Form 20-F
period 2000-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2001-06-29
CIK 1113306

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                    FORM 20-F

                             -----------------------

    [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

    [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    for the transition period from        to

                        Commission File Number 333-11910

                             -----------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)

                             -----------------------

                                MAGDALENA NO. 211
                                COLONIA DEL VALLE
                               03100 MEXICO, D.F.
                    (Address of principal executive offices)

                             -----------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                -----------------------------------------
13 3/4% Series B Senior Notes                            None
         Due 2007

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      None

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

                  Series A shares, no par value          1,276,428
                  Series B shares, no par value          1,226,373
                  Series C shares, no par value          5,622,822
                  Series N shares, no par value          5,622,822

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.
                                    YES X   NO
                                        -     --
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                                ITEM 17     ITEM 18 X
                                        --          -
================================================================================

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----

PART I............................................................................1
      ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............1
      ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE............................1
      ITEM 3.  KEY INFORMATION....................................................1
      ITEM 4.  INFORMATION ON THE COMPANY........................................11
      ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................28
      ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................37
      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................42
      ITEM 8.  FINANCIAL INFORMATION.............................................48
      ITEM 9.  THE OFFER AND LISTING.............................................49
      ITEM 10. ADDITIONAL INFORMATION............................................49
      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........65
      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............65

PART II..........................................................................66
      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................66
      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS...................................................66
      ITEM 15. RESERVED..........................................................66
      ITEM 16. RESERVED..........................................................66

PART III.........................................................................67
      ITEM 17. FINANCIAL STATEMENTS..............................................67
      ITEM 18. FINANCIAL STATEMENTS.............................................F-1
      GLOSSARY OF TELECOMMUNICATIONS TERMS......................................G-1
      ITEM 19. EXHIBITS.........................................................E-1

                           -------------------------

Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2000 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 29, 2000, which was Ps.9.62 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

                           --------------------------

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Magdalena No. 211, Colonia del Valle, 03100 Mexico, D.F., Attention: Director, Investor Relations. Telephone requests may be directed to 011-52-5147-1125.

                                   PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiary. We have extracted some of this information from the audited consolidated financial statements of Maxcom as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, appearing elsewhere in this annual report and you should read this information in conjunction with such consolidated financial statements.

     The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation.

     Note 17 of the consolidated financial statements presents the principal differences between Mexican GAAP and U.S. GAAP and contains a reconciliation of Maxcom's net income and stockholders' equity to U.S. GAAP.

     The U.S. dollar amounts provided below are translations from the peso amounts, solely for the convenience of the reader, at the noon buying rate at December 29, 2000 of Ps.9.62 per U.S.$1.00. You should not construe these translations as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this annual report.

                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------
                                                 1996(1)(2)        1997(2)          1998(2)
                                               -------------- --------------- -----------------
                                                 THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS
                                                   AND THOUSANDS OF U.S. DOLLARS, EXCEPT FOR
                                                               PER SHARE DATA(4)(5)
STATEMENT OF OPERATIONS DATA:
Mexican GAAP
Telecommunications revenues.................

Operating costs and expenses:
   Network operating cost...................
   Selling, general and administrative
     expenses...............................
   Depreciation and amortization............

     Total operating costs and expenses.....

Operating loss..............................

Comprehensive (income) financing cost:
   Interest expense.........................
   Interest income..........................
   Exchange loss, net.......................
   Gain on net monetary position............

     Total comprehensive cost of financing..

Other income, net...........................

Net loss....................................
Net loss per share..........................
Dividends per share.........................
Weighted average shares outstanding.........

U.S. GAAP
Net (loss)..................................   Ps.   (5,628)   Ps.  (58,357)    Ps.  (97,519)
Net loss per share..........................         (1,126)            (43)             (12)
Dividends per share.........................             --              --               --

BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents...................   Ps.       34    Ps.   53,397     Ps.  421,980
Restricted cash.............................             --              --            2,026
Working capital(6)..........................            141          14,774           39,533
Frequency rights............................             --         114,614          114,614
Telephone network systems and equipment.....            291           1,256          270,009
Preoperating expenses.......................          6,132          68,653          210,647
Total assets................................          6,598         252,694        1,058,809
Total debt..................................             --              --          228,971
Capital stock and additional paid-in capital          6,598         252,694          829,838
Deficit.....................................             --              --               --
Shareholders' equity........................   Ps.    6,598    Ps.  252,694     Ps.  829,838

U.S. GAAP
Shareholders' equity........................   Ps.      466    Ps.  182,957     Ps.  688,112

OTHER FINANCIAL DATA:
Mexican GAAP
EBITDA(7)...................................   Ps. (127,570)   Ps. (173,338)    $    (18,019)
Capital expenditures........................   Ps.    6,423    Ps.  126,145     Ps.  437,412
Ratio of earnings to fixed charges(8).......             --              --               --

U.S. GAAP
EBITDA(7)...................................   Ps.   (6,132)   Ps.  (65,604)    Ps. (147,738)
Ratio of earnings to fixed charges(9).......             --              --               --


                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                   1999(2)(3)        2000         2000
                                               --------------- -------------- ------------
                                                 THOUSANDS OF CONSTANT DECEMBER 31, 2000
                                                   PESOS AND THOUSANDS OF U.S. DOLLARS,
                                                      EXCEPT FOR PER SHARE DATA(4)(5)
STATEMENT OF OPERATIONS DATA:
Mexican GAAP
Telecommunications revenues.................    Ps.   96,099   Ps.  266,064   $     27,657
                                               --------------- -------------- ------------
Operating costs and expenses:
   Network operating cost...................          47,751        107,765         11,202
   Selling, general and administrative
     expenses...............................         176,037        331,166         34,425
   Depreciation and amortization............          80,919        201,040         20,898
                                               --------------- -------------- ------------
     Total operating costs and expenses.....         304,707        639,971         66,525
                                               --------------- -------------- ------------
Operating loss..............................        (208,608)      (373,907)       (38,868)
                                               --------------- -------------- ------------
Comprehensive (income) financing cost:
   Interest expense.........................          50,450        399,979         41,578
   Interest income..........................         (10,946)       (97,951)       (10,182)
   Exchange loss, net.......................          10,401         10,705          1,113
   Gain on net monetary position............         (21,756)       (90,101)        (9,366)
                                               --------------- -------------- ------------
     Total comprehensive cost of financing..          28,149        222,632         23,143
                                               --------------- -------------- ------------
Other income, net...........................             119           (471)           (49)
                                               --------------- -------------- ------------
Net loss....................................    Ps. (236,638)  Ps. (597,010)  $    (62,060)
Net loss per share..........................             (23)           (52)         (5.41)
Dividends per share.........................              --             --             --
Weighted average shares outstanding.........      10,964,827     11,463,677     11,463,677

U.S. GAAP
Net (loss)..................................    Ps. (275,007)  Ps. (552,758)  $    (57,459)
Net loss per share..........................             (29)           (48)         (4.98)
Dividends per share.........................              --             --             --

BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents...................    Ps.  167,430   Ps.1,072,261   $    111,462
Restricted cash.............................          20,362        568,878         59,135
Working capital(6)..........................           5,152       (164,934)       (17,145)
Frequency rights............................         112,002        106,208         11,040
Telephone network systems and equipment.....         859,532      1,197,136        124,442
Preoperating expenses.......................         317,523        463,969         48,230
Total assets................................       1,482,001      3,243,518        337,164
Total debt..................................         876,419      2,801,783        291,246
Capital stock and additional paid-in capital         842,220      1,275,383        132,576
Deficit.....................................        (236,638)      (833,648)       (86,658)
Shareholders' equity........................    Ps.  605,582   Ps.  441,735   $     45,918

U.S. GAAP
Shareholders' equity........................    Ps.  386,274   Ps.  266,679   $     27,721

OTHER FINANCIAL DATA:
Mexican GAAP
EBITDA(7)...................................
Capital expenditures........................    Ps.  774,870   Ps.  679,296   $     70,613
Ratio of earnings to fixed charges(8).......              --             --             --

U.S. GAAP
EBITDA(7)...................................    Ps. (230,474)  Ps. (173,338)  $    (18,019)
Ratio of earnings to fixed charges(9).......              --             --             --

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) This financial period began on the date of our incorporation, February 28, 1996.
(2) All amounts incurred in operations from February 28, 1996 (date of incorporation), to May 1, 1999 (commencement of operations), were capitalized as "preoperating expenses" under Mexican GAAP. Therefore no amounts are reported in the table.
(3) We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements reflect eight months of operations.
(4) Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos of December 31, 2000. Restatement into December 31, 2000 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2000. The inflation index used in this annual report for 1996 figures is 1.6797, for 1997 figures is 1.4516, for 1998 figures is 1.2238 and for 1999 figures is 1.0896.
(5) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.62 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2000. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(6) Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt).
(7) EBITDA represents earnings before income taxes, comprehensive (income) cost of financing and depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under Mexican GAAP or U.S. GAAP) because we believe it is a standard financial statistic commonly reported and widely used by analysts and other interested parties. We understand that EBITDA is also used by investors as one measure of an issuer's ability to service or incur indebtedness. We also understand that EBITDA may be defined differently by other companies that disclose a similarly titled account. You should not construe EBITDA as an alternative to operating income or as a measure of liquidity or cash flows from operating activities. For a description of the differences between Mexican GAAP and U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects--U.S. GAAP reconciliations."
(8) Our earnings have been insufficient to cover fixed charges under Mexican GAAP since we started incurring debt in 1998, 1999 and 2000. Fixed charges include interest expense plus capitalized interest plus the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1998, 1999 and 2000 amounted to Ps.19.4 million (U.S.$2.0 million), Ps.224.8 million (U.S.$23.4 million) and Ps.597.0 million (U.S.$62.1 million), respectively.
(9) Our earnings have been insufficient to cover fixed charges under U.S. GAAP since we started incurring debt in 1998, 1999 and 2000. Fixed charges include interest expense plus capitalized interest plus the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1998, 1999 and 2000 amounted to Ps.110.3 million (U.S.$11.6 million), Ps.299.1 million (U.S.$31.5 million) and Ps.612.4 million (U.S.$63.7 million), respectively.

EXCHANGE RATES

         The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 27, 2001 was Ps.9.07 per U.S.$1.00.

                                                                               NOON BUYING RATE (1)
                                                                PERIOD END     AVERAGE       HIGH          LOW
                                                               ------------   ---------   ----------    ---------
Year ended December 31, 1996...............................        7.88          7.64         8.05         7.33
Year ended December 31, 1997...............................        8.07          7.92         8.41         7.72
Year ended December 31, 1998...............................        9.90          9.15        10.63         8.04
Year ended December 31, 1999...............................        9.48          9.56        10.60         9.24
Year ended December 31, 2000...............................        9.62          9.47        10.09         9.98

Month ended December 31, 2000..............................                                   9.62         9.37
Month ended January 31, 2001...............................                                   9.97         9.67
Month ended February 20, 2001..............................                                   9.78         9.66
Month ended March 31, 2001.................................                                   9.71         9.49
Month ended April 30, 2001.................................                                   9.42         9.19
Month ended May 31, 2001...................................                                   9.29         8.95

----------------------
(1)  Source:  Federal Reserve Bank of New York.
(2)  Average of month-end rates for annual data.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

FACTORS RELATING TO MAXCOM

You will not be able to evaluate fully our historical performance because we began commercial operations only recently

         We have a very limited operating history, as we began commercial operations on May 1, 1999. In addition, other than in the City of Puebla, we have not yet begun operations in the Gulf region of Mexico, which is an area that we expect to be material to our results of operations. You have limited meaningful historical operating or financial information about us upon which to base an evaluation of our performance and an investment in our securities.

We anticipate that we will have negative cash flow until we develop a sufficiently large customer base

         The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. Our planned capital expenditures for 2001 are approximately U.S.$58 million. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flow from operating activities since our incorporation in 1996 and expect to generate insufficient cash flow to cover our fixed charges through 2002. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flow from our core operations.

         During the second half of 2000 we had to revise our business plan to reflect a slower growth than anticipated. We also conducted a line-by-line profitability analysis which resulted in the termination of 18,506 lines which were either unused or low revenue generators.

         If we cannot generate significant revenues, achieve and sustain profitability or generate positive cash flow from operating activities in the future, we will not be able to meet our debt service or working capital requirements, and the value of our securities, as a result, would be materially reduced.

Our results for 1999 and 2000 will be adjusted downward

         Maxcom has recently detected an inaccuracy in its accounting policy regarding the capitalization of installation expenses for line disconnections. Capitalized installation expenses for customers that were disconnected were not properly written off from the balance sheet and charged in the income statement.

         Maxcom estimates that this inaccuracy should not be superior to an aggregate of U.S.$1.6 million for years 1999 and 2000, with the majority of this amount related to the 2000 financial statements.

         Once the exact effect of this inaccuracy is confirmed, Maxcom will adjust its financial statements accordingly as a charge to the 2001 statements.

We expect to incur net losses through at least 2002

         Our cash flow from operations for the year 2000 was insufficient to cover our fixed charges. In addition, we are required to amortize all previously capitalized general and administrative preoperating expenses and to depreciate all previously capitalized comprehensive cost of financing. As a result, we expect to incur net losses through at least 2002.

We may need additional financing

         We may require additional financing in the future to service our indebtedness and fund our operations. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness is restricted by the terms of our existing indebtedness.

We may be unable to build out our network on a timely manner or without undue cost

         Our ability to achieve our strategic objectives will depend, in large part, upon the successful, timely and cost-effective buildout of our network. Factors that could affect such buildout include, among other things:

            -  our inability to obtain permits to use public rights of way;

            - our inability to obtain the financing necessary for such buildout;

            - unforeseen delays, costs or impediments relating to the granting of state and municipal permits for our buildout;

            - delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

            - regulatory and political risks relating to Mexico, such as the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions on the repatriation of profits or on foreign investment.

         Although we believe that our cost estimates and buildout schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the buildout will not substantially exceed current estimates. Any significant cost overrun or delay could materially affect our cash flow and our ability to repay our debt.

We depend on key personnel; if they were to leave us, we would have insufficient qualified employees

         Our operations are managed by a small number of key management personnel, the loss of whom could materially affect our operations. In June and July 2000, our then chief executive, chief operating and chief marketing officers resigned. In April 2001, our chief financial officer also resigned. We have since appointed new officers for all these positions. The significant turnover we have experienced at our upper management levels has affected our ability to develop and execute our business strategies. The success of our company depends in part upon our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the management personnel necessary for our success.

We may not have sufficient administrative, operational or financial resources to grow as rapidly as we would like

         Our expected rapid growth will place a significant strain on our administrative, operational and financial resources. We anticipate that continued growth will require us to recruit and hire a substantial number of new managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain personnel who can manage our growth effectively, our growth may be limited and the quality of our service may be impaired. This occurrence could adversely affect our results of operations and financial condition.

We depend on Telmex for interconnection

         Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex's network to service virtually all of our customers. Our interconnection agreement with Telmex expires on September 15, 2002. We cannot assure you that once this agreement expires we will be able to obtain the services we require from Telmex on terms and conditions that permit us to offer services at rates that are both profitable and competitive.

Our increased leverage could affect our ability to service our debt

         We are highly leveraged. In 2000, our earnings were insufficient to cover fixed charges by an amount equal to Ps.552.8 million.

         Our ability to meet our debt service requirements will depend on our future performance, which is subject to a number of factors, many of which are outside our control. We cannot assure you that we will generate sufficient cash flow from operating activities to meet our debt service and working capital requirements. In addition, our high leverage could affect our access to credit or our ability to pursue business opportunities.

         The indenture governing our U.S.$300 million 13 3/4% Series B Senior Notes due 2007, which we refer to in this annual report as the "notes," limits but does not prohibit our incurrence of additional indebtedness and we expect to incur additional indebtedness in the future. However, our significant level of indebtedness may impair our ability to raise additional indebtedness on commercially reasonable terms when required or with terms that will not limit our ability to develop our business.

         Furthermore, our significant leverage, through the related debt service burden, could adversely affect:

            - our ability to fund capital expenditures, acquisitions or operating losses or to refinance existing indebtedness;

            - our flexibility in planning for, or reacting to, changes in our business and market conditions; and

            -  our ability to compete in our markets.

We are subject to restrictive covenants

         The terms of our notes impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability to, among other things:

            -  borrow money;

            -  pay dividends in stock;

            -  make investments;

            -  use assets as security in other transactions, and

            -  sell assets or merge into other companies.

         If we do not comply with these restrictions, we could be in default even if we are able to service our debt. If there were a default, holders of the notes could demand immediate payment of the aggregate principal amount and accrued interest on the notes outstanding. This could lead to our bankruptcy or reorganization for the benefit of our creditors or to our inability to pay our obligations.

We may not be able to finance a change of control offer

         We will be required to offer to repurchase all the notes if a change of control (as defined in the indenture governing the notes) occurs. An agreement among our principal shareholders provides that if we do not carry out a public equity offering prior to May 21, 2005, some of our shareholders will have the right to:

            -  sell substantially all of our assets;

            -  merge or consolidate us into another company; or

            - require parties to the shareholders agreement to sell their shares and distribute the proceeds to some of our shareholders.

         Although there is doubt as to whether this provision would be enforceable under Mexican law, any such occurrence would likely constitute a change of control under the indenture governing the notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control.

If we do not successfully install and operate accounting, billing, customer service and management information systems, we may not be able to achieve desired operating efficiencies

         Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We intend to install the accounting, information and processing systems necessary to provide services efficiently. However, we cannot assure you that we will be able to successfully install or operate such systems or that they will perform as expected.

Our operations are dependent upon our ability to protect our network infrastructure

         Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, floods, power loss, and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs are effected or replacement equipment is installed. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenues is represented by a small number of customers

         Currently, our three largest customers account for more than 30% of our revenues. We believe that this customer concentration will be reduced over time as the size of our operations grows. However, our revenues could be negatively affected at least in the short term if one or more of our largest customers cancel our service.

We could be affected by the "by-pass" traffic

         Pursuant to COFETEL regulations, the only legal way to transport international long distance calls in Mexico is through the international settlement rate system. However, alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico exist. Some estimates show that, given the disparity between international settlement rates and domestic interconnection rates that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that "by-pass" the international settlement rate system. This practice is deemed illegal by COFETEL.

         Maxcom complies with all relevant regulations relating to local and long distance services and cannot confirm whether any of its high-volume customers is engaging in "by-pass" activities. Under Mexican legislation, Maxcom is not required to investigate whether any such high-volume customers are engaged in "by-pass" activity. Maxcom is required, however, to obey any COFETEL's formal order to disconnect a customer deemed to be engaged in "by-pass" activity by COFETEL.

         Mexican regulatory authorities have announced their intention to reinforce audits of persons or companies engaging in "by-pass" activity. Major Mexican long distance carriers signed on December 2000 a cooperation agreement to combat "by-pass" in Mexico. If as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers (such as Internet service providers) are engaged in such "by-pass" activity, Maxcom's revenues could be negatively affected.

FACTORS RELATING TO THE MEXICAN TELECOMMUNICATIONS INDUSTRY

We face significant increasing competition which may negatively affect our operating margins

         The telecommunications industry in Mexico is becoming highly competitive. We compete with our rivals primarily on the basis of features, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. As the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us, a nationwide network and concession and an established customer base.

         We also face significant competition from recent entrants, particularly in Mexico City. Some of these recent entrants may have significantly greater financial and other resources than us. In addition, we could face increased competition if the Mexican government grants more concessions or if new, competing technologies are developed. Competition may limit our ability to grow or maintain our customer base or to implement price increases to keep pace with inflation.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired

         The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government could grant concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide services similar to those we plan to provide will not be granted and that the value of our concessions will not be adversely affected as a result.

We could lose our concessions if we do not comply fully with their terms

         The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. We believe we are currently in compliance with all of these terms. However, we cannot assure you that we will be able to comply in the future. A failure to comply could result in a termination of our concessions, and the Mexican government would not be required to compensate us. If any of our concessions were to be terminated, we could be unable to engage in our core business and would likely be unable to repay our indebtedness.

Fraud increases our expenses

         The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we installed it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service. In the year 2000, we incurred approximately Ps.6.3 million in expenses for the prevention and detection of fraud.

The technology we use may be made obsolete by the technology used by our competitors

         All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, we cannot assure you that this technology will not be challenged by competition from new or improved digital technologies in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology.

The Mexican government could temporarily seize or permanently expropriate our assets under certain circumstances

         The Mexican government has the authority to temporarily seize all assets related to a telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons, and for other reasons related to national security. In addition, the Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Mexican law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely.

FACTORS RELATING TO MEXICO

If Mexico experiences future political and economic crises, our business could be affected negatively

         We are a Mexican company with all of our operations in Mexico. Accordingly, the political and economic environment within Mexico can have a significant impact on our financial condition and results of operations.

         The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico held national elections, which were won by Vicente Fox, the candidate of the National Action Party (Partido Accion Nacional). This represented the first time in over 70 years that a party other than the Institutional Revolutionary Party (Partido Revolucionario Institucional) won the Presidency. In addition, no single party has a majority on the national congress. We cannot predict the impact this result might have on the Mexican economy, particularly on the growth and deregulation of the telecommunications industry.

         In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services.

         Crises such as these could have a material adverse effect on our financial condition and results of operations and on the market value of our securities.

Foreign ownership restrictions may limit our ability to raise equity capital

         Mexican law provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services to other than cellular services may be held by non-Mexicans. Non-Mexicans represent 49% of our full voting stock. As a result, any future sales of equity securities to non-Mexicans must involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexicans. This national ownership requirement may limit our ability to raise capital from non-Mexican investors in the future.

We may lose money because of peso devaluations

         While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. We are exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 1998, the peso devalued 22.7% relative to the U.S. dollar.

         We do not currently have in place hedging arrangements with respect to this risk because we do not believe them to be cost effective for us. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the notes. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities such as ours. Although the peso-to-dollar exchange rate remained relatively stable in 1999 and 2000, there may be significant devaluations in the future.

Developments in other countries may impact the price of our securities

         We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. The financial crisis that began in October 1997 in several Asian nations, spread to Russia and is currently affecting Brazil and Argentina, has had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of this crisis may worsen, or new crises may occur, which may negatively affect the price of our units, notes, warrants and shares or our financial condition and results of operations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

         We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP, including in the treatment of the capitalization of preoperating expenses, the amortization of frequency rights, the capitalization of interest, vacation expenses and deferred income taxes and employees' profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries.

Our creditors may suffer a U.S. dollar shortfall if they obtain a judgment or a distribution in bankruptcy

         In the event that we are declared bankrupt, we will have the right to discharge our obligations by paying our creditor in pesos at the exchange rate in effect on the date of the declaration of such bankruptcy. In the event that a creditor is awarded a judgment from a court enforcing our U.S. dollar-denominated obligations under the notes, we will have the right to discharge our obligations by paying such creditor in pesos at the exchange rate in effect on the day of payment of such judgment. Such rate is currently determined by the Mexican Central Bank (Banco de Mexico) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federacion). As a result of such currency conversion, a creditor could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

         You should also be aware that if we are declared bankrupt, our debt obligations, including the notes, will cease to accrue interest and payment of any of our debt obligations would depend on the outcome of the bankruptcy proceedings, which are often very lengthy.

We may not be able to make payments in U.S. dollars

         In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Maxcom Telecomunicaciones, S.A. de C.V. is a limited liability company (sociedad anonima de capital variable) with indefinite life organized under the laws of Mexico on February 28, 1996. We were originally organized under the name "Amaritel, S.A. de C.V." We changed our legal name to "Maxcom Telecomunicaciones, S.A. de C.V." on February 9, 1999. Our legal name is also our commercial name.

         Our principal offices are located at Magdalena No. 211, Colonia del Valle, 03100 Mexico D.F. and our general phone number is (52) 5-147-1111. Our website address, the contents of which are not part of this annual report, is www.maxcom.com.mx. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

         In February 1997, we were awarded Mexico's first competitive wireline local long distance telephony concession, which covers the Federal District of Mexico and over 100 cities and towns in the Gulf region and has a term of 30 years. Our concession was expanded in September 1999 to cover over 80% of the Greater Mexico City area, and a total of 115 cities and towns in the Gulf region.

         In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years.

         We commenced commercial operations on May 1, 1999.

         For the three years ended December 31, 2000, we invested approximately U.S.$147.3 million in capital expenditures, primarily for the buildout of our infrastructure.

         For 2001, we plan to invest approximately U.S.$58 million in capital expenditures, primarily for the purchase and installation of telecommunications equipment. Of this amount, we had already spent approximately U.S.$2.7 million by March 31, 2001.

B.       BUSINESS OVERVIEW

         We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We commenced commercial operations on May 1, 1999. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico and Puebla, where we currently operate, are attractive from a telecommunications growth perspective, due to the combination of a relatively large population, low subscriber line penetration by international standards and strong economic growth. We anticipate a large and growing demand for telephony services in these regions.

         We position ourselves as a single-source provider of telecommunications services to our customers. In addition to our existing local, long distance and data services, we offer value-added products such as digital high-speed data connectivity and Internet access. We are currently expanding the functionality of our network to offer other broadband services.

         In order to support our market positioning, we follow a marketing strategy that is focused on differentiating ourselves from competitors. A key element in this strategy is superior customer service, centered on what is most important to our customers. According to our market research, our target customers value highly, among other things, around-the-clock customer care availability, rapid-response time and timely and accurate billing.

         At December 31, 2000, we had 26,910 lines in service for 11,264 customers. Our order backlog was 6,445 lines at December 31, 2000. During 2000, we installed a total of 27,983 lines. However, in the second half of 2000 we conducted a line-by-line profitability analysis which resulted in the termination of 18,506 lines which were either unused or low revenue generators. This analysis allowed us to optimize the use of our capacity.

         The Mexican government has announced that the increase in teledensity rates continues to be one of its top priorities. In February 1997, we were awarded Mexico's first competitive wireline local/long distance telephony concession, which covers the Federal District of Mexico and over 100 cities and towns in the Gulf region, and has a term of 30 years. Our concession was expanded in September 1999 to cover over 80% of the Greater Mexico City area, and a total of 115 cities and towns in the Gulf region. Mexico City, with a population of approximately 20 million people, is one of the world's most heavily populated metropolitan areas. The Gulf region has the greatest concentration of oil, natural gas and maritime industries in Mexico. We were also awarded a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997, each for 20 years.

         The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide service quickly to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of service revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed two central switching offices located in Mexico City and the City of Puebla, with a 170-kilometer fiber optic link connecting the two cities. As of December 31, 2000, we had in service two state-of-the-art Lucent Technologies 5ESS switches.

         We believe that the combination of our attractive wireline and microwave concession areas, our smart-build network construction strategy, our position as a customer service-oriented provider and our state-of-the-art network will allow us to benefit from the expected growth of the Mexican telecommunications industry.

STRATEGY

         We intend to capitalize on our competitive strengths to become a leading telecommunications provider in our markets in Mexico. Our new management team is currently in the process of defining a new strategy of growth and expansion. This new strategy will necessarily include the following components:

Capture unmet demand for telephony services

         We seek to capture unmet demand by targeting small and medium-sized businesses and middle and high-usage residential customers that are looking to expand their telecommunications capacity or that do not currently receive the type of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the current low teledensity rate, which was 12.7 telephone lines per 100 inhabitants at the end of 2000, the increasing level of competition and the continued development of the Mexican economy.

Build our network on a demand-driven, modular basis

         We build our network based on customer demand. We first identify clusters in our markets through various market research techniques. We then carry out the network buildout in tandem with increased sales and promotional efforts targeted at customers within the cluster. This parallel track minimizes the time lag between the incurrence of capital expenditures and the generation of service revenues, and allows a choice of technology and construction method based on the particular needs of the cluster. We refer to this approach as our "smart-build" strategy.

Differentiate product offerings based on features and price

         We believe that we can differentiate ourselves from competitors by offering a variety of product features that meet the specific needs of our customers. In the process, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at prices that are between 5% and 15% lower than the prevailing market price in order to build our customer base.

OUR MARKETS

Concession areas

         In February 1997, we were awarded the first concession for competitive local wireline telephony services in the Federal District of Mexico and in 110 cities and towns in the Gulf region. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region.

         Our area of coverage includes Mexico City, which has the greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. According to the Mexican National Institute of Statistics, Geography and Information (Instituto Nacional de Estadistica, Geografia e Informatica), in 2000, Mexico City had a population of approximately 17.9 million people. Although Mexico City has the highest teledensity rate in Mexico, at approximately 19.2 telephone lines per 100 inhabitants at December 31, 2000, we believe that significant unmet demand for high-quality, local telephony services in Mexico City remains. We commenced commercial operations in Mexico City on May 1, 1999.

         We commenced commercial operations in the City of Puebla also in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 1.9 million people in 2000.

         As of December 31, 2000, we had 16,920 installed lines and an order backlog of 4,605 lines in Mexico City and 9,900 installed lines and an order backlog of 1,840 lines in the City of Puebla. During the second half of 2000 we conducted a line-by-line profitability analysis that resulted in the termination of 18,506 lines which were either unused or slow revenue generators. As of April 30, 2001, we had 27,720 installed lines and an order backlog of 10,035 lines.

         The Gulf region includes, in addition to the City of Puebla, among others, the cities of Veracruz, Tampico, Reynosa, Merida, Cancun, Chetumal, Campeche, Ciudad del Carmen, Coatzacoalcos and Tuxtla Gutierrez, and has an aggregate population of approximately 13.8 million people. The Gulf region has the greatest concentration of oil, natural gas and maritime industries in Mexico. The Gulf region is a significantly underserved market, with a teledensity rate of approximately 8.6 telephone lines per 100 inhabitants. We believe that this region has not been an area of initial focus of potential competitors. As a result, we believe we will operate in a limited competitive environment.

         We have recently approached the SCT and COFETEL to explore the possibility of amending our concession to allow for national coverage.

Clusters

         We have developed a comprehensive marketing strategy that starts by identifying city areas with the largest potential for new lines, which areas we refer to as "clusters." We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. A cluster becomes the basis for network design and deployment and for the launching of focused field sales efforts.

         Our cluster strategy is divided into three stages:

            - IDENTIFY CLUSTERS through market research. Our market research is designed to identify small- and medium-sized businesses and medium- and high-usage residential consumers. Once we identify potential customers and the clusters or single sites (such as apartment buildings) within which these potential customers are located, we design the deployment of the access network to cover these clusters.

            - DEVELOP CLUSTERS through the implementation of a sales plan for each cluster based on our network deployment schedule. We promote our services at the same time that we are building the network.

            - FILL OUT CLUSTERS by offering our services to all customers within the cluster.

OUR NETWORK

Buildout strategy

         We build out our network on a modular basis. Once a cluster has been identified, we build our network in tandem with our sales efforts within the cluster. This approach provides greater flexibility and minimizes the time lag between the incurrence of capital expenditures and the generation of service revenues. Through December 31, 2000 we had invested Ps.1,531.9 million to build our network, excluding cumulative preoperating expenses.

Network backbone

         At December 31, 2000, our network backbone consisted of one owned 170-kilometer fiber optic link between Mexico City and the City of Puebla with a Lucent Technologies 5ESS digital switch in each city and an optical regenerator at the halfway point. Our switch in Mexico City is connected to two different nodes in the city's public switched network by leased fiber capacity. Our switch in Puebla is connected to the City of Puebla public switched network by leased fiber capacity. We also lease facilities to connect to long distance networks.

         In June 2000, we finished constructing a fiber optic ring in the City of Puebla. We also acquired six strands of dark fiber for approximately 175 kilometers in metropolitan rings in Mexico City and obtained an option for additional capacity in fiber optic rings also in Mexico City. In addition, the infrastructure is in place to provide local telephony service to five towns located along our Mexico City-City of Puebla fiber optic link.

Last-mile connectivity

         The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use point-to-point microwave transmission technology for fast deployment to single site locations and to provide backbone to clusters. We have point-to-point frequencies in the 15 and 23 GHz band. We also have a point-to-multipoint concession for the 10.5 GHz band covering a portion of the Gulf region. We do not currently use this concession but may use it in the future to provide last-mile connectivity to our customers.

         We also use wireline access to provide service to clusters. Clusters generally have an area ranging between one and six square kilometers. An average of 50 kilometers of cable plant is required to provide facilities within the clusters. We use the following two types of outside plant facilities:

            - COPPER FACILITIES. Copper wire feeder and distribution facilities are placed from the host or remote site along rights of way, either aerial or underground. Aerial is the preferred method based on cost of construction. Underground cable is placed using either the open trench or directional boring methods of construction. The size of the cable laid is based on the anticipated number of customers in the cluster forecasted by our marketing research. We also integrate fiber optic facilities in the distribution plant to allow us to provide broadband services.

            - PAIR GAIN FACILITIES. Fiber optic cable is used in some instances to serve pair gain units and copper distribution facilities depending on the economics and governmental restrictions relating to underground placement. The size of the copper distribution cable is described above.

Switching

         We have a Lucent Technologies 5ESS digital switch in each of Mexico City and the City of Puebla. Our switch in Mexico City is currently engineered for 95,000 trunks and equipped for 87,000 trunks, while our switch in the City of Puebla is engineered for 60,000 trunks and equipped for 27,000 trunks. Each trunk can generally carry between 1 and 3 lines. Equipped capacity is expanded modularly and at incremental costs according to customer demand.

         The switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services such as abbreviated dialing, conference, call back, calling number display, call waiting, hot line, hunt group and voice mail, among others.

Operational support systems

         We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard hardware and Lucent Technologies software, allows us to manage a multi-vendor network, and has the ability to monitor switching, transmission and microwave elements simultaneously and provide automatic trouble identification.

         Our operational support systems are designed to allow us to differentiate ourselves in the marketplace by being able to:

            -  offer a flexible, large selection of services;

            -  provide tailored service packages;

            -  quickly introduce products and services;

            -  deliver near real-time activation and disconnection;

            -  deliver a high quality of service;

            -  minimize activation errors; and

            -  provide accurate and timely billing services.

         Our information technology strategy is to implement operational support systems possessing a high level of functionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

            -  Spanish language support for invoices and documentation;

            - a high degree of integration between a small number of operational support systems components;

            -  flow-through of information, provisioning and service activation;

            -  capabilities to monitor, manage and resolve network problems; and

            -  allowance for growth on a modular scalable basis.

OUR SERVICES

General

         Our primary focus of service is local telephony, particularly the provision of high-quality, flexible last-mile connectivity to small and medium-sized businesses and middle and high-usage residential customers. We offer long distance service as an integrated value-added service for our local telephony customers. We do not offer our long distance service separately from our local telephony service. In addition, although not required by Mexican regulation, we give our local telephony customers the option to choose either our long distance services or those of other carriers.

         We currently provide value-added services such as: voice mail, speed dialing, call waiting, call forwarding, three-way calling, call barring, caller identification and multi-line hunting. We also provide digital high-speed connectivity and dial-up Internet access.

Service products

         We seek to offer high-quality telephony service products combining (1) prices that are between 5% and 15% below current market levels, (2) a wide range of value-added solutions, and (3) superior customer service. The following are the service products we currently offer to our customers:

            - RESIDENCIAL LINEAMAX. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

            - COMERCIAL LINEAMAX. This service, which is offered to business customers, is identical to Residential LineaMax except that it also includes multi-line hunting.

            - CENTRALMAX. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain the equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call barring, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, multi-line hunting and attendant services.

            - LARGA DISTANCIA LINEAMAX. This service provides domestic and international long distance.

            - TRONCALMAX DIGITAL. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing private branch exchange. This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial
               (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

            - TRONCALMAX ANALOGICA. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

            - XDSL. Digital subscriber line is a transmission service that turns ordinary telephone lines into high speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With xDSL it is possible to have secure, dedicated links to the Internet or a company's LAN at a high speed transmission.

         We plan to offer the following service products to our customers in the future in order to capitalize on the significant data applications growth expected in Mexico.

            - DIGITAL PRIVATE LINES. We expect that our private lines will be highly reliable dedicated circuits between two or more physical locations. They are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are in effect leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

            -  INTELLIGENT NETWORKS PLATFORM.

               [X] Virtual private networks provide customers with several telecommunications service such as simplified dialing, privacy and security of communications, control calls, over national and international private networks.

               [X] Free call services. This service allows subscribers to advertise a toll-free telephone number (the service number) for their customers or potential customers.

               [X] Calling cards. Calling cards provide the capability to offer subscribers the option of automatically billing their calls to an alternate account number. This service is typically provided as a convenience to subscribers that have a need to place calls when they are away from their homes or offices.

            - WEB SERVICES. Hosting of web applications, domain name administration, applications on demand, unified messaging services and small and medium business enablement content.

PRICING

         We generally seek to maintain our prices between 5% and 15% below our principal competition. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. Our pricing structure rewards long-term commitments by increasing discounts in relation to the length of the commitment. We also provide discounts to high-volume users that are likely to generate a significant flow of calls that will terminate in our network.

         We pay interconnection charges to other carriers on a per minute basis. However, the common practice in the Mexican market is to charge customers on a per call basis for local service. We seek to minimize the risk associated with this mismatch in terms of revenues and costs by targeting customers, such as radio stations and Internet service providers, who are likely to generate a significant flow of calls that will terminate in our network. Moreover, for long holding time customers, we have, in some cases, implemented a per minute charge plan to be consistent with our interconnection fees that are on a per minute basis.

MARKETING AND SALES

General

         We seek to develop brand name recognition by using our corporate name, logo and product names consistently to portray a unified image. We conduct publicity drives within target clusters and to high-volume business and residential users. We seek to differentiate ourselves from our competitors by our pricing, consistent quality of service and speed of line activation.

Sales and distribution channels

         We focus our sales efforts within clusters using general promotion and direct sales. We promote our services primarily through advertisements on billboards and in-building promotions. As we commence the deployment of our network within a cluster, we intensify our promotion efforts through our direct sales force in such cluster.

         Our direct sales approach is to assign sales representatives or teams to locations within a cluster that have significant potential for customer growth. There are two types of locations within a cluster:

            - SINGLE-SITE LOCATIONS that have significant potential for our services; and

            - FIBER OPTIC/COPPER CABLE DISTRIBUTION ROUTES that will extend bi-directionally from host buildings along main routes with significant potential.

         As of December 31, 2000, we employed 38 salespeople. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base and a bonus component.

         Our sales force is recruited from other telecommunications providers and systems integrators. In addition, we recruit master's degree holders from Mexican universities. We believe that current labor market conditions in Mexico allow us to recruit high-quality individuals. Our sales force undergoes extensive training covering the industry of telecommunications, our products, our internal procedures and markets, sales, proposal preparation and presentation skills. In its sales effort, our sales force uses, among other things, multimedia presentation, corporate videos and corporate and product brochures.

         In addition to our sales force, we are developing other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing.

Customer service

         We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

            - CENTRALIZED ANSWERING POINT. This area responds to calls to our main number in Mexico City and the City of Puebla. Many prospective and existing customers use our centralized answering point for all types of queries, including regarding area codes, rates, billing and line installation and changes. Our hours of operation are 8:00 a.m. to 8:00 p.m. Monday through Friday, and from 9:00 a.m. to 6:00 p.m. on Saturdays.

            - WALK-IN CENTER. We have one walk-in center in Mexico City and two in the City of Puebla for prospective and existing customers who wish to make inquires regarding our services in person. Our hours of operation are 8:00 a.m. to 8:00 p.m. Monday through Friday, and from 9:00 a.m. to 6:00 p.m. on Saturdays.

            - CENTRALIZED TROUBLE-SHOOTING CENTER. This area responds to calls to our main number in Mexico City and the City of Puebla. This center is available 24 hours a day, seven days a week and handles customer service problems.

         For the convenience of our customers, we have arranged for customers to pay their bills at the branches of major Mexican banks. We also have customer walk-in centers, one in Mexico City and two in Puebla, to assist our customers with new service requests, bill payments and product information.

CREDIT, BILLING AND COLLECTION

         We carry out credit checks on all our potential business customers using a leading Mexican credit bureau. Based on the result of the credit check, we assign a credit risk rating to the business customer and, depending on the credit risk assignment, request a deposit, bond or standby letter of credit. Normally, for business customers with an imperfect credit history we require a one- to three-month deposit, which is calculated based on the number of lines contracted. For high-volume customers we may require higher deposits, and may collect on a prepaid or weekly basis and undertake a closer monitoring of call activity.

         For our billing process, we use an Ericsson/Hewlett-Packard billing mediation platform and a Kenan Systems/Arbor billing platform interfaced with our customer service system. We collect our billing data from our switches using an X.25 data network, with magnetic tape as backup. We monitor collections and abnormal activity and develop statistics using our Kenan Systems/Arbor billing platform. Also, we installed a state-of-the-art fraud management system in the last quarter of 1999.

         We perform four billing cycles per month for business customers and two for residential customers. We invoice monthly on a staggered basis, except in some cases of greater credit risk where we invoice weekly. We prepare and mail bills within five days after the close of each cycle. If a bill is past-due for more than five days in the case of a business customer or two days in the case of a residential customer, we call the customer to request payment. If the bill remains unpaid for three additional days, we leave a reminder message on our customer's phone. If the bill remains unpaid for seven additional days, we will then restrict service to incoming calls only and eventually suspend service and forward our unpaid receivables to a collection agency or, if necessary, to a legal agency.

COMPETITION

         We compete primarily in the local telephony market on the basis of features, customer service and value. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.

         We do not compete directly in the long distance market. Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, we do not offer our long distance service separately from our local telephony service. In addition, we give our local telephony customers the option to choose either our long distance services or those of other carriers.

Telmex

         Our main local telephony competitor is Telmex, the former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base which represents substantially all of the wireline local telephony lines in Mexico. We depend on Telmex for local interconnection.

         Our core strategy is to service underserved markets by targeting new customers that do not currently receive the type of products and services we offer.

New entrants

         We expect to face competition in local telephony from new entrants that have been awarded concessions and which have just begun, or are expected to begin, commercial operations. The more significant of these entrants are Axtel, S.A. de C.V. ("Axtel"), Megacable Telecomunicaciones de Mexico, S.A. de C.V. ("Megacable"), Pegaso Comunicaciones y Sistemas, S.A. de C.V. ("Pegaso") and Operadora Unefon, S.A. de C.V. ("Unefon").

         Axtel was awarded a nationwide local telephony and long distance concession in June 1996, as well as fixed wireless local loop frequencies in the 3.4-3.7 GHz band, in May 1998. Axtel commenced commercial services in the northern city of Monterrey in July 1999 and in Guadalajara, Puebla, Toluca, Leon and Mexico City during 2000. We believe that Axtel seeks to target both business and residential customers.

         Megacable was awarded a wireline local telephony concession in July 1997. In addition, it has a point-to-point microwave frequency concession in the 23 GHz band range. Megacable operates currently in Mexico City and plans to commence operations in Guadalajara and Monterrey sometime in 2001. We believe that Megacable will focus on providing service to large corporate customers.

         Pegaso was awarded a mix of 30 and 10 MHz bandwidth concessions in the
1.9 GHz band, and PCS band concessions covering all of Mexico in June 1998. Pegaso offers services in Mexico City, Monterrey, Guadalajara, Tijuana, Toluca and several other cities in northern Mexico. We believe that Pegaso plans to cover the thirty-four most important cities in Mexico.

         Unefon won nationwide concessions for fixed wireless local loop frequencies in the 3.4-3.7 GHz band and in the PCS 1.9 GHz band in May 1998. Unefon began commercial operations in Toluca in early 2000 and has initiated operations in Mexico City and Puebla, among other cities.

         We expect to face significant competition from some of these new entrants in Mexico City and Puebla. We believe that having already commenced operations in Mexico City gives us a significant advantage over these competitors in terms of brand name recognition, operations and line growth. We are not aware of any current plans by any of these competitors to provide local telephony services in the Gulf region in the near future.

OVERVIEW OF THE MEXICAN TELECOMMUNICATIONS INDUSTRY

General

         The telecommunications industry involves the transmission of voice, data and video communications from point of origination to point of termination. The Mexican telecommunications industry has been undergoing rapid change in the last decade due to the introduction of new technologies and the construction of additional infrastructure, as well as market liberalization, which together have resulted in increased competition and demand for telecommunications services.

         The modernization of the Mexican telecommunications infrastructure began in 1990 with the privatization of Telmex, the government-controlled telecommunications monopoly. Since privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, copper cables are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Market liberalization

         Historically, the Mexican telecommunications industry was dominated by Telmex, the government-controlled telecommunications monopoly. In December 1990, the Mexican government initiated the privatization and deregulation of Telmex by selling a controlling portion of Telmex's equity to a private consortium led by Grupo Carso, S.A. de C.V., a Mexican conglomerate, as well as to subsidiaries of Southwestern Bell Corporation and France Telecom S.A. Subsequently, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band "A" in order to allow concessionaires to compete with Telmex.

         LOCAL TELEPHONY MARKET. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex's nationwide concession, which expires in March 2026 and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the Mexican Communications and Transportation Ministry (Secretaria de Comunicaciones y Transportes), which we refer to as the "SCT," published regulations governing the licensing of local services on a competitive basis.

         In order to promote competition in the local telephony market, the Mexican government granted several concessions beginning in 1997, including the concession awarded to us for wireline local telephony service. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term, and authorizes, among other things, the provision of local telephony services and value-added services in a specified region of the country.

         The Mexican government has also been conducting auctions of spectrum frequencies in the:

            - 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (fixed wireless local loop) frequency bands;

            - 7, 15 and 23 GHz frequency band for nationwide point-to-point microwave transmission links; and

            - 10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

         Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, five companies won concessions in the 1.9 GHz
(PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See "--Competition."

         LONG DISTANCE TELEPHONY MARKET. In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex an exclusivity period for long distance telephony services of six years. In August 1996, the exclusivity period granted to Telmex to provide domestic and international long distance telephone service expired and competition commenced in January 1997. In order to promote competition among domestic and international long distance providers, the Mexican government granted several concessions, including the concession awarded to us, for domestic and international long distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30-year term, and authorizes the provision of domestic and international long distance services and value-added services.

         The long distance concessionaires include among others:

            - Alestra, S. de R.L. de C.V., in which AT&T Corp. is a shareholder;

            - Avantel, S.A. de C.V., in which MCI WorldCom Inc. is a shareholder;

            - Axtel, S.A. de C.V., in which Bell Canada International is a shareholder; and

            - Iusatel, S.A. de C.V., in which Verizon and Vodafone are indirect shareholders.

         International liberalization trends will likely impact the flow of long distance telephone traffic to and from Mexico. In particular, demand for long distance services may be stimulated by reforms of domestic access/interconnection charges and international settlement rates and recent international trade negotiations. As such charges decline, overall demand for international and local services may increase.

Mexican market characteristics

         POPULATION AND ECONOMIC GROWTH. Mexico is the second largest country in Latin America in terms of population. In 2000, Mexico had an estimated population of 97.3 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2000, 33.1% of the population was under the age of 15, 61.6% between the ages of 15 and 65 and only 5.3% was over 65. After a decline in 1995, Mexico's real gross domestic product has grown in the past four years, rising by 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.9% in 2000.

         UNDERSERVED TELEPHONY MARKET. Mexico has a relatively low level of wireline penetration with substantial unmet demand for fixed telephony service. The following table presents telephone wirelines in service per 100 inhabitants for the United States and selected Latin American countries as of December 31, 2000.

                                             SELECTED TELEDENSITY RATES
                                                                                      LINES IN SERVICE PER
        COUNTRY                                                                        100 INHABITANTS(1)
        -------                                                                      -----------------------
        United States............................................................              68
        Uruguay..................................................................              29
        Argentina................................................................              22
        Chile....................................................................              22
        Brazil...................................................................              19
        Colombia.................................................................              18
        Mexico...................................................................              13
        Venezuela................................................................              11
        Peru.....................................................................               7

        ------------------
        (1)    Source:  Pyramid Research.

         According to Pyramid Research, the wireline local telephony market represents approximately 33% of Mexico's total telecommunications market, when measured by revenues, and generated approximately U.S.$4.5 billion of revenue in 2000. The business segment represents approximately 25% of the local telephone market, with the balance accounted for by the residential segment.

         PROJECTED GROWTH TRENDS. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage are expected to increase substantially. According to Pyramid Research, between 2000 and 2004, lines in service in Mexico are expected to increase by 6.2 million, a compound annual growth rate of approximately 10.8%. During the same period, teledensity rates are expected to increase from 12.7 lines per one hundred inhabitants in 2000 to 18.0 lines per one hundred inhabitants in 2004.

         According to Pyramid Research, local, domestic long distance and international long distance services revenues are expected to experience 13%, 5% and 4% compound annual growth rates, respectively, between 2000 and 2004. Total local wireline telephony revenues in Mexico are expected to increase from U.S.$4.5 billion in 2000 to U.S.$7.4 billion in 2004. This growth is expected to result from a marked increase in the number of lines in service and a slight increase in local service rates.

SUPERVISION AND REGULATION OF THE MEXICAN TELECOMMUNICATIONS INDUSTRY

Current regulatory environment

         GENERAL. The telecommunications industry in Mexico is subject to the New Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995. However, certain rules set forth under the General Means of Communications Law (Ley de Vias Generales de Comunicacion), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated thereunder, generally remain effective and are referred to as the Old Telecommunications Law.

         Under the New Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by COFETEL (Comision Federal de Telecomunicaciones). COFETEL was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

            - enacting regulations and technical standards for the telecommunications industry;

            - ensuring that holders fulfill the terms of their concessions and permits;

            -  suspending operators without concessions;

            -  resolving interconnection controversies between competitors; and

            -  maintaining a registry of applicable rates.

         The SCT retains the authority to grant all concessions and permits. COFETEL makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The SCT has final decision making power on these issues. Once a final decision is made, COFETEL implements the related regulations.

         CONCESSIONS AND PERMITS.

         General. To provide public telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT. Pursuant to the New Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public networks may be extended for a term equivalent to the term for which the concession was originally granted. Concessions for spectrum frequencies will be re-auctioned at least three years prior to their expiration date. Concessions specify, among other things:

            - the type and technical specifications of the network, system or services that may be provided;

            -  the allocated spectrum frequencies, if applicable;

            - the geographical region in which the holder of the concession may provide the service;

            -  the required capital expenditure program;

            -  the term during which such service may be provided;

            - the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

            -  any other rights and obligations affecting the concession holder.

         In addition to concessions, the SCT may also grant permits for the following:

            - installing, operating or exploiting transmission-ground stations; and

            -  providing telecommunications services as a reseller.

         There is no legally mandated maximum term for these permits, unless specifically stated in the permit. Under the New Telecommunications Law, a company needs to register the rates for the telecommunications services that it wishes to provide with COFETEL in order to be able to provide them to the public.

         Ownership restrictions. Under the New Telecommunications Law and the Mexican Foreign Investment Law (Ley de Inversion Extranjera), concessions may be granted only to:

            -  Mexican individuals; and

            - Mexican corporations (1) in which non-Mexicans own 49% or less of the full voting stock and (2) which are not otherwise controlled by non-Mexicans.

         However, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy (Secretaria de Economia).

         Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as "neutral shares") that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers in violation of these foreign ownership requirements are invalid under Mexican law.

         Transfer. Concessions are transferable, after the first three-year period of the concession, if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of such concession, and such a transfer does not violate the foreign ownership requirements of the New Telecommunications Law and the Mexican Foreign Investment Law.

         Termination. A concession or a permit may be terminated pursuant to the New Telecommunications Law upon the following events:

            -  EXPIRATION OF ITS TERM.

            -  RESIGNATION BY THE CONCESSION HOLDER OR THE PERMIT HOLDER.

            - REVOCATION. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

               [X] failure to exercise the rights of the concession within 180 days;

               [X] failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

               [X] loss of the concession or permit holder's Mexican nationality;

               [X] unauthorized assignment, transfer or encumbrance of the concession or permit;

               [X]  unauthorized interruption of service;

               [X] taking any action that impairs the rights of other concessionaires or permit holders;

               [X] failure to comply with the obligations or conditions specified in the concession or permit; and

               [X] failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

         The SCT may revoke a concession for violations of any of the circumstances referred to in the first four instances above. Under the last four instances above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.

            - EXPROPRIATION. The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company.

            - DISSOLUTION OR BANKRUPTCY OF THE CONCESSION HOLDER OR THE PERMIT HOLDER.

         Temporary seizure. The Mexican government, through the SCT, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, except in the event of war, it must indemnify the concession holder for all losses and damages, including lost revenues. We are not aware of any instance in which the SCT has exercised its temporary seizure powers in connection with a telecommunications company.

         RATES FOR TELECOMMUNICATIONS SERVICES. Under the Old Telecommunications Law, the SCT's approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated under the Old Telecommunications Law.

         Under the New Telecommunications Law, rates for telecommunications services (including local, cellular and long distance services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider's long-term incremental cost.

         In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comision Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico's antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The New Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

         The Mexican Antitrust Commission has found that Telmex has substantial market power as defined under Mexico's antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure of information. Telmex has obtained a provisional injunction against potential COFETEL actions to regulate Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure information.

Our concessions

         LOCAL TELEPHONY. We obtained our wireline local telephony concession in February 1997, which was amended in September 1999 to, among other things, expand the areas of coverage. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services in Mexico City and 115 cities and towns in the Gulf region, which include, among others, the cities of Puebla, Veracruz, Tampico, Coatzacoalcos, Reynosa, Merida, Cancun, Campeche, Chetumal, Ciudad del Carmen and Tuxtla Gutierrez. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all its terms.

         The concession expressly permits us to provide the following services:

            -  basic local telephony;

            - the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

            - the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

            -  value-added services;

            -  operator services;

            - data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio;

            -  credit or debit telephone cards; and

            -  public telephony.

         The concession does not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

         The concession requires us to comply with service quality specifications and to install infrastructure on the basis of a predetermined schedule. According to this schedule, we must install at least an aggregate of 464 kilometers of wired infrastructure in at least 115 cities and towns in the Gulf region and in Mexico City by the end of 2003. We are currently in compliance with all the material terms of the concession.

         The failure to comply with the terms of the concession could result in a revocation of the concession.

         See "--Concessions and permits -- Termination." As of December 31, 2000, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.80,700 to Ps.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

         LONG DISTANCE. We obtained our nationwide long distance concession in February 1997, concurrently with our local telephony concession. Our nationwide long distance concession also has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all its terms.

         The concession expressly permits us to provide the following services:

            - the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

            - the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

            -  the purchase and lease of network capacity from other carriers;
               and

            -  nationwide and international long distance telephony.

         The concession expressly prohibits the following services:

            - those which require a concession for frequency bands of the radio electric spectrum for specific uses;

            - those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

            - those which require a concession to operate radio or television broadcasting systems; and

            -  cable or other restricted television.

         The concession does not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

         The concession requires us to comply with service quality specifications and to install infrastructure on the basis of a predetermined schedule. According to this schedule, we must provide nationwide long distance service in at least 115 cities and towns in the Gulf region and in Mexico City by the end of 2003. Of these, we must:

            -  install our own fiber optic infrastructure to link eight cities;
               and

            - provide service in 117 towns and cities using our own or leased infrastructure.

We are currently in compliance with all the material terms of the concession.

         The failure to comply with the terms of the concession could result in the revocation of the concession and the loss the Ps.6.9 million performance bond previously issued to the SCT. As of December 31, 2000, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.80,700 to Ps.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

         MICROWAVE TRANSMISSIONS.

         Point-to-point. In October 1997, we were awarded seven nationwide point-to-point microwave concessions. These concessions cover:

            - two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

            - three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

            - two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

         These concessions, which were issued in June 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions require us to provide available capacity to the general public.

         These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

         Point-to-multipoint. In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering Regions 3, 5 and 8, which include states in the north and southeast of Mexico, and covering the 60 MHz band in the Gulf region.

         These concessions, which were issued in April 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions require us to install a network and offer service to at least 30% of the population in each region by the end of the second year after the issuance of the concession. We, together with 14 other concessionaires, have been unable to start operations because of lack of commercially viable technological solutions and equipment for those frequencies. COFETEL has granted extensions initially to April 2000 and later to October 2001.

         These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

INTERCONNECTION

         In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long distance and cellular carrier operating in Mexico.

         All terms of interconnection (such as point of interconnection) are negotiated between telecommunications carriers under COFETEL's supervision. Should telecommunications carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

Local interconnection

         In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate, which is adjusted for inflation, was Ps.0.3220 per minute for the month of December 2000.

         This agreement was amended in February 1999 to incorporate a "bill and keep" feature through September 15, 2002, provided we maintain a significant percentage of residential users, and again in November 2000, retroactive to March 2000, to exempt internet service provider traffic from interconnection fees.

         Under the "bill and keep" arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the "bill and keep" feature will not apply for that month.

         If we fail to maintain a significant percentage of residential users, then the "bill and keep" arrangement will be terminated and asymmetrical interconnection rates may apply. COFETEL has not yet defined what constitutes a "significant percentage of residential users" in this case, although in local concessions granted to Alestra and Avantel it defines it to mean that at least 50% of the customers are residential.

         Through December 31, 2000, no material interconnection fees have been paid.

Mobile interconnection

         We have also signed reciprocal interconnection agreements with Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, a wholly-owned subsidiary of America Movil, which is a spin-off of Telmex, several subsidiaries of Grupo Iusacell, S.A. de C.V. , and with Unefon and Pegaso. Telcel and Grupo Iusacell are the first and second largest mobile telephony service providers in Mexico, respectively. Telcel is a nationwide cellular operator, while Grupo Iusacell provides cellular mobile services in central Mexico. Pegaso and Unefon are nationwide PCS mobile operators.

         For the month of December 2000, the interconnection fees with these carriers were Ps.0.3220 per minute for mobile to wireline interconnection and Ps.1.90 per minute for wireline to mobile interconnection under the "calling party pays" mode. There is no interconnection fee for wireline to mobile interconnection outside of the "calling party pays" mode. The interconnection agreements, provide that transit from Telmex may be used at a rate per minute which was Ps.0.0626 for the month of December 2000.

Long distance interconnection

         Long distance carriers are required to ensure call termination by providing transit and direct/or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we give our customers the option to use our long distance services or those of other providers. As a result, we grant long distance carriers the option to pick up calls at our facilities.

         We have requested interconnection from all long distance carriers. To date, only Telmex, Alestra S. de R.L. de C.V., Bestel, S.A. de C.V., Operadora Protel, S.A. de C.V. and Iusatel, S.A. de C.V., the long distance subsidiary of Grupo Iusacell, have agreed to provide interconnection. We have filed a complaint with COFETEL against four other long distance carriers who have refused to provide interconnection. It is unclear when COFETEL will rule in this issue.

         We currently provide our long distance service to our local telephony customers through our own network and leased facilities.

C.       ORGANIZATIONAL STRUCTURE

         Maxcom has only two subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S. A. de C.V., each a Mexican limited liability company (sociedad anonima de capital variable) that provides corporate services to Maxcom. Maxcom owns all of the capital stock of each subsidiary, except for one share which is owned by Marco Antonio Donjuan, the controller of Maxcom. Mexican law requires that limited liability companies have a minimum of two stockholders.

D.       PROPERTY, PLANT AND EQUIPMENT

         We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

         We lease space for administrative offices in Mexico City and the City of Puebla. Our principal executive offices and headquarters are located in Mexico City in a modern building leased for a 15-year term expiring on September 30, 2013. This building is comprised of 70,500 square feet plus parking space and holds one of our Lucent Technologies 5ESS switches. Our offices in Puebla are leased for a 10-year renewable term expiring on March 25, 2008. Our offices in Puebla are comprised of 14,100 square feet and hold our other Lucent Technologies 5ESS switches.

         Our switch in Mexico City is currently engineered for 80,000 lines and equipped for 9,200 lines, while our switch in the City of Puebla is engineered for 16,000 lines and equipped for 2,500 lines.

         We also have a 10,700 square foot industrial warehouse in Mexico City leased for a 5-year term expiring on March 30, 2004. In addition, we lease more than forty other sites which are used as hosts or single site buildings and are located throughout Mexico City and the City of Puebla. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2000. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the noon buying rate at December 29, 2000, which was Ps.9.62 per U.S.$1.00. Sums may not add due to rounding.

         The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 and related notes.

         These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP, including in the treatment of the capitalization of preoperating expenses, the amortization of frequency rights, the capitalization of interest, the accrual of vacation expenses and the deferral of income taxes and employees' profit sharing, and in the presentation of cash flow information. Note 17 to the consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of our net loss and total shareholders' equity as of and for the years ended December 31, 1998, 1999 and 2000.

         Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, our consolidated financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires us to restate nonmonetary assets (other than inventory), nonmonetary liabilities and the components of shareholders' equity using the Mexican national consumer price index. The effects of these inflation accounting principles have not been eliminated in the reconciliation to U.S. GAAP.

         Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2000, in accordance with the fifth amendment to Bulletin B-10. References in this annual report to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 1998, 1999 and 2000, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 18.6%, 12.3% and 9.0%, respectively. The inflation index used for 1998 figures is 1.2238 and for 1999 figures is 1.0896.

A.       RESULTS OF OPERATIONS

Overview of Maxcom

         We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted businesses and residential customers within our concession areas. We position ourselves as a single-source provider of telecommunications services to our customers.

         We commenced commercial operations on May 1, 1999 and currently provide last-mile connectivity to small and medium-sized businesses and middle and high-usage residential customers in Mexico City and the City of Puebla. In addition to our existing local and long distance services, we offer value-added products such as digital high-speed data connectivity and dial-up Internet access. We are currently expanding the functionality of our network to offer other broadband services.

         We were incorporated in February 1996 to take advantage of business opportunities arising out of the liberalization of Mexico's telecommunications industry. In February 1997, we were awarded Mexico's first competitive wireline local/long distance telephony concession, which covers the Federal District of Mexico and over 100 cities and towns in the Gulf region, and has a term of 30 years. Our concession was expanded in September 1999 to cover over 80% of the greater Mexico City area, and a total of 115 cities and towns in the Gulf region. Mexico City, with a population of approximately 17.9 million people, is one of the world's most heavily populated metropolitan areas. The Gulf region has the greatest concentration of oil, natural gas and maritime industries in Mexico. We were also awarded a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997, each for 20 years.

Recent development

         Maxcom has recently detected an inaccuracy in its accounting policy regarding the capitalization of installation expenses for line disconnections. Capitalized installation expenses for customers that were disconnected were not properly written off from the balance sheet and charged in the income statement.

         Maxcom estimates that this inaccuracy should not be superior to an aggregate of U.S.$1.6 million for years 1999 and 2000, with the majority of this amount related to the 2000 financial statements.

         Once the exact effect of this inaccuracy is confirmed, Maxcom will adjust its financial statements accordingly as a charge to the 2001 statements.

Capitalization of preoperating expenses

         We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing. Accordingly, our financial statements do not include a consolidated statement of operations for the period from February 28, 1996 (our date of incorporation) to April 30, 1999.

         Beginning on May 1, 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses, which amounted to Ps.270.4 million at December 31, 1999 and Ps.241.4 million at December 31, 2000, are amortized on a straight-line basis for a period not exceeding ten years.

Devaluation and inflation

         On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the peso relative to the U.S. dollar. Where the noon buying rate had been Ps.3.47 per U.S.$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen to Ps.5.00 per U.S.$1.00, representing a 44.3% devaluation. The peso continued to decline against the U.S. dollar during 1995, closing at a noon buying rate of Ps.7.74 per U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

         The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. In 1999 and 2000, the peso-to-dollar exchange rate remained relatively stable.

         Peso devaluations have contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999 and 2000, the inflation rate decreased to 12.3% and 9.0%, respectively.

         The general economic conditions in Mexico resulting from a devaluation of the peso and the resulting inflation may have a negative impact on our results of operations, primarily as a result of:

            - the ensuing decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services; and

            - our inability, due to competitive pressures, to increase our prices in line with inflation.

Year ended December 31, 2000

         Since Maxcom commenced commercial operations on May 1, 1999, a comparison of 2000 with 1999 is not meaningful.

         TELECOMMUNICATIONS REVENUES. Our telecommunications revenues were Ps.266.1 million. Our telecommunications revenues include primarily monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. We recognize revenues on an accrual basis, except for interconnection fees, which are recognized upon invoicing.

         Telecommunications revenues for the year 2000 evolved as shown below.


             FIRST QUARTER        SECOND QUARTER       THIRD QUARTER       FOURTH QUARTER
             -------------        --------------       -------------       --------------
                                       (IN MILLIONS OF PESOS)
                Ps.50.5               Ps.62.7             Ps.81.4             Ps.71.5

         Our telecommunications revenues increased steadily through the first three quarters of 2000 primarily because of a significant increase in outbound traffic, from 74.3 million minutes of use in the first quarter to 123.5 million minutes of use in the third quarter. The increase in the outbound traffic was partially offset by a change in the mix of local and long distance outbound traffic, whereby long distance outbound traffic, which generates more revenues relative to local outbound traffic, decreased from 24% of total outbound traffic in the first quarter to 17% in the third quarter.

         The decrease in telecommunications revenues in the fourth quarter was primarily due to an approximately 50% decrease in outbound long distance traffic resulting from our implementation of a traffic and tariff management policy that sought to eliminate long distance traffic with a negative gross margin.

         The following table presents a breakdown of our lines by geography and type of customer at December 31, 2000:

                                      MEXICO CITY                CITY OF PUEBLA                TOTAL LINES
                                      -----------                --------------                -----------
BUSINESS LINES                             14,170                       3,412                       17,582
RESIDENTIAL LINES                           2,750                       6,578                        9,328
TOTAL LINES                                16,920                       9,990                       26,910

         For the last quarter of 2000, our average revenue per user (ARPU) for business lines was U.S.$143 and for residential lines was U.S.$31.

         OPERATING COSTS AND EXPENSES. Our operating costs and expenses were Ps.640.0 million. Our operating costs and expenses include network operating cost, selling, general and administrative expenses and depreciation and amortization.

         Network operating cost includes long distance reselling costs, circuit leasing costs and interconnection costs to carriers other than Telmex. Our network operating cost remained stable between the first and third quarters, ranging between Ps.30.4 million in the first quarter and Ps.32.0 million in the third quarter. Our network operating cost decreased significantly in the fourth quarter to Ps.14.8 million due to:

            - a Ps.8.6 million reduction in long distance reselling costs in the fourth quarter as compared to the third quarter because of a 50% decrease in outbound long distance traffic resulting from the implementation of the traffic and tariff management policy; and

            - a Ps.9.8 million reduction in circuit leasing costs in the fourth quarter as compared to the third quarter resulting from the migration of traffic from leased circuits to our newly acquired fiber optic rings in Mexico City.

         Our selling, general and administrative expenses were Ps.331.2 million in 2000. Our selling, general and administrative expenses include primarily salaries, wages and benefits, consulting fees, leasing costs, marketing expenses and provisioning for bad debt.

         Salaries, wages and benefits were Ps.180.4 million in 2000. As of December 31, 2000, our employee headcount was 457 compared to 293 employees as of a year earlier. Consulting fees were Ps.53.7 million in 2000. These fees were primarily related to temporary management and consulting services, executive recruiting consultants and general legal and accounting fees. Leasing costs were Ps.26.4 million in 2000. These costs were primarily related to leases of our headquarters, warehouses, sites and other facilities. Marketing expenses were Ps.16.9 million in 2000. These expenses were mainly related to the implementation of our branding campaign, general advertising and promotions. Provision for bad debt was Ps.9.9 million in 2000. Bad debt reserve accounted for 3.7% of telecommunications revenues in 2000.

         Depreciation and amortization costs, which relate mainly to telecommunications assets, were Ps.201.0 million in 2000.

         GROSS MARGIN. We define gross margin as the quotient of dividing (i) the difference between telecommunications revenues and network operating costs, by (ii) telecommunications revenues, expressed as a percentage. Our gross margin has increased steadily from 40% for the first quarter to 79% for the fourth quarter. This increase is primarily due to improved long distance tariff and traffic management, the gradual elimination of low-revenue generating and unused lines and the migration of traffic from leased circuits to our newly acquired fiber optic rings in Mexico City.

         COMPREHENSIVE (INCOME) FINANCING COST. In reporting under Mexican GAAP and in accordance with Bulletin B-10, Maxcom is required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "comprehensive (income) cost of financing" refers to the combined financial effects of:

            -  net interest expense or interest income;

            -  net foreign exchange gains or losses; and

            -  net gains or losses on monetary position.

         Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability.

         The gain or loss on monetary position refers to the gains and losses realized from holding net monetary assets or liabilities and reflects the impact of inflation on monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation, as the purchasing power of the peso declines over time.

         Our comprehensive financing cost was Ps.222.6 million in 2000. The comprehensive financing cost was due to a net interest expense of Ps.302.0 million and a foreign exchange loss of Ps.10.7 million, offset in part by a Ps.90.1 million gain on net monetary position.

Year ended December 31, 1999

         Our consolidated statement of operations for the year ended December 31, 1999 covers only our first eight months of operations, which commenced on May 1, 1999. As a result, a comparison of our results of operations for 1999 and 2000 is not meaningful.

         Our telecommunications revenues were Ps.96.1 million.

         Our operating costs and expenses were Ps.304.7 million. Selling, general and administrative expenses and network operating costs represented 57.8% and 15.7% of our operating costs and expenses, respectively. The remaining 26.5%, or Ps.80.9 million, related to depreciation and amortization of preoperating expenses, frequency rights and telephone network systems and equipment.

         Our comprehensive cost of financing was Ps.28.1 million. Net interest expense was Ps.39.5 million, mainly resulting from our increased level of indebtedness under the Nissho Iwai and the Hewlett Packard vendor facilities described below in "--B. Liquidity and capital resources--Financing sources and liquidity." In addition, we experienced a Ps.10.4 million exchange loss resulting from the effect of the monthly fluctuation of the peso exchange rate relative to the U.S. dollar on our net liability U.S. dollar position.

         These two factors were offset in part by a Ps.21.7 million monetary gain resulting from the effect of inflation on our net liability peso position.

         We also recorded other income, net of Ps.0.1 million representing interest earned on value-added tax receivables.

         As a result of the above, we recorded a net loss for the period of Ps.236.6 million.

U.S. GAAP reconciliation

         We describe below the principal differences between Mexican GAAP and U.S. GAAP. See Note 17 to the consolidated financial statements for a reconciliation to U.S. GAAP of stockholders' equity and net loss for the respective periods presented.

         RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION. Under Mexican GAAP, the recognition of the effects of inflation in financial statements has no counterparts under U.S. GAAP. However, since Mexican GAAP includes the effects of inflation in primary financial statements, the SEC does not require the restatement of financial statements to recognize the effects of inflation.

         PREOPERATING EXPENSES. Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to U.S. GAAP, such preoperating expenses are expensed and reported as deficit accumulated during the development stage in the shareholders' equity.

         DEFERRED INCOME TAXES. Under Mexican GAAP, deferred income taxes and employees' profit sharing are provided for on the liability method, but only for non-recurring and identifiable book and tax differences that are expected to reverse themselves over a definite period of time. Under U.S. GAAP, deferred taxes are recognized for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

         REALIZATION OF TAX-LOSS CARRY-FORWARDS. In accordance with Mexican GAAP, the tax benefit of a tax-loss carry-forward should only be recorded when realized and should be reported as an extraordinary item in the statement of income. Generally, under U.S. GAAP, the tax benefit of an operating-loss carry-forward must be reported in the same manner as the source of the income or the loss in the current year. Because the realization of our tax losses is not considered to be likely, a valuation allowance has been established for the full amount of the potential deferred tax assets.

         STATEMENT OF CHANGES IN FINANCIAL POSITION. In accordance with Mexican GAAP, we present statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos.

         The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95, does not provide guidance with respect to inflation-adjusted financial statements. However, U.S. GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

         LOSSES PER SHARE. In accordance with Mexican GAAP, basic earnings per ordinary share are calculated based on the weighted-average number of ordinary shares outstanding during the period. The same procedure is applied to preferred or limited-voting shares. For diluted earnings per share, net income or loss attributable to ordinary shares and weighted average number of ordinary shares should be adjusted by the dilutive effects of the convertible shares, options, warrants and other potentially dilutive securities, within certain limits. Dilution of ordinary shares by the potentially dilutive shares included in options and warrants is determined by modifying only the number of shares in the calculation of the earnings or losses per share.

         Under U.S. GAAP, basic net loss per share includes no dilution and is computed by dividing losses available to common shareholders' by the weighted average number of common shares outstanding for the period. Dilutive net loss per share reflects the potential dilution of securities that could share in the losses of an entity, similar to existing diluted losses per share. The basic and diluted number of shares under U.S. GAAP would not be materially different from what will be presented for Mexican GAAP purposes.

         PERSONNEL COMPENSATION AND SENIORITY PREMIUMS. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under U.S. GAAP.

         We have no pension plan and have no significant contingent labor liabilities, due to the fact that the seniority of the vast majority of our employees is less than three years.

         FREQUENCY RIGHTS. Under Mexican GAAP, frequency rights are amortized by the straight-line method over the term of the concession from the start of operations. Under U.S. GAAP, this item should be amortized from the date the cost was incurred and through the term of the concession.

         CAPITALIZATION OF INTEREST. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

         STOCK OPTION AND WARRANTS PLANS. This item is not specifically addressed by Mexican GAAP. Under U.S. GAAP, an entity is encouraged to use a fair value method of accounting to measure compensation cost for its stock options and similar equity instruments awarded to employees. If the fair value based method is not used, the intrinsic value method of accounting is required. Under the fair value based method, compensation costs are generally measured at the grant date based on the value of the award and are recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock on the grant date or other measurement date over which the employee pays to acquire the stock.

         We have adopted U.S. GAAP guidelines for our stock option and warrants plans.

B.       LIQUIDITY AND CAPITAL RESOURCES

Financing sources and liquidity

         We financed our start-up costs through capital contributions and vendor financing, as described below:

            - U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005, of which U.S.$53.8 million was outstanding at December 31, 1999. We drew down an additional U.S.$17.8 million in January and February 2000. Funds from this facility were used to purchase Lucent Technologies equipment. We used proceeds from the sale of the notes on March 17, 2000 to repay all amounts outstanding in full and have terminated this facility.

            - U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005, of which U.S.$13.9 million was outstanding at December 31, 1999. Funds from this facility were used to purchase NEC equipment. We used proceeds from the sale of the notes on March 17, 2000 to repay all amounts outstanding in full and have terminated this facility.

            - U.S.$18.7 million vendor financing from Hewlett Packard de Mexico bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005, of which U.S.$16.3 million was outstanding at December 31, 1999. We used proceeds from the sale of the notes on March 17, 2000 to repay all amounts outstanding in full and have terminated this facility.

            -  U.S.$70.0 million raised from private equity investors.

         On March 17, 2000, we sold notes bearing an annual interest rate of 13 3/4% due April 1, 2007 in an aggregate amount of U.S.$300 million. Our debt service relating to the notes for the first two years will be paid with U.S.$77.9 million of the proceeds of the offering of the notes that was deposited in the interest escrow account.

         In September 2000, our principal shareholders contributed an aggregate of U.S.$35 million of new capital. This capital contribution is being used primarily to fund capital expenditures and working capital related to the buildout of our network infrastructure.

         We estimate that funds from operating activities, the net proceeds of the sale of the notes, the interest escrow account, the U.S.$35 million capital contribution and financing available through our cash reserves and future lines of credit with vendors and financial institutions will be adequate to meet our debt service, our working capital requirements and our capital expenditure needs through 2002.

         However, this estimate may be affected if we enter into joint ventures or acquisitions which are currently not foreseeable. Our future operating performance and ability to service and repay the notes will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Indebtedness

         Our consolidated debt at December 31, 2000 was Ps.2,801.8 million, of which nearly all was long-term debt. All of our consolidated debt outstanding at December 31, 2000 was denominated in U.S. dollars. The notes represent substantially all of our indebtedness.

         The indenture governing the terms of the notes restricts our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 5.0 to 1 and a minimum fixed charge coverage ratio of 1.5 to 1 through December 31, 2001 and 1.7 to 1, in each case after giving effect to the proposed incurrence of indebtedness.

Capital expenditures

         Through December 31, 2000, we have invested Ps.1,531.9 million in the buildout of our network, excluding cumulative preoperating expenses. This amount includes Ps.114.6 million paid to obtain all of our frequency rights.

         For 2001, we plan to make capital expenditures of approximately U.S.$58 million, mainly to continue to build out our network.

Dividend policy

         Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the notes allows us to pay cash dividends only if we meet the following conditions:

            -  a minimum consolidated leverage ratio of less than 5.0 to 1;

            - a minimum fixed charge coverage ratio of 1.5 to 1 through December 31, 2001 and 1.7 to 1 after; and

            - no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend.

         If we meet the conditions described above, we may make cash dividend payments provided they do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

Repurchase of notes

         Maxcom has been investing a portion of its liquidity in its own notes. Our management believes that, given that our current cash and cash flow is sufficient to cover our needs for the rest of 2001, the relatively low interest rates on short-term investments and the relatively low market price of our notes as compared to what our management estimates the price should be, the repurchase of notes is a sound short-term investment of our cash. Our Board of Directors authorized the use of up to U.S.$10 million for the purchase of notes at current market value. At June 19, 2001, Maxcom had spent U.S.$10 million to repurchase a nominal U.S.$25 million of notes.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Maxcom does not undertake research and development activities.

D.       TREND INFORMATION

         The growth of competition has been substantial and we expect it to continue. We are in the process of improving our competitive position by strengthening our voice products and developing our data products and services. The increase in competition negatively affects our profit margins.

         By May 2001, we had reached the 30,000-line mark, and had been installing an average of 1,000 lines per week. We are developing the necessary infrastructure to be able to install 10,000 lines per month by December 2001.

         Based on current trends, we expect that the total number of customers should grow beyond 35,000 by December 2001 from the current level of 13,000. Our lines per customer ratio should continue declining from the 13 lines recorded in the first quarter of 2000 to approximately 2 lines by December 2001. Recurring ARPUs should also decrease from historical highs of U.S.$100 to approximately U.S.$60.

Recent accounting pronouncements

         RECENT MEXICAN ACCOUNTING PRONOUNCEMENTS. In April 1999, the Mexican Institute of Public Accountants issued a new Bulletin D-4, Accounting Treatment for Income Tax, Tax on Assets and Statutory Employees' Profit Sharing, applicable to all Mexican companies for the year beginning on January 1, 2000. This standard provides a different method of calculating deferred income taxes than is currently in force. Under the new rules, deferred taxes will be recognized for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. Due to the recent issuance of this standard, our management has not been able to fully evaluate the impact it may have on our future financial position and results of operations.

         RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS. In June 1999, the Financial Accounting Standard Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS 137, requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effects of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

         Historically the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of SFAS 133 on January 1, 2001 will not have a material impact on the Company's earnings or financial position.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth fiscal quarter of fiscal years after December 15, 1999. The company implemented SAB 101 effective January 1, 2000 and its adoption did not have a material impact on the Company's earnings of financial position.

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. " SFAS140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 140 replaces SFAS No. 125 and is effective for transfers and servicing of financial assets and recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS 140 effective January 1, 2001, will not materially impact the Company's earnings or financial position.

         In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 was effective July 1, 2000, with certain provisions that were effective retroactively to December 15, 1998 and January 15, 2000. The adoption of Interpretation 44 did not have an impact on the Company's consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

         Our Board of Directors is responsible for the management of our business. Our Board of Directors currently consists of seven series A directors, two series B directors and four series N directors. Our series A shareholders have the ability to elect the majority of the Board of Directors. Pursuant to our By-laws, our series A shares represent 51.0% of our voting stock and may only be held by Mexican nationals.

         The following table presents information concerning our current directors (ages as of December 31, 2000):

NAME                                                                  POSITION                             AGE
----                                                                  --------                             ---
Adrian Aguirre Gomez.......................     Series A Director and Chairman of the Board                 50
Maria Guadalupe Aguirre Gomez..............     Series A Director                                           52
Maria Trinidad Aguirre Gomez...............     Series A Director                                           40
Maria Elena Aguirre Gomez..................     Series A Director                                           48
Miguel Sepulveda Martinez..................     Series A Director                                           57
Gilberto Solis Silva.......................     Series A Director                                           54
Raul Guijarro de Pablo.....................     Series A Director                                           44
Michael R. Coltrane........................     Series B Director                                           54
Barry R. Rubens............................     Series B Director                                           42
Jacques Gliksberg..........................     Series N Director                                           42
Graeme Mills...............................     Series N Director                                           41
Salvatore A. Grasso........................     Series N Director                                           43
Hurdle H. Lea, III.........................     Series N Director                                           41

         Rosa Maria Palme Sierra, Raul Sanchez Rucobo, Gilberto Solis Aguirre, Adrian Aguirre Palme, Miguel Sepulveda Aguirre, Lourdes Suayfeta Saenz and Alberto Saavedra Olavarrieta are our Alternate series A directors. Thomas A. Norman and Richard L. Garner are our Alternate series B directors. Adrienne Kaga, Iain Whitfield, Paul S. Bachow and Christopher D. Meyn are our Alternate series N directors. Lourdes Suayfeta Saenz is the Secretary of the Board and Sergio Hernandez Gonzalez is our statutory auditor.

         Adrian, Maria Guadalupe, Maria Trinidad and Maria Elena Aguirre Gomez are siblings. Gilberto Solis Silva is the spouse of Maria Elena Aguirre Gomez. Raul Guijarro de Pablo is the spouse of Maria Trinidad Aguirre Gomez. Rosa Maria Palme Sierra is the spouse of Adrian Aguirre Gomez. Miguel Sepulveda Martinez is the spouse of Maria Guadalupe Aguirre Gomez. Adrian Aguirre Palme is the son of Adrian Aguirre Gomez and Rosa

Maria Palme Sierra, Gilberto Solis Aguirre is the son of Gilberto Solis Silva and Maria Elena Aguirre Gomez and Miguel Sepulveda Aguirre is the son of Miguel Sepulveda Martinez and Maria Guadalupe Aguirre Gomez.

         Set forth below is a brief biographical description of our directors:

         Adrian Aguirre Gomez has been a series A director and Chairman of the Board of Maxcom since Maxcom's incorporation in February 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Recover, S.A. de C.V. and Laguna Real, S.A. de C.V. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

         Maria Guadalupe Aguirre Gomez has been a series A director of Maxcom since May 1998. She also sits on the Board of Directors of Sport and Therapy Center, S.A. de C.V. Previously, Ms. Aguirre sat on the Board of Directors of Majurame, S.A. de C.V. and Cable Centro, S.A. de C.V. from February 1997 to April 1999 and was an Alternate Director of Grupo Radio Centro, S.A. de C.V., from July 1998 to May 1999. In her capacity as Alternate Director, Ms. Aguirre had both director and management responsibilities. Ms. Aguirre holds an undergraduate degree in communications from the Universidad Iberoamericana.

         Maria Trinidad Aguirre Gomez has been a series A director of Maxcom since May 1998. She also sits on the Board of Directors of Talento Arte Visual, S.A. de C.V., Promotora de Radiodifusion del Sureste, S.A. de C.V., Promotora de Publicidad del Sureste, S.A. de C.V. and Publicidad y Promocion del Sureste, S.A. de C.V. Previously, Ms. Aguirre was an Alternate Director of Grupo Radio Centro, S.A. de C.V. from March 10, 1997 to May 7, 1999. Ms. Aguirre holds an undergraduate degree in communications from the Universidad Iberoamericana.

         Maria Elena Aguirre Gomez has been a series A director of Maxcom since June 1999. She also sits on the Board of Directors of Radiocomunicacion Profesional, S.A. de C.V., Radiocomunicacion Enfocada, S.A. de C.V. and Radiocomunicacion Saltillo, S.A. de C.V. Previously, Ms. Aguirre was an Alternate Director of Grupo Radio Centro, S.A. de C.V. and its subsidiaries and operating companies from July 1998 to May 1999.

         Miguel Sepulveda Martinez has been a series A director of Maxcom since June 2000. He is an active member of the Orthopedic Research Society. He was the Chairman of the Sociedad de Rodilla y Artoscopia de Mexico, Medical Association during 1993 and 1994 and served as Medical Director and member of the Board of Directors of the Red Cross of Chihuahua from 1996 to 1998. Mr. Sepulveda holds a Ph.D. from the Instituto Politecnico Nacional and several post-graduate studies in several universities, such as Tufts University (1988) and Harvard University
(1989).

         Gilberto Solis Silva has been a series A director of Maxcom since August 1997. He also sits on the Board of Directors of Grupo Empresarial de Telecomunicaciones, S.A. de C.V. and is CEO of Radiocomunicacion Profesional, S.A. de C.V., Radiocomunicacion Enfocada, S.A. de C.V. and Radiocomunicacion Saltillo, S.A. de C.V. Previously, Mr. Solis sat on the Board of Directors of Grupo Radio Centro, S.A. de C.V. from 1990 to 1998. Mr. Solis holds an undergraduate degree in geological engineering from the UNAM.

         Raul Guijarro de Pablo has been a series A director of Maxcom since June 1999. He also serves as Treasurer for and sits on the Board of Directors of Talento Arte Visual, S.A. de C.V. Mr. Guijarro holds an undergraduate degree in architecture from the Universidad Anahuac.

         Michael R. Coltrane has been a series B director of Maxcom since August 1997. Mr. Coltrane is President and Chief Executive Officer of Concord Telephone Company and CT Communications, Inc. He also sits on the Board of Directors of Concord Telephone Company, CT Communications, Inc., First Charter Corporation, U.S. Telecom Holdings Inc., Access/ON Multimedia PMN, Inc., Palmetto MobileNet, the United States Telephone Industry Association, the North Carolina Telephone Industry Association and the Alliance of North Carolina Independent Telephone Companies. Previously, Mr. Coltrane sat on the Board of Directors of, ITC Holding Company from 1993 to 1995, U.S. Intelco Holdings from 1994 to 1996 and the Society of International Business Fellows from 1997 to 1999. Mr. Coltrane holds an undergraduate degree from Davidson College and a masters degree in business administration from the Wharton School of Business of the University of Pennsylvania.

         Barry R. Rubens has been a series B director of Maxcom since June 2000. He has been a Senior Vice-President, Chief Financial Officer, Secretary and Treasurer of CT Communications, Inc. (the parent company of CT Global Telecommunications, Inc.) since 1995. He also served as Vice-President-External Affairs of CT Communications, Inc. from 1992 to 1995. Prior to this, Mr. Rubens was a senior manager in Ernst & Young's telecommunications practice in Washington, D.C. Mr. Rubens serves on the executive committee of BellSouth Carolinas PCS LLC, as a director of Carolinas FiberNet and is an officer and board member of WirelessOne of North Carolina, LLC.

         Jacques Gliksberg has been a series N director of Maxcom since May 1998. He also sits on the Board of Directors of Acme Paging, L.P., Bank American International Investment Corporation, Banco Noroco (Venezuela), Structured Intelligence LLP and Organizacion Rescarven, C.A. (Venezuela). Mr. Gliksberg has been a managing partner of Bank of America Equity Partners since 1994. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester, and a masters degree in business administration from the J.L. Kellogg Graduate School of Management of Northwestern University, Chicago Illinois.

         Graeme Mills has been a series N director of Maxcom since May 1998. He also sits on the Board of Directors of BancBoston Capital, Shield Pack, Inc., Johnston Industries, Inc., Zelenka Nursey, Inc. and Kinco, Ltd. and is Vice-President of BancBoston Investments Inc., BancBoston Capital Inc. and BancBoston Ventures Inc. Previously, Mr. Mills was Director of Emerging Market Investment Banking at BancBoston, N.A. from July 1991 to November 1996. In his capacity as Director of Emerging Market Investment Banking, Mr. Mills was responsible for cross border debt raising in Latin America. Mr. Mills holds an undergraduate degree and a masters degree in commerce from the University of New South Wales.

         Salvatore A. Grasso has been a series N director of Maxcom since May 1998. He also sits on the Board of Directors of Acme Paging, L.P., Bachow and Associates, Inc., Bachow/Coastel Operations, Inc. and Discovery Schools, L.P. Mr. Grasso is currently Managing Director and Chief Financial Officer of Bachow and Associates, Inc., Vice-President of Bachow/Coastel Operations, Inc., Bala Equity, Inc., Bachow Co-Investment, Inc, PBS/ Bachtel, Inc. and Cottonwood Holdings, Inc., Partner in Bala Equity Partners, L.P., Bachow Co-Investment, L.P. and Bachtel Development, L.P. Mr. Grasso holds a bachelor of science degree in accounting from St. Joseph's University and is a certified public accountant in the State of Pennsylvania.

         Hurdle H. Lea, III has been a series N director of Maxcom since May 1998. Prior to becoming a director, Mr. Lea was an alternate director of Maxcom. He is currently Vice-President of Globalvest Management Company, L.P. and sits on the Board of Directors of Globalvest Diversified Fund, LDC, Globalvest Emerging Income Fund, Ltd., Globalvest Management Company, Inc., Globalvest Opportunity Latin Fund I, Ltd., Globalvest Russia Fund, LDC, Globalvest Russia Fund, LLC, Globalvest Russia Fund, Ltd., Latinvest Cable Holdings, LLC, Latinvest Holding, LDC, Latinvest Online Holding, LDC, Latinvest Opportunity Holdings, LLC, Utilivest II, LLC and Utilivest III, LLC. Previously, Mr. Lea was Chief Financial Officer and Managing Director of Pointer Management Company from 1990-1997. Mr. Lea holds a bachelor of science degree in management from the University of North Carolina at Asheville.

EXECUTIVE OFFICERS

         In June and July 2000, Gian Carlo Pecchioni, our former Chief Executive Officer, Michael Tatum, our former Chief Operating Officer and Rodrigo Sandoval, our former Chief Marketing Officer, resigned. The Board of Directors of Maxcom assumed the duties of such offices on a temporary basis pending the appointment of new officers. In February 2001, Mr. Eduardo Patron was appointed as the new Chief Marketing Officer; in April 2001, Mr. Fulvio del Valle was appointed as the new Chief Executive Officer; and in May 2001, Mr. Rene Sagastuy was appointed as the new Chief Operating Officer.

         In April 2001, Mr. Alejandro Martinez, our former Chief Financial Officer, resigned. In May 2001, Ms. Eloisa Martinez was appointed as the new Chief Financial Officer.

         The following table sets forth our current executive officers (ages as of December 31, 2000):

NAME                                                                     POSITION                          AGE
----                                                                     --------                          ---
Fulvio del Valle...............................        President and Chief Executive Officer                51
Rene Sagastuy..................................        Chief Operating Officer                              40
Eloisa Martinez................................        Chief Financial Officer                              41
Eduardo Patron.................................        Chief Marketing Officer                              43
Ricardo Arevalo Ruiz...........................        Chief Information Systems Officer                    36
Fernando Galvan................................        Vice-President, Sales                                34
Carlos Castro Paniagua.........................        Vice-President, Human Resources                      50


         Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

         Fulvio V. del Valle has been the President and Chief Executive Officer of Maxcom since April 2001. Prior to joining Maxcom, Mr. del Valle was President of Grupo Iusacell, S.A. since June 1997 and a member of its Board of Directors since June 1998. From August 1996 until June 1997, Mr. del Valle served as managing director of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior, Mr. del Valle served in senior Latin America region executive positions for several multinational positions for several multinational corporations. Mr. del Valle was employed by AMP Inc. as regional director, Latin America, from January 1996 through July 1996 and as managing director, Mexico from August 1992 until December 1995. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronic Division for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politecnico Nacional of Mexico and a masters degree in physics from Virginia Polytechnic Institute.

         Rene Sagastuy has been Chief Operating Officer to Maxcom since May 2001. Prior to joining Maxcom, Mr. Sagastuy served for one year as Director of Operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de Mexico, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a bachelor's degree in civil engineering from the Universidad Iberoamericana in Mexico and a masters degree in Business Administration form the Instituto Technologico Autonomo de Mexico.

         Eloisa Martinez has been Chief Financial Officer since May 2001. Prior to joining Maxcom, Ms. Martinez served for four years as Financial Planning and Control Director at Grupo Iusacell, S.A. de C.V. Previously, Ms. Martinez worked for 12 years at IBM Corporation in Mexico and in the United States, where she held the positions of Controller, Internal Audit Manager, Corporate Internal Auditor and Business Control and Planning Analyst. Ms. Martinez holds a bachelor's degree in Business Administration from the Instituto Politecnico Nacional in Mexico City, and a masters degree in Business Administration from the Instituto Tecnologico de Estudios Superiores de Monterrey.

         Eduardo Patron has been Chief Marketing Officer of Maxcom since February 2001. Prior to joining Maxcom, Mr. Patron served as Marketing Director and Assistant General Manager, as well as in several other positions for 14 years, for Kraft Foods in Mexico, a subsidiary of Phillip Morris. Previously, Mr. Patron worked as Promotion and Merchandising Manager for Alfa Alimentos, S.A. de C.V., a food company, and as an account executive for A. C. Nielsen. Mr. Patron holds an Industrial Engineering degree from the Universidad Iberoamericana in Mexico.

         Ricardo Arevalo Ruiz has been Chief Information Systems Officer since May 2001. Prior to joining Maxcom, Mr. Arevalo served as Vice-President, Information Systems and Chief Information Officer of Grupo Iusacell, S.A. de C.V. from August 1997 to May 2001. Mr. Arevalo also served as Vice-President, Information Systems, as Chief Information Officer and as Director, Systems Development of Grupo Iusacell Celular during the previous two years. Before, Mr. Arevalo served as Director of Informations Systems, Materials, Logistics and Customer Service of AMP de Mexico, S.A. de C.V. from May 1993 until August 1997. Mr. Arevalo was also the

Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arevalo has an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Technologico y de Estudios Superiores de Monterrey.

         Fernando Galvan has been Vice-President, Sales since May 2001. Before that, Mr. Galvan had been Director of Sales since June 2000. Prior to joining Maxcom, Mr. Galvan was Latin American Director of Sales, Business Planning and Strategy Consumer Products for Motorola de Mexico, where he also served as Sales Business Planning and Strategy Director for Mexico, Central America and the Caribbean. Mr. Galvan holds a law degree from the Universidad del Nuevo Mundo.

         Carlos Castro Paniagua has been Vice-President of Human Resources since March 2001. Prior to joining Maxcom, Mr. Castro served as Director of Human Resources at Gillette de Mexico for ten years. Mr. Castro also served at Gillette de Mexico as engineering manager and production manager. Mr. Castro holds an industrial degree from the Centro Nacional de Ensenanza Tecnico Industrial.

B.       COMPENSATION

         For the year ended December 31, 2000, our executive officers received an aggregate compensation (including bonuses and severance payments) of approximately Ps.13.3 million (U.S.$1.4 million). These amounts represent 4% of Maxcom's total selling, general and administrative expenses for 2000. Members of our Board of Directors are entitled to receive an option to purchase 250 CPOs at an exercise price of U.S.$0.02 per CPO, each time the member attends a Board of Directors meeting. The Chairman of the Board is entitled to receive 500 CPOs each time.

         As of December 31, 2000, we had 7 expatriates rendering services to Maxcom under an operating agreement with CT Global Telecommunications, Inc. Under the operating agreement, which expired on December 31, 2000, Maxcom was required to reimburse CT Global for expenses related to salaries and other expenses of the expatriates assigned to us. For the year ended December 31, 2000, we paid CT Global U.S.$3.7 million for reimbursement of expenses.

         In addition, we have implemented an executive compensation plan that includes bonuses and stock options on our series N shares (which are automatically convertible into CPOs at a two-to-one exchange ratio, as explained in "Item 7. Major Shareholders and Related Party Transactions--A. Major shareholders--Capital restructuring"). This plan covers the years 1998, 1999 and 2000. Options granted under the plan for 1998 have exercise prices for 1998 of U.S.$8.70 (estimated fair market value). Options granted for 1999 have exercise prices for 1999 of U.S.$10.45 (estimated fair market value), while options to be granted under the plan for 2000 will have exercise prices of U.S.$12.55 (estimated fair market value). We granted 142,250, 538,000 and 206,820 options for 1998, 1999 and 2000, respectively. Of these options, 356,108 had vested and 12,424 had been forfeited at April 1, 2001.

         Our executive stock option plan is divided into two programs based on whether the beneficiary is considered to be part of senior or junior management. The executive stock option plan for the senior management is based on company performance, while the executive stock option plan for the junior management is based on individual performance. The maximum aggregate amount of series N shares that were originally distributable was 1,690,000 series N shares, equivalent to approximately 10% of our current capital stock on a diluted basis. After discounting options that did not vest or were forfeited, the maximum aggregate amount of series N shares that can currently be distributed is 932,070 series N shares, equivalent to approximately 5% of our current capital stock on a fully diluted basis.

         Our Board of Directors has decided to establish a new stock option plan where up to 2,444,580 CPOs may be issued. Once the specific guidelines of the new plan are defined, the new plan will have to be submitted for approval at a shareholders' meeting.

C.       BOARD PRACTICES

         The members of our Board of Directors are elected annually at our ordinary general meeting of shareholders. The current members of the Board of Directors described in "--A. Directors and Senior

Management" above were elected at the shareholders' meeting held on May 22, 2001. All board members hold the positions for one year and may be reelected.

         Under the Mexican Companies Law (Ley General de Sociedades Mercantiles), we are required to have at least one statutory auditor (comisario), who is elected by our shareholders at the annual ordinary general shareholders' meeting. The primary role of the statutory auditor is to report to our shareholders at the annual ordinary general shareholders' meeting regarding the accuracy, sufficiency and reasonable basis of the financial information presented to such shareholders by the Board of Directors.

         Our executive officers are appointed by the Board of Directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

         Members of the Board of Directors are not entitled to any benefits upon termination.

D.       EMPLOYEES

         As of December 31, 2000, through our wholly-owned employment subsidiary, Corporativo en Telecomunicaciones, S.A. de C.V., we had 449 employees. Of these, 62 employees were unionized and covered by the terms of a collective bargaining agreement we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonia, Comunicaciones, Cibernetica, Productos Electricos, Electronicos, Similares y Conexos de la Republica Mexicana). This agreement is renewable every year and next expires on April 1, 2002. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

E.       SHARE OWNERSHIP

         None of our directors and officers owns more than 1% of our shares, excluding the shares held by the Aguirre Gomez family, which are described below in "Item 7. Major Shareholders and Related Party Transactions."

         The only arrangement that we have for involving employees in the capital stock of Maxcom is the executive compensation plan described above under "--B. Compensation."

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         At December 31, 2000, our issued and outstanding share capital consisted of 1,276,428 series A shares of common stock, 1,226,373 series B shares of common stock, 5,622,822 series C shares of common stock and 5,622,822 series N shares of capital stock with limited voting rights, each without stated par value.

         Our series C and series N shares are in deposit in a trust which issues ordinary participation certificates (certificados de participacion ordinarios) commonly known as "CPOs." Each CPO represents one series C share and one series N share. Although the series C shares have full voting rights, the trustee votes those shares according to the vote of the majority of the series A shares, which are owned by the Aguirre Gomez family. At December 31, 2000 there were 5,622,822 CPOs issued and outstanding.

         Our series A shareholders have the ability to elect the majority of the Board of Directors. All series A shares are beneficially owned, directly and indirectly, by several members of the Aguirre Gomez family, including Adrian Aguirre Gomez, Maria Guadalupe Aguirre Gomez, Maria Elena Aguirre Gomez, Maria Esther Gomez de Aguirre, and Maria Trinidad Aguirre Gomez. Pursuant to our By-laws, our series A shares represent 51.0% of our voting stock and may only be held by Mexican nationals.

         Although the Aguirre Gomez family holds 51.0% of the voting stock through the series A shares, has effective control over the voting rights of the C shares (which represent an additional 40.89% of the voting rights) and has the power to elect the majority of the Board of Directors, its ability to control Maxcom is substantially limited by the terms of the shareholders agreement described below under "-- Shareholders agreement."

OUTSTANDING SHARES

         The following table presents information concerning the beneficial ownership of our issued and outstanding shares of capital stock at December 31, 2000:


                                SERIES A SHARES    SERIES B SHARES     SERIES C SHARES     SERIES N SHARES          TOTAL
                              ------------------ ------------------- ------------------- ------------------- -------------------
                               NUMBER OF    %     NUMBER OF     %     NUMBER OF    %      NUMBER OF     %     NUMBER OF     %
NAME OF STOCKHOLDER             SHARES    OWNED     SHARES    OWNED    SHARES    OWNED     SHARES     OWNED    SHARES     OWNED
-------------------           ---------- ------- ----------- ------- ---------- -------- ----------- ------- ----------- -------
Aguirre Gomez Family(1)......  1,276,428  100.0%                        405,064    7.2%     405,064    7.2%   2,086,556   15.2%
CT Global
  Telecommunications, Inc....                      1,226,373  100.0%    515,953   10.9%     515,953   10.9%   2,258,279   16.4%
BankAmerica International
  Investment Corporation.....                                         1,577,582   28.1%   1,577,582   28.1%   3,155,164   22.9%
Bachow Investment
  Partners III, LP...........                                         1,166,568   20.8%   1,166,568   20.8%   2,333,136   17.0%
Latinvest Strategic
  Investment Fund, L.P.......                                           671,964   12.0%     671,964   12.0%   1,343,928    9.8%
BancBoston Investments, Inc..                                           658,702   11.7%     658,702   11.7%   1,317,404    9.6%
LA Strategic Capital Partners
  II.........................                                           175,287    1.3%     175,287    1.3%     350,573    2.5%
Other Investors..............                                           451,702    8.0%     451,702    8.0%     903,405    6.6%
                              ---------- ------- ----------- ------- ---------- -------- ----------- ------- ----------- -------
                               1,276,428  100.0%   1,226,373  100.0%  5,622,822    100%   5,622,822  100.0%  13,748,445  100.0%

---------------------
(1) The shares of Maxcom controlled by the Aguirre Gomez family are held either individually or through trusts or corporations.

CAPITAL RESTRUCTURING

         On February 21, 2000, our shareholders resolved to modify our capital structure in order to give us more flexibility to raise equity capital, without affecting corporate governance. The capital restructuring, which was implemented on August 28, 2000, was designed to create additional room for investment by foreign persons.

         Prior to the capital restructuring, we were unable to raise additional equity capital from foreign investors because they accounted for 79.96% of our capital stock on a fully diluted basis, which is the maximum limit set specifically for us by the Mexican foreign investment authorities. With the capital restructuring, the effective foreign investment permitted as a percentage of our capital stock on a fully diluted basis increased to 89%.

         Under the capital restructuring, 50% of the then existing series N shares were converted into a new series of common stock, the series C shares, at an exchange ratio of one-to-one.

         The series C and series N shares were deposited into a trust which issued ordinary participation certificates (certificados de participacion ordinarios) commonly known as "CPOs." Each CPO represents one series C share and one series N share. The term of the trust is the longest between 30 years and the maximum term permitted by law. Currently, the maximum permitted is 30 years. The trust may also be terminated by recommendation of the technical committee of the trust.

         Although the series C shares have full voting rights, the trustee votes those shares according to the vote of the majority of the series A shares, which are owned by the Aguirre Gomez family.

         Any options or warrants for series N shares that are exercised after the implementation of the capital restructuring will be subject to conversion and deposit into the trust.

         Separate from the proposed capital restructuring, 255,000 series A shares and 245,000 series B shares were converted into CPOs on a two-to-one basis.

OUTSTANDING OPTIONS AND WARRANTS

         We have issued options and warrants to purchase up to 3,358,388 series N shares which, as a result of the capital restructuring, if purchased, will be subject to conversion into CPOs on a two-to-one basis. The following table presents information concerning the ownership of these stock options and warrants currently outstanding:


                                                                                                NUMBER OF
                                             NUMBER OF     EXERCISE PRICE    PERCENTAGE OF   OPTIONS ALREADY
           NAME OF OPTION HOLDER             OPTIONS(1)       PER SHARE     OPTIONS VESTED      EXERCISED
------------------------------------------ -------------- ---------------- ---------------- -----------------
Nissho Iwai American Corporation..........    337,471      U.S.$  10.90          100%              none
CT Global Telecommunications, Inc.(2).....    250,000              8.70           40               none
Bachow & Associates, Inc.(2)..............    100,000              8.70          100               none
Amsterdam Pacific LLC(2)..................     24,425              8.70          100               none
1998-2000 Executive Stock Option Plan.....    950,000      8.70 to 12.55          38               none
2001-2003 Executive Stock Option Plan(3)..  4,489,160     15.06 to 21.68          16               none
UBS Warburg LLC (4).......................     89,243              0.01          100               none
Donaldson, Lufkin & Jenrette
    Securities Corporation(4).............     22,311              0.01          100               none
Old notes investors (5)...................    764,938              0.01          100               none
Gian Carlo Pecchioni(6)...................     10,000              0.01          100               none
Signing bonus for current officers........    100,000              0.01           55               none
Bachow & Associates, Inc. and Bank of
    America International Investment
    Corporation management services (7)...     94,000              0.01          100               none
Directors compensation....................     70,000              0.01         none               none

----------------
(1) Each option entitles the holder to purchase either one series N or one series C share in the form of CPOs.
(2)  Maximum realization capped at U.S.$40.0 per share.
(3) Maximum number of options to be issued is subject to our attainment of certain performance targets. This plan is still subject to formal approval.
(4) These warrants were granted as partial compensation for services rendered in connection with the sale of the notes.
(5)  These warrants were issued in connection with the sale of the notes.
(6)  Signing bonus for former Chief Executive Officer.
(7) These options relate to compensation for management services provided during 2000.

Options to creditors and business partners

         In order to better align our interests with those of our creditors and other business partners, we have granted stock options to some of these parties.

            - In March 1998, together with a vendor financing facility we obtained from Nissho Iwai American Corporation, we granted Nissho Iwai options to purchase up to 337,471 of our series N shares at U.S.$10.90 per share.

            - In May 1998, as part of an operating agreement that we signed with CT Global Telecommunications, Inc. under which CT Global agreed to manage the construction of our telephone network, provide engineering services and run our day-to-day operations, we granted CT Global options to purchase up to 250,000 of our series N shares at U.S.$8.70 per share.

            - In May 1998, as part of a strategic assistance agreement that we signed with Bachow & Associates, Inc. under which Bachow agreed to provide us with consulting and advisory services, we granted Bachow options to purchase up to 100,000 of our series N shares at U.S.$8.70 per share.

            - In April 1998, under an engagement letter that we signed with Amsterdam Pacific LLC pursuant to which Amsterdam Pacific agreed to provide us with investment banking services, we granted Amsterdam Pacific options to purchase up to 24,425 of our series N shares at U.S.$8.70 per share.

Executive stock option plan

         In May 1998, we adopted an executive stock option plan in order to retain key executive officers and better align their interest with ours. The executive stock option plan is administered under a management trust with the assistance of the trust division of Banco Nacional de Mexico, S.A. (Banamex). Under the executive stock option plan, a technical committee determines the executive officers to whom options to purchase series N shares will be granted, as well as the terms of those options. In 1998, we issued options to purchase 142,250 series N shares at U.S.$8.70 (estimated fair market value); in 1999 we issued options to purchase 583,000 series N shares at U.S.$10.45 (estimated fair market value); and in 2000 we issued options to purchase 206,820 series N shares at U.S.$12.55 (estimated fair market value). As a result of the capital restructuring, these series N shares, if purchased, will be automatically converted into CPOs on a two-to-one basis.

         Our Board of Directors has decided to establish a new stock option plan where up to 2,244,580 CPOs may be issued. Once the specific guidelines of the new plan are defined, the new plan will have to be submitted for approval at a shareholders' meeting.

Warrants in connection with the offering of the old notes

         As part of the sale of notes completed on March 17, 2000, we offered to investors an aggregate of 300,000 warrants to purchase 764,938 shares of our series N capital stock with limited voting rights, at an exercise price of $0.01 per share. As partial compensation to the initial purchasers for their services in connection with the offering of the old notes, we gave the initial purchasers warrants to purchase an aggregate of 111,554 shares of our series N shares.

         As a result of the adoption of the capital restructuring the warrants now exercised, the warrants will entitle holders to receive instead an aggregate of 406,374 CPOs, each representing one new series C share of common stock and one series N share, at an exercise price of $0.02 per CPO.

CAPITAL CONTRIBUTIONS

         As a condition to the offering of the notes, some of our shareholders agreed to make or cause to be made capital contributions in an aggregate principal amount of U.S.$35 million by September 30, 2000. This capital contribution was effected in August 2000.

         As a result of this capital contribution, we issued an aggregate of 3,352,504 series N shares which constitute 1,676,252 CPOs. The purchase price was U.S.$10.44 per share (or U.S.$20.88 per CPO).

         As compensation to those shareholders who committed to make or cause to be made the U.S.$35 million capital contribution, we agreed to grant those shareholders warrants to purchase an aggregate of 70,000 series N shares in the form of 35,000 CPOs, at an exercise price of U.S.$0.01 per share.

SHAREHOLDERS AGREEMENT

         In May 1998, we and our principal shareholders, BankAmerica International Investment Corporation, LA Strategic Capital Partners II, BancBoston Investments, Inc., Bachow Investment Partners III, L.P., Latinvest Strategic Investment Fund, L.P., Grupo Empresarial de Telecomunicaciones, S.A. de C.V., the Aguirre Gomez Trust, CT Global Telecommunications, Inc. Adrian Aguirre Gomez, Jose Manuel Aguirre Gomez, L.D. Coltrane, III, Michael Coltrane, Samuel E. Leftwich, Thomas A. Norman and Amsterdam Pacific LLC, entered into a shareholders agreement relating to our governance.

         We and our principal shareholders agreed to take all necessary actions so that:

            - the Board of Directors of Maxcom consists of 13 members and 13 alternate members;

            - seven directors and seven alternate directors designated by the series A shareholders are elected to the Board of Directors;

            - two directors and two alternate directors designated by the series B shareholders are elected to the Board of Directors;

            - four directors and four alternates directors designated by the series N shareholders are elected to the Board of Directors, with each of BankAmerica International Investment Corporation, Bachow Investment Partners III, L.P., BancBoston Investments Inc., and Latinvest Strategic Investment Fund having the right to designate one director and one alternate director; and

            -  actions with respect to certain "key matters" be:

               [X] submitted to the Board of Directors prior to the taking of any such action; and

               [X] approved by at least two of the directors appointed by the series N shareholders, or if the series N shareholders only have a right to elect one director, then approved by at least that director.

         See "Item 10. Additional Information--B. Memorandum and Articles of Association--Voting rights" for a description of "key matters."

         The shareholders agreement provides that if we register any equity securities for a primary or secondary public offering prior to May 21, 2002, we must permit parties to the shareholders agreement to include their shares in such an offering. We have agreed to bear all expenses of any primary or secondary public offerings, other than the fees of counsel to the holders of the registration rights and any underwriting commissions or discounts. If we do not register our equity securities in a primary or secondary public offering prior to May 21, 2005, some of our series N shareholders will have the right to retain an investment banker to:

            -  sell substantially all of our assets;

            -  merge or consolidate us into another company; or

            - require parties to the shareholders agreement to sell their shares, and distribute the proceeds to some series N shareholders.

         In addition, in the event of a breach by us or any of our shareholders of certain provisions of the shareholders agreement, the non-breaching shareholders will have the right to redeem their shares at a per share price equal to the greater of (1) nine times EBITDA or (2) fair market value. If for any reason any of the shareholders wishing to redeem their shares are unable to consummate their redemption within a specified period of time, such shareholders will have the right to buy the shares of the breaching shareholder at a fair market value.

B.       RELATED PARTY TRANSACTIONS

GENERAL POLICY

         Our general policy is that we will not, and will not permit our subsidiary to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiary), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiary as those which could be obtained on an arm's-length basis from an unaffiliated third party.

OPERATION SERVICES

         On October 17, 1997, we entered into an operating agreement with CT Global Telecommunications, Inc., one of our principal shareholders. This agreement was amended and restated as of May 21, 1998 and October 1, 1999. Under this agreement, CT Global was responsible for:

            - the planning, supervision, implementation and management of our network construction and operations, and for the transfer or responsibility to us following the start-up phase;

                - the management, advice and assistance for the overall direction, planning, coordination and supervision of our day-to-day telephone operations;

                - the provision of our Chief Operating Officer, other management and other CT Global employees with appropriate experience and training;

                - the design and supervision of the implementation of focused marketing and sales services;

                - the planning, coordination and supervision of our operational financial affairs, including the preparation of an annual operating budget; and

                - the training of personnel to enable us to assume direct responsibility for all operations.

        Beginning on October 1, 1999 through December 31, 2000, CT Global will be responsible for:

                - continuing to provide us with advisory, consulting and support services; and

                - the administrative responsibilities for all employees seconded to us.

        We pay CT Global a management fee of U.S.$450,000 per year. In addition, we granted CT Global options to purchase up to 250,000 of our series N shares and cash incentives provided that we meet start-up and operational targets. CT Global has already earned options to purchase 100,000 shares. The exercise price is U.S.$8.70 per share, provided that the maximum value that CT Global may realize upon the exercise of the options may not exceed U.S.$40.00 per share. For 1998, 1999 and 2000, we paid incentive fees to CT Global of U.S.$450,000 each year.

        We are also required to reimburse CT Global for expenses related to salaries and other expenses of CT Global personnel assigned to us. For 1998, 1999 and 2000, we paid CT Global U.S.$3.5 million, U.S.$4.6 million and U.S.$3.7 million, respectively, for reimbursement of expenses.

The amended and restated operating agreement terminated on December 31, 2000.

STRATEGIC ASSISTANCE SERVICES

        On May 21, 1998, we entered into a strategic assistance agreement with Bachow & Associates, Inc., an affiliate of one of our principal shareholders. The agreement provided that Bachow would help us to:

                - develop and implement a budget model template for our annual operating and capital budgets;

                - evaluate and assist in the choice and implementation of a financial accounting system;

                - develop a template for the monthly Board of Directors operational reporting package;

                - evaluate and assist in the choice and implementation of a customer billing system;

                -       design a sales and marketing plan; and

                -       provide training and guidance to our Chief Financial
                        Officer.

        This agreement expired on April 1, 1999. For 1998 and 1999, we paid Bachow U.S.$0.4 million and U.S.$0.2 million, respectively, for its services. In addition, Bachow received a right to earn options to purchase 100,000 of our series N shares at a strike price of U.S.$8.70 per share, upon a successful completion of the above-mentioned projects. In accordance with the terms of the strategic assistance agreement, Bachow may elect to have the Company finance up to 95% of the exercise price with a seven-year term recourse loan that will be secured by the shares. The maximum value that Bachow may realize upon the exercise of the options may not exceed U.S.$40.00 per share.

OFFICE LEASE

        In 1997 and 1998 we entered into lease agreements which have expired, with Inmobiliaria Grupo Radio Centro, S.A. de C.V., a corporation controlled by some members of the Aguirre Gomez family, for the use of three floors of office space in the Grupo Radio Centro building, our former headquarters. For 1998 and 1999, we paid Inmobiliaria Grupo Radio Centro approximately Ps.6.1 million and Ps.7.7 million, respectively, for use of the floors.

ADMINISTRATIVE SERVICES

        During 1998 and 1999, we paid Promotora Tecnica de Servicios Profesionales, S.A. de C.V., a corporation controlled by some members of the Aguirre Gomez family, approximately Ps.1.9 million and Ps.1.2 million, respectively, for general administrative and accounting services.

INCENTIVE FOR CAPITAL CONTRIBUTIONS

        Our Board of Directors resolved on February 15, 2000, that those shareholders who commit to make or cause to be made a U.S.$35 million capital contribution by September 30, 2000 be compensated for providing such commitment. This capital contribution, which occurred in August 2000, was a condition to the offering of the notes. The committing shareholders, which include the Aguirre Gomez family, CT Global Telecommunications, Inc., BankAmerica International Investment Corporation, Bachow Investment Partners III, L.P. and BancBoston Investments, Inc., received warrants to purchase an aggregate of 70,000 series N shares, at an exercise price of U.S.$0.01 per share. As a result of the capital restructuring described in "--A. Major shareholders--Capital restructuring" above, the series N shares, if purchased, will be automatically converted into CPOs on a two-to-one basis.

        On June 20, 2000, our Board of Directors acknowledged receipt of the option holders' notice of exercise of such options.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

LEGAL PROCEEDINGS

        We are not currently party to any material legal proceedings.

DIVIDEND POLICY

        Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the notes limits our liability to pay cash dividends. The indenture permits us to pay cash dividends only if we meet certain conditions, including:

                - a minimum consolidated leverage ratio of less than 5.0 to 1;

                - a minimum fixed charge coverage ratio of 1.5 to 1 through December 31, 2001 and 1.7 to 1 after; and

                - no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend.

        If we meet the conditions described above, we may make cash dividend payments provided they do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and the level of consolidated interest expense.

B.      SIGNIFICANT CHANGES

        No significant change has occurred affecting our results or financial conditions since December 31, 2000.

ITEM 9.    THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

        Maxcom's stock is not traded on any stock exchange nor has it ever been publicly offered in the United States or anywhere.

B.      PLAN OF DISTRIBUTION

        Not applicable.

C.      MARKETS

        Maxcom has registered U.S.$300 million 13 3/4% Series B Senior Notes Due 2007 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. The notes are not traded on any stock exchange. The notes are eligible for trading in The PortalSM Market, a subsidiary of the Nasdaq Stock Market, Inc.

D.      SELLING SHAREHOLDERS

        Not applicable.

E.      DILUTION

        Not applicable.

F.      EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.      SHARE CAPITAL

        Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

GENERAL

        Maxcom was incorporated on February 28, 1996, under the name "Amaritel, S.A. de C.V." as a variable capital corporation (sociedad anonima de capital variable) established under the laws of Mexico. Maxcom was registered in the Public Registry of Commerce of the Federal District of Mexico under folio no. 210585 on June 11, 1996. Amaritel changed its name to "Maxcom Telecomunicaciones, S.A. de C.V." on February 9, 1999.

        We were formed for the purpose of installing, operating and exploiting a public telecommunications network granted by the Mexican federal government for the provision of local and long distance telephone services.

        Maxcom's corporate purposes are found under Article Two of its by-laws. The duration of our existence under our by-laws is indefinite.

CAPITAL STRUCTURE

        Our authorized capital stock is 21,049,987 shares. Our issued and outstanding capital stock consists of 1,276,428 series A shares of common stock, 1,226,373 series B shares of common stock, 5,622,822 series C shares of common stock and 5,622,822 series N shares of capital stock with limited voting rights.

        Our capital stock comprises fixed capital and variable capital. The fixed portion of the capital stock of Maxcom is represented by 765,714 series A shares and 736,113 series B shares. The remaining series A and series B shares and the series C shares and the series N shares represent the variable portion of Maxcom's capital stock.

        Our series C and series N shares are in deposit in a trust which issues ordinary participation certificates (certificados de participacion ordinarios) commonly known as "CPOs." Each CPO represents one series C share and one series N share. Although the series C shares have full voting rights, the trustee votes those shares according to the vote of the majority of the series A shares, which are owned by the Aguirre Gomez family. At December 31, 2000 there were 5,622,822 CPOs issued and outstanding.

        Under the New Telecommunications Law and the Foreign Investment Law, no more than 49% of the full voting stock of Mexican corporations holding a concession to provide telecommunications services, other than cellular, may be held by non-Mexicans.

        Our series A shares, which represent 51% of our voting stock, may only be subscribed, paid for and held by Mexican investors. All of our series A shares are held directly or indirectly by members of the Aguirre Gomez family." The series B shares, the series C shares and the series N shares may be subscribed, paid for and held by Mexicans and non-Mexican investors. Series N shares are limited voting shares that are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law.

VOTING RIGHTS

        Under our By-laws, the holders of series A shares, series B shares and series C shares are entitled to vote on all matters submitted to a vote of the shareholders, with each series A share, series B share and series C share being entitled to one vote. However, series C shareholders are deemed to vote in the same manner as the majority of the series A shareholders. Holders of series N shares have limited voting rights and may only:

                - vote in special meetings of their series in accordance with the Mexican Companies Law (Ley General de Sociedades Mercantiles);

                -       vote in general extraordinary shareholders' meetings;

                -       vote on the key matters referred to below; and

                - subscribe to any issuance of shares of Maxcom on a pro rata basis.

        Shareholders' meetings may be ordinary, extraordinary or special. Extraordinary general meetings are called to consider the matters specified in
Article 182 of the Mexican Companies Law, and principally include increases or reductions of capital stock, amendments to the By-laws, dissolution, issuance of bonds or preferred stock, merger, spin-off, transformation from one type of company to another, change in nationality and change of corporate purpose.

        General meetings called to consider all matters other than those mentioned above are ordinary meetings. An ordinary general meeting of the shareholders of Maxcom must be held at least annually during the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Companies Law, principally including the election of directors, the report of the Board of Directors regarding the performance of Maxcom, containing the financial statements of Maxcom for the preceding fiscal year and the declaration of dividends, if any.

        Special meetings of the series A, series B, series C and series N shareholders may be held to elect the members of the Board of Directors representing those shareholders and to address other matters relating to the relevant series.

        Series A shareholders have the right to designate seven members of the Board of Directors and their alternates, Series B shareholders have the right to designate two members of the Board of Directors and their alternates and Series N shareholders have the right to designate four members of the Board of Directors and their alternates. Series C shareholders do not have a right to designate members of the Board of Directors.

        Under our By-laws, the quorum on a first call for an ordinary general shareholders' meeting is at least 60% of the voting shares. If quorum is not available on the first call, subsequent meetings may be called, at which the quorum will be at least 51% of the voting shares. Except for purposes of key matters, series N shares are not considered voting shares for purposes of determining the quorum at ordinary general shareholders' meetings.

        The quorum on a first call for extraordinary shareholders' meetings is at least 75% of the shares having a right to vote at such meetings. If quorum is not available on the first call, subsequent meetings may be called, at which the quorum will be at least 60% of the voting shares.

        The quorum for special shareholders' meetings is at least 75% of the shares of the respective series for which the special meeting is being held.

        Resolutions of ordinary general and special shareholders' meetings may be adopted by the affirmative vote of the majority of shares present at the meeting, except as to key matters. Resolutions of general extraordinary shareholders' meetings held on a first call may be adopted by the affirmative vote of at least 75% of the shares having a right to vote at such meetings. In the case of a second or subsequent call, resolutions may be adopted by the affirmative vote of at least 60% of the voting shares.

        Resolutions at any shareholders' meeting regarding key matters are subject to special voting requirements. Key matters may be submitted to the Board of Directors or to a general shareholders' meeting for authorization. If submitted to the Board of Directors for authorization, key matters require the approval of the majority of the Directors present at the meeting, including the vote of at least two members of the Board of Directors designated by series N shareholders. Resolutions regarding key matters, if submitted to a general shareholders' meeting, may only be adopted by the affirmative vote of at least 75% of the total issued and outstanding shares. Holders of series N shares have the right to vote on any key matter at shareholders' meetings.

        Key matters include the following:

                - the sale, transfer, or disposition of all or substantially all of our assets;

                - the sale, transfer, or disposition of any of our assets to our creditors;

                - the filing of a petition under the bankruptcy laws of any jurisdiction;

                - the incurrence or assumption of indebtedness or the granting of guarantees in an aggregate amount exceeding U.S.$10.0 million;

                - the issuance of equity or debt securities with equity features or securities exercisable or convertible into equity securities, or the issuance of warrants or options other than under existing contracts with shareholders;

                - the redemption, purchase or acquisition of our outstanding shares of capital stock;

                - entering, directly or indirectly, into any transaction with any of our executive officers or Directors or their immediate family members, in which the amount involved exceeds U.S.$1.0 million;

                - electing, appointing or removing of any of our executive officers;

                - approving our annual business plan and annual budget for each fiscal year;

                - entering into any additional line of business other than the provision of telecommunications services in Mexico;

                - entering into, amending or terminating existing contracts with shareholders;

                - establishing, participating in or investing in non-consolidated subsidiaries;

                -       mergers, spin-offs, consolidations; and

                - terminating or modifying of any of our concessions or licenses relating to telecommunications operations.

        Shareholders' meetings may be called by the Board of Directors, the President, Vice-President or Secretary of Maxcom, any statutory auditor or, in certain cases by a Mexican court of competent jurisdiction. The holders of at least 10% of the series N shares of Maxcom can also call a shareholders' meeting. In addition, the Board of Directors or the statutory auditor must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during that period have not considered the items mentioned in Article 181 of the Mexican Companies Law. Notice of meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Mexico City or by written notice given to each shareholder of record at least 15 days prior to the meeting. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by depositing, at least 24 hours before the time set for holding the shareholders' meeting, such shares with Maxcom's corporate secretary or with a Mexican bank or other qualified institution. If entitled to attend the meeting, a shareholder may be represented by proxy or a power-of-attorney.

        Under Mexican law, holders of 33% of Maxcom's outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or Maxcom's By-laws.

        Under Mexican law, an action for civil liabilities against a member or members of the Board of Directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action, the person or persons against whom the action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less than 33% of the outstanding shares of Maxcom may directly take such action against members of the Board of Directors, provided that:

                - such shareholders have not voted in favor of a resolution approved at the relevant shareholders' meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and

                - the claim in question covers the total amount of damages alleged to have been caused to Maxcom as well as to the individual plaintiffs' interests.

        Any recovery of damages will be for the benefit of Maxcom and not the shareholders bringing the action.

        Under Mexican law, any shareholder or director who has a conflict of interests in connection with any matter must abstain from voting at the relevant shareholders' or board of directors' meeting. Any shareholder or director who votes on a business transaction where its interests conflict with those of Maxcom may be liable for damages if the transaction would not have been approved without such shareholder's or director's vote.

        The terms of compensation of the members of the Board of Directors must be approved at a shareholders' meeting.

        According to our By-laws, to change the rights of holders of a particular class of stock, the affirmative vote of at least 85% of the total issued and outstanding shares is required, at a meeting with the presence of at least 85% of the total issued and outstanding shares. This condition is stricter than what is provided by Mexican corporate law, which requires a quorum of at least 75% of the total issued and outstanding shares and the affirmative vote of more than 50% of the total issued and outstanding shares.

DIVIDENDS

        At the annual ordinary general meeting of shareholders of Maxcom, the Board of Directors will typically submit the financial statements of Maxcom for the previous fiscal year, together with a report by the Board of Directors, to the general ordinary shareholders' meeting for their approval. The series A and series B shareholders will determine the allocation of Maxcom's net profits for such fiscal year. The series C shareholders are deemed to vote in the same manner as the majority of series A shareholders. At least 5% of such net profits must be allocated to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Maxcom's paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance of net profits, if any, is available for distribution as dividends.

        All fully paid and outstanding shares will be entitled to share ratably in such dividends or other distributions. Partially paid shares will be entitled to participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.

LIQUIDATION RIGHTS

        In the event that we are dissolved or liquidated, one or more liquidators must be appointed at an extraordinary general shareholders' meeting to wind up our affairs. Except as provided below, all fully paid and outstanding shares of capital stock will be entitled to share ratably in all assets remaining after payment of liabilities. Partially paid shares will be entitled to participate in a liquidation, dissolution or winding up in the same manner as they would in a dividend or distribution.

        However, under our By-laws, upon any liquidation, dissolution or winding up of Maxcom, each holder of series N shares will be entitled to be paid, before any distribution or payment is made upon any other shares of Maxcom, an amount in cash equal to the aggregate subscription price paid (or deemed paid) for the series N shares held by such holder (plus all accrued and unpaid dividends), in each case on a pro rata basis based on such shareholders subscription price paid (or deemed paid).

CHANGES IN SHARE CAPITAL

        An increase of our capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. No increase of our capital stock may be effected until all previously-issued shares of capital stock have been fully paid. A reduction of our capital stock may be effected to absorb losses, to redeem shares, or to release shareholders from payments not made.

        Our By-laws require that any capital increase effected pursuant to a capital contribution be represented, to the extent permitted by law, by new series A, series B, series C or series N shares, as the case may be, in proportion to the number of shares of each such series outstanding. Increases in capital may not result in either the series N shares or the series C shares representing more than 44.5% of the outstanding capital stock of Maxcom. Currently, we have 5,622,822 series N shares and 5,622,822 series C shares outstanding which each represent 48.89% of our outstanding capital stock.

        The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders and an amendment to our By-laws. The variable portion of our capital stock may be increased or decreased by resolution of an extraordinary general meeting of shareholders.

PREEMPTIVE RIGHTS

        In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportion of shares held.

        Shareholders have a preemptive right to subscribe for shares, except:

                -       in connection with mergers or spin-offs;

                -       on the conversion of convertible debentures; or

                - issuances of shares pursuant to a public offering, if a general extraordinary shareholders' meeting called for such purpose so approves and other requirements specified in Article 81 of the Mexican Securities Law are satisfied, including obtaining the approval of the Mexican National Banking and Securities Commission
                        (CNBV).

        Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share but may be waived at the moment of issuance of such shares. The shareholders have waived their preemptive rights in connection with the warrant shares.

TRANSFER RESTRICTIONS

        Our By-laws provide that transfers of our shares are subject to the following restrictions:

                - FIRST REFUSAL: Each shareholder has a right of first refusal in the event of a transfer of shares; such right is exercised by electing to purchase the shares to be transferred on the same terms and conditions of the offer notice;

                - PARTICIPATION RIGHTS: Each shareholder has the right to participate in the sale of shares to a prospective transferee at the same price and on the same terms as in the prospective transferee's offer to purchase shares; and

                - PERMITTED TRANSFERS: Such restrictions shall not apply to, except in the case of Adrian Aguirre Gomez, any transfer (1) pursuant to applicable laws of descent among a shareholder's family group, or (2) among a shareholder and/or its affiliates.

        Under our telecommunications concessions and By-laws, the SCT has 90 days to object to any transfer, subscription or conveyance of 10% or more of our capital stock with the exception of:

                -       transfers related to series N shares; and

                - subscriptions made pursuant to the exercise of a shareholder's preemptive rights, as long as the percentage participation of the shareholders in the capital stock of Maxcom does not vary.

OTHER PROVISIONS

Duration

        The duration of our existence is indefinite.

Forfeiture of shares

        Under our By-laws, the current or future foreign shareholders of Maxcom firmly undertake with the Ministry of Foreign Relations (Secretaria de Relaciones Exteriores) to consider themselves as Mexican nationals with respect to the shares of Maxcom that they may acquire or own, as well as with respect to the properties, rights, concessions, securities or interests owned by Maxcom, or the rights and obligations derived from the agreements entered with the Mexican authorities to which Maxcom is a party. The current or future foreign shareholders of Maxcom firmly undertake not to invoke the protection of their government, under penalty of forfeiting such shares to the benefit of the Mexican nation.

Dissolution

        Pursuant to the Mexican Companies Law and our By-laws, we may be dissolved upon the occurrence, among other things, of any of the following events:

                - the impossibility of continuing with our current line of business;

                - the resolution of our shareholders at an general extraordinary shareholders' meeting;

                - the reduction of the number of our shareholders to fewer than two; and

                -       the loss of two thirds of our capital stock.

Shareholder conflicts of interest

        Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with that of Maxcom may be liable for damages if the transaction would not have been approved without such shareholder's vote.

Director conflicts of interest

        Under Mexican law, any member of the Board of Directors who has a conflict of interest with Maxcom in any transaction must disclose such a fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such a provision may be liable for damages caused to Maxcom. Additionally, members of the Board of Directors may not represent any shareholders at any shareholders' meeting.

C.      MATERIAL CONTRACTS

Concessions

        In February 1997, we obtained a concession to provide local telephony services covering Mexico City and the Gulf region and long distance services nationwide from the Mexican government. We also obtained a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997. For a description of our concessions, see "Item 4. Information on the Company -- Supervision and regulation of the Mexican telecommunications industry -- Our concessions."

Interconnection agreements

        In November 1998, we entered into a local interconnection agreement with Telmex. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Pegaso. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see "Item 4. Information on the Company -- Interconnection."

Lucent supply agreement

        On September 5, 1997, Maxcom executed a purchase and sales agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Maxcom may purchase from Lucent products, services and software. Through December 31, 2000, Maxcom has purchased approximately U.S.$62.6 million.

Nec supply agreement

        On October 15, 1998, Maxcorn executed a master agreement for the purchase and sale of equipment and services with Nec de Mexico, S.A. de C.V. pursuant to which Maxcom may purchase from Nec de Mexico certain services and equipment for the installation, operation and exploitation of its telecommunications network. Through December 31, 2000, Maxcom has purchased approximately U.S.$5.5 million.

Hewlett-Packard supply agreement

        On November 3, 1998, Maxcom executed a supply and services agreement with Hewlett-Packard de Mexico, S.A. de C.V. pursuant to which Hewlett-Packard agreed to provide to Maxcom telecommunications solutions and services. The obligations under this agreement have been substantially fulfilled. Maxcom paid U.S.$18 million for these solutions and services.

Metro Net capacity sales agreement

        On April 28, 2000, Maxcom executed a metropolitan network capacity sale agreement with Metro Net, S.A. de C.V. (which was amended on December 21, 2000) for an aggregate amount of U.S.$7.2 million pursuant to which Maxcom purchased from Metro Net (i) the exclusive and unlimited right to use certain backbone fiber optic capacity of 6 (six) fiber optic strands of Metro Net's metropolitan rings in Mexico City, and (ii) an option to acquire the exclusive and unlimited right to use additional backbone fiber optic capacity of 6 (six) fiber optic strands.

CPO trust agreement

        On August 18, 2000, Maxcom and its shareholders executed a neutral investment trust agreement with Banamex, S.A. Institucion de Banca Multiple, Grupo Financiero Banamex Accival, Division Fiduciaria acting as trustee for the issuance of ordinary participation certificates, also known as "CPOs," each representing one series C share and one series N share of the capital stock of Maxcom. For a description of the effect of this agreement, see "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders -- Capital restructuring."

Shareholders' agreement

        On August 18, 2000, Maxcom executed an amended and restated shareholders' agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom and to provide that the exchange of series C shares and series N shares for CPOs may not adversely affect in any manner the rights granted to the holders of the series N shares under the original shareholders' agreement. For a description of the shareholders' agreement, see "Item 7. Major Shareholders and Related Party Transactions--A. Major shareholders--Shareholders' agreement."

Indenture

        On March 17, 2000, Maxcom and its subsidiary, Corporativo en Telecomunicaciones, S.A. de C.V., entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 13 3/4% senior notes due April 1, 2007. The Indenture restricts Maxcom's ability to incur indebtedness by requiring that Maxcorn meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limits Maxcom's ability to pay dividends, repurchase subordinated debt, redeem its capital stock, dispose of assets and make investments, among other things.

Warrant agreement

        On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 13 3/4% senior notes due April 1, 2007 for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the notes.

D.      EXCHANGE CONTROLS

        Mexico abolished its exchange control system on November 11, 1991. Under the previous Mexican exchange control system established in 1982, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange that was established daily by the Mexican Central Bank (Banco de Mexico). Transactions to which the controlled rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction.

        From November 11, 1991 to October 20, 1992, the Mexican Central Bank permitted the Free Market Rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the peso/U.S. dollar exchange rate band and then, two days later, allowing the peso to fluctuate freely against the U.S. dollar. By December 31, 1994, the peso/U.S. dollar exchange rate, which had been Ps.3.47 to U.S.$1.00 on December 19, 1994 was Ps.5.00 to U.S.$1.00.

        Except for the period from September through December 1982 during the Mexican liquidity crisis, the Mexican Central Bank consistently has made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, in the event of a renewed shortage of foreign currency, we cannot assure you that the Mexican Central Bank would continue to make foreign currency available to private sector companies or that foreign currency we need to service foreign currency obligations could be purchased in the open market without substantial additional cost.

        Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E.      TAXATION

        This is a summary of the principal U.S. and Mexican federal income tax consequences resulting from the beneficial ownership of the 13 3/4% Series B Senior Notes Due 2007, which are the only securities that Maxcom has offered publicly in the United States.

UNITED STATES TAXATION

        This summary does not purport to consider all the possible U.S. federal tax consequences of the exchange, purchase, ownership and disposition of the notes and is not intended to reflect the individual tax position of any beneficial owner. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

        This summary deals only with notes held as capital assets within the meaning of Section 1221 of the Code by initial and subsequent purchasers. This summary does not purport to deal with purchasers in special tax situations, such as financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") composed of a note and one or more other investments, holders who own or will own directly, indirectly or by attribution (including stock attribution resulting from ownership of the warrants) 10% or more (by voting power) of Maxcom's voting stock or 10% or more (by value) of Maxcom's outstanding capital stock, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar.

        The summary does not include any description of the tax laws of any state, locality or foreign government that may be applicable to the notes or to the holders of any of the foregoing. You should note that no rulings have been or will be sought from the Internal Revenue Service ("IRS") with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. You should consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the exchange, purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

        As used herein, "U.S. Holder" means a beneficial owner of a note, unit, warrant or warrant shares who or which is

                -       a citizen or resident of the United States,

                - a corporation created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia) or

                - any other person or entity who or which is subject to U.S. federal income taxation on a net income basis with respect to its worldwide income.

        As used in this annual report, the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. In the case of a holder of notes that is a partnership for U.S. federal income tax purposes, each partner generally will take into account its allocable share of income or loss from the notes and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

U.S. tax consequences to U.S. Holders of notes

        PAYMENTS OF INTEREST AND ADDITIONAL AMOUNTS. Generally, payments of "qualified stated interest" (including Mexican withholding tax imposed on such interest) and Additional Amounts (if any) are taxable to a U.S. Holder as ordinary income. Payments of "qualified stated interest" and Additional Amounts (if any) on a note generally are includible in the income of a U.S. Holder as it accrues or is received, in accordance with such holder's regular method of accounting for tax purposes. Qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note.

        ORIGINAL ISSUE DISCOUNT. The notes were issued with original issue discount ("OID") for U.S. federal income tax purposes. OID on the notes is equal to the amount by which the "stated redemption price at maturity" of a note exceeds its "issue price." The original purchasers of the notes also acquired warrants, thus each note was treated for U.S. federal income tax purposes as issued as part of an "investment unit" consisting of the note and the associated warrant. Maxcom allocated the issue price of a unit between the note and the associated warrant in accordance with Maxcom's determination of their relative fair market values on the issue date. Maxcom determined that the issue price of each note should be U.S.$975.06. Although Maxcom's allocation is not binding on the IRS, an initial purchaser of a unit must use Maxcom's determination of the note issue price for purposes of calculating OID unless the holder discloses on its U.S. federal income tax return for the year in which the unit was acquired that it plans to use an allocation that is inconsistent with Maxcom's allocation. The stated redemption price at maturity of a note equals the total amount of all principal and interest payments to be made on the note, other than qualified stated interest. However, if the amount of OID determined under this formula is "de minimis OID," then the notes will be treated as if there is no OID. The notes will have de minimis OID if the total amount thereof is less than the product of (a) 0.25% ( 1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the note and (c) the stated redemption price at maturity.

        A U.S. Holder must include OID on the notes, if any, in income as ordinary interest income as it accrues on the basis of a constant yield to maturity. OID must be included in income regardless of whether cash is received in respect of such income. The amount of OID includible in income by the U.S. Holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion of the taxable year on which such U.S. Holder held such note ("accrued OID"). The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period an amount equal to the excess of

                - the product of a note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

                - the amount of any qualified stated interest payments allocable to such accrual period.

        The "yield to maturity" is the discount rate that, when applied to all payments under a note, results in a present value equal to the issue price. The amount of OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the note at the beginning of the final accrual period. The amount of OID allocable to the initial short period may be computed under any reasonable method. The adjusted issue price of the note at the start of any accrual period is equal to its issue price increased by the aggregate amount of accrued OID for each prior accrual period and reduced by the amount of any cash payments previously made on the note (other than payments of qualified stated interest).

        A U.S. Holder may generally, upon election, use the constant yield to maturity method applicable to OID to determine the timing of inclusion of all qualified stated interest and OID on a note, subject to certain limitations. Such an election will apply to all debt instruments held or acquired by the U.S. Holder on or after the beginning of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

        The above treatment assumes that the "stated redemption price at maturity" for a note does not include any Additional Amounts payable on the notes. It is possible that the IRS might disagree with this treatment and contend that the "stated redemption price at maturity" should include the reasonably expected amount of Additional Amounts payable on the notes. In such case, the amount of OID on the notes would be increased by such amount.

        MARKET DISCOUNT AND BOND PREMIUM. If a U.S. Holder purchases a note at a price that is less than its principal amount, the excess of the principal amount over the U.S. Holder's purchase price will be treated as "market discount". However, such market discount will be considered to be zero if it is less than 1/4 of 1% of the note's principal amount multiplied by the number of complete years to maturity from the date the U.S. Holder purchased such note.

        Under the market discount rules, a U.S. Holder generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period the U.S. Holder held such note. In addition, the U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

        In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. Holder of a note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase the U.S. Holder's tax basis in the note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

        A U.S. Holder who purchases notes for an amount in excess of its stated redemption price at maturity will be considered to have purchased the notes at a premium. A U.S. Holder generally may elect to amortize the premium on the constant yield method. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the notes. The premium on a note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the notes. The election to amortize the premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

        SALE, EXCHANGE OR RETIREMENT OF A NOTE. Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the issue price of the note increased by the amount of OID on such note that is includible in such U.S. Holder's gross income and decreased by the amount of any cash payments received on the note (other than payments of qualified stated interest). Capital gain recognized by an individual U.S. Holder generally will be long term capital gain and subject to a maximum U.S. federal income tax rate of 20% if the U.S. Holder held the note for more than one year before sale. U.S. Holders that are corporations are taxed on their net capital gains at the regular corporate income tax rates. The source of gain or loss realized by a U.S. Holder in connection with the disposition of notes is U.S. source.

        FOREIGN TAX CREDIT.

        Interest, OID and Additional Amounts. Qualified stated interest, OID and Additional Amounts (if any) paid on notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of "passive" income, for purposes of computing the foreign tax credit allowable to a U.S. Holder. If the payments of qualified stated interest, OID and Additional Amounts (if any) were to become subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the qualified stated interest, OID and Additional Amounts (if any) may be considered "high withholding tax interest" for purposes of computing the foreign tax credit. If a U.S. Holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the payments of qualified stated interest, OID and Additional Amounts (if any) may be considered "financial services income" for purposes of computing the foreign tax credit, provided that such amounts do not constitute "high withholding tax interest," as described above.

        Effect of Mexican withholding taxes. A U.S. Holder will be required to include the amount of Mexican withholding taxes, if any, imposed on payments on a note (including any Additional Amounts payable by Maxcom) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, Maxcom is required to pay Additional Amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the holder of the note.

        Subject to certain limitations, a U.S. Holder may be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for the amount of Mexican income taxes withheld by Maxcom (which, as described above, would include amounts withheld on Additional Amounts paid by Maxcom with respect to Mexican taxes). However, Mexican taxes may be deducted from a U.S. Holder's taxable income only if such U.S. Holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that taxable year. A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of such withholding tax imposed in respect of payments on the notes in order to claim a Mexican tax credit in respect of such Mexican withholding tax.

        Since a U.S. Holder may be required to include in its gross income OID on the notes in advance of any withholding of Mexican income taxes from payments relating to the discount (which would generally occur when such discount is paid in cash), a U.S. Holder may not be entitled to a credit or deduction for these Mexican withholding taxes in the year the OID is included in the U.S. Holder's gross income for U.S. federal income tax purposes, and may be limited in its ability to credit or deduct in full the foreign taxes in the year those taxes are actually withheld by Maxcom. Prospective purchasers of the notes should consult their tax advisors concerning the availability and timing of a foreign tax credit or deduction relating to the payment of Mexican withholding taxes.

U.S. tax consequences to Non-U.S. Holders of notes

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on distributions in respect of the notes, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

        A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale or the other disposition of notes unless (i) such gain is effectively connected with the conduct of a United States trade or business by such Non-U.S. Holder, or (ii) such Non-U.S. Holder is present in the United States for 183 days or more during the taxable year of sale or disposition and certain other conditions are met.

Information reporting and backup withholding

        Recently finalized Treasury Regulations relating to withholding, information reporting and backup withholding unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations generally are effective with respect to payments made after December 31, 2000. Except as provided below, this section describes rules applicable to payments made after December 31, 2000.

        A U.S. Holder of the notes may be subject to information reporting requirements with respect to distributions made in respect of the notes and proceeds from the sale or other disposition of notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary. If information reporting requirements apply, distributions made to the U.S. Holder will be reported to the IRS and to the U.S. Holder as may be required under applicable Treasury regulations. Backup withholding at a rate of 31% will also apply with respect to any payments made on the notes and proceeds from the sale, exchange, redemption or retirement of the notes unless such U.S. Holder:

                - is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or

                - provides a correct taxpayer identification number (social security number or employer identification number), certifies as to its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Generally, a U.S. Holder will provide such certification on IRS Form W-9 "Request for Taxpayer Identification Number and Certification."

        Certain penalties may be imposed by the IRS on a U.S. Holder that is required to supply information but does not do so in the proper manner.

        A Non-U.S. Holder generally will be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting (generally, filing a timely and properly completed IRS Form W-8BEN).

        Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

        You are advised to consult your own tax advisers as to the consequences of a purchase and sale of notes, including, without limitation,

                - the applicability and effect of any state, local or non-U.S. tax laws to which they may be subject, and of any legislative or administrative changes in law,

                - the U.S. federal income tax consequences of foreign withholding taxes by Maxcom (and of the payment by Maxcom of Additional Amounts with respect to such withholding taxes),

                - the availability of a credit or deduction for foreign withholding taxes, and

                - the effect, if any, of the Final Regulations on their purchase, ownership and disposition of the notes.

MEXICAN TAXATION

        The following is a general discussion of the material consequences of an investment in the notes under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect. This summary of certain Mexican tax considerations deals only with holders of notes or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a "Foreign Holder").

        For purposes of Mexican taxation, an individual is a resident of Mexico if he has a permanent home in Mexico, unless he has been in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico for tax purposes if it has been incorporated under the laws of Mexico, or has established the principal management of its business or the base of its effective direction in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise.

United States/Mexico and other tax treaties

        A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto (collectively, the "Tax Treaty"), between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Mexican tax consequences to foreign holders of the notes

        TAXATION OF INTEREST AND PRINCIPAL. Under the Mexican Income Tax Law, payments of interest made by Maxcom in respect of the notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the "Reduced Rate"), provided that:

                - the notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

                - the notes are registered in the Special Section of the National Registry for Securities and Intermediaries (Registro Nacional de Valores e Intermediarios); and

                - certain periodic information requirements by the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico) are complied with.

        If these conditions are not met, the applicable withholding tax rate will be 10%.

        Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into such a treaty with Mexico which is effective, and if so, the conditions and requirements for obtaining benefits under such treaty.

        However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

                - a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of the voting stock of the issuer, or

                - a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 40%.

        Pursuant to Rule 3.31.9 (the "Reduced Rate Rule") issued by the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico) on March 6, 2000 and expected to be effective through March 6, 2002, payments of interest with respect to the notes made by Maxcom to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:

                - the notes are registered with the Special Section of the National Registry of Securities and Intermediaries and copies of approval of such registration are provided to the Ministry of Finance;

                - Maxcom timely files with the Ministry of Finance certain information relating to the issuance of the notes;

                - Maxcom timely files with the Ministry of Finance on a quarterly basis information on the amount and dates of interest payments made during each quarter and information representing that no party related to Maxcom, directly or indirectly, is the effective beneficiary of more than five percent (5%) of the aggregate amount of each such interest payment; and

                - Maxcom maintains records that evidence compliance with the conditions set forth above.

        Maxcom has complied with the first two conditions set forth above and expects that the last two conditions will be met and, accordingly, expects to withhold Mexican tax from interest payments on the notes at the Reduced Rate during the effectiveness of such rule. Although it is expected that a rule equivalent to the Reduced Rate Rule will be in effect from March 7, 2002 and beyond, there can be no assurance that any such rule will be issued and become effective. In such event, higher rates may apply.

        Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate is reduced to 4.9% provided the notes are regularly and substantially traded on a recognized securities market such as Nasdaq or any stock exchange registered with the appropriate Mexican or United States regulatory authority.

        Otherwise the Tax Treaty provides for a maximum withholding tax rate of 15% for certain holders that are residents of the United States (within the meaning of the Tax Treaty) and under certain circumstances contemplated therein.

        However, during the fiscal year 2001, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. Holder that meets the Reduced Rate Rule requirements described above, Maxcom will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate. From 2001 and beyond, holders of the notes should consult their own tax advisors as to the possible application of the Tax Treaty.

        Payments of interest Maxcom makes on the notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

                -       the effective beneficiary of the interest;

                - duly incorporated under the laws of its country of origin;

                - exempt in its country of origin from income tax on interest income; and

                - registered with the Ministry of Finance for that purpose.

        Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by Maxcom with respect to the notes.

        TAXATION OF ADDITIONAL AMOUNTS. Maxcom has agreed, subject to specified exceptions and limitations, to pay Additional Amounts to the holders of the notes in respect of the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the notes.

        Holders or beneficial owners of notes may be requested to provide certain information or documentation necessary to enable Maxcom to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, the obligation of Maxcom to pay Additional Amounts will be limited.

        TAXATION OF PROCEEDS FROM THE SALE OR OTHER DISPOSITION OF NOTES. Capital gains resulting from the sale or other disposition of the notes by Foreign Holders will not be subject to Mexican income tax.

        TRANSFER AND OTHER TAXES. There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the notes. A Foreign Holder of notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the notes.

F.      DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.      STATEMENT BY EXPERTS

        Not applicable.

H.      DOCUMENTS ON DISPLAY

        We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by Maxcom at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.      SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

        The notes, which are payable at a fixed annual rate of 13 3/4%, constituted substantially all of our outstanding indebtedness at December 31, 2000. As a result, we do not have any significant interest rate risk.

FOREIGN EXCHANGE RISK

        Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. Substantially all of our debt obligations at December 31, 2000 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

        The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2000, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.41.7 million over a one-year period.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                    PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Maxcom is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    RESERVED

        Not applicable.

ITEM 16.   RESERVED

        Not applicable.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.        FINANCIAL STATEMENTS

                                                                                                                        PAGE
                                                                                                                        ----
Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiary

Report of Independent Accountants........................................................................................F-2
Consolidated Balance Sheets--December 31, 2000 and 1999..................................................................F-3
Consolidated Statements of Operations--From May 1, 1999 (Commencement of Operations), Through
        December 31, 1999, and the Year Ended December 31, 2000..........................................................F-4
Consolidated Statements of Changes in Shareholder's Equity--Years Ended December 31, 2000, 1999
        and 1998.........................................................................................................F-5
Consolidated Statements of Changes in Financial Position--Years Ended December 31, 2000, 1999
        and 1998.........................................................................................................F-6
Notes to the Consolidated Financial Statements...........................................................................F-7

Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules.......................................................S-I
Valuation and Qualifying Accounts.......................................................................................S-II

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY


We have audited the accompanying Consolidated Balance Sheets of Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiary, as of December 31, 1999 and 2000, and the related Consolidated Statements of Operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31 2000, Consolidated Changes in Shareholders' Equity and Changes in Financial Position for the years ended December 31, 1998, 1999 and 2000. These Financial Statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with Mexican Generally Accepted Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the Consolidated Financial Position of Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiary, as of December 31, 1999 and 2000, the Consolidated Result of its Operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31 2000, the Consolidated Changes in Shareholders' Equity and the Changes in its Financial Position for the years ended December 31, 1998, 1999 and 2000, in conformity with Mexican Generally Accepted Accounting Principles.


BDO INTERNATIONAL






MEXICO CITY,
FEBRUARY 12, 2001

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


DECEMBER 31,                                                                   1999                   2000               2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (Note 2)
                                ASSETS
CURRENT ASSETS:
    Cash and cash equivalents (Note 4)                                     Ps.    167,430        Ps.  1,072,261       $    111,462
------------------------------------------------------------------------------------------------------------------------------------
    Restricted cash (Note 9)                                                       20,362               384,399             39,958
------------------------------------------------------------------------------------------------------------------------------------
    Accounts receivable:
         Customers, net of allowance of Ps.3,373 and Ps.8,305                      31,220                38,656              4,018
         Value added tax refundable (Note 5)                                       44,333                16,924              1,759
         Other                                                                        346                   502                 52
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   75,899                56,082              5,829
------------------------------------------------------------------------------------------------------------------------------------
    Equipment for resale                                                            7,322                 9,011                937
------------------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses                                                                4,574                 9,651              1,003
------------------------------------------------------------------------------------------------------------------------------------
                  Total current assets                                            275,587             1,531,404            159,189
RESTRICTED CASH (Note 9)                                                          -                     184,479             19,177
FREQUENCY RIGHTS, Net (Note 6)                                                    112,002               106,208             11,040
TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, Net (Note 8)                             859,532             1,197,136            124,442
PREOPERATING EXPENSES, Net                                                        270,369               241,424             25,096
OTHER ASSETS                                                                       47,154               222,545             23,134
------------------------------------------------------------------------------------------------------------------------------------
        Total assets                                                       PS.  1,564,644        PS.  3,483,196       $    362,078
====================================================================================================================================

                             LIABILITIES
CURRENT LIABILITIES:
    Current maturities of long-term debt (Note 9)                          Ps.      4,081        Ps.      2,917       $        303
    CT Global Telecommunications, Inc. (Note 7)                                    26,121                   479                 50
    Accrued expenses and other accounts payable                                    43,025               225,567             23,448
    Deposits refundable to customers                                                7,964                 5,525                574
    Taxes payable                                                                   5,533                 8,107                843
------------------------------------------------------------------------------------------------------------------------------------
                  Total current liabilities                                        86,724               242,595             25,218
LONG-TERM LIABILITIES:
    Long-term debt, less current maturities (Note 9)                              872,338             2,798,866            290,942
------------------------------------------------------------------------------------------------------------------------------------
                  Total liabilities                                               959,062             3,041,461            316,160
====================================================================================================================================
Commitments (Notes 1, 9, 12 and 15)

                SHAREHOLDERS' EQUITY (NOTES 11 AND 12)
Capital Stock                                                                     810,318             1,152,553            119,808
Additional paid-in capital                                                         31,902               122,830             12,768
Deficit                                                                          (236,638)             (833,648)           (86,658)
------------------------------------------------------------------------------------------------------------------------------------
                  Total shareholders' equity                                      605,582               441,735             45,918
------------------------------------------------------------------------------------------------------------------------------------
                                                                           PS.  1,564,644        PS.  3,483,196       $    362,078
====================================================================================================================================


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")



FOR THE PERIOD AND YEAR ENDED DECEMBER 31,                                     1999                  2000               2000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (Note 2)

TELECOMMUNICATION REVENUES                                                PS.    96,099        PS.    266,064       $     27,657
---------------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS AND EXPENSES:
    Network operating cost                                                       47,751               107,765             11,202
    Selling general and administrative expenses                                 176,037               331,166             34,425
    Depreciation and amortization                                                80,919               201,040             20,898
---------------------------------------------------------------------------------------------------------------------------------

                  Total operating costs and expenses                            304,707               639,971             66,525
---------------------------------------------------------------------------------------------------------------------------------

                  OPERATING LOSS                                               (208,608)             (373,907)           (38,868)
---------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE (INCOME) COST OF FINANCING:
    Interest expense                                                             50,450               399,979             41,578
    Interest income                                                             (10,946)              (97,951)           (10,182)
    Exchange loss, net                                                           10,401                10,705              1,113
    Gain on net monetary position                                               (21,756)              (90,101)            (9,366)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                 28,149               222,632             23,143
---------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE), Net                                                         119                  (471)               (49)
---------------------------------------------------------------------------------------------------------------------------------

                  NET LOSS                                                PS.  (236,638)       PS.   (597,010)      $    (62,060)
=================================================================================================================================

Weighted average common shares outstanding                                   10,264,827            11,463,667         11,463,667

                  NET LOSS PER SHARE                                      Ps.    (23.05)       Ps.     (52.08)      $      (5.41)
---------------------------------------------------------------------------------------------------------------------------------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


                                                                              ADDITIONAL
                                                                               PAID-IN
                                                           CAPITAL STOCK       CAPITAL         DEFICIT              TOTAL
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1997 (NOTE 11)                 PS.    252,717    PS.    -         PS.   -            PS.     252,717

    Increase in capital stock, net of expenses
         (Ps.24,800) incurred in connection with
         a private placement (NotE 11)                           547,421           -               -                    547,421

    Stock options (Note 12)                                       -                 29,478         -                     29,478
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1998 (NOTE 11)                        800,138            29,478         -                    829,616

    Increase in capital stock                                     10,180           -               -                     10,180

    Contributions for future increases of capital                 -                    361         -                        361

    Stock options (Note 12)                                       -                  2,063         -                      2,063

    Net loss                                                      -                -               (236,638)           (236,638)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1999 (NOTE 11)                        810,318            31,902         (236,638)            605,582

    Increase in capital stock                                    335,304           -                -                   335,304

    Contributions for future increases of capital                 -                     96          -                        96

    Stock options and warrants (Note 12)                          -                 97,763          -                    97,763

    Exercise of warrants (Note 11)                                 6,931            (6,931)         -                    -

    Net loss                                                      -                -               (597,010)           (597,010)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 2000 (NOTE 11)                 PS.  1,152,553    PS.    122,830   PS.   (833,648)    PS.     441,735
---------------------------------------------------------------------------------------------------------------------------------

U.S. DOLLARS (NOTE 2)                                     $      119,808    $       12,768   $      (86,658)    $        45,918
---------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


FOR THE YEARS ENDED DECEMBER 31,                                          1998             1999          2000              2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Note 2)
OPERATING ACTIVITIES:
    Net loss                                                        Ps.     -          Ps. (236,638) Ps.  (597,010)    $   (62,060)
    Depreciation and amortization charged to operations not
         requiring use of resources                                         -                80,919        201,040          20,898
------------------------------------------------------------------------------------------------------------------------------------
                                                                            -              (155,719)      (395,970)        (41,162)
    Net change in restricted cash, accounts receivable,
         inventories, prepaid expenses and accounts payable
         and accrued expenses                                               -                16,033       (378,430)        (39,338)
------------------------------------------------------------------------------------------------------------------------------------
                  Resources used in operating activities                    -              (139,686)      (774,400)        (80,499)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Issuance of capital stock                                              547,521           10,180        342,235          35,575
    Additional paid-in capital                                              29,478            2,424         90,928           9,452
    Proceeds from loans and notes payable, net                             228,895          647,518      1,925,364         200,142
-----------------------------------------------------------------------------------------------------------------------------------
                  Resources provided by financing activities               805,894          660,122      2,358,527         245,169
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Preoperating expenses                                                 (113,037)         (84,690)       -               -
    Net changes in monetary assets and liabilities                         (26,778)         -              -               -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          (139,815)         (84,690)       -               -
    Telephone network systems and equipment                               (270,106)        (670,517)      (476,642)        (49,547)
    Other assets                                                           (27,491)         (19,663)      (202,654)        (21,066)
-----------------------------------------------------------------------------------------------------------------------------------
                  Resources used in investing activities                  (437,412)        (774,870)      (679,296)        (70,613)
-----------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
    Increase (decrease) during the period                                   368,482        (254,434)       904,831          94,057
    Beginning balance                                                        53,382         421,864        167,430          17,404
------------------------------------------------------------------------------------------------------------------------------------

    Ending balance                                                  Ps.     421,864    Ps.  167,430  Ps. 1,072,261    $    111,462
------------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES:
    Cash paid for interest                                          Ps.      17,502    Ps.   42,972  Ps.   250,983    $     26,090
------------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED, DECEMBER 31, 1998, 1999 AND 2000

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


NOTE 1. INCORPORATION AND BUSINESS

        Maxcom Telecomunicaciones, S.A. de C.V. ("Maxcom" or "the Company"), is a Mexican company incorporated on February 28, 1996 (inception). Its main line of business is the construction and operation of a telephone network, with the purpose of providing local, national and international long-distance, data and other value-added services, and private network services, within the Mexican Republic.

        The Company started its commercial operations in May 1999. Therefore, from its incorporation through April 30, 1999, the Company was in the preoperating and development stage. From the beginning of its commercial operations, the Company has had negative cash flow from operations and loss from operations, due to its recent establishment and that it is building up its base of customers. Therefore, the Company, and the recoverability of its investment in telephone network systems and equipment, preoperating expenses and frequency rights will depend on the ability of the Company to obtain financing to complete development, and on the future profitable commercial exploitation of the telephone network.

        Effective February 3, 1997 (supplemented December 7, 1999), Mexico's Ministry of Communications and Transport (the "SCT") awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is of 30 years, and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in 124 other cities located in the states of Chiapas, Hidalgo, Mexico, Oaxaca, Puebla, San Luis Potosi, Tabasco, Tamaulipas, Tlaxcala, Veracruz, Campeche, Quintana Roo and Yucatan. It also grants the Company the right to provide long-distance, data and other value-added services. There are conditions for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates.

        In October 1997, the Company was awarded a nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years. See
Note 6.

        On November 24, 1998, the Company entered into an agreement with Telefonos de Mexico, S.A. de C.V. ("Telmex"), through which both parties agreed to provide each other with interconnection services to each other's local telecommunications network. This agreement calls for reciprocal interconnection rates for local-to-local services through January 1, 2001. On March 23, 1999, this agreement was renewed and the term was extended to September 15, 2002.

        On January 22, 1999, the Company entered into an agreement with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex's long-distance traffic. This agreement is valid through September 15, 2002, with the possibility of extension after such date.

        During 1999 and 2000, the Company has entered into interconnection and reselling agreements with several local and long distance carriers and mobile phone companies.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2. BASIS OF PRESENTATION

        For of the years ended December 31, 1998, 1999 and 2000, the accompanying consolidated financial statements include the accounts of Maxcom and Corporativo en Telecomunicaciones, S.A. de C.V. ("Corporativo" or the "Subsidiary"), a wholly-owned Mexican subsidiary incorporated on January 19, 1998, whose main line of business is the rendering of administrative and technical services, mainly to Maxcom. All intercompany balances and transactions have been eliminated in the consolidation.

        U.S. Dollar amounts ("$") shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican Pesos, as a matter of arithmetic computation only, at the December 29, 2000, noon-buying rate of Ps. 9.62 per U.S.$1.00, published by The Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. Dollars at this or any other rate.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol "Ps.", and have been prepared by applying Mexican generally accepted accounting principles ("Mexican GAAP"). The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

        a)      RECOGNITION OF THE EFFECTS OF INFLATION:

                i) Following the methodology set out in Mexican GAAP, the Company restates its financial statements to reflect the purchasing power of the Mexican Peso as of the most recent reporting date (December 31, 2000), thereby comprehensively recognizing the effects of inflation. The financial statements of previous years have also been restated in terms of the purchasing power of the Mexican Peso as of the most recent reporting date, thus making them comparable. Therefore, these amounts differ from those previously reported.

                ii) Shareholders' equity accounts include their restatement to express them in terms of constant Pesos. The restatement amounts are determined by applying factors derived from the National Consumer Price Index ("INPC") to the historical balances.

                iii) The result on net monetary position represents the inflationary gain or loss, as determined by applying factors derived from the INPC, on the Company's monthly net monetary assets or liabilities during the period.

                iv) Comprehensive income and cost of financing consists of interest income and expense, exchange gains or losses and the gain or loss on the net monetary position. Comprehensive income and cost of financing during the development stage period, was capitalized to preoperating expenses. Once the Company commenced operations, this costs are applied to the results of operations.

        b)      CASH AND CASH EQUIVALENTS:

                Cash equivalents include highly liquid short-term investments and bank deposits with original due dates of three months or less, which are valued at market cost plus accrued interest.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


        c)      TELEPHONE NETWORK SYSTEMS AND EQUIPMENT:

                Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the INPC. Depreciation is calculated by the straight-line method on restated cost based on the estimated useful lives of the assets. Depreciation is charged to results of operations. During the development stage, depreciation was applied to preoperating expenses.

        d)      FREQUENCY RIGHTS:

                Frequency rights are recorded at acquisition cost and restated by applying factors derived from the INPC. Amortization is calculated by the straight-line method over the term of the concession (see Note 6), from the start of the Company's operations.

        e)      PREOPERATING EXPENSES:

                All expenses incurred during the development stage or in specific projects in progress are capitalized. The amortization of such expenses is determined by the straight-line method over ten years, once the corresponding asset commences operations.

        f)      TRANSACTIONS AND BALANCES IN FOREIGN CURRENCIES:

                Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into or settled. Assets and liabilities denominated in those currencies are stated in Mexican Pesos at the year-end closing rate published in Mexico's Official Gazette. Exchange gains or losses are applied to comprehensive (income from) cost of financing.

        g)      INCOME TAX AND STATUTORY EMPLOYEES' PROFIT SHARING:

                The Company has had no net income since inception and accordingly has not provided for income taxes and statutory employees' profit sharing.

                Starting in the year 2000, the Company recognizes the deferred tax for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. An analysis of the corresponding effects is shown in Note 14.

        h)      MANAGEMENT ESTIMATES

                Generally accepted accounting principles require that, in preparing a company's financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        i)      FINANCIAL INSTRUMENTS

                The Company's financial instruments consist principally of cash, cash equivalents and restricted cash, accounts receivable and payable, and loans and notes payable. The carrying amounts of such financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 1999 and 2000.

        j)      REVENUE RECOGNITION

                The Company recognizes revenues from telephone services provided to customers, from the sale of customer-premise equipment and from services provided to other telephone-service companies (such as interconnection services).

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                Revenues from services provided to customers are recognized on accrual basis.

                Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery of such equipment.

                Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to operations as services rendered.

        k)      STOCK-BASED COMPENSATION

                At December 31, 1999 and 2000, the Company had several stock option transactions, which are described below. Since Mexican GAAP does not have standards to value and record these kinds of transactions, the Company adopted the US GAAP guidelines of APB Opinion 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"; APB Opinion 25, "Accounting for Stock Issued to Employees"; and FASB Statement 123, "Accounting for Stock-Based Compensation."

                The Company recognizes compensation expense for its stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

        l)      NEW ACCOUNTING STANDARDS

                During 2000, the Mexican Institute of Certified Public Accountants issued a revised Bulletin C-1 "Valuation of Cash and temporary investments", applicable to all Mexican companies for the year beginning January 1, 2001. This statement provides guidance for the valuation of foreign currencies and precious metals as currency. As the Company follows the practices mentioned in the Bulletin, the adoption of this standard will not have a material effect on the Company's financial statements and disclosures.

                During 2000, the Mexican Institute of Certified Public Accountants issued the Bulletin C-2 "Financial instruments", which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. The Company has not entered into derivative contracts either to hedge existing risk or for speculative purposes, and do not expect to enter in to them. Accordingly, the Company does not expect the adoption of this new standard to have a material effect in its financial statements.

                In April 1999, the Mexican Institute of Certified Public Accountants issued a revised Bulletin D-4, "Accounting Treatment for Income Tax, Tax on Assets and Statutory Employees' Profit Sharing", applicable to all Mexican companies for the year beginning on January 1, 2000. The Company has adopted this standard and its effects are shown in Note 14.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4. CASH AND CASH EQUIVALENTS

DECEMBER 31,                                                                       1999            2000
-------------------------------------------------------------------------------------------------------------
Republic National Bank of New York: $6,625 in a certificate of deposit, due
   January 12, 2000. Annual interest rate of 5.94%.                           Ps.  69,400   Ps.      -
BancBoston: $5,010 in a certificate of deposit, due January 5, 2000. Annual
   interest rate of 5.7%.                                                          52,206            -
Bank of America: $3,430 in a certificate of deposit, due January 3, 2000.
   Annual interest rate of 3.5%.                                                   35,604            -
Bank of America: $22,710 in two certificates of deposit, due January 3,
   2001 Annual interest rate of 6.58% and 6.32%.                                      -           218,009
HSBC Republic: $72,375 in a certificate of deposit, due January 3, 2001
   Annual interest rate of 6.70%.                                                     -           694,778
Paine Webber Incorporated: $15,192 in money market instruments, bearing
    interest at 6.71% per annum.                                                      -           145,843
Other                                                                              10,220          13,631
-------------------------------------------------------------------------------------------------------------
                                                                              PS. 167,430   PS. 1,072,261
-------------------------------------------------------------------------------------------------------------

NOTE 5. VALUE-ADDED TAX REFUNDABLE

                Value-Added Tax ("VAT") is levied on goods and services acquired, at a standard rate of 15%. VAT does not usually represent an additional cost to business enterprises because the amounts paid will be offset against the VAT liability of the Company on the billing to customers. Because the Company has paid VAT on investments, costs and expenses incurred, the VAT paid has resulted in a tax overpayment subject to refund. This tax is being refunded on a regular basis.

NOTE 6. FREQUENCY RIGHTS

                On October 3, 1997, the Federal Telecommunications Commission ("COFETEL") granted the Company a concession to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links. The concession became effective February 28, 1998, and will run to the year 2018.

                The Company paid the SCT the sum of Ps. 114,624, which will be amortized over the life of the concession from the start of the Company's operations. As of December 31, 1999 and 2000, the Company has recorded amortization expenses of Ps.2,581 and Ps.5,835 respectively.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES

                                                                                   1999            2000
-------------------------------------------------------------------------------------------------------------
TRANSACTIONS:
   Office and site lease                                                      Ps.    2,603    Ps.      188
   Compensation in connection with the operation agreement and other
       expenses with CT Global Telecommunications, Inc.                             72,825          35,710
   Strategic assistance agreement and other expenses to Bachow Associates            2,004           1,698
   Advisory fee and other expenses to Bank of America                                  901           1,066
   Expenses to BancBoston                                                              173              90
-------------------------------------------------------------------------------------------------------------
                                                                              PS.   78,506    PS.   38,752
-------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8. TELEPHONE NETWORK SYSTEMS AND EQUIPMENT

                                                                                                USEFUL LIFE
DECEMBER 31                                                          1999            2000         (YEARS)
-------------------------------------------------------------------------------------------------------------
Office furniture                                                Ps.    3,604    Ps.     5,933           10
Transportation equipment                                               8,342           15,212            4
Software                                                               5,570           16,920         3.33
Engineering equipment                                                  7,681            8,930           10
Computer equipment                                                    17,079           27,885         3.33
Telecommunication equipment and network                              487,494          731,893           10
Electronic equipment                                                 153,244          186,587         3.33
Radio equipment                                                       76,727          116,090           10
Leasehold improvements                                                47,955           52,105        20(1)
Other                                                                  4,010            5,789           10
-------------------------------------------------------------------------------------------------------------
                                                                     811,706        1,167,344
Less - Accumulated depreciation                                      (61,437)        (201,428)
Construction in process:
   Telecommunications                                                109,263          231,220
-------------------------------------------------------------------------------------------------------------
                                                                PS.  859,532    PS. 1,197,136
-------------------------------------------------------------------------------------------------------------

(1) Or life of the lease.

NOTE 9. LONG-TERM DEBT

                The balances as of December 31, 1999 and 2000, were:

                                                                  CURRENT
                                                                 MATURITIES      LONG-TERM        TOTAL
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999:
   Nissho Iwai American Corp. (Lucent) (2)                     Ps.    -       Ps.   556,023   Ps.  556,023
   Nissho Iwai American Corp. (NEC) (3)                               -             143,232        143,232
   Hewlett Packard de Mexico, S.A. de C.V. (4)                        -             168,094        168,094
   Other                                                             4,081            4,989          9,070
-------------------------------------------------------------------------------------------------------------
                                                               PS.   4,081    PS.   872,338   PS.  876,419
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                  CURRENT
DECEMBER 31, 2000:                                               MATURITIES      LONG-TERM        TOTAL
-------------------------------------------------------------------------------------------------------------
   $ 300,000 Senior Notes Due April 1, 2007. These Notes
       accrue interest at the rate of 13.75 % per annum. (1)   Ps.     -      Ps. 2,879,910   Ps. 2,879,910
   Less- Cost of warrants granted to the initial purchasers
       of the senior notes (net of accumulated amortization)           -            (82,227)        (82,227)
-------------------------------------------------------------------------------------------------------------
   Senior Notes, Net                                                   -          2,797,683       2,797,683
   Other                                                             2,917            1,183           4,100
-------------------------------------------------------------------------------------------------------------
                                                               PS.   2,917    PS. 2,798,866   PS. 2,801,783
-------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                Maturities of the long-term debt are as follows:

YEAR ENDED                                              2000
------------------------------------------------------------------
   2001                                           Ps.     2,917
   2002                                                   1,183
   2003                                                    -
   2004                                                    -
   2005                                                    -
   2006                                                    -
   2007 and thereafter                                2,879,910
------------------------------------------------------------------
                                                  PS. 2,884,010
------------------------------------------------------------------

        (1) On March 17, 2000, Maxcom issued a private offering of Senior Notes with a maximum aggregate principal amount of $300 million. The Notes will mature on April 1, 2007. The main characteristics of these Notes are as follows: (a) unsecured senior obligations of the Company; (b) pari passu in right of payment to all existing and future Senior Indebtedness of the Company; (c) senior in right of payment to any future Subordinated Obligations of the Company; (d) subject to registration with SEC (Securities and Exchange Commission), pursuant to a Registration Rights Agreement; and (e) unconditionally guaranteed by Corporativo en Telecomunicaciones, S.A de C.V. These notes accrue interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in year 2000) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000.

                RESTRICTED CASH:

                Additionally, the first four semiannual scheduled interest payments are secured pursuant to a Pledge and Escrow Agreement between the Company and the Trustee, as Escrow Agent, through a deposit of $77.9 million of the net proceeds from the sale of the notes which were used to purchase and pledge to the Trustee a portfolio of US government securities. Said portfolio is in an amount intended to be sufficient to fulfill the payment of the mentioned payments. As of December 31, 2000, this fund amounted to approximately $59 million, which was presented as restricted cash. After the mentioned payments, the remaining balance of the fund, if any, will be released from the pledge.

                On August 22, 2000, the Notes were registered with the SEC, and beginning on that date and ending on September 21, 2000, the Notes were exchanged into Series B Senior Notes, with substantially identical terms to those of the old notes, except that the Series B can be freely traded in the open market.

                The indenture contains certain covenants among others: limitations on indebtedness and derived payments, restrictions on distributions from restricted subsidiaries, limitations on sales of assets and subsidiary stock, limitation on affiliate transactions, limitations of sale or issuance of capital stock of restricted subsidiaries, limitations on liens, limitation on sale/leaseback transactions and restrictions in mergers and consolidations. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal and accrued but unpaid interest on all the notes to be due and payable. As of December 31, 2000, the Company has complied with all the covenants.

        (2) $100 million vendor facility, bearing an annual interest rate of three-month LIBOR plus 4.15% plus withholding tax (11.47% at December 31, 1999). The outstanding balance was paid in March 2000.

        (3) $20 million vendor facility, bearing an annual interest rate of three-month LIBOR plus 4.15% plus withholding tax (11.47% at December 31, 1999). The outstanding balance was paid in March 2000.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


        (4) $18.7 million from Hewlett-Packard, bearing an annual interest rate of three-month LIBOR plus 4.15% (10.28% at December 31, 1999). The outstanding balance was paid in March 2000.

NOTE 10. EMPLOYEES BENEFITS

                As of December 31, 1999 and 2000, the Company had the following labor liabilities:

        a)      INDEMNITIES TO EMPLOYEES

                Employees who are dismissed without justification are entitled to severance compensation determined in accordance with the provisions of Mexico's Federal Labor Law.

        b)      SENIORITY PREMIUMS

                In the event of dismissal without justification, retirement after 15 years of service, or death, employees are entitled to a seniority premium determined in accordance with the provisions of Mexico's Federal Labor Law.

                As of December 31, 1999 and 2000, these items were not significant because the seniority of the vast majority of the Company's employees was less than three years.

NOTE 11. CAPITAL STOCK

                Under Mexico's Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunication services may be held by foreigners.

                The Extraordinary Shareholders' Meeting held on February 21, 2000, resolved to modify the equity structure of the Company by converting 50% of Series N shares into new shares, of Series C shares, at a rate of 1:1. The new Series C shares have full voting and economic rights. They can only be subscribed by the agent acting as trustee of a Neutral Investment Trust incorporated in accordance with the Mexico's Foreign Investment Law. The trust shall in turn issue Certificados de Participacion Ordinarios (CPO's). Statutorily, the Trustee shall vote Series C shares in the same manner as the majority of the Series A shares are voted. The corporate governance of the Company remains unaffected.

                Additionally from the capital restructuring, the Shareholders Meeting held on February 21, 2000, resolved the conversion of 255,000 Series A shares into 127,500 Series C shares and 127,500 Series N shares and the conversion of 245,000 Series B shares into 122,500 Series C shares and 122,500 Series N shares.

                The capital stock is represented by registered shares with no par value, which are divided in Series A, B and C common shares and Series N limited-voting shares. Series A shares may only be subscribed to, acquired or owned by Mexicans, Series B shares may be freely subscribed to and Series C shares can only be subscribed to, acquired or owned by the agent acting as trustee of a Neutral Investment Trust. Series N shares, which may also be freely subscribed to, are limited-voting shares. Series C and N shares are deposited in the Neutral Investment Trust, which in turn issue CPO's. Series C and N shares may not be computed for purposes of determining the foreign-investment percentage under the terms of the Foreign Investment Law. In compliance with a ruling of the Mexican Foreign Investment Authorities, in accordance with the Foreign Investment Law and the Company Bylaws, Series B shares may not represent more than 49% of the voting right shares, Series C shares may not represent more than 44.5% of the Company's total outstanding capital stock and Series N shares may not represent more than 44.5% of the Company's total outstanding capital stock.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                The Extraordinary Shareholders' Meetings held on June 5 and September 29, 2000, resolved the following:

                (1) To increase the Capital stock in an amount of $35 million issuing 3,355,446 shares, of which 1,677,723 are Series C shares, and 1,677,723 are Series N Shares, the shareholders paid $10.44 for each share or its equivalent in Mexican Pesos at the exchange rate published on the official gazette on the day of the payment.

                (2) To cancel 4,660,000 Series N shares which were held in the treasury of the Company to fulfill commitments of the Company, in accordance with several stock options and warrants agreements (See Note 12).

                (3) To issue 1,679,866 nominative Series C shares and 1,679,866 Series N shares to be held in the treasury of the Company to fulfill the commitments derived from the stock options and warrants agreements, mentioned in Note 12.

                The Bylaws and a Shareholders' Agreement require a supermajority of votes to approve certain transactions; they also stipulate that the transfers of shares may be subject to certain restrictions and rights of first refusal.

                As of December 31, 1999 and 2000, the Company's outstanding shares were:

DECEMBER 31,                                                  1999          2000
------------------------------------------------------------------------------------
Capital stock:
   Series A                                                 1,531,428     1,276,428
   Series B                                                 1,471,373     1,226,373
   Series C                                                       -       5,622,822
   Series N                                                 7,320,190     5,622,822
------------------------------------------------------------------------------------
TOTAL OUTSTANDING SHARES                                   10,322,991    13,748,445
Treasury Shares:
   Series C                                                 -             1,679,866
   Series N                                                 4,660,000     1,679,866
------------------------------------------------------------------------------------
TOTAL ISSUED SHARES                                        14,982,991    17,108,177
------------------------------------------------------------------------------------

                Of the total outstanding shares, 765,714 Series A shares and 763,113 Series B shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom's capital stock, while the remaining A, B, C and N Series shares represent the variable portion of the capital stock.

                Under the May 1998 Shareholders' Agreement as amended and restated on August 18, 2000, if the Company registers any equity securities for a primary or secondary public offering prior to May 21, 2002, it must permit parties to the Shareholders Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series N shareholders will have the right to retain an investment banker to: sell substantially all of the assets of the Company; merge or consolidate into another company; or require parties to the Shareholders Agreement to sell their shares, and distribute the proceeds to the shareholders.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                As of December 31, 1999 and 2000, the Company's capital stock was:

DECEMBER 31                                                                          1999           2000
---------------------------------------------------------------------------------------------------------------
Capital stock                                                                   Ps.   595,841   Ps.   925,958
Restatement for effects of inflation                                                  239,277         251,395
---------------------------------------------------------------------------------------------------------------
Total capital stock                                                                   835,118       1,177,353
---------------------------------------------------------------------------------------------------------------
Expenses connected with private placement                                             (18,280)        (18,280)
Restatement for effects of inflation                                                   (6,520)         (6,520)
---------------------------------------------------------------------------------------------------------------
                                                                                      (24,800)        (24,800)
---------------------------------------------------------------------------------------------------------------
                                                                                PS.   810,318   PS. 1,152,553
---------------------------------------------------------------------------------------------------------------

                During May 1998, Maxcom had a private placement and issued 6,085,977 Series N shares, which resulted in a capital stock increase of Ps.572,221 (Ps.421,914 nominal Pesos). The expenses incurred (Ps.24,800) in connection with the placement were directly applied to shareholders' equity.

NOTE 12. STOCK OPTIONS

                At December 31, 1999 and 2000, the Company had several stock option transactions, which are described below. Since Mexican GAAP does not have standards to value and record these kinds of transactions, the Company adopted the US GAAP guidelines of APB Opinion 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"; APB Opinion 25, "Accounting for Stock Issued to Employees"; and FASB Statement 123, "Accounting for Stock-Based Compensation".

                FASB 123 requires the Company to calculate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 1998: no dividend yield for all years; expected volatility of 46.10%; risk-free interest rate of 5.15%; and expected lives of 4 to 7 years.

        a)      EXECUTIVE STOCK OPTION PLAN:

                At a Board of Directors' Meeting held in May 1998, an executive stock option plan was approved. This plan provides that the Company grant options, on every April 1, commencing in 1999 and until December 2000, to several of its officers. Under this plan, a technical committee will determine the executive officers to whom options to purchase Series N shares will be granted, as well as the terms of those options.

                The Company has created two option plans for its executive officers, as follows:

                The first award (option "A") consists of a total of 425,000 options to be awarded as follows: 170,000 on April 1, 1999, at an exercise price of $8.70; 145,000, on April 1, 2000, at an exercise price of $10.40 and 110,000 on April 1, 2001, at an exercise price of $12.55. The options vest equally over a five-year period beginning on the date of the grant.

                These options were awarded to executive officers who continued to provide professional services to the Company on April 1, 1999 and 2000. The only requirement to receive the option is that the executive officers must be rendering services to the Company at the time of the grant, in his capacity of officer.

                The second award (option "B") is granted based on a set formula as defined in the options plan agreement. Options will be granted to executive officers at an exercise price of $10.45 at April 1, 2000, and at an exercise price of $12.55 at April 1, 2001.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                Based on APB Opinion No. 25, compensation expense is determined based on the market or fair-value price of the stock at the measurement date, less the amount, if any, that the executive officers are required to pay for the stock.

                Since the option price equals the market value on the date of the grant, there is no intrinsic value for the options and thus there is no expense associated with these options to record in the financial statements.

                Should a company elect to account for options to employees under APB 25, FASB 123 requires it to provide pro forma information regarding net income and earnings per share as if compensation cost for the company's executive stock option plan had been determined in accordance with the fair-value based method prescribed in that statement.

                As of December 31, 1999 and 2000, under the accounting provisions of FASB 123, the Company's net loss and net loss per share would have been as follows:

                                                                                AS REPORTED      PRO-FORMA
-------------------------------------------------------------------------------------------------------------
       DECEMBER 31,  1999
          Net loss                                                             Ps. (236,638)   Ps. (237,920)
          Net loss per share -- basic and diluted                                    (23.05)         (23.18)
       DECEMBER 31,  2000
          Net loss                                                                 (597,010)       (599,237)
          Net loss per share -- basic and diluted                                    (52.08)         (50.87)

        b)      NISSHO IWAI AMERICAN CORP. STOCK OPTIONS:

                In March 24, 1998, the Company granted options to Nissho Iwai for 337,471 Series N shares at fixed exercise prices per share of $10.87, expiring through March 2005. No options have been exercised as of December 31, 2000. These options were issued in connection with a financing agreement and their cost was valued at approximately $2.2 million, which was amortized during the life of the financing.

        c)      CT GLOBAL TELECOMMUNICATIONS, INC. (CTGT) STOCK OPTIONS:

                On May 21, 1998, the Company granted options to CT Global Telecommunications for up to 250,000 Series N shares at an exercise price of $8.70. These options will expire two years after CTGT disposes of its equity participation in Maxcom. CTGT's rights to these options is subject to certain performance objectives. On these basis, as of December 31, 2000, CTGT had acquired the right to exercise up to 150,000 series N shares. The cost of these options was valued at approximately $567, which was expensed as granted. No options have been exercised as of December 31, 2000. The shares subject to these options agreement are limited to a maximum gain of $40.00 per share.

        d)      BACHOW AND ASSOCIATES STOCK OPTIONS:

                On May 21, 1998, the Company granted options to Bachow and Associates for up to 100,000 Series N shares at an exercise price of $8.70 expiring two years after Bachow Investment Partners III L.P. disposes of its current equity participation in Maxcom. Bachow and Associates' right to exercise the options are subject to performance objectives. As of December 31, 2000, Bachow and Associates had accomplished all objectives, which gave it the right to exercise the total of the options. The cost of these options was valued at approximately $397, which was expensed as granted. No options have been exercised as of December 31, 2000. The shares subject to these options agreement are limited to a maximum gain of $40.00 per share. During 1999 and 2000, Bachow and Associates advanced $43 towards the exercise of its options and such amount is reflected in additional paid-in capital.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


        e)      AMSTERDAM PACIFIC LLC STOCK OPTIONS:

                On May 21, 1998, the Company granted options to Amsterdam Pacific, in connection with an equity financing transaction, for up to 24,425 Series N shares at an exercise price of $8.70 expiring May 21, 2003. As of December 31, 2000, Amsterdam Pacific had the right to exercise its options.

        f)      WARRANTS IN CONNECTION WITH THE OFFERING OF THE NOTES

                The Company granted the bondholders and initial purchasers of the Senior Notes up to 876,492 warrants to purchase Series N shares at an exercise price of $0.01 (or $0.02 CPO's). The cost of these warrants was valued at approximately $8.6 millions, and was recorded as a discount of the senior notes and as an additional paid-in capital. This cost will be amortized as additional interest expense over the life of the senior notes.

NOTE 13. POSITION IN FOREIGN CURRENCY

                The Company currently does not hedge any of its foreign-denominated assets or liabilities.

                As of December 31, 1999 and 2000, the Company's foreign-currency position was:

DECEMBER 31,                                                                       1999            2000
-------------------------------------------------------------------------------------------------------------
U.S. DOLLARS:
   Assets                                                                     $     18,953    $    170,799
   Liabilities                                                                      88,552         320,945
-------------------------------------------------------------------------------------------------------------
NET LIABILITY IN U.S. DOLLARS                                                 $   (69,599)    $  (150,146)
-------------------------------------------------------------------------------------------------------------
Exchange rate at end of the year (Ps. per U.S.$1.00)                          Ps.     9.52    Ps.     9.60
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

NOTE 14. INCOME TAX AND TAX-LOSS CARRY-FORWARDS

                The Company has had tax losses since inception and accordingly has not provided for income taxes. The following is a summary of the reconciliation between book and tax results:

PERIOD ENDED DECEMBER 31,                                                          1999           2000
-------------------------------------------------------------------------------------------------------------
Net loss for the period                                                       Ps.   236,638   Ps.   597,010
Preoperating expenses and expenses incurred in connection with a placement,
   which were considered as tax deductions when incurred                             90,661          26,503
Difference between inflationary effects for accounting and tax purposes              41,289        (143,969)
Nondeductible items                                                                  (3,017)         (1,834)
-------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                       PS.   365,571   PS.   477,710
-------------------------------------------------------------------------------------------------------------

                In accordance with Mexico's Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profits of subsequent years. As of December 31, 2000, the Company's restated cumulative tax losses were:

                        FISCAL                       EXPIRATION
                         YEAR           AMOUNT          YEAR
------------------------------------------------------------------
                         1996        Ps.     6,306      2006
                         1997               22,500      2007
                         1998              144,649      2008
                         1999              365,571      2009
                         2000              477,710      2010
------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                                           PS.  1,016,736
--------------------------------------------------------------------------------

                In accordance with Bulletin D-4 issued by the Mexican Institute of Public Accountants, starting 2000, the Company recognizes the deferred income tax using the assets and liabilities method. This method requires to recognize the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. At year end this caption is analyzed as follows:

DECEMBER 31,                                                                     2000
------------------------------------------------------------------------------------------
Accounts receivable                                                          Ps.   2,907
Equipment for resale                                                              (3,154)
Frequency rights                                                                  (4,148)
Telephone network systems and equipment, net                                     (76,293)
Preoperating expenses                                                            (77,560)
Other assets                                                                      (3,501)
------------------------------------------------------------------------------------------
       Total assets and liabilities                                             (161,749)
Tax-loss carry-forward                                                           355,858
------------------------------------------------------------------------------------------
Deferred-tax asset                                                               194,109
Deferred-tax asset-valuation allowance                                          (194,109)
------------------------------------------------------------------------------------------
       NET DEFERRED TAX                                                      PS.   -
------------------------------------------------------------------------------------------

NOTE 15.        COMMITMENTS

                At December 31, 2000, the Company had the following commitments:

                1. The Company was committed under purchase orders and other commitments in the amount of Ps.22,849.

                2. The Company maintains operating leases on buildings, sites and transportation equipment, having recorded leasing costs of Ps.26,278 in 1999 and Ps.27,553 in 2000. The schedule of future minimum lease payments is as follows:

DECEMBER 31, 2000                                                     1999          2000
--------------------------------------------------------------------------------------------
2001                                                               Ps.  21,037  Ps.  23,214
2002                                                                    23,393       22,566
2003                                                                    19,716       19,543
2004                                                                   107,579       16,882
2005 and thereafter                                                      -          128,510
--------------------------------------------------------------------------------------------
                                                                   PS. 171,725  PS. 210,715
--------------------------------------------------------------------------------------------

NOTE 16.        SUBSEQUENT EVENT

                As of the date of issue of these financial statements, the Company is negotiating with several carriers the interconnection tariffs. The new agreement will have retroactive effects to January 1, 2001.

NOTE 17.        SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND US GAAP

                The consolidated financial statements of the Company have been prepared in accordance with Mexican GAAP.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                Except for the inflation accounting, Mexican GAAP are, in general terms, similar to US generally accepted accounting principles ("US GAAP"). However, there are certain areas in which Mexican accounting standards and practices differ from the requirements of US GAAP. The major differences between Mexican and US GAAP are as follows:

        a)      RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION

                The provisions of Bulletin B-10, as amended, on the recognition of the effects of inflation in the financial statements, have no counterparts under US GAAP. However, as Mexican GAAP include the effects of inflation in the primary financial statements, the US Securities and Exchange Commission ("SEC") does not require the reversal of the restatement of the financial statements to recognize the effects of inflation.

        b)      PREOPERATING EXPENSES

                Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are deferred and considered as a component of the company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating expenses are expensed and reported as accumulated deficit during the development stage in shareholders' equity.

        c)      DEFERRED INCOME TAXES

                Under Mexican accounting practices, deferred income taxes and employees' profit sharing were provided for on the liability method, but only for non-recurring and identifiable book and tax differences that are expected to reverse over a definite period of time. Under US GAAP, deferred taxes are recognized for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets and liabilities.

                As mentioned in Note 14, during 2000 the company adopted guidelines of the revised Bulletin D-4 requiring the recognition of deferred tax of all temporary differences, therefore such statement is not a difference to US GAAP.

                Deferred income taxes determined in accordance with SFAS 109 would be as follows:

DECEMBER 31,                                                        1998         1999
------------------------------------------------------------------------------------------
Non-current deferred tax liability on:
   Difference in valuation of assets for accounting and tax
      purposes                                                  Ps. (44,862) Ps. (117,696)
   Stock options cost                                                (7,471)          -
   Expenses incurred in connection with a private placement
      and deducted for tax purposes                                  (7,743)          -
------------------------------------------------------------------------------------------
                                                                    (60,076)     (117,696)
Non-current deferred tax asset on tax-loss carry-forwards            54,176       188,659
------------------------------------------------------------------------------------------
Deferred tax (liability) asset, net                                  (5,900)       70,963
Deferred tax asset-valuation allowance                                 -          (70,963)
------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                      PS.   5,900  PS.   -
------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        d)      REALIZATION OF TAX-LOSS CARRY-FORWARDS

                In accordance with Mexican GAAP, the tax benefit of a tax-loss carry-forward should only be recorded when realized and should be reported as an extraordinary item in the statement of operations. Generally, under US GAAP, the tax benefit of an operating-loss carry-forward must be reported in the same manner as the source of the income or the loss in the current year. Because the realization of the Company's tax losses is considered to be uncertain, a valuation allowance has been established for the net amount of the potential deferred tax asset.

        e)      STATEMENT OF CHANGES IN FINANCIAL POSITION

                In accordance with Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican Pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican Pesos.

                The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican Pesos (including monetary losses, which are considered as cash losses in the financial statements presented in constant Mexican Pesos). SFAS No. 95, "Statement of Cash Flow", however, does not provide guidance with respect to inflation-adjusted financial statements. In addition, US GAAP require that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures. If the inflation accounting effects were eliminated, cash flows provided by or used in investing and financing activities would be as follows:

PERIOD ENDED DECEMBER 31,                                                        1998               1999              2000
----------------------------------------------------------------------------------------------------------------------------------
Operations:
Resources used in operations under Mexican GAAP                            Ps.       -         Ps.   (139,686)     Ps.  (774,400)
    Adjustments to the net loss for the period under US GAAP                         -                (57,806)             44,252
    Net loss for the period under US GAAP                                           (97,519)          -                  -
    Net change in monetary assets and liabilities                                   (24,577)          -                  -
    Deferred taxes                                                                     5,900           (5,900)           -
    Depreciation and amortization                                                      6,510             3,546           -
    Inflationary effects                                                              56,005           108,395             32,960
----------------------------------------------------------------------------------------------------------------------------------
Resources used in operation under US GAAP                                           (53,681)          (91,451)          (697,188)
----------------------------------------------------------------------------------------------------------------------------------
Financing:
Resources provided by financing activities under Mexican GAAP                        805,894           660,122          2,358,527
    Less:
    Debt applied to fixed assets acquisition                                       (195,930)          (594,265)          -
    Inflationary effects                                                           (184,971)          (138,573)         (108,818)
----------------------------------------------------------------------------------------------------------------------------------
Resources provided by financing activities as per US GAAP                            424,993          (72,716)          2,249,709
----------------------------------------------------------------------------------------------------------------------------------
Investing:
Resources used in investing activities as per Mexican GAAP                         (437,412)         (774,870)          (679,296)
    (Less) Plus:
        Net resources used in preoperating activities for Mexican GAAP and net change in monetary assets and liabilities, which are
            considered as operating activities for US GAAP                           128,318            77,126           -
        Capitalization of interest for US GAAP purposes                             (18,638)          (18,163)           (15,407)
        Fixed assets acquisition financed with debt                                  196,030           594,265           -
        Inflationary effects                                                          68,325            94,760             60,781
----------------------------------------------------------------------------------------------------------------------------------
Resources used in investing activities as per US GAAP                               (63,377)          (26,882)          (633,922)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash as per US GAAP                                           307,935         (191,049)            918,599
Cash at beginning of period under US GAAP                                             36,776           344,711            153,662
----------------------------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD UNDER US GAAP (1)                                    PS.       344,711   PS.     153,662     PS.  1,072,261
----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
    Cash paid for interest                                                 Ps.        16,063   Ps.      39,438     Ps.    250,983
    Non-cash transactions:
        Fixed assets acquisitions                                                    187,044           561,059           -
        Stock options cost                                                            27,044             1,904           -
        Warrants cost                                                               -                  -                   97,763
----------------------------------------------------------------------------------------------------------------------------------

(1) Cash at the end of the period under US GAAP is based on historical Pesos and is not adjusted for inflation.

                f)      LOSSES PER SHARE

                        In accordance with Mexican GAAP, basic earnings per ordinary share are calculated based on the weighted-average number of ordinary shares outstanding during the period. The same procedure is applied to preferred or limited-voting shares. For diluted earnings per share, net income or loss attributable to ordinary shares and weighted-average number of ordinary shares should be adjusted by the dilutive effects of the convertible shares, options, warrants and other potentially dilutive securities, within certain limits. Dilution of ordinary shares by the potentially dilutive shares included in options and warrants is determined by modifying only the number of shares in the calculation of the earnings or losses per share.

                        Under US GAAP, basic net loss per share includes no dilution and is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding for the period. Dilutive net loss per share reflects the potential dilution of securities that could share in the losses of an entity, similar to existing diluted losses per share. The basic and diluted number of shares under US GAAP would not be materially different from what will be presented for Mexican GAAP purposes.

                g)      PERSONNEL COMPENSATION AND SENIORITY PREMIUMS

                        The Company had no significant contingent labor liabilities, as of December 31, 1999 and 2000, because seniority of the vast majority of the Company's employees was less than three years.

                h)      FREQUENCY RIGHTS

                        Frequency rights are being amortized by the straight-line method over the term of the concession, since the Company commenced operations. Under US GAAP, this item should be amortized during the term of the concession.

                i)      CAPITALIZATION OF INTEREST

                        In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive (income from) cost of financing incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the assets.

                j)      STOCK OPTION PLAN

                        This item is not specifically addressed by Mexican GAAP. Under US GAAP, an entity is encouraged to use a fair-value method of accounting to measure compensation cost for its stock options and similar equity instruments awarded to employees. If the fair-value method is not used,

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        the intrinsic-value method of accounting is required. Under the fair-value method, compensation cost is generally measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Options issued to non-employees are valued using the fair-value concept.

                        As is mentioned in Note 12, since the Company adopted US GAAP for these transactions, there are no differences between Mexican and US GAAP.

                k)      RECONCILIATION BETWEEN MEXICAN AND US GAAP

                        The following is a summary of the estimated adjustments to net loss and shareholders' equity as of and for the periods ended December 31, 1998, 1999 and 2000, that would have been required if the Company had applied US GAAP instead of Mexican GAAP:

PERIODS ENDED DECEMBER 31,                                                       1998               1999              2000
----------------------------------------------------------------------------------------------------------------------------------
Net loss as per Mexican GAAP                                               Ps.   -              Ps.   (236,638)     Ps.  (597,010)
----------------------------------------------------------------------------------------------------------------------------------
Adjustments:
    Preoperating expenses applied to operations for US GAAP purposes                (105,053)          (97,599)      -
    Capitalization of interest                                                        18,638            18,163             15,407
    Amortization of preoperating expenses                                           -                   17,505             28,845
    Amortization of frequency rights for US GAAP purposes, considering 20
        years life of the concession (2)                                             (5,317)            (1,773)          -
    Deferred income tax                                                              (5,900)             5,900           -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (97,632)           (57,804)            44,252
----------------------------------------------------------------------------------------------------------------------------------
NET LOSS AS PER US GAAP                                                    PS.      (97,632)    PS.   (294,442)     PS.  (552,758)
==================================================================================================================================
Weighted-average common shares outstanding                                        8,134,883         10,264,827         11,463,667
==================================================================================================================================
Net loss per share                                                         Ps.       (12.00)    Ps.     (28.68)     Ps.    (48.22)
===================================================================================================== ============================

BALANCES AS OF DECEMBER 31,                                                         1998               1999              2000
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as per Mexican GAAP                                   Ps.      829,616     Ps.    605,582      Ps.   441,735
Adjustment from Mexican GAAP to US GAAP (1)                                        (161,504)          (219,308)          (175,056)
----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AS PER US GAAP                                        PS.      668,112     PS.    386,274      PS.   266,679
==================================================================================================================================

(1) Includes 1996 net loss amounting to Ps.5,628, and the adjustment for 1997 amounting $58,357.

(2) For Mexican GAAP purposes, the amortization is calculated from the date the company entered into operation (May 1999).

                l)      RECENT US ACCOUNTING STANDARDS

                        In June 1999, the Financial Accounting Standard Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS 137, requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or
                        (ii) the earnings effects of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        Historically the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of SFAS 133 on January 1, 2001 will not have a material impact on the Company's earnings or financial position.

                        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements and requires adoption no later than the fourth fiscal quarter of fiscal years after December 15, 1999. The company implemented SAB 101 effective January 1, 2000 and its adoption did not have a material impact on the Company's earnings of financial position.

                        In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. " SFAS140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 140 replaces SFAS No. 125 and is effective for transfers and servicing of financial assets and recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS 140 effective January 1, 2001, will not materially impact the Company's earnings or financial position.

                        In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 was effective July 1, 2000, with certain provisions that were effective retroactively to December 15, 1998 and January 15, 2000. The adoption of Interpretation 44 did not have an impact on the company's consolidated financial statements.

NOTE 18.        REVENUE BY GEOGRAPHICAL LOCATION

                The Company's revenue information by geographical location is as follows:

                                                  MEXICAN PESOS                                        U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                     CENTER-                                             CENTER-
SERVICES                         METROPOLITAN         SOUTH            TOTAL         METROPOLITAN         SOUTH             TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED DECEMBER 31, 1999
Local                             Ps.   28,695     Ps.    2,270   Ps.    30,965      $      2,983   $            236   $     3,219
Long distance                           53,199              634          53,833             5,530                 66         5,596
Rent of dedicated links                    486          -                   486                51              -                51
Sale of  customer premise
    equipment                            1,412              516           1,928               147                 54           201
Lease of capacity                          645          -                   645                67              -                67
Other                                    8,049              193           8,242               837                 20           857
-----------------------------------------------------------------------------------------------------------------------------------
                                  Ps.   92,486     Ps.    3,613   Ps.    96,099      $      9,615   $            376   $     9,991
YEAR ENDED DECEMBER 31, 2000
Local                             Ps.  149,210     Ps.   29,060   Ps.   178,270      $     15,510   $          3,021   $    18,531
Long distance                           75,334            4,759          80,093             7,831                495         8,326
Rent of dedicated links                  2,460          -                 2,460               256              -               256
Sale of customer premise
    equipment                              689              689           1,378                72                 72           144
Lease of capacity                          473          -                   473                49              -                49
Other                                    1,830            1,560           3,390               190                161           351
-----------------------------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


-----------------------------------------------------------------------------------------------------------------------------------
                                  Ps.   229,996    Ps.   36,068   Ps.   266,064      $     23,908   $          3,749   $    27,657
-----------------------------------------------------------------------------------------------------------------------------------

                                   ON SCHEDULE


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

The audits referred to in our report to MAXCOM Telecomunicaciones, S.A. de C.V. dated February 12, 2001, which is contained in the document constituting part of this Annual Report included the audit of the schedule listed under Item 21 for each of the years ended December 31, 1998, 1999 and 2000. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.







MEXICO CITY
FEBRUARY 12, 2001                                             BDO INTERNATIONAL

                    MAXCOM TELECOMUNICACIONES, S.A. De C.V.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                     YEARS ENDED 1997, 1998, 1999 AND 2000

             (Amounts expressed in Millions of Mexican Pesos (Ps.)
                 with Purchasing Power as of December 31, 2000)





                                              Balance at          Charged to          Charged to                    Balance at
                                              beginning           costs and             other                         end of
                                              of period            expenses            accounts        Deductions     period
                                            --------------       -------------       -------------    ------------  ------------
Allowance for doubtful accounts
                                   1997          --                   --                  --               --           --
                                   1998          --                   --                  --               --           --
                                   1999          --              Ps. 3,095.0              --               --        Ps. 3,095.0
                                   2000      Ps. 3,095.0         Ps. 5,210.0              --               --        Ps. 8,305.0


Allowance for obsolete and
slow-moving inventories
                                   1997          --                   --                  --               --           --
                                   1998          --                   --                  --               --           --
                                   1999          --                   --                  --               --           --
                                   2000          --                   --                  --               --           --


                      GLOSSARY OF TELECOMMUNICATIONS TERMS


ATM...........................    Asynchronous Transfer Mode. An information
                                  transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video
                                  (multimedia).

band..........................    A range of frequencies between two defined
                                  limits.

bandwidth.....................    the relative range of analog frequencies or
                                  digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

capacity......................    Refers to ability to transmit voice or data
                                  over telecommunications equipment.

carrier.......................    A provider of telecommunications transmission
                                  services by fiber, wire or radio.

centrex service...............    A business telephone service developed
                                  originally by Lucent Technologies which
                                  offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

COFETEL.......................    Comision Federal de Telecomunicaciones, the
                                  Mexican Federal Telecommunications
                                  Commission.

digital.......................    Describes a method of storing, processing
                                  and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1.
                                  Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

E1............................    A digital telephony format that carries data
                                  at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544
                                  Mbps.

fiber optic technology..........  Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying over 258,000 simultaneous telephone calls. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

fixed wireless local loop.......  A wireless local telephony service using the
                                  3.4-3.7 GHz frequency band.

Gulf region.....................  115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun, Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutierrez, among others.

Hertz...........................  The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated
                                  Hz) equals one cycle per second. KHz
                                  (kilohertz) stands for thousands of hertz;
                                  MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

LAN.............................  Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

microwave technology............  Although limited in capacity compared with fiber optic systems, digital microwave
                                  systems offer an effective and reliable
                                  means of transmitting lower volume and
                                  narrower bandwidths of voice, data and video signals over intermediate and longer distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps............................  MegaBits per second.  A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting..............  A value-added service that allows for multiple calls to be received with a single telephone number.

PCS.............................  Personal Communications Services. PCS has
                                  come to represent two things: first, a
                                  digital wireless communications service
                                  operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or "bundled," to the needs of the individual customers.

point-to-multipoint microwave
transmission....................  A transmission using microwave technology by which a single signal goes from one
                                  origination point to many destination points.

point-to-point microwave
transmission....................  A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

SCT.............................  Secretaria de Comunicaciones y Transportes,
                                  the Mexican Communications and Transportation Ministry.

switch..........................  A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

teledensity.....................  Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

WAN.............................  Wide area network, a large-scale, high speed communications network used primarily for interconnecting local area and metro area networks located in different cities, states or countries.

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly created this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                MAXCOM TELECOMUNICACIONES, S.A. DE C.V.




                                   By:  /s/ ELOISA MARTINEZ
                                       -----------------------------------
                                        Eloisa Martinez
                                        Chief Financial Officer


DATE:  June 29, 2001

ITEM 19.        EXHIBITS


                                                                                                                        PAGE
                                                                                                                        ----
1.           By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V...........................................    E-3
2(a).        Not applicable.
2(b).        Indenture dated as of March 17, 2000 among Maxcom Telecomunicaciones, S.A. de C.V.,
             Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee....................     *
2(c).        Not applicable.
3.           CPOs Trust Agreement effective August 18, 2000 among Maxcom Telecomunicaciones,
             S.A. de C.V., its shareholders and Banamex, S.A., Institucion de Banca Multiple, Grupo
             Financiero Banamex Accival, acting as trustee...........................................................    E-22
4(a).        Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de
             C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de
             C.V.....................................................................................................     *
4(b).        Interconnection Agreement for long distance services, dated January 22, 1999, between
             Amaritel and Telefonos de Mexico (Telmex) valid for a period of two years between
             February 1, 1999 and January 1, 2001.  The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has
             been entered into, in accordance with article 42 of the Mexican Telecommunications law..................     *
4(c).        Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel,
             S.A. de C.V. and Telefonos de Mexico, S.A. de C.V.......................................................     *
4(d).        Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Telefonos de Mexico, S.A. de C.V., originally entered
             into on November 24, 1998...............................................................................     *
4(e).        Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom
             Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment
             dated December 21, 2000)................................................................................    E-40
4(f).        Telecommunications Service Agreement dated November 15, 1999, between Maxcom and
             Telefonos de Mexico, S.A. de C.V.......................................................................      *
4(g).        Telecommunications Service Agreement dated March 9, 1999, between Maxcom and
             Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls
             services to Maxcom......................................................................................     *
4(h).        Concession for the installation and operation of telecommunications services granted to
             Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on
             December 20, 1996.......................................................................................     *
4(i).        Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on
             December 20, 1996, dated September 8, 1999, extending the coverage of such concession
             to include various additional municipalities of the State of Mexico.....................................     *
4(j).        Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on
             December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various
             municipalities..........................................................................................     *
4(k).        Concession for a public telecommunications network in Regions 3, 5 and 8 granted to
             Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998...........     *
4(l).        Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of
             Telecommunications and Transport on April 23, 1998......................................................     *
4(m)         Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of
             Telecommunications and Transport on April 23, 1998......................................................     *

4(n).        Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of
             Telecommunications and Transport on April 29, 1998......................................................     *
4(o).        Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport
             on June 4, 1998.........................................................................................     *
4(p).        Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport
             on June 4, 1998.........................................................................................     *
4(q).        Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of
             Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding
             the start date for the initiation of services...........................................................     *
4(r).        Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and
             Transport on December 20, 1996, dated September 24, 1999 eliminating financial
             restrictions............................................................................................     *
4(s).        Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones,
             S.A. de C.V. and The Bank of New York, acting as warrant agent..........................................    E-70
4(t).        Amended and Restated Securityholders' Agreement dated August 18, 2000 among
             Maxcom Telecomunicaciones, S.A. de C.V., its shareholders and the common
             representative..........................................................................................    E-122
5.           Not applicable.
6.           Computation of earnings per share.......................................................................    E-154
7.           Computation of ratio of earnings to fixed charges.......................................................    E-155
8.           None.
9.           Not applicable.
10.          None.

------------
* Previously filed with Registration Statement on Form F-4 No. 333-11910 submitted on May 5, 2000.