Form 20-F/A
period 2000-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2001-09-28
CIK 1113306

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO.1

                                  TO FORM 20-F
                            ------------------------

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
 [ ]                          EXCHANGE ACT OF 1934

                                       OR

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
 [X]                   THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
 [ ]                   THE SECURITIES EXCHANGE ACT OF 1934

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

                             -----------------------

                   SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(b) OF THE ACT.

                    TITLE OF EACH CLASS                             NAME OF EACH EXCHANGE ON WHICH REGISTERED
                    -------------------                             -----------------------------------------
               13 3/4% Series B Senior Notes
                         Due 2007                                                     None

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
                                    YES X    NO
                                        -        -
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:
                                ITEM 17      ITEM 18 X
                                        -            -
================================================================================

        This Amendment No. 1 to Form 20-F is being filed to present in Annex A hereto new financial statements (the "New Financials") of Maxcom
Telecomunicaciones S.A. de C.V. ("Maxcom"), as of December 31, 1999 and 2000, and for the years ended December 31, 1998, 1999 and 2000.

        The New Financials reflect the following changes from the financial statements (the "Old Financials") included in Maxcom's Annual Report on Form 20-F for the year 2000, filed with the Securities and Exchange Commission on June 29, 2001:

                - The New Financials have been audited in accordance with United States generally accepted auditing standards, while the Old Financials were audited in accordance with Mexican generally accepted auditing standards.

                - The New Financials include a new Note 18 j) that presents condensed consolidating financial information in tabular form in support of a request for an exemption from the periodic reporting requirements of Sections 13 and 15(d) of the Securities and Exchange Act (the "Exchange Act") pursuant to Section 12(h)-5 of the Exchange Act for two of Maxcom's subsidiaries, filed on August 17, 2001.

                - Note 18 to the New Financials presents a reconciliation from Mexican GAAP to U.S. GAAP of net loss and stockholders' equity that is adjusted from the reconciliation presented in Note 17 k) to the Old Financials. As a result of this adjustment, net loss under U.S. GAAP increases by 23.1% and 0.8% in 1998 and 2000, respectively, and decreases by 1.1% in 1999. Stockholders' equity under U.S. GAAP decreases by 4.4%, 6.8% and 11.6% in 1998, 1999 and 2000, respectively.

                - The Notes to the New Financials have also been revised as compared to the Notes to the Old Financials to clarify or provide additional disclosure and to make conforming changes resulting from the adjustments mentioned above.

        This Amendment No. 1 to Form 20-F is also being filed to present in Annex B hereto a revised Exhibit 7 "Computation of Ratio of Earnings to Fixed Charges" that reflects corrections to the computation presented in the Annual Report on Form 20-F for the year 2000, filed with the Securities and Exchange Commission on June 29, 2001.

        This Amendment No. 1 to Form 20-F is also being filed to present in Annex C hereto a revised "ITEM 3. KEY INFORMATION. A. Selected Financial Information, " that reflects the changes to the Notes to the New Financials and
Exhibit 7, and corrects certain typographical errors.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing this Amendment No. 1 to Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                         By: /s/ ELOISA MARTINEZ
                                             -----------------------------------
                                             Eloisa Martinez
                                             Chief Financial Officer

DATE: September 28, 2001

                                                                         ANNEX A

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

We conducted our audits in accordance with Generally Accepted Auditing Standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Consolidated Financial Statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the Consolidated Financial Position of Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiary, as of December 31, 1999 and 2000, the Consolidated Result of its Operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31 2000, the Consolidated Changes in Shareholders' Equity and the Changes in its Financial Position for the years ended December 31, 1998, 1999 and 2000, in conformity with Mexican Generally Accepted Accounting Principles ("Mexican GAAP").

Mexican GAAP vary in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The application of U.S. GAAP after the restatements referred to in Note 18, would have affected the determination of consolidated net loss expressed at the purchasing power of pesos as of December 31, 2000 for the years ended December 31, 1998, 1999 and 2000 and the determination of the consolidated shareholders' equity and consolidated financial position, also expressed at the purchasing power of pesos as of December 31, 2000, as of and for the years ended December 31, 1998, 1999 and 2000, to the extent summarized in Note 18 to the consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of the readers of this language.


BDO INTERNATIONAL






MEXICO CITY,
FEBRUARY 12, 2001

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


DECEMBER 31,                                                         1999            2000           2000
-------------------------------------------------------------------------------------------------------------
                                                                                                  (Note 2)
                            ASSETS
CURRENT ASSETS:
   Cash and cash equivalents (Note 4)                           Ps.    167,430  Ps.  1,072,261  $    111,462
-------------------------------------------------------------------------------------------------------------
   Restricted cash (Note 10)                                            20,362         384,399        39,958
-------------------------------------------------------------------------------------------------------------
   Accounts receivable:
       Customers, net of allowance of Ps.3,373 and Ps.8,305             31,220          38,656         4,018
       Value added tax refundable (Note 6)                              44,333          16,924         1,759
       Other                                                               346             502            52
-------------------------------------------------------------------------------------------------------------
                                                                        75,899          56,082         5,829
-------------------------------------------------------------------------------------------------------------
   Equipment for resale                                                  7,322           9,011           937
-------------------------------------------------------------------------------------------------------------
   Prepaid expenses                                                      4,574           9,651         1,003
-------------------------------------------------------------------------------------------------------------
              Total current assets                                     275,587       1,531,404       159,189
RESTRICTED CASH (Note 10)                                                  -           184,479        19,177
FREQUENCY RIGHTS, Net (Note 7)                                         112,002         106,208        11,040
TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, Net (Note 9)                  859,532       1,197,136       124,442
PREOPERATING EXPENSES, Net                                             270,369         241,424        25,096
OTHER ASSETS                                                            47,154         222,545        23,134
-------------------------------------------------------------------------------------------------------------
              Total assets                                      PS.  1,564,644  PS.  3,483,196  $    362,078
=============================================================================================================

                          LIABILITIES
CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 10)               Ps.      4,081  Ps.      2,917  $        303
   CT Global Telecommunications, Inc. (Note 8)                          26,121             479            50
   Accrued expenses and other accounts payable                          43,025         225,567        23,448
   Deposits refundable to customers                                      7,964           5,525           574
   Taxes payable                                                         5,533           8,107           843
-------------------------------------------------------------------------------------------------------------
              Total current liabilities                                 86,724         242,595        25,218
LONG-TERM LIABILITIES:
   Long-term debt, less current maturities (Note 10)                   872,338       2,798,866       290,942
-------------------------------------------------------------------------------------------------------------
              Total liabilities                                        959,062       3,041,461       316,160
=============================================================================================================
Commitments (Notes 1, 10, 13 and 16)

                SHAREHOLDERS' EQUITY (NOTE 12)
Capital Stock                                                          810,318       1,152,553       119,808
Additional paid-in capital                                              31,902         122,830        12,768
Deficit                                                               (236,638)       (833,648)      (86,658)
-------------------------------------------------------------------------------------------------------------
              Total shareholders' equity                               605,582         441,735        45,918
-------------------------------------------------------------------------------------------------------------
                                                                PS.  1,564,644  PS.  3,483,196  $    362,078
=============================================================================================================

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")



FOR THE PERIOD AND YEAR ENDED DECEMBER 31,                           1999            2000           2000
-------------------------------------------------------------------------------------------------------------
                                                                                                  (Note 2)

TELECOMMUNICATION REVENUES                                         PS.   96,099    PS.  266,064  $    27,657
-------------------------------------------------------------------------------------------------------------

OPERATING COSTS AND EXPENSES:
   Network operating cost                                                47,751         107,765       11,202
   Selling general and administrative expenses                          176,037         331,166       34,425
   Depreciation and amortization                                         80,919         201,040       20,898
-------------------------------------------------------------------------------------------------------------

              Total operating costs and expenses                        304,707         639,971       66,525
-------------------------------------------------------------------------------------------------------------

              OPERATING LOSS                                          (208,608)       (373,907)     (38,868)
-------------------------------------------------------------------------------------------------------------

COMPREHENSIVE (INCOME) COST OF FINANCING:
   Interest expense                                                      50,450         399,979       41,578
   Interest income                                                     (10,946)        (97,951)     (10,182)
   Exchange loss, net                                                    10,401          10,705        1,113
   Gain on net monetary position                                       (21,756)        (90,101)      (9,366)
-------------------------------------------------------------------------------------------------------------

                                                                         28,149         222,632       23,143
-------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE), Net                                                 119           (471)         (49)
-------------------------------------------------------------------------------------------------------------

              NET LOSS                                             PS.  236,638    PS.  597,010  $    62,060
=============================================================================================================

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

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


                                                                            ADDITIONAL
                                                         CAPITAL STOCK    PAID-IN CAPITAL       DEFICIT             TOTAL
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1997 (NOTE 12)              PS.     252,717    PS.     -        PS.       -        PS.     252,717

    Increase in capital stock, net of expenses
        (Ps.24,800) incurred in connection with a
        private placement (Note 12)                            547,421            -                  -                547,421

    Stock options (Note 13)                                        -           29,478                -                 29,478
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1998 (NOTE 12)                      800,138         29,478                -                829,616

    Increase in capital stock                                   10,180            -                  -                 10,180

    Contributions for future increases of capital                  -              361                -                    361

    Stock options (Note 13)                                        -            2,063                -                  2,063

    Net loss                                                       -              -              236,638              236,638
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1999 (NOTE 12)                      810,318         31,902          (236,638)              605,582

    Increase in capital stock                                  335,304            -                  -                335,304

    Contributions for future increases of capital                  -               96                -                     96

    Stock options and warrants (Note 13)                           -           97,763                -                 97,763

    Exercise of warrants (Note 13)                               6,931        (6,931)                -                    -

    Net loss                                                       -              -              597,010              597,010
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 2000 (NOTE 12)               PS.  1,152,553    PS. 122,830     PS.  (833,648)      PS.     441,735
================================================================================================================================

U.S. DOLLARS (NOTE 2)                                   $      119,808    $    12,768     $     (86,658)      $        45,918

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")

FOR THE YEARS ENDED DECEMBER 31,                               1998              1999               2000             2000
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (Note 2)
OPERATING ACTIVITIES:
    Net loss                                             Ps.        -          Ps.   236,638      Ps.   597,010     $    62,060
    Depreciation and amortization charged to operations
        not requiring use of resources                              -                 80,919            201,040          20,898
--------------------------------------------------------------------------------------------------------------------------------
                                                                    -                155,719            395,970          41,162

    Net change in restricted cash, accounts receivable,
        inventories, prepaid expenses and accounts
        payable and accrued expenses                                -                 16,033          (378,430)        (39,338)
--------------------------------------------------------------------------------------------------------------------------------
                Resources used in operating activities              -                139,686            774,400          80,500
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Issuance of capital stock                                   547,521               10,180            342,235          35,575
    Additional paid-in capital                                   29,478                2,424             90,928           9,452
    Proceeds from loans and notes payable, net                  228,895              647,518          1,925,364         200,142
--------------------------------------------------------------------------------------------------------------------------------
                Resources provided by financing
                    activities                                  805,894              660,122          2,358,527         245,169
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Preoperating expenses                                     (113,037)             (84,690)               -               -
    Net changes in monetary assets and liabilities             (26,778)                 -                  -               -
--------------------------------------------------------------------------------------------------------------------------------
                                                              (139,815)             (84,690)               -               -
    Telephone network systems and equipment                   (270,106)            (670,517)          (476,642)        (49,547)
    Other assets                                               (27,491)             (19,663)          (202,654)        (21,066)
--------------------------------------------------------------------------------------------------------------------------------
                Resources used in investing activities        (437,412)            (774,870)          (679,296)        (70,613)
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
    Increase (decrease) during the period                       368,482            (254,434)            904,831          94,056
    Beginning balance                                            53,382              421,864            167,430          17,406
--------------------------------------------------------------------------------------------------------------------------------

    Ending balance                                       Ps.    421,864         Ps.  167,430      Ps. 1,072,261     $   111,462
================================================================================================================================

SUPPLEMENTAL DISCLOSURES:
    Cash paid for interest                               Ps.     17,502         Ps.   42,972      Ps.   250,983     $    26,090
================================================================================================================================

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


             MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED, DECEMBER 31, 1998, 1999 AND 2000

 (THOUSANDS OF MEXICAN PESOS "PS." WITH PURCHASING POWER AS OF DECEMBER 31, 2000
                       AND THOUSANDS OF U.S. DOLLARS "$")


NOTE 1. INCORPORATION AND BUSINESS

                  Maxcom Telecomunicaciones, S.A. de C.V. ("Maxcom" or "the Company"), is a Mexican company incorporated on February 28, 1996 (inception). Its main line of business is the construction and operation of a telephone network, with the purpose of providing local, national and international long-distance, data and other value-added services, including private network services, within Mexico.

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

                  Effective February 3, 1997 (supplemented December 7, 1999), Mexico's Ministry of Communications and Transportation (the "SCT") awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is for 30 years, and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in 124 other cities located in the states of Chiapas, Hidalgo, Mexico, Oaxaca, Puebla, San Luis Potosi, Tabasco, Tamaulipas, Tlaxcala, Veracruz, Campeche, Quintana Roo and Yucatan. It also grants the Company the right to provide long-distance, data and other value-added services nationwide. There are conditions for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates.

                  In October 1997, the Company was awarded a nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years. See Note 7.

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

NOTE 2. BASIS OF PRESENTATION

                  a) CONSOLIDATION:

MAXCOM TELECOMUNICATIONS, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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

                  b) CONVENIENCE TRANSLATION:

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

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The accompanying consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol "Ps", and have been prepared by applying Mexican GAAP. The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

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

                           iv) Comprehensive income and cost of financing consists of interest income and expense, exchange gains or losses and the gain or loss on the net monetary position. Comprehensive income and cost of financing during the development stage period, was capitalized to preoperating expenses. Once the Company commenced operations, these costs are applied to the results of operations.

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

MAXCOM TELECOMUNICATIONS, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


development stage, depreciation was applied to preoperating expenses.

         d)       FREQUENCY RIGHTS:

                  Frequency rights are recorded at acquisition cost and restated by applying factors derived from the INPC. Amortization is calculated by the straight-line method over the term of the concession (see Note 7), from the start of the Company's operations.

         e)       PREOPERATING EXPENSES:

                  All expenses incurred during the development stage or in specific projects in progress are capitalized. The amortization of such expenses is determined by the straight-line method over ten years, once the corresponding asset commences operations.

         f)       TRANSACTIONS AND BALANCES IN FOREIGN CURRENCIES:

                  Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into or settled. Assets and liabilities denominated in those currencies are stated in Mexican Pesos at the year-end closing rate published in Mexico's Official Gazette. Exchange gains or losses are applied to comprehensive income from cost of financing.

         g)       INCOME TAX AND STATUTORY EMPLOYEES' PROFIT SHARING:

                  The Company has had no net income since inception and accordingly has not provided for income taxes and statutory employees' profit sharing.

                  Starting in year 2000, the Company recognizes the deferred tax for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. An analysis of the corresponding effects is shown in Note 15.

         h)       MANAGEMENT ESTIMATES:

                  Generally accepted accounting principles require that, in preparing a company's financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         i)       FINANCIAL INSTRUMENTS:

                  The Company's financial instruments consist principally of cash, cash equivalents and restricted cash, accounts receivable and payable, and loans and notes payable. The carrying amounts of such financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 1999 and 2000.

         j)       REVENUE RECOGNITION:

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

                  Advances from customers are classified as current liabilities until they are refunded. When the

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


contract is rescinded, these deposits are applied to operations as services rendered.

         k)       STOCK-BASED COMPENSATION:

                  At December 31, 1999 and 2000, the Company had several stock option transactions, which are described below. Since Mexican GAAP does not have standards to value and record these kinds of transactions, the Company adopted the U.S. GAAP guidelines of APB Opinion 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"; APB Opinion 25, "Accounting for Stock Issued to Employees"; and FASB Statement 123, "Accounting for Stock-Based Compensation."

                  The Company recognizes compensation expense for its stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

         l)       SEGMENT REPORTING:

                  In August 1997, the International accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican Companies under Bulletin A-8. IAS 14 which is effective for years beginning after June 30, 1998, requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 19 is a specific disclosure required by the SCT in the Company's Concession title.

         m)       NEW ACCOUNTING STANDARDS:

                  In August 2000, the Mexican Institute of Certified Public Accountants ("MIPA") issued Bulletin B-4, "Comprehensive Income", to become effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin comprehensive income will include net income of the year and other items which, in accordance with other bulletins are recorded directly in shareholders' equity and which are not a result of shareholders transaction such as contributions, reductions or distributions of capital.

                  During 2000, the MIPA issued a revised Bulletin C-1 "Valuation of Cash and temporary investments", applicable to all Mexican companies for the year beginning January 1, 2001. This statement provides guidance for the valuation of foreign currencies and precious metals as currency. As the Company follows the practices mentioned in the Bulletin, the adoption of this standard will not have a material effect on the Company's financial statements and disclosures.

                  During 2000, the MIPA issued the Bulletin C-2 "Financial instruments", which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. The Company has not entered into derivative contracts either to hedge existing risk or for speculative purposes, and do not expect to enter in to them. Accordingly, the Company does not expect the adoption of this new standard to have a material effect in its financial statements.

NOTE 4. CASH AND CASH EQUIVALENTS

DECEMBER 31,                                                                       1999          2000
-------------------------------------------------------------------------------------------------------------

Republic National Bank of New York: $6,625 in a certificate of deposit, due
   January 12, 2000. Annual interest rate of 5.94%.                           Ps.  69,400     Ps.     -
BancBoston: $5,010 in a certificate of deposit, due January 5, 2000. Annual
   interest rate of 5.7%.                                                          52,206             -
Bank of America: $3,430 in a certificate of deposit, due January 3, 2000.
   Annual interest rate of 3.5%.                                                   35,604             -

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


DECEMBER 31,                                                                      1999            2000
-------------------------------------------------------------------------------------------------------------
Bank of America: $22,710 in two certificates of deposit, due January 3, 2001
   Annual interest rate of 6.58% and 6.32%.                                           -              218,009
HSBC Republic: $72,375 in a certificate of deposit, due January 3, 2001
   Annual interest rate of 6.70%.                                                     -              694,778
Paine Webber Incorporated: $15,192 in money market instruments, bearing
    interest at 6.71% per annum.                                                      -              145,843
Other                                                                              10,220             13,631
-------------------------------------------------------------------------------------------------------------
                                                                              PS. 167,430       PS.1,072,261
=============================================================================================================

NOTE 5. SIGNIFICANT CUSTOMERS

              Currently, our three largest customers account for more than 30% of our revenues. We believe that this concentration will be reduced over time as the size of our operations grows. However, our revenues could be negatively affected, at least in the short term, if one or more of these largest customers cancel their contract.

NOTE 6. VALUE-ADDED TAX REFUNDABLE

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

NOTE 7. FREQUENCY RIGHTS

                  On October 3, 1997, the federal government granted the Company a concession to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links. The concession became effective February 28, 1998, and will run to the year 2018.

                  The Company paid the government the sum of Ps. 114,624, which will be amortized over the life of the concession from the start of the Company's operations. As of December 31, 1999 and 2000, the Company has recorded amortization expenses of Ps.2,581 and Ps.5,835 respectively.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

                                                                                   1999            2000
-------------------------------------------------------------------------------------------------------------
TRANSACTIONS:
   Office and site lease                                                      Ps.    2,603    Ps.      188
   Compensation in connection with the operation agreement and other
       expenses with CT Global Telecommunications, Inc.                             72,825          35,710
   Strategic assistance agreement and other expenses to Bachow Associates            2,004           1,698
   Advisory fee and other expenses to Bank of America                                  901           1,066
   Expenses to BancBoston                                                              173              90
-------------------------------------------------------------------------------------------------------------
                                                                              PS.   78,506    PS.   38,752
=============================================================================================================

NOTE 9. TELEPHONE NETWORK SYSTEMS AND EQUIPMENT

MAXCOM TELECOMUNICATIONS, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                                                    USEFUL LIFE
DECEMBER 31,                                                                      1999                2000            (YEARS)
--------------------------------------------------------------------------------------------------------------------------------
Office furniture                                                              Ps.      3,604    Ps.      5,933               10
Transportation equipment                                                               8,342            15,212                4
Software                                                                               5,570            16,920             3.33
Engineering equipment                                                                  7,681             8,930               10
Computer equipment                                                                    17,079            27,885             3.33
Telecommunication equipment and network                                              487,494           731,893               10
Electronic equipment                                                                 153,244           186,587             3.33
Radio equipment                                                                       76,727           116,090               10
Leasehold improvements                                                                47,955            52,105            20(1)
Other                                                                                  4,010             5,789               10
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     811,706         1,167,344
Less - Accumulated depreciation                                                     (61,437)         (201,428)
Construction in process:
    Telecommunications                                                               109,263           231,220
--------------------------------------------------------------------------------------------------------------------------------
                                                                              PS.    859,532    PS.  1,197,136
================================================================================================================================

(1) Or life of the lease.

NOTE 10. LONG-TERM DEBT

                  The balances as of December 31, 1999 and 2000, were:

                                                                              CURRENT
                                                                            MATURITIES         LONG-TERM            TOTAL
--------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999:
    Nissho Iwai American Corp. (Lucent) (2)                              Ps.        -      Ps.    556,023     Ps.    556,023
    Nissho Iwai American Corp. (NEC) (3)                                            -             143,232            143,232
    Hewlett Packard de Mexico, S.A. de C.V. (4)                                     -             168,094            168,094
    Other                                                                         4,081             4,989              9,070
--------------------------------------------------------------------------------------------------------------------------------
                                                                         PS.      4,081    PS.    872,338     PS.    876,419
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                                              CURRENT
DECEMBER 31, 2000:                                                          MATURITIES         LONG-TERM            TOTAL
--------------------------------------------------------------------------------------------------------------------------------

    $ 300,000 Senior Notes Due April 1, 2007. These Notes accrue
        interest at the rate of 13.75 % per annum. (1)                   Ps.        -      Ps.  2,879,910     Ps.  2,879,910
    Less- Cost of warrants granted to the initial purchasers of the
        senior notes (net of accumulated amortization)                              -             (82,227)          (82,227)
--------------------------------------------------------------------------------------------------------------------------------
    Senior Notes, Net                                                               -           2,797,683          2,797,683
    Other                                                                         2,917             1,183              4,100
--------------------------------------------------------------------------------------------------------------------------------
                                                                         PS.      2,917    PS.  2,798,866     PS.  2,801,783
================================================================================================================================

                  Maturities of the long-term debt are as follows:

YEAR ENDED                                                                                                          2000
--------------------------------------------------------------------------------------------------------------------------------
    2001                                                                                                         Ps.      2,917
    2002                                                                                                                  1,183
    2003                                                                                                                    -
    2004                                                                                                                    -
    2005                                                                                                                    -
    2006                                                                                                                    -
    2007 and thereafter                                                                                               2,879,910
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 PS.  2,884,010
================================================================================================================================

         (1) On March 17, 2000, Maxcom issued a private offering of Senior Notes with a maximum aggregate

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        principal amount of $300 million. The Notes will mature on April 1, 2007. The main characteristics of these Notes are as follows: (a) unsecured senior obligations of the Company; (b) pari passu in right of payment to all existing and future Senior Indebtedness of the Company;
        (c) senior in right of payment to any future Subordinated Obligations of the Company; (d) subject to registration with Securities and Exchange Commission ("SEC"), pursuant to a Registration Rights Agreement; and (e) fully and unconditionally guaranteed by Corporativo en Telecomunicaciones, S.A de C.V. These notes accrue interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in year 2000) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000.

        RESTRICTED CASH:

        Additionally, the first four semiannual scheduled interest payments were secured pursuant to a Pledge and Escrow Agreement between the Company and the Trustee, as Escrow Agent, through a deposit of $77.9 million of the net proceeds from the sale of the notes which were used to purchase and pledge to the Trustee a portfolio of U.S. government securities. Said portfolio is in an amount intended to be sufficient to fulfill the payment of the mentioned payments. As of December 31, 2000, this fund amounted to approximately $59 million, which was presented as restricted cash. After the mentioned payments, the remaining balance of the fund, if any, will be released from the pledge.

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

NOTE 11.   EMPLOYEES BENEFITS

        As of December 31, 1999 and 2000, the Company had the following labor liabilities:

a)      INDEMNITIES TO EMPLOYEES:

        Employees who are dismissed without justification are entitled to severance compensation determined in accordance with the provisions of Mexico's Federal Labor Law.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        b)      SENIORITY PREMIUMS:

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

NOTE 12.    CAPITAL STOCK

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

                     (2) To cancel 4,660,000 Series N shares which were held in the treasury of the Company to fulfill commitments of the Company, in accordance with several stock options and warrants agreements (See
                            Note 13).

                     (3) To issue 1,679,866 nominative Series C shares and 1,679,866 Series N shares to be held in the treasury of the Company to fulfill the commitments derived from the stock options and warrants agreements, mentioned in Note 13.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    The Bylaws and a Shareholders' Agreement require a supermajority of votes to approve certain transactions; they also stipulate that the transfers of shares may be subject to certain restrictions and rights of first refusal.

                    As of December 31, 1999 and 2000, the Company's outstanding shares were:

DECEMBER 31,                                                                                         1999            2000
--------------------------------------------------------------------------------------------------------------------------------
Capital stock:
    Series A                                                                                         1,531,428        1,276,428
    Series B                                                                                         1,471,373        1,226,373
    Series C                                                                                             -            5,622,822
    Series N                                                                                         7,320,190        5,622,822
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OUTSTANDING SHARES                                                                            10,322,991       13,748,445
Treasury Shares:
    Series C                                                                                             -            1,679,866
    Series N                                                                                         4,660,000        1,679,866
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ISSUED SHARES                                                                                 14,982,991       17,108,177
================================================================================================================================

                     Of the total outstanding shares, 765,714 Series A shares and 763,113 Series B shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom's capital stock, while the remaining A, B, C and N Series shares represent the variable portion of the capital stock.

                     Under the May 1998 Shareholders' Agreement as amended and restated on August 18, 2000, if the Company registers any equity securities for a primary or secondary public offering prior to May 21, 2002, it must permit parties to the Shareholders' Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series N shareholders will have the right to retain an investment banker to: sell substantially all of the assets of the Company; merge or consolidate into another company; or require parties to the Shareholders' Agreement to sell their shares, and distribute the proceeds to the shareholders.

                     As of December 31, 1999 and 2000, the Company's capital stock was:

DECEMBER 31                                                                                        1999              2000
---------------------------------------------------------------------------------------------------------------------------------
Capital stock                                                                                 Ps.      595,841    Ps.    925,958
Restatement for effects of inflation                                                                   239,277           251,395
---------------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                    835,118         1,177,353
---------------------------------------------------------------------------------------------------------------------------------
Expenses connected with private placement                                                             (18,280)           (18,280)
Restatement for effects of inflation                                                                   (6,520)            (6,520)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (24,800)           (24,800)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              PS.      810,318    PS.  1,152,553
---------------------------------------------------------------------------------------------------------------------------------

                     During May 1998, Maxcom had a private placement and issued 6,085,977 Series N shares, which resulted in a capital stock increase of Ps.572,221 (Ps.421,914 nominal Pesos). The expenses incurred (Ps.24,800) in connection with the placement were directly applied to shareholders' equity.

NOTE 13.     STOCK OPTIONS

                     At December 31, 1999 and 2000, the Company had several stock option transactions, which are described below. Since Mexican GAAP does not have standards to value and record these kinds of transactions, the Company adopted the U.S. GAAP guidelines of APB Opinion 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"; APB Opinion 25, "Accounting for Stock Issued to Employees"; and FASB Statement 123, "Accounting for Stock-Based Compensation".

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     FASB 123 requires the Company to calculate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 1998: no dividend yield for all years; expected volatility of 46.10%; risk-free interest rate of 5.15%; and expected lives of 4 to 7 years.

       a)     EXECUTIVE STOCK OPTION PLAN:

                     At a Board of Directors' Meeting held in May 1998, an executive stock option plan was approved. This plan provides that the Company grant options, on every April 1, commencing in 1999 and until December 2000, to several of its officers. Under this plan, a technical committee will determine the executive officers to whom, options to purchase Series N shares will be granted, as well as the terms of those options.

                     The Company has created two option plans for its executive officers, as follows:

                     The first award (option "A") consists of a total of 425,000 options to be awarded as follows: 170,000 on April 1, 1999, at an exercise price of $8.70; 145,000, on April 1, 2000, at an exercise price of $10.40 and 110,000 on April 1, 2001, at an exercise price of $12.55. The options vest equally over a five-year period beginning on the date of the grant. These options are granted to executive officers depending on the achievement of certain Company goals determined by the Board of Directors.

                     If targets are met, these options may be awarded to executive officers who continued to provide professional services to the Company on April 1, 1999 and 2000. The only requirement to receive the option is that the executive officers must be rendering services to the Company at the time of the grant, in his capacity of officer.

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

                     As of December 31, 1999 and 2000, under the accounting provisions of FASB 123, the Company's net loss and net loss per share would have been as follows:

                                                                                      AS REPORTED         PRO-FORMA
-------------------------------------------------------------------------------------------------------------------------
         DECEMBER 31,  1999
         Net loss                                                                        Ps   236,638       Ps  241,636
            Net loss per share -- basic and diluted                                             23.05             23.18

         DECEMBER 31,  2000
            Net loss                                                                          597,010           599,237
            Net loss per share -- basic and diluted                                             52.08             50.87

       b)     NISSHO IWAI AMERICAN CORP. STOCK OPTIONS:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

       c)     CT GLOBAL TELECOMMUNICATIONS, INC. (CTGT) STOCK OPTIONS:

                     On May 21, 1998, the Company granted options to CT Global Telecommunications for up to 250,000 Series N shares at an exercise price of $8.70. These options will expire two years after CTGT disposes of its equity participation in Maxcom. CTGT's rights to these options is subject to certain performance objectives. On this basis, as of December 31, 2000, CTGT had acquired the right to exercise up to 150,000 series N shares. The cost of these options was valued at approximately $567, which was expensed as granted. No options have been exercised as of December 31, 2000. The shares subject to these options agreement are limited to a maximum gain of $40.00 per share.

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

       f)     WARRANTS IN CONNECTION WITH THE OFFERING OF THE NOTES:

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

                     A summary of the changes of the stock options for the years reported, is presented below:

 YEAR ENDED DECEMBER 31,                          1998                           1999                          2000
-------------------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED-                     WEIGHTED-                    WEIGHTED-
                                                            AVERAGE                       AVERAGE                      AVERAGE
                                                           EXERCISE                      EXERCISE                      EXERCISE
                                            SHARES           PRICE         SHARES          PRICE         SHARES         PRICE
-------------------------------------------------------------------------------------------------------------------------------
 Outstanding at beginning of year             -               -           711,896        $   9.73       853,646       $   9.56
 Granted                                    711,896        $   9.73       142,250            8.70     1,469,492           4.15
 Forfeited                                    -               -             (500)                         (850)              -
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at the end of the year          711,896        $   9.73       853,646        $   9.56     2,322,288       $   6.14
-------------------------------------------------------------------------------------------------------------------------------
 Options exercisable at end of year         414,396        $  10.47       492,346        $  10.19     1,670,538       $   4.65
-------------------------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 Weighted-average fair value of options
granted during the year (expressed in
U.S. Dollars)                              $   6.21                       $  3.72                       $  8.21
-------------------------------------------------------------------------------------------------------------------------------


                    The following table summarizes of the stock options outstanding:

                                                                 OUTSTANDING                           EXERCISABLE
                                                ----------------------------------------------------------------------------
                                                                        WEIGHTED-AVERAGE                         WEIGHTED-
                                                                     ------------------------                     AVERAGE
                                      RANGE OF                       REMAINING       EXERCISE                     EXERCISE
                                       PRICES          NUMBER           LIFE          PRICE         NUMBER         PRICE
----------------------------------------------------------------------------------------------------------------------------
 DECEMBER 31, 1998
                                   $       8.70         374,425           4.97       $   8.70        76,925        $   8.70
                                          10.87         337,471           7.00          10.87       337,471           10.87
----------------------------------------------------------------------------------------------------------------------------
 DECEMBER 31, 1999
                                   $       8.70         516,175           5.86       $   8.70       154,875        $   8.70
                                          10.87         337,471           6.00          10.87       337,471           10.87
----------------------------------------------------------------------------------------------------------------------------
 DECEMBER 31, 2000
                                   $       8.70         515,325           5.22       $   8.70       329,975        $   8.70
                                    10.40-10.87         920,471           7.89          10.57       454,071            5.30
                                           0.01         886,492           7.00           0.01       886,492            0.01
----------------------------------------------------------------------------------------------------------------------------

NOTE 14.    POSITION IN FOREIGN CURRENCY

                     The Company currently does not hedge any of its foreign-denominated assets or liabilities.

                     As of December 31, 1999 and 2000, the Company's foreign-currency position was:

DECEMBER 31,                                                                                      1999              2000
--------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS:
    Assets                                                                                 $          18,953  $         170,799
    Liabilities                                                                                       88,552            320,945
--------------------------------------------------------------------------------------------------------------------------------
NET LIABILITY IN U.S. DOLLARS                                                              $         (69,599) $        (150,146)
--------------------------------------------------------------------------------------------------------------------------------
Exchange rate at end of the year (Ps. per U.S.$1.00)                                       Ps.          9.52  Ps.          9.60
================================================================================================================================

NOTE 15.    INCOME TAX AND TAX-LOSS CARRY-FORWARDS

                     The Company has had tax losses since inception and accordingly has not provided for income taxes. The following is a summary of the reconciliation between book and tax results:

PERIOD ENDED DECEMBER 31,                                                                        1999              2000
-------------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                                                    Ps.    236,638    Ps.    597,010
Preoperating expenses and expenses incurred in connection with a placement, which were
    considered as tax deductions when incurred                                                     90,661            26,503
Difference between inflationary effects for accounting and tax purposes                            41,289          (143,969)
Nondeductible items                                                                                (3,017)           (1,834)
-------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                                    PS.    365,571    PS.    477,710
-------------------------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     In accordance with Mexico's Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profits of subsequent years. As of December 31, 2000, the Company's restated cumulative tax losses were:

                                                                                FISCAL                           EXPIRATION
                                                                                 YEAR             AMOUNT            YEAR
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 1996        Ps.         6,306       2006
                                                                                 1997                   22,500       2007
                                                                                 1998                  144,649       2008
                                                                                 1999                  365,571       2009
                                                                                 2000                  477,710       2010
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             PS.     1,016,736
---------------------------------------------------------------------------------------------------------------------------------


                     In accordance with Bulletin D-4 issued by MIPA, starting 2000, the Company recognizes the deferred income tax using the assets and liabilities method. This method requires to recognize the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. At year-end this caption is summarized as follows:

DECEMBER 31,                                                                                                        2000
--------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                                           Ps.        2,907
Equipment for resale                                                                                                    (3,154)
Frequency rights                                                                                                        (4,148)
Telephone network systems and equipment, net                                                                           (76,293)
Preoperating expenses                                                                                                  (77,560)
Other assets                                                                                                            (3,501)
--------------------------------------------------------------------------------------------------------------------------------
          Total assets and liabilities                                                                                (161,749)
Tax-loss carry-forward                                                                                                 355,858
--------------------------------------------------------------------------------------------------------------------------------
Deferred-tax asset                                                                                                     194,109
Deferred-tax asset-valuation allowance                                                                                (194,109)
--------------------------------------------------------------------------------------------------------------------------------
          NET DEFERRED TAX                                                                                    PS.         -
--------------------------------------------------------------------------------------------------------------------------------

NOTE 16.    COMMITMENTS

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

                     2. The Company maintains operating leases on buildings, sites and transportation equipment, having recorded leasing costs of Ps.26,278 in 1999 and Ps.27,553 in 2000. The schedule of future minimum lease payments is as follows:

DECEMBER 31, 2000                                                                                    1999            2000
--------------------------------------------------------------------------------------------------------------------------------
2001                                                                                           Ps.      21,037  Ps.      23,214
2002                                                                                                    23,393           22,566
2003                                                                                                    19,716           19,543
2004                                                                                                   107,579           16,882
2005 and thereafter                                                                                       -             128,510
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               PS.     171,725  PS.     210,715
--------------------------------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17.   SUBSEQUENT EVENT

                    As of the date of issue of these financial statements, the Company is negotiating with several carriers the interconnection tariffs. The new agreements will have retroactive effects to January 1, 2001.

NOTE 18.   SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP

                    The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 of MIPA. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, an is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

                    The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and shareholders' equity. Reconciling items are presented net of any gain or loss from monetary position.

                    The following is a summary of the adjustments to net loss and shareholders' equity as of and for the periods ended December 31, 1998, 1999 and 2000:

PERIODS ENDED DECEMBER 31,                                             1998*                  1999*                  2000*
------------------------------------------------------------------------------------------------------------------------------------
Net loss under Mexican GAAP                                       Ps           -        Ps           236,638   Ps           597,010
------------------------------------------------------------------------------------------------------------------------------------
Adjustments:
   Preoperating expenses applied to operations for U.S. GAAP
     purposes                                                              (133,923)                (87,072)                  -
   Capitalization of interest                                                 20,423                  19,790                 15,407
   Amortization of preoperating expenses                                       -                      19,073                 28,945
   Amortization of frequency rights for U.S. GAAP purposes,
     considering 20 year life of concession (2)                              (5,761)                 (3,180)                     74
   Amortization of capitalized interest                                      (1,015)                 (3,031)                (4,791)
------------------------------------------------------------------------------------------------------------------------------------
Total U.S. GAAP adjustments                                                (120,276)                (54,420)                 39,635
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS UNDER U.S. GAAP                                          PS         120,276    PS           291,058   PS           557,375
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING                                 8,134,883              10,264,827             11,463,667
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS PER SHARE UNDER U.S. GAAP                                PS           14.78    PS             28.35   PS             48.62
------------------------------------------------------------------------------------------------------------------------------------

*as adjusted - see below


BALANCES AS OF DECEMBER 31,                                            1998*                  1999*                  2000*
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER MEXICAN GAAP:                                     829,616                 605,582                441,735
Accumulated adjustments:
   Preoperating expenses applied to operations for U.S. GAAP
     purposes                                                              (203,516)               (290,588)              (290,588)
   Capitalization of interest                                                 20,423                  40,213                 55,620
   Amortization of preoperating expenses                                       -                      19,073                 48,018

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


BALANCES AS OF DECEMBER 31,                                            1998*                  1999*                  2000*
------------------------------------------------------------------------------------------------------------------------------------
   Amortization of frequency rights for U.S. GAAP purposes,
     considering 20 year life of concession (2)                              (7,201)                (10,381)               (10,307)
   Amortization of capitalized interest                                      (1,015)                 (4,046)                (8,837)
------------------------------------------------------------------------------------------------------------------------------------
Total U.S. GAAP Adjustments                                                (191,309)               (245,729)              (206,094)
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                              PS         638,307    PS           359,853   PS           235,641
------------------------------------------------------------------------------------------------------------------------------------

*as adjusted - see below

Provided below is an analysis of changes in shareholders' equity under U.S.
GAAP:


                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                   1999*            2000*
                                                                   -----            -----
Balance at the beginning of the year                                 638,307         359,853
Net income under U.S. GAAP                                         (291,058)       (557,375)
Increase in capital stock                                             10,180         335,304
Contributions for future increases of capital                            361              96
Stock options and warrants                                             2,063          97,763
                                                                =============    ============
Balance at the end of the year                                       359,853         235,641
                                                                =============    ============

*as adjusted - see below

        a) RESTATEMENT OF PREVIOUSLY REPORTED RECONCILIATION BETWEEN MEXICAN GAAP AND U.S. GAAP:

                        The Company reassessed the accounting treatment of U.S. GAAP adjustments as of and for the years ended December 31, 1998, 1999 and 2000, mainly due to (1) the recognition of the inflationary effects on the U.S. GAAP adjustments, (2) the methodology of the amortization of the capitalization of interest, preoperating expenses and frequency rights and (3) the recognition of the deferred taxes on U.S. GAAP adjustments. As a result of such reassessment, the Company restated the reconciliation between Mexican GAAP and U.S. GAAP. Additionally the Company included other disclosures in both Mexican and U.S. GAAP in order to comply with the S-X rules required by the SEC.

                        The effect of these adjustments on previously reported consolidated net income and shareholders' equity is summarized as follows:


                                                        1998          1999          2000
                                                        ----          ----          ----
U.S. GAAP NET LOSS AS PREVIOUSLY REPORTED                 97,632       294,442        552,758
Difference due to:
Preoperating expenses                                   (28,870)        10,527
Capitalization of interest                                 1,785         1,627
Amortization of preoperating expenses                                    1,568            100
Amortization of capitalized interest                     (1,015)       (3,031)        (4,791)
Amortization of frequency rights                           (444)       (1,407)             74
Deferred income tax                                        5,900       (5,900)
                                                    ============= ============= ==============
NET LOSS AS ADJUSTED                                     120,276       291,058        557,375
                                                    ============= ============= ==============
U.S. GAAP SHAREHOLDERS' EQUITY AS PREVIOUSLY
REPORTED                                                 668,112       386,274        266,679
Difference due to:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Preoperating expenses                                   (36,031)      (25,504)       (25,504)
Capitalization of interest                                1,785         3,412          3,412
Amortization of preoperating expenses                                   1,568          1,668
Amortization of capitalized interest                     (1,015)       (4,046)        (8,837)
Amortization of frequency rights                           (444)       (1,851)        (1,777)
Deferred income tax                                       5,900             -              -
                                                    ------------- ------------- --------------
SHAREHOLDERS' EQUITY AS ADJUSTED                        638,307       359,853        235,641
                                                    ------------- ------------- --------------

        B) PREOPERATING EXPENSES:

              Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are deferred and considered as a component of the company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to U.S. GAAP, such preoperating expenses are expensed as incurred.

        C) DEFERRED INCOME TAXES:

              Temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remesured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

              Generally, under U.S. GAAP, the tax benefit of a net operating-loss carry-forward must be reported in the same manner as the source of the income or the loss in the current year. Because the realization of the Company's tax losses is considered to be uncertain, a valuation allowance has been established for the net amount of the potential deferred tax asset.

              Deferred income taxes determined in accordance with SFAS 109 would be as follows:

DECEMBER 31,                                      1998            1999           2000
-------------------------------------------------------------------------------------------
Non-current deferred tax liability on:
  Customers                                   Ps         -   Ps       1,181  Ps      2,907
  Equipment for resale                                   -          (2,563)        (3,154)
  Frequency rights                                   (2,352)        (4,799)        (4,148)
  Telephone network system and equipment             (2,693)       (25,636)       (76,578)
  Preoperating expenses                                7,251          8,750          6,939
  Other assets                                           -              -          (3,500)
-------------------------------------------------------------------------------------------
                                                       2,206       (23,067)       (77,534)
Non-current deferred tax asset on tax-loss
carry-forwards                                        53,713        188,659        348,401
-------------------------------------------------------------------------------------------
Deferred tax (liability) asset                        55,919        165,592        270,867
Deferred-tax asset-valuation allowance              (55,919)      (165,592)      (270,867)
-------------------------------------------------------------------------------------------
Net deferred tax liability                   Ps          -   Ps      -      Ps      -
===========================================================================================

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        D) STATEMENT OF CHANGES IN FINANCIAL POSITION:

              Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican Pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican Pesos.

              Under U.S. GAAP, pursuant to SFAS No. 95, "Statement of cash flows" ("SFAS 95"), a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the "SEC"), the effect of the inflation restatements and foreign exchange gains and losses on cash flow related to the financing and operating activities has been included in the line item, "Monetary gain", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

PERIODS ENDED DECEMBER 31,                           1998         1999         2000
-----------------------------------------------------------------------------------------
Operating activities:
Net loss under U.S. GAAP                          Ps  120,276 Ps   291,058 Ps    557,375
  Adjustments to reconcile net income to net
cash flow
    provided by operation activities:
      Depreciation and amortization                     8,076       69,691       176,812
      Allowance for doubtful accounts                      -         3,095         8,035
      Monetary gain (loss)                             49,704     (21,756)      (90,101)
      Accrued interest                                     -         5,875       104,098
      Unrealized foreign exchange loss, net                -            -         28,792
                                                  ---------------------------------------
                                                     (62,496)    (234,153)     (329,739)
  Changes in operating assets and liabilities:
    Restricted cash                                        -      (20,362)     (543,072)
    Accounts receivable, net                         (48,674)     (22,691)         5,541
    Equipment for resale, net                              -       (7,322)       (2,292)
    Prepaid expenses                                       -       (4,574)       (5,453)
    Other liabilities                                  17,608       66,063       163,808
-----------------------------------------------------------------------------------------
      Cash flow provided by operating activities     (93,562)    (223,039)     (711,207)
-----------------------------------------------------------------------------------------
Financing activities:
  Notes payable                                       231,700      688,160     1,961,524
  Increase in capital stock                           655,580      136,243       408,869
  Increase in additional paid-in capital                   -        31,902        93,551
-----------------------------------------------------------------------------------------
      Cash flow provided by financing activities      887,280      856,305     2,463,944
-----------------------------------------------------------------------------------------
Investing activities:
  Acquisition in fixed assets                        (281,929)   (706,589)     (573,504)
  Other assets                                        (5,613)     (42,618)     (179,269)
-----------------------------------------------------------------------------------------
        Cash flow used in investing activities       (287,542)   (749,207)     (752,773)
-----------------------------------------------------------------------------------------
Cash and cash equivalents:
  Effect of inflation and exchange rate changes on
cash and cash equivalents                           (121,088)    (140,881)      (95,133)
  Net increase (decrease) in cash and cash
equivalents                                           387,476    (256,822)       904,831
  Cash and cash equivalents at beginning of the
year                                                   36,776      424,252       167,430
-----------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year        Ps  421,864 Ps   167,430 Ps  1,072,261
=========================================================================================

E)     FREQUENCY RIGHTS:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                Frequency rights are being amortized by the straight-line method over the term of the concession, since the Company commenced operations. Under U.S. GAAP, this item should be amortized during the term of the concession beginning at the granting date of the Concession by the SCT.

        F) CAPITALIZATION OF INTEREST:

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

        G) STOCK OPTION PLAN:

                Mexican GAAP does not specifically address this item. Under U.S. GAAP, an entity is encouraged to use a fair-value method of accounting to measure compensation cost for its stock options and similar equity instruments awarded to employees. If the fair-value method is not used, the intrinsic-value method of accounting is required. Under the fair-value method, compensation cost is generally measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Options issued to non-employees are valued using the fair-value concept.

                As is mentioned in Note 13, since the Company adopted U.S. GAAP for these transactions, there are no differences between Mexican and U.S. GAAP.

        H) COMPREHENSIVE INCOME:

                SFAS No. 130 "Reporting Comprehensive Income" for U.S. GAAP purposes establishes rules for the reporting and display of comprehensive income and its components. For the years ended December 31, 1998, 1999 and 2000 there are no components of other comprehensive income.

        I) LOSSES PER SHARE:

                Diluted losses per share are equal to basic losses per share for the years ended December 31, 1998, 1999 and 2000.

        J) RECENT U.S. ACCOUNTING STANDARDS:

                In June 1998, the Financial Accounting Standard Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction, and, if so, the type or hedge transaction. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138 Accounting for Derivative Instruments and Hedging Activities - an amendment of SFAS 133. This amendment addresses certain issues causing implementation difficulties for entities that have adopted or will adopt SFAS 133. The adoption of SFAS 133 did not have a material impact on the Company's financial position or results of operations.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

        K) CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

                As mentioned in Note 10, in March 2000 the Company issued U.S.$300 million of senior unsecured notes (the "Notes") as part of its financing program. The Notes are guaranteed on a senior subordinated, unsecured basis, pursuant to a guarantee by the Company's subsidiary, Corporativo ("Guarantor Subsidiary"). The subsidiary guarantee is full and unconditional.

                Presented below is condensed consolidated financial information as and for December 31, 1998, 1999, and 2000 and for the three years ended December 31.

                The Company has not presented separate financial statements and other disclosures concerning the Guarantor Subsidiary because management has determined that such information is not material to investors.

                                                     MAXCOM    CORPORATIVO ELIMINATIONS  CONSOLIDATED
                                                 ------------------------------------------------------
 BALANCE SHEET AS OF DECEMBER 31, 1998:
   Cash and cash equivalents and restricted
     cash                                         Ps   421,825  Ps      39           Ps  Ps    421,864
   Short- and long-term restricted cash                  2,026           -                       2,026
   Accounts receivable                                  54,542         661        (661)         54,542
   Equipment for resale                                      -           -                           -
   Prepaid expenses                                      6,467         246                       6,713
   Frequency rights                                    114,582           -                     114,582
   Telephone network system and equipment              269,934           -                     269,934
   Preoperating expenses                               183,099           -                     183,099
   Other assets                                         27,715           -        (226)         27,489
-------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                              PS 1,080,190  PS     946   PS   (887)  PS  1,080,249
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
  Total liabilities                               Ps   250,581  Ps     720   Ps   (661)  Ps    250,640
-------------------------------------------------------------------------------------------------------
  Shareholders' Equity
-------------------------------------------------------------------------------------------------------
       Capital stock and additional paid-in
        capital                                        829,609          71         (71)        829,609
       Deficit                                               -         155        (155)              -
-------------------------------------------------------------------------------------------------------
       Total Shareholders' Equity                      829,609         226        (226)        829,609
-------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                     MAXCOM    CORPORATIVO ELIMINATIONS  CONSOLIDATED
-------------------------------------------------------------------------------------------------------
  Total liabilities and Shareholders' Equity      PS 1,080,190  PS     946   PS   (887)  PS  1,080,249
-------------------------------------------------------------------------------------------------------
  Total Shareholder's Equity under Mexican GAAP   PS   829,609         226        (226)        829,609
-------------------------------------------------------------------------------------------------------
              Preoperating expenses                  (203,516)                               (203,516)
              Capitalization of interest              (20,423)                                (20,423)
              Amortization of preoperating
                expenses
              Amortization of frequency rights         (7,201)                                 (7,201)
              Amortization of capital interest         (1,015)                                 (1,015)
-------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY UNDER U.S. GAAP           638,307         226        (226)        638,307
-------------------------------------------------------------------------------------------------------

 STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 1998
   Revenues                                       Ps         -  Ps  40,302   Ps (40,302) Ps          -
   Operating cost and expenses                               -     (40,451)      40,451              -
   Comprehensive (income) cost of financing                  -         330        (330)              -
   Other                                                     -        (26)           26              -
-------------------------------------------------------------------------------------------------------
       NET LOSS                                   PS         -  PS     155   PS   (155)  PS          -
-------------------------------------------------------------------------------------------------------
       NET LOSS FOR THE YEAR UNDER MEXICAN GAAP   PS            PS           PS          PS
-------------------------------------------------------------------------------------------------------
              Preoperating expenses                  (133,923)                               (133,923)
              Capitalization of interest                20,423                                  20,423
              Amortization of preoperating
                 expenses
              Amortization of frequency rights         (5,761)                                 (5,761)
              Amortization of capital interest         (1,015)                                 (1,015)
-------------------------------------------------------------------------------------------------------
       NET LOSS FOR THE YEAR UNDER U.S. GAAP      PS   120,276  PS           PS          PS    120,276
-------------------------------------------------------------------------------------------------------

 STATEMENT OF CHANGES IN FINANCIAL POSITION FOR
THE YEAR ENDED DECEMBER 31, 1998
 OPERATING ACTIVITIES:
   Net loss                                       Ps         -  Ps     155   Ps   (155)  Ps          -
   Depreciation and amortization charged to
   operations                                                -           -            -              -
-------------------------------------------------------------------------------------------------------
                                                             -         155        (155)              -
   Net change in restricted cash, accounts
receivable, inventories, prepaid expenses,
accounts payable and accrued expenses:                       -       (187)          187              -
-------------------------------------------------------------------------------------------------------
       Resources used in operating activities                -        (32)          187              -
-------------------------------------------------------------------------------------------------------
 FINANCING ACTIVITIES:
   Issuance of capital stock                           547,521          71         (71)        547,521
   Additional paid- in capital                          29,478           -            -         29,478
   Proceeds form loans and notes payables, net         228,895           -            -        228,895
-------------------------------------------------------------------------------------------------------
       Resources provided by financing
       activites                                       805,894          71         (71)        805,894
-------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES:                                                                               -
 Preoperating expenses                                 113,037           -            -        113,037
 Cambio neto en activos y pasivos monetarios            26,817           -            -         26,817
 Telephone network systems and equipment               270,106           -            -        270,106
 Other asset                                            27,491           -            -         27,491
-------------------------------------------------------------------------------------------------------
 Resources used in investing activities                437,451           -            -        437,451
-------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                     MAXCOM    CORPORATIVO ELIMINATIONS  CONSOLIDATED
                                                 ------------------------------------------------------
 CASH AND CASH EQUIVALENTS:
   Increase (decrease) during the period               368,443          39                     368,482
   Beginning balance                                    53,382           -            -         53,382
-------------------------------------------------------------------------------------------------------
   Ending balance                                 Ps   421,825  Ps      39   Ps       -  Ps    421,864
=======================================================================================================


                                                     MAXCOM    CORPORATIVO  ELIMINATIONS CONSOLIDATED
                                                 -----------------------------------------------------
BALANCE SHEET AS OF DECEMBER 31, 1999:
  Cash and cash equivalents and restricted cash   Ps   167,059  Ps      371  Ps       -   Ps  167,430
  Short- and long-term restricted cash                  20,362            -           -        20,362
  Accounts receivable                                   75,774        5,279     (5,154)        75,899
  Equipment for resale                                   7,322            -           -         7,322
  Prepaid expenses                                       4,475           99           -         4,574
  Frequency rights                                     112,002            -           -       112,002
  Telephone network system and equipment               859,532            -           -       859,532
  Preoperating expenses                                270,369            -           -       270,369
  Other assets                                          46,781          113         260        47,154
------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                               PS 1,563,676  PS    5,862  PS (4,894)   PS1,564,644
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
  Total liabilities                                    958,094        6,123     (5,155)       959,062
------------------------------------------------------------------------------------------------------
  Shareholders' Equity
------------------------------------------------------------------------------------------------------
  Capital stock and additional paid-in capital         842,220           71        (71)       842,220
  Deficit                                            (236,638)        (332)         332     (236,638)
Total Shareholder's Equity                             605,582        (261)         261       605,582
------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY                                     PS 1,563,676  PS    5,862  PS (4,894)   PS1,564,644
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY UNDER MEXICAN GAAP          605,582         (261)       261        605,582
------------------------------------------------------------------------------------------------------
              Preoperating expenses                  (290,588)                              (290,588)
------------------------------------------------------------------------------------------------------
              Capitalization of interest                40,213                                 40,213
------------------------------------------------------------------------------------------------------
              Amortization of preoperating
              expenses                                  19,073                                 19,073
------------------------------------------------------------------------------------------------------
              Amortization of frequency rights        (10,381)                               (10,381)
------------------------------------------------------------------------------------------------------
              Amortization of capital interest          (4046)                                 (4046)
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY UNDER U.S. GAAP             359,853                                359,853

STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 1999
  Revenues                                        Ps    96,099  Ps   96,236  Ps (96,236)  Ps   96,099
  Operating cost and expenses                        (303,832)     (97,089)      96,214     (304,707)
  Comprehensive (income) cost of financing            (28,400)          235          16      (28,149)
  Other                                                  (505)          128         496           119
------------------------------------------------------------------------------------------------------
       NET LOSS                                   PS   236,638  PS      490  PS   (490)   PS  236,638
------------------------------------------------------------------------------------------------------
       NET LOSS FOR THE YEAR UNDER MEXICAN GAAP   PS   236,638  PS      490  PS   (490)   PS  236,638
------------------------------------------------------------------------------------------------------
              Preoperating expenses                   (87,072)                               (87,072)
------------------------------------------------------------------------------------------------------
              Capitalization of interest                19,790                                 19,790
------------------------------------------------------------------------------------------------------
              Amortization of preoperating
              expenses                                  19,073                                 19,073
------------------------------------------------------------------------------------------------------
              Amortization of frequency rights         (3,180)                                (3,180)
------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                     MAXCOM    CORPORATIVO  ELIMINATIONS CONSOLIDATED
------------------------------------------------------------------------------------------------------
              Amortization of capital interest         (3,031)                                (3,031)
------------------------------------------------------------------------------------------------------
       NET LOSS FOR THE YEAR UNDER U.S. GAAP      PS   291,058  PS      490  PS   (490)   PS  291,058
------------------------------------------------------------------------------------------------------

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 1999
OPERATING ACTIVITIES:
  Net loss                                        Ps   236,638  Ps      490  Ps   (490)   Ps  236,638
  Depreciation and amortization charged to
  operations                                            80,919            -           -        80,919
------------------------------------------------------------------------------------------------------
                                                     (155,719)        (490)         490     (155,719)
  Net change in restricted cash, accounts
receivable, inventories, prepaid expenses,
accounts payable and accrued expenses:                  15,540          928       (435)        16,033
------------------------------------------------------------------------------------------------------
      Resources used in operating activities         (140,179)          438          55     (139,686)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Issuance of capital stock                             10,180            -           -        10,180
  Additional paid- in capital                            2,424            -           -         2,424
  Proceeds form loans and notes payables, net          647,518            -           -       647,518
------------------------------------------------------------------------------------------------------
      Resources provided by financing activities       660,122            -           -       660,122
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Preoperating expenses                                   84,690            -           -        84,690
Telephone network systems and equipment                670,455            -          62       670,517
Other asset                                             19,557          106           -        19,663
------------------------------------------------------------------------------------------------------
Resources used in investing activities                 774,702          106          62       774,870
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) during the period              (254,759)          332         (7)     (254,434)
  Beginning balance                                    421,825           39                   421,864
------------------------------------------------------------------------------------------------------
  ENDING BALANCE                                  PS   167,066  PS      371  PS     (7)   PS  167,430
------------------------------------------------------------------------------------------------------


                                                    MAXCOM     CORPORATIVO  ELIMINATIONS CONSOLIDATED
                                                 ------------------------------------------------------
BALANCE SHEET AS OF DECEMBER 31, 2000:
  Cash and cash equivalents and restricted cash   Ps 1,071,390  Ps      871  Ps    -      Ps 1,072,261
  Short- and long-term restricted cash                 568,878        -            -           568,878
  Accounts receivable                                   68,793        8,674     (21,385)        56,082
  Equipment for resale                                   9,011        -            -             9,011
  Prepaid expenses                                      22,612        -         (12,961)         9,651
  Frequency rights                                     106,208        -            -           106,208
  Telephone network system and equipment             1,197,136        -            -         1,197,136
  Preoperating expenses                                241,424        -            -           241,424
  Other assets                                         222,418          127        -           222,545
-------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                               PS 3,507,870  PS    9,672  PS (34,346)  PS 3,483,196
-------------------------------------------------------------------------------------------------------
  Total liabilities                                  3,066,135       11,815     (36,489)     3,041,461
-------------------------------------------------------------------------------------------------------
  Capital stock and additional paid-in capital       1,275,383           71         (71)     1,275,383
  Deficit                                            (833,648)      (2,214)        2,214     (833,648)
-------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                     MAXCOM    CORPORATIVO  ELIMINATIONS CONSOLIDATED
-------------------------------------------------------------------------------------------------------
  Total Shareholder's Equity                           441,735      (2,143)        2,143       441,735
-------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         3,507,870        9,672     (34,346)     3,483,196
-------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY UNDER MEXICAN GAAP        441,735      (2,143)        2,143       441,735
        Preoperating expenses                        (290,588)                               (290,588)
        Capitalization of interest                      55,620                                  55,620
        Amortization of preoperating
        expenses                                        48,018                                  48,018
        Amortization of frequency rights              (10,307)                                (10,307)
        Amortization of capital interest               (8,837)                                 (8,837)
-------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY UNDER U.S. GAAP           235,641      (2,143)        2,143       235,641
-------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000
  Revenues                                        Ps   266,064  Ps  163,893  Ps (163,893) Ps   266,064
  Operating cost and expenses                        (638,267)     (165,596)     163,893     (639,970)
  Comprehensive (income) cost of financing           (223,425)          814         (22)     (222,633)
  Other                                                (1,382)        (989)        1,900         (471)
-------------------------------------------------------------------------------------------------------
       NET LOSS                                   Ps   597,010  Ps    1,878  Ps  (1,878)  Ps   597,010
-------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR UNDER MEXICAN GAAP          Ps   597,010  Ps    1,878  Ps  (1,878)  Ps   597,010
              Preoperating expenses
              Capitalization of interest                15,407                                  15,407
              Amortization of preoperating
              expenses                                  28,945                                  28,945
              Amortization of frequency rights              74                                      74
              Amortization of capital interest         (4,791)                                 (4,791)
NET LOSS FOR THE YEAR UNDER U.S. GAAP             PS   557,375  PS    1,878  PS  (1,878)       557,375

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2000
Operating activities:
  Net loss                                        Ps   597,010  Ps    1,878  Ps  (1,878)  Ps   597,010
  Depreciation and amortization charged to
  operations                                           201,040            -            -       201,040
-------------------------------------------------------------------------------------------------------
                                                     (395,970)      (1,878)        1,878     (395,970)
  Net change in working capital                      (378,824)        2,397      (2,022)     (378,449)
-------------------------------------------------------------------------------------------------------
      Resources used in operating activities         (774,794)          519        (144)     (774,419)
-------------------------------------------------------------------------------------------------------
Financing activities:
  Issuance of capital stock                            342,235            -            -       342,235
  Additional paid- in capital                           90,928            -            -        90,928
  Proceeds form loans and notes payables, net        1,925,364            -            -     1,925,364
-------------------------------------------------------------------------------------------------------
      Resources provided by financing activities     2,358,527            -            -     2,358,527
-------------------------------------------------------------------------------------------------------
Investing activities:                                                                                -
  Telephone network systems and equipment              476,563            -           60       476,623
  Other asset                                          202,825           19          171       202,673
-------------------------------------------------------------------------------------------------------
      Resources used in investing activities           679,388           19          231       679,296
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
  Increase (decrease) during the period                904,345          500            -       904,845
  Beginning balance                                    167,045          371            -       167,416
-------------------------------------------------------------------------------------------------------
  ENDING BALANCE                                  PS 1,071,390  PS      871  PS        -  PS 1,072,261
-------------------------------------------------------------------------------------------------------

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19.      REVENUE BY GEOGRAPHICAL LOCATION

              The Company's concession title requires a revenue report by geographic location, which follows:

                                                MEXICAN PESOS
              ----------------------------------------------------------
                                                   CENTER-
              SERVICES              METROPOLITAN    SOUTH       TOTAL
              -----------------------------------------------------------
              PERIOD ENDED
                 DECEMBER 31, 1999
              Local                 Ps.  28,695 Ps. 2,270   Ps. 30,965
              Long distance              53,199       634       53,833
              Rent of dedicated
                 links                      486         -          486
              Sale of  customer
                 premise equipment        1,412       516        1,928
              Lease of capacity             645         -          645
              Other                       8,049       193        8,242
              -----------------------------------------------------------
                                    Ps.  92,486 Ps. 3,613   Ps. 96,099
              -----------------------------------------------------------
              YEAR ENDED
                 DECEMBER 31, 2000
              Local                 Ps. 149,210 Ps. 29,060  Ps.178,270
              Long distance              75,334      4,759      80,093
              Rent of dedicated
                 links                    2,460          -       2,460
              Sale of customer
                 premise equipment          689        689       1,378
              Lease of capacity             473         -          473
              Other                       1,830      1,560       3,390
              -----------------------------------------------------------
                                    Ps. 229,996 Ps. 36,068  Ps.266,064
              -----------------------------------------------------------




--------------------------------------------------------------------------------

                                                                         ANNEX B


                       RATIO OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Earnings for this purpose consist of earnings before provision for income tax plus fixed charges minus capitalized interest and capitalized debt issuance cost. Fixed charges for this purpose consist of interest expense plus the portion of rental expenses deemed to represent interest expense under operating lease agreements and the capitalization of interest and deferred cost related to the issuance of secured debt and senior notes. Under Mexican GAAP, earnings for the years ended December 31, 1999 and 2000 were insufficient to cover fixed charges by the amount of Ps.253,135 and Ps 679,232 respectively. Under U.S. GAAP earnings for the years ended December 31, 1998, 1999 and 2000 were insufficient to cover fixed charges by the amount of Ps.161,755, Ps 327,346 and Ps 655,004 respectively


-----------------------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------
                                                                      1998             1999             2000
-----------------------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges under Mexican GAAP
                                                                                        (2.45)           (0.39)
-----------------------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges under U.S. GAAP                     (1.21)           (2.40)           (0.29)
-----------------------------------------------------------------------------------------------------------------

                                                                         ANNEX C



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

        Note 18 of the consolidated financial statements presents the principal differences between Mexican GAAP and U.S. GAAP and contains a reconciliation of Maxcom's net income and stockholders' equity to U.S. GAAP.

        The U.S. dollar amounts provided below are translations from the peso amounts, solely for the convenience of the reader, at the noon buying rate at December 29, 2000 of Ps.9.62 per U.S. $1.00. You should not construe these translations as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this annual report.

                                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                   1996(1)(2)           1997(2)            1998(2)
                                                  -----------        -----------         -----------
                                                     THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS
                                              AND THOUSANDS OF U.S. DOLLARS, EXCEPT FOR PER SHARE DATA(4)(5)
STATEMENT OF OPERATIONS DATA:
Mexican GAAP
Telecommunications revenues ..............

Operating costs and expenses:
  Network operating cost .................
  Selling, general and
    administrative expenses ..............
  Depreciation and amortization ..........

    Total operating costs and expenses ...

Operating loss ...........................

Comprehensive (income) financing cost:
  Interest expense .......................
  Interest income ........................
  Exchange loss, net .....................
  Gain on net monetary position ..........

    Total comprehensive cost of
      financing ..........................

Other income, net ........................

Net loss .................................
Net loss per share .......................
Dividends per share ......................
Weighted average shares outstanding ......


U.S. GAAP
Net (loss) ...............................        Ps.  (6,133)       Ps. (63,455)        Ps.(120,276)
Net loss per share .......................             (1,126)               (43)                (15)
Dividends per share ......................                 --                 --                  --

BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents ................        Ps.      34        Ps.  53,397         Ps. 421,980
Restricted cash ..........................                 --                 --               2,026
Working capital(6) .......................                141             14,774              39,533
Frequency rights .........................                 --            114,614             114,614
Telephone network systems and
  equipment ..............................                291              1,256             270,009
Preoperating expenses ....................              6,132             68,653             210,647
Total assets .............................              6,598            252,694           1,058,809
Total debt ...............................                 --                 --             228,971
Capital stock and additional paid-in
  capital ................................              6,598            252,694             829,838
Deficit ..................................                 --                 --                  --
Shareholders' equity .....................        Ps.   6,598        Ps. 252,694         Ps. 829,838

U.S. GAAP
Shareholders' equity .....................        Ps.     465        Ps. 183,035         Ps. 638,307

OTHER FINANCIAL DATA:
Mexican GAAP
EBITDA(7) ................................
Capital expenditures .....................        Ps.   6,423        Ps. 126,145         Ps. 437,412
Ratio of earnings to fixed charges(8) ....                 --                 --                  --

U.S. GAAP
EBITDA(7) ................................        Ps. (6,213)        Ps.(64,620)         Ps.(140,944)
Ratio of earnings to fixed charges(9) ....                 --                 --                  --


                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                    1999(2)(3)            2000                2000
                                                   -----------        ------------         -----------
                                                      THOUSANDS OF CONSTANT DECEMBER 31, 2000 PESOS
                                               AND THOUSANDS OF U.S. DOLLARS, EXCEPT FOR PER SHARE DATA(4)(5)
STATEMENT OF OPERATIONS DATA:
Mexican GAAP
Telecommunications revenues ..............         Ps.  96,099        Ps.  266,064        $     27,657
                                                   ------------       ------------        ------------
Operating costs and expenses:
  Network operating cost .................              47,751             107,765              11,202
  Selling, general and
    administrative expenses ..............             176,037             331,166              34,425
  Depreciation and amortization ..........              80,919             201,040              20,898
                                                   ------------       ------------        ------------
    Total operating costs and expenses ...             304,707             639,971              66,525
                                                   ------------       ------------        ------------
Operating loss ...........................            (208,608)           (373,907)            (38,868)
                                                   ------------       ------------        ------------
Comprehensive (income) financing cost:
  Interest expense .......................              50,450             399,979              41,578
  Interest income ........................             (10,946)            (97,951)            (10,182)
  Exchange loss, net .....................              10,401              10,705               1,113
  Gain on net monetary position ..........             (21,756)            (90,101)             (9,366)
                                                   ------------       ------------        ------------
    Total comprehensive cost of
      financing ..........................              28,149             222,632              23,143
                                                   ------------       ------------        ------------
Other income, net ........................                 119                (471)                (49)
                                                   ------------       ------------        ------------
Net loss .................................         Ps.(236,638)       Ps. (597,010)       $    (62,060)
Net loss per share .......................                 (23)                (52)              (5.41)
Dividends per share ......................                  --                  --                  --
Weighted average shares outstanding ......          10,264,827          11,463,677          11,463,677

U.S. GAAP
Net (loss) ...............................         Ps.(291,058)       Ps. (557,375)       $    (57,939)
Net loss per share .......................                 (28)                (49)                 (5)
Dividends per share ......................                  --                  --                  --

BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents ................         Ps. 167,430        Ps.1,072,261        $    111,462
Restricted cash ..........................              20,362             568,878              59,135
Working capital(6) .......................               5,152            (164,934)            (17,145)
Frequency rights .........................             112,002             106,208              11,040
Telephone network systems and
  equipment ..............................             859,532           1,197,136             124,442
Preoperating expenses ....................             317,523             463,969              48,230
Total assets .............................           1,482,001           3,243,518             337,164
Total debt ...............................             876,419           2,801,783             291,246
Capital stock and additional paid-in
  capital ................................             842,220           1,275,383             132,576
Deficit ..................................            (236,638)           (833,648)            (86,658)
Shareholders' equity .....................         Ps. 605,582        Ps.  441,735        $     45,918

U.S. GAAP
Shareholders' equity .....................         Ps. 359,853        Ps.  235,341        $     24,495

OTHER FINANCIAL DATA:
Mexican GAAP
EBITDA(7) ................................         Ps.(127,689)       Ps. (172,867)       $    (17,969)
Capital expenditures .....................         Ps. 774,870        Ps.  679,296        $     70,613
Ratio of earnings to fixed charges(8) ....                  --                  --                  --

U.S. GAAP
EBITDA(7) ................................         Ps.(211,119)       Ps. (172,867)       $    (17,969)
Ratio of earnings to fixed charges(9) ....                  --                  --                  --

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

(5) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.62 per U.S. $1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2000. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

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

(8) Our earnings have been insufficient to cover fixed charges under Mexican GAAP since we started incurring debt in 1998, 1999 and 2000. Fixed charges include interest expense plus capitalized interest plus the portion of operating lease rental expense that represents the interest factor. We had no fixed charges coverage ratio for year ended December 31, 1998 because we were at preoperating stage. The fixed charge coverage deficiency for the years ended December 31, 1999 and 2000 amounted to Ps.253.1 million (U.S. $26.3 million) and Ps.669.2 million (U.S. $70.6 million), respectively.

(9) Our earnings have been insufficient to cover fixed charges under U.S. GAAP since we started incurring debt in 1998, 1999 and 2000. Fixed charges include interest expense plus capitalized interest plus the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1998, 1999 and 2000 amounted to Ps.162.7 million (U.S. $16.8 million), Ps.327.3 million (U.S.$34.0 million) and Ps.655.0 million (U.S. $68.0 million), respectively.