Form 20-F
period 2001-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2002-07-01
CIK 1113306

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

             [ ] registration statement pursuant to section 12(b) or
                   (g) of the securities exchange act of 1934

                                       or

              [X] annual report pursuant to section 13 or 15(d) of
                       the securities exchange act of 1934
                   For the fiscal year ended December 31, 2001

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

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                        COLONIA CENTRO DE CIUDAD SANTA FE
                               MEXICO, D.F. 01210
                    (Address of principal executive offices)


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
                                      None

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                              Senior Notes due 2007
                  Series N2 Ordinary Participation Certificates

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                     PURSUANT TO SECTION 15(D) OF THE ACT:
                     13-3/4% Series B Senior Notes Due 2007

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

                Series A shares, no par value   1,276,428
                Series B shares, no par value   1,226,372
                Series C shares, no par value   5,622,822
                Series N shares, no par value   5,622,822

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                    YES X   NO
                                       ---    ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                            ITEM 17       ITEM 18 X
                                    ---          ---
================================================================================

                                TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                   ----
PART I................................................................................................1
        ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................................1
        ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE...............................................1
        ITEM 3. KEY INFORMATION.......................................................................1
        ITEM 4. INFORMATION ON THE COMPANY...........................................................13
        ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................32
        ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................46
        ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................52
        ITEM 8. FINANCIAL INFORMATION................................................................59
        ITEM 9. THE OFFER AND LISTING................................................................59
        ITEM 10.ADDITIONAL INFORMATION...............................................................60
        ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................89
        ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................89
        ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................................90
        ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........90
        ITEM 15.RESERVED.............................................................................90
        ITEM 16.RESERVED.............................................................................90

PART II..............................................................................................91
        ITEM 17.FINANCIAL STATEMENTS.................................................................91
        ITEM 18.FINANCIAL STATEMENTS................................................................F-1
        ITEM 19.EXHIBITS............................................................................E-1

SCHEDULE II- VALUATION AND QUALIFYING ACCOUNTS ....................................................S-II

GLOSSARY OF TELECOMMUNICATIONS TERMS................................................................G-1

            Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2001 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

            Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 31, 2001, which was Ps.9.1560 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

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

            We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-5147-1125.

                                     PART I

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable.

ITEM 3.     KEY INFORMATION

A.          SELECTED FINANCIAL DATA

            The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from the audited consolidated financial statements of Maxcom for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, including the audited consolidated financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements.

            The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants ("MIPA"), which provides for the recognition of certain effects of inflation. See note 22 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders' equity to U.S. GAAP.

                                                                       AS OF THE YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------------
                                               1997(1)      1998(1)        1999(2)          2000            2001         2001(4)
                                             -----------  -----------    -----------     -----------    ------------   -----------
                                                                 THOUSANDS OF CONSTANT DECEMBER 31, 2001 PESOS
                                                   AND THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARES AND PER SHARE DATA(3)

STATEMENT OF OPERATIONS DATA:
MEXICAN GAAP
Net revenues ...............................                             Ps. 100,331     Ps. 277,780    Ps. 314,388    $   34,336
Operating costs and expenses:
   Network operating costs .................                                  49,854       112,510        150,439          16,431
   Selling, general and administrative .....                                 183,790       345,748        429,945          46,958
   Depreciation and amortization ...........                                  84,483       209,894        268,473          29,322
                                                                         -----------     -----------    ------------   -----------
        Total operating costs and expenses .                                 318,127       668,152        848,857          92,711
                                                                         -----------     -----------    ------------   -----------
Operating loss .............................                                (217,796)     (390,372)      (534,469)        (58,375)
Integral cost (income) of financing:
   Interest expense ........................                                  52,671       417,592        426,956          46,631
   Interest income .........................                                 (11,428)     (102,265)       (76,766)         (8,384)
   Gain on repurchase of debt ..............                                                             (121,249)        (13,243)
   Exchange loss (gain), net ...............                                  10,859        11,177        (90,787)         (9,916)
   Gain on net monetary position ...........                                 (22,688)      (94,069)       (82,656)         (9,028)
                                                                         -----------     -----------    ------------   -----------
        Total integral cost of financing ...                                  29,414       232,435         55,498           6,060
Nonrecurring charges .......................                                                               62,215           6,795
Other income (expense), net ................                                     151          (492)          (177)            (19)
Asset tax ..................................                                                                  751              82
                                                                         -----------     -----------    ------------   -----------
Net loss ...................................                                (247,059)     (623,299)      (653,110)        (71,331)
                                                                         ===========     ===========    ===========   ===========

Net loss per share, basic ..................                             Ps. (24.07)     Ps. (54.37)    Ps. (47.50)    $     (5.19)
Weighted-average shares outstanding ........  1,371,943    8,134,883      10,264,827     11,463,667     13,748,445      13,748,445

U.S. GAAP

Net loss ................................... Ps. (66,247) Ps. (125,568) Ps.(303,877)    Ps. (581,922)   Ps. (650,669)  $   (71,065)
Net loss per share ......................... Ps. (48.29)  Ps. (15.44)    Ps. (29.60)    Ps.   (50.76)   Ps.   (47.33)  $     (5.17)

BALANCE SHEET DATA:
MEXICAN GAAP

Cash and cash equivalents .................. Ps. 55,748   Ps. 440,562    Ps. 174,803    Ps. 1,119,478   Ps. 172,583    $    18,849
Restricted cash ............................                    2,115         21,259          593,928       186,803         20,402
Working capital(5) .........................     15,425       41,274           1,118         (66,560)       (37,818)        (4,130)
Frequency rights, net ......................    119,661      119,661         116,934         110,885        104,837         11,450
Telephone network systems and equipment, net      1,311      281,899         930,318       1,134,617      1,368,870        149,505
Preoperating expenses, net .................     71,676      219,923         282,275         252,055        221,853         24,230
Intangible assets, net .....................                                                 338,145        299,528         32,714
Rent deposits and other assets .............                                                   8,200         31,310          3,420
Total assets ...............................    263,821    1,105,434       1,526,706       3,636,578      2,508,580        273,982
Total liabilities ..........................                 239,054         910,751       3,175,391      2,699,586        294,843
Capital stock ..............................    263,821      835,372         846,000       1,203,306        976,096        106,607
Additional paid-in capital .................                  30,777          33,308         128,239        102,309         11,174
Accumulated deficit ........................                                (247,059)       (870,358)    (1,269,411)      (138,642)
                                             -----------  -----------    -----------     -----------    ------------   -----------
Shareholders' equity (deficit) .............    263,821      866,149         632,249         461,187       (191,006)       (20,861)

U.S. GAAP

Shareholders equity ........................ Ps. 191,089  Ps. 667,627    Ps. 376,909     Ps. 247,224    Ps. (402,528)  $   (43,963)

OTHER FINANCIAL DATA:
MEXICAN GAAP

EBITDA(6) ..................................                             Ps. (133,313)   Ps.(180,478)   Ps. (265,996)  $   (29,053)
Capital expenditures(7) ....................    131,700      456,673         808,991         709,209         474,299         51,802
Ratio of earnings to fixed charges(8) ......                                   (2.45)          (0.39)          (0.48)         (0.48)
Cash flow used in operating activities .....                                (145,813)       (811,740)       (336,568)       (36,759)

                                                                       AS OF THE YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------------
                                               1997(1)      1998(1)        1999(2)          2000            2001         2001(4)
                                             -----------  -----------    -----------     -----------    ------------   -----------
                                                                 THOUSANDS OF CONSTANT DECEMBER 31, 2001 PESOS
                                                   AND THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARES AND PER SHARE DATA(3)

U.S. GAAP

EBITDA(6) ................................. Ps. (67,463)  Ps.(147,146)   Ps. (133,307)   Ps. (180,473)   Ps. (288,258)  Ps. (31,483)
Cash used in operating activities .........     (54,088)      (97,679)   Ps. (232,862)   Ps. (742,528)   Ps. (363,610)  Ps. (39,715)
Cash provided by financing activities .....     183,218       893,982    Ps.  894,012    Ps. 2,572,445   Ps. (37,076)   Ps.  (4,050)
Cash used in investing activities ..........    (87,316)     (782,172)   Ps. (782,199)   Ps. (785,921)   Ps. (499,999)  Ps. (54,612)

         NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) All amounts incurred in operations from February 28, 1996 (date of incorporation) to May 1, 1999 (commencement of operations) were capitalized as "preoperating expenses" under Mexican GAAP. Therefore, no amounts are reported in the statement of operations for those periods.

(2) We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements reflect eight months of operations.

(3) Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2001. Restatement into December 31, 2001 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2001. The inflation index used in this annual report for 1997 figures is 1.5155, for 1998 figures is 1.2777, for 1999 figures is 1.1376 and for 2000 figures is 1.0440.

(4) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2001. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(5) Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

(6) EBITDA represents earnings before income and asset taxes, integral cost of financing, other income (expense), nonrecurring charges, and depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under Mexican or U.S. GAAP) because we believe it is a standard financial statistic commonly reported and widely used by analysts and other interested parties. We understand that EBITDA is also used by investors as one measure of an issuer's ability to service or incur indebtedness. We also understand that EBITDA may be defined differently by other companies that disclose a similarly titled account. You should not construe EBITDA as an alternative to operating income or as a measure of liquidity or cash flows from operating activities.

(7) Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(8) Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1999, 2000 and 2001 amounted to Ps.264.3 million, Ps.709.1 million and Ps.658.0 million, respectively. Since there is no statement of operations for the years ended December 31, 1997 and 1998, the information has not been included herein.

                                 EXCHANGE RATES

            The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 27, 2002 was Ps.9.970 per U.S.$1.00.

                                                                            NOON BUYING RATE(1)
                                                      ----------------------------------------------------------------
                                                       PERIOD END         AVERAGE(2)          HIGH               LOW
                                                       ----------         ----------         -------           -------
1997.........................................            Ps.8.07           Ps.7.917          Ps.8.41           Ps.7.72
1998.........................................               9.90              9.152            10.63              8.04
1999.........................................               9.48              9.553            10.60              9.24
2000.........................................               9.62              9.459            10.09              9.98
2001.........................................               9.16              9.337             9.97              8.95
December 2001................................                                                   9.25              9.09
January 2002.................................                                                   9.25              9.10
February 2002................................                                                   9.17              9.05
March 2002...................................                                                   9.11              9.00
April 2002...................................                                                   9.38              9.00
May 2002.....................................                                                   9.71              9.41

------------------

(1)  Source: Federal Reserve Bank of New York.

(2) Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.


B.          CAPITALIZATION AND INDEBTEDNESS

            Not applicable.

C.          REASONS FOR OFFER AND USE OF PROCEEDS

            Not applicable.

D.          RISK FACTORS

FACTORS RELATING TO MAXCOM

We anticipate that we will have negative operating cash flow until we develop a sufficiently large customer base

            The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. Our planned capital expenditures for 2002 are approximately U.S.$75.5 million. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and expect to generate insufficient cash flows to cover our fixed charges through 2002. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flows from our core operations.

            If we cannot generate significant revenues, achieve and sustain profitability or generate positive cash flows from operating activities in the future, we will not be able to meet our debt service or working capital requirements, and the value of our securities, as a result, would be materially reduced.

Our auditors have indicated in their report that there is substantial doubt about our ability to continue as a going concern under current conditions

            PricewaterhouseCoopers, in its Report of Independent Accountants dated March 13, 2002, except for note 23 for which the date is April 30, 2002 related to our consolidated financial statements as of and for the year ended December 31, 2001, has stated that we are highly leveraged and have suffered recurring losses from operations that raises substantial doubt about our ability to continue as a going concern. We believe that if our financial situation does not improve, we will be unable to service our debt and operate as a viable company and we may qualify for dissolution or liquidation under Mexican corporate law.

            During 2001, our accumulated losses exceeded the equivalent of two-thirds of our capital stock. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interest party may file a claim for dissolution and force us to liquidate our assets if the accumulated losses exceed two-thirds of our contributed capital.

We expect to incur net losses through at least 2003

            Our cash flow from operations for the year 2001 was insufficient to cover our fixed charges. Even with the consummation of the exchange offer and the private equity investment, we expect to continue to incur net losses through at least 2003.

We may need additional financing

            We may require additional financing in the future to service our indebtedness and fund our operations. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the indenture governing the new notes.

We may be unable to build out our network in a timely manner or without undue cost

            Our ability to achieve our strategic objectives will depend, in large part, upon the successful, timely and cost-effective buildout of our network. Factors that could affect such buildout include, among other things:

     -    our inability to obtain permits to use public rights of way;

     -    our inability to obtain future financing necessary for such buildout;

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

We depend on key personnel; if they were to leave us, we would have insufficient qualified employees

            Our operations are managed by a small number of key management personnel, the loss of whom could materially affect our operations. In June and July 2000, our then chief executive, chief operating and chief marketing officers resigned. In April 2001, our chief financial officer also resigned. We have since appointed new officers to all these positions. The significant turnover we have experienced among such management has affected our ability to develop and execute our business strategies. The success of our company depends in part upon our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the management personnel necessary for our success.

We may not have sufficient administrative, operational or financial resources to grow as rapidly as we would like

            Our expected growth will place a significant strain on our administrative, operational and financial resources. We anticipate that continued growth will require us to recruit and hire a substantial number of new managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain personnel who can manage our growth effectively, our growth may be limited and the quality of our service may be impaired. This occurrence could adversely affect our results of operations and financial condition.

We depend on Telmex for interconnection

            Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements. We use Telmex's network to service virtually all of our customers. Our interconnection agreement with Telmex expires on September 15, 2002. We cannot assure you that once this agreement expires we will be able to obtain the services we require from Telmex on terms and conditions that permit us to offer services at rates that are both profitable and competitive.

Our high leverage could affect our ability to service our debt

            We are highly leveraged. In 2001, our earnings were insufficient to cover fixed charges by an amount equal to Ps.658.0 million (U.S.$71.9 million). On a pro forma basis after giving effect to the exchange offer and the private equity investment consummated on April 29, 2002 and described in "Item 5. Operating and Financial Review and Prospects -- Recent Developments," our earnings in 2001 would have been insufficient to cover fixed charges by an amount equal to Ps.377.3 million (U.S.$41.3 million).

            Our ability to meet our debt service requirements will depend on our future performance, which is subject to a number of factors, many of which are outside our control. We cannot assure you that we will generate sufficient cash flows from operating activities to meet our debt service and working capital requirements. In addition, our high leverage could affect our access to credit or our ability to pursue business opportunities.

            The indenture governing the new notes issued pursuant to the exchange offer will limit but not prohibit our incurrence of additional indebtedness. We expect to incur additional indebtedness in the future. However, our significant level of indebtedness may impair our ability to raise additional indebtedness on commercially reasonable terms when required or with terms that will not limit our ability to develop our business.

            Furthermore, our significant leverage could adversely affect:

            - our ability to fund capital expenditures, acquisitions or operating losses or to refinance existing indebtedness;

            - our flexibility in planning for, or reacting to, changes in our business and market conditions; and

            -     our ability to compete in our markets.

We are and will be subject to restrictive covenants

            The terms of the new notes, impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability to, among other things:

            -           borrow money;

            -           pay dividends on our capital stock;

            -     purchase stock or repay subordinated indebtedness;

            -     make investments;

            -     restrict the ability of our subsidiaries to pay dividends;

            -     use assets as security in other transactions;

            -     sell assets; and

            -     consolidate or merge into other companies.

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

We may not be able to finance a change of control offer

            We will be required to offer to repurchase all of the new notes if a change of control, as such term is defined in the indenture governing the new notes, occurs. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase.

If we do not successfully upgrade and operate accounting, billing, customer service and management information systems, we may not be able to achieve desired operating efficiencies

            Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We intend to upgrade the accounting, information and processing systems necessary to provide services efficiently. However, we cannot assure you that we will be able to successfully upgrade or operate such systems or that they will perform as expected.

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

A significant portion of our revenues is represented by a small number of customers

            In 2001, our three largest customers accounted for 23.0% of our revenues. We believe that this customer concentration will be reduced over time as the size of our operations grows. However, our revenues could be negatively affected, at least in the short term, if one or more of our largest customers cancel our service.

We could be negatively affected by the "by-pass" traffic

            Pursuant to regulations of the Federal Telecommunications Commission (Comision Federal de Telecomunicaciones), which we refer to as "COFETEL," the only legal way to transport international long distance calls in Mexico is through the international settlement rate system. However, alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico exist. Some estimates show that, given the disparity between international settlement rates and domestic interconnection rates that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that "by-pass" the international settlement rate system. This practice is deemed illegal by COFETEL.

            Maxcom complies with all relevant regulations relating to local and long distance services and cannot confirm whether any of its high-volume customers is engaging in "by-pass" activities. Under Mexican legislation, Maxcom is not required to investigate whether any such high-volume customers are engaged in "by-pass" activity. Maxcom is required, however, to obey any COFETEL formal order to disconnect a customer deemed to be engaged in "by-pass" activity by COFETEL.

            Mexican regulatory authorities have announced their intention to conduct more rigorous audits of persons or companies engaging in "by-pass" activity. In December 2000, some of the major Mexican long distance carriers signed a cooperation agreement to combat "by-pass" in Mexico. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in "by-pass" activity, Maxcom's revenues could be negatively affected.

Our telecommunications network infrastructure has several vulnerabilities and limitations

            Our telecommunications network is the source of all our revenues. Any problem with or limitation of our network may result in a reduction in the number of our customers and our revenues. The development and operation of our network is subject to problems and technological risks, including:

            -     power loss;

            -     capacity limitations;

            -     software defects;

            - breaches of security, whether by computer virus, break-in or otherwise; and

            - other factors which may cause interruptions in service or reduced capacity for our customers.

            A failure to achieve current specifications for, or future upgrades of, our network may materially and adversely affect our results of operations and financial condition.

FACTORS RELATING TO THE MEXICAN TELECOMMUNICATIONS INDUSTRY

We face significant increasing competition, which may negatively affect our operating margins

            The telecommunications industry in Mexico is becoming highly competitive. We compete with our rivals primarily on the basis of features, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. In particular, as the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us, a nationwide network and concession and an established customer base.

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

We could lose our concessions if we do not comply fully with their terms

            The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. We believe we are currently in compliance with all of these terms. However, we cannot assure you that we will be able to comply in the future. A failure to comply could result in the termination of our concessions, and the Mexican government would not be required to compensate us. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness.

Fraud increases our expenses

            The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service. In 2001, we incurred approximately Ps.4.1 million in expenses for the prevention and detection of fraud.

The technology we use may be made obsolete by the technology used by our competitors

            All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology.

The Mexican government could temporarily seize or permanently expropriate our assets under certain circumstances

            The Mexican government has the authority to temporarily seize all assets related to a telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace, economic events, and for other reasons related to national security. In addition, the Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Mexican law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely.

FACTORS RELATING TO MEXICO

If Mexico experiences future political and economic crises, our business could be affected negatively

            We are a Mexican company with all of our operations in Mexico. Accordingly, the political and economic environment within Mexico can have a significant impact on our financial condition and results of operations.

            The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico held national elections, which were won by Vicente Fox, the candidate of the National Action Party (Partido Accion Nacional). This represents the first time in over 70 years that the Institutional Revolutionary Party (Partido Revolucionario Institucional) has not won the Presidency and has not secured the absolute majority of the Mexican Congress. We cannot predict the impact that this new political landscape will have on the Mexican economy, particularly on the growth and deregulation of the telecommunications industry.

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

Changes in tax or other regulations could have an adverse impact on our financial condition

            Effective January 1, 2002, the Mexican Congress expanded the scope of the Sales and Use Tax Law (Ley del Impuesto Especial Sobre Produccion y Servicios), whereby, among other things, a new 10% tax was imposed on the rendering of certain telecommunications and supplementary services. Although we believe, based on the advice of our tax and regulatory advisors, that local and long distance services, which are our core business, are not subject to such special tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In such case, our operations and financial condition would be materially and adversely affected.

            The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the Mexican Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes) and the Mexican Federal Telecommunications Commission (Comision Federal de Telecomunicaciones). These governmental agencies may take regulatory actions that could damage our business.

Foreign ownership restrictions limit our ability to raise equity capital

            Mexican law currently provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than cellular services, may be held by non-Mexicans. Non-Mexicans represent 49% of our full voting stock. In addition, Mexican authorities have mandated that our limited voting shares, which are also referred to as neutral investment shares, may not represent more than 95% of our capital stock.

            Under our current capital structure, we have limited flexibility to raise equity capital from non-Mexican investors. As a result, any future sales of equity securities, may require substantial participation by Mexicans or a waiver or modification of Mexican foreign investment laws and regulations. We cannot assure you that such a waiver or modification could be obtained.

We may lose money because of peso devaluations

            While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are, and after consummation of the exchange offer and the private equity investment, will be, denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 1998, the peso devalued 22.7% relative to the U.S. dollar.

            We do not currently have, nor do we expect to have, hedging arrangements with respect to this risk because we do not believe them to be cost effective for us. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the notes. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours. Although the peso-to-dollar exchange rate has remained relatively stable in the last three years, there may be significant devaluations in the future.

Developments in other countries may impact the price of our securities

            We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. Currently, the economic slow down in the United States, as well as political and financial crisis in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of these crises may worsen, or new crises may occur, which may negatively affect the price of our new notes and CPOs or our financial condition and results of operations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

            We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees' profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to Maxcom.

You may suffer a U.S. dollar shortfall if you obtain a judgment against us or a distribution in bankruptcy

            In the event you are awarded a judgment from a court enforcing our U.S. dollar-denominated obligations under either our old or new notes or the liquidation preference under our series N2 preferred stock, we will have the right to discharge our obligations by paying you in pesos at the exchange rate in effect on the date of payment of such judgment. Likewise, if we are declared bankrupt, we will have the right to discharge our obligations by paying our creditors in pesos at the exchange rate in effect on the date of the declaration of such bankruptcy.

            The exchange rate is currently determined by the Mexican Central Bank (Banco de Mexico) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federacion). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

            You should also be aware that in the event we are declared bankrupt by a Mexican court or if we are subject to a bankruptcy reorganization proceeding (concurso mercantil) in such court, our debt obligations, including the new notes and the old notes, if any, will cease to accrue interest and payment of any of our debt obligations would depend on the outcome of the bankruptcy reorganization proceedings, which are often very lengthy.

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

High inflation rates in Mexico may decrease demand for our services while increasing our costs

            In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 18.6%, 12.3%, 9.0%, and 4.4% in 1998, 1999, 2000, and 2001, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

            - inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

            - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs

            Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 24.8%, 21.4%, 15.2% and 11.3% for 1998, 1999, 2000 and 2001,
respectively. Although we do not currently have any peso-denominated debt, if we need to incur such debt in the future, it will likely be at high interest rates.

ITEM 4.     INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

            Maxcom Telecomunicaciones, S.A. de C.V. is a limited liability company (sociedad anonima de capital variable) with indefinite life, organized under the laws of Mexico on February 28, 1996. We were originally organized under the name "Amaritel, S.A. de C.V." We changed our legal name to "Maxcom Telecomunicaciones, S.A. de C.V." on February 9, 1999. Our legal name is also our commercial name.

            Our principal offices are located at Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210 and our general phone number is (52) 55-5147-1111. Our website address, the contents of which are not part of, or incorporated into, this annual report, is www.maxcom.com. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

            In February 1997, we were awarded Mexico's first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. The local telephony portion of our concession was expanded in September 1999 to cover over 80% of the Greater Mexico City area and a wider area within the Gulf region. In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service.

            In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions. Each of these concessions have a term of 20 years.

            We commenced commercial operations on May 1, 1999.

            For the three years ended December 31, 2001, we invested approximately Ps.1,992.5 million in capital expenditures, primarily for the buildout of our infrastructure.

            For 2002, we plan to invest approximately U.S.$75.5 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent approximately Ps.59.1 million (approximately U.S.$6.5 million) by March 31, 2002.

B.          BUSINESS OVERVIEW

            We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico and Puebla, where we currently operate, and certain other cities where we are planning to operate in accordance with our new nationwide concession, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. See below " -- Our markets -- Concession areas" for a fuller description of the new nationwide concession.

            The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide fast service to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed two central switching offices located in Mexico City and the City of Puebla, with a 170-kilometer fiber optic link connecting the two cities. As of December 31, 2001, we had in service two state-of-the-art Lucent Technologies 5ESS switches. We are currently negotiating with Lucent Technologies, Inc. and other vendors the acquisition of two additional state-of-the-art switches that will support our future growth and expansion.

            We believe that the combination of our smart-build network construction strategy, our position as a customer service-oriented provider, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

            We position ourselves as a single-source provider of telecommunications services to our customers. In addition to our existing local, long distance and data services, we offer value-added products such as digital high-speed data connectivity and Internet access. We are currently expanding the functionality of our network to offer other broadband services, such as dedicated Internet access, private lines and web-hosting.

            In order to support our market positioning, we follow a marketing strategy that is focused on differentiating ourselves from competitors. According to our market research, our target customers value highly, among other things, around-the-clock customer care availability, rapid response time and accurate billing. A key element in this strategy is to offer superior customer service, such as our "one-stop-shopping " feature which allows our customers to receive their statement containing local, long distance and Internet charges in one single invoice.

            Our new management team has significant experience in telecommunications and marketing. Our President and Chief Executive Officer was the former Chief Executive Officer of Iusacell, the second largest mobile telephone company in Mexico, which we refer to as "Iusacell." Our Chief Operating Officer has more than 10 years of experience in executive operations, having worked with Johnson Controls and AMP. Our Chief Financial Officer has more than 20 years of experience, which includes four years at Iusacell and 12 years at IBM. Our Chief Information Systems Officer has a wide range of experience in telecommunications, having worked four years at Iusacell. Our Chief Marketing Officer has a wide range of experience in marketing, having worked 14 years for Kraft Foods. Our recently hired Chief Commercial Operations Officer has more than six years of experience in the telecommunications industry, having worked in similar positions with Alestra, Iusacell and Axtel.

STRATEGY

            We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. Our management team has been executing a new strategy of growth in our existing markets and expansion in accordance with our new nationwide concession. This strategy includes the following components:

Capture unmet demand for telephony services

            We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 12.7 telephone lines per 100 inhabitants as of December 31, 2000, the increasing level of competition and the development of the Mexican economy.

Build our network on a demand-driven, modular basis

            We build our network based on customer demand. We first identify city areas with the largest potential for new lines, which we refer to as "clusters," in the markets that we serve through various market research techniques. We then carry out the network buildout in tandem with increased sales and promotional efforts targeted at customers within the cluster. This parallel track minimizes the time lag between the incurrence of capital expenditures and the generation of revenues, and allows a choice of technology and construction method based on the particular needs of the cluster. We refer to this approach as our "smart-build" strategy.

Differentiate product offerings based on features and price

            We believe that we can differentiate ourselves from competitors by offering a variety of product features that meet the specific needs of our customers. To that end, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at prices that are between 5% and 15% lower than the prevailing market price in order to build our customer base. See " -- Pricing."

Deploy cost-efficient technology

            We use a cost-efficient technology to deploy our network and serve our customers. Our current network consists of optical fiber, copper lines and microwave technology which we deploy to particular customers based on deployment cost, time to market, time to revenue, time to profitability, quality and reliability in our service.

            Our technology platform allows us to provide xDSL services, dedicated Internet access lines, POTS and ISDN services, among others. In addition, due to additional duct capacity in our current facilities we are able to deploy fiber-to-the-home (FTTH) services whenever customer premises equipment technology is available at reasonable prices. Our microwave rings allow us to reach customers throughout our market in a cost efficient manner and allow us to build network clusters that can reach from 500 to 6,000 lines.

Capitalize on our nationwide local telephony concession

            In September 2001, our local telephony concession was expanded, allowing us to provide service to all of Mexico. This provides us with an opportunity to target small and medium-sized businesses and residential customers within our new concession areas who we believe are willing to evaluate other alternatives as they look for better service, higher reliability and lower tariffs.

            In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in 2001 we more than tripled our number of lines in service and where we installed almost 40% of new net additions according to COFETEL.

OUR MARKETS

Concession areas

            In February 1997, we were awarded Mexico's first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we are required to start providing service to the cities of Queretaro, Leon, Celaya, Irapuato, Silao, Aguascalientes, Guadalajara and Monterrey by 2006.

            We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation's greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. In 2001, Mexico City had a population of approximately 20.0 million people, according to the Mexican National Institute of Statistics, Geography and Information (Instituto Nacional de Estadistica, Geografia e Informatica). Although Mexico City has the highest teledensity rate in Mexico, at approximately 34.2% telephone lines per 100 inhabitants as of June 2001, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2001, we had 41,873 lines installed in Mexico City.

            We also commenced commercial operations in the City of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 1.4 million people as of December 31, 2001. In the City of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.7% in 2001. As of December 31, 2001, we had 36,108 lines installed, as compared to 9,990 lines installed as of December 31, 2000. According to COFETEL, these new lines represented 40% of all the new lines installed in the City of Puebla during this period.

Clusters

            We have developed a comprehensive marketing strategy that starts by identifying city areas with the largest potential for new lines, which we refer to as "clusters." We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. A cluster becomes the basis for network design and deployment and for the launching of focused field sales and marketing one-on-one efforts.

            Our cluster strategy is divided into three stages:

            - IDENTIFY CLUSTERS through market research. Our market research is designed to identify small- and medium-sized businesses and residential customers. Once we identify potential customers within the clusters, we design the deployment of the access network to cover them. We perform a return on investment analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

            - DEPLOY CLUSTERS through the implementation of a sales plan for each cluster based on our network deployment schedule. We promote our services at the same time that we build our network.

            - FILL IN CLUSTERS by offering our services to all customers within the cluster.

OUR NETWORK

Buildout strategy

            We build out our network on a modular basis. Once a cluster has been identified in a joint effort by our marketing, engineering and sales departments, we build our network in clusters varying from 500 to 6,000 lines. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to four kilometers. These attributes also allow us to provide to our customers voice and data services, such as ADSL services with bandwidth of up to 2Mbps.

            We standardize all our Lucent, AFC and Ascom equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.

Network backbone

            At December 31, 2000, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed a Lucent Technologies 5ESS digital switch in each city with a total capacity of 120,000 trunks. Our switch in Mexico City is connected to four different nodes in the city's public switched telephone network, some by our own and some by leased fiber capacity. Our switch in Puebla is connected to the city's public switched telephone network by our own fiber ring. We also lease capacity to connect to long distance networks.

            In June 2000, we finished constructing a lighted 144 strand, 57 Kilometer fiber optic ring in the City of Puebla. We also acquired six strands of dark fiber for approximately 175 kilometers in metropolitan rings in Mexico City and obtained an option for additional capacity in future fiber optic rings also in Mexico City. In addition, the infrastructure is in place to provide local telephony service to five towns located along our Mexico City-City of Puebla fiber optic link.

            We use our own fiber optic rings to connect our microwave nodes to the fiber rings in order to transport the telephone communications from our customers to the telephone switch and from there back to our customers or to the public switched telephone network. We also use this fiber to provide to our customers dedicated links and dedicated Internet links that we connect through our fiber and also by leased capacity to the Internet backbone.

Last-mile connectivity

            The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use point-to-point microwave transmission technology for fast deployment to clusters and single site locations. We have point-to-point frequencies in the 15 and 23 GHz band forming a complex microwave network throughout both Mexico City and the City of Puebla in which collectively we have more than 400 microwave links. We use microwave links to connect customers with more than 20 lines and to connect clusters that cannot be immediately connected to our own fiber network. We also have a point-to-multipoint concession for the 10.5 GHz band, covering a portion of the Gulf region. We are testing different technologies in order to use this concession for commercial purposes.

            We also use wireline access to provide service to clusters. Clusters generally have an area ranging between one and six kilometers in diameter. An average of 50 kilometers of cable plant is required to provide last-mile connectivity within the clusters.

            We use copper wire feeder and distribution facilities placed from the host or remote site along rights of way with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its cost of construction advantage. Underground cable is placed using either the open trench or directional boring methods of construction. The size of the cable is based on the anticipated number of customers in each cluster's influence area as forecasted by our marketing research. We also integrate fiber optic facilities in the distribution plant to allow us to provide broadband services.

Switching

            We have a Lucent Technologies 5ESS digital switch in Mexico City and the City of Puebla. Our switch in Mexico City is currently engineered and equipped for 86,000 trunks, and new switches will be installed as the maximum capacity of the existing switches is reached. Our switch in the City of Puebla is engineered and equipped for 60,000 trunks. Each trunk can generally carry between 1 and 3 lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand.

            The switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

            Our switches also have a synchrony network that is designed to assure a proper synchronization of every call that is made in the cities we serve and to assure proper synchronization with the public switched telephone network as well as any other carriers with whom we connect. We also have two STPs (Signaling Transfer Point) in the City of Puebla and four in Mexico City to assure the proper signaling in our interconnection with all other carriers.

Operational support systems

            We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible, and to identify problems early in order to utilize available redundancy and repair the damaged part of the network.

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

OUR SERVICES

            Our primary focus of service is local telephony, particularly the provision of high-quality, flexible last-mile connectivity to small and medium-sized businesses and residential customers. We offer long distance service as an integrated value-added service for our local telephony customers. We do not offer our long distance service separately from our local telephony service.

            We currently provide value-added services such as: voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also provide digital high-speed connectivity and dial-up Internet access.

SERVICE PRODUCTS

            We seek to offer high-quality telephony service products combining
(1) prices that are between 5% and 15% below current market levels, (2) a wide range of value-added solutions and (3) superior customer service. The following are the service products we currently offer to our customers:

            - LINEAMAX RESIDENCIAL. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

            - LINEAMAX COMERCIAL. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

            - CENTRALMAX. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and attendant services.

            - LARGA DISTANCIA MAX. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See "Supervision and Regulation of the Mexican Telecommunication Industry -- Our concessions -- Long distance" for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

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

            - SPEEDY MAX (ADSL (256 AND 512 KBPS AND 1 AND 2 MBPS)). Asymmetric digital subscriber line is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company's LAN at a high-speed transmission.

            - ASISTELMAX. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our customers in case of emergency.

Beginning in the third quarter of 2002, we plan to start offering the following service products:

            - DIGITAL PRIVATE LINES. We expect that our private lines will be highly reliable dedicated circuits between two or more physical locations. They are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

            - VIRTUAL PRIVATE NETWORKS. This product provides customers with several telecommunications services such as simplified dialing, privacy and security of communications and control calls, over national and international private networks.

            - WEB SERVICES. Hosting web applications, domain name administration, applications on demand, unified messaging services and small and medium-sized business enablement content.

            - DEDICATED INTERNET ACCESS. For LAN, this product offers Internet access at high speed within a clear channel access to the Internet backbone.

            - CALLING CARDS. Calling cards provide the capability to offer subscribers the option of automatically billing their calls to an alternate account number. This service is typically provided as a convenience to subscribers that have a need to place calls when they are away from their homes or offices.

            - 1-800 NUMBERS. For those customers interested in making free of charge in-bound phone calls to their call centers.

            We believe that these products will help us capitalize on the significant data applications growth expected in Mexico and help us increase our participation in the small and medium-sized business market. In particular, we believe that these voice and Internet services constitute an attractive set of product services for those customers. We believe that this portfolio of data services will complement our voice product offerings and thus enable us to compete more effectively in the business customer segment.

PRICING

            We generally seek to maintain our prices between 5% and 15% below current market levels. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. Our pricing structure rewards long-term commitments by increasing discounts in relation to the length of the commitment. We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls.

            We pay interconnection charges to other carriers on a per minute basis. However, the common practice in the Mexican market is to charge customers on a per-call basis for local service. We seek to minimize the risk associated with this mismatch between our revenues and costs; for long holding time customers, we have, in some cases, implemented a per minute charge plan to be consistent with our interconnection fees that are on a per minute basis.

MARKETING AND SALES

General

            We seek to develop brand name recognition by using our corporate name, logo and product names consistently to portray a unified image. We conduct publicity drives within target clusters to small- and medium-sized businesses and to residential customers. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping and speed of line activation.

Sales and distribution channels

            We focus our sales efforts within clusters using door-to-door sales and telemarketing promotions. We promote our services primarily through advertisements on radio, billboards, in-building promotions, press and magazines. As we commence the deployment of our network within a cluster, we intensify our promotion efforts through our direct sales force in such cluster.

            Our direct sales approach is to assign sales representatives or teams to locations within a cluster or to single sites.

            As of December 31, 2001, we employed 52 internal salespeople and 237 external sales agents. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

            Our sales force is recruited from other telecommunications providers and systems integrators. In addition, we recruit highly qualified students with engineering and systems degrees from Mexican universities. We believe that current labor market conditions in Mexico allow us to recruit high-quality individuals. Our sales force undergoes extensive training that covers the industry of telecommunications, our products, our internal procedures and markets, sales, proposal preparation and presentation skills. In its sales effort, our sales force uses, among other things, multimedia presentation, corporate videos and corporate and product brochures.

            In addition to our sales force, we are developing other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing.

Customer service

            We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

            - CENTRALIZED ANSWERING POINT. This area responds to calls to our main number in Mexico City and the City of Puebla. Many prospective and existing customers use our centralized answering point for all types of queries, including queries regarding area codes, rates, billing and line installation and changes. Our hours of operation are 8:00 a.m. to 8:00 p.m. on Mondays through Fridays and 9:00 a.m. to 6:00 p.m. on Saturdays.

            - WALK-IN CENTER. We have one walk-in center in Mexico City and two in the City of Puebla for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are 8:00 a.m. to 8:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 6:00 p.m. on Saturdays.

            - CENTRALIZED TROUBLE-SHOOTING CENTER. This area responds to calls to our main number in Mexico City and the City of Puebla. This center is available 24 hours a day, seven days a week and handles customer service problems.

            Customers may access their billing statements through our website and link to the websites of two major Mexican banks to effect payment. In addition, customers may pay their bills with their credit cards, at our walk-in centers and at the branches of major Mexican banks. We also assist our customers with new service requests and product information at our walk-in centers.

CREDIT, BILLING AND COLLECTION

            We carry out credit checks on all our potential business customers using a leading Mexican credit bureau. Based on the result of the credit check, we assign a credit risk rating to the business customer and, depending on the credit risk assignment, request a deposit, bond or standby letter of credit. Normally, for business customers with an imperfect credit history we require a one to three-month deposit, which is calculated based on the number of lines contracted. For high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity.

            For our billing process, we use an Ericsson/Hewlett-Packard billing mediation platform and a Kenan Systems/Arbor billing platform interfaced with our customer service system. We collect our billing data from our switches using an X.25 data network, with magnetic tape as backup. We monitor collections and abnormal activity and develop statistics using our Kenan Systems/Arbor billing platform. Also, we have a state-of-the-art fraud management system developed by Sotas, the software manufacturer.

            We perform eight billing cycles per month for our business customers and four billing cycles per month for residential customers. We invoice customers monthly on a staggered basis, except in instances that customers represent a greater credit risk in which case we invoice weekly. For regular customers we prepare and mail our bills within five days after the close of each cycle. Customers then have twenty-one days to pay the bill after the cut off date.

            For customers with one to three lines, if a bill is past-due for more than two days, we call the customer and leave a reminder message on its phone. If the bill remains unpaid for five additional days, we restrict service to incoming calls only. If the bill remains unpaid for 30 additional days, we suspend the service and call or visit the customer to collect or negotiate the payment. In some cases, we forward uncollected receivables to a collection agency or, if necessary, to a legal agency. If no payment is received, we disconnect the line after ninety days past-due.

            For customers with more than three lines we use the same process described above, except that we use a personalized approach instead of leaving a phone message and we negotiate payment terms before any restriction, suspension or disconnection of the line.

            We have initiated a Customer Relationship Management Program (also known as CRM) to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program is U.S.$3.5 million and our strategic partner in this program is Siebel a software consulting company.

COMPETITION

            We primarily compete in the local telephony market on the basis of customer service, value-added products and price. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.

            We do not compete directly in the long distance market. Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, we do not offer our long distance service separately from our local telephony service. See " -- Supervision and Regulation of the Mexican Telecommunications Industry -- Our concessions -- Long distance" for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

Telmex

            Our main local telephony competitor is Telmex, the former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents substantially all of the wireline local telephony lines in Mexico. We depend on Telmex for local interconnection.

            Our core strategy is to service underserved markets by targeting new customers that do not currently receive the type of products and services that we offer. In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

New entrants

            We expect to face competition in local telephony from new entrants that have been awarded concessions and which have just begun, or are expected to begin, commercial operations. The more significant of these entrants are Alestra, Avantel Servicios Locales S.A. ("Avantel"), Axtel, S.A. de C.V. ("Axtel"), Megacable Telecomunicaciones de Mexico, S.A. de C.V. ("Megacable"), Pegaso and Unefon.

            Avantel, in which MCI WorldCom Inc. is a shareholder, was awarded a long distance service concession in 1996 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in Mexico City, Monterrey and Guadalajara.

            Alestra, in which AT&T Corp. is a shareholder, was awarded a long distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave frequency concession in the 15 and 23 GHz band range, a point-to-multipoint microwave frequency concession in the 10.5 GHz band range and a point-to-point national wireless telecommunications concession in the 7 GHz band range. Alestra offers nationwide long distance services in Mexico City, Monterrey and Guadalajara.

            Alestra and Avantel are using their local telephony concessions to service primarily the corporate business segment. We believe that Avantel and Alestra do not represent a significant risk for us in the short term. In particular, we believe that the core business of these companies will focus on a different business segment than ours.

            Axtel, in which Bell Canada International is a shareholder, was awarded a nationwide local telephony and long distance concession in June 1996, and fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band in May 1998. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000, and in Guadalajara, Puebla, Toluca and Leon during 2001. We believe that Axtel seeks to target both the high-level business and residential customers due to technological capacity issues.

            Megacable was awarded a wireline local telephony concession in July 1997. In addition, it has a point-to-point microwave frequency concession in the 23 GHz band range. Megacable operates currently only in Mexico City. We believe that Megacable will focus on providing service to large corporate customers.

            Pegaso, which recently announced that Telefonica will acquire a majority equity stake in it, was awarded a mix of 30 and 10 MHz bandwidth concessions in the 1.9 GHz band and PCS band concessions that cover all of

Mexico in June 1998. Pegaso offers services in Mexico City, Monterrey, Guadalajara, Tijuana, Toluca, Ensenada, Reynosa and Nuevo Laredo. We believe that Pegaso plans to cover the thirty-four most important cities in Mexico.

            Unefon won nationwide concessions for fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band and in the PCS 1.9 GHz band in May 1998. Unefon began commercial operations using the 1.96 GHz band in Toluca in early 2000 and has initiated operations in Mexico City, Puebla, Monterey and Guadalajara, among other cities, but it has not initiated services in the 3.4 GHz to 3.7 GHz band.

            We expect to face significant competition from some of these new entrants. We believe that, having already commenced operations in Mexico City and Puebla, we have a significant advantage over these competitors in terms of brand name recognition, operations and line growth in those cities. These competitors plan to provide local service in some of the cities in which we are required to provide services in order to comply with our concession obligations.

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

            The modernization of the Mexican telecommunications infrastructure began in 1990 with the privatization of Telmex, the former government -- controlled telecommunications monopoly. Since privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Market liberalization

            Historically, the Mexican telecommunications industry has been dominated by Telmex. In December 1990, the Mexican government initiated the privatization and deregulation of Telmex by selling a controlling portion of Telmex's equity to a private consortium led by Grupo Carso, S.A. de C.V., a Mexican conglomerate, as well as to subsidiaries of Southwestern Bell Corporation and France Telecom S.A. Subsequently, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band "A" in order to allow concessionaires to compete with Telmex.

            LOCAL TELEPHONY MARKET. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex's nationwide concession, which expires in March 2026, and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the Mexican Communications and Transportation Ministry (Secretaria de Comunicaciones y Transportes), which we refer to as the "SCT," published regulations governing the licensing of local services on a competitive basis.

            In order to promote competition in the local telephony market, the Mexican government granted several concessions beginning in 1997, including first the regional concession awarded to us for wireline local telephony service and now expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term, and authorizes, among other things, the provision of local telephony services and value-added services in a specified region of the country.

            In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephony service to build their own last-mile connectivity in order to reach their targeted customers.

            The Mexican government has also been conducting auctions of spectrum frequencies in the:

            - 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (fixed wireless local loop) frequency bands;

            - 7, 15, 23 and 38 GHz frequency band for nationwide point-to-point microwave transmission links; and

            - 10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

            Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, six companies won concessions in the 1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See " -- Competition."

            LONG DISTANCE TELEPHONY MARKET. In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex an exclusivity period for long distance telephony services of six years. In August 1996, the exclusivity period expired and competition commenced in January 1997. According to Pyramid Research, since the expiration of the exclusivity period and the subsequent beginning of competition, Telmex has lost 25% of the long distance telephony market to new competitors.

            In order to promote competition among domestic and international long distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30-year term, and authorizes the provision of domestic and international long distance services and value-added services.

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

            International liberalization trends will likely impact the flow of long distance telephone traffic to and from Mexico. In particular, demand for long distance services may be stimulated by reforms of domestic access/interconnection charges and international settlement rates and recent international trade negotiations. As such charges decline, overall demand for international and local services increases.

Mexican market characteristics

            POPULATION AND ECONOMIC GROWTH. According to the Economic Commission for Latin America and the Caribbean -- CEPAL (Comision Economica para America Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. In 2000, Mexico had an estimated population of 97.3 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2000, 33.1% of the population was under the age of 15, 61.6% between the ages of 15 and 65 and only 5.3% was over 65. After a decline in 1995, Mexico's real gross domestic product has grown in the past four years, rising by 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.9% in 2000. However in 2001,
according to an estimate made by Banco Nacional de Mexico S.A., the real gross domestic product decreased by approximately 0.4%.

            UNDERSERVED TELEPHONY MARKET. In 1999, The World Bank ranked Mexico as the 12th largest economy in the world. However, in terms of wireline penetration, Mexico was ranked 69th in the world. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service. The following table presents telephone wirelines in service per 100 inhabitants for the United States and selected Latin American countries as of December 31, 2000.

                           SELECTED TELEDENSITY RATES


                                                                   LINES IN SERVICE PER
COUNTRY                                                             100 INHABITANTS(1)

United States...................................                              68
Uruguay.........................................                              29
Argentina.......................................                              22
Chile...........................................                              22
Brazil..........................................                              19
Colombia........................................                              18
Mexico..........................................                              13
Venezuela.......................................                              11
Peru............................................                               7


(1)   Source: Pyramid Research

      According to Pyramid Research, the wireline local telephony market represents approximately 33% of Mexico's total telecommunications market, when measured by revenues, and generated approximately U.S.$4.5 billion of revenue in 2000. The business segment represents approximately 25% of the local telephony market, with the balance accounted for by the residential segment.

      PROJECTED GROWTH TRENDS. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage are expected to increase substantially. According to Pyramid Research, between 2000 and 2004, lines in service in Mexico are expected to increase by 6.0 million, a compound annual growth rate of approximately 10.4%. During the same period, teledensity rates are expected to increase from 12.7 lines per one hundred inhabitants in 2000 to 18.0 lines per one hundred inhabitants in 2004.

      According to Pyramid Research, local, domestic long distance and international long distance services revenues are expected to experience 11.4%, 11.3% and 9.7% compound annual growth rates in 2001, 2002 and 2003, respectively. Total local wireline telephony revenues in Mexico are expected to increase from U.S.$4.6 billion in 2000 to U.S.$7.5 billion in 2004. This growth is expected to result from a marked increase in the number of lines in service and in usage and not from an increase in local service rates, which are even expected to decrease slightly in this period due to the increasing level of competition.

SUPERVISION AND REGULATION OF THE MEXICAN TELECOMMUNICATIONS INDUSTRY

General

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

Concessions and permits

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

      There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the New Telecommunications Law, a company needs to register with COFETEL the rates for the telecommunications services that it wishes to provide in order to be able to provide them to the public.

      In addition, on January 1, 2002, the Mexican Congress enacted a law that expanded the scope of the sales and use tax to include additional services, including services provided by telecommunications companies. The new taxable base will be at a rate of 10%. However, the scope of this tax is not clear, because the law exempts certain services from the payment of this tax. We believe, based on the advice of our tax and regulatory advisors, that this new tax should not apply to the core of our business.

      OWNERSHIP RESTRICTIONS. Under the New Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera), concessions may be granted only to:

      -     Mexican individuals; and

      - Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

      However, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaria de Economia).

      Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as "neutral shares") that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

      TRANSFER. Concessions are transferable after the first three-year period of the concession, if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the New
Telecommunications Law and the Mexican Foreign Investment Law.

      TERMINATION. A concession or a permit may be terminated pursuant to the New Telecommunications Law upon the following events:

      -     expiration of its term;

      -     resignation by the concession holder or the permit holder;

      - revocation. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

            <  failure to exercise the rights of the concession within 180 days of the grant;

               <  failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

            <  loss of the concession or permit holder's Mexican nationality;

            <  unauthorized assignment, transfer or encumbrance of the concession or permit;

            <  unauthorized interruption of service;

            <  taking any action that impairs the rights of other
               concessionaires or permit holders;

            <  failure to comply with the obligations or conditions specified in the concession or permit; and

               <  failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.


      The SCT may revoke a concession for violations in any of the circumstances referred to in the first four instances above. Under the last four instances above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.

      - expropriation. The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company; and

      - dissolution or bankruptcy of the concession holder or the permit holder.

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

Rates for telecommunications services

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

      The Mexican Antitrust Commission has found that Telmex has substantial market power on the local, long distance and Internet and data transmission markets, as defined under Mexico's antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure of information. Telmex has obtained a provisional injunction against potential COFETEL actions that intend to regulate Telmex by imposing special obligations on Telmex regarding, among other things, quality of services, tariffs and disclosure information.

Our concessions

      LOCAL TELEPHONY. We obtained our regional wireline local telephony concession in February 1997. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all its terms.

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

      The concession requires us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule. According to this schedule, we must install at least an aggregate of 376,000 lines in at least 394 cities and towns in Mexico by the end of 2006. We are currently in compliance with all the material terms of the concession.

      The failure to comply with the terms of the concession could result in its revocation and the loss of the Ps.12.2 million performance bond that we previously issued to the SCT. See " -- Concessions and permits -- Termination."

      As of December 31, 2001, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.84,300 to Ps.4.2 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

      LONG DISTANCE. We obtained our nationwide long distance concession in February 1997, concurrently with our local telephony concession. Our nationwide long distance concession has a term of 30 years and may be renewable for up to an equivalent period, provided that we have complied with all its terms.

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

      - those which require a concession to operate radio or television broadcasting systems; and

      -     cable or other restricted television.

      The concession does not impose any limitations on our ability to set rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

      The concession requires us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long distance service in the same locations and at the same time in geographic areas where we provide local telephony services. Of these areas, we must provide service in 394 cities and towns in Mexico using our own or leased infrastructure by the end of 2006.

      We are currently in compliance with all the material terms of the concession.

      The failure to comply with the terms of the concession could result in its revocation and the loss of the Ps.12.2 million performance bond that we previously issued to the SCT. As of December 31, 2001, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.84,300 to Ps.4.2 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

      We service our long distance concession by reselling our long distance traffic to other carriers with such capability. We currently do not intend to provide long distance service to anyone other than our local telephony customers (who use our own infrastructure for call origination) to avoid having to pay significant special charges to Telmex. According to COFETEL regulations, any long distance carrier that wishes to interconnect to Telmex's local network must make a payment to Telmex on account of Telmex's investment to upgrade its local infrastructure to allow long distance competition. In December 2000, Avantel and Alestra negotiated with Telmex a one-time payment of U.S.$13.6 million as an infrastructure development charge and an interconnection fee of U.S.$0.0053 per minute. Telmex adjusts the infrastructure development charge at a 10% annual rate. COFETEL has implicitly accepted that Telmex may require other long distance carriers to make similar payments.

      According to the Mexican telecommunications regulations, all local carriers must offer their customers the option to select the long distance carrier of their preference; this practice is known as pre-subscription. However, local carriers may request a waiver of this obligation from COFETEL.

      On May 27, 2002, COFETEL granted us a waiver of the pre-subscription requirement. With this waiver, our local telephony customers who are currently using other long distance carriers may only change, if they wish to do so, to our long distance service. New local telephony customers must use our long distance service. This waiver is valid for two years in Mexico and Puebla, where we already have operations, and it is valid for five years anywhere else in Mexico.

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

      Point-to-multipoint. In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering Regions 3, 5 and 8, which include states in the north and southeast of Mexico's Gulf region in the 10.5 GHz with a 60 MHz bandwidth.

      These concessions, which were issued in April 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions require us to install a network and offer service to at least 30% of the population in each region covered by the concessions by the end of the second year after the issuance of the concession. We, together with 14 other concessionaires, have been unable to start operations in some of our Regions because of lack of commercially viable technological solutions and equipment for those frequencies. COFETEL initially granted extensions until April 2000 and later extended them to October 2001. On November 2001, we, together with 13 other concessionaires, requested that COFETEL amend our respective point-to-multipoint concessions in our Regions in order to postpone the installation of our network and the offering of our services until November 2002.

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

      LOCAL INTERCONNECTION. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps.0.3220 per minute for the month of December 2000 and Ps.0.1159 per minute for the month of December 2001.

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

      Through December 31, 2001, no material interconnection fees have been paid.

      MOBILE INTERCONNECTION. We have also signed reciprocal interconnection agreements with Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, a wholly-owned subsidiary of America Movil, which is a spin-off of Telmex; with several subsidiaries of Iusacell and with Operadora Unefon, S.A. de C.V. ("Unefon") and Pegaso Comunicaciones y Sistemas, S.A. de C.V., ("Pegaso"). Telcel and Iusacell are the first and second largest mobile telephony service providers in Mexico, respectively. Telcel is a nationwide cellular operator, while Iusacell provides cellular mobile services in seven of the nine regions covering central Mexico. Pegaso and Unefon are nationwide PCS mobile operators.

      The mobile to wireline interconnection fees with these carriers were Ps.0.3220 per minute for the month of December 2000 and Ps.0.1159 per minute for the month of December 2001. The wireline to mobile interconnection fees under the "calling party pays" mode was Ps.1.90 per minute for December 2000 and 2001. There is no interconnection fee for wireline to mobile interconnection outside of the "calling party pays" mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was Ps.0.0626 for the months of December 2000 and 2001.

      LONG DISTANCE INTERCONNECTION. Long distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we give our customers the option to use our long distance services or those of other providers. As a result, we grant long distance carriers the option to pick up calls at our facilities.

      As a company that provides local service, we have requested interconnection from all long distance carriers. To date, only Telmex, Alestra
S. de R.L. de C.V. ("Alestra"), Bestel, S.A. de C.V., Operadora Protel, S.A. de C.V. and Iusatel, S.A. de C.V., the long distance subsidiary of Grupo Iusacell, have agreed to provide interconnection. We have filed a complaint with COFETEL against four other long distance carriers who have refused to provide interconnection. It is unclear when COFETEL will rule in this issue.

      We currently provide our long distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.

C.    ORGANIZATIONAL STRUCTURE

      Maxcom has only two subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., each a Mexican limited liability company (sociedad anonima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which is owned by Marco Antonio Donjuan, the Controller of Maxcom. Mr. Donjuan's ownership is attributable to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

D.    PROPERTY, PLANT AND EQUIPMENT

      We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

      We lease space for administrative offices in Mexico City and the City of Puebla. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on February 26, 2007 and that is renewable for two additional 5-year terms. This building is comprised of 115,100 square feet. We lease an additional building in Magdalena, Mexico City, for a 15-year term that expires on September 30, 2013. We hold one of our Lucent 5ESS switches at that facility, which is comprised of 70,500 square feet plus parking space. We are planning to add extra space to our Santa Fe building in 2003 in order to support our growth and expansion and to reach an agreement to terminate the current leasing obligation in Magdalena, except for the switching area located on the first floor, which we intend to keep on a long term basis.

      Our offices in Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold our other Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term that expires on June 1, 2004, renewable for one similar additional term. This building is comprised of 1,350 square feet.

      We have a 96,900-square-foot industrial warehouse in Mexico City leased for a 2-year term that expires on July 31, 2003, renewable for seven additional 2-year terms. In addition, we lease approximately one hundred other sites that are used as hosts or single-site buildings and are located throughout Mexico City and the City of Puebla. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      All peso amounts discussed in this annual report are presented in constant December 31, 2001 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2001. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 31, 2001, which was Ps.9.1560 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

      The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2000 and 2001 and for the period from May 1, 1999 to December 31, 1999 and the years ended December 31, 2000 and 2001 and related notes.

      These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 22 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 22 to our financial statements also provides a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 1999, 2000 and 2002 and of stockholders' equity as of December 31, 1999, 2000 and 2001.

      Our financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the Mexican Institute of Public Accountants ("MIPA"), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

      We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2001), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2001. References in this annual report to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 1999, 2000 and 2001, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 12.3%, 9.0% and 4.4%, respectively.

      Bulletin B-12, issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Bulletin B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

RECENT DEVELOPMENTS

      On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

      - Holders tendered an aggregate of U.S.$259,410,000 in principal amount of 13 -3/4% series B senior notes due 2007 (which we refer to in this Annual Report as the "old notes") in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of new senior notes (which we refer to in this Annual Report as the "new notes") bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and (ii) 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as "CPOs," which represent in the aggregate 15.2% of our total capital stock;

      - Existing and new shareholders invested U.S.$66.2 million and received preferred stock (more fully described in "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders -- The capital restructuring") representing in the aggregate 77.0% of our total capital stock; and

      - Our capital structure was restructured as more fully described in "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders -- The capital restructuring."

      As a result of the debt restructuring, we will save U.S.$37.5 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$17.3 million in interest expense.

A.    RESULTS OF OPERATIONS

OVERVIEW OF MAXCOM

      We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized business and residential customers within our concession areas. We position ourselves as a single-source provider of telecommunications services to our customers.

      We commenced commercial operations on May 1, 1999 and currently provide last-mile connectivity to small and medium-sized business and residential customers in Mexico City and the City of Puebla. In addition to our existing local and long distance services, we offer value-added services such as digital high-speed data connectivity and dial-up Internet access. We are currently expanding the functionality of our network to offer other broadband services.

      We were incorporated in February 1996 to take advantage of business opportunities arising out of the liberalization of Mexico's telecommunications industry. In February 1997, we were awarded Mexico's first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. Our concession was expanded in September 1999 to cover over 80% of the greater Mexico City area, and a wider area within the Gulf region. In September 2001, our wireline local telephony concession was expanded to cover all of Mexico.

      We were also awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997, each for 20 years.

DEVALUATION AND INFLATION

      On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the peso relative to the U.S. dollar. Where the noon buying rate had been Ps.3.45 per U.S.$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen to Ps.5.00 per U.S.$1.00, representing a 44.9% devaluation. The peso continued to decline against the U.S. dollar during 1995, closing at a noon buying rate of Ps.7.74 per U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

      The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps.9.60 on December 31, 2000 to Ps.9.14 on December 31, 2001.

      Peso devaluations contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively.

      The general economic conditions in Mexico resulting from a devaluation of the peso and the resulting inflation may have a negative impact on our results of operations, primarily as a result of:

      -     the increase in the peso-carrying costs of our U.S.
            dollar-denominated debt and capital expenditure requirements;

      - the ensuing decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services; and

      - our inability, due to competitive pressures, to increase our prices in line with inflation.

CAPITALIZATION OF PREOPERATING EXPENSES

      We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our preoperating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing. Accordingly, our financial statements do not include consolidated statements of operations for the periods from February 28, 1996 (our date of incorporation) to April 30, 1999.

      Beginning on May 1, 1999, we were required to begin to amortize all previously capitalized pre-operating cost. These capitalized preoperating expenses, net, which amounted to Ps.282.3 million at December 31, 1999, Ps.252.0 million at December 31, 2000 and Ps.221.9 million at December 31, 2001, are amortized on a straight-line basis for a period not exceeding ten years.

RESULTS OF OPERATIONS

      The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

                                                      YEAR ENDED DECEMBER 31
                                                     -----------------------
                                                     1999     2000     2001
                                                     ----     ----     ----
Net revenues........................................ 100.0%   100.0%   100.0%
Operating cost and expenses:
   Network operating costs..........................  50%      41%      48%
   Selling, general and administrative expenses..... 183%     124%     137%
   Depreciation and amortization....................  84%      76%      85%
                                                     ----     ----     ----
     Total operating cost and expenses.............. 317%     241%     270%
Operating loss...................................... 217%     141%     170%
Integral cost of financing..........................  29%      84%      18%
Nonrecurring charges................................   0%       0%      20%
                                                     ----     ----     ----
Other expense, net..................................   0%       0%       0%
                                                     ----     ----     ----
Net loss............................................ 246%     224%     208%
                                                     ====     ====     ====

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net revenues

      Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 4.m. to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.

      Our net revenues increased 13.2% in 2001 as compared to 2000, from Ps.277.8 million in 2000 to Ps.314.4 million in 2001. This increase was primarily due to a 77.3% increase in the average number of lines in service from 25,222 in 2000 to 44,730 in 2001. The increase in net revenues was partially offset by a 36.2% overall decrease in ARPUs from U.S.$105 in 2000 to U.S.$67 in 2001.

      The decrease in ARPUs was primarily due to:

      - a significant shift in our customer mix towards residential lines, which carry a lower ARPU, from 35% of total lines at December 31, 2000 to 71% at December 31, 2001; and

      - a lower percentage of high-usage customers, who carry high ARPUs, but low profit margins, which resulted from the implementation of our strategy to shift our focus from less profitable lines. High-usage customers represented 55.2% of our net revenues in 2000 as compared to 29.1% in 2001.

      These two factors were offset in part by (i) a 6% increase in the monthly fee we charge our residential customers beginning in September 2001; and (ii) the adoption in July 2001 of a policy whereby we generally no longer waive installation charges to most of our residential customers.

      The following table presents a breakdown of our lines by type of customer at December 31, 2000 and 2001 and the percentage variation:

                           AT DECEMBER 31,
                      ---------------------------
                        2000      2001        %
                      ---------------------------

Business lines ..     17,582     22,444      27.7
Residential lines      9,328     55,537     495.4
                      ------     ------     -----
Total lines .....     26,910     77,981     189.8

Operating costs and expenses

      Our operating costs and expenses include:

      - network operating costs which, until December 31, 2000, were comprised of long distance reselling costs, circuit leasing costs and interconnection costs to carriers other than Telmex and, thereafter, also included network technical expenses, installation expenses, when applicable and disconnection expenses;

      - selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to temporary management and consulting services, executive recruiting consultants and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

      - depreciation and amortization mainly related to preoperating expenses, frequency rights, telephone network systems and equipment and intangibles.

      Our operating costs and expenses were Ps.848.9 million in 2001, a 27.0% increase as compared to Ps.668.2 million in 2000. This increase was primarily due to:

      - the 77.3% increase in the average number of lines in 2001 as compared to 2000, which resulted in a Ps.17.6 million increase in interconnection costs, a Ps.22.3 million increase in sales commissions, and Ps.15.9 million increase in maintenance expenses;

      - a Ps.59.8 million increase in one-time charges related to consulting and executive recruiting fees, executive compensation and incentive expenses and excess labor-related taxes; and

      - Ps.41.0 million increase related to installation expenses and the recognition of bad debt allowance and inventory obsolescence reserve.

      These two factors were partially offset by a Ps.56 million decrease in long distance reselling costs, primarily due to improved traffic management policies.

      Depreciation and amortization increased by Ps.58.6 million, or 28%, primarily because of a larger asset base.

Integral cost of financing

      Under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral cost of financing" refers to the combined financial effects of:

      -     net interest expense and interest income;

      -     net foreign exchange gains or losses;

      -     net gains or losses on monetary position; and

      -     gain on repurchase of debt.

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

      Our integral cost of financing before the gain on repurchase of debt was Ps.176.7 million in 2001, a 24.0% decrease as compared to Ps.232.4 million in 2000. The decrease in integral cost of financing was primarily due to a foreign exchange gain during 2001 of Ps.90.8 million as compared to a loss of Ps.11.2 million during 2000. This gain is a consequence of the 5.0% appreciation of the peso as compared to the U.S. dollar during 2001. In addition, we recorded a gain of Ps.121.2 million in 2001 due to the repurchase of U.S.$25.0 million (face value) of old notes.

      These two factors were partially offset in part by a 24.9% decrease in interest income from Ps.102.3 million in 2000 to Ps.76.8 million in 2001, as a result of a lower cash position combined with lower interest rates.

Nonrecurring charges

      We recorded Ps.62.2 million in nonrecurring charges primarily related to the write-off of fixed assets and installation expenses. Our new management evaluated and wrote off certain assets and recognized the cost of an overdue maintenance contract, which no longer are useful to our revised business objectives. In addition, installation costs that were originally capitalized were reversed to the extent they related to customers who are no longer part of our customer base. See note 14 to our consolidated financial statements.

Asset tax

      We recorded Ps.0.8 million in asset taxes in 2001. According to Mexican tax law, we were not liable for asset taxes in our first two years of operations.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

      Our consolidated statement of operations for the year ended December 31, 1999 covers only our first eight months of operations, which commenced on May 1, 1999. As a result, a comparison of our results of operations for 1999 and 2000 is not very meaningful.

Net revenues

      Our net revenues were Ps.277.8 million in 2000, a 177% increase as compared to Ps.100.3 million in 1999. This increase was primarily due to:

      - the fact that we started operations on May 1, 1999, and therefore 1999 reflects only eight months of operations, and

      - the growth in our line count from the start-up stage in 1999 to 26,910 lines as of December 2000.

      The following table presents a breakdown of our lines by geography and type of customer at December 31, 1999 and 2000 and the percentage variation:



                           AT DECEMBER 31,
                      ---------------------------
                        1999       2000      %
                      ---------------------------
Business lines ..     16,676     17,582      5.4
Residential lines      1,057      9,328    782.5
                      ------     ------    -----
   Total lines ..     17,433     26,910     54.4

Operating costs and expenses

      Our operating costs and expenses were Ps.668.2 million in 2000, a 110% increase as compared to Ps.318.1 million in 1999. This increase is primarily due to the:

      - fact that we started operations on May 1, 1999, and therefore 1999 reflects only eight months of operations; and

      -     growth in our service infrastructure from the start-up stage.

      Our network operating costs were Ps.112.5 million in 2000, a 126% increase as compared to Ps.49.9 million in 1999. This increase is primarily due to the same reasons mentioned above.

      Our selling, general and administrative expenses were Ps.345.7 million in 2000, an 88% increase as compared to Ps.183.8 million in 1999 and included the following:

      - Salaries, wages and benefits were Ps.188.4 million in 2000 as compared to Ps.106.8 million in 1999. As of December 31, 2000, our employee headcount was 457 compared to 293 employees as of a year earlier;

      - Leasing costs were Ps.27.5 million in 2000 as compared to Ps.21.1 million in 1999. During 2000, we incurred additional expenses by increasing the number of offices rented, the cluster sites for our customers and warehousing spaces;

      - Consulting fees were Ps.56.0 million in 2000 as compared to Ps.17.0 million in 1999. During 2000, we were forced to retain services of several consultants in order to fill vacant senior management positions; and

      - Marketing expenses were Ps.17.6 million in 2000 as compared to Ps.19.0 million in 1999. This decrease was mainly due to the lack of a focused marketing effort.

      Depreciation and amortization costs were Ps.209.9 million in 2000, a 148% increase as compared to Ps.84.5 million in 1999. This increase is due to the amortization costs related to the issuance of the old notes and the cost of stock options and warrants granted in connection with the operating agreement with CT Global Telecommunications, Inc., the strategic and assistance agreement with Bachow & Associates, Inc. and the vendor financing agreement with Nissho Iwai American Corporation. Additionally, depreciation costs stepped up to reflect the increase in fixed assets.

Integral cost of financing

      Our integral cost of financing was Ps.232.4 million in 2000, a 690% increase as compared to Ps.29.4 million in 1999. Our integral cost of financing in 1999 resulted from:

      - a net interest expense of Ps.41.3 million, mainly resulting from our level of indebtedness under the Nissho Iwai and the Hewlett Packard vendor facilities described below in "-B. Liquidity and capital resources-Financing sources and liquidity;" and

      - a Ps.10.9 million exchange loss resulting from the effect of the monthly fluctuation of the peso relative to the U.S. dollar on our net liability U.S. dollar position.

      Our integral cost of financing in 2000 resulted from:

      - a net interest expense of Ps.315.3 million related to interest payments on the old notes; and

      - a foreign exchange loss of Ps.11.2 million related to our indebtedness in foreign currency.

      These two factors were partially offset in part by a Ps.94.1 million monetary gain resulting from the effect of inflation on our net liability peso position in 2000.

PRINCIPAL DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

      The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S GAAP applicable to us; for a reconciliation of our net income and stockholders' equity to U.S. GAAP as of December 31, 1999, 2000 and 2001 and for each of the same three years; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

      In July 2001, the FASB issued FAS No. 141, "Business Combinations," which supercedes APB No. 16, "Business Combinations" and amends or supercedes a number of related interpretations of APB No. 16. The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

      In July 2001, the FASB also issued FAS No. 142, "Goodwill and Other Intangible Assets", which supercedes APB No. 17, "Intangible Assets." The Statement is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. FAS No. 142 requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

      The FASB also recently issued FAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of FAS No. 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligation and its associated asset retirement cost. FAS No. 143 is effective for fiscal years beginning after June 30, 2002.

      In 2001, the FASB issued FAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supercedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," and APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS No. 144 provides new guidance on (i) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (ii) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal yeas beginning after December 15, 2001.

      In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishment of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 will be classified on a going-forward basis. In addition, FAS No. 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provision of FAS No. 28 or 98 as applicable, instead of FAS No.
13. The provisions of this statement with regard to FAS No. 4 will be effective for fiscal years beginning after May 15, 2002, and those for FAS No. 13 will be effective for transactions occurring after May 15, 2002. Management is currently evaluating the impact that the adoption of these standards will have on our results of operations and financial position.

RECENT MEXICAN ACCOUNTING PRONOUNCEMENTS

      In November 2001, the MIPA issued the revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

      In addition, in December 2001, the MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their respective useful lifes. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of these standards will have on our results of operations and financial position.

B.    LIQUIDITY AND CAPITAL RESOURCES

FINANCING SOURCES AND LIQUIDITY

      We financed our start-up costs through capital contributions and vendor financing, as described below:

      - U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase Lucent Technologies equipment. We used U.S.$72.3 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

      - U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase NEC equipment. We used U.S.$13.9 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

      - U.S.$18.7 million vendor financing from Hewlett Packard de Mexico bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005. We used U.S.$16.3 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

      - U.S.$70.0 million raised from private equity investors since inception through May 1998.

      On March 17, 2000, we sold the old notes bearing an annual interest rate of 13 3/4% due April 1, 2007 in an aggregate principal amount of U.S.$300.0 million. Our debt service relating to the old notes for the first two years was paid with U.S.$77.9 million of the net proceeds of the offering of the old notes that were deposited in the interest escrow account.

      In September 2000, our principal shareholders invested an aggregate of U.S.$35.0 million of new capital. This capital contribution was used primarily to fund capital expenditures and working capital related to the buildout of our network infrastructure.

      During 2001, we financed our operations and capital expenditures with remaining funds from the issuance and sale of the old notes and with the remaining funds from the U.S.$35.0 million capital contribution materialized in September 2000.

      On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

      - Holders tendered an aggregate of U.S.$259,410,000 in principal amount of old notes in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of new notes bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and (ii) 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of CPOs, which represent in the aggregate 15.2% of our total capital stock;

      - Existing and new shareholders invested U.S.$66.2 million and received preferred stock (more fully described in "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders The capital restructuring") representing in the aggregate 77.0% of our total capital stock; and

      - Our capital structure was restructured as more fully described in "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders -- The capital restructuring."

      As a result of the debt restructuring, we will save U.S.$37.5 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$17.3 million in interest expense.

      We estimate that the U.S.$66.2 million private equity investment together with funds from operating activities and financing available through our cash reserves and future lines of credit with vendors and financial institutions, will be adequate to meet our new, reduced debt service, our working capital requirements and our capital expenditure needs through 2006. However, we cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the indenture governing the new notes.

      These estimates may be affected if we enter into joint ventures or acquisitions which are currently not foreseeable. Our future operating performance and ability to service and repay the new notes and the old notes, if any, will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

INDEBTEDNESS

      Our consolidated debt at December 31, 2001 was Ps.2,514.0 million (including Ps.74.3 million of debt discount related to the issuance of detachable warrants), of which all was long-term debt. All of our consolidated debt outstanding at December 31, 2001 was denominated in U.S. dollars. The old notes represented all of our indebtedness.

After giving effect to the April 29, 2002 debt restructuring, our pro forma consolidated debt at December 31, 2001 would have been Ps.1,651.7 million.

      The U.S.$300 million aggregate principal amount old notes accrued interest at an annual rate of 13 -3/4%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of old notes in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the April 29, 2002 debt restructuring, old notes in an aggregate principal amount of U.S.$259,410,000 were exchanged for new notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The new notes bear 0% interest through March 1, 2006, and 10% annual interest in the last year. Old notes in an aggregate principal amount of U.S.$15,590,000 remain outstanding.

      As a result of this debt restructuring, we will save U.S.$37.5 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$17.3 million in interest expense.

      The indenture governing the terms of the new notes restricts our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00, in each case after giving effect to the proposed incurrence of indebtedness. We do not, and are unlikely in the foreseeable future to, meet these ratios. However, pursuant to certain exemptions, we are still able to incur up to U.S.$100.0 million of indebtedness to finance the cost of acquiring or constructing or installing telecommunication assets, and up to U.S.$20.0 million for working capital purposes, in each case at any one time outstanding. The indenture governing the old notes no longer has covenants restricting our ability to incur indebtedness.

      The indenture governing the terms of the new notes also provides that, if an event of default occurs and is continuing, the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding new notes, may declare all the new notes to be due and payable immediately.

CHANGES IN FINANCIAL POSITION

      Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 1999, 2000 and 2001, our earnings were insufficient to cover our fixed charges by Ps.264.3 million (U.S.$28.9 million), Ps.709.1 million (U.S.$77.6 million) and Ps.658.0 million (U.S.$71.9 million), respectively.

Resources used for operating activities

      For the year ended December 31, 2001, net resources used in operating activities amounted to Ps.336.6 million compared to Ps.811.7 million for the year ended December 31, 2000. The decrease was mainly attributable to the release of the escrow account (Ps.526.2 million). This decrease was partially offset by the non-cash gain on the repurchase of debt of Ps.121.2 million. Net resources used in operating activities in 1999 were Ps.145.8 million. The increase in 2000 from 1999 was mainly due to the escrow of funds to guarantee the first four coupon payments on the old notes (Ps.438.2 million). In addition, we had a Ps.376.2 million higher loss in 2000 since that was our first full year in operation. This decrease was partially offset by Ps.125.4 million higher depreciation in 2000.

Resources provided by financing activities

      For the year ended December 31, 2001, net resources used in financing activities amounted to Ps.93.5 million compared to resources provided of Ps.2,463.6 million for the year ended December 31, 2000. The decrease was attributable to the issuance of the old notes (Ps.2,106.3 million) in March 2000 and the U.S.$35.0 million capital contribution (Ps.357.3 million) in September 2000. In 2001, we had no capital or debt infusion. Instead, we repurchased a portion of our debt for Ps.94.4 million. Net resources provided by financing activities in 1999 were Ps.689.2 million. The increase in 2000 from 1999 was mainly due to the fact that the only source of financing in 1999 was vendor financing in the amount of Ps.676.0 million.

Resources used for investing activities

      For the year ended December 31, 2001, net resources used for investing activities amounted to Ps.516.8 million compared to Ps.707.2 million for the year ended December 31, 2000. The decrease was mainly attributable to lower debt issuance costs of Ps.283.4 million partially offset by higher capital expenditures of Ps.295.3 million. Net resources used for investing activities in 1999 were Ps.809.0 million. The decrease in 2000 from 1999 was mainly due to lower capital expenditures of Ps.295.3 million offset by higher debt issuance costs of Ps.283.4 million.

OTHER CONTRACTUAL OBLIGATIONS

      In addition to our financial indebtedness, we are committed to make certain payments under different lease arrangements. All of our peso-denominated leases and some of our dollar-denominated site leases adjust automatically to reflect any variances experienced by the Mexican and U.S. consumer price index, respectively.

      The majority of our contractual operating leases denominated in pesos corresponds to our former corporate headquarters. This lease expires on September 30, 2013. We are subject to penalties for the early termination of this lease. We are currently evaluating the effects of the early termination of the lease or the subleasing or transfer of the lease to a third party, among others.

      Our new corporate headquarters are leased for a 5-year term, renewable for two additional 5-year terms. Site leases generally run for five, ten of fifteen year terms.

      The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

                                                                                   2006 &
                                         2002      2003       2004      2005   thereafter
                                         ----      ----       ----      ----   ----------
                                                     (in thousands of Pesos)

Facilities.........................  Ps.14,454  Ps. 1,401  Ps.1,309  Ps.1,242   Ps. 2,794
Sites..............................     15,091     12,757     7,512     6,493      22,224
Poles..............................      2,554          -         -         -           -
Others.............................        149          -         -         -           -
                                     ---------  ---------  --------  --------  ----------
    Total..........................  Ps.32,248  Ps.14,158  Ps.8,821  Ps.7,735   Ps.25,018
                                     =========  =========  ========  ========  ==========


      The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

                                                                              2006 &
                                  2002       2003         2004     2005     thereafter
                                  ----       ----         ----     ----     ----------
                                         (in thousands of U.S. dollars)
Corporate headquarters           $3,337     $2,503     $2,503     $2,503     $2,920
Sites ................              213         48         48         48        131
Poles ................               --         --         --         --         --
Others ...............              247        124         62         --         --
                                 ------     ------     ------     ------     ------
  Total ..............           $3,797     $2,675     $2,613     $2,551     $3,051
                                 ======     ======     ======     ======     ======

CAPITAL EXPENDITURES

      Through December 31, 2001, we have invested Ps.2,067.8 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative preoperating expenses and the expenses related to the issuance of the old notes. This amount includes Ps.121.0 million paid to obtain all of our frequency rights.

      For 2002, we plan to make capital expenditures of approximately U.S.$75.5 million, mainly to continue to build out our network. We estimate, that approximately U.S.$18.9 million will be spent to expand our fiber optic facilities; approximately U.S.$37.7 million will be used for the outside plant, both clusters and singles sites; approximately U.S.$8.3 million for our data platform, switches and telecom equipment; and approximately U.S.$10.6 million for other investments, including IT equipment, alternate channels program, transportation equipment, office /furniture, installation expenses and marketing expenses.

DIVIDEND POLICY

      Our current policy is to reinvest profits into our operations. In addition, the indenture that will govern the terms of the new notes allows us to pay cash dividends only if we meet the following conditions:

      -     a minimum consolidated leverage ratio of less than 3.75 to 1.00;

      -     a minimum fixed charge coverage ratio of 2.00 to 1.00;

      - no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

      - the cash dividend payments do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

CRITICAL ACCOUNTING POLICIES

Allowance of doubtful accounts receivable

      Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers, which represented 6.9% of our total customer base as of December 31, 2001. We consider a number of factors in determining the proper level of the allowance, including historical collection experience, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve 90% of the outstanding balance of a customer with at least one bill past due 90 days and 100% of the outstanding balance of a customer with at least one bill past due 120 days. We periodically review this policy to ensure that it accurately reflects current collection policies.

      In addition, in order to mitigate collections risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify any of this activity, we may have to recognize a higher degree of uncollectable accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense.

Revenue recognition

      We recognize revenues from telephone services provided to customers, from the sale of customer-premise equipment, from services provided to other telephone-service companies (such as interconnection services), and from installation charges.

      Revenues are recognized when the service is provided or the product is delivered. In addition, we have entered into agreements with several telephone carriers with a "bill and keep" feature. Under this arrangement, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If we fail to maintain a significant percentage of residential users, then the "bill and keep" arrangement will be terminated and asymmetrical interconnection rates may apply. Due to a timing lag, we must estimate whether or not the 70% threshold was exceeded for any given month and record a corresponding receivable or payable. Based on previous experience with these carriers, i.e. the threshold has never been exceeded; we have not accrued for any potential revenue or cost.

Installation costs

      Installation costs include labor, tools and materials and are capitalized and amortized over on a straight-line basis. Once service with a customer is terminated, the capitalized installation cost is expensed. However, installation costs vary from customer to customer depending on location. We do not track installation costs on an individual customer basis because to do so would be inefficient. Based on cost analysis, we have determined an average cost per customer and use this cost for amortization and disconnection purposes.

Valuation of long lived assets

      We review fixed, intangible and other long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, we estimate the fair value of the long-lived assets in order to calculate the impairment loss equal to the difference between the fair value and carrying value of the assets. We make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have in our ability to generate cash flow since, with inflation accounting, the carrying value is restated by inflation prior to the impairment analysis. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives could materially affect the valuation of our long-lived assets.

      We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated by taking the remaining contractual obligation of the estimated unused space minus the estimated proceeds to be received from any sub-leases to third parties.

Stock-based compensation

      We have historically entered into various agreements with third parties and our employees to exchange our warrants or our stock for services rendered to us. The fair value of such transactions is based on various assumptions, such as our value, volatility, risk free interest rates and expected life of the options. We contract a third party to assist in developing said assumptions. Different assumptions regarding such estimations could materially affect our financial position and results of operations.

Deferred taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from the different treatment for tax and accounting purposes of several items, such as depreciation, amortization, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely to occur, we must include an expense within the tax provision in the statement of operations.

      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation account for the full balance of our deferred tax asset as we feel it is unlikely we will use our net operating loss carryforwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance.

Related party transactions

      See "Major Shareholders and Related Party Transactions -- B. Related party transactions" for a full disclosure of our transactions with related parties.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      Maxcom does not undertake research and development activities other than market research.

D.    TREND INFORMATION

      The growth of competition has been substantial and we expect it to continue. We are in the process of improving our competitive position by strengthening our voice products and developing our data products and services. The increase in competition negatively affects our profit margins.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

      Our Board of Directors is responsible for the management of our business. Our Board of Directors currently consists of seven series A directors, two series B directors and four series N directors. Our series A shareholders have the ability to elect the majority of the Board of Directors. With the exception of Mr. Valdez, who was elected Director on October 2, 2001, the current members of the Board of Directors were elected at the shareholders' meeting held on May 22, 2001. At that May 22, 2001 meeting, the shareholders appointed only nine directors and nine alternate directors, leaving four seats vacant. Five directors were appointed by our series A shareholders, one director by our series B shareholders and three directors by our series N shareholders.

      At a shareholders' meeting on March 5, 2002, our shareholders resolved that, upon and subject to the consummation of the debt restructuring and recapitalization, the composition of our Board of Directors would change. The debt restructuring and recapitalization were consummated on April 29, 2002. As a result, and pursuant to the capital restructuring described in "Principal Shareholders -- Capital restructuring," our series A and A1 shareholders, voting together as a class, now appoint five directors. The remaining four directors are appointed by our series B and B1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in "Item 7. Major Shareholders and Related Party Transactions -- A. Major Shareholders -- Securityholders agreement," which became effective upon the consummation of the debt restructuring and recapitalization. The series B and B1 directors are now selected from among nominees proposed by Nexus -- Banc of America Fund II, L.P., a major shareholder which we refer to in this Annual Report as "Nexus."

      Series N2 shareholders have the right to appoint an observer to our Board of Directors for so long as the series N2 preferred shares represent at least 3% of the outstanding capital stock of the Company or, so long as any series N2 preferred stock remain outstanding and at least U.S.$17.5 million aggregate principal amount of the new notes remain outstanding. This observer, who will not be a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote. In the event Mexican foreign ownership restrictions are lifted, the series N2 shareholders will be entitled to appoint one director, provided the series N2 shares represent at least 10% of Maxcom's outstanding capital stock.

      The following table presents information concerning our directors prior to the debt restructuring and recapitalization (ages as of December 31, 2001):

NAME                                             POSITION                          AGE
----                                             --------                          ---
Adrian Aguirre Gomez.............   Series A Director and Chairman of the Board    51
Maria Guadalupe Aguirre Gomez....   Series A Director                              53
Maria Trinidad Aguirre Gomez.....   Series A Director                              41
Marco Provencio Munoz............   Series A Director                              43
Gilberto Solis Silva(1)..........   Series A Director                              54
Michael R. Coltrane..............   Series B Director                              55
Jacques Gliksberg................   Series N Director                              44
Sebastian Valdez.................   Series N Director                              40
Salvatore A. Grasso..............   Series N Director                              44

(1) Mr. Gilberto Solis Silva is an alternate series A director, substituting for Mr. Salvador Alva, who resigned in February 2002.

      The following table presents information concerning our current directors (ages as of December 31, 2001):


NAME                                             POSITION                                    AGE
----                                             --------                                    ---
Adrian Aguirre Gomez.............   Series A and A1 Director and Chairman of the Board        51
Maria Guadalupe Aguirre Gomez....   Series A and A1 Director                                  53
Maria Trinidad Aguirre Gomez.....   Series A and A1 Director                                  41
Marco Provencio Munoz............   Series A and A1 Director                                  43
Gilberto Solis Silva.............   Series A and A1 Director                                  54
Roberto Chute....................   Series B and B1 Director                                  28
Jacques Gliksberg................   Series B and B1 Director                                  44
Pedro Querio(1)..................   Series B and B1 Director                                  35
Salvatore A. Grasso..............   Series B and B1 Director                                  44

(1)   Mr. Pedro Querio is series B and B1 director, substituting for Mr. Barry
      R. Rubens, who resigned in April 2002.

      Miguel Sepulveda Martinez, Raul Sanchez Rucobo, Maria Elena Aguirre Gomez and Raul Guijarro de Pablo are alternate series A and A1 directors. Marco Viola, Michael Hajjar Jorge Cervantes and Roberto Engels are alternate series B directors. Enrique Boillini is the board observer for the series N-2 shareholders. Gonzalo Alarcon Iturbide is the secretary of the Board.

      Adrian, Maria Guadalupe, Maria Trinidad and Maria Elena Aguirre Gomez are siblings. Gilberto Solis Silva is the spouse of Maria Elena Aguirre Gomez. Raul Guijarro de Pablo is the spouse of Maria Trinidad Aguirre Gomez. Miguel Sepulveda Martinez is the spouse of Maria Guadalupe Aguirre Gomez.

      Set forth below is a brief biographical description of our directors:

      ADRIAN AGUIRRE GOMEZ has been a series A (now A and A1) director and Chairman of the Board of Maxcom since Maxcom's incorporation in February 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.), Corporacion Plusgamma, S.A. de C.V. (formerly known as Laguna Real, S.A. de C.V.) and Fundacion Teleton. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. In addition, he has been a member of the Consulting Board of UNICEF Mexico since 1997. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

      MARIA GUADALUPE AGUIRRE GOMEZ has been a series A director (now A and A1) of Maxcom since June 1999. She also sits on the Board of Directors of Sport and Terapy Center, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly Recover, S.A. de C.V.), Corporacion Plusgamma, S.A. de C.V. (formerly known as Laguna Real, S.A. de C.V.). Previously, Ms. Aguirre sat on the Board of Directors of Majurame, S.A. de C.V. and Cable Centro, S.A. de C.V. from February 1997 to April 1999 and was an Alternate Director of Grupo Radio Centro, S.A. de C.V., from July 1998 to May 1999. In her capacity as Alternate Director, Ms. Aguirre had both director and management responsibilities. Ms Aguirre holds an undergraduate degree in communications from the Universidad Ibero Americana.

      MARIA TRINIDAD AGUIRRE GOMEZ has been a series A director (now A and A1) of Maxcom since May 1998. She also sits on the Board of Directors of Talento Arte Visual, S.A. de C.V., Promotora de Radiodifusion del Sureste, S.A. de C.V., Promotora de Publicidad del Sureste, S.A. de C.V. and Publicidad y Promocion del Sureste, S.A. de C.V. Previously, Ms. Aguirre was an Alternate Director of Grupo Radio Centro, S.A. de C.V. from March 10, 1997 to May 7, 1999. Ms. Aguirre holds an undergraduate degree in communications from the Universidad Iberoamericana.

      MARCO PROVENCIO MUNOZ has been a series A (now A and A1) director of Maxcom since May 2001. He is also a partner and head of the public relations practice at the consulting firm MBD: Mexico Business Development. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs. Mr. Provencio worked also for three years for the Foreign Affairs Ministry, where he was appointed under-secretary for Economic and Multicultural Affairs. Mr. Provencio holds an undergraduate degree in economics from the Universidad Interamericana and a master's degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

      GILBERTO SOLIS SILVA has been a series A (now A and A1) director of Maxcom since February 2002. Prior to that Mr. Solis was an alternate series A director. He also is the Secretary of the Board of Radiocomunicacion Profesional, S.A. de C.V., Radiocomunicacion Enfocada, S.A. de C.V. and Radiocomunicacion Saltillo, S.A. de C.V. Previously, Mr. Solis sat on the Board of Directors of Grupo Radio Centro, S.A. de C.V. from 1990 to 1998. Mr. Solis holds an undergraduate degree in geological engineering from the UNAM.

      MICHAEL R. COLTRANE was a series B director and Vice Chairman of Maxcom from August 1997 until April 2002. Mr. Coltrane is President, Chief Executive Officer and Director of CT Communications, Inc. He also sits on the Board of Directors of Palmetto MobileNet, L.P., Access/On Multimedia, First Charter Corporation, and Northeast Medical Center. Mr. Coltrane is Vice Chairman of First Charter Corporation, the parent company of First Charter National Bank and Chairman of the United States Telecom Association. Previously, Mr. Coltrane served for more than six years as Executive Vice President of First Charter National Bank. Mr. Coltrane holds an undergraduate degree from Davidson College and a master's degree in business administration from the Wharton School of Business of the University of Pennsylvania.

      JACQUES GLIKSBERG was a series N director of Maxcom from May 1998 until April 2002, and has been a series B and B1 director since then. He also sits on the Board of Directors of Acme Paging, L.P., Bank America International Investment Corporation, Structured Intelligence LLP, Organizacion Rescarven, C.A. (Venezuela), Vesper Holdings, Velocom and Difusion Panoramica S.A. de C.V. Mr. Gliksberg has been a managing partner of Bank of America Equity Partners since 1994. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master's degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

      SEBASTIAN VALDEZ was a series N director of Maxcom from October 2000 until April 2002. He is Vice President of BancBoston Capital Inc. and President of BancBoston Investments Microserving Holdings, Inc. Further, he is on the Board of Directors of Grupo Embotelladores De Sureste S.A. de C.V., Recovery International Group Holdings and BancBoston Investments Microserving Holdings, Inc. Prior to joining us, Mr. Valdez spent four years as Vice President Loan Syndicate for BancBoston Securities, Inc. He was also a Vice President at the BankBoston Precious Metals division. Mr. Valdez joined BankBoston's Buenos Aires branch in 1985. Mr. Valdez holds an undergraduate degree from Instituto Tecnologico de Buenos Aires, Argentina.

      SALVATORE A. GRASSO was a series N director of Maxcom from May 1998 until April 2002, and a series B and B1 director since then. He also sits on the Board of Directors of Bachow and Associates, Inc. Mr. Grasso is currently Managing Director and Chief Financial Officer of Bachow and Associates, Inc., Chief Financial Officer of Bachow Innovative Master Fund, Ltd. and Paul S. Bachow Co-Investment Fund, LP. Further, he is the Vice-President of Bachow/Coastel Operations, Inc., Bala Equity, Inc., Bachow Co-Investment, Inc, Bachow 39 GHz, Inc., Bala Equity IV, Inc., Bachow Innovative Equity, LC, Bachow/Coastal, LLC, Bachow/Coastal, Inc., Bachow Investment Partners III, LP, Bachow Co-Investment, Inc., Bachow Strategic Partners, LLC. He is also a Partner in Bala Equity Partners, L.P., Bachow Co-Investment, L.P., Bachow Innovative Partners, L.P., Bachow Innovative Equity, L.P., Bachow Strategic Partners, L.P. and Bachtel Development, L.P. Mr. Grasso holds a bachelor of science degree in accounting from St. Joseph's University and is a certified public accountant in the state of Pennsylvania.

      SALVADOR ALVA was a series A director from May 2001 until February 2002. Mr. Alva has worked in different divisions of PepsiCo. where he has been President of Grupo Gamesa from 1996 to date. Prior to that Mr. Alva was General Manager for Latin America for the International Division of Alegro from 1985 to 1996. Mr. Alva is a Chemical Engineer from the Universidad Nacional Autonoma de Mexico and holds a master's degree in business administration from the Universidad de las Americas.

             _
      PEDRO QUERIO has been a series B and B1 director since June 2002. He also sits on the Board of Directors of Eki Discount (Argentina), Outdoor Advertising, Microlending, Structured Intelligence and Difusion Panoramica, S.A. de C.V. Mr. Querio has been working since 1997 for Banc of America Equity Partners - Latin America. Prior to that, Mr. Querio worked at Booz Allen & Hamilton in Buenos Aires, Argentina for one year, and for Merchant Bankers Asociados also in Buenos Aires, Argentina for four years, where he received extensive expertise in mergers an acquisitions and, corporate finance for capital risk funds of the group. Mr. Querio holds a Bachelor of Arts degree from the Universidad Catolica de Argentina and a master's degree in management from J.L. Kellog Graduate School of Management of Northwestern University, Chicago, Illinois.

      ROBERTO CHUTE, has been a series B and B1 director since April 2002. Mr. Chute sits on the Board of Directors of Difusion Panoramica, a Mexican outdoor advertising company, and Eki Discount, an Argentinean discount store chain. Mr. Chute has been an associate of Bank of America Equity Partners since September 2001. Previously, Mr. Chute worked for Goldman, Sachs, Techint and Strat Management Consulting. Mr. Chute holds an industrial engineering degree from the Instituto Tecnologico de Buenos Aires, Argentina and a master's degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

      BARRY RUBENS, was a series B and B1 director until April 2002. Mr. Rubens has been a Senior Vice President, the Chief Financial Officer, Secretary and Treasurer of CT Communications, Inc. since 1995. Mr. Rubens was Vice-President for External Affairs of the same company from 1992 to 1995. Prior to this, Mr. Rubens was a senior manager in Ernst & Young's telecommunications practice in Washington, D.C. Mr. Rubens serves on the executive committee of BellSouth Carolinas PCS, LLC, as a director of Carolinas FiberNet and as an officer and board member of Wireless One of North Carolina, LLC.

EXECUTIVE OFFICERS

      In April 2001, Mr. Fulvio del Valle was appointed as Chief Executive Officer. In February 2001, Mr. Eduardo Patron was appointed as Chief Marketing Officer. In May 2001, Mr. Rene Sagastuy was appointed as Chief Operating Officer and Mr. Ricardo Arevalo was appointed as Chief Information System Officer. In June 2001, Ms. Eloisa Martinez was appointed Chief Financial Officer. In September 2001, Mr. Francisco Soroa de las Cuevas was appointed Vice-President of Corporate Communications and Public Relations.

      The following table sets forth our current executive officers (ages as of December 31, 2001):

NAME                                             POSITION                      AGE
----                                             --------                      ---

Fulvio del Valle.................   President and Chief Executive Officer      52
Rene Sagastuy....................   Chief Operating Officer                    41
Eloisa Martinez..................   Chief Financial Officer                    42
Eduardo Patron...................   Chief Marketing Officer                    44
Ricardo Arevalo Ruiz.............   Chief Information Systems Officer          37
Francisco Soroa de las Cuevas....   Vice-President, Corporate Communications
                                    and Public Relations                       48
Carlos Castro Paniagua...........   Vice-President, Human Resources            51
Cesar A. Castillo Guerra.........   Chief Commercial Operations Officer        38

      Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

      FULVIO V. DEL VALLE has been the President and Chief Executive Officer of Maxcom since April 2001. Prior to joining Maxcom, Mr. del Valle was President of Iusacell since June 1997 and a member of its Board of Directors since June 1998. From August 1996 until June 1997, Mr. del Valle served as President of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior, Mr. del Valle served in senior Latin America region executive positions for several multinational positions for several multinational corporations. Mr. del Valle was employed by AMP Inc. as regional director, Latin America, from January 1996 through July 1996 and as President, Mexico, from August 1992 until December 1995. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronic Division, for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region, for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politecnico Nacional of Mexico and a master's degree in physics from Virginia Polytechnic Institute.

      RENE SAGASTUY has been Chief Operating Officer to Maxcom since May 2001. Prior to joining Maxcom, Mr. Sagastuy served for one year as Director of Operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de Mexico, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a bachelor's degree in civil engineering from the Universidad Iberoamericana in Mexico and a master's degree in Business Administration form the Instituto Technologico Autonomo de Mexico.

      ELOISA MARTINEZ has been Chief Financial Officer since June 2001. Prior to joining Maxcom, Ms. Martinez served for two years as Financial Planning and Control Director and two years as Assistant to the Chief Financial Officer at Iusacell. Previously, Ms. Martinez worked for 12 years at IBM Corporation in Mexico and in the United States, where she held the positions of Controller, Internal Audit Manager, Corporate Internal Auditor and Business Control and Planning Analyst. Ms. Martinez holds a bachelor's degree in Business Administration from the Instituto Politecnico Nacional in Mexico City and a master's degree in Business Administration from the Instituto Tecnologico de Estudios Superiores de Monterrey.

      EDUARDO PATRON has been Chief Marketing Officer of Maxcom since February 2001. Prior to joining Maxcom, Mr. Patron served for 14 years as Marketing Director, Assistant General Manager and in several other positions for Kraft Foods in Mexico, a subsidiary of Phillip Morris. Previously, Mr. Patron worked as Promotion and Merchandising Manager for Alfa Alimentos, S.A. de C.V., a food company, and as an account executive for A. C. Nielsen. Mr. Patron holds an Industrial Engineering degree from the Universidad Iberoamericana in Mexico.

      RICARDO AREVALO RUIZ has been Chief Information Systems Officer since April 2001. Prior to joining Maxcom, Mr. Arevalo served as Vice-President, Information Systems and Chief Information Officer of Iusacell from August 1997 to May 2001. Mr. Arevalo also served as Vice President, Information Systems, as Chief Information Officer and as Director, Systems Development of Grupo Iusacell Cellular during the previous two years. Before then, Mr. Arevalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de Mexico, S.A. de C.V. from May 1993 until August 1997. Mr. Arevalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arevalo has an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Technologico y de Estudios Superiores de Monterrey.

      FRANCISCO SOROA DE LAS CUEVAS has been Vice-President of Corporate Communications and Public Relations since September 2001. Prior to joining Maxcom, he held the same position at Nissan Mexicana for two years and at Iusacell for three years. Mr. Soroa has also served as Director of Public Relations for Pepsico de Mexico and Director of Public Relations and Press Secretary of the State of Puebla. Mr. Soroa de las Cuevas holds a bachelor's degree in International Relations, a Business Management Communications degree from the Universidad de las Americas and a Human Resources Management degree from Michigan University. He holds a bachelor's degree in International Relations from the Universidad de las Americas.

      CARLOS CASTRO PANIAGUA has been Vice-President of Human Resources since March 2001. Prior to joining Maxcom, Mr. Castro served as Director of Human Resources at Gillette de Mexico for twelve years and as Director of Corporate Human Resources at Phillips Mexicana for two years. Mr. Castro also served at Gillette de Mexico as engineering manager and production manager. Mr. Castro holds an industrial degree from the Centro Nacional de Ensenanza Tecnico Industrial.

      CESAR A. CASTILLO GUERRA has been Chief Commercial Operations Officer since May 2002. Prior to joining Maxcom, Mr. Castillo served at Axtel, S.A. de C.V. as Vice-President for the North Region, Vice-President of Mexico City and Vice-President of Sales and Service from February 2000 to April 2002. He also served as Director of Sales and Customer Care for the same company from January 1999 to February 2000. From May 1998 to January 1999, Mr. Castillo served at Iusacell where he was Director of Strategic Alliances and Channels (Marketing). Mr. Castillo was Director of Strategic Alliances and Alternate Channels for Alestra between May

1996 and April 1998. Mr. Castillo holds a CPA degree from the Instituto Tecnologico de Estudios Superiores de Monterrey - Monterrey Campus, as well as a master's degree in business administration with specialization in marketing, from the same University.

B. COMPENSATION

GENERAL

      For the year ended December 31, 2001, our executive officers received an aggregate compensation (including bonuses and severance payments) of approximately Ps.28.1 million. These amounts represent 6.5% of Maxcom's total selling, general and administrative expenses for 2001.

      Through December 31, 2001, members of our Board of Directors received options to purchase up to 250 series N shares at an exercise price of U.S.$0.01 per share, each time the member attended a Board of Directors or an Operating Advisory Committee meeting. The Chairman of the Board received options to purchase up to 500 series N shares at an exercise price of U.S.$0.01 per share each time he attended. There were two Board of Directors meetings and six Operating Advisory Committee meetings during 2001. In 2001, we granted to our directors options to purchase a total of up to 26,000 series N shares.

      Starting January 1, 2002, members and the Chairman of the Board will receive options to purchase up to 2,500 and 5,000 series N shares, respectively, at an exercise price of U.S.$0.01 per share, for each meeting attended. Both the 2001 and the 2002 options vest immediately.

OLD EXECUTIVE STOCK OPTION PLAN

      We implemented an executive compensation plan that included bonuses and stock options on our C/N CPOs (which are described in note (1) under "Item 7. Major Shareholders and Related Party Transactions -- A. Major Shareholders"). Upon the completion of the capital restructuring described in "Principal Shareholders -- Capital restructuring," beneficiaries under the plan will now receive series N shares in exchange for their series C shares.

      We granted 142,250, 583,000 and 206,820 options in 1999, 2000 and 2001, respectively for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then estimated fair market values. Of these options, 356,108 had vested and 12,424 had been forfeited at December 31, 2001.

NEW EXECUTIVE STOCK OPTION PLAN

      We are implementing a new executive stock plan, covering services rendered during the years 2001, 2002 and 2003. The plan will be divided into four levels, depending on the ranking of the different members of management. We expect that there will initially be 80 participants in the plan. Participants in the top three levels will be guaranteed a minimum number of options for series N stock. The granting of options for the fourth level, which is comprised of the junior-most management, will be discretionary.

      The number of options granted will depend on certain revenue and operating cash flow targets. There will be a bonus portion of the plan that will be allocated to individual executives at the discretion of management and the Board of Directors. Vesting will be 20% upon allocation and 20% per year for the next four years. Options will be granted during the second quarter of 2002, 2003 and 2004 at exercise prices of U.S.$0.4927, U.S.$0.5912 and U.S.$0.7094, respectively.

      For the options granted during the second quarter of 2002, we are finalizing the details of the implementation of this plan, including a Board of Directors resolution approving the beneficiaries and the execution of the plan with a Mexican trustee in charge of managing the plan.

      The number of options that we expect to be granted under the stock option plan for our Chief Executive Officer will depend on revenue and cash flow targets, and other factors such as the success of the debt restructuring, additional capital raising and the obtainment of certain regulatory approvals. In addition, the vesting will be over a two-year period from the grant date with an exercise price of U.S.$0.4927 per share for all shares.

      The maximum aggregate number of shares of series N stock that can be distributed under the new executive stock plan (which includes the Chairman of the Board and Chief Executive Officer plan), including potential bonuses, will be 25.9 million shares of series N stock, which is equivalent to about 11.6% of our capital stock on a fully diluted basis, after giving effect to the exchange offer (assuming all old notes are exchanged) and the private equity investment.

C.    BOARD PRACTICES

      The members of our Board of Directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected.

      Our Board of Directors established an Operating Advisory Committee responsible for advising the Board on, and overseeing, Maxcom's operations. The Operating Advisory Committee is currently comprised of Adrian Aguirre, Jacques Gliksberg, Salvatore Grasso, Roberto Chute and Fulvio del Valle.

      Under the Mexican Companies Law (Ley General de Sociedades Mercantiles), we are required to have at least one statutory auditor (comisario), who is elected by our shareholders at the annual ordinary general shareholders' meeting. C.P. Juan Manuel Ferron is our statutory auditor. The primary role of the statutory auditor is to report to our shareholders at the annual ordinary general shareholders' meeting regarding the accuracy, sufficiency and reasonable basis of the financial information presented to such shareholders by the Board of Directors.

      Our executive officers are appointed by the Board of Directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

      Members of the Board of Directors are not entitled to any benefits upon termination.

D.    EMPLOYEES

      As of December 31, 2001, we had 660 employees. Of these, 119 employees were unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonia, Comunicaciones, Cibernetica, Productos Electricos, Electronicos, Similares y Conexos de la Republica Mexicana). This agreement is renewable every year and next expires on March 31, 2002. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

E.    SHARE OWNERSHIP

      None of our directors or officers owns more than 1% of our shares, excluding the shares held by the Aguirre Gomez family, which are described below in "Principal Shareholders."

      The only agreement that we currently maintain for purposes of compensating our employees with our capital stock is our old executive stock option plan, described above under " -- B. Compensation."

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table presents the equity structure of Maxcom at December 31, 2001:


                                  SERIES A STOCK    SERIES B STOCK      SERIES C STOCK(1)    SERIES N STOCK(1)       TOTAL
                                -----------------   ----------------    -----------------   -----------------    -----------------
                                 NUMBER       %      NUMBER      %       NUMBER       %      NUMBER       %       NUMBER       %
NAME OF STOCKHOLDER             OF STOCK    OWNED   OF STOCK   OWNED    OF STOCK    OWNED   OF STOCK    OWNED    OF STOCK    OWNED
-------------------             --------    -----   --------   -----    --------    -----   --------    -----    --------    -----

Aguirre Gomez Family(2)......  1,276,428   100.0%                        405,064     7.2%     405,064     7.2%    2,086,556    15.2%
CT Global
   Telecommunications,
   Inc.......................                      1,226,372   100.0%    515,953    10.9%     515,953    10.9%    2,258,279    16.4%
BankAmerica International
   Investment Corporation....                                          1,577,582    28.1%   1,577,582    28.1%    3,155,164    22.9%
Bachow Investment
   Partners III, LP..........                                          1,166,568    20.8%   1,166,568    20.8%    2,333,136    17.0%
Latinvest Strategic
   Investment Fund, L.P......                                            671,964    12.0%     671,964    12.0%    1,343,928     9.8%
BancBoston Investments, Inc..                                            658,702    11.7%     658,702    11.7%    1,317,404     9.6%
LA Strategic Capital Partners II                                         175,287     1.3%     175,287     1.3%      350,573     2.5%
Other Investors..............                                            451,702     8.0%     451,702     8.0%      903,404     6.6%
                               ---------   -----   ---------   -----   ---------     ---    ---------   -----    ----------   -----
                               1,276,428   100.0%  1,226,372   100.0%  5,622,822     100%   5,622,822   100.0%   13,748,444   100.0%


(1) The series C and series N stock were deposited into a trust, which issued C/N CPOs and which will be terminated upon the consummation of the exchange offer. Upon implementation of the capital restructuring, all current series C shares will be converted into series N shares, the C/N CPO Trust will be terminated and the C/N CPOs will be cancelled.

(2) The shares of Maxcom controlled by the Aguirre Gomez family are held individually or through trusts or corporations.

SHARE OWNERSHIP UPON DEBT RESTRUCTURING AND RECAPITALIZATION

         The following table presents Maxcom equity structure after giving effect to the consummation of our debt restructuring and recapitalization on April 29, 2002:

                          SERIES A    SERIES A1  SERIES B    SERIES B1  SERIES N    SERIES N1    SERIES N2                     %
NAME OF SHAREHOLDER        SHARES      SHARES     SHARES      SHARES     SHARES      SHARES       SHARES       TOTAL         OWNED
                          ---------   ---------   ---------  ---------  ----------  -----------  ----------   -----------    ------
Current shareholders(1).  1,276,428               1,226,372             11,245,644                             13,748,444      7.90%
New investors(2)........              6,088,896              5,848,209              122,468,441               134,405,546     77.00%
Old note holders(3).....                                                                         26,459,820    26,459,820     15.10%
                          ---------   ---------   ---------  ---------  ----------  -----------  ----------  ------------    ------
   Subtotal.............  1,276,428   6,088,896   1,226,372  5,848,209  11,245,644  122,468,441  26,459,820   174,613,810    100.00%
                          =========  ==========  ==========  =========  ==========  ===========  ==========  ============    =======

(1) Current shareholders include all the shareholders mentioned in the table above.

(2) New investors include those investors who participate in the private equity investment. These investors include some of the current shareholders (and affiliates of our current shareholders) such as certain members of the Aguirre Gomez family, Nexus and BAS Capital Funding Corporation, and certain first-time equity investors.

(3) Old note holders are those who exchange their old notes in the exchange offer.

         In addition, we have issued options for the purchase of up to 33.2 million series N shares. See " -- Outstanding options and warrants."

         The following table presents Maxcom's equity structure after giving effect to the consummation of the debt restructuring, the recapitalization and the implementation of the capital restructuring, on a fully diluted basis:

                          SERIES A   SERIES A1  SERIES B    SERIES B1  SERIES N      SERIES N1    SERIES N2                    %
NAME OF SHAREHOLDER        SHARES     SHARES     SHARES      SHARES     SHARES        SHARES       SHARES       TOTAL        OWNED
                          ---------  ---------   ---------  ---------  ----------    -----------  ----------   -----------   -------

Current shareholders....  1,276,428              1,226,372             11,245,644                               13,748,444     6.44%
New investors...........             6,088,896              5,848,209               122,468,441                134,405,546    62.97%
Old note holders........                                                                          26,459,820    26,459,820    12.40%
Options and warrants....                                               38,820,624                               38,820,624    18.19%
                          ---------  ---------   ---------  ---------  ----------    -----------  ----------   -----------    ------
   Subtotal.............  1,276,428  6,088,896   1,226,372  5,848,209  50,066,268   122,468,441   26,459,820   213,434,434   100.00%
                          ========= ==========  ==========  =========  ==========   ===========  ===========   ===========   =======

THE CAPITAL RESTRUCTURING

         We obtained an authorization from the Mexican Foreign Investment Bureau (Direccion General de Inversion Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

         Under the capital restructuring, we liquidated the existing C/N CPO trust and canceled the corresponding C/N CPOs. Additionally, the series C stock was converted at an exchange ratio of one - to - one into series N stock. As a result, the holders of the C/N CPOs have become the direct holders of two shares of series N stock for each C/N CPO.

         Additionally, we issued the following series of stock:

         -    Series A1 common voting stock with preferred liquidation rights;

         -    Series B1 common voting stock with preferred liquidation rights;

         -    Series N1 preferred stock with limited voting rights; and

         -    Series N2 preferred stock with limited voting rights.

         The holders of our series A stock and series A1 preferred stock voting together as a class have the ability to elect the majority of the Board of Directors. All series A stock and A1 preferred stock are beneficially owned, directly or indirectly, by several members of the Aguirre Gomez family, including Adrian Aguirre Gomez, Maria Guadalupe Aguirre Gomez, Maria Elena Aguirre Gomez, and Maria Trinidad Aguirre Gomez. Pursuant to our amended by-laws, our amended series A stock and A1 preferred stock represent 51% of our voting stock and may only be held by Mexican nationals.

         Although the Aguirre Gomez family holds 51% of the voting stock through the series A stock and A1 preferred stock, and has the power to elect the majority of the Board of Directors, its ability to control Maxcom is substantially limited by the terms of the securityholders' agreement described below under " -- Securityholders agreement." The holders of our series B stock and series B1 preferred stock voting together have the right to elect four directors of our nine-member Board of Directors. However, pursuant to the terms of the securityholders agreement, the series B and B1 director are elected from among nominees proposed by Nexus.

         The holders of our series N2 preferred stock have the right to appoint an observer to the Board of Directors for so long as (i) the series N2 preferred shares represent at least 3% of the outstanding capital stock of Maxcom or (ii) there is at least one share of series N2 preferred stock remain outstanding and at least U.S.$17.5 million aggregate principal amount of the new notes remain outstanding. This observer, who is not a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote.

OUTSTANDING OPTIONS AND WARRANTS

         As of the date hereof, we have authorized the issuance of options and warrants for the purchase of up to 38.8 million series N shares. Each option entitles the holder to purchase one series N share or, so long as the C/N CPO trust is in existence, either a series N or a series C share but in the form of a C/N CPO. The following table presents information concerning the stock options and warrants authorized and outstanding:

                                                                                                              PERCENTAGE
                                                                        NUMBER OF     EXERCISE PRICE          OF OPTIONS
NAME OF OPTION HOLDER                                                    OPTIONS         PER SHARE             VESTED %
---------------------                                                    -------         ---------             --------
Nissho Iwai American Corporation(1)...........................             337,472    U.S.$   10.87               100
CT Global Telecommunications, Inc. (operating services)(2)....           1,105,779             3.06               100
Bachow & Associates, Inc. (strategic assistance services)(3)..             442,312             3.06               100
Amsterdam Pacific LLC.........................................              24,426             8.70               100
1998-2000 Executive Stock Option Plan.........................             575,000    8.70 to 12.50                38
2001-2003 Executive Stock Option Plan.........................          18,120,000     0.49 to 0.71                 0
UBS Warburg LLC(4)............................................              89,244             0.01               100
Donaldson, Lufkin & Jenrette Securities Corporation(4)........              22,312             0.01               100
Predecessor old notes warrantholders(5).......................             764,938             0.01               100
Gian Carlo Pecchioni(6).......................................              10,000             0.01               100
Adrian Aguirre(7).............................................           3,626,959             0.49                52
Fulvio Del Valle stock option plan............................           7,730,177             0.49                 0
Fulvio Del Valle (bonuses)(8).................................           3,957,588             0.01                51
Eduardo Patron (signing bonus)................................             108,100             0.01               100
Rene Sagastuy (signing bonus).................................              54,050             0.01               100
Ricardo Arevalo (signing bonus)...............................              54,050             0.01               100
Eloisa Martinez (signing bonus)...............................              43,240             0.01               100
Francisco Soroa (signing bonus)...............................              36,105             0.01               100
Signing bonus reserve for new officers........................             407,103             0.01                 0
BankAmerica International Investment Corporation
     (management services)(9).................................             249,781             0.01               100
LA Strategic Capital Partners II (management services)(10)....              27,754             0.01               100
Bachow & Associates, Inc. (management services)(11)...........             277,535             0.01               100
Directors compensation........................................             756,699             0.01                 3
                                                                  ----------------
    Total.....................................................          38,820,624

(1) These options were issued in 1998 as partial compensation for vendor financing.

(2) We authorized the issuance of options to purchase up to 250,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for operating services. Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See " -- B. Related party transactions -- Operation services" and " -- Option grants to shareholders."

(3) We authorized the issuance of options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See " -- B. Related party transactions -- Strategic assistance services" and " -- B. Related party transactions -- Management services."

(4) These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our predecessor old notes and warrants.

(5) These warrants were issued as part of the March 2000 offering of our units comprised of our predecessor old notes and warrants.

(6) Mr. Pecchioni is a former Chief Executive Officer of Maxcom. These options, which are partial compensation for his services, have been exercised; however, the issuance of the underlying shares is subject to certain corporate and regulatory approvals.

(7) We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in "Item 6. Directors, Senior

         Management and Employees -- B. Compensation -- Old executive stock option plan." Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and to reduce the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection.

(8) These options relate to signing, performance and special bonuses. The number of options presented represent the maximum number of options that could be earned if all incentive targets are met. See "Item 6. Directors, Senior Management and Employees -- B. Compensation -- New execution stock option plan."

(9) We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See " -- B. Related party transactions -- Management services."

(10) We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See " -- B. Related party transactions -- Management services."

(11) We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the proposed capital restructuring, we have authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See " -- B. Related party transactions -- management services."

SECURITYHOLDERS AGREEMENT

         On August 18, 2000, Maxcom executed an amended and restated securityholders agreement with our shareholders to, among other things, reflect the then restructuring of our capital stock and to provide that the exchange of series C stock and series N stock for CPOs may not adversely affect in any manner the rights granted to the holders of the series N stock under the original securityholders agreement.

         The securityholders agreement was again amended and restated in connection with our recapitalization. All of the holders of series A stock, series A1 preferred stock, series B stock, series B1 preferred stock, series N stock and series N1 preferred stock are parties to the securityholders agreement, which sets forth certain corporate governance and the transfer or sale of such securities. The primary purpose of the securityholders agreement is to confirm the rights and obligations under the proposed by-laws of each of the parties to such agreement. Accordingly, with certain limited exceptions, the terms of the new securityholders agreement are substantially the same as the terms of the proposed by-laws as applicable to the holders of series A stock, series A1 preferred stock, series B stock, series B1 preferred stock, series N stock and series N1 preferred stock.

         In particular, the new securityholders agreement provides that we are managed by a Board of Directors composed of nine members and nine alternate members. Five members are designated by holders of a majority of the series A stock and the series A1 preferred stock, voting together as a single class, and the remaining four members are designated by the holders of our series B stock and series B1 preferred stock voting together. However, the series B and B1 directors are selected from among nominees proposed by Nexus.

         Pursuant to the new securityholders agreement, Maxcom is required to deliver to certain significant holders of series A, B and N stock and series A1, B1 and N1 preferred stock financial statements and other information reasonably requested by such shareholders.

         In addition, the new securityholders agreement provides, among other things, approval of key matters (which will require the affirmative vote of both Nexus and the Board, inclusive the approval of at least one director designated by Nexus), restrictions on transfers, rights of first offer, participation rights, and rights and obligations with respect to public offerings. For further description of corresponding provisions of the proposed by-laws see "Item 10. Additional Information -- B. Memorandum and articles of association."

B.       RELATED PARTY TRANSACTIONS

GENERAL POLICY

         Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiary), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm's-length basis from an unaffiliated third party.

OPERATION SERVICES

         On October 17, 1997, we entered into an operating agreement with CT Global Telecommunications, Inc., our series B shareholder. This agreement was amended and restated as of May 21, 1998 and October 1, 1999 and was terminated on December 31, 2000. Under this agreement, CT Global was responsible for:

         - the planning, supervision, implementation and management of our network construction and operations and for the transfer of responsibility to us following the start-up phase;

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

         - From October 1, 1999 through December 31, 2000, CT Global was responsible for:

         - continuing to provide us with advisory, consulting and support services; and

         - the administrative responsibilities for all employees seconded to us.

         In addition, we paid CT Global U.S.$4.6 million and U.S.$3.7 million for reimbursement of expenses related to the secondment of several management-level employees during 1999 and 2000, respectively.

         Finally, CT Global earned options to purchase 250,000 series N shares as incentive compensation for meeting certain start-up and operational targets. The exercise price for these is U.S.$8.70 per share, provided that the maximum value that CT Global may realize upon the exercise of the options may not exceed U.S.$40.00 per share. For each of 1999 and 2000, we paid CT Global U.S.$0.9 million for its services. No amounts were paid in 2001.

         In addition, as part of the proposed capital restructuring described in "--A. Major Shareholders--Proposed capital restructuring", we have authorized the issuance of options in favor of CT Global to purchase up to 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See "--A. Major Shareholders--Outstanding options and warrants."


STRATEGIC ASSISTANCE SERVICES

         On May 21, 1998, we entered into a strategic assistance agreement with Bachow & Associates, Inc., an affiliate of one of our current principal shareholders. The agreement provided that Bachow would help us to:

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

         This agreement expired on April 1, 1999. For 1999, we paid Bachow
              U.S.$0.2 million for its services. In addition, Bachow received options to purchase 100,000 series N shares at a strike price of U.S.$8.70 per share. In accordance with the terms of the strategic assistance agreement, Bachow may elect to have the Company finance up to 95% of the exercise price with a seven-year term non-recourse loan that will be secured by the stock. The maximum value that Bachow may realize upon the exercise of the options may not exceed U.S.$40.00 per share.

INCENTIVE FOR CAPITAL CONTRIBUTIONS

         Our Board of Directors resolved on February 15, 2000, that those shareholders who commit to make or cause to be made a U.S.$35.0 million capital contribution by September 30, 2000 be compensated for providing such commitment. This capital contribution, which occurred in August 2000, was a condition to the offering of the notes. The committing shareholders, which include the Aguirre Gomez family, CT Global Telecommunications, Inc., BankAmerica International Investment Corporation, LA Strategic Capital Partners II, Bachow Investment Partners III, L.P. and BancBoston Investments, Inc., received warrants to purchase an aggregate of 70,002 series N stock, at an exercise price of U.S.$0.01 per share. As a result of a capital restructuring implemented in February 2000, the series N stock, if purchased, were automatically converted into C/N CPOs on a two-to-one basis. All warrants were exercised in June 2000.

ADVERTISING

         In 2001, we paid an aggregate of Ps.6.2 million to Operadora Plusgamma S.A. de C.V., a company controlled by certain members of the Aguirre Gomez family, for administrative services and advertising time purchased by Operadora Plusgamma from Grupo Radio Centro, which is an operator of a network of radio stations located throughout Mexico and a company owned by other family members of the Aguirre Gomez family.

         We have also tentatively agreed, conditioned on the consummation of the exchange offer, to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma. The amount of advertising time that we will receive will be determined by an independent expert. The Aguirre Gomez family will use the U.S.$3.0 million proceeds that will be received by Operadora Plusgamma from this agreement to purchase series A1 stock pursuant to the private equity investment.

MANAGEMENT SERVICES

         In May 2001, Bank America International Investment Corporation, Bachow & Associates, Inc. and LA Strategic Capital Partners II, which are principal shareholders (or affiliates of principal shareholders in the case of Bachow) received options to purchase an aggregate of 94,000 series N shares at an exercise price of U.S.$0.01 for management services rendered in 2000, during the term of vacancies in the offices of Chief Executive Officer, Chief Operating Officer and Chief Marketing Officer.

         In addition, as part of the proposed capital restructuring described in " -- A. Major Shareholders -- Proposed capital restructuring", we have authorized the issuance to the same partners of options to purchase 461,069 series N shares at an exercise price of U.S.$0.01 per share partial anti-dilution protection. See "--A. Major Shareholders--Outstanding Options and Warrants."

C.       INTEREST OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         See Item 19(a) for a list of financial statements filed under Item 18.

LEGAL PROCEEDINGS

         We are not currently party to any material legal proceedings.

DIVIDEND POLICY

         Our current policy is to reinvest profits into our operations. In addition, the indenture that will govern the terms of the new notes allows us to pay cash dividends only if we meet the following conditions:

         -    a minimum consolidated leverage ratio of less than 3.75 to 1.00;

         -    a minimum fixed charge coverage ratio of 2.00 to 1.00;

         - no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

         - the cash dividend payments do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

         B.   SIGNIFICANT CHANGES

          Except for the debt restructuring and recapitalization described in "Item 5. Operating and Financial Review and Prospects -- Recent Developments," no significant change has occurred affecting our results or financial conditions since December 31, 2001.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         Maxcom's stock is not traded on any stock exchange. Maxcom's series N-2 CPOs were issued to holders of old notes as part of the exchange described in "Item 5. Operating and Financial Review and Prospects -- Recent Developments." This exchange was made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. Otherwise, Maxcom's stock has never been publicly offered in the United States or anywhere.

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         None of Maxcom's securities are traded on any stock exchange.

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

         Maxcom was formed for the purpose of installing, operating and exploiting a public telecommunications network granted by the Mexican federal government for the provision of local and long distance telephone services.

         Maxcom's corporate purposes are found under Article Two of its by-laws. The duration of Maxcom's existence under our by-laws is indefinite.

         The following table sets forth our capital structure as of December 31, 2001:


                                                                                % OF TOTAL CAPITAL
CLASS OF STOCK                                            NUMBER OF STOCK            STRUCTURE
--------------                                            ---------------            ---------
  Series A Stock....................................         1,276,428                   9.3%
  Series B Stock....................................         1,226,372                   8.9%
  Series C Stock....................................         5,622,822                  40.9%
  Series N Stock....................................         5,622,822                  40.9%
                                                            ----------                 -----
            Total...................................        13,748,444                 100.0%

         Our series A stock, which represent 51% of our voting stock, may only be subscribed, paid for and held by Mexican investors. All of our series A stock is held directly or indirectly by members of the Aguirre Gomez family. The remaining 49% of our voting stock is held by CT Global Telecommunications, Inc., a Delaware corporation, which holds 100% of all the issued and outstanding series B shares of Maxcom. The series C stock was voting stock that generally voted as directed by the holders of the series A stock. Series N stock is limited voting stock that is not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law. The series B, C and N stock could be subscribed, paid for and held by Mexicans and non-Mexican investors.

         Our series C stock and series N stock were deposited in a trust which issued C/N CPOs with each such C/N CPO representing one series C share and one series N share. Upon the approval by the Mexican Foreign Investment Bureau, this trust was terminated and the corresponding C/N CPOs were cancelled. In connection therewith, all series C stock were converted into series N stock, and the prior holders of C/N CPOs now hold series N stock directly (two series N stock for each cancelled CPO). Our series A and B stock remain outstanding following consummation of our capital restructuring.

         After giving effect to the consummation of the debt restructuring, the recapitalization and the capital restructuring, our capital structure now is follows:

                                                                      % OF TOTAL CAPITAL
      CLASS OF STOCK                              NUMBER OF STOCK         STRUCTURE
      --------------                              ---------------         ---------
      Series A ...............................       1,276,428                0.7%
      Series A1 Preferred Stock ..............       6,088,896                3.5%
      Series B ...............................       1,226,372                0.7%
      Series B1 Preferred Stock ..............       5,848,209                3.4%
      Series N ...............................      11,245,644                6.4%
      Series N1 Preferred Stock ..............     122,468,441               70.1%
      Series N2 Preferred Stock ..............      26,459,820               15.2%
                                                   -----------              -----
            Total ............................     174,613,810              100.0%

         In connection with our capital restructuring, we issued four new classes of stock: the series A1, B1, N1 and N2 preferred stock. The series A1 and B1 preferred stock have full voting stock and the series N1 and N2 preferred stock have limited voting stock. The series N1 and N2 preferred stock are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for and held by Mexican and non-Mexican investors. Our series N2 preferred stock have been deposited into the CPO trust, which is administered by Banco Nacional de Mexico, S.A. who is also the holder of record of the series N2 preferred stock. The trust is managed by a technical committee, a majority of the members of which are designated by Maxcom. The technical committee has the authority to direct the trustee to, among other things, waive preemptive rights otherwise provided by Mexican law. Each CPO represents one series N2 preferred stock.

         Our series A stock and series A1 preferred stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock, and all of our series A and series A1 stock are held directly or indirectly by members of the Aguirre Gomez family. The series B stock and the series B1 preferred stock represent 49% of our voting stock and may be subscribed, paid for and held by Mexican and non-Mexican investors.

VOTING RIGHTS

         Under our amended by-laws, the holders of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock are entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock being entitled to one vote. In addition, under our proposed by-laws, holders of series N stock have no voting rights and holders of series N1 and N2 preferred stock have limited voting rights.

         Holders of series N1 preferred stock will vote together as a separate class in connection with:

         -- any amendment to the proposed by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N1 preferred stock as compared to the series N2 preferred stock; and

         -- any amendment to the section of the proposed by-laws relating to the voting rights of series N1 preferred stock.

         In addition, holders of series N2 preferred stock will vote together as a separate class in connection with:

         -- determining whether a sale of all or substantially all of the consolidated assets of Maxcom or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or equity securities of the surviving entity will not be deemed a liquidation event with respect to the series N2 preferred stock;

         -- any amendment to the by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N2 preferred stock as compared to the series N1 preferred stock;

         -- any amendment to the by-laws that adversely affects the right of the holders of a majority of the series N2 preferred stock to designate an observer (or, in the circumstance described below, a member) to the board of directors;

         -- any amendment to the by-laws that adversely affects the rights of the observer designated by the series N2 preferred stock to receive, subject to any restrictions imposed by applicable law, copies of any written materials distributed to the holders of series A and B stock and series A1 and B1 preferred stock simultaneously with such holders;

         -- certain amendments to the by-laws that impose additional transfer restrictions or conditions on the series N2 preferred stock, except to the extent necessary to comply with applicable law;

         -- any amendment to the by-laws that adversely affects the co-sale rights or obligations of holders of series N2 preferred stock;

         -- any amendment to the by-laws that adversely affects the forced sale rights or obligations of holders of series N2 preferred stock; and

         -- any amendment to the section of the by-laws of Maxcom relating to the voting rights of series N2 preferred stock.

         Shareholders' meetings may be called by the Board of Directors, its Chairman, Vice-Chairman or Secretary, the statutory auditor or Nexus or, in certain cases, by a Mexican court of competent jurisdiction. In addition, the Board of Directors or the statutory auditor must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during that period have not considered the items mentioned in Article 181 of the Mexican Companies Law. Notice of meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Mexico City or by written notice given to each shareholder of record at least 15 days prior to the meeting. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by depositing, at least 24 hours before the time set for holding the shareholders' meeting, such shares with Maxcom's corporate secretary or with a Mexican bank or other qualified institution. If entitled to attend the meeting, a shareholder may be represented by proxy or a power-of-attorney.

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

         Special meetings for each class of stock may be held to elect the members or observers of the Board of Directors representing those shareholders and to address other matters relating to the relevant series.

         Under our by-laws, the quorum on a first call, and each call thereafter, for an ordinary general shareholders' meeting is at least a majority of the voting shares. The quorum on a first call for extraordinary shareholders' meetings, and each call thereafter, is at least a majority of the shares having a right to vote at such meetings. Except for purposes of certain key matters to be voted upon as a separate class by each of the holders of series N1 and series N2 preferred stock, series N stock, and series N1 and N2 preferred stock are not considered voting shares for purposes of determining the quorum at ordinary general or extraordinary shareholders' meetings. The quorum on a first call for special shareholders' meetings, and each call thereafter is at least a majority of the shares of the respective series for which the special meeting is being held.

         Resolutions of ordinary general and special shareholders' meetings may be adopted by the affirmative vote of the majority of shares present at the meeting, except as to certain matters described below. Resolutions of general extraordinary shareholders' meetings held on a first call, and each call thereafter may be adopted by the affirmative vote of at least a majority of the shares having a right to vote at such meetings.

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

         Under Mexican law, an action for civil liabilities against a member or members of the Board of Directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action, the person or persons against whom the action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less than 33% of the outstanding shares of Maxcom may directly take such action against members of the Board of Directors, provided that:

         -- such shareholders have not voted in favor of a resolution approved at the relevant shareholders' meeting pursuant to which it was resolved not to take any action against the directors who are to be sued; and

         -- the claim in question covers the total amount of damages alleged to have been caused to Maxcom as well as to the individual plaintiffs' interests.

         Any recovery of damages will be for the benefit of Maxcom and not the shareholders bringing the action.

         Under Mexican law, any shareholder or director who has a conflict of interests in connection with any matter must abstain from voting at the relevant shareholders' or board of directors' meeting, respectively. Any shareholder or director who votes on a business transaction where its interests conflict with those of Maxcom may be liable for damages if the transaction would not have been approved without such shareholder's or director's vote.

         The terms of compensation of the members of the Board of Directors must be approved at a shareholders' meeting.

APPROVAL OF KEY MATTERS

         Our amended by-laws provide that the approval of each of the key matters described below will require the approval in advance of both Nexus, solely in its capacity as a shareholder, and the board of directors; provided that the approval of the board of directors will require the affirmative vote of at least one director designated by Nexus.

         Key matters generally include the following:

         -- the incurrence or assumption by the company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities exceeding U.S.$10,000,000;

         -- the issuance of any equity securities of the company or any of its subsidiaries;

         -- the sale, transfer, exchange or other disposal of all or a significant portion of the assets or equity securities of the company or any of its subsidiaries;

         -- any assignment by the company or any of its subsidiaries for the benefit of creditors or the voluntary commencement of any bankruptcy or insolvency proceedings;

         -- the establishment by the company or any of its subsidiaries of any non-wholly-owned-subsidiary or the making by the company or any of its subsidiaries of any loans or advances to, guarantees for the benefit of, or investments in, any person or entity other than a wholly-owned subsidiary;

         -- the declaration of dividends on, or the making of any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the company to its parent;

         -- the acquisition of any equity securities of the company or any of its subsidiaries;

         --       the entering into any transaction with any restricted persons;

         -- the election, appointment or removal of the Chief Executive Officer, the General Managers of any business units, the Chief Operating Officer, the Chief Financial Officer, the Director of Marketing and the Chief Engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

         -- the approval of the company's and its subsidiaries' annual business plan and annual budget for each fiscal year;

         -- the entering by the company or any of its subsidiaries into any new line of business (other than the main corporate purpose of the company);

         -- any agreement that would restrict the company's or any of its subsidiaries' right or ability to perform the provisions of its by-laws (Estatuto) or any agreements or instruments to which it is a party;

         -- the manner in which the shares or other interests of any subsidiary or entity owned by the company shall be voted at shareholders' meetings called for key matters;

         -- any amendments to the concessions/licenses granted by the Mexican authorities, by-laws and certain other specified agreements;

         -- the subdivision or combination, in any manner, of the outstanding shares of one class or series of shares, unless the outstanding shares of the other class or series of shares of the company shall also be proportionately subdivided or combined in a similar manner;

         -- the grant to any person or entity of the right to request the company to register securities; and

         --       any commitment or agreement to do any of the foregoing.

BOARD OF DIRECTORS

         Our Board of Directors is composed of nine members, five of whom are designated by the holders of series A stock and series A1 preferred stock and four of whom are designated by the holders of series B stock and series B1 preferred stock. Pursuant to the terms of the securityholders agreement described in "Principal Shareholders -- Securityholders agreement," it will be a qualification that each series B and B1 director be elected from the nominees selected by Nexus. One alternate is also designated for each member of the Board of Directors.

         Prior to the consummation of a qualified public offering, the holders of series N2 preferred stock or the new class of voting preferred stock into which the series N2 preferred stock is convertible are generally entitled to designate one observer to the Board of Directors. With certain exceptions, the observer has the right to attend meetings of the Board of Directors and receive information distributed to the company's directors and copies of any written materials distributed to the holders of series A and B stock and series A1 and B1 preferred stock. The observer, who is not a member of the Board of Directors, is also entitled to attend meetings of any committee of the Board of Directors authorized to act on behalf of the full Board of Directors. The observer has no right to vote at any meeting of the Board of Directors or any committee of the Board of Directors. The holders of series N2 preferred stock or the new class of preferred stock into which such series N2 preferred stock is converted are permitted to designate an observer to the Board of Directors for so long as either:

         -- the series N2 preferred stock, or such other voting preferred stock represents at least 3% of the issued and outstanding capital stock of Maxcom; or

         -- there are any shares of series N2 preferred stock outstanding and at least U.S.$17.5 million principal amount of the new notes outstanding.

         Upon a change in the applicable laws in Mexico permitting a majority of our Board of Directors to be composed of non-Mexicans, the holders of series N2 preferred stock, or such other voting preferred stock into which the Series N2 preferred stock is convertible, will be entitled to designate and elect a full member of the Board of Directors (in lieu of the observer) for so long as series N2 preferred stock, or such voting preferred stock, represents at least 10% of the total capital stock of the company then outstanding. If the series N2 preferred stock, or such other voting preferred stock, declines below this threshold, the class will again be permitted to designate an observer.

DIVIDENDS

         At the annual ordinary general meeting of shareholders of Maxcom, the Board of Directors will typically submit the financial statements of Maxcom for the previous fiscal year, together with a report by the Board of Directors, to the general ordinary shareholders' meeting for their approval. The holders of series A and B stock and holders of series A1 and B1 preferred stock will determine the allocation of Maxcom's net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Maxcom's paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance of net profits, if any, is available for distribution as dividends.

         The series N2 preferred stock (on an as-converted basis) are entitled to receive dividend payments, if any, and rank pari passu with the series A1, B1 and N1 preferred stock with respect to dividend rights. Maxcom will pay no dividends on any class of capital stock that is junior to the series N2 preferred stock unless it also pays dividends to holders of series N2 preferred stock.

         Maxcom does not anticipate that it will declare and pay dividends in the foreseeable future.

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

         However, under our amended by-laws, upon any liquidation, dissolution or winding up of Maxcom, holders of series N2 preferred stock will be entitled to receive liquidation proceeds in preference to the holders of the series A, B and N stock and pari passu with the holders of series A1, B1 and N1 preferred stock on a pro rata basis in an amount equal to the greater of:

         -- U.S.$0.4927 per share, as adjusted for stock splits, stock dividends and similar events, plus the accretion of such amount at a cumulative rate of 12% per year compounded semi-annually; and

         -- the amount that holders of series N2 preferred stock would have received if they had converted all of their series N2 preferred stock into series N stock (or, to the extent the series N stock has been converted, to the class of stock the series N stock is converted into) immediately prior to the liquidation event.

         A sale of all or substantially all of the consolidated assets of Maxcom, or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or the equity securities of the surviving entity, will be deemed to be a liquidation event with respect to the series N2 preferred stock, unless the holders of at least a majority of the series N2 preferred stock deem that such event does not constitute a liquidation event with respect to their shares.

         A waiver of this deemed liquidation event by holders of series N2 preferred stock will not impair the liquidation rights of holders of series A1, B1 and N1 preferred stock.

         The liquidation preference rights will not be retained in the event of an optional conversion or mandatory conversion into common stock in connection with a qualified public offering.

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

         Increases in capital may not result in the series N stock and series N1 and N2 preferred stock representing more than 95% in the aggregate of the outstanding capital stock of Maxcom. The series N stock and the series N1 and N2 preferred stock currently represent 91.7% of our outstanding capital stock.

         The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders and an amendment to our by-laws. The variable portion of our capital stock may be increased or decreased by resolution of an extraordinary general meeting of shareholders.

PREEMPTIVE RIGHTS

         In the event of a capital increase through the issuance of new shares for payment in cash or in kind, as a matter of Mexican law, a holder of shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportion of shares held.

         Shareholders have a preemptive right to subscribe for shares, except:

         --       in connection with mergers or spin-offs;

         --       on the conversion of convertible debentures; or

         -- issuances of shares pursuant to a public offering, if a general extraordinary shareholders' meeting called for such purpose so approves and other requirements specified in
                  Article 81 of the Mexican Securities Law are satisfied, including obtaining the approval of the Mexican National Banking and Securities Commission.

         Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share but may be waived at the moment of issuance of such shares.

         The series N2 preferred stock are held in a limited purpose trust administered by Banco Nacional de Mexico, S.A., who is also the holder of record. The CPO trust is managed by a technical committee, a majority of the members of which is appointed or designated by Maxcom, which has the authority to direct the trustee to, among other things, waive any applicable preemptive rights. See " -- Description of the CPO trust."

         We may not be able to offer additional shares of capital stock to holders of the CPOs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of stock, unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available. Whenever we are required to make a preemptive rights offering to the holders of the series N2 preferred stock, we will evaluate the costs and potential liabilities associated with any such registration statement, the benefits to the holders of CPOs, and any other factors that we consider appropriate and then we will determine whether or not to file such registration statement. If we determine that we will not be able to offer the holders of CPOs the right to subscribe for additional shares of capital stock, we will direct the trustee of the CPO trust to waive its preemptive rights as the holder of record of the series N2 preferred stock.

         Our by-laws and securityholders agreement provide that if the trustee of the CPO trust waives the preemptive rights in connection with a share issuance, the holders of series N1 preferred stock will also waive their preemptive rights with respect to such issuance. Although the holders of series N1 preferred stock must waive their statutory preemptive rights, such holders will be permitted to participate directly in the share subscription or if otherwise permitted to do so.

OPTIONAL CONVERSION RIGHTS

         The series N2 preferred stock are convertible, in whole or in part, at the option of the holder into series N stock at any time prior to the earlier of:

         --       the consummation of a public offering; and

         -- the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

         Upon a public offering, the series N2 preferred stock (as well as new voting preferred stock issued pursuant to a mandatory conversion related to the elimination of certain foreign ownership restrictions under Mexican law) will be convertible, in whole or in part, at the option of the holder into the same class of equity securities offered in such public offering.

         In addition, the series A1, B1 and N1 preferred stock are convertible, in whole or in part, at the option of the holder, at such time, and on such terms, as the series N2 preferred stock.

MANDATORY CONVERSION

         Upon a qualified public offering, all, but not less than all, the series N2 preferred stock (as well as new voting preferred stock issued pursuant to a mandatory conversion related to the elimination of certain foreign ownership restrictions under Mexican law) will be convertible at the option of Maxcom into the same class of equity securities offered in such qualified public offering.

         In addition, all, but not less than all, of the series A1, B1 and N1 preferred stock will be convertible at the option of Maxcom at such time and on such terms, as the series N2 preferred stock.

         Upon the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans, the series N2 preferred stock will automatically convert into a new voting preferred stock. This new voting preferred stock will retain the same liquidation preference rights of the series N2 preferred stock and the right to appoint either a member of the Board of Directors or, if such new voting preferred stock represents less than 10% of the outstanding capital stock of Maxcom, an observer to the Board of Directors.

ANTI-DILUTION PROTECTION AND CONVERSION PRICE ADJUSTMENTS

         If Maxcom issues any shares of common equity or securities convertible into common equity (other than certain permitted issuances) for consideration per share of less than either (i) the conversion price, which will initially be U.S.$0.4927 per share, in effect immediately prior to that time or (ii) the then fair market value of the stock sold, then, until December 31, 2002, full ratchet anti-dilution protection will apply, and, thereafter, institutional weighted average anti-dilution protection will apply to the preferred stock, as more fully described below. This anti-dilution protection will no longer be available after the preferred stock is converted into common stock.

         The following permitted issuances will not trigger the anti-dilution protections:

         -- any rights, options and warrants granted or issued, or authorized to be granted or issued, to certain employees, directors, consultants and vendors of Maxcom and its subsidiaries, as of March 5, 2002, or under any management incentive plan approved by the Board of Directors, including the affirmative vote of at least one of the directors selected from Nexus appointees.

         -- any securities issued pursuant to the private equity investment and up to U.S.$3.8 million of securities issued within one year of the consummation of the private equity investment at or above U.S.$0.4927 per share;

         -- any shares issued upon the exercise or conversion of any of the foregoing; and

         -- any of the capital stock issued in connection with a conversion of any of the series A1, B1, N1 or N2 preferred stock.

         Full-ratchet anti-dilution protection means that the conversion price will be automatically reduced to the lowest consideration at which any share of capital stock has been issued or sold.

         Institutional weighted average anti-dilution protection means that the conversion price will be reduced to the lower of:

         -- an amount equal to (A) the sum of (i) the product derived by multiplying the conversion price in effect immediately prior to such issuance or sale by the number of "common shares deemed outstanding," as defined below, immediately prior to such issue or sale, plus (ii) the aggregate consideration (expressed as a net price per share), if any received by Maxcom upon such issue or sale, divided by (B) the number of common shares deemed outstanding immediately after such issue or sale; and

         -- the conversion price determined by multiplying the conversion price in effect immediately prior to such issuance or sale by a fraction, the numerator of which will be the sum of (i) the number of the common shares deemed outstanding immediately prior to such issue or sale multiplied by the then market value of the then fair market value of the common stock of Maxcom then outstanding as of the date of such issuance or sale plus (ii) the aggregate consideration, if any, received by Maxcom upon such issuance or sale and the denominator of which shall be the product derived by multiplying the then fair market value of the common stock of Maxcom by the number of common shares deemed outstanding immediately after such issue or sale.

         For the purposes of the foregoing calculations, the term "common shares deemed outstanding" means the currently outstanding capital stock of Maxcom plus all shares of capital stock issuable upon the exercise of options and warrants or conversion of convertible securities. Whenever Maxcom grants options or issues securities convertible into the capital stock of the company, the issue price will be the sum of the per share consideration received by the company upon the grant or issue of the option or convertible security plus any per share additional consideration that the company will receive upon exercise or conversion of such option or convertible security.

         Determinations of fair market value will be made in good faith by the Board of Directors so long as the issuance is for cash consideration (and without any associated service arrangements) and at least 70% of the shares issued are to persons who are not then shareholders of Maxcom. Otherwise, Maxcom at its expense will obtain the opinion of an internationally recognized or nationally recognized in the United States financial advisory firm or investment bank to be selected by Maxcom as to the fair value of the shares to be issued and any non-cash consideration for such shares.

         The conversion price will also be adjusted for any stock splits or combinations.

         Following any adjustment of the conversion price of the series N2 preferred stock, Maxcom will deliver notice to the CPO trustee of the adjustment setting forth the calculation of the adjustment. In addition, upon the written request of the CPO trustee, Maxcom will furnish or cause to be furnished to the CPO trustee a certificate setting forth (i) a summary of all adjustments and readjustments to the conversion price, (ii) the conversion price for the series N2 preferred stock then in effect, and (iii) the number of shares of capital stock into which the series N2 preferred stock is then convertible.

RIGHT OF FIRST REFUSAL

         Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, if a Maxcom shareholder other than certain significant shareholders, who we refer to as the "investors," intends to sell its capital stock, then shareholders other than the investors and the holders of the series N2 preferred stock (but only with respect to their series N2 preferred stock) will have the right to purchase such capital stock. This right of first refusal will terminate upon the earlier of:

         -- a sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties, or

         -- the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

RIGHT OF FIRST OFFER

         Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, in the event any investor intends to transfer any series A1, B1 or N1 preferred stock, or securities received in a conversion of such preferred stock, such investor must offer to sell such securities to each other investor holding more than one percent of the aggregate series A1, B1 and N1 preferred stock, or securities received in a conversion of such preferred stock, then outstanding. This right of first offer will terminate upon the earlier of:

         --       a qualified public offering;

         -- the sale or transfer of any series A1, B1 or N1 preferred stock involving at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties.

CO-SALE RIGHTS AND FORCED SALE OBLIGATIONS

Co-sale rights

         If holders of series A1, B1 or N1 preferred stock intend to sell, alone or together with any other shareholder of Maxcom, at least 50.1% of the total capital stock of Maxcom in one or more related transactions to an independent third party or parties, then holders of series N2 preferred stock will, except in certain circumstances, have the right to participate in any such sale on a pro rata basis with the sellers. Holders of series N2 preferred stock will be entitled to sell such shares generally on the same terms and conditions as the selling shareholder. This co-sale right will terminate upon the consummation of the earlier of

         --       a qualified public offering; or

         -- the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

         In connection with any sale or transfer of any of our equity securities, debt securities with equity features or other securities convertible into equity securities, shareholders other than holders of series N-2 preferred stock may participate in such sale on a pro rata basis at a price and on terms substantially the same as the selling securityholder. However, these co-sale rights will not apply to a sale or transfer of no more than 7,000,000 shares of preferred stock. This co-sale right will terminate upon the consummation of the earlier of:

         --       a qualified public offering; or

         -- the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

Forced sale obligations

         If Nexus desires to transfer at least two-thirds of the beneficial ownership of the total capital stock of Maxcom then outstanding, in one or more related transactions to an independent third party or parties, on terms and conditions approved by Nexus, then all shareholders of Maxcom (including holders of series N2 preferred stock) may be forced by Nexus to sell a proportionate share of their series N2 preferred stock. Such shareholders will be entitled to sell such shares generally on the same terms and conditions as the selling shareholders.

         If Nexus desires to sell all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties on terms and conditions approved by Nexus, then all shareholders of Maxcom (including holders of series N2 preferred stock) may be forced by Nexus to vote in favor of, consent to and raise no objections against such asset sale.

         Holders of series N2 preferred stock may not be forced to participate in, or vote for, any of the foregoing transactions unless:

         -- the consideration for such sale is paid in cash and/or freely tradeable, exchange -- listed equity securities; and

         -- the value of such consideration on a per share basis is not less than the then applicable liquidation preference for each share of series N2 preferred stock.

         These forced sale obligations will terminate upon the consummation of the earlier of:

         --       a qualified public offering; or

         -- the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

Other provisions

         In both the case of a co-sale and a forced sale, the holders of series N2 preferred stock will not be required to execute any ancillary documents. However, to the extent the proceeds from any such sale will be subject to any expense, escrow, holdback or indemnification obligation, the selling shareholders assume this obligation on a pro rata basis. The amount of any such obligation of each shareholder in connection with a participation in a sale or a forced sale will be limited to the maximum amount of proceeds that the such holder is entitled to receive. Shareholders participating in a sale or forced to sell may provide the purchaser with different assurances or collateral for their indemnification obligations. As a result, some shareholders may be permitted to sign an indemnification agreement or give a guarantee while others may be subject to a hold back of their sale proceeds.

         It is possible that both the participation rights and forced sale obligations will be triggered by a single transaction. In this event, the participation rights will not apply.

         In the event that the participation rights or forced sale obligations have been triggered, we will prepare, and to the extent applicable, file with the appropriate regulatory authority, with the advice of U.S. counsel, any notices or offering material required by our by-laws or applicable Mexican and U.S. federal and state securities laws to be delivered to the beneficial owners of the series N2 preferred stock and to cause such documents to be delivered to the CPO trustee in sufficient quantities for distribution to the beneficial owners of the series N2 preferred stock.

RIGHTS AND OBLIGATIONS WITH RESPECT TO PUBLIC OFFERINGS

Registration rights

         Nexus at any time and from time to time may request that Maxcom take all requisite action, at its expense, to register one or more series of Maxcom's equity securities under applicable Mexican securities laws, rules and regulations or applicable U.S. federal and state securities laws. However, the initial demand by Nexus shall be a public offering that is expected to yield aggregate net proceeds of at least U.S.$10.0 million.

         Holders of series N1 preferred stock and series A1 and B1 stock will have the right to participate (piggyback) in any registration statement filed pursuant to the Securities Act for a public offering other than an initial public offering. However, the registration rights will be subject to customary cutback provisions.

Cooperation in connection with an underwritten offering

         During the period commencing on Maxcom's initial public offering that is not a qualified public offering and ending on the earlier to occur of eighteen months after the consummation of such initial public offering or the consummation of Maxcom's first qualified public offering, at the request of one or more holders of series N2 preferred stock, or of any class of stock into which the series N2 preferred stock has been converted, and at such holders' expense Maxcom will cooperate one time only with the efforts of such holders to effect an underwritten offering of their stock, provided that such offering is for at least U.S.$5.0 million in net proceeds. In addition, the underwriter must be reasonably acceptable to Maxcom and Maxcom may delay such underwritten offering for up to six months if it is then separately in the process of preparing a qualified public offering. Maxcom will not be obligated to prepare any offering memorandum or registration statement in connection with such offering.

Listing rights

         After a public offering, at the request of any holder of series N2 preferred stock, or any class into which the series N2 preferred stock has been converted, Maxcom will, at its expense, use commercially reasonable efforts, to cause the shares into which the series N2 preferred stock has been converted or is convertible, including any CPOs representing such shares, to be listed on each securities exchange or the NASD automated quotation system, as applicable, on which similar securities of Maxcom, including certificates of participation representing the beneficial ownership of such similar securities are then listed. In connection with any such listing, Maxcom will, if required, also register such securities with the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico.

Lock-up restrictions

         We may, under certain circumstances, impose a limitation on the transfer of series N2 preferred stock, which provides that such stock may not be transferred after notice from Maxcom, which may not be more than 30 days prior to the expected effective date of Maxcom's first qualified public offering until the 180th day after such effective date. Maxcom may not impose this restriction on the transfer of series N2 preferred stock if more than 20% of the securities being registered in connection with the qualified public offering are for the account of Maxcom's shareholders. In addition, this restriction on transfer may not be more restrictive than any restrictions placed on all other shareholders.

TRANSFER OF CPOS AND TRANSFER RESTRICTIONS

         The series N2 preferred stock and any shares of capital stock into which series N2 preferred stock is converted will be deposited in the CPO trust and may not be transferred separate from the CPOs representing such securities. The CPOs may be transferred without restriction under U.S. federal securities laws by persons who are not affiliates of Maxcom. However, no market currently exists for the CPOs and Maxcom does not currently plan to list the CPOs on any exchange for trading. In certain circumstances Maxcom may be required to list the CPOs on a securities exchange and to cooperate one time only with efforts of holders of the CPOs to effect an underwritten offering. Maxcom may impose limitations on the transfer of CPOs for a period after the consummation of a qualified public offering. See " -- Rights and obligations with respect to public offerings."

         Until the earlier of a qualified public offering or a sale of the company, no holder of series A, B or N stock and series A1, B1 or N1 preferred stock may transfer such shares without the prior approval of both Nexus, solely in its capacity as a shareholder, and the Board, which Board approval will require the affirmative vote of at least one Nexus director.

         Until a qualified public offering, in the event that certain significant holders of series A1, B1 and N1 preferred stock desire to transfer such shares, such holders will be obligated to first offer to sell such shares to other holders of Series A1, B1 or N1 preferred stock at the same price, terms and conditions offered to the initial proposed transferees.

         Upon the effectiveness of changes in certain Mexican regulations, other holders of series A, B and N stock and series A1, B1 and N1 preferred stock who desire to transfer such shares will be obligated to first offer to sell such shares to other series A, B and N stock and series A1, B1 and N1 preferred stock at the same price, terms and conditions offered to the initial proposed transferees.

         Under our telecommunications concessions and By-laws, the SCT has 90 days to object to any transfer, subscription or conveyance of 10% or more of our capital stock with the exception of:

         -- transfers related to series N stock and N1 and N2 stock and any successor stock; and

         -- subscriptions made pursuant to the exercise of a shareholder's preemptive rights, as long as the percentage participation of the shareholders in the capital stock of Maxcom does not vary.

OTHER PROVISIONS

Forfeiture of stock

         Under our amended by-laws, the current or future foreign shareholders of Maxcom firmly undertake with the Ministry of Foreign Relations (Secretaria de Relaciones Exteriores) to consider themselves as Mexican nationals with respect to the stock of Maxcom that they may acquire or own, as well as with respect to the properties, rights, concessions, securities or interests owned by Maxcom, or the rights and obligations derived from the agreements entered with the Mexican authorities to which Maxcom is a party. The current or future foreign shareholders of Maxcom firmly undertake not to invoke the protection of their government, under penalty of forfeiting such shares to the benefit of the Mexican nation.

Dissolution

         Pursuant to the Mexican Companies Law and our by-laws, we may be dissolved upon the occurrence, among other things, of any of the following events:

         -- the impossibility of continuing with our current line of business;

         -- the resolution of our shareholders at an extraordinary general shareholders' meeting;

         -- the reduction of the number of our shareholders to fewer than two; and

         --       the loss of two thirds of our capital stock.

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

DESCRIPTION OF THE CPO TRUST

General

         The series N2 preferred stock have been deposited by Maxcom in a limited purpose trust which is administered by Banco Nacional de Mexico, S.A. under a trust agreement. We refer to the trust as the "CPO trust" and the trustee of the CPO trust as the "CPO trustee." The CPO trustee is the holder of record of the series N2 preferred stock and any securities into which the series N2 preferred stock may be converted.

         The CPO trustee issued Certificados de Participacion Ordinarios, or "CPOs", which are negotiable instruments under Mexican law that give their holders the economic rights and voting rights of the series N2 preferred stock or any other shares of capital stock into which the series N2 preferred stock may be converted, which we refer to together as the "deposited securities."

         The CPOs are initially held in book-entry form through DTC, and a nominee of DTC is the holder of record of a global CPO certificate. See "Book - Entry, Delivery and Form" above. Our amended by-laws provide that we will obtain all governmental approvals required in connection with the conversion of the series N2 preferred stock held in the CPO trust to other securities of Maxcom.

         The following is a description of (i) certain provisions included in the CPO trust agreement and (ii) applicable provisions of the Law of Negotiable Instruments and Credit Transactions (Ley General de Titulos y Operaciones de Credito). This is a summary description and does not purport to be complete and is qualified in its entirety by reference to the CPO trust agreement and the provisions of Mexican law referred to in such description.

Purpose

         The main purpose of the CPO trust is to have the CPO trustee, as record holder of the deposited securities and upon the instructions of the technical committee described below under "Administrator of the CPO trust," waive or not exercise any statutory preemptive rights that it may have from time to time to subscribe for additional shares of Maxcom capital stock. As the record holder of the deposited securities, the CPO trustee exercises certain rights attached to such securities in order to preserve to the largest extent possible the economic and voting rights that would otherwise be held directly by the beneficial owners of the CPOs.

Waiver of statutory preemptive rights

         The trustee of the CPO trust will waive statutory preemptive rights with respect to deposited securities when, in the sole judgment of the technical committee of the CPO trust, as described below, the exercise of such preemptive rights would require that the shares so subscribed be registered pursuant to the Securities Act, unless Maxcom decides to register such shares. If the exercise of the preemptive rights is possible without registration under the Securities Act (or Maxcom decides to carry out such registration) and the holders of CPOs provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be held in the CPO trust, and deliver additional CPOs in respect of such additional deposited securities to the subscribing CPO holders. Under Mexican law preemptive rights may not be transferred separately from the underlying shares.

Voting and economic rights

         The holders of CPOs are not entitled to directly exercise any voting or economic rights with respect to the deposited securities. Such voting rights are exercisable only by the CPO trustee pursuant to the instructions of the holders of CPOs. The holders of CPOs will be entitled to receive dividend distributions, if any, from Maxcom through the CPO trustee. DTC will receive the distributions and will make distributions to the beneficial owners of the CPOs. In the event of a forced sale the trustee of the CPO trust will cause the series N2 preferred stock to be delivered in connection with any such sale and will distribute to the record holder of the CPOs the proceeds from such sale subject to any holdbacks required pursuant to the terms of any such sale. The CPO trustee will also deliver deposited securities in connection with the exercise of the co-sale rights and will distribute to the record holders of the CPOs the proceeds from sale subject to any holdbacks required pursuant to the terms of any such sale. See " -- Co-sale rights and forced sale obligations" above.

         If a distribution by Maxcom consists of a dividend in shares, such shares will be transferred to the CPO trustee, and held in the CPO trust, and the CPO trustee will distribute to the holders of CPOs in proportion to their holdings, additional CPOs to represent the additional deposited securities received by the CPO trustee as such dividend.

         The holders representing a majority of the outstanding CPOs will be entitled to appoint the board observer, or in certain circumstances, a member of the Board of Directors. See " -- Board of Directors."

Administration of the CPO trust

         The CPO trust is administered by the CPO trustee under the direction of a technical committee, which consists of three members, two members of which are designated by Maxcom and one by the holders of CPOs.

Common representative

         The majority of holders of CPOs have the right to appoint a common representative, whose duties include, among others: verification of the due execution and terms of the CPO trust agreement; verification of the existence of the deposited securities; authentication, by its signature, of the certificate evidencing the CPOs, exercise of the rights of the CPO holders in connection with the payment of any dividend or distribution related to the deposited securities to which such CPO holders are entitled; and undertaking of any other action required to protect the rights, actions or remedies to which CPO holders may be entitled to under the CPO trust.

Transfer

         CPO holders may sell their interest in CPOs. Sales of CPOs may be subject to Mexican taxes. Neither Maxcom nor the CPO trustee will have any liability in connection with any such sale. CPO holders may not sell the deposited securities separately from the CPOs.

Term and termination

         The maximum term of the CPO trust is thirty years, but it may be terminated at any moment by recommendation of the technical committee, in which case the deposited securities will be delivered to the CPO holders.

Fees

         The fees of the CPO trustee for the administration of the CPO trust, and the fees of the common representative for acting in such capacity, are paid by Maxcom.

C.       MATERIAL CONTRACTS

CONCESSIONS

         In February 1997, we obtained a concession to provide local telephony services covering Mexico City and the Gulf region and long distance services nationwide from the Mexican government. We also obtained a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997. In September 2001, our local telephony concession was expanded to cover all of Mexico. For a description of our concessions, see "Item 4. Information on the Company -- B. Business review -- Supervision and regulation of the Mexican telecommunications industry -- Our concessions."

INTERCONNECTION AGREEMENTS

         In November 1998, we entered into a local interconnection agreement with Telmex. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Pegaso. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see "Item 4. Information on the Company -- B. Business review -- Supervision and regulation of the Mexican telecommunication industry -- Interconnection."

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

CPO TRUST AGREEMENT

         On April 25, 2002, Maxcom and its shareholders executed an irrevocable trust agreement with Banco Nacional de Mexico, S.A. acting as trustee for the issuance of ordinary participation certificates, also known as "CPOs," each representing one series N2 share of the capital stock of Maxcom with liquidation preference rights. For a description of this agreement, see "Item 10. Additional Information -- B. Memorandum and Articles of Association -- Description of the CPO Trust."

SECURITYHOLDERS' AGREEMENT

         On April 29, 2002, Maxcom executed an amended and restated securityholders' agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom. For a description of the securityholders' agreement, see "Item 7. Major Shareholders and Related Party Transactions -- A. Major shareholders -- Securityholders' agreement."

INDENTURES

Old Indenture

         On March 17, 2000, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 million 13-3/4% senior notes due April 1, 2007. The Indenture restricted Maxcom's ability to incur indebtedness by requiring that Maxcorn meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limited Maxcom's ability to pay dividends, repurchase subordinated debt, redeem its capital stock, dispose of assets and make investments, among other things. All of these restrictions were eliminated as a result of the exchange offer and U.S.$15,590,000 aggregate amount of notes under the indenture remains outstanding.

New Indenture

         On April 29, 2002, Maxcom and its subsidiaries entered into an Indenture with The Bank of New York acting as a Trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$165,078,150 senior notes due 2007. This Indenture has substantially the same restrictions the old indenture had before they were eliminated pursuant to the exchange offer.

WARRANT AGREEMENT

         On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 13-3/4% senior notes due April 1, 2007 for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the notes.

D.       EXCHANGE CONTROLS

         The peso fluctuates freely against the U.S. dollar. The Mexican Central Bank intervenes occasionally in the market to stabilize the exchange rate. Mexico had an exchange control system from 1982 until November 11, 1991. Under this system, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange that was established daily by the Mexican Central Bank (Banco de Mexico). Transactions to which the controlled rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction.

         From November 11, 1991 to October 20, 1992, the Mexican Central Bank permitted a free market rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the peso/U.S. dollar exchange rate band and then, two days later, allowing the peso to fluctuate freely against the U.S. dollar. By December 31, 1994, the peso/U.S. dollar exchange rate, which had been Ps.3.47 to U.S.$1.00 on December 19, 1994 was Ps.5.00 to U.S.$1.00. The peso continued to devalue significantly through 1998, closing at Ps.9.901 to U.S.$1.00 at December 31, 1998. Although the peso/U.S. dollar exchange rate has remained relatively stable in the last three years, there may be significant devaluations in the future.

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

         Pursuant to the provisions of North American Free Trade Agreement, or "NAFTA," Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors

E.    TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      The following is a general discussion of certain U.S. federal income tax consequences of the exchange offer and consent solicitation that may be relevant to you if you hold our old notes as a capital asset and are a U.S. holder. In general, you will be a U.S. holder if you are:

      -     An individual citizen or resident of the United States;

      - a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or of any political subdivision thereof;

      - an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

      - a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust.

      This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion is for general information only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are subject to special tax treatment under the Code, including, without limitation, because you are:

      -     a foreign person or entity;

      - a tax-exempt organization, a financial institution, an insurance company, a regulated investment company or a dealer or broker in securities or currencies;

      - a trader in securities or commodities that elects mark-to-market treatment;

      - a person who holds the old notes as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

      -     a person whose functional currency is not the U.S. dollar;

      - a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes);

      -     a person subject to the alternative minimum tax; or

      - a person who owns or will own directly, indirectly or by attribution 10% or more (by voting power) of our voting stock or 10% or more (by value) of our outstanding capital stock.

      The summary does not include any discussion of the tax laws of any state, locality or non-U.S. government that may be applicable to you. You should note that no rulings have been or will be sought from the United States Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. You should consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the exchange offer and consent solicitation arising under the laws of any other taxing jurisdiction.

Certain U.S. federal income tax consequences of the exchange

      In general, for U.S. federal income tax purposes, you will be treated as the beneficial owner of the series N2 preferred stock represented by the CPOs you receive in the exchange.

      The law is unclear as to whether any gain or loss that you realize upon the exchange will be recognized for U.S. federal income tax purposes. The tax consequences to you of the exchange of your old notes for new notes and CPOs representing series N2 preferred stock will depend primarily on whether the exchange will be treated as a "recapitalization" within the meaning of section 368(a)(1)(E) of the Code. The exchange will be treated as a tax-free recapitalization only if the old notes that you tender in the exchange qualify as "securities" for U.S. federal income tax purposes.

      The rules for determining whether an obligation constitutes a security are imprecise. The term security is not defined in the Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions, which are not entirely consistent. The determination of whether a particular debt constitutes a security depends upon an overall evaluation of the nature of the debt. Under applicable administrative pronouncements and judicial decisions, one of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt obligations with a weighted average maturity of ten years or more are usually considered securities and debt instruments with a weighted average maturity of less than five years are usually not considered securities. The status of debt instruments with a weighted average maturity of five years or more but less than ten years is unclear. Furthermore, the maturity of a debt instrument alone is not necessarily determinative and other factors, such as the degree of participation in the company and continuing interest associated with the debt instrument and the purpose of the advances, may be relevant. Although not free from doubt, we believe that the old notes are likely to be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with respect to this issue.

      RECAPITALIZATION TREATMENT. If the exchange is treated as a recapitalization for federal income tax purposes, you will recognize gain realized on the exchange only to the extent of the amount of "boot" you receive in the exchange. Any such gain should be capital gain and generally will be long-term capital gain if the old notes have been held for more than one year at the time of the exchange. If you realize a loss on the exchange, however, you will not be able to recognize that loss.

      In general, you will receive boot in the exchange only if you receive property other than our stock and securities. However, any nonqualified preferred stock that you receive in the exchange will constitute boot. We believe that the CPOs you will receive in the exchange will not be treated as nonqualified preferred stock under the Code. Therefore, if the new notes qualify as securities, you will not receive any boot in the exchange. While the issue is not free from doubt because the new notes will have an original term of only four years and eleven months, there is a reasonable position that the new notes should be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with regard to this issue.

      If the new notes qualify as securities, your aggregate tax basis in the new notes and the CPOs you receive in the exchange will equal your tax basis in your old notes. Although the method for allocating your tax basis in the old notes between the new notes and the CPOs is unclear, the determination of the portion of your tax basis in the old notes that should be allocated to each category of consideration received should be based on the issue price of the new notes (as determined below under "Certain U.S. federal income tax consequences of holding and disposing of the new notes -- Original issue discount") and the fair market value of the CPOs. Your holding period in the new notes and the CPOs will include your holding period in the old notes you surrender in the exchange.

      If the new notes do not qualify as securities, the amount of boot you are deemed to receive should be equal to the issue price of the new notes. Your tax basis in the new notes should equal their issue price, and your tax basis in the CPOs received in the exchange should equal your tax basis in your old notes, less the issue price of the new notes plus any gain recognized in the exchange. Your holding period in the new notes will begin on the day following the date of the exchange and your holding period in the CPOs will include your holding period in the old notes you surrender in the exchange.

      NON-RECAPITALIZATION TREATMENT. If the old notes that you exchange are not considered securities, the transaction will not be treated as a recapitalization. In this case, the exchange will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, you will recognize gain or loss equal to the difference between the issue price of the new notes and the fair market value of the CPOs you receive in the exchange and your adjusted tax basis in the old notes. Any such gain or loss recognized on the exchange of your old notes for new notes and CPOs should be capital gain or loss and generally will be long-term capital gain or loss if the old notes have been held for more than one year at the time of the exchange.

      The deductibility of losses, if any, realized on the exchange of your old notes for new notes and CPOs may be subject to certain limitations. If you think you may realize a loss, you should consult your tax advisor as to the possible limitations on the deductibility of any such loss.

      Your adjusted tax basis in the new notes and the CPOs will equal the issue price of the new notes and your adjusted tax basis in the CPOs will equal the fair market value of the CPOs. Your holding period in the new notes and the CPOs will begin on the day following the date of the exchange.

      RECEIPT OF ACCRUED INTEREST. Notwithstanding the foregoing, any property you receive in the exchange that is attributable to accrued and unpaid interest will not be treated as received in exchange for your old notes. Rather, such property will be taxable to you as ordinary interest income (if you have not previously included such interest into gross income).

      CONSEQUENCES TO NON-TENDERING HOLDERS. The proposed amendments to the old notes may constitute a significant modification of the old notes, with the result that, even if you do not tender your old notes, you may be deemed for U.S. federal income tax purposes to have exchanged your old notes for a new debt instrument. However, while the issue is not free from doubt, if you do not participate in the exchange offer, you should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes as a result of the elimination of the restrictive covenants in the indenture governing the old notes. Therefore, you should not recognize gain or loss for U.S. federal income tax purposes and you should have the same adjusted tax basis and holding period in the old notes, as the case may be, after the adoption of the exchange offer and consent solicitation as you had in the old notes immediately before such adoption. You are encouraged to consult your own tax advisor as to the potential tax consequences to you if you do not participate in the exchange offer.

      REPORTING REQUIREMENTS. You may be subject to certain IRS reporting requirements in connection with your exchange of old notes for new notes and CPOs. You are encouraged to consult your own tax advisor as to whether these reporting requirements may be relevant to you.

Certain U.S. federal income tax consequences of holding and disposing of the new notes

      PAYMENTS OF INTEREST AND ADDITIONAL AMOUNTS. Generally, payments of qualified stated interest, as defined below (including Mexican withholding tax imposed on such interest), and additional amounts (if any) would be taxable to you as ordinary income. Payments of qualified stated interest and additional amounts (if any) on the new notes generally are includible in your income as it accrues or is received, in accordance with your regular method of accounting for tax purposes.

      ORIGINAL ISSUE DISCOUNT. The treatment of original issue discount in respect of the new notes is highly complex. You are urged to consult with your tax advisor concerning this issue.

      General. The new notes will be treated as issued with original issue discount for U.S. federal income tax purposes if the amount by which the "stated redemption price at maturity" of the new notes exceeds their "issue price" by more than a de minimis amount (generally, the product of 0.25% of the stated redemption price at maturity and the number of full years to maturity on the instrument). A new note's stated redemption price at maturity equals the total amount of all principal and interest payments to be made on the new note, other than "qualified stated interest." Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note. The interest payments with respect to the new notes do not constitute qualified stated interest because such payments are not made at least annually.

      Your issue price in respect of the new notes received in the exchange will depend on whether either the old notes or the new notes are "publicly-traded." If as of the date the exchange offer is consummated, the new notes are "traded on an established securities market" within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the exchange offer is consummated, then the issue price of such notes would equal the fair market value established by such trading. If the new notes are not so traded, but the old notes are so traded, then the issue price of the new notes would equal the fair market value, established by such trading, of the old notes. If neither the new notes nor the old notes are so traded, the issue price of the new notes generally would be the stated principal amount of such notes. It cannot be determined at the present time whether the new notes or the old notes will be, at the relevant times, traded on an established securities market within the meaning of the applicable regulations.

      The relevant Treasury Regulations are complex and highly detailed in defining the phrase "traded on an established market." For example, it is possible that the new notes will be treated as so traded not only if they are listed on an exchange, but also if transfers of such new notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your old notes or new notes qualify for this purpose as "traded on an established market."

      In the event neither the old notes nor the new notes are treated as traded on an established securities market, the issue price of a new note will equal its stated principal amount, only if the interest rate is equal to or greater than the "applicable federal rate," or AFR, for the month in which the new notes are issued. If the interest rate is less than the AFR, the issue price of a new note will be equal to its imputed principal amount, which generally is the sum of all payments due under the new note (including qualified stated interest) discounted from the date of payment to the issue date of the new notes at the AFR. Under these rules, if the new notes were issued on the date of this exchange offer and consent solicitation, they would contain original issue discount because the interest rate on the new notes would be less than the AFR.

      Inclusion of original issue discount in income. If the new notes are treated as having original issue discount, you must include the original issue discount in income as ordinary interest income as it accrues on the basis of a constant yield to maturity. Original issue discount must be included in income regardless of whether cash is received in respect of such income. The amount of original issue discount includible in income by you is the sum of the "daily portions" of original issue discount with respect to the new notes for each day during the taxable year or portion of the taxable year on which you held such note. The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period an amount equal to the excess of:

      - the product of a new note's "adjusted issue price" at the beginning of such accrual period and its "yield to maturity" (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

      - the amount of qualified stated interest payments, if any, allocable to such accrual period.

      The yield to maturity is the discount rate that, when applied to all payments under a new note, results in a present value equal to the issue price. The amount of original issue discount allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the new note at the beginning of the final accrual period. The amount of original issue discount allocable to the initial short period may be computed under any reasonable method.

      The adjusted issue price of a new note at the beginning of the first accrual period is equal to its issue price. A new note's adjusted issue price at the beginning of any subsequent accrual period is equal to its issue price increased by the amount of accrued original issue discount previously includible in your gross income (and market discount, as discussed below) for each prior accrual period and reduced by the amount of any payments previously made on the note to you (other than payments of qualified stated interest, if any).

      Generally, upon election, you may use the constant yield to maturity method applicable to original issue discount to determine the timing of inclusion of all qualified stated interest (if any) and original issue discount on the new notes, subject to certain limitations. Such an election will apply to all debt instruments held or acquired by you on or after the beginning of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

      The above treatment assumes that the stated redemption price at maturity for a note does not include any additional amounts payable on the notes. It is possible that the IRS might disagree with this treatment and contend that the stated redemption price at maturity should include the reasonably expected amount of additional amounts payable on the new notes. In such case, the amount of original issue discount on the new notes would be increased by such amount.

      However, the rules discussed below under "Premium and acquisition premium" may reduce or eliminate the amount of original issue discount includible by you as a holder of the new notes. For example, if your exchange of the old notes for new notes and CPOs qualifies as a recapitalization, your basis in the new notes may substantially exceed the issue price of such new notes (depending on your basis in the old notes), and you may be able to reduce or eliminate the amount of original issue discount includible with respect to such old notes.

      You should consult your tax advisor concerning the inclusion in your taxable income of the original issue discount attributable to the new notes.

      PREMIUM AND ACQUISITION PREMIUM. If you acquire new notes for an amount (or with a basis) less than or equal to the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) but in excess of their adjusted issue price (any such excess being acquisition premium), you will be considered to have acquired the new notes at an acquisition premium. If you do not make the election described below, you are permitted to reduce the daily portions of original issue discount includible in your income by a fraction, (i) the numerator of which is the excess of your adjusted tax basis in the new notes immediately after their acquisition over the adjusted issue price of such new notes and (ii) the denominator of which is the excess of the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) over the adjusted issue price of such new notes.

      If you acquire the new notes for an amount (or with a basis) greater than the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) you will be considered to have acquired the new notes at a premium. In such a case, you will not be required to include any original issue discount in your gross income.

      You generally may elect to amortize the premium on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the new notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the new notes to the extent that any amortizable bond premium is applied to offset your interest income on the new notes.

      MARKET DISCOUNT. If the exchange is not treated as a recapitalization, the new notes will be considered to have been acquired with market discount if the adjusted issue price of the new notes at the time of the exchange exceeds your initial tax basis in the new notes by more than a specified de minimis amount (as noted above, your initial tax basis in the new notes will depend on whether the new notes are treated as securities for U.S. federal income tax purposes). The excess will be treated as de minimis market discount if such amount is less than 0.25% of the stated redemption price at maturity of the new notes multiplied by the number of complete years to maturity from the date you acquired such new notes, with the result that the amount of market discount will be considered to be zero.

      The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the new notes and the CPOs for the old notes (if such exchange is treated as a recapitalization, the old notes are market discount bonds and the new notes are treated as securities for U.S. federal income tax purposes), would carry over to the nonrecognition property received on the exchange. If such regulations are promulgated and are applicable to this exchange, any accrued market discount not treated as ordinary income on the exchange would carry over to the new notes and CPOs received in the exchange. On disposition of any such notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the new notes, you had previously elected to include market discount in income as it accrues). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.

      Under the market discount rules, you generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a new note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period you held such new note. In addition, you may be required to defer your deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such new note until the maturity of the new note or its earlier disposition in a taxable transaction.

      In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may also elect to include market discount on the new note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase your tax basis in the new note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

      SALE, EXCHANGE OR RETIREMENT OF THE NEW NOTES. Upon the sale, exchange or retirement of a new note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the new note. Such capital gain or loss recognized on the sale, exchange or retirement of the new note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 20% if you held the new note for more than one year before sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the new notes generally will be treated as U.S. source gain or loss.

      FOREIGN TAX CREDIT.

      Interest, original issue discount and additional amounts. Qualified stated interest, original issue discount and additional amounts (if any) paid on the new notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of passive income, for purposes of computing the foreign tax credit allowable to you. If the payments of qualified stated interest, original issue discount and additional amounts (if any) were to become subject to a withholding tax imposed by a foreign country at a rate of 5% or more, the qualified stated interest, original issue discount and additional amounts (if any) may be considered "high withholding tax interest" for purposes of computing the foreign tax credit. If you are predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the payments of qualified stated interest, original issue discount and additional amounts (if any) may be considered "financial services income" for purposes of computing the foreign tax credit, provided that such amounts do not constitute high withholding tax interest, as described above.

      Effect of Mexican withholding taxes. You will be required to include the amount of Mexican withholding taxes, if any, imposed on payments on a note (including any additional amounts payable by our company) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, our company is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by you as a holder of a new note.

      Subject to certain limitations, you may be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the amount of Mexican taxes withheld by our company (which, as described above, would include amounts withheld on additional amounts paid by us with respect to Mexican taxes). However, Mexican taxes may be deducted from your taxable income only if you do not claim a credit for any Mexican or other foreign taxes paid or accrued in that taxable year. You may be required to provide the IRS with a certified copy of the receipt evidencing payment of such withholding tax imposed in respect of payments on the new notes in order to claim a Mexican tax credit in respect of such Mexican withholding tax.

      Since you may be required to include in your gross income original issue discount on the new notes in advance of any withholding of Mexican income taxes from payments relating to the discount (which would generally occur when such discount is paid in cash), you may not be entitled to a credit or deduction for these Mexican withholding taxes in the year the original issue discount is included in your gross income for U.S. federal income tax purposes, and may be limited in your ability to credit or deduct in full the foreign taxes in the year those taxes are actually withheld by our company. In addition, under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your tax advisor concerning the availability and timing of a foreign tax credit or deduction relating to the payment of Mexican withholding taxes.

Certain U.S. federal income tax consequences of holding and disposing of the CPOs

      DISTRIBUTIONS. Subject to the "passive foreign investment company" rules discussed below, generally, distributions of cash or property with respect to your CPOs (including the amount of any Mexican taxes withheld on any such distribution) will constitute ordinary dividend income to the extent of our company's current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in your income on the day on which the dividends are received by the CPO trustee, and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce your tax basis in such CPOs. To the extent such distributions exceed your tax basis in your CPOs, such excess will constitute capital gain. Dividends on the CPOs will not be eligible for the dividends received deduction allowed to U.S. corporations.

      Dividends paid in a foreign currency (including the amount of any foreign taxes withheld therefrom) will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the CPO trustee, regardless whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss.

      SALE, REDEMPTION OR OTHER TAXABLE DISPOSITION OF THE CPOS. Subject to the "passive foreign investment company" rules discussed below, generally, you will, upon the sale, redemption or other taxable disposition of your CPOs, recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and fair market value of property received therefor (if the amount received is denominated in foreign currency other than in U.S. dollars, then its U.S. dollar equivalent determined at the spot rate on the date of the disposition) and (ii) your tax basis in your CPOs (as determined in U.S. dollars).

      Capital gain recognized by you generally will be long-term capital gain and subject to a federal income tax rate of 20% if you held CPOs for more than one year before the sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of your CPOs generally will be treated as U.S. source gain or loss.

      Generally, you will not recognize any gain or loss upon the conversion of the CPOs into series N stock or other classes of our stock.

      PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS. In general, a foreign corporation will be classified as a passive foreign investment company, or PFIC, if (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value of the corporation's assets (determined as of the close of each quarter) in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

      Because a determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, it cannot at present be determined with certainty whether we will become a PFIC in the current taxable year or in future taxable years. This will depend on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. As a result of the private equity investment, we will hold passive assets and earn passive income on funds, awaiting use in the conduct of our business. In addition, the consummation of the exchange offer and the resulting reduction of our outstanding liabilities may significantly affect the relative values of our passive and active assets for PFIC purposes, due to the specific mechanics of the PFIC calculation. Based on our projections of our income and assets and our current plan of operation, we believe that we are not currently a PFIC for U.S. federal income tax purposes. However, as noted above, there can be no certainty in this regard until the close of the 2002 taxable year, and our current belief that we are not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and notify you within 75 days of the end of any year in which we become a PFIC.

      If we were to become a PFIC in any taxable year, a special tax regime would apply to both (a) any "excess distribution" by us (generally, your ratable share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of your CPOs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period in the CPOs, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

      You are urged to consult your own tax advisor as to the effect to you of our company being a PFIC and the availability, if any, of either the "qualified electing fund" or "mark-to-market" election as defined in the Code and the regulations thereunder.

      CONTROLLED FOREIGN CORPORATION CONSIDERATIONS. If more than 50% of the voting power of all classes of our capital stock or the total value of our capital stock is owned, directly or indirectly, by "U.S. shareholders," we may be treated as a controlled foreign corporation, or a CFC, under Subpart F of the Code. U.S. shareholders are defined as citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our capital stock. The United States generally taxes a U.S. shareholder of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such U.S. shareholder is generally treated as having received a current distribution out of the CFC's Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC's earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a U.S. shareholder of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC's earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC.

      Under the current ownership structure, we believe that we are not a CFC for U.S. federal income tax purposes. However, because of the complexity of the CFC rules, you should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.

Certain U.S. federal income tax consequences to non-U.S. holders of the new notes and CPOs

      Subject to the discussion below concerning information reporting and backup withholding, generally, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on distributions in respect of the new notes or the CPOs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

      A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale or the other disposition of the new notes or the CPOs unless (i) such gain is effectively connected with the conduct of a United States trade or business by such non-U.S. holder or (ii) such non-U.S. holder is present in the United States for 183 days or more during the taxable year of sale or disposition and certain other conditions are met.

Information reporting and backup withholding

      In general, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), information reporting requirements will apply to certain payments of principal, premium and interest on the new notes or dividends on the CPOs and to payments of the proceeds of the sale of the new notes or CPOs made to you.

      Additionally, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), you may be subject to backup withholding at a rate of 30% (reduced to 29% for taxable years 2004 and 2005 and to 28% for taxable years 2006 and thereafter) with respect to such payments, unless you provide your taxpayer identification number (social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on IRS Form W-9 ("Request for Taxpayer Identification Number and Certification") or a substitute Form W-9.

      If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the IRS, as well as backup withholding. However, any amount withheld under the backup withholding rules may be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you furnish the required information to the IRS.

      A non-U.S. holder generally will be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding.

MEXICAN TAXATION


      The following is a general discussion of the material consequences of the exchange of the old notes, the investment in the new notes and CPOs and the investment in outstanding old notes under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect based on the advice of PricewaterhouseCoopers, our tax advisors. This summary of certain Mexican tax considerations deals only with holders of notes and CPOs or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a "Foreign Holder").

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

United States/Mexico and other tax treaties

      A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto (collectively, the "Tax Treaty"), between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes or CPOs are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes and CPOs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Mexican tax consequences to Foreign Holders of the exchange of old notes for new notes and CPOs

      GENERAL. A Foreign Holder will not be subject to any Mexican tax upon the exchange of the old notes for the new notes and the CPOs, since it will be treated by us as additional consideration for Mexican tax purposes, paid to the Foreign Holders in exchange for their tendered old notes.

      OTHER TAXES. A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the exchange of the old notes, nor will such a Foreign Holder be liable for Mexican stamp, registration or similar taxes.

Mexican tax consequences to Foreign Holders of the notes

      TAXATION OF INTEREST AND PRINCIPAL. Under the Mexican Income Tax Law, payments of interest made by Maxcom in respect of the new notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the "Reduced Rate"), provided that:

      - the notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

      - the notes are registered in the Special Section of the National Registry of Securities and Intermediaries (Registro Nacional de Valores e Intermediarios); and

      - certain periodic information requirements by the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico) are complied with.

      - If these conditions are not met, the applicable withholding tax rate will be 10%.

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

      However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

      - a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of the voting stock of the issuer, or

      - a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

      then, the withholding tax rate will be 35%.

      Pursuant to Rule 3.25.15 (the "Reduced Rate Rule") issued by the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico) on May 31, 2002 payments of interest with respect to the notes made by us to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:

      - the notes are registered with the Special Section of the National Registry of Securities and Intermediaries and copies of approval of such registration are provided to the Ministry of Finance;

      - we timely file with the Ministry of Finance certain information relating to the issuance of the new notes;

      - we timely file with the Ministry of Finance on a quarterly basis information on the amount and dates of interest payments made during each quarter and information representing that no party related to us, directly or indirectly, is the effective beneficiary of more than five percent (5%) of the aggregate amount of each such interest payment; and

      - we maintain records that evidence compliance with the conditions set forth above.

      We will comply with the first two conditions set forth above and expect that the last two conditions will also be met and, accordingly, expect to withhold Mexican tax from interest payments on the notes at the Reduced Rate during the effectiveness of such rule.

      However, during the fiscal year 2002, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate. From 2001 and beyond, holders of the notes should consult their own tax advisors as to the possible application of the Tax Treaty.

      Payments of interest we make on the notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

      -     the effective beneficiary of the interest;

      -     duly incorporated under the laws of its country of origin;

      -     exempt in its country of origin from income tax on interest income;
            and

      -     registered with the Ministry of Finance for that purpose.

      Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the notes.

      TAXATION OF ADDITIONAL AMOUNTS. We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in "Description of the Notes -- Additional amounts") to the holders of the notes in respect of the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the notes.

      Holders or beneficial owners of the notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

      TAXATION OF ACCRUED INTEREST. Interest accrued that is not due and payable under the terms applicable to the old notes before the exchange of the old notes for the new notes will not be subject to a Mexican income tax withholding under the terms described above, but such interest will be subject to a Mexican income tax withholding when such interest becomes due and payable under the new notes after the exchange of the old notes for the new notes.

      GAIN ON DISPOSITIONS. Gains resulting from the sale or other dispositions of the notes and by a Foreign Holder will not be deemed as an income arising from Mexican source, and therefore will not be subject to Mexican income tax.

Mexican tax consequences to Foreign Holders of the CPOs

      DISTRIBUTIONS. Dividends, either in cash or in any other form, paid with respect to the CPOs will be subject to withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, in 2002. For following years the factor will decrease to 1.5152, 1.4925 and 1.4706 in 2003, 2004 and 2005 and thereafter.

      DISPOSITIONS. The sale or other disposition of the CPOs by a Foreign Holder will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other securities market approved by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico). Sales or other dispositions of the CPOs made in other circumstances would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as such holder did not own, directly or indirectly, 25% or more of our outstanding shares within the twelve-month period preceding such sale or other disposition.

Certain tax consequences to Mexican holders on the exchange or disposition of the CPOs.

      The Mexican income tax effect for a Mexican resident holder on the taxable disposition or exchange of the CPOs, may vary depending on the conditions of the acquisitions, disposition or exchange of the CPOs, as well as on the characteristics of the holders. Therefore, such holders should seek advice from Mexican tax counsel to determine the effects on a case by case basis.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

      The old notes, which are payable at a fixed annual rate of 13 3/4%, constituted substantially all of our outstanding indebtedness at December 31, 2001. The new notes will not accrue or pay interest until March 1, 2006, and after March 1, 2006, the new notes will accrue interest at a fixed annual rate of 10%. As a result, we do not currently have any significant interest rate risk.

FOREIGN EXCHANGE RISK

      Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. Substantially all of our debt obligations at December 31, 2001 were denominated in U.S. dollars. This will also be true immediately after the consummation of the exchange offer. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

      The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2001, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.36.4 million over a one-year period. On a pro forma basis after giving effect on January 1, 2001 to the consummation of the exchange offer, at December 31, 2001, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense over a one-year period by approximately Ps.2.1 million.

      To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our new headquarters building is denominated in U.S. dollars. See "Item 5. Operating and Financial Review and Prospects -- B. Liquidity and capital resources -- Other contractual obligations" for a description of our contractual operating lease obligations denominated in dollars.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

      Pursuant to the terms of the exchange offer the indenture governing the old notes was amended to among other things, eliminate:

      - all the covenants restricting the incurrence of indebtedness, the making of investments, the granting of loans, the payment of dividends, the creation of liens, the entering into transactions with affiliates, the undertaking of mergers, consolidation or sales, the disposition of assets or subsidiary stock, a change in control and any limitations on the transfer of funds from subsidiaries to Maxcom;

      -     the redemption option in the event of a change of control; and;

      - events of default related to the non-compliance with such covenants, cross-defaults, adverse judgments in excess of U.S.$5.0 million and certain bankruptcy events.

      The modification of the restrictive covenants permits Maxcom, absent the existence of similar covenants under other indebtedness, to take actions that could increase the credit risks, with respect to Maxcom and its subsidiaries, faced by the holders of the old notes or that could otherwise be adverse to the interests of the holders of the old notes.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Maxcom is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Pursuant to the terms of the exchange offer, the indenture governing the old notes was amended to, among other things, eliminate:

      - all of the covenants restricting the incurrence of indebtedness, the making of investments, the granting of loans, the payment of dividends, the creation of liens, the entering into transactions with affiliates, the undertaking of mergers, consolidation of sales, the disposition of assets or subsidiary stock, a change in control and any limitations on the transfer of funds from subsidiaries to Maxcom;

      -     the redemption option in the event of a change of control; and

      - events of default related to the non-compliance with such covenants, cross-defaults, adverse judgments in excess of U.S.$5.0 million and certain bankruptcy events.

      The modification of the restrictive covenants permits Maxcom, absent the existence of similar covenants under other indebtedness, to take actions that could increase the credit risks, with respect to Maxcom and its subsidiaries, faced by the holders of the old notes or that could otherwise be adverse to the interest of the holders of the old notes.

ITEM 15. RESERVED

      Not applicable.

ITEM 16. RESERVED

      Not applicable.

                                    PART II


ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                                 PAGE
                                                                                 ----

Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiaries

Report of Independent Accountants..........................................      F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001...............      F-4
Consolidated Statements of Operations for the period from May 1, 1999
     (commencement of operations), through December 31, 1999, and for
     the years ended December 31, 2000 and 2001............................      F-5
Consolidated Statements of Changes in Shareholders' Equity for the
     years ended December 31, 1999 2000, and 2001..........................      F-6
Consolidated Statements of Changes in Financial Position for the
     years ended December 31, 1999 2000, and 2001..........................      F-7
Notes to the Consolidated Financial Statements.............................      F-8

Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules.........      S-I
Valuation and Qualifying Accounts..........................................      S-II

ITEM 19. EXHIBITS

                                                                               PAGE
                                                                               ----

1.         Amended By-laws (estatutos) of Maxcom Telecomunicaciones,            E-1
           S.A. de C.V...................................................
2(a).      Not applicable.
2(b).
    1.     Indenture dated as of March 17, 2000 among Maxcom,                    *
           Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank
           of New York, as Trustee.......................................
    2.     Indenture dated as of April 29, 2002 among Maxcom,                   E-54
           Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom
           Servicios Administrativos, S.A., de C.V. and The Bank of New
           York, as Trustee..............................................
    3.     Second Supplemental Indenture dated as of April 29, 2002            E-175
           among Maxcom, Corporativo en Telecomunicaciones, S.A. de
           C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the
           Bank of New York, as Trustee..................................
2(c).      Not applicable.
    1.     CPO Trust Agreement effective April 25, 2002 among Maxcom.,         E-183
           its shareholders and Banco Nacional de Mexico, S.A.,
           Institucion de Banca Multiple, Grupo Financiero Banamex
           Accival, acting as trustee....................................
    2.     Second amended and Restated Securityholders Agreement entered       E-219
           into as of April 29, 2002 among Maxcom and certain existing and new securityholders.......................................
4(a).      Agreement for the use of infrastructure and installation of           *
           fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and
           Iusatel, S.A. de C.V..........................................
4(b).      Interconnection Agreement for long distance services, dated           *
           January 22, 1999, between Amaritel and Telefonos de Mexico
           (Telmex) valid for a period of two years between February 1,
           1999 and January 1, 2001.  The agreement establishes that it would remain in effect after the expiration date if no
           further agreement for its termination or renewal has been
           entered into, in accordance with article 42 of the Mexican
           Telecommunications law........................................
4(c).      Local Interconnection Service Agreement, dated November 24,           *
           1998, between Amaritel, S.A. de C.V. and Telefonos de Mexico,
           S.A. de C.V...................................................
4(d).      Amendment to Local Interconnection Service Agreement, dated           *
           February 25, 1999, between Amaritel, S.A. de C.V. and
           Telefonos de Mexico, S.A. de C.V., originally entered into on
           November 24, 1998.............................................
4(e).      Metropolitan Network Capacity Sale Agreement, dated April 28,         **
           2000, between Maxcom Telecomunicaciones, S.A. de C.V. and
           Metro Net, S.A. de C.V. (including amendment dated December
           21, 2000).....................................................
4(f).      Telecommunications Service Agreement dated November 15, 1999,         *
           between Maxcom and Telefonos de Mexico, S.A. de C.V...........
4(g).      Telecommunications Service Agreement dated March 9, 1999,             *
           between Maxcom and Bestel S.A. de C.V., according to which
           Bestel will provide long distance and private calls services to Maxcom.....................................................
4(h).      Concession for the installation and operation of                      *
           telecommunications services granted to Amaritel, S.A. de C.V.
           by the Secretary of Telecommunications and Transport on
           December 20, 1996.............................................
4(i).      Amendment to Concession for the installation and operation of         *
           telecommunications services granted to Amaritel by the
           Secretary of Telecommunications and Transport on December 20,
           1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico...........................................
4(j).      Amendment to Concession for the installation and operation of         *
           telecommunications services granted to Amaritel by the
           Secretary of Telecommunications and Transport on December 20,
           1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing
           telecommunications services to various municipalities.........

4(k)       and operation of telecommunications services granted to
           Amaritel, S.A. de C.V. by the Secretary of Telecommunications
           and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of
           Mexico.......................................................       E-271
4(l).      Concession for a public telecommunications network in Regions         *
           3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.........
4(m).      Concession for the operation of point-to-multipoint microwave         *
           telecommunications services in Region 5 granted to Amaritel,
           S.A. de C.V. by the Secretary of Telecommunications and
           Transport on April 23, 1998...................................
4(n)       Concession for the operation of point-to-multipoint microwave         *
           telecommunications services in Region 3 granted to Amaritel,
           S.A. de C.V. by the Secretary of Telecommunications and
           Transport on April 23, 1998...................................
4(o).      Concession for the operation of point-to multipoint microwave         *
           telecommunications services in Region 8 granted to Amaritel,
           S.A. de C.V. by the Secretary of Telecommunications and
           Transport on April 29, 1998...................................
4(p).      Concessions for the nationwide operation of point-to-point            *
           microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A.
           de C.V. by the Secretary of Telecommunications and Transport
           on June 4, 1998...............................................
4(q).      Concessions for the nationwide operation of point-to-point            *
           microwave telecommunications services using two frequency
           bands in the 100 MHz bandwidth, each granted to Amaritel,
           S.A. de C.V. by the Secretary of Telecommunications and
           Transport on June 4, 1998.....................................
4(r).      Amendment to Concession for the operation of                          *
           point-to-multipoint telecommunications services in Regions 3,
           5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of
           Telecommunications and Transport on April 1, 1998, dated
           October 12, 1999, regarding the start date for the initiation of services...................................................
4(s).      Amendment to Concession for the installation and operation of         *
           telecommunications services granted to Amaritel, S.A. de C.V.
           by the Secretary of Telecommunications and Transport on
           December 20, 1996, dated September 24, 1999 eliminating
           financial restrictions........................................
4(t).      Warrant Agreement dated as of March 17, 2000 between Maxcom           **
           Telecomunicaciones, S.A. de C.V. and The Bank of New York,
           acting as warrant agent.
5.         Not applicable.
6.         Computation of earnings per share.............................      E-285
7.         Computation of ratio of earnings to fixed charges.............      E-286
8.         No significant subsidiaries.
9.         Not applicable.
10.        None.

* Previously filed with Registration Statement on Form F-4 No. 333-11910 submitted on May 5, 2000.

** Previously filed with Annual Report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

         ADSL...............................           ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream.  The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access.  Users of these applications typically download more information than they send.  ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

         Band...............................           A range of frequencies between two defined limits.

         Bandwidth..........................           The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion.  The greater the bandwidth, the greater the information carrying capacity.  Bandwidth is measured in Hertz (analog) or Bits
                                                       Per Second (digital).

         Capacity...........................           Refers to ability to transmit voice or data over telecommunications equipment.

         Carrier............................           A provider of telecommunications transmission services by fiber, wire or radio.

         Centrex service....................           A business telephone service developed originally by Lucent
                                                       Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

         COFETEL............................           Comision Federal de Telecomunicaciones, the Mexican Federal
                                                       Telecommunications Commission.

         Digital............................           Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1.  Digital transmission /
                                                       switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

         E1.................................           A digital telephony format that carries data at the rate of 2.048
                                                       Mbps (DS-1 level).  E-1 is the European and Latin American version of
                                                       North American T-1, though T-1 is 1.544 Mbps.

         Fiber optic technology.............           Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass.
                                                       Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems.  A pair of fiber optic strands using advanced transmission technologies is capable of carrying over 258,000 simultaneous telephone calls.  Because optical signals disperse over distance, they must be regenerated / amplified at sites located along the fiber optic cable.  Fiber optic systems using earlier generation fiber require frequent intervals between regeneration / amplifier sites.  Greater distances between regeneration / amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential

                                                       points of failure.

         Fixed wireless local loop..........           A wireless local telephony service using the 3.4-3.7 GHz frequency band.

         FTTH...............................           Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises / network interface by fiber optic.

         Gulf region........................           115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun,
                                                       Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and
                                                       Tuxtla Gutierrez, among others.

         Hertz..............................           The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states.  One hertz (abbreviated Hz) equals one cycle per second.  KHz (kilohertz) stands for thousands of hertz; MHz
                                                       (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

         ISDN...............................           Integrated Services Digital Network.  ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

         Kbps...............................           Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

         LAN................................           Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

         Microwave technology...............           Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over intermediate and longer distances.  Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path.  As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power.  To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted.  Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

         Mbps...............................           MegaBits per second.  A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

         Multi-line hunting.................           A value-added service that allows for multiple calls to be received with a single telephone number.

         PCS................................           Personal Communications Services.  PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.  Generic PCS suppliers promote this service on the ability of its features to be customized, or "bundled," to the needs of the individual customers.
         Point-to-multipoint microwave
         transmission......................            A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

         Point-to-point microwave
         transmission.......................           A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

         POTS...............................           Plain Old Telephone Service.  The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

         SCT................................           Secretaria de Comunicaciones y Transportes, the Mexican
                                                       Communications and Transportation Ministry.

         Switch.............................           A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information.  Switching is the process of interconnecting circuits to form a transmission path between users.

         Teledensity........................           Teledensity is a measure of telephony service in a population.  It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100.  It is generally used as a comparative measure of network development.  All teledensity figures are reported in subscribers per 100 inhabitants.

         Web-hosting........................           A service performed by Internet service providers (also known as
                                                       ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the
                                                       Internet.

         xDSL...............................           XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly created this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    MAXCOM TELECOMUNICACIONES, S.A. DE C.V.



                                       By:   /s/ ELOISA MARTINEZ
                                             -----------------------------------
                                             Eloisa Martinez
                                             Chief Financial Officer
DATE: June 30, 2002

            MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Accountants..........................  F-2
  Consolidated Balance Sheets as of December 31, 2000 and
     2001...................................................  F-4
  Consolidated Statements of Operations for the period from
     May 1, 1999 (commencement of operations) through
     December 31, 1999 and for the years ended December 31,
     2000 and 2001..........................................  F-5
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 1999, 2000 and 2001...  F-6
  Consolidated Statements of Changes in Financial Position
     for the years ended December 31, 1999, 2000 and 2001...  F-7
  Notes to Consolidated Financial Statements for the years
     ended December 31, 1999, 2000 and 2001.................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

Mexico D.F., March 13, 2002, except for Note 23 for which the date is April 30, 2002

To the Board of Directors and Shareholders of Maxcom Telecomunicaciones, S. A. de C. V. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries as of December 31, 2001, and the related consolidated statement of operations, of changes in stockholders' equity and of changes in financial position for the year then ended and the financial statement schedule included in this Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of the Company as of December 31, 2000 and the related consolidated statements of operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31, 2000 and consolidated statements of changes in shareholders' equity and changes in financial position for the years ended December 31, 1999 and 2000 were audited by other independent accountants whose report, dated February 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries at December 31, 2001, and the results of its operations, its changes in shareholders' equity and its changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is highly leveraged and has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. In addition, under Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution of the Company and force it to liquidate, if, as is the case of the Company, the accumulated losses exceed two thirds of its capital stock. Management's plans in regard to these matters are also described in Note 2. In addition, the restructuring mentioned in Note 23 improved the Company's financial position. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Mexico vary in certain significant respects from the accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Mexican Pesos for the year ended December 31, 2001 and the determination of consolidated stockholders' equity and consolidated financial position also expressed in Mexican Pesos at December 31, 2001 to the extent summarized in Note 22 to the consolidated financial statements.

PricewaterhouseCoopers
/s/ C.P. Juan Manuel Ferron
C.P. Juan Manuel Ferron
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiary

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiary, as of December 31, 2000, and the related consolidated statements of operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31 2000, consolidated changes in shareholders' equity and changes in financial position for the years ended December 31, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiary, as of December 31, 2000, the consolidated result of its operations for the period from May 1, 1999 (commencement of operations) through December 31, 1999 and for the year ended December 31 2000, the consolidated changes in shareholders' equity and the changes in its financial position for the years ended December 31, 1999 and 2000, in conformity with Mexican generally accepted accounting principles ("Mexican GAAP").

Mexican GAAP vary in certain respects from accounting principles generally accepted in the United States ("U.S." GAAP"). The application of U.S. GAAP referred to in Note 22 would have affected the determination of consolidated net loss expressed at the purchasing power of pesos as of December 31, 2001 for the years ended December 31, 1999 and 2000 and the determination of the consolidated shareholders' equity and consolidated financial position, also expressed at the purchasing power of pesos as of December 31, 2001, as of and for the years ended December 31, 1999 and 2000, to the extent summarized in Note 22 to the consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of the readers of this language.

BDO INTERNATIONAL
/s/ BDO INTERNATIONAL
MEXICO CITY,
FEBRUARY 12, 2001

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                             (NOTES 1, 2, 3 AND 4)
        (IN THOUSANDS OF MEXICAN PESOS ("Ps.") IN PURCHASING POWER AS OF
            (DECEMBER 31, 2001 AND THOUSANDS OF U.S. DOLLARS ("$"))

                                                            2000           2001         2001
                                                        ------------   ------------   ---------
                                            ASSETS
Current assets:
Cash and cash equivalents (Note 5)....................  Ps.1,119,478   Ps.  172,583   $  18,849
Restricted cash (Note 12).............................       401,326        186,803      20,402
Accounts receivable:
  Customers, net of allowance of Ps.8,670 and
     Ps.18,631 in 2000 and 2001, respectively.........        40,359         57,889       6,323
  Value-added tax refundable (Note 6).................        17,669         13,803       1,508
  Other sundry debtors................................           524         12,288       1,342
                                                        ------------   ------------   ---------
                                                              58,552         83,980       9,173
Inventory, net........................................         9,408         28,513       3,114
Prepaid expenses, net.................................        11,310         10,303       1,125
                                                        ------------   ------------   ---------
  Total current assets................................     1,600,074        482,182      52,663
Restricted cash (Note 12).............................       192,602             --          --
Frequency rights, net (Note 7)........................       110,885        104,837      11,450
Telephone network systems and equipment, net (Note
  9)..................................................     1,134,617      1,368,870     149,505
Preoperating expenses, net (Note 10)..................       252,055        221,853      24,230
Intangible assets, net (Note 11)......................       338,145        299,528      32,714
Rent deposits of Ps.27,448 in 2001 and other assets...         8,200         31,310       3,420
                                                        ------------   ------------   ---------
  Total assets........................................  Ps.3,636,578   Ps.2,508,580   $ 273,982
                                                        ============   ============   =========



                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Interest payable (Note 12)............................       108,682         99,138      10,828
Accrued expenses and other accounts payable...........       130,363        139,336      15,218
Customer deposits.....................................         5,769          3,754         410
Payroll and other taxes payable.......................         9,698         17,524       1,914
                                                        ------------   ------------   ---------
  Total current liabilities...........................       254,512        259,752      28,370
Long-term liabilities:
Senior notes, net (Note 12)...........................     2,920,879      2,439,834     266,473
                                                        ------------   ------------   ---------
  Total liabilities...................................  Ps.3,175,391   Ps.2,699,586   $ 294,843
                                                        ============   ============   =========
Commitments and contingencies (Notes 12, 14, 19 and
  20)
Shareholders' equity:
Capital stock, no par value (Note 15).................     1,203,306        976,096     106,607
Additional paid-in capital (Note 15 and 16)...........       128,239        102,309      11,174
Accumulated deficit (Note 17):
  Prior year's deficit................................      (247,059)      (616,301)    (67,311)
  Net loss for the period.............................      (623,299)      (653,110)    (71,331)
                                                        ------------   ------------   ---------
                                                            (870,358)    (1,269,411)   (138,642)
  Total shareholders' equity (deficit)................       461,187       (191,006)    (20,861)
                                                        ------------   ------------   ---------
  Total liabilities and shareholders' equity..........  Ps.3,636,578   Ps.2,508,580   $ 273,982
                                                        ============   ============   =========

  The accompanying notes are an integral part of these consolidated financial statements.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE PERIOD AND YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (NOTES 1, 2, 3 AND 4)
 (IN THOUSANDS OF MEXICAN PESOS ("Ps.") IN PURCHASING POWER AS OF DECEMBER 31,
                                      2001
        (AND THOUSANDS OF U.S. DOLLARS ("$"), EXCEPT PER SHARE AMOUNTS)

                                       1999             2000             2001            2001
                                  --------------   --------------   --------------   ------------
                                                                                       (NOTE 3)
Net revenues....................  Ps.    100,331   Ps.    277,780   Ps.    314,388   $     34,336
Operating costs and expenses:
  Network operating costs.......          49,854          112,510          150,439         16,431
  Selling, general and
     administrative expenses....         183,790          345,748          429,945         46,958
  Depreciation and
     amortization...............          84,483          209,894          268,473         29,322
                                  --------------   --------------   --------------   ------------
  Total operating costs and
     expenses...................         318,127          668,152          848,857         92,711
                                  --------------   --------------   --------------   ------------
  Operating loss................        (217,796)        (390,372)        (534,469)       (58,375)
Integral cost (income) of
  financing:
  Interest expense..............          52,671          417,592          426,956         46,631
  Interest income...............         (11,428)        (102,265)         (76,766)        (8,384)
  Gain on repurchase of debt
     (Note 12)..................              --               --         (121,249)       (13,243)
  Exchange loss (gain), net.....          10,859           11,177          (90,787)        (9,916)
  Gain on net monetary
     position...................         (22,688)         (94,069)         (82,656)        (9,028)
                                  --------------   --------------   --------------   ------------
                                          29,414          232,435           55,498          6,060
Nonrecurring charges (Note
  14)...........................              --               --           62,215          6,795
Other income (expense), net.....             151             (492)            (177)           (19)
                                  --------------   --------------   --------------   ------------
Loss before taxes...............        (247,059)        (623,299)        (652,359)       (71,249)
Asset tax (Note 19).............              --               --              751             82
                                  --------------   --------------   --------------   ------------
  Net loss......................  Ps.   (247,059)  Ps.   (623,299)  Ps.   (653,110)  $    (71,331)
                                  ==============   ==============   ==============   ============

Loss per share, basic...........  Ps.     (24.07)  Ps.     (54.37)  Ps.     (47.50)  $      (5.19)
Weighted-average shares
  outstanding...................      10,264,827       11,463,667       13,748,445     13,748,445

  The accompanying notes are an integral part of these consolidated financial statements.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (NOTES 1, 2, 3 AND 4)
        (IN THOUSANDS OF MEXICAN PESOS ("Ps.") IN PURCHASING POWER AS OF
            (DECEMBER 31, 2001 AND THOUSANDS OF U.S. DOLLARS ("$"))

                                                        ADDITIONAL                       TOTAL
                                            CAPITAL      PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                             STOCK       CAPITAL        DEFICIT         EQUITY
                                           ----------   ----------   -------------   -------------
                                           (NOTE 15)                   (NOTE 17)
Balances at December 31, 1998............  Ps.835,372   Ps. 30,777   Ps.        --    Ps. 866,149
Increase in capital stock................      10,628           --              --         10,628
Stock options (Note 16)..................          --        2,154              --          2,154
Contributions for future increases of
  capital................................          --          377              --            377
Net loss.................................          --           --        (247,059)      (247,059)
                                           ----------   ----------   -------------    -----------
Balance at December 31, 1999.............     846,000       33,308        (247,059)       632,249
Increase in capital stock................     350,069           --              --        350,069
Contributions for future increases of
  capital................................          --          100              --            100
Stock options (Note 16)..................          --      102,068              --        102,068
Warrants (Note 16).......................       7,237       (7,237)             --             --
Net loss.................................          --           --        (623,299)      (623,299)
                                           ----------   ----------   -------------    -----------
Balance at December 31, 2000.............   1,203,306      128,239        (870,358)       461,187
Increase in capital stock................      25,930      (25,930)             --             --
Losses absorbed..........................    (254,057)          --         254,057             --
New paid-in capital......................         917           --              --            917
Net loss.................................          --           --        (653,110)      (653,110)
                                           ----------   ----------   -------------    -----------
Balance at December 31, 2001.............  Ps.976,096   Ps.102,309   Ps.(1,269,411)   Ps.(191,006)
                                           ==========   ==========   =============    ===========
U.S. Dollars.............................  $  106,607   $   11,174   $    (138,642)   $   (20,861)
                                           ----------   ----------   -------------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (NOTES 1, 2, 3 AND 4)

        (IN THOUSANDS OF MEXICAN PESOS ("Ps.") IN PURCHASING POWER AS OF
           (DECEMBER 31, 2001 AND THOUSANDS OF U.S. DOLLARS ("$")) )

                                              1999           2000           2001         2001
                                           -----------   ------------   ------------   ---------
                                                                                       (NOTE 3)
Operating activities:
Net loss.................................  Ps.(247,059)  Ps. (623,299)  Ps. (653,110)  $ (71,331)
Adjustments to reconcile net loss to
  resources provided by (used for)
  operating activities:
  Depreciation and amortization..........       84,483        209,894        268,473      29,322
  Nonrecurring charges...................           --             --         62,215       6,795
  Gain on repurchase of debt.............           --             --       (121,249)    (13,243)
Changes in operating assets and
  liabilities:
  (Increase) decrease in:
     Accounts receivable, net............      (32,595)        (7,764)       (17,530)     (1,915)
     Inventory, net......................       (7,644)        (1,763)       (19,106)     (2,087)
     Prepaid expenses, net...............        2,333         (5,300)         1,007         110
  (Decrease) increase in:
     Restricted cash, liabilities and
       others, net.......................       54,669       (383,508)       142,732      15,590
                                           -----------   ------------   ------------   ---------
     Resources used for operating
       activities........................     (145,813)      (811,740)      (336,568)    (36,759)
                                           -----------   ------------   ------------   ---------
Financing activities:
  Issuance of capital stock..............       10,628        357,335            917         100
  Additional paid-in capital.............        2,530         94,932             --          --
  Repurchase of debt.....................           --             --        (94,400)    (10,310)
  Proceeds from loans and notes
     payable.............................      676,031      2,011,368             --          --
                                           -----------   ------------   ------------   ---------
  Resources provided by (used in)
     financing activities................      689,189      2,463,635        (93,483)    (10,210)
                                           -----------   ------------   ------------   ---------
Investing activities:
  Preoperating expenses..................      (88,419)            --             --          --
  Investment in telephone network systems
     and equipment, net of
     dispositions........................     (692,835)      (397,503)      (472,639)    (51,621)
  Intangible assets......................      (25,104)      (308,484)        (7,307)       (798)
  Other assets...........................       (2,655)        (1,233)       (36,898)     (4,030)
                                           -----------   ------------   ------------   ---------
  Resources used for investing
     activities..........................     (809,013)      (707,220)      (516,844)    (56,449)
                                           -----------   ------------   ------------   ---------
Cash and cash equivalents:
Net (decrease) increase in cash and cash
  equivalents............................     (265,637)       944,675       (946,895)   (103,418)
Beginning balance........................      440,440        174,803      1,119,478     122,267
                                           -----------   ------------   ------------   ---------
Ending balance...........................  Ps. 174,803   Ps.1,119,478   Ps.  172,583   $  18,849
                                           ===========   ============   ============   =========

  The accompanying notes are an integral part of these consolidated financial statements.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

 (IN THOUSANDS OF MEXICAN PESOS ("Ps.") IN PURCHASING POWER AS OF DECEMBER 31,
                                      2001
        (AND THOUSANDS OF U.S. DOLLARS ("$"), EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- INCORPORATION AND BUSINESS:

Maxcom Telecomunicaciones, S. A. de C. V. ("Maxcom" or the "Company"), is a Mexican company incorporated on February 28, 1996. Its main line of business is the construction and operation of a telephone network, with the purpose of providing local, national and international long-distance, data and other value-added services, and virtual private network service, within Mexico.

The Company started its commercial operations in May 1999. Therefore, from its incorporation through April 30, 1999, the Company was in the preoperating and development stage.

Effective February 3, 1997 (as amended December 7, 1999 and September 27, 2001), Mexico's Ministry of Communications and Transportation (the "SCT") awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is for 30 years; and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in thirteen states. It also grants the Company the right to provide long-distance, data and other value-added services nationwide, although it is not currently providing long-distance service outside their current customer base. In September, 2001, the SCT amended the concession for national coverage. The Company must meet certain conditions in order for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates, among other things.

In October 1997, the Company was awarded 7 nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years.

On November 24, 1998 (as amended March 23, 1999), the Company entered into an agreement with Telefonos de Mexico, S. A. de C. V. ("Telmex"), through which both parties agreed to provide interconnection services to each other's local telecommunications network. This agreement calls for reciprocal interconnection rates for local-to-local services through September 15, 2002.

On January 22, 1999, the Company entered into another agreement with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex's long-distance traffic. This agreement is valid through September 15, 2002, with the possibility of extension after such date.

During 1999, 2000 and 2001, the Company entered into interconnection and reselling agreements with several other local and long distance carriers and mobile phone companies. See Note 4.

NOTE 2 -- GOING CONCERN:

From the beginning of its commercial operations, the Company has had negative operating cash flow and losses from operations due to its recent establishment and the Company's initial investment in telephone network systems and equipment, preoperating expenses and frequency rights. The recoverability of this investment will depend on the ability of the Company to obtain financing to complete development and on the future profitable commercial exploitation of the telephone network.

During 2001, the Company's accumulated losses exceeded the equivalent of two-thirds of its capital stock. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution of the Company, forcing it to liquidate.

The Company has incurred net losses of Ps.247,059, Ps.623,299 and Ps.653,110 for the years ended December 31, 1999, 2000 and 2001, respectively. The losses were due to higher costs of borrowing and lower-

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES than-expected sales growth. During 2000, the Company issued 13 3/4% Senior Notes with a principal amount of $300 million, maturing on April 1, 2007. Due to the subsequent event mentioned in Note 23, the Company is able to face its cash needs for the next year.

These factors together raise substantial doubt about the Company's ability to continue as a going concern.

The Company has experienced significant turnover of key executive officers. For the most part, the current management team has been with the Company since April 2001 and is dedicated to the turnaround of the business. Through 2001, the Company's administration has worked aggressively to mitigate its financial difficulties. The Company is undertaking the following actions:

A.  CORPORATE DEBT RESTRUCTURING --

    As mentioned in Note 23, the Company carried out a restructuring of the Senior Notes. As a result of these negotiations, the Company was able to exchange a portion of the Senior Notes for a combination of preferred stock and new notes with more favorable terms, such as i) interest free debt for a period of four years; and ii) a lower interest rate once interest does start to accrue.

B.  PRIVATE EQUITY INVESTMENT OF $66.2 MILLION --

    The Company received a capital infusion of $66.2 million from some of its existing shareholders, bondholders and certain new investors.

The consolidated financial statements do not give effect to any adjustments which would be necessary if the Company is not able to continue as a going concern.

NOTE 3 -- BASIS OF PRESENTATION:

A.  CONSOLIDATION --

The accompanying consolidated financial statements include the accounts of Maxcom and subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. ("Corporativo") and Maxcom Servicios Administrativos, S. A. de C. V. ("MSA"). Both are wholly-owned Mexican subsidiaries, whose main line of business is the rendering of administrative and technical services, mainly to Maxcom. All intercompany balances and transactions have been eliminated in the consolidation.

Certain prior year accounts have been reclassified for comparative presentation purposes only.

B.  CONVENIENCE TRANSLATION --

U.S. Dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican Pesos, as a matter of arithmetic computation only, at the December 31, 2001, noon-buying rate of Ps. 9.1560 per U.S.$1.00, as published by The Federal

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. Dollars at this or any other rate.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol "Ps." and have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"). The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a.  RECOGNITION OF THE EFFECTS OF INFLATION --

The financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the Mexican Institute of Public Accounting ("MIPA"), which provides guidance for the recognition of the effects of inflation.

     i. The Company restates its income statement to reflect the purchasing power of the Mexican Peso as of the most recent reporting date (December 31, 2001), using a restatement factor derived from the change in the National Consumer Price Index ("NCPI") from the month in which the transaction occurred to the most recent year-end. Other financial statements have been restated to Mexican Pesos in purchasing power as of December 31, 2001, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican Peso as of the most recent reporting date, thus making them comparable, by using a restatement factor derived from the change in the NCPI, which for 1999 and 2000 was 1.1376 and 1.0440, respectively. Therefore, these amounts differ from those previously reported.

     ii. Shareholders' equity accounts are restated to express them in terms of constant Pesos. The restated amounts are determined by applying factors derived from the NCPI to the historical balances.

     iii. The result on net monetary position represents the inflationary gain or loss, as determined by applying factors derived from the NCPI, on the Company's monthly net monetary assets and liabilities during the period.

     iv. Integral income and cost of financing consists of interest income and expense, exchange gains or losses and the gain or loss on net monetary position. Integral income and cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization on these costs began over a ten-year term.

     v. Bulletin B-12, "Statement of Changes in Financial Position," issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Bulletin B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

B.  CASH AND CASH EQUIVALENTS --

Cash equivalents include highly liquid short-term investments valued at market.

C.  INVENTORY --

   Materials and supplies are valued at the lower of acquisition cost on a weighted-average basis or net realizable value ("NRV").

D. TELEPHONE NETWORK SYSTEMS AND EQUIPMENT --

   Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date.

   Telephone network equipment for resale are valued at the lower of acquisition cost on a LIFO basis or NRV.

   Depreciation is calculated by the straight-line method on the restated cost based on the estimated useful lives of the assets. Depreciation is charged to results of operations. During the development stage, depreciation was applied to preoperating expenses.

   The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.11,227 and Ps.23,845 (including Ps.5,213 of integral cost of financing for 2001) in 2000 and 2001, respectively. There were none recognized in 1999.

   Beginning January 1, 2001, the Company elected to capitalize integral cost of financing attributable to assets under construction. Capitalized integral financing costs include interest cost, gains from monetary position and foreign exchange losses and are determined by reference to the Company's average interest cost on outstanding borrowings.

   Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

E.  FREQUENCY RIGHTS --

   Frequency rights are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date. Amortization is calculated by the straight-line method over the term of the concession (see Note 7), from the start of the Company's operations.

F.  PREOPERATING EXPENSES --

   All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis over ten years, once the corresponding project commences operations.

G. INTANGIBLES --

   Purchased software and certain activities of developing internal-use software are capitalized and amortized over its expected useful lives. Other activities, such as training, maintenance and re-engineering, are expensed as incurred.

   Debt issuance costs are amortized on a straight-line basis over the outstanding term of the related debt.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

H. EVALUATION OF LONG LIVED ASSETS --

   The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

I.  TRANSACTIONS AND BALANCES IN FOREIGN CURRENCIES --

   Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into or settled. Monetary assets and liabilities of Mexican companies denominated in those currencies are stated in Mexican Pesos at the year-end closing rate published in Mexico's Official Gazette. Exchange gains or losses are applied to integral cost of financing.

J.  INCOME TAX AND STATUTORY EMPLOYEES' PROFIT SHARING --

   The Company has incurred tax losses since inception and accordingly has not provided for income taxes and statutory employees' profit sharing.

   Starting in the year 2000, the Company adopted the guidelines of the revised Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing," issued by the MIPA. This Bulletin requires the recognition of deferred income tax by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the financial statements' carrying amounts and the tax basis of existing assets, liabilities and tax losses. An analysis of the corresponding effects is shown in Note 19.

   In July 2000, the MIPA issued Circular 54, "Bulletin D-4 Interpretations," which is intended to clarify certain concepts in connection with the guidelines and application of D-4.

   Through December 31, 1999, deferred income tax was recognized by using the partial liability method, which consisted of calculating deferred income tax only for significant distinct and non-recurring temporary differences arising from the carrying amount of related assets and liabilities and their respective tax basis.

K. MANAGEMENT ESTIMATES --

   Generally accepted accounting principles require that, in preparing a company's financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

L.  FINANCIAL INSTRUMENTS --

   The Company's financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable and payable, and notes payable. The carrying amounts of such financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2000 and 2001, except for long-term debt. Long-term debt is stated at its face value; however, at December 31, 2001, its fair value was 20% of face value, based on quoted market prices.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

   In February 2000, the MIPA issued Bulletin C-2, "Financial Instruments," which is effective as of January 1, 2001. Bulletin C-2 provides guidance for recognizing, measuring and disclosing financial assets and liabilities, including accounting for derivative instruments and certain hedging transactions. Bulletin C-2 requires that all derivative financial instruments be recorded in the balance sheet at their fair values and changes in the fair value of financial instruments are recorded in each period in the income statement. There was no effect on the financial position of the Company upon adoption.

M. REVENUE RECOGNITION --

   The Company recognizes revenues from telephone services provided to customers, from the sale of customer-premise equipment, from services provided to other telephone-service companies (such as interconnection services), and from installation charges.

   Revenues from services provided to customers, including maintenance, are recognized in the month the service is rendered.

   Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

   Revenues from interconnections services are recognized on an accrual basis. The Company has entered into agreements with several telephone carriers with a "bill and keep" feature. Under this arrangement, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If the Company fails to maintain a significant percentage of residential users, then the "bill and keep" arrangement will be terminated and asymmetrical interconnection rates may apply.

   The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate a bill and keep feature.

   Service activation and installation revenues are deferred and recognized over the life of the contract.

   Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance.

   For the year ended December 31, 2001, the three largest customers accounted for more than 23% of revenues. Management believes that this concentration will be reduced over time as the size of operations grow. However, revenues could be negatively affected, at least in the short term, if one or more of these customers cancel their contract.

   The Company creates a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved for once they reach 30 days past due.

N. STOCK-BASED COMPENSATION --

   At December 31, 1999, 2000 and 2001, the Company had several stock option transactions (Note 16). Since Mexican GAAP does not have specific guidance to value and record transactions of this nature, the Company adopted accounting principles generally accepted in the United States ("U.S. GAAP") pursuant to Mexican Bulletin A-8, "Supplementary Application of International Accounting Standards." Bulletin A-8 recommends the application of another promulgation when such instances arise. Accounting Principles Board ("APB") Opinion 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," APB Opinion 25," Accounting for Stock Issued to Employees," and Financial

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

   Accounting Standards Board ("FASB") Statement 123, "Accounting for Stock-Based Compensation," have been applied to the warrant and stock option grants.

   In accordance with APB 25, the Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

   In accordance with FAS 123, compensation expense for stock options and warrants given to non-employees was determined based on fair value using the Black Scholes valuation model.

   Debt with detachable warrants is accounted for using APB 14. A portion of the proceeds from the issuance of such debt is allocated to additional paid-in capital against debt discount. The allocation is based on the relative fair value of the debt versus the warrants. The debt discount is subsequently amortized over the outstanding term of the debt on a straight-line basis, which does not materially differ from the interest method. Amortization expense recognized for the years ended December 31, 2000 and 2001 was Ps.9,157 and Ps.2,262, respectively.

O.  ADVERTISING AND PROMOTIONAL COSTS --

   The Company expenses costs of advertising and promotions as incurred. Advertising and promotional expenses were Ps.19,030 , Ps.17,641 and Ps.20,715 in 1999, 2000 and 2001, respectively.

P.  SEGMENT REPORTING --

   The International Accounting Standards Committee's IAS No. 14, "Segment Reporting" ("IAS 14"), is applicable to Mexican companies under Bulletin A-8. IAS 14 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 21 is a specific disclosure required by the SCT in the Company's concession title.

Q.  NEW ACCOUNTING STANDARDS --

   In August 2000, the MIPA issued Bulletin B-4, "Comprehensive Income," which became effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin, comprehensive income includes net income for the year and other items which, in accordance with other bulletins, are recorded directly in shareholders' equity and which are not a result of shareholders' transactions, such as contributions, reductions or distributions of capital. Currently, the Company does not have any components of other comprehensive income other than net income.

   During 2000, the MIPA issued a revised Bulletin C-1, "Cash," applicable to all Mexican companies beginning January 1, 2001. This Bulletin provides guidance for the valuation of foreign currencies and precious metals as currency. As the Company follows the practices mentioned in the Bulletin, the adoption of this Bulletin did not have a material effect on the Company's financial statements and disclosures.

     As discussed in Note 4.l. above, during 2000, the MIPA issued Bulletin C-2, "Financial Instruments," which requires companies to recognize all financial instruments, including derivative contracts, as either assets or liabilities in the balance sheet and to measure them at fair value. The Company has not entered into derivative contracts either to hedge existing risk or for speculative purposes. Accordingly, the Company did not have a material effect on its financial statements upon adoption of this Bulletin.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

     In November 2001, the MIPA issued the revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives should not be amortized, but must be tested for impairment annually. Intangible assets with finite useful lives must be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

NOTE 5 -- CASH AND CASH EQUIVALENTS:

Investments maturing within 30 days at December 31 consist of:

                                                                  2000          2001
                                                              ------------   ----------
Bank of America: $22,710 and $2,725 in certificates of
  deposit, bearing annual interests at 6.32% and 1.68%,
  respectively..............................................  Ps.  227,609   Ps. 24,913
HSBC Republic: $72,375 and $13,090, in a 5.94% and 1.875%,
  respectively, in a certificate of deposit.................       725,372      119,673
Paine Webber Incorporated: $15,192 and $983 in money market
  instruments, bearing interest at 6.71% and 2.23% per
  annum.....................................................       152,266        8,991
Cash........................................................        14,231       19,006
                                                              ------------   ----------
                                                              Ps.1,119,478   Ps.172,583
                                                              ============   ==========

NOTE 6 -- VALUE-ADDED TAX REFUNDABLE:

Value-Added Tax ("VAT") is levied on goods and services acquired, at a standard rate of 15%. VAT does not usually represent an additional cost to business enterprises because the amounts paid will be offset against the VAT liability of the Company generated on the billing to customers. Because the Company has paid VAT on investments, costs and expenses incurred, the VAT paid has resulted in a tax overpayment subject to refund. This tax is being refunded on a regular basis.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTE 7 -- FREQUENCY RIGHTS:

Frequency rights at December 31 consist of the following:

                                                                 2000         2001
                                                              ----------   ----------
Frequency rights............................................  Ps.120,965   Ps.120,966
Less -- Accumulated amortization............................     (10,080)     (16,129)
                                                              ----------   ----------
                                                              Ps.110,885   Ps.104,837
                                                              ==========   ==========

On October 3, 1997, the Mexican federal government granted the Company concessions to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links. The concession became effective February 28, 1998, and will run through to the year 2018.

For the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization expense of Ps.4,031, Ps.6,049 and Ps.6,049, respectively.

NOTE 8 -- TRANSACTIONS WITH RELATED PARTIES:

     For the period ended December 31, related party expense transactions were as follows:

                                                                1999        2000        2001
                                                              ---------   ---------   --------
Transactions:
  Office and site lease(1)..................................  Ps. 2,717   Ps.   196   Ps.   --
  Compensation in connection with the operation agreement
     and other expenses with CT Global Telecommunications,
     Inc.(2)................................................     76,029      37,282      1,221
  Strategic assistance agreement and other expenses to
     Bachow and Associates(3)...............................      2,092       1,772        464
  Advisory fee and other expenses to certain
     shareholders(4)........................................        941       1,112        229
  Travel expenses to BancBoston(5)..........................        181          93        246
  Advertising and other management services to Operadora
     Plusgamma(6)...........................................      1,946         660      6,295
                                                              ---------   ---------   --------
                                                              Ps.83,906   Ps.41,115   Ps.8,455
                                                              =========   =========   ========

Related party payables, classified within accrued expenses and other accounts payable, as of December 31 consist of:

                                                               2000     2001
                                                              ------   ------
  Compensation in connection with the operation agreement
     and other expenses with CT Global Telecommunications,
     Inc....................................................  Ps.500   Ps. --
  Strategic assistance agreement and other expenses to
     Bachow and Associates..................................      --      133
  Expenses to BancBoston....................................      41       --
  Advertising and other management services expense to
     Operadora Plusgamma(6).................................      --      796
                                                              ------   ------
                                                              Ps.541   Ps.929
                                                              ======   ======

---------------

(1) The Company leases a site, such site is located within the installations of Radio Centro Group which is controlled by the family of one of the shareholders.

(2) For the year 2000, expense relates to operative consulting services provided from warrant holders. For 2001, expense relates to the refund of travel expenses for board meetings.

(3) The Company entered into an agreement in which Bachow and Associates, a shareholder, provided it with strategic advisory services.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

(4) Services provided during 2000 by Bachow and Associates, BancAmerica International Investment Corporation and L.A. Strategic Capital Partners II LLP, all of which were shareholders

(5) Refund of travel expenses to certain shareholders.

(6) Advertising paid to a company owned by the family of one of the shareholders.

NOTE 9 -- TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, NET:

Telephone network systems and equipment, net at December 31 consists of:

                                                                                       USEFUL LIFE
                                                             2000           2001         (YEARS)
                                                         ------------   ------------   -----------
Office furniture.......................................  Ps.    6,194   Ps.    8,513        10
Transportation equipment...............................        15,882         28,286         4
Engineering equipment..................................         9,323          9,356        10
Computer equipment.....................................        29,113         44,119      3.33
Telecommunication equipment and network................       786,899        917,650        10
Electronic equipment...................................       194,803        203,472      3.33
Radio equipment........................................       196,635        224,107        10
Leasehold improvements.................................        54,661         84,861        20(1)
Other..................................................         6,044          8,662        10
                                                         ------------   ------------
                                                            1,299,554      1,529,026
Construction in process:
  Telecommunications...................................        27,973        162,907
Capitalized internal costs.............................        11,227         35,072        10
Less: Accumulated depreciation and amortization........      (204,137)      (358,135)
                                                         ------------   ------------
                                                         Ps.1,134,617   Ps.1,368,870
                                                         ============   ============

---------------

(1) Or life of the lease, whichever is shorter.

During 2001, the Company wrote-off Ps.8,612, net of accumulated amortization of Ps.1,322, in leasehold improvements related to its vacancy of its original building lease.

For the years ended December 31, 1999, 2000 and 2001, the Company recorded depreciation and amortization (of leaseholds) expense of Ps.58,269, Ps.140,659 and Ps.186,309, respectively.

NOTE 10 -- PREOPERATING EXPENSES:

For the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization expense of Ps.19,911, Ps.30,217 and Ps.30,191, respectively. Accumulated amortization was Ps.50,128 and Ps.80,319 as of December 31, 2000 and 2001, respectively.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTE 11 -- INTANGIBLES:

Intangibles as of December 31 consist of:

                                                                 2000         2001
                                                              ----------   ----------
Software licenses...........................................  Ps. 17,665   Ps. 39,367
Infrastructure rights.......................................     132,718      119,412
Debt issuance costs and other assets........................     217,335      211,891
                                                              ----------   ----------
                                                                 367,718      370,670
Accumulated amortization....................................     (29,573)     (71,142)
                                                              ----------   ----------
                                                              Ps.338,145   Ps.299,528
                                                              ==========   ==========

For the years ended December 31, 1999, 2000 and 2001, the Company recorded amortization expense of Ps.2,269, Ps.32,968 and Ps.45,925, respectively. This included Ps.714, Ps.3,048 and Ps.6,396 of software amortization expense, respectively.

NOTE 12 -- LONG-TERM DEBT:

Long-term debt as of December 31 consists of:

                                                                  2000           2001
                                                              ------------   ------------
$275,000 ($300,000 in 2000) 13.75% Senior Notes due April,
  2007......................................................  Ps.3,006,726   Ps.2,514,132
Less -- Discount (net of accumulated amortization)..........       (85,847)       (74,298)
                                                              ------------   ------------
                                                              Ps.2,920,879   Ps.2,439,834
                                                              ============   ============

On March 17, 2000, Maxcom issued $300 million Senior Notes, maturing on April 1, 2007. The main characteristics of these Notes are as follows: (a) unsecured senior obligations of the Company; (b) pari passu in right of payment to all existing and future senior indebtedness of the Company; (c) senior in right of payment to any future subordinated obligations of the Company; (d) subject to registration with the Securities and Exchange Commission ("SEC"), pursuant to a Registration Rights Agreement; and (e) unconditionally guaranteed by Corporativo and MSA. These notes accrue interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in the year 2001) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000. During May and June of 2001, the Company spent U.S.$10 million for the repurchase in the open market of U.S.$25 million of notes. As a result, the Company recognized a pre-tax gain of Ps.121,249.

RESTRICTED CASH:

Additionally, the first four semiannual scheduled interest payments were secured pursuant to a Pledge and Escrow Agreement in a trust, through an historical deposit of Ps.728,414 ($77.9 million). The trust is invested in a portfolio of U.S. government securities. The portfolio was in an amount intended to be sufficient to fulfill said first four payments. As of December 31, 2000 and 2001, this fund amounted to approximately Ps.593.9 and Ps.186.8 million ($59 and $20 million), respectively, which is presented as restricted cash. After the mentioned payments, the remaining balance of the fund, if any, will be released from the pledge.

On September 29, 2000, the Notes were exchanged pursuant to a transaction registered with the SEC for Series "B" Senior Notes, with substantially identical terms to those of the old notes, except that the Series "B" can be freely traded in the open market.

The indenture contains restrictive covenants including: limitations on indebtedness; limitations on investments, the redemption of capital stock, prepayment of subordinated obligations and granting of loans;

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES restrictions on distributions from restricted subsidiaries; limitations on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation of sale or issuance of capital stock of restricted subsidiaries; limitations on liens; limitation on sale/leaseback transactions; and restrictions on mergers and consolidations, among other items. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal and accrued, but unpaid, interest on all the notes to be due and payable. As of December 31, 2001, the Company had complied with all the covenants.

NOTE 13 -- EMPLOYEES BENEFITS:

As of December 31, 2000 and 2001, the Company had the following labor obligations:

A.  INDEMNITIES TO EMPLOYEES --

   Employees who are dismissed without cause are entitled to severance compensation determined in accordance with the provisions of Mexico's Federal Labor Law.

B.  SENIORITY PREMIUMS --

   In the event of dismissal without cause, retirement after 15 years of service or death, employees are entitled to a seniority premium determined in accordance with the provisions of Mexico's Federal Labor Law.

     As of December 31, 2000 and 2001, these items were not significant because the seniority of the vast majority of the Company's employees was less than two years.

NOTE 14 -- NONRECURRING CHARGES:

Nonrecurring charges at December 31 consist of:

                                                                2001
                                                              ---------
Inventory write-off(1)......................................   Ps.6,575
Maintenance contract(1).....................................      3,409
Lease penalty reserve(2)....................................      6,731
Installation expense write-off(3)...........................     13,364
Fixed asset write-off(1)....................................     32,136
                                                              ---------
                                                              Ps.62,215
                                                              =========

---------------

(1) New management wrote-off certain assets and recognized the cost of an overdue maintenance contract which no longer are useful for their revised objectives.

(2) The Company maintains an operating lease on its headquarters. During 2001, the Company vacated a portion of such leased building and moved its headquarters to a new building. However, the previous lease has a term of 15 years, which commenced on October 1, 1998. The Company is looking for a sublessor to take over the commitment. In the meantime, the Company continues to make payments for the whole of this previous lease. The Company is liable for a penalty fee for early termination, the amount of which is dependent on the length of time it has actually been leasing the building.

(3) Installation costs that were originally capitalized were reversed to the extent they related to customers who are no longer part of the Company's customer base.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTE 15 -- CAPITAL STOCK:

Under Mexico's Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunication services may be held by foreigners.

The capital stock is represented by registered shares with no par value, which are divided into Series "A", "B" and "C" common shares and Series "N" limited-voting shares. Series "A" shares may only be subscribed to, acquired or owned by Mexicans, Series "B" shares may be freely subscribed to and Series "C" shares can only be subscribed to, acquired or owned by the agent acting as trustee of a Neutral Investment Trust. Series "N" shares, which may also be freely subscribed to, are limited-voting shares. Series "C" and "N" shares are deposited in the Neutral Investment Trust, which in turn issues Certificados de Participacion Ordinarios ("CPO's"). Series "C" and "N" shares may not be computed for purposes of determining the foreign-investment percentage under the terms of the Foreign Investment Law. In compliance with a ruling of the Mexican Foreign Investment Authorities, in accordance with the Foreign Investment Law and the Company bylaws, Series "B" shares may not represent more than 49% of the voting right shares; Series "C" shares may not represent more than 44.5% of the Company's total outstanding capital stock; and Series "N" shares may not represent more than 44.5% of the Company's total outstanding capital stock.

The Extraordinary Shareholders' Meeting, held on February 21, 2000, resolved to modify the equity structure of the Company by converting 50% of Series "N" shares into new shares of Series "C" shares, at a rate of 1:1. The new Series "C" shares have full voting and economic rights. They can only be subscribed by the agent acting as trustee of a Neutral Investment Trust incorporated in accordance with Mexico's Foreign Investment Law. The trust in turn issues CPOs. Statutorily, the Trustee must vote the Series "C" shares in the same manner as the majority of the Series "A" shares are voted. The corporate governance of the Company remains unaffected.

The same shareholders' meeting also approved the conversion of 255,000 Series "A" shares into 127,500 Series "C" shares and 127,500 Series "N" shares and the conversion of 245,000 Series "B" shares into 122,500 Series "C" shares and 122,500 Series "N" shares.

The Extraordinary Shareholders' Meetings, held on June 5 and September 29, 2000, resolved the following:

1. To increase the capital stock in an amount of $35 million by issuing 3,355,446 shares, of which 1,677,723 were Series "C" shares and 1,677,723 were Series "N" Shares. The shareholders paid $10.44 for each share or its equivalent in Mexican Pesos at the exchange rate published in the Official Gazette on the day of the payment.

2. To cancel 4,660,000 Series "N" shares which had previously been authorized by the Company to fulfill commitments of the Company in accordance with several stock options and warrants agreements (Note 16).

3. To issue 1,679,866 nominative Series "C" shares and 1,679,866 Series "N" shares to be held authorized but not outstanding to fulfill the commitments derived from the stock options and warrant agreement (Note 16).

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

As of December 31, the Company's outstanding shares were:

                                                              1999         2000         2001
                                                           ----------   ----------   ----------
Capital stock:
  Series "A".............................................   1,531,428    1,276,428    1,276,428
  Series "B".............................................   1,471,373    1,226,373    1,226,373
  Series "C".............................................          --    5,622,822    5,622,822
  Series "N".............................................   7,320,190    5,622,822    5,622,822
                                                           ----------   ----------   ----------
  Total issued and outstanding...........................  10,322,991   13,748,445   13,748,445
Authorized and not outstanding:
  Series "C".............................................          --    1,679,866    1,679,866
  Series "N".............................................   4,660,000    1,679,866    1,679,866
                                                           ----------   ----------   ----------
  Total authorized.......................................  14,982,991   17,108,177   17,108,177

Of the total outstanding shares, 765,714 Series "A" shares and 763,113 Series "B" shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom's capital stock, while the remaining "A", "B", "C" and "N" Series shares represent the variable portion of the capital stock.

Under the May 1998 Securityholders Agreement, as amended and restated on August 18, 2000, if the Company registers any equity securities for a primary or secondary public offering prior to May 21, 2002, it must permit parties to the Securityholders Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series "N" shareholders will have the right to retain an investment banker to: (a) sell substantially all of the assets of the Company; (b) merge or consolidate into another company; or (c) require parties to the Shareholders Agreement to sell their shares and distribute the proceeds to the shareholders.

As of December 31, the Company's capital stock consists of:

                                                                  2000          2001
                                                              ------------   ----------
Capital stock...............................................    Ps.966,732   Ps.926,916
Restatement for effects of inflation........................       262,465       49,180
                                                              ------------   ----------
  Total capital stock.......................................     1,229,197      976,096
Expenses incurred in connection with private placement......       (19,084)          --
Restatement for effects of inflation........................        (6,807)          --
                                                              ------------   ----------
                                                              Ps.1,203,306   Ps.976,096
                                                              ============   ==========

On the October 16, 2001 Shareholders' Meeting, the capital stock was reduced to absorb the accumulated losses of Ps.254,057.

NOTE 16 -- STOCK OPTIONS:

A.  EMPLOYEE STOCK OPTION PLANS

   i.  Executive stock option plan --

        In May 1998, the Company implemented an executive stock option plan. This plan provides that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES officers. Under this plan, a technical committee determines the executive officers to whom options to purchase Series "N" shares are granted, as well as the terms of those options.

        Generally, options are awarded once certain criteria have been met and vest either immediately or over four years (20% upon grant and 20% each year thereafter). In the event the employee ceases to be employed by the Company, all unvested options are forfeited. Options expire ten years from the date of grant.

        On April 1, 1999, 2000 and 2001, the Company granted 142,250, 583,000 and 206,820 options at $8.70, $10.40 and $12.55 per share, respectively.

   ii.  Board of Directors

        Each member of the Board is entitled to received options to purchase 250 CPOs at an exercise price of $0.02 per CPO, each time the member attends a Board meeting. The Chairman of the Board is entitled to receive 500 CPOs each time (s)he attends a meeting. One CPO is convertible to one series "C" share and one series "N" share.

        Options vest immediately and expire ten years from the date of grant.

Based on APB Opinion No. 25, compensation expense is determined based on the market or fair-value price of the stock at the measurement date less the amount, if any, that the employee is required to pay for the stock.

In connection with the above described plans, the Company recorded unearned deferred compensation expense of Ps.11,007. This amount will be amortized over the related vesting period. The Company recognized compensation expense of Ps.9,398, Ps.681 and Ps.1,316 during 1999, 2000 and 2001.

Pursuant to the additional disclosure requirements of FAS 123, the fair value of options and warrants granted to directors and officers were calculated on the respective grant dates using the Black Scholes model with the following assumptions:

                                                              FISCAL YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1999   2000   2001
                                                              ----   ----   ----
Expected dividend yield.....................................    --     --     --
Expected stock price volatility.............................    --     --     --
Risk-free interest rate.....................................  5.15%  6.35%  4.67%
Expected life of options....................................     5      5      5

If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by FAS 123, net loss for the years ended December 31 would have changed to the pro forma amounts indicated below:

                                                           1999          2000          2001
                                                        -----------   -----------   -----------
Net loss:
  As reported........................................   Ps.(247,059)  Ps.(623,299)  Ps.(653,110)
  Pro forma..........................................      (248,388)     (625,603)     (652,455)
EPS:
  As reported........................................   Ps.  (24.07)  Ps.  (54.37)  Ps.  (47.50)
  Pro forma..........................................        (24.20)       (53.11)       (47.46)

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

A summary of the changes of the stock options for employees for the years ended December 31, is presented below (in thousands of shares):

                                                 1999                 2000                 2001
                                          ------------------   ------------------   ------------------
                                                   WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                    AVERAGE              AVERAGE              AVERAGE
                                                   EXERCISE             EXERCISE             EXERCISE
                                          SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                          ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning of year........    --       $  --      138      $ 8.70       714     $10.12
  Granted...............................   242        5.11      593       10.27     1,008      13.25
  Exercised.............................   100        0.01       10        0.01        --         --
  Forfeited.............................     4        8.70        7        9.54         1      11.01
                                           ---       -----      ---      ------     -----     ------
Outstanding at the end of the year......   138        8.70      714       10.12     1,721      11.95
                                           ---       -----      ---      ------     -----     ------
Options exercisable at end of year......    28        8.70      174        9.88       447       8.28
                                           ---       -----      ---      ------     -----     ------
Weighted-average fair value of options
  granted during the year (expressed in
  U.S. Dollars).........................             $3.42               $ 2.28               $ 0.21
                                                     =====               ======               ======

The following table summarizes the stock options outstanding for employees (in thousands of shares):

                                                          OUTSTANDING               EXERCISABLE
                                                 -----------------------------   ------------------
                                                            WEIGHTED-AVERAGE              WEIGHTED-
                                                          --------------------             AVERAGE
                                    RANGE OF              REMAINING   EXERCISE            EXERCISE
                                     PRICES      NUMBER     LIFE       PRICE     NUMBER     PRICE
                                   -----------   ------   ---------   --------   ------   ---------
    December 31, 1999............  $      8.70    138       9.25       $ 8.70      28      $ 8.70
                                   -----------    ---       ----       ------     ---      ------

    December 31, 2000............  $8.70-10.45    714       9.06       $10.12     174      $ 9.88
                                   -----------    ---       ----       ------     ---      ------

    December 31, 2001............  $      0.01     87       9.41       $ 0.01      87      $ 0.01
                                    8.70-10.45    713       8.06        10.12     319        9.98
                                   12.55-15.06    921       9.28        14.50      41       12.55
                                   -----------    ---       ----       ------     ---      ------

B.  WARRANTS FOR SERVICES RENDERED

   i.  Nissho Iwai American Corp. stock options:

        On March 24, 1998, the Company granted options to Nissho Iwai for 337,471 Series "N" shares at fixed exercise prices per share of $10.87, vesting immediately and expiring March 2005. These options were issued in connection with a financing agreement and their cost was to be amortized over the 7-year life of the financing. However since the financing agreement terminated in March of 2000, the remaining unamortized balance was expensed in 2000.

   ii.  CT Global Telecommunications, Inc. ("CTGT") stock options:

        On May 21, 1998, CTGT was given the opportunity to earn up to 250,000 Series "N" shares at an exercise price of $8.70. These options will expire two years after CTGT disposes of its equity participation in Maxcom. CTGT's rights to these options are subject to certain performance objectives. On this basis, the Company granted CTGT 50,000 and 77,500 immediately vested Series "N" shares during 1999 and 2000 (none in 2001), respectively. The cost of these options was expensed as granted. The shares subject to this options agreement are limited to a maximum gain of $40.00 per share.

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

   iii.  Bachow and Associates ("Bachow") stock options:

        On May 21, 1998, Bachow was given the opportunity to earn up to 100,000 Series "N" shares at an exercise price of $8.70 expiring two years after Bachow Investment Partners III L.P. disposes of its current equity participation in Maxcom. Bachow's right to exercise the options was subject to performance objectives. As of December 31, 2000, Bachow had accomplished all objectives, which gave it the right to exercise the total of the options (30,000 in 1998 and 70,000 in 2000). The cost of these options was expensed as granted. The shares subject to this options agreement are limited to a maximum gain of $40.00 per share. Bachow may elect to have the Company finance up to 95% of the exercise price with a 7-year term non-recourse loan that will be secured by the shares upon exercise. Bachow will pay the Company 5% of the $870 cost. During 1999 and 2000, Bachow advanced the $44 towards the exercise of its options and such amount is reflected in additional paid-in capital.

        In addition, on April 28, 2000, the Company issued options to purchase 94,000 shares at an exercise price of $0.01 for management services rendered from Bachow, L.A. Strategic Partners II LLP and BancAmerica International Investment Corporation. The cost of these options was also expensed as incurred.

   iv.  Warrants in connection with the offering of the Notes:

        The Company granted the bondholders, initial purchasers and underwriters of the Senior Notes up to 876,491 warrants to purchase an equivalent amount of Series "N" shares at an exercise price of $0.01 per share (or $0.02 per CPO). The cost of these warrants was valued at approximately $9.3 million. The fair value of the warrants was compared to the fair value of the Notes to calculated the proportionate discount to the Notes. This discount is being amortized as additional interest expense over the life of the Senior Notes.

        All options in connection with these warrants vest immediately and expire 7 years from the date of grant.

The fair value of options for services rendered was determined using the Black Scholes options pricing model and resulted in a non-cash charge of approximately Ps.1,583, Ps.4,553 and Ps.1,458, which was recognized as expense during the years ended December 31, 1999, 2000 and 2001.

A summary of the changes of the stock options for non-employees for the years ended December 31 is presented below (in thousands):

                                                     1999                 2000                 2001
                                              ------------------   ------------------   ------------------
                                                       WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                        AVERAGE              AVERAGE              AVERAGE
                                                       EXERCISE             EXERCISE             EXERCISE
                                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                              ------   ---------   ------   ---------   ------   ---------
    Outstanding at beginning of year........   414      $10.47       464     $10.28     1,582      $3.83
    Granted.................................    50        8.70     1,188       1.09        --         --
    Exercised...............................    --          --        70       0.01        --         --
                                               ---      ------     -----     ------     -----      -----
    Outstanding at the end of the year......   464       10.28     1,582       3.83     1,582       3.83
                                               ---      ------     -----     ------     -----      -----
    Options exercisable at end of year......   464       10.28     1,582       3.83     1,582       3.83
                                               ---      ------     -----     ------     -----      -----
    Weighted-average fair value of options
      granted during the year (expressed in
      U.S. Dollars).........................            $ 4.75               $ 8.79                $  --
                                                        ======               ======                =====

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

The following table summarizes the stock options outstanding for non-employees (in thousands):

                                                               OUTSTANDING               EXERCISABLE
                                                      -----------------------------   ------------------
                                                                 WEIGHTED-AVERAGE              WEIGHTED-
                                                               --------------------             AVERAGE
                                         RANGE OF              REMAINING   EXERCISE            EXERCISE
                                          PRICES      NUMBER     LIFE       PRICE     NUMBER     PRICE
                                        -----------   ------   ---------   --------   ------   ---------
    December 31, 1999.................  $8.70-10.87    464       5.27       $10.28     464      $10.28
                                        -----------    ---       ----       ------     ---      ------
    December 31, 2000.................  $      0.01    970       6.51         0.01     970        0.01
                                         8.70-10.87    612       4.79       $ 9.90     612      $ 9.90
                                        -----------    ---       ----       ------     ---      ------
    December 31, 2001.................  $      0.01    970       5.51         0.01     970        0.01
                                         8.70-10.87    612       3.79       $ 9.90     612      $ 9.90
                                        -----------    ---       ----       ------     ---      ------

NOTE 17 -- ACCUMULATED DEFICIT:

Dividends, either in cash or other forms, paid by the Company will be subject to income tax in accordance with the Mexican Income Tax Law if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law, as follows:

     Dividends paid to companies resident in Mexico will be subject to a 35% income tax to be paid by the companies paying the dividend and applied to the result of multiplying the dividends paid by a factor of 1.5385.

     Dividends paid to individuals or foreign residents will be subject to a withholding tax of 5% applied to the result of multiplying the dividends paid by a factor of 1.5385 (1.5150 if dividends are paid to Mexican individuals from earnings that have been subject to Mexican income taxes).

The Company has never generated distributable profits. Any dividends will be paid in Mexican Pesos.

NOTE 18 -- POSITION IN FOREIGN CURRENCY:

As of December 31, the Company's foreign-currency position was:

                                                                 2000          2001
                                                              -----------   -----------
U.S. dollars:
Assets......................................................  $   170,799   $    47,290
Liabilities.................................................      320,945       317,977
                                                              -----------   -----------
  Net liabilities in U.S. dollars...........................  $  (150,146)  $  (270,687)
                                                              ===========   ===========
Exchange rate at end of the year (Ps. per U.S.$1.00)........  Ps.  9.6000   Ps.  9.1423
                                                              -----------   -----------

The Company currently does not hedge any of its foreign-denominated assets or liabilities.

NOTE 19 -- INCOME TAX, ASSET TAX AND TAX-LOSS CARRYFORWARDS:

The Company has had tax losses since inception and accordingly has not been subject to current income taxes or provided for deferred income taxes. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the remeasurement into dollars, the difference between book and tax

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

Asset tax is calculated at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such year. The Mexican tax government waives this tax for the first two years of a company's operations.

The components of deferred income tax assets (liabilities) at December 31 are as follows:

                                                                 2000          2001
                                                              -----------   -----------
CURRENT:
Bad debt allowance..........................................        3,035         6,521
Inventory...................................................       (3,293)       (9,979)
Prepaid expenses............................................           --        (3,165)
                                                              -----------   -----------
     Total current..........................................         (258)       (6,623)
                                                              -----------   -----------
NON-CURRENT:
Telephone network equipment and leasehold improvements,
  net.......................................................      (68,968)     (184,357)
Frequency rights............................................       (4,331)       (7,055)
Tax on assets...............................................           --         8,679
Intangible assets...........................................      (14,337)       (3,088)
Preoperating expenses, net..................................      (80,973)      (69,307)
Tax loss carryforwards......................................      363,732       630,621
                                                              -----------   -----------
     Total non-current......................................      195,123       375,493
                                                              -----------   -----------
Net deferred income tax assets before valuation allowance...      194,865       368,870
Valuation allowance.........................................     (194,865)     (368,870)
                                                              -----------   -----------
     Net deferred income tax assets (liabilities)...........  Ps.      --   Ps.      --
                                                              ===========   ===========

In accordance with Mexico's Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years. As of December 31, 2001, the Company's restated cumulative tax losses were:

                                                              EXPIRATION
FISCAL YEAR INCURRED                              AMOUNT         YEAR
--------------------                           ------------   ----------
1996.........................................  Ps.    6,583      2006
1997.........................................        23,489      2007
1998.........................................       151,011      2008
1999.........................................       383,517      2009
2000.........................................       514,923      2010
2001.........................................       729,185      2011
                                               ------------
                                               Ps.1,808,708
                                               ------------

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTE 20 -- COMMITMENTS AND CONTINGENCIES:

At December 31, 2001, the Company had the following commitments:

The Company maintains operating leases on buildings, sites, poles, and office furniture. The Company recorded leasing expense of Ps.27,435, Ps.28,766 and Ps.63,553 in 1999, 2000 and 2001. One of the Company's building lease has an escalation clause for inflation. The monthly payment of Ps.1,087 is to be multiplied by the NCPI for the respective year for the remaining 15 year term. The schedule of estimated future minimum lease payments is as follows:

                                                                2001
                                                              ---------
2002........................................................  Ps.32,248
2003........................................................     14,158
2004........................................................      8,821
2005........................................................      7,735
2006 and thereafter.........................................     25,018
                                                              ---------
                                                              Ps.87,980
                                                              =========

The Company entered into a new 5-year, renewable building lease on July 26, 2001, which is denominated in U.S. Dollars. The schedule of future minimum lease payments on said lease and other U.S. Dollar denominated leases is as follows:

                                                               2001
                                                              -------
2002........................................................  $ 3,797
2003........................................................    2,675
2004........................................................    2,613
2005........................................................    2,551
2006 and thereafter.........................................    3,051
                                                              -------
                                                              $14,687
                                                              =======

NOTE 21 -- REVENUE BY GEOGRAPHICAL LOCATION:

The Company's concession title requires a revenue report by geographic location:

                                                                            CENTER-
SERVICES                                                     METROPOLITAN    SOUTH       TOTAL
--------                                                     ------------   --------   ----------
Year ended December 31, 1999:
  Local....................................................   Ps.29,964     Ps.2,363   Ps. 32,327
  Long distance............................................      55,545          662       56,207
  Rent of dedicated links..................................         506           --          506
  Sales of customer premise equipment......................       1,474          539        2,013
  Lease of capacity........................................         673           --          673
  Other....................................................       8,403          202        8,605
                                                              ---------     --------   ----------
                                                              Ps.96,565     Ps.3,766   Ps.100,331
                                                              =========     ========   ==========

           MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

                                                                            CENTER-
SERVICES                                                    METROPOLITAN     SOUTH       TOTAL
--------                                                    ------------   ---------   ----------
Year ended December 31, 2000:
  Local...................................................   Ps.155,773    Ps.30,342   Ps.186,115
  Long distance...........................................       78,656        4,969       83,625
  Rent of dedicated links.................................        2,568           --        2,568
  Sales of customer premise equipment.....................          719          719        1,438
  Lease of capacity.......................................          494           --          494
  Other...................................................        1,911        1,629        3,540
                                                             ----------    ---------   ----------
                                                             Ps.240,121    Ps.37,659   Ps.277,780
                                                             ==========    =========   ==========

                                                                            CENTER-
SERVICES                                                    METROPOLITAN     SOUTH       TOTAL
--------                                                    ------------   ---------   ----------
Year ended December 31, 2001:
  Local...................................................   Ps.183,610    Ps.76,718   Ps.260,328
  Long distance...........................................       19,797       15,136       34,933
  Rent of dedicated links.................................        2,271           --        2,271
  Sales of customer premise equipment.....................        3,599        1,735        5,334
  Lease of capacity.......................................          187           --          187
  Other...................................................       10,092        1,243       11,335
                                                             ----------    ---------   ----------
                                                             Ps.219,556    Ps.94,832   Ps.314,388
                                                             ==========    =========   ==========

NOTE 22 - SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:
---------------------------------------------------------------

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 of MIPA. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and shareholders' equity. Reconciling items are presented net of any gain or loss from monetary position.

The following is a summary of the adjustments to net loss and shareholders' equity as of and for the years ended December 31, 1999, 2000 and 2001:




YEARS ENDED DECEMBER 31,                                   1999           2000           2001
-------------------------------------------------   -----------    -----------    -----------

Net loss under Mexican GAAP                         (Ps.247,059)   (Ps.623,299)   (Ps.653,110)
adjustments:
Preoperating expenses  (Note 22a.)                      (90,906)          --             --
Amortization of preoperating expenses (Note 22a.)        19,911         30,217         30,191
Capitalization of interest (Note 22b.)                   20,661         16,085            (91)
Depreciation of capitalized interest (Note 22b.)         (3,164)        (5,002)        (5,800)
Amortization of frequency rights (Note 22c.)             (3,320)            77            403
Installation revenues (Note 22d.)                          --             --           (5,417)
Installation costs (Note 22e.)                             --             --          (16,845)
                                                    -----------    -----------    -----------
Total U.S. GAAP adjustments                             (56,818)        41,377          2,441
                                                    -----------    -----------    -----------
Net loss under U.S. GAAP                            (PS.303,877)   (PS.581,922)   (PS.650,669)
                                                    -----------    -----------    -----------
Weighted-average common shares outstanding,
basic and diluted                                    10,264,827     11,463,667     13,748,445
                                                    -----------    -----------    -----------
Net loss per share under U.S. GAAP                  (Ps.  29.60)   (Ps.  50.76)   (Ps.  47.33)
                                                    ===========    ===========    ===========


BALANCES AS OF DECEMBER 31,                             1999        2000        2001
---------------------------                           --------    --------    --------

Shareholders' equity (deficit) under Mexican GAAP   Ps.632,249  Ps.461,187  (Ps.191,006)
accumulated adjustments:
Preoperating expenses (Note 22a.)                     (302,173)   (302,173)    (302,173)
Amortization of preoperating expenses (Note 22a.)       19,911      50,128       80,319
Capitalization of interest (Note 22b.)                  41,984      58,069       57,978
Depreciation of capitalized interest (Note 22b.)        (4,224)     (9,226)     (15,026)
Amortization of frequency rights (Note 22c.)           (10,838)    (10,761)     (10,358)
Installation revenues (Note 22d.)                         --          --         (5,417)
Installation costs (Note 22e.)                            --          --        (16,845)
                                                    ----------  ----------  -----------
Total U.S. GAAP adjustments                           (255,340)   (213,963)    (211,522)
                                                    ----------  ----------  -----------

Shareholder's equity (deficit) under U.S. GAAP      Ps.376,909  Ps.247,224  (Ps.402,528)
                                                    ==========  ==========  ===========




Provided below is an analysis of changes in shareholders' equity (deficit) under U.S. GAAP:

                                                                Years ended
                                                                DECEMBER 31,

                                                      1999          2000           2001
                                                   --------      --------       --------

Balance at the beginning of the year             Ps.667,627     Ps.376,909     Ps.247,224
Net loss under U.S. GAAP                           (303,877)      (581,922)      (650,669)
Increase in capital stock                            10,628        350,069           --
New paid in capital                                    --             --              917
Contributions for future
increases of capital                                    377            100           --
Stock options and warrants                            2,154        102,068           --
                                                 ----------     ----------     ----------

Balance at the end of the year                   Ps.376,909     Ps.247,224    (Ps.402,528)
                                                 ==========     ==========    ===========



a. PREOPERATING EXPENSES:
   ---------------------

Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. Such capitalized expenses are amortized on a straight-line basis after operations commence for a period not exceeding 10 years. Under U.S. GAAP, such preoperating expenses are expensed as incurred and reported in accumulated deficit during the development stage in shareholders' equity.

b. CAPITALIZATION OF INTEREST:
   --------------------------

In accordance with Mexican GAAP, capitalization of the integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset is optional. The cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company did not capitalize any amount in 2000 and 1999, but did in 2001 (Note 4d).

Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. Dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

c. FREQUENCY RIGHTS:
   ----------------

Under Mexican GAAP, frequency rights are being amortized by the straight-line method over the term of the concession, from the date the Company commenced operations.

Under U.S. GAAP, this item should be amortized during the term of the concession beginning at the granting date of the concession by the SCT.

d. INSTALLATION REVENUES:
   ----------------------

Under Mexican GAAP, installation revenues may be recognized when the service is rendered.

Under U.S. GAAP, installation revenues and direct installation costs are deferred and amortized over the the expected customer life. Prior to 2001, installation revenues were not material.

e.  INSTALLATION COSTS:
    ------------------

Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over 20 years.

Under U.S. GAAP, direct installation costs are deferred and amortized over the expected customer life, four years. Prior to 2001, installation costs were not material.

f. EXTINGUISHMENT OF DEBT:
   ----------------------

As more fully explained in Note 12, during 2001, the Company extinguished U.S.$25.0 million in debt through a repurchase and recognized a related pre-tax gain of Ps.121,249, which is included in integral income of financing. Under U.S. GAAP, such extinguishment, net of tax of Ps.42,437, would have been reflected as an extraordinary item in the consolidated income statement.

g. OPERATING INCOME:
   ----------------
Mexican GAAP allows certain nonrecurring charges, such as asset write-offs, to be classified as non-operating

Under U.S. GAAP, such items are considered part of operating income. Under U.S. GAAP, consolidated operating loss would have been Ps.295,275, Ps.365,080, and Ps.531,937 for the years ended December 31, 1999, 2000, and 2001.

h. DEFERRED INCOME TAXES:
   ---------------------

As mentioned in Note 4j. as of January 1, 2000, the Company adopted revised Bulletin D-4. Under the new method of Bulletin D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities -temporary differences- as of the date of the financial statements. Through December 31, 1999, deferred income taxes were provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate, and benefits form tax loss carryforwards were not allowed to be recognized before the period in which the carryforward is utilized. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109), for all periods presented.

FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that not that some portion or all of the deferred tax assets will no be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

The components of the deferred tax asset applying FAS 109 consist of the following:

DECEMBER 31,                                   2000                2001
------------                                   ----                ----

Net deferred tax asset recorded under
Mexican GAAP, before valuation
allowance (*)                                   202,657            368,870

Impact of U.S. GAAP adjustments:
Accruals                                              -             13,113
Frequency rights                                      -              2,470
Telephone network system and equipment             (298)                 -
Preoperating expenses                            88,221                  -
Tax-loss carryforwards                           (7,785)                 -
Installation revenues                                 -              1,896
Installation costs                                    -             (5,896)
Capitalized interest                                  -            (16,334)
Valuation allowance                            (282,795)          (364,119)
                                          -------------      --------------
Net deferred tax asset                    Ps.         -         Ps.      -
                                          =============      ==============

(*) For Mexican GAAP purposed, 100% of this asset was eliminated.

i. STATEMENT OF CHANGES IN FINANCIAL POSITION:
   ------------------------------------------

Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican Pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

Under U.S. GAAP, pursuant to FAS No. 95, "Statement of Cash Flows" ("FAS 95"), a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the SEC, the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, "Monetary gain", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

                                                                Years ended December 31,

                                                      1999                2000               2001
                                                      ----                ----               ----

Operating activities:
Net loss under U.S. GAAP                          (Ps. 303,877)    (Ps.581,922)     (Ps.650,669)
Adjustments to reconcile net loss to
net cash flow provided by operating activities:
Depreciation and amortization                           72,760         184,598           243,679
Gain on repurchase of debt                              -                 -             (121,249)
Fixed asset write-offs                                  -                 -               38,711
Allowance for doubtful accounts                          3,231           8,389            10,326

Monetary (loss) gain                                   (22,714)        (94,069)          (77,588)
Non recurring charges                                   -               -                 23,504
Allowance of inventory obsolescence                     -               -                    528
Unrealized foreign exchange loss, net                  -                30,060            51,597
                                                  ------------    ------------      ------------
                                                      (250,600)       (452,944)         (481,161)
Changes in operating assets and liabilities:

Restricted cash                                        (21,259)       (566,986)          192,602
Accounts receivable                                    (23,690)          5,785           (30,992)
Inventory                                               (7,644)         (2,393)          (19,688)
Prepaid expenses                                        (4,775)         (5,693)              532
Accrued interest                                         6,134         108,682             -
Accrued expenses and other accounts payable             68,972         171,021           (24,903)
                                                  ------------    ------------      -------------

Cash flow used in operating activities                (232,862)       (742,528)         (363,610)
                                                  ------------    ------------      -------------


Financing activities:
Proceeds from debt and notes payable                   718,463       2,797,683            57,324
Payments of notes payable                               -             (749,783)            -
Increase in capital stock                              142,242         426,874             -
Repurchase of debt                                       -              -                (94,400)
Increase in additional paid-in capital                  33,307          97,671           -
                                                  ------------    ------------      ------------

Cash flow provided by (used in) financing
 activities                                            894,012       2,572,445           (37,076)
                                                  ------------    ------------      -------------

Investing activities:
Acquisition of fixed assets                           (737,704)       (598,758)         (455,794)
Other assets                                           (44,495)       (187,163)          (44,205)
                                                  ------------    ------------      -------------

Cash flow used in investing activities                (782,199)       (785,921)         (499,999)
                                                  -------------   ------------      -------------

Cash and cash equivalents:
Effect of inflation and exchange rate changes
on cash and cash equivalents                          (144,588)        (99,321)          (46,210)

Net (decrease) increase in cash
and cash equivalents                                  (265,637)        944,675          (946,895)
Cash and cash equivalents at
beginning of the year                                  440,440         174,803         1,119,478
                                                  ------------    ------------      ------------

Cash and cash equivalents at end of year          Ps.  174,803    Ps.1,119,478        Ps.172,583
                                                  ============    ============      ============
Interest paid                                     Ps.   48,884    Ps.  262,035        Ps.396,415
                                                  ============    ============      ============
Taxes paid                                        Ps.    -        Ps.     -           Ps.    751
                                                  ============    ============      ============
Supplemental disclosures of non-cash activities   Ps.    -        Ps.     -           Ps.  -
                                                  ============    ============      ============


j. RECENT U.S. ACCOUNTING PRONOUNCEMENTS:
   -------------------------------------

In July 2001, the FASB issued FAS No. 141, "Business Combination" which supercedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB No.16. The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combination accounted for by the purchase method that are completed after June 30, 2001. FAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect to business combinations. To date, management has not entered into any business combinations.

In July 2001, the FASB also issued FAS No. 142, "Goodwill and Other Intangible Assets" which supersedes APB No. 17, "Intangible Assets." The Statement is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. FAS No. 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company does not expect the adoption of this Standard will have a material impact on its financial position.

The FASB also recently issued FAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The objectives of FAS No. 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligations and their associated asset retirement costs. FAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption of this standard will have a material impact on its financial position.

In 2001, the FASB issued FAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes FAS No. 121, and APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS No. 144 provides new guidance on 1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of; and 2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this standard will have a material impact on its financial position.

In April of 2002, the FASB issued FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result, companies will not longer be allowed to classify gains and losses from extinguishments of debt as extraordinay items unless they meet the criteria of APB No. 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB No. 30 shall be reclassified on a go forward basis. In addition, FAS No. 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of FAS No. 28 or 98, as applicable, instead of FAS No.
13. The provisions of this statement with regard to FAS No. 4 will be effective for fiscal years beginning after May 15, 2002, and those for FAS No. 13 will be effective for transactions ocurring after May 15, 2002. The Company is currently evaluating the effect this provision will have on its financial position.

k. CONDENSED CONSOLIDATING FINANCIAL INFORMATION:
   ---------------------------------------------

As mentioned in Note 10, in March 2000 the Company issued U.S.$300 million of senior unsecured notes (the "Notes") as part of its financing program. The Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company's subsidiaries, Corporativo and MSA ("Guarantor subsidiaries"). The subsidiaries guarantee is full and unconditional.

The Company has not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.



                                                   MAXCOM      CORPORATIVO     SERVICIOS     ELIMINATION    CONSOLIDATED
                                                   ------      -----------     ---------     -----------    ------------

Balance Sheet as of December 31, 1999:

Cash and cash equivalents and restricted cash    Ps.174,416     Ps.    387      Ps.    -       Ps.    -      Ps.  174,803
Short- and long-term restricted cash                 21,259              -             -              -            21,259
Accounts receivable, net                             79,111          5,511             -         (5,381)           79,241
Inventory, net                                        7,644              -             -              -             7,644
Prepaid expenses, net                                 4,672            103             -              -             4,775
Frequency rights, net                               116,934              -             -              -           116,934
Telephone network system and equipment, net         897,381              -             -              -           897,381
Preoperating expenses, net                          282,275              -             -              -           282,275
Other assets                                         48,841            119             -            273            49,233
                                               ------------     ----------      --------       --------      ------------
Total assets                                   Ps.1,632,533     Ps.  6,120      Ps.    -      (Ps.5,108)     Ps.1,633,545
                                               ============     ==========      ========       ========      ============
Total liabilities                                 1,000,284          6,393             -         (5,381)        1,001,296
                                               ------------     ----------      --------       --------      ------------

Shareholders' Equity:

Capital stock and additional paid-in capital        879,308             74             -            (74)          879,308
Accumulated deficit                                (247,059)          (347)            -            347          (247,059)
                                               ------------     ----------      --------       --------      ------------
Total shareholders' equity                          632,249           (273)            -            273           632,249
                                               ------------     ----------      --------       --------      ------------
Total liabilities and shareholders' equity     Ps.1,632,533     Ps.  6,120      Ps.    -      (Ps.5,108)     Ps.1,633,545
                                               ============     ==========      ========       ========      ============

Total shareholders' equity  (deficit) under
Mexican GAAP                                        632,249           (273)            -            273           632,249
Preoperating expenses                              (302,173)             -             -              -          (302,173)
Amortization of preoperating expenses                19,911              -             -              -            19,911
Capitalization of interest                           41,984              -             -              -            41,984
Amortization of capitalized interest                 (4,224)             -             -              -            (4,224)
Amortization of frequency rights                    (10,838)             -             -              -           (10,838)
                                               ------------     ----------      --------       --------      ------------
Total shareholders' equity (deficit) under
U.S. GAAP                                      Ps.  376,909    (Ps.    273)     Ps.    -       Ps.  273      Ps.  376,909
                                               ============     ==========      ========       ========      ============


                                                   MAXCOM      CORPORATIVO     SERVICIOS     ELIMINATION    CONSOLIDATED
                                                   ------      -----------     ---------     -----------    ------------

Statements of Operations for the year ended
December 31, 1999:

Revenues                                       Ps.  100,331    P.  100,474      Ps.    -     (Ps.100,474)   Ps.    100,331
Operating cost and expenses                        (317,211)      (101,364)            -         100,448          (318,127)
Integral (income) cost of financing                 (29,651)           245             -              (8)          (29,414)
Other (income) expense                                 (528)           134             -             545              (151)
                                               ------------    -----------      --------       ---------     -------------
Net (loss) income                             (Ps.  247,059)  (Ps.     511)     Ps.    -       Ps    511    (Ps.   247,059)
                                               ============    ===========      ========       =========     =============

Net (loss) income for the year under
Mexican GAAP                                  (Ps.  247,059)  (Ps.     511)     Ps.    -       Ps.   511    (Ps.   247,059)

Preoperating expenses                               (90,906)             -             -               -           (90,906)
Amortization of preoperating expenses                19,911              -             -               -            19,911
Capitalization of interest                           20,661              -             -               -            20,661
Amortization of capitalized interest                 (3,164)             -             -               -            (3,164)
Amortization of frequency rights                     (3,320)             -             -               -            (3,320)
                                               ------------    -----------      --------       ---------     -------------
Net (loss) income for the year under
U.S. GAAP                                     (Ps.  303,877)  (Ps.     511)     Ps.    -       Ps.   511    (Ps.   303,877)

Statement of Changes in Financial Position for the Year Ended December 31, 1999:

Net (loss) income                             (Ps.  247,059)  (Ps.     511)     Ps.    -       Ps.   511    (Ps.   247,059)
Depreciation and amortization                        84,483              -             -               -            84,483
                                               ------------    -----------      --------       ---------     -------------
                                                   (162,576)          (511)            -             511          (162,576)
                                               ------------    -----------      --------       ---------     -------------
Net change in working capital                        16,224            969             -            (430)           16,763
                                               ------------    -----------      --------       ---------     -------------
Resources (used in) provided by
operating activities                               (146,352)           458             -              81          (145,813)
                                               ------------    -----------      --------       ---------     -------------

Financing activities:
Issuance of capital stock                            10,628              -             -               -            10,628
Additional paid-in-capital                            2,530              -             -               -             2,530
Proceeds from loans and notes payables              676,031              -             -               -           676,031
                                               ------------    -----------      --------       ---------     -------------
Resources provided by financing activities          689,189              -             -               -           689,189
                                               ------------    -----------      --------       ---------     -------------
Investing activities:
Preoperating expenses                               (88,419)             -             -               -           (88,419)
Telephone network systems and equipment            (699,978)             -             -           7,143          (692,835)
Other assets                                        (20,424)          (111)            -          (7,224)          (27,759)
                                               ------------    -----------      --------       ---------     -------------
Resources used in investing activities             (808,821)          (111)            -             (81)         (809,013)
                                               ------------    -----------      --------       ---------     -------------

Cash and cash equivalents:
(Decrease) increase during the period              (265,984)           347             -               -          (265,637)
Beginning balances                                  440,400             40             -               -           440,440
                                               ------------    -----------      --------       ---------     -------------
Ending balances                                Ps.  174,416    Ps.     387      Ps.    -       Ps.     -     Ps.   174,803
                                               ============    ===========      ========       =========     =============
Balance Sheet as of December 31, 2000:

Cash and cash equivalents and restricted
cash                                           Ps.1,118,569    Ps.     909      Ps.    -       Ps.     -     Ps. 1,119,478
Short- and long-term restricted cash                593,928              -             -               -           593,928
Accounts receivable, net                             71,822          9,056             -         (22,326)           58,552
Inventory,  net                                       9,408              -             -               -             9,408
Prepaid expenses                                     24,843              -             -         (13,533)           11,310
Frequency rights, net                               110,885              -             -               -           110,885
Telephone network system and
equipment, net                                    1,134,617              -             -               -         1,134,617
Preoperating expenses, net                          252,055              -             -               -           252,055
Intangible assets, net                              338,012            133             -               -           338,145
Other assets                                          8,200              -             -               -             8,200
                                               ------------    -----------      --------       ---------     -------------
Total assets                                   Ps 3,662,340    Ps.  10,098      Ps.    -      (Ps.35,859)    Ps. 3,636,578
                                               ============    ===========      ========       =========     =============
Total liabilities                                 3,201,152         12,335             -         (38,096)        3,175,391
                                               ------------    -----------      --------       ---------     -------------


                                                   MAXCOM      CORPORATIVO     SERVICIOS     ELIMINATION    CONSOLIDATED
                                                   ------      -----------     ---------     -----------    ------------


Shareholders' Equity:
Capital stock and additional paid-in capital      1,331,545             74             -            (74)        1,331,545
Accumulated deficit                                (870,358)        (2,311)            -          2,311          (870,358)
                                               ------------     ----------      --------     ----------      ------------
Total shareholders' equity                          461,187         (2,237)            -          2,237           461,187

Total liabilities and shareholders' equity     Ps.3,662,339     Ps. 10,098      Ps.    -    (Ps. 35,859)     Ps.3,636,577
                                               ============     ==========      ========     ==========      ============

Total shareholders' equity under Mexican
GAAP                                                461,187         (2,237)            -          2,237           461,187

Preoperating expenses                              (302,173)             -             -              -          (302,173)
Amortization of preoperating expenses                50,128              -             -              -            50,128
Capitalization of interest                           58,069              -             -              -            58,069
Amortization of capitalized interest                 (9,226)             -             -              -            (9,226)
Amortization of frequency rights                    (10,761)             -             -              -           (10,761)
                                               ------------     ----------      --------     ----------      ------------
Total shareholders' equity under U.S. GAAP     Ps.  247,224    (Ps.  2,237)     Ps.    -     Ps.  2,237      Ps.  247,224
                                               ============     ==========      ========     ==========      ============

Statements of Operations for the year ended
December 31, 2000:

Revenues                                       Ps.  277,780     Ps.171,110      Ps.    -    (Ps.171,110)     Ps.  277,780
Operating cost and expenses                        (666,374)      (172,888)            -        171,110          (668,152)
Integral (income) cost of financing                (233,262)           850             -            (23)         (232,435)
Other (income) expense                               (1,443)        (1,033)            -          1,984              (492)
                                               ------------     ----------      --------     ----------      ------------
Net (loss) income                             (Ps.  623,299)   (Ps.  1,961)     Ps.    -     Ps.  1,961     (Ps.  623,299)

Net (loss) income for the year under
Mexican GAAP                                  (Ps.  623,299    (Ps.  1,961)     Ps.    -     Ps.  1,961     (Ps.  623,299)

Preoperating expenses                                     -              -             -              -                 -
Capitalization of interest                           16,085              -             -              -            16,085
Amortization of preoperating expenses                30,217              -             -              -            30,217
Amortization of frequency rights                         77              -             -              -                77
Amortization of capital interest                     (5,002)             -             -              -            (5,002)
                                               ------------     ----------      --------     ----------      ------------
Net loss (income) for the year under
U.S. GAAP                                      Ps. (581,922)   (Ps.  1,961)     Ps.    -      Ps.  1,961     Ps. (581,922)
                                               ============     ==========      ========      ==========     ============

Statement of Changes in Financial Position for the Year Ended December 31, 2000:

Net (loss) income                             (Ps.  623,299)   (Ps.  1,961)     Ps.    -     Ps.  1,961     (Ps.  623,299)
Depreciation and amortization                       209,894              -             -              -           209,894
                                               ------------     ----------      --------     ----------      ------------
                                                   (413,405)        (1,961)            -          1,961          (413,405)
                                               ------------     ----------      --------     ----------      ------------
Net change in working capital                      (398,877)         2,503             -         (1,961)         (398,335)

Resources (used in) provided by operating
activities                                         (812,282)           542             -              -          (811,740)
                                               ------------     ----------      --------     ----------      ------------
Financing activities:
Issuance of capital stock                           357,335              -             -              -           357,335
Additional paid-in-capital                           94,932              -             -              -            94,932
Proceeds from loans and notes payables            2,011,368              -             -              -         2,011,368
                                               ------------     ----------      --------     ----------      ------------
Resources provided by financing activities        2,463,635              -             -              -         2,463,635

Investing activities:
Telephone network systems and equipment            (397,503)             -             -              -          (397,503)
Intangible assets                                  (308,464)           (20)            -              -          (308,484)
Other assets                                         (1,233)             -             -              -            (1,233)
                                               ------------     ----------      --------     ----------      ------------
Resources used in investing activities             (707,200)           (20)            -              -          (707,220)
                                               ------------     ----------      --------     ----------      ------------
Cash and cash equivalents:

Increase (decrease) during the period               944,153            522             -              -           944,675
Beginning balances                                  174,416            387             -              -           174,803
                                               ------------     ----------      --------     ----------      ------------
Ending balances                                Ps.1,118,569     Ps.    909      Ps.    -     Ps.      -      Ps.1,119,478
                                               ============     ==========      ========     ==========      ============

                                                   MAXCOM      CORPORATIVO     SERVICIOS     ELIMINATION    CONSOLIDATED
                                                   ------      -----------     ---------     -----------    ------------

Balance Sheet as of December 31, 2001:

Cash and cash equivalents and restricted
cash                                           Ps.  151,466    Ps.   3,288     Ps. 17,829     Ps.       -          172,583
Short- and long-term restricted cash                186,803              -              -               -          186,803
Accounts receivable, net                             90,034           (467)        (5,588)              -           83,979
Inventory, net                                       28,513              -              -               -           28,513
Prepaid expenses, net                                10,303              -              -               -           10,303
Frequency rights, net                               104,837              -              -               -          104,837
Telephone network system and equipment,
net                                               1,368,870              -              -               -        1,368,870
Preoperating expenses, net                          221,854              -              -               -          221,853
Intangible assets, net                              299,430             97              -               -          299,528
Other assets                                         31,283             28              -               -           31,311
                                               ------------    -----------     ----------     -----------    -------------
Total assets                                   Ps.2,493,393    Ps.   2,946     Ps. 12,241     Ps.            Ps. 2,508,580
                                               ============    ===========     ==========     ===========    =============
Total liabilities                                 2,684,399          4,713         11,959           1,484        2,699,586
                                               ------------    -----------     ----------     -----------    -------------

Shareholders' Equity:
Capital stock and additional paid-in
capital                                           1,078,405             74             51            (125)       1,078,405
Accumulated deficit                              (1,269,411)        (1,840)           231           1,609       (1,269,411)
                                               ------------    -----------     ----------     -----------    -------------
Total shareholder's equity                         (191,006)        (1,766)           282           1,484         (191,006)
                                               ------------    -----------     ----------     -----------    -------------
Total liabilities and shareholders' equity     Ps.2,493,393    Ps.   2,946     Ps. 12,241     Ps.       -    Ps. 2,508,580
                                               ============    ===========     ==========     ===========    =============

Total shareholders' equity under
Mexican GAAP                                  (Ps.  191,006)  (Ps.   1,766)    Ps.    282     Ps.   1,484   (Ps.   191,006)

Preoperating expenses                              (302,173)             -              -               -         (302,173)
Amortization of preoperating expenses                80,319              -              -               -           80,319
Capitalization of interest                           57,978              -              -               -           57,978
Amortization of capitalized interest                (15,026)             -              -               -          (15,026)
Amortization of frequency rights                    (10,358)             -              -               -          (10,358)
Installation revenues                                (5,417)             -              -               -           (5,417)
Installation costs                                  (16,845)             -              -               -          (16,845)
                                               ------------    -----------     ----------     -----------    -------------
Total shareholders' equity  under U.S. GAAP   (Ps.  402,528)  (Ps.   1,766)    Ps.    282     Ps.   1,484   (Ps.   402,528)
                                               ============    ===========     ==========     ===========    =============

Statement of Operations for the year ended
December 31, 2001:

Revenues                                       Ps.  314,388    Ps. 133,465     Ps.103,075        (236,540)         314,388
Operating cost and expenses                        (849,258)      (133,249)      (102,892)        236,542         (848,857)
Integral (cost) income of financing                 (55,361)          (183)            46               -          (55,498)
Other                                               (62,879)           438              2            (704)         (63,143)
                                               ------------    -----------     ----------     -----------    -------------
Net (loss) income                             (Ps.  653,110)   Ps.     471     Ps.    231    (Ps.     702)  (Ps.   653,110)
                                               ============    ===========     ==========     ===========    =============

Net (loss) income for  the year under
Mexican GAAP                                  (Ps.  653,110)   Ps.     471     Ps.    231    (Ps.     702)  (Ps.   653,110)
Preoperating expenses                                     -              -              -               -                -
Amortization of preoperating expenses                30,191              -              -               -           30,191
Capitalization of interest                              (91)             -              -               -              (91)
Amortization of capitalized interest                 (5,800)             -              -               -           (5,800)
Amortization of frequency rights                        403              -              -               -              403
Installation revenue                                 (5,417)             -              -               -           (5,417)
Installation costs                                  (16,845)             -              -               -          (16,845)
                                               ------------    -----------     ----------     -----------    -------------
Net (loss) income for the year under
U.S. GAAP                                     (Ps.  650,669)   Ps.     471    (Ps.    231)   (Ps.     702)  (Ps.   650,669)

Statement of Changes in Financial Position for the year ended December 31, 2001:

Net (loss) income                             (Ps.  653,110)   Ps.     471     Ps.    231    (Ps.     702)  (Ps.   653,110)
Non recurring charges                                62,215              -              -               -           62,215
Gain on repurchase of debt                         (121,249)             -              -               -         (121,249)
Depreciation and amortization                       268,473              -              -               -          268,473
                                               ------------    -----------     ----------     -----------    -------------
Net change in working capital                        86,946           1908         17,547             702          107,103
                                               ------------    -----------     ----------     -----------    -------------
Resources (used in) provided by operating
activities                                         (356,725)         2,379         17,778               -         (336,568)
                                               ------------    -----------     ----------     -----------    -------------
Financing activities                                    917              -              -               -              917
Repurchase of debt                                  (94,400)             -              -               -          (94,400)
                                               ------------    -----------     ----------     -----------    -------------

Resources used in financing activities          (93,483)          -           -               -           (93,483)
                                             ----------     ----------    -----------    -----------   ----------

Investing activities:

Telephone network systems and equipment        (472,639)          -           -                -         (472,639)
Intangible assets                                (7,307)          -           -                -           (7,307)
Other assets                                    (36.949)          -                51          -          (36,898)
                                             ----------     ----------    -----------    -----------   ----------

Resources (used in) provided by investing
activities                                     (516,895)         -                 51          -         (516,844)
                                             ----------     ----------    -----------    -----------   ----------

Cash and cash equivalents:

(Decrease) increase during the period          (967,103)         2,379         17,829          -         (946,895)

Beginning balances                            1,118,569            909            -            -        1,119,478
                                             ----------     ----------    -----------    -----------   ----------

Ending balances                              Ps.151,466     Ps.  3.288     Ps. 17,829    Ps.   -       Ps.172,583
                                             ==========     ==========    ===========    ===========   ==========



Note 23 - Subsequent event

On April 30, 2002, the Company announced the consummation of the exchange offer for its 13-3/4% Series B Senior Notes due 2007 and a U.S.$66.2 million private equity investment. Holders tendered U.S.$259,410,000 in principal amount of Series B Senior Notes, representing 94.3% of all such notes outstanding. These holders received in exchange an aggregate of U.S.$165,078,150 in principal amount of New Senior Notes due March 1, 2007, bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Tendering holders also received an aggregate of 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as "CPOs". Private equity investees received 6,088,896 and 5,848,209 shares of Series A1 and B1, respectively, common voting stock with preferred liquidation rights and 122,468,441 Series N1 preferred stock with limited voting rights. In addition, options to purchase an additional 33.2 million series N shares were granted. Series B Senior Notes in an aggregate principal amount of U.S.$15,590,000 remain outstanding.

Under Mexican GAAP in effect prior to revised Bulletin C-9 (see Note 4a.), troubled debt restructuring are not specifically addressed. Therefore, the new debt and equity which are issued are recorded at face value and nominal value, respectively, with any difference between theses amounts and the carrying value of the old debt being reflected as additional paid in capital. Interest on the new debt is recognized according to cash flow terms of the arrangement. With respect to the unamortized debt issuance costs of the old debt, they may continue to be amortized over the maturity of the new debt when the stated interest rate on the new debt is lower than that of the debt it replaces. If this occurs, costs incurred to effect the restructuring are expensed immediately. Under Mexican GAAP, the Company expects to recognize a loss of approximately Ps.79,785 for professional fees and warrants granted, a reduction in liabilities of Ps.785,632 and an increase in stockholders equity of Ps.1,324,736 in 2002.

The unaudited pro forma condensed balance sheet under Mexican GAAP of the Company as of December 31, 2001 after giving effect to certain pro forma adjustments is as follows:

       ASSETS
       Current assets                                              Ps. 993,819
       Property and equipment, net                                   1,363,548
       Other assets                                                    684,996
                                                                  ------------
       Total assets                                               Ps.3,042,363
                                                                  ============



       LIABILITIES AND SHAREHOLDERS' EQUITY
       Interest payable                                           Ps.      357
       Other current liabilities                                       160,614
       Senior notes, net                                             1,654,203
       Capital stock and additional paid in capital                  2,870,782
       Accumulated deficit                                          (1,643,593)
                                                                   -----------
       Total liabilities and shareholders' equity                 Ps.3,042,363
                                                                  ============

                                [BDO LETTERHEAD]


                                  ON SCHEDULE


TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


The audits referred to in our report to MAXCOM Telecomunicaciones, S.A. de C.V. dated February 12, 2001. Which is contained in the document constituting part of this annual Report included the audit of the document constituting part of this annual Report included the audit of the schedule listed under item 21 for each of the years ended December 31, 1998, 1999 and 2000. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.


In our opinion, such schedule present fairly, in all material respects, the information set forth therein

BDO INTERNACIONAL

/s/ BDO INTERNATIONAL

MEXICO CITY
FEBRUARY 12, 2001

                    Maxcom Telecomunicaciones, S.A. DE C.V.

                 Schedule II- Valuation and Qualifying Accounts

                         Year Ended 1999, 2000 and 2001

              (Amounts expressed in Million of Mexican Pesos (Ps.)
                 with Purchasing Power as of December 31, 2001)



                                   Balance at    Charged to     Charged
                                  beginning of   cost and       to other                     Balance at
                                    period       expenses       accounts     Deductions    end of period
Allowance for doubtful accounts
                                     1999            --       Ps. 3,094.7        --         Ps. 3,094.7
                                     2000      Ps. 3,094.7    Ps. 9,674.3   Ps. (4,464.0)   Ps. 8,305.0
                                     2001      Ps. 8,305.0    Ps.17,103.3   Ps. (6,777.1)   Ps.18,630.6

Allowance for obsolete and
slow-moving inventories
                                     1999            --          --              --              --
                                     2000            --          --              --              --
                                     2001     Ps.    --       Ps.   582.0   Ps.  --         Ps.   582.0

Allowance for  lease penalty
                                     1999            --          --              --              --
                                     2000            --          --              --              --
                                     2001     Ps.    --       Ps. 6,731.0    Ps. --         Ps. 6,731.0