Form 20-F
period 2002-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2003-06-30
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

■	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to

Commission File Number 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization)

Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Senior Notes due 2007
13¾% Series B Senior Notes Due 2007
Series N2 Ordinary Participation Certificates

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, no par value, common voting stock	1,276,428
Series A1 shares, no par value, common voting stock with preferred liquidation rights	6,088,896
Series B shares, no par value, common voting stock	1,226,372
Series B1 shares, no par value, common voting stock with preferred liquidation rights	5,848,209
Series N shares, no par value, without voting rights	12,065,013
Series N1 shares, no par value, preferred stock with limited voting rights	122,468,441
Series N2 shares, no par value, preferred stock with limited voting rights	26,867,820

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [Y]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]	Item 18 [Y]

     Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2002 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

     Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 31, 2002, which was Ps.10.43 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

i

     This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

     As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to Maxcom, mean Maxcom Telecomunicaciones, S.A. de C.V. and its consolidated subsidiaries. Please refer to page G-1 of this Form 20-F for a glossary of telecommunications terms.

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-5147-1125.

ii

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.       KEY INFORMATION

A.	Selected financial data

     The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, including the audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001, and 2002 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements.

     The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants (“MIPA”), which provides for the recognition of certain effects of inflation. See note 22 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the year ended December 31,

	1998 (1)		1999(1)(2)		2000		2001		2002		2002(4)

	Thousands of constant December 31, 2002 pesos
	and thousands of U.S. dollars, except for shares and per share data(3)
Statement of Operations Data:
Mexican GAAP
Net revenues			Ps.	106,050	Ps.	293,615	Ps.	332,310	Ps.	535,939	$51,384
Operating costs and expenses:
Network operating costs				52,693		118,924		159,015		208,084	19,950
Selling, general and administrative				194,266		365,457		454,454		428,728	41,105
Depreciation and amortization				89,298		221,859		283,777		317,564	30,447
Total operating costs and expenses				336,257		706,240		897,246		954,376	91,502
Operating loss				(230,208)		(412,625)		(564,936)		(418,437)	(40,118)
Integral cost (income) of financing:
Interest expense				55,673		441,397		451,295		207,641	19,908
Interest income				(12,079)		(108,095)		(81,142)		(4,472)	(428)
Gain on repurchase of debt								(128,161)
Exchange loss (gain), net				11,479		11,814		(95,962)		206,612	19,809
Gain on net monetary position				(23,981)		(99,431)		(87,368)		(100,618)	(9,646)
Total integral cost of financing				31,092		245,685		58,662		309,163	29,643
Nonrecurring charges								(65,761)
Other income (expense), net				158		(520)		(187)		2,643	253
Asset tax and income tax								794		7,746	743
Net loss				(261,142)		(658,830)		(690,340)		(732,703)	(70,249)
Net loss per share, basic			Ps.	(25.44)	Ps.	(57.47)	Ps.	(50.21)	Ps.	(5.46)	$(0.52)
Weighted-average shares outstanding		8,134,883		10,264,827		11,463,667		13,748,445		134,738,030	134,738,030
U.S. GAAP
Net loss	Ps.	(132,725)	Ps.	(321,198)	Ps.	(615,092)	Ps.	(687,757)	Ps.	(348,704)	$(33,432)
Net loss per share	Ps.	(16.32)	Ps.	(31.29)	Ps.	(53.66)	Ps.	(50.02)	Ps.	(2.59)	$(0.248)
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	465,676	Ps.	184,768	Ps.	1,183,293	Ps.	182,421	Ps.	115,729	$11,095
Restricted cash		2,236		22,455		627,785		197,452		—	—
Working capital(5)		43,627		6,061		(70,355)		(39,974)		(17,995)	(1,725)
Frequency rights, net		126,482		123,599		117,206		110,813		104,420	10,011
Telephone network systems and equipment, net		297,969		922,326		1,199,296		1,446,902		1,588,184	152,270
Preoperating expenses, net		232,460		298,363		266,424		234,500		204,379	19,595
Intangible assets, net				44,607		357,421		316,603		425,923	40,836
Rent deposits and other assets				28,743		8,667		33,095		29,590	2,837
Total assets		1,168,449		1,726,652		3,843,881		2,651,581		2,648,032	253,881
Total liabilities		252,681		1,058,395		3,356,404		2,853,475		2,047,589	196,312
Capital stock		882,963		894,196		1,271,901		1,031,738		1,685,570	161,607
Additional paid-in capital		32,529		35,206		135,549		108,141		420	40
Accumulated deficit				(261,142)		(919,973)		(1,341,773)		(1,085,547)	(104,078)
Shareholders’ equity (deficit)		915,492		668,260		487,477		(201,894)		600,443	57,569
U.S. GAAP
Shareholders’ equity	Ps.	705,682	Ps.	398,393	Ps.	261,316	Ps.	(425,472)	Ps.	(2,771)	$(265.6)
Other Financial Data:
Mexican GAAP
EBITDA(6)	Ps.	(155,534)	Ps.	(140,909)	Ps.	(190,767)	Ps.	(281,158)	Ps.	(100,872)	$(9,671)
Capital expenditures(7)		482,706		855,107		747,535		546,307		528,149	50,637
Ratio of earnings to fixed charges(8)				(2.45)		(0.39)		(0.48)		(2.25)	(2.25)
Cash flow used in operating activities				(154,125)		(858,013)		(355,754)		(340,135)	(32,611)

	As of the year ended December 31,

	1998(1)		1999(1)(2)		2000		2001		2002		2002(4)

	Thousands of constant December 31, 2002 pesos
	and thousands of U.S. dollars, except for shares and per share data(3)
U.S. GAAP
EBITDA(6)	Ps.	(155,533)	Ps.	(140,905)	Ps.	(190,760)	Ps.	(304,689)	Ps.	231,906	$22,235
Cash used in operating activities	Ps.	(103,247)	Ps.	(246,135)	Ps.	(784,852)	Ps.	(384,336)	Ps.	(189,046)	$(18,125)
Cash provided by financing activities	Ps.	944,939	Ps.	944,971	Ps.	2,719,074	Ps.	(39,189)	Ps.	609,995	$58,484
Cash used in investing activities	Ps.	(826,756)	Ps.	(826,784)	Ps.	(830,718)	Ps.	(528,499)	Ps.	(405,650)	$(38,892)

Notes to Selected Historical Consolidated Financial Information

(1)	All amounts incurred in operations from February 28, 1996 (date of incorporation) to May 1, 1999 (commencement of operations) were capitalized as “preoperating expenses” under Mexican GAAP. Therefore, no amounts are reported in the statement of operations for those periods.

(2)	We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements for that year reflect only eight months of operations.

(3)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2002. Restatement into December 31, 2002 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2002. The inflation index used in this annual report for 1998 figures is 1.3505, for 1999 figures is 1.2024 for 2000 figures is 1.1035 and for 2001 figures is 1.0570.

(4)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.43 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2002. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(5)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

(6)	EBITDA represents earnings before income and asset taxes, integral cost of financing, other income (expense), nonrecurring charges, and depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under Mexican or U.S. GAAP) because we believe it is a standard financial statistic commonly reported and widely used by analysts and other interested parties. We understand that EBITDA is also used by investors as one measure of an issuer’s ability to service or incur indebtedness. We also understand that EBITDA may be defined differently by other companies that disclose a similarly titled account. You should not construe EBITDA as an alternative to operating income or as a measure of liquidity or cash flows from operating activities.

(7)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(8)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1999, 2000, 2001 and 2002 amounted to Ps.279.3 million, Ps.749.6 million, Ps.695.6 million and Ps.725.8 million, respectively. Since there is no statement of operations for the year ended December 31, 1998, the information has not been included.

EXCHANGE RATES

     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 26, 2003 was Ps.10.458 per U.S.$1.00.

	Noon Buying Rate(1)

	Period End		Average(2)		High		Low

1998	Ps.	9.90	Ps.	9.152	Ps.	10.63	Ps.	8.04
1999		9.48		9.553		10.60		9.24
2000		9.62		9.470		10.09		9.18
2001		9.16		9.337		9.97		8.95
2002		10.43		9.745		10.43		9.00
December 2002						10.43		10.10
January 2003						10.90		10.32
February 2003						11.06		10.77
March 2003						11.24		10.66
April 2003						10.77		10.31
May 2003						10.42		10.11

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

B.	Capitalization and indebtedness

     Not applicable.

C.	Reasons for offer and use of proceeds

     Not applicable.

D.	Risk factors

Factors relating to Maxcom

We anticipate that we will have negative operating cash flow until we develop a sufficiently large customer base

     The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and expect to generate insufficient cash flows to cover our fixed charges through 2003. This is so even though our fixed charges have decreased significantly as we restructured our financial indebtedness in April 2002 and do not have to make any interest payments on most of our indebtedness until September 1, 2006. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flows from our core operations.

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

Our auditors have indicated in their report that there is substantial doubt about our ability to continue as a going concern under current conditions

     PricewaterhouseCoopers, S.C. in its Report of Independent Accountants dated February 19, 2003 has stated that we are highly leveraged and have suffered recurring losses from operations that raises substantial doubt about our ability to continue as a going concern. We believe that if our financial situation does not improve and we do not attract new capital, we will be unable to service our debt and operate as a viable company and we may qualify for dissolution or liquidation under Mexican corporate law.

     In 2002, our accumulated losses were nearly the equivalent of two-thirds of our capital stock. In the first quarter of 2003, our accumulated losses exceeded such threshold. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us to liquidate our assets if the accumulated losses exceed two-thirds of our contributed capital during any fiscal year.

We expect to incur net losses through at least 2003

     Our cash flow from operations for the year 2002 was insufficient to cover our fixed charges. Even with the consummation of the exchange offer and the private equity investment, we expect to continue to incur net losses through at least 2003.

We may need additional financing

     We may require additional financing in the future to service our indebtedness and fund our operations. Our budgeted capital expenditures for 2003 of U.S. $11.8 million are premised on our ability to obtain financing for the majority of such amount. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the indenture governing the new notes.

We may be unable to build out our network in a timely manner or without undue cost

     Our ability to achieve our strategic objectives will depend, in large part, upon the successful, timely and cost-effective buildout of our network. Factors that could affect such buildout include, among other things:

•	our inability to obtain permits to use public rights of way;

•	our inability to obtain future financing necessary for such buildout;

•	unforeseen delays, costs or impediments relating to the granting of state and municipal permits for our buildout;

•	delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•	regulatory and political risks relating to Mexico, such as the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions on the repatriation of profits or on foreign investment.

     Although we believe that our cost estimates and buildout schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the buildout will not substantially exceed current estimates. Any significant cost overrun or delay could materially affect our cash flow and our ability to repay our debt.

We have experienced significant turnover in our executive ranks, which has affected our ability to develop and execute our business strategies

     Our operations are managed by a small number of key management personnel, the loss of whom could materially affect our operations. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer resigned. We appointed new officers to all these positions during 2001 and 2002.

     However, between January and April 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations also resigned. We have since appointed a new chief executive officer who was our former chief operating officer. As part of our cost-reduction efforts and more efficient operations, we have initiated a search for a single executive to head both the marketing and commercial operations areas, and have eliminated the office of vice presidency of corporate communications and public relations.

     The significant turnover we have experienced in our management has affected our ability to develop and execute our business strategies. The success of our company depends in part upon our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the management personnel necessary for our success.

We may not have sufficient administrative, operational or financial resources to grow as rapidly as we would like

     Our expected growth will place a significant strain on our administrative, operational and financial resources. We anticipate that continued growth will require us to recruit and hire a significant number of new managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain personnel who can manage our growth effectively, our growth may be limited and the quality of our service may be impaired. This occurrence could adversely affect our results of operations and financial condition.

We depend on Telmex for interconnection

     Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements. We use Telmex’s network to service virtually all of our customers. Our interconnection agreement with Telmex expired on September 15, 2002. However, due to a “continuous application” clause this agreement is still under full force and effect. We are currently negotiating with Telmex a new interconnection agreement. Telmex has requested substantial changes to existing terms and conditions, such as the allowed percentage of imbalance of traffic for the “bill and keep” procedure and the interconnection rate. We cannot assure you that we will be able to obtain the services we require from Telmex on new terms and conditions that permit us to offer services at profitable and competitive rates.

Our high leverage could affect our ability to service our debt

     We are highly leveraged. In 2002, our earnings were insufficient to cover fixed charges by an amount equal to Ps.725.8 million (U.S.$69.6 million), even though we do not have to make any interest payments on most of our financial indebtedness until September 1, 2006 due to our April 2002 debt restructuring.

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

     The indenture governing the new notes issued pursuant to the exchange offer limits but does not prohibit our incurrence of additional indebtedness. We expect to incur additional indebtedness in the future. However, our significant level of indebtedness may impair our ability to raise additional indebtedness on commercially reasonable terms when required or with terms that will not limit our ability to develop our business.

     Furthermore, our significant leverage could adversely affect:

•	our ability to fund capital expenditures, acquisitions or operating losses or to refinance existing indebtedness;

•	our flexibility in planning for, or reacting to, changes in our business and market conditions; and

•	our ability to compete in our markets.

We are and will be subject to restrictive covenants

     The terms of the new notes, impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability to, among other things:

•	borrow money;

•	pay dividends on our capital stock;

•	purchase stock or repay subordinated indebtedness;

•	make investments;

•	restrict the ability of our subsidiaries to pay dividends;

•	use assets as security in other transactions;

•	sell assets; and

•	consolidate or merge into other companies.

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

Our operations are dependent upon our ability to protect and maintain our network infrastructure

     Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, floods, power loss, and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs are effected or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers.

     Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could have a material adverse effect on our business, financial condition and results of operations.

We could be negatively affected by the “by-pass” traffic

     Pursuant to regulations of the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which we refer to as “COFETEL,” the only legal way to transport international long distance calls in Mexico is through the international settlement rate system. However, alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico exist. Some estimates show that, given the disparity between international settlement rates and domestic interconnection rates that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that “by-pass” the international settlement rate system. This practice is deemed illegal by COFETEL.

     Maxcom complies with all relevant regulations relating to local and long distance services and cannot confirm whether any of its high-volume customers is engaging in “by-pass” activities. Under Mexican legislation, Maxcom is not required to investigate whether any such high-volume customers are engaged in “by-pass” activity. Maxcom is required, however, to obey any COFETEL formal order to disconnect a customer deemed to be engaged in “by-pass” activity by COFETEL.

     Mexican regulatory authorities have announced their intention to conduct more rigorous audits of persons or companies engaging in “by-pass” activity. In December 2000, some of the major Mexican long distance carriers signed a cooperation agreement to combat “by-pass” in Mexico. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom’s revenues could be negatively affected.

Our telecommunications network infrastructure has several vulnerabilities and limitations

     Our telecommunications network is the source of all our revenues. Any problem with or limitation of our network may result in a reduction in the number of our customers and our revenues. The development and operation of our network is subject to problems and technological risks, including:

•	physical damage;

•	power loss;

•	capacity limitations;

•	software defects as well as hardware and software obsolescence;

•	breaches of security, whether by computer virus, break-in or otherwise;

•	denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•	other factors which may cause interruptions in service or reduced capacity for our customers.

     A failure to achieve current specifications for, or future upgrades of, our network may materially and adversely affect our results of operations and financial condition.

Our results are negatively impacted by high levels of churn

     We experience a high rate of residential and business customer lines attrition, or “churn.” Churn may be impacted by:

•	our customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

•	our failure to meet service levels required by our customers;

•	promotional and pricing strategies of our competitors; and

•	economic conditions in Mexico.

     During 2002, we churned 36,047 lines, of which 28,951 lines were voice lines (residential and business customer lines) and 7,096 were wholesale lines. This resulted in an average monthly churn rate of 2.7% for voice lines. See “Item 5. Operating and Financial Review and Prospects” for a fuller description of voice and wholesale lines.

     A high rate of churn increases our cost of operations and reduces our revenues.

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

We could lose our concessions if we do not comply fully with their terms

     The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. In September 2002, we notified COFETEL of our failure to provide coverage in certain towns and cities by such date as required by our local and long distance concessions. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City—City of Querétaro corridor by September 2003. We are in the process of preparing a request for a modification to the buildout requirements of the concessions from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification.

     A failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of any of our concessions and the loss of up to Ps.43.3 million in performance bonds that we previously issued to the Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes). The Mexican government would not be required to compensate us in case of such termination. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness.

Fraud increases our expenses

     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service. In 2002, we incurred approximately Ps.3.0 million in expenses for the prevention and detection of fraud.

     Because of cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover maintenance fees. We have also reduced our fraud monitoring personnel. This has reduced our ability to detect fraudulent use of our services. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings—Significant unpaid receivable.”

The technology we use may be made obsolete by the technology used by our competitors

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. Technological changes may adversely affect our competitive position, cause an increase in customer churn, require substantial new capital expenditures and/or require write-downs of obsolete technology.

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

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico held national elections, which were won by Vicente Fox, the candidate of the National Action Party (Partido Acción Nacional). This represents the first time in over 70 years that the Institutional Revolutionary Party (Partido Revolucionario Institucional) has not won the Presidency and has not secured the absolute majority of the Mexican Congress. We cannot predict the impact that this new political landscape will have on the Mexican economy, particularly on the growth and deregulation of the telecommunications industry.

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

Changes in tax or other regulations could have an adverse impact on our financial condition

     Effective January 1, 2002, the Mexican Congress expanded the scope of the Sales and Use Tax Law (Ley del Impuesto Especial Sobre Producción y Servicios), whereby, among other things, a new 10% tax was imposed on the rendering of certain telecommunications and supplementary services. An amendment to this law, effective January 1, 2003 confirmed that our core business (the offering of local and long distances services) is not subject to this special tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings, are also not subject to such special tax, we cannot assure you that the tax authorities may not interpret the law otherwise.

     The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones). These governmental agencies may take regulatory actions that could damage our business.

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

dollar. In 2002, the peso devalued 13.91% relative to the U.S. dollar. In the first three months of 2003, the peso devalued 3.36% relative to the U.S. dollar.

     We do not currently have, nor do we expect to have, hedging arrangements with respect to this risk because we do not believe them to be cost effective for us. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the notes. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours. The peso-to-dollar exchange rate may experience significant devaluations in the future.

Developments in other countries may impact the price of our securities

     We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. Currently, the economic slow down in the United States, the military conflict in Iraq, the threat of terrorism as well as political and financial crisis in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of these crises may worsen, or new crises may occur, which may negatively affect the price of our new notes and CPOs or our financial condition and results of operations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

     We prepare our interim financial statements in accordance with Mexican GAAP and only our annual financial statements are reconciled to U.S. GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

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

     The exchange rate is currently determined by the Mexican Central Bank (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

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

High inflation rates in Mexico may decrease demand for our services while increasing our costs

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 18.6%, 12.3%, 9.0%, 4.4% and 5.7% in 1998, 1999, 2000, 2001 and 2002, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs

     Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 24.8%, 21.4%, 15.2%, 11.3% and 7.2% for 1998, 1999, 2000, 2001 and 2002, respectively. Although we do not currently have any peso-denominated debt, if we need to incur such debt in the future, it will likely be at high interest rates.

ITEM 4.      INFORMATION ON THE COMPANY

A.	History and development of the Company

     Maxcom Telecomunicaciones, S.A. de C.V. is a limited liability company (sociedad anónima de capital variable) with indefinite life, organized under the laws of Mexico on February 28, 1996. We were originally organized under the name “Amaritel, S.A. de C.V.” We changed our legal name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999. Our legal name is also our commercial name.

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

     In February 1997, we were awarded Mexico’s first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. The local telephony portion of our concession was expanded in September 1999 to cover most of the Greater Mexico City area and a wider area within the Gulf region. In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service.

     In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions. Each of these concessions has a term of 20 years.

     We commenced commercial operations on May 1, 1999. We are currently offering local, long distance and data services in Mexico City and the cities of Puebla and Querétaro.

     For the three years ended December 31, 2002, we invested approximately Ps.1,593.3 million in capital expenditures, primarily for the buildout of our infrastructure.

     For 2003, we plan to invest approximately U.S.$11.8 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent approximately Ps.32.5 million (approximately U.S. $3.0 million) by March 31, 2003.

B.	Business overview

     We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico Puebla and Querétaro, where we currently operate, and certain other cities where we are planning to operate in accordance with our nationwide concession, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. See below “—Our markets—Concession areas” for a fuller description of the nationwide concession.

     The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide fast service to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed three central switching offices located in Mexico City, the City of Puebla and the City of Querétaro. We have a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico and a 266-kilometer fiber optic link connecting the cities of Querétaro and Mexico, which is part of our new 2,011-kilometer long fiber optic backbone connecting Mexico City and Laredo, Texas.

     As of December 31, 2002, we had in service three state-of-the-art Lucent Technologies 5ESS switches.

     In August 2002, we acquired from Bestel, S.A. de C.V. two strands in a 2,011-kilometer fiber optic backbone covering the cities located between Mexico City and Laredo, Texas. This fiber optic backbone includes a border crossing with the United States.

     We believe that the combination of our smart-build network construction strategy, our position as a customer service-oriented provider, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

     We position ourselves as a full service telecommunications provider for our customers. In addition to our existing local, long distance and data services, we offer value-added products such as broadband (ADSL), high-speed dedicated and dial-up Internet access. We are currently expanding our product portfolio by adding other services, such as web-hosting and network-managed security services (firewalls) through strategic alliances with third parties.

     According to our market research, our target customers value highly, among other things, quality service, accurate billing and competitive pricing. Our marketing strategy focuses on these key elements:

•	prices that are between 5% to 15% below current market levels;

•	“one-stop-shopping” service, such as our “all-in-one-bill” feature (which allows our customers to receive a single invoice containing all local, long distance, data and Internet services together), and

•	state-of-the-art call center equipped with a Customer Relationship Management Program (also known as CRM) application software to receive all customer inquiries including around-the-clock customer care availability.

Strategy

     We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. We have been focused on executing a strategy of growth in our existing markets and expansion in accordance with our nationwide concession. This strategy includes the following components:

Capture unmet demand for telephony services

     We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 14.6 telephone lines per 100 inhabitants as of December 31, 2002 the increasing level of competition and the development of the Mexican economy.

Build our network on a demand-driven, modular basis

     We build our network based on customer demand. We first identify city areas with the largest potential for new lines, which we refer to as “clusters,” in the markets that we serve through various market research techniques. We then carry out the network buildout in tandem with increased sales and promotional efforts targeted at customers within the cluster. This parallel track minimizes the time lag between the incurrence of capital expenditures and the generation of revenues, and allows a choice of technology and construction method based on the particular needs of the cluster. We refer to this approach as our “smart-build” strategy.

     We also build our network on a customer demand basis to support small and medium-sized enterprises in buildings or locations other than “clusters.” We refer to these locations as “single sites.” When our corporate sales people identify a potential opportunity we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to establish whether it is convenient to offer our services there.

Differentiate product offerings based on features and price

     We believe that we can differentiate ourselves from competitors by offering a variety of quality products that meet the specific needs of our customers. To that end, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at prices that are between 5% and 15% lower than the prevailing market price in order to build our customer base. See “—Pricing.”

Deploy cost-efficient technology

     We use a cost-efficient technology to deploy our network and serve our customers. Our current network consists of optical fiber, copper lines and microwave technology which we deploy to particular customers based on deployment cost, time to market, time to revenue, time to profitability, quality and reliability in our service.

     Our technology platform allows us to provide xDSL services, dedicated Internet access lines, POTS and ISDN services, among others. In addition, due to additional duct capacity in our current facilities we are able to deploy fiber-to-the-home (FTTH) services whenever customer premises equipment technology is available at reasonable prices. Our microwave rings allow us to reach customers throughout our market in a cost efficient manner and allow us to build network clusters that can reach generally from 1,500 to 6,000 lines.

Capitalize on our nationwide local telephony concession

     In September 2001, our local telephony concession was expanded, allowing us to provide service to all of Mexico. This provides us with an opportunity to target small and medium-sized businesses and residential customers within our new concession areas who we believe are willing to evaluate other alternatives as they look for better service, higher reliability and lower tariffs. In September 2002, we acquired two strands in a 2,011-kilometer fiber optic backbone from Mexico City to the city of Laredo, Texas. We believe this acquisition is a key element for our nationwide expansion using our own independent network. As part of this strategy, we have already expanded our coverage area to the City of Querétaro, one of Mexico’s fastest growing cities.

     In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in 2002 our number of lines in service grew by 48.4% and where we installed almost 28% of new net additions in the whole state of Puebla according to COFETEL.

Our markets

Concession areas

     In February 1997, we were awarded Mexico’s first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we are required to start providing service to the cities of San Luis Potosi during 2003; Veracruz and Toluca by 2004; León, Guadalajara and Tehuacan by 2005 and Oaxaca and Aguascalientes by 2006. We started operations in the City of Querétaro in November, 2002.

     We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2002, Mexico City had a population of approximately 18.6 million people, according to the Mexican National Population Council (Consejo Nacional de Población). Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 37.3% telephone lines per 100 inhabitants as of December 2002, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2002, we had 69,795 lines in service in Mexico City.

     We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 1.4 million people as of December 31, 2002. In the City of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001 and to 9.5% in 2002. As of December 31, 2002, we had 53,362 lines in service, as compared to 36,108 lines in service as of December 31, 2001. According to COFETEL, these new lines represented 28% of all the new lines installed in the whole state of Puebla during this period.

     We also commenced commercial operations in the City of Querétaro in November 2002. Querétaro is the fourteenth largest city in Mexico, with a population of approximately 687,000 people as of December 31, 2002. In our first two months of operations, we had 2,074 lines in service, representing 10.8% of all new lines installed in the City of Querétaro during this period according to COFETEL.

Clusters and single sites

     We have developed a comprehensive marketing strategy that starts by identifying city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. A cluster becomes the basis for network design and deployment and for the launching of focused field sales and marketing one-on-one efforts.

     Our cluster strategy is divided into three stages:

•	Identify clusters through market research. Our market research is designed to identify small- and medium-sized businesses and residential customers. Once we identify potential customers within the clusters, we design the deployment of the access network to cover them. We perform a return on investment analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•	Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule. We promote our services at the same time that we build our network.

•	Fill in clusters by offering our services to all customers within the cluster.

     We also build our network on a customer demand basis to support small and medium-sized enterprises in buildings or locations other than clusters. We refer to these locations as “single sites.” When our corporate sales people identify a potential opportunity we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to establish whether it is convenient to offer our services there.

Our network

Buildout strategy

     We build out our network on a modular basis. Once a cluster has been identified in a joint effort by our marketing, engineering and sales departments, we build our network in clusters varying generally from 1,500 to 6,000 lines. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to four kilometers. These attributes also allow us to provide to our customers voice and data services, such as ADSL services with bandwidth of up to 4Mbps.

     We standardize all our Lucent and Advanced Fiber Communications (also known as AFC) equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.

Network backbone

     At December 31, 2002, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points and two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. This fiber optic backbone includes 13 cities (Laredo, Nuevo Laredo, Monterrey, Saltillo, San Luis Potosí, Aguascalientes, León, Irapuato, Guadalajara, Celaya, Querétaro, México and Toluca) and six optical regenerators. We are currently installing Digital Wavelength Division Multiplexing (also known as DWDM) equipment, with a maximum capacity of 32 Lambdas, each with 2.5 Gbps capacity. We are installing 3 Lambdas that we expect will be operational by July 2003. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed a Lucent Technologies 5ESS digital switch in Mexico City and the cities of Puebla and Querétaro with a total capacity of 141,000 trunks. Our switch in Mexico City is connected to four different nodes in the city’s public switched telephone network, some by our own and some by leased fiber capacity. Our switch in Puebla is connected to four different nodes in the city’s public switched telephone network by our own fiber ring. Our switch in Querétaro is connected to two different nodes in the city’s public switched telephone network by our own fiber. We also lease capacity to connect to long distance networks.

     In June 2000, we finished constructing a lighted 144-strand, 57-kilometer fiber optic ring in the City of Puebla. We also acquired six strands of dark fiber for approximately 175 kilometers in metropolitan rings in Mexico City and obtained an option for additional capacity in future fiber optic rings also in Mexico City. In addition, the infrastructure is in place to provide local telephony service to five towns located along our Mexico City-City of Puebla fiber optic link.

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

Last-mile connectivity

     The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use point-to-point microwave transmission technology for fast deployment to clusters and single site locations. We have point-to-point frequencies in the 15 and 23 GHz band forming a complex microwave network throughout Mexico City and the cities of Puebla and Querétaro. We use microwave links to connect customers that cannot be immediately connected to our own fiber network, provided the yield on the capital expenditures required is in accordance to our investment parameters. We also have a point-to-multipoint concession for the 10.5 GHz band, covering a portion of the Gulf region.

     We also use wireline access to provide service to clusters. Clusters generally have an area ranging between one and four kilometers in diameter. An average of 50 kilometers of cable plant is required to provide last-mile connectivity within the clusters.

     We use copper wire feeder and distribution facilities placed from the host or remote site along rights of way with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its cost of construction advantage. Underground cable is placed using either the open trench or directional boring methods of construction. The size of the cable is based on the anticipated number of customers in each cluster’s influence area as forecasted by our marketing research. We also integrate fiber optic and Digital Subscriber Line Access Multiplexer (also known as DSLAM) facilities in the distribution plant to allow us to provide broadband services.

Switching

     We have a Lucent Technologies 5ESS digital switch in Mexico City, and in the cities of Puebla and Querétaro. Our switch in Mexico City is currently equipped for 86,000 trunks, and new switches will be installed as the maximum capacity of the existing switches is reached. Our switch in the City of Puebla is equipped for 37,000 trunks. Our switch in the City of Querétaro is equipped for 18,000 trunks. Each trunk can generally carry between 1 and 3 lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand.

     The switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

     Our switches also have a synchrony network that is designed to assure a proper synchronization of every call that is made in the cities we serve and to assure proper synchronization with the public switched telephone network as well as any other carriers with whom we connect. We also have two STPs (Signaling Transfer Point) in Puebla, four in Mexico City and two in Querétaro, to assure the proper signaling in our interconnection with all other carriers.

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

     Our operational support systems are designed to allow us to differentiate ourselves in the marketplace by being able to:

•	offer a flexible, large selection of services;

•	provide tailored service packages;

•	quickly introduce products and services;

•	deliver near real-time activation and disconnection;

•	deliver a high quality of service;

•	minimize activation errors; and

•	provide accurate and timely billing services.

     Our information technology strategy is to implement operational support systems possessing a high level of functionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

•	Spanish language support for invoices and documentation;

•	a high degree of integration between all operational support systems components;

•	flow-through of information, provisioning and service activation;

•	capabilities to monitor, manage and resolve network problems;

•	allowance for growth on a modular scalable basis; and

•	support of administrative operations for financial controls.

Our services

     Our primary focus of service is local telephony, particularly the provision of high-quality, flexible last-mile connectivity to small and medium-sized businesses and residential customers. We offer long distance service as an integrated value-added service for our local telephony customers. We do not offer our long distance service separately from our local telephony service.

     We currently provide value-added services such as: voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also provide digital high-speed connectivity, dial-up Internet access, dedicated Internet access and Service Level Agreements (also known as SLA) for both voice and data services.

Service products

     We seek to offer high-quality telephony service products combining (1) prices that are between 5% and 15% below current market levels, (2) a wide range of value-added solutions and (3) superior customer service. The following are the service products we currently offer to our customers.

•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and attendant services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry—Our concessions—Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	Speedy Max (ADSL (128, 256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

     As part of our product portfolio strategy, we are developing strategic alliances with third parties in order to provide new services. These new services include web services such as hosting web applications, managed network security (firewalls) and domain name administration for small and medium-sized business.

     We believe that our products will help us capitalize on the significant data applications growth expected in Mexico and help us increase our participation in the small and medium-sized business market. In particular, we believe that the combination of voice and data services constitutes an attractive set of product services for those customers enabling us to compete more effectively in such market.

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

     During the second half of 2002, we introduced voice line and ADSL service that for a fixed monthly charge includes the rental of the lines, unlimited local calling, a specified amount of long distance and mobile minutes, and high-speed Internet access. This offering is mainly targeted to small- and medium-sized businesses.

Marketing and sales

General

     We seek to develop brand name recognition by using our corporate name, logo and product names consistently to portray a unified image. We conduct publicity drives within target clusters to small-and medium-sized businesses and to residential customers. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation.

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

     At December 31, 2002, we employed 22 internal salespeople and 182 external sales agents. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

     Our sales force is recruited from other telecommunications providers and systems integrators. Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products, our internal procedures and markets and sales. In its sales effort, our sales force uses, among other things, multimedia presentation, corporate videos and corporate and product brochures.

     In addition to our sales force, we are developing other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing.

Customer service

     We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

•	centralized answering point. This area responds to calls to our customer care telephone numbers in Mexico City and the cities of Puebla and Querétaro. Many prospective and existing customers use our centralized answering point for all types of queries, including queries regarding area codes, rates, billing and line installation and changes. Our hours of operation are 8:00 a.m. to 8:00 p.m. on Mondays through Fridays and 9:00 a.m. to 6:00 p.m. on Saturdays.

•	walk-in center. We have two walk-in centers in Mexico City, two in the City of Puebla and one in the City of Querétaro for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are 9:00 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.

•	centralized trouble-shooting center. This area responds to calls in Mexico City and the cities of Puebla and Querétaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.

     Customers may access their billing statements through our website and link to the websites of two major Mexican banks to effect payment. In addition, customers may pay their bills with their credit cards at the branches of three of the largest Mexican banks or at our main office located in Santa Fe, Mexico City or at our walk-in centers located in the City of Puebla. We also assist our customers with new service requests and product information at our walk-in centers.

Credit, billing and collection

     We carry out credit checks on all our potential business customers that request more than two lines using a leading Mexican credit bureau. Depending on the result of the credit check, we may request a deposit, promissory note, bond or standby letter of credit.

     For business customers with an imperfect credit history we require a one to three-month deposit, which is calculated based on the number of lines contracted. For call centers and other high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity. We do not perform credit checks for business customers with one or two lines.

     In addition, we do not perform credit checks for residential customers. Our sales representatives are required to verify the identity and address of our residential customers.

     For our billing process, we use state-of-the-art technology including an Ericsson/Hewlett-Packard billing mediation platform and a Kenan Systems/Arbor billing platform interfaced with our customer service system.

     We perform six billing cycles per month for our business customers and five billing cycles per month for our residential customers. We invoice customers monthly on a staggered basis, except in instances that customers represent a greater credit risk in which case we may invoice weekly. For regular customers we process and print our bills within four days after the close of each cycle. Customers then have twenty-one days to pay the bill after the cut off date.

     For customers with one to six lines, if a bill is past-due for more than two days, we call the customer and leave a reminder message on its phone. If the bill remains unpaid for five additional days, we restrict service to incoming calls only. If the bill remains unpaid for 7 additional days, we suspend the service. If the bill remains unpaid for another 7 days, we again allow in-bound traffic but only in order to contact our customer, negotiate and collect the payment. After 30 days past-due, unpaid and uncollected receivables are assigned to collection agencies. If no payment is received after ninety days, we disconnect the line. If the bill remains unpaid past such period, we assign the receivables to another collection or legal agency.

     For customers with more than six lines we use the same process to the one described above, except that we do not assign unpaid bills to collecting agencies. Instead, we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the link. We may suspend service when an invoice is at least 30 days past due. However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.

     We have a CRM to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program was U.S.$3.3 million and our strategic partner in this program is Siebel a software company. As part of our cost reduction measures, we do not plan to invest additional resources to upgrade our CRM program during 2003.

Competition

     We primarily compete in the local telephony market on the basis of customer service, value-added products and price. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.

     We do not compete directly in the long distance market. Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, we do not offer our long distance service separately from our local telephony service. See “—Supervision and Regulation of the Mexican Telecommunications Industry—Our concessions—Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

     Our core strategy is to service underserved markets by targeting new customers that do not currently receive the type of products and services that we offer. In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

Telmex

     Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents substantially all of the wireline local telephony lines in Mexico. Telmex customers still represent the main destination of outgoing calls from our network, therefore local interconnection with Telmex is critical to our operations.

Other Competitors

     We also face competition in local telephony from companies that were awarded concessions in recent years. The more significant of these competitors are Alestra, Avantel Servicios Locales S.A. (“Avantel”), Axtel, S.A. de C.V. (“Axtel”), Megacable Comunicaciones de México, S.A. de C.V. (“Megacable”) and Unefon.

     Avantel, in which MCI WorldCom Inc. is a shareholder, was awarded a long distance service concession in 1996 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey and Guadalajara.

     Alestra, in which AT&T Corp. is a shareholder, was awarded a long distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave frequency concession in the 15 and 23 GHz band range, a point-to-multipoint microwave frequency concession in the 10.5 GHz band range and a point-to-point national wireless telecommunications concession in the 7 GHz band range. Alestra offers nationwide long distance services and local service in Mexico City, Monterrey and Guadalajara.

     Alestra and Avantel are using their local telephony concessions to service primarily the corporate business segment. We believe they have recently started to target the small-and medium-sized business agreement.

     Axtel, in which Bell Canada International is a shareholder, was awarded a nationwide local telephony and long distance concession in June 1996, and fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band in May 1998. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000, and in Guadalajara, Puebla, Toluca and León during 2001. Axtel targets the high-end residential and the small-and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.

     Other competitors such as Megacable, Marcatel and MetroRed that have local telephony concessions have a market approach that is not massive but rather seeks to offer services to specific customers within specified coverage areas. We believe that Megacable, Marcatel and MetroRed do not represent strong competition in the short term.

     Unefon won nationwide concessions for fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band and in the PCS 1.9 GHz band in May 1998. Unefon began commercial operations using the 1.9 GHz band in Toluca in early 2000 and has initiated operations in Mexico City, Puebla, Monterrey and Guadalajara, among other cities, but it has focused mainly on mobile telephoning. We believe that Unefon will begin to focus on the fixed wireless telephony market in the near future.

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

     The modernization of the Mexican telecommunications infrastructure began in 1990 with the privatization of Telmex, the former government—controlled telecommunications monopoly. Since privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Market liberalization

     Historically, Telmex has dominated the Mexican telecommunications industry. In December 1990, the Mexican government initiated the privatization and deregulation of Telmex by selling a controlling portion of Telmex’s equity to a private consortium led by Grupo Carso, S.A. de C.V., a Mexican conglomerate, as well as to subsidiaries of Southwestern Bell Corporation and France Telecom S.A. Subsequently, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow concessionaires to compete with Telmex and its mobile service provider affiliate, Radiomóvil Dipsa, S.A. de C.V. (also known as Telcel).

     Local telephony market. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex’s nationwide concession, which expires in March 2026, and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes), which we refer to as the “SCT,” published regulations governing the licensing of local services on a competitive basis.

     In order to promote competition in the local telephony market, the Mexican government granted several concessions beginning in 1997, including first the regional concession awarded to us for wireline local telephony service and later expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term, and authorizes, among other things, the provision of local telephony services and value-added services in a specified region of the country.

     In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephony service to build their own last-mile connectivity in order to reach their targeted customers.

     The Mexican government has also been conducting auctions of spectrum frequencies in the:

•	450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (fixed wireless local loop) frequency bands;

•	7, 15, 23 and 38 GHz frequency band for nationwide point-to-point microwave transmission links; and

•	10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

     Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, six companies won concessions in the 1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “—Competition.”

     Long distance telephony market. In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex an exclusivity period for long distance telephony services of six years. In August 1996, the exclusivity period expired and competition commenced in January 1997. According to Pyramid Research, measured in terms of traffic, since the expiration of the exclusivity period and the subsequent beginning of competition, Telmex has lost 26% and 31% of the domestic and international long distance telephony market, respectively, to new competitors.

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

     The long distance concessionaires include among others:

•	Alestra, S. de R.L. de C.V., in which AT&T Corp. is a shareholder;

•	Avantel, S.A. de C.V., in which MCI WorldCom Inc. is a shareholder;

•	Axtel, S.A. de C.V., in which Bell Canada International is a shareholder; and

•	Iusatel, S.A. de C.V., in which Verizon and Vodafone are indirect shareholders.

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

Mexican market characteristics

     Population and economic growth. According to the Economic Commission for Latin America and the Caribbean-CEPAL (Comisión Económica para América Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. In 2000, Mexico had an estimated population of 97.3 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2002, 32.2% of the population was under the age of 15, 62.9% between the ages of 15 and 65 and only 4.9% was over 65. After a decline in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000. However in 2001, the real gross domestic product decreased by 0.3%. In 2002, the growth of the real gross domestic product resumed as it increased by 0.9%.

     Underserved telephony market. In 1999, The World Bank ranked Mexico as the 12th largest economy in the world. However, in terms of wireline penetration, Mexico was ranked 69th in the world. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service. The following table presents telephone wirelines in service per 100 inhabitants for the United States and selected Latin American countries as of December 31, 2002.

Selected Teledensity Rates

Lines in service per
Country	100 inhabitants (1)

United States	64
Uruguay	29
Argentina	23
Chile	22
Brazil	18
Colombia	19
México	14
Venezuela	11
Peru	7

(1)	Source: Pyramid Research

     According to Pyramid Research, the wireline local telephony market represents approximately 35% of Mexico’s total telecommunications market, when measured by revenues, and generated approximately U.S.$6.7 billion of revenue in 2002.

     Projected growth trends. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2002 and 2007 fixed line penetration in service in Mexico is expected to increase by 14.7%.

     According to Pyramid Research, local and domestic long distance services revenues are expected to experience 7.6%, and 2.1% average annual growth rates between 2002 and 2007, respectively. In contrast, internal long distance services revenues are expected to experience a 0.2% average annual decrease over the same period.

     Total local wireline telephony revenues in Mexico are expected to increase from U.S.$6.7 billion in 2002 to U.S.$9.2 billion in 2007. In contrast, international long distance services revenues are expected to experience a 0.2% average annual decrease over the same period. This growth is expected to result from an increase in the number of lines in service combined with the growth in the average usage per line. Despite the expected reduction in international long distance revenues, it is expected that local usage revenues will drive total market growth.

Supervision and regulation of the Mexican telecommunications industry

General

     The telecommunications industry in Mexico is subject to the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995. However, certain rules set forth under the General Means of Communications Law (Ley de Vías Generales de Comunicación), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated thereunder, generally remain effective and are referred to as the Old Telecommunications Law.

     Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by COFETEL (Comisión Federal de Telecomunicaciones). COFETEL was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.

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

Concessions and permits

     General. To provide public telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public networks may be extended for a term equivalent to the term for which the concession was originally granted. Concessions for spectrum frequencies will be re-auctioned at least three years prior to their expiration date. Concessions specify, among other things:

•	the type and technical specifications of the network, system or services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

     In addition to concessions, the SCT may also grant permits for the following:

•	installing, operating or exploiting transmission-ground stations; and

•	providing telecommunications services as a reseller.

     There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to register with COFETEL the rates for the telecommunications services that it wishes to provide in order to be able to provide them to the public.

     In addition, the Mexican Congress enacted a law effective January 1, 2002, that expanded the scope of the sales and use tax to include additional services, including services provided by telecommunications companies, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise.

     Ownership restrictions. Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera), concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

     However, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

     Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “neutral shares”) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

     Transfer. Concessions are transferable after the first three-year period of the concession, if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

     Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

<	failure to exercise the rights of the concession within 180 days of the grant;
<	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;
<	loss of the concession or permit holder’s Mexican nationality;
<	unauthorized assignment, transfer or encumbrance of the concession or permit;
<	unauthorized interruption of service;
<	taking any action that impairs the rights of other concessionaires or permit holders;
<	failure to comply with the obligations or conditions specified in the concession or permit; and
<	failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

The SCT may revoke a concession for violations in any of the circumstances referred to in the first four instances above. Under the last four instances above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.

•	expropriation. The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company; and

•	dissolution or bankruptcy of the concession holder or the permit holder.

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

Rates for telecommunications services

     Before the Federal Telecommunications Law was amended, the SCT’s approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was amended.

     Under the Federal Telecommunications Law, rates for telecommunications services (including local, cellular and long distance services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost.

     In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

     The Mexican Antitrust Commission has found that Telmex has substantial market power on the local, long distance and Internet and data transmission markets, as defined under Mexico’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure of information. Telmex has obtained an injunction against potential COFETEL actions that intend to regulate Telmex by imposing special obligations on Telmex regarding, among other things, quality of services, tariffs and disclosure information. As a result of this injunction, the Mexican Antitrust Commission must restart the administrative procedures and prove again that Telmex has substantial power market on certain services.

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

     The concession expressly permits us to provide the following services:

•	basic local telephony;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

•	value-added services;

•	operator services;

•	data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio;

•	credit or debit telephone cards; and

•	public telephony.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City—City of Querétaro corridor by September 2003. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information—D. Risk Factors—Factors relating to the Mexican telecommunications industry—We could lose our concessions if we do not comply fully with their terms.”

     Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.13.1 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “—Concessions and permits—Termination.”

     As of January 1, 2003, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.87,300 to Ps.4.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

     Long distance. We obtained our nationwide long distance concession in February 1997, concurrently with our local telephony concession. Our nationwide long distance concession has a term of 30 years and may be renewable for up to an equivalent period, provided that we have complied with all its terms.

     The concession expressly permits us to provide the following services:

•	the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers; and

•	nationwide and international long distance telephony.

     The concession expressly prohibits the following services:

•	those which require a concession for frequency bands of the radio electric spectrum for specific uses;

•	those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

•	those which require a concession to operate radio or television broadcasting systems; and

•	cable or other restricted television.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City—City of Querétaro corridor by September 2003. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information—D. Risk Factors—Factors relating to the Mexican telecommunications industry—We could lose our concessions if we do not comply fully with their terms.”

     The failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.13.4 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation.

     As of January 1, 2003, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.87,300 to Ps.4.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

     We service our long distance concession by reselling our long distance traffic to other carriers with such capability. We currently do not intend to provide long distance service to anyone other than our local telephony customers (who use our own infrastructure for call origination) to avoid having to pay significant special charges to Telmex. According to COFETEL regulations, any long distance carrier that wishes to interconnect to Telmex’s local network must make a payment to Telmex on account of Telmex’s investment to upgrade its local infrastructure to allow long distance competition. In December 2000, Avantel and Alestra negotiated with Telmex a one-time payment of U.S.$13.6 million as an infrastructure development charge and an interconnection fee of U.S.$0.0053 per minute. Telmex adjusts the infrastructure development charge at a 10% annual rate. COFETEL has implicitly accepted that Telmex may require other long distance carriers to make similar payments.

     According to the Mexican telecommunications regulations, all local carriers must offer their customers the option to select the long distance carrier of their preference; this practice is known as pre-subscription. However, local carriers may request a waiver of this obligation from COFETEL.

     On May 27, 2002, COFETEL granted us a waiver of the pre-subscription requirement. With this waiver, our local telephony customers who are currently using other long distance carriers may only change, if they wish to do so, to our long distance service. New local telephony customers must use our long distance service. This waiver is valid through May 2004 for Mexico City and the City of Puebla, and for five years (calculated from the date we begin to provide service) for anywhere else in Mexico including the City of Querétaro.

     Microwave transmissions. Point-to-point. In October 1997, we were awarded seven nationwide point-to-point microwave concessions. These concessions cover:

•	two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

•	three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

•	two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

     These concessions, which were issued in June 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions require us to provide available capacity to the general public.

     We are currently in compliance with all the material terms of the concessions.

     The failure to comply with the terms of the concessions could result in their revocation and the loss of up to Ps.12.2 million in performance bonds that we previously issued to the SCT for all of our seven point-to-point concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2003, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.87,300 to Ps.4.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

     These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

     Point-to-multipoint. In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering Regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region in the 10.5 GHz with a 60 MHz bandwidth.

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

     We, together with 14 other concessionaires, have been unable to start operations in some of our Regions because of lack of commercially viable technological solutions and equipment for those frequencies. COFETEL initially granted extensions until April 2000 and later extended them to October 2001. In November 2001 and again in December 2002, we requested that COFETEL amend our point-to-multipoint concessions in order to postpone the installation of our network and the offering of our services until one year after the granting of such request. We have knowledge that other concessionaires have made similar requests.

     We cannot assure you that COFETEL will grant our request. The failure to comply with the terms of the concessions or to obtain a waiver or modification could result in its revocation and the loss of the Ps.4.5 million performance bond that we previously issued to the SCT for all of our three point-to-multipoint concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2003 the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.87,300 to Ps.4.4 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

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

     All terms of interconnection (such as point of interconnection) are negotiated between telecommunications carriers under COFETEL’s supervision. Should telecommunications carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

     Local interconnection. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps.0.3220, Ps.0.1159 and Ps.0.0990 per minute for the months of December 2000, 2001 and 2002, respectively.

     This agreement was amended in February 1999 to incorporate a “bill and keep” feature through September 15, 2002, provided we maintain a significant percentage of residential users, and again in November 2000, retroactive to March 2000, to exempt Internet service provider traffic from interconnection fees.

     Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the “bill and keep” feature will not apply for that month.

     If we fail to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. COFETEL has not yet defined what constitutes a “significant percentage of residential users” in this case, although in local concessions granted to Alestra and Avantel it defines it to mean that at least 50% of the customers are residential.

     Our interconnection agreement with Telmex expired on September 15, 2002. However, due to a “continuous application” clause this agreement is still under full force and effect. We are currently negotiating with Telmex a new interconnection agreement. Telmex has requested substantial changes to existing terms and conditions, such as the allowed percentage of imbalance of traffic for the “bill and keep” procedure and the interconnection rate. We cannot assure you that we will be able to obtain the services we require from Telmex on new terms and conditions that permit us to offer services at profitable and competitive rates.

     Through December 31, 2002, no material interconnection fees have been paid.

     Mobile interconnection. We have also signed reciprocal interconnection agreements with Telcel, a wholly-owned subsidiary of América Móvil, which is a spin-off of Telmex; with several subsidiaries of Iusacell and with Operadora Unefon, S.A. de C.V. (“Unefon”) and Pegaso Comunicaciones y Sistemas, S.A. de C.V., (“Pegaso”). Telcel and Pegaso are the first and second largest mobile telephony service providers in Mexico, respectively. Telcel and Pegaso are nationwide cellular operators. Iusacell provides cellular mobile services in seven of the nine regions covering central Mexico. Unefon is a nationwide PCS mobile operators.

     The mobile to wireline interconnection fees with these carriers were Ps.0.3220, Ps.0.1159 and Ps.0.0990 per minute for the months of December 2000, 2001 and 2002, respectively. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for December 2000, 2001 and 2002. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was Ps.0.0626 for the month of December 2000, Ps.0.0278 for the month of December, 2001 and Ps.0.0304 for the month of December 2002.

     Long distance interconnection. Long distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long distance services or those of other providers. As a result, we granted long distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from COFETEL of the obligation to offer such option to our customers See “—Our concessions—Long distance.”

     As a company that provides local service, we have requested interconnection from all long distance carriers. To date, only Telmex, Alestra S. de R.L. de C.V. (“Alestra”), Bestel, S.A. de C.V., Operadora Protel, S.A. de C.V. and Iusatel, S.A. de C.V., the long distance subsidiary of Grupo Iusacell, have agreed to provide interconnection. We have filed a complaint with COFETEL against four other long distance carriers who have refused to provide interconnection. It is unclear when COFETEL will rule in this issue.

     We currently provide our long distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.

Municipal and other regulatory approvals

     Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Item 3. Key Information—D. Risk factors relating to Maxcom—Our telecommunications network infrastructure has several vulnerabilities and limitations.”

C.	Organizational structure

     Maxcom has only two subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by the other subsidiary. This organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

D.	Property, plant and equipment

     We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

     We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on February 26, 2007 and that is renewable for two additional 5-year terms. This building is comprised of 115,110 square feet.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and will be payable in installments through May 2004.

     Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term that expires on June 1, 2004, renewable for one similar additional term. This building is comprised of 1,350 square feet.

     Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 13,186 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 12,015 square feet and holds one of our other Lucent Technologies 5ESS switch.

     We have a 96,900-square-foot industrial warehouse in Mexico City leased for a 2-year term that expires on July 31, 2003. We do not plan to renew this lease, and we are looking for a smaller warehouse. In addition, we lease approximately 131 other sites that are used as hosts or single-site buildings and are located throughout Mexico City and the cities of Puebla. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     All peso amounts discussed in this annual report are presented in constant December 31, 2002 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2002. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 31, 2002, which was Ps.10.43 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

     The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 and related notes.

     These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 22 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 22 to our financial statements also provides a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 2000, 2001 and 2002 and of stockholders’ equity as of December 31, 2000, 2001 and 2002.

     Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

     We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2002), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2002. References in this annual report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2000, 2001 and 2002, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 9.0%, 4.4% and 5.7%, respectively.

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

Recent developments

     On March 18, 2003, our board of directors elected Mr. René S. Sagastuy as our new chief executive officer. Mr. Sagastuy was our Chief Operating Officer for the past two years and replaced Mr. Fulvio del Valle who served as our chief executive officer for the same period of time. See “Item 3. Key Information—D. Risk Factors—We have experienced significant turnover in our executive ranks which has affected our ability to develop and execute our business strategies,” for a description of risks associated with our significant turnover at the executive level. For more information with respect to our management please see “Item 6. Director, Senior Management and Employer—A. Directors and Senior Management.”

Debt restructuring and recapitalization

     On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$259,410,000 in principal amount of 13 3/4% series B senior notes due 2007 (which we refer to in this annual report as the “old notes”) in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of new senior notes (which we refer to in this annual report as the “new notes”) bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and (ii) 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs,” which represented in the aggregate 15.2% of our then total capital stock;

•	Existing and new shareholders invested U.S.$66.2 million and received preferred stock (more fully described in “Item 7. Major Shareholders and Related Party Transactions—A. Major

shareholders and share ownership—The capital restructuring”), which represented in the aggregate 77.0% of our then total capital stock;

•	Our capital structure was restructured as more fully described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring.”

     In April 2002, we cancelled U.S.$25,000,000 in principal amount of old notes we had purchased in the secondary market prior to the debt restructuring. In addition, on July 25, 2002, we completed an additional exchange of U.S.$4,000,000 in aggregate principal amount of old notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. As of December 31, 2002, 95.8% of the total old notes were exchanged and or cancelled, and new notes on an aggregate principal amount of U.S.$167,623,590 remained outstanding. Old notes representing an aggregate principal amount of U.S.$11,590,000 remained outstanding as of the same date.

     As a result of the debt restructuring, we will save U.S.$38.1 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$20.5 million in interest expense.

     In addition, as a result of the debt restructuring and in accordance with Mexican corporate law, we recognized a capital stock issuance premium in an aggregate amount of U.S.$82,548,690. This premium, as well as other items of the capital stock, was applied to partially offset prior year’s accumulated deficits in capital stock at year end 2002.

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

     We commenced commercial operations on May 1, 1999 and currently provide last-mile connectivity to small and medium-sized business and residential customers in Mexico City and the cities of Puebla and Querétaro. In addition to our existing local and long distance services, we offer value-added services such as digital high-speed data connectivity, dial-up Internet access and other broadband services.

     We were incorporated in February 1996 to take advantage of business opportunities arising out of the liberalization of Mexico’s telecommunications industry. In February 1997, we were awarded Mexico’s first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. Our concession was expanded in September 1999 to cover most of the greater Mexico City area, and a wider area within the Gulf region. In September 2001, our wireline local telephony concession was expanded to cover all of Mexico.

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

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps.9.60 on December 31, 2000 to Ps.9.14 on December 31, 2001. However, in 2002, the peso devalued 13.9% relative to the U.S. dollar. In the first three months of 2003, the peso devalued 3.4% relative to the U.S. dollar.

     Peso devaluations contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002, the inflation rate was 5.7%.

     The general economic conditions in Mexico resulting from a devaluation of the peso and the resulting inflation may have a negative impact on our results of operations, primarily as a result of:

•	the increase in the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•	the ensuing decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services; and

•	our inability, due to competitive pressures, to increase our prices in line with inflation.

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

     Beginning on May 1, 1999, we were required to begin to amortize all previously capitalized pre-operating cost. These capitalized preoperating expenses, net, which amounted to Ps.266.4 million at December 31, 2000, Ps.234.5 million at December 31, 2001 and Ps.204.4 million at December 31, 2002, are amortized on a straight-line basis for a period not exceeding ten years.

Voice, data and wholesale revenues

     Beginning with the third quarter of 2002, we itemize voice, data and wholesale service revenues in our reporting.

     Voice services are our core business. Revenues from voice services include:

•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which include, depending on the product, a certain number of free local calls;

•	usage charges of voice lines, which can be local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the Calling Party Pays modality; and

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification.

     We began to offer data services on a full basis in July 2002. Revenues from data services include: Internet dial-up access, ADSL, dedicated Internet access and digital private lines. We charge for these services on a bandwidth basis.

     Wholesale service revenues are related basically to the sale of bulk minutes where the tariff per minute depends on the volume of traffic. Customers include high-usage customers, Internet service providers and carriers with whom we do not have “bill & keep” agreements (such as long distance and mobile carriers). We also include in this group other miscellaneous revenues.

Results of operations

     The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year ended December 31

	2000	2001	2002

Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	41%	48%	39%
Selling, general and administrative expenses	124%	137%	80%
Depreciation and amortization	76%	85%	59%

Total operating cost and expenses	241%	270%	178%
Operating loss	141%	170%	78%
Integral cost of financing	84%	18%	58%
Nonrecurring charges	0%	20%	0%

Other expense, net	0%	0%	0%
Taxes	0%	0%	0%

Net loss	224%	208%	137%

Year ended December 31, 2002 compared to year ended December 31, 2001

Net revenues

     Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 4.m. to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.

     Our net revenues increased 61.3% in 2002 as compared to 2001, from Ps. 332.3 million in 2001 to Ps.535.9 million in 2002.

     Voice revenues increased by 125.5%, from Ps.213.1 million in 2001 to Ps.480.6 million in 2002. This increase was primarily due to a more than doubling of the number of average voice lines in service from 45,701 in 2001 to 96,521 in 2002, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in voice lines produced a 132.3% increase in monthly fee revenues (from Ps.90.6 million in 2001 to Ps.212.3 million in 2002) and a 132.0% increase in overall usage fees (from Ps.100.0 million in 2001 to Ps.231.9 million in 2002).

     Wholesale revenues decreased by 61.8%, from Ps.119.2 million in 2001 to Ps.45.6 million in 2002. This decrease was primarily due to (i) a reduction in per-minute tariffs as a result of competitive pressures, and (ii) a 24.6% decrease in the number of average wholesale lines (from 6,745 lines in 2001 to 5,085 lines in 2002) as a result of our strategy of focusing our sales efforts in our core business rather than giving in to competitive pressures in this market.

     We started reporting revenues from data services in July 2002, when this business became more relevant. Prior to that date, revenues from data services were included under voice revenues. During 2002, revenues from data services were Ps.9.7 million.

     The following table presents a breakdown of our revenues by source for 2001 and 2002:

	Year ended December 31

	2001		2002

	(in millions)
Voice(1)	Ps.	213.1	Ps.	480.6
Data		—		9.7
Wholesale		119.2		45.6

Total revenues	Ps.	332.3	Ps.	535.9

(1)	Includes revenues only from July 2002. Data service revenues were minimal before such date and were recorded under voice service revenues.

     The following table presents a breakdown of our average revenue per line (also known as ARPU) for 2001 and 2002.

	ARPU

	2001	2002	%

	(in U.S. dollars)
Business
Monthly charges	$25.7	$23.5	(9)%
Usage	44.1	51.8	18%
Subtotal	69.8	75.3	8%
Non-recurring	5.6	4.3	(24)%

Total business	$75.4	$79.6	6%

Residential
Monthly charges	$18.1	$17.7	(2)%
Usage	13.0	12.4	(4)%
Subtotal	31.1	30.1	(3)%
Non-recurring	6.0	2.9	(51)%

Total residential	$37.1	$33.0	(11)%

Total
Monthly charges	$20.5	$18.9	(7)%
Usage	22.6	20.7	(8)%
Subtotal	43.0	39.7	(8)%
Non-recurring	5.9	3.2	(45)%

Total	$48.9	$42.9	12%

     We calculate ARPU by dividing the total voice revenues for a given period of time by the average number of voice lines in service during such period. ARPU is a widely used standard in the telecommunications industry and is used to evaluate the performance of the voice business. Revenues from data and wholesale services are reported separately and do not contribute to ARPU.

     We calculate voice lines ARPU for our residential and business lines. Overall ARPU is affected by our business/residential line mix as business lines tend to generate more ARPU than residential lines.

     Business ARPU increased 5.5% to U.S.$80 in 2002 from U.S.$75 in 2001, as a result of a 17.5% increase in usage charges as a consequence of a higher number of local, long distance and mobile outbound calls per line. This increase was partially offset by: (i) a 23.8% reduction in installation fees per line, as we waived installation fees in many cases during 2002 due to competitive pressures; and (ii) an 8.6% decrease in monthly fees related to a change in product mix, given that each product has different rates.

     Residential ARPU decreased 10.9% to U.S.$33 in 2002 from U.S.$37 in 2001. The decrease was mainly due to a 51.1% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

     The following table presents a breakdown of our lines by type of customer at December 31, 2001 and 2002 and the percentage variation:

	At December 31

	2001	2002	%

Voice lines:
Business lines	16,754	22,194	32%
Residential lines	55,537	98,557	77%
Wholesale lines	5,690	4,480	(21)%

Total lines	77,981	125,231	61%

Operating costs and expenses

     Our operating costs and expenses include:

•	network operating costs which, until December 31, 2000, were comprised of long distance reselling costs, circuit leasing costs and interconnection costs to carriers other than Telmex and, thereafter, also included network technical expenses, installation expenses, when applicable and disconnection expenses;

•	selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to temporary management and consulting services, executive recruiting consultants and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

•	depreciation and amortization mainly related to preoperating expenses, frequency rights, telephone network systems and equipment and intangibles.

     Our operating costs and expenses were Ps.954.4 million in 2002, a 6.4% increase as compared to Ps.897.2 million in 2001. This increase was primarily due to:

•	a Ps.49.1 million, or 30.9%, increase in network operating costs resulting mainly from (i) a Ps.42.0 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic, even as interconnection tariffs for long distance decreased by an average of 23.3%, and (ii) Ps.6.7 million in costs related to new services launched during 2002 such as AsistelMax and Internet access. These increases were partially offset by a Ps.10.3 million, or 26.5%, reduction in installation expenses (we record installation expense only when we bill the charge on installation fees, and during 2002 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we will waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017; and

•	a Ps.33.8 million, or 11.9%, increase in depreciation and amortization related to a higher fixed asset base in 2002.

     These increases were offset in part by a Ps.25.7 million, or 5.7%, decrease in selling, general and administrative expenses primarily due to the implementation of cost-reduction measures such as (i) a Ps.37.7 million, or 15.2%, reduction in salaries, wages and benefits through a reduction in headcount, (ii) a Ps.10.7 million decrease in general expenses and (iii) a Ps.2.2 million reduction in advertising expenses. We also experienced a Ps.33.1 million reduction in external advisors expenses due to the fact that in 2001 we had significant executive recruiting fees and had to rely on external advisors while certain executive offices were vacant.

     These savings were offset in part by (i) Ps.26.4 million in costs related to severance payments related to the reduction in headcount, (ii) a Ps.18.7 million increase in office and warehouse leasing costs, (iii) a Ps.7.3 million increase in sales commissions and (iv) a Ps.4.0 million increase in bad debt provisioning.

Integral cost of financing

     Under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “integral cost of financing” refers to the combined financial effects of:

•	net interest expense and interest income;

•	net foreign exchange gains or losses;

•	net gains or losses on monetary position; and

•	gain on repurchase of debt.

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

     Our integral cost of financing was Ps.309.2 million in 2002, a 427.0% increase as compared to Ps.58.7 million in 2001. The increase in integral cost of financing was primarily due to:

(i) a Ps.302.6 million increase in foreign exchange loss as a consequence of the effect of the devaluation of the peso as compared to the dollar in 2002 on our dollar-denominated debt,

(ii) a Ps.128.2 million gain associated with the early extinguishment of U.S.$25.0 million of debt in 2001, and

(iii) a Ps.76.7 million decrease in interest income as a result of a lower average cash position and lower interest rates during 2002.

     These factors of financing costs were partially offset by a Ps.13.3 million gain in net monetary position.

Asset tax

     We recorded Ps.6.8 million in asset taxes in 2002 as compared to Ps.0.8 million in asset taxes in 2001. The difference is primarily due to a significant increase in our asset base in 1998, when we commenced the buildout of our network, as compared to 1997, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Year ended December 31, 2001 compared to year ended December 31, 2000

Net revenues

     Our net revenues increased 13.2% in 2001 as compared to 2000, from Ps.293.6 million in 2000 to Ps.332.3 million in 2001. This increase was primarily due to a 77.3% increase in the average number of lines in service from 25,222 in 2000 to 44,730 in 2001. The increase in net revenues was partially offset by a 36.2% overall decrease in ARPUs from U.S.$97 in 2000 to U.S.$62 in 2001.

     The decrease in ARPUs was primarily due to:

•	a significant shift in our customer mix towards residential lines, which carry a lower ARPU, from 35% of total lines at December 31, 2000 to 71% at December 31, 2001; and

•	a lower percentage of high-usage customers, who carry high ARPUs, but low profit margins, which resulted from the implementation of our strategy to shift our focus from less profitable lines. High-usage customers represented 55.2% of our net revenues in 2000 as compared to 29.1% in 2001.

     These two factors were offset in part by (i) a 6% increase in the monthly fee we charge our residential customers beginning in September 2001; and (ii) the adoption in July 2001 of a policy whereby we generally no longer waive installation charges to most of our residential customers.

     The following table presents a breakdown of our lines by type of customer at December 31, 2000 and 2001 and the percentage variation:

	At December 31

	2000	2001	%

Business lines	17,582	22,444	28
Residential lines	9,328	55,537	495

Total lines	26,910	77,981	190

Operating costs and expenses

     Our operating costs and expenses were Ps.897.2 million in 2001, a 27.0% increase as compared to Ps.706.2 million in 2000. This increase was primarily due to:

•	the 77.3% increase in the average number of lines in 2001 as compared to 2000, which resulted in a Ps.18.6 million increase in interconnection costs, a Ps.23.6 million increase in sales commissions, and Ps.16.8 million increase in maintenance expenses;

•	Ps.63.2 million increase in one-time charges related to consulting and executive recruiting fees, executive compensation and incentive expenses and excess labor-related taxes; and

•	Ps.43.3 million increase related to installation expenses and the recognition of bad debt allowance and inventory obsolescence reserve.

     These two factors were partially offset by a Ps.59.2 million decrease in long distance reselling costs, primarily due to improved traffic management policies.

     Depreciation and amortization increased by Ps.61.9 million, or 28%, primarily because of a larger asset base.

Integral cost of financing

     Our integral cost of financing before the gain on repurchase of debt was Ps.186.8 million in 2001, a 24.0% decrease as compared to Ps.245.7 million in 2000. The decrease in integral cost of financing was primarily due to a foreign exchange gain during 2001 of Ps.96.0 million as compared to a loss of Ps.11.8 million during 2000. This gain is a consequence of the 5.0% appreciation of the peso as compared to the U.S. dollar during 2001. In addition, we recorded a gain of Ps.128.2 million in 2001 due to the repurchase of U.S.$25.0 million (face value) of old notes.

     These two factors were partially offset in part by a 24.9% decrease in interest income from Ps.108.1 million in 2000 to Ps.81.1 million in 2001, as a result of a lower cash position combined with lower interest rates.

Nonrecurring charges

     We recorded Ps.65.8 million in nonrecurring charges primarily related to the write-off of fixed assets and installation expenses. Our management evaluated and wrote off certain assets and recognized the cost of an overdue maintenance contract, which no longer are useful to our revised business objectives. In addition, installation costs that were originally capitalized were reversed to the extent they related to customers who are no longer part of our customer base. See note 14 to our consolidated financial statements.

Asset tax

     We recorded Ps.0.8 million in asset taxes in 2001. According to Mexican tax law, we were not liable for asset taxes in our first two years of operations.

Principal differences between Mexican GAAP and U.S. GAAP

     The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of our net income and stockholders’ equity to U.S. GAAP as of December 31, 2001 and 2002 and for each of the two years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

Recent United States accounting pronouncements

     In June 2001 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligations and their associated asset retirement costs. SFAS 143 is effective for fiscal years beginning after June 30, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

     In April of 2002, the FASB issued SFAS No. 145 “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB No. 30. Gain and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002. The Company has adopted SFAS 145 for the fiscal year beginning December 31, 2002, and accordingly the pre-tax gain of Ps. 121,249 regarding the extinguishment of U.S. $25.0 million during 2001 in debt through a repurchase has not been classified as an extraordinary gain.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs incurred in Restructuring).” EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued on November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying asset that is related to a liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

     SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure — an amendment of SFAS No. 123,” was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

     In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. The Company is presently evaluating the impact, if any, that this new standard will have on its financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Management is still assessing whether this statement will have a material effect on the Company’s financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this statement will have a material effect on the Company’s financial position or results of operations.

Recent Mexican accounting pronouncements

     In November 2001, the MIPA issued the revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Bulletin C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Bulletin C-9 states that (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

     In addition, in December 2001, the MIPA issued revised Bulletin C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their respective useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

     We do not expect that the adoption of the above-mentioned accounting pronouncements will have a significant impact on our financial position or results of operations.

B.	Liquidity and capital resources

Financing sources and liquidity

     We financed our start-up costs through capital contributions and vendor financing, as described below:

•	U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase Lucent Technologies equipment. We used U.S.$72.3 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase NEC equipment. We used U.S.$13.9 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$18.7 million vendor financing from Hewlett Packard de México, bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005. We used U.S.$16.3 million of proceeds from the sale of the old notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$70.0 million raised from private equity investors since inception through May 1998.

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

     During 2001, we financed our operations and capital expenditures with remaining funds from the issuance and sale of the old notes and with the remaining funds from the U.S.$35.0 million capital contribution completed in September 2000.

     On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$259,410,000 in principal amount of old notes in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of new notes bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and (ii) 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of CPOs, which represented in the aggregate 15.2% of our then total capital stock;

•	Existing and new shareholders invested U.S.$66.2 million and received preferred stock (more fully described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring”), which represented in the aggregate 77.0% of our then total capital stock;

•	Our capital structure was restructured as more fully described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring.”

     In April 2002, we cancelled U.S.$25,000,000 in principal amount of old notes we had purchased in the secondary market prior to the debt restructuring. In addition, on July 25, 2002, we completed an additional exchange of U.S.$4,000,000 in aggregate principal amount of old notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. As of December 31, 2002, 95.8% of the total old notes were exchanged and or cancelled, and new notes on an aggregate principal amount of U.S.$167,623,590 remained outstanding. Old notes representing an aggregate principal amount of U.S.$11,590,000 remained outstanding as of the same date.

     As a result of the debt restructuring, we will save U.S.$38.1 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$20.5 million in interest expense.

     We estimate that funds from operating activities may not be sufficient to meet our new, reduced debt service and our working capital and capital expenditure needs through 2006, and that we may need additional financing to meet these requirements. We are constantly looking for new sources of funds. However, we cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us, in which case we will be unable to service our debt and operate as a viable company. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the new notes.

     Our future operating performance and ability to service and repay the new notes and the outstanding old notes, will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Indebtedness

     Our consolidated debt at December 31, 2002 was Ps.1,848.1 million (including Ps.2.7 million of debt discount related to the issuance of detachable warrants), of which all was long-term debt. All of our consolidated debt outstanding at December 31, 2002 was denominated in U.S. dollars.

     The U.S.$300 million aggregate principal amount old notes accrued interest at an annual rate of 13¾%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of old notes in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the April 29, 2002 debt restructuring, old notes in an aggregate principal amount of U.S.$259,410,000 were exchanged for new notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The new notes bear 0% interest through March 1, 2006, and 10% annual interest in the last year. On July 25, 2002 we completed an additional exchange of U.S.$4,000,000 old notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. As of December 31, 2002, new notes in an aggregate principal amount of U.S.$167,623,590 remained outstanding while old notes in an aggregate principal amount of U.S.$11,590,000 remained outstanding.

     As a result of this debt restructuring, we will save U.S.$38.1 million in interest expense on an annualized basis from the date of issuance of the new notes through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the new notes, we will save U.S.$20.5 million in interest expense.

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

     The indenture governing the terms of the new notes also provides that, if certain events of bankruptcy, insolvency or reorganization of Maxcom occur, the principal and interest on all of the new notes will become immediately due and payable. In addition, if certain other events of default occur and are continuing, the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding new notes, may declare all the new notes to be due and payable immediately. These other events of default include, among others, (i) a failure to pay interest or any gross-up amount when due for thirty days; (ii) a failure to pay principal when due, (iii) a failure to comply with certain covenants (including financial, reporting, control, merger and other covenants), representations, warranties and other agreements in the indenture; (iv) a default under other indebtedness or a judgment or decree for the payment of money, in each case in excess of U.S.$5.0 million, (v) the unenforceability or disaffirmation of any subsidiary guarantee, and (vi) a failure to disclose an event of default. In some of these events of default, a limited grace period applies before the trustee or the holders can proceed to accelerate the new notes.

     The indenture governing the old notes provides that the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding old notes, may declare all the new notes to be due and payable immediately if we fail to (i) pay interest or any gross-up amount when due for thirty days, (ii) pay principal when due, (iii) comply with certain conditions in the event of a merger, or (iv) observe any covenant, representation or agreement in the indenture for sixty days after notice by the trustee.

Changes in financial position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2000, 2001 and 2002, our earnings were insufficient to cover our fixed charges by Ps.749.6 million (U.S.$71.9 million), Ps.695.6 million (U.S.$66.7 million) and Ps.725.8 million (U.S.$69.6 million), respectively.

Resources used for operating activities

     For the year ended December 31, 2002, net resources used in operating activities amounted to Ps.340.1 million compared to Ps.355.7 million for the year ended December 31, 2001. The decrease in 2002 from 2001 was mainly attributable to a Ps.53.8 million decrease in losses from operations and a Ps.31.2 million reduction in inventory as we have used it in building out our infrastructure. These two factors were offset by a Ps.25.8 million increase in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma, a Ps.24.5 million increase in accounts receivable due to a higher customer base and a Ps.19.1 million decrease in short-term liabilities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Advertising.”

     Net resources used in operating activities in 2001 were Ps.355.7 million compared to Ps.858.0 million for 2000. This decrease was mainly attributable to the release of the escrow account (Ps.556.8 million) funded with proceeds from the issuance of the old notes. This decrease was partially offset by the non-cash gain on the repurchase of debt of Ps.128.2 million.

Resources provided by financing activities

     For the year ended December 31, 2002, net resources generated by financing activities amounted to Ps.801.6 million compared to resources used of Ps.98.8 million for the year ended December 31, 2001. This change was attributable to (i) Ps.749.8 million of additional paid-in capital recorded in connection with the debt capitalization resulting from the exchange of old notes for new discounted debt and equity instruments pursuant to the debt restructuring completed in April 2002, and (ii) Ps.784.2 million of additional capital stock related to the U.S.$66.2 million private placement completed in April 2002.

     These two factors were offset in part by the use of (i) Ps.733.4 million as reduction of liabilities due to the exchange of the old notes, and (ii) Ps.99.8 million for the repurchase of old notes with an aggregate face amount of U.S.$25 million in 2001.

     For the year ended December 31, 2001, net resources used in financing activities amounted to Ps.98.8 million compared to resources provided of Ps.749.8 million for the year ended December 31, 2000. The change was attributable to the issuance of the old notes (Ps.784.2 million) in March 2000 and the U.S.$35.0 million capital contribution (Ps.733.4 million) in September 2000. In 2001, we had no capital or debt infusion. Instead, we repurchased a portion of our debt for Ps.99.8 million.

Resources used for investing activities

     For the year ended December 31, 2002, net resources used for investing activities amounted to Ps.528.1 million compared to Ps.546.3 million for the year ended December 31, 2001. The decrease was mainly attributable to a Ps.133.2 million decrease in investment in telephone equipment and a Ps.42.5 million decrease in investment in other assets. These factors were offset in part by a Ps.157.5 million increase in investment in intangible assets resulting mainly from our purchase of the irrevocable and exclusive right to use two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. These variations reflect Maxcom’s strategy of prioritizing infrastructure growth at a time of financial constraints.

     For the year ended December 31, 2001, net resources used for investing activities amounted to Ps.546.3 million compared to Ps.747.5 million for the year ended December 31, 2000. The decrease was mainly attributable to debt issuance costs in 2000 of Ps.299.6 million, partially offset by higher capital expenditures of Ps.312.1 million in 2001.

Other contractual obligations

     In addition to our financial indebtedness, we are committed to make certain payments under different lease arrangements. All of our peso-denominated leases and some of our dollar-denominated site leases adjust automatically to reflect any variances experienced by the Mexican and U.S. consumer price index, respectively.

     Our new corporate headquarters are leased for a 5-year term, renewable for two additional 5-year terms. Site leases generally run for five, ten or fifteen year terms.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and will be payable in installments through May 2004.

     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2007 &
	2003		2004		2005		2006		thereafter

	(in thousands of Pesos)
Facilities	Ps.	5,997.5	Ps.	2,457.5	Ps.	2,298.6	Ps.	2,298.6	Ps.	9,629.8
Sites		12,878.1		10,641.8		8,535.8		7,687.1		26,828.4
Poles		3,182.2		0		0		0		0
Others		36.0		0		0		0		0

Total	Ps.	22,093.8	Ps.	13,099.3	Ps.	10,834.4	Ps.	9,985.7	Ps.	36,458.2

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2007 &
	2003	2004	2005	2006	thereafter

	(in thousands of U.S. dollars)
Corporate headquarters	$2,503.1	$2,503.1	$2,503.1	$2,503.1	$417.2
Sites	56.0	47.7	47.7	47.7	83.5
Poles	0	0	0	0	0
Others	251.9	251.9	98.8	0	0

Total	$2,811.0	$2,802.7	$2,649.6	$2,550.8	$500.7

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2007 &
	2003		2004	2005	2006	thereafter

	(in thousands of Pesos)
Corporate equipment(1)	Ps.	19.0	Ps.	Ps.	Ps.	Ps.
Network(1)		504.5

Total	Ps.	523.5	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2007 &
	2003	2004		2005		2006		thereafter

	(in thousands of U.S. dollars)
Telephone equipment(1)	$1,557.6	$		$		$		$
Fiber optic	844.2		844.2		844.2		844.2	13,208.0 (2)
Network	20.5
Software(1)	810.9

Total	$3,233.2		$844.2		$844.2		$844.2	$13,208.0

(1)	Renewal on an annual basis.

(2)	Included until 2002.

Capital expenditures

     Through December 31, 2002, we have invested Ps.2,730.9 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative preoperating expenses and the expenses related to the issuance of the old notes and the new notes and the U.S.$66.2 million private equity investment. This amount includes Ps.127.8 million paid to obtain all of our frequency rights.

     For 2003, we plan to make capital expenditures of approximately U.S.$11.8 million, mainly to continue to build out of our network. Of this total amount, we had already spent approximately Ps.32.5 million (approximately U.S.$3.0 million) by March 31, 2003. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.

Dividend policy

     Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the new notes allows us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than 3.75 to 1.00;

•	a minimum fixed charge coverage ratio of 2.00 to 1.00;

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the cash dividend payments do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

Critical accounting policies

Applications of critical accounting policies and estimates

     We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, property, plant and equipment, stock-based compensation and fair value of our common stock, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 23 to the Consolidated Financial Statements included in this Annual Report.

     There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Allowance of doubtful accounts receivable

     The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper timing for the recognition of and the amount of allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve 90% of the outstanding balance of a customer with at least one bill past due 90 days and 100% of the outstanding balance of a customer with at least one bill past due 120 days. We periodically review this policy to ensure that it accurately reflects current collection policies.

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

     Revenues are recognized when the service is provided or the product is delivered. In addition, we have entered into agreements with several telephone carriers with a “bill and keep” feature. Under this arrangement, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed a certain percentage, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds the agreed percentage in any given month, the net user incurs a liability per minute. If we fail to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. Due to a timing lag, we must estimate whether or not the agreed percentage threshold was exceeded for any given month and record a corresponding receivable or payable. Based on previous experience with these carriers, i.e. the threshold has never been exceeded; we have not accrued for any potential revenue or cost.

Installation revenues and costs

     Installation costs include labor, tools and materials. Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we will capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017. When we charge installation fees to our customers, we recognize this cost as an expense and we do not capitalize or amortize it. Once service with a customer is terminated, the capitalized estimated average cost per customer is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. When installation costs are not billed to customers, the related costs are expensed immediately.

     We do not track capitalized installation costs on an individual customer basis because to do so would not be efficient. Based on an analysis of customer history including installation costs and cancellations, we have determined an estimated average cost per customer and estimated customer life and we use these estimates to calculate the amount of cost deferred and the amortization period of such deferred costs and the related installation revenue that is deferred and amortized over the customer relationship. As we have a limited operating history, past history cannot be used as the only accurate indicator of the average customer relationship period. Based on our limited operating history and industry benchmarking, we have determined an average customer relationship period to be of four years.

Valuation of long-lived assets

     We review fixed, definite lived intangible and other long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted cash flows. In determining our undiscounted cash flows we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have in our ability to generate cash flow since, with inflation accounting, the carrying value is restated by inflation prior to the impairment analysis. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives could materially affect the valuation of our long-lived assets.

     We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

     Upon adoption of SFAS 142 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions. Upon reassessment, we concluded that the useful lives of our concessions do not need to be modified. We will periodically reassess the useful lives of the concessions.

Property, plant and equipment

     We depreciate property, plant and equipment and other intangible assets with a finite life using straight-line methods over the period of time we estimate we will benefit from each asset.

Stock-based compensation and fair value of our common stock

     We have historically entered into various agreements with third parties and our employees to exchange our warrants or our stock for services rendered to us. The fair value of such transactions is based on various assumptions, such as volatility, risk free interest rates and expected life of the options. We contract a third party to assist in developing said assumptions. Different assumptions regarding such estimations could materially affect our financial position and results of operations.

     As our common stock is not traded on the open market there is not a readily determinable fair value. The fair value of our common stock is essential for calculating stock compensation amounts and in the calculation of the troubled debt restructuring as recorded under U.S. GAAP in 2002. To evaluate the fair value of our common stock we contracted a third party who used assumptions related to the Mexican telecommunications industry, general market data, the current state and future operations of Maxcom, as well as other pertinent factors.

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

     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation account for the full balance of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance.

C.	Research and development, patents and licenses, etc.

Maxcom does not undertake research and development activities other than market research.

D.	Trend information

     The growth of competition has been substantial and we expect it to continue. We are continuously improving our competitive position by strengthening our voice and data products and services. The increase in competition negatively affects our profit margins.

     Our current financial constraints (including the insufficiency of our earnings to cover fixed charges and the uncertainty as to the availability of financing) has and may continue to negatively affect our plans for growth, including the buildout of our network. See “Item 3. Key Information—D. Risk Factors—We may need additional financing.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

     Our Board of Directors is responsible for the management of our business. The current members of the Board of Directors were elected at a shareholders’ meeting held on June 10, 2003. Pursuant to the capital restructuring described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring,” our series A and A1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—Securityholders agreement,” which became effective upon the consummation of the debt restructuring and recapitalization, the four series B and B1 directors are now selected from among nominees proposed by Nexus—Banc of America Fund II, L.P., a major shareholder which we refer to in this annual report as “Nexus.”

     Series N2 shareholders have the right to appoint an observer to our Board of Directors for so long as the series N2 preferred shares represent at least 3% of the outstanding capital stock of the Company or, so long as any series N2 preferred stock remain outstanding and at least U.S.$17.5 million aggregate principal amount of the new notes remain outstanding. This observer, who is not a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote. In the event Mexican foreign ownership restrictions are lifted, the series N2 shareholders will be entitled to appoint one director, provided the series N2 shares represent at least 10% of Maxcom’s outstanding capital stock.

     The following table presents information concerning our current directors (ages as of December 31, 2002):

Name	Position	Age

Adrián Aguirre Gómez	Series A and A1 Director and Chairman of the Board	52
Manuel Rubiralta Diaz	Series A and A1 Director	58
María Trinidad Aguirre Gómez	Series A and A1 Director	41
Marco Provencio Muñoz	Series A and A1 Director	44
Rodrigo Guerra Botello	Series A and A1 Director	60
Roberto Chute	Series B and B1 Director	29
Jacques Gliksberg	Series B and B1 Director	44
Pedro Querio	Series B and B1 Director	35
Salvatore A. Grasso	Series B and B1 Director	45

     Miguel Sepúlveda Martínez, María Guadalupe Aguirre Gómez, María Elena Aguirre Gómez, Gilberto Solis Silva and Raúl Guijarro de Pablo are alternate series A and A1 directors. Marco Viola, Michael Hajjar Jorge Cervantes and Roberto Engels are alternate series B and B1 directors. Enrique Boillini is the board observer for the series N-2 shareholders. Gonzalo Alarcón Iturbide is the secretary of the Board.

     Adrián, María Guadalupe, María Trinidad and María Elena Aguirre Gómez are siblings. Gilberto Solís Silva is the spouse of María Elena Aguirre Gómez. Raúl Guijarro de Pablo is the spouse of María Trinidad Aguirre Gómez. Miguel Sepúlveda Martínez is the spouse of María Guadalupe Aguirre Gómez.

     Set forth below is a brief biographical description of our directors:

     Adrián Aguirre Gómez has been a series A, and after the capital restructuring a series A and A1 director and Chairman of the Board of Maxcom, since Maxcom’s incorporation in February 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. In addition, he has been a member of the Consulting Board of UNICEF Mexico since 1997. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México (ITAM).

     Manuel Rubiralta Diaz has been a series A, and after the capital restructuring a series A and A1 director of Maxcom since June 2002. Mr. Rubiralta is also the President and Chief Executive Officer of Bacardí Compañía, S.A. de C.V. Previously, Mr. Rubiralta was the Commercial Director of Corporate Accounts of Grupo Maseca, S.A. de C.V. from 1999 to 2000 and Vice-president of Grupo Televisa from 1996 to 1998. Mr. Rubiralta was the President of Pepsico de Mexico from 1993 to 1996. Mr. Rubiralta was the President of FEMSA in the United States from 1982 to 1991 and the Sales and Marketing Vice-President for FEMSA’s brewing operations in Mexico from 1975 to 1982. Mr. Rubiralta holds an undergraduate degree in business administration from the Universidad Nacional Autónoma de Mexico (UNAM).

     María Trinidad Aguirre Gómez has been a series A, and after the capital restructuring a series A and A1 director of Maxcom, since May 1998. She also sits on the Board of Directors of Talento Arte Visual, S.A. de C.V., Promotora de Radiodifusión del Sureste, S.A. de C.V., Promotora de Publicidad del Sureste, S.A. de C.V. and Publicidad y Promoción del Sureste, S.A. de C.V. Previously, Ms. Aguirre was an Alternate Director of Grupo Radio Centro, S.A. de C.V. from March 1997 to May 1999. Ms. Aguirre holds an undergraduate degree in communications from the Universidad Iberoamericana.

     Marco Provencio Muñoz has been a series A, and after the capital restructuring a series A and A1 director of Maxcom, since May 2001. He is also a partner and head of the public relations practice at the consulting firm MBD: Mexico Business Development. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs. Mr. Provencio worked also for three years for the Foreign Affairs Ministry, where he was appointed under-secretary for Economic and Multicultural Affairs. Mr. Provencio holds an undergraduate degree in economics from the Universidad Iberoamericana and a masters degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

     Rodrigo Guerra Botello has been a series A, and after the capital restructuring a series A and A1 director of Maxcom since June 2002. Mr. Guerra is also the Head Dean of the Universidad Regiomontana in Monterrey, Mexico, since September 2001. Mr. Guerra was the Executive President of CETRO (a private trust for the development of small private business in Mexico), the National Vice-President of COPARMEX and the General Director and Treasurer of the Businessman Coordination Council. Mr. Guerra was also Director of Sidek and Situr. Previously, Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as President and Chief Executive Officer of IBM de México from October 1980 to February 1995. Mr. Guerra holds an undergraduate degree in Chemical Engineering from Universidad Tecnológica de Monterrey.

     Jacques Gliksberg was a series N director of Maxcom from May 1998 until April 2002, and has been a series B and B1 director since then. He also sits on the Board of Directors of Acme Paging, L.P., Bank America International Investment Corporation, Structured Intelligence LLP, Organización Rescarven, C.A. (Venezuela), Vesper Holdings, Velocom and Difusion Panoramica S.A. de C.V. Mr. Gliksberg has been a managing partner of Bank of America Equity Partners since 1994. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     Salvatore A. Grasso was a series N director of Maxcom from May 1998 until April 2002, and a series B and B1 director since then. He also sits on the Board of Directors of Bachow and Associates, Inc. Mr. Grasso is currently Managing Director and Chief Financial Officer of Bachow and Associates, Inc., Chief Financial Officer of Bachow Innovative Master Fund, Ltd. and Paul S. Bachow Co-Investment Fund, LP. Further, he is the Vice-President of Bachow/Coastel Operations, Inc., Bala Equity, Inc., Bachow Co-Investment, Inc, Bachow 39 GHz, Inc., Bala Equity IV, Inc., Bachow Innovative Equity, LC, Bachow/Coastal, LLC, Bachow/Coastal, Inc., Bachow Investment Partners III, LP, Bachow Co-Investment, Inc., Bachow Strategic Partners, LLC. He is also a Partner in Bala Equity Partners, L.P., Bachow Co-Investment, L.P., Bachow Innovative Partners, L.P., Bachow Innovative Equity, L.P., Bachow Strategic Partners, L.P. and Bachtel Development, L.P. Mr. Grasso holds a bachelor of science degree in accounting from St. Joseph’s University and is a certified public accountant in the state of Pennsylvania.

     Pedro Querio has been a series B and B1 director since June 2002. He also sits on the Board of Directors of Eki Discount (Argentina), Outdoor Advertising, Microlending, Structured Intelligence and Difusión Panorámica, S.A. de C.V. Mr. Querio has been working since 1997 for Banc of America Equity Partners-Latin America. Prior to that, Mr. Querio worked at Booz Allen & Hamilton in Buenos Aires, Argentina for one year, and for Merchant Bankers Asociados also in Buenos Aires, Argentina for four years, where he received extensive expertise in mergers an acquisitions and, corporate finance for capital risk funds of the group. Mr. Querio holds a Bachelor of Arts degree from the Universidad Católica de Argentina and a master’s degree in management from J.L. Kellog Graduate School of Management of Northwestern University, Chicago, Illinois.

     Roberto Chute, has been a series B and B1 director since April 2002. Mr. Chute sits on the Board of Directors of Difusion Panoramica, a Mexican outdoor advertising company, and Eki Discount, an Argentinean discount store chain. Mr. Chute has been an associate of Bank of America Equity Partners since September 2001. Previously, Mr. Chute worked for Goldman, Sachs, Techint and Strat Management Consulting. Mr. Chute holds an industrial engineering degree from the Instituto Tecnológico de Buenos Aires, Argentina and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     María Guadalupe Aguirre Gómez was our series A, and after the capital restructuring a series A and A1 director of Maxcom, from June 1999 until June 2002. She also sits on the Board of Directors of Sport and Terapy Center, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.). Previously, Ms. Aguirre sat on the Board of Directors of Majurame, S.A. de C.V. and Cable Centro, S.A. de C.V. from February

1997 to April 1999 and was an Alternate Director of Grupo Radio Centro, S.A. de C.V., from July 1998 to May 1999. In her capacity as Alternate Director, Ms. Aguirre had both director and management responsibilities. Ms Aguirre holds an undergraduate degree in communications from the Universidad Iberoamericana.

     Gilberto Solís Silva was our series A, and after the capital restructuring a series A and A1 director of Maxcom, from February 2002 until June 2002. Prior to that Mr. Solís was an alternate series A director. He also is the Secretary of the Board of Radiocomunicación Profesional, S.A. de C.V., Radiocomunicación Enfocada, S.A. de C.V. and Radiocomunicación Saltillo, S.A. de C.V. Previously, Mr. Solís was the Chief Executive Officer and member of the Board of Directors of Grupo Radio Centro, S.A. de C.V. from 1990 to 1998. Mr. Solís holds an undergraduate degree in geological engineering from the UNAM.

Executive officers

     We have experienced significant turnover in our executive ranks over the last three years. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer resigned. We appointed new officers to all these positions during 2001 and 2002.

     However, between January and April 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations also resigned. We have since appointed a new chief executive officer. As part of our cost-reduction efforts, we have initiated a search for a single executive to head both the marketing and commercial operations areas, and have eliminated the office of vice presidency of corporate communications and public relations.

     The significant turnover we have experienced in our management has affected our ability to develop and execute our business strategies. The success of our company depends in part upon our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the management personnel necessary for our success.

     The following table sets forth our current executive officers (ages as of December 31, 2002):

Name	Position	Age

René Sagastuy	President and Chief Executive Officer	42
Enrique Corral	Chief Engineering Officer	44
Eloisa Martínez	Chief Financial Officer	43
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer	38
Carlos Castro Paniagua	Vice-President, Human Resources	51

     Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

     René Sagastuy has been the Chief Executive Officer of Maxcom since March 2003, when he replaced Mr. Fulvio del Valle. Mr. Sagastuy was our Chief Operating Officer from May 2001 until March 2003. Prior to joining Maxcom, Mr. Sagastuy served for one year as Director of Operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de México, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a bachelor’s degree in civil engineering from the Universidad Iberoamericana in Mexico and a master’s degree in Business Administration form the Instituto Tecnológico Autónomo de México.

     Enrique Corral has been our Chief Engineering Officer, a newly-created office, since April 2003. From December 2000 to March 2003, Mr. Corral was our Director of Engineering. Prior to joining Maxcom, Mr. Corral was responsible for telecommunications and new projects for Cablemás, S.A. de C.V., the third largest Mexican operator of cable television. Previously, Mr. Corral worked for AMCEL (Mexican Association of Cellular Carriers) as chief executive officer. Mr. Corral has also served as commercial director for Baja Celular Mexicana, S.A. de

C.V. and Telecomunicaciones del Golfo, S.A. de C.V. Mr. Corral holds a bachelor’s degree in Business Administration from the Universidad Iberoaméricana in Mexico City as well as a marketing diploma from the same University and a telecommunications diploma from Technology Training in Miami, Florida.

     Eloísa Martínez has been Chief Financial Officer since June 2001. Prior to joining Maxcom, Ms. Martínez served for two years as Financial Planning and Control Director and two years as Assistant to the Chief Financial Officer at Iusacell. Previously, Ms. Martínez worked for 12 years at IBM Corporation in Mexico and in the United States, where she held the positions of Controller, Internal Audit Manager, Corporate Internal Auditor and Business Control and Planning Analyst. Ms. Martínez holds a bachelor’s degree in Business Administration from the Instituto Politécnico Nacional in Mexico City and a master’s degree in Business Administration from the Instituto Tecnológico de Estudios Superiores de Monterrey.

     Ricardo Arévalo Ruiz has been our Chief Operation and Information Technology Officer since April 2003. Mr. Arévalo was Chief Information Systems Officer from April 2001 to April 2003. Prior to joining Maxcom, Mr. Arévalo served as Vice-President, Information Systems and Chief Information Officer of Iusacell from August 1997 to May 2001. Mr. Arévalo also served as Vice President, Information Systems, as Chief Information Officer and as Director, Systems Development of Grupo Iusacell Cellular during the previous two years. Before then, Mr. Arévalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de México, S.A. de C.V. from May 1993 until August 1997. Mr. Arévalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arévalo has an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

     Carlos Castro Paniagua has been our Vice-President of Human Resources since March 2001. Prior to joining Maxcom, Mr. Castro served as Director of Human Resources at Gillette de México for twelve years and as Director of Corporate Human Resources at Phillips Mexicana for two years. Mr. Castro also served at Gillette de México as engineering manager and production manager. Mr. Castro holds an industrial degree from the Centro Nacional de Enseñanza Técnico Industrial.

     Fúlvio V. del Valle was the President and Chief Executive Officer of Maxcom from April 2001 until March 2003. Prior to joining Maxcom, Mr. del Valle was President of Iusacell since June 1997 and a member of its Board of Directors since June 1998. From August 1996 until June 1997, Mr. del Valle served as President of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior, Mr. del Valle served in senior Latin America region executive positions for several multinational positions for several multinational corporations. Mr. del Valle was employed by AMP Inc. as regional director, Latin America, from January 1996 through July 1996 and as President, Mexico, from August 1992 until December 1995. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronic Division, for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region, for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politécnico Nacional of Mexico and a master’s degree in physics from Virginia Polytechnic Institute.

     Eduardo Patrón was our Chief Marketing Officer of Maxcom from February 2001 until January 2003. Prior to joining Maxcom, Mr. Patrón served for 14 years as Marketing Director, Assistant General Manager and in several other positions for Kraft Foods in Mexico, a subsidiary of Phillip Morris. Previously, Mr. Patrón worked as Promotion and Merchandising Manager for Alfa Alimentos, S.A. de C.V., a food company, and as an account executive for A. C. Nielsen. Mr. Patrón holds an Industrial Engineering degree from the Universidad Iberoamericana in Mexico.

     Cesar A. Castillo Guerra was our Chief Commercial Operations Officer from May 2002 until January 2003. Prior to joining Maxcom, Mr. Castillo served at Axtel, S.A. de C.V. as Vice-President for the North Region, Vice-President of Mexico City and Vice-President of Sales and Service from February 2000 to April 2002. He also served as Director of Sales and Customer Care for the same company from January 1999 to February 2000. From May 1998 to January 1999, Mr. Castillo served at Iusacell where he was Director of Strategic Alliances and Channels (Marketing). Mr. Castillo was Director of Strategic Alliances and Alternate Channels for Alestra between May 1996 and April 1998. Mr. Castillo holds a CPA degree from the Instituto Tecnológico de Estudios Superiores de Monterrey - Monterrey Campus, as well as a master’s degree in business administration with specialization in marketing, from the same University.

     Francisco Soroa de las Cuevas was our Vice-President of Corporate Communications and Public Relations from September 2001 until April 2003, when he resigned and the office was cancelled. Prior to joining Maxcom, he held the same position at Nissan Mexicana for two years and at Iusacell for three years. Mr. Soroa has also served as Director of Public Relations for Pepsico de Mexico and Director of Public Relations and Press Secretary of the State of Puebla. Mr. Soroa de las Cuevas holds a bachelor’s degree in International Relations, a Business Management Communications degree from the Universidad de las Americas and a Human Resources Management degree from Michigan University. He holds a bachelor’s degree in International Relations from the Universidad de las Américas.

B.	Compensation

General

     For the year ended December 31, 2002, our executive officers received an aggregate compensation (including bonuses and severance payments but excluding options) of approximately Ps.32.9 million. Of this amount, Ps.26.2 million was recognized as selling, general and administrative expenses for 2002, which represent 6.1% of our total selling, general and administrative expenses for 2002. The remaining balance was recognized as follows:

•	Ps.3.5 million as integral cost of financing, because certain bonuses were paid to our executives as a special compensation for the consummation of the restructuring;

•	Ps.2.3 million as capital expenditures, because certain bonuses were paid to our executives in connection with the execution of the Bestel capacity acquisition agreement. “See. Item 4. Business Overview” for a further explanation of this transaction; and.

•	Ps.0.9 million as deferred expenses, because certain bonuses were paid as incentive to retain management.

     In November 2002, our executive officers received a bonus in the form of cash and options to purchase 462,936 series N shares at an exercise price of U.S.$0.4927 per share. The executive officers used the cash to exercise the options at the time of granting.

     Our executive officers also received options to acquire an aggregate of up to 356,433 series N shares at U.S.$0.01 per share. We recorded in 2002 Ps.1.7 million in selling, general and administrative expenses in connection with such options.

     During 2002, members and the Chairman of the Board received options that vest immediately to purchase up to 2,500 and 5,000 series N shares, respectively, at an exercise price of U.S.$0.01 per share, for each time the member attended a Board of Directors or any board committee meeting. We already approved similar options incentives for the year 2003. There were five Board of Directors meetings, seven Operating Advisory Committee meetings and two Audit Committee meetings, during 2002. In 2002, we granted to our directors and committee members options to purchase a total of up to 242,500 series N shares at an exercise price of U.S.$0.01.

Old executive stock option plan

     We implemented an executive compensation plan that included bonuses and stock options on our C/N CPOs. Upon the completion of the capital restructuring described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring,” beneficiaries under the plan will now receive series N shares in exchange for their series C shares.

     We granted 142,250, 583,000 and 206,820 options in 1999, 2000 and 2001, respectively for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then estimated fair market values. Of these options, 256,094 had vested and 221,622 had been forfeited at December 31, 2002.

New executive stock option plan

     We implemented a new executive stock plan, covering services rendered during the years 2001, 2002 and 2003. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series N stock. The granting of options for the fourth level, which is comprised of the junior-most management, is discretionary.

     The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the Board of Directors. Vesting is 20% upon allocation and 20% per year for the next four years. Options were granted during the second quarter of 2002, and will be granted during the second quarter of 2003 and 2004 at exercise prices of U.S.$0.4927, U.S.$0.5912 and U.S.$0.7094, respectively.

     The number of options granted under the stock option plan for our former Chief Executive Officer, Mr. Fulvio del Valle depended on revenue and cash flow targets, and other factors such as the success of the debt restructuring, additional capital raising and the obtainment of certain regulatory approvals. There was a vesting period of two years from the grant date with an exercise price of U.S.$0.4927 per share for all shares. As part of his severance arrangement, Mr. del Valle agreed to forego all rights to receive stock under the plan.

     Our new Chief Executive Officer, Mr. Rene Sagastuy, received a signing bonus of options to purchase 100,000 series N shares at an exercise price of U.S.$0.01 per share.

     The maximum aggregate number of shares of series N stock that can be distributed under the new executive stock plan is 17,657,064 million shares of series N stock, which is equivalent to about 9.3% of our capital stock on a fully diluted basis (excluding other options outstanding).

C.	Board practices

     The members of our Board of Directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected.

     Our Board of Directors established an Operating Advisory Committee responsible for advising the Board on, and overseeing, Maxcom’s operations. The Operating Advisory Committee is currently comprised of Adrián Aguirre, Jacques Gliksberg, Salvatore Grasso, Roberto Chute and Rene Sagastuy.

     Our Board of Directors established an Audit Committee responsible for advising the Board on, and overseeing, Maxcom’s financial condition and matters regarding accounting, taxation and release of financial information. The Audit Committee is currently comprised of Marco Provencio, Adrián Aguirre, Salvatore Grasso, Roberto Chute and Hugo Lara. Mr. Juan Manuel Ferrón, our statutory auditor, and Gonzalo Alarcón, our general counsel and secretary of the Board, are required to participate in each meeting, although they are not formal members of the committee.

     Under the Mexican Companies Law (Ley General de Sociedades Mercantiles), we are required to have at least one statutory auditor (comisario), who is elected by our shareholders at the annual ordinary general shareholders’ meeting. C.P. Juan Manuel Ferrón is our statutory auditor. Mr. Ferrón is a partner of PricewaterhouseCoopers, S.C., who are our external auditors. The primary role of the statutory auditor is to report to our shareholders at the annual ordinary general shareholders’ meeting regarding the accuracy, sufficiency and reasonable basis of the financial information presented to such shareholders by the Board of Directors.

     Our executive officers are appointed by the Board of Directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

     Members of the Board of Directors are not entitled to any benefits upon termination.

D.	Employees

     As of December 31, 2002, we had 443 employees, a 33% decrease as compared to the number of employees one year earlier. This decrease is due to a combination of cost-cutting measures and efficiencies. Of our employees, 32 were unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 31, 2004. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

     We also had 182 sales representatives as of December 31, 2002, compared to 236 sales representatives as of December 31, 2001. As of December 31, 2002, we had 53 temporary employees.

     E.     Share ownership

     Messrs. Jacques Gliksberg, Roberto Chute and Pedro Querio, a series B and B1 Directors, are officers of Bank of America Equity Partners, manager of Nexus-Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation, shareholders that hold, directly and indirectly 71.04% of our capital stock. None of our other directors or officers owns more than 1% of our shares, except for shares held by the Aguirre Gómez family, which are described below in “Principal Shareholders.”

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock our old and new executive stock option plans, described above under “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders and share ownership

     The following table presents the equity structure and the major shareholders of Maxcom as of the date of this annual report:

	Shareholders

	Aguirre Gómez	Bank America	Other
Shares	Family(1)	Equity Partners(2)	Investors(3)	Subtotal

Series A Shares
Number of shares	1,276,428	—	—	1,276,428
Percentage owned	100.00%	—	—	100.00%
Series A1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.00%	—	—	100.00%
Series B Shares(4)
Number of shares	—	—	1,226,372	1,226,372
Percentage owned	—	—	100.00%	100.00%
Series B1 Shares
Number of shares	—	5,554,528	293,681	5,848,209
Percentage owned	—	94.98%	5.02%	100.00%
Series N Shares
Number of shares	670,244	3,155,164	8,239,605	12,065,013
Percentage owned	5.55%	26.15%	31.70%	100.00%

	Shareholders

	Aguirre Gómez	Bank America	Other
Shares	Family(1)	Equity Partners(2)	Investors(3)	Subtotal

Series N1 Shares
Number of shares	—	116,223,430	6,245,01	122,468,441
Percentage owned	—	94.90%	5.10%	100.00%
Series N2 Shares(5)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.00%	100.00%
Total
Number of shares	8,035,568	124,933,122	42,872,489	175,841,180
Percentage owned	4.60%	71.04%	24.37%	100.00%

(1)	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

(2)	The shares of Maxcom controlled by Bank America Equity Partners are held through (i) Nexus-Maxcom Holdings I, L.L.C., which holds 60,888,979 shares, (ii) BASCF-Maxcom Holding I, which holds 60,888,979 shares, and (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares.

(3)	Includes, among others, Credit Suisse First Boston Corporation, which received 92,575 series B shares and 1,937,057 series N1 shares (valued at U.S.$1.0 million) as part compensation for its financial advisory services in connection with our debt restructuring.

(4)	The series B shares represent 8.49% of the voting stock of Maxcom and are controlled by CT Global, L.L.C., an assignee of CT Global Telecommunications, Inc., our former operating partner.

(5)	The series N2 shares were originally issued to the bondholders who participated in our debt restructuring. See “Item 5—Operating and Financial Review and Prospects—Debt restructuring and recapitalization.”

     In addition, we have options outstanding for the purchase of up to 26,837,315 series N shares. See “Outstanding options and warrants.”

The capital restructuring

     On April 11, 2002 we obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

     Under the capital restructuring, we liquidated the existing C/N CPO trust and cancelled the corresponding C/N CPOs. Additionally, the series C stock was converted at an exchange ratio of one—to—one into series N stock. As a result, the holders of the C/N CPOs have become the direct holders of two shares of series N stock for each C/N CPO. Series N shares are represented by common stock without voting rights.

     Additionally, we issued the following series of stock:

•	Series A1 common voting stock with preferred liquidation rights;

•	Series B1 common voting stock with preferred liquidation rights;

•	Series N1 preferred stock with limited voting rights; and

•	Series N2 preferred stock with limited voting rights.

     The holders of our series A stock and series A1 preferred stock voting together as a class have the ability to elect the majority of the Board of Directors. All series A stock and A1 preferred stock are beneficially owned, directly or indirectly, by several members of the Aguirre Gómez family, including Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez, María Elena Aguirre Gómez, and María Trinidad Aguirre Gómez. Pursuant to our amended by-laws, our amended series A stock and A1 preferred stock represent 51% of our voting stock and may only be held by Mexican nationals.

     Although the Aguirre Gómez family holds 51% of the voting stock through the series A stock and A1 preferred stock, and has the power to elect the majority of the Board of Directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under “—Securityholders agreement.” The holders of our series B stock and series B1 preferred stock voting together have the right to elect four directors of our nine-member Board of Directors. However, pursuant to the terms of the securityholders agreement, the series B and B1 director are elected from among nominees proposed by Nexus.

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

Outstanding options and warrants

     As of the date of this annual report, we have options and warrants outstanding for the purchase of up to 26.3 million series N shares. Each option entitles the holder to purchase one series N share or a C/N CPO. The following table presents information concerning the stock options and warrants authorized and outstanding:

			Percentage
	Number of	Exercise price	of options
Name of option holder	options	per share	vested %

Nissho Iwai American Corporation(1)	337,472	U.S.$10.87	100
CT Global Telecommunications, Inc. (operating services)(2)	1,105,779	3.06	100
Bachow & Associates, Inc. (strategic assistance services)(3)	442,312	3.06	100
Amsterdam Pacific LLC	24,426	8.70	100
1998-2000 Executive Stock Option Plan	575,000	8.70 to 12.50	45.97
2001-2003 Executive Stock Option Plan	17,657,064	0.49 to 0.71	17.74
UBS Warburg LLC(4)	89,244	0.01	100
Donaldson, Lufkin & Jenrette Securities Corporation(4)	22,312	0.01	100
Predecessor old notes warrantholders(5)	764,938	0.01	100
Gian Carlo Pecchioni(6)	10,000	0.01	100
Adrián Aguirre(7)	3,626,959	0.49	52
Signing bonus reserve for new officers	246,215	0.01	0
BankAmerica International Investment Corporation (management services)(8)	249,781	0.01	100
LA Strategic Capital Partners II (management services)(9)	27,754	0.01	100
Bachow & Associates, Inc. (management services)(10)	277,535	0.01	100
Directors and committee members compensation	756,699	0.01	55.89
Rene Sagastuy(11)	100,000	0.01	100

Total	26,313,490

(1)	These options were issued in 1998 as partial compensation for vendor financing.

(2)	We authorized the issuance of options to purchase up to 250,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for operating services. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—B. Related party transactions—Operation services” and “—Option grants to shareholders.”

(3)	We authorized the issuance of options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—B. Related party transactions—Strategic assistance services” and “—B. Related party transactions—Management services.”

(4)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our predecessor old notes and warrants.

(5)	These warrants were issued as part of the March 2000 offering of our units comprised of our predecessor old notes and warrants.

(6)	Mr. Pecchioni is a former Chief Executive Officer of Maxcom. These options, which are partial compensation for his services, have been exercised; however, the issuance of the underlying shares is subject to certain corporate and regulatory approvals.

(7)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in “Item 6. Directors, Senior Management and Employees—B. Compensation—Old executive stock option plan.” Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and to reduce the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection.

(8)	We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See “—B. Related party transactions—Management services.”

(9)	We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See “—B. Related party transactions—Management services.”

(10)	We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See “—B. Related party transactions—Management services.”

(11)	We issued options to purchase up to 100,000 series N shares at U.S.$0.01 per share in March 19,2003 as part of Mr. Sagastuy’s new compensation package in connection with his appointment as our new chief executive officer.

     As part of his severance arrangement, Mr. Fulvio del Valle, our former Chief Executive Officer, who resigned in March 2003 agreed to forego all rights he had to options issued under the new executive stock option plan and in connection with certain bonuses. These options had entitled Mr. Del Valle to receive up to 11,687,765 series N shares at an exercise price ranging from U.S.$0.01 to U.S.$0.49.

Securityholders agreement

     On August 18, 2000, Maxcom executed an amended and restated securityholders agreement with our shareholders to, among other things, reflect the restructuring of our capital stock and to provide that the exchange of series C stock and series N stock for CPOs may not adversely affect in any manner the rights granted to the holders of the series N stock under the original securityholders agreement.

     The securityholders agreement was again amended and restated in connection with our recapitalization. All of the holders of series A stock, series A1 preferred stock, series B stock, series B1 preferred stock, series N stock and series N1 preferred stock are parties to the securityholders agreement, which sets forth certain corporate governance and the transfer or sale of such securities. The primary purpose of the securityholders agreement is to confirm the rights and obligations under the by-laws of each of the parties to such agreement. Accordingly, with certain limited exceptions, the terms of the new securityholders agreement are substantially the same as the terms of the by-laws as applicable to the holders of series A stock, series A1 preferred stock, series B stock, series B1 preferred stock, series N stock and series N1 preferred stock.

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

     In addition, the new securityholders agreement provides, among other things, approval of key matters (which will require the affirmative vote of both Nexus and the Board, inclusive the approval of at least one director designated by Nexus), restrictions on transfers, rights of first offer, participation rights, and rights and obligations with respect to public offerings. For further description of corresponding provisions of the proposed by-laws see “Item 10. Additional Information—B. Memorandum and articles of association.”

B.	Related party transactions

General policy

     Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiary), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm’s-length basis from an unaffiliated third party.

Operation services

     On October 17, 1997, we entered into an operating agreement with CT Global Telecommunications, Inc., one of our series B shareholders. This agreement was amended in May 21, 1998 and October 1, 1999 and was terminated on December 31, 2000. Under this agreement, CT Global was responsible, among other things, for providing us with advisory consulting and supporting services in our start-up phase.

     During the life of this Agreement, CT Global earned options to purchase our shares as incentive compensation for meeting certain start-up and operational targets. As part of the proposed capital restructuring described in “—A. Major shareholders and share ownership—The capital restructuring,” we authorized the issuance of options in favor of CT Global to purchase up to 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—A. Major shareholders and share ownership—Outstanding options and warrants.”

Strategic assistance services

     On May 21, 1998, we entered into a strategic assistance agreement with Bachow & Associates, Inc., an affiliate of one of our current principal shareholders. The agreement provided that Bachow would help us to:

•	develop and implement a budget model template for our annual operating and capital budgets;

•	evaluate and assist in the choice and implementation of a financial accounting system;

•	develop a template for the monthly Board of Directors operational reporting package;

•	evaluate and assist in the choice and implementation of a customer billing system;

•	design a sales and marketing plan; and

•	provide training and guidance to our Chief Financial Officer.

     This agreement expired on April 1, 1999. Bachow received, in addition to other compensation, options to purchase 100,000 series N shares at a strike price of U.S.$8.70 per share. In accordance with the terms of the strategic assistance agreement, Bachow may elect to have the Company finance up to 95% of the exercise price with a seven-year term non-recourse loan that will be secured by the stock. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

Advertising

     On April 9, 2002 we agreed to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma, a company controlled by certain members of the Aguirre Gómez family. Operadora Plusgamma is an operator of a network of radio station located throughout Mexico. The Aguirre Gómez family used the U.S.$3.0 million proceeds that were received by Operadora Plusgamma from this agreement to purchase series A1 stock pursuant to the private equity investment made at the time of the recapitalization.

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

     As part of the proposed capital restructuring described in “—A. Major shareholders and share ownership—The capital restructuring,” we authorized the issuance to the same partners of options to purchase 461,069 series N shares at an exercise price of U.S.$0.01 per share partial anti-dilution protection. See “—A. Major shareholders and share ownership—Outstanding options and warrants.”

C.	Interest of experts and counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

     See Item 18.

Legal proceedings

     We are not currently party to any material legal proceedings other than as described below.

Lease termination agreement

     In September 2002, we commenced actions before the Lease Courts for the Federal District of Mexico against Messrs. Zaga Romano, Zaga Buzali and others (collectively, the “landlord”), seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was our former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and will be payable in installments through May 2004.

Significant unpaid receivable

     We are in the process of initiating legal actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps.6.6 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost-cutting measures. See “Item 3. Key Information—D. Risk factors—Factors relating to the Mexican telecommunications industry—Fraud increases our expenses.”

Dividend policy

     Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the new notes allows us to pay cash dividends only if we meet the following conditions:

•	minimum consolidated leverage ratio of less than 3.75 to 1.00;

•	a minimum fixed charge coverage ratio of 2.00 to 1.00;

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the cash dividend payments do not exceed an amount determined in the indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

B.	Significant changes

     Except for the debt restructuring and recapitalization described in “Item 5. Operating and Financial Review and Prospects—Debt restructuring and recapitalization,” no significant change has occurred affecting our results or financial conditions since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

A.	Offer and listing details

     Not applicable.

B.	Plan of distribution

     Not applicable.

C.	Markets

     None of Maxcom’s securities are traded on any stock exchange.

D.	Selling shareholders

     Not applicable.

E.	Dilution

     Not applicable.

F.	Expenses of the issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

     Not applicable.

B.	Memorandum and articles of association

General

     Maxcom was incorporated on February 28, 1996, under the name “Amaritel, S.A. de C.V.” as a variable capital corporation (sociedad anónima de capital variable) established under the laws of Mexico. Maxcom was registered in the Public Registry of Commerce of the Federal District of Mexico under folio no. 210585 on June 11, 1996. Amaritel changed its name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999.

     Maxcom was formed for the purpose of installing, operating and exploiting a public telecommunications network granted by the Mexican federal government for the provision of local and long distance telephone services.

     Maxcom’s corporate purposes are found under Article Two of its by-laws. The duration of Maxcom’s existence under our by-laws is indefinite.

     The following table sets forth our capital structure as of December 31, 2002:

		% of Total
	Number	Capital
Class of Stock	of Stock	Structure

Series A	1,276,428	0.7%
Series A1 Preferred Stock	6,088,896	3.5%
Series B	1,226,372	0.7%
Series B1 Preferred Stock	5,848,209	3.3%
Series N	12,065,013	6.9%
Series N1 Preferred Stock	122,468,441	69.6%
Series N2 Preferred Stock	26,867,820	15.3%

Total	175,841,180	100.0%

     On April 11, 2002 we obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

     In connection with our capital restructuring, we issued four new classes of stock: the series A1, B1, N1 and N2 preferred stock. The series A1 and B1 preferred stock have full voting stock and the series N1 and N2 preferred stock have limited voting stock. The series N1 and N2 preferred stock are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for and held by Mexican and non-Mexican investors. Our series N2 preferred stock have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A. who is also the holder of record of the series N2 preferred stock. The trust is managed by a technical committee, a majority of the members of which are designated by Maxcom. The technical committee has the authority to direct the trustee to, among other things, waive preemptive rights otherwise provided by Mexican law. Each CPO represents one series N2 preferred stock.

     Under the capital restructuring, we liquidated the existing C/N CPO trust and cancelled the corresponding C/N CPOs. Additionally, the series C stock was converted at an exchange ratio of one-to-one into series N stock. As a result, holders of C/N CPOs have became the direct holders of two shares of series N stock for each C/N CPO.

     Our series A stock and series A1 preferred stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock, and all of our series A and series A1 stock are held directly or indirectly by members of the Aguirre Gómez family. The series B stock and the series B1 preferred stock represent 49% of our voting stock and may be subscribed, paid for and held by Mexican and non-Mexican investors.

Voting rights

     Under our amended by-laws, the holders of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock are entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock being entitled to one vote. In addition, under our by-laws, holders of series N stock have no voting rights and holders of series N1 and N2 preferred stock have limited voting rights.

     Holders of series N1 preferred stock will vote together as a separate class in connection with:

•	any amendment to the by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N1 preferred stock as compared to the series N2 preferred stock; and

•	any amendment to the section of the by-laws relating to the voting rights of series N1 preferred stock.

     In addition, holders of series N2 preferred stock will vote together as a separate class in connection with:

•	determining whether a sale of all or substantially all of the consolidated assets of Maxcom or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or equity securities of the surviving entity will not be deemed a liquidation event with respect to the series N2 preferred stock;

•	any amendment to the by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N2 preferred stock as compared to the series N1 preferred stock;

•	any amendment to the by-laws that adversely affects the right of the holders of a majority of the series N2 preferred stock to designate an observer (or, in the circumstance described below, a member) to the board of directors;

•	any amendment to the by-laws that adversely affects the rights of the observer designated by the series N2 preferred stock to receive, subject to any restrictions imposed by applicable law, copies of any written materials distributed to the holders of series A and B stock and series A1 and B1 preferred stock simultaneously with such holders;

•	certain amendments to the by-laws that impose additional transfer restrictions or conditions on the series N2 preferred stock, except to the extent necessary to comply with applicable law;

•	any amendment to the by-laws that adversely affects the co-sale rights or obligations of holders of series N2 preferred stock;

•	any amendment to the by-laws that adversely affects the forced sale rights or obligations of holders of series N2 preferred stock; and

•	any amendment to the section of the by-laws of Maxcom relating to the voting rights of series N2 preferred stock.

     Shareholders’ meetings may be called by the Board of Directors, its Chairman, Vice-Chairman or Secretary, the statutory auditor or Nexus or, in certain cases, by a Mexican court of competent jurisdiction. In addition, the Board of Directors or the statutory auditor must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during that period have not considered the items mentioned in Article 181 of the Mexican Companies Law. Notice of meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Mexico City or by written notice given to each shareholder of record at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by depositing, at least 24 hours before the time set for holding the shareholders’ meeting, such shares with Maxcom’s corporate secretary or with a Mexican bank or other qualified institution. If entitled to attend the meeting, a shareholder may be represented by proxy or a power-of-attorney.

     Shareholders’ meetings may be ordinary, extraordinary or special. Extraordinary general meetings are called to consider the matters specified in Article 182 of the Mexican Companies Law, and principally include increases or reductions of capital stock, amendments to the by-laws, dissolution, issuance of bonds or preferred stock, merger, spin-off, transformation from one type of company to another, change in nationality and change of corporate purpose.

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

     Under our by-laws, the quorum on a first call, and each call thereafter, for an ordinary general shareholders’ meeting is at least a majority of the voting shares. The quorum on a first call for extraordinary shareholders’ meetings, and each call thereafter, is at least a majority of the shares having a right to vote at such meetings. Except for purposes of certain key matters to be voted upon as a separate class by each of the holders of series N1 and series N2 preferred stock, series N stock, and series N1 and N2 preferred stock are not considered voting shares for purposes of determining the quorum at ordinary general or extraordinary shareholders’ meetings. The quorum on a first call for special shareholders’ meetings, and each call thereafter is at least a majority of the shares of the respective series for which the special meeting is being held.

     Resolutions of ordinary general and special shareholders’ meetings may be adopted by the affirmative vote of the majority of shares present at the meeting, except as to certain matters described below. Resolutions of general extraordinary shareholders’ meetings held on a first call, and each call thereafter may be adopted by the affirmative vote of at least a majority of the shares having a right to vote at such meetings.

     Under Mexican law, holders of 33% of Maxcom’s outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or Maxcom’s by-laws.

     Under Mexican law, an action for civil liabilities against a member or members of the Board of Directors may be initiated by a shareholders’ resolution. In the event shareholders decide to bring an action, the person or persons against whom the action is brought will immediately cease to be members of the Board of Directors. Additionally, shareholders representing not less than 33% of the outstanding shares of Maxcom may directly take such action against members of the Board of Directors, provided that:

•	such shareholders have not voted in favor of a resolution approved at the relevant shareholders’ meeting pursuant to which it was resolved not to take any action against the directors who are to be sued; and

•	the claim in question covers the total amount of damages alleged to have been caused to Maxcom as well as to the individual plaintiffs’ interests.

     Any recovery of damages will be for the benefit of Maxcom and not the shareholders bringing the action.

     Under Mexican law, any shareholder or director who has a conflict of interests in connection with any matter must abstain from voting at the relevant shareholders’ or board of directors’ meeting, respectively. Any shareholder or director who votes on a business transaction where its interests conflict with those of Maxcom may be liable for damages if the transaction would not have been approved without such shareholder’s or director’s vote.

     The terms of compensation of the members of the Board of Directors must be approved at a shareholders’ meeting.

Approval of key matters

     Our amended by-laws provide that the approval of each of the key matters described below will require the approval in advance of both Nexus, solely in its capacity as a shareholder, and the board of directors; provided that the approval of the board of directors will require the affirmative vote of at least one director designated by Nexus.

     Key matters generally include the following:

•	the incurrence or assumption by the company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities exceeding U.S.$10,000,000;

•	the issuance of any equity securities of the company or any of its subsidiaries;

•	the sale, transfer, exchange or other disposal of all or a significant portion of the assets or equity securities of the company or any of its subsidiaries;

•	any assignment by the company or any of its subsidiaries for the benefit of creditors or the voluntary commencement of any bankruptcy or insolvency proceedings;

•	the establishment by the company or any of its subsidiaries of any non-wholly-owned-subsidiary or the making by the company or any of its subsidiaries of any loans or advances to, guarantees for the benefit of, or investments in, any person or entity other than a wholly-owned subsidiary;

•	the declaration of dividends on, or the making of any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the company to its parent;

•	the acquisition of any equity securities of the company or any of its subsidiaries;

•	the entering into any transaction with any restricted persons;

•	the election, appointment or removal of the Chief Executive Officer, the General Managers of any business units, the Chief Operating Officer, the Chief Financial Officer, the Director of Marketing and the Chief Engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

•	the approval of the company’s and its subsidiaries’ annual business plan and annual budget for each fiscal year;

•	the entering by the company or any of its subsidiaries into any new line of business (other than the main corporate purpose of the company);

•	any agreement that would restrict the company’s or any of its subsidiaries’ right or ability to perform the provisions of its by-laws (Estatutos) or any agreements or instruments to which it is a party;

•	the manner in which the shares or other interests of any subsidiary or entity owned by the company shall be voted at shareholders’ meetings called for key matters;

•	any amendments to the concessions/licenses granted by the Mexican authorities, by-laws and certain other specified agreements;

•	the subdivision or combination, in any manner, of the outstanding shares of one class or series of shares, unless the outstanding shares of the other class or series of shares of the company shall also be proportionately subdivided or combined in a similar manner;

•	the grant to any person or entity of the right to request the company to register securities; and

•	any commitment or agreement to do any of the foregoing.

Board of Directors

     Our Board of Directors is composed of nine members, five of whom are designated by the holders of series A stock and series A1 preferred stock and four of whom are designated by the holders of series B stock and series B1 preferred stock. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transaction—A. Major shareholders and share ownership—Securityholders agreement,” each series B and B1 director must be elected from nominees selected by Nexus. One alternate is also designated for each member of the Board of Directors.

     Prior to the consummation of a qualified public offering, the holders of series N2 preferred stock or the new class of voting preferred stock into which the series N2 preferred stock is convertible are generally entitled to designate one observer to the Board of Directors. With certain exceptions, the observer has the right to attend meetings of the Board of Directors and receive information distributed to the company’s directors and copies of any written materials distributed to the holders of series A and B stock and series A1 and B1 preferred stock. The observer, who is not a member of the Board of Directors, is also entitled to attend meetings of any committee of the Board of Directors authorized to act on behalf of the full Board of Directors. The observer has no right to vote at any meeting of the Board of Directors or any committee of the Board of Directors. The holders of series N2 preferred stock or the new class of preferred stock into which such series N2 preferred stock is converted are permitted to designate an observer to the Board of Directors for so long as either:

•	the series N2 preferred stock, or such other voting preferred stock represents at least 3% of the issued and outstanding capital stock of Maxcom; or

•	there are any shares of series N2 preferred stock outstanding and at least U.S.$17.5 million principal amount of the new notes outstanding.

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

Dividends

     At the annual ordinary general meeting of shareholders of Maxcom, the Board of Directors will typically submit the financial statements of Maxcom for the previous fiscal year, together with a report by the Board of Directors, to the general ordinary shareholders’ meeting for their approval. The holders of series A and B stock and holders of series A1 and B1 preferred stock will determine the allocation of Maxcom’s net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Maxcom’s paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance of net profits, if any, is available for distribution as dividends.

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

Liquidation rights

     In the event that we are dissolved or liquidated, one or more liquidators must be appointed at an extraordinary general shareholders’ meeting to wind up our affairs. Except as provided below, all fully paid and outstanding shares of capital stock will be entitled to share ratably in all assets remaining after payment of liabilities. Partially paid shares will be entitled to participate in a liquidation, dissolution or winding up in the same manner as they would in a dividend or distribution.

     However, under our amended by-laws, upon any liquidation, dissolution or winding up of Maxcom, holders of series N2 preferred stock will be entitled to receive liquidation proceeds in preference to the holders of the series A, B and N stock and pari passu with the holders of series A1, B1 and N1 preferred stock on a pro rata basis in an amount equal to the greater of:

•	U.S.$0.4927 per share, as adjusted for stock splits, stock dividends and similar events, plus the accretion of such amount at a cumulative rate of 12% per year compounded semi-annually; and

•	the amount that holders of series N2 preferred stock would have received if they had converted all of their series N2 preferred stock into series N stock (or, to the extent the series N stock has been converted, to the class of stock the series N stock is converted into) immediately prior to the liquidation event.

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

Changes in share capital

     An increase of our capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. No increase of our capital stock may be effected until all previously-issued shares of capital stock have been fully paid. A reduction of our capital stock may be effected to absorb losses, to redeem shares, or to release shareholders from payments not made.

     Increases in capital may not result in the series N stock and series N1 and N2 preferred stock representing more than 95% in the aggregate of the outstanding capital stock of Maxcom. The series N stock and the series N1 and N2 preferred stock currently represent 91.8% of our outstanding capital stock.

     The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders and an amendment to our by-laws. The variable portion of our capital stock may be increased or decreased by resolution of an extraordinary general meeting of shareholders.

Preemptive rights

     In the event of a capital increase through the issuance of new shares for payment in cash or in kind, as a matter of Mexican law, a holder of shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportion of shares held.

     Shareholders have a preemptive right to subscribe for shares, except:

•	in connection with mergers or spin-offs;

•	on the conversion of convertible debentures; or

•	issuances of shares pursuant to a public offering, if a general extraordinary shareholders’ meeting called for such purpose so approves and other requirements specified in Article 81 of the Mexican Securities Law are satisfied, including obtaining the approval of the Mexican National Banking and Securities Commission.

     Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share but may be waived at the moment of issuance of such shares.

     The series N2 preferred stock are held in a limited purpose trust administered by Banco Nacional de México, S.A., who is also the holder of record. The CPO trust is managed by a technical committee, a majority of the members of which is appointed or designated by Maxcom, which has the authority to direct the trustee to, among other things, waive any applicable preemptive rights. See “—Description of the CPO trust” below.

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

Optional conversion rights

     The series N2 preferred stock is convertible, in whole or in part, at the option of the holder into series N stock at any time prior to the earlier of:

•	the consummation of a public offering; and

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

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

Anti-dilution protection and conversion price adjustments

     If Maxcom issues any shares of common equity or securities convertible into common equity (other than certain permitted issuances) for consideration per share of less than either (i) the conversion price, which will initially be U.S.$0.4927 per share, in effect immediately prior to that time or (ii) the then fair market value of the stock sold, then, until December 31, 2002, full ratchet anti-dilution protection will apply, and, thereafter, institutional weighted average anti-dilution protection will apply to the preferred stock, as more fully described below. This anti-dilution protection will no longer be available after the preferred stock is converted into common stock. Maxcom has not issued any shares of common equity or securities convertible into common equity since the adoption of this clause.

     The following permitted issuances will not trigger the anti-dilution protections:

•	any rights, options and warrants granted or issued, or authorized to be granted or issued, to certain employees, directors, consultants and vendors of Maxcom and its subsidiaries, as of March 5, 2002, or under any management incentive plan approved by the Board of Directors, including the affirmative vote of at least one of the directors selected from Nexus appointees.

•	any securities issued pursuant to the private equity investment and up to U.S.$3.8 million of securities issued within one year of the consummation of the private equity investment at or above U.S.$0.4927 per share;

•	any shares issued upon the exercise or conversion of any of the foregoing; and

•	any of the capital stock issued in connection with a conversion of any of the series A1, B1, N1 or N2 preferred stock.

     Full-ratchet anti-dilution protection means that the conversion price will be automatically reduced to the lowest consideration at which any share of capital stock has been issued or sold.

     Institutional weighted average anti-dilution protection means that the conversion price will be reduced to the lower of:

•	an amount equal to (A) the sum of (i) the product derived by multiplying the conversion price in effect immediately prior to such issuance or sale by the number of “common shares deemed outstanding,” as defined below, immediately prior to such issue or sale, plus (ii) the aggregate consideration (expressed as a net price per share), if any received by Maxcom upon such issue or sale, divided by (B) the number of common shares deemed outstanding immediately after such issue or sale; and

•	the conversion price determined by multiplying the conversion price in effect immediately prior to such issuance or sale by a fraction, the numerator of which will be the sum of (i) the number of the common shares deemed outstanding immediately prior to such issue or sale multiplied by the then market value of the then fair market value of the common stock of Maxcom then outstanding as of the date of such issuance or sale plus (ii) the aggregate consideration, if any, received by Maxcom upon such issuance or sale and the denominator of which shall be the product derived by multiplying the then fair market value of the common stock of Maxcom by the number of common shares deemed outstanding immediately after such issue or sale.

     For the purposes of the foregoing calculations, the term “common shares deemed outstanding” means the currently outstanding capital stock of Maxcom plus all shares of capital stock issuable upon the exercise of options and warrants or conversion of convertible securities. Whenever Maxcom grants options or issues securities convertible into the capital stock of the company, the issue price will be the sum of the per share consideration received by the company upon the grant or issue of the option or convertible security plus any per share additional consideration that the company will receive upon exercise or conversion of such option or convertible security.

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

Right of first refusal

     Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, if a Maxcom shareholder other than certain significant shareholders, who we refer to as the “investors,” intends to sell its capital stock, then shareholders other than the investors and the holders of the series N2 preferred stock (but only with respect to their series N2 preferred stock) will have the right to purchase such capital stock. This right of first refusal will terminate upon the earlier of:

•	a sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties, or

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

Right of first offer

     Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, in the event any investor intends to transfer any series A1, B1 or N1 preferred stock, or securities received in a conversion of such preferred stock, such investor must offer to sell such securities to each other investor holding more than one percent of the aggregate series A1, B1 and N1 preferred stock, or securities received in a conversion of such preferred stock, then outstanding. This right of first offer will terminate upon the earlier of:

•	a qualified public offering;

•	the sale or transfer of any series A1, B1 or N1 preferred stock involving at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties.

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

•	a qualified public offering; or

•	the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

     In connection with any sale or transfer of any of our equity securities, debt securities with equity features or other securities convertible into equity securities, shareholders other than holders of series N-2 preferred stock may participate in such sale on a pro rata basis at a price and on terms substantially the same as the selling securityholder. However, these co-sale rights will not apply to a sale or transfer of no more than 7,000,000 shares of preferred stock. This co-sale right will terminate upon the consummation of the earlier of:

•	a qualified public offering; or

•	the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

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

     Holders of series N2 preferred stock may not be forced to participate in, or vote for, any of the foregoing transactions unless:

•	the consideration for such sale is paid in cash and/or freely tradeable, exchange—listed equity securities; and

•	the value of such consideration on a per share basis is not less than the then applicable liquidation preference for each share of series N2 preferred stock.

     These forced sale obligations will terminate upon the consummation of the earlier of:

•	a qualified public offering; or

•	the sale or transfer of any series A1, B1 or N1 preferred stock involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

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

Rights and obligations with respect to public offerings

Registration rights

     Nexus at any time and from time to time may request that Maxcom take all requisite action, at its expense, to register one or more series of Maxcom’s equity securities under applicable Mexican securities laws, rules and regulations or applicable U.S. federal and state securities laws. However, the initial demand by Nexus shall be a public offering that is expected to yield aggregate net proceeds of at least U.S.$10.0 million.

     Holders of series N1 preferred stock and series A1 and B1 stock will have the right to participate (piggyback) in any registration statement filed pursuant to the Securities Act for a public offering other than an initial public offering. However, the registration rights will be subject to customary cutback provisions.

Cooperation in connection with an underwritten offering

     During the period commencing on Maxcom’s initial public offering that is not a qualified public offering and ending on the earlier to occur of eighteen months after the consummation of such initial public offering or the consummation of Maxcom’s first qualified public offering, at the request of one or more holders of series N2 preferred stock, or of any class of stock into which the series N2 preferred stock has been converted, and at such holders’ expense Maxcom will cooperate one time only with the efforts of such holders to effect an underwritten offering of their stock, provided that such offering is for at least U.S.$5.0 million in net proceeds. In addition, the underwriter must be reasonably acceptable to Maxcom and Maxcom may delay such underwritten offering for up to six months if it is then separately in the process of preparing a qualified public offering. Maxcom will not be obligated to prepare any offering memorandum or registration statement in connection with such offering.

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

Lock-up restrictions

     We may, under certain circumstances, impose a limitation on the transfer of series N2 preferred stock, which provides that such stock may not be transferred after notice from Maxcom, which may not be more than 30 days prior to the expected effective date of Maxcom’s first qualified public offering until the 180th day after such effective date. Maxcom may not impose this restriction on the transfer of series N2 preferred stock if more than 20% of the securities being registered in connection with the qualified public offering are for the account of Maxcom’s shareholders. In addition, this restriction on transfer may not be more restrictive than any restrictions placed on all other shareholders.

Transfer of CPOs and transfer restrictions

     The series N2 preferred stock and any shares of capital stock into which series N2 preferred stock is converted is deposited in the CPO trust and may not be transferred separate from the CPOs representing such securities. The CPOs may be transferred without restriction under U.S. federal securities laws by persons who are not affiliates of Maxcom. However, no market currently exists for the CPOs and we do not currently plan to list the CPOs on any exchange for trading. In certain circumstances we may be required to list the CPOs on a securities exchange and to cooperate one time only with efforts of holders of the CPOs to effect an underwritten offering. We may impose limitations on the transfer of CPOs for a period after the consummation of a qualified public offering. See “—Rights and obligations with respect to public offerings.”

     Until the earlier of a qualified public offering or a sale of the company, no holder of series A, B or N stock and series A1, B1 or N1 preferred stock may transfer such shares without the prior approval of both Nexus, solely in its capacity as a shareholder, and the Board of Directors, which Board of Directors approval will require the affirmative vote of at least one Nexus director.

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

     There are certain exceptions to the transfer restrictions in our bylaws. These exceptions apply to (i) transfers by BAS Capital Funding Corporation or BASCF–Maxcom Holdings I, LLC with respect to any preferred share acquired by them pursuant to our restructuring and private equity investment, (ii) transfers as a result of inheritance, and (iii) transfers among shareholders and their qualified affiliates.

     During our annual ordinary and extraordinary shareholders’ meeting held on June 10, 2003, we amended our bylaws to include a new exception to the transfer restrictions that allows Morgan Stanley Asset Management, one of the shareholders who participated both in the private equity investment and the exchange offer, to transfer its shares to any of its managed accounts.

     Under our telecommunications concessions and by-laws, the SCT has 90 days to object to any transfer, subscription or conveyance of 10% or more of our capital stock with the exception of:

•	transfers related to series N stock and N1 and N2 stock and any successor stock; and

•	subscriptions made pursuant to the exercise of a shareholder’s preemptive rights, as long as the percentage participation of the shareholders in our capital stock does not vary.

Other provisions

Forfeiture of stock

     Under our amended by-laws, the current or future foreign shareholders of Maxcom firmly undertake with the Ministry of Foreign Relations (Secretaría de Relaciones Exteriores) to consider themselves as Mexican nationals with respect to the stock of Maxcom that they may acquire or own, as well as with respect to the properties, rights, concessions, securities or interests owned by Maxcom, or the rights and obligations derived from the agreements entered with the Mexican authorities to which Maxcom is a party. The current or future foreign shareholders of Maxcom firmly undertake not to invoke the protection of their government, under penalty of forfeiting such shares to the benefit of the Mexican nation.

Dissolution

     Pursuant to the Mexican Companies Law and our by-laws, we may be dissolved upon the occurrence, among other things, of any of the following events:

•	the impossibility of continuing with our current line of business;

•	the resolution of our shareholders at an extraordinary general shareholders’ meeting;

•	the reduction of the number of our shareholders to fewer than two; and

•	the loss of two thirds of our capital stock.

Shareholder conflicts of interest

     Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with that of Maxcom may be liable for damages if the transaction would not have been approved without such shareholder’s vote.

Director conflicts of interest

     Under Mexican law, any member of the Board of Directors who has a conflict of interest with Maxcom in any transaction must disclose such a fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such a provision may be liable for damages caused to Maxcom. Additionally, members of the Board of Directors may not represent any shareholders at any shareholders’ meeting.

Description of the CPO trust

General

     The series N2 preferred stock have been deposited by Maxcom in a limited purpose trust which is administered by Banco Nacional de México, S.A. under a trust agreement. We refer to the trust as the “CPO trust” and the trustee of the CPO trust as the “CPO trustee.” The CPO trustee is the holder of record of the series N2 preferred stock and any securities into which the series N2 preferred stock may be converted.

     The CPO trustee issued Certificados de Participación Ordinarios, or “CPOs”, which are negotiable instruments under Mexican law that give their holders the economic rights and voting rights of the series N2 preferred stock or any other shares of capital stock into which the series N2 preferred stock may be converted, which we refer to together as the “deposited securities.”

     The CPOs are initially held in book-entry form through DTC, and a nominee of DTC is the holder of record of a global CPO certificate. Our amended by-laws provide that we will obtain all governmental approvals required in connection with the conversion of the series N2 preferred stock held in the CPO trust to other securities of Maxcom.

     The following is a description of (i) certain provisions included in the CPO trust agreement and (ii) applicable provisions of the Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito). This is a summary description and does not purport to be complete and is qualified in its entirety by reference to the CPO trust agreement and the provisions of Mexican law referred to in such description.

Purpose

     The main purpose of the CPO trust is to have the CPO trustee, as record holder of the deposited securities and upon the instructions of the technical committee described below under “Administrator of the CPO trust,” waive or not exercise any statutory preemptive rights that it may have from time to time to subscribe for additional shares of our capital stock. As the record holder of the deposited securities, the CPO trustee exercises certain rights attached to such securities in order to preserve to the largest extent possible the economic and voting rights that would otherwise be held directly by the beneficial owners of the CPOs.

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

Voting and economic rights

     The holders of CPOs are not entitled to directly exercise any voting or economic rights with respect to the deposited securities. Such voting rights are exercisable only by the CPO trustee pursuant to the instructions of the holders of CPOs. The holders of CPOs will be entitled to receive dividend distributions, if any, from Maxcom through the CPO trustee. DTC will receive the distributions and will make distributions to the beneficial owners of the CPOs. In the event of a forced sale the trustee of the CPO trust will cause the series N2 preferred stock to be delivered in connection with any such sale and will distribute to the record holder of the CPOs the proceeds from such sale subject to any holdbacks required pursuant to the terms of any such sale. The CPO trustee will also deliver deposited securities in connection with the exercise of the co-sale rights and will distribute to the record holders of the CPOs the proceeds from sale subject to any holdbacks required pursuant to the terms of any such sale. See “—Co-sale rights and forced sale obligations” above.

     If a distribution by Maxcom consists of a dividend in shares, such shares will be transferred to the CPO trustee, and held in the CPO trust, and the CPO trustee will distribute to the holders of CPOs in proportion to their holdings, additional CPOs to represent the additional deposited securities received by the CPO trustee as such dividend.

     The holders representing a majority of the outstanding CPOs will be entitled to appoint the board observer, or in certain circumstances, a member of the Board of Directors. See “—Board of Directors.”

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

Concessions

     In February 1997, we obtained a concession to provide local telephony services covering Mexico City and the Gulf region and long distance services nationwide from the Mexican government. We also obtained a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997. In September 2001, our local telephony concession was expanded to cover all of Mexico. For a description of our concessions, see “Item 4. Information on the Company—B. Business review—Supervision and regulation of the Mexican telecommunications industry—Our concessions.”

Interconnection agreements

     In November 1998, we entered into a local interconnection agreement with Telmex which currently we are renegotiating. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Pegaso. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see “Item 4. Information on the Company—B. Business review—Supervision and regulation of the Mexican telecommunication industry—Interconnection.”

Lucent supply agreement

     On September 5, 1997, Maxcom executed a purchase and sales agreement with subsidiaries of Lucent Technologies, Inc. pursuant to which Maxcom may purchase from Lucent products, services and software. Through December 31, 2002, Maxcom has purchased approximately U.S.$62.6 million.

Metro Net capacity sales agreement

     On April 28, 2000, Maxcom executed a metropolitan network capacity sale agreement with Metro Net, S.A. de C.V. (which was amended on December 21, 2000) for an aggregate amount of U.S.$7.2 million pursuant to which Maxcom purchased from Metro Net (i) the exclusive and unlimited right to use certain backbone fiber optic capacity of 6 (six) fiber optic strands of Metro Net’s metropolitan rings in Mexico City, and (ii) an option to acquire the exclusive and unlimited right to use additional backbone fiber optic capacity of 6 (six) fiber optic strands.

Bestel capacity acquisition agreement

     On August 13, 2002, Maxcom executed an agreement with Bestel, S.A. de C.V. to acquire the irrevocable right to the exclusive use of two strands in a 2,011-kilometer fiber optic backbone covering the cities located between Mexico City and Laredo, Texas for U.S.$10.9 million. This fiber optic backbone includes a border crossing with the United States.

CPO trust agreement

     On April 25, 2002, Maxcom and its shareholders executed an irrevocable trust agreement with Banco Nacional de México, S.A. acting as trustee for the issuance of ordinary participation certificates, also known as “CPOs,” each representing one series N2 share of the capital stock of Maxcom with liquidation preference rights. For a description of this agreement, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of the CPO Trust.”

Securityholders’ agreement

     On April 29, 2002, Maxcom executed an amended and restated securityholders’ agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom. For a description of the securityholders’ agreement, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—Securityholders agreement.”

Indentures

Old Indenture

     On March 17, 2000, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 million 13¾% senior notes due April 1, 2007. The Indenture restricted Maxcom’s ability to incur indebtedness by requiring that Maxcom meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limited our ability to pay dividends, repurchase subordinated debt, redeem our capital stock, dispose of assets and make investments, among other things. All of these restrictions were eliminated as a result of the exchange offer and U.S.$11,590,000 aggregate amount of notes under this indenture remains outstanding.

New Indenture

     On April 29, 2002, Maxcom and its subsidiaries entered into an Indenture with The Bank of New York acting as a Trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$167,623,590 senior notes due 2007. This Indenture has substantially the same restrictions the old indenture had before they were eliminated pursuant to the exchange offer.

Warrant agreement

     On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 13¾% senior notes due April 1, 2007 for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the notes.

Lease termination agreement

     In September, 2002, we commenced actions before the Lease Courts for the Federal District of Mexico against our landlord, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was our former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and will be payable in installments through May 2004.

D.	Exchange controls

     The peso fluctuates freely against the U.S. dollar. The Mexican Central Bank intervenes occasionally in the market to stabilize the exchange rate. Mexico had an exchange control system from 1982 until November 11, 1991. Under this system, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange that was established daily by the Mexican Central Bank (Banco de México). Transactions to which the controlled rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction.

     From November 11, 1991 to October 20, 1992, the Mexican Central Bank permitted a free market rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the peso/U.S. dollar exchange rate band and then, two days later, allowing the peso to fluctuate freely against the U.S. dollar. By December 31, 1994, the peso/U.S. dollar exchange rate, which had been Ps.3.47 to U.S.$1.00 on December 19, 1994 was Ps.5.00 to U.S.$1.00. The peso continued to devalue significantly through 1998, closing at Ps.9.901 to U.S.$1.00 at December 31, 1998. After a period of stability and modest appreciation, in 2002, the peso devalued 12.18% relative to the U.S. dollar. In the first three months of 2003, the peso devalued 3.82% relative to the U.S. dollar. Although the peso/U.S. dollar exchange rate has remained relatively stable in the last years, there may be significant devaluations in the future.

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

     Pursuant to the provisions of North American Free Trade Agreement, or “NAFTA,” Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors

E.	Taxation

United States Federal Income Tax Considerations

General

     The following is a general discussion of the principal U.S. federal income tax consequences resulting from the beneficial ownership of (1) the new notes and CPOs received in the exchange consummated on April 29, 2002, and (2) the old notes (the old notes collectively with the new notes, the “Notes”) for holders who did not participate in the exchange. In general, the federal income tax consequences of ownership of the new notes and the old notes are identical, except where discussed below. This summary is relevant to you only if you are a U.S. holder holding your Notes and your CPOs (for holders of the new notes) as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. In general, you will be a U.S. holder if you are:

•	An individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust.

     As used in this annual report, the term “Non-U.S. holder” means a beneficial owner of a Note or CPO who is not a U.S. holder. In the case of a holder of Notes or CPOs that is a partnership for U.S. federal income tax purposes, each partner generally will take into account its allocable share of income or loss from the Notes or CPOs and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

     This summary is based upon the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion is for general information only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are subject to special tax treatment under the Code, including, without limitation, because you are:

•	a foreign person or entity;

•	a tax-exempt organization, a financial institution, an insurance company, a regulated investment company or a dealer or broker in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person who holds the Notes, and with respect to a holder of new notes, the CPOs, as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

•	a person whose functional currency is not the U.S. dollar;

•	a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes);

•	a person subject to the alternative minimum tax; or

•	a person who owns or will own directly, indirectly or by attribution 10% or more (by voting power) of our voting stock or 10% or more (by value) of our outstanding capital stock.

     The summary does not include any discussion of the tax laws of any state, locality or non-U.S. government that may be applicable to you. You should note that no rulings have been or will be sought from the United States Internal Revenue Service (or the IRS) with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. You should consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of the Notes or CPOs arising under the laws of any other taxing jurisdiction.

     For holders who acquired the new notes and the CPOs in the 2002 exchange, the U.S. federal income tax consequences of certain aspects of the 2002 exchange were unclear. Therefore, the summary discusses the various alternative tax consequences of the new notes and the CPOs which may depend in part on the results of the 2002 exchange. For more complete information on the 2002 exchange, we urge you to consult the section entitled, “United States Federal Income Tax Considerations” on our Form 20-F for the fiscal year ending December 31, 2001, which was filed on July 1, 2002. You should also consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation.

U.S. federal income tax consequences to U.S. Holders of the Notes

     Payments of interest and additional amounts. Generally, payments of “qualified stated interest,” (as defined below in “Original issue discount”), including Mexican withholding tax imposed on such interest, and additional amounts (if any) would be taxable to you as ordinary income. Payments of qualified stated interest and additional amounts (if any) on the Notes generally are includible in your income as it accrues or is received, in accordance with your regular method of accounting for tax purposes.

     Original issue discount. The treatment of original issue discount in respect of the Notes is highly complex. You are urged to consult with your tax advisor concerning this issue.

     In general, original issue discount on a note is equal to the amount by which the “stated redemption price at maturity” of a note exceeds its “issue price” by more than a de minimis amount (generally, the product of 0.25% of the stated redemption price at maturity and the number of full years to maturity on the instrument). A note’s stated redemption price at maturity equals the total amount of all principal and interest payments to be made on the note, other than “qualified stated interest.” Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note.

     The new notes. The interest payments with respect to the new notes do not constitute qualified stated interest because such payments are not made at least annually.

     The determination of the issue price of the new notes will depend on whether the new notes or the old notes were “publicly traded” as of the date of the 2002 exchange, and if not publicly traded, whether the interest rate of the new notes is at least equal to or above the applicable federal rate, or AFR. If on the date of the 2002 exchange, the new notes were “traded on an established securities market” within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the exchange offer is consummated, then the issue price of such notes would equal the fair market value established by such trading. If the new notes were not so traded, but the old notes were so traded, then the issue price of the new notes would equal the fair market value, established by such trading, of the old notes. Under these rules, if either of the Notes were publicly traded, the new notes will be treated as containing original issue discount if the stated redemption price at maturity of the new notes exceeded the issue price (i.e., the fair market value of the new notes) by more than the de minimis amount.

     It could not be determined whether the new notes or the old notes were, at the relevant times, traded on an established securities market within the meaning of the applicable regulations. The relevant Treasury Regulations are complex and highly detailed in defining the phrase “traded on an established market.” For example, it is possible that the new notes would have been treated as so traded not only if they were listed on an exchange, but also if transfers of such new notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your old notes or new notes qualified for this purpose as “traded on an established market.”

     In the event that neither the new notes nor the old notes were traded on an established securities market, the issue price of a new notes would equal its stated principal amount if the interest rate on the new notes was equal to or greater than the AFR for the month in which the new notes were issued. If the interest rate was less than the AFR, then the issue price of a new note would be equal to its imputed principal amount, which generally is the sum of all payments due under the new note (including qualified stated interest) discounted from the date of payment to the issue date of the new notes at the AFR. Under these rules, if the new notes and the old notes were not traded on an established securities market and, because the interest rate on the new notes was less than the AFR for April 2002, the issue price of the new notes would be the sum of all payments due under the note discounted at the AFR from the date of payment to the new notes’ issue date. The new notes, therefore, would be treated as having original issue discount because the new notes’ stated redemption price at maturity (which is the total amount of all principal and interest payments made on the note, other than “qualified stated interest”) would exceed the issue price of the new notes by more than the de minimis amount.

     The old notes. The old notes were issued with original issue discount for U.S. federal income tax purposes. If you were an original purchaser of an old note, you also acquired a warrant as part of an “investment unit” for federal income tax purposes. Our company allocated the issue price of a unit between the old note and the associated warrant in accordance with our company’s determination of their relative fair market values on the issue date. Our company determined that the issue price of each old note should be U.S. $975.06. Although our company’s allocation is not binding on the IRS, if you were an initial purchaser of a unit, you had to use our company’s determination of the old note issue price for purposes of calculating original issue discount unless you disclosed on your U.S. federal income tax return for the year in which you acquired the unit that you planned to use an allocation inconsistent with our company’s allocation. As mentioned above, the stated redemption price at maturity of a note equals the total amount of all principal and interest payments to be made on the Note, other than qualified stated interest. However, if the amount of original issue discount determined under this formula is “de minimis original issue discount,” then the notes will be treated as if there is no original issue discount. The old notes will have de minimis original issue discount if the total amount thereof is less than the product of 0.25% of the stated redemption price at maturity and the number of full years from the issue date to the maturity date of the note.

     Inclusion of original issue discount in income. You must include any original issue discount on your Notes in income as ordinary interest income as it accrues on the basis of a constant yield to maturity. Original issue discount must be included in income regardless of whether cash is received in respect of such income. The amount of original issue discount includible in income by you is the sum of the “daily portions” of original issue discount with respect to the Notes for each day during the taxable year or portion of the taxable year on which you held such Note. The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period an amount equal to the excess of:

•	the product of the Note’s “adjusted issue price” at the beginning of such accrual period and its “yield to maturity” (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

•	the amount of qualified stated interest payments, if any, allocable to such accrual period.

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

     The adjusted issue price of a Note at the beginning of the first accrual period is equal to its issue price. A Note’s adjusted issue price at the beginning of any subsequent accrual period is equal to its issue price increased by the amount of accrued original issue discount previously includible in your gross income (and market discount, as discussed below) for each prior accrual period and reduced by the amount of any payments previously made on the note to you (other than payments of qualified stated interest, if any).

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

     The above treatment assumes that the stated redemption price at maturity for a Note does not include any additional amounts payable on the Notes. It is possible that the IRS might disagree with this treatment and contend that the stated redemption price at maturity should include the reasonably expected amount of additional amounts payable on the Notes. In such case, the amount of original issue discount on the Notes would be increased by such amount.

     With respect to the holders of new notes, the rules discussed below under “Premium and acquisition premium” may reduce or eliminate the amount of original issue discount you must include in your income. For example, if your exchange of the old notes for new notes and CPOs qualified as a recapitalization, your basis in the new notes may substantially exceed the issue price of such new notes (depending on your basis in the old notes), and you may be able to reduce or eliminate the amount of original issue discount includible with respect to such old notes.

     You should consult your tax advisor concerning the inclusion in your taxable income of the original issue discount attributable to the new notes or the old notes.

     Premium and acquisition premium. The new notes. If you acquire new notes for an amount (or with a basis) less than or equal to the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) but in excess of their adjusted issue price (any such excess being acquisition premium), you will be considered to have acquired the new notes at an acquisition premium. If you do not make the election described below, you are permitted to reduce the daily portions of original issue discount includible in your income by a fraction, (i) the numerator of which is the excess of your adjusted tax basis in the new notes immediately after their acquisition over the adjusted issue price of such new notes and (ii) the denominator of which is the excess of the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) over the adjusted issue price of such new notes.

     If you acquire the new notes for an amount (or with a basis) greater than the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) you will be considered to have acquired the new notes at a premium. In such a case, you will not be required to include any original issue discount in your gross income.

     The old notes. Similarly, if you purchased your old notes for an amount (or with a basis) greater than the sum of all amounts payable on your old notes after the purchase date (other than payments of qualified stated interest, if any) you will be considered to have purchased your old notes at a premium.

     General. You generally may elect to amortize the premium, if any, on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the Notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the Notes to the extent that any amortizable bond premium is applied to offset your interest income on the Notes. If you do not make this election, the premium on your Note, whether on an old note or new note, will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Note.

     Market discount. If you purchased your Note at a price that is less than its adjusted issue price, the excess of the adjusted issue price over your purchase price will be treated as “market discount.” Such market discount, however, will be considered zero if it does not exceed a “de minimis amount” equal to 0.25% of the Note’s stated redemption price at maturity multiplied by the number of complete years to maturity from the date you purchased the Note.

     General. Under the market discount rules, you generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period you held such Note. In addition, you may be required to defer your deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note until the maturity of the Note or its earlier disposition in a taxable transaction.

     In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may also elect to include market discount on the Note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase your tax basis in the Note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

     The new notes. If you acquired your new notes as part of the 2002 exchange, whether the new notes will be treated as having market discount may depend on whether the exchange was treated as a recapitalization for U.S. federal income tax purposes, which is not entirely clear. If the exchange was not treated as a recapitalization, your new notes will be considered to have been acquired with market discount if the adjusted issue price of your new notes at the time of the exchange exceeded your initial tax basis in the new notes by more than the “de minimis amount.” As discussed below in “Adjusted tax basis of the Notes and the CPOs—The new notes and CPOs,” your initial tax basis in the new notes will depend on whether the new notes are treated as securities for U.S. federal income tax purposes.

     The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the new notes and CPOs for the old notes (assuming: (a) such exchange is treated as a recapitalization, (b) the old notes are market discount bonds, and (c) the new notes are treated as securities for U.S. federal income tax purposes), would carry over to the nonrecognition property received on the exchange. If such regulations are promulgated and are applicable to this exchange, any accrued market discount with respect to the old notes that was not treated as ordinary income on the exchange would carry over to the new notes and CPOs received in the exchange. On disposition of any such new notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the new notes, you had previously elected to include market discount in income as it accrues, in which case the amount taxable as ordinary income on disposition would be reduced by the amount of market discount previously included in income). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.

     Sale, exchange or retirement of a Note. General. Upon the sale, exchange or retirement of a Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the Note, determined under the rules discussed in the following paragraphs. Such capital gain or loss recognized on the sale, exchange or retirement of the Note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 20% if you held the Note for more than one year before sale. Recent legislation has reduced the maximum federal income tax rate to 15% for capital gains taken into account from May 6, 2003 through December 31, 2008. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the Notes generally will be treated as U.S. source gain or loss.

     The adjusted tax bases and the holding periods of the new notes, the old notes and the CPOs depend upon the tax consequences of the exchange of old notes for new notes and CPOs. While the issue is not free from doubt, we believe that the old notes are likely to be treated as securities for U.S. federal income tax purposes and that there is a reasonable position that the new notes also should be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with regard to this issue.

     Adjusted tax basis of the new notes and the CPOs. If the 2002 exchange is treated as a recapitalization for U.S. federal income tax purposes and the old notes and the new notes qualify as securities, your aggregate tax basis in the new notes and the CPOs will equal your tax basis in your old notes. Although the method for allocating your tax basis in the old notes between the new notes and the CPOs is unclear, the determination of the portion of your tax basis in the old notes that should be allocated to the new notes and the CPOs should be based on the issue price of the new notes (as determined under “Original issue discount”) and the fair market value of the CPOs. Your holding period in the new notes and the CPOs will include your holding period in the old notes you surrender in the exchange.

     If, however, the new notes do not qualify as securities, your tax basis in the new notes should equal their issue price, and your tax basis in the CPOs should equal your tax basis in your old notes, less the issue price of the new notes, plus any gain recognized in the exchange. In addition, your holding period in the new notes will begin on the day following the date of the exchange and your holding period in the CPOs will include your holding period in the old notes you surrendered in the exchange.

     If, alternatively, the exchange is not treated as a recapitalization because the old notes are not securities, then your adjusted basis in the new notes will equal the issue price of the new notes, and your adjusted basis in the CPOs will equal the fair market value of the CPOs. Your holding period in the new notes and the CPOs will begin on the day following the date of the exchange.

     Adjusted tax basis of the old notes. If you did not tender your old notes in the 2002 exchange, while the issue is not free from doubt, you should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes and you should have the same adjusted tax basis and holding period in your old notes after the exchange.

     Foreign tax credit. Interest, original issue discount and additional amounts. Qualified stated interest, original issue discount and additional amounts (if any) paid on the Notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of passive income, for purposes of computing the foreign tax credit allowable to you. If the payments of qualified stated interest, original issue discount and additional amounts (if any) were to become subject to a withholding tax imposed by a foreign country at a rate of 5% or more, the qualified stated interest, original issue discount and additional amounts (if any) may be considered “high withholding tax interest” for purposes of computing the foreign tax credit. If you are predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the payments of qualified stated interest, original issue discount and additional amounts (if any) may be considered “financial services income” for purposes of computing the foreign tax credit, provided that such amounts do not constitute high withholding tax interest, as described above.

     Effect of Mexican withholding taxes. You will be required to include the amount of Mexican withholding taxes, if any, imposed on payments on a Note (including any additional amounts payable by our company) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, our company is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by you as a holder of a Note.

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

     Since you may be required to include in your gross income original issue discount on the Notes in advance of any withholding of Mexican income taxes from payments relating to the discount (which would generally occur when such discount is paid in cash), you may not be entitled to a credit or deduction for these Mexican withholding taxes in the year the original issue discount is included in your gross income for U.S. federal income tax purposes, and may be limited in your ability to credit or deduct in full the foreign taxes in the year those taxes are actually withheld by our company. In addition, under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your tax advisor concerning the availability and timing of a foreign tax credit or deduction relating to the payment of Mexican withholding taxes.

Certain U.S. federal income tax consequences of holding and disposing of the CPOs

     Distributions. In general, a holder of CPOs will be treated as the beneficial owner of the series N2 preferred stock represented by the CPOs. Subject to the “passive foreign investment company” rules discussed below, generally, distributions of cash or property with respect to your CPOs (including the amount of any Mexican taxes withheld on any such distribution) will constitute ordinary dividend income to the extent of our company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in your income on the day on which the dividends are received by the CPO trustee, and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce your tax basis in such CPOs. To the extent such distributions exceed your tax basis in your CPOs, such excess will constitute capital gain. Dividends on the CPOs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

     Recent legislation. Recently enacted legislation, the Jobs Growth Tax Relief Reconciliation Act of 2003, generally has lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. While there is an income tax treaty between the United States and Mexico (see “—Mexican Taxation—United States/Mexico and other tax treaties”), the Secretary of the Treasury has not identified yet any jurisdiction whose income tax treaty would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the CPOs will not be treated as readily tradable on an established securities market in the United States. Accordingly, there can be no assurance that dividends received with respect to the CPOs will be entitled to as favorable treatment as dividends received with respect to stock of a U.S. corporation under the legislation. You are urged to consult your tax advisor regarding this legislative change.

     In addition, the legislation also accelerated to January 1, 2003, the reduction in ordinary income tax rates previously calculated to take effect over the next several years.

     Sale, redemption or other taxable disposition of the CPOs. Subject to the “passive foreign investment company” rules discussed below, generally, you will, upon the sale, redemption or other taxable disposition of your CPOs, recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and fair market value of property received therefore (if the amount received is denominated in foreign currency other than in U.S. dollars, then its U.S. dollar equivalent determined at the spot rate on the date of the disposition) and (ii) your tax basis in your CPOs (in U.S. dollars) as determined in “Sale, exchange or retirement of a Note—Adjusted tax basis of the new notes and the CPOs.”

     Capital gain recognized by you generally will be long-term capital gain and subject to a maximum federal income tax rate of 20% if you held CPOs for more than one year before the sale. Recent legislation has reduced the maximum federal income tax rate to 15% for capital gains taken into account from May 6, 2003 through December 31, 2008. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of your CPOs generally will be treated as U.S. source gain or loss.

     Generally, you will not recognize any gain or loss upon the conversion of the CPOs into series N stock or other classes of our stock.

     Passive foreign investment company considerations. In general, a foreign corporation will be classified as a passive foreign investment company, or PFIC, if (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value of the corporation’s assets (determined as of the close of each quarter) in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

     The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. Based on the source of our income and the value of our non-passive assets as compared to our passive assets, in 2002 we do not believe we were not a PFIC for U.S. federal income tax purposes and we do not expect to be a PFIC in future taxable years. However, as noted above, the determination of PFIC status is a factual determination that must be made annually and our current belief that we were not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and intend to notify you within 75 days of the end of any year in which we become a PFIC.

     If we were to become a PFIC in any taxable year, a special tax regime would apply to both (a) any “excess distribution” by us (generally, your ratable share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of your CPOs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period in the CPOs, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

     You are urged to consult your own tax advisor as to the effect to you of our company being a PFIC and the availability, if any, of either the “qualified electing fund” or “mark-to-market” election as defined in the Code and the regulations thereunder.

     Controlled foreign corporation considerations. If more than 50% of the voting power of all classes of our capital stock or the total value of our capital stock is owned, directly or indirectly, by “U.S. shareholders,” we may be treated as a controlled foreign corporation, or a CFC, under Subpart F of the Code. U.S. shareholders are defined as citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our capital stock. The United States generally taxes a U.S. shareholder of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such U.S. shareholder is generally treated as having received a current distribution out of the CFC’s Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a U.S. shareholder of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC.

     Under the current ownership structure, we believe that we are not a CFC for U.S. federal income tax purposes. However, because of the complexity of the CFC rules, you should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.

Certain U.S. federal income tax consequences to non-U.S. holders of the Notes and CPOs

     Subject to the discussion below concerning information reporting and backup withholding, generally, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on distributions in respect of the Notes or the CPOs unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

     A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale or the other disposition of the Notes or the CPOs unless (i) such gain is effectively connected with the conduct of a United States trade or business by such non-U.S. holder or (ii) such non-U.S. holder is present in the United States for 183 days or more during the taxable year of sale or disposition and certain other conditions are met.

Information reporting and backup withholding

     In general, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), information reporting requirements will apply to certain payments of principal, premium and interest on the Notes, or dividends on the CPOs, and to payments of the proceeds of the sale of the Notes or CPOs made to you.

     Additionally, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), you may be subject to backup withholding at a rate of 28% with respect to such payments, unless you provide your taxpayer identification number (social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

Mexican taxation

     The following is a general discussion of the material consequences of the exchange of the old notes, the investment in the new notes and CPOs and the investment in outstanding old notes under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect based on the advice of PricewaterhouseCoopers, our tax advisors. This summary of certain Mexican tax considerations deals only with holders of notes and CPOs or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a “Foreign Holder”).

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

United States/Mexico and other tax treaties

     A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto (collectively, the “Tax Treaty”), between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes or CPOs are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes and CPOs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

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

Mexican tax consequences to Foreign Holders of the notes

     Taxation of interest and principal. Under the Mexican Income Tax Law, payments of interest made by Maxcom in respect of the new notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

•	the notes are registered in the Special Section of the National Registry of Securities (Registro Nacional de Valores); and

•	certain periodic information requirements by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) are complied with.

•	If these conditions are not met, the applicable withholding tax rate will be 10%.

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

     However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of the voting stock of the issuer, or

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 34% .

     Pursuant to Rule 3.25.15 (the “Reduced Rate Rule”) issued by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) on March 31, 2003 payments of interest with respect to the notes made by us to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:

•	the notes are registered with the Special Section of the National Registry of Securities and Intermediaries and copies of approval of such registration are provided to the Ministry of Finance;

•	we timely file with the Ministry of Finance certain information relating to the issuance of the new notes;

•	we timely file with the Ministry of Finance on a quarterly basis information on the amount and dates of interest payments made during each quarter and information representing that no party related to us, directly or indirectly, is the effective beneficiary of more than five percent (5%) of the aggregate amount of each such interest payment; and

•	we maintain records that evidence compliance with the conditions set forth above.

     We will comply with the first two conditions set forth above and expect that the last two conditions will also be met and, accordingly, expect to withhold Mexican tax from interest payments on the notes at the Reduced Rate during the effectiveness of such rule.

     However, during the fiscal year 2003 , the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate. From 2001 and beyond, holders of the notes should consult their own tax advisors as to the possible application of the Tax Treaty.

     Payments of interest we make on the notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

•	the effective beneficiary of the interest;

•	duly incorporated under the laws of its country of origin;

•	exempt in its country of origin from income tax on interest income; and

•	registered with the Ministry of Finance for that purpose.

     Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the notes.

     Taxation of additional amounts. We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in “Description of the Notes—Additional amounts”) to the holders of the notes in respect of the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the notes.

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

Mexican tax consequences to Foreign Holders of the CPOs

     Distributions. Dividends, either in cash or in any other form, paid with respect to the CPOs will be subject to withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, in 2002. For following years the factor will decrease to 1.5152, 1.4925 and 1.4706 in 2003, 2004 and 2005 and threafter.

     Dispositions. The sale or other disposition of the CPOs by a Foreign Holder will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other securities market approved by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Sales or other dispositions of the CPOs made in other circumstances would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as such holder did not own, directly or indirectly, 25% or more of our outstanding shares within the twelve-month period preceding such sale or other disposition.

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

     We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by Maxcom at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.	Subsidiary information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

     The old notes which are payable at a fixed annual rate of 133/4% and the new notes constituted substantially all of our outstanding indebtedness at December 31, 2002. The new notes will not accrue or pay interest until March 1, 2006, and after March 1, 2006, the new notes will accrue interest at a fixed annual rate of 10%. As a result, we do not currently have any significant interest rate risk.

Foreign exchange risk

     Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. All of our debt obligations at December 31, 2002, were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

     The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2002, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.1.7 million over a one-year period.

     To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our new headquarters building is denominated in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Other contractual obligations” for a description of our contractual operating lease obligations denominated in dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Maxcom is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Pursuant to the terms of the exchange offer that was consummated on April 29, 2002, the indenture governing the old notes was amended to, among other things, eliminate:

•	all of the covenants restricting the incurrence of indebtedness, the making of investments, the granting of loans, the payment of dividends, the creation of liens, the entering into transactions with affiliates, the undertaking of mergers, consolidation of sales, the disposition of assets or subsidiary stock, a change in control and any limitations on the transfer of funds from subsidiaries to Maxcom;

•	the redemption option in the event of a change of control; and

•	events of default related to the non-compliance with such covenants, cross-defaults, adverse judgments in excess of U.S.$5.0 million and certain bankruptcy events.

     The modification of the restrictive covenants permits Maxcom, absent the existence of similar covenants under other indebtedness, to take actions that could increase the credit risks, with respect to Maxcom and its subsidiaries, faced by the holders of the old notes or that could otherwise be adverse to the interest of the holders of the old notes.

ITEM 15. CONTROLS AND PROCEDURES

     (a)     Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Chief Executive Officer, Mr. René Sagastuy and our Chief Financial Officer, Ms. Eloísa Martínez. Based on the foregoing, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

     (b)       There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16. RESERVED

     Not applicable.

PART II

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Page

Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiaries
Reports of Independent Accountants	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000, 2001 and 2002	F-7
Notes to the Consolidated Financial Statements	F-8

Financial Statement Schedules
Report of Independent Accountants on Financial Statement Schedules	S-I
Valuation and Qualifying Accounts	S-III

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, City, February 19, 2003, except for Note 23 for which the date is May 30, 2003

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. de C. V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statement of operations of the Company for the year ended December 31, 2000 and the consolidated statement of changes in shareholders’ equity and changes in financial position for the year ended December 31, 2000 were audited by other independent accountants whose report, dated February 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries at December 31, 2002 and 2001, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is highly leveraged, is experiencing liquidity problems and has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mexican Accounting Standards differ in certain material respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for each of the three years in the period ended December 31, 2002, and the determination of stockholders’ equity and consolidated financial position as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the consolidated financial statements.

PricewaterhouseCoopers

C.P. Juan Manuel Ferrón
Audit Partner

BDO Hernández Marrón y Cía., S C Contadores Públicos y Consultores de Empresas	Av. Ejercito Nacional 904 Piso 7 Polanco 11510 México D.F.
	Teléfono	(52) (55) 59013900
	Telefax	(52) (55) 59013925

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiary

We have audited the accompanying consolidated balance sheet of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiary, as of December 31, 2000, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and changes in financial position for the year ended December 31, 2000. These Financial Statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiary, as of December 31, 2000, and the consolidated result of its operations, the consolidated changes in shareholders’ equity and the changes in its financial position for the year ended December 31, 2000, in conformity with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”).

Mexican GAAP vary in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The application of U.S. GAAP referred to in Note 22 would have affected the determination of consolidated net loss, the consolidated shareholders’ equity and consolidated financial position, expressed at the purchasing power of pesos as of December 31, 2002, as of and for the year ended December 31, 2000, to the extent summarized in Note 22 to the consolidated financial statements.

These consolidated financial statements have been translated into English solely for the convenience of the readers of this language.

BDO INTERNATIONAL

MEXICO CITY,

FEBRUARY 12, 2001

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of December 31, 2002 and thousands of U.S. dollars (“$”)

	2002		2001		2002

					(Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	Ps.	115,729	Ps.	182,421	$11,095

Restricted cash (Note 12)		—		197,452	—

Accounts receivable:
Customers, net of allowance of Ps.32,107 and Ps.19,693 in 2002 and 2001, respectively		104,205		61,189	9,990
Value-added tax refundable (Note 6)		12,789		14,590	1,226
Other sundry debtors		8,059		12,988	772

		125,053		88,767	11,988
Inventory, net of allowance of Ps.607 and Ps.615 in 2002 and 2001, respectively		19,140		30,138	1,835
Prepaid expenses, net		35,614		10,890	3,414

Total current assets		295,536		509,668	28,332
Frequency rights, net (Note 7)		104,420		110,813	10,011
Telephone network systems and equipment, net (Note 9)		1,588,184		1,446,902	152,270
Preoperating expenses, net (Note 10)		204,379		234,500	19,595
Intangible assets, net (Note 11)		425,923		316,603	40,836
Rent deposits of Ps.25,516 and Ps.29,013 in 2002 and 2001 respectively and other assets		29,590		33,095	2,837

Total assets	Ps.	2,648,032	Ps.	2,651,581	$253,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Interest payable (Note 12)	Ps.	4,320	Ps.	104,789	$414
Accrued expenses and other accounts payable		164,262		147,279	15,745
Customer deposits		1,699		3,968	162
Payroll and other taxes payable		31,840		18,523	3,053

Total current liabilities		202,121		274,559	19,374

Long-term liabilities:
Senior notes, net (Note 12)		1,845,468		2,578,916	176,938

Total long term liabilities		1,845,468		2,578,916	176,938

Total liabilities		2,047,589		2,853,475	196,312

Commitments and contingencies (Notes 12, 14, 19 and 20)
Shareholders’ equity:
Capital stock, no par value (Note 15)		1,685,570		1,031,738	161,607

Additional paid-in capital (Notes 15 and 21)		420		108,141	40

Accumulated deficit (Note 17):
Prior years deficit		(352,844)		(651,433)	(33,829)
Net loss for the period		(732,703)		(690,340)	(70,249)

		(1,085,547)		(1,341,773)	(104,078)

Total shareholders’ equity (deficit)		600,443		(201,894)	57,569

Total liabilities and shareholders’ equity	Ps.	2,648,032	Ps.	2,651,581	$253,881

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of December 31, 2002 and thousands of U.S. dollars (“$”), except per share amounts

	2002		2001		2000		2002

							(Note 3)
Net revenues	Ps.	535,939	Ps.	332,310	Ps.	293,615	$51,384

Operating costs and expenses:
Network operating costs		208,084		159,015		118,924	19,950
Selling, general and administrative expenses		428,728		454,454		365,457	41,105
Depreciation and amortization		317,564		283,777		221,859	30,447

Total operating costs and expenses		954,376		897,246		706,240	91,502

Operating loss		(418,437)		(564,936)		(412,625)	(40,118)

Integral cost (income) of financing:
Interest expense		207,641		451,295		441,397	19,908
Interest income		(4,472)		(81,142)		(108,095)	(428)
Gain on repurchase of debt (Note 12)		—		(128,161)		—	—
Exchange loss (gain), net		206,612		(95,962)		11,814	19,809
Gain on net monetary position		(100,618)		(87,368)		(99,431)	(9,646)

		309,163		58,662		245,685	29,643

Nonrecurring charges (Note 14)		—		(65,761)		—	—

Other income (expense), net		2,643		(187)		(520)	253

Loss before taxes		(724,957)		(689,546)		(658,830)	(69,508)

Reserves for:
Asset tax (Note 19)		6,820		794		—	653
Income tax (Note 19)		926		—		—	88

		7,746		794		—	741

Net loss	(Ps.	732,703)	(Ps.	690,340)	(Ps.	658,830)	($70,249)

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of December 31, 2002 and thousands of U.S. dollars (“$”)

			Additional				Total
	Capital		paid-in		Accumulated		shareholders'
	stock		capital		deficit		equity

	(Note 15)				(Note 17)
Balance at December 31, 1999	Ps.	894,226	Ps.	35,207	(Ps.	261,143)	Ps.	668,290
Increase in capital stock		370,025		—		—		370,025
Contributions for future increases of capital		—		106		—		106
Stock options (Note 21)		—		107,886		—		107,886
Warrants (Note 21)		7,650		(7,650)		—		—
Net loss		—		—		(658,830)		(658,830)

Balance at December 31, 2000		1,271,901		135,549		(919,973)		487,477
Increase in capital stock		27,408		(27,408)		—		—
Losses absorbed		(268,539)		—		268,539		—
New paid-in capital		969		—		—		969
Net loss		—		—		(690,340)		(690,340)

Balance at December 31, 2001		1,031,739		108,141		(1,341,774)		(201,894)
Increase in capital stock		785,259		749,781				1,535,040
Losses absorbed		(131,428)		(857,502)		988,930		—
Net loss						(732,703)		(732,703)

Balance at December 31, 2002	Ps.	1,685,570	Ps.	420	(Ps.	1,085,547)	Ps.	600,443

U.S. dollars		$161,608		$40		($104,079)		$57,569

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of December 31, 2002 and thousands of U.S. dollars (“$”)

	2002		2001		2000		2002

							(Note 3)
Operating activities:
Net loss	(Ps.	732,703)	(Ps.	690,340)	(Ps.	658,830)	($70,249)
Adjustments to reconcile net loss to resources provided by (used for) operating activities:
Depreciation and amortization		317,564		283,777		221,859	30,447
Non-recurring charges		—		65,762		—	—
Gain on repurchase of debt		—		(128,161)		—	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable, net		(43,016)		(18,529)		(8,207)	(4,124)
Inventory, net		10,999		(20,195)		1,863)	1,054
Prepaid expenses, net		(24,723)		1,064		(5,602)	(2,370)
(Decrease) increase in:
Restricted cash, liabilities and others, net		131,744		150,868		(405,370)	12,631

Resources used for operating activities		(340,135)		(355,754)		(858,013)	(32,611)

Financing activities:
Issuance of capital stock		785,259		969		377,705	75,288
Additional paid-in capital		749,781		—		100,344	71,887
Repurchase of debt		—		(99,781)		—	—
Proceeds from loans and notes payable		(733,448)		—		2,126,026	(70,321)

Resources provided by (used in) financing activities		801,592		(98,812)		2,604,075	76,854

Investing activities:
Preoperating expenses		(1,820)		—		—	(174)
Investment in telephone network systems and equipment, net of dispositions		(366,427)		(499,582)		(420,163)	(35,132)
Intangible assets		(163,407)		(7,724)		(326,069)	(15,667)
Other assets		3,505		(39,001)		(1,303)	336

Resources used for investing activities		(528,149)		(546,307)		(747,535)	(50,637)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(66,692)		1,000,873		998,527	(6,394)
Beginning balance		182,421		1,183,294		184,768	17,489

Ending balance	Ps.	115,729	Ps.	182,421	Ps.	1,183,295	$11,095

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

In thousands of Mexican pesos (“Ps.”) in purcashing power as of December 31, 2002 and thousands of U.S. dollars (“$”), except per share amounts

NOTE 1 — INCORPORATION AND BUSINESS:

Maxcom Telecomunicaciones, S. A. de C. V. (“Maxcom” or the “Company”), is a Mexican company incorporated on February 28, 1996. Its main line of business is the construction and operation of a telephone network, with the purpose of providing local, national and international long-distance, data and other value-added services, and virtual private network service, within Mexico.

The Company started its commercial operations in May 1999. Therefore, from its incorporation through April 30, 1999, the Company was in the preoperating and development stage.

Effective February 3, 1997 (as amended December 7, 1999 and September 27, 2001), Mexico’s Ministry of Communications and Transportation (the “SCT”) awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is for 30 years, and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in 13 states. It also grants the Company the right to provide long-distance, data and other value-added services nationwide, although it is not currently providing long-distance service outside their current customer base. In September 2001, the SCT amended the concession for national coverage. The Company must meet certain conditions in order for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates, among other things.

In October 1997, the Company was awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years.

On November 24, 1998 (as amended March 23, 1999), the Company entered into an agreement with Teléfonos de México, S. A. de C. V. (“Telmex”), through which both parties agreed to provide interconnection services to each other’s local telecommunications network. This agreement calls for reciprocal interconnection rates for local-to-local services through September 15, 2002.

On January 22, 1999, the Company entered into another agreement with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex’s long-distance traffic.

The Company is in negotiations with Telmex to sign an amendment agreement of the original Local Interconnection Service Agreement (the “Agreement”), for the extension of the Agreement which was valid through September 15, 2002, meanwhile the physical interconnection remains between the companies based in the clause denominated “continued application” which contracted that upon the conclusion of the initial term, the terms and conditions of the Agreement will continue in full effect until the parties sign a new agreement to continue with the interconnection of their networks.

During 2001 and 2000 the Company entered into interconnection and reselling agreements with several other local and long distance carriers and mobile phone companies (see Note 4).

The COFETEL (Federal Telecommunications Commission) in their session of November 28, 2000 issued a resolution authorizing the Company to operate as an international port, the station is located in Magdalena No. 211, Mexico City.

In September 2001 the Company was awarded an amendment to its concession to provide nationwide services of basic telephony for 30 years.

In August 2002, the Company bought a fiber optic system (2,011 Km), which allows the Company to operate a network that carries traffic from Mexico City to the Nuevo Laredo border crossing.

NOTE 2 — GOING CONCERN:

From the beginning of its commercial operations, the Company has had negative cash flow from operations and losses from operations due to its recent establishment and the Company’s initial investment in telephone network systems and equipment, preoperating expenses and frequency rights. The recoverability of this investment will depend on the ability of the Company to obtain financing to complete development and on the future profitable commercial exploitation of the telephone network.

The Company has incurred net losses of Ps.732,703, Ps.690,340 and Ps.658,830 for the years ended December 31, 2002, 2001 and 2000, respectively. The losses were due to higher costs of borrowing and lower sales growth than-expected. During 2000, the Company issued 133/4% Senior Notes with a principal amount of $300 million, maturing on April 1, 2007. On April 29, 2002, the Company consummated the exchange offer for its 133/4% Series B Senior Notes due 2007. Holders tendered an aggregate of US $259,410 in principal amount of Series B Senior Notes, representing 94.33% of all such notes outstanding.

Additionally, on July 25 2002, the Company completed an additional exchange of U.S $4,000 in aggregate principal of 13 3/4 % Series B Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2003.. These holders received in exchange an aggregate of $2,545 in principal amount of New Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 408,000 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs.

The Company has experienced significant turnover in executive ranks over the last three years. The current management team is dedicated to turnaround the business. Through 2002 and 2001, the Company’s administration has worked aggressively to mitigate its financial difficulties. The Company took the following actions:

a.	Corporate debt restructuring -

As mentioned in Note 12, the Company carried out a restructuring of the Senior Notes. As a result of these negotiations, the Company was able to exchange a significant portion of the Senior Notes for a combination of preferred stock and new notes with more favorable terms, such as: i) interest free debt for a period of four years, and ii) a lower interest rate once interest accrual begins.

b.	Private equity investment -

The Company received a capital infusion of $66.2 million from some of its existing shareholders, bondholders and certain new investors.

c.	Improvement in operations -

During 2002 the Company increased net revenues by 61%, achieved positive net Earnings Before Income Taxes, Depreciation and Amortization (“EBITDA”) for the fourth quarter (except for the restructuring expense), and reduced operating loss by 26%.

In December 2002 management accrued for a right sizing of its headcount Ps26,442. It is anticipated that this will improve the related and other payroll expenses in 2003.

The consolidated financial statements do not give effect to any adjustments which would be necessary if the Company is not able to continue as a going concern.

NOTE 3 — BASIS OF PRESENTATION:

a.	Consolidation –

The accompanying consolidated financial statements include the accounts of Maxcom and subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. (“Corporativo”) and Maxcom Servicios Administrativos, S. A. de C. V. (“MSA”). Both are wholly-owned Mexican subsidiaries, whose main line of business is the rendering of administrative and technical services, mainly to Maxcom. All intercompany balances and transactions have been eliminated for the consolidation.

Certain prior year accounts have been reclassified for comparative presentation purposes.

b.	Convenience translation -

U.S. dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican pesos, as a matter of arithmetic computation only, at December 31, 2002 noon-buying rate of Ps.10.43 per U.S.$1.00, as published by The Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

NOTE 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”). The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a.	Recognition of the effects of inflation -

The financial statements of the Company have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation.

i.	The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2002), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. Financial statements have been restated to Mexican pesos as of December 31, 2002 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent reporting date, thus making them comparable, by using a restatement factor derived from the change in the NCPI, which for 2001 and 2000 was 1.0570 and 1.0440, respectively. Therefore, these amounts differ from those previously reported.

ii.	Shareholders’ equity accounts are restated to be expressed in terms of constant pesos. The restated amounts are determined by applying factors derived from the NCPI for historical balances.

iii.	The result on the net monetary position represents the inflationary gain or loss, as determined by applying factors derived from the NCPI, on the Company’s monthly net monetary assets and liabilities during the period.

iv.	Integral income and cost of financing consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position. Integral income and cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.

v.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

b.	Cash and cash equivalents –

Cash equivalents include highly liquid short-term investments valued at market.

c.	Inventory -

Materials and supplies are valued at the lower of acquisition cost on a weighted-average basis or net realizable value (“NRV”).

d.	Telephone network systems and equipment -

Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date.

Telephone network equipments for resale are valued at the lower of acquisition cost on a LIFO basis or NRV.

Depreciation is calculated by the straight-line method on the restated cost based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.33,071 and Ps.25,204 (including Ps.6,763 and Ps.5,510 of integral cost of financing) in 2002 and 2001, respectively.

Beginning January 1, 2001, the Company elected to capitalize integral cost of financing attributable to assets under construction. Capitalized integral financing costs include interest costs, gains from monetary position, and foreign exchange losses and are determined by reference to the Company’s average interest cost on outstanding borrowings.

Maintenance and repairs are expensed as incurred. Replacements and improvements are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

e.	Frequency rights -

Frequency rights are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date. Amortization is calculated by the straight-line method over the term of the concession (20 years) [see Note 7] from the start of the Company’s operations.

f.	Preoperating expenses -

All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis over 10 years. The amortization period begins when the corresponding project commences operations.

g.	Intangibles -

Purchased software and certain activities of developing internal-use software are capitalized and amortized over their expected useful lives. Other activities, such as training, maintenance and re-engineering, are expensed as incurred.

Debt issuance costs are amortized on a straight-line basis over the outstanding term of the related debt under Mexican GAAP. Under United States Generally Accepted Accounting Principles (“US GAAP”) such debt issuance costs are amortized by using effective interest method over the life of the Company’s long-term obligations.

h.	Evaluation of long — lived assets -

The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

i.	Transactions and balances in foreign currencies -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into or settled. Monetary assets and liabilities of Mexican companies denominated in those currencies are stated in Mexican pesos at the year-end closing rate published in Mexico’s Official Gazette. Exchange gains or losses are applied as an integral cost of financing.

j.	Income tax and statutory employees’ profit sharing -

The Company has incurred tax losses since inception and accordingly has not provided for income taxes and statutory employees’ profit sharing.

Starting in the year 2000, the Company adopted the guidelines of the revised Statement D-4 “Accounting for Income Tax, Asset Tax and Employees’ Statutory Profit Sharing,” issued by the MIPA. This Statement requires the recognition of deferred income tax by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the financial statements’ carrying amounts and the tax basis of existing assets, liabilities and tax losses. An analysis of the corresponding effects is shown in Note 19.

In July 2000, the MIPA issued Circular 54 “Statement D-4 Interpretations”, which is intended to clarify certain concepts in connection with the guidelines and application of D-4.

k.	Management estimates -

Generally accepted accounting principles require that, in preparing a company’s financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

l.	Financial instruments -

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable and payable, and notes payable. The carrying amounts of such financial instruments, as reflected in the balance sheet, approximate their fair value as of December 31, 2002 and 2001.

In February 2000, the MIPA issued Statement C-2 “Financial Instruments,” which is effective as of January 1, 2001. Statement C-2 provides guidance for recognizing, measuring and disclosing financial assets and liabilities, including accounting for derivative instruments and certain hedging transactions. Statement C-2 requires that all derivative financial instruments be recorded in the balance sheet at their fair values and changes in the fair value of financial instruments are recorded in each period in the income statement. There was no effect on the financial position or results of operations of the Company upon adoption.

m.	Revenue recognition -

The Company recognizes revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.

Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is amortized during the expected life of the customer line.

Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

Revenues from interconnections services are recognized on an accrual basis. The Company has entered into agreements with several telephone carriers with a “bill and keep” feature. Under this arrangement, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If the Company fails to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.

The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate a bill and keep feature.

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance.

The Management has been working strongly to reduce the risk of dependence on a small number of customers. For the year ended December 31, 2002 and 2001, the three largest customers accounted 3% and approximately 23% of revenues, respectively.

The Company creates a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved once they reach 30 days past due.

n.	Stock-based compensation -

At December 31, 2002, 2001 and 2000, the Company had several stock option transactions (see Note 21). Since Mexican GAAP does not have specific guidance to value and record transactions of this nature, the Company adopted “U.S. GAAP” pursuant to Mexican Statement A-8, “Supplementary Application of

International Accounting Standards.” Statement A-8 recommends the application of another promulgation when such instances arise. Accounting Principles Board (“APB”) Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, APB Opinion 25, “Accounting for Stock Issued to Employees”, and Financial Accounting Standards Board (“FASB”) Statement 123, “Accounting for Stock-Based Compensation,” have been applied to the warrant and stock option grants.

In accordance with APB 25, the Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

In accordance with FAS 123, compensation expense for stock options given to non-employees and warrants was determined based on fair value using the Black Scholes valuation model.

Debt with detachable warrants is accounted for using APB 14. A portion of the proceeds from the issuance of such debt is allocated to additional paid-in capital against debt discount. The allocation is based on the relative fair value of the debt versus the warrants. The debt discount is subsequently amortized over the outstanding term of the debt on a straight-line basis, which does not materially differ from the interest method. Amortization expense recognized for the years ended December 31, 2002, 2001 and 2000 was Ps.4,636, Ps.2,391, and Ps. 9,679, respectively.

o.	Advertising and promotional costs -

The Company expenses costs of advertising and promotions as incurred. Advertising and promotional expenses were Ps.16,558, Ps.21,896 and Ps.18,647 in 2002, 2001 and 2000, respectively.

p.	Segment reporting -

The International Accounting Standards Committee’s IAS No. 14, “Segment Reporting” (“IAS 14”), is applicable to Mexican companies under Statement A-8. IAS 14 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 21 is a specific disclosure required by the SCT in the Company’s concession title.

q.	New accounting standards -

In August 2000, the MIPA issued Statement B-4, “Comprehensive Income,” which became effective January 1, 2001. Based on this Statement, comprehensive income includes net income for the year and other items which, in accordance with other statements, are recorded directly in shareholders’ equity and which are not a result of shareholders’ transactions, such as contributions, reductions or distributions of capital. Currently, the Company does not have any components of other comprehensive income other than net income.

In November 2001, the MIPA issued the revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Statement C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Statement C-9 states that: (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The provisions of Statement C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

In addition, in December 2001, the MIPA issued revised Statement C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Statement C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended.

The management of the Company estimates that the application of the new standards will not have a significant impact on the financial statements.

NOTE 5 — CASH AND CASH EQUIVALENTS:

     Investments maturing within 30 days at December 31 consist of:

	2002		2001

Bank of America: $7,740 and $2,725 in government instruments and certificates of deposit, bearing annual interests at 1.06% and 1.68%, respectively	Ps.	79,819	Ps.	26,333
HSBC Republic: $13,090, bearing interest at 1.875%, in a certificate of deposit		—		126,495
Paine Webber Incorporated: $1 and $983 in money market instruments, bearing interest at a variable rate and 2.23% per annum, respectively		19		9,504
Banamex: Ps. 30,475 in government instruments, bearing annual interest at 7.05%		30,475		—
Cash		5,416		20,089

	Ps.	115,729	Ps.	182,421

NOTE 6 — VALUE-ADDED TAX REFUNDABLE:

Value-Added Tax (“VAT”) is levied on goods and services acquired, at a standard rate of 15%. VAT does not usually represent an additional cost to business enterprises because the amounts paid will be offset against the VAT liability of the Company generated on the billing to customers. Because the Company has paid VAT on investments, costs and expenses incurred, the VAT paid has resulted in a tax overpayment subject to refund. This tax is being refunded on a regular basis.

NOTE 7 — FREQUENCY RIGHTS:

Frequency rights at December 31 consist of the following:

	2002		2001

Frequency rights	Ps.	127,861	Ps.	127,861
Less — Accumulated amortization		(23,441)		(17,048)

	Ps.	104,420	Ps.	110,813

On October 3, 1997, the Mexican federal government granted the Company concessions to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links. The concession became effective February 28, 1998, and will run through to the year 2018.

For the years ended December 31, 2002, 2001 and 2000, the Company recorded for these rights amortization expense of Ps.6,393, Ps.6,393 and Ps.6,393, respectively.

NOTE 8 — TRANSACTIONS WITH RELATED PARTIES:

For the period ended December 31, related party expense transactions were as follows:

	2002		2001		2000

Transactions:
Office and site lease (1)	Ps.	—	Ps.	—	Ps.	207
Compensation in connection with the operation agreement and other expenses with CT Global Telecommunications, Inc. (2)		158		1,291		39,407
Strategic assistance agreement and other expenses to Bachow and Associates (3)		145		490		1,873
Advisory fee and other expenses to certain shareholders (4)		—		242		1,175
Travel expenses to BancBoston (5)		13		260		98
Travel expenses to Bank of America (5)		214		—		—
Operadora Plusgamma (6)		3,490		6,654		698
Management services to Comercializadora Road el Camino (7)		529		—		—

	Ps.	4,549	Ps.	8,937	Ps.	43,458

Related party payables, classified within accrued expenses and other accounts payable, as of December 31 consist of:

	2002		2001

CT Global Telecommunications, Inc., travel expenses	Ps.	69	Ps.	—
Bachow and Associates, travel expenses		—		141
Bank of America, travel expenses		42		—
Advertising and other management services expense to Operadora Plusgamma (7)		—		841
Management services to Comercializadora Road el Camino (7)		47		—
	Ps.	158	Ps.	982

(1)	The Company leases a site, which is located within the premises of Radio Centro Group, which is controlled by the family of one of the shareholders.

(2)	For the years 2001 and 2000, expenses related to operative consulting services provided from warrant holders. During 2002, the expense relates to the refund of travel expenses for board meetings.

(3)	During 2001 and 2000, the Company entered into an agreement in which Bachow and Associates, a shareholder, provided it with strategic advisory services. The 2002 activity represents travel expenses.

(4)	Services provided during 2001 and 2000 by Bachow and Associates, Bank of America International Investment Corporation and L.A. Strategic Capital Partners II LLP, all of which were shareholders.

(5)	Refund of travel expenses to certain shareholders.

(6)	For the years 2001 and 2000, advertising expense paid to a company owned by the family of one of the shareholders. For the year 2002, advertising expense related to an advertising purchase agreement of $3.0 million, celebrated on April 2002, for advertising time that will be received from Grupo Radio Centro radio network from Operadora Plusgamma. The Aguirre Gómez family used the $ 3.0 million proceeds from this agreement to purchase Series “A1” stock pursuant to the private equity investment.

(7)	Management services paid to a company owned by one of the shareholders.

NOTE 9 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, NET:

Telephone network systems and equipment, net at December 31 consists of:

					Useful life *
	2002		2001		(years)

Office furniture	Ps.	14,602	Ps.	8,998	10
Transportation equipment		30,276		29,898	4
Engineering equipment		10,060		9,889	10
Computer equipment		54,197		46,634	3.33
Telecommunication network and equipment		1,197,671		969,960	10
Electronic equipment		206,787		215,071	3.33
Radio equipment		250,367		236,882	10
Leasehold improvements		263,964		89,698	20 (1)
Other		13,472		9,158	10

		2,041,396		1,616,188
Construction in progress:
Telecommunications		73,364		172,193
Capitalized internal costs		70,556		37,071	10
Less: Accumulated depreciation and amortization		(597,132)		(378,550)

	Ps.	1,588,184	Ps.	1,446,902

*	Useful lives accounted from date of use.

(1)	Or life of the lease, whichever is shorter.

For the years ended December 31, 2002, 2001 and 2000, the Company recorded depreciation and amortization (including leasehold improvements) expense of Ps.225,145, Ps.196,930 and Ps.148,677, respectively.

During 2001, the Company wrote-off Ps.9,103, net of accumulated amortization of Ps.1,397, in leasehold improvements related to its vacancy of its original building lease.

NOTE 10 — PREOPERATING EXPENSES:

For the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense of Ps.31,940, Ps.31,940 and Ps.31,912, respectively. Accumulated amortization was Ps.116,838 and Ps.84,898 as of December 31, 2002 and 2001, respectively.

NOTE 11 — INTANGIBLES:

Intangibles as of December 31 consist of:

	2002		2001

Software licenses	Ps.	99,766	Ps.	41,611
Infrastructure rights		237,798		126,219
Debt issuance costs		217,639		223,970

		555,203		391,800
Accumulated amortization		(129,280)		(75,197)

	Ps.	425,923	Ps.	316,603

For the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense of Ps. 54,086, Ps.48,543 and Ps.34,847 , respectively. This included Ps. 19,897, Ps.6,761 and Ps.3,222 of software amortization expense, respectively.

NOTE 12 — LONG-TERM DEBT:

Long-term debt as of December 31 consists of:

	2002		2001

$11,590 (2) ($275,000 in 2001) 13.75% Old Senior Notes due April, 2007 (1)	Ps.	119,522	Ps.	2,657,450
$167,624 New Senior Notes bear 0% interest through March, 2006, and 10% annual interest in the last year		1,728,618		—
Less — Discount (net of accumulated amortization) (2)		(2,672)		(78,534)

	Ps.	1,845,468	Ps.	2,578,916

(1)	On March 17, 2000, Maxcom issued $300 million Senior Notes, maturing on April 1, 2007. These notes accrued interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in the years 2002 and 2001) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000. During May and June of 2001, the Company spent

U.S.$10 million for the repurchase in the open market of U.S.$25 million of notes. As a result, the Company recognized a pre-tax gain of Ps.128,161.

(2)	On April 29, 2002, the Company consummated the exchange offer for its 13 3/4 % Series B Senior Notes due 2007. Holders tendered an aggregate of U.S. $259,410 in principal amount of Series B Senior Notes, representing 94.3% of all such notes outstanding. These holders received in exchange an aggregate of $165,078 in principal amount of New Senior Notes due March 1, 2007, bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Tendering holders also received an aggregate of 26,459,820 Series “N2” convertible preferred stock, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

Additionally, on July 25 2002, the Company completed an additional exchange of U.S $4,000 in aggregate principal of 13 3/4 % Series B Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2003.. These holders received in exchange an aggregate of $2,545 in principal amount of New Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 408,000 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs.

Series B Senior Notes in an aggregate principal amount of $11,590 remain outstanding at December 31, 2002.

The main characteristics of New Senior Notes due March 1, 2007 are as follows: a) unsecured senior obligations of the Company; b) pari passu in right of payment to all existing and future senior indebtedness of the Company; c) senior in right of payment to any future subordinated obligations of the Company; d) subject to registration with the Securities and Exchange Commission (“SEC”), pursuant to a Registration Rights Agreement; and e) unconditionally guaranteed by Corporativo and MSA.

Restricted Cash:

In regards to Series B Senior Notes the first four semiannual scheduled interest payments were secured pursuant to a Pledge and Escrow Agreement in a trust, through a deposit of Ps.769,937 ($77.9 million). The trust was invested in a portfolio of U.S. government securities. As of December 31, 2001, this fund amounted to approximately Ps.197 million ($20 million), which was presented as restricted cash. After the mentioned payments, the remaining balance of the fund was released from the pledge due to the lapse of time The exchange offer of April 29, 2003 of New Senior Notes did not have such restricted cash requirement.

The indenture contains restrictive covenants including: limitations on indebtedness; limitations on investments, the redemption of capital stock, prepayment of subordinated obligations, and granting of loans; restrictions on distributions from restricted subsidiaries; limitations on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation of sale or issuance of capital stock of restricted subsidiaries; limitations on liens; limitation on sale/leaseback transactions; and restrictions on mergers and consolidations, among other items. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal and any accrued, but unpaid, interest on all the notes to be due and payable.

As of December 31, 2002, the Company had complied with all of the related covenants.

NOTE 13 — EMPLOYEES BENEFITS:

As of December 31, 2002 and 2001, the Company had the following labor obligations:

a.	Indemnities to employees -

Employees who are dismissed without cause are entitled to severance compensation determined in accordance with the provisions of Mexican Federal Labor Law.

b.	Seniority premiums -

In the event of dismissal without cause, retirement after 15 years of service or death, employees are entitled to a seniority premium determined in accordance with the provisions of Mexican Federal Labor Law.

As of December 31, 2002 and 2001, these items were not significant because the seniority of the vast majority of the Company’s employees was less than two years.

NOTE 14 — NONRECURRING CHARGES:

Nonrecurring charges at December 31 consist of:

	2002 (4)		2001

Inventory reserve (1)	Ps.	—	Ps.	6,950
Maintenance contract (1)				3,603
Lease penalty reserve (2)				7,115
Installation expense write-off (3)				14,126
Fixed asset write-off (1)				33,967

		$—		$65,761

(1)	Certain assets were written off due to its technical obsolescence. The cost of an overdue maintenance contract which was no longer useful was also written off during the period.

(2)	The Company maintains an operating lease on its headquarters. During 2001, the Company vacated a portion of such leased building and moved its headquarters to a new building. However, the previous lease has a term of 15 years, which commenced on October 1, 1998. The Company is looking for a sublessee to take over the commitment. In the meantime, the Company continues to make payments for the whole of this previous lease. The Company is liable for a penalty fee for early termination, the amount of which is dependent on the length of time it has actually been leasing the building.

(3)	Installation costs that were originally capitalized were reversed to the extent they related to customers who are no longer part of the Company’s customer base

(4)	In 2002 the Company accrued nonrecurring charges as described in Note 2.c, which qualified as an administrative expense.

NOTE 15 — CAPITAL STOCK:

Under Mexican Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunication services may be held by foreigners.

On April 11, 2002 the Company obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase its ability to issue limited voting shares up to 95% of its total capital stock and to simplify its equity structure.

Under the capital restructuring effective on April 29, 2002 (See Note 12), tendering holders received an aggregate of 26,459,820 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs. Private equity investees paid US $59,340 and received 6,088,896 and 5,848,209 shares of Series “A1” and “B1”, respectively, common voting stock with preferred liquidation rights and 122,468,441 Series “N1” preferred shares with limited voting rights. In addition, options to purchase an additional 33.2 million Series “N” shares were granted. Additionally, the Series “C” shares were converted at an exchange ratio of one to one into Series “N“shares. As a result, the holders of the CPO’s have become the direct holders of two Series “N” shares for each CPO. Additionally, on July 25 2002, the Company announced a complement of the restructuring debt issuing an aggregate of 408,000 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights in the form of CPOs.

In connection with the capital restructuring mentioned, the Company issued four new classes of shares: the Series “A1”, “B1”, “N1”, and “N2” preferred shares. The Series “A1” and “B1” preferred shares have full voting rights, and the Series “N1” and “N2” preferred shares have limited voting rights. The Series “N1” and “N2” preferred shares are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for, and held by Mexican and non-Mexican investors. Series “N2” preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A. de C.V.

In November, 2002, as previously approved by the Shareholders’ Meeting held on March 5, 2002, the Company issued 356,433 Series “N”, Class II, non par value, limited voting rights, shares of the capital stock of the Company in connection with the exercise of certain signing bonuses granted to several officers of the Company as stock options during 2001 and 2002. Additionally, the Company authorized to grant a special retention bonus to its officers in connection with the consummation of the Exchange Offer and Consent Solicitation, in the form of cash and options to purchase an aggregate amount of 462,936 Series “N”, Class II, non par value, limited voting rights shares at a strike price per share of U.S.$0.4927. The executive officers used the cash to exercise the options at the time of granting.

As of December 31, 2001 the capital stock was represented by registered shares with no par value, which are divided into Series “A”, “B” and “C” common shares and Series “N” limited-voting shares. Series “A” shares may only be subscribed to, acquired or owned by Mexicans, Series “B” shares may be freely subscribed to and Series “C” shares can only be subscribed to, acquired, or owned by the agent acting as trustee of a Neutral Investment Trust. Series “N” shares, which may also be freely subscribed to, are limited-voting shares. Series “C” and “N” shares are deposited in the Neutral Investment Trust, which in turn issues CPOs. Series “C” and “N” shares may not be computed for purposes of determining the foreign-investment percentage under the terms of the Foreign Investment Law. In compliance with a ruling of the Mexican Foreign Investment Authorities, in accordance with the Foreign Investment Law and the Company bylaws, Series “B” shares may not represent more than 49% of the voting right shares; Series “C” shares may not represent more than 44.5% of the Company’s total outstanding capital stock; and Series “N” shares may not represent more than 44.5% of the Company’s total outstanding capital stock.

The Extraordinary Shareholders’ Meeting, held on February 21, 2000, resolved to modify the equity structure of the Company by converting 50% of Series “N” shares into new shares of Series “C” shares, at a rate of 1:1. The new Series “C” shares have full voting and economic rights. They can only be subscribed by the agent acting as trustee of a Neutral Investment Trust incorporated in accordance with Mexican Foreign Investment Law. The trust in turn issues CPOs. Statutorily, the Trustee must vote the Series “C” shares in the same manner as the majority of the Series “A” shares are voted. The corporate governance of the Company was not affected. The same Shareholders’ Meeting also approved the conversion of 255,000 Series “A” shares into 127,500 Series “C” shares and 127,500 Series “N” shares and the conversion of 245,000 Series “B” shares into 122,500 Series “C” shares and 122,500 Series “N” shares.

The Extraordinary Shareholders’ Meetings, held on June 5 and September 29, 2000, resolved the following:

1.	To increase the capital stock in an amount of $35 million by issuing 3,355,446 shares, of which 1,677,723 were Series “C” shares and 1,677,723 were Series “N” shares. The shareholders paid $10.44 for each share or its equivalent in Mexican pesos at the exchange rate published in the Official Gazette on the day of the payment.

2.	To cancel 4,660,000 Series “N” shares which had previously been authorized by the Company to fulfill commitments of the Company in accordance with several stock options and warrants agreements (see Note 21).

3.	To issue 1,679,866 nominative Series “C” shares and 1,679,866 Series “N” shares to be held authorized but not outstanding to fulfill the commitments derived from the stock options and warrant agreement (see Note 21).

As of December 31, the Company’s outstanding shares were:

	2002	2001	2000

Capital stock:
Series “A”	1,276,428	1,276,428	1,276,428
Series “A1”	6,088,896
Series “B”	1,226,372	1,226,373	1,226,373
Series “B1”	5,848,209
Series “C”		5,622,822	5,622,822
Series “N”	12,065,013	5,622,822	5,622,822
Series “N1”	122,468,441
Series “N2”	26,867,820

Total issued and outstanding	175,841,179	13,748,445	13,748,445
Authorized and not outstanding:
Series “C”		1,679,866	1,679,866
Series “N”	38,001,255	1,679,866	1,679,866

Total authorized	213,842,434	17,108,177	17,108,177

As of December 31, 2002, the total outstanding shares, 765,714 Series “A” shares and 763,113 Series “B” shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom’s capital stock, while the remaining “A”, “A1”, “B”, “B1”, “N”, “N1” and “N2” Series shares represent the variable portion of the capital stock.

Under the May 1998 Securityholders Agreement, as amended and restated on August 18, 2000, if the Company registers any equity securities for a primary or secondary public offering prior to May 21, 2002, it must permit parties to the Securityholders Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series “N” shareholders will have the right to retain an investment banker to: (a) sell substantially all of the assets of the Company; (b) merge or consolidate into another company, or (c) require parties to the Shareholders Agreement to sell their shares and distribute the proceeds to the shareholders. These righs were eliminated from the new Amended and Restated Securityholders Agreement executed on April 29, 2002. However, certain shareholders of the Company maintain the right to request the Company, from time to time, to make the Company to register its securities in order to have a public offering. As of December 31, the Company’s capital stock consists of:

	2002		2001

Capital stock	Ps.	1,685,570	Ps.	979,755
Restatement for effects of inflation		—		51,983

Total capital stock	Ps.	1,685,570	Ps.	1,031,738

On December 31, 2002 based on the Mexican Corporate Law (Ley General de Sociedades Mercantiles) Article 19, the Company compensates its restated additional paid in capital and the effects of inflation in capital stock by Ps.857,502 and Ps.131,428, respectively, against Ps.988,930 of accumulated losses.

On October 16, 2001 Shareholders’ Meeting, the capital stock was reduced to absorb the accumulated losses of Ps.268,539. In 2002 the Company absorb accumulatd losses for Ps.131,428.

NOTE 16 — ACCUMULATED DEFICIT:

Dividends, either in cash or other forms, paid by the Company will be subject to income tax in accordance with the Mexican Income Tax Law if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law, as follows:

-	Dividends paid to companies, resident in Mexico, will be subject to a 35% income tax to be paid by the companies paying the dividend and applied to the result of multiplying the dividends paid by a factor of 1.5385.

-	Dividends paid to individuals or foreign residents will be subject to a withholding tax of 5% applied to the result of multiplying the dividends paid by a factor of 1.5385 (1.5150 if dividends are paid to Mexican individuals from earnings that have been subject to Mexican income taxes).

The Company has never generated distributable profits. Any dividends declared will be paid in Mexican pesos.

NOTE 17 — POSITION IN FOREIGN CURRENCY:

As of December 31, the Company’s foreign-currency position is shown as follows:

	2002		2001

U.S. dollars:
Assets		$10,244		$47,290
Liabilities		(187,640)		(317,977)

Net liabilities in U.S. dollars		$(177,396)		$(270,687)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	10.43	Ps.	9.1423

The Company currently does not hedge any of its foreign-denominated assets or liabilities.

NOTE 18 — INCOME TAX, ASSET TAX AND TAX-LOSS CARRYFORWARDS:

The Company has had tax losses since inception and accordingly has not been subject to current income taxes or provided for deferred income taxes. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

Asset tax is calculated at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such year. The Mexican tax government waives this tax for the first two years of a company’s operations.

The components of deferred income tax assets (liabilities) at December 31 are as follows:

	2002		2001

CURRENT:
Bad debt allowance	Ps.	10,916	Ps.	6,893
Inventory		(6,508)		(10,548)
Prepaid expenses		(12,109)		(3,345)

Total current		(7,701)		(7,000)

	2002		2001

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses, net		(320,771)		(278,843)
Asset tax payments		6,587		9,172
Tax loss carryforwards		803,746		666,566

Total non-current		489,562		396,895

Net deferred income tax assets before valuation
Allowance		481,861		389,895
Valuation allowance		(481,861)		(389,895)

Net deferred income tax assets (liabilities)	Ps.	—	Ps.	—

In accordance with Mexican Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years. As of December 31, 2002, the Company’s restated cumulative tax losses were:

Fiscal			Expiration
year incurred	Amount		year

1996	Ps.	6,958	2006
1997		24,828	2007
1998		159,619	2008
1999		405,704	2009
2000		544,545	2010
2001		754,908	2011

	Ps.	1,896,562

For the year ended December 31, 2002 the Company incurred a tax loss of Ps.667,484.

NOTE 19 — COMMITMENTS AND CONTINGENCIES:

At December 31, 2002, the Company had the following commitments:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Ps.65,516, Ps.67,176 and Ps.30,406 in 2002, 2001 and 2000. One of the Company’s building lease agreements has an escalation clause for inflation. The monthly payment of Ps.1,087 is to be multiplied by the NCPI for the respective year for the remaining 15 year term. The schedule of estimated future minimum lease payments is as follows:

	2002

2003	Ps.	18,912
2004		13,099
2005		10,834
2006		9,986
2007 and thereafter		36,458

	Ps.	89,289

The Company entered into a new 5-year renewable building lease on July 26, 2001, which is denominated in U.S. dollars. The schedule of future minimum lease payments on said lease is as follows:

2002

2003	$2,811
2004	2,802
2005	2,650
2006	2,551
2007 and thereafter	501

$11,315

Contingency regarding Concessions:

The terms of the concessions requires that the Company must satisfy a number of technical, buildout and financial conditions. In September 2002, the Company notified COFETEL of the failure to provide coverage in certain towns and cities by the local and long distance concessions. In addition, it is considered that the Company will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City—City of Querétaro corridor by September 2003. The Company is in the process of preparing a request for a modification to the buildout requirements of the concessions from COFETEL. If granted, this modification would allow the Company to be once again in compliance. However, we cannot assure that COFETEL will agree to such modification.

A failure to comply with any of the terms of the concessions or to obtain a waiver or extension could result in the early termination of any of the concessions. The Mexican government would not be required to compensate the Company in case of such termination. If any of the concessions were to be terminated, we could be unable to engage in our core business.

NOTE 20 — REVENUE BY GEOGRAPHICAL LOCATION:

The Company’s concession title requires a revenue report by geographic location:

			Center-
Services	Metropolitan		South		Total

Year ended December 31, 2002:
Local	Ps.	275,080	Ps.	174,931	Ps.	450,011
Long distance		34,661		32,672		67,333
Rent of dedicated links		4,426		549		4,975
Sales of customer premise equipment		3,879		1,929		5,808
Lease of capacity		169				169
Other		3,808		3,835		7,643

	Ps.	322,023	Ps.	213,916	Ps.	535,939

			Center-
Services	Metropolitan		South		Total

Year ended December 31, 2001:
Local	Ps.	194,076	Ps.	81,091	Ps.	275,167
Long distance		20,925		15,999		36,924
Rent of dedicated links		2,400				2,400
Sales of customer premise equipment		3,804		1,834		5,638
Lease of capacity		198				198
Other		10,669		1,314		11,983

	Ps.	232,072	Ps.	100,238	Ps.	332,310

			Center-
Services	Metropolitan		South		Total

Year ended December 31, 2000:
Local	Ps.	164,653	Ps.	32,071	Ps.	196,724
Long distance		83,139		5,254		88,393
Rent of dedicated links		2,714				2,714
Sales of customer premise equipment		760		760		1,520
Lease of capacity		522				522
Other		2,020		1,722		3,742

	Ps.	253,808	Ps.	39,807	Ps.	293,615

NOTE 21 – STOCK OPTIONS:

a.	Employee stock option plans

i.	Executive stock option plan -

In May 1998, the Company implemented an executive stock option plan. This plan provides that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, a technical committee determines the executive officers to whom options to purchase Series “N” shares are granted, as well as the terms of those options.

Generally, options are awarded once certain criteria have been met and vest either immediately or over four years (20% upon grant and 20% each year thereafter). In the event the employee ceases to be employed by the Company, all unvested options are forfeited. Options expire ten years from the date of grant.

The Company granted 142,250, 583,000 and 206,820 options in 1999, 2000 and 2001, respectively for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then estimated fair market values. Of these options, 256,094 had vested and 221,622 had been forfeited at December 31, 2002.

ii	New executive stock option plan

The company implemented a new executive stock plan, covering services rendered during the years 2001, 2002 and 2003. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series N stock. The granting of options for the fourth level, which is comprised of the junior most management, is discretionary.

The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the board of Directors. Vesting is 20% upon allocation and 20% per year for the next four years. Options were granted during the second quarter of 2002, and will be granted during the second quarter of 2003 and 2004 at exercise prices of U.S. $0.4927, U.S.$0.59.12 and U.S.$0.7094 respectively. Options expire ten years from the date of grant.

On April 1, 2002, the Company granted 1,571,388 options at $0.4927 per share.

iii.	Board of Directors and members of various committees

Members of the Board and of the various committees of the company are entitled to receive an option to purchase 2,500 series N shares at an exercise price of $0.01 per share, each time the member attends meeting. The Chairman of the Board is entitled to receive 5,000 shares each time (s)he attends a meeting. There are 422,503 options granted and outstanding for meetings attended during 2001, 2002 and 2003. The options are immediately vested and non-forfeitable, expiring in 3 years after the date of grant.

iv.	Signing and other bonuses

The Company has granted to its top officers a signing bonus in the form of options to purchase series N shares at an exercise price of $0.01 per share. On November 2002, the executives decided to exercise 356,433 of these options.

In November 2002, the Company granted some of its officers a special bonus in the form of options to purchase 462,936 series N shares at an strike price of U.S.$0.4927 per share. The executives decided to exercise these options at the time of granting.

Pursuant to APB Opinion No. 25, compensation expense is determined based on the market or fair-value price of the stock at the measurement date less the amount, if any, that the employee is required to pay for the stock.

In connection with the all of the above described plans, the Company recognized compensation expense of Ps. 13,125; Ps.1,391 and Ps.720 during 2002, 2001 and 2000 under Mexican GAAP.

Pursuant to the additional disclosure requirements of FAS 123, the fair value of options and warrants granted to directors and officers were calculated on the respective grant dates using the Black Scholes model with the following assumptions:

	Fiscal Year Ended December 31,

	2002	2001	2000

Expected dividend yield	—	—	—
Expected stock price volatility	50%	50%	50%
Risk-free interest rate	4.55%	4.67%	6.35%
Expected life of options	5	5	5

If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by FAS 123, net loss for the years ended December 31 would have changed to the pro forma amounts indicated below:

	2002		2001		2000

Net loss:
As reported	Ps.	(732,703)	Ps.	(690,337)	Ps.	(658,827)
Pro forma	Ps.	(751,226)		(689,645)		(661,262)
EPS:
As reported	Ps.	(0.06)	Ps.	(50.21)		(57.47)
Pro forma		(0.06)		(50.177)		(56.14)

A summary of the changes of the stock options for employees for the year ended December 31, is presented below (in thousands of shares):

		2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	1,721	10.12	714	$10.12	138	$8.70
Granted	17,832	0.34	1008	$13.25	593	10.27
Exercised	829	0.28	—	—	10	0.01
Forfeited	1,311	5.43	1	11.01	7	9.54

Outstanding at the end of the year	17,413	0.57	1721	11.95	714	10.12

Options exercisable at end of year	15,172	0.51	447	8.28	174	9.88

Weighted-average fair value of options granted during the year (expressed in U.S. Dollars)		$0.19		$0.21		$2.28

The following table summarizes the stock options outstanding for employees (in thousands of shares):

		Outstanding			Exercisable

		Weighted-average				Weighted-
						average
	Range of		Remaining	Exercise		exercise
	Prices	Number	life	price	Number	price

December 31, 2000	$8.70-10.45	714	9.06	$10.12	174	$9.88

December 31, 2001	0.01	87	9.41	0.01	87	0.01
	8.7-10.45	713	8.06	10.12	319	9.98
	12.55-15.06	921	9.28	14.50	41	12.55

December 31, 2002	$0.01	4,380	$8.67	$0.01	$4,380	$0.01
	0.49	12,697	9.33	0.49	10,536	0.49
	8.7	33	6.33	8.7	33	8.7
	10.45	190	7.33	10.45	179	10.45
	12.55	112	8.33	12.55	45	12.55

b.	Warrants for services rendered

i.	Nissho Iwai American Corp. stock options:

On March 24, 1998, the Company granted options to Nissho Iwai for 337,471 Series “N” shares at fixed exercise prices per share of $10.87, vesting immediately and expiring March 2005. These options were issued in connection with a financing agreement and their cost was to be amortized over the 7-year life of the financing. However since the financing agreement terminated in March of 2000, the remaining unamortized balance was expensed in 2000.

ii.	CT Global Telecommunications, Inc. (“CTGT”) stock options:

On May 21, 1988, the Company granted options to CTGT for up to 250,000 Series N shares at an exercise price of $8.70. In return, CTGT agreed to manage the construction of the Company’s telephone network, provide engineering services, and run their day-to-day telephone operations. These services were all completed and the compensation charges expensed in prior years. The options expire 2 years after CTGT disposes of their equity participation in Maxcom. The right to these options is based on certain performance criteria. The cost of the options was valued using the Black Scholes model and was expensed as the options were earned

Pursuant to the capital restructuring in April 2002, the Company authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. All this options are vested and are exercisable.

iii.	Bachow and Associates (“Bachow”) stock options:

On May 21, 1998, Bachow was given the opportunity to earn up to 100,000 series N shares at an exercise price of $8.70 expiring two years after Bachow Investment Partners III L.P. disposes of its current equity participation in Maxcom. Bachow’s right to exercise the options was subject to performance objectives. As of December 31, 2000, Bachow had accomplished all objectives, which gave it the right to exercise the total of the options (30,000 in 1998 and 70,000 in 2000).

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

Pursuant to the capital restructuring of the company consummated during April 2002, the company authorized the issuance of options to purchase additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduced the original strike price of the 100,000 options to U.S. $3.06 per share, as partial anti-dilution protection.

In addition, on April 28, 2000, the Company issued options to purchase 94,000 shares at an exercise price of $0.01 for management services rendered from Bachow, L.A. Strategic Partners II LLP and BancAmerica International Investment Corporation. The cost of these options was also expensed as incurred.

Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

iv.	Warrants in connection with the offering of the Notes:

The Company granted the bondholders, initial purchasers and underwriters of the Senior Notes up to 876,491 warrants to purchase an equivalent amount of Series “N” shares at an exercise price of $0.01 per share (or $0.02 per CPO). The cost of these warrants was valued at approximately $9.3 million. The fair value of the warrants was compared to the fair value of the Notes to calculate the proportionate discount to the Notes. This discount is being amortized as additional interest expense over the life of the Senior Notes.

All options in connection with these warrants vest immediately and 7 years from the date of grant.

v.	Amsterdam Pacific

On May 21, 1998, the Company granted options to Amsterdam for advisory services rendered for up to 24,425 Series N shares at an exercise price of $8.70, expiring May 21, 2003. These services were all completed and the compensation charges expensed in prior years.

vi	BankAmerica International Investment Corporation

The Company issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. These services were all provided and the compensation charge expensed. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

vii	LA Strategic Capital Partners II

The Company issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. These services were all provided and the compensation charge expensed. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

viii	Bachow & Associates, Inc.

The Company issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. These services were all provided and the compensation charge expensed. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

The fair value of options for services rendered was determined using the Black Scholes options pricing model and resulted in a non-cash charge of approximately Ps.1,681, Ps.1,541 and Ps.4,813, which was recognized as expense during the years ended December 31, 2002, 2001 and 2000.

A summary of the changes of the stock options for non-employees for the years ended December 31 is presented below (in thousands of shares):

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	1,582	$3.83	1,582	$3.83	464	$10.28
Granted	2,103	2.26	—	—	1,188	1.09
Exercised	—	—	—	—	70	0.01
Forfeited	787	2.42	—	—	—	—

Outstanding at the end of the year	2,898	2.36	1,582	3.83	1,582	3.83

Options exercisable at end of year	2,898	2.36	1,582	3.83	1,582	3.83

Weighted-average fair value of options granted during the year (expressed in U.S. Dollars)		$0.12		$—		$8.79

The following table summarizes the stock options outstanding for non-employees (in thousands):

		Outstanding			Exercisable

			Weighted-average			Weighted-
						average
	Range of		Remaining	Exercise		exercise
	Prices	Number	life	price	Number	price

December 31, 2000	$0.01	970	6.51	0.01	970	0.01
	8.70 – 10.87	612	4.79	$9.90	612	$9.90

December 31, 2001	$0.01	970	5.51	0.01	970	0.01
	8.70 – 10.87	612	3.79	$9.90	612	$9.90

December 31, 2002	$0.01	1,338	3.96	0.01	1,338	0.01
	3.06	1,198	2.00	3.06	1,198	3.06
	8.70	362	2.05	8.7	0362	8.70

NOTE 22 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2000, 2001 and 2002:

	Years ended December 31,

	2000		2001		2002

Net loss under Mexican GAAP	(Ps	658,830)	(Ps.	690,340)	(Ps.	732,703)
Adjustments:
Pre-operating expenses (Note 22a)		—		—		(1,820)
Amortization of pre-operating expenses (Note 22a)		31,939		31,912		31,940
Capitalization of interest (Note 22b)		17,002		(96)		(196)
Amortization of capitalized interest (Note 22b)		(5,287)		(6,131)		213
Amortization of frequency rights (Note 22c)		81		426		426
Installation revenues (Note 22d)		—		(5,726)		(5,212)
Installation costs (Note 22e)		—		(17,805)		(75,170)
Debt restructuring (Note22g)		—		—		436,160
Capitalized internal compensation Cost (Note 22h)		—		—		(2,342)

Total U.S. GAAP adjustments		43,735		2,580		383,999

Net loss under U.S. GAAP	(Ps	615,095)	(Ps.	687,760)	(Ps.	348,704)

Weighted-average common shares outstanding, basic		11,463,667		13,748,445		134,738,030

Weighted-average common shares outstanding, diluted		12,207,113		15,176,173		136,597,574

Net loss per share under U.S. GAAP, basic	(Ps	53.66)	(Ps.	50.02)	(Ps.	2.59)

Net loss per share under U.S. GAAP, diluted	(Ps	50.39)	(Ps.	45.32)	(Ps.	2.55)

BALANCES AS OF DECEMBER 31,

	2000		2001		2002

Shareholders’ equity (deficit) under Mexican
GAAP	Ps	487,477	(Ps.	201,894)	Ps.	600,443

Accumulated adjustments:
Pre-operating expenses (Note 22a)		(319,397)		(319,397)		(321,217)
Amortization of pre-operating expenses (Note 22a)		52,985		84,897		116,837
Capitalization of interest (Note 22b)		61,379		61,283		61,087
Amortization of capitalized interest (Note 22b)		(9,752)		(15,882)		(15,669)
Amortization of frequency rights (Note 22c)		(11,374)		(10,948)		(10,522)
Installation revenues (Note 22d)		—		(5,726)		(10,938)
Installation costs (Note 22e)		—		(17,805)		(92,975)
Debt restructuring (Note 22g)		—		—		(327,475)
Capitalized internal compensation (Note 22h)		—		—		(2,342)

Total U.S. GAAP adjustments	(Ps	226,159)	(Ps.	223,579)	(Ps.	603,214)

Shareholders’ equity (deficit) under U.S. GAAP	Ps	261,318	(Ps.	425,473)	(Ps.	2,771)

Provided below is an analysis of changes in shareholders’ equity (deficit) under U.S. GAAP:

	Year ended December 31,

	2000		2001		2002

Balance at the beginning of the year	Ps	398,396	Ps.	261,318	(Ps.	425,473)
Net loss under U.S. GAAP		(615,095)		(687,760)		(348,704)
Increase in capital stock		370,025		—		631,782
Increase in additional paid in capital		—		969		126,574
Contributions for future increases of capital		106		—		—
Stock options and warrants		107,886		—		13,050

Balance at the end of the year	Ps	261,318	(Ps.	425,473)	(Ps.	2,771)

a. Pre-operating expenses -

Under Mexican GAAP, all expenses incurred while a company or a project is in the pre-operating or development stages are capitalized. Such capitalized expenses are amortized on a straight-line basis after operations commence for a period not exceeding 10 years. Under U.S. GAAP, such pre-operating expenses are expensed as incurred and reported in accumulated deficit during the development stage in shareholders’ equity.

b. Capitalization of interest -

In accordance with Mexican GAAP, capitalization of the integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset is optional. The cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company did not capitalize any amount in 2000, but did in 2001 and 2002 (Note 4d.).

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

c. Frequency rights -

Under Mexican GAAP, frequency rights are being amortized on a straight-line basis over the term of the concession, from the date the Company commenced operations.

Under U.S. GAAP, this item should be amortized over the term of the concession beginning at the granting date of the concession by the SCT.

d. Installation revenues -

Mexican GAAP allows, where installation is charged to customers, for revenue to be recognized and the related expenses recorded immediately when the service is rendered.

Under U.S. GAAP, installation revenues and direct installation costs are deferred and amortized over the expected customer relationship period. Prior to 2001, installation revenues were not material.

e. Installation costs -

Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over 20 years.

Under U.S. GAAP, direct installation costs not charged to customers are expensed as incurred. Prior to 2001, installation costs were not material.

f. Operating income -

Mexican GAAP allows certain nonrecurring charges, such as asset write-offs, to be classified as non-operating.

Under U.S. GAAP, such items are considered part of operating income. Under U.S. GAAP, consolidated operating loss would have been Ps.385,890, Ps.562,257 and Ps.348,704 for the years ended December 31, 2000, 2001 and 2002.

g. Debt restructuring -

Mexican GAAP allows any gain or loss on restructuring to be taken directly to equity at the time of the restructuring and recorded as additional paid in capital. Debt issuance costs from the original issuance of debt continues to be amortized over their original term.

Under U.S. GAAP the debt restructuring qualifies as a “troubled debt restructuring” pursuant to the provisions of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. The debt restructuring is accounted for as a “combination of types” that includes a combination of both a granting of equity interest in the form of warrants and common stock, and a modification of the debt terms where both the principal and interest payments have been reduced. A gain is recognized where the carrying value of the old debt is greater than total future cash payments. To calculate the gain on the restructuring, the carrying value of the old debt is reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring, and compared against the gross future cash payments. The Company has recognized a gain of Ps.412,326 as the total income statement effect at the date of the restructuring.

The payable note recorded under Mexican GAAP represents only the principal of the debt. Under U.S. GAAP the liability represents the principal balance plus all future gross cash payments including the one year of interest in 2006 of $16,500 not recorded under Mexican GAAP. If the Company had recorded the interest liability they would have realized an additional Ps.15,835 foreign currency loss for the year related to this obligation from the dates of the restructurings through year-end.

Legal fees and other direct costs incurred by a creditor to effect a troubled debt restructuring are deducted in measuring the gain on the restructuring of payables. Ps. 82,157 of debt issuance costs of the restructured debt and Ps. 59,035 of restructuring costs were recorded as part of the restructuring. This reduced the balance of the other assets compared to that recorded under Mexican GAAP. Ps. 18,511 of amortization in 2002 has been recognized under Mexican GAAP related to the old debt issuance costs.

The effect of inflation on the combined transaction is an income statement increase of Ps.21,158.

h. Capitalized internal compensation cost -

Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures can be capitalized, while under U.S. GAAP, these compensation charges should be expensed. This has resulted in Ps.2.342 million of compensation charges capitalized under Mexican GAAP that should be expensed under U.S. GAAP.

i. Deferred Income Taxes -

As mentioned in Note 4j. as of January 1, 2000, the Company adopted revised Statement D-4. Under the new method of Statement D-4, the Company recognized future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities -temporary differences- as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“FAS 109”), for all periods presented.

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

FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

Significant components of deferred income taxes under U.S. GAAP are as follows:

December 31, 2002

	SFAS 109		SFAS 109
	applied to		applied to US
	Mexican GAAP		GAAP
	balances		adjustments		Total

Deferred assets:
Bad debt allowance	Ps.	10,274	Ps.	—	Ps.	10,274
Asset tax payments		6,587		—		6,587
Tax loss carryforwards		756,467		—		756,467
Accruals		—		—		—
Installation revenues		—		3,500		3,500
Valuation allowance		(452,809)		21,347		(431,461)

	SFAS 109	SFAS 109
	applied to	applied to US
	Mexican GAAP	GAAP
	balances	adjustments	Total

Deferred tax assets	Ps. 320,519	Ps. 24,847	Ps.345,367

Deferred liabilities
Inventory	(6,508)	—	(6,508)
Prepaid expenses	(12,109)	—	(12,109)
Telephone network equipment and leasehold improvements, frequency rights, pre-operating expenses and intangible assets	(301,902)	54,235	(247,667)
Installation costs	—	(29,752)	(29,752)
Debt issuance costs on restructuring	—	(49,330)	(49,330)

Deferred tax liabilities	Ps. (320,519)	Ps. (24,847)	Ps. (345,366)

Net deferred tax assets	—	—	—

December 31, 2001

	SFAS 109 applied	SFAS 109 applied
	to Mexican GAAP	to US GAAP
	balances	adjustments	Total

Deferred assets:
Bad debt allowance	Ps. 6,893	Ps. —	Ps. 6,893
Asset tax payments	9,172	—	9,172
Tax loss carryforwards	666,566	—	666,566
Accruals	—	—	—
Installation revenues	—	2,004	2,004
Valuation allowance	(389,895)	(65,788)	(455,683)

Deferred tax assets	Ps. 292,736	Ps. (63,784)	Ps. 228,952

Deferred liabilities
Inventory	(10,548)	—	(10,548)
Prepaid expenses	(3,345)	—	(3,345)
Telephone network equipment and leasehold improvements, frequency rights, preoperating expenses and intangible assets	(278,843)	70,016	(208,827)
Installation costs	—	(6,232)	(6,232)

Deferred tax liabilities	Ps. (292,736)	Ps. 63,784	Ps. (228,952)

Net deferred tax assets	—	—	—

j. Statement of changes in financial position -

Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities Exchange Commission (“SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Year ended December 31,

	2000	2001	2002

Operating activities:
Net loss under U.S. GAAP	(Ps. 615,095)	(Ps. 687,760)	(Ps. 348,704)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	195,120	257,569	266,148
Gain on repurchase of debt	—	(128,161)	—
Gain on restructuring of debt	—	—	(436,160)
Fixed asset write-offs	—	40,918	—
Allowance for doubtful accounts	8,867	10,915	25,259
Monetary gain	(99,431)	(82,011)	(103,777)
Non recurring charges	—	24,844	13,050
Allowance of inventory obsolescence	—	558	1,235
Foreign currency exchange loss	31,773	54,538	222,447

	(478,766)	(508,590)	(360,502)
Changes in operating assets and liabilities:

	Year ended December 31,

	2000	2001	2002

Restricted cash	(599,304)	203,580	197,452
Accounts receivable	6,115	(32,759)	(73,062)
Inventory	(2,529)	(20,810)	9,374
Prepaid expenses	(6,018)	562	(25,310)
Accrued interest	114,877	—	—
Accrued expenses and other accounts payable	180,769	(26,322)	63,002

Cash flow used in operating activities	(784,856)	(384,339)	(189,046)
Financing activities:
Proceeds from debt and notes payable	2,957,151	60,591	—
Proceeds from issuance of capital stock	—	—	609,995
Payments of notes payable	(792,521)	—	—
Increase in capital stock	451,206	—	—
Repurchase of debt	—	(99,781)	—
Increase in additional paid-in capital	103,238	—	—

Cash flow provided by (used in) financing activities	2,719,074	(39,190)	609,995

Investing activities:
Acquisition of fixed assets	(632,887)	(481,774)	(247,436)
Other assets	(197,831)	(46,725)	(158,214)

Cash flow used in investing activities	(830,718)	(528,499)	(405,650)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents	(104,973)	(48,846)	(81,991)
Net (decrease) increase in cash and cash equivalents	998,527	(1,000,874)	(66,692)

Cash and cash equivalents at beginning of the year	184,768	1,183,295	182,421

Cash and cash equivalents at end of the year	1,183,295	182,421	115,729

Interest paid	Ps. 276,971	Ps. 419,011	Ps. 213,687

Taxes paid	Ps.—	Ps. 794	Ps. 2,808

Supplemental disclosures of non-cash investing and financing activities activities
Capital stock issued in exchange for services	Ps.—	Ps.—	Ps. 9,353

Capital stock issued in exchanged for advertising	Ps.—	Ps.—	Ps. 28,058

Reduction of notes payable from troubled debt restructuring	Ps.—	Ps.—	Ps. 622,155

k.	Impairment of long-lived assets -

During the year ended December 31, 2002, the Company adopted SFAS 144, “Accounting for the Impairment of Long-Lived Assets”. SFAS 144 provides guidance on the accounting for the impairment of disposal of long-lived assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business” (“APB 30”). SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. The adoption of SFAS 144 had no effect on the consolidated financial position of the Company.

l.	Recent U.S. accounting pronouncements -

In June 2001 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligations and their associated asset retirement costs. SFAS 143 is effective for fiscal years beginning after June 30, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

In April of 2002, the FASB issued SFAS No. 145 “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections”. As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB No. 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified on a go forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002. The Company has adopted SFAS 145 for the fiscal year beginning December 31, 2002, and accordingly the pre-tax gain of Ps. 121,249 regarding the extinguishment of U.S. $25.0 million debt during 2001 through a repurchase has not been classified as an extraordinary gain.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs incurred in Restructuring)”. EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, (“FIN 45”) was issued on November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modifies after December 31,2002. In addition, FIN 45 requires certain additional disclosures. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123”, was issued on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, “Accounting for Stock-Based Compensation”, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

In January 2003, the FASB issued Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides a new framework for identifying variable interest entities (“VIE ´s”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE ´s created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIE ´s created prior to issuance of the interpretation. The Company is presently evaluating the impact, if any, that this new standard will have on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Management is still assessing whether this statement will have a material effect on the Company’s financial position or results of operation.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this statement will have a material effect on the Company’s financial position or results of operation.

m.	Condensed consolidating financial information -

As mentioned in Note 12, in March 2000 the Company issued U.S. $300 million of senior unsecured notes (“Old Notes”) as part of its financing program and in April and July 2002, the Company restructured the majority of the original $ 300 million in debt and issued additional senior unsecured notes (“New Notes”). The Old Notes and the New Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company’s subsidiaries, Corporativo and MSA (“Guarantor Subsidiaries”). The subsidiaries guarantee is full and unconditional.

The Company has not presented separate financial statement and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

	Maxcom		Corporativo		Servicios	Elimination		Consolidated

Balance sheet as of December 31, 2000:
Cash and cash equivalents and restricted cash	Ps.	1,182,334	Ps.	961	Ps.	Ps.		Ps.	1,183,295
Short and long term restricted cash		627,782							627,782
Accounts receivable — net		75,916		9,572			(23,599)		61,889
Inventory — net		9,947							9,947
Prepaid expenses		26,260					(14,304)		11,956
Frequency rights — net		117,205							117,205
Telephone network system and equipment — net		1,199,290							1,199,290
Preoperating expenses — net		266,422							266,422
Intangible assets — net		357,279		141					357,420
Other assets		8,660							8,660

	Maxcom		Corporativo		Servicios	Elimination		Consolidated

Total assets	Ps.	3,871,095	Ps.	10,674	Ps.	Ps.	(37,903)	Ps.	3,843,866

Total liabilities	Ps.	3,383,618	Ps.	13,038	Ps.	Ps.	(40,267)	Ps.	3,356,389

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,407,450		78			(78)		1,407,450
Accumulated deficit		(919,973)		(2,442)			2,442		(919,973)

Total shareholders’ equity		487,477		(2,364)			2,364		487,477

	Ps.	3,871,095	Ps.	10,674	Ps.	Ps.	(37,903)	Ps.	3,843,866

Total liabilities and shareholders’ equity under Mexican GAAP	Ps.	487,477	Ps.	(2,364)	Ps.	Ps.	2,364	Ps.	487,477
Preoperating expenses		(319,397)							(319,397)
Amortization of preoperting expenses		52,985							52,985
Capitalization of interest		61,379							61,379
Amortization of capitalized interest		(9,752)							(9,752)
Amortization of frequency rights		(11,374)							(11,374)

Total shareholders’ equity under U.P. GAAP	Ps.	261,318	Ps.	(2,364)	Ps.	Ps.	2,364	Ps.	261,318

Statements of operations for the year ended December 31, 2000:
Revenues	Ps.	293,615	Ps.	180,863	Ps.	Ps.	(180,863)	Ps.	293,615
Operating cost and expenses		(704,360)		(182,743)			180,863		(706,240)
Integral (income) cost of financing		(246,559)		898			(24)		(245,685)
Other (income) expense		(1,526)		(1,091)			2,097		(520)

Net (loss) income		(658,830)		(2,073)			2,073		(658,830)

Net (loss) income for the year under Mexican GAAP		(658,830)		(2,703)			2,073		(658,830)
Preoperating expenses Capitalization of interest		17,002							17,002
Amortization of preoperating expenses		31,939							31,939
Amortization of frequency rights		81							81
Amortization of capital interest		(5,287)							(5,287)

Net loss (income) for the year under U.S. GAAP	Ps.	(615,095)	Ps.	(2,073)	Ps.	Ps.	2,073	Ps.	(615,095)

Statement of Changes in Financial Position for the year ended December 31, 2000:
Net (loss) income	Ps.	(658,830)	Ps.	(2,073)	Ps.	Ps.	2,073	Ps.	(658,827)
Depreciation and amortization		221,859							221,859

		(436,971)		(2,073)			2,073		(436,968)

Net change in working capital		(421,613)		2,646			(2,073)		(421,040)

Resources (used in) provided by operating activities		(858,581)		573					(858,008)

	Maxcom		Corporativo		Servicios	Elimination	Consolidated

Financing activities:
Issuance of capital stock		377,703						377,703
Additional paid-in-capital		100,343						100,343
Proceeds from loans and notes payables		2,126,015						2,126,015

Resources provided by financing activities		2,604,061						2,604,061
Investing activities:
Telephone network systems and equipment		(420,160)						(420,160)
Intangible assets		(326,046)		(21)				(326,067)
Other assets		(1,303)						(1,303)

Resources used in investing activities		(747,509)		(21)				(747,530)

Cash and cash equivalents:
Increase (decrease) during the period		997,971		552				998,523
Beginning balances		184,357		409				184,766

Ending balances	Ps.	1,182,328	Ps.	961	Ps.	Ps.	Ps.	1,183,289

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2001:
Cash and cash equivalents and restricted cash	Ps.	160,098	Ps.	3,474	Ps.	18,849	Ps.		Ps.	182,421
Short and long term restricted cash		197,452								197,452
Accounts receivable — net		95,163		(496)		(5,900)				88,767
Inventory — net		30,138								30,138
Prepaid expenses		10,890								10,890
Frequency rights — net		110,813								110,813
Telephone network system and equipment — net		1,446,902								1,446,902
Preoperating expenses — net		234,500								234,500
Intangible assets — net		316,496		107						316,603
Other assets		33,067		28						33,095

Total assets	Ps.	2,635,519	Ps.	3,113	Ps.	12,949	Ps.		Ps.	2,651,581

Total liabilities	Ps.	2,837,410	Ps.	4,982	Ps.	12,652	Ps.	1,569	Ps.	2,853,475

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,139,875		77		57		(130)		1,139,879
Accumulated deficit		(1,341,766)		(1,946)		240		1,699		(1,341,773)

Total shareholders’ equity		(201,891)		(1,869)		297		1,569		(201,894)

Total liabilities and shareholders’ equity	Ps.	2,635,519	Ps.	3,113	Ps.	12,949	Ps.	1,569	Ps.	2,651,581

Total shareholders’ equity under Mexican GAAP	Ps.	(201,891)	Ps.	(1,869)	Ps.	297	Ps.	1,569	Ps.	(201,894)
Preoperating expenses		(319,397)								(319,397)
Amortization of preoperting expenses		84,897								84,897
Capitalization of interest		61,283								61,283
Amortization of capitalized interest		(15,882)								(15,882)
Amortization of frequency rights		(10,948)								(10,948)
Installation revenues		(17,805)								(17,805)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Installation costs		(5,726)								(5,726)

Total shareholders’ equity under U.S. GAAP	Ps.	(425,469)	Ps.	(1,869)	Ps.	297	Ps.	1,569	Ps.	(425,472)

Statements of Operations for the year ended December 31, 2001:
Revenues	Ps.	332,310	Ps.	141,073	Ps.	108,950		( Ps.250,023)	Ps.	332,310
Operating cost and expenses		(897,668)		(140,844)		(108,757)		250,023		(897,246)
Integral (cost) income of financing		(58,517)		(194)		49				(58,662)
Other		(66,465)		463		2		(742)		(66,742)

Net (loss) income		(690,340)		498		244		(742)		(690,340)

Net (loss) income for the year under Mexican GAAP		(690,340)		498		244		(742)		(690,340)
Preoperating expenses Amortization of preoperating expenses		31,912								31,912
Capitalization of interest		(96)								(96)
Amortization of capitalized interest		(6,131)								(6,131)
Amortization of frequency rights		426								426
Installation revenues		(5,726)								(5,726)
Installation costs		(17,805)								(17,805)

Net loss (income) for the year under U.S. GAAP	Ps.	(687,760)	Ps.	498	Ps.	244	Ps.	(742)	Ps.	687,760

Statement of Changes in Financial Position for the Year Ended December 31, 2001:
Net (loss) income	Ps.	(690,340)	Ps.	498	Ps.	244	Ps.	(742)	Ps.	(690,340)
Non recurring charges		65,762								65,762
Gain on repurchase of debt		(128,161)								(128,161)
Depreciation and amortization		283,777								283,777

Net change in working capital		(468,962)		498		244		(742)		113,208

Resources (used in) provided by operating activities		(377,060)		2,515						(355,754)

		969								969
Financing activities:
Repurchase of debt		(99,781)								(99,781)

Resources used in financing activities		(98,812)								(98,812)

Investing activities:
Telephone network systems and equipment		(499,582)								(499,582)
Intangible assets		(7,724)								(7,724)
Other assets		(39,055)				54				(39,001)

Resources (used in) provided by investing activities		(546,361)				54				(546,307)
Cash and cash equivalents:
(Decrease) increase during the period		(1,022,233)		2,515		18,845				(1,000,873)
Beginning balances		1,182,333		961						1,183,288

Ending balances	Ps.	160,094	Ps.	3,476	Ps.	18,845	Ps.		Ps.	182,415

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2002:
Cash and cash equivalents and restricted cash	Ps.	103,979	Ps.	7,174	Ps.	4,576	Ps.		Ps.	115,729
Short and long term restricted cash Accounts receivable — net		124,761		268		19,116		(19,092)		125,053
Inventory — net		19,140								19,140
Prepaid expenses		35,614								35,614
Frequency rights — net		104,420								104,420
Telephone network system and equipment — net		1,588,184								1,588,184
Preoperating expenses — net		204,379								204,379
Intangible assets — net		425,923								425,923
Other assets		29,424		166						29,590

Total assets	Ps.	2,635,824	Ps.	7,608	Ps.	23,692	Ps.	(19,092)	Ps.	2,648,032

Total liabilities	Ps.	2,035,694	Ps.	9,282	Ps.	23,274	Ps.	(20,661)	Ps.	2,047,589

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,685,989		78		54		(131)		1,685,990
Accumulated deficit		(1,085,859)		(1,752)		364		1,700		(1,085,547)

Total shareholders’ equity		600,130		(1,674)		418		1,569		600,443

Total liabilities and shareholders’ equity	Ps.	2,635,824	Ps.	7,608	Ps.	23,692	Ps.	(19,092)	Ps.	2,648,032

Total shareholders’ equity under Mexican GAAP	Ps.	600,130	Ps.	(1,674)	Ps.	418	Ps.	1,569	Ps.	600,443
Preoperating expenses		(321,217)								(321,217)
Amortization of preoperting expenses		116,838								116,838
Capitalization of interest		61,087								61,187
Amortization of capitalized interest		(15,669)								(22,013)
Amortization of frequency rights		(10,522)								(10,522)
Installation revenues		(10,938)								(10,938)
Installation costs		(92,975)								(32,098)
Debt restructuring (327,476) (327,476)
Bonus capitalization		(2,342)								(2,342)

Total shareholders’ equity under U.S. GAAP	Ps.	(3,084)	Ps.	(1,674)	Ps.	418	Ps.	1,569	Ps.	(2,771)

Statements of Operations for the year ended December 31, 2002:
Revenues	Ps.	535,939	Ps.	90,721	Ps.	198,663	Ps.	(289,384)	Ps.	535,939
Operating cost and expenses		(955,239)		(90,593)		(197,928)		289,384		(954,376)
Integral (cost) income of financing		(309,584)		117		304				(309,163)
Other		(4,132)		(52)		(919)				(5,103)

Net (loss) income		(733,016)		193		120				(732,703)

Net (loss) income for the year under Mexican GAAP		(733,016)		193		120				(732,703)
Preoperating expenses		(1,820)								(1,820)
Amortization of preoperating expenses		31,940								31,940
Capitalization of interest		(196)								(196)
Amortization of capitalized interest		213								213
Amortization of frequency rights		426								426
Installation revenues		(5,212)								(5,212)
Installation costs		(75,170)								(75,170)

Debt restructuring		436,160								436,160
Bonus capitalization		(2,342)								(2,342)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Net loss (income) for the year under U.S. GAAP	Ps.	(349,017)	Ps.	193	Ps.	120	Ps.		Ps.	(348,704)

Statement of Changes in Financial Position for the Year Ended December 31, 2002:
Net (loss) income	Ps.	(733,016)	Ps.	193	Ps.	120	Ps.		Ps.	(732,703)
Non recurring charges Gain on investment subsidiary		(313)						313
Depreciation and amortization		317,564								317,564

Net change in working capital		86,176		3,530		(14,389)		(313)		75,004

Resources (used in) provided by operating activities		(329,589)		3,723		(14,269)				(340,135)

Financing activities:
Issuance of capital stock		785,259								785,259
Additional paid in capital		749,781								749,781
Proceeds from loans and notes payable		(733,448)								(733,448)

Resources used in financing activities		801,592								801,592

Investing activities:
Preoperating expenses		(1,820)								(1,820)
Telephone network systems and equipment		(366,427)								(366,427)
Intangible assets		(163,518)		111						(163,407)
Other assets		3,641		(136)						3,505

Resources (used in) provided by investing activities		(528,124)		(25)						(528,149)
Cash and cash equivalents:
(Decrease) increase during the period		(56,121)		3,699		(14,269)				(66,692)
Beginning balances		160,100		3,475		18,845				182,421

Ending balances	Ps.	103,979	Ps.	7,174	Ps.	4,576	Ps.		Ps.	115,729

23 — SUBSEQUENT EVENTS:

a)	Magdalena Lease agreement

In September 2002, the Company commenced actions before the Lease Courts for the Federal District of Mexico against the lanclord of the Magdalena building, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was its former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

In May 2003, the Company reached an agreement with the landlord. Pursuant to this agreement, the Company retained a leasehold interest through May 2013 on the first floor, where one of its Lucent 5ESS switches is located, the roof-top, where they have three microwave transmission antennas and a section of the basement, which is used for parking and to place some of the electric equipment that supports the switch. The Company was also released from its lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back from October 2002. In exchange for the new lease and the releases agreed to prepay in full, ten-year lease obligations on the first floor, the roof-top and basement, as well as the payment of the rents due from October 2002 through April 2003, the settlement for this agreement will cost the Company the amount of U.S. $2.7 million and will be payable in installments through May 2004.

b)	Stock options granted to former executive officer

On April 29, 2002, the former chief executive officer was granted 7,730,177 stock options with an exercise price of $0.4927 per share, and 3,957,588 stock options with an exercise price of $0.01 per share. Most of these options were vested on the date of grant. On March 19, 2003, the chief executive officer resigned. As per the terms of the severance agreements, the chief executive officer forfeited all rights he had to these options. Since these options were not exercised before year-end, they were recorded as outstanding at December 31, 2002.

[PricewaterhouseCoopers Letterhead]

To The Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S.A. de C.V.

The audits referred to in our report to Maxcom Telecomunicaciones, S.A. de C.V. dated February 19, 2003, which is contained in the document constituting part of this annual report, included the audit of the schedule II for the years ended December 31, 2002 and December 31, 2001. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule present fairly, in all material respects, the information set forth therein.

PricewaterhouseCoopers

/s/ Juan Manuel Ferrón

C.P. Juan Manuel Ferrón
Audit Partner
Mexico City
February 19, 2003

S-1

BDO Hernández Marrón y Cía., S C Contadores Públicos y Consultores de Empresas	Av. Ejercito Nacional 904 Piso 7 Polanco 11510 México D.F. Teléfono (52) (55) 59013900 Telefax (52) (55) 59013925

ON SCHEDULE

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

The audits referred to in our report to MAXCOM Telecomunicaciones, S.A. de C.V. dated February 12, 2001, which is contained in the document constituting part of this annual report, included the audit of the schedule II for the year ended December 31, 2000. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule present fairly, in all material respects, the information set forth therein.

BDO INTERNACIONAL

/s/ BDO INTERNACIONAL

MEXICO CITY
FEBRUARY 12, 2001

S-II

Maxcom Telecomunicaciones, S.A. de C.V.

Schedule II - Valuation and Qualifying Accounts

Year Ended 2000, 2001 and 2002

(Amounts expressed in Million of Mexican Pesos (Ps.)
with Purchasing Power as of December 31, 2002)

		Balance at		Charged to
		Beginning of		cost and				Balance at
		period		expenses		Deductions		end of period

Allowance for doubtful accounts	2000	Ps	3.3	Ps.	10.2	Ps.	(4.7)	Ps.	8.8
	2001	Ps	8.8	Ps.	18.1	Ps.	(7.2)	Ps.	19.7
	2002	Ps	19.7	Ps.	25.3	Ps.	(12.8)	Ps.	32.1
Allowance for obsolete and slow-moving supply inventories	2000	Ps	—	Ps.	—	Ps.	—	Ps.	—
	2001	Ps	—	Ps.	0.6	Ps.	—	Ps.	0.6
	2002	Ps	0.6	Ps.	—	Ps.	—	Ps.	0.6
Allowance for obsolete and slow-moving network inventories	2000	Ps	—	Ps.	—	Ps.	—	Ps.	—
	2001	Ps	—	Ps.	14.0	Ps.	—	Ps.	—
	2002	Ps	14.0	Ps.	(0.2)	Ps.	(1.2)	Ps.	12.6
Allowance for lease penalty	2000	Ps	—	Ps.	—	Ps.	—	Ps.	—
	2001	Ps	—	Ps.	7.1	Ps.	—	Ps.	7.1
	2002	Ps	7.1	Ps.	0.5	Ps.	—	Ps.	7.6

S-III

ITEM 19. EXHIBITS

Page

1.	By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. as amended to June 10, 2003

2(a).	Not applicable.

2(b).

1.	Indenture dated as of March 17, 2000 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee	**

2.	Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom Servicios Administrativos, S.A., de C.V. and The Bank of New York, as Trustee	*

3.	Second Supplemental Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the Bank of New York, as Trustee	*

2(c).	Not applicable.

1.	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee	*

2.	Second amended and Restated Securityholders Agreement entered into as of April 29, 2002 among Maxcom and certain existing and new securityholders	*

4(a).	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.	**

4(b).	Interconnection Agreement for long distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law	**

4(c).	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**

4(d).	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998	**

4(e).	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000)	***

4(f).	Telecommunications Service Agreement dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**

4(g).	Telecommunications Service Agreement dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls services to Maxcom	**

4(h).	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996	**

4(i).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico	**

4(j).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities	**

E-1

Page

4(k).	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico	*

4(l).	Concession for a public telecommunications network in Regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998	**

4(m).	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998	**

4(n).	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998	**

4(o).	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998	**

4(p).	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998	**

4(q).	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998	**

4(r).	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services	**

4(s).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions	**

4(t).	Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent	***

4(u).	Dark fiber optic purchase and sale agreement dated as of August 13, 2002 between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V [*]

4(v).	Transactional Lease Termination Agreement dated as of May 20, 2003 among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, Jacobo Zaga Kalach, Jacobo Zaga Sasson, David Daniel Kabbaz Chiver, Salvador Daniel Kabbaz Zaga, Gastón Becherano Maya and Blanca Estela Canela Talancón

5.	Not applicable.

6.	Computation of earnings per share

7.	Computation of ratio of earnings to fixed charges

8.	No significant subsidiaries.

9.	Not applicable.

10.	None.

99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 No. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

[*]	Certain material has been omitted pursuant to a request for confidential treatment. The places in this document where material has been omitted is marked with an asterisk and brackets “[*].” The omitted material has been filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

E-2

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to ability to transmit voice or data over telecommunications equipment.

Carrier	A provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission / switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying over 258,000 simultaneous telephone calls. Because optical signals disperse over distance, they must be regenerated / amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration / amplifier sites. Greater distances between regeneration / amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises / network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over intermediate and longer distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point-to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly created this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By:	/s/ ELOISA MARTINEZ Eloísa Martínez
Chief Financial Officer

DATE: June 30, 2003

CERTIFICATIONS

Certification of Chief Executive Officer

     I, René Sagastuy Ferrándiz, certify that:

     1.          I have reviewed this annual report on Form 20-F of Maxcom;

     2.          Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.          The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.          The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ RENE SAGASTUY FERRÁNDIZ René Sagastuy Ferrándiz Chief Executive Officer

Dated: June 30, 2003

H-1

Certification of Chief Financial Officer

     I, Eloísa Martínez, certify that:

     1.          I have reviewed this annual report on Form 20-F of Maxcom;

     2.          Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.          Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.          The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.          The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ELOISA MARTINEZ Eloísa Martínez Chief Financial Officer

Date: June 30, 2003

H-2