Form 20-F
period 2003-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2004-06-24
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Senior Notes due 2007
13 3/4% Series B Senior Notes Due 2007
Series N2 Ordinary Participation Certificates

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, no par value, common voting stock	1,276,428
Series A1 shares, no par value, common voting stock with preferred liquidation rights	6,088,896
Series B shares, no par value, common voting stock	1,226,373
Series B1 shares, no par value, common voting stock with preferred liquidation rights	5,848,209
Series N shares, no par value, without voting rights	12,337,513
Series N1 shares, no par value, preferred stock with limited voting rights	122,468,441
Series N2 shares, no par value, preferred stock with limited voting rights	26,867,820

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☑

     Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that

i

are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2003 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

     Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 31, 2003, which was Ps.11.24 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

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

     These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local services, data and Internet;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments.

     As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom”, mean Maxcom Telecomunicaciones, S.A. de C.V. and its consolidated subsidiaries. Please refer to page G-1 of this Form 20-F for a glossary of telecommunications terms.

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies

ii

should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-5147-1125.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

     The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, including the audited consolidated financial statements as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2000, 2001, 2002 and 2003 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements.

     The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants (“MIPA”), which provides for the recognition of certain effects of inflation. See note 21 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the year ended December 31,
	1999(1)		2000		2001		2002		2003		2003(3)
	Thousands of constant December 31, 2003 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	110,267	Ps.	305,290	Ps.	345,524	Ps.	557,251	Ps.	765,630	$68,117
Operating costs and expenses:
Network operating costs		54,788		123,653		165,337		216,359		275,066	24,472
Selling, general and administrative		201,992		379,989		472,526		445,776		385,493	34,297
Depreciation and amortization		92,849		230,681		295,062		330,192		336,174	29,909
Total operating costs and expenses		349,629		734,323		932,925		992,327		996,733	88,678
Operating loss		(239,362)		(429,033)		(587,401)		(435,076)		(231,103)	(20,561)
Integral cost (income) of financing:
Interest expense		57,887		458,949		469,241		215,898		30,225	2,689
Interest income		(12,559)		(112,393)		(84,369)		(4,650)		(4,180)	(372)
Gain on repurchase of debt						(133,257)
Exchange loss (gain), net		11,935		12,284		(99,778)		214,828		173,134	15,404
Gain on net monetary position		(24,935)		(103,385)		(90,842)		(104,619)		(76,159)	(6,776)
Total integral cost of financing		32,328		255,455		60,995		321,457		123,020	10,945
Nonrecurring charges						68,376
Other income (expense), net		164		(541)		(195)		2,748		(148)	(13)
Asset tax and income tax						824		8,054		12,912	1,149
Net loss		(271,526)		(685,029)		(717,791)		(761,839)		(367,183)	(32,668)
Net loss per share, basic	Ps.	(26.45)	Ps.	(59.76)	Ps.	(52.21)	Ps.	(5.65)	Ps.	(2.09)	$(0.19)
Weighted-average shares outstanding		10,264,827		11,463,667		13,748,445		134,738,030		175,927,429	175,927,429
U.S. GAAP
Net loss	Ps.	(333,971)	Ps.	(639,551)	Ps.	(715,109)	Ps.	(362,570)	Ps.	(378,717)	$(33,694)
Net loss per share	Ps.	(32.54)	Ps.	(55.79)	Ps.	(52.01)	Ps.	(2.69)	Ps.	(2.15)	$(0.19)
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	192,115	Ps.	1,230,347	Ps.	189,675	Ps.	120,331	Ps.	41,736	$3,713
Restricted cash		23,348		652,749		205,304
Working capital(4)		6,302		(73,153)		(41,563)		(18,711)		13,296	1,183
Frequency rights, net		128,514		121,866		115,219		108,572		96,272	8,565
Telephone network systems and equipment, net		959,002		1,246,986		1,504,438		1,651,338		1,537,430	136,782
Preoperating expenses, net		310,227		277,018		243,824		212,506		179,626	15,981
Intangible assets, net		46,381		371,634		329,193		442,860		390,866	34,775
Rent deposits and other assets		29,886		9,012		34,411		30,769		28,158	2,505
Total assets		1,795,313		3,996,734		2,757,022		2,753,331		2,472,630	219,985
Total liabilities		1,100,482		3,489,872		2,966,944		2,129,011		2,214,462	197,016
Capital stock		929,754		1,322,478		1,072,765		1,752,596		1,752,596	155,925
Additional paid-in capital		36,606		140,939		112,441		437		1,468	131
Accumulated deficit		(271,526)		(956,556)		(1,395,129)		(1,128,713)		(1,495,896)	(133,087)
Shareholders’ equity (deficit)		694,834		506,862		(209,922)		624,320		258,168	22,969
U.S. GAAP
Shareholders equity	Ps.	414,235	Ps.	271,707	Ps.	(442,391)	Ps.	(2,881)	Ps.	(380,567)	$(33,858)
Other Financial Data:
Mexican GAAP
Capital expenditures(5)		889,111		777,261		568,031		549,147		125,365	11,153
Ratio of earnings to fixed charges(6)		(2.45)		(0.39)		(0.48)		(2.25)		(10.03)	(10.03)
Cash flow used in operating activities		(160,254)		(892,132)		(369,901)		(353,664)		(47,116)	(4,193)
Cash flow provided by financing activities		757,444		2,707,627		(102,741)		833,467		93,886	8,353

	As of the year ended December 31,
	1999(1)		2000		2001		2002		2003		2003(3)
	Thousands of constant December 31, 2003 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Cash used in investing activities		(889.135)		(777,261)		(568,031)		(549,147)		(125,365)	(11,153)
U.S. GAAP
Cash used in operating activities	Ps.	(255,923)	Ps.	(816,062)	Ps.	(399,624)	Ps.	(196,564)	Ps.	6,814	$606
Cash provided by financing activities		982,548		2,827,199		(40,749)		634,252
Cash used in investing activities		(859,661)		(863,752)		(549,515)		(421,780)		(65,053)	(5,788)

Notes to Selected Historical Consolidated Financial Information

(1)	We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements for that year reflect only eight months of operations.

(2)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2003. Restatement into December 31, 2003 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2003. The inflation index used in this annual report for 1999 figures is 1.2502 for 2000 figures is 1.1474 for 2001 figures is 1.0990 and for 2002 figures is 1.0397.

(3)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.11.24 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2003. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(4)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

(5)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(6)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 amounted to Ps.290.5 million, Ps.779.4 million, Ps.723.2 million, Ps.754.6 million, and Ps.354.4 million, respectively.

EXCHANGE RATES

     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 23, 2004 was Ps.11.345 per U.S.$1.00.

	Noon Buying Rate(1)
	Period End	Average(2)	High	Low
1999	9.48	9.561	10.60	9.24
2000	9.62	9.470	10.09	9.18
2001	9.16	9.326	9.97	8.95
2002	10.43	9.745	10.43	9.00
2003	11.24	10.846	11.41	10.11
December 2003			11.41	11.17
January 2004			11.24	10.81
February 2004			11.25	10.91
March 2004			11.23	10.92
April 2004			11.43	11.16
May 2004			11.64	11.38

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

B. Capitalization and indebtedness

     Not applicable.

C. Reasons for offer and use of proceeds

     Not applicable.

D. Risk factors

Factors relating to Maxcom

We anticipate that we will have negative operating cash flow until we develop a sufficiently large customer base

     The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and expect to generate insufficient cash flows to cover our fixed charges through 2004. This is so even though our fixed charges have decreased significantly as we restructured our financial indebtedness in April 2002 and do not have to make any interest payments on such indebtedness until September 1, 2006. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flows from our core operations.

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

Our auditors have indicated in their report that there is substantial doubt about our ability to continue as a going concern under current conditions

     PricewaterhouseCoopers, S.C. in its Report of Independent Registered Public Accounting Firm dated February 27, 2004 has stated that we are highly leveraged and have suffered recurring losses from operations that raises substantial doubt about our ability to continue as a going concern. We believe that if our financial situation does not improve and we do not attract new capital, we will be unable to service our debt and operate as a viable company and we may qualify for dissolution or liquidation under Mexican corporate law.

     In 2003, our accumulated losses were nearly the equivalent of two-thirds of our capital stock. In the first quarter of 2004, our accumulated losses exceeded such threshold. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us to liquidate our assets if the accumulated losses exceed two-thirds of our contributed capital during any fiscal year.

We expect to incur net losses through at least 2004

     Our cash flow from operations for the year 2003 was insufficient to cover our fixed charges. We expect to continue to incur net losses through at least 2004.

We may need additional financing

     We may require additional financing in the future to service our indebtedness and fund our operations. Our budgeted capital expenditures for 2004 of U.S. $37.1 million are premised on our ability to obtain financing for the majority of such amount. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the indenture governing the Senior Notes due 2007, which we refer to in this report as the “new notes”.

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

We have experienced significant turnover in our executive ranks, which has affected our ability to develop and execute our business strategies

     Our operations are managed by a small number of key management personnel, the loss of whom could materially affect our operations. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer also resigned. We appointed new officers to all these positions during 2001, 2002 and 2003.

     However, between January and September 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations and chief financial officer also resigned. We have since appointed a new chief executive officer who was our former chief operating officer a new chief financial officer who was our former treasurer and director of investor relations. As part of our cost-reduction efforts and more efficient operations, we have split the commercial operations areas into two main segments, one for business and other for residential customers, we have eliminated the office of vice presidency of corporate communications and public relations and consolidated the vice presidencies of operations and information systems into a single vice presidency of operations.

     In February 2004 our Chief Engineering Officer resigned. We have subsequently consolidated the responsibilities of this position within the responsibilities of the Chief Operating Officer.

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

We depend on Telmex for interconnection

     Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements. We use Telmex’s network to service virtually all of our customers. In November 2003, we signed an amendment to our interconnection agreement with Telmex that reduces from 70% to 30% the allowed percentage of imbalance of traffic for the “bill and keep” procedure. The interconnection rate remained at USD $0.00975 per minute. If allowed percentage for imbalance of traffic for “bill and keep” procedure is exceeded, we cannot assure you that we will be able to offer services at profitable and competitive rates.

Our high leverage could affect our ability to service our debt

     We are highly leveraged. In 2003, our earnings were insufficient to cover fixed charges by an amount equal to Ps.354.4 million (U.S.$31.5 million), even though we do not have to make any interest payments on our financial indebtedness until September 1, 2006 due to our April 2002 debt restructuring.

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

     During 2003, we churned 40,242 voice lines (residential and business customer lines). This resulted in an average monthly churn rate of 2.6%. See “Item 5. Operating and Financial Review and Prospects” for a fuller description of voice and wholesale lines.

     A high rate of churn increases our cost of operations and reduces our revenues.

Factors relating to the Mexican telecommunications industry

We face significant increasing competition, which may negatively affect our operating margins

     The telecommunications industry in Mexico is becoming highly competitive. We compete with our rivals primarily on the basis of features, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. In particular, as the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us, a nationwide network and concession wireless spectrum, and an established customer base.

     We also face significant competition from recent entrants, particularly in Mexico City. Some of these recent entrants may have significantly greater financial and other resources than us. In addition, we are facing increased competition due to the fact that the Mexican government is granting local concessions to most of the long distance carriers; or if new, competing technologies are developed. Competition may limit our ability to grow or maintain our customer base or to implement price increases to keep pace with inflation.

     The Mexican government is analyzing granting licenses to cable operators to allow them to provide local telephony service. As these cable operators have a substantial coverage of the cities Maxcom is already servicing, and as the cable operators telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent Maxcom from continue growing.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired

     The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government is granting concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide services similar to those we plan to provide will not be granted and that the value of our concessions will not be adversely affected as a result.

We could lose our concessions if we do not comply fully with their terms

     The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. In September 2002 and November 2003, we notified COFETEL of our failure to provide coverage in certain towns and cities by such date as required by our local and long distance concessions. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City— City of Toluca City of Querétaro– City of San Luis Potosi and City of Puebla – City of Veracruz corridors by September 2004. We are in the process of preparing a request for a modification to the buildout requirements of the concessions from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification.

     A failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of any of our concessions and the loss of up to Ps.44.6 million in performance bonds that we previously issued to the Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes). The Mexican government would not be required to compensate us in case of such termination. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

Fraud increases our expenses

     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service and in traffic originated in our network to mobile users under the mode of “calling party pays”. In 2003, our expenses for the prevention and detection of fraud were not significant.

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

     In the first 3 years of this new government regulation has been static and no significant progress has been made to increase competition or to reduce the prerogatives Telmex has in the market, we see no possibility of improvement in this issue for the next 3 years.

     In the past, Mexico has experienced economic crisis, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services.

     Crisis such as these could have a material adverse effect on our financial condition and results of operations and on the market value of our securities.

Changes in tax or other regulations could have an adverse impact on our financial condition

     Effective January 1, 2002, the Mexican Congress expanded the scope of the Special Production and Services Tax Law (Ley del Impuesto Especial Sobre Producción y Servicios), whereby, among other things, a new 10% tax was imposed on the rendering of certain telecommunications and supplementary services an amendment to this law, effective January 1, 2003 confirmed that our core business (the offering of local and long distances services) is not subject to this special tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings, are also not subject to such special tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As from January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.

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

We may lose money because of peso devaluations

     While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 2003, the peso devalued 7.84% relative to the U.S. dollar. In the first five months of 2004, the peso devalued 1.5% relative to the U.S. dollar.

     We do not currently have, nor do we expect to have, hedging arrangements with respect to this risk because we do not believe them to be cost effective for us. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the new notes and the 13 3/4% Series B Senior Notes due 2007, which we refer to in this report as the “old notes”. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours. The peso-to-dollar exchange rate may experience significant devaluations in the future.

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

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

     We prepare our interim financial statements in accordance with Mexican GAAP and only our annual financial statements are reconciled to U.S. GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

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

High inflation rates in Mexico may decrease demand for our services while increasing our costs

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 12.3%, 9.0%, 4.4%, 5.7% and 4.0% in 1999, 2000, 2001, 2002 and 2003, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs

     Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged, 21.4%, 15.2%, 11.3%, 7.1% and 6.2% for 1999, 2000, 2001, 2002 and 2003, respectively. Although we do not currently have any peso-denominated debt, if we need to incur such debt in the future, it will likely be at high interest rates.

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

     For the four years ended December 31, 2003, we invested approximately Ps.1,773.6 million in capital expenditures, primarily for the buildout of our infrastructure.

     For 2004, we plan to invest approximately U.S.$37.1 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent approximately Ps.23.0 million (approximately U.S. $2.1 million) by March 31, 2004.

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

     As of December 31, 2003, we had in service three state-of-the-art Lucent Technologies 5ESS switches.

     In August 2002, we acquired from Bestel, S.A. de C.V. two strands in a 2,011-kilometer fiber optic backbone covering the cities located between the cities of Toluca, Puebla, Mexico City, Queretaro, Celaya, Irapuato, Guadalajara, Leon, Aguascalientes, San Luis Potosi, Saltillo, Monterrey, Nuevo Laredo and Laredo, Texas. This fiber optic backbone includes a border crossing with the United States.

     We believe that the combination of our smart-build network construction strategy, our position as a customer service-oriented provider, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

     We position ourselves as a fully integrated telecommunications provider for our customers. In addition to our existing local, long distance and data services, we offer value-added products such as broadband (xDSL), high-speed dedicated and dial-up Internet access, domestic and international dedicated lines and VPN. We are currently expanding our product portfolio by adding other services, such as web-hosting and network-managed security services (firewalls) through strategic alliances with third parties.

     According to our market research, our target customers value highly, among other things, quality service, accurate billing and competitive pricing. Our marketing strategy focuses on these key elements:

•	prices that are between 5% to 15% below current market levels;

•	“one-stop-shopping” service, such as our “all-in-one-bill” feature (which allows our customers to receive a single invoice containing all local, long distance, data and Internet services together); and

•	state-of-the-art call center equipped with a Customer Relationship Management Program (also known as CRM) application software to receive all customer inquiries including around-the-clock customer care availability.

Strategy

     We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. We have been focused on executing a strategy of growth in our existing markets and expansion in accordance with our nationwide concession. This strategy includes the following components:

Capture unmet demand for telephony services

     We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 15.7 telephone lines per 100 inhabitants as of December 31, 2003 the increasing level of competition and the development of the Mexican economy.

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

     From these “single sites”, in some cases, we are able to deploy cooper wire into an area of two or three blocks, expanding our coverage with practically the same cost.

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

     Our technology platform allows us to provide xDSL services, dedicated Internet access lines, POTS and ISDN services, among others. In addition, due to additional duct capacity in our current facilities we are able to deploy fiber-to-the-home (FTTH) services whenever customer premises equipment technology is available at reasonable prices. Our microwave rings allow us to reach customers throughout our market in a cost efficient manner and allow us to build network clusters that can reach from 1,500 to 6,000 lines.

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

     In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in December 2003 our number of lines in service grew by 12.12% and where we installed 11.9% of net additions in the whole state of Puebla according to COFETEL.

     In February 2004, we incorporated a wholly owned subsidiary in the State of Delaware, U.S.A, under the name of Maxcom USA, Inc. Also in February 2004 Maxcom U.S.A, Inc. applied before the Federal Communications Commission (FCC) to obtain a license under section 214 of the Communications Act of 1934, to provide international telecommunications services between the United States and international points, mainly Mexico (also known as a “214 License”). The U.S. Federal Communication Commission granted the license in March 2004. Maxcom U.S.A., Inc. has not yet initiated significant operations in the U.S.

Our markets

Concession areas

     In February 1997, we were awarded Mexico’s first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we are required to start providing service to the cities of Queretaro during 2003; San Luis Potosi, Veracruz and Toluca by 2004; Leon, Guadalajara and

Tehuacan by 2005 and Oaxaca and Aguascalientes by 2006. We started operations in the City of Querétaro in November, 2002.

     We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2000, Mexico City had a population of approximately 16.5 million people, according to INEGI. Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 39.5 telephone lines per 100 inhabitants as of December 31, 2003, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2003, we had 74,834 lines in service in Mexico City.

     We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.6 million people in 2000 acording to INEGI. In the City of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001 and to 9.5% in 2002. As of December 31, 2003, we had 59,832 lines in service, as compared to 53,362 lines in service as of December 31, 2002. According to COFETEL, these new lines represented 11.9% of all the new lines installed in the whole state of Puebla as of December 31, 2003.

     We also commenced commercial operations in the City of Querétaro in November 2002. Querétaro is the twenty fourth largest city in Mexico, with a population of 787,341 people in 2000 according to INEGI. As of December 31, 2003 we had 2,878 lines in service as compared to 2,074 lines in service as of December 31, 2002. According to COFETEL, we installed in 2003, 3.8% of all new lines installed in the whole state of Querétaro.

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

     Our cluster strategy is divided into three stages:

•	Identify clusters through market research. Our market research is designed to identify small- and medium-sized businesses and residential customers. Once we identify potential customers within the clusters, according to the marketing sales forecast we design the deployment of the access network to cover them. We perform a return on investment analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•	Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule. We promote our services at the same time that we build our network.

•	Fill in clusters by offering our services to all customers within the cluster.

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

Our network

Buildout strategy

     We build out our network on a modular basis. Once a cluster has been identified in a joint effort by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to four kilometers. These attributes also allow us to provide to our customers voice and data services, such as XDSL services with bandwidth of up to 4Mbps.

     We standardize all our Lucent and Advanced Fiber Communications (also known as AFC) equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.

Network backbone

     At December 31, 2003, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points and two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. This fiber optic backbone includes 13 cities (Laredo, Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico and Toluca) and six optical regenerators. We have installed Digital Wavelength Division Multiplexing (also known as DWDM) equipment, with a maximum growth capacity of 32 Lambdas, each with 2.5 Gbps capacity. We have three Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed three Lucent Technologies 5ESS digital switches in Mexico City and the cities of Puebla and Queretaro with a total capacity of 141,000 trunks. Our switch in Mexico City is connected to four different nodes in the city’s public switched telephone network, some by our own fiber ring and some by leased fiber capacity. Our switch in Puebla is connected to four different nodes in the city’s public switched telephone network by our own fiber ring. Our switch in Queretaro is connected to two different nodes in the city’s public switched telephone network by our own fiber. We also lease capacity to connect to long distance networks.

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

     We use our own fiber optic rings to connect our microwave nodes to the fiber rings in order to transport the telephone and data communications from our customers to the telephone switch and from there back to our customers or to the public switched telephone network. We also use this fiber to provide to our customers dedicated links and dedicated Internet links that we connect through our fiber and also by leased capacity to the Internet backbone.

Last-mile connectivity

     The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use point-to-point microwave transmission technology for fast deployment to clusters and single site locations. We have point-to-point frequencies in the 15 and 23 GHz band forming a complex microwave network throughout Mexico City and the cities of Puebla and Queretaro. We use microwave links to connect customers that cannot be immediately connected to our own fiber network, provided the yield on the capital expenditures required is in accordance to our investment parameters. We also have a point-to-multipoint concession for the 10.5 GHz band, covering a portion of the Gulf region.

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

Switching

     We have a Lucent Technologies 5ESS digital switch in Mexico City, and in the cities of Puebla and Querétaro. Our switch in Mexico City is currently equipped for 86,000 trunks, and new switches will be installed as the maximum capacity of the existing switches is reached. Our switch in the City of Puebla is equipped for 37,000 trunks. Our switch in the City of Querétaro is equipped for 18,000 trunks. Each trunk can generally carry between one and three lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand.

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

Operational support systems

     We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard , Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible, and to identify problems early in order to utilize available redundancy and repair the damaged part of the network.

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

•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and attendant services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry — Our concessions-Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	Speedy Max (ADSL (128, 256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

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

     At December 31, 2003, we employed 6 internal salespeople and 144 external sales agents. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

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

Customer service

     We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

•	centralized answering point. This area responds to calls to our customer care telephone numbers in Mexico City and the cities of Puebla and Querétaro 24 hours a day, seven days a week. Many prospective and existing customers use our centralized answering point for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.

•	walk-in center. We have three walk-in centers in Mexico City, three in the City of Puebla and one in the City of Querétaro for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are 9:00 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.

•	centralized trouble-shooting center. This area responds to calls in Mexico City and the cities of Puebla and Querétaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.

     Customers may access their billing statements through our website and link to the websites of two major Mexican banks to effect payment. In addition, customers may pay their bills through automatic credit card monthly charges, cash payments at three of the largest Mexican banks, or at our walk — in centers located in Mexico City and Puebla. We also assist our customers with new service requests and product information.

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

     For our billing process, we use state-of-the-art technology including an Ericsson/Hewlett-Packard billing mediation platform and a Kenan Systems/CSG product billing platform interfaced with our customer service system.

     We perform seven billing cycles per month for our business customers and five billing cycles per month for our residential customers. We invoice customers monthly on a staggered basis, except in instances that customers represent a greater credit risk in which case we may invoice weekly. For regular customers we process and print our bills within four days after the close of each cycle. Customers then have twenty-one days to pay the bill after the cut off date.

     For customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for 7 additional days, we suspend the service. If the bill remains unpaid for another 7 days, we again allow incoming calls but only in order to contact our customer through the telephone lien, negotiate and collect the payment. After 30 days past-due we visit our customers of unpaid and uncollected accounts in their addresses in order to pursue payment. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid past such period, we may assign the receivables to another collection or legal agency.

     For our customers with a history of 12 months or more of services we have more flexible terms and we restrict and suspend their service if their accounts are unpaid 15 days later than for our newer customers. For customers with more than six lines we use the same process to the one described above, except that we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the service. We may suspend service when an invoice is at least 30 days past due. However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.

     We have a CRM/Siebel system to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program was U.S.$3.3 million and our strategic partner in this program is Siebel a software company. Our CRM strategy during 2004 will be to add new business processes related directly with customer’s information, within our current architecture.

Competition

     We primarily compete in the local telephony market on the basis of customer service, value-added products and price. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.

     We do not compete directly in the long distance retail market (offering presubscription). Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the retail market we do not offer our long distance service separately from our local telephony service. See “—Supervision and Regulation of the Mexican Telecommunications Industry — Our concessions — Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

     However, we will compete directly in the wholesale long distance market in the cities where we have our fiber optic network, once we have long distance interconnection with Telmex for such purpose.

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

     Avantel, in which MCI WorldCom Inc. is a shareholder, was awarded a long distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey and Guadalajara.

     Alestra, in which AT&T Corp. is a shareholder, was awarded a long distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave frequency concession in the 15 and 23 GHz band range, a point-to-multipoint microwave frequency concession in the 10.5 GHz band range and a point-to-point national wireless telecommunications concession in the 7 GHz band range. Alestra offers nationwide long distance services and local service in Mexico City, Puebla, Monterrey and Guadalajara.

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

     The modernization of the Mexican telecommunications infrastructure began in 1990 with the privatization of Telmex, the former government — controlled telecommunications monopoly. Since privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

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

     Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, six companies won concessions in the 1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “Competition.”

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

     The long distance concessionaires include among others:

•	Alestra, S. de R.L. de C.V., in which AT&T Corp. is a shareholder;

•	Avantel, S.A. de C.V., in which MCI WorldCom Inc. is a shareholder;

•	Axtel, S.A. de C.V., in which Bell Canada International is a shareholder; and

•	Iusatel, S.A. de C.V.

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

Mexican market characteristics

     Population and economic growth. According to the Economic Commission for Latin America and the Caribbean-CEPAL (Comisión Económica para América Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. In 2003, Mexico had an estimated population of 104.2 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2003, 31.4% of the population was under the age of 15, 61.27% was between the ages of 15 and 59 and only 7.3% was over 60. After a decline in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000. However in 2001, the real gross domestic product decreased by 0.3%. In

2002, the growth of the real gross domestic product resumed as it increased by 0.9%, and in 2003 it increased in 2%, according to the Bank of Mexico.

     Underserved telephony market. In 2002, The World Bank ranked Mexico as the 10th largest economy in the world. However, in terms of network readiness, Mexico was ranked 60th in the world according to the World Economic Forum. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service.

     According to Pyramid Research, the wireline local telephony market represents approximately 33.75% of Mexico’s total telecommunications market, when measured by revenues, and generated approximately U.S.$21.3 billion of revenue in 2003.

     Projected growth trends. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2003 and 2007 fixed line penetration in service in Mexico is expected to increase by 18.75%.

     According to Pyramid Research, local and domestic long distance services revenues are expected to experience 9.65%, and 1.9% average annual growth rates between 2003 and 2007, respectively. In contrast, international long distance services revenues are expected to experience a 0.2% average annual growth rate over the same period. In spite of the sustained growth in switched traffic, revenues from long distance services have fallen. A drop in tariffs resulting from intense competition has not been compensated by a sufficient increase in traffic. In the international long distance market, the reduction in termination rates and the growing proportion of bypass traffic have played a major role in inhibiting growth in revenues.

     Total local wireline telephony revenues in Mexico are expected to increase from U.S.$ 7.2 billion in 2003 to U.S.$9.2 billion in 2007. In contrast, international long distance services revenues are expected to experience a 0.7% increase over the same period.

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

     In addition, the Mexican Congress modified the Special Production and Services Tax Law effective January 1, 2002 establishing in it a new tax to services provided by telecommunications companies, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As from January 1, 2004, telecommunications and supplementary sevices are no longer subject to this tax.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Querétaro - City of San Luis Potosí, City of Puebla — City of Veracruz and Mexico City - City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information — D. Risk Factors — Factors relating to the Mexican telecommunications industry — We could lose our concessions if we do not comply fully with their terms.”

     Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.13.5 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “—Concessions and permits — Termination.” We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

     As of January 1, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.90,480 to Ps.4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Querétaro - City of San Luis Potosí, City of Puebla — City of Veracruz and Mexico City - City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information — D. Risk Factors — Factors relating to the Mexican telecommunications industry — We could lose our concessions if we do not comply fully with their terms.”

     The failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.13.5 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation.

     As of January 1, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.90,480 to Ps.4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

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

     However, since most of Cofetel’s regulation on special charges to Telmex expired in December 2003, we will have long distance interconnection with Telmex by September 2004 in 13 cities where we have long distance fiber optic cable capacity.

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

     The failure to comply with the terms of the concessions could result in their revocation and the loss of up to Ps.12.8 million in performance bonds that we previously issued to the SCT for all of our seven point-to-point concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps.4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

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

     Until December 2003 we, together with 14 other concessionaires, were unable to start operations in some of our Regions because of lack of commercially viable technological solutions and equipment for those frequencies. COFETEL initially granted extensions until April 2000 and later extended them to October 2001. In November 2001 and again in December 2002, we requested that COFETEL amend our point-to-multipoint concessions in order to postpone the installation of our network and the offering of our services until one year after the granting of such request. We have knowledge that other concessionaires have made similar requests.

     The Cofetel granted an extension until February 2004. On March 31, 2004, we notified the Cofetel that we started operation in Puebla, and thus we comply with our initial coverage obligations for Region 8. We, however, have been unable to start operations in Regions 3 and 5. We are on the process of testing commercial operations in such Regions in order to fulfill the terms of our point-to-point concessions. The failure to comply with the terms of the concessions or to obtain a waiver or modification could result in its revocation and the loss of the Ps.4.7 million performance bond that we previously issued to the SCT for all of our three point-to-multipoint concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2004 the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps.4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

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

     Local interconnection. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps.0.3220, Ps.0.1159, Ps.0.0990 and Ps.0.1111 per minute for the months of December 2000, 2001, 2002, and 2003 respectively.

     This agreement was amended in February 1999 to incorporate a “bill and keep” feature through September 15, 2002, provided we maintain a significant percentage of residential users, and again in November 2000, retroactive to March 2000, to exempt Internet service provider traffic from interconnection fees. In December 2003, the agreement was once again amended in order to reduce the percentage of imbalance from 70% to 30% for “bill and keep” purposes. Additionally, the amendment exempts call centers’ and new customers’ traffic from calculation of imbalance. Under the new “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 30%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 30% in any given month, the “bill and keep” feature will not apply for that month.

     If we fail to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. COFETEL has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it defines it to mean that at least 50% of the customers are residential.

     Through December 31, 2003, no material interconnection fees have been paid.

     Mobile interconnection. We have also signed reciprocal interconnection agreements with Telcel, a wholly-owned subsidiary of América Móvil, which is a spin-off of Telmex; with several subsidiaries of Iusacell and with Operadora Unefon, S.A. de C.V. (“Unefon”) and Pegaso Comunicaciones y Sistemas, S.A. de C.V., (now owned by Telefónica Móviles “Telefonica Moviles”). Telcel and Telefonica Moviles are the first and second largest mobile telephony service providers in Mexico, respectively. Telcel and Telefonica Moviles are nationwide cellular operators. Iusacell provides cellular mobile services in seven of the nine regions covering central Mexico. Unefon is a nationwide PCS mobile operator.

     The mobile to wireline interconnection fees with these carriers were Ps.0.3220, Ps.0.1159 Ps.0.0990 and Ps.0.1111 per minute for the months of December 2000, 2001 2002 and 2003 respectively. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for December 2000, 2001, 2002, and 2003. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was Ps.0.0626 for the month of December 2000, Ps.0.0278 for the month of December, 2001 Ps.0.0304 for the month of December 2002 and Ps.0.1111 for the month of December 2003.

     Long distance interconnection. Long distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long distance services or those of other providers. As a result, we granted long distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from COFETEL of the obligation to offer such option to our customers See “—Our concessions — Long distance.”

     We currently provide our long distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.

Municipal and other regulatory approvals

     Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Item 3. Key Information — D. Risk factors relating to Maxcom-Our telecommunications network infrastructure has several vulnerabilities and limitations.”

C.	Organizational structure

     Maxcom has only two Mexican subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by the other subsidiary. This organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

     In February 2004, we incorporated a wholly owned subsidiary in the State of Delaware, U.S.A, under the name of Maxcom USA, Inc. Also in February 2004 Maxcom U.S.A, Inc. applied before the U.S. Federal Communications Commission to obtain a license under section 214 of the communication Act of 1934, to provide international telecommunications services between the United States and international points, mainlly Mexico (also known as a “214 License”). The U.S. Federal Communication Commision granted the license in March 2004. Maxcom U.S.A., Inc. has not yet initiated significant operations in the U.S.

D.	Property, plant and equipment

     We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

     We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on February 26, 2007 and that is renewable for two additional 5-year terms. This building is comprised of l15,110 square feet. In November 2003, we sub-leased 29,870 square feet of our main headquarters until February 26, 2007. This sub — lease agreement is renewable for two 5 — year terms, provided we decide to renew our lease agreement. The price per square feet on our sub - lease agreement is exactly the same as the one we have for our lease agreement, therefore we accounted the rent of our sub — lease agreement as a reduction of the rent rather than as income.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange, we agreed to prepay the full, ten-year lease obligations on the first floor and a portion of the roof-top, which amount to U.S.$2.7 million and will be payable in installments through May 2004.

     Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term that expires on June 1, 2004, renewable for one similar additional term. This building is comprised of 1,350 square feet. We also have a space leased for the parking of our vehicular fleet for a 5-year that expires on September 17, 2007. This parking space in comprised of 13,185 square feet.

     Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switch.

     In July 2003, the lease agreement for 96,900 square feet industrial warehouse in Mexico City expired and we did not renew such lease. On August 1, 2003, we lease a smaller warehouse comprised of 28,620 square feet for a 2-year term tha expires on July 31, 2005. In addition we lease approximately 102 other sites that are used as hosts or single-site buildings and are located throughout Mexico City and the cities of Puebla. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     All peso amounts discussed in this annual report are presented in constant December 31, 2003 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2003. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 31, 2003, which was Ps.11.24 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

     The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and related notes.

     These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 21 to our financial statements also provides a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 2001, 2002 and 2003 and of stockholders’ equity as of December 31, 2001, 2002 and 2003.

     Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants

(“MIPA”), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

     We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2003), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2003. References in this annual report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2001, 2002 and 2003, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 4.4%, 5.7% and 4.0%, respectively.

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

Recent developments

     We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

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

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps.9.62 on December 31, 2000 to Ps.9.16 on December 31, 2001. However, in 2002 and 2003, the peso devalued 13.9% and 7.8% relative to the U.S. dollar. In the first five months of 2004, the peso devalued 1.5% relative to the U.S. dollar.

     Peso devaluations contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000, 2001 and 2002, the inflation rate decreased to 12.3%, 9.0%, 4.4% and 5.7%, respectively. In 2003, the inflation rate was 4.0%.

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

Capitalization of pre-operating expenses

     We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing. Accordingly, our financial statements do not include consolidated statements of operations for the periods from February 28, 1996 (our date of incorporation) to April 30, 1999.

     Beginning on May 1, 1999, we were required to begin to amortize all previously capitalized pre-operating costs. These capitalized pre-operating expenses, net, which amounted to Ps.243.8 million at December 31, 2001, Ps.212.5 million at December 31, 2002 and Ps.179.6 million at December 31, 2003, are amortized on a straight-line basis for a period not exceeding ten years.

Voice, data and wholesale revenues

     In July 2002 we began reporting revenues from data services separately from voice and data revenue began to grow in significance. Prior to that date, revenues from data services were included with voice revenues.

     Voice services are our core business. Revenues from voice services include:

•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which include, depending on the product, a certain number of free local calls;

•	usage charges of voice lines, which can be local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the Calling Party Pays modality;

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

•	interconnection fees; and

•	the sale of telephone sets.

     We began to offer data services on a full basis in July 2002. Revenues from data services include: Internet dial-up access, ADSL, dedicated Internet access, digital private lines and lease of backbone capacity. We charge for these services on a bandwidth basis.

     Wholesale service revenues are related basically to the sale of bulk minutes where the cost per minute depends on the volume of traffic. Customers include high-usage customers, Internet service providers and carriers with whom we do not have “bill & keep” agreements (such as long distance and mobile carriers). We also include in this group other miscellaneous revenues.

Results of operations

     The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year ended December 31
	2001	2002	2003
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	48%	39%	36%
Selling, general and administrative expenses	137%	80%	50%
Depreciation and amortization	85%	59%	44%

Total operating cost and expenses	270%	178%	130%
Operating loss	170%	78%	30%
Integral cost of financing	18%	58%	16%
Nonrecurring charges	20%	0%	0%

Other expense, net	0%	0%	0%

Taxes	0%	1%	2%

Net loss	208%	137%	48%

Year ended December 31, 2003 compared to year ended December 31, 2002

Net revenues

     Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 4.m. to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.

     Our net revenues increased 37.4% in 2003 as compared to 2002, from Ps. 557.3 million in 2002 to Ps.765.6 million in 2003.

     Voice revenues increased by 27.2%, from Ps.499.8 million in 2002 to Ps.635.9 million in 2003. This increase was primarily due to 36.1% increase of the number of average voice lines in service from 96,521 in 2002 to 125,723 in 2003, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in the number of average voice lines was partially offset by a 9.2% decrease in Company ARPU. The increase in voice lines produced a 33.4% increase in monthly fee revenues (from Ps.220.1 million in 2002 to Ps.294.5 million in 2003) and a 31.3% increase in overall usage fees (from Ps.241.1 million in 2002 to Ps.316.6 million in 2003).

     Wholesale revenues increased by 79.3%, from Ps.47.4 million in 2002 to Ps.85.0 million in 2003. This increase was primarily due to a 138.6% increase in traffic from 266.0 thousand minutes in 2002 to 634.6 thousand minutes in 2003, partially offset by a 8.6% decrease in the average cost per minute.

     The following table presents a breakdown of our revenues by source for 2002 and 2003:

	Year ended December 31
	2002			2003
			(in millions)
Voice (1)	Ps	.	499.8	Ps	.	635.9
Data			10.1			44.7
Wholesale			47.4			85.0

Total revenues	Ps	.	557.3	Ps	.	765.6

(1)	Data service revenues were minimal prior to July 2002 and were included with voice revenues.

     The following table presents a breakdown of our average revenue per line (also known as ARPU) for 2002 and 2003.

	ARPU
	2002	2003	%
	(in U.S. dollars)
Business
Monthly charges	$22.7	$23.3	3%
Usage	50.0	49.5	(1)%
Subtotal	72.7	72.8	0%
Non-recurring	4.1	2.8	(32)%

Total business	$76.8	$75.6	(2)%

Residential
Monthly charges	$17.1	$16.1	(6)%
Usage	12.0	11.7	(2)%
Subtotal	29.1	27.8	(4)%
Non-recurring	2.8	1.2	(58)%

Total residential	$31.9	$29.0	(9)%

Company
Monthly charges	$18.3	$17.4	(5)%
Usage	20.0	18.7	(6)%
Subtotal	38.3	36.1	(6)%
Non-recurring	3.1	1.5	(52)%

Total company	$41.4	$37.6	(9)%

     We calculate ARPU by dividing the total voice revenues for a given period of times by the average number of voice lines in service during such period. ARPU is a widely utilized standard measure in the telecommunications industry and is used to evaluate the performance of the voice business. Revenues from data and wholesale services are reported separately and are not the factor in calculating ARPU.

     We calculate voice lines ARPU for our residential and business lines. Overall ARPU is affected by our business/residential line mix as business lines tend to generate higher ARPU than residential lines.

     Business ARPU decreased 1.6% to U.S.$75.6 in 2003 from U.S.$76.8 in 2002, as a result of (i) a 31.7% decrease in in installation charges as we waived installation fees in many cases during 2003 due to competitive pressures; and (ii) a 1.1% decrease in usage charges as a result of a slightly lower number of local, long distance and mobile outbound calls per line. This decrease was partially offset by: (i) a 2.7% increase in monthly fees related to a change in the product mix, given that each product generates different rates.

     Residential ARPU decreased 9.1% to U.S.$29.0 in 2003 from U.S.$31.9 in 2002. The decrease was mainly due to a 58.5% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

     The following table presents a breakdown of our lines by type of customer at December 31, 2002 and 2003 and the percentage variation:

	At December 31
	2002	2003	%
Voice lines:
Business lines	22,194	24,305	10%
Residential lines	98,557	106,389	8%
Wholesale lines	4,480	6,850	53%

Total lines.	125,231	137,544	10%

Operating costs and expenses

     Our operating costs and expenses include:

•	network operating costs which, include network technical expenses, installation expenses, when applicable and disconnection expenses;

•	selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to temporary management and consulting services, executive recruiting consultants and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

     Our operating costs and expenses were Ps.996.7 million in 2003, a 0.4% increase as compared to Ps.992.3 million in 2002. This increase was primarily due to:

•	a Ps.46.6 million, or 32.7%, increase in network operating services resulting mainly from (i) a Ps.43.0 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic and, (ii) Ps.3.6 million increase in costs related to services such as AsistelMax and Internet access launched during 2002, that gave a full year effect in 2003 on a higher line count basis, when compared to its partial effect in 2002;

•	a Ps16.6 million, or 37.7% increase in technical expenses coming basically from (i) a 84.3% increase, or Ps$10.2 million in maintenance as a result of our larger telephone network, and (i) a Ps$6.4 million, or 20.2% increase in leases of sites and expenses related to the operation of our telephone network;

•	a Ps.6.0 million, or 1.8%, increase in depreciation and amortization related to a higher fixed asset base in 2003; and

•	a Ps.4.5 million, or 15.2%, decrease in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we record installation expense only when we bill the charge on installation fees, and during 2002 and 2003 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017.

     These increases were offset in part by a Ps.60.3 million, or 13.5%, decrease in selling, general and administrative expenses primarily due to the continued implementation of cost-reduction measures such as (i) a 27.5 million pesos decrease in severance expenses as a result of the headcount reduction in late 2002, (ii) a Ps.23.4 million, or 10.7%, reduction in salaries, wages and benefits as a result of the above-mentioned headcount reduction, (iii) a Ps.17.6 million decrease in leases of offices buildings, as we reached an agreement with our landlord at our former headquarters, (iv) a Ps13.3 million, or 77.2% reduction in advertising expenses, as we have been selective with our advertising campaigns and, (v) a Ps7.1 million, or 22.8% reduction in sales commissions, as a result of a 35.2% reduction in gross installed lines from 77,411 in 2002 to 50,185 in 2003.

     These savings were offset in part by (i) a Ps.19.5 million, or 74.4% increase in bad debt provisioning coming mainly from our increasing residential customer base and the provision of a fraud detected from a business customer, see “Item 8. Financial Information-A. Consolidated statements and other financial information, Legal proceedings”, (ii) a Ps.8.0 million, or 28.8% in fees paid to external advisors; and, (iii) a Ps.1.1 million increase in general selling and administrative expenses.

Integral cost of financing

     Under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “integral cost of financing” refers to the combined financial effects of:

•	net interest expense and interest income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.

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

     Our integral cost of financing was Ps.123.0 million in 2003, a 61.7% decrease as compared to Ps.321.5 million in 2002. The decrease in integral cost of financing was primarily due to:

     (i) a Ps.185.7 million, or 86.0% decrease in interest expense as a result of the coupon reduction in 95.8% of our outstanding debt, from 13 3/4% to 0%; and

     (ii) a Ps.41.7 million, or 19.4% reduction in exchange loses, as a consequence of the effect on our dollar-denominated debt of a lower devaluation of the peso as compared to the dollar during 2003, when compared to the devaluation of the peso during 2002.

     These factors of financing costs were partially offset by (i) a Ps.28.5 million reduction of gain in net monetary position and, (ii) a Ps.8.3 million higher bank commissions, net of interest on cash balances.

Asset tax

     We recorded Ps.12.3 million in asset taxes in 2003 as compared to Ps.7.1 million in asset taxes in 2002. The difference is primarily due to a significant increase in our asset base in 1999, when we increased the buildout of our network, as compared to 1998, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net revenues

     Our net revenues increased 61.3% in 2002 as compared to 2001, from Ps.345.5 million in 2001 to Ps.557.3 million in 2002. This increase was primarily due to a more than doubling of the average number of lines in service from 45,701 in 2001 to 96,521 in 2002, as we continued the buildout of our network infrastructure. The increase in voice lines produced a 132.3% increase in monthly fee revenues (from Ps.94.2 million in 2001 to Ps.220.8 million in 2002) and a 132.0% increase in overall usage fees (from Ps.104.0 million in 2001 to Ps.241.2 million in 2002).

     Wholesale revenues decreased by 61.8%, from Ps.123.9 million in 2001 to Ps.47.4 million in 2002. This decrease was primarily due to (i) a reduction in per-minute tariffs as a result of competitive pressures and (ii) a 24.6% decrease in the number of average wholesale lines (from 6,745 lines in 2001 to 5,085 lines in 2002) as a result of our strategy of focusing our sales efforts in our core business rather than giving in to competitive pressures in this market.

     We started reporting revenues from data services in July 2002, when this business became more relevant. Prior to that date, revenues from data services were included under voice revenues. The following table presents a breakdown of our revenues by source for 2001 and 2002.

	Year ended December 31
	2001			2002
			(in millions)
Voice (1)	Ps	.	221.6	Ps	.	499.8
Data			0.0			10.1
Wholesale			123.9			47.4

Total revenues	Ps	.	345.5	Ps	.	557.3

(1)	Includes revenues only from July 2002. Data service revenues were minimal before such date and were recorded under voice service revenues.

     The following table presents a breakdown of our average revenue per line (also known as ARPU) for 2001 and 2002.

	ARPU
	2001	2002	%
	(in U.S. dollars)
Business
Monthly charges	$24.5	$22.7	(8)%
Usage	42.1	50.0	19%
Subtotal	66.6	72.7	9%
Non-recurring	5.3	4.1	(23)%

Total business	$71.9	$76.8	7%

Residential
Monthly charges	$17.3	$17.1	(1)%
Usage	12.4	12.0	(4)%
Subtotal	29.7	29.1	(2)%
Non-recurring	5.7	2.8	(51)%

Total residential	$35.4	$31.9	(10)%

Company
Monthly charges	$19.6	$18.3	(7)%
Usage	21.6	20.0	(7)%
Subtotal	41.2	38.3	(7)%
Non-recurring	5.6	3.1	(45)%

Total company	$46.8	$41.4	(12)%

     Business ARPU increased 6.8% to U.S.$76.8 in 2002 from U.S.$71.9 in 2001, as a result of a 17.5% increase in usage charges as a consequence of a higher number of local, long distance and mobile outbound calls per line. This increase was partially offset by: (i) a 23.8% reduction in installation fees per lines, as we waived installation fees in many cases during 2002 due to competitive pressures, and (ii) an 8.6% decrease in monthly fees related to a change in product mix, given that each product has different rates.

     Residential ARPU decreased 9.9% to U.S.$31.9 in 2002 from U.S.$35.4 in 2001. The decrease was mainly due to a 51.1% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

     The following table presents a breakdown of our lines by type of customer at December 31, 2001 and 2002 and the percentage variation:

	At December 31
	2001	2002	%
Voice lines:
Business lines	16,754	22,194	32.5%
Residential lines	55,537	98,557	77.5%
Wholesale lines	5,690	4,480	(21.3)%

Total lines	77,981	125,231	60.6%

Operating costs and expenses

     Our operating cost and expenses were Ps.992.3 million in 2002, a 6.4% increase as compared to Ps.932.9 million in 2001. This increase was primarily due to:

•	a Ps.51.1 million, or 30.9% increase in network operating costs resulting mainly from (i) a Ps.43.7 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic, even as interconnection tariffs for long distance decreased by an average of 23.3% and (ii) Ps.7.0 million in costs related to new services launched during 2002 such as AsistelMax and Internet access. These increases were partially offset by a Ps.10.7 million, or 26.5% reduction in installation expenses (we record installation expense only when we bill the charge on installation fees, and during 2002 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis ever a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017; and,

•	a Ps.35.1 million, or 11.9% increase in depreciation and amortization related to a higher fixed asset base in 2002.

     The increases were offset in part by a Ps.26.7 million, or 5.7% decrease in selling, general and administrative expenses primarily due to the implementation of cost-reduction measures such as (i) a Ps.39.2 million, or 15.2% reduction in salaries, wages and benefits through a reduction in headcount, (ii) a Ps.11.1 million decrease in general expenses and (iii) a Ps.2.3 million reduction in advertising expenses. We also experienced a Ps.34.4 million reduction in external advisors expenses due to the fact that in 2001 we had significant executive recruiting fees and had to rely on external advisors while certain executive offices were vacant.

     These savings were offset in part by (i) Ps.27.5 million in costs related to severance payments related to the reduction in headcount, (ii) a Ps.19.4 million increase in office and warehouse leasing costs, (iii) a Ps.7.6 million increase in sales commissions and (iv) a Ps.4.2 million increase in bad debt provisioning.

Integral cost of financing

     Our integral cost of financing was Ps.321.5 million in 2002, a 427.0% increase as compared to Ps.61.0 million in 2001. The increase in integral cost of financing was primarily due to:

     (i) a Ps.314.6 million increase in foreign exchange loss as a consequence of the effect of the devaluation of the peso as compared to the dollar in 2002 on our dollar-denominated debt;

     (ii) a Ps.133.3 million gain associated with the early extinguishment of U.S.$25.0 million of debt in 2001; and

     (iii) a Ps.79.8 million decrease in interest income as a result of a lower average cash position and lower interest rates during 2002.

     These factors of financing costs were partially offset by a Ps.13.8 million gain in net monetary position.

Asset tax

     We recorded Ps.7.1 million in asset taxes in 2002 as compared to Ps.0.8 million in asset taxes in 2001. The difference is primarily due to a significant increase in our asset base in 1998, when we increased the buildout of our network, as compared to 1997, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Principal differences between Mexican GAAP and U.S. GAAP

     The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of our net income and stockholders’ equity to U.S. GAAP as of December 31, 2002 and 2003 and for each of the two years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

Recent United States accounting pronouncements

     In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No.133 on the Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for the Derivative Instruments and Hedging Activities”. SFAS 149 it generally effective for contracts entered into or modify after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

     In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the impact that the adoption of EITF 00-21 will have on its financial statements.

Recent Mexican accounting pronouncements

     In 2003, the Mexican Institute of Public Accountants (“MIPA”) issued new Statement C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

     The new Statement establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders’ equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

     Although this Statement became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, accordance with the transitory provisions of the Statement. The adoption of this Statement is not expected to have an impact on the Company’s financial statements.

     Beginning on January 1, 2003, the Company adopted the provision of the revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Statement C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Statement C-9 states that: (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The impact of the adoption of this statement was not material.

     In addition, beginning on January 1, 2003, the Company adopted the provisions of revised Statement C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The impact of the adoption of this statement was not material.

     On March 14, 2003, the MIPA, issued the Statement B-5 “Financial Information by Segments”, leaving without effect the provisions stated in Statement A-8 “Supplementary Application of International Standards” which allowed the Company to apply the International Accounting Standard No.14 (IAS 14) “Financial Information by Segment”. This new pronouncement establish among other things: (i) the rules to identify and disclose operative segments for those Companies that are held to this pronouncement, (ii) it considers the need of a Management focus to define the financial information by segments to be disclosed, (iii) qualitative and quantitative criteria to determine economic segments by geographical location, (iv) it settle the detailed information that has to be disclose for operative segment, (v) criteria to disclose general information of products and services, geographical locations and groups of clients, (vi) the particular information to be disclose in interim periods. The adoption of this statement did not have an impact on the Company ´s financial statements.

     The provision of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the MIPA, went in to effect on January 1, 2004. That Statement established general criteria for the identification and, if applicable, recording of losses from imperment of decrease in value of long-lived tangible and intangible assets, including goodwill. Aditionally, it defines concepts such as net sales prices and value in use for the valuation of log-lived assets. That study identified a Ps. 56,885 (U.S.$5.1 million) impairment loss, wich will be recorded after extraordinary items in the income statement for the period commencing January 1, 2004, net of the corresponding deferred income tax.

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

     We estimate that funds from operating activities may not be sufficient to meet our new, reduced debt service and our working capital and capital expenditure needs through 2006, and that we may need additional financing to meet these requirements. We are constantly looking for new sources of funds, including commercial bank lending, asset-backed financing, development banks financing and private equity. However, we cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us, in which case we will be unable to service our debt and operate as a viable company. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the new notes.

     Our future operating performance and ability to service and repay the new notes and the outstanding old notes, will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Indebtedness

     Our consolidated debt at December 31, 2003 was Ps.2,013.6 million (including Ps.2.2 million of debt discount related to the issuance of detachable warrants), of which all was long-term debt. All of our consolidated debt outstanding at December 31, 2003 was denominated in U.S. dollars.

     The U.S.$300 million aggregate principal amount old notes accrued interest at an annual rate of 13 3/4%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of old notes in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the April 29, 2002 debt restructuring, old notes in an aggregate principal amount of U.S.$259,410,000 were exchanged for new notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The new notes bear 0% interest through March 1, 2006, and 10% annual interest in the last year. On July 25, 2002 we completed an additional exchange of U.S.$4,000,000 old notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. As of December 31, 2003, new notes in an aggregate principal amount of U.S.$167,623,590 remained outstanding while old notes in an aggregate principal amount of U.S.$11,590,000 remained outstanding.

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

     The indenture governing the terms of the new notes also provides that if certain events of bankruptcy, insolvency or reorganization of Maxcom occur, the principal and interest on all of the new notes will become immediately due and payable. In addition, if certain other events of default occur and are continuing, the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding new notes, may declare all the new notes to be due and payable immediately. These other events of default include, among others, (i) a failure to pay interest or any gross-up amount when due for thirty days; (ii) a failure to pay principal when due, (iii) a failure to comply with certain covenants (including financial, reporting, control, merger and other covenants), representations, warranties and other agreements in the indenture: (iv) a default under other indebtedness or a judgment or decree for the payment of money, in each case in excess of U.S.$5.0 million, (v) the unenforceability or disaffirmation of any subsidiary guarantee, and (vi) a failure to disclose an event of default. In some of these events of default, a limited grace period applies before the trustee or the holders can proceed to accelerate the new notes. The indenture governing the old notes provides that the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding old notes, may declare all the new notes to be due and payable immediately if we fail to (i) pay interest or any gross-up amount when due for thirty days, (ii) pay principal when due, (iii) comply with certain conditions in the event of a merger, or (iv) observe any covenant, representation or agreement in the indenture for sixty days after notice by the trustee.

     On December 17, 2003, the Company was advised by Banc of America Equity Partners, its major shareholder, that Banc of America Equity Partners has purchased through Nexus Maxcom Holding I, L.L.C., an aggragate amount of Maxcom’s new notes with face value of U.S.$126.4 million, representing approximately 75% of the total amount outstanding of such new notes.

Changes in financial position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2001, 2002 and 2003, our earnings were insufficient to cover our fixed charges by Ps.723.2 million (U.S.$64.4 million), Ps.754.6 million (U.S.$67.2 million) and Ps.354.4 million (U.S.$31.5 million), respectively.

Resources used for operating activities

     For the year ended December 31, 2003, net resources used in operating activities amounted to Ps.62.8 million compared to Ps.353.7 million for the year ended December 31, 2002. The decrease in 2003 from 2002 was mainly attributable to a Ps.400.6 million decrease in losses from operations, a Ps.36.4 million reduction in accounts receivable as a result of a tighter strategy for collections and allowance for doubtful accounts receivable; and, a Ps$9.1 million reduction in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma in 2002 and the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Advertising.” and “Item 10. Additional Information-C Material contracts- Lease termination agreement”. All these factors were partially offset by a Ps.10.0 million increase in inventory as we reduced the speed of deployment of network infrastructure during 2003 and a Ps.145.3 million decrease in restricted cash, liabilities and other assets, mainly attributable to:

     (i) Ps.205.3 decrease related to the release in 2002 of the escrow account.

     (ii) Ps.63.1 decrease in short term liabilities.

     (iii) Ps.104.7 increase in interest payable basically as a result of the payment in 2002 of the interest on the old notes.

     Net resources used in operating activities in 2002 were Ps.353.7 million compared to Ps.369.9 million for 2001. This decrease was mainly attributable to a Ps.55.9 million decrease in losses from operations and a Ps.32.4 million reduction in inventory as we used it in building out our infrastructure. These two factors were offset by a Ps.26.8 increase in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma, a Ps.25.5 million increase in accounts receivable due to a higher customer base and a

Ps.19.9 million decrease in short-term liabilities. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Advertising.”

Resources provided by financing activities

     For the year ended December 31, 2003, net resources generated by financing activities amounted to Ps.93.9 million, mostly driven by inflationary effect (non-cash), compared to resources provided of Ps.833.5 million for the year ended December 31, 2002. This change was attributable to (i) Ps.778.6 million lower additional paid-in capital as a consequence of the debt capitalization resulting from the exchange of old notes for new discounted debt and equity instruments pursuant to the debt restructuring completed in April 2002, (ii) Ps.816.5 million lower additional capital stock related to the U.S.$66.2 million private placement completed in April 2002, and (iii) Ps.858.5 million higher liabilities mainly attributable to the exchange of the old notes in 2002.

     For the year ended December 31, 2002, net resources generated by financing activities amounted to Ps.833.5 million compared to resources used of Ps.102.7 million for the year ended December 31, 2001. The change came from (i) Ps.779.6 million of additional paid-in capital recorded in connection with the debt capitalization pursuant to the debt restructuring completed in April 2002, and (ii) Ps.815.4 million of additional capital stock related to the U.S.$66.2 million private placement completed in April 2002.

     These two factors were offset in part by the use of (i) Ps.762.6 million as reduction of liabilities due to the exchange of the old notes in 2002, and (ii) Ps.103.7 million for the repurchase of old notes with an aggregate face amount of U.S.$25 million in 2001.

Resources used for investing activities

     For the year ended December 31, 2003, net resources used for investing activities amounted to Ps.125.4 million compared to Ps.549.2 million for the year ended December 31, 2002. The decrease was mainly attributable to a Ps.271.7 million decrease in investment in telephone equipment as a result of Maxcom’s strategy of prioritizing infrastructure growth at a time of financial constraints, and a Ps.154.1 million decrease in investment in intangible assets resulting mainly from our purchase in 2002 of the irrevocable and exclusive right to use two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas.

     For the year ended December 31, 2002, net resources used for investing activities amounted to Ps.549.2 million compared to Ps.568.0 million for the year ended December 31, 2001. The decrease was mainly attributable to a Ps.138.5 million decrease in investment in telephone equipment and Ps.44.2 million decrease in investment in other assets. These two factors were offset in part by a Ps.153.8 million increase in investment in intangible assets resulting mainly from the purchase of the fiber optic link mentined above.

Other contractual obligations

     In addition to our financial indebtedness, we are committed to make certain payments under various lease arrangements. All of our peso-denominated leases and some of our dollar-denominated site leases adjust automatically to reflect any variances experienced by the Mexican and U.S. consumer price index, respectively.

     Our new corporate headquarters are leased for a 5-year term, renewable for two additional 5-year terms. Site leases generally run for five, ten or fifteen year terms.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and the roof-top, where we have microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-

due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and will be payable in installments though May 2004.

     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2008 &
	2004		2005		2006		2007		thereafter
			(in thousands of Pesos)
Facilities	Ps	. 4,911	Ps	. 4,174	Ps	. 3,243	Ps	. 3,154	Ps	. 15,466
Sites		18,367		11,727		8,066		5,853		29,006
Poles		4,295		4,295		4,295		4,295		42,947
Others		649		708		708		708		7,077

Total	Ps	.28,222	Ps	. 20,904	Ps	.16,312	Ps	. 14,009	Ps	. 94,497

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter
		(in thousands of U.S. dollars)
Corporate headquarters	$2,575	$2,638	$2,702	$461	$
Sites
Poles
Others

Total	$2,575	$2,638	$2,702	$461	$

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2008 &
	2004		2005	2006	2007	thereafter
			(in thousands of Pesos)
Corporate equipment (1)	Ps.	242	Ps.	Ps.	Ps.	Ps.
Network (1)		275

Total	Ps	. 517	Ps.	Ps.	Ps.	Ps.

1.	Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2008 &
	2004	2005		2006		2007		thereafter
		(in thousands of U.S. dollars)
Telephone equipment(1)	$1,560	$		$		$		$
Fiber optic	844		844		844		844	12,664 (2)
Software(1)	1,281

Total	$3,685		$844		$844		$844	$12,664

(1)	Renewal on an annual basis.

(2)	Included until 2022.

Capital expenditures

     Through December 31, 2003, we have invested Ps.2,953.5 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of the old notes and the new notes and the U.S.$66.2 million private equity investment. This amount includes Ps.132.9 million paid to obtain all of our frequency rights.

     For 2004, we plan to make capital expenditures of approximately U.S.$37.1 million, mainly to continue to build out of our network. Of this total amount, we had already spent approximately Ps.23.0 million (approximately U.S.$2.1 million) by March 31, 2004. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.

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

Critical accounting policies

     Applications of critical accounting policies and estimates.

     We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 22 to the Consolidated Financial Statements included in this Annual Report.

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

Allowance of doubtful accounts receivable

     The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper level timing for the recognition of and the amount of allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve 90% of the outstanding balance of a customer with at least one bill past due 90 days and 100% of the outstanding balance of a customer with at least one bill past due 120 days. We periodically review this policy to ensure that it accurately reflects current collection patterns.

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

Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If the Company fails to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.

The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate a bill and keep feature.

During the year, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. The term of the contract is 13 years beginning from the delivery date of the first phase of the project to the client. At December 31, 2003 delivery had not yet occurred. Revenues from lease of capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract. (See Note 22 c.)

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved once they reach 30 days past due.

Installation revenues and costs

     Installation costs include labor, tools and materials. Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017. When we charge installation fees to our customers, we recognize this cost as an expense and we do not capitalize or amortize it. Once service with a customer is terminated, the capitalized installation cost is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. When installation costs are not billed to customers, the related costs are expensed immediately.

     We do not track capitalized installation costs on an individual customer basis because to do so would not be efficient. Based on an analysis of customer history including installation costs and cancellations, we have determined an estimated average cost per customer and estimated customer life and we use these estimates to calculate the amount of cost deferred and the amortization period of such deferred costs and the related installation revenue that is deferred and amortized over the customer relationship. As we have a limited operating history, past history cannot be used as the only accurate indicator as the average customer life. Based on our limited operating history and industry benchmarking, we have determined an average customer relationship period of four years.

Valuation of long-lived assets

     We review fixed, definite lived intangible and other long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted cash flows. In determining our undiscounted cash flows we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have in our ability to generate cash flow, aswell as customer growth Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

     We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

     Upon adoption of SFAS 142 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions.

     The provisions of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, went into effect on January 1, 2004. That Statement establishes general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. That study identified a Ps.56,885 (U.S.$5.1 million) impairment loss, which will be recorded after extraordinary items in the income statement for the period commencing January 1, 2004, net of the corresponding deferred income tax.

Stock-based compensation and fair value of our common stock

     We have historically entered into various agreements with third parties and our employees to exchange our warrants or our stock for services rendered to us. The fair value of such transactions is based on various assumptions, such as volatility, risk free interest rates and expected life of the options. We contract a third party to assist in developing said assumptions and establishing the apropiate valuation model. Different assumptions regarding such estimations could materially affect our financial position and results of operations.

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

E. Off – balance sheet arrangements

     Not aplicable.

F. Tabular disclosure of contractual obligations

     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2008 &
	2004		2005		2006		2007		thereafter
	(in thousands of Pesos)
Facilities	Ps.	4,911	Ps.	4,174	Ps.	3,243	Ps.	3,154	Ps.	15,466
Sites		18,367		11,727		8,066		5,853		29,006
Poles		4,295		4,295		4,295		4,295		42,947
Others		649		708		708		708		7,077

Total	Ps.	28,222	Ps.	20,904	Ps.	16,312	Ps.	14,009	Ps.	94,497

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter
	(in thousands of U.S. dollars)
Corporate headquarters	$2,575	$2,638	$2,702	$461	$
Sites
Poles
Others

Total	$2,575	$2,638	$2,702	$461	$

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2008 &
	2004		2005	2006	2007	thereafter
	(in thousands of Pesos)
Corporate equipment(1)	Ps.	242	Ps.	Ps.	Ps.	Ps.
Network(1)		275

Total	Ps.	517	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2008 &
	2004	2005		2006		2007		thereafter
	(in thousands of U.S. dollars)
Telephone equipment(1)	$1,560	$		$		$		$
Fiber optic	844		844		844		844	12,664 (2)
Software(1)	1,281

Total	$3,685		$844		$844		$844	$12,664

(1)	Renewal on an annual basis.

(2)	Included until 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

     Our Board of Directors is responsible for the management of our business. The current members of the Board of Directors were elected at a shareholders’ meeting held on June 10, 2003. Pursuant to the capital restructuring described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring,” our series A and A1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—Securityholders agreement,” which became effective upon the consummation of the debt restructuring and recapitalization, the four series B and B1 directors are now selected from among nominees proposed by Nexus – Maxcom Holdings I, L.L.P., a major shareholder which we refer to in this annual report as “Nexus.”

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

     The following table presents information concerning our current directors (ages as of December 31, 2003):

Name	Position	Age
Adrián Aguirre Gómez	Series A and A1 Director and Chairman of the Board	53
Manuel Rubiralta Diaz	Series A and A1 Director	58
María Trinidad Aguirre Gómez	Series A and A1 Director	43
Marco Provencio Muñoz	Series A and A1 Director	44
Rodrigo Guerra Botello	Series A and A1 Director	60
Roberto Chute	Series B and B1 Director	29
Jacques Gliksberg	Series B and B1 Director	44
Jorge Cervantes[1]	Series B and B1 Director	35
Roberto Engels[2]	Series B and B1 Director	45

     Miguel Sepúlveda Martínez, María Guadalupe Aguirre Gómez, María Elena Aguirre Gómez, Gilberto Solis Silva and Raúl Guijarro de Pablo are alternate series A and A1 directors. Marco Viola, Michael Hajjar Jorge Cervantes and Roberto Engels are alternate series B and B1 directors. Gonzalo Alarcón Iturbide is the secretary of the Board.

     Enrique Boilini was the board observer for the Series N2 shareholders until July 2003 when he resigned. As of today such position remains vacant.

     Adrián, María Guadalupe, María Trinidad and María Elena Aguirre Gómez are siblings. Gilberto Solís Silva is the spouse of María Elena Aguirre Gómez. Raúl Guijarro de Pablo is the spouse of María Trinidad Aguirre Gómez. Miguel Sepúlveda Martínez is the spouse of María Guadalupe Aguirre Gómez.

[1]	Mr. Jorge Cervantes is an Alternate series B and B1 Director, substituting for Mr. Pedro Querio who resigned in March, 2004

[2]	Mr. Roberto Engels is and Alternate series B and B1 Director, substituting for Mr. Salvatore A. Grasso who resigned in January, 2004

     Set forth below is a brief biographical description of our directors:

     Adrián Aguirre Gómez has been a series A, and after the capital restructuring a series A and A1 director and Chairman of the Board of Maxcom, since Maxcom’s incorporation in February 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. In addition, he was a member of the Consulting Board of UNICEF Mexico from 1997 to 2003. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México (ITAM).

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

     Marco Provencio Muñoz has been a series A, and after the capital restructuring a series A and A1 director of Maxcom, since May 2001. He is also a partner and head of the public relations practice at the consulting firm MBD: Mexico Business Development. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs. Mr. Provencio worked also for three years for the Foreign Affairs Ministry, where he was appointed under-secretary for Economic and Multicultural Affairs. Mr. Provencio holds an undergraduate degree in economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

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

     Jacques Gliksberg was a series N director of Maxcom from May 1998 until April 2002, and has been a series B and B-1 director since then. He also sits on the Board of Directors of Bank America International Investment Corporation, Structured Intelligence Inc., Organizacion Rescarven, C.A. (Venezuela), Velocom and Difusion Panoramica, S.A. de C.V. Mr. Gliksberg has been a managing partner of Banc of America Equity Partners since 1994. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     Roberto Engels has been a series B and B-1 alternate director since June 2003. As of January, 2004, Mr. Engels is acting as Series B and B-1 director in the absence of Mr. Salvatore A. Grasso. Mr. Engels is an officer of Banc of America Equity Partners – Latin America as principal in the Sao Paulo office since 1999. Mr. Engels was a founding partner in a media and communications company in Argentina. Previously, Mr. Engels held a variety of senior management positions with YPF, including general manager for YPF in Peru, where he was responsible for the start – up of YPF’s operations and implementation of its business plan. Mr. Engels is a director of Care Plus, a healsh service company in Brazil, Geoplan Holding Company, a water supply and wastewater treatment solutions provider to private and public entities in Brazil and for Structured Intelligence, LLC a regional solutions integrator for Latin America. Mr. Engels earned and MBA from the Harvard Graduate School of Business Administration and a BS in mechanical engineering from the Massachuset Institute of Technology.

     Jorge Cervantes has been a series B and B-1 alternate director since June 2003. Mr. Cervantes is a partner at the Mexico City law firm of Gonzalez Calvillo, S.C.. He has over 18 years of experience providing legal and business advice and counseling to multinational and Mexican companies. His work has included active representation of diverse clients involved in a wide variety of corporate, contractual and commercial projects, including multi–million dollar transactions, equity and debt financings, restructurings, project finance and investments in the areas of telecommunications, real estate, antitrust, electricity, oil, petrochemicals, natural gas, services industries, etc. Mr. Cervantes holds a law degree from the Escuela Libre de Derecho and a LL.M. from Georgetown University. Mr. Cervantes is a member of the Board of Trustees of the John Langdown Down Fundation, Chairman of the Georgetown University Alumni Admissions Program in México City and member of the Mexican Bar Association

     Roberto Chute has been a series B and B1 director since April 2002. Mr. Chute sits on the Board of Directors of Difusion Panoramica, a Mexican outdoor advertising company, and Eki Discount, an Argentinean discount store chain. Mr. Chute has been an associate of Banc of America Equity Partners since September 2001. Previously, Mr. Chute worked for Goldman, Sachs, Techint and Strat Management Consulting. Mr. Chute holds an industrial engineering degree from the Instituto Tecnológico de Buenos Aires, Argentina and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

Executive officers

     We have experienced significant turnover in our executive ranks over the last three years. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer resigned. We appointed new officers to all these positions during 2001 and 2002.

     However, between January and September 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations and chief financial officer also resigned. We have since appointed a new chief executive officer who was our former chief operating officer a new chief financial officer who was our former treasurer and director of investor relations. As part of our cost-reduction efforts and more efficient operations, we have split the commercial operations areas into two main segments, one for business and other for residential customers, we have eliminated the office of vice presidency of corporate communications and public relations and consolidated the vice presidencies of operations and information systems into a single vice presidency of operations.

     On February 2004 our Chief Engineering Officer resigned. We have consolidated the responsibilities of this area with the vicepresident of operation.

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

     The following table sets forth our current executive officers (ages as of December 31, 2003):

Name	Position	Age
René Sagastuy	President and Chief Executive Officer	43
José Antonio Solbes	Chief Financial Officer	38
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer	39
Carlos Castro Paniagua	Vice-President, Human Resources	53

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

     José Antonio Solbes has been Chief Financial Officer since October, 2003, when he replaced Mss. Eloisa Martinez. Mr. Solbes was our Treasurer and Director of Investor Relations since March 2000. Prior to that Mr. Solbes held the positions of Director of Administration and Treasurer. Prior to joining Maxcom, Mr. Solbes was Corporate Financial Manager at Grupo Empresarial Organizado, S.A. de C.V. Mr. Solbes holds and accounting degree from the Universidad Anahuac and a Masters degree in Finance from the same university. Mr. Solbes completed the Corporate Financial Strategy Program at the J.L. Kellog Graduate School of Management in Northwestern University in Chicago.

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

B. Compensation

General

     For the year ended December 31, 2003, our executive officers received an aggregate compensation (including bonuses and severance payments but excluding options) of approximately Ps.30.1 million. This amount was recognized as selling, general and administrative expenses for 2003, which represent 7.8% of our total selling, general and administrative expenses for 2003.

     Our executive officers also received options to acquire an aggregate of up to 356,433 series N shares at U.S.$0.01 per share. We recorded in 2002 Ps.1.7 million in selling, general and administrative expenses in connection with such options.

     During 2002, members and the Chairman of the Board received options that vest immediately to purchase up to 2,500 and 5,000 series N shares, respectively, at an exercise price of U.S.$0.01 per share, for each time the member attended a Board of Directors or any board committee meeting. We already approved similar options incentives for the year 2003. There were eight Board of Directors meetings, five Operating Advisory Committee meetings and two Audit Committee meetings, during 2003. In 2003, we granted to our directors and committee members options to purchase a total of up to 217,500 series N shares at an exercise price of U.S.$0.01.

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

     We granted 142,250, 583,000 and 206,820 options in 1999, 2000 and 2001, respectively for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then estimated fair market values. Of these options, 262,483 had vested and 223,069 had been forfeited at December 31, 2003.

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

     The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the Board of Directors. Vesting is 20% upon allocation and 20% per year for the next four years. Options were granted during the second quarter of 2002, second quarter of 2003, and will be granted during the second quarter of 2004 at exercise prices of U.S.$0.4927, U.S.$0.5912 and U.S.$0.7094, respectively.

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

     Our new Chief Executive Officer, Mr. Rene Sagastuy, received a signing bonus of options to purchase 100,000 series N shares at an exercise price of U.S.$0.01 per share. These options were excercised in May, 2004.

     The maximum aggregate number of shares of series N stock that can be distributed under the new executive stock plan is 17,657,064 million shares of series N stock, which is equivalent to about 9.3% of our capital stock on a fully diluted basis (excluding other options outstanding).

C. Board practices

     The members of our Board of Directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the Board of Directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on June 10, 2003.

     Our Board of Directors established an Operating Advisory Committee responsible for advising the Board on, and overseeing, Maxcom’s operations. The Operating Advisory Committee is currently comprised of Adrián

Aguirre, Jacques Gliksberg, Roberto Chute and Rene Sagastuy. Mr. Salvatore A. Grasso, former member of the Operating Advisory Committee resigned in January 2004. His position remains vacant.

     Our Board of Directors established an Audit Committee responsible for advising the Board on, and overseeing, Maxcom’s financial condition and matters regarding accounting, taxation and release of financial information. The Audit Committee is currently comprised of Marco Provencio, Adrián Aguirre, and Roberto Chute. Mr. Juan Manuel Ferrón, our statutory auditor, and Gonzalo Alarcón, our general counsel and secretary of the Board, are required to participate in each meeting, although they are not formal members of the committee. Mr. Salvatore A. Grasso, former member of the Operating Advisory Committee resigned in January 2004. His position remains vacant.

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

D. Employees

     As of December 31, 2003, we had 564 employees, a 13.7% increase as compared to the number of employees one year earlier to a total of 496 at the end of 2002. Of our total employees, 146 were hired and are managed through an external agency, 31 are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 31, 2004. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

     We also had 144 sales representatives as of December 31, 2003, compared to182 sales representatives as of December 31, 2002.

E. Share ownership

     Messrs. Jacques Gliksberg, Roberto Chute and Pedro Querio, a series B and B1 Directors, are officers of Banc of America Equity Partners, manager of Nexus-Maxcom Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation, shareholders that hold, directly and indirectly 71.04% of our capital stock. None of our other directors or officers owns more than 1% of our shares, except for shares held by the Aguirre Gómez family, which are described below in “Principal Shareholders.”

     The only agreements that we currently maintain for purposes of compensating our employees with our capital stock our old and new executive stock option plans, described above under “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders and share ownership

     The following table presents the equity structure and the major shareholders of Maxcom as of the date of this annual report:

		Shareholders
	Aguirre Gómez	Banc America	Other
Shares	Family(1)	Equity Partners(2)	Investors	Subtotal
Series A Shares
Number of shares	1,276,428	—	—	1,276,428
Percentage owned	100.00%	—	—	100.00%
Series A1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.00%	—	—	100.00%
Series B Shares(3)
Number of shares	1,226,373	—	—	1,226,373
Percentage owned	100.00%	—	—	100.00%
Series B1 Shares
Number of shares	—	5,848,209	—	5,848,209
Percentage owned	—	100%	—	100.00%
Series N Shares
Number of shares	2,047,895	3,155,164	7,134,454	12,337,513
Percentage owned	16.60%	25.57%	57.83%	100.00%
Series N1 Shares
Number of shares	—	122,368,441	100,000	122,468,441
Percentage owned	—	99.92%	0.08%	100.00%
Series N2 Shares(4)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.00%	100.00%

Total
Number of shares	10,639,592	131,371,814	34,102,274	176,113,680
Percentage owned	6.04%	74.59%	19.36%	100.00%

(1)	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

(2)	The shares of Maxcom controlled by Banc America Equity Partners are held through (i) Nexus-Maxcom Holdings I, L.L.C., which holds 67,327,671 shares, (ii) BASCF-Maxcom Holding I, which holds 60,888,979 shares, and (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares.

(3)	The series B shares represent 8.49% of the voting stock of Maxcom and are controlled by the Aguirre Gómez family also.

(4)	The series N2 shares were originally issued to the bondholders who participated in our debt restructuring. During 2003 Nexus – Maxcom Holdings I, L.L.C. acquired an amount of approximately 75% of the new notes, as well as a similar percentage of series N2 shares, which are now beneficially owned by Nexus – Maxcom Holdings I, L.L.C. See “Item 5—Operating and Financial Review and Prospects—Debt restructuring and recapitalization.” Additionally, during 2003 Nexus – Maxcom Holdings I, L.L.C. acquired Series B-1 and N-1 shares previously held by Morgan Stanley Asset Management, Caxton International and Credit Suisse First Boston Corporation.

     In addition, we have options outstanding for the purchase of up to 26,040,990 series N shares. See “Outstanding options and warrants.”

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

     Although the Aguirre Gómez family holds 59.50% of the voting stock through the series A stock and A1 preferred stock and series B stock, and has the power to elect the majority of the Board of Directors, its ability to control Maxcom is preferred stock, and has the power to elect the majority of the Board of Directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under “Securityholders agreement.” The holders of our series B stock and series B1 preferred stock voting together have the right to elect four directors of our nine-member Board of Directors. However, pursuant to the terms of the securityholders agreement, the series B and B1 director are elected from among nominees proposed by Nexus.

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

Outstanding options and warrants

     As of the date of this annual report, we have options and warrants outstanding for the purchase of up to 26.3 million series N shares. Each option entitles the holder to purchase one series N share or a C/N CPO. The following table presents information concerning the stock options and warrants authorized and outstanding:

			Percentage
	Number of	Exercise price	of options
Name of option holder	options	per share	vested %
Nissho Iwai American Corporation(1)	337,472	U.S.$8.70	100
CT Global Telecommunications, Inc. (operating services)(2)	1,105,779	3.06	100
Bachow & Associates, Inc. (strategic assistance services)(3)	442,312	3.06	100
Amsterdam Pacific LLC	24,426	8.70	100

			Percentage
	Number of	Exercise price	of options
Name of option holder	options	per share	vested %
1998-2000 Executive Stock Option Plan	575,000	8.70 to 12.50	45.97
2001-2003 Executive Stock Option Plan	17,657,064	0.49 to 0.71	17.74
UBS Warburg LLC(4)	89,244	0.01	100
Donaldson, Lufkin & Jenrette Securities Corporation(4)	22,312	0.01	100
Predecessor old notes warrantholders(5)	764,938	0.01	100
Gian Carlo Pecchioni(6)	10,000	0.01	100
Adrián Aguirre(7)	3,626,959	0.49	52
Signing bonus reserve for new officers	246,215	0.01	0
BankAmerica International Investment Corporation (management services)(8)	249,781	0.01	100
LA Strategic Capital Partners II (management services)(9)	27,754	0.01	100
Bachow & Associates, Inc. (management services)(10)	277,535	0.01	100
Directors and committee members compensation(12)	584,199	0.01	55.89
Rene Sagastuy(11)	100,000	0.01	100
Total	26,140,990

(1)	These options were issued in 1998 as partial compensation for vendor financing.

(2)	We authorized the issuance of options to purchase up to 250,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for operating services. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—B. Related party transactions—Operation services” and “—Option grants to shareholders.”

(3)	We authorized the issuance of options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—B. Related party transactions—Strategic assistance services” and “—B. Related party transactions—Management services.”

(4)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our predecessor old notes and warrants.

(5)	These warrants were issued as part of the March 2000 offering of our units comprised of our predecessor old notes and warrants.

(6)	Mr. Pecchioni is a former Chief Executive Officer of Maxcom. These options, which are partial compensation for his services, have been exercised; however, the issuance of the underlying shares is subject to certain corporate and regulatory approvals.

(7)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in “Item 6. Directors, Senior Management and Employees—B. Compensation—Old executive stock option plan.” Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and to reduce the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection.

(8)	We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See "—B. Related party transactions—Management services.”

(9)	We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See “—B. Related party transactions—Management services.”

(10)	We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, we authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. See “—B. Related party transactions—Management services.”

(11)	We issued options to purchase up to 100,000 series N shares at U.S.$0.01 per share in March 19,2003 as part of Mr. Sagastuy’s new compensation package in connection with his appointment as our new chief executive officer. Mr. Sagastuy exercised these options in May 2004.

(12)	During 2003 members of the board of directors from the Aguirre Gómez family decided to exercise their options to purchase 172,500 series N shares at U.S.$0.01 per share as part of their compensation package for participating in the board of directors meetings as well as audit committee and operating advisory committee meetings.

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

Advertising

     In April 9, 2002 we agreed to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma, a company controlled by certain members of the Aguirre Gómez family. Operadora Plusgamma is an operator of a network of radio station located throughout Mexico. The Aguirre Gómez family used the U.S.$3.0 million proceeds that were received by Operadora Plusgamma from this agreement to purchase series A1 stock pursuant to the private equity investment made at the time of the recapitalization.

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

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back from October 2002. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, which amount to U.S.$2.7 million and will be payable in full by May 2004.

Significant unpaid receivable

     We have initiated criminal and commercial actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps.6.4 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost-cutting measures. See “Item 3. Key Information—D. Risk factors—Factors relating to the Mexican telecommunications industry—Fraud increases our expenses.” Fraud on payment of labor quotas to the Mexican Institute of Social Security (IMSS)

     We initiated criminal and commercial actions against Banco Santander Serfin, S.A. and Banco Nacional de México, S.A. (also known as Banamex) for a fraud commited against us in the payment of the bi – monthly labor quotas to IMSS. We presume the fraud was commited by the personnel of the abovementioned banks by paying a check issued to the sole beneficiary of the IMSS to another person. We are no aware still of who the final beneficiary of the funds was, and the banks have not presented the information arguning bank secrecy regulations.

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

     Maxcom’s corporate purposes are found under Article Two of its by-laws. The duration of Maxcom’s existence under our by-laws is indefinite.

     The following table sets forth our capital structure as of June 31, 2004:

		% of Total
	Number	Capital
Class of Stock	of Stock	Structure
Series A	1,276,428	0.7%
Series A1 Preferred Stock.	6,088,896	3.5%
Series B	1,226,373	0.7%
Series B1 Preferred Stock.	5,848,209	3.3%
Series N	12,337,513	7.0%
Series N1 Preferred Stock.	122,468,441	69.5%
Series N2 Preferred Stock.	26,867,820	15.3%

Total	176,113,680	100.0%

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

     The following permitted issuances will not trigger the anti-dilution protections:

•	any rights, options and warrants granted or issued, or authorized to be granted or issued, to certain employees, directors, consultants and vendors of Maxcom and its subsidiaries, as of March 5, 2002, or under any management incentive plan approved by the Board of Directors, including the affirmative vote of at least one of the directors selected from Nexus appointees;

•	any securities issued pursuant to the private equity investment and up to U.S.$3.8 million of securities issued within one year of the consummation of the private equity investment at or above U.S.$0.4927 per share;

•	any shares issued upon the exercise or conversion of any of the foregoing; and

•	any of the capital stock issued in connection with a conversion of any of the series A1, B1, N1 or N2 preferred stock.

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

Other provisions

Ownership restrictions

     For a description of the limitations on the right to own securities imposed by Mexican law see “Business Overview – Overview of the Mexican Telecommunications Industry – Ownership Restrictions.”

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

Interconnection agreements

     In November 1998, we entered into a local interconnection agreement with Telmex which was amended and extended on December 2003. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Telefonica Moviles. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see “Item 4. Information on the Company—B. Business review—Supervision and regulation of the Mexican telecommunication industry—Interconnection.”

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

     Also in 2003 Maxcom exchanged one 2.5 Gbps lambda with another carrier in order to achieve redundancy in the fiber optic backbone, with this redundancy Maxcom acquires a more competitive edge in ordfer to provide its customers with redundant services throughout its fiber backbone.

Axtel sale of capacity agreement

     On October 15, 2003, Maxcom executed an agreement with Axtel, S.A. de C.V. to sell capacity in the form of a STM16 in Maxcom’s fiber optic backbone covering the cities located between Mexico City and Laredo, Texas over a period of 13 years, with the possibility of an extension.

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

Indentures

Old Indenture

     On March 17, 2000, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 million 133/4% senior notes due April 1, 2007. The Indenture restricted Maxcom’s ability to incur indebtedness by requiring that Maxcom meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limited our ability to pay dividends, repurchase subordinated debt, redeem our capital stock, dispose of assets and make investments, among other things. All of these restrictions were eliminated as a result of the exchange offer and U.S.$11,590,000 aggregate amount of notes under this indenture remains outstanding.

New Indenture

     On April 29, 2002, Maxcom and its subsidiaries entered into an Indenture with The Bank of New York acting as a Trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$167,623,590 senior notes due 2007. This Indenture has substantially the same restrictions the old indenture had before they were eliminated pursuant to the exchange offer.

Warrant agreement

     On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 133/4% senior notes due April 1, 2007 for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the notes.

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

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, the roof-top, where we have three microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back from October 2002. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, which amount to U.S.$2.7 million and will be payable in full by May 2004.

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

     With respect to the holders of new notes, the rules discussed below under “Premium and acquisition premium” may reduce or eliminate the amount of original issue discount you must include in your income. For example, if your exchange of the old notes for new notes and CPOs qualified as a recapitalization, your basis in the new notes may substantially exceed the issue price of such new notes (depending on your basis in the old notes), and you may be able to reduce or eliminate the amount of original issue discount includible with respect to such new notes.

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

     Sale, exchange or retirement of a Note. General. Upon the sale, exchange or retirement of a Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the Note, determined under the rules discussed in the following paragraphs. Such capital gain or loss recognized on the sale, exchange or retirement of the Note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 15% if you held the Note for more than one year before sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the Notes generally will be treated as U.S. source gain or loss.

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

     Dividends paid in a foreign currency (including the amount of any foreign taxes withheld there from) will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the CPO trustee, regardless whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss.

     The Jobs Growth Tax Relief Reconciliation Act of 2003 generally lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program, and such corporation is elegible for benefits of such income tax treatment.The Secretary of the Treasury has indicated that the income tax treaty between the United States and Mexico (see “—Mexican Taxation—United States/Mexico and other tax treaties”) would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the CPOs will not be treated as readily tradable on an established securities market in the United States. You are urged to consult your tax advisor regarding this legislative change. A qualified foreign corporation, however, does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreing investment company”, as discussed below.

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

     The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. Based on the source of our income and the value of our non-passive assets as compared to our passive assets, in 2003 we believe we were not a PFIC for U.S. federal income tax purposes and we do not expect to be a PFIC in future taxable years. However, as noted above, the determination of PFIC status is a factual determination that must be made annually and our current belief that we were not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and intend to notify you within 75 days of the end of any year in which we become a PFIC.

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

     For purposes of Mexican taxation, an individual is a resident of Mexico if he has a permanent home in Mexico. If it has other permanent home in another country, then it should be analyzed if its center of vital interests is in Mexico. For these purposes, the center of vital interests will be deemed to be in Mexico if i) more than 50% of its total income, obtained in a calendar year, is sourced in Mexico; or ii) its main center of professional activities is located in Mexico. A legal entity is a resident of Mexico for tax purposes if it has been incorporated under the laws of Mexico, or has established the principal management of its business or the base of its effective direction in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If individuals or legal entities changed their tax residency, they would be obliged to notify the Mexican tax authorities of such change.

United States/Mexico and other tax treaties

     A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto, between the United States and Mexico entered into force on January 1, 1994 as well as its second protocol entered into force as from July 22, 2003 (collectively, the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes or CPOs are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes and CPOs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

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

     However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of the voting stock of the issuer, or

•	a legal entity 20% or more of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 33% .

     Pursuant to Rule 3.23.8 (the “Reduced Rate Rule”) issued by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) on April 30, 2004 payments of interest with respect to the notes made by us to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:

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

     However, during the fiscal year 2004, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate. From 2001 and beyond, holders of the notes should consult their own tax advisors as to the possible application of the Tax Treaty.

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

PART II

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

     The old notes which are payable at a fixed annual rate of 13 3/4% and the new notes constituted substantially all of our outstanding indebtedness at December 31, 2003. The new notes will not accrue or pay interest until March 1, 2006, and after March 1, 2006, the new notes will accrue interest at a fixed annual rate of 10%. As a result, we do not currently have any significant interest rate risk.

Foreign exchange risk

     Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. All of our debt obligations at December 31, 2003, were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

     The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2003, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.1.9 million over a one-year period.

     To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our new headquarters building is denominated in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Other contractual obligations” for a description of our contractual operating lease obligations denominated in U.S. dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART III

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

ITEM 15. CONTROLS AND PROCEDURES

     (a) As of the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Chief Executive Officer, Mr. René Sagastuy and our Chief Financial Officer, Mr. José Antonio Solbes. Based on the foregoing, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

     (b) There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Adrián Aguirre Gómez is an audit committee financial expert as defined under appropriate Securities and Exchange Commission guidelines. Mr. Aguirre is also Series A and A1 Director and Chairman of the Board.

B. CODE OF ETHICS

     We have established a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other corporate and divisional employees. However, our board of directors has not made a determination whether modification of our code of ethics will be required to comply with Securities and Exchange Commission requirements.

     An English translation of our code of ethics has been added as an exhibit to this report.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers, S.C. served as our auditors for the years ended December 31, 2003, 2002 and 2001. The following table sets forth the fees paid to Pricewaterhouse Coopers, S.C for the financial years ended December 31, 2003 and 2002.

	Year ended December 31
	2003		2002
	(in millions)
Audit Fees(1)	Ps.	1.2	Ps.	1.3
Taxes Fees and Other Statutory Audit requirements fees(2)		0.7		0.7

Total revenues	Ps.	1.9	Ps.	2.0

(1)	Audit Fees includes fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory quarterly and annual reporting audit requirements.

(2)	Taxes Fees and Other Statutory Audit requirements fees includes fees associated with Mexican statutory audit requirements for tax and other purposes. Taxes Fees and Other Statutory Audit requirements fees also includes fees incurred for assistance with tax planning and compliance matters.

     We have introduced procedures for the review and pre-approval of any services performed by PWC. The procedures require that all proposed engagements of Pricewaterhouse Coopers, S.C for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

PART IV

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

F1

MAXCOM TELECOMUNICACIONES, S. A. DE C. V.
AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31 2003, 2002 AND 2001

INDEX

Contents	Page
Report of Independent Registered Public Accounting Firm	1 and 2
Consolidated financial statements:
Balance sheets	3
Statements of operations	4
Statements of changes in shareholders’ equity	5
Statements of changes in financial position	6
Notes to the audited consolidated financial statements	7 to 55

Report of Independent Registered Public Accounting Firm

Mexico, City, February 27, 2004.

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, of changes in shareholders’ equity and of changes in financial position for each of the three years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries at December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

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

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers

Juan Manuel Ferrón Solís
Audit Partner

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power
as of December 31, 2003 and thousands of U.S. dollars (“$”)

ASSETS	2003		2002		2003
					(Note 3)
Current assets:
Cash and cash equivalents (Note 5)	Ps.	41,736	Ps.	120,331	$3,713

Accounts receivable:
Customers, net of allowance of Ps.62,279 and Ps.33,384 in 2003 and 2002, respectively		116,675		108,348	10,380
Value-added tax refundable		—		13,298	—
Other sundry debtors		9,756		8,378	868

		126,431		130,024	11,248
Inventory, net of allowance of Ps.306 and Ps.631 in 2003 and 2002, respectively		18,451		19,901	1,642
Prepaid expenses, net		53,660		37,030	4,774

Total current assets		240,278		307,286	21,377
Frequency rights, net (Note 6)		96,272		108,572	8,565
Telephone network systems and equipment, net (Note 8)		1,537,430		1,651,338	136,782
Preoperating expenses, net (Note 9)		179,626		212,506	15,981
Intangible assets, net (Note 10)		390,866		442,860	34,775
Rent deposits of Ps.23,644 and Ps.26,531 in 2003 and 2002 respectively and other assets		28,158		30,769	2,506

Total assets	Ps.	2,472,630	Ps.	2,753,331	$219,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Interest payable (Note 11)	Ps.	4,707	Ps.	4,492	$419
Accrued expenses and accounts payable (Note 12)		125,262		170,794	11,144
Customer deposits		2,132		1,766	190
Payroll and other taxes payable		57,852		33,106	5,147

Total current liabilities		189,953		210,158	16,900

Long-term liabilities:
Senior notes, net (Note 11)		2,011,494		1,918,853	178,959
Notes payable		13,015		—	1,158

Total long term liabilities		2,024,509		1,918,853	180,117

Total liabilities		2,214,462		2,129,011	197,017

Commitments and contingencies (Notes 11, 13, 18 and 19)
Shareholders’ equity:
Capital stock, no par value (Note 14)		1,752,596		1,752,596	155,925

Additional paid-in capital (Notes 14 and 20)		1,468		437	131

Accumulated deficit (Note 15):
Prior years deficit		(1,128,713)		(366,874)	(100,419)
Net loss for the period		(367,183)		(761,839)	(32,668)

		(1,495,896)		(1,128,713)	(133,087)

Total shareholders’ equity		258,168		624,320	22,969

Total liabilities and shareholders’ equity	Ps.	2,472,630	Ps.	2,753,331	$219,986

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of December 31, 2003 and thousands of U.S. dollars (“$”)

	2003		2002		2001		2003
							(Note 3)
Net revenues	Ps.	765,630	Ps.	557,251	Ps.	345,524	$68,117

Operating costs and expenses:
Network operating costs		275,066		216,357		165,337	24,472
Selling, general and administrative expenses		385,493		445,776		472,526	34,297
Depreciation and amortization		336,174		330,191		295,062	29,909

Total operating costs and expenses		996,733		992,324		932,925	88,678

Operating loss		(231,103)		(435,073)		(587,401)	(20,561)

Integral cost (income) of financing:
Interest expense		30,225		215,898		469,241	2,689
Interest income		(4,180)		(4,651)		(84,369)	(372)
Gain on repurchase of debt (Note 11)		—		—		(133,257)	—
Exchange loss (gain), net		173,134		214,833		(99,778)	15,404
Gain on net monetary position		(76,159)		(104,619)		(90,842)	(6,776)

		123,020		321,461		60,995	10,945

Nonrecurring charges		—		—		(68,376)	—

Other income (expense), net		(148)		2,748		(195)	(13)

Loss before taxes		(354,271)		(753,786)		(716,967)	(31,519)

Provisions for:
Asset tax (Note 17)		12,306		7,091		824	1,095
Income tax (Note 17)		606		962		—	54

		12,912		8,053		824	1,149

Net loss	(Ps.	367,183)	(Ps.	761,839)	(Ps.	717,791)	$(32,668)

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power
as of December 31, 2003 and thousands of U.S. dollars (“$”)

			Additional				Total
	Capital		paid-in		Accumulated		shareholders’
	stock		capital		deficit		equity
	(Note 14)				(Note 15)
Balance at December 31, 2000	Ps.	1,322,478	Ps.	140,939	(Ps.	956,556)	Ps.	506,861
Increase in capital stock		28,498		(28,498)		—		—
Losses absorbed		(279,218)		—		279,218		—
New paid-in capital		1,008		—		—		1,008
Net loss		—		—		(717,791)		(717,791)

Balance at December 31, 2001		1,072,766		112,441		(1,395,129)		(209,922)
Increase in capital stock		816,484		779,597		—		1,596,081
Losses absorbed		(136,654)		(891,601)		1,028,255		—
Net loss		—		—		(761,839)		(761,839)

Balance at December 31, 2002		1,752,596		437		(1,128,713)		624,320
Increase in capital stock		—		1,031		—		1,031
Net loss						(367,183)		(367,183)

Balance at December 31, 2003	Ps.	1,752,596	Ps.	1,468	(Ps.	1,495,896)	Ps.	258,168

U.S. dollars (Note 3)		$155,925		$131		$(133,087)		$22,969

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of
December 31, 2003 and thousands of U.S. dollars (“$”)

	2003		2002		2001		2003
							(Note 3)
Operating activities:
Net loss	(Ps.	367,183)	(Ps.	761,839)	(Ps.	717,791)	$(32,668)
Adjustments to reconcile net loss to resources provided by (used for) operating activities:
Depreciation and amortization		336,174		330,192		295,062	29,909
Non-recurring charges		—		—		68,377	—
Gain on repurchase of debt		—		—		(133,257)	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable, net		(8,327)		(44,728)		(19,266)	(741)
Inventory, net		1,450		11,431		(20,998)	129
Prepaid expenses, net		(16,630)		(25,707)		1,106	(1,480)
(Decrease) increase in:
Restricted cash, liabilities and others, net		7,400		136,987		156,866	658

Resources used for operating activities		(47,116)		(353,664)		(369,901)	(4,193)

Financing activities:
Issuance of capital stock		—		816,485		1,008	—
Additional paid-in capital		1,031		779,596		—	92
Repurchase of debt		—		—		(103,749)	—
Proceeds from loans and notes payable		92,855		(762,614)		—	8,261

Resources provided by (used in) financing activities		93,886		833,467		(102,741)	8,353

Investing activities:
Preoperating expenses		—		(1,892)		—	—
Investment in telephone network systems and equipment, net of dispositions		(109,280)		(380,998)		(519,448)	(9,722)
Intangible assets		(15,809)		(169,905)		(8,031)	(1,406)
Other assets		(276)		3,648		(40,552)	(25)

Resources used for investing activities		(125,365)		(549,147)		(568,031)	(11,153)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(78,595)		(69,344)		(1,040,673)	(6,993)
Beginning balance		120,331		189,675		1,230,348	10,706

Ending balance	Ps.	41,736	Ps.	120,331	Ps.	189,675	$3,713

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

In thousands of Mexican pesos (“Ps.”) in purchasing power as of
December 31, 2003 and thousands of U.S. dollars (“$”)

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

Effective February 3, 1997 (as amended December 7, 1999 and September 27, 2001), Mexico’s Ministry of Communications and Transportation (the “SCT”) awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is for 30 years, and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in 13 states. It also grants the Company the right to provide long-distance, data and other value-added services nationwide, although it is not currently providing long-distance service outside their current customer base. In September 2001, the SCT awarded the Company an amendment to its concession to provide nationwide services of basic telephony for 30 years. The Company must meet certain conditions in order for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates, among other things.

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

On January 22, 1999, the Company entered into another agreement with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex’s long-distance traffic. The Company is renegotiating the terms and conditions of this contract.

The Company negotiated with Telmex an amendment of the original Local Interconnection Service Agreement (the “Agreement”), for the extension of the Agreement which was valid through September 15, 2003, meanwhile the physical interconnection remains in place between the companies as stipulated in the contract clause, “continued application” which contracted that upon the conclusion of the initial term, the terms and conditions of the Agreement would continue in full effect until the parties signed a new agreement to continue with the interconnection of their networks. As of December 31, 2003 the Company has renegotiated the terms of this agreement, however the renegotiated terms have not yet been contracted.

During 2003 and 2002 the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies.

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

The Company has incurred net losses of Ps.367,183, Ps.761,839 and Ps.717,791 for the years ended December 31, 2003, 2002 and 2001, respectively. The losses were due to high costs of borrowing and lower-than-expected sales growth.

During 2000, the Company issued 13 3/4% Senior Notes with a principal amount of $300,000, maturing on April 1, 2007. During 2001, the Company bought back a principal amount of $25,000 in the open markets. On April 29, 2002, the Company consummated an exchange offer for its 13 3/4% Series B Senior Notes due 2007. Holders tendered $259,410 in principal amount of Series B of New Senior Notes, representing 94.33% of all such notes outstanding. Additionally, on July 25, 2002, the Company completed an additional exchange of $4,000 in aggregate principal of 13 3/4% Series B of New Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2002.

The holders received in exchange an aggregate of $167,624 principal amount New Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 26,867,820 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

On December 17, 2003, the Company was advised by Banc of America Equity Partners, its major shareholder, that Banc of America Equity Partners has purchased through Nexus-Maxcom Holdings I, L.L.C., an aggregate amount of Maxcom’s New Senior Notes due March 1, 2007 with face value of $126,400, representing approximately 75% of the total amount outstanding of such New Senior Notes.

Through 2003, 2002 and 2001, The Company experienced a significant turnover of key executive officers. The Company’s administration has worked to mitigate its financial difficulties, and has implemented the following actions:

a.	Corporate debt restructuring -

As mentioned in Note 11, the Company carried out a restructuring of the Senior Notes. As a result of these negotiations, the Company was able to exchange a significant portion of the Senior Notes for a combination of preferred stock and new notes with more favorable terms, such as: i) interest free debt for a period of four years, and ii) a lower interest rate once interest accrual begins.

b.	Private equity investment -

During 2002 the Company received a capital infusion of $66,200 million from some of its existing shareholders, bondholders and certain new investors.

c.	Improvement in operations -

As a result of the operations improvement programs put in place by the Company including management restructuring, cost and expenses efficiencies and headcount reduction, during 2003 and 2002 the Company has reduced its administrative expenses.

d.	Management plans -

Management’s plans to mitigate its financial difficulties include, but are not limited to, the following:

i)	Obtain additional financing through bank, private and vendor financing, as well as private investment to grow the network infrastructure and improve revenues.

ii)	The launch of new products within its core business, as well as the data segment, allowing the Company to maximize the use of its network infrastructure and increase revenues.

iii)	Extensive campaigns to increase cost efficiencies through the optimization of links leased from third parties, improved routing of long distance traffic and intensive monitoring of traffic termination from and to other carriers.

iv)	Continued implementation of tight expense controls including but not limited to restriction of headcount, of commissions and of general expenses.

The consolidated financial statements do not give effect to any adjustments which would be necessary if the Company is not able to continue as a going concern.

NOTE 3 — BASIS OF PRESENTATION:

a.	Consolidation -

The accompanying consolidated financial statements include the accounts of Maxcom and subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. (“Corporativo”) and Maxcom Servicios Administrativos, S. A. de C. V. (“MSA”). Both are wholly-owned Mexican subsidiaries, whose main line of business is the rendering of administrative and technical services, mainly to Maxcom. All intercompany balances and transactions have been eliminated in consolidation.

b.	Convenience translation -

U.S. dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican pesos, as a matter of arithmetic computation only, at December 31, 2003, noon-buying rate of Ps.11.24 per U.S.$1.00, as published by The Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

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

i.	The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2003), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. Financial statements have been restated to Mexican pesos as of December 31, 2003 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent reporting date, thus making them comparable, by using a restatement factor derived from the change in the NCPI, which for 2002 and 2001 was 1.0397 and 1.0570, respectively. Therefore, these amounts differ from those previously reported.

ii.	Shareholders’ equity accounts are restated to be expressed in terms of constant pesos. The restated amounts are determined by applying factors derived from the NCPI for historical balances.

iii.	The result on the net monetary position represents the inflationary gain or loss, as determined by applying factors derived from the NCPI, on the Company’s monthly net monetary assets and liabilities during the period.

iv.	Integral income and cost of financing consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position. Integral income and cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.

v.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

b.	Cash and cash equivalents -

Cash equivalents include highly liquid short-term investments recorded at market value.

c.	Inventory -

Materials and supplies are valued at the lower of acquisition cost on a weighted-average basis or net realizable value (“NRV”).

d.	Telephone network systems and equipment -

Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since their acquisition date.

Telephone network equipment held for resale is valued at the lower of acquisition cost on a LIFO basis or NRV.

Depreciation is calculated by the straight-line method on the restated cost based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.34,951, Ps.34,386 and Ps.26,206 (including Ps.79, Ps.7,032 and Ps.5,729 of integral cost of financing) in 2003, 2002 and 2001, respectively.

The Company capitalizes integral cost of financing attributable to assets under construction. Capitalized integral financing costs include interest costs, gains from monetary position, and foreign exchange losses and are determined by reference to the Company’s average interest cost on outstanding borrowings.

Maintenance and repairs are expensed as incurred. Replacements and improvements are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

e.	Frequency rights -

Frequency rights are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date. Amortization is calculated by the straight-line method over the term of the concession [20 years] (see Note 6).

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

In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. (See Note 22a.)

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

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities. (See Note 17)

k.	Management estimates -

Generally accepted accounting principles require that, in preparing a Company’s financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

l.	Financial instruments -

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable and payable, and notes payable. The carrying amounts of such financial instruments with the exception of Senior Notes, as reflected in the balance sheet, approximate their fair value as of December 31, 2003 and 2002. The following table represents the book and fair values of those notes:

	2003			2002
	Book value		Fair value	Book value		Fair value
Senior Notes	Ps	.2,011,494	$1,798,886	Ps	.1,918,853	$1,674,645

m.	Revenue recognition -

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

Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If the Company fails to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.

The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate a bill and keep feature.

During the year, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. The term of the contract is 13 years beginning from the delivery date of the first phase of the project to the client. At December 31, 2003 delivery had not yet occurred. Revenues from lease of capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract. (See Note 22 c.)

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved once they reach 30 days past due.

n.	Stock-based compensation -

At December 31, 2003, 2002 and 2001, the Company had various stock option awards outstanding (see Note 20).

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

The Company accounts for the activity under the employee stock compensation plans under the intrinsic value method. Accordingly, compensation expense has been recognized of the intrinsic value of options granted under these plans. If compensation expense had been determined based on the fair value of the options at the grant dates, the Company’s net income and earnings per share would have decreased or increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	2003		2002		2001
Net income available to common Stockholders as reported	(Ps.	367,183)	(Ps.	761,839)	(Ps.	717,791)
Add: stock-based employee compensation expense included in reported net income		8		13,647		1,446
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards		(1,189)		(34,654)		(2,328)

	2003		2002		2001
Pro forma net income available to common stockholders		(368,364)		(782,846)		(718,673)

Earning per share (EPS):
Basic, as reported	(Ps.	0.02)	(Ps.	0.06)	(Ps.	50.21)
Basic, pro forma		(0.02)		(0.06)		(50.17)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2003, 2002 and 2001 respectively with the following assumption:

	2003	2002	2001
Expected dividend yield	—	—	—
Expected stock price volatility	50%	50%	50%
Risk-free interest rate	2.92%	4.55%	4.67%
Expected life of options	5	5	5

A portion of the proceeds from the issuance of such debt is allocated to additional paid-in capital against debt discount. The allocation is based on the relative fair value of the debt versus the warrants. The debt discount is subsequently amortized over the outstanding term of the debt on a straight-line basis, which does not materially differ from the effective interest rate method. Amortization expense recognized for the years ended December 31, 2003, 2002 and 2001 was Ps.629, Ps.4,820, and Ps.2,486, respectively.

o.	Advertising and promotional costs -

The Company expenses costs of advertising and promotions as incurred. Advertising and promotional expenses were Ps.3,929, Ps.17,216 and Ps.22,767 in 2003, 2002 and 2001, respectively.

p.	Segment reporting -

The Statement B-5 “Financial Information by Segments” requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 20 is a specific disclosure required by the SCT in the Company’s concession title. (See Note 4q.)

q.	New accounting standards -

In 2003, the Mexican Institute of Public Accountants issued new Statement C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

The new Statement establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders’ equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

Although this Statement became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, accordance with the transitory provisions of the Statement. The adoption of this Statement is not expected to have an impact on the Company’s financial statements.

Beginning on January 1, 2003, the Company adopted the provision of the revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Statement C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Statement C-9 states that: (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The impact of the adoption of this statement was not material.

In addition, beginning on January 1, 2003, the Company adopted the provisions of revised Statement C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The impact of the adoption of this statement was not material.

On March 14, 2003, the Mexican Institute of Public Accountants, A. C. (“MIPA”), issued the Statement B-5 “Financial Information by Segments”, leaving without effect the provisions stated in Statement A-8 “Supplementary Application of International Standards” which allowed the Company to apply the International Accounting Standard No.14 (IAS 14) “Financial Information by Segment”. This new pronouncement establish among other things: (i) the rules to identify and disclose operative segments for those Companies that are held to this pronouncement, (ii) it considers the need of a Management focus to define the financial information by segments to be disclosed, (iii) qualitative and quantitative criteria to determine economic segments by geographical location, (iv) it settle the detailed information that has to be disclose for operative segment, (v) criteria to disclose general information of products and services, geographical locations and groups of clients, (vi) the particular information to be disclose in interim periods. The adoption of this statement did not have an impact on the Company’s financial statements.

NOTE 5 — CASH AND CASH EQUIVALENTS:

Investments maturing within 30 days at December 31 consist of:

	2003		2002
Cash	Ps.	6,471	Ps.	5,631
Bank of America: $1,040 and $7,740 in government instruments and certificates of deposit, bearing annual interests at 0.7% and 1.06%, respectively		11,685		82,993
Paine Webber Incorporated: $1 in money market instruments, bearing interest at a variable rate		—		20
Banamex: Ps.23,580 and Ps.31,687 in government instruments, bearing annual interest of 6.1% and 7.05%		23,580		31,687

	Ps.	41,736	Ps.	120,331

NOTE 6 — FREQUENCY RIGHTS:

Frequency rights at December 31 consist of the following:

	2003		2002
Frequency rights	Ps.	132,945	Ps.	132,945
Less — Accumulated amortization		(36,673)		(24,373)

	Ps	.96,272	Ps	.108,572

On October 3, 1997, the Mexican federal government granted the Company ten concessions to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven of them are nation wide point-to-point and three regional point-to-multipoint microwave concessions. The concessions became effective February 28, 1998, and will run through to the year 2018.

In accordance with the terms of its concessions the Company has to provide the Mexican Telecommunications Minestry (“SCT”) a performance bond and renew it every year. (See Note 22 d.)

For the years ended December 31, 2003, 2002 and 2001, the Company recorded for these rights amortization expense of Ps.12,300, Ps.6,647 and Ps.6,647, respectively.

NOTE 7 — TRANSACTIONS WITH RELATED PARTIES:

For the period ended December 31, related party expense transactions were as follows:

	2003		2002		2001
Transactions:
Office and site lease (1)	Ps.	220	Ps.	219	Ps.	219
Compensation in connection with the operation agreement and other expenses with CT Global Telecommunications, Inc. (2)		—		164		1,342
Strategic assistance agreement and other expenses to Bachow and Associates (3)		259		151		509
Advisory fee and other expenses to certain shareholders (4)		—		—		252
Travel expenses to Bank Boston (5)		—		14		270
Travel expenses to Bank of America (5)		199		223		—
Advertising and other management services to Operadora Plusgamma (6)		291		3,629		6,919
Management services to Comercializadora Road el Camino (7)		45		550		—

	Ps.	1,014	Ps.	4,950	Ps.	9,511

Related party payables, classified within accrued expenses and other accounts payable, as of December 31 consist of:

	2003		2002
CT Global Telecommunications, Inc., travel expenses.	Ps.	—	Ps.	72
Bank of America, travel expenses		—		44
Advertising and other management services expense to Road el Camino (7)		—		49

	Ps.	—	Ps.	165

(1)	The Company leases a site, which is located within the premises of Radio Centro Group, which is controlled by the family of one of the shareholders.

(2)	For the year 2001 the expense relates to operative consulting services provided from warrant holders. During 2002, the expense relates to the refund of travel expenses for board meetings.

(3)	During 2002 and 2001, the Company entered into an agreement in which Bachow and Associates, a shareholder, provided it with strategic advisory services. The 2003 and 2002 activity represents travel expenses.

(4)	Services provided during 2001 by Bachow and Associates, Bank of America International Investment Corporation and L.A. Strategic Capital Partners II LP, all of which were shareholders.

(5)	Refund of travel expenses to certain shareholders.

(6)	For the years 2001 the expense relates to advertising paid to a Company owned by the family of one of the shareholders. For the years 2003 and 2002, advertising expense related to an advertising purchase agreement of $3,000, signed in April 2003, for advertising time that is being received from Grupo Radio Centro radio network from Operadora Plusgamma. The Aguirre Gómez family used the $ 3,000 proceeds from this agreement to purchase Series “A1” stock pursuant to the private equity investment.

(7)	Management services paid to a owned by one of the shareholders.

NOTE 8 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, NET:

Telephone network systems and equipment, net at December 31 consists of:

					Useful life *
	2003		2002		(years)
Office furniture	Ps.	15,273	Ps.	15,183	10
Transportation equipment		23,909		31,480	4
Engineering equipment		10,457		10,460	10
Computer equipment		49,744		56,352	3.33
Telecommunication network and equipment		1,155,868		1,116,016	10
Electronic equipment		222,986		215,010	3.33
Radio equipment		256,457		260,323	10
Leasehold improvements		275,643		274,461	20 (1)
Other		14,881		14,008	10

		2,025,218		1,993,293
Construction in progress		67,585		76,280
Capitalized internal costs		108,370		61,494
Installation costs		172,463		141,148

		2,373,636		2,272,215
Less: Accumulated depreciation and amortization		(836,206)		(620,877)

	Ps.	1,537,430	Ps.	1,651,338

*	Useful lives accounted from date of use.
(1)	Or life of the lease, whichever is shorter.

For the years ended December 31, 2003, 2002 and 2001, the Company recorded depreciation and amortization (including leasehold improvements) expense of Ps.222,863, Ps.234,098 and Ps.204,761, respectively.

During 2002, the Company wrote-off leasehold improvements related to its vacancy of its previous corporate building lease of Ps.9,465 net of accumulated amortization of Ps.1,453.

NOTE 9 — PREOPERATING EXPENSES:

For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of Ps.33,210, Ps.33,210 and Ps.33,210, respectively. Accumulated amortization was Ps.154,365 and Ps.121,484 as of December 31, 2003 and 2002, respectively.

NOTE 10 — INTANGIBLES:

Intangibles as of December 31 consist of:

	2003		2002
Software licenses	Ps.	114,355	Ps.	103,733
Infrastructure rights		252,271		247,255
Debt issuance costs		226,764		226,293

		593,390		577,281
Accumulated amortization		(202,524)		(134,421)

	Ps.	390,866	Ps.	442,860

For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of Ps.67,802, Ps.62,884 and Ps.50,473, respectively. This included Ps.31,096, Ps.20,688 and Ps.7,030 of software amortization expense, respectively.

NOTE 11 — LONG-TERM DEBT:

Long-term debt as of December 31 consists of:

	2003		2002
$11,590: 13.75% Old Senior Notes due April, 2007.	Ps.	130,225	Ps.	124,275
$167,624: New Senior Notes bear 0% interest through March, 2006, and 10% annual interest in the last year		1,883,419		1,797,357
Detachable warrants, net in 2003 and discount net of detachable warrants in 2002.		(2,150)		(2,779)

	Ps.	2,011,494	Ps.	1,918,853

On March 17, 2000, Maxcom issued $300,000 Senior Notes, maturing on April 1, 2007. These notes accrue interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in the years 2003 and 2002) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000. During May and June of 2001, the Company spent U.S.$10,000 for the repurchase in the open market of U.S.$25,000 of notes. As a result the Company recognized a pre-tax gain of Ps.133,257.

On April 29, 2002, the Company consummated the exchange offer for its 13 3/4% Series B Senior Notes due 2007. Holders tendered an aggregate of $259,410 in principal amount of Series B Senior Notes, representing 94.3% of all such notes outstanding. These holders received in exchange an aggregate of $165,078 in principal amount of New Senior Notes due March 1, 2007, bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Tendering holders also received an aggregate of 26,459,820 Series “N 2” convertible preferred stock, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

Additionally, on July 25 2002, the Company completed an additional exchange of U.S.$4,000 in aggregate principal of 13 3/4% Series B Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2002. These holders received in exchange an aggregate of $2,545 in principal amount of New Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 408,000 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs. Series N2 preferred stock is convertible at the option of the holder into Series N common stock.

Senior B Senior Notes in an aggregate principal amount of $11,590 remain outstanding at December 31, 2003 and 2002.

The main characteristics of the New Senior Notes due March 1, 2007 are as follows: a) unsecured senior obligations of the Company; b) pari passu in right of payment to all existing and future senior indebtedness of the Company; c) senior in right of payment to any future subordinated obligations of the Company; d) subject to registration with the Securities and Exchange Commission (“SEC”), pursuant to a Registration Rights Agreement; and e) unconditionally guaranteed by Corporativo and MSA.

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

As of December 31, 2003, the Company had complied with all of the related covenants.

NOTE 12 — ACCRUED EXPENSES AND ACCOUNTS PAYABLE:

As of December 31, 2003 and 2002, the accounts payable consist of:

	2003		2002
Vendors	Ps.	56,756	Ps.	103,468
Suppliers		19,040		28,277
Accruals		24,983		23,904
Other accounts payable		24,483		15,145

	Ps.	125,262	Ps.	170,794

NOTE 13 — LABOR OBLIGATIONS:

As of December 31, 2003 and 2002, the Company had the following labor obligations:

a.	Indemnities to employees -

Employees who are dismissed without cause are entitled to severance compensation determined in accordance with the provisions of Mexican Federal Labor Law.

b.	Seniority premiums -

In the event of dismissal without cause, retirement after 15 years of service or death, employees are entitled to a seniority premium determined in accordance with the provisions of Mexican Federal Labor Law.

As of December 31, 2003 and 2002, these items were not significant because the seniority of the majority of the Company’s employees was less than two years.

NOTE 14 — CAPITAL STOCK:

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

Under the capital restructuring effective April 29, 2002 (See Note 12), tendering holders received an aggregate of 26,459,820 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs. Private equity investors paid $59,340 and received 6,088,896 and 5,848,209 shares of Series “A 1” and “B 1”, respectively, common voting stock with preferred liquidation rights and 122,468,441 Series “N 1” preferred shares with limited voting rights. In addition, options to purchase an additional 33.2 million Series “N” shares were granted. Additionally, the Series “C” shares were converted at an exchange ratio of one to one into Series “N” shares. As a result, the holders of the CPO’s have become the direct holders of two Series “N” shares for each CPO. Additionally, on July 25 2002, the Company announced a complement of the restructuring debt issuing an aggregate of 408,000 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights in the form of CPOs.

In connection with the capital restructuring mentioned, the Company issued four new classes of shares: the Series “A 1”, “B 1”, “N 1”, and “N 2” preferred shares. The Series “A 1” and “B 1” preferred shares have full voting rights, and the Series “N 1” and “N 2” preferred shares have limited voting rights. The Series “N 1” and “N 2” preferred shares are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for, and held by Mexican and non-Mexican investors. Series “N 2” preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A. de C.V.

In November, 2002, as previously approved by the Shareholders’ Meeting held on March 5, 2002, the Company issued 356,433 Series “N”, Class II, non par value, limited voting rights, shares of the capital stock of the Company in connection with the exercise of certain signing bonuses granted to several officers of the Company as stock options during 2001 and 2002. Additionally, the Company authorized the grant of a special retention bonus to its officers in connection with the consummation of the Exchange Offer and Consent Solicitation, in the form of cash and option to purchase an aggregate amount of 462,936 Series “N”, Class II, non par value, limited voting rights shares at a strike price per share of $0.4927. The executive officers used the cash to exercise the options at the grant date.

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

A resolution of the Extraordinary Shareholders’ Meeting, held on February 21, 2000, modified the equity structure of the Company by converting 50% of Series “N” shares into new shares of Series “C” shares, at a rate of 1:1. The new Series “C” shares have full voting and economic rights. They can only be subscribed by the agent acting as trustee of a Neutral Investment Trust incorporated in accordance with Mexican Foreign Investment Law. The trust in turn issues CPOs. Statutorily, the Trustee must vote the Series “C”shares in the same manner as the majority of the Series “A” shares are voted. The corporate governance of the Company was not affected. At the same Shareholders’ Meeting the conversion of 255,000 Series “A” shares into 127,500 Series “C” shares and 127,500 Series “N” shares and the conversion of 245,000 Series “B” shares into 122,500 Series “C” shares and 122,500 Series “N” shares was also approved.

As of December 31, the Company’s outstanding shares were:

	2003	2002	2001
Capital stock:
Series “A”	1,276,428	1,276,428	1,276,428
Series “A 1”	6,088,896	6,088,896	—
Series “B”	1,226,373	1,226,373	1,226,373
Series “B 1”	5,848,209	5,848,209	—
Series “C”	—	—	5,622,822
Series “N”	12,237,513	12,065,013	5,622,822
Series “N 1”	122,468,441	122,468,441	—
Series “N 2”	26,867,820	26,867,820	—

Total issued and outstanding	176,013,680	175,841,180	13,748,445

	2003	2002	2001
Authorized and not outstanding:
Series “C”	—	—	1,679,866
Series “N”	26,603,926	38,001,255	1,679,866

Total authorized	202,617,606	213,842,435	17,108,177

As of December 31, 2003 and 2002, the total outstanding shares, 765,714 Series “A” shares and 763,113 Series “B” shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom’s capital stock, while the remaining “A”, “A-1”, “B”, “B-1”, “N”, “N-1” and “N-2” Series shares represent the variable portion of the capital stock.

Under the May 1998 Security holders Agreement, as amended and restated on August 18, 2000, if the Company registered any equity securities for a primary or secondary public offering prior to May 21, 2002, it must have permitted parties to the Security holders Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series “N” shareholders will have the right to retain an investment banker to: (a) sell substantially all of the assets of the Company; (b) merge or consolidate into another company, or (c) require parties to the Shareholders Agreement to sell their shares and distribute the proceeds to the shareholders. These rights were eliminated from the new Amended and Restated Security holders Agreement executed on April 29, 2002. However, certain shareholders of the Company maintain the right to request the Company, from time to time, to make the Company to register its securities in order to have a public offering. As of December 31, the Company’s capital stock consists of:

	2003		2002
Capital stock	Ps.	1,685,569	Ps.	1,685,569
Restatement for effects of inflation		67,027		67,027

Total capital stock	Ps.	1,752,596	Ps.	1,752,596

On December 31, 2002 based on the Mexican Corporate Law (Ley General de Sociedades Mercantiles) Article 19, the Company compensated its restated additional paid in capital and the effects of inflation in capital stock by Ps.891,601 and Ps.136,654, respectively, against Ps.1,028,255 of accumulated losses.

NOTE 15 — ACCUMULATED DEFICIT:

Dividends, either in cash or other forms, paid by the Company will be subject to income tax in accordance with the Mexican Income Tax Law if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law, as follows:

•	Dividends paid to companies, resident in Mexico, will be subject to a 35% income tax to be paid by the companies paying the dividend and applied to the result of multiplying the dividends paid by a factor of 1.5385.

•	Dividends paid to individuals or foreign residents will be subject to a withholding tax of 5% applied to the result of multiplying the dividends paid by a factor of 1.5385 (1.5150 if dividends are paid to Mexican individuals from earnings that have been subject to Mexican income taxes).

The Company has never generated distributable profits. Any dividends declared will be paid in Mexican pesos.

NOTE 16 — POSITION IN FOREIGN CURRENCY:

As of December 31, the Company’s foreign-currency position is as follows:

	2003		2002
U.S. dollars:
Assets		$5,452		$10,244
Liabilities		(190,274)		(187,640)

Net liabilities in U.S. dollars		($184,822)		($177,396)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	11.24	Ps.	10.43

The Company currently does not hedge any of its foreign-denominated assets or liabilities.

NOTE 17 — INCOME TAX, ASSET TAX AND TAX-LOSS CARRYFORWARDS:

The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, which are computed by each legal entity.

Maxcom has had tax losses since inception and accordingly has not been subject to current income taxes or provided for deferred income taxes. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes. The income tax showed in the statement of operations corresponds to Maxcom Servicios Administrativos, S.A. de C.V. (“MSA”).

Asset tax is calculated at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such year. The Mexican government waives this tax for the first two years of a company’s operations. The asset tax reflected in the statement of operations corresponds to Maxcom and Corporativo by Ps.12,284 and Ps.22, respectively.

The components of deferred income tax assets (liabilities) at December 31 are as follows:

	2003		2002
CURRENT:
Allowance for doubtful accounts	Ps.	20,552	Ps.	11,350
Inventory		(6,089)		(6,767)
Prepaid expenses		(17,708)		(12,591)
Accruals		50,300		—

Total current		47,055		(8,007)

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses, net.		(230,216)		(333,527)
Asset tax payments		19,696		6,849
Tax loss carryforwards		983,324		835,707

Total non-current		772,804		509,030

Net deferred income tax assets before valuation allowance		819,859		501,022
Valuation allowance		(819,859)		(501,022)

Net deferred income tax assets (liabilities)	Ps.	—	Ps.	—

In accordance with Mexican Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years. As of December 31, 2003, the Company’s restated cumulative tax losses were:

Fiscal			Expiration
year incurred	Amount		year
1996	Ps.	7,235	2006
1997		25,814	2007
1998		165,956	2008
1999		421,471	2009
2000		565,881	2010
2001		784,878	2011
2002		839,158	2012
2003		262,493	2013

	Ps.	3,072,886

NOTE 18 — COMMITMENTS AND CONTINGENCIES:

At December 31, 2003, the Company had the following commitments:

a)	Lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Ps.55,615, Ps.68,124 and Ps.69,850 in 2003, 2002 and 2001. The schedule of estimated future minimum lease payments is as follows:

	2003
2004	Ps.	28,222
2005		20,904
2006		16,311
2007		14,009
2008 and thereafter		94,497

	Ps.	173,943

b)	Previous corporate building lease agreement (Magdalena building):

In September 2002, the Company commenced actions before the Lease Courts for the Federal District of Mexico against the landlord of the Magdalena building, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was its former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

In May 2003, the Company reached an agreement with the landlord. Pursuant to this agreement, the Company retained a leasehold interest through May 2013 on the first floor, where one of its Lucent 5ESS switches is located, the roof-top, where they have three microwave transmission antennas and a part of the basement, which is used for parking and to place some of the electric equipment that supports the switch. The Company was also released from its lease obligation for approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back to October 2002. In exchange for the concessions granted by the landlord and the new lease agreement, Maxcom has agreed to pay $2,700, which has been paid in installments from May 2003 to May 2004.

c)	Current corporate building lease agreement:

The Company entered into a new 5-year renewable building lease on July 26, 2001, which is denominated in U.S. dollars. The schedule of future minimum lease payments on said lease is as follows:

2003
2004	$2,575
2005	2,638
2006	2,702
2007	461

$8,376

d)	Contingency regarding Concessions:

The terms of the concessions require that the Company satisfy a number of technical, build out and financial conditions. In January 2003 the Company requested an extension from the COFETEL, to comply with its obligations to provide coverage in certain towns and cities in accordance with the terms of its local and long distance concessions. In August 2003, the Company received a notification in which the COFETEL granted an extension of six months to comply with the respective requirements. The extension expired on February 5, 2004 and the Company is currently preparing a communication to the COFETEL in which the Company will demonstrate its compliance with the technical, build out, and financial conditions. A failure to comply with any of the terms of the concessions or to obtain a waiver or extension could result in the early termination of any of the concessions. The Mexican government would not be required to compensate the Company in case of such termination. If any of the concessions were to be terminated, the Company could be unable to engage in its core business.

NOTE 19 — REVENUE BY GEOGRAPHICAL LOCATION:

The Company’s concession title requires a revenue report by geographic location as follows:

			Center-
Services	Metropolitan		South		Total
Year ended December 31, 2003:
Local	Ps.	387,386	Ps.	233,164	Ps.	620,550
Long distance		68,069		42,982		111,051
Rent of dedicated links		2,979		521		3,500
Sales of customer premise equipment		14,424		1,901		16,325
Lease of capacity		14,026		—		14,026
Other		178		—		178

	Ps.	487,062	Ps.	278,568	Ps.	765,630

			Center-
Services	Metropolitan		South		Total
Year ended December 31, 2002:
Local	Ps.	286,019	Ps.	181,887	Ps.	467,906
Long distance		36,039		33,971		70,010
Rent of dedicated links		4,602		571		5,173
Sales of customer premise equipment		4,033		2,006		6,039
Lease of capacity		177		—		177
Other		3,959		3,987		7,946

	Ps.	334,829	Ps.	222,422	Ps.	557,251

			Center-
Services	Metropolitan		South		Total
Year ended December 31, 2001:
Local	Ps.	201,793	Ps.	84,316	Ps.	286,109
Long distance		21,757		16,635		38,392
Rent of dedicated links		2,495		—		2,495
Sales of customer premise equipment		3,955		1,907		5,862
Lease of capacity		207		—		207
Other		11,093		1,366		12,459

	Ps.	241,300	Ps.	104,224	Ps.	345,524

NOTE 20 — STOCK OPTION PLANS:

a.	Employee stock option plans

i.	Executive stock option plan -

In May 1998, the Company implemented an executive stock option plan. This plan provided that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to whom options to purchase Series “N” shares were granted, as well as the terms of those options.

Generally, options were awarded once certain criteria were met and vested either immediately or over four years (20% upon grant and 20% each year thereafter). In the event the employee ceases to be employed by the Company, all unvested options are forfeited. Options expire ten years from the date of grant.

At December 31, 2003, 256,094 options under the plan are fully vested and exercisable.

ii.	New executive stock option plan.

The Company implemented a new executive stock plan, covering services rendered during the years 2001, 2002 and 2003. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series “N” stock. The granting of options for the fourth level, which is comprised of the junior most management, is discretionary.

The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the board of Directors. Vesting is 20% upon grant and 20% per year for the next four years. Options were granted during the second quarters of 2003 and 2002 of 1,098,553 and 1,571,388 and exercise prices of U.S.$0.4927 and U.S.$0.5912, respectively. Options will be granted during the second quarter of 2004 at an exercise price of U.S.$0.7094 per share. Options expire ten years from the date of grant.

iii.	Board of Directors and members of various committees

Members of the Board and of the various committees of the Company are entitled to receive an option to purchase 2,500 series “N” shares at an exercise price of $0.01 per share, each time the member attends a meeting. The Chairman of the Board is entitled to receive 5,000 shares each time(s) he attends a meeting. At December 31, 2003, there are 665,003 options granted and outstanding for meetings attended during 2001, 2002 and

2003. The options are immediately vested and non-forfeitable, expiring in 3 years after the date of grant.

iv.	Signing and other bonuses

During the years 2000, 2001 and 2002 the Company granted to its top officers signing bonuses totalling 366,433 options to purchase series N shares at an exercise price of $0.01 per share. On November 2002, the executives exercised 356,433 of these options, the remaining 10,000 options had expired as of December 31, 2003.

In November 2002, the Company granted various officers a special bonus in the form of options to purchase 462,936 series N shares at a strike price of U.S.$0.4927 per share. The executives exercised these options at the time of granting.

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

Additionally, on April 29, 2002 an officer was granted 3,626,959 options with an exercise price of $0.049 per share. At December 31, 2003, 1,886,019 of these share are vested and excercisable.

During 2003 a signing bonus to a new executive was granted of 100,000 options with an exercise of $0.01 per share.

Compensation expense is determined based on the market or fair-value price of the stock at the measurement date less the amount, if any, that the employee is required to pay for the stock.

In connection with the all of the above described plans, the Company recognized compensation expense of Ps.8, Ps.13,647 and Ps.1,446 during 2003, 2002 and 2001.

A summary of the changes of the stock options for employees for the year ended December 31, is presented in the next page (in thousands of shares):

	2003		2002		2001
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	17,413	$0.57	1,721	$10.12	714	$10.12
Granted	1,441	0.27	17,832	0.34	1,008	13.25
Exercised	173	0.01	829	0.28	—	—
Forfeited	11,688	0.33	1,311	5.43	1	11.01

Outstanding at the end of the year	6,993	0.97	17,413	0.57	1,721	11.95

Options exercisable at the end of the year	3,874	1.09	15,172	0.51	447	8.28

Weighted-average fair value of options granted during the year (expressed in U.S. dollars)		$0.12		$0.19		$0.21

The following table summarizes the stock options outstanding for employees (in thousand of shares):

						Exercisable
		Outstanding				Weighted-
						average
	Range of		Remaining	Exercise		exercise
	Prices	Number	life	price	Number	price
December 31, 2003	$0.01	593	1.55	$0.01	593	$0.01
	0.49	4,967	8.30	0.49	2,806	0.49
	0.59	1,099	9.25	0.59	220	0.59
	8.7	33	5.24	8.70	33	8.70
	10.45	190	6.25	10.45	179	10.45
	12.55	112	7.25	12.55	45	12.55

December 31, 2002	$0.01	4,380	8.67	$0.01	4,380	$0.01
	0.49	12,697	9.33	0.49	10,536	0.49
	8.7	33	6.33	8.70	33	8.70
	10.45	190	7.33	10.45	179	10.45
	12.55	112	8.33	12.55	45	12.55

December 31, 2001	$0.01	87	9.41	$0.01	87	$0.01
	8.7-10.45	713	8.06	10.12	319	9.98
	12.55-15.06	921	9.28	14.50	41	12.55

b.	Warrants for services rendered

i.	Nissho Iwai American Corp. stock options:

On March 24, 1998, the Company granted options to Nissho Iwai 337,471 Series “N” shares at fixed exercise prices per share of $10.87, vesting immediately and expiring March 2005. These options were issued in connection with a financing agreement and their cost was to be amortized over the 7-year life of the financing. However, as the financing agreement was terminated in March of 2000, the remaining unamortized balance was expensed in 2000. All of these options are vested and are exercisable at December 31, 2003.

ii.	CT Global Telecommunications, Inc. (“CTGT”) stock options:

On May 21, 1998, the Company granted options to CTGT for up to 250,000 Series N shares at an exercise price of $8.70. In return, CTGT agreed to manage the construction of the Company’s telephone network, provide engineering services, and run their day-to-day telephone operations. These services were all completed and the compensation charges expensed in prior years. The options expire 2 years after CTGT disposes of their equity participation in Maxcom. The right to these options is based on certain performance criteria. The cost of the options was valued using the Black Scholes model and was expensed as the options were earned.

Pursuant to the capital restructuring in April 2002, the Company authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. All of these options are vested and are exercisable at December 31, 2003.

iii.	Bachow and Associates (“Bachow”) stock options:

On May 21, 1998, Bachow was given the opportunity to earn up to 100,000 series N shares at an exercise price of $8.70 expiring two years after Bachow Investment Partners III L. P. disposes of its current equity participation in Maxcom. Bachow’s right to exercise the options was subject to performance objectives which were met as of December 31, 2000 providing Bachow the right to exercise all of the options at that date. The shares subject to this option agreement are limited to a maximum gain of $40.00 per share. Bachow may elect to have the Company finance up to 95% of the exercise price with a 7-year term non-recourse loan that will be secured by the shares upon exercise.

Pursuant to the capital restructuring of the Company consummated during April 2002, the Company authorized the issuance of options to purchase additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduce the original strike price of the 100,000 options to U.S. $3.06 per share, as partial anti-dilution protection.

In addition, on April 28, 2000, the Company issued options to purchase 94,000 shares at an exercise price of $0.01 for management services rendered from Bachow, L. A. Strategic Partners II LLP and BancAmerica International Investment Corporation. The cost of these options was also expensed as incurred.

Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share, as partial anti-dilution protection.

iv.	Warrants in connection with the offering of the Notes:

During the year ended December 31, 2000, the Company granted to the bondholders, initial purchasers and underwriters of the Senior Notes up to 876,491 warrants to purchase an equivalent amount of Series “N” shares at an exercise price of $0.01 per share (or $0.02 per CPO). These warrants were valued at approximately $9,300 which was recorded as a discount on the notes based on a proportionate calculation. This discount is being amortized as additional interest expense over the original life of the Senior Notes. The warrants vested immediately upon grant and have a 7 year term.

v.	Amsterdam Pacific

On May 21, 1998, the Company granted options to Amsterdam for advisory services rendered for up to 24,425 Series N shares at an exercise price of $8.70, expiring May 21, 2003. These services were all completed and the compensation charges expensed in prior years.

vi.	BancAmerica International Investment Corporation

The Company issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share, as partial anti-dilution protection.

vii.	LA Strategic Capital Partners II

The Company issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share, as partial anti-dilution protection.

viii.	Bachow & Associates, Inc.

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

A summary of the changes of the stock options for non-employees for the years ended December 31 is presented below (in thousands of shares):

	2003		2002		2001
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	3,241	$2.36	1,582	$3.83	1,582	$3.83
Granted	—	—	2,103	2.26	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	444	2.42	—	—

Outstanding at the end of the year	3,241	2.36	3,241	2.36	1,582	3.83

Options exercisable at the end of the year	3,241	2.36	3,241	2.36	1,582	3.83

Weighted-average fair value of options granted during the year (expressed in U.S. dollars)		$—		$0.12		$—

The following tables summarizes the stock options outstanding for-non-employees (in thousands):

		Outstanding			Exercisable
			Weighted-average			Weighted-
						average
	Range of		Remaining	Exercise		exercise
	prices	Number	life	price	Number	price
December 31, 2003	$0.01	1,338	2.96	$0.01	1,338	$0.01
	3.06	1,198	1.00	3.06	1,198	3.06
	8.70	362	1.05	8.70	362	8.70

December 31, 2002	$0.01	1,338	3.96	$0.01	1,338	$0.01
	3.06	1,198	2.00	3.06	1,198	3.06
	8.70	362	2.05	8.70	0.362	8.70

December 31, 2001	$0.01	970	5.51	$0.01	970	$0.01
	8.70-10.87	612	3.79	9.90	612	9.90

NOTA 21 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2001, 2002 and 2003:

	Years ended December 31,
	2003		2002		2001
Net loss under Mexican GAAP	(Ps.	367,183)	(Ps.	761,839)	(Ps.	717,791)

Adjustments:
Pre-operating expenses (a)		—		(1,892)		—
Amortization of pre-operating expenses (a)		34,333		33,210		33,181
Capitalization of interest (b)		(460)		(204)		(100)
Amortization of capitalized interest (b)		921		221		(6,375)
Amortization of frequency rights (c)		10,940		443		443
Installation revenues (d)		(30,777)		(5,419)		(5,954)
Installation costs (e)		(47,666)		(78,159)		(18,513)
Debt restructuring (g)		21,053		453,504		—
Capitalized internal compensation cost (h)		122		(2,435)		—

Total U.S. GAAP adjustments		(11,534)		399,269		2,682

Net loss under U.S. GAAP	(Ps.	378,717)	(Ps.	362,570)	(Ps.	715,109)

Weighted-average common shares outstanding, basic		175,927,429		134,738,030		13,748,445

Weighted-average common shares outstanding, diluted		176,013,680		136,597,574		15,176,173

Net loss per share under U.S. GAAP, basic	(Ps.	2.15)	(Ps.	2.69)	(Ps.	52.01)

Net loss per share under U.S. GAAP, diluted	(Ps.	2.15)	(Ps.	2.65)	(Ps.	47.12)

BALANCES AS OF DECEMBER 31,

	2003		2002		2001
Shareholders’ equity (deficit) under Mexican GAAP	Ps.	258,168	Ps.	624,320	(Ps.	209,922)
Accumulated adjustments:
Preoperating expenses (a)		(333,990)		(333,990)		(332,098)
Amortization of preoperating expenses (a)		155,816		121,483		88,273
Capitalization of interest (b)		63,056		63,516		63,720
Amortization of capitalized interest (b)		(15,372)		(16,293)		(16,514)
Amortization of frequency rights (c)		—		(10,940)		(11,383)
Installation revenues (d)		(42,150)		(11,373)		(5,954)
Installation costs (e)		(144,338)		(96,672)		(18,513)
Debt restructuring (g)		(319,444)		(340,497)		—
Capitalized internal compensation cost (h)		(2,313)		(2,435)		—

Total U.S. GAAP adjustments	(Ps.	638,735)	(Ps.	627,201)	(Ps.	232,469)

Shareholders’ deficit under U.S. GAAP	(Ps.	380,567)	(Ps.	2,881)	(Ps.	442,391)

Provided below is an analysis of changes in shareholders’ equity (deficit) under U.S. GAAP:

	Year ended December 31,
	2003		2002		2001
Balance at the beginning of the year	(Ps.	2,881)	(Ps.	442,391)	Ps.	271,710
Net loss under U.S. GAAP		(378,717)		(362,570)		(715,109)
Increase in capital stock		—		656,905		—
Increase in additional paid in capital		1,023		131,607		1,008
Contributions for future increases of capital		—		—		—
Stock options and warrants		8		13,568		—

Balance at the end of the year	(Ps.	380,567)	(Ps.	2,881)	(Ps.	442,391)

a. Preoperating expenses -

Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. Such capitalized expenses are amortized on a straight-line basis after operations commence (May 1999) for a period not exceeding 10 years. Under U.S. GAAP, such pre-operating expenses are expensed as incurred.

b. Capitalization of interest -

In accordance with Mexican GAAP, capitalization of the integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset is optional. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset.

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

c. Frequency rights -

During 2003 the Company adjusted the amortization expense in Mexican GAAP to be consistent with U.S. GAAP, this difference will not exist in future periods.

Under U.S. GAAP, this item should be amortized during the term of the concession beginning at the granting date of the concession by the SCT.

Under Mexican GAAP, through December 31, 2002, frequency rights were amortized on a straight-line method over the term of the concession, from the date the Company commenced operations.

d. Installation revenues-

Mexican GAAP allows, through 2002 where installation is charged to customers, for revenue to be recognized and the related expenses recorded immediately when the service is rendered. In 2003 they are amortized over the remaining concession period (Year 2017)

Under U.S. GAAP, installation revenues and direct installation costs are deferred and amortized over the expected customer relationship period.

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

Under U.S. GAAP, such items are considered part of operating income. Under U.S. GAAP, consolidated operating loss would have been Ps.233,827, Ps.362,583 and Ps.584,635 for the years ended December 31, 2003, 2002 and 2001.

g. Troubled debt restructuring

Mexican GAAP allows any gain or loss on restructuring to be taken directly to equity at the time of the restructuring and recorded as additional paid in capital. Debt issuance costs from the original issuance of debt continues to be amortized over their original term.

Under U.S.GAAP the debt restructuring qualifies as a “troubled debt restructuring” pursuant to the provisions of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. The debt restructuring was accounted for as a “combination of types” that includes a combination of both a granting of equity interest in the form of warrants and common stock, and a modification of the debt terms where both the principal and interest payments have been reduced. A gain is recognized where the carrying value of the old debt is greater than total future cash payments. To calculate the gain on the restructuring, the carrying value of the old debt is reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring, and compared against the gross future cash gain. The Company has recognized a gain of Ps.428,722 as the total income statement effect at the date of the restructuring.

The payable note recorded under Mexican GAAP represents only the principal of the debt. Under U.S. GAAP the liability represents the principal balance plus all future gross cash payments. The additional loan carrying value for USGAAP reporting purposes results in an additional Ps.15,480 and Ps.16,658 foreign currency loss for the year ended December 31, 2003 and 2002, respectively.

Legal fees and other direct costs incurred by a creditor to effect a troubled debt restructuring are deducted in measuring the gain on the restructuring of payables. Ps.85,425 of debt issuance costs of the restructured debt and Ps.61,382 of direct costs were recorded as part of the restructuring. This reduced the balance of the other assets compared to that recorded under Mexican GAAP.

Ps.29,162 and Ps.19,247 of amortization during the years ended December 31, 2003 and 2002, respectively, has been recognized under Mexican GAAP related to the old debt issuance costs.

The effect of inflation on the combined transaction is a benefit of Ps.7,371 and Ps.21,999 during the years ended December 31, 2003 and 2002, respectively.

h. Capitalized internal compensation cost-

Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures can be capitalized, while under U.S. GAAP, these compensation charges should be expensed. No such amounts were capitalized during 2003.During 2002 there were capitalized Ps.2,435 of compensation charges under Mexican GAAP that should be expensed under U.S. GAAP.

i. Deferred income taxes -

For Mexican GAAP purposes, the Company applies revised Statement D-4 and recognizes future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities-temporary differences- as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.

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

Significant components of deferred income taxes under U.S. GAAP are as follows:

December 31, 2003

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments	Total
Deferred assets:
Allowance for doubtful accounts	Ps.	20,552		Ps.	20,552
Asset tax payments		19,696			19,696
Tax loss carryforwards		983,324			983,324
Accruals		50,300			50,300
Installation revenues		—	13,488		13,488

Deferred tax assets		1,073,872	13,488		1,087,360

Deferred liabilities:
Inventory		(6,089)			(6,089)
Prepaid expenses		(17,708)			(17,708)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(230,216)	42,497		(187,719)
Installation costs			(46,248)		(46,248)
Debt issuance costs on restructuring		—	—		—

Deferred tax liabilities		(254,013)			(257,764)

Net deferred income tax asset before valuation allowance		819,859			829,596
Valuation allowance		(819,859)			(829,596)

	Ps.	—		Ps.	—

December 31, 2002

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		U.S. GAAP
	Balances		adjustments	Total
Deferred assets:
Allowance for doubtful accounts	Ps.	10,683		Ps.	10,683
Asset tax payments		6,849			6,849
Tax loss carryforwards		786,548			786,548
Accruals		—
Installation revenues		—	3,639		3,639

Deferred tax assets		804,080	3,639		807,719

Deferred liabilities:
Inventory		(6,767)			(6,767)
Prepaid expenses		(12,591)			(12,591)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(313,907)	56,392		(257,515)
Installation costs			(30,935)		(30,935)
Debt issuance costs on restructuring		—	(51,292)		(51,292)

Deferred tax liabilities		(333,265)	(25,835)		(359,100)

Net deferred income tax asset before valuation allowance		470,815			448,619
Valuation allowance		(470,815)			(448,619)

	Ps.	—		Ps.	—

j. Statement of changes in financial position -

Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (“SEC”), the

effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Year ended December 31,
	2003		2002		2001
Operating activities:
Net loss under U.S. GAAP	(Ps.	378,717)	(Ps.	362,570)	(Ps.	715,109)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization		244,125		276,731		267,811
Gain on repurchase of debt		—		—		(133,257)
Gain on restructuring of debt		—		(453,504)		—
Fixed asset write-offs		8,012		—		42,545
Allowance for doubtful accounts		50,898		26,263		11,349
Monetary gain		(83,530)		(107,903)		(85,272)
Non recurring charges		8		13,569		25,832
Allowance of inventory obsolescence		3,492		1,284		580
Foreign currency exchange loss		188,614		231,292		56,707

		32,902		(374,838)		(528,814)
Changes in operating assets and liabilities:
Restricted cash		—		205,304		211,675
Accounts receivable		(52,506)		(75,968)		(34,062)
Inventory		(2,296)		9,747		(21,638)
Prepaid expenses		(17,621)		(26,316)		(584)
Accrued expenses and other accounts payable		56,535		65,507		(27,369)

Cash flow (used in) provided by operating activities		6,814		(196,564)		(399,624)
Financing activities:
Proceeds from debt and notes payable		—		—		63,000
Proceeds from issuance of capital stock		—		634,252		—
Repurchase of debt		—				(103,749)

Cash flow provided by (used in) financing activities		—		634,252		(40,749)

Investing activities:
Acquisition of fixed assets		(64,777)		(257,275)		(500,932)
Other assets		(276)		(164,505)		(48,583)

Cash flow used in investing activities		(65,053)		(421,780)		(549,515)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents		(20,354)		(85,252)		(50,786)
Net (decrease) increase in cash and cash equivalents		(78,595)		(69,344)		(1,040,674)

Cash and cash equivalents at beginning of the year		120,331		189,675		1,230,349

Cash and cash equivalents at end of the year		41,736		120,331		189,675

	Year ended December 31,
	2003		2002		2001
Interest paid	Ps.	20,649	Ps.	222,184	Ps.	435,673

Taxes paid	Ps.	23,372	Ps.	2,920	Ps.	826

Supplemental disclosures of non-cash investing and financing activities activities
Capital stock issued in exchange for services	Ps.	—	Ps.	9,725	Ps.	—

Capital stock issued in exchanged for advertising	Ps.	—	Ps.	29,174	Ps.	—

Reduction of notes payable from troubled debt restructuring	Ps.	—	Ps.	646,895	Ps.	—

k. Accounting for stock based compensation -

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

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002.

The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 as interpreted by FIN 44 and present the pro forma disclosures required by SFAS 123 as amended by SFAS 148.

Mexican GAAP has no authoritative standard covering stock based compensation, however the treatment followed in the preparation of the Mexican GAAP financial statements is in compliance with the provisions of U.S. GAAP.

l. Recent U.S. accounting pronouncements -

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the impact that the adoption of EITF 00-21 will have on its financial statements.

m. Condensed consolidating financial information -

As mentioned in Note 12, in March 2000 the Company issued U.S.$300 million of senior unsecured notes (“Old Notes”) as part of its financing program and in April and July 2002, the Company restructured the majority of the original $300 million in debt and issued additional senior, unsecured notes (“New Notes”). The Old Notes and the New Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company’s subsidiaries, Corporativo and MSA (“Guarantor Subsidiaries”). The subsidiaries guarantee is full and unconditional.

The Company has not presented separate financial statement and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2003:
Cash and cash equivalents and restricted cash	Ps.	41,648	Ps.	88	Ps.		Ps.		Ps.	41,736
Accounts receivable — net		125,386		168		9,195		(8,318)		126,431
Inventory — net		18,451								18,451
Prepaid expenses		53,432		109		119				53,660
Frequency rights — net		96,272								96,272
Telephone network system and equipment — net		1,537,430								1,537,430
Preoperating expenses — net		179,626								179,626
Intangible assets — net		390,866								390,866
Other assets		27,991		167						28,158

Total assets	Ps.	2,471,102	Ps.	532	Ps.	9,314	(Ps.	8,318)	Ps.	2,472,630

Total liabilities	Ps.	2,212,934	Ps.	2,267	Ps.	13,452	(Ps.	14,191)	Ps.	2,214,462

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,754,064		82		56		(138)		1,754,064
Accumulated deficit		(1,495,896)		(1,817)		(4,194)		6,011		(1,495,896)

Total shareholders’ equity		258,168		(1,735)		(4,138)		5,873		258,168

Total liabilities and shareholders’ equity	Ps.	2,471,102	Ps.	532	Ps.	9,314	(Ps.	8,318)	Ps.	2,472,630

Total shareholders’ equity under Mexican GAAP	Ps.	258,168	(Ps.	1,735)	(Ps.	4,138)	Ps.	5,873	Ps.	258,168
Preoperating expenses		(333,990)								(333,990)
Amortization of preoperting expenses		155,816								155,816
Capitalization of interest		63,056								63,056
Amortization of capitalized interest		(15,372)								(15,372)
Installation revenues		(42,150)								(42,150)
Installation costs		(144,338)								(144,338)
Debt restructuring		(319,444)								(319,444)
Bonues capitalization		(2,313)								(2,313)

Total shareholders’ equity under U.S. GAAP	(Ps.	380,567)	(Ps.	1,735)	(Ps.	4,138)	Ps.	5,873	(Ps.	380,567)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2003:
Revenues	Ps.	765,630	Ps.	45,479	Ps.	184,549	(Ps.	230,028)	Ps.	765,630
Operating cost and expenses		(997,688)		(45,530)		(184,709)		231,194		(996,733)
Integral (cost) income of financing		(123,301)		79		202				(123,020)
Other (income) expenses		(11,824)		(20)		(613)		(603)		(13,060)

Net (loss) income	(Ps.	367,183)	Ps.	8	(Ps.	571)	Ps.	563	(Ps.	367,183)

Net (loss) income for the year under Mexican GAAP	(Ps.	367,183)	Ps.	8	(Ps.	571)	Ps.	563	(Ps.	367,183)
Amortization of preoperating expenses		34,333								34,333
Capitalization of interest		(460)								(460)
Amortization of capitalized interest		921								921
Amortization of frequency rights		10,940								10,940
Installation revenues		(30,777)								(30,777)
Installation costs		(47,666)								(47,666)
Debt restructuring		21,053								21,053
Bonus Capitalization		122								122

Net loss (income) for the year under U.S. GAAP	(Ps.	378,717)	Ps.	8	(Ps.	571)	Ps.	563	(Ps.	378,717)

Statement of Changes in Financial Position for the Year Ended December 31, 2003:
Net (loss) income	(Ps.	367,183)	Ps.	8	(Ps.	571)	Ps.	563	(Ps.	367,183)
Depreciation and amortization		336,174								336,174

Net change in working capital		(3,971)		(7,386)		(4,187)		(563)		(16,107)

Resources (used in) provided by operating activities		(34,980)		(7,378)		(4,758)				(47,116)

Financing activities:
Additional paid in capital		1,031								1,031
Proceeds from loans and notes payable		92,855								92,855

Resources used in financing activities		93,886								93,886

Investing activities:
Telephone network systems and equipment		(109,280)								(109,280)
Intangible assets		(15,809)								(15,809)
Other assets		(284)		8						(276)

Resources (used in) provided by investing activities		(125,373)		8						(125,365)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(66,467)		(7,370)		(4,758)				(78,595)
Beginning balances		108,115		7,458		4,758				120,331

Ending balances	Ps.	41,648	Ps.	88	Ps.		Ps.		Ps.	41,736

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2002:
Cash and cash equivalents and restricted cash	Ps.	108,114	Ps.	7,459	Ps.	4,758	Ps.		Ps.	120,331
Accounts receivable — net		129,521		279		15,475		(15,250)		130,024
Inventory — net		19,901								19,901
Prepaid expenses		37,030								37,030
Frequency rights — net		108,572								108,572
Telephone network system and equipment — net		1,651,338								1,651,338
Preoperating expenses — net		212,506								212,506
Intangible assets — net		442,860								442,860
Other assets		30,595		174						30,769

Total assets	Ps.	2,740,437	Ps.	7,912	Ps.	20,233	(Ps.	15,250)	Ps.	2,753,331

Total liabilities	Ps.	2,116,117	Ps.	9,655	Ps.	23,800	(Ps.	20,560)	Ps.	2,129,011

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,753,033		82		56		(138)		1,753,033
Accumulated deficit		(1,128,713)		(1,825)		(3,623)		5,448		(1,128,713)

Total shareholders’ equity		624,320		(1,743)		(3,567)		5,310		624,320

Total liabilities and shareholders’ equity	Ps.	2,740,437	Ps.	7,912	Ps.	20,233	(Ps.	15,250)	Ps.	2,753,331

Total shareholders’ equity under Mexican GAAP	Ps.	624,320	(Ps.	1,743)	(Ps.	3,567)	Ps.	5,310	Ps.	624,320
Preoperating expenses		(333,990)								(333,990)
Amortization of preoperating expenses		121,483								121,483
Capitalization of interest		63,516								63,516
Amortization of capitalized interest		(16,293)								(16,293)
Amortization of frequency rights		(10,940)								(10,940)
Installation revenues		(11,373)								(11,373)
Installation costs		(96,672)								(96,672)
Debt restructuring		(340,497)								(340,497)
Bonus capitalization		(2,435)								(2,435)

Total shareholders’ equity under U.S. GAAP	(Ps.	2,881)	(Ps.	1,743)	(Ps.	3,567)	Ps.	5,310	(Ps.	2,881)

Statements of Operations for the year ended December 31, 2002:
Revenues	Ps.	557,251	Ps.	94,328	Ps.	202,561	(Ps.	296,889)	Ps.	557,251
Operating cost and expenses		(990,623)		(94,195)		(205,797)		298,289		(992,324)
Integral (cost) income of financing		(321,895)		122		316				(321,461)
Other		(6,572)		(57)		(957)		2,279		(5,305)

Net (loss) income	(Ps.	761,839)	Ps.	198	(Ps.	3,877)	Ps.	3,679	(Ps.	761,839)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Net (loss) income for the year under Mexican GAAP	(Ps.	761,839)	Ps.	198	(Ps.	3,877)	Ps.	3,679	(Ps.	761,839)
Preoperating expenses		(1,892)								(1,892)
Amortization of preoperating expenses		33,210								33,210
Capitalization of interest		(204)								(204)
Amortization of capitalized interest		221								221
Amortization of frequency rights		443								443
Installation revenues		(5,419)								(5,419)
Installation costs		(78,159)								(78,159)
Debt restructuring		453,504								453,504
Bonus capitalization		(2,435)								(2,435)

Net loss (income) for the year under U.S. GAAP	(Ps.	362,570)	Ps.	198	(Ps.	3,877)	Ps.	3,679	(Ps.	362,570)

Statement of Changes in Financial Position for the Year Ended December 31, 2002:
Net (loss) income	(Ps.	761,839)	Ps.	198	(Ps.	3,877)	Ps.	3,679	(Ps.	761,839)
Gain on repurchase of debt		(325)						325
Depreciation and amortization		330,192								330,192

Net change in working capital		(89,273)		3,673		(10,959)		4,004		(77,983)

Resources (used in) provided by operating activities		(342,699)		3,871		(14,836)				(353,664)

Financing activities:
Issuance of capital stock		816,485								816,485
Additional paid-in capital		779,596								779,596
Proceeds from loans and notes payables		(762,614)								(762,614)

Resources used in financing activities		833,467								833,467

Investing activities:
Preoperating expenses		(1,892)								(1,892)
Telephone network systems and equipment		(380,998)								(380,998)
Intangible assets		(170,019)		114						(169,905)
Other assets		3,789		(141)						3,648

Resources (used in) provided by investing activities		(549,120)		(27)						(549,147)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(58,352)		3,844		(14,836)				(69,344)
Beginning balances		166,467		3,614		19,594				189,675

Ending balances	Ps.	108,115	Ps.	7,458	Ps.	4,758	Ps.		Ps.	120,331

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2001:
Cash and cash equivalents and restricted cash	Ps.	166,467	Ps.	3,614	Ps.	19,594	Ps.		Ps.	189,675
Short and long term restricted cash		205,303								205,303
Accounts receivable — net		98,951		723		481		(7,857)		92,298
Inventory — net		31,337								31,337
Prepaid expenses		11,323								11,323
Frequency rights — net		115,219								115,219
Telephone network system and equipment — net		1,504,438								1,504,438
Preoperating expenses — net		243,824								243,824
Intangible assets — net		329,085		107						329,192
Other assets		34,381		31						34,412

Total assets	Ps.	2,740,328	Ps.	4,475	Ps.	20,075	(Ps.	7,857)	Ps.	2,757,021

Total liabilities	Ps.	2,950,251	Ps.	6,416	Ps.	19,765	(Ps.	9,488)	Ps.	2,966,944

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,185,207		82		56		(138)		1,185,207
Accumulated equity (deficit)		(1,395,130)		(2,023)		254		1,769		(1,395,130)

Total shareholders’ equity (deficit)		(209,922)		(1,941)		310		1,631		(209,922)

Total liabilities and shareholders’ equity (deficit)	Ps.	2,740,328	Ps.	4,475	Ps.	20,075	Ps.	(7,857)	Ps.	2,757,021

Total shareholders’ equity (deficit) under Mexican GAAP	(Ps.	209,922)	(Ps.	1,941)	Ps.	310	Ps.	1,631	(Ps.	209,922)
Preoperating expenses		(332,098)								(332,098)
Amortization of preoperting expenses		88,273								88,273
Capitalization of interest		63,720								63,720
Amortization of capitalized interest		(16,514)								(16,514)
Amortization of frequency rights		(11,383)								(11,383)
Installation revenues		(5,954)								(5,954)
Installation costs		(18,513)								(18,513)

Total shareholders’ equity (deficit) under U.S. GAAP	(Ps.	442,391)	(Ps.	1,941)	Ps.	310	Ps.	1,631	(Ps.	442,391)

Statements of operations for the year ended December 31, 2001:
Revenues	Ps.	345,524	Ps.	146,683	Ps.	113,283	(Ps.	259,966)	Ps.	345,524
Operating cost and expenses		(933,364)		(146,445)		(113,082)		259,966		(932,925)
Integral income cost of financing		(60,845)		(200)		50				(60,995)
Other income (expense)		(69,107)		481		3		(772)		(69,395)

Net (loss) income	(Ps.	717,791)	Ps.	519	Ps.	254	(Ps.	772)	(Ps.	717,791)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Net (loss) income for the year under Mexican GAAP	(Ps.	717,791)	Ps.	519	Ps.	254	(Ps.	772)	(Ps.	717,791)
Preoperating expenses		33,181								33,181
Capitalization of interest		(100)								(100)
Amortization of preoperating expenses		(6,375)								(6,375)
Amortization of frequency rights		443								443
Installation revenues		(5,954)								(5,954)
Installation costs		(18,513)								(18,513)

Net (loss) income for the year under U.S. GAAP	(Ps.	715,109)	Ps.	519	Ps.	254	(Ps.	772)	(Ps.	715,109)

Statement of Changes in Financial Position for the year ended December 31, 2001:
Net (loss) income	(Ps.	717,791)	Ps.	519	Ps.	254	(Ps.	772)	(Ps.	717,791)
Non recurring charges		68,377								68,377
Gain of repurchase of debt		(133,257)								(133,257)
Depreciation and amortization		295,062								295,062

Net change in working capital		(487,610)		519		254		(772)		(487,609)

Resources (used in) provided by operating activities		(392,053)		2,614.		19,538				(369,901)

Financing activities:
Issuance of capital stock		1,008								1,008
Repurchase of debt		(103,749)								(103,749)

Resources provided by financing activities		(102,741)								(102,741)
Investing activities:
Telephone network systems and equipment		(519,448)								(519,448)
Intangible assets		(8,031)								(8,031)
Other assets		(40,608)				56				(40,552)

Resources used in investing activities		(568,087)				56				(568,031)

Cash and cash equivalents:
Increase (decrease) during the period		(1,062,881)		2,614		19,594				(1,040,673)
Beginning balances		1,229,348		1,000						1,230,348

Ending balances	Ps.	166,467	Ps.	3,614	Ps.	19,594	Ps.		Ps.	189,675

m. Valuation and Qualifying Accounts -

(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2003)

		Balance at			Charged to						Balance at
		beginning			cost and						end of
		of period			Expenses			Deductions			period
Allowance for doubtful accounts	2003	Ps	.	33.4	Ps	.	50.9	(Ps	.	22.0)	Ps	.	62.3
	2002	Ps	.	20.5	Ps	.	26.3	(Ps	.	13.4)	Ps	.	33.4
	2001	Ps	.	9.5	Ps	.	18.4	(Ps	.	7.4)	Ps	.	20.5
Allowance for obsolete and slow-	2003	Ps	.	0.6	Ps	.	—	(Ps	.	0.3)	Ps	.	0.3
moving supply inventories	2002	Ps	.	0.6	Ps	.	—	Ps	.	—	Ps	.	0.6
	2001	Ps	.	—	Ps	.	0.6	Ps	.	—	Ps	.	0.6
Allowance for obsolete and slow-	2003	Ps	.	13.1	Ps	.	—	(Ps	.	3.5)	Ps	.	9.6
moving network inventories	2002	Ps	.	14.6	(Ps	.	0.2)	(Ps	.	1.3)	Ps	.	13.1
	2001	Ps	.	—	Ps	.	14.6	Ps	.	—	Ps	.	14.6
Allowance for lease penalty	2003	Ps	.	7.9	Ps	.	—	(Ps	.	7.9)	Ps	.	—
	2002	Ps	.	7.4	Ps	.	0.5	Ps	.	—	Ps	.	7.9
	2001	Ps	.	—	Ps	.	7.4	Ps	.	—	Ps	.	7.4

NOTE — 22 SUBSEQUENT EVENTS:

a) Statement C-15:

The provisions of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, went into effect on January 1, 2004. That Statement establishes general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. That study identified a Ps.56,885 ($5,101) impairment loss, which will be recorded after extraordinary items in the income statement for the period commencing January 1, 2004, net of the corresponding deferred income tax.

b) New subsidiary:

On February 3, 2004, “Maxcom USA, Inc.” was incorporated in accordance with the laws of the State of Delaware, U.S.A. This Company is a wholly-owned subsidiary, whose main line of business will be to promote telecommunications services such as international long-distance, data and other value-added services, etc. from Nuevo Laredo border crossing through Mexico.

c) Lease of capacity:

During January 2004 the Company finalized and delivered phase one of the project and billed $2,000 which was recorded in deferred revenue and will be recognized into revenue over the term of the contract. (See Note 4 m.)

d) Default on the terms of the SCT concessions:

The Company has failed to provide the Mexican Telecommunications Minestry (“SCT”) with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of its concessions. The Management is currently negotiating new terms with the SCT to secure the performance of the concessions.

ITEM 19. EXHIBITS

Page
1.	By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. as amended to June 10, 2003.	E-3
2(a). 2(b).	Not applicable.
1.	Indenture dated as of March 17, 2000 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee.	**
2.	Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom Servicios Administrativos, S.A., de C.V. and The Bank of New York, as Trustee.	*
3.
Second Supplemental Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the Bank of New York, as Trustee.
*
2(c).	Not applicable.
1.	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee.	*
2.	Second amended and Restated Securityholders Agreement entered into as of April 29, 2002 among Maxcom and certain existing and new securityholders.	*
4(a).
Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.
**
4(b).
Interconnection Agreement for long distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law.
**
4(c).	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**
4(d).	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998.	**
4(e).	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000).	***
4(f).	Telecommunications Service Agreement dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**
4(g).	Telecommunications Service Agreement dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls services to Maxcom.	**
4(h).	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996.	**
4(i).
Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico.
**
4(j).
Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities.
**

Page
4	(k)
Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico.
*
4	(l).	Concession for a public telecommunications network in Regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**
4	(m).
Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.
**
4	(n)
Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.
**
4	(o).
Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.
**
4	(p).
Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.
**
4	(q).
Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.
**
4	(r).
Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services.
**
4	(s).
Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions.
**
4	(t).	Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent.	***
4	(u)	Dark fiber optic purchase agreement dated as of August 13, 2002 between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V.	****
4	(v)	Transactional Lease Termination Agreement dated as of May20, 2003 among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al..	****
4	(w)	Capacity sale agreement dates as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V. [xxx]
5.		Not applicable.
6.		Computation of earnings per share.
7.		Computation of ratio of earnings to fixed charges.
11		Maxcom’s Code of Ethics.
12.1		Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2		Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1		Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2		Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 No. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2003.

[xxx]	Certain material has been omitted pursuant to a request for confidential treatment request. The places in this document where material has been omitted is marked with and asterisk and brakets “[*].” The omitted material has been filed separetly with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL.	(Asymetrical Digital Suibscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.
Band.	A range of frequencies between two defined limits.
Bandwidth.	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).
Capacity.	Refers to the ability to transmit voice or data over telecommunications networks
Carrier.	A licensed provider of telecommunications transmission services by fiber, wire or radio.
Centrex service.	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.
Churn.	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.
COFETEL.	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.
Digital.	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission / switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.
DSLAM.	Digital Suscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.
E1.	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.
Fiber optic technology.	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams . Because optical signals disperse over distance, they must be regenerated / amplified at sites located along the fiber optic cable. Fiber optic systems using earlier eneration fiber require frequent intervals between regeneration / amplifier sites. Greater distances between regeneration / amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.
Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.
FTTH.	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises / network interface by fiber optic.
Gbps.	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).
Gulf region.	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.
Hertz.	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.
ISDN.	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.
Kbps.	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.
Lambdas.	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.
LAN.	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.
Microwave technology.	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.
Mbps.	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).
Multi-line hunting.	A value-added service that allows for multiple calls to be received with a single telephone number.
PCS.	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.
Point-to-multipoint microwave transmission.	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.
Point-to-point microwave transmission.	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.
POTS.	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.
SCT.	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.
Switch.	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.
Teledensity.	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.
VPN.	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.
Web-hosting.	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.
XDSL.	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ JOSE ANTONIO SOLBES
José Antonio Solbes
June 24, 2004		Chief Financial Officer DATE: