Form 20-F
period 2004-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2005-06-30
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

Senior Step – Up Notes Due 2009
Senior Notes due 2007
13 3/4% Series B Senior Notes Due 2007
Series N-2 Ordinary Participation Certificates

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, no par value, common voting stock	4,508,644
Series A-1 shares, no par value, common voting stock with preferred liquidation rights	6,088,896
Series B-1 shares, no par value, common voting stock with preferred liquidation rights	10,181,950
Series N shares, no par value, without voting rights	10,331,670
Series N-1 shares, no par value, preferred stock with limited voting rights	219,245,038
Series N-2 shares, no par value, preferred stock with limited voting rights	26,867,820

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

are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2004 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

     Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 31, 2004, which was Ps.11.15 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

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

     These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local services, data, Internet and VoIP services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

     The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, including the audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003, and 2004 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements.

     The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants (“MIPA”), which provides for the recognition of certain effects of inflation. See note 23 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the year ended December 31,
	2000		2001		2002		2003		2004		2004(3)
	Thousands of constant December 31, 2004 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	321,137	Ps.	363,459	Ps.	586,176	Ps.	805,371	Ps.	868,214	$77,867
Operating costs and expenses:
Network operating costs		130,072		173,920		227,590		289,343		306,395	27,479
Selling, general and administrative		399,715		497,055		468,916		405,504		374,393	33,578
Depreciation and amortization		242,656		310,379		347,330		353,626		334,886	30,034
Total operating costs and expenses		772,443		981,354		1,043,836		1,048,473		1,015,672	91,093
Operating loss		(451,306)		(617,895)		(457,660)		(243,102)		(147,458)	(13,225)
Integral cost (income) of financing:
Interest expense		482,773		493,598		227,105		31,794		37,483	2,510
Interest income		(118,228)		(88,748)		(4,891)		(4,397)		9,501	852
Gain on repurchase of debt				(140,175)
Exchange loss (gain), net		12,921		(104,957)		225,980		182,117		1,404	127
Gain on net monetary position		(108,751)		(95,558)		(110,050)		(80,111)		(86,168)	(7,728)
Total integral cost of financing		268,715		64,160		338,144		129,403		(47,281)	(4,240)
Nonrecurring charges				71,925
Other income (expense), net		(569)		(206)		2,891		156		792	(71)
Asset tax and income tax						8,474		13,581		28,035	2,514
Net (loss) gain		(720,590)		(755,052)		(801,387)		(386,243)		(129,004)	(11,570)

Net (loss) gain per share, basic		(62.86)		(54.92)		(57.72)		(26.36)		(8.71)	(0.78)
Weighted-average shares outstanding		11,463,667		13,748,445		13,885,006		14,654,063		14,806,980	14,806,980

U.S. GAAP
Net (loss) gain		(672,749)		(752,229)		(381,390)		(398,376)		1,182,481	106,556
Net (loss) gain per share		(58.69)		(54.71)		(27.47)		(27.19)		79.86	7.16

Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	1,294,212	Ps.	199,521	Ps.	126,577	Ps.	43,903	Ps.	60,183	$5,398
Restricted cash		686,632		215,961						5,555	498
Working capital(4)		(76,950)		(43,720)		(19,681)		13,984		(194,253)	(17,422)
Restricted cash to long term										12,682	1,137
Frequency rights, net		128,192		121,198		114,207		101,269		94,277	8,455
Telephone network systems and equipment, net		1,311,715		1,582,531		1,737,057		1,617,231		1,726,300	154,825
Preoperating expenses, net		291,398		256,480		223,536		188,950		153,492	13,766
Intangible assets, net		390,925		346,281		465,848		411,156		366,128	32,837
Rent deposits and other assets		9,479		36,197		32,366		29,620		20,915	1,876
Total assets		4,204,198		2,900,135		2,896,252		2,600,979		2,666,766	239,172
Total liabilities		3,671,026		3,120,954		2,239,525		2,329,410		1,082,409	97,077
Capital stock		1,391,126		1,128,451		1,843,571		1,843,571		2,420,295	217,067

Additional paid-in capital		148,255		118,278		459		1,544		866,612	77,723
Accumulated deficit		(1,006,209)		(1,467,548)		(1,187,303)		(1,573,546)		(1,702,550)	(152,695)
Shareholders’ equity (deficit)		533,172		(220,819)		656,727		271,569		1,584,357	142,095

U.S. GAAP
Shareholders equity (deficit)	Ps.	285,811	Ps.	(465,355)	Ps.	(3,030)	Ps.	(400,322)	Ps.	978,144	$86,659

Other Financial Data:
Mexican GAAP

Capital expenditures(5)		817,607		597,517		577,651		131,872		347,768	31,190
Ratio of earnings to fixed charges(6)		(0.39)		(0.48)		(2.25)		(10.03)		(3.20)	(3.20)
Cash flow (used in) provided by operating activities		(938,441)		(389,102)		(372,026)		(49,560)		267,790	24,016

	As of the year ended December 31,
	2000		2001		2002		2003		2004		2004(3)
	Thousands of constant December 31, 2004 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Cash flow provided (used in) by financing activities		2,848,175		(108,074)		876,731		98,760		96,259	8,633
Cash used in investing activities		(817,607)		(597,517)		(577,651)		(131,872)		(347,768)	(31,190)

U.S. GAAP
Cash (used in) provided by operating activities	Ps.	(858,422)	Ps.	(420,368)	Ps.	(206,767)	Ps.	17,986	Ps.	119,417	$10,710
Cash provided (used in) by financing activities		2,973,954		(42,865)		667,170				173,377	15,549
Cash used in investing activities		(908,588)		(578,039)		(443,674)		(68,429)		(239,563)	(21,485)

Notes to Selected Historical Consolidated Financial Information

(1)	We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements for that year reflect only eight months of operations.

(2)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2004. Restatement into December 31, 2004 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2004. The inflation index used in this annual report for 2000 figures is 1.2070 for 2001 figures is 1.1561 for 2002 figures is 1.0937 and for 2003 figures is 1.0519.

(3)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.11.15 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2004. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(4)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

(5)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(6)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 amounted to Ps.819.8 million, Ps.760.7 million, Ps.793.8 million, Ps.372.7 million, and Ps.117.5 million, respectively.

EXCHANGE RATES

     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 29, 2005 was Ps.10.75 per U.S.$1.00.

	Noon Buying Rate(1)
	Period End	Average(2)	High	Low
2000	9.62	9.470	10.09	9.18
2001	9.16	9.326	9.97	8.95
2002	10.43	9.745	10.43	9.00
2003	11.24	10.846	11.41	10.11
2004	11.15	11.309	11.63	10.80
December 2004			11.33	11.11
January 2005			11.41	11.17
February 2005			11.21	11.04
March 2005			11.33	10.98
April 2005			11.23	11.04
May 2005			11.03	10.89

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for offer and use of proceeds

Not applicable.

D.	Risk factors

Factors relating to Maxcom

We anticipate that we will have negative operating cash flow until we develop a sufficiently large customer base

     The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and until 2003 and expect to generate insufficient cash flows to cover our fixed charges through 2005. This is so even though our fixed charges have decreased significantly as we restructured our financial indebtedness in April 2002 and October 2004. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flows from our core operations.

     If we cannot generate significant revenues, achieve and sustain profitability or generate positive cash flows from operating activities in the future, we will not be able to meet our debt service or working capital requirements, and the value of our securities, as a result, would be materially reduced.

We expect to incur net losses through at least 2005

     Our cash flow from operations for the year 2004 was insufficient to cover our fixed charges. We expect to continue to incur net losses through at least 2005.

We may need additional financing

     We may require additional financing in the future to service our indebtedness and fund our operations. Our budgeted capital expenditures for 2005 of U.S.$35.8 million are premised on our ability to obtain financing for the majority of such amount. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the Senior Notes due 2007, which we refer to in this report as the “old notes” and the terms of the indenture governing the Step-Up Notes due 2009, which we refer to in this report as the “new notes.”

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

     In February 2004 our Chief Engineering Officer resigned. We have subsequently consolidated the responsibilities of this position within the responsibilities of the Chief Operating Officer. In November 2004 our Human Resources Vicepresident resigned. Ms. Veronica Macias, then head of our recruiting area, has taken the responsibilities of the director of human resources.

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

We depend on Telmex for interconnection

     Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements. We use Telmex’s network to service virtually all of our customers. In November 2003, we signed an amendment to our interconnection agreement with Telmex that reduces from 70% to 30% the allowed percentage of imbalance of traffic for the “bill and keep” procedure. A new amendment was executed in August 2004 reducing furthermore the allowed percentage of imbalanced traffic for the “bill and keep” procedure to 15%. This amendment will be effective temporarily until we can reach a definitive agreement with Telmex. We cannot assure what percentage of imbalance of traffic we will finally agree to with Telmex. The interconnection rate remained at U.S.$0.00975 per minute. If allowed percentage for imbalance of traffic for “bill and keep” procedure is exceeded, we cannot assure you that we will be able to offer services at profitable and competitive rates.

Our high leverage could affect our ability to service our debt

     We are highly leveraged. In 2004, our earnings were insufficient to cover fixed charges by an amount equal to Ps.117.5 million (U.S.$10.5 million).

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

     The indenture governing the old notes and the new notes limits but does not prohibit our incurrence of additional indebtedness. We expect to incur additional indebtedness in the future. However, our significant level of indebtedness may impair our ability to raise additional indebtedness on commercially reasonable terms when required or with terms that will not limit our ability to develop our business.

     Furthermore, our significant leverage could adversely affect:

•	our ability to fund capital expenditures, acquisitions or operating losses or to refinance existing indebtedness;

•	our flexibility in planning for, or reacting to, changes in our business and market conditions; and

•	our ability to compete in our markets.

We are and will be subject to restrictive covenants

     The terms of the old notes and the new notes, impose significant operating and financial restrictions. These restrictions affect, and in many respects significantly limit or prohibit, our ability to, among other things:

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

We may not be able to finance an exit transaction repurchase

     We will be required to offer to repurchase all of the old notes and the new notes if an exit transaction, as such term is defined in the indentures governing the old notes and the new notes occurs (unless certain conditions set forth therein are satisfied). However, it is possible that we will not have sufficient funds at the time of the exit transaction to make the required repurchase.

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

We could be negatively affected by the “by-pass” traffic

     Pursuant to regulations of the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which we refer to as “COFETEL,” the only legal way to transport international long distance calls in Mexico is through an authorized international gateway. However, alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico exist. Some estimates show that, given the disparity between international settlement rates and domestic interconnection rates that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that “by-pass” the international settlement rate system. This practice is deemed illegal by COFETEL.

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

     During 2004, we churned 33,410 voice lines (residential and business customer lines). This resulted in an average monthly churn rate of 2.0%. See “Item 5. Operating and Financial Review and Prospects” for a fuller description of voice and wholesale lines.

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

     New competition from cable operators as well as from terrestrial microwave TV providers, who have been recently authorized by the Mexican government to provide bi – directional data and Internet broadband services and to provide the transport of voice services, including VoIP services, acting as “carriers of carriers,” pose a high risk to us. As these cable operators and terrestrial microwave TV providers have a substantial coverage of the cities we are already servicing, and as the cable operators and terrestrial microwave TV providers’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from continue growing.

     Additionally, the Mexican government has granted licenses to new companies for the provision of VoIP telephony services. It is still uncertain how these entrants will affect the local and long distance telephony services in Mexico.

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

     A failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of any of our concessions and the loss of up to Ps.48.2 million in performance bonds that we previously issued to the Mexican Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes). The Mexican government would not be required to compensate us in case of such termination. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

Fraud increases our expenses

     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service and in traffic originated in our network to mobile users under the mode of “calling party pays”. In 2004, our expenses for the prevention and detection of fraud were not significant.

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

     Additionally, the Mexican national elections will be held in July 2006. We cannot predict the impact that this new political landscape will have on the Mexican 2006 elections, the economy and particularly on the growth and deregulation of the telecommunications industry.

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

Changes in tax or other regulations could have an adverse impact on our financial condition

     Effective January 1, 2002, the Mexican Congress expanded the scope of the Special Production and Services Tax Law (Ley del Impuesto Especial Sobre Producción y Servicios), whereby, among other things, a new 10% tax was imposed on the rendering of certain telecommunications and supplementary services an amendment to this law, effective January 1, 2003 confirmed that our core business (the offering of local and long distances services) is not subject to this special tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings, are also not subject to such special tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As of January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.

     The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the Mexican Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes) and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones). These governmental agencies may take regulatory actions that could damage our business.

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

We may lose money because of peso devaluations

     While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 2003, the peso devalued 7.84% relative to the U.S. dollar, and in 2004, the peso revalued 0.8%, relative to the U.S. dollar. In the first five months of 2005, the peso revalued 2.2% relative to the U.S. dollar.

     Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the old notes the new notes and the 13 3/4% Series B Senior Notes due 2007, which we refer to in this report as the “13 3/4% notes”. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours. The peso-to-dollar exchange rate may experience significant devaluations in the future.

Developments in other countries may impact the price of our securities

     We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. Currently, the economic slow down in the United States, the military conflict in Iraq, the threat of terrorism as well as political and financial crisis in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of these crises may worsen, or new crises may occur, which may negatively affect the price of our new notes, the old notes, the 13 3/4% notes and CPOs or our financial condition and results of operations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

     We prepare our financial statements in accordance with Mexican GAAP and are reconciled to U.S. GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 23 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

You may suffer a U.S. dollar shortfall if you obtain a judgment against us or a distribution in bankruptcy

     In the event you are awarded a judgment from a court enforcing our U.S. dollar-denominated obligations under either our old or new notes or the liquidation preference under our series N-2 preferred shares, we will have the right to discharge our obligations by paying you in pesos at the exchange rate in effect on the date of payment of such judgment. Likewise, if we are declared bankrupt, we will have the right to discharge our obligations by paying our creditors in pesos at the exchange rate in effect on the date of the declaration of such bankruptcy.

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

     You should also be aware that in the event we are declared bankrupt by a Mexican court or if we are subject to a bankruptcy reorganization proceeding (concurso mercantil) in such court, our debt obligations, including the new notes, the old notes and the 13 3/4% notes, if any, will cease to accrue interest and payment of any of our debt obligations would depend on the outcome of the bankruptcy reorganization proceedings, which are often very lengthy.

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

High inflation rates in Mexico may decrease demand for our services while increasing our costs

     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 9.0%, 4.4%, 5.7%, 4.0% and 5.2% in 2000, 2001, 2002, 2003 and 2004, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs

     Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged, 15.2%, 11.3%, 7.1%, 6.2% and 6.8% for 2000, 2001, 2002, 2003 and 2004, respectively. Although we do not currently have any peso-denominated debt, if we need to incur such debt in the future, it will likely be at high interest rates.

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

     We commenced commercial operations on May 1, 1999. We are currently offering local, long distance Internet, VoIP services, public telephony, other value-added services and data services in Mexico City and the cities of Puebla and Querétaro.

     For the five years ended December 31, 2004, we invested approximately Ps.2,160.6 million in capital expenditures, primarily for the buildout of our infrastructure.

     For 2005, we plan to invest approximately U.S.$35.8 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent approximately Ps.84.1 million (approximately U.S. $7.4 million) by March 31, 2005.

B.	Business overview

     We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance, data, Internet, public telephony, VoIP telephony and other value-added services to targeted niched markets, as well as small and medium-sized businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico, Puebla and Querétaro, where we currently operate, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. We plan to expand our operations areas to Toluca, Guadalajara and Monterrey during 2005, where we intend to replicate our business model through our own sales force or through other distribution channels. We believe that extending our commercial footprint will have a positive effect also in Mexico City, enabling us to compete in new segments with companies that have several facilities throughout Mexico. See below “—Our markets—Concession areas” for a fuller description of the nationwide concession.

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

     As of December 31, 2004, we had in service three state-of-the-art Lucent Technologies 5ESS switches.

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

     We position ourselves as a fully integrated telecommunications provider for our customers. In addition to our existing local, long distance, VoIP and data services, we offer value-added products such as broadband (xDSL), high-speed dedicated and dial-up Internet access, domestic and international dedicated lines and VPN. We are currently expanding our product portfolio by adding other services, such as web-hosting and network-managed security services (firewalls) through strategic alliances with third parties.

     In January 2005 we acquired a platform to deliver VoIP services that will allow us to deliver significant value-added services to our existing and new customers, such as hosted PBX functionalities as well as voice virtual private networks.

     On December 23, 2004 we made a strategic alliance with Telemedia to provide “triple play” services in the City of Querétaro, Qro., in which we will provide with Telemedia cable TV, voice and Internet services using the currently installed infrastructure, including last-mile coaxial cable access of Telemedia. “Triple – play” services are provided in conjunction with Telemedia under Maxcom’s trademark.

     According to our market research, our target customers value highly, among other things, quality service, accurate billing and competitive pricing. Our marketing strategy focuses on these key elements:

•	prices that are between 5% to 15% below current market levels;

•	“one-stop-shopping” service, such as our “all-in-one-bill” feature (which allows our customers to receive a single invoice containing all local, long distance, data and Internet services together); and

•	state-of-the-art call center equipped with Customer Relationship Management Program (also known as CRM) application software to receive all customer inquiries including around-the-clock customer care availability.

Strategy

     We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. We have been focused on executing a strategy of growth in our existing markets and expansion in accordance with our nationwide concession. This strategy includes the following components:

Capture unmet demand for telephony services

     We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 17.1 telephone lines per 100 inhabitants as of December 31, 2004 the increasing level of competition and the development of the Mexican economy.

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

     In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in December 2004 our number of lines in service grew by 18.3% and where we installed 14.5% of net additions in the whole state of Puebla according to COFETEL.

     In February 2004, we incorporated a wholly owned subsidiary in the State of Delaware, U.S.A., under the name of Maxcom U.S.A., Inc. Also in February 2004 Maxcom U.S.A., Inc. applied before the Federal Communications Commission (FCC) to obtain a license under section 214 of the Communication Act of 1934, to provide international telecommunications services between the United States and international points, mainly

Mexico (also known as a “214 License”). The U.S. Federal Communication Commission granted the license in March 2004. Maxcom U.S.A., Inc. has not yet initiated significant operations in the U.S.

     In February 2005, we incorporated Maxcom SF, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. This subsidiary will be used as a special purpose vehicle to finance the securitization of Maxcom’s accounts receivable in the future. Maxcom SF has not yet initiated operations in Mexico.

     In May 2005, we incorporated Maxcom TV, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. Also in May, 2005, this subsidiary has requested a license from the Mexican government to provide cable television services for the City of Puebla, Pue.

Our markets

Concession areas

     In February 1997, we were awarded Mexico’s first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we are required to provide services to the cities of Toluca, Edo. Mex.; Celaya, Gto.; Irapuato, Gto.; Leon, Gto.; Guadalajara, Jal.; Aguascalientes, Ags.; San Luis Potosi, SLP; Saltillo, Coah.; Monterrey, N.L.; and Nuevo Laredo, Tamps. by the end of 2014. We started operations in the City of Querétaro in November, 2002.

     We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2000, Mexico City had a population of approximately 16.5 million people, according to INEGI. Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 39.9 telephone lines per 100 inhabitants as of December 31, 2004, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2004, we had 87,739 lines in service in Mexico City.

     We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.6 million people in 2000 according to INEGI. In the City of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001, to 9.5%, in 2002, and 9.7% in 2003. As of December 31, 2004, we had 70,777 lines in service, as compared to 59,832 lines in service as of December 31, 2003. According to COFETEL, these new lines represented 11.9% of all the new lines installed in the whole state of Puebla as of December 31, 2003 and 14.5% of all of the new lines installed in the whole state of Puebla as of December 31, 2004.

     We also commenced commercial operations in the City of Querétaro in November 2002. Queretaro is the seventeenth largest city in Mexico, with a population an estimated population of 787,341 people in 2004 according to the CONAPO or Consejo Nacional de Población (Mexican National Population Council). As of December 31, 2004 we had 5,887 lines in service as compared to 2,878 lines in service as of December 31, 2003. According to COFETEL, we installed in 2004, 8.0% of all new lines installed in the whole state of Queretaro.

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

Our network

Buildout strategy

     We build out our network on a modular basis. Once a cluster has been identified in a joint effort by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to four kilometers. These attributes also allow us to provide to our customers voice (including VoIP services) and data services, such as xDSL services with bandwidth of up to 4Mbps.

     We standardize all our Lucent and Advanced Fiber Communications (also known as AFC) equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.

Network backbone

     At December 31, 2004, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points and two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. This fiber optic backbone includes 13 cities (Laredo, Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico and Toluca) and six optical regenerators. We have installed Digital Wavelength Division Multiplexing (also known as DWDM) equipment, with a maximum growth capacity of 32 Lambdas, each with 2.5 Gbps capacity. We have three Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed three Lucent Technologies 5ESS digital switches in Mexico City and the cities of Puebla and Queretaro with a total capacity of 141,000 trunks. Our switch in Mexico City is connected to four different nodes in the city’s public switched telephone network, some by our own fiber ring and some by leased fiber capacity. Our switch in Puebla is connected to four different nodes in the city’s public switched telephone network by our own fiber ring. Our switch in Queretaro is connected to two different nodes in the city’s public switched telephone network by our own fiber. We also lease capacity to connect to long distance networks.

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

     Our switches also have a synchrony network that is designed to assure a proper synchronization of every call that is made in the cities we serve and to assure proper synchronization with the public switched telephone network as well as any other carriers with whom we connect. We also have two STPs (Signaling Transfer Point) in Puebla, four in Mexico City and two in the City of Querétaro, to assure the proper signaling in our interconnection with all other carriers.

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

•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and attendant services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry—Our concessions—Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	SpeediMax (ADSL (128, 256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

•	Hosted PBX. This service provides our business customers with all the functions of an Internet Protocol PBX (or IP/PBX) using VoIP technology, without having to acquire and maintain high cost equipment. The features offered under this product include CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial”, hosted directory, MS Outlook © integration, etc.

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

     At December 31, 2004, we employed 16 internal salespeople supervisors and 233 external sales agents. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

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

     Customers may access their billing statements through our website and link to the websites of two major Mexican banks to effect payment. In addition, customers may pay their bills through automatic credit card monthly charges, cash payments at three of the largest Mexican banks, or at our walk – in centers located in Mexico City and Puebla. We also assist our customers with new service requests and product information.

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

     We have a CRM/Siebel system to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program was U.S.$3.3 million and our strategic partner in this program is Siebel a software company. Our CRM strategy during 2005 will be to add new business processes related directly with customer’s information, within our current architecture.

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

     Avantel, in which MCI International Telecommunications Corp. is a shareholder, was awarded a long distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey and Guadalajara.

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

     Axtel, in which Telinor Telefonía, S. de R.L. de C.V., AIG – GE Capital Latin America Infrastructure Fund, L.P. The Blackstone Group and a group of other financial and technological investors, including Nortel Networks, are shareholders, was awarded a nationwide local telephony and long distance concession in June 1996, and wireless frequencies in the 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000, and in Guadalajara, Puebla, Toluca and Leon during 2001. It currently serves 12 cities. Axtel targets the high-end residential and the small-and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.

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

     Local telephony market. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex’s nationwide concession, which expires in March 2026, and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes), or SCT, published regulations governing the licensing of local services on a competitive basis.

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

     The long distance concessionaires include among others:

•	Alestra, S. de R.L. de C.V.;

•	Avantel, S.A. de C.V.;

•	Axtel, S.A. de C.V.; and,

•	Iusatel, S.A. de C.V.

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

Mexican market characteristics

     Population and economic growth. According to the Economic Commission for Latin America and the Caribbean-CEPAL (Comisión Económica para América Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. In 2004, Mexico had an estimated population of 104.7 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2005, the projected population by age groups will be 30.8% under the age of 15, 61.5% between the ages of 15 and 59 and only 7.7% over 60. After a decline in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000. However in 2001, the real gross domestic product decreased by 0.3%. In 2002, the growth of the real gross domestic product resumed as it increased by 0.9%, 1.2% in 2003, and in 2004 it increased in 4.4%, according to the Bank of Mexico.

     Underserved telephony market. In 2003, The World Bank ranked Mexico as the 10th largest economy in the world. However, in terms of network readiness, Mexico was ranked 60th in the world according to the World Economic Forum. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service.

     According to Pyramid Research, the wireline local telephony market represents approximately 33.75% of Mexico’s total telecommunications market, when measured by revenues, and generated approximately U.S.$18.6 billion of revenue in 2004.

     Projected growth trends. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2004 and 2009 fixed line penetration in service in Mexico is expected to increase by 25.65%.

     According to Pyramid Research, local services revenues (including data services) are expected to experience an annual growth rate of 2.0% from 2004 until 2009. International long distance services revenues are expected to experience strong price pressure, due to recent changes in the long distance rules affecting incoming traffic from the U.S., Mexico’s main source of international long distance traffic inflows. Overall volume from the U.S. to Mexico will increase making revenues from call termination an important component of Mexico’s voice services’ market. In spite of the sustained growth in switched traffic, revenues from long distance services have fallen. A drop in tariffs resulting from intense competition has not been compensated by a sufficient increase in traffic. In the international long distance market, the reduction in termination rates and the growing proportion of bypass traffic have played a major role in inhibiting growth in revenues.

     Total local wireline telephony revenues in Mexico are expected to surpass U.S.$11.0 billion by 2009. In contrast, international long distance services revenues are expected to experience a 3.8% decrease from 2004 until 2009.

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

     In addition, the Mexican Congress modified the Special Production and Services Tax Law effective January 1, 2002 establishing in it a new tax to services provided by telecommunications companies, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As of January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.

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

     In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Querétaro – City of San Luis Potosí, City of Puebla – City of Veracruz and Mexico City – City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information—D. Risk Factors—Factors relating to the Mexican telecommunications industry—We could lose our concessions if we do not comply fully with their terms.”

     Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.14.8 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “—Concessions and permits—Termination.” We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

     As of January 1, 2005, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.93,600 to Ps.4.7 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

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

     Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Querétaro – City of San Luis Potosí, City of Puebla – City of Veracruz and Mexico City – City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Item 3. Key Information—D. Risk Factors—Factors relating to the Mexican telecommunications industry—We could lose our concessions if we do not comply fully with their terms.”

     The failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.14.8 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation.

     As of January 1, 2005, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.93,600 to Ps.4.7 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

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

     However, since most of COFETEL’s regulation on special charges to Telmex expired in December 2003, we have long distance interconnection with Telmex by September 2004 in 13 cities where we have long distance fiber optic cable capacity.

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

     The failure to comply with the terms of the concessions could result in their revocation and the loss of up to Ps.13.4 million in performance bonds that we previously issued to the SCT for all of our seven point-to-point concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2005, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 93,600 to Ps.4.7 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

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

     The COFETEL granted an extension until February 2004. On March 31, 2004, we notified the COFETEL that we started operation in Puebla, and thus we comply with our initial coverage obligations for Region 8. We, however, have been unable to start operations in Regions 3 and 5. We are on the process of testing commercial operations in such Regions in order to fulfill the terms of our point-to-point concessions. The failure to comply with the terms of the concessions or to obtain a waiver or modification could result in its revocation and the loss of the Ps.5.2 million performance bond that we previously issued to the SCT for all of our three point-to-multipoint concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2005 the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 93,600 to Ps.4.7 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

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

     Local interconnection. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps.0.3220, Ps.0.1159, Ps.0.0990, Ps.0.1111, and Ps.0.1096 per minute for the months of December 2000, 2001, 2002, 2003, and 2004, respectively.

     This agreement was amended in February 1999 to incorporate a “bill and keep” feature through September 15, 2002, provided we maintain a significant percentage of residential users, and again in November 2000, retroactive to March 2000, to exempt Internet service provider traffic from interconnection fees. In December 2003, the agreement was once again amended in order to reduce the percentage of imbalance from 70% to 30% for “bill and keep” purposes. A new amendment was executed in August 2004 reducing furthermore the allowed percentage of imbalanced traffic for the imbalanced traffic for the “bill and keep” procedure to 15%. This amendment will be effective temporarily until we can reach a definitive agreement with Telmex. Additionally, the amendments exempts call centers’ and new customers’ traffic from calculation of imbalance. Under the new “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 15%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 15% in any given month, the “bill and keep” feature will not apply for that month.

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

     Through December 31, 2004, no material interconnection fees have been paid.

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

     The mobile to wireline interconnection fees with these carriers were Ps.0.3220, Ps.0.1159 Ps.0.0990, Ps.0.1111, and Ps.0.1096 per minute for the months of December 2000, 2001 2002, 2003 and 2004 respectively.

The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for December 2000, 2001, 2002, 2003 and 2004. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was Ps.0.0626 for the month of December 2000, Ps.0.0278 for the month of December, 2001 Ps.0.0304 for the month of December 2002, Ps. 0.1111 for the month of December 2003 and Ps.0.0337 for the month of December 2004.

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

     Maxcom has four Mexican subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and of Maxcom Servicios Administrativos, S.A. de C.V. for the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

     In February 2004, we incorporated a wholly owned subsidiary in the State of Delaware, U.S.A., under the name of Maxcom U.S.A., Inc. Also in February 2004 Maxcom U.S.A., Inc. applied before the U.S. Federal Communications Commission to obtain a license under section 214 of the Communication Act of 1934, to provide international telecommunications services between the United States and international points, mainly Mexico (also known as a “214 License”). The U.S. Federal Communication Commission granted the license in March 2004. Maxcom U.S.A., Inc. has not yet initiated significant operations in the U.S.

     In February 2005, we incorporated Maxcom SF, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. This subsidiary will be used as a special purpose vehicle to finance the securitization of Maxcom’s accounts receivable in the future. Maxcom SF has not yet initiated operations in Mexico.

     In May 2005, we incorporated Maxcom TV, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. Also in May, 2005, this subsidiary has requested a license from the Mexican government to provide cable television services for the City of Puebla, Pue.

D.	Property, plant and equipment

     We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

     We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on February 26, 2007 and that is renewable for two additional 5-year terms. This building is comprised of l15,110 square feet. In November 2003, we sub-leased 29,870 square feet of our main headquarters until February 26, 2007. This sub – lease agreement is renewable for two 5 – year terms, provided we decide to renew our lease agreement. The price per square feet on our sub – lease agreement is exactly the same as the one we have for our lease agreement, therefore we accounted the rent of our sub – lease agreement as a reduction of the rent rather than as income.

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange, we agreed to prepay the full, ten-year lease obligations on the first floor and a portion of the roof-top, which amount to U.S.$2.7 million and was payable in installments through May 2004.

     Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term that expires on June 1, 2004, renewable for one similar additional term. This building is comprised of 1,350 square feet. We cancelled in June 2004, the lease agreement for the parking of our vehicular fleet in the City of Puebla. This parking space was comprised of 13,185 square feet.

     Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switch.

     On August 1, 2003, we leased a warehouse comprised of 28,620 square feet for a 2-year term that expires on July 31, 2005. In addition we lease approximately 130 other sites that are used as hosts or single-site buildings and are located throughout Mexico City and the cities of Puebla. Additionally, we are the owners of five portions of land in the City of Puebla that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     All peso amounts discussed in this annual report are presented in constant December 31, 2004 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2004. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 31, 2004, which was Ps.11.15 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

     The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and related notes.

     These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 23 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 23 to our financial statements also provides a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 2002, 2003 and 2004 and of stockholders’ equity as of December 31, 2003 and 2004.

     Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

     We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2004), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2004. References in this annual report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2002, 2003 and 2004, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 5.7%, 4.0% and 5.2%, respectively.

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

Recent developments

     On June 20, 2005 we filed before the Banking and Securities Commission of Mexico (“Comisión Nacional Bancaria y de Valores”) a petition to issue a program of securities in Mexican markets for up to Ps.150,000,000 (approximately U.S.$14 million dollars) in the form of unsecured “certificados bursátiles”. These notes will be issued, if authorized, on short term tranches. We have retained IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero to serve as our financial agent and lead manager in connection with this program. We are still negotiating the final terms of this local securities program.

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

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps.9.62 on December 31, 2000 to Ps.9.16 on December 31, 2001. However, in 2002 and 2003, the peso devalued 13.9% and 7.8% relative to the U.S. dollar, and in 2004 the peso revalued 0.8% relative to the U.S. dollar. In the first five months of 2005, the peso reevaluated 2.2% relative to the U.S. dollar.

     Peso devaluations contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000, 2001, 2002 and 2003, the inflation rate decreased to 12.3%, 9.0%, 4.4%, 5.7% and 4.0%, respectively. In 2004, the inflation rate was 5.2%.

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

     We were required to begin to amortize all previously capitalized pre-operating costs. These capitalized pre-operating expenses, net, which balance amounted to Ps.256.5 million at December 31, 2001, Ps.223.5 million at December 31, 2002, Ps.188.9 million at December 31, 2003 and Ps.153.5 million at December 31, 2004, are amortized on a straight-line basis for a period not exceeding ten years.

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

Results of operations

     The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year ended December 31
	2004	2003	2002
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	35%	36%	39%
Selling, general and administrative expenses	43%	50%	80%
Depreciation and amortization	39%	44%	59%

Total operating cost and expenses	117%	130%	178%
Operating loss	17%	30%	78%
Integral cost of financing	5%	16%	58%
Nonrecurring charges	0%	0%	0%

Other expense, net	0%	0%	0%

Taxes	3%	2%	1%

Net loss	15%	48%	137%

Year ended December 31, 2004 compared to year ended December 31, 2003

Net revenues

     Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 3.n to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.

     Our net revenues increased 7.8% in 2004 as compared to 2003, from Ps. 805.4 million in 2003 to Ps.868.2 million in 2004.

     Voice revenues increased by 7.0%, from Ps.668.9 million in 2003 to Ps.715.5 million in 2004. This increase was primarily due to 13.3% increase of the number of average voice lines in service from 125,723 in 2003 to 142,439 in 2004, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in the number of average voice lines was partially offset by a 1% decrease in Company ARPU. The increase in voice lines produced a 0.7% increase in monthly fee revenues (from Ps.309.8 million in 2003 to Ps.312.0 million in 2004) and a 9.0% increase in overall usage fees (from Ps.333.0 million in 2003 to Ps.363.1 million in 2004).

     Wholesale revenues increased by 24.0%, from Ps.89.4 million in 2003 to Ps.110.9 million in 2004. This increase was primarily due to a 54.5% increase in traffic from 634.6 thousand minutes in 2003 to 980.7 thousand minutes in 2004, partially offset by a 13.0% decrease in the average cost per minute.

     The following table presents a breakdown of our revenues by source for 2003 and 2004:

	Year ended December 31
	2004		2003
	(in millions)
Voice	Ps.	715.5	Ps.	668.9
Data		41.8		47.1
Wholesale		110.9		89.4

Total revenues	Ps.	868.2	Ps.	805.4

     The following table presents a breakdown of our average revenue per line (also known as ARPU) for 2003 and 2004.

	ARPU
	2004	2003	%
	(in U.S. dollars)
Business
Monthly charges	$21.1	$24.5	(14)%
Usage	51.0	52.1	(2)%
Subtotal	72.1	76.6	(6)%
Non-recurring	3.3	3.0	10%

Total business	$75.4	$79.6	(5)%

Residential
Monthly charges	$16.2	$16.9	(4)%
Usage	12.5	12.3	2%
Subtotal	28.7	29.2	(2)%
Non-recurring	1.9	1.2	(58)%

Total residential	$30.6	$30.4	1%

Company
Monthly charges	$17.1	$18.3	(7)%
Usage	20.1	19.7	2%
Subtotal	37.2	38.0	(2)%
Non-recurring	2.1	1.6	31%

Total company	$39.1	$39.6	(1)%

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

     We calculate voice lines ARPU for our residential and business lines. Overall ARPU is affected by our business/residential line mix as business lines tend to generate higher ARPU than residential lines. Total Company ARPU includes Public Telephony revenues and lines.

     Business ARPU decreased 5% to U.S.$75.4 in 2004 from U.S.$79.6 in 2003, as a result of (i) a 14% decrease in installation charges as we continued waiving installation fees in many cases during 2004 due to competitive pressures; and (ii) a 2% decrease in usage charges as a result of a slightly lower number of local outbound calls per line. This decrease was partially offset by a 10% increase in monthly fees related to a change in the product mix, given that each product generates different rates.

     Residential ARPU increased 1% to U.S.$30.6 in 2004 from U.S.$30.4 in 2003. The increase was mainly due to a 2% increase in usage charges.

     The following table presents a breakdown of our lines by type of customer at December 31, 2003 and 2004 and the percentage variation:

	At December 31
	2004	2003	%
Voice lines:
Business lines	28,249	24,305	16%
Residential lines	125,934	106,389	18%
Public Telephony	492	—	N/A
Wholesale lines	10,220	6,850	49%

Total lines	164,895	137,544	20%

Operating costs and expenses

     Our operating costs and expenses include:

•	network operating costs which, include technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment), installation expenses, when applicable and disconnection expenses;

•	selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to consulting services and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

     Our operating costs and expenses were Ps.1,015.7 million in 2004, a 3.1% decrease as compared to Ps.1,048.5 million in 2003. This decrease was primarily due to:

•	a Ps.15.2 million, or 7.6%, increase in network operating services resulting mainly from (i) a Ps.14.0 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic, partially offset by a Ps4.4 million decrease in long distance interconnection as a result of lower per-minute rates obtained from several carriers and improved routing of our long distance traffic, (ii) Ps.6.4 million increase in costs related to the lease of circuits required for our backbone and last mile connectivity as a result of the growth of our network, and, (iii) Ps.0.8 million lower other costs, primarily the reduction of internet service costs as a result of lower rates obtained from new suppliers of internet access.

•	a Ps17.0 million, or 26.7% increase in technical expenses primarily due to (i) a 46.9% increase, or Ps$10.9 million in maintenance as a result of our larger telephone network, and (i) a Ps$6.1 million, or 15.1% increase in leases of sites and expenses related to the operation of our telephone network;

•	a Ps.18.7 million, or 5.2%, decrease in depreciation and amortization related to the termination of the depreciation of some assets with short expected life period such as electronic and computing equipment and software; and

•	a Ps.15.2 million, or 57.4%, decrease in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we record installation expense at the time of installation only when we bill are customers for installation fees, and during 2003 and 2004 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, the related installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize the installation costs on a straight-line basis over a period equal to the remaining original term of our microwave concessions, which expires in October 2017.

     Selling, general and administrative expenses decreased Ps.31.1 million, or 7.7% primarily due to (i) Ps.20.4 lower provision for executive bonuses in 2004, (ii) a Ps.10.9 million pesos decrease in severance expenses as a result of the headcount reduction in 2003, (iii) a Ps.12.9 million decrease in bad debt provisioning coming mainly from the provision in 2003 of a fraud detected from a business customer, see “Item 8. Financial Information-A. Consolidated statements and other financial information, Legal proceedings” and customer retention plans that have allowed us to improve collections and hence to reduce bad debt provisioning, (iv) a Ps. 3.1 million or 9.9% decrease in leases of offices buildings, as we reached an agreement with our landlord at our former headquarters in 2003 together with sub-leases of office space in our current headquarters to other companies, (v) a Ps. 2.4 million, or 6.4% reduction in fees paid to external advisors; and, (vi) a Ps. 2.3 million or 51.8% reduction in insurance expenses.

     These savings were offset in part by (i) a Ps.10.1 million, or 244.1% increase in advertising expenses, as we initiated advertising campaigns in new clusters, (ii) a Ps.2.8 million, or 11.0% increase in sales commissions, as a result of a 16.6% increase in gross installed lines from 53,655 in 2003 to 62,579 in 2004, (iii) Ps. 2.6 million, or .8% increase in reserve for obsolete equipment as we sold obsolete equipment in 2004, (iv) Ps. 2.6 million, or 8.8% increase in general selling and administrative expenses, (v) Ps. 1.6 million or 453.1% in market research expenses; and, (iii) a Ps.1.2 million increase in maintenance expenses.

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

     Our integral cost of financing was a negative Ps.47.3 million in 2004, a 136.5% decrease as compared to positive Ps.129.4 million in 2003. The decrease in integral cost of financing was primarily due to:

     (i) a Ps.180.7 million, or 99.2% reduction in exchange loses, as a consequence of the effect on our dollar-denominated debt of a lower devaluation of the peso as compared to the dollar during 2004, when compared to the devaluation of the peso during 2003, as well as lower debt lever due to our October 2004 restructuring; and

     (ii) a Ps.6.1 million, or 7.6% increase in gain on net monetary position, as a result of the effect of a higher inflation on our liabilities monetary position in 2004 when compared to the inflation during 2003.

     These factors of financing costs were partially offset by (i) a Ps.4.5 million increase in interest expense associated with financing from vendors and, (ii) a Ps.5.5 million higher bank commissions, net of interest on cash balances.

Asset tax

     We recorded Ps.26.9 million in asset taxes in 2004 as compared to Ps.12.9 million in asset taxes in 2003. The difference is primarily due to a significant increase in our asset base in 2000, when we increased the buildout of our network, as compared to 1999, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net revenues

     Our net revenues increased 37.4% in 2003 as compared to 2002, from Ps.586.2 million in 2002 to Ps.805.3 million in 2003. This increase was primarily due to 36.1% increase of the average number of lines in service from 96,521 in 2002 to 125,723 in 2003, as we continued the buildout of our network infrastructure. The increase in voice lines produced a 33.4% increase in monthly fee revenues (from Ps.231.5 million in 2002 to Ps.309.8 million in 2003) and a 31.3% increase in overall usage fees (from Ps.253.6 million in 2002 to Ps.333.0 million in 2003).

     Wholesale revenues increased by 79.3%, from Ps.49.9 million in 2002 to Ps.89.4 million in 2003. This increase was primarily due to a 138.6% increase in traffic from 266.0 thousand minutes in 2002 to 634.6 thousand minutes in 2003, partially offset by a 8.6% decrease in the average cost per minute.

     The following table presents a breakdown of our revenues by source for 2002 and 2003.

	Year ended December 31
	2003		2002
	(in millions)
Voice(1)	Ps.	668.9	Ps.	525.7
Data		47.1		10.6
Wholesale		89.4		49.9

Total revenues	Ps.	805.4	Ps.	586.2

(1)	Data service revenues were minimal prior to July 2002 and were included with voice revenues.

     The following table presents a breakdown of our average revenue per line (also known as ARPU) for 2002 and 2003.

	ARPU
	2003	2002	%
	(in U.S. dollars)
Business
Monthly charges	$24.5	$23.8	3%
Usage	52.1	52.5	(1)%
Subtotal	76.6	76.3	0%
Non-recurring	3.0	4.3	(31)%

Total business	$79.6	$80.6	(1)%

Residential
Monthly charges	$16.9	$18.0	(6)%
Usage	12.3	12.6	(2)%
Subtotal	29.2	30.6	(4)%
Non-recurring	1.2	2.9	(58)%

Total residential	$30.4	$33.5	(9)%

Company
Monthly charges	$18.3	$19.2	(5)%
Usage	19.7	21.0	(6)%
Subtotal	38.0	40.2	(5)%
Non-recurring	1.6	3.3	(52)%

Total company	$39.6	$43.5	(9)%

     Business ARPU decreased 1.6% to U.S.$79.6 in 2003 from U.S.$80.6 in 2002, as a result of (i) a 31.7% decrease in installation charges as we waived installation fees in many cases during 2003 due to competitive pressures and, (ii) a 1.1% reduction in usage charges as a result of a slightly lower number of local, long distance and mobile outbound calls per line. This decrease was partially offset by a 2.7% increase in monthly fees related to a change in the product mix, given that each product generates different rates.

     Residential ARPU decreased 9.1% to U.S.$30.4 in 2003 from U.S.$33.5 in 2002. The decrease was mainly the result of a 58.5% decrease in installation fees due to waivers of such fees granted to customers as a result of competitive pressures.

     The following table presents a breakdown of our lines by type of customer at December 31, 2002 and 2003 and the percentage variation:

	At December 31
	2003	2002	%
Voice lines:
Business lines	24,305	22,194	10%
Residential lines	106,389	98,557	8%
Wholesale lines	6,850	4,480	53%

Total lines	137,544	125,231	10%

Operating costs and expenses

     Our operating costs and expenses were Ps.1,048.4 million in 2003, a 0.4% increase as compared to Ps.1,043.8 million in 2002. This increase was primarily due to:

•	a Ps.49.0 million, or 32.7% increase in network operating costs resulting mainly from (i) a Ps.45.2 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic and (ii) Ps.3.8 million in costs related to new services launched during 2002 such as AsistelMax and Internet access, that gave a full year effect in 2003 on a higher line count basis, when compared to its partial effect in 2002;

•	a Ps. 17.5 million or 37.7% increase in technical expenses primarily due to (i) a 84.3% increase, or Ps.10.2 million in maintenance as a result of our larger telephone network, and (ii) a Ps. 6.7 million, or 20.2% increase in leases of sites and expenses related to the operation of our network;

•	a Ps.6.3 million, or 1.8% increase in depreciation and amortization related to a higher fixed asset base in 2003; and.

•	a Ps.4.7 million, or 15.2% reduction in installation expenses (we record installation expense at the time of installation only when we bill our customers for installation fees, and during 2002 and 2003 we waived installation fees in many instances due to competitive pressures). Through December 31,2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis ever a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expires in October 2017.

     The increases were offset in part by a Ps.63.4 million, or 13.5% decrease in selling, general and administrative expenses primarily due to the implementation of cost-reduction measures such as (i) a Ps.28.9 million decrease in severance expenses as a result of the headcount reduction in late 2002, (ii) a Ps.24.6 million, or 10.7% reduction in salaries, wages and benefits as a result of the above-mentioned headcount reduction, (iii) a Ps. 18.5 million decrease in leases of offices buildings, as we reached an agreement with our landlord at our former headquarters, (iv) a Ps.14.0 million, or 77.2% reduction in advertising expenses, as we have been selective with our advertising campaigns; and, (v) a Ps.7.5 million, or 22.8% reduction in sales commissions, as a result of a 35.2% reduction in gross installed lines from 77,411 in 2002 to 53,655 in 2003.

     These savings were offset in part by (i) a Ps.20.5 million, or 74.4% increase in our bad debt provision mainly due to our increasing residential customer base and the provision for fraud detected from a business customer, see “Item 8. Financial Information-A, Consolidated statements and other financial information, Legal proceedings”, (ii) a Ps.8.4 million, or 28.8% increase in fees paid to external advisors, and, (iii) a Ps.1.1 million increase in general, selling and administrative expenses.

Integral cost of financing

     Our integral cost of financing was Ps.129.4 million in 2003, a 61.7% decrease as compared to Ps.338.2 million in 2002. The increase in integral cost of financing was primarily due to:

     (i) a Ps.195.3 million, or 86.0% decrease in interest expense as a result of the coupon reduction in 95.8% of our outstanding debt, from 13 3/4% to 0%, and

     (ii) a Ps.43.9 million, or 19.4% reduction in exchange loses, as a consequence of the effect on our dollar-denominated debt of a lower devaluation of the peso during 2002.

     These factors of financing costs were partially offset by: (i) a Ps.30.0 million reduction of gain in net monetary position; and, (ii) a Ps.8.7 million higher bank commissions, net of interest on cash balances.

Asset tax

     We recorded Ps.12.9 million in asset taxes in 2003 as compared to Ps.7.5 million in asset taxes in 2002. The difference is primarily due to a significant increase in our asset base in 1999, when we increased the buildout of our network, as compared to 1998, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Principal differences between Mexican GAAP and U.S. GAAP

     The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 23 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of our net income and stockholders’ equity to U.S. GAAP as of December 31, 2003 and 2004 and for each of the two years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

Recent United States accounting pronouncements

     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

     Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, “TOPIC 14: Share-based payment” (SAB 107). SAB 107 addresses the interaction between SFAS 123(R) and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. We have not yet determined the method of adoption to be used and have not completed our evaluation of the effects of adopting SFAS 123R.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.

     In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We have not quantified the impact of adopting FIN 47, but we do not expect the adoption to have a material impact on our financial position or results of operations.

Recent Mexican accounting pronouncements

     The following accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2005. Management considers that the adoption of these standards will not have a significant effect on the financial information:

     Statement B-7, “Acquisitions of Businesses”, which establish, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject instead to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control.

     The amendments to Statement C-2, “Financial Instruments”. Its provisions require that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and include rules for determining the effects of impairment of financial instruments.

     Statement C-10 “Derivative Financial Instruments and Coverage Operations”. This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

     The amendments to Statement D-3, Labor Obligations. These amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than restructuring.

B. Liquidity and capital resources

Financing sources and liquidity

     We financed our start-up costs through capital contributions and vendor financing, as described below:

•	U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase Lucent Technologies equipment. We used U.S.$72.3 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase NEC equipment. We used U.S.$13.9 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$18.7 million vendor financing from Hewlett Packard de México, bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005. We used U.S.$16.3 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$70.0 million raised from private equity investors since inception through May 1998.

     On March 17, 2000, we sold 13 3/4% notes due 2007 bearing an annual interest rate of 13 3/4% due April 1, 2007 in an aggregate principal amount of U.S.$300.0 million (the “13 3/4% notes”). Our debt service relating to the 13 3/4% notes for the first two years was paid with U.S.$77.9 million of the net proceeds of the offering of the 13 3/4% notes that was deposited in an interest escrow account.

     In September 2000, our principal shareholders invested an aggregate of U.S.$35.0 million of new capital. This capital contribution was used primarily to fund capital expenditures and working capital related to the buildout of our network infrastructure.

     During 2001, we financed our operations and capital expenditures with remaining funds from the issuance and sale of the 13 3/4% notes and with the remaining funds from the U.S.$35.0 million capital contribution completed in September 2000.

     On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$259,410,000 in principal amount of 13 3/4% notes in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of old notes, and (ii) 26,459,820 series N-2 convertible preferred shares, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, represented by ordinary participation certificates or “CPOs,” which represented in the aggregate 15.2% of our then total capital stock;

•	Existing and new shareholders invested U.S.$66.2 million and received preferred shares (more fully described in “Principal Shareholders”), which represented in the aggregate 77.0% of our then total capital stock; and

•	Our capital structure was restructured as more fully described in “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders and share ownership-The capital restructuring.”

     In April 2002, we cancelled U.S.$25,000,000 in principal amount of 13 3/4% notes that we had purchased in the secondary market prior to the 2002 debt restructuring. In addition, on July 25, 2002, we completed an additional exchange of U.S.$4,000,000 in aggregate principal amount of 13 3/4% notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. 95.8% of the total 13 3/4% notes were exchanged and or cancelled, and old notes of an aggregate principal amount of U.S.$167,623,590 remained outstanding. An aggregate principal amount of U.S.$11,590,000 of 13 3/4% notes remained outstanding.

     On December 17, 2003, we were advised by Bank of America/Nexus that it had purchased an aggregate amount of old notes with a face value of approximately U.S.$126.4 million, representing approximately 75% of the principal amount of the then outstanding of the old notes.

     On April 28, 2004, we executed a working capital credit facility with Banco Santander Mexicano, S.A. (which we refer to as Banco Santander) for U.S.$2.0 million. We serve interests on a monthly basis on any outstanding balance, at a rate of LIBOR (London Inter-bank Offered Rate) plus 190 basis points. The original term of the facility was 5 months. Additionally, on August 17, 2004, we executed a working capital credit facility with Banco Santander for Ps.55.9 million. We serve interests on a monthly basis on any outstanding balance, at a rate of TIIE (Inter-bank Equilibrium Interest Rate or Tasa de Interés Interbancaria de Equilibrio) plus 100 basis points. The original term of the facility was 2 months. Both credit facilities are guaranteed by one of our shareholders. Before both facilities expired, we negotiated new terms until October 2004.

     On October 8, 2004, we consummated an exchange offer and consent solicitation. The purpose was to improve our leverage and capital structure, in order to attract additional investments and access multiple opportunities for future growth. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$162,505,711 in principal amount of old notes in exchange for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes due 2009, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and (ii) 101,110,338 of our Series N-1 Preferred shares;

•	Maxcom received consents to the amendment of certain restrictive covenants of the indenture governing the old notes representing 92.0% of the total principal amount of outstanding old notes (other than old notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.

     As a result of the October 8, 2004 debt restructuring, debt maturity dates of our debt will be as follows:

	DEBT MATURITY DATES
	(Thousands of U.S. Dollars)
	March-07	April-07	October-09	Total
Before the October 8, 2004 debt restructuring
13 3/4% notes		11,590		11,590
old notes	167,624			167,624

Total	167,624	11,590		179,214

After the October 8, 2004 debt restructuring
13 3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

     On November 5, 2004 we obtained a line of credit from Banco Santander of Ps.100,000 million with a monthly interest rate of TIIE plus 1.2 additional percentage points. The terms require average monthly principle payments of Ps.5.5 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract is for 18 months and the due date is May 10, 2006. There are guarantees in place for payment to Banco Santander under this contract as follows:

•	we must maintain an average monthly cash balance in an operating account, until of Ps.5.5 million to guarantee the monthly payment under the credit line, and

•	we created a trust fund whereby Maxcom deposited Ps.12.7 million (equivalent to the payment of two months of the credit plus a portion of the interest) to guarantee the payment of two months of principle payments plus accrued interest through the maturity date of the credit line.

•	We estimate that funds from operating activities may not be sufficient to meet our new debt service and our working capital and capital expenditure needs through 2006 and that we may need additional financing to meet these requirements. We are currently looking for new sources of funds, including commercial bank lending, asset-backed financing, development banks financing and private equity. However, we cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us, in which case we will be unable to service our debt and operate as a viable company. In addition, our ability to incur additional indebtedness is restricted by the terms of the Indentures governing the old notes and the new notes.

     Our future operating performance and ability to service and repay the new notes, the old notes and the outstanding 13 3/4% notes will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

     On June 20, 2005 we filed before the Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores) a petition to issue a program of securities in Mexican markets for up to Ps.150,000,000 (approximately U.S.$14 million dollars) in the form of unsecured “certificados bursátiles”. These notes will be issued, if authorized, on short term trenches. We have retained IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero to serve as our financial agent and lead manager in connection with this program. We are still negotiating the final terms of this securities program.

Indebtedness

     Our consolidated debt at December 31, 2004 was Ps.768.4 million (including Ps.1.6 million of debt discount related to the issuance of detachable warrants), of which Ps.622.9 million was long-term debt. Ps.595.1 million of our consolidated debt outstanding at December 31, 2004 was denominated in U.S. dollars and Ps.173.3 million was denominated in Mexican pesos.

     The U.S.$300 million aggregate principal amount 13 3/4% notes accrued interest at an annual rate of 13 3/4%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of 13 3/4% notes in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the April 29, 2002 debt restructuring, 13 3/4% notes in an aggregate principal amount of U.S.$259,410,000 were exchanged for old notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The old notes bear 0% interest through March 1, 2006 and 10% annual interest in the last year. On July 25, 2002, we completed an additional exchange of U.S.$4,000,000 of 13 3/4% notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. On December 17, 2003, we were advised by Bank of America/Nexus that it had purchased an aggregate amount of old notes with a face value of approximately U.S.$126.4 million, representing approximately 75% of the principal amount of outstanding of the old notes. Pursuant to the October 8, 2004 debt restructuring, old notes in an aggregate principal amount of U.S.$162,505,711 were exchanged for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and (ii) 101,110,338 of our Series N-1 Preferred Shares. As of December 31, 2004, new notes in an aggregate principal amount of U.S.$36,117,789 remained outstanding, old notes in an aggregate principal amount of U.S.$5,117,879 remained outstanding, and 13 3/4% notes in an aggregate principal amount of U.S.$11,590,000 remained outstanding.

     As a result of the October 8, 2004 debt restructuring, debt maturity dates of our debt will be as follows:

	DEBT MATURITY DATES
	(Thousands of U.S. Dollars)
	March-07	April-07	October-09	Total
Before the October 8, 2004 debt restructuring
13 3/4% notes		11,590		11,590
new notes	167,624			167,624

Total	167,624	11,590		179,214

After the October 8, 2004 debt restructuring
13 3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

     The indenture governing the old notes (the “Old Indenture”) and the indenture governing the new notes (the “New Indenture”) restrict our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00, in each case after giving effect to the proposed incurrence of indebtedness. We do not, and are unlikely in the near future to, meet these ratios. However, pursuant to certain exemptions, we are still able to incur up to U.S.$100.0 million of indebtedness to finance the cost of acquiring or constructing or installing telecommunication assets, and up to U.S.$20.0 million for working capital purposes, in each case at any one time outstanding. However, pursuant to the amendments to the old indenture, we only have the ability to incur up to an aggregate of $150 million of certain types of permitted indebtedness outstanding at any one time (including the new notes, old notes and the 13 3/4% notes) prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets. Additionally, pursuant to the amendments to the Old Indenture the covenants restricting our ability to pledge our assets as security for financings were amended to allow us to secure up to an additional U.S.$50 million of liens on our assets. The covenant limiting our restricted payments, permitted investments and affiliate transactions was amended to allow us to securitize our assets, including our accounts receivable. The covenant restricting our ability to enter into sale/leaseback transactions was deleted.

     The Old Indenture and the New Indenture also provide that if certain events of bankruptcy, insolvency or reorganization of Maxcom occur, the principal and interest on all of the old notes will become immediately due and payable. In addition, if certain other events of default occur and are continuing, the trustee appointed under the Old Indenture or our holders representing at least 25.0% in principal amount of the then outstanding old notes may declare all the old notes to be due and payable immediately. These other events of default include, among others, (i) a failure to pay interest or any gross-up amount when due for thirty days; (ii) a failure to pay principal when due; (iii) a failure to comply with certain covenants (including financial, reporting, control, merger and other covenants), representations, warranties and other agreements in the old indenture; (iv) a default under other indebtedness or a judgment or decree for the payment of money, in each case in excess of U.S.$5.0 million; (v) the unenforceability or disaffirmation of any subsidiary guarantee; and (vi) a failure to disclose an event of default. In some of these events of default, a limited grace period applies before the trustee or the holders can proceed to accelerate the old notes. The indenture governing the 13 3/4% notes provides that the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding 13 3/4% notes, may declare all the old notes to be due and payable immediately if we fail to (i) pay interest or any gross-up amount when due for thirty days, (ii) pay principal when due, (iii) comply with certain conditions in the event of a merger or (iv) observe any covenant, representation or agreement in the indenture for 60 days after notice by the trustee.

Changes in financial position

     Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2002, 2003 and 2004, our earnings were insufficient to cover our fixed charges by Ps.793.8 million (U.S.$71.2 million), Ps.372.7 million (U.S.$33.4 million) and Ps.117.5 million (U.S.$10.5 million), respectively.

Resources used for operating activities

     For the year ended December 31, 2004, net resources used in operating activities amounted to Ps.267.8 million compared to a negative Ps.49.6 million for the year ended December 31, 2003. The increase in 2004 from 2003 was mainly attributable to a Ps.238.5 million decrease in losses from operations, a Ps.72.5 million increase in restricted cash, liabilities and other assets, mainly attributable to:

     (i) Ps.18.2 increase in restricted cash under our new Banco Santander financing. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”, and

     (ii) Ps.90.7 increase in short term liabilities, and

     A Ps.6.6 million decrease in inventory as we improved our inventory management; and, a Ps.7.0 million reduction in prepaid expenses primarily related to the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Advertising.” and “Item 10. Additional Information-C Material contracts- Lease termination agreement”

     All of these factors were partially offset by a Ps.7.2 million increase in accounts receivable as a result of the growth of our operations in 2003.

     For the year ended December 31, 2003, net resources used in operating activities amounted to Ps.49.5 million compared to Ps.372.0 million for the year ended December 31, 2002. The decrease in 2003 from 2002 was mainly attributable to a Ps.421.3 million decrease in losses from operations, a Ps.38.3 million reduction in accounts receivable as a result of a tighter strategy for collections and allowance for doubtful accounts receivable; and, a Ps$9.6 million reduction in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma in 2002 and the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Advertising.” and “Item 10. Additional Information-C Material contracts- Lease termination agreement”. All these factors were partially offset by a Ps.10.5 million increase in inventory as we reduced the speed of deployment of network infrastructure during 2003 and a Ps.152.8 million decrease in restricted cash, liabilities and other assets, mainly attributable to:

     (i) Ps.205.3 decrease related to the release in 2002 of the escrow account;

     (ii) Ps.66.4 decrease in short term liabilities, and

     (iii) Ps.104.7 increase in interest payable basically as a result of the payment in 2002 of the interest on the old notes.

Resources provided by financing activities

For the year ended December 31, 2004, net resources generated by financing activities amounted to Ps.96.3 million, driven by a Ps. 173.4 million increase in bank financing as a result of the financing obtained from Banco Santander. See “Item 5. Operating and Financial Review and Prospects - B Liquidity and Capital Resources — Financing Resources and Liquidity”, partially offset by the non-cash effect of the October 8 restructure See “Item 5. Operating and Financial Review and Prospects – B Liquidity and Capital resources – Financing Resources and Liquidity” comprised by i) a Ps. 1,923.5 million decrease in old notes, ii) a Ps.406.9 million increase in new notes; and, iii) a Ps. 576.7 million and Ps. 865.1 million increase on issuance of capital stock and additional paid-in capital from the exchange U.S.$ 126.4 million old notes for 96.8 million N-1 and 4.3 million B-1 series shares. This increase in resources generated by financing activities in 2004 compares to resources provided of Ps.98.8 million for the year ended December 31, 2003, due primarily to the inflationary effect (non-cash).

     For the year ended December 31, 2003, net resources generated by financing activities amounted to Ps.98.8 million, mostly driven by inflationary effect (non-cash), compared to resources provided of Ps.876.8 million for the year ended December 31, 2002. This change was attributable to (i) Ps.819.0 million lower additional paid-in capital as a consequence of the debt capitalization resulting from the exchange of 13 3/4% notes for old notes and equity instruments pursuant to the debt restructuring completed in April 2002, (ii) Ps.858.9 million lower additional capital stock related to the U.S.$66.2 million private placement completed in April 2002, and (iii) Ps.900.0 million higher liabilities mainly attributable to the exchange of the 13 3/4% notes in 2002.

Resources used for investing activities

     For the year ended December 31, 2004, net resources used for investing activities amounted to Ps.347.8 million compared to Ps.131.9 million for the year ended December 31, 2003. The increase was mainly attributable to a Ps.209.3 million increase in investment in telephone equipment as a result of Maxcom’s strategy of infrastructure growth during 2003, and a Ps.6.6 million increase in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.

     For the year ended December 31, 2003, net resources used for investing activities amounted to Ps.131.9 million compared to Ps.577.7 million for the year ended December 31, 2002. The decrease was mainly attributable to a Ps.285.8 million decrease in investment in telephone equipment as a result of Maxcom’s strategy of prioritizing infrastructure growth at a time of financial constraints, and a Ps.162.1 million decrease in investment in intangible assets resulting mainly from our purchase in 2002 of the irrevocable and exclusive right to use two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas.

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

     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and the roof-top, where we have microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments amount in the aggregate to U.S.$2.7 million and were paid in installments through May 2004.

     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2009 &
	2005		2006		2007		2008		thereafter
	(in thousands of Pesos)
Facilities	Ps.	4,827	Ps.	3,337	Ps.	3,248	Ps.	1,891	Ps.	14,062
Sites		13,988		8,170		5,939		5,138		17,358
Poles		6,693		6,693		6,693		6,693		60,233
Others		809		708		708		708		6,369

Total	Ps.	26,317	Ps.	18,908	Ps.	16,588	Ps.	14,430	Ps.	98,022

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

						2009 &
	2005	2006	2007	2008		Thereafter
	(in thousands of U.S. dollars)
Corporate headquarters	$2,666	$2,752	$472	$		$
Sites	248	69	60		40	364
Poles
Others	591	285	35

Total	$3,505	$3,106	$567		$40	$364

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2009 &
	2005		2006	2007	2008	thereafter
	(in thousands of Pesos)
Corporate equipment(1)	Ps.	89	Ps.	Ps.	Ps.	Ps.
Network(1)		115

Total	Ps.	204	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2009 &
	2005	2006		2007		2008		thereafter
	(in thousands of U.S. dollars)
Telephone equipment(1)	$1,560	$		$		$		$
Fiber optic	780		780		780		780	10,915	(2)
Software(1)	1,251

Total	$3,591		$780		$780		$780	$10,915

(1)	Renewal on an annual basis.

(2)	Included until 2022.

Capital expenditures

     Through December 31, 2004, we have invested Ps.3,427.1 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of the 13 3/4% notes, the old notes and the new notes and the U.S.$66.2 million private equity investment. This amount includes Ps.139.8 million paid to obtain all of our frequency rights.

     For 2005, we plan to make capital expenditures of approximately U.S.$35.8 million, mainly to continue to build out of our network. Of this total amount, we had already spent approximately Ps.84.1 million (approximately U.S.$7.4 million) by March 31, 2005. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.

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

     We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock, and deferred taxes. For a full description of all of our accounting policies, see Notes 3 and 23 to the Consolidated Financial Statements included in this Annual Report.

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

Allowance of doubtful accounts receivable

     The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper level timing for the recognition of and the amount of allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively except when there is a negotiated agreement with a customer. In such cases, a reserve is created in the amount of 30% once accounts receivable balance is 90 days past due and 100% when the balance is due over 120 days. We periodically review this policy to ensure that it accurately reflects current collection patterns.

     In addition, in order to mitigate collections risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify any of this activity, we may have to recognize a higher degree of un-collectable accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense.

Revenue recognition

The Company recognizes revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.

Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is amortized on a straight-line basis over a period equal to the remaining original term of our microwave concessions, which will expire in October 2017.

Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

Revenues from interconnections services are recognized on an accrual basis. The Company has entered into agreements with several telephone companies under the “Bill and Keep” compensatory agreement. Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed a determined percentage, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds that percentage in any given month, the net user will be subject to a per minute charge. The percentage of the aforementioned imbalance was 70% for the period February 25, 1999 to December 31, 2002, 30% for January 1, 2003 to October 31, 2004, 18% for December 1 to 31, 2004 and 15% as of January 2005. In the event that we fail to maintain a significant percentage of residential users, the compensatory agreement will be terminated and asymmetric interconnection rates could be applied.

The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate the feature of the compensatory agreement.

In 2003 we started a new business line, the lease of transmission capacity through its fiber optic ring. Revenues from lease of capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract. (See Note 23)

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates a reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively except when there is a negotiated agreement with a customer. In such cases, a reserve is created in the amount of 30% once accounts receivable balance is 90 days past due and 100% when the balance is due over 120 days.

Under U.S. GAAP, customer arrangements that include both equipment and services are evaluated to determine whether the elements are separable based on objective evidence. If element based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period. We believe that the accounting estimates related to customer relationship periods and to the assessment of whether bundled elements are separable are “critical accounting estimates” because: (i) they require management to make assumptions about how long we will retain customers; (ii) the assessment of whether bundled elements are separable can be subjective; (iii) the impact of changes in actual retention periods versus these estimates on the revenue amounts reported in our consolidated statements of operations could be material; and (iv) the assessment of whether bundled elements are separable may result in revenues being reported in different periods than significant portions of the related costs.

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

Valuation of long-lived assets

     We review fixed, definite lived intangible and other long-lived assets at least annually, under Statement C-15. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset for U.S. GAAP reporting and discounted cash flows to the carrying value of the asset for statutory reporting. If the total of the undiscounted cash flows is less than the carrying value under U.S. GAAP or discounted cash flows is less than the carrying value under statutory reporting, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted and discounted cash flows. In determining our undiscounted and discounted cash flows we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have in our ability to generate cash flow, as well as customer growth and the appropriate discount rate. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

     We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

     Upon adoption of SFAS 142 “Goodwill and Other Intangible Assets” and Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal” we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions.

Stock-based compensation and fair value of our common stock

     We have historically entered into various agreements with third parties and our employees to exchange our warrants or our stock for services rendered to us. The fair value of such transactions is based on various assumptions, such as volatility, risk free interest rates and expected life of the options. We contract a third party to assist in developing said assumptions and establishing the appropriate valuation model. Different assumptions regarding such estimations could materially affect our financial position and results of operations.

     As our common stock is not traded on the open market there is not a readily determinable fair value. The fair value of our common stock is essential for calculating stock compensation amounts and in the calculation of the troubled debt restructurings as recorded under U.S. GAAP in 2002 and 2004. To evaluate the fair value of our common stock we contracted a third party who used assumptions related to the Mexican telecommunications industry, general market data, the current state and future operations of Maxcom, as well as other pertinent factors.

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

E. Off – balance sheet arrangements

     Not applicable.

F. Tabular disclosure of contractual obligations

     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2009 &
	2005		2006		2007		2008		thereafter
	(in thousands of Pesos)
Facilities	Ps.	4,827	Ps.	3,337	Ps.	3,248	Ps.	1,891	Ps.	14,062
Sites		13,988		8,170		5,939		5,138		17,358
Poles		6,693		6,693		6,693		6,693		60,233
Others		809		708		708		708		6,369

Total	Ps.	26,317	Ps.	18,908	Ps.	16,588	Ps.	14,430	Ps.	98,022

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

						2009 &
	2005	2006	2007	2008		Thereafter
	(in thousands of U.S. dollars)
Corporate headquarters	$2,666	$2,752	$472	$		$
Sites	248	69	60		40	364
Poles
Others	591	285	35

Total	$3,505	$3,106	$567		$40	$364

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2009 &
	2005		2006	2007	2008	thereafter
	(in thousands of Pesos)
Corporate equipment(1)	Ps.	89	Ps.	Ps.	Ps.	Ps.
Network(1)		115

Total	Ps.	204	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2009 &
	2005	2006		2007		2008		thereafter
	(in thousands of U.S. dollars)
Telephone equipment(1)	$1,560	$		$		$		$
Fiber optic	780		780		780		780	10,915	(2)
Software(1)	1,251

Total	$3,591		$780		$780		$780	$10,915

(1)	Renewal on an annual basis.

(2)	Included until 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

     Our board of directors is responsible for the management of our business. The current members of the board of directors were elected at a shareholders’ meeting held on August 23, 2004. Pursuant to the capital restructuring described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring,” our series A and A-1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B-1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—Securityholders agreement,” which became effective upon the consummation of the debt restructuring and recapitalization, the four series B and B-1 directors are now selected from among nominees proposed by Nexus – Maxcom Holdings I, LLP, a major shareholder which we refer to in this annual report as “Nexus.”

     Series N-2 shareholders have the right to appoint an observer to our Board of Directors for so long as the series N-2 preferred shares represent at least 3% of the outstanding capital stock of the Company or, so long as any series N-2 preferred shares remain outstanding and at least U.S.$17.5 million aggregate principal amount of the old notes remain outstanding. This observer, who is not a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote. In the event Mexican foreign ownership restrictions are lifted, the series N-2 shareholders will be entitled to appoint one director, provided the series N-2 shares represent at least 10% of Maxcom’s outstanding capital stock.

     The following table presents information concerning our current directors (ages as of December 31, 2004):

Name	Position	Age
Adrián Aguirre Gómez	Series A and A-1 Director and Chairman of the Board	54
Manuel Rubiralta Diaz	Series A and A-1 Director	61
María Elena Aguirre Gómez	Series A and A-1 Director	52
Marco Provencio Muñoz	Series A and A-1 Director	46
Rodrigo Guerra Botello	Series A and A-1 Director	63
Roberto Chute	Series B and B-1 Director	31
Jacques Gliksberg	Series B and B-1 Director	47
Marco Viola	Series B and B-1 Director	39
Martin Molina	Series B and B-1 Director	28

     Miguel Sepúlveda Martínez, María Guadalupe Aguirre Gómez, Raul Guijarro de Pablo, Gilberto Solis Silva and María Trinidad Aguirre Gómez serve as alternate Series A and A-1 directors during the absence of Adrian Aguirre Gómez, Manuel Rubiralta Díaz, Maria Elena Aguirre Gómez, Rodrigo Guerra Botello and Marco Provencio Muñoz, respectively. Jorge Cervantes Trejo serve as an alternate Series B and B-1 director during the absence of any one of Roberto Chute, Jacques Gliksberg, Marco Viola or Martin Molina. Gonzalo Alarcón I. is the secretary of the Board and our General Counsel.

     Enrique Boilini was the board observer for the Series N-2 shareholders until July 2003 when he resigned. As of today such position remains vacant.

     Adrián, María Guadalupe, María Trinidad and María Elena Aguirre Gómez are siblings. Gilberto Solís Silva is the spouse of María Elena Aguirre Gómez. Raúl Guijarro de Pablo is the spouse of María Trinidad Aguirre Gómez. Miguel Sepúlveda Martínez is the spouse of María Guadalupe Aguirre Gómez.

     Set forth below is a brief biographical description of our directors:

     Adrián Aguirre Gómez has been a series A, and after the capital restructuring a series A and A-1 director and Chairman of the Board of Maxcom, since Maxcom’s incorporation in February 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. In addition, he was a member of the Consulting Board of UNICEF Mexico from 1997 to 2003. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México (ITAM).

     Manuel Rubiralta Diaz has been a series A, and after the capital restructuring a series A and A-1 director of Maxcom since June 2002. Mr. Rubiralta is also the President and Chief Executive Officer of Bacardí Compañía, S.A. de C.V. Previously, Mr. Rubiralta was the Commercial Director of Corporate Accounts of Grupo Maseca, S.A. de C.V. from 1999 to 2000 and Vice-president of Grupo Televisa from 1996 to 1998. Mr. Rubiralta was the President of Pepsico de Mexico from 1993 to 1996. Mr. Rubiralta was the President of FEMSA in the United States from 1982 to 1991 and the Sales and Marketing Vice-President for FEMSA’s brewing operations in Mexico from

1975 to 1982. Mr. Rubiralta holds an undergraduate degree in business administration from the Universidad Nacional Autónoma de Mexico (UNAM).

     María Elena Aguirre Gómez was a Series A and A-1 alternate director from June 10, 2003 until August 22, 2004. Prior to that she also served as Series A and A-1 director from 2000 until 2003. She also sits on the board of MG Radio, S.A. de C.V., Radiocomunicación Enfocada, S.A. de C.V. and Radiocomunicación de Saltillo, S.A. de C.V. Mrs. Aguirre was also an alternate director of Grupo Radio Centro, S.A. de C.V. from 1979 to 19999.

     Marco Provencio Muñoz has been a series A, and after the capital restructuring a series A and A-1 director of Maxcom, since May 2001. He is also a partner and head of the public relations practice at the consulting firm MBD: Mexico Business Development. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs. Mr. Provencio worked also for three years for the Foreign Affairs Ministry, where he was appointed under-secretary for Economic and Multicultural Affairs. Mr. Provencio holds an undergraduate degree in economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

     Rodrigo Guerra Botello has been a series A, and after the capital restructuring a series A and A-1 director of Maxcom since June 2002. Mr. Guerra is also the President of the Universidad Regiomontana in Monterrey, Mexico, since September 2001. Mr. Guerra was the Executive President of CETRO (a private trust for the development of small private business in Mexico), the National Vice-President of COPARMEX and the General Director and Treasurer of the Businessman Coordination Council. Mr. Guerra was also Director of Sidek and Situr. Previously, Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as President and Chief Executive Officer of IBM de México from October 1980 to February 1995. Mr. Guerra holds an undergraduate degree in Chemical Engineering from Universidad Tecnológica de Monterrey.

     Jacques Gliksberg was a series N director of Maxcom from May 1998 until April 2002, and has been a series B and B-1 director since then. He also sits on the board of directors of Bank America International Investment Corporation, Geoplan Assessoria LTDA. (Brazil), Organizacion Rescarven, C.A. (Venezuela), Velocom and Difusion Panoramica, S.A. de C.V. Mr. Gliksberg was a managing partner of Banc of America Equity Partners from 1994 until 2005. He is now the managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     Roberto Chute has been a series B and B-1 director since April 2002. Mr. Chute sits on the board of directors of Difusion Panoramica, a Mexican outdoor advertising company, and Eki Discount, an Argentinean discount store chain. Mr. Chute was an associate and principal of Banc of America Equity Partners from 2001 to 2005. Mr. Chute is now a principal of Nexus Partners, LLC. Previously, Mr. Chute worked for Goldman, Sachs, Techint and Strat Management Consulting. Mr. Chute holds an industrial engineering degree from the Instituto Tecnológico de Buenos Aires, Argentina and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     Marco Viola has been a series B and B-1 alternate director since June 10, 2003. Mr. Viola joined Banc of America Equity Partners — Latin America as managing director in 1995 until 2005. He now is a managing partner at Nexus Partners, LLC. Prior to that, he was a principal in Booz Allen & Hamilton’s Financial Services Group, based in New York. Mr. Viola was active in a variety of valuation, joint venture, merger and turnaround projects for his clients. Before joining Booz Allen, Mr. Viola worked in budgeting and planning for Banco Roberts in Argentina and as an internal consultant for Aeroterra, a satellite technology and image processing company. Viola is currently a director of Eki Discount and Publicidad Sarmiento (Argentina), Geoplan (Brazil), Organizacion Rescarven (Venezuela) and BankAmerica International Investment Corporation. He received an MSM from the M.I.T. Sloan School of Management and a BS from Universidad de Buenos Aires.

     Martin Molina holds an Industrial Engineering degree from Instituto Tecnologico de Buenos Aires and a postgraduate degree in Finance from Universidad Torcuato Di Tella. Before joining Banc of America Equity

Partners in 2003, he worked at the corporate finance sector for Tenaris — global producer of steel pipes, and previously worked at a Fujitsu’s consulting branch.

Executive officers

     We have experienced significant turnover in our executive ranks over the last years. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer resigned. We appointed new officers to all these positions during 2001 and 2002.

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

     On February 2004 our Chief Engineering Officer resigned. We have consolidated the responsibilities of this area with the vicepresident of operation. On November 2004 our Human Resources Vicepresident resigned. These responsibilities have been assumed by Ms. Verónica Macias, our former director of recruiting, and now director of human resources.

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

     The following table sets forth our current executive officers (ages as of December 31, 2004):

Name	Position	Age
René Sagastuy	President and Chief Executive Officer	44
José Antonio Solbes	Chief Financial Officer	39
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer	40

Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

     René Sagastuy has been the Chief Executive Officer of Maxcom since March 2003. Mr. Sagastuy was our Chief Operating Officer from May 2001 until March 2003. Prior to joining Maxcom, Mr. Sagastuy served for one year as Director of Operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de México, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a bachelor’s degree in civil engineering from the Universidad Iberoamericana in Mexico and a master’s degree in Business Administration form the Instituto Tecnológico Autónomo de México.

     José Antonio Solbes has been Chief Financial Officer since October, 2003. Mr. Solbes was our Treasurer and Director of Investor Relations since March 2000. Prior to that Mr. Solbes held the positions of Director of Administration and Treasurer. Prior to joining Maxcom, Mr. Solbes was Corporate Financial Manager at Grupo Empresarial Organizado, S.A. de C.V. Mr. Solbes holds and accounting degree from the Universidad Anahuac and a Masters degree in Finance from the same university. Mr. Solbes completed the Corporate Financial Strategy Program at the J.L. Kellog Graduate School of Management in Northwestern University in Chicago.

     Ricardo Arévalo Ruiz has been our Chief Operating and Information Technology Officer since May 2003. Mr. Arévalo was Chief Information Systems Officer from April 2001 to April 2003. Prior to joining Maxcom, Mr. Arévalo served as Vice-President, Information Systems and Chief Information Officer of Iusacell from August 1997 to May 2001. Mr. Arévalo also served as Vice President, Information Systems, as Chief Information Officer and as Director, Systems Development of Grupo Iusacell Cellular during the previous two years. Before then, Mr. Arévalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de México, S.A. de C.V. from May 1993 until August 1997. Mr. Arévalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arévalo has an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

B. Compensation

General

     For the year ended December 31, 2004, our executive officers received an aggregate compensation (including bonuses and severance payments but excluding options) of approximately Ps26.2 million. This amount was recognized as selling, general and administrative expenses for 2004, which represent 7.0% of our total selling, general and administrative expenses for 2004.

     During 2004, members and the Chairman of the Board received options that vest immediately to purchase up to 2,500 and 5,000 series N-1 shares, respectively, at an exercise price of U.S.$0.01 per share, for each time the member attended a board of directors or any board committee meeting. We already approved similar options incentives for the year 2004. There were five board of directors meetings, seven Operating Advisory Committee meetings and two Audit Committee meetings, during 2004. In 2004, we granted to our directors and committee members options to purchase a total of up to 187,500 series N-1 shares at an exercise price of U.S.$0.01.

     At a extraordinary shareholders meeting held on December 17, 2004, our shareholders decided to change the underlying value of these options from series N shares to series N-1 shares, which are preferred shares.

Old executive stock option plan

     We implemented an executive compensation plan that included bonuses and stock options on our series N shares.

     We granted 42,250, 383,000 and 131,820 options in 1999, 2000 and 2001, respectively for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then estimated fair market values. Of these options, 304,502 had vested and 252,568 had been forfeited as of June 29, 2005.

New executive stock option plan

     We implemented a new executive stock plan, covering services rendered during the years 2001, 2002, 2003 and 2004. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series N-1 shares. The granting of options for the fourth level, which is comprised of the junior-most management, is discretionary.

     The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the board of directors. Vesting is 20% upon allocation and 20% per year for the next four years. At an extraordinary shareholders meeting held on December 17, 2004, our shareholders decided to change the underlying value of these options from series N shares to series N-1 shares, which are preferred shares.

     Our new chief executive officer, Mr. Rene Sagastuy, received a signing bonus of options to purchase 100,000 series N shares at an exercise price of U.S.$0.01 per share. These options were exercised in May, 2004.

     The maximum aggregate number of series N-1 shares that can be distributed under the new executive stock plan is 17,657,064 million, which is equivalent to about 6.0% of our capital stock on a fully diluted basis (excluding other options outstanding).

C. Board practices

     The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on August 23, 2004.

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

D. Employees

     As of December 31, 2004, we had 683 employees, a 21% increase as compared to the number of employees one year earlier to a total of 564 at the end of 2003. Of our total employees, 163 are managed through external agencies, 30 are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 31, 2006. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

     We also had 233 sales representatives as of December 31, 2004, compared to 144 sales representatives as of December 31, 2003.

E. Share ownership

     Messrs. Jacques Gliksberg, Roberto Chute, Marco Viola and Martin Molina, series B and B-1 Directors, Nexus-Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation, shareholders that hold, directly and indirectly 71.04% of our capital stock. None of our other directors or officers owns more than 1% of our shares, except for shares held by the Aguirre Gómez family, which are described below in “Principal Shareholders.”

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock our old and new executive stock option plans, described above under “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders and share ownership

     The following table presents the equity structure and the major shareholders of Maxcom as of the date of this annual report:

	Shareholders
		Banc America
	Aguirre Gómez	Equity	Other
Shares	Family(1)	Partners(2)	Investors	Subtotal
Series A Shares
Number of shares	4,508,644	—	—	4,508,644
Percentage owned	100.00%	—	—	100.00%
Series A-1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.00%	—	—	100.00%
Series B-1 Shares
Number of shares	—	10,089,375	92,575	10,181,950
Percentage owned	—	99.09%	0.91%	100.00%
Series N Shares
Number of shares	42,052	3,505,738	5,314,044 (4)	8,861,834
Percentage owned	0.47%	39.56%	59.97%	100.00%
Series N-1 Shares
Number of shares	—	217,207,981	3,506,893 (4)	220,714,874
Percentage owned	—	98.41%	1.59%	100.00%
Series N-2 Shares(3)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.00%	100.00%

Total
Number of shares	10,639,592	230,803,094	35,781,332	277,224,018
Percentage owned	3.84%	83.26%	12.91%	100.00%

(1)	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations. As part of the 2004 restructuring, the Aguirre Gómez family exchanged i) 1,226,373 of our series B common shares for 1,226,373 of our series A common shares, and ii) 2,055,843 of our series N shares for 2,055,843 of our series A shares.

(2)	The shares of Maxcom controlled by Banc America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 166,408,377 shares or approximately 60.3% of the total outstanding capital stock, (ii) BASCF-Maxcom Holding I, LLC which holds 60,888,979 shares or approximately 21.96% of the total outstanding capital stock, (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares or approximately 1.14%, and (iv) BankAmerica Investment Corporation, which hold approximately 0.13% of the total outstanding capital stock. As part of the 2004 restructuring the entities controlled by Banc America Equity Partners exchanged 4,333,741 of our series N-1 shares for 4,333,741 of our series B-1 shares.

(3)	The series N-2 shares were originally issued to the bondholders who participated in our debt restructuring. During 2003 Nexus – Maxcom Holdings I, LLC acquired an amount of approximately 75% of the old notes, as well as a similar percentage of series N-2 shares, which are now beneficially owned by Nexus – Maxcom Holdings I, LLC See “Item 5—Operating and Financial Review and Prospects—Debt restructuring and recapitalization.” Additionally, during 2003 Nexus – Maxcom Holdings I, LLC acquired Series B-1 and N-1 shares previously held by Morgan Stanley Asset Management, Caxton International and Credit Suisse First Boston Corporation.

(4)	As part of the agreements made between some of our current officers which also held shares, in February 2005 Rene Sagastuy Ferrándiz, our Chief Executive Officer, Ricardo Arévalo, our Chief Operation and Information Technology Officer and, Rogelio Espinosa Cantellano, head of the Strategic Negotiations Direction exchanged an aggregate amount of 1,469,836 of our series N shares for 1,469,836 of our series N-1 shares.

     In addition, we have options authorized for the purchase of up to 3,024,011 series N and 23,010,943 series N-1 shares. See “Outstanding options and warrants.”

The capital restructuring

     On April 11, 2002 we obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

     Our capital structure is comprised of the following stock:

•	Series A-1 common voting shares with preferred liquidation rights;

•	Series B-1 common voting shares with preferred liquidation rights;

•	Series N-1 preferred shares with limited voting rights; and

•	Series N-2 preferred shares with limited voting rights.

     The holders of our series A shares and series A-1 preferred shares voting together as a class have the ability to elect the majority of the board of directors. All series A shares and A-1 preferred shares are beneficially owned, directly or indirectly, by several members of the Aguirre Gómez family, including Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez, María Elena Aguirre Gómez, and María Trinidad Aguirre Gómez. Pursuant to our amended by-laws, our amended series A shares and A-1 preferred shares represent 51% of our voting stock and may only be held by Mexican nationals.

     Although the Aguirre Gómez family holds 51.00% of the voting stock through the series A and A-1 shares, and has the power to elect the majority of the board of directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under “—Securityholders agreement.” The holders of our series B shares and series B-1 preferred shares voting together have the right to elect four directors of our nine-member board of directors. However, pursuant to the terms of the securityholders agreement, the series B and B-1 director are elected from among nominees proposed by Nexus.

     The holders of our series N-2 preferred shares have the right to appoint an observer to the board of directors for so long as (i) the series N-2 preferred shares represent at least 3% of the outstanding capital stock of Maxcom or (ii) there is at least one share of series N-2 preferred shares remain outstanding and at least U.S.$17.5 million aggregate principal amount of the old notes remain outstanding. This observer, who is not a member of the board of directors, has the right to attend meetings of the board of directors but is not entitled to vote.

     On October 8, 2004, we consummated an exchange offer and consent solicitation. The purpose was to improve our leverage and capital structure, in order to attract additional investments and access multiple opportunities for future growth. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$162,505,711 in principal amount of old notes in exchange for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009 (the “new notes”), and (ii) 101,110,338 of our Series N-1 Preferred shares;

•	Maxcom received consents to the amendment of certain restrictive covenants of the indenture governing the old notes representing 92.0% of the total principal amount of outstanding old notes (other than old notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.

Outstanding options and warrants

     As of the date of this annual report, we have up to 23,010,943 million series N-1 shares and up to 3,024,011 million series N shares authorized for issuance upon the exercise of stock options and warrants. Each option entitles the holder to purchase one series N share or one series N-1 share. The following table presents shares authorized for issuance upon the exercise of stock options and warrants as well as information concerning the stock options and warrants authorized and outstanding:

			Exercise
	Number of	Type of	price
Name of option holder	options	Share	Per share
			(US$)
CT Global Telecommunications, Inc. (operating services) (1)	1,105,779	N	3.06
Bachow & Associates, Inc. (strategic assistance services) (2)	442,312	N	3.06
Amsterdam Pacific LLC	24,426	N	8.70
1998-2000 Executive Stock Option Plan	575,000	N	8.70 to 12.50
2001-2003 Executive Stock Option Plan (9)	17,998,500	N-1	0.50
UBS Warburg LLC (3)	89,244	N	0.01
Donaldson, Lufkin & Jenrette Securities Corporation (3)	22,312	N	0.01
13¾% notes warrantholders (4)	764,938	N	0.01
Adrián Aguirre (5)	3,626,959	N-1	0.49
Signing bonus reserve for new officers	246,215	N-1	0.01
BAS Capital Funding Corporation (management services) (6)	249,781	N-1	0.01
BankAmerica Investment Corporation (management services) (7)	27,754	N-1	0.01
Bachow & Associates, Inc. (management services) (8)	277,535	N-1	0.01
Directors and committee members compensation	584,199	N-1	0.01
Total	26,034,954

(1)	We issued options to purchase up to 250,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for operating services. Pursuant to our 2002 capital restructuring, we issued options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and reduced the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(2)	We issued options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to our 2002 capital restructuring, we issued options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduced the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(3)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our 13 3/4% notes and warrants.

(4)	These warrants were issued as part of the March 2000 offering of our units comprised of our 13 3/4% notes and warrants.

(5)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in “Management—Compensation—Old Executive Stock Option Plan.” Pursuant to our 2002 capital restructuring, we issued options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and reduced the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(6)	We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we issued options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(7)	We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we issued options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(8)	We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we issued of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(9)	The board has authorized that up to three million options to purchase series N-1 shares be granted to key officers in connection with a change of control as part of there severance package agreements.

     Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

     On March 24, 2005 the option of Nissho Iwai American Corporation to subscribe up to 337,472 series N shares at a strike price per share of U.S.$8.70 expired in accordance with the Stock Option Agreement executed by and between Nissho Iwai American Corporation and Maxcom Telecomunicaciones, S.A. de C.V. on March 24, 1998.

Securityholders agreement

     On August 18, 2000, Maxcom executed an amended and restated securityholders agreement with our shareholders to, among other things, reflect the restructuring of our capital stock and to provide that the exchange of series C shares and series N shares for CPOs may not adversely affect in any manner the rights granted to the holders of the series N shares under the original securityholders agreement.

     The securityholders agreement was again amended and restated in connection with our recapitalization. All of the holders of series A shares, series A-1 preferred shares, series B shares, series B-1 preferred shares, series N shares and series N-1 preferred shares are parties to the securityholders agreement, which sets forth certain corporate governance and the transfer or sale of such securities. The primary purpose of the securityholders agreement is to confirm the rights and obligations under the by-laws of each of the parties to such agreement. Accordingly, with certain limited exceptions, the terms of the new securityholders agreement are substantially the same as the terms of the by-laws as applicable to the holders of series A shares, series A-1 preferred shares, series B shares, series B-1 preferred shares, series N shares and series N-1 preferred shares.

     In particular, the new securityholders agreement provides that we are managed by a board of directors composed of nine members and nine alternate members. Five members are designated by holders of a majority of the series A shares and the series A-1 preferred shares, voting together as a single class, and the remaining four members are designated by the holders of our series B shares and series B-1 preferred shares voting together. However, the series B and B-1 directors are selected from among nominees proposed by Nexus.

     Pursuant to the new securityholders agreement, Maxcom is required to deliver to certain significant holders of series A, B and N shares and series A-1, B-1 and N-1 preferred shares financial statements and other information reasonably requested by such shareholders.

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

Advertising

     In April 9, 2002 we agreed to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma, a company controlled by certain members of the Aguirre Gómez family. Operadora Plusgamma is an operator of a network of radio station located throughout Mexico. The Aguirre Gómez family used the U.S.$3.0 million proceeds that were received by Operadora Plusgamma from this agreement to purchase series A-1 shares pursuant to the private equity investment made at the time of the recapitalization.

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

Significant unpaid receivable

     We have initiated criminal and commercial actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps.6.4 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost-cutting measures. See “Item 3. Key Information—D. Risk factors—Factors relating to the Mexican telecommunications industry—Fraud increases our expenses.” Fraud on payment of labor quotas to the Mexican Institute of Social Security (IMSS)

     We initiated criminal and commercial actions against Banco Santander Serfin, S.A. and Banco Nacional de México, S.A. (also known as Banamex) for a fraud committed against us in the payment of the bi – monthly labor quotas to IMSS. We presume the fraud was committed by the personnel of the abovementioned banks by paying a check issued to the sole beneficiary of the IMSS to another person. We are no aware still of who the final beneficiary of the funds was, and the banks have not presented the information arguing bank secrecy regulations. We have obtained favorable judgment in connection with this case and we will proceed to liquidate the judgment.

Dividend policy

     Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the old notes and new notes allows us to pay cash dividends only if we meet the following conditions:

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

     Maxcom’s corporate purposes are found under Article Two of its by-laws. The duration of Maxcom’s existence under our by-laws is indefinite.

     The following table sets forth our capital structure as of June 29, 2005:

		% of Total
	Number	Capital
Class of Shares	of Shares	Structure
Series A	4,508,644	1.62%
Series A-1 Preferred Shares	6,088,896	2.19%
Series B-1 Preferred Shares	10,181,950	3.67%
Series N	8,861,834	3.19%
Series N-1 Preferred Shares	220,714,874	79.61%
Series N-2 Preferred Shares	26,867,820	9.69%

Total	277,224,018	100.0%

     On April 11, 2002 we obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

     In connection with our capital restructuring held in 2002, we issued four new classes of shares: the series A-1, B-1, N-1 and N-2 preferred shares. The series A-1 and B-1 preferred shares have full voting stock and the series N-1 and N-2 preferred shares have limited voting stock. The series N-1 and N-2 preferred shares are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for and held by Mexican and non-Mexican investors. Our series N-2 preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A., also known as Banamex who is also the holder of record of the series N-2 preferred shares. The trust is managed by a technical committee, a majority of the members of which are designated by Maxcom. The technical committee has the authority to direct the trustee to, among other things, waive preemptive rights otherwise provided by Mexican law. Each CPO represents one series N-2 preferred shares.

     Under such capital restructuring, we liquidated the existing C/N CPO trust and cancelled the corresponding C/N CPOs. Additionally, the series C shares was converted at an exchange ratio of one-to-one into series N shares. As a result, holders of C/N CPOs have became the direct holders of two shares of series N shares for each C/N CPO.

     Our series A shares and series A-1 preferred shares, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock, and all of our series A and series A-1 shares are held directly or indirectly by members of the Aguirre Gómez family. The series B-1 preferred shares represent 49% of our voting stock and may be subscribed, paid for and held by Mexican and non-Mexican investors.

     In connection with our debt capitalization process held in 2004, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders authorized the exchange, subject to the completion of the restructuring, (1) 1,226,373 outstanding shares of our series B shares held by Mexicans for 1,226,373 of our series A shares, (2) 4,333,741 of our series N-1 shares for 4,333,741 of our series B-1 shares and (3) a maximum of 2,005,843 of our series N shares held by Mexicans for 2,005,843 of our series A shares. Our offer to exchange shares of our capital stock described in the previous sentence was made to all holders of our series B, N-1 and N shares. This exchange will allow us to issue additional neutral investment shares when required.

Voting rights

     Under our amended by-laws, the holders of series A shares, series A-1 preferred shares, series B shares and series B-1 preferred shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A shares, series A-1 preferred shares, series B shares and series B-1 preferred shares being entitled to one vote. In addition, under our by-laws, holders of series N shares have no voting rights and holders of series N-1 and N-2 preferred shares have limited voting rights. Currently, there are no series B shares outstanding.

     Holders of series N-1 preferred shares will vote together as a separate class in connection with:

•	any amendment to the by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N-1 preferred shares as compared to the series N-2 preferred shares; and

•	any amendment to the section of the by-laws relating to the voting rights of series N-1 preferred shares.

     In addition, holders of series N-2 preferred shares will vote together as a separate class in connection with:

•	determining whether a sale of all or substantially all of the consolidated assets of Maxcom or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or equity securities of the surviving entity will not be deemed a liquidation event with respect to the series N-2 preferred shares;

•	any amendment to the by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of the series N-2 preferred shares as compared to the series N-1 preferred shares;

•	any amendment to the by-laws that adversely affects the right of the holders of a majority of the series N-2 preferred shares to designate an observer (or, in the circumstance described below, a member) to the board of directors;

•	any amendment to the by-laws that adversely affects the rights of the observer designated by the series N-2 preferred shares to receive, subject to any restrictions imposed by applicable law, copies of any written materials distributed to the holders of series A and B shares and series A-1 and B-1 preferred shares simultaneously with such holders;

•	certain amendments to the by-laws that impose additional transfer restrictions or conditions on the series N-2 preferred shares, except to the extent necessary to comply with applicable law;

•	any amendment to the by-laws that adversely affects the co-sale rights or obligations of holders of series N-2 preferred shares;

•	any amendment to the by-laws that adversely affects the forced sale rights or obligations of holders of series N-2 preferred shares; and

•	any amendment to the section of the by-laws of Maxcom relating to the voting rights of series N-2 preferred shares.

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

     Under our by-laws, the quorum on a first call, and each call thereafter, for an ordinary general shareholders’ meeting is at least a majority of the voting shares. The quorum on a first call for extraordinary shareholders’ meetings, and each call thereafter, is at least a majority of the shares having a right to vote at such meetings. Except for purposes of certain key matters to be voted upon as a separate class by each of the holders of series N-1 and series N-2 preferred shares, series N shares, and series N-1 and N-2 preferred shares are not considered voting shares for purposes of determining the quorum at ordinary general or extraordinary shareholders’ meetings.

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

Board of Directors

     Our board of directors is composed of nine members, five of whom are designated by the holders of series A shares and series A-1 preferred shares and four of whom are designated by the holders of series B shares and series B-1 preferred shares. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transaction—A. Major shareholders and share ownership—Securityholders agreement,” each series B and B-1 director must be elected from nominees selected by Nexus. One alternate is also designated for each member of the board of directors.

     Prior to the consummation of a qualified public offering, the holders of series N-2 preferred shares or the new class of voting preferred stock into which the series N-2 preferred shares is convertible are generally entitled to designate one observer to the board of directors. With certain exceptions, the observer has the right to attend meetings of the board of directors and receive information distributed to the company’s directors and copies of any written materials distributed to the holders of series A and B shares and series A-1 and B-1 preferred shares. The observer, who is not a member of the board of directors, is also entitled to attend meetings of any committee of the board of directors authorized to act on behalf of the full board of directors. The observer has no right to vote at any meeting of the board of directors or any committee of the board of directors. The holders of series N-2 preferred shares or the new class of preferred stock into which such series N-2 preferred shares is converted are permitted to designate an observer to the board of directors for so long as either:

•	the series N-2 preferred shares, or such other voting preferred stock represents at least 3% of the issued and outstanding capital stock of Maxcom; or

•	there are any shares of series N-2 preferred shares outstanding and at least U.S.$17.5 million principal amount of the old notes outstanding.

     Upon a change in the applicable laws in Mexico permitting a majority of our board of directors to be composed of non-Mexicans, the holders of series N-2 preferred shares, or such other voting preferred stock into which the series N-2 preferred shares is convertible, will be entitled to designate and elect a full member of the board of directors (in lieu of the observer) for so long as series N-2 preferred stock, or such voting preferred stock, represents at least 10% of the total capital stock of the company then outstanding. If the series N-2 preferred shares, or such other voting preferred stock, declines below this threshold, the class will again be permitted to designate an observer.

Dividends

     At the annual ordinary general meeting of shareholders of Maxcom, the board of directors will typically submit the financial statements of Maxcom for the previous fiscal year, together with a report by the board of directors, to the general ordinary shareholders’ meeting for their approval. The holders of series A and B shares and holders of series A-1 and B-1 preferred shares will determine the allocation of Maxcom’s net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Maxcom’s paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance of net profits, if any, is available for distribution as dividends.

     The series N-2 preferred shares (on an as-converted basis) are entitled to receive dividend payments, if any, and rank pari passu with the series A-1, B-1 and N-1 preferred shares with respect to dividend rights. Maxcom will pay no dividends on any class of capital stock that is junior to the series N-2 preferred shares unless it also pays dividends to holders of series N-2 preferred shares.

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

     However, under our amended by-laws, upon any liquidation, dissolution or winding up of Maxcom, holders of series N-2 preferred shares will be entitled to receive liquidation proceeds in preference to the holders of the series A, B and N shares and pari passu with the holders of series A-1, B-1 and N-1 preferred shares on a pro rata basis in an amount equal to the greater of:

•	U.S.$0.4927 per share, as adjusted for stock splits, stock dividends and similar events, plus the accretion of such amount at a cumulative rate of 12% per year compounded semi-annually; and

•	the amount that holders of series N-2 preferred shares would have received if they had converted all of their series N-2 preferred shares into series N shares (or, to the extent the series N shares has been converted, to the class of stock the series N shares is converted into) immediately prior to the liquidation event.

     A sale of all or substantially all of the consolidated assets of Maxcom, or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or the equity securities of the surviving entity, will be deemed to be a liquidation event with respect to the series N-2 preferred shares, unless the holders of at least a majority of the series N-2 preferred shares deem that such event does not constitute a liquidation event with respect to their shares.

     A waiver of this deemed liquidation event by holders of series N-2 preferred shares will not impair the liquidation rights of holders of series A-1, B-1 and N-1 preferred shares.

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

     Increases in capital may not result in the series N shares and series N-1 and N-2 preferred shares representing more than 95% in the aggregate of the outstanding capital stock of Maxcom. The series N shares and the series N-1 and N-2 preferred shares currently represent 91.8% of our outstanding capital stock.

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

     The series N-2 preferred shares are held in a limited purpose trust administered by Banco Nacional de México, S.A., who is also the holder of record. The CPO trust is managed by a technical committee, a majority of the members of which is appointed or designated by Maxcom, which has the authority to direct the trustee to, among other things, waive any applicable preemptive rights. See “—Description of the CPO trust” below.

     We may not be able to offer additional shares of capital stock to holders of the CPOs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of stock, unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available. Whenever we are required to make a preemptive rights offering to the holders of the series N-2 preferred shares, we will evaluate the costs and potential liabilities associated with any such registration statement, the benefits to the holders of CPOs, and any other factors that we consider appropriate and then we will determine whether or not to file such registration statement. If we determine that we will not be able to offer the holders of CPOs the right to subscribe for additional shares of capital stock, we will direct the trustee of the CPO trust to waive its preemptive rights as the holder of record of the series N-2 preferred shares.

     Our by-laws and securityholders agreement provide that if the trustee of the CPO trust waives the preemptive rights in connection with a share issuance, the holders of series N-1 preferred shares will also waive their preemptive rights with respect to such issuance. Although the holders of series N-1 preferred shares must waive their statutory preemptive rights, such holders will be permitted to participate directly in the share subscription or if otherwise permitted to do so.

Optional conversion rights

     The series N-2 preferred shares is convertible, in whole or in part, at the option of the holder into series N shares at any time prior to the earlier of:

•	the consummation of a public offering; and

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

     Upon a public offering, the series N-2 preferred shares (as well as new voting preferred stock issued pursuant to a mandatory conversion related to the elimination of certain foreign ownership restrictions under Mexican law) will be convertible, in whole or in part, at the option of the holder into the same class of equity securities offered in such public offering.

     In addition, the series A-1, B-1 and N-1 preferred shares are convertible, in whole or in part, at the option of the holder, at such time, and on such terms, as the series N-2 preferred shares.

Mandatory conversion

     Upon a qualified public offering, all, but not less than all, the series N-2 preferred shares (as well as new voting preferred stock issued pursuant to a mandatory conversion related to the elimination of certain foreign ownership restrictions under Mexican law) will be convertible at the option of Maxcom into the same class of equity securities offered in such qualified public offering.

     In addition, all, but not less than all, of the series A-1, B-1 and N-1 preferred shares will be convertible at the option of Maxcom at such time and on such terms, as the series N-2 preferred shares.

     Upon the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans, the series N-2 preferred shares will automatically convert into a new voting preferred shares. This new voting preferred stock will retain the same liquidation preference rights of the series N-2 preferred shares and the right to appoint either a member of the board of directors or, if such new voting preferred stock represents less than 10% of the outstanding capital stock of Maxcom, an observer to the board of directors.

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

     The following permitted issuances will not trigger the anti-dilution protections:

•	any rights, options and warrants granted or issued, or authorized to be granted or issued, to certain employees, directors, consultants and vendors of Maxcom and its subsidiaries, as of March 5, 2002, or under any management incentive plan approved by the board of directors, including the affirmative vote of at least one of the directors selected from Nexus appointees.

•	any securities issued pursuant to the private equity investment and up to U.S.$3.8 million of securities issued within one year of the consummation of the private equity investment at or above U.S.$0.4927 per share;

•	any shares issued upon the exercise or conversion of any of the foregoing; and

•	any of the capital stock issued in connection with a conversion of any of the series A-1, B-1, N-1 or N-2 preferred shares.

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

     Following any adjustment of the conversion price of the series N-2 preferred shares, Maxcom will deliver notice to the CPO trustee of the adjustment setting forth the calculation of the adjustment. In addition, upon the written request of the CPO trustee, Maxcom will furnish or cause to be furnished to the CPO trustee a certificate setting forth (i) a summary of all adjustments and readjustments to the conversion price, (ii) the conversion price for the series N-2 preferred shares then in effect, and (iii) the number of shares of capital stock into which the series N-2 preferred shares is then convertible.

Right of first refusal

     Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, if a Maxcom shareholder other than certain significant shareholders, who we refer to as the “investors,” intends to sell its capital stock, then shareholders other than the investors and the holders of the series N-2 preferred shares (but only with respect to their series N-2 preferred shares) will have the right to purchase such capital stock. This right of first refusal will terminate upon the earlier of:

•	a sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties, or

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

Right of first offer

     Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferee, in the event any investor intends to transfer any series A-1, B-1 or N-1 preferred shares, or securities received in a conversion of such preferred shares, such investor must offer to sell such securities to each other investor holding more than one percent of the aggregate series A-1, B-1 and N-1 preferred shares, or securities received in a conversion of such preferred stock, then outstanding. This right of first offer will terminate upon the earlier of:

•	a qualified public offering;

•	the sale or transfer of any series A-1, B-1 or N-1 preferred shares involving at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties.

Co-sale rights and forced sale obligations

Co-sale rights

     If holders of series A-1, B-1 or N-1 preferred shares intend to sell, alone or together with any other shareholder of Maxcom, at least 50.1% of the total capital stock of Maxcom in one or more related transactions to an independent third party or parties, then holders of series N-2 preferred shares will, except in certain circumstances, have the right to participate in any such sale on a pro rata basis with the sellers. Holders of series N-2 preferred shares will be entitled to sell such shares generally on the same terms and conditions as the selling shareholder. This co-sale right will terminate upon the consummation of the earlier of

•	a qualified public offering; or

•	the sale or transfer of any series A-1, B-1 or N-1 preferred shares involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

     In connection with any sale or transfer of any of our equity securities, debt securities with equity features or other securities convertible into equity securities, shareholders other than holders of series N-2 preferred shares may participate in such sale on a pro rata basis at a price and on terms substantially the same as the selling securityholder. However, these co-sale rights will not apply to a sale or transfer of no more than 7,000,000 shares of preferred stock. This co-sale right will terminate upon the consummation of the earlier of:

•	a qualified public offering; or

•	the sale or transfer of any series A-1, B-1 or N-1 preferred shares involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

Forced sale obligations

     If Nexus desires to transfer at least two-thirds of the beneficial ownership of the total capital stock of Maxcom then outstanding, in one or more related transactions to an independent third party or parties, on terms and conditions approved by Nexus, then all shareholders of Maxcom (including holders of series N-2 preferred shares) may be forced by Nexus to sell a proportionate share of their series N-2 preferred shares. Such shareholders will be entitled to sell such shares generally on the same terms and conditions as the selling shareholders.

     If Nexus desires to sell all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties on terms and conditions approved by Nexus, then all shareholders of Maxcom (including holders of series N-2 preferred shares) may be forced by Nexus to vote in favor of, consent to and raise no objections against such asset sale.

     Holders of series N-2 preferred shares may not be forced to participate in, or vote for, any of the foregoing transactions unless:

•	the consideration for such sale is paid in cash and/or freely tradable, exchange—listed equity securities; and

•	the value of such consideration on a per share basis is not less than the then applicable liquidation preference for each share of series N-2 preferred shares.

     These forced sale obligations will terminate upon the consummation of the earlier of:

•	a qualified public offering; or

•	the sale or transfer of any series A-1, B-1 or N-1 preferred shares involving a transfer of at least 50.1% of the total capital stock of Maxcom or a sale of all or substantially all of the consolidated assets of Maxcom to an independent third party or parties in one or more related transactions.

Other provisions

     In both the case of a co-sale and a forced sale, the holders of series N-2 preferred shares will not be required to execute any ancillary documents. However, to the extent the proceeds from any such sale will be subject to any expense, escrow, holdback or indemnification obligation, the selling shareholders assume this obligation on a pro rata basis. The amount of any such obligation of each shareholder in connection with a participation in a sale or a forced sale will be limited to the maximum amount of proceeds that the such holder is entitled to receive. Shareholders participating in a sale or forced to sell may provide the purchaser with different assurances or collateral for their indemnification obligations. As a result, some shareholders may be permitted to sign an indemnification agreement or give a guarantee while others may be subject to a hold back of their sale proceeds.

     It is possible that both the participation rights and forced sale obligations will be triggered by a single transaction. In this event, the participation rights will not apply.

     In the event that the participation rights or forced sale obligations have been triggered, we will prepare, and to the extent applicable, file with the appropriate regulatory authority, with the advice of U.S. counsel, any notices or offering material required by our by-laws or applicable Mexican and U.S. federal and state securities laws to be delivered to the beneficial owners of the series N-2 preferred shares and to cause such documents to be delivered to the CPO trustee in sufficient quantities for distribution to the beneficial owners of the series N-2 preferred shares.

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

     Holders of series N-1 preferred shares and series A-1 and B-1 shares will have the right to participate (piggyback) in any registration statement filed pursuant to the Securities Act for a public offering other than an initial public offering. However, the registration rights will be subject to customary cutback provisions.

Cooperation in connection with an underwritten offering

     During the period commencing on Maxcom’s initial public offering that is not a qualified public offering and ending on the earlier to occur of eighteen months after the consummation of such initial public offering or the consummation of Maxcom’s first qualified public offering, at the request of one or more holders of series N-2 preferred shares, or of any class of stock into which the series N-2 preferred shares has been converted, and at such holders’ expense Maxcom will cooperate one time only with the efforts of such holders to effect an underwritten offering of their stock, provided that such offering is for at least U.S.$5.0 million in net proceeds. In addition, the underwriter must be reasonably acceptable to Maxcom and Maxcom may delay such underwritten offering for up to six months if it is then separately in the process of preparing a qualified public offering. Maxcom will not be obligated to prepare any offering memorandum or registration statement in connection with such offering.

Listing rights

     After a public offering, at the request of any holder of series N-2 preferred shares, or any class into which the series N-2 preferred shares has been converted, Maxcom will, at its expense, use commercially reasonable efforts, to cause the shares into which the series N-2 preferred shares has been converted or is convertible, including any CPOs representing such shares, to be listed on each securities exchange or the NASD automated quotation system, as applicable, on which similar securities of Maxcom, including certificates of participation representing the beneficial ownership of such similar securities are then listed. In connection with any such listing, Maxcom will, if required, also register such securities with the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico.

Lock-up restrictions

     We may, under certain circumstances, impose a limitation on the transfer of series N-2 preferred shares, which provides that such stock may not be transferred after notice from Maxcom, which may not be more than 30 days prior to the expected effective date of Maxcom’s first qualified public offering until the 180th day after such effective date. Maxcom may not impose this restriction on the transfer of series N-2 preferred shares if more than 20% of the securities being registered in connection with the qualified public offering are for the account of Maxcom’s shareholders. In addition, this restriction on transfer may not be more restrictive than any restrictions placed on all other shareholders.

Transfer of CPOs and transfer restrictions

     The series N-2 preferred shares and any shares of capital stock into which series N-2 preferred shares is converted is deposited in the CPO trust and may not be transferred separate from the CPOs representing such securities. The CPOs may be transferred without restriction under U.S. federal securities laws by persons who are not affiliates of Maxcom. However, no market currently exists for the CPOs and we do not currently plan to list the CPOs on any exchange for trading. In certain circumstances we may be required to list the CPOs on a securities exchange and to cooperate one time only with efforts of holders of the CPOs to effect an underwritten offering. We may impose limitations on the transfer of CPOs for a period after the consummation of a qualified public offering. See “—Rights and obligations with respect to public offerings.”

     Until the earlier of a qualified public offering or a sale of the company, no holder of series A, B or N shares and series A-1, B-1 or N-1 preferred shares may transfer such shares without the prior approval of both Nexus, solely in its capacity as a shareholder, and the board of directors, which board of directors approval will require the affirmative vote of at least one Nexus director.

     Until a qualified public offering, in the event that certain significant holders of series A-1, B-1 and N-1 preferred shares desire to transfer such shares, such holders will be obligated to first offer to sell such shares to other holders of series A-1, B-1 or N-1 preferred shares at the same price, terms and conditions offered to the initial proposed transferees.

     Upon the effectiveness of changes in certain Mexican regulations, other holders of series A, B and N shares and series A-1, B-1 and N-1 preferred shares who desire to transfer such shares will be obligated to first offer to sell such shares to other series A, B and N shares and series A-1, B-1 and N-1 preferred shares at the same price, terms and conditions offered to the initial proposed transferees.

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

     Under our telecommunications concessions and by-laws, the SCT has 90 days to object to any transfer, subscription or conveyance of 10% or more of our capital stock with the exception of:

•	transfers related to series N shares and N-1 and N-2 shares and any successor stock; and

•	subscriptions made pursuant to the exercise of a shareholder’s preemptive rights, as long as the percentage participation of the shareholders in our capital stock does not vary.

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

Description of the CPO trust

General

     The series N-2 preferred shares have been deposited by Maxcom in a limited purpose trust which is administered by Banco Nacional de México, S.A. under a trust agreement. We refer to the trust as the “CPO trust” and the trustee of the CPO trust as the “CPO trustee.” The CPO trustee is the holder of record of the series N-2 preferred shares and any securities into which the series N-2 preferred shares may be converted.

     The CPO trustee issued Certificados de Participación Ordinarios, or “CPOs”, which are negotiable instruments under Mexican law that give their holders the economic rights and voting rights of the series N-2 preferred shares or any other shares of capital stock into which the series N-2 preferred shares may be converted, which we refer to together as the “deposited securities.”

     The CPOs are initially held in book-entry form through DTC, and a nominee of DTC is the holder of record of a global CPO certificate. Our amended by-laws provide that we will obtain all governmental approvals required in connection with the conversion of the series N-2 preferred shares held in the CPO trust to other securities of Maxcom.

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

Voting and economic rights

     The holders of CPOs are not entitled to directly exercise any voting or economic rights with respect to the deposited securities. Such voting rights are exercisable only by the CPO trustee pursuant to the instructions of the holders of CPOs. The holders of CPOs will be entitled to receive dividend distributions, if any, from Maxcom through the CPO trustee. DTC will receive the distributions and will make distributions to the beneficial owners of the CPOs. In the event of a forced sale the trustee of the CPO trust will cause the series N-2 preferred shares to be delivered in connection with any such sale and will distribute to the record holder of the CPOs the proceeds from such sale subject to any holdbacks required pursuant to the terms of any such sale. The CPO trustee will also deliver deposited securities in connection with the exercise of the co-sale rights and will distribute to the record holders of the CPOs the proceeds from sale subject to any holdbacks required pursuant to the terms of any such sale. See “—Co-sale rights and forced sale obligations” above.

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

Interconnection agreements

     In November 1998, we entered into a local interconnection agreement with Telmex which was amended and extended on December 2003 and August 5, 2004. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Telefonica Moviles. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see “Item 4. Information on the Company—B. Business review—Supervision and regulation of the Mexican telecommunication industry—Interconnection.”

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

     Also in 2003 Maxcom exchanged one 2.5 Gbps lambda with another carrier in order to achieve redundancy in the fiber optic backbone, with this redundancy Maxcom acquires a more competitive edge in order to provide its customers with redundant services throughout its fiber backbone.

Axtel sale of capacity agreement

     On October 15, 2003, Maxcom executed an agreement with Axtel, S.A. de C.V. to sell capacity in the form of a STM16 in Maxcom’s fiber optic backbone covering the cities located between Mexico City and Laredo, Texas over a period of 13 years, with the possibility of an extension.

CPO trust agreement

     On April 25, 2002, Maxcom and its shareholders executed an irrevocable trust agreement with Banco Nacional de México, S.A. acting as trustee for the issuance of ordinary participation certificates, also known as “CPOs,” each representing one series N-2 share of the capital stock of Maxcom with liquidation preference rights. For a description of this agreement, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of the CPO Trust.”

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

Indentures

2000 Indenture

     On March 17, 2000, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 million 13 3/4% notes. The Indenture restricted Maxcom’s ability to incur indebtedness by requiring that Maxcom meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limited our ability to pay dividends, repurchase subordinated debt, redeem our capital stock, dispose of assets and make investments, among other things. All of these restrictions were eliminated as a result of the exchange offer and U.S.$11,590,000 aggregate amount of 13 3/4% notes under this indenture remains outstanding.

Old Indenture

     On April 29, 2002, Maxcom and its subsidiaries entered into an Indenture with The Bank of New York acting as a Trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$167,623,590 old notes. This indenture has substantially the same restrictions the 2000 Indenture had before they were eliminated pursuant to the exchange offer. However, as a result of the exchange offer and consent solicitation we consummated in October 8, 2004: (i) the covenants restricting our ability to pledge our assets as security for financings contained in this indenture were amended to allow us to secure up to an additional U.S.$50 million of liens on our assets, (ii) the covenant limiting our restricted payments, permitted investments and affiliate transactions was also amended to allow us to securitize our assets, including our accounts receivable and (iii) the covenant restricting our ability to enter into sale/leaseback transactions was deleted.

New Indenture

     On October 8, 2004, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009. The New Indenture restricts our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00. However, pursuant to certain exemptions, we are still able to incur up to U.S.$100.0 million of indebtedness to finance the cost of acquiring or constructing or installing telecommunication assets, and up to U.S.$20.0 million for working capital purposes, in each case at any one time outstanding.

Warrant agreement

     On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 13 3/4% notes for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the 13 3/4% notes.

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

Credit facilities

     In November 2004, we executed a credit agreement with Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin for Ps.100,000,000 (approximately U.S.$10 million dollars). Under this credit facility we must make 18 equal monthly installments of principal and interest to liquidate the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 1.2 additional percentage points.

     In April 2005, we executed a credit agreement with IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero for Ps.100,000,000 (approximately U.S.$10 million dollars). Under this credit facility we must make 12 equal monthly installments of principal and interest to liquidate the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 3 additional percentage points.

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

United States Federal Income Tax Considerations

General

     The following is a general discussion of the principal U.S. federal income tax consequences resulting from the beneficial ownership of (1) the old notes and CPOs received in the exchange consummated on April 29, 2002, (2) the 13 3/4% notes for holders who did not participate in the April 29, 2002 exchange, and (3) the new notes received in the October 2004 exchange (the new notes collectively with the old notes and the 13 3/4%, the “Notes”). In general, the federal income tax consequences of ownership of the Notes are identical, except where discussed below. This summary is relevant to you only if you are a U.S. holder holding your Notes and/or your CPOs (for holders of old notes received in the 2002 exchange) as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. In general, you will be a U.S. holder if you are:

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

     For holders who acquired the old notes and the CPOs in the 2002 exchange, the U.S. federal income tax consequences of certain aspects of the 2002 exchange were unclear. Therefore, the summary discusses the various alternative tax consequences of the old notes and the CPOs which may depend in part on the results of the 2002 exchange. For more complete information on the 2002 exchange, we urge you to consult the section entitled, “United States Federal Income Tax Considerations” on our Form 20-F for the fiscal year ending December 31, 2001, which was filed on July 1, 2002. You should also consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation.

     For holders who acquired the new notes in the 2004 exchange, the U.S. federal income tax consequences of certain aspects of the 2004 exchange were unclear. Therefore, the summary discusses the various alternative tax consequences of the new notes which may depend in part on the results of the 2004 exchange. For more complete information on the 2004 exchange, we urge you to consult the section entitled, “United States Federal Income Tax Considerations” in the Offering Circular with respect to the 2004 exchange. You should also consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation.

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

     The new notes. The interest payments with respect to the new notes that exceed 4.00% do not constitute qualified stated interest because such payments are not made at least annually, and therefore the new notes will be treated as issued with original issue discount.

     Your issue price in respect of the new notes received in the exchange will depend on whether either the old notes surrendered or the new notes received were “publicly-traded” as of the date of the 2004 exchange. If as of the date the 2004 exchange offer was consummated, the new notes were “traded on an established securities market’’ within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the 2004 exchange offer was consummated, then the issue price of such notes would equal the fair market value established by such trading. If the new notes were not so traded, but the old notes were so traded, then the issue price of the new notes would equal the fair market value, established by such trading, of the old notes. If neither the new notes nor the old notes were so traded, the issue price of the new notes generally would be the stated principal amount of such notes.

     It could not be determined whether the new notes or the old notes were, at the relevant times, traded on an established securities market within the meaning of the applicable regulations. The relevant Treasury Regulations are complex and highly detailed in defining the phrase “traded on an established market.’’ For example, it is possible that the new notes would have been treated as so traded not only if they are listed on an exchange, but also if transfers of such new notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your old notes or new notes may qualify for this purpose as “traded on an established market.’’

     In the event neither the old notes nor the new notes were treated as traded on an established securities market, the issue price of a new note would equal its stated principal amount, only if the interest rate was equal to or greater than the “applicable federal rate,’’ or AFR, for the month in which the new notes were issued. If the interest rate was less than the AFR, the issue price of a new note would be equal to its imputed principal amount, which generally is the sum of all payments due under the new note (including qualified stated interest) discounted from the date of payment to the issue date of the new notes at the AFR. Under these rules, the new notes would have an issue price equal to their stated principal amount.

     The old notes. The interest payments with respect to the old notes do not constitute qualified stated interest because such payments are not made at least annually.

     The determination of the issue price of the old notes will depend on whether the old notes or the 13 3/4% notes were “publicly traded” as of the date of the 2002 exchange, and if not publicly traded, whether the interest rate of the old notes is at least equal to or above the applicable federal rate, or AFR. If on the date of the 2002 exchange, the old notes were “traded on an established securities market” within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the exchange offer is consummated, then the issue price of such notes would equal the fair market value established by such trading. If the old notes were not so traded, but the 13 3/4% notes were so traded, then the issue price of the old notes would equal the fair market value, established by such trading, of the 13 3/4% notes. Under these rules, if either of the Notes were publicly traded, the old notes will be treated as containing original issue discount if the stated redemption price at maturity of the old notes exceeded the issue price (i.e., the fair market value of the old notes) by more than the de minimis amount.

     It could not be determined whether the old notes or the 13 3/4% notes were, at the relevant times, traded on an established securities market within the meaning of the applicable regulations. The relevant Treasury Regulations are complex and highly detailed in defining the phrase “traded on an established market.” For example, it is possible that the old notes would have been treated as so traded not only if they were listed on an exchange, but also if transfers of such old notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your 13 3/4% notes or old notes qualified for this purpose as “traded on an established market.”

     In the event that neither the old notes nor the 13 3/4% notes were traded on an established securities market, the issue price of the old notes would equal their stated principal amount if the interest rate on the old notes was equal to or greater than the AFR for the month in which the old notes were issued. If the interest rate was less than the AFR, then the issue price of a old note would be equal to its imputed principal amount, which generally is the sum of all payments due under the old note (including qualified stated interest) discounted from the date of payment to the issue date of the old notes at the AFR. Under these rules, if the old notes and the 13 3/4% notes were not traded on an established securities market and, because the interest rate on the old notes was less than the AFR for April 2002, the issue price of the old notes would be the sum of all payments due under the note discounted at the AFR from the date of payment to the old notes’ issue date. The old notes, therefore, would be treated as having original issue discount because the old notes’ stated redemption price at maturity (which is the total amount of all principal and interest payments made on the note, other than “qualified stated interest”) would exceed the issue price of the old notes by more than the de minimis amount.

     The 13 3/4% notes. The 13 3/4% notes were issued with original issue discount for U.S. federal income tax purposes. If you were an original purchaser of an 13 3/4% note, you also acquired a warrant as part of an “investment unit” for federal income tax purposes. Our company allocated the issue price of a unit between the 13 3/4% note and the associated warrant in accordance with our company’s determination of their relative fair market values on the issue date. Our company determined that the issue price of each 13 3/4% note should be U.S. $975.06. Although our company’s allocation is not binding on the IRS, if you were an initial purchaser of a unit, you had to use our company’s determination of the 13 3/4% note issue price for purposes of calculating original issue discount unless you disclosed on your U.S. federal income tax return for the year in which you acquired the unit that you planned to use an allocation inconsistent with our company’s allocation. As mentioned above, the stated redemption price at maturity of a note equals the total amount of all principal and interest payments to be made on the Note, other than qualified stated interest. However, if the amount of original issue discount determined under this formula is “de minimis original issue discount,” then the notes will be treated as if there is no original issue discount. The 13 3/4% notes will have de minimis original issue discount if the total amount thereof is less than the product of 0.25% of the stated redemption price at maturity and the number of full years from the issue date to the maturity date of the note.

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

     Generally, upon election, you may use the constant yield to maturity method applicable to original issue discount to determine the timing of inclusion of all qualified stated interest (if any) and original issue discount on the old notes, subject to certain limitations. Such an election will apply to all debt instruments held or acquired by you on or after the beginning of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

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

     With respect to the holders of old notes, the rules discussed below under “Premium and acquisition premium” may reduce or eliminate the amount of original issue discount you must include in your income. For example, if your exchange of the 13 3/4% notes for old notes and CPOs qualified as a recapitalization, your basis in the old notes may substantially exceed the issue price of such old notes (depending on your basis in the 13 3/4% notes), and you may be able to reduce or eliminate the amount of original issue discount includible with respect to such old notes.

     You should consult your tax advisor concerning the inclusion in your taxable income of the original issue discount attributable to the old notes or the 13 3/4% notes.

Premium and acquisition premium.

     The new notes. If you acquired new notes for an amount (or with a basis) less than or equal to the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) but in excess of their adjusted issue price (any such excess being acquisition premium),you will be considered to have acquired the new notes at an acquisition premium. If you do not make the election described below, you are permitted to reduce the daily portions of original issue discount includible in your income by a fraction, (i) the numerator of which is the excess of your adjusted tax basis in the new notes immediately after their acquisition over the adjusted issue price of such new notes and(ii) the denominator of which is the excess of the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) over the adjusted issue price of such new notes.

     If you acquired the new notes for an amount (or with a basis) greater than the sum of all amounts payable on such new notes after the acquisition date (other than payments of qualified stated interest, if any) you will be considered to have acquired the new notes at a premium. In such a case, you will not be required to include any original issue discount in your gross income.

     The old notes. If you acquired old notes for an amount (or with a basis) less than or equal to the sum of all amounts payable on such old notes after the acquisition date (other than payments of qualified stated interest, if any) but in excess of their adjusted issue price (any such excess being acquisition premium), you will be considered to have acquired the old notes at an acquisition premium. If you do not make the election described below, you are permitted to reduce the daily portions of original issue discount includible in your income by a fraction, (i) the numerator of which is the excess of your adjusted tax basis in the old notes immediately after their acquisition over the adjusted issue price of such old notes and (ii) the denominator of which is the excess of the sum of all amounts payable on such old notes after the acquisition date (other than payments of qualified stated interest, if any) over the adjusted issue price of such old notes.

     If you acquired the old notes for an amount (or with a basis) greater than the sum of all amounts payable on such old notes after the acquisition date (other than payments of qualified stated interest, if any) you will be considered to have acquired the old notes at a premium. In such a case, you will not be required to include any original issue discount in your gross income.

     The 13 3/4% notes. Similarly, if you purchased your 13 3/4% notes for an amount (or with a basis) greater than the sum of all amounts payable on your 13 3/4% notes after the purchase date (other than payments of qualified stated interest, if any) you will be considered to have purchased your 13 3/4% notes at a premium.

     General. You generally may elect to amortize the premium, if any, on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the Notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the Notes to the extent that any amortizable bond premium is applied to offset your interest income on the Notes. If you do not make this election, the premium on your Note, whether on an 13 3/4% note or old note, will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Note.

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

     The new notes. If you acquired your new notes as part of the 2004 exchange, whether the new notes will be treated as having market discount may depend on whether the exchange was treated as a recapitalization for U.S. federal income tax purposes, which is not entirely clear. If the 2004 exchange was not treated as a recapitalization, the new notes will be considered to have been acquired with market discount if the adjusted issue price of the new notes at the time of the 2004 exchange exceeded your initial tax basis in the new notes by more than a specified “de minimis amount.” As discussed below in “Adjusted tax basis of the new notes,” your initial tax basis in the new notes will depend on whether the new notes were treated as securities for U.S. federal income tax purposes.

     The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the new notes and Series N-1 Preferred Stock for the old notes (if such exchange is treated as a recapitalization and the old notes are market discount bonds), would carry over to the nonrecognition property received on the exchange. If such regulations were promulgated and were applicable to the 2004 exchange, any accrued market discount not treated as ordinary income on the exchange would carry over to the nonrecognition property received in the exchange (e.g. the Series N-1 Preferred Stock and/or the new notes if the new notes were treated as securities for U.S. federal income tax purposes). On disposition of any such new notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the new notes, you had previously elected to include market discount in income as it accrues). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.

     The old notes. If you acquired your old notes as part of the 2002 exchange, whether the old notes will be treated as having market discount may depend on whether the exchange was treated as a recapitalization for U.S. federal income tax purposes, which is not entirely clear. If the exchange was not treated as a recapitalization, your old notes will be considered to have been acquired with market discount if the adjusted issue price of your old notes at the time of the exchange exceeded your initial tax basis in the old notes by more than the “de minimis amount.” As discussed below in “Adjusted tax basis of the old notes and the CPOs,” your initial tax basis in the old notes will depend on whether the old notes were treated as securities for U.S. federal income tax purposes.

     The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the old notes and CPOs for the 13 3/4% notes (assuming: (a) such exchange is treated as a recapitalization, (b) the 13 3/4% notes are market discount bonds, and (c) the old notes are treated as securities for U.S. federal income tax purposes), would carry over to the nonrecognition property received on the exchange. If such regulations were promulgated and were applicable to the 2002 exchange, any accrued market discount with respect to the 13 3/4% notes that was not treated as ordinary income on the exchange would carry over to the old notes and CPOs received in the exchange. On disposition of any such old notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the old notes, you had previously elected to include market discount in income as it accrues, in which case the amount taxable as ordinary income on disposition would be reduced by the amount of market discount previously included in income). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.

     Sale, exchange or retirement of a Note. General. Upon the sale, exchange or retirement of a Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the Note, determined under the rules discussed in the following paragraphs. Such capital gain or loss recognized on the sale, exchange or retirement of the Note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 15% (through December 31, 2008) if you held the Note for more than one year before sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the Notes generally will be treated as U.S. source gain or loss.

     The adjusted tax bases and the holding periods of the new notes received in the 2004 exchange depends upon the tax consequences of the 2004 exchange of old notes for new notes. While the issue is not free from doubt, we believe that the old notes were likely to be treated as securities for U.S. federal income tax purposes and that there is a reasonable position that the new notes also should be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with regard to this issue.

     Adjusted tax basis of the new notes. If the 2004 exchange is treated as a recapitalization for U.S. federal income tax purposes, your aggregate tax basis in the new notes you received in the exchange will equal your tax basis in your old notes; provided that the tax basis of any new notes treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued interest. Your basis in the new notes will be the same as your basis in the old notes. Your holding period in the new notes will be the same as your holding period in the old notes you surrendered in the 2004 exchange; provided that the holding period for holding period of new notes treated as received in satisfaction of accrued but unpaid interest should not include the holding period in the old notes you surrendered in the exchange.

     If, alternatively, the 2004 exchange is not treated as a recapitalization because the old notes surrendered or new notes received were not securities, then your adjusted basis in the new notes will equal the issue price of the new notes. Your holding period in the new notes will begin on the day following the date of the 2004 exchange.

     Adjusted tax basis of the old notes. If you did not tender your old notes in the 2004 exchange, while the issue is not free from doubt, you should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes and you should have the same adjusted tax basis and holding period in your old notes after the exchange.

     The adjusted tax bases and the holding periods of the old notes, the 13 3/4% notes and the CPOs depend upon the tax consequences of the 2002 exchange of 13 3/4% notes for old notes and CPOs. While the issue is not free from doubt, we believe that the 13 3/4% notes are likely to be treated as securities for U.S. federal income tax purposes and that there is a reasonable position that the old notes also should be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with regard to this issue.

     Adjusted tax basis of the old notes and the CPOs. If the 2002 exchange is treated as a recapitalization for U.S. federal income tax purposes and the 13 3/4% notes and the old notes qualify as securities, your aggregate tax basis in the old notes and the CPOs will equal your tax basis in your 13 3/4% notes. Although the method for allocating your tax basis in the 13 3/4% notes between the old notes and the CPOs is unclear, the determination of the portion of your tax basis in the 13 3/4% notes that should be allocated to the old notes and the CPOs should be based on the issue price of the old notes (as determined under “Original issue discount”) and the fair market value of the CPOs. Your holding period in the old notes and the CPOs will include your holding period in the 13 3/4% notes you surrender in the exchange.

     If, however, the old notes do not qualify as securities, your tax basis in the old notes should equal their issue price, and your tax basis in the CPOs should equal your tax basis in your 13 3/4% notes, less the issue price of the old notes, plus any gain recognized in the exchange. In addition, your holding period in the old notes will begin on the day following the date of the exchange and your holding period in the CPOs will include your holding period in the 13 3/4% notes you surrendered in the exchange.

     If, alternatively, the exchange is not treated as a recapitalization because the 13 3/4% notes are not securities, then your adjusted basis in the old notes will equal the issue price of the old notes, and your adjusted basis in the CPOs will equal the fair market value of the CPOs. Your holding period in the old notes and the CPOs will begin on the day following the date of the exchange.

     Adjusted tax basis of the 13 3/4% notes. If you did not tender your 13 3/4% notes in the 2002 exchange, while the issue is not free from doubt, you should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes and you should have the same adjusted tax basis and holding period in your 13 3/4% notes after the exchange.

     Foreign tax credit. Interest, original issue discount and additional amounts. Qualified stated interest, original issue discount and additional amounts (if any) paid on the Notes will constitute income from sources outside the United States, and, with certain exceptions, generally will be grouped together with other items of passive income, for purposes of computing the foreign tax credit allowable to you. The availability of a foreign tax credit is subject to certain conditions and limitation, and the rules governing the foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding rules governing the foreign tax credit.

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

     The Jobs Growth Tax Relief Reconciliation Act of 2003 generally lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program, and such corporation is eligible for benefits of such income tax treatment. The Secretary of the Treasury has indicated that the income tax treaty between the United States and Mexico (see “—Mexican Taxation—United States/Mexico and other tax treaties”) would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the CPOs will not be treated as readily tradable on an established securities market in the United States. You are urged to consult your tax advisor regarding this legislative change. A qualified foreign corporation, however, does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company”, as discussed below.

     In addition, the legislation also accelerated to January 1, 2003, the reduction in ordinary income tax rates previously calculated to take effect over the next several years.

     Sale, redemption or other taxable disposition of the CPOs. Subject to the “passive foreign investment company” rules discussed below, generally, you will, upon the sale, redemption or other taxable disposition of your CPOs, recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and fair market value of property received therefore (if the amount received is denominated in foreign currency other than in U.S. dollars, then its U.S. dollar equivalent determined at the spot rate on the date of the disposition) and (ii) your tax basis in your CPOs (in U.S. dollars) as determined in “Sale, exchange or retirement of a Note—Adjusted tax basis of the old notes and the CPOs.”

     Capital gain recognized by you generally will be long-term capital gain and subject to a maximum federal income tax rate of 15% (through December 31, 2008) if you held CPOs for more than one year before the sale. Recent legislation has reduced the maximum federal income tax rate to 15% for capital gains taken into account from May 6, 2003 through December 31, 2008. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of your CPOs generally will be treated as U.S. source gain or loss.

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

     The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. Based on the source of our income and the value of our non-passive assets as compared to our passive assets, in 2004 we believe we were not a PFIC for U.S. federal income tax purposes and we do not expect to be a PFIC in future taxable years. However, as noted above, the determination of PFIC status is a factual determination that must be made annually and our current belief that we were not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and intend to notify you within 75 days of the end of any year in which we become a PFIC.

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

     Under the current ownership structure, we believe that we are a CFC for U.S. federal income tax purposes. You should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.

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

Mexican tax consequences to Foreign Holders of the exchange of old notes for new notes

     General. A Foreign Holder will not be subject to any Mexican tax upon the exchange of the old notes for the new notes, since it will be treated by us as additional consideration for Mexican tax purposes, paid to the Foreign Holders in exchange for their tendered old notes.

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

then, the withholding tax rate will be 33%. For the following years 2005, 2006 and 2007 the tax rate will be 30%, 29% and 28% respectively.

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

     However, during the fiscal year 2005, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate. From 2001 and beyond, holders of the notes should consult their own tax advisors as to the possible application of the Tax Treaty.

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

PART II

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

     The 13 3/4% notes, the old notes, the new notes, the working capital credit facilities executed on April 28, 2004 and August 17, 2004 with Banco Santander Mexicano, S.A. (which we refer to as Banco Santander) and the line of credit executed also with Banco Santander on November 5, 2004, constituted substantially all of our indebtedness as of December 31, 2004. For a more detailed description of the Banco Santander’s working capital credit facilities and line of credit, see “Item 5. Operating Review and Financial Prospects — B. Liquidity and Capital Resources — Financing sources and liquidity.” As a result, we do not currently have any significant interest rate risk.

Foreign exchange risk

     Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2004, were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

     The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2004, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.2.3 million over a one-year period.

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

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Adrián Aguirre Gómez is an audit committee financial expert as defined under appropriate Securities and Exchange Commission guidelines. Mr. Aguirre is also Series A and A-1 Director and Chairman of the Board.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers, S.C. served as our auditors for the years ended December 31, 2004, 2003, 2002 and 2001. The following table sets forth the fees paid to Pricewaterhouse Coopers, S.C for the financial years ended December 31, 2004 and 2003.

	Year ended December 31
	2004		2003
	(in millions)
Audit Fees(1)	Ps.	2.6	Ps.	1.5
Taxes Fees and Other Statutory Audit requirements fees(2)		0.7		0.7

Total revenues	Ps.	3.3	Ps.	2.2

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

     We have introduced procedures for the review and pre-approval of any services performed by PWC. The procedures require that all proposed engagements of Pricewaterhouse Coopers, S.C. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

PART IV

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

Page
Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-7

Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules	S-I
Valuation and Qualifying Accounts	S-II

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, City, March 16, 2005, except for Note 22 for which the date is June 27, 2005

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. de C. V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred above, present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries at December 31, 2004 and 2003, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

PricewaterhouseCoopers

José S. Oropeza de la Cruz
Audit Partner

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)

In thousands of Mexican pesos (“Ps.”) in purchasing power
as of December 31, 2004 and thousands of U.S. dollars (“$”)

	2004		2003		2004
					(Unaudited)
					(Note 2b)
ASSETS

Current assets:
Cash and cash equivalents (Note 4)	Ps.	60,183	Ps.	43,903	$5,398
Restricted cash (Note 5)		5,555		—	498

		65,738		43,903	5,896

Accounts receivable:
Customers, net of allowance of $63,097 and $65,512 in 2004 and 2003, respectively		116,825		122,732	10,478
Value-added tax refundable		2,597		—	233
Other sundry debtors		29,538		10,263	2,649

		148,960		132,995	13,360
Inventory, net of allowance of $342 and $322 in 2004 and 2003, respectively		11,311		19,409	1,014
Prepaid expenses-net		66,963		56,446	6,006

Total current assets		292,972		252,753	26,276

Restricted cash (Note 5)		12,682		—	1,137
Frequency rights net (Note 6)		94,277		101,269	8,455
Telephone network systems and equipment-net (Note 8)		1,726,300		1,617,231	154,825
Preoperating expenses-net (Note 9)		153,492		188,950	13,766
Intangible assets-net (Note 10)		366,128		411,156	32,837
Rent deposits of $16,146 and $24,871 in 2004 and 2003, respectively and other assets		20,915		29,620	1,876

Total assets	Ps.	2,666,766	Ps.	2,600,979	$239,172

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Interest payable (Note 13)	Ps.	8,509	Ps.	4,951	$763
Bank loans (Note 12)		145,591		—	13,057
Accrued expenses and accounts payable (Note 11)		226,380		131,764	20,303
Customer deposits		2,590		2,242	232
Payroll and other taxes payable		46,926		60,855	4,209

Total current liabilities		429,996		199,812	38,564

Long-term liabilities:
Senior notes-net (Note 13)		593,441		2,115,908	53,223
Long term bank loans (Note 12)		27,785		—	2,492
Notes payable		31,187		13,690	2,797

Total liabilities		1,082,409		2,329,410	97,076

Commitments and contingencies (Notes 12, 13, 14 and 19)

Shareholders’ equity:
Capital stock, no par value (Note 15)		2,420,295		1,843,571	217,067
Additional paid-in capital (Notes 15 and 21)		866,612		1,544	77,723
Accumulated deficit (Note 16):
Prior years deficit		(1,573,546)		(1,187,303)	(141,125)
Net loss for the period		(129,004)		(386,243)	(11,569)

		(1,702,550)		(1,573,546)	(152,694)

Total shareholders’ equity		1,584,357		271,569	142,096

Total liabilities and shareholders’ equity	Ps.	2,666,766	Ps.	2,600,979	$239,172

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1, 2 and 3)

In thousands of Mexican pesos (“Ps.”) in purchasing power
as of December 31, 2004 and thousands of U.S. dollars (“$”)

	2004		2003		2002		2004
							(Unaudited)
							(Note 2b)
Net revenues	Ps.	868,214	Ps.	805,371	Ps.	586,176	$77,867

Operating costs and expenses:
Network operating costs		306,395		289,343		227,590	27,479
Selling, general and administrative expenses		374,393		405,504		468,916	33,578
Depreciation and amortization		334,884		353,626		347,330	30,034

Total operating costs and expenses		1,015,672		1,048,473		1,043,836	91,060

Operating loss		(147,458)		(243,102)		(457,660)	(13,224)

Integral cost (income) of financing:
Interest expense		37,483		31,794		227,105	3,362
Interest income		—		(4,397)		(4,891)	—
Exchange loss (gain) — net		1,404		182,117		225,980	126
Gain on net monetary position		(86,168)		(80,111)		(110,050)	(7,728)

		(47,281)		129,403		338,144	(4,240)

Other income (expense) — net		792		157		(2,891)	71

Loss before taxes		(100,969)		(372,662)		(792,913)	(9,055)

Provisions for:
Asset tax (Note 18)		26,937		12,944		7,461	2,416
Income tax (Note 18)		1,098		637		1,013	98

		28,035		13,581		8,474	2,514

Net loss	(Ps.	129,004)	(Ps.	386,243)	(Ps.	801,387)	($11,569)

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1, 2 and 3)

In thousands of Mexican pesos (“Ps.”) in purchasing power
as of December 31, 2004 and thousands of U.S. dollars (“$”)

			Additional				Total
	Capital		paid-in			Accumulated	shareholders’
	stock		capital			deficit	equity
	(Note 15)					(Note 16)
Balance at December 31, 2002	Ps.	1,843,571	Ps.	460	Ps.	(1,187,303)	Ps.	656,728

Increase in capital stock		—		1,084		—		1,084

Comprehensive net loss (Note 3a. iii)		—		—		(386,243)		(386,243)

Balance at December 31, 2003		1,843,571		1,544		(1,573,546)		271,569

Increase in capital stock (Note 15)		576,724		865,068		—		1,441,792

Comprehensive net loss (Note 3a. iii)		—		—		(129,004)		(129,004)

Balance at December 31, 2004	Ps.	2,420,295	Ps.	866,612	Ps.	(1,702,550)	Ps.	1,584,357

U.S. dollars (Note 2)		$217,067		$7,723		$(152,694)		$142,096

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1,2 and 3)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of
December 31, 2004 and thousands of U.S. dollars (“$”)

	2004		2003		2002		2004
							(Unaudited)
							(Note 2b)
Operating activities:
Net loss	(Ps.	129,004)	(Ps.	386,243)	(Ps.	801,387)	$11,569)

Charges to income not affecting resources:
Depreciation and amortization		334,884		353,626		347,330	30,034

(Increase) decrease in:
Accounts receivable-net		(15,966)		(8,759)		(47,050)	(1,431)
Inventory-net		8,098		1,525		12,024	726
Prepaid expenses-net		(10,517)		(17,493)		(27,041)	(943)
Restricted cash, liabilities and others-net		80,295		7,784		144,098	7,201

Resources used for operating activities		267,790		(49,560)		(372,026)	24,018

Financing activities:
Issuance of capital stock		576,724		—		858,867	51,724
Additional paid-in capital		865,068		1,085		820,064	77,585
(Repayments) Proceeds from loans and notes payable		(1,345,533)		97,675		(802,200)	(120,676)

Resources provided by (used in) financing activities		96,259		98,760		876,731	8,633

Investing activities:
Investment in telephone network systems and equipment, net of dispositions		(324,203)		(114,953)		(400,775)	(29,077)
Intangible assets		(32,272)		(16,630)		(178,725)	(2,894)
Other assets		8,706		(289)		1,849	781

Resources used for investing activities		(347,768)		(131,872)		(577,651)	(31,190)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		16,280		(82,672)		(72,946)	1,461
Cash and cash equivalents at beginning of year		43,903		126,575		199,521	3,937

Cash and cash equivalents at end of year	Ps.	60,183	Ps.	43,903	Ps.	126,575	$5,398

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

In thousands of Mexican pesos (“Ps.”) in purchasing power as of
December 31, 2004 and thousands of U.S. dollars (“$”)

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

On February 3, 1997, the Ministry of Communications and Transportation (“SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico. Subsequently, on December 7, 1999, September 27, 2001, and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession. This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. The concession grants the Company the right to provide the services granted in the concession in any part of the Republic of Mexico. Moreover, the last authorization dated December 2, 2004 sets forth future obligations of the Company (Note 19d).

In October 1997, the Company was awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years.

On January 22, 1999, the Company entered into a contract with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex ´s long-distance traffic.
Additionally, the Company subscribed an interconnection service agreement with Telmex, which allows Maxcom, to finish its long distance traffic in Telmex ´s network.

The Company has negotiated the signing of various amending agreements to the Local Interconnection Services contract (the “contract”) with Telmex, to extend the original term of that contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause denominated “continuous application”. That clause sets forth that upon termination of the first period, the terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks.

In addition, this contract was amended on March 23, 1999, in order to apply a compensation agreement between the parties with respect to the reciprocal debts in local interconnection traffic.

During 2003 and 2002 the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies.

The COFETEL (Federal Telecommunications Commission) in their session of November 28, 2000 issued a resolution authorizing the Company to operate as an international port, the station located in Magdalena No. 211, Mexico City.

In August 2002, the Company bought a fiber optic system (2,011 Km), which allows the Company to operate a network that carries traffic from Mexico City to the Nuevo Laredo border crossing.

NOTE 2 — BASIS OF PRESENTATION:

a. Consolidation -

The consolidated financial statements include the accounts of Maxcom and its subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. (“Corporativo”), Maxcom Servicios Administrativos, S. A. de C. V. (“MSA”), and Maxcom USA, Inc. (“Maxcom USA”). Corporativo and MSA are wholly-owned Mexican subsidiaries. Their main business is to render administrative and technical services mainly to Maxcom. Maxcom holds 99.99% of the capital stock of Maxcom USA, a subsidiary that was incorporated on February 3, 2004 in accordance with the laws of the State of Delaware, USA. Its primary operation is to promote telecommunication services such as international long-distance traffic, data services, and other value added services from the border at Nuevo Laredo and through Mexican territory.

b. Convenience translation -

U.S. dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican pesos, as a matter of arithmetic computation only, at December 31, 2004, noon-buying rate of Ps.11.15 per U.S.$1.00, as published by The Federal Reserve Bank of New York. Such translation should not be considered as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”). The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a.	Recognition of the effects of inflation -

The financial statements of the Company have been prepared in accordance with Statement
B-10 “Recognition of the Effects of Inflation on Financial Information,” (Integrated Document) issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation.

i.	The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2004), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. The financial statements have been restated to Mexican pesos as of December 31, 2004 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2004 and 2003 was 1.0519 and 1.0397, respectively. Therefore, these amounts differ from those previously reported.

ii.	Capital stock, additional paid-in capital and accumulated deficit represent the value of these items stated in purchasing power as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

iii.	Comprehensive income (loss) is represented by the net income (loss) plus those items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

iv.	The gain or loss on monetary position represents the inflation gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

v.	Integral income and cost of financing consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position. Integral income and cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.

vi.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The

Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

b.	Cash and cash equivalents -

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are stated at cost, which approximates fair market value.

c.	Inventory -

Inventories are constituted by necessary equipment to maintain the telephone network systems, and their cost of sales, are initially recorded at average cost and are subsequently restated based on factors derived from the NCPI. Amounts so determined do not exceed its fair value.

d.	Telephone network systems and equipment -

Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since their acquisition date.

Telephone network equipment held for resale is valued at the lower of acquisition cost or net realization value, where the acquisition cost is determined on the method last in first out (“LIFO”).

Depreciation is calculated by the straight-line method over the restated cost, based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.43, 222, Ps.36,765 and Ps.36,171 (including Ps.279, Ps.83 and Ps. 7,397 of integral cost of financing) in 2004, 2003 and 2002, respectively.

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

The telephone network systems and equipment values are subject of an impairment evaluation (Note 8).

e.	Concession -

On February 3, 1997, the Ministry of Communications and Transportation awarded the Company a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 1999, 2001, and 2004, and currently permits the Company to render basic telephony services with national coverage, long-distance services, data transfer services, and other value added services (Note 19d).

In accordance with Statment C-8 “Intangible Assets”, this concession was not recognized for financial reporting puposes and is only disclosed through notes to the financial statements (Note 1).

f.	Frequency rights -

Frequency rights are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date. Amortization is calculated by the straight-line method over the term of the frequency rights, which is 20 years (Note 6).

g.	Preoperating expenses -

All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis over 10 years. The amortization period begins when the corresponding project commences operations.

h.	Intangibles -

The intangible assets are recognized in the balance sheet as long as these are identifiable, provide economic benefits and the Company has control over such benefits. Intangible assets with a definite life are amortized systematically based on the best estimate of their useful life determined in accordance with the expected future economic benefits.

Purchased software and certain activities of developing internal-use software are capitalized and amortized over their expected useful lives. Other activities, such as training, maintenance and re-engineering, are expensed as incurred.

Intangible assets carrying value is subject to an annual impairment evaluation (Note 3i).

Debt issuance costs are amortized on a straight-line basis over the outstanding term of the related debt.

i.	Long-lived assets evaluation -

The Company evaluates the ability to recover its long-lived assets when events and circumstances indicate that such assets might be impaired. The impairment is determined by comparing the discounted future cash flows estimated to be generated by these assets to their respective carrying amounts. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, the fair market value is determined primarily using the anticipated future cash flows discounted at a rate commensurate with the risk involved. Losses on the property and equipment to be disposed of, are determined in a similar manner, unless the fair market values are reduced for the cost to dispose (Note 22).

j.	Transactions and balances in foreign currencies -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet date. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are charged or credited to income.

k.	Income tax and statutory employees’ profit sharing -

The Company has incurred tax losses since inception and accordingly has not provided for income taxes and statutory employees’ profit sharing.

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities (Note 18).

l.	Management estimates -

Generally accepted accounting principles require that, in preparing a Company’s financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.

m.	Financial instruments -

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable and payable, and notes payable. The carrying amounts of such financial instruments with the exception of Senior Notes, as reflected in the balance sheet, approximate their fair value as of December 31, 2004 and 2003. The following table represents the book and fair values of those notes:

	2004				2003
	Book value		Fair value		Book value		Fair value
Senior Notes	Ps.	593,441	Ps.	556,656	Ps.	2,115,908	Ps.	1,892,263

n.	Revenue recognition -

The Company recognizes revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.

Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is deferred and amortized over the remaining term of concession. The concession expires in October 2017.

Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

Revenue from interconnection services is recognized on an accrual basis. The Company entered into local interconnection contracts with various telephone companies under the “bill and keep” compensatory agreement scheme. In accordance with this agreement, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed a determined percentage, there will be no payment of an interconnection rate charge to the user of the interconnection services. However, if the imbalance exceeds that percentage in a determined month, the net user will be subject to a per minute charge. The percentage of imbalance was 70% for the period February 25, 1999 to December 31, 2002, 30% for January 1, 2003 to October 31, 2004, 18% for December 1 to 31, 2004, and 15% as of January 2005. In the event that the Company fails to maintain a significant percentage of residential users, the compensatory agreement will be terminated and asymmetric interconnection rates could be applied.

The Company also has interconnection contracts for long-distance mobile services with other telephony companies. However, they do not include the feature of the compensatory agreement.

During 2003, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. Revenues from lease of capacity are recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract.

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates a reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively except when there is a negotiated agreement with a customer. In such cases, a reserve is created in the amount of 30% once accounts receivable balance is 90 days past due and 100% when the balance is due over 120 days.

o.	Stock-based compensation -

The Company accounts for the activity under the employee stock compensation plans under the intrinsic value method. Accordingly, compensation expense has been recognized for the intrinsic value of options granted under these plans. If compensation expense had been determined based on the fair value of the options at the grant dates, the Company’s net income and earnings per share would have decreased or increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	2004		2003		2002
Net loss of year as reported	(Ps.	129,004)	(Ps.	386,243)	(Ps.	801,387)

Add: stock-based employee compensation expense included in reported net loss		—		8		14,355

Deduct: total stock-based employee compensation expense determined under fair value based method for all awards		—		(966)		(36,453)

Pro-forma net loss of year		(129,004)		(387,201)		(823,485)

Earning loss per share (EPS):
Basic, as reported	(Ps.	0.00)	(Ps.	0.02)	(Ps.	0.06)
Basic, pro-forma	(Ps.	0.00)	(Ps.	0.02)	(Ps.	0.06)

The fair value of each option is estimated on the date it is granted using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants during the year ended December 31, 2004, 2003 and 2002 respectively with the following assumption:

	2004	2003	2002
Expected yield	—	—	—
Expected stock price volatility	52.03%	50%	50%

	2004	2003	2002
Risk-free interest rate	2.79%	2.74%	4.55%
Expected life of options	3	3	5

Based on a third party valuation management determined that the Series N stock and the related options had an insignificant value for the year ended 2004 and a result no stock based compensation expense was recorded..

p.	Advertising and promotional costs -

The Company expenses costs of advertising and promotions as incurred. Advertising and promotional expenses were Ps.14,223, Ps.4,133 and Ps.18,110 in 2004, 2003 and 2002, respectively.

q.	Segment reporting -

The Statement B-5 “Financial Information by Segments” requires that companies review their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented, the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 20 is a specific disclosure required by the SCT in the Company’s concession title.

r.	Long-lived assets -

The provisions of Statement C-15, “Impairment of the Value of Long-Lived Assets and their Disposal”, issued by the IMCP, went into effect on January 1, 2004. Statement C-15 establishes general criteria for the identification and, if applicable, recording of impairment losses or decrease in the value of long-lived tangible and intangible assets, including goodwill. No impairment was identified or recorded during 2004.

s.	New accounting standards -

The following accounting standards, which were issued by the Mexican Institute of Public Accountants (“MIPA”), went into effect on January 1, 2005. Management believes that an adoption of these standards will not have a material effect on its consolidated balance sheet, consolidated statement of operations and statement of changes in financial position.

Statement B-7, “Acquisitions of Businesses”:

Establishes among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it instead subject to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control.

Amendments to Statement C-2, “Financial Instruments”:

Its provisions require that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and includes rules for determining the effects of impairment of financial instruments.

Statement C-10, “Derivative Financial Instruments and Coverage Hedging”:

This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

Amendments to Statement D-3, “Labor Obligations”: These amendments provide additional valuation and disclosure rules for recognizing severance payments due to events other than restructuring.

NOTE 4 — CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31 consists of:

	2004		2003
Cash	Ps.	11,724	Ps.	6,807
Bank of America: $902 and $1,040 in certificates of deposit and government instruments, bearing annual interests at variable rate and 0.7%, respectively		10,159		12,292
Santander Serfin: money market instruments, bearing interest at a variable rate		38,300		—
Banamex: $24,804 in government instruments, bearing annual interest of 6.1% in 2003		—		24,804

	Ps.	60,183	Ps.	43,903

NOTE 5- RESTRICTED CASH:

Pursuant to the credit agreement with Banco Santander Mexicano, S. A. (Note 12), the Company guaranteed the payment of interest related to the Ps. 100,000 loan, as follows:

a.	In accordance with the loan agreement in effect, the Company must maintain a cash balance on a monthly basis of Ps.5,555 in an account with HSBC, S.A., used for operations, to guarantee the monthly principal payments under the loan.

b.	In addition, the Company is required to maintain Ps. 12,682 in a trust to guarantee the payment of two months of principal and accrued interest through the maturity of the loan.

NOTE 6 — FREQUENCY RIGHTS:

Frequency rights at December 31 consist of the following:

	2004		2003
Frequency rights	Ps.	139,846	Ps.	139,846
Less — Accumulated amortization		(45,569)		(38,577)

	Ps.	94,277	Ps.	101,269

On October 3, 1997, the Mexican Federal Government granted the Company ten concessions to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven of them are nation wide point-to-point and three regional point-to-multipoint microwave concessions. The frequency rights became effective February 28, 1998, and will run through the year 2018.

In accordance with the terms of these frequency rights, the Company must provide to the Mexico’s Ministry of Communications and Transportation (the “SCT”) a guarantee on its operation and renew it every year (Note 19e).

For the years ended December 31, 2004, 2003 and 2002, the Company recorded amortization expense for these frequency rights in the amount of Ps.6,992, Ps.12,938 and Ps.6,992, respectively.

NOTE 7 — TRANSACTIONS WITH RELATED PARTIES:

For the years ended December 31, related party transactions were as follows:

	2004		2003		2002
Office and site lease (1)	Ps.	264	Ps.	231	Ps.	230
Compensation in connection with the operation agreement and other expenses with CT Global Telecommunications, Inc. (2)		—		—		173
Travel expenses to Bachow and Associates (5)		31		273		159
Commissions paid to Francisco Adrián Aguirre Palme (4)		58		—		—
Travel expenses to Bank Boston (5)		—		—		14
Expenses to Bank of America (3)		397		209		234
Advertising and other management services to Operadora Plusgamma (6)		—		306		3,817
Comissions and management services to Comercializadora Road el Camino (7)		37		48		579
Advertising services provided by Difusión Panorámica (8)		88		—		—

	Ps.	875	Ps.	1,067	Ps.s	5,206

(1)	The Company leases a site, which is located within the premises of Radio Centro Group, which is controlled by the family of one of the shareholders, Adrian Aguirre Gómez.

(2)	It relates to the reimbursement of travel expenses for Board meetings.

(3)	2004 expenses include travel expenses reimbursements and expenses relating to the debt restructuring. The expenses during 2003 and 2002, relate to travel expenses reimbursements only.

(4)	During 2004, the Company paid sales commissions’ to a family of one of the shareholders, Adrian Aguirre Gómez.

(5)	Reimbursement of travel expenses to certain shareholders.

(6)	For the years 2003 and 2002, advertising expense related to an advertising purchase agreement of $3,000, signed in April 2003, for advertising service that is being provided by Grupo Radio Centro from its subsidiary Operadora Plusgamma. The Aguirre Gómez family used the $3,000 proceeds from this agreement to purchase Series “A1” stock, pursuant to the private equity investment.

(7)	2004 expenses relate to sales commissions paid. Expenses during 2003 and 2004 were related to administrative services.

(8)	Advertising expenses paid to Difusión Panorámica, a company owned by an affiliate of one of the shareholders.

NOTE 8 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT, NET:

At December 31 consists of:

					Useful life (1)
	2004		2003		(years)
Office furniture	Ps.	16,624	Ps.	16,066	10
Transportation equipment		25,731		25,150	4
Engineering equipment		11,012		11,000	10
Computer equipment		58,751		52,326	3.33
Telecommunication network and equipment		1,259,954		1,215,864	10
Electronic equipment		223,237		234,561	3.33
Radio equipment		273,166		269,769	10
Leasehold improvements		305,284		289,951	20	(2)
Other		16,729		15,653	10

					Useful life (1)
	2004		2003		(years)
Capitalized internal costs		157,224		113,995
Installation costs		231,849		181,415

Subtotal		2,579,561		2,425,750

Less: Accumulated depreciation and amortization		(1,077,341)		(879,612)

Plus: Construction in progress		224,080		71,093

	Ps.	1,726,300	Ps.	1,617,231

(1)	Useful lives accounted from date of use.

(2)	Or life of the lease, whichever is shorter.

For the years ended December 31, 2004, 2003 and 2002, the Company recorded depreciation and amortization expense (including leasehold improvements) of Ps.215,157, Ps.234,431 and Ps.246,250, respectively.

During 2002, the Company wrote-off leasehold improvements related to its vacancy of its previous corporate building lease of Ps.9,956 net of accumulated amortization of Ps.1,528.

NOTE 9 — PREOPERATING EXPENSES:

For the years ended December 31, 2004, 2003 and 2002, the Company recorded amortization expense of Ps.35,435, Ps.34,924 and Ps.34,924, respectively. Accumulated amortization as of December 31, 2004 and 2003 was Ps.197,822 and Ps.162,378, respectively.

NOTE 10 – INTANGIBLE ASSETS:

At December 31 consist of:

	2004		2003
Software licenses	Ps.	133,367	Ps.	120,291
Infrastructure rights		266,213		265,367
Debt issuance costs		256,084		238,535

		655,664		624,193
Accumulated amortization		(289,536)		(213,037)

	Ps.	366,128	Ps.	411,156

For the years ended December 31, 2004, 2003 and 2002, the Company recorded amortization expense of Ps.77,299, Ps.71,321 and Ps.66,148, respectively. These amounts include Ps.30,893, Ps.32,710 and Ps.21,762 of software amortization expense, respectively.

NOTE 11 – ACCRUED EXPENSES AND ACCOUNTS PAYABLE:

As of December 31, 2004 and 2003 the accounts payable consist of:

	2004		2003
Vendors	Ps.	113,301	Ps.	59,702
Suppliers		47,407		20,028
Accruals		35,171		26,280
Other accounts payable		30,501		25,754

	Ps.	226,380	Ps.	131,764

NOTE 12 – BANK LOANS:

The Company has three credit lines with Banco Santander Mexicano, S.A.:

(a) On April 28, 2004, the Company obtained a line of credit of $1,980 (U.S. dollars), which generates interest at a monthly LIBOR rate plus 1.9 additional percentage points. The initial term of the line of credit was for 5 months; subsequently an extension was negotiated through October 15, 2005.

(b) On August 17, 2004, the Company obtained a line of credit of Ps.55,941 with a monthly TIIE interest rate plus 1.0 additional percentage points. The initial term of the line of credit was 2 months, subsequently an extension was negotiated through October 15, 2005.

(c) On November 5, 2004, the Company obtained a line of credit from Banco Santander Mexicano, S. A. of Ps.100,000 with a monthly TIIE interest rate plus 1.2 additional percentage points. The terms of the line of credit provide for the monthly payment of principal in accordance with the amortization table set forth in the contract, which considers average monthly payments in the amount of Ps.5,555, plus accrued interest of the period. The term of the line of is for 18 months and the maturity date is May 10, 2006.

Pursuant to this contract, the Company created a trust that guarantees the payment of the interest generated by the Ps. 100,000 line of credit (Note 5).

NOTE 13 — LONG-TERM DEBT:

At December 31 consists of:

	2004		2003
$11,590: 13 3/4% Notes due April, 2007	Ps.	130,559	Ps.	136,986

$5,118 and $167,624 in 2004 and 2003, respectively, Old Notes, which will bear 0% interest up to March 2006. Effective 2006, interest will be generated at a 10% rate.		57,652		1,981,184

$36,118: New Notes that bear interest at a variable interest rate from 4% to 11.25% up to October 2009.		406,860		—

Less-Discount (net accumulated amortization)		(1,630)		(2,262)

	Ps.	593,441	Ps.	2,115,908

On March 17, 2000, Maxcom issued $300,000 in promissory notes (“13 3/4% Notes”) due on April 1, 2007. Those Original Senior Notes accrued interest at a 13 3/4% annual rate (14.46% including the withholding tax effect in accordance with currently enacted tax legislation), payable every semester on April 1 and October 1 every year. During May and June 2001, the Company spent $10,000 on the repurchase of a portion of the 13 3/4% Notes outstanding, with a face value amounting to $25,000.

At the beginning of 2002, the Company started a negotiation process with the holders of the 13 3/4% Notes to exchange this debt. On April 29, 2002, the Company announced the completion of the exchange offer of the 13 3/4% Notes. As a result of this agreement, holders tendered an aggregate of $259,410 in principal amount of the 13 3/4%Notes, which represented 94.3% of the outstanding 13 3/4% Notes, in exchange for an aggregate of $165,078 in principal amount of Notes due March 1, 2007 (“Old Notes”), bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Additionally, holders who accepted the exchange offer received 26,459,820 series N-2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of Common Participation Certificates (“CPOs”).

In addition, on July 25, 2002, the Company announced the completion of a complement to the exchange offer of the 13 3/4% Notes in the amount of $4,000. That transaction was carried out on the same terms as the offer completed on April 29, 2002. Holders who accepted the exchange offer received $2,545 in principal amount of Old Notes due March 1, 2007, bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and 408,000 series N-2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, in the form of Common Participation Certificates (“CPOs”).

Subsequently, on October 8, 2004, the Company completed an exchange offer and consent solicitation in the amount of $167,624. Holders tendered an aggregate of $162,506 in principal amount of Old Notes in exchange for an aggregate of:

i)	$36,118 in principal amount of New Step-Up Notes due 2009, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009 (the “New Notes”).

ii)	101,110,338 shares of our Series N-1 Preferred Stock, at a conversion price of $1.25 per share, $0.75 was recorded as stock subscription premium and $0.50 as capital stock, increasing total shareholder’s equity by $ 126,388.

The indenture governing the Old Notes and the New Notes contains restrictive covenants including; limitations on indebtedness; limitations on investments, the redemption of capital stock, prepayment of subordinated obligations, and granting of loans; restrictions on distributions from restricted subsidiaries; limitations on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation of sale or issuance of capital stock of restricted subsidiaries; limitations on liens; limitation on sale/leaseback transactions; and restrictions on mergers and consolidations, among others items. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal and any accrued, but unpaid, interest on all the notes to be due and payable.

NOTE 14 — LABOR OBLIGATIONS:

As of December 31, 2004 and 2003, the Company had the following labor obligations:

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, are recorded as a cost of the years in which the respective services are rendered.

Statement D-3 “Labor Obligations” issued by the MIPA requires determining the seniority premiums based on actuarial studies carried out using the projected unit credit method. During the years 2004 and 2003, the Company did not recognize its labor obligations in accordance with this method.

Other compensation based on seniority to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is recorded in the consolidated statement of operations in the year in which it becomes payable. As of December 31, 2004 and 2003, these obligations were insignificant due to lack of seniority of the majority of the Company’s employees.

NOTE 15 — CAPITAL STOCK:

Under Mexican Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunication services may be held by foreigners.

On April 11, 2002, the Company obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase its ability to issue limited voting shares up to 95% of its total capital stock and simplify its equity structure.

Under the capital restructuring effective April 29, 2002 (Note 13), tendering holders received an aggregate of 26,459,820 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs. Private equity investors paid $59,340 and received 6,088,896 and 5,848,209 shares of Series “A1” and “B1”, respectively, common voting stock with preferred liquidation rights and 122,468,441 Series “N1” preferred shares with limited voting rights. In addition, options to purchase an additional 33.2 million Series “N” shares were granted. Additionally, the Series “C” shares were converted at a 1:1 ratio into Series “N” shares. As a result, the holders of the CPOs have become the direct holders of Series “N” shares for each CPO. Additionally, on July 25, 2002, the Company announced a complement of the restructuring debt issuing an aggregate of 408,000 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights in the form of CPOs.

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

In November, 2002, as previously approved by the Shareholders’ Meeting held on March 5, 2002, the Company issued 356,433 Series “N”, Class II, non par value, limited voting rights, shares of the capital stock of the Company in connection with the exercise of certain signing bonuses granted to several officers of the Company as stock options during 2002 and 2001. Additionally, the Company authorized the grant of a special retention bonus to its officers in connection with the consummation of the Exchange Offer and Consent Solicitation, in the form of cash and options to purchase an aggregate amount of 462,936 Series “N”, Class II, non par value, limited voting rights shares at a strike price per share of $0.4927. The executive officers used the cash to exercise the options at the grant date.

On December 31, 2002, based on the Mexican Corporate Law (Ley General de Sociedades Mercantiles) Article 19, the Company compensated its restated additional paid-in capital and the effects of inflation in capital stock by Ps.937,883 and Ps.143,748, respectively, against Ps.1,081,631 of accumulated losses.

In May 2004, Mr. Rene Sagastuy (New Chief Executive Officer of the Company) received a contract-signing bonus of 100,000 options for the acquisition of an equal number of Series “N” shares at an exercise price per share of $0.01.

In accordance with the capital restructuring completed on October 8, 2004 (Note 13) Old Senior Notes in the amount of $126,388 were exchanged for an aggregate of 101,110,338 shares with no par value shown, of which 96,776,597 were Series “N1” shares and 4,333,741 Series “B1” shares at a subscription price of $1.25 per share, of which $0.75 was recorded as premium on subscription of stock and $0.5 as capital stock.

In addition, an exchange of shares was made as follows (i) the holders of all Series “B” shares (1,226,373 shares) exchanged those shares for Series “A” shares at a 1:1 ratio; (ii) 4,333,741 Series “N1” shares were exchanged for Series “B1” shares, issuing an equal number of shares at a 1:1 ratio; and 1,905,843 Series “N” shares were exchanged for Series “A” shares at a 1:1 ratio. These exchanges were approved at the Annual General Extraordinary Stockholders’ Meetings held on August 23, 2004.

At the General Extraordinary Stockholders’ Meeting held on December 17, 2004, the stockholders approved the cancellation of the 26,040,990shares of Series “N” Class II capital stock held in treasury and the issuance of an equal number of share with no par value, as follows: (i) 3,361,483 Series “N” shares, Class II and (ii) 22,679,507 Series “N1” shares, Class II, to be held in treasury to meet certain commitments under option and warrant agreements, which have been approved by the Stockholders and the Board of Directors of the Company.

As of December 31, the Company’s outstanding shares were as follows:

	2004	2003	2002
Capital stock:
Series “A”	4,508,644	1,276,428	1,276,428
Series “A 1”	6,088,896	6,088,896	6,088,896
Series “B”	—	1,226,373	1,226,373
Series “B 1”	10,181,950	5,848,209	5,848,209
Series “N”	10,331,670	12,237,513	12,065,013
Series “N 1”	219,245,038	122,468,441	122,468,441
Series “N 2”	26,867,820	26,867,820	26,867,820

Total issued and outstanding	277,224,018	176,013,680	175,841,180

Authorized and not outstanding:
Series “N”	3,361,483	26,603,926	38,001,255
Series “N1”	22,679,507	—	—

Total authorized	303,265,008	202,617,606	213,842,435

As of December 31, 2004 and 2003, the total outstanding shares, 765,714 Series “A” shares and 763,113 Series “B” shares represent the minimum fixed portion, with no withdrawal rights, of

Maxcom’s capital stock, while the remaining “A”, “A1”, “B”, “B1”, “N”, “N1” and “N2” Series shares represent the variable portion of the capital stock.

As of December 31, the Company’s capital stock consists of:

	2004		2003
Capital stock	Ps.	2,255,565	Ps.	1,773,065
Restatement for effects of inflation		164,730		70,506

Total capital stock	Ps.	2,420,295	Ps.	1,843,571

NOTE 16 — ACCUMULATED DEFICIT:

Dividends, either in cash or other forms, paid by the Company are subject to income tax in accordance with the Mexican Income Tax Law if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law, as follows:

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and, will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Any dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter is restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

The Company has never generated distributable profits. Any dividends declared will be paid in Mexican pesos.

NOTE 17 — POSITION IN FOREIGN CURRENCY:

As of December 31, the Company’s foreign-currency position is as follows:

	2004		2003
U.S. dollars:
Assets		$7,357		$5,452
Liabilities		(69,481)		(190,274)

Net liabilities in U.S. dollars		($62,124)		($184,822)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	11.26	Ps.	11.24

The Company currently does not hedge any of its foreign-denominated assets or liabilities.

The exchange rate at the issuance date of the financial statements was Ps.11.2038 per U.S.$1.00 published by the Official Gazette.

NOTE 18 — INCOME TAX, ASSET TAX AND TAX-LOSS CARRYFORWARDS:

The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, which are computed by each legal entity.

Maxcom Telecomunicaciones, S.A. de C.V. has had tax losses since inception. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes. For the years ended December 31, 2004, 2003 and 2002, the Company incurred a tax loss of Ps.15,372 (estimated), Ps.264,840 and Ps. 785,839, respectively.

The asset tax presented in the statement of operations corresponds to Maxcom and Corporativo totaling Ps.26,957, Ps.12,922 and Ps. 7,304 , and Ps.0, Ps.23 and Ps.77 on 2004, 2003 and 2002, respectively, and the income tax corresponds to Maxcom Servicios Administrativos, S.A. de C.V. totaling Ps.444, Ps.637 and Ps.1,013 in 2004, 2003 and 2002, respectively.

The components of deferred income tax assets (liabilities) at December 31 are as follows:

	2004		2003
CURRENT:
Allowance for doubtful accounts	Ps.	20,191	Ps.	21,619
Inventory		(3,620)		(6,405)
Prepaid expenses		(21,866)		(18,627)
Accruals		70,028		52,911

Total current		64,733		49,498

NON-CURRENT:
Telephone network equipment and leasehold

	2004		2003
improvements, frequency rights, intangible assets and preoperating expenses, net.		(295,905)		(242,166)
Asset tax payments		32,175		20,718
Tax loss carry forwards		1,042,500		1,034,367

Total non-current		778,770		812,919

Net deferred income tax assets before valuation allowance		843,503		862,417
Valuation allowance		(843,503)		(862,417)

Net deferred income tax assets (liabilities)	Ps.	—	Ps.	—

In accordance with Mexican Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years.

As of December 31, 2004, the Company’s restated cumulative tax losses were:

Incurred for the year			Expiration
ended December 31,	Amount		year
1996	Ps.	7,610	2006
1997		27,153	2007
1998		174,569	2008
1999		443,346	2009
2000		595,251	2010
2001		825,613	2011
2002		882,559	2012
2003		278,585	2013
2004		15,372	2014

	Ps.	3,250,058

NOTE 19 — COMMITMENTS AND CONTINGENCIES:

At December 31, 2004, the Company had the following commitments:

a) Lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded lease expenses of Ps. 58,137, Ps. 58,502 and Ps. 71,660 in 2004, 2003 and 2002, respectively. The schedule of estimated future minimum lease payments is as follows:

	2004
2005	Ps.	22,775
2006		18,318
2007		15,593
2008		12,744
2009 and thereafter		88,223

	Ps.	157,653

b) Previous corporate building lease agreement (Magdalena building):

In September 2002, the Company commenced actions against the landlord of the Magdalena building, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in that building, which was its former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord counterclaimed alleging failure to make lease payments.

In May 2003, the Company reached an agreement with the landlord. Pursuant to this agreement, the Company retained a leasehold interest through May 2013 on the first floor, where one of its Lucent 5ESS switches is located, the rooftop, where they have three microwave transmission antennas and a part of the basement, which is used for parking and to place some of the electric equipment that supports the switch. The Company was also released from its lease obligation for approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back to October 2002. In exchange for the concessions granted by the landlord and the new lease agreement, Maxcom has agreed to pay $2,700 during the next year, which has been paid in installments from May 2003.

c) Current corporate building lease agreement:

The Company entered into a new 5-year renewable building lease on July 26, 2001, which is denominated in U.S. dollars. The schedule of future minimum lease payments on said lease is as follows:

2004
2005	$2,638
2006	2,702
2007	461

$5,801

d) Coverage commitment:

The amendment agreement to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attain a certain number of lines by 2006 year-end. Furthermore, it sets forth a geographic expansion commitment up to 2014.

The Company, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect.

e) Contingency related to frequency fees:

The Company has failed to meet its obligation of furnishing the Ministry of Communications and Transportation (“SCT”) with the renewal of the surety bond of the year 2004. Management is currently negotiating the amendment of certain terms to assure performance of the obligations set forth in the concessions.

NOTE 20 — REVENUE BY GEOGRAPHICAL LOCATION:

The Company’s concession title requires a revenue report by geographic location (i.e. regions of the country) as follows:

	Mexico City		Center-
Services	(Metropolitan area)		South		Total
Year ended December 31, 2004:
Local	Ps.	447,835	Ps.	259,430	Ps.	707,265
Long distance		88,189		47,018		135,207
Rent of dedicated links		448		912		1,360
Sale of equipment		3,545		1,954		5,499
Lease of capacity		17,707		—		17,707
Other		1,176		—		1,176

	Ps.	558,900	Ps.	309,314	Ps.	868,214

	Mexico City		Center-
Services	(Metropolitan area)		South		Total
Year ended December 31, 2003:
Local	Ps.	407,495	Ps.	245,265	Ps.	652,760
Long distance		71,602		45,213		116,815
Rent of dedicated links		3,134		548		3,682
Sale of equipment		15,173		2,000		17,173
Lease of capacity		14,754		—		14,754
Other		187		—		187

	Ps.	512,345	Ps.	293,026	Ps.	805,371

	Mexico City		Center-
Services	(Metropolitan area)		South		Total
Year ended December 31, 2002:
Local	Ps.	300,865	Ps.	191,328	Ps.	492,193
Long distance		37,910		35,735		73,645
Rent of dedicated links		4,841		600		5,441
Sale of equipment		4,243		2,110		6,353
Lease of capacity		185		—		185
Other		4,165		4,194		8,359

	Ps.	352,209	Ps.	233,967	Ps.	568,176

NOTE 21 — STOCK OPTION PLANS:

a. Employee stock option plans

i.	Executive stock option plan -

In May 1998, the Company implemented an executive stock option plan. This plan provided that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to whom options to purchase Series “N” shares were granted, as well as the terms of those options. Grants were awarded once certain criteria were met and vested either immediately or over four years (20% upon grant and 20% each year thereafter). In the event the employee ceases to be employed by the Company, all unvested options are forfeited. Options expire ten years from the date of grant.

At December 31, 2004, 304,502 options under the plan are outstanding of which 256,094 are fully vested and are exercisable.

ii.	New executive stock option plan

The Company implemented a new executive stock plan, for the services rendered during the years 2004, 2003, 2002 and 2001. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series “N” stock. The granting of options for the fourth level, which is comprised of the junior management, is discretionary. Options expire ten years from the date of grant.

The number of options authorized for grant depends on certain revenue and operating cash flow targets and granting of awards is at the discretion of the management and the Board of Directors. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the Board of Directors. Vesting is 20% upon grant and 20% per year for the next four years. As of December 31, 2004 no options have been granted under the new executive stock option plan.

iii.	Board of Directors and members of various committees

Members of the Board and of the various committees of the Company are entitled to receive an option to purchase 2,500 series “N” shares at an exercise price of $0.01 per share, each time the member attends a meeting and the president of the Board is entitled to receive 5,000 options for the attendance of a Board of Directors meeting. As of December 31, 2004 there are 532,500 options granted for the meetings that were held during 2004, 2003, 2002 and 2001 which are exercisable. The right to exercise these options expires after three years counted from the date of grant and options are exercisable upon grant.

iv.	Signing and other bonuses

From time to time management and the Board of Directors issue signing, special and other bonuses in the form of stock options. As of December 31, 2004 there are 3,626,959 options for the purchase Series N shares outstanding of which 1,886,019 options are exercisable.

At December 31, 2004 575,000 shares of Series N and 22,455,873 of Series N-1 stock were authorized for issuance upon exercise of employee stock options. At the December 17, 2004 board meeting series N-1 shares were authorized for issuance in place of series N shares, however no awards were modified during the year.

In connection with the all of the above-described plans, the Company recognized compensation expense of nil, Ps.8 and Ps.14,355 during 2004, 2003 and 2002.

A summary of the changes of the stock options for employees for the year ended December 31, 2004 is presented (in thousands of shares):

	2004		2003		2002
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	4,377	$1.16	15,935	$0.56	1,145	$10.12
Granted	187	0.01	318	0.27	16,377	0.34
Exercised	100	0.01	173	0.01	819	0.28
Forfeited	0	0.00	11,703	0.33	768	0.01

Outstanding at the end of the year	4,464	1.14	4,377	1.16	15,935	0.58

Options exercisable at the end of the year	2,675	1.36	2,587	1.41	14,912	0.51

Weighted-average fair value of options granted during the year (expressed in U.S. dollars)		$0.00		$0.26		$0.19

The following table summarizes the stock options outstanding for employees (in thousand of shares):

						Exercisable

		Outstanding				Weighted-
						average
	Range of		Remaining	Exercise		exercise
	Prices	Number	life	price	Number	price
December 31, 2004	$0.01	533	0.41	$0.01	533	$0.01
	0.49	3,627	7.32	0.49	1,886	$0.49
	8.70	33	4.24	8.70	33	$8.7
	10.45	191	5.24	10.45	179	$10.45
	12.55	80	6.24	12.55	45	$12.55

December 31, 2003	$0.01	445	1.59	$0.01	445	$0.01
	0.49	3,627	8.33	0.49	1,886	0.49
	8.70	33	5.24	8.70	33	8.70
	10.45	191	6.25	10.45	179	10.45
	12.55	80	7.25	12.55	45	12.55

December 31, 2002	$0.01	4,273	8.83	$0.01	4,325	$0.01
	0.49	11,357	9.33	0.49	10,331	0.49
	8.70	33	6.33	8.70	33	8.70
	10.45	191	7.33	10.45	179	10.45
	12.55	80	8.33	12.55	45	12.55

b. Non-Employee equity-based compensation

From 1998 to 2001 the Company issued warrants to purchase series N stock in exchange for services of which 1,682,392 are granted and exercisable at December 31, 2004, 2003 and 2002 respectively. These services were all completed and the compensation charges expensed in prior years.

Pursuant to the capital restructuring in April 2002, the Company issued warrants to purchase up to an additional 1,659,161 series “N” shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original warrants issued from 1998 to 2001 to U.S.$3.06 per share as partial anti-dilution protection. All of these warrants are vested and are exercisable at December 31, 2004, 2003 and 2002, respectively.

The fair value of warrants issued to non-employees was determined using the Black Scholes options pricing model and resulted in a non-cash charge of approximately Ps.1,839, which was recognized as expense during the years ended December 31, 2002, and none in 2004 or 2003.

At December 31, 2004 2,786,483 and 555,070 shares of Series N shares and Series N-1 shares, respectively were authorized for issuance upon exercise of non-employee stock warrants. At the December 17, 2004 board meeting N-1 shares were authorized for issuance in place of series N shares, however no non-employee awards were modified.

A summary of the changes of the stock warrants issued to non-employees is presented below (in thousands of shares):

	2004		2003		2002
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	3,341	$2.37	3,341	$2.37	1,682	$3.83
Granted	—	—	—	—	1,659	$2.36
Exercised	—	—	—	—	—	$3.83
Forfeited	—	—	—	—	0	0.00

Outstanding at the end of the year	3,341	2.37	3,341	2.37	3,341	2.37

Warrants exercisable at the end of the year	3,341	2.37	3,341	2.37	3,341	2.37

Weighted-average fair value of warrants granted during the year (expressed in U.S. dollars)		$—		$—		$0.10

     The following tables summarizes the stock warrants outstanding for-non-employees (in thousands):

		Outstanding			Exercisable
			Weighted-average			Weighted-
						average
	Range of		Remaining	Exercise		exercise
	prices	Number	life	price	Number	price
December 31, 2004	$0.01	1,432	1.96	$0.01	1,432	$0.01
	3.06	1,548	—	3.06	1,548	3.06
	8.70	362	0.05	8.70	362	8.70

December 31, 2003	$0.01	1,432	2.93	$0.01	1,432	$0.01
	3.06	1,548	1.00	3.06	1,548	3.06
	8.70	362	1.05	8.70	362	8.70

December 31, 2002	$0.01	1,432	3.93	$0.01	1,432	$0.01
	3.06	1,548	2.00	3.06	1,548	3.06
	8.70	362	2.05	8.70	362	8.70

NOTE 22 — IMPAIRMENT OF THE VALUE OF LONG-LIVED ASSETS::

The provisions of Statement C-15 “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by the MIPA, went into effect on January 1, 2004. The statement sets forth, among other things, the general criteria that permit, if applicable, impairment losses or write-downs of long-lived assets to be identified, as well as tangible and intangible assets, including goodwill. Moreover, this statement establishes concepts such as net selling price and value in use for the valuation of long-lived assets.

The Company performed analysis in the fourth quarter of 2004 in accordance with the provisions of Statement C-15 and determined there was no impairment.

NOTE 23 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net loss and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2004, 2003 and 2002:

	Years ended December 31,
	2004		2003		2002
Net loss under Mexican GAAP	(Ps.	129,004)	(Ps.	386,243)	(Ps.	801,387)

Adjustments:
Pre-operating expenses (a)		—		—		(1,990)
Amortization of pre-operating expenses (a)		35,435		36,115		34,934
Capitalization of interest (b)		(753)		(484)		(215)
Amortization of capitalized interest (b)		1,724		969		232
Amortization of frequency rights (c)		—		11,508		466
Installation revenues (d)		(19,596)		(32,375)		(5,700)
Installation costs (e)		(63,651)		(50,140)		(82,216)
Debt restructuring (f)		1,358,208		22,146		477,045
Capitalized internal compensation cost (g)		128		128		(2,561)

Total US GAAP adjustments		1,311,495		(12,133)		419,995

Net income (loss) under US GAAP	Ps.	1,182,491	(Ps.	398,376)	(Ps.	381,392)

Weighted-average common shares outstanding, basic		14,806,980		14,654,063		13,885,006

Weighted-average common shares outstanding, diluted		16,771,543		16,530,626		19,641,657

Net income (loss) per share under US GAAP, basic	Ps.	79.86	(Ps.	27.19)	(Ps.	27.47)

Net income (loss) per share under US GAAP, diluted	Ps.	70.51	(Ps.	24.10)	(Ps.	19.42)

BALANCES AS OF DECEMBER 31,

	2004		2003
Shareholders’ equity (deficit) under Mexican GAAP	Ps.	1,584,357	Ps.	271,569
Accumulated adjustments:
Preoperating expenses (a)		(351,327)		(351,327)
Amortization of preoperating expenses (a)		199,339		163,904
Capitalization of interest (b)		65,576		66,329
Amortization of capitalized interest (b)		(14,446)		(16,170)
Amortization of frequency rights (c)		—		—
Installation revenues (d)		(63,934)		(44,338)
Installation costs (e)		(215,480)		(151,830)
Debt restructuring (f)		(223,636)		(336,026)
Capitalized internal compensation cost (g)		(2,305)		(2,433)

Total US GAAP adjustments	(Ps.	606,213)	(Ps.	671,891)

Shareholders’ equity (deficit) under US GAAP	(Ps.	978,144)	(Ps.	400,322)

Provided below is an analysis of changes in shareholders’ equity (deficit) under US GAAP:

	Year ended December 31,
	2004		2003
Balance at the beginning of the year	(Ps.	400,322)	(Ps.	3,030)
Net income (loss) under US GAAP		1,182,491		(398,376)
Increase in capital stock		195,975		—
Increase in additional paid in capital		—		1,076
Stock options and warrants		—		8

Balance at the end of the year	(Ps.	978,144)	(Ps.	400,322)

a. Preoperating expenses -

Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. The Company’s operations commenced in May 1999 and capitalized expenses are being amortized on a straight-line basis for a period not exceeding 10 years.

Under US GAAP, such pre-operating expenses are expensed as incurred.

b. Capitalization of interest -

In accordance with Mexican GAAP, the Company capitalizes integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset.

Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican peso debt, but not any monetary gains on U.S. dollar or other stable currency debt. US GAAP does not allow the capitalization of foreign exchange losses.

c. Frequency rights -

During 2003,the Company adjusted the amortization expense in Mexican GAAP to be consistent with US GAAP.

Under Mexican GAAP, through December 31, 2003, frequency rights were amortized on a straight-line method over the term of the concession, from the date the Company commenced its operations.

Under US GAAP, such incurred expenses should be amortized over the term of the concession beginning at the granting date of the concession by the SCT.

d. Installation revenues -

Under Mexican GAAP, revenue is rcognized and the related expenses are recorded immediately, when installation is charged to the customers.

Under US GAAP, installation revenues and direct installation costs are deferred and amortized over the expected customer relationship period when installation is charged to the customer. The Company estimated its customer relationship period to be 4 years.

e. Installation costs -

Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.

Under US GAAP, direct installation costs not charged to customers are expensed as incurred.

f. Troubled debt restructuring -

Under Mexican GAAP, the difference between the old carrying value and new carrying value of the debt is taken directly to equity at the time of the restructuring and recorded as capital stock and additional paid-in capital. Debt issuance costs and the debt discount recorded due to the issuance of warrants are amortized over the original term of the corresponding debt with which it was originally issued with no adjustment at the time of restructuring.

Under US GAAP the April 2002, July 2002 and October 2004 debt restructurings qualify as troubled debt restructurings pursuant to the provisions of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“FAS 15”).

The 2002 debt restructurings are accounted for as a combination of types as stock, warrants, and Old Senior Notes were exchanged for the 13-3/4% Notes. A gain was recognized in 2002, as the adjusted carrying value of the 13-3/4% Notes (including unamortized debt issuance costs and warrant discount) was greater than total future cash payments of the Old Senior Notes at the dates of the 2002 restructurings. To calculate the gain on the 2002 restructurings, the carrying value of the 13-3/4% Notes was reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructurings, to determine the adjusted carrying value, which was compared to the gross future cash payments of the Old Senior Notes to determine the gain.

For the purposes of applying the provisions of FAS 15 to October 8, 2004 restructuring, the exchanges of the primary and other holders were recorded as follows:

(a)	The exchange with the primary holder is accounted for as a combination of types as the primary holder received both New Senior Notes and stock in exchange for the Old Senior Notes exchanged. A gain was recorded, as the adjusted carrying value of the Old Senior Notes exchanged was greater than the total future cash payments of the New Senior Notes at the time of the exchange. To calculate the gain on the restructuring, the carrying value of the Old Senior Notes was reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring, to determine the adjusted carrying value, which was compared to the gross future cash payments under the terms of the New Senior Notes to determine the gain.

(b)	The other holders exchanged Old Senior Notes for New Senior Notes, which is accounted for as a modification of terms under FAS 15 due to the extension of the maturity date and increase in total interest payments. Since the carrying amount of the Old Senior Notes on

October 8, 2004 did not exceed the total future cash payments of the New Senior Notes, no gain on the exchange with the other holders was recognized.

Interest expense on the New Senior Notes provided to other holders is determined using an effective interest rate that equates the present value of the future cash payments specified by the New Senior Notes, with the carrying amount of the Old Senior Notes.

The following table sets forth the adjustments to reconcile the treatment of the debt restructurings from that reported under Mexican GAAP to US GAAP:

	2004	2003	2002
Amortization of issuance costs (i)	30,817	30,676	20,453
Foreign currency exchange loss (ii)	(559)	(16,284)	(17,523)
Interest expense (iii)	(531)	—	—
Gain on monetary position (iv)	24,025	7,754	23,141
Gain on restructuring (v)	1,304,456	—	450,976

Net debt restructuring adjustment	1,358,208	22,146	477,047

(i)	Under Mexican GAAP, all debt issuance costs and warrant discount continue to be amortized over the original term of the respective debt. Under US GAAP, as part of the 2002 restructurings and the exchange with the primary holder in 2004, all unamortized debt issuance costs were recorded against the gain on restructuring resulting in no amortization of debt issuance costs under US GAAP. Amortization of debt issuance costs and warrant discount are classified as an interest expense in the statement of operations.

(ii)	Under Mexican GAAP, debt is carried at face, where under US GAAP, subsequent to the 2002 restructurings and the exchange with the primary holder, respectively, the debt is carried at the amount of total gross future cash payments which includes all future cash interest payments. The increased U.S. Dollar carrying amount under US GAAP results in a corresponding foreign currency impact due to U.S. Dollar to Mexican Peso exchange rate fluctuations.

(iii)	Under Mexican GAAP, there was no interest expense recorded from the time of the 2002 restructurings through October 8, 2004 as the Old Notes had a stated interest rate of 0.0%, and under US GAAP, all future cash payments were recorded as part of the troubled debt restructuring. Subsequent to October 8, 2004 under Mexican GAAP, interest expense reflected the stated rate of interest of the New Senior Notes of Ps. 3,805. Under US GAAP, the interest expense of Ps. 4,336 reflects interest expense of the New Senior Notes provided to other holders calculated under the effective interest method.

(iv)	The gain on monetary position represents the inflation gain, measured in terms of the NCPI, on the net monthly monetary position difference between US GAAP and Mexican GAAP.

(v)	Under US GAAP, gains were recognized from the 2002 restructurings and the exchange with the primary holder in 2004 in accordance with the provisions of FAS 15. Under Mexican GAAP, no gains were recognized and any differences in the carrying value of the debt as a result of the restructurings were recorded directly to capital stock and additional paid-in capital.

g. Capitalized internal compensation cost-

Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures can be capitalized, while under US GAAP, these compensation charges should be expensed. No such amounts were capitalized during 2004 and 2003. Under Mexican GAAP, during 2002 there were capitalized compensation expenses of Ps.2,561, where as underUS GAAP, these expenses should have been expensed.

h. Deferred income taxes -

For Mexican GAAP purposes, the Company applies revised Statement D-4 and recognizes future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities-temporary differences- as of the date of the financial statements. For purposes of the reconciliation to US GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.

FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under US GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

Significant components of deferred income taxes under US GAAP are as follows:

December 31, 2004
	SFAS 109	SFAS 109
	applied to	applied to

	Mexican GAAP		US GAAP
	Balances		adjustments	Total
Deferred assets:
Allowance for doubtful accounts	Ps.	20,191		Ps.	20,191
Asset tax payments		32,175			32,175
Tax loss carryforwards		1,042,500			1,042,500
Accruals		70,028			70,028
Installation revenues		—	20,459		20,459

Deferred tax assets		1,164,894	20,459		1,185,353

Deferred liabilities:
Inventory		(3,620)			(3,620)
Prepaid expenses		(21,866)			(21,866)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(295,906)	33,012		(262,894)
Installation costs			(68,954)		(68,954)
Debt issuance costs on restructuring		—	(5,232)		(5,232)

Deferred tax liabilities		(321,392)	(41,174)		(362,566)

Net deferred income tax asset before valuation allowance		843,502			822,787
Valuation allowance		(843,502)			(822,787)

	Ps.	—		Ps.	—

December 31, 2003

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		US GAAP
	Balances		adjustments	Total
Deferred assets:
Allowance for doubtful accounts	Ps.	21,619		Ps.	21,619
Asset tax payments		20,718			20,718
Tax loss carry forwards		1,034,367			1,034,367
Accruals		52,911			52,911
Installation revenues		—	14,188		14,188

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		US GAAP
	Balances		adjustments	Total
Deferred tax assets		1,129,615	14,188		1,143,803

Deferred liabilities:
Inventory		(6,405)			(6,405)
Prepaid expenses		(18,627)			(18,627)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(242,166)	44,703		(197,463)
Installation costs		—	(48,649)		(48,649)
Debt issuance costs on restructuring		—	—		—

Deferred tax liabilities		(267,198)	(3,946)		(271,144)

Net deferred income tax asset before valuation allowance		862,417			872,659
Valuation allowance		(862,417)			(872,659)

	Ps.	—		Ps.	—

i. Statement of changes in financial position -

Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

Under US GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (“SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Year ended December 31,
	2004	2003		2002
Operating activities:
Net income (loss) under US GAAP	1,182,491	(Ps.	398,376)	(Ps.	381,390)
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization	323,551		256,797		291,096
Gain on restructuring of debt	(1,304,456)		—		(477,045)
Fixed asset write-offs	—		8,428		—
Allowance for doubtful accounts	34,398		53,540		27,626

	Year ended December 31,
	2004	2003	2002
Monetary gain	(110,193)	(87,866)	(113,504)
Non recurring charges	—	8	14,273
Allowance for inventory obsolescence	1,045	3,673	1,351
Foreign currency exchange loss	98,932	198,405	243,298

	225,768	34,609	(394,295)

Changes in operating assets and liabilities:
Accounts receivable	(3,629)	(55,232)	(79,911)
Inventory	6,095	(2,415)	10,253
Prepaid expenses	(13,302)	(18,536)	(27,682)
Accrued interest	732	—	—
Accrued expenses and other accounts payable	(74,941)	59,470	68,907

Cash flow provided by (used in) operating activities	140,723	17,896	(422,728)

Financing activities:
Proceeds from issuance of capital stock	—	—	667,175
Proceeds from loans and notes payable	157,921	—	—

Cash flow provided by financing activities	157,921	—	667,175

Investing activities:
Restricted cash	(18,237)	—	215,961
Acquisition of fixed assets	(239,563)	(68,139)	(270,630)
Other assets	—	(290)	(173,044)

Cash flow (used in) investing activities	(257,800)	(68,429)	(227,713)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents	(24,564)	(32,141)	(89,678)

Net increase (decrease) in cash and cash equivalents	16,280	(82,674)	(72,944)

Cash and cash equivalents at beginning of the year	43,903	126,577	199,521

Cash and cash equivalents at end of the year	60,183	43,903	126,577

	Year ended December 31,
	2004		2003		2002
Interest paid	Ps.	23,235	Ps.	21,721	Ps.	233,717

Taxes paid	Ps.	13,098	Ps.	24,585	Ps.	3,072

Supplemental disclosures of non-cash investing and financing activities:

Capital stock issued in exchange for services	Ps.	—	Ps.	—	Ps.	10,230

Capital stock issued in exchange for advertising	Ps.	—	Ps.	—	Ps.	30,688

Reduction of notes payable from troubled debt restructuring	Ps.	1,426,836	Ps.	—	Ps.	680,474

j. Accounting for stock based compensation -

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

Mexican GAAP has no authoritative standard covering stock based compensation, however the treatment followed in the preparation of the Mexican GAAP financial statements is in compliance with the provisions of US GAAP.

k. Operating income -

Mexican GAAP allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating.

Under US GAAP, such items are considered part of operating income. Under US GAAP, consolidated operating loss would have been Ps.195,141, Ps.277,866 and Ps.381,404 for the years ended December 31, 2004, 2003 and 2002.

l. New US GAAP accounting pronouncements –

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro-forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro-forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, “TOPIC 14: Share-based payment” (SAB 107). SAB 107 addresses the interaction between SFAS 123(R) and certain SEC rules and regulations and provides views regarding the valuation of share-based payment arrangements for public companies. This bulletin is effective immediately. We have not yet determined the method of adoption to be used and have not completed our evaluation of the effects of adopting SFAS 123R.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We have not quantified the impact of adopting FIN 47, but we do not expect the adoption to have a material impact on our financial position or results of operations.

m. Condensed consolidating financial information -

As mentioned in Note 13, in March 2000 the Company issued U.S.$300 million of senior unsecured notes (“Series B Notes”) as part of its financing program and in April and July 2002, the Company restructured the majority of the original $ 300 million in debt and issued additional senior, unsecured notes (“Old Notes”). In October 2004 the Company then exchanged the majority of the Old Notes for additional senior, unsecured notes (“New Notes”). The Series B Notes, the New Old Notes and the New Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company’s subsidiaries, Corporativo and MSA (“Guarantor Subsidiaries”). The subsidiaries guarantee is full and unconditional.

The Company has not presented separate financial statement and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2004:

Cash and cash equivalents	Ps.	59,304	Ps.	242	Ps.	637	Ps.	—	Ps.	60,183
Current restricted cash		5,555								5,555
Accounts receivable — net		147,404		233		14,311		(12,987)		148,961
Inventory — net		11,311								11,311
Prepaid expenses		66,327		190		446				66,963
Restricted cash long term		12,682								12,682
Frequency rights — net		94,277								94,277
Telephone network system and equipment — net		1,726,300								1,726,300
Preoperating expenses — net		153,492								153,492
Intangible assets — net		366,128								366,128
Other assets		20,747		167						20,915

Total assets	Ps.	2,663,527	Ps.	832	Ps.	15,394	(Ps.	12,987)	Ps.	2,666,766

Total liabilities	Ps.	1,079,170	Ps.	2,522	Ps.	19,263	(Ps.	18,546)	Ps.	1,082,409

Shareholders’ Equity:
Capital stock and additional paid-in-capital		3,286,907		86		59		(145)		3,286,907
Accumulated deficit		(1,702,550)		(1,776)		(3,928)		5,704		(1,702,550)

Total shareholders’ equity		1,584,357		(1,690)		(3,869)		5,559		1,584,357

Total liabilities and shareholders’ equity	Ps.	2,663,527	Ps.	832	Ps.	15,394	(Ps.	12,987)	Ps.	2,666,766

Total shareholders’ equity under Mexican GAAP	Ps.	1,584,357		(Ps.1,690)	Ps.	(3,869)	Ps.	5,559	Ps.	1,584,357

Preoperating expenses		(351,327)								(351,327)
Amortization of preoperating expenses		199,339								199,339
Capitalization of interest		65,576								65,576
Amortization of capitalized interest		(14,446)								(14,446)
Installation revenues		(63,934)								(63,934)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Installation costs		(215,480)								(215,480)
Debt restructuring		(223,636)								(223,636)
Bonus capitalization		(2,305)								(2,305)

Total shareholders’ equity under US GAAP	Ps.	978,144	(Ps.	1,690)	(Ps.	3,869)	Ps.	5,559	Ps.	978,144

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2004:

Revenues	Ps.	868,214	Ps.	30,029	Ps.	227,629	(Ps.	257,658)	Ps.	868,214
Operating cost and expenses		(1,017,111)		(29,233)		(226,986)		257,658		(1,015,672)
Integral (cost) income of financing		47,096		(42)		227				47,281
Other income (expenses)		(27,203)		(619)		(386)		(619)		(28,827)

Net (loss) income	(Ps.	129,004)	Ps.	135	Ps.	484	(Ps.	619)	(Ps.	129,004)

Net (loss) income for the year under Mexican GAAP		(Ps.129,004)	Ps.	135	Ps.	484	(Ps.	619)	(Ps.	129,004)

Amortization of preoperating expenses		35,435								35,435
Capitalization of interest		(753)								(753)
Amortization of capitalized interest		1,724								1,724
Installation revenues		(19,596)								(19,596)
Installation costs		(63,651)								(63,651)
Debt restructuring		1,358,208								1,358,208
Bonus Capitalization		128								128

Net loss (income) for the year under US GAAP	Ps.	1,182,491	Ps.	135	Ps.	484	(Ps.	619)	Ps.	1,182,491

Statement of Changes in Financial Position for the Year Ended December 31, 2004:

Net (loss) income	(Ps.	129,004)	Ps.	135	Ps.	484	(Ps.	619)	(Ps.	129,004)
Depreciation and amortization		334,884								334,884

Net change in working capital		205,880		135		484		(619)		205,880

Resources (used in) provided by operating activities		267,012		141		637				267,790

Financing activities:
Issuance of capital stock		576,724								576,724
Additional paid in capital		865,068								865,068
Proceeds from loans and notes payable		(1,345,533)								(1,345,533)

Resources used in financing activities		96,259								96,259

Investing activities:
Telephone network systems and equipment		(324,203)								(324,203)
Intangible assets		(32,272)								(32,272)
Other assets		8,698		8						8,706

Resources (used in) provided by investing activities		(347,776)		8						(347,768)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		15,494		149		637				16,280
Beginning balances		43,810		93						43,903

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Ending balances	Ps.	59,304	Ps.	242	Ps.	637	Ps.	—	Ps.	60,183

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2003:

Cash and cash equivalents and restricted cash	Ps.	43,810	Ps.	93	Ps.	—	Ps.	—	Ps.	43,903
Accounts receivable — net		131,896		177		9,672		(8,750)		132,995
Inventory — net		19,409								19,409
Prepaid expenses		56,207		115		125				56,446
Frequency rights — net		101,269								101,269
Telephone network system and equipment — net		1,617,231								1,617,231
Preoperating expenses — net		188,950								188,950
Intangible assets — net		411,156								411,156
Other assets		29,444		176						29,620

Total assets	Ps.	2,599,372	Ps.	561	Ps.	9,797	(Ps.	8,750)	Ps.	2,600,979

Total liabilities	Ps.	2,327,803	Ps.	2,385	Ps.	14,150	(Ps.	14,928)	Ps.	2,329,410

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,845,115		86		59		(145)		1,845,115
Accumulated deficit		(1,573,546)		(1,911)		(4,412)		6,323		(1,573,546)

Total shareholders’ equity		271,569		(1,825)		(4,353)		6,178		271,569

Total liabilities and shareholders’ equity	Ps.	2,599,372	Ps.	561	Ps.	9,797	(Ps.	8,750)	Ps.	2,600,979

Total shareholders’ equity under Mexican GAAP	Ps.	271,569	(Ps.	1,825)	(Ps.	4,353)	Ps.	6,178	Ps.	271,569
Preoperating expenses		(351,327)								(351,327)
Amortization of preoperating expenses		163,904								163,904
Capitalization of interest		66,329								66,329
Amortization of capitalized interest		(16,170)								(16,170)
Installation revenues		(44,338)								(44,338)
Installation costs		(151,830)								(151,830)
Debt restructuring		(336,026)								(336,026)
Bonus capitalization		(2,433)								(2,433)

Total shareholders’ equity under US GAAP	(Ps.	400,322)	(Ps.	1,825)	(Ps.	4,353)	Ps.	6,178	(Ps.	400,322)

Statements of Operations for the year ended December 31, 2003:

Revenues	Ps.	805,371	Ps.	47,840	Ps.	194,129	(Ps.	241,968)	Ps.	805,371
Operating cost and expenses		(1,049,476)		(47,893)		(194,297)		243,194		(1,048,473)
Integral (cost) income of financing		(129,698)		83		212				(129,403)
Other income (expenses)		(12,439)		(21)		(645)		(633)		(13,738)

Net (loss) income	(Ps.	386,243)	Ps.	9	(Ps.	601)	Ps.	593	(Ps.	386,243)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Net (loss) income for the year under Mexican GAAP	(Ps.	386,243)	Ps.	9	(Ps.	601)	Ps.	593	(Ps.	386,243)
Amortization of preoperating expenses		36,115								36,115
Capitalization of interest		(484)								(484)
Amortization of capitalized interest		969								969
Amortization of frequency rights		11,508								11,508
Installation revenues		(32,375)								(32,375)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Installation costs		(50,140)								(50,140)
Debt restructuring		22,146								22,146
Bonus capitalization		128								128

Net loss (income) for the year under US GAAP	(Ps.	398,376)	Ps.	9	(Ps.	601)	Ps.	593	(Ps.	398,376)

Statement of Changes in Financial Position for the Year Ended December 31, 2003:
Net (loss) income	(Ps.	386,243)	Ps.	9	(Ps.	601)	Ps.	593	(Ps.	386,243)
Depreciation and amortization		353,626								353,626

Net change in working capital		(32,617)		9		(601)		593		(32,617)

Resources (used in) provided by operating activities		(36,794)		(7,761)		(5,005)				(49,560)

Financing activities:
Additional paid-in capital		1,085								1,085
Proceeds from loans and notes payables		97,675								97,675

Resources used in financing activities		98,760								98,760

Investing activities:
Telephone network systems and equipment		(114,953)								(114,953)
Intangible assets		(16,630)								(16,630)
Other assets		(297)		8						(289)

Resources (used in) provided by investing activities		(131,880)		8						(131,872)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(69,914)		(7,753)		(5,005)				(82,672)
Beginning balances		113,725		7,845		5,005				126,575

Ending balances	Ps.	43,810	Ps.	93	Ps.	—	Ps.	—	Ps.	43,903

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2002:

Cash and cash equivalents and restricted cash	Ps.	113,726	Ps.	7,846	Ps.	5,005	Ps.		Ps.	126,577
Accounts receivable — net		136,244		293		16,278		(16,042)		136,773
Inventory — net		20,934								20,934
Prepaid expenses		38,952								38,952
Frequency rights — net		114,208								114,208
Telephone network system and equipment — net		1,737,058								1,737,058
Preoperating expenses — net		223,538								223,538
Intangible assets — net		465,847								465,847
Other assets		32,183		183						32,366

Total assets	Ps.	2,882,690	Ps.	8,322	Ps.	21,283	(Ps.	16,042)	Ps.	2,896,253

Total liabilities	Ps.	2,225,962	Ps.	10,156	Ps.	25,035	(Ps.	21,627)	Ps.	2,239,526

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,844,031		86		59		(146)		1,844,030

Accumulated equity (deficit)		(1,187,303)		(1,920)		(3,811)		5,731		(1,187,303)

Total shareholders’ equity (deficit)		656,727		(1,834)		(3,752)		5,585		656,727

Total liabilities and shareholders’ equity (deficit)	Ps.	2,882,690	Ps.	8,322	Ps.	21,283	(Ps.	16,042)	Ps.	2,896,253

Total shareholders’ equity (deficit) under Mexican GAAP	Ps.	656,728|	(Ps.	1,833)	(Ps.	3,752)	Ps.	5,586	(Ps.	656,729)
Preoperating expenses		(351,327)								(351,327)
Amortization of preoperating expenses		127,789								127,789
Capitalization of interest		66,813								66,813
Amortization of capitalized interest		(17,139)								(17,139)
Amortization of frequency rights		(11,508)								(11,508)
Installation revenues		(11,963)								(11,963)
Installation costs		(101,690)								(101,690)
Debt restructuring		(358,172)								(358,172)
Bonus capitalization		(2,561)								(2,561)

Total shareholders’ equity (deficit) under US GAAP	(Ps.	3,030)	(Ps.	1,833)	(Ps.	3,752)	Ps.	5,586	(Ps.	3,030)

Statements of operations for the year ended December 31, 2002:

Revenues	Ps.	586,176	Ps.	99,224	Ps.	213,076	(Ps.	312,300)	Ps.	586,176
Operating cost and expenses		(1,042,044)		(99,085)		(216,480)		313,773		(1,043,836)
Integral income cost of financing		(338,604)		128		332		(338,144)
Other income (expense)		(6,913)		(60)		(1,007)		2,397		(5,582)

Net (loss) income	(Ps.	801,385)	Ps.	207	(Ps.	4,079)	Ps.	3,870	(Ps.	801,387)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Net (loss) income for the year under Mexican GAAP	(Ps.	801,385)	Ps.	207	(Ps.	4,079)	Ps.	3,870	(Ps.	801,387)
Preoperating expenses		(1,990)								(1,990)
Amortization of preoperating expenses		34,934								34,934
Capitalization of interest		(215)								(215)
Amortization of capitalized interest		232								232
Amortization of frequency rights		466								466
Installation revenues		(5,700)								(5,700)
Installation costs		(82,216)								(82,216)
Debt restructuring		477,047								477,047
Bonus capitalization		(2,561)								(2,561)

Net (loss) income for the year under US GAAP	(Ps.	381,388)	Ps.	207	(Ps.	4,079)	Ps.	3,870	(Ps.	381,390)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Statement of Changes in Financial Position for the year ended December 31, 2002:
Net (loss) income	(Ps.	801,385)	Ps.	207	(Ps.	4,079)	Ps.	3,870	(Ps.	801,387)
Gain on repurchase of debt		(342)						342
Depreciation and amortization		347,330								347,332

Net change in working capital		(454,395)		207		(4,079)		4,212		(454,055)

Resources (used in) provided by operating activities		(360,489)		4,070		(15,607)				(372,026)

Financing activities:
Issuance of capital stock		858,867								858,567
Repurchase of debt		820,064								820,064
Proceeds from loans and notes payable		(802,200)								(802,200)

Resources provided by financing activities		876,731								876,731

Investing activities:
Preoperating expenses		(1,990)								(1,990)
Telephone network systems and equipment		(400,775)								(400,775)
Intangible assets		(178,844)		120						(178,724)
Other assets		3,986		(148)						3,838

Resources used in investing activities		(577,624)		(28)						(577,651)

Cash and cash equivalents:
Increase (decrease) during the period		(61,381)		4,042		(15,607)				(72,946)
Beginning balances		175,106		3,803		20,612				199,521

Ending balances	Ps.	113,726	Ps.	7,846	Ps.	5,005	Ps.		Ps.	126,57

n. Valuation and Qualifying Accounts —

(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2004)

		Balance at		Charged to				Balance at
		beginning		cost and				end of
		of period		Expenses		Deductions		period
Allowance for doubtful accounts	2004	Ps.	65.5	Ps.	35.3	(Ps.	37.7)	Ps.	63.1
	2003	Ps.	35.1	Ps.	53.5	(Ps.	23.1)	Ps.	65.5
	2002	Ps.	21.5	Ps.	27.6	(Ps.	14.0)	Ps.	35.1

Allowance for obsolete and slow-	2004	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
moving supply inventories	2003	Ps.	0.7	Ps.	—	(Ps.	0.3)	Ps.	0.4
	2002	Ps.	0.7	Ps.	—	Ps.	—	Ps.	0.7

Allowance for obsolete and slow-	2004	Ps.	10.1	Ps.	—	(Ps.	1.1)	Ps.	9.0
moving network inventories	2003	Ps.	13.8	Ps.	—	(Ps.	3.7)	Ps.	10.1
	2002	Ps.	15.3	(Ps.	0.2)	(Ps.	1.4)	Ps.	13.7

Allowance for lease penalty	2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	2003	Ps.	8.3	Ps.	—	(Ps.	8.3)	Ps.	—
	2002	Ps.	7.8	Ps.	0.5	Ps.	—	Ps.	8.3

ITEM 19. EXHIBITS

Page
1.	By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. as amended to June 10, 2003	*****

2(a).	Not applicable.

2(b).

1.	Indenture dated as of March 17, 2000 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee	**

2.	Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom Servicios Administrativos, S.A., de C.V. and The Bank of New York, as Trustee	*

3.	Second Supplemental Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the Bank of New York, as Trustee	*

4.	Amended and Restated Indenture, dated as of October 8, 2004 among Maxcom, Corporativo en Telecommunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as Trustee

5.	Indenture, dated as of October 8, 2004 among Maxcom, Corporativo en Telecommunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as Trustee

2(c).	Not applicable.

1.	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee	*

2.	Second amended and Restated Securityholders Agreement entered into as of April 29, 2002 among Maxcom and certain existing and new securityholders	*

4(a).	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.	**

4(b).	Interconnection Agreement for long distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law	**

4(c).	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**

4(d).	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998	**

4(e).	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000)	***

4(f).	Telecommunications Service Agreement dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**

4(g).	Telecommunications Service Agreement dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls services to Maxcom	**

4(h).	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996	**

4(i).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico	**

4(j).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities	**

Page
4(k)	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico	*

4(l).	Concession for a public telecommunications network in Regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998	**

4(m).	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998	**

4(n)	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998	**

4(o).	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998	**

4(p).	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998	**

4(q).	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998	**

4(r).	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services	**

4(s).	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions	**

4(t).	Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent.	***

4(u)	Dark fiber optic purchase agreement dated as of August 13, 2002 between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V.	****

4(v)	Transactional Lease Termination Agreement dated as of May20, 2003 among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al.	****

4(w)	Capacity sale agreement dates as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V. [xxx]	*****

4(x)	Credit Agreement dated April 28, 2004 by and among Banco Santander Mexicano, S.A. Institución de Banca Múltiple Grupo Financiero Santander Serfin, as Lender, and Maxcom, as Borrower.

4(y)	Credit Agreement dated April 13, 2005 by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero., as Lender, and Maxcom, as Borrower.

4(z)	Amendment dated August 5, 2004 to Exhibit “B” of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999 between Maxcom and Telefonos de Mexico, S.A. de C.V.

5.	Not applicable.

8.	No significant subsidiaries.

9.	Not applicable.

10.	None.

11.	Maxcom’s Code of Ethics	*****

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.1	Computation of earnings per share

99.2	Computation of ratio of earnings to fixed charges

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 No. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2003.

*****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 29, 2004.

[xxx]	Certain material has been omitted pursuant to a request for confidential treatment request. The places in this document where material has been omitted is marked with and asterisk and brakets “[*].” The omitted material has been filed separetly with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymetrical Digital Suibscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission / switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Suscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic

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

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point-to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services aquired individually..

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone compamies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
By:	/s/ JOSE ANTONIO SOLBES
José Antonio Solbes
Chief Financial Officer

DATE: June 29, 2005