Form 20-F
period 2005-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2006-06-30
CIK 1113306

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

Series A shares, no par value, common voting stock	4,508,644
Series A-1 shares, no par value, common voting stock with preferred liquidation rights	6,088,896
Series B-1 shares, no par value, common voting stock with preferred liquidation rights	10,181,950
Series N shares, no par value, without voting rights	8,861,834
Series N-1 shares, no par value, preferred stock with limited voting rights	220,714,874
Series N-2 shares, no par value, preferred stock with limited voting rights	26,867,820
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
YES ☐ NO ☑
If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports to Section 13 or 15 (d) of the Securities Exchange Act of 1934
YES ☐ NO ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an non-accelerated filer. See definition of “accelerated and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
YES ☐ NO ☑

 i

     Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2005 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.
     Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 30, 2005, which was Ps.10.63 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.
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
ii

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data
     The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, including the audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004, and 2005 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements.
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

	As of the year ended December 31,
	2001		2002		2003		2004		2005		2005(2)
											(unaudited)
	Thousands of constant December 31, 2005 pesos
	and thousands of U.S. dollars, except for shares and per share data(1)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	375,572	Ps.	605,712	Ps.	832,212	Ps.	897,149	Ps.	1,150,472	$108,229
Operating costs and expenses:
Network operating costs		179,716		235,175		298,986		316,606		383,765	36,102
Selling, general and administrative		513,620		484,544		419,018		386,871		468,270	44,052
Depreciation and amortization		320,723		358,906		365,411		346,045		281,636	26,494
Total operating costs and expenses		1,014,060		1,078,625		1,083,415		1,049,522		1,133,671	106,648
Operating (loss) gain		(638,488)		(472,913)		(251,203)		(152,373)		16,801	1,581
Integral cost (income) of financing:
Interest expense		510,049		234,674		32,854		28,915		83,069	7,815
Interest income		(91,706)		(5,054)		(4,544)		9,818		14,054	1,322
Gain on repurchase of debt Exchange loss (gain), net		(108,455)		233,511		188,186		1,451		(19,973)	(1,879)
Gain on net monetary position		(98,742)		(113,718)		(82,781)		(89,041)		(22,090)	(2,078)
Total integral cost of financing		66,298		349,413		133,715		(48,857)		55,060	5,180
Nonrecurring charges		74,322
Other income (expense), net		(212)		2,987		164		818		(8,991)	(846)
Special item										15,365
Asset tax and income tax				8,756		14,033		28,969		26,606	2,503
Net (loss) gain		(780,216)		(828,095)		(399,115)		(133,303)		(71,239)	(6,702)
Net (loss) gain per share, basic		(56.75)		(59.64)		(27.24)		(9.00)		(5.33)	(0.50)
Weighted-average shares outstanding		13,748,445		13,885,006		14,654,063		14,806,980		13,370,478	13,370,478
U.S. GAAP
Operating (loss) gain		(635,461)		(531,639)		(286,124)		(199,864)		(5,457)	(513)
Net (loss) gain		(777,299)		(394,101)		(411,653)		1,221,900		171,922	16,173
Net (loss) gain per share		(56.54)		(28.38)		(28.09)		82.52		12.86	1.21
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	206,171	Ps.	130,7951	Ps.	45,3667	Ps.	62,189	Ps.	223,423	$21,018
Restricted cash		223,158						5,740
Working capital(3)		(45,177)		(20,337)		14,455		(200,727)		(32,222)	(3,031)
Restricted cash to long term								13,105		7,672	722
Frequency rights, net		125,237		118,013		104,644		97,419		86,102	8,100
Telephone network systems and equipment, net		1,635,273		1,794,949		1,671,129		1,783,834		2,082,795	195,936
Preoperating expenses, net		265,028		230,986		195,247		158,607		122,305	11,506
Intangible assets, net		357,822		481,374		424,859		378,330		303,527	28,554
Retirement obligations										14,798	1,392
Rent deposits and other assets		37,403		33,445		30,607		21,612		10,501	988
Total assets		2,996,788		2,992,776		2,687,662		2,752,445		3,159,718	297,245
Long-term liabilities		2,914,663		2,085,728		2,200,572		710,659		883,555	83,119
Total liabilities		3,224,967		2,314,163		2,407,043		1,115,285		1,375,872	129,433
Capital stock		1,166,059		1,905,012		1,905,012		2,500,957		2,744,607	258,194
Additional paid-in capital		122,220		474		1,596		895,494		219,622	20,661
Accumulated deficit		(1,516,455)		(1,226,873)		(1,625,988)		(1,759,291)		(1,180,383)	(111,043)
Shareholders’ equity (deficit)		(228,179)		678,613		280,619		1,637,160		1,783,846	167,812

	As of the year ended December 31,
	2001		2002		2003		2004		2005		2005(2)
											(unaudited)
	Thousands of constant December 31, 2005 pesos
	and thousands of U.S. dollars, except for shares and per share data(1)
U.S. GAAP
Long-term liabilities		2,914,663		1,715,619		1,853,347		479,570		701,082	65,953
Shareholders equity	Ps.	(480,864)	Ps.	(3,132)	Ps.	(413,663)	Ps.	1,010,743	Ps.	1,182,664	$111,257
Other Financial Data:
Mexican GAAP
Capital expenditures(4)		617,431		596,903		136,267		359,358		347,768	32,716
Ratio of earnings to fixed charges(5)		(2.45)		(0.39)		(0.48)		(2.25)		(2.61)	(2.61)
Cash flow (used in) provided by operating activities		(402,070)		(384,425)		(51,212)		276,715		267,790	25,192
Cash flow provided (used in) by financing activities		(111,676)		905,950		102,051		99,467		96,259	9,055
Cash used in investing activities		(617,431)		(596,903)		(136,267)		(359,358)		(347,768)	(32,716)
U.S. GAAP
Cash (used in) provided by operating activities	Ps.	(434,378)	Ps.	(213,658)	Ps.	18,585	Ps.	123,397	Ps.	468,590	$44,082
Cash provided (used in) by financing activities		(44,293)		689,405		0		179,155		141,171	$13,280
Cash used in investing activities		(597,304)		(458,460)		(70,709)		(247,547)		(441,745)	(41,556)
Notes to Selected Historical Consolidated Financial Information
(1)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2005. Restatement into December 31, 2005 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2005. The inflation index used in this annual report for 2001 figures is 1.2070, for 2002 figures is 1.1561, for 2003 figures is 1.0397, for 2004 is 1.0519 and for 2005 is 1.0333.
(2)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.63 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 30, 2005. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(3)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).
(4)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.
(5)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 amounted to Ps.786.1 million, Ps.820.3 million, Ps.385.1 million, Ps.121.4 million, and Ps.45.0 million, respectively.

EXCHANGE RATES
     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at June 29, 2006 was Ps. 11.3925 per U.S.$1.00.

	Noon Buying Rate(1)
	Period End	Average(2)	High	Low
2001	9.16	9.326	9.97	8.95
2002	10.43	9.745	10.43	9.00
2003	11.24	10.846	11.41	10.11
2004	11.15	11.309	11.63	10.80
2005	10.63	10.868	11.41	10.41
December 2005			10.77	10.41
January 2006			10.64	10.44
February 2006			10.53	10.43
March 2006			10.95	10.46
April 2006			11.16	10.86
May 2006			11.31	10.84

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for offer and use of proceeds

Not applicable.

D.	Risk factors
Factors relating to Maxcom
We anticipate that we will have negative operating cash flow until we develop a sufficiently large customer base
     The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and until 2005 and expect to generate insufficient cash flows to cover our fixed charges through 2006. This is so even though our fixed charges have decreased significantly as we restructured our financial indebtedness in April 2002 and October 2004. We cannot assure you that we will be able to establish an adequate customer base to generate sufficient positive cash flows from our core operations.

     If we cannot generate significant revenues, achieve and sustain profitability or generate positive cash flows from operating activities in the future, we will not be able to meet our debt service or working capital requirements, and the value of our securities, as a result, would be materially reduced.
We expect to incur net losses through at least 2006
     Our cash flow from operations for the year 2005 was insufficient to cover our fixed charges. We expect to continue to incur net losses through at least 2006.
We may need additional financing
     We may require additional financing in the future to service our indebtedness and fund our operations. Our budgeted capital expenditures for 2006 of U.S.$71.6 million are premised on our ability to obtain financing for the majority of such amount. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or, if available, that will be on terms acceptable to us. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the Senior Notes due 2007, which we refer to in this report as the “old notes” and the terms of the indenture governing the Step-Up Notes due 2009, which we refer to in this report as the “new notes.”
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
     However, between January and September 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations and chief financial officer also resigned. We have since appointed a new chief executive officer who was our former chief operating officer and a new chief financial officer who was our former treasurer and director of investor relations. As part of our cost-reduction efforts and more efficient operations, we have eliminated the office of vice presidency of corporate communications and public relations and consolidated the vice presidencies of operations and information systems into a single vice presidency of operations. We have also consolidated our commercial and marketing areas into a single vice presidency of marketing and sales.
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
We depend on Telmex for interconnection
     Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local services. We use Telmex’s network to service virtually all of our customers. In November 2003, we signed an amendment to our interconnection agreement with Telmex that reduces from 70% to 30% the allowed percentage of imbalance of traffic for the “bill and keep” procedure. A new amendment was executed in August 2004 reducing furthermore the allowed percentage of imbalanced traffic for the “bill and keep” procedure to 15%. This amendment was effective through December 31, 2005. The interconnection rate is still U.S.$0.00975 per minute. We are currently negotiating with Telmex the new terms and conditions for 2006, meanwhile, current terms and conditions are still applicable due to the continuous application clause included in the agreement. We cannot assure what percentage of imbalance of traffic we will finally agree to with Telmex. There is also the possibility that the “bill and keep” procedure may be eliminated from the interconnection agreement with Telmex and substituted by a full settlement procedure. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, we cannot assure you that we will be able to offer services at profitable and competitive rates.
Our high leverage could affect our ability to service our debt
     We are highly leveraged. In 2005, our earnings were insufficient to cover fixed charges by an amount equal to Ps. 45.0 million (U.S.$4.2 million).
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
We may not be able to finance an exit transaction repurchase
     If an exit transaction, as such term is defined in the indentures governing the old notes and the new notes, occurs (unless certain conditions set forth therein are satisfied), we will be required to offer to repurchase all of the old notes and the new notes. However, it is possible that we will not have sufficient funds at the time of the exit transaction to make the required repurchase.
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
We could be negatively affected by the “by-pass” traffic
     Pursuant to regulations of the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which we refer to as “COFETEL,” the only legal way to transport international long distance calls in Mexico is through an authorized international gateway. However, there are alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico. Some estimates show that, given the disparity between long distance interconnection rates and termination rates through local service routes that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that “by-pass” the international long distance interconnection system. This practice is deemed illegal by COFETEL.
     Maxcom cannot confirm whether any of its high-volume customers is engaging in “by-pass” activities. Under Mexican legislation, Maxcom is not required to investigate whether any such high-volume customers are engaged in “by-pass” activity. Maxcom is required, however, to obey any COFETEL formal order to disconnect a customer deemed to be engaged in “by-pass” activity by COFETEL.
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
     During 2005, we churned 40,716 voice lines (residential and business customer lines). This resulted in an average monthly churn rate of 1.8%. See “Item 5. Operating and Financial Review and Prospects” for a fuller description of voice and wholesale lines.
     A high rate of churn increases our cost of operations and reduces our revenues.
Factors relating to the Mexican telecommunications industry
We face significant increasing competition, which may negatively affect our operating margins
     The telecommunications industry in Mexico is becoming highly competitive. We compete with our rivals primarily on the basis of features, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. In particular, as the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us. In addition Telmex has a nationwide network and concession wireless spectrum, and an established customer base.
     We also face significant competition from recent entrants, particularly in Mexico City, Puebla, Pue., and Queretaro, Qro. Some of these recent entrants may have significantly greater financial and other resources than us. In addition, we are facing increased competition due to the fact that the Mexican government is granting local concessions to most of the long distance carriers. Moreover, we also face competition from the new technologies that are being developed. Competition may limit our ability to grow or maintain our customer base or to implement price increases to keep pace with inflation.
     New competition from cable operators as well as from terrestrial microwave TV providers, who have been recently authorized by the Mexican government to provide bi – directional data and Internet broadband services and to provide the transport of voice services, including Voice over Internet Protocol “VoIP services,” acting as “carriers of carriers,” pose a high risk to us. As these cable operators and terrestrial microwave TV providers have a substantial coverage of the cities we are already servicing, and as the cable operators and terrestrial microwave TV providers’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from continue growing.
     Additionally, the Mexican government has granted licenses to new companies for the provision of VoIP telephony services. It is still uncertain how these entrants will affect the local and long distance telephony services in Mexico. It is important to mention that there are also new companies that without a permit from the authorities are offering and providing VoIP services that directly compete with ours. Since such companies are not investing in infrastructure and other obligations derived from a permit or concession, their commercial offer is below the current resale costs provided by authorized carriers within Mexico.
     During 2006 we also expect a frequency auction process for frequency bands related to WiMax and WiFi services in the 3.4 – 3.8 GHz band. If we are not able to obtain a segment of such frequencies, we will be in disadvantage towards Telmex and Axtel, who currently own a concession in those frequencies, and also towards new winners of the auction.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired
     The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government is granting concessions which cover the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide services similar to those we plan to provide will not be granted and that the value of our concessions will not be adversely affected as a result.
We could lose our concessions if we do not comply fully with their terms
     The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. In September 2002 and November 2003, we notified COFETEL of our failure to provide coverage in certain towns and cities by such date as required by our local and long distance concessions. In addition, we were not able to meet certain buildout obligations in certain towns and cities along the Mexico City— City of Toluca City of Queretaro – City of San Luis Potosi and City of Puebla – City of Veracruz corridors by September 2004, as required by our concessions. On December 2004, we obtained a modification to the buildout requirements of the concessions from COFETEL and we are now in compliance with our coverage and buildout obligations. However, we cannot assure that we will not be fined for our past failure to comply with our coverage obligations.
     A failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of any of our concessions and the loss of up to Ps.48.2 million in performance bonds that we previously issued to the Mexican Ministry of Communications and Transportation, or SCT (Secretaría de Comunicaciones y Transportes). The Mexican government would not be required to compensate us in case of such termination. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. The SCT authorized new rules that reduce significantly the amount of performance bonds that we have to issue to the SCT and we complied with such obligation for the years 2005 and 2006. The amount of new performance bonds for 2006 is Ps.1.94 million.
Fraud increases our expenses
     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service and in traffic originated in our network to mobile users under the mode of “calling party pays”. In 2005, our expenses for the prevention and detection of fraud were not significant.
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
As a result of technological and regulatory changes, we may face additional competition in the future from new market participants, which may result in lower prices for telecomminications services, less margins, and/or a loss of market share
     As a result of technological and regulatory changes, cable television networks operators and VoIP, providers may enter the Mexican telecommunications market, increasing the level competition. Several cable television network providers have requested that the SCT modify their concession titles to allow them to offer telephone services directly to the public. So far, the SCT has only passed a resolution allowing cable network operators to provide only the transport of local and long distance traffic, acting as a “carrier of carrier’s”, however, it is very likely that cable companies may be authorized in the near future to offer telephone services directly to the end users. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through Internet.
     In a different matter, as a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over the U.S. telecommunications companies access to the Mexican telecom market, on August 12, 2005, Cofetel published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services, through the use of minutes obtained from cocessionaries and using their infrastructure at all times.
     Additionally, the SCT is considering the auctioning of the 3.6 – 3.7 GHz spectrum band, that could open the market to new concessionaries and technologies, such as WiMax, that could compete with the service that we provide.
If a “Long Distance Calling Party pays” system is implemented in Mexico, it could increase our costs and result in a loss of traffic
     Cofetel has drafted a policy to implement a “Long Distance Calling Party Pays” system, which is an agreement where mobile telephone subscribers do not pay from incoming calls, but, instead, the customer that originates a domestic or international call, either from a fixed line or mobile phone, pays the entire fee for placing the call. Even through the person receiving the call on the mobile phone does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network. If a “Long Distance Calling Party Pays” system is implemented in Mexico, we will need to increase our long distance rates, including international settlement rates, in order to pay.
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
     Additionally, the Mexican national elections will be held in July 2006 to elect the president and members of both houses. We cannot predict the impact that these Mexican 2006 elections will have on the economy and particularly on the growth and deregulation of the telecommunications industry. We expect this election to be highly competitive and to generate uncertainty which may have an adverse effect on economic developments in Mexico, including a possible adverse effect on our business, financial condition, prospects and results of operations. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that the political climate towards the July 2006 national elections may adversely affect the financial markets, as well as our ability to continue growing.
     In the past, Mexico has experienced economic crisis caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services.
     Crisis such as these could have a material adverse effect on our financial condition and results of operations and on the market value of our securities. We do not have and do not intend to obtain political risk insurance.
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
     The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the SCT and the COFETEL. These governmental agencies may take regulatory actions that could damage our business.
     Effective April 11, 2006, the Mexican Congress enacted an amendment to the Law on Radio and Television and to the Federal Telecommunications Law. These amendments were highly controversial. Pursuant to this amendment, the COFETEL has now also the ability to regulate broadcasting (radio and TV). Also as part of these amendments all the commissioners had to resign to their positions, effective May 12, 2006. To date the COFETEL commissions remain vacant. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations. Additionally, we cannot predict how the SCT or COFETEL will interpret and implement the amendments to the Federal Telecommunications Law. We cannot predict how these new rules could affect our business.
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
We may lose money because of peso devaluations
     While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 2004, the peso devalued 7.8% relative to the U.S. dollar, and in 2004, the peso revalued 0.8%, relative to the U.S. dollar and in 2005 the peso revalued 4.7% relative to the U.S. dollar. In the first five months of 2006, the peso 6.2% relative to the U.S. dollar.
     In July 2005, we acquired a hedge to cover the peso devaluation risk with IXE Casa de Bolsa, S.A. up to U.S.$16,709,000 dollars. This amount corresponds to U.S. dollar-denominated notes due 2007. Under this contract we have the option to buy the aforementioned amount of dollars at the exchange rate of $11.40 pesos per dollar. With this action, we eliminated the devaluation risk of a significant part of our U.S. dollar denominated obligations in the next year.
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
Developments in other countries may impact the price of our securities
     We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. Currently, the economic slow down in the United States, the military conflict in Iraq, the threat of terrorism as well as political and financial crisis in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of these crises may worsen, or new crises may occur, which may negatively affect the price of our new notes, the old notes, the 13 3/4% series B senior notes due 2007 (which we refer to in this report as the “13 3/4% notes”), the CPOs or our financial condition and results of operations.
Our financial statements do not give you the same information as financial statements prepared under United States accounting principles
     We prepare our financial statements in accordance with Mexican GAAP and are reconciled to U.S. GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees’ profit sharing accounting for retirement obligations, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

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
High inflation rates in Mexico may decrease demand for our services while increasing our costs
     In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 4.4%, 5.7%, 4.0% and 5.2% and 3.3% in 2001, 2002, 2003, 2004 and 2005, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.
High interest rates in Mexico could increase our financing costs
     Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged, 11.3%, 7.1%, 6.2%, 6.8% and 9.2%% for 2001, 2002, 2003, 2004 and 2005, respectively. Although we do not currently have any peso-denominated debt, if we need to incur such debt in the future, it will likely be at high interest rates.
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
     We commenced commercial operations on May 1, 1999. We are currently offering local, long distance Internet, VoIP services, public telephony, other value-added services and data services in Mexico City and the cities of Puebla and Queretaro.
     Through December 31, 2005, we invested approximately Ps.3,986.4 million in capital expenditures, primarily for the buildout of our infrastructure.
     For 2006, we plan to invest approximately U.S.$71.3 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent approximately Ps.184.0 million (approximately U.S. $16.7million) by March 31, 2006.
B. Business overview
     We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance, data, Internet, public telephony, VoIP telephony and other value-added services to targeted niched markets, as well as small and medium-sized businesses and residential customers within our concession areas. In order to provide these services we develop our own network and support infrastructure; we also seek alliances with third party last mile providers and cable companies. In particular, we believe that the cities of Mexico, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi, where we currently operate, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. We plan to expand our operations areas to Leon and Aguascalientes, where we intend to replicate our business model through our own sales force or through other distribution channels. We believe that extending our commercial footprint will have a positive effect also in Mexico City, enabling us to compete in new segments with companies that have several facilities throughout Mexico. See below “—Our markets—Concession areas” for a fuller description of the nationwide concession.
     The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide fast service to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed three central switching offices located in Mexico City, the City of Puebla and the City of Queretaro. We have a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico and 2,011-kilometer long fiber optic backbone connecting Mexico City and Laredo, Texas.
     As of December 31, 2005, we had in service three state-of-the-art Lucent Technologies 5ESS switches and one softswitch Alcatel A5020.

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
     We position ourselves as a fully integrated telecommunications provider for our customers. In addition to our existing local, long distance, VoIP and data services, we offer value-added products such as broadband (xDSL), high-speed dedicated and dial-up Internet access, domestic and international dedicated lines and VPN. We are currently expanding our product portfolio by adding other services to bundle new solutions for new and current customers, such as mobile solutions with our fixed voice and data services.
     In January 2005 we acquired a platform to deliver VoIP services that will allow us to deliver significant value-added services to our existing and new customers, such as hosted PBX functionalities as well as voice virtual private networks.
     On February, 2005 we made a strategic alliance with Telemedia to provide “triple play” services in the City of Queretaro, Qro., Maxcom became the first carrier in Mexico to provide cable TV, voice and Internet services using the currently installed infrastructure, including last-mile coaxial cable access of Telemedia. “Triple – play” services are provided in conjunction with Telemedia under Maxcom’s trademark.
     In addition in June 2005, we signed up another triple play alliance with Multioperadora de Sistemas (MOS) to offer voice and Internet services using the same access model of Telemedia in the city of Toluca.
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
Capture unmet demand for telephony services
     We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 18.2 telephone lines per 100 inhabitants as of December, 2005, the increasing level of competition which generates increased awareness to new alternatives and the development of the Mexican economy.

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
Capitalize on our nationwide local telephony concession
     In September 2001, our local telephony concession was expanded, allowing us to provide service to all of Mexico. This provides us with an opportunity to target small and medium-sized businesses and residential customers within our new concession areas who we believe are willing to evaluate other alternatives as they look for better service, higher reliability and lower tariffs. In September 2002, we acquired two strands in a 2,011-kilometer fiber optic backbone from Mexico City to the city of Laredo, Texas. We believe this acquisition is a key element for our nationwide expansion using our own independent network. As part of this strategy, we have already expanded our coverage area to the City of Queretaro, one of Mexico’s fastest growing cities.
     In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in December 2005 our number of lines in service grew by 18.3% and where we installed 14.5% of net additions in the whole state of Puebla according to COFETEL.
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
     In February 2005, we incorporated Maxcom SF, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. This subsidiary will be used as a special purpose vehicle to finance the securitization of Maxcom’s accounts receivable in the future as well as for other specific purposes.
     In May 2005, we incorporated Maxcom TV, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. Also in May, 2005, this subsidiary has requested a license from the Mexican government to provide cable television services for the City of Puebla, Pue.
Our markets
Concession areas
     In February 1997, we were awarded Mexico’s first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we are required to provide services to the cities of Toluca, Edo. Mex.; Celaya, Gto.; Irapuato, Gto.; Leon, Gto.; Guadalajara, Jal.; Aguascalientes, Ags.; San Luis Potosi, SLP; Saltillo, Coah.; Monterrey, N.L.; and Nuevo Laredo, Tamps. by the end of 2014. We started operations in the City of Queretaro in November, 2002.
     We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2005, according to CONAPO or Consejo Nacional de Población (Mexican National Population Council), Mexico City had a population of approximately 18.1 million people. Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 42.1 telephone lines per 100 inhabitants as of December, 2005, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2005, we had 106,560 lines in service in Mexico City.
     We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.8 million people in 2005 according to CONAPO. In the State of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001, to 9.5%, in 2002, and 9.7% in 2003. As of December 31, 2005, we had 85,319 lines in service, as compared to 70,777 lines in service as of December 31, 2004. According to COFETEL, these new lines represented 11.12% of all the new lines installed in the whole state of Puebla as of December, 2005 and 12.34% of the total lines installed in the whole state of Puebla as of December 31, 2004.
     We commenced commercial operations in the City of Queretaro in November 2002. Queretaro is the nineteenth largest city in Mexico, with a population an estimated population of 837,746 people in 2005 according to the CONAPO. As of December 31, 2005 we had 13,988lines in service as compared to 5,887 lines in service as of December 31, 2004. According to COFETEL, we have in 2005, 4.7% of all lines in service in the whole state of Queretaro.
     In order to take advantage of the geographical location of Toluca and its potential market, we also commenced commercial operations in the City of Toluca in November 2005 with a triple play strategy with Cablenet a CableTV company. Toluca is the twenty second largest city in Mexico and its one of the bordering cities of Mexico City, with a population of 944,973 people in 2005 according to CONAPO. As of December 31, 2005 we had 425 lines in service, according to COFETEL, in 2005 we have less than 1% of all lines in service in the whole state of Mexico.

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
     We standardize all our Lucent, Alcatel and Advanced Fiber Communications (also known as AFC) equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.
Network backbone
     At December 31, 2005, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points and two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. This fiber optic backbone includes 13 cities (Laredo, Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico and Toluca) and six optical regenerators. We have installed Digital Wavelength Division Multiplexing (also known as DWDM) equipment, with a maximum growth capacity of 32 Lambdas, each with 2.5 Gbps capacity. We have three Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed three Lucent Technologies 5ESS digital switches in Mexico City and the cities of Puebla and Queretaro with a total capacity of 154,980 trunks. Our switch in Mexico City is connected to four different nodes in the city’s public switched telephone network, some by our own fiber ring and some by leased fiber capacity. Our switch in Puebla is connected to four different nodes in the city’s public switched telephone network by our own fiber ring. Our switch in Queretaro is connected to two different nodes in the city’s public switched telephone network by our own fiber. We also lease capacity to connect to long distance networks.
     In June 2000, we finished constructing a lighted 144-strand, 57-kilometer fiber optic ring in the City of Puebla. We also acquired six strands of dark fiber for approximately 175 kilometers in metropolitan rings in Mexico City and obtained an option for additional capacity in future fiber optic rings also in Mexico City. In order to increase the data transmission capacity in our Mexico City Metro Ring we recently installed a Coarse Wavelength Division Multiplexing (also known as CWDM) equipment, with a maximum growth capacity of 8 Lambdas, each with up to 2.5 Gbps capacity. We have three Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, the infrastructure is in place to provide local telephony service to five towns located along our Mexico City-City of Puebla fiber optic link.
     In November 2004, we signed an agreement to interchange two fiber optic strands of our Mexico City – Puebla, Pue. Optical Link for two fiber optic strands in a metropolitan fiber optic ring located in the northern zone of Mexico City with an extension of 89 kilometers. This agreement provides redundancy to our fiber optic network and does not have any impact in our financial statements.
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
Switching
     We have a Lucent Technologies 5ESS digital switch in Mexico City, and in the cities of Puebla and Queretaro. Our switch in Mexico City is currently equipped for 92,580 trunks, and new switches will be installed as the maximum capacity of the existing switches is reached. Our switch in the City of Puebla is equipped for 39,720 trunks. Our switch in the City of Queretaro is equipped for 22,680 trunks. Each trunk can generally carry between one and three lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand.
     The switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

     We also have a next generation Alcatel A5020 Softswtich which provides VoIP and VoCable services to the residential market. Our platform is fully IP integrated with additional services as voice mail, call waiting and IP Centrex features as hunting group, call transfer, 3-way conference call, etc. Our VoCable solution is fully packet cable compliant.
     The platform has a capacity to manage 25,000 VoCable endpoints and 16,000 VoIP endpoints and is interconnected to the public switching telecommunications network or PSTN using SS7 signaling or signaling system 7 standards, a standard signaling protocol required by telecommunication administrators worldwide.
     Our switches also have a synchrony network that is designed to assure a proper synchronization of every call that is made in the cities we serve and to assure proper synchronization with the public switched telephone network as well as any other carriers with whom we connect. We also have two STPs (Signaling Transfer Point) in Puebla, four in Mexico City and two in the City of Queretaro, to assure the proper signaling in our interconnection with all other carriers.
Operational support systems
     We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard, Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible, and to identify problems early in order to utilize available redundancy and repair the damaged part of the network.
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

Data Center
     The Data Center groups all Information Technology Infrastructures (hardware and software) to support the current and future business processes that our organization demands. The Data Center contains solutions from leading companies in the IT Industry, like: Hewlett Packard, SUN, IBM, Microsoft, Oracle, Lucent, Cisco and Symantec. We have a mass storage solution (Hitachi vendor), the architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all Operational Support Systems. For all IT elements we use a backup solution from HP vendor, which lets us generate a security copy to support recovery activities. The Data Center operates under a controlled condition like regulated energy, cooling, illumination and fire prevention systems.
Mediation and Provisioning Operational Support Systems
     The three Lucent Switches and the Alcatel Softswitch generate CDR’s (Call Detail Records) that are collected, formatted and processed by our Mediation System (Interact, Byte Vendor), they are delivered to the Billing system, the Settlement system and the Datawarehouse for further processing.
     Provisioning process to Network Elements is made using ASAP System (Metasolv vendor), which is able to translate products attribs into structured commands to be executed in each network element.
Service Management Operational Support Systems
     The customer account and its associated products are managed in TBS (Telecommunication Business System) system by Metasolv; its main functions are:
•	Order Management & Service Provisioning: manages the service delivery process, involving different transactions across our functional areas.

•	Workflow management: provides the capability to maintain provisioning plans, which are groups of tasks needed to manage the flow of work and information.

•	Network Inventory and Design Management: brings together the geographical, physical, electrical, and logical dimensions of the network into a single view supported by a set of integrated equipment administration and network design modules, also is able to manage all number and IP addresses inventory.

•	Trouble Management & Escalation.
     The billing process is done in Arbor System (Comverse vendor), the monthly process considers (1) the calls done in the billing cycle, (2) the recurrent charges like: rents, value added services and (3) the no recurrent charges like: installation, Terminal Equipment. The convergent Billing System includes all commercial products that Maxcom offers to all kind of customers Single Play, Double Play and Triple Play.
     The settlement process is done in Settler, a product by Intec Company. Settler also reconciles the CDR’s sent and received by our carriers through Interconnection agreements (Seven local carriers, Six Long Distance Carriers and Six Mobile Carriers) with the information provided by those carriers, on a monthly basis.
Business Management Operational Support Systems
     The Customer Relationship Management strategy is based on Siebel CRM of Oracle, Siebel is the prior solution for our Contact Center Areas like Call Center, Post-Sales and Collections. Up to date, Siebel concentrates all historical information of customer, contact, products, service requests, invoicing, payments, balance due, commitments, credit limit, network status, etc.

Administrative System
     Our administrative processes system or ERP (Enterprise Resource Planning) is JDE of Oracle trademark. Some of the processes that are handled in this system include general ledger, accounts payable, purchasing, warehouse, etc.
Our services
     Our primary focus of service is local telephony, particularly the provision of high-quality, flexible last-mile connectivity to small and medium-sized businesses and residential customers. We offer long distance service as an integrated value-added service for our local telephony customers. We do not offer our long distance service separately from our local telephony service.
     We currently provide value-added services such as: voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also provide digital high-speed connectivity, dial-up Internet access, dedicated Internet access and VoIP services. All our services are offered with Service Level Agreements (also known as SLA).
Service products
     We seek to offer high-quality telephony service products combining (1) prices that are between 5% and 15% below current market levels, (2) a wide range of value-added solutions and (3) superior customer service. The following are the service products we currently offer to our customers.
•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry—Our concessions—Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	SpeediMax (ADSL (128, 256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

•	Hosted PBX. This service provides our business customers with all the functions of an Internet Protocol PBX (or IP/PBX) using VoIP technology, without having to acquire and maintain high cost equipment. The features offered under this product include CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial”, hosted directory, MS Outlook © integration, etc.

•	I-line. This service allows our customers to make and receive local, international and domestic long distance and mobile calls using the Internet. This service includes additional voice features such as: call waiting, caller ID and voice mail services

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. In this sense Maxcom supplies all the software and hardware equipment as an integrated solution for our customers.

•	Opportune Service to Systems. This service provides specialized engineering equipment to supply preventive and corrective maintenance to our customers IT equipment.
     We believe that our products will help us attract the significant data applications market growth expected in Mexico and help us increase our participation in the small and medium-sized business market. In particular, we believe that the combination of voice and data services constitutes an attractive set of product services for those customers enabling us to compete more effectively in such market.
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

     During the second half of 2002, we introduced voice line and ADSL service that for a fixed monthly charge includes the rental of the lines, unlimited local calling, a specified amount of long distance and mobile minutes, and high-speed Internet access. This offering is mainly targeted to small- and medium-sized business customers.
Marketing and sales
General
     We seek to develop brand name recognition by using our corporate name, logo and product names consistently to portray a unified image. We conduct sales drives within target clusters to small-and medium-sized businesses and to residential customers. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation.
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
     At December 31, 2005, we had 478 salespeople including sales executives, supervisors and sales managers. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.
     Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products, and our internal marketing and sales procedures. In its sales effort, our sales force uses, among other things, multimedia presentation, corporate videos and corporate and product brochures.
     In addition to our sales force, we are developing other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing. In order to promote our IP services with distribution channels, we’re providing all the necessary support in advertising and promotion tools to our distributors
Customer service
     We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:
•	centralized answering point. This area responds to calls to our customer care telephone numbers in Mexico City and the cities of Puebla and Queretaro 24 hours a day, seven days a week. Many prospective and existing customers use our centralized answering point for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.

•	walk-in center. We have three walk-in centers in Mexico City, three in the City of Puebla and one in the City of Queretaro for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are 9:00 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.

•	centralized trouble-shooting center. This area responds to calls in Mexico City and the cities of Puebla and Queretaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.

     Customers may access their billing statements through our website and link to the websites of two major Mexican banks to make payments. In addition, customers may pay their bills through monthly direct deposit, , cash payments at three of the largest Mexican banks, or at our walk – in centers located in Mexico City and Puebla. We also assist our customers with new service requests and product information.
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
     We perform seven billing cycles per month for our business customers and five billing cycles per month for our residential customers. We invoice customers monthly on a staggered basis, except for customers with greater credit risk in which case we may invoice weekly. For regular customers we process and print our bills within four days after closing of each cycle. Customers then have twenty-one days to pay the bill after the cut off date.
     For customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only in order to contact our customer through the telephone lines, negotiate and collect the payment. After 30 days past-due we visit our customers of uncollected accounts at their addresses in order to pursue payment. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency.
     For our customers with 12 months of billing history, we have more flexible terms and we restrict and suspend their service if their accounts are unpaid 15 days later than for our newer customers. For customers with more than six lines we use the same process to the one described above, except that we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the service. We may suspend service when an invoice is at least 30 days past due. However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.
     We have a CRM/Siebel system to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program was U.S.$3.3 million and our strategic partner in this program is Siebel a software company. Our CRM strategy during 2006 will be to add new business processes related directly to customer’s information, within our current architecture.
Competition
     We primarily compete in the local telephony market on the basis of customer service, value-added products and price. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.
     Currently we do not compete directly in the long distance retail market (offering presubscription). Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the retail market we do not offer our long distance service separately from our local telephony service. See “—Supervision and Regulation of the Mexican Telecommunications Industry—Our concessions—Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.
     However, in 2006 we will compete directly in the wholesale long distance market in certain cities where we have our fiber optic network. The interconnection and signaling infrastructure for these cities is provided by Telmex at current Maxcom collocation sites, adding new destinations to Maxcom’s long distance network.
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
Other Competitors
     We also face competition in local telephony from companies that were awarded concessions in recent years. The more significant of these competitors are Alestra, Avantel Servicios Locales S.A. (“Avantel”), Axtel, S.A. de C.V. (“Axtel”), Megacable Comunicaciones de México, S.A. de C.V. (“Megacable”), Marcatel, Bestphone, Vox IP and Unefon.
     Avantel, in which Verizon is a shareholder, was awarded a long distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey, Guadalajara, Cd. Juarez, Chihuahua, Aguascalientes, Leon, Puebla, Cancun, Toluca, Queretaro, Cuernavaca, Merida, Veracruz, Hermosillo, Saltillo, Torreon, San Luis Potosí, Acapulco, Reynosa, Pachuca and Morelia.
     Alestra, in which AT&T Corp. is a shareholder, was awarded a long distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave frequency concession in the 15 and 23 GHz band range, a point-to-multipoint microwave frequency concession in the 10.5 GHz band range and a point-to-point national wireless telecommunications concession in the 7 GHz band range. Alestra offers nationwide long distance services and local service in Mexico City, Nogales, Veracruz, Hermosillo, Orizaba, Cd. Obregon, Cuernavaca, Los Mochis, Puebla, La Paz , Cuautla, Culiacan, Chilpancingo, Mazatlan, Acapulco, Durango, Coatzacoalcos, Cd. Juarez, Oaxaca, Chihuahua, Tapachula, Parral, Tuxtla Gutiérrez, Sabinas, Villa Hermosa, Nvo. Laredo, Campeche, Reynosa, Mérida, Torreon, Cancun, Saltillo, Monterrey, Matamoros, Cd. Victoria, Cd. Monte, San Luis Potosi, Leon, Queretaro, Celaya, Pachuca, Tlaxcala, Tampico, Tijuana, Ensenada, Mexicali, Fresnillo, Zacatecas, Aguascalientes, Tepic, Puerto Vallarta, Guadalajara, Poza Rica, Guanajuato, Irapuato, Pachuca, Zamora, Colima, Morelia and Toluca.
     Alestra and Avantel are using their local telephony concessions to service primarily the corporate business segment. We believe they have recently started to target the small-and medium-sized business agreement and residential market supported by their alliance with massive ISP’s through broadband access.
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
     On December 6, 2005, Axtel and certain shareholders successfully completed an Initial Public Offering (IPO) both in domestic and international markets for an amount of Ps. 3,360 million. A total of 131,670,000 Ordinary Participation Certificates (CPO’s) were sold in both primary and secondary offerings at a price of $25.50 pesos each. This IPO represented 32.4% of the total outstanding capital stock of Axtel.
     Other competitors such as Megacable, Marcatel, Bestel, Unefon, Vox IP and MetroRed that have local telephony concessions have a market approach that might be massive through alliances with Cable TV providers. We believe that Megacable, Marcatel and MetroRed do not represent strong competition in the short term.
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
     Additionally technology and service convergence is allowing bundle offers to customers promoting alliances and synergies among concessionaires of different telecommunications services, manufactures and technology developers. Last miles continue to be one of the most valuable asset for telecommunicaction service providers.
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
     Local telephony market. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex’s nationwide concession, which expires in March 2026, and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes), or “SCT”, published regulations governing the licensing of local services on a competitive basis.
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
     The long distance concessionaires include among others:
•	Alestra, S. de R.L. de C.V.;

•	Avantel, S.A. de C.V.;

•	Axtel, S.A. de C.V.;

•	Iusatel, S.A. de C.V.;

•	Marcatel, S.A. de C.V.; and

•	Bestel, S.A. de C.V.

     International liberalization trends will likely impact the flow of long distance telephone traffic to and from Mexico. In particular, demand for long distance services may be inhibited by the increasing use of VoIP through the Internet.
Mexican market characteristics
     Population and economic growth. According to the Economic Commission for Latin America and the Caribbean-CEPAL (Comisión Económica para América Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. According to CONAPO, in 2005, Mexico had an estimated population of 106.5. million and a population compound annual growth rate of approximately 1.14% for the period from 2000 to 2005. In 2006, the projected population by age groups will be 30.0% under the age of 15, 61.3% between the ages of 15 and 59 and only 7.7% over 60. After a decline in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000. However in 2001, the real gross domestic product decreased by 0.3%. In 2002, the growth of the real gross domestic product resumed as it increased by 0.8%, 1.4% in 2003, 4.5% in 2004 and in 2005 it increased in 2.9%, according to the INEGI and Banco Nacional de Mexico, S.A.
     Underserved telephony market. In 2003, The World Bank ranked Mexico as the 10th largest economy in the world. However, in terms of network readiness, Mexico was ranked 60th and 55th in the competitiveness index in the world according to the World Economic Forum. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service.
     According to Pyramid Research, the wireline local telephony market represents approximately 33.75% of Mexico’s total telecommunications market, when measured by revenues, and generated approximately U.S.$18.6 billion of revenue in 2004.
     Projected growth trends. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2004 and 2009 fixed line penetration in service in Mexico is expected to increase by 24.54%. We have not received an update on such estimates for 2005.
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
     Effective April 11, 2006, the Mexican Congress enacted an amendment to the Law on Radio and Television and to the Federal Telecommunications Law. These amendments were highly controversial. The COFETEL has now also the ability to regulate broadcasting (radio and TV). Also as part of these amendments all the commissioners had to resign to their positions, effective May 12, 2006. To date the COFETEL commissions remain vacant. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations. Additionally, we cannot predict how the SCT or COFETEL will interpret and implement the amendments to the Federal Telecommunications Law. We cannot predict how these new rules could affect our business.
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
     In addition, the Mexican Congress modified the Special Production and Services Tax Law effective January 1, 2002, which established a new tax to services provided by telecommunications companies, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As of January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.
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
     Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:
•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:
< failure to exercise the rights of the concession within 180 days of the grant;

< failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

< loss of the concession or permit holder’s Mexican nationality;

(1)	Renewal on an annual basis.

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
     The concession expressly permits us to provide the following services:
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
Rates for telecommunications services
     Before the Federal Telecommunications Law was issued, the SCT’s approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was issued.
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
     The Mexican Antitrust Commission has found that Telmex has dominant market share on the local, long distance and Internet and data transmission markets, as defined under Mexico’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure of information. Telmex has obtained an injunction against potential COFETEL actions that intend to regulate Telmex by imposing special obligations on Telmex regarding, among other things, quality of services, tariffs and disclosure information. As a result of this injunction, the Mexican Antitrust Commission must restart the administrative procedures and prove again that Telmex has dominant market share on certain services.
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
     The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule. According to this schedule, we had to install at least an aggregate of 376,000 lines in at least 394 cities and towns in Mexico by the end of 2006.
     Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession.
     However, on December 2004 we obtained an amendment to our concession by which we are required to provide services to the cities of Toluca, Edo. Mex.; Celaya, Gto.; Irapuato, Gto.; Leon, Gto.; Guadalajara, Jal.; Aguascalientes, Ags.; San Luis Potosi, SLP; Saltillo, Coah.; Monterrey, N.L.; and Nuevo Laredo, Tamps. by the end of 2014. We still have the obligation to have available capacity to provide service to an aggregate of 376,000 lines by 2006. Currently, we are in compliance with our obligation to have available capacity to provide local service in those cities. We believe that we will be able to comply with the obligation of having available capacity to provide service to an aggregate of 376,000 lines by 2006.
     Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.14.8 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “—Concessions and permits—Termination.” We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We complied with such obligation for 2005.
     As of January 1, 2006, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.97,340 to Ps.4.9 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.
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
     The concession required us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long distance service in the same locations and at the same time in geographic areas where we provide local telephony services. Of these areas, we had the obligation to provide service in 394 cities and towns in Mexico using our own or leased infrastructure by the end of 2006. We were in default with respect to the coverage obligations in certain cities and towns required by our concession.
     However, on December 2004 we obtained an amendment to our concession by which we are required to provide services to the cities of Toluca, Edo. Mex.; Celaya, Gto.; Irapuato, Gto.; Leon, Gto.; Guadalajara, Jal.; Aguascalientes, Ags.; San Luis Potosi, SLP; Saltillo, Coah.; Monterrey, N.L.; and Nuevo Laredo, Tamps. by the end of 2014. Currently, we are in compliance with our obligation to have available capacity to provide long distance service in those cities.

     Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.14.8 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “Concessions and Permits Termination”. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We complied with such obligation for 2005.
     As of January 1, 2006, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps.97,340 to Ps.4.9 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.
     We service our long distance concession through direct interconnection with other carriers and by reselling our long distance traffic to other carriers with such capability. We currently have long distance interconnection with Telmex in the cities of Mexico, D.F.; Puebla, Pue.; Queretaro, Qro.;Toluca, Edo. Mex.; Celaya, Gto.; Irapuato, Gto.; Leon, Gto.; Guadalajara, Jal.; Aguascalientes, Ags.; San Luis Potosi, SLP; Saltillo, Coah.; Monterrey, N.L.; and Nuevo Laredo, Tamps.
     According to the Mexican telecommunications regulations, all local carriers must offer their customers the option to select the long distance carrier of their preference; this practice is known as pre-subscription. However, local carriers may request a waiver of this obligation from COFETEL.
     On May 27, 2002, COFETEL granted us a waiver of the pre-subscription requirement. With this waiver, our local telephony customers who are currently using other long distance carriers may only change, if they wish to do so, to our long distance service. New local telephony customers must use our long distance service. This waiver is valid through May 2004 for Mexico City and the City of Puebla, and for five years (calculated from the date we begin to provide service) for anywhere else in Mexico including the City of Queretaro. We requested COFETEL an extension to such waiver. In addition, most of the new local carriers jointly signed a request to COFETEL to authorize an extension to the initial period of the mentioned waiver.
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
     The failure to comply with the terms of the concessions could result in their revocation and the loss of up to Ps.13.4 million in performance bonds that we previously issued to the SCT for all of our seven point-to-point concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2006, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 97,340 to Ps.4.9 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We complied with such obligation for 2005.
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
     Until December 2003 we, together with 14 other concessionaires, were unable to start operations in some of our Regions because of lack of commercially feasible technological solutions and equipment for those frequencies. COFETEL initially granted extensions until April 2000 and later extended them to October 2001. In November 2001 and again in December 2002, we requested that COFETEL amend our point-to-multipoint concessions in order to postpone the installation of our network and the offering of our services until one year after the granting of such request. We have knowledge that other concessionaires have made similar requests.
     The COFETEL granted an extension until February 2004. On March 31, 2004, we notified the COFETEL that we started operation in Puebla, and thus we comply with our initial coverage obligations for Region 8. We, however, have been unable to start operations in Regions 3 and 5 and such failure can cause that we lose these concessions. We are on the process of testing commercial operations in such Regions in order to fulfill the terms of our point-to-point concessions. The failure to comply with the terms of the concessions or to obtain a waiver or modification could result in its revocation and the loss of the Ps.5.2 million performance bond that we previously issued to the SCT for all of our three point-to-multipoint concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2006 the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 97,340 to Ps.4.9 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We complied with such obligation for 2005.
     These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.
Interconnection
     In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long distance and mobile carrier operating in Mexico.
     All terms of interconnection (such as point of interconnection) are negotiated between telecommunication carriers under COFETEL’s supervision. Should telecommunication carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.
     Local interconnection. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps.0.1159, Ps.0.0990, Ps.0.1111, Ps.0.1096 and 0.1031 per minute for the months of December 2001, 2002, 2003, 2004 and 2005, respectively.
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
     Through December 31, 2005, no material interconnection fees have been paid.
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
     The mobile to wireline interconnection fees with these carriers were Ps.0.1159 Ps.0.0990, Ps.0.1111, Ps.0.1096 and Ps$0.171 per minute for the months of December 2001 2002, 2003, 2004 and 2005 respectively. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for December 2000, 2001, 2002, 2003 and 2004. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was, Ps.0.0278 for the month of December, 2001 Ps.0.0304 for the month of December 2002, Ps. 0.1111 for the month of December 2003, Ps.0.0337 for the month of December 2004 and 0.317 for the month of December 2005.
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
C. Organizational structure
     Maxcom has four Mexican direct subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V., and two indirect subsidiaries, Outsorcing Operadora de Personal, S.A. de C.V. and Técnicos Especializados en Telecomunicaciones, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and of Maxcom Servicios Administrativos, S.A. de C.V. for the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V. This

organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.
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
     In May 2005, we incorporated Maxcom TV, S.A. de C.V., a wholly owned subsidiary, under the laws of Mexico. Also in May, 2005, this subsidiary requested a license from the Mexican government to provide cable television services for the City of Puebla, Pue.
     In June 2005, we incorporated Outsorcing Operadora de Personal, S.A. de C.V. as a wholly owned subsidiary of our subsidiaries Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V. This indirect subsidiary provides personnel services to Maxcom.
     In April 2006, we incorporated Técnicos Especializados en Telecomunicaciones, S.A. de C.V. as a wholly owned subsidiary of our subsidiaries Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V. This indirect subsidiary provides personnel services to Maxcom.

D. Property, plant and equipment
     We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.
     We lease space for administrative offices in Mexico City and in the cities of Puebla and Queretaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and that is renewable for one additional 5-year terms in accordance with an amendment to our original lease agreement. This lease area is comprised of 85,271square feet.
     In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas. We were also released from lease obligation on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange, we agreed to prepay the full, ten-year lease obligations on the first floor and a portion of the roof-top, which amounted U.S.$2.7 million and was payable in installments through May 2004.
     Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term. The original terms expired on June 1, 2004. The lease was renewed for an additional 5 year term that expires on May 31, 2010. This building is comprised of 1,350 square feet. We cancelled in June 2004, the lease agreement for the parking of our vehicular fleet in the City of Puebla. This parking space was comprised of 13,185 square feet.
     Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,012 square feet. We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switch.
     On August 1, 2005, we leased a warehouse comprised of 29, 324.9 square feet for a 3-year term that expires on July 31, 2008. In addition we lease approximately 134 other sites that are used as hosts or single-site buildings and are located throughout Mexico City and the cities of Puebla. Additionally, we are the owners of five portions of land in the City of Puebla that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     All peso amounts discussed in this annual report are presented in constant December 31, 2005 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, all financial information in this annual report is presented in constant pesos as of December 31, 2005. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 30, 2005, which was Ps.10.63 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.
     The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and related notes.
     These consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 21 to our financial statements also provides a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 2003, 2004 and 2005 and of stockholders’ equity as of December 31, 2004 and 2005.
     Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.
     We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2005), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this annual report have been restated in constant pesos as of December 31, 2005. References in this annual report to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2003, 2004 and 2005, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 4.0%, 5.2% and 3.3%, respectively.
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
Recent developments
     On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps.8.4 million of assets, Ps.8.3 million of liabilities and Ps.0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with the Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
     In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps.218,027 (Ps. 214,588) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

     On March 13, 2006 we announced an agreement in principle, subject to certain regulatory approvals and other conditions, to acquire Grupo Telereunión. As part of the transaction, the Vázquez-Arroyo Carstens family, current owners of Grupo Telereunión will also make an equity investment in Maxcom, which will be used primarily to fund additional growth and the expansion of its current product offering.
     The announced acquisition will give us 480 kms of fiber optic rings, and 4,300 kms of national backbone with a border crossing into McAllen, TX. The acquisition of Grupo Telereunión will also provide us with a broader national footprint by adding 680 kms of fiber optic infrastructure in the Gulf region, local interconnection in 59 cities and duplicating our switching capabilities.
     As a result of the acquisition and the equity investment, the Vázquez-Arroyo Carstens family will own approximately 16.34% of the company’s total equity. Upon completion of the transaction, Mr. Eduardo Vázquez-Arroyo Carstens will become vice chairman of our Board of Directors.
     Grupo Telereunión was granted the license to operate as a long distance carrier and value-added service provider in 1998. It began its operations in 2000 and currently operates a 4,300 kms fiber optic network, with interconnection in 59 cities. In addition, Grupo Telereunión has border access to the U.S. It offers prepaid cards, calling cards, IP-based services, long distance services and broadband capacity services.
A. Results of operations
Overview of Maxcom
     We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local, long distance, data, value-added, CATV and IP-based services to targeted small and medium-sized business and residential customers within our concession areas. We position ourselves as a single-source provider of telecommunications services to our customers.
     We commenced commercial operations on May 1, 1999 and currently provide last-mile connectivity to small and medium-sized business and residential customers in greater metropolitan Mexico City, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi.
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

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps.9.62 on December 31, 2000 to Ps.9.16 on December 31, 2001. However, in 2002 and 2003, the peso devalued 13.9% and 7.8% relative to the U.S. dollar, in 2004 the peso revalued 0.8% relative to the U.S dollar. and in 2005 the peso revalued 4.7% relative to the U.S. dollar. In the first five months of 2006, the peso reevaluated 6.2% relative to the U.S. dollar.
     Peso devaluations contributed to sharp increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
Year ended	Inflation	Average	Annual Growth	end of each year
December 31	Rate	28-day Cetes	Rate	(Billion)
1996	27.7%	31.3%	5.3%	$17.5
1997	15.7%	19.8%	6.8%	$28.0
1998	18.6%	24.6%	4.9%	$30.1
1999	12.3%	21.3%	3.9%	$30.7
2000	9.0%	15.3%	6.6%	$35.6
2001	4.4%	11.3%	-2.0%	$44.8
2002	5.7%	7.1%	0.8%	$50.7
2003	4.0%	6.2%	1.4%	$59.0
2004	5.2%	6.8%	4.2%	$64.2
2005	3.3%	9.2%	3.0%	$74.1
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
     We also record non-cash gains or losses on monetary position, which represent the erosion of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of our 13 3/4% notes, old notes and new notes, bank debt and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. As a result, inflation will tend to produce gains to monetary position.
Impact of foreign currency fluctuations
     Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial instruments are the most exposed. As of December 31, 2005, the amount of debt denominated in U.S. dollars was Ps.856.2 million.
     Depreciation of the Peso against the U.S. dollar results in increase of our dollar-denominated revenues and expenses as reported in Peso. Conversely, appreciation in the value of the Peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenue and expenses as reported in Pesos.
     Interest expense on our U.S. dollar-denominated debt, as expressed in Pesos in our financial statements, varies with exchange rate movements. Depreciation of the Peso results in increases in interest expense on a Pesos basis.
     We record foreign exchange gains or losses when the Peso appreciates or depreciates against the U.S. dollar. Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the Peso against the U.S. dollar will result in foreign exchange losses.
     From time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar. On July 11, 2005 we entered an exchange rate stability hedging transaction. This transaction relates to the payment of long-term commitments agreed in U.S. dollars, which maturity expires in 2007. This transaction has no additional related costs; the notional amount of the hedge is of $16,709 valuated at a future exchange rate fixed in Ps.11.40 per U.S. dollar.
     See item 3. “ Key Information – Selected Financial Data” for a discussion of exchange rates.
Capitalization of pre-operating expenses
     We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing.
     We were required to begin to amortize all previously capitalized pre-operating costs. These capitalized pre-operating expenses, net, which balance amounted to Ps.195.6 million at December 31, 2003, Ps.158.6 million at December 31, 2004 and Ps.122.3 million at December 31, 2005, are amortized on a straight-line basis for a period not exceeding ten years.
Customer attrition (churn)
     We historically have experienced customer attrition or churn. Churn results in the loss of future revenue from the customers whose service is disconnected, as well as the inability to recoup costs incurred to acquiring the customer, such as installation cost and commissions. Churn occurs for several reasons, including disconnection of a customer for non-payment of the bills and disconnection by the customer who chooses to switch to a competing company or terminate the service.
     The following table summarizes our average monthly churn rates for the periods specified below:

Year ended	Average monthly
December 31	Churn rate
2002	2.98%
2003	2.62%
2004	2.01%
2005	1.82%

Voice, data and wholesale revenues
     Voice services are our core business. Revenues from voice services include:
•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which include, depending on the product, a certain number of free local calls;

•	usage charges of voice lines, which can be local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the Calling Party Pays modality;

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

•	interconnection fees; and

•	the sale of telephone sets.
     During 2005, we entered into strategic and commercial alliances with two companies that render cable television (“CATV”) and Internet services to also render telephony services using CATV infrastructure. We issue a monthly invoice to the end-customer and record the three services (voice, data and video) as revenue. Likewise, the Company receives from CATV companies an invoice for television and Internet services (for the pertinent month), which is recorded as a decrease to revenue of the Company so that only revenue for voices services is recognized.
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
Average Revenue Per User (ARPU)
     Average revenue per user is used as an industry-standard measurement of a telecommunications company’s ability to maximize the amount of revenue it derives from each customer of the voice business. We calculate ARPU by dividing the total voice revenues for a given period by the average number of voice lines in service during such period. Revenues from data and wholesale services are reported separately and are not the factor in calculating ARPU.
     We calculate the ARPU for voice lines for each of our business and residential segments. Overall ARPU is affected by our business/residential line mix as business lines tend to generate higher ARPU than residential lines. Total Company ARPU includes Public Telephony revenues and lines.
Useful lives of fixed assets
     As of December 31, 2005, we requested an independent expert appraiser to make a technical study on the operating and use conditions of our fixed assets, to determine whether the useful lives previously estimated by us should be restated. As result of this study, we extended the remaining useful lives of our fixed assets and recalculated the amount of depreciation for year 2005, which amounted to Ps.142.3 million. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation for the fiscal year would have been of Ps.215.5 million. See note 7 to our consolidated financial statements for a more thorough description of the increased lives of fixed assets.

Spin-off of the Company and sale of subsidiary
     On August 30, 2005, the Company’s shareholders approved a corporate restructuring whereby Ps.8.4 million of assets, Ps.8.3 million of liabilities and Ps.0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
     In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for PS.218,027 (Ps.214,588) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.
Results of operations
     The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year ended December 31
	2005	2004	2003
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	33%	35%	36%
Selling, general and administrative expenses	41%	43%	50%
Depreciation and amortization	25%	39%	44%

Total operating cost and expenses	99%	117%	130%
Operating gain (loss)	1%	(17%)	(30%)
Integral income (cost) of financing	(5%)	5%	16%
Nonrecurring charges	1%	0%	0%

Other income (expense), net	1%	0%	0%

Taxes	2%	3%	2%

Net loss	6%	15%	48%

     The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP showing year-over-year variations:

	Year Ended December 31,						Percentage Change
	2005		2004		2003		2005/2004	2004/2003
	(In Millions)
Net revenues	Ps.	1,150.5	Ps.	897.1	Ps.	832.2	28.2%	7.8%
Operating cost and expenses:
Network operating costs		(383.8)		(316.6)		(299.0)	21.2%	5.9%
Selling, general and administrative expenses		(468.3)		(386.9)		(419.0)	21.0%	-7.7%
Depreciation and amortization		(281.6)		(346.0)		(365.4)	-18.6%	-5.3%

Total operating cost and expenses	Ps.	(1,133.7)	Ps.	(1,049.5)	Ps.	(1,083.4)	8.0%	-3.1%
Operating gain (loss)	Ps.	16.8	Ps.	(152.4)	Ps.	(251.2)	-111.0%	-39.3%
Integral income (cost) of financing		(55.1)		48.9		(133.7)	-212.7%	-136.6%
Nonrecurring charges		(15.4)		0.0		0.0	n/a	n/a
Other income (expense), net		9.0		(0.8)		(0.2)	-1225.0%	300.0%
Taxes		(26.6)		(29.0)		(14.0)	-8.3%	107.1%

Net loss	Ps.	(71.3)	Ps.	(133.3)	Ps.	(399.1)	-46.5%	-66.6%

Year ended December 31, 2005 compared to year ended December 31, 2004
Net revenues
     Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 3.o. to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.
     Our net revenues increased 28.2% in 2005 as compared to 2004, from Ps. 897.2 million in 2004 to Ps.1,150.5 million in 2005.

     Voice revenues increased by 25.8%, from Ps.739.4 million in 2004 to Ps.930.2 million in 2005. This increase was primarily due to 23.0% increase of the number of average voice lines in service from 142,685 in 2004 to 175,439 in 2005, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in voice lines produced a 13.3% increase in monthly fee revenues (from Ps. 340.6 million in 2004 to Ps. 385.9 million in 2005) and a 27.7% increase in overall usage fees (from Ps. 395.9 million in 2004 to Ps. 505.4 million in 2005).
     Wholesale revenues increased by 47.4%, from Ps.114.6 million in 2004 to Ps.168.9 million in 2005. This increase was primarily due to a 20.6% increase in traffic from 980.7 thousand minutes in 2004 to 1,183.1 thousand minutes in 2005 together with a 22% increase in the average cost per minute.
     The following table presents a breakdown of our revenues by source for 2005 and 2004:

	Year ended December 31
	2005		2004
	(in millions)
Voice	Ps.	930.2	Ps.	739.4
Data		51.4		43.2
Wholesale		168.9		114.6

Total revenues	Ps.	1,150.5	Ps.	897.2

     The following table presents a breakdown of our Average Revenue Per User (ARPU) for 2005 and 2004.

	ARPU
	2005	2004	%
	(in U.S. dollars)
Business
Monthly charges	$22.3	$22.9	(2)%
Usage	53.9	54.9	(2)%
Subtotal	76.2	77.8	(2)%
Non-recurring	1.4	3.6	(60)%

Total business	$77.6	$81.4	(5)%

Residential
Monthly charges	$16.3	$17.6	(8)%
Usage	12.1	13.6	(11)%
Subtotal	28.4	31.2	(9)%
Non-recurring	3.0	2.0	47%

Total residential	$31.4	$33.2	(6)%

Company
Monthly charges	$17.1	$18.6	(8)%
Usage	22.4	21.6	4%
Subtotal	39.5	40.2	(2)%
Non-recurring	2.7	2.3	14%

Total company	$42.2	$42.5	(1)%

     Business ARPU decreased 5% to U.S.$77.6 in 2005 from U.S.$81.4 in 2004, as a result of (i) a 2% decrease in monthly fees related to a change in the product mix, given that each product generates different rates; (ii) a 2% decrease in usage charges as a result of a lower combined traffic rates; and, (iii) a 60% decrease in installation charges as we continued waiving installation fees in many cases during 2005 due to competitive pressures.
     Residential ARPU decreased 6% to U.S.$31.4 in 2005 from U.S.$33.2 in 2004. The decrease was due to (i) a 8% decrease in monthly fees; and, (ii) a 11% decrease in usage charges. These decreases were partially offset by a 47% increase in installation charges basically related to the installation of lines on the CATV network.
     The following table presents a breakdown of our lines by type of customer at December 31, 2005 and 2004 and the percentage variation:

	At December 31
	2005	2004	%
Voice lines:
Business lines	36,680	28,249	30%
Residential lines	154,233	125,934	22%
Public Telephony	5,289	492	975%
Wholesale lines	10,090	10,220	(1)%

Total lines	206,292	164,895	25%

Operating costs and expenses
     Our operating costs and expenses include:
•	network operating costs which, include technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment), installation expenses, when applicable and disconnection expenses;

•	selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to consulting services and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.
     Our operating costs and expenses were Ps.1,133.7 million in 2005, a 8.0% increase as compared to Ps.1,049.5 million in 2004. This increase was primarily due to:
•	a Ps.53.0 million, or 23.9%, increase in network operating services resulting mainly from (i) a Ps.30.4 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic, together with a Ps13.7 million increase in long distance interconnection as a result of increased long distance traffic, (ii) Ps.6.0 million costs associated with the operation of the CATV network, (iii) Ps.4.0 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of the growth of our network, and, (iv) Ps.1.2 million lower other costs, primarily the reduction of internet service costs as a result of lower rates obtained from new suppliers of internet access;

•	a Ps9.8 million, or 11.8% increase in technical expenses primarily due to (i) a 12.2% increase, or Ps$4.3 million in maintenance as a result of our larger telephone network, (ii) a Ps$2.2 million, or 7.8% increase in leases of sites and expenses related to the operation of our telephone network, and (iii) Ps.3.3 million in other expenses;

•	a Ps.64.4 million, or 18.6%, decrease in depreciation and amortization mainly related to the modification of the remaining useful lives and recalculation of the depreciation for the year 2005; and

•	a Ps.4.3 million, or 37.3%, increase in installation expenses basically as a result of lines installed on the CATV network. As a result of competitive pressures we have waived and will waive installation charges to our customers (we record installation expense at the time of installation only when we bill our customers for installation fees, and during 2004 and 2005 we waived installation fees in many instances due to competitive pressures), otherwise we capitalize and amortize the installation costs.
     Selling, general and administrative expenses increased Ps.81.4 million, or 21.0% primarily due to (i) Ps.58.0 million higher salaries, wages and benefits related to increased headcount, (ii) a Ps.19.6 million pesos increase in sales commissions as a result of higher gross installed lines from 62,579 in 2004 to 82,112 in 2005, (iii) a Ps.7.8 million increase in fees paid to external advisors, and (iv) a Ps. 4.0 million decrease in other general and administrative expenses.
     These decreases were offset in part by (i) a Ps.7.8 million decrease in bad debt provisioning as a result of improved collection efforts, (ii) a Ps.5.8 million decrease in leases of office building as a result of a renegotiation with the landlord at our headquarters, (iii) Ps. 1.7 million decrease in advertising expenses, and (iv) Ps. 11.3 million increase in other general and administrative expenses.
Integral cost of financing
     Our integral cost of financing was a negative Ps.55.0 million in 2005, a 212.7% decrease as compared to positive Ps.48.8 million in 2004. The following table sets forth our integral cost of financing for the periods under review:

	Year ended December 31
	2005		2004
	(in millions)
Interest paid – Net	Ps.	(97.1)	Ps.	(38.7)
Exchange gain (loss) – Net		20.0		(1.5)
Gain on monetary position		22.1		89.0

Integral cost of financing	Ps.	(55.0)	Ps.	48.8

     The decrease in integral cost of financing was primarily due to:
     (i) a Ps.58.4 million, or 150.8% increase in interest paid as a result of interest paid on debt together with interest paid on financing obtained from local banks and suppliers during 2005.
     (ii) a Ps.21.4 million reduction in exchange losses, as a consequence of the effect on our dollar-denominated debt of a revaluation of the peso as compared to the dollar during 2005, when compared to the devaluation of the peso during 2004, as well as lower dollar-denominated indebtedness due to our October 2004 exchange offer; and
     (iii) a Ps.66.9 million, or 75.2% decrease in gain on net monetary position, as a result of the effect of a lower inflation on our liabilities monetary position in 2005 as compared to the inflation during 2004.

Tax provisions
     As of December 31, 2005, we determined deferred tax liabilities of Ps.26.0 million generated mainly by the decrease in our cumulative tax losses carry forwards. As of December 31, 2004, we determined deferred income tax assets generated by the cumulative tax losses carry forwards; however, since there was no certainty that they would be realized within a reasonable term, such benefit was reserved.
     Asset tax is incurred at the rate of 1.8% over the net amount of certain assets and liabilities only when this tax exceeds the Income Tax incurred. During the fiscal year that ended on December 31, 2005, we did not generate a tax base for the Asset Tax. At the close of the fiscal year of 2004, the provision for the Asset Tax was of Ps.27.8 million.
     Employees’ profit sharing is estimated applying the procedures set forth in the Mexican Income Tax Law. During 2005 we did not generate employee’s profit sharing. During 2004 we generated Ps.0.5 million of employee’s profit sharing.
Year ended December 31, 2004 compared to year ended December 31, 2003
Net revenues
     Our net revenues increased 7.8% in 2004 as compared to 2003, from Ps.832.3 million in 2003 to Ps.897.2 million in 2004. This increase was primarily due to 13.3% increase in the average number of voice lines in service from 125,723 in 2003 to 142,439 in 2004, as we continued the buildout of our network infrastructure. The increase in voice lines produced a 0.7% increase in monthly fee revenues (from Ps.320.1 million in 2003 to Ps.322.4 million in 2004) and a 9.0% increase in overall usage fees (from Ps.344.1 million in 2003 to Ps.375.2 million in 2004).
     Wholesale revenues increased by 24.0%, from Ps.92.4 million in 2003 to Ps.114.6 million in 2004. This increase was primarily due to a 54.5% increase in traffic from 634.6 thousand minutes in 2003 to 980.7 thousand minutes in 2004, partially offset by a 13.0% decrease in the average cost per minute.
     The following table presents a breakdown of our revenues by source for 2004 and 2003.

	Year ended December 31
	2004		2003
	(in millions)
Voice	Ps.	739.4	Ps.	691.2
Data		43.2		48.7
Wholesale		114.6		92.4

Total revenues	Ps.	897.2	Ps.	832.3

     The following table presents a breakdown of our Average Revenue per User (ARPU) for 2004 and 2003.

	ARPU
	2004	2003	%
	(in U.S. dollars)
Business
Monthly charges	$22.9	$26.6	(14)%
Usage	54.9	56.6	(3)%
Subtotal	77.8	83.3	(7)%
Non-recurring	3.6	3.3	(9)%

Total business	$81.4	$86.5	(6)%

Residential
Monthly charges	$17.6	$18.4	(4)%
Usage	13.6	13.4	2%
Subtotal	31.2	31.7	(2)%
Non-recurring	2.0	1.3	56%

Total residential	$33.2	$33.0	1%

Company
Monthly charges	$18.6	$19.9	(7)%
Usage	21.6	21.4	1%
Subtotal	40.2	41.3	(3)%
Non-recurring	2.3	1.7	34%

Total company	$42.5	$43.0	(1)%

     Business ARPU decreased 6% to U.S.$81.4 in 2004 from U.S.$86.5 in 2003, as a result of (i) a 9% increase in installation charges as we waived installation fees in many cases during 2004 due to competitive pressures, (ii) a 3% reduction in usage charges as a result of a slightly lower number of local, long distance and mobile outbound calls per line and, (iii) a 14% decrease in monthly fees related to a change in the product mix, given that each product generates different rates.
     Residential ARPU increased 1% to U.S.$33.2 in 2004 from U.S.$33.0 in 2003. The increase was mainly the result of a 2% increase in usage charges.
     The following table presents a breakdown of our lines by type of customer at December 31, 2004 and 2003 and the percentage variation:

	At December 31
	2004	2003	%
Voice lines:
Business lines	28,249	24,305	16%
Residential lines	125,934	106,389	18%
Public telephony	492	—	N/A
Wholesale lines	10,220	6,850	49%

Total lines	164,895	137,544	20%

Operating costs and expenses
     Our operating costs and expenses were Ps.1,049.5 million in 2004, a 3.1% decrease as compared to Ps.1,083.4 million in 2003. This decrease was primarily due to:

•	a Ps.15.7 million, or 7.6% increase in network operating costs resulting mainly from (i) a Ps.14.5 million increase in local-to-mobile interconnection costs associated with significant increases in local-to-mobile traffic, partially offset by a Ps.4.5 million decrease in long distance interconnection as a result of lower per-minute rates obtained from several carriers and improved routing of our long distance traffic, (ii) Ps.6.6 million increase in costs related to the lease of circuits required for our backbone and last mile connectivity as a result of the growth of our network, and (iii) Ps.0.8 million lower other costs, primarily the reduction of internet service costs as a result of lower rates obtained from new suppliers of internet access;

•	a Ps. 17.6 million or 26.7% increase in technical expenses primarily due to (i) a 46.9% increase, or Ps.11.3 million in maintenance as a result of our larger telephone network, and (ii) a Ps. 6.3 million, or 15.1% increase in leases of sites and expenses related to the operation of our network;

•	a Ps.19.3 million, or 5.2% decrease in depreciation and amortization related to the termination of the depreciation of some assets with short expected life period such as electronic and computing equipment and software; and

•	a Ps.15.7 million, or 57.4% reduction in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we record installation expense at the time of installation only when we bill our customers for installation fees, and during 2003 and 2004 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize such costs on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expires in October 2017.
     Selling, general and administrative expenses decreased Ps.32.1 million, or 7.7% primarily due to (i) Ps.21.1 lower provision for executive bonuses in 2004, (ii) a Ps.11.3 million pesos decrease in severance expenses as a result of the headcount reduction in 2003, (iii) a Ps.13.3 million decrease in bad debt provisioning coming mainly from the provision in 2003 of a fraud detected from a business customer, see “Item 8. Financial Information-A. Consolidated statements and other financial information, Legal proceedings, significant unpaid receivables” and customer retention plans that have allowed us to improve collections and hence to reduce bad debt provisioning, (iv) a Ps. 3.2 million or 9.9% decrease in leases of offices buildings, as we reached an agreement with our landlord at our former headquarters in 2003 together with sub-leases of office space in our current headquarters to other companies, (v) a Ps. 2.5 million, or 6.4% reduction in fees paid to external advisors; and, (vi) a Ps. 2.4 million or 51.8% reduction in insurance expenses.
     These savings were offset partially by (i) a Ps.10.4 million, or 244.1% increase in advertising expenses, as we initiated advertising campaigns in new clusters, (ii) a Ps.2.9 million, or 11.0% increase in sales commissions, as a result of a 16.6% increase in gross installed lines from 53,655 in 2003 to 62,579 in 2004, (iii) Ps. 2.7 million, or .8% decrease in reserve for obsolete equipment as we sold obsolete equipment in 2004, (iv) Ps. 2.7 million, or 8.8% increase in general selling and administrative expenses, (v) Ps. 1.7 million or 453.1% in market research expenses; and, (iii) a Ps.1.2 million increase in maintenance expenses
Integral cost of financing
     Our integral cost of financing was Ps.48.8 million in 2004, a 136.5% decrease as compared to positive Ps.133.7 million in 2003. The following table sets forth our integral cost of financing for the periods under review:

	Year ended December 31
	2004		2003
	(in millions)
Interest paid – Net	Ps.	(38.7)	Ps.	(28.3)
Exchange gain (loss) – Net		(1.5)		(188.2)
Gain on monetary position		89.0		82.8

Integral cost of financing	Ps.	48.8	Ps.	133.7

     The decrease in integral cost of financing was primarily due to:
     (i) a Ps.186.7 million, or 99.2% reduction in exchange loses, as a consequence of the effect on our dollar-denominated debt of a lower devaluation of the peso as compared to the dollar during 2004, when compared to the devaluation of the peso during 2003, as well as lower indebtedness due to our October 2004 exchange offer; and
     (ii) a Ps.6.2 million, or 7.5% increase in gain on net monetary position, as a result of the effect of a higher inflation on our liabilities monetary position in 2004 when compared to the inflation during 2003.
     These factors of financing costs were partially offset by (i) a Ps.4.6 million increase in interest expense associated with financing from vendors and, (ii) a Ps.5.8 million higher bank commissions, net of interest on cash balances.
Asset tax
     We recorded Ps.27.8 million in asset taxes in 2004 as compared to Ps.13.3 million in asset taxes in 2003. The difference is primarily due to a significant increase in our asset base in 2000, when we increased the buildout of our network, as compared to 1999, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.
Critical accounting policies
Applications of critical accounting policies and estimates.
     We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock, and deferred taxes. For a full description of all of our accounting policies, see Notes 4 and 21 to the Consolidated Financial Statements included in this Annual Report.
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
     In addition, in order to mitigate collections risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2005, our provision for bad debt was Ps.$86.2 million. We consider this provision is sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision.
Revenue recognition
     The Company recognizes revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.
     Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is amortized on a straight-line basis over a period equal to the remaining original term of our microwave concessions which expire on October 2017.
     Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.
     Revenues from interconnections services are recognized on an accrual basis. We have entered into agreements with several telephone companies under the “Bill and Keep” compensatory agreement scheme. Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed a determined percentage, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds that percentage in any given month, the net user will be subject to a per minute charge. The percentage of imbalance was 70% for the period February 25, 1999 to December 31, 2002, 30% for January 1, 2003 to October 31, 2004, 18% for December 1 to 31, 2004 and 15% as of January 2005. In the event that we fail to maintain a significant percentage of residential users, the compensatory agreement will be terminated and asymmetric interconnection rates could be applied.
     We have also entered into interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate the feature of the compensatory agreement.
     In 2003 we started a new business line, the lease of transmission capacity through our fiber optic ring. Revenues from lease of capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract.
     During 2005, we entered into strategic and commercial alliances with two companies that render CATV and Internet services to also render telephony services using CATV infrastructure. We issue a monthly invoice to the end-customer and record the three services (voice, data and video) as revenue. Likewise, the Company receives from CATV companies an invoice for television and Internet services (for the pertinent month), which is recorded as a decrease to revenue of the Company so that only revenue for voices services is recognized.
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
Installation revenues and costs
     Installation costs include labor, tools and materials. Through December 31, 2002, before we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Since 2003, when we waived installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017. When we charge installation fees to our customers, we recognize this cost as an expense and we do not capitalize or amortize it. Once service with a customer is terminated, the capitalized installation cost is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. When installation costs are not billed to customers, the related costs are expensed immediately.
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
     Upon adoption of SFAS 142 “Goodwill and Other Intangible Assets” and Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal” we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions. As of December 31, 2005, upon the application of theses accounting pronouncements we concluded that an impairment charge to our assets was not required.
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
Principal differences between Mexican GAAP and U.S. GAAP
     The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of our net income and stockholders’ equity to U.S. GAAP as of December 31, 2005 and 2004 and for each of the two years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.
Recent United States accounting pronouncements
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions” (“SFAS 153”). SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.
     In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The adoption of EITF Issue No. 05-06 is not expected to have any impact on the Company’s current financial condition or results of operations.
     In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period. “FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The adoption of FAS No. 13-1 is not expected to have any impact on the Company’s current financial condition or results of operations.
     In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The adoption of SFAS No. 155 is not expected to have any impact on the Company’s current financial condition or results of operations.
Recent Mexican accounting pronouncements
     Beginning June 1, 2004, the Mexican Financial Reporting Standards Board — (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards — (NIFs) that will become effective on January 1, 2006.
     The main objective of the NIFs is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards (IFRS).
     The full hierarchy of NIFs, in effect beginning January 1, 2006, is as follows:
•	NIFs and Interpretations of NIFs issued by the CINIF.

•	Bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants (IMCP) that have not been modified, replaced or repealed by the new NIFs.

•	The supplementary IFRS that are applicable.
     The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.
     Following is a list of the NIFs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:
NIF A-1 “Structure of Financial Reporting Standards”

NIF A-2 “Basic postulates”
NIF A-3 “User needs and objectives of financial statements”
NIF A-4 “Qualitative features of financial statements”
NIF A-5 “Basic elements of financial statements”
NIF A-6 “Recognition and valuation”
NIF A-7 “Presentation and disclosure”
NIF A-8 “Supplementary”
NIF B-1 “Accounting changes and correction of errors”
B. Liquidity and capital resources
Financing sources and liquidity
     We financed our start-up costs through capital contributions and vendor financing, as described below:
•	U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase Lucent Technologies equipment. We used U.S.$72.3 million of proceeds from the sale of the 13 3/4 notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase NEC equipment. We used U.S.$13.9 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$18.7 million vendor financing from Hewlett Packard de México, bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005. We used U.S.$16.3 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$70.0 million raised from private equity investors since inception through May 1998.
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
     On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom, hereinafter referred to as the “2002 recapitalization.” The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:
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
     In April 2002, we cancelled U.S.$25,000,000 in principal amount of 13 3/4% notes that we had purchased in the secondary market prior to the 2002 debt restructuring. In addition, on July 25, 2002, we completed an additional exchange of U.S.$4,000,000 in aggregate principal amount of 13 3/4% notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. 95.8% of the total 13 3/4% notes were exchanged and or cancelled, and old notes of an aggregate principal amount of U.S.$167,623,590 remained outstanding. An aggregate principal amount of U.S.$11,590,000 of 133/4% notes remained outstanding.
     On December 17, 2003, we were advised by Bank of America/Nexus that it had purchased an aggregate amount of old notes with a face value of approximately U.S.$126.4 million, representing approximately 75% of the principal amount of the then outstanding of the old notes.
     On April 28, 2004, we executed a working capital credit facility with Banco Santander Mexicano, S.A. (which we refer to as Banco Santander) for U.S.$2.0 million. We served interests on a monthly basis on any outstanding balance, at a rate of LIBOR (London Inter-bank Offered Rate) plus 190 basis points. Additionally, on August 17, 2004, we executed a working capital credit facility with Banco Santander for Ps.55.9 million. We served interests on a monthly basis on any outstanding balance, at a rate which we refer to as TIIE or Inter-bank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), a commonly used referral rate in Mexico, plus 100 basis points. Both credit facilities were guaranteed by one of our shareholders. Both facilities were repaid on October, 2005.
     On October 8, 2004, we consummated an exchange offer and consent solicitation, hereinafter referred to as the “2004 recapitalization.” The purpose was to improve our leverage and capital structure, in order to attract additional investments and access multiple opportunities for future growth. The following actions were taken pursuant to the debt restructuring and recapitalization:
•	Holders tendered an aggregate of U.S.$162,505,711 in principal amount of old notes in exchange for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes due 2009, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and (ii) 101,110,338 shares of our Series N-1 Preferred Shares;

•	Maxcom received consents to the amendment of certain restrictive covenants of the indenture governing the old notes representing 92.0% of the total principal amount of outstanding old notes (other than old notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.
     As a result of the 2004 recapitalization, debt maturity dates of our debt will be as follows:

	DEBT MATURITY DATES
	(Thousands of U.S. Dollars)
	March-07	April-07	October-09	Total
Before October 8, 2004:
13 3/4% notes		11,590		11,590
old notes	167,624			167,624

Total	167,624	11,590		179,214

After October 8, 2004:
13.3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

     On November 5, 2004 we obtained a credit line from Banco Santander of Ps.100.0 million with a monthly interest rate of TIIE plus 1.2 additional percentage points. The terms required average monthly principal payments of Ps.5.5 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract was for 18 months and the due date was May 10, 2006. This line of credit was repaid on November, 24, 2005.
     On April 15, 2005 we obtained a credit line from Ixe Banco of Ps.100.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The terms require average monthly principal payments of Ps.4.2 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract is for 24 months and the due date is April 30, 2007. On July 14, 2005 we repaid Ps.50.0 million of the principal amounts. The average monthly principal payments were reduced to Ps.2.0 million and the due date has no change.
     On July 14, 2005 we entered into a short-term commercial paper program in Mexico for Ps.150.0 million. Notes will be payable on June 15, 2006 with a monthly interest rate of TIIE plus 2.75 additional percentage points. The terms require monthly interest payments and principal will be due on June 15, 2006. We have the option to one roll-over of the program for an additional 12-month period subject to certain market conditions.
     On October 22, 2005 we obtained a credit line from Banco Mercantil del Norte of Ps.240.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The term of the line of credit is 48 months with a disbursement period of 8 months. This line of credit is due on October 22, 2009. Each disbursement will be payable in equal monthly installments for the remaining term of the line of credit. We have disbursed Ps.76.3 million and are currently negotiating the extension of the disbursement period.
     On October 25, 2005 we obtained a credit line from Ixe Banco of Ps.50.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The terms require average monthly principal payments of Ps.2.6 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract is for 19 months and the due date is April 30, 2008.
     Our credit lines with Ixe Banco and Banco Mercantil del Norte are secured with our daily collections. These collections are deposited in a collection trust receiving all the proceeds from our daily collections coming from customers paying through bank deposits on accounts specially linked to the collection trust. During the first fifteen calendar days of every month a fixed percentage of the collections is restricted until the monthly installments of the three facilities are completed. This amount is then paid to each of our creditor banks on the specific principal payment date. The remaining funds from collections are transferred to our operating banking accounts.

Indebtedness
     Our consolidated debt at December 31, 2005 was Ps.874.1 million (including Ps.1.0 million of debt discount related to the issuance of detachable warrants), of which Ps.656.0 million was long-term debt. Ps.576.9 million of our consolidated debt outstanding at December 31, 2005 was denominated in U.S. dollars and Ps.297.2 million was denominated in Mexican pesos.
     The following table presents a breakdown of our consolidated debt for 2005 and 2004.

	Year ended December 31
	2005		2004
	(in millions)
SHORT TERM COMMERCIAL PAPER DENOMINATED IN PESOS
Short term commercial paper	Ps.	150,000
Accrued interest		1,500

Total short term commercial paper denominated in pesos	Ps.	151,500

BANK LOANS DENOMINATED IN PESOS
Short-term portion:
IXE Banco, S. A.	Ps.	47,573
Banco Mercantil del Norte, S. A.		19,075
Banco Santander Serfin, S. A.			Ps.	150,443

Total short term	Ps.	66,648	Ps.	150,443
Long-term portion:
IXE Banco, S. A.	Ps.	25,026	Ps.
Banco Mercantil del Norte, S. A.		54,046
Banco Santander Serfin, S. A.				28,711

Total long term	Ps.	79,072	Ps.	28,711

Total bank loans denominated in pesos	Ps.	145,720	Ps.	179,154

	Year ended December 31
	2005		2004
	(in millions)
LONG TERM PAYABLE BONDS DENOMINATED IN U.S. DOLLARS
$5,118 old notes (issued in connection with the 2002 recapitalization) with maturity in 2007, bearing interest at 0% until March of 2006, and as of the last year, will bear interest at a rate of 10%.	Ps.	54,818	Ps.	59,573

$36,118 new notes (issued in connection with 2004 recapitalization) bearing a variable interest rate of 4% to 11.25% until October of 2009.		386,853		420,420

$11,590: 13 3/4 notes (issued on March the 17th of 2000) bearing interest at a rate of 13.75%, with maturity date on April the 1st of 2007.		124,139		134,910
Accrued interest		12,103		8,793
Less: Discount (net of accumulated amortization)		(1,005)		(1,684)

Total Long term payable bonds denominated in U.S. dollars	Ps.	576,908	Ps.	622,012

     The U.S.$300 million aggregate principal amount 13 3/4% notes accrued interest at an annual rate of 13 3/4%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of 13 3/4% notes in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the 2002 recapitalization, 13 3/4% notes in an aggregate principal amount of U.S.$259,410,000 were exchanged for old notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The old notes bear 0% interest through March 1, 2006 and 10% annual interest in the last year. On July 25, 2002, we completed an additional exchange of U.S.$4,000,000 of 13 3/4% notes under the same terms and conditions of the exchange offer consummated on April 29, 2002. On December 17, 2003, we were advised by Bank of America/Nexus that it had purchased an aggregate amount of old notes with a face value of approximately U.S.$126.4 million, representing approximately 75% of the principal amount of outstanding of the old notes. Pursuant to the 2004 recapitalization, old notes in an aggregate principal amount of U.S.$162,505,711 were exchanged for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and (ii) 101,110,338 of our Series N-1 Preferred Shares As of December 31, 2004, new notes in an aggregate principal amount of U.S.$36,117,789 remained outstanding, old notes in an aggregate principal amount of U.S.$5,117,879 remained outstanding, and 13 3/4% notes in an aggregate principal amount of U.S.$11,590,000 remained outstanding.
     As a result of the October 8, 2004 debt restructuring, debt maturity dates of our debt will be as follows:

	DEBT MATURITY DATES
	(Thousands of U.S. Dollars)
	March-07	April-07	October-09	Total
Before the 2004 recapitalization:
13.3/4% notes		11,590		11,590
old notes	167,624			167,624

Total	167,624	11,590		179,214

After the 2004 recapitalization:
13.3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

     The indenture governing the old notes (the “Old Indenture”) and the indenture governing the new notes (the “New Indenture”) restrict our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00, in each case after giving effect to the proposed incurrence of indebtedness. Pursuant to the amendments to the old indenture, we only have the ability to incur up to an aggregate of $150 million of certain types of permitted indebtedness outstanding at any one time (including the new notes, old notes and the 13 3/4% notes) prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets. Additionally, pursuant to the amendments to the Old Indenture the covenants restricting our ability to pledge our assets as security for financing were amended to allow us to secure up to an additional U.S.$50 million of liens on our assets. The covenant limiting our restricted payments, permitted investments and affiliate transactions was amended to allow us to securitize our assets, including our accounts receivable. The covenant restricting our ability to enter into sale/leaseback transactions was removed.
     The Old Indenture and the New Indenture also provide that if certain events of bankruptcy, insolvency or reorganization of Maxcom occur, the principal and interest on all of the old notes will become immediately due and payable. In addition, if certain other events of default occur and are not remediated in accordance with the Indentures, the trustee appointed under the Old Indenture or our holders representing at least 25.0% in principal amount of the then outstanding old notes may declare all the old notes to be due and payable immediately. These other events of default include, among others, (i) a failure to pay interest or any gross-up amount when due for thirty days; (ii) a failure to pay principal when due; (iii) a failure to comply with certain covenants (including financial, reporting, control, merger and other covenants), representations, warranties and other agreements in the old indenture; (iv) a default under other indebtedness or a judgment or decree for the payment of money, in each case in excess of U.S.$5.0 million; (v) the unenforceability or disaffirmation of any subsidiary guarantee; and (vi) a failure to disclose an event of default. In some of these events of default, a limited grace period applies before the trustee or the holders can proceed to accelerate the old notes. The indenture governing the 13 3/4% notes provides that the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding 13 3/4% notes, may declare all the old notes to be due and payable immediately if we fail to (i) pay interest or any gross-up amount when due for thirty days, (ii) pay principal when due, (iii) comply with certain conditions in the event of a merger or (iv) observe any covenant, representation or agreement in the indenture for 60 days after notice by the trustee.
Resources from Operating, Financing and Investing activities
     Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2002, 2003, 2004 and 2005, our earnings were insufficient to cover our fixed charges by Ps.793.8 million (U.S.$71.2 million), Ps.372.7 million (U.S.$33.4 million) and Ps.117.5 million (U.S.$10.5 million), respectively.

     As of December 31, 2005 and 2004 we had Ps.231.1 million and Ps.81.0 million of cash and cash equivalents including Ps.7.7 million and Ps.18.8 million of restricted cash, respectively.
Resources used for operating activities
     For the year ended December 31, 2005, net resources used in operating activities amounted to Ps.298.6 million compared to Ps.276.7 million for the year ended December 31, 2004. The resources increase in 2005 from 2004 was mainly attributable to a Ps.25.5 million higher resources coming from a decrease in losses from operations, and Ps.3.6 million lower resources coming from an increase in accounts receivable, restricted cash, liabilities and other assets, mainly attributable to:
     (i) Ps.46.0 million lower resources coming from an increase in accounts receivable as a result of the increase in our operations.
     (ii) Ps.11.1 million lower resources coming from a decrease in restricted cash as a result of the repayment of credit facilities to Banco Santender Serfin, S.A.,
     (iii) Ps.66.7 million higher resources coming from an increase in short term liabilities,
     (iv) Ps.12.1 million lower resources coming from an increase in inventory; and,
     (v) Ps.0.8 lower resources coming from an increase in prepaid expenses.
     For the year ended December 31, 2004, net resources used in operating activities amounted to Ps.276.7 million compared to a negative Ps.51.2 million for the year ended December 31, 2003. The increase in 2004 from 2003 was mainly attributable to a Ps.246.4 million higher resources coming from a decrease in losses from operations, Ps.74.9 million higher resources coming from an increase in restricted cash, liabilities and other assets, mainly attributable to:
     (i) Ps.18.8 million higher resources coming from an increase in restricted cash under the Banco Santander financing. See “Item 5. Operating and Financial Review and Prospects - B Liquidity and Capital Resources — Financing Resources and Liquidity”, and
     (ii) (ii) Ps.93.7 million higher resources coming from an increase in short term liabilities,
     (iii) Ps.6.8 million higher resources coming from a decrease in inventory as we improved our inventory management,
     (iv) Ps.5.7 million higher resources coming from a reduction in prepaid expenses primarily related to the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013. See “Item 10. Additional Information-C Material contracts- Lease termination agreement.” and
     (v) Ps.7.4 million lower resources coming from an increase in accounts receivable as a result of the growth of our operations in 2003.
Resources provided by financing activities
     For the year ended December 31, 2005, net resources generated by financing activities amounted to Ps.309.7 million, driven by:
     (i) Ps.218.0 million resources generated by the capitalization of liabilities held with a related party in connection with the acquisition of a subsidiary. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”,

     (ii) Ps.151.5 million resources generated by a short term financing denominated in pesos with commercial paper including Ps.1.5 million of accrued interest. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”,
     (iii) Ps.72.6 million resources generated by a bank financing denominated in pesos obtained from Ixe Banco. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”,
     (iv) Ps.73.1 million resources generated by a bank financing denominated in pesos obtained from Banco Mercantil del Norte. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”,
     (v) Ps.18.8 million resources generated by an exchange rate stability hedging transaction obtained from IXE Banco. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”,
     (vi) Ps.179.2 million use of resources generated by the repayment of a bank financing denominated in pesos to Banco Santander. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”, and,
     (vii) Ps.45.1 million use of resources generated by the inflationary effect on our long term payable bonds.
     For the year ended December 31, 2004, net resources generated by financing activities amounted to Ps.99.5 million, driven by a Ps. 179.2 million increase in bank financing as a result of the financing obtained from Banco Santander. See “Item 5. Operating and Financial Review and Prospects - B Liquidity and Capital Resources — Financing Resources and Liquidity”, partially offset by the non-cash effect of the 2004 recapitalization See “Item 5. Operating and Financial Review and Prospects – B Liquidity and Capital resources – Financing Resources and Liquidity” comprised by i) a Ps. 1,987.6 million decrease in old notes, ii) a Ps.420.4 million increase in new notes; and, iii) a Ps. 595.9 million and Ps. 893.9 million increase on issuance of capital stock and additional paid-in capital from the exchange U.S.$ 126.4 million old notes for 96.8 million N-1 and 4.3 million B-1 series shares. This increase in resources generated by financing activities in 2004 compares to resources provided of Ps.100.9 million for the year ended December 31, 2003, due primarily to the inflationary effect (non-cash).
Resources used for investing activities
     For the year ended December 31, 2005, net resources used for investing activities amounted to Ps.447.1 million compared to Ps.359.4 million for the year ended December 31, 2004. The increase was mainly attributable to a Ps.105.5 million increase in investment in telephone equipment as a result of Maxcom’s strategy of infrastructure growth during 2005, and a Ps.17.8 million increase in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.
     For the year ended December 31, 2004, net resources used for investing activities amounted to Ps.359.4 million compared to Ps.136.3 million for the year ended December 31, 2003. The increase was mainly attributable to a Ps.216.2 million increase in investment in telephone equipment as a result of Maxcom’s strategy of infrastructure growth during 2004, and a Ps.6.9 million increase in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.
Other contractual obligations
     In addition to our financial indebtedness, we are committed to make certain payments under various lease arrangements. All of our peso-denominated leases and some of our dollar-denominated site leases adjust automatically to reflect any variances experienced by the Mexican and U.S. consumer price index, respectively.
     Additionally, we have executed financial leases with different institutions, in pesos and in U.S. dollars, for telecommunication equipment, computer equipment and transportation equipment.

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
     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2010 &
	2006		2007		2008		2009		thereafter
			(in thousands of Pesos)
Facilities	Ps.	4,822	Ps.	4,695	Ps.	2,900	Ps.	1,407	Ps.	6,303
Sites		16,437		12,600		11,017		7,433		21,748
Poles		7,866		7,866		7,866		7,866		7,866
Others		2,197		—		—		—		—

Total	Ps.	31,322	Ps.	25,161	Ps.	21,783	Ps.	16,706	Ps.	35,917

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	Thereafter
		(in thousands of U.S. dollars)
Corporate headquarters	$1,759	$1,806	$1,849	$1,897	$5,981
Sites	385	385	360	112	90

Total	$2,144	$2,191	$2,209	$2,009	$6,071

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

									2010 &
	2006		2007		2008		2009		thereafter
			(in thousands of Pesos)
Corporate equipment(1)	Ps.	244	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Network(1)		540		—		—		—		—

Total	Ps.	784	Ps.		Ps.		Ps.		Ps.

(1)    Renewal on an annual basis.

     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	thereafter
		(in thousands of U.S. dollars)
Telephone equipment(1)	$1,800	$—	$—	$—	$—
Fiber optic	882	882	882	882	10,579	(2)
Software(1)	1,253	—	—	—	—

Total	$3,935	$882	$882	$882	$10,579

(1)	Renewal on an annual basis.

(2)	Included until 2022.
     Additionally, we have executed financial lease agreements with different institutions in pesos and U.S. dollars regarding: telecommunication equipment, computer equipment and transportation equipment. The expiration of such agreements ranges from 18 to 36 months, with option to purchase the leased good at reduced prices once the agreement is terminated. The interest rate agreed in these agreements ranges from 6.9% to 10%, as per the specific conditions of each agreement.
     The schedule of future minimum payments in pesos is as follows:

2006	Ps.	4,032
2007		3,645
2008 and thereafter:		3,324

Total (*)	Ps.	11,001

(*)	Includes interest to be accrued in Ps.2,279.
     The schedule of future minimum payments in U.S. dollars is as follows:

2006	$879
2007	363
2008 and thereafter:	134

Total (*)	$1,376

(*)	Includes interest to be accrued in $7.
     The following table presents our debt obligations denominated in dollars for the periods indicated:

	March-07	April-07	October-09 2010 & thereafter
	(Thousands of U.S. Dollars)
Before October 8, 2004:
13.3/4% notes	—	11,590	—	—
old notes	167,624	—	—	—
Total	167,624	11,590	—	—
After October 8, 2004:
13.3/4% notes	—	11,590	—	—
old notes	5,118	—	—	5,118
new notes	—	—	36,118	36,118
Total	5,118	11,590	36,118	52,826
Capital expenditures
     Through December 31, 2005, we have invested Ps.3,986.4 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of the 13 3/4% notes, the old notes and the new notes and the U.S.$66.2 million private equity investment. This amount includes Ps.144.5 million paid to obtain all of our frequency rights.
     For 2006, we plan to make capital expenditures of approximately U.S.$71.3 million, mainly to continue to build out of our network. Of this total amount, we had already spent approximately Ps.184.0 million (approximately

U.S.$16.7 million) by March 31, 2006. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.
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
     Maxcom does not undertake research and development activities other than market research.
  D. Trend information
     The Mexican Telecommunications industry is highly influenced by various U.S. industry trends, such as:
•	The growth in broadband access;

•	The convergence of services and industries, as evidenced by the introduction of voice, data and video bundles in the market:

•	Multi-service IP services;

•	Mobile services.
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
  E. Off – balance sheet arrangements
     Maxcom has no off-balance sheet arrangements.
  F. Tabular disclosure of contractual obligations
     The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

	2006		2007		2008		2009		2010 & thereafter
			(in thousands of Pesos)
Facilities	Ps.	4,822	Ps.	4,695	Ps.	2,900	Ps.	1,407	Ps.	6,303
Sites		16,437		12,600		11,017		7,433		21,748
Poles		7,866		7,866		7,866		7,866		7,866
Others		2,197

Total	Ps.	31,322	Ps.	25,161	Ps.	21,783	Ps.	16,706	Ps.	35,917

     The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	Thereafter
		(in thousands of U.S. dollars)
Corporate headquarters	$1,759	$1,806	$1,849	$1,897	$5,981
Sites	385	385	360	112	90
Poles
Others

Total	$2,144	$2,191	$2,209	$2,009	$6,071

     The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						20010 &
	2006		2007	2008	2009	thereafter
			(in thousands of Pesos)
Corporate equipment(1)	Ps.	244	Ps.	Ps.	Ps.	Ps.
Network(1)		540

Total	Ps.	784	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.
     The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2010 &
	2006	2007		2008		2009		Thereafter
		(in thousands of U.S. dollars)
Telephone equipment(1)	$1,800	$		$		$		$
Fiber optic	882		882		882		882	10,579	(2)
Software(1)	1,253

Total	$3,935		$882		$882		$882	$10,579

(1)	Renewal on an annual basis.

(2) Included until 2022.
     The following table presents our contractual financial lease obligations denominated in Pesos and dollars for the periods indicated:

			2008 &
	2006	2007	Thereafter
Denominated in Pesos	4,032	3,645	3,324
Denominated in dollars	879	363	134

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors
     Our board of directors is responsible for the management of our business. The current members of the board of directors were elected at a shareholders’ meeting held on August 30, 2005. Pursuant to the 2002 recapitalization described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—The capital restructuring,” our series A and A-1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B-1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders and share ownership—Securityholders agreement,”, the four series B and B-1 directors are now selected from among nominees proposed by Nexus — Maxcom Holdings I, LLP, a major shareholder which we refer to in this annual report as “Nexus.”
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
     The following table presents information concerning our current directors (ages as of December 31, 2005):

Name	Position	Age
Adrian Aguirre Gomez	Series A and A-1 Director and Chairman of the Board	55
Lauro Gonzalez Moreno	Series A and A-1 Director	44
Maria Guadalupe Aguirre Gomez	Series A and A-1 Director	56
Marco Provencio Muñoz	Series A and A-1 Director	47
Rodrigo Guerra Botello	Series A and A-1 Director	63
Roberto Chute	Series B and B-1 Director	32
Jacques Gliksberg	Series B and B-1 Director	48
Marco Viola	Series B and B-1 Director	40
Sebastián Valdéz	Series B and B-1 Director	44
     Miguel Sepúlveda Martínez, María Elena Aguirre Gómez, Raul Guijarro de Pablo, Gilberto Solis Silva and María Trinidad Aguirre Gómez serve as alternate Series A and A-1 directors during the absence of Adrian Aguirre Gómez, Lauro Gonzalez Moreno, Maria Guadalupe Aguirre Gómez, Rodrigo Guerra Botello and Marco Provencio

Muñoz, respectively. Jorge Cervantes Trejo serves as an alternate Series B and B-1 director during the absence of any one of Roberto Chute, Jacques Gliksberg, Marco Viola or Sebastian Valdez. Gonzalo Alarcón is the secretary of the Board and our General Counsel.
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
     Set forth below is a brief biographical description of our directors:
     Adrián Aguirre Gómez has been a series A, and after the 2002 recapitalization a series A and A-1 director and Chairman of the Board of Maxcom, since March 1996. Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servcios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (which are Maxcom’s subsidiaries), Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México (ITAM).
     Lauro Gonzalez Moreno, has been a series A and A-1 director since November 2005. Previously Mr. Gonzalez was the Chief Executive Officer of Satmex since November 1997, as well as of Principia Satmex’s holding company. Previously, Mr. Gonzalez was the Chief Executive Officer of Globalstar de Mexico from 1996 to 2004 and of Opel Telecommunications from 1994 to 1999. Additionally, Mr. Gonzalez was an engagement manager at McKinsey & Company in Mexico and Brazil. Mr. Gonzalez is also the founder of Vita Brevis, a non for profit organization in charge of promoting the use of information technology in elementary education in less developed communities and sits in the board of trustees of UNETE a non for profit organization providing education in Mexico through information technology.
     María Guadalupe Aguirre Gómez has been a series A director and after the 2002 recapitalization a series A and A-1 director and alternate director since May 1998. Previously Ms. Aguirre sat on the Board of Directors of Grupo Famega and OutBack Restaurant in Cancun and was an alternate director of Grupo Radio Centro, S.A. de C.V. from July 1979 to May 1999. Ms. Aguirre is also CEO of Sports and Therapy, S.C., a medical clinic and rehabilitation center for athletes. Ms. Aguirre holds an undergraduate degree in business administration from the Universidad Iberoamericana. Ms. Aguirre holds a diploma in advanced management from the Instituto Panamericano de Alta Direccion (IPADE) and several courses regarding financing and management from Harvard University.
     Marco Provencio Muñoz has been a series A, and after the 2002 recapitalization a series A and A-1 director of Maxcom, since May 2001. He is also a partner and head of the public relations practice at the StructurA, a leading economic and political consulting firm in Mexico. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs and spokesman of the treasury. Mr. Provencio also worked for three years for the Foreign Affairs Ministry. Mr. Provencio holds an undergraduate degree in economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School at Princeton University.
     Rodrigo Guerra Botello has been a series A, and after the 2002 recapitalization a series A and A-1 director of Maxcom since June 2002. Mr. Guerra is also the President of the Universidad Regiomontana in Monterrey, Mexico, since September 2001. Mr. Guerra was the Executive President of CETRO (a private trust for the development of small private business in Mexico), the National Vice-President of COPARMEX and the General Director and Treasurer of the Businessman Coordination Council. Mr. Guerra was also Director of Sidek and Situr.

Previously, Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as President and Chief Executive Officer of IBM de México from October 1980 to February 1995. Mr. Guerra holds an undergraduate degree in Chemical Engineering from Universidad Tecnológica de Monterrey.
     Jacques Gliksberg was a series N director of Maxcom from May 1998 until April 2002, and has been a series B and B-1 director since then. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organizacion Rescarven, C.A. (Venezuela), Crown Linen, LLC and is the President of Difusion Panoramica, S.A. de C.V. Mr. Gliksberg was a managing partner of Banc of America Equity Partners from 1994 until 2005. He is now the managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.
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
     Sebastián Valdez has been a series B and B-1 alternate director since April 28, 2006. Previously he was a Series N director between October, 2000 and April, 2002. Mr. Valdez also sits on the board of directors of Difusion Panoramica, a Mexican outdoor advertising company, and Cimcorp S.A., a Brazilian information technology company. Mr. Valdez is a Director of BancBoston Ventures, Inc., a Bank of America company, and previously worked for BankBoston Robertson Stephens, BankBoston Securities, and BankBoston Argentina. He holds a degree from the Instituto Tecnológico de Buenos Aires, Argentina.
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

These responsibilities have been assumed by Ms. Verónica Macias, our former head of the recruiting area, and now human resources director.
     On December 2005, we appointed a new Chief of Sales and Marketing officer who was our former Market Commercial Director.
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
     The following table sets forth our current executive officers (ages as of December 31, 2005):

Name	Position	Age
René Sagastuy	President and Chief Executive Officer	45
José Antonio Solbes	Chief Financial Officer	40
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer	41
Alejandro Díaz y Díaz	Vice president of Sales and Marketing	36
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
     José Antonio Solbes has been Chief Financial Officer since October, 2003. Mr. Solbes was our Treasurer and Director of Investor Relations since March 2000. Prior to that Mr. Solbes held the positions of Director of Administration and Treasurer. Prior to joining Maxcom, Mr. Solbes was Corporate Financial Manager at Grupo Empresarial Organizado, S.A. de C.V. Mr. Solbes holds an accounting degree from the Universidad Anahuac and a Masters degree in Finance from the same university. Mr. Solbes completed the Corporate Financial Strategy Program at the J.L. Kellog Graduate School of Management in Northwestern University in Chicago.
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
     Alejandro Díaz y Díaz, has been the Chief Sales and Marketing Vicepresident since December 2005. Mr. Díaz was Market Commercial Director from June 2002 to November 2005. Prior Mr. Díaz held several positions in Maxcom since 1999. Prior to joining Maxcom, Mr. Díaz served as Customer Training Manager of Avantel from February 1998 to December 1998. Mr. Díaz has an Bachelor Degree on Business Administration from the Instituto Tecnológico Autónomo de México, also known as “ITAM” and a Diploma in telecommunications from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

B. Compensation
General
     For the year ended December 31, 2005, our executive officers received an aggregate compensation (including bonuses and severance payments but excluding options) of approximately Ps.22.4 million. This amount was recognized as selling, general and administrative expenses for 2005, which represent 4.8% of our total selling, general and administrative expenses for 2005.
     During 2005, members and the Chairman of the Board received options that vest immediately to purchase up to 2,500 and 5,000 series N-1 shares, respectively, at an exercise price of U.S.$0.01 per share, for each time the member attended a board of directors or any board committee meeting. We already approved similar options incentives for the year 2004. There were six board of directors meetings, eight Operating Advisory Committee meetings and three Audit Committee meetings, during 2005. In 2004, we granted to our directors and committee members options to purchase a total of up to 187,500 series N-1 shares at an exercise price of U.S.$0.01.
     At a extraordinary shareholders meeting held on December 17, 2004, our shareholders decided to change the underlying securitieof these options from series N shares to series N-1 shares, which are preferred shares.
Old executive stock option plan
     In May of 1998, we implemented an executive stock option plan. This plan provided that the Company would grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, would a technical committee determined the executive officers to whom options to purchase Series “N” shares were granted, as well as the terms of those options.
     Once the options are awarded, holders have the right to immediately exercise 20% of such options. The right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In case the officer ceases to work for the Company, all options not exercised are forfeited. Options expire ten years from the date of grant.
     As of December 31, 2005, the aforesaid plan had an amount of 575,000 shares to back options issued for officers due to their performance for the years of 1998, 1999 and 2000.
     As of December 31, 2005, 526,214 options of this plan had been granted, of which 304,502 remain to be exercised, and 256,094 are fully exercisable.
     Options are subject to a trust in a trust managed by Banco Nacional de México, S.A., established on June 20, 1999.
New executive stock option plan
     We implemented a new executive stock plan, for the services rendered during the years 2002, 2003 and 2004. The plan is divided into four levels, depending on the ranking of the different members of management. The first level includes the highest management level of the Company and depends upon targets that the board fixes for the Company every year. The participants of the three following levels are guaranteed a minimum amount of options. The granting of options for the members of the last level, which is comprised of the junior management, is discretionary.
     The underlying security of the options of this new executive option plan is comprised by Series N1 Class II shares, which represent the variable portion of the capital stock of the Company.
     Since this is a retention plan, once options are granted, holders can immediately exercise 20% of such options. In order to keep these officers in office, the right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In the event the officer ceases to work for the Company, all options not exercised are forfeited. Options expire ten years from the date of grant.

     As of December 31, 2005, the board of directors and shareholders of the Company authorized an aggregate of 17,998,500 shares to remunerate officers for the services they rendered during the years 2002, 2003 and 2004. Also, part of these options served as extraordinary remunerations granted to certain key officers in case of a change in the control of the Company.
     As of December 31, 2005, 13,529,500 shares had been granted, of which 2,705,900 were fully exercisable.
C. Board practices
     The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on April 28, 2006.
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
D. Employees
     As of December 31, 2005, we had 1,250 employees, a 83% increase as compared to a total of 683 at the end of 2004. Of our total employees, 513 are managed through external agencies, 75 are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 31, 2007. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.
     We also had 478 sales representatives as of December 31, 2005, compared to 233 sales representatives as of December 31, 2004.

E. Share ownership
     Messrs. Jacques Gliksberg, Roberto Chute, Marco Viola and Martin Molina, Nexus-Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation, hold, directly and indirectly 90.52% of our capital stock. None of our other directors or officers owns more than 1% of our shares, except for shares held by the Aguirre Gómez family, which are described below in “Principal Shareholders.”
     The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our old and new executive stock option plans, described above under “—B. Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major shareholders and share ownership
     The following table presents the equity structure and the major shareholders of Maxcom as of the date of this annual report:

	Shareholders
		Banc America
	Aguirre Gómez	Equity	Other
Shares	Family(1)	Partners(2)	Investors	Subtotal
Series A Shares
Number of shares	4,508,644	—	—	4,508,644
Percentage owned	100.00%	—	—	100.00%
Series A-1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.00%	—	—	100.00%
Series B-1 Shares
Number of shares	—	10,089,375	92,575	10,181,950
Percentage owned	—	99.09%	0.91%	100.00%
Series N Shares
Number of shares	42,052	3,505,738	5,314,044 (4)	8,861,834
Percentage owned	0.47%	39.56%	59.97%	100.00%
Series N-1 Shares
Number of shares	—	217,207,981	3,506,893 (4)	220,714,874
Percentage owned	—	98.41%	1.59%	100.00%
Series N-2 Shares(3)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.00%	100.00%

Total
Number of shares	10,639,592	230,803,094	35,781,332	277,224,018
Percentage owned	3.84%	83.26%	12.91%	100.00%

(1)	The shares of Maxcom controlled by the Aguirre Gomez family are held individually or through trusts or corporations (Adrian Aguirre Gomez 1,254,997 Series A, 1,522,224 Series A-1 and 42,052 Series N Shares; Maria Guadalupe Aguirre Gomez 1,084,549 Series A, 1,522,224 Series A-1 Shares, Maria Elena Aguirre Gomez 1,084,549 Series A, 1,522,224 Series A-1 Shares 1,084,548 Series A, 1,522,224 Series A-1 Shares and Maria Trinidad Aguirre Gómez 1,084,549 Series A, 1,522,224 Series A-1 Shares). As part of the 2004 restructuring, the Aguirre Gómez family exchanged i) 1,226,373 of our series B common shares for 1,226,373 of our series A common shares, and ii) 2,055,843 of our series N shares for 2,055,843 of our series A shares.

(2)	The shares of Maxcom controlled by Banc America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 166,408,377 shares or approximately 60.3% of the total outstanding capital stock, (ii) BASCF-Maxcom Holding I, LLC which holds 60,888,979 shares or approximately 21.96% of the total outstanding capital stock, (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares or approximately 1.14%, and (iv) BankAmerica Investment Corporation, which holds approximately 0.13% of the total outstanding capital stock. As part of the 2004 restructuring the entities controlled by Banc America Equity Partners exchanged 4,333,741 of our series N-1 shares for 4,333,741 of our series B-1 shares.

(3)	The series N-2 shares were originally issued to the bondholders who participated in our debt restructuring. During 2003 Nexus — Maxcom Holdings I, LLC acquired an amount of approximately 75% of the old notes, as well as a similar percentage of series N-2 shares, which are now beneficially owned by Nexus — Maxcom Holdings I, LLC. See “Item 5—Operating and Financial Review and Prospects—Debt restructuring and recapitalization.” Additionally, during 2003 Nexus — Maxcom Holdings I, LLC acquired Series B-1 and N-1 shares previously held by Morgan Stanley Asset Management, Caxton International and Credit Suisse First Boston Corporation.

(4)	As part of the agreements made between some of our current officers which also held shares, in February 2005 Rene Sagastuy Ferrándiz, our Chief Executive Officer, Ricardo Arévalo, our Chief Operation and Information Technology Officer and, Rogelio Espinosa Cantellano, head of the Strategic Negotiations Direction exchanged an aggregate amount of 1,469,836 of our series N shares for 1,469,836 of our series N-1 shares.
     In addition, we have options authorized for the purchase of up to 3,024,011 series N and 23,010,943 series N-1 shares. See “Outstanding options and warrants.”
The 2002 and 2004 capital restructurings
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
     Although the Aguirre Gómez family holds 51.00% of the voting stock through the series A and A-1 shares, and has the power to elect the majority of the board of directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under “—Securityholders agreement.” The holders of our series B stock and series B-1 preferred shares voting together have the right to elect four directors of our nine-member board of directors. However, pursuant to the terms of the securityholders agreement, the series B and B-1 director are elected from among nominees proposed by Nexus.

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
     On October 8, 2004, we consummated an exchange offer and consent solicitation. The purpose was to improve our leverage and capital structure, in order to attract additional investments and access multiple opportunities for future growth. The following actions were taken pursuant to the debt restructuring and recapitalization:
•	Holders tendered an aggregate of U.S.$162,505,711 in principal amount of old notes in exchange for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009 (the “new notes”), and (ii) 101,110,338 shares of our Series N-1 Preferred Shares;

•	Maxcom received consents to the amendment of certain restrictive covenants of the indenture governing the old notes representing 92.0% of the total principal amount of outstanding old notes (other than old notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.
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

		Type	Exercise
	Number of	of	price
Name of option holder	options	Share	Per share	Expiration Date
			(US$)
Bachow & Associates, Inc. (strategic assistance services) (1)	442,312	N	3.06	(9)
Amsterdam Pacific LLC	24,426	N	8.70	Not Applicable
1998-2000 Executive Stock Option Plan	575,000	N	8.70 to 12.50	2014
2001-2003 Executive Stock Option Plan (8)	17,998,500	N-1	0.50	2015
UBS Warburg LLC (2)	89,244	N	0.01	2007
Donaldson, Lufkin & Jenrette Securities Corporation (2)	22,312	N	0.01	2007
13 3/4% notes warrantholders (3)	764,938	N	0.01	2007
Adrián Aguirre (4)	3,626,959	N-1	0.49	2012
Signing bonus reserve for new officers	246,215	N-1	0.01	Not Applicable
BAS Capital Funding Corporation (management services) (5)	249,781	N-1	0.01	Not Applicable
BankAmerica Investment Corporation (management services) (6)	27,754	N-1	0.01	Not Applicable
Bachow & Associates, Inc. (management services) (7)	277,535	N-1	0.01	Not Applicable
Directors and committee members compensation	584,199	N-1	0.01	1 year after granting
Total	24,929,175

(1)	We issued options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to our 2002 recapitalization, we issued options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduced the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(2)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our 13 3/4% notes and warrants.

(3)	These warrants were issued as part of the March 2000 offering of our units comprised of our 13 3/4% notes and warrants.

(4)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in “Management—Compensation—Old Executive Stock Option Plan.” Pursuant to our 2002 recapitalization, we issued options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and reduced the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(5)	We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 recapitalization, we issued options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(6)	We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 recapitalization, we issued options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(7)	We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 recapitalization, we issued options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

(8)	The board has authorized that up to three million options to purchase Series N-1 shares be granted to key officers in connection with a change of control as part of the severance package agreements.

(9)	Options expire 2 years after holders have disposed all of their ownership interest.
     Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying security of the options from N to N-1 preferred shares.
     On March 24, 2005 the option of Nissho Iwai American Corporation to subscribe up to 337,472 series N shares at a strike price per share of U.S.$8.70 expired in accordance with the Stock Option Agreement executed by and between Nissho Iwai American Corporation and Maxcom Telecomunicaciones, S.A. de C.V. on March 24, 1998.
     On December, 2005, the option of CT Global Telecommunicacions, Inc to subscribe up to 1,105,779. Series N shares at a strike price per share of U.S.$3.06 expired in accordance with the Operating Agreement between CT Global Telecomminications, Inc., and Maxcom Telecomunicaciones, S.A. de C.V.
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
     The securityholders agreement was again amended and restated in connection with our recapitalization. All of the holders of series A shares, series A-1 preferred shares, series B shares , series B-1 preferred shares, series N stock and series N-1 preferred shares are parties to the securityholders agreement, which sets forth certain corporate governance and the transfer or sale of such securities. The primary purpose of the securityholders agreement is to confirm the rights and obligations under the by-laws of each of the parties to such agreement. Accordingly, with certain limited exceptions, the terms of the new securityholders agreement are substantially the same as the terms of the by-laws as applicable to the holders of series A shares, series A-1 preferred shares, series B shares, series B-1 preferred shares, series N shares and series N-1 preferred shares.
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
     In addition, the new securityholders agreement provides, among other things, approval of key matters (which will require the affirmative vote of both Nexus and the board, including the approval of at least one director designated by Nexus), restrictions on transfers, rights of first offer, participation rights, and rights and obligations with respect to public offerings. For further description of corresponding provisions of the proposed by-laws see “Item 10. Additional Information—B. Memorandum and articles of association.”
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

     During the life of this Agreement, CT Global earned options to purchase our shares as incentive compensation for meeting certain start-up and operational targets. As part of the 2002 recapitalization described in “—A. Major shareholders and share ownership—The capital restructuring,” we authorized the issuance of options in favor of CT Global to purchase up to 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—A. Major shareholders and share ownership—Outstanding options and warrants.”
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
     This agreement expired on April 1, 1999. Bachow received, in addition to other compensation, options to purchase 100,000 series N shares at a strike price of U.S.$8.70 per share. In accordance with the terms of the strategic assistance agreement, Bachow may elect to have the Company finance up to 95% of the exercise price with a seven-year term non-recourse loan that will be secured by the stock. Pursuant to the 2002 recapitalization, we authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.
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
     As part of the 2002 recapitalization described in “—A. Major shareholders and share ownership—The capital restructuring,” we authorized the issuance to the same partners of options to purchase 461,069 series N shares at an exercise price of U.S.$0.01 per share partial anti-dilution protection. See “—A. Major shareholders and share ownership—Outstanding options and warrants.”
Spin-off and sale of subsidiary

On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps.8.4 million of assets, Ps.8.3 million of liabilities and Ps.0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps.218,027 (Ps.214,588) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.
C. Interest of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information
Financial statements
     See Item 18.
Legal proceedings
Significant unpaid receivable
     We have initiated criminal and commercial actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps.6.4 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost reduction measures. See “Item 3. Key Information—D. Risk factors—Factors relating to the Mexican telecommunications industry—Fraud increases our expenses.” Fraud on payment of labor quotas to the Mexican Institute of Social Security (IMSS).
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
B. Significant changes
     Except for the recapitalizations described in “Item 5. Operating and Financial Review and Prospects—Debt restructuring and recapitalization,” no significant change has occurred affecting our results or financial conditions since December 31, 2004.
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
     Maxcom’s corporate purposes are found under Article Two of its by-laws. The duration of Maxcom’s existence under our by-laws is indefinite.
     The following table sets forth our capital structure as of June 28, 2006:

		% of Total
	Number	Capital
Class of Shares	of Shares	Structure
Series A	4,508,644	1.62%
Series A-1 Preferred Shares	6,088,896	2.19%
Series B-1 Preferred Shares	10,181,950	3.67%
Series N	8,861,834	3.72%
Series N-1 Preferred Shares	220,714,874	79.08%
Series N-2 Preferred Shares	26,867,820	9.69%

Total	277,224,018	100.0%

     On April 11, 2002 we obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.
     In connection with our 2002 recapitalization, we issued four new classes of shares: the series A-1, B-1, N-1 and N-2 preferred shares. The series A-1 and B-1 preferred shares have full voting stock and the series N-1 and N-2 preferred shares have limited voting stock. The series N-1 and N-2 preferred shares are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for and held by Mexican and non-Mexican investors. Our series N-2 preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A., also known as Banamex who is also the record holder of the series N-2 preferred shares. The trust is managed by a technical committee, a majority of the members of which are designated by Maxcom. The technical committee has the authority to direct the trustee to, among other things, waive preemptive rights otherwise provided by Mexican law. Each CPO represents one series N-2 preferred shares.
     Under the 2002 recapitalization, we liquidated the existing C/N CPO trust and cancelled the corresponding C/N CPOs. Additionally, the series C shares was converted at an exchange ratio of one-to-one into series N shares. As a result, holders of C/N CPOs have become the direct holders of two shares of series N shares for each C/N CPO.
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
     In connection with our 2004 recapitalization, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders authorized the exchange, subject to the completion of the restructuring, (1) 1,226,373 outstanding shares of our series B shares held by Mexicans for 1,226,373 of our series A shares, (2) 4,333,741 shares of our series N-1 shares for 4,333,741 shares of our series B-1 shares and (3) a maximum of 2,005,843 of our series N shares held by Mexicans for 2,005,843 shares of our series A shares. Our offer to exchange shares of our capital stock described in the previous sentence was made to all holders of our series B, N-1 and N shares. This exchange will allow us to issue additional neutral investment shares when required.
Voting rights
     Under our amended by-laws, the holders of series A shares, series A-1 preferred shares, series B stock and series B-1 preferred shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A shares, series A-1 preferred shares, series B shares and series B-1 preferred shares being entitled to one vote. In addition, under our by-laws, holders of series N shares have no voting rights and holders of series N-1 and N-2 preferred shares have limited voting rights. Currently, there are no series B shares outstanding.
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
     Upon a change in the applicable laws in Mexico permitting a majority of our board of directors to be composed of non-Mexicans, the holders of series N-2 preferred shares, or such other voting preferred stock into which the series N-2 preferred shares is convertible, will be entitled to designate and elect a full member of the board of directors (in lieu of the observer) for so long as series N-2 preferred shares, or such voting preferred stock, represents at least 10% of the total capital stock of the company then outstanding. If the series N-2 preferred shares, or such other voting preferred stock, declines below this threshold, the class will again be permitted to designate an observer.
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
Listing rights
     After a public offering, at the request of any holder of series N-2 preferred shares, or any class into which the series N-2 preferred shares has been converted, Maxcom will, at its expense, use commercially reasonable efforts, to cause the shares into which the series N-2 preferred stock has been converted or is convertible, including any CPOs representing such shares, to be listed on each securities exchange or the NASD automated quotation system, as applicable, on which similar securities of Maxcom, including certificates of participation representing the beneficial ownership of such similar securities are then listed. In connection with any such listing, Maxcom will, if required, also register such securities with the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico.
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
     There are certain exceptions to the transfer restrictions in our bylaws. These exceptions apply to (i) transfers by BAS Capital Funding Corporation or BASCF—Maxcom Holdings I, LLC with respect to any preferred share acquired by them pursuant to our restructuring and private equity investment, (ii) transfers as a result of inheritance, and (iii) transfers among shareholders and their qualified affiliates.
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
Other provisions
Ownership restrictions
     For a description of the limitations on the right to own securities imposed by Mexican law see “Business Overview — Overview of the Mexican Telecommunications Industry — Ownership Restrictions.”

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
Spin-off and sale of subsidiary
     On August 30, 2005, the Company's shareholders' approved a corporate restructuring whereby Ps. 8.4 million of assets, Ps. 8.3 million of liabilities and Ps. 0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
     In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps. 218,027 (Ps. 214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps. 218,027 (Ps. 214,588) in cash with no resulting gain or loss. Ps. 15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.
Indentures
2000 Indenture
     On March 17, 2000, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$300 million 13 3/4% notes. The Indenture restricted Maxcom’s ability to incur indebtedness by requiring that Maxcom meet minimum consolidated leverage and fixed charge coverage ratios. In addition, the Indenture limited our ability to pay dividends, repurchase subordinated debt, redeem our capital stock, dispose of assets and make investments, among other things. All of these restrictions were eliminated as a result of the exchange offer and U.S.$11,590,000 aggregate amount of 13 3/4 % notes under this indenture remains outstanding.
Old Indenture
     On April 29, 2002, Maxcom and its subsidiaries entered into an Indenture with The Bank of New York acting as a Trustee, which governs the terms and conditions of the issuance by Maxcom of U.S.$167,623,590 old notes. This indenture has substantially the same restrictions the 2000 Indenture had before they were eliminated pursuant to the exchange offer. However, as a result of the exchange offer and consent solicitation we consummated in October 8, 2004: (i) the covenants restricting our ability to pledge our assets as security for financings contained in this indenture were amended to allow us to secure up to an additional U.S. $50 million in liens on our assets, (ii) the covenant limiting our restricted payments, permitted investments and affiliate transactions was also amended to allow us to securitize our assets, including our accounts receivable and (iii) the covenant restricting our ability to enter into sale/leaseback transactions was removed.
New Indenture
     On October 8, 2004, Maxcom and its subsidiaries, entered into an Indenture with The Bank of New York, acting as trustee, which governs the terms and conditions of the issuance by Maxcom of U.S. $36,117,789 in principal amount of new notes, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009. The New Indenture restricts our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage rate of 2.00 to 1.00. However, pursuant to certain exemptions, we are still able to incur up to U.S. $100.0 million of indebtedness to finance the cost of acquiring or constructing or installing telecommunication assets, and up to U.S. $20.0 million for working capital purposes, in each case at any one time outstanding.
Warrant agreement
     On March 17, 2000, Maxcom entered into a warrant agreement with The Bank of New York, acting as warrant agent, pursuant to which Maxcom agreed to issue warrants to purchasers of 13 3/4% notes for the purchase of up to 764,938 series N shares, convertible into 382,469 CPOs. The exercise price for each warrant, which entitled the purchaser to receive 2.54979 series N shares, was U.S.$0.01. These warrants were offered as an incentive to the purchasers of the 13 3/4 % notes.
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

Credit facilities
Banco Santander
     In April 2004, we obtained a credit line with Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin for U.S.$1.98 million dollars. The annual interest rate was equal to the Libor Interest Rate plus 1.2 additional percentage points. In August 2004, we obtained additional resources under this line of credit for Ps.55,941,000. The annual interest rate was equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer to as TIIE plus 1.0 additional percentage points. We paid both amounts in October 2005 and the line was extinguished.
     In November 2004, we entered into a credit agreement with Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin for Ps.100,000,000 (approximately U.S.$10 million dollars). Under this credit facility we must make 18 equal monthly installments of principal and interest to extinguish the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer to as TIIE plus 1.2 additional percentage points. This credit was liquidated in advance in November 2005.
IXE Banco
     On April 13, 2005, we entered into a credit agreement with IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero for Ps.100,000,000 (approximately U.S.$10 million dollars). Under this credit facility we must make 24equal monthly installments of principal and interest to extinguish the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 3 additional percentage points. In July 2005, the company paid Ps. 50,000,000 of principal in advance. The remaining installments of principal were reduced in order to maintain the original term of the credit.
     On October 25 ,2005, we entered into credit agreement with IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero for Ps.50,000,000 (approximately U.S.$5 million dollars). Under this credit facility we must make 19 equal monthly installments of principal and interest to extinguish the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 3.0 additional percentage points.
Certificados Bursatiles
     On July 25, 2005, we issued “Certificados Bursátiles” in Bolsa Mexicana de Valores for Ps.150,000,000 (approximately U.S.$14 million dollars). The annual interest rate was equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 2.75 additional percentage points. The term of this issuance is one year; by the end of this term we must pay the principal amount unless the company wants to extend the term for another year and, simultaneously, the holders agree to do this.
Banorte
     On October 21, 2005, we entered into a credit line with Banco Mercantil del Norte, S.A. by Ps.240,000,000 (approximately U.S.$23 million dollars). In the same month, we made a withdrawal of Ps.76,300,000 of this credit line. Under this credit facility we must make 48 equal monthly installments of principal and interest to liquidate the facility. The annual interest rate is equal to the Inter-banking Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), which we refer as TIIE plus 3.0 additional percentage points.
Collection Trust
     The Banorte and Ixe Bank credit lines are secured with our daily collections. These collections are deposited in a collection trust receiving all the proceeds from our daily collections coming from customers paying through bank deposits on accounts specially linked to the collection trust. During the first 15 calendar days of every month a predetermined percentage of the collections is restricted until the monthly installments of the three facilities are completed. This amount is then paid to each of our creditor banks on the specific principal payment date. The remaining funds from collections are transferred to our operating banking accounts.

Hedging agreement
     On June 29, 2005, we executed an exchange rate stability hedging agreement with IXE Banco, S.A. This agreement relates to the payment of long-term dollars commitments agreed in foreign currency that differ from the functional currency of the company. The hedge expires in 2007. This agreement has no additional related costs; the notional amount of the hedge is of $16,709, valuated at a future exchange rate fixed of Ps.11.40 per U.S. dollar.
     The cost of this exchange rate stability hedging agreement has been agreed at a fixed interest rate of 2.9750% per annum, based on 360 days per annum. The interest is paid on a monthly basis.
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
United States Federal Income Tax Considerations
General
     The following is a general discussion of certain material U.S. federal income tax considerations of beneficial ownership of (1) the old notes and CPOs received in the exchange consummated on April 29, 2002, (2) the 13 3/4% notes for holders who did not participate in the April 29, 2002 exchange, and (3) the new notes received in the October 2004 exchange (the new notes collectively with the old notes and the 13 3/4%, the “Notes”). In general, the federal income tax consequences of ownership of the Notes are identical, except where discussed below. This summary is relevant to you only if you are a U.S. holder holding your Notes and/or your CPOs (for holders of old notes received in the 2002 exchange) as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, you will be a U.S. holder if you are:
•	An individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
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
     The summary does not include any discussion of federal non-income tax law or the tax laws of any state, locality or non-U.S. government that may be applicable to you. You should note that no rulings have been or will be sought from the United States Internal Revenue Service (or the IRS) with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. You should consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of the Notes or CPOs arising under the laws of any other taxing jurisdiction.

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
     In general, original issue discount on a note is equal to the amount by which the “stated redemption price at maturity” of a note exceeds its “issue price” if this excess is more than a de minimis amount (generally, the product of 0.25% of the stated redemption price at maturity and the number of full years to maturity on the instrument). A note’s stated redemption price at maturity equals the total amount of all principal and interest payments to be made on the note, other than “qualified stated interest.” Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note.
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

     In the event neither the old notes nor the new notes were treated as traded on an established securities market, the issue price of a new note would equal its stated principal amount, only if the implicit interest rate was equal to or greater than the “applicable federal rate,” or AFR, for the month in which the new notes were issued. If the implicit interest rate was less than the AFR, the issue price of a new note would be equal to its imputed principal amount, which generally is the sum of all payments due under the new note (including qualified stated interest) discounted from the date of payment to the issue date of the new notes at the AFR.
     The old notes. The interest payments with respect to the old notes do not constitute qualified stated interest because such payments are not made at least annually.
     The determination of the issue price of the old notes will depend on whether the old notes or the 13 3/4% notes were “publicly traded” as of the date of the 2002 exchange, and if not publicly traded, whether the implicit interest rate of the old notes is at least equal to or above the applicable federal rate, or AFR. If on the date of the 2002 exchange, the old notes were “traded on an established securities market” within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the exchange offer is consummated, then the issue price of such notes would equal the fair market value established by such trading. If the old notes were not so traded, but the 13 3/4% notes were so traded, then the issue price of the old notes would equal the fair market value, established by such trading, of the 13 3/4% notes. Under these rules, if either of the Notes were publicly traded, the old notes will be treated as containing original issue discount if the stated redemption price at maturity of the old notes exceeded the issue price (i.e., the fair market value of the old notes) by more than the de minimis amount.
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
     In the event that neither the old notes nor the 13 3/4% notes were traded on an established securities market, the issue price of the old notes would equal their stated principal amount if the implicit interest rate on the old notes was equal to or greater than the AFR for the month in which the old notes were issued. If the implicit interest rate was less than the AFR, then the issue price of a old note would be equal to its imputed principal amount, which generally is the sum of all payments due under the old note (including qualified stated interest) discounted from the date of payment to the issue date of the old notes at the AFR.
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
     Generally, upon election, you may use the constant yield to maturity method applicable to original issue discount to determine the timing of inclusion of all qualified stated interest (if any) and original issue discount on the old notes, subject to certain limitations. Such an election will apply to all debt instruments identified in the election and may not be revoked without the consent of the IRS.
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
     General. You generally may elect to amortize the premium, if any, on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the Notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the Notes to the extent that any amortizable bond premium is applied to offset your interest income on the Notes. If you do not make this election, the premium on your Note, will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Note.
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
     The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the old notes and CPOs for the 13 3/4% notes (assuming: (a) such exchange is treated as a recapitalization, (b) the 13 3/4% notes are market discount bonds, and (c) the 13 3/4% notes are treated as securities for U.S. federal income tax purposes), would carry over to the nonrecognition property received on the exchange. If such regulations were promulgated and were applicable to the 2002 exchange, any accrued market discount with respect to the 13 3/4% notes that was not treated as ordinary income on the exchange would carry over to the old notes and CPOs received in the exchange. On disposition of any such old notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the old notes, you had previously elected to include market discount in income as it accrues, in which case the amount taxable as ordinary income on disposition would be reduced by the amount of market discount previously included in income). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.
     Sale, exchange or retirement of a Note. General. Upon the sale, exchange or retirement of a Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the Note, determined under the rules discussed in the following paragraphs. Such capital gain or loss recognized on the sale, exchange or retirement of the Note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 15% (through December 31, 2010) if you held the Note for more than one year before sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the Notes generally will be treated as U.S. source gain or loss.

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

     Foreign tax credit. Interest, original issue discount and additional amounts. Qualified stated interest, original issue discount and additional amounts (if any) paid on the Notes will constitute income from sources outside the United States, and, with certain exceptions, generally will be grouped together with other items of passive income, for purposes of computing the foreign tax credit allowable to you. The availability of a foreign tax credit is subject to certain conditions and limitation, and the rules governing the foreign tax credit are complex. In addition, note that certain aspects of the foreign tax rules applicable to taxable years beginning after December 31, 2006 differ meaningfully from those rules applicable to prior taxable years. U.S. holders should consult their own tax advisors regarding rules governing the foreign tax credit.
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
Certain U.S. federal income tax consequences of holding and disposing of the CPOs
     Distributions. In general, a holder of CPOs will be treated as the beneficial owner of the series N-2 preferred stock represented by the CPOs. Subject to the “passive foreign investment company” rules discussed below, generally, distributions of cash or property with respect to your CPOs (including the amount of any Mexican taxes withheld on any such distribution) will constitute ordinary dividend income to the extent of our company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in your income on the day on which the dividends are received by the CPO trustee, and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce your tax basis in such CPOs. To the extent such distributions exceed your tax basis in your CPOs, such excess will constitute capital gain and will generally be treated as described below under “Sale, redemption or other taxable disposition of the CPOs.” Dividends on the CPOs will not be eligible for the dividends received deduction allowed to U.S. corporations.
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

     The Jobs Growth Tax Relief Reconciliation Act of 2003, as amended since its enactment, generally lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2010. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program, and such corporation is eligible for benefits of such income tax treatment. The Secretary of the Treasury has indicated that the income tax treaty between the United States and Mexico (see “—Mexican Taxation—United States/Mexico and other tax treaties”) would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the CPOs will not be treated as readily tradable on an established securities market in the United States. You are urged to consult your tax advisor regarding this legislative change. A qualified foreign corporation, however, does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company”, as discussed below.
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
     Capital gain recognized by you generally will be long-term capital gain and subject to a maximum federal income tax rate of 15% (through December 31, 2010) if you held CPOs for more than one year before the sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of your CPOs generally will be treated as U.S. source gain or loss.
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
     The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. Based on the source of our income and the value of our non-passive assets as compared to our passive assets, in 2005 we believe we were not a PFIC for U.S. federal income tax purposes and we do not expect to be a PFIC in future taxable years. However, as noted above, the determination of PFIC status is a factual determination that must be made annually and our current belief that we were not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and intend to notify you within 75 days of the end of any year in which we become a PFIC.
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
     Controlled foreign corporation considerations. If more than 50% of the voting power of all classes of our capital stock or the total value of our capital stock is owned, directly or indirectly, by “U.S. shareholders,” we may be treated as a controlled foreign corporation, or a CFC, under Subpart F of the Code. U.S. shareholders are defined as citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our capital stock. The United States generally taxes a U.S. shareholder of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such U.S. shareholder is generally treated as having received a current distribution out of the CFC’s Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property (however, the 15% tax rate applicable to dividends received from certain foreign corporations does not apply to amounts included in a U.S. shareholder’s income under the controlled foreign corporation rules). . In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a U.S. shareholder of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC.
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
     The Mexican Congress has passed and approved a reform on the Federal Tax Code (although it has not yet been enacted) by which certain provisions applicable to define the tax residence of individuals or entities in Mexico is amended. This amendment provides that individuals who change their residence to another country which is considered as a tax haven or a country with a preferred tax regime, will still be considered as Mexican tax residents for the year in which the tax residence is changed and the following three years. Furthermore, companies and other legal entities would now only be deemed as Mexican tax residents when they have established the principal management of their business or the base of effective management in Mexico, eliminating any reference to the incorporation under Mexican laws.
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
then, the withholding tax rate will be 29%. For 2007 and on, and the tax rate will be 28%.
     Pursuant to Rule 3.23.8 (the “Reduced Rate Rule”) issued by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) on April 28, 2006 payments of interest with respect to the notes made by us to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:
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
     However, during the fiscal year 2006, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the notes at the Reduced Rate.
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
     Gain on dispositions. Gains resulting from the sale or other dispositions of the notes and by a Foreign Holder will not be deemed as an income arising from Mexican source, and therefore will not be subject to Mexican income tax, to the extent the acquirer is a non Mexican tax resident.
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
     The Mexican income tax effect for the disposition or exchange of the CPOs by a Mexican resident holder, may vary depending on the conditions of the acquisitions, disposition or exchange of the CPOs, as well as on the characteristics of the holders. Therefore, such holders should seek advice from Mexican tax counsel to determine the effects on a case by case basis.
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
PART II
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
     The 13 3/4% notes, the old notes, the new notes, the credit Facilities executed with local banks, the short term financing commercial paper or “certificados Bursatiles” issued in the Bolsa Mexicana de Valores and our vendor financing constituted substantially all of our indebtedness as of December 31, 2005. For a more detailed description of the Banco Santander’s working capital credit facilities and line of credit, see “Item 5. Operating Review and Financial Prospects — B. Liquidity and Capital Resources — Financing sources and liquidity”. At December 31, 2005, we had variable interest note debt outstanding of Ps. 229.1 million and exposure to risk due to fluctuation of interest rates.
Foreign exchange risk
     Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2005, were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not enter into hedging transactions with respect to these foreign currency risks, but continue to consider the appropriateness of this option.

     The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2005, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.4.8 million over a one-year period.
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
      (b)     There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16.
A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Adrián Aguirre Gómez is an audit committee financial expert as defined under appropriate Securities and Exchange Commission guidelines. Mr. Aguirre is also Series A and A-1 Director and Chairman of the Board.
B. CODE OF ETHICS
     On March, 2006 we adopted a new code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other corporate and divisional employees. Our board of directors has not yet made a determination whether further modification of our code of ethics will be required to comply with Securities and Exchange Commission requirements.
     We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of Maxcom’s code of ethics. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director, Investor Relations. Telephone request may be directed to 011-52-55-5147-1125.
C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     PricewaterhouseCoopers, S.C. served as our auditors for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The following table sets forth the fees paid to Pricewaterhouse Coopers, S.C for the financial years ended December 31, 2005 and 2004.

	Year ended December 31
	2005		2004
	(in millions)
Audit Fees(1)	Ps.	2.7	Ps.	2.6
Taxes Fees and Other Statutory Audit requirements fees(2)		0.7		0.7

Total revenues	Ps.	3.4.	Ps.	3.3.

(1)	Audit Fees includes fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory quarterly and annual reporting audit requirements.

(2)	Taxes Fees and Other Statutory Audit requirements fees includes fees associated with Mexican statutory audit requirements for tax and other purposes. Taxes Fees and Other Statutory Audit requirements fees also includes fees incurred for assistance with tax planning and compliance matters.
     We have introduced procedures for the review and pre-approval of any services performed by PWC. The procedures require that all proposed engagements of Pricewaterhouse Coopers, S.C. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     Not Applicable
E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
During the fiscal year ended December 31, 2005 there have been no purchases made by or on behalf of the issuer or any “affiliated purchaser”, as defined in § 240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities registered by the issuer pursuant to section 12 of the Exchange Act.

     PART IV
ITEM 17. FINANCIAL STATEMENTS
     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S.A. de C.V. and subsidiaries
We have audited the consolidated balance sheets of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated income statements, the statements of changes in shareholders’ equity, and the statements of changes in the financial position for the three years ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for each of the three years ended December 31, 2005 and the determination of consolidated stockholders’s equity at December 31, 2005 and 2004 to the extent summarized in Note 21 to the consolidated financial statements.
Mexico City, March 17, 2006, except for Note 21 for which the date is June 30, 2006.

PricewaterhouseCoopers, S. C.
Humberto Pacheco Soria
Auditing Partner

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 3 and 4)
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2005, and in thousands of US Dollars (“$”)

	2004		2005		2005
					(Unaudited)
					(Note 3)
ASSETS

Current assets:
Cash and Temporary Investments	Ps.	62,189	Ps.	223,423	$20,859
Restricted cash		5,740		—	—

		67,929		223,423	20,859

Accounts receivable:
Clients, net of estimate for doubtful accounts of Ps.86,237 and Ps.65,200 in 2005 and 2004, respectively		120,718		172,139	16,071
Value-added tax refundable		2,684		22,754	2,124
Other accounts receivable		30,523		21,515	2,009

		153,925		216,408	20,204

Inventory, net of reserves for slow moving supply of Ps. 312 and Ps. 353 in 2005 and 2004, respectively		11,688		15,403	1,438
Prepaid expenses — Net		65,996		76,784	7,169

Total current assets		299,538		532,018	49,670

Restricted long term cash (Note 9)		13,105		7,672	716

Frequency rights — Net (Note 5)		97,419		86,102	8,039
Preoperating expenses — Net		158,607		122,305	11,419
Intangible assets — Net (Note 8)		378,330		303,527	28,338
Telephone network systems and equipment — Net (Note 7)		1,783,834		2,082,795	194,456

Other assets:
Labor obligations upon retirement (Note 12)				14,798	1,382
Guaranty deposits		16,684		4,597	429
Other assets		4,928		5,904	551

Total assets	Ps.	2,752,445	Ps.	3,159,718	$295,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans portion (Note 9)	Ps.	150,443	Ps.	66,648	$6,222
Suppliers and other accounts payable		222,757		251,463	23,477
Clients’ deposits		2,677		3,999	373
Commercial paper (Note 10)				151,500	14,144
Other taxes payable		28,839		18,707	1,747

Total current liabilities		404,716		492,317	45,963

Long-term liabilities:
Notes payable — Net (Note 11)		622,012		576,908	53,862
Bank loans (Note 9)		28,711		79,072	7,382
Notes payable		31,652		140,454	13,113
Other accounts payable		28,194		25,620	2,392
Deferred income tax (Note 15)		—		25,971	2,425
Labor obligations upon retirement (Note 12)		—		16,693	1,559
Derivative financial instruments (Notes 4r. and 19)		—		18,837	1,759

Total long-term liabilities		710,569		883,555	82,492

Total liabilities		1,115,285		1,375,872	128,455

Shareholders’ equity (Notes 13 and 18):
Capital stock		2,500,957		2,744,607	256,244
Additional paid-in capital		895,494		219,622	20,505
Net loss for the year		(1,759,291)		(1,180,383)	(110,204)

Total shareholders’ equity		1,637,160		1,783,846	166,545

Commitments and contingencies (Note 16)

Total liabilities and shareholders’ equity	Ps.	2,752,445	Ps.	3,159,718	$295,000

The twenty one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2005, and in thousands of US Dollars (“$”)

	2003		2004		2005		2005
							(Unaudited)
							(Note 3)
Net revenues (Note 17)	Ps.	832,212	Ps.	897,149	Ps.	1,150,472	$107,410

Operating costs and expenses
Network operating costs		298,986		316,606		383,765	35,829
Selling, general and administrative expenses		419,018		386,871		468,270	43,719
Depreciation and amortization		365,411		346,045		281,636	26,294

Total operating costs and expenses		(1,083,415)		(1,049,522)		(1,133,671)	(105,842)

Operating profit (loss)		(251,203)		(152,373)		16,801	1,568

Integral cost (income) of financing:
Interest expense — Net		28,310		38,733		97,123	9,068
Exchange gain (loss) — Net		188,186		1,451		(19,973)	(1,867)
Gain on monetary position		(82,781)		(89,041)		(22,090)	(2,062)

		133,715		(48,857)		55,060	5,139

Other income (expense) — Net		(164)		(818)		8,991	839

Loss before special entry		(385,082)		(104,334)		(29,268)	(2,732)

Special item (Note 2)		—		—		(15,365	(1,435)

Loss before provisions for taxes		(385,082)		(104,334)		(44,633)	(4,167)

Tax provisions for: (Note 15)
Asset tax		13,375		27,835		—	—
Deferred income tax		563		651		25,971	2,484
Current income tax		—		—		635	—
Employees’ profit-sharing		95		483		—	—

		14,033		28,969		26,606	2,484

Net loss for the year	(Ps.	399,115)	(Ps.	133,303)	(Ps.	71,239)	($6,651)

The twenty-one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2005, 2004 AND 2003
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2005, and in thousands of US Dollars (“$”)

			Additional				Total
	Capital		Paid-in		Accumulated		shareholders’
	stock		Capital		deficit		equity
Balances at December the 31, 2003	Ps.	1,905,012	Ps.	1,595	(Ps.	1,625,988)	Ps.	280,619

Increase in capital stock arising from debt restructuring (Note 13)		595,945		893,899		—		1,489,844

Net integral loss for the year		—		—		(133,303)		(133,303)

Balances at December 31, 2004		2,500,957		895,494		(1,759,291)		1,637,160

Spin-off effect (Notes 2 and 13)		(650,249)				650,147		(102)

Capitalization of premium on shares subscription		893,899		(893,899)		—		—

Capitalization of liabilities (Note 13)		—		218,027		—		218,027

Net loss for the year		—		—		(71,239)		(71,239)

Balances at December 31, 2005	Ps.	2,744,607	Ps.	219,622	(Ps.	1,180,383)	Ps.	1,783,846

U.S. Dollars (Unaudited) (Note 3)		$256,244		$20,505		($110,204)		$166,545

The twenty-one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN THE CONSOLIDATED FINANCIAL POSITION
FOR THE YEARS ENDED ON DECEMBER 31, 2005, 2004 AND 2003
Thousands of Mexican Pesos (“Ps.”) of purchasing power
as of December the 31st of 2005, and in thousands of US Dollars (“$”)

	2003		2004		2005		2005
							(Unaudited)
							(Note 3)
Operating activities:

Net loss	(Ps.	399,115)	(Ps.	133,303)	(Ps.	71,239)	($6,651)
Charges to income not affecting resources:
Depreciation and amortization		365,411		346,045		281,636	26,296
Labor obligations upon retirement		—		—		1,895	177
Deferred income tax		—		—		25,971	2,425

(Increase) decrease in:
Accounts receivable — Net		(9,051)		(16,498)		(62,483)	(5,834)
Inventory — Net		1,576		8,368		(3,715)	(347)
Prepaid expenses — Net		(15,716)		(10,030)		(10,788)	(1,007)
Restricted cash, liabilities and others — Net		5,683		82,133		137,297	12,818

Resources arising from (used in) the following operating activities		(51,212)		276,715		298,574	27,877

Financing activities:
Increase in capital stock		—		595,945		—	—
Contributions for future capital increases		1,122		893,898		—	—
Spin-off effect		—		—		(102)	(10)
Capitalization of liabilities		—		—		218,027	20,356
Derivative financial instruments		—		—		18,837	1,759
Benefits of loans and bond payable		100,930		(1,390,376)		72,962	6,812

Resources derived from financing activities		102,052		99,467		309,724	28,917

Investment activities:
Investment in telephone network systems and equipment, net of dispositions		(118,784)		(335,008)		(440,526)	(41,130)
Intangible assets		(17,184)		(33,348)		(17,649)	(1,648)
Other assets		(299)		8,997		11,111	1,037

Resources used in investment activities		(136,267)		(359,359)		(447,064)	(41,741)

Cash and cash equivalents:
Increase (decrease) in cash and temporary investments		(85,427)		16,823		161,234	15,053
Cash and cash equivalents at beginning of year		130,793		45,366		62,189	5,806

Cash and cash equivalents at end of year	Ps.	45,366	Ps.	62,189	Ps.	223,423	$20,859

The twenty-one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003
(Figures in thousands of Mexican Pesos (“Ps.”) of purchasing power as of December 31, 2005, and in thousands of U.S. Dollars (“$”), except for exchange rates, stock values, options and warrants)
NOTE 1 — INCORPORATION AND BUSINESS:
Maxcom Telecomunicaciones, S. A. de C. V. (“Maxcom” or the “Company”), is a Mexican company incorporated on February the 28th of 1996. Its main corporate purpose is the construction and operation of a telephone network, for the provision of local, national and international long-distance services, data transfer services, virtual private network services and other value-added services, within Mexico.
The Company started its commercial operations in May 1999.
On February 3, 1997, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession. This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. The concession grants the Company the right to provide the services granted in the concession in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 16d.
On October 3,1997, the Mexican Federal Government granted the Company ten concession rights (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nation wide point-to-point and three are regional point-to-multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 5. In accordance with the terms of these frequency rights, the Company must provide to the “SCT” a guarantee on its operations. This guarantee must be renewed every year, see Note 16e.

On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “agreement”) with Teléfonos de México, S. A. de C. V. (“Telmex”), whereby Maxcom agrees to render Telmex interconnection services to finish Telmex’s long-distance traffic in Maxcom’s local network.
Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long-distance traffic towards Telmex’s local network.
The Company has negotiated the signing of various amending agreements to the contract with Telmex, to extend the original term of that contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause of “continuous application”. This clause sets forth that upon termination of the first period, the original terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks.
In addition, this contract was amended on March 23, 1999, in order to apply a compensation agreement between the parties relating to the reciprocal debts in local interconnection traffic.
During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers, as well as mobile phone companies.
The Federal Telecommunications Commission during its session on November the 28, 2000, issued a resolution authorizing Maxcom to operate the station located in Magdalena No. 211, Mexico City, Federal District, as an international port.
In August of 2002, the Company bought an optical fiber system with a longitude of 2,011 kms, which allows it to operate a network that carries traffic from Mexico City to the Nuevo Laredo, Texas, border crossing.
NOTE 2 — SPIN-OFF AND SALE OF SUBSIDIARY:
On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps.8,393 of assets, Ps.8,291 of liabilities and Ps.102 of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
In a subsequent transaction, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps.218,027 (Ps.214,588) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

NOTE 3 — BASIS OF PRESENTATION:
a. Consolidation -
The consolidated financial statements include the accounts of Maxcom and its subsidiaries:

Subsidiary company	Interest %	Line of Business
Corporativo en Telecomunicaciones, S. A. de C. V.	100%	Technical personnel services
Maxcom Servicios Administrativos, S. A. de C. V.	100%	Administrative personnel services
Maxcom SF, S. A. de C. V.	100%	Rendering of financial services
Outsourcing Operadora de Personal, S. A. de C. V.	100%	Operating personnel services
Maxcom T. V., S. A. de C. V. (1)	100%	Cable television services
Maxcom USA, Inc. (1)	100%	International telecommunication Services

(1)	Maxcom T.V. and Maxcom USA are still in the preoperating stage.
All significant balances and transactions between consolidated companies are eliminated in the consolidation process.

b. Convenience translation —
U.S. dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader, and were translated at the exchange rate as of December 31, 2004. This rate equals Ps.10.71 per U.S.$1.00, as published in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Bank of Mexico. Such translation should not be considered as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.
NOTE 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The significant accounting policies used by the Company in the preparation of its consolidated financial statements, including the items, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:
a.	The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”) issued by the Accounting Standards Board (“ASB”) of the Mexican Institute of Public Accountants (“MIPA”), and are expressed in pesos of purchasing power for the last fiscal year reported.

b.	Recognition of the effects of inflation -

The financial statements of the Company have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” (Integrated Document), which provides the basis for the recognition of the effects of inflation.
i.	The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2005), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. The financial statements have been restated to Mexican pesos as of December the 31, 2005 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2005, 2004 and 2003 was 1.0333, 1.0519 and 1.0397 respectively. Therefore, these amounts differ from those previously reported.

ii.	Capital stock, premium on shares subscription and accumulated deficit represents the value of these items stated in purchasing power at the end of the last fiscal year. These values are determined by applying the restatement factors derived from the NCPI.

iii.	Comprehensive income (loss) is represented by the net income (loss), plus those entries required by specific accounting standards to be reflected in shareholders’ equity but which do not constitute capital contributions, reductions or distributions, and it is restated on the basis of NCPI factors.

iv.	The gain on monetary position represents the effect of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent fiscal year.

v.	Integral cost of financing consists of interest income and expenses, net exchange gains or losses, and the gain or loss on the net monetary position. The integral cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.
c.	Cash and temporary investments -

Temporary investments include highly liquid investments, valued to market value. The company considers highly liquid investments with maturities of three months or less from date of purchase to be cash equivalents.

d.	Inventories -

Inventory consists of materials used to install telephone lines. It is initially recorded at average cost and subsequently restated based on factors derived from the NCPI. Amounts determined do not exceed fair value.

e.	Telephone network systems and equipment -

Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since their acquisition date.

Telecommunication equipment held for sale is valued at the lower of acquisition cost or net realization value, where the acquisition cost is determined based on the method last in first out (“LIFO”).

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.47,250, Ps.44,662 and Ps.37,990 (including Ps.377, Ps.288 and Ps. 29 of integral cost of financing) in 2005, 2004 and 2003, respectively.

The Company opted to capitalize the integral cost of financing attributable to assets under construction. Capitalized integral financing includes interest expenses, gains from monetary position, and foreign exchange losses, and are determined by reference to the Company’s average interest cost on borrowings.

When the installation cost is not invoiced to the client, such cost is capitalized and amortized during the estimated useful life of the line contracted by the client.

Depreciation is calculated by the straight-line method over the restated cost, based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

The Company requested a technical study from an expert appraiser on the remnant useful lives of its fixed assets, taking into consideration their operating and use conditions as of December 31, 2005. As a result thereof, useful lives were increased, as indicated in Note 7, with the effects described therein.

Maintenance and repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in results of operations.

f.	Concessions -

On February 3, 1997, the “SCT” awarded the Company a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 1999, 2001, and 2004, and currently permits the Company to render basic telephony services with national coverage, long-distance services, data transfer services, and other value added services, see Note 16d.

In accordance with Statement C-8 “Intangible Assets” of GAAP, this concession was not accounted for financial reporting purposes and it is only disclosed through one note to these financial statements.

g.	Frequency rights -

Frequency rights are recorded at acquisition cost and restated by applying factors derived from the NCPI since the acquisition date. Amortization is calculated by the straight-line method over the term of 20 years, which is the term of the frequency rights, see Note 5.

h.	Preoperating expenses -

All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis for a term of ten years. The amortization period begins when the corresponding project commences its operations.

For the years ended on December 31,2005, 2004 and 2003, the Company recorded amortization expenses in the amounts of Ps.36,302, Ps.36,616 and Ps.36,088, respectively. The accumulated amortization was Ps.240,717 and Ps.204,415 as of December the 31, 2005 and 2004, respectively.

i.	Intangibles -

Intangible assets are recognized in the balance sheet as long as they are identifiable, they provide future economic benefits, and the Company has control over such benefits. Intangible assets with a definite useful life are amortized systematically based on the best estimation of its useful life, as determined in accordance with the expected future economic benefits.

Purchased software and certain activities of developing internal-use software are capitalized and amortized over its expected useful lives. Other activities, such as training, maintenance and re-engineering are recognized in the results of the period, as incurred.

Debt issuance costs are amortized on a straight-line basis over the term of the related debt.

j.	Long-lived assets -

Long-lived assets, tangible and intangible, are subject to an annual study to determine its value in use and to define whether impairment exists or not. At December 2005 and 2004, the Company’s management carried out studies to determine the value in use of its long-lived assets and identified its national telephony concession as its predominant asset, even though it represents a non-amortizable intangible asset with a definite life. To this effect, the Company deemed the date when this concession expires, February 2027, as the terminating date for its financial projections. As result of such evaluations, it was determined that no impairment exists as of December 31, 2005 and 2004.

k.	Liabilities and provisions -

The Company’s liabilities and provisions recognized in the balance sheet represent current obligations which probably will require the disbursement of economic resources. These provisions have been recorded at the best reasonable estimate to pay the current obligation; however, actual results could differ from recognized provisions.

l.	Transactions in foreign currencies -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the date of the transaction. Assets and liabilities nominated in such currencies are valuated at the exchange rate in force at the close of the period. The exchange profit or loss is recognized as part of the integral financing cost.

m.	Income tax (“ISR”) -

The Company has incurred tax losses since inception and accordingly has not provided for income taxes.

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences determined between the book and tax values of assets and liabilities, see Note 15.

n.	Labor obligations upon retirement -

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, are recorded as cost in the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method, see Note 12a.

As of January 1, 2005, the Company adopted the amendments to Statement D-3 “Labor Obligations” which incorporates rules to valuate, present and record the recognition of compensation obligations at the end of the labor relationship due to events other than restructuring. These effects are recognized through actuarial studies carried out by independent experts using the projected unit credit method. The net cost of the period for this item amounted to Ps.4,238, recognized in the profit and loss for the year. As of December 31, 2005, the initial adoption of such adaptations generated liabilities of Ps.15,474 and transition assets of Ps.14,798, which will be amortized over a term of 22 and 24 years. These terms represent the terms of the average remnant labor life of the workers for the recognition of prior services for compensations at the end of the labor relationship, see Note 12b.

The Company has no other benefits or pension plans for its employees after retirement, or at the end of the labor relationship.

o.	Financial instruments -

The Company’s financial instruments consist principally of cash and temporary investments, restricted cash, accounts receivable, accounts payable and notes payable. The profit and loss related to components of financial instruments classified as liabilities are recorded in the integral financing cost. The book values of these financial instruments, except for bonds, are close to its fair value.

p.	Stock-option compensations -
As of December 31, 2005, 2004 and 2003, the Company has different plans to grant stock options to members of the board of directors, officers and employees of the company, as described in Note 18.
At the end of 2004, the International Accounting Standard Board issued “International Financial Reporting Standard (IFRS) No. 2” “Share-based Payments” (IFRS-2), with mandatory application effective for fiscal years beginning on January 1, 2005. The IFRS-2 is applied in a supplementary manner in Mexico, as per Statement A-8 “Supplemental application of international accounting standards”.
This standard sets forth that the valuation of the expense for the stock option plan granted to employees must be estimated, inter alia, by applying the fair value method. The total amount of the expense estimated under this method is amortized throughout the period granted. It is estimated at the date when each plan is established, but excludes the effect of any circumstance unrelated to the performance of the market.
Any granting conditions unrelated to the market are included in the presumptions over the number of shares expected to become capable of being exercised or by the number of shares that employees will receive. This estimate is reviewed each year, and the differences are charged or credited to the income statement, with the pertinent capital adjustment. For the years ended on December 31, 2005, 2004 and 2003, there were not differences to be adjusted.
Stock options exercised, net of any other cost or expense attributable to transactions, are credited to the capital stock at par value and at a stock subscription premium upon being exercised. On the contrary, options exercised through the payment in cash are recognized as liabilities, immediately callable in favor of employees.

The fair value of the options is estimated on the date it is granted using the Black & Scholes option valuation model with the following weighted-average assumptions used for stock options granted during the years ended on December 31, 2004, 2003 and 2002 respectively. The following assumptions were used.

	2003	2004	2005
Expected yield	—	—	—
Expected stock price volatility	50.00%	52.03%	55.00%
Risk-free interest rate	2.74%	2.76%	4.35%
Expected life of options	10	10	10
q.	Derivative financial instruments -

The Company applied the provisions of Statement C-10, “Derivative Financial Instruments and Coverage Hedging” of GAAP, which, besides requiring detail recording, valuation and disclosure of all derivative financial instruments, requires that the effectiveness of cash flow hedges be measured. The effective portion of the gains or losses on hedging instruments must be recognized within comprehensive income. The adoption of this statement gave rise to a charge in the profit and loss of the Company as of December 31, 2005 of Ps.18,774 due to the recognition of the initial effect of the ineffectiveness of cash flow hedges. This effect was determined by the fair value of the hedge, see Note 19.

r.	Revenue recognition -

The Company recognizes revenues from telephone services provided to its clients, the sale of telephone equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.

Revenues from services provided to clients, including installation and maintenance, are recognized in the month the service is rendered.

Revenues from the sale of telephone equipment to clients are recognized at the time of the sale and/or delivery and installation of such equipment.

Revenue from interconnection services is recognized on an accrual basis. The Company entered into local interconnection contracts with various telephone companies under the “bill and keep” compensatory agreement. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed a determined percentage, there will be no payment of an interconnection rate charge to the user for the interconnection services. However, if the imbalance exceeds that percentage in a determined month, the net user will be subject to a per minute charge. The percentage of imbalance was 70% for the period to December 31, 2002; 30% for January 1, 2003 to October 31, 2004; 18% for December 1 to 31, 2004; and 15% as of January 30, 2005. In the event that the Company fails to maintain a significant percentage of residential users, the compensatory agreement will be terminated and asymmetric interconnection rates could be applied.

The Company also has interconnection contracts for long-distance mobile services with other telephony companies. However, they do not include the feature of the “bill and keep” compensatory agreement.

During 2004, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. Revenues from lease of capacity are recorded in deferred revenue when billed and then recognized ratably into revenue over the term of the contract.

During 2005, the Company entered into alliances with two companies that render cable television and Internet services (“CATV”) in order to also render telephony services using CATV infrastructure. The Company issues a monthly invoice to the final client and records the three services (voice, data and video) as revenue. Likewise, the Company receives from CATV companies an invoice for television and Internet services (for the pertinent month), which is recorded as a decrease to revenue of the Company so that only revenue for voices services is recognized.

Advance payments from clients are classified as current liabilities until reimbursed. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates a reserve in the amount of 90% of accounts receivable balance due over 90 but less than 119 days, and of 100% of accounts receivable due over 120 days, except when there is a negotiated agreement with a client. In such cases, a reserve is created in the amount of 30% once accounts receivable balance is 90 days past due.

s.	Information by segments -

The Statement B-5 “Financial Information by Segments” of GAAP requires the Company to review its internal organizational structure and internal reporting system for purposes of identifying segments. For the years presented, the Company has operated only one segment of business. The revenue by geographical location included in Note 17 complies with a specific disclosure required by the SCT in the Company’s concession title.

t.	New accounting standards -

On June 1, 2004, the Mexican Board for Investigation and Development of Financial Information Standards (“CINIF”) assumed the responsibility over the accounting standards in Mexico. As part of this responsibility and after an examination process carried out during the years of 2004 and 2005, the “CINIF” issued different Financial Reporting Standards (FRS) that come into effect as of January of 2006.

The purpose of these standards is to achieve harmonization between local standards used by the different sectors of the economy and to be consistent, to the greatest extent possible, with the International Financial Reporting Standards (IFRS).

The structure of the FRS, to be compulsorily observed as of January 1, 2006, is as follows:

— The FRS and its interpretations issued by the “CINIF”.
— Statements issued by the ASB of the MIPA not amended, superseded or repealed by the new FRS.
— The IFRS that apply in a supplementary manner.

ASB’s bulletins will continue to remain as recommendations, and will form part of the FRS as long as they do not cease to operate; this is, until they are repealed or no longer apply as a result of amendment by any FRS.

The FRS issued, which adoption is not deemed to have a significant impact on the financial information, are listed hereinbelow:

FIN A-1 “Structure of Financial Information Standards”.
FRS A-2 “Basic principles”.
FRS A-3 “Needs of users and purpose of financial statements”.
FRS A-4 “Qualitative characteristics of financial statements”.
FRS A-5 “Basic elements of financial statements”.
FRS A-6 “Recognition and valuation”.
FRS A-7 “Presentation and disclosure”.
FRS A-8 “Supplementation”.
FRS B-1 “Accounting changes and correction of errors”.
Management estimates that the adoption of the above-mentioned standards will have no significant effect on the Company’s financial position and results of operation.
NOTE 5 — FREQUENCY RIGHTS:
As of December 31, the frequency rights are analyzed as follows:

	2004		2005
Frequency rights	Ps.	144,507	Ps.	144,507
Less — Accumulated amortization		(47,088)		(58,405)

	Ps.	97,419	Ps.	86,102

For the years ended December 31, 2005, 2004 and 2003, the Company recorded amortization expenses in amounts of Ps.11,317, Ps.7,225 and Ps.13,381, respectively.

NOTE 6 — RELATED PARTIES:
For the years ended on December 31, related party transactions are analyzed as follows:

	2003		2004		2005
Commissions and administrative services paid to:
Comercializadora Road el Camino, S. A, de C. V. (1)	Ps.	48	Ps.	39	Ps.	1,427
Expenses associated to Bank of America, Co. (2)		212		414		488
Advertising services provided by Difusión Panorámica, S. A. de C. V. (3)		—		91		34
Offices and site lease (4)		262		273		—
Commissions paid to Francisco Adrián Aguirre Palme (5)		—		60		—
Travel expenses in relation to Bachow and Associates, Inc. (6)		277		32		—
Advertising and other administrative services rendered by Operadora Plusgamma, S. A. de C. V.(7)		311		—		—
Travel expenses in relation to CT Global
Telecommunications, Inc. and other expenses (8)		(66)		—		—

(1)	The activity of 2005 and 2004 correspond to sales’ commissions of telephone lines. The transactions carried out during 2003 correspond to administrative services.

(2)	Correspond to expenses relating to the debt restructuring and travel expenses.

(3)	Advertising services paid to Difusión Panorámica, S.A. de C.V.

(4)	The Company leased a site located within the premises of a building that, until 2004, was controlled by the family of one of the shareholders.

(5)	During 2004, the Company incurred expenses of sales’ commissions of telephone lines.

(6)	Travel expenses of certain shareholders.

(7)	Corresponds to an investment in an advertising agreement of $3,000, executed on April of 2003 with Operadora Plusgamma, S.A. de C.V., which shall render such advertising services through Grupo Radio Centro.

(8)	Credit note on travel expenses relating to the attendance of meetings by the Board of Directors.

NOTE 7 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT – NET:
As of December 31, consists of:

					Useful life (years)
	2004		2005		2004	2005
Telecommunication network and equipment	Ps.	1,301,945	Ps.	1,462,591	10	17
Leasehold improvements		315,458		452,068	20	30
Radio equipment		282,270		269,776	10	30
Line installation cost		239,576		266,963	20	30
Electronic equipment		230,677		223,304	3.33	25
Capitalized expenses due to construction of networks		162,464		209,714	20	30
Computer equipment		60,709		78,903	3.33	5
Transportation equipment		26,589		29,979	4	4
Office furniture		17,178		17,968	10	10
Other		17,286		17,487	10	10
Engineering equipment		11,379		11,943	10	10

Subtotal		2,665,531		3,040,696

Depreciation and accumulated amortization		(1,113,245)		(1,243,049)

Subtotal		1,552,286		1,797,647

Construction in progress		231,548		285,148

	Ps.	1,783,834	Ps.	2,082,795

For the years ended December 31 2005, 2004 and 2003, the Company recorded depreciation and amortization expense (including leasehold improvements) of Ps.142,364, Ps.222,328 and Ps.242,244, respectively.
As of December 31, 2005, the Company’s Management requested an independent expert appraiser to make a technical study on the operating and use conditions of its fixed assets, to determine whether the useful lives previously estimated by the Company should be restated. As a result of this study, the Company modified the remaining useful lives and recalculated the amount of depreciation expense for the year 2005, which amounted to Ps.142,364. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the fiscal year would have been of Ps.215,581.

The Company executed financial leases with different institutions, in pesos and in U.S. dollars, for telecommunication equipment, computer equipment and transportation equipment, see Note 16c.
As of December 31, 2005 and 2004, the gross amount of fixed assets acquired through a lease subject to capitalization, is as follows:

	2004		2005
Computer equipment	Ps.	—	Ps.	15,953
Transportation equipment		3,286		10,949
Telecommunication equipment		—		8,950

Total	Ps.	3,286	Ps.	35,852

NOTE 8 — INTANGIBLE ASSETS:
As of December 31, intangible assets consist of the following:

					Term of amortization (years)
	2004		2005		2004	2005
Infrastructure rights	Ps.	275,085	Ps.	279,204	30 & 15	35 & 17
Debt issuance costs		264,619		265,433	7	7
Software licenses		137,812		149,985	3.3	3.3

		677,516		694,622

Accumulated amortization		(299,186)		(391,095)

	Ps.	378,330	Ps.	303,527

For the years ended on December 31, 2005, 2004 and 2003, the Company recorded amortization expense of Ps.91,653, Ps.79,875 and Ps.73,698, respectively. These amounts include Ps.32,715, Ps.31,614 and Ps.33,800 of software amortization expense, respectively.

NOTE 9 — LONG-TERM BANK LOANS:
As of December the 31, bank loans consist of:

	2004		2005
Short-term portion:
IXE Banco, S. A. (1)	Ps.	—	Ps.	47,573
Banco Mercantil del Norte, S. A. (2)		—		19,075
Banco Santander Serfin, S. A. (3), (4) and (5)		150,443		—

	Ps.	150,443	Ps.	66,648

Long-term portion:
IXE Banco, S. A. (1)	Ps.	—	Ps.	25,026
Banco Mercantil del Norte, S. A. (2)		—		54,046
Banco Santander Serfin, S. A. (3), (4) and (5)		28,711		—

	Ps.	28,711	Ps.	79,072

(1)	The Company has two unsecured credits with IXE Banco, S.A.. One was taken out in April of 2005 for a term of 24 months; the second was taken out in October of 2005 for a term of 19 months. For both credits the monthly interest rate is estimated based on the equilibrium interbank interest rate (EIIR) plus 3.0 percentage points and will be paid-off by equal monthly amortizations of principal and interest on unpaid balances.

(2)	Unsecured line of credit taken out with Banco Mercantil del Norte, S.A., in October of 2005. This line of credit bears monthly interest at an EIIR rate plus 3.0 percentage points. The line of credit was taken out for a term of 48 months.
In 2005, long-term restricted cash amounted to Ps.7,672 and is to guarantee the obligations of a line of credit taken out in October of 2005 with Banco Mercantil del Norte, S.A. This cash was deposited in a trust, and also guaranteed the payment obligations of two credits that the company obtained from IXE Banco, S.A.. The balance includes the required funds to pay interest on a transaction of derivative financial instruments obtained from this institution, see Note 19.

(3)	Unsecured line of credit with Banco Santander Serfin, S.A., that generated monthly interest at an EIIR rate plus 1.0 percentage point. The agreement was executed on August 17, 2004, and was renewed several times, until the Company paid it off on October 26, 2005.

(4)	Unsecured credit with Banco Santander Serfin, S.A., taken out at a monthly interest rate of EIIR plus 1.2 percentage points. The credit was taken out in October of 2004, for a term of 18 months, with equal monthly amortizations of principal and interest on unpaid balances. The credit was paid off in advance in November of 2005.

(5)	Unsecured line of credit with Banco Santander Serfin, S.A., with monthly interest at a LIBOR rate plus 1.9 percentage points. The agreement was executed on April 28, 2004, and was renewed several times until the Company paid it off on October 26, 2005.
In 2004, the short-term restricted cash amounted to Ps.5,740 and corresponded to an alternate source to pay the bank loan taken out with Banco Santander Serfin, S.A. This cash was deposited in a trust. Also, the Company maintained the long-term restricted cash of Ps.13,105 as an additional reserve in the selfsame trust to guarantee the equivalent of two monthly amortizations of principal plus interest. The Company paid-off this credit in its entirety in the month of November 2005 and thus, extinguished the obligation to maintain these restricted resources.
NOTE 10 — SHORT-TERM FINANCING WITH COMMERCIAL PAPER:
On July 14, 2005, the Company began a financing program in Mexico with the issuance of 1,500,000 certificates in commercial paper with a value of Ps.01 each, with one-year maturity equivalent to Ps.150,000. The amount of these certificates will be paid-off on June 15, 2006. These certificates have an interest rate equal to the EIIR plus 2.75 points and taxes that apply (13.24% for the first term). The term to place them is one year, with option to renew them for another year. As of December 31, 2005, the balance includes Ps.1,500 of accrued interest.

NOTE 11 — LONG-TERM PAYABLE BONDS:
As of December  , the debt of long-term payable bonds consisted of:

	2004		2005
$5,118: “Old Bonds” (issued in the year 2002 due to restructuring debt) with maturity in 2007, bearing interest at 0% until March of 2006, and as of the last year, bearing interest at a rate of 10%.	Ps.	59,573	Ps.	54,818

$36,118: “New Bonds” (issued in the year 2004 due to restructuring debt) bearing a variable interest rate of 4% to 11.25% until October of 2009.		420,420		386,853

$11,590: “B Series Bonds” (issued on March the 17th of 2000) bearing interest at a rate of 13.75%, with maturity date on April the 1st of 2007.		134,910		124,139

Accrued interest		8,793		12,103

Less: Discount (net of accumulated amortization)		(1,684)		(1,005)

	Ps.	622,012	Ps.	576,908

On October 6, 2004, the Company concluded the restructuring of its debt of “Old Bonds” of $167,624. In exchange, the holders received:
i.	$5,118 of the same “Old Bonds” with maturity date on March 1, 2007, which will not bear interest until March 1, 2006, and in the last year, will bear interest at a rate of 10% per annum.
ii.	$36,118 “New Bonds”, which will bear interest at a variable rate. Said rate will be of 4% as of the date of issuance until April 14, 2005, 5.75% until October 14, 2005, 7.75% until April 14, 2006, 8.25% until October 14, 2006, 9.25% until October 14, 2007, 10.25% until October 14, 2008 and 11.25% until October 14, 2009.

iii.	Regarding the remaining $126,388, the holders of the bonds accepted to make an increase to the variable portion of the capital stock of the Company. Holders received 101,110,338 shares with no-par value shown, of which 96,776,597 were Series N1 shares and 4,333,741 Series B1 shares, at a subscription price of $1.25 per share, of which $0.75 was recorded as premium on subscription of stock and $0.50 as capital stock.
The main characteristics of the “New Bonds” are the following: a) represent unsecured preferred obligations of the Company; b) rank pari passu in payment rights for all the current and future principal debt of the Company; c) are deemed as principal debt in payment rights over any future issuance of subordinated obligations of the Company; d) are subject to registration with the U.S. Securities and Exchange Commission (“SEC”), as per Rights Registration Agreement, and e) are unconditionally guaranteed by shares of the subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. y Maxcom Servicios Administrativos, S. A. de C. V.
The aforesaid agreement sets forth restrictions related to: i) indebtedness; ii) limitations on investments; iii) redemption of capital stock; iv) prepayment of subordinated obligations, and granting of loans; v) restrictions on profit distributions from restricted subsidiaries; vi) limitations on sales of assets and shares of subsidiaries; vii) limitations on the transactions of affiliate companies; viii) limitations of sale of assets or capital stock of restricted subsidiaries; ix) limitations on liens; x) limitations on sales transactions and certain leases, and xi) restrictions on mergers and consolidations, amongst other covenants. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding bonds may declare the principal and any accrued, but unpaid, interest on all the notes to be due and payable.
As of December 31, 2005, the Company had fulfilled all affirmative and negative covenants set forth in the agreement.
NOTE 12 — LABOR OBLIGATIONS UPON RETIREMENT:
The Company has no benefits or pension plans for its employees after retirement, or at the end of the labor relationship. Obligations and costs of seniority premiums workers are entitled to receive upon the termination of employment, are recognized based on actuarial studies prepared by independent experts. The actuarial study shows the net cost of the period and the labor obligations determined according to the requirements set forth in Statement D-3 “Labor Obligations”, and under generally accepted actuarial principles.

As of December 31, 2005, the amount of accrued liabilities, transition assets and net cost for the period is analyzed as follows:

a. Seniority premium:

Obligations due to current benefits	Ps.	602
Less: assets of the plan
Current net liabilities		602

Less: projected net liabilities		(1,219)

Additional liabilities	Ps.	—

Obligation for projected benefits	Ps.	709
Plus (less): Entries pending of amortization in 22 and 24 years:
Net transition assets		510

Projected net liabilities	Ps.	1,219

Net cost for the period:
Labor cost	Ps.	217
Financial cost		21
Transition assets amortization		(22)

Total net cost for the period (*)	Ps.	216

b. Termination of employment:

Obligations due to current benefits	Ps.	15,474

Less: assets of the plan

Current net liabilities		15,474
Less: projected net liabilities		(676)

Additional liabilities	Ps.	14,798

Obligation for projected benefits	Ps.	20,443
Plus (less): Entries pending of amortization in 22 and 24 years:
Net transition liabilities		(19,767)

Projected net liabilities	Ps.	676

Net cost for the period:
Labor cost	Ps.	2,516
Financial cost		758
Transition assets amortization		964

Total net cost for the period (*)	Ps.	4,238

(*)	The net cost for the period amounted to Ps.4,454, determined in the same manner as obligations due to projected benefits, on an actual estimated rate of return of 4% and an average salary increase of 1.5%.
A summary of the provision as of December 31, 2005 due to labor obligations are shown as follows:

Obligations due to current benefits upon termination of employment	Ps.	15,474
Projected net liabilities for seniority premium		1,219

Total accrued liabilities for labor obligations	Ps.	16,693

NOTE 13 — SHAREHOLDERS’ EQUITY:
Under Mexican Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunication services may be held by foreigners.
On April 11, 2002, the Company obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase its ability to issue limited voting shares up to 95% of its total capital stock.

     As of December 3, the shares that represent the capital stock of the Company are registered shares, no-par value shares, and consist of:

Series and class of shares		2003	2004	2005
Issued and outstanding:

“A” Series	Class I (fixed portion)	765,714	1,528,827	1,528,827
“A” Series	Class II (variable portion)	510,714	2,979,817	2,979,817
“A1” Series	Class II (variable portion)	6,088,896	6,088,896	6,088,896
“B” Series	Class I (fixed portion)	763,113	—	—
“B” Series	Class II (variable portion)	463,260	—	—
“B1” Series	Class II (variable portion)	5,848,209	10,181,950	10,181,950
“N” Series	Class II (variable portion)	12,237,513	10,331,670	8,861,835
“N1” Series	Class II (variable portion)	122,468,441	219,245,038	220,714,874
“N2” Series	Class II (variable portion)	26,867,820	26,867,820	26,867,820

Subtotal		176,013,680	277,224,018	277,224,019

Authorized shares not outstanding:
(treasury shares)

“N” Series		26,603,926	3,361,483	3,024,011
“N1” Series			22,679,507	23,110,943

Subtotal		26,603,926	26,040,990	26,134,954

Total authorized shares		202,617,606	303,265,008	303,358,972

As of December the 31, the capital stock of the Company consisted of the following:

	2004		2005
Capital stock	Ps.	2,255,565	Ps.	2,524,094
Restatement effect		245,392		220,513

Total capital stock	Ps.	2,500,957	Ps.	2,744,607

The Series “A1” and “B1” preferred shares have full voting rights, and the Series “N1” and “N2” preferred shares of the “N1” and “N2” Series are neutral shares, and have limited voting rights. The Series “N1” and “N2” preferred shares, which are neutral shares, are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for, and held by Mexican and non-Mexican investors. Series “N2” preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A.

Preferred shares have additional pecuniary rights and preferential rights regarding the liquidation or dissolution of the corporation regarding the common shares. The preferential right in liquidation of shares consists in receiving an amount denominated “liquidation fee” regarding each preferred share before the holders of common shares, and with preference to any other distribution of the Company’s assets.
Under the Mexican Corporate Law (Ley General de Sociedades Mercantiles) (“LGSM”), and with the bylaws of the Company, no shares of capital stock can be issued until all the shares issued have been actually paid, prior to the agreements that amend the number of shares of the capital stock due to increases, reductions, amortizations and splits of capital stock.
Therefore, all treasury shares were cancelled and reissued each time a shareholders’ agreement was adopted to this effect.
In May of 2004, the Chief Executive Officer of the Company received a contract-signing bonus of 100,000 options for the acquisition of an equal number of Series “N” shares, at an exercise price per share of $0.01.
In accordance with the capital restructuring completed on October 6, 2004 (see Note 11), the holders of bonds accepted a capitalization of $126,388 of the “Old Bonds” to increase the variable portion of the capital stock of the Company. In exchange, holders received 101,110,338 Series “N1” shares, with no par value shown. The subscription price was $1.25 per share, of which $0.75 was recorded as premium on subscription of stock and $0.50 as capital stock.
In addition, an exchange of shares was made as follows: i) the holders of all Series “B” shares (1,226,373 shares) exchanged those shares for Series “A” shares at a 1:1 ratio; ii) 4,333,741 Series “N1” shares were exchanged for Series “B1” shares, issuing an equal number of shares at a 1:1 ratio; and, in the end, iii) it was agreed to exchange 2,005,843 Series “N” shares for Series “A” shares at a 1:1 ratio.
These exchanges were approved at the Annual General Extraordinary Stockholders’ Meetings held on August 23, 2004.
At the General Extraordinary Stockholders’ Meeting held on December 17, 2004, the stockholders approved the cancellation of 26,040,990 shares of Series “N” Class II capital stock held in treasury, which were all the Series “N”, Class II shares of capital stock of the Company. An equal number of shares, with no-par value shown were issued as follows: i) 3,361,483 Series “N” shares, Class II and, ii) 22,679,507 Series “N1” shares, Class II, to be held in treasury to meet certain commitments under option and warrant agreements, which have been approved by the shareholders and the Board of Directors of the Company.

In February of 2005, several officers of the Company exercised their withdrawal right from the corporation, under Articles 213, 220, 221, and other applicable articles of the “LGSM.” Thus, 1,469,836 Series “N” shares were cancelled. On the same date, several officers of the Company decided to exercise their options and thus the company issued 1,469,836 Series “N1” Shares.
At the General Extraordinary Shareholders’ Meeting held on August 30, 2005, the shareholders approved the following, inter alia: (i) to spin-off Maxcom Telecomunicaciones, S. A. de C. V., (see Note 2), (ii) to capitalize the share subscription premium, in an amount of Ps.893,899 (Ps.874,268 in historical pesos) paying up, under Article 116 of the “LGSM”, 72,078,245 fully paid-up and subscribed shares, with no-par value shown, which were delivered to shareholders in proportion to their equity interest, including series and class of shares, and (iii) to cancel 26,040,990 shares held in the treasury of the company to guarantee their issuance under the different options and warrants commitments of the Corporation, which 3,361,483 correspond to the “N” Series, Class II, of the capital stock and 22,679,507 to the “N1” Series, Class II, of the capital stock, and issue up to 26,134,954 shares, with no-par value shown, of which 3,024,011 “N” Series, Class II shares, and 23,110,943 “N1” Series, Class II shares, to be held in the treasury of the Company.
At the General Extraordinary Shareholders’ Meeting held on August 31, 2005, the shareholders agreed to increase the variable portion of the capital stock in the amount of Ps. 218,027 (Ps.214,000 in historical pesos) by capitalizing the debt the Company assumed with a shareholder, and thus 1 “N” Series, Class II share was issued. The 1 share issued was assigned a value of Ps.0.50, and the remaining increase in capital stock was allocated to additional paid-in capital.
In case of a reduction to the capital stock or to the share subscription premium due to any surplus of the amount reimbursed on balances of the accounts of contributed capital, a tax equivalent to 40.84% or 38.91% shall be incurred, when paid, either in 2006 or 2007, respectively. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.
NOTE 14 — POSITION IN FOREIGN CURRENCY:
As of December 31, the Company’s foreign-currency position was the following:

	2004		2005
U.S. dollars:
Assets		$7,357		$15,351
Liabilities		(69,481)		(79,938)

Net liabilities in U.S. dollars		($62,124)		($64,587)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	11.26	Ps.	10.71

In July of 2005, the Company obtained an exchange hedge to guarantee the exchange rate to pay commitments in foreign currencies for the year 2007, see Note 19.
NOTE 15 — INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:
The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, this is, they are not consolidated for tax purposes.
Maxcom has had tax losses since inception. Tax result differs from accounting result due to differences of permanent and temporary nature, as shown hereinbelow.
The provision for Income Tax in 2005 and 2004 is analyzed as follows:

	2004		2005
Income tax incurred	Ps	651	Ps.	635
Deferred income tax		—		25,971

Total provision	Ps.	651	Ps.	26,606

Due to the amendments to the Mexican Income Law Tax approved on November the 13, 2004, the Income Tax rate will be of 29% and 28%, in 2006 and 2007, respectively.

As of December 31, the effect of the deferred income tax over the main temporary differences is analyzed hereinbelow:

	2004		2005
CURRENT:
Allowance for uncollectible accounts	Ps.	20,864	Ps.	24,146
Inventory		(3,741)		—
Prepaid expenses		(22,595)		(29,905)
Provisions		72,362		70,410

Total current		66,890		64,651

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses — Net		(305,768)		(215,895)
Asset tax paid in previous years		33,247		33,227
Tax loss carry forwards		1,077,244		95,930

Total non-current		804,723		(86,738)

Net deferred tax (liabilities) assets before valuation allowance		871,613		(22,087)
Tax losses valuation allowance		(871,613)		(3,884)

Deferred income tax liabilities	Ps.	—	(Ps.	25,971)

As of December 31, 2005, the Company determined deferred tax liabilities generated mainly by the decrease in its cumulative tax losses carry forwards. As of December 31, 2004, the Company determined deferred income tax assets generated by the cumulative tax losses carry forwards; however, since there was no certainty that they will be realized within a reasonable term, such benefit was reserved.
As of December 31, 2005, the Company had cumulative tax losses in an aggregate of Ps.342,607, that will be carried forward against future profits as follows:

Year of			Year of
loss	Amount		maturity
1996	Ps.	504	2006
1997		1,800	2007
1998		11,569	2008
1999		29,380	2009
2000		39,446	2010
2001		54,712	2011
2002		58,486	2012
2003		18,461	2013
2004		1,019	2014
2005		127,230	2015

	Ps.	342,607

Asset tax is incurred at the rate of 1.8% over the net amount of certain assets and liabilities only when this tax exceeds the Income Tax incurred. During the fiscal year ended on December 31 2005, the Company did not generate a tax base for the Asset Tax. At the close of the fiscal year of 2004, the provision for the Asset Tax was Ps.27,835.
Employees’ profit sharing is estimated applying the procedures set forth in the Mexican Income Tax Law.
Provisions for Employees’ Profit Sharing in 2005 and 2004 are analyzed as follows:

	2004		2005
Employees’ profit sharing incurred	Ps.	483	Ps.	—
Deferred employees’ profit sharing		—		—

Total provision	Ps.	483	Ps.	—

NOTE 16 — COMMITMENTS AND CONTINGENCIES:
As of December 31, 2005, the Company had the following commitments:
a. Operating lease agreements:
The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Ps. 59,447, Ps. 60,074 and Ps. 60,452 in 2005, 2004 and 2003, respectively.

The schedule of estimated future minimum lease payments is as follows:

2006	Ps.	35,563
2007		29,401
2008		25,740
2009		17,941
2010 and thereafter:		36,905

	Ps.	145,550

b. Corporate building lease agreement for the building currently occupied by the Company.
On September 1, 2002, the Company executed the release of the lease agreement dated July 16, 2001, and thus, such agreement ceased to be in effect and a new agreement was executed for seven years and four months; starting on September 1, 2005 and ending on December 31, 2012. The surface leased has 7,922 M2.
The schedule of estimated future minimum lease payments is as follows:

2006	$1,759
2007	1,806
2008	1,849
2009	1,897
2010 and thereafter:	5,981

$13,292

c. Finance lease agreements:
As of December the 31, 2005, the Company has executed finance lease agreements with different institutions in pesos and U.S. dollars regarding: telecommunication equipment, computer equipment and transportation equipment. The expiration of such agreements ranges from 18 to 36 months, with option to purchase the leased good at reduced prices once the agreement is terminated. The interest rate agreed in these agreements ranges from 6.9% to 10%, as per the specific conditions of each agreement.
The schedule of future minimum payments in pesos is as follows:

2006	Ps.	4,032
2007		3,645
2008 and thereafter:		3,324

Total (*)	Ps.	11,001

(*)	Includes interest to be accrued in Ps.2,279.

The schedule of future minimum payments in U.S. dollars is as follows:

2006	$879
2007	363
2008 and thereafter:	134

Total (*)	$1,376

(*)	Includes interest to be accrued in $7.
d. Geographic expansion commitment:
The amending agreement to the national concession certificate to install and operate a public telecommunications network in Mexico, entered into on December the 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of the year 2006. Moreover, it sets forth a geographic expansion commitment up to 2014.
The Company, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect.
e. Commitment related to frequency rights:
As of December 31, 2005, the Company complied with its obligation to provide to the “SCT” the renewal of the surety bonds for the fiscal year 2005, according to the commitments and obligations set forth in the concessions.
f. Commitment of sale of capacity:
In October of 2003, the Company executed a sale agreement of optical fiber capacity with another carrier for $2,000, which was recognized at the time of sale as an advanced collection to render this service; the term of this agreement is of 13 years. As of December 31, 2005, the balance pending to be accrued is of $1,692, of which $154 will be accrued during 2006.
NOTE 17 — REVENUE BY GEOGRAPHICAL LOCATION:
     The Company’s concession title requires a revenue report by geographic location, analyzed as follows:

	Metropolitan		Downtown-
Services	Area		south		Total
Year that ended on December the 31 of 2005:
Local	Ps.	465,565	Ps.	303,498	Ps.	769,063
Long distance		190,704		161,081		351,785
Rent of dedicated links		332		478		810
Sale of client equipment		2,667		2,973		5,640
Lease of capacity		22,347		—		22,347
Other		827		—		827

	Ps.	682,442	Ps.	468,030	Ps.	1,150,472

	Metropolitan		Downtown-
Services	Area		south		Total
Year that ended on December the 31 of 2004:
Local	Ps.	462,760	Ps.	268,076	Ps.	730,836
Long distance		91,128		48,585		139,713
Rent of dedicated links		463		942		1,405
Sale of client equipment		3,663		2,019		5,682
Lease of capacity		18,297		—		18,297
Other		1,216		—		1,216

	Ps.	577,527	Ps.	319,622	Ps.	897,149

	Metropolitan		Downtown-
Services	Area		south		Total
Year that ended on December the 31 of 2003:
Local	Ps.	421,077	Ps.	253,438	Ps.	674,515
Long distance		73,989		46,720		120,709
Rent of dedicated links		3,238		566		3,804
Sale of client equipment		15,679		2,066		17,745
Lease of capacity		15,246		—		15,246
Other		193		—		193

	Ps.	529,422	Ps.	302,790	Ps.	832,212

NOTE 18 — STOCK OPTION PLANS:
a.	Stock option plan for the purchase of shares by officers.

i. Plan for executive officers -

In May of 1998, the Company implemented an executive stock option plan. This plan provided that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to who options to purchase Series “N” shares were granted, as well as the terms of those options.

Once awarded the options, the holders can immediately exercise 20% of such granted shares. In order to keep these officers, the right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In case the officer ceases to work for the Company, all options not exercised are forfeited. Options expire ten years from the date of grant.

As of December 31, 2005, under the aforesaid plan, there were 575,000 shares available for granting to officers performance for the years of 1998, 1999 and 2000.

As of December 31, 2005, 526,214 options of this plan had been granted, of which 304,502 remains to be exercised, and 256,094 are fully exercisable.

Options are subject to a trust in a trust managed by Banco Nacional de México, S.A., established on June 20, 1999.

ii. New executive stock option plan -

The Company implemented a new executive stock plan, for the services rendered during the years 2002, 2003, and 2004. The plan is divided into four levels, depending on the ranking of the different members of management. The first level includes the highest management level of the Company and depends upon targets that the selfsame board fixes for the Company every year. The participants of the three following levels are guaranteed a minimum amount of options. The granting of options for the members of the last level, which is comprised of the junior management, is discretionary.

The underlying value of the options of this new executive option plan is comprised by Series N1 Class II shares, representing the variable portion of the capital stock of the Company.

Since this is a retention plan, once options are granted, their holders can immediately exercise 20% of such shares granted. In order to keep these officers in office, the right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In case the officer ceases to work for the Company, all options not exercised are forfeited. Options expire ten years from the date of grant.

As of December 31, 2005, the board of directors and shareholders of the Company authorized an aggregate of 17,998,500 shares to remunerate officers for the services they rendered during the years 2002, 2003 and 2004. Also, part of these options served as extraordinary remunerations granted to certain key officers in case of a change in the control of the Company.

As of December 31, 2005, 13,529,500 shares had been granted, of which 2,705,900 were fully exercisable.

iii. Members of the Board of Directors and members of various committees -

Members of the Board and of the various committees of the Company are entitled to receive their emoluments by way of options to subscribe N1 Series Class II shares, representing the capital stock of the Company.

For each meeting of the Board or of the different committees of the Company where directors and members of the different committees attend, they receive an option to purchase 2,500 shares at an exercise price of $0.01 per share. The chairman of the Board or of the different committees is entitled to receive options to subscribe 5,000 shares at the same abovementioned exercise price. Options granted in each meeting may be exercised immediately and expire three years after, beginning on the date when granted, except when the selfsame Board or the shareholders’ meeting provides otherwise.

As of December 31, 2005, 955,000 options had been granted in this plan, of which 637,500 are fully exercisable.

iv. Signing bonuses and other bonuses for officers or directors -

From time to time the Company has granted signing bonuses, special bonuses and other bonuses by way of stock options.

As of December the 31 of 2005 there are 3,626,959 options for the purchase Series N1, Class II shares, granted to one of the shareholders of the Company as remuneration for special services rendered. The price to exercise these shares is of $0.50 per share. The Board has determined that all of these options are available to be exercised.

There is a reserve of 246,215 N1 Series, Class II treasury shares, available so that the management or the Board of Directors may grant options on these shares as part of the signing bonuses negotiated and signed to contract new key officers with the Company.

The compensation expense of the abovementioned plans is determined based on the fair market value per share using the Black-Scholes method. The above produced no charge to results during the years ended on December 31, 2005 and 2004. A charge of Ps.8 was recognized as expense in 2003.

Below is the summary of changes in employees’ capital options for the year ended on December 31, 2005 (in thousands of shares):

	2003		2004		2005
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	15,935	$0.56	4,377	$1.16	4,464	$1.14
Granted	318	0.27	188	0.01	13,712	0.49
Exercised	173	0.01	100	0.01	0	0.00
Cancelled	11,703	0.33	0	0.00	78	0.01

Outstanding at the end of the year	4,377	1.16	4,465	1.14	18,098	0.65

Options exercisable at the end of the year	2,587	1.41	2,675	1.36	7,226	0.71

Weighted-average of options granted during the year (nominated in U.S. dollars)		$0.26		$0.00		$0.00

     The following table summarizes the stock options outstanding for employees (in thousands of shares).

						Weighed-
						average
	Range		Remaining	Exercise		exercise
	of prices	Number	life	price	Number	price

As of December 31, 2005	$0.01	638	0.41	$0.01	638	$0.01
	0.49	3,627	6.32	0.49	3,627	0.49
	0.50	13,530	9.58	0.50	2,706	0.50
	8.70	33	3.24	8.70	33	8.70
	10.45	191	4.24	10.45	179	10.45
	12.55	80	5.24	12.55	45	12.55

As of December 31, 2004	$0.01	533	0.41	$0.01	533	$0.01
	0.49	3,627	7.32	0.49	1,886	0.49
	8.70	33	4.24	8.70	33	8.70
	10.45	191	5.24	10.45	179	10.45
	12.55	80	6.24	12.55	45	12.55

As of December 31, 2003	$0.01	445	1.59	$0.01	445	$0.01
	0.49	3,627	8.33	0.49	1,886	0.49
	8.70	33	5.24	8.70	33	8.70
	10.45	191	6.25	10.45	179	10.45
	12.55	80	7.25	12.55	45	12.55

b.	Options (“warrants”) for services rendered to the Company.
Since 1998 and until 2001, the Company has issued options to subscribe shares of the Company in exchange of different services rendered.
For the year ended December 31, 2000, the Company granted holders of bonds, initial purchasers and underwriter the Notes with maturity in 2007 that bear annual interest at a rate of 13 3/4%, options to subscribe 764,938 “N” Series shares representing the capital stock of the Company at an exercise price of $0.01 per share. Options mature after 7 years of the grant date.
As of December 31, 2005, the 764,938 of this plan are fully exercisable.
In relation to the restructuring of Maxcom’s capital stock in April of 2002, the Company issued subscription options in an aggregate of 466,738 “N” Series, Class II shares, representing the capital stock of the Company at an exercise price per share that ranges from $3.06 to $8.70. Parts of these options were granted to previous commitments of the Company as partial anti-stock dilution protection due to the aforesaid capital stock restructuring.
In December 2005, one of the titleholders of the options forfeited the right to subscribe 1,105,779 shares, as he did not exercise his options within the term set forth in the pertinent agreement.

The fair value of options for services rendered was determined using the Black-Scholes method, which produced no charge to results during the years that ended on December 31, 2005, 2004 and 2003.
The summary of changes to the options plan to purchase shares by non-employees during the years ended on December 31, are described as follows (in thousands of shares):

	2003		2004		2005
		Weighed-		Weighed-		Weighed-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	3,341	$2.37	3,341	$2.37	3,341	$2.37
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	1,106	3.06

Outstanding at the end of the year	3,341	2.37	3,341	2.37	2,235	2.02

Options exercisable at the end of the year	3,341	$2.37	3,341	$2.37	2,235	$2.02

Weighed average of options granted during the year (nominated in U.S. dollars)		$—		$—		$—

The following table summarizes the stock options outstanding for non-employees (in thousands of shares):

						Exercisable
		Outstanding:				Weighted-
			Weighted-average			average
	Range		Remaining	Exercise		exercise
	of prices	Number	life	price	Number	price
As of December 31, 2005	$0.01	1,432	0.86	$0.01	1,432	$0.01
	3.06	442	2.00	3.06	442	3.06
	8.70	362	0.00	8.70	362	8.70

As of December 31, 2004	$0.01	1,432	1.96	$0.01	1,432	$0.01
	3.06	1,548		3.06	1,548	3.06
	8.70	362	0.05	8.70	362	8.70

As of December 31, 2003	$0.01	1,432	2.93	$0.01	1,432	$0.01
	3.06	1,548	1.00	3.06	1,548	3.06
	8.70	362	1.05	8.70	362	8.70

NOTE 19 — HEDGES OF CASH FLOWS:
On July 11, 2005, the Company obtained from IXE Banco, S.A. an exchange rate stability hedging transaction. Once the details of this transaction were analyzed, the Company decided to record and to enter its effects as a “Cash Flow Hedge” according to the guidelines of Statement C-10 “Derivative financial instruments and hedge transactions” of GAAP.
This transaction relates to the payment of long-term commitments agreed in foreign currency that differ from the functional currency of the company. The hedge expires in 2007. This transaction has no additional related costs; the notional amount of the hedge is of $16,709, valuated at a future exchange rate fixed of Ps.11.40 per U.S. dollar.
The exchange rate stability hedging transaction has been agreed at a fixed interest rate of 2.9750% per annum, based on 360 days. The interest is paid each month. As of December 31, 2005, accrued interest equaled Ps.63.
NOTE 20 — SUBSEQUENT EVENTS:
On March 13, 2006, the Company announced that it had reached an agreement, subject to certain regulatory approvals, to acquire Grupo Telereunión (TR). As part of the transaction, TR’s shareholders will subscribe to an increase in Maxcom’s capital stock in order to finance the additional growth and expand the services currently offered. As a result of the acquisition and the increase to the capital stock, current TR’s shareholders will obtain 16.34% of Maxcom’s shareholding.
Once the transaction is approved, one of TR’s representative will become a member of Maxcom’s Board of Directors.
Grupo Telereunión obtained its license as long distance operator and other value-added services in 1998. It began to operate as of 2000, and currently has 4,300 kms. of optical fiber network and local interconnection in 59 cities. Also, Grupo Telereunión has border access to the United States and offers prepaid cards, Internet services, long distance services and broadband services.

NOTE 21 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
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
The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31,
	2005		2004		2003
Net loss under Mexican GAAP	Ps.	(71,239)	Ps.	(133,303)	Ps.	(399,115)

Adjustments:
Amortization of pre-operating expenses (a)		36,302		36,616		37,319
Capitalization of interest (b)		(1,122)		(779)		(500)
Amortization of capitalized interest (b)		2,594		1,782		1,001
Amortization of frequency rights (c)		—		—		11,892
Installation revenues and related costs (d)		3,006		(20,249)		(33,454)
Installation costs not charged to customers (e)		(64,292)		(65,772)		(51,811)
Debt restructuring (f)		48,616		1,403,473		22,884
Capitalized internal compensation cost (g)		132		132		132
Spin-off and sale of subsidiary		217,925		—		—
Total US GAAP adjustments		243,161		1,355,203		(12,537)

Net income (loss) under US GAAP	Ps.	171,922	Ps.	1,221,900	Ps.	(411,652)

Weighted-average common shares outstanding, basic		13,370,478		14,806,980		14,654,063

Weighted-average common shares outstanding, diluted		15,440,478		16,771,543		16,530,626

Net income (loss) per share under US GAAP, basic	Ps.	12.86	Ps.	82.52	Ps.	(28.09)

Net income (loss) per share under US GAAP, diluted	Ps.	11.13	Ps.	72.86	Ps.	(24.90)

BALANCE AS OF DECEMBER 31,

	2005		2004
Shareholders’ equity (deficit) under Mexican GAAP	Ps.	1,783,846	Ps.	1,637,160
Accumulated adjustments:
Preoperating expenses (a)		(363,036)		(363,036)
Amortization of preoperating expenses (a)		242,284		205,982
Capitalization of interest (b)		66,639		67,761
Amortization of capitalized interest (b)		(12,333)		(14,927)
Amortization of frequency rights (c)		—		—
Installation revenues and related costs (d)		(63,059)		(66,065)
Installation costs not charged to customers (e)		(286,954)		(222,662)
Debt restructuring (f)		(182,473)		(231,089)
Capitalized internal compensation cost (g)		(2,250)		(2,382)
Total US GAAP adjustments	Ps.	(601,182)	Ps.	(626,418)

Shareholders’ equity (deficit) under US GAAP	Ps.	1,182,664	Ps.	1,010,742

Provided below is an analysis of changes in shareholders’ equity (deficit) under US GAAP:

	Year ended December 31,
	2005		2004
Balance at the beginning of the year	Ps.	1,010,742	Ps.	(413,664)
Net income (loss) under US GAAP		(46,003)		1,221,900
Increase in capital stock		—		202,506

Balance at the end of the year	Ps.	1,182.664	Ps.	1,010,742

a. Preoperating expenses -
Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. The Company’s operations commenced in May 1999 and capitalized expenses are being amortized on a straight-line basis for a period not exceeding 10 years. The Company has not incurred in preoperating or development expenses since 2003.
Under US GAAP, such pre-operating expenses are expensed as incurred.
b. Capitalization of interest -
In accordance with Mexican GAAP, the Company capitalizes integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company is amortizing capitalized interests on a straight-line basis over 10 years.
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

c. Frequency rights -
Under Mexican GAAP, frequency rights were amortized on a straight-line method over the term of the concession, from the date the Company commenced its operations. In 2003, the Company adjusted the amortization expense in Mexican GAAP and since that year it is consistent with US GAAP.
Under US GAAP, such incurred expenses should be amortized over the term of the concession beginning at the granting date of the concession by the SCT.
d. Installation revenues and related costs -
Under Mexican GAAP, installation revenues and related costs are recognized and the related expenses are recorded immediately, when installations are charged to customers.
Under US GAAP, installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers. The Company estimated its customer relationship period to be 4 years.
e. Installation costs not charged to customers-
Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.
Under US GAAP, installation costs not charged to customers are expensed as incurred.
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
The 2002 debt restructurings are accounted for as a combination of types, as stock, warrants, and Old Senior Notes were exchanged for the 13 3/4% Notes. A gain was recognized in 2002, as the adjusted carrying value of the 13 3/4% Notes (including unamortized debt issuance costs and warrant discount) was greater than total future cash payments of the Old Senior Notes at the dates of the 2002 restructurings. To calculate the gain on the 2002 restructurings, the carrying value of the 13 3/4% Notes was reduced by the fair value of the equity interest granted as well as by all legal and other costs in relation to the restructurings, to determine the adjusted carrying value, which was compared to the gross future cash payments of the Old Senior Notes to determine the gain.
For the purposes of applying the provisions of FAS 15 to October 8, 2004 restructuring, the exchanges of the primary and other holders were recorded as follows:
(a)	The exchange with the primary holder is accounted for as a combination of types as the primary holder received both New Senior Notes and stock in exchange for the Old Senior Notes exchanged. A gain was recorded, as the adjusted carrying value of the Old Senior Notes exchanged was greater than the total future cash payments of the New Senior Notes at the time of the exchange. To calculate the gain on the restructuring, the carrying value of the Old Senior Notes was reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring, to determine the adjusted carrying value, which was compared to the gross future cash payments under the terms of the New Senior Notes to determine the gain.

(b)	The other holders exchanged Old Senior Notes for New Senior Notes, which is accounted for as a modification of terms under FAS 15 due to the extension of the maturity date and the increase in total interest payments. Since the carrying amount of the Old Senior Notes on October 8, 2004 did not exceed the total future cash payments of the New Senior Notes, no gain on the exchange with the other holders was recognized.

Interest expense on the New Senior Notes provided to other holders is determined using an effective interest rate that equates the present value of the future cash payments specified by the New Senior Notes, with the carrying amount of the Old Senior Notes.
g. Capitalized internal compensation cost-
Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002 the Company capitalized some compensation expenses in an amount of Ps.2,646, that are being amortized on a straight-line basis over 20 years. The Company has not incurred in these charges since 2003.
Under US GAAP, these charges were expensed.
h. Spin-off and sale of subsidiary
As more fully described in Note 2, in 2005, the Company undertook a corporate restructuring whereby certain net assets were spun off and subsequently sold to a third party. The transactions were recorded at fair market value resulting in an increase in stockholder’s equity of Ps. 218,027 and no gain or loss reflected in the statement of income.
Under U.S. GAAP, the spin off and subsequent reacquisition of Mijolife, S.A. de C.V. described above would be accounted for at historical cost with no change in the carrying basis of existing assets and liabilities, including net operating tax loss carryforwards, which had previously been fully reserved for given the uncertainty of recoverability. Under U.S. GAAP, a gain would be recognized in the income statement related to the sale of Mijolife, S.A. de C.V. to third parties. Such gain would be equal to the difference between the sale price and the historical basis of existing assets and liabilities, including net operating loss carryforwards.
i. Deferred income taxes -
For Mexican GAAP purposes, the Company applies revised Statement D-4 and recognizes future tax impacts based on the differences between the financial statements and tax bases of assets and liabilities-temporary differences- as of the date of the financial statements. For purposes of the reconciliation to US GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.
FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under US GAAP, the effect on deferred taxes of changes in tax rates is recognized in the income statement in the period in which the tax rates are enacted.
FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

Significant components of deferred income taxes under US GAAP are as follows:
December 31, 2005

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		US GAAP
	Balances		Balances		Total
Deferred assets:
Allowance for doubtful accounts	Ps.	24,146		—	Ps.	24,146
Asset tax payments		33,227		—		33,227
Tax loss carryforwards		95,930		—		95,930
Accruals		70,410				70,410
Installation revenues		—		17,657		17,657

Deferred tax assets		223,713		17,657		241,370

Deferred liabilities:
Prepaid expenses		(29,905)		—		(29,905)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(215,895)		19,235		(196,660)
Installation costs		—		80,347		80,347

Deferred tax liabilities		(245,800)		99.582		(146.218)

Net deferred income tax asset before valuation allowance		(22,087)		117.239		95.152
Valuation allowance		(3,884)		(117.239)		(121.123)

	Ps.	(25,971)	Ps.	—	Ps.	(25.971)

December 31, 2004

	SFAS 109		SFAS 109
	applied to		applied to
	Mexican GAAP		US GAAP
	Balances		Balances	Total
Deferred assets:
Allowance for doubtful accounts	Ps.	20,864	—	Ps.	20,864
Asset tax payments		33,247	—		33,247
Tax loss carryforwards		1,077,244	—		1,077,244
Accruals		72,362	—		72,362
Installation revenues		—	21,141		21,141

Deferred tax assets		1,203,717	21,141		1,224,858

Deferred liabilities:
Inventory		(3,471)			(3,471)
Prepaid expenses		(22,595)			(22,595)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(305,768)	34,112		(271,656)
Installation costs		—	71,252		71,252
Debt issuance costs on restructuring		—	(5,406)		(5,406)

Deferred tax liabilities		(332,103)	99.958		(232.145)

Net deferred income tax asset before valuation allowance		871,614			992.712
Valuation allowance		(871,614)			(992,712)

	Ps.	—		Ps.	—

j. Statement of changes in financial position -
Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.
Under US GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (“SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flows related to financing and operating activities has been included in the line item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Year ended December 31,
	2005	2004		2003
Operating activities:
Net income (loss) under US GAAP	171,922	Ps.	1,221,900	Ps.	(411,652)
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization	242,608		334,334		265,355
Gain on restructuring of debt	—		(1,347,930)		—
Fixed asset write-offs	11,479		—		8,709
Allowance for doubtful accounts	28,625		35,544		55,324
Monetary gain	(22,090)		(113,865)		(90,794)
Non recurring charges	—		—		8
Allowance for inventory of obsolescence	306		1,080		3,795
Deferred Income Tax	25,971		—		—
Foreign currency exchange loss	(18,141)		102,229		205,017

	440,680		233,292		35,762
Changes in operating assets and liabilities:
Accounts receivable	(99,078)		(3,750)		(57,073)
Inventory	(4,021)		6,298		2,495
Prepaid expenses	(12,917)		(13,745)		(19,154)
Accrued interest	—		756		—
Accrued expenses and other accounts payable	143,926		(77,439)		61,452

Cash flow provided by (used in) operating activities	468,590		145,412		18,492

Financing activities:
Restricted cash	11,173		(18,845)		—
Proceeds from loans and notes payable	129,998		163,184		—

Cash flow provided by financing activities	141,171		144,339		—

Investing activities:
Acquisition of fixed assets	(380,591)		(247,547)		(70,410)
Other assets	(55,154)		—		(300)

Cash flow used in investing activities	(441,745)		(247,547)		(70,710)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents	(6,782)		(25,381)		(33,211)

Net increase (decrease) increase in cash and cash equivalents	161,234		16,823		(85,427)

Cash and cash equivalents at beginning of the year	62,189		45,366		130,793

Cash and cash equivalents at end of the year	223,423		62,189		45,366

	Year ended December 31,
	2005		2004		2003
Interest paid	Ps.	69,994	Ps.	24,009	Ps.	22,445

Taxes paid	Ps.	505	Ps.	13,535	Ps.	25,404

Supplemental disclosures of non-cash investing and financing activities:

Capital stock issued in exchange for services	Ps.	—	Ps.	—	Ps.	—

Capital stock issued in exchange for advertising	Ps.	—	Ps.	—	Ps.	—

Reduction of notes payable from troubled debt restructuring	Ps.	—	Ps.	1,474,389	Ps.	—

k. Operating income -
Mexican GAAP allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating.
Under US GAAP, such items are considered part of operating income.

l. New US GAAP accounting pronouncements —
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The adoption of this standard did not have a material impact on our consolidated financial position or results of operations.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections ” (“FAS 154”). FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our adoption of FAS 154 is not expected to have a material impact on our consolidated financial statements.
In June 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. We are currently evaluating the potential impact of this statement.
In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period. “FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The Company is currently considering the impact that the adoption will have on its consolidated results and financial position.
In September 2005, the FASB ratified the EITF’s Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues.”, which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification, and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment, if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature.”, which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in shareholder’s equity for book purposes, but as a liability for income tax purposes) and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, Accounting for Income Taxes. The adoption of these Issues, which are required to be applied to reporting periods beginning after December 15, 2005, will not have a material effect on our consolidated financial position or results of operations since we do not currently have any convertible debt instruments.

n. Subsidiary Guarantor information -
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
The following consolidating information presents restated condensed balance sheets at December 31, 2005 and 2004 and condensed statements of operations and the restated changes in financial position for the years ended December 31, 2005, 2004 and 2003 of Maxcom Telecomunicaciones, S.A. de C.V. (Maxcom), Corporativo en Telecomunicaciones, S.A. de C.V. (Corporativo), Maxcom Servicios Administrativos, S.A. de C.V. (Servicios), Outsourcing Operadora de Personal, S.A. de C.V. (OOP), and Maxcom SF, S.A. de C.V. (Servicios Financieros).
These statements are prepared in conformity with accounting principles generally accepted in Mexico, including the recognition of inflation, in accordance with Bulletin B-10, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities have been accounted for as investments under the equity method by Maxcom. Earnings of subsidiaries are therefore reflected in Maxcom’ investment account and earnings. The principal elimination entries eliminate Maxcom’ investment in subsidiaries and intercompany balances and transactions.
The significant differences between Mexican and U.S. GAAP as they affect Maxcom are described in Note 21.

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated
Balance sheet as of December 31, 2005:

Cash and cash equivalents and Current restricted cash	Ps.	215,820		654		473		82		6,394		—		223,423
Accounts receivable — net		144,070		141		12,423		2,263		193,888		(136,377)		216,408
Inventory — net		15,403												15,403
Prepaid expenses		75,769		401		609		7		6,474		(6,476)		76,784
Restricted cash long term		7,672												7,672
Investment in subsidiaries		206,471				55						(206,526)		—
Frequency rights — net		86,102												86,102
Telephone network system and Equipment net		2,082,795												2,082,795
Preoperating expenses — net		122,305												122,305
Retirement Obligations				1,588		13,210								14,798
Intangible assets — net		303,527												303,527
Other assets		5,954		178		2,076				4,362		(2,069)		10,501

Total assets	Ps.	3,265,888	Ps.	2,962	Ps.	28,846	Ps.	2,352	Ps.	211,118	Ps.	(351,448)	Ps.	3,159,718

Total liabilities	Ps.	1,482,042	Ps.	4,861	Ps.	31,106	Ps.	2,297	Ps.	600	Ps.	(145,034)	Ps.	1,375,872

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital		2,964,229		89		61		51		213,215		(213,416)		2,964,229
Accumulated deficit		(1,180,383)		(1,988)		(2,321)		4		(2,697)		7,002		(1,180,383)

Total shareholders’ equity		1,783,846		(1,899)		(2,260)		55		210,518		(206,414)		1,783,846

Total liabilities and Shareholders ´equity	Ps.	3,265,888	Ps.	2,962	Ps.	28,846	Ps.	2,352	Ps.	211,118	Ps.	(351,448)	Ps.	3,159,718

Total shareholders’ equity under Mexican GAAP	Ps.	1,783,846	Ps.	(1,899)	Ps.	(2,260)	Ps.	55	Ps.	210,518	Ps.	(206,414)	Ps.	1,783,846

					Servicios
	Maxcom	Corporativo	Servicios	OOP	Financieros	Elimination	Consolidated
Preoperating expenses	(363,036)						(363,036)
Amortization of preoperating expenses	242,284						242,284
Capitalization of interest	66,639						66,639
Amortization of capitalized interest	(12,333)						(12,333)
Amortization of frequency rights							(63,059)
Installation revenues	(63,059)						(286,954)
Installation costs	(286,954)						(182,473)
Debt restructuring	(182,473)						(182,473)
Bonus capitalization	(2,250)						(2,250)
Deferred tax provisions	(2,939)						(2,939)
Retirement obligations	675						675

Total shareholders’ equity under US. GAAP	1,180,400	(1,899)	(2,260)	55	210,518	(206,414)	1,180,400

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Finanacieros		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2005:

Revenues	Ps.	1,150,371	Ps.	38,155	Ps.	270,955					Ps.	(309,009)	Ps.	1,150,472
Operating cost and expenses		(1,133,357)		(38,075)		(271,057)		23		(213)		309,009		(1,133,670)
Integral (cost) income of financing		(52,240)		(2)		17		(38)		(2,795)				(55,058)
Other income (expenses)		(36,013)		(230)		1,823		19		311		1,107		(32,983)

Net (loss) income	Ps.	(71,239)	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	(71,239)

Net (loss) income for the year under Mexican GAAP	Ps.	(71,239)	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	(71,239)

Amortization of preoperating expenses		36,302												36,302
Capitalization of interest		(1,122)												(1,122)
Amortization of capitalized Interest		2,594												2,594
Amortization of frequency rights
Installation revenues		3,006												3,006
Installation costs		(64,292)												(64,292)
Debt restructuring		48,616												48,616
Bonus capitalization		132												132
Deferred tax provisions		(2,939)												(2,939)
Retirement obligations		675												675

Net loss (income) for the year Under U.S. GAAP	Ps.	(48,267)	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	(48,267)

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2005:

Net (loss) income	Ps.	171,922	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	171,922
Depreciation and amortization		242,608												242,608
Other adjustments to reconcile net income to cash provided by operating activities		26,150												26,150

Net change in working capital		27,910		(152)		1,738		4		(2,697)		1,107		27,910

Resources (used in) provided by Operating activities		670,730		404		(185)		82		6,394		(208,844)		468,590

Resources used in financing activities		141,171												141,171

Resources (used in) provided by investing activities		(650,589)										208,844		(441,745)

Effect of inflation on cash and cash equivalents		(6,782)												(6,782)

Cash and cash equivalents:
Net increase (decrease) in cash And cash equivalents		154,540		404		(185)		82		6,394				161,234
Beginning balances		61,280		250		658								62,189

Ending balances	Ps.	215,820	Ps.	654	Ps.	473	Ps.	82	Ps.	6,394	Ps.	—	Ps.	223,423

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2004:

Cash and cash equivalents	Ps.	61,280	Ps.	250	Ps.	658	Ps.		Ps.	62,188
Current restricted cash		5,740								5,740
Accounts receivable — net		152,317		241		14,788		(13,420)		153,926
Inventory — net		11,688								11,688
Prepaid expenses		65,538		196		461				69,195
Restricted cash long term		13,105								13,105
Frequency rights — net		97,419								97,419
Telephone network system and equipment — net		1,783,833								1,783,833
Preoperating expenses — net		158,607								158,607
Intangible assets — net		378,330								378,330
Other assets		21,438		173						21,611

Total assets	Ps.	2,752,295	Ps.	860	Ps.	15,907	Ps.	(13,420)	Ps.	2,755,642

Total liabilities	Ps.	1,115,136	Ps.	2,606	Ps.	19,905	Ps.	(19,164)	Ps.	1,118,483

Shareholders’ Equity:
Capital stock and additional paid-in-capital		3,396,451		89		61		(150)		3,396,451
Accumulated deficit		(1,759,292)		(1,835)		(4,059)		5,894		(1,759,292)

Total shareholders’ equity		1,637,159		(1,746)		(3,998)		5,744		1,637,159

Total liabilities and shareholders’ equity	Ps.	2,752,295	Ps.	860	Ps.	15,907	Ps.	(13,420)	Ps.	2,755,642

Total shareholders’ equity under Mexican GAAP	Ps.	1,637,159	Ps.	(1,746)	Ps.	(3,998)	Ps.	5,744	Ps.	1,637,159

Preoperating expenses		(363,036)								(363,036)
Amortization of preoperating expenses		205,982								205,982
Capitalization of interest		67,761								67,761
Amortization of capitalized interest		(14,927)								(14,927)
Installation revenues		(66,065)								(66,065)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Installation costs		(222,662)								(222,662)
Debt restructuring		(231,088)								(231,088)
Bonus capitalization		(2,382)								(2,382)

Total shareholders’ equity under US GAAP	Ps.	1,010,742	Ps.	(1,746)	Ps.	(3,998)	Ps.	5,744	Ps.	1,010,742

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2004:

Revenues	Ps.	897,149	Ps.	31,030	Ps.	235,215	Ps.	(266,245)	Ps.	897,149
Operating cost and expenses		(1,051,009)		(30,207)		(234,551)		266,245		(1,049,522)
Integral (cost) income of financing		48,666		(43)		235				48,858
Other income (expenses)		(28,110)		(640)		(399)		(640)		(29,789)

Net (loss) income	Ps.	(133,304)	Ps.	140	Ps.	500	Ps.	(640)	Ps.	(133,304)

Net (loss) income for the year Under Mexican GAAP	Ps.	(133,304)	Ps.	140	Ps.	500	Ps.	(640)	Ps.	(133,304)

Amortization of preoperating expenses		36,616								36,616
Capitalization of interest		(778)								(778)
Amortization of capitalized interest		1,781								1,781
Installation revenues		(20,249)								(20,249)
Installation costs		(65,772)								(65,772)
Debt restructuring		1,403,474								1,403,474
Bonus Capitalization		132								132

Net loss (income) for the year under US GAAP	Ps.	1,221,900	Ps.	140	Ps.	500	(Ps.	640)	Ps.	1,221,900

Statement of Changes in Financial Position for the Year Ended December 31, 2004:

Net (loss) income	(Ps.	133,304)	Ps.	140	Ps.	500	(Ps.	640)	(Ps.	133,304)
Depreciation and amortization		346,045								346,045

Net change in working capital		212,741		140		500		(640)		212,741

Resources (used in) provided by operating activities		275,971		147		658				276,714

Financing activities:
Issuance of capital stock		595,945								595,945
Additional paid in capital		893,898								893,898
Proceeds from loans and notes payable		(1,394,376)								(1,390,376)

Resources used in financing activities		99,467								99,467

Investing activities:
Telephone network systems and equipm		(355,008)								(335,008)
Intangible assets		(33,348)								(33,348)
Other assets		8,988		8						8,996

Resources (used in) provided by investing activities		(359,368)		8						(359,360)

Cash and cash equivalents:

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Balance sheet as of December 31, 2003:

Cash and cash equivalents and restricte	Ps.	45,270	Ps.	96	Ps.		Ps.		Ps.	45,366
Accounts receivable — net		136,292		183		9,994		(9,042)		137,426
Inventory — net		20,056								20,056
Prepaid expenses		58,080		119		129				58,328
Frequency rights — net		104,644								104,644
Telephone network system and equipme		1,671,129								1,671,130
Preoperating expenses — net		195,247								195,247
Intangible assets — net		424,859								424,859
Other assets		30,425		182						30,607

Total assets	Ps.	2,686,002	Ps.	580	Ps.	10,123	(Ps.	9,042)	Ps.	2,687,663

Total liabilities	Ps.	2,405,382	Ps.	2,464	Ps.	14,622	(Ps.	15,426)	Ps.	2,407,043

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,906,608		89		61		(150)		1,906,608
Accumulated deficit		(1,625,988)		(1,975)		(4,559)		6,534		(1,625,988)

Total shareholders’ equity		280,620		(1,886)		(4,498)		6,384		280,620

Total liabilities and shareholders’ equity	Ps.	2,686,002	Ps.	580	Ps.	10,123	(Ps.	9,042)	Ps.	2,687,663

Total shareholders’ equity under Mexican GAAP	Ps.	280,620	(Ps.	1,886)	(Ps.	4,498)	Ps.	6,384	Ps.	280,620
Preoperating expenses		(363,036)								(363,036)
Amortization of preoperating expenses		169,366								169,366
Capitalization of interest		68,540								68,540
Amortization of capitalized interest		(16,709)								(16,709)
Installation revenues		(45,816)								(45,816)
Installation costs		(156,890)								(156,890)
Debt restructuring		(347,225)								(347,225)
Bonus capitalization		(2,514)								(2,514)

Total shareholders’ equity under US GA	(Ps.	413,664)	(Ps.	1,886)	(Ps.	4,498)	(Ps.	6,384)	(Ps.	413,664)

Statements of Operations for the year ended December 31, 2003:

Revenues	Ps.	832,211	Ps.	49,434	Ps.	200,599	(Ps.	250,032)	Ps.	832,212
Operating cost and expenses		(1,084,452)		(49,489)		(200,772)		251,299		(1,083,414)
Integral (cost) income of financing		(134,020)		86		219				(133,715)
Other income (expenses)		(12,854)		(22)		(666)		(654)		(14,196)

Net (loss) income	(Ps.	399,115)	(Ps.	9)	(Ps.	620)	(Ps.	613)	(Ps.	399,113)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated
Net (loss) income for the year under Mexican GAAP	(Ps.	399,115)	Ps.	9	(Ps.	620)	(Ps.	613)	(Ps.	399,113)
Amortization of preoperating expenses		37,319								37,319
Capitalization of interest		(500)								(500)
Amortization of capitalized interest		1,001								1,001
Amortization of frequency rights		11,892								11,892
Installation revenues		(33,454)								(33,454)
Installation costs		(51,811)								(51,811)
Debt restructuring		22,884								22,884
Bonus capitalization		132								132

Net loss (income) for the year under US GAAP	(Ps.	411,652)	Ps.	9	Ps.	620	Ps.	613	((Ps.	411,650)

Statement of Changes in Financial Position for the Year Ended December 31, 2003:
Net (loss) income	(Ps.	399,115)	Ps.	9	(Ps.	621)	Ps.	613	(Ps.	399,113)
Depreciation and amortization		365,411								365,411

Net change in working capital		(33,704)		9		(621)		613		(33,703)

Resources (used in) provided by operating activities		(38,021)		(8,020)		(5,172)				(51,213)

Financing activities:
Additional paid-in capital		1,121								1,121
Proceeds from loans and notes payables		100,930								100,930

Resources used in financing activities		102,051								102,051

Investing activities:
Telephone network systems and equipm		(118,784)								(118,784)
Intangible assets		(17,184)								(17,184)
Other assets		(307)		8						(299)

Resources (used in) provided by investing activities		(136,275)		8						(136,267)

Cash and cash equivalents:

Net increase (decrease) in cash and cash equivalents		(72,245)		(8,011)		(5,172)				(85,429)
Beginning balances		117,515		8,107		5,172				130,794

Ending balances	Ps.	45,270	Ps.	96	Ps.	—	Ps.	—	Ps.	45,366

o. Valuation and Qualifying Accounts -
(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2005)

		Balance at		Charged to
		beginning of		cost and				Balance at end
		period		Expenses		Deductions		of period
Allowance for doubtful accounts	2005	Ps.	65.2	Ps.	24.5	Ps.	(20.8)	Ps.	68.8
	2004	Ps.	67.7	Ps.	36.5	Ps.	(39.0)	Ps.	65.2
	2003	Ps.	36.3	Ps.	55.3	Ps.	(23.9)	Ps.	67.7

Allowance for obsolete and slow- moving supply inventories	2005	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
	2004	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
	2003	Ps.	0.7	Ps.	—	Ps.	(0.4)	Ps.	0.3

Allowance for obsolete and slow- moving network inventories	2005	Ps.	9.3	Ps.	—	Ps.	0.1	Ps.	9.4
	2004	Ps.	10.4	Ps.	—	Ps.	(1.1)	Ps.	9.3
	2003	Ps.	14.3	Ps.	—	Ps.	(3.9)	Ps.	10.4

Allowance for lease penalty	2005	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	2003	Ps.	8.3	Ps.	—	Ps.	(8.3)	Ps.	—

ITEM 18. EXHIBITS

Page
1.	By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. as amended to June 10, 2003.	*****

2(a)	Not applicable.

2(b)

1.	Indenture dated as of March 17, 2000 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee.	**

2.	Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom Servicios Administrativos, S.A., de C.V. and The Bank of New York, as Trustee.	*

3.	Second Supplemental Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the Bank of New York, as Trustee.	*

4.	Amended and Restated Indenture, dated as of October 8, 2004 amoung Maxcom, Corporativo en Telecomunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as trustee.	******

5.	Indenture, dated as of October 8, 2004 among Maxcom, Corporativo en Telecomunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as trustee.	******

2(c)	Not applicable.

1.	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee.	*

2.	Second amended and Restated Securityholders Agreement entered into as of April 29, 2002 among Maxcom and certain existing and new securityholders.	*

4(a)	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.	**

4(b)	Interconnection Agreement for long distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law.	**

4(c)	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**

4(d)	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998.	**

4(e)	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000).	***

4(f)	Telecommunications Service Agreement dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**

4(g)	Telecommunications Service Agreement dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls services to Maxcom.	**

4(h)	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996.	**

4(i)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico.	**

Page
4(j)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities.	**

4(k)	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico.	**

4(l)	Concession for a public telecommunications network in Regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**

4(m)	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**

4(n)	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**

4(o)	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**

4(p)	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**

4(q)	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**

4(r)	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services.	**

4(s)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions.	**

4(t)	Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent.	***

4(u)	Dark fiber optic purchase agreement dated as of August 13, 2002 between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V.	****

4(v)	Transactional Lease Termination Agreement dated as of May 20, 2003 among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al..	****

4(w)	Capacity sale agreement dates as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V. [xxx].	*****

4(x)	Credit Agreement dated April 28, 2004 by and among Banco Santander Mexicano, S.A. Institución de Banca Mútiple Grupo Financiero Santander Servin, as Lender, and Maxcom, as Borrower.	*******

4(y)	Credit Agreement dated April 13, 2005 by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as Lende, and Maxcom, as Borrower.	*******

4(z)	Amendment dated August 5, 2004 to Exhibit “B” of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999 between Maxcom and Telefonos de Mexico, S.A. de C.V.	*******

4(aa)	Credit Agreement dated April 13, 2005 by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, and Maxcom, as Borrower

4(bb)	Credit Agreement dated October 25, 2005 by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, Maxcom, as Borrower and Maxcom SF, S.A. de C.V. as joint and several obligor and amendment dated December 13, 2005

Page
4(cc)	Credit Agreement dated October 21, 2005 by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lender and Maxcom, as Borrower

4(dd)	Irrevocable Trust Agreement dated November 21, 2005 by and among Maxcom, as Settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustee

4(ee)	Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off

4(ff)	Stock Purchase Agreement dated November 22, 2005 by and among Maxcom and Maxcom SF, S.A. de C.V., as Sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V. , as Buyers.

5.	Not applicable.

8.	No significant subsidiaries.

9.	Not applicable.

10.	None.

11.	Maxcom’s Code of Ethics adopted March, 2006.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.1	Computation of earnings per share.

99.2	Computation of ratio of earnings to fixed charges.

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 NO. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2003.

▪▪▪▪▪	Previously filed with annual report on Form 20-F, submitted to the SEC on June 29, 2004.

******	Previously filed with annual report on form 20-F, submitted to he SEC on June 30, 2005.

[xxx]	Certain material has been omitted pursuant to a request for confidential treatment request. The places in this document where material has been omitted is marked with a asterisk and brackets “[*].” The omitted material has been filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission / switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals

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

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises / network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point-to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

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

DATE: June 29, 2006

E-1