Form 20-F/A
period 2005-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2006-11-24
CIK 1113306

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Senior Step — Up Notes Due 2009
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

YES ☐     NO  ☑

i

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (this “Amendment”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006 (the “Annual Report”) to rectify certain inadvertent typographical and clerical errors and to make other corrections in the information set forth under the captions “Item 3. Key Information, “Item 4. Information on the Company”, Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions”, “Item 10. Additional Information”, “Item 16.” and “Notes to Consolidated Financial Statements” and contained in Exhibit 99.2. However, for the convenience of the reader, this Amendment sets forth the entire Annual Report, as amended.

This Amendment does not reflect events occurring after the filing of the Annual Report on June 30, 2006 and does not modify or update the disclosure in the Annual Report, other than (i) the corrections and amendments referenced above, (ii) the filing of certifications of our chief executive officer and chief financial officer included as exhibits to this Amendment, and (iii) revisions to the “Index of Exhibits” to reflect previously filed exhibits and the exhibits filed with this Amendment.

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

These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local services, data, Internet and VoIP services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

ii

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency exchange rates, including the Mexican Peso — U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments.

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
											(Unaudited)
	Thousands of constant December 31, 2005 pesos
	and thousands of U.S. dollars(1)

Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	375,573	Ps.	605,712	Ps.	832,212	Ps.	897,149	Ps.	1,150,472	$108,229
Operating costs and expenses:
Network operating costs		(179,716)		(235,174)		(298,986)		(316,606)		(383,765)	(36,102)
Selling, general and administrative		(513,619)		(484,543)		(419,018)		(386,871)		(468,270)	(44,052)
Depreciation and amortization		(320,723)		(358,907)		(365,411)		(346,045)		(281,636)	(26,494)
Total operating costs and expenses		(1,014,058)		(1,078,624)		(1,083,415)		(1,049,522)		(1,133,671)	(106,648)
Operating (loss) income		(638,485)		(472,912)		(251,203)		(152,373)		16,801	1,581

	As of the Year Ended December 31,
	2001		2002		2003		2004		2005		2005(2)
											(Unaudited)
	Thousands of constant December 31, 2005 pesos
	and thousands of U.S. dollars(1)

Integral cost (income) of financing:
Interest expense, net		(418,343)		(229,620)		(28,310)		(38,733)		(97,123)	(9,137)
Exchange (loss) gain, net		108,456		(233,511)		(188,186)		(1,451)		19,973	1,879
Gain on net monetary position		98,742		113,717		82,781		89,041		22,090	2,078
Gain on repurchase of debt		144,846
Total integral cost of
financing		(66,299)		(349,414)		(133,715)		48,857		(55,060)	(5,180)
Nonrecurring charges		(74,323)
Other income (expense), net		(212)		2,987		(164)		(818)		8,991	846
Special item										(15,365)	(1,446)
Tax		(896)		(8,755)		(14,033)		(28,969)		(26,606)	(2,503)
Net (loss) income		(780,215)		(828,094)		(399,115)		(133,303)		(71,239)	(6,702)
U.S. GAAP
Operating (loss) gain		(635,461)		(531,639)		(286,124)		(199,864)		(5,457)	(513)
Net (loss) gain		(777,299)		(394,101)		(411,652)		1,221,900		171,922	16,173
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	206,171	Ps.	130,793	Ps.	45,366	Ps.	62,189	Ps.	223,423	$21,018
Restricted cash		223,157						5,740
Working capital(3)		(45,177)		(20,337)		14,455		(22,664)		(117,074)	(11,014)
Restricted cash to long term								13,105		7,672	722
Frequency rights, net		125,239		118,014		104,644		97,419		86,102	8,100
Telephone network systems and equipment, net		1,635,273		1,794,949		1,671,129		1,783,834		2,082,795	195,936
Preoperating expenses, net		265,029		230,987		195,247		158,607		122,305	11,506
Intangible assets, net		357,820		481,373		424,859		378,330		303,527	28,554
Labor obligations upon retirement										14,798	1,392
Rent deposits and other assets		37,405		33,445		30,607		21,612		10,501	988
Total assets		2,996,788		2,992,778		2,687,663		2,752,445		3,159,718	297,245
Long-term liabilities		2,914,664		2,085,728		2,200,572		710,569		883,555	83,119
Total liabilities		3,224,967		2,314,164		2,407,043		1,115,285		1,375,872	129,433
Capital stock		1,166,059		1,905,012		1,905,012		2,500,957		2,744,607	258,194
Additional paid-in capital		122,220		475		1,595		895,494		219,622	20,661
Accumulated deficit		(1,516,458)		(1,226,873)		(1,625,988)		(1,759,291)		(1,180,383)	(111,043)
Total shareholders’ equity (deficit)		(228,179)		678,614		280,620		1,637,160		1,783,846	167,812
U.S. GAAP
Long-term liabilities		2,914,664		1,715,619		1,853,347		479,570		701,082	65,953
Total Shareholders equity (deficit)	Ps.	(480,864)	Ps.	(3,132)	Ps.	(413,663)	Ps.	1,010,743	Ps.	1,182,664	$111,257

	As of the Year Ended December 31,
	2001		2002		2003		2004		2005		2005(2)
											(Unaudited)
	Thousands of constant December 31, 2005 pesos
	and thousands of U.S. dollars(1)

Other Financial Data:
Mexican GAAP
Capital expenditures(4)		617,430		596,904		136,267		359,359		447,064	42,057
Ratio of earnings to fixed charges(5)		—		—		—		—		—	—
Resources arising from (used in) operating activities		(402,069)		(384,420)		(51,212)		276,715		298,574	28,088
Resources derived from financing activities		(111,675)		905,950		102,052		99,467		309,724	29,137
Resources used in investing activities		(617,430)		(596,904)		(136,267)		(359,359)		(447,064)	(42,057)
U.S. GAAP
Cash (used in) provided by operating activities	Ps.	(434,378)	Ps.	(436,816)	Ps.	18,492	Ps.	145,412	Ps.	468,590	$44,082
Cash provided (used in) by financing activities		(44,293)		689,410		0		144,339		141,171	$13,280
Cash used in investing activities		(597,304)		(458,460)		(70,710)		(247,547)		(441,745)	(41,556)

Notes to Selected Historical Consolidated Financial Information

(1)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2005. Restatement into December 31, 2005 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2005. The inflation index used in this annual report for 2001 figures is 1.2070, for 2002 figures is 1.1561, for 2003 figures is 1.0397, for 2004 is 1.0519 and for 2005 is 1.0333.

(2)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.63 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 30, 2005. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(3)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

(4)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(5)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 amounted to Ps.785.8 million, Ps.819.5 million, Ps.384.4 million, Ps.103.8 million, and Ps.44.2 million, respectively.

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

We may need additional financing

We may require additional financing in the future to service our indebtedness and fund our operations. Our budgeted capital expenditures for 2006 of U.S.$71.3 million are premised on our ability to obtain financing for the majority of such amount. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or, if available, that will be on terms acceptable to us. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the Senior Notes due 2007, which we refer to in this report as the “old notes” and the terms of the indenture governing the Step-Up Notes due 2009, which we refer to in this report as the “new notes.”

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

Our high leverage could affect our ability to service our debt

We are highly leveraged. In 2005, our earnings were insufficient to cover fixed charges by an amount equal to Ps. 44.2 million (U.S.$4.2 million).

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

During 2005, we churned 40,715 voice lines (residential and business customer lines). This resulted in an average monthly churn rate of 1.8%. See “Item 5. Operating and Financial Review and Prospects” for a fuller description of voice and wholesale lines.

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

New competition from cable operators as well as from terrestrial microwave TV providers, who have been recently authorized by the Mexican government to provide bi — directional data and Internet broadband services and to provide the transport of voice services, including Voice over Internet Protocol “VoIP services,” acting as “carriers of carriers,” pose a high risk to us. As these cable operators and terrestrial microwave TV providers have a substantial coverage of the cities we are already servicing, and as the cable operators and terrestrial microwave TV providers’ telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent us from continue growing.

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

During 2006 we also expect a frequency auction process for frequency bands related to WiMax and WiFi services in the 3.4 — 3.8 GHz band. If we are not able to obtain a segment of such frequencies, we will be in disadvantage towards Telmex and Axtel, who currently own a concession in those frequencies, and also towards new winners of the auction.

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

We could lose our concessions if we do not comply fully with their terms

The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. In September 2002 and November 2003, we notified COFETEL of our failure to provide coverage in certain towns and cities by such date as required by our local and long distance concessions. In addition, we were not able to meet certain buildout obligations in certain towns and cities along the Mexico City — City of Toluca City of Queretaro — City of San Luis Potosi and City of Puebla — City of Veracruz corridors by September 2004, as required by our concessions. On December 2004, we obtained a modification to the buildout requirements of the concessions from COFETEL and we are now in compliance with our coverage and buildout obligations. However, we cannot assure that we will not be fined for our past failure to comply with our coverage obligations.

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

Because of cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover maintenance fees. We have also reduced our fraud monitoring personnel. This has reduced our ability to detect fraudulent use of our services. See “Item 8. Financial Information — A. Consolidated statements and other financial information — Legal proceedings — Significant unpaid receivable.”

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

Additionally, the SCT is considering the auctioning of the 3.6 — 3.7 GHz spectrum band, that could open the market to new concessionaries and technologies, such as WiMax, that could compete with the service that we provide.

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

You should also be aware that in the event we are declared bankrupt by a Mexican court or if we are subject to a bankruptcy reorganization proceeding (concurso mercantil) in such court, our debt obligations, including the new notes, the old notes and the 133/4% notes, if any, will cease to accrue interest and payment of any of our debt obligations would depend on the outcome of the bankruptcy reorganization proceedings, which are often very lengthy.

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

Through December 31, 2005, we invested Ps.3,986.4 million in capital expenditures, primarily for the buildout of our infrastructure.

For 2006, we plan to invest U.S.$71.3 million in capital expenditures, mainly to continue to build out our network. Of this amount, we had already spent Ps.184.1 million (U.S. $16.8 million) by March 31, 2006.

B.	Business overview

We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance, data, Internet, public telephony, VoIP telephony and other value-added services to targeted niched markets, as well as small and medium-sized businesses and residential customers within our concession areas. In order to provide these services we develop our own network and support infrastructure; we also seek alliances with third party last mile providers and cable companies. In particular, we believe that the cities of Mexico, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi, where we currently operate, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. We plan to expand our operations areas to Leon and Aguascalientes, where we intend to replicate our business model through our own sales force or through other distribution channels. We believe that extending our commercial footprint will have a positive effect also in Mexico City, enabling us to compete in new segments with companies that have several facilities throughout Mexico. See below “— Our markets — Concession areas” for a fuller description of the nationwide concession.

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

On February, 2005 we made a strategic alliance with Telemedia to provide “triple play” services in the City of Queretaro, Qro., Maxcom became the first carrier in Mexico to provide cable TV, voice and Internet services using the currently installed infrastructure, including last-mile coaxial cable access of Telemedia. “Triple — play” services are provided in conjunction with Telemedia under Maxcom’s trademark.

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

Differentiate product offerings based on features and price

We believe that we can differentiate ourselves from competitors by offering a variety of quality products that meet the specific needs of our customers. To that end, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at prices that are between 5% and 15% lower than the prevailing market price in order to build our customer base. See “— Pricing.”

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

In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in December 2005 our number of lines in service grew by 20.5% and where we installed 19.3% of net additions in the whole state of Puebla according to our internal data and COFETEL data.

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

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2005, according to CONAPO or Consejo Nacional de Poblaciúon (Mexican National Population Council), Mexico City had a population of approximately 18.1 million people. Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 42.1 telephone lines per 100 inhabitants as of December, 2005, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2005, we had 106,560 lines in service in Mexico City.

We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.8 million people in 2005 according to CONAPO. In the State of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001, to 9.5%, in 2002, and 9.7% in 2003. As of December 31, 2005, we had 85,319 lines in service, as compared to 70,777 lines in service as of December 31, 2004. According to our internal data, our lines in service as of December 31, 2005 represented 11.12% of all the lines in service in the whole state of Puebla as of December, 2005 and 12.34% of the total lines installed in the whole state of Puebla as of December 31, 2004.

We commenced commercial operations in the City of Queretaro in November 2002. Queretaro is the nineteenth largest city in Mexico, with a population an estimated population of 837,746 people in 2005 according to the CONAPO. As of December 31, 2005 we had 13,988 lines in service as compared to 5,887 lines in service as of December 31, 2004. According to our internal data, we have in 2005, 4.7% of all lines in service in the whole state of Queretaro.

In order to take advantage of the geographical location of Toluca and its potential market, we also commenced commercial operations in the City of Toluca in November 2005 with a triple play strategy with Cablenet a CableTV company. Toluca is the twenty second largest city in Mexico and its one of the bordering cities of Mexico City, with a population of 944,973 people in 2005 according to CONAPO. As of December 31, 2005 we had 425 lines in service, according to our internal data, in 2005 we have less than 1% of all lines in service in the whole state of Mexico.

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

In November 2004, we signed an agreement to interchange two fiber optic strands of our Mexico City — Puebla, Pue. Optical Link for two fiber optic strands in a metropolitan fiber optic ring located in the northern zone of Mexico City with an extension of 89 kilometers. This agreement provides redundancy to our fiber optic network and does not have any impact in our financial statements.

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

•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry — Our concessions — Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analúogica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	SpeediMax (ADSL (128, 256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

•	Hosted PBX. This service provides our business customers with all the functions of an Internet Protocol PBX (or IP/PBX) using VoIP technology, without having to acquire and maintain high cost equipment. The features offered under this product include CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial”, hosted directory, MS Outlook© integration, etc.

•	I-line. This service allows our customers to make and receive local, international and domestic long distance and mobile calls using the Internet. This service includes additional voice features such as: call waiting, caller ID and voice mail services

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. In this sense Maxcom supplies all the software and hardware equipment as an integrated solution for our customers.

•	Opportune Service to Systems. This service provides specialized engineering equipment to supply preventive and corrective maintenance to our customers IT equipment.

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

Currently we do not compete directly in the long distance retail market (offering presubscription). Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the retail market we do not offer our long distance service separately from our local telephony service. See “ —Supervision and Regulation of the Mexican Telecommunications Industry — Our concessions — Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

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

Avantel, in which Verizon is a shareholder, was awarded a long distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey, Guadalajara, Cd. Juarez, Chihuahua, Aguascalientes, Leon, Puebla, Cancun, Toluca, Queretaro, Cuernavaca, Merida, Veracruz, Hermosillo, Saltillo, Torreon, San Luis Potosi, Acapulco, Reynosa, Pachuca and Morelia.

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

Axtel, in which Telinor Telefonía, S. de R.L. de C.V., AIG — GE Capital Latin America Infrastructure Fund, L.P. The Blackstone Group and a group of other financial and technological investors, including Nortel Networks, are shareholders, was awarded a nationwide local telephony and long distance concession in June 1996, and wireless frequencies in the 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000, and in Guadalajara, Puebla, Toluca and Leon during 2001. It currently serves 12 cities. Axtel targets the high-end residential and the small-and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.

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

Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, six companies won concessions in the 1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “— Competition.”

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

Underserved telephony market.  In 2003, The World Bank ranked Mexico as the 10th largest economy in the world. In 2004, Mexico was ranked 60th and 55th in the competitiveness index in the world according to the World Economic Forum. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service.

According to Pyramid Research, the wireline local telephony market represents approximately 33.75% of Mexico’s total telecommunications market in terms of revenue, which in turn, generated approximately U.S.$18.6 billion of revenue in 2004.

Projected growth trends.  With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2004 and 2009 fixed line penetration in service in Mexico is expected to increase by 16.86%. We have not received an update on such estimates for 2005.

According to Pyramid Research, fixed communications market is expected to experience an annual growth rate of 2.0% from 2004 until 2009. International long distance services revenues are expected to experience strong price pressure, due to recent changes in the long distance rules affecting incoming traffic from the U.S., Mexico’s main source of international long distance traffic inflows. Overall volume from the U.S. to Mexico will increase making revenues from call termination an important component of Mexico’s voice services’ market. In spite of the sustained growth in switched traffic, revenues from long distance services in Mexico have fallen. A drop in tariffs resulting from intense competition has not been compensated by a sufficient increase in traffic. In the international long distance market, the reduction in termination rates and the growing proportion of bypass traffic have played a major role in inhibiting growth in revenues.

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

Termination.  A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

•	failure to exercise the rights of the concession within 180 days of the grant;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

•	loss of the concession or permit holder’s Mexican nationality;

(1)	Renewal on an annual basis.

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit; and

•	failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

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

Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps.14.8 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See ‘‘— Concessions and permits — Termination.” We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We complied with such obligation for 2005.

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

The concession expressly permits us to provide the following services:

•	the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers; and nationwide and international long distance telephony.

The concession expressly prohibits the following services:

•	those which require a concession for frequency bands of the radio electric spectrum for specific uses;

•	those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

•	those which require a concession to operate radio or television broadcasting systems; and

•	cable or other restricted television.

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

The mobile to wireline interconnection fees with these carriers were Ps.0.1159 Ps.0.0989, Ps.0.1111, Ps.0.1096 and Ps$0.1031 per minute for the months of December 2001, 2002, 2003, 2004 and 2005 respectively. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for December 2000, 2001, 2002, 2003 and 2004. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was, Ps.0.0278 for the month of December, 2001 Ps.0.0304 for the month of December 2002, Ps. 0.0342 for the month of December 2003, Ps.0.0337 for the month of December 2004 and 0.317 for the month of December 2005.

Long distance interconnection.  Long distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long distance services or those of other providers. As a result, we granted long distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from COFETEL of the obligation to offer such option to our customers See “— Our concessions — Long distance.”

We currently provide our long distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.

Municipal and other regulatory approvals

Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Item 3. Key Information — D. Risk factors relating to Maxcom — Our telecommunications network infrastructure has several vulnerabilities and limitations.”

C.	Organizational structure

Maxcom has four Mexican direct subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V., and two indirect subsidiaries, Outsorcing Operadora de Personal, S.A. de C.V. and Técnicos Especializados en Telecomunicaciones, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and by Maxcom Servicios Administrativos, S.A. de C.V. for the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

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

We lease space for administrative offices in Mexico City and in the cities of Puebla and Queretaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and that is renewable for one additional 5-year terms in accordance with an amendment to our original lease agreement. This lease area is comprised of 85,271 square feet.

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

Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a 5-year term. The original terms expired on June 1, 2004. The lease was renewed for an additional 5 year term that expires on May 31, 2009. This building is comprised of 1,350 square feet. We cancelled in June 2004, the lease agreement for the parking of our vehicular fleet in the City of Puebla. This parking space was comprised of 13,185 square feet.

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

In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps.218,027 (Ps. 214,588 Nominal) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

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

Peso devaluations contributed to sharp increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
	Inflation	Average	Annual Growth	End of Each Year
Year Ended December 31	Rate	28-day Cetes	Rate	(Billion)

1996	27.7%	31.3%	5.3%	$17.5
1997	15.7%	19.8%	6.8%	$28.0
1998	18.6%	24.6%	4.9%	$30.1
1999	12.3%	21.3%	3.9%	$30.7
2000	9.0%	15.3%	6.6%	$35.6
2001	4.4%	11.3%	(2.0)%	$44.8
2002	5.7%	7.1%	0.8%	$50.7
2003	4.0%	6.2%	1.4%	$59.0
2004	5.2%	6.8%	4.2%	$64.2
2005	3.3%	9.2%	3.0%	$74.1

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

See item 3. “Key Information — Selected Financial Data” for a discussion of exchange rates.

Capitalization of pre-operating expenses

We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing.

We were required to begin to amortize all previously capitalized pre-operating costs. These capitalized pre-operating expenses, net, which balance amounted to Ps.195.2 million at December 31, 2003, Ps.158.6 million at December 31, 2004 and Ps.122.3 million at December 31, 2005, are amortized on a straight-line basis for a period not exceeding ten years.

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

In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for PS.218,027 (Ps.214,588 Nominal) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

Results of operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year Ended December 31
	2005	2004	2003

Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	33%	35%	36%
Selling, general and administrative expenses	41%	43%	50%
Depreciation and amortization	24%	39%	44%

Total operating cost and expenses	99%	117%	130%
Operating profit (loss)	1%	(17)%	(30)%
Integral (income)/cost of financing	(5)%	5%	16%
Special item	1%	0%	0%

Other income (expense), net	1%	0%	0%

Taxes	2%	3%	2%

Net loss for the year	6%	15%	48%

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP showing year-over-year variations:

	Year Ended December 31,						Percentage Change
	2005		2004		2003		2005/2004	2004/2003
	(In millions)

Net revenues	Ps.	1,150.5	Ps.	897.1	Ps.	832.2	28.2%	7.8%
Operating cost and expenses:
Network operating costs		(383.8)		(316.6)		(299.0)	21.2%	5.9%
Selling, general and administrative expenses		(468.3)		(386.9)		(419.0)	21.0%	(7.7)%
Depreciation and amortization		(281.6)		(346.0)		(365.4)	(18.6)%	(5.3)%

Total operating cost and expenses	Ps.	(1,133.7)	Ps.	(1,049.5)	Ps.	(1,083.4)	8.0%	(3.1)%
Operating profit (loss)	Ps.	16.8	Ps.	(152.4)	Ps.	(251.2)	(111.0)%	(39.3)%
Integral (income) cost of financing		(55.1)		48.9		(133.7)	(212.7)%	(136.6)%
Special item		(15.4)		0.0		0.0	n/a	n/a
Other income
(expense), net		9.0		(0.8)		(0.2)	(1225.0)%	300.0%
Taxes		(26.6)		(29.0)		(14.0)	(8.3)%	107.1%

Net loss for the year	Ps.	(71.3)	Ps.	(133.3)	Ps.	(399.1)	(46.5)%	(66.6)%

Year ended December 31, 2005 compared to year ended December 31, 2004

Net revenues

Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 4.r. to the consolidated financial statements included in this annual report for an explanation of how we recognize revenues.

Our net revenues increased 28.2% in 2005 as compared to 2004, from Ps.897.2 million in 2004 to Ps.1,150.5 million in 2005.

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

Wholesale revenues increased by 47.4%, from Ps.114.6 million in 2004 to Ps.168.9 million in 2005. This increase was primarily due to a 20.6% increase in traffic from 980.6 millions minutes in 2004 to 1,183.1 millions minutes in 2005 together with a 22% increase in the average cost per minute.

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

Our operating costs and expenses were Ps.1,133.7 million in 2005, a 8.0% increase as compared to Ps.1,049.5 million in 2004. This increase was primarily due to:

•	a Ps.53.0 million, or 23.9%, increase in network operating services resulting mainly from (i) a Ps.30.4 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic, together with a Ps13.7 million increase in long distance interconnection as a result of increased long distance traffic, (ii) Ps.6.0 million costs associated with the operation of the CATV network, (iii) Ps.4.0 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of the growth of our network, and, (iv) Ps.1.0 million lower other costs, primarily the reduction of internet service costs as a result of lower rates obtained from new suppliers of internet access;

•	a Ps9.8 million, or 11.8% increase in technical expenses primarily due to (i) a 12.2% increase, or Ps$4.3 million in maintenance as a result of our larger telephone network, (ii) a Ps$2.2 million, or 7.8% increase in leases of sites and expenses related to the operation of our telephone network, and (iii) Ps.3.3 million in other expenses;

•	a Ps.64.4 million, or 18.6%, decrease in depreciation and amortization mainly related to the modification of the remaining useful lives and recalculation of the depreciation for the year 2005; and

•	a Ps.4.3 million, or 37.3%, increase in installation expenses basically as a result of lines installed on the CATV network. As a result of competitive pressures we have waived and will waive installation charges to our customers (we record installation expense at the time of installation only when we bill our customers for installation fees, and during 2004 and 2005 we waived installation fees in many instances due to competitive pressures), otherwise we capitalize and amortize the installation costs.

Selling, general and administrative expenses increased Ps.81.4 million, or 21.0% primarily due to (i) Ps.58.0 million higher salaries, wages and benefits related to increased headcount, (ii) a Ps.19.6 million pesos increase in sales commissions as a result of higher gross installed lines from 63,074 in 2004 to 82,113 in 2005, (iii) a Ps.7.8 million increase in fees paid to external advisors, and (iv) a Ps. 11.3 million decrease in other general and administrative expenses.

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

Integral cost of financing

Our integral cost of financing was a negative Ps.55.0 million in 2005, a 212.7% decrease as compared to positive Ps.48.8 million in 2004. The following table sets forth our integral cost of financing for the periods under review:

	Year Ended December 31
	2005		2004
	(In millions)

Interest paid — Net	Ps.	(97.1)	Ps.	(38.7)
Exchange gain (loss) — Net		20.0		(1.5)
Gain on monetary position		22.1		89.0

Integral cost of financing	Ps.	(55.0)	Ps.	48.8

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

Year ended December 31, 2004 compared to year ended December 31, 2003

Net revenues

Our net revenues increased 7.8% in 2004 as compared to 2003, from Ps.832.3 million in 2003 to Ps.897.2 million in 2004. This increase was primarily due to 13.3% increase in the average number of voice lines in service (excluding public telephony lines) from 125,723 in 2003 to 142,439 in 2004, as we continued the buildout of our network infrastructure. The increase in voice lines produced a 0.7% increase in monthly fee revenues (from Ps.320.1 million in 2003 to Ps.322.4 million in 2004) and a 9.0% increase in overall usage fees (from Ps.344.1 million in 2003 to Ps.375.2 million in 2004).

Wholesale revenues increased by 24.0%, from Ps.92.4 million in 2003 to Ps.114.6 million in 2004. This increase was primarily due to a 54.5% increase in traffic from 634.0 million minutes in 2003 to 980.6 million minutes in 2004, partially offset by a 13.0% decrease in the average cost per minute.

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

Operating costs and expenses

Our operating costs and expenses were Ps.1,049.5 million in 2004, a 3.1% decrease as compared to Ps.1,083.4 million in 2003. This decrease was primarily due to:

•	a Ps.15.7 million, or 7.6% increase in network operating costs resulting mainly from (i) a Ps.14.5 million increase in local-to-mobile interconnection costs associated with significant increases in local-to-mobile traffic, partially offset by a Ps.4.5 million decrease in long distance interconnection as a result of lower per-minute rates obtained from several carriers and improved routing of our long distance traffic, (ii) Ps.6.6 million increase in costs related to the lease of circuits required for our backbone and last mile connectivity as a result of the growth of our network, and (iii) Ps.0.9 million lower other costs, primarily the reduction of internet service costs as a result of lower rates obtained from new suppliers of internet access;

•	a Ps. 17.6 million or 26.7% increase in technical expenses primarily due to (i) a 46.9% increase, or Ps.11.3 million in maintenance as a result of our larger telephone network, and (ii) a Ps. 6.3 million, or 15.1% increase in leases of sites and expenses related to the operation of our network;

•	a Ps.19.3 million, or 5.3% decrease in depreciation and amortization related to the termination of the depreciation of some assets with short expected life period such as electronic and computing equipment and software; and

•	a Ps.15.7 million, or 57.4% reduction in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we record installation expense at the time of installation only when we bill our customers for installation fees, and during 2003 and 2004 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize such costs on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expires in October 2017.

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

These savings were offset partially by (i) a Ps.10.4 million, or 244.1% increase in advertising expenses, as we initiated advertising campaigns in new clusters, (ii) a Ps.2.9 million, or 11.0% increase in sales commissions, as a result of a 17.6% increase in gross installed lines from 53,655 in 2003 to 63,071 in 2004, (iii) Ps. 2.7 million, or 71.6% decrease in reserve for obsolete equipment as we sold obsolete equipment in 2004, (iv) Ps. 2.4 million, or 8.8% increase in general selling and administrative expenses, (v) Ps. 1.7 million or 453.1% in market research expenses; and, (vi) a Ps.1.2 million increase in maintenance expenses.

Integral cost of financing

Our integral cost of financing was Ps.48.8 million in 2004, a 136.5% decrease as compared to positive Ps.133.7 million in 2003. The following table sets forth our integral cost of financing for the periods under review:

	Year Ended December 31
	2004		2003
	(In millions)

Interest paid — Net	Ps.	(38.7)	Ps.	(28.3)
Exchange gain (loss) — Net		(1.5)		(188.2)
Gain on monetary position		89.0		82.8

Integral cost of financing	Ps.	48.8	Ps.	133.7

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

These factors of financing costs were partially offset by (i) a Ps.4.7 million increase in interest expense associated with financing from vendors and, (ii) a Ps.5.7 million higher bank commissions, net of interest on cash balances.

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

Revenues from interconnections services are recognized on an accrual basis. We have entered into agreements with several telephone companies under the “Bill and Keep” compensatory agreement scheme. Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed a determined percentage, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds that percentage in any given month, the net user will be subject to a per minute charge. The percentage of imbalance was 70% for the period February 25, 1999 to December 31, 2002, 30% for January 1, 2003 to August 31, 2004, 18% for August 1 to December 31, 2004 and 15% as of January 2005. In the event that we fail to maintain a significant percentage of residential users, the compensatory agreement will be terminated and asymmetric interconnection rates could be applied.

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

NIF A-2 “Basic postulates”

NIF A-3 “User needs and objectives of financial statements”

NIF A-4 “Qualitative features of financial statements”

NIF A-5 “Basic elements of financial statements”

NIF A-6 “Recognition and valuation”

NIF A-7 “Presentation and disclosure”

NIF A-8 “Supplementary”

NIF B-1 “Accounting changes and correction of errors”

B.	Liquidity and capital resources

Financing sources and liquidity

We financed our start-up costs through capital contributions and vendor financing, as described below:

•	U.S.$100.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase Lucent Technologies equipment. We used U.S.$72.3 million of proceeds from the sale of the 13 3/4 notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$20.0 million vendor financing facility from Nissho Iwai American Corporation, bearing an annual interest rate of three-month LIBOR plus 4.15% due August 12, 2005. Funds from this facility were used to purchase NEC equipment. We used U.S.$13.9 million of proceeds from the sale of the 13 3/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$18.7 million vendor financing from Hewlett Packard de México, bearing an annual interest rate of three-month LIBOR plus 4.15% due November 25, 2005. We used U.S.$16.3 million of proceeds from the sale of the 133/4% notes on March 17, 2000 to repay all amounts outstanding in full and terminated this facility.

•	U.S.$70.0 million raised from private equity investors since inception through May 1998.

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

On October 8, 2004, we consummated an exchange offer and consent solicitation, hereinafter referred to as the “2004 recapitalization.” The purpose was to improve our leverage and capital structure, in order to attract additional investments and access multiple opportunities for future growth. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$162,505,711 in principal amount of old notes in exchange for an aggregate of (i) U.S.$36,117,789 in principal amount of new notes due 2009, bearing an annual interest rate of 4.00% from October 8, 2004 through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 though October 14, 2006, 9.25% from October 5, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and (ii) 101,110,338 shares of our Series N-1 Preferred Shares;

•	Maxcom received consents to the amendment of certain restrictive covenants of the indenture governing the old notes representing 92.0% of the total principal amount of outstanding old notes (other than old notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.

As a result of the 2004 recapitalization, debt maturity dates of our debt will be as follows:

	DEBT MATURITY DATES
	March-07	April-07	October-09	Total
	(Thousands of U.S. Dollars)

Before October 8, 2004:
13 3/4% notes		11,590		11,590
old notes	167,624			167,624

Total	167,624	11,590		179,214

After October 8, 2004:
13 3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

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

On April 13, 2005 we obtained a credit line from Ixe Banco of Ps.100.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The terms require average monthly principal payments of Ps.4.2 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract is for 24 months and the due date is April 30, 2007. On July 14, 2005 we repaid Ps.50.0 million of the principal amounts. The average monthly principal payments were reduced to Ps.2.0 million and the due date has no change.

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

On October 21, 2005 we obtained a credit line from Banco Mercantil del Norte of Ps.240.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The term of the line of credit is 48 months with a disbursement period of 8 months. This line of credit is due on October 20, 2009. Each disbursement will be payable in equal monthly installments for the remaining term of the line of credit. We have disbursed Ps.76.3 million and are currently negotiating the extension of the disbursement period.

On October 25, 2005 we obtained a credit line from Ixe Banco of Ps.50.0 million with a monthly interest rate of TIIE plus 3.0 additional percentage points. The terms require average monthly principal payments of Ps.2.6 million in accordance with the amortization table set forth in the contract plus accrued interest. The term of the contract is for 19 months and the due date is April 30, 2007.

Pursuant to our credit lines with Ixe Banco and Banco Mercantil del Norte, our daily collections are subject to a restricted cash arrangement. These collections are deposited in a collection trust receiving all the proceeds from our daily collections coming from customers paying through bank deposits on accounts specially linked to the collection trust. During the first fifteen calendar days of every month a fixed percentage of the collections is restricted until the monthly installments of the three facilities are completed. This amount is then paid to each of our creditor banks on the specific principal payment date. The remaining funds from collections are transferred to our operating banking accounts.

Indebtedness

Our consolidated debt at December 31, 2005 was Ps.874.1 million (including Ps.1.0 million of debt discount related to the issuance of detachable warrants), of which Ps.656.0 million was long-term debt. Ps.576.9 million of our consolidated debt outstanding at December 31, 2005 was denominated in U.S. dollars and Ps.297.2 million was denominated in Mexican pesos.

The following table presents a breakdown of our consolidated debt for 2005 and 2004.

	Year Ended December 31
	2005		2004
	(In millions)

SHORT TERM COMMERCIAL PAPER DENOMINATED IN PESOS
Short term commercial paper	Ps.	150,000
Accrued interest		1,500

Total short term commercial paper denominated in pesos	Ps.	151,500

BANK LOANS DENOMINATED IN PESOS
Short-term portion:
IXE Banco, S. A	Ps.	47,573
Banco Mercantil del Norte, S. A		19,075
Banco Santander Serfin, S. A			Ps.	150,443

Total short term	Ps.	66,648	Ps.	150,443
Long-term portion:
IXE Banco, S. A	Ps.	25,026	Ps.
Banco Mercantil del Norte, S. A		54,046
Banco Santander Serfin, S. A				28,711

Total long term	Ps.	79,072	Ps.	28,711

Total bank loans denominated in pesos	Ps.	145,720	Ps.	179,154

	Year Ended December 31
	2005		2004
	(In millions)

LONG TERM PAYABLE BONDS DENOMINATED IN U.S. DOLLARS
$5,118 old notes (issued in connection with the 2002 recapitalization) with maturity in 2007, bearing interest at 0% until March of 2006, and as of the last year, will bear interest at a rate of 10%	Ps.	54,818	Ps.	59,573
$36,118 new notes (issued in connection with 2004 recapitalization) bearing a variable interest rate of 4% to 11.25% until October of 2009		386,853		420,420
$11,590: 13 3/4 notes (issued on March the 17th of 2000) bearing interest at a rate of 13.75%, with maturity date on April the 1st of 2007		124,139		134,910
Accrued interest		12,103		8,793
Less: Discount (net of accumulated amortization)		(1,005)		(1,684)

Total Long term payable bonds denominated in U.S. dollars	Ps.	576,908	Ps.	622,012

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

As a result of the October 8, 2004 debt restructuring, debt maturity dates of our debt will be as follows:

	Debt Maturity Dates
	March-07	April-07	October-09	Total
	(Thousands of U.S. Dollars)

Before the 2004 recapitalization:
13 3/4% notes		11,590		11,590
old notes	167,624			167,624

Total	167,624	11,590		179,214

After the 2004 recapitalization:
13 3/4% notes		11,590		11,590
old notes	5,118			5,118
new notes			36,118	36,118

Total	5,118	11,590	36,118	52,826

The indenture governing the old notes (the “Old Indenture”) and the indenture governing the new notes (the “New Indenture”) restrict our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00, in each case after giving effect to the proposed incurrence of indebtedness. Pursuant to the amendments to the old indenture, we only have the ability to incur up to an aggregate of U.S.$150 million of certain types of permitted indebtedness outstanding at any one time (including the new notes, old notes and the 13 3/4% notes) prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets. Additionally, pursuant to the amendments to the Old Indenture the covenants restricting our ability to pledge our assets as security for financing were amended to allow us to secure up to an additional U.S.$50 million of liens on our assets. The covenant limiting our restricted payments, permitted investments and affiliate transactions was amended to allow us to securitize our assets, including our accounts receivable. The covenant restricting our ability to enter into sale/leaseback transactions was removed.

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

Resources from Operating, Financing and Investing activities

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2001, 2002, 2003, 2004 and 2005, our earnings were insufficient to cover our fixed charges by Ps.785.8 million (U.S.$73.9 million), Ps.819.5 million (U.S.$77.1 million), Ps.384.4 million (U.S.$36.2 million), Ps.103.8 million (U.S.$9.8 million) and Ps.44.2 million (U.S.$4.2 million), respectively.

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

For the year ended December 31, 2004, net resources used in operating activities amounted to Ps.276.7 million compared to a negative Ps.51.2 million for the year ended December 31, 2003. The increase in 2004 from 2003 was mainly attributable to a Ps.225.5 million higher resources coming from a decrease in losses from operations, Ps.76.4 million higher resources coming from an increase in restricted cash, liabilities and other assets, mainly attributable to:

(i) Ps.18.8 million higher resources coming from an increase in restricted cash under the Banco Santander financing. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”, and

(ii) (ii) Ps.95.3 million higher resources coming from an increase in short term liabilities,

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

For the year ended December 31, 2004, net resources generated by financing activities amounted to Ps.99.5 million, driven by a Ps. 179.2 million increase in bank financing as a result of the financing obtained from Banco Santander. See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital Resources — Financing Resources and Liquidity”, partially offset by the non-cash effect of the 2004 recapitalization See “Item 5. Operating and Financial Review and Prospects — B Liquidity and Capital resources — Financing Resources and Liquidity” comprised by i) a Ps. 1,987.6 million decrease in old notes, ii) a Ps.420.4 million increase in new notes; and, iii) a Ps. 595.9 million and Ps. 893.9 million increase on issuance of capital stock and additional paid-in capital from the exchange U.S.$126.4 million old notes for 96.8 million N-1 and 4.3 million B-1 series shares. This increase in resources generated by financing activities in 2004 compares to resources provided of Ps.100.9 million for the year ended December 31, 2003, due primarily to the inflationary effect (non-cash).

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

The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

									2010 &
	2006		2007		2008		2009		thereafter
	(In thousands of Pesos)

Facilities	Ps.	4,822	Ps.	4,695	Ps.	2,900	Ps.	1,407	Ps.	6,303
Sites		16,437		12,600		11,017		7,433		21,748
Poles		7,866		7,866		7,866		7,866		7,866
Others		2,197		—		—		—		—

Total	Ps.	31,322	Ps.	25,161	Ps.	21,783	Ps.	16,706	Ps.	35,917

The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	Thereafter
		(In thousands of U.S. dollars)

Corporate headquarters	$1,759	$1,806	$1,849	$1,897	$5,981
Sites	385	385	360	112	90

Total	$2,144	$2,191	$2,209	$2,009	$6,071

The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

									2010 &
	2006		2007		2008		2009		thereafter
			(In thousands of Pesos)

Corporate equipment(1)	Ps.	244	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Network(1)		540		—		—		—		—

Total	Ps.	784	Ps.		Ps.		Ps.		Ps.

(1)	Renewal on an annual basis.

The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	thereafter
	(In thousands of U.S. dollars)

Telephone equipment(1)	$1,800	$—	$—	$—	$—
Fiber optic	882	882	882	882	10,579	(2)
Software(1)	1,255	—	—	—	—

Total	$3,937	$882	$882	$882	$10,579

(1)	Renewal on an annual basis.

(2)	Included until 2022.

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

The schedule of future minimum payments in pesos is as follows:

2006	Ps.	4,032
2007		3,645
2008 and thereafter:		3,324

Total(*)	Ps.	11,001

(*)	Includes interest to be accrued in Ps.2,279.

The schedule of future minimum payments in U.S. dollars is as follows:

2006	$879
2007	363
2008 and thereafter:	134

Total(*)	$1,376

(*)	Includes interest to be accrued in $7.

The following table presents our debt obligations denominated in dollars for the periods indicated:

				2010 &
	March-07	April-07	October-09	thereafter
	(Thousands of U.S. Dollars)

Before October 8, 2004:
13.3/4% notes	—	11,590	—	—
old notes	167,624	—	—	—
Total	167,624	11,590	—	—
After October 8, 2004:
13.3/4% notes	—	11,590	—	—
old notes	5,118	—	—	5,118
new notes	—	—	36,118	36,118
Total	5,118	11,590	36,118	52,826

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

For 2006, we plan to make capital expenditures of U.S.$71.3 million, mainly to continue to build out of our network. Of this total amount, we had already spent Ps.184.1 million (U.S.$16.8 million) by March 31, 2006. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.

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

Our current financial constraints (including the insufficiency of our earnings to cover fixed charges and the uncertainty as to the availability of financing) has and may continue to negatively affect our plans for growth, including the buildout of our network. See “Item 3. Key Information — D. Risk Factors — We may need additional financing.”

E.	Off — balance sheet arrangements

Maxcom has no off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

	2006		2007		2008		2009		2010 & thereafter
	(In thousands of Pesos)

Facilities	Ps.	4,822	Ps.	4,695	Ps.	2,900	Ps.	1,407	Ps.	6,303
Sites		16,437		12,600		11,017		7,433		21,748
Poles		7,866		7,866		7,866		7,866		7,866
Others		2,197

Total	Ps.	31,322	Ps.	25,161	Ps.	21,783	Ps.	16,706	Ps.	35,917

The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2010 &
	2006	2007	2008	2009	Thereafter
	(In thousands of U.S. dollars)

Corporate headquarters	$1,759	$1,806	$1,849	$1,897	$5,981
Sites	385	385	360	112	90
Poles Others

Total	$2,144	$2,191	$2,209	$2,009	$6,071

The following table presents our minimum contractual operating maintenance obligations denominated in Pesos for the periods indicated:

						2010 &
	2006		2007	2008	2009	thereafter
	(In thousands of Pesos)

Corporate equipment(1)	Ps.	244	Ps.	Ps.	Ps.	Ps.
Network(1)		540

Total	Ps.	784	Ps.	Ps.	Ps.	Ps.

(1)	Renewal on an annual basis.

The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

								2010 &
	2006	2007		2008		2009		Thereafter
	(In thousands of U.S. dollars)

Telephone equipment(1)	$1,800	$		$		$		$
Fiber optic	882		882		882		882	10,579	(2)
Software(1)	1,255

Total	$3,937		$882		$882		$882	$10,579

(1)	Renewal on an annual basis.

(2)	Included until 2022.

The following table presents our contractual financial lease obligations denominated in Pesos and dollars for the periods indicated:

			2008 &
	2006	2007	Thereafter

Denominated in Pesos	4,032	3,645	3,324
Denominated in dollars	879	363	134

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is responsible for the management of our business. The current members of the board of directors were elected at a shareholders’ meeting held on August 30, 2005. Pursuant to the 2002 recapitalization described in “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders and share ownership — The capital restructuring,” our series A and A-1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B-1 shareholders, voting together as a class. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders and share ownership — Securityholders agreement,”, the four series B and B-1 directors are now selected from among nominees proposed by Nexus — Maxcom Holdings I, LLP, a major shareholder which we refer to in this annual report as “Nexus.”

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

Miguel Sepúlveda Martínez, María Elena Aguirre Gómez, Raul Guijarro de Pablo, Gilberto Solis Silva and María Trinidad Aguirre Gómez serve as alternate Series A and A-1 directors during the absence of Adrian Aguirre Gómez, Lauro Gonzalez Moreno, Maria Guadalupe Aguirre Gómez, Rodrigo Guerra Botello and Marco Provencio.

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

On February 2004 our Chief Engineering Officer resigned. We have consolidated the responsibilities of this area with the vice president of operation. On November 2004 our Human Resources Vice president resigned.

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

A.  Major shareholders and share ownership

The following table presents the equity structure and the major shareholders of Maxcom as of the date of this annual report:

	Shareholders
		Banc America
	Aguirre Gómez	Equity	Other
Shares	Family(1)	Partners(2)	Investors	Subtotal

Series A Shares
Number of shares	4,508,644	—	—	4,508,644
Percentage owned	100.00%	—	—	100.00%
Series A-1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.00%	—	—	100.00%
Series B-1 Shares
Number of shares	—	10,089,375	92,575	10,181,950
Percentage owned	—	99.09%	0.91%	100.00%
Series N Shares
Number of shares	42,052	3,505,738	5,314,044 (4)	8,861,834
Percentage owned	0.47%	39.56%	59.97%	100.00%
Series N-1 Shares
Number of shares	—	217,207,981	3,506,893 (4)	220,714,874
Percentage owned	—	98.41%	1.59%	100.00%
Series N-2 Shares(3)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.00%	100.00%

Total
Number of shares	10,639,592	230,803,094	35,781,332	277,224,018
Percentage owned	3.84%	83.26%	12.91%	100.00%

(1)	The shares of Maxcom controlled by the Aguirre Gomez family are held individually or through trusts or corporations (Adrian Aguirre Gomez 1,254,997 Series A, 1,522,224 Series A-1 and 42,052 Series N Shares; Maria Guadalupe Aguirre Gomez 1,084,549 Series A, 1,522,224 Series A-1 Shares, Maria Elena Aguirre Gómez 1,084,549 Series A, 1,522,224 Series A-1 Shares 1,084,548 Series A, 1,522,224 Series A-1 Shares and Maria Trinidad Aguirre Gómez 1,084,549 Series A, 1,522,224 Series A-1 Shares). As part of the 2004 restructuring, the Aguirre Gùomez family exchanged i) 1,226,373 of our series B common shares for 1,226,373 of our series A common shares, and ii) 2,055,843 of our series N shares for 2,055,843 of our series A shares.

(2)	The shares of Maxcom controlled by Banc America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 166,408,377 shares or approximately 60.3% of the total outstanding capital stock, (ii) BASCF-Maxcom Holding I, LLC which holds 60,888,979 shares or approximately 21.96% of the total outstanding capital stock, (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares or approximately 1.14%, and (iv) BankAmerica Investment Corporation, which holds approximately 0.13% of the total outstanding capital stock. As part of the 2004 restructuring the entities controlled by Banc America Equity Partners exchanged 4,333,741 of our series N-1 shares for 4,333,741 of our series B-1 shares.

(3)	The series N-2 shares were originally issued to the bondholders who participated in our debt restructuring. During 2003 Nexus — Maxcom Holdings I, LLC acquired an amount of approximately 75% of the old notes, as well as a similar percentage of series N-2 shares, which are now beneficially owned by Nexus — Maxcom Holdings I, LLC. See “Item 5 — Operating and Financial Review and Prospects — Debt restructuring and recapitalization.” Additionally, during 2003 Nexus — Maxcom Holdings I, LLC acquired Series B-1 and N-1 shares previously held by Morgan Stanley Asset Management, Caxton International and Credit Suisse First Boston Corporation.

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

Although the Aguirre Gómez family holds 51.00% of the voting stock through the series A and A-1 shares, and has the power to elect the majority of the board of directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under ‘‘ — Securityholders agreement.” The holders of our series B stock and series B-1 preferred shares voting together have the right to elect four directors of our nine-member board of directors. However, pursuant to the terms of the securityholders agreement, the series B and B-1 director are elected from among nominees proposed by Nexus.

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

		Type	Exercise
	Number of	of	Price	Expiration
Name of Option Holder	Options	Share	per Share	Date
			(US$)

Bachow & Associates, Inc. (strategic assistance services)(1)	442,312	N	3.60		(9)
Amsterdam Pacific LLC	24,426	N	8.70	Not Applicable
1998-2000 Executive Stock Option Plan	575,000	N	8.70 to 12.55	2014
2001-2003 Executive Stock Option Plan(8)	17,998,500	N-1	0.50	2015
UBS Warburg LLC(2)	89,244	N	0.01	2007
Donaldson, Lufkin & Jenrette Securities Corporation(2)	22,312	N	0.01	2007
13 3/4% notes warrantholders(3)	764,938	N	0.01	2007
Adrián Aguirre(4)	3,626,959	N-1	0.49	2012
Signing bonus reserve for new officers	246,215	N-1	0.01	Not Applicable
BAS Capital Funding Corporation (management services)(5)	249,781	N-1	0.01	Not Applicable
BankAmerica Investment Corporation (management services)(6)	27,754	N-1	0.01	Not Applicable
Bachow & Associates, Inc. (management services)(7)	277,535	N-1	0.01	Not Applicable
Directors and committee members compensation	684,199	N-1	0.01	1 year after granting
Total	24,929,175

(1)	We issued options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to our 2002 recapitalization, we issued options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduced the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(2)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our 13 3/4% notes and warrants.

(3)	These warrants were issued as part of the March 2000 offering of our units comprised of our 13 3/4% notes and warrants.

(4)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.55 per share pursuant to the old executive stock option plan described in “Management — Compensation — Old Executive Stock Option Plan.” Pursuant to our 2002 recapitalization, we issued options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and reduced the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection. Pursuant to a shareholders meeting held on December 17, 2004 we authorized an amendment to the existing options and warrants issued in connection with employee compensation plans or management services to change the underlying value of the options from N to N-1 preferred shares.

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

In addition, the new securityholders agreement provides, among other things, approval of key matters (which will require the affirmative vote of both Nexus and the board, including the approval of at least one director designated by Nexus), restrictions on transfers, rights of first offer, participation rights, and rights and obligations with respect to public offerings. For further description of corresponding provisions of the proposed by-laws see “Item 10. Additional Information — B. Memorandum and articles of association.”

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

During the life of this Agreement, CT Global earned options to purchase our shares as incentive compensation for meeting certain start-up and operational targets. As part of the 2002 recapitalization described in “—A. Major shareholders and share ownership — The capital restructuring,” we authorized the issuance of options in favor of CT Global to purchase up to 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. See “—A. Major shareholders and share ownership — Outstanding options and warrants.”

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

As part of the 2002 recapitalization described in “— A.  Major shareholders and share ownership—The capital restructuring,” we authorized the issuance to the same partners of options to purchase 461,069 series N shares at an exercise price of U.S.$0.01 per share partial anti-dilution protection. See “— A. Major shareholders and share ownership — Outstanding options and warrants.”

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

In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.218,027 (Ps.214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps.218,027 (Ps.214,588 Nominal) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

C.	Interest of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See Item 18.

Legal proceedings

Significant unpaid receivable

We have initiated criminal and commercial actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps.6.4 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost reduction measures. See “Item 3. Key Information — D. Risk factors — Factors relating to the Mexican telecommunications industry — Fraud increases our expenses.” Fraud on payment of labor quotas to the Mexican Institute of Social Security (IMSS).

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

Except for the recapitalizations described in “Item 5. Operating and Financial Review and Prospects — Debt restructuring and recapitalization,” no significant change has occurred affecting our results or financial conditions since December 31, 2004.

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

Board of Directors

Our board of directors is composed of nine members, five of whom are designated by the holders of series A shares and series A-1 preferred shares and four of whom are designated by the holders of series B shares and series B-1 preferred shares. Pursuant to the terms of the securityholders agreement described in “Item 7. Major Shareholders and Related Party Transaction — A. Major shareholders and share ownership — Securityholders agreement,” each series B and B-1 director must be elected from nominees selected by Nexus. One alternate is also designated for each member of the board of directors.

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

The series N-2 preferred shares are held in a limited purpose trust administered by Banco Nacional de México, S.A., who is also the holder of record. The CPO trust is managed by a technical committee, a majority of the members of which is appointed or designated by Maxcom, which has the authority to direct the trustee to, among other things, waive any applicable preemptive rights. See “— Description of the CPO trust” below.

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

Transfer of CPOs and transfer restrictions

The series N-2 preferred shares and any shares of capital stock into which series N-2 preferred shares is converted is deposited in the CPO trust and may not be transferred separate from the CPOs representing such securities. The CPOs may be transferred without restriction under U.S. federal securities laws by persons who are not affiliates of Maxcom. However, no market currently exists for the CPOs and we do not currently plan to list the CPOs on any exchange for trading. In certain circumstances we may be required to list the CPOs on a securities exchange and to cooperate one time only with efforts of holders of the CPOs to effect an underwritten offering. We may impose limitations on the transfer of CPOs for a period after the consummation of a qualified public offering. See “— Rights and obligations with respect to public offerings.”

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

There are certain exceptions to the transfer restrictions in our bylaws. These exceptions apply to (i) transfers by BAS Capital Funding Corporation or BASCF — Maxcom Holdings I, LLC with respect to any preferred share acquired by them pursuant to our restructuring and private equity investment, (ii) transfers as a result of inheritance, and (iii) transfers among shareholders and their qualified affiliates.

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

Voting and economic rights

The holders of CPOs are not entitled to directly exercise any voting or economic rights with respect to the deposited securities. Such voting rights are exercisable only by the CPO trustee pursuant to the instructions of the holders of CPOs. The holders of CPOs will be entitled to receive dividend distributions, if any, from Maxcom through the CPO trustee. DTC will receive the distributions and will make distributions to the beneficial owners of the CPOs. In the event of a forced sale the trustee of the CPO trust will cause the series N-2 preferred shares to be delivered in connection with any such sale and will distribute to the record holder of the CPOs the proceeds from such sale subject to any holdbacks required pursuant to the terms of any such sale. The CPO trustee will also deliver deposited securities in connection with the exercise of the co-sale rights and will distribute to the record holders of the CPOs the proceeds from sale subject to any holdbacks required pursuant to the terms of any such sale. See “— Co-sale rights and forced sale obligations” above.

If a distribution by Maxcom consists of a dividend in shares, such shares will be transferred to the CPO trustee, and held in the CPO trust, and the CPO trustee will distribute to the holders of CPOs in proportion to their holdings, additional CPOs to represent the additional deposited securities received by the CPO trustee as such dividend.

The holders representing a majority of the outstanding CPOs will be entitled to appoint the board observer, or in certain circumstances, a member of the board of directors. See “— Board of Directors.”

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

Concessions

In February 1997, we obtained a concession to provide local telephony services covering Mexico City and the Gulf region and long distance services nationwide from the Mexican government. We also obtained a nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997. In September 2001, our local telephony concession was expanded to cover all of Mexico. For a description of our concessions, see “Item 4. Information on the Company — B. Business review — Supervision and regulation of the Mexican telecommunications industry — Our concessions.”

Interconnection agreements

In November 1998, we entered into a local interconnection agreement with Telmex which was amended and extended on December 2003 and August 5, 2004. We have also signed reciprocal interconnection agreements with mobile telephony providers Telcel, Grupo Iusacell and Telefonica Moviles. Finally, we have signed long distance interconnection agreements with Telmex, Alestra, Bestel, Protel and Iusatel. For a description of these interconnection agreements, see “Item 4. Information on the Company — B. Business review — Supervision and regulation of the Mexican telecommunication industry — Interconnection.”

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

CPO trust agreement

On April 25, 2002, Maxcom and its shareholders executed an irrevocable trust agreement with Banco Nacional de México, S.A. acting as trustee for the issuance of ordinary participation certificates, also known as “CPOs,” each representing one series N-2 share of the capital stock of Maxcom with liquidation preference rights. For a description of this agreement, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Description of the CPO Trust.”

Securityholders’ agreement

On April 29, 2002, Maxcom executed an amended and restated securityholders’ agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom. For a description of the securityholders’ agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders and share ownership — Securityholders agreement.”

Spin-off and sale of subsidiary

On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps. 8.4 million of assets, Ps. 8.3 million of liabilities and Ps. 0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.

In a subsequent transaction with the Company’s shareholders, the Company reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps. 218,027 (Ps. 214,000 Nominal), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, the Company sold Mijolife, S.A. de C.V. to a third party for Ps. 218,027 (Ps. 214,588 Nominal) in cash with no resulting gain or loss. Ps. 15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

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

Your issue price in respect of the new notes received in the exchange will depend on whether either the old notes surrendered or the new notes received were “publicly-traded” as of the date of the 2004 exchange. If as of the date the 2004 exchange offer was consummated, the new notes were “traded on an established securities market” within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the 2004 exchange offer was consummated, then the issue price of such notes would equal the fair market value established by such trading. If the new notes were not so traded, but the old notes were so traded, then the issue price of the new notes would equal the fair market value, established by such trading, of the old notes. If neither the new notes nor the old notes were so traded, the issue price of the new notes generally would be the stated principal amount of such notes.

It could not be determined whether the new notes or the old notes were, at the relevant times, traded on an established securities market within the meaning of the applicable regulations. The relevant Treasury Regulations are complex and highly detailed in defining the phrase “traded on an established market.” For example, it is possible that the new notes would have been treated as so traded not only if they are listed on an exchange, but also if transfers of such new notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your old notes or new notes may qualify for this purpose as “traded on an established market.”

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

The Jobs Growth Tax Relief Reconciliation Act of 2003, as amended since its enactment, generally lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2010. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program, and such corporation is eligible for benefits of such income tax treatment. The Secretary of the Treasury has indicated that the income tax treaty between the United States and Mexico (see “— Mexican Taxation — United States/Mexico and other tax treaties”) would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the CPOs will not be treated as readily tradable on an established securities market in the United States. You are urged to consult your tax advisor regarding this legislative change. A qualified foreign corporation, however, does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company”, as discussed below.

Sale, redemption or other taxable disposition of the CPOs.  Subject to the “passive foreign investment company” rules discussed below, generally, you will, upon the sale, redemption or other taxable disposition of your CPOs, recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and fair market value of property received therefore (if the amount received is denominated in foreign currency other than in U.S. dollars, then its U.S. dollar equivalent determined at the spot rate on the date of the disposition) and (ii) your tax basis in your CPOs (in U.S. dollars) as determined in “Sale, exchange or retirement of a Note — Adjusted tax basis of the old notes and the CPOs.”

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

Taxation of additional amounts.  We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in “Description of the Notes — Additional amounts”) to the holders of the notes in respect of the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the notes.

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

To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our new headquarters building is denominated in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources — Other contractual obligations” for a description of our contractual operating lease obligations denominated in U.S. dollars.

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

	Year Ended December 31
	2005		2004
	(In millions)

Audit Fees(1)	Ps.	2.7	Ps.	2.6
Taxes Fees and Other Statutory Audit requirements fees(2)		0.7		0.7

Total revenues	Ps.	3.4	Ps.	3.3

(1)	Audit Fees includes fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory quarterly and annual reporting audit requirements.

(2)	Taxes Fees and Other Statutory Audit requirements fees includes fees associated with Mexican statutory audit requirements for tax and other purposes. Taxes Fees and Other Statutory Audit requirements fees also includes fees incurred for assistance with tax planning and compliance matters.

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
					(Unaudited)
					(Note 3)

ASSETS
Current assets:
Cash and Temporary Investments	Ps.	62,189	Ps.	223,423	$20,859
Restricted cash		5,740		—	—

		67,929		223,423	20,859

Accounts receivable:
Clients, net of estimate for doubtful accounts of Ps.86,237 and Ps.65,200 in 2005 and 2004, respectively		120,718		172,139	16,071
Value-added tax refundable		2,684		22,754	2,124
Other accounts receivable		30,523		21,515	2,009

		153,925		216,408	20,204

Inventory, net of reserves for slow moving supply of Ps. 312 and Ps. 353 in 2005 and 2004, respectively		11,688		15,403	1,438
Prepaid expenses — Net		65,996		76,784	7,169

Total current assets		299,538		532,018	49,670
Restricted long term cash (Note 9)		13,105		7,672	716
Frequency rights — Net (Note 5)		97,419		86,102	8,039
Preoperating expenses — Net		158,607		122,305	11,419
Intangible assets — Net (Note 8)		378,330		303,527	28,338
Telephone network systems and equipment — Net (Note 7)		1,783,834		2,082,795	194,456
Other assets:
Labor obligations upon retirement (Note 12)				14,798	1,382
Guaranty deposits		16,684		4,597	429
Other assets		4,928		5,904	551

Total assets	Ps.	2,752,445	Ps.	3,159,718	$295,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans portion (Note 9)	Ps.	150,443	Ps.	66,648	$6,222
Suppliers and other accounts payable		222,757		251,463	23,477
Clients’ deposits		2,677		3,999	373
Commercial paper (Note 10)				151,500	14,144
Other taxes payable		28,839		18,707	1,747

Total current liabilities		404,716		492,317	45,963

Long-term liabilities:
Notes payable — Net (Note 11)		622,012		576,908	53,862
Bank loans (Note 9)		28,711		79,072	7,382
Notes payable		31,652		140,454	13,113
Other accounts payable		28,194		25,620	2,392
Deferred income tax (Note 15)		—		25,971	2,425
Labor obligations upon retirement (Note 12)		—		16,693	1,559
Derivative financial instruments (Notes 4q. and 19)		—		18,837	1,759

Total long-term liabilities		710,569		883,555	82,492

Total liabilities		1,115,285		1,375,872	128,455

Shareholders’ equity (Notes 13 and 18):
Capital stock		2,500,957		2,744,607	256,244
Additional paid-in capital		895,494		219,622	20,505
Net loss for the year		(1,759,291)		(1,180,383)	(110,204)

Total shareholders’ equity		1,637,160		1,783,846	166,545

Commitments and contingencies (Note 16)
Total liabilities and shareholders’ equity	Ps.	2,752,445	Ps.	3,159,718	$295,000

The twenty one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2005, and in thousands of US Dollars (“$”)

	2003		2004		2005		2005
							(Unaudited)
							(Note 3)

Net revenues (Note 17)	Ps.	832,212	Ps.	897,149	Ps.	1,150,472	$107,410

Operating costs and expenses
Network operating costs		298,986		316,606		383,765	35,829
Selling, general and administrative expenses		419,018		386,871		468,270	43,719
Depreciation and amortization		365,411		346,045		281,636	26,294

Total operating costs and expenses		(1,083,415)		(1,049,522)		(1,133,671)	(105,842)

Operating profit (loss)		(251,203)		(152,373)		16,801	1,568

Integral cost (income) of financing:
Interest expense — Net		28,310		38,733		97,123	9,068
Exchange gain (loss) — Net		188,186		1,451		(19,973)	(1,867)
Gain on monetary position		(82,781)		(89,041)		(22,090)	(2,062)

		133,715		(48,857)		55,060	5,139

Other income (expense) — Net		(164)		(818)		8,991	839

Loss before special entry		(385,082)		(104,334)		(29,268)	(2,732)
Special item (Note 2)		—		—		(15,365	(1,435)

Loss before provisions for taxes		(385,082)		(104,334)		(44,633)	(4,167)

Tax provisions for: (Note 15)
Asset tax		13,375		27,835		—	—
Deferred income tax		563		651		25,971	2,484
Current income tax		—		—		635	—
Employees’ profit-sharing		95		483		—	—

		14,033		28,969		26,606	2,484

Net loss for the year	Ps.	(399,115)	Ps.	(133,303)	Ps.	(71,239)	$(6,651)

The twenty-one accompanying notes are an integral part of the consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2005, and in thousands of US Dollars (“$”)

			Additional				Total
	Capital		Paid-in		Accumulated		Shareholders’
	Stock		Capital		Deficit		Equity

Balances at December the 31, 2003	Ps.	1,905,012	Ps.	1,595	Ps.	(1,625,988)	Ps.	280,619
Increase in capital stock arising from debt restructuring (Note 13)		595,945		893,899		—		1,489,844
Net integral loss for the year		—		—		(133,303)		(133,303)

Balances at December 31, 2004		2,500,957		895,494		(1,759,291)		1,637,160
Spin-off effect (Notes 2 and 13)		(650,249)				650,147		(102)
Capitalization of premium on shares subscription		893,899		(893,899)		—		—
Capitalization of liabilities (Note 13)		—		218,027		—		218,027
Net loss for the year		—		—		(71,239)		(71,239)

Balances at December 31, 2005	Ps.	2,744,607	Ps.	219,622	Ps.	(1,180,383)	Ps.	1,783,846

U.S. Dollars (Unaudited) (Note 3)		$256,244		$20,505		$(110,204)		$166,545

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

	2003		2004		2005		2005
							(Unaudited)
							(Note 3)

Operating activities:
Net loss	Ps.	(399,115)	Ps.	(133,303)	Ps.	(71,239)	$(6,651)
Charges to income not affecting resources:
Depreciation and amortization		365,411		346,045		281,636	26,296
Labor obligations upon retirement		—		—		1,895	177
Deferred income tax		—		—		25,971	2,425
(Increase) decrease in:
Accounts receivable — Net		(9,051)		(16,498)		(62,483)	(5,834)
Inventory — Net		1,576		8,368		(3,715)	(347)
Prepaid expenses — Net		(15,716)		(10,030)		(10,788)	(1,007)
Restricted cash, liabilities and others — Net		5,683		82,133		137,297	12,818

Resources arising from (used in) the following operating activities		(51,212)		276,715		298,574	27,877

Financing activities:
Increase in capital stock		—		595,945		—	—
Contributions for future capital increases		1,122		893,898		—	—
Spin-off effect		—		—		(102)	(10)
Capitalization of liabilities		—		—		218,027	20,356
Derivative financial instruments		—		—		18,837	1,759
Benefits of loans and bond payable		100,930		(1,390,376)		72,962	6,812

Resources derived from financing activities		102,052		99,467		309,724	28,917

Investment activities:
Investment in telephone network systems and equipment, net of dispositions		(118,784)		(335,008)		(440,526)	(41,130)
Intangible assets		(17,184)		(33,348)		(17,649)	(1,648)
Other assets		(299)		8,997		11,111	1,037

Resources used in investment activities		(136,267)		(359,359)		(447,064)	(41,741)

Cash and cash equivalents:
Increase (decrease) in cash and temporary investments		(85,427)		16,823		161,234	15,053
Cash and cash equivalents at beginning of year		130,793		45,366		62,189	5,806

Cash and cash equivalents at end of year	Ps.	45,366	Ps.	62,189	Ps.	223,423	$20,859

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTE 3 — BASIS OF PRESENTATION:

a. Consolidation -

The consolidated financial statements include the accounts of Maxcom and its subsidiaries:

Subsidiary Company	Interest %	Line of Business

Corporativo en Telecomunicaciones, S. A. de C. V.	100%	Technical personnel services
Maxcom Servicios Administrativos, S. A. de C. V.	100%	Administrative personnel services
Maxcom SF, S. A. de C. V.	100%	Rendering of financial services
Outsourcing Operadora de Personal, S. A. de C. V.	100%	Operating personnel services
Maxcom T. V., S. A. de C. V.(1)	100%	Cable television services
Maxcom USA, Inc.(1)	100%	International telecommunication Services

(1)	Maxcom T.V. and Maxcom USA are still in the preoperating stage.

All significant balances and transactions between consolidated companies are eliminated in the consolidation process.

b. Convenience translation-

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Institute of Public Accountants (“MIPA”), and are expressed in pesos of purchasing power for the last fiscal year reported.

b. Recognition of the effects of inflation-

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 — RELATED PARTIES:

For the years ended on December 31, related party transactions are analyzed as follows:

	2003		2004		2005

Commissions and administrative services paid to:
Comercializadora Road el Camino, S. A, de C. V.(1)	Ps.	48	Ps.	39	Ps.	1,427
Expenses associated to Bank of America, Co.(2)		212		414		488
Advertising services provided by Difusión Panorámica, S. A. de C. V.(3)		—		91		34
Offices and site lease(4)		262		273		—
Commissions paid to Francisco Adrián Aguirre Palme(5)		—		60		—
Travel expenses in relation to Bachow and Associates, Inc.(6)		277		32		—
Advertising and other administrative services rendered by Operadora Plusgamma, S. A. de C. V.(7)		311		—		—
Travel expenses in relation to CT Global
Telecommunications, Inc. and other expenses(8)		(66)		—		—

(1)	The activity of 2005 and 2004 correspond to sales’ commissions of telephone lines. The transactions carried out during 2003 correspond to administrative services.

(2)	Correspond to expenses relating to the debt restructuring and travel expenses.

(3)	Advertising services paid to Difusión Panorámica, S.A. de C.V.

(4)	The Company leased a site located within the premises of a building that, until 2004, was controlled by the family of one of the shareholders.

(5)	During 2004, the Company incurred expenses of sales’ commissions of telephone lines.

(6)	Travel expenses of certain shareholders.

(7)	Corresponds to an investment in an advertising agreement of $3,000, executed on April of 2003 with Operadora Plusgamma, S.A. de C.V., which shall render such advertising services through Grupo Radio Centro.

(8)	Credit note on travel expenses relating to the attendance of meetings by the Board of Directors.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT — NET:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTE 9 — LONG-TERM BANK LOANS:

As of December the 31, bank loans consist of:

	2004		2005

Short-term portion:
IXE Banco, S. A.(1)	Ps.	—	Ps.	47,573
Banco Mercantil del Norte, S. A.(2)		—		19,075
Banco Santander Serfin, S. A.(3), (4) and (5)		150,443		—

	Ps.	150,443	Ps.	66,648

Long-term portion:
IXE Banco, S. A.(1)	Ps.	—	Ps.	25,026
Banco Mercantil del Norte, S. A.(2)		—		54,046
Banco Santander Serfin, S. A.(3), (4) and (5)		28,711		—

	Ps.	28,711	Ps.	79,072

(1)	The Company has two unsecured credits with IXE Banco, S.A.. One was taken out in April of 2005 for a term of 24 months; the second was taken out in October of 2005 for a term of 19 months. For both credits the monthly interest rate is estimated based on the equilibrium interbank interest rate (EIIR) plus 3.0 percentage points and will be paid-off by equal monthly amortizations of principal and interest on unpaid balances.

(2)	Unsecured line of credit taken out with Banco Mercantil del Norte, S.A., in October of 2005. This line of credit bears monthly interest at an EIIR rate plus 3.0 percentage points. The line of credit was taken out for a term of 48 months.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTE 11 — LONG-TERM PAYABLE BONDS:

As of December      , the debt of long-term payable bonds consisted of:

	2004		2005

$5,118: “Old Bonds” (issued in the year 2002 due to restructuring debt) with maturity in 2007, bearing interest at 0% until March of 2006, and as of the last year, bearing interest at a rate of 10%	Ps.	59,573	Ps.	54,818
$36,118: “New Bonds” (issued in the year 2004 due to restructuring debt) bearing a variable interest rate of 4% to 11.25% until October of 2009		420,420		386,853
$11,590: “B Series Bonds” (issued on March the 17th of 2000) bearing interest at a rate of 13.75%, with maturity date on April the 1st of 2007		134,910		124,139
Accrued interest		8,793		12,103
Less: Discount (net of accumulated amortization)		(1,684)		(1,005)

	Ps.	622,012	Ps.	576,908

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, the amount of accrued liabilities, transition assets and net cost for the period is analyzed as follows:

a. Seniority premium:
Obligations due to current benefits	Ps.	602
Less: assets of the plan
Current net liabilities		602

Less: projected net liabilities		(1,219)

Additional liabilities	Ps.	—

Obligation for projected benefits	Ps.	709
Plus (less): Entries pending of amortization in 22 and 24 years:
Net transition assets		510

Projected net liabilities	Ps.	1,219

Net cost for the period:
Labor cost	Ps.	217
Financial cost		21
Transition assets amortization		(22)

Total net cost for the period(*)	Ps.	216

b. Termination of employment:
Obligations due to current benefits	Ps.	15,474

Less: assets of the plan
Current net liabilities		15,474
Less: projected net liabilities		(676)

Additional liabilities	Ps.	14,798

Obligation for projected benefits	Ps.	20,443
Plus (less): Entries pending of amortization in 22 and 24 years:
Net transition liabilities		(19,767)

Projected net liabilities	Ps.	676

Net cost for the period:
Labor cost	Ps.	2,516
Financial cost		758
Transition assets amortization		964

Total net cost for the period(*)	Ps.	4,238

(*)	The net cost for the period amounted to Ps.4,454, determined in the same manner as obligations due to projected benefits, on an actual estimated rate of return of 4% and an average salary increase of 1.5%.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the provision as of December 31, 2005 due to labor obligations are shown as follows:

Obligations due to current benefits upon termination of employment	Ps.	15,474
Projected net liabilities for seniority premium		1,219

Total accrued liabilities for labor obligations	Ps.	16,693

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTE 14 — POSITION IN FOREIGN CURRENCY:

As of December 31, the Company’s foreign-currency position was the following:

	2004		2005

U.S. dollars:
Assets		$7,357		$15,351
Liabilities		(69,481)		(79,938)

Net liabilities in U.S. dollars		$(62,124)		$(64,587)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	11.26	Ps.	10.71

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

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, the effect of the deferred income tax over the main temporary differences is analyzed hereinbelow:

	2004		2005

CURRENT:
Allowance for uncollectible accounts	Ps.	20,864	Ps.	24,146
Inventory		(3,741)		—
Prepaid expenses		(22,595)		(29,905)
Provisions		72,362		70,410

Total current		66,890		64,651

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses — Net		(305,768)		(215,895)
Asset tax paid in previous years		33,247		33,227
Tax loss carry forwards		1,077,244		95,930

Total non-current		804,723		(86,738)

Net deferred tax (liabilities) assets before valuation allowance		871,613		(22,087)
Tax losses valuation allowance		(871,613)		(3,884)

Deferred income tax liabilities	Ps.	—	Ps.	(25,971)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The summary of changes to the options plan to purchase shares by non-employees during the years ended on December 31, are described as follows (in thousands of shares):

		Weighed-		Weighed-		Weighed-
		Average		Average		Average
	2003	Exercise	2004	Exercise	2005	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	3,341	$2.37	3,341	$2.37	3,341	$2.37
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	1,106	3.06

Outstanding at the end of the year	3,341	2.37	3,341	2.37	2,235	2.02

Options exercisable at the end of the year	3,341	$2.37	3,341	$2.37	2,235	$2.02

Weighed average of options granted during the year (nominated in U.S. dollars)		$—		$—		$—

The following table summarizes the stock options outstanding for non-employees (in thousands of shares):

						Exercisable
		Outstanding:				Weighted-
			Weighted-Average			Average
	Range		Remaining	Exercise		Exercise
	of Prices	Number	Life	Price	Number	Price

As of December 31, 2005	$0.01	1,432	0.86	$0.01	1,432	$0.01
	3.06	442	2.00	3.06	442	3.06
	8.70	362	0.00	8.70	362	8.70

As of December 31, 2004	$0.01	1,432	1.96	$0.01	1,432	$0.01
	3.06	1,548		3.06	1,548	3.06
	8.70	362	0.05	8.70	362	8.70

As of December 31, 2003	$0.01	1,432	2.93	$0.01	1,432	$0.01
	3.06	1,548	1.00	3.06	1,548	3.06
	8.70	362	1.05	8.70	362	8.70

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005		2004		2003

Net loss under Mexican GAAP	Ps.	(71,239)	Ps.	(133,303)	Ps.	(399,115)

Adjustments:
Amortization of pre-operating expenses(a)		36,302		36,616		37,319
Capitalization of interest(b)		(1,122)		(779)		(500)
Amortization of capitalized interest(b)		2,594		1,782		1,001
Amortization of frequency rights(c)		—		—		11,892
Installation revenues and related costs(d)		3,006		(20,249)		(33,454)
Installation costs not charged to customers(e)		(64,292)		(65,772)		(51,811)
Debt restructuring(f)		48,616		1,403,473		22,884
Capitalized internal compensation cost(g)		132		132		132
Spin-off and sale of subsidiary		217,925		—		—
Total US GAAP adjustments		243,161		1,355,203		(12,537)

Net income (loss) under US GAAP	Ps.	171,922	Ps.	1,221,900	Ps.	(411,652)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005		2004

BALANCE AS OF DECEMBER 31,
Shareholders’ equity (deficit) under Mexican GAAP	Ps.	1,783,846	Ps.	1,637,160
Accumulated adjustments:
Preoperating expenses(a)		(363,036)		(363,036)
Amortization of preoperating expenses(a)		242,284		205,982
Capitalization of interest(b)		66,639		67,761
Amortization of capitalized interest(b)		(12,333)		(14,927)
Amortization of frequency rights(c)		—		—
Installation revenues and related costs(d)		(63,059)		(66,065)
Installation costs not charged to customers(e)		(286,954)		(222,662)
Debt restructuring(f)		(182,473)		(231,089)
Capitalized internal compensation cost(g)		(2,250)		(2,382)
Total US GAAP adjustments	Ps.	(601,182)	Ps.	(626,418)

Shareholders’ equity (deficit) under US GAAP	Ps.	1,182,664	Ps.	1,010,742

Provided below is an analysis of changes in shareholders’ equity (deficit) under US GAAP:

	Year Ended December 31,
	2005		2004

Balance at the beginning of the year	Ps.	1,010,742	Ps.	(413,664)
Net income (loss) under US GAAP		171,922		1,221,900
Increase in capital stock		—		202,506
Balance at the end of the year	Ps.	1,182,664	Ps.	1,010,742

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of deferred income taxes under US GAAP are as follows:

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		US GAAP
	Balances		Balances		Total

December 31, 2005
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		US GAAP
	Balances		Balances	Total

December 31, 2004
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, such items are considered part of operating income.

l. New US GAAP accounting pronouncements -

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

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”). FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our adoption of FAS 154 is not expected to have a material impact on our consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The significant differences between Mexican and U.S. GAAP as they affect Maxcom are described in Note 21.

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Balance sheet as of December 31, 2005:
Cash and cash equivalents and Current restricted cash	Ps.	215,820		654		473		82		6,394		—		223,423
Accounts receivable — net		144,070		141		12,423		2,263		193,888		(136,377)		216,408
Inventory — net		15,403												15,403
Prepaid expenses		75,769		401		609		7		6,474		(6,476)		76,784
Restricted cash long term		7,672												7,672
Investment in subsidiaries		206,471				55						(206,526)		—
Frequency rights — net		86,102												86,102
Telephone network system and Equipment net		2,082,795												2,082,795
Preoperating expenses — net		122,305												122,305
Retirement Obligations				1,588		13,210								14,798
Intangible assets — net		303,527												303,527
Other assets		5,954		178		2,076				4,362		(2,069)		10,501

Total assets	Ps.	3,265,888	Ps.	2,962	Ps.	28,846	Ps.	2,352	Ps.	211,118	Ps.	(351,448)	Ps.	3,159,718

Total liabilities	Ps.	1,482,042	Ps.	4,861	Ps.	31,106	Ps.	2,297	Ps.	600	Ps.	(145,034)	Ps.	1,375,872

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital		2,964,229		89		61		51		213,215		(213,416)		2,964,229
Accumulated deficit		(1,180,383)		(1,988)		(2,321)		4		(2,697)		7,002		(1,180,383)

Total shareholders’ equity		1,783,846		(1,899)		(2,260)		55		210,518		(206,414)		1,783,846

Total liabilities and Shareholders — equity	Ps.	3,265,888	Ps.	2,962	Ps.	28,846	Ps.	2,352	Ps.	211,118	Ps.	(351,448)	Ps.	3,159,718

Total shareholders’ equity under Mexican GAAP	Ps.	1,783,846	Ps.	(1,899)	Ps.	(2,260)	Ps.	55	Ps.	210,518	Ps.	(206,414)	Ps.	1,783,846

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Servicios
	Maxcom	Corporativo	Servicios	OOP	Financieros	Elimination	Consolidated

Preoperating expenses	(363,036)						(363,036)
Amortization of preoperating expenses	242,284						242,284
Capitalization of interest	66,639						66,639
Amortization of capitalized interest	(12,333)						(12,333)
Amortization of frequency rights							(63,059)
Installation revenues	(63,059)						(286,954)
Installation costs	(286,954)						(182,473)
Debt restructuring	(182,473)						(182,473)
Bonus capitalization	(2,250)						(2,250)
Deferred tax provisions	(2,939)						(2,939)
Retirement obligations	675						675

Total shareholders’ equity under US. GAAP	1,180,400	(1,899)	(2,260)	55	210,518	(206,414)	1,180,400

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Statements of Operations for the year ended December 31, 2005:
Revenues	Ps.	1,150,371	Ps.	38,155	Ps.	270,955					Ps.	(309,009)	Ps.	1,150,472
Operating cost and expenses		(1,133,357)		(38,075)		(271,057)		23		(213)		309,009		(1,133,670)
Integral (cost) income of financing		(52,240)		(2)		17		(38)		(2,795)				(55,058)
Other income (expenses)		(36,013)		(230)		1,823		19		311		1,107		(32,983)

Net (loss) income	Ps.	(71,239)	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	(71,239)

Net (loss) income for the year under Mexican GAAP	Ps.	(71,239)	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	(71,239)
Amortization of preoperating expenses		36,302												36,302
Capitalization of interest		(1,122)												(1,122)
Amortization of capitalized Interest		2,594												2,594
Amortization of frequency rights Installation revenues		3,006												3,006
Installation costs		(64,292)												(64,292)
Debt restructuring		48,616												48,616
Bonus capitalization		132												132
Spin-off and sale of subsidiary		217,925												217,925

Net loss (income)
for the year Under U.S. GAAP	Ps.	171,922	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	171,922

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2005:
Net (loss) income	Ps.	171,922	Ps.	(152)	Ps.	1,738	Ps.	4	Ps.	(2,697)	Ps.	1,107	Ps.	171,922
Depreciation and amortization		242,608												242,608
Other adjustments to reconcile net income to cash provided by operating activities		26,150												26,150

Net change in working capital		27,910		(152)		1,738		4		(2,697)		1,107		27,910

Resources (used in) provided by Operating activities		670,730		404		(185)		82		6,394		(208,844)		468,590

Resources used in financing activities		141,171												141,171

Resources (used in) provided by investing activities		(650,589)										208,844		(441,745)

Effect of inflation on cash and cash equivalents		(6,782)												(6,782)
Cash and cash equivalents:
Net increase (decrease) in cash And cash equivalents		154,540		404		(185)		82		6,394				161,234
Beginning balances		61,280		250		658								62,189

Ending balances	Ps.	215,820	Ps.	654	Ps.	473	Ps.	82	Ps.	6,394	Ps.	—	Ps.	223,423

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2004:
Cash and cash equivalents	Ps.	61,280	Ps.	250	Ps.	658	Ps.		Ps.	62,188
Current restricted cash		5,740								5,740
Accounts receivable — net		152,317		241		14,788		(13,420)		153,926
Inventory — net		11,688								11,688
Prepaid expenses		65,538		196		461				69,195
Restricted cash long term		13,105								13,105
Frequency rights — net		97,419								97,419
Telephone network system and equipment — net		1,783,833								1,783,833
Preoperating expenses — net		158,607								158,607
Intangible assets — net		378,330								378,330
Other assets		21,438		173						21,611

Total assets	Ps.	2,752,295	Ps.	860	Ps.	15,907	Ps.	(13,420)	Ps.	2,755,642

Total liabilities	Ps.	1,115,136	Ps.	2,606	Ps.	19,905	Ps.	(19,164)	Ps.	1,118,483

Shareholders’ Equity:
Capital stock and additional paid-in-capital		3,396,451		89		61		(150)		3,396,451
Accumulated deficit		(1,759,292)		(1,835)		(4,059)		5,894		(1,759,292)

Total shareholders’ equity		1,637,159		(1,746)		(3,998)		5,744		1,637,159

Total liabilities and shareholders’ equity	Ps.	2,752,295	Ps.	860	Ps.	15,907	Ps.	(13,420)	Ps.	2,755,642

Total shareholders’ equity under Mexican GAAP	Ps.	1,637,159	Ps.	(1,746)	Ps.	(3,998)	Ps.	5,744	Ps.	1,637,159
Preoperating expenses		(363,036)								(363,036)
Amortization of preoperating expenses		205,982								205,982
Capitalization of interest		67,761								67,761
Amortization of capitalized interest		(14,927)								(14,927)
Installation revenues		(66,065)								(66,065)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Installation costs		(222,662)								(222,662)
Debt restructuring		(231,088)								(231,088)
Bonus capitalization		(2,382)								(2,382)

Total shareholders’ equity under US GAAP	Ps.	1,010,742	Ps.	(1,746)	Ps.	(3,998)	Ps.	5,744	Ps.	1,010,742

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom	Corporativo	Servicios	Elimination	Consolidated

Statements of Operations for the year ended December 31, 2004:
Revenues	Ps.897,149	Ps.31,030	Ps.235,215	Ps.(266,245)	Ps.897,149
Operating cost and expenses	(1,051,009)	(30,207)	(234,551)	266,245	(1,049,522)
Integral (cost) income of financing	48,666	(43)	235		48,858
Other income (expenses)	(28,110)	(640)	(399)	(640)	(29,789)

Net (loss) income	Ps.(133,304)	Ps.140	Ps.500	Ps.(640)	Ps.(133,304)

Net (loss) income for the year Under Mexican GAAP	Ps.(133,304)	Ps.140	Ps.500	Ps.(640)	Ps.(133,304)
Amortization of preoperating expenses	36,616				36,616
Capitalization of interest	(778)				(778)
Amortization of capitalized interest	1,781				1,781
Installation revenues	(20,249)				(20,249)
Installation costs	(65,772)				(65,772)
Debt restructuring	1,403,474				1,403,474
Bonus Capitalization	132				132

Net loss (income) for the year under US GAAP	Ps.1,221,900	Ps.140	Ps.500	Ps.(640)	Ps.1,221,900

Statement of Changes in Financial Position for the Year Ended December 31, 2004:
Net (loss) income	Ps.(133,304)	Ps.140	Ps.500	Ps.(640)	Ps.(133,304)
Depreciation and amortization	346,045				346,045

Net change in working capital	212,741	140	500	(640)	212,741

Resources (used in) provided by operating activities	275,971	147	658		276,714

Financing activities:
Issuance of capital stock	595,945				595,945
Additional paid in capital	893,898				893,898
Proceeds from loans and notes payable	(1,394,376)				(1,390,376)

Resources used in financing activities	99,467				99,467

Investing activities:
Telephone network systems and equipm	(355,008)				(335,008)
Intangible assets	(33,348)				(33,348)
Other assets	8,988	8			8,996

Resources (used in) provided by investing activities	(359,368)	8			(359,360)
Cash and cash equivalents:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2003:
Cash and cash equivalents and restricte	Ps.	45,270	Ps.	96	Ps.		Ps.		Ps.	45,366
Accounts receivable — net		136,292		183		9,994		(9,042)		137,426
Inventory — net		20,056								20,056
Prepaid expenses		58,080		119		129				58,328
Frequency rights — net		104,644								104,644
Telephone network system and equipme		1,671,129								1,671,130
Preoperating expenses — net		195,247								195,247
Intangible assets — net		424,859								424,859
Other assets		30,425		182						30,607

Total assets	Ps.	2,686,002	Ps.	580	Ps.	10,123	Ps.	(9,042)	Ps.	2,687,663

Total liabilities	Ps.	2,405,382	Ps.	2,464	Ps.	14,622	Ps.	(15,426)	Ps.	2,407,043

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,906,608		89		61		(150)		1,906,608
Accumulated deficit		(1,625,988)		(1,975)		(4,559)		6,534		(1,625,988)

Total shareholders’ equity		280,620		(1,886)		(4,498)		6,384		280,620

Total liabilities and shareholders’ equity	Ps.	2,686,002	Ps.	580	Ps.	10,123	Ps.	(9,042)	Ps.	2,687,663

Total shareholders’ equity under Mexican GAAP	Ps.	280,620	Ps.	(1,886)	Ps.	(4,498)	Ps.	6,384	Ps.	280,620
Preoperating expenses		(363,036)								(363,036)
Amortization of preoperating expenses		169,366								169,366
Capitalization of interest		68,540								68,540
Amortization of capitalized interest		(16,709)								(16,709)
Installation revenues		(45,816)								(45,816)
Installation costs		(156,890)								(156,890)
Debt restructuring		(347,225)								(347,225)
Bonus capitalization		(2,514)								(2,514)

Total shareholders’ equity under US GA	Ps.	(413,664)	Ps.	(1,886)	Ps.	(4,498)	Ps.	(6,384)	Ps.	(413,664)

Statements of Operations for the year ended December 31, 2003:
Revenues	Ps.	832,211	Ps.	49,434	Ps.	200,599	Ps.	(250,032)	Ps.	832,212
Operating cost and expenses		(1,084,452)		(49,489)		(200,772)		251,299		(1,083,414)
Integral (cost) income of financing		(134,020)		86		219				(133,715)
Other income (expenses)		(12,854)		(22)		(666)		(654)		(14,196)

Net (loss) income	Ps.	(399,115)	Ps.	(9)	Ps.	(620)	Ps.	(613)	Ps.	(399,113)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom	Corporativo	Servicios	Elimination	Consolidated

Net (loss) income for the year under Mexican GAAP	Ps.(399,115)	Ps.9	Ps.(620)	Ps.(613)	Ps.(399,113)
Amortization of preoperating expenses	37,319				37,319
Capitalization of interest	(500)				(500)
Amortization of capitalized interest	1,001				1,001
Amortization of frequency rights	11,892				11,892
Installation revenues	(33,454)				(33,454)
Installation costs	(51,811)				(51,811)
Debt restructuring	22,884				22,884
Bonus capitalization	132				132

Net loss (income) for the year under US GAAP	Ps.(411,652)	Ps.9	Ps.620	Ps.613	Ps.(411,650)

Statement of Changes in Financial Position for the Year Ended December 31, 2003:
Net (loss) income	Ps.(399,115)	Ps.9	Ps.(621)	Ps.613	Ps.(399,113)
Depreciation and amortization	365,411				365,411

Net change in working capital	(33,704)	9	(621)	613	(33,703)

Resources (used in) provided by operating activities	(38,021)	(8,020)	(5,172)		(51,213)

Financing activities:
Additional paid-in capital	1,121				1,121
Proceeds from loans and notes payables	100,930				100,930

Resources used in financing activities	102,051				102,051

Investing activities:
Telephone network systems and equipm	(118,784)				(118,784)
Intangible assets	(17,184)				(17,184)
Other assets	(307)	8			(299)

Resources (used in) provided by investing activities	(136,275)	8			(136,267)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(72,245)	(8,011)	(5,172)		(85,429)
Beginning balances	117,515	8,107	5,172		130,794

Ending balances	Ps.45,270	Ps.96	Ps.—	Ps.—	Ps.45,366

o. Valuation and Qualifying Accounts -

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2005)

		Balance at	Charged to
		Beginning of	Cost and		Balance at End
		Period	Expenses	Deductions	of Period

Allowance for doubtful accounts	2005	Ps.65.2	Ps.24.5	Ps.(20.8)	Ps.68.8
	2004	Ps.67.7	Ps.36.5	Ps.(39.0)	Ps.65.2
	2003	Ps.36.3	Ps.55.3	Ps.(23.9)	Ps.67.7
Allowance for obsolete and slow- moving supply inventories	2005	Ps.0.3	Ps.—	Ps.—	Ps.0.3
	2004	Ps.0.3	Ps.—	Ps.—	Ps.0.3
	2003	Ps.0.7	Ps.—	Ps.(0.4)	Ps.0.3
Allowance for obsolete and slow- moving network inventories	2005	Ps.9.3	Ps.—	Ps.0.1	Ps.9.4
	2004	Ps.10.4	Ps.—	Ps.(1.1)	Ps.9.3
	2003	Ps.14.3	Ps.—	Ps.(3.9)	Ps.10.4
Allowance for lease penalty	2005	Ps.—	Ps.—	Ps.—	Ps. —
	2004	Ps.—	Ps.—	Ps.—	Ps. —
	2003	Ps.8.3	Ps.—	Ps.(8.3)	Ps. —

ITEM 19.  EXHIBITS

Page

1	.	By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. as amended to June 10, 2003.	*****
2(a)		Not applicable.
2(b)
1	.	Indenture dated as of March 17, 2000 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee.	**
2	.	Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A., de C.V., Maxcom Servicios Administrativos, S.A., de C.V. and The Bank of New York, as Trustee.	*
3	.	Second Supplemental Indenture dated as of April 29, 2002 among Maxcom, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and the Bank of New York, as Trustee.	*
4	.	Amended and Restated Indenture, dated as of October 8, 2004 amoung Maxcom, Corporativo en Telecomunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as trustee.	******
5	.	Indenture, dated as of October 8, 2004 among Maxcom, Corporativo en Telecomunicaciones S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and the Bank of New York, as trustee.	******
2(c)		Not applicable.
1	.	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee.	*
2	.	Second amended and Restated Securityholders Agreement entered into as of April 29, 2002 among Maxcom and certain existing and new securityholders.	*
4(a)		Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.	**
4(b)		Interconnection Agreement for long distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law.	**
4(c)		Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**
4(d)		Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998.	**
4(e)		Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000).	***
4(f)		Telecommunications Service Agreement dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**
4(g)		Telecommunications Service Agreement dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long distance and private calls services to Maxcom.	**
4(h)		Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996.	**

Page

4(i)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico.	**
4(j)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities.	**
4(k)	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico.	**
4(l)	Concession for a public telecommunications network in Regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**
4(m)	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**
4(n)	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**
4(o)	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**
4(p)	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**
4(q)	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**
4(r)	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services.	**
4(s)	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions.	**
4(t)	Warrant Agreement dated as of March 17, 2000 between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent.	***
4(u)	Dark fiber optic purchase agreement dated as of August 13, 2002 between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V.	****
4(v)	Transactional Lease Termination Agreement dated as of May 20, 2003 among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al..	****
4(w)	Capacity sale agreement dates as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V. [xxx].	*****
4(x)	Credit Agreement dated April 28, 2004 by and among Banco Santander Mexicano, S.A. Institución de Banca Mútiple Grupo Financiero Santander Servin, as Lender, and Maxcom, as Borrower.	*******

Page

4(y)	Credit Agreement dated April 13, 2005 by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as Lende, and Maxcom, as Borrower.	*******
4(z)	Amendment dated August 5, 2004 to Exhibit ‘‘B” of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999 between Maxcom and Telefonos de Mexico, S.A. de C.V.	*******
4(aa)	Credit Agreement dated April 13, 2005 by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, and Maxcom, as Borrower	†
4(bb)	Credit Agreement dated October 25, 2005 by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, Maxcom, as Borrower and Maxcom SF, S.A. de C.V. as joint and several obligor and amendment dated December 13, 2005	†
4(cc)	Credit Agreement dated October 21, 2005 by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lender and Maxcom, as Borrower	†
4(dd)	Irrevocable Trust Agreement dated November 21, 2005 by and among Maxcom, as Settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustee	†
4(ee)	Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off	†
4(ff)	Stock Purchase Agreement dated November 22, 2005 by and among Maxcom and Maxcom SF, S.A. de C.V., as Sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V. , as Buyers.	†
5 .	Not applicable.
8 .	No significant subsidiaries.
9 .	Not applicable.
10 .	None.
11 .	Maxcom’s Code of Ethics adopted March, 2006.	†
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350	†
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350	†
99.1	Computation of earnings per share.	†
99.2	Computation of ratio of earnings to fixed charges.

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 NO. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2003.

*****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 29, 2004.

******	Previously filed with annual report on form 20-F, submitted to he SEC on June 30, 2005.

[xxx]	Certain material has been omitted pursuant to a request for confidential treatment request. The places in this document where material has been omitted is marked with a asterisk and brackets “[*]” The omitted material has been filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

†	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2006.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier eneration fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point-to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By:	/s/ JOSE ANTONIO SOLBES
José Antonio Solbes
Chief Financial Officer

DATE: November 22, 2006