Form 20-F
period 2006-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2007-06-26
CIK 1113306

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Series N Ordinary Participation Certificates
Senior Step-up Notes due 2009
Senior Notes due 2007
13 3/4% B Series Bonds due 2007

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, no par value, common voting stock	17,289,620
Series B shares, no par value, common voting stock	16,611,595
Series N shares, no par value, without voting rights	448,433,563

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
Yes ☐     No ☑

i

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2006 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 29, 2006, which was Ps.10.80 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will,” “could,” “may,” “should” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local services, data, Internet and VoIP services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency exchange rates, including the Mexican Peso — U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom,” mean Maxcom Telecomunicaciones, S.A. de C.V. and its consolidated subsidiaries. Please refer to page G-1 of this Form 20-F for a glossary of telecommunications terms.

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F. 01210, attention: Director of Investor Relations. Telephone requests may be directed to 011-52-55-5147-1125.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, including the audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as NIF or Mexican GAAP, and differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation. See note 21 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the Year Ended December 31,
	2002	2003	2004	2005	2006	2006(2)
						Unaudited
	(Thousands of constant December 31, 2006 pesos(1) and thousands of U.S. dollars(2))

Statement of Operations Data:
Mexican GAAP
Net revenues	630,263	865,944	933,513	1,197,104	1,678,593	155,432
Operating costs and expenses:
Network operating costs	(244,706)	(311,105)	(329,439)	(399,320)	(652,452)	(60,415)
Selling, general and administrative	(504,183)	(436,002)	(402,552)	(487,250)	(585,496)	(54,215)
Depreciation and amortization	(373,454)	(380,222)	(360,071)	(293,051)	(289,582)	(26,814)
Total operating costs and expenses	(1,122,344)	(1,127,329)	(1,092,062)	(1,179,622)	(1,527,530)	(141,445)
Operating (loss) income	(492,080)	(261,385)	(158,549)	(17,482)	151,063	13,988
Integral cost (income) of financing:
Interest expense, net	(238,927)	(29,457)	(40,303)	(101,060)	(130,534)	(12,087)
Exchange (loss) gain, net	(242,976)	(195,814)	(1,510)	20,783	6,511	603
Gain on net monetary position	118,326	86,136	92,650	22,985	20,724	1,919
Total integral cost of financing	(363,577)	(139,135)	50,837	(57,292)	(103,299)	(9,565)
Other income (expense), net	3,108	(171)	(851)	9,355	(1,065)	(99)
Special item	—	—	—	(15,988)	(17,031)	(1,577)
Tax	(9,110)	(14,602)	(30,143)	(27,684)	(57,875)	(5,359)
Net (loss) income	(861,659)	(415,292)	(138,706)	(74,127)	(28,207)	(2,612)
Earnings per share:
Basic	(5.48)	(1.62)	(0.47)	(0.18)	(0.06)	(0.006)
Dilutive	(5.48)	(1.62)	(0.47)	(0.18)	(0.06)	(0.006)
U.S. GAAP
Operating (loss) gain	(553,188)	(297,721)	(207,965)	(5,678)	(48,775)	(4,516)
Net (loss) gain	(410,075)	(428,337)	1,271,427	178,890	12,009	1,112
Earnings per share:
Basic	(2.61)	(1.67)	4.34	0.44	0.03	0.003
Dilutive	(2.61)	(1.67)	4.34	0.44	0.03	0.003

	As of the Year Ended December 31,
	2002	2003	2004	2005	2006	2006(2)
						Unaudited
	(Thousands of constant December 31, 2006 pesos(1) and thousands of U.S. dollars(2))

Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	136,094	47,205	64,710	232,479	712,508	65,976
Restricted cash	—	—	5,973	—	22,612	2,094
Working capital(3)	(21,161)	15,041	(23,583)	(121,819)	28,029	2,613
Restricted cash to long term	—	—	13,636	7,983	—	—
Frequency rights, net	122,797	108,886	101,368	89,592	85,172	7,887
Telephone network systems and equipment, net	1,867,703	1,738,864	1,856,138	2,167,216	3,042,816	281,755
Preoperating expenses, net	240,350	203,161	165,036	127,262	94,777	8,776
Intangible assets, net	500,884	442,080	393,665	315,830	322,371	29,851
Labor obligations upon retirement	—	—	—	15,398	14,522	1,345
Rent deposits and other assets	34,801	31,848	22,488	10,927	22,069	2,044
Total assets	3,114,084	2,796,601	2,864,009	3,287,790	4,882,375	452,093
Long-term liabilities	2,170,268	2,289,767	739,370	919,368	1,813,918	167,963
Total liabilities	2,407,963	2,504,607	1,160,491	1,431,640	2,687,949	248,896
Capital stock	1,982,227	1,982,227	2,602,328	2,855,853	3,206,932	296,952
Additional paid-in capital	494	1,660	931,791	228,524	243,927	22,587
Accumulated deficit	(1,276,602)	(1,691,894)	(1,830,600)	(1,228,227)	(1,256,433)	(116,342)
Total shareholders’ equity (deficit)(6)	706,120	291,994	1,703,519	1,856,150	2,194,426	203,197
Total number of shares	175,841,180	176,013,680	277,224,018	277,224,018	482,334,778	482,334,778
U.S. GAAP
Long-term liabilities	1,785,158	1,928,468	499,008	729,499	1,813,918	167,963
Total Shareholders equity (deficit)	(3,259)	(430,430)	1,051,711	1,230,601	1,615,871	149,625
Other Financial Data:
Mexican GAAP
Capital expenditures(4)	621,098	141,790	373,925	465,185	1,004,131	92,979
Ratio of earnings to fixed charges(5)	—	—	—	—	1.05	1.05
Resources arising from (used in) operating activities	(400,002)	(53,288)	287,931	310,676	84,714	7,844
Resources derived from financing activities	942,671	106,188	103,499	322,278	1,399,446	129,584
Resources used in investing activities	(621,098)	(141,790)	(373,925)	(465,185)	(1,004,131)	(92,979)
U.S. GAAP
Cash (used in) provided by operating activities	(454,521)	19,242	151,306	487,583	(111,497)	(10,324)
Cash provided (used in) by financing activities	717,354		150,189	146,893	1,471,223	136,231
Cash used in investing activities	(477,043)	(73,576)	(257,581)	(459,650)	(872,105)	(80,754)
Ratio of earnings to fixed charges(5)	2.95	—	—	2.92	1.55	1.55

(1)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2006. Restatement into December 31, 2006 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2006. The inflation index used in this annual report for 2001 figures is 1.0440, for 2002 figures is 1.0570, for 2003 figures is 1.0398, for 2004 is 1.0519, for 2005 is 1.0333 and for 2006 is 1.0405.

(2)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.80 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 29, 2006. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(3)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable).

(4)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(5)	Our earnings were insufficient to cover fixed charges for the periods 1998 through 2005. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under Mexican GAAP was Ps.852.7 million in 2002, Ps.400.0 million in 2003, Ps.108.0 million in 2004 and Ps.46.0 million in 2005. Under U.S. GAAP, the fixed charge coverage deficiency under U.S. GAAP was Ps.401.2 million in 2002 and Ps.413.5 million in 2003.

(6)	During 2006, the company applied Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” has always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. We elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The initial application of this guidance represented a reduction in the U.S. GAAP retained earnings of the company as of January 1, 2006 of Ps.6.8 million (see note 22 to the financial statements).

EXCHANGE RATES

The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate on June 21, 2007 was Ps.10.80 per U.S.$1.00.

	Noon Buying Rate(1)
	Period End	Average(2)	High	Low

2002	10.43	9.75	10.43	9.00
2003	11.24	10.85	11.41	10.11
2004	11.15	11.31	11.63	10.80
2005	10.63	10.87	11.41	10.41
2006	10.80	10.91	11.46	10.43
December 2006	—	—	10.99	10.77
January 2007	—	—	11.09	10.77
February 2007	—	—	11.16	10.92
March 2007	—	—	11.18	11.01
April 2007	—	—	11.03	10.92
May 2007	—	—	10.93	10.74

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

Our inclusion of these exchange ratios is not meant to suggest that the peso amounts actually represent such U.S. dollars or that such amounts could have been converted into U.S. dollars at such rate or any other rate.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for offer and use of proceeds

Not applicable.

D.	Risk factors

Risks Relating to Maxcom

We may not be able to generate sufficient cash flows to meet our debt service obligations and implement our business plan.

Our business plan, including the expansion of our network and services, require significant capital expenditures. In turn, our ability to fund these planned capital expenditures as well our operating expenses and our debt service obligations will depend on our ability to develop a significantly larger customer base and increase our operating cash flows. However, we may not succeed in attracting more customers and as a result our business may not generate sufficient operating cash flows to implement our business plan or even meet our existing debt service obligations. For example, from our incorporation in 1996 through 2003 we generated negative operating cash flows. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could have a material adverse effect on our business, results of operations and financial condition.

We will need additional financing to implement our business plan after 2007 and such capital may not be available to us on acceptable terms.

We may require additional capital in the future to:

•	fund our operations;

•	enhance and expand the range of services we offer;

•	maintain, expand or upgrade our network infrastructure; and

•	respond to competitive pressures and potential strategic opportunities, such as investments and acquisitions.

Although we currently have sufficient resources to fund our budgeted capital expenditures of U.S.$96.9 million for 2007, we will need to incur additional financing to continue the implementation of our business plan beyond 2007. We cannot assure you that such financing will be available in the future or, if available, that it will be on terms favorable or acceptable to us, including at an interest rate we could service. The cost of capital is variable based on a number of factors, including general market conditions and market interest rates. The terms of available financing may place limits on our financial and operating flexibility. In addition, the indenture governing our 11% senior secured notes due 2014, which we refer to as the senior secured notes, contains financial and other restrictive covenants that limit our ability to incur additional indebtedness and obtain financing. If we cannot obtain additional financing, we may be forced to reduce our operations or it could impede the implementation of our business strategy or our entering into transactions that would otherwise benefit our business. Furthermore, our failure to obtain additional financing could reduce our competitiveness as our competitors may develop networks with better service or offer an expanded range of services. Moreover, to the extent that we incur additional indebtedness or other obligations, the risks associated with our substantial leverage, including the possible inability to service our existing indebtedness, would increase.

We may be unable to build out our network in a timely manner or without undue cost.

Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost-effective buildout of our network. Factors that could affect such buildout include:

•	municipal or regional political events or local rulings;

•	our inability to obtain permits to use public rights of way;

•	our inability to generate cash flow or to obtain future financing necessary for such buildout;

•	unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our buildout;

•	delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•	regulatory and political risks relating to Mexico, such as the revocation or termination of our concessions, the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions or easing of restrictions on the repatriation of profits or on foreign investment.

Although we believe that our cost estimates and buildout schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the buildout will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and have a material adverse effect on our business, results of operations and financial condition.

The loss of key personnel could harm our business, results of operations and financial condition.

Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel. Between 2000 and 2004, we experienced significant turnover in our executive ranks, including in the positions of chief executive officer, chief marketing officer and chief financial officer, which adversely affected our ability to develop and execute our business strategies during such period. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel. Our business could be materially and adversely affected if, for any reason, a number of our officers or key employees did not remain with us and we were unable to promptly replace them with qualified personnel.

We may not have sufficient personnel to grow as rapidly as we would like.

Our expected rate of growth will place a significant strain on our administrative, operational and financial personnel. We anticipate that continued growth will require us to recruit and hire a significant number of new non-executive managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain qualified personnel who can support the implementation of our business plan, our growth may be limited and the quality of our services may be impaired. This inability could have a material adverse effect on our business, results of operations and financial condition.

We depend on Telmex for interconnection.

Teléfonos de México, S.A.B. de C.V., or Telmex, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1053 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, we cannot assure you that we will be able to offer services at profitable and competitive rates. In addition, if the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), which we refer to as SCT, or the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which we refer to as COFETEL, ceased to regulate Telmex’s pricing, the resulting competitive climate could have a material adverse effect on our business, results of operations and financial condition.

If we do not successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available, our business, results of operations and financial condition could be materially and adversely affected.

Sophisticated information and processing systems are important to our existing operations and future growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies. While we have installed systems we deem necessary to conduct our operations efficiently, we intend to upgrade our accounting, information and processing systems as new and more cost efficient technology becomes available. We believe we have budgeted for the applicable expenditures and will have sufficient resources to make such investments. However, we cannot assure you that we will be able to successfully upgrade such systems as technology advances and any inability to do so could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon our ability to protect and maintain our network infrastructure.

Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, floods, power loss and other similar events and to construct future networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs are completed or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers. Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could result in the loss of customers and could have a material adverse effect on our business, results of operations and financial condition.

We could be negatively affected by “by-pass” international traffic.

Pursuant to COFETEL regulations, international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government-authorized and alternative long-distance interconnection and termination rates through local service routes and/or IP services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system. This practice is illegal under applicable law.

Maxcom cannot confirm whether any of its high-volume customers are engaging in “by-pass” activities because it is not required to make such a determination under Mexican regulations and therefore has not implemented a system to detect such activity. Maxcom is required, however, to comply with any COFETEL order to disconnect a customer deemed to be engaged in “by-pass” activities by COFETEL. In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by-pass” activities. In December 2000, some of the major Mexican long-distance carriers, including Maxcom, signed a cooperation agreement to combat “by-pass” activities. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom would be required to disconnect their service and our revenues could be negatively affected.

Our telecommunications network infrastructure has several vulnerabilities and limitations.

Our telecommunications network is the source of all our revenues. Any problem with or limitation of our network may result in a reduction in the number of our customers or a reduction in the usage level by our customers, and a reduction in our revenues. The development and operation of our network is subject to problems and technological risks, including:

•	physical damage;

•	power loss;

•	capacity limitations;

•	software defects as well as hardware and software obsolescence;

•	breaches of security, whether by computer virus, break-in or otherwise;

•	failure to interconnect with carriers linking us with our customers;

•	denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•	other factors which may cause interruptions in service or reduced capacity for our customers.

A failure to achieve current specifications for, or future upgrades of, our network could have a material adverse effect on our business, results of operations and financial condition.

Our results may be negatively impacted by high levels of churn.

A high rate of residential or business customer lines attrition, or “churn,” could have a material adverse effect on our business, results of operations and financial condition. Churn may be impacted by:

•	customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

•	our failure to meet service levels required by our customers;

•	our failure to provide, efficiently or on competitive terms, other services demanded by our customers;

•	promotional and pricing strategies of our competitors; and

•	macroeconomic conditions in Mexico.

During 2006, we experienced churn of approximately 45,000 residential and business customer voice lines, which resulted in an average monthly churn rate of approximately 1.6%. See “Item 5. Operating and Financial Review and Prospects” for a discussion of voice and wholesale lines. Although we have been able to reduce our churn rate, a high churn rate in the future would increase our cost of operations and reduce our operating income and thus could materially and adversely affect our business, results of operations and financial condition.

Our substantial indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our existing senior secured notes and our ability to operate our business and implement our business plan.

We are highly leveraged. As of March 31, 2007, we had total indebtedness in the amount of Ps.2,311.2 million (U.S.$214.0 million), which consists primarily of U.S.$175 million aggregate principal of senior secured notes. Despite our current level of indebtedness, we may be able to incur substantial additional indebtedness, including secured indebtedness. Although the terms of the indenture governing our senior secured notes will restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior secured indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments, reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the telecommunications industry;

•	limiting our ability to take advantage of opportunities for acquisitions and other business combinations;

•	placing us at a competitive disadvantage compared to our less leveraged competitors;

•	increasing our vulnerability to both general and industry-specific adverse economic conditions; and

•	limiting our ability to obtain additional financing or obtain it on commercially reasonable terms, to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

If we and our subsidiaries incur substantial additional indebtedness in the future, the leverage-related risks that we now face could intensify and have a material adverse effect on business, results of operation and financial condition.

The indenture governing our senior secured notes contains restrictions on our ability to operate our business and to pursue our business strategies. Our failure to comply with these covenants could result in an acceleration of our indebtedness.

The indenture governing our senior secured notes contains covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions and to engage in certain transactions or business activities that may be important to our growth strategy, necessary to remain competitive or otherwise important to us. The indenture restricts, among others, our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions on our capital stock or repurchase our capital stock or subordinated indebtedness;

•	make investments or other specified restricted payments;

•	create liens;

•	enter into mergers, consolidations, sales of substantially all of our assets and other forms of business combinations;

•	enter into change of control transactions;

•	sell assets and subsidiary stock; and

•	enter into transactions with affiliates.

If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were a default under the indenture of our senior secured notes, holders of the notes could demand immediate payment of the aggregate principal amount and accrued interest on the notes outstanding. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.

Risks Relating to the Mexican Telecommunications Industry

We may face additional competition in the future from new market participants, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share.

The telecommunications industry in Mexico is increasingly competitive. We compete primarily on the basis of features, quality, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. In particular, as the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has a nationwide network and an established customer base. An affiliate of Telmex also owns Mexico’s largest carrier of mobile telephony, Radiomovil Dipsa, S.A. de C.V., or Telcel. Telcel has gained penetration in some market segments where Telmex has not. We also face significant competition from recent entrants in the cities of Mexico City, Puebla and Queretaro, in part, because the Mexican government is granting local concessions to most of the long-distance carriers and cable TV companies. Some of our competitors have significantly greater financial and other resources than us.

On October 4, 2006, the federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a través de Redes Públicas Alámbricas e Inalámbricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi — directional data, Internet broadband services and voice services, including VoIP services. Additionally, these regulations have opened the opportunity for Telmex to request an amendment to its concessions to enable it to provide cable TV services. Several cable television network providers have requested that the SCT modify their concession titles to allow them to offer telephone services directly to the public. As a result, the successful implementation of our business plan may be impeded by cable operators who have substantial coverage of cities we currently serve and can offer the same services we provide at lower prices since telephony income represents incremental revenue to cable operators. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet. Moreover, although we have obtained the authorization to provide cable television services in most of our service areas, we are uncertain about our ability to provide profitably these new services due to the market penetration of current competitors providing similar services in such areas.

Additionally, in November 2006, the Mexican Federal Power Commission (Comisión Federal de Electricidad), which we refer to as CFE, announced that it had obtained a concession from the Mexican federal government, through the SCT, to use its power lines and infrastructure to provide telecommunication services using the new technology model known as power line communications, or PLC, and broadband over power lines communications, or BPL. We believe that this action will cause an important reduction in the prices on the lease of infrastructure, as the CFE owns approximately 14,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the CFE concession to render telecommunication services could affect us as well as the telecommunications landscape in Mexico.

As a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over U.S. telecommunications companies’ access to the Mexican telecommunications market, on August 12, 2005, COFETEL published regulations authorizing the issuance of permits for the resale of national and international long-distance public switched telecommunications services, through the use of minutes of service obtained from concessionaires and using their infrastructure at all times. This authorization has increased competition in the long-distance segment.

We also depend on revenues from certain highly competitive segments. High volume business customers are one of the most attractive niches in the market. This segment is serviced by a number of carriers that offer competitive telecommunications services solutions. The loss of these business customers could have a material adverse effect on our business, results of operations and financial condition. In addition, the Mexican government has announced its intention to auction during 2007 certain WiMax and WiFi frequency bands in the 3.4 — 3.8 GHz band. If we are not able to obtain spectrum in such frequency bands, we could be disadvantaged compared to the carriers obtaining such frequencies and against Telmex and Axtel who currently own concessions in such frequencies.

Rate pressure could have a material adverse effect on our business, results of operation and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•	increased competition and focus by our competitors on increasing market share;

•	recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long-distance overcapacity and rate pressure;

•	increased participation of traditional fixed-line competitors;

•	the entrance of cable television operators into certain markets where we currently offer service; and

•	the entrance of new competitors, such as broadcasting companies or the CFE.

Continued rate pressure could have a material adverse effect on our business, financial condition and operating results if we are unable to generate sufficient traffic and increased revenues to offset the impact of the decreased rates on our operating margin.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired.

The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government is granting concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide similar services to those we provide or plan to provide will not be granted to other competitors and that the value of our concessions will not be adversely affected.

We could lose our concessions if we do not fully comply with their terms.

Under the terms of our concessions, we are required to meet a number of technical, buildout and financial conditions. In September 2002 and November 2003, we notified COFETEL of our failure to provide coverage in certain towns and cities within the timeframe required by our local and long-distance concessions. In addition, we did not meet certain buildout obligations in certain towns and cities by September 2004, as required by our concessions. On December 2004, we obtained a modification to the buildout requirements of the concessions from COFETEL and we are now in compliance with all material aspects of our concessions. However, we cannot assure that we will not be fined for our past failure to comply with the terms of our concession.

A failure to comply with any of the terms of our concessions or to obtain a waiver or modification, including the modification described above, could result in the termination of any of our concessions, the imposition of fines or the loss of performance bonds that we have issued to the SCT for an amount of Ps.14.8 million with respect to our local telephony and long-distance concessions, Ps.13.4 million with respect to all seven of our point-to point microwave concessions and Ps.5.2 million with respect to all three of our point-to-multipoint microwave concessions. The Mexican government is not required to compensate us in case of such termination. See “Regulatory Framework — Concessions and Permits — Termination.” If any of our concessions were to be terminated, we would be unable to engage in our core business, which would have a material adverse effect on our business, results of operations and financial condition.

Fraudulent use of telecommunications networks increases our expenses.

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2006, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover maintenance fees.

Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services. Like other operators, we cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality. While we have been installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes. This may require us to devote significant capital to the development, procurement or implementation of new technologies. Additionally, our adoption of new imported technology may be dependent upon the final cost and our ability to obtain additional financing. There can be no assurance as to the nature and extent of the impact of technological change on our viability or competitiveness. If any future technological change places at risk our viability or competitiveness, the cost of upgrading our products and technology to remain competitive could be significant and our ability to fund this upgrading may depend on our ability to obtain additional financing on terms acceptable to us.

We would be adversely affected if we are not able to renew our existing concessions or if the Mexican government revokes our concessions.

We hold concessions that enable us to provide fixed telephony services. All of our concessions have a specified duration and are scheduled to expire between 2016 and 2028. Mexican law provides that concessions, except for the microwave transmission concessions, may be renewed for a period equal to the period of the original concession if the renewal is requested prior to the termination of the original concession and all requirements set forth in the concession and applicable law are satisfied. The microwave transmission concessions, which were issued in April 1998, have a fixed term of 20 years and COFETEL will re-auction the frequencies covered by the concessions at least three years before their expiration date. There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed as final approval of the renewal of concessions is always at the discretion of the SCT or that we will successfully bid for and retain the microwave transmission concessions. Failure to renew any of our concessions will have a material adverse effect on our business, results of operations and financial condition.

Under Mexican law, our concessions could be expropriated or temporarily seized.

Pursuant to the Mexican law, the public telecommunications networks are considered public domain. Holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and any other provision contained in the concession title. The Mexican Federal Telecommunications Law and other applicable laws provide, among other things, the following:

•	rights and obligations granted under the concessions to install, operate and develop public telecommunications networks may only be assigned with the prior authorization of the SCT;

•	neither the concession nor the rights thereunder or the related assets may be assigned, pledged, mortgaged or sold to any government or country; and

•	the Mexican government (through the SCT) may permanently expropriate any telecommunications concession and claim any related asset for reason of public interest or may temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war. However, in the event of expropriation, we cannot assure you that the indemnification will equal the market value of the concessions and related assets or that we will receive such indemnification in a timely manner.

Mexican law does not prohibit a grant of a security interest in the concessions and the assets by the concessionaire to its creditors (except for security granted to a foreign government or country), provided, however, that all applicable procedural laws are followed. In the event such security interest is enforced, the assignee must comply with the Mexican Federal Telecommunications Law’s provisions related to concessionaires, including, among others, the requirement to receive the authorization by the SCT to be a holder of the concession.

“Long-distance Calling Party Pays” system could increase our costs and result in a loss of traffic.

On December 18, 2006, COFETEL implemented the “Long-distance Calling Party Pays” system, whereby the customer originating the domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network. Maxcom has negotiated with mobile carriers the “Long-distance Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by COFETEL. The per minute tariffs will be Ps.1.34 in 2007, Ps.1.21 in 2008, Ps.1.09 in 2009 and Ps.1.00 in 2010. Even though we have negotiated better interconnection tariffs than those proposed by COFETEL, we believe that this new system may have a material adverse effect on our business, results of operations and financial condition.

Foreign ownership restrictions may limit our ability to raise equity capital.

Mexican law currently provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than mobile services, may be held by non-Mexicans. Non-Mexican shareholders currently hold 49% of our full voting stock. In addition, Mexican authorities have mandated that our limited voting shares, which are also referred to as neutral investment shares, may not represent more than 95% of our total capital stock. Because of such restrictions, we have limited flexibility to raise equity capital from non-Mexican investors. As a result, any future sales of equity securities may require substantial participation by Mexicans, the issuance of non-voting securities to foreign investors or a modification of Mexican foreign investment laws and regulations. We cannot assure you that such a modification would be passed.

Risks Relating to Mexico

Political conditions in Mexico may adversely affect our business, results of operations and financial condition.

We are incorporated in Mexico and substantially all of our assets and operations are located in Mexico. As a result, we are subject to political, legal and regulatory risks specific to Mexico which can have a significant impact on our business, results of operations and financial condition.

Political situation

The Mexican federal elections were held on July 2, 2006. The Federal Electoral Court of the Federal Judicial Power (Tribunal Federal Electoral del Poder Judicial de la Federación) determined on September 5, 2006 that Felipe de Jesús Calderón Hinojosa of the Partido Acción Nacional, or PAN, won the presidential elections and formally declared him to be president elect, with a very narrow margin over Andrés Manuel López Obrador of the Partido de la Revolución Democrática, or PRD. Citing electoral fraud, Mr. López Obrador refused to concede the election. In addition, Mr. López Obrador led demonstrations protesting the electoral process and the legitimacy of Mr. Calderón’s electoral victory. On December 1, 2006, Felipe Calderón officially became President of Mexico. Although the PAN won a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. We believe that the absence of a clear majority by a single party and the lack of alignment between the president and the legislature is likely to continue. This situation may result in government gridlock and political uncertainty. We cannot provide any assurance that the current political situation or any future political developments in Mexico will not have a material adverse effect on the telecommunications industry or our business, results of operations and financial position.

Legal and regulatory situation

The Mexican Supreme Court is considering the constitutionality of several articles of the Federal Telecommunications Law and the Federal Law on Radio and Television (Ley Federal de Radio y Televisión) as well as the authority of the Congress to object to the President’s ability to appoint the commissioners of the COFETEL, aiming to reinstall the previous commissioners appointed by the President but rejected by the Senate. We cannot predict the impact that the final opinion of Mexico’s Supreme Court could have on the regulation of the telecommunications industry.

If Mexico experiences future economic crises, our business could be affected negatively.

We are a Mexican company with all of our operations in Mexico. Accordingly, the economic environment within Mexico can have a significant impact on our business, results of operations and financial condition.

Economic situation

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions and policies concerning the economy could have a significant impact on private sector entities in general and on us in particular and on market conditions, prices and returns on Mexican securities, including our securities. We cannot assure you that changes in Mexican federal governmental policies will not adversely affect our business, results of operations and financial condition.

In the past, Mexico has experienced economic crises caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services. Crises such as these could have a material adverse effect on our business, results of operations and financial condition and on the market value of our securities.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.

The telecommunications sector in Mexico is subject to extensive regulation by a number of governmental authorities, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. The applicable regulatory scheme has been evolving since the privatization of the sector commenced in 1990.

The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the SCT and COFETEL. These governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business. Effective April 11, 2006, the Mexican Congress enacted amendments to the Federal Law on Radio and Television and to the Federal Telecommunications Law, which are both currently under review by the Mexican Supreme Court. Pursuant to these amendments, COFETEL now also has the ability to regulate broadcasting (radio and television). We cannot predict how the SCT or COFETEL will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. The Federal Telecommunications Law may be further amended, among other reasons, to permit a greater non-Mexican participation in our business. If any such amendment were passed, additional market entrants may purchase or initiate business in Mexico similar to our business. Such competitors may have greater resources than us and may start competing against us. Increased competition arising from amendments to the regulatory environment could have a material adverse effect on our business, results of operations and financial condition.

Exchange rate instability may have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. In 2003, the peso depreciated 9.0% relative to the U.S. dollar. The peso depreciated relative to the U.S. dollar 0.3% in 2004, appreciated 4.9% in 2005 and depreciated 1.5% in 2006.

The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior secured notes. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

In the past, the Mexican government has issued exchange control rules that, although not in effect today, may be enacted in the future. If so enacted, exchange control rules are likely to have an impact on our business, results of operations and financial condition.

Developments in other countries may impact the price of our securities.

We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging market countries. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. For example, each of the 1997 Asian economic crisis, the 1998 Russian debt moratorium and currency devaluation, the 1999 Brazilian currency devaluation and the 2001 Argentine debt default and currency devaluation triggered market volatility in Latin America. The economic slowdown in the United States, the military conflict in Iraq, the threat of terrorism and political and financial crises in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States and Mexico is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States and of Mexican issuers in Mexico than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of deferred income taxes, employees’ profit sharing accounting for retirement obligations, the capitalization of preoperating expenses and interest, the restructuring of troubled debt and the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

You may suffer a U.S. dollar shortfall if you obtain a judgment against us.

In the event you are awarded a judgment from a Mexican court enforcing our U.S. dollar-denominated obligations under our senior secured notes, we will have the right to discharge our obligations by paying you in pesos at the exchange rate in effect on the date of payment of such judgment. The exchange rate is currently determined by the Central Bank of Mexico (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

If we were to be declared bankrupt, holders of the senior secured notes may find it difficult to collect payment on the notes.

Under the Mexican Bankruptcy Law (Ley de Concursos Mercantiles), if we or any of the guarantors of our senior secured notes were declared bankrupt (en quiebra) by a Mexican Court, or were to become subject to reorganization proceeding (concurso mercantil), our obligations under the notes and the applicable guarantor’s obligations under the guarantee of the senior secured notes: (i) would be converted into pesos at the exchange rate published by the Central Bank of Mexico prevailing at the time of the declaration of reorganization proceeding and then from pesos into Unidades de Inversión, or UDIs, inflation indexed units and would not be adjusted to take into account any devaluation of the peso relative to the U.S. dollar occurring after such conversion, (ii) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (iii) would be satisfied at the time claims of all of our creditors are satisfied after the relevant proceedings have been substantially advanced, (iv) would cease to accrue interest from the date a reorganization proceeding or bankruptcy is declared and, (v) would be subject to certain statutory preferences including tax, social security and labor claims and claims of secured creditors.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

In recent years, Mexico has experienced high levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 5.7% in 2002, 4.0% in 2003, 5.2% in 2004, 3.3% in 2005 and 4.1% in 2006. High inflation rates can adversely affect us as follows:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 7.1% in 2002, 6.2% in 2003, 6.8% in 2004, 9.2% in 2005 and 7.2% in 2006. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

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

In February 1997, we were awarded Mexico’s first competitive wireline local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long-distance service. This concession has a term of 30 years. The local telephony portion of our concession was expanded in September 1999 to cover most of the Greater Mexico City area and a wider area within the Gulf region. In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service.

In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions. Each of these concessions has a term of 20 years.

We commenced commercial operations on May 1, 1999. We are currently offering local, long-distance Internet, VoIP services, public telephony, other value-added services and data services in the cities of Mexico City, Puebla, Toluca and Queretaro.

In 2006, we invested Ps.1,004.1 million (U.S.$92.3 million) in capital expenditures, primarily for the buildout of our infrastructure. In 2007, we plan to invest Ps.1,054.2 million (U.S.$96.9 million) in capital expenditures, mainly to continue the buildout our network.

B.	Business overview

Industry Overview

The Mexican telecommunications industry has been undergoing significant change since 1990 due to market liberalization as well as the introduction of new technologies and the construction of additional infrastructure, which together have resulted in increased competition and demand for telecommunications services.

The modernization of the Mexican telecommunications infrastructure began with the privatization of Telmex, the former government-controlled telecommunications monopoly. Since the privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables and wireless networks are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Additionally, technology and service convergence is allowing bundle offers to customers and promoting alliances and synergies among concessionaires of different media and telecommunications services, manufacturers and technology developers. Last mile connectivity capability continues to be one of the most valuable assets for telecommunication service providers in Mexico because current regulation does not permit the unbundling of the local loop, which would allow others to use this access.

Market Liberalization

Due to its previous government-owned monopoly status, Telmex has historically dominated the Mexican telecommunications industry. Following the privatization of Telmex in 1990, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow additional market participants to compete with Telmex and its mobile service provider affiliate, Radiomóvil Dipsa, S.A. de C.V., or Telcel. In connection with the privatization of Telmex, the Mexican government amended Telmex’s nationwide concession and granted Telmex a six-year implied monopoly over local and long-distance telephony services. As a result, Telmex’s local and long-distance service monopoly was eliminated in 1996 after the SCT enacted several regulations and competition commenced in this market shortly thereafter.

More recently, on October 4, 2006, the SCT enacted a new directive known as the “Convergence Regulations,” which allows certain concessionaries of media and telecommunication services to provide other services not included in their original concessions. Cable television providers are now allowed to provide voice and data services. In addition, telephone operators such as Maxcom and Telmex are now allowed to provide cable television services. We foresee Telmex providing “triple-play” services in the near future. Due to the Convergence Regulations, the SCT has also granted a high number of cable television networks operators authorization to provide voice, data and IP services, which may increase the level of competition in the future. In addition, the SCT is contemplating auctioning certain licenses to operate in the 3.6-3.7 GHz and 70 GHz spectrum frequencies in 2007, which could open the market to new concessionaries and technologies, such as WiMax, and as a result, the level of competition we face may increase.

Local Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex a six-year implied monopoly over local telephony services, which was eliminated in mid-1996 when the SCT published regulations governing the licensing of local services on a competitive basis.

In order to promote competition in the local telephony market, the Mexican government auctioned several concessions beginning in 1997, including the regional concession awarded to us for wireline local telephony service which was later expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionary, subject to the approval of the SCT. Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification, in specified regions of the country.

The Mexican government also conducted auctions of the following spectrum frequencies:

•	450 MHz, 1.9 GHz (Personal Communications Services, or PCS) and 3.4-3.7 GHz (fixed wireless local loop) nationwide and regional frequency bands;

•	7, 15, 23 and 38 GHz frequency bands for nationwide point-to-point microwave transmission links; and

•	10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, in 1997 six companies won concessions in the 1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “— Business — Competition.”

In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephony service to build their own last-mile connectivity to reach their targeted customers.

Long-Distance Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex an exclusivity period of six years for long-distance telephony services. In August 1996, the exclusivity period expired and competition commenced in January 1997.

In order to promote competition among domestic and international long-distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long-distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30-year term which can be extended at the request of the concessionary, subject to the approval of the SCT.

Other long-distance concessionaires include, among others:

•	Axtel, S.A.B. de C.V.;

•	Avantel, S.A. de C.V.;

•	Alestra, S. de R.L. de C.V.;

•	Bestel, S.A. de C.V.

•	Iusatel, S.A. de C.V.; and

•	Marcatel, S.A. de C.V.

International liberalization trends will likely continue to impact the flow of long-distance telephone traffic to and from Mexico. In particular, demand for long-distance services may be inhibited by the increasing use of Voice over Internet Protocol (VoIP).

Mobile Telephony Market

The Mexican mobile telephony market is divided into nine regions. The SCT divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band. When the first spectrum licenses were offered, Telcel (a subsidiary of Telmex at that time), was allocated the cellular B-Band concession in each region. Competition was introduced into the market with one alternative operator per each cellular concession area. Today, cellular A-Band concessions are owned by Telefónica Móviles México, S.A., which we refer to as Telefónica Móviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9. In 1998 and 1999, various nationwide PCS licenses were granted, however some of the new licensees were unable to provide services, as was the case of Miditel. Others were acquired by existing players, as was the case of Pegaso Telecomunicacions (acquired by Telefónica Móviles in 2002). Currently, the main mobile telephony carriers in Mexico include:

•	Telcel with nationwide PCS and cellular concessions;

•	Movistar (Telefónica Móviles) with nationwide PCS and regional cellular (regions 1 through 4) concessions;

•	Grupo Iusacell, S.A.B. de C.V. with regional cellular (regions 5 through 9) and nationwide PCS concessions;

•	Unefon S.A.B. de C.V., an affiliate of Grupo Iusacell, S.A.B. de C.V., with a nationwide PCS concession; and

•	Nextel de México, S.A. de C.V. (NII Holdings, Inc.) through enhanced specialized mobile radio licenses.

According to Pyramid Research (“Pyramid”), a well-known industry source, in 2006 mobile telephony penetration in Mexico reached 54.3% with 56.7 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 76.2% of total mobile subscribers. In 2006, total mobile revenues grew 20.2% and, according to Pyramid, revenues are expected to grow at a compound annual growth rate of approximately 10.3% between 2006 and 2011. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 89.8% of the total mobile subscriber base at the end of 2006. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

According to Pyramid, the number of mobile subscribers will continue to experience growth during the next five years. Mobile carriers are expected to add an average of approximately 7.3 million net subscribers each year from 2007 through 2011. Pyramid also expects that mobile operators will increase the overall subscriber base by approximately 8.9 million net additions in 2007 alone. A stronger macroeconomic climate and intense competition, namely between Telcel and Movistar, will likely drive this growth.

Mexican Market Trends

Growing population and economy

According to the Economic Commission for Latin America and the Caribbean, or CEPAL, Mexico has the second largest population in Latin America. The Mexican National Population Council (Consejo Nacional de Población), or CONAPO, estimates Mexico’s total population at 107.5 million in 2006. The country’s population has experienced a compound annual growth rate of 1.14% for the period between 2000 to 2005, and according to Pyramid, Mexico’s population is expected to grow at a compound annual growth rate of 1.15% between 2006 and 2011.

Mexico has the second largest economy in Latin America with a gross domestic product of U.S.$845.6 billion in 2006, according to the National Institute of Statistics, Geography and Informatics (Instituto Nacional de Estadística, Geografía e Informática), or INEGI. After the 1994 devaluation and a subsequent decline in the real gross domestic product in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.9% in 1998, 3.9% in 1999 and 6.6% in 2000. In 2001, the real gross domestic product decreased by 0.2%, however, growth resumed a year after, increasing by 0.8% in 2002, 1.4% in 2003, 4.2% in 2004, 2.8% in 2005 and 4.8% in 2006, according to INEGI. The Mexican government continues to implement free market economic policies with disciplined monetary and fiscal policies.

Underserved telephony market

According to Business Monitor International Ltd, or BMI, Mexico had fixed voice line penetration of 18.3% in 2005 compared to 21.5% in Argentina, 21.3% in Brazil and 21.2% in Chile during the same time period. We believe the relatively low level of wireline penetration in Mexico evidences substantial unmet demand for fixed telephony service.

Projected growth trends

Pyramid projects that the total fixed communication services market will reach approximately U.S.$11.6 billion by 2011. The following is a summary of the projected growth trends of the telecommunications sectors in which we participate.

Voice Telephony.  According to Pyramid, total voice revenues reached approximately U.S.$8.7 billion in 2006. Pyramid projects voice telephony subscriber lines to reach approximately 22.5 million in 2011, a 3.0% compound annual growth rate in lines in service since 2006. Voice telephony subscriber line penetration is expected to reach approximately 20.3% by 2011 from 18.6% in 2006.

Data.  We expect the 2007 liberalization of the “triple-play” market will continue to drive strong growth as operators reduce prices and offer service bundles to compete for market share. According to Pyramid, Internet user penetration in Mexico reached 17.6% in 2006, with approximately 18.4 million Internet users, and is expected to reach approximately 39.6% by 2011, with more than 43.8 million Internet users, a significant increase from the number of users in 2006.

Broadband subscriber line penetration in Mexico was 2.7% in 2006, with approximately 2.8 million broadband subscriber lines. According to Pyramid, broadband subscriber line penetration is expected to reach 7.4% in 2011, with approximately 8.2 million broadband subscriber lines.

Mobile.  According to Pyramid, Mexico’s mobile market size was approximately U.S.$11.3 billion in 2006, and is expected to reach approximately U.S.$18.4 billion in 2011, growing at a 10.3% compound annual growth rate. Total mobile subscriptions reached approximately 56.7 million in 2006 and are expected to reach approximately 93.3 million in 2011. The mix of prepaid and postpaid subscribers is expected to remain constant at approximately 90% prepaid versus 10% postpaid subscribers during the projected period.

Voice over Internet Protocol (VoIP).  Pyramid projects that the VoIP market in Mexico will grow at a compound annual growth rate of 100.7% between 2006 and 2011 in terms of revenue and will reach 1.5 million subscriber lines by 2011.

Internet Protocol Television (IPTV).  IPTV revenues are expected to reach approximately U.S.$275 million in 2011, representing a compound annual growth rate of approximately 165.5% between 2007 and 2011. IPTV subscriber liens are expected to reach 1.4 million by 2011, according to Pyramid estimates.

Business

Overview

We are a fast growing integrated telecommunication services operator providing voice and data services to residential and small- and medium-sized business customers in four metropolitan markets in Mexico. Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by the local telephone incumbent and other competing telecommunications providers. We provide a wide range of services including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony and Voice over Internet Protocol (VoIP) telephony, and offer attractively priced service bundles. We also offer cable television and mobile voice service through resale arrangements or partnerships with other providers. In 2007, we plan to offer multichannel television service over our own network, using Internet Protocol video transmission.

We have built and operate our own telecommunications network and support infrastructure, including the critical “last mile” to the customer’s premise, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, high-quality bundled offerings, competitive pricing and superior customer service provides an attractive value proposition for our customers, which has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 269,598 as of December 31, 2006, representing a compound annual growth rate of 21.1%. We also successfully reduced our churn level from 3.0% to 1.6% during this same period.

We believe we are a technology and service innovator in Mexico, bringing several “firsts” to the Mexican market, including the first all-digital local switching network, the first commercial digital subscriber line (DSL) broadband offering, the first VoIP offering, the first “triple-play” offering (in partnership with cable television companies) of voice, data/Internet and video to residential customers, the first “quadruple-play” by adding mobile services to our “triple-play” offering through a partnership with Telefónica Móviles and we expect to provide the first Internet Protocol television (IPTV) offering.

We operate in selected metropolitan areas that we believe offer solid opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Queretaro and Toluca. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of March 31, 2007, in areas covered by our networks (measured by homes passed) we have achieved penetration levels of 39% in the city of Puebla, 40% in the city of Mexico City and 26% in the city of Queretaro. We believe our business model is highly replicable in other cities and we plan to expand operations to business customers in other urban markets which have favorable demographics and economic conditions.

We reach our customers with highly efficient technology, using a combination of fiber optic cable, broadband-capable copper wire and microwave transmission technology. Since we began construction of our network in 1998, we have employed leading edge proven technology, currently capable of providing a wide range of value-added services, including broadband and video. We constantly analyze technological developments and strive to incorporate the most capital-efficient network technology available to satisfy our customers’ requirements. We build our telecommunications networks in each city by initially installing centralized equipment such as a digital switch and fiber backbone ring and then adding last-mile network in a modular fashion, strategically targeting individual neighborhoods, business areas and new residential developments. This approach enables us to quickly adapt our network expansion plans, rapidly increase service in a given area and reduce the time lag between our incurrence of capital expenditures and generation of revenues. This approach also allows us to match our locally-oriented sales efforts, which are primarily conducted by our door-to-door sales force, to our network builds so as to maximize the degree and speed of penetration of new areas in which we expand.

As of December 2006, our network encompasses 471 route kilometers of metropolitan fiber optic cable and over 2,733 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Queretaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey.

We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,421-kilometer longhaul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

We manage all aspects of the service offering to our customers, including installation, provisioning, network monitoring and management, proactive trouble ticket management and billing. Since we control our entire network and are not dependent on the local telephone incumbent for local loops, we are able to manage the speed of our service initiation and ensure the quality of our service offerings. We have a customer retention program that includes a customer call center open 24 hours a day, seven days a week and a dedicated customer retention team. According to our market research, our customers place high value on, among other things, quality service, accurate billing and competitive pricing.

We believe that the combination of our ability to offer high quality bundled offerings at competitive prices, our position as a customer service-oriented provider, our locally focused modular network construction strategy, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

Competitive Strengths

Our business is characterized by the following strengths:

Innovative and fully bundled service offerings.  We are a fully integrated telecommunication services provider offering a wide range of communications services to satisfy our customers’ needs. We currently offer local and long-distance wireline voice and dial-up and broadband DSL Internet access throughout our service areas, and in 2007, we plan to launch our multichannel IP video service in Puebla, entirely on our own network. We offer these services individually and in attractively priced bundles including a “triple-play” of voice, broadband Internet and video. We also offer a “quadruple-play” bundle through a partnership with Telefónica Móviles which includes mobile service. In the cities of Toluca and Queretaro, we offer “triple-play” services in partnership with the local cable television companies, although we expect to eventually migrate our video offering to our own network. We believe we have been a leading innovator in the Mexican telecommunications industry. In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions; in 2001, the first to offer DSL; in 2005, the first to offer VoIP over hybrid fiber-coaxial, or HFC, networks; in 2006, the first telecommunication carrier authorized to provide “triple-play” services through a joint venture with a cable operator; in 2006, the first telecommunication carrier authorized to provide “triple-play” services exclusively utilizing its own network; in January 2007, the first telecommunication carrier authorized to provide “quadruple-play” services; and we expect to be the first carrier to provide IPTV.

Proven business model achieving high penetration rates in the cities in which we operate.  Our business model is based on careful geographical targeting of attractive and underserved segments of the residential and business population. By matching our network cluster deployments to specific areas of underpenetrated customer demand, we have achieved strong penetration in the selected urban markets in which we operate. Our network “cluster” buildouts are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of March 31, 2007, in areas covered by our networks (measured by homes passed) we have achieved penetration levels of 39% in the city of Puebla, 40% in the city of Mexico City and 26% in the city of Queretaro. These strong penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, historically, we have sold approximately 85% of built lines in our network cluster within 180 days. We believe we can replicate our business model in other urban markets.

Cost efficient, high-quality and highly capable technology.  We use high-quality and highly capable technology to deploy our network and service our customers’ needs in a cost-efficient manner. We combine optical fiber, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential. Our network uses fiber optic trunks and heavy gauge copper loops no more than 3 kilometers in length which provide us with the capability to deliver broadband data at speeds up to 20 Mbps. Our network architecture is flexible and allows us to provide value-added services such as video without major outside plant upgrades. We believe our network approach allows us to reach a much broader customer universe than fiber-only networks and to provide voice and data services to residential and small business customers at lower cost than some competitors who only use wireless technology. We believe this permits us to service large and under-penetrated socioeconomic segments of the population in a profitable manner.

Valuable last mile ownership.  Unlike many other markets worldwide, Mexican telecommunications regulations do not require the wireline incumbent (Telmex) to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to the entry of telecommunications service providers. We built our own last mile infrastructure and own in excess of 2,733 kilometers of broadband capable copper wire that passes by approximately 470,000 homes. We are not dependent on other telecommunications carriers for last mile connectivity to reach our customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services and we expect will enable our product offerings to evolve with future market shifts and technology trends.

Strong brand name and excellent customer perception for quality services.  Because we control the entire process of network provisioning, service initiation and service quality, we are able to offer high quality service and maintain customer loyalty. We believe Maxcom has been able to achieve superior customer satisfaction compared to our key competitors. We constantly monitor our customer satisfaction levels through external surveys. According to these surveys, we are currently perceived as the company with the highest marks in overall satisfaction, customer service and service quality, among other relevant categories. We strive to incorporate our customers’ feedback to continuously enhance the quality of our services and the ultimate experience for our customers.

Demonstrated ability to establish successful strategic alliances.  We have a solid track record of developing strategic alliances and partnerships with service providers and technology suppliers that allow us to expand our product offerings. These include cable television and mobile wireless operators whose products we combine with our own voice and data products into “triple-play” and “quadruple-play” bundles. For instance, we offer “triple-play” bundles in conjunction with cable operators Multioperadora de Servicios in Toluca and with Megacable in Queretaro. We also provide wireless services as part of the “quadruple-play” bundle through our partnership with mobile operator Telefónica Móviles. In addition, we pre-install communications services for new residential developments by joining forces with leading real estate developers. Through our technology partnership with Alcatel-Lucent, we have access to state-of-the-art technology that is compatible with our systems and equipment while assuring consistent, cost efficient and high quality service.

Strategy

Our growth strategy includes the following components:

Increase penetration of profitable niche markets with unmet demand for telecommunication services.  We intend to continue to focus on residential customers and small- and medium-sized businesses in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. Mexico’s wireline telephony, broadband and Internet access and multichannel television penetration rates are all low by international standards and we believe there is substantial unmet demand for these services, especially among the lower and middle-low income socioeconomic classes. This socio-economic group, which represents more than 50% of Mexico’s population, is growing rapidly and has low telecommunications services penetration levels with 38% in telephony, 12% in multichannel pay television and 7% in Internet access. We also focus on small- and medium-sized businesses, or SMEs, a large and dynamic group which is under-penetrated when compared to the larger corporations segment. SMEs contributed in excess of 52% of the GDP and generated more than 72% of the employment in the country in 2002 according to INEGI. This group increasingly requires reliable integrated voice and data telecommunications services which Maxcom can provide with tailor-made solutions to meet their specific needs.

Seize wireline opportunity created by highly priced wireless offering.  Mobile wireless penetration in Mexico is approximately 54.4%, nearly triple the penetration rate of wireline telephony according to COFETEL. However, over 92.4% of Mexican mobile users only have prepaid service according to COFETEL, at high per-minute rates. Based on an average call duration of five minutes, current per-minute pricing of wireless services in Mexico is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of more than 4 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.

Expand our network on a disciplined demand-driven, modular basis.  As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network buildout in tandem with sales and promotional efforts targeted at customers in the cluster. We also construct our network on a customer demand basis to support small- and medium-sized enterprises in buildings or locations other than clusters. We refer to these locations as “single sites.” The clusters, single sites and potential buildouts we identify compete internally for capital expenditure funds based on expected profitability and return on investment. In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.

Enhance residential penetration rates and customer average revenue per user through bundling of telecommunications and video service.   We have offered “triple-play” voice, data and video bundled service in conjunction with cable television partners since 2005. In 2007, we plan to launch Mexico’s first multichannel IPTV service over our own network in Puebla and intend to expand to the rest of our coverage area in the short term. Our service uses broadband DSL last mile transmission to deliver up to three simultaneous channels of digital television over a single cable with two strands of copper and will allow our users to select from over 80 channels of programming with instantaneous channel changes and an interactive programming guide. We expect to offer Video on Demand (VOD), digital video recorder (DVR) equipment and WEB TV that will allow our customers to have access to e-mail and other Internet-based services without the use of a personal computer. We believe that our video offerings will allow us to sell video subscriptions to non-customers already passed by our networks, increasing our overall penetration and to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our customer average revenue per user, or ARPU.

Provide additional innovative products in bundled offerings.  We believe we have a history of leadership in innovation in the Mexican market and intend to continue innovating in the future. We intend to provide mobile services under the Maxcom brand through our recent authorization to provide mobile virtual network operation services as well as to provide other value-added services in the future. Our state-of-the-art billing systems provide us with the ability to combine all of the services provided to our customers in a convenient single invoice. We believe that bundled services increase the use of multiple services, enhance margins and lower churn.

Maintain our service quality differentiation and focus.  We believe we provide a differentiated customer experience based on high service quality and customer-focused product offerings. One key element of our strategy is a proactive marketing effort with door-to-door personal sales and marketing promotions and a focus on introducing new services to underserved segments of the population. We offer our residential customers bundled services at competitive prices, installation generally within 24 hours, affordable installation fees and flexible collection policies. In addition, we are able to provide accurate and timely billing services, minimize activation errors and are capable of delivering near real-time activations and disconnections. We also have the ability to offer tailor made solutions to SMEs with low subscription costs.

Overview of Our Services

Since our inception, our primary focus has been to provide affordable, high quality telecommunications services to residential customers and small- and medium-sized businesses. We offer long-distance service as a bundled service for our local telephony customers. We do not offer our long-distance service separately from our local telephony service. Since 2005, we have offered IP Telephony to both the residential and business markets. We also provide digital high speed, dial up and dedicated Internet access as well as leased lines and virtual private networks, or VPNs. We provide telecommunications services to the lowest socio-economic levels through our public telephony service using coin-operated equipment.

Additionally, we provide value-added services including voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also offer e-security and IT equipment support and maintenance to small- and medium-sized businesses.

In the third quarter of 2007, we plan to launch entertainment services through an IPTV solution in the city of Puebla. We expect to be the first to offer these services for the residential market and will be competing directly with cable television companies. Also, during the third quarter of 2007, we expect to be the first Mobile Virtual Network Operator (MVNO) in Mexico. An MVNO provides mobile services to its customers but does not have an allocation of spectrum. With this service, we plan to expand our product offerings and expect to become the first company to offer a fully integrated “quadruple-play” in Mexico.

Our Products

In addition to our innovative highly reliable product offering and superior customer service, our value proposition incorporates pricing that is typically at a modest discount to the levels charged by Telmex and other competitors for comparable services. The following are the service products we currently offer to our customers.

For the residential market we have the following products:

•	LineaMax Residencial. This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	Larga Distancia Max. This product provides domestic and international long-distance services to those of our local telephony customers who require long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephony service.

•	CentralMax. This service provides customers in residential developments with all of the functions of a private branch exchange (PBX) using centrex technology (central functionality for simulating a PBX), without having to acquire and maintain equipment. It allows customers to communicate with the common areas of the development with four-digit internal calling. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.

•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

•	Internet Max. This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps. We provide this service to customers, regardless of whether they have a Maxcom telephone line.

•	SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256 and 512 Kbps and also 1 and 2 Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

For the small- and medium-sized businesses our product portfolio includes:

•	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service provides business customers with connectivity to their analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	SpeediMax (ADSL). This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1 and 2 Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines. ADSL provides a secure, dedicated link to the Internet or a company’s internal data network.

•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations.

•	Hosted PBX. This service provides our business customers with all of the functions of an Internet Protocol PBX (IP/PBX) using VoIP technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection. We market this service to customers who make and receive a significant volume of international and domestic long-distance calls. This service includes additional voice features such as call waiting, caller identification and voice mail.

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. Maxcom supplies all of the software and hardware equipment as an integrated solution for our customers.

•	SOSMax. This service provides preventive and corrective maintenance to our customers’ IT equipment.

•	Audio Conference. This service provides our business customers with operator-assisted and non-attendant teleconferencing services, with value-added features including recording of the conference, sound options, warning entry, password and e-mail notification.

We believe that our products will help us benefit from the significant growth expected for data applications in Mexico and help us increase our participation in the small- and medium-sized business market. In particular, we believe that the combination of voice and data services constitutes an attractive set of products for those business customers enabling us to compete more effectively in such a market.

Pricing

We generally seek to maintain very competitive prices. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls.

Our residential pricing offerings range from a low monthly rent option with some calls included to an all-inclusive option including unlimited local calls, long-distance and mobile minutes, broadband Internet access and customers’ premises equipment (CPE) for a fixed monthly fee. For our business customers, our pricing offerings range from a per-minute charge to unlimited local usage.

We pay interconnection charges to other carriers on a per-minute basis. However, the common practice in the Mexican retail market is to charge customers on a per-call basis for local service. We seek to minimize the risk associated with this mismatch between our revenues and costs and therefore, in some cases, have implemented a per-minute charge plan for long holding time customers to be consistent with our interconnection fees that are on a per-minute basis.

Our Markets

Concession Areas

On December 20, 1996, we were awarded Mexico’s first competitive local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long-distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was further expanded to cover all of Mexico.

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 18.1 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 42.5 telephone lines per 100 inhabitants as of December 31, 2006, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2006, we had 141,410 lines in service in Mexico City, representing 3.8% of all lines in service in the city according to our internal data.

We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.8 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 12.1% of all lines in service in the state of Puebla in 2006, according to our internal data. As of December 31, 2006, we had 96,045 lines in service, compared to 85,319 lines in service as of December 31, 2005.

We commenced commercial operations in the city of Queretaro in November 2002. The city of Queretaro has a population of approximately 1 million people. As of December 31, 2006, we had 22,652 lines in service, representing 7.1% of all lines in service in the state of Queretaro compared to 13,988 lines in service as of December 31, 2005, according to our internal data. We also offer “triple-play” bundles in Queretaro through a partnership with Megacable.

To take advantage of the geographical location of Toluca and its potential market, we also commenced commercial operations in the city of Toluca in November 2005 with a “triple-play” strategy in partnership with Multioperadora de Servicios, a cable television company. Toluca is one of the bordering cities of Mexico City, with a population of approximately 1.4 million people. As of December 31, 2006, we had 6,815 lines in service, representing less than 1% of all lines in service in the greater Mexico City area compared to 425 lines in service as of December 31, 2005, according to our internal data.

Clusters and Single Sites

We have developed a comprehensive marketing strategy that starts by identifying a number of underpenetrated city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. The cluster becomes the basis for network design and deployment. During the network construction phase, we also launch in tandem a targeted field sales and door-to-door marketing effort.

Our cluster strategy is divided into three stages:

•	Identify clusters through market research. Our market research is designed to identify residential customers and small- and medium-sized businesses. Once we identify potential customers within the clusters, based on the marketing sales forecast we design the deployment of the access network to cover them. We perform a return on investment and profitability analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•	Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule. We commence promoting our services at the same time we build our network. These coordinated and parallel efforts help reduce the time between network deployment and revenue generation.

•	Fill in clusters by offering our services to all customers within the cluster. Marketing efforts are focused on achieving the highest penetration within our clusters.

We also build our network on a customer demand basis to support small- and medium-sized enterprises in buildings or locations other than clusters. We refer to these locations as “single sites.” When our corporate sales personnel identify a potential opportunity, we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to determine whether it is economically attractive to offer our services in that particular location.

Our Network

Buildout Strategy

We build our network on a modular basis. In each city where we operate, we initially install a digital switch and obtain a backbone metropolitan fiber optic network which form the core of the network in that city. Our outside plant development is then executed in a modular and scalable fashion based on individual network clusters that target specifically identified areas of the city that include residential areas we deem attractive as well as areas with concentrations of small- and medium-sized businesses. Once a cluster has been identified by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines. This strategy allows us to match capital expenditure to customer opportunity and to concentrate our sales efforts in a timely fashion to match the in-service dates of new clusters.

We have historically sold 85% of all lines built in a new cluster within 180 days of construction. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including VoIP services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.

We have standardized our network design using Altcatel-Lucent, Advanced Fiber Communications (AFC) equipment and Huawei equipment (including DSL access equipment and video over IP technology). We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

Network Backbone

We own and operate 6,421 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing, or DWDM, with a maximum growth capacity of up to 32 wavelengths, each with 2.5 Gbps capacity. We have installed three DWDMs systems to date.

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 182,550 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide VoIP and VoCable services to the residential market. We switch our Toluca telephone traffic using our Mexico City switch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have a lit 144-strand, 57-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 175 route-kilometers of metropolitan fiber in the Mexico City area. We recently installed coarse wavelength division multiplexing, or CWDM, equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have three Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelican, Huejotzingo and Rio Frio — located along our Mexico City-city of Puebla fiber optic link.

We use our own fiber optic rings to connect our microwave nodes, to provide backhaul to our switches and to connect to the public switched telephone network. We also use this fiber to connect directly to the premises of some of our high-volume business customers for voice and data services and private line service.

Last-mile Connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches. Our copper feeder wire is installed with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its lower cost and faster speed of deployment. For aerial deployment, we typically use electricity poles we lease from the Comisión Federal de Electricidad and the Compañía de Luz y Fuerza del Centro. We integrate fiber optic and Digital Subscriber Line Access Multiplexer (DSLAM) facilities in the distribution plant to allow us to provide broadband services. Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers. With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed ADSL technology.

We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone. We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla and Queretaro. We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high-speed connection. We also have a point-to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

Switching

We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro. Our two switches in Mexico City are equipped for 103,560 trunks, our switch in the city of Puebla is equipped for 46,860 trunks and our switch in the city of Queretaro is equipped for 32,310 trunks. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

We also have a next generation Alcatel A5020 Softswitch which provides VoIP and VoCable services to the residential market. Our platform is fully IP integrated with additional services including voice mail, call waiting and IP centrex features such as hunting group, call transfer and 3-way conference call. Our VoCable solution is fully packet cable compliant. The platform has a capacity to manage 25,000 VoCable endpoints and 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network, or PSTN, using SS7 signaling.

We also have a class 4 CS2K Nortel Softswitch located in Monterrey with the following interconnection capacity: 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

We also own and operate one pair of SS7 STPs (Signaling Transfer Point) in Puebla, two pairs in Mexico City and one pair in the city of Queretaro, to manage our interconnection with all other carriers.

Operational support systems

We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard, Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible and to identify problems early in order to utilize available redundancy and repair the damaged part of the network.

Our operational support systems are designed to allow us to differentiate ourselves from our competitors by enabling us to:

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

Our information technology strategy is to implement operational support systems possessing a high level of functionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

•	Spanish language support for invoices and documentation;

•	a high degree of integration among all operational support systems components;

•	flow-through of information, provisioning and service activation;

•	capabilities to monitor, manage and resolve network problems;

•	allowance for growth on a modular scalable basis; and

•	support of administrative operations for financial controls.

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent, Cisco and Symantec. We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems. For all IT elements, we use a backup solution by Hewlett Packard, which lets us generate a security copy to support recovery activities. The data center operates under a controlled condition which includes regulated energy, cooling, illumination and fire prevention systems. We collect, format and process call records using a mediation system provided by Byte Vendor. Provisioning is managed using the ASAP System from Metasolv. The customer account and its associated products are managed in a telecommunication business system, or TBS by Metasolv, which handles order management and service provisioning, workflow management, network inventory and design management and trouble ticketing.

We use the Arbor System by Comverse for billing. This convergent billing system is highly flexible and equipped to bill all commercial products that Maxcom offers, both to residential and business customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play” and “triple-play.” This billing system will be used to support “quadruple-play” for postpay subscribers; however, for prepay subscribers we plan to implement a new application.

We use Settler by Intec Company to manage reconciliation, settlement and revenue assurance of call records and intercarrier compensation with all of the carriers with which we have interconnection agreements.

We use Siebel Customer Relationship Management, or CRM, by Oracle for our customer relationship management and for our contact center areas, including call center, post-sales and collections. Siebel concentrates all historical information of customers, including contacts, products, service requests, invoicing, payments, balance due, commitments, credit limit and network status.

Our administrative processes system, or Enterprise Resource Planning, is Software Application Process. Some of the processes that are handled in this system include general ledger, accounts payable, purchasing and warehouse.

Marketing and Sales

General

We seek to develop brand name recognition by using our corporate name, logo and product names to portray a unified image. We conduct sales efforts within target clusters to residential customers and small- and medium-sized businesses. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation. As a result, we believe we have positioned Maxcom as an excellent quality service provider.

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

Our direct sales approach consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 420 sales representatives as of December 31, 2006, compared to 478 sales representatives as of December 31, 2005. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products and our internal marketing and sales procedures. In its sales effort, our sales force uses, among other things, multimedia presentations, corporate videos and corporate and product brochures.

In addition to our sales force, we have developed other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing. In order to promote our IP services with distribution channels, we provide all the necessary support in advertising and promotion tools to our distributors.

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

Centralized call center.  This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla and Queretaro 24 hours a day, seven days a week. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.

Walk-in center.  We have two walk-in centers in Mexico City and five in the city of Puebla for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are from 8:30 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.

Centralized trouble-shooting center.  This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla and Queretaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.

Customers may access their billing statements through our website. Our website includes hyperlinks to the websites of two major Mexican banks for our customers to conveniently make payments. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, or at our walk-in centers located in Mexico City and the city of Puebla. We also assist our customers with new service requests and product information.

Credit, Billing and Collection

We perform credit checks using a leading Mexican credit bureau on all of our potential business customers that request more than two lines. Depending on the result of the credit check, we may request a deposit, promissory note, third-party guarantee or standby letter of credit. For business customers with an imperfect credit history we require a one to three-month deposit, which is calculated based on the number of lines contracted. For call centers and other high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity. We do not perform credit checks for business customers with one or two lines.

In addition, we do not perform credit checks for residential customers. Our sales representatives are required to verify the identity and address of our residential customers.

We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly (within the eight commercial billing cycles). For regular customers we process and print our bills within seven days after closing of each cycle. Customers then have 18 days to pay the bill after the cut off date.

For customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only for Maxcom client retention specialists to contact the customer through the telephone line, negotiate and collect the payment. After an account is 30 days past-due, we visit our customers at their addresses in order to collect payment and continue to contact the customer a minimum of three times. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency.

For our customers with 12 months of billing history, we have developed more flexible terms and we restrict and suspend their service if their accounts are unpaid 15 days later than for our newer customers. For customers with more than six lines, we use the same process described above, except that we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the service. We may suspend service when an invoice is at least 30 days past due. However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.

We use our Siebel CRM tool to manage our relationships with customers. This application works on a service request registration basis, where our representatives register all contacts with our customers to track customer history, to solve inquires and perform quality service, to support our business growth, collections and training of our sales force and to enhance marketing.

Competition

We primarily compete in the local telecommunications market on the basis of customer service, value-added products and price. Our main competitors are wireline and fixed wireless local telephony operators, although we also face competition from mobile wireless operators, cable television providers and Internet service providers.

Our core strategy is to focus on underserved markets by targeting new customers that do not currently receive the type of products and services we offer. In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

Although we provide long-distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the residential market we do not offer our long-distance service separately from our local telephony service. In 2006, however, we began to compete directly in the wholesale long-distance market in certain cities where we have our fiber optic network.

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 91.9% of the wireline local telephony lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network, therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in their data services, resulting in a growth rate of 76.5% in their residential broadband Internet accounts during that year.

Other Competitors

We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Megacable, Marcatel, Bestphone and Vox IP.

Axtel, in which Telinor Telefonía, S. de R.L. de C.V., AIG-GE Capital Latin America Infrastructure Fund, L.P. and The Blackstone Group are shareholders, was awarded a nationwide local telephony and long-distance concession in June 1996, wireless frequencies of 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000 and in Guadalajara, Puebla, Toluca and Leon during 2001. It currently serves 12 cities. Axtel targets the high-end residential and the small- and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.

In June 2006, Axtel acquired Avantel. The transaction combines Axtel’s hybrid wireline and fixed-wireless local access network and 683 kilometers of metropolitan fiber optic rings with Avantel’s 7,700 kilometers of long-haul fiber optic network and 300 kilometers of metropolitan fiber optic ring. The transaction increased Axtel’s capability to provide advanced voice and data solutions such as IP-based Virtual Private Networks (VPNs) hosting and security to medium, large, corporate and government clients. This agreement created the second largest fixed-line telecommunications company in Mexico.

Avantel, formerly controlled by MCI and recently acquired by Axtel, was awarded a long-distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long-distance services and local services in several cities, including Mexico City, Monterrey, Guadalajara, Cd. Juarez, Chihuahua, Aguascalientes, Leon, Puebla, Cancun, Toluca, Queretaro, Cuernavaca, Merida, Veracruz, Hermosillo, Saltillo, Torreon, San Luis Potosi, Acapulco, Reynosa, Pachuca and Morelia.

Alestra, in which AT&T Corp. is a shareholder, was awarded a long-distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave concession in the 15 GHz and 23 GHz frequency bands, a point-to-multipoint microwave concession in the 10.5 GHz frequency band and a point-to-point national wireless telecommunications concession in the 7 GHz frequency band. Alestra offers nationwide long-distance service and local service in numerous cities, including Mexico City, Puebla and Toluca.

Alestra and Avantel are using their local telephony concessions to service primarily the corporate business segment. We believe they have recently started targeting the small- and medium-sized business and residential segments, supported by their alliances with mass-market oriented Internet service providers (ISPs), with which they have partnered to provide VoIP service through broadband access (Netvoice with Avantel and Masternet Services with Alestra).

Other competitors such as Marcatel, Bestel, Vox IP and MetroRed that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers.

Megacable is one of the largest companies offering pay television and Internet broadband access by cable with coverage in 36 cities in 12 Mexican states, 12,000 kilometers of optical fiber and more than 750,000 clients. Since 2005, Megacable offers IP telephony through its Megafon brand. Megacable is a strong competitor in the pay television industry.

We believe that Megacable, Marcatel and MetroRed do not represent strong competition in the short term.

Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and is expected to start a “triple-play” offering with their IP telephony solution for their premium customers. Currently, Cablevision has more than 400,000 subscribers.

The recent adoption of the Convergence Regulations by the SCT could also increase the level of competition we face in certain markets. See “Industry Overview — Market Liberalization.” In addition, COFETEL recently issued rules relating to number portability which, when effectively applied, will enable customers to switch their telephone service to another carrier while maintaining their telephone number. Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as Maxcom, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.

Employees

As of December 31, 2006, we had 1,470 employees, a 17.6% increase compared to 1,250 employees as of December 31, 2005. Of our total employees, 630 are managed through Outsourcing Operadora de Personal, S.A. de C.V., our wholly-owned subsidiary. Seventy-three of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement expires on March 31, 2008, but is renewable every year. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

Legal Matters and Administrative Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In addition, from time to time, we become aware of potential non-compliance with applicable regulations, which have either been identified by us (through our internal compliance auditing program) or through notice from a governmental entity. In some instances, these matters could potentially become the subject of an administrative or judicial proceeding and could potentially involve monetary sanctions. We believe, after considering a number of factors, including, but not limited to, the opinion of legal counsel, our prior experience and the nature of existing claims and proceedings to which we are currently subject, that the ultimate disposition of these claims and proceedings should not materially affect our consolidated financial position or results of operations.

Comisión Federal de Electricidad (CFE) Litigation

In July 2006, we acquired three companies, Telereunión, S.A. de C.V., or Telereunión, Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., which together we refer to as Grupo Telereunión, from certain members of the Vázquez family, who we refer to as the Grupo VAC Investors. Telereunión was a party to a lawsuit initiated by the Mexican Federal Power Commission, or Comisión Federal de Electricidad (CFE), for Ps.38.3 million in rents due for the 30-year lease of infrastructure, entered into on June 23, 1999, that should have been paid in advance.

Although Telereunión was found ultimately liable for Ps.41.2 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the CFE, the Grupo VAC Investors undertook to negotiate with the CFE, on behalf of Telereunión, more favorable terms for the payment of the amount due to the CFE. On January 9, 2007, Telereunión executed an agreement with the CFE to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the CFE to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.38.3 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.106,000 per month.

Lucent Technologies Claim

Telereunión is also involved in a claim initiated by Lucent Technologies, Inc. for the collection of approximately U.S.$6.5 million in connection with the installation of part of Telereunión’s fiber optic network. We believe that the likelihood of success of the Lucent claim is remote. Although Lucent has not initiated a formal legal proceeding against Telereunión and has only sent several letters in the attempt to collect the amount they allege is due, Telereunión initiated two legal proceedings in Mexican courts seeking (i) a declaration that the applicable statute of limitations (prescripción) has expired and (ii) a declaration nullifying the document upon which Lucent bases its claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC Investors agreed to indemnify us for any out of pocket costs we incur in connection with the resolution of the Lucent claim.

Regulatory Framework

Overview

The telecommunications industry in Mexico is subject to the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995. However, certain rules set forth under the General Means of Communications Law (Ley de Vías Generales de Comunicación), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated thereunder generally remain effective and are referred to as the Old Telecommunications Law.

Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by COFETEL. COFETEL was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.

The SCT retains the authority to grant all concessions and permits. COFETEL makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The SCT has final decision making power on these issues. Once a final decision is made, COFETEL implements the related regulations. Effective April 11, 2006, the Mexican Congress enacted amendments to the Law on Radio and Television (Ley Federal de Radio y Televisión) and to the Federal Telecommunications Law. These amendments were highly controversial and are currently under review by the Mexican Supreme Court. Pursuant to these amendments COFETEL now also has the ability to regulate radio and television broadcasting. We cannot predict how the SCT or COFETEL will interpret and implement the amendments to the Federal Law of Radio and Television and to the Federal Telecommunications Law. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations.

The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation of any of our concessions or imposition of fines. The Mexican government would not be required to compensate us in case of such revocation. See “ — Concessions and Permits — Termination.” A failure to comply with any of the terms of our concessions could also result in the loss of performance bonds (fianzas) that we have issued to the SCT. We have issued performance bonds in the amount of Ps.14.8 million with respect to our local telephony and long-distance concessions, Ps.13.4 million with respect to all seven of our point-to-point microwave concessions and Ps.5.2 million with respect to all three of our point-to-multipoint microwave concessions.

Concessions and Permits

The SCT grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide. Public telecommunications network concessions granted by the SCT can cover a broad range of services, from local and long-distance telephone services, value-added services, such as Internet, to restricted television services, including cable television services. However, once SCT grants a concession, the concessionaire can expand the scope of its concession to cover new services by submitting and application to and obtaining the approval from the SCT.

To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public telephony networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telephony networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has received SCT approval. Concessions for spectrum frequencies and microwave transmission concessions will be re-auctioned at least three years prior to their expiration date. Concessions specify, among other things:

•	the type and technical specifications of the network, system or services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession;

•	the amount of the performance bond; and

•	rights granted to and obligations imposed on the concession holder.

In addition to concessions, the SCT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to notify COFETEL of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by COFETEL.

Ownership Restrictions

Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera), concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans, except in the case of concessions for cellular and PCS communications services, where foreign investment participation may exceed 49% of the voting stock with prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “Neutral Shares”) or ordinary participation certificates (certificados de participación ordinarios), or CPOs, evidencing voting shares and neutralizing their vote, that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation’s ceiling allowed under the Mexican Foreign Investment Law. Foreign governments may not own an interest in the concession holder nor own the assets used to operate the relevant concession. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law and could result in the revocation of the applicable public telecommunications network concession.

Transfer

Concessions are transferable after the first three-year period of the concession if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

Termination

A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the occurrence of any of the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation; or

•	dissolution or bankruptcy of the concession holder or the permit holder.

A concession or a permit may be revoked prior to the end of its term under certain circumstances, including:

•	failure to exercise the rights of the concession within 180 days of the grant;

•	failure to provide interconnection services to other holders of telecommunications concessions and permits without reason;

•	loss of the concession or permit holder’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit (including making any necessary investments and capital expenditures); and

•	failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

The SCT may revoke a concession for violations in any of the circumstances referred to in the first four events described above. Under the last four events described above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession. No compensation may be claimed in the event of revocation.

Temporary Seizure

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

Expropriation

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

In the event of compensation for the temporary seizure or expropriation of a concession or a related asset, there can be no assurances that any such compensation paid by the government will be adequate or that the affected concessionaire will receive any such compensation in a timely manner.

Rates for Telecommunications Services

Under the Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective.

In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Federal Telecommunications Law also prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

Our Concessions

We currently have public telecommunications network concessions to provide the services described below. Each of our public telecommunications network concessions contain one or more specific exhibits that describe the telecommunications services that we are allowed to provide under such concession. In order to broaden the scope of the services allowed under our concessions, we must undergo an authorization process before the SCT for each concession.

Local Telephony

We obtained our regional wireline local telephony concession in December 1996. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all of its terms and have received the approval of the SCT.

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

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to becoming effective.

The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions by which we were required to have capacity to provide services to 376,000 lines by the end of 2006. We met such obligation and are otherwise in compliance with the obligations of our amended concessions.

Long-distance

We obtained our nationwide long-distance concession in December 1996, concurrently with our local telephony concession. Our nationwide long-distance concession has a term of 30 years and may be renewable for up to an equivalent period, provided that we comply with all of its terms and receive approval from the SCT.

The concession expressly permits us to provide the following services:

•	the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers and domestic and international long-distance telephony.

The concession expressly prohibits the following services:

•	those which require a concession for frequency bands of the radio electric spectrum for specific uses;

•	those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

•	those which require a concession to operate radio or television broadcasting systems; and

•	cable or other restricted television.

The concession does not impose any limitations on our ability to set rates other than the requirement that we file with COFETEL a notification of any rate change prior to becoming effective.

The concession required us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long-distance service in the same locations and at the same time in geographic areas where we provide local telephony services. As described above, in December 2004, both our local and long-distance concessions were amended and we are in compliance with the obligations of our amended concessions.

We service our long-distance concession through direct interconnection with other carriers and by reselling our long-distance traffic to other carriers with such capability. We currently have long-distance interconnection with Telmex in the cities of Mexico City, Puebla, Queretaro, Toluca, Celaya, Irapuato, Leon, Guadalajara, Aguascalientes, San Luis Potosi, Saltillo, Monterrey and Nuevo Laredo.

According to the Mexican telecommunications regulations, all local carriers must offer their customers pre-subscription, which is the option to select the long-distance carrier of their preference. However, local carriers may request a waiver of this obligation from COFETEL. On May 27, 2002, COFETEL granted us a waiver of the pre-subscription requirement . As a result of this waiver, all of our local telephony customers were required to use our long-distance service. While this waiver has expired, we believe we will be able to obtain a renewal from COFETEL or that COFETEL will issue general rules excluding companies like us from the pre-subscription requirement. In the interim, we require customer waive pre-subscription and believe we would be able to get an injunction preventing mandated pre-subscription, as has another competitor, if this practice was challenged.

The U.S. Federal Communications Commission (FCC) has granted both Maxcom U.S.A., Inc. and Sierra Telecommunications, Inc. a license under section 214 of the Communication Act of 1934, or a 214 license, to provide international telecommunications services between the United States and international points, mainly Mexico.

Microwave Transmissions

Point-to-point

In October 1997, we were awarded seven nationwide point-to-point microwave concessions. These concessions cover:

•	two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

•	three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

•	two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

These concessions, which were issued in June 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to becoming effective. The concessions require us to provide available capacity to the general public. We are currently in compliance with all the material terms of the concessions.

Point-to-multipoint

In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering telecommunications regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region, in the 10.5 GHz frequency band with a 60 MHz bandwidth. These concessions, which were issued in April 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions originally required us to install a network and offer service to at least 30% of the population in each concessioned region by the end of the second year after the issuance of the concession.

Until December 2003, Maxcom and 14 other concessionaires were unable to start operations in some of our concessioned regions because of a lack of commercially feasible technological solutions and equipment for those frequencies. As a result, COFETEL granted us several extensions on the deadlines specified in the concession, with the last extension expiring in February 2004. On March 31, 2004, we notified COFETEL that we had started operating in Puebla and therefore were in compliance with our initial coverage obligations for region 8. Although we have the capability to initiate operations in regions 3 and 5, to date no customer has requested such service and we therefore have not initiated operations in these regions.

These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to becoming effective.

Cable Television

On August 4, 2006, the SCT granted Maxcom a traditional cable concession to provide cable TV and radio services in the city of Puebla. Shortly thereafter, the SCT filed the Convergence Regulations through which different types of carriers could be authorized to provide additional services to those included in their original concessions. On October 13, 2006, we notified the SCT of our compliance and voluntary affiliation with the Convergence Regulations and, as a result, the SCT authorized us to provide cable TV and radio services in addition to those services already granted in our original public telecommunication network concession.

As a result, Maxcom is now authorized to provide nationwide cable TV and radio services and is the first telecommunication concessionaire to be authorized to provide “triple-play” services. We are able to service cities by notifying the SCT and to date have notified them of service provision in 99 cities. We intend to add more cities in the future.

Mobile Virtual Network Operation

On January 17, 2007, COFETEL granted us authorization to provide MVNO services based on our 1996 concession. This authorization enables Maxcom to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico. As a result of this authorization, Maxcom is the first and only telecommunications concessionaire to offer “quadruple-play” services exclusively under its own brand name.

The terms of both the cable TV and radio and MVNO authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose other obligations, including minimum coverage or investment commitments.

Material Ongoing Obligations Relating to Our Concessions

•	Each concession sets forth the ongoing obligations that we must meet on a monthly, quarterly or annual basis vis-à-vis the SCT and the COFETEL. Our principal ongoing obligations include the following:

•	File information related to each concessionaire’s shareholders on the first quarter of every year;

•	Prepare a monthly report on any failures and interruptions of the services;

•	Prepare quarterly quality of services reports which shall be filed before the SCT if required;

•	Prepare commercial practices guidelines which shall be available for review by any third party;

•	Prepare an emergency response plan which shall be filed before the SCT during the following six months after the relevant concession granting date;

•	Notify the SCT of any relevant event that could affect the provision of the services or the performance of the network;

•	Register its service fees with the COFETEL each time they are modified;

•	File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•	Prepare a quarterly report on the status of the expansion and coverage of the network;

•	Make available the internal statistics on traffic, routing and performance of the network;

•	Grant a performance bond in favor of the Federal Government to guarantee its obligations under the concession;

•	File with the SCT within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•	File with the SCT the form of agreement to be entered with the concessionaire’s subscribers.

Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by the COFETEL and imposed by the SCT.

Interconnection

In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long-distance and mobile carrier operating in Mexico. All terms of interconnection (such as point of interconnection) are negotiated between telecommunication carriers under COFETEL’s supervision. Should telecommunication carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

Local Interconnection

We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate is currently Ps.0.1053 (U.S.$0.00975) per minute.

This agreement was amended in February 1999 to incorporate a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Our interconnection agreement with Telmex provides for an allowed percentage of imbalanced traffic of 5%, subtracting from such calculation all commercial traffic and customers who have had contracts for less than 180 days. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, then no interconnection fee amounts are payable by the net carrier of interconnection services. If the imbalance exceeds 5% in any given month, the “bill and keep” feature will not apply for that month.

If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. COFETEL has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers of total customers.

Through December 31, 2006, no material interconnection fees have been paid.

Mobile Interconnection

We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefónica Móviles and Iusacell. For more information on each of these carriers, see “Industry Overview — Mobile Telephony Market.” The mobile to wireline interconnection fees with these carriers, which change on a monthly basis, were Ps.0.0989 for December 2002, Ps.0.1111 for December 2003, Ps.0.1096 for December 2004, Ps.0.1031 for December 2005 and Ps.0.1072 per minute for December 2006. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for 2002, 2003 and 2004 and Ps.1.71 for 2005, Ps.1.54 for 2006 and will be Ps.1.34 for 2007, Ps.1.21 for 2008, Ps.1.09 for 2009 and Ps.1.00 for 2010. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit through Telmex’s network may be used at a rate per minute of U.S.$0.003.

Long-distance Interconnection

Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers. As a result, we granted long-distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from COFETEL of the obligation to offer such option to our customers. For more information about this waiver, see “— Our Concessions — Long-distance.”

We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis. In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network.

SCT Approvals

The terms of most public telecommunications network concessions, including ours, require SCT approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock.” SCT approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession. As a result, in the event we decide to complete a merger through an exchange offer, or an acquisition through the purchase of a controlling interest in a potential target that is not a holding company, we would need SCT approval. The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the SCT, as well as the approval of the Mexican Antitrust Commission (Comisión Federal de Competencia), if applicable. See “— Antitrust Approvals.”

Antitrust Approvals

Mergers, acquisitions and other business combinations, to the extent they exceed specific threshold amounts, generally are regulated and must be approved by the Mexican Antitrust Commission. Once a merger, acquisition or business combination is submitted to the Mexican Antitrust Commission for approval, the Commission generally has 45 days to object the transaction. If the Mexican Antitrust Commission does not object to the transaction within this 45-day time frame, the transaction is deemed approved. In addition to having the power to approve some mergers, acquisitions and business combinations, the Mexican Antitrust Commission can condition its approval of a particular merger, acquisition or other business combination upon the satisfaction of terms that it may determine, as well as reverse a transaction that was previously approved if it believes it has had an adverse effect on the market.

In addition, according to a resolution issued by the Mexican Antitrust Commission, the consummation of any future acquisitions, regardless of the value of the transaction, may be subject to approval by the Commission. We cannot assure you that we will obtain the requisite approvals from the Mexican Antitrust Commission to consummate any future acquisitions. If we are unable to obtain the requisite approvals, we will be unable to complete any proposed acquisitions.

Municipal and Other Regulatory Approvals

Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Risk Factors — Risks Relating to Maxcom — Our telecommunications network infrastructure has several vulnerabilities and limitations.”

C.	Organizational structure

Maxcom’s Mexican direct subsidiaries are Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V., and its indirect personnel subsidiaries are Outsorcing Operadora de Personal, S.A. de C.V. and Técnicos Especializados en Telecomunicaciones, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable, that provides corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and by Maxcom Servicios Administrativos, S.A. de C.V. for the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V. and Maxcom TV, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that limited liability companies have a minimum of two stockholders.

In February 2004, we incorporated a wholly owned subsidiary in the state of Delaware under the name of Maxcom U.S.A., Inc. Maxcom U.S.A., Inc. applied before the FCC to obtain a 214 license to provide international telecommunications services between the United States and international points, mainly Mexico. The FCC granted the license in March 2004; however, Maxcom U.S.A., Inc. has not yet initiated significant operations in the United States.

In February 2005, we incorporated Maxcom SF, S.A. de C.V., a wholly-owned subsidiary, under the laws of Mexico. This subsidiary is expected to be used as a special purpose vehicle to finance the securitization of Maxcom’s accounts receivable in the future.

In May 2005, we incorporated Maxcom TV, S.A. de C.V., a wholly-owned subsidiary, under the laws of Mexico. Also in May, 2005, this subsidiary requested a license from the Mexican government to provide cable television services for the City of Puebla, Pue.

In June 2005, we incorporated Outsorcing Operadora de Personal, S.A. de C.V. as a wholly owned subsidiary of our subsidiaries Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V. This indirect subsidiary provides personnel services to Maxcom.

In April 2006, we incorporated Técnicos Especializados en Telecomunicaciones, S.A. de C.V. as a wholly-owned subsidiary of our subsidiaries Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V. This indirect subsidiary also provides personnel services to Maxcom.

In July 2006, we completed the acquisition of Grupo Telereunión from the Grupo VAC Investors. Grupo Telereunión is comprised of two Mexican limited liability companies (sociedad anónima de capital variable), Telscape de México, S.A. de C.V. and Telereunión, S.A. de C.V. Both companies are now our direct wholly — owned subsidiaries. We own all of the stock of these two companies except for one share of each of these companies, which is owned by Maxcom Servicios Administrativos, S.A. de C.V. Telscape de México, S.A. de C.V. is the owner of certain elements of our infrastructure, and Telereunión, S.A. de C.V. holds a nationwide long-distance concession, as well as a fiber optic backbone in the Gulf of Mexico region.

With the acquisition of Grupo Telereunión, we also acquired Sierra Communications USA, Inc., a Delaware corporation, which also holds a 214 license to provide international telecommunications services between the United States and international points, mainly Mexico.

We render some of our services through Grupo Telereunión.

The following chart summarizes our corporate structure:

D.	Property, plant and equipment

We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

We lease space for administrative offices in Mexico City and in the cities of Puebla and Queretaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet.

In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City, giving us the right to retain a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas. We were also released from the leasing obligation on approximately 35,887 square feet plus parking space of the building originally expiring on September 30, 2013. In exchange, we agreed to prepay the full, ten-year lease obligations on the first floor and a portion of the roof-top, which amounted to U.S.$2.7 million, payable in installments through May 2004.

Our offices in the city of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet.

Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,012 square feet. We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches.

On August 1, 2005, we leased a warehouse comprised of 29,324.9 square feet for a 3-year term that expires on July 31, 2008. In addition, we lease approximately 134 other sites that are used as hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla and Queretaro. Additionally, we own five portions of land in the City of Puebla that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

All peso amounts discussed in this annual report are presented in constant December 31, 2006 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 29, 2006, which was Ps.10.80 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 and related notes.

Our consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which are currently the Mexican Financial Reporting Standards (Normas de Información Financiera), or NIF. Mexican GAAP differs in certain significant respects from U.S. GAAP. Note 22 to our consolidated financial statements contains a description of the principal differences between Mexican GAAP and U.S. GAAP and provides a U.S. GAAP reconciliation of our net losses for the years ended December 31, 2004, 2005 and 2006 and our stockholders’ equity as of December 31, 2005 and 2006.

Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Board for Research and Development of Financial Information Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.), or CINIF, which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies-Effect of Inflation on Financial Information.” We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2006), using a restatement factor derived from the change in the Mexican national consumer price index from the month in which the transaction occurred to the most recent year-end. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 5.2% in 2004, 3.3% in 2005 and 4.1% in 2006.

Recent Developments

Private Placement of Senior Secured Notes due 2014

On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our senior secured notes. In addition, on January 5, 2007, we completed a supplemental private placement of U.S.$25 million aggregate principal amount of our senior secured notes. The proceeds of these offerings were used to refinance existing indebtedness and fund capital expenditures. As part of these offerings, Maxcom pledged certain fixed assets, defined as “systems and telephone network equipment,” which included construction, transportation equipment and vehicles, computers, information electronic processing equipment, telecommunications and office furniture and equipment. We implemented the pledge on February 13, 2007 through a first priority voluntary mortgage in favor of Morgan Stanley & Co. Incorporated, as representative of the noteholders. Our concessions to provide telecommunication services are not subject to the mortgage mentioned above and remain free of liens or restrictions of use and ownership. Additionally, although the assets mentioned above have been pledged in favor of the holders of our senior secured notes, we may be able to dispose of such assets so long as we comply with the requirements and conditions established in the indenture governing the senior secured notes.

In December 2006, we delivered an irrevocable notice of redemption with respect to approximately U.S.$36.1 million aggregate principal amount of our senior step-up notes due 2009, which we refer to as 2009 senior step-up notes, representing all such notes outstanding) and approximately U.S.$5.1 million aggregate principal amount of our senior notes due 2007, which we refer to as 2007 senior notes, representing all such notes outstanding), in each case at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest. At the same time, we effected a satisfaction and discharge under the terms of the relevant indentures by transmitting payment of the aggregate principal amount of the redeemed notes together with the premium amount and accrued interest through the redemption date. As a result, we recognized a loss on extinguishment of debt in the amount of Ps.17 million in 2006. On April 1, 2007, we repaid an aggregate principal amount of U.S.$11.6 million of our 13 3/4% B series bonds, which we refer to as 13 3/4% B series bonds. On May 16, 2007, we also repaid Ps.150 million of our short-term commercial paper program.

Capital Stock Increase and Acquisition of Grupo Telereunión

On July 21, 2006, we reached an agreement with certain entities controlled by Grupo VAC Investors to acquire Grupo Telereunión. The purchase price for Grupo Telereunión was U.S.$8.5 million, which was paid with the issuance of 21,579,658 of our common shares to Grupo VAC Investors. As part of this transaction, the Grupo VAC Investors subscribed for 57,233,845 of our common shares for a purchase price of U.S.$22.7 million, which was paid in cash. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our equity. The proceeds from the sale of our common shares and the acquired Grupo Telereunión network enabled us to continue the expansion of our product offering into both those areas we currently served as well as new areas previously unserved by our network.

The acquisition provides us with a broader national footprint by adding long-term rights over approximately 4,300 additional kilometers of national fiber optic backbone, including a border crossing into McAllen, Texas, approximately 480 kilometers of urban and suburban fiber optic rings and 680 kilometers of fiber optic infrastructure in the Gulf region. The acquisition also provided us with local interconnection in 59 cities and increased our switching capabilities.

As part of the agreement with the Grupo VAC Investors, our shareholders converted all of the preferred shares into common shares by eliminating the liquidation preference of those shares, which at the time of the conversion, such shares represented approximately 92.5% of the capital stock. As consideration for elimination of the liquidation preference, our shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment. The aggregate payment to the preferred shareholders was 126,297,257 common shares. After giving effect to the capital stock increase, the acquisition of Grupo Telereunión and the capital stock restructuring, there were 482,334,778 shares outstanding as of December 31, 2006. In accordance with the provisions of NIF C-11 (Capital Contable, the increase in the number of outstanding shares resulting from this stock dividend payment had no accounting effect since the value of capital stock remained the same.

In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost of Ps.30.1 million that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2006 was Ps.15.4 million. See “Description of Capital Stock” for a further description of our outstanding capital stock.

A.	Results of operations

Devaluation and Inflation

Relative to the U.S. dollar, the peso depreciated 12.8% in 2002, depreciated 9.0% in 2003, depreciated 0.3% in 2004, appreciated 4.9% in 2005 and depreciated 1.5% in 2006. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
	Inflation	Average	Annual Growth	End of Each Year
Year Ended December 31,	Rate	28-Day Cetes	Rate	(Billion)

2002	5.7%	7.1%	0.8%	U.S.$	50.7
2003	4.0%	6.2%	1.4%	U.S.$	59.0
2004	5.2%	6.8%	4.2%	U.S.$	64.2
2005	3.3%	9.2%	3.0%	U.S.$	74.1
2006	4.1%	7.2%	4.8%	U.S.$	76.3

Source: Central Bank of Mexico

The general economic conditions in Mexico resulting from a peso devaluation and consequential inflation may have a negative impact on our results of operations by:

•	increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•	decreasing the purchasing power of Mexican consumers, resulting in a decrease in demand for telephony services; and

•	resulting in our inability, due to competitive pressures, to increase our prices in response to such inflation.

We also record non-cash gains or losses on net monetary position, which represent the erosion of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of our senior secured notes and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. As a result, inflation will likely produce gains to monetary position.

Impact of Foreign Currency Fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2006, the amount of debt denominated in U.S. dollars was Ps.1,818.4 million.

Depreciation of the peso against the U.S. dollar results in an increase of our dollar-denominated revenues and expenses as reported in pesos. Conversely, appreciation in the value of the peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenue and expenses as reported in pesos.

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

To hedge our exposure to foreign currency fluctuations between the peso and the U.S. dollar, on July 11, 2005 we entered into an exchange rate stability hedging transaction. This transaction relates to the payment of interest and principal on U.S. dollar denominated liabilities that matured in 2007. This transaction has no additional related costs and as of December 31, 2006, the notional amount of the hedge was U.S.$16.7 million at a future exchange rate of Ps.11.40 per U.S. dollar. This transaction did not comply with the requirements to qualify as a hedge for accounting purposes. Therefore, we have recognized an accumulated loss of Ps.14.7 million in our results of operations related to the fair value of such instrument.

See “Item 3. Key Information — Selected Financial Data” for a discussion of exchange rates.

From time to time, we assess our exposure and consider opportunities to manage exchange rate risks. In order to minimize the exchange rate risks related to the coupon payments in respect of U.S.$150 million aggregate principal amount of the senior secured notes for the payments during period from June 2008 to December 2020, during May 2007 we entered into currency swap transactions with Bank Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G.

Capitalization of Pre-operating Expenses

We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing.

We were required to begin amortizing all previously capitalized pre-operating costs. Capitalized pre-operating expenses are amortized on a straight-line basis for a period not exceeding ten years. Net pre-operating capitalized balance amounted to Ps.165.0 million at December 31, 2004, Ps.127.3 million at December 31, 2005 and Ps.94.8 million at December 31, 2006.

Customer Attrition (Churn)

We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service.

The following table summarizes our average monthly churn rates for the periods specified below:

Average Monthly
Year Ended December 31,	Churn Rate

2002	3.0%
2003	2.6%
2004	2.0%
2005	1.8%
2006	1.6%

We attribute the improvement in our average monthly churn rate to proportionately fewer service terminations as a result of our strategic focus on customer service, our enhanced customer base knowledge, the efforts of a multidisciplinary team dedicated to analyzing churn trends and to implementing actions to reduce it, and a retention team that negotiates and offers special plans to customers planning to voluntarily terminate our services.

Revenues

Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sales of telephone sets.

Voice services constitute our core business. Revenues from voice services include:

•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which depending on the product, include a certain number of free local calls;

•	usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system; and

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

•	public telephony services;

•	revenues derived from our strategic and commercial alliances with CATV operators, which are discounted by the corresponding amount we are charged by the CATV operator; and

•	the sale of telephone sets.

Revenues from data services include:

•	Internet dial-up access;

•	ADSL;

•	dedicated Internet access;

•	managed services;

•	digital private lines; and

•	lease of backbone capacity.

Revenues from wholesale services are related primarily to the sale of bulk minutes where the cost of minutes depends on the volume of traffic. We also include interconnection fees and other miscellaneous revenues in this group.

Average Revenue Per User (ARPU)

Average revenue per user is used as an industry-standard measurement of the average amount of revenue a telecommunications company derives from each customer of its voice business. We calculate ARPU by dividing the total voice revenues for a given period by the average number of voice lines in service during such period. Revenues from data and wholesale services are reported separately and are not a factor in calculating ARPU.

We calculate the ARPU for voice lines for each of our business and residential segments. Overall ARPU is affected by our business/residential line mix because business lines tend to generate higher ARPU than residential lines. Total company ARPU includes public telephony revenues and lines.

Operating Costs and Expenses

Our operating costs and expenses include:

•	network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses.

•	selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) bad debt (related to past due accounts receivable); and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

Integral Cost of Financing

For presentation purposes, “integral cost of financing” refers to the combined financial effects of:

•	net interest expense and interest income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.

Critical Accounting Policies

Applications of Critical Accounting Policies and Estimates

We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock and deferred taxes. For a full description of all of our accounting policies, see notes 5 and 22 to the consolidated financial statements included in this document.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Fair Value of Stock Options and Warrants

Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date. The total amount of compensation costs recognized for an award of stock-based employee compensation is based on the fair value so determined. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction. We estimate fair values using option pricing models, which requires the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield. Those assumptions are subjective and involve management judgment. The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation.

Allowance of Doubtful Accounts Receivable

The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper size and timing for the recognition of and the amount of the allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively, except when there is a negotiated agreement with a customer. In such cases, a reserve is created based on the agreement with the client. We periodically review this policy to ensure that it accurately reflects current collection patterns.

In addition, in order to mitigate collections risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2006, our provision for bad debt was Ps.89.4 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts, however, we cannot assure that we will not be required to increase the amount of this provision in the future.

Revenue Recognition

We recognize revenues from telephone services provided to our clients, the sale of telephone equipment, services provided to other telephone-service companies (such as interconnection services) and installation charges.

Revenues from services provided to clients, including installation and maintenance, are recognized in the month the service is rendered. Revenues from the sale of telephone equipment to clients are recognized at the time of the sale and/or delivery and installation of such equipment. Revenues for public telephony services, are recognized when the client deposits his coin inside the telephone and it is recognized and accepted by the system. Revenues from mobile telephone services are recognized when the traffic with suppliers of cellular phone has been reconciled and the charge to the client has been done.

Revenues from interconnection services are recognized on an accrual basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by us, and the calls originated from us and completed by the other telephony company over the course of one month do not exceed a determined percentage, there will be no payment of an interconnection rate charge to the net carrier for the interconnection services. However, if the imbalance exceeds that percentage in a determined month, the net carrier will be subject to a per minute charge. The percentage of imbalance was 15% from of December 31, 2005 through December 31, 2006 and has been 5% since January 1, 2007.

In 2003, we started a new business line consisting of the lease of transmission capacity through our fiber optic ring. Revenues from lease of capacity are recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract.

During 2005, we entered into strategic and commercial alliances with two companies that render CATV and Internet services to also render telephony services using CATV infrastructure. We issue a monthly invoice to the end-customer and record the three services (voice, data and video) as revenue. Likewise, we receive from CATV companies an invoice for television and Internet services (for the pertinent month), which is recorded as a decrease of our revenue so that only revenue for voice services is recognized.

Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

Under U.S. GAAP, customer arrangements that include both equipment and services are evaluated to determine whether the elements are separable based on objective evidence. If the elements are severable, each value is assigned based on the relative fair value of each separate element and the revenue associated with such element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period. We believe that the accounting estimates related to customer relationship periods and to the assessment of whether bundled elements are separable are “critical accounting estimates” because: (i) they require management to make assumptions about how long we will retain customers; (ii) the assessment of whether bundled elements are separable can be subjective; (iii) the impact of changes in actual retention periods versus these estimates on the revenue amounts reported in our consolidated statements of operations could be material; and (iv) the assessment of whether bundled elements are separable may result in revenues being reported in different periods than significant portions of the related costs.

Installation Revenues and Costs

Installation costs include labor, tools and materials. Through December 31, 2002, before we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Since 2003, when we started waiving installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October

2017. When we charge installation fees to our customers, we recognize this cost as an expense and do not capitalize or amortize it. Once service with a customer is terminated, the capitalized installation cost is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. According to U.S. GAAP, when installation costs are not billed to customers, the related costs are expensed immediately.

We do not track capitalized installation costs on an individual customer basis because to do so would not be efficient. Based on an analysis of customer history including installation costs and cancellations, we have determined an estimated average cost per customer and estimated customer life and we use these estimates to calculate the amount of cost deferred and the amortization period of such deferred costs and the related installation revenue that is deferred and amortized over the customer relationship. As we have a limited operating history, past history cannot be used as the only accurate indicator of the average customer life. Based on our limited operating history and industry benchmarking, we have determined an average customer relationship period of four years.

Valuation of Long-Lived Assets

We review fixed, definite lived intangible and other long-lived assets at least annually, under NIF C-15, “Impairment of the Value of Long Lived Assets and their Disposal.” Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset for U.S. GAAP reporting and discounted cash flows to the carrying value of the asset for Mexican GAAP. If the total of the undiscounted cash flows is less than the carrying value under U.S. GAAP or discounted cash flows is less than the carrying value under Mexican GAAP, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted and discounted cash flows. In determining our undiscounted and discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flow, as well as customer growth and the appropriate discount rate. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

We also evaluate the useful lives used to depreciate our long-lived assets periodically considering their operating and use conditions. As a result, we changed the useful lives of our long-lived assets during 2005 based on reports from an independent third party appraiser. The useful lives were extended and we recognized less depreciation amounting to Ps.76.2 million.

We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

Upon adoption of the Statement of Financial Account Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” and NIF C-15 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions. As of December 31, 2006, no indicators of impairment existed, therefore we did not undertake any study to determine the value in use of such assets.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from the different treatment for tax and accounting purposes of several items, such as depreciation, amortization and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely to occur, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation account for the full balance of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance, which may materially impact our results of operations in future periods.

As of December 31, 2006, the company had cumulative tax losses in aggregate of Ps.672,878 that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(In thousands of pesos)

1999	Ps.	15,857	2009
2000		71,980	2010
2001		74,481	2011
2002		246,857	2012
2003		30,978	2013
2004		69,621	2014
2005		101,108	2015
2006		61,996	2016

Total	Ps.	672,878

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year Ended December 31,
	2006	2005	2004

Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	38.9%	33.4%	35.3%
Selling, general and administrative expenses	34.9%	40.7%	43.1%
Depreciation and amortization	17.3%	24.5%	38.6%

Total operating cost and expenses	91.0%	98.5%	117.0%
Operating profit (loss)	9.0%	1.5%	(17.0)%
Integral (income)/cost of financing	(6.2)%	(4.8)%	5.4%
Special item(1)	(0.1)%	(1.3)%	0.0%
Other income (expense), net	(0.1)%	0.8%	(0.1)%
Tax provisions	(3.4)%	(2.3)%	(3.2)%

Net loss for the year	(1.7)%	(6.2)%	(14.9)%

(1)	In connection with the issuance of the senior secured notes on December 20, 2006, the company recognized a special item in the amount of Ps.17.0 million, derived from the total amortization of the debt issuance costs related to the repayment of the 13 3/4% B series bonds, the 2009 senior step-up notes and the 2007 senior notes.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net revenues

Our net revenues increased 40.2%, from Ps.1,197.1 million in 2005 to Ps.1,678.6 million in 2006. The increase primarily resulted from:

•	a Ps.335.0 million, or 34.6%, increase in voice revenues from Ps.967.9 million in 2005 to Ps.1,302.9 million in 2006, that we attribute to a 28.7% increase in the average number of voice lines in service during the period as we continued the buildout of our network infrastructure (this increase in voice lines produced a 23.0% increase in monthly fee revenues and a 51.2% increase in overall usage fees);

•	a Ps.23.0 million, or 43.0%, increase in data revenues from Ps.53.5 million in 2005 to Ps.76.5 million in 2006, which primarily resulted from increased sales of backbone capacity; and

•	a Ps.123.5 million, or 70.2%, increase in wholesale revenues from Ps.175.7 million in 2005 to Ps.299.2 million in 2006, driven by an increase in our long distance termination business size unit, primarily as a result of the Grupo Telereunión acquisition.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31,
	2006		2005		% Change
	(In millions)

Voice	Ps.	1,302.9	Ps.	967.9	34.6%
Data		76.5		53.5	43.0%
Wholesale		299.2		175.7	70.3%

Total revenues	Ps.	1,678.6	Ps.	1,197.1	40.2%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2006	2005	% Change
	(In U.S. dollars)

Company:
Monthly charges	$15.5	$17.1	(9.4)%
Usage	24.9	22.4	11.2%
Subtotal	40.4	39.5	2.0%
Non-recurring	2.4	2.7	(11.1)%

Total company	$42.8	$42.2	1.2%

Total company ARPU increased 1% from U.S.$42.2 in 2005 to U.S.$42.8 in 2006. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 9% from U.S.$17.1 in 2005 to U.S.$15.5 in 2006; and (ii) an 11% increase in usage from U.S.$22.4 in 2005 to U.S.$24.9 in 2006.

The following table presents a breakdown of our lines by type of customer at December 31, 2006 and 2005 and the percentage variation:

	At December 31,
	2006	2005	% Change

Voice lines:
Business lines	51,503	36,680	40.4%
Residential lines	190,340	154,233	23.4%
Public Telephony	16,815	5,289	217.9%
Wholesale lines	10,940	10,090	8.4%

Total lines	269,598	206,292	30.7%

Operating Costs and Expenses

Our operating costs and expenses increased 29.5% from Ps.1,179.7 million in 2005 to Ps.1,527.6 million in 2006. This increase was primarily a result of:

•	a Ps.240.7 million, or 84.3%, increase in network operating services resulting mainly from: (i) a Ps.40.7 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic; (ii) an Ps.88.8 million increase in long distance interconnection costs as a result of increased long distance traffic; (iii) a Ps.61.9 million higher operational cost of public telephony services due to a 218% increase in lines in service; (iv) a Ps.33.1 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of our network growth; (v) a Ps.10.5 million increase in costs associated with the operation of the CATV network; (vi) a Ps.4.5 million increase in Internet service costs; and (vii) a Ps.1.2 million increase in cost of other services;

•	a Ps12.2 million, or 12.5%, increase in technical expenses primarily due to: (i) a Ps.5.5 million, or 13.2%, increase in maintenance costs as a result of our larger telephone network; (ii) a Ps.2.9 million, or 9.0%, increase in the cost of sites leasing and expenses related to the operation of our telephone network; and (iii) a Ps.3.8 million, or 15.9%, increase in other expenses;

•	a Ps.3.5 million, or 1.2%, decrease in depreciation and amortization expenses mainly related to a supplementary adjustment in the depreciation of certain fixed assets in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants and NIF C-6, “Property, Machinery and Equipment”; and

•	a Ps.0.3 million, or 1.8%, increase in installation expenses.

Selling, general and administrative expenses increased Ps.98.2 million, or 20.2% primarily due to: (i) a Ps.70.0 million increase in salaries, wages and benefits related to increased headcount; (ii) a Ps.15.6 million increase in sales commissions as a result of higher gross installed lines; (iii) a Ps.10.5 million increase in advertising expenses; (iv) a Ps.6.4 million increase in bad debt; (v) a Ps.3.7 million increase in other general and administrative expenses; and (vi) a Ps.0.8 million increase in lease expenses. This increase was partially offset by a Ps.8.9 million decrease in fees paid to external advisors.

Integral Cost of Financing

Our integral cost of financing was Ps.103.3 million in 2006, an 80.3% increase compared to Ps.57.3 million in 2005.

The following table sets forth our integral cost of financing for the periods under review:

	Year Ended December 31,
	2006		2005		% Change
	(In millions)

Interest expense — Net	Ps.	(122.7)	Ps.	(101.1)	21.4%
Exchange gain (loss) — Net		(1.4)		20.8	(106.7)%
Gain on monetary position		20.7		23.0	(10.0)%

Total integral cost of financing	Ps.	(103.4)	Ps.	(57.3)	80.3%

The increase of integral cost of financing was primarily due to:

•	a Ps.21.6 million, or 21.4%, increase in interest paid as a result of a higher average outstanding balance of debt during 2006 compared to 2005;

•	a Ps.22.2 million exchange loss on our dollar-denominated debt due to the effect of a 1.5% peso depreciation during 2006 compared to a 4.7% peso appreciation during 2005; and

•	a Ps.2.3 million, or 10.0%, decrease in gain on net monetary position, as a result of (i) the effect on liabilities of a higher inflation rate during 2006 when compared to 2005 and (ii) supplementary adjustments in the value of fixed assets according to Bulletin B-10.

Tax Provisions

Our 2006 tax provision represented 195% of our income before taxes in 2006 compared to 59% in 2005. The increase was mainly caused by the effect of the change in our valuation allowance on tax on assets amounting to Ps.30.5 million. Additionally in 2006, we had higher permanent differences that affected our effective tax rate such as the effects of inflation and non-deductible expenses.

According to the applicable tax law in 2006, we incur an asset tax at a rate of 1.8% over the net amount of certain assets and liabilities when the calculated amount of the tax exceeds the income tax we incur. During the fiscal year ended December 31, 2006, we did not generate a tax base for the asset tax.

Employees’ profit sharing is estimated by applying the procedures set forth in the Mexican law. In 2006, we paid Ps.0.12 million in employee profit sharing.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net Revenues

Our net revenues increased 28.2% in 2005 as compared to 2004, from Ps.933.5 million in 2004 to Ps.1,197.1 million in 2005. This increase primarily resulted from:

•	a Ps.198.5 million, or 25.8%, increase in voice revenues from Ps.769.4 million in 2004 to Ps.967.9 million in 2005 that we attribute to a 23.0% increase in the number of average voice lines in service during the period, as we continued the buildout of our network infrastructure (this increase in voice lines produced a 13.3% increase in monthly fee revenues and a 27.7% increase in overall usage fees); and

•	a Ps.56.5 million, or 47.4%, increase in wholesale revenues, from Ps.119.2 million in 2004 to Ps.175.7 million in 2005, primarily due to a 20.6% increase in traffic from 980.7 millions minutes in 2004 to 1,183.1 millions minutes in 2005 together with a 22% increase in the average cost per minute.

The following table presents a breakdown of our revenues by source for 2005 and 2004:

	Year Ended December 31,
	2005		2004		% Change
	(In millions)

Voice	Ps.	967.9	Ps.	769.4	25.8%
Data		53.5		44.9	19.2%
Wholesale		175.7		119.2	47.4%

Total revenues	Ps.	1,197.1	Ps.	933.5	28.2%

The following table presents a breakdown of our ARPU for 2005 and 2004:

	ARPU
	2005	2004	% Change
	(In U.S. dollars)

Company:
Monthly charges	$17.1	$18.6	(8.1)%
Usage	22.4	21.6	3.7%
Subtotal	39.5	40.2	(1.7)%
Non-recurring	2.7	2.3	17.4%

Total company	$42.2	$42.5	(0.7)%

The following table presents a breakdown of our lines by type of customer at December 31, 2005 and 2004 and the percentage variation:

	At December 31,
	2005	2004	% Change

Voice lines:
Business lines	36,680	28,249	29.8%
Residential lines	154,233	125,934	22.5%
Public Telephony	5,289	492	975.0%
Wholesale lines	10,090	10,220	(1.3)%

Total lines	206,292	164,895	25.1%

Operating Costs and Expenses

Our operating costs and expenses increased 8% from Ps.1,092.0 million in 2004 to Ps.1,179.7 million in 2005. This increase was primarily a result of:

•	a Ps.55.1 million, or 23.9%, increase in network operating services resulting mainly from: (i) a Ps.31.6 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic; (ii) a Ps.14.3 million increase in long distance interconnection as a result of increased long distance traffic; (iii) a Ps.6.2 million increase in costs associated with the operation of the CATV network; (iv) a Ps.4.2 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of the growth of our network; and (v) a Ps.1.0 million decrease in other costs, primarily the reduction of Internet service costs as a result of lower rates obtained from new suppliers of Internet access;

•	a Ps.10.2 million, or 11.8%, increase in technical expenses primarily due to: (i) a Ps.4.5 million, or 12.2%, increase in maintenance as a result of our larger telephone network; (ii) a Ps.2.3 million, or 7.8%, increase in leases of sites and expenses related to the operation of our telephone network; and (iii) a Ps.3.4 million increase in other expenses;

•	a Ps.67.0 million, or 18.6%, decrease in depreciation and amortization expenses mainly related to changes in the estimated useful life of certain assets and the recalculation of the depreciation for the year 2005; and

•	a Ps.4.5 million, or 37.3%, increase in installation expenses, primarily as a result of lines installed on the CATV network. During 2004 and 2005, as a result of competitive pressures, we waived installation fees in many instances and we expect to continue to do so in the future. We record installation expense at the time of installation only when we bill our customers for installation fees. Otherwise, we capitalize and amortize the installation costs.

Selling, general and administrative expenses increased Ps.84.7 million, or 21.0%, primarily due to: (i) a Ps.60.4 million increase in salaries, wages and benefits related to increased headcount; (ii) a Ps.20.4 million increase in sales commissions as a result of higher gross installed lines which increased from 62,579 in 2004 to 82,112 in 2005; (iii) a Ps.8.1 million increase in fees paid to external advisors; and (iv) a Ps.11.8 million decrease in other general and administrative expenses.

These increases were offset in part by: a Ps.8.1 million decrease in bad debt provisioning as a result of improved collection efforts; a Ps.6.0 million decrease in office building leases as a result of a renegotiation with the landlord of our headquarters; a Ps.1.8 million decrease in advertising expenses; and a Ps.11.8 million decrease in other general and administrative expenses.

Integral Cost of Financing

Our integral cost of financing was a Ps.57.3 million in 2005, a 212.8% decrease as compared to an integral financing gain of Ps.50.8 million in 2004. The following table sets forth our integral cost of financing for the periods under review:

	Year Ended December 31,
	2005		2004		% Change
	(In millions)

Interest expense — Net	Ps.	(101.1)	Ps.	(40.3)	150.9%
Exchange gain (loss) — Net		20.8		(1.5)	1,486.7%
Gain on monetary position		23.0		92.6	(75.2)%

Total Integral cost of financing	Ps.	(57.3)	Ps.	50.8	(212.8)%

The increase in the integral cost of financing was primarily due to:

•	a Ps.60.8 million, or 150.8%, increase in interest paid on debt including interest paid on financing obtained from local banks and suppliers during 2005;

•	a Ps.22.3 million reduction in exchange loss on our dollar-denominated debt due to the effect of a 4.9% peso appreciation during 2005 compared to 0.3% peso depreciation during 2004, as well as lower dollar-denominated indebtedness due to our October 2004 debt exchange offer; and

•	a Ps.69.6 million, or 75.2%, decrease in gain on net monetary position, as a result of the effect of lower inflation on our net monetary position in 2005 as compared to the inflation during 2004.

Tax Provisions

As of December 31, 2005, we had deferred tax liabilities of Ps.27.6 million generated mainly by the decrease in our cumulative tax losses carry forwards. As of December 31, 2004, we had deferred income tax assets generated by the cumulative tax losses carry forwards; however, since there was no certainty that they would be realized within a reasonable term, such benefit was reserved.

According to the applicable tax law in 2005, asset tax is incurred at the rate of 1.8% over the net amount of certain assets and liabilities only when this tax exceeds the income tax incurred. During the fiscal year that ended on December 31, 2005, we did not generate a tax base for the asset tax. At the close of the fiscal year of 2004, the provision for the asset tax was of Ps.28.9 million.

Employees’ profit sharing is estimated by applying the procedures set forth in Mexican law. During 2005, we did not pay any amount as employee’s profit sharing as no amount was payable after applying such procedures. During 2004, we paid Ps.0.5 million in employee’s profit sharing.

B.	Liquidity and capital resources

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2006 we had Ps.28.0 million (U.S.$2.6 million) in working capital. We believe our working capital is sufficient for our present purposes. We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.

On July 21, 2006, the Grupo VAC Investors subscribed for 57,233,845 common shares resulting in a U.S.$31.2 million increase in our equity, equivalent to 16.34% of Maxcom’s total shares. As part of the transaction, we received U.S.$22.7 million in cash.

On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our senior secured notes. In addition, on January 5, 2007, we completed a supplemental private placement of U.S.$25 million aggregate principal amount of our senior secured notes. Interest on the notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2007. We used approximately U.S.$100.5 million of the proceeds from these offerings to redeem our outstanding 2007 senior notes and 2009 senior step-up notes and to repay our 13 3/4% B series bonds, our then existing credit facilities and certain vendor financings. The indenture governing our senior secured notes contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2006, we believe we are in compliance with all of the covenants contained in the indenture governing our senior secured notes.

The indenture governing the senior secured notes prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.25 to 1 in the case of any incurrence or issuance on or before December 31, 2007, (ii) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (iii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

•	indebtedness, not to exceed U.S.$10.0 million at any time outstanding, represented by capital lease obligations, financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the permitted business of the company, in an aggregate principal amount, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge any such indebtedness;

•	hedging obligations for the purpose of managing our exposure to fluctuations in interest rates with respect to indebtedness permitted to be incurred by us pursuant to the indenture or protecting us against currency fluctuations in the ordinary course of business and not for speculative purposes; and

•	indebtedness not to exceed U.S.$10.0 million in an aggregate principal amount at any time outstanding, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge such indebtedness.

Indebtedness

Our consolidated debt at December 31, 2006 was Ps.1,993.5 million, of which Ps.1,638.1 million was long-term debt. Ps.1,818.4 million of our consolidated debt outstanding at December 31, 2006 was denominated in U.S. dollars and Ps.175.2 million was denominated in Mexican pesos.

The following table presents a breakdown of our consolidated debt for 2006 and 2005.

	Year Ended December 31,
	2006		2005
	(In thousands)

Short Term Commercial Paper Denominated in Pesos:
Short term commercial paper	Ps.	150,000.0	Ps.	156,080.2
Accrued interest		1,500.0		1,560.8

Total short term commercial paper denominated in pesos		151,500.0		157,641.0
Vendor Financing:
Vendor financing denominated in pesos		23,655.8		83,314.2
Vendor financing denominated in dollars		54,199.8		181,861.8

Total vendor financing		77,855.6		265,176.0
Bank Loans Denominated in Pesos:
Short-term portion:
Ixe Banco, S. A		—		49,501.7
Banco Mercantil del Norte, S. A		—		19,847.5
Banco Santander Serfin, S. A		—
Total short term		—		69,349.2
Long-term portion:
Ixe Banco, S. A		—		26,039.6
Banco Mercantil del Norte, S. A		—		56,237.8
Banco Santander Serfin, S. A		—
Total long term		—		82,277.4

Total bank loans denominated in pesos		—		151,626.6
Short Term Payable Bonds Denominated in U.S. Dollars:
$11.6 million 13 3/4 B series bonds (issued on March 17, 2000) bearing interest at a rate of 13.75% maturing on April 1, 2007		126,047.0		—

Total Short Term payable bonds denominated in U.S. Dollars		126,047.0		—
Long Term Payable Bonds Denominated In U.S. Dollars:
$5.1 million 2007 senior notes (issued in connection with the 2002 recapitalization) with maturity in 2007 bearing interest at 0% until March 2006 and thereafter will bear interest at 10%		—		57,057.0
$36.1 million 2009 senior step-up notes (issued in connection with the 2004 recapitalization) bearing a variable interest rate of 4% to 11.25% until October 2009		—		402,520.3
$11.6 million 13 3/4 B series bonds (issued on March 17, 2000) bearing interest at a rate of 13.75% maturing on April 1, 2007		—		129,166.0
$150 million senior secured notes (issued on December 20, 2006) bearing interest at a rate of 11%, maturing on December 15, 2014		1,631,325.0		—
Accrued interest		6,813.0		12,593.9
Less: Discount (net of accumulated amortization)		—		1,045.4
Total Long term payable bonds denominated in U.S. dollars		1,638,138.0		600,291.5

Resources from Operating, Financing and Investing Activities

	At December 31,
	2006	2005	% Change
	Thousands of constant pesos

Net resources provided by operating activities	84,714.3	310,675.2	(72.7)%
Net resources used in investing activities	(1,004,131.4)	(465,183.3)	115.9%
Net resources provided by financing activities	1,399,446.4	322,279.1	334.2%

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Our earnings were insufficient to cover our fixed charges by Ps.852.7 million (U.S.$79.0 million) in 2002, Ps.400.0 million (U.S.$37.0 million) in 2003, Ps.108.0 million (U.S.$10.0 million) in 2004 and Ps.46.0 million (U.S.$4.3 million) in 2005.

As of December 31, 2006, we had Ps.735.1 million of cash and cash equivalents including Ps.22.6 million of restricted cash. As of December 31, 2005, we had Ps.240.5 million of cash and cash equivalents including Ps.8.0 million of restricted cash.

Resources Provided by Operating Activities

For the year ended December 31, 2006, the resources provided by operating activities were Ps.226.0 million lower than in 2005. This decrease was mainly driven by a Ps.108.2 million increase in cash resulting from a reduction in operating losses, offset by a Ps.334.2 million decrease in cash resulting from an increase in accounts receivable, restricted cash, liabilities and other assets, mainly attributable to:

•	Ps.176.8 million decrease in cash resulting from an increase in accounts receivable as a result of our incremental operations;

•	Ps.171.7 million decrease in cash resulting from a decrease in short term liabilities;

•	Ps.14.6 million decrease in cash resulting from an increase in inventory; and

•	Ps.28.9 million increase in case resulting from a decrease in prepaid expenses.

For the year ended December 31, 2005, net resources used in operating activities was Ps.310.7 million compared to Ps.287.9 million for the year ended December 31, 2004. The increase of Ps.22.8 million between 2005 and 2004 was mainly attributable to a Ps.26.5 million increase in cash resulting from a decrease in losses from operations and a Ps.3.7 million decrease in cash resulting from an increase in accounts receivable, restricted cash, liabilities and other assets, mainly attributable to:

•	Ps.47.9 million decrease in cash resulting from an increase in accounts receivable as a result of the increase in our operations;

•	Ps.11.6 million decrease in cash resulting from a decrease in restricted cash as a result of the repayment of credit facilities to Banco Santander Serfin, S.A.;

•	Ps.69.3 million increase in cash resulting from an increase in short term liabilities;

•	Ps.12.7 million decrease in cash resulting from an increase in inventory; and

•	Ps.0.8 million decrease in cash resulting from an increase in prepaid expenses.

For the year ended December 31, 2004, net resources used in operating activities amounted to Ps.287.9 million compared to a negative Ps.53.3 million for the year ended December 31, 2003. The increase in 2004 from 2003 was mainly attributable to a Ps.234.6 million increase in cash resulting a decrease in losses from operations, Ps.79.5 million increase in cash resulting from an increase in restricted cash, liabilities and other assets, mainly attributable to:

•	Ps.19.6 million increase in cash resulting from an increase in restricted cash under the Banco Santander financing;

•	Ps.99.2 million increase in cash resulting from an increase in short term liabilities;

•	Ps.7.1 million increase in cash resulting from a decrease in inventory as we improved our inventory management;

•	Ps.5.9 million increase in cash resulting from a reduction in prepaid expenses primarily related to the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013; and

•	Ps.7.7 million decrease in cash resulting from an increase in accounts receivable as a result of the growth of our operations in 2003.

Resources Provided by Financing Activities

For the year ended December 31, 2006, net resources generated by financing activities increased by Ps.1,077.2 million compared to 2005, due to:

•	Ps.351.1 million provided by the sale of our common stock to Grupo VAC Investors for U.S.$31.2 million;

•	Ps.1,631.3 million provided by the senior secured notes issuance;

•	Ps.465.9 million used to pay (i) $5.1 million of 2007 senior notes and (ii) $36.1 million of 2009senior step-up note;

•	Ps.151.6 million used to pay (i) Ps.49.5 million on the Ixe Banco short term credit facility, (ii) Ps.19.8 million on the Banco Mercantil del Norte short term credit facility, (iii) Ps.26.0 million on the Ixe Banco long term credit facility, and (iv) Ps.56.2 million on the Banco Mercantil del Norte long term credit facility;

•	Ps.226.8 million used for the capitalization of liabilities held with a related party in connection with the acquisition and sale of a subsidiary; and

•	Ps.60.9 million used for other operating activities.

For the year ended December 31, 2005, net resources generated by financing activities amounted to Ps.322.2 million compared to Ps.103.5 million in 2004, due to:

•	Ps.226.8 million provided by the capitalization of liabilities held with a related party in connection with the acquisition of a subsidiary;

•	Ps.157.6 million provided by a short term financing denominated in pesos with commercial paper including Ps.1.6 million of accrued interest;

•	Ps.75.5 million provided by a bank financing denominated in pesos obtained from Ixe Banco;

•	Ps.76.1 million provided by a bank financing denominated in pesos obtained from Banco Mercantil del Norte;

•	Ps.19.6 million provided an exchange rate stability hedging transaction obtained from Ixe Banco;

•	Ps.186.5 million used for the repayment of a bank financing denominated in pesos to Banco Santander; and

•	Ps.46.9 million used for the inflationary effect on our long term payable bonds.

For the year ended December 31, 2004, net resources generated by financing activities amounted to Ps.103.5 million, driven by a Ps.186.5 million increase in bank financing as a result of the financing obtained from Banco Santander, partially offset by the non-cash effect of the 2004 recapitalization comprised of:

•	a Ps.2,068.2 million decrease in the aggregate principal amount of our 2007senior notes;

•	a Ps.437.4 million increase in 2009senior step-up notes; and

•	a Ps.620.0 million and Ps.930.1 million increase on issuance of capital stock and additional paid-in capital from the exchange U.S.$126.4 million aggregate principal amount of 2007 senior notes for 96.8 million N-1 shares and 4.3 million B-1 series shares. This increase in resources generated by financing activities in

2004 compares to resources provided of Ps.105.0 million for the year ended December 31, 2003, due primarily to the inflationary effect (non-cash).

Resources Used for Investing Activities

For the year ended December 31, 2006, resources used for investing activities increased Ps.538.9 million. This increase was mainly attributable to a Ps.441.4 million increase in investment in telephone equipment as a result of our strategy of infrastructure growth during 2006, including the investment in intangible assets and other assets. Also, we acquired Grupo Telereunión for Ps.97.6 million.

For the year ended December 31, 2005, net resources used for investing activities amounted to Ps.465.2 million compared to Ps.374.0 million for the year ended December 31, 2004. The increase of Ps.91.2 million was mainly attributable to a Ps.110.0 million increase in investment in telephone equipment as a result of the implementation of our growth strategy during 2005 and a Ps.18.5 million decrease in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.

For the year ended December 31, 2004, net resources used for investing activities amounted to Ps.374.0 million compared to Ps.141.8 million for the year ended December 31, 2003. The increase was mainly attributable to a Ps.225.0 million increase in investment in telephone equipment as a result of our strategy of infrastructure growth during 2004 and a Ps.7.2 million increase in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.

Capital Expenditures

Through December 31, 2006, we have invested Ps.5,180.5 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments and to private equity investments. This amount includes Ps.149.7 million paid to obtain all of our frequency rights. Our 2006 capital expenditures amounted to Ps.1,004.1 million (U.S.$92.3 million) and our budgeted capital expenditures for 2007 of Ps.1,054.2 million (U.S.$96.9 million) will be funded with the proceeds from our recent senior secured note offering.

Dividend Policy

Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the senior secured notes allows us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than 4.25 to 1.00 on or before December 31, 2007, 4.00 to 1.00 on or after January 1, 2008 and on or before December 31, 2009 and 3.50 to 1.00 on or after January 1, 2010;

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed a certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its redesignation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.

In addition, we may not pay any dividend unless (i) such dividend is paid from our net profit account and the financial statements including such net profit have been approved by a shareholder resolution and (ii) the payment of the relevant dividend is approved by a shareholder resolution.

Effect of Inflation on Financial Information

Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by CINIF, which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2006), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this document have been restated in constant pesos as of December 31, 2006. In calendar years 2004, 2005 and 2006, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 5.2%, 3.3% and 4.1%, respectively.

Bulletin B-12, issued by the CINIF, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Bulletin B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

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

Principal Differences between Mexican GAAP and U.S. GAAP

The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 22 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2006 and 2005 and for each of the two years then ended; for a reconciliation of our net income as of December 31, 2006, 2005 and 2004 and for each of the three years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

During 2006, the company applied Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” has always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. We elected to record the effects of applying

SAB No. 108 using the cumulative effect transition method. The initial application of this guidance represented a reduction in the U.S. GAAP retained earnings of the company as of January 1, 2006 of Ps.6.8 million (see note 22 to the financial statements).

Recent United States Accounting Pronouncements

SFAS No. 155, “Accounting for certain hybrid financial instruments-and amendment of FASB Statements Nos. 133 and 140,” was issued in February 2006. This statement amends Financial Accounting Standards Board, or FASB, Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have any impact on our current financial condition or results of operations.

SFAS No. 156, “Accounting for Servicing of Financial Assets-an Amendment of FASB Statement No. 140,” was issued in March 2006. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this statement. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this statement is the date an entity adopts the requirements of this statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this statement. The adoption of SFAS No. 156 is not expected to have any impact on our current financial condition or results of operations.

SFAS No. 157, “Fair Value Measurements,” was issued in September 2006. This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have any impact on our current financial condition or results of operations.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106 and 132(R) was published by FASB in September 2006. This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This statement amends FASB Statement No. 87, “Employers’ Accounting for Pensions,” FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and other related accounting literature. Upon initial application of this statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88 and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.

The required date of adoption of the recognition and disclosure provisions of this statement an employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this statement is not permitted. The adoption of SFAS No. 158 is not expected to have any impact on our current financial condition or results of operations.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for us beginning in the 2008 first quarter. The adoption of SFAS No. 159 is not expected to have any impact on the our financial condition or results of operations.

On July 13, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 will be applicable to us on January 1, 2007. The adoption of FIN 48 is not expected to have any impact on the company’s current financial condition or results of operations.

In June 2006, FASB Emerging Issues Task Force, or EITF, ratified the consensus on EITF Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-03 concluded that the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes, is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF Issue No. 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF Issue No. 06-03 is not expected to have any impact on the company’s current financial condition or results of operations.

Recent Mexican Accounting Pronouncements

Beginning January 1, 2007, the following NIFs issued by the CINIF became effective. These NIFs will not have a significant impact on the financial information.

NIF B-3, “Income Statement,” incorporates, amongst other things, a new approach to classify income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense rather than a profit tax.

NIF B-13, “Subsequent Events,” requires, amongst other things, recognition of asset and liability restructuring items in the period in which they actually take place and the effect of obtaining waivers for covenant defaults. These issues will only be disclosed in the notes to the financial statements.

NIF C-13, “Related Parties,” increases, amongst other things, the scope of the definition of the related parties concept and the disclosure requirements in the notes to the financial statements.

NIF D-6, “Capitalization of the Financing Integral Result,” establishes, amongst other things, the obligation of capitalization of net interest, gain or loss of monetary position and effects of devaluation.

C.	Research and development, patents and licenses, etc.

We do not undertake research and development activities other than market research.

D.	Trend information

The Mexican Telecommunications industry is highly influenced by various U.S. industry trends, including:

•	The growth in broadband access;

•	The convergence of services and industries, as evidenced by the introduction of voice, data and video bundles in the market:

•	Multi-service IP services;

•	Mobile services.

The growth of competition has been substantial and we expect it to continue. We are continuously improving our competitive position by strengthening our voice and data products and services. The increase in competition negatively affects our profit margins.

Our current financial constraints, including the uncertainty as to the availability of financing and the historical insufficiency of our earnings to cover fixed charges, has and may continue to negatively affect our plans for growth, including the buildout of our network. See “Item 3. Key Information — D. Risk Factors — We may need additional financing to implement our business plan after 2007 and such capital may not be available to us on acceptable terms.”

E.	Off — balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of pesos)

Contractual Obligations:
Long-Term Debt Obligations	1,908,872.0	277,547.0	—	—	1,631,325.0
Capital (Finance) Lease Obligations	18,493.6	7,123.2	11,370.4	—	—
Vendor Financing	56,107.0	35,616.4	20,490.6	—	—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2006	10,067.7	8,717.3	1,350.4	—	—
Accounts Payable to CFE	38,284.2	1,808.8	2,552.2	2,552.2	31,371.0
Debt Obligations Interest	—	188,326.5	359,040.0	359,040.0	533,573.3
Operating Lease Obligation	—	67,921.9	126,680.8	119,186.8	68,943.9
Interest to Account Payable to CFE	—	5,450.0	7,051.0	6,540.0	38,692.0

Total	2,031,824.5	592,511.1	528,535.4	487,319.0	2,303,905.2

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Directors

Our board of directors is responsible for the management of our business. Our board of directors is composed of nine members, each of whom is elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on February 26, 2007. Pursuant to the agreements reached with the Grupo VAC Investors in July 2006, our Series A shareholders are entitled to appoint five directors. The remaining four directors are appointed by our Series B shareholders. Pursuant to the terms of the securityholders agreement the four Series B directors are selected from among nominees proposed by Nexus-Maxcom Holdings I, LLP, a major shareholder which we refer to as “Nexus.”

The following table presents information concerning our current directors as of March 31, 2007:

Name	Age	Position

Adrián Aguirre Gómez	56	Series A Director and Chairman of the Board
Eduardo Vázquez	44	Series A Director and Vice Chairman of the Board
Lauro González Moreno	44	Series A Director
María Guadalupe Aguirre Gómez	58	Series A Director
Rodrigo Guerra Botello	64	Series A Director
Jacques Gliksberg	49	Series B Director
Marco Viola	41	Series B Director
René Sagastuy Ferrandiz	46	Series B Director
Marco Provencio Muñoz	48	Series B Director

Miguel Sepúlveda Martínez, Gabriel Vázquez, María Elena Aguirre Gómez, Miguel Gerardo Sepúlveda Aguirre and Gilberto Solís Silva serve as alternate Series A directors during the absence of Adrián Aguirre Gómez, Eduardo Vázquez, Lauro González Moreno, María Guadalupe Aguirre Gómez and Rodrigo Guerra Botello, respectively. Jorge Cervantes Trejo serves as an alternate Series B director during the absence of any one of Jacques Gliksberg, Marco Viola, René Sagastuy or Marco Provencio. Gonzalo Alarcón is the secretary of the Board and our General Counsel.

Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez and María Elena Aguirre Gomez are siblings. Gilberto Solís Silva is the spouse of María Elena Aguirre Gómez. Miguel Sepulveda is the spouse of Maria Guadalupe Aguirre Gómez. Miguel Gerardo Sepúlveda Aguirre is the son of María Guadalupe Aguirre Gomez and Miguel Sepúlveda. Eduardo Vázquez and Gabriel Vázquez are siblings.

Set forth below is a brief biographical description of each of our directors:

Adrián Aguirre Gómez has been a Series A director and chairman of the board of Maxcom since March 1996. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México, or ITAM.

María Guadalupe Aguirre Gómez has been a Series A director and alternate director of Maxcom since May 1998. Previously, Ms. Aguirre sat on the board of directors of Grupo Famega, a tourist development company, and OutBack Restaurant in Cancun and was a director of Grupo Radio Centro, S.A. de C.V. from 1979 to 1999. Ms. Aguirre is also a director of Sports and Therapy, S.C., a medical clinic and rehabilitation center for athletes. Ms. Aguirre holds an undergraduate degree in business administration from the Universidad Iberoamericana. Ms. Aguirre holds a diploma in advanced management from the Instituto Panamericano de Alta Direccion (IPADE) and has taken several financing and management courses at Harvard University. Ms. Aguirre has been a member of the Fundinnova (Fundación Mexicana para la Innovación Gubernamental y Empresarial, A.C.) since August 2004.

Lauro González Moreno has been a Series A director of Maxcom since November 2005. Previously, Mr. González was chief executive officer of Satmex and Principia, Satmex’s holding company. In addition, Mr. González was chief executive officer of Globalstar de Mexico from 1996 to 2004, chief executive officer of Optel Telecommunications from 1994 to 1999, and an engagement manager at McKinsey & Company in Mexico and Brazil. Mr. González is the founder of Vita Brevis, a non-profit organization that promotes the use of information technology in elementary education in less developed communities and is on the board of trustees of UNETE, a non-profit organization providing education in Mexico through information technology.

Marco Provencio Muñoz has been a Series B director of Maxcom since May 2001. He is a partner and head of the public relations practice at StructurA, a leading economic and political consulting firm in Mexico. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including director general for International Financial Affairs and spokesman of the treasury. Mr. Provencio also worked for three years for the Foreign Affairs Ministry. Mr. Provencio holds an undergraduate degree in Economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

Rodrigo Guerra Botello has been a Series A director of Maxcom since June 2002. Mr. Guerra is also president of the Universidad Regiomontana in Monterrey, Mexico. Previously, Mr. Guerra was executive president of CETRO (a private trust for the development of small private business in Mexico), the national vice president of COPARMEX and the general director and treasurer of the Businessman Coordination Council. Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as president and chief executive officer of IBM de México from October 1980 to February 1995. Mr. Guerra was also director of Sidek and Situr. Mr. Guerra holds an undergraduate degree in chemical engineering from Universidad Tecnológica de Monterrey.

Eduardo Vázquez has been a Series A director and vice president of Maxcom since July 2006. Mr. Vázquez has served as chairman of Grupo Telereunión since July 2004. Since April 2004, Mr. Vázquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in México, such as Telefónica Moviles. In 1990, Mr. Vázquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía

Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of México, and were subsequently sold to Telefónica in 2000. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.

Jacques Gliksberg has been a Series B director since 2002. Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organizacion Rescarven, C.A. (Venezuela), Crown Linen, LLC and is the President of Difusión Panoramica, S.A. de C.V. Mr. Gliksberg was a managing partner of Banc of America Equity Partners from 1994 until 2005. He is now a managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.

Marco Viola has been a Series B director and alternate director since 2003. Mr. Viola was managing director of Banc of America Equity Partners-Latin America from 1995 until 2005. He now is a managing partner at Nexus Partners, LLC. Prior to that, he was a principal in Booz Allen & Hamilton’s financial services group, based in New York. Mr. Viola was active in a variety of valuation, joint venture, merger and turnaround projects for his clients. Before joining Booz Allen, Mr. Viola worked in budgeting and planning for Banco Roberts in Argentina and as an internal consultant for Aeroterra, a satellite technology and image processing company. Mr. Viola is currently a director of Formatos Eficientes, S.A., Team Quality S.A. and Entre Todos in Argentina, Service Care Participacoes and Geoplan in Brazil and Organizacion Rescarven in Venezuela. He received a masters of science in management from Massachusetts Institute of Technology’s Sloan School of Management and a bachelor of science degree from Universidad de Buenos Aires.

René Sagastuy has been a Series B director since February 26, 2007 and Maxcom’s chief executive officer since March 2003. Mr. Sagastuy was Maxcom’s chief operating officer from May 2001 until March 2003. Prior to joining Maxcom, Mr. Sagastuy served for one year as director of operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de México, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a Bachelor’s degree in civil engineering from the Universidad Iberoamericana in Mexico and a master’s degree in business administration from ITAM.

The business address of our directors is our principal offices.

Executive Officers

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

The following table sets forth our current executive officers as of March 31, 2007:

Name	Age	Position

René Sagastuy	46	President and Chief Executive Officer
José Antonio Solbes	41	Chief Financial Officer
Ricardo Arévalo Ruiz	44	Chief Operating and Information Technology Officer
Alejandro Díaz y Díaz	37	Vice President of Sales and Marketing

Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

José Antonio Solbes has been chief financial officer since October 2003 and has held various positions of increasing responsibility with Maxcom since May 1998, including treasurer, director of investor relations and director of administration. Prior to joining Maxcom, Mr. Solbes was corporate financial manager at Grupo

Empresarial Organizado, S.A. de C.V. Mr. Solbes holds an accounting degree from the Universidad Anahuac and a master’s degree in finance from the same university. Mr. Solbes has completed the corporate financial strategy program at the J.L. Kellog Graduate School of Management of Northwestern University.

Ricardo Arévalo Ruiz has been our Chief Operating and Information Technology Officer since May 2003. Mr. Arévalo was Chief Information Systems Officer from April 2001 to April 2003. Prior to joining Maxcom, Mr. Arévalo served as Vice-President, Information Systems and Chief Information Officer of Iusacell from August 1997 to May 2001. Mr. Arévalo also served as Vice President, Information Systems, Chief Information Officer and Director, Systems Development, of Grupo Iusacell Cellular during the previous two years. Before then, Mr. Arévalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de México, S.A. de C.V. from May 1993 until August 1997. Mr. Arévalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arévalo has a bachelors’ degree in Computer Sciences and a diploma in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Arevalo also holds a diploma in executive management program from the Instituto Panamericano de Alta Dirección (IPADE) in Mexico City.

Alejandro Díaz y Díaz has been the vice president of sales and marketing since December 2005. Since 1999, Mr. Díaz has held several positions at Maxcom, including market commercial director from June 2002 to November 2005. Prior to joining Maxcom, Mr. Díaz served as customer service development and training manager at Avantel from February 1998 to December 1998. Mr. Díaz received a bachelor’s degree in business administration from ITAM and a diploma in telecommunications from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

The business address of our executive officers is our principal offices.

For a description of the agreements and corporate governance documents with information pertaining to the composition and operation of the board of directors, see “Item 7. Major Shareholders and Share Ownership — Shareholders Agreement” and “Item 10. Additional Information — B. Memorandum and articles of association.”

B.	Director and executive compensation

We did not pay any cash or other compensation to the members of our board of directors during 2006. However, in 2006 we granted members of our board of directors an aggregate of 170,000 options to purchase Series N shares. The exercise price of each share is U.S.$0.01 and the date of grant is based on attendance of board and committee meetings.

In 2006, our executive officers received an aggregate compensation of approximately Ps.57.6 million and an aggregate of 12,221,846 options to purchase Series N shares. These options were granted on July 17, 2006 and have an exercise price of U.S.$0.31. For more information about the options see “ — New Executive Stock Option Plan.”

Our directors or executive officers are not entitled to any benefits upon termination, except for what is due to them according to the Federal Labor Law (Ley Federal del Trabajo).

Old Executive Stock Option Plan

In May 1998, we implemented an executive stock option plan. This plan provided that Maxcom would grant options on every April 1, commencing in April 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to whom options to purchase Series “N” shares were granted, as well as the terms of those options. Once the options were awarded, holders had the right to immediately exercise 20% of such options. The right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In case the officer ceases to work for us, all options not exercised are forfeited. Options expire ten years from the date of grant.

As of December 31, 2006, the aforesaid plan had an amount of 575,000 shares to back options issued for officers due to their performance for the years of 1998, 1999 and 2000. As of December 31, 2006, 575,000 options of this plan had been granted, of which 304,502 remain to be exercised and 256,094 are fully exercisable.

Options are subject to a trust established on June 20, 1999 and managed by Banco Nacional de México, S.A.

New Executive Stock Option Plan

As part of the capital increase and acquisition of Grupo Telereunión, see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Capital Stock Increase and Acquisition of Grupo Telereunión,” in July 2006, we amended the executive stock option plan granted to our officers for the services rendered during the years 2002, 2003 and 2004. The plan is divided into five levels, depending on the ranking of the different members of management. The first and second levels include the highest management level of Maxcom and depends upon achieving certain targets that the board fixes for the company every year. The participants of the three following levels are guaranteed a minimum amount of options. The granting of options for the members of the last level, which is comprised of the junior management, is discretionary. The underlying security of the options of this executive option plan is comprised of Series N shares.

Once options are granted, holders can immediately exercise 25% of such options. The remaining 75% of the become exercisable pro rata over the succeeding three-year period. In the event the officer ceases to work for us, all options not exercised are forfeited. Options expire two years from the date of grant.

As of December 31, 2006, our board of directors and shareholders had reserved an aggregate of 34,084,668 shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors. As of December 31, 2006, options to purchase 32,202,504 shares had been granted, of which options to purchase 8,050,626 shares were fully exercisable. Additionally, as of December 31, 2006, we had issued options to purchase 7,714,565 shares pursuant to severance arrangements with certain of our key officers that, upon a change of control of Maxcom, become fully exercisable without restriction.

C.	Board practices

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on February 26, 2007.

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

Members of the board of directors are not entitled to any benefits upon termination.

Committees

Our board of directors has established an Audit Committee and an Operating Advisory Committee to assist the board of directors to manage our business.

Audit Committee

Our board of directors established an Audit Committee responsible for advising the Board on, and overseeing, Maxcom’s financial condition and matters regarding accounting, taxation and release of financial information. The Audit Committee is currently comprised of Marco Provencio and Adrián Aguirre. Either Mr. Juan Manuel Ferrón, our statutory auditor or Mr. Humberto Pacheco, our alternate statutory auditor and Gonzalo Alarcón, our general counsel and secretary of the Board, are required to participate in each meeting, although they are not formal members of the committee.

The charters of our Audit Committee contain the rules of operation of such committee. Under the charters of operations, the Audit Committee must be integrated with at least three members, the majority of the members of the Audit Committee must be independent, including its chairman.

Under the Mexican Companies Law (Ley General de Sociedades Mercantiles), we are required to have at least one statutory auditor (comisario), who is elected by our shareholders at the annual ordinary general shareholders’ meeting. C.P. Juan Manuel Ferrón is our statutory auditor. Mr. Ferrón is a partner of PricewaterhouseCoopers, S.C., our external auditors. The primary role of the statutory auditor is to report to our shareholders at the annual ordinary general shareholders’ meeting regarding the accuracy, sufficiency and reasonable basis of the financial information presented to such shareholders by the board of directors. Mr. Humberto Pacheco is our alternate statutory auditor, he is also a partner of PricewaterhouseCoopers, S.C., our external auditors.

Operating Advisory Committee

Our Operating Advisory Committee is responsible for advising the board on and overseeing Maxcom’s operations. The Operating Advisory Committee is currently comprised of Adrián Aguirre, Jacques Gliksberg, Eduardo Vázquez and Rene Sagastuy.

D.	Employees

See “Item 4. Information on the Company — B. Business Overview — Business — Employees.”

E.	Share ownership

As of December 31, 2006, Messrs. Jacques Gliksberg and Marco Viola, Nexus-Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation, hold, directly and indirectly 69.29% of our capital stock. Adrián Aguirre Gómez and María Guadalupe Aguirre Gómez, hold directly and indirectly 3.01% of our capital stock. Eduardo Vázquez and Gabriel Vázquez, hold directly and indirectly 16.34% of our capital stock. None of our other directors or officers owns more than 1% of our shares.

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans, described above under “ — B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders and share ownership

The following table presents the equity structure and the major shareholders of Maxcom as of December 31, 2006. Percentage owned is based on 17,289,620 Series A shares, 16,611,595 Series B shares and 448,433,563 Series N shares outstanding as of December 31, 2006 and excludes shares issuable upon the exercise of outstanding stock options and warrants. As of December 31, 2006, we had 45,901,176 Series N shares authorized for issuance pursuant to options and warrants, and there were options and warrants outstanding to purchase up to 43,485,167 Series N shares.

	Shareholders
		Banc
	Aguirre	America
	Gómez	Equity	Grupo VAC	Other
Shares	Family(1)	Partners(2)	Investors(3)	Investors	Subtotal

Series A Shares
Number of shares	10,890,983	—	6,398,637	—	17,289,620
Percentage owned	62.99%	—	37.01%	—	100.00%
Series B Shares
Number of shares	—	16,460,227	—	151,368	16,611,595
Percentage owned	—	99.09%	—	0.91%	100.00%
Series N Shares
Number of shares	3,615,565	317,762,353	72,414,866	54,640,779 (4)	448,433,563
Percentage owned	0.81%	70.86%	16.15%	12.18%	100.00%

Total
Number of shares	14,506,548	334,222,580	78,813,503	54,729,147	482,334,778
Percentage owned	3.01%	69.29%	16.34%	11.36%	100.00%
Percentage of voting shares owned	32.13%	48.55%	18.87%	0.45%	100.00%

(1)	Includes shares beneficially owned, directly or indirectly, by the Aguirre Gómez family. All of the Aguirre Gómez family Series A shares are deposited in a trust for the protection of certain investors’ corporate and liquidity rights (including Bank of America). On September 14, 2006, Mrs. María Trinidad Aguirre Gómez, sister of Mr. Adrián Aguirre Gómez, Chairman of the Board of Directors, exchanged with Mr. Eduardo Vázquez the ownership of 1,786,757 Series A shares for an equal number of Series N shares, and also exchanged with Mr. Gabriel Vázquez the ownership of 1,756,756 Series A shares for an equal number of Series N shares.

(2)	The shares beneficially owned by Banc America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 231,158,285 shares or approximately 47.92% of the total outstanding capital stock, (ii) BASCF-Maxcom Holding I, LLC which holds 99,558,557 shares or approximately 20.64% of the total outstanding capital stock, (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares or approximately 0.65% of the total outstanding capital stock, and (iv) BankAmerica Investment Corporation, which holds 350,574 shares or approximately 0.07% of the total outstanding capital stock.

(3)	Includes shares beneficially owned, directly or indirectly, by the Grupo VAC Investors. All of the Grupo VAC Investors’ Series A shares are deposited in a trust for the protection of certain investors’ corporate and liquidity rights (including Bank of America). On September 14, 2006, Mrs. María Trinidad Aguirre Gómez, sister of Mr. Adrián Aguirre Gómez, Chairman of the Board of Directors, exchanged with Mr. Eduardo Vázquez the ownership of 1,786,757 Series A shares for an equal number of Series N shares, and also exchanged with Mr. Gabriel Vázquez the ownership of 1,756,756 Series A shares for an equal number of Series N shares.

(4)	During 2003 and 2004, Nexus-Maxcom Holdings I, LLC acquired approximately 70% of the 2007 senior notes, as well as a similar percentage of our old Series N-2 shares, which are now beneficially owned by Nexus-Maxcom Holdings I, LLC. Banamex, acting as trustee, is the record owner of these shares. Series N-2 shares were converted into Series N common stock as part of the transaction with the Grupo VAC Investors. In October 2004, Nexus-Maxcom Holdings I, LLC exchanged all of its 2007 senior notes for equity securities.

Shareholders Agreement

On July 20, 2006, in connection with the acquisition of Grupo Telereunión, we entered into the Third Amended and Restated Shareholders Agreement among the holders of our outstanding Series A, Series B and Series N shares. The primary purpose of the shareholders agreement is to confirm the rights and obligations under the by-laws of each of the parties to such agreement. Accordingly, with certain limited exceptions, the terms of the shareholders agreement are substantially the same as the terms of the by-laws as applicable to the holders of Series A, Series B and Series N shares.

In particular, the shareholders agreement provides that we are managed by a board of directors composed of nine members and nine alternate members. Five members are designated by holders of a majority of the Series A shares voting together as a single class; provided that, subject to certain conditions, one of these members is designated by the Grupo VAC Investors. The remaining four members are designated, from among nominees proposed by Nexus, by the holders of our Series B shares voting together as a single class.

Pursuant to the shareholders agreement, Maxcom is required to deliver to certain significant holders of Series A, Series B and Series N shares financial statements and other information reasonably requested by such shareholders. In addition, the shareholders agreement, among other things:

•	requires that certain key matters must be approved by the affirmative vote of a combination of Nexus and/or the Grupo VAC Investors (acting through a representative), as well as our board of directors,

•	provides restrictions on transfers of our capital stock, and

•	provides rights of first offer, participation rights (tag-along) and forced sale (drag-along), and rights and obligations with respect to public offerings and transfers of our capital stock.

For further description of our by-laws, see “— Memorandum and Articles of Association.”

B.	Related party transactions

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

Spin-off and sale of subsidiary

On August 30, 2005, our shareholders approved a corporate restructuring whereby Ps.8.7 million of assets, Ps.8.6 million of liabilities and Ps.0.1 million of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. which was owned by existing shareholders in the same proportion as their ownership in us. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.

In a subsequent transaction with our shareholders, we reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.226.9 million (Ps.214.6 million Historical), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, we sold Mijolife, S.A. de C.V. to a third party for Ps.226.9 million (Ps.214.6 million Historical) in cash with no resulting gain or loss. Ps.15,365 of expenses incurred in the transactions described above were reflected as a special item in the statement of income.

C.	Interest of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Matters and Administrative Proceedings.”

Dividend Policy

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources — Dividend policy.”

B.	Significant changes

Except for the recapitalizations described in “Item 5. Operating and Financial Review and Prospects — Capital Stock Increase and Acquisition of Grupo Telereunión,” no significant change has occurred affecting our results or financial conditions since December 31, 2004.

ITEM 9.	THE OFFER AND LISTING

Not applicable

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

Maxcom was formed for the purpose of installing, operating and exploiting a public telecommunications network granted by the Mexican federal government for the provision of local and long-distance telephone services.

Maxcom’s corporate purposes are found under Article Two of its by-laws. The duration of Maxcom’s existence under our by-laws is indefinite.

The following table sets forth our capital structure as of December 31, 2006:

		Percentage of
	Number of	Total Capital
Class of Shares	Shares	Structure

Series A	17,289,620	3.59%
Series B	16,611,595	3.44%
Series N	448,433,563	92.97%

Total	482,334,778	100%

We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of December 31, 2006, we have issued neutral investment shares representing approximately 92.97% of our total capital stock. Our Series A shares, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock. All of our Series A shares are held directly or indirectly by members of the Aguirre Gómez family. The Series B shares represent 49% of our voting stock and may be subscribed, paid for and held by Mexican and non-Mexican investors.

Voting Rights

Under our amended by-laws, the holders of Series A shares and Series B shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote. In addition, under our by-laws, holders of Series N shares have no voting rights, unless the holders of such shares are entitled pursuant applicable law to vote on a specific matter. See “Memorandum and Articles of Association — Mandatory Conversion” for a description of certain circumstances upon which the Series A, Series B and Series N shares will be converted into a single series of common shares.

Shareholders’ meetings may be called by any member of our board of directors, the board’s chairman, vice-chairman or secretary, the statutory auditor or Nexus or, in certain cases, by a Mexican court of competent jurisdiction. In addition, the board of directors or the statutory auditor must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during that period have not considered the items mentioned in Article 181 of the Mexican Companies Law. Notice of meetings must be published in the Official Gazette of the Federation or in a newspaper of general circulation in Mexico City or by written notice given to each shareholder of record at least 15 days prior to the meeting. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by depositing, at least 24 hours before the time set for holding the shareholders’ meeting, such shares with Maxcom’s corporate secretary or with a Mexican bank or other qualified institution. If entitled to attend the meeting, a shareholder may be represented by proxy or a power-of-attorney.

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

General meetings called to consider all matters other than those mentioned above are ordinary meetings. An ordinary general meeting of the shareholders of Maxcom must be held at least annually during the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Companies Law, principally including the election of directors, the report of the board of directors regarding the performance of Maxcom and containing the financial statements of Maxcom for the preceding fiscal year and the declaration of dividends, if any.

Special meetings for each class of stock may be held to elect the members or observers of the board of directors representing those shareholders and to address other matters relating to the relevant series.

Under our by-laws, the quorum on a first call, and each call thereafter, for an ordinary general shareholders’ meeting is at least a majority of the voting shares. The quorum on a first call for extraordinary shareholders’ meetings, and each call thereafter, is at least a majority of the shares having a right to vote at such meetings. Except when the holders of Series N shares are entitled to vote on a specific matter, Series N shares are not considered voting shares for purposes of determining the quorum at ordinary general or extraordinary shareholders’ meetings. The quorum on a first call for special shareholders’ meetings, and each call thereafter is at least a majority of the shares of the respective series for which the special meeting is being held.

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

Approval of Key Matters

Our amended by-laws provide that the approval of certain key matters described below require the advance approval of a combination of Nexus, solely in its capacity as a shareholder, and/or the Grupo VAC Investors (acting through a representative), solely in their capacity as shareholders, as well as the board of directors. With respect to matters that must be approved by the Grupo VAC Investors, the corresponding approval of the board of directors will require the affirmative vote of at least one director designated by the Grupo VAC Investors. Similarly, with respect to matters that must be approved by Nexus, the corresponding approval of the board of directors will require the affirmative vote of at least one director designated by Nexus.

Key matters that must be approved by Nexus, the Grupo VAC Investors and the board of directors (including the director designated by the Grupo VAC Investors and at least one director designated by Nexus) generally include the following:

•	any assignment by the company or any of its subsidiaries for the benefit of creditors or the voluntary commencement of any bankruptcy or insolvency proceedings;

•	subject to certain exceptions, the entering into any transaction with any of Maxcom’s officers, directors, employees, bondholders, shareholders, or any of their respective affiliates or individuals related by blood or marriage;

•	the election, appointment or removal of the chief executive officer, the general managers of any business units, the chief operating officer, the chief financial officer, the director of marketing and the chief engineer (or any other individual with a similar or more senior title or position), and the approval of salary, compensation and benefit or other similar plans for such key executives;

•	the approval of the company’s and its subsidiaries’ annual business plan and annual budget for each fiscal year and transactions not contemplated by such plans;

•	any agreement that would restrict the company’s or any of its subsidiaries’ right or ability to perform the provisions of its by-laws (Estatutos) or any agreements or instruments to which it and its shareholders are parties or conduct its business as currently conducted or proposed to be conducted at anytime;

•	the incurrence or assumption by the company and/or any of its subsidiaries of any indebtedness (including capitalized lease obligations) or other liabilities exceeding U.S.$10 million at any time;

•	subject to certain exceptions, the transfer or other disposal of all or a significant portion of the assets or equity securities of Maxcom or any of its subsidiaries (including, but not limited to, any shares held by Maxcom as treasury shares) by Maxcom or any of its subsidiaries in any form of transaction, or the merger, consolidation, spin off, recapitalization, reorganization (including a change in the legal nature of Maxcom or any of its subsidiaries), dissolution or liquidation of Maxcom or any of its subsidiaries;

•	the establishment by the company or any of its subsidiaries of any non-wholly-owned-subsidiary or the making by the company or any of its subsidiaries of any loans or advances to, guarantees for the benefit of, or investments in, any person or entity other than a wholly-owned subsidiary, other than advance payment to suppliers not exceeding U.S.$2 million at any one time;

•	the redemption of shares by Maxcom, other than a pro-rata redemption of shares (without regard to class or series of shares) held by all of the shareholders; and

•	any commitment or agreement to do any of the foregoing.

Key matters that must be approved by the Grupo VAC Investors and the board of directors (including the approval of the director designated by the Grupo VAC Investors) generally include the following:

•	the issuance of any equity securities of Maxcom or any of its subsidiaries at a price below U.S.$0.3957 (adjusted for stock splits, stock dividends, recapitalizations and similar events) other than shares currently reserved for future issuance pursuant to stock option and existing management incentive plans as of the date of the approval of the by-laws by the shareholders; and

•	any amendments to the concessions/licenses granted by the Mexican authorities, certain provisions of our by-laws that pertain specifically to the Grupo VAC Investors and certain other specified agreements with the Grupo VAC Investors.

Key matters that must be approved by Nexus and the board of directors (including the approval of at least one director designated by Nexus) generally include the following:

•	the issuance of any equity securities of Maxcom or any of its subsidiaries other than shares currently reserved for future issuance pursuant to stock option and existing management incentive plans as of the date of the approval of the by-laws by the shareholders;

•	the declaration, setting aside or payment of any dividends on, or making any other distributions in respect of, any of capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Maxcom to its parent;

•	the purchase, redemption or other acquisition of any equity securities of Maxcom or any of its subsidiaries or reduction in capital of any Maxcom shares or any securities of its subsidiaries;

•	the entering by Maxcom or any of its subsidiaries into any new line of business (other than the main corporate purpose of the company);

•	the manner in which the shares or other interests of any subsidiary or entity owned by Maxcom shall be voted at shareholders’ meetings called for key matters;

•	any amendments to the concessions/licenses granted by the Mexican authorities, by-laws and certain other specified agreements;

•	the subdivision or combination, in any manner, of the outstanding shares of one class or series of shares, unless the outstanding shares of the other class or series of shares of the company shall also be proportionately subdivided or combined in a similar manner;

•	subject to certain exceptions, the grant to any person or entity of the right to request the company to register securities; and

•	any commitment or agreement to do any of the foregoing.

Investor Rights

The Grupo VAC Investors generally may not, as a condition to their rights under the by-laws to approve key matters, designate a member of the board of directors and obtain financial statements from Maxcom, directly or indirectly own any interest in, operate, manage, join, control, finance, participate in or otherwise become associated with any business that is competitive with the telecommunications businesses conducted or proposed to be conducted by Maxcom in Mexico or the United States. These restrictions, however, do not restrict the ability of the Grupo VAC Investors and their affiliates to collectively own, beneficially or of record, less than five percent of any publicly-traded corporation.

These restrictions will terminate upon the earlier of:

•	July 20, 2011, or

•	the agreement of the board of directors and Nexus to so terminate such restrictions.

Board of Directors

Our board of directors is composed of nine members. Four members of the board of directors are designated by holders of a majority of the Series A shares voting together as a single class. Subject to certain conditions, one member is designated by the Grupo VAC Investors. The remaining four members are designated, from among nominees proposed by Nexus, by the holders of our Series B shares voting together as a single class. One alternate is also designated for each member of the board of directors in a similar manner.

Dividends

At the annual ordinary general meeting of shareholders of Maxcom, the board of directors will typically submit the financial statements of Maxcom for the previous fiscal year, together with a report by the board of directors, to the general ordinary shareholders’ meeting for their approval. Subject to the approval of Nexus, the holders of Series A and Series B shares a will determine the allocation of Maxcom’s net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of Maxcom’s paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance of net profits, if any, is available for distribution as dividends.

The Series N shares are entitled to receive dividend payments, if any, and rank pari passu with the Series A shares and Series B shares with respect to dividend rights.

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

Increases in capital may not result in the Series N shares representing more than 95% in the aggregate of the outstanding capital stock of Maxcom. The Series N shares currently represent 92.97% of our outstanding capital stock.

The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders and an amendment to our by-laws. The variable portion of our capital stock may be increased or decreased by resolution of an extraordinary general meeting of shareholders.

Preemptive Rights

Our by-laws provide that Maxcom shareholders have only the minimum preemptive rights granted pursuant to Mexican law. In the event of a capital increase through the issuance of new shares for payment in cash or in kind, as a matter of Mexican law, a holder of shares generally has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportion of shares held. Maxcom shareholders have only the minimum preemptive rights granted pursuant to Mexican law.

In the event of a capital increase through the issuance of new shares for payment in cash or in kind, as a matter of Mexican law, a holder of shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportion of shares held.

Shareholders have a preemptive right to subscribe for shares, except in connection with:

•	mergers or spin-offs;

•	the conversion of convertible debentures; or

•	issuances of shares pursuant to a public offering, if a general extraordinary shareholders’ meeting called for such purpose so approves and other requirements specified in Article 81 of the Mexican Securities Law are satisfied, including obtaining the approval of the Mexican National Banking and Securities Commission.

Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share but may be waived at the moment of issuance of such shares.

Mandatory Conversion

Upon the elimination of certain foreign ownership restrictions under Mexican law (Foreign Investment Law and Federal Telecommunications Law) so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans, the Series A, Series B and Series N shares will automatically convert on a one-to-one basis into a single series of common shares with voting rights determined on a pro rata basis based upon all such common shares voting as a single class.

Restrictions on Transfer of Shares

Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or certain other permitted transferees, no holder of Series A or Series B shares may transfer such shares without the prior approval of Nexus, solely in its capacity as a shareholder. The consent of Nexus may be withheld for any reason or for no reason.

There are certain exceptions to the transfer restrictions in our by-laws. These exceptions apply to (i) transfers by individuals as a result of inheritance, (ii) transfers among shareholders and their qualified affiliates, and (iii) transfers among the BA Investors and/or Bank of America and its qualified affiliates.

These restrictions on the transfer of shares will terminate upon the earlier of:

•	the sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties;

•	a qualified public offering in which all of the shares owned beneficially by the BA Investors are registered and sold;

•	subject to the prior written consent of Nexus, the requirement of the managing underwriter in connection with a qualified public offering; or

•	the agreement of the board of directors and Nexus to terminate such restrictions.

Right of First Refusal

Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or certain other permitted transferees, if a Maxcom shareholder other than certain significant shareholders, who we refer to as the “investors,” intends to sell its capital stock, then shareholders other than the CPO trustee will have the right to purchase such capital stock. This right of first refusal will terminate upon the earlier of:

•	the sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties;

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans; or

•	the agreement of the board of directors and Nexus to terminate such restrictions.

Right of First Offer

Right of First Offer by Investors (Other Than BA Investors)

Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferees, in the event any investor other than a “BA Investor” intends to transfer its capital stock, such investor must offer to sell such securities to each other investor holding more than one percent of the aggregate Series A, Series B and Series N shares then outstanding. A “BA Investor” means, collectively, BankAmerica International Investment Corporation, BankAmerica Investment Corporation, BASCFC-Maxcom Holdings I, LLC, BAS Capital Funding Corporation, Nexus-Maxcom Holdings I, LLC, Nexus-Banc of America Fund II, L.P., Edward McCaffrey and their respective successors in interest and permitted transferees.

Right of First Offer by Grupo VAC

In the event Nexus or Bank of America desires either to transfer the shares owned beneficially by the BA Investors to any person, other than in a public offering or to permitted transferees or a qualified affiliate of Bank of America, to exercise its rights to cause a forced sale, or to approve a sale for cash of all or substantially all of the consolidated assets of Maxcom, Nexus and/or Bank of America must offer to sell such securities or assets to the Grupo VAC Investors, so long as the Grupo VAC Investors meet certain threshold requirements. Additionally, so long as the Grupo VAC Investors meet certain threshold requirements, if Nexus, Bank of America, or the BA Investors desires to enter into an agreement with an independent third party or parties regarding a potential merger, recapitalization, or reorganization of Maxcom after which the independent third party or parties would own at least 50.1% of the equity of Maxcom and the BA Investors would continue to own Maxcom stock, then Nexus, Bank of America, and/or the BA Investors must offer to sell such securities to the Grupo VAC Investors.

Termination of Right of First Offer

These rights of first offer generally will terminate upon the earlier of:

•	the sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties;

•	a qualified public offering in which all shares owned beneficially by the BA Investors are registered and sold and, with respect to the right of first offer on transfers by investors other than the BA Investors, the Grupo VAC Investors also agree to such termination;

•	subject to the prior consent of Nexus, the written requirement of the managing underwriter in connection with a qualified public offering; or

•	the agreement of the board of directors, Nexus and the Grupo VAC Representative to terminate such requirements.

Co-sale Rights and Forced Sale Obligations

Co-sale rights

Except in connection with a sale of at least 50.1% of the total equity of Maxcom, a public offering or a transfer to an affiliate or a certain other permitted transferees, in which case certain other provisions of the by-laws apply, if a shareholder desires to sell any capital stock, then all other shareholders, other than the CPO trustee unless such sale constitutes a sale of at least 50.1% of the total equity of Maxcom, will have the right to participate in any such sale on a pro rata basis at a price and on terms substantially the same as the selling shareholder. This co-sale right will terminate upon the earlier of:

•	the sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties;

•	a qualified public offering in which all shares owned beneficially by the BA Investors are registered and sold and, with respect to the right of first offer on transfers by investors other than the BA Investors, the Grupo VAC Investors also agree to such termination;

•	subject to the prior consent of Nexus, the written requirement of the managing underwriter in connection with a qualified public offering; or

•	the agreement of the board of directors, Nexus and the Grupo VAC Representative to terminate such requirements.

Forced sale obligations

If Nexus and/or Bank of America desires to transfer at least 50.1% of the beneficial ownership of the total capital stock of Maxcom then outstanding in one or more related transactions to an independent third party or parties, on terms and conditions approved by Nexus and/or Bank of America, then all shareholders of Maxcom may be forced by Nexus and/or Bank of America to sell a proportionate share of their shares. Such shareholders will be entitled to sell such shares generally on the same terms and conditions as the selling shareholders. This forced sale obligation applies only so long as the percentage of the BA Investors’ shares proposed to be included in the sale is proportional to the percentage of each other shareholder’s shares proposed to be included in the sale prior to giving effect to any restrictions on non-Mexican ownership of shares.

If Nexus and/or Bank of America desires to sell all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties on terms and conditions approved by Nexus and/or Bank of America, then all shareholders of Maxcom may be forced by Nexus to vote in favor of, consent to and raise no objections against such asset sale.

These forced sale obligations will terminate upon the earlier of:

•	the sale or transfer of at least 50.1% of the total capital stock of Maxcom or the sale of all or substantially all of the consolidated assets of Maxcom in one or more related transactions to an independent third party or parties;

•	a qualified public offering in which all shares owned beneficially by the BA Investors are registered and sold;

•	subject to the prior consent of Nexus, the written requirement of the managing underwriter in connection with a qualified public offering; or

•	the agreement of the board of directors, Nexus and the Grupo VAC Representative to terminate such requirements.

Other provisions

In both the case of a co-sale and a forced sale, the participating shareholders will be required to make affirmative representations and warranties only as to due power and authority to enter into the transactions contemplated thereby, non-contravention of any agreement to which it is a party or by which it is bound, and good and valid title to the equity securities to be transferred. However, to the extent the proceeds from any such sale will be subject to any expense, escrow, holdback or indemnification obligation, the selling shareholders will be required to assume this obligation on a pro rata basis. The amount of any such obligation of each shareholder in connection with a participation in a sale or a forced sale will be limited to the maximum amount of proceeds that the such holder is entitled to receive. Shareholders participating in a sale or forced to sell may provide the purchaser with different assurances or collateral for their indemnification obligations. As a result, some shareholders may be permitted to sign an indemnification agreement or give a guarantee while others may be subject to a holdback of their sale proceeds. Participating shareholders will be required to execute ancillary purchase or other agreements to the extent required by the purchaser; provided, however, that in no event will a shareholder be required to execute a non-competition or non-solicitation agreement in a co-sale.

It is possible that both the participation rights and forced sale obligations will be triggered by a single transaction. In this event, the participation rights will not apply. The Grupo VAC Investors will have, however, the right of first offer described in “Memorandum and Articles of Association — Right of First Offer — Right of first offer by Grupo VAC.”

In the even that the participation rights or forced sale obligations have been triggered, we will prepare, and to the extent applicable, file with the appropriate regulatory authority, with the advice of U.S. counsel, any notices or offering material required by our by-laws or applicable Mexican and U.S. federal and state securities laws to be delivered to the beneficial owners of the Series N shares held of record by the CPO trustee and to cause such documents to be delivered to the CPO trustee in sufficient quantities for distribution to the beneficial owners of the Series N shares.

Rights and Obligations with Respect to Public Offerings

Registration rights

Nexus and Bank of America each may, at any time and from time to time, request that Maxcom take all requisite action, at its expense, to register one or more series of Maxcom’s equity securities under applicable Mexican securities laws, rules and regulations or applicable U.S. federal and state securities laws and enable each BA Investor to freely sell its shares. At any time following the sixth anniversary of a public offering that yielded aggregate net proceeds to Maxcom in the amount of at least U.S.$50 million (a “qualified public offering”), the Grupo VAC Representative may request that Maxcom take all requisite action, at its expense, to register one or more series of Maxcom’s equity securities under applicable Mexican securities laws, rules and regulations or applicable U.S. federal and state securities laws and enable each investor to freely sell its shares.

Each investor will be entitled to participate (piggyback) in each public offering on a pro rata basis, subject to any cut-backs required by the underwriters in any underwritten offering. Additionally, in connection with any secondary offering of the equity securities, the investors will be entitled to participate prior to any other shareholder. If an offering is an underwritten offering and if the board of directors, Nexus and Bank of America reasonably determine, based upon the written advice of the managing underwriter(s), that the number of equity securities requested to be included in the offering exceeds the number of such securities that can be sold without adversely affecting the marketing of the offering, Maxcom will include in such registration the number and type of equity securities requested by the investors to be included which, in the opinion of the underwriters, can be sold pro rata among the investors without adverse effect and other equity securities requested to be included in such registration, pro rata among the holders of such equity securities. Until the earlier of such time as either the BA Investors beneficially own less than five percent of the then outstanding shares or the sixth anniversary of a qualified public offering, the Grupo VAC Investors will only be entitled to participate in an underwritten offering of shares after the inclusion in any such underwritten offering of all of the shares owned by the other investors that are requested to be so included in such offering.

Lock-up restrictions

We may, under certain circumstances, impose a limitation on the transfer of shares which provides that such stock may not be transferred after notice from Maxcom, which may not be more than 30 days prior to the expected effective date of any registered public offering until the 180th day after such effective date; provided, however, that the lock-up period for a qualified public offering will be the 30 days prior to the effective date of any registered public offering until the 90th day after such effective date.

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

Dissolution

Pursuant to the Mexican Companies Law and our by-laws, we may be dissolved upon the occurrence, among other things, of any of the following events:

•	the impossibility of continuing with our current line of business;

•	the resolution of our shareholders at an extraordinary general shareholders’ meeting;

•	the reduction of the number of our shareholders to fewer than two; and

•	the loss of two-thirds of our capital stock.

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

Description of the CPO Trust

General

43,931,126 series N shares, representing approximately 9.1% of our capital stock have been deposited by Maxcom in a limited purpose trust which administered by Banco Nacional de México, S.A. under a trust agreement. We refer to the trust as the “CPO trust” and the trustee of the CPO trust as the “CPO trustee.” The CPO trustee is the holder of record of the series N shares.

The CPO trustee issued Certificados de Participación Ordinarios, or “CPOs”, in connection with the 2002 recapitalization which are negotiable instruments under Mexican law that give their holders the economic rights and voting rights of the series N shares or any other shares of capital stock into which the series N shares may be converted, which we refer to together as the “deposited securities.”

The CPOs are initially held in book-entry form through DTC, and a nominee of DTC is the holder of record of a global CPO certificate. Our amended by-laws provide that we will obtain all governmental approvals required in connection with the conversion of the series N shares held in the CPO trust to other securities of Maxcom.

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

Voting and Economic Rights

The holders of CPOs are not entitled to directly exercise any voting or economic rights with respect to the deposited securities. Such voting rights are exercisable only by the CPO trustee pursuant to the instructions of the holders of CPOs. The holders of CPOs will be entitled to receive dividend distributions, if any, from Maxcom through the CPO trustee. DTC will receive the distributions and will make distributions to the beneficial owners of the CPOs. In the event of a forced sale the trustee of the CPO trust will cause the series N shares to be delivered in connection with any such sale and will distribute to the record holder of the CPOs the proceeds from such sale subject to any holdbacks required pursuant to the terms of any such sale. The CPO trustee will also deliver deposited securities in connection with the exercise of the co-sale rights and will distribute to the record holders of the CPOs the proceeds from sale subject to any holdbacks required pursuant to the terms of any such sale. See “ — Co-sale rights and forced sale obligations” above.

If a distribution by Maxcom consists of a dividend in shares, such shares will be transferred to the CPO trustee, and held in the CPO trust, and the CPO trustee will distribute to the holders of CPOs in proportion to their holdings, additional CPOs to represent the additional deposited securities received by the CPO trustee as such dividend.

Administration of the CPO Trust

The CPO trust is administered by the CPO trustee under the direction of a technical committee, which consists of three members, two members of which are designated by Maxcom and one by the holders of CPOs, through the common representative.

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

Shareholders Agreement

On July 20, 2006, Maxcom executed an amended and restated securityholders’ agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom. For a description of the securityholders’ agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders and share ownership — Shareholders Agreement.”

Grupo VAC Investors Agreements

On July 20, 2006, we executed agreements with certain entities controlled by the Grupo VAC Investors to acquire Grupo Telereunión. As part of this transaction, the Grupo VAC Investors subscribed to a U.S.$31.2 million increase in Maxcom’s capital stock, equivalent to 16.34% of Maxcom’s total shares. Maxcom received U.S.$22.7 million in cash and 100% of the outstanding shares of Grupo Telerunión with a fair value of U.S.$8.5 million as a result of this stock subscription.

As part of the agreements with the Grupo VAC Investors, our shareholders converted all of the preferred shares into common shares by eliminating the liquidation preference of certain shares, which at the time of the conversion, represented approximately 92.5% of the capital stock. As consideration for elimination of the liquidation preference, our shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment. The aggregate payment to the preferred shareholders was 126,297,257 common shares. After giving effect to the capital stock increase, the acquisition of Grupo Telereunión and the capital stock restructuring, there were 482,334,778 shares outstanding as of December 31, 2006.

In order to secure certain obligations of the Grupo VAC Investors, including some indemnification provisions in favor of Maxcom, the Grupo VAC Investors deposited in a holdback trust administered by Banco Mercantil del Norte, or Banorte, 7,487,283 series N shares.

Spin-off and Sale of Subsidiary Mijolife, S.A. de C.V.

For information on the spin-off and sale of Mijolife, S.A. de C.V., see “Item 7. Major Shareholders and Related Party Transactions — B. Related party transaction.”

Credit Facilities

Ixe Banco

On April 13, 2005, we entered into a credit agreement with Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero for Ps.100 million. Under this credit facility, we must make 24 equal monthly installments of principal and interest to extinguish the facility. The annual interest rate is equal to TIIE plus 3 additional percentage points. In July 2005, the company paid Ps.50 million of principal in advance. The remaining installments of principal were reduced in order to maintain the original term of the credit.

On October 25, 2005, we entered into credit agreement with Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero for Ps.50 million. Under this credit facility, we must make 19 equal monthly installments of principal and interest to extinguish the facility. The annual interest rate is equal to TIIE plus 3.0 additional percentage points.

On December 2006, we prepaid the outstanding balance of both credits with Ixe Banco, S.A. Intitución de Banca Múltiple, Ixe Grupo Financiero. As a result, as of December 31, 2006, the company had no debt with this bank.

Certificados Bursátiles

On July 25, 2005, we issued “Certificados Bursátiles” in Bolsa Mexicana de Valores for Ps.150 million nominal. The annual interest rate was equal to TIIE plus 2.75 additional percentage points. The term of this issuance was one year, however, by the end of this term, we renewed this financing for another year at an interest rate of TIIE plus 2.3 additional percentage points.

Banorte

On October 21, 2005, we entered into a credit facility with Banco Mercantil del Norte by Ps.240 million. In the same month, we withdrew Ps.76,300,000 from this credit facility. Under this credit facility, we must make 48 equal monthly installments of principal and interest to liquidate the facility. The annual interest rate is equal to TIIE plus 3.0 additional percentage points.

On October 24, 2006, we withdrew another Ps.85.0 million from the this line of credit under the same conditions described above.

In December 2006, we prepaid the outstanding balance of the line of credit with Banco Mercantil del Norte, S.A.. As a result, as of December 31, 2006, we did not have any outstanding debt with this bank.

Collection Trust

The Banco Mercantil del Norte and Ixe Bank credit facilities and the hedging agreement with Ixe Casa de Bolsa, S.A. were secured with our daily collections. These collections are deposited in a collection trust receiving all the proceeds from our daily collections coming from customers paying through bank deposits on accounts specially linked to the collection trust. During the first 15 calendar days of every month, a predetermined percentage of the collections is restricted until the monthly installments of the three credits facilities and the obligations under the hedging agreement are completed. This amount is then paid to each of our creditor banks on the specific principal payment date. The remaining funds from collections are transferred to our operating banking accounts.

Hedging Agreement

On June 29, 2005, we executed an exchange rate stability hedging agreement with Ixe Banco. This agreement relates to the payment of long-term dollars commitments agreed in foreign currency that differ from the functional currency of the company. The hedge expires, which expires in 2007, has no additional related costs. The notional amount of the hedge is U.S.$16.7 million, valuated at a future exchange rate fixed of Ps.11.40 per U.S. dollar.

The cost of this exchange rate stability hedging agreement has been agreed at a fixed interest rate of 2.9750% per annum, based on 360 days per annum. The interest is paid on a monthly basis.

Senior Secured Notes due 2014

On December 20, 2006, Maxcom completed a private placement of U.S.$150 million aggregate principal amount of senior secured notes. On January 5, 2007, Maxcom completed a supplemental private placement of U.S.$25 million aggregate principal amount of senior secured notes. The notes accrue interest at 11% per annum payable semiannually in June and December of each year and mature on December 15, 2014. The senior secured notes are governed by indenture that Maxcom and its subsidiaries entered into with The Bank of New York, acting as trustee. The indenture governing our senior secured notes contains certain covenants that among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

Alcatel IPTV Supply Agreement

On December 15, 2006, Maxcom executed an agreement with Alcatel Bell, N.V. and Alcatel México, S.A. de C.V. for the supply and installation of the video over DSL systems or IPTV systems. Pursuant to this agreement, Alcatel completed installation of IPTV systems using the Microsoft® TV or MSTV platform on June 1, 2007. Completion of this installation allows Maxcom to provide IPTV to its customers including video on demand (VoD) capabilities. The total price for the supply and installation of the IPTV system was U.S.$10.5 million.

Currency Swap Agreement

On May 31, 2007 Maxcom entered into a cross currency swap transaction with Bank Morgan Stanley A.G., pursuant to which Maxcom fixed the peso to dollar exchange rate of the coupon payments in respect of $75 million aggregate principal amount of the senior secured notes for the payments during the period from June 2008 to December 2010. Additionally, Maxcom has entered into a verbal coupon swap transaction pending its written formalization with Merrill Lynch Capital Markets A.G. that also fixes the peso to dollar exchange rate of the coupon payments in respect of $75 million aggregate principal amount of the senior secured notes for same period.

D.	Exchange controls

The peso fluctuates freely against the U.S. dollar. The Mexican Central Bank intervenes occasionally in the market to stabilize the exchange rate. Mexico had an exchange control system from 1982 until November 11, 1991. Under this system, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange that was established daily by the Central Bank of Mexico. Transactions to which the controlled rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction.

Pursuant to the provisions of North American Free Trade Agreement, or “NAFTA,” Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors

E.	Taxation

Certain Material United States Federal Income Tax Considerations

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this document (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax-related penalties under the U.S. Internal Revenue Code. The tax advice contained in this document (including any attachments) was written to support the promotion or marketing of the transaction(s) or matter(s) addressed by the document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general discussion of certain material United States federal income tax considerations to holders of our class A shares, class B shares, class N shares (our “shares”), CPOs and senior secured notes. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior secured notes, shares or CPOs as part of a “straddle,” a “hedge” or a “conversion transaction,” persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, shares or CPOs constituting 10 percent or more of our voting power, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own senior secured notes, shares or CPOs exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and that all payments we make on the senior secured notes are denominated in U.S. dollars. This summary further assumes that the CPO trust qualifies as a trust for U.S. tax purposes and that the holders of CPOs are treated for U.S. tax purposes as the beneficial owners of the shares represented by such CPOs. This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of senior secured notes, shares or CPOs that is:

•	a citizen or individual resident of the United States,

•	a corporation (or entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the U.S. or any political subdivision of the U.S.,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•	a trust (i) if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of senior secured notes, shares or CPOs that does not qualify as a U.S. Holder under the definition above.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our senior secured notes, shares or CPOs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership are urged to consult their tax advisors.

EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF HOLDING SENIOR SECURED NOTES, SHARES OR CPOS.

U.S Holders of Senior Secured Notes

U.S. Tax Characterization of the Senior Secured Notes

We believe that the senior secured notes should be treated as debt for U.S. federal income tax purposes and the following discussion assumes such treatment. However, no assurance can be given that the IRS will not assert that the senior secured notes should be treated as equity for U.S. federal income tax purposes. If the senior secured notes were treated as equity for U.S. federal income tax purposes, the timing, amount and character of income, gain and loss recognized with respect to the senior secured notes could be different.

In addition, under certain circumstances we may be obligated to make payments of amounts in excess of stated interest or principal on the senior secured notes (including amounts denominated as “Additional Amounts”) that differ from the payments that were expected to be made as of the date the senior secured notes were issued. The fact that we may be obligated to make such payments under certain circumstances may implicate provisions of the Treasury Regulations that relate to “contingent payment debt instruments.” According to the Treasury Regulations, the possibility of such payments in excess of stated interest or principal does not cause the senior secured notes to be considered contingent payment debt instruments if, as of the date the senior secured notes were issued, the likelihood that payments on the senior secured notes would differ from the payments that were expected to be made was “remote” or if any such difference would be “incidental,” as those terms are used in the Treasury Regulations. As of the date the senior secured notes were issued, we believed that the likelihood that we would be obligated to make any payments that differ from the payments expected to be made as of the date the senior secured note were issued was remote. Therefore, we are not treating, and do not intend to treat, the senior secured notes as contingent payment debt instruments. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination successfully, the timing, amount and character of income, gain and loss recognized by you could be different.

The remainder of this discussion assumes that the senior secured notes will not be treated as equity and will not be treated as contingent payment debt instruments.

Payments of Interest and Additional Amounts

Payments of interest and Additional Amounts that you receive on the senior secured notes will be treated as interest income when you receive the payments or as the payments accrue (in accordance with your regular method of accounting for U.S. federal income tax purposes) and subject to tax at a maximum federal income tax rate of 35%. Any Mexican tax withheld from a payment to you under the Mexican withholding tax rules and paid over to the Mexican government will be treated as if you received the amount withheld and paid such amount to the Mexican government, and you will be required to include the amount withheld in your taxable income in the same manner as payments you receive on the senior secured notes. Any income you recognize from a payment on the senior secured notes will generally be treated as foreign-source income.

Under current law, the maximum U.S. federal income tax rate for non-corporate taxpayers is scheduled to increase to 39.6% effective for taxable years beginning after December 31, 2010.

Sale or Other Taxable Disposition of the Senior Secured Notes

Subject to the discussion below on “Market Discount,” if you sell or otherwise dispose of senior secured notes, you will generally recognize capital gain or loss equal to the difference between your adjusted tax basis in those senior secured notes and the amount of cash plus the fair market value of any property that you receive in exchange for those senior secured notes. Any capital gain or loss will generally be U.S.-source capital gain or loss, and will be long-term capital gain or loss if you have held the senior secured notes for more than one year at the time of the sale or other disposition and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate taxpayers are taxable under current law at a maximum federal income tax rate of 15%. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable under current law at a maximum federal income tax rate of 35%. Your ability to use any capital loss to offset other income or gain is subject to certain limitations.

Under current law, the maximum federal income tax rate applicable to long-term capital gains is scheduled to increase to 20% for non-corporate taxpayers for taxable years beginning after December 31, 2010, and the maximum federal income tax rate applicable to short-term capital gains is scheduled to increase to 39.6% for non-corporate taxpayers for taxable years beginning after December 31, 2010.

Acquisition Premium

If you acquired senior secured notes for an amount (or with a basis) greater than the sum of all amounts payable on such notes after the acquisition date (other than payments of qualified stated interest, if any), you will be considered to have acquired the senior secured notes at a premium. You generally may elect to amortize the premium, if any, on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the senior secured notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held during or after the taxable year in which the election is made and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the senior secured notes to the extent that any amortizable bond premium is applied to offset your interest income on the senior secured notes. If you do not make this election, the premium on your senior secured notes will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the senior secured notes.

Market Discount

If you acquired a senior secured note for an amount less than such note’s adjusted issue price, the excess of the note’s stated redemption price at maturity over your purchase price will be treated as “market discount.” Such market discount, however, will be considered zero if it does not exceed a “de minimis amount” equal to 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years to maturity from the date you purchased the senior secured note.

Under the market discount rules, you will generally be required to treat any partial principal payment on, and any gain realized on the sale or other taxable disposition of, the senior secured note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period you held such senior secured note. In addition, you may be required to defer your deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such senior secured note until the note’s maturity or your earlier sale or other taxable disposition of the note.

In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior secured note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may also elect to include market discount on the senior secured note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the sale or other disposition of the senior secured note and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase your tax basis in the senior secured note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

Mexican Withholding Tax

You will generally be entitled to deduct from your taxable income any Mexican tax withheld from payments on the senior secured notes unless you choose to claim the benefits of the foreign tax credit rules for any foreign tax (including foreign tax unrelated to the senior secured notes) in the taxable year to which the Mexican tax relates. In the latter case, you may not deduct the Mexican tax withheld and you may only claim benefits, if any, under the foreign tax credit rules with respect to such tax.

The availability of foreign tax credits is subject to certain conditions and limitations (including minimum holding period requirements), and the rules governing foreign tax credits are very complex. At a very general level of detail, foreign tax withheld on passive income from foreign sources (including Mexican tax withheld from payments on notes) can be credited against your U.S. federal income tax liability that is attributable to passive income from foreign sources (including income from payments on the notes), but not against your U.S. federal income tax liability that is attributable to non-passive income from foreign sources or attributable to passive or non-passive income from U.S. sources. You may be required to provide the IRS with a certified copy of the receipt evidencing payment of the Mexican withholding tax imposed in respect of payments on the notes in order to claim a foreign tax credit in respect of such Mexican withholding tax.

As discussed above, the rules governing foreign tax credits are very complex, and the preceding discussion addresses only the most basic issues and only at a high level of generality. You should consult your own tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.

U.S Holders of Shares or CPOs

Distributions

Subject to the “passive foreign investment company” rules discussed below, distributions of cash or property with respect to your shares or CPOs (including the amount of any Mexican taxes withheld on any such distribution) will generally constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles) and will be includible in your income on the day on which the dividends are received by you or by the CPO trustee. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share or CPO with respect to which the distribution is made and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share or CPO, and thereafter as capital gain from a sale or other disposition of each such share or CPO and taxed as described below.

Dividends paid in a foreign currency (including the amount of any foreign taxes withheld therefrom) will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by you or by the CPO trustee, regardless of whether the dividends are converted into U.S. dollars on that day. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such dividend is converted into U.S. dollars will generally be treated as ordinary income or loss.

You will generally be subject to U.S. federal income tax on any dividends received in respect of our shares or CPOs at a maximum federal income tax rate of 15% if you are an individual, we do not qualify as a “passive foreign investment company” as discussed below for the taxable year in which the dividend is paid or the immediately preceding taxable year and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise. Under current law, the 15% maximum U.S. federal income tax rate on dividends received by individuals is scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received in subsequent taxable years are scheduled to be taxed at a maximum federal income tax rate of 39.6%. Dividends on the shares and CPOs that are received by U.S. corporations will generally not be eligible for a dividends received deduction.

Sale or Other Taxable Disposition of the Shares or CPOs

Subject to the “passive foreign investment company” rules discussed below, upon a sale or other taxable disposition of your shares or CPOs, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of property received in exchange therefor and (ii) your tax basis in your shares or CPOs (in U.S. dollars). If you receive an amount of cash denominated in a currency other than U.S. dollars, then your gain or loss will be based on that amount’s U.S. dollar equivalent determined at the exchange rate in effect on the date of the disposition.

Any capital gain or loss recognized will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if you have held our shares or CPOs for more than one year at the time of the sale or other disposition and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate taxpayers are taxable under current law at a maximum federal income tax rate of 15%. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable under current law at a maximum federal income tax rate of 35%. Your ability to use any capital loss to offset other income or gain is subject to certain limitations.

Under current law, the maximum federal income tax rate applicable to long-term capital gains is scheduled to increase to 20% for non-corporate taxpayers for taxable years beginning after December 31, 2010, and the maximum federal income tax rate applicable to short-term capital gains is scheduled to increase to 39.6% for non-corporate taxpayers for taxable years beginning after December 31, 2010.

Passive Foreign Investment Company Considerations

In general, a foreign corporation is classified as a passive foreign investment company, or PFIC, for any taxable year if (i) 75% or more of its gross income for the taxable year consists of passive income or (ii) 50% or more of the average value or basis of the corporation’s assets (determined as of the close of each quarter and in accordance with applicable U.S. federal income tax principles) in the taxable year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce any of the foregoing types of passive income. In addition, a foreign corporation that does not qualify as a PFIC for a taxable year may nonetheless be treated as a PFIC with respect to a particular block of its stock held by a particular shareholder if the corporation qualified as a PFIC for a prior taxable year in which that particular shareholder held the particular block of stock.

The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on the sources of our income and the relative values or bases of our passive assets such as cash and our non-passive assets, including goodwill. Based on the source of our income and the value and basis of our non-passive assets as compared to our passive assets, we believe that we were not a PFIC in 2006 for U.S. federal income tax purposes, and we do not expect to be a PFIC in any future taxable year. However, as noted above, the determination of PFIC status is a factual determination that must be made annually and our current belief that we were not a PFIC in 2006 and will not be a PFIC in future taxable years could be subject to change in the future. We will generally notify you within 75 days of the end of any year in which we become aware that we qualify as a PFIC.

If we were a PFIC for any taxable year, a special tax regime would apply to (i) any “excess distribution” that you receive (generally, your ratable share of distributions in that taxable year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter) and (ii) any gain that you realize on the sale or other disposition (including a pledge) of your shares or CPOs. Under this regime, any excess distribution or realized gain will be treated as ordinary income to which the 15% maximum federal tax rate on dividends received by individuals does not apply and will be subject to tax as if (i) the excess distribution or realized gain had been realized ratably over your holding period in the shares or CPOs, (ii) the amount deemed realized in any taxable year prior to the taxable year in which the excess distribution or sale or other disposition occurs had been subject to tax in each such taxable year of that holding period at the highest applicable tax rate in effect for that year and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in each such taxable year.

You are urged to consult your own tax advisor as to the effect to you of our company being a PFIC and the availability, if any, of either the “qualified electing fund” or “mark-to-market” election as defined in the Code and the regulations thereunder.

Controlled Foreign Corporation Considerations

If more than 50% of the voting power of all classes of our capital stock or 50% of the total value of our capital stock is owned, directly or indirectly, by “U.S. Shareholders,” we may be treated as a controlled foreign corporation, or a CFC, under Subpart F of the Code. For this purpose, the term “U.S. Shareholder” has a special meaning and includes only U.S. Holders that own, or by attribution are deemed to own,10% or more of the total combined voting power of all classes of our capital stock. The United States generally taxes a U.S. Shareholder of a CFC currently on its pro rata share of the Subpart F income of the CFC as if such U.S. Shareholder received a current distribution out of the CFC’s Subpart F income. The U.S. Shareholder is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property. The 15% tax rate applicable to dividends received from certain foreign corporations does not apply to amounts includible in a U.S. Shareholder’s income under the controlled foreign corporation rules. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a U.S. Shareholder of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary dividend income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.

Under our current ownership structure, we believe that we are a CFC for U.S. federal income tax purposes. You should consult your own tax advisor as to the potential application of the Subpart F rules to you based on your particular circumstances.

Non-U.S Holders of Senior Secured Notes, Shares or CPOs

Subject to the discussion below concerning information reporting and backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on distributions in respect of the shares or CPOs, payments on senior secured notes, or gain realized from the sale or other disposition of senior secured notes, shares or CPOs, unless such income or gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in certain unusual circumstances, the Non-U.S. Holder is present in the United States for 183 days or more during a taxable year in which the Non-U.S. Holder realizes gain from a sale or other disposition of senior secured notes, shares or CPOs and certain other conditions are met.

Withholding and Information Reporting for U.S. Holders and Non-U.S. Holders of Senior Secured Notes, Shares or CPOs

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) and information reporting on the proceeds from a sale or other taxable disposition of our senior secured notes, shares or CPOs and on the gross amount of any payments of interest or Additional Amounts with respect to our senior secured notes, or any dividend or other distribution with respect to our shares or CPOs, unless the U.S. Holder is exempt from backup withholding and, when and if required, demonstrates that status, or complies with any applicable requirements of the backup withholding rules (generally by providing a correct taxpayer identification number on an IRS Form W-9 or another form acceptable under U.S. Treasury Regulations.

A Non-U.S. Holder will generally be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding.

Any amount withheld under the backup withholding rules of the Code is not an additional tax, but rather is credited against the holder’s U.S. federal income tax liability. Holders are advised to consult their tax advisers to ensure compliance with the procedural requirements to reduce or avoid backup withholding or, if applicable, to file a claim for a refund of withheld amounts in excess of the holder’s U.S. federal income tax liability.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING OUR SENIOR SECURED NOTES, SHARES OR CPOS.

Mexican Income Tax Considerations

The following is a summary of the principal consequences under Mexico’s Income Tax Law (Ley del Impuesto Sobre la Renta), which we refer to in this section as Law, regulations thereto and rules thereunder and under the Tax Treaties (as defined below), of the purchase, ownership and disposition of the senior secured notes by a holder that is not a resident of Mexico for tax purposes and that will not hold the senior secured notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico (each, a “Foreign Holder”). It does not purport to be a comprehensive description of all of the tax consideration that may be relevant to a decision to purchase, hold or dispose of the senior secured notes by a Foreign Holder. In addition, it does not describe any tax consequences (i) arising under the laws of any taxing jurisdiction other than Mexico, (ii) arising under the laws of any state or municipality within Mexico, or (iii) arising to a holder of the senior secured notes that is a resident of Mexico for tax purposes or to a non-resident of Mexico that is holding the senior secured notes through a permanent establishment in Mexico for tax purposes, to which the relevant income is attributable.

This summary is based on the aforementioned laws in effect as of the date hereof, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior secured notes, including the applicability and effect of any state, municipal, local or foreign tax laws.

Mexican Tax Residence

For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes, if he has established his home in Mexico. If the individual also has a home in another country, the individual will be deemed a resident of Mexico for tax purposes when his “center of vital interests” is located in Mexico. For these purposes, the center of vital interests will be deemed to be located in Mexico if, among other considerations, (i) more than 50% of the individual’s total income, obtained in any calendar year, qualifies as Mexican source income, or (ii) when the individual’s main center of professional activities is located in Mexico. Mexican nationals who file a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which his or her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Mexican nationals are deemed Mexican residents for tax purposes unless such nationals can demonstrate otherwise. A legal entity is a resident of Mexico for tax purposes if it has established the principal management of its business or the place of effective management in Mexico.

United States of America/Mexico and Other Tax Treaties

Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related protocol thereto, and a second protocol effective July 22, 2003, which we refer to collectively as the Tax Treaties, may affect the taxation of certain Foreign Holders that are United States of America holders of the senior secured notes are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 33 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 18 countries, including Canada, Italy, The Netherlands and Japan.

Mexican Tax Consequences to Foreign Holders of the Senior Secured Notes

Taxation of Interest and Principal

Under the Mexican Income Tax Law, payments of interest made by us with respect of the senior secured notes (including payments of principal in excess of the issue price of such senior secured notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the senior secured notes are place through banks or brokerage houses in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation that is in force;

•	we have delivered notice of the offering of the senior secured notes to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) pursuant to Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores); and

•	certain periodic information requirements specified by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) are complied with.

If these requirements are not satisfied, the applicable withholding tax rate will be 10%.

To date, we have complied with the requirements set forth above and we expect to continue filing the periodic information to the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) and therefore, we expect to continue to withhold Mexican tax from interests payments on the senior secured notes at the Reduce Rate.

However, a higher withholding tax rate (currently up to a maximum of 28%) will be applicable if the effective beneficiaries of interest payments, whether directly or indirectly, individually or jointly with related parties, of more than 5% of the aggregate amount of such payments under the senior secured notes are:

•	our shareholders who own, directly or indirectly, individually or jointly with related parties, more than 10% of our voting stock; or

•	legal entities 20% or more of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the us or by persons related to us.

Payment of interest (including payments of amounts deemed interest) we make with respect of the senior secured notes to a non-Mexican pension or retirement fund that is a Foreign Holder, will be generally exempt from Mexican withholding taxes, provided that (i) the funds is the effective beneficiary of such interest income, (ii) the fund is duly established pursuant to the laws of its country of residence, (iii) the relevant interest income is exempt from taxation in such country, and (iv) the fund is duly registered with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in accordance with rules issued for these purposes.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to Foreign Holders of the senior secured notes in respect of the Mexican withholding taxes applicable to interest payments and amounts deemed interest under the senior secured notes.

Holders or beneficial owners of the senior secured notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay additional amounts may be limited.

During fiscal year 2006, the Tax Treaties and the other tax treaties had no material effect on the Mexican tax consequences described in this section. During 2007, such treaties are not expected to have any material effect on the Mexican tax consequences described.

Under the Mexican Income Tax Law, payments of principal made by us in respect of the senior secured notes to a Foreign Holder will not be subject to a Mexican withholding tax.

Capital Gains

Under the Mexican Income Tax Law regulations thereto and rules thereunder, capital gains resulting from the sale or other disposition of the senior secured notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. Gains resulting from the sale of the senior secured notes by a Foreign Holder to a Mexican resident for tax purposes or to a foreign holder deemed to have a permanent establishment in Mexico for tax purposes or by a Mexican resident for tax purposes to a Foreign Holder will be subject to Mexican taxes pursuant to the rules described above in respect of interest payments.

Other Taxes

A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to the purchase, holding or disposition of the senior secured notes, nor will it be liable for Mexican stamp, issue, registration or similar taxes.

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

We are exposed to market risk from changes in interest rates and currency exchange rates.

Interest Rate Risk

The 13 3/4% B series bonds, the short term financing commercial paper or “certificados bursátiles” issued by the Bolsa Mexicana de Valores, the senior secured notes and our vendor financing constituted substantially all of our indebtedness as of December 31, 2006. At December 31, 2006, we had variable interest note debt outstanding of Ps.150.0 million and exposure to risk due to fluctuation of interest rates. Holding other variables constant, including our indebtedness levels, a one percentage point increase in interest rates on our variable interest debt would have an estimated impact on pre-tax earnings and cash flows for the next year of approximately Ps.0.57 million over a one-year period.

Foreign Exchange Risk

Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2006, were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. As of December 31, 2006 we have an exchange rate cover hedge to cover the devaluation risk in the payment of our previously outstanding 13 3/4% B series bonds. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S. dollar denominated interest coupons to be paid during the period 2008 to 2010 with respect to our senior secured notes.

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the the senior secured notes. At December 31, 2006, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.19.0 million over a one-year period.

To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our headquarters building is denominated in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources — Other contractual obligations” for a description of our contractual operating lease obligations denominated in U.S. dollars.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART III

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Maxcom is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) As of the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our Chief Executive Officer, Mr. René Sagastuy and our Chief Financial Officer, Mr. José Antonio Solbes. Based on the foregoing, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective. We also created a corporate governance department to review and improve our internal controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

(b) There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore no corrective actions with regard to material weaknesses were taken.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Adrián Aguirre Gómez is an audit committee financial expert as defined under appropriate Securities and Exchange Commission guidelines. Mr. Aguirre is also a Series A and director and chairman of the board.

ITEM 16B.	CODE OF ETHICS

In March 2006, we adopted a new code of ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and other corporate and divisional employees. Our board of directors has not yet made a determination as to whether further modification of our code of ethics will be required to comply with The Securities and Exchange Commission’s requirements.

We will provide a complimentary copy of Maxcom’s code of ethics upon request. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-5147-1125.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers, S.C. served as our auditors for the years ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001. The following table sets forth the fees paid to Pricewaterhouse Coopers, S.C for the financial years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006		2005
	(In millions)

Audit Fees(1)	Ps.	6.2	Ps.	2.7
Audit-Related Fees	Ps.	0.9	Ps.	0.8
Taxes Fees(2)	Ps.	0.7	Ps.	0.4
Other Fees	Ps.	0.5	Ps.	0.5

(1)	Audit Fees includes fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory and annual reporting audit requirements.

(2)	Taxes Fees includes fees associated with preparation of tax filings and fees for assistance with tax planning and tax compliance matters.

We have introduced procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers, S.C. The procedures require that all proposed engagements of PricewaterhouseCoopers, S.C. for audit and permitted non-audit services are submitted to our Audit Committee for approval prior to the beginning of any such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During the fiscal year ended December 31, 2006 there have been no purchases made by or on behalf of the issuer or any “affiliated purchaser,” as defined in § 240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities registered by the issuer pursuant to section 12 of the Exchange Act.

PART IV

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 15, 2007, except for Note 22 for which the date is June 20, 2007.

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries

We have audited the consolidated balance sheets of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated income statements, the statements of changes in shareholders’ equity, and the statements of changes in the financial position for the three years ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the Mexican Financial Reporting Standards used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S. A. de C. V. and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

PricewaterhouseCoopers, S. C.

Humberto Pacheco Soria
Auditing Partner

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Notes 1 to 5)
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2006

	2006		2005

ASSETS
Current assets:
Cash and cash equivalents	Ps.	712,508	Ps.	232,479
Restricted cash (Note 12)		22,612		—

		735,120		232,479

Accounts receivable:
Customers, net of allowance for doubtful accounts of Ps.89,373 and Ps.89,732 for 2006 and 2005, respectively		321,850		179,116
Value added tax recoverable		106,808		23,676
Other accounts receivable		39,019		22,388

		467,677		225,180

Inventory		34,493		16,027
Prepaid expenses — Net		63,358		79,898

Total current assets		1,300,648		553,584
Restricted long-term cash (Note 12)		—		7,983
Telephone network systems and equipment — Net (Note 6)		3,042,816		2,167,218
Intangible assets — Net (Note 7)		322,371		315,829
Preoperating expenses — Net		94,777		127,262
Frequency rights — Net (Note 8)		85,172		89,592
Other assets:
Labor obligations upon retirement (Note 15)		14,522		15,398
Other assets		22,069		10,924

Total assets	Ps.	4,882,375	Ps	3,287,790

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and accounts payable	Ps.	508,487	Ps.	142,627
Commercial paper (Note 10)		151,500		157,641
Payable bonds (Note 11)		126,047		—
Bank loans — short term portion (Note 12)		—		69,349
Notes payable short term		37,521		119,029
Accrued Interest		6,813		12,594
Clients’ deposits		2,635		4,161
Other taxes		26,377		19,465
Derivative financial instruments (Notes 5r. and 14)		14,651		—

Total current liabilities		874,031		524,866

Long-term liabilities:
Payable bonds (Note 11)		1,631,325		587,698
Notes payable		40,335		146,147
Bank loans (Note 12)		—		82,277
Other accounts payables		35,807		26,072
Deferred taxes (Note 19)		85,483		27,608
Labor obligations upon retirement (Note 15)		20,968		17,370
Derivative financial instruments (Notes 5r. and 14)		—		19,601

Total long-term liabilities		1,813,918		906,773

Total liabilities		2,687,949		1,431,639

Shareholders’ equity (Notes 16 y 17):
Capital stock		3,206,932		2,855,853
Additional paid-in capital		243,927		228,524
Deficit		(1,256,433)		(1,228,226)

Total shareholders’ equity		2,194,426		1,856,151
Commitments and contingencies (Note 20)
Subsequent events (Note 21)

Total liabilities and shareholders’ equity	Ps.	4,882,375	Ps.	3,287,790

The accompanying notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on March 15, 2007.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2006

	2006		2005		2004

Net revenues (Note 18)	Ps.	1,678,593	Ps.	1,197,104	Ps.	933,513

Operating costs and expenses:
Network operating costs		(652,452)		(399,320)		(329,439)
Selling, general and administrative expenses		(585,496)		(487,250)		(402,551)
Depreciation		(186,338)		(148,134)		(231,333)
Amortization		(103,244)		(144,917)		(128,738)

Total operating costs and expenses		(1,527,530)		(1,179,621)		(1,092,061)

Operating income (loss)		151,063		17,483		(158,548)

Integral cost of financing:
Interest expense and commissions — Net		(138,814)		(105,389)		(40,303)
Interest income		8,280		4,331		—
Exchange gain (loss) — net		6,511		20,783		(1,510)
Gain from monetary position		20,724		22,985		92,649

		(103,299)		(57,290)		50,836

Other income — Net		(1,065)		9,354		(852)

Income (loss) before special item		46,699		(30,453)		(108,564)
Special item (Notes 3b. and 7)		(17,031)		(15,988)		—

Income (loss) before provision for taxes		29,668		(46,441)		(108,564)

Tax provision (Note 19):
Assets tax		—		(661)		(28,963)
Deferred income tax		(57,875)		(27,024)		(1,181)

		(57,875)		(27,685)		(30,144)

Net loss for the year	Ps.	(28,207)	Ps.	(74,126)	Ps.	(138,708)

The accompanying notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on March 15, 2007.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2006

			Additional				Total
	Capital		Paid-in				Shareholders’
	Stock		Capital		Deficit		Equity

Balances at December 31, 2003	Ps.	1,982,246	Ps.	1,689	Ps.	(1,691,891)	Ps.	292,044
Increase in capital stock arising from debt restructuring		620,081		930,102		—		1,550,183
Comprehensive loss for the year						(138,708)		(138,708)

Balances at December 31, 2004		2,602,327		931,791		(1,830,599)		1,703,519
Spin-off effect (Note 3b.)		(676,605)		—		676,499		(106)
Capitalization of premium on shares subscription (Note 16)		930,131		(930,131)		—		—
Capitalization of liabilities (Notes 3b. and 16)		—		226,864		—		226,864
Comprehensive loss for the year		—		—		(74,126)		(74,126)

Balances at December 31, 2005		2,855,853		228,524		(1,228,226)		1,856,151
Increase in capital stock (Note 16)		351,079		—		—		351,079
Stock option plan (Note 17)		—		15,403		—		15,403
Comprehensive loss for the year		—		—		(28,207)		(28,207)

Balances at December 31, 2006	Ps.	3,206,932	Ps.	243,927	Ps.	(1,256,433)	Ps.	2,194,426

The accompanying notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on March 15, 2007.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Thousands of Mexican Pesos (“Ps.”) in purchasing power
as of December 31, 2006

	2006		2005		2004

Operating activities:
Net income (loss)	Ps.	(28,207)	Ps.	(74,126)	Ps.	(138,708)
Charges to income not affecting resources:
Depreciation		186,338		148,134		231,333
Amortization		103,244		144,917		127,738
Deferred income tax		57,875		27,024		1,181
Compensation expense on stock option plan		15,403		—		—
Special item		17,031		—		—
Labor obligations upon retirement		4,474		1,972		—
(Increase) decrease in:
Accounts receivables — Net		(241,927)		(65,017)		(17,166)
Inventory — Net		(18,466)		(3,865)		8,707
Prepaid expenses — Net		17,747		(11,228)		(10,436)
Restricted cash and other current assets and liabilities — Net		(28,798)		142,864		84,281

Resources provided by operating activities		84,714		310,675		287,930

Financing activities:
Capital stock increase		351,079		—		620,081
Contributions for future capital increases		—		—		930,102
Spin off effect		—		(106)		—
Capitalization of liabilities		—		226,864		—
Derivative financial instruments		(5,028)		19,601		—
Benefits of loans and bonds payable net of payments and capitalizations		1,053,395		75,920		(1,446,732)

Resources provided by financing activities		1,399,446		322,279		103,451

Investing activities:
Telephone network system and equipment — Net		(825,804)		(458,946)		(349,447)
Acquisition of subsidiaries		(97,508)		—		—
Intangible assets — Net		(79,845)		(17,799)		(33,839)
Other assets		(974)		11,562		9,360

Resources used in investing activities		(1,004,131)		(465,183)		(373,926)

Cash and cash equivalents:
Increase of cash and cash equivalents		480,029		167,771		17,455
Cash and cash equivalents at the beginning of the period		232,479		64,708		47,253

Cash and cash equivalents at the end of the period	Ps.	712,508	Ps.	232,479	Ps.	64,708

The accompanying notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on March 15, 2007.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Figures in thousands of Mexican Pesos (“Ps.”) of purchasing power as of December 31, 2006, and in thousands of U.S. Dollars (“$”), except for exchange rates, stock values, options and warrants)

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

NOTE 2 —	CONCESSIONS, FREQUENCY RIGTHS AND INTERCONNECTION AGREEMENTS:

Concessions:

On February 3, 1997, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession. This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. In order to be eligible for renewal the Company must have complied with all the requirements established by the regulator in the concession agreement, request the renewal before the concession enters in its fifth and last period based on its initial duration and accept any new conditions set by the regulator in accordance with the applicable laws and dispositions. The concession grants the Company the right to provide the services granted in the concession in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 20d.

Frequency rights:

On October 3, 1997, the Mexican Federal Government granted the Company ten concession rights (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to-multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 8.

In accordance with the terms of these frequency rights concession, the Company must provide to the SCT a guarantee on its operations in the form of a performance bond. This guarantee must be renewed every year, see Note 20e.

Convergence agreement:

On October 2, 2006, the Mexican Federal Government, through the SCT, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephony and Restricted Audio and/or Television that are provided through Wire and Wireless Public Networks” (“Convergence Agreement”).

The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them. The suppliers of cable television will now be able to provide the service of internet and telephony. Also the telephony operators, like Maxcom, now will be able to also provide restricted services of audio and/or video. Additionally, Maxcom has adhered to the Convergence Agreement and, therefore, it obtained the additional authorization to provide the restricted services of audio and video in most of its service areas.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interconnection agreements:

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

During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers, as well as mobile phone companies, as well as agreements which allow the Company to render public toll telephony services through the capacity acquired from mobile networks.

NOTE 3 —	MAIN CORPORATE EVENTS:

a) Acquisition of Grupo Telereunión:

On March 13, 2006, Maxcom announced that it had reached an agreement to acquire three companies of Grupo Telereunión, a long distance operator with the concession to also provide other added value services. Grupo Telereunión obtained its concession in 1998 and began its operations in 2000. This acquisition was completed on July 21, 2006.

As a result of the acquisition, Grupo Telereunión contributed a broader national footprint by adding long-term rights over approximately 4,300 additional kilometers of national backbone, including a border crossing into the United States of America, and approximately 480 kilometers of urban and suburban fiber optic rings and 680 kilometers of fiber optic infrastructure in the Gulf region. The acquisition also provided us with local interconnection in 59 cities and increased switching capabilities.

As of acquisition date of the companies of Grupo Telereunión by Maxcom, the preliminary assets and liabilities to fair value are described below, including the preliminary purchase price allocation:

					Net Assets
	Book Value of			Negative	Recognized at
	Net Assets at			Goodwill	Fair value at
	June 30, 2006			Allocation	June 30, 2006

Assets:
Fixed assets	Ps.	406,299	Ps.	(254,677)	Ps.	151,622
Intangible assets		216,698		(122,917)		93,781
Current assets		54,482		—		54,482
Deferred taxes		36,110		(36,110)		—

		713,589		(413,704)		299,885
Liabilities:
Current liabilities		(203,624)		—		(203,624)

Net acquired assets		509,965		(413,704)		96,261
Fair value of net assets		(96,261)		—		(96,261)

Value in excess over investment on subsidiaries (negative goodwill)	Ps.	413,704	Ps.	(413,704)	Ps.	—

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On September 7, 2006 a trust agreement was signed between the former owner of Grupo Telereunión companies and Maxcom. The purpose of this trust agreement is to provide a mechanism to ensure the performance of certain obligations (as described below) of the former owners of the Grupo Telereunión companies, as seller of the shares. The 7,487,283 Series N shares pertaining to the new stockholder were deposited in the trust (see note 16).

As a result of this transaction, the former shareholders of Telereunión subscribed to a U.S.$31.2 million increase in Maxcom’s capital stock (equivalent to 75,988,379 shares with a subscription price of $0.3957), equivalent to 16.34% of Maxcom’s total shares. At the time of capital stock subscription Maxcom received U.S.$22.7 million in cash and 100% of the outstanding shares of Telereunión, S.A. de C.V., Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., companies with a preliminary fair value of U.S.$8.5 million.

In connection with the share purchase agreement related to the Grupo Telereunión acquisition, Grupo VAC agreed to indemnify the Company for any adverse results derived from the claims mentioned in Note 20 items g.

Following is a condensed combined income statement of Grupo Telereunión companies from July 1, 2006 to December 31, 2006:

Net revenues	Ps.	85,211
Network operating costs		(59,005)
SG&A		(1,213)
Depreciation		(10,041)

Operating income	Ps.	14,952

Net income	Ps.	25,786

Pro Forma Financial Information -

The unaudited pro forma combined financial information set forth below presents Maxcom’s results of operations for the year ended December 31, 2006 and 2005 after giving effect to the acquisition of 100% of Grupo Telereunión as if it had occurred on January 1, 2005. Since the acquisition occurred on July 21, 2006 the historical balance sheet at December 31, 2006 already includes the net assets of Grupo Telereunión.The unaudited pro forma combined financial information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have been achieved had this transaction been consummated for the period indicated and does not purport to be indicative of the results of operations as of any future date or for any future period:

	December 31,
	2006		2005
	(Unaudited)

Net revenues	Ps.	1,744,759	Ps.	1,338,272
Network operating costs		(696,961)		(490,000)
SG&A		(601,246)		(519,958)
Depreciation		(309,952)		(343,729)
Operating income (loss)		136,600		(15,415)

Net loss for the year	Ps.	(502,326)	Ps.	(151,766)

b) Spin off and sale of subsidiary:

On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps.8,733 of assets, Ps.8,627 of liabilities and Ps.106 of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. (Mijolife), which was owned by the existing shareholders in the same proportion as their ownership in

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company. In accordance with Mexican tax law, a proportional amount of existing tax accounts were also transferred therewith.

Following is the condensed result of the spin-off of Maxcom as of August 30, 2005:

	Consolidated
	Balances		Consolidated Balance Sheets
	of Maxcom		After Spin Off
	Before Spin-Off		Mijolife		Maxcom

ASSETS
Current assets	Ps.	164,992		—	Ps.	164,992
Accounts receivables and
other accounts receivable		212,977	Ps.	8,733		204,244
Fixed assets and other long term assets		2,572,207		—		2,572,207

Total assets	Ps.	2,950,176	Ps.	8,733	Ps.	2,941,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	Ps.	1,457,404	Ps.	8,627	Ps.	1,448,777
Shareholders’ equity		1,492,772		106		1,492,666

Total liabilities and shareholders’ equity	Ps.	2,950,176	Ps.	8,733	Ps.	2,941,443

In a subsequent transaction, the Company reacquired a 99% interest in Mijolife for Ps.226,864 (Ps.214,000 in historical pesos), an amount equal to its fair market value (see Note 16). Such amount was subsequently capitalized as equity.

On November 22, 2005, the Company sold to a third party its participation in this subsidiary company. The expenses incurred in the transactions described above were reflected as a special item in the statement of income.

NOTE 4 —	BASIS OF PRESENTATION:

a. Consolidation -

The consolidated financial statements include the accounts of Maxcom and its subsidiaries:

Subsidiary Company	Interest %	Line of Business

Corporativo en Telecomunicaciones, S. A. de C. V.	100%	Technical personnel services
Maxcom Servicios Administrativos, S. A. de C. V.	100%	Administrative personnel services
Maxcom SF, S. A. de C. V.	100%	Rendering of financial services
Outsourcing Operadora de Personal, S. A. de C. V.	100%	Operating personnel services
Técnicos Especializados en Telecomunicaciones, S. A. de C. V.	100%	Operating personal services
Maxcom TV, S. A. de C. V.	100%	Cable television services
Maxcom USA, Inc.	100%	International telecommunication service provider
Telereunión, S. A. de C. V.	100%	Long distance service provider and infrastructure lessor
Telscape de México, S. A. de C. V.	100%	Infrastructure lessor and computer services provider
Sierra USA Communications, Inc.	100%	International telecommunication service provider

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maxcom TV and Maxcom USA are still in the preoperating stage.

The financial statements of Telereunión, S.A. de C.V. (Telereunión), Telscape de México, S. A. de C. V. (Telscape) and Sierra Communications the USA, Inc., (Sierra), as a whole “Grupo Telereunión”, were incorporated to the consolidated financial statements of Maxcom as of July 2006 .

All significant balances between consolidated companies are eliminated in the consolidation process.

NOTE 5 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with the Mexican Financial Reporting Standards (MFRS or NIF, for its initials in Spanish as described below) or (Mexican GAAP), to show a reasonable presentation of the financial information, also, are expressed in thousands of pesos of purchasing power for the last year reported.

On May 31, 2004, the Mexican Institute of Public Accountants (MIPA) formally transferred the function of issuing financial information standards to the Mexican Board for Research and Development of Financial Information Standards (CINIF, for its initials in Spanish), consistently with the international trend of requiring this function to be performed by an entity independent from the accounting professional boards.

Accordingly, the task of establishing Mexican GAAP bulletins and Circulars formerly issued by the MIPA was transferred to CINIF, which adopted and subsequently renamed standards of Mexican GAAP as Normas de Informacion Financiera Mexicanas (NIF) and determined that NIF encompasses: (i) new bulletins established under the new function; ii) any interpretations issued thereon; iii) any Mexican GAAP bulletins that have not been amended, replaced, revoked by the new NIFs; and iv) International Financial Reporting Standards (IFRS) that are supplementary guidance to be used when NIF or Mexican GAAP does not provide primary guidance. As of January 1, 2006, all financial statements must be prepared in accordance with NIF.

On March 15, 2007, the Board of Directors authorized the issuance of these consolidated financial statements which are subject to approval by the General Shareholders’ Meeting that could decided their modification in accordance to the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

The significant accounting policies used by the Company in the preparation of its consolidated financial statements, including the items, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Recognition of the effects of the inflation -

The consolidated financial statements of the Company have been prepared in accordance with the B-10 Bulletin “Recognition of the Effects of the Inflation in the Financial Information” (integrated Document), of the NIF, which provides the basis for the recognition of the effects of the inflation.

i. The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2006), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. These financial statements have been restated to Mexican pesos as of December the 31, 2006 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2006, 2005 and 2004 was 1.000, 1.0405 and 1.0752, respectively. Therefore, these amounts differ from those previously reported.

ii. Capital stock, premium on shares subscription, deficit, fixed assets and intangible assets represent the value of these items stated in purchasing power at the end of the most recent balance sheet presented. These values are determined by applying the restatement factors derived from the NCPI.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii. Comprehensive loss is represented by the net loss for the year, plus those entries required by specific accounting standards to be reflected in shareholders’ equity but which do not constitute capital contributions, reductions or distributions, and it is restated on the basis of NCPI factors.

iv. The gain on monetary position represents the effect of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent year.

v. Integral cost of financing consists of interest income and expenses, net exchange gains or losses, and the gain or loss on the net monetary position. The integral cost of financing during the development stage period was capitalized to construction in progress and preoperating expenses proportionally. Once the Company commenced operations, amortization of these costs began over the useful life of the assets.

b. Cash and temporary investments -

Temporary investments include highly liquid investments, valued to market value. The Company considers highly liquid investments with maturities of three months or less from date of purchase to be cash equivalents.

c. Inventories -

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

The Company opted to capitalize the integral cost of financing attributable to assets under construction. Capitalized integral financing includes interest expenses, gains from monetary position, and foreign exchange losses, and are determined by reference to the Company’s average interest cost on borrowings. The integral cost of financing capitalized was Ps.21,078, Ps.393 and Ps.300 in 2006, 2005 and 2004 respectively.

When the installation cost is not invoiced to the client, such cost is capitalized and amortized during the estimated useful life of the line contracted by the client which is estimated to be 20 years.

Depreciation is calculated by the straight-line method over the restated cost, based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

The Company requested a technical study from an independent third party appraiser on the remaining useful lives of its fixed assets, taking into consideration their operating and use conditions as of December 31, 2005. As a result thereof, useful lives were increased. As a result of this study, the Company modified the remaining useful lives and recalculated the amount of depreciation expense for the year 2005, which amounted to Ps.148,134. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2005 would have been of Ps.224,312.

Maintenance and repairing costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in results of operations.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Intangibles -

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

Debt issuance costs are amortized using the straight-line method over the term of the related debt.

At the end of the year 2006, in accordance to the Bulletin C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” of NIF, Company’s management determined that the issuance of Bonds made on December 2006, represented a new debt in accordance with the provisions specified in such Bulletin, thus any remaining balances for debt issued in prior years, were written off. The expenses incurred for the issuance of the new debt will be amortized in an 8 year period. The anticipated amortization of the old debt amounted to Ps.17,031 and were classified as a special item in the income statement for the year 2006. The total amount of capitalized expenses incurred for issuing the new debt amounted to Ps.40,870 at December 31, 2006, see Notes 7 and 11.

f. Concessions -

As previously mentioned in Note 2, on February 3, 1997, the SCT awarded the Company, at no cost, a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 1999, 2001, and 2004, and currently permits the Company to render basic telephony services with national coverage, long-distance services, data transfer services, and other value added services.

In accordance with Bulletin C-8 “Intangible Assets” of NIF, this concession was not accounted for financial reporting purposes and it is only disclosed through one note to these financial statements.

g. Frequency rights -

Frequency rights are recorded at acquisition cost and restated by applying factors derived from the NCPI since the acquisition date. Amortization is calculated by the straight-line method over the term of 20 years, which is the term of the frequency rights, see Note 8.

h. Preoperating expenses -

All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis for a term of ten years. The amortization period begins when the corresponding project commences its operations.

For the years ended on December 31, 2006, 2005 and 2004, the Company recorded amortization expenses in the amounts of Ps.30,870, Ps.37,773 and Ps.38,099, respectively. The accumulated amortization was Ps.281,362 and Ps.250,466 as of December the 31, 2006 and 2005, respectively.

i. Long-lived assets -

Long-lived assets, tangible and intangible, are subject to an annual study to determine its value in use and to define whether impairment exists or not. At December 2005, the Company’s management carried out studies to determine the value in use of its long-lived assets and identified its national telephony concession as its predominant asset, even though it represents a non-amortizable intangible asset with a definite life. To this effect, the Company prepared its financial projections considering the date when this concession expires, February 2027. As result of such evaluations, it was determined that no impairment exists as of December 31, 2005. As of December 31, 2006,

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

no indicators of impairment exists, therefore Company’s management did not prepare a study to determine the value in use of such assets.

j. Liabilities and provisions -

The Company’s liabilities and provisions recognized in the balance sheet represent current obligations which probably will require the disbursement of economic resources. These provisions have been recorded at the best reasonable estimate to pay the current obligation; however, actual results could differ from recognized provisions.

k. Transactions in foreign currencies -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the date of the transaction. Assets and liabilities denominated in such currencies are valued at the exchange rate in force at the close of the period. The exchange profit or loss is recognized as part of the integral financing cost.

l. Income tax and employees’ statutory profit sharing -

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences determined between the book and tax values of assets and liabilities, see Note 19.

m. Labor obligations upon retirement -

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service and compensation obligations at the end of the labor relationship, are recorded as cost in the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method, see Note 15.

The Company has no other benefits or pension plans for its employees after retirement, or at the end of the labor relationship.

n. Financial instruments -

The Company’s financial instruments consist principally of cash and temporary investments, restricted cash, accounts receivable, accounts payable and notes payable. The profit and loss related to components of financial instruments classified as assets and/or liabilities are recorded in the integral financing cost. The book values of these financial instruments are close to its fair value.

o. Revenue recognition -

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

Revenues for public toll telephone services, are recognized when the client deposits his coin inside the telephone and it is recognized and accepted by the system.

Revenues from mobile telephone services are recognized when the traffic with suppliers of cellular phone has been reconciled and the charge to the client has been done.

Revenues from interconnection services are recognized on an accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed a determined percentage (15% from January 31, 2005 through December 31, 2006), there will be no payment of an interconnection rate charge to the user for the interconnection services. However, if the imbalance exceeds that percentage in a determined month, the net user will be subject to a per minute charge. For 2006, 2005 and 2004 no interconnection payments were either paid or received.

The Company also has interconnection agreements for long-distance and mobile services with other telephony companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

During 2004, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. Revenues from lease of capacity are recorded in deferred revenue when billed and then recognized ratably into revenue over the term of the contract.

During 2005, the Company entered into alliances with two companies that render cable television and internet services (“CATV”) in order to also render telephony services using CATV infrastructure. The Company issues a monthly invoice to the final client and records the three services (voice, data and video) as revenue. Likewise, the Company receives from CATV companies an invoice for television and internet services (for the pertinent month), which is recorded as a decrease to revenue of the Company so that only revenue for voice services is recognized.

Advance payments from clients are classified as current liabilities until reimbursed. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company creates an allowance for doubtful accounts in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days, and of 100% of accounts receivable due over 120 days, except when there is a negotiated agreement with a client. In such cases, the allowance is created based on the agreement with the client.

p. Stock-options compensation -

In July 2006, the Company decided to amend its different stock option plans to give better benefits to the holders of the options in such plans. Consequently, the Company changed the requisite service period as well as the strike price and vested period on the different stock option plans as explained below:

The stock options are granted to members of the Board of Directors, officers and employees of the company, as described in Note 17. Through December 31, 2005 and 2004, the Company had different plans which were replaced by the new plan.

The Company applies the guidelines of the International Financial Reporting Standard (IFRS) No. 2 — “Share-based Payments” (IFRS-2), for the recognition, valuation and recording of costs of these plans. The IFRS-2 began its mandatory application for fiscal years beginning on January 1, 2005. The IFRS-2 is applied in a supplementary manner in Mexico, as per Bulletin A-8 “Supplemental application of international accounting standards” of NIF.

The IFRS-2 sets forth that the valuation of the expense for the stock option plan granted to employees must be estimated, inter alia, by applying the fair value method, for which the company hired an independent third party to carry out this computation. The total amount of the expense estimated under this method is amortized throughout the period granted. It is estimated at the date when each plan is established. For the period ended December 31, 2006, the Company recognized a compensation expense for the amount of Ps 15,402. No expenses were recognized for the years ended December 31, 2005 and 2004.

Stock options exercised, net of any other cost or expense attributable to transactions, are credited to the capital stock at par value and at a stock subscription premium upon being exercised. On the contrary, options exercised through the payment in cash are recognized as liabilities, immediately callable in favor of employees. During 2006, 2005 and 2004 no options were exercised.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of the options is estimated on the date they are granted using a binomial valuation model, using the Black & Scholes method, considering the following weighted-average assumptions used for stock options granted during the years ended on December 31, 2006, 2005 and 2004 respectively, as follows:

	2006	2005	2004

Expected yield	—	—	—
Expected stock price volatility	30.00%	55.00%	52.03.	%
Risk-free interest rate	5.00%	4.35%	2.76%
Expected life of options	3.5	10	3

q. Information by segments -

The Bulletin B-5 “Financial Information by Segments” of NIF requires the Company to review its internal organizational structure and internal reporting system for purposes of identifying segments. For the years presented, the Company has operated only one segment of business: Telecommunications. The revenues presented by geographical location included in Note 18 meet a specific disclosure required by the SCT in the Company’s concession title.

r. Derivative financial instruments -

The Company applied the provisions of Bulletin C-10, “Derivative Financial Instruments and Coverage Hedging” of NIF, which, besides requiring detail recording, valuation and disclosure of all derivative financial instruments and embedded derivative financial instruments. On July 11, 2005, the Company contracted a swap from IXE Banco, S.A., the fair value of this instrument at December 31, 2006 and 2005 amounted to Ps.14,651 and Ps.19,601 respectively. This instrument qualified as an economic hedge but not for accounting purposes, therefore changes in fair value are recognized in the income statement.

In accordance to the Bulletin C-10, it is set forth that any derivative financial instrument, including embedded derivatives which are allocated in certain contracts, should be recorded in the balance sheet as assets and/or liabilities measured at their fair value. At December 31, 2006, the Company has a Corporate Office leasing long-term agreement, which is denominated in US dollars which represents a risk for the exchange rate fluctuation. The Company recognized a credit in its income statement for the amount of Ps.7,879 for the effect for this embedded derivative. The valuation has been treated as a forward for the monthly obligation established in the contract.

t. Infrastructure rights

The company acquired exclusive and unlimited rights to use transmission capacity in other carriers infrastructure. Likewise, when the company installs copper wire or optic fiber, contributions paid to local governments are also charged to this account. Infrastructure rights are recorded at acquisition cost and restated by applying factors derived from the NCPI since the acquisition date. Amortization is calculated by the straight-line method over a term between 30 and 15 years, depending on the nature of the right, see Note 7.

t. New accounting standards

Beginning January 1, 2007, the dispositions of the following NIF issued by the CINIF became effective. These dispositions will not have significant impact in the Company’s financial information:

NIF B-3 “Income Statement” — Incorporates, among others a new approach to classify income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as a profit tax.

NIF B-13 “Subsequent events” — Requires, among others, recognition of asset and liability restructuring items in the period in which they actually take place and the effect of obtaining wavers for covenant defaults. These issues will only be disclosed in the notes to the financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NIF C-13 “Related Parties” — Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.

NIF D-6 “Capitalization of the Financing Integral Result” — Establishes, among others, the obligation of capitalization of the financing integral results and the rules for its capitalization.

NOTE 6 —	TELEPHONE NETWORK SYSTEMS AND EQUIPMENT — NET:

As of December 31, telephone network systems and equipment consists of:

					Estimated Useful
	2006		2005		Live Years

Telecommunication network and equipment	Ps.	2,657,077	Ps.	1,740,089	17
Leasehold improvements		525,401		470,391	12
Radio equipment		295,949		280,711	30
Line installation cost		359,065		277,783	20
Electronic equipment		255,183		232,355	25
Capitalized expenses due to construction of networks		285,315		218,215	30
Computer equipment		105,392		82,101	5
Transportation equipment		35,203		31,194	4
Office furniture		21,397		18,696	10
Other		19,019		18,199	10
Engineering equipment		12,431		12,427	10

Subtotal		4,286,117		3,163,946
Accumulated depreciation and amortization		(1,679,397)		(1,293,432)

Subtotal		2,606,720		1,870,514
Constructions in progress		436,096		296,704

	Ps.	3,042,816	Ps.	2,167,218

For the years ended December 31, 2006, 2005 and 2004, the Company recorded depreciation expenses of Ps.186,338, Ps.148,134, and Ps.231,333 respectively.

As part of the agreement entered into with the Bondholders’ issued in December 20, 2006, as mentioned in Note 11, the Company committed to provide all fixed assets of Maxcom as a warranty in favor of such Bondholders, see Note 21b.

Nonetheless the assets mentioned above have been encumbered in favor of the Bondholders, the Company might dispose of such assets as long as it complies with the requirements and conditions established in the instruments that govern the issuance of Bonds.

The Company executed financial leases with different institutions, in pesos and US dollars, for telecommunications equipment, computer equipment and transportation equipment, see Note 20c.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gross amount of the acquired fixed assets through a capitalized leasing as of December 31, is the following:

	2006		2005

Computer equipment	Ps.	2,195	Ps.	16,599
Transportation equipment		8,472		11,392
Telecommunications equipment		41,690		9,312

Total	Ps.	52,357	Ps.	37,303

NOTE 7 —	INTANGIBLE ASSETS:

As of December 31, intangible assets consist of the following:

					Useful
					Live Years
	2006		2005		2006

Infrastructure rights	Ps.	335,494	Ps.	312,653	30 y 15
Debt issuance costs		40,870		254,059	8
Software licenses		172,199		156,065	3.3

		548,563		722,777
Accumulated amortization		(226,192)		(406,948)

	Ps.	322,371	Ps.	315,829

For the years ended December 31, 2006 and 2005, the Company recorded an amortization expense by Ps.64,035 and Ps.95,368, respectively; including Ps.13,863 and Ps.34,041 of software amortization, respectively.

As a result of the debt issuance made on December 20, 2006 (see Note 11), the Company recognized, in the 2006 income statement, as a special item Ps.17,031, derived from the total amortization of the costs of debt emission of the previous outstanding Bonds that were paid in advance.

NOTE 8 —	FREQUENCY RIGHTS:

At December 31, frequency rights are analyzed as follows:

	2006		2005

Frequency rights	Ps.	150,364	Ps.	150,364
Less — Accumulated Amortization		(65,192)		(60,772)

	Ps.	85,172	Ps.	89,592

For the years ended December 31, 2006, 2005 and 2004, the Company recorded amortization expenses in amounts of Ps.4,095, Ps.11,776, and Ps.7,518, respectively.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	RELATED PARTIES:

For the years ended on December 31, related party transactions are analyzed as follows:

	2006		2005		2004

Commission and administrative services paid to:
Comercializadora Road el Camino, S. A, de C. V.(1)	Ps.	311	Ps.	1,485	Ps.	41
Road Telco & Consulting, S. A, de C. V.(2)		1,580		—		—
Expenses related to Bank of America, Co.(3)		383		508		431
Advertising services provided by Difusión Panorámica, S. A. de C. V.(4)		21		35		95
Leasing of office space(5)		—		—		284
Commissions paid to Francisco Adrián Aguirre Palme(6)		—		—		62
Travel expenses related to Bachow and Associates, Inc.(7)		—		—		33

	Ps.	2,295	Ps.	2,028	Ps.	946

Revenues for telephony services collected from related parties	Ps.	906	Ps.	896	Ps.	1,069

(1)	Adrián Aguirre (Maxcom shareholder) is a shareholder of the entity. The activity of 2005 and 2004 2006 correspond to sales’ commissions and telephone lines.

(2)	Adrián Aguirre (Maxcom shareholder) is a shareholder of Road Telco & Consulting. The transactions carried out during 2006 correspond to administrative services.

(3)	Correspond to expenses relating to the debt restructuring and travel expenses held with Bank of America (Maxcom shareholder).

(4)	Bank of América is a shareholder of Difusión Panorámica. Balances represent advertising services provided.

(5)	The Company leased a site located within the premises of a building that, until 2004, was controlled by the family of Adrián Aguirre (Maxcom shareholder).

(6)	During 2004, the Company incurred expenses of sales’ commissions of telephone lines.

(7)	Travel expenses related to certain shareholders.

As of December 31, 2006, the company does not have outstanding balances with related parties

NOTE 10 —	COMMERCIAL PAPER:

On July 14, 2005, the Company commenced a financing program in Mexico with the issuance of 1,500,000 certificates in commercial paper with a value of Ps.01 each, with one-year maturity equivalent to Ps.150,000. The amount of these certificates was renewed during 2006 and will be paid on May 17, 2007. These certificates have an interest rate equal to the Equilibrium Interbanking Interest Rate (EIIR) plus 2.30 points and taxes that apply. As of December 31, 2006, the balance includes Ps.1,561 of accrued interest.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 —	PAYABLE BONDS:

As of December 31, 2006 and 2005, the bonds debt consisted of:

	2006		2005

$11,590: “Series B Bonds” (issued on March 17, 2000) bearing interest at a rate of 13.75%, with maturity date on April 1st, 2007	Ps.	126,047	Ps.	129,166
$5,118: “Old Bonds” (issued in 2002 due to restructuring debt) with maturity in 2007, bearing interest at 0% until March of 2006, and as of the last year, bearing interest at a rate of 10%(1)		—		57,057
$36,118: “New Bonds” (issued in the year 2004 due to restructuring debt) bearing a variable interest rate of 4% to 11.25% until October 2009(1)		—		402,520
Less: Discount (net of accumulated amortization)		—		(1,045)

Subtotal		126,047		587,698
Accrued interest		6,813		12,594

Total payable bonds	Ps.	132,860	Ps.	600,292

$150,000 Senior notes issued on December 20, 2006 with maturity in 2014, bearing interest at fixed rate of 11% per annum, payable semi-annually as from June 15, 2007(2)	Ps.	1,631,325	Ps.

(1)	On December 20, 2006, Maxcom delivered an irrevocable notice of redemption with respect to these bonds, in each case at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest. At the same time, Maxcom effected a satisfaction and discharge under the terms of the relevant indentures by transmitting payment of the aggregate principal amount of the redeemed notes together with the premium amount and accrued interest through the redemption date.

In accordance with the terms of the indenture governing these bonds, satisfaction and discharged served to discharge the indenture. Thus, the debt was paid on that date and the indenture ceased to be of any further force or effect thereafter. Consequently, for accounting purposes the company was legally released by the note holders from being the primary obligor for this indebtedness. As a result, we recognized a loss on extinguishment of debt in the amount of Ps. 17 million in 2006.

(2)	On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of $150,000 in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933.

As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Systems and Telephonic Network Equipment”, same that include, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic processing equipment, telecommunications and office furniture and equipment, as well as all the assets that integrate the item denominated “Systems and Telephonic Network Equipment” of the assets shown in the balance sheet.

The obligation of the Company to encumber the assets should be completed before March 31, 2007, otherwise, the interest rate of the Bonds would increase. The Company was able to pledge the assets on February 13, 2007, through the constitution of a voluntary mortgage in first grade in order of priority, see Note 21b.

It is important to mention that the concessions of the Company to provide telecommunication services were not affected by the mortgage mentioned above; therefore, they are free of liens or restrictions of use or ownership.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Even though the assets mentioned above have been pledged in favor of the Bondholders, the Company might dispose of such assets as long as it meets the requirements and conditions established in the instruments that govern the issuance of the Bonds.

The main characteristics of this Bonds issuance are: a) they represent unsecured preferential liabilities of the Company (subject to the mortgage security mentioned in the paragraphs above); b) pari-passu (equal conditions) on payment rights for the principal current debt of the Company; c) it is considered secondary debt in regards to any debt entered into that has the acquired fixed assets as a guarantee; d) it is considered preferential debt in regards to any future principal debt of the Company; e) are unconditionally guaranteed by the shares of all subsidiaries of the Company, except for the shares of the Grupo Telereunión companies, which will be pledged beginning year 2009; and f) are subject to registration before the Securities and Exchange Commission, in accordance with the Registration Rights Agreement.

Bonds previously mentioned contain affirmative and negative covenants that have been complied with as of December 31, 2006.

Interests paid abroad will be subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and the interests will be paid net after tax.

On October 6, 2004, the Company concluded the restructuring of its debt of “Old Bonds” of $174,418. In exchange, the holders received:

i. $5,118 of the same “Old Bonds” with maturity on March 1, 2007, which will not bear interest until March 1, 2006, and in the last year, will bear interest at a rate of 10% per annum.

ii. $36,118 of “New Bonds”, which will bear interest at a variable rate. Said rate will be of 4% as of the date of issuance until April 14, 2005, 5.75% until October 14, 2005, 7.75% until April 14, 2006, 8.25% until October 14, 2006, 9.25% until October 14, 2007, 10.25% until October 14, 2008 and 11.25% until October 14, 2009.

iii. Regarding the remaining $126,388, the holders of the bonds accepted to make an increase to the variable portion of the capital stock of the Company. Holders received 101,110,338 shares with no-par value shown, of which 96,776,597 were Series N1 shares and 4,333,741 were Series B1 shares, at a subscription price of $1.25 per share, of which $0.75 was recorded as premium on subscription of stock and $0.50 as capital stock.

As of December 31, 2006 and 2005, the Company had fulfilled all affirmative and negative covenants set forth in the agreement.

NOTE 12 —	LONG TERM BANK LOANS:

As of December 31, 2005 bank loans consist of:

Short term portion:
IXE Banco, S. A.(1)	Ps.	49,502
Banco Mercantil del Norte, S. A.(2)		19,847

	Ps.	69,349

Long term portion:
IXE Banco, S. A.	Ps.	26,040
Banco Mercantil del Norte, S. A.		56,237

	Ps.	82,277

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	The Company had two unsecured credits with IXE Banco, S. A.. One was taken out in April of 2005 for a term of 24 months; the second was taken out in October of 2005 for a term of 19 months. For both credits the monthly interest rate is estimated based on the EIIR plus 3.0 percentage points and will be paid-off by equal monthly amortizations of principal and interest on unpaid balances. The credit was paid in advance in December 2006.

(2)	Unsecured line of credit taken out with Banco Mercantil del Norte, S. A. in October of 2005. This line of credit bears monthly interest at the EIIR plus 3.0 percentage points. The line of credit was taken out for a term of 48 months. The credit was paid in advance in December 2006.

In 2006, the restricted cash amounted to Ps.22,612 and it was deposited in a trust as a guarantee of the payment obligations of two credits that the company obtained from IXE, Banco Mercantil del Norte, and a transaction of derivative financial instruments. Even that the obligations were paid during the December 2006, the restricted cash was released in January 2007. The restricted cash as of December 2005 was Ps 7,983.

NOTE 13 —	POSITION IN FOREIGN CURRENCY:

As of December 31, the Company’s foreign-currency position was the following:

	2006		2005

U.S. dollars:
Assets		$69,050		$15,351
Liabilities		(174,234)		(79,938)

Net liabilities in U.S. dollars		$(105,184)		$(64,587)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	10.88	Ps.	10.71

In July 2005, the Company contracted a swap to guarantee the exchange rate to pay commitments in foreign currencies in the year 2007, see Note 14.

NOTE 14 —	DERIVATIVE FINANCIAL INSTRUMENTS -

As of December 31, 2006, the Company credited its income statement in the amount of Ps.7,879, due to the valuation of an embedded derivative, which arises from the Corporate offices lease long term agreement, such contract is denominated in US dollars and represents a risk for the exchange rate fluctuation. For valuation purposes, the exposure has been treated as a forward for the monthly obligation established in the contract (see Note 20b).

On July 11, 2005, the Company contracted a swap with from IXE Banco, S.A. Once the details of this transaction were analyzed and defined as a trading instrument, the Company decided to record and to enter its effects in accordance with the guidelines of Bulletin C-10 “Derivative financial instruments and hedge transactions” of NIF.

This transaction relates to the payment of commitments due in 2007 agreed in a foreign currency different from the functional currency of the company. The swap expires in 2007. This transaction has no additional related costs; the notional amount of the swap is $16,709, contracted at a future exchange rate fixed of Ps.11.40 per U.S. dollar.

The exchange rate swap has been agreed at a fixed interest rate of 2.9750% per annum, based on 360 days. The interest is paid each month. As of December 31, 2006, accrued interest amounted to Ps.78.

NOTE 15 —	LABOR OBLIGATIONS UPON RETIREMENT:

The Company has no benefits or pension plans for its employees after retirement, or at the end of the labor relationship aside from the benefit described in the next sentence. Obligations and costs of seniority premiums that employees are entitled to receive upon the termination of employment, are recognized based on actuarial studies

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prepared by an independent third party. The actuarial study shows the net cost of the period and the labor obligations determined according to the requirements set forth in Bulletin D-3 “Labor Obligations” of NIF, and under generally accepted actuarial principles.

As of December 31, 2006 and 2005, the amounts of accrued liabilities, transition assets and net cost for the period are analyzed as follows:

	2006		2005

a. Seniority premiums:
Obligations due to current benefits	Ps.	973	Ps.	626
Less: assets of the plan		—		—

Current net liabilities		973		626
Less: projected net liabilities		(1,387)		(1,270)

Additional liabilities	Ps.	—	Ps.	—

Obligation for projected benefits	Ps.	1,125	Ps.	740
Plus (less): Items pending of amortization in 22 and 24 years:		—		—
Net transition asset		508		530
Profit due to the changes in assumptions		(246)		—

Projected net liabilities	Ps.	1,387	Ps.	1,270

Net cost for the period:
Labor cost	Ps.	227	Ps.	225
Financial cost		29		21
Transition asset amortization		(22)		(22)

Total net cost for the period(*)	Ps.	234	Ps.	224

b. Termination of employment:
Obligations due to current benefits	Ps.	19,581	Ps.	16,100
Less: assets of the plan		—		—

Current net liabilities		19,581		16,100
Less: projected net liabilities		(5,059)		(702)

Additional liabilities	Ps.	14,522	Ps.	15,398

Obligation for projected benefits	Ps.	25,979	Ps.	21,270
Plus (less): Items pending of amortization in 22 and 24 years		—		—
Net transition liability		(19,556)		(20,568)
Loss due to changes in assumptions		(1,364)		—

Projected net liabilities	Ps.	5,059	Ps.	702

Net cost for the period:
Labor cost	Ps.	2,651	Ps.	2,617
Finance cost		819		788
Amortization of transition of assets		1,004		1,003

Total net cost for the period(*)	Ps.	4,474	Ps.	4,408

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(*)	The net cost of the period was Ps.4,690 and it was determined in the same manner as the obligations for projected benefits, using an expected real rate of yield of 4% and an average increase of salaries of 1.5%, see Note 5m.

Following is a summary of the provision for the year at December 31, by concept of labor obligations:

	2006		2005

Obligations due to current benefits for termination of labor relationships	Ps.	19,581	Ps.	16,100
Projected net liabilities for seniority premiums		1,387		1,270

Total labor obligations upon retirement	Ps.	20,968	Ps.	17,370

NOTE 16 —	SHAREHOLDERS’ EQUITY:

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

On July 17, 2006, all of the preferred shares were converted into common shares by eliminating the liquidation preference of certain shares that represented, at the time of the conversion, approximately 95% of the capital stock. As consideration for eliminating the preferred rights that would have been triggered in case of Maxcom’s liquidation or deemed liquidation, the shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment. The shareholders holding preferred shares received as consideration a stock dividend in the aggregate amount of 126,297,257 common shares.

In accordance with the provisions of Bulletin C-11 “Equity” of NIF, the increase in number of outstanding shares resulting from this stock dividend payment had no accounting effect since the value of capital stock remained the same.

All the series of preferred shares were converted into common shares as disclosed below:

—	6,088,896 shares of the A-1 series in shares of the series A to at the rate of one to one;

—	10,181,950 shares of the B-1 series in shares of the series B to the rate of one to one;

—	220,714,874 shares of the N-1 series in shares of the series N to the rate of one to one, and

—	26,867,820 shares of the N-2 series in share o the N2 to the rate of one to one.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, the shares that represent the capital stock of the Company are registered shares with no par value face, and consist of:

Series and Class of Shares:	2006	2005	2004

Issued and outstanding:
“A” Series Class I (fixed portion)	1,528,827	1,528,827	1,528,827
“A” Series Clase II (variable portion)	15,760,793	2,979,817	2,979,817
“A1” Series Clase II (variable portion)	—	6,088,896	6,088,896
“B” Series Clase II (variable portion)	16,611,595	—	—
“B1” Series Clase II (variable portion)	—	10,181,950	10,181,950
“N” Series Clase II (variable portion)	448,433,563	8,861,834	10,331,670
“N1” Series Clase II (variable portion)	—	220,714,874	219,245,038
“N2” Series Clase II (variable poriton)	—	26,867,820	26,867,820

Subtotal	482,334,778	277,224,018	277,224,018

Authorized shares not outstanding:
(treasury shares)
“N” Series	45,901,176	3,024,011	3,361,483
“N1” Series	—	23,110,943	22,679,507

Subtotal	45,901,176	26,134,954	26,040,990

Total authorized shares	528,235,954	303,358,972	303,265,008

At December 31, the capital stock of the Company was integrated as follows:

	2006		2005

Capital stock	Ps.	2,863,807	Ps.	2,524,094
Restatement effect		343,125		331,759

Total capital stock	Ps.	3,206,932	Ps.	2,855,853

Shareholders of Series “A” and “B” shares have full voting capacity while Serie “N” shares are neutral and provide to its shareholders limited voting rights. Series “N” shares are not considered to compute the level of participation of foreign investment in the Company’s capital stock, in accordance with the Foreign Investment Law, and are of free subscription for Mexican or foreign investors.

Under the Mexican Corporate Law (Ley General de Sociedades Mercantiles) (“LGSM”), and with the Company’s by-laws, no shares of capital stock can be issued until all the shares issued have been actually paid, prior to the agreements that amend the number of shares of the capital stock due to increases, reductions, amortizations and splits of capital stock. Therefore, all treasury shares were cancelled and issued again every time there was an agreement that modified the current number of shares outstanding.

In accordance with the capital restructuring completed on October 6, 2004 (see Note 11), the holders of bonds accepted a capitalization of $131,506 of the “Old Bonds” to increase the variable portion of the Company’s capital stock. In exchange, bondholders received 101,110,338 Series “N1” shares, with no par value shown. The subscription price was $1.25 per share, of which $0.75 was recorded as premium on subscription of stock and $0.50 as capital stock.

In addition, an exchange of shares was made as follows: i) the holders of all Series “B” shares (1,226,373 shares) exchanged those shares for Series “A” shares at a 1:1 ratio; ii) 4,333,741 Series “N1” shares

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were exchanged for Series “B1” shares, issuing an equal number of shares at a 1:1 ratio; and, finally, iii) it was agreed to exchange 2,005,843 Series “N” shares for Series “A” shares at a 1:1 ratio.

These exchanges were approved at the Annual General Extraordinary Stockholders’ Meetings held on August 23, 2004.

At the General Extraordinary Stockholders’ Meeting held on December 17, 2004, the stockholders approved the cancellation of 26,040,990 shares of Series “N” Class II capital stock held in treasury, which were all the Series “N”, Class II shares of capital stock of the Company. An equal number of shares, with no-par value shown were issued as follows: i) 3,361,483 Series “N” shares, Class II and, ii) 22,679,507 Series “N1” shares, Class II, to be held in treasury to meet certain commitments under stock option and warrant plans, which have been approved by the shareholders and the Board of Directors of the Company.

In February 2005, several officers of the Company exercised their withdrawal right from the corporation, under Articles 213,220,221, and other applicable articles of the LGSM. Thus, 1,469,836 Series “N” shares were cancelled. On the same date, several officers of the Company decided to exercise their options and thus the company issued 1,469,836 Series “N1” Shares.

At the General Extraordinary Shareholders’ Meeting held on August 30, 2005, the shareholders approved the following, inter alia: (i) to spin-off Maxcom Telecomunicaciones, S. A. de C. V., (see Note 3b.), (ii) to capitalize the share subscription premium, in an amount of Ps.930,131 (Ps.874,268 in historical pesos) paying up, under Article 116 of the LGSM, 72,078,245 fully paid-up and subscribed shares, with no-par value shown, which were delivered to shareholders in proportion to their equity interest, including series and class of shares, and (iii) to cancel 26,040,990 shares held in the treasury of the company to guarantee their issuance under the different options and warrants commitments of the Corporation, of which 3,361,483 correspond to the “N” Series, Class II, of the capital stock and 22,679,507 to the “N1” Series, Class II, of the capital stock, and issue up to 26,134,954 shares, with no-par value shown, of which 3,024,011 will be “N” Series, Class II shares, and 23,110,943 will be “N1” Series, Class II shares, to be maintained in the treasury of the Company.

At the General Extraordinary Shareholders’ Meeting held on August 31, 2005, the shareholders agreed to increase the variable portion of the capital stock in the amount of Ps.226,864 (Ps.214,000 in historical pesos) by capitalizing the debt that the Company assumed with a shareholder, and thus one single “N” Series, Class II share was issued. The one single share issued was assigned a value of $0.50, and the remaining increase in capital stock was allocated to additional paid-in capital.

As consequence of the acquisition of Grupo Telereunión companies, described in Note 3a., at the General Stockholders’ meeting held on July 17, 2006, Grupo VAC (the former owners of the Grupo Telereunión companies) subscribed a $31.2 million (Ps.351,079) increase in Maxcom’s capital stock equivalent to 16.34% of the total Company’s shares. From this capital stock subscription, Maxcom received $22.7 million in cash and the outstanding shares of Telereunión, S. A. de C. V., Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., valued at the preliminary fair value of $8.5 million.

In case of a reduction to the capital stock or to the share subscription premium any surplus of the amount reimbursed over the balances of the accounts of contributed capital, a tax equivalent to 38.89% shall be incurred, when paid in the future. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.

NOTE 17 —	STOCK OPTION PLAN:

Stock option plan

In July 2006, the Company increased its capital stock by 16.34% of the Company’s outstanding shares, as described in Note 16. As a result of this transaction, the Company changed its capital structure switching from 95%

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of preferred stock and 5% of common stock to 100% common stock and eliminated the liquidation preference or deemed liquidation right.

This change produced that the fair value of the Company’s shares increased from $0.00 to $0.31 on common stock and from $0.28 to $0.31 on its preferred stock.

Together with this change in its capital structure the Company decided to amend its different stock option plans to give better benefits to the holders of the options in such plans. As a result in July 2006, the Company changed the requisite service period as well as the strike price and vested period on the different stock option plans as explained below:

	Original	Modified
	Plan	Plan

Requisite service period(1)	5 years	3 years
Fair value on modification date	$0.00	$0.09
Exercise price	$0.50	$0.31
Unrecognized compensation cost in July 2006 (in dollars: $0 x 23,837,331 options)	0	n/a

(1)	At the modification date most of the awards were already vested.

The additional compensation cost stemming from the modification and the total compensation cost per option is $0.09 as shown below:

Fair value of modified option in July 2006	$0.09
Fair value of original option in July 2006	$0.00

Incremental value of modified option in July 2006	$0.09

Incremental value of modified option in July 2006	$0.09
Unrecognized compensation cost for original option	0.00

Total compensation cost to be recognized	$0.09

The total remaining compensation cost of Ps.30,089 will be recognized over the modified award’s three-year requisite service period. Accordingly, the Company’s compensation cost will be recognized ratably over the remaining three years. The cost recognized for the year ended December 31, 2006 amounted to Ps.15,402.

After amending the different stock option plans in July 2006, the break down of the options granted and its vesting periods are described below:

		Plan for the	Penny
	Employees New	Chairman of	Warrants for
	Stock Option Plan	the Board	Board Members	Total

Granted	26,485,923	5,716,580	775,000	32,977,504
Expected forfeitures	(2,648,592)	—	—	(2,648,592)
Outstanding authorized options	1,882,164	—	145,777	2,027,941
Options vested per year	5,959,333	1,429,145	124,569	7,513,047

The fair value of the stock options of the new plan was computed by an independent third party specialist, using a binomial valuation model by the Black & Scholes method.

Black-Scholes assumptions:

Vesting Period	Volatility	Exercise Price	Risk Free Rate	Fair Value

3 years	30%	$0.31	4.37%	$0.09

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Through June 30, 2006, the Company had the following stock option plans:

a. Executive plan - under the aforesaid plan, there were 575,000 available options as a grant for officers’ performance for the years of 1998, 1999 and 2000. As of December 31, 2005, 526,214 options of this plan had been granted, of which 304,502 remained to be exercised, and 256,094 were fully exercisable.

b. New stock option plan for executives - As of December 31, 2005, the Board of Directors and shareholders of the Company authorized an aggregate of 17,998,500 options to remunerate officers for the services they rendered during the years 2002, 2003 and 2004. Also, part of these options served as extraordinary remunerations granted to certain key officers in case of a change in the control of the Company. As of December 31, 2005, 13,529,500 options had been granted, of which 2,705,900 were fully exercisable.

c. Members of the Board of Directors and members of various committees - For each meeting of the Board or of the different committees of the Company where directors and members of the different committees attend, they receive an option to purchase 2,500 shares at an exercise price of $0.01 per share. The chairman of the Board or of the different committees is entitled to receive options to subscribe 5,000 shares at the same above mentioned exercise price.

Options granted in each meeting may be exercised immediately and expire three years after, beginning on the date when granted, except when the same Board or the shareholders’ meeting provides another mechanism. As of December 31, 2005, 955,000 options had been granted in this plan, of which 637,500 were fully exercisable.

d. Signing bonuses and other bonuses for officers or directors - From time to time the Company has granted signing bonuses, special bonuses and other bonuses by way of stock options. There is a reserve of 246,215 N1 Series, Class II treasury shares, available so that the management or the Board of Directors may grant options on these shares as part of the signing bonuses negotiated and signed to contract new key officers with the Company.

The fair value of options for services rendered was determined by an independent third party using a binomial valuation model applying the Black & Scholes method, as a result of which there was no charge to results during the years that ended December 31, 2005 and 2004

Below is the summary of changes in employees’ stock options plans for the year ended on December 31, 2006 (in thousands of shares):

	2006		2005		2004
		Weighed		Weighed-		Weighed-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	18,099	$0.65	4,465	$1.14	4,377	$1.16
Granted	26,147	0.31	13,712	0.49	188	0.01
Exercised	0	0	0	0.00	(100)	0.01
Cancelled	(18,099)	0.65	(78)	0.01	0	0.00

Outstanding at the end of the year	26,147	0.31	18,099	0.65	4,465	1.14

Options exercisable at the end of the year	6,537	0.31	7,226	0.71	2,675	1.36

Weighted-average of options granted during the year (nominated in U.S. dollars)		$0.31		$0.00		$0.00

Options (“warrants”) for services rendered to the Company

Since 1998 and through 2001, the Company issued options to subscribe shares of the Company in exchange of different services rendered. For the year ended December 31, 2000, the Company granted bondholders, initial purchasers and underwriter of the Notes with maturity in 2007 that bear annual interest at a rate of 13 3/4%, options to

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subscribe 764,938 “N” Series shares representing the capital stock of the Company at an exercise price of $0.01 per share. Options expire 7 years after the grant date. As of December 31, 2006 and 2005, the 764,938 options of this plan are fully exercisable.

NOTE 18 —	REVENUE BY GEOGRAPHICAL LOCATION:

The Company primarily evaluates its segment performance based on its revenues. No inter-segment revenues are applicable for the periods presented herein:

	Metropolitan		Central-
Services	Area		South		North		Total

Year ended on December 31, 2006:
Local	Ps.	900,668	Ps.	371,307	Ps.	—	Ps.	1,271,975
Long distance		212,156		117,226		27,428		356,810
Rent of dedicated links		330		151		—		481
Sale of client equipment		5,842		8,058		—		13,900
Lease of capacity		35,427		—		—		35,427

	Ps.	1,154,423	Ps.	496,742	Ps.	27,428	Ps.	1,678,593

Assets	Ps.	5,747,883	Ps.	366,419	Ps.	447,470	Ps.	6,561,772
Accumulated depreciation	Ps.	—	Ps.	—	Ps.	—		(Ps.1,679,397)

Total assets	Ps.	5,747,883	Ps.	366,419	Ps.	447,470	Ps.	4,882,375

Acquisition of telephone network systems and equipment	Ps.	630,644	Ps.	129,926	Ps.	670	Ps.	761,240

	Metropolitan		Central-
Services	Area		South		North		Total

Year ended December 31, 2005:
Local	Ps.	484,436	Ps.	315,799	Ps.	—	Ps.	800,235
Long distance		198,434		167,610		—		366,044
Rent of dedicated links		345		497		—		842
Sale of client equipment		2,776		3,094		—		5,870
Lease of capacity		23,253		—		—		23,253
Other		860		—		—		860

	Ps.	710,104	Ps.	487,000	Ps.	—	Ps.	1,197,104

Assets	Ps.	4,407,183	Ps.	174,039	Ps.	—	Ps.	4,581,222
Accumulated depreciation	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,293,432)

Total assets	Ps.	4,407,183	Ps.	174,039	Ps.	—	Ps.	3,287,790

Acquisition of telephone network systems and equipment	Ps.	617,054	Ps.	200,873	Ps.	—	Ps.	817,927

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Metropolitan		Central-
Services	Area		south		North		Total

Year ended December 31, 2004:
Local	Ps.	481,518	Ps.	278,942	Ps.	—	Ps.	760,460
Long distance		94,822		50,552		—		145,374
Rent of dedicated links		482		981		—		1,463
Sale of client equipment		3,812		2,101		—		5,913
Lease of capacity		19,039		—		—		19,039
Other		1,264		—		—		1,264

	Ps.	600,937	Ps.	332,576	Ps.	—	Ps.	933,513

Assets	Ps.	3,938,389	Ps.	70,255	Ps.	—	Ps.	—
Accumulated depreciation	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,158,368)

Total assets	Ps.	3,938,389	Ps.	70,255	Ps.	—	Ps.	2,863,912

Acquisition of telephone network systems and equipment	Ps.	386,233	Ps.	23,707	Ps.	—	Ps.	409,940

Secondarily, the Company also performs business analysis’s based on revenue by product. No inter-segment revenues are applicable for the periods presented herein:

	Year Ended on December 31,
	2006		2005		2004

Voice	Ps.	1,302,910	Ps.	967,852	Ps.	769,365
Data		76,467		53,478		4,929
Wholesale		299,216		175,774		119,219

Total revenues	Ps.	1,678,593	Ps.	1,197,104	Ps.	933,513

The Company does not allocate total assets by segment since they are used to provide all segment services.

NOTE 19 —	INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:

The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, thus meaning that they are not consolidated for tax purposes.

During 2006, some subsidiaries generated taxable income in the amount of Ps.92,623 and other generated tax losses in the amount of Ps.61,996 (taxable income of Ps.82,367 and tax loss carry forwards of Ps.101,637 in 2005 respectively). In prior periods the Company incurred in tax losses carryforward. Tax result differs from accounting result due to differences of permanent and temporary nature, as shown herein below.

The provision for Income Tax in 2006, 2005 and 2004 is analyzed as follows:

	2006		2005		2004

Asset tax incurred	Ps.	—	Ps.	661	Ps.	28,963
Deferred income tax		57,875		27,024		1,181

Total provision	Ps.	57,875	Ps.	27,685	Ps.	30,144

During 2006, the company did not generate income tax payable due to tax loss carryforwad being amortized against the taxable income obtained.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to the amendments to the Mexican Income Tax Law approved on November 13, 2004, the income tax rate was 29% in 2006 and will be 28% in 2007.

The following table shows the reconciliation between the effective tax rate and the real tax rate as of December 31, 2006:

Profit before tax provisions	Ps.	29,668
Income tax rate		x 29%

Income tax provision		8,604
Plus (less) tax effect of the permanent items:
Non- deductible expenses		1,254
Inflationary annual adjustment		14,267
Inflation restatement in the income statement		8,884
Cancellation of allowance on Asset tax for prior years(1)		30,531
Other permanent items		(5,665)

Income tax provision adjusted by permanent items	Ps.	57,875

Effective tax rate = 195%

(1)	Through December 31, 2005, the Company had considered that it had possibilities of recovering the asset tax paid in prior years, based on the results from legal proceedings that had initiated, considering the amendment in the previous Asset Tax Law, which allowed deduction of liabilities within the computation of net assets. However, during the last quarter of year 2006, the conditions of the legal process radically changed and, along with the changes in the Asset Tax Law, effective beginning January 1, 2007, which now precludes the inclusion of the liabilities to determine the asset tax base, the Company assessed that there are not enough elements to obtain a favorable resolution, and decided, on a conservative basis, to record a valuation allowance in the total amount of such tax.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, the effect of the deferred income tax over the main temporary differences is analyzed below:

	2006		2005

Current:
Allowance for doubtful accounts	Ps.	25,024	Ps.	25,124
Prepaid expenses		(16,205)		(31,117)
Provisions		64,086		73,262

Total current		72,905		67,269

Non-current:
Telephone network, equipment and leasehold improvements, frequency rigths, intangible assets, and preoperating
expenses — Net		(232,796)		(225,224)
Asset tax paid in prior years		34,573		34,573
Tax loss carry forwards		188,406		99,816

Total non-current		(9,817)		(90,835)

Net deferred tax asset (liabilities) before valuation allowance		63,088		(23,566)
Tax losses and asset tax valuation allowance		(148,571)		(4,042)

Deferred income tax liabilities	Ps.	(85,483)	Ps.	(27,608)

As of December 31, 2006, the Company determined deferred tax liabilities generated mainly by the net change in the tax effect of the temporary differences and the increase in the valuation allowance relative to asset tax and tax losses carry forwards. As of December 31, 2005, the Company determined deferred income tax liability generated mainly by the net tax effect of temporary differences and a valuation allowance for the expected tax losses carry forwards that would not be realized within a reasonable term.

As of December 31, 2006, the Company had cumulative tax losses in aggregate of Ps.672,878, that will be carry forward against future taxable income as follows:

			Year of
Year of Loss	Amount		Maturity

1999	Ps.	15,857	2009
2000		71,980	2010
2001		74,481	2011
2002		246,857	2012
2003		30,978	2013
2004		69,621	2014
2005		101,108	2015
2006		61,996	2016

	Ps.	672,878

Asset tax is incurred at the rate of 1.8% over the net amount of certain assets and liabilities only when this tax exceeds the Income Tax incurred. During the fiscal year ended December 31 2006 and 2005, the Company did not generate a taxable base for the Asset Tax, since its liabilities were higher than its assets.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employees’ statutory profit sharing is estimated applying the procedures set forth in the Mexican Income Tax Law. During the fiscal year ended December 31, 2006 and 2005 the Company did not generate profit sharing base. At December 31, 2004 the employees’ statutory profit sharing was Ps.502.

NOTE 20 —	COMMITMENTS AND CONTINGENCIES:

As of December 31, 2006, the Company had the following commitments:

a. Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Ps.56,370, Ps.42,997 and Ps.60,074 in 2006, 2005 and 2004, respectively.

The schedule of estimated future minimum lease payments is as follows:

2007	Ps.	48,784
2008		46,755
2009		41,650
2010		41,191
2011 and thereafter:		84,526

	Ps.	267,906

b. Corporate building lease agreement for the building currently occupied by the Company.

On September 1, 2005 the Company renewed a corporate lease agreement for a 7 year term ending now on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded leasing expense of $1,639 and $1,653 for the years ended December 31, 2006 and 2005, respectively.

The schedule of estimated future minimum lease payments is as follows:

2007	$1,759
2008	1,759
2009	1,759
2010	1,759
2011 and thereafter	3,518

$10,554

c. Finance lease agreements:

As of December the 31, 2006, the Company has executed finance lease agreements with different entities in Mexican pesos and U.S. dollars regarding: telecommunication equipment, computer equipment and transportation equipment. The term of such agreements ranges from 18 to 36 months, with option to purchase the leased good at reduced prices once the term is completed. The interest rate agreed in these agreements ranges from 6.9% to 10%, as per the specific conditions of each agreement.

The schedule of future minimum payments in Mexican pesos is as follows:

2007	Ps.	9,020
2008		8,004
2009		4,717

Total	Ps.	21,741

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Includes interest to be accrued Ps.3,254

d. Geographic expansion commitment:

The amending agreement to the national concession certificate to install and operate a public telecommunications network in Mexico, entered into on December the 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of the year 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. At December 31, 2006 the Company had met all requirements established in the concession certificates.

The Company, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect.

e. Commitment related to frequency rights:

As of December 31, 2006, the Company complied with its obligation to provide to the “SCT” the renewal of the surety bonds for the fiscal year 2006, according to the commitments and obligations set forth in the concessions.

f. Commitment of sale of capacity:

In October of 2003, the Company executed a sale agreement of optical fiber capacity with another carrier for $2,000, which was recognized at the time of sale as an advanced collection to render this service; the term of this agreement is of 13 years. As of December 31, 2006, deferred revenue amounted to $1,538. The amortized revenue for the years 2005 and 2006 was Ps.1,729 y Ps.1,639 respectively.

g. Lucent Technologies:

Telereunión , one of the companies recently acquired by the Company, is involved in a claim initiated by Lucent Technologies, Inc. for the collection of approximately $6.5 million in connection with the installation of part of Telereunión’s fiber optic network. Company’s management believes that the likelihood of success of the Lucent claim is remote. Although Lucent has not initiated a formal legal proceeding against Telereunión and has only sent several letters in the attempt to collect the amount they allege is due, Telereunión initiated two legal proceedings in Mexican courts seeking (i) a declaration that the applicable statute of limitations (prescription) has expired and (ii) a declaration nullifying the document upon which Lucent bases its claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC investors agreed to indemnify the Company for any adverse results of the Lucent claim, including the payment of any and all amounts due to Lucent.

h. Comisión Federal de Electricidad:

Telereunión is party to a lawsuit initiated by the Mexican Federal Power Commission, or Comisión Federal de Electricidad (CFE), for approximately Ps.38.3 million in rents due for the 30-year lease of infrastructure, entered into on June 23, 1999, that should have had been paid in advance.

Although Telereunión was found ultimately liable for the amounts following its appeal and has been ordered to pay the amount claimed by the CFE, Grupo VAC has undertaken to negotiate with the CFE, on behalf of Telereunión, more favorable terms for the payment of the amount due to the CFE. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC investors agreed to provide the Company with financing to the extent the amount of Telereunión’s financial obligations to the CFE related to any claim exceeds of Ps.38.3 million, payable over a 30-year period in monthly installments of no more than Ps.106 per month.

On January 9, 2007, Telereunión and CFE reached an agreement of judicial transaction in relation to the definite sentence that ordered Telereunión the payment of approximately Ps.38.3 million.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The agreement with CFE establishes that the referred debt plus its corresponding updates will be paid in November 29, 2008, though interests generated will be paid in 4 semesters beginning May 29, 2007.

Within the acquisition terms of Telereunión, entered into with Grupo VAC, the latter committed to grant Telereunión or, if it is the case, to the Company, financing to pay the debt mentioned above to CFE. Such financing would be paid to Grupo VAC in a 30 years term, beginning on the granting date, at an annual interest rate equivalent to EIIR plus 300 base points.

NOTE 21 —	SUBSEQUENT EVENTS:

a. As mentioned in Note 11 to the financial statements, in December 20, 2006, debt instruments denominated “Bonds” were issued in the international financial markets, in the amount of $150,000. Such placement was complemented in January 10, 2007, when the Company made an additional issuance of $25,000, under the same terms as the previous offering.

b. As mentioned in Note 8, the Company was obligated to execute the mortgage pledging the Bond issued in December 2006, with the assets of the Company, before March 31, 2007. The Company was able to pledge the assets on February 13, 2007, through the constitution of a voluntary mortgage in first grade in order of priority.

NOTE 22 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF, for its initials in Spanish as described below) or (Mexican GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net loss and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity:

	Years Ended December 31,
	2006		2005		2004

Net loss under Mexican GAAP	Ps.	(28,207)	Ps.	(74,126)	Ps.	(138,708)

Adjustments:
Amortization of pre-operating expenses(a)		30,870		37,773		38,100
Capitalization of interest(b)		48,136		(1,167)		(810)
Amortization of capitalized interest(b)		(26,153)		2,699		1,854
Installation revenues and related costs(c)		827		3,126		(21,070)
Installation costs not charged to customers(d)		(205,521)		(66,898)		(68,438)
Debt restructuring(e)		189,869		50,587		1,460,360
Capitalized internal compensation cost(f)		138		138		138
Spin-off and sale of subsidiary(g)		—		226,758		—
Retirement obligations(h)		(875)		—		—
Reversal of SAB 108(k)		2,925		—		—
Total US GAAP adjustments		40,216		253,016		1,410,134

Net income under U.S. GAAP	Ps.	12,009	Ps.	178,890	Ps.	1,271,426

	As of December 31,
	2006		2005

Shareholders’ equity (deficit) under Mexican GAAP	Ps.	2,194,426	Ps.	1,856,151
Accumulated adjustments:
Preoperating expenses(a)		(377,751)		(377,751)
Amortization of preoperating expenses(a)		282,974		252,104
Capitalization of interest(b)		117,477		69,341
Depreciation of capitalized interest(b)		(38,986)		(12,833)
Installation revenues and related costs(c)		(64,790)		(65,617)
Installation costs not charged to customers(d)		(504,106)		(298,585)
Debt restructuring(e)		—		(189,869)
Capitalized internal compensation cost(f)		(2,202)		(2,340)
Retirement obligations(h)		(875)		—
SAB 108 initial effects(i)		6,779		—
SAB 108 effects for the year(k)		2,925		—
Total U.S. GAAP adjustments	Ps.	(578,555)	Ps.	(625,550)

Shareholders’ equity (deficit) under U.S. GAAP	Ps.	1,615,871	Ps.	1,230,601

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provided below is an analysis of changes in shareholders’ equity (deficit) under U.S. GAAP:

	Year Ended December 31,
	2006		2005

Balance at the beginning of the year	Ps.	1,230,601	Ps.	1,051,711
Net income (loss) under U.S. GAAP		12,009		178,890
Increase in capital stock		351,079		—
SAB 108 initial effects(i)		6,779		—
Stock option plan		15,403		—

Balance at the end of the year	Ps.	1,615,871	Ps.	1,230,601

I.	Explanation of reconciling items

a. Preoperating expenses -

Under the former Statement C-8 “Intangibles” in Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages were capitalized. The Company’s operations commenced in May 1999 and capitalized expenses are being amortized on a straight-line basis for a period not exceeding 10 years. The Company has not incurred in preoperating or development expenses since 2003.

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

Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of its monetary gain. US GAAP does not allow the capitalization of foreign exchange losses.

c. Installation revenues and related costs -

Under Mexican GAAP, installation revenues and related costs are recognized are recorded immediately, when installations are charged to customers.

Under U.S. GAAP, installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers. The Company estimated its customer relationship period to be 4 years.

d. Installation costs not charged to customers -

Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.

Under U.S. GAAP, installation costs not charged to customers are expensed as incurred.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Debt restructuring -

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

Under U.S. GAAP the April 2002, July 2002 and October 2004 debt restructurings qualify as troubled debt restructurings pursuant to the provisions of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“FAS 15”).

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

On December 20, 2006 the Company redeemed its outstanding debt related to its Old Senior Notes and its New Senior Notes (see Note 11). Under Mexican GAAP, in accordance to the Bulletin C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” of NIF, Company’s management determined that the issuance of Bonds made on December 2006, represented a new debt in accordance with the provisions specified in such Bulletin, thus any remaining balances for debt issuance costs in prior years, were taken to income. Under U.S. GAAP, the remaining outstanding balance of the debt restructuring was recognized into the income results.

f. Capitalized internal compensation cost-

Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002 the Company capitalized some compensation expenses in an amount of Ps.2,753, that are being amortized on a straight-line basis over 20 years. The Company has not incurred in these charges since 2003.

Under U.S. GAAP, these charges were expensed.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g. Spin-off and sale of subsidiary

As more fully described in Note 3, in 2005, the Company undertook a corporate restructuring whereby certain net assets were spun off and subsequently sold to a third party. The transactions were recorded at fair market value resulting in an increase in stockholder’s equity of Ps. 226,864 and no gain or loss reflected in the statement of income.

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

h. Retirement obligations -

Under Mexican GAAP, as described in Note 15, effective January 1, 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. Mexican GAAP allows for the Financial Group to amortize the transition obligation related to the adoption of revised Bulletin D-3 over the expected service life of the employees.

Under U.S. GAAP, it is required to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

i. Initial application of SAB 108 -

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements-but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, we used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. We elected to record the effects of applying SAB 108 using the cumulative effect transition method.

In connection with the preparation of its Annual Report for the year ended December 31, 2006, Maxcom detected prior year misstatements, not identified during prior years. In order to evaluate whether such errors resulted in a material misstatement to the previously issued financial statements, management quantified the aggregate misstatement to the prior years financial statements using its pre-SAB 108 quantification method (the roll-over

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method). This analysis included all misstatements relating to the prior years financial statements including the misstatements that were “corrected” through the cumulative effect adjustment (recorded as of January 1, 2006) relating to the initial application of SAB 108.

Based on their consideration of the total misstatement of the prior years financial statements (using the roll-over method), management determined that the prior years financial statements were not materially misstated.

The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108 (in thousands):

		Period in Which the	Period in Which the			Period in Which the
		Misstatement	Misstatement			Misstatement	Adjustment
		Originated(1)	Originated(1)			Originated(1)	Recorded
		Year Ended	Year Ended			Year Ended	as of
		December 31,	December 31,			December 31,	January 1,
		2003	2004			2005	2006

Labor liabilities(2)	Ps.	(15,397)	Ps.	—	Ps.	(624)	Ps.	(16,021)
Capitalized interest(3)		(4,410)		(1,263)		591		(5,082)
Increasing-debt rate(4)		—		(3,549)		(8,020)		(11,569)
Stock-option plan(5)		—		(581)		(2,785)		(3,366)
Embedded derivatives(6)		—		—		7,028		7,028
Debt restructuring(7)		—		132,612		6		132,618
Installation costs not charged(7)		—		(107,471)		1,535		(105,936)
Installation revenues and costs(8)		—		—		11,173		11,173
Other(9)		10,935		(9,189)		(3,812)		(2,066)
Deferred income taxes(10)				—		—		—

Impact on net income(11)	Ps.	(8,872)	Ps.	10,559	Ps.	5,092

Retained earnings(12)							Ps.	6,779

(1)	We previously quantified these errors under the roll-over method and concluded that they were immaterial-individually and in the aggregate.

(2)	We were not recognizing this difference for severance indemnity as required by U.S. generally accepted accounting principles (see reconciling item h.). As a result of this error, our severance indemnity expense was understated by Ps.15.4 million in 2003 and by Ps.0.6 million in 2005, no expense recognition is applicable for 2004. We recorded a Ps.16 million increase in our liability for severance indemnity as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(3)	We incorrectly amortized capitalized interest expenses in 2005 and prior years. As a result of this error, our expenses were understated in 2003 by Ps.4.1 million, in 2004 by Ps.1.3 and overstated by Ps.0.6 million in 2005. We recorded a Ps.5.1 million decrease in our capitalized interest as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(4)	We were not adjusting our expenses for increasing-debt rate as required by U.S. generally accepted accounting principles to the interest method. As a result of this error, our interest expense was understated by Ps.3.6 million in 2004 and by Ps.8.0 million in 2005. We recorded a Ps.11.6 million increase in our liability for interest payable as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements (see k below for reversal in 2006).

(5)	We were not recognizing compensation cost expense as required by U.S. generally accepted accounting principles. As a result of this error, our compensation expense was understated by Ps.0.6 million in 2004 and by Ps.2.8 million in 2005. We recorded a Ps.3.4 million increase in our additional-paid in capital for stock-

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

option plans as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(6)	We were not recognizing the effect in income generated by embedded derivatives as required by U.S. generally accepted accounting principles. As a result of this error in both GAAPs in 2005, our income was understated by Ps.7.0 million. We recorded a Ps.7.0 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements. This balance does not represent a difference between GAAPs, however for Mexican GAAP purposes this effect was immaterial for being adjusted (see k for reversal in 2006).

(7)	We were incorrectly presenting the accumulated amortization related to debt restructuring and installation costs not charged to customers. As a result of both reclassification errors, our income was understated by Ps.8.1 million in 2004 and by Ps.1.5 million in 2005 (amounts presented net). We recorded a Ps.9.6 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(8)	We were incorrectly recognizing the effect in income generated by the amortization installation revenues and costs. As a result of this error, our income was understated by Ps.11.2 million in 2005. We recorded a Ps.11.2 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(9)	We incorrectly recorded minor entries representing preoperating expenses, leasehold improvements and revenue recognition. As a result of these errors, our expense was overstated by Ps.1.7 million in 2004 and understated by Ps.3.8 million in 2005. We recorded a Ps.2.1 million increase in our liabilities for these concepts as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(10)	No deferred taxes were calculated in the application of the SAB 108 as those balances would represent a deferred tax asset for the net balance to be adjusted on January 1, 2006, that is not deemed recoverable and should be fully reserved for accounting purposes.

(11)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements

(12)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.

k. Reversal of SAB 108 -

Below are disclosed entries adjusted for SAB 108 and their effect on the current fiscal year:

	December 31,
	2006

Preoperating expenses	Ps.	(1,615)
Increasing debt rate(1)		11,568
Embedded derivatives(2)		(7,028)

	Ps.	2,925

(1)	These notes were called in advance during 2006 and thus, outstanding payable balances under U.S. GAAP were therefore eliminated.

(2)	In 2006, the Company started recognizing embedded derivatives in local books, therefore reconciling item should be reversed accordingly.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

II.	Significant Disclosures

a. Earnings per share -

As a result of acquisition of Grupo Telerenunion, our capital structure initially consisted of 482,334,778, common stock outstanding. Earnings per share for the prior period ended December 31, 2005 and the year ended December 31, 2004 reflect our initial post-Acquisition capital structure on a consistent basis see note 16. Basic earnings per share have been computed based upon the weighted average number of common shares outstanding. Dilutive earnings per share have been computed based upon the weighted average number of common shares outstanding plus the effect of all potentially dilutive common stock equivalents. For years 2006 and 2005, stock options and warrants were out of the money and therefore, not included in the calculation due to their antidilutive effect.

The following table sets forth the computation of basic and diluted earnings per share (in thousands of pesos and number of shares):

	Years Ended December 31,
	2006		2005		2004

Basic and diluted earnings per share:
Net income	Ps.	12,009	Ps.	178,890	Ps.	1,271,426
Denominator:
Weighted average shares used in basic computation		442,928		403,521		293,032
Add: dilutive impact of stock options and warrants		24,700		—		—
Weighted average shares used in basic computation		467,628		403,521		293,032
Earnings per share, basic		0.03		0.44		4.34
Earnings per share, diluted		0.03		0.44		4.34

b. Registration payment arrangement -

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before September 30, 2007, the annual interest rate borne by the notes will be increased by 0.50% per annum. This increase in the interest rate will end upon the earlier of (i) completion of the exchange offer, (ii) the effectiveness of the shelf registration or (iii) the notes being freely tradable under the Securities Act.

c. Restrictive Covenants -

The terms of the old notes and the new notes, impose significant operating and financial restrictions to the Company. These restrictions affect, and in many respects significantly limit or prohibit, its ability to, among other things:

•	borrow money;

•	pay dividends on our capital stock;

•	purchase stock or repay subordinated indebtness;

•	sell assets; and

•	consolidate or merge into other companies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. Deferred income taxes -

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

Significant components of deferred income taxes under U.S. GAAP are as follows:

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
	Balances		Balances		Total

December 31, 2006
Deferred assets:
Bad debt allowance	Ps.	25,024		—	Ps.	25,024
Asset tax payments		34,573		—		34,573
Tax loss carryforwards		188,406		—		188,406
Accruals		64,086		—		64,086
Installation revenues		—		18,141		18,141
Installation costs not charged to customers		—		141,149		141,149

Deferred tax assets		312,089		159,290		471,379

Deferred liabilities:
Prepaid expenses		(16,205)		—		(16,205)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(232,796)		5,422		(227,374)
Deferred tax liabilities		(249,001)		5,422		(243,579)

Net deferred income tax asset before valuation allowance		63,088		164,712		227,800
Valuation allowance		(148,571)		(164,712)		(313,283)

	Ps.	(85,483)	Ps.	—	Ps.	(85,483)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
	Balances		Balances		Total

December 31, 2005
Deferred assets:
Bad debt allowance	Ps.	25,124		—	Ps.	25,124
Asset tax payments		34,573		—		34,573
Tax loss carryforwards		99,816		—		99,816
Accruals		73,262				73,262
Installation revenues		—		18,373		18,373
Installation costs not charged to customers		—		83,603		83,603

Deferred tax assets		232,775		101,976		334,751

Deferred liabilities:
Prepaid expenses		(31,117)		—		(31,117)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(225,224)		20,015		(205,209)
Deferred tax liabilities		(256,341)		20,015		(236,326)

Net deferred income tax asset before valuation allowance		(23,566)		121,991		98,425
Valuation allowance		(4,042)		(121,991)		(126,033)

	Ps.	(27,608)	Ps.	—	Ps.	(27,608)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

III. Additional Disclosures

a. Cash flow information -

Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2006, 2005 and 2004, includes the effect of inflation in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

	Year Ended December 31,
	2006		2005		2004

Operating activities:
Net income (loss) under U.S. GAAP		12,009		178,890		1,271,426
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization		161,644		252,442		347,885
Gain on restructuring of debt		—		—		(1,402,565)
Fixed asset write-offs		—		11,944		—
Allowance for doubtful accounts		35,232		29,785		36,985
Monetary gain		(20,724)		(22,985)		(118,481)
Allowance for inventory of obsolescence		—		318		1,124
Deferred Income Tax		57,875		27,024		—
Employee benefits		4,474		—		—
Stock option plan		15,403		—		—
Loss on sale of fixed assets		1,319		—		—
Other		(964)		—		—
Foreign currency exchange (gain) loss		(87,492)		(18,876)		106,373

		178,776		458,542		242,747
Changes in operating assets and liabilities:
Accounts receivable		(309,912)		(103,094)		(3,902)
Inventory		(18,466)		(4,184)		6,553
Prepaid expenses		13,754		(13,441)		(14,302)
Accrued interest		—		—		787
Accrued expenses and other accounts payable		24,351		149,760		(80,578)

Cash flow (used in) provided by operating activities		(111,497)		487,583		151,305
Financing activities:
Restricted cash		(14,629)		11,626		(19,609)
Capital increase — Net of equity issuance cost		344,402		—		—
Bank financing and debt payments		(449,005)		135,267		169,798
Senior notes issued — Net of debt issuance cost		1,590,455		—		—

Cash flow provided by financing activities		1,471,223		146,893		150,189

Investing activities:
Acquisition of fixed assets		(744,777)		(396,017)		(257,581)
Proceeds on sale of fixed assets		4,268		—		—
Purchase of Telereunion, net of cash acquired		(97,508)		—		—
Acquisition of intangible assets		(34,088)		(57,390)		—

Cash flow used in investing activities		(872,105)		(453,407)		(257,581)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents		(7,592)		(13,300)		(26,408)
Net increase (decrease) increase in cash and cash equivalents		480,029		167,769		17,505

Cash and cash equivalents at beginning of the year		232,479		64,710		47,205

Cash and cash equivalents at end of the year		712,508		232,479		64,710

Interest paid	Ps.	134,654	Ps.	72,831	Ps.	24,982

Taxes paid	Ps.	1,345	Ps.	525	Ps.	14,084

Supplemental disclosures of non-cash investing and financing activities:
Reduction of notes payable from troubled debt restructuring	Ps.	—	Ps.	—	Ps.	1,534,150

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Operating income -

Mexican GAAP allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating.

Under U.S. GAAP, such items are considered part of operating income.

c. New U.S. GAAP accounting pronouncements -

SFAS No. 155, “Accounting for certain hybrid financial instruments-and amendment of FASB Statements Nos. 133 and 140” was issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have any impact on the Company’s current financial condition or results of operations. The adoption of SFAS No. 155 is not expected to have any impact on the Company’s current financial condition or results of operations.

SFAS No. 156, “Accounting for servicing of financial assets-an amendment of FASB Statement No. 140” was issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The adoption of SFAS No. 156 is not expected to have any impact on the Company’s current financial condition or results of operations.

SFAS No. 157 “Fair Value Measurements” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. The adoption of SFAS No. 157 is not expected to have any impact on the Company’s current financial condition or results of operations.

SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” an amendment of FASB Statements No. 87, 88, 106, and 132(R) was published by FASB in September 2006. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement amends Statement 87, FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement 106, and FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and other related accounting literature. Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.

The required date of adoption of the recognition and disclosure provisions of this Statement an employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. The adoption of SFAS No. 158 is not expected to have any impact on the Company’s current financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, “ which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company beginning in the 2008 first quarter. The adoption of SFAS No. 159 is not expected to have any impact on the Company’s current financial condition or results of operations.

On July 13, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 will be applicable to us on January 1, 2007. The adoption of FIN 48 is not expected to have any impact on the Company’s current financial condition or results of operations.

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have any impact on the Company’s current financial condition or results of operations.

m. Subsidiary Guarantor Information

On December 20, 2006, the Company issued $150 million of senior notes (“Senior Notes”) in an international offering of debt. The Senior Notes are joint and severally guaranteed on a senior unsubordinated, unsecured, full and unconditional basis and are expected to be registered in a exchange offer on or before September 30, 2007, pursuant to a guarantee by the Company’s subsidiaries Corporativo en Telecomunciaciones, S.A. de C.V., Maxcom Servicios Adminsitrativos, S.A.de C.V., Outsourcing Operadoradora de Personal , S.A. de C.V., Tecnicos Especializados en Telecomunicaciones , S.A. de C.V, Maxcom TV, S.A. de C.V. and Maxcom, USA, Inc.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

																	NON-GUARANTOR SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		Corporativo		Servicios		OOP		MSF		USA		TV		TET		Telereunión		USA		Telscape		Elimination		Consolidated

Balance sheet as of December 31, 2006:
Cash and cash equivalents and Current restricted cash	Ps.	723,685		900		1,083		31		3,323						10		4,723		1,365				—		735,120
Accounts receivable — net		423,503		29,008		212,474		43,797		161,664		110		50		649		55,307		12,368		2,081		(473,332)		467,677
Inventory — net		34,493																								34,493
Prepaid expenses		62,078		254		952		10										49		15						63,358
Investment in subsidiaries		295,461				1,606																		(297,067)		—
Frequency rights — net		85,172																								85,172
Telephone network system and Equipment net		2,810,128																201,997		10,468		20,223				3,042,816
Preoperating expenses — net		94,777																								94,777
Intangible assets — net		322,371																								322,371
Obligations				1,542		12,980																				14,522
Deposits		356		377		7				4,286								715		14						5,757
Deferred taxes						2,306																				2,306
Other assets		14,022																		(16)						14,006

Total assets	Ps.	4,866,046	Ps.	32,081	Ps.	231,408	Ps.	43,838	Ps.	169,273	Ps.	110	Ps.	50	Ps.	659	Ps.	262,791	Ps.	24,214	Ps.	22,304	Ps.	(1,048,609)	Ps.	4,882,375

Total liabilities	Ps.	2,671,620	Ps.	33,094	Ps.	228,887	Ps.	42,301	Ps.	11,545	Ps.	—	Ps.	—	Ps.	590	Ps.	175,593	Ps.	11,729	Ps.	—	Ps.	487,410	Ps.	2,687,949

Shareholders’ Equity:
Capital Stock and Additional Paid-In Capital		3,450,859		90		64		53		165,284		122		53		52		677,754		12,572		94,327		(950,371)		3,450,859
Accumulated deficit		(1,256,433)		(1,103)		2,457		1,484		(7,554)		(12)		(3)		17		(590,556)		(86)		(72,023)		667,379		(1,256,433)

Total shareholders’ equity		2,194,425		(1,013)		2,521		1,537		157,730		110		50		69		87,198		12,486		22,304		(282,992)		2,194,426

Total liabilities and Shareholders — equity	Ps.	4,866,046	Ps.	32,081	Ps.	231,408	Ps.	43,838	Ps.	169,275	Ps.	110	Ps.	50	Ps.	659	Ps.	262,791	Ps.	24,219	Ps.	22,304	Ps.	(1,048,609)	Ps.	4,882,375

Total shareholders’ equity under Mexican GAAP	Ps.	2,194,426	Ps.	(1,013)	Ps.	(2,521)	Ps.	1,537	Ps.	157,730	Ps.	110	Ps.	50	Ps.	69	Ps.	87,198	Ps.	12,486	Ps.	22,304	Ps.	(282,991)	Ps.	2,194,426

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

									NON-GUARANTOR SUBSIDIARIES
							Maxcom	Maxcom		Sierra
	Maxcom	Servicios	Corporativo	OOP	TET	MSF	USA	TV	Telereunión	USA	Telscape	Elimination	Consolidated

Preoperating expenses	(377,751)												(377,751)
Amortization of preoperating expenses	282,974												282,974
Capitalization of interest	117,477												117,477
Amortization of capitalized interest	(38,986)												(38,986)
Amortization of frequency rights
Installation revenues	(64,790)												(64,790)
Installation costs	(504,106)												(504,106)
Debt restructuring
Capitalized internal compensation cost	(2,202)												(2,202)
Retirement obligation	(875)												(875)
SAB 108 initial effect	6,779												6,779
SAB effects fo the year	2,925												2,925
Total shareholders’ equity under US. GAAP	1,615,871												1,615,871

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

																	NON-GUARANTOR SUBSIDIARIES
													Maxcom		Maxcom				Sierra
	Maxcom		Corporativo		Servicios		OOP		TET		MSF		USA		TV		Telereunión		USA		Telscape		Elimination		Consolidated

Statements of Operations for the year ended December 31, 2006:
Revenues	Ps.	1,654,168	Ps.	43,532	Ps.	326,039	Ps.	60,827	Ps.	874							Ps.	85,109	Ps.	13,658			Ps.	(505,584)	Ps.	1,678,593
Operating cost and expenses		(1,528,448)		(42,283)		(322,874)		(59,188)		(854)		4,294						(69,199)		(14,615)				505,584		(1,527,530)
Integral (cost) income of financing		(118,105)		11		(96)		(110)		(3)		4,202		(4)		(2)		10,108		769		(69)				(103,299)
Other income (expenses)		(35,792)		(295)		1,745		(49)				(13,244)						1		28				(28,365)		(75,971)

Net (loss) income	Ps.	(28,207)	Ps.	965	Ps.	4,871	Ps.	1,480	Ps.	17	Ps.	(4,748)	Ps.	(4)	Ps.	(2)	Ps.	26,018	Ps.	(163)	Ps.	(69)	Ps.	(28,365)	Ps.	(28,207)

Net (loss) income for the year under Mexican GAAP	Ps.	(28,207)	Ps.	965	Ps.	4,871	Ps.	1,480	Ps.	17	Ps.	(4,748)	Ps.	(4)	Ps.	(2)	Ps.	26,018	Ps.	(163)	Ps.	(69)	Ps.	(28,365)	Ps.	(28,207)

Preoperating expenses
Amortization of preoperating expenses		30,870																								30,870
Capitalization of interest		48,136																								48,136
Amortization of capitalized Interest		(26,153)																								(26,153)
Installation revenues		827																								827
Installation costs		(205,521)																								(205,521)
Debt restructuring		189,869																								189,869
Capitalized internal compensation cost		138																								138
Retirement obligations		(875)																								(875)
Reversal of SAB 108		2,925																								2,925
Net loss (income) for the year Under U.S. GAAP	Ps.	12,009																							Ps.	12,009

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

																	NON-GUARANTOR SUBSIDIARIES
											Servicios		Maxcom		Maxcom				Sierra
	Maxcom		Servicios		Corporativo		OOP		TET		Financieros		USA		TV		Telereunión		USA		Telscape		Elimination		Consolidated

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2006:
Net (loss) income the year under U.S. GAAP	Ps.	12,009	Ps.	4,871	Ps.	965	Ps.	1,480	Ps.	17	Ps.	(4,748)	Ps.	(4)	Ps.	(2)	Ps.	26,018	Ps.	(163)	Ps.	(69)	Ps.	(28,365)	Ps.	12,009
Depreciation and amortization		153,513		—		—		—		—		—		—		—		—		—		—		8,131		161,644
Other adjustments to reconcile net income to cash provided by operating activities		(40,807)		—		—		—		—		—		—		—		—		—		—		45,930		5,123

Net change in working capital		(83,879)		—		—		—		—		—		—				—		—		—		(206,394)		(290,273)

Resources (used in) provided by Operating activities		40,836		4,871		965		1,480		17		(4,748)		(4)		(2)		26,018		(163)		(69)		(180,698)		(111,497)

Resources used in financing activities		1,273,479		—		—		—		—		—		—		—		—		—		—		197,744		1,471,223

Resources (used in) provided by investing activities		(830,524)		—		—		—		—		—		—		—		—		—		—		(41,581)		(872,105)

Effect of inflation on cash and cash equivalents		(7,286)		—		—		—		—		—		—		—		—		—		—		(306)		(7,592)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		476,505		4,871		965		1,480		17		(4,748)		(4)		(2)		26,018		(163)		(69)		(24,841)		480,029
Beginning balances		224,568		—		—		—		—		—		—		—		—		—		—		7,911		232,479

Ending balances	Ps.	701,073	Ps.	4,871	Ps.	965	Ps.	1,480	Ps.	17	Ps.	(4,748)	Ps.	(4)	Ps.	(2)	Ps.	26,018	Ps.	(163)	Ps.	(69)	Ps.	(16,930)	Ps.	712,508

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Balance sheet as of December 31, 2005:
Cash and cash equivalents and Current restricted cash	Ps.	224,568		681		492		85		6,653		—		232,479
Accounts receivable — net		149,910		147		12,927		2,355		201,747		(141,905)		225,181
Inventory — net		16,027												16,027
Prepaid expenses		78,840		417		634		7		6,736		(6,738)		79,896
Restricted cash long term		7,983												7,983
Investment in subsidiaries		214,840				57						(214,897)		—
Frequency rights — net		89,592												89,592
Telephone network system and Equipment net		2,167,216												2,167,216
Preoperating expenses — net		127,262												127,262
Retirement Obligations				1,652		13,745								15,397
Intangible assets — net		315,830												315,830
Other assets		6,195		186		2,160				4,539		(2,153)		10,927

Total assets	Ps.	3,398,263	Ps.	3,083	Ps.	30,015	Ps.	2,447	Ps.	219,675	Ps.	(365,693)	Ps.	3,287,790

Total liabilities	Ps.	1,542,112	Ps.	5,059	Ps.	32,367	Ps.	2,390	Ps.	624	Ps.	(150,913)	Ps.	1,431,639

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital		3,084,378		93		63		53		221,857		(222,066)		3,084,378
Accumulated deficit		(1,228,227)		(2,069)		(2,415)		4		(2,806)		7,286		(1,228,227)

Total shareholders’ equity		1,856,151		(1,976)		(2,352)		57		219,051		(214,780)		1,856,151

Total liabilities and Shareholders — equity	Ps.	3,398,263	Ps.	3,083	Ps.	30,015	Ps.	2,447	Ps.	219,675	Ps.	(365,693)	Ps.	3,287,789

Total shareholders’ equity under Mexican GAAP	Ps.	1,856,151	Ps.	(1,976)	Ps.	(2,352)	Ps.	57	Ps.	219,051	Ps.	(214,780)	Ps.	1,856,151

					Servicios
	Maxcom	Corporativo	Servicios	OOP	Financieros	Elimination	Consolidated

Preoperating expenses	(377,751)						(377,751)
Amortization of preoperating expenses	252,104						252,104
Capitalization of interest	69,341						69,341
Amortization of capitalized interest	(12,833)						(12,833)
Installation revenues	(65,617)						(65,617)
Installation costs	(298,585)						(298,585)
Debt restructuring	(189,869)						(189,869)
Capitalized internal compensation cost	(2,340)						(2,340)
Total shareholders’ equity under US. GAAP	1,230,601	(1,976)	(2,352)	57	219,051	(214,780)	1,230,601

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Statements of Operations for the year ended December 31, 2005:
Revenues	Ps.	1,196,999	Ps.	39,702	Ps.	281,938					Ps.	(321,534)	Ps.	1,197,105
Operating cost and expenses		(1,179,295)		(39,618)		(282,044)		24		(222)		321,534		(1,179,621)
Integral (cost) income of financing		(54,357)		(2)		18		(40)		(2,908)				(57,289)
Other income (expenses)		(37,473)		(240)		1,896		20		324		1,152		(34,327)

Net (loss) income	Ps.	(74,126)	Ps.	(158)	Ps.	1,808	Ps.	4	Ps.	(2,806)	Ps.	1,152	Ps.	(74,126)

Net (loss) income for the year under Mexican GAAP	Ps.	(74,126)	Ps.	(158)	Ps.	1,808	Ps.	4	Ps.	(2,806)	Ps.	1,152	Ps.	(74,126)

Amortization of preoperating expenses		37,773												37,773
Capitalization of interest		(1,167)												(1,167)
Amortization of capitalized Interest		2,699												2,699
Amortization of frequency rights Installation revenues		3,126												3,126
Installation costs		(66,898)												(66,898)
Debt restructuring		50,587												50,588
Capitalized internal compensation cost		138												138
Spin-off and sale of subsidiary		226,758												226,758

Net loss (income)
For the year Under U.S. GAAP	Ps.	178,890	Ps.	(158)	Ps.	1,808	Ps.	4	Ps.	(2,806)	Ps.	1,152	Ps.	178,890

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

									Servicios
	Maxcom		Corporativo		Servicios		OOP		Financieros		Elimination		Consolidated

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2005:
Net (loss) income	Ps.	178,890	Ps.	(158)	Ps.	1,808	Ps.	4	Ps.	(2,806)	Ps.	1,152	Ps.	178,890
Depreciation and amortization		252,442												252,442
Other adjustments to reconcile net income to cash provided by operating activities		27,210												27,210

Net change in working capital		29,041		(158)		1,808		4		(2,806)		1,152		458,542

Resources (used in) provided by Operating activities		697,917		420		(192)		85		6,653		(217,309)		487,573

Resources used in financing activities		146,893												146,893

Resources (used in) provided by investing activities		676,949										217,309		(459,640)

Effect of inflation on cash and cash equivalents		(7,057)												(7,057)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		160,803		420		(192)		85		6,653				167,769
Beginning balances		63,764		260		685								64,710

Ending balances	Ps.	224,568	Ps.	680	Ps.	493	Ps.	85	Ps.	6,653	Ps.	—	Ps.	232,479

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2004:
Cash and cash equivalents	Ps.	63,764	Ps.	260	Ps.	685	Ps.		Ps.	64,709
Current restricted cash		5,973								5,973
Accounts receivable — net		158,491		251		15,387		(13,964)		160,165
Inventory — net		12,162								12,162
Prepaid expenses		71,316		204		480				72,000
Restricted cash long term		13,636								13,636
Frequency rights — net		101,368								101,368
Telephone network system and equipment — net		1,856,137								1,856,137
Preoperating expenses — net		165,036								165,036
Intangible assets — net		393,663								393,665
Other assets		22,307		180						22,485

Total assets	Ps.	2,863,853	Ps.	895	Ps.	16,552	Ps.	(13,964)	Ps.	2,867,336

Total liabilities	Ps.	1,160,336	Ps.	2,712	Ps.	20,712	Ps.	(19,941)	Ps.	1,163,818

Shareholders’ Equity:
Capital stock and additional paid-in-capital		3,534,119		93		63		(156)		3,534,119
Accumulated deficit		(1,830,601)		(1,909)		(4,224)		6,133		(1,830,601)

Total shareholders’ equity		1,703,518		(1,817)		(4,160)		5,977		1,703,518

Total liabilities and shareholders’ equity	Ps.	2,863,853	Ps.	896	Ps.	16,551	Ps.	(13,964)	Ps.	2,867,336

Total shareholders’ equity under Mexican GAAP	Ps.	1,703,518	Ps.	(1,817)	Ps.	(4,160)	Ps.	5,977	Ps.	1,703,518
Preoperating expenses		(377,751)								(377,751)
Amortization of preoperating expenses		214,331								214,331
Capitalization of interest		70,508								70,508
Amortization of capitalized interest		(15,532)								(15,532)
Installation revenues		(68,743)								(68,743)
Installation costs		(231,686)								(231,686)
Debt restructuring		(240,456)								(240,456)
Capitalized internal compensation cost		(2,478)								(2,478)

Total shareholders’ equity under US GAAP	Ps.	1,051,711	Ps.	(1,817)	Ps.	(4,160)	Ps.	5,977	Ps.	1,051,711

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Statements of Operations for the year ended December 31, 2004:
Revenues	Ps.	933,512	Ps.	32,288	Ps.	244,749	Ps.	(277,037)	Ps.	933,513
Operating cost and expenses		(1,093,609)		(31,431)		(244,058)		277,037		(1,092,062)
Integral (cost) income of financing		50,639		(45)		245		—		50,838
Other income (expenses)		(29,249)		(666)		(415)		(666)		(30,996)

Net (loss) income	Ps.	(138,707)	Ps.	146	Ps.	520	Ps.	(666)	Ps.	(138,707)

Net (loss) income for the year Under Mexican GAAP	Ps.	(138,708)	Ps.	146	Ps.	520	Ps.	(666)	Ps.	(138,707)
Amortization of preoperating expenses		38,100		—		—		—		38,100
Capitalization of interest		(810)		—		—		—		(810)
Amortization of capitalized interest		1,854		—		—		—		1,854
Installation revenues		(21,070)		—		—		—		(21,070)
Installation costs		(68,438)		—		—		—		(68,438)
Debt restructuring		1,460,360		—		—		—		1,460,360
Bonus Capitalization		138		—		—		—		138

Net income (loss) for the year under U.S. GAAP	Ps.	1,271,426	Ps.	146	Ps.	520	Ps.	(666)	Ps.	1,271,426

Statement of Changes in Financial Position for the Year Ended December 31, 2004:
Net (loss) income	Ps.	(138,707)	Ps.	146	Ps.	520	Ps.	(666)	Ps.	(138,707)
Depreciation and amortization		360,071								360,071

Net change in working capital		221,364		146		520		(666)		221,364

Resources provided by operating activities		287,157		153		685		—		287,994

Financing activities:
Issuance of capital stock		620,100		—		—		—		620,100
Additional paid in capital		930,130		—		—		—		930,130
Proceeds from loans and notes payable		(1,450,893)		—		—		—		(1,450,894)

Resources used in financing activities		99,357		—		—		—		99,337

Investing activities:
Telephone network systems and equipment		(369,397)		—		—		—		(369,397)
Intangible assets		(34,700)		—		—		—		(34,700)
Other assets		9,352		8		—		—		9,361

Resources (used in) provided by investing activities		(394,745)		8		—		—		(394,745)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		16,659		161		685		—		17,505
Beginning balances		47,105		100						47,205
Ending balances	Ps.	63,764	Ps.	260	Ps.	685	Ps.	—	Ps.	64,790

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o. Valuation and Qualifying Accounts -

(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2006)

		Balance at		Charged to
		Beginning of		Cost and				Balance at End
		Period		Expenses		Deductions		of Period

Allowance for doubtful accounts	2006	Ps.	71.6	Ps.	37.8	Ps.	(39.7)	Ps.	69.7
	2005	Ps.	67.8	Ps.	25.4	Ps.	(21.7)	Ps.	71.5
	2004	Ps.	70.4	Ps.	37.9	Ps.	(40.5)	Ps.	67.8
Allowance for obsolete and slow- moving supply inventories	2006	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
	2005	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
	2004	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
Allowance for obsolete and slow- moving network inventories	2006	Ps.	9.8	Ps.	—	Ps.	(0.1)	Ps.	9.7
	2005	Ps.	9.7	Ps.	—	Ps.	0.1	Ps.	9.8
	2004	Ps.	10.8	Ps.	—	Ps.	(1.1)	Ps.	9.7
Allowance for lease penalty	2006	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	2005	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—

ITEM 19.	EXHIBITS

1.1	Amended and Restated By-laws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V.
2.1	Indenture, dated March 17, 2000, among Maxcom Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee.	**
2.2	Indenture, dated April 29, 2002, among Maxcom Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and The Bank of New York, as Trustee.	*
2.3	Second Supplemental Indenture, dated April 29, 2002, among Maxcom Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and The Bank of New York, as Trustee.	*
2.4	Amended and Restated Indenture, dated October 8, 2004, among Maxcom Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and The Bank of New York, as Trustee.	******
2.5	Indenture, dated October 8, 2004, among Maxcom Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc. and The Bank of New York, as Trustee.	******
2.6	Senior Note Indenture, dated December 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Técnicos Especializados en Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Maxcom USA, Inc. and Deutsche Bank Trust Company Americas.
2.7	Third Amended and Restated Securityholders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders.
3.1	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, acting as trustee.	*
4.1	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V.	**
4.2	Interconnection Agreement for long-distance services, dated January 22, 1999, between Amaritel and Teléfonos de Mexico (Telmex) valid for a period of two years between February 1, 1999 and January 1, 2001. The agreement establishes that it would remain in effect after the expiration date if no further agreement for its termination or renewal has been entered into, in accordance with article 42 of the Mexican Telecommunications law.	**
4.3	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V.	**
4.4	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de Mexico, S.A. de C.V., originally entered into on November 24, 1998.	**
4.5	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V. (including amendment dated December 21, 2000).	***
4.6	Telecommunications Service Agreement, dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V.	**
4.7	Telecommunications Service Agreement, dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., according to which Bestel will provide long-distance and private calls services to Maxcom.	**
4.8	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996.	**

4.9	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico.	**
4.10	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities.	**
4.11	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico.	**
4.12	Concession for a public telecommunications network in telecommunications regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**
4.13	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**
4.14	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998.	**
4.15	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998.	**
4.16	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**
4.17	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998.	**
4.18	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services.	**
4.19	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions.	**
4.20	Warrant Agreement, dated March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, acting as warrant agent.	***
4.21	Dark fiber optic purchase agreement, dated August 13, 2002, between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V.	****
4.22	Transactional Lease Termination Agreement, dated May 20, 2003, among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al.	****
4.23	Capacity sale agreement, dated , October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V.	*****
4.24	Credit Agreement, dated April 28, 2004, by and among Banco Santander Mexicano, S.A. Institución de Banca Mútiple Grupo Financiero Santander Serfin, as Lender, and Maxcom, as Borrower.	*******
4.25	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as Lender, and Maxcom, as Borrower.	*******
4.26	Amendment, dated August 5, 2004, to Exhibit “B” of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999 between Maxcom and Telefonos de Mexico, S.A. de C.V.	*******

4.27	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, and Maxcom, as Borrower	†
4.28	Credit Agreement, dated October 25, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as Lender, Maxcom, as Borrower and Maxcom SF, S.A. de C.V. as joint and several obligor and amendment dated December 13, 2005	†
4.29	Credit Agreement, dated October 21, 2005, by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lender and Maxcom, as Borrower	†
4.30	Irrevocable Trust Agreement, dated November 21, 2005, by and among Maxcom, as Settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustee	†
4.31	Maxcom Shareholders Meeting, dated August 31, 2005, approving the spin-off	†
4.32	Stock Purchase Agreement, dated November 22, 2005, by and among Maxcom and Maxcom SF, S.A. de C.V., as Sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V. , as Buyers.	†
4.33	Supply and Installation Agreement of Video Through DSL (IPTV) System, dated December 15, 2006, by and among Maxcom Telecomunicaciones, S.A. de C.V., Alcatel Bell N.V. and Alcatel México, S.A. de C.V.
11.1	Maxcom’s Code of Ethics adopted March 2006.	†
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.1	Computation of earnings per share.
99.2	Computation of ratio of earnings to fixed charges.

*	Previously filed with annual report on Form 20-F, submitted to the SEC on July 1, 2002.

**	Previously filed with Registration Statement on Form F-4 NO. 333-11910 submitted on May 5, 2000.

***	Previously filed with annual report on Form 20-F, as amended, submitted on June 29, 2001 and on September 28, 2001.

****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2003.

*****	Previously filed with annual report on Form 20-F, submitted to the SEC on June 29, 2004.

******	Previously filed with annual report on form 20-F, submitted to he SEC on June 30, 2005.

†	Previously filed with annual report on Form 20-F, submitted to the SEC on June 30, 2006.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.
Band	A range of frequencies between two defined limits.
Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).
Capacity	Refers to the ability to transmit voice or data over telecommunications networks.
Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.
Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.
Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.
COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.
Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.
DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.
E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.
Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier eneration fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.
Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.
FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.
Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.
Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.
ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.
Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.
Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.
LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.
Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.
Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).
Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.
PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.
Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.
Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.
POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.
Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.
Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.
VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.
VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.
Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.
xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

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

DATE: June 22, 2007