Form 20-F
period 2007-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2008-06-13
CIK 1113306

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from       to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___
Commission File Number 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)
MAXCOM TELECOMMUNICATIONS, INC.
(Translation of Registrant’s name into English)
UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
American Depositary Shares (“ADSs”), each representing seven (7) Ordinary Participation
Certificates (Certificados de Participación Ordinarios) (“CPOs”), each CPO representing the economic interest in three (3) shares of Series A Common Stock, without par value
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
11% Senior Notes due 2014
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, no par value, common voting stock	789,818,829
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐       No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

i

ii

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA
     Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 2007 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.
     Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at December 31, 2007, which was Ps.10.92 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information – Selected Financial Data – Exchange Rates.”
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
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
          These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:
•	competition in local services, data, Internet and Voice over Internet Protocol services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency fluctuations and inflation in Mexico;

•	currency exchange rates, including the Mexican Peso — U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments; and

•	the risk factors discussed under “Risk Factors.”
          As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom,” mean Maxcom Telecomunicaciones, S.A.B. de C.V. and its consolidated subsidiaries. Please refer to page G-1 at the back of this Form 20-F for a glossary of telecommunications terms.
          We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director of Investor Relations. Telephone requests may be directed to 011-52-55-1163-1104.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data
          The following tables present selected consolidated financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, including the audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 and accompanying notes appearing elsewhere in this annual report. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements and the information contained under “Operating and Financial Review and Prospects” included elsewhere in this annual report.
          The consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish) or Mexican GAAP, and differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which provides for the recognition of certain effects of inflation. See note 21 to the consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the Year Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
											(unaudited)
	(Thousands of constant December 31, 2007 pesos and thousands of U.S.
	dollars(2), except per share data)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	898,495	Ps.	968,604	Ps.	1,242,104	Ps.	1,741,692	Ps.	2,345,719	U.S.$	214,809
Operating costs and expenses:
Network operating costs		(322,800)		(341,823)		(414,332)		(676,977)		(976,979)		(89,467)
Selling, general and administrative		(452,391)		(417,683)		(505,566)		(607,505)		(725,875)		(66,472)
Depreciation and amortization		(394,515)		(373,606)		(304,066)		(300,468)		(370,227)		(33,904)
Total operating costs and expenses		(1,169,706)		(1,133,112)		(1,223,964)		(1,584,950)		(2,073,081)		(189,843)
Operating (loss) income		(271,211)		(164,508)		18,140		156,742		272,638		24,966
Comprehensive cost (income) of financing:
Interest expense, net		(30,564)		(41,818)		(104,857)		(147,691)		(194,474)		(17,809)
Exchange (loss) gain, net		(203,175)		(1,567)		21,564		6,756		25,247		2,312
Gain on net monetary position		89,374		96,132		23,849		33,753		42,586		3,200
Total comprehensive cost of financing		(144,365)		52,747		(59,444)		(107,182)		(126,641)		(11,597)
Other expense, net		(177)		(884)		(6,883)		(18,777)		(12,819)		(1,174)
Tax		(15,151)		(31,277)		(28,725)		(60,050)		(96,982)		(8,881)
Net (loss) income		(430,904)		(143,922)		(76,912)		(29,267)		36,196		3,314
Earnings per share:
Basic		(1.68)		(0.49)		(0.19)		(0.07)		0.06		0.005
Diluted		(1.68)		(0.49)		(0.19)		(0.07)		0.06		0.005
U.S. GAAP
Operating (loss) income		(308,912)		(215,782)		(5,891)		(50,610)		213,925		19,590
Net (loss) income		(444,438)		1,319,220		185,616		12,459		160,999		14,743
Earnings per share(6):
Basic		(30.30)		6.55		0.67		(2.13)		0.29		0.027
Diluted		(30.30)		6.55		0.67		(2.13)		0.27		0.025
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents		48,979		67,142		241,218		739,291		2,539,535		232,558
Restricted cash		—		6,198		—		23,462		—		—
Working capital(3)		15,606		(24,469)		(126,398)		29,083		281,811		25,807
Restricted cash to long term		—		14,149		8,283		—		—		—
Frequency rights, net		112,979		105,178		92,960		88,374		80,930		7,411
Telephone network systems and equipment, net		1,804,229		1,925,911		2,248,685		3,157,197		4,188,946		383,603
Preoperating expenses, net		210,798		171,240		132,046		98,340		77,902		7,134
Intangible assets, net		458,698		408,463		327,701		334,489		208,802		19,121
Labor obligations upon retirement		—		—		15,977		15,068		17,650		1,616
Rent deposits and other assets		250,437		297,856		470,905		580,600		618,524		56,642
Total assets		2,901,726		2,971,668		3,411,377		5,065,904		8,014,100		733,892
Long-term liabilities		2,375,840		767,163		953,927		1,882,104		2,380,424		217,988
Total liabilities		2,598,756		1,204,114		1,485,455		2,788,990		2,983,261		273,192
Capital stock		2,056,740		2,700,151		2,963,206		3,327,482		5,410,251		495,444
Additional paid-in capital		1,722		966,817		237,114		253,096		888,056		81,324
Accumulated deficit		(1,755,492)		(1,899,414)		(1,274,398)		(1,303,664)		(1,267,468)		(116,068)
Total shareholders’ equity		302,970		1,767,554		1,925,922		2,276,914		5,030,839		460,700
Total number of shares		176,013,680		277,224,018		277,224,018		482,334,778		789,818,829		789,818,829
U.S. GAAP
Long-term liabilities		2,000,960		517,766		756,921		1,882,104		2,380,424		217,988
Total Shareholders equity (deficit)		(446,610)		1,091,245		1,276,860		1,676,612		4,555,341		417,156
Other Financial Data:
Mexican GAAP
Capital expenditures(4)		147,120		387,982		482,669		1,041,877		1,248,407		114,323
Ratio of earnings to fixed charges(5)		—		—		—		1.05		1.51		1.51
Resources arising from (used in) operating activities		(55,291)		298,753		322,353		87,898		303,158		27,762
Resources derived from financing activities		110,180		107,390		334,394		1,452,052		2,745,493		251,419
Resources used in investing activities		(147,120)		(387,982)		(482,669)		(1,041,877)		(1,248,407)		(114,323)
U.S. GAAP
Cash (used in) provided by operating activities		19,965		156,994		761,531		(120,905)		164,439		15,059
Cash provided by financing activities		—		155,835		103,205		1,531,744		2,916,477		267,077
Cash used in investing activities	Ps.	(76,342)	Ps.	(267,264)	Ps.	(470,451)	Ps.	(904,888)	Ps.	(1,245,081)	U.S.$	(114,018)
Ratio of earnings to fixed charges(5)		—		—		2.9		1.6		2.2		2.2

(1)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.92 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on December 31, 2007. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2007. Restatement into December 31, 2007 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2007. The inflation index used in this annual report for 2003 figures is 1.0398, for 2004 figures is 1.0519, for 2005 is 1.0333, for 2006 is 1.0405 and for 2007 is 1.0376.

(3)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable).

(4)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(5)	Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under Mexican GAAP was Ps.415.0 million in 2003, Ps. 112.1 million in 2004 and Ps.47.7 million in 2005. Under U.S. GAAP, the fixed charge coverage deficiency was Ps.429.1 million in 2003 and Ps.1,349.9 million in 2004.

(6)	As discussed further in note 21 of our consolidated financial statements, the company has revised its presentation of earnings per share computed according to U.S. GAAP from amounts reported previously to recognize the reduction of earnings available to the common shareholder in 2006 for the fair value of a stock dividend paid to the preferred shareholders in the form of the Company’s common shares, and adjust the amount of earnings available to the common shareholders for purposes of basic earnings per share as well as the weighted average number of shares of common stock included in both the basic and diluted per share computations in fiscal years 2003 through 2006 to account for the participating rights of the preferred shareholders and the application of the if-converted method in such prior periods.
EXCHANGE RATES
     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate on June 12, 2008 was Ps.10.39 per U.S.$1.00.

	Noon Buying Rate(1)
	Period End		Average(2)		High		Low
2003	Ps.	11.24	Ps.	10.85	Ps.	11.41	Ps.	10.11
2004		11.15		11.31		11.64		10.81
2005		10.63		10.87		11.41		10.41
2006		10.80		10.90		11.46		10.43
2007		10.92		10.93		11.27		10.67
November 2007		10.90		10.88		11.00		10.67
December 2007		10.92		10.85		10.92		10.80
January 2008		10.82		10.91		10.97		10.82
February 2008		10.73		10.77		10.82		10.67
March 2008		10.63		10.73		10.85		10.63
April 2008		10.51		10.51		10.60		10.44
May 2008		10.31		10.44		10.57		10.31
June 2008		10.39		10.36		10.44		10.29

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.
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
          Our business plan, including the expansion of our network and services, requires significant capital expenditures. In turn, our ability to fund these planned capital expenditures as well our operating expenses and our debt service obligations will depend on our ability to develop a significantly larger customer base and increase our operating cash flows. However, we may not succeed in attracting more customers and as a result our business may not generate sufficient operating cash flows to implement our business plan or even meet our existing debt service obligations. For example, from our incorporation in 1996 through 2003 we generated negative operating cash flows. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could inhibit the implementation of our business plan and materially harm our operating results and financial condition.
Because we have a history of losses and may continue to incur significant expenses, we cannot be certain that we will achieve profitability.
          We incurred net losses of U.S.$2.7 million (Ps.29.3 million) for the year ended December 31, 2006. Although for the year ended December 31, 2007 we had net income of US$3.3 million (Ps.36.2 million). We expect to continue to incur significant expenses in connection with the expansion of our network, we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will ever achieve profitability and, if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability within the time frame expected by our investors, the market price of our securities will be adversely affected.
We may be unable to build out our network in a timely manner or without undue cost.
          Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective buildout of our network. Factors that could affect such buildout include:
•	municipal or regional political events or local rulings;

•	our ability to obtain permits to use public rights of way;

•	our ability to generate cash flow or to obtain future financing necessary for such buildout;

•	unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our buildout;

•	delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•	regulatory and political risks relating to Mexico, such as the revocation or termination of our concessions, the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions or easing of restrictions on the repatriation of profits or on foreign investment.
          Although we believe that our cost estimates and buildout schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the buildout will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan, including the development of a significantly larger customer base, and result in revenues and net income being less than expected.
The loss of key personnel could harm our business, results of operations and financial condition.
          Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel. Between 2000 and 2004, we experienced significant turnover in our executive ranks, including in the positions of chief executive officer, chief marketing officer and chief financial officer, which adversely affected our ability to develop and execute our business strategies during such period. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel. Our business could be materially and adversely affected if, for any reason, a number of our officers including our Chief Executive Officer, René Sagastuy, our Chief Financial Officer, José Antonio Solbes, our Chief Operating and Technology Officer, Ricardo Arévalo Ruiz and our Vice President of Residential Sales, Alejandro Díaz y Díaz, or key employees do not remain with us and we were unable to promptly replace them with qualified personnel.
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
If we have to pay Telmex local interconnection fees, we may not be able to provide services at competitive rates.
          Teléfonos de México, S.A.B. de C.V., or Telmex, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1065 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.
Our inability to successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.
          Sophisticated information and processing systems are important to our existing operations and future growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies. While we have installed systems we deem necessary to conduct our operations efficiently, we intend to upgrade our accounting, information and processing systems as new and more cost efficient technology becomes available. We believe we have budgeted for the applicable expenditures and will have sufficient resources to make such investments. However, we cannot assure you that we will be able to successfully upgrade such systems as technology advances and any inability to do so could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.
Service interruptions due to natural disasters or unanticipated problems with our network infrastructure could result in customer loss.
          Natural disasters or unanticipated problems with our network infrastructure could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs are completed or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers. Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could result in the loss of customers and increased maintenance costs that would adversely impact our results of operations and financial condition.
We could be negatively affected by “by-pass” international traffic.
          Pursuant to Mexican Federal Telecommunications Commission regulations, international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government-authorized and alternative long-distance interconnection and termination rates through local service routes and/or Internet Protocol services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system. This practice is illegal under applicable law.
          Maxcom cannot confirm whether any of its high-volume customers are engaging in “by-pass” activities because it is not required to make such a determination under Mexican regulations and therefore has not implemented a system to detect such activity. Maxcom is required, however, to comply with any Mexican Federal Telecommunications Commission order to disconnect a customer deemed to be engaged in “by-pass” activities by the Mexican Federal Telecommunications Commission. In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by-pass” activities. In December 2000, some of the major Mexican long-distance carriers, including Maxcom, signed a cooperation agreement to combat “by-pass” activities. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom would be required to disconnect their service and our revenues could be negatively affected.
Our telecommunications network infrastructure has several vulnerabilities and limitations.
          Our telecommunications network is the source of all our revenues. Any problem with or limitation of our network may result in a reduction in the number of our customers or usage level by our customers, our inability to attract new customers or increased maintenance costs, all of which would have a negative impact on our revenues and net income. The development and operation of our network is subject to problems and technological risks, including:
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
Our results may be negatively impacted by high levels of churn.
          We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 1.7%. Also, a decline in the national or international economic conditions could have a negative impact in our churn rate, in particular with our residential customers. An increase in customer churn could have a material negative impact on our revenue growth and in our operating income, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:
•	customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

•	our failure to meet service levels required by our customers;

•	our failure to provide, efficiently or on competitive terms, other services demanded by our customers; and

•	promotional and pricing strategies of our competitors;
Our substantial indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our senior notes due 2014 and our ability to operate our business and implement our business plan.
          We are highly leveraged. As of March 31, 2008 and as of December 31, 2007, we had total indebtedness in the amount of Ps.2,233.1 million (U.S.$204.5 million) and Ps.2,197.2 (U.S.$201.2 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014. We will use approximately U.S.$23.1 million annually from our cash flows to service our senior notes due 2014. Our ratio of earnings to fixed charges under Mexican GAAP was 1.5 for the year ended December 31, 2007. Despite our current level of indebtedness, we may be able to incur substantial additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:
•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service payments, reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the telecommunications industry;

•	limit our ability to take advantage of opportunities for acquisitions and other business combinations;

•	place us at a competitive disadvantage compared to our less leveraged competitors;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to obtain additional financing or obtain it on commercially reasonable terms, to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.
          If we and our subsidiaries incur substantial additional indebtedness in the future, the leverage-related risks that we now face could intensify and have a material adverse effect on business, results of operation and financial condition.
The indenture governing our senior notes due 2014 contains restrictions on our ability to operate our business and to pursue our business strategies. Our failure to comply with these covenants could result in an acceleration of our indebtedness.
          The indenture governing our senior notes due 2014 contains covenants that may restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in certain transactions or business activities that may be important to our growth strategy, necessary to remain competitive or otherwise important to us. The indenture restricts, among others, our ability to:
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
          If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of March 31, 2008, was an amount equal to U.S.$ 207.8 million. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.
          The terms of the indenture governing our senior notes due 2014 restricting us and our restricted subsidiaries from incurring additional indebtedness are subject to certain exceptions and qualifications, including exceptions allowing us to incur capital lease, financing and purchase money obligations not exceeding U.S.$10 million and additional indebtedness not exceeding U.S.$10 million. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified.
Risks Relating to the Mexican Telecommunications Industry

The telecommunications industry in Mexico is increasingly competitive, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share.
          The Mexican telecommunications industry is increasingly competitive and rapidly changing. We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators. The Mexican government has been taking action to increase competition by, among other things, enacting regulations allowing certain concessionaries of media (including cable operators) and telecommunication services to provide services not included in their original concessions. In particular, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators. See “Item 4. Information on the Company – Industry Overview.” Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business.
Rate pressure could have a material adverse effect on our business, results of operation and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•	increased competition and focus by our competitors on increasing market share;

•	recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long-distance overcapacity;

•	increased participation of traditional fixed-line competitors;

•	the entrance of cable television operators into certain markets where we currently offer service; and

•	the entrance of new competitors, such as broadcasting companies or the Comisión Federal de Electricidad.
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
We could lose our concessions if we do not fully comply with their terms or if we are not able to renew our existing concessions.
          We hold concessions that enable us to provide telecommunications services. Under the terms of our concessions, we are required to meet a number of technical, buildout and financial conditions and in the past, we have failed to meet some of these conditions. We subsequently obtained a modification from the Mexican Federal Telecommunications Commission to the concessions and are now in compliance with all material aspects. However, we cannot assure you that we will not be fined for our past failure to comply with the terms of our concessions. In addition, any failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of those concessions, the imposition of fines or the loss of performance bonds that we have issued to the Mexican Ministry of Communications and Transportation. The Mexican government is not required to compensate us in the event of such termination. See “Regulation – Concessions and Permits – Termination.”

          Furthermore, all of our concessions have a specified duration and are scheduled to expire between 2016 and 2028. Mexican law provides that concessions, except for the microwave transmission concessions which will be reauctioned, may be renewed for a period equal to the duration of the original concession if certain requirements are met and at the discretion of the Mexican Ministry of Communications and Transportation. There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed or that we will successfully bid for and retain the microwave transmission concessions.
          If any of our key concessions, including our local and long distance telephony concession, were terminated or not renewed, we would be unable to engage in our business.
Fraudulent use of telecommunications networks increases our expenses.
          The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2007, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover certain maintenance fees.
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
          Pursuant to Mexican law, the public telecommunications networks are considered public domain. Holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and any other provision contained in the concession title. The Mexican Federal Telecommunications Law and other applicable laws provide, among other things, the following:
•	rights and obligations granted under the concessions to install, operate and develop public telecommunications networks may only be assigned with the prior authorization of the Mexican Ministry of Communications and Transportation;

•	neither the concession nor the rights thereunder or the related assets may be assigned, pledged, mortgaged or sold to any government or country; and

•	the Mexican government (through the Mexican Ministry of Communications and Transportation) may permanently expropriate any telecommunications concession and claim any related asset for reason of public interest or may temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.
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
          Mexican law does not prohibit a grant of a security interest in the concessions and the assets by the concessionaire to its creditors (except for security granted to a foreign government or country), provided, however, that all applicable procedural laws are followed. In the event such security interest is enforced, the assignee must comply with the Mexican Federal Telecommunications Law’s provisions related to concessionaires, including, among others, the requirement to receive the authorization of the Mexican Ministry of Communications and Transportation to be a holder of the concession.
“Long-distance Calling Party Pays” system could result in a loss of customer traffic and revenue.
          On December 18, 2006, the Mexican Federal Telecommunications Commission implemented the “Long distance Calling Party Pays” system, whereby the customer originating the domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network. Maxcom has negotiated with mobile carriers the “Long-distance Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by the Mexican Federal Telecommunications Commission. The per minute tariffs will be Ps.1.34 in 2007, Ps.1.21 in 2008, Ps.1.09 in 2009 and Ps.1.00 in 2010. Even though we have negotiated better interconnection tariffs than those proposed by the Mexican Federal Telecommunications Commission, we believe that the expense associated with the interconnection tariff could result in loss of customer traffic and revenue.
Foreign ownership restrictions may limit our ability to raise equity capital.
          Mexican law currently provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than mobile services, may be held by non- Mexicans. In addition, Mexican authorities have mandated that our shares held by the CPO trustee, which are also referred to as neutral investment shares, may not represent more than 95% of our total capital stock. Because of such restrictions, we have limited flexibility to raise equity capital from non-Mexican investors. As a result, any future sales of equity securities may require substantial participation by Mexicans, the issuance of non-voting securities to foreign investors or a modification of Mexican foreign investment laws and regulations. We cannot assure you that such a modification would be passed.
We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.
          During 2007 COFETEL issued the rules for the implementation of number portability in 2008. We cannot predict the effects of the new regulation on our networks. This uncertainty on the application of the federal telecommunications law, the convergence resolution and the number portability rules could adversely affect our business and subject us to additional legal liability or obligations.
          In addition, under the new federal telecommunications law, COFETEL must amend its operating rules. The amendment reorganizes and redistributes resources in COFETEL which could affect concession title granting, spectrum policy, broadcasting regulation and international matters, among other issues. We cannot predict how these new rules could affect our business.

          The SCT is also considering the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz, and 1710-1770/2110-2170 MHz spectrum segments, which could open the market to new concessionaires and technologies, such as WiMax, that could also compete with the services we provide. We cannot predict the outcome of any such auction.
          In addition to the foregoing, several key provisions of the Mexican Antitrust Law (Ley Federal de Competencia Económica) have also been recently revised and declared unconstitutional by our Supreme Court of Justice, thereby limiting the ability of the Mexican Antitrust Commission’s ability to obtain information for the analysis of dominant carrier status and antitrust practices.
Risks Relating to Mexico
Political conditions in Mexico may significantly affect our business, results of operations and financial condition.
          We are incorporated in Mexico and substantially all of our assets and operations are located in Mexico. As a result, we are subject to political, legal and regulatory risks specific to Mexico which can have a significant impact on our business, results of operations and financial condition.
Political situation
          The Mexican federal elections were held on July 2, 2006. The Federal Electoral Court of the Federal Judicial Power (Tribunal Federal Electoral del Poder Judicial de la Federación) determined on September 5, 2006 that Felipe de Jesús Calderón Hinojosa of the Partido Acción Nacional won the presidential elections and formally declared him to be president elect, with a very narrow margin over Andrés Manuel López Obrador of the Partido de la Revolución Democrática. Citing electoral fraud, Mr. López Obrador refused to concede the election. On December 1, 2006, Felipe Calderón officially became President of Mexico. Although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. We believe that the absence of a clear majority by a single party and the lack of alignment between the president and the legislature is likely to continue. This situation may result in government gridlock and political uncertainty, which could result in changes to existing laws and regulations relating to, among other areas, taxation, labor and the telecommunications industry. Any of these changes could have a significant impact on the telecommunications industry and harm our business.
Legal and regulatory situation
          Effective April 11, 2006, the Mexican Congress enacted amendments to the Federal Law on Radio and Television (Ley Federal de Radio y Televisión) and to the Federal Telecommunications Law. Pursuant to these amendments, which were highly controversial, the Mexican Federal Telecommunications Commission now also has the ability to regulate broadcasting (radio and television). We cannot predict how the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) or the Mexican Federal Telecommunications Commission will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations. Furthermore, the Mexican Supreme Court on August 2007 resolved that several articles of the Federal Law on Radio and Television and to the Federal Telecommunications Law are unconstitutional. Although we believe that this Supreme Court ruling does not directly affect us, we cannot predict the impact that the future interpretation and implementation by the Mexican Ministry of Communications and Transportation or the Mexican Federal Telecommunications Commission of this ruling, or the amendment by the Mexican Congress of these laws as a result of the Mexican Supreme Court ruling could have on the regulation of the telecommunications industry and on our business, results of operations and financial condition.
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
          In the past, Mexico has experienced economic crises caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions could substantially reduce the purchasing power of the Mexican population and, as a result, the demand for telecommunications services that we offer.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.
          The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the Mexican Ministry of Communications and Transportation and the Mexican Federal Telecommunications Commission, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, limit our ability to grow our operations, or otherwise adversely impact our business.
Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of our securities.
          While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. In 2003, the peso depreciated 9.0% relative to the U.S. dollar. The peso depreciated relative to the U.S. dollar 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006, and appreciated 0.1% in 2007.
          The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
Exchange rate control rules enacted in the future could make it more difficult for us to service our U.S. dollar-denominated debt, raise capital outside of Mexico and make capital expenditures.
          In the past, the Mexican government has issued exchange control rules that, although not in effect today, may be enacted in the future. If so enacted, exchange control rules could make it more difficult to service our U.S. dollar denominated debt, raise capital outside of Mexico and make capital expenditures.
The price of our securities could decrease due to events in other countries, especially the United States and emerging market countries.
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
Less information about our Company may be publicly available because we are subject to different corporate disclosure and accounting standards than U.S. companies.
          A principal objective of the securities laws of the United States and Mexico is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States and of Mexican issuers in Mexico than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.
You may suffer a U.S. dollar shortfall if you obtain a judgment against us.
          In the event you are awarded a judgment from a Mexican court enforcing our U.S. dollar-denominated obligations under our senior notes due 2014, we will have the right to discharge our obligations by paying you in pesos at the exchange rate in effect on the date of payment of such judgment. The exchange rate is currently determined by the Central Bank of Mexico (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.
If we were to be declared bankrupt, holders of our senior notes due 2014 may find it difficult to collect payment on the notes.
          Under the Mexican Bankruptcy Law (Ley de Concursos Mercantiles), if we or any of the guarantors of our senior notes due 2014 were declared bankrupt (en quiebra) by a Mexican Court, or were to become subject to reorganization proceeding (concurso mercantil), our obligations under the notes and the applicable guarantor’s obligations under the guarantee of the senior notes due 2014: (i) would be converted into pesos at the exchange rate published by the Central Bank of Mexico prevailing at the time of the declaration of reorganization proceeding and then from pesos into Unidades de Inversión, or UDIs, inflation indexed units and would not be adjusted to take into account any devaluation of the peso relative to the U.S. dollar occurring after such conversion, (ii) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (iii) would be satisfied at the time claims of all of our creditors are satisfied after the relevant proceedings have been substantially advanced, (iv) would cease to accrue interest from the date a reorganization proceeding or bankruptcy is declared and, (v) would be subject to certain statutory preferences including tax, social security and labor claims and claims of secured creditors.
High inflation rates in Mexico may decrease demand for our services while increasing our costs.
          In recent years, Mexico has experienced high levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 5.7% in 2002, 4.0% in 2003, 5.2% in 2004, 3.3% in 2005, 4.1% in 2006 and 3.8% for 2007. High inflation rates can adversely affect us as follows:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.
High interest rates in Mexico could increase our financing costs.

          Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 7.1% in 2002, 6.2% in 2003, 6.8%in 2004, 9.2% in 2005, 7.2% in 2006 and 7.2% in 2007. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.
Minority shareholders may be less able to enforce their rights against us, our directors, or our controlling shareholders in Mexico.
          Under Mexican law and our bylaws which are governed by Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the Mexican Securities Market Law (Ley del Mercado de Valores) and are not as developed as in the United States, it may be difficult for CPO holders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. Procedures for class action lawsuits do not exist under applicable Mexican law. Furthermore, if investors hold our securities through the CPO trustee, their minority rights may only be exercised through instructions of the CPO trustee. Such indirect ownership arrangement may further limit such investor’s rights. Therefore, it may be more difficult for CPO holders to enforce their rights against us, our directors, or our controlling shareholders than it would be for minority shareholders of a U.S. company.
Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.
          We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and our directors and officers’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws because Mexican courts may determine that the obligation for which enforcement is sought contravenes or goes beyond Mexican law (and public policy (órden público) thereunder).
ITEM 4. INFORMATION ON THE COMPANY
A. History and development of the Company
          Maxcom Telecomunicaciones, S.A.B. de C.V. is a limited public stock corporation company (sociedad anónima bursátil de capital variable) with indefinite life, organized under the laws of Mexico on February 28, 1996. We were originally organized under the name “Amaritel, S.A. de C.V.” We changed our legal name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999. In connection with our initial public offering, our corporate name was changed to “Maxcom Telecomunicaciones, S.A.B. de C.V.” on October 19, 2007. Our legal name is also our commercial name.
          Our principal offices are located at Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210 and our general phone number is (52) 55-5147-1111. Our website address, the contents of which are not part of, or incorporated into, this annual report, is www.maxcom.com. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.
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
          We commenced commercial operations on May 1, 1999. We are currently offering local, long-distance

Internet, Voice over Internet Protocol services, public telephony, paid TV, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Toluca and Querétaro.
          On October 24, 2007, we completed a global initial public offering of 12,296,970 American Depositary Shares (ADSs) in the United States and 16,969,697 Ordinary Participation Certificates (CPOs) in Mexico. Approximately 16% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.
          In connection with our initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. Upon completion of the reclassification, which took place prior to the closing of the initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
          The ADSs, trading under symbol “MXT” at the New York Stock Exchange (NYSE), were priced at US$17.50 per ADS. The CPOs, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (BMV), were priced at Ps$27.10. The initial public offering resulted in Maxcom received gross proceeds of approximately US$260 million.
          In 2007, 2006 and 2005, we invested Ps.1,248.4 million (U.S.$114.3 million), Ps.1,041.9 million (U.S.$95.4million) and Ps.482.7 million (U.S.$44.2 million), respectively, in capital expenditures, primarily for the buildout of our infrastructure. In 2008, we plan to invest approximately Ps.1,365.0 million (U.S.$125.0 million) in capital expenditures, mainly to continue the buildout our network. We believe that cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the twelve to eighteen months following the initial public offering, including at least the next nine months from the filing date of this annual report.
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
          Additionally, technology and service convergence is allowing bundle offers to customers and promoting alliances and synergies among concessionaires of different media and telecommunications services, manufacturers and technology developers. Last-mile connectivity capability continues to be one of the most valuable assets for telecommunication service providers in Mexico because current regulation does not permit the unbundling of the local loop, which would allow others to use this access.
Market Liberalization
          Due to its previous government-owned monopoly status, Telmex has historically dominated the Mexican telecommunications industry. Following the privatization of Telmex in 1990, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow additional market participants to compete with Telmex and its mobile service provider affiliate, Radiomóvil Dipsa, S.A. de C.V., or Telcel. In connection with the privatization of Telmex, the Mexican government amended Telmex’s nationwide concession and granted Telmex a six-year implied monopoly over local and long-distance telephony services. As a result, Telmex’s local and long-distance service monopoly was eliminated in 1996 after the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes), or SCT, enacted several regulations and competition commenced in this market shortly thereafter.
          On October 4, 2006, the federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a través de Redes Públicas Alámbricas e Inalámbricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, such as Maxcom and Telmex, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi-directional data, Internet broadband services and voice services, including Voice over Internet Protocol services. Additionally, these regulations have opened the opportunity for Telmex to request an amendment to its concessions to enable it to provide cable TV services. Several cable television network providers have requested that the Mexican Ministry of Communications and Transportation modify their concession titles to allow them to offer telephone services directly to the public. As a result, the successful implementation of our business plan may be impeded by cable operators who have substantial coverage of cities we currently serve and may offer the same services we provide at lower prices since telephony income represents incremental revenue to cable operators. We believe that we may face significant competition from new entrants providing telephony services, including cable television providers. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet. Moreover, although we have obtained the authorization to provide cable television services in most of our service areas, we are uncertain about our ability to provide these new services profitably due to the market penetration of current competitors providing similar services in such areas. In addition, the Mexican Ministry of Communications and Transportation is contemplating auctioning certain licenses to operate in the 3.6-3.7 GHz and 70 GHz spectrum frequencies in 2008, which could open the market to new concessionaries and technologies, such as WiMax, and as a result, the level of competition we face may increase.
          We are also facing the Number portability issue that Number portability will enable Mexican consumers and businesses to benefit from the added choice and convenience that number portability provides. Mandated and implemented in countries around the world, number portability allows subscribers to easily switch communications providers without the time, inconvenience and expense associated with changing phone numbers, this initiative is likely to come into effect in Mexico by the first half of 2008.
          COFETEL’s proposed rules specify that portability is currently only possible from one fixed line network to another and from one mobile network to another, but the transfer between fixed and mobile networks is still not possible.
          When a consumer decides to change to a new service provider, it is the new operator that must pay any costs involved in transferring the old number to the new service. The obligation for operators to accept number portability was written into Mexico’s general telecoms law in 1995, however, this obligation was enacted during 2007 with the publication of the final resolutions and the technical and operative specifications.
Local Telephony Market
          In connection with the privatization of Telmex, the Mexican government granted Telmex a six-year implied monopoly over local telephony services, which was eliminated in mid-1996 when the Mexican Ministry of Communications and Transportation published regulations governing the licensing of local services on a competitive basis. In order to promote competition in the local telephony market, the Mexican government auctioned several concessions beginning in 1997, including the regional concession awarded to us for wireline local telephony service which was later expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionaire, subject to the approval of the Mexican Ministry of Communications and Transportation. Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification, in specified regions of the country.
          The Mexican government also conducted auctions of the following spectrum frequencies:

•	450 MHz, 1.9 GHz (Personal Communications Services) and 3.4-3.7 GHz (fixed wireless local loop) nationwide and regional frequency bands;

•	7, 15, 23 and 38 GHz frequency bands for nationwide point-to-point microwave transmission links; and

•	10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.
          In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, in 1997 six companies won concessions in the 1.9 GHz (Personal Communications Services) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “Business Overview – Mobile Telephony Market.”
          In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephony service to build their own last-mile connectivity to reach their targeted customers.
Long-Distance Telephony Market
          In connection with the privatization of Telmex, the Mexican government granted Telmex an exclusivity period of six years for long-distance telephony services. In August 1996, the exclusivity period expired and competition commenced in January 1997. In order to promote competition among domestic and international long-distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long-distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30-year term which can be extended at the request of the concessionary, subject to the approval of the Mexican Ministry of Communications and Transportation.
Other long-distance concessionaires include, among others:
•	Axtel, S.A.B. de C.V.;

•	Alestra, S. de R.L. de C.V.;

•	Bestel, S.A. de C.V.;

•	Iusatel, S.A. de C.V.; and

•	Marcatel, S.A. de C.V.
          International liberalization trends will likely continue to impact the flow of long-distance telephone traffic to and from Mexico. In particular, demand for long-distance services may be inhibited by the increasing use of Voice over Internet Protocol (VoIP).
Mobile Telephony Market
          The Mexican mobile telephony market is divided into nine regions. The Mexican Ministry of Communications and Transportation divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band. When the first spectrum licenses were offered, Telcel (a subsidiary of Telmex at that time), was allocated the cellular B-Band concession in each region. Competition was introduced into the market with one alternative operator per each cellular concession area. Today, cellular A-Band concessions are owned by Telefónica Móviles México, S.A., which we refer to as Telefónica Móviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9. In 1998 and 1999, various nationwide Personal Communications Services licenses were granted, however some of the new licensees were unable to provide services, as was the case of Miditel. Others were acquired by existing players, as was the case of Pegaso Telecomunicaciones (acquired by Telefónica Móviles in 2002). Currently, the main mobile telephony carriers in Mexico include:
•	Telcel, S.A. de C.V. with nationwide Personal Communications Services and cellular concessions;

•	Movistar (Telefónica Móviles) with nationwide Personal Communications Services and regional cellular (regions 1 through 4) concessions;

•	Grupo Iusacell, S.A.B. de C.V. with regional cellular (regions 5 through 9) and nationwide Personal Communications Services concessions;

•	Unefón, S.A.B. de C.V., an affiliate of Grupo Iusacell, S.A.B. de C.V., with a nationwide Personal Communications Services concession; and

•	Nextel de México, S.A. de C.V. (NII Holdings, Inc.) through enhanced specialized mobile radio licenses.
          According to Pyramid Research (“Pyramid”), a well-known industry source, in 2007 mobile telephony penetration in Mexico reached 62.1% with 65.6 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 75.4% of total mobile subscribers. In 2007, total mobile revenues grew 16.7% and, according to Pyramid, revenues are expected to grow at a compound annual growth rate of approximately 8.7% between 2007 and 2011. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 89.5% of the total mobile subscriber base at the end of 2007. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.
          According to Pyramid, the number of mobile subscribers will continue to experience growth during the next five years. Mobile carriers are expected to add an average of approximately 6.9 million net subscribers each year from 2008 through 2011. Pyramid also expects that mobile operators will increase the overall subscriber base by approximately 8.7 million net additions in 2008 alone. A stronger macroeconomic climate and intense competition, namely between Telcel and Movistar, will likely drive this growth.
Our Company
          We are an integrated telecommunication services operator providing widespread voice and data services to residential and small- and medium-sized business customers in four metropolitan markets in Mexico and selected service in other markets. Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by the local telephone incumbent and other competing telecommunications providers. We provide, individually, and in bundles, a wide range of services including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony and Voice over Internet Protocol telephony. We also offer cable television and mobile voice service through resale and capacity leasing agreements with third parties.
          We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides an attractive value proposition for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 354,464 as of December 31, 2007, representing a compound annual growth rate of 23.1%. We also successfully reduced our churn level from 3.0% to 1.71% during this same period.
          We have a history of being the first provider in Mexico to introduce new services, including the first all-digital local switching network, the first commercial digital subscriber line broadband offering, the first Voice over Internet Protocol offering, the first “triple-play” offering (through a revenue-sharing agreement with cable television companies) of voice, data/Internet and video to residential customers, the first unbundled “quadruple-play” by adding mobile services to our “triple-play” offering through capacity leasing agreements with Telefónica Móviles and in August 2007, we launched paid TV services over our copper network using Internet Protocol, being the first Internet Protocol Television offering in Mexico.
          We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Querétaro and Toluca. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2007, in areas covered by our networks where we own the last mile infrastructure we have achieved penetration levels (measured by homes passed) of 34% in the city of Puebla, 30% in the city of Mexico City and 29% in the city of Querétaro. We believe our business model is replicable in other cities and we plan to expand operations in other urban markets which have favorable demographics and economic conditions.
          We reach our customers with efficient technology, using a combination of fiber optic cable, broadband-capable copper wire and microwave transmission technology. Since we began construction of our network in 1998, we have employed reliable technology, currently capable of providing a wide range of value-added services, including broadband and video. We regularly analyze technological developments and strive to incorporate the most capital efficient network technology available to satisfy our customers’ requirements. We build our telecommunications networks in each city by initially installing centralized equipment, fiber optics and then adding last-mile network infrastructure in a modular fashion, strategically targeting individual neighborhoods, business areas and new residential developments. This approach enables us to adapt our network expansion plans, rapidly increase service in a given area and reduce the time between our incurrence of capital expenditures and generation of revenues. This approach also allows us to match our locally-oriented sales efforts, which are primarily conducted by our door-to door sales force, to our network modules, or cluster builds so as to maximize the degree and speed of penetration of new areas in which we expand.
          As of March 31, 2008, our network encompasses 654 route kilometers of metropolitan fiber optic cable and over 3,533 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Querétaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
          In 2007, we invested Ps.1,248.4 million (U.S.$114.3 million) in capital expenditures, primarily for the buildout of our infrastructure. In 2008, we plan to invest Ps.1,365.0 million (U.S.$125.0 million) in capital expenditures, mainly to continue the buildout our network.
          We manage all aspects of the service offering to our customers, including installation, provisioning, network monitoring and management, proactive trouble ticket management and billing. Since we control our entire network and are not dependent on the local telephone incumbent for local loops, we are able to manage the speed of our service initiation and ensure the quality of our service offerings. We have a customer retention program that includes a customer call center open 24 hours a day, seven days a week and a dedicated customer retention team. We believe our customers place high value on, among other things, quality service, accurate billing and competitive pricing.
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
Competitive Strengths
          Our business is characterized by the following strengths:
          Wide Range of Service Offerings. We currently offer local and long-distance wireline voice and dial-up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel Internet Protocol video service in Puebla, entirely on our own network. We offer these services individually and in bundles including a “triple-play” of voice, broadband Internet and video. We also offer an unbundled “quadruple-play,” which includes mobile services, through capacity leasing agreements with Telefónica Móviles. In the cities of Toluca and Querétaro, we offer “triple-play” services through capacity leasing and revenue sharing agreements with the local cable television companies, although we expect to eventually migrate our video offering to our own network. We have a history of being the first provider in Mexico to introduce new services. In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions; in 2001, the first to offer digital subscriber line; in 2005, the first to offer Voice over Internet Protocol over hybrid fiber coaxial networks; in 2005, the first telecommunication carrier authorized to provide “triple-play” services through a joint venture with a cable operator; in 2006, the first telecommunication carrier authorized to provide “triple-play” services exclusively utilizing its own network; in January 2007, the first telecommunication carrier authorized to provide “quadruple-play” services; and in August 2007 we became the first carrier to provide Internet Protocol Television.
          History of High Penetration Rates. Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” buildouts are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2007, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 34% in the city of Puebla, 30% in the city of Mexico City and 29% in the city of Querétaro. These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have sold approximately 68% of built lines in our network clusters within 180 days after the completion of the buildout. We believe we can replicate our business model in other urban markets.
          Cost Efficient, Flexible, Reliable Technology. We deploy our network and service our customers’ needs in a cost-efficient manner. We combine optical fiber, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential. Our network uses fiber optic trunks and heavy gauge copper loops, most of which do not exceed 3 kilometers in length which provide us with the capability to deliver broadband data at speeds up to 20 Mbps. The flexibility of our network allows us to provide value-added services such as video without major outside plant upgrades. We believe our network approach allows us to reach a much broader customer universe than fiber-only networks and to provide voice and data services to residential and small business customers at lower cost than some competitors who only use wireless technology. We believe this permits us to service large and under-penetrated socioeconomic segments of the population in a profitable manner.
          Valuable Last-Mile Ownership. Current Mexican telecommunications regulations do not require the wireline incumbent (Telmex) to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to the entry of telecommunications service providers. We built our own last-mile infrastructure and own in excess of 3,533 kilometers of broadband capable copper wire that passes by approximately 659,809 homes. We are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services and we expect will enable our product offerings to evolve with future market shifts and technology trends.
          Recognized Brand Name and Customer Perception for Quality Services. Because we control the entire process of network provisioning, service initiation and service quality, we are able to ensure the quality of our service and maintain customer loyalty. We believe Maxcom has been able to achieve superior customer satisfaction. We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers.
          History of Developing Strategic Alliances. We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with cable television and mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers. For instance, we offer “tripleplay” bundles in conjunction with a cable operator Megacable in Toluca and Querétaro. We also provide unbundled wireless services as part of the “quadruple-play” through our capacity leasing agreements with mobile operator Telefónica Móviles. In addition, we pre-install communications services for new residential developments by joining forces with real estate developers. Through our technology agreements with Alcatel-Lucent, we have access to reliable technology that is compatible with our systems and equipment while assuring consistent, cost efficient and high quality service.

Strategy
          Our growth strategy includes the following components:
          Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services. We intend to continue to focus on residential customers and small- and medium-sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. Mexico’s wireline telephony, broadband and Internet access and multichannel television penetration rates are all low by international standards and we believe there is unmet demand for these services, especially among the lower and middle-low income socioeconomic classes. The lower socio-economic group, which represents approximately 50% of Mexico’s population, is growing rapidly and has low telecommunications services penetration levels with 45% in telephony, 12% in multichannel pay television and 14% in Internet access. We also focus on small- and medium-sized business customers which contributed in excess of 52% of the GDP and generated more than 72% of the employment in the country in 2002 according to the National Institute of Statistics, Geography and Informatics (Instituto Nacional de Estadística, Geografía e Informática). This group increasingly requires reliable integrated voice and data telecommunications services which Maxcom can provide with tailor-made solutions to meet their specific needs.
          Seize Wireline Opportunity Created by Highly Priced Wireless Offering. Mobile wireless penetration in Mexico is approximately 64.2%, nearly triple the penetration rate of wireline telephony, according to the Mexican Federal Telecommunications Commission. Based on an average call duration of five minutes, current per-minute pricing of prepaid wireless services (used by 92% of Mexican mobile users according to the Mexican Federal Telecommunications Commission) is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 4.7 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.
          Expand Our Network on a Disciplined Demand-Driven, Modular Basis. As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network buildout in tandem with sales and promotional efforts targeted at customers in the cluster. We also construct our network on a customer demand basis to support small- and medium sized business customers in buildings or locations other than clusters. We refer to these locations as “single sites.” The clusters, single sites and potential buildouts we identify compete internally for capital expenditure funds based on expected profitability and return on investment. In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.
          Enhance Residential Penetration Rates and Average Revenue per User through Bundling. We have offered “triple-play” voice, data and video bundled service in conjunction with cable television partners since 2005. In August 2007, we launched Mexico’s first multichannel Internet Protocol Television service over our own network in Puebla and intend to expand to the rest of our network coverage area in the short term. Our service uses broadband digital subscriber line last-mile transmission to deliver up to three simultaneous channels of digital television over a single cable with two strands of copper and will allow our users to select from over 80 channels of programming with instantaneous channel changes and an interactive programming guide. Our Internet Protocol Television services offer Video on Demand, digital video recorder equipment and WEB TV that allows our customers to have access to e-mail and other Internet-based services without the use of a personal computer. We believe that our video offerings will allow us to sell video subscriptions to non-customers already passed by our networks, increasing our overall penetration and to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer. We believe that bundled services increase the use of multiple services, enhance margins and lower churn.
          Maintain Our Service Quality Differentiation and Focus. We provide a differentiated customer experience based on high service quality and customer-focused product offerings. Key elements of our differentiation strategy include proactive marketing efforts with door-to-door personal sales and promotions, competitive pricing, fast and affordable installation and tailor made solutions for small- and medium-sized business customers. We also differentiate our services by providing accurate and timely billing, minimizing activation errors and delivering near real-time activations and disconnections. Our billing systems provide us with the ability to combine all of the services provided to our customers in a convenient single invoice.
Overview of Our Services
          Since our inception, our primary focus has been to provide affordable, high quality telecommunications services to residential customers and small- and medium-sized businesses. We offer long-distance service as a bundled service for our local telephony customers. We do not offer our long-distance service separately from our local telephony service. Since 2005, we have offered Internet Protocol Telephony to both the residential and business markets. We also provide digital high speed, dial up and dedicated Internet access as well as leased lines and virtual private networks. We provide telecommunications services to the lowest socio-economic levels through our public telephony service using coin-operated equipment.
          Additionally, we provide value-added services including voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also offer e-security and IT equipment support and maintenance to small- and medium-sized businesses.
          In August 2007,we launched multichannel television services through an Internet Protocol Television solution in the city of Puebla. We were the first to offer these services for the residential market and now compete directly with cable television companies. Also, in September 2007, we became the first Mobile Virtual Network Operator in Mexico. A Mobile Virtual Network Operator provides mobile services to its customers but does not have an allocation of spectrum. We currently offer these mobile services through capacity leasing arrangements with Telefónica Móviles. With this service, we plan to expand our product offerings and become the first company to offer “quadruple play” in Mexico.
Our Products
          In addition to our innovative reliable product offering and high quality customer service, our value proposition incorporates pricing that is typically at a modest discount to the levels charged by Telmex and other competitors for comparable services. The following are the service products we currently offer to our customers.
          For the residential market we have the following products:
•	LineaMax Residencial. This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	Larga Distancia Max. This product provides domestic and international long-distance services to those of our local telephony customers who require long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephony service.

•	CentralMax. This service provides customers in residential developments with all of the functions of a private branch exchange using centrex technology (central functionality for simulating a private branch exchange), without having to acquire and maintain equipment. It allows customers to communicate with the common areas of the development with four-digit internal calling. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.

•	I-line. This is our Voice over Internet Protocol service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

•	Internet Max. This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps. We provide this service to customers, regardless of whether they have a Maxcom telephone line.

•	SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256 and 512 Kbps and also 1 and 2 Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	Paid TV services. This service provides digital television content to our residential customers over our copper network using Internet Protocol.

•	MaxcomCel: This is our mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.
          For the small- and medium-sized businesses our product portfolio includes:
•	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange. This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service provides business customers with connectivity to their analog private branch exchange or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	MaxcomCel: This is our mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1 and 2 Mbps using Asymmetric Digital Subscriber Line transmission technology over ordinary telephone lines. An Asymmetric Digital Subscriber Line provides a secure, dedicated link to the Internet or a company’s internal data network.

•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations.

•	Hosted Private Branch Exchange. This service provides our business customers with all of the functions of an Internet Protocol Private Branch Exchange using Voice over Internet Protocol technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•	I-line. This is our Voice over Internet Protocol service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection. We market this service to customers who make and receive a significant volume of international and domestic long-distance calls. This service includes additional voice features such as call waiting, caller identification and voice mail.

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. Maxcom supplies all of the software and hardware equipment as an integrated solution for our customers.

•	SOSMax. This service provides preventive and corrective maintenance to our customers’ IT equipment.

•	Audio Conference. This service provides our business customers with operator-assisted and non-attendant teleconferencing services, with value-added features including recording of the conference, sound options, warning entry, password and e-mail notification.
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
Pricing
          We generally seek to maintain very competitive prices. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls. Our residential pricing offerings range from a low monthly rent option with some calls included to an all inclusive option including unlimited local calls, long-distance and mobile minutes, broadband Internet access and customers’ premises equipment for a fixed monthly fee. For our business customers, our pricing offerings range from a per-minute charge to unlimited local usage. We pay interconnection charges to other carriers on a per-minute basis. However, the common practice in the Mexican retail market is to charge customers on a per-call basis for local service. We seek to minimize the risk associated with this mismatch between our revenues and costs and therefore, in some cases, have implemented a per-minute charge plan for long holding time customers to be consistent with our interconnection fees that are on a per-minute basis.
Income Distribution
          The Company’s management uses information such as revenue by segment to evaluate performance, make general operating decisions and allocate resources. No intersegment revenues are applicable for the periods presented herein:

	Year Ended December 31
Segments*	2007		2006		2005
			(In millions)
Residential	Ps.	897.9	Ps.	685.5	Ps.	595.0
Commercial		648.2		495.4		400.5
Public Telephony		386.4		253.1		64.2
Wholesale		376.0		262.4		149.6
Other Revenue		37.2		45.3		32.8

Total Revenues	Ps.	2,345.7	Ps.	1,741.7	Ps.	1,242.1

*	The above segments are comprised of homogeneous customers.

     The distribution by geographical location of revenue for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	1,398.7	Ps.	517.2			Ps.	1,915.9
Long Distance		171.3		175.2	Ps.	10.3		356.8
Rent of dedicated links		0.2		0.1				0.3
Sale of equipment to customers		10.7		3.7				14.4
Capacity Leasing		58.3						58.3

Total Revenues	Ps.	1,639.2	Ps.	696.2	Ps.	10.3	Ps.	2,345.7

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	934.5	Ps.	385.3			Ps.	1,319.8
Long Distance		220.1		121.6	Ps.	28.4		370.1
Rent of dedicated links		0.3		0.2				0.5
Sale of equipment to customers		6.1		8.4				14.5
Capacity Leasing	Ps.	36.8						36.8

Total Revenues	Ps.	1,197.8	Ps.	515.5	Ps.	28.4	Ps.	1,741.7

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	502.7	Ps.	327.7	Ps.	—	Ps.	830.4
Long Distance		205.9		173.9				379.8
Rent of dedicated links		0.4		0.5				0.9
Sale of equipment to customers		2.9		3.2				6.1
Capacity Leasing		24.1						24.1
Other		0.8						0.8

Total Revenues	Ps.	736.8	Ps.	505.3	Ps.	—	Ps.	1,242.1

Our Markets
Concession Areas
          On December 20, 1996, we were awarded Mexico’s first competitive local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long-distance service. In September 1999, we received the approval of the Mexican Ministry of Communications and Transportation and the Mexican Federal Telecommunications Commission to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was further expanded to cover all of Mexico.
          We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 21.0 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 43.1 telephone lines per 100 inhabitants as of December 2007, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2007, we had 170,819 lines in service in Mexico City, representing 4.5% of all lines in service in the city according to our internal data.
          We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.2 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 12.3% of all lines in service in the state of Puebla as of December 31, 2007 according to our internal data. As of December 31, 2007, we had 99,047 lines in service, compared to 96,045 lines in service as of December 31, 2006.
          We commenced commercial operations in the city of Querétaro in November 2002. The city of Querétaro has a population of approximately 1 million people. As of December 31, 2007, we had 35,597 lines in service, representing 11.1% of all lines in service in the state of Querétaro compared to 22,652 lines in service as of December 31, 2006, according to our internal data. We also offer “triple-play” bundles in Querétaro through a capacity leasing agreement with Megacable.
          To take advantage of the geographical location of Toluca and its potential market, we also commenced commercial operations in the city of Toluca in November 2005 with a “triple-play” strategy through a revenue sharing agreement with Multioperadora de Servicios, a cable television company. Toluca is one of the bordering cities of Mexico City, with a population of approximately 1.4 million people. As of December 31, 2007, we had 18,860 lines in service, representing less than 0.8% of all lines in service in the State of Mexico area compared to 6,815 lines in service as of December 31, 2006, according to our internal data.
Clusters and Single Sites
          We have developed a comprehensive marketing strategy that starts by identifying a number of under-penetrated city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. The cluster becomes the basis for network design and deployment. During the network construction phase, we also launch in tandem a targeted field sales and door-to-door marketing effort.
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
          We sell 68% of all lines built in a new cluster within 180 days after the completion of the buildout. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including Voice over Internet Protocol services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.
          We have standardized our network design using Altcatel-Lucent, Advanced Fiber Communications equipment and Huawei equipment (including digital subscriber line access equipment and Video over Internet Protocol technology). We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.
Network Backbone
          We own and operate 6,426 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosí, Aguascalientes, León, Irapuato, Guadalajara, Celaya, Querétaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wavelengths, each with 2.5 Gbps capacity. We have installed three dense wavelength division multiplexing systems to date.
          We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Querétaro with a total capacity of 182,550 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide Voice over Internet Protocol and Voice over Cable services to the residential market. We switch our Toluca telephone traffic using our Mexico City switch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.
          We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 186 route-kilometers of metropolitan fiber in the Mexico City area. We recently installed coarse wavelength division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have four Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio —located along our Mexico City-city of Puebla fiber optic link.
          We use our own fiber optic rings to connect our microwave nodes, to provide backhaul to our switches and to connect to the public switched telephone network. We also use this fiber to connect directly to the premises of some of our high-volume business customers for voice and data services and private line service.
Last-mile Connectivity
          The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches. Our copper feeder wire is installed with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its lower cost and faster speed of deployment. For aerial deployment, we typically use electricity poles we lease from the Comisión Federal de Electricidad and the Compañía de Luz y Fuerza del Centro. We integrate fiber optic and Digital Subscriber Line Access Multiplexer facilities in the distribution plant to allow us to provide broadband services. Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers. With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed Asymmetric Digital Subscriber Line technology.
          We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone. We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla and Querétaro. We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high speed connection. We also have a point-to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
Switching
          We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Querétaro. Our two switches in Mexico City are equipped for 121,920 trunks, our switch in the city of Puebla is equipped for 48,030 trunks and our switch in the city of Querétaro is equipped for 39,510 trunks. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.
          We also have a next generation Alcatel A5020 Softswitch which provides Voice over Internet Protocol and Voice over Cable services to the residential market. Our platform is fully Internet Protocol integrated with additional services including voice mail, call waiting and Internet Protocol centrex features such as hunting group, call transfer and 3-way conference call. Our Voice over Cable solution is fully packet cable compliant. The platform has a capacity to manage 25,000 Voice over Cable endpoints and 25,000 Voice over Internet Protocol endpoints and is interconnected to the public switched telecommunications network using SS7 signaling. We also have a class 4 CS2K Nortel Softswitch located in Monterrey with the following interconnection capacity: 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.
          We also own and operate one pair of SS7 Signaling Transfer Points in Puebla, two pairs in Mexico City and one pair in the city of Querétaro, to manage our interconnection with all other carriers.
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
          The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent, Cisco and Symantec. We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems. For all IT elements, we use a backup solution by Hewlett Packard, which lets us generate a security copy to support recovery activities. The data center operates under a controlled condition which includes regulated energy, cooling, illumination and fire prevention systems. We collect, format and process call records using a mediation system provided by Byte Vendor. Provisioning is managed using the ASAP System from Oracle. The customer account and its associated products are managed in a telecommunication business system, or TBS by Oracle, which handles order management and service provisioning, workflow management, network inventory and design management and trouble ticketing.
          We use the Arbor System by Comverse for billing. This convergent billing system is highly flexible and equipped to bill all commercial products that Maxcom offers, both to residential and business customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for mobile postpay subscribers. However, for mobile prepay subscribers we plan to implement a new application.
          We use Settler by Intec Company to manage reconciliation, settlement and revenue assurance of call records and intercarrier compensation with all of the carriers with which we have interconnection agreements. We use Siebel Customer Relationship Management by Oracle for our customer relationship management and for our contact center areas, including call center, post-sales and collections. Siebel concentrates all historical information of customers, including contacts, products, service requests, invoicing, payments, balance due, commitments, credit limit and network status.
          Our administrative processes system, or Enterprise Resource Planning, is Software Application Process. Some of the processes that are handled in this system include general ledger, accounts payable, purchasing and warehouse.
Strategic Alliances

     Megacable
          On November 1, 2005, we entered into a commercial agreement with Operadora Central de Cable, S.A de C.V., which we refer to as Megacable, pursuant to which triple-play services were provided to customers in the City of Querétaro under the Maxcom trademark in a joint commercial effort between us and Megacable. Megacable provided cable television services and Internet and we provided telephony services to customers. Under this agreement, revenue was shared between both parties.
          This agreement was terminated as of October 25, 2006, when we entered into a new commercial agreement with Megacable, pursuant to which we provide triple-play services in the City of Querétaro by way of leasing capacity in Megacable’s infrastructure and last mile access to our customers. This agreement will expire on October 31, 2010. Under this agreement, we are bound to pay to Megacable a monthly fixed fee for each client or public telephony connection we have under Megacable’s infrastructure, as follows: (1) during the first 18 months of the commercial agreement, Ps.40 pesos for each residential, commercial and public telephony client and (2) after the first 18 months, Ps.80 pesos for each commercial and public telephony connection.
     Multioperadora de Servicios (MOS)
          On June 28, 2005, we entered into a collection sharing alliance agreement with Cablenet International, S.A de C.V., which we refer to as MOS, pursuant to which we provide triple-play services in the City of Toluca. This agreement will expire on June 27, 2015. Under this agreement, we share the revenue collected to our customers from the provision of telecommunication services with MOS in predetermined percentages, as follows: (1) 50% of the collection for local calls, (2) 31% of the collection for local and international long distance calls, and (3) 10% of the collection for calling party pays calls. The triple-play services are commercialized under the MOS trademarks.
          We are responsible for billing, collection, credit, commercialization (including marketing, point of purchase and sales force) and customer care attention for telephone services. MOS provides the last mile access.
     Alcatel Internet Protocol Television Supply Agreement
          On December 15, 2006, we entered into a supply and installation agreement with Alcatel Bell, N.V. and Alcatel México, S.A. de C.V. for the supply and installation of the video over digital subscriber line systems or Internet Protocol Television systems. Pursuant to this agreement, Alcatel completed installation of Internet Protocol Television systems using the Microsoft TV platform on June 1, 2007. This system allows us to provide Internet Protocol Television to our customers including video on demand capabilities. The total price for the supply and installation of the Internet Protocol Television system was U.S.$10.5 million.
Marketing and Sales
     General
          We seek to develop brand name recognition by using our corporate name, logo and product names to portray a unified image. We conduct sales efforts within target clusters to residential customers and small- and medium-sized businesses. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation. As a result, we believe we have positioned Maxcom as an excellent quality service provider as a result of a sustained growth of our customer satisfaction level on year by year comparisons.
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
          Our direct sales approach consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 789 sales representatives as of December 31, 2007, compared to 420 sales representatives as of December 31, 2006. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.
          Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products and our internal marketing and sales procedures. In its sales effort, our sales force uses, among other things, multimedia presentations, corporate videos and corporate and product brochures.
          In addition to our sales force, we have developed other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing. In order to promote our Internet Protocol services with distribution channels, we provide all the necessary support in advertising and promotion tools to our distributors.
     Customer Service
          We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:
          Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla and Querétaro 24 hours a day, seven days a week. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.
          Walk-in Center. We have two walk-in centers in Mexico City, five in the city of Puebla and one in the city of Tehuacán for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are from 8:30 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.
          Centralized Trouble-Shooting Center. This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla and Querétaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.
          Customers may access their billing statements through our website. Our website includes hyperlinks to the websites of two major Mexican banks for our customers to conveniently make payments. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, or at our walk-in centers located in Mexico City, Querétaro, Tehuacán and the city of Puebla. We also assist our customers with new service requests and product information.
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
          We do not perform credit checks on customers who have never had service with Maxcom, which accounts for approximately 70% of our residential customers. Instead, our sales representatives are required to verify the identity and address of such residential customers. We do perform credit checks on customers or addresses that have had service with Maxcom and have an imperfect or poor credit history (such customers represent about 30% of the residential customers).
          We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly (within the eight commercial billing cycles). For regular customers we process and print our bills within seven days after closing of each cycle. Customers then have 18 days to pay the bill after the cut off date

          For customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only for Maxcom client retention specialists to contact the customer through the telephone line, negotiate and collect the payment. After an account is 30 days past-due, we visit our customers at their addresses in order to collect payment and continue to contact the customer a minimum of three times. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency.
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
          We use our Siebel Customer Relationship Management tool to manage our relationships with customers. This application works on a service request registration basis, where our representatives register all contacts with our customers to track customer history, to solve inquires and perform quality service, to support our business growth, collections and training of our sales force and to enhance marketing.
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
          Although we provide long-distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the residential market we do not offer our long-distance service separately from our local telephony service. In 2006, however, we began to compete directly in the wholesale long distance market in certain cities where we have our fiber optic network.
     Telmex
          Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 90.1% of the wireline local telephony lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network, therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in its data services, resulting in a 77.7% market share of broadband access according to the 2.9 millions subscribers published in their 4Q-2007 financial results.
     Other Competitors
          We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Megacable, Marcatel, Bestphone and Vox IP.
          Axtel, in which Telinor Telefonía, S. de R.L. de C.V., AIG-GE Capital Latin America Infrastructure Fund, L.P. and The Blackstone Group are shareholders, was awarded a nationwide local telephony and long-distance concession in June 1996, wireless frequencies of 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000 and in Guadalajara, Puebla, Toluca and León during 2001. It currently serves in 27 cities 10 of those where added during 2007. Axtel targets the high-end residential and the small- and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.
          In June 2006, Axtel acquired Avantel. The transaction combines Axtel’s hybrid wireline and fixed-wireless local access network and 683 kilometers of metropolitan fiber optic rings with Avantel’s 7,700 kilometers of long haul fiber optic network and 300 kilometers of metropolitan fiber optic ring. The transaction increased Axtel’s capability to provide advanced voice and data solutions such as Internet Protocol-based Virtual Private Networks hosting and security to medium, large, corporate and government clients. This agreement created the second largest fixed-line telecommunications company in Mexico. Axtel now offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey, Guadalajara, Cd. Juárez, Chihuahua, Aguascalientes, León, Puebla, Cancún, Toluca, Querétaro, Cuernavaca, Mérida, Veracruz, Hermosillo, Saltillo, Torreón, San Luis Potosí, Acapulco, Reynosa, Pachuca and Morelia.
          According to Axtel’s 4Q-2007 financial statements, in December 2007, Axtel executed a four year extension to its agreement with Nextel de México regarding supply of Nextel local services using their long distance and 800 numbers spectrum.
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
          Alestra and Axtel are using their local telephony concessions to service primarily the corporate business segment. We believe they have recently started targeting the small- and medium-sized business and residential segments, supported by their alliances with mass-market oriented Internet service providers with which they have partnered to provide Voice over Internet Protocol service through broadband access (Netvoice with Axtel and Masternet Services with Alestra).
          Other competitors such as Marcatel, Bestel, Vox IP and MetroRed that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest companies offering pay television and Internet broadband access by cable with coverage in 36 cities in 12 Mexican states, 12,000 kilometers of optical fiber and more than 750,000 clients. Since 2005, Megacable offers Internet Protocol telephony through its Megafon brand. Megacable is a strong competitor in the pay television industry. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and is expected to start a “triple-play” offering with their Internet Protocol telephony solution for their premium customers. Currently, Cablevision has more than 400,000 subscribers.
          The recent adoption of the Convergence Regulations by the Mexican Ministry of Communications and Transportation could also increase the level of competition we face in certain markets. In addition, the Mexican Federal Telecommunications Commission recently issued rules relating to number portability which, when effectively applied, will enable customers to switch their telephone service to another carrier while maintaining their telephone number. Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as Maxcom, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.
Market Liberalization
          In November 2006, the Mexican Federal Power Commission (Comisión Federal de Electricidad) announced that it had obtained a concession from the Mexican federal government, through the Mexican Ministry of Communications and Transportation, to use its power lines and infrastructure to provide telecommunication services using the new technology model known as power line communications and broadband over power lines communications. We believe that this action will cause an important reduction in the prices on the lease of infrastructure, as the Mexican Federal Power Commission owns approximately 14,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the Mexican Federal Power Commission concession to render telecommunication services could affect us as well as the telecommunications landscape in Mexico.
          As a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over U.S. telecommunications companies’ access to the Mexican telecommunications market, on August 12, 2005, the Mexican Federal Telecommunications Commission published regulations authorizing the issuance of permits for the resale of national and international long-distance public switched telecommunications services, through the use of minutes of service obtained from concessionaires and using their infrastructure at all times. This authorization has increased competition in the long-distance segment.
Employees
          As of December 31, 2007, we had 2,117 employees, a 44% increase compared to 1,470 employees as of December 31, 2006. Eighty seven of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.
Facilities
          We currently lease the buildings and land where our operations are carried out and our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet. Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet. Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2005, we leased a warehouse in Mexico City comprised of 29,325 square feet for a 3-year term that expires on July 31, 2008. In addition, we lease approximately 134 other sites that are used as hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla and Querétaro. Additionally, we own five portions of land in the City of Puebla that are used as part of our infrastructure.
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

     Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation
          In July 2006, we acquired Grupo Telereunión from the Grupo VAC Investors. Telereunión was a party to a lawsuit initiated by the Mexican Federal Power Commission for Ps.39.7 million in rents due for the 30-year lease of infrastructure, entered into on June 23, 1999, that should have been paid in advance.
          Although Telereunión was found ultimately liable for Ps.42.7 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the Mexican Federal Power Commission, the Grupo VAC Investors undertook to negotiate with the Mexican Federal Power Commission, on behalf of Telereunión, more favorable terms for the payment of the amount due to the Mexican Federal Power Commission. On January 9, 2007, Telereunión executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.109,985 per month.
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
     Telereunión’s Tax Audit for the Year 2004
          In January 2006, the Mexican tax authorities commenced tax audits of our subsidiary, Telereunión, S.A. de C.V. for tax payments corresponding to the fiscal year of 2004. These audits were completed on September 6, 2007. On September 11, 2007, the Mexican tax authorities assessed Telereunión, S.A. de C.V. a Ps.59.4 million (approximately U.S.$5.4 million) debt (crédito fiscal) for differences and omissions in the Telereunión, S.A. de C.V. tax returns for fiscal year 2004. Also as part of this audit, the Mexican tax authorities determined that Telereunión, S.A. de C.V. was liable for paying Ps.8.2 million (U.S.$0.75 million) to former employees in connection with employees’ statutory profit sharing. We are currently assessing the validity of these claims and, to the extent any of them lack merit, intend to vigorously defend against such claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC Investors agreed to indemnify us for any out-of-pocket costs and expenses incurred in connection with the negotiation, settlement and/or resolution of these tax claims. To the extent we are ultimately found to have liability following our appeal with respect to the matters described above, we expect to obtain full indemnity from the Grupo VAC Investors.
REGULATION
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
          Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by the Mexican Federal Telecommunications Commission. The Mexican Federal Telecommunications Commission was created in 1996 as an autonomous entity from the Mexican Ministry of Communications and Transportation to regulate and promote the efficient development of the telecommunications industry in Mexico. The Mexican Federal Telecommunications Commission is responsible for, among other things:
•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.
          The Mexican Ministry of Communications and Transportation retains the authority to grant all concessions and permits. The Mexican Federal Telecommunications Commission makes recommendations to the Mexican Ministry of Communications and Transportation on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The Mexican Ministry of Communications and Transportation has final decision making power on these issues. Once a final decision is made, the Mexican Federal Telecommunications Commission implements the related regulations. Effective April 11, 2006, the Mexican Congress enacted amendments to the Law on Radio and Television and to the Federal Telecommunications Law. Pursuant to these amendments, which were highly controversial, the Mexican Federal Telecommunications Commission now also has the ability to regulate broadcasting (radio and television). We cannot predict how the Mexican Ministry of Communications and Transportation or the Mexican Federal Telecommunications Commission will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. Furthermore, the Mexican Supreme Court recently resolved that several articles of the Federal Law on Radio and Television and to the Federal Telecommunications Law are unconstitutional. Although we believe that this Supreme Court ruling does not directly affect us, we cannot predict the impact of the future interpretation and implementation of this ruling by the Mexican Ministry of Communications and Transportation or the Mexican Federal Telecommunications Commission, or the amendment by the Mexican Congress of these laws as a result of the Mexican Supreme Court ruling could have on the regulation of the telecommunications industry and on our business, results of operations and financial condition.
          The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation of any of our concessions or imposition of fines. The Mexican government would not be required to compensate us in case of such revocation. See “– Concessions and Permits – Termination” below. A failure to comply with any of the terms of our concessions could also result in the loss of performance bonds (fianzas) that we have issued to the Mexican Ministry of Communications and Transportation. We have issued surety bonds in the amount of Ps.0.42 million with respect to our local telephony and long-distance concessions, Ps.1.5 million with respect to all seven of our point-to-point microwave concessions and Ps.0.21 million with respect to all three of our point-to-multipoint microwave concessions.
Concessions and Permits
          The Mexican Ministry of Communications and Transportation grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide. Public telecommunications network concessions granted by the Mexican Ministry of Communications and Transportation can cover a broad range of services, from local and long-distance telephone services, value added services, such as Internet, to restricted television services, including cable television services. However, once the Mexican Ministry of Communications and Transportation grants a concession, the concessionaire can expand the scope of its concession to cover new services by submitting and application to and obtaining the approval from the Mexican Ministry of Communications and Transportation.

          To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the Mexican Ministry of Communications and Transportation. Pursuant to the Federal Telecommunications Law, concessions for public telephony networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telephony networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has received Mexican Ministry of Communications and Transportation approval. Concessions for spectrum frequencies and microwave transmission concessions will be reauctioned at least three years prior to their expiration date. Concessions specify, among other things:
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
          In addition to concessions, the Mexican Ministry of Communications and Transportation may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to notify the Mexican Federal Telecommunications Commission of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by the Mexican Federal Telecommunications Commission.
     Ownership Restrictions
          Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera), concessions may be granted only to:
•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans, except in the case of concessions for cellular and personal communications services, where foreign investment participation may exceed 49% of the voting stock with prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).
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
     Transfer
          Concessions are transferable after the first three-year period of the concession if the Mexican Ministry of Communications and Transportation approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.
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
          The Mexican Ministry of Communications and Transportation may revoke a concession for violations in any of the circumstances referred to in the first four events described above. Under the last four events described above, the Mexican Ministry of Communications and Transportation would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession. No compensation may be claimed in the event of revocation.
     Temporary Seizure
          The Mexican government, through the Mexican Ministry of Communications and Transportation, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, except in the event of war, it must indemnify the concession holder for all losses and damages, including lost revenues. We are not aware of any instance in which the Mexican Ministry of Communications and Transportation has exercised its temporary seizure powers in connection with a telecommunications company.
     Expropriation
          The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the Mexican Ministry of Communications and Transportation has exercised its expropriation rights in connection with a telecommunications company.
          In the event of compensation for the temporary seizure or expropriation of a concession or a related asset, there can be no assurances that any such compensation paid by the government will be adequate or that the affected concessionaire will receive any such compensation in a timely manner.
Rates for Telecommunications Services
          Under the Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with the Mexican Federal Telecommunications Commission prior to becoming effective.
          In addition, the Mexican Federal Telecommunications Commission is authorized to impose specific rate, quality and service requirements on those companies determined by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Federal Telecommunications Law also prohibits telecommunications providers from cross- subsidizing among their services and requires that they keep separate accounting for each of their services.
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
     Local Telephony
          We obtained our regional wireline local telephony concession in December 1996. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all of its terms and have received the approval of the Mexican Ministry of Communications and Transportation.
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
          The concession does not impose any limitations on the setting of our rates other than the requirement that we file with the Mexican Federal Telecommunications Commission a notification of any rate change prior to becoming effective.
          The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect. As of December 31, 2007 we fulfilled all the material requirements required under the amendment, being released of any further capacity and/or geographic expansion commitments.
     Long-distance
          We obtained our nationwide long-distance concession in December 1996, concurrently with our local telephony concession. Our nationwide long-distance concession has a term of 30 years and may be renewable for up to an equivalent period, provided that we comply with all of its terms and receive approval from the Mexican Ministry of Communications and Transportation.
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

          The concession does not impose any limitations on our ability to set rates other than the requirement that we file with the Mexican Federal Telecommunications Commission a notification of any rate change prior to becoming effective.
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
          We service our long-distance concession through direct interconnection with other carriers and by reselling our long-distance traffic to other carriers with such capability. We currently have long-distance interconnection with Telmex in the cities of Aguascalientes, Celaya, Guadalajara, Irapuato, León, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Saltillo, San Luis Potosí and Toluca, among others.
          According to the Mexican telecommunications regulations, all local carriers must offer their customers pre-subscription, which is the option to select the long-distance carrier of their preference. However, local carriers may request a waiver of this obligation from the Mexican Federal Telecommunications Commission. On May 27, 2002, the Mexican Federal Telecommunications Commission granted us a waiver of the pre-subscription requirement. As a result of this waiver, all of our local telephony customers were required to use our long-distance service. While this waiver has expired, we believe we will be able to obtain a renewal from the Mexican Federal Telecommunications Commission or that the Mexican Federal Telecommunications Commission will issue general rules excluding companies like us from the pre-subscription requirement. In the interim, we require customer waive pre-subscription and believe we would be able to get an injunction preventing mandated pre-subscription, as has another competitor, if this practice was challenged.
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
          These concessions, which were issued in June 1998, have a term of 20 years. The Mexican Federal Telecommunications Commission will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with the Mexican Federal Telecommunications Commission a notification of any rate change prior to becoming effective. The concessions require us to provide available capacity to the general public. We are currently in compliance with all the material terms of the concessions.
     Point-to-multipoint
          In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering telecommunications regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region, in the 10.5 GHz frequency band with a 60MHz bandwidth. These concessions, which were issued in April 1998, have a term of 20 years. The Mexican Federal Telecommunications Commission will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions originally required us to install a network and offer service to at least 30% of the population in each concessioned region by the end of the second year after the issuance of the concession.
          Until December 2003, Maxcom and 14 other concessionaires were unable to start operations in some of our concessioned regions because of a lack of commercially feasible technological solutions and equipment for those frequencies. As a result, the Mexican Federal Telecommunications Commission granted us several extensions on the deadlines specified in the concession, with the last extension expiring in February 2004. On March 31, 2004, we notified the Mexican Federal Telecommunications Commission that we had started operating in Puebla and therefore were in compliance with our initial coverage obligations for region 8. Although we have the capability to initiate operations in regions 3 and 5, to date no customer has requested such service and we therefore have not initiated operations in these regions.
          These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with the Mexican Federal Telecommunications Commission a notification of any rate change prior to becoming effective.
     Cable Television
          On August 4, 2006, the Mexican Ministry of Communications and Transportation granted Maxcom a traditional cable concession to provide cable TV and radio services in the city of Puebla. Shortly thereafter, the Mexican Ministry of Communications and Transportation filed the Convergence Regulations through which different types of carriers could be authorized to provide additional services to those included in their original concessions. On October 13, 2006, we notified the Mexican Ministry of Communications and Transportation of our compliance and voluntary affiliation with the Convergence Regulations and, as a result, the Mexican Ministry of Communications and Transportation authorized us to provide cable TV and radio services in addition to those services already granted in our original public telecommunication network concession.
          As a result, Maxcom is now authorized to provide nationwide cable TV and radio services and is the first telecommunication concessionaire to be authorized to provide “triple-play” services. We are able to service cities by notifying the Mexican Ministry of Communications and Transportation and to date have notified them of service provision in 99 cities. We intend to add more cities in the future.
     Mobile Network Operation
          On January 17, 2007, the Mexican Federal Telecommunications Commission granted us authorization to provide Mobile Virtual Network Operator services based on our 1996 concession. This authorization enables Maxcom to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico. As a result of this authorization, Maxcom is the first and only telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.
          The terms of both the cable TV and radio and Mobile Virtual Network Operator authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose other obligations, including minimum coverage or investment commitments.
Material Ongoing Obligations Relating to Our Concessions
          Each concession sets forth the ongoing obligations that we must meet on a monthly, quarterly or annual basis vis-à-vis the Mexican Ministry of Communications and Transportation and the Mexican Federal Telecommunications Commission. Our principal ongoing obligations include the following:
•	File information related to each concessionaire’s shareholders on the first quarter of every year;

•	Prepare a monthly report on any failures and interruptions of the services;

•	Prepare quarterly quality of services reports which shall be filed before the Mexican Ministry of

Communications and Transportation if required;

•	Prepare commercial practices guidelines which shall be available for review by any third party;

•	Prepare an emergency response plan which shall be filed before the Mexican Ministry of Communications and Transportation during the following six months after the relevant concession granting date;

•	Notify the Mexican Ministry of Communications and Transportation of any relevant event that could affect the provision of the services or the performance of the network;

•	Register its service fees with the Mexican Federal Telecommunications Commission each time they are modified;

•	File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•	Prepare a quarterly report on the status of the expansion and coverage of the network;

•	Make available the internal statistics on traffic, routing and performance of the network;

•	Grant a surety bond in favor of the Federal Government to guarantee its obligations under the concession;

•	File with the Mexican Ministry of Communications and Transportation within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•	File with the Mexican Ministry of Communications and Transportation the form of agreement to be entered with the concessionaire’s subscribers.
          Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by the Mexican Federal Telecommunications Commission and imposed by the Mexican Ministry of Communications and Transportation.
Interconnection
          In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long-distance and mobile carrier operating in Mexico. All terms of interconnection (such as point of interconnection) are negotiated between telecommunication carriers under the Mexican Federal Telecommunications Commission’s supervision. Should telecommunication carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request the Mexican Federal Telecommunications Commission to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.
     Local Interconnection
          We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate is currently Ps.0.1065 (U.S.$0.00975) per minute.
          This agreement was amended in February 1999 to incorporate a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Our interconnection agreement with Telmex provides for an allowed percentage of imbalanced traffic of 5%, subtracting from such calculation traffic from Internet Service Providers, call centers, long duration calls, trunking operations and customers who have had contracts for less than 180 days. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, then no interconnection fee amounts are payable by the net carrier of interconnection services. If the imbalance exceeds 5% in any given month, the “bill and keep” feature will not apply for that month.
          If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. The Mexican Federal Telecommunications Commission has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers of total customers.
          Through December 31, 2007, no material interconnection fees have been paid.
     Mobile Interconnection
          We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefónica Móviles and Iusacell. For more information on each of these carriers, see “Industry Overview – Mobile Telephony Market.” The mobile to wireline interconnection fees with these carriers, which change on a monthly basis, were Ps.0.0989 for December 2002, Ps.0.1111 for December 2003, Ps.0.1096 for December 2004, Ps.0.1031 for December 2005, Ps.0.1072 per minute for December 2006, and Ps.0.1072 per minute for December 2007. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for 2002, 2003 and 2004 and Ps.1.71 for 2005, Ps.1.54 for 2006, Ps.1.34 for 2007, Ps.1.21 for 2008 and will be Ps.1.09 for 2009 and Ps.1.00 for 2010. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit through Telmex’s network may be used at a rate per minute of U.S.$0.003.
     Long-distance Interconnection
          Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers. As a result, we granted long-distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from the Mexican Federal Telecommunications Commission of the obligation to offer such option to our customers. For more information about this waiver, see “– Our Concessions – Long-distance.”
          We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis. In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network..
Mexican Ministry of Communications and Transportation Approvals
          The terms of most public telecommunications network concessions, including ours, require Mexican Ministry of Communications and Transportation approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock.” Mexican Ministry of Communications and Transportation approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession. As a result, in the event we decide to complete a merger through an exchange offer, or an acquisition through the purchase of a controlling interest in a potential target that is not a holding company, we would need Mexican Ministry of Communications and Transportation approval. The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the Mexican Ministry of Communications and Transportation, as well as the approval of the Mexican Antitrust Commission (Comisión Federal de Competencia), if applicable. See “– Antitrust Approvals.”

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
Municipal and Other Regulatory Approvals
          Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Risk Factors – Risks Relating to Maxcom – Our telecommunications network infrastructure has several vulnerabilities and limitations.”
C. Organizational structure
          Maxcom’s Mexican direct subsidiaries are Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Telscape de México, S.A. de C.V., Telereunión, S.A. de C.V. and Sierra Comunicaciones Globales, S.A. de C.V., and its indirect personnel subsidiaries are Outsourcing Operadora de Personal, S.A. de C.V. and TECBTC Estrategias de Promoción, S.A. de C.V. (formerly “Técnicos Especializados en Telecomunicaciones, S.A. de C.V.”), each a Mexican variable capital corporation (sociedad anónima de capital variable) that provides corporate services to Maxcom. Maxcom owns all of the capital stock of its direct subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and by Maxcom Servicios Administrativos, S.A. de C.V. in the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Telscape de México, S.A. de C.V., Sierra Comunicaciones Globales, S.A. de C.V. and Telereunión, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders. In addition, Maxcom wholly owns two direct subsidiaries incorporated in the United States — Maxcom U.S.A., Inc. and Sierra Communications USA, Inc. — both of which are incorporated in the state of Delaware.

          The following chart summarizes our corporate structure:
All of our subsidiaries are wholly-owned, directly or indirectly, by us.
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
          Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet.

          Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches.
          On August 1, 2005, we leased a warehouse comprised of 29,324.9 square feet for a 3-year term that expires on July 31, 2008. In addition, we lease approximately 134 other sites that are used as hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla and Querétaro. Additionally, we own five portions of land in the City of Puebla that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          All peso amounts discussed in this annual report are presented in constant December 31, 2007 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this annual report. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at December 31, 2007, which was Ps.10.92 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.
          The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 and related notes.
          Our consolidated financial statements, which appear elsewhere in this annual report, have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which are currently the Mexican Financial Reporting Standards (Normas de Información Financiera), or NIF issued by the Mexican Board for Research and Development of Financial Information Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.), or CINIF. Mexican GAAP differs in certain significant respects from U.S. GAAP. Note 21 to our consolidated financial statements contains a description of the principal differences between Mexican GAAP and U.S. GAAP and provides a U.S. GAAP reconciliation of our net income for the years ended December 31, 2005, 2006 and 2007 and our shareholders’ equity as of December 31, 2006 and 2007.
          Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies – Effect of Inflation on Financial Information.” We restate our income statement to reflect the purchasing power of the peso as of December 31, 2007, using a restatement factor derived from the change in the Mexican national consumer price index from the month in which the transaction occurred to the most recent year-end. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 3.3% in 2005, 4.1% in 2006 and 3.8% in 2007.
Recent Developments
     Reclassification of Capital Stock and 2007 Initial Public Offering
          On October 24, 2007, we completed an initial public offering of shares of our Series A common stock in the form of Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, including American Depositary Shares, or ADSs, comprised of CPOs. In connection with the initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. As of September 30, 2007, we had issued and outstanding 17,289,620 shares of

Series A common stock, 16,611,595 shares of Series B common stock and 450,455,821 shares of Series N common stock. Upon completion of the reclassification, which took place prior to the closing of our initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
          We issued a total of 304,608,201 shares of Series A common stock, including the primary portion and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network. However, we currently have no commitments or agreements to use the net proceeds of the offering for capital expenditures, and we may use net proceeds of the offering for general corporate purposes, including repayment of debt, investment in our subsidiaries, working capital, repurchases of stock or the financing of possible acquisitions or business opportunities. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes.
     Acquisition of Sierra Comunicaciones Globales
          In November 2007, the Company acquired all the shares representing the capital stock of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was U.S.$ 3.0 million, which was paid U.S.$1.75 million on November 15, 2007, with the remaining U.S.$1.25 million paid on November 10, 2008. The net acquired asset value of Sierra as of November 15, 2007 was Ps. 10.9 million.
          Sierra owns two optic fiber strands physically located in the Maxcom network. At the time of the acquisition, Sierra had no operations.
          Because Sierra had no operations during the year ended December 31, 2007, pro forma results giving effect to the acquisition as if it had occurred on January 1, 2007 have not been presented.
     Private Placement of Senior Notes due 2014
          On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our 11% senior notes due 2014. Additionally, on January 10, 2007 and September 5, 2007, we completed supplemental private placements of our senior notes due 2014, each in the amount of U.S. $25 million. The proceeds of these offerings were used to refinance existing indebtedness and fund capital expenditures. As part of these offerings, Maxcom pledged certain fixed assets, defined as “systems and telephone network equipment,” which included construction, transportation equipment and vehicles, computers, information electronic processing equipment, telecommunications and office furniture and equipment. We implemented the pledge on February 13, 2007 through a first priority voluntary mortgage. Our concessions to provide telecommunication services are not subject to the mortgage mentioned above and remain free of liens or restrictions of use and ownership. Additionally, although the assets mentioned above have been pledged in favor of the holders of our senior notes due 2014, we may be able to dispose of such assets so long as we comply with the requirements and conditions established in the indenture governing the senior notes.
     Currency Swap Transaction
          During May 2007, we entered into currency swap transactions with Bank Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010.
     Capital Stock Increase and Acquisition of Grupo Telereunión
          On July 21, 2006, we reached an agreement with certain members of the Vázquez family, whom we refer to as the Grupo VAC Investors, to acquire Telereunión, S.A. de C.V., or Telereunión, Telscape de México, S.A. de

C.V. and Sierra USA Communications, Inc., which together we refer to as Grupo Telereunión. The purchase price for Grupo Telereunión was U.S.$8.5 million, which was paid with the issuance of 21,579,658 of our common shares to the Grupo VAC Investors. As part of this transaction, the Grupo VAC Investors subscribed for an additional 57,233,845 of our common shares for a purchase price of U.S.$22.7 million, which was paid in cash. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our equity. The proceeds from the sale of our common shares and the acquired Grupo Telereunión network enabled us to continue the expansion of our product offerings into areas we currently serve as well as new areas previously unserved by our network.
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
          As part of the agreement with the Grupo VAC Investors, our shareholders converted all of the preferred shares into common shares by eliminating the liquidation preference of those shares, which at the time of the conversion, such shares represented approximately 92.5% of our capital stock. As consideration for elimination of the liquidation preference, our shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment. The aggregate payment to the preferred shareholders was 126,297,257 common shares. After giving effect to the capital stock increase, the acquisition of Grupo Telereunión and the capital stock restructuring, there were 482,334,778 shares outstanding as of December 31, 2006. In accordance with the provisions of NIF C-11 (Capital Contable), the increase in the number of outstanding shares resulting from the stock dividend payment had no accounting effect since the value of capital stock remained the same.
          In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2007 and 2006 was Ps. 37.1 and Ps.16.0 million, respectively. See “Description of Capital Stock” for a further description of our outstanding capital stock.
A. Operating Results
Devaluation and Inflation
          Relative to the U.S. dollar, the peso depreciated 9.0% in 2003, depreciated 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006 and appreciated 0.1% in 2007. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
	Inflation	Average	Annual Growth	End of Each Year
Year Ended December 31	Rate	28-day Cetes	Rate	(Billion)
2003	4.0%	6.2%	1.4%	U.S.$	59.0
2004	5.2%	6.8%	4.2%	U.S.$	64.2
2005	3.3%	9.2%	3.0%	U.S.$	74.1
2006	4.1%	7.2%	4.8%	U.S.$	76.3
2007	3.8%	7.2%	3.3%	U.S.$	87.2

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
          We also record non-cash gains or losses on net monetary position, which represent the increase or decrease of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of our senior notes due 2014 and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. As a result, inflation will likely produce gains to our monetary position because our non-monetary assets gain value, while our monetary liabilities, which amount to more than our monetary assets, lose value.
Impact of Foreign Currency Fluctuations
          Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2007, the amount of debt denominated in U.S. dollars was Ps.2,185.7 million.
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
          To hedge our exposure to foreign currency fluctuations between the peso and the U.S. dollar, on July 11, 2005 we entered into an exchange rate stability hedging transaction. This transaction relates to the payment of interest and principal on U.S. dollar denominated liabilities that matured in 2007. This transaction has no additional related costs and as of December 31, 2006, the notional amount of the hedge was U.S.$16.7 million at a future exchange rate of Ps.11.40 per U.S. dollar. This transaction did not comply with the requirements to qualify as a hedge for accounting purposes. Therefore, we have recognized an accumulated gain of Ps.13.5 million in our results of operations related to the fair value of such instrument. On May 25, 2007 we entered into a U.S. dollar-peso cross currency coupon swap transaction. This transaction relates to the payment of interests of our senior notes due 2014 for 2008 through 2010, also this transaction does not qualify for hedge accounting and therefore we recognize a gain or loss.
          See “Item 3. Key Information – Selected Financial Data – Exchange Rates” for a discussion of exchange rates.
          From time to time, we assess our exposure and consider opportunities to manage exchange rate risks. In order to minimize the exchange rate risks related to the coupon payments of $150 million principal amount of our senior notes due 2014 for the payments during period from June 2008 to December 2010, during May 2007 we entered into currency swap transactions with Bank Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G.
Flat Rate Business Tax (Impuesto Empresarial a Tasa Única)
          On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (known as IETU for its acronym in Spanish), which replaces the Mexican asset tax and will apply to taxpaying entities along with Mexican regular income tax. Taxpayers will calculate a flat tax at 17.5 percent to an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent will apply in 2008 and 2009, respectively). If the flat tax is a positive amount, the enterprise will compare the flat tax to the income tax calculated under the current income tax system and by flat tax credits. If the flat tax is larger, this amount is classified as a flat tax and paid as a supplement to the regular income tax liability. However, if the flat tax is positive but less than the regular income tax plus the flat tax credits, no flat tax is due. If the tax base that is subject to the flat tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the flat tax rate will result in a credit for the flat tax net operating losses that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the flat tax in the subsequent 10 years.
          In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that while certain of its subsidiaries will continue to pay regular income tax in the future, other subsidiaries will fall under the scope of the new tax. As a result, the Company’s management has concluded that subsidiaries that are under the scope of the new tax have no deferred tax base and as a result the Company has not recorded any deferred IETU taxes at December 31, 2007.
Capitalization of Pre-operating Expenses
          We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net comprehensive cost of financing.
          We were required to begin amortizing all previously capitalized pre-operating costs. Capitalized pre-operating expenses are amortized on a straight-line basis for a period not exceeding ten years. Net pre-operating capitalized balance amounted to Ps.132.1 million at December 31, 2005, Ps.98.4 million at December 31, 2006 and Ps.77.9 million at December 31, 2007.
Revenues
          Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sales of telephone sets.
          Voice services constitute our core business. Revenues from voice services include:
•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which depending on the product, include a certain number of free local calls;

•	usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system; and

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

•	public telephony services;

•	mobile services;

•	revenues derived from our strategic and commercial alliances with cable television operators, which are offset by the corresponding amount we are charged by the cable television operator; and

•	the sale of telephone sets.

Revenues from data services include:

•	Internet dial-up access;

•	asymmetric digital subscriber line;

•	dedicated Internet access;

•	managed services;

•	digital private lines; and

•	lease of backbone capacity.
          Revenues from pay TV includes charges related to paid TV services, such as premium channels, Pay-Per-View or Video On-Demand
          Revenues from wholesale services are related primarily to the sale of bulk minutes where the cost of minutes depends on the volume of traffic. We also include interconnection fees and other miscellaneous revenues in this group.
Average Revenue Per User (ARPU)
          Average revenue per user is used as an industry-standard measurement of the average amount of revenue a telecommunications company derives from each customer of its voice business. We calculate average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period. Revenues from data and wholesale services are reported separately and are not a factor in calculating average revenue per user.
          We calculate the average revenue per user for voice lines for each of our business and residential segments. Blended average revenue per user is affected by our business/residential line mix because business lines tend to generate higher average revenue per user than residential lines. Total Company average revenue per user includes public telephony revenues and lines.
          Revenue Generating Units
           Revenue Generating Units or RGUs are related to the sources of revenue, which may not always be the same as subscriber numbers. One person may subscribe to two different services thereby accounting for only one subscriber but two RGUs.
           Revenue Generating Unit is separately a telephone line, broadband internet subscriber, mobile subscriber or paid television subscriber. A home or business may contain one or more RGUs. For example, a subscriber to our paid TV services, broadband internet, mobile telephony service and residential telephony service would constitute four RGUs.
Operating Costs and Expenses
          Our operating costs and expenses include:
•	network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses;

•	selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) bad debt (related to past due accounts receivable); and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.
          We anticipate that our operating costs and expenses will generally increase with the size of our network infrastructure and the number of customers served. Our network operating costs, which are composed primarily of interconnection fees, are expected to grow at approximately the same rate as revenues. We expect technical expenses will generally increase as the size and capacity of our network increases. Selling, general and administrative expenses are indirectly related to the number of customers served and some of these expenses are directly related with the acquisition of new customers. Historically, sales commissions, advertising and promotion expenses will increase at approximately the same rate as the number of new customers acquired. Our depreciation and amortization expenses are directly related to our existing fixed assets and to the expansion of our network and acquisition of equipment as well as the increase of intangible assets.
Comprehensive Cost of Financing
          For presentation purposes, “comprehensive cost of financing” refers to the combined financial effects of:
•	net interest expense and interest income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.
Critical Accounting Policies
     Applications of Critical Accounting Policies and Estimates
          We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock and deferred taxes. For a full description of all of our accounting policies, see notes 5 and 21 to the consolidated financial statements included in this document.
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
     Fair Value of Stock Options and Warrants
          Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date. The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction. We estimate fair values using option pricing models, which requires the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield. Those assumptions are subjective and involve management judgment. The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation. As of December 31, 2007, the Company has yet to recognize an expense of U.S.$0.7 million ratably over the next three years due to its stock option plans and warrants.
     Allowance of Doubtful Accounts Receivable
          The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper size and timing for the recognition of and the amount of the allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively, except when there is a negotiated agreement with a customer. In such cases, a reserve is created based on the agreement with the client. We periodically review this policy to ensure that it accurately reflects current collection patterns.
          In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2007, our provision for bad debt was Ps.107.7 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts, however, we cannot assure that we will not be required to increase the amount of this provision in the future.
     Revenue Recognition
          We recognize revenues from telephone services provided to our clients, the sale of telephone equipment, services provided to other telephone-service companies (such as interconnection services) and installation charges. Revenues from services provided to clients, including installation and maintenance, are recognized in the month the service is rendered. Revenues from the sale of telephone equipment to clients are recognized at the time of the sale and/or delivery and installation of such equipment. Revenues for public telephony services are recognized when we collect cash from the coin boxes of the public telephones. Revenues from mobile telephone services are recognized when the traffic with suppliers of cellular phone has been reconciled and the charge to the client has been done.
          Revenues from interconnection services are recognized on an accrual basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by us, and the calls originated from us and completed by the other telephony company over the course of one month do not exceed a determined percentage, there will be no payment of an interconnection rate charge to the net carrier for the interconnection services. However, if the imbalance exceeds that percentage in a determined month, the net carrier will be subject to a per minute charge. The percentage of imbalance was 15% from December 31, 2005 through December 31, 2006 and has been 5% since January 1, 2007.
          In 2003, we started a new business line consisting of the lease of transmission capacity through our fiber optic ring. Revenues from lease of capacity are recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract.
          During 2005, we entered into strategic and commercial alliances with two companies that render cable television and Internet services to also render telephony services using cable television infrastructure. We issue a monthly invoice to the end-customer and record the three services (voice, data and video) as revenue. Likewise, we receive from cable television companies an invoice for television and Internet services (for the pertinent month), which is recorded as a decrease of our revenue so that only revenue for voice services is recognized.
          Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.
          Under U.S. GAAP, customer arrangements that include both equipment and services are evaluated to determine whether the elements are separable based on objective evidence. If the elements are separable, each value is assigned based on the relative fair value of each separate element and the revenue associated with such element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period. We believe that the accounting estimates related to customer relationship periods and to the assessment of whether bundled elements are separable are “critical accounting estimates” because: (i) they require management to make assumptions about how long we will retain customers; (ii) the assessment of whether bundled elements are separable can be subjective; (iii) the impact of changes in actual retention periods versus these estimates on the revenue amounts reported in our consolidated statements of operations could be material; and (iv) the assessment of whether bundled elements are separable may result in revenues being reported in different periods than significant portions of the related costs.
     Installation Revenues and Costs
          Installation costs include labor, tools and materials. Through December 31, 2002, before we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Since 2003, when we started waiving installation costs, we capitalize and amortize them on a straight line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017. When we charge installation fees to our customers, we recognize this cost as an expense and do not capitalize or amortize it. Once service with a customer is terminated, the capitalized installation cost is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. According to U.S. GAAP, when installation costs are not billed to customers, the related costs are expensed immediately.
     Valuation of Long-Lived Assets
          We review fixed, definite lived intangible and other long-lived assets at least annually under NIF C-15, “Impairment of the Value of Long Lived Assets and their Disposal.” Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset for U.S. GAAP reporting and discounted cash flows to the carrying value of the asset for Mexican GAAP. If the total of the undiscounted cash flows is less than the carrying value under U.S. GAAP or discounted cash flows is less than the carrying value under Mexican GAAP, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted and discounted cash flows. In determining our undiscounted and discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flow, as well as customer growth and the appropriate discount rate. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.
          We also evaluate the useful lives used to depreciate our long-lived assets, periodically considering their operating and use conditions. As a result, we changed the useful lives of our long-lived assets during 2005 based on reports from an independent third party appraiser. The useful lives were extended and we recognized less depreciation amounting to Ps.79.0 million. During 2007 we changed the useful lives of our public telephony equipment from 17 to 8 years as a result of this change we recognized more depreciation amounting to Ps. 17.2 million.
          We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

          Upon adoption of the Statement of Financial Account Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” and NIF C-15 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions. As of December 31, 2007, no indicators of impairment existed, therefore we did not undertake any study to determine the value in use of such assets.
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
          Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation allowance for a portion of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance, which may materially impact our results of operations in future periods.
          As of December 31, 2007, the Company had cumulative tax losses in aggregate of Ps.881,677 that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
1999	Ps.	16,467	2009
2000		73,832	2010
2001		54,151	2011
2002		254,521	2012
2003		31,555	2013
2004		72,304	2014
2005		101,718	2015
2006		29,410	2016
2007		247,719	2017

Total	Ps.	881,677

          In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that while certain of its subsidiaries will continue to pay regular income tax in the future, other subsidiaries will fall under the scope of the new tax. As a result, the Company’s management has concluded that subsidiaries that are under the scope of the new tax have no deferred tax base and as a result the Company has not recorded any deferred IETU taxes at December 31, 2007.
Results of Operations
          The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

	Year Ended December 31
	2007	2006	2005
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	41.6	38.9	33.4
Selling, general and administrative expenses	30.9	34.9	40.7
Depreciation and amortization	15.8	17.3	24.5

Total operating cost and expenses	88.3	91.0	98.4
Operating profit (loss)	11.7	9.0	1.6
Other expenses	(0.5)	(1.1)	(0.6)
Comprehensive (income)/cost of financing	(5.4)	(6.2)	(4.8)
Income tax	(4.1)	(3.4)	(2.3)

Net loss for the year	1.5%	(1.7)%	(6.2)%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Net revenues
          Our net revenues increased 34.7%, from Ps.1,741.7 million in 2006 to Ps.2,345.7 million in 2007. The increase primarily resulted from:
•	Residential revenues represented 38.3% of total revenues during 2007, compared with 39.4% in the previous year of 2006. Revenues in the residential business reached Ps. 897.9 million, an increase of 31.0% in comparison to Ps. 685.5 million in 2006. The increase was mainly driven by the introduction of mobile services, residential Paid TV RGUs, followed by data and voice in comparison to 2006.

•	Commercial revenues represented 27.6% of total revenues during 2007, compared with 28.4% in 2006. Revenues in the commercial business totaled Ps. 648.2 million, an increase of 30.8% in comparison to Ps. 495.4 million in the year 2006. This increase in revenues was mainly attributed to the higher number of RGUs from other services, mobile services, voice lines and data services in comparison to 2006.

•	Public Telephony represented 16.5% of total revenues during 2007 in comparison with 14.5% in 2006. Revenues in this segment totaled Ps. 386.4 million, an increase of 52.6% in compared to Ps. 253.1 million in 2006. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 48.1%.

•	In 2007, Wholesale revenues totaled Ps. 376.0 million, an increase of 43.4% or Ps. 113.6 million in comparison to Ps.262.4 million in the same period in 2006. This year-over-year increase in the Wholesale business was mainly driven by the increase in the long distance termination business lines in service.

•	Revenue from other services accounted for 1.6% or Ps. 37.2 million of total revenues in 2007, a decrease from the Ps. 45.3 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.

          The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2007		2006		%
			(In millions)
Residential	Ps.	897.9	Ps.	685.5	31.0%
Commercial		648.2		495.4	30.8%
Public Telephony		386.4		253.1	52.6%
Wholesale		376.0		262.4	43.4%
Other Revenue		37.2		45.3	(17.9%)

Total revenues	Ps.	2,345.7	Ps.	1,741.7	34.7%

          The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2007	2006	%
	(In U.S. dollars)
Company
Monthly charges	$15.7	$15.5	1.3%
Usage	29.0	24.9	16.5%
Subtotal	44.7	40.4	10.6%
Non-recurring	2.3	2.4	(4.2)%

Total company	$47.0	$42.8	9.8%

          Total ARPU increased 9.8% from U.S.$42.8 in 2006 to U.S.$47.0 in 2007. The major changes in absolute and relative terms were: (i) an increase in monthly charges of 1.3% from U.S.$15.5 in 2006 to U.S.$15.7 in 2007; (ii) a 16.5% increase in usage from U.S.$24.9 in 2006 to U.S.$29.0 in 2007; and (iii) a 4.2% decrease in non-recurring charges from U.S.$2.4 in 2006 to U.S.$2.3 in 2007.
     Revenue Generating Units
          The term RGU represents an individual service subscriber who generates recurrent revenue for the Company. During 2007, Maxcom added a total of 76,454 revenue generating units. As of December 31, 2007, Maxcom reported a total of 360,942 RGUs, an increase of 27% in comparison to the same period last year.
          The following table presents a breakdown of our RGUs by type of customer at December 31, 2007 and 2006 and the percentage variation:

	At December 31
	2007	2006	%
RGUs:
Residential	242,888	201,911	20.3%
Commercial	70,749	55,922	26.5%
Public Telephony	24,910	16,815	48.1%
Wholesale lines	22,395	9,840	127.6%

Total lines	360,942	284,488	26.9%

     Operating Costs and Expenses
          Our operating costs and expenses increased 30.8% from Ps.1,585.0 million in 2006 to Ps.2,073.1 million in 2007. This increase was primarily a result of:
•	a Ps.275.8 million, or 50.5%, increase in network operating services resulting mainly from:
▪	a Ps.89.3 million higher operational cost of public telephony services due to a 48.1% increase in lines in service;

▪	a Ps.84.7 million increase in long distance interconnection costs as a result of increased long distance traffic related to the 43.4% increase in the wholesale business;

▪	a Ps.60.1 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic due to a 26.9% increase in overall RGU business;

▪	a Ps.35.5 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of our network expansion; and

▪	a Ps.6.2 million increase in other cost related to our paid TV content, internet services, and CATV network cost, among others.
•	a Ps.23.1 million, or 20.3%, increase in technical expenses primarily due to:
▪	a Ps.26.0 million increase in maintenance costs as a result of an increasing telephone network; and

▪	a Ps.5.8 million increase in the cost associated with power and electricity services.
          These increases were partially offset for a Ps.8.7 million by lower cost of leasing sites and poles due to better price negotiations.
•	a Ps.1.1 million, or 6.3%, increase in installation expenses were mainly due to a 21.6% increase in RGUs installed in the residential and commercial division.

•	a Ps.69.8 million, or 23.2%, increase in depreciation and amortization expenses mainly related to:
▪	a Ps.15.4 million increase due to new capital investments;

▪	a Ps.16.6 million increase due to a reduction in the useful life for public telephony; and

▪	a Ps.37.8 million increase due to Mexican GAAP inflation recognition adjustments in accordance with Statement B-10 of the Mexicom Institute of Public Accountants.
•	Selling, general and administrative expenses increased Ps.90.8 million, or 14.9% primarily due to:
▪	a Ps.108.8 million increase in salaries, wages and benefits related to an increasing headcount including the Ps.3.3 million paid for employee profit sharing;

▪	a Ps.16.2 million increase in bad debt due to an increase in sales volume and customers;

▪	a Ps.7.3 million increase in marketing, promotional and advertising expenses; and
          These expenses were partially offset for a Ps.41.7 million in lower external commissions, external advisors, among others.
     Comprehensive Cost of Financing
          Our comprehensive cost of financing was Ps.126.6 million in 2007, an 18.2% increase compared to Ps.107.2 million in 2006.
          The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2007		2006		%
			(In millions)
Interest expense — Net	Ps.	(177.1)	Ps.	(127.3)	39.2%
Exchange gain (loss) — Net		25.2		(1.4)	(1,878.6)%
Gain on monetary position		25.2		21.5	17.3%

Total comprehensive cost of financing	Ps.	(126.6)	Ps.	(107.2)	18.2%

          The increase of comprehensive cost of financing was primarily due to:
•	a Ps.49.7 million, or 39.2%, increase in interest paid as a result of a higher average outstanding balance of debt during 2007 compared to 2006;

•	a Ps.26.6 million exchange loss on our dollar-denominated debt due to the effect of peso appreciation of 0.1% during 2007 compared with 1.5% peso depreciation during 2006; and

•	a Ps.3.7 million, or 17.3%, increase in gain on net monetary position, as a result of the effect on higher liabilities during 2007 when compared to 2006.
     Tax Provisions
          Our 2007 tax provision represented 43% of our income before taxes, compared to 195% in 2006. The decrease in our effective tax rate was mainly caused by the effect of the cancellation in our valuation allowance on tax on assets amounting to Ps.31.6 million in 2006. Additionally in 2006, we had higher permanent differences resulting from effects of inflation and a statutory tax rate of 29% compared to 28% in 2007.
          According to the applicable tax law in 2007, we incurred an asset tax at a rate of 1.25% over the net amount of certain assets when the calculated amount of the tax exceeds the income tax we incur. During the fiscal year ended December 31, 2007, we booked asset taxes in the amount of Ps.39.3 million.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Net revenues
          Our net revenues increased 40.2%, from Ps.1,242.1 million in 2005 to Ps.1,741.7 million in 2006. The increase primarily resulted from:
•	a Ps.90.5 million, or 15.2% increase in residential revenues from Ps.595.0 million in 2005 to Ps.685.5 million in 2006, that we attribute to a 24.5% increase in the average RGUs in service during the period as we continued the buildout of our network infrastructure;

•	a Ps.94.9 million, or 23.7% increase in commercial revenues from Ps.400.5 million in 2005 to Ps.495.4 million in 2006, that we attribute to a 43.9% increase in the average RGUs in service and an increased sales of backbone capacity;

•	a Ps.188.9 million, or 294.2% increase in public telephony revenues from Ps.64.2 million in 2005 to Ps.253.1 million in 2006, that we attribute to a 217.9% increase in the public telephones in service;

•	a Ps.112.8 million, or 75.4%, increase in wholesale revenues from Ps.149.6 million in 2005 to Ps.262.4 million in 2006, driven by an increase in our long distance termination business size unit, primarily as a result of the Grupo Telereunión acquisition.

•	a Ps.12.5 million, or 38.1%, increase in other revenues from Ps.32.8 million in 2005 to Ps.45.3 million in 2006, driven by an increase in revenues from lease of microwave frequencies and CPE sales.

          The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2006		2005		%
			(In millions)
Residential	Ps.	685.5	Ps.	595.0	15.2%
Commercial		495.4		400.5	23.7%
Public Telephony		253.1		64.2	294.2%
Wholesale		262.4		149.6	75.4%
Other Revenue		45.3		32.8	38.1%

Total revenues	Ps.	1,741.7	Ps.	1,242.1	40.2%

          The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2006	2005	%
	(In U.S. dollars)
Company
Monthly charges	$15.5	$17.1	(9.4)%
Usage	24.9	22.4	11.2%
Subtotal	40.4	39.5	2.0%
Non-recurring	2.4	2.7	(11.1)%

Total company	$42.8	$42.2	1.2%

          Total ARPU increased 1% from U.S.$42.2 in 2005 to U.S.$42.7 in 2006. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 9% from U.S.$17.1 in 2005 to U.S.$15.5 in 2006; and (ii) an 11% increase in usage from U.S.$22.4 in 2005 to U.S.$24.9 in 2006.
     Revenue Generating Units
          The following table presents a breakdown of our RGUs by type of customer at December 31, 2006 and 2005 and the percentage variation:

	At December 31
	2006	2005	%
RGUs:
Residential	201,911	162,190	24.5%
Commercial	55,922	38,853	43.9%
Public Telephony	16,815	5,289	217.9%
Wholesale lines	9,840	8,970	9.7%

Total lines	284,488	215,302	32.1%

     Operating Costs and Expenses
          Our operating costs and expenses increased 29.5% from Ps.1,224.0 million in 2005 to Ps.1,585.0 million in 2006. This increase was primarily a result of:
•	a Ps.249.6 million, or 84.3%, increase in network operating services resulting mainly from:
▪	a Ps.42.2 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic;

▪	a Ps.92.1 million increase in long distance interconnection costs as a result of increased long distance traffic;

▪	a Ps.64.2 million higher operational cost of public telephony services due to a 218% increase in lines in service;

▪	a Ps.34.3 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of our network growth;

▪	a Ps.10.9 million increase in costs associated with the operation of the CATV network;

▪	a Ps.4.7 million increase in Internet service costs; and

▪	a Ps.1.2 million increase in cost of other services.
•	a Ps12.6 million, or 12.5%, increase in technical expenses primarily due to:
▪	a Ps.5.7 million, or 13.2%, increase in maintenance costs as a result of our larger telephone network;

▪	a Ps.3.0 million, or 9.0%, increase in the cost of sites leasing and expenses related to the operation of our telephone network; and

▪	a Ps.3.9 million, or 15.9%, increase in other expenses.
•	a Ps.3.6 million, or 1.2%, decrease in depreciation and amortization expenses mainly related to a supplementary adjustment in the depreciation of certain fixed assets in accordance with Statement B-10 of the Mexican Institute of Public Accountants and NIF C-6, “Property, Machinery and Equipment”.

•	a Ps.0.3 million, or 1.8%, increase in installation expenses.

•	Selling, general and administrative expenses increased Ps.102.1 million, or 20.2% primarily due to:
▪	a Ps.73.0 million increase in salaries, wages and benefits related to increased headcount;

▪	a Ps.16.2 million increase in sales commissions as a result of higher gross installed lines;

▪	a Ps.10.9 million increase in advertising expenses;

▪	a Ps.6.6 million increase in bad debt;

▪	a Ps.3.8 million increase in other general and administrative expenses; and

▪	a Ps.0.8 million increase in lease expenses.
          This increase was partially offset by a Ps.9.2 million decrease in fees paid to external advisors.
     Comprehensive Cost of Financing
          Our comprehensive cost of financing was Ps.107.3 million in 2006, an 80.3% increase compared to Ps.59.5 million in 2005.
          The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2006		2005		%
			(In millions)
Interest expense – Net	Ps.	(127.3)	Ps.	(105.0)	21.2%
Exchange gain (loss) – Net		(1.5)		21.6	(106.9)%
Gain on monetary position		21.5		23.9	(10.0)%

Total comprehensive cost of financing	Ps.	(107.3)	Ps.	(59.5)	80.3%

          The increase of comprehensive cost of financing was primarily due to:
•	a Ps.22.4 million, or 21.4%, increase in interest paid as a result of a higher average outstanding balance of debt during 2006 compared to 2005;

•	a Ps.23.0 million exchange loss on our dollar-denominated debt due to the effect of a 1.5% peso depreciation during 2006 compared to a 4.7% peso appreciation during 2005; and

•	a Ps.2.4 million, or 10%, decrease in gain on net monetary position, as a result of (i) the effect on liabilities of a higher inflation rate during 2006 when compared to 2005 and (ii) supplementary adjustments in the value of fixed assets according to Statement B-10.
     Tax Provisions
          Our 2006 tax provision represented 195% of our income before taxes in 2006 compared to 59% in 2005. The increase was mainly caused by the effect of the change in our valuation allowance on tax on assets amounting to Ps.31.6 million. Additionally in 2006, we had higher permanent differences that affected our effective tax rate such as the effects of inflation and non-deductible expenses.
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
B. Liquidity and capital resources
     Financing Sources and Liquidity
          Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2007, we had Ps.2,539.5 (U.S.$232.6 million) million of cash and cash equivalents. As of December 31, 2007 we had Ps.281.8 million (U.S.$25.8 million) in working capital. We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.
          Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps. 1,365.0 million (U.S.$125.0 million) of cash during 2008 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps. 362 million (U.S.$ 33.2 million) as of March 31, 2008.
          We issued a total of 304,608,201 shares of Series A common stock, including the primary portion and the overallotment option, in our initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network.
          We believe that cash flow from operating activities and proceeds from our initial public offering on October 24, 2007 of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the twelve to eighteen months following the initial public offering, including at least the next nine months from the date of this annual report. From time to time we review acquisition and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any material acquisition or other strategic opportunity.

          On July 21, 2006, the Grupo VAC Investors subscribed for 78,813,503 common shares resulting in a U.S.$31.2 million increase in our equity, equivalent to 16.34% of Maxcom’s total shares. As part of the transaction, we received U.S.$22.7 million in cash. For more information, see note 3 to our consolidated financial statements.
          On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our 11% senior notes due 2014. In addition, on January 10, 2007 and September 5, 2007, we completed supplemental private placements of our senior notes due 2014, each in the amount of U.S.$25 million. Interest on the senior notes due 2014 accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2007. We used approximately U.S.$100.5 million of the proceeds from these offerings to redeem our outstanding senior notes due 2007 and senior step-up notes due 2009 and to repay our 13 3/4% B series bonds, our then existing credit facilities and certain vendor financings.
          The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2007, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014. The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.25 to 1 in the case of any incurrence or issuance on or before December 31, 2007, (ii) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (iii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (none such stock was outstanding as of June 30, 2007) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:
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
          The indenture contains events of default, including, without limitation, (subject to customary grace periods, cure rights and materiality thresholds) defaults based on (i) the failure to make payments of interest or principal when due, (ii) breaches of covenants, (iii) cross-defaults and cross acceleration to other material indebtedness, (iv) bankruptcy events, (v) material judgments and (vi) the actual or asserted invalidity of any guarantee. If any such event of default occurs, the notes could be declared due and immediately payable. Subject to certain exceptions, the indenture prohibits us and any of our restricted subsidiaries from entering into an affiliate transaction, unless (i) the transaction is on terms no less favorable to us or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by the Company or such restricted subsidiary with an unrelated entity; (ii) in transactions involving in excess of U.S.$1.0 million, a majority of the disinterested directors have determined that the transaction complies with (i); and (iii) in transactions involving in excess of U.S.$6.0 million, we deliver to the trustee a fairness opinion from an investment banking firm of national standing.

Indebtedness
          Our consolidated debt as of December 31, 2007 was Ps.2,197.2 million (U.S.$202.2 million), of which Ps.2,177.9 million (U.S.$199.4 million) was long-term debt. Ps.2,185.7 million (U.S.$201.1 million) of our consolidated debt outstanding as of December 31, 2007 was denominated in U.S. dollars and Ps.11.5 million was denominated in Mexican pesos. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 3.1 as of March 31, 2008. During 2007, we entered into currency swap transactions with Bank Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of our senior notes due 2014, for the payments during period from June 2008 to December 2010.
          The following table presents a breakdown of our consolidated debt for 2007 and 2006.

	As of December 31,				As of December 31,
	2007(1)				2006(2)
	Pesos		Dollars		Pesos		Dollars
			(In thousands)
Short Term Commercial Paper Denominated in Pesos:
Short term commercial paper	Ps.	—	U.S.$	—	Ps.	150,000.0	U.S.$	13,792.5
Accrued interest		—		—		1,500.0		137.9

Total short term commercial paper denominated in pesos		—		—		151,500.0		13,930.4
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos		11,479.2		1,056.4		23,655.8		2,175.1
Vendor financing denominated in dollars		1,293.8		119.1		54,199.8		4,983.7

Total vendor financing		12,773.0		1,175.5		77,855.6		7,158.8
Short Term Payable Bonds Denominated in U.S. Dollars:
U.S.$11.6 million 13 3/4% notes (issued on March 17, 2000) bearing interest at a rate of 13.75% maturing on April 1, 2007		—		—		126,047.0		11,590.0

Total short term payable bonds denominated in U.S. Dollars		—		—		126,047.0		11,590.0

Long Term Payable Bonds Denominated in U.S. Dollars:
U.S.$200 million senior notes due 2014 (U.S.$150 million issued on December 20, 2006, U.S.$25 million issued on January 10, 2007 and U.S.$25 million issued on September 5, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		2,173,240.0		200,000.0		1,631,325.0		150,000.0
Accrued interest		11,172.2		1,028.2		6,813.0		626.5
Total long term payable bonds denominated in U.S. dollars	Ps.	2,184,412.2	U.S.$	201,028.2	Ps.	1,638,138.0	U.S.$	150,626.5

(1)	Constant pesos as of December 31, 2007. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.10.8662 per U.S.$1.00 as reported by the Banco de México on December 31, 2007. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2)	Constant pesos as of December 31, 2006. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.10.8755 per U.S.$1.00 as reported by the Banco de México on December 31, 2006. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Resources from Operating, Financing and Investing Activities

	At December 31
	2007		2006		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	303,158.0	Ps.	87,898.3	244.9%
Net resources used in investing activities		(1,248,407.4)		(1,041,877.4)	19.8%
Net resources provided by financing activities		2,745,493.3		1,452,052.4	89.1%

	At December 31
	2006		2005		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	87,898.3	Ps.	322,353.2	(72.7)%
Net resources used in investing activities		(1,041,877.4)		(482,669.3)	115.9%
Net resources provided by financing activities		1,452,052.4		334,394.1	334.2%
          Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under Mexican GAAP our earnings were insufficient to cover our fixed charges by Ps.415.0 million (U.S.$38.0 million) in 2003, Ps.112.1 million (U.S.$10.3 million) in 2004 and Ps.47.7 million (U.S.$4.4 million) in 2005.
          As of December 31, 2007, we had Ps.2,539.5 million of cash and cash equivalents, compared to 762.7 million in December 31, 2006, of which Ps.23.4 million were restricted cash.
     Resources Provided by Operating Activities
          For the year ended December 31, 2007, resources provided by operating activities was Ps.215.3 million higher than in 2006. This increase was mainly driven by a Ps.126.0 million increase in resources generation, as a result of Ps. 65.5 million increase, year over year, in Net Profit and Ps. 60.6 million increase in non-cash items. In addition Ps.89.2 million increase in resources were result of improvements in working capital items, as detailed below:
•	Ps.34.0 million decrease in resources resulting from an increase in accounts receivable when compared to the Ps.251.0 million used in 2006 with the Ps.285.0 million used in 2007 as a result of our incremental operations, including a larger customer base and higher revenues;

•	Ps.77.2 million increase in resources resulting from a increase in liabilities and other assets when compared to the Ps.14.7 million decrease in resources provided in 2006 with the Ps.62.5 million increase in resources provided in 2007;

•	Ps.38.6 million increase in resources resulting from a decrease in restricted cash when compared to the Ps.15.2 million used in 2006 with the Ps.23.4 reduced in 2007 due to the cancellation of bank credits with IXE, Banorte and one swap transaction made on December 2007;

•	Ps.21.7 million increase in resources resulting from an decrease in inventory, when compared to the Ps.19.2 million used in 2006 with the Ps.2.5 million reduced in 2007; and

•	Ps.14.3 million decrease in resources resulting from a increase in prepaid expenses, when compared to the Ps.18.4 million used in 2006 with the Ps.4.1 million used in 2007.
          For the year ended December 31, 2006, net resources provided by operating activities was Ps.234.4 million lower than in 2005. This decrease was mainly driven by a Ps.112.3 million increase in resources resulting from a reduction in operating losses, offset by a Ps.346.8 million decrease in resources resulting from an increase in accounts receivable, restricted cash, liabilities and other assets, mainly attributable to:

•	Ps.183.4 million decrease in resources resulting from an increase in accounts receivable as a result of our incremental operations;

•	Ps.178.2 million decrease in resources resulting from a decrease in short term liabilities;

•	Ps.15.1 million decrease in resources resulting from an increase in inventory; and

•	Ps.29.9 million increase in case resulting from a decrease in prepaid expenses.
          For the year ended December 31, 2005, net resources used in operating activities was Ps.322.4 million compared to Ps.298.7 million for the year ended December 31, 2004. The increase of Ps.23.7 million between 2005 and 2004 was mainly attributable to a Ps.27.5 million increase in resources resulting from a decrease in losses from operations and a Ps.3.8 million decrease in resources resulting from an increase in accounts receivable, restricted cash, liabilities and other assets, mainly attributable to:
•	Ps.49.7 million decrease in resources resulting from an increase in accounts receivable as a result of the increase in our operations;

•	Ps.12.0 million decrease in resources resulting from a decrease in restricted cash as a result of the repayment of credit facilities to Banco Santander Serfin, S.A.;

•	Ps.71.9 million increase in resources resulting from an increase in short term liabilities;

•	Ps.13.2 million decrease in resources resulting from an increase in inventory; and

•	Ps.0.8 million decrease in resources resulting from an increase in prepaid expenses.
     Resources Provided by Financing Activities
          For the year ended December 31, 2007, net resources generated by financing activities increased by Ps.1,293.4 million compared to 2006. This increase was mainly due to:
•	Ps.2,643.4 million provided from the net proceeds of our initial public offering in 2007 when compared to with the Ps.364 million generated in 2006 by the sale of our common stock to Grupo VAC;

•	Ps.456.6 million provided by the senior notes due 2014 issuance (U.S.$50 million) in 2007 including a hedge valuation of Ps. 24.0 million when compared with Ps. 1,209.2 million net proceeds for senior notes due 2014 issuance (issuance of US$150 million and payment of US$42.7 million) made in 2006;

•	Ps.130.8 million used to redeem U.S.$11,590 of our 13 3/4% B series bonds maturing on April 1, 2007;

•	Ps.155.6 million used to redeem Ps. 150.0 million plus accrued interest of our commercial paper maturing May 17, 2007;

•	Ps. 80.8 million used to pay vendor financing in 2006 compared to Ps. 12.8 million used in 2007, a Ps.68.0 million decrease. Most of our vendor financing is related to vehicles, telecommunications and office equipment; and

•	Ps.157.3 million used to pay bank financing (a Ps. 78.4 million credit facility with IXE Bank and a Ps.78.9 million credit facility with Banorte Bank) and Ps.36.0 million used to pay other financing activities in 2006.
          For the year ended December 31, 2006, net resources generated by financing activities increased by Ps.1,117.7 million compared to 2005, due to:
•	Ps.364.3 million provided by the sale of our common stock to Grupo VAC Investors for U.S.$ 31.2 million;

•	Ps.1,692.6 million provided by the senior notes due 2014 issuance;

•	Ps.483.4 million used to pay (i) $5.1 million of senior notes due 2007 and (ii) $ 36.1 million of senior step-up note due 2009;

•	Ps.157.3 million used to pay (i) Ps.51.4 million on the Ixe Banco short term credit facility, (ii) Ps.20.5 million on the Banco Mercantil del Norte short term credit facility, (iii) Ps.27.0 million on the Ixe Banco long term credit facility, and (iv) Ps.58.4 million on the Banco Mercantil del Norte long term credit facility;

•	Ps.235.4 million used for the capitalization of liabilities held with a related party in connection with the acquisition and sale of a subsidiary; and

•	Ps.63.1 million used for other operating activities.
          For the year ended December 31, 2005, net resources generated by financing activities amounted to Ps.334.3 million compared to Ps.107.4 million in 2004, due to:
•	Ps.235.4 million provided by the capitalization of liabilities held with a related party in connection with the acquisition of a subsidiary;

•	Ps.163.5 million provided by a short term financing denominated in pesos with commercial paper including Ps.1.7 million of accrued interest;

•	Ps.78.3 million provided by a bank financing denominated in pesos obtained from Ixe Banco;

•	Ps.79.0 million provided by a bank financing denominated in pesos obtained from Banco Mercantil del Norte;

•	Ps.20.3 million provided an exchange rate stability hedging transaction obtained from Ixe Banco;

•	Ps.193.5 million used for the repayment of a bank financing denominated in pesos to Banco Santander; and

•	Ps.48.7 million used for the inflationary effect on our long term payable bonds.
     Resources Used for Investing Activities
          For the year ended December 31, 2007, net resources used for investing activities increased Ps.206.5 million. This increase was mainly attributable to a Ps.274.1 million increase in investment in telephone equipment as a result of our strategy of infrastructure growth during 2007, including the investment in intangible assets and other assets. Also, we acquired Sierra Comunicaciones Globales for Ps.33.6 million.
          For the year ended December 31, 2006, net resources used for investing activities increased Ps.559.2 million. This increase was mainly attributable to a Ps.458.0 million increase in investment in telephone equipment as a result of our strategy of infrastructure growth during 2006, including the investment in intangible assets and other assets. Also, we acquired Grupo Telereunión for Ps.101.2 million in May 13, 2006.
          For the year ended December 31, 2005, net resources used for investing activities amounted to Ps.482.7 million compared to Ps.388.1 million for the year ended December 31, 2004. The increase of Ps.94.6 million was mainly attributable to a Ps.114.1 million increase in investment in telephone equipment as a result of the implementation of our growth strategy during 2005 and a Ps.19.2 million decrease in investment in intangible and other assets resulting primarily from a non-cash inflationary effect.

Capital Expenditures
          Through December 31, 2007, we have invested Ps.7,054.5 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.155.3 million paid to obtain all of our frequency rights. Our 2007 capital expenditures amounted to Ps.1,248.4 million (U.S.$114.3 million) and our expected capital expenditures for 2008 are of Ps.1,365.0 million (U.S.125.0 million) will be funded with the proceeds from our recent initial public offering and senior notes offering.
Dividend Policy
          Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of the senior notes due 2014 allows us to pay cash dividends only if we meet the following conditions:
•	a minimum consolidated leverage ratio of less than 4.25 to 1.00 on or before December 31, 2007, 4.00 to 1.00 on or after January 1, 2008 and on or before December 31, 2009 and 3.50 to 1.00 on or after January 1, 2010;

•	a minimum fixed charge coverage ratio of 2.00 to 1.00;

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its redesignation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.
          In addition, we may not pay any dividend unless (i) such dividend is paid from our net profit account and the financial statements including such net profit have been approved by a shareholder resolution and (ii) the payment of the relevant dividend is approved by a shareholder resolution.
Effect of Inflation on Financial Information
          Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by MIPA, which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.
          We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (December 31, 2007), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this document have been restated in constant pesos as of December 31, 2007. In calendar years 2004, 2005, 2006 and 2007, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 5.2%, 3.3%, 4.1% and 3.8%, respectively.
          Statement B-12, issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.
          Under Mexican GAAP and in accordance with Statement B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “comprehensive cost of financing” refers to the combined financial effects of:

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
Principal Differences between Mexican GAAP and U.S. GAAP
          The financial information included in this annual report is prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2007 and 2006 and for each of the two years then ended; for a reconciliation of our net income as of December 31, 2007, 2006 and 2005 and for each of the three years then ended; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.
Recent United States Accounting Pronouncements
          In September 2006, the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 157 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The adoption of SFAS 157 is not expected to have any impact on our financial condition or results of operations.
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for us beginning in the 2008 first quarter. The adoption of SFAS No. 159 is not expected to have any impact on our financial condition or results of operations.
          In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”) which replaces FAS No.141, Business Combination.

FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The adoption of FAS 141(R) is not expected to have any impact on our financial condition or results of operations.
          In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The adoption of FAS 160 is not expected to have any impact on our financial condition or results of operations.
          On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of FAS 161 is not expected to have any impact on our financial condition or results of operations.
Recent Mexican Accounting Pronouncements
          During the last quarter of 2007, the CINIF issued certain Financial Reporting Standards (NIF, due to its name in Spanish) and certain Interpretations to Financial Reporting Standards (INIF, due to its name in Spanish), which became effective on January 1, 2008 and will not have a significant impact on the financial information, except for NIF B-2, Statement of cashflows, regarding presentation purposes as explained below:
          NIF B-2, Statement of Cash Flows, supersedes Statement B-12 “Statement for Changes in the Financial Position” and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. NIF B-2 also requires that a statement of cash flows reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by NIF B-2.
          NIF B-10, Effects of Inflation, replaces the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Statement B-10. NIF B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, NIF B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by NIF B-10.
          NIF B-15, Translation of Foreign Currencies, replaces the previous Statement B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” and introduces the concepts of accounting currency, functional currency and reporting currency. NIF B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. NIF B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by NIF B-15.
          NIF D-3, Benefits to Employees, replaces the previous Mexican GAAP Statement D-3 “Labor Obligations” and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. NIF D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). NIF D-3 eliminates the recognition in certain instances of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. NIF D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, NIF D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees.
          NIF D-4, Income Taxes, replaces the previous Mexican GAAP Statement D-4, “Accounting for income tax, asset tax and employees’ profit sharing", and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. NIF D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, under the scope of NIF D-3. NIF D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, NIF D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective.
          INIF 6 (Internal Financial Reporting Interpretations Committee), Option to choose the form of hedges, indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills with the new requirements established in paragraph 51a) of Statement C-10.
          INIF 7, Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset, amends the following paragraphs of Statement C-10:
          Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge; and
          Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.
          IFRIC 12 — Service concession arrangements. The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.
          Management is currently evaluating the supplemental application of this standard.

C.	Research and development, patents and licenses, etc.
          We do not undertake research and development activities other than market research.
D.	Trend information
          The Mexican Telecommunications industry is highly influenced by various U.S. industry trends, including:
•	The growth in broadband access;

•	The convergence of services and industries, as evidenced by the introduction of voice, data and video bundles in the market;

•	Multi-service IP services; and

•	Mobile services.
          The growth of competition has been substantial and we expect it to continue. We are continuously improving our competitive position by strengthening our voice and data products and services. The increase in competition negatively affects our profit margins.
          Our current financial constraints, including the uncertainty as to the availability of financing and the historical insufficiency of our earnings to cover fixed charges, has and may continue to negatively affect our plans for growth, including the buildout of our network. See “Item 3. Key Information — D. Risk Factors — We may need additional financing to implement our business plan after 2008 and such capital may not be available to us on acceptable terms.”
E.	Off - balance sheet arrangements
          We do not have any off-balance sheet arrangements.
F.	Tabular disclosure of contractual obligations
          The following table summarizes our minimum payments as of December 31, 2007 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of pesos)
Contractual Obligations:
Long-Term Debt Obligations	Ps.2,173,240.0	Ps.—	Ps.—	Ps.—	Ps.2,173,240.0
Capital (Finance) Lease Obligation	1,280.9	1,276.2	4.7	—	—
Vendor Financing	10,767.9	6,558.7	4,209.2	—	—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2007	724.3	628.2	96.1	—	—
Accounts Payable to CFE	36,476.4	1,276.1	2,552.3	2,552.3	30,095.7
Debt Obligations Interest	1,657,019.7	245,121.3	470,632.8	470,632.8	470,632.8
Sierra Comunicaciones Globales, S.A. de C.V. purchase payments due	13,582.8	13,582.8
Operating Lease Obligation	198,643.0	47,675.0	88,363.0	62,605.0	—
Interest to Account Payable to CFE	52,282.8	3,589.1	6,795.5	6,285.0	35,613.2

Total	Ps.4,144,017.8	Ps.319,707.4	Ps.572,653.6	Ps.542,075.1	Ps.2,709,581.7

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and senior management
Directors
          Our board of directors is responsible for the management of our business and is composed of nine members, each of whom is elected annually at our general ordinary meeting of shareholders. All board members hold the positions for one year and may be reelected.
          Set forth below are the name, age, position and a description of the business experience of each of our directors. The business address of our directors is that of our principal office.

Name	Age	Position
Adrián Aguirre Gómez	57	Director and Chairman of the Board
Eduardo Vázquez	45	Director and Vice Chairman of the Board
Gabriel Vázquez	47	Director
Lauro A. González Moreno*	46	Director
Marco Provencio Muñoz*	49	Director
Rodrigo Guerra Botello*	65	Director
Jacques Gliksberg	50	Director
Alfonso González Migoya*	63	Director
René S. Sagastuy Ferrandiz	47	Director

*	Independent Directors pursuant to the United States Securities Exchange Act of 1934, as amended and Rule 10 A-3 of the Mexican Securities Market Law.
          María Guadalupe Aguirre Gómez, Jorge Vázquez, Efrain Ruvalcaba, María Elena Aguirre Gómez and Marco Viola serve as alternate directors during the absence of Adrián Aguirre Gómez, Eduardo Vázquez, Gabriel Vázquez, Lauro A. González Moreno and Jacques Gliksberg, respectively. Gonzalo Alarcón I. is the secretary of the Board and our General Counsel.
          Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez and María Elena Aguirre Gomez are siblings. Eduardo Vázquez, Gabriel Vázquez and Jorge Vázquez are siblings.
          Lauro A. González Moreno, Marco Provencio Muñoz, Rodrigo Guerra Botello and Alfonso González Migoya are independent directors in terms of the Mexican legal dispositions.
          Set forth below is a brief biographical description of each of our directors:
          Adrián Aguirre Gómez has been a director and chairman of the board of Maxcom since March 1996. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México.
          Lauro González Moreno has been a director of Maxcom since November 2005. Previously, Mr. González was chief executive officer of Satmex and Principia, Satmex’s holding company. In addition, Mr. González was chief executive officer of Globalstar de México from 1996 to 2004, chief executive officer of Optel Telecommunications from 1994 to 1999, and an engagement manager at McKinsey & Company in Mexico and Brazil. Mr. González is the founder of Vita Brevis, a non-profit organization that promotes the use of information technology in elementary education in less developed communities and is on the board of trustees of UNETE, a non-profit organization providing education in Mexico through information technology.

          Marco Provencio Muñoz has been a director of Maxcom since May 2001. He is a partner and head of the public relations practice at StructurA, a leading economic and political consulting firm in Mexico. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including director general for International Financial Affairs and spokesman of the treasury. Mr. Provencio also worked for three years for the Foreign Affairs Ministry. Mr. Provencio holds an undergraduate degree in Economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University.
          Rodrigo Guerra Botello has been a director of Maxcom since June 2002. Mr. Guerra is also president of the Universidad Regiomontana in Monterrey, Mexico. Previously, Mr. Guerra was executive president of CETRO (a private trust for the development of small private business in Mexico), the national vice president of COPARMEX and the general director and treasurer of the Businessman Coordination Council. Mr. Guerra worked for AT&T México from March 1995 to January 1999 and served as president and chief executive officer of IBM de México from October 1980 to February 1995. Mr. Guerra was also director of Sidek and Situr. Mr. Guerra holds an undergraduate degree in chemical engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey.
          Eduardo Vázquez has been a director and vice president of Maxcom since July 2006. Mr. Vázquez has served as chairman of Grupo Telereunión since July 2004. Since April 2004, Mr. Vázquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Móviles. In 1990, Mr. Vázquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.
          Jacques Gliksberg has been a director since 2002. Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organización Rescarven, C.A. (Venezuela), Crown Linen, LLC and is the president of Difusión Panorámica, S.A. de C.V. Mr. Gliksberg was a managing partner of Banc of America Equity Partners from 1994 until 2005. He is now a managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.
          Alfonso González Migoya has been a director of Maxcom since 2007. Mr. González Migoya is currently the managing partner of Acumen Empresarial, S.A. de C.V., a Mexican finance and investment banking advisory firm. Mr. González Migoya worked for more than 24 years at Cydsa Group, where he served as director of finance for nine years and general director of the Chemical Division for eight years. Mr. Migoya was deputy general director of Grupo Financiero Bancomer for two years and was a corporate director of Grupo Alfa for ten years. He sits on the board of directors of Coca Cola — Femsa and Femsa, Grupo Industrial Saltillo, Banco Regional de Monterrey, Berel, Nacional Monte de Piedad and is a member of the audit committee of Vitro. He holds a degree in electrical mechanics engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration from Stanford University.
          René Sagastuy has been a director since February 26, 2007 and Maxcom’s chief executive officer since March 2003. Mr. Sagastuy was Maxcom’s chief operating officer from May 2001 until March 2003. Prior to joining Maxcom, Mr. Sagastuy served for one year as director of operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de México, S.A. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a Bachelor’s degree in civil engineering from the Universidad Iberoamericana in Mexico and a master’s degree in business administration from Instituto Tecnológico Autónomo de México.

          Gabriel Vázquez has been an alternate director of Maxcom since July 2006, and director since March 2008. Mr. Vázquez has served as chairman of several companies in the telecommunications sector, he served as board member of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. He also served as board member of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Moviles. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Actually, he served as Chairman and CEO of Germania Motors, S.A. de C.V. a BMW automobile dealership. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.
Senior Management
          Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.
          Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above. The business address of our executive officers is that of our principal office.

Name	Age	Position
René Sagastuy	47	President and Chief Executive Officer
José Antonio Solbes	42	Chief Financial Officer
Ricardo Arévalo Ruiz	44	Chief Operating and Technology Officer
Alejandro Díaz y Díaz	37	Vice President of Residential Sales
          Mr. Sagastuy’s biographical information is in the section above.
          José Antonio Solbes has been chief financial officer since October 2003 and has held various positions of increasing responsibility with Maxcom since May 1998, including treasurer, director of investor relations and director of administration. Prior to joining Maxcom, Mr. Solbes was corporate financial manager at Grupo Empresarial Organizado, S.A. de C.V. Mr. Solbes holds an accounting degree from the Universidad Anahuac and a master’s degree in finance from the same university. Mr. Solbes has completed the corporate financial strategy program at the J.L. Kellogg Graduate School of Management of Northwestern University.
          Ricardo Arévalo Ruiz has been our Chief Operating and Information Technology Officer since May 2003. Mr. Arévalo was Chief Information Systems Officer from April 2001 to April 2003. Prior to joining Maxcom, Mr. Arévalo served as Vice-President, Information Systems and Chief Information Officer of Grupo Iusacell from August 1997 to May 2001. Before then, Mr. Arévalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de México, S.A. de C.V. from May 1993 until August 1997. Mr. Arévalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arévalo has a bachelors’ degree in Computer Sciences and a diploma in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Arevalo also holds a diploma in executive management program from the Instituto Panamericano de Alta Dirección in Mexico City.
          Alejandro Díaz y Díaz has been the vice president of residential sales since December 2005. Since 1999, Mr. Díaz has held several positions at Maxcom, including market commercial director from June 2002 to November 2005. Prior to joining Maxcom, Mr. Díaz served as customer service development and training manager at Avantel from February 1998 to December 1998. Mr. Díaz received a bachelor’s degree in business administration from Instituto Tecnológico Autónomo de México and a diploma in telecommunications from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

B.	Compensation
          The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.
          We did not pay any cash or other compensation to the members of our board of directors during 2007. In 2007 we granted members of our board of directors the option to purchase the equivalent of 200,000 shares of Series A common stock. The exercise price of each share is U.S.$0.01 and the date of grant is based on attendance of board and committee meetings.
          In 2007, our executive officers and other senior managers received aggregate compensation of approximately Ps.25.8 million, including performance bonuses, and the option to purchase the equivalent of 14,735,961 shares of Series A common stock. These options were granted on July 17, 2006 and July 1, 2007 and have an exercise price of U.S.$0.31. Also they received options to purchase 7,569,007 shares pursuant to our initial public offering, thus becoming fully exercisable without restriction on October 2007. The exercise price of these options is U.S.$0.01 per option. For more information about the options, see “- Second Executive Stock Option Plan” below.
          Our senior management is not entitled to any benefits upon termination, except for what is due to them according to the Federal Labor Law (Ley Federal del Trabajo), except in the case of a change in control, where a third party takes control of the company and terminates the labor agreement of our senior management. In this case our senior management will be entitled to receive a termination bonus equivalent to up to two years of their salary in certain circumstances.
First Executive Stock Option Plan
          In May 1998, we implemented an executive stock option plan. This plan provided that Maxcom would grant options on every April 1, commencing in April 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to whom options to purchase shares were granted, as well as the terms of those options. Once the options were awarded, holders had the right to immediately exercise 20% of such options. The right to exercise the amount of the remaining options is accrued on a yearly basis in a fifth part each remaining year. In case the officer ceases to work for us, all options not exercised are forfeited. Options expire ten years from the date of grant.
          As of December 31, 2007, the plan had an amount of 575,000 shares to back options issued for officers due to their performance for the years of 1998, 1999 and 2000. As of December 31, 2006, 575,000 options of this plan had been granted, of which 304,502 remain to be exercised and 256,094 are fully exercisable. Options are subject to a trust established on June 20, 1999 and managed by Banco Nacional de México, S.A. The exercise price of the options granted in accordance with the First Executive Stock Option Plan ranges from U.S.$8.70 to U.S.$12.55 per option.
Second Executive Stock Option Plan
          As part of the capital increase and acquisition of Grupo Telereunión, see “Operating and Financial Review and Prospects — Recent Developments — Capital Stock Increase and Acquisition of Grupo Telereunión,” in July 2006, we amended the executive stock option plan granted to our officers for the services rendered during the years 2002, 2003 and 2004. The plan is divided into five levels, depending on the ranking of the different members of management. The first and second levels include the highest management level of Maxcom and depend upon achieving certain targets that the board fixes for the company every year. The participants of the three following levels are guaranteed a minimum amount of options. The granting of options for the members of the last level, which is comprised of the junior management, is discretionary. The underlying security of the options of this executive option plan is comprised of Series A common stock.
          Once options are granted, holders can immediately exercise 25% of such options. The remaining 75% of the options become exercisable pro rata over the succeeding three-year period. In the event the officer ceases to work for us, all options not exercised are forfeited. Options expire five years from the date of grant.
          As of December 31, 2007, our board of directors and shareholders had reserved an aggregate of

44,915,241shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors. As of December 31, 2007, options to purchase 42,468,936 shares had been granted, of which options to purchase 25,374,504 shares were fully exercisable. The exercise price of the Second Executive Stock Option Plan is U.S.$0.31 per option. The previous amounts includes options to purchase 7,569,007 shares pursuant to arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, thus becoming fully exercisable without restriction on October 2007 because of the initial public offering. The exercise price of these options is U.S.$0.01 per option.
Composition of the Board of Directors
          Our bylaws provide that the board of directors be comprised of at least five and no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are independent pursuant to Mexican law. A determination about independence must be made by our shareholders and it may be challenged by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
          Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.
Authority of the Board of Directors
          The management of our company is entrusted to the board of directors and the chief executive officer. The board of directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution thereof.
          Pursuant to the Mexican Securities Market Law, the board of directors must approve, among other matters:
•	our general strategy;

•	guidelines for the use of corporate assets;

•	on an individual basis, any transactions with related parties, subject to certain limited exceptions;

•	unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets;

•	the appointment or removal of the chief executive officer;

•	accounting and internal control policies; and

•	policies for disclosure of information.
          The Mexican Securities Market Law also imposes duties of care and of loyalty on directors.
C.	Board practices
          The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on March 24, 2008.
          Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.
          Members of the board of directors are not entitled to any benefits upon termination.
Committees
          In connection with the completion of our initial public offering in October 2007, our board of directors established an audit and corporate practices committee and an operating advisory committee to assist the board of directors to manage our business.
Audit and Corporate Practices Committee
          Our board of directors has established an audit and corporate practices committee responsible for advising the board on, and overseeing, our financial condition and matters regarding accounting, taxation and release of financial information, as well as to oversee and mitigate the risks of doing business in general and with related parties such as our shareholders, and to supervise the compliance of laws and securities regulations that apply to us. The charter of our audit and corporate practices committee contains the rules of operation of such committee. Under the charter, the audit and corporate practices committee must be composed of at least three members. Each member of the audit and corporate practices committee (including its president) must be independent under the rules of the United States Securities Exchange Act of 1934, as amended, or Exchange Act and the Mexican Securities Market Law.
          The audit and corporate practices committee is comprised of Marco Provencio Muñoz (who acts as Chairman of the committee), Lauro González Moreno and Alfonso González Migoya, all of whom are independent under the rules of the New York Stock Exchange, Rule 10A-3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor, PricewaterhouseCoopers, S.C., and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.
          The audit and corporate practices committee’s principal role is to supervise the external auditors, analyze the external auditor’s reports, inform the board of directors in respect of existing internal controls, supervise the execution of related party transactions, require the chief executive officer to prepare reports when deemed necessary, inform the board of directors of any irregularities that it encounters, supervise the activities of the chief executive officer and provide an annual report to the board of directors.
          The mandate of the audit and corporate practices committee is to establish and review procedures and controls to ensure that the financial information we distribute is useful, appropriate, reliable, and accurately reflects our financial position. The mandate of our audit and corporate practices committee includes the following functions, among others:
•	advise the board of directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by referenced to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results of the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•	evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•	discuss our financial statements with the chief financial officer for their preparation and review and issue a recommendation to the board of directors with respect to committee’s approval;

•	inform the board of directors of the status of the internal control and internal audit system, including any detected irregularities;

•	advise the board of directors with respect to the annual report of our chief financial officer;

•	assist the board of directors in preparation of the report on our principal accounting and financial information policies and criteria;

•	seek the opinion of independent experts and other advisors when required or deemed necessary;

•	investigate possible violations of operational guidelines and policies or of the internal control, internal audit and accounting records system;

•	request periodic meetings with management and any information related to internal control and internal audit;

•	call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda;

•	supervise and discuss with the board of directors our internal control system relating to risk management and compliance with applicable laws;

•	ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the board of directors;

•	report to the board of directors on any detected significant irregularities and on its activities in general and review and propose amendments to its rules;

•	supervise, review and discuss the audit procedures of our internal audit;

•	receive form our external auditors a report that includes an analysis of: (a) all critical accounting policies utilized by us; (b) all policies and financial reporting standards that differ from those utilized by us and that have been discussed with management, including the implications of using such policies and practices; and (c) any other written communications regarding significant matters between our external auditors and management, including the annual letter to management, in which our external auditors summarize their recommendations regarding our internal controls identified during the audit process;

•	establish procedures for receiving, retaining and addressing complaints regarding accounting, internal controls and audit matters, including procedures for confidential submission of such complaints;

•	review and analyze with management and our external auditors this annual report and the quarterly results presented to the Securities and Exchange Commission, or SEC;

•	oversee the execution of resolutions adopted at shareholders’ meetings by the board of directors; and

•	perform any other functions pursuant to its mandate or expressly conferred by the board of directors.
          Our audit and corporate practices committee has reviewed this annual report, as well as our consolidated financial statements and notes thereto included elsewhere in this annual report, and recommended that such financial statements be included herein.
Operating Advisory Committee
          Our operating advisory committee is responsible for advising the board on and overseeing Maxcom’s operations. The operating advisory committee is currently comprised of Adrián Aguirre, Jacques Gliksberg, Eduardo Vázquez and René Sagastuy.
Director and Officer Indemnification and Limitation on Liability
          Our bylaws provide that none of our directors, members of committees of our board of directors or officers shall be liable to us or our stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of our bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision. To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.
          Our bylaws also provide that each director, member of a committee of the board of directors and officer who is made or threatened to be made a party to a proceeding as a result of his or her provision of services to us will be indemnified and held harmless by us to the fullest extent permitted by Mexican law against all expenses and liabilities incurred in connection with service for or on behalf of us. There is doubt as to whether, under Mexican law, this indemnification will be enforceable in respect of the breach of the duty of loyalty. However, in the event that a director, officer or committee member initiated a proceeding, they will only be indemnified in connection with such proceeding if it was authorized by our board of directors.
          We may maintain insurance policies under which our directors and certain officers are insured, subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.
          Unless otherwise determined by our board of directors, expenses incurred by any of our directors, members of a committee or officers in defending a proceeding shall be paid by us in advance of such proceeding’s final disposition subject to our receipt of an undertaking, in form and substance satisfactory to our board of directors, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.
          Persons which are not covered by the foregoing indemnification rights and who are or were our employees or agents, or who are or were serving at our request as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may also be indemnified to the extent authorized at any time or from time to time by our board of directors. Such expenses related to a proceeding incurred by such other employees and agents may also be paid in advance of a proceeding’s final disposition, subject to any terms and conditions on such payment as our board of directors deems appropriate.
D.	Employees
          See “Item 4. Information on the Company — B. Business Overview — Our Company — Employees.”
E.	Share ownership
          As of December 31, 2007, Messrs. Jacques Gliksberg and Marco Viola, Nexus-Holdings I, LLC, BASCF-Maxcom Holding I, LLC and BAS Capital Funding Corporation hold, directly or indirectly, 39.92% of our capital stock. Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez and María Elena Aguirre Gómez hold directly or indirectly, 1.84% of our capital stock. Eduardo Vázquez, Gabriel Vázquez and Jorge Vázquez hold directly or indirectly, 9.98% of our capital stock. None of our other directors or officers owns more than 1% of our shares.
          The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans, described above under “- B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders and Share Ownership
          The following table sets forth information with respect to beneficial ownership of our capital stock, including shares underlying CPOs, by:
•	each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
          The table includes 789,818,829 shares of Series A common stock issued and outstanding.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation(1)	315,261,170	39.92%	283,261,169
Adrián Aguirre Gómez(2)	14,549,048	1.84%	11,549,043
Eduardo Vázquez(3)	78,843,503	9.98%	50,843,502
Lauro González Moreno	*	*	—
Maria Guadalupe Aguirre Gómez(2)	*	*	—
Rodrigo Guerra Botello	*	*	—
Jacques Gliksberg(1)	315,261,170	39.92%	283,261,169
Alfonso González Migoya	*	*	—
Marco Viola(1)	315,261,170	39.92%	283,261,169
René Sagastuy Fernandiz	*	*	—
Marco Provencio Muñoz	*	*	—
José Antonio Solbes	*	*	—
Ricardo Arévalo Ruiz	*	*	—
Alejandro Diaz y Diaz	*	*	—
All executive officers and directors as a group (12 persons)	411,718,662	52.12%	345,808,714

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

(1)	Includes 2,661,345 shares of Series A common stock held by BAS Capital Funding Corporation, an indirect wholly-owned subsidiary of Bank of America Corporation, 294,573 shares of Series A common stock held by BankAmerica Investment Corporation, a wholly-owned subsidiary of Bank of America Corporation, 85,741,830 shares of Series A common stock held by BASCFC-Maxcom Holdings I, LLC, a wholly-owned subsidiary of Bank of America Corporation, 305,000 shares of Series A common stock held by Nexus Partners I, LLC, an indirect wholly-owned subsidiary of Bank of America Corporation and 194,258,418 shares of Series A common stock held by Nexus-Maxcom Holdings I, LLC, a subsidiary of Bank of America Corporation. Nexus Partners I, LLC, the ultimate general partner of Nexus-Maxcom Holdings I, LLC, Marco Viola and Jacques Gliksberg contractually manage the shares of the Company beneficially owned by Bank of America Corporation and, as such, may be deemed to share voting and investment power with respect to the shares beneficially owned by Bank of America Corporation. Bank of America Corporation is an affiliate of certain registered broker-dealers, including Bank of America Securities LLC. The securities beneficially owned by Bank of America Corporation were acquired in the ordinary course of business and at the time of purchase, Bank of America Corporation had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

(2)	Includes 10,763,036 shares of Series A common stock beneficially owned, directly or indirectly, by the Aguirre Gómez family.

(3)	Includes 47,506,213 shares of Series A common stock beneficially owned, directly or indirectly, by the Vazquez Family.
Significant Changes in Share Ownership
          On July 21, 2006, we reached an agreement with certain entities controlled by the Grupo VAC Investors to acquire Grupo Telereunión. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our equity. There have been no other significant changes in the percentage share ownership of our shareholders who hold more than 5% of our capital stock during the last three years.
Differences in Voting Rights
          With respect to any particular class of our securities, the voting rights of our major shareholders, directors and executive officers is not different than the voting rights of other holders of the same class of securities.
Securityholders Agreement
          On July 20, 2006, in connection with the acquisition of Grupo Telereunión, we entered into the Third Amended and Restated Securityholders Agreement among the holders of our previously outstanding Series A, Series B and Series N shares. The primary purpose of the securityholders agreement was to confirm the rights and obligations under the bylaws of each of the parties to such agreement. The securityholders agreement was terminated in connection with our initial public offering in October 2007.
Registration Rights Agreement
          In connection with the termination of the securityholders agreement described above, on October 19, 2007 we entered into a registration rights agreement with certain of our shareholders, including certain entities associated with Bank of America Corporation, and the Grupo VAC Investors pursuant to which we agreed to register for sale under the Securities Act shares of our Series A common stock and/or CPOs held by them and, in the case of the shares and/or CPOs currently held by certain entities associated with Bank of America Corporation, certain of their transferees to the extent so designated by BAS Capital Funding Corporation, who we refer to as the BA Transferees, in the circumstances described below. This agreement provides some holders of our Series A common stock and/or CPOs with the right to require us to file a registration statement and provides stockholders who are parties to the agreement with the right to include Series A common stock and/or CPOs owned by them in a registration statement under most other circumstances. The following describes such rights and circumstances.
          Demand Rights. BAS Capital Funding Corporation, Nexus Partners I, LLC, Nexus and the BA Transferees have the right to require us, from time to time, to register shares or CPOs held by them. We call the right to require us to register shares or CPOs a demand right and the resulting registration a demand registration. BAS Capital Funding Corporation, Nexus Partners I, LLC, Nexus and the BA Transferees may make an unlimited number of such demands for registration on Form F-1 or, if available to us, on Form F-3. Additionally, following the sixth anniversary of the completion of our initial public offering, the representative of the Grupo VAC Investors may make an unlimited number of such demands for registration on Form F-1 or, if available to us, on Form F-3.
          Piggyback Rights. Shareholders who are party to the registration rights agreement can request to participate in, or “piggyback” on, registrations of any of our securities for sale by us or by a third party. We call this right a piggyback right and the resulting registration a piggyback registration.
          Conditions and Limitations; Expenses. The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. In addition, if so requested by the underwriters, holders of securities with registration rights will not be allowed to make any public sale of our equity securities (including sales under Rule 144) during a period that begins thirty days before the effectiveness of a registration statement and that ends, in the case of our initial public offering, 180 days after our initial public offering and, in any other underwritten offering in which registration rights were exercised, ninety days after effectiveness.
          Other than underwriting discounts and commissions and brokers’ commissions, we will pay all registration expenses in connection with a registration, as well as all fees and expenses of BAS Capital Funding Corporation, Nexus Partners I, LLC, Nexus and the BA Transferees and certain entities associated with Bank of America Corporation in connection with such demand or piggyback registration and reasonable fees and disbursements of one counsel for all other holders who are party to the registration rights agreement and included in such registration.

B.	Related party transactions
General policy
          Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiaries), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm’s-length basis from an unaffiliated third party.
     Acquisition of Sierra Comunicaciones Globales
          In November 2007, the Company acquired all the equity capital of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was U.S.$3.0 million, which was paid U.S.$1.75 million on November 15, 2007, with the remaining U.S.$1.25 million paid on November 10, 2008. In addition, we exercised a right of first refusal granted by Grupo VAC in connection with the Grupo Telereunión acquisition (see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders and Share Ownership — Significant Changes in Share Ownership”).
Advertising
          On April 9, 2002 we agreed to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma, a company controlled by certain members of the Aguirre Gómez family. Operadora Plusgamma is an operator of a network of radio station located throughout Mexico. The Aguirre Gómez family used the U.S.$3.0 million proceeds that were received by Operadora Plusgamma from this agreement to purchase our former series A-1 shares pursuant to the private equity investment made at the time of our recapitalization in 2002.
Spin-off and sale of subsidiary
          On August 30, 2005, our shareholders approved a corporate restructuring whereby Ps.9.1 million of assets, Ps.9.0 million of liabilities and Ps.0.1 million of equity were transferred to a newly-formed spun-off company, Mijolife, S.A. de C.V. which was owned by existing shareholders in the same proportion as their ownership in us. In accordance with Mexican tax law, a proportional amount of existing net operating tax loss carryforwards were also transferred therewith.
          In a subsequent transaction with our shareholders, we reacquired a 99% interest in Mijolife, S.A. de C.V. for Ps.235.4 million (Ps.214.0 million in nominal pesos as of August 30, 2005), an amount equal to its fair market value. Such amount was subsequently capitalized as equity. On November 22, 2005, we sold Mijolife, S.A. de C.V. to a third party for Ps.235.4 million (Ps.214.0 million in nominal pesos as of August 30, 2005) in cash with no resulting gain or loss.
C.	Interest of experts and counsel
          Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
Financial Statements
          See Item 18.
Legal Proceedings
          See “Item 4. Information on the Company — B. Business Overview — Legal Matters and Administrative Proceedings.”

Dividend Policy
          See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Dividend policy.”
B.	Significant changes
     Reclassification of Capital Stock and 2007 Initial Public Offering
          On October 24, 2007, we completed an initial public offering of shares of our Series A common stock in the form of Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, including American Depositary Shares, or ADSs, comprised of CPOs. In connection with the initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. As of September 30, 2007, we had issued and outstanding 17,289,620 shares of Series A common stock, 16,611,595 shares of Series B common stock and 450,455,821 shares of Series N common stock. Upon completion of the reclassification, which took place prior to the closing of our initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
          We issued a total of 304,608,201 shares of Series A common stock, including the primary portion and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network. However, we currently have no commitments or agreements to use the net proceeds of the offering for capital expenditures, and we may use net proceeds of the offering for general corporate purposes, including repayment of debt, investment in our subsidiaries, working capital, repurchases of stock or the financing of possible acquisitions or business opportunities. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes.
     Capital Stock Increase and Acquisition of Grupo Telereunión
          On July 21, 2006, we reached an agreement with certain members of the Vázquez family, whom we refer to as the Grupo VAC Investors, to acquire Telereunión, S.A. de C.V., or Telereunión, Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., which together we refer to as Grupo Telereunión. The purchase price for Grupo Telereunión was U.S.$8.5 million, which was paid with the issuance of 21,579,658 of our common shares to the Grupo VAC Investors. As part of this transaction, the Grupo VAC Investors subscribed for an additional 57,233,845 of our common shares for a purchase price of U.S.$22.7 million, which was paid in cash. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our equity. The proceeds from the sale of our common shares and the acquired Grupo Telereunión network enabled us to continue the expansion of our product offerings into areas we currently serve as well as new areas previously unserved by our network.
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
          As part of the agreement with the Grupo VAC Investors, our shareholders converted all of the preferred shares into common shares by eliminating the liquidation preference of those shares, which at the time of the conversion, such shares represented approximately 92.5% of our capital stock. As consideration for elimination of the liquidation preference, our shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment. The aggregate payment to the preferred shareholders was 126,297,257 common shares. After giving effect to the capital stock increase, the acquisition of Grupo Telereunión and the capital stock restructuring, there were 482,334,778 shares outstanding as of December 31, 2006. In accordance with the provisions of NIF C-11 (Capital Contable), the increase in the number of outstanding shares resulting from the stock dividend payment had no accounting effect since the value of capital stock remained the same.
          In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2007 and 2006 was Ps. 37.1 and Ps.16.0 million, respectively. See “Item 10. — Additional Information — Description of Capital Stock” for a further description of our outstanding capital stock.
ITEM 9. THE OFFER AND LISTING
Trading Market
          In connection with our initial public offering on October 24, 2007, our American Depositary Shares, or ADSs, each representing seven (7) Ordinary Participation Certificates (CPOs) in Mexico, were listed and commenced trading on October 19, 2007 on New York Stock Exchange under the symbol “MXT” and on the Mexican Stock Exchange under the symbol “MAXCOM CPO”.
          The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

	Mexican Stock Exchange				New York Stock Exchange
	(Mexican pesos per CPO)				(U.S. dollars per ADS)
	High		Low		High	Low

Annual Highs and Lows
2008 (through June 11, 2008)	Ps.	23.70	Ps.	16.10	$16.03	$9.44
2007 (beginning October 19, 2007)		31.00		19.00	19.98	12.17

Quarterly Highs and Lows
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter (through June 11, 2008)		23.70		16.10	16.03	9.44
2007:
Fourth Quarter (beginning October 19, 2007)		31.00		19.00	19.98	12.17

Monthly
2008:
January	Ps.	19.94	Ps.	16.50	$12.90	$9.89
February		20.39		18.53	13.25	11.76
March		19.28		17.29	12.52	11.02
April		19.20		16.38	12.53	9.44
May		21.80		16.10	14.66	10.61
June (through June 11, 2008)		23.70		19.10	16.03	12.76
2007:
October (beginning October 19, 2007)		31.00		26.60	19.98	17.01
November		27.70		22.67	18.80	14.35
December		26.32		19.00	17.83	12.17
Trading on the Mexican Stock Exchange
          The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, The Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima bursátil de capital variable. Securities are traded on the Mexican Stock Exchange from 8:30 am to 3:00 pm Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been conducted electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility. Under current regulations, this system applies to ADSs. However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.
          Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement even by mutual agreement, is not permitted without approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) or CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, Institución para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.
          Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico currently exists.
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
          Maxcom’s corporate purposes are found under Article Two of its bylaws. The duration of Maxcom’s existence under our bylaws is indefinite.
          The following table sets forth our capital structure as of December 31, 2007:

		% of Total
	Number	Capital
Class of Shares	of Shares	Structure
Series A common stock	789,818,829	100%

Total	789,818,829	100%

          We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of December 31, 2007, we have issued neutral investment shares representing approximately 92.92% of our total capital stock. Our Series A common stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock.
DESCRIPTION OF CAPITAL STOCK
          The following information describes our outstanding capital stock and provisions of our bylaws. This description may not contain all of the information that is important to you. To understand them fully, you should read our bylaws, a copy of which is filed with the SEC as an exhibit to the registration statement filed with the SEC on October 17, 2007. The following descriptions are qualified in their entirety by reference to the bylaws and to applicable provisions of Mexican law.

Outstanding Capital Stock
          Because we are a variable capital stock corporation, our capital stock must have a fixed portion and may have a variable portion, both of which will be represented by shares of Series A common stock. Our outstanding capital stock consists of 1,528,827 shares of Series A common stock representing the fixed portion of our capital stock and 788,290,002 shares of Series A common stock representing the variable portion of our capital stock.
Changes to Capital Stock
          The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our bylaws. The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting without amending our bylaws. Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations. New shares (other than then existing treasury shares) cannot be issued unless the then-issued and outstanding shares have been paid in full.
Registration and Transfer
          Our shares of Series A common stock are evidenced by share certificates in registered form. Our shareholders that hold our shares of Series A common stock directly (and not through CPOs) may hold their shares in the form of physical certificates. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities, the depositary for the CPOs, are recognized as our shareholders. Pursuant to Mexican law, any transfer of our shares effected by the transfer of a physical certificate must be registered in our stock registry to be valid.
Shareholders’ Meetings
          General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings. Shareholders may also hold special meetings for matters affecting a single class of capital stock. Under Mexican law and our bylaws, shareholders’ meetings may be called by:
•	our board of directors and the president or secretary of the board;

•	shareholders representing at least 10% of our outstanding capital stock who request the board of directors or the audit and corporate practices committee to call a shareholders meeting;

•	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described immediately above;

•	the audit and corporate practices committee; and

•	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders meeting did not to address the matters required to be addressed in an annual shareholders’ meeting.
          Calls for shareholders’ meetings will be required to be published in any two of the following publications: Reforma newspaper (business section), El Financiero newspaper, the Official Gazette of the Federal District, the Official Gazette of the Federation or in a newspaper of general circulation of our corporate domicile, at least 15 days before the scheduled date of the shareholders’ meeting in the case of first calls, and at least 5 days in advance in the case of second and subsequent calls. Calls for shareholders’ meetings must set forth the place, date and time of the meeting and the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, we must make available to our shareholders all relevant information at our executive offices. To attend a shareholders’ meeting, potential attendees must hold shares of our stock that are registered in their name in the stock registry, present evidence of the deposit of certificates evidencing shares of our stock owned by them with a financial institution or deposit such certificates with our secretary, or present a proxy issued by the CPO trustee, coupled with certificates issued by the custodian of the holder, together with an Indeval certification. See “— Voting Rights,” “Description of the CPO Trust” and “Description of American Depositary Shares.”
          General Ordinary Shareholders’ Meetings. General ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary meetings. We are required to hold a general ordinary shareholders’ meeting at least once a year, during the first four months following the end of our fiscal year, to:
•	approve the financial statements for the preceding fiscal year;

•	elect directors;

•	discuss and approve the audit and corporate practices committee’s, the board of directors’ and the chief executive officer’s annual report;

•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and

•	determine the maximum amount of resources allocated to share repurchases.
          In addition, any transaction representing 5% or more of our consolidated assets during any fiscal year must be approved by our shareholders.
          Holders of at least 50% of our issued and outstanding voting stock must be present, in person or by proxy, to satisfy the attendance quorum requirements for a general ordinary shareholders’ meeting. Assuming a quorum is present, resolutions may be approved by a majority of the voting capital stock represented at a general ordinary shareholders’ meeting. If the attendance quorum is not met upon the first call of a general ordinary shareholders’ meeting, a subsequent general ordinary shareholders’ meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding voting stock represented at such meeting.
          General Extraordinary Shareholders’ Meetings. General extraordinary shareholders’ meetings will be those called to consider:
•	an extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital stock;

•	any change in our corporate purpose or nationality;

•	any merger or transformation into another type of company;

•	any issuance of preferred stock;

•	the redemption of shares with retained earnings;

•	any amendments to our bylaws;

•	any other matters provided for by law or our bylaws; or

•	the cancellation of the registration of our class A common stock or CPOs representing such shares at the Mexican National Securities Registry or any stock exchange (except for automated quotation systems).

          Holders of at least 75% of our issued and outstanding voting stock must be present, in person or by proxy, to satisfy the attendance quorum requirements for a general extraordinary shareholders’ meeting. If an attendance quorum is not met upon the first call of a general extraordinary shareholders’ meeting, a subsequent meeting may be called, at which the attendance quorum requirements will be satisfied if at least 50% of our issued and outstanding voting capital stock is present, whether in person or by proxy. In either case, at a general extraordinary shareholders’ meeting, resolutions must be approved by the vote of at least 50% of our issued and outstanding voting capital stock.
          Special Shareholders Meetings. A special shareholders’ meeting of holders of a single class of our shares may be called if an action is proposed to be taken that may only affect such class. Because we have a single outstanding class of shares, we do not expect to hold special shareholders’ meetings. The quorum for a special meeting of shareholders and the vote required to pass a resolution at a special shareholders’ meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the class that is the subject of the special meeting of shareholders.
          Cumulative Voting. Holders of our class A common stock, or CPOs representing our class A common stock, will not have cumulative voting rights. However, under the Mexican Securities Market Law, at each shareholders’ meeting at which nominees for director stand for election, holders of at least 10% of our issued and outstanding voting capital stock are entitled to appoint one member to the board of directors for each 10% of our issued and outstanding voting capital stock held and, if applicable, one alternate member of the board of directors in addition to the directors elected by the majority.
Voting Rights
          Each outstanding share of our Series A common stock is entitled to one vote on all matters submitted to the vote of shareholders. Because of the limitations imposed by Mexico’s Foreign Investment Law and the Federal Telecommunications Law, the voting rights of non-Mexicans who hold shares of our Series A common stock directly cannot exceed 49% of the total voting rights and non-Mexican holders of CPOs and ADSs are only entitled to cause the vote of the underlying shares of Series A common stock in limited cases. As a result, the ability of non- Mexican holders of CPOs and ADSs to direct the vote of underlying shares of Series A common stock is limited. See “Description of the CPO Trust — Voting Rights with respect of the underlying shares.”
Ownership Restrictions
          Our bylaws provide that, so long as Mexican law does not allow unrestricted foreign ownership of our capital stock, no transfer of shares of Series A common stock to or acquisition or subscription of shares of Series A common stock by a non-Mexican shall be permitted if such transfer, acquisition or subscription would result in non-Mexicans holding directly in excess of 49% of the total number of shares of Series A common stock not held by the CPO trustee. See “- Other Provisions — Foreign Investment Regulations.”
Preemptive Rights
          Under Mexican law, holders of our Series A common stock have preemptive rights for all share issuances or increases except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary to maintain their existing ownership percentage. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the meeting approving the relevant issuance of additional shares. This period must continue for at least 15 days following the publication of notice of the issuance in the Official Gazette of the Federation and in a newspaper of general circulation in our corporate domicile. Under Mexican law, shareholders cannot waive their preemptive rights in advance and preemptive rights may not be represented by an instrument that is negotiable separately from the corresponding share. These preemptive rights do not apply in the case of shares issued in connection with mergers, sales of shares held in our treasury as a result of repurchases of shares conducted on the Mexican Stock Exchange, the issuance of shares held in treasury previously approved by our shareholders for issuance in a public offering in accordance with Article 53 of Mexican Securities Market Law, the issuance of shares upon the conversion of debentures or other similar debt instruments and the issuance of shares to employees, officers and directors pursuant to stock option plans, stock plans, retirement or similar plans.

Dividends
          Our board of directors must submit our financial statements for the previous fiscal year at our annual general ordinary shareholders’ meeting for approval. Once our shareholders approve our financial statements, they must allocate net profits for the previous fiscal year. Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares. The remaining balance, if any, constitutes distributable profits that may be distributed as dividends. Cash dividends on shares not held through Indeval will be paid against delivery of the respective dividend coupon, if any.
Redemption
          In accordance with our bylaws, shares representing our capital stock are subject to redemption in connection with either a reduction of capital stock or a redemption with distributable profits, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made pro rata among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders’ meeting, but in no case the redemption price shall be less than the book value of such shares as determined pursuant to our latest balance sheet approved at a general ordinary shareholders’ meeting. In the case of a redemption with retained earnings, such redemption shall be conducted by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our bylaws, or pro rata among the shareholders.
Dissolution or Liquidation
          Upon our dissolution or liquidation, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. Subject to the preferences of other classes or series of stock that may be outstanding at the time, all fully paid, issued and outstanding shares of our Series A common stock (whether or not underlying CPOs) will be entitled to participate equally in any liquidating distributions.
Certain Minority Protections
          In accordance with the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:
•	Holders of at least 5% of our outstanding shares, whether directly or through CPOs or ADSs, are required to initiate action against some or all of our directors for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

•	Holders of at least 10% of our outstanding share capital, whether directly or through CPOs or ADSs, are able to:
•	request a call for a shareholders’ meeting;

•	request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•	appoint one member of our board of directors and one alternate member of our board of directors except that for non-Mexican holders of CPOs or ADSs this right will only be exercisable if a majority of our directors are appointed by Mexican investors. See “Description of the CPO Trust.”
•	Holders, whether directly or through CPOs or ADSs, of 20% of our outstanding share capital to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution within 15 days following the adjournment of the meeting at which the action was taken, provided that the challenged resolution violates Mexican law or our bylaws, the opposing shareholders either did not attend the meeting or voted against the challenged resolution, and the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder.
Other Provisions
     Foreign Investment Regulations
          Mexico’s Foreign Investment Law and the Federal Telecommunications Law restrict ownership by non- Mexicans of our capital stock. Mexican shareholders must hold at least 51% of the shares of Series A common stock directly and the balance may be held by non-Mexican shareholders. We filed an application with the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to amend our existing authorization to issue up to 95% of our capital stock in the form of neutral investment and received authorization allowing that up to 95% of our capital stock can be owned, subscribed or acquired by a banking institution acting as trustee of a neutral investment trust in accordance with the Foreign Investment Law (which would be the securities underlying the CPOs). The remaining 5% of our capital stock must be represented directly by shares of Series A common stock, of which at least 51% must be owned by Mexican holders. As required by Mexican law, our bylaws provide that no transfer to or acquisition or subscription of shares by a non-Mexican can be made if such transfer, acquisition or subscription would result in non-Mexicans holding in excess of 49% of the total number of shares of Series A common stock not underlying the CPOs. The CPOs issued may be freely subscribed, acquired or owned by Mexicans or non-Mexicans. CPOs shall not be counted for purposes of determining the foreign investment percentage limitations under the Foreign Investment Law and the Federal Telecommunications Law. Non-Mexican investors will hold shares of Series A common stock indirectly through CPOs or ADSs. See “Description of the CPO Trust” and “Description of American Depositary Shares.”
     Purchase of Shares by Us
          We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders meeting. We are not required to create a special reserve for the repurchase of shares and we are not required to obtain the approval of our board of directors to effect share repurchases. However, the maximum amount that may be applied for share repurchases must be approved by our shareholders and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Any share repurchases must be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). If we intend to repurchase shares representing more than 1% of our outstanding share capital at a single trading session, we will be required to inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding share capital during a period of twenty trading days, we will be required to conduct a public tender offer for such shares.
     Purchases of Shares by our Subsidiaries
          Our subsidiaries or other entities controlled by us may not purchase, directly or indirectly, shares representing our capital stock or shares of companies or entities that are our shareholders.
     Conflicts of Interest
          Under Mexican law, any shareholder that votes on a transaction in which its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without such shareholder’s vote.
          In accordance with the duty of loyalty imposed on directors, a member of the board of directors with a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith. A breach by any member of the board of directors of any such obligations may result in the director being liable for damages and lost profits.
     Exclusive Jurisdiction
          Our amended bylaws will provide that, in connection with any controversy between our shareholders and us, or between our shareholders in connection with any matter related to us, both we and our shareholders must submit to the jurisdiction of the courts of Mexico City, Federal District, Mexico.
     Withdrawal Rights
          In accordance with applicable Mexican law, only when our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one corporate form to another, will any shareholder entitled to vote that voted against these matters have the right to withdraw and receive the book value for its shares as set forth in the last financial statements approved by our shareholders, provided that the shareholder exercises this right within 15 days after the meeting at which the relevant matter was approved.
     Cancellation of Registration in the Mexican National Securities Registry
          Pursuant to our bylaws, and as prescribed by the Mexican Securities Market Law, we are required to make a public tender offer for the purchase of stock held by the minority shareholders in the event that the listing of our shares of Series A common stock or CPOs on the Mexican Stock Exchange is cancelled, either by our resolution or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our voting stock, if it has the ability to control the outcome of decisions made at a shareholders or board of directors meeting or has the ability to appoint a majority of the members of our board of directors. The price at which the stock must be purchased is the higher of:
•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.
          If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If requested by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.
          Our board of directors must make a determination with respect to the fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion. The resolution of the board of directors may be accompanied by a fairness opinion issued by an expert selected by our audit and corporate practices committee.
     Elimination of Foreign Ownership Restrictions
          The provisions of our bylaws restricting foreign ownership of our capital stock are based upon applicable provisions of the Mexican Foreign Investment Law and Mexican Federal Telecommunications Law. If these laws are modified so as to permit the unrestricted ownership of our capital stock and/or control of us by non-Mexicans, the corresponding limitations contained in our bylaws will cease to have effect. Our bylaws also provide that, in such circumstances, we will use our best efforts to take any and all actions necessary or advisable to cause the termination of the CPO trust and the distribution of the underlying shares of Series A common stock to the CPO holders including:
•	concurrently with the termination of the CPO trust and distribution of the underlying shares, the registration of the Series A common stock with the Mexican National Securities Registry maintained by the CNBV and, if necessary, the registration of the distribution of such shares under the Securities Act;

•	the listing of the shares on the Mexican Stock Exchange;

•	those required to modify our bylaws to permit unrestricted foreign ownership and/or control of our capital stock (and the CPOs);

•	the preparation of proxy materials for and the solicitation of shareholder, and CPO holder, approval of the termination of CPO trust and any required or advisable amendments to our bylaws; and

•	causing all filings, notices, applications and permits related to, and obtaining approvals and authorizations of, such termination and distribution.
          The provisions of the CPO trust agreement contain provisions similar to those of our bylaws.
     Forfeiture of Stock
          Under our bylaws, the current or future foreign shareholders of Maxcom formally undertake with the Ministry of Foreign Relations (Secretaría de Relaciones Exteriores) to consider themselves as Mexican nationals with respect to the stock of Maxcom that they may acquire or own, as well as with respect to the properties, rights, concessions, securities or interests owned by Maxcom, or the rights and obligations derived from the agreements entered with the Mexican authorities to which Maxcom is a party. The current or future foreign shareholders of Maxcom formally undertake not to invoke the protection of their government, under penalty of forfeiting such shares to the benefit of the Mexican nation.
     Duration and Dissolution
          Our corporate existence under our bylaws is indefinite. Pursuant to the Mexican Companies Law and our bylaws, we may be dissolved upon the occurrence, among other things, of any of the following events:
•	the impossibility of continuing with our current line of business;

•	the resolution of our shareholders at an extraordinary general shareholders’ meeting;

•	the reduction of the number of our shareholders to fewer than two; and

•	the loss of two-thirds of our capital stock.
     Anti-takeover Provisions
          Our bylaws provide that no person or group of persons may acquire (or enter into arrangements to control, possess or exercise rights with respect to) 20% or more of our shares, directly or indirectly, without the prior approval of the board of directors and none of our competitors may acquire 2% or more of our shares, directly or indirectly, without the prior approval of the board of directors. In both cases, the approval of the board of directors must be granted or denied within 90 days after notice of the proposed transaction is given to the board of directors. If our board of directors approves the transaction, the potential purchaser must conduct a tender offer to purchase 100% of our shares on terms approved by our board of directors.
          Our board of directors may revoke an approval or approve more than a single offer, in light of competing offers or for other circumstances. Our board of directors may relieve a purchaser from the tender offer obligation at its sole discretion. This restriction will not be applicable to share transfers resulting from inheritance, transfers to affiliates of a shareholder or distributions to equity holders of a shareholder.
DESCRIPTION OF THE CPO TRUST
          The following information describes our outstanding CPOs. This description may not contain all of the information that is important to you. To understand it fully, you should read the CPO trust agreement, a translated copy of which is filed with the SEC as an exhibit to our registration statement filed with the SEC on October 17, 2007.

The following descriptions are qualified in their entirety by reference to the CPO trust agreement and to the applicable provisions of Mexican law.
General
          CPOs are negotiable instruments issued by a financial institution acting as trustee under Mexican law. For each outstanding CPO, three shares of our Series A common stock will be held by the CPO trustee. The CPOs are listed on the Mexican Stock Exchange. The CPO trust has a maximum term of 50 years. After such period has expired, the CPO trust could either be extended or terminated in accordance with its terms, or substituted by a new CPO trust. If the CPO trust is terminated, the CPOs will cease to be listed on the Mexican Stock Exchange and holders of CPOs and ADSs who are non-Mexicans will not be entitled to hold the underlying shares of Series A common stock directly and will be required to have their interest in the underlying shares of Series A common stock be sold. See “Description of Capital Stock — Other Provisions — Foreign Investment.”
          The CPO trustee, Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, will issue the CPOs pursuant to the following agreements:
•	the CPO trust agreement between us and the CPO trustee (and persons contributing shares of Series A common stock to the trust from time to time); and

•	a CPO trust deed, pursuant to which the CPO trustee will issue CPOs in accordance with the CPO trust agreement.
          Under Mexican law and our bylaws, ownership of our capital stock by non-Mexican investors is limited. However, Mexican law and our bylaws permit non-Mexicans to hold our shares indirectly through neutral shares or securities. Because the CPO trust qualifies as a neutral investment trust under the Mexican Foreign Investment Law, ownership of the CPOs by non-Mexican investors is not limited. However, except in certain circumstances, non- Mexican holders of CPOs and holders of ADSs, are limited in the right to cause the CPO trustee to vote the shares of Series A common stock underlying the CPOs or underlying the CPOs underlying their ADSs. See “Voting Rights with Respect to Underlying Shares” below.
Authorization
          We filed an application with the Mexican Foreign Investment Bureau of the Ministry of Economy (Secretaría de Economía) for the authorization of the terms of the CPO trust for purposes of such CPOs being deemed neutral investment instruments, as contemplated by the Mexican Foreign investment Law and received such authorization on September 28, 2007. The CPO trustee registered the CPO trust deed with the Public Registry of Commerce of Mexico City, Federal District. See “Description of Capital Stock — Other Provisions — Foreign Investment Regulations.”
Voting Rights with Respect to Underlying Shares
          Mexican holders of CPOs may instruct the CPO trustee to vote the shares of Series A common stock underlying the CPOs on all matters or obtain a proxy from the CPO trustee to vote the underlying shares. To the extent Mexican holders of CPOs do not obtain a proxy for shares of Series A common stock underlying their CPOs, fail to vote such stock or fail to instruct the CPO trustee how to vote such shares, the CPO trustee will vote such shares in the same manner as the majority of other shares are voted at the meeting.
          Non-Mexican holders of CPOs are not entitled to exercise directly any voting rights with respect to our shares of Series A common stock held by the CPO trustee. Voting rights attributable to shares underlying CPOs held by non-Mexicans are exercisable only by the CPO trustee. Additionally, non-Mexican holders of CPOs are only entitled to instruct the CPO trustee (or in the case of a holder of ADSs, instruct the ADS depositary to instruct the CPO trustee) to exercise the voting rights in respect of the shares of Series A common stock underlying such CPOs in the limited circumstances described below.
          Non-Mexican holders of CPOs will be entitled to instruct the CPO trustee (or in the case of a holder of

ADSs, instruct the ADS depositary to instruct the CPO trustee) to exercise the voting rights in respect of the shares of Series A common stock underlying such CPOs only on the following matters: a change in our jurisdiction of incorporation, a transformation of our corporate form, our dissolution or liquidation, a merger to which we are a party, if we will not be the surviving company, a delisting of the shares of the Company (including the CPOs) from any stock exchange or an amendment to our bylaws that may adversely affect the rights of the minority shareholders. In such cases, the CPO trustee will vote the shares of Series A common stock underlying CPOs held (directly or through ADSs) by non-Mexicans for which it received timely and proper voting instructions as instructed by the applicable non-Mexican holder. Additionally, for each 10% block of our Series A common stock underlying CPOs held, a non-Mexican holder can instruct the CPO trustee to exercise a right to appoint one director, provided that the election of a majority of our directors was approved by Mexican investors. To the extent non-Mexican holders of CPOs fail to instruct the CPO trustee how to vote shares of Series A common stock underlying their CPOs, the CPO trustee will vote shares for which it did not receive timely and proper instruction in the same manner as the majority of the other shares are voted at the meeting. Under no circumstances are the non-Mexican holders of CPOs (directly or through ADSs) entitled to vote the underlying shares of Series A common stock directly or obtain a proxy to vote such shares.
          Except in the limited circumstances described above, the CPO trustee is required by the terms of the trust agreement governing the CPO trust to vote shares of Series A common stock underlying the CPOs held by non- Mexicans in the same manner as the majority of the other shares are voted at the meeting.
          The nationality of a CPO holder will be determined under applicable Mexican law and established by reference to the information provided to the CPO trustee, Indeval and Indeval custodians.
Deposit and Withdrawal of Shares
          Holders of CPOs do not receive physical certificates evidencing their CPOs. However, CPO holders may request certification from their custodian, coupled with a certification from Indeval as to their ownership of CPOs. In connection with the issuance of ADSs, CPOs underlying ADSs will be credited by book-entry transfer to an account maintained with Indeval by BBVA Bancomer, S.A. de C.V., as custodian for the depositary in Mexico.
          Except as described below, holders of CPOs may not withdraw the shares of Series A common stock underlying the CPOs, and holders of ADSs may not withdraw the shares of Series A common stock underlying the CPOs underlying the ADSs, until the CPO trust is terminated. However, upon termination of the CPO trust, non- Mexican holders of CPOs must cause the shares of Series A common stock underlying the CPOs to be sold, create a new trust similar to the current CPO trust to deposit the shares of Series A common stock underlying the CPOs or extend the CPO trust, as a means to comply with our bylaws and Mexican foreign ownership laws. The holders of CPOs may withdraw the underlying shares of Series A common stock at any time if the Company’s bylaws do not prohibit such withdrawal, the Company consents to such withdrawal and the provisions regarding foreign investment ownership and voting, as stipulated by the Mexican Foreign Investment Law, are not breached by such withdrawal.
Registration and Transfer
          CPOs may be held directly through physical certificates in registered form or held in book-entry form. The CPOs may be maintained in book entry form by institutions that have accounts with the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Indeval will be the holder of record for CPOs held in book-entry form. Accounts may be maintained at Indeval by authorized brokers, banks and other financial institutions and entities.
Dividends and Other Distributions
          If we declare and pay a dividend or a distribution on our Series A common stock, holders of CPOs will be entitled to receive the dividend or the distribution in proportion to the number of shares of Series A common stock underlying their CPOs. Holders of CPOs would also be entitled to a proportional share of the proceeds from the sale of the shares of Series A common stock held by the CPO trustee upon the termination of the CPO trust agreement, if applicable. According to Mexican law, dividends paid and received in pesos by the CPO trustee, may be paid to the ADS depositary and converted into U.S. dollars for distribution. Also any dividends or other distributions from the CPO trust that CPO holders do not receive or claim within three years will become the property of the Mexican Ministry of Health (Secretaría de Salud).
          Cash Dividends and Distributions. The CPO trustee will distribute cash dividends and other cash distributions received in respect of our Series A common stock to holders of CPOs, including those represented by ADSs, in proportion to their holdings, in the same currency in which they were received. The CPO trustee will distribute cash dividends and other cash distributions to the relevant custodian acting for the holder of CPOs.
          Stock Dividends. If we distribute our dividends in shares of Series A common stock, dividend shares in respect of shares of Series A common stock will be held in the CPO trust, and the CPO trustee will distribute additional CPOs to holders of CPOs, including those represented by ADSs, in proportion to their holdings. If the CPO deed does not permit additional CPOs to be delivered in an amount sufficient to represent the shares of Series A common stock paid as a dividend, the CPO deed will need to be modified to, or a new CPO deed will need to be entered into that will, permit the delivery of the number of CPOs necessary to represent the shares of Series A common stock issued to the CPO trust as a dividend.
          Other Distributions. If the CPO trustee receives a distribution in a form other than cash or additional shares of Series A common stock, the CPO trustee will make the distribution pursuant to the instructions of the technical committee.
Preemptive Rights
          Under Mexican law, our shareholders generally have preemptive rights. If we offer our shareholders the right to subscribe for additional shares of Series A common stock, the CPO trustee will only make these rights available to holders of CPOs if the offer is legal and valid in the CPO holders’ country of residence. In this regard, the offer of corresponding rights to holders of the ADS, and any sale of additional corresponding CPOs to holders of ADSs, would require registration under the Securities Act or an exemption therefrom. We are under no obligation to register such offers or sales under the Securities Act or any other applicable law. Under Mexican law, preemptive rights may not be sold separately from shares. As a result, if the CPO trustee cannot offer preemptive rights or is effectively prohibited from disposing of preemptive rights, CPO holders would not receive the value of these rights, and their equity interest may be diluted.
          If we issue new shares of Series A common stock for cash, in accordance with our amended bylaws and the CPO trust, non-Mexican holders of the CPOs and ADSs may not be able to exercise their preemptive rights associated with shares of Series A common stock underlying such CPOs, unless a sufficient number of CPOs may be available for release under our CPO deed or unless we cause the CPO trustee to issue additional CPOs (to the extent possible), by amending the existing CPO deed or entering into a new CPO deed, to permit the non-Mexican holders of CPOs or ADSs to exercise preemptive rights by purchasing and holding newly issued shares of Series A common stock through CPOs. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of CPOs or ADSs to exercise preemptive rights, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuances of CPOs. Mexican holders of CPOs may exercise their preemptive rights if we issue new shares of Series A common stock for cash regardless of whether additional CPOs are available for release because they may acquire direct ownership of our Series A common stock, although we would also expect to make CPOs available to such Mexican holders because the CPOs would be the only listed security. To the extent preemptive rights are extended to holders of the CPOs and any of such holder exercise such rights, we will transfer the additional shares of Series A common stock in the CPO trust, and the CPO trustee will deliver additional CPOs to each CPO holder who exercises the preemptive rights.
Withdrawal Rights
          In accordance with applicable Mexican law, only when our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one corporate form to another, will any CPO holder that did not instruct the CPO trustee to vote the shares of Series A common stock underlying such holder’s CPOs in favor of these matters have the right to instruct the CPO trustee to cause the withdrawal of the shares and receive the book value, as set forth in the last financial statements approved by our shareholders, for them. If the CPO trustee exercises this right on behalf of the CPO holder within 15 days after the meeting at which the relevant matter was approved, the shares will be withdrawn and the CPO holder will receive the applicable proceeds.
Changes Affecting the CPOs
          As set forth in the CPO trust, the CPO trustee will, pursuant to the instructions of the technical committee, issue additional CPOs or call for the surrender of outstanding CPOs to be exchanged for new CPOs should the following circumstances occur:
•	a split or a consolidation of our Series A common stock;

•	a capitalization affecting or redemption of our Series A common stock;

•	any other reclassification or restructuring of our Series A common stock; or

•	any merger, consolidation, or spin-off.
          The CPO trustee, as instructed by the technical committee, will also decide if any changes or required amendments must be made to the CPO trust agreement and the CPO trust deed. If the CPO deed does not permit additional CPOs to be delivered in an amount sufficient to represent the shares of Series A common stock necessary to reflect the corporate events specified above, the CPO deed will need to be modified to, or a new CPO deed will need to be entered into that will, permit the delivery of the number of CPOs necessary to represent the shares of Series A common stock that reflect any such event. If we consolidate our capital stock in a way that is no longer consistent with the structure of the CPO trust, the CPO trustee, as instructed by the CPO trust’s technical committee, will determine how the corpus of the CPO trust should be modified to reflect such consolidation. If we call for a redemption of the shares of Series A common stock held in the CPO trust, the CPO trustee will follow the instructions of the CPO trust’s technical committee, and will act pursuant to applicable law, to determine which CPOs will be redeemed, in a number equal to the number of shares of Series A common stock held in the CPO trust called for redemption. The CPO trustee will then pay the holders of the redeemed CPOs their proportional share of the consideration.
Administration of the CPO Trust
          The CPO trustee will administer the CPO trust under the direction of a CPO technical committee. Actions taken by the CPO technical committee must be approved by a majority vote of committee members present at any meeting of the committee at which at least a majority of the members are present. The CPO technical committee can also act without a meeting, if it has unanimous consent of its members. Among other matters, the CPO technical committee has the authority to instruct the CPO trustee to increase the maximum number of CPOs that may be issued, appoint a representative to vote the shares of Series A common stock held by the CPO trustee and resolve questions not addressed in the CPO trust.
     The Common Representative
          We appointed Monex Casa de Bolsa, S.A. de C.V. as the common representative of the holders of CPOs. The duties of the common representative include, among others:
•	verification of the due execution and terms of the CPO trust;

•	verification of the existence of the shares Series A common stock being held in the CPO trust;

•	authentication, by its signature, of the certificates evidencing the CPOs;

•	exercise the rights of CPO holders in connection with the payment of any dividend to which they are entitled;

•	undertaking of any other action required to protect the rights, actions or remedies to which they are entitled;

•	calling and presiding over general meetings of CPO holders; and

•	execution of decisions adopted at general meetings of CPO holders.
          The common representative may ask the CPO trustee for all information and data necessary to satisfy its duties. The CPO holders may, by resolution at a general CPO holders’ meeting, revoke the appointment of the common representative, appoint a substitute common representative or instruct the common representative to take certain actions regarding the CPO trust.
     General Meetings of CPO Holders
          Under Mexican law, any individual holder or group of holders holding at least 10% of the outstanding CPOs may ask the common representative to call a general meeting of all CPO holders. The request must include the proposed agenda for the meeting. At least ten days before the relevant meeting, the common representative must publish announcements of the CPO general meetings in the Official Gazette of the Federation and in one of the newspapers of its domicile. The announcement must include the meeting’s agenda.
          In order for CPO holders to attend CPO general meetings, they must request a receipt of deposit from Indeval for their certificates and, if applicable, a certificate from the relevant custodian (coupled with the necessary Indeval certificates) at least two days before the meeting.
          At CPO general meetings, CPO holders will have one vote per CPO held. Resolutions must be approved by a holders of a majority of the CPOs present, whether in person or by proxy, at the applicable CPO meeting. A quorum is required at these meetings. For a meeting held upon first notice of the meeting, a quorum is met by holders representing at least a majority of the outstanding CPOs. If no quorum is present on first call, any CPO holders present at a subsequently called CPO general meeting will constitute a quorum. Duly adopted resolutions will bind all CPO holders, including absent and dissenting holders.
          Some special matters must be approved by holders at a special CPO general meeting. These matters include the appointment and removal of the common representative and the granting of consents, waivers or grace periods and the amendment of the CPO deed. At these special meetings, holders of at least 75% of the outstanding CPOs must be present to constitute a quorum at the first call. Resolutions with respect to these special matters must be approved by holders of a majority of the CPOs entitled to vote at this meeting. If a quorum is not present, a reconvened special meeting may be called. At this reconvened meeting, holders of a majority of the CPOs present (whether in person or by proxy), regardless of the percentage of outstanding CPOs represented at such meeting, may take action, by majority of holders of CPOs present.
Enforcement of Rights of CPO Holders
          CPO holders may individually and directly exercise certain rights by instituting a proceeding in a Mexican court of law. These rights include:
•	the right to cause the CPO trustee to distribute dividends or other distributions it has received;

•	the right to cause the common representative to enforce and protect rights of CPO holders; and

•	the right to bring action against the common representative, for civil liabilities in the event of willful misconduct.
Termination of the CPO Trust

          The CPO trust agreement and the CPOs issued by the CPO trustee thereunder will expire 50 years after the date of execution of the CPO trust agreement, which is the maximum term permitted by Mexican law. At that time, the CPO trustee, pursuant to the instruction of the CPO trust’s Technical Committee, will:
•	distribute the shares of Series A common stock underlying CPOs held by Mexican holders of on a pro rata basis; and

•	with respect to shares of Series A common stock underlying CPOs held by non-Mexicans, the CPO trustee will:
•	sell or distribute the applicable shares Series A common stock in the CPO trust, and then distribute the proceeds to CPO holders on a pro rata basis;

•	extend the period for the CPO trust agreement; or

•	create a new trust similar to the CPO trust to which it will transfer all of the applicable shares of Series A common stock, so that the non-Mexican holders may be the beneficiaries of economic rights in respect of such shares on a pro rata basis.
Fees of the CPO Trustee and the Common Representative
          We will pay the fees of the CPO trustee for the administration of the CPO trust and the fees of the common representative.
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
          The following information describes the material terms of the ADS deposit agreement. This description may not contain all of the information that is important to you. To understand it fully, you should read the deposit agreement and the form of American Depository Receipt, a copy of which is filed with the SEC as an exhibit to the registration statement filed with the SEC on October 17, 2007.
General
          The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent seven CPOs (or a right to receive seven CPOs) deposited with the Indeval, and credited to an account maintained by BBVA Bancomer, S.A. de C.V. as custodian for the depositary in Mexico. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
          ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the holder, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through a broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.
          The Direct Registration System, or DRS, is a system administered by the Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
          We will not treat ADS holders as one of our shareholders and ADS holders will not have shareholder rights under Mexican law and our bylaws. Mexican law governs shareholder rights. The depositary will be the holder of the CPOs underlying the ADSs. The holder of ADSs have certain rights pursuant to a deposit agreement. The deposit agreement among us, the depositary and the ADS holders (including beneficial owners of ADSs) sets forth certain rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
Dividends and Other Distributions
          The depositary has agreed to pay to the cash dividends or other distributions it or the custodian receives in respect of the underlying CPOs or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of CPOs their ADSs represent.
          Cash Dividends and Distributions. The depositary will convert any cash dividend or other cash distribution we pay on the shares of Series A common stock underlying the applicable CPOs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, the depositary will deduct any withholding taxes or other governmental charges that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some or all of the value of the distributions.
          Share Dividends and Distributions. The depositary may distribute additional ADSs representing any additional CPOs issued as a result of our issuing a share dividend or free distribution. The depositary will only distribute whole ADSs. It will sell CPOs which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new CPOs. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution. The depositary may withhold any such delivery of ADSs if it has not received reasonable assurance from us that such distribution does not require registration under the Securities Act of 1933.
          Rights to Purchase Additional CPOs. If the CPO trustee offers CPO holders any rights to subscribe for additional CPOs or any other rights, the depositary may make these rights available to holders of ADSs. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. Under current Mexican law, preemptive rights with respect to our Series A common stock may not be sold apart from the applicable shares of Series A common stock. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. If the depositary makes rights to purchase CPOs available to ADS holders, it will exercise the rights and purchase the CPOs on their behalf. The depositary will then deposit the CPOs and deliver ADSs to the applicable ADS holders. It will only exercise rights if ADS holders pay it the exercise price and any other charges required by the terms of the rights. U.S. securities laws may restrict transfers and cancellation of the ADSs representing CPOs purchased upon exercise of rights. For example, ADS holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
          Other Distributions. The depositary will send to ADS holders anything else the CPO trustee distributes on deposited securities by any means it determines to be legal, fair and practical. If the depositary determines that it cannot make the distribution in that manner, the depositary has a choice. It may decide to sell the distributed assets and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold the distributed assets, in which case ADSs will also represent the newly distributed assets. However, the depositary is not required to distribute any securities (other than ADSs) unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.
          Unlawful or Impracticable Distributions. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, CPOs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, CPOs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our Series A common stock or any value for such distributions if it is illegal or impractical for us to make them available to such ADS holders.
Deposit, Withdrawal and Cancellation
          Issuance of ADS Securities. The depositary will deliver ADSs upon the deposit of CPOs or evidence of rights to receive CPOs with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs at its office to or upon the order of the person or the persons that made the deposit.
          Withdrawal of Deposited Securities. ADSs may be surrendered at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the surrendered ADSs to the person surrendering the ADSs or a person designated by them at the office of the custodian or, at the ADS holder’s request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
          Interchange between certificated ADSs and uncertificated ADSs. ADRs may be surrendered to the depositary for the purpose of exchanging an ADR for uncertificated ADSs. The depositary will cancel that ADR and will send a statement confirming the ownership of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to an ADR evidencing those ADSs.
Voting Rights
          Unless the CPO trust agreement is amended to permit non-Mexican owners of CPOs to have unlimited voting rights with respect to the underlying Series A common stock, non-Mexican owners of ADSs will not have the right to instruct the depositary as to how to vote any Series A common stock underlying the ADSs with respect to matters that are not expressly provided in the CPO trust. See “Description of CPO Trust — Voting Rights with Respect to Underlying Shares.” Mexican owners who provide evidence reasonably satisfactory to us and the CPO trustee of their status as Mexican nationals or Mexican corporations whose bylaws exclude non-Mexican ownership of their capital stock may instruct the depositary how to vote the Series A common stock underlying their ADS with respect to any matters.
          Subject to the limitation described above, ADS holders may instruct the depositary to instruct the CPO trustee to vote the shares of Series A common stock underlying the CPOs that the ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to such ADS holders if we ask it to. The materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, the depositary must receive them on or before the date specified by the depositary. The depositary gives no assurance to ADS holders that they will receive the notice required sufficiently prior to the date established by the depositary to ensure that the depositary will be able to vote or give voting instructions with respect to the underlying shares of Series A common stock. The depositary will instruct, as far as practical, subject to Mexican laws and the CPO trust and our bylaws or similar documents, the CPO trustee to vote the underlying shares or other deposited securities as instructed. ADS holders will not be able to directly instruct the CPO trustee as to how to vote the underlying shares unless they withdraw the CPOs. However, ADS holders may not have sufficient notice of a meeting to allow the timely withdrawal of the applicable CPOs.
Right to Deliver Notices to the Company and the Common Representative
          If an ADS holder gives a notice to the depositary containing a request for a meeting of holders of CPOs concerning any business of the CPO trust, the depositary will deliver such notice to the common representative. If an ADS holder gives a notice to the depositary containing a request for a meeting of holders of the Series A common stock, exercising the right of a shareholder with respect to the underlying shares or containing a request for the appointment of a director, the depositary will deliver such notice to us. After giving that notice to the common representative or us, as the case may be, the depositary shall have no further duty or liability with respect to the notice received from the ADS holder.

Fees and Expenses
          The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book entry system accounts of participants acting for them. The depositary may generally refuse to provide fee attracting services until its fees for those services are paid.
          The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.
Payment of Taxes
          Holders of ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any ADSs. The depositary may refuse to register any transfer of the ADSs or allow a holder to withdraw the deposited securities represented by the ADSs until such taxes or other charges have been paid. The depositary may deduct the amount of any taxes owed from any payments to ADS holders. It may also sell deposited securities represented by the ADSs, to pay any taxes owed. ADS holders will remain liable for any deficiency if the proceeds of the sale are not enough to pay the taxes owed. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay or distribute to the applicable ADS holder any proceeds, or send to the ADS holder any property, remaining after it has paid the taxes.
Reclassifications, Recapitalizations and Mergers
If the Company:
•	Changes the nominal or par value of the CPOs;

•	Reclassifies, splits or consolidates any of the deposited securities;

•	Distributes securities on the CPOs that are not distributed to ADS holders;

•	Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of our assets, or take any similar action
Then,
•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

•	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
          We may agree with the depositary to amend the deposit agreement and the ADRs for any reason without the consent of the ADR holders. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective,

ADS holders are considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
          The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice of termination. The depositary may also terminate the deposit agreement if the depositary has told us and the ADS holders then outstanding that it would like to resign and successor depositary has not been appointed and accepted its appointment within 60 days. In either case, the depositary must notify ADS holders at least 30 days before termination.
          After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver CPOs and other deposited securities upon cancellation of ADSs. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limits on our Obligations and the Obligations of the Depositary, Limits on Liability to Holders of ADSs
     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on an ADS holders behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person.
     In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.
Requirements for Depositary Actions
     Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of CPOs, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
     The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary, the CPO trustee or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
ADS Holders’ Right to Receive the CPOs Underlying ADRs
ADS holders have the right to surrender their ADSs and withdraw the underlying CPOs at any time except:
•	when temporary delays arise because: (i) the depositary, the CPO trustee or the Foreign Registrar has closed its transfer books or we have closed our transfer books; (ii) the transfer of CPOs is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Series A common stock or any other security deposited with the CPO trustee;

•	if the ADS holder owes money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to the ADSs or to the withdrawal of CPOs or other deposited securities.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADSs
          The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying CPOs. This is called a pre-release of the ADSs. The depositary may also deliver CPOs upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CPOs are delivered to the depositary. The depositary may receive ADSs instead of CPOs to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the CPOs or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
          In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.
          In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications and Inspection of Register of Holders of ADSs
          The depositary will make available for inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send holders of ADSs copies of those communications if we ask it to. A holder has the right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
DIVIDEND POLICY
          We have not paid any cash dividends in the past and do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend on our earnings, financial condition, operating results, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our board of directors deems relevant. In addition, we may not pay any dividend unless such dividend is paid from our net profit account and the financial statements including such net profit and the payment of the relevant dividend have been approved by a shareholder resolution.
          Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2007.
          Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up), only after such allocation to the legal reserve fund if the dividend is paid out of retained earnings and only if shareholders have approved the payment of the dividend. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Maxcom. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.
          Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax (charged against cumulative net income and payable by us). Companies are entitled to apply any corporate-level dividend tax on the distribution of earnings as a credit against their Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Dividends paid to resident and non-resident holders with respect to the CPOs and ADSs are currently not subject to Mexican withholding tax.
          As of December 31, 2007, we had accumulated approximately Ps.0 million of distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.
          In addition, the indenture that governs the terms of our senior notes due 2014 allows us to pay cash dividends only if we meet the following conditions:
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
          In the event we were to declare dividends, they would be in pesos. In the case of CPOs represented by ADSs, the cash dividends would be paid to the depositary and, subject to the terms of the deposit agreement, converted into and paid in U.S. dollars, net of withholding taxes or other governmental charges that must be paid. Fluctuations in exchange rates would affect the amount of dividends that ADS holders would receive. For a more detailed discussion, see “Description of American Depositary Shares.”
          Distributions made by us to our shareholders other than as dividends (in the manner described above), including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.
C.	Material contracts
Securityholders Agreement
          On July 20, 2006, Maxcom executed an amended and restated securityholders agreement with the shareholders of the Company to, among other things, reflect the restructuring of the capital stock of Maxcom. For a description of the securityholders agreement, see “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders and share ownership — Securityholders Agreement.”
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
          In order to secure certain obligations of the Grupo VAC Investors, including certain indemnification provisions in favor of Maxcom, the Grupo VAC Investors deposited in a holdback trust administered by Banco Mercantil del Norte, or Banorte, 7,487,283 series N shares. On November 12, 2007, an agreement was signed extinguishing this trust maintaining the Grupo VAC ownership of the shares, and returning such shares to the ownership of Grupo VAC.
Spin-off and Sale of Subsidiary Mijolife, S.A. de C.V.
          For information on the spin-off and sale of Mijolife, S.A. de C.V., see “Item 7. Major Shareholders and Related Party Transactions — B. Related party transactions.”

Senior Notes due 2014
          On December 13, 2006, Maxcom completed a private placement of U.S.$150 million aggregate principal amount of 11% senior notes due 2014. On January 5, 2007, Maxcom completed a supplemental private placement of U.S.$25 million aggregate principal amount of 11% senior notes due 2014. In addition, on September 5, 2007, we issued an additional U.S.$25 million aggregate principal amount of our senior notes. The notes accrue interest at 11% per annum payable semi-annually in June and December of each year and mature on December 15, 2014. The 11% senior notes due 2014 are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee. The indenture governing our 11% senior notes due 2014 contains certain covenants that among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 28, 2007 the senior notes due 2014 were exchanged for substantially identical securities that have been registered under the U.S. Securities Act of 1933. The terms of the new senior notes due 2014 issued in the exchange offer were substantially identical to the outstanding senior notes due 2014, except that the transfer restrictions and registration rights relating to the outstanding senior notes due 2014 do not apply to the new senior notes.
Currency Swap Agreement
          On May 31, 2007 Maxcom entered into a cross currency swap transaction with Bank Morgan Stanley A.G., pursuant to which Maxcom fixed the peso to dollar exchange rate of the coupon payments of $75 million principal amount of the senior notes due 2014 for the payments during the period from June 2008 to December 2010. Additionally, on May 25, 2007 Maxcom entered into a coupon swap transaction with Merrill Lynch Capital Markets A.G. that also fixes the peso to dollar exchange rate of the coupon payments of $75 million principal amount of the senior notes due 2014 for same period.
Alcatel IPTV Supply Agreement
          On December 15, 2006, Maxcom executed an agreement with Alcatel Bell, N.V. and Alcatel Mexico, S.A. de C.V. for the supply and installation of the video over DSL systems or IPTV systems. Pursuant to this agreement, Alcatel completed installation of IPTV systems using the Microsoft® TV or MSTV platform on June 1, 2007. Completion of this installation allows Maxcom to provide IPTV to its customers including video on demand (VoD) capabilities. The total price for the supply and installation of the IPTV system was U.S.$10.5 million.
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
          The following is a general discussion of certain material United States federal income tax considerations to holders of our CPOs and ADSs and our 11% senior notes due 2014. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior notes, CPOs or ADSs as part of a “straddle,” a “hedge,” a “conversion transaction,” or an “integrated transaction,” persons to whom the “constructive sale” or “constructive ownership” rules apply, persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, CPOs or ADSs constituting 10 percent or more of our voting power, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own CPOs, ADSs or senior notes exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS will agree with the views expressed in this discussion or that a court will not sustain any challenge by the IRS in the event of litigation.
          For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CPOs, ADSs or senior notes that, for U.S. federal income tax purposes, is (i) a citizen or an individual resident of the United States; (ii) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
          If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our CPOs, ADSs or senior notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership are urged to consult their tax advisors.
EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF HOLDING CPOs, ADSs, OR SENIOR NOTES.
Senior Notes due 2014
          The following discussion assumes that all payments we make on the senior notes are denominated in U.S. dollars.
     U.S. Tax Characterization of the Senior Notes
          We believe that the senior notes should be treated as debt for U.S. federal income tax purposes, and the following discussion assumes such treatment. However, no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the senior notes should be treated as equity for U.S. federal income tax purposes. If the senior notes were treated as equity for U.S. federal income tax purposes, the timing, amount and character of income, gain and loss recognized by you could be different.
          In addition, under certain circumstances we may be obligated to make payments of amounts in excess of stated interest or principal on the senior notes that differ from the payments that were expected to be made as of the date that such senior notes were issued. The fact that we may be obligated to make such payments under certain circumstances may implicate provisions of the Treasury Regulations that relate to “contingent payment debt instruments.” According to the Treasury Regulations, the possibility of such payments in excess of stated interest or principal does not cause the senior notes to be considered contingent payment debt instruments if, as of the date the earlier senior notes that were exchanged for the current senior notes pursuant to the exchange offer completed on January 7, 2008 were issued, the likelihood that payments on the senior notes would differ from the payments that were expected to be made was “remote” or if any such difference would be “incidental,” as those terms are used in the Treasury Regulations. As of such date, we believed that the likelihood that we would be obligated to make any payments that differ from the payments expected to be made as of such date was remote. Therefore, we are not treating, and do not intend to treat, the senior notes as contingent payment debt instruments. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination successfully, the timing, amount and character of income, gain and loss recognized by you could be different.
          The remainder of this discussion assumes that the senior notes will neither be treated as equity nor as contingent payment debt instruments.
     U.S. Holders of Senior Notes
Payments of Interest
          The senior notes were not issued with original issue discount. Accordingly, subject to the discussion of “Acquisition Premium” below, a U.S. Holder of senior notes will be taxed on the stated interest on such senior notes at ordinary income rates at the time at which such interest accrues or is received in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Any Mexican tax withheld from a payment to a U.S. Holder under the Mexican withholding tax rules and paid over to the Mexican government will be treated as if the U.S. Holder received the amount withheld and paid such amount to the Mexican government itself, and the U.S. Holder will be required to include the amount withheld in such U.S. Holder’s taxable income in the same manner as payments the U.S. Holder receives on the senior notes. Any income that the U.S. Holder recognizes from a payment on a senior note will be treated as foreign-source income.
Sale or Other Taxable Disposition of the Senior Notes
          If a U.S. Holder sells or otherwise disposes of senior notes, the U.S. Holder will recognize capital gain or loss equal to the difference between such U.S. Holder’s adjusted tax basis in the senior notes and the amount of cash plus the fair market value of any property that the U.S. Holder receives in exchange for the senior notes. This capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the senior notes is more than one year at the time of the sale or other taxable disposition and short-term capital gain or loss if the U.S. Holder’s holding period in the senior notes is not more than one year at the time of the sale or other taxable disposition. For this purpose, a U.S. Holder’s holding period in a senior note will include the U.S. Holder’s holding period in a corresponding senior note that the U.S. Holder exchanged for the relevant senior note in the exchange offer on completed on January 7, 2008. Long-term capital gains recognized by individuals are taxable under current law at a maximum federal rate of 15 percent. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable at a maximum federal rate of 35 percent. Current law provides for certain increases in maximum federal tax rates beginning after December 31, 2010. Your ability to use any capital loss to offset other income or gain is subject to certain limitations. Gain or loss you recognize in connection with a sale or other taxable disposition of the senior notes will generally be treated as U.S.-source gain or loss. A U.S. Holder that sells a senior note between interest payment dates will be required to treat as ordinary interest income an amount equal to the interest that accrues through the date of sale and has not been previously included in income.
Acquisition Premium

          If you acquired senior notes (or, if applicable, senior notes that you exchanged for the relevant senior notes in the exchange offer completed on January 7, 2008) for an amount greater than such notes’ stated principal amount, you may elect to amortize the premium using the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held during or after the taxable year in which the election is made and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the notes to the extent that any amortizable bond premium is applied to offset your interest income on the notes. If you do not make this election, the premium on your notes will not offset your interest income on the notes, and instead the premium on your notes will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the notes.
Market Discount
          If you acquired a senior note for an amount less than such note’s adjusted issue price, the excess of the note’s stated redemption price at maturity over your purchase price will be treated as “market discount.” Such market discount, however, will be considered zero if it does not exceed a “de minimis amount” equal to 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years to maturity from the date you purchased the senior note.
          Under the market discount rules, you will generally be required to treat any partial principal payment on, and any gain realized on the sale or other taxable disposition of, the senior note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period you held such senior note. In addition, you may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such senior note until the note’s maturity or your earlier sale or other taxable disposition of the note.
          In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A noteholder may also elect to include market discount on the senior note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the sale or other disposition of the senior note and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by the noteholder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase the noteholder’s tax basis in the senior note and generally is treated as ordinary interest income for U.S. federal income tax purposes.
Mexican Withholding Tax
          You will be entitled to deduct from your taxable income any Mexican tax withheld from payments of interest on the senior notes unless you choose to claim the benefits of the foreign tax credit rules for any foreign tax (including any foreign tax unrelated to the senior notes) in the taxable year to which the Mexican tax relates. In the latter case, you may not deduct the Mexican tax withheld and you may only claim benefits, if any, under the foreign tax credit rules with respect to such tax.
          The availability of foreign tax credits is subject to certain conditions and limitations (including minimum holding period requirements), and the rules governing foreign tax credits are very complex. Subject to such conditions and limitations and a U.S. Holder’s tax circumstances, foreign tax withheld on passive income from foreign sources (including Mexican tax withheld from payments on the senior notes) can be credited against your U.S. federal income tax liability that is attributable to passive income from foreign sources (including income from interest payments on the senior notes), but not against your U.S. federal income tax liability that is attributable to non-passive income from foreign sources or attributable to passive or non-passive income from U.S. sources. A noteholder may be required to provide the IRS with a certified copy of the receipt evidencing payment of the Mexican withholding tax imposed in respect of payments on the senior notes in order to claim a foreign tax credit in respect of such Mexican withholding tax.
          As discussed above, the rules governing foreign tax credits are very complex. You should consult your own tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.
Information Reporting and Backup Withholding
          A noteholder may be subject to information reporting and/or backup withholding with respect to payments on the senior notes or the gross proceeds from a sale or other disposition of the senior notes if, in either case, a payment is made to you within the United States or by a U.S. payor or U.S. middleman. Backup withholding (currently at a rate of 28%) may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.
     Non-U.S. Holders of Senior Notes
          A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments on senior notes or gain realized from the sale or other disposition of senior notes, unless such income or gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in certain unusual circumstances, the Non-U.S. Holder is present in the United States for 183 days or more during a taxable year in which the Non-U.S. Holder realizes gain from a sale or other disposition of senior notes and certain other conditions are met.
          A Non-U.S. Holder will generally be exempt from information reporting requirements and withholding but may be required to comply with certification and identification procedures in order to obtain these exemptions. If any amount is withheld under the withholding or backup withholding rules of the Code, such amount is not an additional tax, but rather is credited against the holder’s U.S. federal income tax liability. Holders are advised to consult their tax advisers to ensure compliance with the procedural requirements to reduce or avoid backup withholding or, if applicable, to file a claim for a refund of withheld amounts in excess of the holder’s U.S. federal income tax liability.
     CPOs or ADSs
          For U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs. Based on the nature of the CPO trust and the applicable legal authorities, a U.S. Holder who owns CPOs, or is treated as owning CPOs, should be treated as the beneficial owner of the Series A common stock represented by the CPOs. However, the U.S. federal income tax treatment of U.S. Holders that are beneficial owners of CPOs is not entirely clear. The IRS could assert that they should be treated as owning an interest in an entity or arrangement treated as a foreign trust for U.S. federal income tax purposes. If they were so treated, the U.S. federal income tax consequences to the U.S. Holder should be the same as outlined below; however, the U.S. Holder would also be subject to certain additional tax reporting obligations under the foreign trust rules. If these tax reporting obligations were determined to apply to a U.S. Holder and the U.S. Holder did not comply with them, the U.S. Holder could be subject to substantial penalties.
          The discussion below assumes that the representations contained in the CPO trust agreement and the ADS deposit agreement are true and that the obligations in the CPO trust agreement, the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. Otherwise, a holder’s ability to credit any foreign taxes withheld with respect to CPOs or ADSs against its U.S. federal income tax liability, as well as a U.S. Holder’s ability to claim the 15% tax rate for dividends (as described below) could be affected.
     U.S. Holders of CPOs or ADSs
Taxation of Dividends and Other Distributions.
          Subject to the “passive foreign investment company” and “controlled foreign corporation” rules discussed below, distributions of cash or property with respect to the CPOs or ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which will be includible in your income on the day on which the dividends are received by the CPO trustee (whether the U.S. Holder holds the CPOs directly or by way of an ADS) and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in the CPOs or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its CPOs or ADSs, such excess will constitute capital gain from the sale or other disposition of the CPOs or ADSs and taxed as described below. Dividends on the CPOs or ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.
          Dividends paid in pesos (including the amount of any Mexican taxes withheld therefrom, if any) will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the CPO trustee, regardless of whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss will generally be treated as income from sources within the U.S. You should consult your tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by the CPO trustee that are converted into U.S. dollars on a date subsequent to such receipt.
          The Jobs and Growth Tax Relief Reconciliation Act of 2003, as amended since its enactment, lowered to 15% the maximum federal income tax rate imposed on dividends received by individuals or other non-corporate taxpayers from U.S. and certain foreign corporations for years 2003 through 2010. Recipients of dividends from foreign corporations will benefit from these reduced rates if the dividends are received from certain “qualified foreign corporations.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S. The ADSs should be considered to be readily tradable on an established securities market in the U.S. so long as they remain listed on the New York Stock Exchange. However, while not completely clear from doubt, we believe that the CPOs will not be treated as readily tradable on an established securities market in the U.S. Nevertheless, the Secretary of the Treasury has indicated that the U.S.- Mexico Tax Treaty would qualify under the qualified dividend rules, and we expect the Company will qualify for the benefits of such treaty. You should consult your tax advisors concerning the availability of the lower rate for dividends paid with respect to the CPOs and ADSs.
Sale or Other Disposition of the CPOs or ADSs.
          Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, upon the sale or other disposition of the CPOs or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s tax basis in such CPOs or ADSs. Gain or loss recognized by a U.S. Holder on such sale or other disposition will be long-term capital gain or loss if, at the time of the sale or other disposition, the CPOs or ADSs have been held for more than one year. Long term capital gains recognized by individuals are taxable under current law at a maximum federal rate of 15 percent. Long term capital gains recognized by corporations and short term capital gains recognized by corporations or individuals are taxable at a maximum federal rate of 35 percent. Current law provides for certain increases in maximum federal tax rates beginning after December 31, 2010. Your ability to use any capital loss to offset other income or gain is subject to certain limitations. Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
          A U.S. Holder that receives pesos upon a sale or other disposition of the CPOs will realize an amount equal to the U.S. dollar value of the pesos upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the pesos received equal to the U.S. dollar value of the pesos received translated at the same rate the U.S. Holder used to determine the amount realized on its disposal of the CPOs. Any gain or loss realized by a U.S. Holder on a subsequent conversion of the pesos generally will be a U.S. source foreign currency gain or loss and will be treated as ordinary income or loss. U.S. Holders should consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.
Passive Foreign Investment Company Considerations
          The Company does not expect to be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes. However, as described below, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, no assurance can be provided that the Company will not be considered a PFIC for any taxable year. The Company’s PFIC status for any particular taxable year is not determinable until the close of that taxable year and is an inherently factual determination. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder holds CPOs or ADSs, certain adverse consequences could apply to the U.S. Holder.
          A non-U.S. corporation is considered to be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income (the “income test”), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which its owns, directly or indirectly, more than 25% (by value) of the stock.
          As discussed above, whether the Company is a PFIC is determined on a year-by-year basis. As a result, the Company’s PFIC status may change. In particular, because the total value of the Company’s assets for purposes of the asset test will be calculated using the market price of the CPOs and ADSs, the Company’s PFIC status will depend in large part on the market price of the CPOs and ADSs, which may fluctuate considerably. Accordingly, fluctuations in the market price of the CPOs and ADSs may result in the Company being a PFIC for any year. If the Company is a PFIC for any year during which you hold CPOs or ADSs, the Company generally will continue to be treated, with respect to you, as a PFIC for all succeeding years during which you hold CPOs or ADSs. However, if the Company ceases to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the CPOs or ADSs, as applicable.
          If the Company is a PFIC for any taxable year during which you hold CPOs or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the CPOs or ADSs unless you make a “mark-to-market” election or a “qualified electing fund” election as discussed below. Unless you make either of these elections, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the CPOs or ADSs will be treated as an excess distribution. Under special tax rules, (i) any excess distribution or gain will be allocated ratably over your holding period for the ADSs or CPOs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the CPOs or ADSs cannot be treated as capital, even if you hold the CPOs or ADSs as capital assets.
          If the Company is a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of the Company’s income on a current basis, provided that the Company furnishes such U.S. Holder annually with certain tax information. In order to avoid taxation under the rules described above, a U.S. Holder must generally make a “qualified electing fund” election for the first taxable year during which the U.S. Holder owns stock of Company and in which the Company is a PFIC. If the Company concludes that it should be treated as a PFIC for any taxable year, the Company intends to notify each U.S. Holder of such fact. However, there can be no guarantee that the Company will be willing or able to provide the information needed by any U.S. Holder to make a “qualified electing fund” election with respect the CPOs or

ADSs. If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder will be taxable currently on its pro rata share of the Company’s ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which the Company is treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so the U.S. Holder may recognize taxable income without the corresponding receipt of cash from the Company with which to pay the resulting tax obligation. The basis in the CPOs or ADSs held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in the CPOs or ADSs, and will not be taxed again as distributions to the U.S. Holder.
          Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. In order to elect out of the tax treatment discussed above, a U.S. Holder must generally make a mark-to-market election for the first taxable year during which the U.S. Holder owns stock of the Company and in which the Company is a PFIC. If you make a valid mark-to-market election for the CPOs or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the CPOs or ADSs as of the close of your taxable year over your adjusted basis in such CPOs or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the CPOs or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the CPOs or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election and gain on the actual sale or other disposition of the CPOs or ADSs are treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss on the CPOs or ADSs, as well as to any loss realized on the actual sale or disposition of the CPOs or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such CPOs or ADSs. Your basis in the CPOs or ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced 15% rate discussed above would not apply.
          The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The New York Stock Exchange and the Mexican Stock Exchange are both qualified exchanges. The ADSs are listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs remain so listed and are regularly traded, the mark-to-market election would be available to you were the Company to be a PFIC. In addition, the CPOs are listed on the Mexican Stock Exchange and, consequently, if you are a holder of CPOs and the CPOs remain so listed and are regularly traded, the mark-to-market election would be available to you were the Company to be a PFIC.
          If you hold CPOs or ADSs in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the CPOs or ADSs and any gain realized on the disposition of the CPOs or ADSs.
          You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in CPOs or ADSs.
Controlled Foreign Corporation Considerations
          If more than 50% of the voting power of all classes of the Company’s capital stock or the total value of the Company’s capital stock is owned, directly or indirectly, by “U.S. shareholders,” the Company may be treated as a “controlled foreign corporation,” or a “CFC,” under Subpart F of the Code. For this purpose, the term “U.S. shareholder” has a special meaning and means U.S. shareholders are defined as citizens or residents of the U.S., U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of the Company’s capital stock. The U.S. taxes a “U.S. shareholder” of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such “U.S. shareholder” is generally treated as having received a current distribution out of the CFC’s Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a “U.S. shareholder” of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to “U.S. shareholders” of the CFC.
          Under the current ownership structure, we believe that we are a CFC for U.S. federal income tax purposes. You should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.
U.S. Information Reporting and Backup Withholding.
          Dividend payments with respect to CPOs or ADSs and proceeds from the sale, exchange or redemption of CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Non-U.S. Holders of CPOs or ADSs
          A Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain recognized or income realized in connection with the CPOs or ADSs unless (i) in the case of a disposition of the CPOs or ADSs by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year, and certain other conditions are met, or (ii) the gain or income resulting from the CPOs or ADSs is effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder). Non-U.S. Holders should consult their own tax advisors concerning any possible U.S. tax consequences associated with the purchase, ownership, and disposition of the CPOs or ADSs.
U.S. Information Reporting and Backup Withholding.
          Dividend payments with respect to CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28% if such dividend payments are treated as made within the U.S. Proceeds from the sale, exchange or redemption of CPOs or ADSs may also be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28% if a Non-U.S. Holder holds or sells the CPOs or ADSs through a U.S., or U.S.-related, broker or financial institution, or through the U.S. office of a non-U.S. broker or financial institution. Backup withholding will not apply, however, to a non-U.S. Holder that establishes an exemption from information reporting and backup withholding by certifying such holder’s foreign status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
          The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING OUR SENIOR NOTES, OR CPOs, OR ADSs.
     Mexican Income Tax Considerations
          The following is a summary of the principal consequences under Mexico’s Income Tax Law (Ley del Impuesto sobre la Renta), which we refer to in this section as Law, regulations thereto and rules thereunder and under the Tax Treaties (as defined below), of the purchase, ownership and disposition of the senior notes due 2014, CPOs and ADSs by a holder that is not a resident of Mexico for tax purposes and that will not hold the senior notes, CPOs, ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (each, a “Foreign Holder”).
          It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of the senior notes, CPOs or ADSs by a Foreign Holder. In addition, it does not describe any tax consequences (i) arising under the laws of any taxing jurisdiction other than Mexico, (ii) arising under the laws of any state or municipality within Mexico, or (iii) arising to a holder of the senior notes, CPOs or ADSs that is a resident of Mexico for tax purposes or to a non-resident of Mexico that is holding the senior notes, CPOs or ADSs through a permanent establishment in Mexico for tax purposes, to which the relevant income is attributable.
          This summary is based on the aforementioned laws in effect as of January 1, 2008, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.
     Mexican Tax Residence
          For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico. If the individual also has a home in another country, the individual will be deemed a resident of Mexico for tax purposes when his “center of vital interests” is located in Mexico. For these purposes, the center of vital interests will be deemed to be located in Mexico if, among other considerations, (i) more than 50% of the individual’s total income, obtained in a calendar year, qualifies as Mexican source income, or (ii) when the individual’s main center of professional activities is located in Mexico. Mexican nationals who file a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which his or her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Mexican nationals are deemed Mexican residents for tax purposes unless such nationals can demonstrate otherwise.
          A legal entity is a resident of Mexico for tax purposes if it has established the principal management of its business or the place of effective management in Mexico.
     United States of America/Mexico and Other Tax Treaties
          Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related Protocol thereto, and a second Protocol effective July 22, 2003, which we refer to collectively as the Tax Treaty, that may affect the taxation of certain Foreign Holders that are United States of America holders of the senior notes, CPOs or ADSs, are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 35 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 18 countries, including Canada, Italy, The Netherlands and Japan, among others.
     Mexican Tax Consequences to Foreign Holders of the Senior Notes
Taxation of Interest and Principal
          Under the Mexican Income Tax Law, payments of interest made by us with respect of the senior notes (including payments of principal in excess of the issue price of such senior notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the senior notes are placed through banks or brokerage houses in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation that is in force;

•	we have delivered notice of the offering of the senior notes to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) pursuant to Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores); and

•	certain periodic information requirements by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) are complied with.
          If these requirements are not satisfied, the applicable withholding tax rate will be 10%.
          To date, we have complied with the requirements set forth above and we expect to continue filing the periodic information to the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) and therefore, we expect to continue to withhold Mexican tax from interest payments on the senior notes at the Reduce Rate.
          However, a withholding at the tax rate of 28% will be applicable if the effective beneficiaries of interest payments, whether directly or indirectly, individually or jointly with related parties, of more than 5% of the aggregate amount of such payments under the senior notes are:
•	our shareholders who own, directly or indirectly, individually or jointly with related parties, more than 10% of our voting stock; or

•	legal entities 20% or more of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the us or by persons related to us.
          Payment of interest (including payments of amounts deemed interest) we make with respect of the senior notes to a non-Mexican pension or retirement fund that is a Foreign Holder, will be generally exempt from Mexican withholding taxes, provided that (i) the fund is the effective beneficiary of such interest income, (ii) the fund is duly established pursuant to the laws of its country of residence, (iii) the relevant interest income is exempt from taxation in such country, and (iv) the fund is duly registered with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in accordance with rules issued for these purposes.
          We have agreed, subject to specified exceptions and limitations, to pay additional amounts to Foreign Holders of the senior notes in respect of the Mexican withholding taxes applicable to interest payments and amounts deemed interest under the senior notes.
          Holders or beneficial owners of the senior notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay additional amounts may be limited.
          During fiscal year 2007, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2008, such treaties are not expected to have any material effect on the Mexican tax consequences described.
          Under the Mexican Income Tax Law, payments of principal made by us in respect of the senior notes to a Foreign Holder will not be subject to a Mexican withholding tax.
Sale or disposition of the senior notes

          Under the Mexican Income Tax Law regulations, gains resulting from the sale or other disposition of the senior notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. Gains resulting from the sale of the senior notes by a Foreign Holder to a Mexican resident for tax purposes or to a foreign holder deemed to have a permanent establishment in Mexico for tax purposes will be subject to Mexican taxes pursuant to the rules described above in respect of interest payments.
Other Taxes
          A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to the purchase, holding or disposition of the senior notes, nor will it be liable for Mexican flat rate business tax (IETU) stamp, issue, registration or similar taxes.
     Mexican Tax Consequences to Foreign Holders of the CPOs and ADSs
Taxation of Dividends and Other Distributions.
          Under provisions of the Mexican Income Tax Law, dividends paid to Foreign Holders with respect to our CPOs and ADSs are currently not subject to any Mexican withholding.
          Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax (payable by the Company) at a rate of 28%. Dividends paid from distributable earnings, after the corporate tax has been paid with respect to these earnings, are not subject to this corporate-level tax at the moment of distribution.
          Distributions made by us other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, with taxes being generally payable by us, as corporate-level taxes. The method of assessing and paying taxes applicable to any such distributions will vary depending on the nature of the distributions.
Sale or Disposition of CPOs or ADSs.
          The sale or other disposition of CPOs or ADSs by a Foreign Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets that meet certain characteristics. Sales or other dispositions of our CPOs or ADSs made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the aggregate amount of the transaction, without any deductions, or, subject to certain requirements applicable to the seller, at a rate of 28% imposed on gains realized from the disposition.
          Tax Treaty, a U.S. Holder that is eligible to claim the benefits of such treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or ADSs in a transaction that is not carried out through the Mexican Stock Exchange or such other exchange or securities markets, provided that such gains are not attributable to a permanent establishment for tax purposes in Mexico, and further provided that the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition. Tax treaties celebrated with other countries provide similar benefits.
          Under recent amendments to the Mexican Income Tax Law, already in effect, any person or group of persons that, directly or indirectly, hold 10% or more of our outstanding CPOs or ADSs, shall be obligated to pay Mexican income taxes in respect of a sale of our CPOs or ADSs, even if the sale is carried out through the Mexican Stock Exchange or any other exchange or securities markets, if the sale comprises a block equal to or exceeding 10% of our outstanding CPOs or ADSs, in a single transaction or a series of transactions, during any 24 month period.

Other Taxes.
          A Foreign Holder will not be liable for Mexican estate, flat rate business tax (IETU), gift, inheritance or similar taxes with respect to the purchase, holding or disposition of the CPOs or ADSs, nor will it be liable for Mexican stamp, issue, registration or similar taxes.
F.	Dividends and paying agents
          Not applicable.
G.	Statement by experts
          Not applicable.
H.	Documents on display
          For further information pertaining to us and our CPOs and ADSs, please consult the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit to any filing we have made with the SEC is qualified in its entirety by the filed exhibit.
          We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at http://www.maxcom.com/ir. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)
I.	Subsidiary information
          Not applicable.
J.	Corporate Governance Practices
          Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, or the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.
          The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our

NYSE Standards	Our Corporate Governance Practices
directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
Nominating Committee. We currently do not have, and are not required to have, a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function. We have an audit and corporate practices committee and an operating advisory committee, which together perform corporate governance functions.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05
Compensation Committee. We are not required to have a compensation committee. We have an audit and corporate practices committee, which assists our board of directors in evaluating and compensating our senior executives. All of the members of the audit and corporate practices committee are independent.

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07
Audit Committee. We have an audit and corporate practices committee of three members. Each member of this committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors and (2) Mexican law. For a detailed description of the duties of our audit and corporate practices committee, see “Management — Committees — Audit and Corporate Practices Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)
Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.

NYSE Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10
Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We will provide a complimentary copy of our code of ethics upon request.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)
Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit and corporate practices committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which transactions must also be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our Board of Directors will establish certain guidelines regarding related party transactions that do not require Board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04
Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we are also required to inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy and makes proxies available. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting either in person or through a person having a proxy specifically designated by the shareholder.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          We are exposed to market risk from changes in interest rates and currency exchange rates.
Quantitative and Qualitative Disclosures About Market Risk
          Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2007 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. During 2007, we entered into currency swap transactions with Bank Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of the senior notes due 2014, for the payments during the period from June 2008 to December 2010.
Interest Rate Risk
          At December 31, 2007, the 11% senior notes due 2014 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.
Foreign Exchange Risk

          Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2007 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S.$150 million dollar denominated interest coupons to be paid during the period from June 2008 to 2010 with respect to our 11% senior notes due 2014.
          The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2007, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.6.3 million over a one-year period.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Reclassification of Capital Stock and 2007 Initial Public Offering
          On October 24, 2007, we completed an initial public offering of shares of our Series A common stock in the form of Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, including American Depositary Shares, or ADSs, comprised of CPOs. In connection with the initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. As of September 30, 2007, we had issued and outstanding 17,289,620 shares of Series A common stock, 16,611,595 shares of Series B common stock and 450,455,821 shares of Series N common stock. Upon completion of the reclassification, which took place prior to the closing of our initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
          We issued a total of 304,608,201 shares of Series A common stock, including the primary portion and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network. However, we currently have no commitments or agreements to use the net proceeds of the offering for capital expenditures, and we may use net proceeds of the offering for general corporate purposes, including repayment of debt, investment in our subsidiaries, working capital, repurchases of stock or the financing of possible acquisitions or business opportunities. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes.
ITEM 15T. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and information is accumulated and communicated to management including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2007 was effective.
Attestation report of the registered public accounting firm
     This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.
(c) Changes in Internal Control over Financial Reporting
     There have been no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Mr. Marco Provencio Muñoz is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. Provencio is a shareholder and independent director of the board. Mr. Provencio is also “independent” in accordance with the NYSE listing standards and SEC rules.
ITEM 16B. CODE OF ETHICS
          We adopted a code of ethics as defined in item 16B of Form 20-F, that applies to our chief executive officer, chief financial officer, principal accounting officer and other corporate and divisional employees.
          We will provide a complimentary copy of Maxcom’s code of ethics upon request. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-1163-1104.
          If we grant any waiver of such provisions, we will disclose such waiver.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table sets forth the fees paid to PricewaterhouseCoopers, S.C. for the financial years ended December 31, 2007 and 2006.

	Year Ended December 31
	2007		2006
	(In millions)
Audit Fees(1)	Ps.	8.1	Ps.	6.4
Audit-Related Fees(2)		1.1		0.9
Tax Fees (3)		0.4		0.7
All Other Fees	Ps.	0.0	Ps.	0.5

(1)	Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory and annual reporting audit requirements.

(2)	Audit-Related Fees are fees that support the auditing and reporting process, but are not directly related to it.

(3)	Tax Fees include fees associated with preparation of tax filings and fees for assistance with tax planning and tax compliance matters.

          We have introduced procedures for the review and pre-approval of any services performed by PricewaterhouseCoopers, S.C. The procedures require that all proposed engagements of PricewaterhouseCoopers, S.C. for audit and permitted non-audit services are submitted to our Audit Committee for approval prior to the beginning of any such services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          Not Applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          During the fiscal year ended December 31, 2007 there have been no purchases made by or on behalf of the issuer or any “affiliated purchaser,” as defined in § 240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities registered by the issuer pursuant to section 12 of the Exchange Act.
PART III
ITEM 17. FINANCIAL STATEMENTS
          We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries)
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries)
We have audited the consolidated balance sheet of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated income statements, the statements of changes in shareholders’ equity and the statements of changes in financial position for the three years ended December 31, 2007. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the Mexican Financial Reporting Standards used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations, changes in equity and changes in financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.
PricewaterhouseCoopers, S. C.
Mexico City, March 4, 2008, except for Note 21 which the date is May 30, 2008.
Humberto Pacheco Soria
Audit Partner

MAXCOM TELECOMUNICACIONES, S. A. B DE C. V. AND SUBSIDIARIES
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Notes 1 through 4)
Thousands of Mexican pesos (“Ps.”) as of December 31, 2007 purchasing power

	2007		2006
ASSETS

Current assets:
Cash and cash equivalents	Ps.	2,539,535	Ps.	739,291
Restricted cash (Note 11)		—		23,462

		2,539,535		762,753

Accounts receivable:
Customers, net of allowance for doubtful accounts of Ps.107,652 and Ps.92,733 in 2007 and 2006, respectively		517,254		333,948
Value added tax recoverable		198,583		110,823
Other accounts receivable		54,676		40,486

		770,513		485,257

Inventory		33,249		35,790
Prepaid expenses – Net		40,341		40,193

Total current assets		3,383,638		1,323,993

Telephone network systems and equipment — Net (Note 6)		4,188,946		3,301,437
Intangible assets — Net (Note 7)		208,802		190,249
Preoperating expenses — Net		77,902		98,340
Frequency rights — Net (Note 8)		80,930		88,374

Other assets:
Labor obligations at retirement (Note 14)		17,650		15,068
Prepaid expenses long term		21,289		25,547
Guaranty deposits		6,943		5,973
Derivative financial instruments (Notes 5s. and 13)		13,475		8,175
Other assets		14,525		8,748

Total assets	Ps.	8,014,100	Ps.	5,065,904

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	Ps.	489,486	Ps.	500,471
Provisions		24,109		27,130
Notes payable short term		8,087		38,931
Client deposits		2,801		2,734
Other taxes payable		67,182		27,369
Derivative financial instruments (Notes 5s. and 13)		—		15,202
Senior notes (Note 11)		—		130,785
Accrued interest (Note 11)		11,172		7,069
Commercial paper (Note 10)		—		157,195

Total current liabilities		602,837		906,886

Long-term liabilities:
Senior notes (Note 11)		2,173,240		1,692,647
Notes payable		4,686		41,851
Other accounts payables		78,174		37,154
Deferred income tax (Note 19)		97,742		88,696
Labor obligations at retirement (Note 14)		26,582		21,756

Total long-term liabilities		2,380,424		1,882,104

Total liabilities		2,983,261		2,788,990

Shareholders’ equity (Notes 15 and 16):
Capital stock		5,410,251		3,327,482
Premium on issuance of shares		888,056		253,096
Accumulated deficit		(1,267,468)		(1,303,664)

Total shareholders’ equity		5,030,839		2,276,914

Commitments and contingencies (Note 20)

Total liabilities and shareholders’ equity	Ps.	8,014,100	Ps.	5,065,904

The accompanying twenty one notes are an integral part of these consolidated financial statements, which were authorized and issued by the Board of Directors on March 4, 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
Thousands of Mexican pesos (“Ps.”) as of December 31, 2007 purchasing power, except for number of shares and per-share amounts

	2007		2006		2005
Net revenues (Note 17)	Ps.	2,345,719	Ps.	1,741,692	Ps.	1,242,104

Costs and expenses:
Network operating costs		(976,979)		(676,977)		(414,332)
Selling, general and administrative expenses		(725,875)		(607,505)		(505,566)
Depreciation and amortization		(370,227)		(300,468)		(304,066)

Total operating costs and expenses		(2,073,081)		(1,584,950)		(1,223,964)

Operating income		272,638		156,742		18,140

Other expenses (Notes 3c. and 5)		(12,819)		(18,777)		(6,883)

Comprehensive financing results — Net (Note 18)		(126,641)		(107,182)		(59,444)

Income (loss) before provision for taxes		133,178		30,783		(48,187)

Provision for taxes (Note 19):
Current income tax		(50,700)		—		(686)
Deferred income tax		(46,282)		(60,050)		(28,039)

Total provision for taxes		(96,982)		(60,050)		(28,725)

Net income (loss) for the year	Ps.	36,196	Ps.	(29,267)	Ps.	(76,912)

Earnings (loss) per share (Note 5t.):

Basic earnings (loss) per ordinary share (in pesos)	Ps.	0.06	Ps.	(0.07)	Ps.	(0.19)

Diluted earnings (loss) per ordinary share (in pesos)	Ps.	0.06	Ps.	(0.07)	Ps.	(0.19)

The accompanying twenty one notes are an integral part of these consolidated financial statements, which were authorized and issued by the Board of Directors on March 4, 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
Thousands of Mexican pesos (“Ps.”) as of December 31, 2007 purchasing power

			Premium on				Total
	Capital		issuance of		Accumulated		shareholders’
	stock		shares		deficit		equity
Balances as of December 31, 2004	Ps.	2,700,150	Ps.	966,817	Ps.	(1,899,414)	Ps.	1,767,553

Spin off effect (Note 3c.)		(702,039)		—		701,929		(110)

Capitalization of premium on issuance of shares (Note 15)		965,095		(965,095)		—		—

Capitalization of liabilities
(Notes 3c. y 15)		—		235,392		—		235,392

Net comprehensive loss for the year		—		—		(76,912)		(76,912)

Balance as of December 31, 2005		2,963,206		237,114		(1,274,397)		1,925,923

Increase in capital stock (Note 15)		364,276		—		—		364,276

Stock option plan (Note 16)		—		15,982		—		15,982

Net comprehensive loss for the year		—		—		(29,267)		(29,267)

Balances as of December 31, 2006		3,327,482		253,096		(1,303,664)		2,276,914

Increase in capital stock (Note 15)		2,082,769		597,836		—		2,680,605

Stock option plan (Note 16)		—		37,124		—		37,124

Net comprehensive income for the year		—		—		36,196		36,196

Balances as of December 31, 2007	Ps.	5,410,251	Ps.	888,056	Ps.	(1,267,468)	Ps.	5,030,839

The accompanying twenty one notes are an integral part of these consolidated financial statements, which were authorized and issued by the Board of Directors on March 4, 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
Thousands of Mexican Pesos (“Ps.”) as of December 31, 2007 purchasing power

	2007		2006		2005
Operating activities:

Net income (loss) for the year	Ps.	36,196	Ps.	(29,267)	Ps.	(76,912)
Charges to income not affecting resources:
Depreciation and amortization		370,227		300,467		304,067
Deferred income tax		46,282		60,051		28,040
Cost of stock option plan		37,124		15,982		—
Accelerated amortization of debt		—		17,671		—
Labor obligations at retirement		5,752		4,642		2,046

Net (increase) decrease in:
Accounts receivables		(285,004)		(251,021)		(67,461)
Inventory		2,540		(19,160)		(4,010)
Prepaid expenses		4,109		18,414		(11,650)
Restricted cash and other current assets and liabilities		85,932		(29,881)		148,233

Resources provided by operating activities		303,158		87,898		322,353

Financing activities:

Capital stock increase		2,643,369		364,276		—
Issuance of long-term bonds and contracting of bank loans, net of payments and capitalizations		126,160		1,092,993		78,774
Capitalization of liabilities		—		—		235,392
Derivative financial instruments		(24,036)		(5,217)		20,338
Spin off effect		—		—		(110)

Resources provided by financing activities		2,745,493		1,452,052		334,394

Investment activities:

Telephone network system and equipment — Net		(1,160,359)		(1,130,118)		(476,198)
Acquisition of subsidiaries		(33,576)		(101,173)		—
Intangible assets		(54,472)		190,425		(18,468)
Other assets		—		(1,011)		11,997

Resources used in investment activities		(1,248,407)		(1,041,877)		(482,669)

Increase in cash and cash equivalents		1,800,244		498,073		174,078
Cash and cash equivalents at beginning of the year		739,291		241,218		67,140

Cash and cash equivalents at end of the year	Ps.	2,539,535	Ps.	739,291	Ps.	241,218

The accompanying twenty one notes are an integral part of these consolidated financial statements, which were authorized and issued by the Board of Directors on March 4, 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Figures in thousands of Mexican pesos (“Ps.”) of purchasing power as of December 31, 2007, and in thousands of U.S. dollars (“$”), except for exchange rates and number and value of shares and options)
NOTE 1 — INCORPORATION AND BUSINESS:
Maxcom Telecomunicaciones, S. A. B. de C. V. (“Maxcom” or the “Company”), is a Mexican company incorporated on February the 28th 1996. Its main corporate purpose is the construction and operation of a telephone network, for the provision of local, national and international long-distance services, data transfer services, virtual private network services and other value-added services, within Mexico. The Company began its commercial operations in May 1999.
Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom became a publicly listed stock company with variable capital (sociedad anónima bursátil de capital variable or S.A.B. de C. V.). Now, the Company is subject not only to the applicable provisions of the Business Corporations Act but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission (the “NBSC”) and the Securities Exchange Commission (the “SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in its entirety to conform them to the Stock Exchange Act and ancillary regulations.
NOTE 2 — CONCESSIONS, FREQUENCY RIGHTS AND INTERCONNECTION AGREEMENTS:
Concessions:
On February 3, 1997, the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession. This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. In order to be eligible for renewal the Company must have complied with all the requirements established by the regulator in the concession agreement, request the renewal before the concession enters into its fifth and last period based on its initial duration and accept any new conditions set by the regulator in accordance with the applicable laws and dispositions. The concession grants the Company the right to provide services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 20d.
On August 4, 2006, the Mexican Ministry of Communications and Transport (SCT) granted Maxcom a concession to provide cable television services (traditional) and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.
On January 17, 2007, the Mexican Federal Telecommunications Commission authorized Maxcom to provide mobile virtual network operator (MVNO) services, based on its 1996 concession. This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name. The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment commitments.
Frequency rights:
On October 3, 1997, the Mexican Federal Government granted the Company ten concession rights (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 8.
In accordance with the terms of these frequency rights concession, the Company must provide to the Mexican Ministry of Communications and Transportation a guarantee on its operations in the form of a performance bond. This guarantee must be renewed every year, see Note 20e.
Convergence agreement:
On October 2, 2006, the Mexican Federal Government, through the Mexican Ministry of Communications and Transportation, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephony and Restricted Audio and/or Television that are provided through Wire and Wireless Public Networks” (“Convergence Agreement”).

The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them. The suppliers of cable television will now be able to provide the service of internet and telephony. Also the telephony operators, like Maxcom, will now be able to also provide restricted services of audio and/or video. Additionally, Maxcom has adhered to the Convergence Agreement and, therefore, it obtained the additional authorization to provide the restricted services of audio and video in most of its service areas.
Interconnection agreements:
On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “agreement”) with Teléfonos de México, S. A. B. de C. V. (“Telmex”), whereby Maxcom agreed to render Telmex interconnection services to finish Telmex’s long-distance traffic in Maxcom’s local network.
Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long distance traffic towards Telmex’s local network.
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
In February 8, 2007, the rights and obligations under certain interconnection contracts of Telereunión were transferred to Maxcom. See Note 3b.
NOTE 3 — RELEVANT CORPORATE EVENTS:
a. Acquisition of Sierra Comunicaciones Globales:
In November 2007, the Company acquired all the shares representing the capital stock of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was $ 3.0 million, which settled to be paid in two installments $1.75 million (Ps.19.1 million) on November 15, 2007, with the remaining was $1.25 million (Ps.13.6 million) due on November 10, 2008.

Sierra owns two strands of fiber optic physically located within Maxcom’s network. At the time of the acquisition, Sierra had no operations.
As of acquisition date of the companies of Sierra by Maxcom, the assets and liabilities at their fair value are described below, including the allocation of the goodwill:

					Net assets
	Book Value				recognized at
	of net assets as				Fair value
	of November 15,		Goodwill		November 15,
	2007		allocation		2007
Assets:
Current assets	Ps.	45			Ps.	45
Fixed assets		10,935	Ps.	21,814		32,749

		10,980		21,814		32,794
Liabilities:
Current liabilities		(112)		—		(112)

Net acquired assets		10,868		21,814		32,682
“Net assets fair value”		(32,682)		—		(32,682)

Value in excess over investment on subsidiaries	Ps.	(21,814)	Ps.	21,814	Ps.	—

During the year ended December 31, 2007, Sierra had no operations; therefore, pro forma results as if the acquisition had taken place on January 1, 2007 have not been presented.
b. Acquisition of Grupo Telereunión:
On March 13, 2006, Maxcom announced that an agreement had been reached to acquire three companies of Grupo Telereunión, a long distance operator with the concession to also provide other added value services. Grupo Telereunión obtained its concession in 1998 and began operating in 2000. This acquisition was completed on July 21, 2006.
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

As of acquisition date of the companies of Grupo Telereunión by Maxcom, the assets and liabilities at their fair value are described below, including the allocation of the goodwill:

					Net assets
	Book Value of			Negative	recognized at
	net assets as of			Goodwill	Fair value as of
	June 30, 2006			allocation	June 30,2006
Assets:
Current assets	Ps.	56,530			Ps.	56,530
Fixed assets		421,572	Ps.	(264,250)		157,322
Intangible assets		224,844		(127,538)		97,306
Deferred taxes		37,467		(37,467)		—

		740,413		(429,255)		311,158

Liabilities:
Current liabilities		(211,278)		—		(211,278)

Net acquired assets		529,135		(429,255)		99,880
“Net assets fair value”		(99,880)		—		(99,880)

Value in excess over investment on subsidiaries (negative goodwill)	Ps.	429,255	Ps.	(429,255)	Ps.	—

On September 7, 2006 a trust agreement was signed between the former owners of the Grupo Telereunión companies and Maxcom. The purpose of this trust agreement is to provide a mechanism to ensure the performance of certain obligations of the former owners of the Grupo Telereunión companies, as seller of the shares, by allowing to make certain price adjustments to the $8,539 acquisition cost of the shares, if necessary. The 7,487,283 Series N shares pertaining to the new shareholder were deposited in the trust.
Because the expiration date for the trust was reached, and the conditions were met on November 12, 2007, an agreement was signed extinguishing the trust described in the preceding paragraph. The responsibility to compensate Maxcom for any loss or liabilities that might arise due to any event preceding the acquisition, remains with the former owners of Grupo Telereunión.
The income statement condensed combined of Grupo Telereunión from July 1, 2006 to December 31, 2006:

Revenue	Ps.	88,414
Cost		(61,223)
Expenses		(1,259)
Depreciation		(10,418)

Operating Income	Ps.	15,514

Net income	Ps.	26,755

c. Spin off and sale of subsidiary:
On August 30, 2005, the Company’s shareholders’ approved a corporate restructuring whereby Ps.9,061 of assets, Ps.8,951 of liabilities and Ps.110 of equity were transferred to a newly formed spun off company, Mijolife, S.A. de C.V. (Mijolife), which was owned by the existing shareholders in the same proportion as their ownership in the Company. In accordance with Mexican tax law, a proportional amount of existing tax accounts were also transferred therewith.
Following is the condensed result of the spin off of Maxcom as of August 30, 2005:

	Consolidated
	balances		Consolidated balances
	of Maxcom		after spin off
	before spin off		Mijolife		Maxcom
Assets

Current assets	Ps.	171,194			Ps.	171,194
Accounts receivables and Other accounts receivables		220,983	Ps.	9,061		211,922
Fixed assets and other long term assets		2,668,897				2,668,897

Total assets	Ps.	3,061,074	Ps.	9,061	Ps.	3,052,013

Liabilities and Shareholders equity

Total liabilities	Ps.	1,512,188	Ps.	8,951	Ps.	1,503,237
Shareholders’ equity		1,548,886		110		1,548,776

Total liabilities and shareholders’ equity	Ps.	3,061,074	Ps.	9,061	Ps.	3,052,013

In a subsequent transaction, the Company reacquired a 99% interest in Mijolife for Ps.235,392 (Ps.214,000 in historical pesos), an amount equal to its fair market value (see Note 15). Such amount was subsequently capitalized as equity.
On November 22, 2005, the Company sold to a third party its participation in this subsidiary. The expenses incurred in the transactions described above were reflected as a special item in the statement of income, however, based on amendments to the NIF B-3 “Income Statement,” issued by the Mexican Board for Research and Development of Financial Information Standards (CINIF, for its initials in Spanish), which became effective on January 1, 2007, special items were reclassed to other income (expense) of the year.

NOTE 4 — CONSOLIDATION BASIS:
The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has 100% of the voting shares:

Subsidiary company	Line of business
Corporativo en Telecomunicaciones, S. A. de C. V.	Technical services
Maxcom Servicios Administrativos, S. A. de C. V.	Administrative personnel services
Maxcom SF, S. A. de C. V.	Rendering of financial services
Outsourcing Operadora de Personal, S. A. de C. V.	Operating personnel services
TECBTC Estratégias de Promoción, S. A. de C. V.
(formerly Técnicos Especializados en
Telecomunicaciones, S. A. de C. V.)	Operating personal services
Maxcom TV, S. A. de C. V.	Cable television services
Maxcom USA, Inc.	International communications services
Telereunión, S. A. de C. V.	Long distance and infrastructure provider.
Telscape de México, S. A. de C. V.	Computer service provider
Sierra Comunications USA, Inc.	International communication services
Sierra Comunicaciones Globales, S. A. de C. V.	Infrastructure leasing
Maxcom T.V. and Maxcom USA are still in the preoperating stage.
The financial statements of Sierra Comunicaciones Globales, S. A. de C. V., were incorporated to the consolidated financial statements of Maxcom as from November 15, 2007.
The financial statements of Telereunión, S. A. de C. V. (Telereunión), Telscape de México, S. A. de C. V. (Telscape) and Sierra Communications USA, Inc., (Sierra USA), as a whole “Grupo Telereunión”, were incorporated to the consolidated financial statements of Maxcom as of July 2006.
All significant balances between consolidated companies are eliminated in the consolidation process.
NOTE 5 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with the Mexican Financial Reporting Standards (MFRS or NIF, for its initials in Spanish as described below or Mexican GAAP), to show a reasonable presentation of the financial information, also, are expressed in thousands of pesos of purchasing power as of December 31, 2007.

On March 4, 2008, the Board of Directors authorized the issuance of these consolidated financial statements which are subject to approval by the General Shareholders’ Meeting that could decide their modification in accordance to the Mexican Corporate Law (Ley General de Sociedades Mercantiles).
As from January 1, 2007, the Company adopted the provisions of the NIF B-3 “Income Statement”, which modifies the general criteria for presentation and disclosure of the aforementioned basic statement. Based on the foregoing, the Company has found that the structure of the income statement that better reflects the best the essence of their operations is by function, since by grouping costs and expenses in general the different earnings levels can be shown.
Under terms of the NIF B-3, its adoption in 2007 resulted in the reclassification, for comparability purposes, as other expenses the special items stated in the income statements for the years ended December 31, 2006 and 2005 for amounts of Ps.17,671 and Ps.16,589, respectively.
Additionally, for a better analysis of the financial information, the Company found necessary to present the amount of operating income separately in the income statement, such presentation is a common disclosure practice in the sector to which Maxcom belongs.
The significant accounting policies used by the Company in the preparation of its consolidated financial statements, including the items, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:
a. Recognition of the effects of the inflation
The consolidated financial statements of the Company have been prepared in accordance with the B-10 Statement “Recognition of the Effects of the Inflation in the Financial Information” (Integrated Document), of the NIF, which provides the basis for the recognition of the effects of the inflation.
i.	The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2007), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. These financial statements have been restated to Mexican pesos as of December 31, 2007 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2007, 2006 and 2005 was 1.000, 1.0376 and 1.0405, respectively. Therefore, these amounts differ from those previously reported.

ii.	Capital stock, premium on shares subscription, deficit, fixed assets and intangible represents the value of these items stated in purchasing power at the end of the last fiscal year. These values are determined by applying the restatement factors derived from the NCPI.

iii.	Comprehensive income (loss) is represented by the net income (loss), plus those entries required by specific accounting standards to be reflected in shareholders’ equity but which do not constitute capital contributions, reductions or distributions, and it is restated on the basis of NCPI factors.

iv.	The gain on monetary position represents the effect of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent fiscal year.

v.	Comprehensive cost of financing consists of interest income and expenses, net exchange gains or losses, and the gain or loss on the net monetary position. The comprehensive cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.
b. Cash and cash equivalents -
The temporary investments include investments denominated in local currency and dollars. Investments in national currency usually provide daily liquidity and are made in repurchase agreements. The dollar investments are made with highly reputable financial institutions in the United States of America through low risk money market funds. These funds provide daily liquidity and give the highest financial return while preserving the value of the principal invested, by investing in instruments with the highest market credit rating. At any given time, temporary investments are valued at market value. During 2007, there were no impairments recorded on any of our investments.
c. Inventories -
Inventory consists of materials used to install telephone lines and network build-out, as well as its sale cost, are originally registered at average cost and are subsequently updated by the application of factors derived from the NCPI. The values thus determined do not exceed their market value. The allowance for obsolescence and slow-moving is evaluated on a six months basis and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

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
The Company capitalizes the comprehensive cost of financing attributable to assets under construction. Capitalized comprehensive cost of financing includes interest expenses, gains from monetary position, and foreign exchange losses, and are determined by reference to the Company’s average interest cost on borrowings. The integral cost of financing capitalized was Ps.35,591, Ps.21,871 and Ps.407 in 2007, 2006 and 2005, respectively.
When the Company invoices its customers for installation fees, any associated cost is recognized as an expense for the periods. Once the relationship with the customer is finished, any outstanding balance of the capitalized cost is recognized in income.
Depreciation is calculated by the straight-line method over the restated cost, based on the estimated useful lives of the assets. Depreciation is charged to results of operations.
As of December 31, 2005, the Company requested a technical study from an independent third party appraiser on the remaining useful lives of its fixed assets except for public telephony equipment as disclosed in the following paragraph, taking into consideration their operating and use conditions. As a result thereof, useful lives were increased. As a result of this study, the Company modified the remaining useful lives and recalculated the amount of depreciation expense related to these assets for the year 2005, which amounted to Ps.153,702. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2005 would have been of Ps.232,744.
During 2007 the Company performed a technical study on the remaining useful lives of the public telephony equipment, taking into consideration their operating, and use conditions. As a result thereof, useful lives were decreased from 17 to 8 years. The Company recalculated the amount of depreciation expense related to these assets for the year 2007, which amounted to Ps.33,231. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2007 would have been of Ps.16,011.
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
Debt issuance cost are amortized on a straight-line basis over the term of the related debt. As of December 31, 2007 and 2006, capitalized expenses for the new debt issuance amounted to Ps.60,340 and Ps.42,408, respectively. See Note 7.
At the end of the year 2006, in accordance to the Statement C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” of NIF, Company’s management determined that the issuance of bonds made on December 2006, represented a new debt in accordance with the provisions specified in such Statement, thus any remaining balances for debt issued in prior years, were written off. The expenses incurred for the issuance of the new debt will be amortized in an 8 year period. The anticipated amortization of the old debt amounted to Ps.17,671, which, in accordance with the new NIF B-3 “Income Statement” is included within the category of other expenses in the income statement at December 31, 2006 (in the income statement for that year this amount was presented as a special item).
f. Concessions -
As previously mentioned, the Mexican Ministry of Communications and Transportation awarded the Company, at no cost, a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 1999, 2001, and 2004, and currently permits the Company to render basic telephony services with national coverage, long-distance services, data transfer services, and other value added services. In accordance with Statement C-8 “Intangible Assets” of NIF, this concession was not accounted for financial reporting purposes and it is only disclosed in a note to these financial statements.
g. Frequency rights -
Frequency rights are recorded at their acquisition cost and restated by applying factors derived from the NCPI as from the acquisition date. Amortization is calculated by the straight-line method over 20 years, which is the term of the frequency rights. See Note 8.

h. Preoperating expenses -
All expenses incurred during the development stage or in specific projects in progress are capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.
For the years ended on December 31, 2007, 2006 and 2005, the Company recorded amortization expenses in the amounts of Ps.19,983, Ps.36,433 and Ps.39,193, respectively. Accumulated amortization was Ps.312,644 and Ps.291,939 as of December the 31, 2007 and 2006, respectively.
i. Long-lived assets -
Long-lived assets, both tangible and intangible, are subject to annual impairment testing. As of December 31, 2007 and 2006, there were no indications of impairment, therefore Company management conducted no study to determine the value in use of such assets.
As of December 2005, the Company’s management carried out studies to determine the value in use of its long-lived assets and identified its national telephony concession as its predominant asset. In this regard, the Company prepared its financial projections considering the expiration date of the concession, February 2027. As result of said evaluations, it was determined that no impairment exists as of December 31, 2005.
j. Liabilities and provisions -
The Company’s liabilities and liability provisions recognized in the balance sheet represent current obligations which will probably require disbursement of economic resources. These provisions have been recorded based on management’s best estimate to cover the current obligation; however, actual results could differ from the provisions recognized.
k. Transactions in foreign currencies -
Transactions in foreign currencies are recorded at the rates of exchange prevailing on the date of the transaction, whit the related exchange gain or loss recorded within the income statement. Assets and liabilities denominated in said currencies are valued at the exchange rate in force at the close of the period, whit the related exchange gain or loss recognized as part of the comprehensive financing cost.
l. Income tax (“ISR”) and flat rate business tax (“IETU”) -
Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax effects on all temporary differences determined between the book and tax values of assets and liabilities at the balance sheet date. See Note 19.

On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax Law (“Ley del Impuesto Empresarial a Tasa Unica” or “IETU”, for its name in Spanish). This law is effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax law. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax.
In accordance with the interpretation published by the CINIF on December 21, 2007, with respect to the accounting effects of the IETU, and based on the financial and tax projections, the Company has determined that it will continue to pay regular income tax in the future in its major operating subsidiaries. As a result, Company’s management has not recorded any deferred IETU taxes at December 31, 2007.
m. Employees’ statutory profit sharing (“PTU”) -
As of December 31, 2007, the Company recorded a provision of Ps.3,257 for PTU, which, in accordance with the new NIF B-3 “Income Statement” was included under selling, general and administrative expenses in the 2007 income statement. There was not employees’ statutory profit sharing as of December 31, 2006 and 2005.
n. Labor obligations at retirement -
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service and compensation obligations at the end of the labor relationship, are recorded as costs in the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method, see Note 14a.
The Company has no other benefits or pension plans for employees after retirement.
o. Financial instruments -
The financial instruments consist primarily of cash and cash equivalents, accounts receivable and accounts and notes payable. The gains and losses related to components of financial instruments classified as assets and/or liabilities are recorded in the comprehensive financing results. The book values of these financial instruments are close to their fair value.
p. Revenue recognition -
The Company recognizes revenues from telephone services provided to its clients, the sale of telephone equipment, services provided to other telephone-service companies (such as interconnection services) and installation charges.

Revenues from services provided to clients, including installation and maintenance, are recognized in the month the service is rendered.
Revenues from the sale of telephone equipment to clients are recognized at the time of the sale and delivery and/or installation of said equipment.
Revenues from interconnection services are recognized on an accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage of 5%, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the net user is subject to a charge per minute. The aforementioned percentage of imbalance has been 5% since January 1, 2007 and it was 15% during 2006 and 2005.
The Company also has interconnection agreements for long-distance and mobile services with other telephony companies. However, they do not include the clause of the “bill and keep” compensatory agreement.
Revenues from pay television services (IPTV) are recognized in the month in which the service is provided. The revenue is recognized as recurring charge (monthly revenue), non-recurring (installation and sale of equipment) and based-on use charges (pay per view and video on demand).
Revenues from mobile telephone services are recognized when the traffic with suppliers of cellular phone has been reconciled and the charge to the client has been done.
Revenue from packaged services is recognized in the month in which the services are provided.
Revenues for public toll telephone services, are recognized when the client deposits his coin inside the telephone and it is recognized and accepted by the system.
Revenues from lease of transmission capacity through its fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.
Advance payments from clients are classified as current liabilities until reimbursed. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

The Company records an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance is created on the agreement terms with the client. Accounts handed over to the Company’s legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the attorney handling the account in question.
q. Stock-options compensation -
In July 2006, the Company decided to amend its different stock option plans to give better benefits to the holders of the options of those plans. Consequently, the Company changed the requisite service period as well as the strike price and vested period on the different stock option plans. Granting conditions are included in the assumptions regarding the number of shares that are expected to become payable or the number of shares that employees receive. This estimate is revised annually and differences, if any, are charged or credited to the income statement, with an adjustment to shareholders’ equity. Stock options are granted to members of the Board of Directors, Company officers and employees, as described in Note 16.
Through December 31, 2005 the Company had different plans which have since been replaced with the new plan.
The Company applies International Financial Reporting Standard (IFRS) No. 2 “Share-based Payments” (IFRS-2), for recognition, valuation and recording of the costs of these plans. IFRS-2 is applied in a supplementary basis in Mexico, as per NIF A-8 “Supplementary”.
IFRS-2 requires that valuation of the cost of stock options granted to employees be estimated by applying the fair value method, for which the company hired an independent third party to carry out this computation. The total amount of the expense estimated under this method is amortized throughout the period granted, excluding the impact of any situation not related to market performance.
For the period ended December 31, 2007 and 2006, the Company recognized stock option plan costs of Ps. 37,124 and Ps.15,982, respectively. No such costs were recognized for the year ended December 31, 2005.
During 2007, options exercised in the amount of Ps.1,213, while in 2006 and 2005, there were no options exercised.
The fair value of options is estimated by an independent expert on the date they are granted, applying the binomial valuation model, by the Black-Scholes method, considering the following weighted-averages for stock options granted during the years ended on December 31, 2007, 2006 and 2005, respectively based on the following:

	2007	2006	2005
Expected yield	—	—	—
Volatility of expected price per share	30.00%	30.00%	55.00%
Risk-free interest rate	4.89%	5.00%	4.35%
Expected life of options	3.25	3.5	10
r. Information by segments -
Statement B-5 “Financial Information by Segments” of NIF, requires that the Company review its internal organizational structure and internal reporting system for purpose of identifying segments. For the years reported on, the Company has operated only in the telecommunications business sector, identifying the following business segments: residential, business, public telephony, wholesale and others. The above segments represent a group within the telecommunications sector, thus most of the infrastructure is commonly used by business segments and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more business segments.
Note 17 presents revenues by segments in the form management analyzes, manages and controls the business, Additionally, the information is displayed by geographic area, in compliance with the applicable NIF and a specific revelation that is required by the SCT in the concession title of the Company.
s. Derivative financial instruments -
The Company applied the provisions of Statement C-10, “Derivative Financial Instruments and Hedge Operations” of NIF, which, sets forth the criteria for recording, valuation and disclosure of all derivative financial instruments and embedded derivative financial instruments. The application of this statement generated a credit to income of Ps.24,036, arising from valuation of swaps contracted, the effect of which was determined at fair value of the hedge instruments at that same date, see Note 13. As of December 31, 2006, a credit to income was generated in the amount of Ps.4,359.
Additionally, as of December 31, 2007, the Company has a long-term lease agreement for its corporate offices, denominated in U.S. dollars, which represents an exchange risk throughout its duration. As of December 31, 2007 and 2006, the Company recorded in its income statement a charge of Ps.3,615 and a credit of Ps.8,175, respectively, for the effect of this embedded derivative. The valuation has been treated as a forward for the monthly obligation established in the contract.
t. Earnings (loss) per share -
Net basic earnings (loss) per share is calculated dividing the net income (loss) for the year by the weighted-average of shares in circulation.

Diluted earnings (loss) per share are calculated by dividing the net income for the year by the weighted-average common shares in circulation, plus stock options issued.
The following table represents the reconciliation between the earnings per common share used in the basic and dilutive computation.

	2007		2006	2005
Numerator:
Net (loss) income under MEX GAAP	Ps.	36,196	(Ps. 29,267)	(Ps. 76,912)
Denominator:
Weighted average of common shares used in basic computation		560,176	442,928	403,521
Add: dilutive impact of stock options and warrants		45,968	24,700	—
Weighted average of common shares used in dilutive computation		606,144	442,928	403,521

Earnings (loss) per share, basic		0.06	(0.07)	(0.19)
Earnings (loss) per share, diluted		0.06	(0.07)	(0.19)
u. New accounting standards -
During the last quarter of 2007, the CINIF issued certain Financial Reporting Standards and certain Interpretations to Financial Reporting Standards, which became effective on January 1, 2008 and are not expected to have a significant impact on the Company’s financial information, except for NIF B-2 regarding presentation purposes as explained below:
NIF B-2, Statement of Cash Flows, supersedes Statement B-12 “Statement for Changes in the Financial Position” and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. NIF B-2 also requires that a statement of cash flows reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by NIF B-2.
NIF B-10, Effects of Inflation, replaces the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Statement B-10. NIF B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, NIF B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from shareholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by NIF B-10.

NIF B-15, Translation of Foreign Currencies, replaces the previous Statement B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” and introduces the concepts of accounting currency, functional currency and reporting currency. NIF B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. NIF B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by NIF B-15.
NIF D-3, Benefits to Employees, replaces the previous Mexican GAAP Statement D-3 “Labor Obligations” and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. NIF D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). NIF D-3 eliminates the recognition in certain instances of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual shareholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. NIF D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, NIF D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees.
NIF D-4, Income Taxes, replaces the previous Mexican GAAP Statement D-4, “Accounting for income tax, asset tax and employees’ profit sharing”, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. NIF D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, under the scope of NIF D-3. NIF D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, NIF D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in shareholders’ equity, in the period in which this standard becomes effective.
INIF 6, Option to choose the form of hedges, indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills with the new requirements established in paragraph 51a of Statement C-10.
INIF 7, Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset, amends the following paragraphs of Statement C-10:

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge.
Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.
IFRIC 12 (Internal Financial Reporting Interpretations Committee) — Service concession arrangements. The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements. Management is currently evaluating the supplemental application of this standard.
NOTE 6 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT — NET:
As of December 31, telephone network systems and equipment consist of:

					Estimated
					useful
					life (years)
	2007		2006		2007		2006
Telecommunications network and equipment	Ps.	2,944,366	Ps.	2,207,946	17		17
Public telephony equipment		377,916		168,393	8		17
Leasehold improvements		821,883		545,151	10	(1)	10

Radio equipment		330,736		307,074	30		30
Line installation cost		402,306		372,562	20		20
Electronic equipment		266,047		264,775	25		25
Capitalized expenses due to construction of networks		337,159		265,107	30		30
Capitalized comprehensive financing cost		66,525		30,933	10		10
Computer equipment		147,703		109,354	5		5
Transportation equipment		52,112		36,527	4		4
Office furniture		26,863		22,201	10		10
Other		20,476		19,734	10		10
Engineering equipment		13,227		12,898	10		10

Subtotal		5,807,319		4,362,655

Accumulated depreciation and amortization		(2,082,785)		(1,513,707)

Subtotal		3,724,534		2,848,948

Constructions in progress		464,412		452,489

	Ps.	4,188,946	Ps.	3,301,437

(1)	Considers the original term of the contract plus an additional similar term, based on renewal experience.

The Company reclassified optical fiber and links in the amounts of Ps.140,200 and Ps.144,241 for 2007 and 2006, respectively, from intangible assets to telephone network systems and equipment.
For the years ended December 31, 2007, 2006 and 2005, the Company recorded depreciation expenses of Ps.306,904, Ps.198,410, and Ps.153,702, respectively.
As part of the agreements entered into with the holders of Bond issued in 2006 and 2007, as mentioned in Note 11, the Company committed all Maxcom fixed assets as a warranty in favor of said bond holders.
Although the assets mentioned above have been encumbered in favor of the bond holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of bonds are met.
The Company entered into financial lease agreements in pesos and U.S. dollars, for telecommunications equipment and transportation equipment. See Note 20.
The gross amount of fixed assets acquired under capitalizable lease as of December 31 is comprised as follows:

	2007		2006
Computer equipment		—	Ps.	2,278
Transportation equipment	Ps.	3,534		8,790
Telecommunications equipment		—		43,257

Total	Ps.	3,534	Ps.	54,325

NOTE 7 — INTANGIBLE ASSETS:
As of December 31, intangible assets are comprised as follows:

					Useful
					life (years)
	2007		2006		2007
Infrastructure rights	Ps.	178,964	Ps.	177,512	30 and 15
Debt issuance costs		60,340		42,408	8
Software licenses		213,543		178,672	3.3

		452,847		398,592

Accumulated amortization		(244,045)		(208,343)

	Ps.	208,802	Ps.	190,249

The Company reclassified optical fiber and links from infrastructure rights to telephone network systems and equipment. See prior comment in Note 6.
For the years ended on December 31, 2007, 2006 and 2005, the Company recorded amortization expense of Ps.35,896, Ps.58,179 and Ps.98,953, respectively, including Ps.21,074, Ps.14,384 and Ps.35,321 corresponding to software amortization, respectively.
As a result of the debt issuance made on December 20, 2006 (see Note 11), the Company recorded other expenses in the amount of Ps.17,671 in the 2006 income statement, as a result of the overall amortization of the costs of debt issuance of the previous bonds that were paid in advance. See Note 5e.
NOTE 8 — FREQUENCY RIGHTS:
As of December 31, frequency rights are analyzed as follows:

	2007		2006
Frequency rights	Ps.	155,309	Ps.	155,309
Less — Accumulated amortization		(74,379)		(66,935)

	Ps.	80,930	Ps.	88,374

For the years ended December 31, 2007, 2006 and 2005, the Company recorded amortization expenses of Ps.7,444, Ps.7,444 and Ps.12,219, respectively.
NOTE 9 — RELATED PARTIES:
For the years ended on December 31, related party transactions are analyzed as follows:
Commission and administrative services paid to:

	2007		2006		2005
Electromecánica de Guadalajara, S. A. de C. V. (1)	Ps.	7,425		—		—
Road Telco & Consulting, S. A. de C. V. (2)		2,309	Ps.	1,639		—
Vázquez Eduardo (3)		459		—		—
Vázquez Gabriel Agustín (3)		459		—		—
Bank of America, Co. (4)		378		397	Ps.	527
Autokam Regiomontana, S. A. de C. V. (5)		343		—		—
Sierra Madre Automotriz, S. A. de C. V. (5)		318		—		—
Inmobiliaria AutoKam, S. A. de C. V. (3)		98		—		—
Comercializadora Road el Camino, S. A. de C. V. (6)		—		323		1,541
Servicios de publicidad proporcionados por
Difusión Panorámica, S. A. de C. V. (7)		—		22		36

	Ps.	11,789	Ps.	2,381	Ps.	2,104

Revenues from telephony services collected from related parties	Ps.	1,020	Ps.	940	Ps.	930

(1)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunión’s debt with the Comisión Federal de Electricidad (CFE). See Note 20.

(2)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Road Telco & Consulting. The 2007 and 2006 transactions correspond to administrative services.

(3)	Corresponds to leases of sites and offices owned by a relative of a Maxcom shareholder.

(4)	Corresponds to expenses related to the debt restructuring and travel expenses of Bank of America (Maxcom shareholder).

(5)	Corresponds to costs related to the purchase of vehicles.

(6)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Comercializadora Road el Camino, S. A. de C. V. 2006 and 2005 transactions correspond to administrative services and sales of telephone lines.

(7)	Corresponds to advertising services.
As of December 31, 2007, Telereunión (a subsidiary) had an account payable to Electromecánica de Guadalajara, S. A. de C. V. by Ps.36,370 corresponding to a loan received to pay its debt to CFE arising from the lease agreement, which amounted to Ps.38,284. This loan will be paid in equal monthly installments of Ps.106 over 30 years, at the EIIR (Equilibrium Interbank Interest Rate), plus 300 basis points.
NOTE 10 — COMMERCIAL PAPER:
On May 16, 2007, the Company paid 1,500,000 of its commercial paper certificates previously issued by the Company on July 14, 2005, related to a financing program in Mexico, with a value of Ps.01 each, with one-year maturity, equivalent to Ps.150,000. These certificates had at an interest rate equal to the EIIR, plus 230 basis points. As of December 31, 2007, there were no outstanding balances for commercial paper.

NOTE 11 — PAYABLE BONDS:
As of December 31, 2007 and 2006, the bonds debt was comprised as follows:

	2007		2006
Short term:
$11,590: “Series B Bonds” (issued on March 17, 2000) bearing interest at a rate of 13 3/4%, maturing April 1, 2007.[1]		—	Ps.	130,785

Long term:
$200,000: Senior Notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.[2]	Ps.	2,173,240	Ps.	1,692,647

[1]	On April 2, 2007, the Company paid at maturity the $11,590 “Series B bonds”.

[2]	On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of $150,000 in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933. On January 10, 2007 and September 5, 2007, the Company issued additional Bonds in the amount of $25,000 each, on the same global offer and under the same terms as those of the initial placement.
As of December 31, 2007, accrued interest payable on these bonds amounted to Ps.11,172
As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Systems and Telephone Network Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment, as well as all the assets comprising the item denominated “Systems and Telephone Network Equipment” pertaining to the assets shown in the balance sheet. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.
It should be mentioned that the Company’s concessions to provide telecommunications services were not affected by the above-mentioned mortgage; therefore, they are free of liens or restrictions on use or ownership.
Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the bonds are met.
The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) pari passu (equal conditions) on payment rights on all current company principal debt; c) is considered a secondary debt in regards to any debt contracted with the acquired fixed assets pledged as guarantee; d) is considered preferential debt in regards to any future principal debt of the Company; and e) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunión companies, which will be pledged beginning in 2009, and f) is subject to registration before the Securities and Exchange Commission (“SEC”), in accordance with the Registration Rights Agreement. The registration of these bonds was effective on November 19, 2007.
The aforementioned bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2007.
On November 19, 2007 the bonds exchange program was completed for an approximate and registered with the U.S. Securities and Exchange Commission with the same features of maturity, interest rate and others.
Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. As of December 31, 2007, the Company released the funds classified as restricted cash, in light of the fact that the trust set up as an alternate source of payment of the loans contracted with IXE, Banco Mercantil del Norte, S. A. and a derivative financial instrument operation were cancelled on December 2007. As of December 31, 2006 the restricted cash totaled Ps.23,462.

NOTE 12 — FOREIGN CURRENCY POSITION:
As of December 31, the Company’s foreign-currency position was as follows:

	2007		2006
U.S. dollars:
Assets		$223,278		$69,050
Liabilities		(223,196)		(174,234)

Net assets (liabilities) in U.S. dollars		$82		$(105,184)

Exchange rate at end of the year (Ps. to the U.S.$1.00)	Ps.	10.87	Ps.	10.88

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS:
As of December 31, 2007 and 2006, the Company recorded in its income statement a debit in the amount of Ps.3,615 and a credit of Ps. 8,175, respectively, due to the valuation of an embedded derivative, which forms part of the Company’s long-term lease agreement. This contract is denominated in U.S. dollars and represents an exchange risk. For valuation purposes, the exposure was treated as a forward given the monthly obligation established in the agreement.
On May 25, 2007, the Company entered into two currency swap transactions with Bank Morgan Stanley A.G.. and Merrill Lynch Capital Markets A.G.. to reduce the exchange risk related to interest payments of $150 million of the $200 million principal amount of the Senior secured notes maturing in 2014, Interest payments are hedged for 2008, 2009 and 2010. As of December 31, 2007, the fair value of the swap totaled Ps. 8,915.
On July 11, 2005, the Company contracted a swap with IXE Banco, S. A. and classified it as a trading instrument. This transaction was related to payment of commitments maturing in 2007 agreed in a foreign currency other than the Company’s functional currency. This transaction contained no additional related costs, and the notional amount of the swap was $16,709, valued at a future exchange rate set at Ps.11.40 to the U.S. dollar. Therefore as December 31, 2007, the Company recognized an accumulated gain of Ps.15,121 in its income statement related to the fair value of such instrument. The exchange rate swap had been agreed at an annual fixed interest rate of 2.9750%, based on 360 days, and interest thereon was payable monthly. This agreement expired on December 26, 2007.

NOTE 14 — LABOR OBLIGATIONS AT RETIREMENT:
The Company has no retirement or post retirement benefit or pension plans for its employees, aside from the benefits described in the next sentence. Obligations and costs of seniority premiums and termination of employment benefits that employment benefits are entitled to receive are recognized based on actuarial studies prepared by an independent third party.
As of December 31, 2007 and 2006, the main financial data is analyzed as follows:
a. Seniority premiums:

	2007		2006
Current benefit obligations	Ps.	1,283	Ps.	1,010
Less: plan assets		—		—

Current net liabilities		1,283		1,010
Less: projected net liabilities		(1,676)		(1,439)

Additional liabilities	Ps.	—	Ps.	—

Projected benefit obligation	Ps.	1,480	Ps.	1,167
Plus (less): Items to be amortized in 22 and 24 years:
Net transition asset		507		527
Profit from changes in assumptions		(311)		(255)

Projected net liabilities	Ps.	1,676	Ps.	1,439

Net cost for the period:
Labor cost	Ps.	364	Ps.	236
Financial cost		46		30
Transition asset amortization		(11)		(23)

Total net cost for the period (*)	Ps.	399	Ps.	243

b. Termination of employment:

	2007		2006
Current benefit obligations	Ps.	24,906	Ps.	20,317
Less: plan assets		—		—

Current net liabilities		24,906		20,317
Less: projected net liabilities		(7,256)		(5,249)

Additional liabilities/ Intangible asset	Ps.	17,650	Ps.	15,068

Projected benefit obligation	Ps.	33,002	Ps.	26,956
Plus (less): Items to be amortized in 22 and 24 years
Net transition liability		(19,295)		(20,291)
Profit from changes in assumptions		(6,452)		(1,416)

Projected net liabilities	Ps.	7,255	Ps.	5,249

Net cost for the period:
Labor cost	Ps.	3,265	Ps.	2,751
Financial cost		1,045		850
Amortization of transition asset		1,043		1,041

Total net cost for the period (*)	Ps.	5,353	Ps.	4,642

(*)	As of December 31, 2007 and 2006, the net cost of the period was Ps.5,752 and Ps.4,866, respectively, and was determined in the same manner as projected benefit obligations, using an expected real rates of return of 4% and an average salary increase of 1.5%. See Note 5n.
Following is a summary of the provision for labor obligations as of December 31:

	2007		2006
Current benefit obligations upon termination of employment	Ps.	24,906	Ps.	20,317
Seniority premium net projected liability		1,676		1,439

Total labor obligations at retirement	Ps.	26,582	Ps.	21,756

NOTE 15 — SHAREHOLDERS’ EQUITY:
Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.
On April 11, 2002, the Company obtained authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase its ability to issue limited voting shares up to 95% of its total capital stock.
On July 17, 2006, the Company’s shareholders decided to simplify the Company’s shareholding structure, as a result of which, all preferred shares were converted to common shares, eliminating the preferred liquidation rights of certain shares, which represented, at the time of the conversion, approximately 95% of the capital stock. To eliminate the preferred rights that would have been generated in the event of Maxcom’s liquidation or an analogous liquidation, the shareholders approved payment of dividends per share to preferred shareholders, which was equal to the liquidation price estimated per preferred share at the date of payment. Payment was made in shares. Shareholders holding preferred shares received an additional amount of 126,297,257 common shares.
In accordance with the provisions of NIF C-11 “Shareholders’ Equity”, the increase in the number of shares in circulation resulting from this payment of dividends per share had no effect on the accounting, as the value of shareholders’ equity remained unchanged.
All the series of preferred shares were converted to common shares. In this regard, as per the agreements reached, the conversion was as follows:
–	6,088,896 Series “A-1” shares to Series “A” shares, at a one to one ratio;

–	10,181,950 Series “B-1” shares to Series “B” shares, at a one to one ratio;

–	220,714,874 Series “N-1” shares to Series “N” shares, at a one to one ratio, and

–	26,867,820 Series “N-2” shares to Series “N” shares, at a one to one ratio.

As of December 31, the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	2007	2006	2005
Issued and outstanding:

Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	15,760,793	2,979,817
Series “A1” Class II (variable portion)	—	—	6,088,896
Series “B” Class II (variable portion)	—	16,611,595	—
Series “B1” Class II (variable portion)	—	—	10,181,950
Series “N” Class II (variable portion)	—	448,433,563	8,861,834
Series “N1” Class II (variable portion)	—	—	220,714,874
Series “N2” Class II (variable portion)	—	—	26,867,820

Subtotal	789,818,829	482,334,778	277,224,018

Authorized shares not outstanding:
(treasury shares)

Serie “A”	307,010
Series “N”	—	45,901,176	3,024,011
Series “N1”	—	—	23,110,943

Subtotal	307,010	45,901,176	26,134,954

Total authorized shares	790,125,839	528,235,954	303,358,972

As of December 31, the Company’s capital stock was integrated as follows:

	2007		2006
Capital stock	Ps.	4,814,435	Ps.	2,863,807
Restatement effect		595,816		463,675

Total capital stock	Ps.	5,410,251	Ps.	3,327,482

Series “A” and “B” preferred shares had full voting rights, and Series “N” shares were neutral shares with limited voting rights and were not considered in the determination of the foreign investment percentage, in accordance with the Law of Foreign Investments and can be subscribed and acquired by either Mexican or foreign investors.

In accordance with the General Corporations Law (“LGSM” from Spanish), and with the Company’s bylaws, it is not possible to issue new shares or agree any modification in the number of shares due to a capital increase, reduction, amortization or spin off, unless all shares previously issued have been entirely paid. Therefore, treasury shares were totally cancelled and re-issued each time stockholders reached an agreement in that sense.
In February of 2005, a number of Company officers exercised their withdrawal rights, under articles 213, 220, 221, and other applicable articles of the “LGSM.” Thus, 1,469,836 Series “N” shares were cancelled. On the same date, several Company officers exercised their stock options, as a result of which, the company issued 1,469,836 Series “N1” Shares.
At the General Extraordinary Shareholders’ Meeting held on August 30, 2005, the shareholders approved the following, inter alia: (i) to spin-off Maxom Telecomunicaciones, S. A. de C. V., (see Note 3c.), (ii) to capitalize the share subscription premium, in an amount of Ps.930,131 (Ps.874,268 in historical pesos) paying up, under Article 116 of the LGSM, 72,078,245 fully paid-up and subscribed shares, with no par value shown, which were delivered to shareholders in proportion to their equity interest, including series and class of shares, and (iii) to cancel 26,040,990 shares held in the treasury of the company to guarantee their issuance under the different options and warrants commitments of the Corporation, of which 3,361,483 correspond to the “N” Series, Class II, of the capital stock and 22,679,507 to the “N1” Series, Class II, of the capital stock, and issue up to 26,134,954 shares, with no-par value shown, of which 3,024,011 will be “N” Series, Class II shares, and 23,110,943 will be “N1” Series, Class II shares, to be maintained in the treasury of the Company.
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
As a result of the acquisition of Grupo Telereunión companies, described in Note 3b., at the General Shareholders’ meeting held on July, 2006, Grupo VAC (the former owners of the Grupo Telereunión companies) subscribed a $31.2 million (Ps.364,276) increase in Maxcom’s capital stock equivalent to Ps.364,276 or 16.34% of the total Company’s shares. From this capital stock subscription, Maxcom received $22.7 million in cash and the outstanding shares of Telereunión, S. A. de C. V., Telscape de México, S. A. de C. V. and Sierra USA Communications, Inc. valued at the preliminary fair value of $8.5 million.
On February 26, 2007, at the Extraordinary and Ordinary Shareholders Meetings it was decided to increase the variable portion of the capital stock of the Company in the amount of $58, by issuing 830,000 Series “N” common shares that represent the capital stock of Maxcom, which were subscribed by a number of officers of Maxcom at a subscription price of $0.07 per share.

On April 1, 2007 a number of holders of warrants issued in year 2006 exercised their options in respect of 736,883 Series “N” common shares that represent the capital stock of Maxcom at a price of $0.01 per share.
On September 13, 2007, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the following resolutions were adopted.
1.	To make a public offering of Ordinary Participation Certificates (CPO) in Mexico, in the form of shares by offering these securities at the Bolsa Mexicana de Valores, S.A. de C.V. and other foreign markets in the form of American Depositary Shares (ADS) or other securities or instruments representing the CPOs or the shares of the Company, in accordance with applicable laws, including, without limitation, the US Securities Act of 1933, and upon registration of the corresponding securities with the US Securities and Exchange Commission, so that the necessary funds may be raised in order to continue the development and growth of the Company and pay its debts. The CPOs are equivalent to three shares and the ADS are equivalent to seven CPOs.
2.	The conversion and/or reclassification of all the shares under the Series “A”, “B”, and “N”, into new common and registered Series “A” shares with no par value, representing both the fixed and the variable portion of the capital stock, as applicable.
3.	Amend the Company’s overall bylaws, including the creation of a number of intermediate management bodies, and other changes required under the Mexican Stock Market Law to convert the Company to a publicly traded company (sociedad anónima bursátil or S. A. B.).
4.	Cancel 45,768,803 of the Company’s treasury shares.
5.	Increase the variable capital stock by issuing up to 260,000,000 common and registered Series “A” shares with no par value, representing the variable portion of the capital stock of the Company and 45,768,803 registered Series “A” shares, with no par value, representing the variable portion of the capital stock, to be kept at the treasury.
On October 19, 2007 Maxcom completed the global offering by placing 304,608,201 Series “A” shares under the primary offering, including the over-allotment option, and 50,909,091 Series “A” shares under the secondary offering, all of them registered shares with no par value, representing the variable portion of the capital stock of the Company, among public investors. The gross amount of the proceeds obtained from the offering, taking into account the primary offering and the over-allotment option was Ps. 2,751,713, and the issuance expenses amounted to Ps.95,751, net from tax effects.
In the end of October, 2007 certain officers and directors of the Company exercised options corresponded to stock option plan to acquire 853,592 Series “A” shares representing the capital stock of the Company.

In light of the above, the outstanding capital stock of Maxcom is comprised of 1,528,827 Series “A” shares that represent the fixed portion thereof and 788,290,002 Series “A” shares that represent the variable portion thereof.
In the event of a reduction to the capital stock or to the share subscription premium any surplus of the amount reimbursed over the balances of the accounts of contributed capital, a tax equivalent to 38.89% shall be incurred, when paid in the future. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.
NOTE 16 — STOCK OPTION PLAN:
Through June 30, 2006, the Company had the following stock option plans:
a)	Executive plan — under the aforesaid plan, there were 575,000 available options as a grant for officer’s performance for the years of 1998, 1999 and 2000. As of December 31, 2005, 526,214 options of this plan granted, of which 304,502 remained to be exercised, and 256,094 were fully exercisable.
b.	New stock option plan for executives — As of December 31, 2005, the Board of Directors and shareholders of the Company authorized an aggregate of 17,998,500 options to remunerate officers for the services they rendered during the years 2002, 2003 and 2004. Also, part of these options served as extraordinary remunerations granted to certain key officers in case of a change in the control of the Company. As of December 31, 2005, 13,529,500 options had been granted, of which 2,705,900 were fully exercisable.
c.	Members of the Board of Directors and members of various committees — For each meeting of the Board or of the different committees of the Company where directors and members of the different committees attend, they receive an option to purchase 2,500 shares at an exercise price of $0.01 per share. The chairman of the Board or of the different committees is entitled to receive options to subscribe 5,000 shares at the same above mentioned exercise price. Options granted in each meeting may be exercised immediately and expire three years after, beginning on the date when granted, except when the same Board or the shareholders’ meeting provides another mechanism. As of December 31, 2005, 955,000 options had been granted in this plan, of which 637,500 were fully exercisable.
d.	Signing bonuses and other bonuses for officers or directors — From time to time the Company has granted signing bonuses, special bonuses and other bonuses by way of stock options. There was a reserve of 246,215 N1 Series, Class II treasury shares, available so that the management or the Board of Directors may grant options on these shares as part of the signing bonuses negotiated and signed to contract new key officers with the Company.

The fair value of options for services rendered was determined by an independent third party using a binomial valuation model applying the Black-Scholes method, as a result of which there was no charge to results during the years that ended December 31, 2005.
Following is a summary of the changes in employees’ stock options plans for the year ended on December 31, 2007, 2006 and 2005 and the changes to the stock option plan for the acquisition of shares by entities other than employees (in thousands of shares):

	2007		2006		2005
		Weighed		Weighed		Weighed
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	36,651	$0.38	18,099	$0.65	4,465	$1.14
Granted	5,151	0.25	36,076	0.24	13,712	0.49
Exercised	(339)	0.31	—	—	—	—
Cancelled	(4,186)	0.27	(17,524)	0.65	(78)	0.01

Outstanding at the end of the year	37,277	0.37	36,651	0.38	18,099	0.65

Options exercisable at the end of the year	21,208	0.41	7,112	0.99	7,226	0.71

Weighted average price of options granted during the year (denominated in U.S. dollars)		$0.25		$0.24		$0.00

In July 2006, the Company increased its capital stock by 16.34% of the Company’s outstanding shares, as described in Note 15. As a result of this transaction, the Company’s shareholders decided to simplify the Company’s shareholding structure, changing all preferred shares to common shares, after canceling preferential rights in the event of liquidation.
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
Together with this change in its capital structure the Company decided to amend its different stock option plans to give better benefits to the holders of the options in such plans. As a result in July 2006, the Company changed the requisite service period as well as the strike price and vested period on the different stock option plans as explained below:

	Modified plan		Previous
	2007	2006	Plan
Requisite service period	3 years	3 years	5 years (*)
Fair value on modification date	$0.149	$0.09	$0.00
Exercise price	$0.31	$0.31	$0.50

Unrecognized compensation cost in July 2006 (in dollars: $0 x 23,837,331 options)		0	n/a

(*)	At the modification date most options had been already vested.

In 2007, the exercise terms for certain options were increased, the effect of this modification is disclosed below.
The additional compensation cost stemming from the modification and the total compensation cost per option is $0.09 as shown below:

Fair value of modified option at July 2007	$0.149
Fair value of modified option at July 2006	0.090
Fair value of original option at July 2006	0.000

Incremental value of modified option at July 2007	$0.149

Incremental value of modified option at July 2006	$0.090

Incremental value of modified option at July 2007	$0.149
Incremental value of modified option at July 2006	0.090
Unrecognized compensation cost for original option	0.000

Total compensation cost to be recognized in 2007	$0.149

Total compensation cost to be recognized in 2006	$0.090

The total remaining compensation cost at December 31, 2007 amounted to Ps.7,349 will be recognized over the modified award’s three-year requisite service period. Accordingly, the Company’s compensation cost will be recognized ratably over the remaining three years. The cost recognized for the years ended, related to these plans, December 31, 2007 and 2006 amounted to Ps.11,824 and Ps.15,982, respectively. The compensation cost for “penny warrants” for directors and options for executives are recognized in shorter periods, because it relates to performance bonuses and its “fair value” fluctuates between $ 0.149 and $ 0.31 each.
Options for key executives exercisable upon a change of control
As of December 31, 2007, the Company had issued options to purchase 7,569,007 shares pursuant to severance arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, became fully exercisable without restriction. As of October 18, 2007 these options were fully exercisable and the compensation cost recognized amounted to Ps.25,300.

After amending the different stock option plans, the break down of the options granted and its vesting periods are described below:

	New	Plan for the	Options for Board
	employee stock	Chairman	members and options
	option plan	of the Board	for executives	Total
Granted	26,202,748	5,716,580	9,070,407	40,989,735
Expected forfeitures	(2,654,178)	—	—	(2,654,178)
Outstanding options to be authorized	1,826,304	—	617,500	2,443,804
Options vested for the year	339,035	—	532,500	871,535

	2007	2006
Authorized options	45,901,206	44,915,241
Options to be granted	43,875,765	42,468,936
Available options	2,025,441	2,446,305
The fair value of the stock options of the new plan was computed by an independent third party specialist, using a binomial valuation model by the Black-Scholes method.
Black-Scholes assumptions at 2007:

Vesting Period	Volatility	Exercise Price	Risk Free Rate	“Fair value”
3.25 years	30%	$0.31	4.89%	$0.149
Black-Scholes assumptions at 2006:

Vesting Period	Volatility	Exercise Price	Risk Free Rate	“Fair value”
3.5 years	30%	$0.31	5.00%	$0.090
Options (“warrants”) for services rendered to the Company
Since 1998 and through 2001, the Company issued options to subscribe shares of the Company in exchange of different services rendered.
For the year ended December 31, 2000, the Company granted bondholders, initial purchasers and underwriter of the Notes with maturity in 2007 that bear annual interest at a rate of 13 3/4%, options to subscribe 764,938 “N” Series shares representing the capital stock of the Company at an exercise price of $0.01 per share. Options expire 7 years after the grant date. As of December 31, 2007, 736,883 vested options were exercised and 28,055 options were cancelled.

NOTE 17 — FINANCIAL INFORMATION BY SEGMENTS AND BY GEOGRAPHICAL LOCATION:
The Company’s management uses revenues by segment to evaluate performance, make general operating decisions and assign resources. No intersegment revenues are applicable for the periods presented herein:

Segment	2007		2006		2005
Residential	Ps.	897,855	Ps.	685,492	Ps.	595,074
Business		648,165		495,433		400,472
Public Telephony		386,404		253,136		64,178
Wholesale		376,092		262,304		149,622
Others		37,203		45,327		32,758

Total revenues	Ps.	2,345,719	Ps.	1,741,692	Ps.	1,242,104

Operating costs and expenses		(2,073,081)		(1,584,950)		(1,223,964)

Operating income	Ps.	272,638	Ps.	156,742	Ps.	18,140

The above segments are comprised of homogeneous customers. The Company does not allocate total assets by segment since they are used to provide all segment services.
The information by geographical location including revenue, total assets, depreciation and additions of the telephone network, systems and equipment is as follows:

	Metropolitan		Central-
Services	Area		South		North		Total
Year ended on December 31, 2007:

Local	Ps.	1,398,683	Ps.	517,154		—	Ps.	1,915,837
Long distance		171,308		175,234	Ps.	10,375		356,917
Rent of dedicated links		180		119		—		299
Sale of equipment to customers		10,698		3,646		—		14,344
Capacity leasing		58,322		—		—		58,322

Total revenue	Ps.	1,639,191	Ps.	696,153	Ps.	10,375	Ps.	2,345,719

Assets	Ps.	8,728,860	Ps.	814,161	Ps.	553,864	Ps.	10,096,885
Accumulated depreciation		(2,082,785)		—		—		(2,082,785)

Total assets	Ps.	6,646,075	Ps.	814,161	Ps.	553,864	Ps.	8,014,100

Acquisition of telephone network systems and equipment	Ps.	973,074	Ps.	476,519	Ps.	32,834	Ps.	1,482,427

	Metropolitan		Central-
Services	Area		South		North		Total
Year ended on December 31, 2006:

Local	Ps.	934,524	Ps.	385,265			Ps.	1,319,789
Long distance		220,131		121,633	Ps.	28,459		370,223
Rent of dedicated links		342		157		—		499
Sale of equipment to customers		6,062		8,360		—		14,422
Capacity leasing		36,759		—		—		36,759

Total revenue	Ps.	1,197,818	Ps.	515,415	Ps.	28,459	Ps.	1,741,692

Assets	Ps.	5,867,306	Ps.	325,527	Ps.	386,778	Ps.	6,579,611
Accumulated depreciation		(1,513,707)		—		—		(1,513,707)

Total assets	Ps.	4,353,599	Ps.	325,527	Ps.	386,778	Ps.	5,065,904

Acquisition of telephone network systems and equipment	Ps.	666,782	Ps.	141,454	Ps.	710	Ps.	808,946

Year ended on December 31, 2005:

Local	Ps.	502,646	Ps.	327,670	Ps.	—	Ps.	830,316
Long distance		205,893		173,911		—		379,804
Rent of dedicated links		358		516		—		874
Sale of equipment to customers		2,881		3,210		—		6,091
Capacity leasing		24,127		—		—		24,127
Other				892		—		892

Total revenue	Ps.	736,797	Ps.	505,307	Ps.	—	Ps.	1,242,104

NOTE 18 — COMPREHENSIVE FINANCING RESULTS:
As of December 2007, 2006 and 2005 the comprehensive financing results are analyzed as follows:

	2007		2006		2005
Comprehensive financing results:
Interest and commissions paid — Net	Ps.	(285,858)	Ps.	(178,153)	Ps.	(109,758)
Interest gain — Net		55,793		8,591		4,494
Exchange gain — Net		25,247		6,756		21,564
Gain on monetary position		42,586		33,753		23,849

	Ps.	(162,232)	Ps.	(129,053)	Ps.	(59,851)

Capitalized in telecommunications equipment and network (Note 6)	Ps.	35,591	Ps.	21,871	Ps.	407

Total recorded in income for the period	Ps.	(126,641)	Ps.	(107,182)	Ps.	(59,444)

NOTE 19 — INCOME TAX (IT), ASSET TAX (AT) AND FLAT RATE BUSINESS TAX (IETU):
The Company and its subsidiaries are individually subject to payment of income tax and asset tax, which means they do not consolidate for tax purposes.
In 2007, some subsidiaries determined tax profits of Ps.33,717 and others determined tax losses in the amount of Ps.247,719 (tax profits of Ps.96,105, and tax losses of Ps.64,326 in 2006, and tax profits of Ps.85,464 and tax losses of Ps.105,458 in 2005, respectively).
Based on tax and financial projection, prepared by management the Company determined to be essentially subject to IT (Income Tax) rather than to IETU, except for one of the personnel services subsidiaries that will be subject to IETU. Therefore, the Company has recognized the impact of deferred IT as of December 31, 2007, and no temporary differences were recorded for subsidiaries under IETU.
Book and tax results differ due to permanent and temporary differences, as shown below.
The provision for income tax in 2007, 2006 and 2005 is as follows:

	2007		2006		2005
Current income tax	Ps.	50,700	Ps.	—	Ps.	686
Deferred income tax		46,282		60,050		28,039

Total provision	Ps.	96,982	Ps.	60,050	Ps.	28,725

Due to the amendments to the Mexican Income Tax Law approved on November 13, 2004, the income tax rate was 28% in 2007.

The following table shows the reconciliation between the effective tax rate and the statutory tax rate as of December 31, 2007 and 2006:

	December 31,
	2007		2006
Profit before tax provisions	Ps.	133,178	Ps.	30,783
Income tax rate		28%		29%

Income tax provision		37,290		8,927

Plus (less) tax effects of the following permanent items:
Non-deductible expenses		14,017		1,301
Annual adjustment for inflation		11,464		14,803
Effects of inflation on income statement		(9,384)		9,218
Cancellation of allowance on asset tax for prior years(1)		—		31,679
Other permanent items		4,323		(5,878)

Income tax at statutory rate		57,710		60,050

Effective income tax rate		43%		195%

Provision for AT currently payable		39,272		—

Income tax provision	Ps.	96,982	Ps.	60,050

(1)	Through December 31, 2005, the Company considered it had possibilities of recovering asset tax paid in prior years, based on the results of legal proceedings initiated and on the fact that the prior Asset Tax Law allowed for deduction of liabilities in computing net assets. However, during the last quarter of 2006, the conditions of the legal process changed radically and together with the changes to the Asset Tax Law, effective as from January 1, 2007, which now precludes the inclusion of liabilities in determining the asset tax base, the Company concluded that there were not enough grounds to obtain a favorable resolution, and decided, on a conservative basis, to record a valuation allowance in the total amount of said tax. Asset tax is incurred at the rate of 1.25% over the net amount of certain assets only when this tax exceeds income tax payable.

As of December 31, 2007 and 2006, the effect of deferred income tax on the main temporary differences is analyzed as follows:

	2007		2006
Current:
Allowance for doubtful accounts	Ps.	21,775	Ps.	25,965
Prepaid expenses		(17,269)		(16,814)
Provisions		11,732		66,495

Total current		16,238		75,646

Non current:
Telephone network, equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses — Net		(291,599)		(241,547)
AT paid in prior years		35,873		35,873
Tax loss carryforwards		246,867		195,488

Total non current		(8,859)		(10,186)

Net deferred tax asset before valuation allowance		7,379		65,460
Valuation allowance for tax losses and AT		(105,121)		(154,156)

Deferred income tax liability	Ps.	(97,742)	Ps.	(88,696)

Deferred income tax provision analysis:

Net change in deferred income tax liability	Ps.	(9,046)	Ps.	(60,050)
Tax effect of deductible expenses related to the issuance of shares recorded net in the premium on share issuance		(37,236)		—

Deferred income tax provision	Ps.	(46,282)	Ps.	(60,050)

As of December 31, 2007, the Company had accumulated tax losses of $881,677, whose right to be amortized expire as follows:

Year of			Year of
loss	Amount		expiration
1999	Ps.	16,467	2009
2000		73,832	2010
2001		54,151	2011
2002		254,521	2012
2003		31,555	2013
2004		72,304	2014
2005		101,718	2015
2006		29,410	2016
2007		247,719	2017

	Ps.	881,677

NOTE 20 — COMMITMENTS AND CONTINGENCIES:
As of December 31, 2007, the Company had the following commitments:
a.	Operating lease agreements:
The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of Ps.51,943, Ps.58,489 and Ps.44,613 in 2007, 2006 and 2005, respectively.
The schedule for estimated future minimum lease payments is as follows:

2008	Ps.	47,675
2009		45,538
2010		42,825
2011		31,917
2012 and thereafter:		30,688

	Ps.	198,643

b. Lease agreement for the building currently housing the Company’s corporate offices.
On September 1, 2005, the Company renewed its corporate lease agreement for a 7-year term ending on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of Ps.27,054, Ps.26,037 and Ps.17,968 for the years ended December 31, 2007 , 2006 and 2005, respectively.

The schedule of estimated future minimum lease payments is as follows:

2008	Ps.	25,042
2009		22,765
2010		22,401
2011		21,389
2012 and thereafter:		20,549

	Ps.	112,146

c. Finance lease agreements:
The Company has executed finance lease agreements with different entities regarding: telecommunications and transportation equipment. The term of such agreements ranges from 18 to 36 months, with the option to purchase the leased good at reduced prices once the term is completed. The interest rate agreed in these agreements ranges from 6.9% to 10%, as per the specific conditions of each agreement.
The schedule of future minimum payments is as follows:

2008	Ps.	8,463
2009		4,617

Total	Ps.	13,080

d. Geographic expansion commitment:
The agreement amending the national concession agreement to install and operate a public telecommunications network in Mexico, entered into on December the 2, 2004, sets forth a capacity installation program to handle a certain number of lines by the end of 2006, and sets forth a geographic expansion commitment up until 2014.
In order for the concession to remain in effect, the Company is required to comply with the capacity installation and geographic expansion commitment discussed above, among other conditions.
As of the date of issuance of the financial statements, said commitment was fully covered, with no future commitments remaining.
e. Commitment related to frequency rights:
As of December 31, 2007, the Company complied with its obligation to submit to the Mexican Ministry of Communications and Transportation the renewal of the surety bonds for the fiscal year 2007, as per the commitments and obligations set forth in the concessions.

f. Commitment pertaining to the sale of capacity:
In October of 2003, the Company entered into an agreement for the sale of optical fiber capacity with another carrier in the amount of Ps.2,000, which was recognized at the time of the sale as an advanced collection to render this service; the term of this agreement is 13 years. As of December 31, 2007, deferred revenue amounted to Ps.1,538. The amortized revenue for 2006 and 2007 was Ps.1,701 and Ps.1,722, respectively.
g. Lucent Technologies:
Telereunión is also involved in a claim initiated by Lucent Technologies, Inc. for the collection of approximately Ps.5 million in connection with the installation of part of Telereunión’s fiber optic network. We believe that the likelihood of success of the Lucent claim is remote. Although Lucent has not initiated a formal legal proceeding against Telereunión and has only sent several letters in the attempt to collect the amount they allege is due, Telereunión initiated two legal proceedings in Mexican courts seeking (i) a declaration that the applicable statute of limitations (prescripción) has expired and (ii) a declaration nullifying the document upon which Lucent bases its claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC Investors agreed to indemnify us for any out of pocket costs we incur in connection with the resolution of the Lucent claim.
h. Comisión Federal de Electricidad:
In July 2006, we acquired Grupo Telereunión from the Grupo VAC Investors. Telereunión was a party to a lawsuit initiated by the Mexican Federal Power Commission for Ps.39.7 million in rents due for the 30-year lease of infrastructure, entered into on June 23, 1999, that should have been paid in advance.
Although Telereunión was found ultimately liable for Ps.42.7 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the Mexican Federal Power Commission, the Grupo VAC Investors undertook to negotiate with the Mexican Federal Power Commission, on behalf of Telereunión, more favorable terms for the payment of the amount due to the Mexican Federal Power Commission. On January 9, 2007, Telereunión executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.109,985 per month.

i. Claim brought by the Ministry of Finance and Public Credit as a result of a tax audit of Telereunión for the fiscal year 2004:
In January 2006 the tax authorities initiated audits of Telereunión on grounds of alleged omissions to pay the taxes corresponding to fiscal year 2004. These authorities were concluded on September 6, 2007. On September 7, 2007 the tax authorities determined a tax obligation of Telereunión in the approximate amount of Ps.59.4 million, due to the existence of certain differences and omissions in connection with returns of taxes to Telereunión.
As part of these audits, the authorities established that Telereunión was liable for a failure to pay Employees’ profit sharing in the approximate amount of Ps.8.2 to certain employees, in conformity with applicable laws. Pursuant to the obligations assumed by Grupo VAC under the Indemnity Agreement, since the Investors thereof agreed to indemnify Maxcom for any expenses incurred by it in that regard, no direct impact on the legal or financial condition or the operating results of Maxcom should occur. The Company has registered no liability, since in its opinion and its legal counsel’s opinion that any charge against Telereunión is unlikely to occur.
h. Legal matters and Administrative Proceedings.
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
NOTE 21 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF, for its initials in Spanish as described below or Mexican GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 “Recognition of the effects of inflation on financial information” of NIF. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net loss and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.
The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity:

	Years Ended December 31,
	2007		2006		2005
Net income (loss) under Mexican GAAP	Ps.	36,196	Ps.	(29,267)	Ps.	(76,912)

Adjustments:
Amortization of pre-operating expenses (a)		20,438		32,030		39,193
Capitalization of interest (b)		(716)		49,945		(1,211)
Amortization of capitalized interest (b)		(11,896)		(27,136)		2,801
Installation revenues and related costs (c)		(6,758)		858		3,245
Installation costs not charged to customers (d)		(60,640)		(213,247)		(69,413)
Debt restructuring (e)		—		197,006		52,488
Capitalized internal compensation cost (f)		143		143		143
Spin-off and sale of subsidiary (g)		—		—		235,282
Retirement obligations (h)		(682)		(908)		—
Reversal of SAB 108 (k)		—		3,035		—
Recognition of deferred taxes (1)		184,914		—		—

Total US GAAP adjustments		124,803		41,726		262,528

Net income under U.S. GAAP	Ps.	160,999	Ps.	12,459	Ps.	185,616

Basic and diluted earnings per share:
Numerator:
Net income under U.S. GAAP	Ps.	160,999	Ps.	12,459	Ps.	185,616
less: preferred stock dividend		—		(539,738)		—
less: amount allocated to preferred shareholders		—		—		(176,336)

Net (loss) Income under U.S. GAAP available for common shareholders, used for basic computation		160,999		(527,279)		9,280
Add: amount allocated to convertible preferred shares		—		—		176,336
Net (loss) Income under U.S. GAAP available for common shareholders, used for dilutive computation		160,999		(527,279)		185,616

Denominator:
Weighted average of common shares used in basic computation		560,176		247,853		13,860
Add: dilutive impact of stock options and warrants		45,968		24,700		—
Add: dilutive impact of convertible preferred shares		—		—		263,364
Weighted average of common shares used in dilutive computation		606,144		247,853		277,224

Earnings per share, basic		0.29		(2.13)		0.67
Earnings per share, diluted		0.27		(2.13)		0.67
The company has revised its presentation of earnings per share computed according to generally accepted accounting principles in the U.S. from amounts previously reported to reflect the application of guidance relating to earnings per share computations that results in a difference from amounts reported under Mexican GAAP. This revision included the reduction of earnings available to the common shareholder in 2006 for the fair value of a stock dividend paid to the preferred shareholders in the form of the Company’s common shares in the amount of Ps. 539.8 million, adjustments to earnings available to the common shareholder and the weighted average number of shares for fiscal years 2005 and 2006 to reflect the application of the “two-class method” specified by EITF 03-06 and adjustments to the weighted average number of shares of common stock included in diluted per share computations in fiscal year 2005 to reflect the application of the if-converted method in the computation for diluted earnings per share in such period. Under Mexican GAAP as well as U.S. GAAP earnings per share computations as previously presented, the common shares issued in the stock dividend to the preferred shareholders and the shares of common stock issued upon conversion of preferred stock in July 2006 were assumed to be outstanding for all periods presented in both basic and diluted earnings per share computations based on an analogy to the retroactive restatement of earnings per share computations that would be applicable to a stock split.

(1)	According to FAS 128.

	As of December 31,
	2007		2006
Shareholders’ equity under Mexican GAAP	Ps.	5,030,839	Ps.	2,276,914
Accumulated adjustments:
Preoperating expenses (a)		(391,951)		(391,951)
Amortization of preoperating expenses (a)		314,049		293,611
Capitalization of interest (b)		121,178		121,894
Depreciation of capitalized interest (b)		(52,347)		(40,451)
Installation revenues and related costs (c)		(73,981)		(67,225)
Installation costs not charged to customers (d)		(583,696)		(523,056)
Capitalized internal compensation cost (f)		(2,143)		(2,285)
Retirement obligations(h)		(1,590)		(908)
SAB 108 initial effects (i)		7,034		7,034
SAB 108 effects for the year (k)		3,035		3,035
Recognition of deferred taxes (1)		184,914

Total U.S. GAAP adjustments	Ps.	(475,498)	Ps.	(600,302)

Shareholders’ equity under U.S. GAAP	Ps.	4,555,341	Ps.	1,676,612

Provided below is an analysis of changes in shareholders’ equity under U.S. GAAP:

	Year Ended
	December 31,
	2007		2006
Balance at the beginning of the year	Ps.	1,676,612	Ps.	1,276,861
Net income (loss) under U.S. GAAP		160,999		12,459
Increase in capital stock		2,045,646		364,276
Increase in premium on issuance of shares		634,960		—
SAB 108 initial effects (i)		—		7,034
Stock option plan		37,124		15,982

Balance at the end of the year	Ps.	4,555,341	Ps.	1,676,612

I. Explanation of reconciling items
a. Preoperating expenses -
Under the Statement C-8 “Intangibles” in Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages were capitalized. The Company’s operations commenced in May 1999 and capitalized expenses are being amortized on a straight-line basis for a period not exceeding 10 years. The Company has not incurred in preoperating or development expenses since 2003.

Under US GAAP, such pre-operating expenses are expensed as incurred.
b. Capitalization of interest -
In accordance with Mexican GAAP, the Company capitalizes comprehensive cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain) incurred during the period of construction and installation of an asset. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company is amortizing capitalized interests on a straight-line basis over 10 years.
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
c. Installation revenues and related costs -
Under Mexican GAAP, installation revenues and related costs are recognized immediately, when installations are charged to customers.
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
In December, 2006 and April 2007, the Company redeemed its outstanding debt related to its Old Senior Notes and its New Senior Notes (see Note 11). Under Mexican GAAP, in accordance to the Statement C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” of NIF, Company’s management determined that the issuance of bonds made on December 2006, represented a new debt in accordance with the provisions specified in such Statement, thus any remaining balances for debt issuance costs in prior years, were taken to income. Under U.S. GAAP, the remaining outstanding balance of the debt restructuring was recognized into the income results.

f. Capitalized internal compensation cost -
Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002, the Company capitalized some compensation expenses in an amount of Ps.2,856, that are being amortized on a straight-line basis over 20 years. The Company has not incurred these charges since 2003.
Under U.S. GAAP, these charges were expensed.
g. Spin-off and sale of subsidiary
As more fully described in Note 3, in 2005, the Company undertook a corporate restructuring whereby certain net assets were spun off and subsequently sold to a third party. The transactions were recorded at fair market value resulting in an increase in shareholder’s equity of Ps.235,282 and no gain or loss reflected in the statement of income.
Under U.S. GAAP, the spin off and subsequent reacquisition of Mijolife, S. A. de C. V. described above would be accounted for at historical cost with no change in the carrying basis of existing assets and liabilities, including net operating tax loss carry forwards, which had previously been fully reserved for given the uncertainty of recoverability. Under U.S. GAAP, a gain would be recognized in the income statement related to the sale of Mijolife, S. A. de C. V. to third parties. Such gain would be equal to the difference between the sale price and the historical basis of existing assets and liabilities, including net operating loss carry forwards.
h. Retirement obligations -
Under Mexican GAAP, as described in Note 14, effective January 1, 2005 revised Statement D-3 “Labor Obligations” of NIF requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”. Mexican GAAP allows for the amortization of the transition obligation related to the adoption of revised Statement D-3 over the expected service life of the employees.
Under U.S. GAAP, it is required to recognize such effect upon initial adoption, which results in a difference in the amount recorded under the two accounting principles.

	2007
Labor obligation at retirement asset as of December 31, 2006	Ps.	15,068
Labor obligation at retirement asset as of December 31, 2007		17,650

Amortization of past service cost		2,582
Amortization of variances in assumptions		(992)

Cost reduction under US GAAP	Ps.	1,590

	2006
Labor obligation at retirement asset as of December 31, 2005	Ps.	15,976
Labor obligation at retirement asset as of December 31, 2006		15,068

Amortization of past service cost		908
Amortization of variances in assumptions		—

Cost reduction under US GAAP	Ps.	908

i. Initial application of SAB 108 -
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.
Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements- but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, we used the roll-over method for quantifying financial statement misstatements.
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

In connection with the preparation of its Annual Report for the year ended December 31, 2006, Maxcom detected prior year misstatements, not identified during prior years. In order to evaluate whether such errors resulted in a material misstatement to the previously issued financial statements, management quantified the aggregate misstatement to the prior years financial statements using its pre-SAB 108 quantification method (the roll-over method). This analysis included all misstatements relating to the prior years financial statements including the misstatements that were “corrected” through the cumulative effect adjustment (recorded as of January 1, 2006) relating to the initial application of SAB 108.
Based on their consideration of the total misstatement of the prior years financial statements (using the roll-over method), management determined that the prior years financial statements were not materially misstated.
The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108 (in thousands):

		Period in which the	Period in which the		Period in which the
		Misstatement	Misstatement		Misstatement
		Originated (1)	Originated (1)		Originated (1)		Adjustment recorded
		Year Ended	Year Ended		Year Ended		as of
		December 31, 2003	December 31, 2004		December 31, 2005		January 1, 2006
Labor liabilities (2)	Ps.	(15,977)	Ps.		Ps.	(647)	Ps.	(16,624)
Capitalized interest (3)		(4,576)		(1,310)		613		(5,273)
Increasing-debt rate (4)		—		(3,682)		(8,321)		(12,003)
Stock-option plan (5)		—		(603)		(2,890)		(3,493)
Embedded derivatives (6)		—		—		7,292		7,292
Debt restructuring (7)		—		137,597		6		137,603
Installation costs not charged (7)		—		(111,511)		1,593		(109,918)
Installation revenues and costs (8)		—		—		11,593		11,593
Other (9)		11,346		(9,534)		(3,955)		(2,143)
Deferred income taxes (10)				—		—		—

Impact on net income(11)	Ps.	(9,207)	Ps.	10,957	Ps.	5,284

Retained earnings(12)							Ps.	7,034

(1)	We previously quantified these errors under the roll-over method and concluded that they were immaterial, individually and in the aggregate.

(2)	We were not recognizing this difference for severance indemnity as required by U.S. generally accepted accounting principles (see reconciling item h.). As a result of this error, our severance indemnity expense was understated by Ps.16.0 million in 2003 and by Ps.0.6 million in 2005, no expense recognition is applicable for 2004. We recorded a Ps.16.6 million increase in our liability for severance indemnity as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(3)	We incorrectly amortized capitalized interest expenses in 2005 and prior years. As a result of this error, our expenses were understated in 2003 by Ps.4.6 million, in 2004 by Ps.1.3 and overstated by Ps.0.6 million in 2005. We recorded a Ps.5.3 million decrease in our capitalized interest as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(4)	We were not adjusting our expenses for increasing-debt rate as required by U.S. generally accepted accounting principles to the interest method. As a result of this error, our interest expense was understated by Ps.3.7 million in 2004 and by Ps.8.3 million in 2005. We recorded a Ps.12.0 million increase in our liability for interest payable as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements (see item k. below for reversal in 2006).

(5)	We were not recognizing compensation cost expense as required by U.S. generally accepted accounting principles. As a result of this error, our compensation expense was understated by Ps.0.6 million in 2004 and by Ps.2.9 million in 2005. We recorded a Ps.3.5 million increase in our additional-paid in capital for stock-option plans as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(6)	We were not recognizing the effect in income generated by embedded derivatives as required by U.S. generally accepted accounting principles. As a result of this error in both GAAPs in 2005, our income was understated by Ps.7.3 million. We recorded a Ps.7.3 million increase in our assets as of January 1, 2006 with a corresponding increase in retained earnings to correct these misstatements. This balance does not represent a difference between GAAPs, however for Mexican GAAP purposes this effect was immaterial for being adjusted (see item k. below for reversal in 2006).

(7)	We were incorrectly presenting the accumulated amortization related to debt restructuring and installation costs not charged to customers. As a result of both reclassification errors, our income was understated by Ps.26.1 million in 2004 and by Ps.1.6 million in 2005 (amounts presented net). We recorded a Ps.27.7 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(8)	We were incorrectly recognizing the effect in income generated by the amortization installation revenues and costs. As a result of this error, our income was understated by Ps.11.6 million in 2005. We recorded a Ps.11.6 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(9)	We incorrectly recorded minor entries representing preoperating expenses, leasehold improvements and revenue recognition. As a result of these errors, our expense was overstated by Ps.11.3 million in 2003 and understated by Ps.9.5 million in 2004 and Ps.4.0 million in 2005. We recorded a Ps.2.2 million increase in the Company’s liabilities for these concepts as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(10)	No deferred taxes were calculated in the application of the SAB 108 as those balances would represent a deferred tax asset for the net balance to be adjusted on January 1, 2006, that is not deemed recoverable and should be fully reserved for accounting purposes.

(11)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements

(12)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.
k. Reversal of SAB 108 -
Below are disclosed entries adjusted for SAB 108 and their effect on the fiscal year:

	December 31, 2006
Preoperating expenses	Ps.	(1,676)
Increasing debt rate (1)		12,003
Embedded derivatives (2)		(7,292)

	Ps.	3,035

(1)	These notes were called in advance during 2006 and thus, outstanding payable balances under U.S. GAAP were therefore eliminated.

(2)	In 2006, the Company started recognizing embedded derivatives in local books, therefore reconciling item should be reversed accordingly.
l. Recognition of Deferred taxes -
This amount represents the effect in deferred income taxes originated by concepts under the reconciliation Mexican GAAP-US GAAP, that are described in previous adjustment.

     Disclosures
     a. Restrictive Covenants -
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
b. Proforma earnings per share -
Pursuant to guidelines established in FAS 154 “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3”, the Company notes that it changed the estimate of useful lives during 2007 and 2005. As explained in the Note 5d the effects of these changes during 2005 was a reduction of expenses of (Ps.79,042) or (Ps.0.20) per share and during 2007 was a reduction of earnings of Ps.17,220 or Ps.0.03 per share, under both MFRS and U.S. GAAP.

c. Acquisition of Sierra Comunicaciones
Under Mexican GAAP the acquisition of Sierra Comunicaciones was recognized in the books of the Company following the applicable guidance for business combinations, however for US GAAP purposes based on the characteristics of the transaction, the Company applied EITF (Emerging Issues Task Force) 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and considered the transaction to be an acquisition of a group of assets as the entity acquired was not regarded as an self-sustaining integrated set of activities and assets. This acquisition did not represent a GAAP difference as no goodwill was recognized under Mexican GAAP and excess over book value was allocated to the assets received.
d. Deferred income taxes -
For Mexican GAAP purposes, the Company applies revised Statement D-4 “Accounting Treatment for Income Taxes, Asset Tax and Employees’ Statutory Profit Sharing” of NIF and recognizes future tax impacts based on the differences between the financial statements and tax bases of assets and liabilities-temporary differences- as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.
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
FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, for 2006 and 2005, the Company has established a valuation allowance for the amount of the deferred tax assets, that which the Company estimated will not get a future benefit.
As of December 31, 2007, and based on the projections made by management, the Company will generate in the future taxable income and therefore, no valuation allowance for deferred taxes was recognized for U.S. GAAP balances. The company has a partial valuation allowance on Mexican GAAP balances related to tax loss carryforwards that will expire unused.
Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.
The adoption of this pronouncement had no effect on the Company’s overall financial position or results of operations.
The following tax years remain open to examination and adjustment by the Company’s major tax, jurisdictions:
     U.S. — 2004 and all following years
México — 2001 and all following years
Significant components of deferred income taxes under U.S. GAAP are as follows:

	SFAS 109
	Applied to		SFAS 109
	Mexican		Applied to
	GAAP		U.S. GAAP
	Balances		Balances		Total
December 31, 2007
Deferred assets:
Bad debt allowance	Ps.	21,775		—	Ps.	21,775
Tax loss carry forwards		246,867		—		246,867
Accruals		11,732		—		11,732
Installation revenues		—		20,715		20,715
Installation costs not charged to customers		—		163,435		163,435

Deferred tax assets		280,374		184,150		464,524

Deferred liabilities:
Prepaid expenses		(17,269)		—		(17,269)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(291,599)		764		(290,835)
Deferred tax liabilities		(308,868)		764		(308,104)

Net deferred income tax asset before valuation allowance		(28,494)		184,914		156,420
Valuation allowance		(69,248)				(69,248)

	Ps.	(97,742)	Ps.	184,914	Ps.	87,172

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican		U.S.
	GAAP		GAAP
	Balances		Balances		Total
December 31, 2006
Deferred assets:
Bad debt allowance	Ps.	25,965		—	Ps.	25,965
Asset tax payments		35,873		—		35,873
Tax loss carryforwards		195,488		—		195,488
Accruals		66,495				66,495
Installation revenues		—		18,823		18,823
Installation costs not charged to customers		—		146,456		146,456

Deferred tax assets		323,821		165,279		489,100

Deferred liabilities:
Prepaid expenses		(16,814)		—		(16,814)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(241,547)		5,625		(235,922)
Deferred tax liabilities		(258,361)		5,625		(252,736)

Net deferred income tax asset before valuation allowance		65,460		170,904		236,326
Valuation allowance		(154,156)		(170,904)		(325,060)

	Ps.	(88,696)	Ps.	—	Ps.	(88,696)

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican		U.S.
	GAAP		GAAP
	Balances		Balances		Total
December 31, 2005
Deferred assets:
Bad debt allowance	Ps.	26,068		—	Ps.	26,068
Asset tax payments		35,873		—		35,873
Tax loss carryforwards		103,568		—		103,568
Accruals		76,016				76,016
Installation revenues		—		19,064		19,064
Installation costs not charged to customers		—		86,746		86,746

Deferred tax assets		241,525		105,809		347,334

Deferred liabilities:
Prepaid expenses		(32,287)		—		(32,287)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(233,690)		20,767		(212,923)
Deferred tax liabilities		(265,977)		20,767		(245,210)

Net deferred income tax asset before valuation allowance		(24,452)		126,577		102,125
Valuation allowance		(4,194)		(126,577)		(130,771)

	Ps.	(28,646)	Ps.	—	Ps.	(28,646)

     a. Cash flow information -
Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.
Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2007, 2006 and 2005, includes the effect of inflation in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

	Year Ended December 31,
	2007		2006		2005
Operating activities:
Net (loss) income under U.S. GAAP	Ps.	160,999	Ps.	12,459	Ps.	185,616
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization		328,269		167,721		261,931
Fixed asset write-offs		—		—		12,393
Capitalization of liabilities		—		—		235,392
Spin off effect		—		—		(110)
Hedging valuation		(24,036)		(5,217)		20,338
Allowance for doubtful accounts		5,318		36,556		30,905
Monetary gain		(15,533)		(21,503)		(23,849)
Allowance for inventory of obsolescence		—		—		330
Deferred income tax		(138,632)		60,051		28,040
Employee benefits		6,434		4,642		—
Stock option plan		37,124		15,982		—
Loss (gain) on sale of fixed assets		6,166		1,369		—
Other		67,255		(1,000)		—
Foreign currency exchange (gain) loss		(47,957)		(90,781)		(19,586)

		385,407		180,279		731,400

Changes in operating assets and liabilities:
Accounts receivable		(319,003)		(321,562)		(106,969)
Inventory		2,540		(19,160)		(4,341)
Prepaid expenses		2,091		14,271		(13,946)
Other assets and liabilities		93,404		25,267		155,390

Cash flow provided by (used in) operating activities		164,439		(120,905)		761,534
Financing activities:
Restricted cash		23,462		(15,179)		12,063
Capital increase — Net of equity issuance cost		2,643,369		357,348		—
Bank financing and debt payments		131,432		(460,666)		(115,268)
Senior notes issued — Net of debt issuance cost		118,214		1,650,241		—

Cash flow provided by financing activities		2,916,477		1,531,744		103,205

Investing activities:
Acquisition of fixed assets		(1,126,022)		(772,773)		(410,903)
Proceeds on sale of fixed assets		(6,371)		4,428		—
Purchase of Telereunion, net of cash acquired		—		(101,173)		—
Purchase of Sierra, net of cash acquired		(33,576)		—		—
Acquisition of intangible assets		(79,112)		(35370)		(59,547)

Cash flow used in investing activities		(1,245,081)		(904,888)		(470,450)

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents		(35,591)		(7,878)		(13,800)
Net increase in cash and cash equivalents		1,800,244		498,073		174,079

Cash and cash equivalents at beginning of the year		739,291		241,218		67,139

Cash and cash equivalents at end of the year		2,539,535		739,291		241,218

Interest paid	Ps.	271,973	Ps.	139,716	Ps.	75,569

Taxes paid	Ps.	25,530	Ps.	1,396	Ps.	545

Supplemental disclosures about non-cash activities Optical fiber and links reclassification		—		144,241		—
(Decrease) increase on fixed assets acquired Under capitalizable lease		(50,791)		15,620		(1,569)

     b. Operating income -
Mexican GAAP allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating. For the years ended 2007, 2006 and 2005, these charges were Ps.12,819, Ps.18,777, and Ps.6,883, respectively.
Under U.S. GAAP, such items are considered part of operating income.
     c. New U.S. GAAP accounting pronouncements -
In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 157 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The Company is currently evaluating the impact of adopting FAS 157 will have on its financial condition or results of operations.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for us beginning in the 2008 first quarter. The adoption of SFAS No. 159 is not expected to have any impact on our financial condition or results of operations.
In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”) which replaces FAS No.141, Business Combination. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The adoption of FAS 141(R) is not expected to have any impact on our financial condition or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The adoption of FAS 160 is not expected to have any impact on our financial condition or results of operations.
On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of FAS 161 is not expected to have any impact on our financial condition or results of operations.
     m. Subsidiary Guarantor Information
     On December 20, 2006, the Company issued $150 million of Senior Notes in an international offering of debt that was subsequently completed on January 10, 2007 and on September 5, 2007, with the additional issuance of $25.0 million each. The Senior Notes were registered as public debt in a exchange offer on December 28, 2007, pursuant to a guarantee by certain Maxcom subsidiaries: Corporativo en Telecomunciaciones, S. A. de C. V., Maxcom Servicios Adminsitrativos, S. A. de C. V., Outsourcing Operadoradora de Personal, S. A. de C. V., TECBTC Estrategias de Promoción, S.A. de C.V.(formerly Técnicos Especializados en Telecomunicaciones, S. A. de C. V), Maxcom TV, S. A. de C. V. and Maxcom, USA, Inc.

																	NON-GUARANTOR SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TECBTC		Telereunión		USA		Telscape		SCG		Elimination		Consolidated
Balance sheet as of December 31, 2007:

Cash and cash equivalents and Current restricted cash	Ps.	2,526,044		1,398		2,842		435		2,799						239		1,485		4,267				26		—		2,539,535
Accounts receivable — net		742,528		6,338		53,419		11,748		170,804		110		51		1,552		16,406		14,550		2,081		19		(249,093)		770,513
Inventory — net		33,249																										33,249
Prepaid expenses		49,471		339		1,966		9										9,830		15								61,630
Investment in subsidiaries		299,637				4,969																				(304,606)		—
Frequency rights — net		80,930																										80,930
Telephone network system and Equipment net		3,944,727																202,410		9,478		20,985		11,346				4,188,946
Preoperating expenses — net		77,634												268														77,902
Intangible assets — net		208,802																										208,802
Obligations				1,890		15,760																						17,650
Deposits		1,038		257		7				4,276								1,350		15								6,943
Derivative financial instruments		13,475																										13,475
Other assets		9,270				5,272																				(17)		14,525

Total assets	Ps.	7,986,805	Ps.	10,222	Ps.	84,235	Ps.	12,192	Ps.	177,879	Ps.	110	Ps.	319	Ps.	1,791	Ps.	231,481	Ps.	28,325	Ps.	23,066	Ps.	11,391	Ps.	553,716)	Ps.	8,014,100

Total liabilities	Ps.	2,955,966	Ps.	10,178	Ps.	84,130	Ps.	7,402	Ps.	1,958	Ps.	7	Ps.	278	Ps.	1,612	Ps.	151,374	Ps.	18,415	Ps.	400	Ps.	112	Ps.	(248,571)	Ps.	2,983,261

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital		6,298,307		96		66		55		171,496		127		56		53		702,304		13,044		97,875		11,308		(996,480)		6,298,307

Accumulated deficit		(1,267,468)		(52)		39		4,735		4,425		(24)		(15)		126		(622,197)		(3,134)		(75,209)		(29)		691,335		(1,267,468)

Total shareholders’ equity		5,030,839		44		105		4,790		175,921		103		41		179		80,107		9,910		22,666		11,279		(305,145)		5,030,839

Total liabilities and shareholders — equity	Ps.	7,986,805	Ps.	10,222	Ps.	84,235	Ps.	12,192	Ps.	177,879	Ps.	110	Ps.	319	Ps.	1,791	Ps.	231,481	Ps.	28,325	Ps.	23,066	Ps.	11,391	Ps.	(553,716)	Ps.	8,014,100

Total shareholders’ equity under Mexican GAAP	Ps.	5,030,839	Ps.	44	Ps.	105	Ps.	4,790	Ps.	175,921	Ps.	103	Ps.	41	Ps.	179	Ps.	80,107	Ps.	9,910	Ps.	22,666	Ps.	11,279	Ps.	(305,145)	Ps.	5,030,839

									NON-GUARANTOR SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Preoperating expenses	(391,951)													(391,951)
Amortization of preoperating expenses	314,049													314,049
Capitalization of interest	121,178													121,178
Amortization of capitalized interest	(52,347)													(52,347)
Installation revenues	(73,981)													(73,981)
Installation costs	(583,696)													(583,696)
Capitalized internal compensation cost	(2,143)													(2,143)
Retirement obligation	(1,590)													(1,590)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	184,914													184,914
Total shareholders’ equity under US. GAAP	4,555,341													4,555,341

																	NON-GUARANTOR SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TECBTC		Telereunión		USA		Telscape		SCG	Elimination		Consolidated
Statements of Operations for the year ended December 31, 2007:
Revenues	Ps.	2,339,795	Ps.	56,594	Ps.	409,537	Ps.	78,075							Ps.	3,521	Ps.	42,294	Ps.	6,675				Ps.	(590,772)	Ps.	2,345,719
Operating cost and expenses		(2,052,063)		(54,565)		(415,628)		(73,266)		(17)		(7)		(10)		(3,339)		(55,897)		(8,523)					590,234		(2,073,081)
Integral (cost) income of financing		(112,592)		(46)		1,026		(253)		391		(4)		(2)		(22)		(13,541)		(1,520)		(78)					(126,641)
Other income (expenses)		(138,944)		(890)		2,553		(1,360)		11,889						(52)		17,701		322		(400)			(620)		(109,801)

Net (loss) income	Ps.	36,196	Ps.	1,093	Ps.	(2,512)	Ps.	3,196	Ps.	12,263	Ps.	(11)	Ps.	(12)	Ps.	108	Ps.	(9,443)	Ps.	(3,046)	Ps.	(478)	Ps.	Ps.	(1,158)	Ps.	36,196

Net (loss) income for the year under Mexican GAAP	Ps.	36,196	Ps.	1,093	Ps.	(2,512)	Ps.	3,196	Ps.	12,263	Ps.	(11)	Ps.	(12)	Ps.	108	Ps.	(9,443)	Ps.	(3,046)	Ps.	(478)	Ps.	Ps.	(1,158)	Ps.	36,196

Preoperating expenses
Amortization of preoperating expenses		20,438																									20,438
Capitalization of interest		(716)																									(716)
Amortization of capitalized Interest		(11,896)																									(11,896)
Installation revenues		(6,758)																									(6,758)
Installation costs		(60,640)																									(60,640)
Debt restructuring
Capitalized internal compensation cost		143																									143
Retirement obligations		(682)																									(682)
Reversal of SAB 108
Net loss (income)
Recognition at deferred taxes		184,914																									184,914
Net loss (income)
For the year Under U.S. GAAP	Ps.	160,999																								Ps.	160,999

																			NON-GUARANTOR
																			SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TECBTC		Telereunión		USA		Telscape		SCG		Elimination		Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2007:
Net (loss) income the year under U.S. GAAP	Ps.	160,999	Ps.	1,093	Ps.	(2,512)	Ps.	3,196	Ps.	12,263	Ps.	(11)	Ps.	(12)	Ps.	108	Ps.	(9,443)	Ps.	(3,046)	Ps.	(478)			Ps.	(1,158)	Ps.	160,999
Depreciation and amortization		314,601																								13,668		328,269
Other adjustments to reconcile net income to cash provided by operating activities		(93,909)		414		(5,200)				(11,958)								(4,499)								11,291		(103,861)

Net change in working capital		(246,075)		(1,046)		12,734		(2,793)		(954)		11		280		121		4,273		4,527		478	Ps.	93		7,383		(220,968)

Resources (used in) provided by Operating activities		135,616		461		5,022		403		(649)				268		229		(9,669)		1,481				93		31,184		164,439

Resources used in financing activities		2,913,462		3														(927)								3,939		2,916,477

Resources (used in) provided by investing activities		(1,215,275)				(3,303)								(268)				7,180		1,370				(67)		(34,718)		(1,245,081)

Effect of inflation on cash and cash equivalents		(35,186)																								(405)		(35,591)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		1,798,617		464		1,719		403		(649)						229		(3,416)		2,851				26				1,800,244
Beginning balances		727,427		934		1,123		32		3,448						10		4,901		1,416						—		739,291

Ending balances	Ps.	2,526,044	Ps.	1,398	Ps.	2,842	Ps.	435	Ps.	2,799	Ps.	—	Ps.	—	Ps.	239	Ps.	1,485	Ps.	4,267	Ps.	—	Ps.	26	Ps.		Ps.	2,539,535

																	NON-GUARANTOR SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TET		Telereunión		USA		Telscape		Elimination		Consolidated
Balance sheet as of December 31, 2006:
Cash and cash equivalents and Current restricted cash	Ps.	750,889		934		1,123		32		3,448						10		4,901		1,416				—		762,753
Accounts receivable — net		439,423		30,098		220,461		45,443		167,741		114		52		673		57,386		12,833		2,159		(491,126)		485,257
Inventory — net		35,790																								35,790
Prepaid expenses		64,412		264		988		10										51		15						65,740
Investment in subsidiaries		306,567				1,666																		(308,233)		—
Frequency rights — net		88,374																								88,374
Telephone network system and Equipment net		3,060,002																209,590		10,861		20,984				3,301,437
Preoperating expenses — net		98,340																								98,340
Intangible assets — net		190,249																								190,249
Obligations				1,600		13,468																				15,068
Deposits		369		391		7				4,449								742		15						5,973
Deferred tax						2,393																				2,393

Other assets		14,548																		(18)						14,530

Total assets	Ps.	5,048,963	Ps.	33,287	Ps.	240,106	Ps.	45,485	Ps.	175,638	Ps.	114	Ps.	52	Ps.	683	Ps.	272,670	Ps.	25,122	Ps.	23,143	Ps.	(799,359)	Ps.	5,065,904

Total liabilities	Ps.	2,772,049	Ps.	34,338	Ps.	237,491	Ps.	43,890	Ps.	11,979	Ps.	—	Ps.	—	Ps.	611	Ps.	182,194	Ps.	12,170	Ps.	—	Ps.	(505,732)	Ps.	2,788,990

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital		3,580,578		93		66		55		171,497		127		55		54		703,231		13,045		97,873		(986,096)		3,580,578

Accumulated deficit		(1,303,664)		(1,144)		2,549		1,540		(7,838)		(13)		(3)		18		(612,755)		(93)		(74,730)		692,469		(1,303,664)

Total shareholders’ equity		2,276,914		(1,051)		2,615		1,595		163,659		114		52		72		90,476		12,952		23,143		(293,627)		2,276,914

Total liabilities and Shareholders — equity	Ps.	5,048,963	Ps.	33,287	Ps.	240,106	Ps.	45,485	Ps.	175,638	Ps.	114	Ps.	52	Ps.	683	Ps.	272,670	Ps.	25,122	Ps.	23,143	Ps.	(799,359)	Ps.	5,065,904

Total shareholders’ equity under Mexican GAAP	Ps.	2,276,914	Ps.	(1,051)	Ps.	2,615	Ps.	1,595	Ps.	163,659	Ps.	114	Ps.	52	Ps.	72	Ps.	90,476	Ps.	12,952	Ps.	23,143	Ps.	(293,627)	Ps.	2,276,914

									NON-GUARANTOR SUBSIDIARIES
	Maxcom	CTE	MSA	OOP	MSF	Maxcom	Maxcom	TET	Telereunión	Sierra	Telscape	Elimination	Consolidated
						USA	TV			USA
Preoperating expenses	(391,951)												(391,951)
Amortization of preoperating expenses	293,611												293,611
Capitalization of interest	121,894												121,894
Amortization of capitalized interest	(40,451)												(40,451)
Installation revenues	(67,225)												(67,225)
Installation costs	(523,056)												(523,056)
Capitalized internal compensation cost	(2,285)												(2,285)
Retirement obligation	(908)												(908)
SAB 108 initial effect	7,034												7,034
SAB effects for the year	3,035												3,035
Total shareholders’ equity under US. GAAP	1,676,612												1,676,612

																	NON-GUARANTOR SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TET		Telereunión		USA		Telscape		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2006:
Revenues	Ps.	1,716,316	Ps.	45,170	Ps.	338,295	Ps.	63,114							Ps.	907	Ps.	88,308	Ps.	14,171			Ps.	(524,589)	Ps.	1,741,692

Operating cost and expenses		(1,585,904)		(43,871)		(334,952)		(61,413)		4,455						(886)		(71,801)		(15,167)				524,589		(1,584,950)
Integral (cost) income of financing		(122,543)		10		(100)		(114)		4,360		(4)		(2)		(3)		10,488		798		(72)				(107,182)
Other income (expenses)		(37,136)		(308)		1,811		(51)		(13,742)								1		29				(29,431)		(78,827)

Net (loss) income	Ps.	(29,267)	Ps.	1,001	Ps.	5,054	Ps.	1,536	Ps.	(4,927)	Ps.	(4)	Ps.	(2)	Ps.	18	Ps.	26,996	Ps.	(169)	Ps.	(72)	Ps.	(29,431)	Ps.	(29,267)

Net (loss) income for the year under Mexican GAAP	Ps.	(29,267)	Ps.	1,001	Ps.	5,054	Ps.	1,536	Ps.	(4,927)	Ps.	(4)	Ps.	(2)	Ps.	18	Ps.	26,996	Ps.	(169)	Ps.	(72)	Ps.	(29,431)	Ps.	(29,267)

Preoperating expenses
Amortization of preoperating expenses		32,030																								32,030
Capitalization of interest		49,945																								49,945
Amortization of capitalized Interest		(27,136)																								(27,136)
Installation revenues		858																								858
Installation costs		(213,247)																								(213,247)
Debt restructuring		197,006																								197,006
Capitalized internal compensation cost		143																								143
Retirement obligations		(908)																								(908)
Reversal of SAB 108		3,035																								3,035

Net loss (income) for the year Under U.S. GAAP	Ps.	12,459																							Ps.	12,459

																	NON-GUARANTOR
																	SUBSIDIARIES
											Maxcom		Maxcom						Sierra
	Maxcom		CTE		MSA		OOP		MSF		USA		TV		TET		Telereunión		USA		Telscape		Elimination		Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2006:
Net (loss) income the year under U.S. GAAP	Ps.	12,459	Ps.	1,001	Ps.	5,054	Ps.	1,536	Ps.	(4,927)	Ps.	(4)	Ps.	(2)	Ps.	18	Ps.	26,996	Ps.	(169)	Ps.	(72)	Ps.	(29,431)	Ps.	12,459
Depreciation and amortization		159,284																						8,437		167,721
Other adjustments to reconcile net income to cash provided by operating activities		(47,558)																						47,657		99

Net change in working capital		(87,032)																						(214,152)		(301,184)

Resources (used in) provided by Operating activities		37,153		1,001		5,054		1,536		(4,927)		(4)		(2)		18		26,996		(169)		(72)		(187,489)		(120,905)
Resources used in financing activities		1,326,567																						205,177		1,531,744
Resources (used in) provided by investing activities		(861,744)																						(43,144)		(904,888)
Effect of inflation on cash and cash equivalents		(7,560)																						(318)		(7,878)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		494,416		1,001		5,054		1,536		(4,927)		(4)		(2)		18		26,996		(169)		(72)		(25,774)		498,073
Beginning balances		233,011																						8,207		241,218

Ending balances	Ps.	727,427	Ps.	1,001	Ps.	5,054	Ps.	1,536	Ps.	(4,927)	Ps.	(4)	Ps.	(2)	Ps.	18	Ps.	26,996	Ps.	(169)	Ps.	(72)	Ps.	(17,567)	Ps.	739,291

	Maxcom		CTE		MSA		OOP		MSF		Elimination		Consolidated
Statements of Operations for the year ended December 31, 2005:
Revenues	Ps.	1,241,995	Ps.	41,196	Ps.	292,536					Ps.	(333,621)	Ps.	1,242,106
Operating cost and expenses		(1,223,626)		(41,106)		(292,646)	Ps.	25	Ps.	(230)		333,621		(1,223,962)
Integral (cost) income of financing		(56,399)		(3)		19		(42)		(3,017)				(59,442)
Other income (expenses)		(38,882)		(251)		1,967		21		336		1,195		(35,614)

Net (loss) income	Ps.	(76,912)	Ps.	(164)	Ps.	1,876	Ps.	4	Ps.	(2,911)	Ps.	1,195	Ps.	(76,912)

Net (loss) income for the year under Mexican GAAP	Ps.	(76,912)	Ps.	(164)	Ps.	1,876	Ps.	4	Ps.	(2,911)	Ps.	1,195	Ps.	(76,912)

Preoperating expenses
Amortization of preoperating expenses		39,193												39,193
Capitalization of interest		(1,211)												(1,211)
Amortization of capitalized Interest		2,801												2,801
Installation revenues		3,245												3,245
Installation costs		(69,413)												(69,413)
Debt restructuring		52,488												52,488
Capitalized internal compensation cost		143												143
Spin-off and sale of subsidiary		235,282												235,282

Net loss (income) for the year Under U.S. GAAP	Ps.	185,616											Ps.	185,616

	Maxcom		CTE		MSA		OOP		MSF		Elimination		Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2005:
Net (loss) income the year under U.S. GAAP	Ps.	185,616	Ps.	(164)	Ps.	1,876	Ps.	4	Ps.	(2,911)	Ps.	1,195	Ps.	185,616
Depreciation and amortization		261,931												261,931
Other adjustments to reconcile net income to cash provided by operating activities		283,852										—		283,852

Net change in working capital		22,906		601		(2,078)		84		9,814		(1,195)		30,132

Resources (used in) provided by Operating activities		754,305		437		(202)		88		6,903				761,531
Resources used in financing activities		(103,205)												(103,205)
Resources (used in) provided by investing activities		(470,451)												(470,451)
Effect of inflation on cash and cash equivalents		(13,800)												(13,800)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		166,849		437		(202)		88		6,903				174,075
Beginning balances		66,161		270		711								67,142

Ending balances	Ps.	233,010	Ps.	707	Ps.	509	Ps.	88	Ps.	6,903	Ps.	—	Ps.	241,217

o. Valuation and Qualifying Accounts -
(Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2007)

		Balance at		Charged to
		Beginning of		Cost and				Balance at End
		Period		Expenses		Deductions		of Period
Allowance for doubtful accounts	2007	Ps.	72.4	Ps.	53.8	Ps.	(48.4)	Ps.	77.8
	2006	Ps.	74.3	Ps.	39.2	Ps.	(41.2)	Ps.	72.4
	2005	Ps.	70.4	Ps.	26.4	Ps.	(22.5)	Ps.	74.3
Allowance for obsolete and slow- moving supply inventories	2007	Ps.	0.3	Ps.	—	Ps.	(0.3)	Ps.	0.1
	2006	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
	2005	Ps.	0.3	Ps.	—	Ps.	—	Ps.	0.3
Allowance for obsolete and slow- moving network inventories	2007	Ps.	10.0	Ps.	—	Ps.	(0.7)	Ps.	9.3
	2006	Ps.	10.2	Ps.	—	Ps.	(0.1)	Ps.	10.0
	2005	Ps.	10.0	Ps.	—	Ps.	0.1	Ps.	10.2

ITEM 19. EXHIBITS
1.1*	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

2.1	Senior Note Indenture, dated December 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Técnicos Especializados en Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Maxcom USA, Inc. and Deutsche Bank Trust Company Americas, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.2	First Supplemental Indenture, dated September 5, 2007, among Maxcom, the guarantors a party thereto and Deutsche Bank Trust Company Americas, as trustee, filed as an exhibit to our registration statement on Form F-1/A (No. 333-145800), filed with the SEC on November 1, 2007, is incorporated herein by reference.
2.3*	Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.

2.4	Form of Deposit Agreement among Maxcom, the Depositary named therein and all holders of American Depositary Shares issued thereunder, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.5	Form of Registration Rights Agreement by and among Maxcom, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holding I, LLC, BAS Capital Funding Corporation, BankAmerica Investment Corporation and the other stockholders party thereto, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.6	Third Amended and Restated Securityholders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

3.1	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, as trustee, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on July 1, 2002, is incorporated herein by reference.

3.2	CPO Trust Agreement, dated October 17, 2007, among Maxcom Telecomunicaciones, S.A. de C.V., its shareholders and Nacional Financiera, S.N.C. (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

3.3	CPO Deed, dated October 17, 2007, among Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex and Comisíon Nacional Bancaria y de Valores (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

4.1	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and México, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.2	Interconnection Agreement for long-distance services, dated January 22, 1999, between Amaritel and Teléfonos de México (Telmex) valid for an initial period of two years between February 1, 1999 and January 1, 2001, and in effect thereafter in accordance with article 42 of the Mexican Telecommunications law, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.3	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.4	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., originally entered into on November 24, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.5	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V., as amended on December 21, 2000, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.6	Telecommunications Service Agreement, dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V. , filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.7	Telecommunications Service Agreement, dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., pursuant to which Bestel will provide long-distance and private call services to Maxcom, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.8	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.9	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.10	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.11	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.12	Concession for a public telecommunications network in telecommunications regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.13	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.14	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.15	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.16	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.17	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.18	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.19	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.20	Warrant Agreement, dated as of March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, as warrant agent, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.21	Dark Fiber Optic Purchase Agreement, dated as of August 13, 2002, between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.22	Transactional Lease Termination Agreement, dated as of May 20, 2003, among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.23	Capacity Sale Agreement, dated as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 24, 2004, is incorporated herein by reference.

4.24	Credit Agreement, dated April 28, 2004, by and among Banco Santander Mexicano, S.A., Institución de Banca Mútiple Grupo Financiero Santander Serfin, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.25	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.26	Amendment dated August 5, 2004 to Exhibit B of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999, between Maxcom and Telefonos de México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.27	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.28	Credit Agreement, dated October 25, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, Maxcom, as borrower and Maxcom SF, S.A. de C.V. as joint and several obligor, and amendment dated December 13, 2005, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.29	Credit Agreement, dated October 21, 2005, by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.30	Irrevocable Trust Agreement, dated November 21, 2005, by and among Maxcom, as settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustees, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.31	Minutes of Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.32	Stock Purchase Agreement, dated November 22, 2005, by and among Maxcom and Maxcom SF, S.A. de C.V., as sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V., as buyers, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.33	Supply and Installation Agreement of Video Through DSL (IPTV) System dated December 15, 2006 by and among Maxcom Telecomunicaciones, S.A. de C.V., Alcatel Bell N.V. and Alcatel México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

4.34	The First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, among Maxcom Telecomunicaciones, S.A. de C.V. and Banco Nacional de México (English translation) , filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

4.35	Second Executive Stock Option Plan, dated July 17, 2006 (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

7.1*	Computation of earnings per share.

7.2*	Computation of ratio of earnings to fixed charges.

11.1	Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things:
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

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES
          Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Jose Antonio Solbes

José Antonio Solbes
Chief Financial Officer
DATE: June 13, 2008