Form 20-F
period 2008-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2009-06-30
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 001-33750
Maxcom Telecomunicaciones, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Maxcom Telecommunications, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe
México, D.F., 01210
(Address of principal executive offices)

Juan Carlos Sotomayor
Director of Investor Relations
Tel. + (52) 55 4770-1170
Fax. + (52) 55 5147-3820
juan.sotomayor@maxcom.com
Maxcom Telecomunicaciones, S.A.B. de C.V.
C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe
México, D.F., 01210
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
American Depositary Shares (“ADSs”), each representing seven (7) Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”), each CPO representing three (3) Series A Common Stock, without par value, registered with the New York Stock Exchange Euronext
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
11% Senior Notes due 2014, not registered on an exchange
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 789,818,829 shares of Series A common stock Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☑ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA
Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Our financial statements for the years ended December 31, 2004, 2005, 2006 and 2007 are presented in constant pesos up to December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007. Thus, unless otherwise specified, our financial data for 2008 and henceforth is presented in millions of nominal Mexican pesos, as explained in section “Adoption of New Accounting Standards”. Financial data up to December 31, 2007 is expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.
Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2008, which was Ps.13.54 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”
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
These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:
•	competition in local services, data, Internet and Voice over Internet Protocol services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S. and Mexico, due to the global financial crisis;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency fluctuations and inflation in Mexico;

•	currency exchange rates, including the Mexican Peso — U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments; and

•	the risk factors discussed under “Risk Factors.”
As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom,” mean Maxcom Telecomunicaciones, S.A.B. de C.V. and its consolidated subsidiaries. Please refer to page G-1 at the back of this Form 20-F for a glossary of telecommunications terms.
We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director of Investor Relations. Telephone requests may be directed to 011-52-55-4770-1170.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data
The following tables present selected financial information of Maxcom and its consolidated subsidiaries. We have derived this information from our audited consolidated financial statements for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, including the audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements and the information contained under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our audited consolidated financial statements for the years ended December 31, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles which we refer to as Mexican GAAP. The financial statements for the years ended December 31, 2006, 2007 and 2008 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish). Pursuant to MFRS and Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. Both Mexican GAAP and MFRS differ in certain significant aspects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2006, 2007 and 2008 for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	As of the Year Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
											(unaudited)
	(Thousands of constant December 31, 2007 and nominal December 31, 2008 pesos and thousands of U.S.
	dollars(1), except per share data)
Statement of Operations Data:
MFRS
Net revenues	Ps.	968,604	Ps.	1,242,104	Ps.	1,741,692	Ps.	2,345,719	Ps.	2,683,229	U.S.$198,171
Operating costs and expenses:
Network operating costs		(341,823)		(414,332)		(676,977)		(976,979)		(1,120,167)	(82,730)
Selling, general and administrative expenses		(417,683)		(505,566)		(607,505)		(722,618)		(819,642)	(60,535)
Depreciation and amortization		(373,606)		(304,066)		(300,468)		(370,227)		(551,889)	(40,760)
Total operating costs and expenses		(1,133,112)		(1,223,964)		(1,584,950)		(2,069,824)		(2,491,698)	(184,025)
Operating (loss) income		(164,508)		18,140		156,742		275,895		191,531	14,146
Other expenses		(884)		(6,883)		(18,777)		(12,819)		(12,616)	(932)
Restructuring charges		—		—		—		—		(49,491)	(3,655)
Impairment of long-lived assets		—		—		—		—		(532,315)	(39,314)
Employees’statutory profit changes		—		—		—		(3,257)		(1,173)	(87)
Other expense, net		(884)		(6,883)		(18,777)		(16,076)		(595,595)	(43,988)
Comprehensive financial results:
Interest expense and commissions, net		(41,818)		(109,351)		(144,032)		(232,912)		(255,662)	(18,882)
Interest gain		—		4,494		8,591		55,793		53,994	3,988
Exchange (gain) loss, net		(1,567)		41,902		(6,568)		4,826		(149,048)	(11,008)
Effects of valuation of financial instruments		—		(20,338)		13,324		20,421		83,323	6,154
Gain on monetary position		96,132		23,849		21,503		25,231		—	—
Total comprehensive income (cost) of financing		52,747		(59,444)		(107,182)		(126,641)		(267,393)	(19,748)
Total income taxes		(31,277)		(28,725)		(60,050)		(96,982)		233,694	17,260
Net (loss) income		(143,922)		(76,912)		(29,267)		36,196		(437,763)	(32,331)
Earnings per share:
Basic		(0.49)		(0.19)		(0.07)		0.06		(0.55)	(0.04)
Diluted		(0.49)		(0.19)		(0.07)		0.06		—	—
U.S. GAAP
Operating (loss) income		(215,782)		(5,891)		(50,610)		217,182		44,139	3,260
Net (loss) income		1,319,220		185,616		12,459		160,999		(240,058)	(17,730)
Earnings per share:
Basic		6.55		0.67		(2.13)		0.29		(0.30)	(0.022)
Diluted		6.55		0.67		(2.13)		0.27		(0.30)	(0.022)
Balance Sheet Data:
MFRS
Cash and cash equivalents		67,142		241,218		739,291		2,539,535		1,591,405	232,558
Restricted cash		6,198		—		23,462		—		—	—
Working capital(3)		(24,469)		(126,398)		29,083		281,811		447,199	33,028
Restricted cash to long term		14,149		8,283		—		—		—	—
Frequency rights, net		105,178		92,960		88,374		80,930		66,716	4,927
Telephone network systems and equipment, net		1,925,911		2,248,685		3,157,197		4,188,946		4,684,413	345,969
Preoperating expenses, net		171,240		132,046		98,340		77,902		50,863	3,756
Intangible assets, net		408,463		327,701		334,489		208,802		209,683	15,486
Labor obligations upon retirement		—		15,977		15,068		17,650		—	—
Rent deposits and other assets		297,856		470,905		580,600		618,524		578,401	42,718
Total assets		2,971,668		3,411,377		5,065,904		8,014,100		7,916,472	584,673
Long-term liabilities		767,163		953,927		1,882,104		2,380,424		2,818,630	208,171
Total liabilities		1,204,114		1,485,455		2,788,990		2,983,261		3,415,303	252,238
Capital stock		2,700,151		2,963,206		3,327,482		5,410,251		5,410,244	399,575
Additional paid-in capital		966,817		237,114		253,096		888,056		816,443	60,299
Accumulated deficit		(1,899,414)		(1,274,398)		(1,303,664)		(1,267,468)		(1,705,231)	(125,940)
Repurchase of shares		—		—		—		—		(20,287)	(1,498)
Total shareholders’ equity		1,767,554		1,925,922		2,276,914		5,030,839		4,501,169	332,435
Total number of shares		277,224,018		277,224,018		482,334,778		789,818,829		789,818,829	789,818,829
U.S. GAAP
Long-term liabilities		517,766		756,921		1,882,104		2,380,424		2,818,630	208,171
Total Shareholders equity		1,091,245		1,276,860		1,676,612		4,555,341		4,218,046	311,525
Other Financial Data:
MFRS
Capital expenditures(4)		387,982		482,669		1,041,877		1,248,407		1,631,001	120,458
Ratio of earnings to fixed charges(5)		—		—		1.05		1.51		—	—
Resources arising from operating activities		298,753		322,353		87,898		303,158		446,171	32,952
Resources derived from financing activities		107,390		334,394		1,452,052		2,745,493		219,632	16,221
Resources used in investing activities		(387,982)		(482,669)		(1,041,877)		(1,248,407)		(1,613,933)	(119,197)
U.S. GAAP
Cash (used in) provided by operating activities		156,994		761,531		(120,905)		164,439		438,861	32,413
Cash provided by (used in) financing activities		155,835		103,205		1,531,744		2,916,477		(105,440)	(7,787)
Cash used in investing activities	Ps.	(267,264)	Ps.	(470,451)	Ps.	(904,888)	Ps.	(1,245,081)	Ps.	(1,281,551)	U.S.$(94,652)
Ratio of earnings to fixed charges(5)		—		2.9		1.6		2.2		—	—

(1)
Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.54 per U.S.$1.00 reported by the Banco de México as its buying rate for pesos on December 31, 2008. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Pursuant to MFRS, financial data for all periods up to 2007 in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2007. Restatement into December 31, 2007 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2007. The inflation index used in this annual report for 2004 figures is 1.1156, for 2005 is 1.0796 and for 2006 is 1.0376.

(3)
Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable).

(4)
Capital expenditures include telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position for the years ended December 31, 2004, 2005, 2006 and 2007 are net of dispositions. For the year ended December 31, 2008 the capital expenditures are presented accordingly to the statement of cash flows and only include acquisitions.

(5)
Ratio of earnings to fixed charges is defined as fixed charges divided by earnings. Fixed charges are defined as the sum of: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) preference security dividends requirements. Earnings are defined as the sum of: (a) pre-tax income from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest; less the following items: (a) interest capitalized; and (b) preference security dividend requirements of consolidated subsidiaries. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under MFRS was Ps. 112.1 million in 2004, Ps.47.7 million in 2005 and Ps. 721.8 million in 2008. Under U.S. GAAP, the fixed charge coverage deficiency was Ps.1,349.9 million in 2004 and Ps.395.9 million in 2008.

EXCHANGE RATES
The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on June 26, 2009 was Ps.13.31 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low
2004	Ps.	11.26	Ps.	11.31	Ps.	11.63	Ps.	10.82
2005		10.71		10.93		11.40		10.41
2006		10.88		10.92		11.48		10.43
2007		10.87		10.94		11.27		10.66
2008		13.54		11.17		13.92		9.92
December 2008		13.54		13.37		13.76		13.12
January 2009		14.20		13.86		14.22		13.35
February 2009		14.93		14.47		14.85		14.14
March 2009		14.33		14.72		15.37		14.05
April 2009		13.87		13.48		14.39		13.05
May 2009		13.23		13.25		13.84		12.87
June 2009		13.31		13.36		13.65		13.16

(1)	Source: Banco de México.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

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
B. Capitalization and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk factors
Global economic conditions may adversely affect us.
The global economy is currently undergoing a period of slowdown and unprecedented volatility, widely viewed as a recession, and the future economic environment may continue to be less favorable than that of recent years. Global economic slowdowns and U.S. economic slowdowns in particular may have, and in the case of the current slowdown, have had, a negative impact on the Mexican economy and on our business.
Risks Relating to Maxcom
We may not be able to generate sufficient cash flows to meet our debt service obligations and implement our business plan.
Our business plan, including the expansion of our network and services, requires significant capital expenditures. In turn, our ability to fund these planned capital expenditures as well our operating expenses and our debt service obligations will depend on our ability to develop a significantly larger customer base and increase our operating cash flows. However, we may not succeed in attracting more customers and as a result our business may not generate sufficient operating cash flows to implement our business plan or even meet our existing debt service obligations. For example, from our incorporation in 1996 through 2003 we generated negative operating cash flows under MFRS. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could inhibit the implementation of our business plan and materially harm our operating results and financial condition.
Because we have a history of losses and may continue to incur significant expenses, we cannot be certain that we will achieve profitability.
We incurred net losses of U.S.$32.3 million (Ps.437.8 million) for the year ended December 31, 2008 as compared to net income of US$2.7 million (Ps.36.2 million) for the year ended December 31, 2007. The net losses for the year ended December 31, 2008 are mainly related to a US$39.3 million (Ps.532.3 million) non-cash impairment charge to our long-lived assets. We expect to continue to incur significant capital expenditures in connection with the expansion of our network, we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will ever achieve profitability and, if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability within the time frame expected by our investors, the market price of our securities will be adversely affected.

We may be unable to build out our network in a timely manner or without undue cost.
Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective build out of our network. Factors that could affect such build out include:
•	municipal or regional political events or local rulings;

•	our ability to obtain permits to use public rights of way;

•	our ability to generate cash flow or to obtain future financing necessary for such build out;
•	unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our build out;
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

Although we believe that our cost estimates and build out schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the build out will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan, including the development of a significantly larger customer base, and result in revenues and net income being less than expected.
The loss of key personnel could harm our business, results of operations and financial condition.
Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel. During 2008, we experienced significant turnover in our executive ranks, including our chief executive officer and our chief operating and technology officer. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel. Our business could be affected if, for any reason, a number of our officers or key employees do not remain with us and we were unable to promptly replace them with qualified personnel.
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
Teléfonos de México, S.A.B. de C.V., or Telmex, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1299 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.

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
Pursuant to regulations of the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones or the COFETEL), international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government-authorized and alternative long-distance interconnection and termination rates through local service routes and/or Internet Protocol services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system. This practice is illegal under applicable law.
Maxcom cannot confirm whether any of its high-volume customers are engaging in “by-pass” activities because it is not required to make such a determination under Mexican regulations and therefore has not implemented a system to detect such activity. Maxcom is required, however, to comply with any COFETEL order to disconnect a customer deemed to be engaged in “by-pass” activities by the COFETEL. In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by-pass” activities. In December 2000, some of the major Mexican long-distance carriers, including Maxcom, signed a cooperation agreement to combat “by-pass” activities. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom would be required to disconnect their service and our revenues could be negatively affected.

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
We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 1.96%. An increase in customer churn could have a material negative impact on our revenue growth and in our operating income, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:
•	customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;
•	our failure to meet service levels required by our customers;

•	our failure to provide, efficiently or on competitive terms, other services demanded by our customers;

•	a decline in the national or international economic conditions (in particular with our residential customers); and

•	promotional and pricing strategies of our competitors;

Our substantial indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our senior notes due 2014 and our ability to operate our business and implement our business plan.
We are highly leveraged. As of December 31, 2008 and as of December 31, 2007, we had total indebtedness in the amount of Ps.2,725.9 million (U.S.$201.3 million) and Ps.2,197.2 (U.S.$162.3 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014. We will use approximately U.S.$23.1 million annually from our cash flows to service our senior notes due 2014. Despite our current level of indebtedness, we may be able to incur substantial additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:
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
If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2008, was an amount equal to U.S.$ 201.0 million. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.
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
The Mexican telecommunications industry is increasingly competitive and rapidly changing. We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators. The Mexican government has been taking action to increase competition by, among other things, enacting regulations allowing certain concessionaries of media (including cable operators) and telecommunication services to provide services not included in their original concessions. In particular, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators. See “Item 4. Information on the Company — Industry Overview.” Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business.
In May 2009 a group of cable operators formed by Cablevision, Cablemás, Megacable and Cablevision de Monterrey launched in several cities of Mexico double and triple play service bundles under the “YOO” brand. The products offered under this brand are similar to those we currently offer and overlap in some of our service areas. Although we are not yet able to determine the full impact of this we do expect a more competitive market.
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
The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government may grant concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide similar services to those we provide or plan to provide will not be granted to other competitors and that the value of our concessions will not be adversely affected.
The Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or SCT) is considering auctioning the 1850-1910/1930-1990 MHz, 3400-3700 MHz, and 1710-1770/2110-2170 MHz spectrum segments during 2009, which could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide. We cannot predict the outcome of any such auction.

We could lose our concessions if we do not fully comply with their terms or if we are not able to renew our existing concessions.
We hold concessions that enable us to provide telecommunications services. Under the terms of our concessions, we are required to meet a number of technical, build out and financial conditions and in the past, we have failed to meet some of these conditions. We subsequently obtained a modification from the COFETEL to the concessions and are now in compliance with all material aspects. However, we cannot assure you that we will not be fined for our past failure to comply with the terms of our concessions. In addition, any failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of those concessions, the imposition of fines or the loss of surety bonds that we have issued to the SCT. The Mexican government is not required to compensate us in the event of such termination. See “Item 4. Information on the Company — B. Business Overview — Regulation — Concessions and Permits - Termination.”
Furthermore, all of our concessions have a specified duration and are scheduled to expire between 2016 and 2028. Mexican law provides that concessions, except for the microwave transmission concessions which will be reauctioned, may be renewed for a period equal to the duration of the original concession if certain requirements are met and at the discretion of the SCT. There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed or that we will successfully bid for and retain the microwave transmission concessions.
If any of our key concessions, including our local and long distance telephony concession, were terminated or not renewed, we would be unable to engage in our business.
Fraudulent use of telecommunications networks increases our expenses.
The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2008, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover certain maintenance fees.
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
Mexican law does not prohibit a grant of a security interest in the concessions and the assets by the concessionaire to its creditors (except for security granted to a foreign government or country), provided, however, that all applicable procedural laws are followed. In the event such security interest is enforced, the assignee must comply with the Mexican Federal Telecommunications Law’s provisions related to concessionaires, including, among others, the requirement to receive the authorization of the SCT to be a holder of the concession.
“Long-distance Calling Party Pays” system could result in a loss of customer traffic and revenue.
On December 18, 2006, the COFETEL implemented the “Long distance Calling Party Pays” system, whereby the customer originating the domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network. Maxcom has negotiated with mobile carriers the “Long-distance Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by the COFETEL. The per minute tariffs were Ps.1.34 in 2007, Ps.1.21 in 2008, are Ps.1.09 in 2009 and will be Ps.1.00 in 2010. Even though we have negotiated better interconnection tariffs than those proposed by the COFETEL, we believe that the expense associated with the interconnection tariff could result in loss of customer traffic and revenue.
In 2008, the SCT issued a resolution lowering the Calling Party Pays tariffs per minute paid by fixed to mobile carriers were set for 2008 at Ps 0.5465, 2009 at Ps 0.5060, 2010 at Ps 0.4705 and 2011 at Ps. 0.4179. This resolution is applicable for Axtel exclusively. Mobile carriers obtained a provisional injunction against such resolution. Although Maxcom is not challenging the provisional injunction, we will benefit retroactively if the SCT or other carriers obtain a final and definite favorable resolution against the referred injunction.
Foreign ownership restrictions may limit our ability to raise equity capital.
Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera) and Federal Telecommunications Law (Ley Federal de Telecomunicaciones) currently provide that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than mobile services, may be held by non- Mexicans. In addition, Mexican authorities have mandated that our shares held by the CPO trustee, which are also referred to as neutral investment shares, may not represent more than 95% of our total capital stock. Because of such restrictions, we have limited flexibility to raise equity capital from non-Mexican investors. As a result, any future sales of equity securities may require substantial participation by Mexicans, the issuance of non-voting securities to foreign investors or a modification of Mexican foreign investment laws and regulations. The Mexican Congress is discussing amendments to both laws that would eliminate foreign investment restrictions provided an authorization from the Mexican National Commission on Foreign Investments (Comisión Nacional de Inversiones Extranjeras) is obtained, thus broadening our ability to raise capital from non-Mexican investors. We cannot assure you that such amendment would be passed and be enacted.

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.
During 2007 the COFETEL issued the rules for the implementation of number portability effective July 5, 2008. As of this date, the portability service has been operating properly, with the exception of certain third party networks that still take longer than established to route calls to the receiving user. We cannot predict the consequences that portability will have on the market or how it might affect our business. The application of the Federal Telecommunications Law, the convergence resolution and the number portability rules could adversely affect our business and subject us to additional legal liability or obligations.
The operation of telecommunications industry in Mexico, has been subject to laws and regulations administered by the SCT and COFETEL. An amendment to the internal operating rules of the SCT (Reglamento Interior de la Secretaría de Comunicaciones y Transportes) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of COFETEL. These new rules will cause an amendment to the internal operating rules of COFETEL in the near future. The resulting regulatory changes could adversely affect our business and subject us to additional legal liability or obligations, as the decisions to be taken by the SCT and the COFETEL could be delayed or take longer period of time to be resolved.
In addition to the foregoing, several key provisions of the Mexican Antitrust Law (Ley Federal de Competencia Económica) have also been recently revised and declared unconstitutional by the Mexican Supreme Court of Justice, thereby limiting the ability of the Mexican Antitrust Commission (Comisión Federal de Competencia, or “CFC”) to obtain information for the analysis of dominant carrier status and antitrust practices.
During 2008, the CFC issued a preliminary declaration, stating that all fixed and mobile service providers may have significant market power in the traffic termination market. We are unable to predict if the final declaration will take this position, which could adversely affect our business and subject us to additional legal liability or obligations. If we are declared to have significant power in the traffic termination market in a final declaration by the CFC, our rates could be regulated and we could be required to comply with certain level of quality in services and information.
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
Political situation
The Mexican federal elections were held on July 2, 2006. The Federal Electoral Court of the Federal Judicial Power (Tribunal Federal Electoral del Poder Judicial de la Federación) determined on September 5, 2006 that Felipe de Jesús Calderón Hinojosa of the Partido Acción Nacional won the presidential elections and formally declared him to be president elect. Although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress after the election, no party succeeded in securing a majority in either chamber of the Mexican Congress.
In July 2009, Mexico will have federal elections to elect new members to the Mexican Congress. We cannot predict how the composition of the Mexican Congress may affect our business. We believe that the absence of a clear majority by a single party and the lack of alignment between the president and the legislature is likely to continue. This situation may result in government gridlock and political uncertainty, which could result in changes to existing laws and regulations relating to, among other areas, taxation, labor and the telecommunications industry. Any of these changes could have a significant impact on the telecommunications industry and harm our business.

Legal and regulatory situation
Effective April 11, 2006, the Mexican Congress enacted amendments to the Federal Law on Radio and Television (Ley Federal de Radio y Televisión) and to the Federal Telecommunications Law. Pursuant to these amendments, which were highly controversial, the COFETEL now also has the ability to regulate broadcasting (radio and television). We cannot predict how the SCT or the COFETEL will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations. Furthermore, the Mexican Supreme Court on August 2007 resolved that several articles of the Federal Law on Radio and Television and to the Federal Telecommunications Law are unconstitutional. Although we believe that this Supreme Court ruling does not directly affect us, we cannot predict the impact that the future interpretation and implementation by the SCT or the COFETEL of this ruling, or the amendment by the Mexican Congress of these laws as a result of the Mexican Supreme Court ruling could have on the regulation of the telecommunications industry and on our business, results of operations and financial condition.
If Mexico continues to experience economic crisis, our business could be affected negatively.
We are a Mexican company with a substantial portion of our revenue coming from residential customers whose expending patterns may be affected by prevailing economic conditions in Mexico. Accordingly, the economic environment within Mexico can have a significant impact on our business, results of operations and financial condition.
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
The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have, and in the case of the current crisis, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic crisis, it could negatively affect our business or operating results.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.
The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and the COFETEL, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, limit our ability to grow our operations, or otherwise adversely impact our business.
Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of our securities.
While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso depreciated relative to the U.S. dollar 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006, appreciated 0.1% in 2007, and depreciated 24.6% in 2008.

The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. At December 31, 2008, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.7.8 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
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
A principal objective of the securities laws of the United States and Mexico is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States and of Mexican issuers in Mexico than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with MFRS. MFRS differs in significant respects from U.S. GAAP. In particular, up to December 31, 2007 all Mexican companies incorporated the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only difference in the future. See note 21 to the financial statements for a description of the principal differences between MFRS and U.S. GAAP applicable to us.
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
In recent years, Mexico has experienced high levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 5.2% in 2004, 3.3% in 2005, 4.1% in 2006, 3.8% in 2007, and 6.5% in 2008. For 2009 Banco de Mexico expects the annual rate of inflation to be approximately 4.5%. High inflation rates can adversely affect us as follows:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and
•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.
High interest rates in Mexico could increase our financing costs.
Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 6.8% in 2004, 9.2% in 2005, 7.2% in 2006, 7.2% in 2007, and 7.7% in 2008. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.
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
We commenced commercial operations on May 1, 1999. We are currently offering local, long-distance Internet, Voice over Internet Protocol services, public telephony, paid TV, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Querétaro and San Luis Potosi.
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
The ADSs, trading under symbol “MXT” at the New York Stock Exchange Euronext (“NYSE”), were priced at US$17.50 per ADS. The CPOs, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (Bolsa Mexicana de Valores or “BMV”), were priced at Ps$27.10. The initial public offering resulted in Maxcom received gross proceeds of approximately US$260 million.
In accordance with a report issued by The Bank Of New York, as of April 30, 2009 there were 8,782,141 ADSs being traded in the NYSE. Consequently there were approximately 179,827,898 CPOs being traded in the BMV.
In 2006, 2007 and 2008, we invested Ps.1,041.9 million (U.S.$76.9 million), Ps.1,248.4 million (U.S.$92.2 million) and Ps.1,631.0 million (U.S.$120.5 million), respectively, in capital expenditures, primarily for the build out of our infrastructure. In 2009, we plan to invest approximately Ps.880.1 million (U.S.$65.0 million) in capital expenditures, mainly to continue the build out our network. Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2009.

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
Market Liberalization
Due to its previous government-owned monopoly status, Telmex has historically dominated the Mexican telecommunications industry. Following the privatization of Telmex in 1990, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow additional market participants to compete with Telmex and its mobile service provider affiliate, Radiomóvil Dipsa, S.A. de C.V., or Telcel. In connection with the privatization of Telmex, the Mexican government amended Telmex’s nationwide concession and granted Telmex a six-year implied monopoly over local and long-distance telephony services. As a result, Telmex’s local and long-distance service monopoly was eliminated in 1996 after the SCT, enacted several regulations and competition commenced in this market shortly thereafter.
On October 4, 2006, the Federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a través de Redes Públicas Alámbricas e Inalámbricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, such as Maxcom and Telmex, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi-directional data, Internet broadband services and voice services, including Voice over Internet Protocol services. Additionally, these regulations have opened the opportunity for Telmex to request an amendment to its concessions to enable it to provide cable TV services. Several cable television network providers have requested that the SCT modify their concession titles to allow them to offer telephone services directly to the public. As a result, the successful implementation of our business plan may be impeded by cable operators who have substantial coverage of cities we currently serve and offer the same services we provide at lower prices since telephony income represents incremental revenue to cable operators. We face significant competition from new entrants providing telephony services, including cable television providers. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet. Moreover, although we provide paid television services in some of our service areas, we are uncertain about our ability to provide these new services profitably due to the market penetration of current competitors providing similar services in such areas. In addition, the SCT is contemplating auctioning certain licenses to operate in the 3.6-3.7 GHz and 70 GHz spectrum frequencies in 2009, which could open the market to new concessionaries and technologies, such as WiMax, and as a result, the level of competition we face may increase.
Number portability came into effect in Mexico in the third quarter of 2008 in Mexico, enabling Mexican consumers and businesses to benefit from the added choice and convenience that number portability provides, allowing subscribers to easily switch communications providers without the time, inconvenience and expense associated with changing phone numbers.
Portability is currently only possible from one fixed line network to another and from one mobile network to another, but the transfer between fixed and mobile networks is still not possible.
When a consumer decides to change to a new service provider, it is the new operator that must pay any costs involved in transferring the old number to the new service. The obligation for operators to accept number portability was written into Mexico’s general telecoms law in 1995; however, this obligation was enacted during 2007 with the publication of the final resolutions and the technical and operative specifications.

Local Telephony Market
In connection with the privatization of Telmex, the Mexican government granted Telmex a six-year implied monopoly over local telephony services, which was eliminated in mid-1996 when the SCT published regulations governing the licensing of local services on a competitive basis. In order to promote competition in the local telephony market, the Mexican government auctioned several concessions beginning in 1997, including the regional concession awarded to us for wireline local telephony service which was later expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionaire, subject to the approval of the SCT. Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification, in specified regions of the country.
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
In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, in 1997 six companies won concessions in the 1.9 GHz (Personal Communications Services) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “Business Overview — Mobile Telephony Market.”
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
According to Pyramid Research (“Pyramid”), a well-known industry source, in 2008 mobile telephony penetration in Mexico reached 69.5% with 74.4 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 74.9% of total mobile subscribers. In 2008, total mobile revenues grew 13.0% and, according to Pyramid, revenues are expected to grow at a compound annual growth rate of approximately 7.3% between 2008 and 2011. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 89.4% of the total mobile subscriber base at the end of 2008. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.
According to Pyramid, the number of mobile subscribers will continue to experience growth during the next five years. Mobile carriers are expected to add an average of approximately 6.3 million net subscribers each year from 2009 through 2011. Pyramid also expects that mobile operators will increase the overall subscriber base by approximately 7.6 million net additions in 2009 alone. A stronger macroeconomic climate and intense competition, namely between Telcel and Movistar, will likely drive this growth.
Our Company
We are an integrated telecommunication services operator providing widespread voice and data services to residential and small- and medium-sized business customers in four metropolitan markets in Mexico and selected service in other markets. Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by the local telephone incumbent and other competing telecommunications providers. We provide, individually, and in bundles, a wide range of services including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony and Voice over Internet Protocol telephony. We also offer mobile voice service through resale and capacity leasing agreements with third parties.
We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides an attractive value proposition for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 412,145 as of December 31, 2008, representing a compound annual growth rate of 22.0%. We also successfully reduced our churn level from 3.0% to 2.5% during this same period.

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
We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Querétaro and San Luis Potosi. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2008, in areas covered by our networks where we own the last mile infrastructure we have achieved penetration levels (measured by homes passed) of 30% in the city of Puebla, 23% in the city of Mexico City, 20% in the city of Querétaro and in the city of San Luis Potosi 14%. We believe our business model is replicable in other cities and we plan to expand operations in other urban markets which have favorable demographics and economic conditions.
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
As of December 31, 2008, our network encompasses 690 route kilometers of metropolitan fiber optic cable and over 4,560 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Querétaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
In 2008, we invested Ps.1,631.0 million (U.S.$120.5 million) in capital expenditures, primarily for the build out of our infrastructure. In 2009, we plan to invest Ps.880.1 million (U.S.$65.0 million) in capital expenditures, mainly to continue the build out our network.
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
History of High Penetration Rates. Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2008, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 30% in the city of Puebla, 23% in the city of Mexico City, 20% in the city of Querétaro and 14% in the city of San Luis Potosi. These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have sold approximately 67% of built lines in our network clusters within 180 days after the completion of the build out. We believe we can replicate our business model in other urban markets.
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
Valuable Last-Mile Ownership. Current Mexican telecommunications regulations do not require the wireline incumbent (Telmex) to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to the entry of telecommunications service providers. We built our own last-mile infrastructure and own in excess of 4,560 kilometers of broadband capable copper wire that passes by approximately 930,424 homes. We are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services and we expect will enable our product offerings to evolve with future market shifts and technology trends.
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
History of Developing Strategic Alliances. We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers. We also provide unbundled wireless services as part of the “quadruple-play” through our capacity leasing agreements with mobile operator Telefónica Móviles. In addition, we pre-install communications services for new residential developments by joining forces with real estate developers. Through our technology agreements with Alcatel-Lucent, we have access to reliable technology that is compatible with our systems and equipment while assuring consistent, cost efficient and high quality service.

Strategy
Our growth strategy includes the following components:
Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services. We intend to continue to focus on residential customers and small- and medium-sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. Mexico’s wireline telephony, broadband and Internet access and multichannel television penetration rates are all low by international standards and we believe there is unmet demand for these services, especially among the lower and middle-low income socioeconomic classes. The lower socio-economic group, who represents approximately 50% of Mexico’s population, is growing rapidly and has low telecommunications services penetration levels with 45% in telephony, 12% in multichannel pay television and 14% in Internet access. We also focus on small- and medium-sized business customers which contributed in excess of 52% of the GDP and generated more than 72% of the employment in the country in 2002 according to the National Institute of Statistics, Geography and Informatics (Instituto Nacional de Estadística, Geografía e Informática). This group increasingly requires reliable integrated voice and data telecommunications services which Maxcom can provide with tailor-made solutions to meet their specific needs.
Seize Wireline Opportunity Created by Highly Priced Wireless Offering. Mobile wireless penetration in Mexico is approximately 70.3%, nearly triple the penetration rate of wireline telephony, according to the COFETEL. Based on an average call duration of five minutes, current per-minute pricing of prepaid wireless services (used by 91.8% of Mexican mobile users according to the COFETEL) is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 4.7 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.
Expand Our Network on a Disciplined Demand-Driven, Modular Basis. As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network build out in tandem with sales and promotional efforts targeted at customers in the cluster. We also construct our network on a customer demand basis to support small- and medium sized business customers in buildings or locations other than clusters. We refer to these locations as “single sites.” The clusters, single sites and potential build outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment. In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.
Enhance Residential Penetration Rates and Average Revenue per User through Bundling. We have offered “triple-play” voice, data and video bundled service in conjunction with cable television partners since 2005. In August 2007, we launched Mexico’s first multichannel Internet Protocol Television service over our own network in Puebla. Our service uses broadband digital subscriber line last-mile transmission to deliver up to three simultaneous channels of digital television over a single cable with two strands of copper and will allow our users to select from over 80 channels of programming with instantaneous channel changes and an interactive programming guide. Our Internet Protocol Television services offer Video on Demand and digital video recorder equipment. We believe that our video offerings will allow us to sell video subscriptions to non-customers already passed by our networks, increasing our overall penetration and to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer. We believe that bundled services increase the use of multiple services, enhance margins and lower churn.
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
In August 2007, we launched multichannel television services through an Internet Protocol Television solution in the city of Puebla. We were the first to offer these services for the residential market and now compete directly with cable television companies. Also, in September 2007, we became the first Mobile Virtual Network Operator in Mexico. A Mobile Virtual Network Operator provides mobile services to its customers but does not have an allocation of spectrum. We currently offer these mobile services through capacity leasing arrangements with Telefónica Móviles. With this service, we expanded our product offerings and we became the first company to offer “quadruple play” in Mexico.
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

•
Paid TV services. This service provides digital television content to our residential customers over our copper network using Internet Protocol including value added features such as video on demand, digital video recording and interactive guide.

•	MaxcomCel: This is our residential mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.
For the small- and medium-sized businesses our product portfolio includes:
•	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.
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

•	MaxcomCel: This is our business mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.
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
Income Distribution
The Company’s management uses information such as revenue by segment to evaluate performance, make general operating decisions and allocate resources. No intersegment revenues are applicable for the periods presented herein:

	Year Ended December 31
Segments*	2008		2007		2006
	(In millions)
Residential	Ps.	1,055.6	Ps.	897.9	Ps.	685.5
Business		809.1		648.2		495.4
Public Telephony		428.7		386.4		253.1
Wholesale		359.5		376.0		262.4
Other Revenue		30.2		37.2		45.3

Total Revenues	Ps.	2,683.2	Ps.	2,345.7	Ps.	1,741.7

*	The above segments are comprised of homogeneous customers.

The distribution by geographical location of revenue for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)

Local	Ps.	1,558.0	Ps.	726.4	Ps.	20.5	Ps.	2,304.9
Long Distance		236.7		74.4		9.0		320.1
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		8.7		1.9		0.1		10.7
Capacity Leasing		47.1		—		—		47.1

Total Revenues	Ps.	1,850.9	Ps.	802.7	Ps.	29.6	Ps.	2,683.2

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	1,398.7	Ps.	517.2			Ps.	1,915.9
Long Distance		171.3		175.2	Ps.	10.3		356.8
Rent of dedicated links		0.2		0.1				0.3
Sale of equipment to customers		10.7		3.7				14.4
Capacity Leasing		58.3						58.3

Total Revenues	Ps.	1,639.2	Ps.	696.2	Ps.	10.3	Ps.	2,345.7

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)

Local	Ps.	934.5	Ps.	385.3			Ps.	1,319.8
Long Distance		220.1		121.6	Ps.	28.4		370.1
Rent of dedicated links		0.3		0.2				0.5
Sale of equipment to customers		6.1		8.4				14.5
Capacity Leasing	Ps.	36.8						36.8

Total Revenues	Ps.	1,197.8	Ps.	515.5	Ps.	28.4	Ps.	1,741.7

Our Markets
Concession Areas
On December 20, 1996, we were awarded Mexico’s first competitive local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long-distance service. In September 1999, we received the approval of the SCT and the COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In September 2001, our local service concession was further expanded to cover all of Mexico.
We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 46.1 telephone lines per 100 inhabitants as of December 2008, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2008, we had 221,487 lines in service in Mexico City, representing 5.4% of all lines in service in the city according to our internal data.
We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.2 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 14.6% of all lines in service in the state of Puebla as of December 31, 2008 according to our internal data. As of December 31, 2008, we had 132,277 lines in service, compared to 99,047 lines in service as of December 31, 2007.

We commenced commercial operations in the city of Querétaro in November 2002. The city of Querétaro has a population of approximately 1 million people. As of December 31, 2008, we had 27,272 lines in service, representing 7.4% of all lines in service in the state of Querétaro compared to 35,597 lines in service as of December 31, 2007, according to our internal data. We also offer “triple-play” bundles in Querétaro through a capacity leasing agreement with Megacable.
We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple-play” strategy. The city of San Luis Potosi has a population of approximately 1 million people. As of December 31, 2008 we had 15,312 lines in service, representing 4.6% of all lines in service in the state of San Luis Potosi according to our internal data.
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
Build out Strategy
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
We sell 67% of all lines built in a new cluster within 180 days after the completion of the build out. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including Voice over Internet Protocol services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.

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
We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Querétaro with a total capacity of 238,410 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide class 4 and class 5 Voice over Internet Protocol and Session Initiation Protocol Trunking or SIP Trunking services to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City switch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.
We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 222 route-kilometers of metropolitan fiber in the Mexico City area. We recently installed coarse wavelength division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have eight Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio —located along our Mexico City-city of Puebla fiber optic link.
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
We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone. We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Moterrey and Toluca. We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high speed connection. We also have a point-to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

Switching
We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Querétaro. Our two switches in Mexico City are equipped for 136,470 trunks, our switch in the city of Puebla is equipped for 55,230 trunks and our switch in the city of Querétaro is equipped for 46,710 trunks. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.
We also have two next generation Softswitches (one Alcatel-Lucent A5020and one Nortel CS2K) which provide Voice over Internet Protocol and Session Initiation Protocol Trunking or SIP Trunking services to the residential market. Our platform is fully Internet Protocol integrated with additional services including class 5 services like voice mail, call waiting and Internet Protocol centrex features such as hunting group, call transfer and 3-way conference call. Our Voice over Internet Protocol services includes Session Initiation Protocol Trunking or SIP trunking to offer Internet Protocol connectivity to Internet Protocol Private Branch Exchange into the commercial market. The A5020 Softswitch has a capacity to manage 25,000 Voice over Internet Protocol endpoints and is interconnected to the public switched telecommunications network using SS7 signaling. The CS2K Nortel Softswitch located in Monterrey has the following interconnection capacity: Class 5 functionalities for 22,000 Session Initiation Protocol trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.
We also own and operate one pair of Tekelec SS7 Signaling Transfer Points in Mexico City and one in the city of Monterrey, to manage our interconnection with all other carriers using N7 ISUP signaling.
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
The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent, Cisco and McAfee. We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems. For all IT elements, we use a backup solution by Hewlett Packard, which lets us generate a security copy to support recovery activities. The data center operates under a controlled condition which includes regulated energy, cooling, illumination and fire prevention systems. We collect, format and process call records using a mediation system provided by Byte Vendor. Provisioning is managed using the ASAP System from Oracle. The customer account and its associated products are managed in a telecommunication business system or TBS by Oracle, which handles order management and service provisioning, workflow management, network inventory and design management and trouble ticketing.
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
This agreement was terminated as of October 25, 2006, when we entered into a new commercial agreement with Megacable, pursuant to which we provide triple-play services in the City of Querétaro by way of leasing capacity in Megacable’s infrastructure and last mile access to our customers. This agreement was terminated on August 31, 2008. As part of the transaction, approximately 10,000 subscribers were cancelled and returned to Megacable. This transaction did not include any transfer of infrastructure since it belonged entirely to Megacable.
Alcatel Internet Protocol Television Supply Agreement
On December 15, 2006, we entered into a supply and installation agreement with Alcatel Bell, N.V. and Alcatel México, S.A. de C.V. for the supply and installation of the video over digital subscriber line systems or Internet Protocol Television systems. Pursuant to this agreement, Alcatel completed installation of Internet Protocol Television systems using the Microsoft TV platform on June 1, 2007. This system allows us to provide Internet Protocol Television to our customers including video on demand capabilities. The total price for the supply and installation of the Internet Protocol Television system was U.S. $10.5 million.

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
Our direct sales approach consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 1,111 sales representatives as of December 31, 2008, compared to 789 sales representatives as of December 31, 2007. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.
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

Credit, Billing and Collection
We perform credit checks using a leading Mexican credit bureau on all of our potential business customers. Depending on the result of the credit check, we may request financial statements in order to analyze if a deposit, promissory note, third-party guarantee or standby letter of credit is necessary. For business customers with an imperfect credit history we require two months deposit, which is calculated based on the estimated average billing. For call centers and other high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity.
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
We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly, within the eight commercial billing cycles, or the six billing cycles in the case of residential customers. We process and print our bills within seven days after closing of each cycle. Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle). We recently implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.
For residential and commercial customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only for Maxcom client retention specialists to contact the customer through the telephone line, negotiate and collect the payment. After an account is 30 days past-due, we continue with the calling collection efforts and in the event that the customer rejects our calls, we schedule a visit. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency.
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

Telmex
Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 85.6% of the wireline local telephony lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in its data services, resulting in a 98.6% market share of broadband access according to the 4.8 millions subscribers published in their 4Q-2008 financial results.
Other Competitors
We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Megacable, Marcatel, Bestphone and Vox IP.
Axtel, in which Telinor Telefonía, S. de R.L. de C.V., AIG-GE Capital Latin America Infrastructure Fund, L.P. and The Blackstone Group are shareholders, was awarded a nationwide local telephony and long-distance concession in June 1996, wireless frequencies of 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000 and in Guadalajara, Puebla, Toluca and León during 2001. It currently services 27 cities, 10 of which were added during 2007. Axtel targets the high-end residential and the small- and medium-sized business segments. Axtel strategy includes packages with unlimited local calls at a fixed rate.
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
Other competitors such as Marcatel, Bestel, Vox IP and MetroRed that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest companies offering pay television and Internet broadband access by cable with coverage in 36 cities in 12 Mexican states, 28,258 kilometers of optical fiber and more than 1.5 million customers. Since 2005, Megacable offers Internet Protocol telephony through its Megafon brand. Megacable is a strong competitor in the pay television industry. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and recently started a “triple-play” offering with their Internet Protocol telephony solution for their customers. Currently, Cablevision has more than 600,834 subscribers.

The recent adoption of the Convergence Regulations by the SCT could also increase the level of competition we face in certain markets. In addition, the COFETEL recently issued rules relating to number portability which, when effectively applied will enable customers to switch their telephone service to another carrier while maintaining their telephone number. Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as Maxcom, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.
Market Liberalization
In November 2006, the Mexican Federal Power Commission (Comisión Federal de Electricidad or CFE) announced that it had obtained a concession from the Mexican federal government, through the SCT, to use its power lines and infrastructure to provide telecommunication services using the new technology model known as power line communications and broadband over power lines communications. We believe that this action will cause an important reduction in the prices on the lease of infrastructure, as the Mexican Federal Power Commission owns approximately 14,000 kilometers of power lines that could be used to transmit voice, data and video. We are uncertain as to how the Mexican Federal Power Commission concession to render telecommunication services could affect us as well as the telecommunications landscape in Mexico.
As a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over U.S. telecommunications companies’ access to the Mexican telecommunications market, on August 12, 2005, the COFETEL published regulations authorizing the issuance of permits for the resale of national and international long-distance public switched telecommunications services, through the use of minutes of service obtained from concessionaires and using their infrastructure at all times. This authorization has increased competition in the long-distance segment.
Employees
As of December 31, 2008, we had 2,547 employees, a 20.3% increase compared to 2,117 employees as of December 31, 2007. One hundred and forty-four of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.
Facilities
We currently lease the buildings and land where our operations are carried out and our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet. Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet. On our branch office in Puebla we adapted an extra 3,310 square feet to have an on-site vault. Acquisition of the extra space required us to execute a 5-year lease with respect thereto that expires on June 15, 2011. Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 29,325 square feet for a 3-year term that expires on July 31, 2011. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2009, to add an on-site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, and San Luis Potosi. Additionally, we own seven portions of land in the City of Puebla that are used as part of our infrastructure.
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
Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation
In July 2006, we acquired Grupo Telereunión from the Grupo VAC Investors, a group comprised of certain members of the Vazquez family. Telereunión was a party to a lawsuit initiated by the Mexican Federal Power Commission for Ps.39.7 million in rents due for the 30-year lease of infrastructure plus interest, entered into on June 23, 1999, that should have been paid in advance.
Although Telereunión was found ultimately liable for Ps.42.7 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the Mexican Federal Power Commission, the Grupo VAC Investors undertook to negotiate with the Mexican Federal Power Commission, on behalf of Telereunión, more favorable terms for the payment of the amount due to the Mexican Federal Power Commission. On January 9, 2007, Telereunión executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.110.0 per month, bearing an interest rate of “Equilibrium Interbanking Interest Rate” (or “TIIE” for its initials in Spanish) plus 300 basis points. The resulting was paid to Comisión Federal de Electricidad by Telereunion on November 27, 2008.
Lucent Technologies Claim
Telereunión is also involved in a claim initiated by Lucent Technologies, Inc. for the collection of approximately U.S.$6.5 million in connection with the installation of part of Telereunión’s fiber optic network. We believe that the likelihood of success of the Lucent claim is remote. Although Lucent has not initiated a formal legal proceeding against Telereunión and has only sent several letters in the attempt to collect the amount they allege is due, Telereunión initiated two legal proceedings in Mexican courts seeking (i) a declaration that the applicable statute of limitations (prescripción) has expired and (ii) a declaration nullifying the document upon which Lucent bases its claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC Investors agreed to indemnify us for any out of pocket costs we incur in connection with the resolution of the Lucent claim. We believe that there is no merit to any of the claims in the complaint and we intend to continue contesting it vigorously.
Telereunión’s Tax Audit for the Year 2004
In January 2006, the Mexican tax authorities commenced tax audits of our subsidiary, Telereunión, S.A. de C.V. for tax payments corresponding to the fiscal year of 2004. These audits were completed on September 6, 2007. On September 7, 2007, the Mexican tax authorities assessed Telereunión, S.A. de C.V. a Ps.59.4 million (approximately U.S.$4.4 million) debt (crédito fiscal) for differences and omissions in the Telereunión, S.A. de C.V. tax returns for fiscal year 2004. Also as part of this audit, the Mexican tax authorities determined that Telereunión, S.A. de C.V. was liable for paying Ps.8.2 million (U.S.$0.61 million) to former employees in connection with employees’ statutory profit sharing. We are currently assessing the validity of these claims and, to the extent any of them lack merit, intend to vigorously defend against such claim. In connection with the share purchase agreement related to the Grupo Telereunión acquisition, the Grupo VAC Investors agreed to indemnify us for any out-of-pocket costs and expenses incurred in connection with the negotiation, settlement and/or resolution of these tax claims. Pursuant to the obligations assumed by Grupo VAC under the Indemnity Agreement, since the Investors thereof agreed to indemnify Maxcom for any expenses incurred by it in that regard, no direct impact on the legal or financial condition or the operating results of Maxcom should occur. We believe that there is no merit to any of the claims in the complaint and we intend to continue contesting it vigorously.

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
Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by the Mexican Federal Telecommunications Commission, or the COFETEL. The COFETEL was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. The COFETEL is responsible for, among other things:
•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.
The SCT retains the authority to grant all concessions and permits. The COFETEL makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The SCT has final decision making power on these issues. Once a final decision is made, the COFETEL implements the related regulations. Effective April 11, 2006, the Mexican Congress enacted amendments to the Law on Radio and Television and to the Federal Telecommunications Law. Pursuant to these amendments, which were highly controversial, the COFETEL now also has the ability to regulate broadcasting (radio and television). We cannot predict how the SCT or the COFETEL will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. Furthermore, the Mexican Supreme Court recently resolved that several articles of the Federal Law on Radio and Television and to the Federal Telecommunications Law are unconstitutional. Although we believe that this Supreme Court ruling does not directly affect us, we cannot predict the impact of the future interpretation and implementation of this ruling by the SCT or the COFETEL, or the amendment by the Mexican Congress of these laws as a result of the Mexican Supreme Court ruling could have on the regulation of the telecommunications industry and on our business, results of operations and financial condition.
The terms of our concessions require us to satisfy a number of technical, build out and financial conditions. A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation of any of our concessions or imposition of fines. The Mexican government would not be required to compensate us in case of such revocation. See “— Concessions and Permits — Termination” below. A failure to comply with any of the terms of our concessions could also result in the loss of surety bonds (fianzas) that we have issued to the SCT. We have issued surety bonds in the amount of Ps.0.44 million with respect to our local telephony and long-distance concessions, Ps.1.53 million with respect to all seven of our point-to-point microwave concessions and Ps.0.22 million with respect to all three of our point-to-multipoint microwave concessions.

Concessions and Permits
The SCT grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide. Public telecommunications network concessions granted by the SCT can cover a broad range of services, from local and long-distance telephone services, value added services, such as Internet, to restricted television services, including cable television services. However, once the SCT grants a concession, the concessionaire can expand the scope of its concession to cover new services by submitting an application to, and obtaining the approval from, the SCT.
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
In addition to concessions, the SCT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to notify the COFETEL of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by the COFETEL.
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

Pursuant to the Mexican Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “Neutral Shares”) or ordinary participation certificates (certificados de participación ordinarios), or CPOs, evidencing voting shares and neutralizing their vote, that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation’s ceiling allowed under the Mexican Foreign Investment Law. Foreign governments may not own an interest in the concession holder nor own the assets used to operate the relevant concession. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law and could result in the revocation of the applicable public telecommunications network concession.

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
Rates for Telecommunications Services
Under the Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with the COFETEL prior to becoming effective.
In addition, the COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Federal Telecommunications Law also prohibits telecommunications providers from cross- subsidizing among their services and requires that they keep separate accounting for each of their services.
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

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with the COFETEL a notification of any rate change prior to becoming effective.
The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect. As of December 31, 2008 we fulfilled all the material requirements required under the amendment, being released of any further capacity and/or geographic expansion commitments.
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
The concession does not impose any limitations on our ability to set rates other than the requirement that we file with the COFETEL a notification of any rate change prior to becoming effective.
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
According to the Mexican telecommunications regulations, all local carriers must offer their customers pre-subscription, which is the option to select the long-distance carrier of their preference. However, local carriers may request a waiver of this obligation from the COFETEL. On May 27, 2002, the COFETEL granted us a waiver of the pre-subscription requirement. As a result of this waiver, all of our local telephony customers were required to use our long-distance service. While this waiver has expired, we believe we will be able to obtain a renewal from the COFETEL or that the COFETEL will issue general rules excluding companies like us from the pre-subscription requirement. In the interim, we require customer waive pre-subscription and believe we would be able to get an injunction preventing mandated pre-subscription, as has another competitor, if this practice was challenged.
The U.S. Federal Communications Commission (FCC) has granted Maxcom U.S.A., Inc. and Sierra USA Communications, Inc. a license under section 214 of the Communication Act of 1934, or a 214 license, to provide international telecommunications services between the United States and international points, mainly Mexico.
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
These concessions, which were issued in June 1998, have a term of 20 years. The COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with the COFETEL a notification of any rate change prior to becoming effective. The concessions require us to provide available capacity to the general public. We are currently in compliance with all the material terms of the concessions.
Point-to-multipoint
In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering telecommunications regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region, in the 10.5 GHz frequency band with a 60MHz bandwidth. These concessions, which were issued in April 1998, have a term of 20 years. The COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions originally required us to install a network and offer service to at least 30% of the population in each concessioned region by the end of the second year after the issuance of the concession.
Until December 2003, Maxcom and 14 other concessionaires were unable to start operations in some of our concessioned regions because of a lack of commercially feasible technological solutions and equipment for those frequencies. As a result, the COFETEL granted us several extensions on the deadlines specified in the concession, with the last extension expiring in February 2004. On March 31, 2004, we notified the COFETEL that we had started operating in Puebla and therefore were in compliance with our initial coverage obligations for region 8. Although we have the capability to initiate operations in regions 3 and 5, to date no customer has requested such service and we therefore have not initiated operations in these regions.
These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with the COFETEL a notification of any rate change prior to becoming effective.

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
As a result, Maxcom is now authorized to provide nationwide cable TV and radio services and was the first telecommunication concessionaire to be authorized to provide “triple-play” services. We are able to service cities by notifying the SCT and to date have notified them of service provision in 99 cities. We intend to add more cities in the future.
Mobile Network Operation
On January 17, 2007, the COFETEL granted us authorization to provide Mobile Virtual Network Operator services based on our 1996 concession. This authorization enables Maxcom to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico. As a result of this authorization, Maxcom is the first and only telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.
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
Interconnection
In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long-distance and mobile carrier operating in Mexico. All terms of interconnection (such as point of interconnection) are negotiated between telecommunication carriers under the COFETEL’s supervision. Should telecommunication carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request the COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.
Local Interconnection
We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. As of December 31, 2008, the interconnection rate is Ps.0.1299 (U.S.$0.00975) per minute.
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
If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. The COFETEL has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers of total customers.
Through December 31, 2008, no material interconnection fees have been paid.
Mobile Interconnection
We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefónica Móviles and Iusacell. For more information on each of these carriers, see “Item 4 Information on the company — B. Business Overview — Industry Overview — Mobile Telephony Market.” The mobile to wireline interconnection fees with these carriers, which change on a monthly basis, were Ps.0.1096 for December 2004, Ps.0.1031 for December 2005, Ps.0.1072 per minute for December 2006, and Ps.0.1072 per minute for December 2007 and Ps.0.1299 per minute for December 2008. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.90 per minute for 2004 and Ps.1.71 for 2005, Ps.1.54 for 2006, Ps.1.34 for 2007, Ps.1.21 for 2008, will be Ps. 1.09 for 2009 and Ps.1.00 for 2010. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit through Telmex’s network may be used at a rate per minute of U.S.$0.003.
Long-distance Interconnection
Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers. As a result, we granted long-distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from the COFETEL of the obligation to offer such option to our customers. For more information about this waiver, see “— Our Concessions — Long-distance.”

We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis. In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network.
Mexican Ministry of Communications and Transportation Approvals
The terms of most public telecommunications network concessions, including ours, require Mexican Ministry of Communications and Transportation, or SCT, approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock.” Mexican Ministry of Communications and Transportation approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession. As a result, in the event we decide to complete a merger through an exchange offer, or an acquisition through the purchase of a controlling interest in a potential target that is not a holding company, we would need Mexican Ministry of Communications and Transportation approval. The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the Mexican Ministry of Communications and Transportation, as well as the approval of the Mexican Antitrust Commission (Comisión Federal de Competencia), if applicable. See below “— Antitrust Approvals.”
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
In addition, according to a resolution issued by the Mexican Antitrust Commission, the consummation of any future acquisitions, regardless of the value of the transaction, may be subject to approval by the Commission. We cannot assure you that we will obtain the required approvals from the Mexican Antitrust Commission to consummate any future acquisitions. If we are unable to obtain the required approvals, we will be unable to complete any proposed acquisitions.
Municipal and Other Regulatory Approvals
Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Item 3 Key Information — D. Risk Factors — Risks Relating to Maxcom — Our telecommunications network infrastructure has several vulnerabilities and limitations.”
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
All of our subsidiaries act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.
D. Property, plant and equipment
The majority of our assets are allocated to telephone network systems and equipment and are mainly related to or a part of our telecommunications network that as of December 31, 2008, encompasses 690 route kilometers of metropolitan fiber optic cable and over 4,560 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Querétaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
Maxcom pledged certain fixed assets, defined as “systems and telephone network equipment,” which included construction, transportation equipment and vehicles, computers, information electronic processing equipment, telecommunications and office furniture and equipment in favor of the bondholders according to the offerings for our senior notes due 2014. We implemented the pledge on February 13, 2007 through a first priority voluntary mortgage. All of our subsidiaries act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014. Our concessions to provide telecommunication services are not subject to the mortgage mentioned above and remain free of liens or restrictions of use and ownership. Additionally, although the assets mentioned above have been pledged in favor of the holders of our senior notes due 2014, we may be able to dispose of such assets so long as we comply with the requirements and conditions established in the indenture governing the senior notes.

We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.
We lease space for administrative offices in Mexico City and in the cities of Puebla, Querétaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet.
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
Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet. On our branch office in Puebla we adapted an extra 3,310 square feet to have an on-site vault. Acquisition of the extra space required us to execute a 5-year lease with respect thereto that expires on June 15, 2011.
Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 12,012 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches.
On August 1, 2008, we renewed the lease of a warehouse comprised of 29,324.9 square feet for a 3-year term that expires on July 31, 2011. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2009, to add an on-site vault to our warehouse.
. On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Querétaro and San Luis Potosi. Additionally, we own seven portions of land in the City of Puebla that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
All peso amounts for the year ended December 31, 2008 and henceforth are presented in nominal pesos. All peso amounts for the years ended December 31, 2004, 2005, 2006 and 2007 are presented in constant pesos up to December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007 in accordance with MFRS, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2008, which was Ps13.54 per U.S.$1.00 as reported by the Banco de México (Central Bank of México). Sums may not add due to rounding.

The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the financial statements.
Our financial statements, which appear elsewhere in this annual report for the years ended December 31, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles in Mexico which we refer to as Mexican GAAP. The financial statements for the years ended December 31, 2006, 2007 and 2008 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish). Pursuant to MFRS and Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. Both Mexican GAAP and MFRS differ in certain significant aspects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2006, 2007 and 2008 for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.
Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies — Effect of Inflation on Financial Information.” Financial statements for 2007 and prior years are expressed in constant pesos as of December 31, 2007 the last date when the restatement was made according to the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” which was replaced by NIF B-10, Effects of Inflation. The new NIF B-10, Effects of Inflation does not require the financial statements for 2008 and the following years to be restated, as long as the accumulated inflation for the last three years ended is not 26% or higher. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 3.3% in 2005, 4.1% in 2006, 3.8% in 2007, and 6.5% in 2008.
Recent Developments
Designation of the Grupo Telereunión companies as Guarantors.
On January 1, 2009, the companies of Grupo Telereunión (Telereunion, S.A. de C.V., Telscape de Mexico, S.A. de C.V. and Sierra USA Communications, Inc.) were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.
Formation of our Board of Directors and Audit and Corporate Practices Committee.
On December 5, 2008, through a general shareholders meeting, the shareholders of Maxcom elected the Board of Directors and the Audit Committee of the Company. Mr. Eduardo Vazquez was designated as Chairman and Mr. Adrian Aguirre as Vicechairman of the Board of Directors.
New appointment of our Chief Executive Officer.
On October 23, 2008, the Board of Directors appointed Mr. Eduardo Vazquez as the new Chief Executive Officer and General Director of Maxcom, replacing Mr. Rene Sagastuy.
Engagement of the new Independent Auditor.
In July 2008, our Board of Directors, as per recommendation of its Audit Committee, approved the selection of KPMG Cárdenas Dosal, S.C. (“KPMG”) as the company’s independent auditor, replacing PricewaterhouseCoopers, S.C., effective July 1, 2008.
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

We issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network. However, we currently have no commitments or agreements to use the net proceeds of the offering for capital expenditures, and we may use net proceeds of the offering for general corporate purposes, including repayment of debt, investment in our subsidiaries, working capital, repurchases of stock or the financing of possible acquisitions or business opportunities. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes.
Acquisition of Sierra Comunicaciones Globales
In November 2007, the Company acquired all the shares representing the capital stock of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was U.S.$ 3.0 million, U.S.$1.75 million of which was paid on November 15, 2007, and the remaining U.S.$1.25 million was paid on November 10, 2008. The net acquired asset value of Sierra as of November 15, 2007 was Ps. 10.9 million.
Sierra owns two optic fiber strands physically located in the Maxcom network. At the time of the acquisition, Sierra had no operations.
Because Sierra had no operations during the year ended December 31, 2007, pro forma results giving effect to the acquisition as if it had occurred on January 1, 2007 have not been presented.
Private Placement of Senior Notes due 2014
On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our 11% senior notes due 2014, referred to herein as the “senior notes due 2014.” Additionally, on January 10, 2007 and September 5, 2007, we completed supplemental private placements of our senior notes due 2014, each in the amount of U.S. $25 million. The proceeds of these offerings were used to refinance existing indebtedness and fund capital expenditures. As part of these offerings, Maxcom pledged certain fixed assets, defined as “systems and telephone network equipment,” which included construction, transportation equipment and vehicles, computers, information electronic processing equipment, telecommunications and office furniture and equipment. We implemented the pledge on February 13, 2007 through a first priority voluntary mortgage. All of our subsidiaries are our guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014. Our concessions to provide telecommunication services are not subject to the mortgage mentioned above and remain free of liens or restrictions of use and ownership. Additionally, although the assets mentioned above have been pledged in favor of the holders of our senior notes due 2014, we may be able to dispose of such assets as long as we comply with the requirements and conditions established in the indenture governing our senior notes due 2014.
Currency Swap Transaction
During May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010.

Capital Stock Increase and Acquisition of Grupo Telereunión
On July 21, 2006, we reached an agreement with certain members of the Vázquez family, whom we refer to as the Grupo VAC Investors, to acquire Telereunión, S.A. de C.V., or Telereunión, Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., which together we refer to as Grupo Telereunión. The purchase price for Grupo Telereunión was U.S.$8.5 million, which was paid with the issuance of 21,579,658 of our common shares to the Grupo VAC Investors. As part of this transaction, the Grupo VAC Investors subscribed for an additional 57,233,845 of our common shares for a purchase price of U.S.$22.7 million, which was paid in cash. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our then-outstanding equity securities. The proceeds from the sale of our common shares and the acquired Grupo Telereunión network enabled us to continue the expansion of our product offerings into areas we currently serve as well as new areas previously unserved by our network.
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
In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2008 and 2007 was Ps. 5.1 million and Ps.37.1 million, respectively. See “Description of Capital Stock” for a further description of our outstanding capital stock.
A. Operating Results
Devaluation and Inflation
Relative to the U.S. dollar, the peso depreciated 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006, appreciated 0.1% in 2007 and depreciated 24.6% in 2008. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
	Inflation	Average	Annual Growth	End of Each Year
Year Ended December 31	Rate	28-day Cetes	Rate*	(Billion)
2004	5.2%	6.8%	4.2%	U.S.$64.2
2005	3.3%	9.2%	3.0%	U.S.$74.1
2006	4.1%	7.2%	4.8%	U.S.$76.3
2007	3.8%	7.2%	3.3%	U.S.$87.2
2008	6.5%	7.7%	2.8%	U.S.$95.3

Source: Central Bank of Mexico

*
The Central Bank of Mexico no longer publishes the Mexican GDP and/or its variations according to the calculation methodology used for the figures presented for the years ended December 2004, 2005, 2006 and 2007, hence calculation methodology for the figures for the year ended December 31, 2008 differs.

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
Until December 31, 2007 we recorded non-cash gains or losses on net monetary position, which represent the increase or decrease of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of our senior notes due 2014 and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. This resulted in a gain to our monetary position recognized in the comprehensive financial result up until December 31, 2007.
Impact of Foreign Currency Fluctuations
Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2008, the amount of debt denominated in U.S. dollars was Ps. 2,721.6 million.
Depreciation of the peso against the U.S. dollar results in an increase of our dollar-denominated revenues and expenses as reported in pesos. Conversely, appreciation in the value of the peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenue and expenses as reported in pesos.
Interest expense on our U.S. dollar-denominated debt, as expressed in pesos in our financial statements, varies with exchange rate fluctuations. Depreciation of the peso, results in increases in interest expense on a pesos basis.
We record foreign exchange gains or losses when the peso appreciates or depreciates against the U.S. dollar. Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the peso, against the U.S. dollar will result in foreign exchange losses.
To hedge our exposure to foreign currency fluctuations between the peso and the U.S. dollar, on July 11, 2005 we entered into an exchange rate stability hedging transaction. This transaction relates to the payment of interest and principal on U.S. dollar denominated liabilities that matured in 2007. This transaction has no additional related costs and as of December 31, 2006, the notional amount of the hedge was U.S.$16.7 million at a future exchange rate of Ps.11.40 per U.S. dollar. This transaction did not comply with the requirements to qualify as a hedge for accounting purposes. Therefore, we have recognized an accumulated gain of Ps.13.5 million in our results of operations for the year ended December 31, 2006 related to the fair value of such instrument.
See “Item 3. Key Information — Selected Financial Data — Exchange Rates” for a discussion of exchange rates.
From time to time, we assess our exposure and consider opportunities to manage exchange rate risks. In order to minimize the exchange rate risks related to the coupon payments of $150 million principal amount of our senior notes due 2014 for the payments during period from June 2008 to December 2010, during May 2007 we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G., also this transaction does not qualify for hedge accounting and therefore we recognize a gain or loss in our results of operations.
Flat Rate Business Tax (Impuesto Empresarial a Tasa Única)
On October 1, 2007 new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, all of which came into effect on January 1, 2008. The most important changes are: (i) derogation of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU) which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for Income Tax purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to investments in fixed assets, deferred charges and expenses.

Accordingly, beginning in 2008, companies are required to pay the greater of their IETU or Income Tax. If IETU is payable, the payment will be considered final i.e. not subject to recovery in subsequent years. The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter.
Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax. Both taxes recognize the effects of inflation.
Starting January 1, 2008 we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2008 and 2007 have been recorded on Income Tax basis.
Capitalization of Pre-operating Expenses
All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.
For the years ended on December 31, 2008, 2007 and 2006, we recorded amortization expenses in the amounts of Ps.22.1 million, Ps. 20.7 million and Ps. 36.4 million, respectively, also as of December 31, 2008 we made an adjustment based on the impairment recorded of Ps.4.9 million. Accumulated amortization was Ps. 334.8 million and Ps. 312.6 million as of December the 31, 2008 and 2007, respectively.
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

•
selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) allowance for doubtful accounts (related to past due accounts receivable); and

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
Comprehensive Cost of Financing
For presentation purposes, “comprehensive cost of financing” refers to the combined financial effects of:
•	interest expense and interest income;
•	effects of valuation of financial instruments;
•	net foreign exchange gains or losses; and
•	net gains or losses on monetary position up to December 31, 2007.
Critical Accounting Policies
Applications of Critical Accounting Policies and Estimates
We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under both MFRS and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, preoperating expenses and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. For a full description of all of our accounting policies, see notes 5 and 21 to the consolidated financial statements included in this document.
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
Fair Value of Stock Options and Warrants
Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date. The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction. We estimate fair values using option pricing models, which require the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield. Those assumptions are subjective and involve management judgment. The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation. As of December 31, 2008, we have yet to recognize an expense of Ps.1.1 million ratably over the next three years due to our stock option plans and warrants.

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
In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2008, our provision for bad debt was Ps.161.9 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts, however, we cannot assure that we will not be required to increase the amount of this provision in the future.
Revenue Recognition
Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.
Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.
Revenues from public telephony services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.
Revenues from interconnection services are recognized on accrued basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, Maxcom or the other party is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during 2008 and 2007, and it was 15% during 2006.
We also have interconnection agreements for long-distance and mobile services with other telephony companies. However, they do not include the clause of the “bill and keep” compensatory agreement.
Revenues from pay television services are recognized as rendered.
Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephony has been reconciled and the charge to the client has been recorded.

Also, for the mobile telephony revenues we recognize through the suppletory application of the Emerging Issues Task Force standard 0021 or EITF 0021 “Revenue Arrangements with Multiple Deliverables” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephony equipment and mobile services.
Revenue from bundled services is recognized in the month in which the services are provided. Bundle revenues are distributed among voice, data, pay tv or mobile services.
Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.
We record an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client. Accounts handed over to our legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the attorney handling the account.
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
Installation Revenues and Costs
Installation costs include labor, tools and supplies. Installation costs related to commercial customers are capitalized and amortized on a straight line basis for a period of 20 years. Installation costs capitalized are expensed once the relationship with the customer is terminated. Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete. When we invoice our residential customers for installation fees, any associated cost is recognized as an expense in the statement of operations. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. According to U.S. GAAP, when installation costs are not billed to customers, the related costs are expensed immediately.
Valuation of Long-Lived Assets
We review fixed, definite lived intangible and other long-lived assets at least annually under NIF C-15, “Impairment of the Value of Long Lived Assets and their Disposal.” Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset for U.S. GAAP reporting and discounted cash flows to the carrying value of the asset for MFRS. If the total of the undiscounted cash flows is less than the carrying value under U.S. GAAP or discounted cash flows is less than the carrying value under MFRS, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted and discounted cash flows. In determining our undiscounted and discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flow, as well as customer growth and the appropriate discount rate. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.
We also evaluate the useful lives used to depreciate our long-lived assets, periodically considering their operating and use conditions. As a result, we changed the useful lives of our long-lived assets during 2007 based on reports from an independent third party specialist. The useful lives of our public telephony equipment were changed from 17 to 8 years and we recognized additional depreciation charges in the amount of Ps.17.2 million in 2007.

Upon adoption of the Statement of Financial Account Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and NIF C-15 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We periodically reassess the useful lives of our concessions, in case there is evidence of impairment the value for such assets is adjusted.
We evaluate values of long lived assets when there are events or changes that reveal an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Given the current economic situation there is a strong reliance on judgment to evaluate if the indication of potential impairment to long lived assets should give rise to an impairment valuation.
As of December 31, 2008, under MFRS the carrying amount of long-lived assets was higher than the expected discounted income at our theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2008 amounted to Ps.532.3 million. Said charge was proportionately distributed throughout the different asset classes.
Deferred Taxes
Deferred Income tax and, since January 1, 2008 deferred employees’ statutory profit sharing, are accounted for under the asset and liability method. Deferred tax and employees’ statutory profit sharing assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carryforwards or to be returned. Deferred tax and employees’ statutory profit sharing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and employees’ statutory profit sharing assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation allowance for a portion of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance, which may materially impact our results of operations in future periods.
As of December 31, 2008, we had cumulative tax losses in aggregate of Ps.1,468,847 that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
1999	Ps.	18,109	2009
2000		102,156	2010
2001		32,292	2011
2002		282,004	2012
2003		35,388	2013
2004		79,533	2014
2005		138,698	2015
2006		74,058	2016
2007		269,142	2017
2008		437,467	2018

Total	Ps.	1,468,847

Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax. Both taxes recognize the effects of inflation.

Starting January 1, 2008 we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2008 and 2007 have been recorded on Income Tax basis.
Results of Operations
The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with MFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2008	2007	2006
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	41.7	41.6	38.9
Selling, general and administrative expenses	30.5	30.9	34.9
Depreciation and amortization	20.6	15.8	17.3

Total operating cost and expenses	92.8	88.3	91.0
Operating profit (loss)	7.1	11.7	9.0
Other expenses:
Other expenses	(0.6)	(0.5)	(1.1)
Restructuring charges	(1.8)	—	—
Impairment of long-lived assets	(19.8)	—	—
Comprehensive (income)/cost of financing	(10.0)	(5.4)	(6.2)
Income tax	8.7	(4.1)	(3.4)

Net loss (income) for the year	16.3%	(1.5)%	1.7%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net revenues
Our net revenues increased 14.4%, from Ps.2,345.7 million in 2007 to Ps.2,683.2 million in 2008. The increase primarily resulted from:
•
Residential revenues represented 39.3% of total revenues during 2008, compared with 38.3% in the previous year of 2007. Revenues in the residential business reached Ps. 1,055.6 million in 2008, an increase of 17.6% in comparison to Ps. 897.9 million in 2007. The increase was mainly driven by an increase in mobile services, residential Paid TV RGUs and data followed by voice in comparison to 2007.

•
Commercial revenues represented 30.2% of total revenues during 2008, compared with 27.6% in 2007. Revenues in the commercial business totaled Ps. 809.1 million in 2008, an increase of 24.8% in comparison to Ps. 648.2 million in the year 2007. This increase in revenues was explained by an increase in the average revenue per customer that we recorded and a 20% increase in the number of RGUs.

•
Public Telephony represented 16.0% of total revenues during 2008 in comparison with 16.5% in 2007. Revenues in this segment totaled Ps. 428.7 million in 2008, an increase of 10.9% in compared to Ps. 386.4 million in 2007. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 42.2%.

•
In 2008, wholesale revenues totaled Ps. 359.5 million, a decrease of 4.4% in comparison to Ps.376.0 million in the same period in 2007. This year-over-year decrease in the Wholesale business was mainly driven by a decrease in the “on-net equal access termination rates” earlier in the year due to a more competitive market environment in particular with national calling party pays.

•
Revenue from other services accounted for 1.1% or Ps. 30.3 million of total revenues in 2008, a decrease from the Ps. 37.2 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2008		2007		%
	(In millions)
Residential	Ps.	1,055.6	Ps.	897.9	17.6%
Commercial		809.1		648.2	24.8%
Public Telephony		428.7		386.4	10.9%
Wholesale		359.5		376.0	(4.4)%
Other Revenue		30.3		37.2	(18.5%)

Total revenues	Ps.	2,683.2	Ps.	2,345.7	14.4%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2008	2007	%
	(In U.S. dollars)
Company
Monthly charges	$17.3	$15.7	10.2%
Usage	29.4	29.0	1.4%
Subtotal	46.7	44.7	4.5%
Non-recurring	2.0	2.3	(13.0)%

Total company	$48.7	$47.0	3.6%

Total ARPU increased 3.6% from U.S.$47.0 in 2007 to U.S.$48.7 in 2008. The major changes in absolute and relative terms were: (i) an increase in monthly charges of 10.2% from U.S.$15.7 in 2007 to U.S.$17.3 in 2008; (ii) a 1.4% increase in usage from U.S.$29.0 in 2007 to U.S.$29.4 in 2008; and (iii) a 13.0% decrease in non-recurring charges from U.S.$2.3 in 2007 to U.S.$2.0 in 2008.
Revenue Generating Units
The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2008, we added a total of 113,592 revenue generating units. As of December 31, 2008, Maxcom reported a total of 474,534 RGUs, an increase of 31.5% in comparison to the same period last year.
The following table presents a breakdown of our RGUs by type of customer at December 31, 2008 and 2007 and the percentage variation:

	At December 31
	2008	2007	%
RGUs:
Residential	331,368	242,888	36.4%
Commercial	84,891	70,749	20.0%
Public Telephony	35,415	24,910	42.2%
Wholesale lines	22,860	22,395	2.1%

Total lines	474,534	360,942	31.5%

Operating Costs and Expenses
Our operating costs and expenses increased 20.4% from Ps. 2,069.8 million in 2007 to Ps. 2,491.7 million in 2008. This increase was primarily the result of:
•	a Ps. 134.5 million, or 16.4% increase in network operating services resulting mainly from:
•	a Ps. 48.9 million higher fixed-to-mobile interconnection costs due to an increase of 18.3% in overall RGUs;
•	a Ps. 36.8 million increase related to our paid TV content and internet services;
•	a Ps. 24.3 million increase in costs related to circuit leases and ports required for our backbone and last mile connectivity as a result of the network expansion during the year;
•	a Ps. 20.8 million higher operational cost of public telephony services due to an increase of 42.2% in RGU ’s in service;
•	a Ps. 17.1 million higher long distance interconnection costs as a result of increased long distance traffic related to the wholesale business; and,
•	This increase was partially offset by a Ps. 13.4 million decrease in CATV network costs as we terminated our strategic alliance with Megacable during 2008.
•	a Ps. 8.6 million, or 6.3% increase in technical expenses primarily due to:
•	a Ps. 8.3 million increase in costs associated with leases of sites and poles; and,
•	a Ps. 0.3 million increase in other technical expenses.
•	Installation expenses for 2008 amounted to Ps. 18.7 million which is the same as the amount recorded in 2007.
•	a Ps.181.7 million, or 49.0%, increase in depreciation and amortization expenses mainly related to:
•	a Ps. 175.6 million increase due to new capital investments; and,
•	a Ps. 6.1 million increase due to MFRS inflation recognition adjustments in accordance with Standard B-10 of the NIFs.
•	Selling general and administrative expenses increased Ps. 97.0 million, or 13.4% primarily due to:
•	a Ps. 82.6 million increase in salaries, wages and benefits related to an increasing headcount;
•	a Ps. 26.2 million increase in bad debt expense due to an increase in sales volume and customers;
•	a Ps. 20.0 million increase in external commissions and external advisors;
•	a Ps. 3.9 million increase in office space leases; and,
•	These expenses were partially offset by Ps. 35.7 million in lower employee stock option plan, insurance and other sales, general and administrative expenses.
Comprehensive Cost of Financing
Our comprehensive cost of financing was Ps.267.4 million in 2008, an 111.2% increase compared to Ps.126.6 million in 2007.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2008		2007		%
	(In millions)
Interest expense — Net	Ps.	(263.7)	Ps.	(230.1)	14.6%
Exchange gain (loss) — Net		(178.5)		25.2	(808.3)%
Gain on monetary position		—		42.6	—%
Capitalized interest		174.8		35.7	389.6%

Total comprehensive cost of financing	Ps.	(267.4)	Ps.	(126.6)	111.2%

The increase of comprehensive cost of financing was primarily due to:
•	a Ps. 33.6 million or 14.6% increase in interest paid as a result of a higher average outstanding balance of debt during 2008 compared to 2007;
•
a Ps. 178.5 million exchange rate loss compared to a net exchange rate gain of Ps. 25.2 million recognized in the same period last year mainly due to a depreciation of the Mexican peso of 24.6% during 2008 compared with a peso appreciation of 0.1% during 2007;

•
The company recorded a monetary position gain of Ps. 42.6 million which does not compare to 2008 as a result in the change in the accounting standards in Mexico; inflationary accounting is not required in a low-inflationary environment; and

•	a Ps. 139.1 million higher capitalized interest mainly due to a higher depreciation of the Mexican peso as previously explained.
Tax Provisions
Starting January 1, 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the flat corporate tax (Impuesto Empresarial a Tasa Única). We recorded a credit of Ps. 233.7 million in taxes during 2008 mainly due to a tax benefit of the net loss of the period mainly derived from the impairment charge that was recognized in 2008, compared to Ps. 97.0 million in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Net revenues
Our net revenues increased 34.7%, from Ps.1,741.7 million in 2006 to Ps.2,345.7 million in 2007. The increase primarily resulted from:
•
Residential revenues represented 38.3% of total revenues during 2007, compared with 39.4% in the year of 2006. Revenues in the residential business reached Ps. 897.9 million in 2007, an increase of 31.0% in comparison to Ps. 685.5 million in 2006. The increase was mainly driven by the introduction of mobile services, residential Paid TV RGUs, followed by data and voice in comparison to 2006.

•
Commercial revenues represented 27.6% of total revenues during 2007, compared with 28.4% in 2006. Revenues in the commercial business totaled Ps. 648.2 million in 2007, an increase of 30.8% in comparison to Ps. 495.4 million in the year 2006. This increase in revenues was mainly attributed to a higher number of RGUs from other services, mobile services, voice lines and data services in comparison to 2006.

•
Public Telephony represented 16.5% of total revenues during 2007 in comparison with 14.5% in 2006. Revenues in this segment totaled Ps. 386.4 million in 2007, an increase of 52.6% compared to Ps. 253.1 million in 2006. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 48.1%.

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
Revenue Generating Units
The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2007, Maxcom added a total of 76,454 revenue generating units. As of December 31, 2007, Maxcom reported a total of 360,942 RGUs, an increase of 27% in comparison to the same period last year.
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

Operating Costs and Expenses
Our operating costs and expenses increased 30.8% from Ps.1,585.0 million in 2006 to Ps.2,073.1 million in 2007. This increase was primarily a result of:
•	a Ps.275.8 million, or 50.5%, increase in network operating services resulting mainly from:
•	a Ps.89.3 million higher operational cost of public telephony services due to a 48.1% increase in lines in service;
•	a Ps.84.7 million increase in long distance interconnection costs as a result of increased long distance traffic related to the 43.4% increase in the wholesale business;
•	a Ps.60.1 million increase in local-to-mobile interconnection costs associated with a significant increase in local-to-mobile traffic due to a 26.9% increase in overall RGU business;
•	a Ps.35.5 million increase in costs related to the lease of ports and circuits required for our backbone and last mile connectivity as a result of our network expansion; and
•	a Ps.6.2 million increase in other cost related to our paid TV content, internet services, and CATV network cost, among others.
•	a Ps.23.1 million, or 20.3%, increase in technical expenses primarily due to:
•	a Ps.26.0 million increase in maintenance costs as a result of an increasing telephone network; and
•	a Ps.5.8 million increase in the cost associated with power and electricity services.
These increases were partially offset for a Ps.8.7 million by lower cost of leasing sites and poles due to better price negotiations.
•	a Ps.1.1 million, or 6.3%, increase in installation expenses were mainly due to a 21.6% increase in RGUs installed in the residential and commercial division.
•	a Ps.69.8 million, or 23.2%, increase in depreciation and amortization expenses mainly related to:
•	a Ps.15.4 million increase due to new capital investments;
•	a Ps.16.6 million increase due to a reduction in the useful life for public telephony; and
•	a Ps.37.8 million increase due to MFRS inflation recognition adjustments in accordance with Statement B-10 of the Mexican Institute of Public Accountants.
•	Selling, general and administrative expenses increased Ps.90.8 million, or 14.9% primarily due to:
•	a Ps.108.8 million increase in salaries, wages and benefits related to an increasing headcount including the Ps.3.3 million paid for employee profit sharing;
•	a Ps.16.2 million increase in bad debt due to an increase in sales volume and customers;
•	a Ps.7.3 million increase in marketing, promotional and advertising expenses; and
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
B. Liquidity and capital resources
Financing Sources and Liquidity
Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2008, we had Ps.1,591.4 million (U.S.$117.5 million) of cash and cash equivalents. As of December 31, 2008 we had Ps.447.2 million (U.S.$33.0 million) in working capital1. We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.
Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps. 880.1 million (U.S.$65.0 million) of cash during 2009 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps. 237.5 million (U.S.$ 17.5 million) as of March 31, 2009. As of December 31, 2008 the estimated cost remaining to conclude the network build out construction in progress was of Ps. 399.7 million and management expects to conclude them before December 31, 2009.
On October 18, 2007, we issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in our initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network.

[1]
Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable).

Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2009. From time to time we review acquisition and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any material acquisition or other strategic opportunity.
On July 21, 2006, the Grupo VAC Investors subscribed for 78,813,503 common shares resulting in a U.S.$31.2 million increase in our equity, equivalent to 16.34% of Maxcom’s then-current total shares. As part of the transaction, we received U.S.$22.7 million in cash.
On December 20, 2006, we completed a private placement of U.S.$150 million aggregate principal amount of our senior notes due 2014. In addition, on January 10, 2007 and September 5, 2007, we completed supplemental private placements of our senior notes due 2014, each in the amount of U.S.$25 million. Interest on the senior notes due 2014 accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2007. We used approximately U.S.$100.5 million of the proceeds from these offerings to redeem our outstanding senior notes due 2007 and senior step-up notes due 2009 and to repay our 133/4% B series bonds, our then existing credit facilities and certain vendor financings.
The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2008, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014. The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (ii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (no such stock was outstanding as of December 31, 2008) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:
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

The indenture governing our senior notes due 2014 contains events of default, including, without limitation, (subject to customary grace periods, cure rights and materiality thresholds) defaults based on (i) the failure to make payments of interest or principal when due, (ii) breaches of covenants, (iii) cross-defaults and cross acceleration to other material indebtedness, (iv) bankruptcy events, (v) material judgments and (vi) the actual or asserted invalidity of any guarantee. If any such event of default occurs, the notes could be declared due and immediately payable. Subject to certain exceptions, the indenture prohibits us and any of our restricted subsidiaries from entering into an affiliate transaction, unless (i) the transaction is on terms no less favorable to us or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by us or such restricted subsidiary with an unrelated entity; (ii) in transactions involving in excess of U.S.$1.0 million, a majority of the disinterested directors have determined that the transaction complies with (i); and (iii) in transactions involving in excess of U.S.$6.0 million, we deliver to the trustee a fairness opinion from an investment banking firm of national standing.
Indebtedness
Our consolidated debt as of December 31, 2008 was Ps.2,725.9 (U.S.$201.3 million), of which Ps.2,707.7 million (U.S.$200.0 million) was long-term debt. Ps.2,721.6 million (U.S.$201.0 million) of our consolidated debt outstanding as of December 31, 2008 was denominated in U.S. dollars and Ps.4.4 million was denominated in Mexican pesos. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 4.0:1.0 as of December 31, 2008. During 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of our senior notes due 2014, for the payments during period from June 2008 to December 2010.

The following table presents a breakdown of our consolidated debt for 2008 and 2007.

	As of December 31,			As of December 31,
	2008(1)			2007(2)
	Pesos		Dollars	Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	4,354.0	U.S.$321.6	Ps.	11,479.2	U.S.$1,056.4
Vendor financing denominated in dollars		—	—		1,293.8	119.1

Total vendor financing		4,354.0	321.6		12,773.0	1,175.5
Long Term Payable Bonds Denominated in U.S. Dollars:
U.S.$200 million senior notes due 2014 (U.S.$150 million issued on December 20, 2006, U.S.$25 million issued on January 10, 2007 and U.S.$25 million issued on September 5, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		2,707,660.0	200,000.0		2,173,240.0	200,000.0
Accrued interest		13,919.5	1,028.2		11,172.2	1,028.2
Total long term payable bonds denominated in U.S. dollars	Ps.	2,721,579.5	U.S.$201,028.2	Ps.	2,184,412.2	U.S.$201,028.2

(1)
Nominal pesos as of December 31, 2008. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.5383 per U.S.$1.00 as reported by the Banco de México on December 31, 2008. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Constant pesos as of December 31, 2007. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.10.8662 per U.S.$1.00 as reported by the Banco de México on December 31, 2007. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

Resources from Operating, Financing and Investing Activities
For the year 2008, the NIF B-2 “Statement of cash flows"- NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are the following:
i.
Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;

ii.	Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;
iii.
Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities;

iv.	Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

Accordingly, we present the statement of changes in financial position for 2007 and 2006 as issued and the statement of cash flows for 2008 under the indirect method.

	At December 31, 2008
	(Thousands of nominal pesos)

Net resources provided by operating activities	Ps.	446,171.2
Net resources used in investing activities		(1,613,933.0)
Net resources provided by financing activities		219,632.0

	At December 31,
	2007		2006		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	303,158.0	Ps.	87,898.3	244.9%
Net resources used in investing activities		(1,248,407.4)		(1,041,877.4)	19.8%
Net resources provided by financing activities		2,745,493.3		1,452,052.4	89.1%
Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under MFRS our earnings were insufficient to cover our fixed charges by Ps.112.1 million (U.S.$10.3 million) in 2004, Ps.47.7 million (U.S.$4.4 million) in 2005 and Ps. 721.8 million (U.S.$53.3 million) in 2008.
As of December 31, 2008, we had Ps.1,591.4 million of cash and cash equivalents, compared to Ps. 2,539.5 million in December 31, 2007.
Resources Provided by Operating Activities
For the year ended December 31, 2008, resources provided by operating activities was Ps.143.0 million higher than in 2007. This increase was mainly driven by a Ps.133.5 million increase in resources generation, as a result of Ps. 707.6 million decrease, year over year, in Net loss and Ps. 841.1 million increase in non-cash items.
In addition Ps. 9.5 million increase in resources were result of improvements in working capital items, as detailed below:
•	Ps.86.1 million increase in resources resulting from an decrease in accounts receivable when compared to the Ps.285.0 million used in 2007 with the Ps.199.0 million used in 2008;
•
Ps.66.4 million decrease in resources resulting from a decrease in liabilities and other assets when compared to the Ps.90.0 million increase in resources provided in 2007 with the Ps.23.6 million increase in resources provided in 2008; and

•	Ps.10.2 million decrease in resources resulting from an increase in inventory, when compared to the Ps. 2.5 million decrease in 2007 with the Ps. 7.6 million increase in 2008.
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
Resources Provided by Financing Activities
For the year ended December 31, 2008, net resources generated by financing activities decreased by Ps.2,526.0 million compared to 2007. This decrease was mainly due to:
•	Ps.2,643.4 million provided from the net proceeds of our initial public offering in 2007;
•	Ps.210.7 million used to the payment of Ps. 214.4 millions of the senior notes interest, Ps. 20.3 paid in the share repurchase program when compared with Ps.24.0 of hedging valuation on 2007;
•	Ps.71.6 million used to exercise of the stock option program in 2008;
•	Ps. 8.4 million used to pay vendor financing in 2008; and
•
Ps.408.3 million increase in resources from Ps.534.4 million senior notes revaluation compared with the payment of Ps.126.1 million of the used to redeem U.S.$11,590 of our 133/4% B series bonds maturing on April 1, 2007.

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

•	Ps.130.8 million used to redeem U.S.$11,590 of our 133/4% B series bonds maturing on April 1, 2007;

•	Ps.155.6 million used to redeem Ps. 150.0 million plus accrued interest of our commercial paper maturing May 17, 2007;
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
Resources Used for Investing Activities
For the year ended December 31, 2008, net resources used for investing activities increased Ps.365.5 million. This increase was mainly attributable to an increase in investment in telephone equipment as a result of our strategy of infrastructure growth during 2008, including the investment in intangible assets and other assets.
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
Capital Expenditures
Through December 31, 2008, we have invested Ps.8,650.9 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.155.3 million paid to obtain all of our frequency rights. Our 2008 capital expenditures amounted to Ps.1,631.0 million (U.S.$120.5 million) and our expected capital expenditures for 2009 are approximately of Ps.880.1 million (U.S.65.0 million) will be funded with the proceeds from our recent initial public offering and senior notes offering.

Dividend Policy
Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of our senior notes due 2014 allows us to pay cash dividends only if we meet the following conditions:
•	a minimum consolidated leverage ratio of less than 4.00 to 1.00 on or after January 1, 2008 and on or before December 31, 2009 and 3.50 to 1.00 on or after January 1, 2010;
•	a minimum fixed charge coverage ratio of 2.00 to 1.00;
•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and
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
Effects of Inflation on Financial Information
Our financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) published by Banco de México (central bank of México).
The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated

2008	133.761	6.53%	18.85%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	7.52%
2005	116.301	3.33%	3.33%
NIF B-10 “Effects of inflation” — NIF B-10 supersedes Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendment documents, as well as the related bulletins and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this NIF are:
(i) Recognition of the effects of inflation — An entity operates in a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.
For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

(ii) Price index — the use of the National Consumer Price Index (NCPI) or the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period.
(iii) Valuation of inventories and of foreign machinery and equipment — The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.
(iv) Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in stockholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.
(v) Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.
The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, date on which the comprehensive method for recognizing the effects of inflation was last used.
Principal Differences between MFRS and U.S. GAAP
The financial information included in this annual report is prepared and presented in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP applicable to us; for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2008 and 2007 and for each of the years then ended; for a reconciliation of our net income (loss) for each of the years ended December 31, 2008, 2007 and 2006 and for a description of the principal differences in classification between the statements of changes in financial position as of December 31, 2007 and 2006 and statement of cash flows as of December 31, 2008 under MFRS and the requirements under U.S. GAAP for statements of cash flows.
Recent United States Accounting Pronouncements
In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of our subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. We are currently evaluating the impact of adopting Statement 141(R) on ourfinancial position and results of operations.
In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of Statement 161 on the disclosures about our hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, of adopting FSP FAS 142-3 on our financial position and results of operations.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the accounting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.
In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.
In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009 and the common stock call options disclosed in Note 13(b) will be subject to that guidance. We are currently evaluating the impact, if any, of adopting EITF 07-5 on our financial position and results of operations.
In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08 6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. We do not anticipate that the adoption of EITF 08-6 will materially impact our financial position or results of operations.
In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in Note 16. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. We are currently evaluating the impact of the FSP on our disclosures about plan assets.
In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly”, FSP No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”
FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods.
FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position’s requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.
FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.
In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.
The Company is in the process of evaluating the impact, if any, of applying these provisions on its disclosures.
Recent Mexican Accounting Pronouncements
The CINIF has issued the following NIFs, effective for years beginning after January 1, 2009, early application is not permitted.
NIF B-7 “Business acquisitions"- NIF B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.
Management estimates that the initial effects of this new NIF will not be material.

NIF B-8 “Consolidated and combined financial statements"-NIF B-8 supersedes Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:
(i.) The obligation to consolidate special purpose entities (SPEs) when controlled.
(ii.) The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.
(iii.) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.
(iv.) Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.
Management estimates that the initial effects of this new NIF will not be material.
NIF C-7 “Investments in associates and other permanent investments"- NIF C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:
(i) Equity method of accounting is required for SPEs where significant influence is exercised.
(ii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence.
(iii) A specific procedure and a limit for recognizing the associated entity’s losses are provided.
Management estimates that the initial effects of this new NIF will not be material.
NIF C-8 “Intangible assets"- NIF C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. Main changes include:
(i) The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable;
(ii) Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;
(iii) Greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other NIF;
(iv) The presumption that an intangible asset may not exceed a useful life of twenty years was eliminated;
Management estimates that the initial effects of this new NIF will not be material.
NIF D-8 “Share based payments"- NIF D-8 Establishes the valuation and accounting methods for goods or services paid for by shares. NIF D-8 is applicable to all purchases whose payments are liquidated by shares whether they are exercised through cash, shares, stock options payments or any combination of the aforementioned, excluding transactions with shareholders.
It is established within the NIF that any goods or services must be appraised at its fair value upon receipt.
Management estimates that the application of this NIF will not be material, due to the previous suppletory application of International Financial Reporting Standard (IFRS) 2 “Share based payments”.
Accounting changes-
The CINIF has issued the following NIF, effective for years beginning after December 31, 2008. Early application is not permitted.

(a) NIF B-10 “Effects of inflation” — NIF B-10 supersedes Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendment documents, as well as the related bulletins and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this NIF are:
(i) Recognition of the effects of inflation — An entity operates in a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.
For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.
(ii) Price index — the use of the National Consumer Price Index (NCPI) or the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period.
(iii) Valuation of inventories and of foreign machinery and equipment — The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.
(iv) Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in stockholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.
(v) Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.
The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, date on which the comprehensive method for recognizing the effects of inflation was last used.
(b) NIF D-3 “Employee benefits"-NIF D-3 supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4. The principal considerations established by this NIF are:
(i) Elimination of the recognition of an additional liability and the related intangible asset or any comprehensive item as a separate element of stockholders’ equity.
(ii) Employee benefits are classified in four principal categories; direct short-term and long term, termination and post-employment benefits. NIF D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefits actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.
(iii) The use of nominal rates and the incorporation of the term salary increases due to promotions.
(iv) ESPS, including deferred ESPS, shall be presented in the statement of income as ordinary operations, preferably within “other income and expenses”. Furthermore, NIF D-3 establishes that the asset and liability method should be used for determining deferred ESPS; any effects arising from the change in method shall be recognized in retained earnings, without restatement of prior years’ financial statements.

As a result from the adoption of this NIF, in 2008 the intangible asset of $17,650 reflected in the balance sheet as of December 31, 2007 was eliminated. As of December 31, 2008 the effect of the recognition of items pending to be amortized on a five year period amounts to $2,776.
(c) NIF D-4 “Taxes on income"- NIF D-4 supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are:
(i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings, unless identified with any other comprehensive item pending reclassification. On January 1, 2008 there were no IT effects reclassified to retained earnings.
(ii) the accounting treatment of ESPS (current and deferred) is transferred to NIF D-3, as mentioned in paragraph (b) above.
(d) NIF B-2 “Statement of cash flows"- NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are shown on the following page.
(i) Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;
(ii) Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;
(iii) Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities;
(iv) Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.
Accordingly, we present the statement of changes in financial position for 2007 and 2006 as issued and the statement of cash flows for 2008 under the indirect method.
(e) NIF B-15 “Translation of foreign currencies"- NIF B-15 supersedes Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations”. The principal considerations established by this NIF are:
(i) Replacing integrated foreign operation and foreign entity concepts by those of recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company.
Includes translation procedures for instances where the recording and reporting currencies differ from the functional currency and provides for the option not to conduct such translation in companies not subject to consolidation or valuation based on the equity method.
(ii) The accounting changes produced by the initial application of this standard shall be recognized based on the prospective method; that is, in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods, at the time of issue.
Reclassifications-
In order to comply with the NIF the employee’s statutory profit sharing amounting to $3,257 was reclassified in the 2007 statement of operations from sales, general and administrative expenses to other expenses.

C. Research and development, patents and licenses, etc.
We do not undertake research and development activities.
D. Trend information
The Mexican Telecommunications industry is highly influenced by various U.S. industry trends, including:
•	The growth in broadband access;
•	The convergence of services and industries, as evidenced by the introduction of voice, data and video bundles in the market;
•	Industry competitors forming alliances to sell and package bundles under one simple price strategies;
•	Multi-service IP services; and
•	Mobile services.
The growth of competition has been substantial and we expect it to continue. We are continuously improving our competitive position by strengthening our voice and data products and services. The increase in competition negatively affects our profit margins.
Our current financial constraints, including the uncertainty as to the availability of financing and the historical insufficiency of our earnings to cover fixed charges, has and may continue to negatively affect our plans for growth, including the build out of our network.
E. Off — balance sheet arrangements
We do not have any off-balance sheet arrangements.
F. Tabular disclosure of contractual obligations
The following table summarizes our minimum payments as of December 31, 2008 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
			Less Than						More Than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In thousands of pesos)

Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,707,660.0	Ps.	—	Ps.	—	Ps.	—	Ps.	2,767,660.0
Capital (Finance) Lease Obligation		4,354.0		4,354.0		—		—		—
Vendor Financing		17,725.9		17,725.9		—		—		—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2008		44.3		44.3		—		—		—
Accounts Payable to Grupo VAC**		36,091.4		2,167.3		2,552.3		2,552.3		28,819.5
Debt Obligations Interest		1,787,055.6		310,252.7		595,685.2		595,685.2		285,432.5
Operating Lease Obligation		325,779.5		73,789.7		132,089.3		115,713.1		4,187.4
Interest to Account Payable to Grupo VAC**		48,693.7		3,461.5		6,540.2		6,029.8		32,662.1

Total	Ps.	4,927,404.3	Ps.	411,795.4	Ps.	736,867.0	Ps.	719,980.4	Ps.	3,058,761.5

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

**
For further information see “Item 4. Information on the Company — B. Business overview-Legal Matters and Administrative Proceedings-Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation”

G. Safe Harbor
See “Special Note Regarding Forward-Looking Statements” on page 5.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management
Directors
Our board of directors is responsible for the management of our business and is composed of nine members, each of whom is elected annually at our general ordinary meeting of shareholders. All board members hold the positions for one year and may be reelected.
On December 5, 2008, the shareholders of Maxcom elected new members for its Board of Directors and the Audit and Corporate Practices Committee. Mr. Eduardo Vazquez was designated as Chairman of the Board of Directors and Mr. Adrian Aguirre as Vicechairman of the Board of Directors.
Set forth below are the name, age, position and a description of the business experience of each of our directors. The business address of our directors is that of our principal office.

Name	Age	Position
Eduardo Vázquez	46	Director and Chairman of the Board
Adrián Aguirre Gómez	58	Director and Vice Chairman of the Board
Gabriel Vázquez	48	Director
Lauro A. González Moreno (*)	47	Director
Marco Provencio Muñoz (*)	50	Director
Rodrigo Guerra Botello (*)	67	Director
Jacques Gliksberg	51	Director
Lorenzo Barrera Segovia(*)	50	Director
Juan Jaime Petersen Farah (*)	50	Director
Jorge Garcia Segovia (*)	51	Director

*	Independent Directors pursuant to New York Stock Exchange listing standards, applicable federal U.S. securities laws including Rule 10 A-3, and the Mexican Securities Market Law.
Jesus Gustavo Martinez, Efrain Ruvalcaba, María Guadalupe Aguirre Gómez and Marco Viola serve as alternate directors during the absence of Eduardo Vázquez, Gabriel Vázquez, Adrian Aguirre Gomez and Jacques Gliksberg, respectively. Gonzalo Alarcón I. is the secretary of the Board and our General Counsel. Christian Cassereau serves as alternate secretary of the Board of Directors. The secretary and alternate secretary do not form part of the Board of Directors.
Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez and María Elena Aguirre Gomez are siblings. Eduardo Vázquez, Gabriel Vázquez and Jorge Vázquez are siblings.
Lauro A. González Moreno, Marco Provencio Muñoz, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia and Jorge Garcia Segovia are independent directors.

Set forth below is a brief biographical description of each of our directors:
Eduardo Vázquez has been a director and vice president of Maxcom since July 2006 and in December 2008 was appointed Chairman of the Board. In October 2008, Mr. Vazquez was appointed as our CEO. Mr. Vázquez has served as chairman of Grupo Telereunión since July 2004. Since April 2004, Mr. Vázquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Móviles. In 1990, Mr. Vázquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.
Adrián Aguirre Gómez has been a director of the board of Maxcom since March 1996. In December 2008 was appointed vice president of the Board. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundación Teletón. He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México.
Gabriel Vázquez has been an alternate director of Maxcom since July 2006, and director since March 2008. Mr. Vázquez has served as chairman of several companies in the telecommunications sector, he served as board member of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. He also served as board member of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Moviles. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. He previously served as Chairman and CEO of Germania Motors, S.A. de C.V. a BMW automobile dealership. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.
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
Lorenzo Barrera Segovia. Mr. Barrera was appointed director since December 2008. He is Managing Director, Principal Partner and Member of the Board of Directors for Base Internacional Casa de Bolsa, S.A. de C.V, a company that is in the business of Foreign Exchange, Money Market, Investment Funds and serves as a Financial Adviser. Base Internacional has an authorization from the Ministry of Finance, from the Comisión Nacional Bancaria y de Valores, Banco de México and is an EXIM Bank lender. Additionally, the company is rated by Standard & Poors and Fitch Ratings and audited by Deloitte & Touche. In addition, Mr. Barrera is member of Young Presidents Organization de Monterrey, Partner and member of the Board of Directors of Desarrollo Inmobiliario de “El Seminario, S.A. de C.V.”, Fraccionamiento Campestre Sierra Madre, S.A. de C.V., Casino Monterrey, A.C., Instituto de Atención Integral al Discapacitado Retos, ABP, American Chamber México Monterrey Chapter and The Chamber of Commerce of Canada in Monterrey. Prior to this, Mr. Barrera served as Chairman of the Board of Base Capital, S.A. de C.V. and as Managing Director, Principal Partner and member of the Board of Directors of Base Internacional Casa de Cambio, S.A. de C.V. Mr. Barrera was also Sub-Director of Fund Administration and Conciliation for foreign banks and held several positions at Banpais, S.A. Mr. Barrera holds an accounting degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in finance from the same University.
Jorge García Segovia. Mr. García was appointed director since December 2008. He is currently member of the Board of Directors of CEMEX, S.A.B. de C.V., Compañía Minera Autlán, S.A.B. de C.V., Compañía Industrial de Parras, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de México, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo León, A.C. In addition, Mr. García was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañías Cuauhtémoc, S.A. de C.V. Mr. García is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. García is also a certified financial adviser.
Juan Jaime Petersen Farah. Mr. Petersen was appointed director since December 2008. He is Founding Partner of Geltung Asesores, a Mexican firm that supports its clients in strategic planning and in the search for capital to grow existing businesses by issuing debt and private equity. In addition, Mr. Petersen is member of the Board of Directors of Convertidora Industrial, S.A. de C.V., Consorcio Terrenos, S.A. de C.V., and Chairman of the Board for Minsa, S.A. de C.V. and Almer, S.A. de C.V. Prior to this, Mr. Petersen was also member of the Board of Directors of Motor Coach Industries, Inc., Pacific Star, Inc. in which he also served as adviser in the sale of that business and for Tequila Herradura, S.A. de C.V. in which he worked on the Tequila Herradura’s share buyback to Grupo Osborne and the sale of assets among other activities. In addition, Mr. Petersen was Managing Director of Blockbuster Video México, S.A. de C.V., Advisor for American Breco, Inc. and Director of Finance for Grupo Sidek, S.A. de C.V. Mr. Petersen has a degree in economics from the University of Guadalajara.
Senior Management
Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.
On October 23, 2008, the Board of Directors appointed Mr. Eduardo Vazquez as the new Chief Executive Officer and General Director of Maxcom in substitution of Mr. Rene Sagastuy.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above. The business address of our executive officers is that of our principal office.

Name	Age	Position
Eduardo Vázquez	46	Chief Executive Officer
William Nazaret	48	Chief Operating Officer
José Antonio Solbes	42	Chief Financial Officer
Juvenal Gárnica	52	Chief Technology Officer
Eduardo Legorreta	43	Vice President of Commercial Sales
Mr. Eduardo Vazquez’s biographical information is in the section above.
William Nazaret has been our Chief Operating Officer since March 2009. Prior to joining Maxcom Mr. Nazaret was most recently Director of Brightstar Corporation. Prior to that, he served as Chief Executive Officer and President of Central America for Digicel in El Salvador; and Chief Executive Officer and President of Digitel in Venezuela. Earlier in his career, William served as Chief Executive Officer of Intellisense in the United States, Vice President of Time Warner Cable, Senior Information Technology Sales Executive for Sun Microsystems, Chief Technology Officer for ECCS and Technical Staff Member for AT&T Bell Laboratories. He began his career at the Massachusetts Institute of Technology as a Faculty Member. Mr. Nazaret has a Master’s Degree and Ph.D. in Statistical Computing from the University of California at Berkley and has a Bachelor’s Degree from Universidad Simon Bolivar in Venezuela.
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
Juvenal Gárnica has been our Chief Information Technology Officer since November 2008. Prior to joining Maxcom, Mr. Garnica served as General Director of BBG Wireless from November 2003 to November 2008. BBG Wireless is a major supplier of infrastructure and operating facilities to some of the most important cellular companies in Mexico such as Telefónica Móviles. Before then, Mr. Garnica served as General Technical Director of Telefónica in Mexico from January of 2001 to October of 2003. Mr. Garnica was also Technical Director for Baja Celular from 1990 to 2000 and Technical Director and Design Engineer for Telcel from 1983 to 1990. Mr. Garnica holds a degree in Electrical and Electronic Engineering with a Major in Digital Systems from the Universidad Autonoma Metropolitana in Mexico City.
Eduardo Legorreta has been the vice president of commercial sales since January 2009. Prior to joining Maxcom, Mr. Legorreta served as Telecom Sales Director and other positions in Alestra from 1996 to 2008. Alestra, in which AT&T Corp. is a shareholder offers nationwide long-distance, local and other value-added services in numerous cities, including Mexico City, Puebla and Toluca. Before then, Mr. Legorreta served as Commercial Director of Grupo ISA from 1994 to 1996. Mr. Legorreta participates in social labors in IMPULSA and HNDS Foundation. Mr. Legorreta holds a degree in Computer Science Engineering from the Universidad La Salle and a master’s degree in business administration from the Instituto Panamericano de Alta Dirección de Empresas.
B. Compensation
The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.
We paid an aggregate of Ps.0.35 million in cash compensation to the members of our board of directors during 2008. In 2008 we granted members of our board of directors the option to purchase the equivalent of an aggregate of 1,936,225 shares of Series A common stock. The exercise price of each share is U.S.$0.01 and the date of each grant or compensation is based on attendance of board and committee meetings.

In 2008, our executive officers and other senior managers received aggregate compensation of approximately Ps.52.6 million, including performance bonuses. They did not receive any stock options in 2008. For more information about the options, see “- Second Executive Stock Option Plan” below.
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
As of December 31, 2008, Maxcom has reserved an aggregate amount of 575,000 shares with respect to options issued for officers due to their performance for the years of 1998, 1999 and 2000. As of December 31, 2008, 575,000 options of this plan had been granted, of which 304,502 remain to be exercised and 256,094 are fully exercisable. Options are subject to a trust established on June 20, 1999 and managed by Banco Nacional de México, S.A. The exercise price of the options granted in accordance with the First Executive Stock Option Plan ranges from U.S.$8.70 to U.S.$12.55 per option.
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
As of December 31, 2008, our board of directors and shareholders had reserved an aggregate of 11,000,000 shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors. As of December 31, 2008, options to purchase 42,382,206 shares had been granted, of which options to purchase 26,787,494 shares were fully exercisable. The exercise price of the Second Executive Stock Option Plan is U.S.$0.31 per option. The previous amounts includes options to purchase 7,569,007 shares pursuant to arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, thus becoming fully exercisable without restriction on October 2007 because of the initial public offering. The exercise price of these options is U.S.$0.01 per option.
On October 17, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders’ ratified the Executive Incentive Plan and the compensation or emoluments awarded to directors and members of our different committees. In both cases the plan is comprised of a part payable in cash and a part payable in our stock options.

Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met when they were measured on December 31, 2008.
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
C. Board practices
The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on December 5, 2008.
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
The audit and corporate practices committee is comprised of Jorge Garcia Segovia (who acts as Chairman of the committee), Lauro González Moreno, Marco Provencio Muñoz and Juan Jaime Petersen Farah, all of whom are independent under the rules of the New York Stock Exchange, Rule 10A-3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor, KPMG Cárdenas Dosal, S.C., and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.
The audit and corporate practices committee’s principal role is to supervise the execution of related party transactions, require the chief executive officer to prepare reports when deemed necessary, supervise the activities of the chief executive officer and provide an annual report to the board of directors.
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
•
receive from our external auditors a report that includes an analysis of: (a) all critical accounting policies utilized by us; (b) all policies and financial reporting standards that differ from those utilized by us and that have been discussed with management, including the implications of using such policies and practices; and (c) any other written communications regarding significant matters between our external auditors and management, including the annual letter to management, in which our external auditors summarize their recommendations regarding our internal controls identified during the audit process;

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
Operating Advisory Committee
Our operating advisory committee was responsible for advising the board on and overseeing Maxcom’s operations. On October 23, 2008, our Board of Directors decided to terminate the Operating Advisory Committee.
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
D. Employees
See “Item 4. Information on the Company — B. Business Overview — Our Company — Employees.”
E. Share ownership
Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of May 31, 2009.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	319,484,851	40.5%	287,484,851
Marco Viola(1)**	319,146,856	40.4%	287,146,856
Eduardo Vázquez (3)	76,831,006	9.7%	48,831,006
Jesus Gustavo Martinez (3)**	76,831,006	9.7%	48,831,006
Gabriel Vázquez (3)	76,831,006	9.7%	48,831,006
Efrain Ruvalcaba (3)**	76,831,006	9.7%	48,831,006
Adrián Aguirre Gómez(2)	14,549,048	1.84%	11,549,043
Lauro González Moreno	*	*	—
Maria Guadalupe Aguirre Gómez(2)**	14,549,048	1.84%	11,549,043
Rodrigo Guerra Botello	*	*	—
Marco Provencio Muñoz	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
José Antonio Solbes	*	*	—
All executive officers and directors as a group (14 persons)	410,864,905	52.04%	347,864,900

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

(1) The shares of Series A Common Stock beneficially owned by (a) the Nexus-Maxcom Holdings entities as well as (b) the Bank of America Corporation entities set forth in Item 7A below may be deemed to be beneficially owned indirectly by Messrs. Gliksberg and Viola, as the managers of Nexus Partners I, LLC. The shares of Series A Common Stock directly owned by Nexus Partners I, LLC may be deemed to be beneficially owned indirectly by Messrs. Gliksberg and Viola, its managers.
(2) Includes shares of Series A common stock beneficially owned, directly or indirectly, by the Aguirre Gómez family.
(3) Includes shares of Series A common stock beneficially owned, directly or indirectly, by the Vazquez Family.
The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans, described above under “- B. Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to beneficial ownership of our capital stock, including shares underlying CPOs as of the dates of their last Schedule 13G/A filed, by each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock, other than any persons described in Item 6E above.
Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of May 31, 2009.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation(1)	319,484,851	40.5%	287,484,851
Nexus Maxcom Holdings (1)	319,484,851	40.5%	287,484,851
The Bank of New York Mellon Corporation(2)	55,894,104	7.07%	55,894,104

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

(1)
Based upon information set forth in the Schedule 13G/A filed on February 13, 2009, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC, Nexus Partners I, LLC, Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,832 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

(2)
Based upon information set forth in the Schedule 13G filed on March 17, 2009, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: MBC Investments Corporation, Neptune LLC, Mellon International Holding SARL, Mellon International Ltd., Newton Management Ltd. and Newton Investment Management Ltd.

In accordance with a report issued by The Bank Of New York, as of April 30, 2009 there were 8,782,141 ADSs being traded in the NYSE, through 55 record holders.

Significant Changes in Share Ownership
On July 21, 2006, we reached an agreement with certain entities controlled by the Grupo VAC Investors to acquire Grupo Telereunión. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our then -outstanding equity securities. There have been no other significant changes in the percentage share ownership of our shareholders who hold more than 5% of our capital stock during the last three years.
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

B. Related party transactions
General policy
Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiaries), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm’s-length basis from an unaffiliated third party. For further information see “Note 10 — Balances and transactions with related parties” to our financial statements.
Acquisition of Sierra Comunicaciones Globales
In November 2007, we acquired all the equity capital of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was U.S.$3.0 million, U.S.$1.75 million of which was paid on November 15, 2007, and the remaining U.S.$1.25 million was paid on November 10, 2008. In addition, we exercised a right of first refusal granted by Grupo VAC in connection with the Grupo Telereunión acquisition (see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders and Share Ownership — Significant Changes in Share Ownership”).
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
Legal Proceedings
See “Item 4. Information on the Company — B. Business Overview — Legal Matters and Administrative Proceedings.”
Dividend Policy
See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Dividend policy.”
B. Significant changes
Designation of the Grupo Telereunión companies as Guarantors.
On December 2008, the companies of Grupo Telereunión (Telereunion, S.A. de C.V., Telscape de Mexico, S.A. de C.V. and Sierra USA Communications, Inc.) were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.
Formation of our Board of Directors and Audit and Corporate Practices Committee.
On December 5, 2008, through a general shareholders meeting, the shareholders of Maxcom elected the Board of Directors and the Audit Committee of the Company. Mr. Eduardo Vazquez was designated as Chairman and Mr. Adrian Aguirre as Vicechairman of the Board of Directors.

New appointment of our Chief Executive Officer.
On October 23, 2008, the Board of Directors appointed Mr. Eduardo Vazquez as the new Chief Executive Officer and General Director of Maxcom replacing Mr. Rene Sagastuy.
Engagement of the new Independent Auditor.
In July, 2008, our Board of Directors, as per recommendation of its Audit Committee, Maxcom approved the selection of KPMG Cárdenas Dosal, S.C. (“KPMG”) as the company’s independent auditor, replacing PricewaterhouseCoopers, S.C., effective July 1, 2008.
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
We issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we currently intend to use for capital expenditures to further expand our network. However, we currently have no commitments or agreements to use the net proceeds of the offering for capital expenditures, and we may use net proceeds of the offering for general corporate purposes, including repayment of debt, investment in our subsidiaries, working capital, repurchases of stock or the financing of possible acquisitions or business opportunities. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for other purposes.
Capital Stock Increase and Acquisition of Grupo Telereunión
On July 21, 2006, we reached an agreement with certain members of the Vázquez family, whom we refer to as the Grupo VAC Investors, to acquire Telereunión, S.A. de C.V., or Telereunión, Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc., which together we refer to as Grupo Telereunión. The purchase price for Grupo Telereunión was U.S.$8.5 million, which was paid with the issuance of 21,579,658 of our common shares to the Grupo VAC Investors. As part of this transaction, the Grupo VAC Investors subscribed for an additional 57,233,845 of our common shares for a purchase price of U.S.$22.7 million, which was paid in cash. As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our then-outstanding equity securities. The proceeds from the sale of our common shares and the acquired Grupo Telereunión network enabled us to continue the expansion of our product offerings into areas we currently serve as well as new areas previously unserved by our network.
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

In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2008 and 2007 was Ps. 5.1 million and Ps.37.1 million, respectively. See “Item 10. — Additional Information — Description of Capital Stock” for a further description of our outstanding capital stock.
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
The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

	Mexican Stock Exchange				New York Stock Exchange
	(Mexican pesos per CPO)				(U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2009 (through June 23, 2009)	Ps.	8.35	Ps.	4.20	$4.26	$1.70
2008		23.70		5.29	16.03	2.16
2007 (beginning October 19, 2007)		31.00		19.00	19.98	12.17
Quarterly Highs and Lows 2009:
First Quarter	Ps.	8.35	Ps.	4.20	$4.26	$1.86
Second Quarter (through June 23, 2009)		6.90		4.51	3.50	1.70
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter		23.70		16.10	16.03	9.44
Third Quarter		18.91		11.00	12.75	7.01
Fourth Quarter		12.86		5.29	8.00	2.16
2007:
Fourth Quarter (beginning October 19, 2007)	Ps.	31.00	Ps.	19.00	$19.98	$12.17
Monthly 2009:
January	Ps.	8.35	Ps.	6.20	$4.26	$3.03
February		7.50		5.80	3.43	2.74
March		6.19		4.20	2.90	1.86
April		6.50		4.55	3.06	2.13
May		6.90		4.51	3.50	1.70
June (through June 23, 2009)		6.53		5.30	3.45	2.70
2008:
January	Ps.	19.94	Ps.	16.50	$12.90	$9.89
February		20.39		18.53	13.25	11.76
March		19.28		17.29	12.52	11.02
April		19.20		16.38	12.53	9.44
May		21.80		16.10	14.66	10.61
June		23.70		17.51	16.03	11.79
July		18.91		14.10	12.75	9.73
August		14.54		11.05	10.02	7.60
September		14.39		11.00	9.56	7.01
October		12.86		5.80	8.00	2.52
November		8.90		5.29	5.03	2.16
December		9.00		7.16	4.66	3.55
2007:
October (beginning October 19, 2007)	Ps.	31.00	Ps.	26.60	$19.98	$17.01
November		27.70		22.67	18.80	14.35
December		26.32		19.00	17.83	12.17

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
Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement even by mutual agreement is not permitted without approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) or CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, Institución para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.
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
The following table sets forth our capital structure as of December 31, 2008:

		% of Total
	Number	Capital
Class of Shares	of Shares	Structure
Series A common stock	789,818,829	100%
Total	789,818,829	100%
We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of December 31, 2008, we have issued neutral investment shares representing approximately 92.92% of our total capital stock. Our Series A common stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock.

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
Redemption
In accordance with our bylaws, shares representing our capital stock are subject to redemption in connection with either a reduction of capital stock or redemption with distributable profits, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made pro rata among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders’ meeting, but in no case the redemption price shall be less than the book value of such shares as determined pursuant to our latest balance sheet approved at a general ordinary shareholders’ meeting. In the case of redemption with retained earnings, such redemption shall be conducted by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our bylaws, or pro rata among the shareholders.
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
Purchase of Shares by Us
We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders meeting. We are not required to create a special reserve for the repurchase of shares and we are not required to obtain the approval of our board of directors to effect share repurchases. However, the maximum amount that may be applied for share repurchases must be approved by our shareholders and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Any share repurchases must be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV). If we intend to repurchase shares representing more than 1% of our outstanding share capital at a single trading session, we will be required to inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding share capital during a period of twenty trading days, we will be required to conduct a public tender offer for such shares.
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
Non-Mexican holders of CPOs will be entitled to instruct the CPO trustee (or in the case of a holder of ADSs, instruct the ADS depositary to instruct the CPO trustee) to exercise the voting rights in respect of the shares of Series A common stock underlying such CPOs only on the following matters: a change in our jurisdiction of incorporation, a transformation of our corporate form, our dissolution or liquidation, a merger to which we are a party, if we will not be the surviving company, a delisting of our shares (including the CPOs) from any stock exchange or an amendment to our bylaws that may adversely affect the rights of the minority shareholders. In such cases, the CPO trustee will vote the shares of Series A common stock underlying CPOs held (directly or through ADSs) by non-Mexicans for which it received timely and proper voting instructions as instructed by the applicable non-Mexican holder. Additionally, for each 10% block of our Series A common stock underlying CPOs held, a non-Mexican holder can instruct the CPO trustee to exercise a right to appoint one director, provided that the election of a majority of our directors was approved by Mexican investors. To the extent non-Mexican holders of CPOs fail to instruct the CPO trustee how to vote shares of Series A common stock underlying their CPOs, the CPO trustee will vote shares for which it did not receive timely and proper instruction in the same manner as the majority of the other shares are voted at the meeting. Under no circumstances are the non-Mexican holders of CPOs (directly or through ADSs) entitled to vote the underlying shares of Series A common stock directly or obtain a proxy to vote such shares.

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
Except as described below, holders of CPOs may not withdraw the shares of Series A common stock underlying the CPOs, and holders of ADSs may not withdraw the shares of Series A common stock underlying the CPOs underlying the ADSs, until the CPO trust is terminated. However, upon termination of the CPO trust, non- Mexican holders of CPOs must cause the shares of Series A common stock underlying the CPOs to be sold, create a new trust similar to the current CPO trust to deposit the shares of Series A common stock underlying the CPOs or extend the CPO trust, as a means to comply with our bylaws and Mexican foreign ownership laws. The holders of CPOs may withdraw the underlying shares of Series A common stock at any time if our bylaws do not prohibit such withdrawal, we consent to such withdrawal and the provisions regarding foreign investment ownership and voting, as stipulated by the Mexican Foreign Investment Law, are not breached by such withdrawal.
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

Reclassifications, Recapitalizations and Mergers
If we:
•	Change the nominal or par value of the CPOs;
•	Reclassify, split or consolidate any of the deposited securities;
•	Distribute securities on the CPOs that are not distributed to ADS holders;
•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
Then,
•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
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
Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2008.
Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up), only after such allocation to the legal reserve fund if the dividend is paid out of retained earnings and only if shareholders have approved the payment of the dividend. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under MFRS. Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Maxcom. We are also required to allocate earnings to our legal reserve fund prior to distributing any dividend payments to our shareholders.
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

As of December 31, 2008, we had accumulated approximately Ps.0 million of distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.
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
C. Material contracts
Sale of the Telereunión Concession
On March 13, 2006 we announced the acquisition of Grupo Telereunión, adding a broader national footprint by adding 480 kms of fiber optic rings, 4,300 kms of national backbone with a border crossing into McAllen, and 680 kms of fiber optic infrastructure in the Gulf region.
Given that the license granted to Telereunión to operate as a long distance carrier and value-added service provider in 1998, duplicates the authorized services in the concession granted to Maxcom in 1996, Maxcom decided to sell Telereunion’s concession by ceding its rights and obligations to Qualtel, S.A. de C.V., in exchange of USD$2 million. The operation was authorized by the SCT and was closed on 2008.
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

Grupo VAC Investors Agreements
On July 20, 2006, we executed agreements with certain entities controlled by the Grupo VAC Investors to acquire Grupo Telereunión. As part of this transaction, the Grupo VAC Investors subscribed to a U.S.$31.2 million increase in Maxcom’s capital stock, equivalent to 16.34% of Maxcom’s then-current total shares. Maxcom received U.S.$22.7 million in cash and 100% of the outstanding shares of Grupo Telerunión with a fair value of U.S.$8.5 million as a result of this stock subscription.
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
Senior Notes due 2014
On December 13, 2006, Maxcom completed a private placement of U.S.$150 million aggregate principal amount of senior notes due 2014. On each of January 5, 2007 and September 5, 2007, Maxcom completed a supplemental private placement of U.S.$25 million aggregate principal amount of senior notes due 2014.. The notes accrue interest at 11% per annum payable semi-annually in June and December of each year and mature on December 15, 2014. The senior notes due 2014 are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee. The indenture governing our senior notes due 2014 contains certain covenants that among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 28, 2007 the senior notes due 2014 were exchanged for substantially identical securities that have been registered under the U.S. Securities Act of 1933. The terms of the new senior notes due 2014 issued in the exchange offer were substantially identical to the outstanding senior notes due 2014, except that the transfer restrictions and registration rights relating to the outstanding senior notes due 2014 do not apply to the new senior notes.
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
The following is a general discussion of certain material United States federal income tax considerations to holders of our CPOs and ADSs and our senior notes due 2014. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior notes, CPOs or ADSs as part of a “straddle,” a “hedge,” a “conversion transaction,” or an “integrated transaction,” persons to whom the “constructive sale” or “constructive ownership” rules apply, persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, CPOs or ADSs constituting 10% or more of our voting power, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own CPOs, ADSs or senior notes exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS will agree with the views expressed in this discussion or that a court will not sustain any challenge by the IRS in the event of litigation.
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
U.S. Tax Characterization of the Senior Notes
We believe that the senior notes should be treated as debt for U.S. federal income tax purposes, and the following discussion assumes such treatment. However, no assurance can be given that the IRS will not assert that the senior notes should be treated as equity for U.S. federal income tax purposes. If the senior notes were treated as equity for U.S. federal income tax purposes, the timing, amount and character of income, gain and loss recognized by you could be different.
In addition, under certain circumstances we may be obligated to make payments of amounts in excess of stated interest or principal on the senior notes that differ from the payments that were expected to be made as of the date that such senior notes were issued. The fact that we may be obligated to make such payments under certain circumstances may implicate provisions of the Treasury Regulations that relate to “contingent payment debt instruments.” According to the Treasury Regulations, the possibility of such payments in excess of stated interest or principal does not cause the senior notes to be considered contingent payment debt instruments if, as of the date the earlier senior notes that were exchanged for the current senior notes pursuant to the exchange offer completed on January 7, 2008 were issued, the likelihood that payments on the senior notes would differ from the payments that were expected to be made was “remote” or if any such difference would be “incidental,” as those terms are used in the Treasury Regulations. As of January 7, 2008, we believed that the likelihood that we would be obligated to make any payments that differ from the payments expected to be made as of such date was remote. Therefore, we are not treating, and do not intend to treat, the senior notes as contingent payment debt instruments. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination successfully, the timing, amount and character of income, gain and loss recognized by you could be different.
The remainder of this discussion assumes that the senior notes will neither be treated as equity nor as contingent payment debt instruments.
U.S. Holders of Senior Notes
Payments of Interest
The senior notes were not issued with original issue discount. Accordingly, subject to the discussion of “Acquisition Premium” below, a U.S. Holder of senior notes will be taxed on the stated interest on such senior notes at ordinary income rates at the time at which such interest accrues or is received in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. As discussed in more detail below, any Mexican tax withheld from a payment to a U.S. Holder under the Mexican withholding tax rules and paid over to the Mexican government will be treated as if the U.S. Holder received the amount withheld and paid such amount to the Mexican government itself, and the U.S. Holder will be required to include the amount withheld in such U.S. Holder’s taxable income in the same manner as payments the U.S. Holder receives on the senior notes. Any income that the U.S. Holder recognizes from a payment on a senior note will be treated as foreign-source income.
Sale or Other Taxable Disposition of the Senior Notes
If a U.S. Holder sells or otherwise disposes of senior notes, the U.S. Holder will recognize capital gain or loss equal to the difference between such U.S. Holder’s adjusted tax basis in the senior notes and the amount of cash plus the fair market value of any property that the U.S. Holder receives in exchange for the senior notes. This capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the senior notes is more than one year at the time of the sale or other taxable disposition and short-term capital gain or loss if the U.S. Holder’s holding period in the senior notes is not more than one year at the time of the sale or other taxable disposition. For this purpose, a U.S. Holder’s holding period in a senior note will include the U.S. Holder’s holding period in a corresponding senior note that the U.S. Holder exchanged for the relevant senior note in the exchange offer completed on January 7, 2008. Your ability to use any capital loss to offset other income or gain is subject to certain limitations. Gain or loss you recognize in connection with a sale or other taxable disposition of the senior notes will generally be treated as U.S.-source gain or loss. A U.S. Holder that sells a senior note between interest payment dates will be required to treat as ordinary interest income an amount equal to the interest that accrues through the date of sale and has not been previously included in income.

Acquisition Premium
If you acquired senior notes (or, if applicable, senior notes that you exchanged for the relevant senior notes in the exchange offer completed on January 7, 2008) for an amount greater than such notes’ stated principal amount, you may elect to amortize the premium using the constant yield method over the period from your acquisition date until the notes’ stated maturity. The amount amortized in any year will be treated as a reduction of your interest income from the notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held during or after the taxable year in which the election is made and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the notes to the extent that any amortizable bond premium is applied to offset your interest income on the notes. If you do not make this election, the premium on your notes will not offset your interest income on the notes, and instead the premium on your notes will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the notes.
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
The availability of foreign tax credits is subject to certain conditions and limitations (including minimum holding period requirements), and the rules governing foreign tax credits are very complex. Subject to such conditions and limitations and a U.S. Holder’s particular tax circumstances, foreign tax withheld on passive income from foreign sources (including Mexican tax withheld from payments on the senior notes) can be credited against your U.S. federal income tax liability that is attributable to passive income from foreign sources (including income from interest payments on the senior notes), but not against your U.S. federal income tax liability that is attributable to non-passive income from foreign sources or attributable to passive or non-passive income from U.S. sources. A noteholder may be required to provide the IRS with a certified copy of the receipt evidencing payment of the Mexican withholding tax imposed in respect of payments on the senior notes in order to claim a foreign tax credit in respect of such Mexican withholding tax.

As discussed above, the rules governing foreign tax credits are very complex. In addition, the Obama administration recently proposed several significant changes to the foreign tax credit rules, which if enacted could change the consequences discussed above. You should consult your tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.
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
In addition, the Obama administration recently proposed several significant changes to the withholding rules intended to preventing avoidance of U.S. taxation through use of non-U.S. accounts, which if enacted could change the consequences discussed above. You should consult your tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.
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
In addition, the Obama administration recently proposed several significant changes to the withholding rules intended to preventing avoidance of U.S. taxation through use of non-U.S. accounts, which if enacted could change the consequences discussed above. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.
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

The discussion below assumes that the representations contained in the CPO trust agreement and the ADS deposit agreement are true and that the obligations in the CPO trust agreement, the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. Otherwise, a holder’s ability to credit any foreign taxes withheld with respect to CPOs or ADSs against its U.S. federal income tax liability, as well as a U.S. Holder’s ability to claim the reduced tax rate for dividends (as described below) could be affected.
U.S. Holders of CPOs or ADSs
Taxation of Dividends and Other Distributions.
Subject to the “passive foreign investment company” and “controlled foreign corporation” rules discussed below, distributions of cash or property with respect to the CPOs or ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which will be includible in your income on the day on which the dividends are received by the CPO trustee (whether the U.S. Holder holds the CPOs directly or by way of an ADS) and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in the CPOs or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its CPOs or ADSs, such excess will constitute capital gain from the sale or other disposition of the CPOs or ADSs and taxed as described below. Dividends on the CPOs or ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.
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
Dividends received by individuals or other non-corporate taxpayers from U.S. and certain foreign corporations for years 2003 through 2010 are subject to U.S. federal income tax at the long-term capital gains rate (whereas under current law, such dividends received for years after 2010 are subject to U.S. federal income tax at ordinary income rates). Recipients of dividends from foreign corporations will benefit from these reduced rates if the dividends are received from certain “qualified foreign corporations.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S. The ADSs should be considered to be readily tradable on an established securities market in the U.S. so long as they remain listed on the New York Stock Exchange. However, while not completely clear from doubt, we believe that the CPOs will not be treated as readily tradable on an established securities market in the U.S. Nevertheless, the Secretary of the Treasury has indicated that the U.S.- Mexico Tax Treaty would qualify under the qualified dividend rules, and we expect the Company will qualify for the benefits of such treaty. You should consult your tax advisors concerning the availability of the lower rate for dividends paid with respect to the CPOs and ADSs.
In addition, the Obama administration recently proposed several significant changes to the foreign tax credit rules and also proposed to extend the period for which certain dividends are subject to U.S. federal income tax at the long-term capital gains rate, which if enacted could change the consequences discussed above. You should consult your tax advisors concerning the taxation of dividends and concerning the availability of foreign tax credits with respect to any Mexican tax imposed with respect to distributions of cash or property with respect to the CPOs or ADSs.

Sale or Other Disposition of the CPOs or ADSs.
Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, upon the sale or other disposition of the CPOs or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s tax basis in such CPOs or ADSs. Gain or loss recognized by a U.S. Holder on such sale or other disposition will be long-term capital gain or loss if, at the time of the sale or other disposition, the CPOs or ADSs have been held for more than one year. Your ability to use any capital loss to offset other income or gain is subject to certain limitations. Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.
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
Passive Foreign Investment Company Considerations
The Company does not expect to be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes. However, as described below, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, no assurance can be provided that the Company will not be considered a PFIC for any taxable year. In addition, the Company’s PFIC status for any particular taxable year is not determinable until the close of that taxable year and is an inherently factual determination. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder holds CPOs or ADSs, certain adverse consequences could apply to the U.S. Holder.
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

If the Company is a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of the Company’s income on a current basis, provided that the Company furnishes such U.S. Holder annually with certain tax information. In order to avoid taxation under the rules described above, a U.S. Holder must generally make a “qualified electing fund” election for the first taxable year during which the U.S. Holder owns stock of the Company and in which the Company is a PFIC. If the Company concludes that it should be treated as a PFIC for any taxable year, the Company intends to notify each U.S. Holder of such fact. However, there can be no guarantee that the Company will be willing or able to provide the information needed by any U.S. Holder to make a “qualified electing fund” election with respect the CPOs or ADSs. If a U.S. Holder makes a “qualified electing fund” election, such U.S. Holder will be taxable currently on its pro rata share of the Company’s ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which the Company is treated as a PFIC, regardless of whether such U.S. Holder receives distributions, so the U.S. Holder may recognize taxable income without the corresponding receipt of cash from the Company with which to pay the resulting tax obligation. The basis in the CPOs or ADSs held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in the CPOs or ADSs, and will not be taxed again as distributions to the U.S. Holder.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. In order to elect out of the tax treatment discussed above, a U.S. Holder must generally make a mark-to-market election for the first taxable year during which the U.S. Holder owns stock of the Company and in which the Company is a PFIC. If you make a valid mark-to-market election for the CPOs or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the CPOs or ADSs as of the close of your taxable year over your adjusted basis in such CPOs or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the CPOs or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the CPOs or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election and gain on the actual sale or other disposition of the CPOs or ADSs are treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss on the CPOs or ADSs, as well as to any loss realized on the actual sale or disposition of the CPOs or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such CPOs or ADSs. Your basis in the CPOs or ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate on dividends discussed above would not apply.
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
If you hold CPOs or ADSs in any year in which we are a PFIC, you will be subject to special reporting requirements with respect to distributions received on the CPOs or ADSs and any gain realized on the disposition of the CPOs or ADSs.
You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in CPOs or ADSs.
Controlled Foreign Corporation Considerations
If more than 50% of the voting power of all classes of the Company’s capital stock or the total value of the Company’s capital stock is owned, directly or indirectly, by “U.S. shareholders,” the Company may be treated as a “controlled foreign corporation,” or a “CFC,” under Subpart F of the Code. For this purpose, the term “U.S. shareholder” has a special meaning and means citizens or residents of the U.S., U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of the Company’s capital stock. The U.S. taxes a “U.S. shareholder” of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such “U.S. shareholder” is generally treated as having received a current distribution out of the CFC’s Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a “U.S. shareholder” of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to “U.S. shareholders” of the CFC.

You should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.
U.S. Information Reporting and Backup Withholding.
Dividend payments with respect to CPOs or ADSs and proceeds from the sale, exchange or redemption of CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
In addition, the Obama administration recently proposed several significant changes to the withholding rules intended to preventing avoidance of U.S. taxation through use of non-U.S. accounts, which if enacted could change the consequences discussed above. You should consult your tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.
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
U.S. Information Reporting and Backup Withholding.
Dividend payments with respect to CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a rate of 28%) if such dividend payments are treated as made within the U.S. Proceeds from the sale, exchange or redemption of CPOs or ADSs may also be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a rate of 28%) if a Non-U.S. Holder holds or sells the CPOs or ADSs through a U.S., or U.S.-related, broker or financial institution, or through the U.S. office of a non-U.S. broker or financial institution. Backup withholding will not apply, however, to a non-U.S. Holder that establishes an exemption from information reporting and backup withholding by certifying such holder’s foreign status on an appropriate IRS Form W-8.
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
In addition, the Obama administration recently proposed several significant changes to the withholding rules intended to preventing avoidance of U.S. taxation through use of non-U.S. accounts, which if enacted could change the consequences discussed above. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

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
This summary is based on the aforementioned laws in effect on January 1, 2009, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.
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
United States of America/Mexico and Other Tax Treaties
Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related Protocol thereto, and a second Protocol effective July 22, 2003, which we refer to collectively as the Tax Treaty, that may affect the taxation of certain Foreign Holders that are United States of America holders of the senior notes, CPOs or ADSs, are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 37 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 24 countries, including Canada, Italy, The Netherlands and Japan, among others.

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
To date, we have complied with the requirements set forth above and we expect to continue filing the periodic information to the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) and therefore, we expect to continue to withhold Mexican tax from interest payments on the senior notes at the Reduced Rate.
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
During fiscal year 2008, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2009, such treaties are not expected to have any material effect on the Mexican tax consequences described.

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
Mexican Tax Consequences to Foreign Holders of the CPOs and ADSs
Taxation of Dividends and Other Distributions
Under provisions of the Mexican Income Tax Law, dividends paid to Foreign Holders with respect to our CPOs and ADSs are currently not subject to any Mexican withholding.
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
Sale or Disposition of CPOs or ADSs
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
Under the Mexican Income Tax Law currently in force, any person or group of persons that, directly or indirectly, hold 10% or more of our outstanding CPOs or ADSs, shall be obligated to pay Mexican income taxes in respect of a sale of our CPOs or ADSs, even if the sale is carried out through the Mexican Stock Exchange or any other exchange or securities markets, if the sale comprises a block equal to or exceeding 10% of our outstanding CPOs or ADSs, in a single transaction or a series of transactions, during any 24 month period.

Other Taxes
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
Quantitative and Qualitative Disclosures About Market Risk
Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2008 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. During 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of the senior notes due 2014, for the payments during the period from June 2008 to December 2010.
Interest Rate Risk
At December 31, 2008, the senior notes due 2014 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.

Foreign Exchange Risk
Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2008 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S.$150 million dollar denominated interest coupons to be paid during the period from June 2008 to December 2010 with respect to our senior notes due 2014.
The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2008, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.7.8 million over a one-year period.
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
We issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in the initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources which we intended to use for capital expenditures to further expand our network. The funds obtained from the initial public offering were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2009.

ITEM 15T . CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and information is accumulated and communicated to management including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.
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
Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2008 was effective.
This annual report includes an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.
(c) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
On October 23, 2008, the Board of Directors appointed Mr. Eduardo Vazquez as the new Chief Executive Officer and General Director of Maxcom in replacing Mr. Rene Sagastuy.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Marco Provencio Muñoz is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. Provencio is a shareholder and independent director of the board. Mr. Provencio is also “independent” in accordance with the NYSE listing standards and applicable SEC rules.

ITEM 16B. CODE OF ETHICS
As of March 2006, we adopted a code of ethics in compliance of the requirements of the Securities and Exchange Commission that applies to our principal executive officer, principal financial officer, principal accounting officer and other corporate and divisional employees. For further information see Exhibit 11.1.
We will provide a complimentary copy of Maxcom’s code of ethics upon request. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Director, Investor Relations. Telephone requests may be directed to 011-52-55-4770-1170.
If we grant any amendment or waiver of such provisions, we will disclose such waiver on our website, www.maxcom.com, within five business days of any such amendment or waiver.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees paid to PricewaterhouseCoopers, S.C. for the fiscal years ended December 31, 2008 and 2007.

	Year Ended December 31
	2008		2007
	(In millions)
Audit Fees(1)	Ps.	0.0	Ps.	8.1
Audit-Related Fees(2)		0.6		1.1
Tax Fees (3)		0.0		0.4
All Other Fees	Ps.	0.0	Ps.	0.0
The following table sets forth the fees paid to KPMG Cárdenas Dosal, S.C. for the fiscal year ended December 31, 2008.

	Year Ended
	December 31
	2008
	(In millions)
Audit Fees(1)	Ps.	5.2
Audit-Related Fees(2)		0.0
Tax Fees (3)		0.0
All Other Fees(4)	Ps.	0.2

(1)
Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory, annual reporting audit requirements and internal control over financial reporting.

(2)	Audit-Related Fees are fees that support the auditing and reporting process, but are not directly related to it.

(3)	Tax Fees include fees associated with preparation of tax filings and fees for assistance with tax planning and tax compliance matters.

(4)	Other Fees includes fees for advisory and training services.
We have introduced procedures for the review and pre-approval of any services performed by KPMG Cárdenas Dosal, S.C. The procedures require that all proposed engagements of KPMG Cárdenas Dosal, S.C. for audit and permitted non-audit services are submitted to our Audit Committee for approval prior to the beginning of any such services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders’ approved the repurchase of shares in an amount not to exceed Ps.36.2 million (US$2.7 million) for 2008. The share repurchase program approved on March 24, 2008 is the only share repurchase program in effect.
During the fiscal year ended December 31, 2008 we purchased a total amount 6,610,000 CPOs in the BMV, through the Company ´s stock repurchase program. The detail of the purchases is as follows:

						Approximate value of
					Total number of CPOs	CPOs that may yet be
		Total number of	Average price paid		purchased for the repurchase	purchased under the
Period	Dates	CPOs purchased	per CPO (1)		program	repurchase program (2)
2008:
January	—	—		—	—		—
February	—	—		—	—		—
March	—	—		—	—	Ps.	36.2
April	From April 15 to
	April 29, 2008	1,841,900	Ps.	17.7094	1,841,900	Ps.	29.2
May	From May 5 to May
	30, 2008	2,198,800	Ps.	18.3854	2,198,800	Ps.	24.5
June	From June 3 to June
	30, 2008	702,800	Ps.	19.4713	702,800	Ps.	22.2
July	From July 2 to July
	31, 2008	387,100	Ps.	16.8034	387,100	Ps.	18.1
August	From August 1 to
	August 28, 2008	580,800	Ps.	12.9328	580,800	Ps.	11.1
September	From September 9 to
	September 29, 2008	272,800	Ps.	12.4724	272,800	Ps.	10.9
October	From October 1 to
	October 27, 2008	388,800	Ps.	9.8259	388,800	Ps.	9.1
November	From November 4 to
	November 21, 2008	89,900	Ps.	7.0312	89,900	Ps.	8.5
December	From December 1 to
	December 31, 2008	147,100	Ps.	7.8380	147,100	Ps.	8.5
2009:
January	From January 7 to
	January 29, 2009	196,200	Ps.	7.0726	196,200	Ps.	7.8

(1)	Average price paid is presented in nominal pesos.

(2)	Approximate value of CPOs that may yet be purchased under the repurchase program is presented in millions of nominal pesos.
Since January 2009 the Company has not made any further purchase of CPOs or ADSs. Historically the repurchase program has only traded CPOs. The repurchase program does not have a set date for expiration, but it is limited to the to Ps.36,2 million (US$2.7 million) approved by the shareholders.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, or the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
Nominating Committee. We currently do not have, and are not required to have, a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function. We have an audit and corporate practices committee which performs corporate governance functions.

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

Corporate Governance Guidelines. Listed companies are required to adopt and maintain corporate governance guidelines, addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the board. §303A.09
Corporate Governance Guidelines We operate under corporate governance principles that we believe are consistent with the principles of Rule 303A.09, and which are described in the Company’s website under “Corporate Governance”.

Code of Business Conduct and Ethics. A code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10
Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We also will post all waivers therefrom by any of our directors or executive officers on our website. We will provide a complimentary copy of our code of ethics upon request.

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
ITEM 18. FINANCIAL STATEMENTS

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated financial statements
December 31, 2008, 2007 and 2006

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2007
(Thousands of Mexican Pesos — Note 5)

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$1,591,405	2,539,535

Accounts receivable:
Customers, net of allowance for doubtful accounts of $161,936 and $107,652 for 2008 and 2007, respectively	716,203	517,254
Value added tax recoverable	164,448	198,583
Other accounts receivable	77,650	54,676

	958,301	770,513

Inventory — Net	40,876	33,249
Prepaid expenses — Net	30,778	40,341

Total current assets	2,621,360	3,383,638

Long lived assets:
Telephone network systems and equipment — Net (Note 7)	4,684,413	4,188,946
Intangible assets — Net (Note 8)	209,683	208,802
Preoperating expenses — Net	50,863	77,902
Frequency rights — Net (Note 9)	66,716	80,930

Other assets:
Intangible asset derived from employee benefits (Notes 6b. and 14)	—	17,650
Deferred income taxes — Net (Note 19)	148,114	—
Prepaid expenses — Net	15,381	21,289
Guaranty deposits	8,315	6,943
Derivative financial instruments (Notes 5o. and 13)	105,270	13,475
Other assets	6,357	14,525

Total assets	$7,916,472	8,014,100

Liabilities and Shareholders’ Equity

Current liabilities:
Trade accounts payable	$469,328	489,486
Accruals	45,505	24,109
Current installments of obligations under capital leases	4,354	8,087
Customer deposits	2,518	2,801
Other taxes payable	61,048	67,182
Accrued interests (Note 11)	13,920	11,172

Total current liabilities	596,673	602,837

Long-term liabilities :
Senior notes (Note 11)	2,707,660	2,173,240
Obligation under capital leases, excluding current installments	—	4,686
Other accounts payable	80,872	78,174
Derivative financial instruments (Notes 5o. and 13)	8,472	—
Deferred income taxes — Net (Note 19)	—	97,742
Labor obligations upon retirement (Note 14)	21,626	26,582

Total long-term liabilities	2,818,630	2,380,424

Total liabilities	3,415,303	2,983,261

Shareholders’ equity (Notes 15 and 16)
Capital stock	5,410,244	5,410,251
Additional paid-in capital	816,443	888,056
Deficit	(1,705,231)	(1,267,468)
Repurchase of shares	(20,287)	—

Total shareholders’ equity	4,501,169	5,030,839

Commitments and contingencies (Note 20)

Total liabilities and shareholders’ equity	$7,916,472	8,014,100

The accompanying 21 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on June 25, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(Thousands of Mexican Pesos, except share data — Note 5)

	2008	2007	2006

Net revenues (Note 17)	$2,683,229	2,345,719	1,741,692

Operating costs and expenses:
Network operating costs	(1,120,167)	(976,979)	(676,977)
Selling, general and administrative expenses (Note 6)	(819,642)	(722,618)	(607,505)
Depreciation and amortization	(551,889)	(370,227)	(300,468)

Total operating costs and expenses	(2,491,698)	(2,069,824)	(1,584,950)

Operating income	191,531	275,895	156,742

Other expenses:
Other expenses	(12,616)	(12,819)	(18,777)
Restructuring charges (Notes 5n and 14)	(49,491)	—	—
Impairment of long-lived assets (Notes 5(h), 5(i), 7, 8 and 9)	(532,315)	—	—
Employees’ statutory profit sharing (Notes 6 and 19)	(1,173)	(3,257)	—

Other expenses, net	(595,595)	(16,076)	(18,777)

Comprehensive financing cost — Net (Note 18)	(267,393)	(126,641)	(107,182)

(Loss) income before income taxes	(671,457)	133,178	30,783

Income taxes (Note 19):
Current tax expense	(12,162)	(50,700)	—
Deferred tax benefit (expense)	245,856	(46,282)	(60,050)

Total income tax benefit (expense)	233,694	(96,982)	(60,050)

Net (loss) income for the year	$(437,763)	36,196	(29,267)

(Loss) earnings per share (Note 5t):

Basic (loss) earnings per common share (pesos)	$(0.55)	0.06	(0.07)

Diluted (loss) earnings per common share (pesos)	$(0.53)	0.06	(0.06)

Weighted average basic shares (thousands)	789,819	560,176	442,928

Weighted average diluted shares (thousands)	829,337	606,144	467,628
The accompanying 21 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on June 25, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican Pesos — Note 5)

		Additional	Retained		Total
	Capital	paid-in	earnings	Repurchase	stockholders’
	stock	capital	(deficit)	of shares	equity

Balances as of December 31, 2005	$2,963,206	237,114	(1,274,397)	—	1,925,923

Increase in capital stock (Note 15)	364,276	—	—	—	364,276

Stock options plans (Note 16)	—	15,982	—	—	15,982

Comprehensive net loss	—	—	(29,267)	—	(29,267)

Balances as of December 31, 2006	3,327,482	253,096	(1,303,664)	—	2,276,914

Increase in capital stock (Note 15)	2,082,769	597,836	—	—	2,680,605

Stock options plans (Note 16)	—	37,124	—	—	37,124

Comprehensive net income	—	—	36,196	—	36,196

Balances as of December 31, 2007	5,410,251	888,056	(1,267,468)	—	5,030,839

Decrease in capital stock (Note 15)	(7)	—	—	—	(7)

Stock options plans (Notes 15 and 16)	—	(71,613)	—	—	(71,613)

Repurchase of shares (Note 15)	—	—	—	(20,287)	(20,287)

Comprehensive net loss	—	—	(437,763)	—	(437,763)

Balances as of December 31, 2008	$5,410,244	816,443	(1,705,231)	(20,287)	4,501,169

The accompanying 21 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on June 25, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Year ended December 31, 2008
(Thousands of Mexican Pesos — Note 5)

2008

Cash flows from operating activities:
Loss before taxes	$(671,457)
Items related to investing activities:
Depreciation and amortization	551,889
Impairment of long lived assets	532,315
Loss on sale of telephone network systems and equipment	82,496
Items related to financing activities:
Financial instruments	(83,323)
Interest expense	217,210

Subtotal	629,130

Customer accounts receivable	(198,949)
Recoverable value added tax	34,135
Other accounts receivable	(22,974)
Inventory	(7,627)
Prepaid expenses	9,563
Trade accounts payable, provisions and other acumulated liabilities	1,238
Income taxes paid	(7,320)
Customer deposits	(283)
Other liabilities and taxes payable	(3,436)
Changes in employees benfits and provisions	12,694

Net cash provided by operating activities	446,171

Cash flows from investing activities:
Capital expenditures (including interest capitalized in the amount of $62,029 in 2008)	(1,631,001)
Proceeds from sale of telephone network systems and equipment	4,364
Increase in other non-current assets	12,704

Net cash used in investing activities	(1,613,933)

Cash flows from financing activities:
Bonds payable	534,420
Decrease in capital stock	(7)
Stock options plans	(71,613)
Interest paid	(214,462)
Capital lease, payment of credits	(8,419)
Repurchase of shares	(20,287)

Net cash provided by financing activities	219,632

Net decrease in cash and equivalents	(948,130)

Cash and cash equivalents:
At beginning of year	2,539,535

At end of year	$1,591,405

The accompanying 21 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on June 25, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statement of Changes in Financial Position
Years Ended December 31, 2007 and 2006
(Thousands of Mexican Pesos — Note 5)

	2007	2006

Operating activities:

Net income (loss)	$36,196	(29,267)

Add charges (deduct credits) to operations not requiring (providing) funds:
Depreciation and amortization	370,227	300,468
Deferred income taxes	46,282	60,050
Stock options plan	37,124	15,982
Accelerated amortization of debt	—	17,671
Employee benefits	5,752	4,642

Net financing from (investing in) operating accounts:
Accounts receivable	(285,004)	(251,021)
Inventories	2,540	(19,160)
Prepaid expenses	4,109	18,414
Restricted cash and other current assets and liabilities	85,932	(29,881)

Resources provided by operating activities	303,158	87,898

Financing activities:
Capital stock increases	2,643,369	364,276
Proceeds from loans and bonds payable, net of payments and capitalizations	126,160	1,092,993
Derivative financial instruments	(24,036)	(5,217)

Resources provided by financing activities	2,745,493	1,452,052

Investing activities:
Telephone network systems and equipment, net of dispositions	(1,160,359)	(1,130,118)
Acquisition of subsidiaries	(33,576)	(101,173)
Intangible assets	(54,472)	190,425
Other assets	—	(1,011)

Resources used in investing activities	(1,248,407)	(1,041,877)

Increase of cash and cash equivalents	1,800,244	498,073

Cash and cash equivalents:
At beginning of year	739,291	241,218

At end of year	$2,539,535	739,291

The accompanying 21 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on June 25, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 1 — ENTITY, INCORPORATION AND CHANGE OF INCORPORATION STRUCTURE:
Maxcom Telecomunicaciones, S. A.B. de C. V. (“Maxcom” or the “Company”), is a Mexican company incorporated on February 28, 1996. Its main corporate purpose is the construction and operation of a telephone network, voice over IP, local, national and international long-distance telephony services, public telephony, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephony services as a virtual mobile network operator. The Company began its commercial operations in May 1999.
Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S.A.B. de C. V.”). Now, the Company is subject not only to the applicable provisions of the Business Corporations Law but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission (“NBSC”, “Comisión Nacional Bancaria y de Valores” or “CNBV”) and the Securities Exchange Commission (“SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act and ancillary regulations.
NOTE 2 — CONCESSIONS, FREQUENCY RIGHTS AND INTERCONNECTION AGREEMENTS:
Concessions:
On February 3, 1997, the Mexican Ministry of Communications and Transportation (“Secretaría de Comunicaciones y Transportes” or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The concession grants the Company the right to provide local, national and international long-distance telephony services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in note 20d.
On August 4, 2006, the SCT granted Maxcom a concession to provide cable television services (traditional) and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.
On January 17, 2007, the Mexican Federal Telecommunications Commission (“Comisión Federal de Telecomunicaciones” or “COFETEL”) authorized Maxcom to provide mobile virtual network operator (MVNO) services, based on its 1996 concession. This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name. The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment commitments.
Frequency rights:
On October 3, 1997, the Mexican Federal Government through the SCT granted the Company ten concession rights (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see note 9.
In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see note 20e.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Convergence agreement:
On October 2, 2006, the Mexican Federal Government, through the SCT, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephony and Restricted Audio and/or Television that are provided through Wired and Wireless Public Networks” (“Convergence Agreement”).
The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them. The suppliers of cable television will now be able to provide the service of internet and telephony. Also the telephony operators, like Maxcom, will now be able to provide restricted services of audio and/or video. On October 13, 2006, Maxcom notified the SCT its compliance and voluntary adhesion to the Convergence Agreement and, therefore, the SCT authorized to provide the restricted services of audio and video besides to the previously authorized as a part of the original concessions of the public telecommunications network.
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
The Company has negotiated the signing of various amending agreements to the contract with Telmex, to extend the original term of that contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause of “continuous application”. This clause sets forth that upon termination of the first period, the original terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks. This contract has had yearly updates up until now.
During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies, as well as agreements which allow the Company to render public telephony services through the capacity acquired from mobile networks.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The rights and obligations under certain interconnection contracts of Telereunion were transferred to Maxcom at the end 2006 and beginning of 2007. See note 3b.
NOTE 3 — RELEVANT CORPORATE EVENTS:
a.	Acquisition of Sierra Comunicaciones Globales:
On November 15, 2007, the Company acquired all the shares representing the capital stock of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra). The purchase price for the shares was 3.0 million dollars, which were paid in two installments 1.75 million dollars on November 15, 2007, and the remaining 1.25 million dollars were paid on November 10, 2008.
Sierra owns two strands of fiber optic physically located within Maxcom’s network. At the time of the acquisition, Sierra had no operations.
As of the acquisition date of Sierra, the assets and liabilities at their fair value are described below, including the allocation of the goodwill:

			Net assets
	Book Value		recognized at
	of net assets as		fair value as of
	of November 15,	Goodwill	November 15,
	2007	allocation	2007
Assets:
Current assets	$45	—	45
Fixed assets	10,935	21,814	32,749

	10,980	21,814	32,794

Liabilities:
Current liabilities	(112)	—	(112)

Net acquired assets	10,868	21,814	32,682
Net assets fair value	(32,682)	—	(32,682)

Cost in excess of book value of subsidiaries	$(21,814)	21,814	—

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
During the year ended December 31, 2007, Sierra had no operations; therefore pro forma results as if the acquisition had taken place on January 1, 2007 have not been presented as shown in the previous chart. Also, due to what is previously described there is no effect from Sierra in Maxcom’s consolidated statement of operations as of December 31, 2007.
On October 2008 Sierra began operations through the leasing of its optical fiber to the Company.
b.	Acquisition of Grupo Telereunion:
On March 13, 2006, Maxcom announced that an agreement had been reached to acquire three companies of Grupo Telereunion, a long distance operator with the concession to also provide other value-added services. This acquisition was completed on July 21, 2006.
The acquisition provided Maxcom with approximately 480 kilometers of urban and suburban fiber optic rings, with local interconnection in 59 cities and doubled our switching capabilities. The acquisition also provided over approximately 4,300 additional kilometers of backbone, including a border crossing into the United States of America Grupo Telereunion obtained its concession in 1998 and began operating in 2000.
As of the acquisition date of the companies from Grupo Telereunion by Maxcom, the assets and liabilities at their fair value are described below, including the preliminary allocation of the purchase price:

			Net assets
	Book value of	Negative	recognized at
	net assets as of	goodwill	fair value as of
	June 30, 2006	allocation	June 30,2006

Assets:
Current assets	$56,530	—	56,530
Fixed assets	421,572	(166,944)	254,628
Intangible assets	224,844	(224,844)	—
Deferred taxes	37,467	(37,467)	—

	740,413	(429,255)	311,158

Liabilities:
Current liabilities	(211,278)	—	(211,278)

Net acquired assets	529,135	(429,255)	99,880
“Net assets fair value”	(99,880)	—	(99,880)

Book value in excess of cost of subsidiaries (negative goodwill)	$429,255	(429,255)	—

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On September 7, 2006 a trust agreement was signed between the former owners of the Grupo Telereunion companies and Maxcom. The purpose of this trust agreement is to provide a mechanism to ensure the performance of certain obligations of the former owners of the Grupo Telereunion companies, as seller of the shares, by allowing to making certain price adjustments to the 8.54 million dollars acquisition cost of the shares, if necessary. The 7,487,283 Series N Maxcom’s shares pertaining to the new shareholder were deposited in the trust. See note 15.
Because the expiration date for the trust was reached, and the conditions were met on November 12, 2007, an agreement was signed extinguishing the trust described in the preceding paragraph. The responsibility to compensate Maxcom for any loss or liabilities that might arise due to any event preceding the acquisition remains with the former owners of Grupo Telereunion.
The unaudited condensed combined statement of operations for Telereunion, S.A. de C.V., Telscape de México, S.A. de C.V. and Sierra USA Communications, Inc for the period of July 1, 2006 to December 31, 2006 is the following:

Net revenues	$88,414
Cost	(61,223)
Expenses	(1,259)
Depreciation	(10,418)

Operating income	$15,514

Net income	$26,755

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 4 — CONSOLIDATION BASIS:
The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has 99.9% or more of the voting shares:

Subsidiary company	%	Line of business

Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Maxcom TV, S. A. de C. V. *	99.9	Cable television services

Subsidiary company	%	Line of business

Maxcom USA, Inc. *	100.0	International telecommunications services
Telereunion, S. A. de C. V.	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V.	99.9	Real estate services
Sierra USA Communications, Inc.	100.0	International telecommunication services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing

*	Dormant companies.
The financial statements of Sierra Comunicaciones Globales, S. A. de C. V., were incorporated to the consolidated financial statements of Maxcom as from November 15, 2007.
The financial statements of Telereunion, S. A. de C. V. (Telereunion), Telscape de México, S. A. de C. V. (Telscape) and Sierra USA Communications, Inc., (Sierra USA), as a whole “Grupo Telereunion”, were incorporated to the consolidated financial statements of Maxcom as of July 2006.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
All the significant balances and transactions between Maxcom and its subsidiaries are eliminated in the consolidated financial statements.
NOTE 5 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, and have been prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”, “Mexican GAAP”, or “NIF”, for its initials in Spanish as described below) applicable at the balance sheet date.
Financial statements for 2007 and prior years are expressed in constant pesos as of December 31, 2007 the last date when the restatement was made according to the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” which was replaced by NIF B-10, Effects of Inflation.
On June 25, 2009, the Board of Directors authorized the issuance of these consolidated financial statements which are subject to approval by the General Shareholders’ Meeting that could decide their modification in accordance to the Mexican Corporate Law (“Ley General de Sociedades Mercantiles”).
For disclosure purposes in the notes to the consolidated financial statements when referring to pesos or “$” it should be understood as thousands of Mexican Pesos, and when to referring to dollars or USD it should be understood as thousands of United States dollars, the legal currency in the United States of America.
The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are no limited to, the carrying amount of telephone network systems and equipment, intangible assets, preoperating expenses and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.
The significant accounting policies used by the Company in the preparation of its consolidated financial statements, including the items, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
a.	Recognition of the effects of the inflation
The consolidated financial statements of the Company have been prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) published by Banco de México (central bank of México).
The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated

2008	133.761	6.53%	18.85%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	7.52%
2005	116.301	3.33%	3.33%
b.	Cash and cash equivalents
The temporary investments include investments denominated in local currency and dollars. Investments in national currency usually provide daily liquidity and are made in repurchase agreements. The dollar investments are made with highly reputable financial institutions in the United States of America through low risk money market funds. These funds provide daily liquidity and give the highest financial return while preserving the value of the principal invested, by investing in instruments with the highest market credit rating. During 2008, the Company held most of its investments with Smith-Barney Citi Group. At any given time, temporary investments are valued at market value. During 2008, there were no impairments recorded on any of our investments.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
c.	Inventories
Inventory consists of materials used to install telephone lines and network build-out, as well as its sale cost, are originally registered at average cost and up to December 31, 2007 were subsequently updated by the application of factors derived from the NCPI. The values thus determined do not exceed their market value. The allowance for obsolescence and slow-moving is evaluated on a six months basis and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.
d.	Telephone network systems and equipment
Telephone network systems and equipment are recorded at acquisition cost and until December 31, 2007 were restated by applying factors derived from the NCPI.
The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. The amounts capitalized during 2008, 2007 and 2006 were $88,478, $72,052 and $ 47,753, respectively.
The Company capitalizes the comprehensive financing costs attributable to assets under construction. Capitalized comprehensive financing cost includes interest expense, gains from monetary position (until December 31, 2007), and foreign exchange losses, and are determined by reference to the Company’s average interest cost on borrowings. See note 18.
Installation costs include labor, tools and supplies. Installation costs related to commercial customers are capitalized and amortized on a straight line basis for a period of 20 years. Installation costs capitalized are expensed once the relationship with the customer is terminated.
When the Company invoices its residential customers for installation fees, any associated cost is recognized as an expense in the statement of operations.
Depreciation is calculated by the straight-line method over the restated cost, based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
During 2007 the Company performed a technical study on the remaining useful lives of the public telephony equipment, based on the opinion of a specialist. As a result thereof, useful lives were decreased from 17 to 8 years. The Company recalculated the amount of depreciation expense related to these assets for the year 2007, which amounted to $33,231. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2007 would have been of $16,011.
Maintenance and minor repairment costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations.
e.	Intangible assets
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
Debt issuance costs are amortized on a straight-line basis over the term of the related debt. As of December 31, 2008 and 2007, capitalized expenses for the new debt issuance amount to $62,283 and $60,340, respectively. See note 8.
At the end of the year 2006, in accordance to NIF C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” , Company’s management determined that the issuance of Bonds made on December 2006, represented a new debt in accordance with the provisions specified in such NIF, thus any remaining balances for debt issued in prior years, were written off. The expenses incurred for the issuance of the new debt are being amortized in an 8 year period. The anticipated amortization of the old debt amounted to $17,671, which, in accordance with the new NIF B-3 “Income Statement” is included within the category of other expenses in the statement of operations at December 31, 2006 (in the statement of operations for that year this amount was presented as a special item).

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
f.	Concessions
As previously mentioned (note 2), the SCT awarded the Company, at no cost, a concession to install and operate a public telecommunications network for a 30-year period. In accordance with Statement C-8 “Intangible Assets” of NIF, this concession has no recorded value for financial reporting purposes and it is only disclosed in a note to these consolidated financial statements.
g.	Frequency rights
Frequency rights are recorded at their acquisition cost and until December 31, 2007 were restated by applying factors derived from the NCPI as from the acquisition date. Amortization is calculated by the straight-line method over 20 years, which is the term of the frequency rights. See note 9.
h.	Preoperating expenses
All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.
For the years ended December 31, 2008, 2007 and 2006, the Company recorded amortization expense in the amounts of $22,123, $ 19,983 and $ 36,433, respectively. Also as of December 31, 2008 the Company made an adjustment based on the impairment recorded of $4,915. Accumulated amortization was $334,767 and $ 312,644 as of December the 31, 2008 and 2007, respectively.
i.	Impairment of long lived assets.
The Company evaluates values of long lived assets when there are events or changes that reveal an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Given the current economic situation there is a strong reliance on judgment to evaluate if the indication of potential impairment to long lived assets should give rise to an impairment valuation.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2008, the carrying amount of long-lived assets was higher than the expected discounted income at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2008 amounted to $532,315. Said charge was proportionately distributed throughout the different asset classes. See notes 5(h), 7, 8, and 9.
j.	Liabilities and accruals
The Company’s liabilities and accruals recognized in the balance sheet represent current obligations which will probably require disbursement of economic resources. These provisions have been recorded based on management’s best estimate to cover the current obligation; however, actual results could differ from the provisions recognized.
k.	Transactions in foreign currencies
Transactions in foreign currencies are recorded at the prevailing exchange rates at the date of the transaction, with the related exchange gain or loss recorded within the statement of operations. Assets and liabilities denominated in said currencies are valued at the exchange rate in force at the close of the period, with the related exchange gain or loss recognized as part of the comprehensive financing cost.
l.	Income Tax (IT), Asset Tax (AT), Flat Rate Business Tax (IETU), and Employees’ Statutory Profit Sharing (ESPS)
IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.
Deferred IT, IETU and, from January 1, 2008 deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT and IETU, for tax loss and credit carryforwards. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See note 19.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
m.	Employees’ Statutory Profit Sharing (“ESPS”)
As of December 31, 2008 and 2007, the Company recorded a provision of $1,173 and $3,257 respectively for ESPS, which in accordance with NIF B-3 “Income Statement” was included under other income and expenses in the statement of operations.
n.	Employee benefits
Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method considering projected salaries. At December 31, 2008 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 29.5 years.
In conformity with NIF D-3 “Employee benefits” restructuring costs are presented in other expenses in the statement of operations.
o.	Derivative financial instruments
The Company applied the provisions of NIF C-10, “Derivative Financial Instruments and Hedge Operations”, which, sets forth the criteria for recording, valuation and disclosure of all derivative financial instruments and embedded derivative financial instruments. The Company records assets and liabilities arising from such operations by its fair value on its balance sheet without any differentiation of their purpose or origin. The fair value of these derivatives is calculated within the accepted financial industry methods and data.
Changes in the fair value of such assets not qualified solely as accounting coverage are registered in the comprehensive financing cost within the results of operations
Risk Coverage
To mitigate exposure to Peso/Dollar foreign exchange fluctuation risks, the Company sparingly uses derivative financial instruments such as Interest Rate and Cross Currency Swaps.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to apply hedge accounting. Changes in the fair value of these derivative instruments are recognized in the statement of operations for the year in which such changes occur, under comprehensive financing cost.
Embedded Derivatives
The Company reviews the contracts it enters into to identify the existence of embedded derivatives. Identified embedded derivatives are subject to assessment under NIF C-10 to determine compliance with the required conditions. If conditions are met, they are segregated from the host contract and valued at their fair value. Where the embedded derivative is classified as being for trading purposes, the gain or loss from changes in fair value is recognized in the comprehensive financing cost in the statement of operations.
p.	Revenue recognition
Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.
Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.
Revenues from public telephony services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.
Revenues from interconnection services are recognized an accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the other party is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during 2008 and 2007, and it was 15% during 2006.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The Company also has interconnection agreements for long-distance and mobile services with other telephony companies. However, they do not include the clause of the “bill and keep” compensatory agreement.
Revenues from pay television services are recognized as rendered.
Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephony has been reconciled and the charge to the client has been recorded.
Also, for the mobile telephony revenues the Company recognizes through the suppletory application of the Emerging Issues Task Force standard 0021 or EITF 0021 “Revenue Arrangements with Multiple Deliverables” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephony equipment and mobile services.
Revenue from bundled services is recognized in the month in which the services are provided. Bundle revenues are distributed among voice, data, pay TV or mobile services.
Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.
The Company records an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client. Accounts handed over to the company’s legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the attorney handling the account.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
q.	Business and credit concentration
The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer.
The Company’s main suppliers are Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S.A. de C.V.. The cost percentage related to them for the year of 2008 was 72%.
r.	Stock-options compensation
In July 2006, the Company decided to amend its different stock option plans to give better benefits to the holders of the options of those plans. Consequently, the Company changed the requisite service period as well as the strike price and vesting period on the different stock option plans. Granting conditions are included in the assumptions regarding the number of shares that are expected to become payable or the number of shares that employees receive. This estimate is revised annually and differences, if any, are charged or credited to the statement of operations, with an adjustment to shareholders’ equity.
Stock options are granted to members of the Board of Directors, Company officers and employees, as described in note 16.
The Company applies International Financial Reporting Standard (IFRS) No. 2 “Share-based Payments” (IFRS-2), for recognition, valuation and recording of the costs of these plans. IFRS-2 is applied in a suppletory basis in Mexico, as per NIF A-8 “Suppletory” from January 1, 2005 to December 31, 2008. See note 5u.
IFRS-2 requires that valuation of the cost of stock options granted to employees be estimated by applying the fair value method, for which the company hired an independent third party to carry out this computation. The total amount of the expense estimated under this method is amortized throughout the period granted, excluding the impact of any situation not related to market performance.
For the years ended December 31, 2008, 2007 and 2006, the Company recognized stock option plan costs of $5,114, $37,124 and $15,982, respectively.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2008 and 2007, options were exercised in the amount of $70,672 and $1,281 respectively, while in 2006, there were no options exercised.
The fair value of options is estimated by an independent expert on the date they are granted, applying the binomial valuation model, by the Black & Scholes method, considering the following weighted-averages for stock options granted during the years ended December 31, 2007 and 2006, based on the following:

	2007	2006

Volatility of expected price per share	30.00%	30.00%
Risk-free interest rate	4.89%	5.00%
Expected life of options	3.25	3.50
During 2008 there were no granted options subject to fair value measurements.
s.	Information by segments
Statement B-5 “Financial Information by Segments” of NIF requires that the Company review its internal organizational structure and internal reporting system for purpose of identifying segments. For the years reported on, the Company has operated only in the telecommunications business sector, identifying the following business segments: residential, business, public telephony, wholesale and others.
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

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
t.	(Loss) earnings per share
Net basic (loss) earnings per share are calculated dividing the net (loss) income for the year by the weighted-average outstanding shares.
Diluted (loss) earnings per share are calculated by dividing the net (loss) income for the year by the weighted-average outstanding shares, plus stock options issued.
u.	New accounting standards
The CINIF has issued the following NIFs, effective for years beginning after January 1, 2009, early application is not permitted.
NIF B-7 “Business acquisitions” — NIF B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.
Management estimates that the initial effects of this new NIF will not be material.
NIF B-8 “Consolidated and combined financial statements” — NIF B-8 supersedes Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:
(i.)	The obligation to consolidate special purpose entities (SPEs) when controlled.
(ii.)
The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.

(iii.)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.

(iv.)	Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Management estimates that the initial effects of this new NIF will not be material.
NIF C-7 “Investments in associates and other permanent investments” — NIF C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:
(i)	Equity method of accounting is required for SPEs where significant influence is exercised.
(ii)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence.

(iii)	A specific procedure and a limit for recognizing the associated entity’s losses are provided.
Management estimates that the initial effects of this new NIF will not be material.
NIF C-8 “Intangible assets” — NIF C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. Main changes include:
(i)	The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable;
(ii)
Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;

(iii)	Greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other NIF;
(iv)	The presumption that an intangible asset may not exceed a useful life of twenty years was eliminated;

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Management estimates that the initial effects of this new NIF will not be material.
NIF D-8 “Share based payments” — NIF D-8 Establishes the valuation and accounting methods for goods or services paid for by shares. NIF D-8 is applicable to all purchases whose payments are liquidated by shares whether they are exercised through cash, shares, stock options payments or any combination of the aforementioned, excluding transactions with shareholders.
It is established within the NIF that any goods or services must be appraised at its fair value upon receipt.
With the application of this standard, the supplement of the International Financial Reporting Standard (IFRS) 2 was eliminated.
Management estimates that the application of this NIF will not be material, due to the previous suppletory application of International Financial Reporting Standard (IFRS) 2 “Share based payments”.
NOTE 6 — ACCOUNTING CHANGES AND RECLASSIFICATIONS:
The CINIF has issued the following NIF, effective for years beginning after December 31, 2008. Early application is not permitted.
(a) NIF B-10 “Effects of inflation” — NIF B-10 supersedes Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendment documents, as well as the related bulletins and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this NIF are:
(i)
Recognition of the effects of inflation — An entity operates in a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.

For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
(ii)	Price index — the use of the National Consumer Price Index (NCPI) or the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period.
(iii)
Valuation of inventories and of foreign machinery and equipment — The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.

(iv)
Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in stockholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.

(v)	Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.
The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.
(b) NIF D-3 “Employee benefits” — NIF D-3 supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4. The principal considerations established by this NIF are:
(i)	Elimination of the recognition of an additional liability and the related intangible asset or any comprehensive item as a separate element of stockholders’ equity.
(ii)
Employee benefits are classified in four principal categories; direct short-term and long term, termination and post-employment benefits. NIF D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefits actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
(iii)	The use of nominal rates and the incorporation of the term salary increases due to promotions.
(iv)
ESPS, including deferred ESPS, shall be presented in the statement of income as ordinary operations, preferably within “other income and expenses”. Furthermore, NIF D-3 establishes that the asset and liability method should be used for determining deferred ESPS; any effects arising from the change in method shall be recognized in retained earnings, without restatement of prior years’ financial statements.

As a result of the adoption of NIF B-3 “Income Statement”, in 2008 the intangible asset of $17,650 reflected in the balance sheet as of December 31, 2007 was eliminated. As of December 31, 2008 the effect of the recognition of items pending to be amortized on a five year period amounts to $2,776.
(c) NIF D-4 “Taxes on income” — NIF D-4 supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are:
(i)
the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings, unless identified with any other comprehensive item pending reclassification. On January 1, 2008 there were no IT effects reclassified to retained earnings.

(ii)	the accounting treatment of ESPS (current and deferred) is transferred to NIF D-3, as mentioned in paragraph (b) above.
(d) NIF B-2 “Statement of cash flows” — NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are shown on the following page.
(i)
Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;

(ii)	Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;
(iii)
Two alternative preparation methods (direct and indirect) are established, without stating preference for either method. Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities;

(iv)	Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Accordingly, the Company presents the statement of changes in financial position for 2007 and 2006 as issued and the statement of cash flows for 2008 under the indirect method.
(e) NIF B-15 ”Translation of foreign currencies” — NIF B-15 supersedes Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations”. The principal considerations established by this NIF are:
(i)
Replacing integrated foreign operation and foreign entity concepts by those of recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company.

Includes translation procedures for instances where the recording and reporting currencies differ from the functional currency and provides for the option not to conduct such translation in companies not subject to consolidation or valuation based on the equity method.

(ii)
The accounting changes produced by the initial application of this standard shall be recognized based on the prospective method; that is, in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods, at the time of issue.

Reclassifications-
In order to comply with the NIF the employee’s statutory profit sharing amounting to $3,257 was reclassified in the 2007 statement of operations from selling, general and administrative expenses to other expenses.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 7 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT — NET:
As of December 31, telephone network systems and equipment consist of:

			Estimated
			useful
	2008	2007	life (years)
Telecommunications network and equipment	$3,440,327	$2,944,366	17
Public telephony equipment	582,734	377,916	8
Leasehold improvements	1,076,420	821,883	10
Radio equipment	397,444	330,736	30
Line installation cost	533,473	402,306	20
Electronic equipment	266,047	266,047	25
Capitalized expenses due to construction of networks	425,636	337,159	30
Capitalized comprehensive financing cost	241,235	66,525	10
Computer equipment	222,413	147,703	5
Transportation equipment	65,138	52,112	4
Office furniture	39,661	26,863	10
Other	28,179	20,476	10
Engineering equipment	20,450	13,227	10

Subtotal	7,339,157	5,807,319

Accumulated depreciation and amortization	(2,566,889)	(2,082,785)
Impairment charge (See note 5i)	(500,684)	—

Subtotal	4,271,584	3,724,534

Construction in progress	412,829	464,412

	$4,684,413	$4,188,946

As of December 31, 2008 and 2007 the estimated cost remaining to conclude the construction in progress was of $399,712 and $444,569, respectively and management expects to conclude them before December 31, 2009 and 2008, respectively.
As of December 31, 2007 the Company reclassified optical fiber and links in the amounts of $140,200 for 2007, from intangible assets to telephone network systems and equipment. For 2008 the optical fiber and links were already classified into it.
For the years ended December 31, 2008, 2007 and 2006, the Company recorded depreciation and amortization expenses of $480,807, $306,904, and $198,410, respectively.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As part of the agreements entered into with the holders of Bonds issued on December 20, 2006, as mentioned in note 11, the Company committed all of Maxcom’s telephone network systems and equipment as a warranty in favor of said bond holders.
Although the assets mentioned above have been encumbered in favor of the bond holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of the bonds are met.
The Company entered into financial lease agreements with Autoarrendadora Integral, S.A. de C.V. in pesos and U.S. dollars, for transportation equipment. See note 20.
The gross amount of fixed assets acquired under leases that are capitalized as of December 31 is comprised as follows:

	2008	2007

Transportation equipment	$4,740	3,534

Total	$4,740	3,534

NOTE 8 — INTANGIBLE ASSETS:
As of December 31, intangible assets are comprised as follows:

			Useful
	2008	2007	life (years)

Infrastructure rights	$178,964	$178,964	30 and 15
Debt issuance costs	62,283	60,340	8
Software licenses	273,941	213,543	3.3

	515,188	452,847

Accumulated amortization	(285,238)	(244,045)
Impairment charges for intangible assets (See note 5i)	(20,267)	—

	$209,683	$208,802

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2007 the Company reclassified optical fiber and links from infrastructure rights to telephone network systems and equipment. See prior comment in note 7.
For the years ended December 31, 2008, 2007 and 2006, the Company recorded amortization expense of $41,194, $35,896 and $58,179, respectively; including $24,775, $21,074 and $14,384 corresponding to software amortization, respectively.
As a result of the debt issuance made on December 20, 2006 (see note 11), the Company recorded other expenses in the amount of $17,671 in the 2006 statement of operations, as a result of the overall amortization of the costs of debt issuance of the previous bonds that were paid in advance. See note 5e.
NOTE 9 — FREQUENCY RIGHTS:
As of December 31, frequency rights are analyzed as follows:

	2008	2007

Frequency rights	$155,309	$155,309
Less — Accumulated amortization	(82,144)	(74,379)
Impairment charges (See note 5i)	(6,449)	—

	$66,716	$80,930

For the years ended December 31, 2008, 2007 and 2006, the Company recorded amortization expenses of $7,765, $7,444 and $7,444, respectively.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 10 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:
For the years ended December 31 2008, 2007 and 2006, related party transactions are analyzed as follows:

	2008	2007	2006
Commission and administrative services paid to:

BBG Wireless (1)	$7,709	—	—
Electromecánica de Guadalajara, S. A. de C. V. (2)	5,697	7,425 -
Automotriz Rio Sonora (3)	5,122	—	—
Road Telco & Consulting, S. A. de C. V. (5)	1,975	2,309	1,639
GS Comunicación (6)	1,063	—	—
Autokam Regiomontana, S. A. de C. V. (3)	844	343	—
Ingeniería Avanzada en Construcción, S.A. de C.V. (7)	765	—	—
Vázquez Eduardo (8)	480	459	—
Vázquez Gabriel Agustín (8)	480	459	—
Solís Gilberto (6)	332	—	—
Bank of America, Co. (9)	315	378	397
Inmobiliaria Radio Centro (8)	264	—	—
MG Radio (4)	101	—	—
Inmobiliaria AutoKam, S. A. de C. V. (8)	101	98	—
Aguirre Adrián (10)	31	—	—
Sierra Madre Automotriz, S. A. de C. V. (3)	—	318	—
Comercializadora Road el Camino, S. A. de C. V. (11)	—	—	323
Advertisement services provided by Difusión Panorámica, S. A. de C. V. (4)	—	—	22

Total	$25,279	$11,789	$4,351

Revenues from telephony services collected from related parties	$966	$1,020	$940

(1)	Corresponds to cluster construction.

(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE). See note 20.

(3)	Corresponds to costs related to the purchase of vehicles.

(4)	Corresponds to advertising services.

(5)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Road Telco & Consulting, S. A. de C. V. The transactions correspond to administrative services and sale of telephone lines.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

(6)	Corresponds to payments regarding marketing consulting services.

(7)	Corresponds to the installation of public telephones.

(8)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.

(9)	Corresponds to expenses related to the debt restructuring and travel expenses of Bank of America (Maxcom shareholder).

(10)	Corresponds to expenses reimbursed.

(11)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Comercializadora Road el Camino, S. A. de C. V. Transactions correspond to administrative services and sale of telephone lines.
The accounts receivable and payable arising from operations with related parties as of December 31, 2008 and 2007 were the following:

	2008	2007
Accounts Receivable:

Porcelanatto, S. A. de C. V.	$29	—
Guijarro de Pablo y Asociados, S.C.	21	—
Difusión Panorámica, S. A. de C. V.	15	—
Proa Mensaje y Comunicación, S. A. de C. V.	11	—
Road Telco & Consulting, S. A. de C. V.	9	—
Sport and Therapy Center, S. A. de C. V.	8	—
Safe Iberoamericana, S. A. de C. V.	1	—
Shareholder María Guadalupe Aguirre Gómez	1	—
Shareholder María Elena Aguirre Gómez	1	—
Shareholder Gabriel Vazquez	1	—
Shareholder Ricardo Arevalo Ruíz	—	2

	$97	2

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	2008	2007
Accounts Payable:

Electromecánica de Guadalajara, S. A. de C. V.	$36,091	36,370
Autokam Regiomontana, S. A. de C. V.	441	—
GS Comunicación, S. A. de C. V.	244	—
Automotriz Río Sonora, S. A. de C. V.	236	—
Ingenieria Avanzada en Construcción, S. A. de C. V.	112	—
Nexus Partners	30	—
Inmobiliaria Radio Centro	25	—
Shareholder Adrián Aguirre Palme	22	—
Shareholder Eduardo Vazquez	—	36
Shareholder Gabriel Vazquez	—	36
Road Telco & Consulting, S. A. de C. V.	—	23
Inmobiliaria Autokam, S. A. de C. V.	—	8

	$37,201	36,473

Accounts payable and receivable from related parties are included within accounts receivable customers and trade accounts payable, respectively.
NOTE 11 — BONDS PAYABLE:
As of December 31, 2008 and 2007, bonds payable were comprised as follows:

	2008	2007
Long term:
Senior Notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,707,660	$2,173,240
On April 2, 2007, the Company paid the 11,590 dollars due on the “B Series Bonds” issued on March 17, 2000 bearing an interest rate of 13.75% and maturing at April 1, 2007.
On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of 150.0 million dollars in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933. On January 10, 2007 and September 5, 2007, the Company issued additional Bonds in the amount of $25.0 million dollars each, on the same global offer and under the same terms as those of the initial placement.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2008 and 2007, accrued interest payable on these bonds amounted to $13,920 and $11,172, respectively.
As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment, as well as all the assets comprising the item denominated “Telephone Network System and Equipment” pertaining to the assets shown in the balance sheet. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.
Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the bonds are met.
The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) “pari passu” (equal rights and conditions like any other similar debt entered into by the issuer) on payment rights on all current company principal debt; c) is considered a secondary debt in regards to any debt contracted with the acquired fixed assets pledged as guarantee; d) is considered preferential debt in regards to any future principal debt of the Company; and e) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunion companies, which were pledged beginning in 2009, and f) is subject to registration before the Securities and Exchange Commission (SEC), in accordance with the Registration Rights Agreement.
On November 19, 2007 the bonds exchange program was completed for an approximate amount of 200.0 million dollars and registered with the U.S. Securities and Exchange Commission with the same characteristics of maturity, interest rate and almost all other characteristics.
The aforementioned bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2008 and 2007.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
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
NOTE 12 — FOREIGN CURRENCY POSITION:
Figures in this note represent thousands of US dollars.
As of December 31, the Company’s foreign-currency position was as follows:

	2008	2007

Assets	121,987	223,278
Liabilities	(221,164)	(223,196)

Net (liabilities) assets in dollars	(99,177)	82

Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.54	$10.87

As of December 31, 2008 the Company had engaged in measures to mitigate its exposure to exchange rate risk, for further explanation of these measures see Note 13.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS:
Explicit Derivatives
As of December 31, 2008 the Company had entered into two swap transactions covering interest and exchange rates with two different parties, but with the same characteristics. In both cases the Company pays every six months interest over a notional amount in pesos and receives interest over a notional amount in dollars; at maturity the Company must pay the notional amount in pesos and will receive the notional amount in dollars. These instruments were not qualified as hedges, so any change in their fair value is recorded in the comprehensive financing cost in the statement of operations for the period in which the change occurred. As of December 31, 2008, the fair value of the swaps totaled $ 105,270, which is divided as follows:
Cross Currency Swaps:

Effects in operations
Counter-party	Notional	Basic conditions	2008	2007

Bank Morgan	75,000	Interest Received: 11%	(52,820)	(4,563)
Stanley AG	USD	Periodicity: Semi-annual
Maturity: December 15, 2010

	(808,200)	Interest Paid: 11.505% (Fixed)
	MXP	Periodicity: Semi-annual
Maturity: December 15, 2010

Merrill Lynch	75,000	Interest Received: 11%	(52,450)	(4,352)
Capital Markets	USD	Periodicity: Semi-annual
AG		Maturity: December 15, 2010

	(808,200)	Interest Paid: 11.505% (Fixed)
	MXP	Periodicity: Semi-annual

Maturity: December 15, 2010

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Embedded Derivatives.
As of December 31, 2008, the Company indentified within its leasing contracts 7 embedded derivatives which were separated from their host contract. All of the derivates were found to emulate explicit exchange rate forwards between Mexican pesos and U.S. dollars at different maturities. These could not be qualified by the Company as hedge accounting, so any change in their fair value is recorded in the comprehensive financing cost in the statement of operations for the period in which the change occurred. As of December 31, 2008, the fair value of the forwards amounted to $ (8,472), which is divided as follows:

Host Leasing			Effects in operations
Contract	Notional	Maturity	2008

MATC Digital	0.5	October 2009	0.02
(San Marcos)	USD

MATC Digital	0.8	September 2009	23
(E. Zapata)	USD

MATC Digital	0.3	June 2009	5
(Chiquihuite)	USD

Grande River	0.9	October 2009	26
Communications	USD

Enlace Digital	2.5	September 2009	(34)
Telecomunicaciones	USD

CarrierCOM	1.5	February 2009	12
	USD

Grupo Promotor	151	December 2012	8,440
Jomer	USD
NOTE 14 — LABOR OBLIGATIONS UPON RETIREMENT:
As of December 31, 2008 and 2007 the Company has direct benefits payable for absences (non-cumulative) amounting to $1,133 and $1,097, respectively.
As of December 31, 2008 the Company incurred restructuring charges of $49,491, which are comprised of $45,679 of termination benefits and $3,812 of legal and administrative expenses.
The Company has no retirement or post retirement benefit or pension plans for its employees, aside from the benefits described in the next sentence. Obligations and costs of seniority premiums and termination benefits that employees are entitled to receive are recognized based on actuarial studies prepared by an independent third party specialist.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	Benefits
	2008
	Termination	Retirement	Total	2007

Net cost for the year:
Labor cost	$1,552	2,983	4,535	3,629
Financial cost	698	2,027	2,725	1,091
Actuarial loss	5,899	—	5,899	—
Prior service (2007 unamortized items):
Amortization of prior service cost and plan modifications	964	2,951	3,915	—
Amortization of transition liability	—	—	—	1,032

Net cost for the year	$9,113	7,961	17,07	4 5,752

The present value of benefit obligations of the plans at December 31, 2008 is as follows:

	Benefits
	Termination	Retirement	Total

Current benefit obligation (CBO)	$11,514	25,836	37,350

Unrecognized items:
Transition liability	(3,856)	(11,175)	(15,031)
Actuarial loss	—	(693)	(693)

Projected liability, net	$7,658	13,968	21,626

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The present value of benefit obligations of the plans at December 31, 2007 is as follows:

	Benefits obligations
	by concept of:
	Seniority
	Premium	Severance

Current benefit obligation (CBO)	$1,283	24,906

Present liability, net	1,283	24,906
Minus: projected liability, net	(1,283)	(7,256)

Additional liability	$—	17,650

Projected benefit obligation (PBO)	$1,480	33,002
Unrecognized items:
Transition asset (liability)	507	(19,295)
Actuarial loss	(310)	(6,452)

Projected liability, net	$1,677	7,255

The following reconciles the beginning and final balance for the present values of the CBO as of December 31, 2008:

		Benefits
	Termination	Retirement	Total

CBO at the beginning of the year	$33,002	1,480	34,482

Current labor cost	4,049	487	4,536
Financial Cost	2,608	118	2,726

Yearly real payments charged to the allowance	(3,939)	(442)	(4,381)

Actuarial (loss) gain for the period	(64)	51	(13)

CBO at the end of the year	$35,656	1,694	37,350

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The following chart presents the CBO amounts for the years of 2008, 2007, and 2006:

	2008	2007	2006

Retirement/Seniority Premium:

CBO	$1,694	1,480	1,125

Total actuarial loss	360	311	246

Termination:

CBO	$35,656	33,002	25,979

Total actuarial loss	6,233	6,452	1,365

	Benefits
	2008	2007

Discount rate reflecting the value of the current obligations	8.16%	8.16%
Compensation increase rate	5.56%	5.56%
Employee Remnant Average Labor Life (Applicable to benefits upon retirement)	29.5 years	28.90 years
NOTE 15 — SHAREHOLDERS’ EQUITY:
Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.
On April 11, 2002, the Company obtained authorization from the Mexican Foreign Investment Bureau (“Dirección General de Inversión Extranjera”) to increase its ability to issue limited voting shares up to 95% of its total capital stock.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On July 17, 2006, the Company’s shareholders decided to simplify the Company’s shareholding structure, as a result of which, all preferred shares were converted to common shares, eliminating the preferred liquidation rights of certain shares, which represented, at the time of the conversion, approximately 95% of the capital stock. To eliminate the preferred rights that would have been generated in the event of Maxcom’s liquidation or an analogous liquidation, the shareholders approved payment of dividends per share to preferred shareholders, which were equal to the liquidation price estimated per preferred share at the date of payment. Payment was made in shares. Shareholders holding preferred shares received an additional amount of 126,297,257 common shares.
In accordance with the provisions of NIF C-11 “Shareholders’ Equity”, the increase in the number of shares in circulation resulting from this payment of dividends per share had no effect on the accounting, as the value of shareholders’ equity remained unchanged.
All series of preferred shares were converted to common shares. In this regard, as per the agreements reached, the conversion was as follows:
•	6,088,896 Series “A-1” shares to Series “A” shares, at a one to one ratio;

•	10,181,950 Series “B-1” shares to Series “B” shares, at a one to one ratio;

•	220,714,874 Series “N-1” shares to Series “N” shares, at a one to one ratio, and

•	26,867,820 Series “N-2” shares to Series “N” shares, at a one to one ratio.
Series “A” and “B” preferred shares had full voting rights, and Series “N” shares were neutral shares with limited voting rights and were not considered in the determination of the foreign investment percentage, in accordance with the Foreign Investment Law and can be subscribed and acquired by either Mexican or foreign investors.
In accordance with the General Corporations Law, and with the Company’s bylaws, it is not possible to issue new shares or agree any modification in the number of shares due to a capital increase, reduction, amortization or spin off, unless all shares previously issued have been entirely paid. Therefore, treasury shares were totally cancelled and re-issued each time stockholders reached an agreement in that sense.
As a result of the acquisition of Grupo Telereunion companies, described in note 3b., at the General Shareholders’ meeting held on July 17, 2006, Grupo VAC (the former owners of the Grupo Telereunion companies) subscribed a 31.2 million dollar increase in Maxcom’s capital stock equivalent to $364,276 or 16.34% of the total Company’s shares. From this capital stock subscription, Maxcom received 22.7 million dollars in cash and the outstanding shares of Telereunion, S. A. de C. V., Telscape de México, S. A. de C. V. and Sierra USA Communications, Inc. valued at a fair value of 8.5 million dollars.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On February 26, 2007, at the Extraordinary and Ordinary Shareholders Meetings it was decided to increase the variable portion of the capital stock of the Company in the amount of 58 dollars, by issuing 830,000 common Series “N” shares that represent the capital stock of Maxcom, which were subscribed by a number of officers of Maxcom at a subscription price of 0.07 dollars per share.
On April 1, 2007 a number of holders of warrants issued in year 2000 exercised their warrants in respect of 736,883 Series “N” common shares that represent the capital stock of Maxcom at a price of 0.01 dollars per share.
On September 13, 2007, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the following resolutions were adopted.
1.
To make a public offering of Ordinary Participation Certificates (CPO) in Mexico, in the form of shares by offering these securities at the Bolsa Mexicana de Valores, S.A. B. de C.V. and other foreign markets in the form of American Depositary Shares (ADS) or other securities or instruments representing the CPOs or the shares of the Company, in accordance with applicable laws, including, without limitation, the US Securities Act of 1933, and upon registration of the corresponding securities with the Securities and Exchange Commission, so that the necessary funds may be raised in order to continue the development and growth of the Company and pay its debts. The CPOs are equivalent to three shares and the ADSs are equivalent to seven CPOs.

2.
The conversion and/or reclassification of all the shares under the Series “A”, “B”, and “N”, into new common and registered Series “A” shares with no par value, representing both the fixed and the variable portion of the capital stock, as applicable.

3.
Amend the Company’s overall bylaws, including the creation of a number of intermediate management bodies, and other changes required under the Mexican Stock Market Law to convert the Company to a publicly traded company (“Sociedad Anónima Bursátil” or S. A. B.).

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

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On October 19, 2007, Maxcom completed the global offering by placing 304,608,201 Series “A” shares under the primary offering, including the over-allotment option, and 50,909,091 Series “A” shares under the secondary offering, all of them registered shares with no par value, representing the variable portion of the capital stock of the Company, among public investors. The gross amount of the proceeds obtained from the offering, taking into account the primary offering and the over-allotment option was $2,751,713, and the issuance expenses amounted to $100,931, net from tax effects.
In the end of October, 2007 certain officers and directors of the Company exercised options corresponding to the stock option plan to acquire 853,592 Series “A” shares representing the capital stock of the Company.
In light of the above, the outstanding capital stock of Maxcom at December 31, 2008 and 2007 is comprised of 1,528,827 Series “A” shares that represent the fixed portion thereof and 788,290,002 Series “A” shares that represent the variable portion thereof.
On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders approved an amount of up to $36,196 destined to the share repurchase program for 2008, without limitation on the amount of shares to be bought. In 2008, the net effect of share repurchases was a loss of $7,320 that is included within additional paid-in the capital.
As of December 31, 2008 the Company holds 5,129,900 treasury shares repurchased in the amount of $20,287.
On October 17, 2008 the Shareholders approved an equity reduction to the variable part of the capital stock for up to 1,683 dollars due to residual shares or Ordinary Participation Certificates or “CPOs” left from the issuance of American Depositary Shares or “ADSs”. The reduction amounted to $7.
Also on October 17, 2008 by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders authorized the Executive Incentive Program and the compensation awarded to counselors and members of the Company’s different committees.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
At the same meeting, the shareholders authorized an increase of the variable portion of the capital stock of the Company up to 11,000,000 Series “A” Class II shares to be held as treasury shares to fulfill the terms of section 7 of the Company’s by-laws for the commitments arising from the Executive Incentive Program. See Note 16.
As of December 31, the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	2008	2007	2006

Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	15,760,793
Series “A1” Class II (variable portion)	—	—	—
Series “B” Class II (variable portion)	—	—	16,611,595
Series “B1” Class II (variable portion)	—	—	—
Series “N” Class II (variable portion)	—	—	448,433,563
Series “N1” Class II (variable portion)	—	—	—
Series “N2” Class II (variable portion)	—	—	—

Subtotal	789,818,829	789,818,829	482,334,778

Authorized shares not outstanding:
(treasury shares)

	2008	2007	2006

Series “A”	11,000,000	307,010	—
Series “N”	—	—	45,901,176
Series “N1”	—	—	—

Subtotal	11,000,000	307,010	45,901,176

Total authorized shares	800,818,829	790,125,839	528,235,954

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
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
As of December 31 2008 and 2007, the Company’s capital stock was comprised as follows:

	2008	2007

Capital stock	$4,814,428	4,814,435
Restatement effect	595,816	595,816

Total capital stock	$5,410,244	5,410,251

NOTE 16 — STOCK OPTION PLAN:
Through June 30, 2006, the Company had the following stock option plans:
a.	Executive plan — under the aforesaid plan, there were 575,000 stock options available as a grant for officer’s performance for the years of 1998, 1999 and 2000.

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

c.
Members of the Board of Directors and members of various committees — For each meeting of the Board or of the different committees of the Company where directors and members of the different committees attend, they receive an option to purchase 2,500 shares at an exercise price of 0.01 dollars per share. The chairman of the Board or of the different committees is entitled to receive options to subscribe 5,000 shares at the same above mentioned exercise price. Options granted in each meeting may be exercised immediately and expire three years after, beginning on the date when granted, except when the same Board or the shareholders’ meeting provides another mechanism.

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

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The fair value of options for services rendered was determined by an independent third party using a binomial valuation model applying the Black & Scholes method.
Following is a summary of the changes in employees’ stock option plans for the year ended on December 31, 2008, 2007 and 2006 and the changes to the stock option plans for the acquisition of shares by entities other than employees (in thousands of shares):

	2008		2007		2006
		Weighed		Weighed		Weighed
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price USD	Options	Price USD	Options	Price USD
Outstanding at beginning of year	37,277	$0.37	36,651	$0.38	18,099	$0.65
Granted	552	0.01	5,151	0.25	36,076	0.24
Exercised	(11,041)	0.06	(339)	0.31	—	—
Cancelled	—	—	(4,186)	0.27	(17,524)	0.65

Outstanding at the end of the year	26,788	0.31	37,277	0.37	36,651	0.38

Options exercisable at the end of the year	14,751	0.31	21,208	0.41	7,112	0.99

Weighted average price of options granted during the year (denominated in U.S. dollars)		$0.01		$0.25		$0.24

A summary of the status of the Company’s non vested granted options as of January 1, 2008, and changes during the year ended December 31, 2008, is presented below (in thousands of shares):

		Weighted
		average
		grant-date
Non vested granted Options	Options	fair value

Balance at January 1, 2008	13,656	USD	0.10
Vested	(5,118)		0.10
Forfeited	(5,373)		0.10

Balance at December 31, 2008	3,165	USD	0.10

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
A summary of authorized options for employees’ stock option plans as of December 31, 2008 and 2007, is presented below (in thousands of shares):

	2008	2007

Granted	17,916	35,272

Granted/Vested	14,751	21,616
Granted nonvested	3,165	13,656
Available	8,872	2,005

Total authorized options	26,788	37,277
A summary of the status of the Company’s granted vested options as of January 1, 2008, and changes during the year ended December 31, 2008, is presented below (in thousands of shares):

		Weighted
		average
		grant-date
Granted/Vested Options	Options	fair value
Balance at January 1, 2008	21,616	USD	0.12
Granted	552		0.15
Exercised	(11,041)		0.07
Vested	5,118		0.10
Forfeited	(1,494)		0.12

Balance at December 31, 2008	14,751	USD	0.14
Since all of our stock option plans are out of the money, for 2009, we do not expect to repurchase any of the Company’s shares to fund them.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
A summary of the cash used for the Company’s exercised options for the year ended December 31, 2008, is presented below:

		Weighted		Weighted		Weighted
	Stock	average	Directors	average		average
	Option	unit price	&	unit price		unit price
	Plan	USD	Officers	USD	Total	USD
Cash out for share acquisition	72,450	6.6	9,384	6.3	81,834	6.5
Cash in from exercised options	(7,082)	(0.6)	(4,079)	(2.7)	(11,161)	(0.9)

Total	65,368	5.9	5,305	3.5	70,672	5.6
In July 2006, the Company increased its capital stock by 16.34% of the Company’s outstanding shares, as described in note 15. As a result of this transaction, the Company’s shareholders decided to simplify the Company’s shareholding structure, changing all preferred shares to common shares, after canceling preferential rights in the event of liquidation.
This change produced that the fair value of the Company’s shares increased from 0.00 to 0.31 dollars on common stock and from 0.28 to 0.31 dollars on its preferred stock.
Together with this change in its capital structure the Company decided to amend its different stock option plans to give better benefits to the holders of the options in such plans. As a result in July 2006, the Company changed the requisite service period as well as the strike price and vesting period in the different stock option plans as explained as follows:

	Modified plan		Previous
	2007	2006	Plan
Requisite service period	3 years	3 years	5 years	(*)
Fair value on modification date (dollars)	0.149	0.090	0.000
Exercise price (dollars)	0.31	0.31	0.50

Unrecognized compensation cost in July 2006 (in dollars: 0 x 23,837,331 options)	—	—	N/A

(*)	At the modification date most options had been already vested.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The additional compensation cost stemming from the modification and the total compensation cost per option is 0.09 dollars as shown below:

Dollars

Fair value of modified option at July 2007	0.149
Fair value of modified option at July 2006	0.090
Fair value of original option at July 2006	0.000

Incremental value of modified option at July 2007	0.149

Incremental value of modified option at July 2006	0.090

Incremental value of modified option at July 2007	0.149
Incremental value of modified option at July 2006	0.090
Unrecognized compensation cost for original option	0.000

Total compensation cost to be recognized in 2007	0.149

Total compensation cost to be recognized in 2006	0.090

The total remaining compensation cost at December 31, 2008 amounted to $1,114 will be recognized over the modified award’s three-year requisite service period. Accordingly, the Company’s compensation cost will be recognized ratably over the remaining three years. The cost related to these plans recognized for the years ended December 31, 2008 and 2007 amounted to $5,114 and $37,124, respectively. The compensation cost for “penny warrants” for directors and options for executives are recognized in shorter periods, because it relates to performance bonuses and their fair value fluctuates between 0.15 and 0.38 dollars each.
As of December 31, 2007, the Company had issued options to purchase 7,569,007 shares pursuant to severance arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, became fully exercisable without restriction. As of October 18, 2007 these options were fully exercisable and the compensation cost recognized amounted to $25,300. The majority of these options were exercised during 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
After amending the different stock option plans, the breakdown of the options granted and their vesting periods as of December 31, 2008 are described below:

	New	Plan for the	Options for Board
	employee stock	Chairman	members and
	option plan	of the Board	executives	Total

Granted	17,339,922	4,385,781	1,827,845	23,553,548
Expected forfeitures	(3,467,984)	—	—	(3,467,984)
Outstanding options authorized	17,871,587	—	1,057,055	18,928,642
Options vested during the year	1,817,543	1,330,800	9,357,457	12,505,800

	2008	2007

Authorized options	43,961,391	44,915,241
Options granted	(25,032,749)	(42,471,437)
Available options	18,928,642	2,443,804
The fair value of the stock options of the new plan was computed by an independent third party specialist, using a binomial valuation model by the Black & Scholes method.
Black-Scholes assumptions at 2007:

Vesting Period	Volatility	Exercise Price	Risk Free Rate	Fair value

3.25 years	30%	0.31 dollars	4.89%	0.149 dollars
Black-Scholes assumptions at 2006:

Vesting Period	Volatility	Exercise Price	Risk Free Rate	Fair value

3.5 years	30%	0.31 dollars	5.00%	0.090 dollars

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On October 17, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders ratified the Executive Incentive Program and the compensation awarded to counselors and members of the Company’s different committees. In both cases a portion of the payments is awarded through shares, as described below:
A)	Employee Incentive Program.
a.
The yearly incentive goal, which may be given to the Company’s officers and employees who are eligible under the scope of the Executive Incentive Program, is to reward management for value generation to the Company in a given period of time.

b.	The minimum requirement for the incentives to be awarded is a value generation of 15% year versus year. The following formula is how value generation is calculated:

Value Generation for the year = EBITDA * 8 (eight) — net indebtedness + shareholders’ dividends — shareholders’ increase to the capital stock.

c.	The amount of the yearly incentive is allocated individually and is subject to the yearly performance evaluation.

d.	The yearly incentive is divided into three parts:
i.	One part will be awarded through cash.

ii.	One part will be awarded through stock options in order to receive ADRs, CPOs or any other instrument whose underlying values represent Maxcom’s capital stock.

iii.	One part will be awarded through stock options in order to receive ADR’s, CPO’s or any other instrument whose underlying values represent Maxcom’s capital stock.
Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met.
B)	Compensation for Directors and Committee members.
a.
Directors and Committee members will receive each year options to purchase up to $120 in the form of CPOs, with the exception of the Chairman of the Board who will receive each year options to purchase up to $240 in the form of CPOs.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2008 changes in additional paid in capital were as follows:

2008
Issuance expenses, net	$(6,055)
Stock option plan cost	5,114
Cost of shares acquired for issuance upon exercise of stock options net	(70,672)

$(71,613)

NOTE 17 — FINANCIAL INFORMATION BY SEGMENTS AND BY GEOGRAPHICAL LOCATION:
The following chart presents a breakdown of the business segment according to the way management operates.
For the years reported on, the Company has operated only in the telecommunications business sector, identifying the following business segments: residential, business, public telephony, wholesale and others. The above segments represent a group within the telecommunications sector, thus most of the infrastructure is commonly used by business segments and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more business segments. The revenue is divided as shown below:

Segment	2008	2007	2006

Residential	$1,055,639	897,855	685,492
Business	809,130	648,165	495,433
Public Telephony	428,733	386,404	253,136
Wholesale	359,518	376,092	262,304
Others	30,209	37,203	45,327

Total revenues	$2,683,229	2,345,719	1,741,692

Operating costs and expenses	(2,491,698)	(2,069,824)	(1,584,950)

Operating income	$191,531	275,895	156,742

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Each of the above segments is comprised of homogeneous customers.
The information by geographical location (all within Mexico) including revenue, total assets, depreciation and additions of the telephone network, systems and equipment is as follows:

	Metropolitan	Central-
Services	Area	South	North	Total

Year ended December 31, 2008:

Local	$1,558,015	726,438	20,488	2,304,941
Long distance	236,706	74,374	9,014	320,094
Rent of dedicated links	402	—	—	402
Sale of equipment to customers	8,740	1,873	77	10,690
Capacity leasing	47,102	—	—	47,102

Total revenue	$1,850,965	802,685	29,579	2,683,229

Total assets as of December 31, 2008	$9,578,452	1,298,685	308,373	11,185,510
Accumulated depreciation and amortization	(2,949,318)	(232,333)	(87,387)	(3,269,038)

Total assets	$6,629,134	1,066,352	220,986	7,916,472

Acquisition of telephone network systems and equipment during 2008	$1,339,919	269,019	22,063	1,631,001

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	Metropolitan	Central-
Services	Area	South	North	Total

Year ended December 31, 2007:

Local	$1,398,683	517,154	—	1,915,837
Long distance	171,308	175,234	10,375	356,917
Rent of dedicated links	180	119	—	299
Sale of equipment to customers	10,698	3,646	—	14,344
Capacity leasing	58,322	—	—	58,322

Total revenue	$1,639,191	696,153	10,375	2,345,719

Total assets as of December 31, 2007	$8,728,860	814,161	553,864	10,096,885
Accumulated depreciation and amortization	(1,735,440)	(71,547)	(275,798)	(2,082,785)

Total assets	$6,993,420	742,614	278,066	8,014,100

Acquisition of telephone network systems and equipment during 2007	$651,006	476,519	32,834	1,160,359

	Metropolitan	Central-
Services	Area	South	North	Total

Year ended December 31, 2006:

Local	$934,524	385,265	—	1,319,789
Long distance	220,131	121,633	28,459	370,223
Rent of dedicated links	342	157	—	499
Sale of equipment to customers	6,062	8,360	—	14,422
Capacity leasing	36,759	—	—	36,759

Total revenue	$1,197,818	515,415	28,459	1,741,692

Total assets as of December 31, 2006	$5,867,306	325,527	386,778	6,579,611
Accumulated depreciation and amortization	(1,463,580)	(50,039)	(88)	(1,513,707)

Total assets	$4,403,726	275,488	386,690	5,065,904

Acquisition of telephone network systems and equipment during 2006	$987,954	141,454	710	1,130,118

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 18 — COMPREHENSIVE FINANCIAL RESULTS:
As of December 2008, 2007 and 2006 the comprehensive financial results are analyzed as follows:

	2008	2007	2006

Comprehensive financial results:
Interest expense and commissions	$(317,633)	(285,858)	(178,153)
Interest income	53,994	55,793	8,591
Exchange gain income (loss) — Net	(261,787)	4,826	(6,568)
Effect of valuation of financial instruments	83,323	20,421	13,324
Gain on monetary position	—	42,586	33,753

	$(442,103)	(162,232)	(129,053)

Capitalized in telecommunications equipment and network (Note 7)	$174,710	35,591	21,871

Total recorded in results of operations	$(267,393)	(126,641)	(107,182)

NOTE 19 — INCOME TAX (IT), ASSET TAX (AT), FLAT RATE BUSINESS TAX (IETU) AND EMPLOYEES’ STAUTORY PROFIT SHARING (ESPS):
On October 1, 2007, new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, all of which became effective on January 1, 2008. The most important changes are: (i) derogation of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU) which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to investments in fixed assets, deferred charges and expenses.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Accordingly, beginning in 2008, companies will be required to pay the greater of IETU or IT. If IETU is payable, the payment is considered final and not subject to recovery in subsequent years. The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter.
Under the tax law in force through December 31, 2007, companies must pay the greater of IT or AT. Both taxes recognize the effects of inflation.
As of December 31, 2008, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2008 and 2007 have been recorded reflecting the IT basis.
Mexican Income Tax Law states that the statutory income tax rate is 28% since 2007 and thereafter.
Substantially all (loss) income before income tax (benefit) expense and related income tax (benefit) expense are from Mexican sources.
The following table shows the reconciliation between the effective tax rate and the statutory income tax rate:

	December 31,
	2008	2007	2006

(Loss) profit before income tax expense	$(671,457)	133,178	30,783
Statutory income tax rate	28%	28%	29%

Income tax expense (benefit)	(188,008)	37,290	8,927

Increase (decrease) on income tax expense resulting from:

Inflationary effects	(19,163)	2,080	24,021

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	December 31,
	2008	2007	2006
Non-deductible expenses	10,254	14,017	1,301
Change in valuation allowance	(34,498)	39,272	—
Cancellation of allowance on asset tax for prior years(1)			31,679
Non-taxable income	(2,888)	—	—
Others	609	4,323	(5,878)

Income tax expense (benefit)	(233,694)	96,982	60,050

Effective income tax rate	35%	73%	195%

(1)
As of December 31, 2005, the Company believed it had possibilities of recovering asset tax paid in prior years, based on the results of legal proceedings initiated and the fact that the prior Asset Tax Law allowed for deduction of liabilities in computing net assets. However, during the last quarter of 2006, the conditions of the legal process changed radically and together with the changes to the Asset Tax Law, effective as from January 1, 2007, which now precludes the inclusion of liabilities in determining the asset tax base, the Company concluded that there were not enough grounds to obtain a favorable resolution, and decided to record a valuation allowance in the total amount of said tax. Asset tax is incurred at the rate of 1.25% over the net amount of certain assets only when this tax exceeds income tax payable.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2008 and 2007, the effect of deferred income tax and ESPS on the significant temporary differences is analyzed as follows:

	2008		2007
	IT	ESPS	IT	ESPS
Deferred assets:
Allowance for doubtful accounts	$39,372	—	21,775	—
Labor obligations upon retirement	6,055	2,162	2,076	741
Derivative financial instruments	2,372	—	—	—
Provisions	37,691	13,461	9,656	3,449
Tax credit carryforwards	39,272	—	39,272	—
Tax loss carryforwards	411,277	—	267,420	—

Total gross deferred assets	536,039	15,623	340,199	4,190

Less valuation allowance	184,948	14,995	129,073	3,953

Deferred assets, net	351,091	628	211,126	237

Deferred liabilities:
Prepaid expenses	13,190	628	17,269	237
Telephone network system and equipment, frequency rights, intangible assets and preoperating expenses — Net	189,787	—	291,599	—

Total gross deferred liabilities	202,977	628	308,868	237

Net deferred assets (liabilities)	$148,114	—	(97,742)	—

As of December 31, 2007, the Company made a reclassification between gross deferred tax asset on tax loss carryforwards and its corresponding valuation allowance in the amount of $20,553. In addition, on January 1, 2008, a reclassification of a deferred tax liability on telephone network system and equipment and the valuation allowance for gross deferred tax assets was made in the amount of $90,373. These reclassifications do not have any affects in the 2007 and 2008 financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Deferred income tax expense (benefit):

	2008	2007

Net change in deferred income tax asset (liability)	$(245,856)	9,046
Tax effect of deductible expenses related to the issuance of shares recorded net in the additional paid-in capital	—	37,236

Deferred income tax expense (benefit)	$(245,856)	46,282

The net change in the total valuation allowance for the year ended December 31, 2008, was a increase of $55,875. The valuation allowance as of December 31, 2008 was primarily related to net operating loss and tax credit carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax code. Based on the projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
As of December 31, 2008, the Company had accumulated tax loss carryforwards of $1,468,847, which will expire as follows:

Year of		Year of
loss	Amount	expiration

1999	$18,109	2009
2000	102,156	2010
2001	32,292	2011
2002	282,004	2012
2003	35,388	2013
2004	79,533	2014
2005	132,644	2015
2006	74,058	2016
2007	269,142	2017
2008	443,521	2018

	$1,468,847

As of December 31, 2008 the Company has recoverable AT amounting to $39,272, which will expire in 2018.
NOTE 20 — COMMITMENTS AND CONTINGENT LIABILITIES:
As of December 31, 2008, the Company had the following commitments:
a. Operating lease agreements:
The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $73,380, $51,943 and $58,489 in 2008, 2007 and 2006, respectively.
The schedule for estimated future minimum lease payments is as follows:

2009	$73,790
2010	69,590
2011	62,499
2012	58,754
2013 and thereafter:	61,146

$325,779

b. Lease agreement for the building currently housing the Company’s corporate offices.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $31,163, $27,054 and $26,037 for the years ended December 31, 2008, 2007 and 2006, respectively.
The schedule of estimated future minimum lease payments is as follows:

2009	$31,710
2010	30,910
2011	29,539
2012	22,329
2013 and thereafter:	5,636

$120,124

c. Finance lease agreements:
The Company has executed finance lease agreements with different entities regarding: telecommunications and transportation equipment. The terms of such agreements range from 18 to 36 months, with the option to purchase the leased good at reduced prices once the term is completed. The interest rate agreed in these agreements ranges from 6.9% to 10%, as per the specific conditions of each agreement.
The schedule of future minimum payments at December 31, 2008 is as follows:

2009	$4,396

Total	$4,396

d. Geographic expansion commitment:
The agreement amending the national concession agreement to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to handle a certain number of lines by the end of 2006, and sets forth a geographic expansion commitment up until 2014.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In order for the concession to remain in effect, the Company is required to comply with the capacity installation and geographic expansion commitment discussed above, among other conditions.
As of the date of issuance of the financial statements, said commitment was fully covered, with no future commitments remaining.
e. Commitment related to frequency rights:
As of December 31, 2008, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2008, as per the commitments and obligations set forth in the concessions.
f. Commitment pertaining to the sale of capacity:
In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another carrier in the amount of 2 million dollars, which was recognized at the time of the sale as an advanced collection to render this service; the term of this agreement is 13 years. As of December 31, 2008, deferred revenue amounted to 1.4 million dollars. The amortized revenue for 2008 and 2007 was $1,728 and $1,722, respectively.
In November 2007, the Company entered into an agreement for the sale of optical fiber capacity with GTM in the amount of 1.3 million dollars, which was recognized as an advanced collection to render this service; the term of this agreement is 5 years. As of December 31, 2008, deferred revenue amounted to 1.3 million dollars. The service and amortization of the revenue began in October 2008. The amortized revenue for 2008 was $680.
g. Lucent Technologies:
Telereunion is involved in a claim initiated by Lucent Technologies, Inc. for the collection of approximately 6.5 million dollars in connection with the installation of part of Telereunion’s fiber optic network. We believe that the likelihood of success of the Lucent claim is remote. Although Lucent has not initiated a formal legal proceeding against Telereunion and has only sent several letters in the attempt to collect the amount they allege is due, Telereunion initiated two legal proceedings in Mexican courts seeking (i) a declaration that the applicable statute of limitations (prescription) has expired and (ii) a declaration nullifying the document upon which Lucent bases its claim. In connection with the share purchase agreement related to the Grupo Telereunion acquisition, the Grupo VAC Investors agreed to indemnify us for any out of pocket costs we incur in connection with the resolution of the Lucent claim.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
h. Comisión Federal de Electricidad:
Telereunion was a party to a lawsuit initiated by the Mexican Federal Power Commission for $38.7 million in rents due for the 30-year lease of infrastructure, entered into on June 23, 1999, that should have been paid in advance.
On January 9, 2007, Telereunion executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunion obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. In 2006, the Grupo VAC Investors lent us $39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than $110 per month, bearing an interest rate of “Tasa de interés interbancaria de equilibrio” (TIIE) plus 300 basis points. The resulting was paid to Comisión Federal de Electricidad by Telereunion on November 27, 2008.
The remaining amount to be paid regarding this matter is recorded under “Other accounts payable”. As of December 31, 2008 and 2007 it amounted to $33,924 and $35,094, respectively.
i.	Claim brought by the Secretaría de Hacienda y Crédito Público as a result of a tax audit of Telereunion for the fiscal year 2004:
In January 2006 the tax authorities initiated audits of Telereunion on grounds of alleged omissions to pay the taxes corresponding to fiscal year 2004. These audits were concluded on September 6, 2007. On September 7, 2007 the tax authorities determined a tax obligation of Telereunion in the approximate amount of $59.4 million, due to the existence of certain differences and omissions in connection with tax returns of Telereunion.
As part of these audits, the authorities established that Telereunion was liable for a failure to pay Employees’ profit sharing in the approximate amount of $8.2 million to certain employees, in conformity with applicable laws. Pursuant to the obligations assumed by Grupo VAC under the Indemnity Agreement, since the Investors thereof agreed to indemnify Maxcom for any expenses incurred by it in that regard, no direct impact on the legal or financial condition or the operating results of Maxcom should occur. The Company has registered no liability, since in its opinion and its legal counsel is opinion, any charge against Telereunion is unlikely to occur.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 21 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS” or “NIF”, for its initials in Spanish as described below), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Through December 31, 2007 the consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 5). The reconciliation for the years ended December 31, 2006 and 2007 does not include the reversal of other adjustments to the financial statements for the effects of inflation required under MFRS because the application of inflation accounting represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes. As of January 1, 2008, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos
Recently adopted accounting standards
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Company’s results of operations and financial position.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied; with certain limited exceptions with any transition adjustment recognized as a cumulative-effect adjustment generally to the opening balance of retained earnings.
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities)
Level 3 — Prices or valuation techniques that require inputs that are unobservable (i.e., supported by little or no market activity).
Fair value
The carrying value of the Company’s short-term instruments and derivates instruments and the related fair value level under SFAS 157 is summarized as follows:

		Quoted prices	Significant
		in active	other	Significant
	Balance at	markets for identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Short-term investments(1)	1,500,270	11,702	1,488,568	—
Derivative Instruments, (net)	96,798	—	96,798

Total	$1,597,068	$11,702	$1,585,366	$—

(1)
Short-term investments are classified in the balance sheet as cash and cash equivalents. The carrying value and fair value of cash and cash equivalents as of December 31, 2008 is $1,591,405, of which $1,500,270 represents the fair value of the short term investments.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Short-term investments consists of Mexican governmental bonds which are measured using quoted prices in active markets and therefore classified as Level 1 in the fair value hierarchy. Short-term investments classified as Level 2 consist of money market mutual funds and commercial banking paper, whose fair values are obtained using observable inputs for their valuation.
Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include cross currency swaps and embedded derivatives which consist of forward contracts.
The provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 and did not have any material effect on its overall financial position or results of operations.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In February 2008, the Financial Accounting Standards Board (FASB) approved FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP No. FAS 157-2), that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. FAS 157-2 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the effect that this statement will have on its financial position and results of operations.
In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in these circumstances.
The principal differences between MFRS and U.S. GAAP are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net loss and consolidated shareholders’ equity.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The following is a summary of the adjustments to consolidated net (loss) income and consolidated shareholders’ equity, respectively:

	Years Ended December 31,
	2008	2007	2006
Net (loss) income under MFRS	$(437,763)	$36,196	$(29,267)

Adjustments:
Amortization of pre-operating expenses (a)	22,123	20,438	32,030
Capitalization of interest (b)	(112,738)	(716)	49,945
Amortization of capitalized interest (b)	(12,118)	(11,896)	(27,136)
Installation revenues and related costs (c)	(2,824)	(6,758)	858
Installation costs not charged to customers (d)	(154,716)	(60,640)	(213,247)
Debt restructuring (e)	—	—	197,006
Capitalized internal compensation cost (f)	143	143	143
Impairment charge (g)	532,315	—	—
Severance Indemnity liability (h)	2,405	(682)	(908)
Reversal of SAB 108 (j)	—	—	3,035
Recognition of deferred taxes (k)	(76,885)	184,914	—

Total US GAAP adjustments	197,705	124,803	41,726

Net (loss) income under U.S. GAAP	$(240,058)	$160,999	$12,459

Basic and diluted earnings per share:
Numerator:
Net (loss) income under U.S. GAAP	$(240,058)	$160,999	$12,459
less: preferred stock dividend(1)	—	—	(539,738)

Net (loss) income under U.S. GAAP available for common shareholders, used for basic computation	(240,058)	160,999	(527,279)
Net (loss) Income under U.S. GAAP available for common shareholders, used for dilutive computation	(240,058)	160,999	(527,279)

Denominator:
Weighted average of common shares used in basic computation (thousand)	789,819	560,176	247,853
Add: dilutive impact of stock options and warrants(2)	—	45,968	—
Weighted average of common shares used in dilutive computation (thousand)	789,819	606,144	247,853

Earnings per share, basic	(0.30)	0.29	(2.13)
Earnings per share, diluted	(0.30)	0.27	(2.13)

(1)
Earnings available to the common shareholders in 2006 were reduced for the fair value of a stock dividend paid to the preferred shareholders in the form of the Company’s common shares in the amount of $ 539.8 million. The weighted average number of shares for 2006 reflects the application of the “two-class method” specified by EITF 03-06.

(2)	According to FAS 128.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	As of December 31,
	2008	2007
Shareholders’ equity under MFRS	$4,501,169	$5,030,839

Accumulated adjustments:
Preoperating expenses (a)	(391,951)	(391,951)
Amortization of preoperating expenses (a)	336,172	314,049
Capitalization of interest (b)	8,440	121,178
Amortization of capitalized interest (b)	(64,465)	(52,347)
Installation revenues and related costs (c)	(76,805)	(73,981)
Installation costs not charged to customers (d)	(738,412)	(583,696)
Capitalized internal compensation cost (f)	(2,000)	(2,143)
Impairment charge (g)	532,315	—
Severance Indemnity liability (h)	(11,297)	(1,590)
SAB 108 initial effects (i)	7,034	7,034
SAB 108 effects for the year (j)	3,035	3,035
Recognition of deferred taxes (k)	111,420	184,914

Total U.S. GAAP adjustments	$(286,514)	$(475,498)

Shareholders’ equity under U.S. GAAP	$4,214,655	$4,555,341

Provided below is an analysis of changes in shareholders’ equity under U.S. GAAP:

	Year Ended
	December 31,
	2008	2007
Balance at the beginning of the year	$4,555,341	$1,676,612
Net (loss) income under U.S. GAAP	(240,058)	160,999
(Decrease) increase in capital stock	(7)	2,045,646
Increase in premium on issuance of shares	—	634,960
Stock option plan	(71,613)	37,124

Repurchase of shares	(20,287)	—
Severance Indemnity liability (FAS 158 effects), net of tax of $3,391	(8,721)	—

Balance at the end of the year	$4,214,655	$4,555,341
I. Explanation of reconciling items
a. Preoperating expenses -
Under the Statement C-8 “Intangibles” in MFRS, all expenses incurred while a company or a project is in the preoperating or development stages were capitalized. The Company’s operations commenced in May 1999 and capitalized expenses are being amortized on a straight-line basis for a period not exceeding 10 years. The Company has not incurred any preoperating or development expenses since 2003.
Under US GAAP, such pre-operating expenses are expensed as incurred.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
b. Capitalization of interest -
In accordance with MFRS, the Company capitalizes comprehensive cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain) incurred during the period of construction and installation of an asset. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company is amortizing capitalized interests on a straight-line basis over 10 years.
As of 2008, the Mexican economy is no longer deemed an inflationary environment, for purposes of Mexican GAAP; therefore capitalization of the comprehensive financing result in such year no longer consider any gains or losses from monetary position as result of the adoption of the new MFRS B-10 “Inflation Effects” mentioned elsewhere in this financial statement. As a result, the Company capitalized $112,738 of foreign exchange differences that must be reversed for purposes of U.S. GAAP.
Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. US GAAP does not allow the capitalization of foreign exchange rate differences.
c. Installation revenues and related costs -
Under MFRS, installation revenues and related costs are recognized immediately, when installations are charged to customers.
Under U.S. GAAP, installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers,to the extent that costs do not exceed revenues, otherwise excess costs are expensed as incurred. The Company estimated its customer relationship period to be 4 years.
d. Installation costs not charged to customers-
Under MFRS, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.
Under U.S. GAAP, installation costs not charged to customers are expensed as incurred.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
e. Debt restructuring -
Under MFRS, the difference between the old carrying value and new carrying value of the debt is taken directly to equity at the time of the restructuring and recorded as capital stock and additional paid-in capital. Debt issuance costs and the debt discount recorded due to the issuance of warrants are amortized over the original term of the corresponding debt with which it was originally issued with no adjustment at the time of restructuring.
Under U.S. GAAP, the April 2002, July 2002 and October 2004 debt restructurings qualify as troubled debt restructurings pursuant to the provisions of Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“FAS 15”).
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
For the purposes of applying the provisions of FAS 15 to the October 2004 restructuring, the exchanges of the primary and other holders were recorded as follows:
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

(b)
The other holders exchanged Old Senior Notes for New Senior Notes, which is accounted for as a modification of terms under FAS 15 due to the extension of the maturity date and the increase in total interest payments. Since the carrying amount of the Old Senior Notes on October 2004 did not exceed the total future cash payments of the New Senior Notes, no gain on the exchange with the other holders was recognized.

Interest expense on the New Senior Notes provided to other holders is determined using an effective interest rate that equates the present value of the future cash payments specified by the New Senior Notes, with the carrying amount of the Old Senior Notes.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In December 2006 and April 2007, the Company redeemed its outstanding debt related to its Old Senior Notes and its New Senior Notes (see Note 11). Under MFRS, in accordance to the Statement C-9 “Liabilities, Accruals, Contingent Assets and Liabilities and Commitments” of NIF, the Company’s management determined that the issuance of bonds in December 2006, represented new debt in accordance with the provisions specified in such Statement, thus any remaining balances for debt issuance costs in prior years, were taken to income. Under U.S. GAAP, the remaining outstanding balance of the debt restructuring was recognized in the income results.
f. Capitalized internal compensation cost -
MFRS allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002, the Company capitalized some compensation expenses in an amount of $2,856, which are being amortized on a straight-line basis over 20 years. The Company has not incurred these charges since 2003.
Under U.S. GAAP, these charges were expensed when incurred.
g. Impairment -
As of December 31, 2008, under MFRS, the carrying amount of long-lived assets was higher than the expected discounted income at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2008 amounted to $532,315. Said charge was proportionately distributed throughout the different asset classes.
Under US GAAP, an impairment test on long-lived assets requires a two-step process to determine the amount of any impairment loss to be recognized. The first step of this test requires the determination of whether the carrying amount of the long-lived asset is recoverable through the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The second step requires the determination of the amount of impairment loss to be recognized by comparing the carrying amount of the asset to its fair value. MFRS does not require a two-step impairment evaluation process for long-lived assets but rather, a direct comparison of fair value to carrying value. Under U.S. GAAP, no impairment was recognized as the carrying amount was considered to be recoverable, therefore, the impairment recognized for MFRS purposes was reversed for US GAAP purposes.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
h. Severance Indemnity liability -
MFRS requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”.
Due to the revision of NIF D-3 “Employee benefits”, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years.
In 2008 the Company adopted the NIF D-3 “Employee benefits” which provides for the elimination of any related intangible asset previously recorded

2007
Labor obligation at retirement asset as of December 31, 2006	$15,068
Labor obligation at retirement asset as of December 31, 2007	17,650

Amortization of past service cost	2,582
Amortization of variances in assumptions	(992)

Cost reduction under US GAAP*	$1,590

*	As mentioned previously, for Mexican FRS purposes the Company eliminated the related intangible asset. This effect was reversed for US GAAP purposes, resulting in a Ps. 1,590 increase in net income.
Effective December 31, 2008, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.
The accumulated effect of this standard on the Company as of December 31, 2008 is shown as follows:
Accumulated Other Comprehensive Income (AOCI) roll-forward and Comprehensive Income:

	OCI	AOCI
AOCI beginning balance at January 1, 2008

Net loss	$(240,058)

SFAS 158 effect of the year (net of deferred income tax effect of $3,391)	(8,722)

Other comprehensive income	(8,722)	$(8,722)

Comprehensive income	$(248,780)

AOCI ending balance at December 31, 2008		$(8,722)

i. Initial application of SAB 108 -
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
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

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108 (in thousands):

	Period in which the	Period in which the	Period in which the
	Misstatement	Misstatement	Misstatement
	Originated (1)	Originated (1)	Originated (1)	Adjustment recorded
	Year Ended	Year Ended	Year Ended	as of
	December 31, 2003	December 31, 2004	December 31, 2005	January 1, 2006
Labor liabilities (2)	$(15,977)	$—	$(647)	$(16,624)
Capitalized interest (3)	(4,576)	(1,310)	613	(5,273)
Increasing-debt rate (4)	—	(3,682)	(8,321)	(12,003)
Stock-option plan (5)	—	(603)	(2,890)	(3,493)
Embedded derivatives (6)	—	—	7,292	7,292
Debt restructuring (7)	—	137,597	6	137,603
Installation costs not charged (7)	—	(111,511)	1,593	(109,918)
Installation revenues and costs (8)	—	—	11,593	11,593
Other (9)	11,346	(9,534)	(3,955)	(2,143)
Deferred income taxes (10)	—	—	—	—

Impact on net income(11)	$(9,207)	$10,957	$5,284

Retained earnings(12)				$7,034

(1)	We previously quantified these errors under the roll-over method and concluded that they were immaterial, individually and in the aggregate.

(2)
We were not recognizing this difference for severance indemnity as required by U.S. generally accepted accounting principles (see reconciling item h.). As a result of this error, our severance indemnity expense was understated by $16.0 million in 2003 and by $0.6 million in 2005, no expense recognition is applicable for 2004. We recorded a $16.6 million increase in our liability for severance indemnity as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(3)
We incorrectly amortized capitalized interest expenses in 2005 and prior years. As a result of this error, our expenses were understated in 2003 by $4.6 million, in 2004 by $1.3 and overstated by $0.6 million in 2005. We recorded a $5.3 million decrease in our capitalized interest as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(4)
We were not adjusting our expenses for increasing-debt rate as required by U.S. generally accepted accounting principles to the interest method. As a result of this error, our interest expense was understated by $3.7 million in 2004 and by $8.3 million in 2005. We recorded a $12.0 million increase in our liability for interest payable as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements (see item j. below for reversal in 2006).

(5)
We were not recognizing compensation cost expense as required by U.S. generally accepted accounting principles. As a result of this error, our compensation expense was understated by $0.6 million in 2004 and by $2.9 million in 2005. We recorded a $3.5 million increase in our additional-paid in capital for stock-option plans as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

(6)
We were not recognizing the effect in income generated by embedded derivatives as required by U.S. generally accepted accounting principles. As a result of this error in both GAAPs in 2005, our income was understated by $7.3 million. We recorded a $7.3 million increase in our assets as of January 1, 2006 with a corresponding increase in retained earnings to correct these misstatements. This balance does not represent a difference between GAAPs, however for MFRS purposes this effect was immaterial for being adjusted (see item j. below for reversal in 2006).

(7)
We were incorrectly presenting the accumulated amortization related to debt restructuring and installation costs not charged to customers. As a result of both reclassification errors, our income was understated by $26.1 million in 2004 and by $1.6 million in 2005 (amounts presented net). We recorded a $27.7 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(8)
We were incorrectly recognizing the effect in income generated by the amortization installation revenues and costs. As a result of this error, our income was understated by $11.6 million in 2005. We recorded a $11.6 million increase in our assets as of January 1, 2006 with a corresponding increment in retained earnings to correct these misstatements.

(9)
We incorrectly recorded minor entries representing preoperating expenses, leasehold improvements and revenue recognition. As a result of these errors, our expense was overstated by $11.3 million in 2003 and understated by $9.5 million in 2004 and $4.0 million in 2005. We recorded a $2.2 million increase in the Company’s liabilities for these concepts as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(10)
No deferred taxes were calculated in the application of the SAB 108 as those balances would represent a deferred tax asset for the net balance to be adjusted on January 1, 2006, that is not deemed recoverable and should be fully reserved for accounting purposes.

(11)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements

(12)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.
j. Reversal of SAB 108 -
Below are disclosed entries adjusted for SAB 108 and their effect on the fiscal year:

December 31, 2006
Preoperating expenses	$(1,676)
Increasing debt rate (1)	12,003
Embedded derivatives (2)	(7,292)

$3,035

(1)	These notes were called in advance during 2006 and thus, outstanding payable balances under U.S. GAAP were eliminated.

(2)	In 2006, the Company started recognizing embedded derivatives in their local books, therefore, this reconciling item is reversed.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
k. Recognition of Deferred taxes -
This amount represents the effect in deferred income taxes over the adjustments between MFRS and U.S. GAAP when applicable.
II. Disclosures
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
b. Proforma earnings per share -
Pursuant to guidelines established in FAS 154 “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3”, the Company notes that it changed the estimate of useful lives of telephone network systems and equipment during 2007. As explained in Note 5d the Company recalculated the amount of depreciation expense related to these assets for the year 2007, which amounted to $33,231. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2007 would have been of $16,011, the effects of these changes during 2007 was a reduction of $0.03 per share, under both MFRS and U.S. GAAP.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
c. Acquisition of Sierra Comunicaciones
In 2007, under MFRS the acquisition of Sierra Comunicaciones was recognized in the books of the Company following the applicable guidance for business combinations, however for US GAAP purposes based on the characteristics of the transaction, the Company applied EITF (Emerging Issues Task Force) 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and considered the transaction to be an acquisition of a group of assets as the entity acquired was not regarded as a self-sustaining integrated set of activities and assets. This acquisition did not represent a GAAP difference as no goodwill was recognized under MFRS and excess of the purchase price over book value was allocated to the assets received.
d. Fair value
The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.
At December 31, 2008 and 2007, the fair value of the Company’s long-term debt based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments are summarized as follows:

		Quoted prices	Significant
	Fair value at	in active	other	Significant
	December 31,	markets for	observable	unobservable
	2008	identical assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)
Senior Notes(1)	$2,044,283	—	2,044,283	—

(1)	Senior notes are carried at amortized cost and their carrying value as of December 31, 2008 is $2,707,660. The $2,044,283 represents the estimated fair value of the notes. See Note 11 “Bonds Payable”.
e. Deferred income taxes -
For MFRS purposes, the Company applies NIF D-4 “Taxes on income”, which supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are: (i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings, unless identified with any other comprehensive item pending reclassification; (ii) the accounting treatment of ESPS (current and deferred) is transferred to NIF D-3. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.
FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the future tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of changes in tax rates is recognized in the income statement in the period in which the tax rates are enacted.
FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, for 2006, the Company established a valuation allowance for the amount of the deferred tax assets that the Company estimated will not result in a future tax benefit.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowance as of December 31, 2008 and 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No.109” (FIN 48). On January 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as selling, general and administrative expenses in the consolidated statements of operations.
As of January 1, 2007 and for the years ended December 31, 2008 and 2007, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its subsidiaries remain subject to examination by the local tax authorities for the tax years beginning in 2002 in Mexico and 2005 in U.S.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
Significant components of deferred income taxes under U.S. GAAP are as follows:

	SFAS 109	SFAS 109
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2008:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$39,372	—	$39,372
Labor obligations upon retirement	6,055	(1,970)	4,085
Derivative financial instruments	2,372	—	2,372
Provisions	37,691	—	37,691
Installation revenues	—	21,505	21,505
Installation costs not charged to customers	—	206,755	206,755
Tax credit carryforwards	39,272	—	39,272
Tax loss carryforwards	411,277	—	411,277

Total gross deferred tax assets	536,039	226,290	762,329
Less valuation allowance	(184,948)	—	(184,948)

Net deferred tax assets	$351,091	226,290	577,381

Deferred tax liabilities
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	$(189,787)	(114,870)	(304,657)
Prepaid expenses	(13,190)	—	(13,190)

Total gross deferred tax liabilities	(202,977)	(114,870)	(317,847)

Net deferred tax asset	$148,114	111,420	259,534

	SFAS 109	SFAS 109
	Applied to	Applied to
	MFRS	U.S. GAAP
	Balances	Balances	Total

December 31, 2007:
Deferred tax assets:
Bad debt allowance	$21,775	—	$21,775
Tax loss carry forwards	267,420	—	267,420
Accruals	51,004	—	51,004
Installation revenues	—	20,715	20,715
Installation costs not charged to customers	—	163,435	163,435
Total gross deferred tax assets	340,199	184,150	524,349
Valuation allowance	(129,073)	—	(129,073)

Net deferred tax assets	211,126	184,150	395,276

Deferred tax liabilities:
Prepaid expenses	(17,269)	—	(17,269)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses	(291,599)	764	(290,835)

Total gross deferred tax liabilities	(308,868)	764	(308,104)

Net deferred tax (liability) asset	$(97,742)	$184,914	$87,172

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
f. Cash flow information -
The statements of changes in financial position were presented for the years ended December 31, 2007 and 2006, as mentioned in Note 5.
Under U.S. GAAP, a statement of cash flows is a required component of a complete set of financial statements, which presents cash transactions, and additional information about non-cash investing and financing activities shall be disclosed.
On January 1, 2008, MFRS B-2 became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements with prospective application.
The statement of cash flows prepared in accordance with MFRS for the year ending December 31, 2008 presents substantially the same information as that required under US GAAP as interpreted by SFAS No. 95, except for certain differences in presentation.
The following price-level adjusted consolidated statement of cash flows presented for the years ended December 31, 2007 and 2006, includes the effect of inflation in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

	Year Ended December 31,
	2008	2007	2006
Operating activities:
Net (loss) income under U.S. GAAP	$(240,058)	$160,999	$12,459
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities:
Depreciation and amortization	476,813	328,269	167,721
Hedging valuation	(83,323)	(24,036)	(5,217)
Allowance for doubtful accounts	39,956	5,318	36,556
Monetary gain	—	(15,533)	(21,503)
Deferred income tax	(168,971)	(138,632)	60,051
Severance indemnity	14,669	6,434	4,642
Stock option plan	5,114	37,124	15,982
Loss on sale of fixed assets	82,496	6,166	1,369
Other		67,255	(1,000)
Foreign currency exchange gain (loss)	534,420	(47,957)	(90,781)

	661,116	385,407	180,279

Changes in operating assets and liabilities:
Accounts receivable	(227,744)	(319,003)	(321,562)
Inventory	(7,627)	2,540	(19,160)
Prepaid expenses	9,563	2,091	14,271
Other assets and liabilities	3,353	93,404	25,267

Cash flow provided by (used in) operating activities	438,861	164,439	(120,905)

Investing activities:
Acquisition of fixed assets	(1,298,619)	(1,126,022)	(772,773)
Proceeds on sale of fixed assets	4,364	(6,371)	4,428
Purchase of Telereunion, net of cash acquired	—	—	(101,173)
Purchase of Sierra, net of cash acquired	—	(33,576)	—
Acquisition of intangible assets	12,704	(79,112)	(35,370)

Cash flow used in investing activities	(1,281,551)	(1,245,081)	(904,888)

Financing activities:
Restricted cash	—	23,462	(15,179)
Capital (decrease) increase — Net of equity issuance cost	(7)	2,643,369	357,348
Cost of shares acquired for issuance upon exercise of stock options, and issuance costs	(76,727)
Bank financing and debt payments	(8,419)	131,432	(460,666)
Repurchase of shares	(20,287)	—	—
Senior notes issued — Net of debt issuance cost	—	118,214	1,650,241

Cash flow (used in) provided by financing activities	(105,440)	2,916,477	1,531,744

Effect of exchange rate changes on cash and cash equivalents	—	(35,591)	(7,878)

Net increase in cash and cash equivalents	(948,130)	1,800,244	498,073

Cash and cash equivalents at beginning of the year	2,539,535	739,291	241,218

Cash and cash equivalents at end of the year	1,591,405	2,539,535	739,291

Interest paid	$276,434	$271,973	$139,716

Income taxes paid	$7,320	$25,530	$1,396

Supplemental disclosures about non-cash activities Optical fiber and links reclassification	—	—	144,241
(Decrease) increase on fixed assets acquired Under capital lease	4,740	(50,791)	15,620

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
g. Operating income -
MFRS allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating. For the years ended 2008, 2007 and 2006, these charges were $12,616, $12,819, and $18,777, respectively.
Under U.S. GAAP, such items are considered part of operating income.
h. New U.S. GAAP accounting pronouncements -
In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. Under SFAS No. 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective beginning January 1, 2009 (the first day of fiscal 2009). SFAS No. 161 encourages comparative disclosures for earlier periods at initial adoption. The Company is currently analyzing the effect that this statement will have on its financial position and results of operations.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In April 2008, the FASB issued FSP FASB Statement (“FSP FAS”) No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”). FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.
In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the accounting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.
In December 2008, the FASB issued FSP FAS No. 132 (R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP 132 (R)-1). FSP 132 (R)-1 requires plan sponsors, to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by SFAS No. 157, Fair Value Measurements.. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
i. Subsidiary Guarantor Information
On December 20, 2006, the Company issued 150 million dollars of Senior Notes in an international offering of debt that was subsequently completed on January 10, 2007 and on September 5, 2007, with the additional issuance of 25.0 million dollars each. The Senior Notes were registered as public debt in a exchange offer on December 28, 2007, pursuant to a guarantee by certain Maxcom subsidiaries: Corporativo en Telecomunicaciones, S. A. de C. V., Maxcom Servicios Administrativos, S. A. de C. V., Outsourcing Operadora de Personal, S. A. de C. V., TECBTC Estrategias de Promoción, S. A. de C. V., Maxcom TV, S. A. de C. V., Maxcom, USA, Inc. and Sierra Comunicaciones Globales, S. A. de C. V.
Starting on January 1, 2009, Telereunión, S. A. de C. V., Sierra USA, Communications, Inc. and Telscape de México, S. A. de C. V. became guarantors of the abovementioned Senior notes.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Balance sheet as of December 31, 2008:
Cash and cash equivalents and Current restricted cash	$1,585,470	185	1,037	377	225			170	29	112	3,800		0	1,591,405
Accounts receivable — net	1,061,998	12,140	75,368	15,948	191,314	110	50	2,427	212	71,902	2,609	1,163	(476,940)	958,301
Inventory — net	40,876													40,876
Prepaid expenses	24,167	1,124	4,985	92				22		373	15			30,778
Investment in subsidiaries	341,530		8,820										(350,350)	0
Frequency rights — net	66,716													66,716
Telephone network system and Equipment net	4,503,806								11,143	139,939	8,540	20,985		4,684,413
Preoperating expenses — net	50,595						268							50,863
Intangible assets — net	209,683													209,683
Deposits	2,151	406	7		4,497					1,235	19			8,315
Prepaid expenses long term	15,381													15,381
Derivative financial instruments	105,270													105,270
Deferred taxes	90,996	864	5,931	77	16,280		1	8	3,145	29,995		817		148,114
Other assets	6,377										(20)			6,357
Total assets	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472
Total liabilities	$3,603,847	13,777	70,834	8,633	3,394	7	292	1,669	111	184,491	4,565	624	(476,941)	3,415,303

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,226,687	96	66	55	171,497	127	56	54	11,308	712,814	13,044	97,874	(1,006,991)	6,226,687
Accumulated deficit	(1,705,231)	846	25,248	7,806	37,425	(24)	(29)	904	3,110	(653,749)	(2,646)	(75,533)	656,642	(1,705,231)
Repurchase of shares	(20,287)													(20,287)

Total shareholders’ equity	4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169

Total liabilities and shareholders — equity	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Total shareholders’ equity under Mexican GAAP	$4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169
Preoperating expenses	$(391,951)													(391,951)
Amortization of preoperating expenses	336,172													336,172
Capitalization of interest	8,440													8,440
Amortization of capitalized interest	(64,465)													(64,465)
Installation revenues	(76,805)													(76,805)
Installation costs	(738,412)													(738,412)
Capitalized internal compensation cost	(2,000)													(2,000)
Impairment charge	532,315													532,315
Severance indemnity liability	(11,297)													(11,297)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	111,420													111,420

Total shareholders’ equity under US. GAAP	$4,214,655													4,214,655

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2008:
Revenues	$2,676,392	80,022	502,434	90,880				17,535	213	42,644	2,535	1,164	(730,590)	2,683,229
Operating cost and expenses	(2,581,692)	(75,630)	(424,476)	(86,651)	(11)		(11)	(16,725)	(203)	(35,321)	(2,092)	(15)	731,129	(2,491,698)
Integral (cost) income of financing	(267,025)	(126)	(1,683)	(159)	17,728			(35)	3	(16,066)	(29)	(1)		(267,393)
Other income (expenses)	(265,438)	(3,368)	(51,066)	(999)	15,284		(3)	4	3,126	(18,206)	74	(1,590)	(39,719)	(361,901)

Net (loss) income	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)

Net (loss) income for the year under Mexican GAAP	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)
Amortization of preoperating expenses	22,123													22,123
Capitalization of interest	(112,738)													(112,738)
Amortization of capitalized Interest	(12,118)													(12,118)
Installation revenues	(2,824)													(2,824)
Installation costs	(154,716)													(154,716)
Capitalized internal compensation cost	143													143
Impairment	532,315													532,315
Severance indemnity liability	2,405													2,405
Recognition at deferred taxes	(76,885)													(76,885)

Net loss (income) for the year Under U.S. GAAP	$(240,058)													(240,058)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2008:
Net (loss) income the year under U.S. GAAP	(240,058)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(240,058)

Depreciation and amortization	440,104								203	20,150	938		15,418	476,813
Other adjustments to reconcile net income to cash provided by operating activities	428,588	(852)	(1,648)	(76)	(16,280)		(1)	(8)	(3,146)	(29,995)		(817)	48,596	424,361

Net change in working capital	(213,818)	(1,258)	(25,367)	(3,053)	(19,295)	0	15	(840)	(193)	(17,409)	(1,910)	1,259	59,614	(222,255)

Resources (used in) provided by Operating activities	414,816	(1,212)	(1,806)	(58)	(2,574)	0	0	(69)	3	(54,203)	(484)	0	84,448	438,861

Resources used in financing activities	(102,692)									10,510			(13,258)	(105,440)

Resources (used in) provided by investing activities	(1,252,698)									42,320	17		(71,190)	(1,281,551)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(940,574)	(1,212)	(1,806)	(58)	(2,574)	0	0	(69)	3	(1,373)	(467)	0	(0)	(948,130)
Beginning balances	2,526,044	1,398	2,842	435	2,799		0	239	26	1,485	4,267	0	0	2,539,535

Ending balances	1,585,470	185	1,037	377	225	0	0	170	29	112	3,800	0	(0)	1,591,405

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Balance sheet as of December 31, 2007:

Cash and cash equivalents and Current restricted cash	2,526,044	1,398	2,842	435	2,799			239	1,485	4,267		26	—	2,539,535
Accounts receivable — net	742,528	6,338	53,419	11,748	170,804	110	51	1,552	16,406	14,550	2,081	19	(249,093)	770,513
Inventory — net	33,249													33,249
Prepaid expenses	49,471	339	1,966	9					9,830	15				61,630
Investment in subsidiaries	299,637		4,969										(304,606)	—
Frequency rights — net	80,930													80,930
Telephone network system and Equipment net	3,944,727								202,410	9,478	20,985	11,346		4,188,946
Preoperating expenses — net	77,634						268							77,902
Intangible assets — net	208,802													208,802
Obligations		1,890	15,760											17,650
Deposits	1,038	257	7		4,276				1,350	15				6,943
Derivative financial instruments	13,475													13,475
Other assets	9,270		5,272										(17)	14,525

Total assets	7,986,805	10,222	84,235	12,192	177,879	110	319	1,791	231,481	28,325	23,066	11,391	553,716)	8,014,100

Total liabilities	2,955,966	10,178	84,130	7,402	1,958	7	278	1,612	151,374	18,415	400	112	(248,571)	2,983,261

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,298,307	96	66	55	171,496	127	56	53	702,304	13,044	97,875	11,308	(996,480)	6,298,307

Accumulated deficit	(1,267,468)	(52)	39	4,735	4,425	(24)	(15)	126	(622,197)	(3,134)	(75,209)	(29)	691,335	(1,267,468)

Total shareholders’ equity	5,030,839	44	105	4,790	175,921	103	41	179	80,107	9,910	22,666	11,279	(305,145)	5,030,839

Total liabilities and shareholders — equity	7,986,805	10,222	84,235	12,192	177,879	110	319	1,791	231,481	28,325	23,066	11,391	(553,716)	8,014,100

Total shareholders’ equity under Mexican GAAP	5,030,839	44	105	4,790	175,921	103	41	179	80,107	9,910	22,666	11,279	(305,145)	5,030,839

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Preoperating expenses	(391,951)													(391,951)
Amortization of preoperating expenses	314,049													314,049
Capitalization of interest	121,178													121,178
Amortization of capitalized interest	(52,347)													(52,347)
Installation revenues	(73,981)													(73,981)
Installation costs	(583,696)													(583,696)
Capitalized internal compensation cost	(2,143)													(2,143)
Severance Indemnity liability	(1,590)													(1,590)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	184,914													184,914
Total shareholders’ equity under US. GAAP	4,555,341													4,555,341

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2007:
Revenues	2,339,795	56,594	409,537	78,075				3,521	42,294	6,675			(590,772)	2,345,719
Operating cost and expenses	(2,052,063)	(54,565)	(415,628)	(73,266)	(17)	(7)	(10)	(3,339)	(55,897)	(8,523)			590,234	(2,073,081)
Integral (cost) income of financing	(112,592)	(46)	1,026	(253)	391	(4)	(2)	(22)	(13,541)	(1,520)	(78)			(126,641)
Other income (expenses)	(138,944)	(890)	2,553	(1,360)	11,889			(52)	17,701	322	(400)		(620)	(109,801)

Net (loss) income	36,196	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	36,196

Net (loss) income for the year under Mexican GAAP	36,196	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	36,196

Preoperating expenses
Amortization of preoperating expenses	20,438													20,438
Capitalization of interest	(716)													(716)
Amortization of capitalized Interest	(11,896)													(11,896)
Installation revenues	(6,758)													(6,758)
Installation costs	(60,640)													(60,640)
Debt restructuring
Capitalized internal compensation cost	143													143
Severance indemnity liability	(682)													(682)
Reversal of SAB 108
Net loss (income)
Recognition at deferred taxes	184,914													184,914
Net loss (income)
For the year Under U.S. GAAP	160,999													160,999

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2007:
Net (loss) income the year under U.S. GAAP	160,999	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	160,999
Depreciation and amortization	314,601												13,668	328,269
Other adjustments to reconcile net income to cash provided by operating activities	(93,909)	414	(5,200)		(11,958)				(4,499)				11,291	(103,861)

Net change in working capital	(246,075)	(1,046)	12,734	(2,793)	(954)	11	280	121	4,273	4,527	478	93	7,383	(220,968)

Resources (used in) provided by Operating activities	135,616	461	5,022	403	(649)		268	229	(9,669)	1,481		93	31,184	164,439

Resources used in financing activities	2,913,462	3							(927)				3,939	2,916,477

Resources (used in) provided by investing activities	(1,215,275)		(3,303)				(268)		7,180	1,370		(67)	(34,718)	(1,245,081)

Effect of inflation on cash and cash equivalents	(35,186)												(405)	(35,591)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	1,798,617	464	1,719	403	(649)			229	(3,416)	2,851		26		1,800,244
Beginning balances	727,427	934	1,123	32	3,448			10	4,901	1,416			—	739,291

Ending balances	2,526,044	1,398	2,842	435	2,799	—	—	239	1,485	4,267	—	26		2,539,535

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TET	Telereunión	USA	Telscape	Elimination	Consolidated
Balance sheet as of December 31, 2006:
Cash and cash equivalents and Current restricted cash	750,889	934	1,123	32	3,448			10	4,901	1,416		—	762,753
Accounts receivable — net	439,423	30,098	220,461	45,443	167,741	114	52	673	57,386	12,833	2,159	(491,126)	485,257
Inventory — net	35,790												35,790
Prepaid expenses	64,412	264	988	10					51	15			65,740
Investment in subsidiaries	306,567		1,666									(308,233)	—
Frequency rights — net	88,374												88,374
Telephone network system and Equipment net	3,060,002								209,590	10,861	20,984		3,301,437
Preoperating expenses — net	98,340												98,340
Intangible assets — net	190,249												190,249
Obligations		1,600	13,468										15,068
Deposits	369	391	7		4,449				742	15			5,973
Deferred tax			2,393										2,393

Other assets	14,548									(18)			14,530

Total assets	5,048,963	33,287	240,106	45,485	175,638	114	52	683	272,670	25,122	23,143	(799,359)	5,065,904

Total liabilities	2,772,049	34,338	237,491	43,890	11,979	—	—	611	182,194	12,170	—	(505,732)	2,788,990

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	3,580,578	93	66	55	171,497	127	55	54	703,231	13,045	97,873	(986,096)	3,580,578

Accumulated deficit	(1,303,664)	(1,144)	2,549	1,540	(7,838)	(13)	(3)	18	(612,755)	(93)	(74,730)	692,469	(1,303,664)

Total shareholders’ equity	2,276,914	(1,051)	2,615	1,595	163,659	114	52	72	90,476	12,952	23,143	(293,627)	2,276,914

Total liabilities and Shareholders — equity	5,048,963	33,287	240,106	45,485	175,638	114	52	683	272,670	25,122	23,143	(799,359)	5,065,904

Total shareholders’ equity under Mexican GAAP	2,276,914	(1,051)	2,615	1,595	163,659	114	52	72	90,476	12,952	23,143	(293,627)	2,276,914

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TET	Telereunión	USA	Telscape	Elimination	Consolidated
Preoperating expenses	(391,951)												(391,951)
Amortization of preoperating expenses	293,611												293,611
Capitalization of interest	121,894												121,894
Amortization of capitalized interest	(40,451)												(40,451)
Installation revenues	(67,225)												(67,225)
Installation costs	(523,056)												(523,056)
Capitalized internal compensation cost	(2,285)												(2,285)
Severance Indemnity liability	(908)												(908)
SAB 108 initial effect	7,034												7,034
SAB effects for the year	3,035												3,035
Total shareholders’ equity under US. GAAP	1,676,612												1,676,612

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									ON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TET	Telereunión	USA	Telscape	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2006:
Revenues	1,716,316	45,170	338,295	63,114				907	88,308	14,171		(524,589)	1,741,692

Operating cost and expenses	(1,585,904)	(43,871)	(334,952)	(61,413)	4,455			(886)	(71,801)	(15,167)		524,589	(1,584,950)
Integral (cost) income of financing	(122,543)	10	(100)	(114)	4,360	(4)	(2)	(3)	10,488	798	(72)		(107,182)
Other income (expenses)	(37,136)	(308)	1,811	(51)	(13,742)				1	29		(29,431)	(78,827)

Net (loss) income	(29,267)	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(29,431)	(29,267)

Net (loss) income for the year under Mexican GAAP	(29,267)	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(29,431)	(29,267)

Preoperating expenses
Amortization of preoperating expenses	32,030												32,030
Capitalization of interest	49,945												49,945
Amortization of capitalized Interest	(27,136)												(27,136)
Installation revenues	858												858
Installation costs	(213,247)												(213,247)
Debt restructuring	197,006												197,006
Capitalized internal compensation cost	143												143
Severance Indemnity liability	(908)												(908)
Reversal of SAB 108	3,035												3,035

Net loss (income) for the year Under U.S. GAAP	12,459												12,459

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TET	Telereunión	USA	Telscape	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2006:
Net (loss) income the year under U.S. GAAP	12,459	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(29,431)	12,459
Depreciation and amortization	159,284											8,437	167,721
Other adjustments to reconcile net income to cash provided by operating activities	(47,558)											47,657	99

Net change in working capital	(87,032)											(214,152)	(301,184)

Resources (used in) provided by Operating activities	37,153	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(187,489)	(120,905)
Resources used in financing activities	1,326,567											205,177	1,531,744
Resources (used in) provided by investing activities	(861,744)											(43,144)	(904,888)
Effect of inflation on cash and cash equivalents	(7,560)											(318)	(7,878)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	494,416	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(25,774)	498,073
Beginning balances	233,011											8,207	241,218

Ending balances	727,427	1,001	5,054	1,536	(4,927)	(4)	(2)	18	26,996	(169)	(72)	(17,567)	739,291

j. Valuation and Qualifying Accounts -
Amounts expressed in Million of Mexican Pesos ($)

		Balance at	Charged to
		Beginning of	Cost and		Balance at End
		Period	Expenses	Deductions	of Period
Allowance for doubtful accounts	2008	$107.7	$106.3	$(52.0)	$161.9
	2007	$92.7	$63.4	$(48.4)	$107.7
	2006	$74.3	$59.6	$(41.2)	$92.7
Allowance for obsolete and slow- moving supply inventories	2008	$0.3	(0.3)	$—	$—
	2007	$0.3	—	(0.3)	$0.1
	2006	$0.3	—	—	$0.3
Allowance for obsolete and slow- moving network inventories	2008	$9.3	21.7	$(17.3)	$13.7
	2007	$10.0	—	$(0.7)	$9.3
	2006	$10.2	—	$(0.1)	$10.0

ITEM 19. EXHIBITS

1.1	*	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

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

2.3	*	Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.

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

6.1	*	Computation of earnings per share.

7.1	*	Computation of ratio earnings to fixed charges

8.1	*	Subsidiaries of the Registrant.

11.1		Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz(abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Ministry of Communications and Transportation.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
By:	/s/ Jose Antonio Solbes
José Antonio Solbes
Chief Financial Officer

DATE: June __, 2009

EXHIBIT INDEX

6.1	Computation of earnings per share.

7.1	Computation of ratio earnings to fixed charges

8.1	Subsidiaries of the Registrant.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.