Form 20-F/A
period 2008-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2009-07-02
CIK 1113306

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
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2009 (the “Original Filing”). We are filing this Amendment to include the accountants’ reports and attestation report on internal control over financial reporting required by Items 17 and 18 of Form 20-F that were inadvertently omitted from the Original Filing. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1 on Form 20-F/A under Item 19 of Part III hereof.
For purposes of this Amendment No. 1 on Form 20-F/A, and in accordance with Rule 12b-15 under the Exchange Act, Items 17, 18 and 19 of our Original Filing have been amended and restated in their entirety. Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing.

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
Consolidated Financial Statements of Maxcom Telecomunicaciones, S.A.B. de C.V. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Maxcom Telecomunicaciones, S. A. B. de C. V.:
We have audited the accompanying consolidated balance sheet of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008, in conformity with Mexican Financial Reporting Standards.
As disclosed in note 6 to the consolidated financial statements, several new Mexican Financial Reporting Standards were adopted on January 1, 2008.
As mentioned in note 5q to the consolidated financial statements, the Company carried out significant transactions with certain suppliers.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cárdenas Dosal, S. C.

/s/Manuel Jimenez Lara

Manuel Jimenez Lara
Mexico City, Mexico
June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Maxcom Telecomunicaciones, S. A. B. de C. V.:
We have audited Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Maxcom Telecomunicaciones, S. A. B. de C. V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Maxcom Telecomunicaciones, S. A. B. de C. V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheet of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008, and our report dated June 25, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal, S. C.

/s/Manuel Jimenez Lara

Manuel Jiménez Lara
Mexico City, Mexico
June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries)
We have audited the consolidated balance sheet of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2007, and the related consolidated income statements, the statements of changes in shareholders’ equity and the statements of changes in financial position for the two years ended December 31, 2007. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2007, and the consolidated results of their operations, changes in equity and changes in financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.
Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers, S. C.

/s/ Humberto Pacheco Soria

Humberto Pacheco Soria
Audit Partner
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

ITEM 19. EXHIBITS

1.1
Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation), filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 13, 2008, is incorporated herein by reference.

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

2.3
Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 13, 2008, is incorporated herein by reference.

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

6.1		Computation of earnings per share, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2009, is incorporated herein by reference.
7.1		Computation of ratio of earnings to fixed charges, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2009, is incorporated herein by reference.
8.1		Subsidiaries of the Registrant, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2009, is incorporated herein by reference.
11.1		Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.
12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).
12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).
13.1	*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing this Amendment No. 1 on Form 20-F/A and has duly caused this Amendment No. 1 on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
By:	/s/ Jose Antonio Solbes
José Antonio Solbes
Chief Financial Officer
DATE: July 1, 2009

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.