Form 20-F
period 2009-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2010-06-25
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-33750
Maxcom Telecomunicaciones, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Maxcom Telecommunications, Limited Liability Public Stock Corporation
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe
México, D.F., 01210
(Address of principal executive offices)

Antonia Gutiérrez Bonifaz
Investor Relations
Tel. + (52) 55 4770-1170
Fax. + (52) 55 5147-3820
antonia.gutierrez@maxcom.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 789,818,829 shares of Series A common stock Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Our financial statements for the years ended December 31, 2007, 2006 and 2005 are presented in constant pesos of purchasing power as of December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007. Thus, unless otherwise specified, our financial data for the years ended December 31, 2009 and 2008, is presented in millions of nominal Mexican pesos, as explained in section “Adoption of New Accounting Standards.” Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.
Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2009, which was Ps.13.06 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”
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
As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom,” mean Maxcom Telecomunicaciones, S.A.B. de C.V. and its consolidated subsidiaries. Please refer to the glossary of telecommunications terms included in the back of this Form 20-F .
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
A. Selected financial data
The following tables present selected financial information of Maxcom. We have derived the balance sheet and statement of operations data from our audited consolidated financial statements as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, including the audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements and the information contained under “Operating and Financial Review and Prospects” included elsewhere in this annual report.
Our audited consolidated financial statements for the year ended December 31, 2005 was prepared in accordance with Mexican Generally Accepted Accounting Principles which we refer to as Mexican GAAP. The financial statements for the years ended December 31, 2009, 2008, 2007 and 2006 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera which we refer to as MFRS or NIFs (for its initials in Spanish). Pursuant to MFRS and Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos or MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. Both Mexican GAAP and MFRS differ in certain respects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2009, 2008 and 2007 included under “Item 18. Financial Statements” of this annual report, for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and shareholders’ equity to U.S. GAAP.

	As of and for the Year Ended December 31,
	2009(1)		2009		2008		2007		2006		2005
	(Thousands of constant December 31, 2007 and nominal December 31, 2008 and 2009 pesos and thousands of
	U.S. dollars(1), except per share data)
Statement of Operations Data:
MFRS
Net revenues	U.S.$	196,215	Ps.	2,562,570	Ps.	2,683,229	Ps.	2,345,719	Ps.	1,741,692	Ps.	1,242,104
Operating costs and expenses:
Network operating costs		(86,627)		(1,131,353)		(1,120,167)		(976,979)		(676,977)		(414,332)
Selling, general and administrative expenses		(61,178)		(798,986)		(819,642)		(722,618)		(607,505)		(505,566)
Depreciation and amortization		(48,959)		(639,398)		(551,889)		(370,227)		(300,468)		(304,066)
Total operating costs and expenses		(196,764)		(2,569,737)		(2,491,698)		(2,069,824)		(1,584,950)		(1,223,964)
Operating (loss) income		(549)		(7,167)		191,531		275,895		156,742		18,140
Other expenses		(3,871)		(50,559)		(12,616)		(12,819)		(18,777)		(6,883)
Restructuring charges		(558)		(7,282)		(49,491)		—		—		—
Impairment of long-lived assets		—		—		(532,315)		—		—		—
Employees’ statutory profit changes		(252)		(3,292)		(1,173)		(3,257)		—		—
Other expense, net		(4,681)		(61,133)		(595,595)		(16,076)		(18,777)		(6,883)
Comprehensive financial results:
Interest expense and commissions, net		(23,127)		(302,035)		(255,662)		(232,912)		(144,032)		(109,351)
Interest gain		462		6,031		53,994		55,793		8,591		4,494
Exchange (gain) loss, net		4,417		57,687		(149,048)		4,826		(6,568)		41,902
Effects of valuation of financial instruments		(4,478)		(58,478)		83,323		20,421		13,324		(20,338)
Gain on monetary position		—		—		—		25,231		21,503		23,849
Total comprehensive financial results		(22,726)		(296,795)		(267,393)		(126,641)		(107,182)		(59,444)
Total income taxes		4,712		61,537		233,694		(96,982)		(60,050)		(28,725)
Net (loss) income		(23,243)		(303,558)		(437,763)		36,196		(29,267)		(76,912)
Earnings per share:
Basic		(0.03)		(0.38)		(0.55)		0.06		(0.07)		(0.19)
Diluted		—		—		—		0.06		(0.07)		(0.19)
U.S. GAAP
Operating (loss) income		(8,480)		(110,740)		44,139		217,182		(50,610)		(5,891)
Net (loss) income		(28,900)		(377,435)		(240,058)		160,999		12,459		185,616
Earnings per share:
Basic		(0.04)		(0.48)		(0.30)		0.29		(2.13)		0.67
Diluted		(0.04)		(0.48)		(0.30)		0.27		(2.13)		0.67
Balance Sheet Data:
MFRS
Cash and cash equivalents		75,601		987,343		1,591,405		2,539,535		739,291		241,218
Restricted cash		—		—		—		—		23,462		—
Restricted cash to long term		—		—		—		—		—		8,283
Frequency rights, net		4,569		59,674		66,716		80,930		88,374		92,960
Telephone network systems and equipment, net		378,390		4,941,770		4,684,413		4,188,946		3,157,197		2,248,685
Preoperating expenses, net		—		—		50,863		77,902		98,340		132,046
Intangible assets, net		15,255		199,224		209,683		208,802		334,489		327,701
Labor obligations upon retirement		—		—		—		17,650		15,068		15,977
Rent deposits and other assets		68,274		891,674		578,401		618,524		580,600		470,905
Total assets		575,618		7,517,576		7,916,472		8,014,100		5,065,904		3,411,377
Long-term liabilities		209,884		2,741,090		2,818,630		2,380,424		1,882,104		953,927
Total liabilities		270,091		3,357,603		3,415,303		2,983,261		2,788,990		1,485,455
Capital stock		414,261		5,410,244		5,410,244		5,410,251		3,327,482		2,963,206
Additional paid-in capital		61,912		808,566		816,443		888,056		253,096		237,114
Accumulated deficit		(156,731)		(2,046,912)		(1,705,231)		(1,267,468)		(1,303,664)		(1,274,398)
Repurchase of shares		(913)		(11,925)		(20,287)		—		—		—
Total shareholders’ equity		318,529		4,159,973		4,501,169		5,030,839		2,276,914		1,925,922
Total number of shares		789,818,829		789,818,829		789,818,829		789,818,829		482,334,778		277,224,018
U.S. GAAP
Long-term liabilities		209,884		2,741,090		2,818,630		2,380,424		1,882,104		756,921
Total Shareholders equity		294,937		3,851,883		4,214,655		4,555,341		1,676,612		1,276,860
Other Operational and Financial Data:
MFRS
Working capital(3)		36,218		473,012		447,202		281,811		29,083		(126,398)
Capital expenditures(4)		71,334		931,623		1,631,001		1,248,407		1,041,877		482,669
Ratio of earnings to fixed charges(5)		—		—		—		1.51		1.05		—
Resources arising from operating activities		53,073		693,132		446,171		303,158		87,898		322,353
Resources derived from financing activities		(29,648)		(387,205)		219,632		2,745,493		1,452,052		334,394
Resources used in investing activities		(69,678)		(909,989)		(1,613,933)		(1,248,407)		(1,041,877)		(482,669)
U.S. GAAP
Cash provided by operating activities		10,552		137,805		438,861		164,439		(120,905)		761,531
Cash provided by (used in) financing activities		(904)		(11,812)		(105,440)		2,916,477		1,531,744		103,205
Cash used in investing activities	U.S.$	(55,900)	Ps.	(730,055)	Ps.	(1,281,551)	Ps.	(1,245,081)	Ps.	(904,888)	Ps.	(470,451)
Ratio of earnings to fixed charges(5)		—		—		—		2.2		1.6		2.9

(1)
Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.06 per U.S.$1.00 reported by the Banco de México as its buying rate for pesos on December 31, 2009. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Pursuant to MFRS, financial data for all periods up to 2007 in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2007. For items in the statements of operations, restatement into December 31, 2007 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2007, for non-monetary balance sheet line items restatement into December 31, 2007 pesos is made by multiplying the relevant peso amounts at acquisition by the inflation index up to December 31, 2007. The inflation index used in this annual report for 2006 figures is 1.0405 and for 2005 is 1.0333.

(3)
Working capital is defined by us as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable) which is different from the common definition of total current assets in excess of total current liabilities.

(4)
Capital expenditures include telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position for the years ended December 31, 2007, 2006 and 2005 are net of dispositions. For the years ended December 31, 2009 and 2008 the capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(5)
Ratio of earnings to fixed charges is defined as fixed charges divided by earnings. Fixed charges are defined as the sum of: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness. Earnings are defined as the sum of: (a) pre-tax income from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest; less interest capitalized. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under MFRS was Ps.359.3 million in 2009 and Ps.721.8 million in 2008. Under U.S. GAAP, the fixed charge coverage deficiency was Ps.1,349.9 million in 2004 and Ps.395.9 million in 2008. (See Exhibit 7.1)

EXCHANGE RATES
The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on June 25, 2010 was Ps.12.70 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low

May 2010	Ps.	12.88	Ps.	12.68	Ps.	13.18	Ps.	12.25
April 2010		12.37		12.26		12.41		12.16
March 2010		12.46		12.60		12.85		12.46
February 2010		12.85		12.96		13.18		12.80
January 2010		13.00		12.83		13.07		12.65
December 2009		13.06		12.86		13.06		12.60
2009		13.06		13.57		15.37		12.60
2008		13.54		11.17		13.92		9.92
2007		10.87		10.94		11.27		10.66
2006		10.88		10.92		11.48		10.43
2005		10.71		10.93		11.40		10.41

(1)	Source: Banco de México.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.
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
Our business plan, including the expansion of our network and services, requires significant capital expenditures. In turn, our ability to fund these planned capital expenditures as well as our operating expenses and our debt service obligations will depend on our ability to develop a significantly larger customer base and increase our operating cash flows. However, we may not succeed in attracting more customers and as a result our business may not generate sufficient operating cash flows to implement our business plan or even meet our existing debt service obligations. While in recent years we have generated positive cash flows, we have had a history of negative operating cash flows under MFRS. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could inhibit the implementation of our business plan and materially harm our operating results and financial condition.
Because we have a history of losses and may continue to incur significant expenses, we cannot be certain that we will achieve profitability.
We incurred net losses of U.S.$23.2 million (Ps.303.6 million) for the year ended December 31, 2009 as compared to net losses of US$32.3 million (Ps.437.8 million) for the year ended December 31, 2008. The net losses for the year ended December 31, 2009 are mainly related to US$23.1 million (Ps.302.0 million) of interest expense. In addition in 2009 we incurred an operating loss of US$0.5 million (Ps.7.2 million). We expect to continue to incur significant capital expenditures in connection with the expansion of our network, and we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will ever achieve profitability and, if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability within the time frame expected by our investors, the market price of our securities will be adversely affected.
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
Teléfonos de México, S.A.B. de C.V., or Telmex, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1259 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.
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
We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 2.34%. An increase in customer churn could have a material negative impact on our revenue growth and in our operating income, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:
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
Our indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our senior notes due 2014 and our ability to operate our business and implement our business plan.
We are highly leveraged. As of December 31, 2009 and 2008, we had total indebtedness in the amount of Ps.2,625.2 million (U.S.$201.0 million) and Ps.2,725.9 (U.S.$201.3 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014. We will use approximately U.S.$22 million annually from our cash flows to service our senior notes due 2014. Despite our current level of indebtedness, we may be able to incur additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:
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

If we and our subsidiaries incur additional indebtedness in the future, the leverage-related risks that we now face could intensify and have a material adverse effect on business, results of operation and financial condition.
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
The indenture governing our senior notes due 2014 contains covenants that may restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in certain transactions or business activities that may be important to our growth strategy, necessary to remain competitive or otherwise important to us. The indenture restricts, among others, our ability to:
•	incur additional indebtedness;
•	pay dividends or make other distributions on our capital stock or repurchase our capital stock or subordinated indebtedness (item 16E);
•	make investments or other specified restricted payments;
•	create liens;

•	enter into mergers, consolidations, sales of substantially all of our assets and other forms of business combinations;
•	enter into change of control transactions;
•	sell assets and subsidiary stock; and
•	enter into transactions with affiliates of the following nature:
(i)
the transaction is on terms no less favorable to Maxcom or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by the Maxcom or such restricted subsidiary with an unrelated entity;

(ii)	in transactions involving in excess of U.S.$1.0 million, a majority of the disinterested directors have determined that the transaction complies with (i); and
(iii)	in transactions involving in excess of U.S.$6.0 million, Maxcom shall deliver to the trustee a fairness opinion from an investment banking firm of national standing.
If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2009, was an amount equal to U.S.$201.0 million. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.
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
In May 2009 a group of cable operators formed by Cablevision, Cablemás, Megacable and Cablevision de Monterrey launched in several cities of Mexico double and triple play service bundles under the “YOO” brand. The products offered under this brand are similar to those we currently offer and overlap in some of our service areas. Although we are not yet able to determine the full impact of this we do expect an impact in our operations and financial position as a result of a more competitive market.
Rate pressure could have a material adverse effect on our business, results of operation and our financial condition.
We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:
•	increased competition and focus by our competitors on increasing market share;
•	recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long-distance overcapacity;

•	increased participation of traditional fixed-line competitors;
•	the entrance of cable television operators into certain markets where we currently offer service; and
•	the entrance of new competitors, such as broadcasting companies or the Comisión Federal de Electricidad.
•	The merge or consolidation of some concessionaries (fix-mobile-cable) may affect market penetration
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
The Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”) is auctioning the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz spectrum segments this year 2009, which will open the market to new concessionaires that could also compete with the mobile services we provide. We cannot predict the outcome of any such auction.
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
The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2009, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover certain maintenance fees.

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

In 2008, the SCT issued a resolution lowering the Calling Party Pays tariffs per minute paid by fixed to mobile carriers appointing for 2008 Ps.0.5465, 2009 Ps.0.5060, 2010 Ps.0.4705 and 2011 Ps.0.4179 . Mobile carriers obtained a provisional injunction against such resolution. Although Maxcom is not challenging the provisional injunction, we will be beneficiated retroactively if the SCT or other carriers obtain a favorable resolution against the referred injunction.
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
The SCT launched the auctioning of the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz spectrum segments this year 2009, which will open the market to new concessionaires that could also compete with the mobile services we provide. We cannot predict the outcome of any such auction.
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
While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso depreciated relative to the U.S. dollar 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006, appreciated 0.1% in 2007, depreciated 24.6% in 2008, and appreciated 3.5% in 2009.
The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
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
In recent years, Mexico has experienced high levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 3.6% in 2009, 6.5% in 2008, 3.8% in 2007 and 4.1% in 2006. For 2010 Banco de Mexico expects the annual rate of inflation to be approximately 3.0%. High inflation rates can adversely affect us as follows:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and
•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.
Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 5.4% in 2009, 7.7% in 2008, 7.2% in 2007 and 7.2% in 2006. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.
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
A. History and development of the Company
Maxcom Telecomunicaciones, S.A.B. de C.V. is a limited liability public stock corporation (sociedad anónima bursátil de capital variable) with indefinite life, organized under the laws of Mexico, incorporated on February 28, 1996. We were originally organized under the name “Amaritel, S.A. de C.V.” We changed our legal name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999. In connection with our initial public offering, our corporate name was changed to “Maxcom Telecomunicaciones, S.A.B. de C.V.” on October 19, 2007, when we adopted the form of a public company or limited liability public stock corporation (sociedad anónima bursátil de capital variable). Our legal name is also our commercial name.
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

We commenced commercial operations on May 1, 1999. We are currently offering local, long-distance, Internet, Voice over Internet Protocol services, public telephony, paid TV, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Querétaro and San Luis Potosi.
On October 24, 2007, we completed a global initial public offering of 12,296,970 American Depositary Shares (ADSs) in the United States and 16,969,697 Ordinary Participation Certificates (Certificados de Participación Ordinarios or “CPOs” for its initials in Spanish) in Mexico. Approximately 16% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.
In connection with our initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. Upon completion of the conversion, which took place prior to the closing of the initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
The ADSs, trading under symbol “MXT” at the New York Stock Exchange Euronext (“NYSE”), were priced at US$17.50 per ADS. The CPOs, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (Bolsa Mexicana de Valores or “BMV” for its initials in Spanish), were priced at Ps$27.10. The initial public offering resulted in Maxcom received gross proceeds of approximately US$260 million.
In accordance with a report issued by The Bank Of New York, as of April 30, 2010 there were 4,663,166 ADSs being traded in the NYSE. Consequently there were approximately 280,660,723 CPOs being traded in the BMV.
In 2009, 2008 and 2007, we invested Ps.910.0 million (U.S.$69.7 million), Ps.1,613.9 million (U.S.$119.2 million) and Ps.1,248.4 million (U.S.$92.2 million), respectively, in capital expenditures, primarily for the build out of our infrastructure. In 2010, we plan to invest approximately Ps.782.0 million (U.S.$59.4 million) in capital expenditures, mainly to continue the build out our network. Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2010.
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
Mobile Telephony Market
The Mexican mobile telephony market is divided into nine regions. The SCT divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band. When the first spectrum licenses were offered, Telcel (a subsidiary of Telmex at that time), was allocated the cellular B-Band concession in each region. Competition was introduced into the market with one alternative operator per each cellular concession area. Today, cellular A-Band concessions are owned by Telefónica Móviles México, S.A., which we refer to as Telefónica Móviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9. In 1998 and 1999, various nationwide Personal Communications Services licenses were granted, however some of the new licensees were unable to provide services, as was the case of Miditel. Others were acquired by existing players, as was the case of Pegaso Telecomunicaciones (acquired by Telefónica Móviles in 2002). Currently, the main mobile telephony carriers in Mexico include:
•	Radiomóvil DIPSA, S.A. de C.V. (also known as “Telcel”) with nationwide Personal Communications Services and cellular concessions;
•
Grupo de Telecomunicaciones Mexicana, S.A. de C.V. (also known as “Movistar” or “Telefónica Móviles”) with nationwide Personal Communications Services and regional cellular (regions 1 through 4) concessions;

•	Grupo Iusacell, S.A. de C.V. (also known as “Iusacell”) with regional cellular (regions 5 through 9) and nationwide Personal Communications Services concessions;
•	Unefón, S.A.B. de C.V. (also known as “Unefón”), an affiliate of Grupo Iusacell, S.A.B. de C.V., with a nationwide Personal Communications Services concession; and
•	Nextel de México, S.A. de C.V. (also known as “Nextel”), an affiliate of NII Holdings, Inc., through enhanced specialized mobile radio licenses.
As mentioned hereinbefore, The SCT is auctioning the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz spectrum segments this year 2009, which will open the market to new concessionaires that could also compete with the mobile services we provide. We cannot predict the outcome of any such auction.

According to Pyramid Research (“Pyramid”), a well-known industry source, in 2009 mobile telephony penetration in Mexico reached 75.8% with 82.0 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 74.4% of total mobile subscribers. In 2009, total mobile revenues grew 9.7% and, according to Pyramid, revenues are expected to grow at a compound annual growth rate of approximately 4.1% between 2009 and 2011. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 91.1% of the total mobile subscriber base at the third quarter of 2009 according with Cofetel. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.
According to Pyramid, the number of mobile subscribers will continue to experience growth during the next five years. Mobile carriers are expected to add approximately 5.7 million net subscribers from 2010 through 2011. Pyramid also expects that mobile operators will increase the overall subscriber base by approximately 5.9 million net additions in 2010 alone. A stronger macroeconomic climate and intense competition, namely between Telcel and Movistar, will likely drive this growth.
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
We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides an attractive value proposition for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 345,621 as of December 31, 2009, representing a compound annual growth rate of 15.6%. We also successfully reduced our churn level from 3.0% to 2.5% during this same period.
We have a history of being the first provider in Mexico to introduce new services, including the first all-digital local switching network, the first commercial digital subscriber line broadband offering, the first Voice over Internet Protocol offering, the first “triple-play” offering (through a revenue-sharing agreement with cable television companies) of voice, data/Internet and video to residential customers, the first unbundled “quadruple-play” by adding mobile services to our “triple-play” offering through capacity leasing agreements with Telefónica Móviles and in August 2007, we launched paid TV services over our copper network using Internet Protocol, being the first Internet Protocol Television (IPTV) offering in Mexico.
We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Querétaro and San Luis Potosi. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2009, in areas covered by our networks where we own the last mile infrastructure we have achieved penetration levels (measured by homes passed) of 31% in the city of Puebla, 24% in the city of Mexico City, 20% in the city of Querétaro and in the city of San Luis Potosi 18%. We believe our business model is replicable in other cities and we plan to expand operations in other urban markets which have favorable demographics and economic conditions.
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

As of December 31, 2009, our network encompasses 751 route kilometers of metropolitan fiber optic cable and over 4,869 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Querétaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
In 2009, we invested Ps.910.0 million (U.S.$69.7 million) in capital expenditures, primarily for the build out of our infrastructure. In 2010, we plan to invest Ps.782.0 million (U.S.$59.4 million) in capital expenditures, mainly to continue the build out our network.
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
Competitive Strengths
Our business is characterized by the following strengths:
Wide Range of Service Offerings. We currently offer local and long-distance wireline voice and dial-up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel Internet Protocol video service in Puebla, entirely on our own network. We offer these services individually and in bundles including a “triple-play” of voice, broadband Internet and video. We also offer an unbundled “quadruple-play,” which includes mobile services, through capacity leasing agreements with Telefónica Móviles. We have a history of being the first provider in Mexico to introduce new services. In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions; in 2001, the first to offer digital subscriber line; in 2005, the first to offer Voice over Internet Protocol over hybrid fiber coaxial networks; in 2005, the first telecommunication carrier authorized to provide “triple-play” services through a joint venture with a cable operator; in 2006, the first telecommunication carrier authorized to provide “triple-play” services exclusively utilizing its own network; in January 2007, the first telecommunication carrier authorized to provide “quadruple-play” services; and in August 2007 we became the first carrier to provide IPTV.
History of High Penetration Rates. Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2009, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 31% in the city of Puebla, 24% in the city of Mexico City, 20% in the city of Querétaro and 18% in the city of San Luis Potosi. These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have sold approximately 57% of built lines in our network clusters within 180 days after the completion of the build out. We believe we can replicate our business model in other urban markets.

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
Valuable Last-Mile Ownership. Current Mexican telecommunications regulations do not require the wireline incumbent to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to the entry of telecommunications service providers. We built our own last-mile infrastructure and own in excess of 4,869 kilometers of broadband capable copper wire that passes by approximately 987,616 homes. We are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services and we expect will enable our product offerings to evolve with future market shifts and technology trends.
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
Seize Wireline Opportunity Created by Highly Priced Wireless Offering. Mobile wireless penetration in Mexico is approximately 72.3%, nearly triple the penetration rate of wireline telephony, according to the COFETEL. Based on an average call duration of five minutes, current per-minute pricing of prepaid wireless services (used by 91.1% of Mexican mobile users according to the COFETEL is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 4.8 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.
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
Additionally, we provide value-added services including voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also offer e-security and information technology (or “IT”) equipment support and maintenance to small- and medium-sized businesses.
In August 2007, we launched multichannel television services through an Internet Protocol Television solution in the city of Puebla. We were the first to offer these services for the residential market and now compete directly with cable television companies. Also, in September 2007, we became the first Mobile Virtual Network Operator in Mexico. A Mobile Virtual Network Operator (or “MVNO”) provides mobile services to its customers but does not have an allocation of spectrum. We currently offer these mobile services through capacity leasing arrangements with Telefónica Móviles. With this service, we expanded our product offerings and we became the first company to offer “quadruple play” in Mexico.
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

•
SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps and 4Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.
•
Paid TV services. This service provides digital television content to our residential customers over our copper network using Internet Protocol including value added features such as Video On Demand (VOD), Digital Video Recording (DVR) and interactive programming guide (EPG).

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

•
TroncalSip. This service provides sip trunks (Session Internet Protocol) for business customers that need highly reliable access to and from the public telephone network through their existing IP Private Branch Exchange. This service can be delivered through a Maxcom Internet Dedicated Access or a third party provider.

•
Hosted Contact Center. This service provides virtual agents infrastructure through a Maxcom outsourcing model to deliver software licenses and troncalsip sessions to customers that needs extra call agents . This services is oriented to call center that needs virtual infrastructure with no investment an gives them flexibility and scalability to grow their campaigns on demand.

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

•	MaxcomCel: This is our business mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.
•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls into their call centers or businesses for domestic and international toll free services.
•
SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1Mbps,2 Mbps and 4 Mbps using Asymmetric Digital Subscriber Line transmission technology over ordinary telephone lines. An Asymmetric Digital Subscriber Line provides a secure, dedicated link to the Internet or a company’s internal data network.

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

Income Distribution
The Company’s management uses information such as revenue by segment to evaluate performance, make general operating decisions and allocate resources. No intersegment revenues are applicable for the periods presented herein:

	Year Ended December 31
Segments*	2009		2008		2007
	(In millions)
Residential	Ps.	928.7	Ps.	1,055.6	Ps.	897.9
Business		788.0		809.1		648.2
Public Telephony		460.7		428.7		386.4
Wholesale		372.2		359.5		376.0
Other Revenue		12.9		30.2		37.2

Total Revenues	Ps.	2,562.5	Ps.	2,683.2	Ps.	2,345.7

*	The above segments are comprised of homogeneous customers.
The distribution by geographical location of revenue for the years ended December 31, 2009, 2008 and 2007 is as follows:
2009

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	1,448.8	Ps.	634.2	Ps.	75.5	Ps.	2,158.6
Long Distance		256.9		63.9		3.9		324.8
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		2.2		1.4		—		3.7
Capacity Leasing		75.2		—		—		75.2

Total Revenues	Ps.	1,783.5	Ps.	699.6	Ps.	79.4	Ps.	2,562.6

2008

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	1,558.0	Ps.	726.4	Ps.	20.5	Ps.	2,304.9
Long Distance		236.7		74.4		9.0		320.1
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		8.7		1.9		0.1		10.7
Capacity Leasing		47.1		—		—		47.1

Total Revenues	Ps.	1,850.9	Ps.	802.7	Ps.	29.6	Ps.	2,683.2

2007

	Metropolitan		Central
Services	Area		South		North		Total
	(In millions)
Local	Ps.	1,398.7	Ps.	517.2			Ps.	1,915.9
Long Distance		171.3		175.2	Ps.	10.3		356.8
Rent of dedicated links		0.2		0.1				0.3
Sale of equipment to customers		10.7		3.7				14.4
Capacity Leasing	Ps.	58.3						58.3

Total Revenues	Ps.	1,639.2	Ps.	696.2	Ps.	10.3	Ps.	2,345.7

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
We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.3 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 44.5 telephone lines per 100 inhabitants as of December 2009, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2009, we had 178,354 lines in service in Mexico City, representing 4.5% of all lines in service in the city according to our internal data, compared to 221,487 lines in service as of December 31, 2008.
We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.2 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 9.9% of all lines in service in the state of Puebla as of December 31, 2009 according to our internal data. As of December 31, 2009, we had 92,040 lines in service, compared to 97,118 lines in service as of December 31, 2008.
We commenced commercial operations in the city of Querétaro in November 2002. The city of Querétaro has a population of approximately 1 million people. As of December 31, 2009, we had 20,351 lines in service, representing 5.7% of all lines in service in the state of Querétaro compared to 20,951 lines in service as of December 31, 2008, according to our internal data.
We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple-play” strategy. The city of San Luis Potosi has a population of approximately 1 million people. As of December 31, 2009 we had 14,794 lines in service, representing 4.4% of all lines in service in the state of San Luis Potosi, compared to 6,322 lines in service as of December 31, 2008 according to our internal data.
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
We sell 57% of all lines built in a new cluster within 180 days after the completion of the build out. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including Voice over Internet Protocol services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.
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
Network Backbone
We own and operate 6,426 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosí, Aguascalientes, León, Irapuato, Guadalajara, Celaya, Querétaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wavelengths, each with 2.5 and 10 Gbps capacity. We have installed three dense wavelength division multiplexing systems to date.
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

Last-mile Connectivity
The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches. Our copper feeder wire is installed with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its lower cost and faster speed of deployment. For aerial deployment, we typically use electricity poles we lease from the Comisión Federal de Electricidad or CFE. We integrate fiber optic and Digital Subscriber Line Access Multiplexer facilities in the distribution plant to allow us to provide broadband services. Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers. With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed Asymmetric Digital Subscriber Line technology.
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
We use a billing system that is highly flexible and equipped to bill all commercial products that Maxcom offers, both to residential and business customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for mobile postpay subscribers. However, for mobile prepay subscribers we plan to implement a new application.
Furthermore, we’ve planned the development and transition of a new billing system in 2010, which will be generated internally in Maxcom. That system seeks to have the same flexibility and integration for invoicing all Maxcom products offered for residential and business customers, adding features that will increase the effectiveness of the billing process .
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
Alcatel Internet Protocol Television Supply Agreement
On December 15, 2006, we entered into a supply and installation agreement with Alcatel Bell, N.V. and Alcatel México, S.A. de C.V. for the supply and installation of the video over digital subscriber line systems or Internet Protocol Television systems. Pursuant to this agreement, Alcatel completed installation of Internet Protocol Television systems using the Microsoft TV platform on June 1, 2007. This system allows us to provide IPTV to our customers including video on demand capabilities. The total price for the supply and installation of the IPTV system was U.S.$10.5 million.
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
Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 1,190 sales representatives as of December 31, 2009, compared to 1,301 sales representatives as of December 31, 2008. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.
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

Customer Service
We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:
Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla, Querétaro and San Luis Potosí, 24 hours a day, seven days a week. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.
Walk-in Center. We have five walk-in centers in Mexico City, five in the city of Puebla, two in the city of Tehuacán, three in the city of Queretaro and two in the city of San Luis Potosí for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are from 8:30 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.
Centralized Trouble-Shooting Center. This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla, Querétaro Tehuacán and San Luis Potosí . This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.
Customers may access their billing statements through our website. Our website includes hyperlinks to the websites of two major Mexican banks for our customers to conveniently make payments. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, or at our walk-in centers located in Mexico City, Querétaro, Tehuacán, San Luis Potosí and the city of Puebla. We also assist our customers with new service requests and product information.
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
We do not perform credit checks on residential customers who have never had service with Maxcom, which accounts for approximately 70% of our residential customers. Instead, our sales representatives are required to verify the identity and address of such residential customers. We do perform credit checks on customers or addresses that have had service with Maxcom and have an imperfect or poor credit history (such customers represent about 30% of the residential customers).
We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly, within the four commercial billing cycles, or the three billing cycles in the case of residential customers. We process and print our bills within seven days after closing of each cycle. Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle). We recently implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.
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
Telmex
Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 77.3% of the wireline local telephony lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in its data services, resulting in a 85.6% market share of broadband access according to the 6.5 million subscribers published in their 4Q-2009 financial results and according to Cofetel’s latest published data of total broadband accounts in 2009.
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
Dish started operations at the end of 2008, attempting to serve lower income consumers where TV offerings were very limited at the moment. Their strategy was based on price and a selected content offering (this content not include Televisa).
At the end of the 1st Quarter of 2009, Dish was already offering services in 9 cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosí, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched. As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”. As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering. YOO is currently offered in 103 cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc.
Finally, Sky an incumbent DTH pay TV company launch their own new service with a low price strategy to compete in this same segment with Dish and the other Cable TV companies. This new brand called “VETV” has a limited channel offering that includes Televisa content as a differentiator against Dish.
Other competitors such as Marcatel, Bestel, Vox IP and MetroRed that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest companies offering pay television and Internet broadband access by cable with coverage in 36 cities in 12 Mexican states, 31,619 kilometers of optical fiber and more than 1.6 million customers. Since 2005, Megacable offers Internet Protocol telephony through its Megafon brand. Megacable is a strong competitor in the pay television industry. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and since 2007 Cablevision starts offering Internet Protocol telephony entering on “triple play”, currently they have 133,829 customers in service at yearend 2009. Likewise, Cablevision has more than 642,346 subscribers.
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

Employees
As of December 31, 2009, we had 2,572 employees, a 1% increase compared to 2,547 employees as of December 31, 2008. 190 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.
Facilities
We currently lease the buildings and land where our operations are carried out and our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla and Querétaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet. Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet. On our branch office in Puebla we adapted an extra 3,310 square feet to have an on-site vault. Acquisition of the extra space required us to execute a 5-year lease with respect thereto that expires on June 15, 2011. Our offices in the City of Querétaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Querétaro are comprised of 12,015 square feet. We have a branch office in Querétaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3-year term that expires on July 31, 2011. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2009, to add an on-site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, and San Luis Potosi. Additionally, we own seven portions of land in the City of Puebla that are used as part of our infrastructure.
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
Mexican Federal Power Commission (Comisión Federal de Electricidad or CFE) Litigation
In July 2006, we acquired Grupo Telereunión from the Grupo VAC Investors, a group comprised of certain members of the Vazquez family. Telereunión was a party to a lawsuit initiated by the Mexican Federal Power Commission for Ps.39.7 million in rents due for the 30-year lease of infrastructure plus interest, entered into on June 23, 1999, that should have been paid in advance.

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
The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect. As of December 31, 2009 we fulfilled all the material requirements required under the amendment, being released of any further capacity and/or geographic expansion commitments.
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
Local Interconnection
We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. As of December 31, 2009, the interconnection rate is Ps.0.1259 (U.S.$0.00975) per minute.
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
Through December 31, 2009, no material interconnection fees have been paid.
Mobile Interconnection
We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefónica Móviles and Iusacell. For more information on each of these carriers, see “Item 4 Information on the company — B. Business Overview — Industry Overview — Mobile Telephony Market.” The mobile to wireline interconnection fees with these carriers, which change on a monthly basis, were Ps.0.1072 per minute for December 2006, Ps.0.1072 per minute for December 2007, Ps.0.1299 per minute for December 2008 and Ps.0.1259 for December 2009. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps.1.54 for 2006, Ps.1.34 for 2007, Ps.1.21 for 2008, Ps.1.09 for 2009 and will be Ps.1.00 for 2010. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit through Telmex’s network may be used at a rate per minute of U.S.$0.003.
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
C. Organizational structure
Maxcom’s Mexican direct subsidiaries are Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Telscape de México, S.A. de C.V., Telereunión, S.A. de C.V. and Sierra Comunicaciones Globales, S.A. de C.V., and its indirect personnel subsidiaries are Outsourcing Operadora de Personal, S.A. de C.V., Asesores Telcoop, S.A. de C.V. and TECBTC Estrategias de Promoción, S.A. de C.V. (formerly “Técnicos Especializados en Telecomunicaciones, S.A. de C.V.”), each a Mexican variable capital corporation (sociedad anónima de capital variable) that provides corporate services to Maxcom. Maxcom owns all of the capital stock of its direct subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and by Maxcom Servicios Administrativos, S.A. de C.V. in the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Telscape de México, S.A. de C.V., Sierra Comunicaciones Globales, S.A. de C.V. and Telereunión, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders. In addition, Maxcom wholly owns two direct subsidiaries incorporated in the United States — Maxcom U.S.A., Inc. and Sierra Communications USA, Inc. — both of which are incorporated in the state of Delaware. In may 2010, we incorporated Fundación Maxcom, A.C., a Mexican nonprofit foundation that will provide social services, such as education, culture and housing aids to people in need in the areas where we serve. Fundación Maxcom is a unrestricted subsidiary and will not consolidate in our financial statements.

The following chart summarizes our corporate structure:
All of our subsidiaries are wholly-owned, directly or indirectly, by us.
All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.
In February 23, 2010 Asesores Telcoop, S.A. de C.V., was designated as new guarantor in accordance with the indenture dated December, 2006 governing our senior notes due 2014.
D. Property, plant and equipment
The majority of our assets are allocated to telephone network systems and equipment and are mainly related to or a part of our telecommunications network that as of December 31, 2009, encompasses 751 route kilometers of metropolitan fiber optic cable and over 4,869 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Querétaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.
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
All peso amounts for the year ended December 31, 2008 and henceforth are presented in nominal pesos. All peso amounts for the years ended December 31, 2006 and 2007 are presented in constant pesos up to December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007 in accordance with MFRS, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2009, which was Ps13.06 per U.S.$1.00 as reported by the Banco de México (Central Bank of México). Sums may not add due to rounding.
The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the financial statements.

Our financial statements, which appear elsewhere in this annual report for the years ended December 31, 2005 and 2004 were prepared in accordance with Mexican Generally Accepted Accounting Principles in Mexico which we refer to as Mexican GAAP. The financial statements for the years ended December 31, 2009, 2008, 2007 and 2006 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish). Pursuant to MFRS and Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. Both Mexican GAAP and MFRS differ in certain significant aspects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2009, 2008, 2007 and 2006 for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and shareholders’ equity to U.S. GAAP.
Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies — Effect of Inflation on Financial Information.” Financial statements for 2007 and prior years are expressed in constant pesos as of December 31, 2007 the last date when the restatement was made according to the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” which was replaced by NIF B-10, Effects of Inflation. The new NIF B-10, Effects of Inflation does not require the financial statements for 2008 and the following years to be restated, as long as the accumulated inflation for the last three years ended is not 26% or higher. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 3.3% in 2005, 4.1% in 2006, 3.8% in 2007, 6.5% in 2008 and 3.6% in 2009.
Recent Developments
Formation of our Board of Directors and Audit and Corporate Practices Committee.
On January 28, 2010, through a General Shareholders Meeting, the shareholders of Maxcom reelected the Board of Directors and the Audit Committee of the Company. Mr. Eduardo Vazquez was reelected as Chairman and Mr. Adrian Aguirre as Vice chairman of the Board of Directors.
On May 3, 2010 the Company announced that its shareholders have approved the designation of Mr. Eduardo Augusto José Molina Llovera as a new member of the Board.
New appointment of our Chief Executive Officer.
On January 28, 2010, the General Shareholders Meeting, amended our bylaws by accepting a foreigner as chief executive officer and appointed Mr. William Nazaret as the new Chief Executive Officer, replacing Mr. Eduardo Vazquez who was appointed as Executive President of Maxcom. Mr. William Nazaret was our Chief Operating Officer.
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

Currency Swap Transaction
The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
A. Operating Results
Devaluation and Inflation
Relative to the U.S. dollar, the peso appreciated 3.5% in 2009, depreciated 24.6% in 2008, appreciated 0.1% in 2007, depreciated 1.5% in 2006 and appreciated 4.9% in 2005. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

				Gross International
			Mexican GDP	Reserves as of the
	Inflation	Average	Annual Growth	End of Each Year
Year Ended December 31	Rate	28-day Cetes	Rate*	(Billion)

2009	3.6%	5.4%	3.5%	U.S.$	99.9
2008	6.5%	7.7%	2.8%	U.S.$	95.3
2007	3.8%	7.2%	3.3%	U.S.$	87.2
2006	4.1%	7.2%	4.8%	U.S.$	76.3
2005	3.3%	9.2%	3.0%	U.S.$	74.1

Source:	Central Bank of Mexico

*
The Central Bank of Mexico no longer publishes the Mexican GDP and/or its variations according to the calculation methodology used for the figures presented for the years ended December 2007, 2006 and 2005, hence calculation methodology for the figures for the years ended December 31, 2009 and 2008 differs.

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
As a result of the adoption of MFRS B-10, until December 31, 2007 we recorded non-cash gains or losses on net monetary position, which represent the increase or decrease of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of our senior notes due 2014 and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. This resulted in a gain to our monetary position recognized in the comprehensive financial result up until December 31, 2007.

Impact of Foreign Currency Fluctuations
Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2009, the amount of debt denominated in U.S. dollars was Ps.2,625.2 million.
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
The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.
At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
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
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2009 and 2008 have been recorded on Income Tax basis.
Capitalization of Pre-operating Expenses
All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.
For the years ended on December 31, 2008, 2007 and 2006, we recorded amortization expenses in the amounts of Ps.22.1 million, Ps.20.7 million and Ps.36.4 million, respectively, also as of December 31, 2008 we made an adjustment based on the impairment recorded of Ps.4.9 million. Accumulated amortization was Ps. 334.8 million and Ps.312.6 million as of December 31, 2008 and 2007, respectively.
Since January 1, 2009, the Company adopted the new NIF C-8 ¨Intangible Assets¨ which required the full cancelation of the remaining balance of pre-operating expenses. As a result of this change, the Company wrote off Ps.50.9 million directly against accumulated deficit.
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
Critical Accounting Policies
Applications of Critical Accounting Policies and Estimates
We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under both MFRS and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, pre-operating expenses and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. For a full description of all of our accounting policies, see notes 5 and 21 to the consolidated financial statements included in this document.
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
Fair Value of Stock Options and Warrants
Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date. The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction. We estimate fair values using option pricing models, which require the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield. Those assumptions are subjective and involve management judgment. The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation. As of December 31, 2009, we will recognize an expense of Ps.0.8 million ratably over the next two years due to our stock option plans and warrants.

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
In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2009, our provision for bad debt was Ps.233.0 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts, however, we cannot assure that we will not be required to increase the amount of this provision in the future.
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
Revenues from interconnection services are recognized on accrued basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, Maxcom or the other party is subject to a charge per minute. The allowed aforementioned percentage of imbalance was 5% during 2009, 2008 and 2007, and it was 15% during 2006.
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
Also, for the mobile telephony revenues we recognize through the suppletory application of the Emerging Issues Task Force standard 00-21 or EITF 00-21 “Revenue Arrangements with Multiple Deliverables” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephony equipment and mobile services.
Revenue from bundled services is recognized in the month in which the services are provided. Bundle revenues are distributed among voice, data, pay tv or mobile services.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.
We record an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client. Accounts handed over to our legal collection services are reserved up to 100%, or less depending on the success rate indicated by the attorney handling the account.
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
During 2009, the Company performed a technical study on the remaining useful lives of the public telephony, fiber-optic networks and IPTV (Internet Protocol Television) equipment, based on the opinion of a specialist. As a result thereof, useful lives were increased from 17 to 23 years for public telephony equipment, from 17 to 24 years for fiber-optic networks equipment and from 10 to 23 years for IPTV equipment. As a result of this change, the Company reduced depreciation charges by Ps.57.3 million related to these assets.

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
We evaluate values of long lived assets when there are events or changes that reveal an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Given the current adverse economic circumstances Maxcom has faced, there have been indicators of potential impairment which have led us to test, our long-lived assets for impairments; involving significant judgment for the determination of fair value. No impairment charges were recognized in 2009 as a result of such impairment test.
As of December 31, 2008, under MFRS the carrying amount of long-lived assets was higher than the expected discounted income at our theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2008 amounted to Ps.532.3 million. Said charge was proportionately distributed throughout the different asset classes.
Deferred Taxes
Deferred income tax and, since January 1, 2008, deferred employees’ statutory profit sharing, are accounted for under the asset and liability method. Deferred income tax and employees’ statutory profit sharing assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carry forwards. Deferred income tax and employees’ statutory profit sharing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax and employees’ statutory profit sharing assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
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
As of December 31, 2009, we had cumulative tax losses in aggregate of Ps.1,443.9 million that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
2008	Ps.	459,357	2018
2007		278,753	2017
2006		76,703	2016
2005		129,675	2015
2004		82,373	2014
2003		36,650	2013
2002		276,276	2012
2000		104,073	2010

Total	Ps.	1,443,860

Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax. Both taxes recognize the effects of inflation.

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2009 and 2008 have been recorded on the Income Tax basis.
Results of Operations
The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with MFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2009	2008	2007
Net revenues	100%	100%	100%
Operating cost and expenses:
Network operating costs	44.1	41.7	41.6
Selling, general and administrative expenses	31.2	30.5	30.9
Depreciation and amortization	25.0	20.6	15.8

Total operating cost and expenses	100.3	92.8	88.3
Operating profit (loss)	(0.3)	7.1	11.7
Other expenses:
Other expenses	(2.1)	(0.6)	(0.5)
Restructuring charges	(0.3)	(1.8)	—
Impairment of long-lived assets	—	(19.8)	—
Comprehensive cost of financing	11.6	10.0	5.4
Income tax	2.4	8.7	(4.1)

Net loss (income) for the year	11.8%	16.3%	(1.5)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues
Our net revenues decreased 4.5%, from Ps.2,683.2 million in 2008 to Ps.2,562.5 million in 2009. The decrease primarily resulted from:
•
Residential revenues represented 36.2% of total revenues during 2009, compared with 39.3% in the previous year of 2008. Revenues in the residential business reached Ps.928.7 million in 2009, a decrease of 12.0% or Ps. 127 million in comparison to Ps.1,055.6 million in 2008. The decrease in revenues is a combination of a decrease in usage charge for local, mobile and long distance by approximately Ps.119 million due to the duration and the number of calls and higher installation charges for the year which decrease by Ps.45 million. However, that was partially offset by an increase of Ps.37 million due to a larger contribution of data and TV products.

•
Commercial revenues represented 30.7% of total revenues during 2009, compared with 30.2% in 2008. Revenues in the commercial business totaled Ps.788.0 million in 2009, a decrease of 2.6% or Ps.21 million in comparison to Ps.809.1 million in the year 2008. This decrease in revenues was explained by a decrease of Ps.30 million in installation charges and a decrease of Ps.1 million in usage. However, this was partially offset by an increase of recurrent charges (rent, etc.) by Ps.10 million.

•
Public Telephony represented 17.9% of total revenues during 2009 in comparison with 16.0% in 2008. Revenues in this segment totaled Ps.460.7 million in 2009, an increase of 7.5% compared to Ps.428.7 million in 2008. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 16.8%.

•
In 2009, wholesale revenues totaled Ps.372.2 million, an increase of 3.5% in comparison to Ps.359.5 million in the same period in 2008. The increase in the wholesale business was mainly driven by higher traffic.

•
Revenue from other services accounted for 0.5% or Ps.12.9 million of total revenues in 2009 a decrease, from the Ps.30.3 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2009		2008		%
	(In millions)
Residential	Ps.	928.7	Ps.	1,055.6	(12.0)%
Commercial		788.0		809.1	(2.6)%
Public Telephony		460.7		428.7	7.5%
Wholesale		372.2		359.5	3.5%
Other Revenue		12.9		30.3	(57.4)%

Total revenues	Ps.	2,562.5	Ps.	2,683.2	(4.5)%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2009	2008	%
	(In U.S. dollars)
Monthly charges	$12.4	$17.3	(28.3)%
Usage	19.1	29.4	(35.4)%

Subtotal	31.5	46.7	(32.5)%
Non-recurring	0.4	2.0	(80)%

Total	$31.8	$48.7	(34.7)%

Total ARPU decreased 34.7% from U.S.$48.7 in 2008 to U.S.$31.8 in 2009. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 28.3% from U.S.$17.3 in 2008 to U.S.$12.4 in 2009; (ii) a 35.4% decrease in usage from U.S.$29.4 in 2008 to U.S.$19.1 in 2009; and (iii) a 80% decrease in non-recurring charges from U.S.$2.0 in 2008 to U.S.$0.4 in 2009.
Revenue Generating Units
The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2009, we added a total of 39,051 revenue generating units. As of December 31, 2009, Maxcom reported a total of 513,585 RGUs, an increase of 8.2% in comparison to the same period last year.
The following table presents a breakdown of our RGUs by type of customer at December 31, 2009 and 2008 and the percentage variation:

	At December 31
	2009	2008	%
Residential	366,001	331,368	10.5%
Commercial	81,081	84,891	(4.5)%
Public Telephony	41,393	35,415	16.8%
Wholesale lines	25,110	22,860	9.8%

Total lines	513,585	474,534	8.2%

Operating Costs and Expenses
Our operating costs and expenses increased 3.1% from Ps.2,491.7 million in 2008 to Ps.2,569.7 million in 2009. This increase was primarily the result of:
•	a Ps.29.1 million, or 3.0% increase in network operating services resulting mainly from:
•	a Ps.61.9 million higher fixed-to-mobile interconnection costs.

•	a Ps.14.9 million increase related to our paid TV content and internet services;

•	a Ps.20.9 million increase in costs related to circuit leases and ports required for our backbone and last mile connectivity as a result of the network expansion during the year;

•
This increase was partially offset by a Ps.51.6 million decrease on long distance interconnection costs as a result of lower customer usage, Ps.10.9 million lower operational cost of public telephony services and Ps.6.1 million other cost reductions.

•	a Ps.11.3 million, or 7.8% decrease in technical expenses primarily due to:
•	a Ps.1.2 million increase in costs associated with leases of sites and poles; and,

•	a Ps.12.5 million decrease in other technical expenses.
•	Installation expenses for 2009 decrease to Ps.6.7 million or 35.7%.

•	a Ps.87.5 million, or 15.9%, increase in depreciation and amortization expenses mainly related to:
•	a Ps.144.8 million increase due to new capital investments; and,

•	a Ps.57.3 million decrease due to change in useful lives of long-lived assets.
•	Selling, general and administrative expenses decreased Ps.20.6 million, or 2.5% primarily due to:
•	a Ps.15.7 million decrease in marketing expenses;

•	a Ps.9.6 million decrease in maintenance;

•	a Ps.12.4 million decrease in salaries, wages and benefits;

•	a Ps. 3.4 million decrease on external sales commissions,

•	These expenses were partially offset by Ps.20.5 million in higher bad debt reserve, leases expenses, insurance and other selling, general and administrative expenses.

Comprehensive Cost of Financing
Our comprehensive cost of financing was Ps.296.8 million in 2009, an 11.0% increase compared to Ps.267.4 million in 2008.
The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2009		2008		%
	(In millions)
Interest expense — Net	Ps.	(322.9)	Ps.	(263.7)	22.5%
Exchange gain (loss) — Net		8.0		(178.5)	95.5%
Capitalized interest		18.1		174.8	(89.6)%

Total comprehensive cost of financing	Ps.	(296.8)	Ps.	(267.4)	(11.0)%

The increase of comprehensive cost of financing was primarily due to:
•	a Ps.59.2 million or 22.5% increase in interest paid as a result of a higher average outstanding balance of debt during 2009 compared to 2008;
•
a Ps.8.0 million exchange rate gain compared to a net exchange rate loss of Ps.178.5 million recognized in the same period last year mainly due to an appreciation of the Mexican peso of 3.5% during 2009 compared with a peso depreciation of 24.6% during 2008;

•	a Ps.156.7 million lower capitalized interest mainly due to an appreciation of the Mexican peso as previously explained and a reduction on the CAPEX program for 2009.
Tax Provisions
We recorded a credit of Ps.61.5 million in taxes during 2009 mainly due to a tax benefit of the net loss of the period, compared to Ps.233.7 million registered in 2008, mainly derived from the impairment charge that was recognized in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net revenues
Our net revenues increased 14.4%, from Ps.2,345.7 million in 2007 to Ps.2,683.2 million in 2008. The increase primarily resulted from:
•
Residential revenues represented 39.3% of total revenues during 2008, compared with 38.3% in the previous year of 2007. Revenues in the residential business reached Ps.1,055.6 million in 2008, an increase of 17.6% in comparison to Ps.897.9 million in 2007. The increase was mainly driven by an increase in mobile services, residential Paid TV RGUs and data followed by voice in comparison to 2007.

•
Commercial revenues represented 30.2% of total revenues during 2008, compared with 27.6% in 2007. Revenues in the commercial business totaled Ps.809.1 million in 2008, an increase of 24.8% in comparison to Ps.648.2 million in the year 2007. This increase in revenues was explained by an increase in the average revenue per customer that we recorded and a 20% increase in the number of RGUs.

•
Public Telephony represented 16.0% of total revenues during 2008 in comparison with 16.5% in 2007. Revenues in this segment totaled Ps.428.7 million in 2008, an increase of 10.9% in compared to Ps.386.4 million in 2007. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 42.2%.

•
In 2008, wholesale revenues totaled Ps.359.5 million, a decrease of 4.4% in comparison to Ps.376.0 million in the same period in 2007. This year-over-year decrease in the Wholesale business was mainly driven by a decrease in the “on-net equal access termination rates” earlier in the year due to a more competitive market environment in particular with national calling party pays.

•
Revenue from other services accounted for 1.1% or Ps.30.3 million of total revenues in 2008, a decrease from the Ps.37.2 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2008		2007		%
	(In millions)
Residential	Ps.	1,055.6	Ps.	897.9	17.6%
Commercial		809.1		648.2	24.8%
Public Telephony		428.7		386.4	10.9%
Wholesale		359.5		376.0	(4.4)%
Other Revenue		30.3		37.2	(18.5%)

Total revenues	Ps.	2,683.2	Ps.	2,345.7	14.4%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2008	2007	%
	(In U.S. dollars)
Monthly charges	$17.3	$15.7	10.2%
Usage	29.4	29.0	1.4%
Subtotal	46.7	44.7	4.5%
Non-recurring	2.0	2.3	(13.0)%

Total	$48.7	$47.0	3.6%

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

Operating Costs and Expenses
Our operating costs and expenses increased 20.4% from Ps.2,069.8 million in 2007 to Ps.2,491.7 million in 2008. This increase was primarily the result of:
•	a Ps.134.5 million, or 16.4% increase in network operating services resulting mainly from:
•	a Ps.48.9 million higher fixed-to-mobile interconnection costs due to an increase of 18.3% in overall RGUs;

•	a Ps.36.8 million increase related to our paid TV content and internet services;

•	a Ps.24.3 million increase in costs related to circuit leases and ports required for our backbone and last mile connectivity as a result of the network expansion during the year;

•	a Ps.20.8 million higher operational cost of public telephony services due to an increase of 42.2% in RGU’s in service;

•	a Ps.17.1 million higher long distance interconnection costs as a result of increased long distance traffic related to the wholesale business; and,

•	This increase was partially offset by a Ps.13.4 million decrease in CATV network costs as we terminated our strategic alliance with Megacable during 2008.
•	a Ps.8.6 million, or 6.3% increase in technical expenses primarily due to:
•	a Ps.8.3 million increase in costs associated with leases of sites and poles; and,

•	a Ps.0.3 million increase in other technical expenses.
•	Installation expenses for 2008 amounted to Ps.18.7 million which is the same as the amount recorded in 2007.

•	a Ps.181.7 million, or 49.0%, increase in depreciation and amortization expenses mainly related to:
•	a Ps.175.6 million increase due to new capital investments; and,

•	a Ps.6.1 million increase due to MFRS inflation recognition adjustments in accordance with Standard B-10 of the NIFs.
•	Selling general and administrative expenses increased Ps.97.0 million, or 13.4% primarily due to:
•	a Ps.82.6 million increase in salaries, wages and benefits related to an increasing headcount;

•	a Ps.26.2 million increase in bad debt expense due to an increase in sales volume and customers;

•	a Ps.20.0 million increase in external commissions and external advisors;

•	a Ps.3.9 million increase in office space leases; and,

•	These expenses were partially offset by Ps.35.7 million in lower employee stock option plan, insurance and other sales, general and administrative expenses.

Comprehensive Cost of Financing
Our comprehensive cost of financing was Ps.267.4 million in 2008, an 111.2% increase compared to Ps.126.6 million in 2007.
The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2008		2007		%
	(In millions)
Interest expense — Net	Ps.	(263.7)	Ps.	(230.1)	14.6%
Exchange gain (loss) — Net		(178.5)		25.2	(808.3)%
Gain on monetary position		—		42.6	0%
Capitalized interest		174.8		35.7	389.6%

Total comprehensive cost of financing	Ps.	(267.4)	Ps.	(126.6)	111.2%

The increase of comprehensive cost of financing was primarily due to:
•	a Ps.33.6 million or 14.6% increase in interest paid as a result of a higher average outstanding balance of debt during 2008 compared to 2007;
•
a Ps.178.5 million exchange rate loss compared to a net exchange rate gain of Ps.25.2 million recognized in the same period last year mainly due to a depreciation of the Mexican peso of 24.6% during 2008 compared with a peso appreciation of 0.1% during 2007;

•
The company recorded a monetary position gain of Ps.42.6 million which does not compare to 2008 as a result in the change in the accounting standards in Mexico; inflationary accounting is not required in a low-inflationary environment; and

•	a Ps.139.1 million higher capitalized interest mainly due to an depreciation of the Mexican peso as previously explained.
Tax Provisions
Starting January 1, 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the flat rate business tax (Impuesto Empresarial a Tasa Única). We recorded a credit of Ps.233.7 million in taxes during 2008 mainly due to a tax benefit of the net loss of the period mainly derived from the impairment charge that was recognized in 2008, compared to Ps. 97.0 million in 2007.
B. Liquidity and capital resources
Financing Sources and Liquidity
Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2009, we had Ps.987.3 million (U.S.$75.6 million) of cash and cash equivalents. As of December 31, 2009 we had Ps.437.9 million (U.S.$33.5 million) in working capital as defined by us (see footnote (1) for the definition). We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.
Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps. 782.0 million (U.S.$59.5 million) of cash during 2010 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps.129.3 million (U.S.$10.4 million) as of March 31, 2010. As of December 31, 2009 the estimated cost remaining to conclude the network build out construction in progress was Ps.110.9 million and management expects to conclude them before December 31, 2010.

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
Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital1, planned capital spending and debt service requirements for 2009. From time to time we review acquisition and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any material acquisition or other strategic opportunity.
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
The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2009, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014. The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (ii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (no such stock was outstanding as of December 31, 2009) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:
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

[1]
Working capital is defined by us as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable), which is different than the common definition of total current assets in excess of total current liabilities.

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
Indebtedness
Our consolidated debt as of December 31, 2009 was Ps.2,625.2 million (U.S.$201.0 million), of which Ps.2,611.7 million (U.S.$200.0 million) was long-term debt. Ps.2,625.2 million (U.S.$201.0 million) of our consolidated debt outstanding as of December 31, 2009 was denominated in U.S. dollars. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 4.0:1.0 as of December 31, 2009. During 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of our senior notes due 2014, for the payments during period from June 2008 to December 2010.
The following table presents a breakdown of our consolidated debt for 2009 and 2008.

	As of December 31,				As of December 31,
	2009(1)				2008(2)
	Pesos		Dollars		Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	—	U.S.$	—	Ps.	4,354.0	U.S.$	321.6
Vendor financing denominated in dollars		—		—		—		—

Total vendor financing		—		—		4,354.0		321.6
Long Term Payable Bonds Denominated in U.S. Dollars:
U.S.$200 million senior notes due 2014 (U.S.$150 million issued on December 20, 2006, U.S.$25 million issued on January 10, 2007 and U.S.$25 million issued on September 5, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		2,611,740.0		200,000		2,707,660.0		200,000.0
Accrued interest		13,426.4		1,028.2		13,919.5		1,028.2
Total long term payable bonds denominated in U.S. dollars	Ps.	2,625,166.4	U.S.$	201,028.2	Ps.	2,721,579.5	U.S.$	201,028.2

(1)
Nominal pesos as of December 31, 2009. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.06 per U.S.$1.00 as reported by the Banco de México on December 31, 2009. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Constant pesos as of December 31, 2008. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.54 per U.S.$1.00 as reported by the Banco de México on December 31, 2008. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

Resources from Operating, Financing and Investing Activities
Since 2008, the NIF B-2 “Statement of cash flows”- NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are the following:
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
Accordingly, we present the statement of changes in financial position for 2007 as issued and the statement of cash flows for 2009 and 2008 under the indirect method.

	At December 31,
	2009		2008		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	693,132.0	Ps.	446,171.2	58.7%
Net resources used in investing activities		(909,989.0)		(1,613,933.0)	(153.6)%
Net resources (used in) provided by financing activities		(387,205.0)		219,632.0	(103.5)%

	At December 31, 2007
	(Thousands of nominal pesos)
Net resources provided by operating activities	Ps.	303,158.0
Net resources used in investing activities		(1,248,407.4)
Net resources provided by financing activities		2,745,493.3
Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under MFRS our earnings were insufficient to cover our fixed charges by Ps.359.3 million (U.S.$27.5 million) in 2009, Ps.721.8 million (U.S.$53.3 million) in 2008 and Ps.47.7 million (U.S.$4.4 million) in 2005.
As of December 31, 2009, we had Ps.987.3 million of cash and cash equivalents, compared to Ps.1,591.4 million in December 31, 2008.
Resources Provided by Operating Activities
For the year ended December 31, 2009, resources provided by operating activities was Ps.246.9 million higher than in 2008. This increase was mainly driven by a Ps.20.3 million increase in resources generation, as a result of Ps.306.4 million decrease, year over year, in Net loss and Ps.286.1 million decrease in non-cash items.
In addition Ps.226.6 million increase in resources were result of improvements in working capital items, as detailed below:
•	Ps.218.6 million increase in resources resulting from an increase in accounts receivable when compared to the Ps.199.0 million used in 2008 with the Ps.19.6 million generated in 2009;

•
Ps.24.1 million decrease in resources resulting from a decrease in liabilities and increase in other assets when compared to the Ps.23.6 million increase in resources provided in 2008 with the Ps.0.4 million used in resources provided in 2009; and

•	Ps.32.1 million increase in resources resulting from a decrease in inventory, when compared to the Ps.7.6 million usage in 2008 with the Ps.24.5 million generated in 2009.

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
Resources Provided by Financing Activities
For the year ended December 31, 2009, net resources generated by financing activities decreased by Ps.600.8 million compared to 2008. This decrease was mainly due to:
•	Ps.66.7 million used to the payment for the senior notes interest,
•	Ps.63.7 million generated from the stock option program in 2009;
•	Ps.4.1 million generated from the vendor financing in 2009; and
•
Ps.630.3 million decrease due to the Mexican peso appreciation during 2009, resulting in a net effect of Ps.95.9 million compared to the depreciation of the Mexican peso during 2008, resulting in a net effect of Ps.534.4 million.

•	Ps.28.6 million used from shares repurchase program and other financing activities in 2009;

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
•
Ps. 80.8 million used to pay vendor financing in 2006 compared to Ps. 12.8 million used in 2007, a Ps.68.0 million decrease. Most of our vendor financing is related to vehicles, telecommunications and office equipment; and

•
Ps.157.3 million used to pay bank financing (a Ps.78.4 million credit facility with IXE Bank and a Ps.78.9 million credit facility with Banorte Bank) and Ps.36.0 million used to pay other financing activities in 2006.

Resources Used for Investing Activities
For the year ended December 31, 2009, net resources used for investing activities decreased Ps.703.9 million. This decrease was mainly attributable to a decrease in investment in telephone equipment.
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
Capital Expenditures
Through December 31, 2009, we have invested Ps.9,370.9 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.148.9 million paid to obtain all of our frequency rights. Our 2009 capital expenditures amounted to Ps.910.0 million (U.S.$69.7 million) and our expected capital expenditures for 2010 are approximately Ps.782.0 million (U.S.59.4 million) which will be funded with the proceeds from our initial public offering and senior notes offering.

Dividend Policy
Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of our senior notes due 2014 allows us to pay cash dividends only if we meet the following conditions:
•	a minimum consolidated leverage ratio of less than 4.00 to 1.00 on or after January 1, 2008 and on or before December 31, 2009, and 3.50 to 1.00 on or after January 1, 2010;
•	a minimum fixed charge coverage ratio of 2.00 to 1.00;
•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and
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
The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated

2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	13.10%
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
For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and shareholders’ equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

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
(iv) Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in shareholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.
(v) Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.
The 2007 and prior consolidated financial statements are presented expressed in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.
Principal Differences between MFRS and U.S. GAAP
The financial information included in this annual report is prepared and presented in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP applicable to us; for a reconciliation of shareholders’ equity to U.S. GAAP as of December 31, 2009 and 2008; for a reconciliation of our net income (loss) for each of the years ended December 31, 2009, 2008 and 2007 and for a description of the principal differences in classification between the statements of changes in financial position as of December 31, 2007 and statement of cash flows as of December 31, 2009 and 2008 under MFRS and the requirements under U.S. GAAP for statements of cash flows.
Recent United States Accounting Pronouncements
Accounting Standards Codification
On July 1, 2009, FASB Accounting Standards Codification™ (ASC) became the sole source of authoritative GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company. The Company did not have any material effect on its overall financial position or results of operations.
Amendments to ASC 855, Subsequent Events (formerly FAS 165, Subsequent Events)
In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance under FASB ASC Topic 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.
ASC 810 Consolidation (FAS 167, Amendments to FASB Interpretation No. 46(R))
In June 2009, the FASB issued ASC 810, Consolidations (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). ASC 810 requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise’s involvement in a VIE. FAS 167 is effective for a company’s first reporting period beginning after November 15, 2009. Accordingly, the adoption of ASC had no impact on the Company.
EITF 08-1 Revenue Arrangements with Multiple Deliverables (included in ASC 605-25 Multiple-Element Arrangements)
On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of this new guidance, if any on its overall financial position or results of operations.

EITF 08-7, Accounting for Defensive Intangible Assets (ASC 350 — Intangibles—Goodwill & Other )
In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, Accounting for Defensive Intangible Assets” (ASC 350 — Intangibles—Goodwill & Other ). This issue summary requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. The Company did not have any material effect on its overall financial position or results of operations.
Amendments to ASC 715 (formerly FSP No. FAS 132(R)-1 Employers’ Disclosures about Pensions and Other Postretirement Benefits)
In December 2008 the FASB issued ASC 715 (formerly FASB Staff Position (FSP) No. FAS 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP No. FAS 132(R)-1)), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires employers of public an nonpublic entities to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosure requirements are effective for years ending after December 15, 2009.
The new disclosure requirements had no effect on the Company’s financial statements.
Amendments to ASC 805 Business Combinations (formerly FASB Statement No. 141(R)):
In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), now codified as FASB ASC Topic 805, Business Combinations, which replaces FAS No. 141, Business Combination. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.
This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). The Company did not have any material effect on its overall financial position or results of operations.
Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3, codified into ASC Topic 350 Intangibles — Goodwill and Other)
In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”) codified into ASC Topic 350, Intangibles — Goodwill and Other. FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company did not have any material effect on its overall financial position or results of operations.
Amendments to ASC 810 Consolidation (formerly FAS 160 Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB 51):
In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)”) codified into ASC Topic 810 Consolidation. FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company did not have any material effect on its overall financial position or results of operations.
FASB Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (codified under FASB ASC 815, Derivatives and Hedging):
In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. Statement 161 which is now codified under FASB ASC 815, requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company did not have any material effect on its overall financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the accounting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. SFAS 162 was effective November 15, 2008. The adoption of SFAS 162 did not impact our results of operations or financial condition.
In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. FSP APB 14-1 is effective for transactions occurring on or after December 15, 2008. The Company did not have any material effect on its overall financial position or results of operations.
In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company adopted the provisions of EITF 07-5 on January 1, 2009 and the common stock call options disclosed in Note 13(b) were subject to that guidance.
In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08 6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company did not have any material effect on its overall financial position or results of operations.
In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly”, FSP No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” and FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” The Company did not have any material effect on its overall financial position or results of operations.

FASB Staff Position No. 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No. 157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods. The Company did not have any material effect on its overall financial position or results of operations.
FASB Staff Position No. 115-2 and 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position’s requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No. 115 and FASB Staff Positions 115-1 and FAS 124-1. The Company did not have any material effect on its overall financial position or results of operations.
FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period. The Company did not have any material effect on its overall financial position or results of operations.
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

IFRS.- On August 27, 2008, the Securities and Exchange Commission voted to publish its long-awaited proposed Roadmap for the adoption of International Financial Reporting Standards (“IFRS”) for financial statements of U.S. public reporting companies. Should the Commission adopt the Roadmap, it will determine in 2011 whether mandatory adoption by U.S. issuers will be required beginning in 2014. In addition, the Commission may also permit early adoption of IFRS by some companies as early as 2010.
Recent Mexican Accounting Pronouncements
The CINIF has issued the following FRS, applicable for years beginning on or after January 1, 2010 or 2011, as indicated.
(a)	FRS B-5 “Segment information”— FRS B-5 is effective as of January 1, 2011. Changes as compared to superseded Bulletin B-5 “Segment Information” include the following:
•
The information to be disclosed by operating segment is that regularly used by senior management and it does not require the segmentation into primary and secondary information, nor is it to be referred to segments identified based on products or services (economic segments), geographical areas and homogeneous groups. Additionally, disclosure of information on the whole entity’s products or services geographical areas and principal clients and suppliers is required.

•	FRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.
•	FRS B-5 allows business areas in pre-operating stage to be catalogued as operating segments.
•
FRS B-5 requires disclosure by segment and separately, revenue and interest expense as well as all other components of comprehensive financial results (CFR). In specific cases, the FRS B-5 permits disclosure of net interest income.

•	FRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management in making the entity’s operating decisions.
Management estimates that the initial effects of this new FRS will not be material.
(b)	FRS B-9 “Interim financial reporting”— FRS B-9 is effective as of January 1, 2010. Changes as compared to superseded Bulletin B-9 “Interim financial reporting” include the following:
•
FRS B-9 requires that the interim financial information includes a comparative and condensed balance sheet, income statement, statement of shareholders’ equity and statement of cash flows and, for non-profit entities, it expressly requires the presentation of a statement of activities.

•
FRS B-9 establishes that the financial information at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•	FRS B-9 includes and defines new terminology.
Management estimates that the initial effects of this new FRS will not be material.
(c)	FRS C-1 “Cash and cash equivalents”— FRS C-1 supersedes Bulletin C-1 “Cash” and is effective as of January 1, 2010. The principal changes with respect to the former standard include the following:
•	FRS C-1 requires the presentation of cash and cash equivalents, restricted, within the balance sheet caption of “Cash and cash equivalents”.
•	The term “demand temporary investments” is replaced by “available demand investments”.

•	To be identified as cash equivalents, the investments should be highly liquid, for example those with original maturities of three months or less when purchased.
•	FRS C-1 includes the definition of the terms: acquisition cost, restricted cash and cash equivalents, highly liquid investments, net realizable value, nominal value and fair value.
Management estimates that the initial effects of this new FRS will not be material.
The CINIF has issued the following NIFs, effective for years beginning after January 1, 2009, early application is not permitted.
NIF B-7 “Business acquisitions”— NIF B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.
The Company did not have any material effect on its overall financial position or results of operations.
NIF B-8 “Consolidated and combined financial statements”—NIF B-8 supersedes Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:
(i) The obligation to consolidate special purpose entities (SPEs) when controlled.
(ii) The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority shareholders’ do not object to the fact that consolidated financial statements are not issued.
(iii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.
(iv) Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.
The Company did not have any material effect on its overall financial position or results of operations.
NIF C-7 “Investments in associates and other permanent investments”— NIF C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:
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
The Company did not have any material effect on its overall financial position or results of operations.
NIF C-8 “Intangible assets”— NIF C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. Main changes include:
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
The effect of the adoption of this accounting pronouncement has been disclosed in note 6 to the financial statements.
NIF D-8 “Share based payments”— NIF D-8 Establishes the valuation and accounting methods for goods or services paid for by shares. NIF D-8 is applicable to all purchases whose payments are liquidated by shares whether they are exercised through cash, shares, stock options payments or any combination of the aforementioned, excluding transactions with shareholders.
It is established within the NIF that any goods or services must be appraised at its fair value upon receipt.
Management has determined that there was no effects as a result of the adoption of this NIF based on the fact that Maxcom applied International Financial Reporting Standard (IFRS) 2 “Share based payments”, which is consistent with NIF D-8.
Accounting changes.
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
For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and shareholders’ equity. Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.
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
(iv) Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in shareholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.
(v) Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.
The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, date on which the comprehensive method for recognizing the effects of inflation was last used.

(b) NIF D-3 “Employee benefits”—NIF D-3 supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4. The principal considerations established by this NIF are:
(i) Elimination of the recognition of an additional liability and the related intangible asset or any comprehensive item as a separate element of shareholders’ equity.
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
(c) NIF D-4 “Taxes on income”— NIF D-4 supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are:
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
(d) NIF B-2 “Statement of cash flows”— NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are shown on the following page.
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
(e) NIF B-15 “Translation of foreign currencies”— NIF B-15 supersedes Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations”. The principal considerations established by this NIF are:
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
Reclassifications —
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

F. Tabular disclosure of contractual obligations
The following table summarizes our minimum payments as of December 31, 2009 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
			Less Than						More Than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In thousands of pesos)
Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,611,740.0	Ps.	—	Ps.	—	Ps.	2,611,740.0	Ps.	—
Capital (Finance) Lease Obligation		—		—		—		—		—
Vendor Financing		—		—		—		—		—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2008		—		—		—		—		—
Accounts Payable to Grupo VAC**		28,819.5		1,276.1		2,552.3		2,552.3		22,438.8
Debt Obligations Interest		1,511,309.0		315,520.0		604,188.0		591,601.0		—
Operating Lease Obligation		310,155.0		98,080.5		109,458.0		99,832.0		2,784.5
Interest to Account Payable to Grupo VAC**		34,425.9		2,975.9		5,548.3		5,010.3		20,891.3

Total	Ps.	4,496,482.4	Ps.	417,852.5	Ps.	721,746.6	Ps.	3,310,735.6	Ps.	46,147.6

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

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
On January 28, 2010, the shareholders of Maxcom reelected the members of the Board of Directors and the Audit and Corporate Practices Committee. Mr. Eduardo Vazquez was reelected as Chairman of the Board of Directors and Mr. Adrian Aguirre as Vicechairman of the Board of Directors.

Set forth below are the name, age, position and a description of the business experience of each of our directors. The business address of our directors is that of our principal office.

Name	Age	Position
Eduardo Vázquez	47	Director and Chairman of the Board
Adrián Aguirre Gómez	59	Director and Vice Chairman of the Board
Gabriel Vázquez	49	Director
Marco Provencio Muñoz *	51	Director
Rodrigo Guerra Botello *	68	Director
Jacques Gliksberg	52	Director
Lorenzo Barrera Segovia *	51	Director
Juan Jaime Petersen Farah *	51	Director
Jorge Garcia Segovia *	52	Director
Eduardo Augusto José Molina Llovera *	61	Director

*	Independent Directors pursuant to New York Stock Exchange listing standards, applicable federal U.S. securities laws including Rule 10 A-3, and the Mexican Securities Market Law.
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
Marco Provencio Muñoz, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia and Jorge Garcia Segovia are independent directors.
Set forth below is a brief biographical description of each of our directors:
Eduardo Vázquez has been a director and vice president of Maxcom since July 2006 and in December 2008 was appointed Chairman of the Board. In January, 2010, Mr. Vazquez was appointed as our Executive President. Mr. Vázquez has served as chairman of Grupo Telereunión since July 2004. Since April 2004, Mr. Vázquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Móviles. In 1990, Mr. Vázquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.
Adrián Aguirre Gómez has been a Chairman of the board of Maxcom since March 1996. In December 2008 was appointed vice president of the Board. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), Industria Cogeneradora, S.A. de C.V. Aurcana Corporation and Fundación Teletón. He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México.
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

Marco Provencio Muñoz has been a director of Maxcom since May 2001. He is a partner and head of the public relations practice at Structura, a leading economic and political consulting firm in Mexico. During 2000, Mr. Provencio served as the press secretary and the spokesman for the then Mexican President Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs and spokesman of the Treasury. Mr. Provencio also worked for three years for the Foreign Affairs Ministry. He holds an undergraduate degree in Economics from the Universidad Iberoamericana and a master’s degree in Economics and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University.
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
Jacques Gliksberg has been a director since 2002. Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organización Rescarven, C.A. (Venezuela), Crown Linen, LLC and is the president of Difusión Panorámica, S.A. de C.V. Mr. Gliksberg was a managing partner of Bank of America Equity Partners from 1994 until 2005. He is now a managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.
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
Jorge García Segovia. Mr. García was appointed director since December 2008. He is currently member of the Board of Directors of CEMEX, S.A.B. de C.V., Compañía Minera Autlán, S.A.B. de C.V., Compañía Industrial de Parras, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de México, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo León, A.C. In addition, Mr. García was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañías Cuauhtémoc, S.A. de C.V. Mr. García is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. García is also a certified financial adviser. He is also an Honorary Consul of the Slovakian Republic in Northeastern México.
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

Eduardo Augusto José Molina Llovera. Mr. Molina is a founding partner and CEO of Difusión Panorámica, S.A. de C.V., an outdoor advertising company operating nationwide in Mexico. Since 2004, he has been President of the Asociación Mexicana de Publicidad Exterior, A.C. From October 1997 to August 2001, he was CEO of Vendor, S.A. de C.V. Previously, since 1977, he held various positions in Grupo Televisa, S.A. de C.V. including Head of the Telemarketing and Promotions business and Head of Information Technologies and Data Communications. Mr. Molina holds an industrial engineering degree from the Universidad Iberoamericana and a master’s degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.
Senior Management
Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.
On January 28, 2010, the General Ordinary and Extraordinary Shareholders Meeting amended our bylaws accepting a foreigner as chief executive officer and appointed Mr. William Nazaret as the new Chief Executive Officer of Maxcom replacing Mr. Eduardo Vazquez, who was appointed Executive President of Maxcom.
Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above. The business address of our executive officers is that of our principal office.

Name	Age	Position
Eduardo Vázquez	47	Executive President
William Nazaret	49	Chief Executive Officer
José Antonio Solbes	43	Chief Financial Officer
Juvenal Gárnica	53	Chief Technology Officer
Eduardo Legorreta	44	Vice President of Commercial Sales
Roberto Matt Konigs	56	Vice President of Residential Sales
Yara Elena Maldonado Arceo	52	Vice President of Customer Services
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

Eduardo Legorreta has been the vice president of commercial sales since January 2009. Prior to joining Maxcom, Mr. Legorreta served as Telecom Sales Director and other positions in Alestra from 1996 to 2008. Alestra, in which AT&T Corp. is a shareholder offers nationwide long-distance, local and other value-added services in numerous cities, including Mexico City, Puebla and Toluca. Before then, Mr. Legorreta served as Commercial Director of Grupo ISA from 1994 to 1996. Mr. Legorreta participates in social labors in IMPULSA and HNDS Foundation. Mr. Legorreta holds a degree in Computer Science Engineering from the Universidad La Salle and a master’s degree in business administration from Instituto Panamericano de Alta Dirección de Empresas.
Roberto Matt Konigs has been vice president of residential sales since October 2009. Prior to joining Maxcom, Mr. Konigs was Director of Lexmark Mexico from 2004 until 2009. Prior to that, he was vicepresident of corporate sales for Iusacell and director of Tellabs Mexico. Mr. Konigs holds a bachelor’s degree in Industrial Engineering from Universidad Iberoamericana and a Masters Degree in Systems Design from The University of Waterloo.
Yara Elena Maldonado Arceo has been the vice president of Customer Service since October 2009. Prior to joining Maxcom, Ms. Maldonado served as Customer Service General Manager in Corporación Digitel, in Venezuela. Ms. Maldonado developed her career as a consultant, working with Arthur Andersen, Coopers & Lybrand and Ernst & Young in proyects in Venezuela and Latin America. Ms. Maldonado holds a degree in Computer Engineering from Universidad Simón Bolívar and has a master’s degree in Organizational Development from Universidad Católica Andrés Bello, both in Venezuela.
B. Compensation
The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.
We paid an aggregate of Ps.1.3 million in cash compensation to the members of our board of directors during 2009.
In 2009, our executive officers and other senior managers received aggregate compensation of approximately Ps.42.9 million, including performance bonuses. They did not receive any stock options in 2009. For more information about the options, see “— Second Executive Stock Option Plan” below.
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
As of December 31, 2009, Maxcom has reserved an aggregate amount of 575,000 shares with respect to options issued for officers due to their performance for the years of 1998, 1999 and 2000. As of December 31, 2008, 575,000 options of this plan had been granted, of which 304,502 remain to be exercised and 256,094 are fully exercisable. Options are subject to a trust established on June 20, 1999 and managed by Banco Nacional de México, S.A. The exercise price of the options granted in accordance with the First Executive Stock Option Plan ranges from U.S.$8.70 to U.S.$12.55 per option.

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
As of December 31, 2009 our board of directors and shareholders had reserved an aggregate of 11,000,000 shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors. As of December 31, 2009, options to purchase 42,382,206 shares had been granted, of which options to purchase 26,787,494 shares were fully exercisable. The exercise price of the Second Executive Stock Option Plan is U.S.$0.31 per option. The previous amounts includes options to purchase 7,569,007 shares pursuant to arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, thus becoming fully exercisable without restriction on October 2007 because of the initial public offering. The exercise price of these options is U.S.$0.01 per option.
On January 28, 2010, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders’ ratified the Executive Incentive Plan and the compensation or emoluments awarded to directors and members of our different committees. In both cases the plan is comprised of a part payable in cash and a part payable in our stock options.
Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met when they were measured on December 31, 2009.
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

C. Board practices
The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were selected at the general annual ordinary and extraordinary shareholders’ meeting held on December 5, 2008 and reelected at the general ordinary and extraordinary shareholders meeting held on January 28, 2010, except Mr. Lauro Gonzalez who has resigned to his position as member of the Board of Directors and member of the Audit and Corporate Practices Committee. At this time his positions remain vacant.
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
The audit and corporate practices committee is comprised of Jorge Garcia Segovia (who acts as Chairman of the committee), Marco Provencio Muñoz and Juan Jaime Petersen Farah, all of whom are independent under the rules of the New York Stock Exchange, Rule 10A-3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.
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
Director and Officer Indemnification and Limitation on Liability
Our bylaws provide that none of our directors, members of committees of our board of directors or officers shall be liable to us or our shareholders’ for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of our bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision. To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.
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
D. Employees
See “Item 4. Information on the Company — B. Business Overview — Our Company — Employees.”

E. Share ownership
Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of April 30, 2010.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	320,143,614	40.5%	288,143,613
Marco Viola(1)**	320,026,098	40.5%	288,026,097
Eduardo Vázquez (2)	80,396,806	10.2%	52,396,806
Jesus Gustavo Martinez (2)**	80,396,806	10.2%	52,396,806
Gabriel Vázquez (2)	80,396,806	10.2%	52,396,806
Efrain Ruvalcaba (2)**	80,396,806	10.2%	52,396,806
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Marco Provencio Muñoz	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
José Antonio Solbes	*	*	—
All executive officers and directors as a group (14 persons)	400,540,420	50.7%	340,540,419

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

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
Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of April 30, 2010.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation (1)	320,143,614	40.5%	288,143,613
Nexus Maxcom Holdings (1)	320,143,614	40.5%	288,143,613

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

(1)
Based upon information set forth in the Schedule 13G/A filed on February 10, 2010, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC, Nexus Partners I, LLC, Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,038 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,331 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

In accordance with a report issued by The Bank Of New York, as of April 30, 2010 there were 4,663,166 ADSs being traded in the NYSE, through 25 record holders.
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
Registration Rights Agreement
In connection with the termination of the securityholders agreement described above, on October 19, 2007 we entered into a registration rights agreement with certain of our shareholders, including certain entities associated with Bank of America Corporation, and the Grupo VAC Investors pursuant to which we agreed to register for sale under the Securities Act shares of our Series A common stock and/or CPOs held by them and, in the case of the shares and/or CPOs currently held by certain entities associated with Bank of America Corporation, certain of their transferees to the extent so designated by BAS Capital Funding Corporation, who we refer to as the BA Transferees, in the circumstances described below. This agreement provides some holders of our Series A common stock and/or CPOs with the right to require us to file a registration statement and provides shareholders’ who are parties to the agreement with the right to include Series A common stock and/or CPOs owned by them in a registration statement under most other circumstances. The following describes such rights and circumstances.
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

Formation of our Board of Directors and Audit and Corporate Practices Committee.
On January 28,2010, through a general shareholders meeting, the shareholders of Maxcom reelected the Board of Directors and the Audit Committee of the Company. Mr. Eduardo Vazquez was reelected as Chairman and Mr. Adrian Aguirre as Vicechairman of the Board of Directors.
New appointment of our Chief Executive Officer.
On January 28, 2010, the General Shareholders Meeting appointed Mr. William Nazaret as the new Chief Executive of Maxcom replacing Mr. Eduardo Vazquez, who was appointed as Executive President of Maxcom.
Engagement of the new Independent Auditor.
On June 30, 2008, our Board of Directors, as per recommendation of its Audit Committee, Maxcom approved the selection of KPMG Cárdenas Dosal, S.C. (“KPMG”) as the company’s independent auditor, replacing PricewaterhouseCoopers, S.C., effective July 1, 2008.
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
In connection with the recapitalization, we amended certain of our stock option plans. This amendment resulted in a compensation cost that will be recognized over the three-year requisite service period of the amended award. The cost recognized for the twelve months ended December 31, 2009 and 2008 was Ps.1.7 million and Ps.5.1 million, respectively. See “Item 10. — Additional Information — Description of Capital Stock” for a further description of our outstanding capital stock.

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
The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

	Mexican Stock Exchange				New York Stock Exchange
	(Mexican pesos per CPO)				(U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2010 (through June 21, 2010)	Ps.	12.10	Ps.	6.85	$6.58	$3.00
2009		12.40		4.20	6.49	1.70
2008		23.70		5.29	16.03	2.16
2007		31.00		19.00	19.98	12.17

Quarterly Highs and Lows:
2010:
First Quarter	Ps.	12.10	Ps.	8.20	$6.58	$4.32
Second Quarter (through June 21, 2010)		9.40		6.85	5.36	3.00
2009:
First Quarter	Ps.	8.35	Ps.	4.20	$4.26	$1.86
Second Quarter		6.90		4.51	3.50	1.70
Third Quarter		7.50		4.95	3.99	2.52
Fourth Quarter		12.40		6.00	6.49	3.14
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter		23.70		16.10	16.03	9.44
Third Quarter		18.91		11.00	12.75	7.01
Fourth Quarter		12.86		5.29	8.00	2.16
2007:
Fourth Quarter (beginning October 19, 2007)	Ps.	31.00	Ps.	19.00	$19.98	$12.17
Monthly 2010:
January	Ps.	12.10	Ps.	9.50	$6.58	$4.92
February		10.85		9.60	5.87	5.00
March		10.55		8.20	5.86	4.32
April		9.40		8.00	4.36	4.45
May		8.40		6.85	4.64	3.00
June (through June 21, 2010)		8.45		7.26	4.50	3.95

	Mexican Stock Exchange				New York Stock Exchange
	(Mexican pesos per CPO)				(U.S. dollars per ADS)
	High		Low		High	Low
Monthly 2009:
January	Ps.	8.35	Ps.	6.20	$4.26	$3.03
February		7.50		5.80	3.43	2.74
March		6.19		4.20	2.90	1.86
April		6.50		4.55	3.06	2.13
May		6.90		4.51	3.50	1.70
June		6.53		5.06	3.45	2.61
July		5.80		4.95	3.04	2.52
August		7.28		4.99	3.87	2.65
September		7.50		6.10	3.99	3.07
October		7.60		6.00	4.04	3.14
November		8.70		6.04	4.67	3.20
December		12.40		8.45	6.49	4.02
2008:
January	Ps.	19.94	Ps.	16.50	$12.90	$9.89
February		20.39		18.53	13.25	11.76
March		19.28		17.29	12.52	11.02
April		19.20		16.38	12.53	9.44
May		21.80		16.10	14.66	10.61
June		23.70		17.51	16.03	11.79
July		18.91		14.10	12.75	9.73
August		14.54		11.05	10.02	7.60
September		14.39		11.00	9.56	7.01
October		12.86		5.80	8.00	2.52
November		8.90		5.29	5.03	2.16
December		9.00		7.16	4.66	3.55
2007:
October (beginning October 19, 2007)	Ps.	31.00	Ps.	26.60	$19.98	$17.01
November		27.70		22.67	18.80	14.35
December		26.32		19.00	17.83	12.17
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
The following table sets forth our capital structure as of December 31, 2009:

		% of Total
	Number	Capital
Class of Shares	of Shares	Structure
Series A common stock	789,818,829	100%
Total	789,818,829	100%
We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of December 31, 2009, we have issued neutral investment shares representing approximately 91.65% of our total capital stock. Our Series A common stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock.
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
Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2009.
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
Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax (payable by the Company) at a rate of 30% over the grossed up paid dividend. . Dividends paid from distributable earnings, after the corporate tax has been paid with respect to these earnings, are not subject to this corporate-level tax at the moment of distribution.
As of December 31, 2009, we had not accumulated distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.
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

•
the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed a certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its re-designation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.

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
Given that the license granted to Telereunión to operate as a long distance carrier and value-added service provider in 1998, duplicates the authorized services in the concession granted to Maxcom in 1996, Maxcom decided to sell Telereunion’s concession by ceding its rights and obligations to Qualtel, S.A. de C.V., in exchange of USD$2 million. The operation was authorized by the SCT and was closed in 2007.
Senior Notes due 2014
On December 20, 2006, Maxcom completed a private placement of U.S.$150 million aggregate principal amount of senior notes due 2014. On each of January 10, 2007 and September 5, 2007, Maxcom completed a supplemental private placement of U.S.$25 million aggregate principal amount of senior notes due 2014. The notes accrue interest at 11% per annum payable semi-annually in June and December of each year and mature on December 15, 2014. The senior notes due 2014 are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee. The indenture governing our senior notes due 2014 contains certain covenants that among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 28, 2007 the senior notes due 2014 were exchanged for substantially identical securities that have been registered under the U.S. Securities Act of 1933. The terms of the new senior notes due 2014 issued in the exchange offer were substantially identical to the outstanding senior notes due 2014, except that the transfer restrictions and registration rights relating to the outstanding senior notes due 2014 do not apply to the new senior notes.
Currency Swap Agreement
The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014. At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
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
As discussed above, the rules governing foreign tax credits are very complex. In addition, the Obama administration recently proposed, and Congress is considering, several significant changes to the foreign tax credit rules, which if enacted could change the consequences discussed above. You should consult your tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.
New Legislation Affecting Taxation of Net Investment Income of Certain U.S. Holders
Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on interest, dividends and capital gains, for taxable years beginning after December 31, 2012. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the notes, CPOs and ADSs.
Information Reporting and Backup Withholding
A noteholder may be subject to information reporting and/or backup withholding with respect to payments on the senior notes or the gross proceeds from a sale or other disposition of the senior notes if, in either case, a payment is made to you within the United States or by a U.S. payor or U.S. middleman. Backup withholding may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding.
New Legislation Affecting Taxation of Notes, CPOs and ADSs Held By or Through Foreign Entities
Recently enacted legislation will generally impose a withholding tax of 30% on certain payments of U.S.-source interest and dividend income and certain payments of the gross proceeds of a disposition of an asset that is of a type that can produce U.S.-source interest or dividend income paid, in each case, after December 31, 2012 to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on any such payments to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. We expect that interest payments on the senior notes and dividend income received with respect to CPOs or ADSs will be treated as non-U.S.-source income and accordingly do not expect the legislation to apply to these payments or to payments of the gross proceeds of a disposition of senior notes, CPOs or ADSs. However, the 30% withholding tax under the legislation can be extended to payments of non-U.S. interest or dividend income, and to payments of the gross proceeds of a disposition of assets that are of a type that can produce non-U.S.-source interest or dividend income, if the U.S. Secretary of the Treasury so determines, in which case the 30% withholding tax under the legislation could apply. In addition, the legislation generally does not generally apply to payments made on obligations outstanding on March 18, 2012, even if those payments are made after December 31, 2012, although in certain cases the legislation may apply to these payments. Under certain circumstances, a non-United States holder of our notes, CPOs or ADSs might be eligible for a refund or credit of withholding taxes imposed by the legislation, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such a refund or credit. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our notes, CPOs and ADSs.
IRS Circular 230 Disclosure:
To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.
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
New Legislation Affecting Taxation of Notes, CPOs and ADSs Held By or Through Foreign Entities
Recently enacted legislation will generally impose a withholding tax of 30% on certain payments of U.S.-source interest and dividend income and certain payments of the gross proceeds of a disposition of an asset that is of a type that can produce U.S.-source interest or dividend income paid, in each case, after December 31, 2012 to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on any such payments to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. We expect that interest payments on the senior notes and dividend income received with respect to CPOs or ADSs will be treated as non-U.S.-source income and accordingly do not expect the legislation to apply to these payments or to payments of the gross proceeds of a disposition of senior notes, CPOs or ADSs. However, the 30% withholding tax under the legislation can be extended to payments of non-U.S. interest or dividend income, and to payments of the gross proceeds of a disposition of assets that are of a type that can produce non-U.S.-source interest or dividend income, if the U.S. Secretary of the Treasury so determines, in which case the 30% withholding tax under the legislation could apply. In addition, the legislation generally does not generally apply to payments made on obligations outstanding on March 18, 2012, even if those payments are made after December 31, 2012, although in certain cases the legislation may apply to these payments. Under certain circumstances, a non-United States holder of our notes, CPOs or ADSs might be eligible for a refund or credit of withholding taxes imposed by the legislation, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such a refund or credit. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our notes, CPOs and ADSs.
IRS Circular 230 Disclosure:
To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.

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

In addition, the Obama administration recently proposed, and Congress is considering, several significant changes to the foreign tax credit rules and the Obama administration also proposed to extend the period for which certain dividends are subject to U.S. federal income tax at the long-term capital gains rate, which if enacted could change the consequences discussed above. You should consult your tax advisors concerning the taxation of dividends and concerning the availability of foreign tax credits with respect to any Mexican tax imposed with respect to distributions of cash or property with respect to the CPOs or ADSs.
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
If you hold CPOs or ADSs in any year in which we are a PFIC, you will be subject to special reporting requirements.
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
New Legislation Affecting Taxation of Net Investment Income of Certain U.S. Holders
Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on interest, dividends and capital gains, for taxable years beginning after December 31, 2012. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the notes, CPOs and ADSs.
U.S. Information Reporting and Backup Withholding.
Dividend payments with respect to CPOs or ADSs and proceeds from the sale, exchange or redemption of CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
New Legislation Affecting Taxation of Notes, CPOs and ADSs Held By or Through Foreign Entities
Recently enacted legislation will generally impose a withholding tax of 30% on certain payments of U.S.-source interest and dividend income and certain payments of the gross proceeds of a disposition of an asset that is of a type that can produce U.S.-source interest or dividend income paid, in each case, after December 31, 2012 to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on any such payments to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. We expect that interest payments on the senior notes and dividend income received with respect to CPOs or ADSs will be treated as non-U.S.-source income and accordingly do not expect the legislation to apply to these payments or to payments of the gross proceeds of a disposition of senior notes, CPOs or ADSs. However, the 30% withholding tax under the legislation can be extended to payments of non-U.S. interest or dividend income, and to payments of the gross proceeds of a disposition of assets that are of a type that can produce non-U.S.-source interest or dividend income, if the U.S. Secretary of the Treasury so determines, in which case the 30% withholding tax under the legislation could apply. In addition, the legislation generally does not generally apply to payments made on obligations outstanding on March 18, 2012, even if those payments are made after December 31, 2012, although in certain cases the legislation may apply to these payments. Under certain circumstances, a non-United States holder of our notes, CPOs or ADSs might be eligible for a refund or credit of withholding taxes imposed by the legislation, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such a refund or credit. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our notes, CPOs and ADSs.
IRS Circular 230 Disclosure:
To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.
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
U.S. Information Reporting and Backup Withholding.
Dividend payments with respect to CPOs or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding if such dividend payments are treated as made within the U.S. Proceeds from the sale, exchange or redemption of CPOs or ADSs may also be subject to information reporting to the IRS and possible U.S. backup withholding if a Non-U.S. Holder holds or sells the CPOs or ADSs through a U.S., or U.S.-related, broker or financial institution, or through the U.S. office of a non-U.S. broker or financial institution. Backup withholding will not apply, however, to a non-U.S. Holder that establishes an exemption from information reporting and backup withholding by certifying such holder’s foreign status on an appropriate IRS Form W-8.
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
New Legislation Affecting Taxation of Notes, CPOs and ADSs Held By or Through Foreign Entities
Recently enacted legislation will generally impose a withholding tax of 30% on certain payments of U.S.-source interest and dividend income and certain payments of the gross proceeds of a disposition of an asset that is of a type that can produce U.S.-source interest or dividend income paid, in each case, after December 31, 2012 to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on any such payments to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. We expect that interest payments on the senior notes and dividend income received with respect to CPOs or ADSs will be treated as non-U.S.-source income and accordingly do not expect the legislation to apply to these payments or to payments of the gross proceeds of a disposition of senior notes, CPOs or ADSs. However, the 30% withholding tax under the legislation can be extended to payments of non-U.S. interest or dividend income, and to payments of the gross proceeds of a disposition of assets that are of a type that can produce non-U.S.-source interest or dividend income, if the U.S. Secretary of the Treasury so determines, in which case the 30% withholding tax under the legislation could apply. In addition, the legislation generally does not generally apply to payments made on obligations outstanding on March 18, 2012, even if those payments are made after December 31, 2012, although in certain cases the legislation may apply to these payments. Under certain circumstances, a non-United States holder of our notes, CPOs or ADSs might be eligible for a refund or credit of withholding taxes imposed by the legislation, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such a refund or credit. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our notes, CPOs and ADSs.
IRS Circular 230 Disclosure:
To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.
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
This summary is based on the aforementioned laws in effect on January 1, 2010, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.
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
However, a withholding at the tax rate of 30% will be applicable if the effective beneficiaries of interest payments, whether directly or indirectly, individually or jointly with related parties, of more than 5% of the aggregate amount of such payments under the senior notes are:
•	our shareholders who own, directly or indirectly, individually or jointly with related parties, more than 10% of our voting stock; or
•	legal entities 20% or more of whose stock is owned, directly or indirectly, individually or jointly with related parties, by us or by persons related to us.
Payment of interest (including payments of amounts deemed interest) we make with respect of the senior notes to a non-Mexican pension or retirement fund that is a Foreign Holder, will be generally exempt from Mexican withholding taxes, provided that (i) the fund is the effective beneficiary of such interest income, (ii) the fund is duly established pursuant to the laws of its country of residence, (iii) the relevant interest income is exempt from taxation in such country, and (iv) the fund is duly registered with the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) in accordance with rules issued for these purposes.
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
During fiscal year 2009, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2010, such treaties are not expected to have any material effect on the Mexican tax consequences described.
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
Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level tax (payable by the Company) at a rate of 30% over the grossed up paid dividend. Dividends paid from distributable earnings, after the corporate tax has been paid with respect to these earnings, are not subject to this corporate-level tax at the moment of distribution.
Distributions made by us other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, with taxes being generally payable by us, as corporate-level taxes. The method of assessing and paying taxes applicable to any such distributions will vary depending on the nature of the distributions.
Sale or Disposition of CPOs or ADSs
The sale or other disposition of CPOs or ADSs by a Foreign Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets that meet certain characteristics. Sales or other dispositions of our CPOs or ADSs made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the aggregate amount of the transaction, without any deductions, or, subject to certain requirements applicable to the seller, at a rate of 30% imposed on gains realized from the disposition.
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
Also, in case a person or group of persons who have our control, alienate CPOs or ADSs that represents such control (as it is defined by the Mexican Securities Market Law), in one or successive transactions, during a period of 24 months, shall be obligated to pay Mexican income taxes derived from such transactions, even if the sale is carried out through the Mexican Stock Exchange or any other exchange or securities markets.
Other Taxes
A Foreign Holder will not be liable for Mexican estate, Mexican flat rate business tax (IETU), gift, inheritance or similar taxes with respect to the purchase, holding or disposition of the CPOs or ADSs, nor will it be liable for Mexican stamp, issue, registration or similar taxes.
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
Quantitative and Qualitative Disclosures About Market Risk
The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014. The other swap with Merrill Lynch Capital Markets A.G. remained as initially contracted.
In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014. At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.
Interest Rate Risk
At December 31, 2009, the senior notes due 2014 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.
Foreign Exchange Risk
Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2009 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S.$150 million dollar denominated interest coupons to be paid during the period from June 2008 to December 2010 with respect to our senior notes due 2014.

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2009, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.7.2 million over a one-year period.
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
Reclassification of Capital Stock and 2007 Initial Public Offering
On October 24, 2007, we completed an initial public offering of shares of our Series A common stock in the form of Ordinary Participation Certificates (Certificados de Participación Ordinarios or CPOs for its initials in Spanish), including American Depositary Shares, or ADSs, comprised of CPOs. In connection with the initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. As of September 30, 2007, we had issued and outstanding 17,289,620 shares of Series A common stock, 16,611,595 shares of Series B common stock and 450,455,821 shares of Series N common stock. Upon completion of the reclassification, which took place prior to the closing of our initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.
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

ITEM 15	. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and information is accumulated and communicated to management including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management has concluded that the Company’s internal control over financial reporting as of December 31, 2009 was effective.
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, as stated in their attestation report which appears below under Item 15(c), Attestation Report of the Independent Registered Public Accounting Firm.
(c) Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Maxcom Telecomunicaciones, S. A. B. de C. V.:
We have audited Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Maxcom Telecomunicaciones, S. A. B. de C. V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Maxcom Telecomunicaciones, S. A. B. de C. V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2009 and 2008, and our report dated June 25, 2010, expressed an unqualified opinion on those consolidated financial statements.
KPMG Cárdenas Dosal, S. C.
Manuel Jiménez Lara
Mexico City, Mexico
June 25, 2010
(d) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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
We will provide a complimentary copy of Maxcom’s code of ethics upon request. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, attention: Manager, Investor Relations. Telephone requests may be directed to 011-52-55-4770-1170.
If we grant any amendment or waiver of such provisions, we will disclose such waiver on our website, www.maxcom.com, within five business days of any such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees for professional services rendered by KPMG Cárdenas Dosal, S.C. for each of the fiscal years ended December 31, 2009 and 2008:

	Year Ended December 31
	2009		2008
	(In millions)
Audit Fees(1)	Ps.	5.7	Ps.	5.2
All Other Fees(2)	Ps.	0.0	Ps.	0.2
Total	Ps.	5.7	Ps.	5.4

(1)
Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory, annual reporting audit requirements and internal control over financial reporting.

(2)	Other Fees includes fees for advisory and training services.
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
During the fiscal year ended December 31, 2009 we purchased a total amount 1,845,500 CPOs in the BMV, through the Company’s stock repurchase program. The detail of the purchases is as follows:

						Approximate value of
					Total number of CPOs	CPOs that may yet be
		Total number of	Average price paid		purchased for the repurchase	purchased under the
Period	Dates	CPOs purchased	per CPO (1)		program	repurchase program (2)
2008:
January	—	—		—	—		—
February	—	—		—	—		—
March	—	—		—	—	Ps.	36.2
April	From April 15 to April 29, 2008	1,841,900	Ps.	17.7094	1,841,900	Ps.	29.2
May	From May 5 to May 30, 2008	2,198,800	Ps.	18.3854	2,198,800	Ps.	24.5
June	From June 3 to June 30, 2008	702,800	Ps.	19.4713	702,800	Ps.	22.2
July	From July 2 to July 31, 2008	387,100	Ps.	16.8034	387,100	Ps.	18.1
August	From August 1 to August 28, 2008	580,800	Ps.	12.9328	580,800	Ps.	11.1
September	From September 9 to September 29, 2008	272,800	Ps.	12.4724	272,800	Ps.	10.9
October	From October 1 to October 27, 2008	388,800	Ps.	9.8259	388,800	Ps.	9.1
November	From November 4 to November 21, 2008	89,900	Ps.	7.0312	89,900	Ps.	8.5

						Approximate value of
					Total number of CPOs	CPOs that may yet be
		Total number of	Average price paid		purchased for the repurchase	purchased under the
Period	Dates	CPOs purchased	per CPO (1)		program	repurchase program (2)
December	From December 1 to December 31, 2008	147,100	Ps.	7.8380	147,100	Ps.	8.5
2009:
January	From January 7 to January 29, 2009	196,200	Ps.	7.0726	196,200	Ps.	7.8
February	—	—		—	—		—
March	—	—		—	—		—
April	—	—		—	—		—
May	—	—		—	—		—
June	—	—		—	—		—
July	From July 30 to July 31, 2009	160,100	Ps.	5.1756	160,100	Ps.	7.9
August	From August 4 to August 26, 2009	547,100	Ps.	5.7586	547,100	Ps.	7.6
September	From September 9 to September 30, 2009	352,300	Ps.	6.9345	352,300	Ps.	7.6
October	From October 1 to October 26, 2009	309,300	Ps.	6.9268	309,300	Ps.	7.7
November	From November 3 to November 11, 2009	30,000	Ps.	6.3680	30,000	Ps.	8.1
December	From December 1 to December 31, 2009	250,500	Ps.	9.5015	250,500	Ps.	7.0
2010:
January	From January 11 to January 14, 2010	96,200	Ps.	11.0100	96,200	Ps.	7.7

(1)	Average price paid is presented in nominal pesos.

(2)	Approximate value of CPOs that may yet be purchased under the repurchase program is presented in millions of nominal pesos.
Since January 15, 2010 the Company has not made any further purchase of CPOs or ADSs. Historically the repurchase program has only traded CPOs. The repurchase program does not have a set date for expiration, but it is limited to the Ps.36.2 million (US$2.7 million) approved by the shareholders.

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

Corporate Governance Guidelines. Listed companies are required to adopt and maintain corporate governance guidelines, addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the board. §303A.09
Corporate Governance Guidelines. We operate under corporate governance principles that we believe are consistent with the principles of Rule 303A.09, and which are described in the Company’s website under “Corporate Governance”.

NYSE Standards	Our Corporate Governance Practices
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Maxcom Telecomunicaciones, S. A. B. de C. V.:
We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with Mexican Financial Reporting Standards.
As mentioned in note 5(q) to the consolidated financial statements, the Company carried out significant transactions with certain suppliers.
Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG Cárdenas Dosal, S. C.

Manuel Jimenez Lara
Mexico City, Mexico
June 25, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries
(formerly Maxcom Telecomunicaciones, S. A. de C. V. and subsidiaries):
In our opinion, the consolidated statements of operations, stockholders’ equity and changes in financial position for the year ended December 31, 2007 present fairly, in all material respects, the results of operations and changes in financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
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
Humberto Pacheco Soria
Audit Partner
Mexico City, March 4, 2008, except for Note 21 which the date is May 30, 2008.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2009 and 2008
(Thousands of Mexican Pesos — Note 5)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$987,343	1,591,405
Derivative financial instruments (Note 13)	35,121	—
Accounts receivable:
Customers, net of allowance for doubtful accounts of $232,905 and $161,936 for 2009 and 2008, respectively	696,557	716,203
Value added tax recoverable	210,819	164,448
Other accounts receivable	87,079	77,650

	994,455	958,301

Inventory — Net	16,374	40,876
Prepaid expenses — Net	30,149	30,778

Total current assets	2,063,442	2,621,360

Long lived assets:
Telephone network systems and equipment — Net (Note 7)	4,941,770	4,684,413
Intangible assets — Net (Note 8)	199,224	209,683
Preoperating expenses — Net (Note 6)	—	50,863
Frequency rights — Net (Note 9)	59,674	66,716
Other assets:
Deferred income taxes — Net (Note 19)	230,324	148,114
Prepaid expenses — Net	10,524	15,381
Guaranty deposits	7,269	8,315
Derivative financial instruments (Note 13)	3,198	105,270
Other assets	2,151	6,357

Total assets	$7,517,576	7,916,472

Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$485,687	469,328
Accruals	45,526	45,505
Current installments of obligations under capital leases	—	4,354
Customer deposits	2,214	2,518
Other taxes payable	69,660	61,048
Accrued interests (Note 11)	13,426	13,920

Total current liabilities	616,513	596,673

Long-term liabilities :
Senior notes (Note 11)	2,611,740	2,707,660
Other accounts payable	97,887	80,872
Derivative financial instruments (Note 13)	—	8,472
Labor obligations upon retirement (Note 14)	31,463	21,626

Total long-term liabilities	2,741,090	2,818,630

Total liabilities	3,357,603	3,415,303

Shareholders’ equity (Notes 15 and 16) :
Capital stock	5,410,244	5,410,244
Additional paid-in capital	808,566	816,443
Deficit	(2,046,912)	(1,705,231)
Repurchase of shares	(11,925)	(20,287)

Total shareholders’ equity	4,159,973	4,501,169
Commitments and contingencies (Note 20)

Total liabilities and shareholders’ equity	$7,517,576	7,916,472

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(Thousands of Mexican Pesos, except share data — Note 5)

	2009	2008	2007
Net revenues (Note 17)	$2,562,570	2,683,229	2,345,719

Operating costs and expenses (Note 10):
Network operating costs	(1,131,353)	(1,120,167)	(976,979)
Selling, general and administrative expenses	(798,986)	(819,642)	(722,618)
Depreciation and amortization	(639,398)	(551,889)	(370,227)

Total operating costs and expenses	(2,569,737)	(2,491,698)	(2,069,824)

Operating (loss) income	(7,167)	191,531	275,895

Other expenses:
Other expenses	(50,559)	(12,616)	(12,819)
Restructuring charges (Notes 5(n) and 14)	(7,282)	(49,491)	—
Impairment of long-lived assets (Note 5)	—	(532,315)	—
Employees’ statutory profit sharing (Note 19)	(3,292)	(1,173)	(3,257)

Other expenses, net	(61,133)	(595,595)	(16,076)

Comprehensive financing cost — Net (Note 18)	(296,795)	(267,393)	(126,641)

(Loss) income before income taxes	(365,095)	(671,457)	133,178

Income taxes (Note 19):
Current tax expense	(7,934)	(12,162)	(50,700)
Deferred tax benefit (expense)	69,471	245,856	(46,282)

Total income tax benefit (expense)	61,537	233,694	(96,982)

Net (loss) income for the year	$(303,558)	(437,763)	36,196

(Loss) earnings per share (Note 5t):
Basic (loss) earnings per common share (pesos)	$(0.38)	(0.55)	0.06

Diluted earnings per common share (pesos)	$—	—	0.06

Weighted average basic shares (thousands)	789,819	789,819	560,176
Weighted average diluted shares (thousands)	833,543	829,337	606,144
The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2009, 2008 and 2007
(Thousands of Mexican Pesos — Note 5)

		Additional	Retained		Total
	Capital	paid-in	earnings	Repurchase	shareholders’
	Stock	capital	(deficit)	of shares	equity
Balances as of December 31, 2006	$3,327,482	253,096	(1,303,664)	—	2,276,914
Increase in capital stock (Note 15)	2,082,769	597,836	—	—	2,680,605
Stock option plan (Note 16)	—	37,124	—	—	37,124
Comprehensive net loss	—	—	36,196	—	36,196

Balances as of December 31, 2007	5,410,251	888,056	(1,267,468)	—	5,030,839
Decrease in capital stock (Note 15)	(7)	—	—	—	(7)
Stock option plan (Note 16)	—	(71,613)	—	—	(71,613)
Repurchase of shares (Note 15)	—	—	—	(20,287)	(20,287)
Comprehensive net loss	—	—	(437,763)	—	(437,763)

Balances as of December 31, 2008	5,410,244	816,443	(1,705,231)	(20,287)	4,501,169
Stock option plan (Notes 15 and 16)	—	(7,877)	—	—	(7,877)
Repurchase of shares (Note 15)	—	—	—	8,362	8,362
Comprehensive net loss	—	—	(341,681)	—	(341,681)

Balances as of December 31, 2009	$5,410,244	808,566	(2,046,912)	(11,925)	4,159,973

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Year ended December 31, 2009 and 2008
(Thousands of Mexican Pesos — Note 5)

	2009	2008
Cash flows from operating activities:
Loss before taxes	$(365,095)	(671,457)
Items related to investing activities:
Depreciation and amortization	639,398	551,889
Impairment of long-lived assets	—	532,315
Loss on sale of telephone network systems and equipment	42,113	82,496
Profit on sale of subsidiary company	(6,126)	—
Items related to financing activities:
Financial instruments	58,479	(83,323)
Interest expense	280,649	217,210

Subtotal	649,418	629,130
Customer accounts receivable	19,646	(198,949)
Recoverable value added tax	(46,371)	34,135
Other accounts receivable	(3,055)	(22,974)
Inventory	24,502	(7,627)
Prepaid expenses	5,486	9,563
Trade accounts payable, provisions and other acumulated liabilities	16,380	1,238
Income taxes paid	(14,308)	(7,320)
Customer deposits	(304)	(283)
Other liabilities and taxes payable	31,901	(3,436)
Changes in employees benfits and provisions	9,837	12,694

Net cash provided by operating activities	693,132	446,171

Cash flows from investing activities:
Capital expenditures (including interest capitalized in the amount of $26,914 and $62,029 in 2009 and 2008, respectively)	(931,623)	(1,631,001)
Proceeds from sale of telephone network systems and equipment	10,256	4,364
Proceeds from sale of subsidiary company	6,126	—

Increase in other non-current assets	5,252	12,704

Net cash used in investing activities	(909,989)	(1,613,933)

Cash flows from financing activities:
Bonds payable	(95,920)	534,420
Decrease in capital stock	—	(7)
Stock option plan	(7,877)	(71,613)
Interest paid	(281,142)	(214,462)
Capital lease, payment of credits	(4,354)	(8,419)
Repurchase of shares	8,362	(20,287)
Other financing activities	(6,274)	—

Net cash (used in) provided by financing activities	(387,205)	219,632

Net decrease in cash and equivalents	(604,062)	(948,130)
Cash and cash equivalents:
At beginning of year	1,591,405	2,539,535

At end of year	$987,343	1,591,405

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statement of Changes in Financial Position
Year ended December 31, 2007
(Thousands of Mexican Pesos — Note 5)

2007
Operating activities:
Net income	$36,196
Add charges (deduct credits) to operations not requiring (providing) funds:
Depreciation and amortization	370,227
Deferred income taxes	46,282
Stock option plan	37,124
Employee benefits	5,752
Net financing from (investing in) operating accounts:
Accounts receivable	(285,004)
Inventories	2,540
Prepaid expenses	4,109
Restricted cash and other current assets and liabilities	85,932

Resources provided by operating activities	303,158

Financing activities:
Capital stock increase	2,643,369
Proceeds from loans and bonds payable, net of payments and capitalizations	126,160
Derivative financial instruments	(24,036)

Resources provided by financing activities	2,745,493

Investing activities:
Telephone network systems and equipment, net of dispositions	(1,160,359)
Acquisition of subsidiaries	(33,576)
Intangible assets	(54,472)

Resources used in investing activities	(1,248,407)

Increase of cash and cash equivalents	1,800,244
Cash and cash equivalents:
At beginning of year	739,291

At end of year	$2,539,535

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)
NOTE 1 — ENTITY, INCORPORATION AND CHANGE OF INCORPORATION STRUCTURE:
Maxcom Telecomunicaciones, S. A.B. de C. V. (“Maxcom” or the “Company”), is a Mexican Limited Liability Public stock Corporation with variable capital incorporated on February 28, 1996. Its main corporate purpose is the construction and operation of a telephone network, voice over IP, local, national and international long-distance telephony services, public telephony, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephony services as a virtual mobile network operator. The Company began its commercial operations in May 1999.
Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S.A.B. de C. V.”). Now, the Company is subject not only to the applicable provisions of the Business Corporations Law but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission in Mexico (“NBSC”, “Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U. S. Securities and Exchange Commission in the United States of America (“SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act (“Ley del Mercado de Valores”) and ancillary regulations.
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
The concession grants the Company the right to provide local, national and international long-distance telephony services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 20c.
On August 4, 2006, the SCT granted Maxcom a concession to provide cable television services and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.
On January 17, 2007, the Mexican Federal Telecommunications Commission (“Comisión Federal de Telecomunicaciones” or “COFETEL”) authorized Maxcom to provide mobile virtual network operator (MVNO) services, based on its 1996 concession. This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name. The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment additional commitments.
Frequency rights:
On October 3, 1997, the Mexican Federal Government through the SCT granted the Company ten frequency right concessions (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 9. In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see Note 20d.

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
Interconnection agreements:
On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “local interconnection agreement”) with Teléfonos de México, S. A. B. de C. V. (“Telmex”), whereby the parties agree to render interconnection services to finish local traffic in the other party’s network.
Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long distance traffic towards Telmex’s local network and Telmex’s long distance traffic towards Maxcom’s local network.
The Company has negotiated the signing of various amending agreements to the local interconnection agreement with Telmex, to extend the original term of the local interconnection contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause of “continuous application”. This clause sets forth that upon termination of the first period, the original terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks. This contract has had yearly updates up until now.
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
NOTE 3 — RELEVANT CORPORATE EVENTS:
a. Sale of subsidiary:
During 2009, the Company sold two subsidiaries, which were created in 2009. The effect in the financial statements for this transaction was credit of $6,126 that was recorded as other income within the statement of operations and a debit in the income tax for $56,035.
b. Acquisition of Sierra Comunicaciones Globales:
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
In October 2008, Sierra began operations through the leasing of its optical fiber to the Company.
NOTE 4 — CONSOLIDATION BASIS:
The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%	Line of business
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Asesores Telcoop, S.A. de C.V. (ii)	99.9	Business advisory services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Telereunion, S. A. de C. V. (iii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (iii)	99.9	Real estate services
Sierra USA Communications, Inc. (iii)	100.0	International telecommunication services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing

(i)	These companies are in pre-operational stage.

(ii)	Subsidiary established on November 30, 2009, also in pre-operational stage.

(iii)	These companies were formerly part of VAC Group (former ownerstatements of Telereunion Group), whichtogether and hereinafter referred to as “Grupo Telereunion”.
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
On February 26, 2010, Maxcom’s Board of Directors authorized the issuance of the consolidated MFRS financial statements and notes at December 31, 2009, 2008 and 2007 and for each of the three years in the three-year period ended December 31, 2009. The accompanying consolidated financial statements consist of those MFRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosure presented in Note 21. These final consolidated financial statements were authorized for issuance herein by Maxcom’s Board of Directors on June 25, 2010 with consideration of subsequent events through that date.
For disclosure purposes in the Notes to the consolidated financial statements when referring to pesos or “$” it should be understood as thousands of Mexican Pesos, and when to referring to dollars or USD it should be understood as thousands of United States dollars, the legal currency in the United States of America.
The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are no limited to, the carrying amount of telephone network systems and equipment, intangible assets, and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.
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

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated
2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	11.56%
b.	Cash and cash equivalents

The temporary investments include investments denominated in local currency and dollars. Investments in national currency are usually daily liquidity investments and are made in government treasury bonds and/or repurchase agreements. The dollar investments are made with financial institutions in the United States of America, in investment funds of U.S. Treasury Bills. These funds provide daily liquidity and its main objective is preserving the value of the principal invested. During 2009, the Company held most of its investments with UBS International Inc. At any given time, temporary investments are valued at market value.

c.	Inventories

Inventory consists of materials used to install telephone lines and network build-out, as well as its sale cost, are originally registered at average cost and up to December 31, 2007 were subsequently updated by the application of factors derived from the NCPI. The values thus determined do not exceed their market value. The allowance for obsolescence and slow-moving was evaluated on a three months basis during 2009 and on a six months basis during 2008 and 2007, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

d.	Telephone network systems and equipment

Telephone network systems and equipment are recorded at acquisition cost and until December 31, 2007 were restated by applying factors derived from the NCPI.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. The amounts capitalized during 2009, 2008 and 2007 were $85,596, $88,478 and $72,052, respectively. During 2009, the Company proportionally increased its network and related facilities with internal resources rather than with external resources.

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

During 2009, the Company performed a technical study on the remaining useful lives of the public telephony, fiber-optic networks and IPTV (Internet Protocol Television) equipment, based on the opinion of a specialist. As a result thereof, useful lives were increased from 17 to 23 years for public telephony equipment, from 17 to 24 years for fiber-optic networks equipment and from 10 to 23 years for IPTV equipment. The Company recalculated the amount of depreciation expense related to these assets for the year 2009, which amounted to $242,267. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2009 would have been of $299,536.

During 2007, the Company performed a technical study on the remaining useful lives of the public telephony equipment, based on the opinion of a specialist. As a result thereof, useful lives were decreased from 17 to 8 years. The Company recalculated the amount of depreciation expense related to these assets for the year 2007, which amounted to $33,231. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2007 would have been of $16,011.

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations.

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

Debt issuance costs are amortized on a straight-line basis over the term of the related debt. As of December 31, 2009 and 2008, capitalized expenses for the new debt issuance amount to $64,342. See Note 8.

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

Frequency rights are recorded at their acquisition cost and until and up to December 31, 2007 were restated by applying factors derived from the NCPI as from the acquisition date. Amortization is calculated by the straight-line method over 20 years, which is the term of the frequency rights. See Note 9.

h.	Pre-operating expenses

All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.

For the years ended December 31, 2008 and 2007, the Company recorded amortization expense in the amounts of $22,123 and $20,705, respectively. Also as of December 31, 2008 the Company made an adjustment based on the impairment recorded of $4,915. Accumulated amortization was $334,767 and $312,644 as of December the 31, 2008 and 2007, respectively.

On January 1, 2009, the Company wrote off the unamortized balance at December 31, 2008 of pre-operating expenses for $50,863, with a charge to the accumulated deficit, in accordance with the new NIF C-8 “Intangible Assets”. See Note 6.

i.	Impairment of long-lived assets.

The Company evaluates values of long-lived assets when there are events or changes that reveal an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Given the current economic situation there is a strong reliance on judgment to evaluate if the indication of potential impairment to long-lived assets should give rise to an impairment valuation.

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

m.	Employees’ Statutory Profit Sharing (“ESPS”)

As of December 31, 2009, 2008 and 2007, the Company recorded a provision of $3,292, $1,173 and $3,257 respectively for ESPS, which in accordance with NIF B-3 “Income Statement” was included under other income and expenses in the statement of operations.

n.	Employee benefits

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method considering projected salaries. At December 31, 2009, and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 33.4 years.

Actuarial gain or loss is recognized directly in profit or loss as accrued.

In conformity with NIF D-3 “Employee benefits” restructuring costs are presented in other expenses in the statement of operations.

o.	Derivative financial instruments

Primary Financial Instruments

All rights and obligations of primary financial instruments, are disclosed in the Balance Sheet and are classified as trading and available for sale.

The primary financial instruments are valuated to its fair market value, determined using quoted market prices. Changes in the primary financial instruments classified as trading and available for sale (including computed interests), and trading costs are are registered in the comprehensive financing cost within the results of operations

Derivative financial instruments

The Company applied the provisions of NIF C-10, “Derivative Financial Instruments and Hedge Operations”, which, sets forth the criteria for recording, valuation and disclosure of all derivative financial instruments and embedded derivative financial instruments. The Company records assets and liabilities arising from such operations at its fair value on the balance sheet without any differentiation of their purpose or origin. The fair value of these derivatives is calculated within the accepted financial industry methods and data.

Changes in the fair value of such assets not qualified solely as hedging instruments according to NIF C-10 are registered in the comprehensive financing cost within the results of operations

Risk Coverage
To mitigate exposure to Peso/Dollar foreign exchange fluctuation risks, the Company sparingly uses derivative financial instruments such as interest rate and cross currency swaps.

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in the statement of operations for the year in which such changes occur, under comprehensive financing cost.

Embedded Derivatives

The Company reviews the contracts it enters into to identify the existence of embedded derivatives. Identified embedded derivatives are subject to assessment under NIF C-10 to determine compliance with the required segregation conditions. If conditions are met, they are segregated from the host contract and valued at their fair value. Where the embedded derivative is classified as being for trading purposes, the gain or loss from changes in fair value is recognized in the comprehensive financing cost in the statement of operations.

p.	Revenue recognition

Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.

Generally, installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephony services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.

Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephony concessionaire is subject to a charge per minute. The aforementioned allowed percentage of imbalance was 5% during 2009, 2008 and 2007.

The Company also has interconnection agreements for long-distance and mobile services with other concessionary telephony companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephony has been reconciled and the charge to the client has been recorded.

Also, for the mobile telephony revenues the Company recognizes through the suppletory application of ASC 605 -25 “Revenue Recognition Multiple-Element Arrangements” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company, the separated accounting units are the sale of mobile telephony equipment and mobile services.

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

The Company’s main suppliers are Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S.A. de C.V.. The cost percentage related to them for the years 2009, 2008 and 2007 were 69%, 72% and 73%, respectively.

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

From January 1, 2009, the Company applies Mexican Financial Reporting Standard (MFRS) D-8 “Share-based Payments”, for recognition, valuation and recording of the costs of these plans. The adoption of this MFRS generated no effect, because the Company suppletorily applied IFRS-2 “Share-based Payments”, which was effective since 2005, until December 31, 2008, as established by MFRS A-8 “Suppletory”.

MFRS requires that valuation of the cost of stock options granted to employees must be estimated by applying the fair value method. The cost of the plans granted options estimated under this method is amortized throughout the vesting period, excluding the impact of any situation not related to market performance.

For the years ended December 31, 2009, 2008 and 2007, the Company recognized stock option plan costs of $1,669, $5,114 and $37,124, respectively.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2009, 2008 and 2007, options were exercised in the amount of $799, $70,672 and $1,281, respectively.

The fair value of options is estimated by an independent expert on the date they are granted, applying the binomial valuation model, by the Black & Scholes method, considering the following weighted-averages for stock options granted during the years ended December 31, 2009, 2008 and 2007, based on the following:

	2009		2008	2007
Volatility of expected price per share	85.20	%*	30.00%	30.00%
Risk-free interest rate	0.20%		3.07%	4.89%
Expected life of options	2.00		4.00	3.25

*	During 2009, the Company used and historic behavior of the price per share from October 2007 to March 2009 to determine fair value of the stocks granted.

s.	Segment information
MFRS B-5 “Financial Information by Segments”, requires that the Company analyze its organizational structure and its financial reporting process, in order to identify segments. In regards the years shown, the Company has solely operated in the telecommunications business segment, and at the same time identifying the following business segments: residential, business, public telephony, wholesale and others.
The abovementioned segments are grouped within the telecommunications business sector, thus majority of the infrastructure has a common use by both, the business segments and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more business segments.
In Note 17, the revenues are shown by segments that the Company uses to analyze, manage and control the business and the operating income. Additionally, the information is displayed by geographic area, in compliance with the applicable MFRS and a specific disclosure is required by the SCT which is described in the Company’s concession right agreement.
t.	(Loss) earnings per share
Net basic (loss) earnings per common share are calculated by dividing the net (loss) income for the year by the weighted-average outstanding shares.
Diluted (loss) earnings per share are calculated by dividing the net (loss) income for the year by the weighted-average outstanding shares, plus stock options issued. The diluted earnings per common share is not calculated nor disclosed, when the income from continuing operations is a loss.
u.	New accounting standards
The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following FRS, effective for years beginning on and after January 1, 2009, with the respective prospective or retrospective application being specified in each case.
MFRS B-5 “Financial Information by Segments” — MFRS B-5 is effective as of January 1, 2011. Changes as compared to superseded Bulletin B-5 “Segment Financial Information” include the following:
(i.)
The information to be disclosed by operating segment is that regularly used by senior management and it does not require the segmentation into primary and secondary information, nor is it to be referred to segments identified based on products or services (economic segments), geographical areas and homogeneous groups. Additionally, disclosure of information on the whole entity’s products or services geographical areas, principal clients and suppliers is required.

(ii.)	MFRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.
(iii.)	MFRS B-5 allows business areas in pre-operating stage to be catalogued as operating segments.
(iv.)
MFRS B-5 requires disclosure by segment and separately, revenue and interest expense as well as alland other components of comprehensive financial results (CFR). In specific cases, the FRS B-5 permits disclosure of net interest income.

(v.)	MFRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management in making the entity’s operating decisions.
Management estimates that the initial effects of this new MFRS will not be material.
MFRS B-9 “Interim Financial Statements” — MFRS B-9 is effective as of January 1, 2010. Changes as compared to superseded Bulletin B-9 “Interim financial reporting” include the following:
(i.)
Requires that the interim financial information includes a comparative and condensed balance sheet, income statement, statement of shareholders’ equity and statement of cash flows and, for non-profit entities, it expressly requires the presentation a statement of submission of the activities.

(ii.)
Establishes that the financial information at the end of an interim period should beis presented comparatively with the equivalent interim period of the immediately precedingprevious year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

(iii.)	Includes and defines new terminology.
Management estimates that the initial effects of this new MFRS will not be material.
MFRS C-1 “Cash and cash equivalents” — MFRS C-1 supersedes Bulletin C-1 “Cash” and is effective as of January 1, 2010. The principal changes with respect to the former standard include the following:
(i)	Requires the presentation of cash and cash equivalents, restricted, within the balance sheet caption of “Cash and cash equivalents”.
(ii)	The term “demand temporary investments” is replaced by “available demand investments”.
(iii)	Included as a feature to identify the investments available, values should be readily available, such investments with a expiration up to 3 months from date of purchase.
(iv)	Includes the definition of the terms: acquisition cost, restricted cash and cash equivalents, highly liquid investments, net realizable value, nominal value and fair value.
Management estimates that the initial effects of this new MFRS will not be material.
NOTE 6 — ACCOUNTING CHANGES AND RECLASSIFICATIONS:
The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following MFRS, effective for years beginning on and after January 1, 2009, with the respective prospective or retrospective application being specified in each case.
MFRS C-8 “Intangible Assets” — MFRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. Main changes include:
(i)	Redefinition of intangible assets, establishing that separability is not the only condition for the intangible asset to be identifiable.
(ii)
The acquisition cost must be considered for the initial valuation, identifying whether it is an individual acquisition, business combination or it is internally generated. Additionally, future financial benefits should be generated.

(iii)	The presumption that the useful life of an intangible asset may not exceed twenty years was eliminated.
As a result of the adoption of this MFRS, in 2009 the unamortized balance as of December 31, 2008 of pre-operating costs capitalized in the amount of $50,863 was written off. In addition, such adjustment originated the cancellation of a deferred tax liability in the amount of $12,739. Both effects were applied against accumulated deficit, without restating prior years’ financial statements.
MFRS D-8 “Share based payments” — MFRS D-8 eliminates the suppletory application of the International Financial Reporting Standard (IFRS) 2, and establishes the standards to account for the following share-based payment transactions:
(i)	Equity-settled share-based payment transactions, such as stock or stock options, issued by the entity or a related entity in consideration for goods or services.
(ii)
Cash-settled share-based payment transactions, where goods or services are acquired by the entity, thus incurring a liability to the supplier of the goods or services for amounts based on the price (or value) of the stock or other equity instruments of the entity or a related entity.

(iii)
Cash- or equity-settled share-based payment transactions, where goods or services are acquired by the entity. Under the relevant agreement terms, the settlement option rests with the entity or the supplier of goods or services.

It is established within the MFRS that any goods or services must be appraised at its fair value upon receipt.
With the application of this standard, the supplement of the International Financial Reporting Standard (IFRS) 2 was eliminated.
The adoption of the new FRS generated no effect, as the provisions of IFRS 2 were adopted, which was suppletorily applied through December 31, 2008.
NOTE 7 — TELEPHONE NETWORK SYSTEMS AND EQUIPMENT — NET:
As of December 31, telephone network systems and equipment consist of:

			Estimated
			useful
	2009	2008	life (years)
Telecommunications network and equipment	$3,808,104	3,440,327	Between 23 and 24
Public telephony equipment	701,665	582,734	8
Leasehold improvements	1,313,573	1,076,420	Between 2 and 20	*
Radio equipment	409,836	397,444	30
Line installation cost	636,620	533,473	20
Electronic equipment	266,047	266,047	25
Capitalized expenses due to construction of networks	511,232	425,636	30
Capitalized comprehensive financing cost	259,243	241,235	10
Computer equipment	246,709	222,413	5
Transportation equipment	65,581	65,138	4
Office furniture	47,397	39,661	10
Other	36,846	28,179	10
Engineering equipment	21,046	20,450	10

Subtotal	8,323,899	7,339,157
Accumulated depreciation and amortization	(3,023,371)	(2,566,889)
Cumulative impairment charges (See note 5i)	(500,684)	(500,684)

Subtotal	4,799,844	4,271,584
Construction in progress	141,926	412,829

	$4,941,770	4,684,413

As of December 31, 2009, the estimated cost remaining to conclude the construction in progress is $110,939 and management expects to conclude them before December 31, 2010.
For the years ended December 31, 2009, 2008 and 2007, the Company recorded depreciation and amortization expense of $576,483, $480,807 and $306,904, respectively.

*	Leasehold improvements are amortized at the lower of the useful life of the improvement or the contract term.
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

The gross amount of fixed assets acquired under leases that are capitalized as of December 31 is comprised as follows:

	2009	2008
Transportation equipment	$6,327	4,740
Accumulated depreciation	$(4,918)	(4,123)

Total	$1,409	617

NOTE 8 — INTANGIBLE ASSETS:
As of December 31, intangible assets are comprised as follows:

			Useful
	2009	2008	life (years)
Infrastructure rights	$180,040	180,040	30 and 15
Debt issuance costs	64,342	64,342	8
Software licenses	313,087	270,806	3.3

	557,469	515,188
Accumulated amortization	(337,978)	(285,238)
Cumulative impairment charges for intangible assets (See Note 5i)	(20,267)	(20,267)

	$199,224	209,683

For the years ended December 31, 2009, 2008 and 2007, the Company recorded amortization expense of $55,873, $41,194 and $35,896, respectively; including $37,893, $24,777 and $21,074 corresponding to software amortization, respectively.
NOTE 9 — FREQUENCY RIGHTS:
As of December 31, frequency rights are analyzed as follows:

	2009	2008
Frequency rights	$155,309	155,309
Less — Accumulated amortization	(89,186)	(82,144)
Impairment charges (See Note 5i)	(6,449)	(6,449)

	$59,674	66,716

For the years ended December 31, 2009, 2008 and 2007, the Company recorded amortization expenses of $7,042, $7,765 and $7,444, respectively.

NOTE 10 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:
For the years ended December 31 2009, 2008 and 2007, related party transactions are analyzed as follows:

	2009	2008	2007
Expenses paid to:
BBG Wireless (1)	$45,841	7,709	—
Electromecánica de Guadalajara, S. A. de C. V. (2)	4,262	5,697	7,425
Autokam Regiomontana, S. A. de C. V. (3)	3,262	844	343
GS Comunicación (6)	3,326	1,063	—
Vázquez Eduardo (8)	591	480	459
Vázquez Gabriel Agustín (8)	589	480	459
Servicios corporativos VAC (11)	584	—	—
Bank of America, Co. (9)	422	315	378
Automotriz Rio Sonora (3)	324	5,122	—
Road Telco & Consulting, S. A. de C. V. (5)	319	1,975	2,309
Inmobiliaria Radio Centro (8)	280	264	—
Sierra Madre Automotriz, S. A. de C. V. (3)	219	—	318
Ingeniería Avanzada en Construcción, S.A. de C.V. (7)	211	765	—
Solís Gilberto (6)	201	332	—
Inmobiliaria AutoKam, S. A. de C. V. (8)	100	101	98
Aguirre Adrián (10)	91	31	—
MG Radio (4)	86	101	—

Total	60,708	25,279	11,789

Revenues from telephony services collected from related parties	$772	966	1,020

(1)	Corresponds to cluster construction.

(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE). See Note 20.

(3)	Corresponds to costs related to the purchase of vehicles.

(4)	Corresponds to advertising services.

(5)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Road Telco & Consulting, S. A. de C. V. The transactions correspond to administrative services and sale of telephone lines.

(6)	Corresponds to payments regarding marketing consulting services.

(7)	Corresponds to the installation of public telephones.

(8)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.

(9)	Corresponds to expenses related to travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).

(10)	Corresponds to expenses reimbursed.

(11)	Corresponds to representation expenses.

The accounts receivable and payable arising from operations with related parties as of December 31, 2009 and 2008 were the following:

	2009	2008
Accounts Receivable:
Difusión Panorámica, S. A. de C. V.	16	15
Porcelanatto, S. A. de C. V.	12	29
Guijarro de Pablo y Asociados, S.C.	12	21
Proa Mensaje y Comunicación, S. A. de C. V.	10	11
Shareholder María Guadalupe Aguirre Gómez	2	1
Shareholder María Elena Aguirre Gómez	1	1
Road Telco & Consulting, S. A. de C. V.	—	9
Sport and Therapy Center, S. A. de C. V.	—	8
Safe Iberoamericana, S. A. de C. V.	—	1
Shareholder Gabriel Vazquez	—	1

	$53	97

	2009	2008
Accounts Payable:
BBG Wireless	$7,539	—
Autokam Regiomontana, S. A. de C. V.	1,272	441
GS Comunicación, S. A. de C. V.	343	244
Nexus Partners	65	30
Servicios corporativos VAC	58	—
Inmobiliaria Autokam, S. A. de C. V.	19	—
Electromecánica de Guadalajara, S. A. de C. V.	29,153	36,091
Automotriz Río Sonora, S. A. de C. V.	—	236
Ingenieria Avanzada en Construcción, S. A. de C. V.	—	112
Inmobiliaria Radio Centro	—	25
Shareholder Adrián Aguirre Palme	—	22

	$38,449	37,201

Receivables from and accounts payable to related parties are included within accounts receivable customers and trade accounts payable, respectively.
Transactions with related parties are conducted at market prices.
NOTE 11 — SENIOR NOTES:
As of December 31, 2009 and 2008, Senior notes were comprised as follows:

	2009	2008
Long term:
Senior Notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,611,740	2,707,660

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
As of December 31, 2009 and 2008, accrued interest payable on these bonds amounted to $13,426 and $13,920, respectively.
As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, are not limited to construction, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment, as well as all the assets comprising the item denominated “Telephone Network System and Equipment” pertaining to the assets shown in the balance sheet. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.

Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the Bonds are met.
The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) “pari passu” (equal rights and conditions like any other similar debt entered into by the issuer) on payment rights on all current company principal debt; c) is considered a secondary debt in regards to any debt contracted with the acquired fixed assets pledged as guarantee; d) is considered preferential debt in regards to any future principal debt of the Company; and e) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunion companies, which were pledged beginning in 2009, and f) is subject to registration before the Securities and Exchange Commission (SEC), in accordance with the Registration Rights Agreement, this record was duly completed on November 19, 2007, according to the values’ exchange described below.
On November 19, 2007 the bonds exchange program was completed for an approximate amount of 200.0 million dollars and registered with the SEC with the same characteristics of maturity, interest rate and almost all other characteristics.
The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2009 and 2008.
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
NOTE 12 — FOREIGN CURRENCY POSITION:
Figures in this note represent thousands of US dollars.
As of December 31, the Company’s foreign-currency position was as follows:

	2009	2008
Assets	74,852	121,987
Liabilities	(213,696)	(221,164)

Net (liabilities) assets in dollars	(138,844)	(99,177)

Exchange rate at end of the year (Mexican pesos per one dollar)	$13.06	$13.54

As of December 31, 2009 and 2008, the Company had engaged in measures to mitigate its exposure to exchange rate risk, for further explanation of these measures see Note 13.
NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS:
Embedded Derivatives
At December 31, 2009, the Company had five existing embedded financial derivatives called swaps, the characteristics are mentioned later.

As of December 31, 2008, the Company had entered into two swap transactions covering and exchange rates with Bank Morgan Stanley AG (BMS) which totaled $105,360. During 2009, the Company cancelled in advance one of its swaps in order to negotiate 4 new with BMS, without receiving or settling any amount for such transactions. For all the active financial instruments (swaps) as of December 31, 2009, the Company will pay the computed interest of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars; at maturity date, the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars; at maturity date, the Company will pay the notional in Mexican pesos and the notional in US Dollars. These derivative instruments are not designated as a cash-flow hedge and therefore any change in the fair value of the derivatives is reported as a component of other comprehensive income. As of December 31, 2009, the swaps totaled $35,482, which were composed of the following derivatives:
Cross currency swaps:

			Effects in operations
Counter-party	Notional	Basic conditions	2009	2008
Bank Morgan	37,500	Interest Received: 11%	799	—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(478,125) MXP	Interest Paid: TIIE 28 days + 4.570% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	(8,489)	—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(478,125) MXP	Interest Paid: 9.92% Periodicity: Semi-annual
		Maturity: December 15, 2010

Bank Morgan	37,500	Interest Received: 11%	(10,284)	—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(478,125) MXP	Interest Paid: TIIE 28 days + 4.010% Periodicity: Semi-annual
		Maturity: December 15, 2010

Bank Morgan	37,500	Interest Received: 11%	(1,170)	—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(478,125) MXP	Interest Paid: 12.75% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	75,000	Interest Received: 11%	—	(52,820)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(808,200) MXP	Interest Paid: 11.505% Periodicity: Semi-annual
		Maturity: December 15, 2010

Merrill Lynch	75,000	Interest Received: 11%	(16,338)	(52,450)
Capital Markets AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(808,200) MXP	Interest Paid: 11.505% Periodicity: Semi-annual
		Maturity: December 15, 2010

Embedded Derivatives.
As of December 31, 2009 and 2008, the Company indentified some currency component embedded derivatives within its lease agreements which were separated from their host contract. All of the derivates were found to emulate exchange rate component embedded forwards between Mexican pesos and U.S. dollars at different maturities. These could not be qualified by the Company as hedge accounting derivatives, therefore any change in the fair value on the derivatives is reported as a component of other comprehensive income/cost in the statement of operations for the current period. As of December 31, 2009 and 2008, the embedded derivatives totaled $2,838 and $ (8,472), respectively, which were generated by the following lease agreements:

			Effects in operations
Host Leasing Contract	Notional	Maturity	2009	2008

MATC Digital	0.5	October 2010	(10)	—
(San Marcos)	USD

MATC Digital	0.8	November 2009	—	23
(E. Zapata)	USD

MATC Digital	0.3	June 2010	—	5
(Chiquihuite)	USD

Grande River	0.9	October 2009	—	26
Communications	USD

Enlace Digital	3.0	September 2014	(119)	(34)
Telecomunicaciones	USD

CarrierCOM	1.5	February 2009	—	12
	USD

Hotelera Galerias	3.4	December 2013	(298)	—
	USD

Grupo Promotor	156.8	December 2012	(2,410)	8,440
Jomer	USD
Primary Financial Instruments
At December 31, 2009, the Company had investments in primary financial instruments as follows:

For trading	Book Value	Fair Value	Interest Rate

Repurchase agreement (governmental)	$22,333	22,333	4.49%
Repurchase agreement (governmental)	72,500	72,500	4.55%
Institutional Fund Treasury Reserves	756	756	0.03%
AIM Fund Treasury PF Corporate	817,747	817,805	0.05%

	$913,336	913,394

At December 31, 2008, the Company had investments in primary financial instruments as follows:

For trading	Book Value	Fair Value	Interest Rate

Repurchase agreement (governmental)	$101,902	101,902	8.28%
Institutional Fund Treasury Reserves	1,387,997	1,387,997	1.31%
JPMorgan Treasury Fund	10,371	10,371	0.02%

	$1,500,270	1,500,270

NOTE 14 — LABOR OBLIGATIONS UPON RETIREMENT:
As of December 31, 2009 and 2008, the Company has direct benefits payable for absences (non-cumulative) amounting to $1,331 and $1,133, respectively.
As of December 31, 2009 and 2008, the Company incurred restructuring charges of $7,282 and $49,491, which are comprised of $5,941 and $45,679 of termination benefits and $1,341 and $3,812 of legal and administrative expenses, respectively.
The Company has no retirement or post retirement benefit or pension plans for its employees, aside from the benefits described in the next sentence. Obligations and costs of seniority premiums and termination benefits that employees are entitled to receive are recognized based on actuarial studies prepared by an independent third party specialist.

	Benefits
	Termination		Retirement
	2009	2008	2009	2008
Net cost for the year:
Labor cost	$1,967	1,552	3,313	2,983
Financial cost	824	698	2,108	2,027
Actuarial (gain) loss, net	(2,160)	5,899	26	—
Prior service:
Amortization of transition liability	964	964	2,794	2,951

Net cost for the year	$1,595	9,113	8,241	7,961

The present value of benefit obligations of the plans at December 31, 2009 and 2008 is as follows:

	Benefits
	Termination		Retirement
	2009	2008	2009	2008
Current benefit obligation (CBO)	$12,145	11,514	32,433	25,836
Unrecognized items:
Transition liability	(2,892)	(3,856)	(8,381)	(11,175)
Actuarial loss	—	—	(1,842)	(693)

Projected liability, net	$9,253	7,658	22,210	13,968

The following reconciles the beginning and final balance for the present values of the CBO as of December 31, 2009 and 2008:

	Benefits
	Termination		Retirement
	2009	2008	2009	2008
CBO at the beginning of the year	$11,514	9,644	25,836	24,840
Current labor cost	1,967	1,552	3,313	2,983
Financial cost	824	698	2,108	2,027
Yearly real payments charged to the allowance	—	(4,381)	—	—
Actuarial (loss) gain for the period	2,160	(4,001)	1,176	4,014

CBO at the end of the year	$12,145	11,514	32,433	25,836

The following chart presents the CBO amounts for the years of 2009, 2008 and 2007:

	2009	2008	2007

Retirement/Seniority Premium:
CBO	$2,129	1,694	1,480
Total actuarial loss	(267)	360	311

	Benefits
	2009	2008
Discount rate reflecting the value of the current obligations	8.16%	8.16%
Compensation increase rate	5.56%	5.56%
Employee Remnant Average Labor Life (Applicable to benefits upon retirement)	33.4 years	29.5 years
NOTE 15 — SHAREHOLDERS’ EQUITY:
Capital stock structure —
Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.
On April 11, 2002, the Company obtained authorization from the Foreign Investment Bureau (“Dirección General de Inversión Extranjera”) to increase its ability to issue limited voting shares up to 95% of its total capital stock. This authorization was endorsed on September 28, 2007, at the company’s public offering.
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
Series “A” and “B” preferred shares had full voting rights, and Series “N” shares were neutral shares with limited voting rights and were not considered in the determination of the foreign investment percentage, in accordance with the Foreign Investment Law and could have been subscribed and acquired by either Mexican or foreign investors.
In accordance with the General Corporations Law, and with the Company’s bylaws, it is not possible to issue new shares or agree any modification in the number of shares due to a capital increase, reduction, amortization or spin off, unless all shares previously issued have been entirely paid. Therefore, treasury shares were totally cancelled and re-issued each time shareholders’ reached an agreement in that sense.
On February 26, 2007, at the Extraordinary and Ordinary Shareholders Meetings it was decided to increase the variable portion of the capital stock of the Company in the amount of 58,100 dollars, by issuing 830,000 common Series “N” shares that represent the capital stock of Maxcom, which were subscribed by a number of officers of Maxcom at a subscription price of 0.07 dollars per share.
On April 1, 2007 a number of holders of warrants issued in year 2000 exercised their warrants in respect of 736,883 Series “N” common shares that represent the capital stock of Maxcom at a price of 0.01 dollars per share.

On September 13, 2007, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the following resolutions were adopted:
1.
To make a public offering of Ordinary Participation Certificates (CPO) in Mexico, in the form of shares by offering these securities at the Bolsa Mexicana de Valores, S.A. B. de C.V. and other foreign markets in the form of American Depositary Shares (ADS) or other securities or instruments representing the CPOs or the Company’s shares, in accordance with applicable laws, including, without limitation, the US Securities Act of 1933, and upon registration of the corresponding securities with the SEC, so that the necessary funds may be raised in order to continue the development and growth of the Company and pay its debts. The CPOs are equivalent to three shares and the ADSs are equivalent to seven CPOs.

2.
The conversion and/or reclassification of all the shares under the Series “A”, “B”, and “N”, into new common and registered Series “A” shares with no par value, representing both the fixed and the variable portion of the capital stock, as applicable.

3.
Amend the Company’s overall bylaws, including the creation of a number of intermediate management bodies, and other changes required under the Mexican Stock Market Law to convert the Company to a publicly traded company (“Sociedad Anónima Bursátil” or S. A. B.), mode with variable capital.

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
In the end of October 2007, certain officers and directors of the Company exercised options corresponding to the stock option plan to acquire 853,592 Series “A” shares representing the capital stock of the Company.
On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders approved an amount of up to $36,196 destined to the share repurchase program for 2008, without limitation on the amount of shares to be bought. In 2009 and 2008, the net effect of share repurchases was a charge of $8,794 and $7,320 respectively, that is included within additional paid-in the capital. As of December 31, 2009, the Company holds 5,206,500 treasury shares repurchased in the amount of $11,925.
Also, in this assembly, the Shareholders approved an equity reduction to the variable part of the capital stock for up to 1,683 dollars due to residual shares or Ordinary Participation Certificates or “CPOs” left from the issuance of American Depositary Receipts or “ADRs”, which is a certificate representing the corresponding ADS. The reduction amounted to $7.
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
As of December 31, 2009, the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	2009	2008	2007
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002

Subtotal	789,818,829	789,818,829	789,818,829

Authorized shares not outstanding:
(treasury shares)

	2009	2008	2007

Series “A”	11,000,000	11,000,000	307,010

Total authorized shares	800,818,829	800,818,829	790,125,839

In the event of a reduction to the capital stock or to the share subscription premium, any surplus of the amount reimbursed over the balances of the accounts of contributed capital, a tax equivalent to 30% shall be incurred, when paid in the future. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.
As of December 31 2009 and 2008, the Company’s capital stock was comprised as follows:

	2009	2008
Capital stock	$4,814,428	4,814,428
Restatement effect	595,816	595,816

Total capital stock	$5,410,244	5,410,244

Comprehensive loss —
The comprehensive loss reported on the statements of shareholders’ equity (deficit) represents the results of the Company’s total activities during the year, and includes the items mentioned below which, in accordance with Mexican FRS, are reported directly in shareholders’ equity (deficit), except for net loss.

	2009	2008
Net loss for the year	$303,558	437,763
MFRS C-8 recognition (Note 6)	38,123	—

Comprehensive loss	$341,681	437,763

Shareholders’ restrictions —
Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2009, the statutory reserve has not reached the required amount.
No dividends may be paid while the Company has not received the related amounts as dividends from subsidiary companies.
NOTE 16 — STOCK BASED COMPENSATION:
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
Following is a summary of the changes in employees’ stock options plan for the years ended on December 31, 2009, 2008 and 2007 and the changes to the stock options plan for the acquisition of shares by entities other than employees (in thousands of shares):

	2009		2008		2007
		Weighed		Weighed		Weighed
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price USD	Options	Price USD	Options	Price USD
Outstanding at beginning of year	17,916	$0.31	28,405	$0.37	27,779	$0.38
Granted	2,807	0.31	552	0.01	5,151	0.25
Exercised	—	—	(11,041)	0.06	(339)	0.31
Cancelled	—	—	—	—	(4,186)	0.27

Outstanding at the end of the year	20,723	0.31	17,916	0.31	28,405	0.37

Options exercisable at the end of the year	16,459	0.31	14,176	0.31	21,208	0.41

Weighted average price of options granted during the year (denominated in U.S. dollars)		$0.31		$0.01		$0.25

A summary of the status of the Company’s non vested granted options as of January 1, 2009, and changes during the year ended December 31, 2009, is presented below (in thousands of shares):

		Weighted
		average
		grant-date
Non vested granted Options	Options	fair value
Balance at January 1, 2009	3,165	USD 0.10
Vested	(1,920)	0.10
New granted non vested	3,297	0.04
Forfeited	(853)	0.10

Balance at December 31, 2009	3,689	USD 0.05
A summary of authorized options for employees’ stock option plans as of December 31, 2009 and 2008, is presented below (in thousands of shares):

	2009	2008
Granted	20,723	17,916

Granted/Vested	17,034	14,751
Granted non vested	3,689	3,165
Available	6,065	8,872

Total authorized options	26,788	26,788

A summary of the status of the Company’s granted vested options as of January 1, 2009, and changes during the year ended December 31, 2009, is presented below (in thousands of shares):

		Weighted
		average
		grant-date
Granted/Vested Options	Options	fair value
Balance at January 1, 2009	14,751	USD	0.14
Granted	1,698		0.04
Vested	1,920		0.10
Forfeited	(1,335)		0.10

Balance at December 31, 2009	17,034	USD	0.13
Since all of our stock option plans are out of the money, for 2010, we do not expect to repurchase any of the Company’s shares to fund them.
A summary of the cash used for the Company’s exercised options for the year ended December 31, 2009, is presented below:

		Weighted		Weighted		Weighted
	Stock	average	Directors	average		average
	Option	unit price	&	unit price		unit price
	Plan	USD	Officers	USD	Total	USD
Cash out for share acquisition	—	—	798,887	0.154	798,887	0.154
Cash in from exercised options	—	—	(50,176)	(0.10)	(50,176)	(0.10)

Total	—	—	748,161	0.153	748,161	0.153
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
Together with this change in its capital structure the Company decided to amend its different stock option plans to give better benefits to the holders of the options in such plans. As a result in July 2006, the Company changed the requisite service period as well as the strike price and vesting period in the different stock option plans as explained as follows:

	Modified plan	Previous
	2007	Plan
Requisite service period	3 years	5 years *
Fair value on modification date (dollars)	0.149	0.000
Exercise price (dollars)	0.31	0.50

*	At the modification date most options had been already vested.
The additional compensation cost stemming from the modification and the total compensation cost per option is 0.149 dollars as shown below:

Dollars

Fair value of modified option at July 2007	0.149

Incremental value of modified option at July 2007	0.149

Incremental value of modified option at July 2007	0.149

Unrecognized compensation cost for original option	0.000

Total compensation cost to be recognized in 2007	0.149

The total remaining compensation cost at December 31, 2009 amounted to $828 will be recognized over the modified award’s three-year requisite service period. Accordingly, the Company’s compensation cost will be recognized ratably over the remaining three years. The cost related to these plans recognized for the years ended December 31, 2009, 2008 and 2007 totaled $1,669, $5,114 and $37,124, respectively. The compensation cost for “penny warrants” for directors and options for executives are recognized in shorter periods, because it relates to performance bonuses and their fair value fluctuates between 0.15 and 0.38 dollars each.
As of December 31, 2007, the Company had issued options to purchase 7,569,007 shares pursuant to severance arrangements with certain of our key officers that, upon a change of control or an initial public offering of Maxcom, became fully exercisable without restriction. As of October 18, 2007 these options were fully exercisable and the compensation cost recognized amounted to $25,300. These options were exercised during 2008.
After amending the different stock option plans, the breakdown of the options granted and their vesting periods as of December 31, 2009 are described below:

	New	Plan for the	Options for Board
	employee stock	Chairman	members and
	option plan	of the Board	executives	Total
Granted	20,147,810	4,475,781	1,330,740	25,954,331
Expected forfeitures	(4,029,365)	—	—	(4,029,365)
Outstanding options authorized	15,064,684	—	1,081,275	16,145,959
Options vested during the year	—	—	381,900	381,900

	2009	2008
Authorized options	43,579,491	43,961,391
Options granted	27,433,532	25,032,749
Available options	16,145,959	18,928,642
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

As of December 31, 2009 and 2008 changes in additional paid in capital were as follows:

	2009	2008
Issuance expenses, net	$—	(6,055)
Stock option plan cost	1,669	5,114
Exercised options	(9,546)	(70,672)
Cost of shares acquired for issuance upon exercise of stock options net	—	—

	$(7,877)	(71,613)

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

Segment	2009	2008	2007
Residential	$928,686	1,055,639	897,855
Business	788,033	809,130	648,165
Public Telephony	460,687	428,733	386,404
Wholesale	372,184	359,518	376,092
Others	12,980	30,209	37,203

Total revenues	$2,562,570	2,683,229	2,345,719
Operating costs and expenses	(2,569,737)	(2,491,698)	(2,069,824)

Operating (loss) income	$(7,167)	191,531	275,895

Each of the above segments is comprised of homogeneous customers.
The information by geographical location (all within Mexico) including revenue, total assets, depreciation and additions of the telephone network, systems and equipment is as follows:

	Metropolitan	Central-
Services	Area	South	North	Total
Year ended December 31, 2009:
Local	$1,448,810	634,220	75,532	2,158,562
Long distance	256,897	63,954	3,947	324,798
Rent of dedicated links	377	—	—	377
Sale of equipment to customers	2,219	1,437	—	3,656
Capacity leasing	75,177	—	—	75,177

Total revenue	$1,783,480	699,611	79,479	2,562,570

Total assets as of December, 2009	$5,966,289	1,152,262	399,025	7,517,576

Acquisition of telephone network systems and equipment during 2009	$597,558	178,155	155,910	931,623

	Metropolitan	Central-
Services	Area	South	North	Total
Year ended December 31, 2008:
Local	$1,558,015	726,438	20,488	2,304,941
Long distance	236,706	74,374	9,014	320,094
Rent of dedicated links	402	—	—	402
Sale of equipment to customers	8,740	1,873	77	10,690
Capacity leasing	47,102	—	—	47,102

Total revenue	$1,850,965	802,685	29,579	2,683,229

Total assets as of December 31, 2008	$6,629,134	1,066,352	220,986	7,916,472

Acquisition of telephone network systems and equipment during 2008	$1,339,919	269,019	22,063	1,631,001

	Metropolitan	Central-
Services	Area	South	North	Total
Year ended December 31, 2007:
Local	$1,398,683	517,154	—	1,915,837
Long distance	171,308	175,234	10,375	356,917
Rent of dedicated links	180	119	—	299
Sale of equipment to customers	10,698	3,646	—	14,344
Capacity leasing	58,322	—	—	58,322

Total revenue	$1,639,191	696,153	10,375	2,345,719

Total assets as of December 31, 2007	$6,993,420	742,614	278,066	8,014,100

Acquisition of telephone network systems and equipment during 2007	$651,006	476,519	32,834	1,160,359

NOTE 18 — COMPREHENSIVE FINANCIAL RESULTS:
As of December 2009, 2008 and 2007 the comprehensive financial results are analyzed as follows:

	2009	2008	2007
Comprehensive financial results:
Interest expense and commissions	$(328,949)	(317,633)	(285,858)
Interest income	6,031	53,994	55,793
Exchange gain (loss) — Net	66,497	(261,787)	4,826
Effect of valuation of financial instruments	(58,478)	83,323	20,421
Gain on monetary position	—	—	42,586

	$(314,899)	(442,103)	(162,232)

Capitalized in telecommunications equipment and network (Note 7)	$18,104	174,710	35,591

Total recorded in results of operations	$(296,795)	(267,393)	(126,641)

NOTE 19 — INCOME TAX (IT), ASSET TAX (AT), FLAT RATE BUSINESS TAX (IETU) AND EMPLOYEES’ STAUTORY PROFIT SHARING (ESPS):
Under current tax law, companies will be required to pay the greater of ISR or IETU. If IETU is payable, the payment is considered final and not subject to recovery in subsequent years. The income tax law in force on 31 December 2009, establishing an applicable IT rate of 28% and, under current tax reforms from 1 January 2010, the income tax rate for fiscal years 2010 through 2012 is 30%, for 2013 is 29% and 28% for 2014 onwards. IETU rate is 17% for 2009 and 17.5% for 2010 onwards.
Under the tax law in force through December 31, 2007, companies must pay the greater of IT or AT. Both taxes recognize the effects of inflation.

Starting January 1, 2008, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.
Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2009 and 2008 have been recorded reflecting the IT basis.
The result differs from book income tax due to differences in permanent and temporary character, which are shown below.
The following table shows the reconciliation between the effective tax rate and the statutory income tax rate:

	December 31,
	2009	2008
(Loss) profit before income tax expense	$(365,095)	(671,457)
Statutory income tax rate	28%	28%

Income tax benefit	(102,226)	(188,008)

ESPS expense	922	328

Increase (decrease) on income tax expense resulting from:
Inflationary effects	(39,194)	(19,163)
Non-deductible expenses	14,167	10,254
Change in valuation allowance	35,409	(34,498)
Non-taxable income	—	(2,888)
Change in rates	(30,045)	—
Tax effect for sale of subsidiary	56,035	—
Others permanent items	3,395	281

Income tax expense (benefit)	$(61,537)	(233,694)

Effective income tax rate	17%	35%

The activity of deferred taxes was as follows:

	2009	2008

Balance at beginning of year	$(148,114)	97,742
Credit to income	(69,471)	(245,856)
Cancellation of deferred tax liability in recognition of NIF C-8 “Intangible Assets” (Note 6)	(12,739)	—

Balance at December 31	$(230,324)	(148,114)

As of December 31, 2009 and 2008, the effect of deferred income tax and ESPS on the significant temporary differences is analyzed as follows:

	2009		2008
	IT	ESPS	IT	ESPS
Deferred assets:
Allowance for doubtful accounts	$60,928	—	39,372	—
Labor obligations upon retirement	9,439	3,146	6,055	2,162
Derivative financial instruments	—	—	2,372	—
Provisions	56,920	865	37,691	13,461
Tax credit carryforwards	39,272	—	39,272	—
Tax loss carryforwards	433,158	—	411,277	—

Total gross deferred assets	599,717	4,011	536,039	15,623

Less valuation allowance of tax loss carryforwards	220,357	3,915	184,948	14,995

Deferred assets, net	379,360	96	351,091	628

Deferred liabilities:
Prepaid expenses and advances to suppliers	15,126	96	13,190	628
Telephone network system and equipment, frequency rights, intangible assets and preoperating expenses — Net	133,059	—	189,787	—
Derivative financial instruments	851	—	—	—

Total gross deferred liabilities	149,036	96	202,977	628

Net deferred assets	$230,324	—	148,114	—

To assess the recovery of deferred assets, management considers the probability that some or all of them do not recover. The ultimate realization of deferred assets depends on the generation of taxable income in the periods in which temporary differences are deductible. In making this assessment, management considers the expected reversal of deferred liabilities, projected taxable profits and planning strategies.
As of December 31, 2009, the Company had accumulated tax loss carryforwards of $1,443,860, which will expire as follows:

Year of		Year of
loss	Amount	expiration
2000	$104,073	2010
2002	276,276	2012
2003	36,650	2013
2004	82,373	2014
2005	129,675	2015
2006	76,703	2016
2007	278,753	2017
2008	459,357	2018

	$1,433,860

The Income Tax Law in force at December 31, 2009 establishes an applicable rate of 28% in 2009 and, from January 1, 2010, the income tax rate for fiscal years 2010 to 2012 is 30%, for 2013 is 29% and from 2014 onwards 28%. As a result of these changes in the rate, in the year ended December 31, 2009 the Company recognized an increase in deferred assets, net, for $30,045 which was credited to the results of 2009.

NOTE 20 — COMMITMENTS AND CONTINGENT LIABILITIES:
As of December 31, 2009, the Company had the following commitments:
a.	Operating lease agreements:
The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $73,125, $73,380 and $51,943 in 2009, 2008 and 2007, respectively.
The schedule for estimated future minimum lease payments is as follows:

2010	$98,080
2011	57,414
2012	52,043
2013	49,561
2014 and thereafter	53,057

$310,155

b.	Lease agreement for the building currently housing the Company’s corporate offices.
On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $36,737, $31,163 and $27,054 for the years ended December 31, 2009, 2008 and 2007, respectively.
The schedule of estimated future minimum lease payments is as follows:

2010	$42,704
2011	27,916
2012	22,076
2013	1,187
2014 and thereafter	4,087

$97,970

c.	Geographic expansion commitment:
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
As of the date of issuance of the financial statements, said commitment was fully covered, with no future commitments remaining.
d.	Commitment related to frequency rights:
As of December 31, 2009, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2009, as per the commitments and obligations set forth in the concessions.
e.	Commitment pertaining to the sale of capacity:
In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephony carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years. As of December 31, 2009, deferred revenue amounted to $12,102.
In November 2007, the Company entered into a optical fiber capacity sale agreement with GTM in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided. This service started in October 2008. The termination date for this agreement is due in 5 years. As of December 31, 2009 and 2008, the balance pending to be incurred is $10.2 and 13.4 million, respectively.

In December 2008, the Company entered into a optical fiber capacity sale agreement with Megacable in the amount ofby $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2009, the balance pending to be incurredpayable is $23.7.
In September 2008, the Company entered into a optical fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2009, the balance pending to be incurred is $6.1.
f.	Comisión Federal de Electricidad (CFE):
On June 23, 1999, the Telereunion entered in a lease infrastructure agreement with the CFE which due date will be within 30 years, in the amount approximate amount of $38.7 million.
After a lawsuit sentence, on January 9, 2007, Telereunion and CFE agreed that Telereunion should pay the approximate amount of $38.7 million, that was originated from the 30 years lease infrastructure agreement that should have been paid in advance.
The lawsuit sentence pointed out that the amount owned to CFE plus actualization charges should have been paid on November 29, 2008, even though the computed interest should have been paid in 4 semiannual installments since November 29, 2007. This amount was paid by Telereunion on November 27, 2008.
Within the acquisition agreements between Telereunion, and Grupo VAC, this last mentioned agreed to grant a loan to Telereunion in order to pay the amount owned to CFE. This loan will be paid to Grupo VAC in monthly installments not greater than $110, from the effective date of the agreement and throughout the next 30 years. The loan will bear an interest rate per annum equal to TIIE plus 300 basis points.
The account payable to Grupo VAC as of December 31, 2009 and 2008, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,504 and $1,686, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $27,650 and $33,924, respectively.
g.	Claim brought by the Secretaría de Hacienda y Crédito Público as a result of a tax audit of Maxcom Telecomunications for the fiscal year 2004:
In November 2008, tax authorities initiated audits of Maxcom to verify the correct implementation of tax provisions as a direct subject in the field of Income Tax and Value Added Tax for the fiscal year 2004. At the date of the financial statements tax authorities have not delivered the closing act of the review.
h.	Claim brought by the Secretaría de Hacienda y Crédito Público as a result of a tax audit of Maxcom Telecomunications for the fiscal year 2005:
In January 2010, tax authorities initiated audits of Maxcom to verify the operation of excision of Mijolife completed in August 2005. At the date of the financial statements tax authorities have not delivered the closing act of the review.
i.	Claim brought by the Secretaría de Hacienda y Crédito Público as a result of a tax audit of Maxcom Telecomunications for the fiscal year 2004:
In January 2010, tax authorities initiated audits of Maxcom to verify proper tax compliance of asset tax for the fiscal year 2004. At the date of the financial statements tax authorities have not delivered the closing act of the review.

NOTE 21 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS” or “NIF”, for its initials in Spanish as described below), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Through December 31, 2007 the consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 5). The reconciliation for the year ended December 31, 2007 does not include the reversal of other adjustments to the financial statements for the effects of inflation required under MFRS because the application of inflation accounting represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes. As of January 1, 2008, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos
Recently adopted accounting standards
The Financial Accounting Standards Board (“FASB”) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative GAAP into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).
In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events.  This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The new guidance under FASB ASC Topic 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.
In June 2009, the FASB issued ASC 810, Consolidations (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)).  ASC 810 requires a qualitative analysis to determine the primary beneficiary of a VIE.  The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.  The standard also requires additional disclosures about an enterprise’s involvement in a VIE.  FAS 167 is effective for a company’s first reporting period beginning after November 15, 2009.  Accordingly, the adoption of ASC had no impact on the Company.
In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, Accounting for Defensive Intangible Assets” (ASC 350 — Intangibles—Goodwill & Other ).  This issue summary requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset.  A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development.  An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets.  The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset.  This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. The Company did not have any material effect on its overall financial position or results of operations.
In December 2008 the FASB issued ASC 715 (formerly FASB Staff Position (FSP) No. FAS 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP No. FAS 132(R)-1)), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires employers of public and non-public entities to disclose more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosure requirements are effective for years ending after December 15, 2009.
The new disclosure requirements had no effect on the Company’s financial statements.
In February 2007, the Financial Accounting Standards Board (“FASB”) issued ASC 825-10 “Financial Instruments-Fair Value Option”. ASC 825-10 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in ASC 815 “Derivatives and Hedging”, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of ASC 825-10 has not impacted the Company’s results of operations and financial position.
In September 2006, the FASB issued “ASC 820, Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of ASC 820 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied; with certain limited exceptions with any transition adjustment recognized as a cumulative-effect adjustment generally to the opening balance of retained earnings.
ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
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

Fair value
The carrying value of the Company’s short-term instruments and derivates instruments and the related fair value level under ASC 820 is summarized as follows:

		Quoted prices
		in active	Significant
		markets for	other	Significant
	Balance at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Short-term investments(1)	913,332	22,333	890,999	—
Derivative Instruments, (net)	38,319	—	38,319

Total	$951,651	$22,333	$929,318	$—

(1)
Short-term investments are classified in the balance sheet as cash and cash equivalents. The carrying value and fair value of cash and cash equivalents as of December 31, 2009 is $987,343 of which $913,332 represents the fair value of the short term investments.

Short-term investments consist of Mexican governmental bonds which are measured using quoted prices in active markets and therefore classified as Level 1 in the fair value hierarchy. Short-term investments classified as Level 2 consist of money market mutual funds and commercial banking paper, whose fair values are obtained using observable inputs for their valuation.
Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, and current and forward market prices for foreign exchange rates. The Company classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include cross currency swaps and embedded derivatives which consist of forward contracts.
In February 2008, the FASB approved FASB Staff Position (FSP) ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), that permits companies to partially defer the effective date of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of ASC 820, the Company has decided to defer the adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the effect that this statement will have on its financial position and results of operations.
In October 2008, the FASB issued FASB Staff Position ASC 820, “Fair Value Measurements and Disclosures”, which was effective immediately. ASC 820 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in these circumstances.
The principal differences between MFRS and U.S. GAAP are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net loss and consolidated shareholders’ equity.

The following is a summary of the adjustments to consolidated net (loss) income and consolidated shareholders’ equity, respectively:

	Years Ended December 31,
	2009	2008	2007
Net (loss) income under MFRS	$(303,558)	$(437,763)	$36,196

Adjustments:
Amortization of pre-operating expenses (a)	—	22,123	20,438
Capitalization of interest (b)	8,810	(112,738)	(716)
Amortization of capitalized interest (b)	(516)	(12,118)	(11,896)
Installation revenues and related costs (c)	9,231	(2,824)	(6,758)
Installation costs not charged to customers (d)	(111,616)	(154,716)	(60,640)
Capitalized internal compensation cost (e)	143	143	143
Impairment charge (f)	—	532,315	—
Severance Indemnity liability (g)	(815)	2,405	(682)
Recognition of deferred taxes (j)	20,886	(76,885)	184,914

Total US GAAP adjustments	(73,877)	197,705	124,803

Net (loss) income under U.S. GAAP	$(377,435)	$(240,058)	$160,999

Basic and diluted earnings per share:
Numerator:
Net (loss) income under U.S. GAAP	$(377,435)	$(240,058)	$160,999
Net (loss) Income under U.S. GAAP available for common shareholders, used for dilutive computation	(377,435)	(240,058)	160,999
Denominator:
Weighted average of common shares used in basic computation (thousand)	789,819	789,819	560,176
Add: dilutive impact of stock options and warrants(1)	—	—	45,968
Weighted average of common shares used in dilutive computation (thousand)	789,819	789,819	606,144
Earnings per share, basic	(0.48)	(0.30)	0.29
Earnings per share, diluted	(0.48)	(0.30)	0.27

(1)	According to ASC 260.

	As of December 31,
	2009	2008
Shareholders’ equity under MFRS	$4,159,972	$4,501,169

Accumulated adjustments:
Preoperating expenses (a)	(391,951)	(391,951)
Amortization of preoperating expenses (a)	391,951	336,172
Capitalization of interest (b)	17,250	8,440
Amortization of capitalized interest (b)	(64,981)	(64,465)
Installation revenues and related costs (c)	(67,574)	(76,805)
Installation costs not charged to customers (d)	(850,028)	(738,412)
Capitalized internal compensation cost (e)	(1,857)	(2,000)
Impairment charge (f)	527,400	532,315
Severance Indemnity liability (g)	(10,404)	(11,297)
SAB 108 initial effects (h)	7,034	7,034
SAB 108 effects for the year (i)	3,035	3,035
Recognition of deferred taxes (j)	132,036	111,420

Total U.S. GAAP adjustments	$(308,089)	$(286,514)

Shareholders’ equity under U.S. GAAP	$3,851,883	$4,214,655

Provided below is an analysis of changes in shareholders’ equity under U.S. GAAP:

	Year Ended
	December 31,
	2009	2008
Balance at the beginning of the year	$4,214,655	$4,555,341
Net loss under U.S. GAAP	(377,435)	(240,058)
Decrease in capital stock	—	(7)
Stock option plan	(7,877)	(71,613)
Repurchase of shares	8,362	(20,287)
Adoption NIF	12,740	—
Severance Indemnity liability (FAS 158 effects), net of tax of $3,121	1,438	(8,721)

Balance at the end of the year	$3,851,883	$4,214,655

I. Explanation of reconciling items
a. Preoperating expenses —
In 2009, the Company wrote off the unamortized balance of pre-operating expenses at December 31, 2008, of $50,863, additionally, the Company reversed a deferred tax liability by $12,740, both effects are taken against the accumulated results (deficit) without having to restate the financial statements of previous years the concept according to new NIF C-8 “Intangibles”.
Until December 31, 2008, under the Statement C-8 “Intangibles” in MFRS, all expenses incurred while a company or a project is in the pre-operating or development stages were capitalized. The Company’s operations commenced in May 1999 and capitalized expenses were being amortized on a straight-line basis for a period not exceeding 10 years. The Company has not incurred any pre-operating or development expenses since 2003.
Under US GAAP, such pre-operating expenses are expensed as incurred.
b. Capitalization of interest —
In accordance with MFRS, the Company capitalizes comprehensive cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain) incurred during the period of construction and installation of an asset. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset. The Company is amortizing capitalized interest on a straight-line basis over 10 years.
As of 2009, the Mexican economy is no longer deemed an inflationary environment, for purposes of Mexican GAAP; therefore capitalization of the comprehensive financing result in such year no longer considers any gains or losses from monetary position as result of the adoption of the new MFRS B-10 “Inflation Effects” mentioned elsewhere in this financial statement. As a result, the Company capitalized $8,810 of foreign exchange differences that must be reversed for purposes of U.S. GAAP.
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
c. Installation revenues and related costs —
Under MFRS, installation revenues and related costs are recognized immediately, when installations are charged to customers.
Under U.S. GAAP, installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers to the extent that costs do not exceed revenues, otherwise excess costs are expensed as incurred. The Company estimated its customer relationship period to be 4 years.

d. Installation costs not charged to customers —
Under MFRS, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.
Under U.S. GAAP, installation costs not charged to customers are expensed as incurred.
e. Capitalized internal compensation cost —
MFRS allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002, the Company capitalized some compensation expenses in an amount of $2,856, which are being amortized on a straight-line basis over 20 years. The Company has not incurred these charges since 2003.
Under U.S. GAAP, these charges were expensed when incurred.
f. Impairment —
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
g. Severance Indemnity liability —
MFRS requires the recognition of a severance indemnity liability calculated based on actuarial computations. Similar recognition criteria under U.S. GAAP are established in ASC 712-10, “Compensation-Nonretirement Postemployment Benefits”.
Due to the revision of NIF D-3 “Employee benefits”, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years.
In 2008 the Company adopted the NIF D-3 “Employee benefits” which provides for the elimination of any related intangible asset previously recorded.

	MEX GAAP	US GAAP
	D3	FASB 87 & 112

Seniority Premium — Severance Payment	$(1,377)	$(20,713)
Severance Payment	(21,108)	(10,947)
Seniority Premium — Severance Benefits	(1,102)	(2,515)
Severance Benefits	(7,876)	—

Total	(31,463)	(34,175)
Difference US GAAP vs MEX GAAP	—	(2,712)
Amortization of net loss (gaing)	—	(2)
Amortization of transition obligation	—	(2,433)
Others	—	727

Total Severance Benefits		(4,420)

Effective December 31, 2008, the Company adopted the recognition and disclosure provisions of ASC 715 “Compensation—Retirement Benefits” (“ASC 715”). ASC 715 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008 under ASC 715 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.
The accumulated effect of this standard on the Company as of December 31, 2008 is shown as follows:
Accumulated Other Comprehensive Income (AOCI) roll-forward and Comprehensive Income:

	OCI	AOCI
AOCI beginning balance at January 1, 2008
Net loss	$(398,051)

ASC 715 effect of the year (net of deferred income tax effect of $3,121)	1,277	$(8,721)

Other comprehensive income	1,277	1,277

Comprehensive income	$(396,774)

AOCI ending balance at December 31, 2008		$(7,444)

h. Initial application of SAB 108 —
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
i. Reversal of SAB 108 —
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
j. Recognition of Deferred taxes —
This amount represents the effect in deferred income taxes over the adjustments between MFRS and U.S. GAAP when applicable.
II. Disclosures
a. Restrictive Covenants —
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
b. Proforma earnings per share —
Pursuant to guidelines established in ASC 250 “Accounting Changes and Error Corrections”, the Company notes that it changed the estimate of useful lives of telephone network systems and equipment during 2007. As explained in Note 5d the Company recalculated the amount of depreciation expense related to these assets for the year 2007, which amounted to $33,231. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2007 would have been of $16,011, the effects of these changes during 2007 was a reduction of $0.03 per share, under both MFRS and U.S. GAAP.

c. Acquisition of Sierra Comunicaciones
In 2007, under MFRS the acquisition of Sierra Comunicaciones was recognized in the books of the Company following the applicable guidance for business combinations, however for US GAAP purposes based on the characteristics of the transaction, the Company applied ASC 845 “Nonmonetary Transactions” and considered the transaction to be an acquisition of a group of assets as the entity acquired was not regarded as a self-sustaining integrated set of activities and assets. This acquisition did not represent a GAAP difference as no goodwill was recognized under MFRS and excess of the purchase price over book value was allocated to the assets received.
d. Fair value
The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.
At December 31, 2009 and 2008, the fair value of the Company’s long-term debt based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments are summarized as follows:

		Quoted prices	Significant
	Fair value at	in active	other	Significant
	December 31,	markets for	observable	unobservable
	2009	identical assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)
Senior Notes(1)	$2,567,863	2,567,863	—	—

(1)	Senior notes are carried at amortized cost and their carrying value as of December 31, 2009 is $2,611,740. The $2,567,863 represents the estimated fair value of the notes. See Note 11 “Bonds Payable”.
e. Deferred income taxes —
For MFRS purposes, the Company applies NIF D-4 “Taxes on income”, which supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are: (i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings, unless identified with any other comprehensive item pending reclassification; (ii) the accounting treatment of ESPS (current and deferred) is transferred to NIF D-3. For purposes of the reconciliation to U.S. GAAP, the Company has applied ASC 740 “Income Taxes” (“ASC 740”), for all periods presented.
ASC 740 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the future tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of changes in tax rates is recognized in the income statement in the period in which the tax rates are enacted.
ASC 740 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, for 2006, the Company established a valuation allowance for the amount of the deferred tax assets that the Company estimated will not result in a future tax benefit.
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

In July 2006, the Financial Accounting Standards Board (FASB) ASC 740 “Income Taxes” (“ASC 740”). On January 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as selling, general and administrative expenses in the consolidated statements of operations.
As of January 1, 2007 and for the years ended December 31, 2009 and 2008, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its subsidiaries remain subject to examination by the local tax authorities for the tax years beginning in 2003 in Mexico and 2006 in U.S.
Significant components of deferred income taxes under U.S. GAAP are as follows:

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2009:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$60,928	—	$60,928
Labor obligations upon retirement	9,439	—	9,439
Provisions	56,920	—	56,920
Installation revenues	—	20,272	20,272
Installation costs not charged to customers	—	255,008	255,008
Tax loss carryforwards	472,430	—	472,430

Total gross deferred tax assets	599,717	275,280	874,997
Less valuation allowance	(220,357)	—	(220,357)

Net deferred tax assets	$379,360	275,280	654,640

Deferred tax liabilities
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	$(133,059)	(143,244)	(276,303)
Derivative financial instruments	(851)	—	(851)
Prepaid expenses	(15,126)	—	(15,126)

Total gross deferred tax liabilities	(149,036)	(143,244)	(292,280)

Net deferred tax asset	$230,324	132,036	362,360

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2008:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$39,372	—	$39,372
Labor obligations upon retirement	6,055	(1,970)	4,085
Derivative financial instruments	2,372	—	2,372
Provisions	37,691	—	37,691
Installation revenues	—	21,505	21,505
Installation costs not charged to customers	—	206,755	206,755
Tax credit carry forwards	39,272	—	39,272
Tax loss carry forwards	411,277	—	411,277

Total gross deferred tax assets	536,039	226,290	762,329
Less valuation allowance	(184,948)	—	(184,948)

Net deferred tax assets	$351,091	226,290	577,381

Deferred tax liabilities
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	$(189,787)	(114,870)	(304,657)
Prepaid expenses	(13,190)	—	(13,190)

Total gross deferred tax liabilities	(202,977)	(114,870)	(317,847)

Net deferred tax asset	$148,114	111,420	259,534

f. Cash flow information —
The statements of changes in financial position were presented for the year ended December 31, 2007, as mentioned in Note 5.
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
The statement of cash flows prepared in accordance with MFRS for the year ending December 31, 2009 presents substantially the same information as that required under US GAAP as interpreted by ASC 230 “Statement of Cash Flows”, except for certain differences in presentation.
The following price-level adjusted consolidated statement of cash flows presented for the year ended December 31, 2007, includes the effect of inflation in conformity with recommendations established by the American Institute of Certified Public Accountants SEC Regulations Committees’ International Practices Task Force.

	Year Ended December 31,
	2009	2008	2007
Operating activities:
Net (loss) income under U.S. GAAP	$(377,435)	$(240,058)	$160,999
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities: Depreciation and amortization	562,643	476,813	328,269
Hedging valuation	58,479	(83,323)	(24,036)
Allowance for doubtful accounts	32,269	39,956	5,318
Monetary gain	—	—	(15,533)
Deferred income tax	(90,357)	(168,971)	(138,632)
Severance indemnity	10,652	14,669	6,434
Stock option plan	1,669	5,114	37,124
Loss on sale of fixed assets	42,113	82,496	6,166
Gain on sale of subsidiary	(6,126)	—	—
Other	—	—	67,255
Foreign currency exchange (loss) gain	(95,920)	534,420	(47,957)

	137,987	661,116	385,407
Changes in operating assets and liabilities:
Accounts receivable	(62,049)	(227,744)	(319,003)
Inventory	24,502	(7,627)	2,540
Prepaid expenses	5,486	9,563	2,091
Other assets and liabilities	31,879	3,353	93,404

Cash flow provided by operating activities	137,805	438,861	164,439
Investing activities:
Acquisition of fixed assets	(751,689)	(1,298,619)	(1,126,022)
Proceeds on sale of fixed assets	10,256	4,364	(6,371)
Purchase of Sierra, net of cash acquired	—	—	(33,576)
Proceeds on sale of subsidiary	6,126	—	—
Acquisition of intangible assets	5,252	12,704	(79,112)

Cash flow used in investing activities	(730,055)	(1,281,551)	(1,245,081)
Financing activities:
Restricted cash	—	—	23,462
Capital (decrease) increase — Net of equity issuance cost	—	(7)	2,643,369
Cost of shares acquired for issuance upon exercise of stock options, and issuance costs	(9,546)	(76,727)	—
Bank financing and debt payments	(4,354)	(8,419)	131,432
Repurchase of shares	8,362	(20,287)	—
Other financing items	(6,274)	—	—
Senior notes issued — Net of debt issuance cost	—	—	118,214

Cash flow (used in) provided by financing activities	(11,812)	(105,440)	2,916,477

Effect of exchange rate changes on cash and cash equivalents	—	—	(35,591)

Net increase (decrease) in cash and cash equivalents	(604,062)	(948,130)	1,800,244

Cash and cash equivalents at beginning of the year	1,591,405	2,539,535	739,291

Cash and cash equivalents at end of the year	987,343	1,591,405	2,539,535

Interest paid	$281,142	$276,434	$271,973

Income taxes paid	$14,308	$7,320	$25,530

Increase (decrease) on fixed assets acquired Under capital lease	6,327	4,740	(50,791)

g. Operating income —
MFRS allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating. For the years ended 2009, 2008 and 2007, these charges were $50,559, $12,616, and $12,819, respectively.
Under U.S. GAAP, such items are considered part of operating income.
h. New U.S. GAAP accounting pronouncements —
In December 2007, the FASB issued ASC 805 “Business Combinations”, and ASC 810 “Consolidation”, an amendment to ARB No. 51. Statements ASC 805 and ASC 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement ASC 805 will be applied to business combinations occurring after the effective date. Statement ASC 810 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement ASC 810 is not expected to impact its financial position and results of operations. The Company did not have any material effect on its overall financial position or results of operations.
In March 2008, the ASC 815 “Derivatives and Hedging”, an amendment of FASB Statement No. 133 (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities. Under SFAS No. 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective beginning January 1, 2009 (the first day of fiscal 2009). ASC 815 encourages comparative disclosures for earlier periods at initial adoption. The Company did not have any material effect on its overall financial position or results of operations.
In April 2008, ASC 350 “Intangible-Goodwill and Other”. Amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, Goodwill and Other Intangible Assets. ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company did not have any material effect on its overall financial position or results of operations.
In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) ASC 470 “Debt”, Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share. The Company did not have any material effect on its overall financial position or results of operations.
In May 2008, the ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”). ASC 105 identifies the sources of accounting principles and the framework for selecting the accounting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company did not have any material effect on its overall financial position or results of operations.
In December 2008, the ASC 715, “Compensation-Retirement Benefits”, requires plan sponsors, to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820, Fair Value Measurements. The disclosures required by this FSP shall be provided for fiscal years ending after December 15, 2009. The new disclosure requirements had no effect on the Company’s financial statements.

In May 2009 the FASB issued ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 becomes effective to interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have any impact on the Company’s financial or results of operations.
In June 2009, the FASB issued ASC 860, “Transfers and Servicing”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of ASC 860 on our consolidated financial position or results of operations.
In June 2009, the FASB issued ASC 810, “Consolidation”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860, “Transfers and Servicing”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of ASC 810 on our consolidated financial position or results of operations.
On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.
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

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

													Non
							Maxcom	Maxcom		Sierra			Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	USA	TV	Telereunión	USA	Telscape	SCG	ATE	Elimination	Consolidated

Balance sheet as of December 31, 2009:

Cash and cash equivalents and Current restricted cash	$981,710	412	206	177	246	196	—	—	1,056	3,312	—	28	—	—	987,343

Accounts receivable — net	1,130,668	95,738	16,978	12,593	8,958	6,124	110	50	120,909	4,010	2,659	3,184	50	(407,576)	994,455

Inventory — net	16,374	—	—	—	—	—	—	—	—	—	—	—	—	—	16,374

Prepaid expenses	28,927	660	211	2	2	1	—	4	327	15	—	—	—	—	30,149

Investment in subsidiaries	150,183	11,183	—	—	—	—	—	—	—	—	—	—	—	(161,366)	—

Frequency rights — net	59,674	—	—	—	—	—	—	—	—	—	—	—	—	—	59,674
Telephone network system and Equipment net	4,780,074	—	—	—	—	—	—	—	122,963	7,416	20,985	10,332	—	—	4,941,770

Intangible assets — net	199,224	—	—	—	—	—	—	—	—	—	—	—	—	—	199,224

Deposits	6,209	—	407	—	—	—	—	—	635	18	—	—	—	—	7,269

Prepaid expenses long term	10,524	—	—	—	—	—	—	—	—	—	—	—	—	—	10,524

Derivative financial instruments	38,319	—	—	—	—	—	—	—	—	—	—	—	—	—	38,319

Deferred taxes	184,394	9,808	1,714	106	118	7	—	—	29,995	—	528	3,654	—	—	230,324

Other assets	2,152	—	—	—	—	—	—	—	—	(1)	—	—	—	—	2,151

Total assets	$7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576

Total liabilities	$3,428,459	83,431	17,508	4,670	6,400	—	7	466	218,684	4,403	716	435	—	(407,576)	3,357,603

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,218,810	66	96	55	53	171,497	127	55	715,200	13,044	97,874	11,308	50	(1,009,427)	6,218,808

Accumulated deficit	(2,046,912)	34,304	1,912	8,153	2,871	(165,169)	(24)	(467)	(657,999)	(2,677)	(74,418)	5,455	—	848,061	(2,046,910)

Repurchase of shares	(11,925)	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,925)

Total shareholders’ equity	4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973

Total liabilities and shareholders — equity	7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

							Maxcom	Maxcom		Sierra			Non Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	USA	TV	Telereunión	USA	Telscape	SCG	ATE	Elimination	Consolidated
As of December 31, 2009
Total shareholders’ equity under Mexican GAAP	$4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973

Preoperating expenses	(391,951)														(391,951)
Amortization of preoperating expenses	391,951														391,951

Capitalization of interest	17,252														17,252
Amortization of capitalized interest	(64,981)														(64,981)

Installation revenues	(67,574)														(67,574)

Installation costs	(850,028)														(850,028)
Capitalized internal compensation cost	(1,857)														(1,857)

Impairment charge	527,400														527,400

Severance indemnity liability	(10,404)														(10,404)

SAB 108 initial effect	7,034														7,034

SAB effects for the year	3,035														3,035

Recognition of deferred taxes	132,036														132,036

Total shareholders’ equity under US. GAAP	$3,851,886														3,851,886

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

													Non
							Maxcom	Maxcom		Sierra			Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	USA	TV	Telereunión	USA	Telscape	SCG	ATE	Elimination	Consolidated

Statements of Operations for the year ended December 31, 2009:

Revenues	$2,563,577	435,839	88,639	23,851	74,827	—	—	—	42,644	1,568	1,148	2,556	—	(672,079)	2,562,570

Operating cost and expenses	(2,603,978)	(421,946)	(85,329)	(23,165)	(71,821)	8	—	(152)	(33,052)	(1,484)	(68)	(830)	—	672,080	(2,569,737)
Integral (cost) income of financing	(297,606)	(164)	(55)	(85)	(70)	13,797	—	—	(12,478)	(133)	—	(1)	—	—	(296,795)

Other income (expenses)	(44,125)	(1,175)	(1,702)	184	(131)	(200,128)	—	(22)	(1,363)	15	1	111	—	187,202	(61,133)

Taxes	80,658	(2,266)	(390)	(150)	(788)	(15,187)	—	1	—	—	(288)	508	—	(561)	61,537

Net (loss) income	$(301,474)	10,288	1,163	635	2,017	(201,510)	0	(173)	(4,249)	(34)	793	2,344	0	186,642	(303,558)

Net (loss) income for the year under Mexican GAAP	$(301,474)	10,288	1,163	635	2,017	(201,510)	0	(173)	(4,249)	(34)	793	2,344	0	186,642	(303,558)

Capitalization of interest	8,810														8,810
Amortization of capitalized Interest	(516)														(516)

Installation revenues	9,231														9,231

Installation costs	(111,616)														(111,616)
Capitalized internal compensation cost	143														143

Severance indemnity liability	(815)														(815)

Recognition of deferred taxes	20,886														20,886

Net (loss) income for the year Under U.S. GAAP	$(375,351)	10,288	1,163	635	2,017	(201,510)	0	(173)	(4,249)	(34)	793	2,344	0	186,642	(377,435)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousands of Mexican pesos — note 5)

													Non
							Maxcom	Maxcom		Sierra			Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	USA	TV	Telereunión	USA	Telscape	SCG	ATE	Elimination	Consolidated

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2009:

Net (loss) income the year under U.S. GAAP	$(375,351)	10,288	1,163	635	2,017	(201,510)	0	(173)	(4,249)	(34)	793	2,344	0	186,642	(377,435)

Depreciation and amortization	544,757								24,058	1,124		811		(8,107)	562,643

Other adjustments to reconcile net income to cash provided by operating activities	(148,227)	(2,650)							(7,093)					110,749	(47,221)

Net change in working capital	(151,741)	(8,263)	(1,142)	(835)	(1,941)	196,984		173	(8,495)	(1,581)	(793)	(3,156)	(50)	(19,342)	(182)

Resources (used in) provided by Operating activities	(130,562)	(625)	21	(200)	76	(4,526)	0	0	4,221	(491)	0	(1)	(50)	269,942	137,805

Resources used in financing activities	(5,587)								(3,888)				50	(2,387)	(11,812)

Resources (used in) provided by investing activities	(743,729)					4,497			611					8,566	(730,055)

Cash and cash equivalents:

Net increase (decrease) in cash and cash equivalents	(879,878)	(625)	21	(200)	76	(29)	0	0	944	(491)	0	(1)	0	276,121	(604,062)

Beginning balances	1,585,470	1,037	185	377	170	225			112	3,800		29		0	1,591,405

Ending balances	$705,592	412	206	177	246	196	0	0	1,056	3,309	0	28	0	276,121	987,343

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Balance sheet as of December 31, 2008:
Cash and cash equivalents and Current restricted cash	$1,585,470	185	1,037	377	225			170	29	112	3,800		0	1,591,405
Accounts receivable — net	1,061,998	12,140	75,368	15,948	191,314	110	50	2,427	212	71,902	2,609	1,163	(476,940)	958,301
Inventory — net	40,876													40,876
Prepaid expenses	24,167	1,124	4,985	92				22		373	15			30,778
Investment in subsidiaries	341,530		8,820										(350,350)	0
Frequency rights — net	66,716													66,716
Telephone network system and Equipment net	4,503,806								11,143	139,939	8,540	20,985		4,684,413
Preoperating expenses — net	50,595						268							50,863
Intangible assets — net	209,683													209,683
Deposits	2,151	406	7		4,497					1,235	19			8,315
Prepaid expenses long term	15,381													15,381
Derivative financial instruments	105,270													105,270
Deferred taxes	90,996	864	5,931	77	16,280		1	8	3,145	29,995		817		148,114
Other assets	6,377										(20)			6,357
Total assets	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472
Total liabilities	$3,603,847	13,777	70,834	8,633	3,394	7	292	1,669	111	184,491	4,565	624	(476,941)	3,415,303

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated

Shareholders’ Equity as of December 31, 2008:
Capital Stock and Additional Paid- In Capital	6,226,687	96	66	55	171,497	127	56	54	11,308	712,814	13,044	97,874	(1,006,991)	6,226,687
Accumulated deficit	(1,705,231)	846	25,248	7,806	37,425	(24)	(29)	904	3,110	(653,749)	(2,646)	(75,533)	656,642	(1,705,231)
Repurchase of shares	(20,287)													(20,287)

Total shareholders’ equity	4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169

Total liabilities and shareholders — equity	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
As of December 31, 2008
Total shareholders’ equity under Mexican GAAP	$4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169
Preoperating expenses	$(391,951)													(391,951)
Amortization of preoperating expenses	336,172													336,172
Capitalization of interest	8,440													8,440
Amortization of capitalized interest	(64,465)													(64,465)
Installation revenues	(76,805)													(76,805)
Installation costs	(738,412)													(738,412)
Capitalized internal compensation cost	(2,000)													(2,000)
Impairment charge	532,315													532,315
Severance indemnity liability	(11,297)													(11,297)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	111,420													111,420

Total shareholders’ equity under US. GAAP	$4,214,655													4,214,655

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated

Statements of Operations for the year ended December 31, 2008:
Revenues	$2,676,392	80,022	502,434	90,880				17,535	213	42,644	2,535	1,164	(730,590)	2,683,229
Operating cost and expenses	(2,581,692)	(75,630)	(424,476)	(86,651)	(11)		(11)	(16,725)	(203)	(35,321)	(2,092)	(15)	731,129	(2,491,698)
Integral (cost) income of financing	(267,025)	(126)	(1,683)	(159)	17,728			(35)	3	(16,066)	(29)	(1)		(267,393)
Other income (expenses)	(265,438)	(3,368)	(51,066)	(999)	15,284		(3)	4	3,126	(18,206)	74	(1,590)	(39,719)	(361,901)

Net (loss) income	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)

Net (loss) income for the year under Mexican GAAP	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)
Amortization of preoperating expenses	22,123													22,123
Capitalization of interest	(112,738)													(112,738)
Amortization of capitalized Interest	(12,118)													(12,118)
Installation revenues	(2,824)													(2,824)
Installation costs	(154,716)													(154,716)
Capitalized internal compensation cost	143													143
Impairment	532,315													532,315
Severance indemnity liability	2,405													2,405
Recognition at deferred taxes	(76,885)													(76,885)

Net (loss) income for the year Under U.S. GAAP	$(240,058)													(240,058)

										NON-GUARANTOR
										SUBSIDIARIES
						Maxcom	Maxcom				Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	SCG	Telereunión	USA	Telscape	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2008:
Net (loss) income the year under U.S. GAAP	(240,058)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(240,058)
Depreciation and amortization	440,104								203	20,150	938		15,418	476,813
Other adjustments to reconcile net income to cash provided by operating activities	428,588	(852)	(1,648)	(76)	(16,280)		(1)	(8)	(3,146)	(29,995)		(817)	48,596	424,361

Net change in working capital	(213,818)	(1,258)	(25,367)	(3,053)	(19,295)	0	15	(840)	(193)	(17,409)	(1,910)	1,259	59,614	(222,255)

Resources (used in) provided by Operating activities	414,816	(1,212)	(1,806)	(58)	(2,574)	0	0	(69)	3	(54,203)	(484)	0	84,448	438,861

Resources used in financing activities	(102,692)									10,510			(13,258)	(105,440)

Resources (used in) provided by investing activities	(1,252,698)									42,320	17		(71,190)	(1,281,551)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(940,574)	(1,212)	(1,806)	(58)	(2,574)	0	0	(69)	3	(1,373)	(467)	0	(0)	(948,130)
Beginning balances	2,526,044	1,398	2,842	435	2,799		0	239	26	1,485	4,267	0	0	2,539,535

Ending balances	1,585,470	185	1,037	377	225	0	0	170	29	112	3,800	0	(0)	1,591,405

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Balance sheet as of December 31, 2007:
Cash and cash equivalents and Current restricted cash	2,526,044	1,398	2,842	435	2,799			239	1,485	4,267		26	—	2,539,535
Accounts receivable — net	742,528	6,338	53,419	11,748	170,804	110	51	1,552	16,406	14,550	2,081	19	(249,093)	770,513
Inventory — net	33,249													33,249
Prepaid expenses	49,471	339	1,966	9					9,830	15				61,630
Investment in subsidiaries	299,637		4,969										(304,606)	—
Frequency rights — net	80,930													80,930
Telephone network system and Equipment net	3,944,727								202,410	9,478	20,985	11,346		4,188,946
Preoperating expenses — net	77,634						268							77,902
Intangible assets — net	208,802													208,802
Obligations		1,890	15,760											17,650
Deposits	1,038	257	7		4,276				1,350	15				6,943
Derivative financial instruments	13,475													13,475
Other assets	9,270		5,272										(17)	14,525

Total assets	7,986,805	10,222	84,235	12,192	177,879	110	319	1,791	231,481	28,325	23,066	11,391	553,716)	8,014,100

Total liabilities	2,955,966	10,178	84,130	7,402	1,958	7	278	1,612	151,374	18,415	400	112	(248,571)	2,983,261

Shareholders’ Equity: Capital Stock and Additional Paid- In Capital	6,298,307	96	66	55	171,496	127	56	53	702,304	13,044	97,875	11,308	(996,480)	6,298,307
Accumulated deficit	(1,267,468)	(52)	39	4,735	4,425	(24)	(15)	126	(622,197)	(3,134)	(75,209)	(29)	691,335	(1,267,468)

Total shareholders’ equity	5,030,839	44	105	4,790	175,921	103	41	179	80,107	9,910	22,666	11,279	(305,145)	5,030,839

Total liabilities and shareholders — equity	7,986,805	10,222	84,235	12,192	177,879	110	319	1,791	231,481	28,325	23,066	11,391	(553,716)	8,014,100

Total shareholders’ equity under Mexican GAAP	5,030,839	44	105	4,790	175,921	103	41	179	80,107	9,910	22,666	11,279	(305,145)	5,030,839

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
As of December 31, 2007
Preoperating expenses	(391,951)													(391,951)
Amortization of preoperating expenses	314,049													314,049
Capitalization of interest	121,178													121,178
Amortization of capitalized interest	(52,347)													(52,347)
Installation revenues	(73,981)													(73,981)
Installation costs	(583,696)													(583,696)
Capitalized internal compensation cost	(2,143)													(2,143)
Severance Indemnity liability	(1,590)													(1,590)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	184,914													184,914
Total shareholders’ equity under US. GAAP	4,555,341													4,555,341

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2007:
Revenues	2,339,795	56,594	409,537	78,075				3,521	42,294	6,675			(590,772)	2,345,719
Operating cost and expenses	(2,052,063)	(54,565)	(415,628)	(73,266)	(17)	(7)	(10)	(3,339)	(55,897)	(8,523)			590,234	(2,073,081)
Integral (cost) income of financing	(112,592)	(46)	1,026	(253)	391	(4)	(2)	(22)	(13,541)	(1,520)	(78)			(126,641)
Other income (expenses)	(138,944)	(890)	2,553	(1,360)	11,889			(52)	17,701	322	(400)		(620)	(109,801)

Net (loss) income	36,196	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	36,196

Net (loss) income for the year under Mexican GAAP	36,196	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	36,196

Preoperating expenses Amortization of preoperating expenses	20,438													20,438
Capitalization of interest	(716)													(716)
Amortization of capitalized Interest	(11,896)													(11,896)
Installation revenues	(6,758)													(6,758)
Installation costs	(60,640)													(60,640)
Debt restructuring Capitalized internal compensation cost	143													143
Severance indemnity liability	(682)													(682)
Reversal of SAB 108
Net loss (income)
Recognition at deferred taxes	184,914													184,914
Net loss (income)
For the year Under U.S. GAAP	160,999													160,999

									NON-GUARANTOR
									SUBSIDIARIES
						Maxcom	Maxcom			Sierra
	Maxcom	CTE	MSA	OOP	MSF	USA	TV	TECBTC	Telereunión	USA	Telscape	SCG	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2007:
Net (loss) income the year under U.S. GAAP	160,999	1,093	(2,512)	3,196	12,263	(11)	(12)	108	(9,443)	(3,046)	(478)		(1,158)	160,999
Depreciation and amortization	314,601												13,668	328,269
Other adjustments to reconcile net income to cash provided by operating activities	(93,909)	414	(5,200)		(11,958)				(4,499)				11,291	(103,861)

Net change in working capital	(246,075)	(1,046)	12,734	(2,793)	(954)	11	280	121	4,273	4,527	478	93	7,383	(220,968)

Resources (used in) provided by Operating activities	135,616	461	5,022	403	(649)		268	229	(9,669)	1,481		93	31,184	164,439

Resources used in financing activities	2,913,462	3							(927)				3,939	2,916,477

Resources (used in) provided by investing activities	(1,215,275)		(3,303)				(268)		7,180	1,370		(67)	(34,718)	(1,245,081)

Effect of inflation on cash and cash equivalents	(35,186)												(405)	(35,591)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	1,798,617	464	1,719	403	(649)			229	(3,416)	2,851		26		1,800,244
Beginning balances	727,427	934	1,123	32	3,448			10	4,901	1,416			—	739,291

Ending balances	2,526,044	1,398	2,842	435	2,799	—	—	239	1,485	4,267	—	26		2,539,535

j. Valuation and Qualifying Accounts —
Amounts expressed in Million of Mexican Pesos ($)

		Balance at	Charged to
		Beginning of	Cost and		Balance at End
		Period	Expenses	Deductions	of Period
Allowance for doubtful accounts	2009	$161.9	$184.1	$(112.8)	$233.3
	2008	$107.7	$106.3	$(52.0)	$161.9
	2007	$92.7	$63.4	$(48.4)	$107.7
Allowance for obsolete and slow-moving supply inventories	2009	$0.0	7.1	$—	$7.1
	2008	$0.3	(0.3)	—	$—
	2007	$0.3	—	(0.3)	$0.1
Allowance for obsolete and slow-moving network inventories	2009	$13.7	(7.0)	$—	$6.7
	2008	$9.3	21.7	$(17.3)	$13.7
	2007	$10.0	—	$(0.7)	$9.3

ITEM 19. EXHIBITS

1.1		Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

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

2.5
Form of Registration Rights Agreement by and among Maxcom, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holding I, LLC, BAS Capital Funding Corporation, BankAmerica Investment Corporation and the other shareholders party thereto, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.6
Third Amended and Restated Securityholders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.7
Third Supplemental Indenture dated as of December 31, 2008, among Telereunion, S.A. de C.V., Telescape, S.A. de C.V., Sierra US Communication, Inc. an each a direct or indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

2.8
Fourth Supplemental Indenture dated as of February 23, 2010, among Asesores Telcoop, S.A. de C.V. an indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

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

4.34
The First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, among Maxcom Telecomunicaciones, S.A. de C.V. and Banco Nacional de México (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

4.35
Second Executive Stock Option Plan, dated July 17, 2006 (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

6.1	*	Computation of earnings per share.

7.1	*	Computation of ratio earnings to fixed charges

8.1	*	Subsidiaries of the Registrant.

11.1		Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz(abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

IPTV	Internet Protocol Television is also called Internet Television or TV over IP and it refers to the transmission of television signals through the Internet using Internet Protocol.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Ministry of Communications and Transportation.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
By:	/s/ Jose Antonio Solbes
José Antonio Solbes
Chief Financial Officer
DATE: June 25, 2010

EXHIBIT INDEX

1.1	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

6.1	Computation of earnings per share.

7.1	Computation of ratio earnings to fixed charges

8.1	Subsidiaries of the Registrant.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.