Form 20-F
period 2010-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2011-06-24
CIK 1113306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe
Mexico, D.F., 01210
(Address of principal executive offices)

Manuel Salvador Pérez Alavez
Investor Relations
Tel. + (52) 55 4770-1170
Fax. + (52) 55 5147-3820
manuel.perez@maxcom.com
Maxcom Telecomunicaciones, S.A.B. de C.V.
C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe

Mexico, D.F., 01210

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 789,818,829 shares of Series A common stock Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐ N/A ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as	☑ Other
issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

TABLE OF CONTENTS

PART I		6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3. KEY INFORMATION		6
A.	Selected financial data	6
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	9
ITEM 4. INFORMATION ON THE COMPANY		21
A.	History and development of the Company	21
B.	Business overview	22
C.	Organizational structure	49
D.	Property, plant and equipment	50
ITEM 4A. UNRESOLVED STAFF COMMENTS		51
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		51
A.	Operating Results	53
B.	Liquidity and capital resources	66
C.	Research and development, patents and licenses, etc.	77
D.	Trend information	77
E.	Off — balance sheet arrangements	77
F.	Tabular disclosure of contractual obligations	77
G.	Safe Harbor	78
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		78
A.	Directors and senior management	78
B.	Compensation	81
C.	Board practices	83
D.	Employees	86
E.	Share ownership	86
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		86
A.	Major Shareholders	86
B.	Related party transactions	88
C.	Interests of experts and counsel	88
ITEM 8. FINANCIAL INFORMATION		88
A.	Consolidated statements and other financial information	88
B.	Significant changes	89
ITEM 9. THE OFFER AND LISTING		89

3 of 140

ITEM 10. ADDITIONAL INFORMATION		91
A.	Share capital	91
B.	Memorandum and articles of association	91
C.	Material contracts	110
D.	Exchange Controls	111
E.	Taxation	111
F.	Dividends and paying agents	121
G.	Statement by experts	121
H.	Documents on display	121
I.	Subsidiary information	122
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		122
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		123
A.	Debt Securities	123
B.	Warrants and Rights	123
C.	Other Securities	123
D.	American Depositary Shares	123
PART II		124
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		124
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		124
ITEM 15. CONTROLS AND PROCEDURES		124
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		127
ITEM 16B. CODE OF ETHICS		127
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		127
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		127
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		127
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		129
ITEM 16G. CORPORATE GOVERNANCE		129
PART III		131
ITEM 17. FINANCIAL STATEMENTS		131
ITEM 18. FINANCIAL STATEMENTS		131
ITEM 19. EXHIBITS		132
GLOSSARY OF TELECOMMUNICATIONS TERMS		136

4 of 140

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Our financial data for the years ended December 31, 2007 and 2006 are presented in constant pesos of purchasing power as of December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007. Unless otherwise specified, our financial data for the years ended December 31, 2010, 2009 and 2008, is presented in millions of nominal Mexican pesos, as explained in section “Adoption of New Accounting Standards.” Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2010, which was Ps.12.36 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

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

These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local services, data, Internet and Voice over Internet Protocol services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S. and Mexico, due to the global financial crisis;

•	the global telecommunications downturn;

•	our ability to service our debt;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our strategy;

5 of 140

•	customer attrition;

•	technological innovations;

•	currency fluctuations and inflation in Mexico;

•	currency exchange rates, including the Mexican Peso — U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments; and

•	the risk factors discussed under “Risk Factors.”

As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our,” or similar expressions, as well as references to “Maxcom,” mean Maxcom Telecomunicaciones, S.A.B. de C.V. and its consolidated subsidiaries. Please refer to the glossary of telecommunications terms included in the back of this Form 20-F.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following tables present selected financial information of Maxcom. We have derived the balance sheet and statement of operations data from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, including the audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements and the information contained under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our audited consolidated financial statements for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera which we refer to as MFRS or NIFs (for its initials in Spanish), as promulgated by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de las Normas de Información Financiera, A.C. or “CINIF”). Pursuant to MFRS, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos or MIPA) which up to December 31, 2007 provided for the recognition of the effects of inflation. MFRS differ in certain respects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2010, 2009 and 2008 included under “Item 18. Financial Statements” of this annual report,  for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

6 of 140

	As of and for the Year Ended December 31,
	2010(1)		2010		2009		2008		2007		2006
	(Thousands of constant December 31, 2006 and 2007 and nominal December 31, 2008, 2009 and 2010 pesos and thousands of U.S. dollars(1), except per share data)
Statement of Operations Data: MFRS
Net revenues	U.S.$	208,527	Ps.	2,577,392	Ps.	2,562,570	Ps.	2,683,229	Ps.	2,345,719	Ps.	1,741,692
Operating costs and expenses:
Network operating costs		(90,740)		(1,121,541)		(1,131,353)		(1,120,167)		(976,979)		(676,977)
Selling, general and administrative expenses		(64,008)		(791,142)		(798,986)		(819,642)		(722,618)		(607,505)
Depreciation and amortization		(56,794)		(701,975)		(639,398)		(551,889)		(370,227)		(300,468)
Total operating costs and expenses		(211,542)		(2,614,658)		(2,569,737)		(2,491,698)		(2,069,824)		(1,584,950)
Operating (loss) income		(3,015)		(37,266)		(7,167)		191,531		275,895		156,742
Other expenses		(5,207)		(64,353)		(50,559)		(12,616)		(12,819)		(18,777)
Restructuring charges		(5,398)		(66,721)		(7,282)		(49,491)		—		—
Impairment of long-lived assets		(42,773)		(528,672)		—		(532,315)		—		—
Employees’ statutory profit changes		(108)		(1,334)		(3,292)		(1,173)		(3,257)		—
Other expense, net		(53,485)		(661,080)		(61,133)		(595,595)		(16,076)		(18,777)
Comprehensive financial results:
Interest expense and commissions, net		(25,950)		(320,746)		(302,035)		(255,662)		(232,912)		(144,032)
Interest gain		1,129		13,957		6,031		53,994		55,793		8,591
Exchange (gain) loss, net		9,447		116,770		57,687		(149,048)		4,826		(6,568)
Effects of valuation of financial instruments		(3,516)		(43,453)		(58,478)		83,323		20,421		13,324
Gain on monetary position		—		—		—		—		25,231		21,503
Total comprehensive financial results		(18,890)		(233,472)		(296,795)		(267,393)		(126,641)		(107,182)
Total income taxes		(20,474)		(253,061)		61,537		233,694		(96,982)		(60,050)
Net (loss) income		(95,864)		(1,184,879)		(303,558)		(437,763)		36,196		(29,267)
Earnings per share:
Basic		(0.12)		(1.50)		(0.38)		(0.55)		0.06		(0.07)
Diluted		—		—		—		—		0.06		(0.07)
U.S. GAAP
Operating (loss) income		(9,631)		(119,043)		(110,740)		44,139		217,182		(50,610)
Net (loss) income		(70,098)		(866,409)		(377,435)		(240,058)		160,999		12,459
Earnings per share:
Basic		(0.09)		(1.10)		(0.48)		(0.30)		0.29		(2.13)
Diluted		(0.09)		(1.10)		(0.48)		(0.30)		0.27		(2.13)
Balance Sheet Data:
MFRS
Cash and cash equivalents		30,358		375,224		987,343		1,591,405		2,539,535		739,291
Restricted cash		—		—		—		—		—		23,462
Restricted cash to long term		—		—		—		—		—		—
Frequency rights, net		3,825		47,282		59,674		66,716		80,930		88,374
Telephone network systems and equipment, net		355,339		4,391,993		4,941,770		4,684,413		4,188,946		3,157,197
Preoperating expenses, net		—		—		—		50,863		77,902		98,340
Intangible assets, net		17,250		213,212		199,224		209,683		208,802		334,489
Labor obligations upon retirement		—		—		—		—		17,650		15,068
Rent deposits and other assets		39,891		493,047		891,674		578,401		618,524		580,600
Total assets		446,663		6,090,721		7,517,576		7,916,472		8,014,100		5,065,904
Long-term liabilities		211,109		2,609,308		2,741,090		2,818,630		2,380,424		1,882,104
Total liabilities		250,825		3,100,195		3,357,603		3,415,303		2,983,261		2,788,990
Capital stock		437,722		5,410,244		5,410,244		5,410,244		5,410,251		3,327,482
Additional paid-in capital		65,788		813,135		808,566		816,443		888,056		253,096
Accumulated deficit		(261,472)		(3,231,791)		(2,046,912)		(1,705,231)		(1,267,468)		(1,303,664)
Repurchase of shares		(86)		(1,062)		(11,925)		(20,287)		—		—
Total shareholders’ equity		241,952		2,990,526		4,159,973		4,501,169		5,030,839		2,276,914
Total number of shares		789,818,829		789,818,829		789,818,829		789,818,829		789,818,829		482,334,778
U.S. GAAP
Long-term liabilities		210,301		2,599,321		2,741,090		2,818,630		2,380,424		1,882,104
Total Shareholders equity		243,046		3,004,049		3,851,883		4,214,655		4,555,341		1,676,612
Other Operational and Financial Data:
MFRS
Working capital(3)		46,113		569,960		473,012		447,202		281,811		29,083
Capital expenditures(4)		57,928		715,994		931,623		1,631,001		1,248,407		1,041,877
Ratio of earnings to fixed charges(5)		—		—		—		—		1.51		1.05
Resources arising from operating activities		42,631		526,926		693,132		446,171		303,158		87,898
Resources derived from financing activities		(33,672)		(416,182)		(387,205)		219,632		2,745,493		1,452,052
Resources used in investing activities		(58,484)		(722,864)		(909,989)		(1,613,933)		(1,248,407)		(1,041,877)

U.S. GAAP
Cash provided by operating activities		(9,407)		(116,274)		137,805		438,861		164,439		(120,905)
Cash provided by (used in) financing activities		801		9,903		(11,812)		(105,440)		2,916,477		1,531,744
Cash used in investing activities	U.S.$	(40,918)	Ps.	(505,748)	Ps.	(730,055)	Ps.	(1,281,551)	Ps.	(1,245,081)	Ps.	(904,888)
Ratio of earnings to fixed charges(5)		—		—		—		—		2.19		1.59

(1)
Peso amounts were converted to U.S. dollars at the exchange rate of Ps.12.36 per U.S.$1.00 reported by the Banco de México as its buying rate for pesos on December 31, 2010. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Pursuant to MFRS, statement of operations and balance sheet data for all periods up to 2007 in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2007. For items in the statements of operations, restatement into December 31, 2007 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2007, for non-monetary balance sheet line items restatement into December 31, 2007 pesos is made by multiplying the relevant peso amounts at acquisition by the inflation index up to December 31, 2007. The inflation index used in this annual report for 2006 figures is 1.0405.

(3)
Working capital is defined by us as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable) which is different from the common definition of total current assets in excess of total current liabilities.

7 of 140

(4)
Capital expenditures for the years 2007 and 2006 includes telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position for the years ended December 31, 2007 and 2006 are net of dispositions. For the years ended December 31, 2010, 2009 and 2008 the capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(5)
Ratio of earnings to fixed charges is defined as fixed charges divided by earnings. Fixed charges are defined as the sum of: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness. Earnings are defined as the sum of: (a) pre-tax income from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest; less interest capitalized. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under MFRS was Ps.910.5 million in 2010 and Ps.359.3 million in 2009. Under U.S. GAAP, the fixed charge coverage deficiency was Ps.596.2 million in 2010 and Ps.441.4 million in 2009. (See Exhibit 7.1)

EXCHANGE RATES

The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on June 23, 2011 was Ps.11.88 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low

May 2011	Ps.	11.63	Ps.	11.65	Ps.	11.77	Ps.	11.50
April 2011		11.54		11.76		11.92		11.54
March 2011		11.97		12.02		12.12		11.92
February 2011		12.17		12.08		12.19		11.99
January 2011		12.02		12.15		12.38		12.02
December 2010		12.36		12.40		12.55		12.33
2010		12.36		12.64		13.18		12.16
2009		13.06		13.57		15.37		12.60
2008		13.54		11.17		13.92		9.92
2007		10.87		10.94		11.27		10.66
2006		10.88		10.92		11.48		10.43

(1)	Source: Banco de México.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

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

8 of 140

D.Risk factors

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

We incurred net losses of U.S.$95.9 million (Ps.1,184.9 million) for the year ended December 31, 2010 as compared to net losses of US$23.2 million (Ps.303.6 million) for the year ended December 31, 2009. The net losses for the year ended December 31, 2010 are mainly related to US$19.2 million (Ps.237.3 million) of interest expense and US$42.9  (Ps.528.7 million) of impairment of long-lived assets. In addition in 2010 we incurred an operating loss of US$3.0 million (Ps.37.3 million). We expect to continue to incur significant capital expenditures in connection with the expansion of our network, and we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will ever achieve profitability and, if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability within the time frame expected by our investors, the market price of our securities will be adversely affected.

We may be unable to build out our network in a timely manner or without undue cost.

Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective build out of our network. Factors that could affect such build out include:

•	municipal or regional political events or local rulings;

•	our ability to obtain permits to use public rights of way;

•	state municipal elections and change of local government administration;

•	our ability to generate cash flow or to obtain future financing necessary for such build out;

•	unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our build out;

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

9 of 140

The loss of key personnel could harm our business, results of operations and financial condition.

Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel. Between 2008 and 2011, we experienced significant turnover in our executive ranks, including in the positions of chief executive officer, chief operating officer, chief sales officer and chief financial officer, which adversely affected our ability to develop and execute our business strategies during such period. Our business could be materially and adversely affected if, for any reason, a number of our officers or key employees did not remain with us and we were unable to promptly replace them with qualified personnel.

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

Teléfonos de México, S.A.B. de C.V., or “Telmex”, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1205 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.

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

10 of 140

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

Maxcom cannot confirm whether any of its high-volume customers are engaging in “by-pass” activities because it is not required to make such a determination under Mexican regulations and therefore has not implemented a system to detect such activity. Maxcom is required, however, to comply with competent authority order to disconnect a customer deemed to be engaged in “by-pass” activities. In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by-pass” activities. In December 2000, some of the major Mexican long-distance carriers, including Maxcom, signed a cooperation agreement to combat “by-pass” activities. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom would be required to disconnect their service and our revenues could be negatively affected.

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

We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 2.69%. An increase in customer churn could have a material negative impact on our revenue growth and in our operating income, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:

•	customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

11 of 140

•	our failure to meet service levels required by our customers;

•	a decline in the national or international economic conditions (in particular with our residential customers); and

•	promotional and pricing strategies of our competitors;

Our indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our senior notes due 2014 and our ability to operate our business and implement our business plan.

We are highly leveraged. As of December 31, 2010 and 2009, we had total indebtedness in the amount of Ps.2,484.1 million (U.S.$201.0 million) and Ps.2,625.2 (U.S.$201.0 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014. We will use approximately U.S.$24 million annually from our cash flows to service our senior notes due 2014. Despite our current level of indebtedness, we may be able to incur additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:

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

12 of 140

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

If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2010, was an amount equal to U.S.$201.0 million. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.

The terms of the indenture governing our senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness are subject to certain exceptions and qualifications, including exceptions allowing us to incur capital lease, financing and purchase money obligations not exceeding U.S.$10 million and additional indebtedness not exceeding U.S.$10 million. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified.

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

13 of 140

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

On March 2008, the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”) auctioned the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz, 3400-3700 MHz, 71-76/81/86 GHz and 410-430 MHz spectrum segments.

On November 2009, the SCT published bid terms for auctioning the 1710-1770/2110-2170 MHz spectrum segment and 1850-1910/1930-1990 MHz, spectrum segments under independent processes. The 1710-1770/2110-2170 MHz spectrum was assigned to Radiomovil Dipsa, S.A. de C.V. (or “Telcel” a subsidiary of América Móvil, S.A.B. de C.V. (“América Móvil”)) and Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“Telefónica Movistar”), while the 1850-1910/1930-1990 MHz spectrum was assigned to a consortium between Nextel de México, S.A. de C.V. or “Nextel” and Televisa, S.A. de C.V. or “Televisa”, to Telecomunicaciones del Golfo, S.A. de C.V. (“Iusacell”) and Telefónica Movistar.  These auctions and the corresponding awards are currently under legal dispute by Iusacell.

The awarding of spectrum segments opened the market to new concessions and to new technologies, such as WiMax, that may compete with some of the services we provide.

An auction for the 3400-3700 MHz spectrum segment is expected to take place during 2011.  We are currently exploring whether to participate in this auction.

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

14 of 140

Fraudulent use of telecommunications networks increases our expenses.

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2010, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover certain maintenance fees.

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

15 of 140

“Long-distance Calling Party Pays” system could result in a loss of customer traffic and revenue.

In 1997, COFETEL implemented the “Calling Party Pays” system, and in 2006 the “Long distance Calling Party Pays” system, whereby the customer originating a domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call, who only pays for outgoing calls. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network.

In 2006, Maxcom negotiated with mobile carriers a provisional “Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by the COFETEL, for the period 2006 to 2010.

For the period 2011 to 2014, Maxcom has not reach a provisional or definitive agreement regarding “Calling Party Pays” interconnection tariffs with the mobile carriers, filing a formal disagreement at COFETEL and requesting a significant reduction to such tariffs.

There has been extensive controversy in Mexico concerning the mobile termination rates payable to mobile operators.  Two long-distance carriers, Axtel and Avantel, have challenged the validity of the long distance calling party pays system through judicial proceedings and are operating under a court order obtained in those proceedings that temporarily suspends the application to them of the calling party pays system.  Recently the Mexican Supreme Court of Justice ruled that lower courts may not grant temporary injunctive relief suspending the application of interconnection tariffs set by Cofetel. Although the matters in dispute primarily concern certain carriers, pending a final resolution from the courts and given the inability to suspend Cofetel’s interconnection resolution, carriers interconnected to mobile carrier’s network, including Maxcom, may elect to pay such carrier the reduced fees resolved by Cofetel.

We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict.

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

The operation of the telecommunications sector in Mexico, including ours, has been subject to laws and regulations administered by the SCT and COFETEL.

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

16 of 140

The operation of telecommunications industry in Mexico, has been subject to laws and regulations administered by the SCT and COFETEL. An amendment to the internal operating rules of the SCT (Reglamento Interior de la Secretaría de Comunicaciones y Transportes) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of COFETEL. These new rules will cause an amendment to the internal operating rules of COFETEL in the near future. The resulting regulatory changes could adversely affect our business and subject us to additional legal liability or obligations, as the decisions to be taken by the SCT and the COFETEL could be delayed or take longer period of time to be resolved, especially since such operating rules had been challenged by some operators and authorities.

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

During 2008, 2009 and 2010 the CFC issued a preliminary declaration, stating that all fixed and mobile service providers may have significant market power in the traffic termination market. We are unable to predict if the final declaration will take this position, which could adversely affect our business and subject us to additional legal liability or obligations. If we are declared to have significant power in the traffic termination market in a final declaration by the CFC, our rates could be regulated and we could be required to comply with certain level of quality in services and information.

An amendment to the Mexican Antitrust Law enacted on May, 10, 2011 has provided additional powers to the Mexican Antitrust Commission to prosecute and sanction antitrust practices. We are unable to determine as of today the impact of this reform to the telecommunications sector.

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

Political situation

Mexico will hold local elections during 2011 in certain states in which we operate. The Mexican federal elections will be held on July 1st, 2012. Any of these elections could have a significant impact on the telecommunications industry and harm our business.

Legal and regulatory situation

Effective April 11, 2006, the Mexican Congress enacted amendments to the Federal Law on Radio and Television (Ley Federal de Radio y Televisión) and to the Federal Telecommunications Law. Pursuant to these amendments, which were highly controversial, the COFETEL now also has the ability to regulate broadcasting (radio and television). We cannot predict how the SCT or the COFETEL will interpret and implement the amendments to the Federal Law on Radio and Television and the Federal Telecommunications Law and thus how these new rules could affect our business. This uncertainty could adversely affect our business and subject us to additional legal liabilities or obligations. Furthermore, the Mexican Supreme Court resolved on August 2007 that several articles of the Federal Law on Radio and Television and to the Federal Telecommunications Law are unconstitutional. Although we believe that this Supreme Court ruling does not directly affect us, we cannot predict the impact that the future interpretation and implementation by the SCT or the COFETEL of this ruling, or the amendment by the Mexican Congress of these laws as a result of the Mexican Supreme Court ruling could have on the regulation of the telecommunications industry and on our business, results of operations and financial condition.

17 of 140

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

The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and the COFETEL, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, and limit our ability to grow our operations, or otherwise adversely impact our business.

Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of our securities.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso depreciated relative to the U.S. dollar 0.3% in 2004, appreciated 4.9% in 2005, depreciated 1.5% in 2006, appreciated 0.1% in 2007, depreciated 24.6% in 2008, appreciated 3.5% in 2009 and appreciated 5.4% in 2010.

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

18 of 140

In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

At December 31, 2010, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.6.8 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

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

If Maxcom were unable to properly adopt and implement International Financial Reporting Standards, its ability to produce and publish timely and accurate financial information could be materially affected.

Beginning with the fiscal year starting January 1, 2012, Mexican issuers with securities registered in the Registro Nacional de Valores (National Securities Registry) of the Comisión Nacional Bancaria y de Valores (which we refer to as the CNBV) will be required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). In connection with this implementation, we will be required to evaluate our internal controls over financial reporting in order to verify that they will continue to be effective once the implementation of IFRS is complete. As of the date of this report, we are in the process of implementing IFRS and expect to fulfill this requirement. However, we cannot be certain that no event will occur which could prevent us from adopting, by the deadline established by the CNBV, the modifications necessary to issue our financial statements under IFRS. If we were not able to implement IFRS by the date required, our ability to issue timely and accurate financial information could be materially affected. Consequently, we could be subject to penalties for such non-compliance, including having our securities delisted from the Bolsa Mexicana de Valores, S.A.B. de C.V (which we refer to as the BMV).

19 of 140

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

In recent years, Mexico has experienced high levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 4.4% in 2010, 3.6% in 2009, 6.5% in 2008, 3.8% in 2007 and 4.1% in 2006. For 2011 Banco de Mexico expects the annual rate of inflation to be approximately 3.0%. High inflation rates can adversely affect us as follows:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 4.4% in 2010, 5.4% in 2009, 7.7% in 2008, 7.2% in 2007 and 7.2% in 2006. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

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

20 of 140

Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and our directors’ and officers’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws because Mexican courts may determine that the obligation for which enforcement is sought contravenes or goes beyond Mexican law (and public policy (órden público) thereunder).

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

We commenced commercial operations on May 1, 1999. We are currently offering local, long-distance, Internet, Voice over Internet Protocol services, public telephony, paid TV, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Queretaro and San Luis Potosi.

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

In connection with our initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. Upon completion of the conversion, which took place prior to the closing of the initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding. The initial public offering resulted in Maxcom receiving gross proceeds of approximately US$260 million.

In accordance with a report issued by The Bank Of New York, our depositary agent for the ADRs, as of April 30, 2011 there were 3,481,898 ADSs being traded in the New York Stock Exchange (“NYSE”), under the symbol “MXT”. As of that date, there were approximately 216,929,599 CPOs being traded in the Bolsa Mexicana de Valores (“BMV”).

In 2010, 2009 and 2008, we invested Ps.712.7 million (U.S.$57.7 million), Ps.910.0 million (U.S.$69.7 million) and Ps.1,613.9 million (U.S.$119.2 million), respectively, in capital expenditures, primarily for the build out of our infrastructure. In 2011, we plan to invest approximately Ps.315.2 million (U.S.$25.1 million) in capital expenditures, mainly to continue the build out our network. Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2011.

21 of 140

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

Market Liberalization

Due to its previous government-owned monopoly status, Telmex has historically dominated the Mexican telecommunications industry. Following the privatization of Telmex in 1990, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow additional market participants to compete with Telmex and its mobile service provider affiliate, Telcel. In connection with the privatization of Telmex, the Mexican government amended Telmex’s nationwide concession and granted Telmex a six-year implied monopoly over local and long-distance telephony services. As a result, Telmex’s local and long-distance service monopoly was eliminated in 1996 after the SCT, enacted several regulations and competition commenced in this market shortly thereafter.

On October 4, 2006, the Federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a través de Redes Públicas Alámbricas e Inalámbricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, such as Maxcom and Telmex, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi-directional data, Internet broadband services and voice services, including Voice over Internet Protocol services. Additionally, these regulations have opened the opportunity for Telmex to request an amendment to its concessions to enable it to provide cable TV services. Several cable television network providers have requested that the SCT modify their concession titles to allow them to offer telephone services directly to the public. As a result, the successful implementation of our business plan may be impeded by cable operators who have substantial coverage of cities we currently serve and offer the same services we provide at lower prices since telephony income represents incremental revenue to cable operators. We face significant competition from new entrants providing telephony services, including cable television providers. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet. Moreover, although we provide paid television services in some of our service areas, we are uncertain about our ability to provide these new services profitably due to the market penetration of current competitors providing similar services in such areas. In addition, the SCT is contemplating auctioning certain licenses to operate in the 3.6-3.7 GHz and 70 GHz spectrum frequencies, which could open the market to new concessionaries and technologies, such as WiMax, and as a result, the level of competition we face may increase.

Number portability came into effect in Mexico enabling Mexican consumers and businesses to benefit from the added choice and convenience that number portability provides, allowing subscribers to easily switch communications providers without the time, inconvenience and expense associated with changing phone numbers.

22 of 140

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

In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephone service to build their own last-mile connectivity to reach their targeted customers.

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

23 of 140

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

According to Pyramid Research (“Pyramid”), a well-known industry source, in 2010 mobile telephony penetration in Mexico reached 80.4% with 87.9 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 74.1% of total mobile subscribers. In 2010, total mobile revenues grew 6.7% and, according to Pyramid, revenues are expected to grow at a compound annual growth rate of approximately 2.8% between 2010 and 2011. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 86.6% of the total mobile subscriber base at the third quarter of 2010 according with Cofetel. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

According to Pyramid, the number of mobile subscribers will continue to experience growth during the next five years. Mobile carriers are expected to add approximately 5.4 million net subscribers from 2010 through 2011. A stronger macroeconomic climate and intense competition, namely between Telcel and Movistar, will likely drive this growth.

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

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides an attractive value proposition for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 344,148 as of December 31, 2010, representing a compound annual growth rate of 13.5%. We also successfully reduced our churn level from 3.0% to 2.7% during this same period.

24 of 140

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

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Queretaro and San Luis Potosi. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2010, in areas covered by our networks where we own the last mile infrastructure we have achieved penetration levels (measured by homes passed) of 28% in the city of Puebla, 27% in Mexico City, 21% in the city of Queretaro and in the city of San Luis Potosi 22%. We believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.

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

As of December 31, 2010, our network encompasses 821 route kilometers of metropolitan fiber optic cable and over 4,869 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

In 2010, we invested Ps.712.7 million (U.S.$57.7 million) in capital expenditures, primarily for the build out of our infrastructure. In 2011, we plan to invest Ps.315.2 million (U.S.$25.1 million) in capital expenditures, mainly to continue the build out our network.

We manage all aspects of the service offering to our customers, including installation, provisioning, network monitoring and management, proactive trouble ticket management and billing. Since we control our entire network and are not dependent on the local telephone incumbent for local loops, we are able to manage the speed of our service initiation and ensure the quality of our service offerings. We have a customer retention program that includes a customer service call center open Monday thru Friday from 8 am to 10pm / Saturday & Sunday from 9am to 9pm; a technical customer service call center open 24 hours a day, seven days a week and a dedicated customer retention team. We believe our customers place high value on, among other things, competitive pricing, quality of service and accurate billing.

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

25 of 140

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

History of High Penetration Rates. Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2010, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 28% in the city of Puebla, 27% in Mexico City, 21% in the city of Queretaro and 22% in the city of San Luis Potosi. These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have sold approximately 58% of built lines in our network clusters within 180 days after the completion of the build out. We believe we can replicate our business model in other urban markets.

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

Valuable Last-Mile Ownership. Current Mexican telecommunications regulations do not require the wireline incumbent to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to the entry of telecommunications service providers. We built our own last-mile infrastructure and own in excess of 4,869 kilometers of broadband capable copper wire that passes by approximately 1,024,248 homes. We are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services and we expect will enable our product offerings to evolve with future market shifts and technology trends.

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

26 of 140

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

Seize Wireline Opportunity Created by Highly Priced Wireless Offering. Mobile wireless penetration in Mexico is approximately 80.2%, nearly triple the penetration rate of wireline telephony, according to the COFETEL. Based on an average call duration of five minutes, current per-minute pricing of prepaid wireless services (used by 86.6% of Mexican mobile users according to the COFETEL is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 4.8 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.

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

Enhance Residential Penetration Rates and Average Revenue per User through Bundling. We have offered “triple-play” voice, data and video bundled service in conjunction with cable television partners since 2005. In August 2007, we launched Mexico’s first multichannel Internet Protocol Television service over our own network in Puebla. Our service uses broadband digital subscriber line last-mile transmission to deliver up to three simultaneous channels of digital television over a single cable with two strands of copper and will allow our users to select from over 85 channels of programming with instantaneous channel changes and an interactive programming guide. Our Internet Protocol Television services offer Video on Demand and digital video recorder equipment. We believe that our video offerings will allow us to sell video subscriptions to non-customers already passed by our networks, increasing our overall penetration and to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer. We believe that bundled services increase the use of multiple services, enhance margins and lower churn.

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

27 of 140

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

•
SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

•
Pay TV services. This service provides digital television content to our residential customers over our copper network using Internet Protocol including value added features such as Video On Demand (VOD), Digital Video Recording (DVR) and interactive programming guide (EPG).

•	MaxcomCel: This is our residential mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

28 of 140

For the small- and medium-sized businesses our product portfolio includes:

•	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.

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

•
Hosted Contact Center. This service provides virtual agents infrastructure through a Maxcom outsourcing model to deliver software licenses and troncalsip sessions to customers that needs extra call agents. This services is oriented to call center that needs virtual infrastructure with no investment an gives them flexibility and scalability to grow their campaigns on demand.

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

•
SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1Mbps, 2Mbps, 4Mbps and 8Mbps using Asymmetric Digital Subscriber Line transmission technology over ordinary telephone lines. An Asymmetric Digital Subscriber Line provides a secure, dedicated link to the Internet or a company’s internal data network.

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

29 of 140

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

Income Distribution

The Company’s management uses information such as revenue by segment to evaluate performance, make general operating decisions and allocate resources. No intersegment revenues are applicable for the periods presented herein:

	Year Ended December 31
Segments*	2010		2009		2008
			(In millions)
Residential	Ps.	1,040.0	Ps.	928.7	Ps.	1,055.6
Business		692.7		788.0		809.1
Public Telephony		378.4		460.7		428.7
Wholesale		452.9		372.2		359.5
Other Revenue		13.4		12.9		30.2
Total Revenues	Ps.	2,577.4	Ps.	2,562.5	Ps.	2,683.2

*   The above segments are comprised of homogeneous customers.

The distribution by geographical location of revenue for the years ended December 31, 2010, 2009 and 2008 is as follows:

2010
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,467.8	Ps.	596.5	Ps.	100.5	Ps.	2,164.8
Long Distance		237.3		123.5		3.3		364.2
Rent of dedicated links		0.3		—		—		0.3
Sale of equipment to customers		4.0		0.3		—		4.3
Capacity Leasing		43.9		—		—		43.9
Total Revenues	Ps.	1,753.3	Ps.	720.3	Ps.	103.8	Ps.	2,577.4

30 of 140

2009
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,448.8	Ps.	634.2	Ps.	75.5	Ps.	2,158.6
Long Distance		256.9		63.9		3.9		324.8
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		2.2		1.4		—		3.7
Capacity Leasing		75.2		—		—		75.2
Total Revenues	Ps.	1,783.5	Ps.	699.6	Ps.	79.4	Ps.	2,562.6

2008
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,558.0	Ps.	726.4	Ps.	20.5	Ps.	2,304.9
Long Distance		236.7		74.4		9.0		320.1
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		8.7		1.9		0.1		10.7
Capacity Leasing		47.1		—		—		47.1
Total Revenues	Ps.	1,850.9	Ps.	802.7	Ps.	29.6	Ps.	2,683.2

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

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.4 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 43.9 telephone lines per 100 inhabitants as of December 2010, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2010, we had 182,237 lines in service in Mexico City, representing 4.7% of all lines in service in the city according to our internal data, compared to 178,354 lines in service as of December 31, 2009.

We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.3 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 10% of all lines in service in the state of Puebla as of December 31, 2010 according to our internal data. As of December 31, 2010, we had 85,858 lines in service, compared to 92,040 lines in service as of December 31, 2009.

We commenced commercial operations in the city of Queretaro in November 2002. The city of Queretaro has a population of approximately 1 million people. As of December 31, 2010, we had 20,924 lines in service, representing 6.4% of all lines in service in the state of Queretaro compared to 20,351 lines in service as of December 31, 2009, according to our internal data.

We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple-play” strategy. The city of San Luis Potosi has a population of approximately 1.1 million people. As of December 31, 2010 we had 18,913 lines in service, representing 5.8% of all lines in service in the state of San Luis Potosi, compared to 14,794 lines in service as of December 31, 2009 according to our internal data.

31 of 140

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

We sell 58% of all lines built in a new cluster within 180 days after the completion of the build out. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including Voice over Internet Protocol services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.

We have standardized our network design using Alcatel-Lucent, Advanced Fiber Communications equipment and Huawei equipment (including digital subscriber line access equipment and Video over Internet Protocol technology). We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

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

32 of 140

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 283,611 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide class 4 and class 5 Voice over Internet Protocol and Session Initiation Protocol Trunking or SIP Trunking services to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City switch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 299 route-kilometers of metropolitan fiber in the Mexico City area. We recently installed coarse wavelength division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have eight Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio —located along our Mexico City-city of Puebla fiber optic link.

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

We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro. Our two switches in Mexico City are equipped for 184,047 trunks, our switch in the city of Puebla is equipped for 54,684 trunks and our switch in the city of Queretaro is equipped for 44,880 trunks. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

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

33 of 140

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

34 of 140

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

Furthermore, we’ve planned the development and transition of a new billing system in 2010, which will be generated internally in Maxcom, in 2011 started the migration activities of MBS (Maxcom Billing System), seeking with this system more flexibility for innovation in the commercial offer.

That system seeks to have the same flexibility and integration for invoicing all Maxcom products offered for residential and business customers, adding features that will increase the effectiveness of the billing process.

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

Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 633 sales representatives as of December 31, 2010, compared to 1,190 sales representatives as of December 31, 2009. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products and our internal marketing and sales procedures. In its sales effort, our sales force uses, among other things, multimedia presentations, corporate videos and corporate and product brochures.

35 of 140

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

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, Monday thru Friday from 8am to 10pm, Saturday & Sunday from 9am to 9pm. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding billing, new services or products, area codes, rates, and line installation changes. Prior to being connected to one of our customer service agents, we have an Interactive Voice Response system (IVR) that allows customers to consult their bill balance, payment and customer service locations, among other information. By offering customer self service of information, we increase satisfaction and reduce the number of calls that have to be attended by an agent. The IVR then allows the customer to direct his call to the Centralized Call center, Centralized Trouble shooting Center or Collections.

Walk-in Center. We have two types of walk-in centers which offer customer care services and bill pay cashiers.

Customer Care Center (CAC for its initials in Spanish), we have 14 CAC´s. Each one of these CAC consists of an average of 4 customer care executives and 2 cashiers. They are located as follows: four walk-in centers in Mexico City, five in the city of Puebla, one in the city of Tehuacan, two in the city of Queretaro and two in the city of San Luis Potosi for prospective and existing customers who wish to make inquires in person regarding our services.

Casas Maxcom (CM for its initials in Spanish), we have 29 CM. This is a reduced CAC concept, as there in only one customer service executive attending the Center and one salesperson. The idea behind these Casas Maxcom is to integrate Maxcom as part of the community by establishing small home-type offices, increase our brand penetration and offer additional payment locations to our customers. They are located as follows:  ten in Mexico City, seven in the city of Puebla, three in the city of Tehuacan, four in the city of Queretaro and five in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services.

The hours of operation of both Customer Care Centers and Casas Maxcom in Mexico City are from 9:00 am to 5:30 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays. In the rest of the cities the hours of operation are from 9:00 am to 6:00 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays.

Centralized Trouble-Shooting Center. This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla, Queretaro Tehuacan and San Luis Potosi. This center is available 24 hours a day, seven days a week and handles technical problems and inquiries.

Centralized Customer Retention Center (Telecare), this call center, located in Mexico City, receives calls transferred from any of the other call centers or even Walk-In Centers. Its role is to enforce customer retention programs both reactively (for calls received) and proactively. The proactive effort is based on Customer Life Cycle and a specific Customer Loyalty program designed to increase customer satisfaction, customer loyalty, and reduce churn.  This center is available from Monday through Friday from 8:00 am to 8:00 pm, and Saturday from 9 am to 2:00 pm.

Corporate Customer Care group, we have a specialized group of Customer Service executives whose mission is to maintain high satisfaction levels in selected corporate customers. The group consists of 11 persons in Mexico City and 1 person in Puebla.

Customers may access their billing statements through our website. We have also installed an Interactive Voice Response system (IVR) that allows customers to consult their balance, payment and customer service locations, among other information. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, several large chain of stores (Farmacias del Ahorro, Elektra and Tiendas Extra) or at our walk-in centers located in Mexico City, Queretaro, Tehuacan, San Luis Potosi and the city of Puebla. We also assist our customers with new service requests and product information.

36 of 140

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

For residential and commercial customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only for Maxcom client retention specialists to contact the customer through the telephone line negotiate and collect the payment. After an account is 30 days past-due, we continue with the calling collection efforts and in the event that the customer rejects our calls, we schedule a visit. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency. If a customer pays off their debt after disconnect, we reconnect the line.

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

We use our Siebel Customer Relationship Management tool to manage our relationships with customers. This application works on a service request registration basis, where our representatives register all contacts with our customers to track customer history, to solve inquires and performs quality service, to support our business growth, collections and training of our sales force and to enhance marketing.

Competition

We primarily compete in the local telecommunications market on the basis of customer service, value-added products and price. Our main competitors are wireline and fixed wireless local telephone operators, although we also face competition from mobile wireless operators, cable television providers and Internet service providers.

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

37 of 140

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 80.6% of the wireline local telephone lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in its data services, resulting in a 74.2% market share of broadband access according to the 7.4 million subscribers published in their 4Q-2010 financial results and according to Cofetel´s latest published data of total broadband accounts in 2010.

Other Competitors

We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Megacable and Marcatel.

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

Dish started operations at the end of 2008, attempting to serve lower income consumers where TV offerings were very limited at the moment. Their strategy was based on price and a selected content offering (this content does not include Televisa).

At the end of the 1st Quarter of 2009, Dish was already offering services in 9 cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosi, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched. As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”. As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering. YOO is currently offered in 103 cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc.

38 of 140

Finally, Sky an incumbent DTH pay TV company launched their own new service with a low price strategy to compete in this same segment with Dish and the other Cable TV companies. This new brand called “VETV” has a limited channel offering that includes Televisa content as a differentiator against Dish.

At the end of 2010 appear on the market new products aimed at SMEs and heavy users of data services, as Axtel and Iusacell offers up to 100 MB of navigation. It is possible to provide telecommunications services through fiber optics in areas of high and medium added value, where it is common to find offices or even corporate, the products are referred “Axtel Xtremo” and “Iusacell Enlace”. A new  competitor appear on the market during 2010, a company owned by Grupo Salinas under the brand of "Total Play”, their services are geared to the residential market and the main advantage is their high speed browsing due to the optical fiber last mile.

Televisa-Nextel where announced as winners of the CFE optical fiber bid as partners in this bid, however this partnership was dissolved in October 2010 due to legal disputes in which the tender was engulfed by the disagreements submitted by Grupo Salinas and the only winner of the tender was Nextel.

Other competitors such as Marcatel and Bestel that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest companies offering pay television and Internet broadband access by cable Megacable offers Internet Protocol telephony through its Megafon brand. Megacable is a strong competitor in the pay television industry. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and since 2007 Cablevision starts offering Internet Protocol telephony entering on “triple play”.

The adoption of the Convergence Regulations by the SCT could also increase the level of competition we face in certain markets. In addition, the COFETEL recently issued rules relating to number portability which, when effectively applied will enable customers to switch their telephone service to another carrier while maintaining their telephone number. Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as Maxcom, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.

Market Liberalization

In November 2006, the Mexican Federal Power Commission (Comisión Federal de Electricidad or “CFE”) announced that it had obtained a concession from the Mexican federal government, through the SCT, to use its power lines and infrastructure to provide telecommunication services using the new technology model known as power line communications and broadband over power lines communications.

In January 2010 the SCT began an auction process from the CFE of two of its dark fiber optics strands.  The consortium formed by Telefónica Móviles, Televisa and Megacable, won the auction process for the CFE’s fiber optic infrastructure, driving more competition to the data market.

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

Employees

As of December 31, 2010, we had 1,874 employees, a 27% decrease compared to 2,572 employees as of December 31, 2009.  163 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 22, 2012.  We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

We also had 633 sales representatives as of December 31, 2010, compared to 1,190 sales representatives as of December 31, 2009.

39 of 140

Facilities

We currently lease the buildings and land where our operations are carried out and our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet. Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2010. This building is comprised of 2,100 square feet. Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,015 square feet. We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3-year term that expires on July 31, 2011. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2009, to add an on-site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, and San Luis Potosi. Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure.

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

Although Telereunión was found ultimately liable for Ps.42.7 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the Mexican Federal Power Commission, the Grupo VAC Investors undertook to negotiate with the Mexican Federal Power Commission, on behalf of Telereunión, more favorable terms for the payment of the amount due to the Mexican Federal Power Commission. On January 9, 2007, Telereunión executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.110.0 per month, bearing an interest rate of “Equilibrium Interbanking Interest Rate” (or “TIIE” for its initials in Spanish) plus 300 basis points. The resulting was paid to CFE by Telereunion on November 27, 2008.

40 of 140

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

41 of 140

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

42 of 140

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

43 of 140

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

COFETEL resolution

On June 14th 2011, our Company received from the COFETEL, the Mexican Federal Telecommunications Commission, the final outcome regarding  the dispute filed with the COFETEL on December 22nd, 2010 about the interconnection tariffs between our Company and the mobile operators: “Calling Party Pays” (CPP) and "Calling Party Pays National" (CPPN), based on the articles 42°, 43° and 44° of the Mexican Telecommunications Law issued by the Secretaría de Comunicaciones y Transportes (SCCT for its acronym in Spanish), the Mexican Ministry of Communications and Transportation.

COFETEL has resolved that the CPP and CPPN tariffs to be paid by Maxcom to the main mobile telecommunication carriers is Ps.0.3912 per minute (without any rounding), for the period, January 1st 2011 to December the 31st 2011. During 2010 our Company paid Ps.1.0 per minute for these interconnection tariffs. The COFETEL set these tariffs based on the principle of Long Term Incremental Total Cost (CITLP for its acronym in Spanish).

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

44 of 140

•	public telephony.

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with the COFETEL a notification of any rate change prior to becoming effective.

The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect. As of December 31, 2010 we fulfilled all the material requirements required under the amendment, being released of any further capacity and/or geographic expansion commitments.

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

We service our long-distance concession through direct interconnection with other carriers and by reselling our long-distance traffic to other carriers with such capability. We currently have long-distance interconnection with Telmex in the cities of Aguascalientes, Celaya, Guadalajara, Irapuato, Leon, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Saltillo, San Luis Potosi and Toluca, among others.

45 of 140

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

46 of 140

As a result, Maxcom is now authorized to provide nationwide cable TV and radio services through two concessions and was the first telecommunication concessionaire to be authorized to provide “triple-play” services. We are able to service cities by notifying the SCT and to date have notified them of service provision in 99 cities. We intend to add more cities in the future.

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

47 of 140

Local Interconnection

We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. As of December 31, 2010, the interconnection rate is Ps.0.1205 (U.S.$0.00975) per minute.

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

Through December 31, 2010, no material interconnection fees have been paid.

Mobile Interconnection

We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefónica Móviles and Iusacell. For more information on each of these carriers, see “Item 4 Information on the company — B. Business Overview — Industry Overview.”

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

48 of 140

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

C. Organizational structure

Maxcom’s Mexican direct subsidiaries are Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V.(i), Telscape de México, S.A. de C.V., Telereunión, S.A. de C.V. and Sierra Comunicaciones Globales, S.A. de C.V., and its indirect personnel subsidiaries are Outsourcing Operadora de Personal, S.A. de C.V., Asesores Telcoop, S.A. de C.V.(i) and TECBTC Estrategias de Promoción, S.A. de C.V. (formerly “Técnicos Especializados en Telecomunicaciones, S.A. de C.V.”), each a Mexican variable capital corporation (sociedad anónima de capital variable) that provides corporate services to Maxcom. Maxcom owns all of the capital stock of its direct subsidiaries, except for one share of each, which share is owned by Corporativo en Telecomunicaciones, S.A. de C.V. in the case of Maxcom Servicios Administrativos, S.A. de C.V. and by Maxcom Servicios Administrativos, S.A. de C.V. in the cases of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Telscape de México, S.A. de C.V., Sierra Comunicaciones Globales, S.A. de C.V. and Telereunión, S.A. de C.V. This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders. In addition, Maxcom wholly owns two direct subsidiaries incorporated in the United States — Maxcom U.S.A., Inc.(i) and Sierra Communications USA, Inc. — both of which are incorporated in the state of Delaware.  In may 2010, we incorporated Fundación Maxcom, A.C.(i), a Mexican nonprofit foundation that will provide social services, such as education, culture and housing aids to people in need in the areas where we serve. Fundación Maxcom is an unrestricted subsidiary and will not consolidate in our financial statements. In December 2010, we incorporated Celmax Movil, S.A. de C.V.(i), which we intend to use as a telecommunications service provider.

(i) These companies are in pre-operational stage.

49 of 140

The following chart summarizes our corporate structure:

All of our subsidiaries are wholly-owned, directly or indirectly, by us.

All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.

In February 23, 2010 and January 20, 2011, Asesores Telcoop, S.A. de C.V. and Celmax Móvil, S.A. de C.V., respectively, were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.

D. Property, plant and equipment

The majority of our assets are allocated to telephone network systems and equipment and are mainly related to or a part of our telecommunications network that as of December 31, 2010, encompasses 821 route kilometers of metropolitan fiber optic cable and over 4,869 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Queretaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

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

50 of 140

We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet.

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

Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2015. This building is comprised of 2,100 square feet.

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

On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro and San Luis Potosi. Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

All peso amounts for the year ended December 31, 2008 and henceforth are presented in nominal pesos. You should read the following discussion and analysis in conjunction with the audited consolidated financial statements as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2010, which was Ps12.36 per U.S.$1.00 as reported by the Banco de México (Central Bank of México). Sums may not add due to rounding.

The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the financial statements.

Our financial statements, which appear elsewhere in this annual report for the years ended December 31, 2010, 2009 and 2008 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish). Pursuant to MFRS, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. MFRS differ in certain significant aspects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2010, 2009 and 2008 for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

51 of 140

Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies — Effect of Inflation on Financial Information.” Financial statements for 2007 and prior years are expressed in constant pesos as of December 31, 2007 the last date when the restatement was made according to the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” which was replaced by NIF B-10, Effects of Inflation. The new NIF B-10, Effects of Inflation does not require the financial statements for 2008 and the following years to be restated, as long as the accumulated inflation for the last three years ended is not 26% or higher. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 3.3% in 2005, 4.1% in 2006, 3.8% in 2007, 6.5% in 2008, 3.6% in 2009 and 4.4% in 2010.

Recent Developments

Appointment of new of our Chief Executive Officer.

On February 23, 2011, the Board of Directors accepted the resignation of Mr. William Nazaret as Chief Executive Officer and appointed Mr. Salvador Álvarez Valdés as new Chief Executive Officer who took position to the office on March 7, 2011.

Formation of our Board of Directors and Audit and Corporate Practices Committee.

On April 15, 2011, through a General Shareholders Meeting, the shareholders of Maxcom appointed new members to our Board of Directors and the Audit Committee.

Mr. Jacques Gliksberg was appointed Chairman, replacing Mr. Eduardo Vazquez who resigned as Chairman and as Executive President of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Director.

All the other members were reelected as directors of the Board, except Mr. Gabriel Vazquez who resigned as director and Mr. Marco Provencio who previously resigned to his charge of director of the Board and member of the Audit and Corporate Practices Committee.

The shareholders approved the designation of Mr. Juan Miguel Gandoulf Castellanos as director of the Board and member of the Audit and Corporate Practices Committee and the designation of Mr. Salvador Alvarez Valdes as director and Mr. Jose Antonio Solbes as alternate director of the Board.

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

In March 2010 the company unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley, A.G. that minimize the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of Maxcom continues to decline. In counterpart, Maxcom agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

52 of 140

A. Operating Results

Devaluation and Inflation

Relative to the U.S. dollar, the peso appreciated 5.4% in 2010, appreciated 3.5% in 2009, depreciated 24.6% in 2008, appreciated 0.1% in 2007, depreciated 1.5% in 2006 and appreciated 4.9% in 2005. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate*	Gross International Reserves as of the End of Each Year (Billion)

2010	4.4%	4.4%	5.4%	U.S.$120.6
2009	3.6%	5.4%	(6.2)%	U.S.$99.9
2008	6.5%	7.7%	1.2%	U.S.$95.3
2007	3.8%	7.2%	3.3%	U.S.$87.2
2006	4.1%	7.2%	5.2%	U.S.$76.3
2005	3.3%	9.2%	3.2%	U.S.$74.1

Source: Central Bank of Mexico

*
The Central Bank of Mexico no longer publishes the Mexican GDP and/or its variations according to the calculation methodology used for the figures presented for the years ended December 2007, 2006 and 2005, hence calculation methodology for the figures for the years ended December 31, 2010, 2009 and 2008 differs.

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

Impact of Foreign Currency Fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2010, the amount of debt denominated in U.S. dollars was Ps.2,484.1 million.

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

53 of 140

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
At December 31, 2010, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.6.8 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

See “Item 3. Key Information — Selected Financial Data — Exchange Rates” for a discussion of exchange rates.

Flat Rate Business Tax (Impuesto Empresarial a Tasa Única)

The companies (on an individual basis) are required to pay the greater of their Flat Rate Business Tax (IETU) or Income Tax. If IETU is payable, the payment will be considered final i.e. not subject to recovery in subsequent years. The IETU rate was 17% for 2009 and 17.5% for 2010 and thereafter.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2010 and 2009 have been recorded on Income Tax basis.

Capitalization of Pre-operating Expenses

All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project starts up operations.

For the years ended on December 31, 2008, 2007 and 2006, we recorded amortization expenses in the amounts of Ps.22.1 million, Ps.20.7 million and Ps.36.4 million, respectively, also as of December 31, 2008 we made an adjustment based on the impairment recorded of Ps.4.9 million. Accumulated amortization was Ps.334.8 million and Ps.312.6 million as of December 31, 2008 and 2007, respectively.

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

54 of 140

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

Revenues from pay TV includes charges related to paid TV services, such as premium channels, Pay-Per-View or Video On-Demand.

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

55 of 140

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

56 of 140

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Fair Value of Stock Options and Warrants

Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date. The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction. We estimate fair values using option pricing models, which require the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield. Those assumptions are subjective and involve management judgment. The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation. As of December 31, 2010, we will recognize an expense of Ps.0.5 million ratably over the next two years due to our stock option plans and warrants.

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

In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2010, our provision for bad debt was Ps.316.0 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

Revenue Recognition under MFRS

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

Revenues from interconnection services are recognized on accrued basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, Maxcom or the other party is subject to a charge per minute. The allowed aforementioned percentage of imbalance was 5% during 2010, 2009, 2008 and 2007, and it was 15% during 2006.

57 of 140

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

Revenue Recognition under U.S. GAAP

Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephony has been reconciled and the charge to the client has been recorded.

Also, for the mobile telephony revenues we recognize through the suppletory application of ASC 605-25-65 the “Revenue Recognition: Multiple Deliverable Revenue Arrangements s” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephony equipment and mobile services.

ASC Topic 605-25-75, “Multiple-Deliverable Revenue Arrangements”, establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This Standard provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this guidance also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this Standard are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

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

58 of 140

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

Upon adoption of the ASC Topic 360-10 (formerly Statement of Financial Account Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) and NIF C-15 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We periodically reassess the useful lives of our concessions, in case there is evidence of impairment the value for such assets is adjusted.

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

As of December 31, 2010, under MFRS the carrying amount of long-lived assets was higher than the expected discounted income at our theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2010 amounted to Ps.528.7 million. Said charge was proportionately distributed throughout the different asset classes.

As of December 31, 2009, no impairment charges were recognized as a result of such impairment test.

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

59 of 140

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation allowance for the total amount of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire.

As of December 31, 2010, we had cumulative tax losses in aggregate of Ps.1,360.9 million that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
2009	Ps.	931	2019
2008		466,647	2018
2007		283,151	2017
2006		77,915	2016
2005		131,333	2015
2004		83,660	2014
2003		37,221	2013
2002		280,116	2012

Total	Ps.	1,360,974

Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax. Both taxes recognize the effects of inflation.

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2010 and 2009 have been recorded on the Income Tax basis.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with MFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2010	2009	2008
Net revenues	100%	100%	100%
Operating cost and expenses:
Network
operating costs	43.5	44.1	41.7
Selling, general and administrative expenses	30.7	31.2	30.5
Depreciation and amortization	27.2	25.0	20.6
Total operating cost and expenses	101.4	100.3	92.8
Operating profit (loss)	(1.4)	(0.3)	7.1
Other expenses:
Other expenses	(2.5)	(2.1)	(0.6)
Restructuring charges	(2.6)	(0.3)	(1.8)
Impairment of long-lived assets	(20.5)	—	(19.8)
Comprehensive cost of financing	9.1	11.6	10.0
Income tax	(9.8)	2.4	8.7
Net loss (income) for the year	46.0%	11.8%	16.3%

60 of 140

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues

Our net revenues increased 0.6%, from Ps.2,562.5 million in 2009 to Ps.2,577.4 million in 2010. The increase primarily resulted from:

•
Residential revenues represented 40.6% of total revenues during 2010, compared with 36.2% in the previous year of 2009. Revenues in the residential business reached Ps.1,039.9 million in 2010, an increase of 12.0% or Ps.111.2 million in comparison to Ps.928.7 million in 2009. The increase in revenues is a combination of an increase in voice services by approximately Ps.34.7 million, an increase in paid TV services by approximately Ps.48.3 million, an increase in data revenues by approximately Ps.27.1 million and an increase in mobile services by Ps.1.0 million.

•
Commercial revenues represented 27.0% of total revenues during 2010, compared with 30.7% in 2009. Revenues in the commercial business totaled Ps.692.7 million in 2010, a decrease of 12.1% or Ps.95.3 million in comparison to Ps.788.0 million in the year 2009. This decrease in revenues was explained by a decrease of Ps.73 million in voice services and a decrease of Ps.21.6 million in data services.

•
Public Telephony represented 14.8% of total revenues during 2010 in comparison with 17.9% in 2009. Revenues in this segment totaled Ps.378.3 million in 2010, a decrease of 17.9% compared to Ps.460.7 million in 2009. The decrease in the public telephony business was primarily driven by the availability of the number of public telephones and a decrease in the average usage per phone.

•
In 2010, wholesale revenues totaled Ps.452.9 million, an increase of 21.7% in comparison to Ps.372.2 million in the same period in 2009. The increase in the wholesale business was mainly driven by higher traffic.

•
Revenue from other services accounted for 0.5% or Ps.13.4 million of total revenues in 2010 an increase, from the Ps.12.9 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2010		2009		%
	(In millions)
Residential	Ps.	1,040.0	Ps.	928.7	12.0%
Commercial		692.7		788.0	(12.1)%
Public Telephony		378.4		460.7	(17.9)%
Wholesale		452.9		372.2	21.7%
Other Revenue		13.4		12.9	3.5%
Total revenues	Ps.	2,577.4	Ps.	2,562.5	0.6%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2010		2009		%
	(In millions)
Monthly charges	Ps.	158.2	Ps.	161.9	(2.3)%
Usage		229.9		249.4	(7.8)%
Subtotal		388.1		411.3	(5.6)%
Non-recurring		3.7		5.2	(28.8)%
Total	Ps.	391.8	Ps.	415.3	(5.6)%

Total ARPU decreased 5.6% from Ps.415.3 in 2009 to Ps.391.8 in 2010. The major changes in absolute and relative terms were: (i) an decrease in monthly charges of 2.3% from Ps.161.9 in 2009 to Ps.158.2 in 2010; (ii) a 7.8% decrease in usage from Ps.249.4 in 2009 to Ps.229.9 in 2010; and (iii) a 28.8% decrease in non-recurring charges from Ps.5.2 in 2009 to Ps.3.7 in 2010.

61 of 140

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2010, we added a total of 42,979 revenue generating units. As of December 31, 2010, Maxcom reported a total of 556,564 RGUs, an increase of 8.4% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2010 and 2009 and the percentage variation:

	At December 31
	2010	2009	%
Residential	417,756	366,001	14.1%
Commercial	68,600	81,081	(15.4)%
Public Telephony	41,124	41,393	(0.6)%
Wholesale lines	29,084	25,110	15.8%
Total lines	556,564	513,585	8.4%

Operating Costs and Expenses

Our operating costs and expenses increased 1.7% from Ps.2,569.7 million in 2009 to Ps.2,614.7 million in 2010. This increase was primarily the result of:

•	a Ps.3.8 million, or 0.4% increase in network operating services resulting mainly from:

o	a Ps.77.0 million higher fixed-to-mobile interconnection costs.

o	a Ps.5.1 million increase related to our paid TV content and internet services;

o	a Ps.4.7 million increase related to public telephony, circuit and port leases and internet services.

o	This increase was partially offset by a Ps.83.0 million decrease on long distance interconnection costs as a result of lower customer usage.

•	a Ps.15.0 million, or 11.2% decrease in technical expenses primarily due to:

o	a Ps.4.2 million decrease in utilities costs; and,

o	a Ps.10.8 million decrease in other technical expenses.

•	Installation expenses for 2010 increase Ps.1.4 million or 11.6%.

•	a Ps.62.6 million, or 9.8%, increase in depreciation and amortization expenses mainly related to new capital investments; and,

•	Selling, general and administrative expenses decreased Ps.7.8 million, or 1.0% primarily due to:

o	a Ps.37.2 million decrease in salaries, wages and benefits;

o	These expenses were partially offset by Ps.29.4 million in higher marketing expenses, leases expenses, external advisors expenses and billing expenses.

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.233.5 million in 2010, a 21.3% decrease compared to Ps.296.8 million in 2009.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

62 of 140

	Year Ended December 31
	2010		2009		%
	(In millions)
Interest expense — Net	Ps.	(310.6)	Ps.	(322.9)	(3.8)%
Exchange gain (loss) — Net		73.3		8.0	816.3%
Capitalized interest		3.8		18.1	(79.0)%
Total comprehensive cost of financing	Ps.	(233.5)	Ps.	(296.8)	(21.3)%

The decrease of comprehensive cost of financing was primarily due to:

•	a Ps.12.3 million or 3.8% decrease in interest paid as a result of a lower average outstanding balance of debt during 2010 compared to 2009;

•
a Ps.73.3 million exchange rate gain compared to a net exchange rate gain of Ps.8.0 million recognized in the same period last year mainly due to an appreciation of the Mexican peso of 5.4% during 2010 compared with a peso appreciation of 3.5% during 2009;

•	a Ps.14.3 million lower capitalized interest mainly due to an appreciation of the Mexican peso as previously explained and a reduction on the CAPEX program for 2010.

Tax Provisions

We recorded a debit of Ps.253.1 million in taxes during 2010 mainly due to a tax provision as a result of consecutive financial losses, compared to the credit of Ps.61.5 million registered in 2009, mainly derived from the impairment charge that was recognized in 2010.

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

The following table sets forth our revenues for the periods indicated below:

63 of 140

	Year Ended December 31
	2009		2008		%
	(In millions)
Residential	Ps.	928.7	Ps.	1,055.6	(12.0)%
Commercial		788.0		809.1	(2.6)%
Public Telephony		460.7		428.7	7.5%
Wholesale		372.2		359.5	3.5%
Other Revenue		12.9		30.3	(57.4)%
Total revenues	Ps.	2,562.5	Ps.	2,683.2	(4.5)%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2009		2008	%
	(In millions)
Monthly charges	Ps.	161.9	$234.2	(28.3)%
Usage		249.4	398.1	(35.4)%
Subtotal		411.39	632.3	(32.5)%
Non-recurring		5.2	27.1	(80)%
Total	Ps.	415.3	$659.4	(34.7)%

Total ARPU decreased 34.7% from Ps.659.4 in 2008 to Ps.415.3 in 2009. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 28.3% from Ps.234.2 in 2008 to Ps.161.9 in 2009; (ii) a 35.4% decrease in usage from Ps.398.1 in 2008 to Ps.249.4 in 2009; and (iii) a 80% decrease in non-recurring charges from Ps.27.1 in 2008 to Ps.5.2 in 2009.

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

Operating Costs and Expenses

Our operating costs and expenses increased 3.1% from Ps.2,491.7 million in 2008 to Ps.2,569.7 million in 2009. This increase was primarily the result of:

•	a Ps.29.1 million, or 3.0% increase in network operating services resulting mainly from:

o	a Ps.61.9 million higher fixed-to-mobile interconnection costs.

o	a Ps.14.9 million increase related to our paid TV content and internet services;

o	a Ps.20.9 million increase in costs related to circuit leases and ports required for our backbone and last mile connectivity as a result of the network expansion during the year;

64 of 140

o
This increase was partially offset by a Ps.51.6 million decrease on long distance interconnection costs as a result of lower customer usage, Ps.10.9 million lower operational cost of public telephony services and Ps.6.1 million other cost reductions.

•	a Ps.11.3 million, or 7.8% decrease in technical expenses primarily due to:

o	a Ps.1.2 million increase in costs associated with leases of sites and poles; and,

o	a Ps.12.5 million decrease in other technical expenses.

•	Installation expenses for 2009 decrease to Ps.6.7 million or 35.7%.

•	a Ps.87.5 million, or 15.9%, increase in depreciation and amortization expenses mainly related to:

o	a Ps.144.8 million increase due to new capital investments; and,

o	a Ps.57.3 million decrease due to change in useful lives of long-lived assets.

•	Selling, general and administrative expenses decreased Ps.20.6 million, or 2.5% primarily due to:

o	a Ps.15.7 million decrease in marketing expenses;

o	a Ps.9.6 million decrease in maintenance;

o	a Ps.12.4 million decrease in salaries, wages and benefits;

o	a Ps. 3.4 million decrease on external sales commissions,

o	These expenses were partially offset by Ps.20.5 million in higher bad debt reserve, leases expenses, insurance and other selling, general and administrative expenses.

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

65 of 140

Tax Provisions

We recorded a credit of Ps.61.5 million in taxes during 2009 mainly due to a tax benefit of the net loss of the period, compared to Ps.233.7 million registered in 2008, mainly derived from the impairment charge that was recognized in 2008.

B. Liquidity and capital resources

Financing Sources and Liquidity

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2010, we had Ps.375.2 million (U.S.$30.4 million) of cash and cash equivalents. As of December 31, 2010 we had Ps.570.0 million (U.S.$46.1 million) in working capital as defined by us (see footnote (1) for the definition). We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps.315.2 million (U.S.$25.1 million) of cash during 2011 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps.47.5 million (U.S.$3.8 million) as of March 31, 2011. As of December 31, 2010 the estimated cost remaining to conclude the network build out construction in progress was Ps.59.6 million and management expects to conclude them before December 31, 2011.

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

1 Working capital is defined by us as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable), which is different than the common definition of total current assets in excess of total current liabilities.

66 of 140

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

Indebtedness

Our consolidated debt as of December 31, 2010 was Ps.2,484.1 million (U.S.$201.0 million), of which Ps.2,471.4 million (U.S.$200.0 million) was long-term debt. Ps.2,484.1 million (U.S.$201.0 million) of our consolidated debt outstanding as of December 31, 2010 was denominated in U.S. dollars. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 4.0:1.0 as of December 31, 2010. During 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of our senior notes due 2014, for the payments during period from June 2008 to December 2010.

The following table presents a breakdown of our consolidated debt for 2010 and 2009.

	As of December 31, 2010(1)				As of December 31, 2009(2)
	Pesos		Dollars		Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	6,613.4	U.S.$	—	Ps.	—	U.S.$	—
Vendor financing denominated in dollars		—		—		—		—
Total vendor financing		6,613.4		—		—		—
Long Term Payable Bonds Denominated in U.S. Dollars:
U.S.$175 million senior secured notes
(U.S.$150 million issued on December 20, 2006 and U.S.$25 million issued on January 10, 2007)bearing interest at a rate of 11%, maturing on December 15, 2014		2,471,420.0		199,953.1		2,611,740.0		200,000.0
Accrued interest		12,705.0		1,027.9		13,426.4		1,028.2
Total long term payable bonds denominated in U.S. dollars	Ps.	2,484,125.0	U.S.$	200,981.0	Ps.	2,625,166.4	U.S.$	201,028.2

67 of 140

(1)
Nominal pesos as of December 31, 2010. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.12.36 per U.S.$1.00 as reported by the Banco de México on December 31, 2010. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)
Constant pesos as of December 31, 2009. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.06 per U.S.$1.00 as reported by the Banco de México on December 31, 2009. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

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

Accordingly, we present the statement of changes in financial position for 2008 as issued and the statement of cash flows for 2010 and 2009 under the indirect method.

	At December 31,
	2010		2009		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	518,737.0	Ps.	693,132.0	(25.2)%
Net resources used in investing activities		(712,686.0)		(909,989.0)	(21.7)%
Net resources (used in) provided by financing activities		(418,170.0)		(387,205.0)	8%

			At December 31,
	2009		2008		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	693,132.0	Ps.	446,171.2	55.4%
Net resources used in investing activities		(909,989.0)		(1,613,933.0)	(43.6)%
Net resources (used in) provided by financing activities		(387,205.0)		219,632.0	(276.3)%

68 of 140

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under MFRS our earnings were insufficient to cover our fixed charges by Ps.910.5 million (U.S.$73.66 million) in 2010, Ps.359.3 million (U.S.$27.5 million) in 2009 and Ps.721.8 million (U.S.$53.3 million) in 2008.

As of December 31, 2010, we had Ps.375.2 million of cash and cash equivalents, compared to Ps.987.3 million in December 31, 2009.

Resources Provided by Operating Activities

For the year ended December 31, 2010, resources provided by operating activities was Ps.174.4 million lower than in 2009. This decrease was mainly driven by an increase of Ps.23.8 million as a result of an increase of Ps.566.7 million of net loss and an increase of Ps.590.5 million in non-cash items included in the net loss. In addition Ps.198.2 million decrease in resources were result of changes in working capital items, as detailed below:

•	Ps.37.8 million decrease in resources resulting from a decrease in accounts receivable when compared to the Ps.19.6 million generated in 2009 with the Ps.18.1 million used in 2010;

•
Ps.126.7 million decrease in resources resulting from a decrease in liabilities and increase in other assets when compared to the Ps.0.4 million used in resources provided in 2009 with the Ps.127.0 million used in resources provided in 2010; and

•	Ps.33.8 million decrease in resources resulting from a decrease in inventory, when compared to the Ps.24.5 million generated in 2009 with the Ps.9.3 million used in 2010.

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

Resources Provided by Financing Activities

For the year ended December 31, 2010, net resources generated by financing activities decreased by Ps.31.0 million compared to 2009. This decrease was mainly due to:

69 of 140

•	Ps.10.9 million used to the payment for the senior notes interest,

•	Ps.12.4 million generated from the stock option program in 2010;

•	Ps.4.4 million generated from the vendor financing in 2010;

•
Ps.44.4 million decrease due to the Mexican peso appreciation during 2010, resulting from the net effect of Ps.140.3 million  of the Mexican peso appreciation, compared with the Ps.95.9 million of the Mexican peso appreciation during 2009.

•	Ps.2.5 million generated from shares repurchase program and other financing activities in 2010; and

•	Ps.5.0 million generated from other financing activities.

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

For the year ended December 31, 2008, net resources generated by financing activities decreased by Ps.2,526.0 million compared to 2007. This decrease was mainly due to:

•	Ps.2,643.4 million provided from the net proceeds of our initial public offering in 2007;

•	Ps.210.7 million used to the payment of Ps.214.4 million of the senior notes interest, Ps. 20.3 paid in the share repurchase program when compared with Ps.24.0 of hedging valuation on 2007;

•	Ps.71.6 million used to exercise of the stock option program in 2008;

•	Ps. 8.4 million used to pay vendor financing in 2008; and

•
Ps.408.3 million increase in resources from Ps.534.4 million senior notes revaluation compared with the payment of Ps.126.1 million of the used to redeem U.S.$11,590 of our 133/4% B series bonds maturing on April 1, 2007.

Resources Used for Investing Activities

For the year ended December 31, 2010, net resources used for investing activities decreased Ps.197.3 million. This decrease was mainly attributable to a decrease in investment in telephone equipment.

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

70 of 140

Capital Expenditures

Through December 31, 2010, we have invested Ps.10,008.2 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.143.9 million paid to obtain all of our frequency rights. Our 2010 capital expenditures amounted to Ps.712.7 million (U.S.$57.6 million) and our expected capital expenditures for 2011 are approximately Ps.315.2 million (U.S.25.1 million) which will be funded with the proceeds from our initial public offering and senior notes offering.

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

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated

2010	144.639	4.40%	15.19%
2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	13.10%

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

71 of 140

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

(iv) Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non-monetary assets, which is maintained in stockholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.

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

Principal Differences between MFRS and U.S. GAAP

The financial information included in this annual report is prepared and presented in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP applicable to us; for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2010 and 2009; for a reconciliation of our net income (loss) for each of the years ended December 31, 2010, 2009 and 2008 and for a description of the principal differences in classification between the statements of cash flows as of December 31, 2010, 2008 and 2009 under MFRS and the requirements under U.S. GAAP for statements of cash flows.

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

72 of 140

ASC 605-25 Multiple-Element Arrangements

On September 23, 2009, the FASB ratified ASC 605-25 Multiple-Element Arrangements .  This ASC updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.”  This ASC will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company did not have any material effect on its overall financial position or results of operations.

Recent Mexican Accounting Pronouncements

The CINIF has issued the following FRS, applicable for years beginning on or after January 1, 2010 or 2011, as indicated.

(a)	FRS B-5 “Segment information”- FRS B-5 is effective as of January 1, 2011. Changes as compared to superseded Bulletin B-5 “Segment Information” include the following:

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

•	FRS B-5 does not require that the entity's business areas be subject to different risks to qualify as operating segments.

•	FRS B-5 allows business areas in pre-operating stage to be catalogued as operating segments.

•
FRS B-5 requires disclosure by segment and separately, revenue and interest expense as well as all other components of comprehensive financial results (CFR). In specific cases, the FRS B-5 permits disclosure of net interest income.

•	FRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management in making the entity's operating decisions.

Management estimates that the initial effects of this new FRS will not be material.

(b)	FRS B-9 “Interim financial reporting”- FRS B-9 is effective as of January 1, 2010. Changes as compared to superseded Bulletin B-9 “Interim financial reporting” include the following:

•
FRS B-9 requires that the interim financial information includes a comparative and condensed balance sheet, income statement, statement of stockholders' equity and statement of cash flows and, for non-profit entities, it expressly requires the presentation of a statement of activities.

•
FRS B-9 establishes that the financial information at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

•	FRS B-9 includes and defines new terminology.

Management estimates that the initial effects of this new FRS will not be material.

(c)	FRS C-1 “Cash and cash equivalents”- FRS C-1 supersedes Bulletin C-1 “Cash” and is effective as of January 1, 2010. The principal changes with respect to the former standard include the following:

73 of 140

•	FRS C-1 requires the presentation of cash and cash equivalents, restricted, within the balance sheet caption of "Cash and cash equivalents".

•	The term “demand temporary investments” is replaced by “available demand investments”.

•	To be identified as cash equivalents, the investments should be highly liquid, for example those with original maturities of three months or less when purchased.

•	FRS C-1 includes the definition of the terms: acquisition cost, restricted cash and cash equivalents, highly liquid investments, net realizable value, nominal value and fair value.

Management estimates that the initial effects of this new FRS will not be material.

The CINIF has issued the following NIFs, effective for years beginning after January 1, 2009, early application is not permitted.

NIF B-7 “Business acquisitions”- NIF B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.

The Company did not have any material effect on its overall financial position or results of operations.

NIF B-8 “Consolidated and combined financial statements”-NIF B-8 supersedes Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:

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

NIF C-7 “Investments in associates and other permanent investments”- NIF C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:

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

NIF C-8 “Intangible assets”- NIF C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. Main changes include:

(i) The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable;

74 of 140

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

NIF D-8 “Share based payments”- NIF D-8 Establishes the valuation and accounting methods for goods or services paid for by shares. NIF D-8 is applicable to all purchases whose payments are liquidated by shares whether they are exercised through cash, shares, stock options payments or any combination of the aforementioned, excluding transactions with shareholders.

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

75 of 140

The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007, date on which the comprehensive method for recognizing the effects of inflation was last used.

(b) NIF D-3 “Employee benefits”-NIF D-3 supersedes Bulletin D-3 “Labor Obligations”, the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4. The principal considerations established by this NIF are:

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

(c) NIF D-4 “Taxes on income”- NIF D-4 supersedes Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Bulletins 53 and 54. The principal considerations established by this NIF are:

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

(d) NIF B-2 “Statement of cash flows”- NIF B-2 supersedes Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal considerations established by this NIF are shown on the following page.

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

(e) NIF B-15 “Translation of foreign currencies”- NIF B-15 supersedes Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations”. The principal considerations established by this NIF are:

76 of 140

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

D. Trend information

The Mexican Telecommunications industry is highly influenced by various U.S. telecommunications industry trends, including:

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

F. Tabular disclosure of contractual obligations

The following table summarizes our minimum payments as of December 31, 2010 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

77 of 140

	Payment Due by Period
	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	(In thousands of pesos)
Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,471,420.0	Ps.	—	Ps.	—	Ps.	2,471,420.0	Ps.	—
Capital (Finance) Lease Obligation		—		—		—		—		—
Vendor Financing		—		—		—		—		—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2010		7,940.4		2,304.7		5,635.7		—		—
Accounts Payable to Grupo VAC**		27,543.4		1,276.1		2,552.3		2,552.3		21,162.7
Debt Obligations Interest		1,144,248.1		298,568.6		571,727.0		273,952.5		—
Operating Lease Obligation		272,148.3		74,478.7		96,942.1		100,727.5		—
Interest to Account Payable to Grupo VAC**		24,188.1		2,185.4		4,060.3		3,646.5		14,295.9
Total	Ps.	3,947,488.3	Ps.	378,813.5	Ps.	680,917.4	Ps.	2,852,298.8	Ps.	35,458.6

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

**
For further information see “Item 4. Information on the Company — B. Business overview-Legal Matters and Administrative Proceedings-Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation”

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” on page 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Directors

Our board of directors is responsible for the management of our business and is composed of ten members, each of whom is elected annually at our general ordinary meeting of shareholders. All board members hold the positions for one year and may be reelected.

On April 15, 2011, through a General Shareholders Meeting, the shareholders of Maxcom appointed new members to our Board of Directors and the Audit Committee.

Mr. Jacques Gliksberg was appointed Chairman, replacing Mr. Eduardo Vazquez who resigned as Chairman and as Executive President of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Directors.

All the other members were reelected as directors of the Board, except Mr. Gabriel Vazquez who resigned as director and Mr. Marco Provencio who previously resigned to his charge of director of the Board and member of the Audit and Corporate Practices Committee.

The shareholders approved the designation of Mr. Juan Miguel Gandoulf Castellanos as director of the Board and member of the Audit and Corporate Practices Committee and the designation of Mr. Salvador Alvarez Valdes as director and Mr. Jose Antonio Solbes as alternate director of the Board.

Set forth below are the name, age, position and a description of the business experience of each of our directors. The business address of our directors is that of our principal office.

78 of 140

Name	Age	Position
Jacques Gliksberg	53	Director and Chairman of the Board
Adrián Aguirre Gómez	60	Director and Vice Chairman of the Board
Eduardo Vázquez	48	Director
Rodrigo Guerra Botello *	69	Director
Lorenzo Barrera Segovia *	52	Director
Juan Jaime Petersen Farah *	52	Director
Jorge Garcia Segovia *	53	Director
Eduardo Augusto José Molina Llovera *	62	Director
Juan Miguel Gandoulf Castellanos *	50	Director
Salvador Álvarez Valdés	45	Director (and also our CEO)

*	Independent Directors pursuant to New York Stock Exchange listing standards, applicable federal U.S. securities laws including Rule 10 A-3, and the Mexican Securities Market Law.

Jesus Gustavo Martinez, Efrain Ruvalcaba, María Guadalupe Aguirre Gómez, Marco Viola and Jose Antonio Solbes serve as alternate directors during the absence of Eduardo Vázquez, Salvador Álvarez, Adrian Aguirre Gomez, Jacques Gliksberg and Eduardo Molina Llovera, respectively. Gonzalo Alarcón I. is the secretary of the Board and our General Counsel. Christian Cassereau serves as alternate secretary of the Board of Directors. The secretary and alternate secretary do not form part of the Board of Directors.

Adrián Aguirre Gómez and María Guadalupe Aguirre Gómez are siblings.

Juan Miguel Gandoulf Castellanos, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia and Jorge Garcia Segovia are independent directors.

Set forth below is a brief biographical description of each of our directors:

Jacques Gliksberg has been a director since 2002. Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002 and in April 2011, was appointed Chairman of the Board of Directors of Maxcom. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organización Rescarven, C.A. (Venezuela), Crown Linen, LLC, Fippex LLC and is the president of Difusión Panorámica, S.A. de C.V. Mr. Gliksberg was a managing partner of Bank of America Equity Partners from 1994 until 2005. He is now a managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.

Adrián Aguirre Gómez has been a Chairman of the board of Maxcom since March 1996. In December 2008 was appointed Vice President of the Board. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), Industria Cogeneradora de Energía, S.A. de C.V. Aurcana Corporation and Fundación Teletón. He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México.

Eduardo Vázquez has been a director and vice president of Maxcom since July 2006 and in December 2008 was appointed Chairman of the Board until 2011. Mr. Vázquez has served as chairman of Grupo Telereunión since July 2004. Since April 2004, Mr. Vázquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefónica Móviles. In 1990, Mr. Vázquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonía Moviles and Telefonía Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefónica in 2000. Outside of the telecommunications industry, Mr. Vázquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vázquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.

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

79 of 140

Lorenzo Barrera Segovia. Mr. Barrera was appointed director since December 2008. He is Managing Director, Principal Partner and Member of the Board of Directors for Base Internacional Casa de Bolsa, S.A. de C.V, a company that is in the business of Foreign Exchange, Money Market, Investment Funds and serves as a Financial Adviser. Base Internacional has an authorization from the Ministry of Finance, from the Comisión Nacional Bancaria y de Valores, Banco de México and is an EXIM Bank lender. Additionally, the company is rated by Standard & Poors and Fitch Ratings and audited by Deloitte & Touche. In addition, Mr. Barrera is member of Young Presidents Organization de Monterrey, Partner and member of the Board of Directors of Fraccionamiento Campestre Sierra Madre, S.A. de C.V., Casino Monterrey, A.C., Instituto de Atención Integral al Discapacitado Retos, ABP, American Chamber México Monterrey Chapter and The Chamber of Commerce of Canada in Monterrey. Prior to this, Mr. Barrera served as Chairman of the Board of Base Capital, S.A. de C.V. and as Managing Director, Principal Partner and member of the Board of Directors of Base Internacional Casa de Cambio, S.A. de C.V. Mr. Barrera was also Sub-Director of Fund Administration and Conciliation for foreign banks and held several positions at Banpais, S.A. Mr. Barrera holds an accounting degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in finance from the same University.

Jorge García Segovia. Mr. García was appointed director since December 2008. He is currently member of the Board of Directors of CEMEX, S.A.B. de C.V., Compañía Minera Autlán, S.A.B. de C.V., Compañía Industrial de Parras, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de México, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo Leon, A.C. In addition, Mr. García was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañías Cuauhtémoc, S.A. de C.V. Mr. García is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. García is also a certified financial adviser. He is also an Honorary Consul of the Slovakian Republic in Northeastern México.

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

Eduardo Augusto José Molina Llovera. Mr. Molina is a founding partner and CEO of Difusión Panorámica, S.A. de C.V., an outdoor advertising company operating nationwide in Mexico. Since 2004 and until February 2011, he was President of the Asociación Mexicana de Publicidad Exterior, A.C. and member of the Consejo de Publicidad Exterior in Mexico City. From October 1997 to August 2001, he was CEO of Vendor, S.A. de C.V. Previously, since 1977, he held various positions in Grupo Televisa, S.A. de C.V. including Head of the Telemarketing and Promotions business and Head of Information Technologies and Data Communications. Mr. Molina holds an industrial engineering degree from the Universidad Iberoamericana and a master´s degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Salvador Alvarez Valdes. Mr. Alvarez has been our Chief Executive Officer since February 2011, Prior to joining Maxcom, Mr. Alvarez served as Chief Executive Officer (CEO) of Medicus. He served as Managing Director of Red Legal; earlier in his career, Mr. Alvarez also served as General Manager of Corporativo Corvi, President and General Manager of ConAgra Foods, President and General Manager of Productos del Monte-ConAgra Grocery Products, SVP and GM of ConAgra Refrigerated Prepared Foods, VP and GM of ConAgra Refrigerated Prepared Foods, VP of International Operations of ConAgra, CEO of Campofrio Mexico. Mr. Alvarez holds a Post Graduate Degree by Instituto Panamericano de Alta Dirección de Empresa (IPADE), a Bachelor in Economics for the Universidad Complutense de Madrid and CEU San Pablo both located in Spain.

80 of 140

Miguel Gandoulf Castellanos. Mr. Gandoulf was appointed as director and member of the Audit and Corporate Practices Committee of Maxcom in April 2011. Mr. Gandoulf also serves as director and member of the Audit Committee of El Puerto de Liverpool, S.A.B. de C.V. since 2002.  Previously, since 2005, he has been CEO of Sagnes Constructores, S.A. de C.V. and since 2003 Mr. Gandoulf has been Treasurer of Colegio Franco Mexicano, A.C. From January 1994 to October 2003, Mr Gandoulf served as Administrative Manager of Eurotecno, S.A. de C.V. He also served in several positions in Fabricas de Francia, S.A. de C.V.  Mr. Gandoulf holds an accounting degree from the Universidad Autonoma de Guadalajara and a master’s degree in Business Administration from the United States International University at San Diego, Cal.

Senior Management

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

On February 23, 2011, the Board of Directors accepted the resignation of Mr. William Nazaret as Chief Executive Officer and appointed Mr. Salvador Álvarez Valdés as new Chief Executive Officer who took position to the office on March 7, 2011.

In September 2010, Mr. Miguel Cabredo Benites was appointed as Chief Financial Officer due to a resignation of Mr. Solbes.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above. The business address of our executive officers is that of our principal office.

Name	Age	Position
Salvador Álvarez Valdés	45	Chief Executive Officer
Miguel Cabredo Benites	46	Chief Financial Officer
Carlos Palacios de la Cruz	44	Chief Commercial Officer
Adolfo de la Torre Martinez	46	Director of Operations

Mr. Salvador Alvarez’s biographical information is in the section above.

Miguel Cabredo was appointed chief financial officer in September 2010. He has held various positions of increasing responsibility with Maxcom since December 2000, including Financial Planning Manager and Treasurer. Prior to joining Maxcom, Miguel Cabredo was previously employed with Bufete Industrial S.A., where he acted as Director of Financial Planning and Corporate Finance. Mr. Cabredo holds an Industrial Engineering degree from Universidad de Piura in Peru and an MBA from IPADE in Mexico City.

Carlos Palacios has been our chief commercial officer since April, 2011. Mr. Palacios has 15 years of experience as chief commercial and marketing officer in many companies as Del Monte Foods, Shering - Plough and SCA. Mr. Palacios holds a Business Administration degree from Brighman University in Utah, U.S.A.

Adolfo de la Torre has been our operations and constructions manager since 2009. Prior to join Maxcom, he served as general manager of Actel, S.de R.L. de C.V. from 2005 to 2008, and operations director of Telefónica Móviles from 2000 to 2005. Mr. De la Torre has an Industrial and Electronic Engineering degree from Instituto Tecnologico de Tijuana and a postgraduate in Corporate Finance from Universidad Iberoamericana in Mexico, City.

B. Compensation

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.

We paid an aggregate of Ps.0.9 million in cash compensation to the members of our board of directors during 2010.

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

81 of 140

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

Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met when they were measured on December 31, 2010.

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

82 of 140

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

C. Board practices

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were reelected or appointed at the general annual ordinary shareholders’ meeting held on April 15, 2011.

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

83 of 140

The audit and corporate practices committee is comprised of Jorge Garcia Segovia (who acts as Chairman of the committee), Juan Jaime Petersen Farah and Juan Miguel Gandoulf Castellanos, all of whom are independent under the rules of the New York Stock Exchange, Rule 10A-3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.

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

84 of 140

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

Operating Advisory Committee

Our operating advisory committee is responsible for advising the board on and overseeing Maxcom’s operations. In April 15, 2011, the shareholders’ meeting decided to reestablish the Operating Advisory Committee.

This Committee is comprised of Messrs. Jacques Gliksberg, Adrián Aguirre Gómez and Eduardo Vázquez.

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

85 of 140

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

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	320,143,614	40.5%	288,143,613
Marco Viola(1)**	320,026,098	40.5%	288,026,097
Eduardo Vázquez (2)	71,382,446	9.03%	43,382,445
Jesus Gustavo Martinez (2)**	71,382,446	9.03%	43,382,445
Efrain Ruvalcaba (2)**	71,382,446	9.03%	43,382,445
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Salvador Alvarez	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
Eduardo Molina	*	*	—
All executive officers and directors as a group (14 persons)	391,526,060	49.53%	331,526,058

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

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

86 of 140

Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of April 30, 2010.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation(1)	320,143,614	40.5%	288,143,613
Nexus Maxcom Holdings (1)	320,143,614	40.5%	288,143,613

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

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

In accordance with a report issued by The Bank Of New York, as of April 30, 2011 there were 3,481,898 ADSs being traded in the NYSE, through 18 record holders.

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

87 of 140

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

88 of 140

Dividend Policy

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Dividend policy.”

B. Significant changes

Designation of Guarantor.

On January 20, 2011, Celmax Movil, S.A. de C.V., was designated as new guarantor in accordance with the indenture dated December, 2006 governing our senior notes due 2014.

Formation of our Board of Directors and Audit and Corporate Practices Committee.

On April 15, 2011, through a General Shareholders Meeting, the shareholders of Maxcom appointed Mr. Jacques Gliksberg as new Chairman of the Board of Directors replacing Mr. Eduardo Vazquez whom has resigned as Chairman and Executive President of the Board but he is still remain as a member of the Board. Mr. Adrian Aguirre was reelected as Vice Charmain of the Board of Directors.

All the other members were reelected as directors of the Board, except Mr. Gabriel Vazquez who resigned as director and Mr. Marco Provencio who previously resigned to his charge of director of the Board and member of the Audit and Corporate Practices Committee.

The shareholders approved the designation of Mr. Juan Miguel Gandoulf Castellanos as director of the Board and member of the Audit and Corporate Practices Committee and the designation of Mr. Salvador Alvarez Valdes as director and Mr. Jose Antonio Solbes as alternate director of the Board.

New appointment of our Chief Executive Officer.

On February 23, 2011, the Board of Directors accepted the resignation of Mr. William Nazaret as Chief Executive Officer and appointed Mr. Salvador Álvarez Valdés as new Chief Executive Officer who took position to the office on March 7, 2011.

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

The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

89 of 140

	Mexican Stock Exchange (Mexican pesos per CPO)				New York Stock Exchange (U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2011 (through June 17, 2011)	Ps.	4.80	Ps.	4.60	$2.73	$2.50
2010		11.74		5.99	6.49	3.24
2009		12.40		4.20	6.49	1.70
2008		23.70		5.29	16.03	2.16
2007		31.00		19.00	19.98	12.17
Quarterly Highs and Lows:
2011:
First Quarter	Ps.	5.90	Ps.	5.78	$3.40	$3.33
Second Quarter (through June 17, 2011)		4.80		4.60	2.73	2.50
2010:
First Quarter	Ps.	12.10	Ps.	8.20	$6.58	$4.32
Second Quarter		9.11		6.97	5.24	3.76
Third Quarter		8.06		5.99	4.47	3.24
Fourth Quarter		7.27		6.25	4.06	3.35
2009:
First Quarter	Ps.	8.35	Ps.	4.20	$4.26	$1.86
Second Quarter		6.90		4.51	3.50	1.70
Third Quarter		7.50		4.95	3.99	2.52
Fourth Quarter		12.40		6.00	6.49	3.14
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter		23.70		16.10	16.03	9.44
Third Quarter		18.91		11.00	12.75	7.01
Fourth Quarter		12.86		5.29	8.00	2.16
2007:
Fourth Quarter (beginning October 19, 2007)	Ps.	31.00	Ps.	19.00	$19.98	$12.17
Monthly 2011:
January	Ps.	6.44	Ps.	6.22	$3.75	$3.46
February		6.18		5.91	3.45	3.35
March		5.90		5.78	3.40	3.33
April		5.44		5.23	3.16	3.13
May		5.15		4.96	2.95	2.95
Monthly 2010:
January	Ps.	12.10	Ps.	9.50	$6.58	$4.92
February		10.85		9.60	5.87	5.00
March		10.55		8.20	5.86	4.32
April		9.40		8.00	4.36	4.45
May		8.22		6.85	4.64	3.00
June		8.30		6.97	4.43	3.76
July		6.95		6.07	3.86	3.40
August		8.06		5.99	4.47	3.24
September		7.47		6.61	4.09	3.55
October		7.00		6.34	3.86	3.52
November		7.27		6.33	4.06	3.41
December		7.11		6.25	3.94	3.35
Monthly 2009:
January	Ps.	8.35	Ps.	6.20	$4.26	$3.03
February		7.50		5.80	3.43	2.74
March		6.19		4.20	2.90	1.86
April		6.50		4.55	3.06	2.13
May		6.90		4.51	3.50	1.70
June		6.53		5.06	3.45	2.61
July		5.80		4.95	3.04	2.52
August		7.28		4.99	3.87	2.65
September		7.50		6.10	3.99	3.07
October		7.60		6.00	4.04	3.14
November		8.70		6.04	4.67	3.20
December		12.40		8.45	6.49	4.02
2008:
January	Ps.	19.94	Ps.	16.50	$12.90	$9.89
February		20.39		18.53	13.25	11.76
March		19.28		17.29	12.52	11.02
April		19.20		16.38	12.53	9.44
May		21.80		16.10	14.66	10.61
June		23.70		17.51	16.03	11.79
July		18.91		14.10	12.75	9.73
August		14.54		11.05	10.02	7.60
September		14.39		11.00	9.56	7.01
October		12.86		5.80	8.00	2.52
November		8.90		5.29	5.03	2.16
December		9.00		7.16	4.66	3.55
2007:
October (beginning October 19, 2007)	Ps.	31.00	Ps.	26.60	$19.98	$17.01
November		27.70		22.67	18.80	14.35
December		26.32		19.00	17.83	12.17

90 of 140

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

Maxcom’s corporate purposes are found under Article Two of its bylaws. The duration of Maxcom’s existence under our bylaws is indefinite.

The following table sets forth our capital structure as of December 31, 2009:

Class of Shares	Number of Shares	% of Total Capital Structure
Series A common stock	789,818,829	100%
Total	789,818,829	100%

91 of 140

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

92 of 140

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

General Ordinary Shareholders’ Meetings. General ordinary shareholders’ meetings are those called to discuss any issues not reserved for extraordinary meetings. We are required to hold a general ordinary shareholders’ meeting at least once a year, during the first four months following the end of our fiscal year, to:

•	approve the financial statements for the preceding fiscal year;

•	elect directors;

•	discuss and approve the audit and corporate practices committees, the board of directors’ and the chief executive officer’s annual report;

•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and

•	determine the maximum amount of resources allocated to share repurchases.

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

93 of 140

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

94 of 140

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

•	Holders of at least 10% of our outstanding share capital, whether directly or through CPOs or ADSs, are able to:

o	request a call for a shareholders’ meeting;

o	request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

o
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

95 of 140

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

96 of 140

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

97 of 140

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

98 of 140

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

99 of 140

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

100 of 140

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

101 of 140

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

102 of 140

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

Termination of the CPO Trust

The CPO trust agreement and the CPOs issued by the CPO trustee thereunder will expire 50 years after the date of execution of the CPO trust agreement, which is the maximum term permitted by Mexican law. At that time, the CPO trustee, pursuant to the instruction of the CPO trust’s Technical Committee, will:

•	distribute the shares of Series A common stock underlying CPOs held by Mexican holders of on a pro rata basis; and

•	with respect to shares of Series A common stock underlying CPOs held by non-Mexicans, the CPO trustee will:

o	sell or distribute the applicable shares Series A common stock in the CPO trust, and then distribute the proceeds to CPO holders on a pro rata basis;

o	extend the period for the CPO trust agreement; or

o
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

103 of 140

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

104 of 140

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

105 of 140

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

106 of 140

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

107 of 140

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

108 of 140

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2010.

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
As of December 31, 2010, we had not accumulated distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.

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

109 of 140

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

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of Maxcom continues to decline. In return, Maxcom agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

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

110 of 140

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

The following is a general discussion of certain material United States federal income tax considerations to holders of our CPOs and ADSs and our senior notes due 2014. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior notes, CPOs or ADSs as part of a “straddle,” a “hedge,” a “conversion transaction,” or an “integrated transaction,” persons to whom the “constructive sale” or “constructive ownership” rules apply, persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, CPOs or ADSs constituting 10% or more of our voting power, United States persons who hold senior notes, CPOs or ADSs through banks, financial institutions or other entities, or branches thereof, located, organized or resident outside the United States, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own CPOs, ADSs or senior notes exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS will agree with the views expressed in this discussion or that a court will not sustain any challenge by the IRS in the event of litigation.

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

111 of 140

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

112 of 140

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

113 of 140

As discussed above, the rules governing foreign tax credits are very complex. In addition, the Obama administration recently proposed several significant changes to the foreign tax credit rules, which if enacted could change the consequences discussed above. You should consult your tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.

New Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on interest and capital gains, for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation may require certain U.S. Holders who are individuals to report information relating to the holding of senior notes, subject to certain exceptions (including an exception for senior notes held in a custodial account maintained with a U.S. financial institution). U.S. Holders should consult their own tax advisers regarding the effect, if any, of new U.S. federal income tax legislation.

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

114 of 140

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

Dividends received by individuals or other non-corporate taxpayers from U.S. and certain foreign corporations for years 2003 through 2012 are subject to U.S. federal income tax at the long-term capital gains rate (whereas under current law, such dividends received for years after 2012 are subject to U.S. federal income tax at ordinary income rates). Recipients of dividends from foreign corporations will benefit from these reduced rates if the dividends are received from certain “qualified foreign corporations.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S. The ADSs should be considered to be readily tradable on an established securities market in the U.S. so long as they remain listed on the New York Stock Exchange. However, while not completely clear from doubt, we believe that the CPOs will not be treated as readily tradable on an established securities market in the U.S. Nevertheless, the Secretary of the Treasury has indicated that the U.S.- Mexico Tax Treaty would qualify under the qualified dividend rules, and we expect the Company will qualify for the benefits of such treaty. You should consult your tax advisors concerning the availability of the lower rate for dividends paid with respect to the CPOs and ADSs.

In addition, the Obama administration has proposed several significant changes to the foreign tax credit rules and also proposed to extend the period for which certain dividends are subject to U.S. federal income tax at the long-term capital gains rate, which if enacted could change the consequences discussed above. You should consult your tax advisors concerning the taxation of dividends and concerning the availability of foreign tax credits with respect to any Mexican tax imposed with respect to distributions of cash or property with respect to the CPOs or ADSs.

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

115 of 140

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

116 of 140

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

New Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on dividends and capital gains, for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation may require certain U.S. Holders who are individuals to report information relating to the holding of CPOs and ADSs, subject to certain exceptions (including an exception for CPOs and ADSs held in a custodial account maintained with a U.S. financial institution). U.S. Holders should consult their own tax advisers regarding the effect, if any, of new U.S. federal income tax legislation.

117 of 140

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

118 of 140

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

United States of America/Mexico and Other Tax Treaties

Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related Protocol thereto, and a second Protocol effective July 22, 2003, which we refer to collectively as the Tax Treaty, that may affect the taxation of certain Foreign Holders that are United States of America holders of the senior notes, CPOs or ADSs, are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 41 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 39 countries, including Canada, Italy, The Netherlands and Japan, among others.

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

119 of 140

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

120 of 140

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

121 of 140

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

At December 31, 2010, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.6.8 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

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

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2010, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.6.8 million over a one-year period.

122 of 140

To the extent capital expenditures are financed with operating cash flows, we are also exposed to foreign currency fluctuations. Substantially all of our capital expenditures are denominated in U.S. dollars. In addition, our operating lease for our headquarters building is denominated in U.S. dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

3 Fees and Expenses

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing or Withdrawing CPOs or ADR Holders Must Pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares, CPOs or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if seeurities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$.02 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Expenses of the depositary	•	Cable, telex and facsimile transmission (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or CPO underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing deposited securities	•	As necessary

123 of 140

4       The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and information is accumulated and communicated to management including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

124 of 140

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management has concluded that the Company’s internal control over financial reporting as of December 31, 2010 was effective.

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

125 of 140

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Maxcom Telecomunicaciones, S. A. B. de C. V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Maxcom Telecomunicaciones, S. A. B. de C. V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with Auditing Standards Generally Accepted in Mexico, the consolidated balance sheets of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008, and our report dated June 23, 2011, expressed an unqualified opinion on those consolidated financial statements.

KPMG Cardenas Dosal, S. C.

/s/ Manuel Jimenez Lara
Mexico City, Mexico
June 23, 2011

126 of 140

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jorge García Segovia is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. García is a shareholder and independent director of the board. Mr. García is also “independent” in accordance with the NYSE listing standards and applicable SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by KPMG Cárdenas Dosal, S.C. for each of the fiscal years ended December 31, 2010 and 2009:

	Year Ended December 31
	2010		2009
	(In millions)
Audit Fees(1)	Ps.	6.6	Ps.	5.7
All Other Fees (2)	Ps.	0.0	Ps.	0.0
Total	Ps.	6.6	Ps.	5.7

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

127 of 140

During the fiscal year ended December 31, 2010 we purchased a total amount 96,200 CPOs in the BMV, through the Company´s stock repurchase program. The detail of the purchases is as follows:

		Total number of	Average price paid		Total number of CPOs purchased for the repurchase	Approximate value of CPOs that may yet be purchased under the
Period	Dates	CPOs purchased	per CPO (1)		program	repurchase program (2)
2008:
January	—	—		—	—		—
February	—	—		—	—		—
March	—	—		—	—	Ps.	36.2
April	From April 15 to April 29, 2008	1,841,900	Ps.	17.7094	1,841,900	Ps.	29.2
May	From May 5 to May 30, 2008	2,198,800	Ps.	18.3854	2,198,800	Ps.	24.5
June	From June 3 to June 30, 2008	702,800	Ps.	19.4713	702,800	Ps.	22.2
July	From July 2 to July 31, 2008	387,100	Ps.	16.8034	387,100	Ps.	18.1
August	From August 1 to August 28, 2008	580,800	Ps.	12.9328	580,800	Ps.	11.1
September	From September 9 to September 29, 2008	272,800	Ps.	12.4724	272,800	Ps.	10.9
October	From October 1 to October 27, 2008	388,800	Ps.	9.8259	388,800	Ps.	9.1
November	From November 4 to November 21, 2008	89,900	Ps.	7.0312	89,900	Ps.	8.5
December	From December 1 to December 31, 2008	147,100	Ps.	7.8380	147,100	Ps.	8.5
2009:
January	From January 7 to January 29, 2009	196,200	Ps.	7.0726	196,200	Ps.	7.8
February	—	—		—	—		—
March	—	—		—	—		—
April	—	—		—	—		—
May	—	—		—	—		—
June	—	—		—	—		—
July	From July 30 to July 31, 2009	160,100	Ps.	5.1756	160,100	Ps.	7.9
August	From August 4 to August 26, 2009	547,100	Ps.	5.7586	547,100	Ps.	7.6
September	From September 9 to September 30, 2009	352,300	Ps.	6.9345	352,300	Ps.	7.6
October	From October 1 to October 26, 2009	309,300	Ps.	6.9268	309,300	Ps.	7.7
November	From November 3 to November 11, 2009	30,000	Ps.	6.3680	30,000	Ps.	8.1
December	From December 1 to December 31, 2009	250,500	Ps.	9.5015	250,500	Ps.	7.0
2010:
January	From January 11 to January 14, 2010	96,200	Ps.	11.0100	96,200	Ps.	7.7
February	—	—		—	—		—
March	—	—		—	—		—
April	—	—		—	—		—
May	—	—		—	—		—
June	—	—		—	—		—
July	—	—		—	—		—
August	—	—		—	—		—
September	—	—		—	—		—
October	—	—		—	—		—
November	—	—		—	—		—
December	—	—		—	—		—
2011:
January	—	—		—	—		—

(1)	Average price paid is presented in nominal pesos.

128 of 140

(2)	Approximate value of CPOs that may yet be purchased under the repurchase program is presented in millions of nominal pesos.

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

129 of 140

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

130 of 140

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

131 of 140

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V.
AND SUBSIDIARIES

Consolidated Financial Statements

December 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with Auditing Standards Generally Accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with Mexican Financial Reporting Standards.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Maxcom Telecomunicaciones, S. A. B. de C. V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cardenas Dosal, S. C.

/s/ Manuel Jimenez Lara
Mexico City, Mexico
June 23, 2011

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(Thousands of Mexican Pesos — Note 5)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$375,224	987,343
Derivative financial instruments (Note 13)	3	35,121
Accounts receivable:
Customers, net of allowance for doubtful accounts of $316,018 and $232,905 for 2010 and 2009, respectively	714,661	696,557
Value added tax recoverable	206,744	210,819
Other accounts receivable	67,719	87,079
	989,124	994,455
Inventory — Net	25,678	16,374
Prepaid expenses — Net	31,647	30,149
Total current assets	1,421,676	2,063,442
Long lived assets:
Telephone network systems and equipment — Net (Note 7)	4,391,993	4,941,770
Intangible assets — Net (Note 8)	213,212	199,224
Frequency rights — Net (Note 9)	47,282	59,674
Other assets:
Deferred income taxes — Net (Note 19)	—	230,324
Prepaid expenses — Net	6,881	10,524
Guaranty deposits	7,526	7,269
Derivative financial instruments (Note 13)	—	3,198
Other assets	2,151	2,151
Total assets	$6,090,721	7,517,576
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$346,204	485,687
Accruals	33,724	45,526
Current installments of obligations under capital leases	1,693	—
Customer deposits	2,158	2,214
Other taxes payable	94,403	69,660
Accrued interest (Note 11)	12,705	13,426
Total current liabilities	490,887	616,513
Long-term liabilities :
Derivative financial instruments (note 13)	5,137	—
Senior notes (Note 11)	2,471,420	2,611,740
Installments of obligations under capital leases	4,920	—
Other accounts payable	91,782	97,887
Labor obligations upon retirement (Note 14)	27,294	31,463
Deferred income taxes – net (note 19)	8,755	—
Total long-term liabilities	2,609,308	2,741,090
Total liabilities	3,100,195	3,357,603
Shareholders’ equity (Notes 15 and 16) :
Capital stock	5,410,244	5,410,244
Additional paid-in capital	813,135	808,566
Deficit	(3,231,791)	(2,046,912)
Repurchase of shares	(1,062)	(11,925)
Total shareholders’ equity	2,990,526	4,159,973
Commitments and contingencies (Note 20)
Total liabilities and shareholders’ equity	$6,090,721	7,517,576

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

(Thousands of Mexican Pesos, except share data — Note 5)

	2010	2009	2008
Net revenues (Note 17)	$2,577,392	2,562,570	2,683,229
Operating costs and expenses (Note 10):
Network operating costs	(1,121,541)	(1,131,353)	(1,120,167)
Selling, general and administrative expenses	(791,142)	(798,986)	(819,642)
Depreciation and amortization	(701,975)	(639,398)	(551,889)
Total operating costs and expenses	(2,614,658)	(2,569,737)	(2,491,698)
Operating (loss) income	(37,266)	(7,167)	191,531
Other expenses:
Other expenses	(64,353)	(50,559)	(12,616)
Restructuring charges (Notes 5(n) and 14)	(66,721)	(7,282)	(49,491)
Impairment of long-lived assets (Note 5i)	(528,672)	—	(532,315)
Employees’ statutory profit sharing (Note 5m)	(1,334)	(3,292)	(1,173)
Other expenses, net	(661,080)	(61,133)	(595,595)
Comprehensive financing cost — Net (Note 18)	(233,472)	(296,795)	(267,393)
(Loss) income before income taxes	(931,818)	(365,095)	(671,457)
Income taxes (Note 19):
Current tax expense	(13,982)	(7,934)	(12,162)
Deferred tax benefit (expense)	(239,079)	69,471	245,856
Total income tax benefit (expense)	(253,061)	61,537	233,694
Net (loss) income for the year	$(1,184,879)	(303,558)	(437,763)
(Loss) earnings per share (Note 5t):
Basic loss (earnings) per common share (pesos)	$(1.50)	(0.38)	(0.55)
Diluted earnings per common share (pesos)	$—	—	—
Weighted average basic shares (thousands)	789,819	789,819	789,819
Weighted average diluted shares (thousands)	833,588	833,543	829,337

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2010, 2009 and 2008

(Thousands of Mexican Pesos — Note 5)

	Capital Stock	Additional paid-in capital	Retained earnings (deficit)	Repurchase of shares	Total stockholders’ equity
Balances as of December 31, 2007	$5,410,251	888,056	(1,267,468)	—	5,030,839
Decrease in capital stock (Note 15)	(7)	—	—	—	(7)
Stock option plan (Notes 15 and 16)	—	(71,613)	—	—	(71,613)
Repurchase of shares (Note 15)	—	—	—	(20,287)	(20,287)
Comprehensive net loss (Note 15)	—	—	(437,763)	—	(437,763)
Balances as of December 31, 2008	5,410,244	816,443	(1,705,231)	(20,287)	4,501,169
Stock option plan (Notes 15 and 16)	—	(7,877)	—	—	(7,877)
Repurchase of shares (Note 15)	—	—	—	8,362	8,362
Comprehensive net loss (Note 15)	—	—	(341,681)	—	(341,681)
Balances as of December 31, 2009	5,410,244	808,566	(2,046,912)	(11,925)	4,159,973
Stock option plan (Notes 15 and 16)	—	4,569	—	—	4,569
Repurchase of shares (Note 15)	—	—	—	10,863	10,863
Comprehensive net loss	—	—	(1,184,879)	—	(1,184,879)
Balances as of December 31, 2010	$5,410,244	813,135	(3,231,791)	(1,062)	2,990,526

The accompanying 21 notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2010, 2009 and 2008

(Thousands of Mexican Pesos — Note 5)

	2010	2009	2008
Cash flows from operating activities:
Loss before taxes	$(931,818)	(365,095)	(671,457)
Items related to investing activities:
Depreciation and amortization	701,975	639,398	551,889
Impairment of long-lived assets	528,672	—	532,315
Loss on sale of telephone network systems and equipment	40,141	42,113	82,496
Profit on sale of subsidiary company	—	(6,126)	—
Items related to financing activities:
Financial instruments	43,453	58,479	(83,323)
Interest expense	290,765	280,649	217,210
Subtotal	673,188	649,418	629,130
Customer accounts receivable	(18,104)	19,646	(198,949)
Recoverable value added tax	4,075	(46,371)	34,135
Other accounts receivable	19,360	(3,055)	(22,974)
Inventory	(9,304)	24,502	(7,627)
Prepaid expenses	2,145	5,486	9,563
Trade accounts payable, provisions and other acumulated liabilities	(151,778)	16,380	1,238
Income taxes paid	(13,982)	(14,308)	(7,320)
Customer deposits	(56)	(304)	(283)
Other liabilities and taxes payable	17,362	31,901	(3,436)
Changes in employees benfits and provisions	(4,169)	9,837	12,694
Net cash provided by operating activities	518,737	693,132	446,171
Cash flows from investing activities:
Capital expenditures (including interest capitalized in the amount of $3,847, $18,104 and $62,029 in 2010, 2009 and 2008, respectively)	(715,994)	(931,623)	(1,631,001)
Proceeds from sale of telephone network systems and equipment	3,565	10,256	4,364
Proceeds from sale of subsidiary company	—	6,126	—
(Increase) decrease in guarantee deposits and other non-current assets. net	(257)	5,252	12,704
Net cash used in investing activities	(712,686)	(909,989)	(1,613,933)
Cash to be obtained from financing activities	(193,949)	(216,857)	—
Cash flows from financing activities:
Bonds payable	(140,320)	(95,920)	534,420
Decrease in capital stock	—	—	(7)
Stock option plan	4,569	(7,877)	(71,613)
Interest paid	(292,006)	(281,142)	(214,462)
Capital lease, payment of credits	—	(4,354)	(8,419)
Repurchase of shares	10,863	8,362	(20,287)
Other financing activities	(1,276)	(6,274)	—
Net cash (used in) provided by financing activities	(418,170)	(387,205)	219,632
Net decrease in cash and equivalents	(612,119)	(604,062)	(948,130)
Cash and cash equivalents:
At beginning of year	987,343	1,591,405	2,539,535
At end of year	$375,224	987,343	1,591,405

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

Interconnection agreements:

On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “local interconnection agreement”) with Teléfonos de México, S. A. B. de C. V. (“Telmex”), whereby the parties agree to render interconnection services to finish local traffic in the other party´s network.

Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long distance traffic towards Telmex’s local network and Telmex´s long distance traffic towards Maxcom´s local network.

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

NOTE 3 — RELEVANT CORPORATE EVENTS AND SUBSEQUENT EVENT:

a.     Sale of subsidiary:

During 2009, the Company sold two subsidiaries, which were created in the same year. The effect in the financial statements for this transaction was credit of $6,126 that was recorded as other income within the statement of operations and a debit in the income tax expense of $56,035.

b. Restructuring:

During 2010, 2009 and 2008 the Company has incurred restructuring charges of $66,721, $7,282 and $49,491, respectively.

c. COFETEL resolution

On June 14th 2011, our Company received from the COFETEL, the Mexican Federal Telecommunications Commission, the final outcome regarding  the dispute filed with the COFETEL on December 22nd, 2010 about the interconnection tariffs between our Company and the mobile operators: “Calling Party Pays” (CPP) and "Calling Party Pays National" (CPPN), based on the articles 42°, 43° and 44° of the Mexican Telecommunications Law issued by the Secretaría de Comunicaciones y Transportes (SCCT for its acronym in Spanish), The Mexican Ministry of Communications and Transportation.

COFETEL has resolved that the CPP and CPPN tariffs to be paid by Maxcom to the main mobile telecommunication carriers is Ps. 0.3912 per minute (without any rounding), for the period, January 1st 2011 to December the 31st 2011. During 2010 our Company paid Ps. 1.0 per minute for these interconnection tariffs. The COFETEL set these tariffs based on the principle of Long Term Incremental Total Cost (CITLP for its acronym in Spanish).

NOTE 4 — CONSOLIDATION BASIS:

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%	Line of business
Asesores Telcoop, S.A. de C.V. (i)	99.9	Business advisory services
Celmax Móvil, S.A. de C.V. (iii)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A.C. (iii)	99.9	Donee
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Telereunion, S. A. de C. V. (ii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i) These companies are in pre-operational stage.
(ii) These companies were formerly part of VAC Group (former ownerstatements of Telereunion Group), whichtogether and hereinafter referred to as “Grupo Telereunion”.
(iii) Companies established in 2010 and in pre-operational stage.

All the significant balances and transactions between Maxcom and its subsidiaries are eliminated in the consolidated financial statements.

The consolidated financial statements are presented in reporting currency mexican peso, which is equal to the reporting currency as their functional currency.

NOTE 5 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, and have been prepared in accordance with the Mexican Financial Reporting Standards (“MFRS” or “NIF”, for its acronym in Spanish) applicable at the balance sheet date.

On April 1, 2011, the attached consolidated financial statements under MFRS and the notes thereto were authorized by the following officers: Salvador Alvarez (Chief Executive Officer) and Miguel Cabredo Benites (Chief Financial Officer).

Such consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Maxcom (the "Board"), in a meeting, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

These consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes described above, as supplemented by the accompanying disclosures under accounting principles generally accepted in the United States ("US GAAP") presented in Note 21. On June 23, 2011, the final consolidated financial statements were authorized for issuance herein by: Salvador Alvarez (Chief Executive Officer) and Miguel Cabredo Benites (Chief Financial Officer), as updated to consider subsequent event, including those related to Note 3 (c), through such date.

For disclosure purposes in the Notes to the consolidated financial statements when referring to pesos or “$” it should be understood as thousands of Mexican Pesos, and when to referring to dollars or USD it should be understood as thousands of United States dollars, the legal currency in the United States of America.

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the carrying amount of telephone network systems and equipment, intangible assets, and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

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

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated
2010	144.639	4.40%	15.19%
2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%

b.	Cash and cash equivalents

Cash and cash equivalents include investments denominated in local currency and US dollars. Investments in national currency are usually daily liquidity investments and are made in government treasury bonds and/or repurchase agreements. The dollar investments are made with financial institutions in the United States of America, in investment funds of U.S. Treasury Bills. These funds provide daily liquidity and its main objective is preserving the value of the principal invested. During 2010, the Company held most of its investments with UBS International Inc. At any given time, cash and cash equivalents are valued at market value.

c.	Inventories

Inventory consists of materials used to install telephone lines and network build-out, as well as its sale cost, are originally registered at average cost. The values thus determined do not exceed their market value. The allowance for obsolescence and slow-moving was evaluated on a six months basis, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

d.	Telephone network systems and equipment

Telephone network systems and equipment are recorded at acquisition cost and until December 31, 2007 were restated by applying factors derived from the NCPI.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. The amounts capitalized during 2010, 2009 and 2008 were $75,487, $85,596 and $88,478, respectively. During 2010 and 2009, the Company proportionally increased its network and related facilities with internal resources rather than with external resources.

The Company capitalizes the comprehensive financing costs attributable to assets under construction. Capitalized comprehensive financing cost includes interest expense, gains from monetary position and foreign exchange losses, and are determined by reference to the Company’s average interest cost on borrowings. See Note 18.

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

During 2009 the Company performed a technical study on the remaining useful lives of the public telephony, fiber-optic networks and IPTV (Internet Protocol Television) equipment, based on the opinion of a specialist. See Note 7. As a result thereof, useful lives were increased from 17 to 23 years for public telephony equipment, from 17 to 24 years for fiber-optic networks equipment and from 10 to 23 years for IPTV equipment. The Company recalculated the amount of depreciation expense related to these assets for the year 2009, which amounted to $242,267. If depreciation would have been estimated based on the previous remaining useful lives, the depreciation expense for the year 2009 would have been of $299,536.

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations, in other expenses.

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

Debt issuance costs are amortized on a straight-line basis over the term of the related debt. As of December 31, 2010, 2009 and 2008, capitalized expenses for the debt issuance cost amount to $64,342. See Note 8.

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

All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized. Those expenses are amortized by the straight-line method over a 10-year period. The amortization period begins when the corresponding project begins operations.

On January 1, 2009, the Company canceled unamortized balances at December 31, 2008 of pre-operating expenses of $38,123, with an impact to the accumulated results (loss) established by the new NIF C-8 “Intangible Assets”, a net effect of deferred income taxes of $12,740.

For the year ended December 31, 2008, the Company recorded amortization expenses in the amounts of $22,123. Also as of December 31, 2008 the Company recorded an impairment of $4,915. Accumulated amortization was $334,767 as of December 31, 2008.

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

As of December 31, 2010 and 2008, the carrying amount of long-lived assets was higher than the expected discounted income at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2010 and 2008 amounted to $528,672 and $532,315, respectively. Said charge was proportionately distributed throughout the different asset classes. There were no impairments in 2009. See Notes 5(h), 7, 8, and 9.

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

As of December 31, 2010, 2009 and 2008, the Company recorded a provision of $1,334, $3,292 and $1,173 respectively for ESPS, which in accordance with NIF B-3 “Income Statement” was included under other income and expenses in the statement of operations.

n.	Employee benefits

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method considering projected salaries. At December 31, 2010 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 29.3 years.

Actuarial gain or loss is recognized directly in profit or loss as accrued.

In conformity with NIF D-3 “Employee benefits” restructuring costs are presented in other expenses in the statement of operations.

o.	Primary and derivative financial instruments

Primary Financial Instruments

All rights and obligations of primary financial instruments, are disclosed in the Balance Sheet and are classified as trading and available for sale.

The primary financial instruments are valuated to its fair market value, determined using quoted market prices. Changes in the primary financial instruments fair valued classified as trading (including accrued interests), and trading costs are recognized in the comprehensive financing cost within the results of operations. Changes in the primary financial instruments fair value classified as available for sale are recognized in other comprehensive income.

The financial liability arising from the debt issuance is recognized at its respective obligation value. Issuance costs of debt are amortized using the straight-line method over the life of the debt. The total capitalized cost for this item to December 31, 2010 and 2009 was $64,342, See Note 8.

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

Changes in the fair value of such assets or liabilities not qualified solely as hedging instruments according to NIF C-10 are registered in the comprehensive financing cost within the results of operations.

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

Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephony concessionaire is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during 2010, 2009 and 2008.

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

Also, for the mobile telephony revenues the Company recognizes through the suppletory application of the ASC 605 -25 “Revenue Recognition Multiple-Element Arrangements” that evaluates the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephony equipment and mobile services.

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

The Company’s main suppliers are Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S.A. de C.V. The cost percentage related to them for the years 2010, 2009 and 2008 were 68%, 69% and 72%, respectively.

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

MFRS requires that valuation of the cost of stock options granted to employees must be estimated by applying the fair value method. The cost of the plans granted options estimated under this method is amortized throughout the period granted, excluding the impact of any situation not related to market performance.

For the years ended December 31, 2010, 2009 and 2008, the Company recognized stock option plan costs of $4,253, $1,669 and $5,114, respectively.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2010 were no options exercised, while in 2009 and 2008 options were exercised in the amount of $799 and $70,672, respectively.

The fair value of options is estimated by an independent expert on the date they are granted, applying the binomial valuation model, by the Black & Scholes method, considering the following weighted-averages for stock options granted during the years ended December 31, 2010, 2009 and 2008, based on the following:

	2010		2009	2008

Volatility of expected price per share	93.90	%*	85.20%	30.00%
Risk-free interest rate	0.13%		0.20%	3.07%
Expected life of options	1.50		2.00	4.00

* During 2010, 2009 and 2008, the Company used and historic behavior of the price per share from October 2007 to December 2010 to determine  fair value of the stocks granted.

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

The abovementioned segments are grouped within the telecommunications business sector, thus the majority of the infrastructure has a common use by both, the business segments and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more business segments.

In Note 17 the revenues are shown by segments that the senior Management uses to analyze, manage and control the business and the operating income. Additionally, the information is displayed by geographic area, in compliance with the applicable MFRS and a specific disclosure is required by the SCT which is described in the Company´s concession right agreement.

t.	(Loss) earnings per share

Net basic (loss) earnings per common share is calculated dividing the net (loss) income for the year by the weighted-average outstanding shares.

Diluted (loss) earnings per share are calculated by dividing the net (loss) income for the year by the weighted-average outstanding shares, plus stock options issued. The diluted earnings per common share is not calculated nor disclosed, when the income from continuing operations is a loss.

u.	New accounting standards

The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following FRS, effective for years beginning on and after January 1, 2010 or 2011, with the respective prospective or retrospective application being specified in each case.

MFRS B-5 “Financial Information by Segments” - MFRS B-5 is effective as of January 1, 2011. Changes as compared to superseded Bulletin B-5 “SegmentFinancial Information” include the following:

(i.)
The information to be disclosed by operating segment is the information regularly used by senior management and does not require the segmentation into primary and secondary information, nor it to be referred to segments identified based on products or services (economic segments), geographical areas, and homogeneous customer groups. Additionally, disclosure of information on its products or services, geographical areas and principal customers and suppliers is required.

(ii.)	MFRS B-5 does not require that the entity’s business areas be subject to different risks to qualify as operating segments.

(iii.)	MFRS B-5 allows business areas in pre-operating stage may be catalogued as operating segments.

(iv.)
MFRS B-5 requires disclosure by segment and separately, revenue and interest expense as well as all other components of comprehensive financial results (CFR). In specific cases, the MFRS B-5 permits disclosure of net interest income.

(v.)	MFRS B-5 requires disclosure of the liability amounts included in the usual operating segment information normally used by senior management for making the entity’s operating decisions.

Management estimates that the effects of adoption of this new MFRS will not be material.

MFRS B-9 “Interim Financial Reporting” – MFRS B-9 is effective beginning January 1, 2011 with retrospective application.  The principal changes as compared to superseded Bulletin B-9 – “Interim financial reporting” include the following:

(i.)
MFRS B-9 requires that the interim financial information, in addition to the balance sheet and income statement, include a comparative and condensed statement of stockholders’ equity and statement of cash flows, and, for not-for-profit entities, the presentation of the statement of activities is expressly required.

(ii.)
MFRS B-9 establishes that the financial information reported at the end of an interim period should be presented comparatively with the equivalent interim period of the immediately preceding year and, in the case of the balance sheet, compared also to such financial statement at the immediately preceding year-end date.

(iii.)	New terminology is included and defined.

Management estimates that the initial effects of this new MFRS will not be material.

MFRS C-4 “Inventories” - MFRS C-4 is effective as of January 1, 2011 with retrospective application, supersedes Bulletin C-4 and establishes new valuation, presentation and disclosure rules for initial and subsequent recognition of inventories on the balance sheet.  The principal changes are as follows:

(i)	MFRS C-4 eliminates: a) direct costing as a valuation system and, b) the inventory cost assignment formula (formerly method) referred to as Last In – First Out (LIFO).

(ii)	Inventory cost can only be modified solely to “Lower of cost or market value, except that the net realizable value is not to exceed market value.”

(iii)	Rules for valuation of inventories of providers of services are established.

(iv)
For inventories acquired on an installment payment basis, the difference between the purchase price under normal credit conditions and the amount paid must be recognized as financial cost during the financing period.

(v)
Format under certain circumstances, estimates of impairment losses on inventories recognized in a prior period may be deducted or charged off against results of operations for the period in which such modifications occur.

(vi)	Items whose benefits and risks have already been transferred to the entity must be recognized as inventories; therefore, prepayments are not part of inventory.

Management estimates that the effects of adoption of this new FRS will not be material.

MFRS C-5 “Prepaid expenses” - MFRS C-5 is effective as of January 1, 2011 with retrospective effect, supersedes the former Bulletin C-5, and includes mainly the following changes:

(i)
Advances for purchase of inventories (current assets) or property, plant and equipment and intangible assets (non-current assets), among others, must be reported under prepayments provided the benefits and risks inherent in the assets to be acquired or the services to be received have not yet been transferred to the entity.  Furthermore, prepaid expenses must be reported based on the nature of the item to be acquired, either under current assets or non-current assets.

(ii)
When an impairment loss on the value of prepayments occurs, the unrecoverable amount must be reported in the income statement. Additionally, if the necessary conditions exist, the impairment effect may be reversed and recorded on the income statement for the related future period.

(iii)
Among other things, the following must be disclosed in notes to financial statements: breakdown of prepayments, accounting policies for recognition and impairment losses, as well as relevant reversal of impairments.

Management estimates that the effects of adoption of this new FRS will not be material.

MFRS C-6 “Property, plant and equipment” - MFRS C-6 is effective beginning January 1, 2011, except for changes from segregation into its component parts of items of property, plant and equipment that have a distinctly different useful life will be effective for those fiscal years beginning on or after January 1, 2012. The accounting changes resulting from the initial application of this FRS must be prospectively recognized.  The principal changes with respect to the superseded Bulletin include the following:

(i)	Property, plant and equipment to develop or maintain biological and extraction industry assets are within the scope of this FRS.

(ii)	The treatment for asset exchanges based on the economic substance is included.

(iii)	The bases for determination of the residual value of a component are added.

(iv)	The requirement to assign an appraised value to property, plant and equipment acquired at no cost or at an inadequate cost is eliminated.

(v)	Depreciation for components representative of a property, plant and equipment item is mandatory, independently of the depreciation of the rest of the item as if it were a single component.

(vi)	Depreciation of idle components must continue, unless depreciation is determined based on the activity.

Management is evaluating the impact that this new MFRS will have on the financial statements.

MFRS C-18 “Property, plant and equipment retirement obligations” - MFRS C-18 is effective beginning January 1, 2011, and primarily provides for the following:

(i)	Requirements that must be considered for valuation of a (Fixed Asset) component retirement obligation.

(ii)	Requirement to recognize retirement obligations as a provision that increases the acquisition cost of a component.

(iii)
How changes in the valuation of retirement obligations (provisions) resulting from revisions to the cash flows, the periodicity for settlement and the suitable discount rate to be used must be recognized for accounting purposes.

(iv)	Use of a suitable discount rate on estimated future cash flows, incorporating the cost of money and the entity’s credit risk.

(v)	Use of the expected present value technique to determine the best estimate for retirement obligations.

(vi)	Disclosures that are to be made in case an entity has component retirement obligation.

Management estimates that the initial effects of this new MFRS will not be material.

2011 FRS revisions

In December 2010 the Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) issued the document entitled "Improvements to FRS 2011", which contains specific amendments to some MFRS. The changes that generate accounting changes are:

Bulletin C-3 "Accounts Receivable" - Recognition of interest income on accounts receivable when accrued is established, provided the relevant amount is reliably valued and likely to be recovered.  Furthermore, it is provided that interest income on accounts receivable unlikely to be recovered must not be recognized.   These revisions are effective beginning January 1, 2011 and are retrospectively applicable.

These improvements are effective as of January 1, 2011 and its application is prospective.

MFRS C-10 “Derivative financial instruments and hedging activities” - MFRS C-10 is effective beginning January 1, 2011 with retrospective effect and includes mainly the following changes:

(i)	Certain effects of hedge effectiveness may be excluded.

(ii)	An intra-group transaction may be recognized as hedging only when the functional currencies of the related parties are different from each other.

(iii)	Reporting of the effect of the hedged interest rate risk is required, when a portfolio portion is the hedged position.

(iv)	Account margins must be reported separately.

(v)
In a hedge relationship, a proportion of the total amount of the hedging instrument may be designated as the hedging instrument. The impossibility of designating a hedge relationship for a portion of the term of the hedging instrument is specified.

Bulletin D-5 "Leases"- Sets the discount rate used in capital lease, disclosures relating to such leases are added and amending the time they must recognize the gain or loss on the sale and lease back route. Application is on a prospective basis, except for the changes in disclosures, which must be retrospectively recognized and are effective beginning January 1, 2011.

Management estimates that improvements to the FRS 2011 will not be material.

NOTE 6 - ACCOUNTING CHANGES AND RECLASSIFICATIONS:

The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following MFRS, effective for years beginning on and after January 1, 2010, with the respective prospective or retrospective application being specified in each case.

MFRS C-1 “Cash and cash equivalents” - MFRS C-1 supersedes Bulletin C-1 “Cash”- and is effective beginning January 1, 2010.  The principal changes with respect to the superseded Bulletin include the following:

•           FRS C-1 requires the presentation of restricted cash and cash equivalents in caption “Cash and cash equivalents” on the balance sheet.

•           The term “demand temporary investment” is replaced by “available on-demand investments”.

•           To be identified as available on-demand investment, the investments should be highly liquid (original maturities of three months or less).

•           FRS C-1 includes the definition of the terms: acquisition cost, cash equivalents, restricted cash and cash equivalents; available demand investments, net realizable value, nominal value and fair value.

Management determined that the accounting change will not be material.

NOTE 7 - TELEPHONE NETWORK SYSTEMS AND EQUIPMENT - NET:

As of December 31, telephone network systems and equipment consist of:

	2010	2009	Estimated useful life (years)
Telecommunications network and equipment	$4,228,286	3,808,104	Between 23 and 24
Public telephony equipment	713,911	701,665	8
Leasehold improvements	1,299,228	1,313,573	Between 2 and 20*
Radio equipment	412,084	409,836	30
Line installation cost	774,408	636,620	20
Electronic equipment	259,832	266,047	25
Capitalized expenses due to construction of networks	586,720	511,232	30
Capitalized comprehensive financing cost	263,090	259,243	10
Computer equipment	261,698	246,709	5
Transportation equipment	64,935	65,581	4
Office furniture	49,135	47,397	10
Other	40,850	36,846	10
Engineering equipment	21,266	21,046	10

Subtotal	8,975,443	8,323,899

Accumulated depreciation and amortization	(3,619,965)	(3,023,371)
Impairment charge (See notes 5i, 8 and 9)	(1,001,493)	(500,684)

Subtotal	4,353,985	4,799,844

Construction in progress	38,008	141,926
	$4,391,993	4,941,770
As of December 31, 2010 the estimated cost remaining to conclude the construction in progress is $59,628 and management expects to conclude them before December 31, 2011.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded depreciation and amortization expenses of $633,224, $576,483 and $480,807, respectively.

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

The Company entered into financial lease agreements with Autoarrendadora Integral, S.A. de C.V. in pesos, for transportation equipment.

The gross amount of fixed assets acquired under leases that are capitalized as of December 31 are comprised as follows:

	2010	2009
Transportation equipment	$4,959	6,327
Accumulated depreciation	$(367)	(4,918)

Total	$4,592	1,409

NOTE 8 - INTANGIBLE ASSETS:

As of December 31, intangible assets are comprised as follows:

	2010	2009	Useful life (years)
Infrastructure rights	$180,040	180,040	30 and 15
Debt issuance costs	64,342	64,342	8
Software licenses	411,297	313,087	3.3

Subtotal	655,679	557,469

Accumulated amortization	(399,687)	(337,978)
Cumulative impairment charges for intangible assets (See Note 5i)	(42,780)	(20,267)

Total	$213,212	199,224

For the years ended December 31, 2010, 2009 and 2008, the Company recorded amortization expense of $61,709, $55,873 and $41,194, respectively; including $47,291, $37,893 and $24,777 corresponding to software amortization, respectively.

NOTE 9 - FREQUENCY RIGHTS:

As of December 31, frequency rights are analyzed as follows:

	2010	2009
Frequency rights	$155,309	155,309
Less — Accumulated amortization	(96,228)	(89,186)
Impairment charges (See Note 5i)	(11,799)	(6,449)

Total	$47,282	59,674

For the years ended December 31, 2010, 2009 and 2008, the Company recorded amortization expenses of $7,042, $7,042 and $7,765, respectively.

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

For the years ended December 31 2010, 2009 and 2008, related party transactions are analyzed as follows:

	2010	2009	2008
Expenses paid to:
BBG Wireless (1)	$26,165	45,841	7,709
GS Comunicación (6)	3,930	3,326	1,063
Telecomunicaciones Móviles de México, S.A. de C.V. (2)	3,543	—	—
Vázquez Gabriel Agustín (8)	706	589	480
Vázquez Eduardo (8)	691	591	480
Automotriz Rio Sonora (3)	485	324	5,122
Bank of America, Co. (9)	386	422	315
Autokam Regiomontana, S. A. de C. V. (3)	111	3,262	844
Servicios corporativos VAC (11)	101	584	—
MG Radio (4)	95	86	101
Aguirre Adrián (10)	75	91	31
Inmobiliaria AutoKam, S. A. de C. V. (8)	67	100	101
Road Telco & Consulting, S. A. de C. V. (5)	49	319	1,975
Electromecánica de Guadalajara, S. A. de C. V. (2)	—	4,262	5,697
Inmobiliaria Radio Centro (8)	—	280	264
Sierra Madre Automotriz, S. A. de C. V. (3)	—	219	—
Ingeniería Avanzada en Construcción, S.A. de C.V. (7)	—	211	765
Solís Gilberto (6)	—	201	332

Total	$36,404	60,708	25,279

Revenues from telephony services collected from related parties	$523	772	966

(1)	Corresponds to cluster construction.
(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE). See Note 20.
(3)	Corresponds to costs related to the purchase of vehicles.
(4)	Corresponds to advertising services.
(5)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Road Telco & Consulting, S. A. de C. V. The transactions correspond to administrative services and sale of telephone lines.
(6)	Corresponds to payments regarding marketing consulting services.
(7)	Corresponds to the installation of public telephones.
(8)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.
(9)	Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).
(10)	Corresponds to expenses reimbursed.
(11)	Corresponds to representation expenses.

The accounts receivable and payable arising from operations with related parties as of December 31, 2010 and 2009 were the following:

	2010	2009
Accounts Receivable:

Difusión Panorámica, S. A. de C. V.	$15	16
Porcelanatto, S. A. de C. V.	11	12
Proa Mensaje y Comunicación, S. A. de C. V.	11	10
Guijarro de Pablo y Asociados, S.C.	6	12
Shareholder María Guadalupe Aguirre Gómez	1	2
Shareholder María Elena Aguirre Gómez	1	1
	$45	53

	2010	2009
Accounts Payable:

Telecomunicaciones Móviles de México, S.A. de C.V. (1)	$27,868	—
BBG Wireless	9,278	7,539
Autokam Regiomontana, S. A. de C. V.	107	1,272
GS Comunicación, S. A. de C. V.	142	343
MG Radio	5	—
Electromecánica de Guadalajara, S. A. de C. V. (1)	—	29,153
Nexus Partners	—	65
Servicios corporativos VAC	—	58
Inmobiliaria Autokam, S. A. de C. V.	—	19
	$37,400	38,449

Accounts payable and receivable from related parties are included within accounts receivable customers and trade accounts payable, respectively.

(1)	On January 5, 2010, Electromecanica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

NOTE 11 - BONDS PAYABLE:

As of December 31, 2010 and 2009, Bonds payable were comprised as follows:

	2010	2009
Long term:
Senior Notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,471,240	2,611,740

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

As of December 31, 2010 and 2009, accrued interest payable on these bonds amounted to $12,705 and $13,426, respectively.

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

The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2010 and 2009.

Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. Howerver, the Company assumed the obligation to pay interest free of any charge or tax burden, assuming the cost of the retention.

NOTE 12 - FOREIGN CURRENCY POSITION:

Figures in this note represent thousands of US dollars.

As of December 31, the Company’s foreign-currency position was as follows:

	2010	2009
Assets	35,597	74,852
Liabilities	(215,868)	(213,696)
Net (liabilities) assets in dollars	(180,271)	(138,844)
Exchange rate at end of the year ($1 to the 1.00 dollar)	$12.36	$13.06

As of December 31, 2010 and 2009 the Company had engaged in measures to mitigate its exposure to exchange rate risk, for further explanation of these measures see Note 13.

NOTE 13 - DERIVATIVE FINANCIAL INSTRUMENTS:

Explicit Derivatives

At December 31, 2010 and 2009 the Company had four and five interest rate swaps, respectively with Bank Morgan Stanley, without receiving or settling any amount for such transactions. For all the interest rate swaps as of December 31, 2010 and 2009, the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars. These derivative instruments were not designated as hedging instruments and therefore any change in the fair value on these derivatives is reported as a component of other comprehensive income. As of December 31, 2010 and 2009 the swaps totaled ($13,534) and $35,482, respectively, which was composed of the following derivatives:

Cross currency swaps:

			Effects in operations
Counter-party	Notional	Basic conditions	2010		2009

Bank Morgan	37,500	Interest Received: 11%	(8,737)		799
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(478,125) MXP	Interest Paid: TIIE 28 days + 4.570% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	23,311		(1,170)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(478,125) MXP	Interest Paid: 12.75% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	(15,350)		—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(474,375) MXP	Interest Paid: TIIE 28 days + 4.85% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	14,310		—
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014
	(474,375) MXP	Interest Paid: 12.91% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	—	*	(8,489)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(478,125) MXP	Interest Paid: 9.92% Periodicity: Semi-annual
		Maturity: December 15, 2010

Bank Morgan	37,500	Interest Received: 11%	—	*	(10,284)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(478,125) MXP	Interest Paid: TIIE 28 days + 4.010% Periodicity: Semi-annual
		Maturity: December 15, 2010

Merrill Lynch	75,000	Interest Received: 11%	—	**	(16,338)
Capital Markets AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010
	(808,200) MXP	Interest Paid: 11.505% Periodicity: Semi-annual
		Maturity: December 15, 2010

*	These two CCS outstanding at December 31, 2009, expired in 2010. The impact madeby these swaps recognized in the comprehensive cost of financing corresponded to a gain of $12,035.

**
Additionally, the Company had in effect at December 31, 2009 this swap with Merrill Lynch, which had expired in December 2010. On 4 March 2010, the Company decided to close this transaction, for which he received from Merrill Lynch a total of $12,128.

During March 2010 four new swaps were agreed with Morgan Stanley Bank AG. Two of them maturing in 2010 and the remaining two maturing in 2014 (the last two listed in the table above). The effect on the comprehensive cost of financing for the two swaps that were maturing in 2010 amounted to a profit of $12,754.

Derivative transactions are based on the credit lines extended to the company by each counterparty and, additionally, there is a cash guarantee of the Company to the counterparty which consists of the following: if the value of derivative transactions ("mark to market") is negative and exceeds certain limits that depend on the credit rating of the company, the company would have to guarantee with a collateral deposit over the authorized credit limit. At the end of both years there has been no need for collateral to counterparties related to derivative financial instruments.

Embedded Derivatives.

As of December 31, 2010 and 2009, the Company indentified some embedded derivatives for currency component hosted in lease agreements which were separated from their host contract. All of the derivatives were found to emulate exchange rate component embedded forwards on exchange rate MXN/USD at different maturities. These forwards could not be qualified by the Company as hedging instruments, therefore any change in the fair value on the embedded derivatives is reported as a component of other comprehensive income/cost in the statement of operations for the current period. As of December 31, 2010 and 2009, the embedded derivatives fair value totaled $8,400 and $2,837, respectively, which were generated by the following lease agreements:

Host Leasing Contract	Notional	Maturity	Effects in operations
			2010	2009

Grupo Promotor	161.1	December 2012	(7,505)	(2,410)
Jomer	USD

MATC Digital	0.6	October 2011	(0.5)	(10)
(San Marcos)	USD

Deutsche Bank	0.5	June 2011	(2)	—
México	USD

MATC Digital	0.3	June 2011	(1)	—
(Chiquihuite)	USD

BBG Wireless	2.0	August 2015	(109)	—
	USD

Enlace Digital	3.0	September 2014	(297)	(119)
Telecomunicaciones	USD

Hotelera Galerias	3.9	December 2013	(486)	(298)
	USD

Primary Financial Instruments

At December 31, 2010, the Company had investments in primary financial instruments as follows:

	Book Value	Fair Value	Interest Rate
Held to maturity

Corporate Debt	$—	388	—

For trading

Share Certificates	$—	97	—

Debt titles and share certificates as primary financial instruments of the Company with life at December 31, 2010 have the issuer Metrofinanciera. The custodian of these securities is IXE Casa de Bolsa. Due to the creditworthiness of the issuer, the Company decided to grant zero value accounting for these securities, and establish a reserve amount for these securities of 100% of the reported value, which is why the book value reflects a null value.

At December 31, 2009, the Company had investments in primary financial instruments as follows:

	Book Value	Fair Value	Interest Rate
For trading

Repurchase agreement (governmental)	$22,333	22,333	4.49%
Repurchase agreement (governmental)	72,500	72,500	4.55%
Institutional Fund Treasury Reserves	756	756	0.03%
AIM Fund Treasury PF Corporate	817,747	817,805	0.05%

	$913,336	913,394

NOTE 14 - LABOR OBLIGATIONS UPON RETIREMENT:

As of December 31, 2010 and 2009 the Company has direct benefits payable for absences (non-cumulative) amounting to $593 and $1,331, respectively.

As of December 31, 2010, 2009 and 2008 the Company incurred restructuring charges of $66,721, $7,282 and $49,491, which are comprised of $66,049, $5,941 and $45,679, of termination benefits and $672, $1,341 and $3,812 of legal and administrative expenses, respectively.

The Company has no retirement or post retirement benefit or pension plans for its employees, aside from the benefits described in the next sentence. Obligations and costs of seniority premiums and termination benefits that employees are entitled to receive are recognized based on actuarial studies prepared by an independent third party specialist.

	Benefits
	Termination		Retirement
	2010	2009	2010	2009
Net cost for the year:
Labor cost	$2,033	1,967	4,340	3,313
Financial cost	876	824	2,647	2,108
Actuarial (gain) loss, net	3,377	(2,160)	26	26
Prior service:
Amortization of transition liability	964	964	2,794	2,794
Reduction effect	(5,827)	—	(13,474)	—

Net cost for the year	$1,423	1,595	(3,667)	8,241

The present value of benefit obligations of the plans at December 31, 2010 and 2009 is as follows:

	Benefits
	Termination		Retirement
	2010	2009	2010	2009
Current benefit obligation (CBO)	$9,940	12,145	27,950	32,433
Unrecognized items:
Transition liability	(1,188)	(2,892)	(3,238)	(8,381)
Actuarial loss	—	—	(6,170)	(1,842)
Projected liability, net	$8,752	9,253	18,542	22,210

The following reconciles the beginning and final balance for the present values of the CBO as of December 31, 2010 and 2009:

	Benefits
	Termination		Retirement
	2010	2009	2010	2009
CBO at the beginning of the year	$12,145	11,514	32,433	25,836
Current labor cost	2,033	1,967	4,340	3,313
Financial cost	876	824	2,647	2,108
Yearly real payments charged to the allowance	(1,924)	—	—	—
Reductions to the reserve	(6,567)	—	(20,665)	—
Actuarial (loss) gain for the period	3,377	2,160	9,195	(1,176)
CBO at the end of the year	$9,940	12,145	27,950	32,433

The following chart presents the CBO amounts for the years of 2010, and 2009:

	2010	2009
Retirement/Seniority Premium:
CBO	$1,897	2,129
Total actuarial loss (gain)	1,362	(267)

	Benefits
	2010	2009
Discount rate reflecting the value of the current obligations	7.64%	8.16%
Compensation increase rate	5.05%	5.56%
Employee Remnant Average Labor Life (Applicable to benefits upon retirement)	29.3 years	33.4 years

NOTE 15 - STOCKHOLDERS’ EQUITY:

Capital stock structure –

Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.

On April 11, 2002, the Company obtained authorization from the Foreign Investment Bureau (“Dirección General de Inversión Extranjera”) to increase its ability to issue limited voting shares up to 95% of its total capital stock. This authorization was endorsed on September 28, 2007, at the company´s public offering.

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

On September 13, 2007, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the following resolutions were adopted:

1.
To make a public offering of Ordinary Participation Certificates (CPO) in Mexico, in the form of shares by offering these securities at the Bolsa Mexicana de Valores, S.A. B. de C.V. and other foreign markets in the form of American Depositary Shares (ADS) or other securities or instruments representing the CPOs or the Company´s shares, in accordance with applicable laws, including, without limitation, the US Securities Act of 1933, and upon registration of the corresponding securities with the SEC, so that the necessary funds may be raised in order to continue the development and growth of the Company and pay its debts. The CPOs are equivalent to three shares and the ADSs are equivalent to seven CPOs.

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

On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders approved an amount of up to $36,196 destined to the share repurchase program for 2008, without limitation on the amount of shares to be bought. In 2010 and 2009, the net effect of share repurchases was a loss of  $10,863 and $8,794 respectively, that is included within additional paid-in the capital. As of December 31, 2010 and 2009 the Company holds 288,600 and 5,206,500, respectively, treasury shares repurchased in the amount of $1,062 and $11,925, respectively.

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

As of December 31, 2010, 2009 and 2008 the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	2010	2009	2008
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002

Subtotal	789,818,829	789,818,829	789,818,829

Authorized shares not outstanding:
(treasury shares)

	2010	2009	2008

Series “A”	11,000,000	11,000,000	11,000,000

Total authorized shares	800,818,829	800,818,829	800,818,829

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

As of December 31 2010 and 2009, the Company’s capital stock was comprised as follows:

	2010	2009
Capital stock	$4,814,428	4,814,428
Restatement effect	595,816	595,816
Total capital stock	$5,410,244	5,410,244

Comprehensive loss –

The comprehensive loss reported on the statements of stockholders' equity (deficit) represents the results of the Company's total activities during the year, and includes the items mentioned below which, in accordance with Mexican FRS, are reported directly in stockholders' equity (deficit), except for net loss.

	2010	2009	2008
Net loss for the year	$(1,184,879)	(303,558)	(437,763)
MFRS C-8 recognition (Note 6)	—	(38,123)	—
Comprehensive loss	$(1,184,879)	(341,681)	(437,763)

Stockholders restrictions –

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock.  As of December 31, 2010, the statutory reserve has not reached the required amount.

No dividends may be paid while the Company has not received the related amounts as dividends from subsidiary companies.

NOTE 16 - STOCK BASED COMPENSATION:

Through June 30, 2006, the Company had the following stock option plans:

a.	Executive plan - under the aforesaid plan, there were 575,000 stock options available as a grant for officer’s performance for the years of 1998, 1999 and 2000.

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

Following is a summary of the changes in employees’ stock options plan for the years ended on December 31, 2010, 2009 and 2008 and the changes to the stock options plan for the acquisition of shares by entities other than employees (in thousands of shares):

	2010		2009		2008
	Options	Weighed Average Exercise Price USD	Options	Weighed Average Exercise Price USD	Options	Weighed Average Exercise Price USD
Outstanding at beginning of year	20,723	$0.31	17,916	$0.31	28,405	$0.37
Granted	1,267	0.31	2,807	0.31	552	0.01
Exercised	—	—	—	—	(11,041)	0.06
Cancelled	(688)	—	—	—	—	—
Outstanding at the end of the year	21,302	0.31	20,723	0.31	17,916	0.31
Options exercisable at the end of the year	18,668	0.31	16,459	0.31	14,176	0.31
Weighted average price of options granted during the year (denominated in U.S. dollars)		$0.31		$0.31		$0.01

In July 2006, the Company increased its capital stock by 16.34% of the Company’s outstanding shares, as described in Note 15. As a result of this transaction, the Company’s shareholders decided to simplify the Company’s shareholding structure, changing all preferred shares to common shares, after canceling preferential rights in the event of liquidation.

This change produced that the fair value of the Company’s shares increased from 0.01 to 0.31 dollars on common stock and from 0.28 to 0.31 dollars on its preferred stock.

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

The total remaining compensation cost at December 31, 2010 amounted to $892 will be recognized over the modified award’s three-year requisite service period. Accordingly, the Company’s compensation cost will be recognized ratably over the remaining three years. The cost related to these plans recognized for the years ended December 31, 2010, 2009 and 2008 totaled $4,253, $1,669 and $5,114, respectively. The compensation cost for “penny warrants” for directors and options for executives are recognized in shorter periods, because it relates to performance bonuses and their fair value fluctuates between 0.15 and 0.38 dollars each.

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

After amending the different stock option plans, the breakdown of the options granted and their vesting periods as of December 31, 2010 are described below:

	New employee stock option plan	Plan for the Chairman of the Board	Options for Board members and executives	Total
Granted	21,301,910	4,475,781	2,332,680	28,110,371
Expected forfeitures	(4,029,365)	—	—	(4,029,365)
Outstanding options authorized	9,910,584	—	3,900,775	13,811,359
Options vested during the year	—	—	—	—

	2010	2009
Authorized options	41,921,730	43,579,491
Options granted	28,110,371	27,433,532
Available options	13,811,359	16,145,959

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

b.
The minimum requirement for the incentives to be awarded is a value generation of 15% year versus year. The following formula is how value generation is calculated: Value Generation for the year = EBITDA * 8 (eight) - net indebtedness + shareholders’ dividends - shareholders’ increase to the capital stock.

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

As of December 31, 2010 and 2009 changes in additional paid in capital were as follows:

	2010	2009
Stock option plan cost	$4,253	1,669
Exercised options	—	(9,546)
	$4,253	(7,877)

NOTE 17 - FINANCIAL INFORMATION BY SEGMENTS AND BY GEOGRAPHICAL LOCATION:

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

Segment	2010	2009	2008
Residential	$1,039,973	928,686	1,055,639
Business	692,722	788,033	809,130
Public Telephony	378,340	460,687	428,733
Wholesale	452,925	372,184	359,518
Others	13,432	12,980	30,209
Total revenues	$2,577,392	2,562,570	2,683,229
Operating costs and expenses	(2,614,658)	(2,569,737)	(2,491,698)
Operating (loss) income	$(37,266)	(7,167)	191,531

Each of the above segments is comprised of homogeneous customers.

The information by geographical location (all within Mexico) including revenue, total assets, depreciation and additions of the telephone network, systems and equipment is as follows:

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2010:
Local	$1,467,785	596,455	100,535	2,164,775
Long distance	237,303	123,531	3,341	364,175
Rent of dedicated links	324	—	—	324
Sale of equipment to customers	3,951	302	10	4,263
Capacity leasing	43,855	—	—	43,855
Total revenue	$1,753,218	720,288	103,886	2,577,392
Total assets as of December, 2010	$4,515,985	1,202,604	372,132	6,090,721
Acquisition of telephone network systems and equipment during 2010*	$588,291	122,506	11,810	722,607

*Includes $6,613 of capital leases contracted in this year.

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2009:
Local	$1,448,810	634,220	75,532	2,158,562
Long distance	256,897	63,954	3,947	324,798
Rent of dedicated links	377	—	—	377
Sale of equipment to customers	2,219	1,437	—	3,656
Capacity leasing	75,177	—	—	75,177
Total revenue	$1,783,480	699,611	79,479	2,562,570
Total assets as of December, 2009	$5,966,289	1,152,262	399,025	7,517,576
Acquisition of telephone network systems and equipment during 2009	$597,558	178,155	155,910	931,623

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2008:
Local	$1,558,015	726,438	20,488	2,304,941
Long distance	236,706	74,374	9,014	320,094
Rent of dedicated links	402	—	—	402
Sale of equipment to customers	8,740	1,873	77	10,690
Capacity leasing	47,102	—	—	47,102
Total revenue	$1,850,965	802,685	29,579	2,683,229
Total assets as of December 31, 2008	$6,629,134	1,066,352	220,986	7,916,472
Acquisition of telephone network systems and equipment during 2008	$1,339,919	269,019	22,063	1,631,001

NOTE 18 - COMPREHENSIVE FINANCIAL RESULTS:

As of December 2010, 2009 and 2008 the comprehensive financial results are analyzed as follows:

	2010	2009	2008
Comprehensive financial results:
Interest expense and commissions (Note 11)	$(324,593)	(328,949)	(317,633)
Interest income	13,957	6,031	53,994
Exchange gain (loss) - Net	116,770	66,498	(261,787)
Effect of valuation of financial instruments	(43,453)	(58,479)	83,323
Gain on monetary position	—	—	—
	$(237,319)	(314,899)	(442,103)
Capitalized in telecommunications equipment and network (Note 7)	$3,847	18,104	174,710
Total recorded in results of operations	$(233,472)	(296,795)	(267,393)

NOTE 19 - INCOME TAX (IT), ASSET TAX (AT), FLAT RATE BUSINESS TAX (IETU) AND EMPLOYEES’ STAUTORY PROFIT SHARING (ESPS):

Under current tax law, companies will be required to pay the greater of ISR or IETU. If IETU is payable, the payment is considered final and not subject to recovery in subsequent years. The income tax law current tax reforms from 1 January 2010, the income tax rate for fiscal years 2010 through 2012 is 30%, for 2013 is 29% and 28%  for 2014 onwards. IETU rate is 17.5% for 2010 onwards.

As of December 31, 2010, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2010 and 2009 have been recorded reflecting the IT basis. As of December 31, 2010, some of the Company´s subsidiaries were subject to IETU payable,  therefore they recorded a deferred IETU for an amount of $8,755.

The result differs from book income tax due to differences in permanent and temporary character, which are shown below.

The following table shows the reconciliation between the effective tax rate and the statutory income tax rate:

	December 31,
	2010	2009
(Loss) profit before income tax expense	$(931,818)	(365,095)
Statutory income tax rate	30%	28%
Income tax benefit	(279,545)	(102,226)

ESPS expense	400	922

Increase (decrease) on income tax expense resulting from:
Inflationary effects	(14,092)	(39,194)
Non-deductible expenses	10,940	14,167
Change in valuation allowance	471,638	35,409
Change in rates	—	(30,045)
Other income non accumulative	826	—
Tax losses expired	31,259	—
Tax effect for sale of subsidiary	—	56,035
Others permanent items	8,898	3,395

Income tax expense (benefit)	230,324	(61,537)

Effective income tax rate	(25)%	17%
Effect of current and deferred IETU	22,737	—

Expense (benefit) for income taxes	$253,061	(61,537)

The activity of deferred taxes was as follows:

	2010	2009

Balance at beginning of year	$(230,324)	(148,114)
Debit (credit) to income	239,079	(69,471)
Cancellation of deferred tax liability in recognition of NIF C-8 “Intangible Assets” (Note 5h)	—	(12,739)
Balance at December 31	$8,755	(230,324)

As of December 31, 2010 and 2009, the effect of deferred income tax and ESPS on the significant temporary differences is analyzed as follows:

	2010		2009
	IT	ESPS	IT	ESPS
Deferred assets:
Allowance for doubtful accounts	$81,591	—	60,928	—
Provisions	63,319	3,286	66,359	4,011
Telephone network system and equipment, frequency rights, intangible assets	112,051	—	—	—
Tax credit carryforwards	39,272	—	39,272	—
Tax loss carryforwards	408,292	—	433,158	—
Total gross deferred assets	704,525	3,286	599,717	4,011

Less valuation allowance	691,995	2,753	220,357	3,915

Deferred assets, net	12,530	533	379,360	96

Deferred liabilities:
Prepaid expenses and advances to suppliers	10,009	533	15,126	96
Telephone network system and equipment, frequency rights, intangible assets and preoperating expenses – Net	—	—	133,059	—
Derivative financial instruments	2,521	—	851	—

Total gross deferred liabilities	12,530	533	149,036	96
Net deferred assets	$—	—	230,324	—

The valuation allowance of deferred tax assets at 1st. January, 2010, 2009 and 2008 was $220,357, $184,948 and $219,446 respectively. The net change in the valuation allowance for the years ended December 31, 2010, 2009 and 2008 was an increase of $471,638 and $35,409 and a reduction of $34,498, respectively, to evaluate the recovery of deferred tax assets, management considers the probability that some or all of them non recover. The ultimate realization of deferred tax assets depends on the generation of taxable income in the periods in which temporary differences are deductible. By carrying out this assessment, management considers the expected reversal of deferred liabilities, projected taxable profits and strategic planning.

As of December 31, 2010, the Company had accumulated tax loss carryforwards of $1,360,974, which will expire as follows:

Year of loss	Amount	Year of expiration
2002	$280,116	2012
2003	37,221	2013
2004	83,660	2014
2005	131,333	2015
2006	77,915	2016
2007	283,151	2017
2008	466,647	2018
2009	931	2019
	$1,360,974

As a result of these changes in the rate, in the year ended December 31, 2009 the Company recognized an increase in deferred assets, net, for $30,045.

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES:

As of December 31, 2010, the Company had the following commitments:

a.	Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $69,086, $73,125 and $73,380 in 2010, 2009 and 2008, respectively.

The schedule for estimated future minimum lease payments is as follows:

2011	$74,479
2012	49,271
2013	47,671
2014	49,148
2015 and thereafter	51,579
$272,148
b.	Lease agreement for the building currently housing the Company’s corporate offices.

On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $39,728, $36,737 and $31,163 for the years ended December 31, 2010, 2009 and 2008, respectively.

The schedule of estimated future minimum lease payments is as follows:

2011	$27,533
2012	2,150
2013	1,443
2014	1,115
2015 and thereafter	2,880
$35,121

c.	Geographic expansion commitment:

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

As of December 31, 2010, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2010, as per the commitments and obligations set forth in the concessions.

e.	Commitment pertaining to the sale of capacity:

In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephony carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years. As of December 31, 2010, deferred revenue amounted to $10.4 million.

In November 2007, the Company entered into a optical fiber capacity sale agreement with Grupo de Telecomunicaciones Mexicano in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided. This service started in October 2008. The termination date for this agreement is due in 5 years. As of December 31, 2010 and 2009, the balance pending to be incurred is $7.5 and 10.2 million, respectively.

In December 2008, the Company entered into a optical fiber capacity sale agreement with Megacable in the amount of $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2010 and 2009, the balance pending to be incurred is $21.1 and $23.7 million, respectively.

In September 2009, the Company entered into a opticalof fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2010 and 2009, the balance pending to be incurred is $5.5 and $6.1 million, respectively.

f.	Comisión Federal de Electricidad (CFE):

On June 23, 1999, the Telereunion entered in a lease infrastructure agreement with the CFE which due date will be within 30 years, in the amount approximate amount of $38.7 million.

After a lawsuit sentence, on January 9, 2007, Telereunion and CFE agreed that Telereunion should pay the approximate amount of $38.7 million that was originated from the 30 years lease infrastructure agreement that should have been paid in advance.

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

The account payable to Grupo VAC as of December 31, 2010 and 2009, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,276 and $1,504, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $26,374 and $27,650, respectively.

g.	Tax audit by the Secretaría de Hacienda y Crédito Público of Maxcom Telecomunications for the fiscal year 2005:

In January 2010, tax authorities initiated audits of Maxcom to verify the operation of excision of Mijolife completed in August 2005. At the date of the financial statements tax authorities have not delivered the closing act of the review.

h.	Tax audit by the Secretaría de Hacienda y Crédito Público as a result of Maxcom Telecomunications for the fiscal year 2004:

In January 2010, tax authorities initiated audits of Maxcom to verify proper tax compliance of asset tax. At the date of the financial statements tax authorities have not delivered the closing act of the review.

i.	Claim brought by the Secretaría de Hacienda y Crédito Público as a result of a tax audit of Telereunión for the fiscal year 2004:

In January 2006, tax authorities initiated audits of Telereunión for alleged failure to pay taxes for the fiscal year 2004. Those audits ended September 6, 2007. On September 7, 2007, tax authorities determined a tax credit of approximately $59.4 million of Telereunión, due to differences and omissions in the tax refund. As part of these audits, the authorities determined that Telereunión was responsible for non-payment of PTU for approximately $8.2 million to certain employees, in accordance with the law applicable to profit sharing. In terms of the obligations assumed by Grupo VAC, in accordance with the Agreement of Indemnity, as investors are forced to compensate Maxcom for all expenses incurred by it in relation to the underlying matter is not expected that Maxcom have a direct impact on their legal or financial situation, or the results of its operations. The Company has not recorded a liability and that in his opinion, and its legal counsel, is considered remote a charge against Telereunión.

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

Fair value

The carrying value of the Company’s short-term instruments and derivates instruments and the related fair value level under ASC 820 is summarized as follows:

		Quoted prices
		in active	Significant
		markets for	other	Significant
	Balance at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Short-term investments(1)	314,362	3,893	310,469	—
Derivative Instruments, (net)	5,134	—	5,134

Total	$319,496	$3,893	$315,603	$—

(1)
Short-term investments are classified in the balance sheet as cash and cash equivalents. The carrying value and fair value of cash and cash equivalents as of December 31, 2010 is $375,224 of which $314,462 represents the fair value of the short term investments.

Short-term investments consist of Mexican governmental bonds which are measured using quoted prices in active markets and therefore classified as Level 1 in the fair value hierarchy. Short-term investments classified as Level 2 consist of money market mutual funds and commercial banking paper, whose fair values are obtained using observable inputs for their valuation.

Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, and current and forward market prices for foreign exchange rates. The Company classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include cross currency swaps and embedded derivatives which consist of a series of foreign exchange forward contracts, with a fair value equal to zero at the time these contractual agreements are entered into.

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

The following is a summary of the adjustments to consolidated net (loss) income and consolidated shareholders’ equity, respectively:

	Years Ended December 31,
	2010	2009	2008
Net (loss) income under MFRS	$(1,184,879)	$(303,558)	$(437,763)
Adjustments:
Amortization of pre-operating expenses (a)	—	—	22,123
Capitalization of interest (b)	6,337	8,810	(112,738)
Amortization of capitalized interest (b)	(2,100)	(516)	(12,118)
Installation revenues and related costs (c)	23,748	9,231	(2,824)
Installation costs not charged to customers (d)	(103,568)	(111,616)	(154,716)
Capitalized internal compensation cost (e)	143	143	143
Impairment charge (f)	528,672	—	532,315
Severance Indemnity liability (g)	—	(815)	2,405
Recognition of deferred taxes (j)	(134,762)	20,886	(76,885)
Total US GAAP adjustments	318,470	(73,877)	197,705
Net (loss) income under U.S. GAAP	$(866,409)	$(377,435)	$(240,058)
Basic and diluted earnings per share:
Numerator:
Net (loss) income under U.S. GAAP	$(866,409)	$(377,435)	$(240,058)
Net (loss) Income under U.S. GAAP available for common shareholders, used for dilutive computation	(866,409)	(377,435)	(240,058)
Denominator:
Weighted average of common shares used in basic computation (thousand)	789,819	789,819	560,176
Add: dilutive impact of stock options and warrants(1)	—	—	45,968
Weighted average of common shares used in dilutive computation (thousand)	789,819	789,819	606,144
Earnings per share, basic	(1.10)	(0.30)	0.29
Earnings per share, diluted	(1.10)	(0.30)	0.27

(1)	According to ASC 260.

	As of December 31,
	2010	2009
Shareholders’ equity under MFRS	$2,990,526	$4,159,972
Accumulated adjustments:
Preoperating expenses (a)	(391,951)	(391,951)
Amortization of preoperating expenses (a)	391,951	391,951
Capitalization of interest (b)	23,587	17,250
Amortization of capitalized interest (b)	(67,081)	(64, 981)
Installation revenues and related costs (c)	(43,827)	(67,574)
Installation costs not charged to customers (d)	(953,596)	(850,028)
Capitalized internal compensation cost (e)	(1,714)	(1,857)
Impairment charge (f)	1,056,072	527,400
Severance Indemnity liability (g)	(9,987)	(10,404)
SAB 108 initial effects (h)	7,034	7,034
SAB 108 effects for the year 2006 (i)	3,035	3,035
Recognition of deferred taxes (j)	—	132,036
Total U.S. GAAP adjustments	$13,523	$(308,089)
Shareholders’ equity under U.S. GAAP	$3,004,049	$3,851,883
Provided below is an analysis of changes in shareholders’ equity under U.S. GAAP:

	Year Ended
	December 31,
	2010	2009
Balance at the beginning of the year	$3,851,883	$4,214,655
Net loss under U.S. GAAP	(866,409)	(377,435)
Decrease in capital stock	—	—
Stock option plan	4,569	(7,877)
Repurchase of shares	10,863	8,362
Adoption NIF	—	12,740
Severance Indemnity liability (FAS 158 effects), net of tax of $2,996	3,143	1,438
Balance at the end of the year	$3,004,049	$3,851,883

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

As of 2009, the Mexican economy is no longer deemed an inflationary environment, for purposes of Mexican GAAP; therefore capitalization of the comprehensive financing result in such year no longer considers any gains or losses from monetary position as result of the adoption of the new MFRS B-10 “Inflation Effects” mentioned elsewhere in this financial statement. As a result, the Company capitalized $6,334 of foreign exchange differences that must be reversed for purposes of U.S. GAAP.

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

Under U.S. GAAP, installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers to the extent that costs do not exceed revenues, otherwise excess costs are expensed as incurred. Until December 31, 2009 the Company estimated its customer relationship period was 4 years, from 2010 the Company estimated its customer relationship period to be 3 years.
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

f. Impairment —

As of December 31, 2008, under MFRS, the carrying amount of long-lived assets was higher than the expected discounted cash flows at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2008 amounted to $532,315. Said charge was proportionately distributed throughout the different asset classes.

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

In 2008 the Company adopted the NIF D-3 “Employee benefits” which provides for the elimination of any related intangible asset previously recorded.

	MEX GAAP	US GAAP
	D3	FASB 87 & 112

Seniority Premium — Severance Payment	$(1,122)	$(17,217)
Severance Payment	(17,689)	(8,887)
Seniority Premium — Severance Benefits	(853)	(1,799)
Severance Benefits	(7,630)	—
Total	(27,294)	(27,903)
Difference US GAAP vs MEX GAAP	—	(609)
Amortization of net loss (gaing)	—	(25)
Amortization of transition obligation	—	(2,433)
Amortization of prior service cost		363
Effect of early settlement / reduction obligations		(7,645)
Others	—	(5,290)
Total Severance Benefits		(15,639)

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

Below are disclosed entries adjusted for SAB 108 and their effect on the fiscal year in 2006:

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

At December 31, 2009 and 2008, the fair value of the Company’s long-term debt based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments are summarized as follows:

		Quoted prices	Significant
	Fair value at	in active	other	Significant
	December 31,	markets for	observable	unobservable
	2010	identical assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)
Senior Notes(1)	$2,075,746	2,075,746	—	—

(1)
Senior notes are carried at amortized cost and their carrying value as of December 31, 2009 is $ 2,471,420. The $ 2,075,746 represents the estimated fair value of the notes. See Note 11 “Bonds Payable”.

c. Deferred income taxes —

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
As of January 1, 2008 and for the years ended December 31, 2010 and 2009, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its subsidiaries remain subject to examination by the local tax authorities for the tax years beginning in 2004 in Mexico and 2007 in U.S.

Significant components of deferred income taxes under U.S. GAAP are as follows:

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2010:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$81,591	—	$81,591
Labor obligations upon retirement		—	—
Provisions	63,319	—	63,319
Installation revenues	—	13,148	13,148
Installation costs not charged to customers	—	286,079	286,079
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	112,051	(303,285)	(191,234)
Tax loss carryforwards	447,564	—	447,564
Total gross deferred tax assets	704,525	(4,058)	700,467
Less valuation allowance	(691,995)	4,058	(687,937)
Net deferred tax assets	$12,530	—	12,530
Deferred tax liabilities
Prepaid expenses	$(10,009)	—	(10,009)
Derivative financial instruments	(2,521)	—	(2,521)
Total gross deferred tax liabilities	(12,530)	—	(12,530)
Net deferred tax asset	$—	—	—

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2009:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$60,928	—	$60,928
Labor obligations upon retirement	9,439	—	9,439
Provisions	56,920	—	56,920
Installation revenues	—	20,272	20,272
Installation costs not charged to customers	—	255,008	255,008
Tax loss carryforwards	472,430	—	472,430
Total gross deferred tax assets	599,717	275,280	874,997
Less valuation allowance	(220,357)	—	(220,357)
Net deferred tax assets	$379,360	275,280	654,640
Deferred tax liabilities
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	$(133,059)	(143,244)	(276,303)
Derivative financial instruments	(851)	—	(851)
Prepaid expenses	(15,126)	—	(15,126)
Total gross deferred tax liabilities	(149,036)	(143,244)	(292,280)
Net deferred tax asset	$230,324	132,036	362,360

d. Cash flow information —

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
The statement of cash flows prepared in accordance with MFRS for the year ending December 31, 2010 presents substantially the same information as that required under US GAAP as interpreted by ASC 230 “Statement of Cash Flows”, except for certain differences in presentation.

	Year Ended December 31,
	2010	2009	2008
Operating activities:
Net (loss) income under U.S. GAAP	$(866,409)	$(377,435)	$(240,058)
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities: Depreciation and amortization	594,225	562,643	476,813
Hedging valuation	43,453	58,479	(83,323)
Allowance for doubtful accounts	49,361	32,269	39,956
Monetary gain	—	—	—
Deferred income tax	134,762	(90,357)	(168,971)
Severance indemnity	(2,244)	10,652	14,669
Stock option plan	4,253	1,669	5,114
Loss on sale of fixed assets	40,141	42,113	82,496
Gain on sale of subsidiary	—	(6,126)	—
Other	—	—	—
Foreign currency exchange (loss) gain	(140,320)	(95,920)	534,420
	(142,778)	137,987	661,116
Changes in operating assets and liabilities:
Accounts receivable	(113,836)	(62,049)	(227,744)
Inventory	(9,304)	24,502	(7,627)
Prepaid expenses	2,145	5,486	9,563
Other assets and liabilities	147,499	31,879	3,353
Cash flow provided by (used in) operating activities	(116,274)	137,805	438,861
Investing activities:
Acquisition of fixed assets	(509,056)	(751,689)	(1,298,619)
Proceeds on sale of fixed assets	3,565	10,256	4,364
Proceeds on sale of subsidiary	—	6,126	—
(Increase) decrease in guarantee deposits and other non-current assets, net	(257)	5,252	12,704
Cash flow used in investing activities	(505,748)	(730,055)	(1,281,551)
Financing activities:
Restricted cash	—	—	—
Capital (decrease) increase — Net of equity issuance cost	—	—	(7)
Cost of shares acquired for issuance upon exercise of stock options, and issuance costs	316	(9,546)	(76,727)
Bank financing and debt payments	—	(4,354)	(8,419)
Repurchase of shares	10,863	8,362	(20,287)
Other financing items	(1,276)	(6,274)	—
Senior notes issued — Net of debt issuance cost	—	—	—
Cash flow (used in) provided by financing activities	9,903	(11,812)	(105,440)
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net decrease in cash and cash equivalents	(612,119)	(604,062)	(948,130)
Cash and cash equivalents at beginning of the year	987,343	1,591,405	2,539,535
Cash and cash equivalents at end of the year	375,224	987,343	1,591,405
Interest paid	$292,006	$281,142	$276,434
Income taxes paid	$13,982	$14,308	$7,320
Increase (decrease) on fixed assets acquired under capital lease	6,613	6,327	4,740

e. Operating income —

MFRS allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating. For the years ended 2010, 2009 and 2008, these charges were $43,706, $50,559, and $12,616, respectively.
Under U.S. GAAP, such items are considered part of operating income.

f. New U.S. GAAP accounting pronouncements —

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

In October 2009, the FASB issued ASU No. 2010-14, “Certain Revenue Arrangements That Include Software Elements.” This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” an amendment to ASC Topic 820, “Fair Value Measurements and Disclosures.”  This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements.  ASU No. 2010-06 is effective for the Company for interim and annual reporting beginning after December 15, 2009, with one new disclosure effective after December 15, 2010.

In February 2010, the FASB issued an amendment to the accounting standards related to the accounting for, and disclosure of, subsequent events in an entity’s consolidated financial statements. This standard amends the authoritative guidance for subsequent events that was previously issued and among other things exempts Securities and Exchange Commission registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provides different guidance on the accounting treatment for subsequent events or transactions.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  ASU 2010-20 requires additional disclosures about the credit quality of a company’s loans and the allowance for loan losses held against those loans.  Companies will need to disaggregate new and existing disclosures based on how it develops its allowance for loan losses and how it manages credit exposures.  Additional disclosure is also required about the credit quality indicators of loans by class at the end of the reporting period, the aging of past due loans, information about troubled debt restructurings, and significant purchases and sales of loans during the reporting period by class.  The new guidance is effective for interim- and annual periods beginning after December 15, 2010.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based in an assessment of qualitative indicators that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exits, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.

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

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	Celmax	Elimination	Consolidated
Balance sheet as of December 31, 2010:
Cash and cash equivalents and Current restricted cash	$370,423	899	94	130	514	120	-	-	231	2,774	-	27	11	-	-	375,223
Accounts receivable - net	1,163,277	108,901	20,461	12,763	10,990	7,103	110	271	169,382	5,037	3,999	4,188	90	50	(518,067)	988,555
Inventory - net	25,678	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25,678
Prepaid expenses	25,785	4,011	1,204	10	104	-	-	-	519	15	-	-	-	-	-	31,648
Investment in subsidiaries	46,932	9,567	-	-	-	-	-	-	-	-	-	-	-	-	(56,499)	-
Frequency rights - net	47,282	-	-	-	-	-	-	-	-	-	-	-	-	-	-	47,282
Telephone network system and Equipment net	4,291,478	-	-	-	-	-	-	-	63,450	6,559	20,985	9,521	-	-	-	4,391,993
Intangible assets - net	213,212	-	-	-	-	-	-	-	-	-	-	-	-	-	-	213,212
Deposits	6,466	-	407	-	-	-	-	-	635	17	-	-	-	-	-	7,525
Prepaid expenses long term	6,881	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,881
Derivative financial instruments	8,402	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,402
Deferred taxes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	2,152	-	-	-	-	-	-	-	-	(1)	-	-	-	-	-	2,151
Total assets	$6,207,968	123,378	22,166	12,903	11,608	7,223	110	271	234,217	14,401	24,984	13,736	101	50	(574,516)	6,098,550
Total liabilities	$3,218,012	110,912	23,811	6,425	8,570	409	10	699	252,015	4,167	928	602	51	-	(518,017)	3,108,594

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	Celmax	Elimination	Consolidated
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,223,379	66	96	55	53	171,497	127	55	717,173	13,044	97,874	11,308	50	50	(1,011,448)	6,223,379
Accumulated deficit	(3,232,359)	12,400	(1,741)	6,423	2,985	(164,683)	(27)	(483)	(734,971)	(2,810)	(73,818)	1,826	-	-	954,899	(3,232,359)
Repurchase of shares	(1,064)	-	-	-	-	-	-	-	-	-	-	-	-	-	(56,549)	(1,064)
Total shareholders’ equity	2,989,956	12,466	(1,645)	6,478	3,038	6,814	100	(428)	(17,798)	10,234	24,056	13,134	50	50	(574,566)	2,989,956
Total liabilities and shareholders - equity	6,207,968	123,378	22,166	12,903	11,608	7,223	110	271	234,217	14,401	24,984	13,736	101	50	(574,566)	6,098,550

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	Celmax	Elimination	Consolidated
Total shareholders’ equity under Mexican GAAP	$2,989,956	12,466	(1,645)	6,478	3,038	6,814	100	(428)	(17,798)	10,234	24,056	13,134	50	50	(56,549)	2,989,956
Preoperating expenses	(391,951)															(391,951)
Amortization of preoperating expenses	391,951															391,951
Capitalization of interest	23.587															23.587
Amortization of capitalized interest	(67,081)															(67,081)
Installation revenues	(43,827)															(43,827)
Installation costs	(953,596)															(953,596)
Capitalized internal compensation cost	(1,714)															(1,714)
Impairment charge	1,056,072															1,056,072
Severance indemnity liability	(9,987)															(9,987)
SAB 108 initial effect	7,034															7,034
SAB effects for the year	3,035															3,035
Recognition of deferred taxes	-															-
Total shareholders’ equity under US. GAAP	$3,003,479															$3,003,479

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	Celmax	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2010:
Revenues	$2,577,457	431,235	103,474	21,486	92,663	14	-	178	42,644	1,358	1,158	866	31	-	(695,172)	2,577,457
Operating cost and expenses	(2,717,222)	(370,313)	(86,008)	(19,528)	(86,227)	(12)	(3)	(167)	(30,778)	(1,293)	(15)	(826)	(10)	-	697,744	(2,614,658)
Integral (cost) income of financing	(220,144)	(526)	(177)	(45)	(97)	504	-	-	(12,781)	(198)	-	(1)	(7)	-	-	(233,472)
Other income (expenses)	(635,040)	(52,231)	(12,698)	(1,261)	(3,480)	(14)	-	(14)	(48,363)	-	(14)	(14)	(14)	-	92,063	(661,080)
Taxes	(184,394)	(24,281)	(6,129)	(1,814)	(2,746)	(7)	-	(6)	(29,995)	-	(528)	(3,161)	-	-	-	(253,061)
Net (loss) income	(1,179,343)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,273)	(133)	601	(3,136)	-	-	94,635	(1,184,879)

Net (loss) income for the year under Mexican GAAP	(1,179,343)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,273)	(133)	601	(3,136)	-	-	94,635	(1,184,879)
Capitalization of interest	6,337	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,337
Amortization of capitalized Interest	(2,100)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,100)
Installation revenues	23,748	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23,748
Installation costs	(103,568)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(103,568)

Capitalized internal compensation cost	143	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143
Impairment charge	528,672	-	-	-	-	-	-	-	-	-	-	-	-	-	-	528,672
Severance indemnity liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Recognition at deferred taxes	(134,762)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(134,762)

Net loss (income) for the year Under U.S. GAAP	$(860,873)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,273)	(133)	601	(3,136)	-	-	94,635	(866,409)

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	TRE	SUS	Telscape	SCG	ATE	Celmax	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2010:
Net (loss) income the year under U.S. GAAP	$(830,421)	8,165	4,591	652	2,860	492	(3)	(3)	(49,278)	(133)	1,129	25	-	-	4,485	(866,409)
Depreciation and amortization	581,075	-	-	-	-	-	-	-	14,053	857	-	812	-	-	2,572	594,225
Other adjustments to reconcile net income to cash provided by operating activities	-	-	-	-	-	-	-	-	48,031	-	-	-	-	-	48,031	-
Net change in working capital	129,477	1,049	-	-	-	-	-	-	(1)	-	-	-	-	(50)	1,039	129,406
Resources (used in) provided by Operating activities	56,791	(8,727)	(4,703)	(699)	(2,642)	(568)	-	3	(16,851)	(1,263)	(863)	(838)	11	-	(6,853)	26,504
Resources used in financing activities	(63,108)	488	(112)	(47)	218	(76)	(3)	-	(4,046)	(539)	266	(1)	11	(50)	49,275	(116,274)
Resources (used in) provided by investing activities	11,177	-	-	-	50	-	3	-	3,082	-	(266)	-	-	50	4,193	9,903
Cash and cash equivalents:	(559,356)	-	-	-	-	-	-	-	139	1	-	-	-	-	(53,468)	(505,748)
Net increase (decrease) in cash and cash equivalents	(611,287)	488	(112)	(47)	268	(76)	-	-	(825)	(538)	-	(1)	11	-	-	(612,119)
Beginning balances	981,710	411	206	177	246	196	-	-	1,056	3,312	-	28	-	-	-	987,342
Ending balances	$370,423	899	94	130	514	120	-	-	231	2,774	-	27	11	-	-	375,223

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Balance sheet as of December 31, 2009:
Cash and cash equivalents and Current restricted cash	$981,710	412	206	177	246	196	-	-	1,056	3,312	-	28	-	-	987,343
Accounts receivable - net	1,130,668	95,738	16,978	12,593	8,958	6,124	110	50	120,909	4,010	2,659	3,184	50	(407,576)	994,455
Inventory - net	16,374	-	-	-	-	-	-	-	-	-	-	-	-	-	16,374
Prepaid expenses	28,927	660	211	2	2	1	-	4	327	15	-	-	-	-	30,149
Investment in subsidiaries	150,183	11,183	-	-	-	-	-	-	-	-	-	-	-	(161,366)	-
Frequency rights - net	59,674	-	-	-	-	-	-	-	-	-	-	-	-	-	59,674
Telephone network system and Equipment net	4,780,074	-	-	-	-	-	-	-	122,963	7,416	20,985	10,332	-	-	4,941,770
Intangible assets - net	199,224	-	-	-	-	-	-	-	-	-	-	-	-	-	199,224
Deposits	6,209	-	407	-	-	-	-	-	635	18	-	-	-	-	7,269
Prepaid expenses long term	10,524	-	-	-	-	-	-	-	-	-	-	-	-	-	10,524
Derivative financial instruments	38,319	-	-	-	-	-	-	-	-	-	-	-	-	-	38,319
Deferred taxes	184,394	9,808	1,714	106	118	7	-	-	29,995	-	528	3,654	-	-	230,324
Other assets	2,152	-	-	-	-	-	-	-	-	(1)	-	-	-	-	2,151
Total assets	$7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576
Total liabilities	$3,428,459	83,431	17,508	4,670	6,400	-	7	466	218,684	4,403	716	435	-	(407,576)	3,357,603

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,218,810	66	96	55	53	171,497	127	55	715,200	13,044	97,874	11,308	50	(1,009,427)	6,218,808
Accumulated deficit	(2,046,912)	34,304	1,912	8,153	2,871	(165,169)	(24)	(467)	(657,999)	(2,677)	(74,418)	5,455	-	848,061	(2,046,910)
Repurchase of shares	(11,925)	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,925)
Total shareholders’ equity	4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973
Total liabilities and shareholders - equity	7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Total shareholders’ equity under Mexican GAAP	4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973
Preoperating expenses	(391,951)														(391,951)
Amortization of preoperating expenses	391,951														391,951
Capitalization of interest	17,252														17,252
Amortization of capitalized interest	(64,981)														(64,981)
Installation revenues	(67,574)														(67,574)
Installation costs	(850,028)														(850,028)
Capitalized internal compensation cost	(1,857)														(1,857)
Impairment charge	527,400														527,400
Severance indemnity liability	(14,009)														(14,009)
SAB 108 initial effect	7,034														7,034
SAB effects for the year	3,035														3,035
Recognition of deferred taxes	133,117														133,117
Total shareholders’ equity under US. GAAP	3,849,362														3,849,362

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2009:
Revenues	2,563,577	435,839	88,639	23,851	74,827	-	-	-	42,644	1,568	1,148	2,556	-	(672,079)	2,562,570
Operating cost and expenses	(2,603,978)	(421,946)	(85,329)	(23,165)	(71,821)	8	-	(152)	(33,052)	(1,484)	(68)	(830)	-	672,080	(2,569,737)
Integral (cost) income of financing	(297,606)	(164)	(55)	(85)	(70)	13,797	-	-	(12,478)	(133)	-	(1)	-	-	(296,795)
Other income (expenses)	(44,125)	(1,175)	(1,702)	184	(131)	(200,128)	-	(22)	(1,363)	15	1	111	-	187,202	(61,133)
Taxes	80,658	(2,266)	(390)	(150)	(788)	(15,187)	-	1	-	-	(288)	508	-	(561)	61,537
Net (loss) income	(301,474)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(303,558)
Net (loss) income for the year under Mexican GAAP	(301,474)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(303,558)
Capitalization of interest	8,810														8,810
Amortization of capitalized Interest	(516)														(516)
Installation revenues	9,231														9,231
Installation costs	(111,616)														(111,616)
Capitalized internal compensation cost	143														143
Severance indemnity liability	(2,712)														(2,712)
Recognition at deferred taxes	21,455														21,455
Net loss (income) for the year Under U.S. GAAP	(376,679)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(378,763)

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	TRE	SUS	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2009:
Net (loss) income the year under U.S. GAAP	(185,296)	10,288	1,163	635	2,017	(201,510)		(173)	(4,249)	(31)	793	2,344		(4,744)	(378,763)
Depreciation and amortization	544,757								24,058	1,124		811		(8,107)	562,643
Other adjustments to reconcile net income to cash provided by operating activities	(61,742)	(2,650)							(7,093)					26,014	(45,471)
Net change in working capital	(152,213)	(8,263)	(1,142)	(835)	(1,941)	196,984		173	(8,495)	(1,581)	(793)	(3,156)	(50)	(19,342)	(604)
Resources (used in) provided by Operating activities	145,506	(625)	21	(200)	76	(4,526)	0	0	4,221	(488)	0	(1)	(50)	(6,179)	137,805
Resources used in financing activities	(5,537)								(3,888)				50	(2,387)	(11,812)
Resources (used in) provided by investing activities	(743,729)					4,497			611					8,566	(730,055)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(603,760)	(625)	21	(200)	76	(29)	0	0	944	(488)	0	(1)	0	0	(604,062)
Beginning balances	1,585,470	1,037	185	377	170	225			112	3,800		29		0	1,591,405
Ending balances	981,710	412	206	177	246	196	0	0	1,056	3,312	0	28	0	0	987,343

										NON-GUARANTOR SUBSIDIARIES
	Maxcom	CTE	MSA	OOP	MSF	Maxcom USA	Maxcom TV	TECBTC	SCG	Telereunión	Sierra USA	Telscape	Elimination	Consolidated
Balance sheet as of December 31, 2008:
Cash and cash equivalents and Current restricted cash	$1,585,470	185	1,037	377	225			170	29	112	3,800		0	1,591,405
Accounts receivable - net	1,061,998	12,140	75,368	15,948	191,314	110	50	2,427	212	71,902	2,609	1,163	(476,940)	958,301
Inventory - net	40,876													40,876
Prepaid expenses	24,167	1,124	4,985	92				22		373	15			30,778
Investment in subsidiaries	341,530		8,820										(350,350)	0
Frequency rights - net	66,716													66,716
Telephone network system and Equipment net	4,503,806								11,143	139,939	8,540	20,985		4,684,413
Preoperating expenses - net	50,595						268							50,863
Intangible assets - net	209,683													209,683
Deposits	2,151	406	7		4,497					1,235	19			8,315
Prepaid expenses long term	15,381													15,381
Derivative financial instruments	105,270													105,270
Deferred taxes	90,996	864	5,931	77	16,280		1	8	3,145	29,995		817		148,114
Other assets	6,377										(20)			6,357
Total assets	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472
Total liabilities	$3,603,847	13,777	70,834	8,633	3,394	7	292	1,669	111	184,491	4,565	624	(476,941)	3,415,303

										NON-GUARANTOR SUBSIDIARIES
	Maxcom	CTE	MSA	OOP	MSF	Maxcom USA	Maxcom TV	TECBTC	SCG	Telereunión	Sierra USA	Telscape	Elimination	Consolidated

Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	6,226,687	96	66	55	171,497	127	56	54	11,308	712,814	13,044	97,874	(1,006,991)	6,226,687
Accumulated deficit	(1,705,231)	846	25,248	7,806	37,425	(24)	(29)	904	3,110	(653,749)	(2,646)	(75,533)	656,642	(1,705,231)
Repurchase of shares	(20,287)													(20,287)
Total shareholders’ equity	4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169
Total liabilities and shareholders - equity	$8,105,016	14,719	96,148	16,494	212,316	110	319	2,627	14,529	243,556	14,963	22,965	(827,290)	7,916,472

										NON-GUARANTOR
										SUBSIDIARIES
	Maxcom	CTE	MSA	OOP	MSF	Maxcom USA	Maxcom TV	TECBTC	SCG	Telereunión	Sierra USA	Telscape	Elimination	Consolidated

Total shareholders’ equity under Mexican GAAP	$4,501,169	942	25,314	7,861	208,922	103	27	958	14,418	59,065	10,398	22,341	(350,349)	4,501,169
Preoperating expenses	$(391,951)													(391,951)
Amortization of preoperating expenses	336,172													336,172
Capitalization of interest	8,440													8,440
Amortization of capitalized interest	(64,465)													(64,465)
Installation revenues	(76,805)													(76,805)
Installation costs	(738,412)													(738,412)
Capitalized internal compensation cost	(2,000)													(2,000)
Impairment charge	532,315													532,315
Severance indemnity liability	(11,297)													(11,297)
SAB 108 initial effect	7,034													7,034
SAB effects for the year	3,035													3,035
Recognition of deferred taxes	111,420													111,420
Total shareholders’ equity under US. GAAP	$4,214,655													4,214,655

										NON-GUARANTOR SUBSIDIARIES
	Maxcom	CTE	MSA	OOP	MSF	Maxcom USA	Maxcom TV	TECBTC	SCG	Telereunión	Sierra USA	Telscape	Elimination	Consolidated

Statements of Operations for the year ended December 31, 2008:
Revenues	$2,676,392	80,022	502,434	90,880				17,535	213	42,644	2,535	1,164	(730,590)	2,683,229
Operating cost and expenses	(2,581,692)	(75,630)	(424,476)	(86,651)	(11)		(11)	(16,725)	(203)	(35,321)	(2,092)	(15)	731,129	(2,491,698)
Integral (cost) income of financing	(267,025)	(126)	(1,683)	(159)	17,728			(35)	3	(16,066)	(29)	(1)		(267,393)
Other income (expenses)	(265,438)	(3,368)	(51,066)	(999)	15,284		(3)	4	3,126	(18,206)	74	(1,590)	(39,719)	(361,901)
Net (loss) income	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)
Net (loss) income for the year under Mexican GAAP	$(437,763)	898	25,209	3,071	33,001	0	(14)	779	3,139	(26,949)	488	(442)	(39,180)	(437,763)
Amortization of preoperating expenses	22,123													22,123
Capitalization of interest	(112,738)													(112,738)
Amortization of capitalized Interest	(12,118)													(12,118)
Installation revenues	(2,824)													(2,824)
Installation costs	(154,716)													(154,716)
Capitalized internal compensation cost	143													143
Impairment	532,315													532,315
Severance indemnity liability	2,405													2,405
Recognition at deferred taxes	(76,885)													(76,885)
Net loss (income) for the year Under U.S. GAAP	$(240,058)													(240,058)

j. Valuation and Qualifying Accounts -

Amounts expressed in Million of Mexican Pesos ($)

		Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts	2010	$233.3	$168.5	$(85.7)	$316.0
	2009	$161.9	$184.1	$(112.8)	$233.3
	2008	$107.7	$106.3	$(52.0)	$161.9
Allowance for obsolete and slow- moving supply inventories	2010	$7.1	$0.9	$—	$8.0
	2009	$0.0	$7.1	$—	$7.1
	2008	$0.3	$(0.3)	$—	$—
Allowance for obsolete and slow- moving network inventories	2010	$6.7	$3.4	$—	$10.0
	2009	$13.7	$(7.0)	$—	$6.7
	2008	$9.3	$21.7	$(17.3)	$13.7

ITEM 19. EXHIBITS

1.1	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

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

132 of 140

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

133 of 140

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

134 of 140

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

6.1 *	Computation of earnings per share.

7.1 *	Computation of ratio of earnings to fixed charges

8.1 *	Subsidiaries of the Registrant.

11.1	Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1 *	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2 *	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*   Filed herewith.

135 of 140

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

136 of 140

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region
115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun, Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

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

137 of 140

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

138 of 140

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Miguel Cabredo Benites
Miguel Cabredo Benites
Chief Financial Officer

DATE: June 23, 2011

139 of 140

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

140 of 140