Form 20-F
period 2011-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2012-04-25
CIK 1113306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 789,818,829 shares of Series A common stock. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐ N/A ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

TABLE OF CONTENTS

PART I		5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3. KEY INFORMATION		5
A.	Selected financial data	5
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	8
ITEM 4. INFORMATION ON THE COMPANY		21
A.	History and development of the Company	21
B.	Business overview	22
C.	Organizational structure	49
D.	Property, plant and equipment	50
ITEM 4A. UNRESOLVED STAFF COMMENTS		51
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		51
A.	Operating Results	52
B.	Liquidity and capital resources	66
C.	Research and development, patents and licenses, etc.	77
D.	Trend information	77
E.	Off — balance sheet arrangements	77
F.	Tabular disclosure of contractual obligations	77
G.	Safe Harbor	78
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		78
A.	Directors and senior management	78
B.	Compensation	81
C.	Board practices	83
D.	Employees	86
E.	Share ownership	86
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		86
A.	Major Shareholders	86
B.	Related party transactions	88
C.	Interests of experts and counsel	88
ITEM 8. FINANCIAL INFORMATION		88
A.	Consolidated statements and other financial information	88
B.	Significant changes	89
ITEM 9. THE OFFER AND LISTING		89

2 of 140

ITEM 10. ADDITIONAL INFORMATION		91
A.	Share capital	91
B.	Memorandum and articles of association	91
C.	Material contracts	110
D.	Exchange Controls	111
E.	Taxation	111
F.	Dividends and paying agents	122
G.	Statement by experts	122
H.	Documents on display	122
I.	Subsidiary information	122
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		122
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		123
A.	Debt Securities	123
B.	Warrants and Rights	123
C.	Other Securities	123
D.	American Depositary Shares	123
PART II		124
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		124
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		125
ITEM 15. CONTROLS AND PROCEDURES		125
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		127
ITEM 16B. CODE OF ETHICS		127
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		127
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		127
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		128
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		129
ITEM 16G. CORPORATE GOVERNANCE		129
PART III		131
ITEM 17. FINANCIAL STATEMENTS		131
ITEM 18. FINANCIAL STATEMENTS		131
ITEM 19. EXHIBITS		132
GLOSSARY OF TELECOMMUNICATIONS TERMS		136

3 of 140

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Our financial data for the years ended December 31, 2007 and 2006 are presented in constant pesos of purchasing power as of December 31, 2007. The peso amounts presented are adjusted to reflect changes in purchasing power due to inflation accumulated until December 31, 2007. Unless otherwise specified, our financial data for the years ended December 31, 2011, 2010 and 2009, is presented in millions of nominal Mexican pesos, as explained in section “Adoption of New Accounting Standards.” Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2011, which was Ps.13.98 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

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

4 of 140

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

The following tables present selected financial information of Maxcom. We have derived the balance sheet and statement of operations data from our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, including the audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. This data is qualified in its entirety by reference to and should be read in conjunction with, such consolidated financial statements and the information contained under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera which we refer to as MFRS or NIFs (for its initials in Spanish), as promulgated by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de las Normas de Información Financiera, A.C. or “CINIF”). Pursuant to MFRS, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos or MIPA) which up to December 31, 2007 provided for the recognition of the effects of inflation. MFRS differ in certain respects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2011, 2010 and 2009 included under “Item 18. Financial Statements” of this annual report, for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

5 of 140

	As of and for the Year Ended December 31,
	2011(1)		2011		2010		2009		2008		2007
	(Thousands of constant December 31, 2006 and 2007 and nominal December 31, 2008, 2009 and 2010 pesos and thousands of U.S. dollars(1), except per share data)
Statement of Operations Data:
MFRS
Net revenues	U.S.	169,953	Ps.	2,375,941	Ps.	2,577,392	Ps.	2,562,570	Ps.	2,683,229	Ps.	2,345,719
Operating costs and expenses:
Network operating costs		(55,097)		(770,257)		(1,121,541)		(1,131,353)		(1,120,167)		(976,979)
Selling, general and administrative expenses		(57,441)		(803,019)		(791,142)		(798,986)		(819,642)		(722,618)
Depreciation and amortization		(48,689)		(680,678)		(701,975)		(639,398)		(551,889)		(370,227)
Total operating costs and expenses		(161,227)		(2,253,954)		(2,614,658)		(2,569,737)		(2,491,698)		(2,069,824)
Operating (loss) income		8,726		121,987		(37,266)		(7,167)		191,531		275,895
Other expenses		(8,190)		(114,495)		(64,353)		(50,559)		(12,616)		(12,819)
Restructuring charges		(851)		(11,890)		(66,721)		(7,282)		(49,491)		—
Impairment of long-lived assets		—		—		(528,672)		—		(532,315)		—
Employees’ statutory profit changes		(359)		(5,012)		(1,334)		(3,292)		(1,173)		(3,257)
Other expense, net		(9,399)		(131,397)		(661,080)		(61,133)		(595,595)		(16,076)
Comprehensive financial results:
Interest expense and commissions, net		(22,510)		(314,691)		(320,746)		(302,035)		(255,662)		(232,912)
Interest gain		197		2,747		13,957		6,031		53,994		55,793
Exchange (gain) loss, net		(23,955)		(334,895)		116,770		57,687		(149,048)		4,826
Effects of valuation of financial instruments		(6,374)		89,112		(43,453)		(58,478)		83,323		20,421
Gain on monetary position		—		—		—		—		—		25,231
Total comprehensive financial results		(38,890)		(543,684)		(233,472)		(296,795)		(267,393)		(126,641)
Total income taxes		1,190		16,641		(253,061)		61,537		233,694		(96,982)
Net (loss) income		(38,373)		(536,453)		(1,184,879)		(303,558)		(437,763)		36,196
Earnings per share:
Basic		(0.05)		(0.68)		(1.50)		(0.38)		(0.55)		0.06
Diluted		(0.05)		(0.66)		—		—		—		0.06
U.S. GAAP
Operating (loss) income		9,649		134,888		(119,043)		(110,740)		44,139		217,182
Net (loss) income		(37,816)		(528,667)		(866,409)		(377,435)		(240,058)		160,999
Earnings per share:
Basic		(0.05)		(0.67)		(1.10)		(0.48)		(0.30)		0.29
Diluted		(0.05)		(0.67)		(1.10)		(0.48)		(0.30)		0.27
Balance Sheet Data:
MFRS
Cash and cash equivalents		28,368		396,580		375,224		987,343		1,591,405		2,539,535
Restricted cash		—		—		—		—		—		—
Restricted cash to long term		—		—		—		—		—		—
Frequency rights, net		2,878		40,240		47,282		59,674		66,716		80,930
Telephone network systems and equipment, net		294,269		4,113,874		4,391,993		4,941,770		4,684,413		4,188,946
Preoperating expenses, net		—		—		—		—		50,863		77,902
Intangible assets, net		11,176		156,240		213,212		199,224		209,683		208,802
Labor obligations upon retirement		—		—		—		—		—		17,650
Rent deposits and other assets		75,248		1,051.965		493,047		891,674		578,401		618,524
Total assets		411,938		5,758,899		6,090,721		7,517,576		7,916,472		8,014,100
Long-term liabilities		208,609		2,916,348		2,609,308		2,741,090		2,818,630		2,380,424
Total liabilities		236,040		3,299,845		3,100,195		3,357,603		3,415,303		2,983,261
Capital stock		386,999		5,410,224		5,410,224		5,410,244		5,410,244		5,410,251
Additional paid-in capital		58,444		817,054		813,135		808,566		816,443		888,056
Accumulated deficit		(269,545)		(3,768,244)		(3,231,791)		(2,046,912)		(1,705,231)		(1,267,468)
Repurchase of shares		—		—		(1,062)		(11,925)		(20,287)		—
Total shareholders’ equity		175,898		2,459,054		2,990,526		4,159,973		4,501,169		5,030,839
Total number of shares		789,818,829		789,818,829		789,818,829		789,818,829		789,818,829		789,818,829
U.S. GAAP
Long-term liabilities		207,995		2,907,768		2,599,321		2,741,090		2,818,630		2,380,424
Total Shareholders equity		178,116		2,490,059		3,004,049		3,851,883		4,214,655		4,555,341
Other Operational and Financial Data:
MFRS
Working capital(3)		43,053		601,884		569,960		473,012		447,202		281,811
Capital expenditures(4)		30,016		419,630		715,994		931,623		1,631,001		1,248,407
Ratio of earnings to fixed charges(5)		—		—		—		—		—		1.51
Resources arising from operating activities		54,433		760,979		378,417		597,212		980,591		303,158
Resources derived from financing activities		(21,547)		(301,226)		(277,850)		(291,285)		(314,788)		2,745,493
Resources used in investing activities		(31,359)		(438,397)		(712,686)		(909,989)		(1,613,933)		(1,248,407)
U.S. GAAP
Cash provided by operating activities		25,211		352,445		(116,274)		137,805		438,861		164,439
Cash provided by (used in) financing activities		(690)		9,649		9,903		(11,812)		(105,440)		2,916,477
Cash used in investing activities	U.S.	(21,492)	Ps.	(300,461)	Ps.	(505,748)	Ps.	(730,055)	Ps.	(1,281,551)	Ps.	(1,245,081)
Ratio of earnings to fixed charges(5)				—		—		—		—		2.19

(1)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.98 per U.S.$1.00 reported by the Banco de México as its buying rate for pesos on December 31, 2011. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

6 of 140

(2)	Pursuant to MFRS, statement of operations and balance sheet data for all periods up to 2007 in the financial statements have, unless otherwise indicated, been restated in constant pesos as of December 31, 2007. For items in the statements of operations, restatement into December 31, 2007 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 2007, for non-monetary balance sheet line items restatement into December 31, 2007 pesos is made by multiplying the relevant peso amounts at acquisition by the inflation index up to December 31, 2007.

(3)	Working capital is defined by us as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding short-term debt and current maturities of long-term debt, which includes interest payable) which is different from the common definition of total current assets in excess of total current liabilities.

(4)	Capital expenditures for the years 2007 includes telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position for the years ended December 31, 2007 and are net of dispositions. For the years ended December 31, 2011, 2010 and 2009 the capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(5)	Ratio of earnings to fixed charges is defined as fixed charges divided by earnings. Fixed charges are defined as the sum of: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness. Earnings are defined as the sum of: (a) pre-tax income from continuing operations; (b) fixed charges; and (c) amortization of capitalized interest; less interest capitalized. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency under MFRS was Ps.540.8 million in 2011 and Ps.910.5 million in 2010. Under U.S. GAAP, the fixed charge coverage deficiency was Ps.521.3 million in 2011 and Ps.596.2 million in 2010. (See Exhibit 7.1)

EXCHANGE RATES

The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on April 23, 2012 was Ps.13.23 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low

March 2012	Ps.	12.85	Ps.	12.76	Ps.	12.98	Ps.	12.63
February 2012		12.88		12.80		13.01		12.65
January 2012		12.95		13.49		13.98		12.93
December 2011		13.98		13.74		13.99		13.48
November 2011		14.03		13.64		14.24		13.11
October 2011		13.20		13.47		13.97		13.20
2011		13.99		12.49		14.24		11.50
2010		12.36		12.64		13.18		12.16
2009		13.06		13.57		15.37		12.60
2008		13.54		11.17		13.92		9.92
2007		10.87		10.94		11.27		10.66

(1)	Source: Banco de México.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

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

7 of 140

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

We incurred net losses of U.S.$38.3 million (Ps.536.5 million) for the year ended December 31, 2011 as compared to net losses of US$95.9 million (Ps.1,184.9 million) for the year ended December 31, 2010. The net losses for the year ended December 31, 2011 are mainly related to US$40.0 million (Ps.557.7 million) including net interest expense, interest gain and exchange fluctuation. In addition in 2011 we incurred an operating income of US$8.7 million (Ps.122.0 million) as compared to operating losses of US$2.7 million (Ps.37.3 million) for the year ended December 31, 2010. We expect to continue to incur significant capital expenditures in connection with the expansion of our network, and we will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will ever achieve profitability and, if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to achieve profitability within the time frame expected by our investors, the market price of our securities will be adversely affected.

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

8 of 140

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

9 of 140

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

10 of 140

Our results may be negatively impacted by high levels of churn.

We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 2.68%. An increase in customer churn could have a material negative impact on our revenue growth and in our operating income, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:

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

We are highly leveraged. As of December 31, 2011, 2010 and 2009, we had total indebtedness in the amount of Ps.2,810.1, (U.S.$201.0 million), Ps.2,484.1 million (U.S.$201.0 million) and Ps.2,625.2 (U.S.$201.0 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014. We will use approximately U.S.$24 million annually from our cash flows to service our senior notes due 2014. Despite our current level of indebtedness, we may be able to incur additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:

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

11 of 140

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

If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2011, was an amount equal to U.S.$201.0 million. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.

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

12 of 140

New services with optical fiber access were delivered by Axtel and Total Play (Salinas Group) during 2011 in the market. As a result of this high-end offering, operators promise high capacities, valued added and quadruple-play benefits. We expect increased competition in our A/B´s socio-economical segments coverage in the short term, but in the middle term this product will spread out in new segments, the key driver to compete will be a better price to penetrate lower income households and generate a critical mass.

In an effort to continue at the forefront and with a differentiated offering from our competitors, we launched in July 2011 a trendy service called “Yuzu” that offers live TV and video on demand content, all in one place, at anytime, anywhere over the Internet. This kind of services also called “Over the Top (OTT)”, because they operate over any third party broadband Internet access, allowing different connectivity devices to watch Yuzu such as smart phones, tablets, PCs, etc.

Rate pressure could have a material adverse effect on our business, results of operation and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

1.	increased competition and focus by our competitors on increasing market share;

2.	technological advances that allow higher transmission capacities of both new and existing fiber-optic networks, results in better margins and more bandwidth offering;

3.	increased participation of traditional fixed-line competitors;

4.	the entrance of cable television operators into certain markets where we currently offer service; and

5.	the entrance of new competitors, such as broadcasting companies, OTT service providers or the Comisión Federal de Electricidad.

6.	the merge or consolidation of some concessionaries (fix-mobile-cable) may affect market penetration.

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

An auction for the 3400-3700 MHz spectrum segment was expected to take place during 2011, but finally did not happen. If it takes place again during 2012, we will explore whether to participate in this auction.

13 of 140

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

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although we have installed technology to combat fraudulent use and will continue to evaluate and select amongst new fraud detection technologies as they become available, technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.” In 2011, our expenses for the prevention and detection of fraud were not significant. Due to cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover certain maintenance fees.

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

However, in an effort to reduce our capital expenditures and increasing our service coverage we are trying to offer new voice and IPTV services based on OTT architecture avoiding CPEs equipment and installation costs creating leverage of third party broadband internet access connections such as the Yuzu service, delivered by Maxcom in July 2011.

14 of 140

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

In 2006, Maxcom negotiated with the mobile carriers a provisional “Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by the COFETEL, for the period 2006 to 2010.

For the year 2011 COFETEL has issued a resolution regarding “Calling Party Pays” interconnection tariffs with the mobile carriers, and has determined the tariff at Ps. 0.3912.

It is probable that for the subsequent years until 2015, COFETEL will issue, on a yearly basis, resolutions oriented to lowering the tariff set forth in 2011. If COFETEL applies the same cost model used for the 2011 resolution, the most probable scenario would be a 10% further decrease in the interconnection tariff.

Furthermore, Maxcom has filed upon COFETEL the dispute for retroactive interconnection tariffs against the mobile carriers for the years 2006 to 2010.

Local Exchange Interconnection Tariffs

In 2008, Local Exchange Carriers (“LEC”) (Alestra, Avantel/Axtel, MCM Comunicaciones, S.A. de C.V. and Bestphone, S.A. de C.V.) filed before COFETEL, different interconnection rates disputes against Telmex.

In 2009, MAXCOM and Telmex executed different amendments to our interconnection agreements, establishing that if we do not reach an agreement regarding the interconnection rates, both parties would request for a COFETEL resolution.

15 of 140

In 2011, COFETEL issued several resolutions regarding the disputes between Telmex and LEC, reducing the interconnection rates, and established the following rates per minute:

•	Interconnection (origin and termination): Ps 0.03951
•	Long Distance transport (resell): Ps. 0.04530
•	Local Transit: Ps. 0.01904

COFETEL has not issued a resolution regarding the dispute filed by MAXCOM, however based on the non-discrimination conditions, MAXCOM during 2011, paid the interconnection rates established by COFETEL for the other carriers.

MAXCOM is still waiting for the COFETEL’s resolution regarding the interconnection rates dispute with Telmex, for the years 2011 and 2012. We believe that the resolution will be in the same manner as the disputes between Telmex and the other LEC’s.

Furthermore, MAXCOM is requesting the retroactive application of the interconnection rates with Telmex for the years 2009 and 2010.

In February 2012, the Mexican Supreme Court of Justice resolved that the SCT does not have the authority to review the interconnection rates established by COFETEL and ratified that COFETEL is the authority that should solved the interconnection tariffs disputes.

We considered that this resolution does not imply any contingency, obligation or economic benefit for MAXCOM as the applicable rates for such period must be resolved by COFETEL once again based on the applicable law.

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

16 of 140

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

During 2008, 2009, 2010 and 2011 the CFC issued a preliminary declaration, stating that all fixed and mobile service providers may have significant market power in the traffic termination market. We are unable to predict if the final declaration will take this position, which could adversely affect our business and subject us to additional legal liability or obligations. If we are declared to have significant power in the traffic termination market in a final declaration by the CFC, our rates could be regulated and we could be required to comply with certain level of quality in services and information.

An amendment to the Mexican Antitrust Law enacted on May, 10, 2011 has provided additional powers to the Mexican Antitrust Commission to prosecute and sanction antitrust practices. We are unable to determine as of today the impact of this reform to the telecommunications sector.

Risks Relating to Mexico

Global economic conditions may adversely affect us.

The global economy continues to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, and Spain and the risk of a potential downgrade and credit deterioration of the U.S. economy. This global economic downturn and/or any future economic downturn, including downturns in the

United States and Europe, could affect our financial condition and results of operations.

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

Political situation

The Mexican national elections will be held in July 2012 to elect the president and members of both houses. We cannot predict the impact that these Mexican 2012 elections will have on the economy and particularly on the growth and deregulation of the telecommunications industry. We expect this election to be highly competitive and to generate uncertainty which may have an adverse effect on economic developments in Mexico, including a possible adverse effect on our business, financial condition, prospects and results of operations. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that the political climate towards the July 2012 national elections may adversely affect the financial markets, as well as our ability to continue growing.

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

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso appreciated relative to the U.S. dollar 0.1% in 2007, depreciated 24.6% in 2008, appreciated 3.5% in 2009, appreciated 5.4% in 2010 and depreciated 13.2% in 2011.

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

At December 31, 2011 an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps, we have coverage over the interest payments of U.S.$150 million) by approximately Ps.7.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

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

In the event that the outstanding holders of our senior notes are awarded a judgment from a Mexican court enforcing our U.S. dollar-denominated obligations under our senior notes due 2014, we will have the right to discharge our obligations by paying to the outstanding holders of our senior notes in pesos at the exchange rate in effect on the date of payment of such judgment. The exchange rate is currently determined by the Central Bank of Mexico (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

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

In recent years, Mexico has experienced higher levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 3.8% in 2011, 4.4% in 2010, 3.6% in 2009, 6.5% in 2008 and 3.8% in 2007. For 2012 Banco de Mexico expects the annual rate of inflation to be approximately 3.0%. High inflation rates can adversely affect us as follows:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 4.2% in 2011, 4.4% in 2010, 5.4% in 2009, 7.7% in 2008 and 7.2% in 2007. Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

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

In accordance with a report issued by The Bank Of New York, our depositary agent for the ADRs, as of February 29, 2012, there were 3,188,333 ADSs being traded in the New York Stock Exchange (“NYSE”), under the symbol “MXT”. As of that date, there were approximately 218,984,554 CPOs being traded in the Bolsa Mexicana de Valores (“BMV”).

21 of 140

In 2011, 2010 and 2009, we invested Ps.438.4 million (U.S.$31.4 million), Ps.712.7 million (U.S.$57.7 million) and Ps.910.0 million (U.S.$69.7 million), respectively, in capital expenditures, primarily for the build out of our infrastructure. In 2012, we plan to invest approximately Ps.426.0 million (U.S.$33.1 million) in capital expenditures, mainly to continue the build out our network. Cash flow from operating activities and proceeds from the initial public offering of our shares of Series A common stock in the form of American Depository Shares composed of Ordinary Participation Certificates were sufficient to fund working capital, planned capital spending and debt service requirements for the eighteen months following the initial public offering. We believe that cash flow from operating activities and the remainder of the proceeds from the initial public offering will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for 2012.

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

22 of 140

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

23 of 140

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

According to Pyramid Research (“Pyramid”), a well-known industry source, in 2011 mobile telephony penetration in Mexico reached 84.4% with 93.3 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 73.9% of total mobile subscribers. In 2011, total mobile revenues grew 5.7%. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 97.1% of the total mobile subscriber base at the third quarter of 2011 according to COFETEL. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

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

24 of 140

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides an attractive value proposition for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 339,434 as of December 31, 2011, representing a compound annual growth rate of 11.1%. We also successfully reduced our churn level from 3.0% to 2.1% during this same period.

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

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of large population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Mexico City, Puebla, Queretaro and San Luis Potosi. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2011, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 29% in the city of Puebla, 28% in Mexico City, 23% in the city of Queretaro and 24% in the city of San Luis Potosi. We believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.

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

As of December 31, 2011, our network encompasses 892 route kilometers of metropolitan fiber optic cable and over 4,888 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

In 2011, we invested Ps.438.4 million (U.S.$31.4 million) in capital expenditures, primarily for the build out of our infrastructure. In 2012, we plan to invest Ps.426.0 million (U.S.$33.1 million) in capital expenditures, mainly to continue the build out our network.

We manage all aspects of the service offering to our customers, including installation, provisioning, network monitoring and management, proactive trouble ticket management and billing. Since we control our entire network and are not dependent on the local telephone incumbent for local loops, we are able to manage the speed of our service initiation and ensure the quality of our service offerings. We have a customer retention program that includes a customer service call center open Monday thru Friday from 8 am to 10 pm / Saturday & Sunday from 9 am to 9 pm; a technical customer service call center open 24 hours a day, seven days a week and a dedicated customer retention team. We believe our customers place high value on, among other things, competitive pricing, quality of service and accurate billing.

25 of 140

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

Competitive Strengths

Our business is characterized by the following strengths:

Wide Range of Service Offerings. We currently offer local and long-distance wireline voice and dial-up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel Internet Protocol video service in Puebla, entirely on our own network. We offer these services individually and in bundles including a “triple-play” of voice, broadband Internet and video. We also offer an unbundled “quadruple-play,” which includes mobile services, through capacity leasing agreements with Telefónica Móviles. We have a history of being the first provider in Mexico to introduce new services. In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions; in 2001.

The first to offer digital subscriber line and to offer Voice over Internet Protocol over hybrid fiber coaxial networks; in 2005, the first telecommunication carrier authorized to provide “triple-play” services through a joint venture with a cable operator; in 2006, and in January 2007 we provided the “triple play” through our own network.

The first telecommunication carrier authorized to provide “quadruple-play” services by the addition of IPTV and mobile services to our residential portfolio in 2007.

History of High Penetration Rates. Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2011, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 29% in the city of Puebla, 28% in Mexico City, 23% in the city of Queretaro and 24% in the city of San Luis Potosi. These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have sold approximately 58% of built lines in our network clusters within 180 days after the completion of the build out. We believe we can replicate our business model in other urban markets.

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

26 of 140

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

Strategy

Our growth strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services. We intend to continue to focus on residential customers and small- and medium-sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. Mexico’s wireline telephony, broadband and Internet access and pay television penetration rates are all low by international standards and we believe there is unmet demand for these services, especially among the lower and middle-low income socioeconomic classes. According to “Asociacion Mexicana de Agencias de Investigación (AMAI) the lower and middle-low income socioeconomic classes represents approximately 61% of Mexico’s households in 2010, additionally according to Pyramid Research our penetration rate was 52% in telephony, 44% in pay television and 37% in Internet access in 2011.

Seize Wireline Opportunity Created by Highly Priced Wireless Offering. Mobile wireless penetration in Mexico is approximately 85.2%, nearly triple the penetration rate of wireline telephony, according to the COFETEL. Based on an average call duration of five minutes, current per-minute pricing of prepaid wireless services used by 97.1% of Mexican mobile users according to the COFETEL is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 3.9 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.

We also focus on small- and medium-sized business customers which contributed in 45% of the GDP and generated 56% of the total employees in the country in 2010 according to Select. This group increasingly requires reliable integrated voice, data and managed services which Maxcom can provide with tailor-made solutions to meet their specific needs

Expand Our Network on a Disciplined Demand-Driven, Modular Basis. As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network build out in tandem with sales and promotional efforts targeted at customers in the cluster. We also construct our network on a customer demand basis to support small- and medium sized business customers in buildings or locations other than clusters. We refer to these locations as “single sites.” The clusters, single sites and potential build outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment. In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.

Enhance Residential Penetration Rates and Average Revenue per User through Bundling. In August 2007, we launched Mexico’s first multichannel Internet Protocol Television service over our own network in Puebla. Our service uses broadband internet access with ADSL technology to provide digital television allowing our customers to select from over video 125 channels of content with instantaneous channel changes, interactive programming guide, video on demand content and digital video recording option for premium customers.

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

27 of 140

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

For the residential market we have the following products:

-	LineaMax Residencial. This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

-	Larga Distancia Max. This product provides domestic and international long-distance services to those of our local telephony customers who require long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephony service.

-	CentralMax. This service provides customers in residential developments with all of the functions of a private branch exchange using centrex technology (central functionality for simulating a private branch exchange), without having to acquire and maintain equipment. It allows customers to communicate with the common areas of the development with four-digit internal calling. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.

-	I-line. This is our Voice over Internet Protocol service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

-	Internet Max. This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps. We provide this service to customers, regardless of whether they have a Maxcom telephone line.

-	SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using Asymmetric Digital Subscriber Line (ADSL) transmission technology over ordinary telephone lines.

28 of 140

-	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

-	Pay TV services. This service provides digital television content to our residential customers over our copper network using Internet Protocol including value added features such as Video On Demand (VOD), Digital Video Recording (DVR) and interactive programming guide (EPG).

-	MaxcomCel: This is our residential mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

For the small- and medium-sized businesses our product portfolio includes:

-	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.

-	CentralMax. This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

-	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange. This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

-	TroncalMax Analógica. This service provides business customers with connectivity to their analog private branch exchange or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

-	TroncalSip. This service provides sip trunks (Session Internet Protocol) for business customers that need highly reliable access to and from the public telephone network through their existing IP Private Branch Exchange. This service can be delivered through a Maxcom Internet Dedicated Access or a third party provider.

-	Hosted Contact Center. This service provides virtual agents infrastructure through a Maxcom outsourcing model to deliver software licenses and troncalsip sessions to customers that needs extra call agents. This services is oriented to call center that needs virtual infrastructure with no investment an gives them flexibility and scalability to grow their campaigns on demand.

-	Hosted Private Branch Exchange. This service provides our business customers with all of the functions of an Internet Protocol Private Branch Exchange using Voice over Internet Protocol technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of CentralMax as well as other Internet Protocol enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

-	I-line. This is our Voice over Internet Protocol service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection. We market this service to customers who make and receive a significant volume of international and domestic long-distance calls. This service includes additional voice features such as call waiting, caller identification and voice mail.

-	MaxcomCel: This is our business mobile communication service. Which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls into their call centers or businesses for domestic and international toll free services.

•	SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1Mbps, 2Mbps, 4Mbps and 8Mbps using Asymmetric Digital Subscriber Line transmission technology over ordinary telephone lines. An Asymmetric Digital Subscriber Line provides a secure, dedicated link to the Internet or a company’s internal data network.
29 of 140

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations.

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. Maxcom supplies all of the software and hardware equipment as an integrated solution for our customers.

•	SOSMax. This service provides preventive and corrective maintenance to our customers’ IT equipment.

•	Audio Conference. This service provides our business customers with operator-assisted and non-attendant teleconferencing services, with value-added features including recording of the conference, sound options, warning entry, password and e-mail notification.

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

Income Distribution

The Company’s management uses information such as revenue by segment to evaluate performance, make general operating decisions and allocate resources. No intersegment revenues are applicable for the periods presented herein:

	Year Ended December 31
Segments*	2011		2010		2009
			(In millions)
Residential	Ps.	994.7	Ps.	1,040.0	Ps.	928.7
Business		607.0		692.7		788.0
Public Telephony		232.8		378.4		460.7
Wholesale		526.9		452.9		372.2
Other Revenue		14.6		13.4		12.9
Total Revenues	Ps.	2,375.9	Ps.	2,577.4	Ps.	2,562.5

*   The above segments are comprised of homogeneous customers.

30 of 140

The distribution by geographical location of revenue for the years ended December 31, 2011, 2010 and 2009 is as follows:

2011
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,278.1	Ps.	651.9	Ps.	34.6	Ps.	1,964.5
Long Distance		208.4		139.0		24.1		371.5
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		2.5		1.6		—		4.0
Capacity Leasing		35.7		—		—		35.7
Total Revenues	Ps.	1,524.8	Ps.	792.4	Ps.	58.7	Ps.	2,375.9

2010
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,467.8	Ps.	596.5	Ps.	100.5	Ps.	2,164.8
Long Distance		237.3		123.5		3.3		364.2
Rent of dedicated links		0.3		—		—		0.3
Sale of equipment to customers		4.0		0.3		—		4.3
Capacity Leasing		43.9		—		—		43.9
Total Revenues	Ps.	1,753.3	Ps.	720.3	Ps.	103.8	Ps.	2,577.4

2009
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,448.8	Ps.	634.2	Ps.	75.5	Ps.	2,158.6
Long Distance		256.9		63.9		3.9		324.8
Rent of dedicated links		0.4		—		—		0.4
Sale of equipment to customers		2.2		1.4		—		3.7
Capacity Leasing		75.2		—		—		75.2
Total Revenues	Ps.	1,783.5	Ps.	699.6	Ps.	79.4	Ps.	2,562.6

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

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.6 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 46.1 telephone lines per 100 inhabitants as of December 2011, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. We had 179,920 lines in service in Mexico City, representing 4.4% of all lines in service in the city according to our internal data, compared to 182,237 lines in service as of December 31, 2010.

We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.3 million people. In the state of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 8.3% of all lines in service in the state of Puebla as of December 31, 2011 according to our internal data. As of December 31, 2011, we had 75,408 lines in service, compared to 85,858 lines in service as of December 31, 2010.

We commenced commercial operations in the city of Queretaro in November 2002. The city of Queretaro has a population of approximately 1 million people. As of December 31, 2011, we had 20,652 lines in service, representing 6.2% of all lines in service in the state of Queretaro compared to 20,924 lines in service as of December 31, 2010, according to our internal data.

31 of 140

We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple-play” strategy. The city of San Luis Potosi has a population of approximately 1.1 million people. As of December 31, 2011 we had 19,572 lines in service, representing 6% of all lines in service in the state of San Luis Potosi, compared to 18,913 lines in service as of December 31, 2010 according to our internal data.

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

Our Network

Build out Strategy

We build our network on a modular basis. In each city where we operate, we initially install a digital switch and obtain a metropolitan fiber optic network backbone which form the core of the network in that city. Our outside plant development is then executed in a modular and scalable fashion based on individual network clusters that target specifically identified areas of the city that include residential areas we deem attractive as well as areas with concentrations of small- and medium-sized businesses. Once a cluster has been identified by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines. This strategy allows us to match capital expenditure to customer opportunity and to concentrate our sales efforts in a timely fashion to match the in-service dates of new clusters.

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

32 of 140

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

33 of 140

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

34 of 140

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

35 of 140

Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 706 sales representatives as of December 31, 2011, compared to 633 sales representatives as of December 31, 2010. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

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

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, Monday thru Friday from 8 am to 10 pm, Saturday & Sunday from 9 am to 9 pm. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding billing, new services or products, area codes, rates, and line installation changes. Prior to being connected to one of our customer service agents, we have an Interactive Voice Response system (IVR) that allows customers to consult their bill balance, payment and customer service locations, among other information. By offering customer self service of information, we increase satisfaction and reduce the number of calls that have to be attended by an agent. The IVR then allows the customer to direct his call to the Centralized Call center, Centralized Trouble shooting Center or Collections.

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

36 of 140

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

37 of 140

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

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 76.7% of the wireline local telephone lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations. In 2006, Telmex made a strong investment in its data services, resulting in a 78.1% market share of broadband access according to the 7.9 million subscribers published in their 3Q-2011 financial results and according to Cofetel´s latest published data of total broadband accounts in 2011.

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

38 of 140

At the end of the first quarter of 2009, Dish was already offering services in 9 cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosi, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched. As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”. As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering. YOO is currently offered in 103 cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc.

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

The Nextel/Televisa Consortium was awarded with a concession for the 30 Mhz spectrum, however on October 2010, both parties announced that they mutually agreed to terminate the agreement due to several injunctions filed against the award by Grupo Salinas, Nextel announced that they will continue with the development of the concession.

Other competitors such as Marcatel and Bestel that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest CATV companies in the country offering pay television, Internet broadband access and telephony by cable. Megacable owns a 39,579 kms of optical fiber backbone with 1.9 million customers at the end of the 3Q-2011. Recently Megacable sign up an MVNO deal with Telefonica that allows Megacable to offer cuadruple play services. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005 and since 2007 Cablevision starts offering Internet Protocol telephony entering on “triple play” currently has 733,288 subscribers at the end of 3Q-2011.

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

In April 2011, Televisa and Iusacell announced that subject to receive a regulatory approvals, Televisa will acquire 50% of the capital stock of Iusacell through an equity investment and a convertion of debt of Iusacell. In January 24, 2012, the COFECO rejected the transaction.

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

In January 2010, the SCT began an auction process from the CFE of two of its dark fiber optics strands. The consortium formed by Telefónica Móviles, Televisa and Megacable, won the auction process for the CFE’s fiber optic infrastructure, driving more competition to the data market.

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

39 of 140

Employees

As of December 31, 2011, we had 2,075 employees, a 10% increase compared to 1,874 employees as of December 31, 2010. 179 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement is renewable every year and next expires on March 22, 2012. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

We also had 706 sales representatives as of December 31, 2011, compared to 633 sales representatives as of December 31, 2010.

Facilities

We currently lease the buildings and land where our operations are carried out and our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 7-year term that expires on December 31, 2012 and is renewable for one additional 5-year term. The Santa Fe lease area is comprised of 85,271 square feet. Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2015. This building is comprised of 2,100 square feet. Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,015 square feet. We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3-year term that expires on July 31, 2013. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2013, to add an on-site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, and San Luis Potosi. Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure.

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

40 of 140

Although Telereunión was found ultimately liable for Ps.42.7 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the Mexican Federal Power Commission, the Grupo VAC Investors undertook to negotiate with the Mexican Federal Power Commission, on behalf of Telereunión, more favorable terms for the payment of the amount due to the Mexican Federal Power Commission. On January 9, 2007, Telereunión executed an agreement with the Mexican Federal Power Commission to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Telereunión obtained a stand-by letter of credit issued to the Mexican Federal Power Commission to secure payment of the amount due. The Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The Grupo VAC Investors have lent us Ps.39.7 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps0.110 million per month, bearing an interest rate of “Equilibrium Interbanking Interest Rate” (or “TIIE” for its initials in Spanish) plus 300 basis points. The resulting was paid to CFE by Telereunion on November 27, 2008.

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

41 of 140

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

42 of 140

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

43 of 140

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

COFETEL resolution

On June 14 2011, our Company received from the COFETEL, the Mexican Federal Telecommunications Commission, the final outcome regarding the dispute filed with the COFETEL on December 22, 2010 about the interconnection tariffs between our Company and the mobile operators: “Calling Party Pays” (CPP) and "Calling Party Pays National" (CPPN), based on the articles 42°, 43° and 44° of the Mexican Telecommunications Law issued by the Secretaría de Comunicaciones y Transportes (SCT for its acronym in Spanish), the Mexican Ministry of Communications and Transportation.

COFETEL has resolved that the CPP and CPPN tariffs to be paid by Maxcom to the main mobile telecommunication carriers is Ps.0.3912 per minute (without any rounding), for the period, January 1, 2011 to December the 31, 2011. During 2010 our Company paid Ps.1.0 per minute for these interconnection tariffs. The COFETEL set these tariffs based on the principle of Long Term Incremental Total Cost (CITLP for its acronym in Spanish).

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

44 of 140

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

The concession required us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We, among other terms, should comply with the capacity installation and geographic expansion commitment discussed above in order for the concession to remain in effect. As of December 31, 2011 we fulfilled all the material requirements required under the amendment, being released of any further capacity and/or geographic expansion commitments.

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

45 of 140

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

46 of 140

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

47 of 140

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

Local Interconnection

We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. As of December 31, 2011, the interconnection rate is Ps.0.1205 (U.S.$0.00975) per minute.

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

Through December 31, 2011, no material interconnection fees have been paid.

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

C.	Organizational structure

The following table set forth our subsidiaries as of December 31, 2011:

Name of the subsidiary	Jurisdiction of organization or incorporation	Percentage Ownership(1)
Maxcom Servicios Administrativos, S.A. de C.V.(2)	Mexico	99.9
Corporativo em Telecomunicaciones, S.A. de C.V. (2)	Mexico	99.9
Maxcom SF, S.A. de C.V.	Mexico	99.9
Maxcom TV, S.A. de C.V. (3)	Mexico	99.9
TECBTC, Estrategias de Promocion, S.A. de C.V.(2)(5)	Mexico	99.9
Outsourcing Operadora de Personal, S.A. de C.V. (2)(5)	Mexico	99.9
Asesores Telcoop, S.A. de C.V.(2)(5)	Mexico	99.9
Telereunión, S.A. de C.V.	Mexico	99.9
Telscape de Mexico, S.A. de C.V.	Mexico	99.9
Sierra Comunicaciones Globales, S.A.de C.V,	Mexico	99.9
Celmax Movil, S.A. de C.V. (3)	Mexico	99.9
Servicios MSF, S.A. de C.V.(2)(5)	Mexico	99.9
Maxcom USA, Inc.	USA	100
Sierra Communications, Inc.	USA	100
Fundacion Maxcom A.C. (4)	Mexico	99.9

49 of 140

This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders

1.	Percentage of equity owned by us directly or indirectly throught subsidiaries.
2.	Direct and indirect personnel subsidiaries.
3.	These companies are in pre-operational stage.
4.	A Mexican nonprofit foundation that will provide social services, such as education, culture and housing aids to people in need in the areas where we serve Fundación Maxcom is an unrestricted subsidiary and will not consolidate in our financial statements.
5.	Indirect subsidiaries

In October 2011, we incorporated Servicios MSF, S.A. de C.V. an indirect subsidiary that provides personnel services to Maxcom.

All of our subsidiaries are wholly-owned, directly or indirectly, by us.

All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.

In January 20, and November 16, 2011, Celmax Móvil, S.A. de C.V., and Servicios MSF, S.A. de C.V., respectively, were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.

D. Property, plant and equipment

The majority of our assets are allocated to telephone network systems and equipment and are mainly related to or a part of our telecommunications network that as of December 31, 2011, encompasses 892 route kilometers of metropolitan fiber optic cable and over 4,888 kilometers of high-quality copper loops capable of high speed data transmission. We have in service four state-of-the-art Lucent Technologies 5ESS switches located in the cities of Mexico City (two switches), Puebla and Queretaro and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel located in Monterrey. We also operate a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 6,426- kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

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

50 of 140

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

On August 1, 2008, we renewed the lease of a warehouse comprised of 28,616 square feet for a 3-year term that expires on July 31, 2013. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2009, to add an on-site vault to our warehouse.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

All peso amounts for the year ended December 31, 2008 and henceforth are presented in nominal pesos. You should read the following discussion and analysis in conjunction with the audited consolidated financial statements as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2011, which was Ps.13.98 per U.S.$1.00 as reported by the Banco de México (Central Bank of México). Sums may not add due to rounding.

The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the financial statements.

Our financial statements, which appear elsewhere in this annual report for the years ended December 31, 2011, 2010 and 2009 have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which we refer to as MFRS or NIF (for its initials in Spanish). Pursuant to MFRS, we have prepared the financial statements and the selected financial data presented below in accordance with Statement B-10 of the Mexican Institute of Public Accountants (MIPA), which up to December 31, 2007 provided for the recognition of the effects of inflation. MFRS differ in certain significant aspects from U.S. GAAP (Generally Accepted Accounting Principles in the United States). See note 21 to the financial statements for the years ended 2009, 2010 and 2011 for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

Our financial statements have been prepared in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions. See “Critical Accounting Policies — Effect of Inflation on Financial Information.” Financial statements for 2007 and prior years are expressed in constant pesos as of December 31, 2007 the last date when the restatement was made according to the previous Statement B-10 “Recognition of the Effect of Inflation in Financial Information” which was replaced by NIF B-10, Effects of Inflation. The new NIF B-10, Effects of Inflation does not require the financial statements for 2008 and the following years to be restated, as long as the accumulated inflation for the last three years ended is not 26% or higher. The rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 3.8% in 2007, 6.5% in 2008, 3.6% in 2009, 4.4% in 2010 and 3.8% in 2011.

51 of 140

Recent Developments

Appointment of new of our Chief Executive Officer.

On February 23, 2011, the Board of Directors accepted the resignation of Mr. William Nazaret as Chief Executive Officer and appointed Mr. Salvador Álvarez Valdés as new Chief Executive Officer who took position to the office on March 7, 2011.

Formation of our Board of Directors, Audit and Corporate Practices Committee and the Operating Advisory Committee.

On April 20, 2012, through a General Shareholders Meeting, the shareholders of Maxcom ratified the appointment of all the directors of the Company.

Mr. Jacques Gliksberg was reelected as  Chairman of the Board of Directors of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Directors.

On the same shareholders meeting, the shareholders approved the designation of Adrian Aguirre Gomez and Eduardo Augusto Jose Molina Llovera as new members of the Audit Committee and   approved the designation of Juan Miguel Gandoulf Castellanos replacing Jorge Garcia Segovia who resigned as Chairman of the Audit Committee.

All the members of the Operating Advisory Committee were reelected.

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

A. Operating Results

Devaluation and Inflation

Relative to the U.S. dollar, the peso depreciated 13.2% in 2011, appreciated 5.4% in 2010, appreciated 3.5% in 2009, depreciated 24.6% in 2008, appreciated 0.1% in 2007. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

52 of 140

Year Ended December 31	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate*	Gross International Reserves as of the End of Each Year (Billion)

2011	3.8%	4.2%	3.9%	U.S.$	149.2
2010	4.4%	4.4%	5.4%	U.S.$	120.6
2009	3.6%	5.4%	(6.2)%	U.S.$	99.9
2008	6.5%	7.7%	1.2%	U.S.$	95.3
2007	3.8%	7.2%	3.3%	U.S.$	87.2

Source: Central Bank of Mexico

*	The Central Bank of Mexico no longer publishes the Mexican GDP and/or its variations according to the calculation methodology used for the figures presented for the year ended December 2007, hence calculation methodology for the figures for the years ended December 31, 2011, 2010, 2009 and 2008 differs.

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

Impact of Foreign Currency Fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2011, the amount of debt denominated in U.S. dollars was Ps.2,810.1 million.

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

53 of 140

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

At December 31, 2011, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

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

54 of 140

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

55 of 140

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

56 of 140

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

In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2011, our provision for bad debt was Ps.504.6 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

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

Revenues from interconnection services are recognized on accrued basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony company and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, Maxcom or the other party is subject to a charge per minute. The allowed aforementioned percentage of imbalance was 5% during 2011, 2010, 2009, 2008 and 2007.

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

57 of 140

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

58 of 140

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

As of December 31, 2011, no impairment charges were recognized as a result of such impairment test.

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

As of December 31, 2011, we had cumulative tax losses in aggregate of Ps.1,574.2 million that will be carried forward against future taxable income as follows:

59 of 140

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
2011	Ps.	185,913	2021
2010		3,505	2020
2008		483,103	2018
2007		292,439	2017
2006		80,663	2016
2005		135,683	2015
2004		86,611	2014
2003		38,533	2013
2002		267,758	2012

Total	Ps.	1,574,208

Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax. Both taxes recognize the effects of inflation.

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2011 and 2010 have been recorded on the Income Tax basis.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with MFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2011	2010	2009
Net revenues	100%	100%	100%
Operating cost and expenses:
Network
operating costs	32.4	43.5	44.1
Selling, general and administrative expenses	33.8	30.7	31.2
Depreciation and amortization	28.6	27.2	25.0
Total operating cost and expenses	94.9	101.4	100.3
Operating profit (loss)	5.1	(1.4)	(0.3)
Other expenses:
Other expenses	(4.8)	(2.5)	(2.1)
Restructuring charges	(0.5)	(2.6)	(0.3)
Impairment of long-lived assets	—	(20.5)	—
Comprehensive cost of financing	22.9	9.1	11.6
Income tax	0.7	(9.8)	2.4
Net loss (income) for the year	22.6%	46.0%	11.8%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues

Our net revenues decreased 7.8%, from Ps.2,577.4 million in 2010 to Ps.2,375.9 million in 2011. The decrease primarily resulted from:

60 of 140

•	Residential revenues represented 41.9% of total revenues during 2011, compared with 40.3% in the previous year of 2010. Revenues in the residential business reached Ps.994.7 million in 2011, a decrease of 4.3% or Ps.45.2 million in comparison to Ps.1,039.9 million in 2010. The decrease in revenues is a combination of an decrease in voice services by approximately Ps.134.6 million, an increase in paid TV services by approximately Ps.31.1 million, an increase in data revenues by approximately Ps.58.4 million and an decrease in mobile services by Ps.0.1 million.

•	Commercial revenues represented 25.5% of total revenues during 2011, compared with 27.0% in 2010. Revenues in the commercial business totaled Ps.607.0 million in 2011, a decrease of 12.4% or Ps.85.8 million in comparison to Ps.692.7 million in the year 2010. This decrease in revenues was explained by a decrease of Ps.94.4 million in voice services and a increase of Ps.8.6 million in data services.

•	Public Telephony represented 9.8% of total revenues during 2011 in comparison with 14.7% in 2010. Revenues in this segment totaled Ps.232.8 million in 2011, a decrease of 38.5% compared to Ps.378.3 million in 2010. The decrease in the public telephony business was primarily driven by the availability of the number of public telephones and a decrease in the average usage per phone.

•	In 2011, wholesale revenues totaled Ps.526.9 million, an increase of 16.3% in comparison to Ps.452.9 million in the same period in 2010. The increase in the wholesale business was mainly driven by higher traffic.

•	Revenue from other services accounted for 0.6% or Ps.14.6 million of total revenues in 2010 an increase, from the Ps.13.4 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2011		2010		%
	(In millions)
Residential	Ps.	994.7	Ps.	1,040.0	(4.3)%
Commercial		607.0		692.7	(12.3)%
Public Telephony		232.8		378.4	(38.4)%
Wholesale		526.9		452.9	16.3%
Other Revenue		14.6		13.4	8.9%
Total revenues	Ps.	2,375.9	Ps.	2,577.4	(7.8)%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2011		2010		%
	(In millions)

Monthly charges	Ps.	125.3	Ps.	158.2	(20.8)%
Usage		175.2		229.9	(23.8)%
Subtotal		300.5		388.1	(22.6)%
Non-recurring		6.5		3.7	75.6%
Total	Ps.	307.1	Ps.	391.8	(21.6)%

Total ARPU (we calculate average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 21.6% from Ps.391.8 in 2010 to Ps.307.1 in 2011. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 20.8% from Ps.158.2 in 2010 to Ps.125.3 in 2011; (ii) a 23.8% decrease in usage from Ps.229.9 in 2010 to Ps.175.2 in 2011; and (iii) a 76.6% increase in non-recurring charges from Ps.3.7 in 2010 to Ps.6.5 in 2011.

61 of 140

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2011, we reduced a total of 1,100 revenue generating units. As of December 31, 2011, Maxcom reported a total of 555,464 RGUs, a decrease of 0.2% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2011 and 2010 and the percentage variation:

	At December 31
	2011	2010	%
Residential	424,121	417,756	1.5%
Commercial	67,826	68,600	(1.1)%
Public Telephony	37,769	41,124	(8.1)%
Wholesale lines	25,748	29,084	(11.4)%
Total lines	555,464	556,564	(0.1)%

Operating Costs and Expenses

Our operating costs and expenses decreased 13.8% from Ps.2,614.7 million in 2010 to Ps.2,254.0 million in 2011. This decrease was primarily the result of:

•	a Ps.346.9 million, or 35.1% decrease in network operating services resulting mainly from:

o	a Ps.124.9 million lower fixed-to-mobile interconnection costs.

o	a Ps.107.0 million lower fixed-to-mobile national interconnection costs.

o	a Ps.70.1 million decrease related to long distance interconnection costs.

o	a Ps.69.2 million decrease related to public telephony, circuit and port leases and internet services.

o	This decrease was partially offset by a Ps.24.3 million increase mainly due to higher data and TV content cost.

•	a Ps.1.9 million, or 1.6% increase in technical expenses primarily due to:

o	a Ps.0.7 million decrease in insurance costs; and,

o	a Ps.1.2 million decrease in other technical expenses.

•	Installation expenses for 2011 decrease Ps.2.4 million or 18.2%.

•	a Ps.21.3 million, or 3.0% decrease in depreciation and amortization expenses mainly related to reduction on capital investments; and,

•	Selling, general and administrative expenses increase Ps.11.9 million, or 1.5% primarily due to:

o	a Ps.20.1 million decrease in salaries, wages and benefits;

o	a Ps.31.9 million in higher external advisors expenses and bad debt expenses.

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.543.7 million in 2011, a 132.8% increase compared to Ps.233.5 million in 2010.

62 of 140

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2011		2010		%
	(In millions)
Interest expense — Net	Ps.	(311.9)	Ps.	(310.6)	0.4%
Exchange gain (loss) — Net		(245.8)		73.3	(335.3)%
Capitalized interest		14.0		3.8	268.4%
Total comprehensive cost of financing	Ps.	(543.7)	Ps.	(233.5)	(132.8)%

The increase of comprehensive cost of financing was primarily due to:

•	a Ps.1.3 million or 0.4% increase in net interest paid and interest gain. For 2011 interest paid was Ps.9.9 million lower when compared to 2010, due to the change in exchange rate. For 2011 the interest gain was Ps.11.2 million lower than 2010 due to a lower cash investment;

•	a Ps.245.8 million exchange rate loss compared to a net exchange rate gain of Ps.73 million recognized in the same period last year mainly due to an depreciation of the Mexican peso of 13.1% during 2011 compared with a peso appreciation of 5.4% during 2010;

•	a Ps.10.2 million higher capitalized interest mainly due to an depreciation of the Mexican peso as previously explained.

Tax Provisions

We recorded a credit of Ps.16.6 million in taxes during 2011 mainly due to a tax provision of some companies of the group, compared to the debit of Ps.253.1 million registered in 2010, mainly derived from the impairment charge that was recognized in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues

Our net revenues increased 0.6%, from Ps.2,562.5 million in 2009 to Ps.2,577.4 million in 2010. The increase primarily resulted from:

•	Residential revenues represented 40.6% of total revenues during 2010, compared with 36.2% in the previous year of 2009. Revenues in the residential business reached Ps.1,039.9 million in 2010, an increase of 12.0% or Ps.111.2 million in comparison to Ps.928.7 million in 2009. The increase in revenues is a combination of an increase in voice services by approximately Ps.34.7 million, an increase in paid TV services by approximately Ps.48.3 million, an increase in data revenues by approximately Ps.27.1 million and an increase in mobile services by Ps.1.0 million.

•	Commercial revenues represented 27.0% of total revenues during 2010, compared with 30.7% in 2009. Revenues in the commercial business totaled Ps.692.7 million in 2010, a decrease of 12.1% or Ps.95.3 million in comparison to Ps.788 million in the year 2009. This decrease in revenues was explained by a decrease of Ps.73 million in voice services and a decrease of Ps.21.6 million in data services.

•	Public Telephony represented 14.8% of total revenues during 2010 in comparison with 17.9% in 2009. Revenues in this segment totaled Ps.378.3 million in 2010, a decrease of 17.9% compared to Ps.460.7 million in 2009. The decrease in the public telephony business was primarily driven by the availability of the number of public telephones and a decrease in the average usage per phone.

•	In 2010, wholesale revenues totaled Ps.452.9 million, an increase of 21.7% in comparison to Ps.372.2 million in the same period in 2009. The increase in the wholesale business was mainly driven by higher traffic.

•	Revenue from other services accounted for 0.5% or Ps.13.4 million of total revenues in 2010 an increase, from the Ps.12.9 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

63 of 140

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2010		2009		%
	(In millions)
Residential	Ps.	1,040.0	Ps.	928.7	12.0%
Commercial		692.7		788.0	(12.1)%
Public Telephony		378.4		460.7	(17.9)%
Wholesale		452.9		372.2	21.7%
Other Revenue		13.4		12.9	3.5%
Total revenues	Ps.	2,577.4	Ps.	2,562.5	0.6%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2010		2009		%
	(In millions)

Monthly charges	Ps.	158.2	Ps.	161.9	(2.3)%
Usage		229.9		249.4	(7.8)%
Subtotal		388.1		411.39	(5.6)%
Non-recurring		3.7		5.2	(28.8)%
Total	Ps.	391.8	Ps.	415.3	(5.6)%

Total ARPU decreased 5.6% from Ps.415.3 in 2009 to Ps.391.8 in 2010. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 2.3% from Ps.161.9 in 2009 to Ps.158.2 in 2010; (ii) a 7.8% decrease in usage from Ps.249.4 in 2009 to Ps.229.9 in 2010; and (iii) a 28.8% decrease in non-recurring charges from Ps.5.2 in 2009 to Ps.3.7 in 2010.

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

64 of 140

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

65 of 140

B. Liquidity and capital resources

Financing Sources and Liquidity

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2011, we had Ps.396.9 million (U.S.$28.4 million) of cash and cash equivalents. As of December 31, 2011 we had Ps.601.9 million (U.S.$43.1 million) in working capital as defined by us (see footnote (1) for the definition). We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps.425.1 million (U.S.$33.1 million) of cash during 2012 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps.21.4 million (U.S.$2.0 million) as of January 31, 2011. As of December 31, 2011 the estimated cost remaining to conclude the network build out construction in progress was Ps.48.8 million and management expects to conclude them before December 31, 2012.

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

The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2011, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014. The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (ii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (no such stock was outstanding as of December 31, 2009) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

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

66 of 140

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

Indebtedness

Our consolidated debt as of December 31, 2011 was Ps.2,810.1 million (U.S.$201.0 million), of which Ps.2,795.7 million (U.S.$200.0 million) was long-term debt. Ps.2,810.1 million (U.S.$201.0 million) of our consolidated debt outstanding as of December 31, 2011 was denominated in U.S. dollars. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 3.5:1.0 as of December 31, 2011.

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

The following table presents a breakdown of our consolidated debt for 2011 and 2010:

	As of December 31, 2011(1)				As of December 31, 2010(2)
	Pesos		Dollars		Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	9,116.0	U.S.$	—	Ps.	6,613.4	U.S.$	—
Vendor financing denominated in dollars				—		—		—
Total vendor financing		9,116.0		—		6,613.4		—
Long Term Payable Notes Denominated in U.S. Dollars:
U.S.$175 million senior secured notes (U.S.$150 million issued on December 20, 2006 and U.S.$25 million issued on January 10, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		2,795,740.0		200,000.0		2,471,420.0		199,953.1
Accrued interest		14,372.0		1,028.1		12,705.0		1,027.9
Total long term payable bonds denominated in U.S. dollars	Ps.	2,810,112.0	U.S.$	201,028.1	Ps.	2,484,125.0	U.S.$	200,981.0

67 of 140

(1)	Nominal pesos as of December 31, 2011. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.98 per U.S.$1.00 as reported by the Banco de México on December 30, 2011. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)	Constant pesos as of December 31, 2010. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.12.36 per U.S.$1.00 as reported by the Banco de México on December 31, 2010. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

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

	At December 31,
	2011		2010		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	760,979	Ps.	378,417	101.1%
Net resources used in investing activities		(438,397)		(712,686)	(38.5)%
Net resources (used in) provided by financing activities		(301,226)		(277,850)	8.4%

	At December 31,
	2010		2009		%
	(Thousands of constant pesos)
Net resources provided by operating activities	Ps.	378,417	Ps.	597,212	(36.6)%
Net resources used in investing activities		(712,686)		(909,989)	(21.7)%
Net resources (used in) provided by financing activities		(277,850)		(291,285)	(4.6)%

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under MFRS our earnings were insufficient to cover our fixed charges by Ps.540.8 million (U.S.$38.7 million) in 2011, Ps.910.5 million (U.S.$73.66 million) in 2010 and Ps.359.3 million (U.S.$27.5 million) in 2009.

As of December 31, 2011, we had Ps.396.6 million of cash and cash equivalents, compared to Ps.375.2 million in December 31, 2010.

68 of 140

Resources Provided by Operating Activities

For the year ended December 31, 2011, resources provided by operating activities was Ps.382.6 million higher than in 2010. This increase was mainly driven by a increase of Ps.206.1 million in cash generation as a result of a decrease of Ps.378.7 million of net loss and a decrease of Ps.172.6 million in non-cash items included in the net loss. In addition Ps.176.5 million increase in resources were result of changes in working capital items, as detailed below:

•	Ps.78.0 million increase in resources resulting from an increase in cash generation from accounts receivable when compared to the Ps.18.1 million used in 2010 with the Ps.59.9 million generated in 2011;

•	Ps.72.3 million increase in resources resulting from an increase in liabilities when compared the Ps.127.0 million resources used in 2010 with the Ps.54.7 million resources used in 2011; and

•	Ps.26.1 million increase in resources resulting from a decrease in inventory, when compared to the Ps.9.3 million used in 2010 with the Ps.16.8 million generated in 2011.

For the year ended December 31, 2010, resources used by operating activities was Ps.218.8 million lower than in 2009. This decrease was mainly driven by a decrease of Ps.20.6 million as a result of an increase of Ps.566.7 million of net loss and an increase of Ps.546.1 million in non-cash items included in the net loss. In addition Ps.198.2 million decrease in resources were result of changes in working capital items, as detailed below:

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

For the year ended December 31, 2009, resources used by operating activities was Ps.383.4 million higher than in 2008. This increase was mainly driven by a Ps.610.1 million decrease in resources generation, as a result of Ps.306.4 million decrease, year over year, in Net loss and Ps.916.4 million decrease in non-cash items.

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

Resources Provided by Financing Activities

For the year ended December 31, 2011, net resources generated by financing activities decreased by Ps.23.4 million compared to 2010. This decrease was mainly due to:

•	Ps.3.8 million used to the payment for the senior notes interest,

•	Ps.0.7 million generated from the stock option program in 2011;

•	Ps.9.1 million used for the vendor financing in 2011;

69 of 140

•	Ps.9.8 million used for shares repurchase program.

For the year ended December 31, 2010, net resources generated by financing activities increased by Ps.13.4 million compared to 2009. This decrease was mainly due to:

•	Ps.10.9 million used to the payment for the senior notes interest,

•	Ps.12.4 million generated from the stock option program in 2010;

•	Ps.4.4 million generated from the vendor financing in 2010;

•	Ps.2.5 million generated from shares repurchase program and other financing activities in 2010; and

•	Ps.5.0 million generated from other financing activities.

For the year ended December 31, 2009, net resources generated by financing activities decreased by Ps.23.5 million compared to 2008. This decrease was mainly due to:

•	Ps.66.7 million used to the payment for the senior notes interest,

•	Ps.63.7 million generated from the stock option program in 2009;

•	Ps.4.1 million generated from the vendor financing in 2009; and

•	Ps.630.3 million decrease due to the Mexican peso appreciation during 2009, resulting in a net effect of Ps.95.9 million compared to the depreciation of the Mexican peso during 2008, resulting in a net effect of Ps.534.4 million.

•	Ps.28.6 million generated from shares repurchase program and other financing activities in 2009;

•	Ps. 6.3 used in other financing activities.

Resources Used for Investing Activities

For the year ended December 31, 2011, net resources used for investing activities increased Ps.274.3 million. This decrease was mainly attributable to a decrease in investment in telephone equipment.

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

Capital Expenditures

Through December 31, 2011, we have invested Ps.10,278.4 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.143.9 million paid to obtain all of our frequency rights. Our 2011 capital expenditures amounted to Ps.438.4 million (U.S.$31.4 million) and our expected capital expenditures for 2012 are approximately Ps.426.0 million (U.S.33.1 million) which will be funded with the cash generated from the operating activities.

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

70 of 140

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

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated

2011	103.551	3.82%	12.26%
2010	144.639	4.40%	15.19%
2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	13.10%

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

71 of 140

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

Principal Differences between MFRS and U.S. GAAP

The financial information included in this annual report is prepared and presented in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See note 21 to the consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP applicable to us; for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2011 and 2010; for a reconciliation of our net income (loss) for each of the years ended December 31, 2011, 2010 and 2009 and for a description of the principal differences in classification between the statements of cash flows as of December 31, 2011, 2010 and 2009 under MFRS and the requirements under U.S. GAAP for statements of cash flows.

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

72 of 140

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

73 of 140

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

74 of 140

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

75 of 140

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

76 of 140

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

F. Tabular disclosure of contractual obligations

The following table summarizes our minimum payments as of December 31, 2011 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	(In thousands of pesos)
Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,795,740.0	Ps.	—	Ps.	2,795,740.0	Ps.	—	Ps.	—
Capital (Finance) Lease Obligation		—		—		—		—		—
Vendor Financing		—		—		—		—		—
Capital Lease and Vendor Financing Accrued Interest at December 31, 2010		10,675.6		3,829.4		6,846.2		—		—
Accounts Payable to Grupo VAC**		26,267.2		1,276.1		2,552.3		2,552.3		19,886.5
Debt Obligations Interest		971,028.9		337,749.2		633,279.7		—		—
Operating Lease Obligation		263,970.3		61,141.0		96,923.1		105,906.2		—
Interest to Account Payable to Grupo VAC**		21,849.1		2,067.3		3,826.5		3,415.6		12,539.6
Total	Ps.	4,089,531.1	Ps.	406,063.0	Ps.	3,539,167.8	Ps.	111,874.1	Ps.	32,426.1

77 of 140

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

**	For further information see “Item 4. Information on the Company — B. Business overview-Legal Matters and Administrative Proceedings-Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation”

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

On April 20, 2012, through a General Shareholders Meeting, the shareholders of Maxcom ratified the appointment of all the directors of the Company.

Mr. Jacques Gliksberg was reelected as Chairman of the Board of Directors of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Director.

On the same shareholders meeting, the shareholders approved the designation of Adrian Aguirre Gomez and Eduardo Augusto Jose Molina Llovera as new members of the Audit Committee and   approved the designation of Juan Miguel Gandoulf Castellanos replacing Jorge Garcia Segovia who resigned as Chairman of the Audit Committee.

All the members of the Operating Advisory Committee were reelected.

Name	Age	Position
Jacques Gliksberg	54	Director and Chairman of the Board
Adrián Aguirre Gómez*	61	Director and Vice Chairman of the Board
Eduardo Vázquez	49	Director
Rodrigo Guerra Botello *	70	Director
Lorenzo Barrera Segovia *	53	Director
Juan Jaime Petersen Farah *	53	Director
Jorge Garcia Segovia *	54	Director
Eduardo Augusto José Molina Llovera *	63	Director
Juan Miguel Gandoulf Castellanos *	52	Director
Salvador Álvarez Valdés	46	Director (and also our CEO)

*	Independent Directors pursuant to New York Stock Exchange listing standards, applicable federal U.S. securities laws including Rule 10 A-3, and the Mexican Securities Market Law.

78 of 140

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

Adrián Aguirre Gómez and María Guadalupe Aguirre Gómez are siblings.

Adrian Aguirre Gomez  Juan Miguel Gandoulf Castellanos, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia, Jorge Garcia Segovia and Eduardo José Augusto Molina Llovera are independent directors.

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

Adrián Aguirre Gómez has been a Chairman of the board of Maxcom since March 1996. In December 2008 was appointed Vice President of the Board. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), INCO Energía, S.A. de C.V.  Fundacion Teletón  and Aurcana Corporation where he also sits in the Governance & Compensation Committee and Chairs the Audit Committee . . He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México.

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

79 of 140

Jorge García Segovia. Mr. García was appointed director since December 2008. He is currently member of the Board of Directors of Cemex México, S.A. de C.V., Compañía Minera Autlán, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de México, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo Leon, A.C., and he is the current Chairman of Club de Niños y Niñas de Nuevo Leon, A.B.P. In addition, Mr. García was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañías Cuauhtémoc, S.A. de C.V. Mr. García is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. García is also a certified financial adviser. He is also an Honorary Consul of the Slovakian Republic in Northeastern México.

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

Juan Miguel Gandoulf Castellanos. Mr. Gandoulf was appointed as director and member of the Audit and Corporate Practices Committee of Maxcom in April 2011. Mr. Gandoulf also serves as director and member of the Audit Committee of El Puerto de Liverpool, S.A.B. de C.V. since 2002.  Previously, since 2005, he has been CEO of Sagnes Constructores, S.A. de C.V. and since 2003 Mr. Gandoulf has been Treasurer of Colegio Franco Mexicano, A.C. From January 1994 to October 2003, Mr Gandoulf served as Administrative Manager of Eurotecno, S.A. de C.V. He also served in several positions in Fabricas de Francia, S.A. de C.V.  Mr. Gandoulf holds an accounting degree from the Universidad Autonoma de Guadalajara and a master’s degree in Business Administration from the United States International University at San Diego, Cal.

Senior Management

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

80 of 140

On February 23, 2011, the Board of Directors accepted the resignation of Mr. William Nazaret as Chief Executive Officer and appointed Mr. Salvador Álvarez Valdés as new Chief Executive Officer who took position to the office on March 7, 2011.

In September 2010, Mr. Miguel Cabredo Benites was appointed as Chief Financial Officer due to a resignation of Mr. Solbes.

In September, 2011, Mr. Luis Sarabia Ramirez was appointed as Chief Information Technology and Operating Officer of the Company.

Set forth below are the name, age, position and a description of the business experience of each of our executive officers not described above. The business address of our executive officers is that of our principal office.

Name	Age	Position
Salvador Álvarez Valdés	46	Chief Executive Officer
Miguel Cabredo Benites	47	Chief Financial Officer
Carlos Palacios de la Cruz	45	Chief Commercial Officer
Luis Sarabia Ramirez	53	Chief Information Technology and Operating Officer

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

Luis Sarabia Ramirez has been our Chief Operating Officer since September 2011. Mr. Sarabia has 30 years of experience in the IT industry. Prior to join Maxcom, he served as independent business consultant from 2010 to 2011, the Business Process Director of Grupo Interacciones from 2009 to 2010 and Financial Sector Sales Director of SAP de México. Mr. Sarabia has a computer science bachelor degree from Universidad Iberoamericana in Mexico, City.

B. Compensation

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.

We paid an aggregate of Ps.1.1 million in cash compensation to the members of our board of directors during 2011.

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

As of December 31, 2009, Maxcom has reserved an aggregate amount of 575,000 shares with respect to options issued for officers due to their performance for the years of 1998, 1999 and 2000. As of December 31, 2008, 575,000 options of this plan had been granted, of which 304,502 remain to be exercised and 256,094 are fully exercisable. Options are subject to a trust established on June 20, 1999 and managed by Banco Nacional de México, S.A. The exercise price of the options granted in accordance with the First Executive Stock Option Plan ranges from U.S.$8.70 to U.S.$12.55 per option. The First Stock Option Plan is no longer in effect.

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

Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met when they were measured on December 31, 2011.

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

82 of 140

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

C. Board practices

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were reelected or appointed at the general annual ordinary shareholders’ meeting held on April 20, 2012.

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

83 of 140

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

84 of 140

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

Operating Advisory Committee

Our operating advisory committee is responsible for advising the board on and overseeing Maxcom’s operations. In April 20, 2012, the shareholders’ meeting decided to reelected all the members of the Operating Advisory Committee.

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

85 of 140

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Our Company — Employees.”

E. Share ownership

Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of December 31, 2011.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	317,886,835	40.24%	285,886,834
Marco Viola(1)**	317,886,835	40.24%	285,886,834
Eduardo Vázquez (2)	71,382,446	9.03%	43,382,445
Jesus Gustavo Martinez (2)**	71,382,446	9.03%	43,382,445
Efrain Ruvalcaba (2)**	71,382,446	9.03%	43,382,445
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Salvador Alvarez	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
Eduardo Molina	*	*	—
All executive officers and directors as a group (14 persons)	389,269,281	49.27%	328,269,279

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

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

86 of 140

Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of March 30, 2012.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation(1)	317,886,835	40.24%	285,886,834
Nexus Maxcom Holdings (1)	317,886,835	40.24%	285,886,834

(1)	Based upon information set forth in the Schedule 13G/A filed on February 14, 2012, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC, Nexus Partners I, LLC, Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

In accordance with a report issued by The Bank Of New York, as of February 29, 2012 there were 3,188,333 ADSs being traded in the NYSE, through 15 record holders.

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

See “Item 4. Information on the Company — B. Business Overview — Legal Matters and Administrative Proceedings.”

88 of 140

Dividend Policy

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Dividend policy.”

B.  Significant changes

Designation of Guarantor.

On January 20, and November 16, 2011, Celmax Movil, S.A. de C.V., and Servicios MSF, S.A. de C.V., were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.

Formation of our Board of Directors and Audit and Corporate Practices Committee.

On April 20, 2012, through a General Shareholders Meeting, the shareholders of Maxcom ratified the appointment of all the directors of the Company.

Mr. Jacques Gliksberg was reelected as Chairman of the Board of Directors of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Director.

On the same shareholders meeting, the shareholders approved the designation of Adrian Aguirre Gomez and Eduardo Augusto Jose Molina Llovera as new members of the Audit Committee and   approved the designation of Juan Miguel Gandoulf Castellanos replacing Jorge Garcia Segovia who resigned as Chairman of the Audit Committee.

All the members of the Operating Advisory Committee were reelected.

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

The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

89 of 140

	Mexican Stock Exchange (Mexican pesos per CPO)				New York Stock Exchange (U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2012 (through April 17, 2012)	Ps.	3.87	Ps.	2.90	$2.07	$1.59
2011		6.77		2.71	4.00	1.05
2010		11.74		5.99	6.49	3.24
2009		12.40		4.20	6.49	1.70
2008		23.70		5.29	16.03	2.16
2007		31.00		19.00	19.98	12.17

Quarterly Highs and Lows:
2012:
First Quarter	Ps.	3.87	Ps.	2.90	$2.07	$1.53
Second Quarter (through April 17, 2012)		3.30		2.92	1.78	1.52
2011:
First Quarter	Ps.	6.77	Ps.	5.72	$4.00	$3.00
Second Quarter		6.30		4.48	3.70	1.07
Third Quarter		4.94		2.71	2.97	1.56
Fourth Quarter		4.20		2.38	2.15	1.05
2010:
First Quarter	Ps.	12.10	Ps.	8.20	$6.58	$4.32
Second Quarter		9.11		6.97	5.24	3.76
Third Quarter		8.06		5.99	4.47	3.24
Fourth Quarter		7.27		6.25	4.06	3.35
2009:
First Quarter	Ps.	8.35	Ps.	4.20	$4.26	$1.86
Second Quarter		6.90		4.51	3.50	1.70
Third Quarter		7.50		4.95	3.99	2.52
Fourth Quarter		12.40		6.00	6.49	3.14
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter		23.70		16.10	16.03	9.44
Third Quarter		18.91		11.00	12.75	7.01
Fourth Quarter		12.86		5.29	8.00	2.16
2007:
Fourth Quarter (beginning October 19, 2007)	Ps.	31.00	Ps.	19.00	$19.98	$12.17

Monthly 2012:
January	Ps.	3.73	Ps.	3.30	$1.86	$1.53
February		3.87		2.90	2.07	1.59
March		3.46		3.01	1.84	1.66
Monthly 2011:
January	Ps.	6.55	Ps.	6.12	$4.00	$3.00
February		6.77		5.72	3.81	3.15
March		6.39		5.78	3.65	3.16
April		6.30		5.16	3.70	2.97
May		5.41		4.68	3.29	2.61
June		4.96		4.48	2.86	1.07
July		4.94		4.02	2.97	2.41
August		4.30		3.22	2.40	1.56
September		3.79		2.71	2.09	1.35
October		2.92		2.38	1.55	1.05
November		4.20		2.40	2.15	1.16
December		3.74		3.15	2.08	1.40
Monthly 2010:
January	Ps.	12.10	Ps.	9.50	$6.58	$4.92
February		10.85		9.60	5.87	5.00
March		10.55		8.20	5.86	4.32
April		9.40		8.00	4.36	4.45
May		8.22		6.85	4.64	3.00
June		8.30		6.97	4.43	3.76
July		6.95		6.07	3.86	3.40
August		8.06		5.99	4.47	3.24
September		7.47		6.61	4.09	3.55
October		7.00		6.34	3.86	3.52
November		7.27		6.33	4.06	3.41
December		7.11		6.25	3.94	3.35
Monthly 2009:
January	Ps.	8.35	Ps.	6.20	$4.26	$3.03
February		7.50		5.80	3.43	2.74
March		6.19		4.20	2.90	1.86
April		6.50		4.55	3.06	2.13
May		6.90		4.51	3.50	1.70
June		6.53		5.06	3.45	2.61
July		5.80		4.95	3.04	2.52
August		7.28		4.99	3.87	2.65
September		7.50		6.10	3.99	3.07
October		7.60		6.00	4.04	3.14
November		8.70		6.04	4.67	3.20
December		12.40		8.45	6.49	4.02
2008:
January	Ps.	19.94	Ps.	16.50	$12.90	$9.89
February		20.39		18.53	13.25	11.76
March		19.28		17.29	12.52	11.02
April		19.20		16.38	12.53	9.44
May		21.80		16.10	14.66	10.61
June		23.70		17.51	16.03	11.79
July		18.91		14.10	12.75	9.73
August		14.54		11.05	10.02	7.60
September		14.39		11.00	9.56	7.01
October		12.86		5.80	8.00	2.52
November		8.90		5.29	5.03	2.16
December		9.00		7.16	4.66	3.55
2007:
October (beginning October 19, 2007)	Ps.	31.00	Ps.	26.60	$19.98	$17.01
November		27.70		22.67	18.80	14.35
December		26.32		19.00	17.83	12.17

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

91 of 140

Maxcom was formed for the purpose of installing, operating and exploiting a public telecommunications network granted by the Mexican federal government for the provision of local and long-distance telephone services.

Maxcom’s corporate purposes are found under Article Two of its bylaws. The duration of Maxcom’s existence under our bylaws is indefinite.

The following table sets forth our capital structure as of December 31, 2011:

Class of Shares	Number of Shares	% of Total Capital Structure
Series A common stock	789,818,829	100%
Total	789,818,829	100%

We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of December 31, 2011, we have issued neutral investment shares representing approximately 91.65% of our total capital stock. Our Series A common stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock.

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

92 of 140

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

93 of 140

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

94 of 140

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

95 of 140

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

96 of 140

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

97 of 140

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

98 of 140

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

99 of 140

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

100 of 140

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

101 of 140

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

102 of 140

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

103 of 140

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

104 of 140

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

105 of 140

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

106 of 140

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

107 of 140

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

108 of 140

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

109 of 140

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

110 of 140

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

111 of 140

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

112 of 140

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

113 of 140

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

114 of 140

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

115 of 140

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

116 of 140

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

117 of 140

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

118 of 140

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

This summary is based on the aforementioned laws in effect on January 1, 2011, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.

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

United States of America/Mexico and Other Tax Treaties

Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related Protocol thereto, and a second Protocol effective July 22, 2003, which we refer to collectively as the Tax Treaty, that may affect the taxation of certain Foreign Holders that are United States of America holders of the senior notes, CPOs or ADSs, are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 43 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 43 countries, including Canada, Italy, The Netherlands and Japan, among others.

119 of 140

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

During fiscal year 2011, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2012, such treaties are not expected to have any material effect on the Mexican tax consequences described.

Under the Mexican Income Tax Law, payments of principal made by us in respect of the senior notes to a Foreign Holder will not be subject to a Mexican withholding tax.

120 of 140

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

121 of 140

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

At December 31, 2011, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

122 of 140

Interest Rate Risk

At December 31, 2011, the senior notes due 2014 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.

Foreign Exchange Risk

Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2011 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S.$150 million dollar denominated interest coupons to be paid during the period from June 2008 to December 2010 with respect to our senior notes due 2014.

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2011, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.7.7 million over a one-year period.

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

3. Fees and Expenses

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

123 of 140

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

4.      The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Maxcom is not in default under any of its obligations nor is any payment of dividends in arrears.

124 of 140

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management has concluded that the Company’s internal control over financial reporting as of December 31, 2011 was effective.

125 of 140

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG Cárdenas Dosal, S.C., our independent registered public accounting firm, as stated in their attestation report which appears below under Item 15(c), Attestation Report of the Independent Registered Public Accounting Firm.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Juan Miguel Gandoulf Castellanos is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. Gandoulf is an independent director of the board. Mr. Gandoulf is also “independent” in accordance with the NYSE listing standards and applicable SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by KPMG Cárdenas Dosal, S.C. for each of the fiscal years ended December 31, 2011 and 2010:

	Year Ended December 31
	2011		2010
	(In millions)
Audit Fees(1)	Ps.	5.6	Ps.	6.6
All Other Fees (2)	Ps.	0.0	Ps.	0.0
Total	Ps.	5.6	Ps.	6.6

(1)	Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory, annual reporting audit requirements and internal control over financial reporting.

(2)	Other Fees includes fees for advisory and training services.

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

127 of 140

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

During the fiscal year ended December 31, 2011 we purchased a total amount 438,300 CPOs in the BMV, through the Company´s stock repurchase program. The detail of the purchases is as follows:

		Total number of	Average price paid		Total number of CPOs purchased for the repurchase	Approximate value of CPOs that may yet be purchased under the
Period	Dates	CPOs purchased	per CPO (1)		program	repurchase program (2)
2008:
January	—	—		—	—		—
February	—	—		—	—		—
March	—	—		—	—	Ps.	36.2
April	From April 15 to April 29, 2008	1,841,900	Ps.	17.7094	1,841,900	Ps.	29.2
May	From May 5 to May 30, 2008	2,198,800	Ps.	18.3854	2,198,800	Ps.	24.5
June	From June 3 to June 30, 2008	702,800	Ps.	19.4713	702,800	Ps.	22.2
July	From July 2 to July 31, 2008	387,100	Ps.	16.8034	387,100	Ps.	18.1
August	From August 1 to August 28, 2008	580,800	Ps.	12.9328	580,800	Ps.	11.1
September	From September 9 to September 29, 2008	272,800	Ps.	12.4724	272,800	Ps.	10.9
October	From October 1 to October 27, 2008	388,800	Ps.	9.8259	388,800	Ps.	9.1
November	From November 4 to November 21, 2008	89,900	Ps.	7.0312	89,900	Ps.	8.5
December	From December 1 to December 31, 2008	147,100	Ps.	7.8380	147,100	Ps.	8.5
2009:
January	From January 7 to January 29, 2009	196,200	Ps.	7.0726	196,200	Ps.	7.8
February	—	—		—	—		—
March	—	—		—	—		—
April	—	—		—	—		—
May	—	—		—	—		—
June	—	—		—	—		—
July	From July 30 to July 31, 2009	160,100	Ps.	5.1756	160,100	Ps.	7.9
August	From August 4 to August 26, 2009	547,100	Ps.	5.7586	547,100	Ps.	7.6
September	From September 9 to September 30, 2009	352,300	Ps.	6.9345	352,300	Ps.	7.6
October	From October 1 to October 26, 2009	309,300	Ps.	6.9268	309,300	Ps.	7.7
November	From November 3 to November 11, 2009	30,000	Ps.	6.3680	30,000	Ps.	8.1
December	From December 1 to December 31, 2009	250,500	Ps.	9.5015	250,500	Ps.	7.0
2010:
January	From January 11 to January 14, 2010	96,200	Ps.	11.0100	96,200	Ps.	7.7
February	—	—		—	—		—
March	—	—		—	—		—
April	—	—		—	—		—
May	—	—		—	—		—
June	—	—		—	—		—
July	—	—		—	—		—
August	—	—		—	—		—
September	—	—		—	—		—
October	—	—		—	—		—
November	—	—		—	—		—
December	—	—		—	—		—
2011:
January	—	—		—	—		—
February	—	—		—	—		—
March	—	—		—	—		—
April	From April 5 to April 11, 2011	413,300	Ps.	5.9044	413,300	Ps.	17.5

May	—	—		—	—		—
June	—	—		—	—		—
July	—	—		—	—		—
August	—	—		—	—		—
September	—	—		—	—		—
October	—	—		—	—		—
November	—	—		—	—		—
December	From December 5 to December 5, 2011	25,000	Ps.	3.3500	25,000	Ps.	19.7

128 of 140

(1)	Average price paid is presented in nominal pesos.

(2)	Approximate value of CPOs that may yet be purchased under the repurchase program is presented in millions of nominal pesos.

Since December 6, 2011 the Company has not made any further purchase of CPOs or ADSs. Historically the repurchase program has only traded CPOs. The repurchase program does not have a set date for expiration, but it is limited to the Ps.36.2 million (US$2.7 million) approved by the shareholders.

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

129 of 140

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

December 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended. December 31, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with Mexican Financial Reporting Standards.

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

KPMG Cardenas Dosal, S. C.

Manuel Jimenez Lara

Mexico City, Mexico

April 25, 2012

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(Thousands of Mexican Pesos — Note 5)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$396,580	$375,224
Derivative financial instruments (Note 13)	50,501	3
Accounts receivable:
Customers, net of allowance for doubtful accounts of $504,570 and $316,018 for 2011 and 2010, respectively	654,740	714,661
Value added tax recoverable	182,553	206,744
Other accounts receivable	46,236	67,719
	883,529	989,124
Inventory — Net	8,895	25,678
Prepaid expenses — Net	25,109	31,647
Total current assets	1,364,614	1,421,676
Long lived assets:
Telephone network systems and equipment — Net (Note 7)	4,113,874	4,391,993
Intangible assets — Net (Note 8)	156,240	213,212
Frequency rights — Net (Note 9)	40,240	47,282
Other assets:
Deferred income taxes — Net (Note 19)	19,612	—
Prepaid expenses — Net	—	6,881
Guaranty deposits	7,709	7,526
Derivative financial instruments (Note 13)	54,459	—
Other assets	2,151	2,151
Total assets	$5,758,899	$6,090,721
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$215,773	$346,204
Accruals	19,701	33,724
Current installments of obligations under capital leases	2,975	1,693
Customer deposits	2,051	2,158
Other taxes payable	128,625	94,403
Accrued interests (Note 11)	14,372	12,705
Total current liabilities	383,497	490,887
Long-term liabilities :
Derivative financial instruments (note 13)	—	5,137
Senior notes (Note 11)	2,795,740	2,471,420
Installments of obligations under capital leases	6,141	4,920
Other accounts payable	78,902	91,782
Labor obligations upon retirement (Note 14)	35,565	27,294
Deferred income taxes – net (note 19)	—	8,755
Total long-term liabilities	2,916,348	2,069,308
Total liabilities	3,299,845	3,100,195
Shareholders’ equity (Notes 15 and 16) :
Capital stock	5,410,244	5,410,244
Additional paid-in capital	817,054	813,135
Accumulated deficit	(3,768,244)	(3,231,791)
Repurchase of shares	—	(1,062)
Total shareholders’ equity	2,459,054	2,990,526
Commitments and contingencies (Note 20)
Total liabilities and shareholders’ equity	$5,758,899	$6,090,721

The accompanying 23 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on April 25, 2012.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2011, 2010 and 2009

(Thousands of Mexican Pesos, except share data — Note 5)

	2011	2010	2009
Net revenues (Note 17)	$2,375,941	2,577,392	2,562,570
Operating costs and expenses (Note 10):
Network operating costs	(770,257)	(1,121,541)	(1,131,353)
Selling, general and administrative expenses	(803,019)	(791,142)	(798,986)
Depreciation and amortization	(680,678)	(701,975)	(639,398)
Total operating costs and expenses	(2,253,954)	(2,614,658)	(2,569,737)
Operating (loss) income	121,987	(37,266)	(7,167)
Other expenses:
Other expenses	(114,495)	(64,353)	(50,559)
Restructuring charges (Notes 5(n) and 14)	(11,890)	(66,721)	(7,282)
Impairment of long-lived assets (Note 5)	—	(528,672)	—
Employees’ statutory profit sharing (Note 19)	(5,012)	(1,334)	(3,292)
Other expenses, net	(131,397)	(661,080)	(61,133)
Comprehensive financing cost — Net (Note 18)	(543,684)	(233,472)	(296,795)
(Loss) income before income taxes	(553,094)	(931,818)	(365,095)
Income taxes (Note 19):
Current tax expense	(11,726)	(13,982)	(7,934)
Deferred tax benefit (expense)	28,367	(239,079)	69,471
Total income tax benefit (expense)	16,641	(253,061)	61,537
Net (loss) income for the year	$(536,453)	(1,184,879)	(303,558)
(Loss) earnings per share (Note 5t):
Basic (loss) earnings per common share (pesos)	$(0.68)	(1.50)	(0.38)
Diluted earnings per common share (pesos)	$—	—	—
Weighted average basic shares (thousands)	789,819	789,819	789,819
Weighted average diluted shares (thousands)	812,882	833,588	833,543

The accompanying 23 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on April 25, 2012.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2011, 2010 and 2009

(Thousands of Mexican Pesos — Note 5)

	Capital Stock	Additional paid-in capital	Retained earnings (deficit)	Repurchase of shares	Total stockholders’ equity
Balances as of December 31, 2008	$5,410,244	816,443	(1,705,231)	(20,287)	4,501,169
Stock option plan (Notes 15 and 16)	—	(7,877)	—	—	(7,877)
Repurchase of shares (Note 15)	—	—	—	8,362	8,362
Comprehensive net loss (Note 15)	—	—	(341,681)	—	(341,681)
Balances as of December 31, 2009	5,410,244	808,566	(2,046,912)	(11,925)	4,159,973
Stock option plan (Notes 15 and 16)	—	4,569	—	—	4,569
Repurchase of shares (Note 15)	—	—	—	10,863	10,863
Comprehensive net loss (Note 15)	—	—	(1,184,879)	—	(1,184,879)
Balances as of December 31, 2010	5,410,244	813,135	(3,231,791)	(1,062)	2,990,526
Stock option plan (Notes 15 and 16)	—	3,919	—	—	3,919
Repurchase of shares (Note 15)	—	—	—	1,062	1,062
Comprehensive net loss	—	—	(536,453)	—	(536,453)
Balances as of December 31, 2011	$5,410,244	817,054	(3,768,244)	—	2,459,054

The accompanying 23 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on April 25, 2012.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2011, 2010 and 2009

(Thousands of Mexican Pesos — Note 5)

	2011	2010	2009
Cash flows from operating activities:
Loss before taxes	$(553,094)	(931,818)	(365,095)
Items related to investing activities:
Depreciation and amortization	680,678	701,975	639,398
Impairment of long-lived assets	—	528,672	—
Loss on sale of telephone network systems and equipment	78,690	40,141	42,113
Profit on sale of subsidiary company	—	—	(6,126)
Items related to financing activities:
Financial instruments	(89,115)	43,453	58,479
Bonds payable	324,320	(140,320)	(95,920)
Interest expense	297,497	290,765	280,649
Subtotal	738,976	532,868	553,498
Customer accounts receivable	59,921	(18,104)	19,646
Recoverable value added tax	24,191	4,075	(46,371)
Other accounts receivable	21,483	19,360	(3,055)
Inventory	16,783	(9,304)	24,502
Prepaid expenses	13,419	2,145	5,486
Trade accounts payable, provisions and other accumulated liabilities	(144,454)	(151,778)	16,380
Income taxes paid	(11,726)	(13,982)	(14,308)
Customer deposits	(107)	(56)	(304)
Other liabilities and taxes payable	34,222	17,362	31,901
Changes in employees benefits and provisions	8,271	(4,169)	9,837
Net cash provided by operating activities	760,979	378,417	597,212
Cash flows from investing activities:
Capital expenditures (including interest capitalized in the amount of $14,043, $3,847 and $18,104 in 2011, 2010 and 2009, respectively)	(419,630)	(715,994)	(931,623)
Investments in corporate bonds and notes	(20,979)	—	—
Proceeds from sale of telephone network systems and equipment	2,395	3,565	10,256
Proceeds from sale of subsidiary company	—	—	6,126
Increase in other non-current assets	(183)	(257)	5,252
Net cash used in investing activities	(438,397)	(712,686)	(909,989)
Cash flows from financing activities:
Stock option plan	3,919	4,569	(7,877)
Interest paid	(295,830)	(292,006)	(281,142)
Capital lease, payment of credits	(3,163)	—	(4,354)
Repurchase of shares	1,062	10,863	8,362
Other financing activities	(7,214)	(1,276)	(6,274)
Net cash (used in) provided by financing activities	(301,226)	(277,850)	(291,285)
Net decrease in cash and equivalents	21,356	(612,119)	(604,062)
Cash and cash equivalents:
At beginning of year	375,224	987,343	1,591,405
At end of year	$396,580	375,224	987,343

The accompanying 23 notes are an integral part of these consolidated financial statements, which were authorized to be issued by the Company’s Board of Directors on April 25, 2012.

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

NOTE 3 — RELEVANT CORPORATE EVENTS:

COFETEL resolution on interconnection rates

On June 14, 2011 the Company received from COFETEL (Federal Telecommunications Commission), the final decision on the dispute brought before this body on December 22, 2010 on the interconnection rate between the Company and the mobile operators: "Calling Party Pays (CPP)” and "Calling Party Pays National (CPPN)" based on the Articles 42, 43 and 44 of the Mexican Federal Telecommunications Law issued by the Department of Communications and Transportation.

COFETEL ruled that the CPP and CPP rates to be paid by Maxcom to major mobile operators would be Ps 0.3912/minute (without rounding), for the period from January 1st to December 31, 2011. During 2010 the Company paid Ps 1.00/minute for the concept of interconnection charges. COFETEL set these rates based on the principle of Total Service Long-Run Incremental Cost (LRIC).

This produced a significant benefit in operating costs of the network in 2011.

a.	Sale of subsidiary:

During 2009, the Company sold two subsidiaries, which were created in the same year. The effect in the financial statements for this transaction was credit of $6,126 that was recorded as other income within the statement of operations and a debit in the income tax for $56,035.

b. Restructuring:

During 2011, 2010 and 2009 the Company has incurred restructuring charges of $11,890, $66,721 and $7,282, respectively.

NOTE 4 — CONSOLIDATION BASIS:

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%

Asesores Telcoop, S.A. de C.V. (i)	99.9	Business advisory services
Celmax Móvil, S.A. de C.V. (i)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A.C. (i)	99.9	Donee
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Servicios MSF, S. A. de C. V. (iii)	99.9	Administrative personnel services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Telereunion, S. A. de C. V. (ii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i) These companies are in pre-operational stage.

(ii) These companies were formerly part of VAC Group (former owner statements of Telereunion Group), which together and hereinafter referred to as “Grupo Telereunion”.

(iii) Subsidiary established in 2011.

All the significant balances and transactions between Maxcom and its subsidiaries are eliminated in the consolidated financial statements. The consolidation was made based on the audited financial statements of issuers at December 31, 2011 and 2010, which were prepared in accordance with the NIF.

The consolidated financial statements are presented in reporting currency mexican peso, which is equal to the reporting currency as their functional currency.

Because the Company is a service company, the Company presents its costs and ordinary expenses based on their nature, as it believes that the information thus presented is clear.

NOTE 5 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos, and have been prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”, “Mexican GAAP”, or “NIF”, for its initials in Spanish as described below) applicable at the balance sheet date.

On April 2, 2012, the Board of Directors authorized the issuance of these consolidated financial statements which are subject to approval by the Annual General Shareholders’ Meeting that could decide their modification in accordance to the Mexican Corporate Law (“Ley General de Sociedades Mercantiles”).

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

Migration to International Financial Reporting Standards as of January 1, 2012:

In November 2008, the National Banking and Securities Commission ("CNBV") required the companies listed on the BMV, to discontinue the use of the MFRS and start preparing their financial statements in accordance with International Financial Reporting Standards ("IFRS") as are issued by the International Accounting Standards Board ("IASB"), no later than January 1, 2012, leaving the use of MFRS. The CNBV allowed early adoption following certain requirements.

On August 31, 2010, CINIF issued the Interpretation to the MFRS 19 ("Interpretation 19"), which requires the companies in the process of adoption of IFRS, to disclose in their notes to the financial statements, any obligation and/or decision to adopt IFRS, the estimated date of adoption and estimated effects of the adoption in the financial statements. The interpretation is effective for financial statements issued as of September 30, 2010.

To be able to adopt the IFRS as issued and interpreted by the IASB, Maxcom integrated the material and human resources necessary for the identification and quantification of the differences between FRS and IFRS opening balance sheet for purposes of IFRS dated to January 1, 2010 and to convert its system of generation of financial information to IFRS. As of December 31, 2011, the migration to IFRS has been almost completed and Maxcom is finishing its financial statements under IFRS for the years ended in December 31, 2011 and 2010, using for this purpose the IFRS in force at 31 December 2011. Maxcom expects to issue these financial statements under IFRS for the first quarter of 2012. See note 21 where are the details of the migration of Maxcom to IFRS and the description of the main effects on the consolidated financial statements in accordance with Interpretation 19.

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

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated
2011	103.551	3.80%	12.26%
2010	99.742	4.40%	15.19%
2009	95.536	3.57%	14.48%

b.	Cash and cash equivalents

The temporary investments include investments denominated in local currency and dollars. Investments in national currency are usually daily liquidity investments and are made in government treasury bonds and/or repurchase agreements. The dollar investments are made with financial institutions in the United States of America, in investment funds of U.S. Treasury Bills. These funds provide daily liquidity and its main objective is preserving the value of the principal invested. During 2011, the Company held most of its investments with UBS International Inc. At any given time, temporary investments are valued at market value.

c.	Inventories

Inventory consists of materials used to install telephone lines and network build-out, as well as its sale cost, are originally registered at average cost. The values thus determined do not exceed their market value. The allowance for obsolescence and slow-moving was evaluated on a six months basis, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance. For the assignment of the unitary cost of inventories the average cost formula is used.

d.	Telephone network systems and equipment

Telephone network systems and equipment are recorded at acquisition cost and until December 31, 2007 were restated by applying factors derived from the NCPI.

The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. The amounts capitalized during 2011, 2010 and 2009 were $38,908, $75,487 and $85,596, respectively. During 2010 and 2009, the Company proportionally increased its network and related facilities with internal resources rather than with external resources.

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

Debt issuance costs are amortized on a straight-line basis over the term of the related debt. As of December 31, 2011, 2010 and 2009, capitalized expenses for the new debt issuance amount to $64,342. See Note 8.

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

On January 1, 2009, the Company expensed unamortized balance at December 31, 2008 of pre-operating expenses for $38,123, with an impact to the accumulated results (loss) established by the new NIF C-8 “Intangible Assets”, a net effect of deferred income taxes of $12,740.

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

As of December 31, 2010, the carrying amount of long-lived assets was higher than the expected discounted cash flows at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2010 amounted to $528,672. Said charge was proportionately distributed throughout the different asset classes. See Notes 7, 8, and 9.

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

l.	Income Tax (IT), Flat Rate Business Tax (IETU), and Employees’ Statutory Profit Sharing (ESPS)

IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.

Deferred IT, IETU and deferred ESPS, are accounted for under the asset and liability method. Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT and IETU, for tax loss and credit carry forwards. Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 19.

m.	Employees’ Statutory Profit Sharing (“ESPS”)

As of December 31, 2011, 2010 and 2009, the Company recorded a provision of $5,012, $1,334 and $3,292 respectively for ESPS, which in accordance with NIF B-3 “Income Statement” was included under other income and expenses in the statement of operations.

n.	Employee benefits

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method considering projected salaries. At December 31, 2011 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 28 years.

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

The primary financial instruments are valuated to its fair market value, determined using quoted market prices. Changes in the primary financial instruments classified as trading and available for sale (including computed interests), and trading costs are registered in the comprehensive financing cost within the results of operations.

The financial liability arising from the debt issuance is recognized at its respective obligation value. Issuance costs of debt are amortized using the straight-line method over the life of the debt. The total capitalized cost for this item to December 31, 2011 and 2010 was $64,342, See Note 8.

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

Embedded Derivatives

Embedded derivatives are from clauses in contracts are not derivatives and that implicitly or explicitly meeting the characteristics of one or more derivatives. In some cases, these derivatives need to be segregated from those contracts and to be valued, recognized, presented and disclosed derivative financial instruments. To identify and analyze if required segregating these embedded derivatives from host contracts that house, the Company reviews the contracts held to identify the potential existence of embedded derivatives.

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

Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephony concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephony company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephony concessionaire is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during 2011, 2010 and 2009.

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

The Company’s main suppliers are Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S.A. de C.V. The cost percentage related to them for the years 2011, 2010 and 2009 were 56%, 68% and 69%, respectively.

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

For the years ended December 31, 2011, 2010 and 2009, the Company recognized stock option plan costs of $3,919, $4,253 and $1,669, respectively.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2011 options were exercised in the amount of $7,559, in 2010 no options were exercised, while in 2009 options were exercised in the amount of $799.

The fair value of options is estimated by an independent expert on the date they are granted, applying the binomial valuation model, by the Black & Scholes method, considering the following weighted-averages for stock options granted during the years ended December 31, 2011, 2010 and 2009, based on the following:

	2011		2010	2009

Volatility of expected price per share	94.0	%*	93.90%	85.20%
Risk-free interest rate	0.07%		0.13%	0.20%
Expected life of options	1.50		1.50	2.00

* During 2011 and 2010, the Company used and historic behavior of the price per share from October 2007 to December 2011 to determine fair value of the stocks granted.

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

In Note 17 the revenues are shown by segments that the Company uses to analyze, manage and control the business and the operating income. Additionally, the information is displayed by geographic area, in compliance with the applicable MFRS and a specific disclosure is required by the SCT which is described in the Company´s concession right agreement.

t.	(Loss) earnings per share

Net basic (loss) earnings per common share are calculated dividing the net (loss) income for the year by the weighted-average outstanding shares.

Diluted (loss) earnings per share are calculated by dividing the net (loss) income for the year by the weighted-average outstanding shares, plus stock options issued. The diluted earnings per common share is not calculated nor disclosed, when the income from continuing operations is a loss.

NOTE 6 - RECLASSIFICATIONS:

At the date of this report, certain disclosures were made to the figures cash flow statement of 2010 and 2009 to conform to the presentation of 2011 figures.

In 2011, the Company corrected an immaterial error in the Consolidated Financial Statements in the Consolidated Statements of Cash Flows related to amounts previously classified as financing activities that should have been classified as operating activities in the amount of ($140,320) and ($95,920) for the periods ended December 31, 2010 and 2009, respectively. Such correction has no impact on cash and cash equivalents at the beginning or end of periods presented.

NOTE 7 - TELEPHONE NETWORK SYSTEMS AND EQUIPMENT - NET:

As of December 31, telephone network systems and equipment consist of:

	2011	2010	Estimated useful life (years)
Telecommunications network and equipment	$4,209,366	$4,228,286	Between 23 and 24
Public telephony equipment	657,963	713,911	8
Leasehold improvements	1,308,232	1,299,228	Between 2 and 20*
Radio equipment	415,299	412,084	30
Line installation cost	842,930	774,408	20
Electronic equipment	259,877	259,832	25
Capitalized expenses due to construction of networks	625,628	586,720	30
Capitalized comprehensive financing cost	277,133	263,090	10
Computer equipment	264,999	261,698	5
Transportation equipment	60,216	64,935	4
Office furniture	49,960	49,135	10
Other	41,697	40,850	10
Engineering equipment	22,121	21,266	10

Subtotal	9,035,421	8,975,443

Accumulated depreciation and amortization	(3,968,842)	(3,619,965)
Impairment charge (See note 5i)	(1,001,493)	(1,001,493)

Subtotal	4,065,086	4,353,985

Construction in progress	48,788	38,008
	$4,113,874	$4,391,993

As of December 31, 2011 the estimated cost remaining to conclude the construction in progress is $69,127 and management expects to conclude them before December 31, 2012.

For the years ended December 31, 2011, 2010 and 2009, the Company recorded depreciation and amortization expenses of $605,034, $633,224 and $576,483, respectively.

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

The Company entered into financial lease agreements with Autoarrendadora Integral, S.A. de C.V. in pesos for transportation equipment.

The gross amount of fixed assets acquired under leases that are capitalized as of December 31 is comprised as follows:

	2011	2010
Transportation equipment	$3,132	$4,959
Accumulated depreciation	$(317)	$(367)

Total	$2,815	$4,592

NOTE 8 - INTANGIBLE ASSETS:

As of December 31, intangible assets are comprised as follows:

	2011	2010	Useful life (years)
Infrastructure rights	$180,040	$180,040	30 and 15
Debt issuance costs	64,342	64,342	8
Software licenses	422,927	411,297	3.3

	667,309	655,679

Accumulated amortization	(468,289)	(399,687)
Cumulative impairment charges for intangible assets (See Note 5i)	(42,780)	(42,780)

	$156,240	$213,212

For the years ended December 31, 2011, 2010 and 2009, the Company recorded amortization expense of $68,602, $61,709 and $55,873, respectively; including $59,894, $47,291 and $37,893 corresponding to software amortization, respectively.

NOTE 9 - FREQUENCY RIGHTS:

As of December 31, frequency rights are analyzed as follows:

	2011	2010
Frequency rights	$155,309	$155,309
Less — Accumulated amortization	(103,270)	(96,228)
Impairment charges (See Note 5i)	(11,799)	(11,799)

	$40,240	$47,282

For the years ended December 31, 2011, 2010 and 2009, the Company recorded amortization expenses of $7,042, per year.

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

For the years ended December 31 2011, 2010 and 2009, related party transactions are analyzed as follows:

	2011	2010	2009
Expenses paid to:
Telecomunicaciones Móviles de México, S.A. de C.V. (2)	$3,417	3,543	—
BBG Wireless (1)	3,387	26,165	45,841
GS Comunicación (6)	3,285	3,930	3,326
Vázquez Eduardo (8)	882	691	591
Vázquez Gabriel Agustín (8)	792	706	589
Bank of America, Co. (9)	465	386	422
Autokam Regiomontana, S. A. de C. V. (3)	419	111	3,262
MG Radio (4)	150	95	86
Servicios corporativos VAC (11)	9	101	584
Automotriz Rio Sonora (3)	—	485	324
Aguirre Adrián (10)	—	75	91
Inmobiliaria AutoKam, S. A. de C. V. (8)	—	67	100
Road Telco & Consulting, S. A. de C. V. (5)	—	49	319
Electromecánica de Guadalajara, S. A. de C. V. (2)	—	—	4,262
Inmobiliaria Radio Centro (8)	—	—	280
Sierra Madre Automotriz, S. A. de C. V. (3)	—	—	219
Ingeniería Avanzada en Construcción, S.A. de C.V. (7)	—	—	211
Solís Gilberto (6)	—	—	201

Total	$12,806	36,404	60,708

Revenues from telephony services collected from related parties	$61	523	772

(1)	Corresponds to cluster construction.
(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE). See Note 20.
(3)	Corresponds to costs related to the purchase of vehicles.
(4)	Corresponds to advertising services.
(5)	Mr. Adrián Aguirre (Maxcom shareholder) is also a shareholder of Road Telco & Consulting, S. A. de C. V. The transactions correspond to administrative services and sale of telephone lines.
(6)	Corresponds to payments regarding marketing consulting services.
(7)	Corresponds to the installation of public telephones.
(8)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.
(9)	Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).
(10)	Corresponds to expenses reimbursed.
(11)	Corresponds to representation expenses.

The accounts receivable and payable arising from operations with related parties as of December 31, 2011 and 2010 were the following:

	2011	2010
Accounts Receivable:

Proa Mensaje y Comunicación, S. A. de C. V.	$11	11
Guijarro de Pablo y Asociados, S.C.	6	6
Shareholder María Elena Aguirre Gómez	1	1
Shareholder Gabriel Vazquez Cartens	1	—
Difusión Panorámica, S. A. de C. V.	—	15
Porcelanatto, S. A. de C. V.	—	11
Shareholder María Guadalupe Aguirre Gómez	—	1
	$19	45

	2011	2010
Accounts Payable:

Telecomunicaciones Móviles de México, S.A. de C.V. (1)	$26,579	27,868
BBG Wireless	1,254	9,278
GS Comunicación, S. A. de C. V.	117	142
Autokam Regiomontana, S. A. de C. V.	24	107
Vázquez Eduardo	11	—
Servicios Corporativos VAC	11	—
MG Radio	—	5
	$27,996	37,400

Accounts payable and receivable from related parties are included within accounts receivable customers and trade accounts payable, respectively.

____________

(1)	On January 5, 2010, Electromecanica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

NOTE 11 - BONDS PAYABLE:

As of December 31, 2011 and 2010, Bonds payable were comprised as follows:

	2011	2010
Long term:
Senior Notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,795,740	2,471,240

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

As of December 31, 2011 and 2010, accrued interest payable on these bonds amounted to $14,372 and $12,705, respectively.

As part of the agreements reached with the Noteholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment, as well as all the assets comprising the item denominated “Telephone Network System and Equipment” pertaining to the assets shown in the balance sheet. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.

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

The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2011 and 2010.

Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. Howerver, the Company assumed the obligation to pay interest free of any charge or tax burden, assuming the cost of the retention.

NOTE 12 - FOREIGN CURRENCY POSITION:

Figures in this note represent thousands of US dollars.

As of December 31, the Company’s foreign-currency position was as follows:

	2011	2010
Assets
Short Term	39,130	33,473
Long Term	3,895
	43,025	33,473
Liabilities
Short Term	12,123	12,648
Long Term	200,000	200,415
	212,123	213,063
Net (liabilities) assets in dollars	(169,098)	(179,590)
Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.98	$12.36

As of December 31, 2011 and 2010 the Company had engaged in measures to mitigate its exposure to exchange rate risk, for further explanation of these measures see Note 13.

NOTE 13 - DERIVATIVE FINANCIAL INSTRUMENTS:

Embedded Derivatives

At December 31, 2011 and 2010 the Company had four sawps with Bank Morgan Stanley, without receiving or settle any amount for such transactions. For all the active financial instruments (swaps) as of December 31, 2011 and 2010, the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars. These derivative instruments are not designated as a cash-flow hedge and therefore any change in the fair value on the derivatives is reported as a component of other comprehensive income. As of December 31, 2011 and 2010 the swaps totaled $81,641 and ($13,534), respectively, which was composed of the following derivatives:

Cross currency swaps:

			Effects in operations
Counter-party	Notional	Basic conditions	2011	2010

Bank Morgan	37,500	Interest Received: 11%	34,136	(8,737)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014

	(478,125) MXP	Interest Paid: TIIE 28 days + 4.570% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	(2,533)	23,311
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2014

	(478,125) MXP	Interest Paid: 12.75% Periodicity: Semi-annual
		Maturity: December 15, 2014

Bank Morgan	37,500	Interest Received: 11%	42,379	15,350
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010

	(474,375) MXP	Interest Paid: TIIE 28 days + 4.85% Periodicity: Semi-annual
		Maturity: December 15, 2010

Bank Morgan	37,500	Interest Received: 11%	7,659	(14,310)
Stanley AG	USD	Periodicity: Semi-annual Maturity: December 15, 2010

	(474,375) MXP	Interest Paid: 12.91% Periodicity: Semi-annual
		Maturity: December 15, 2010

All instruments were agreed during 2010. None of the derivative financial instruments had expired or was terminated during 2011.

Derivative transactions are based on the credit lines extended to the company by each counterparty and, additionally, there is a guarantee of the Company to the counterparty cash which consists of the following: if the value of derivative transactions ("mark to market") is negative and exceeds certain limits that depend on the credit rating of the company, the company would have to guarantee with a collateral deposit over the authorized credit limit. During 2011 there were margin calls (collateral deposits) at different dates. Due to the rise in the exchange rate of MXP/USD in the last months of 2011, at the end of this year there is no collateral deposit given to the opposing side, all security deposits required during the year were released by the counterparty before the closure of 2011.

Embedded Derivatives.

As of December 31, 2011 and 2010, the Company indentified some currency component embedded derivatives within its lease agreements which were separated from their host contract. All of the derivates were found to emulate exchange rate component embedded forwards between Mexican pesos and U.S. dollars at different maturities. These could not be qualified by the Company as hedge accounting derivatives, thereforeany change in the fair value on the derivatives is reported as a component of other comprehensive income/cost in the statement of operations for the current period. As of December 31, 2011 and 2010, the embedded derivatives totaled $2,340 and $8,400, respectively, which were generated by the following lease agreements:

Host Leasing Contract	Notional	Maturity	Effects in operations
			2011	2010

Grupo Promotor	161.1	December 2012	(1,963)	(7,505)
Jomer	USD

MATC Digital	0.6	October 2012	3	(0.5)
(San Marcos)	USD

Deutsche Bank	0.5	June 2012	17 (2)
México	USD

MATC Digital	0.3	June 2012	4 (1)
(Chiquihuite)	USD

BBG Wireless	2.0	August 2015	(1)	(109)
	USD

Enlace Digital	3.0	September 2014	(143)	(297)
Telecomunicaciones	USD

Hotelera Galerias	3.9	December 2013	(257)	(486)
	USD

Primary Financial Instruments

At December 31, 2011, the Company had investments in primary financial instruments as follows:

	Book Value	Fair Value	Interest Rate
Held to maturity

Corporate Debt	$—	343	—

For trading

Fixed Income Securities	$20,979	20,979	11%

At December 31, 2010, the Company had investments in primary financial instruments as follows:

	Book Value	Fair Value	Interest Rate
Held to maturity

Corporate Debt	$—	388	—

For trading

Share Certificates	$—	97	—

Fixed income securities and share certificates are the primary financial instruments of the Company investments as of December 31, 2011 and 2010 have the issuer Metrofinanciera. The custodian of these securities is IXE Casa de Bolsa. Due to the creditworthiness of the issuer, the Company decided to grant zero value accounting for these securities, and establish a reserve amount for these securities of 100% of the reported value, which is why the book value reflects a null value.

At December 31, 2011, the Company held debt instruments denominated in United States dollars which are a part of its outstanding senior notes, Maxtel 14, which fair value amounts to $20,979. These securities pay a rate of 11% on the nominal amount in U.S. dollars.

NOTE 14 - LABOR OBLIGATIONS UPON RETIREMENT:

As of December 31, 2011 and 2010 the Company has direct benefits payable for absences (non-cumulative) amounting to $878 and $593, respectively.

As of December 31, 2011, 2010 and 2009 the Company incurred restructuring charges of $11,890, $66,721 and $7,282, which are comprised of $6,080, $66,049 and $5,941, of termination benefits and $5,810, $672 and $1,341 of legal and administrative expenses, respectively.

The Company has no retirement or post retirement benefit or pension plans for its employees, aside from the benefits described in the next sentence. Obligations and costs of seniority premiums and termination benefits that employees are entitled to receive are recognized based on actuarial studies prepared by an independent third party specialist.

The cost, obligations and other pension plans, seniority premiums and payable at termination of employment other than restructuring, mentioned in note 5 (n) is determined based on estimates prepared by independent actuaries at 31 December 2011 and 2010. The components of cost (income) net of the years ended December 31, 2011 and 2010 are as follows:

	Benefits
	Termination			Retirement
	2011	2010	2009	2011	2010	2009
Net cost for the year:
Labor cost	$1,562	2,033	1,967	3,436	4,340	3,313
Financial cost	678	876	824	2,135	2,647	2,108
Actuarial (gain) loss, net	40	3,377	(2,160)	117	26	26
Prior service:
Amortization of transition liability	594	964	964	1,619	2,794	2,794
Reduction effect	-	(5,827)	-	-	(13,474)	-

Net cost for the year	$2,874	1,423	1,595	7,307	(3,667)	8,241

The following is the determination of liabilities for the benefits of the plans at December 31, 2011, with the applicable requirements of paragraph 131 of FRS D-3:

	Retirement Benefits
	Seniority		Indemnization
	Premium	Legal	Total
Defined benefit obligation:
Defined benefit obligation at beginning of the year	$843	27,107	27,950
Current service cost	213	3,224	3,437
Financial cost	64	2,071	2,135
Actuarial gains and losses	(122)	(3,523)	(3,645)
Past service cost*	11	466	477
Effects of settlement	(11)	(466)	(477)

Defined benefit obligation	$998	28,879	29,877

The following are the current amounts and the last four annual periods of the defined benefit obligation, fair value of the plan assets, the status of the plan and experience adjustments arising from the liabilities and assets of the plan:

	Retirement benefits

	2011	2010	2009	2008	2007

Defined benefit obligation	$29,877	27,950	32,433	25,836	33,002
Experience adjustment:
Net projected liability	$(3,644)	9,196	1,176	(4,014)	6,452

The following reconciles the beginning and final balance for the present values of the CBO as of December 31, 2011 and 2010:

	Benefits
	Termination		Retirement
	2011	2010	2011	2010
Amount of defined benefit obligations (CBO)	$10,309	9,940	29,877	27,950

Unrecognized past services benefits not acquired:
Transition liabilities	(594)	(1,188)	(1,619)	(3,238)
Actuarial losses	-	-	(2,408)	(6,170)

Net projected liability	$9,715	8,752	25,850	18,542

	Benefits
	2011	2010
Discount rate reflecting the value of the current obligations	7.64%	7.64%
Compensation increase rate*	5.50%	5.50%
Expected nominal rate on return of assets	N/A	N/A
Employee Remnant Average Labor Life (Applicable to benefits upon retirement)	28 years	29.3 years

* Includes career salary concept

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

On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders approved an amount of up to $36,196 destined to the share repurchase program for 2008, without limitation on the amount of shares to be bought. In 2011, 2010 and 2009, the net effect of share repurchases was a loss of $1,062, $10,863 and $8,362 respectively, that is included within additional paid-in the capital.

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

As of December 31, 2011, 2010 and 2009 the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	2011	2010	2009
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002

Subtotal	789,818,829	789,818,829	789,818,829

Authorized shares not outstanding:
(treasury shares)

Series “A”	11,000,000	11,000,000	11,000,000

Total authorized shares	800,818,829	800,818,829	800,818,829

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

As of December 31 2011 and 2010, the Company’s capital stock was comprised as follows:

	2011	2010
Capital stock	$4,814,428	4,814,428
Restatement effect	595,816	595,816
Total capital stock	$5,410,244	5,410,244

Comprehensive loss –

The comprehensive loss reported on the statements of stockholders' equity (deficit) represents the results of the Company's total activities during the year, and includes the items mentioned below which, in accordance with Mexican FRS, are reported directly in stockholders' equity (deficit), except for net loss.

	2011	2010	2009
Net loss for the year	$(536,453)	(1,184,879)	(303,558)
MFRS C-8 recognition (Note 6)	—	—	(38,123)
Comprehensive loss	$(536,453)	(1,184,879)	(341,681)

Stockholders restrictions –

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2011, the statutory reserve has not reached the required amount.

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

Following is a summary of the changes in employees’ stock options plan for the years ended on December 31, 2011, 2010 and 2009 and the changes to the stock options plan for the acquisition of shares by entities other than employees (in thousands of shares):

	2011		2010		2009
	Options	Weighed Average Exercise Price USD	Options	Weighed Average Exercise Price USD	Options	Weighed Average Exercise Price USD
Outstanding at beginning of year	21,302	$0.31	20,723	$0.31	17,916	$0.31
Granted	1,035	0.31	1,267	0.31	2,807	0.31
Exercised	1,315	0.01	—	—	—	—
Cancelled	(18,040)	—	(688)	—	—	—
Outstanding at the end of the year	5,612	0.20	21,302	0.31	20,723	0.31
Options exercisable at the end of the year	2,982	0.20	18,668	0.31	16,459	0.31
Weighted average price of options granted during the year (denominated in U.S. dollars)		$0.01		$0.19		$0.31

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

____________

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

The cost of the period was of $3,919, $4,253 y $1,669 for the years ended December 31st of 2011, 2010 and 2009 respectively. The compensation cost of the “penny warrants” for counselors and options for executives are recognized in shorter periods, because it corresponds to the payment of emoluments and performance bonds and its “fair value” fluctuates between 0.15 dollars and 0.38 dollars.

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

After amending the different stock option plans, the breakdown of the options granted and their vesting periods as of December 31, 2011 are described below:

		Options to
	New	counselors and
	option plans	executive
	for employees	plans	Total

Granted during the year	1,034,700	2,349,600	3,384,300
Options exercised in year	1,239,900	75,000	1,314,900
Options cancelled	18,040,250	-	18,040,250
Total options granted	2,980,375	4,607,280	7,587,655

	2011	2010	2009

Options authorized	22,566,580	41,921,730	43,579,491
Options granted	12,139,521	28,110,371	27,433,532
Options available	10,427,059	13,811,359	16,145,959

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

B)	Compensation for Directors and Committee members.

a.	Directors and Committee members will receive each year options to purchase up to $120 in the form of CPOs, with the exception of the Chairman of the Board who will receive each year options to purchase up to $240 in the form of CPOs.

As of December 31, 2011 and 2010 changes in additional paid in capital were as follows:

	2011	2010
Stock option plan cost	$6,860	4,253
Exercised options	(2,400)	—
	$4,460	(4,253)

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

Segment	2011	2010	2009
Residential	$994,663	1,039,973	928,686
Business	606,964	692,722	788,033
Public Telephony	232,794	378,340	460,687
Wholesale	526,876	452,925	372,184
Others	14,644	13,432	12,980
Total revenues	$2,375,941	2,577,392	2,562,570
Operating costs and expenses	(2,253,954)	(2,614,658)	(2,569,737)
Operating (loss) income	$121,987	(37,266)	(7,167)

Each of the above segments is comprised of homogeneous customers.

The information by geographical location (all within Mexico) including revenue, total assets, depreciation and additions of the telephone network, systems and equipment is as follows:

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2011:
Local	$1,278,055	651,898	34,587	1,964,540
Long distance	208,406	138,967	24,089	371,462
Rent of dedicated links	233	—	—	233
Sale of equipment to customers	2,460	1,572	11	4,043
Capacity leasing	35,663	—	—	35,663
Total revenue	$1,524,817	792,437	58,687	2,375,941
Total assets as of December, 2011	$2,836,197	1,076,125	398,032	4,310,354
Acquisition of telephone network systems and equipment during 2011*	$328,269	75,710	15,651	419,630

*Includes $3,504 of capital leases contracted in this year.

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2010:
Local	$1,467,785	596,455	100,535	2,164,775
Long distance	237,303	123,531	3,341	364,175
Rent of dedicated links	324	—	—	324
Sale of equipment to customers	3,951	302	10	4,263
Capacity leasing	43,855	—	—	43,855
Total revenue	$1,753,218	720,288	103,886	2,577,392
Total assets as of December, 2010	$4,515,985	1,202,604	372,132	6,090,721
Acquisition of telephone network systems and equipment during 2010*	$588,291	122,506	11,810	722,607

*Includes $6,613 of capital leases contracted in this year.

Services	Metropolitan Area	Central- South	North	Total
Year ended December 31, 2009:
Local	$1,448,810	634,220	75,532	2,158,562
Long distance	256,897	63,954	3,947	324,798
Rent of dedicated links	377	—	—	377
Sale of equipment to customers	2,219	1,437	—	3,656
Capacity leasing	75,177	—	—	75,177
Total revenue	$1,783,480	699,611	79,479	2,562,570
Total assets as of December, 2009	$5,966,289	1,152,262	399,025	7,517,576
Acquisition of telephone network systems and equipment during 2009	$597,558	178,155	155,910	931,623

NOTE 18 - COMPREHENSIVE FINANCIAL RESULTS:

As of December 2011, 2010 and 2009 the comprehensive financial results are analyzed as follows:

	2011	2010	2009
Comprehensive financial results:
Interest expense and commissions (Note 11)	$(314,691)	(324,593)	(328,949)
Interest income	2,747	13,957	6,031
Exchange gain (loss) - Net	(334,895)	116,770	66,498
Effect of valuation of financial instruments	89,112	(43,453)	(58,479)
	$(557,727)	(237,319)	(314,899)
Capitalized in telecommunications equipment and network (Note 7)	$14,043	3,847	18,104
Total recorded in results of operations	$(543,684)	(233,472)	(296,795)

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

As of December 31, 2011, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2011 and 2010 have been recorded reflecting the IT basis. As of December 31, 2011 and 2010, some of the Company´s subsidiaries were subject to IETU payable of $19,612, therefore they recorded a deferred IETU for an amount of $8,755.

(Benefit) expense for income taxes are accounted as follows:

	2011	2010	2009

Current IT	$11,726	6	7,934
Current IETU	-	13,976	-
Deferred IT	(19,612)	229,831	(69,471)
Deferred IETU	(8,755)	9,248	-

	$(16,641)	253,061	(61,537)

The result differs from book income tax due to differences in permanent and temporary character, which are shown below.

The tax benefit attributable to loss from continuing operations before income taxes was different from the amount computed by applying the rate of 30% and 28% income tax for 2011, 2010 and 2009, respectively. The following table shows the reconciliation between the effective tax rate and the statutory income tax rate:

	2011	2010	2009

(Loss) profit before income tax expense	$(553,094)	(931,818)	(365,095)
Statutory income tax rate	30%	30%	28%

Income tax benefit	(165,928)	(279,545)	(102,226)

ESPS expense	1,504	400	922

Increase (decrease) on income tax expense resulting from:
Inflationary effects	(7,739)	(14,092)	(39,194)
Non-deductible expenses	37,457	10,940	14,167
Change in valuation allowance	110,613	471,638	35,409
Change in rates	28,083	-	(30,045)
Other income non accumulative	-	826	-
Tax losses expired	-	31,259	-
Tax effect for sale of subsidiary	-	-	56,035
Others permanent items	(714)	8,898	3,395

Income tax expense (benefit)	3,276	230,324	(61,537)

Effective income tax rate	3%	(25%)	17%

Effect of current and deferred IETU	(19,917)	22,737	-

(Benefit) expense for income taxes	$(16,641)	253,061	(61,537)

The activity of deferred taxes was as follows:

	2011	2010

Balance at beginning of year	$(8,755)	(230,324)
Debit (credit) to income	28,367	239,079

Balance at December 31	$19,612	8,755

As of December 31, 2011 and 2010, the effect of deferred income tax and ESPS on the significant temporary differences is analyzed as follows:

	2011		2010
	IT	ESPS	IT	ESPS
Deferred assets:
Allowance for doubtful accounts	$129,861	—	81,591	—
Provisions	56,376	6,798	63,319	3,286
Telephone network system and equipment, frequency rights, intangible assets	166,152	—	112,051	—
Tax credit carryforwards	39,272	—	39,272	—
Tax loss carryforwards	444,179	—	408,292	—
Total gross deferred assets	835,840	6,798	704,525	3,286

Less valuation allowance of tax loss carryforwards	802,608	6,647	691,995	2,753

Deferred assets, net	33,232	151	12,530	533

Deferred liabilities:
Prepaid expenses and advances to suppliers	12,918	151	10,009	533
Derivative financial instruments	702	—	2,521	—

Total gross deferred liabilities	13,620	151	12,530	533
Net deferred assets	$19,612	—	—	—

The valuation allowance of deferred tax assets at 1st. January, 2011, 2010 and 2009 was $691,995, $220,357 and $184,948 respectively. The net change in the valuation allowance for the years ended December 31, 2011, 2010 and 2009 was an increase of $137,579 and $471,638 and a reduction of $35,409, respectively, to evaluate the recovery of deferred tax assets, management considers the premise that there is a factual probability that some, or all, of them could be non recovered. The ultimate realization of deferred tax assets depends on the generation of taxable income in the periods in which temporary differences are deductible. By carrying out this assessment, management considers the expected reversal of deferred liabilities, projected taxable profits and strategic planning.

As of December 31, 2011, the Company had accumulated tax loss carry forwards of $1,574,208, which will expire as follows:

Year of loss	Amount	Year of expiration
2002	$267,758	2012
2003	38,533	2013
2004	86,611	2014
2005	135,683	2015
2006	80,663	2016
2007	292,439	2017
2008	483,103	2018
2010	3,505	2020
2011	185,913	2021
	$1,574,208

As a result of these changes in the rate, in the year ended December 31, 2011 and 2009 the Company recognized an increase in deferred assets, net, for $28,083 and a decrease for ($30,045), respectively.

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES:

As of December 31, 2011, the Company had the following commitments:

a.	Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $81,109, $69,086 and $73,125 in 2011, 2010 and 2009, respectively.

The schedule for estimated future minimum lease payments is as follows:

2012	$61,141
2013	47,489
2014	49,434
2015	51,619
2016 and thereafter	54,287
$263,970

b. Lease agreement for the building currently housing the Company’s corporate offices.

On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $38,300, $39,728 and $36,737 for the years ended December 31, 2011, 2010 and 2009, respectively.

The schedule of estimated future minimum lease payments is as follows:

2012	$36,212
2013	1,622
2014	1,131
2015	1,115
2016 and thereafter	1,765
$41,845

c.	Geographic expansion commitment:

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

As of December 31, 2011, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2011, as per the commitments and obligations set forth in the concessions.

e.	Commitment pertaining to the sale of capacity:

In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephony carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years. As of December 31, 2011, deferred revenue amounted to $8.6 million.

In November 2007, the Company entered into a optical fiber capacity sale agreement with Grupo de Telecomunicaciones Mexicano in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided. This service started in October 2008. The termination date for this agreement is due in 5 years. As of December 31, 2011 and 2010, the balance pending to be incurred is $4.7 and 7.5 million, respectively.

In December 2008, the Company entered into a optical fiber capacity sale agreement with Megacable in the amount of $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2011 and 2010, the balance pending to be incurred is $18.5 and $21.1 million, respectively.

In September 2009, the Company entered into a optical of fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2011 and 2010, the balance pending to be incurred is $4.9 and $5.5 million, respectively.

f.	Comisión Federal de Electricidad (CFE):

On June 23, 1999, the Telereunion entered in a lease infrastructure agreement with the CFE which due date will be within 30 years, in the amount approximate amount of $38.7 million.

After a lawsuit sentence, on January 9, 2007, Telereunion and CFE agreed that Telereunion should pay the approximate amount of $39.7 million that was originated from the 30 years lease infrastructure agreement that should have been paid in advance.

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

The account payable to Grupo VAC as of December 31, 2011 and 2010, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,417 and $1,276, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $25,579 and $26,374, respectively.

g.	Tax audit by the Secretaría de Hacienda y Crédito Público of Maxcom Telecomunicaciones for the fiscal year 2005:

In January 2010, tax authorities initiated audits of Maxcom to verify the operation of excision of Mijolife completed in August 2005. At the date of the financial statements tax authorities have not delivered the closing act of the review.

h.	Tax audit by the Secretaría de Hacienda y Crédito Público as a result of Maxcom Telecomunicaciones for the fiscal year 2004:

In January 2010, tax authorities initiated audits of Maxcom to verify proper tax compliance of asset tax. At the date of the financial statements tax authorities have not delivered the closing act of the review. Derived from the review in February 2011, the authority discloses relevant observations. In August 2011, the authority notifies a tax obligation amounting to $41.5 million (historical), by the rejection of the debts contracted with foreign countries, in determining the asset tax. In October 2011, Maxcom Telecomunicaciones appealed the revocation. At the date of the financial statements tax authorities have not delivered the closing act of the review.

i.	Claim brought by the Secretaría de Hacienda y Crédito Público to Maxcom Telecomunicaciones for the fiscal year 2008:

In June 2011, the tax authorities began testing its powers to Maxcom, derived from the review that had begun with the external auditor for Derivative Financial Instrument concept for the fiscal year 2008.

j. Final favorable judgment, amparo trial promoted by Maxcom Telecommunications against the Asset Tax Law in force as of 1. January 2007:

In April 2011 Maxcom obtains favorable ruling by the amparo trial brought against the Asset Tax Law as of 1. January 2007. The expected benefit of this judgment is $21.9 million. To the date of the financial statements, the necessary documentation for its application is being prepared.

k. Claim by the Department of Finance and Public Credit under a tax audit of Telereunión for FY 2004:

In January 2006, the tax authorities began audits in Telereunión for alleged omissions of taxes for fiscal year 2004. These audits ended on September 6, 2007. On September 7, 2007, tax authorities determined a tax credit of approximately $59.4 million to Telereunión due to certain differences and omissions in the tax return of Telereunión.

As part of these audits, authorities determined that Telereunión was responsible for the lack of profit sharing payments of approximately $8.2 million to certain employees, in accordance with the law applicable to profit sharing. In terms of the obligations undertaken by VAC Group, in accordance with the Agreement of Indemnity, given that investors of the group are obligated to.

NOTE 21 — MIGRATION TOWARDS IFRS FROM JANUARY FIRST 2012:

The Comisión Nacional Bancaria de Valores (CNBV), established the requirement to certain entities that disclose their financial information to the public through the Mexican Stock Exchange (BMV) that from 2012 develop and disseminate financial information necessarily based on the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements to be issued by the Company for the year ending December 31, 2012 will be its first annual financial statements comply with IFRS. The transition date will be on January 2011 and, therefore, the year ended December 31, 2011 will be part of the comparative period covered by the standard of adoption IFRS 1, Initial Adoption of International Financial Reporting Standards. According to IFRS 1, the Company will apply the relevant mandatory exceptions and certain optional exemptions to retrospective application of IFRS.

The Company will apply the relevant mandatory exceptions to the retrospective application of IFRS as follows:

•        Calculation of Estimates - The estimations to the date of transition are consistent with the estimates at the same date under Mexican Financial Reporting Standards (MFRS), unless there is evidence of error in these estimates.

•         Low and transfer of assets and liabilities - financial assets and liabilities that were discharged prior to the 1st. January 2004 are not recognized unless:
-     The Company chooses to recognize them and
-     The information needed to apply the criteria for disposal of fixed assets and financial liabilities under IFRS, have been collected at the time of the initial accounting for the transactions.

The Company has elected the following optional exemptions to the retrospective application of IFRS as follows:
•     The exemption shall apply cost incurred - Therefore, we chose to use the revalued amount under MFRS to the transition date as the cost incurred for certain assets of the item of property, plant and equipment.

•     Employee benefits - exemption will apply to employee benefits. Therefore,  all cumulative actuarial gains and losses at the transition date wil be recognized.

Reconciliation from MFRS to IFRS

As of December 31, 2011 the effects of the transition to IFRS are being evaluated by the Company as such, no reconciliation to IFRS is being presented herein.

Also the main items of the consolidated statement of financial position at January 1st, 2011, which will be modified as a result of the above decision, are listed below.

a.	Effects of inflation - Under IFRS, the inflationary effects are recognized in the financial statements when the economy of the currency used for the Company qualifies as hyperinflation. The Mexican economy ceased to be hyperinflationary in 1998 and, consequently, inflationary effects that were recognized by the Company until December 31, 2007 under NIF reversed. The decrease in the value of intangible assets was $ 27,848, frequency rights of $ 24,534, equipment and telecommunication network $ 73,721, radio equipment $ 11,596 and leasehold improvements $ 65,778, the reclassification of the capital was $ 595,816 against the accumulated losses of preceding the date of transition.

b.	Amortization of issuance costs - IFRSs requires debt issuance costs are amortized using the effective interest method; according to MFRS the Company amortized these costs using the straight-line method. The effective interest method calculates the amortized cost using the discount rate that equalizes the flows payable and receivable estimated over the expected life of the debt to the value of the asset or financial liability. To calculate the effective interest rate should be estimated the cash flows considering all contractual terms of debt and will include all fees, transaction costs and premiums or discounts. The effect is a decrease in retained earnings of approximately $ 6,210.
c.	Employee benefits - Under IFRS, provisions for severance labor are recognized until the Company has a demonstrable commitment to end the relationship with the employee or has made an offer encouraging voluntary retirement, therefore, the voluntary retirement was eliminated under MFRS of $ 25,603.
d.	Embedded derivative - The Company recognizes the embedded derivative arising from the leases in dollars that accounts for MFRS purposes. IFRS includes additional exceptions that MFRS accounts for the recognition of an embedded derivative when the currency that is commonly used to purchase or sell non-financial items in the economic environment in which the transaction takes place (eg a liquid currency and relatively stable be used in local business transactions or external trade). The effect of the cancellation of the embedded derivative represents a decrease in retained earnings of approximately $ 8,402.
e.	Discounted for dismantling liabilities - IFRS requires that the cost of an item of property, plant and equipment includes, among other items, the initial estimate of costs of dismantling and removing and restoring the site where the asset is located, when the obligation for which an entity incurs. Is required the provisions are discounted at present value when the time value of money is material. If the estimated flows are expressed: i) at current prices, using a real discount rate, and ii) expected future prices, using a nominal discount rate. The effect is of $ 9,057.
f.	Deferred taxes - Under IFRS, deferred taxes were recalculated with the adjusted book values of assets and liabilities under IFRS. Under IFRS, the Company will recalculate deferred taxes with the adjusted book values of assets and liabilities under IFRS, but the date of these financial statements is in progress to determine this impact.
g.	Other differences in presentation and disclosures in the financial statements - Generally, the disclosure requirements of IFRS are broader than those of MFRS which can result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. In addition, there may be differences in presentation, for example, IFRS requires the submission of a statement of comprehensive income is not required under MFRS.

At the date of issuance of these financial statements, these descriptions are the best estimate to the date still subject to change as a result of the management review and audit in progress.

IFRS statements issued recently.

A series of new standards, amendments to standards and interpretations are applicable to annual periods beginning after January 1st, 2012, and have not been applied in preparing these consolidated financial statements.

•	In October 2010, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2010)) which takes effect on. January 1st, 2013. IFRS 9 (2010) supersedes the previous version was issued in November 2009 (IFRS 9 (2009)). The prospective adoptive parents can choose to apply IFRS 9 (2010) or IFRS 9 (2009) for periods beginning before January 1st, 2013.

•	In December 2010, the IASB issued Deferred Tax: Relevant Asset Recovery - amendments to IAS 12 effective on January 1st, 2012.

•	In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Agreements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurements and all come into force on January 1st, 2013. In addition, the IASB issued IAS 27 Separate Financial Statements (2011), which replaces IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011) which replaces IAS 28 (2008). These rules will come into force on January 1st, 2013.

•	In June 2011, the IASB issued the Presentation of Items of Other Comprehensive Income (Amendments to IAS 1 Presentation of Financial Statements) which comes into force on July 1st, 2012.

•	The Company's management is in the process of analysis and assessment of potential effects generated by the application of these changes.

NOTE 22 – SUBSEQUENT EVENT

At the Annual General Shareholders' Meeting held on April 20, 2012, it was resolved among others, the approval for applying the Article 19 of the LGSM, which states that the amount of the premiums on stock emissions (other capital items) could be apply to the accumulated losses.

Having the following impacts on the equity structure of the Company:

		Premium		Sum of
	Capital	stock	Accumulated	Shareholders
	stock	emission	losses	equity

Informed Balance to the 31 of December 2011	$5,410,249	817,054	(3,768,244)	2,459,054
Reclassification on the premium of stock emission to accumulated loses	-	(817,054)	817,054	-

Balance after reclassification	$5,410,244	-	(2,951,190)	2,459,054

NOTE 23 — SIGNIFICANT DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

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

Fair value

The carrying value of the Company’s short-term instruments and derivates instruments and the related fair value level under ASC 820 is summarized as follows:

		Quoted prices
		in active	Significant
		markets for	other	Significant
	Balance at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Short-term investments(1)	314,362	3,893	310,469	—
Derivative Instruments, (net)	5,134	—	5,134

Total	$319,496	$3,893	$315,603	$—

(1)	Short-term investments are classified in the balance sheet as cash and cash equivalents. The carrying value and fair value of cash and cash equivalents as of December 31, 2011 is $375,224 of which $314,462 represents the fair value of the short term investments.

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

The following is a summary of the adjustments to consolidated net (loss) income and consolidated shareholders’ equity, respectively:

	Years Ended December 31,
	2011	2010	2009
Net (loss) income under MFRS	$(536,453)	$(1,184,879)	$(303,558)
Adjustments:
Capitalization of interest (b)	(9,527)	6,337	8,810
Amortization of capitalized interest (b)	(2,209)	(2,100)	(516)
Installation revenues and related costs (c)	11,229	23,748	9,231
Installation costs not charged to customers (d)	8,150	(103,568)	(111,616)
Capitalized internal compensation cost (e)	143	143	143
Impairment charge (f)	—	528,672	—
Severance Indemnity liability (g)	—	—	(815)
Recognition of deferred taxes (j)	—	(134,762)	20,886
Total US GAAP adjustments	(502)	318,470	(73,877)
Net (loss) income under U.S. GAAP	$(528,667)	$(866,409)	$(377,435)
Basic and diluted earnings per share:
Numerator:
Net (loss) income under U.S. GAAP	$(528,667)	$(866,409)	$(377,435)
Net (loss) Income under U.S. GAAP available for common shareholders, used for dilutive computation	(528,667)	(866,409)	(377,435)
Denominator:
Weighted average of common shares used in basic computation (thousand)	789,819	789,819	789,819
Add: dilutive impact of stock options and warrants(1)	—	—	—
Weighted average of common shares used in dilutive computation (thousand)	789,819	789,819	789,819
Earnings per share, basic	(0.687)	(1.10)	(0.30)
Earnings per share, diluted	(0.687)	(1.10)	(0.30)

(1)	According to ASC 260.

	As of December 31,
	2011	2010
Shareholders’ equity under MFRS	$2,459,054	$2,990,526
Accumulated adjustments:
Capitalization of interest (a)	14,062	23,587
Amortization of capitalized interest (a)	(69,290)	(67,081)
Installation revenues and related costs (b)	(32,599)	(43,827)
Installation costs not charged to customers (c)	(945,446)	(953,596)
Capitalized internal compensation cost (d)	(1,571)	(1,714)
Impairment charge (e)	1,056,072	1,056,072
Severance Indemnity liability (f)	(292)	(9,987)
SAB 108 initial effects (g)	7,034	7,034
SAB 108 effects for the year 2006 (h)	3,035	3,035
Total U.S. GAAP adjustments	$31,005	$13,523
Shareholders’ equity under U.S. GAAP	$2,490,059	$3,004,049

Provided below is an analysis of changes in shareholders’ equity under U.S. GAAP:

	Year Ended
	December 31,
	2011	2010
Balance at the beginning of the year	$3,004,049	$3,851,883
Net loss under U.S. GAAP	(528,667)	(866,409)
Decrease in capital stock	—	—
Stock option plan	3,918	4,569
Repurchase of shares	1,064	10,863
Severance Indemnity liability (FAS 158 effects), net of tax of $1,293	9,695	3,143
Balance at the end of the year	$2,490,059	$3,004,049

I. Explanation of reconciling items

a. Capitalization of interest —

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

As of 2009, the Mexican economy is no longer deemed an inflationary environment, for purposes of Mexican GAAP; therefore capitalization of the comprehensive financing result in such year no longer considers any gains or losses from monetary position as result of the adoption of the new MFRS B-10 “Inflation Effects” mentioned elsewhere in this financial statement. As a result, the Company capitalized $9,530 of foreign exchange differences that must be reversed for purposes of U.S. GAAP.

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

b. Installation revenues and related costs —

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

c. Installation costs not charged to customers —

Under MFRS, installation costs not charged to customers are capitalized and amortized on a straight-line basis over the remaining term of the concession. The concession term expires in October 2017.

Under U.S. GAAP, installation costs not charged to customers are expensed as incurred.

d. Capitalized internal compensation cost —

MFRS allows that certain compensation charges directly attributable to capital expenditures to be capitalized. During 2002, the Company capitalized some compensation expenses in an amount of $2,856, which are being amortized on a straight-line basis over 20 years. The Company has not incurred these charges since 2003.

Under U.S. GAAP, these charges were expensed when incurred.

e. Impairment —

As of December 31, 2008, under MFRS, the carrying amount of long-lived assets was higher than the expected discounted income at the Company’s theoretical rate for weighted average cost of capital under current market conditions. The impairment charge (a non-cash item) calculated for 2010 amounted to $528,672. Said charge was proportionately distributed throughout the different asset classes.

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

f. Severance Indemnity liability —

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

g. Initial application of SAB 108 —

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

h. Reversal of SAB 108 —

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

At December 31, 2011 and 2010 the fair value of the Company’s long-term debt based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments are summarized as follows:

		Quoted prices	Significant
		in active	other	Significant
	Fair value at	markets for	observable	unobservable
	December 31,	identical assets	inputs	inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Senior Notes(1)	$1,649,487	1,649,487	—	—

(1)	Senior notes are carried at amortized cost and their carrying value as of December 31, 2011 is $ 2,795,740. The $ 1,649,487 represents the estimated fair value of the notes. See Note 11 “Bonds Payable”.

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

As of January 1, 2008 and for the years ended December 31, 2011, 2010 and 2009, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The income tax returns of the Company and its subsidiaries remain subject to examination by the local tax authorities for the tax years beginning in 2004 in Mexico and 2007 in U.S.

Significant components of deferred income taxes under U.S. GAAP are as follows:

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2011:	Balances	Balances	Total

Deferred tax assets:
Allowance for doubtful accounts	$129,861	—	$129,861
Provisions	56,376	—	56,376
Installation revenues	—	9,780	9,780
Installation costs not charged to customers	—	283,634	283,634
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	166,152	(302,716)	(136,564)
Tax loss carryforwards	483,451	—	483,451
Total gross deferred tax assets	835,840	(9,302)	826,538
Less valuation allowance	(802,608)	9,302	(793,306)
Net deferred tax assets	$33,232	—	33,232
Deferred tax liabilities:
Prepaid expenses	$(12,918)	—	(12,918)
Derivative financial instruments	(702)	—	(702)
Total gross deferred tax liabilities	(13,620)	—	(13,620)
Net deferred tax asset	$19,612	—	19,612

	ASC 740	ASC 740
	Applied to	Applied to
	MFRS	U.S. GAAP
December 31, 2010:	Balances	Balances	Total

Deferred tax assets
Allowance for doubtful accounts	$81,591	—	$81,591
Labor obligations upon retirement		—	—
Provisions	63,319	—	63,319
Installation revenues	—	13,148	13,148
Installation costs not charged to customers	—	286,079	286,079
Telephone network equipment and leasehold improvements, frequency rights, intangible assets, impairment and preoperating expenses	112,051	(303,285)	(191,234)
Tax loss carryforwards	447,564	—	447,564
Total gross deferred tax assets	704,525	(4,058)	700,467
Less valuation allowance	(691,995)	4,058	(687,937)
Net deferred tax assets	$12,530	—	12,530
Deferred tax liabilities
Prepaid expenses	$(10,009)	—	(10,009)
Derivative financial instruments	(2,521)	—	(2,521)
Total gross deferred tax liabilities	(12,530)	—	(12,530)
Net deferred tax asset	$—	—	—

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

	Year Ended December 31,
	2011	2010	2009
Operating activities:
Net (loss) income under U.S. GAAP	$(528,667)	$(866,409)	$(377,435)
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities: Depreciation and amortization	567,164	594,225	562,643
Hedging valuation	(89,115)	43,453	58,479
Allowance for doubtful accounts	189,238	49,361	32,269
Deferred income tax	—	134,762	(90,357)
Severance indemnity	(11,095)	(2,244)	10,652
Stock option plan	4,253	4,253	1,669
Loss on sale of fixed assets	78,690	40,141	42,113
Gain on sale of subsidiary	—	—	(6,126)
Foreign currency exchange (loss) gain	324,320	(140,320)	(95,920)
	534,788	(142,778)	137,987
Changes in operating assets and liabilities:
Accounts receivable	(129,317)	(113,836)	(62,049)
Inventory	16,783	(9,304)	24,502
Prepaid expenses	13,419	2,145	5,486
Other assets and liabilities	(83,228)	147,499	31,879
Cash flow provided by operating activities	352,445	(116,274)	137,805
Investing activities:
Acquisition of fixed assets	(302,673)	(509,056)	(751,689)
Proceeds on sale of fixed assets	2,395	3,565	10,256
Investments in corporate bonds and notes	(20,979)	—	—
Proceeds on sale of subsidiary	—	—	6,126
Acquisition of intangible assets	(183)	(257)	5,252
Cash flow used in investing activities	(321,440)	(505,748)	(730,055)
Financing activities:
Cost of shares acquired for issuance upon exercise of stock options, and issuance costs	(334)	316	(9,546)
Bank financing and debt payments	—	—	(4,354)
Repurchase of shares	1,062	10,863	8,362
Other financing items	(10,377)	(1,276)	(6,274)
Cash flow (used in) provided by financing activities	(9,649)	9,903	(11,812)
Net increase (decrease) in cash and cash equivalents	21,356	(612,119)	(604,062)
Cash and cash equivalents at beginning of the year	375,224	987,343	1,591,405
Cash and cash equivalents at end of the year	396,580	375,224	987,343
Interest paid	$295,830	$292,006	$281,142
Income taxes paid	$11,726	$13,982	$14,308
Increase (decrease) on fixed assets acquired Under capital lease	3,132	6,613	6,327

g. Operating income —

MFRS allows certain non-recurring charges, such as asset write-offs, to be classified as non-operating. For the years ended 2011, 2010, and 2009, these charges were $81,085, $43,706, and $50,559, respectively.

Under U.S. GAAP, such items are considered part of operating income.

h. New U.S. GAAP accounting pronouncements —

In July 2010, the FASB issued Accounting Standard Update (‘‘ASU’’) No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (‘‘ASU No. 2010-20’’). The ASU amends FASB Accounting Standards Codification Topic 310, Receivables, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The disclosures about the credit quality of the Company’s receivables required by the ASU are in Note 4. As this ASU amends only the disclosure requirements for loans and the allowance for credit losses, the adoption of ASU No. 2010-20 is not expected to have a significant impact on the Company’s financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, ‘‘Presentation of Comprehensive Income’’ (‘‘ASU 2011-05’’). The amendments in ASU 2011-05 allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments in ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company believes the adoption of this guidance concerns disclosure only and will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued FASB Accounting Standards Update No. 2011-12 ‘‘Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05’’. Under ASU 2011-12, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with presentation requirements in effect before ASU 2011-05. The amendments are being made to allow FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The amendments in ASU 2011-12 are effective at the same time as the amendments in ASU 2011-05 so that entities will not be required to comply with the presentation requirements in ASU 2011-05 that ASU 2011-12 is deferring. The adoption of ASU 2011-12 has no impact on the Company’s consolidated financial statements.

i. Subsidiary Guarantor Information

On December 20, 2006, the Company issued 150 million dollars of Senior Notes in an international offering of debt that was subsequently completed on January 10, 2007 and on September 5, 2007, with the additional issuance of 25.0 million dollars each. The Senior Notes were registered as public debt in a exchange offer on December 28, 2007, pursuant to a guarantee by certain Maxcom subsidiaries: Corporativo en Telecomunicaciones, S. A. de C. V., Maxcom Servicios Administrativos, S. A. de C. V., Outsourcing Operadora de Personal, S. A. de C. V., TECBTC Estrategias de Promoción, S. A. de C. V., Maxcom TV, S. A. de C. V., Maxcom, USA, Inc. and Sierra Comunicaciones Globales, S. A. de C. V., Telereunión, S. A. de C. V., Sierra USA, Communications, Inc., Telscape de México, S. A. de C. V. and Asesores Telcoop, S.A. de C.V. became guarantors of the abovementioned Senior notes.

All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.

In January 20, and November 16, 2011, Celmax Móvil, S.A. de C.V., and Servicios MSF, S.A. de C.V., respectively, were designated as new guarantors in accordance with the indenture dated December, 2006 governing our senior notes due 2014.

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	MAXCEL	SMSF	Elimination	Consolidated

Balance sheet as of December 31, 2011:

Cash and cash equivalents and Current restricted cash	$392,688	267	250	122	197	124	-	-	54	2,765	-	29	11.00	-	71	-	396,580

Accounts receivable - net	1,600,999	471,126	87,435	40,190	93,936	7,776	110	442	203,032	7,005	5,331	9,125	111	50	1,013	(1,644,153)	883,528

Inventory - net	8,895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,895

Prepaid expenses	19,352	4,162	1,506	8	67	-	-	-	-	15	-	-	-	-	-	-	25,110

Investment in subsidiaries	83,729	16,283	-	-	-	-	-	-	-	-	-	-	-	-	-	(100,013)	-

Frequency rights - net	40,799	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	40,799

Telephone network system and Equipment net	4,028,786	-	-	-	-	-	-	-	48,950	5,884	20,985	8,709	-	-	-	-	4,113,315

Intangible assets - net	156,240	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	156,240

Deposits	6,647	-	407	-	-	-	-	-	635	19	-	-	-	-	-	-	7,709

Prepaid expenses long term	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Derivative financial instruments	104,960	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	104,960

Deferred taxes	-	17,948	1,267	70	135	-	-	-	-	-	-	-	-	-	192	-	19,612

Other assets	2,152	-	-	-	-	-	-	-	-	(1)	-	-	-	-	-	-	2,151

Total assets	$6,445,247	509,786	90,865	40,390	94,335	7,900	110	442	252,671	15,687	26,316	17,863	122	50	1,276	(1,744,166)	5,758,899

Total liabilities	$3,986,193	472,868	88,755	31,169	87,423	531	10	876	267,636	4,714	1,271	1,302	69	-	1,181	(1,644,153)	3,299,842

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	CelMax	SMSF	Elimination	Consolidated

Shareholders’ Equity:

Capital Stock and Additional Paid- In Capital	6,227,299	66	96	55	53	171,497	127	55	717,462	13,044	97,874	11,308	50	50	50	(1,011,789)	6,227,299

Accumulated deficit	(3,768,245)	36,852	2,014	9,167	6,859	(164,128)	(27)	(488)	(732,427)	(2,071)	(72,829)	5,253	3	-	45	911,776	(3,768,245)

Repurchase of shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total shareholders’ equity	2,459,054	36,918	2,110	9,222	6,912	7,369	100	(433)	(14,965)	10,973	25,045	16,561	53	50	95	(100,013)	2,459,054

Total liabilities and shareholders - equity	6,445,247	509,786	90,865	40,391	94,335	7,900	110	443	252,671	15,687	26,316	17,863	122	50	1,276	(1,744,166)	5,758,896

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	CelMax	SMSF	Elimination	Consolidated

Total shareholders’ equity under Mexican GAAP	$2,459,054	36,918	2,110	9,222	6,912	7,369	100	(433)	(14,965)	10,973	25,045	16,561	53	50	95	(100,013)	2,459,054

Preoperating expenses	(391,951)																(391,951)

Amortization of preoperating expenses	391,951																391,951

Capitalization of interest	14,062																14,062

Amortization of capitalized interest	(69,290)																(69,290)

Installation revenues	(32,599)																(32,599)

Installation costs	(945,446)																(945,446)

Capitalized internal compensation cost	(1,571)																(1,571)

Impairment charge	1,056,072																1,056,072

Severance indemnity liability	(292)																(292)

SAB 108 initial effect	7,034																7,034

SAB effects for the year	3,035																3,035

Recognition of deferred taxes	-																-

Total shareholders’ equity under US. GAAP	$2,490,059																2,490,059

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	ATE	CelMax	SMSF	Elimination	Consolidated

Statements of Operations for the year ended December 31, 2011:

Revenues	$2,375,941	344,844	66,460	23,989	75,317	3	-	160	44,460	1,140	1,147	2,555	21	-	1,009	(561,108)	2,375,941

Operating cost and expenses	(2,291,826)	(336,806)	(64,472)	(23,116)	(72,741)	(11)	-	(145)	(23,114)	(1,087)	(7)	(827)	-	-	(914)	561,108	(2,253,956)

Integral (cost) income of financing	(535,079)	6,183	992	806	969	567	-	-	(18,792)	686	-	2	(15)	-	(1)	-	(543,684)

Other income (expenses)	(85,489)	(3,718)	(598)	(202)	(359)	(3)	-	(11)	(10)	-	(3)	(3)	(3)	-	(61)	(41,428)	(131,888)

Taxes	-	13,948	1,374	1,267	688	-	-	(9)	-	-	(148)	-	-	-	12	-	17,134

Net (loss) income	(536,453)	24,451	3,756	2,744	3,874	556	-	(5)	2,544	739	989	1,727	3	-	45	(41,423)	(536,453)

Net (loss) income for the year under Mexican GAAP	(536,453)	24,451	3,756	2,744	3,874	556	-	(5)	2,544	739	989	1,727	3	-	45	(561,105)	(536,453)

Capitalization of interest	(9,527)																(9,527)

Amortization of capitalized Interest	(2,209)																(2,209)

Installation revenues	11,229																11,229

Installation costs	8,150																8,150

Capitalized internal compensation cost	143																143

Impairment charge	-																-

Severance indemnity liability	-																-

Recognition at deferred taxes	-																-

Net loss (income) for the year Under U.S. GAAP	$(528,667)	24,451	3,756	2,744	3,874	556	-	(5)	2,544	739	989	1,727	3	-	45	(561,105)	(528,667)

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	TRE	SUS	Telscape	SCG	ATE	Celmax	SMSF	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2011:

Net (loss) income the year under U.S. GAAP	$(528,667)	10,503	2,382	1,477	3,184	555	-	(5)	2,544	739	-	1,727	3	-	33	(23,142)	(528,667)

Depreciation and amortization	551,097	-	-	-	-	-	-	-	14,500	755	-	812	-	-	-	0	567,164

Other adjustments to reconcile net income to cash provided by operating activities	507,953	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,662)	496,291

Net change in working capital	(176,681)	(11,136)	(2,226)	(1,485)	(3,501)	(551)	-	5	(16,233)	(1,501)	(989)	(2,537)	(3)	(50)	(12)	7	(182,343)

Resources (used in) provided by Operating activities	353,702	(633)	156	(8)	(317)	4	-	-	811	(7)	(989)	2	-	(50)	21	7	352,445

Resources used in financing activities	(10,083)	-	-	-	-	-	-	-	(988)	-	989	-	-	50	50	333	(9,649)

Resources (used in) provided by investing activities	(321,354)	-	-	-	-	-	-	-	-	(2)	-	-	-			(84)	(321,440)

Cash and cash equivalents:

Net increase (decrease) in cash and cash equivalents	22,265	(632)	156	(8)	(317)	4	-	-	(177)	(9)	-	2	-	-	71	2	21,356

Beginning balances	370,423	900	94	130	514	120	-	-	231	2,774	-	27	11	-	-	-	375,224

Ending balances	$392,688	267	250	122	197	124	-	-	54	2,765	-	29	11	-	71	2	396,580

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Balance sheet as of December 31, 2010:

Cash and cash equivalents and Current restricted cash	$370,423	899	94	130	514	120	-	-	231	2,774	-	27	11	-	375,223

Accounts receivable - net	1,163,277	108,901	20,461	12,763	10,990	7,103	110	271	169,382	5,037	3,999	4,188	90	(518,017)	988,555

Inventory - net	25,678	-	-	-	-	-	-	-	-	-	-	-	-	-	25,678

Prepaid expenses	25,785	4,011	1,204	10	104	-	-	-	519	15	-	-	-	-	31,648

Investment in subsidiaries	46,932	9,567	-	-	-	-	-	-	-	-	-	-	-	(56,499)	-

Frequency rights - net	47,282	-	-	-	-	-	-	-	-	-	-	-	-	-	47,282

Telephone network system and Equipment net	4,291,478	-	-	-	-	-	-	-	63,450	6,559	20,985	9,521	-	-	4,391,993

Intangible assets - net	213,212	-	-	-	-	-	-	-	-	-	-	-	-	-	213,212

Deposits	6,466	-	407	-	-	-	-	-	635	17	-	-	-	-	7,525

Prepaid expenses long term	6,881	-	-	-	-	-	-	-	-	-	-	-	-	-	6,881

Derivative financial instruments	8,402	-	-	-	-	-	-	-	-	-	-	-	-	-	8,402

Deferred taxes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Other assets	2,152	-	-	-	-	-	-	-	-	(1)	-	-	-	-	2,151

Total assets	$6,207,968	123,378	22,166	12,903	11,608	7,223	110	271	234,217	14,401	24,984	13,736	101	(574,516)	6,098,550

Total liabilities	$3,218,012	110,912	23,811	6,425	8,570	409	10	699	252,015	4,167	928	602	51	(518,017)	3,108,594

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Shareholders’ Equity:

Capital Stock and Additional Paid- In Capital	6,223,379	66	96	55	53	171,497	127	55	717,173	13,044	97,874	11,308	50	(1,011,398)	6,223,379

Accumulated deficit	(3,232,359)	12,400	(1,741)	6,423	2,985	(164,683)	(27)	(483)	(734,971)	(2,810)	(73,818)	1,826	-	954,899	(3,232,359)

Repurchase of shares	(1,064)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,064)

Total shareholders’ equity	2,989,956	12,466	(1,645)	6,478	3,038	6,814	100	(428)	(17,798)	10,234	24,056	13,134	50	(56,499)	2,989,956

Total liabilities and shareholders - equity	6,207,968	123,378	22,166	12,903	11,608	7,223	110	271	234,217	14,401	24,984	13,376	101	(574,516)	6,098,550

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Total shareholders’ equity under Mexican GAAP	$2,989,956	12,466	(1,645)	6,478	3,038	6,814	100	(428)	(17,798)	10,234	24,056	13,134	50	(56,499)	2,989,956

Preoperating expenses	(391,951)														(391,951)

Amortization of preoperating expenses	391,951														391,951

Capitalization of interest	23.587														23.587

Amortization of capitalized interest	(67,081)														(67,081)

Installation revenues	(43,827)														(43,827)

Installation costs	(953,596)														(953,596)

Capitalized internal compensation cost	(1,714)														(1,714)

Impairment charge	1,056,072														1,056,072

Severance indemnity liability	(9,987)														(9,987)

SAB 108 initial effect	7,034														7,034

SAB effects for the year	3,035														3,035

Recognition of deferred taxes	-														-

Total shareholders’ equity under US. GAAP	$3,003,479														$3,003,479

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2010:

Revenues	$2,577,457	431,235	103,474	21,486	92,663	14	-	178	42,644	1,358	1,158	866	31	(695,172)	2,577,457

Operating cost and expenses	(2,717,222)	(370,313)	(86,008)	(19,528)	(86,227)	(12)	(3)	(167)	(30,778)	(1,293)	(15)	(826)	(10)	697,744	(2,614,658)

Integral (cost) income of financing	(220,144)	(526)	(177)	(45)	(97)	504	-	-	(12,780)	(198)	-	(1)	(7)	-	(233,472)

Other income (expenses)	(635,040)	(52,231)	(12,698)	(1,261)	(3,480)	(14)	-	(14)	(48,362)	-	(14)	(14)	(14)	92,063	(661,080)

Taxes	(184,394)	(24,281)	(6,129)	(1,814)	(2,746)	(7)	-	(6)	(29,995)	-	(528)	(3,161)	-	-	(253,061)

Net (loss) income	(1,179,343)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,271)	(133)	601	(3,136)	-	94,635	(1,184,879)

Net (loss) income for the year under Mexican GAAP	(1,179,343)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,271)	(133)	601	(3,136)	-	94,635	(1,184,879)

Capitalization of interest	6,337	-	-	-	-	-	-	-	-	-	-	-	-	-	6,337

Amortization of capitalized Interest	(2,100)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,100)

Installation revenues	23,748	-	-	-	-	-	-	-	-	-	-	-	-	-	23,748

Installation costs	(103,568)	-	-	-	-	-	-	-	-	-	-	-	-	-	(103,568)

Capitalized internal compensation cost	143	-	-	-	-	-	-	-	-	-	-	-	-	-	143

Impairment charge	528,672	-	-	-	-	-	-	-	-	-	-	-	-	-	528,672

Severance indemnity liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Recognition at deferred taxes	(134,762)	-	-	-	-	-	-	-	-	-	-	-	-	-	(134,762)

Net loss (income) for the year Under U.S. GAAP	$(860,873)	(16,116)	(1,538)	(1,162)	113	485	(3)	(9)	(79,271)	(133)	601	(3,136)	-	94,635	(866,409)

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	TRE	SUS	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated

Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2011:

Net (loss) income the year under U.S. GAAP	$(830,421)	8,165	4,591	652	2,860	492	(3)	(3)	(49,276)	(133)	1,129	25	-	4,487	(866,409)

Depreciation and amortization	581,075	-	-	-	-	-	-	-	14,053	857	-	812	-	2,572	594,225

Other adjustments to reconcile net income to cash provided by operating activities	-	-	-	-	-	-	-	-	48,031	-	-	-	-	48,031	-

Net change in working capital	129,477	1,049	-	-	-	-	-	-	(3)	-	-	-	-	1,087	129,406

Resources (used in) provided by Operating activities	56,791	(8,727)	(4,703)	(699)	(2,642)	(568)	-	3	(16,851)	(1,263)	(863)	(838)	11	(6,853)	26,504

Resources used in financing activities	(63,108)	488	(112)	(47)	218	(76)	(3)	-	(4,046)	(539)	266	(1)	11	49,325	(116,274)

Resources (used in) provided by investing activities	11,177	-	-	-	50	-	3	-	3,082	-	(266)	-	-	4,143	9,903

Cash and cash equivalents:	(559,356)	-	-	-	-	-	-	-	139	1	-	-	-	(53,648)	(505,748)

Net increase (decrease) in cash and cash equivalents	(611,287)	488	(112)	(47)	268	(76)	-	-	(825)	(538)	-	(1)	11	-	(612,119)

Beginning balances	981,710	411	206	177	246	196	-	-	1,056	3,312	-	28	-	-	987,342

Ending balances	$370,423	899	94	130	514	120	-	-	231	2,774	-	27	11	-	375,223

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Balance sheet as of December 31, 2009:

Cash and cash equivalents and Current restricted cash	$981,710	412	206	177	246	196	-	-	1,056	3,312	-	28	-	-	987,343

Accounts receivable - net	1,130,668	95,738	16,978	12,593	8,958	6,124	110	50	120,909	4,010	2,659	3,184	50	(407,576)	994,455

Inventory - net	16,374	-	-	-	-	-	-	-	-	-	-	-	-	-	16,374

Prepaid expenses	28,927	660	211	2	2	1	-	4	327	15	-	-	-	-	30,149

Investment in subsidiaries	150,183	11,183	-	-	-	-	-	-	-	-	-	-	-	(161,366)	-

Frequency rights - net	59,674	-	-	-	-	-	-	-	-	-	-	-	-	-	59,674

Telephone network system and Equipment net	4,780,074	-	-	-	-	-	-	-	122,963	7,416	20,985	10,332	-	-	4,941,770

Intangible assets - net	199,224	-	-	-	-	-	-	-	-	-	-	-	-	-	199,224

Deposits	6,209	-	407	-	-	-	-	-	635	18	-	-	-	-	7,269

Prepaid expenses long term	10,524	-	-	-	-	-	-	-	-	-	-	-	-	-	10,524

Derivative financial instruments	38,319	-	-	-	-	-	-	-	-	-	-	-	-	-	38,319

Deferred taxes	184,394	9,808	1,714	106	118	7	-	-	29,995	-	528	3,654	-	-	230,324

Other assets	2,152	-	-	-	-	-	-	-	-	(1)	-	-	-	-	2,151

Total assets	$7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576

Total liabilities	$3,428,459	83,431	17,508	4,670	6,400	-	7	466	218,684	4,403	716	435	-	(407,576)	3,357,603

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Shareholders’ Equity:

Capital Stock and Additional Paid- In Capital	6,218,810	66	96	55	53	171,497	127	55	715,200	13,044	97,874	11,308	50	(1,009,427)	6,218,808

Accumulated deficit	(2,046,912)	34,304	1,912	8,153	2,871	(165,169)	(24)	(467)	(657,999)	(2,677)	(74,418)	5,455	-	848,061	(2,046,910)

Repurchase of shares	(11,925)	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,925)

Total shareholders’ equity	4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973

Total liabilities and shareholders - equity	7,588,432	117,801	19,516	12,878	9,324	6,328	110	54	275,885	14,770	24,172	17,198	50	(568,942)	7,517,576

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Total shareholders’ equity under Mexican GAAP	4,159,973	34,370	2,008	8,208	2,924	6,328	103	(412)	57,201	10,367	23,456	16,763	50	(161,366)	4,159,973

Preoperating expenses	(391,951)														(391,951)

Amortization of preoperating expenses	391,951														391,951

Capitalization of interest	17,252														17,252

Amortization of capitalized interest	(64,981)														(64,981)

Installation revenues	(67,574)														(67,574)

Installation costs	(850,028)														(850,028)

Capitalized internal compensation cost	(1,857)														(1,857)

Impairment charge	527,400														527,400

Severance indemnity liability	(14,009)														(14,009)

SAB 108 initial effect	7,034														7,034

SAB effects for the year	3,035														3,035

Recognition of deferred taxes	133,117														133,117

Total shareholders’ equity under US. GAAP	3,849,362														3,849,362

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2009:

Revenues	2,563,577	435,839	88,639	23,851	74,827	-	-	-	42,644	1,568	1,148	2,556	-	(672,079)	2,562,570

Operating cost and expenses	(2,603,978)	(421,946)	(85,329)	(23,165)	(71,821)	8	-	(152)	(33,052)	(1,484)	(68)	(830)	-	672,080	(2,569,737)

Integral (cost) income of financing	(297,606)	(164)	(55)	(85)	(70)	13,797	-	-	(12,478)	(133)	-	(1)	-	-	(296,795)

Other income (expenses)	(44,125)	(1,175)	(1,702)	184	(131)	(200,128)	-	(22)	(1,363)	15	1	111	-	187,202	(61,133)

Taxes	80,658	(2,266)	(390)	(150)	(788)	(15,187)	-	1	-	-	(288)	508	-	(561)	61,537

Net (loss) income	(301,474)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(303,558)

Net (loss) income for the year under Mexican GAAP	(301,474)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(303,558)

Capitalization of interest	8,810														8,810

Amortization of capitalized Interest	(516)														(516)

Installation revenues	9,231														9,231

Installation costs	(111,616)														(111,616)

Capitalized internal compensation cost	143														143

Severance indemnity liability	(2,712)														(2,712)

Recognition at deferred taxes	21,455														21,455

Net loss (income) for the year Under U.S. GAAP	(376,679)	10,288	1,163	635	2,017	(201,510)	-	(173)	(4,249)	(34)	793	2,344	-	186,642	(378,763)

	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	TRE	SUS	Telscape	SCG	Non Guarantor ATE	Elimination	Consolidated
Statement of Cash Flows under U.S. GAAP for the Year Ended December 31, 2009:

Net (loss) income the year under U.S. GAAP	(185,296)	10,288	1,163	635	2,017	(201,510)		(173)	(4,249)	(31)	793	2,344		(4,744)	(378,763)

Depreciation and amortization	544,757								24,058	1,124		811		(8,107)	562,643

Other adjustments to reconcile net income to cash provided by operating activities	(61,742)	(2,650)							(7,093)					26,014	(45,471)

Net change in working capital	(152,213)	(8,263)	(1,142)	(835)	(1,941)	196,984		173	(8,495)	(1,581)	(793)	(3,156)	(50)	(19,342)	(604)

Resources (used in) provided by Operating activities	145,506	(625)	21	(200)	76	(4,526)	0	0	4,221	(488)	0	(1)	(50)	(6,179)	137,805

Resources used in financing activities	(5,537)								(3,888)				50	(2,387)	(11,812)

Resources (used in) provided by investing activities	(743,729)					4,497			611					8,566	(730,055)

Cash and cash equivalents:

Net increase (decrease) in cash and cash equivalents	(603,760)	(625)	21	(200)	76	(29)	0	0	944	(488)	0	(1)	0	0	(604,062)

Beginning balances	1,585,470	1,037	185	377	170	225			112	3,800		29		0	1,591,405

Ending balances	981,710	412	206	177	246	196	0	0	1,056	3,312	0	28	0	0	987,343

j. Valuation and Qualifying Accounts -

Amounts expressed in Millions of Mexican Pesos ($)

		Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts	2011	$316.0	$188.6	$—	$504.6
	2010	$233.3	$168.5	$(85.7)	$316.0
	2009	$161.9	$184.1	$(112.8)	$233.3
Allowance for obsolete and slow- moving supply inventories	2011	$8.0	$—	$(2.0)	$6.0
	2010	$7.1	$0.9	$—	$8.0
	2009	$0.0	$7.1	$—	$7.1
Allowance for obsolete and slow- moving network inventories	2011	$10.0	$2.7	$—	$12.7
	2010	$6.7	$3.4	$—	$10.0
	2009	$13.7	$(7.0)	$—	$6.7

ITEM 19. EXHIBITS

1.1	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

2.1	Senior Note Indenture, dated December 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Técnicos Especializados en Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Maxcom USA, Inc. and Deutsche Bank Trust Company Americas, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.2	First Supplemental Indenture, dated September 5, 2007, among Maxcom, the guarantors a party thereto and Deutsche Bank Trust Company Americas, as trustee, filed as an exhibit to our registration statement on Form F-1/A (No. 333-145800), filed with the SEC on November 1, 2007, is incorporated herein by reference.

2.3 *	Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.

2.4	Form of Deposit Agreement among Maxcom, the Depositary named therein and all holders of American Depositary Shares issued thereunder, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.5	Form of Registration Rights Agreement by and among Maxcom, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holding I, LLC, BAS Capital Funding Corporation, BankAmerica Investment Corporation and the other stockholders party thereto, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.6	Third Amended and Restated Securityholders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.7	Third Supplemental Indenture dated as of December 31, 2008, among Telereunion, S.A. de C.V., Telescape, S.A. de C.V., Sierra US Communication, Inc. an each a direct or indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

2.8	Fourth Supplemental Indenture dated as of February 23, 2010, among Asesores Telcoop, S.A. de C.V. an indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

3.1	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, as trustee, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on July 1, 2002, is incorporated herein by reference.

3.2	CPO Trust Agreement, dated October 17, 2007, among Maxcom Telecomunicaciones, S.A. de C.V., its shareholders and Nacional Financiera, S.N.C. (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

3.3	CPO Deed, dated October 17, 2007, among Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex and Comisíon Nacional Bancaria y de Valores (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

4.1	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.2	Interconnection Agreement for long-distance services, dated January 22, 1999, between Amaritel and Teléfonos de México (Telmex) valid for an initial period of two years between February 1, 1999 and January 1, 2001, and in effect thereafter in accordance with article 42 of the Mexican Telecommunications law, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

132 of 140

4.3	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.4	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., originally entered into on November 24, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.5	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V., as amended on December 21, 2000, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.6	Telecommunications Service Agreement, dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V. , filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.7	Telecommunications Service Agreement, dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., pursuant to which Bestel will provide long-distance and private call services to Maxcom, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.8	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.9	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.10	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.11	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.12	Concession for a public telecommunications network in telecommunications regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.13	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

133 of 140

4.14	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.15	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.16	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.17	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.18	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.19	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.20	Warrant Agreement, dated as of March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, as warrant agent, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.21	Dark Fiber Optic Purchase Agreement, dated as of August 13, 2002, between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.22	Transactional Lease Termination Agreement, dated as of May 20, 2003, among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.23	Capacity Sale Agreement, dated as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 24, 2004, is incorporated herein by reference.

4.24	Credit Agreement, dated April 28, 2004, by and among Banco Santander Mexicano, S.A., Institución de Banca Mútiple Grupo Financiero Santander Serfin, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.25	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.26	Amendment dated August 5, 2004 to Exhibit B of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999, between Maxcom and Telefonos de México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

134 of 140

4.27	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.28	Credit Agreement, dated October 25, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, Maxcom, as borrower and Maxcom SF, S.A. de C.V. as joint and several obligor, and amendment dated December 13, 2005, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.29	Credit Agreement, dated October 21, 2005, by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.30	Irrevocable Trust Agreement, dated November 21, 2005, by and among Maxcom, as settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustees, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.31	Minutes of Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.32	Stock Purchase Agreement, dated November 22, 2005, by and among Maxcom and Maxcom SF, S.A. de C.V., as sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V., as buyers, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.33	Supply and Installation Agreement of Video Through DSL (IPTV) System dated December 15, 2006 by and among Maxcom Telecomunicaciones, S.A. de C.V., Alcatel Bell N.V. and Alcatel México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

4.34	The First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, among Maxcom Telecomunicaciones, S.A. de C.V. and Banco Nacional de México (English translation) , filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

4.35	Second Executive Stock Option Plan, dated July 17, 2006 (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

6.1 *	Computation of earnings per share.

7.1 *	Computation of ratio of earnings to fixed charges

8.1 *	Subsidiaries of the Registrant.

11.1	Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1 *	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2 *	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*   Filed herewith.

135 of 140

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

136 of 140

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun, Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz(abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

IPTV	Internet Protocol Television is also called Internet Television or TV over IP and it refers to the transmission of television signals through the Internet using Internet Protocol.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.

137 of 140

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Ministry of Communications and Transportation.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

138 of 140

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Miguel Cabredo Benites
Miguel Cabredo Benites
Chief Financial Officer

DATE: April 25, 2012

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