Form 20-F
period 2012-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2013-05-15
CIK 1113306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

C. Guillermo González Camarena No. 2000

Col. Centro de Ciudad Santa Fe

Mexico, D.F., 01210

(Name, Telephone, E-mail and/or Facsimile number and Address of Company ContactPerson)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act:

11% Senior Notes due 2014, not registered on an exchange

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:806,006,544 shares of Series A common stock. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐ N/A ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as	☐ Other
issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

TABLE OF CONTENTS

PART I		6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3. KEY INFORMATION		6
A.	Selected financial data	6
B.	Capitalization and indebtedness	9
C.	Reasons for the offer and use of proceeds	9
D.	Risk factors	9
ITEM 4. INFORMATION ON THE COMPANY		29
A.	History and development of the Company	29
B.	Business overview	30
C.	Organizational structure	61
D.	Property, plant and equipment	62
ITEM 4A. UNRESOLVED STAFF COMMENTS		66
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		66
A.	Operating Results	67
B.	Liquidity and capital resources	77
C.	Research and development, patents and licenses, etc.	82
D.	Trend information	83
E.	Off — balance sheet arrangements	83
F.	Tabular disclosure of contractual obligations	83
G.	Safe Harbor	84
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		84
A.	Directors and senior management	84
B.	Compensation	87
C.	Board practices	89
D.	Employees	91
E.	Share ownership	91
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		91
A.	Major Shareholders	91
B.	Related party transactions	93
C.	Interests of experts and counsel	93
ITEM 8. FINANCIAL INFORMATION		94
A.	Consolidated statements and other financial information	94
B.	Significant changes	94
ITEM 9. THE OFFER AND LISTING		94

ITEM 10. ADDITIONAL INFORMATION		97
A.	Share capital	97
B.	Memorandum and articles of association	97
C.	Material contracts	117
D.	Exchange Controls	118
E.	Taxation	118
F.	Dividends and paying agents	129
G.	Statement by experts	129
H.	Documents on display	129
I.	Subsidiary information	130
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		130
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		131
A.	Debt Securities	131
B.	Warrants and Rights	131
C.	Other Securities	131
D.	American Depositary Shares	131
PART II		132
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		132
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		132
ITEM 15. CONTROLS AND PROCEDURES		133
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		134
ITEM 16B. CODE OF ETHICS		134
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		134
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		134
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		135
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		136
ITEM 16G. CORPORATE GOVERNANCE		136
PART III		139
ITEM 17. FINANCIAL STATEMENTS		139
ITEM 18. FINANCIAL STATEMENTS		139
ITEM 19. EXHIBITS		140
GLOSSARY OF TELECOMMUNICATIONS TERMS		145

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Unless otherwise specified, our financial data for the years ended December 31, 2012 and 2011 is presented in thousands of nominal Mexican pesos. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2012, which was Ps.13.01 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

Beginning with the fiscal year starting January 1, 2012, Mexican issuers that disclose information through the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange, which we refer to as the BMV) are required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this document to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements must be audited in accordance with the International Standards on Auditing, as required by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, which we refer to as the CNBV), and in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States) for purposes of filings with the U.S. Securities and Exchange Commission, or SEC.

Our consolidated financial statements for the years ended December 31, 2012 and 2011 were prepared in accordance with IFRS. Our date of transition to IFRS was January 1, 2011. These consolidated financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1) has been applied in preparing these financial statements. Note 22 to our consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, or MFRS) and IFRS as of January 1 and December 31, 2011 and for the year ended December 31, 2011. The selected financial information for 2011 differs from the information we previously published for 2011, because it is presented in accordance with IFRS for comparative purposes, as required by IFRS 1.

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

The selected financial data set forth below as of and for the years ended December 31, 2012 and 2011 have been derived from, and should be read in conjunction with, our consolidated financial statements for the years ended December 31, 2012 and 2011, which are included in Item 18 of this report. Our consolidated financial statements for each of the two fiscal years ended December 31, 2012 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm.

	For the Year Ended December 31,
	2012(1)	2012	2011
	(U.S.$)	(Ps.)	(Ps.)
	(in thousands)
Statement of comprehensive loss Data:
Net revenues	169,196	2,201,252	2,375,941
Operating costs and expenses:
Network operating costs	62,420	812,086	770,257
Selling, general and administrative expenses	53,774	699,611	795,544
Depreciation and amortization	44,317	576,565	668,655
Other expenses	13,165	171,279	123,761
Restructuring charges	453	5,899	8,129
Total operating costs and expenses	174,129	2,265,440	2,366,346
Operating (loss) income	(4,933)	(64,188)	9,595
Interest expense	(23,131)	(300,941)	(297,497)
Interest income	444	5,779	2,748
Foreign currency (gain) loss	14,641	190,477	(338,047)
Derivative financial instruments (loss) gain	(3,805)	(49,500)	95,174
Gain on repurchase of senior notes	7,521	97,845	—
Net finance cost	(4,332)	(56,340)	(537,622)
Total income tax expense (loss)	1,196	15,560	(14,890)
Net loss and comprehensive loss for the year	(10,461)	(136,088)	(513,137)

Loss and comprehensive loss per share:
Basic	(0.01)	(0.17)	(0.65)
Diluted	(0.01)	(0.17)	(0.65)

	For the Year Ended December 31,
	2012(1)	2012	2011	January 1, 2011
	(U.S.$)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)
Statement of financial position Data

Assets
Current assets:
Cash and cash equivalents	$11,262	$146,516	$396,580	$375,224
Derivative financial instruments	1,259	16,385	27,583	-
Accounts receivables— net	47,246	614,674	654,740	714,661
Value added tax recoverable	3,818	49,668	88,554	166,465
Other sundry debtors	5,594	72,775	46,236	67,719
Inventory — net	1,346	17,512	8,895	25,678
Prepaid expenses	1,233	16,047	25,109	31,647
Total current assets	71,758	933,577	1,247,697	1,381,394

Non-current assets:
Telephone network systems and equipment — net	299,171	3,892,246	3,956,307	4,231,838
Intangible assets — net	10,478	136,326	127,419	175,785
Deferred income taxes — net	753	9,793	12,888	-
Prepaid expenses	-	-	-	6,881
Guaranty deposits	597	7,769	7,709	7,526
Derivative financial instruments	1,211	15,756	54,058	-
Other assets	165	2,151	2,151	2,151
Total long lived assets	312,376	4,064,041	4,160,532	4,424,181

Total assets	$384,134	$4,997,618	$5,408,229	$5,805,575

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$31,247	$406,532	$215,773	$346,204
Accruals	2,133	27,752	19,701	33,724
Current installments of obligations under capital leases	422	5,488	2,975	1,693
Customer deposits	165	2,152	2,051	2,158
Other taxes payable	1,998	25,999	34,626	54,127
Accrued interests	916	11,920	14,372	12,705
Total current liabilities	36,882	479,843	289,498	450,611

Non-current liabilities:
Derivative financial instruments	-	-	-	13,534
Senior notes	175,462	2,282,774	2,744,287	2,432,882
Installments of obligations under capital leases	398	5,173	6,141	4,920
Other accounts payable	2,380	30,970	39,650	48,372
Labor obligations upon retirement	323	4,198	2,485	1,691
Other long term liabilities	2,255	29,333	28,345	34,351
Deferred income taxes — net	-	-	-	13,235
Total long-term liabilities	180,817	2,352,448	2,820,908	2,548,985

Total liabilities	217,699	2,832,291	3,110,406	2,999,596

Stockholders’ equity:
Capital stock	370,053	4,814,428	4,814,428	4,814,428
Additional paid-in capital	276	3,592	817,054	813,135
Accumulated losses	(203,895)	(2,652,693)	(3,333,659)	(2,820,522)
Repurchase of shares	-	-	-	(1,062)
Total stockholders’ equity	166,434	2,165,327	2,297,823	2,805,979

Total liabilities and stockholders’ equity	$384,134	$4,997,618	$5,408,229	$5,805,575

	For the Year Ended December 31,
	2012(1)	2012	2011
	(U.S.$)	(Ps.)	(Ps.)
	(in thousands)
Other Operational and Financial Data
Capital expenditures (2)	(44,842)	(583,390)	(419,630)
Resources arising from operating activities	59,373	772,414	752,016
Resources used in financing activities	(33,926)	(441,382)	(313,242)
Resources used in investing activities	(44,666)	(581,096)	(417,418)
Adjusted EBITDA(3)	53,257	692,872	813,238
EBITDA(3)	53,002	689,555	810,140

(1)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.0101 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on December 31, 2012. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)	Capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(3)	EBITDA for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax. Adjusted EBITDA for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost. EBITDA and adjusted EBITDA should not be considered as alternate measures of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with IFRS, or as indicators of operating performance or cash flows from operating activity as measures of liquidity. The following table sets forth a reconciliation of EBITDA to net income (loss) under IFRS for each of the periods presented.

	For the Year Ended December 31,
	2012	2011
	(Ps.)	(Ps.)
	(in thousands)
EBITDA Reconciliation
Net loss)	(136,088)	(513,137)
Total income taxes	15,560	(14,890)
Restructuring	5,899	8,129
Other expenses	171,279	123,761
Net finance cost	56,340	537,622
Depreciation and amortization	576,565	668,655
EBITDA	689,555	810,140

EXCHANGE RATES

The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on May 13, 2013 was Ps.11.98 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low

April 2013	Ps.	12.16	Ps.	12.22	Ps.	12.36	Ps.	12.07
March 2013		12.35		12.55		12.83		12.35
February 2013		12.87		12.72		12.87		12.63
January 2013		12.71		12.71		12.99		12.59
December 2012		13.01		12.87		13.01		12.72
November 2012		13.04		13.10		13.25		12.98
October 2012		13.09		12.87		13.09		12.70
2012		13.01		13.17		14.39		12.63
2011		13.99		12.49		14.24		11.50
2010		12.36		12.64		13.18		12.16
2009		13.06		13.57		15.37		12.60
2008		13.54		11.17		13.92		9.92

(1)	Source: Banco de México.
(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

Our inclusion of these exchange ratios is not meant to suggest that the peso amounts actually represent such U.S. dollars or that such amounts could have been converted into U.S. dollars at such rate or any other rate.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Risks Related to Our Business

Because we have a history of losses and may continue to incur significant expenses, we may not be able to generate sufficient cash flows to meet our debt service obligations and implement our business plan.

We have had a history of negative operating cash flows and could face difficulties in meeting our debt service obligations. We incurred losses of Ps.136.1 million (U.S.$10.5million) for the year ended December 31, 2012 as compared to losses of Ps.513.1 million (U.S.$36.7 million) for the year ended December 31, 2011.

The losses for the year ended December 31, 2012 are mainly related to lower operating income primarily due to a decrease in our wholesale and public telephony business when compared to the year ended December 31, 2011, a decline which we expect to continue.

In addition, our business plan, which contemplates the expansion of our network and services, requires significant capital expenditures. Our ability to fund our debt service obligations, our operating expenses, and any planned capital expenditures will depend on our ability to retain our existing customer base, develop a significantly larger customer base and increase our operating cash flows.

However, we may not succeed in retaining existing customers and attracting more customers and as a result our business may not generate sufficient operating cash flows to meet our existing debt service obligations or implement our business plan.

In the event we continue to incur significant losses, we may not be able to service all of our debt obligations or fund our capital expenditure plan which could have a material adverse effect on our business, results of operations and financial condition. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could materially harm our business, results of operations and financial condition.

We are experiencing low and declining cash balances and increases in our trade accounts payable and other current liabilities, which may result in our not having sufficient cash to meet our debt service obligations and operating expenses.

We have low cash balances that have been declining. As of December 31, 2012, our cash and temporary investment balance was Ps.146.5 million (U.S.$11.3 million). In addition, our trade accounts payable and other current liabilities have increased significantly since December 31, 2012, due in part to our need to rely on vendor financing in order to preserve cash for the U.S.$11.0 million interest payment we made on the notes due 2014 on December 15, 2012. If our trade accounts payable and other current liabilities continue to increase and our cash balances continue to decline, and if we are not able to increase our cash reserves through capital contributions, through asset sales or through the generation of increased operating cash flows, we may not be able to meet our debt service obligations under the notes due 2014 and our other liabilities and operating expenses. In addition, due to our low cash balance, we are currently not able to make the investments necessary to maintain our network.

We may be unable to maintain or expand our network in a timely manner or without undue cost.

Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective expansion of our network. Factors that could affect such build-out include:

•	municipal or regional political events or local rulings;

•	our ability to obtain permits to use public rights of way;

•	state municipal elections and change of local government administration;

•	our ability to generate cash flow or to obtain future financing necessary for such build-out;

•	unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our build-out;

•	delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third party suppliers or contractors to meet their obligations in a timely and cost−effective manner; and

•	regulatory and political risks relating to Mexico, such as the revocation or termination of our concessions, the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions or easing of restrictions on the repatriation of profits or on foreign investment.

Although we believe that our cost estimates and expansion schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the build-out will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan, including the development of a significantly larger customer base, and result in revenues and net income being less than expected.

The loss of our key personnel or if we are unable to integrate new personnel in connection with the Recapitalization Transactions, could harm our business, results of operations and financial condition.

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

Between 2008 and 2012, we experienced significant turnover in our executive ranks, including in the positions of chief executive officer, chief operating officer, chief sales officer and chief financial officer, which adversely affected our ability to develop and execute our business strategies during such period.

We may not have sufficient personnel to effectively manage and grow our operations.

We are experiencing a significant strain on our administrative, operational and financial personnel. We anticipate that maintaining our operations and pursuing sustainable growth will require us to recruit and hire a significant number of new non−executive managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain qualified personnel who can support the implementation of our business plan, the quality of our services may be impaired, we may face difficulties in retaining customers, and may be unable to grow our operations as planned.

If we have to pay Telmex local interconnection fees, we may not be able to provide services at competitive rates.

Teléfonos de México, S.A.B. de C.V. (which we refer to as Telmex), and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long−distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.1268 (U.S.$0.00975) per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.

Our results may be negatively impacted by high levels of churn or decreased revenues from existing customers resulting from efforts to limit churn rates.

We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non−payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 2.23%. Our churn rates for the year ended December 31, 2012 was 2.2%. An increase in customer churn could have a material adverse impact on our revenue growth and in our results of operations, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:

•	customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

•	our failure to meet service levels required by our customers;

•	a decline in national or international economic conditions (in particular conditions that can affect our residential customers); and

•	promotional and pricing strategies of our competitors.

In addition, we may experience decreased revenues from existing customers due to our efforts to limit churn rates, such as by offering promotional pricing to maintain existing customers that might otherwise switch carriers or cancel particular services. High levels of churn or decreased revenues as a result of our efforts to combat churn may have a material adverse effect on our financial condition and results of operations.

Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services. Like other operators, we cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality. In prior years, we were working on installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, however, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. In 2012, our capital expenditures were limited primarily to maintaining our existing network. Due to our low cash balance, we may be unable to replace or upgrade our installed technologies in response to competitors’ actions to build up their networks. Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes. In particular, Axtel, S.A.B. de C.V. (“Axtel”) and “Total Play” (a company owned by Grupo Salinas) have installed fiber optic networks that we believe may represent a significant competitive threat to our existing network. This may require us to devote significant capital to the development, procurement or implementation of new technologies and we currently do not have and in the future may not have the resources to implement such technologies.

There can be no assurance as to the nature and extent of the impact of technological change on our viability or competitiveness. If any future technological change places at risk our viability or competitiveness, the cost of upgrading our products and technology to remain competitive could be significant and our ability to fund this upgrading may depend on our ability to obtain additional financing, which may not be available on terms acceptable to us or at all.

Our telecommunications network infrastructure has several vulnerabilities and limitations.

Our telecommunications network is the source of all our revenues and any damages to or loss of our equipment or any problem with or limitation of our network whether accidental or otherwise, including network, hardware and software failures may result in a reduction in the number of our customers or usage level by our customers, our inability to attract new customers or increased maintenance costs, all of which would have a negative impact on our results of operations. The development and operation of our network is subject to problems and technological risks, including:

•	physical damage;

•	power surges or outages;

•	capacity limitations;

•	software defects as well as hardware and software obsolescence;

•	breaches of security, whether by computer virus, break−in or otherwise;

•	failure to interconnect with carriers linking us with our customers;

•	denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•	other factors which may cause interruptions in service or reduced capacity for our customers.

Our operations also rely on a stable supply of utilities service. We cannot assure you that future supply instability will not impair our ability to procure required utility services in the future, which could adversely impact our business, financial condition and results of operations.

We are subject to delinquencies on our accounts receivable. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. We do not perform credit checks on residential customers who have never had service with us, which accounts for approximately 65% of our residential customers. In the year ended December 31, 2012, we recorded provisions for doubtful accounts in the amount of Ps.68.4 million. In 2011, we recorded provisions for doubtful accounts of Ps.154.8 million, primarily due to customers’ delinquencies. As of December 31, 2012, our provision for doubtful accounts as a percentage of our net revenues was 3.1%. As of December 31, 2011, our provision for doubtful accounts as a percentage of net revenues was 6.5%.

If we are unable to successfully implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent customer delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Mexican economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Mexican peso, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would require an increase our provision for doubtful accounts and adversely affect our financial condition and results of operations.

Our inability to successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.

Sophisticated information and processing systems are important to our existing operations and future growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies. While we have installed systems we deem necessary to conduct our operations efficiently, we intend to upgrade our accounting, information and processing systems as new and more cost efficient technology becomes available. We believe we have budgeted for the applicable expenditures and will have sufficient resources to make such investments. However, we cannot assure you that we will be able to successfully upgrade such systems as technology advances and any inability to do so could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs and accordingly could materially and adversely affect our business, financial condition and results of operations.

Service interruptions due to natural disasters or unanticipated problems with our network infrastructure could result in customer loss.

Natural disasters or unanticipated problems with our network infrastructure could cause interruptions in the services we provide. The failure of a switch and our back-up system would result in the interruption of service to the customers served by that switch until necessary repairs are completed or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers. Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could result in the loss of customers and increased maintenance costs that would adversely impact our results of operations and financial condition.

We have backup data for our key information and data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own or license from others. We also provide content services we receive from content distributors, such as ring tones, text games, video games, wallpapers or screensavers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers, content distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions could also make us subject to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance policies for our network facilities and all of our corporate assets. This insurance coverage protects us in the event we suffer losses resulting from theft, fraud, natural disasters or other similar events or from business interruptions caused by such events. In addition, we maintain insurance policies for our directors and officers. We cannot assure you however, that such insurance will be sufficient or will adequately cover potential losses.

We intend to start selling pre-paid mobile services and therefore we are exposed to a higher risk of customer churn.

We currently intend to offer pre-paid mobile services in the Mexican market. Pre-paid customers do not enter into service contracts, which will make our customer base more susceptible to switching mobile service providers.

We expect that many of our future pre-paid customers will be first-time users of mobile telecommunications services, who have a tendency to migrate among service providers more frequently than established users. To the extent our competitors may offer incentives to switch wireless service providers, through eliminating connection fees and/or subsidizing or giving away handsets, the risk of churn will increase. Our inability to retain future pre-paid customers and manage churn levels could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected if major suppliers fail to provide needed equipment and services on a timely or cost-efficient basis or are unwilling to provide us credit on favorable terms or at all.

We rely on a few strategic suppliers and vendors, including Alcatel–Lucent, Microsoft, NEC and HP to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the network equipment and platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of network equipment and platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for us to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables.

We also depend on network installation and maintenance services providers, equipment suppliers, call centers, collection agencies and sales agents, for network infrastructure, and services to satisfy our operating needs. Many suppliers rely heavily on labor; therefore, any work stoppage or labor relations problems affecting our suppliers could adversely affect our operations. Suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion. If these suppliers fail to deliver products and services on a timely and cost-efficient basis that satisfies our demands or are unwilling to sell to us on favorable credit terms or at all, we could experience disruptions, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

As a non-U.S. issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a public U.S. company.

We recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data are not easily comparable from period to period.

On January 1, 2012, we began preparing our financial statements in accordance with IFRS. Prior to the year ended December 31, 2011, we prepared our financial statements only in accordance with MFRS. Therefore, our financial data as of and for the years ended December 31, 2011, 2010 and 2009 presented in prior year’s annual report on Form 20-F has been derived from our Annual Audited Financial Statements prepared in accordance with MFRS. Because IFRS differs in certain significant respects from MFRS, MFRS financial information presented in prior years is not directly comparable to our IFRS financial information in this annual report. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition in periods prior to 2011.

Risks Relating to the Mexican Telecommunications Industry

The telecommunications industry in Mexico is increasingly competitive, which may resulting lower prices for telecommunications services, lower margins and/or a loss of market share.

The Mexican telecommunications industry is increasingly competitive and rapidly changing. We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators. Telmex is the largest telecommunications service provider in Mexico with a market shares of 72.5% in telephone services and 72.1% in broadband internet access. In addition, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators. The emergence of satellite television in Mexico as one of the main competitors of cable television has adversely affected the demand for cable, especially since satellite television providers are not limited by network coverage. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business.

In 2011, Axtel and “Total Play” began offering high end fiber optic services in a number of the markets we serve. As a result of this high−end offering, operators promise high capacities, valued added and quadruple−play benefits.

We expect increased competition in our upper and medium income socio−economic segments coverage in the short-term and in the medium-term we expect this product to spread to other segments. If we are unable to offer similar products at competitive prices, we may lose significant market share which would have a material adverse effect on our business and results of operation.

Rate pressure could have a material adverse effect on our business, results of operations and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•	increased competition and focus by our competitors on increasing market share;

•	technological advances that allow higher transmission capacities of both new and existing fiber−optic networks, results in better margins and more bandwidth offering;

•	increased participation by traditional fixed−line competitors in the provision of data and pay TV services;

•	the entrance of cable television operators into certain markets that we currently serve and the provision by such operators of services we have historically provided, such as telecommunications and broadband Internet;

•	the entrance of new competitors, such as broadcasting companies, OTT IPTV service providers or the Mexican Federal Power Commission (Comision Federal de Electricidad, or “CFE”); and

•	the merger or consolidation of some concessionaires (fix−mobile−cable), which may affect market penetration.

Continued rate pressure could have a material adverse effect on our business, financial condition and results of operations if we are unable to generate sufficient traffic and increased revenues to offset the impact of decreased rates on our operating margin.

Moreover, these developments may lead to smaller operating margins, greater choices for customers and increasing movement of customers among competitors, which may make it more difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability. In addition, as the cost of acquiring new customers is higher than the cost of maintaining existing customers, high levels of customers deactivations could have an adverse effect on our results of operations, even if we are able to obtain one new customers for each lost customers.

We experience increasing pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer acquisition costs, which may adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability.

Our ability to compete successfully will depend on our network coverage, the quality of our network and service, our rates, customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new subscribers, increasing usage and offering new services, our business, financial condition and results of operations could be adversely affected.

Our fixed-line telecommunications services face increased competition from mobile service providers and other fixed-line service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. We expect the number of fixed lines in service to continue to decline or stagnate, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decrease as customers substitute fixed-line calls with calls from mobile telephones as a result of lower mobile rates. The rate at which the number of fixed lines in service in Mexico may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Mexico.

We also compete in the market for fixed-line services with other fixed-line service providers, primarily Telmex, Axtel, Alestra, S. de R.L. de C.V. (“Alestra”). In addition to direct competition, we also face competition from other providers of value-added services that offer VoIP and other Internet-based telephony. Our loss of a significant number of fixed-line customers would adversely affect our operating revenue and may adversely affect our results of operations.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired.

The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government may grant concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions granted by the Mexican government to provide similar services to those we provide or plan to provide will not be granted to other competitors and that the value of our concessions will not be adversely affected.

On March 2008, the SCT auctioned the 1850−1910/1930−1990 MHz and 1710−1770/2110−2170 MHz, 3400−3700 MHz, 71−76/81/86 GHz and 410−430 MHz spectrum segments.

On November 2009, the SCT published bid terms for auctioning the 1710−1770/2110−2170 MHz spectrum segment and 1850−1910/1930−1990 MHz, spectrum segments under independent processes. The 1710−1770/2110−2170 MHz spectrum was assigned to Radiomovil Dipsa, S.A. de C.V. (“Telcel”), a subsidiary of América Movil, S.A.B. de C.V., and Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“Telefonica Movistar”), while the 1850−1910/1930−1990 MHz spectrum was assigned to a consortium between Nextel de Mexico, S.A. de C.V. (“Nextel”) and Televisa, S.A. de C.V. (“Televisa”), to Telecomunicaciones del Golfo, S.A. de C.V., a subsidiary of Grupo Iusacell, S.A. de C.V. (“Iusacell”) and Telefonica Movistar. These auctions and the corresponding awards are currently under legal dispute by Iusacell.

The awarding of spectrum segments opened the market to new concessions and to new technologies, such as WiMax, that may compete with some of the services we provide. An auction for the 3400−3700 MHz spectrum segment was expected to take place during 2011, but it did not occur. If this auction takes place during 2013, we will explore whether to participate. In the event we fail to successfully bid for this spectrum, we may not be able to provide additional services to our customers that are dependent on these spectrums, which could have an adverse effect on our business prospects and results of operation.

We could lose our concessions if we do not fully comply with their terms and we may not be able to renew our existing concessions.

We hold concessions that enable us to provide telecommunications services. Under the terms of our concessions, we are required to meet a number of technical, build-out and financial conditions and in the past we have failed to meet some of these conditions such as providing coverage to cities within the scope of our concessions within the time-frame provided for in the concession. We cannot assure you that we will not be fined for our past failures to comply with the terms of our concessions. In addition, any failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of those concessions, the imposition of new terms applicable to our concessions, the imposition of fines or the loss of surety bonds that we have issued to the SCT. The Mexican government is not required to compensate us in the event of such termination.

Furthermore, all of our concessions have a specified duration of 10 to 30 years and are scheduled to expire between 2016 and 2028. Mexican law provides that concessions, except for the microwave transmission concessions which will be reauctioned, may be renewed at the discretion of the SCT for a period equal to the duration of the original concession if certain requirements are met, including being in compliance with the terms of the concession. There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed or that we will successfully bid for and retain the microwave transmission concessions.

If any of our key concessions, including our local and long distance telephony concession, were terminated or not renewed, we would be unable to engage in our business.

Under Mexican law, our concessions could be expropriated or temporarily seized.

Holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and any other provision contained in the relevant concession grant and other applicable laws. The Mexican government (through the SCT) may expropriate any telecommunications concession and claim any related asset for reason of public interest or national security, or may temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war. However, in the event of expropriation, we cannot assure you that the indemnification will equal the market value of the concessions and related assets or that we will receive such indemnification in a timely manner or at all.

Fraudulent use of telecommunications networks increases our expenses.

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. These costs also include administrative and capital costs associated with monitoring and preventing the incidence of fraud, as well as raising interconnection costs and capacity costs. We cannot assure you that our efforts to combat fraud will be effective or that fraud will not result in material costs for us in the future. In addition, since we rely on other long−distance carriers for interconnection, some of which do not have anti−fraud technology incorporated in their networks, we are particularly exposed to this risk in our long−distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.”

“Long−distance Calling Party Pays” system could result in a loss of customer traffic and revenue.

In 1997, Cofetel implemented the “Calling Party Pays” system, and in 2006 the “Long-distance Calling Party Pays” system, whereby the customer originating a domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call, who only pays for outgoing calls. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network.

In 2006, we negotiated with the mobile carriers a provisional “Calling Party Pays” interconnection tariff for local and long−distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by Cofetel, for the period 2006 to 2010.

For the 2011 Cofetel has issued a resolution regarding “Calling Party Pays” interconnection tariffs with the mobile carriers, and has determined the tariff at Ps.0.3912. It is probable that for the subsequent years until 2015, Cofetel will issue, on a yearly basis, resolutions oriented to lowering the tariff set forth in 2011. If Cofetel applies the same cost model used for the 2011 resolution, the most probable scenario would be a 10% further decrease in the interconnection tariff.

Furthermore, we have filed a dispute for retroactive interconnection tariffs against the mobile carriers for the years 2006 to 2010 before Cofetel. Some local operators have reached an agreement with respect to the “Calling Party Pays” interconnection tariffs for 2012, 2013 and 2014 at Ps.0.3618, Ps.0.3305 and Ps.0.3094, respectively, while other operators, including us, have not reached an agreement but are currently paying the tariffs.

We have not been able to reach an agreement with Telmex regarding interconnection rates for 2008, 2009, 2010, 2011 and 2012.

We have not yet reached an agreement with Telmex regarding the interconnection rates for 2008, 2009, 2010, 2011 and 2012. Cofetel has not issued a resolution regarding the rates to be applied for 2008, 2009, 2010, and 2012 and Telmex has disputed the 2011 resolution. We are currently unable to estimate the outcome of this dispute.

Foreign ownership restrictions may limit our ability to raise equity capital.

The Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera) and the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) currently provide that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than mobile services, may be held by non−Mexicans. In addition, our shares held by foreign investors are held in the form of ordinary participation certificates (certificados de participacion ordinarios, or “CPOs”) issued by a trustee, which are also referred to as neutral investment shares or securities that do not grant any voting rights and may not represent more than 95% of our total capital stock. Because of such restrictions, we have limited flexibility to raise equity capital from non−Mexican investors. As a result, any future sales of equity securities may require substantial participation by Mexicans, the issuance of non−voting securities to foreign investors (such as CPOs) or a modification of Mexican foreign investment laws and regulations, which could limit our ability to raise equity capital which could have an adverse effect on our business, financial condition and results of operations.

Notwithstanding the foregoing, a recent initiative passed by the Mexican executive branch and the Mexican Congress, and expected to be published in the near term, will amend the Mexican Constitution, seeking to give the state enough power to guarantee competition and end monopolistic practices in the industry. The bill also ends the current 49% limit on foreign investment in fixed-line telephony, and raises the foreign ownership cap for television to 49%. In this regard, if the bill is approved in its current terms, the risk related to foreign investment restrictions will no longer be applicable.

We operate in a highly regulated industry which is currently experiencing broad−based regulatory changes.

The operation of the telecommunications sector in Mexico, including ours, has been subject to laws and regulations administered by the SCT and Cofetel.

During 2007 Cofetel issued the rules for the implementation of number portability effective July 5, 2008. As of this date, the portability service has been operating properly, with the exception of certain third party networks that still take longer than established to route calls to the receiving user. We cannot predict the consequences that portability will have on the market or how it might affect our business. The application of the Mexican Federal Telecommunications Law, the convergence resolution and the number portability rules could adversely affect our business and subject us to additional legal liability or obligations. For more information, see “Industry –– Market Liberalization.

An amendment to the internal operating rules of the SCT (Reglamento Interior de la Secretaria de Comunicaciones y Transportes) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of Cofetel. These new rules will cause an amendment tothe internal operating rules of Cofetel in the near future. The resulting regulatory changes could adversely affect our business and subject us to additional legal liability or obligations, as the decisions to be taken by the SCT and Cofetel could be delayed or take longer period of time to be resolved, especially since such operating rules had been challenged by some operators and authorities.

In addition to the foregoing, several key provisions of the Mexican Antitrust Law (Ley Federal de Competencia Economica) have also been recently revised and declared unconstitutional by the Mexican Supreme Court of Justice, thereby limiting the ability of the Mexican Antitrust Commission (Comision Federal de Competencia, or “CFC”) to obtain information for the analysis of dominant carrier status and antitrust practices.

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

If any of our telecommunication concessions is revoked, we could be prevented from applying for a new concession within five years.

Article 39 of the Mexican Federal Telecommunications Law provides that, in case the SCT revokes a concession from a concession holder, such concession holder will be prevented from obtaining any new concessions or permits from those indicated in the Mexican Federal Telecommunications Law, for a term of 5 years from the date on which revocation takes effect.

The inability to apply for a new concession for such period of time could adversely affect our business financial condition and results of operations.

Risks Related to Mexico

Mexican and global economic conditions may adversely affect us.

The global economy continues to be uncertain, and many companies have limited access to funding. This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, Italy, France and Spain and the downgrade and risk of a potential credit deterioration of the U.S. economy. This global economic downturn and/or any future economic downturn, including downturns in the United States and Europe, could affect our financial condition and results of operations.

Additionally, this recent volatility in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets. This volatility has limited many companies’ access to funding. If access to credit tightens further and borrowing costs rise, our costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. Most recently, credit issues in the United States related principally to the sale of sub-prime mortgages have resulted in significant fluctuations in the financial markets.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination or re-negotiation of NAFTA or other related events could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our business, financial condition or results of operations.

Mexican federal governmental policies or regulations, as well as economic, political and social developments in Mexico, could adversely affect our business, financial condition, results of operations and prospects.

We are incorporated in Mexico and substantially all of our assets and operations are located in Mexico. As a result, we are subject to political, legal and regulatory risks specific to Mexico which can have a significant impact on our business, results of operations and financial condition. The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions, fiscal and monetary policy could have an impact on Mexican private sector entities, including our company, and on market conditions, prices and returns on Mexican securities. We cannot predict the impact that political conditions will have on the Mexican economy. Furthermore, our business, financial condition, results of operations and prospects may be affected by currency fluctuations, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. We cannot assure potential investors that changes in Mexican federal governmental policies will not adversely affect our business, financial condition, results of operations and prospects.

Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012. Currently, no single party has succeeded in securing a majority in the senate or the Camara de Diputados (House of Representatives), and the absence of a clear majority by a single party could continue, which may result in government gridlock and political uncertainty due to the Mexican congress’ potential inability to reach consensus on the structural reforms required to modernize certain sectors of and foster growth in the Mexican economy. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Mexico has recently experienced periods of violence and crime due to the activities of drug cartels. In response, the Mexican government has implemented various security measures and has strengthened its police and military forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them may have a negative impact on the Mexican economy or on our operations in the future. The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Political and economic developments in Mexico may adversely affect our business.

The majority of our customers are Mexican companies or individuals, and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic crisis, it could negatively affect our business or operating results.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions and policies concerning the economy could have a significant impact on private sector entities in general and on us in particular and on market conditions, prices and returns on Mexican securities.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.

The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and Cofetel, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, and limit our ability to grow our operations, or otherwise adversely impact our business.

Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of the notes due 2014.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long−term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso appreciated relative to the U.S. dollar 0.1% in 2007, depreciated 24.6% in 2008, appreciated 3.5% in 2009, appreciated 5.4% in 2010, depreciated 13.2% in 2011 and appreciated 7.0% in 2012.

The general economic conditions in Mexico resulting from a peso devaluation and consequential inflation may have an adverse effect on our results of operation by:

•	increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•	decreasing the purchasing power of Mexican consumers, resulting in a decrease in demand for telephony services; and

•	resulting in our inability, due to competitive pressures, to increase our prices in response to such inflation.

The peso−to−dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar−denominated obligations, including the notes due 2014. In order to diminish the negative effects of a peso devaluation, in May 2007 we entered into currency swap transactions with Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the notes due 2014, for payments during the period from June 2010 to December 2014.

In March 2010 we unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimizes the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the notes due 2014, for payments during the period from June 2010 to December 2014.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of Maxcom continues to decline. In counterpart, we agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

At December 31, 2012 an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our notes not covered by the currency swaps; we have coverage over the interest payments of U.S.$150 million) by approximately Ps.7.2 million over a one−year period. In addition, any further decrease in the value of the peso may negatively affect the value of the notes due 2014.

In February 2013, we have unwound all of our outstanding swap agreements and as a result, we remain exposed to fluctuations of the peso relative to the U.S. dollar, which could have a material adverse effect on our ability to meet our payment obligations denominated in U.S. dollars, thereby adversely affecting our financial condition.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

In recent years, Mexico has experienced higher levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 3.6% during 2012, 3.8% in 2011, 4.4% in 2010, 3.6% in 2009, 6.5% in 2008 and 3.8% in 2007. High inflation rates can adversely affect us as follows:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28−day Mexican government treasury securities averaged, 4.2% for the year ended December 31, 2012, 4.2% in 2011, 4.4% in 2010, 5.4% in 2009, 7.7% in 2008 and 7.2% in 2007. Although we do not currently have any peso−denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

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

We are highly leveraged. As of December 31, 2012 and2011 and January 1, 2011, we had total indebtedness in the amount of Ps.2,305.4, (U.S.$177.2 million), Ps.2,767.8 million (U.S.$198.0 million) and Ps.2,452.2 (U.S.$198.4 million), respectively, which consists primarily of U.S.$200 million aggregate principal of senior notes due 2014, of which the Company repurchased U.S.$22.9. We will use approximately U.S.$22 million annually from our cash flows to service our senior notes due 2014 (interest payments only). Despite our current level of indebtedness, we may be able to incur additional indebtedness. Although the terms of the indenture governing the senior notes due 2014 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:

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

If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our senior notes due 2014, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2012, was an amount equal to U.S.$200 million aggregate principal of senior notes due 2014, of which the Company repurchased U.S.$22.9 (nominal amount).. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.

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

A principal objective of the securities laws of the United States and Mexico is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States and of Mexican issuers in Mexico than is regularly published by or about U.S. issuers of listed securities. In addition, we prepare our consolidated financial statements in accordance with IFRS.

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

Under the Mexican Bankruptcy Law (Ley de Concursos Mercantiles), if we or any of the guarantors of our senior notes due 2014 were declared bankrupt (enquiebra) by a Mexican Court, or were to become subject to reorganization proceeding (concurso mercantil), our obligations under the senior notes due 2014 and the applicable guarantor’s obligations under the guarantee of the senior notes due 2014: (i) would be converted into pesos at the exchange rate published by the Central Bank of Mexico prevailing at the time of the declaration of reorganization proceeding and then from pesos into Unidades de Inversión, or UDIs, inflation indexed units and would not be adjusted to take into account any devaluation of the peso relative to the U.S. dollar occurring after such conversion, (ii) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (iii) would be satisfied at the time claims of all of our creditors are satisfied after the relevant proceedings have been substantially advanced, (iv) would cease to accrue interest from the date a reorganization proceeding or bankruptcy is declared and, (v) would be subject to certain statutory preferences including tax, social security and labor claims and claims of secured creditors.

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

The Recent Constitutional Bill Passed by the Mexican Federal Congress may have an adverse effect on our business, results of operations and financial Condition.

The new telecommunications bill recently passed by the President of Mexico and the Mexican Congress will amend the Mexican Federal Constitution with respect to the telecommunications and broadcasting industries, seeking to strengthen competition and telecommunications authorities.

The bill provides for a number of other measures, including eliminating the limit on foreign investment in fixed network operators, raising the limit on foreign investment in broadcasters to 49%, providing for two new broadcasting licenses to be awarded by public auction, and providing for “must carry” obligations for television service providers and “must offer” obligations for broadcasters.

Lifting foreign ownership restrictions could result in increased competition in our market. Such competition may results in us reducing prices we can charge and may lead to a loss in market share, which could have an adverse effect on our business, results of operations and financial condition.

The bill is likely to become effective in substantially its current form, but its impact will depend on how it is implemented by further legislation and by the new Federal Telecommunications Institute.

Risks Related to Our Liquidity

If we do not raise additional capital, we may not be able to continue as a going concern.

On December 4, 2012, Maxcom entered into a recapitalization agreement pursuant to which it would conduct and an exchange offer for its outstanding debts securities (the “Debt Exchange Offer”) and concurrently Ventura Capital Privado S.A. de C.V. (“Ventura”) would conduct a tender offer for Maxcom’s outstanding equity securities (the “Tender Offer”) and make a capital contribution to Maxcom (the “Capital Contribution”). The Tender Offer and Capital Contribution were conditioned on, among other things, the success of the Debt Exchange Offer. The Debt Exchange Offer was extended three times and expired on April 24, 2013 without the conditions to the offer having been satisfied and, as a result, Maxcom did not receive the Capital Contribution.

Our previously released consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, since the date of those financial statements our operational and financial viability has further deteriorated due to our declining cash balance. As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (U.S.$8.3 million). The notes due 2014, with an outstanding principal balance of U.S.$200 million will mature on December 15, 2014. Without additional sources of capital, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to the notes due 2014 and we may not be able to meet other financial obligations as they come due. If this occurs, holders of the notes due 2014 and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States. In addition, our business is very capital intensive and there is a significant risk that we will not have the ability to make the necessary investments in technology, infrastructure and maintenance of our network. Because the Debt Exchange Offer and the concurrent Tender Offer have not been consummated, Maxcom has not received the Capital Contribution. In light of this outcome, Maxcom is considering all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

Based on the foregoing, our ability to continue as a going concern would depends upon our ability to otherwise raise additional capital or restructure our capital structure.

A voluntary restructuring under Chapter 11 of the United States Bankruptcy Code, or other restructuring, could materially adversely affect our business and could result in holders of our senior notes due 2014 and equity securities having their claims or interests significantly reduced, converted into equity or eliminated.

A restructuring may be protracted and contentious and disruptive to our business and could materially adversely affect our relationships with customers, suppliers and employees who may terminate their relationships with us. A restructuring would also cause us to incur significant legal, administrative and other professional expenses. No assurances can be given that any such restructuring will be successful or that holders of our debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, we may be forced to liquidate our business and assets. Our board of directors has approved the engagement of, and we have engaged, counsel to advise us on a Chapter 11 restructuring and authorized preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of our senior notes due 2014. A restructuring through Chapter 11, or otherwise, could have a material adverse affect on the interests of holders of our debt and equity securities, including the potential cancellation or diminution in value of such securities.

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

On October 24, 2007, we completed a global initial public offering of 12,296,970 American Depositary Shares (ADSs) in the United States and 16,969,697 Ordinary Participation Certificates (Certificados de Participación Ordinarios “which we also refer to as CPOs” for its initials in Spanish) in Mexico. Approximately 16% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.

In connection with our initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock. Upon completion of the conversion, which took place prior to the closing of the initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding. The initial public offering resulted in Maxcom receiving gross proceeds of approximately U.S.$260 million.

In accordance with a report issued by The Bank Of New York, our depositary agent for the ADRs, as of April 30,2013, there were 2,862,278 ADSs being traded in the New York Stock Exchange (which we refer to as the NYSE), under the symbol “MXT”. As of that date, there were approximately 226,996,177 CPOs being traded in the BMV.

In 2012 and 2011, we invested Ps.581.1 million (U.S.$44.7 million) and Ps.417.4 million (U.S.$33.7 million), respectively, in capital expenditures, primarily for the build out and maintain  our infrastructure. In 2013, the company experienced a decline in cash flows and cash balances, which may affect its liquidity. The company plans to address this situation by considering savings in capital expenditures, looking for new investors and other restructuring proceedings.

B.	Business overview

Industry Overview

Mexico is the second largest country in Latin America in terms of population, with approximately 114 million people, a gross domestic product of US$1,155 billion and a gross domestic product per capita of over US$10,000 as of December 31, 2011, one of the highest GDPs per capita in Latin America.

The Mexican telecommunications market, the second largest in Latin America, is expected to generate approximately U.S.$27,500 million in revenues in 2012 and is forecast to grow at an compounded annual growth rate or CAGR of 3.4% over the next five years, to approximately U.S.$32,600 million in 2017, according to data from Pyramid. For 2012, income from fixed and mobile telecommunications services in Mexico will amount to over U.S.$24,700 million, with the expectation of continued growth in the mobile sector and in the local, data and internet segments of the fixed sector.

The fixed telecommunications sector, which includes basic telephone services such as local and long distance calls as well as data and internet services, is a very important part of the telecommunications industry in Mexico. For 2012, revenue from the fixed telecommunications sector is expected to be approximately U.S.$8,834 million, or approximately 32% of the total telecommunications market in Mexico.

According to information provided by Cofetel and by the National Institute of Statistics, Geography and Informatics of Mexico (Instituto Nacional de Estadistica Geografía e Informatica), Mexico has relatively low wire line penetration compared to other countries in Latin America. According to Pyramid, the level of penetration of narrow band access in Mexico is expected to be 18.6% for the year 2012 and to decrease slightly in 2013 to 18.3%. Broadband penetration is estimated to grow from 11.4% in 2012 to 16.2% in 2017, and total fixed penetration is expected to be 30.0% in 2012 and to grow to 33.0% by 2017. It is expected that the total number of broadband subscribers in Mexico will be approximately 13.1 million in 2012, and will grow to approximately 19.6 million subscribers by 2017, representing an estimated annual growth rate of 8.5% from 2012 to 2017.

Market Liberalization

The Mexican telecommunications market has long been dominated by Telmex, the former government owned telecommunications monopoly. However, since the Mexican government completed the privatization of Telmex in 1990, the Mexican telecommunications sector has become increasingly open to competition which has created an opportunity for competitive carriers to capture market share from Telmex.

On October 4, 2006, the Federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonia Local y Television y/o Audio Restringidos que se Proporcionan a través de Redes Publicas Alambricas e Inalambricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, such as us and Telmex, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bidirectional data, Internet broadband services and voice services, including VoIP services. As a result, we face significant competition from new entrants providing telephony services, including cable television providers.

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

In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, in 1997 six companies won concessions in the 1.9 GHz (Personal Communications Services) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “— Mobile Telephony Market.”

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

Other long-distance concessionaires include, among others, (i) Axtel, (ii) Alestra, (iii) Bestel, S.A. de C.V. (“Bestel”), (iv) Iusatel, S.A. de C.V. and (v) Marcatel, S.A. de C.V. (“Marcatel”). International liberalization trends will likely continue to impact the flow of long-distance telephone traffic to and from Mexico. In particular, demand for long-distance services may be inhibited by the increasing use of VoIP.

Mobile Telephony Market

The Mexican mobile telephony market is divided into nine regions. The SCT divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band. Today, cellular A-Band concessions are owned by Telefonica Moviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9. The main mobile telephony carriers in Mexico include:

•	Telcel with nationwide Personal Communications Services and cellular concessions;

•	Telefonica Moviles with nationwide Personal Communications Services and regional cellular (regions 1through 4) concessions;

•	Iusacell with regional cellular (regions 5 through 9) and nationwide Personal Communications Services concessions;

•	Unefon, S.A.B. de C.V., an affiliate of Iusacell, with a nationwide Personal Communications Services concession; and

•	Nextel, an affiliate of NII Holdings, Inc., through enhanced specialized mobile radio licenses.

According to Pyramid, a well-known industry source, in 2012 mobile telephony penetration in Mexico reached 89% with 97.9 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 69.1% of total mobile subscribers. In 2012, total mobile revenues grew 5.7%. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 84% of the total mobile subscriber base at the third quarter of 2012 according to Cofetel. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

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

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure (modems, handsets and set-up boxes), which allows us to control the quality of the user experience and adapt our service offerings to meet market demand.

We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 347,804 as of December 31, 2012, representing a compound annual growth rate of17.8%.

We have a history of being the first provider in Mexico to introduce new services, including:

•	the first commercial digital subscriber line broadband offering in 2005,

•	the first “triple−play” (or cable, voice and broadband) offering to residential customers through a revenue−sharing agreement with cable television companies in 2005, and

•	the first unbundled “quadruple−play” by adding mobile services to our bundled “triple−play” offering as a Mobile Virtual Network Operator (“MVNO”) with Pegaso PCS, S.A. de C.V. on September 5, 2007.

In addition, in August 2007, we launched paid TV services over our copper network using Internet protocol (“IP”), representing the first Internet protocol television (“IPTV”) offering in Mexico.

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of a concentrated population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi and Tehuacan. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan. Assuming that adequate capital is available to us, we believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.

We reach our customers with efficient technology, using a combination of fiber optic cable, broadband−capable copper wire and microwave transmission technology. Since we began construction of our network in 1998, we have employed reliable technology from world class providers, primarily Alcatel–Lucent, capable of providing a wide range of value−added services, including broadband and video. We regularly analyze technological developments and strive to incorporate the most capital efficient network technology available to satisfy our customers’ requirements. We build our telecommunications networks in each city by initially installing centralized equipment, fiber optics and then adding last−mile network infrastructure in a modular fashion through our individual network “clusters” (under-penetrated city areas with the largest potential for new lines) that strategically target individual neighborhoods, business areas and new residential developments. This approach enables us to adapt our network expansion plans, rapidly increase service in a given area and reduce the time between our incurrence of capital expenditures and generation of revenues. This approach also allows us to match our locally−oriented sales efforts, which are primarily conducted by our door-to-door sales force, to our network modules, or cluster builds, so as to maximize the degree and speed of penetration of new areas in which we expand.

As of December 31, 2012, our network encompasses 1,339 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high−quality copper loops capable of high speed data transmission. We have four state−of−the−art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel CSK2 located in Monterrey. We also operate a 170−kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services. We have a point−to−point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate. This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers. We also have a point−to−multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

For the year ended December 31, 2012, we invested Ps.581.1 million (U.S.$44.7 million) in capital expenditures, primarily for the maintenance of our infrastructure.

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

Competitive Strengths

Our business is characterized by the following strengths:

We offer local and long−distance wireline voice telecommunications service and dial−up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel IP video service in Puebla, entirely on our own network. We offer these services separately and in bundles including a “triple−play” of voice, broadband Internet and video. We also offer an unbundled “quadruple−play,” which includes mobile services, through an MVNO agreement with Grupo de Telecomunicaciones Mexicana, S.A. de C.V. (“Telefonica Moviles”). We have a history of being the first provider in Mexico to introduce new services. In 1997, we were the first carrier to obtain competitive wireline local and long−distance telephony concessions.

In 2001, we were the first in Mexico to offer digital subscriber line and to offer VoIP over hybrid fiber coaxial networks. In 2005, we were the first telecommunication carrier in Mexico authorized to provide “triple−play” services through a joint venture with a cable operator and in January 2007 we provided the “triple play” through our own network. We were the first telecommunication carrier in Mexico authorized to provide “quadruple−play” services by the addition of IPTV and mobile services to our residential portfolio in 2007. In addition, in 2012 we launched an “over-the-top” (“OTT”) IPTV service operating through third party broadband Internet access service, which allows us to expand to new market segments at a lower cost to our customers.

History of High Penetration Rates.

Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build-outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved landline penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan.

These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale. As a result of our strategy, we have subscribers for approximately 58% of built lines in our network clusters within 180 days after the completion of the build-out.

Cost Efficient and Flexible, Reliable Technology.

We deploy our network and service our customers’ needs in a cost−efficient manner. We combine fiber optic, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential. Our network uses fiber optic trunks and heavy gauge copper loops, most of which do not exceed 3 kilometers in length which provide us with the capability to deliver broadband data at speeds of up to 20 Mbps. The flexibility of our network allows us to provide value−added services such as video without major outside plant upgrades. We use reliable and widely used technology for our voice, data and IPTV services such as Centrex and Asymmetric Digital Subscriber Line (“ADSL”), which, we believe, ensures the reliability of our network.

Valuable Last-Mile Ownership.

Current Mexican telecommunications regulations do not require Telmex, the wireline incumbent, to provide other telecom carriers with access to its unbundled local loops. This has presented a significant barrier to entry for other telecommunications service providers. We built our own last-mile infrastructure and own in excess of 4,718 kilometers of broadband-capable copper wire that passes by approximately one million homes, connecting a majority of our end users to our fiber network and switches. As a result, we are not dependent on other telecommunications carriers for last mile connectivity to reach our customers. Our broadband−capable last−mile infrastructure provides flexibility to offer additional value−added services in certain clusters and we expect will enable our product offerings to evolve with future market shifts and technology trends. Upon acquiring additional capital, we intend to expand our last mile infrastructure and value-added service offerings. For more information on last-mile connectivity, see “Business––Property, Plant and Equipment––Our Network––Last-mile Connectivity.”

Recognized Brand Name and Customer Perception for Quality Services.

Because we control the entire process of network provisioning, service initiation and service quality, we are able to ensure the quality of our service and maintain customer loyalty. We believe we have been able to achieve high customer satisfaction that has allowed us to gain new customers and retain our existing customers.

We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers. As a result, we have been able to reduce our churn rate from 2.6% as of December 31, 2008 to 1.9% as of December 31, 2012. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Factors Affecting Our Results of Operation––Customer attrition (churn).”

History of Developing Strategic Alliances.

We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers. We also provide unbundled wireless services as part of the “quadruple−play” through our MVNO agreement with mobile operator Telefonica Moviles. In addition, we pre−install communications services for new residential developments by joining forces with real estate developers who facilitate our access to install new infrastructure in new residential communities.

Business Strategy

Our growth strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services.

We intend to continue to focus on residential customers and small−, medium− and large−sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. We believe there is unmet demand for wireline, telephony, broadband, Internet and pay television services, especially among the lower and middle−low income socioeconomic classes. According to “Asociacion Mexicana de Agencias deInvestigacion–AMAI” the lower and middle−low income socioeconomic classes represent approximately 61% of Mexico’s households in 2011.

According to Pyramid our penetration rate was 1.7% in telephony, 0.5% in pay television and 1.2% in Internet access in 2012 in Mexico.

Seize Wireline Opportunity Created by Highly Priced Wireless Offering.

Mobile wireless penetration in Mexico is approximately 89%, nearly triple the penetration rate of wireline telephony, according to the Mexican Federal Telecommunications Commission (Comision Federal deTelecomunicaciones, or “Cofetel”). Based on average call duration of five minutes, current per−minute pricing of prepaid wireless services used by 84% of Mexican mobile users according to Cofetel is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per−minute price of wireless services combined with the socio−demographic characteristics of Mexico, including an average of 3.9 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed−line services at competitive prices.

Expand Tailor-made Solutions to Business Customers.

We also focus on small− and medium−sized business customers which contributed to approximately 52% of Mexican GDP and employed approximately 72% of the total employees in the country in 2012. This group increasingly requires reliable integrated voice, data and managed services which we can provide with tailor−made solutions to meet their specific needs.

Expand Our Network on a Disciplined Demand−Driven, Modular Basis.

As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network build-out in tandem with sales and promotional efforts targeted at customers in the cluster. We also construct our network on a customer demand basis to support small− and medium sized business customers in buildings or locations other than clusters. We refer to these locations as “single sites.” The clusters, single sites and potential build-outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment.

Enhance Residential Penetration Rates and Average Revenue per User through Bundling.

We launched Mexico’s first multichannel IPTV service over our own network in Puebla. Our service uses broadband internet access with ADSL technology to provide digital television allowing our customers to select from over 133 video channels of content with instantaneous channel changes, interactive programming guide, video on demand content and digital video recording (“DVR”) option for premium customers.

We believe that our digital television offerings will allow us to sell video subscriptions to non−customers that are already passed by our networks, which would increase our overall penetration. We also expect to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer. We believe that bundled services increase the use of multiple services, enhance margins and lower churn.

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

 Our Products

In addition to our innovative reliable product offering and high quality customer service, our pricing is typically at a modest discount to the levels charged by Telmex and other competitors for comparable services. The following are the service products we currently offer to our customers.

For the residential market we have the following products:

•	LineaMax Residencial. This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	Larga Distancia Max. This product provides domestic and international long-distance services to our local telephony customers who require long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephony service.

•	CentralMax. This service provides customers in residential developments with all of the functions of a private branch exchange using centrex technology (central functionality for simulating a private branch exchange), without having to acquire and maintain equipment. It also allows customers to communicate with the common areas of the development with four-digit internal calling. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.

•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

•	Internet Max. This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps. We provide this service to customers, regardless of whether they have a telephone line with us.

•	SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	Pay TV services. This service provides digital television content to our residential customers over our copper network using IP including value added features such as video on demand, DVR and interactive programming guide.

•	MaxcomCel: This is our residential mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	STB Off-Net: This is our IPTV service which provides a mix of 53 live TV channels and subscription video on demand services.

•	Yuzu: This service provides live TV and video on demand service provided over the Internet, accessible at any time and compatible with different connectivity devices such as smart phones, tablets and personal computers, among others.

For the commercial market, our product portfolio includes:

•	LineaMax Comercial. This service is identical to Linea Max Residencial, except that it also includes multiline hunting.

•	CentralMax. This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing private branch exchange. This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•	TroncalMax Analogica. This service provides business customers with connectivity to their analog private branch exchange or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	TroncalSip. This service provides sip trunks (Session IP) for business customers that need highly reliable access to and from the public telephone network through their existing IP private branch exchange. This service can be delivered through our Internet Dedicated Access or a third party provider.

•	Hosted Contact Center. This service provides virtual agents infrastructure through our outsourcing model to deliver software licenses and Troncal Sip sessions to customers that needs extra call agents. This services is oriented to call center that needs virtual infrastructure with no investment an gives them flexibility and scalability to grow their campaigns on demand.

•	Hosted Private Branch Exchange. This service provides our business customers with all of the functions of an IP private branch exchange using VoIP technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of Central Max as well as other IP enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection. We market this service to customers who make and receive a significant volume of international and domestic long-distance calls. This service includes additional voice features such as call waiting, caller identification and voice mail.

•	MaxcomCel: This is our business mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls into their call centers or businesses for domestic and international toll free services.

•	SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1Mbps, 2Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines. An ADSL provides a secure, dedicated link to the Internet or a company’s internal data network.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations.

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. We supply all of the software and hardware equipment as an integrated solution for our customers.

•	SOSMax. This service provides preventive and corrective maintenance to our customers’ IT equipment.

•	Managed Servers. It provides Dedicated Servers according to customers’ needs. The service provides configurations in different versions of Windows, Linux and Solaris operating systems. The service features redundant power: generators, UPS, PDU, fire detection and extinction, temperature and humidity control systems, physical and logical security monitoring, interconnections to Internet backbone and technical support 24x7.

•	Managed Backup. Backup and Restore services provide safe data storage in heterogeneous environments, adapting to the increasing demand of customer information. The platform for data backup and recovery is provided through a dedicated high speed fibre channel network (SAN), in a centralized manner.

•	Managed Storage. This service provides on-demand data storage capacity. Our Storage solutions provide either NAS (Network Attached Storage) or SAN (Storage Area Network) with high availability, performance, compatibility and scalability for mission critical customer applications

•	Managed Tape Storage. Managed Tape Storage services allow our customers to store large volumes of information, offering the necessary space and security for their backup in order to have it always available and easy to recover when required. Tapes are either stored in an off-site location or kept inside the Data Center or sent to our customer’s sites.

•	Business Continuity Center. This service provides workstation positions inside the data center's premises, providing telephony, PC, printers and internet access, all available to be used by our customers in case of contingencies at their operating offices.

•	Co-location Services. Managed Colocation services provide all the services of basic infrastructure necessary to operate IT, communications and security equipment or any other device in a high-availability data center. The service features redundant power: generators, UPS, PDU, fire detection and extinction, temperature and humidity control systems, physical and logical security monitoring, optional interconnections to Internet backbone and technical support 24x7.

•	Managed Firewall. This service provides control of the perimeter customers’ network access through either a physical or virtual device that it integrates Firewall and VPN functionality.

•	Virtual Servers. This service enable our clients count with Virtual Server resources using predefined templates, for the execution of their applications in a highly available environment. The service includes the licensing of operating systems.

•	Backup Online. This service provides remote backup for laptops, desktops or servers via a software agent and an internet access. Backups are performed with robust infrastructure in our high availability datacenter.

•	Lync. offers optimized communications through instant messaging and collaboration tools. It includes VoIP software, Web, audio and video conference, and instant messaging for companies without the need to invest in costly IT infrastructure or network updates.

•	Sharepoint. Sharepoint services offer: Creation of Intranet Portals, Administration of files, and documents, Collaboration, Social networks, Extranets, Web sites, Searches on the Intranet, Business Intelligence (reports), Integration of processes, Automation of workflows.

•	Bulk Short Message Service (SMS). This service is a web-based service for bulk-messaging to mobile phones via short message service (“SMS”), allowing our customers to upload and distribute mass SMS marketing messages for texting to mobile users.

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

 Pricing

We generally seek to maintain very competitive prices. We offer pricing plans that are simple in order to assure customers of the integrity of our billing process. We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls. Our residential pricing offerings range from a low monthly rent option with some calls included to an all-inclusive option including unlimited local calls, long-distance and mobile minutes, broadband Internet access and customers’ premises equipment for a fixed monthly fee. For our business customers, our pricing offerings range from a per-minute charge to unlimited local usage. We pay interconnection charges to other carriers on a per-minute basis. However, the common practice in the Mexican retail market is to charge customers on a per-call basis for local service. We seek to minimize the risk associated with this mismatch between our revenues and costs and therefore, in some cases, have implemented a per-minute charge plan for long holding time customers to be consistent with our interconnection fees that are on a per-minute basis.

Revenue Composition

Our management uses information such as revenue by division to evaluate performance, make general operating decisions and allocate resources. The following table sets forth our revenues for the periods indicated below. No interdivision revenues are applicable for the periods presented here in.

	Year Ended December 31
Segments*	2012		2011
			(In millions)
Residential	Ps.	1,003.5	Ps.	994.7
Business		632.0		607.0
Public Telephony		174.9		232.8
Wholesale		374.1		526.9
Other Revenue		16.7		14.6
Total Revenues	Ps.	2,201.2	Ps.	2,375.9

*	The above segments are comprised of homogeneous customers.

The distribution by geographical location of revenue for the years ended December 31, 2012 and 2011 is as follows:

2012
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,084.4	Ps.	616.2	Ps.	10.0	Ps.	1,710.6
Long Distance		201.5		186.8		46.4		434.8
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		12.9		2.0		—		14.9
Capacity Leasing		40.8		—		—		40.8
Total Revenues	Ps.	1,339.8	Ps.	805.0	Ps.	56.4	Ps.	2,201.2

40

2011
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,278.1	Ps.	651.9	Ps.	34.6	Ps.	1,964.5
Long Distance		208.4		139.0		24.1		371.5
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		2.5		1.6		—		4.0
Capacity Leasing		35.7		—		—		35.7
Total Revenues	Ps.	1,524.8	Ps.	792.4	Ps.	58.7	Ps.	2,375.9

 Our Markets

Concession Areas

A majority of our operations take place in five markets in Mexico; Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan. We offer our full range of products and services in each of these five areas. In addition, our concessions allow us to charge a different rate for our services in different cities, giving us an advantage over our competitors.

Mexico City

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.6 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 46.1 telephone lines per 100 inhabitants as of December 31, 2012, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2012, we had 136,062 residential lines in service in Mexico City, representing 3% of all residential lines in service in the city according to our internal data, compared to127,566 residential lines in service as of December 31, 2011.

Puebla

We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.3 million people. In the city of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 26% of all residential lines in service in the city of Puebla as of December 31, 2012 according to our internal data. As of December 31, 2012, we had 67,046 residential lines in service, compared to 65,890 residential lines in service as of December 31, 2011.

Queretaro

We commenced commercial operations in the city of Queretaro in November 2002. The city of Queretaro has a population of approximately 1 million people. As of December 31, 2012, we had 14,431 residential lines in service, representing 10% of all residential lines in service in the city of Queretaro compared to 14,296 residential lines in service as of December 31, 2011, according to our internal data.

San Luis Potosi

We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadrupleplay” strategy. The city of San Luis Potosi has a population of approximately 1.1 million people. As of December 31, 2012 we had 18,791 residential lines in service, representing 18% of all residential lines in service in the city of San Luis Potosi, compared to 18,821 residential lines in service as of December 31, 2011 according to our internal data.

Tehuacan

We commenced commercial operations in the city of Tehuacan in February 2008 with a “triple-play” strategy. The city of Tehuacan has a population of approximately 261 thousand people. As of December 31, 2012 we had 7,057 residential lines in service, representing 21% of all residential lines in service to the city of Tehuacan, compared to 6,932 lines in service as of December 31, 2011 according to our internal data.

Clusters and Single Sites

We have developed a comprehensive marketing strategy that starts by identifying a number of under penetrated city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing.

Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. The cluster becomes the basis for network design and deployment. During the network construction phase, we also launch in tandem a targeted field sales and door-to-door marketing effort.

Our cluster strategy is divided into three stages:

•	Identify clusters through market research. Our market research is designed to identify residential customers and small- and medium-sized businesses. Once we identify potential customers within the clusters, based on the marketing sales forecast we design the deployment of the access network to cover them. We perform a return on investment and profitability analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•	Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule. We commence promoting our services at the same time we build our network. These coordinated and parallel efforts help reduce the time between network deployment and revenue generation.

•	Fill in clusters by offering our services to all customers within the cluster. Marketing efforts are focusedon achieving the highest penetration within our clusters.

Most of our clusters are capable of supporting additional traffic, however, we may need to upgrade some of our initial clusters to be able to adequately handle any increase in demand.

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

Build-out Strategy

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

We have subscribers for approximately 58% of all lines built in a new cluster within 180 days after the completion of the build-out. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including VoIP services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.

We have standardized our network design using Alcatel-Lucent, Advanced Fiber Communications equipment and Huawei equipment (including digital subscriber line access equipment and VoIP technology). We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

Network Backbone

We own and operate 5,915 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca,Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wave lengths, each with 2.5 and 10 Gbps capacity. We have installed three dense wavelength division multiplexing systems to date.

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 282,750 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City switch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 299 route-kilometers of metropolitan fiber in the Mexico City area. We have installed coarse wavelength division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have eight Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio — located along our Mexico City-city of Puebla fiber optic link.

We use our own fiber optic rings to connect our microwave nodes, to provide backhaul to our switches and to connect to the public switched telephone network. We also use this fiber to connect directly to the premises of some of our high-volume business customers for voice and data services and private line service.

Last-mile Connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches. Our copper feeder wire is installed with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its lower cost and faster speed of deployment. For aerial deployment, we typically use electricity poles we lease from the CFE. We integrate fiber optic and Digital Subscriber Line Access Multiplexer facilities in the distribution plant to allow us to provide broadband services.

Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers. With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed ADSL technology.

We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone. We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high speed connection. We also have a point to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro. Our two switches in Mexico City are equipped for 183,390 trunks, our switch in the city of Puebla is equipped for 54,600 trunks and our switch in the city of Queretaro is equipped for 44,760 trunks. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scalable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

We also have two next generation softswitches (one Alcatel-Lucent A5020and one Nortel CS2K) which provide VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market. Our platform is fully IP integrated with additional services including class 5 services like voice mail, call waiting and IP centrex features such as hunting group, call transfer and 3-way conference call. Our VoIP services includes Session Initiation Protocol Trunking or SIP trunking to offer IP connectivity to IP private branch exchange into the commercial market. The A5020 Softswitch has a capacity to manage 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network using SS7 signaling. The CS2K Nortel Softswitch located in Monterrey has the following interconnection capacity: Class 5 functionalities for 22,000 Session Initiation Protocol trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

We also own and operate one pair of Tekelec SS7 Signaling Transfer Points in Mexico City and one in the city of Monterrey, to manage our interconnection with all other carriers using N7 ISUP signaling.

Operational support systems

We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all of our service areas. Our center, which uses Hewlett Packard, Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible and to identify problems early in order to utilize available redundancy and repair the damaged part of our network.

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

Our information technology strategy is to implement operational support systems possessing a high level offunctionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

•	Spanish language support for invoices and documentation;

•	a high degree of integration among all operational support systems components;

•	flow-through of information, provisioning and service activation;

•	capabilities to monitor, manage and resolve network problems;

•	allowance for growth on a modular scalable basis; and

•	support of administrative operations for financial controls.

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco. We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems.

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

We use a billing system that is highly flexible and equipped to bill all commercial products that we offer, both to residential and business customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for mobile post pay subscribers. Furthermore, we developed a new billing system in 2010 and started the migration activities of MBS (Maxcom Billing System), in order to have more flexibility for innovation in the commercial offer. We expect to fully implement our MBS by the end of 2013. That system seeks to have the same flexibility and integration for invoicing all our products offered for residential and business customers, adding features that will increase the effectiveness of the billing process.

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

Strategic Alliances

Alcatel IPTV Supply Agreement

On December 15, 2006, we entered into a supply and installation agreement with Alcatel Bell, N.V. and Alcatel Mexico, S.A. de C.V. (“Alcatel”) for the supply and installation of the video over digital subscriber line systems (“IPTV systems”). Pursuant to this agreement, Alcatel completed installation of IPTV systems using the Microsoft TV platform on June 1, 2007. This system allows us to provide IPTV to our customers including video on demand capabilities. The total price for the supply and installation of the IPTV system was U.S.$10.5 million.

MVNO Agreement with Telefonica Moviles

In 2007 we entered into an MVNO agreement with Telefonica Moviles, pursuant to which we are able to offer mobile services to our customers by reselling traffic and mobile numbers available from Telefonica Moviles, allowing our customers to have their landline and mobile phones under one invoice. A MVNO provides mobile services to its customers but does not have an allocation of spectrum. Rates charged under this agreement vary from fixed rates to variable rates based on volume utilized.

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

As a result, we believe we have positioned ourselves as an excellent quality service provider as a result of a sustained growth of our customer satisfaction level on year by year comparisons.

Sales and Distribution Channels

We focus our sales efforts within clusters using door-to-door sales and telemarketing promotions. We promote our services primarily through advertisements on radio, billboards, in-building promotions, press and magazines. As we commence the deployment of our network within a cluster, we intensify our promotional efforts through our direct sales force in such cluster.

Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 720 sales representatives as of December 31, 2011, compared to 627 sales representatives as of December 31, 2010. As of December 31, 2012, we had 720 sales representatives.

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

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service, which is one of the main components of our business plan.

Our customer service group is divided into three areas:

Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan, Monday thru Friday from 8 am to 10 pm, Saturday & Sunday from 9 am to 9 pm. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding billing, new services or products, area codes, rates, and line installation changes. Prior to being connected to one of our customer service agents, we have an interactive voice response system (“IVR”) that allows customers to consult their bill balance, payment and customer service locations, among other information. By offering customer self-service of information, we increase satisfaction and reduce the number of calls that have to be attended by an agent. The IVR then allows the customer to direct his call to the Centralized Call center, Centralized Trouble shooting Center or Collections.

Walk-in Center. We have two types of walk-in centers which offer customer care services and bill pay cashiers.

Customer Care Center (“CAC”). We have 14 CACs. Each one of these CACs consists of an average of 4 customer care executives and 2 cashiers. They are located as follows: four walk-in centers in Mexico City, five in the city of Puebla, one in the city of Tehuacan, two in the city of Queretaro and two in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services. Casas Maxcom (“CM”), we have 44 CMs. This is a reduced CAC concept, as there in only one customer service executive attending the center and one salesperson. The purpose of the CM is to integrate ourselves into the community by establishing small home-type offices, increase our brand penetration and offer additional payment locations to our customers. They are located as follows: 17 in Mexico City, 11 in the city of Puebla, 2 in the city of Tehuacan, 7 in the city of Queretaro and 7 in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services. The hours of operation of both the CACs and the CMs in Mexico City are from 9:00 am to 5:30 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays. In the rest of the cities the hours of operation are from 9:00 am to 6:00 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays.

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

Customers may access their billing statements through our website. We have also installed an IVR that allows customers to consult their balance, payment and customer service locations, among other information. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, several large chain of stores (Farmacias del Ahorro, Elektra and Tiendas Extra) or at our walk-in centers located in Mexico City, Queretaro, Tehuacan, San Luis Potosi and the city of Puebla. We also assist our customers with new service requests and product information.

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

We do not perform credit checks on residential customers who have never had service with us, which accounts for approximately 65% of our residential customers. Instead, our sales representatives are required to verify the identity and address of such residential customers. We do perform credit checks on customers or addresses that have had service with us and have an imperfect or poor credit history (such customers represent about 30% of the residential customers). We plan to improve our credit underwriting process and rely not only on credit checks but also on systems and infrastructure that will allow our sales force to make more systematic decisions.

We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly, within the four commercial billing cycles, or the three billing cycles in the case of residential customers. We process and print our bills within seven days after closing of each cycle. Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle). We have implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.

For residential and commercial customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we continue to allow incoming calls but only for our client retention specialists to contact the customer to negotiate and collect the payment. After an account is 30 days past-due, we continue our calling collection efforts and in the event that the customer rejects our calls, we schedule a visit. If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies. If the bill remains unpaid, we may assign the receivables to another collection or legal agency. If a customer pays off their debt after disconnect, we reconnect the line.

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

Competition

We primarily compete in the local telecommunications market on the basis of customer service, value added products and price. Our main competitors are wireline and fixed wireless local telephone operators, although we also face competition from mobile wireless operators, cable television providers and Internet service providers.

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

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 72.5% of the wireline local telephone lines in service in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations. In 2012, Telmex made a strong investment in its data services, resulting in a 72.1% market share of broadband access according to the 8.14 million subscribers published in their financial results as of and for March 31, 2012 and according Pyramid Research’s latest published data of total broadband accounts in 2012.

Other Competitors

We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Mega Cable, S.A. de C.V. (“Megacable”) and Marcatel. Axtel is a fixed wireless company that was founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

In 2010, Axtel developed Fiber to the Home (“FTTH”) technology, a new capability for offering high speed broadband directly to the end user. As part of the FTTH project, in 2010 Axtel deployed a last-mile fiber optic network in the regions with the highest home and business broadband density in Guadalajara, Mexico City and Monterrey.

Alestra was awarded a long-distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave concession in the 15 GHz and 23 GHz frequency bands, a point-to-multipoint microwave concession in the 10.5 GHz frequency band and a point-to-point national wireless telecommunications concession in the 7 GHz frequency band. Alestra offers nationwide long distance service and local service in numerous cities, including Mexico City, Puebla and Toluca. Alestra and Axtel are using their local telephony concessions to service primarily the corporate business segment. We believe they are targeting the small- and medium-sized business and residential segments, supported by their alliances with mass-market oriented Internet service providers with which they have partnered to provide VoIP service through broadband access (Netvoice with Axtel and Masternet Services with Alestra).

Dish started operations at the end of 2008, attempting to serve lower income consumers where TV offerings were very limited at the moment. Their strategy was based on price and a selected content offering (this content does not include Televisa). At the end of the first quarter of 2009, Dish was already offering services in several cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosi, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched. As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”. As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering. YOO is currently offered in a number of cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc. Finally, Sky an incumbent DTH pay TV company launched their own new service with a low price strategyto compete in this same segment with Dish and the other Cable TV companies. This new brand called “VETV” has a limited channel offering that includes Televisa content as a differentiator against Dish.

At the end of 2010, new products aimed at small- and medium-sized enterprises appeared on the market and heavy users of data services, such as Axtel and Iusacell that offer up to 100 MB of navigation. It is possible to provide telecommunications services through fiber optics in areas of high and medium added value, where it is common to find offices or even corporate, the products are referred “Axtel Xtremo” and “Iusacell Enlace”. A new competitor appears on the market during 2010, a company owned by Grupo Salinas under the brand of "Total Play”, their services are geared to the residential market and the main advantage is their high speed browsing due to the optical fiber last mile.

The Nextel/Televisa Consortium was awarded with a concession for the 30 Mhz spectrum, however onOctober 2010, both parties announced that they mutually agreed to terminate the agreement due to several injunctions filed against the award by Grupo Salinas, Nextel announced that they will continue with the development of the concession.

Other competitors such as Marcatel and Bestel that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers. Megacable is one of the largest cable television companies in the country offering pay television, Internet broadband access and telephony by cable. Megacable signed a MVNO deal with Telefonica that allows Megacable to offer quadruple play services. Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005, and since 2007 Cablevision has offered IP telephony with “triple play” services.

The adoption of the Convergence Regulations by the SCT could also increase the level of competition we face in certain markets. In addition, Cofetel issued rules relating to number portability which, when effectively applied will enable customers to switch their telephone service to another carrier while maintaining their telephone number. Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as us, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.

In April 2011, Televisa and Iusacell announced that subject to receive a regulatory approvals, Televisa will acquire 50% of the capital stock of Iusacell through an equity investment and a conversion of debt of Iusacell. In June 2012, the CFC approved the transaction, subject to several conditions related to television advertising and corporate governance.

Employees

As of December 31, 2012, we had 2,022 employees, a 9% decrease compared to 2,041 employees as of December 31, 2011. As of December 31 203 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonia, Comunicaciones,Cibernetica, Productos Electricos, Electronicos, Similares y Conexos de la Republica Mexicana). This agreement is renegotiated every year with respect to salaries and every two years with respect to benefits. The current agreement expires on April 1, 2013. We have not experienced any strikes or work stoppages and we believe we have a good relationship with our employees and the union representing them.

We also had 720 sales representatives as of December 31, 2011, compared to 627 sales representatives as of December 31, 2010. As of December 31, 2012, we had 720 sales representatives.

Facilities

As of December 31, 2012, our network encompasses 1,339 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high−quality copper loops capable of high speed data transmission. We have four state−of−the−art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel CSK2 located in Monterrey. We also operate a 170−kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services. We have a point−to−point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate. This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers. We also have a point−to−multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

We currently lease the buildings and land where our operations are carried out and where our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5−year term that expires on December 31, 2017 and is renewable for one additional 5−year term. The Santa Fe lease area is comprised of 85,271 square feet.

Our offices in the city of Puebla are leased for a 3−year renewable term that expires on March 25, 2016. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5−year lease which expires on September 1, 2015. This building is comprised of 2,100 square feet. Our offices in the City of Queretaro are leased for a 15−year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,015 square feet.

We have a branch office in Queretaro that is leased for a 15−year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3−year term that expires on July 31, 2013. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2−year lease expiring March 31, 2013, to add an on−site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5−year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5−year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk−in centers, hosts or single−site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

Legal Matters and Administrative Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In addition, from time to time, we become aware of potential non−compliance with applicable regulations, which have either been identified by us (through our internal compliance auditing program) or through notice from a governmentalentity. In some instances, these matters could potentially become the subject of an administrative or judicial proceeding and could potentially involve monetary sanctions. We believe, after considering a number of factors, including, but not limited to, the opinion of legal counsel, our prior experience and the nature of existing claims andproceedings to which we are currently subject, that the ultimate disposition of these claims and proceedings should not materially affect our consolidated financial position or results of operations.

Mexican Federal Power Commission (Comisión Federal de Electricidad or CFE) Litigation

In July 2006, we acquired Grupo Telereunion from the Grupo VAC Investors, a group comprised of certain members of the Vazquez family. Grupo Telereunion was a party to a lawsuit initiated by the CFE for Ps.38.3 million in rents due for the 30−year lease of infrastructure plus interest, entered into on June 23, 1999, that should have been paid in advance.

Although Grupo Telereunion was found ultimately liable for Ps.42.3 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the CFE, the entities controlled by the Grupo VAC Investors undertook to negotiate with the CFE, on behalf of Grupo Telereunion, more favorable terms for the payment of the amount due to the CFE. On January 9, 2007, Grupo Telereunion executed an agreement with the CFE to pay the amount due over a two−year period in semi−annual payments beginning May 29, 2007 and ending November 29, 2008. As part of this agreement, Grupo Telereunion granted a stand−by letter of credit issued to the CFE to secure payment of the amount due. The entities controlled by the Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit. The entities controlled by the Grupo VAC Investors have also lent us Ps.38.3 million which we have agreed to repay them over a 30−year period in monthly installments of no more than Ps.0.11 million per month, bearing an interest rate of “Equilibrium Interbanking Interest Rate” (“TIIE”) plus 300 basis points.

REGULATION

Industry Regulation

The telecommunications industry in Mexico is subject to the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995. However, certain rules set forth under the General Means of Communications Law (Ley de Vias Generales de Comunicacion), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated there under generally remain effective and are referred to as the Old Telecommunications Law.

Under the Mexican Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by Cofetel. Cofetel was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. Cofetel is responsible for, among other things:

•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors;

•	maintaining a telecommunications registry; and

•	maintaining a registry of applicable rates.

The SCT retains the authority to grant all concessions and permits. Cofetel makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for violations of provisions contained in the concession titles. The SCT has final decision-making power on these issues. Once a final decision is made, Cofetel implements the related regulations.

The terms of our concessions require us to satisfy a number of technical, build-out and financial conditions. A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation or termination of any of our concessions, the imposition of new terms applicable to our concessions or imposition of fines. The Mexican government would not be required to indemnify us in case of such revocation or termination. See “— Concessions and Permits — Termination” below. A failure to comply with any of the terms of our concessions could also result in the loss of surety bonds (fianzas) that we were required to issue in favor of the SCT. We have issued surety bonds in the amount of Ps.0.52 million with respect to our local telephony and long-distance concessions, Ps.1.81 million with respect to all seven of our point-to-point microwave concessions and Ps.0.26 million with respect to all three of our point-to-multipoint microwave concessions.

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

To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT. Pursuant to the Mexican Federal Telecommunications Law, concessions for public telephony networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telephony networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has filed an extension request in a timely manner prior to the expiration of the concession.

Concessions for spectrum frequencies and microwave transmission concessions will be reauctioned at least three years prior to their expiration date. Concessions specify, among other things:

•	the type and technical specifications of the network, system or services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession or the periodic payments to be made to the Mexican government;

•	the amount of the surety bond (fianza); and

•	rights granted to and obligations imposed on the concession holder.

In addition to concessions, the SCT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Mexican Federal Telecommunications Law, a company needs to notify Cofetel of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by Cofetel.

Ownership Restrictions

Under the Mexican Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera), concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans, except in the case of concessions for cellular and personal communications services, where foreign investment participation may exceed 49% of the voting stock with prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretariade Economia).

Pursuant to the Mexican Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “Neutral Shares”) or ordinary participation certificates (certificados de participacion ordinaries – CPOs), evidencing voting shares and neutralizing their vote as the underlying share is not given the right to vote, that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation’s ceiling allowed under the Mexican Foreign Investment Law.

Foreign governments may not own an interest in the concession holder nor own the assets used to operate the relevant concession. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law and could result in the revocation of the applicable public telecommunications network concession.

Transfer

Concessions are transferable if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Mexican Federal Telecommunications Law and the Mexican Foreign Investment Law.

Termination

A concession or a permit may be terminated pursuant to the Mexican Federal Telecommunications Law upon the occurrence of any of the following events:

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

The SCT may revoke a concession for violations in any of the circumstances referred to in the first four events described above. Under the last four events described above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession. No indemnification may be claimed or paid in the event of revocation.

Temporary Seizure

The Mexican government, through the SCT, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, it must indemnify the concession holder for all losses and damages, including lost revenues, except in the event of war where no payments are made. We are not aware of any instance in which the SCT has exercised its temporary seizure powers in connection with a telecommunications company; however, should this be the case, there is uncertainty as to when this indemnification would be paid and as to the actual amount payable.

Expropriation

Pursuant to applicable law, the Mexican government has the statutory right to expropriate any telecommunications concession and claim any related assets for reasons of public interest or national security. Under Mexican law, the Mexican government is obligated to compensate the concession holder, considering any investments made and the depreciation of such assets, owner of such assets in the case of a statutory expropriation.

The amount of the compensation is determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government and require a judicial authority to determine such compensation amount. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company.

In the event of compensation for the temporary seizure or expropriation of a concession or a related asset, there can be no assurances that any such compensation paid by the government will be adequate or that the affected concessionaire will receive any such compensation in a timely manner.

Rates for Telecommunications Services

Under the Mexican Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with Cofetel prior to becoming effective.

In addition, Cofetel is authorized to impose specific rate, quality and service requirements on those companies determined by the CFC to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Mexican Federal Telecommunications Law also prohibits telecommunications providers from cross subsidizing among their services and requires that they keep separate accounting for each of their services.

Cofetel Resolution

On June 14, 2011, our Company received from Cofetel, the Mexican Federal Telecommunications Commission, the final outcome regarding the dispute filed with Cofetel on December 22, 2010 about the interconnection tariffs between our Company and the mobile operators: “Calling Party Pays” (CPP) and “Calling Party Pays National” (CPPN), based on the Articles 42, 43 and 44 of the Mexican Telecommunications Law issued by the SCT.

Cofetel has resolved that the CPP and CPPN tariffs to be paid by us to the main mobile telecommunication carriers is Ps.0.3912 per minute (without any rounding), for the period, January 1, 2011 to December 31, 2011. During 2010 we paid Ps.1.0 per minute for these interconnection tariffs. Cofetel set these tariffs based on the principle of Long Term Incremental Total Cost (CITLP). It is probable that for the subsequent years until 2015, Cofetel will issue, on a yearly basis, resolutions oriented towards lowering the tariff established in 2011. If Cofetel applies the same cost model used for the 2011 resolution, the most probable scenario would be an additional 10% decrease in the interconnection tariff.

Our Concessions

We currently have public telecommunications network concessions to provide the services described below. Each of our public telecommunications network concessions contain one or more specific exhibits that describe the telecommunications services that we are allowed to provide under such concession. In order to broaden the scope of the services we are allowed to offer under our concessions, we must undergo an authorization process before the SCT for each concession.

Local Telephony

We obtained our regional wireline local telephony concession in December 1996. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an additional 30-year period provided we have complied with all of its terms and have received the SCT approval for the extension.

Our concession expressly permits us to provide the following services:

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

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.

The concession requires us to comply with service quality specifications and to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We should be able to comply with the capacity installation and geographic expansion commitment discussed above, as well as other requirements, in order for the concession to remain in effect. As of December 31, 2012 we had not been notified by the SCT of any default of any of our obligations under our concessions.

Long-distance

We obtained our nationwide long-distance concession in December 1996, concurrently with our local telephony concession. Our nationwide long-distance concession has a term of 30 years and may be renewable for up to an additional 30-year period, provided that we comply with all of its terms and receive SCT approval for the extension.

Our concession expressly permits us to provide the following services:

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

The concession does not impose any limitations on our ability to set rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective. The concession requires us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long-distance service in the same locations and at the same time in geographic areas where we provide local telephony services. As described above, in December 2004, both our local and long-distance concessions were amended and we are in compliance with the obligations of our amended concessions.

We service our long-distance concession through direct interconnection with other carriers and by reselling our long-distance traffic to other carriers that have such capability. We currently have long-distance interconnection with Telmex in the cities of Aguascalientes, Celaya, Guadalajara, Irapuato, Leon, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Saltillo, San Luis Potosi and Toluca, among others.

The U.S. Federal Communications Commission (FCC) has granted Maxcom U.S.A., Inc. and Sierra USA Communications, Inc. a license under section 214 of the Communication Act of 1934 (“214 license”), to provide international telecommunications services between the United States and international points, mainly Mexico.

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

These concessions, which were issued in June 1998, have a term of 20 years. Cofetel will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective. The concessions require us to provide available capacity to the general public. We are currently in compliance with all the material terms of the concessions.

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

We are in compliance with our initial coverage obligations for region 8. Although we have the capability to initiate operations in regions 3 and 5, to date no customer has requested such service and we therefore have not initiated operations in these regions.

These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.

Cable Television

On August 4, 2006, the SCT granted us a traditional cable concession to provide cable TV and radio services in the city of Puebla. Our cable television concession has a term of 10 years and may be renewed for up to an additional 10-year period. Shortly thereafter, the SCT filed the Convergence Regulations through which different types of carriers could be authorized to provide additional services to those included in their original concessions.

On October 13, 2006, we notified the SCT of our compliance and voluntary affiliation with the Convergence Regulations and, as a result, the SCT authorized us to provide cable TV and radio services in addition to those services already granted in our original public telecommunication network concession.

As a result, we are now authorized to provide nationwide cable TV and radio services through two concessions and was the first telecommunication concessionaire to be authorized to provide “triple-play” services. We are able to service cities by notifying the SCT and to date have notified them of service provision in 99 cities. We intend to add more cities in the future.

Mobile Network Operation

On January 17, 2007, Cofetel granted us authorization to provide MVNO services based on our 1996 concession. This authorization enables us to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico. As a result of this authorization, we were the first and only telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.

The terms of both the cable TV and radio and MVNO authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose any additional obligations, including minimum coverage or investment commitments, upon us.

Pre-Paid Mobile Lines

Although we have not provided pre-paid mobile services in the past, we are currently developing a project to launch our pre-paid mobile service during 2013.

Material Ongoing Obligations Relating to Our Concessions

Each concession title sets forth the ongoing obligations that we must meet on a monthly, quarterly orannual basis vis-à-vis the SCT and Cofetel. Our principal ongoing obligations include the following:

•	File information related to each concessionaire’s shareholders on the first quarter of every year;

•	Prepare a monthly report on any failures and interruptions of the services;

•	Prepare quarterly quality of services reports which shall be filed before the SCT if required;

•	Prepare commercial practices guidelines which shall be available for review by any third party;

•	Prepare an emergency response plan which shall be filed before the SCT during the following six months after the relevant concession granting date;

•	Notify the SCT of any relevant event that could affect the provision of the services or the performance of the network;

•	Register its service fees with Cofetel each time they are modified;

•	File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•	Prepare a quarterly report on the status of the expansion and coverage of the network;

•	Make available the internal statistics on traffic, routing and performance of the network;

•	Grant a surety bond in favor of the Federal Government (SCT) to guarantee its obligations under the concession;

•	File with the SCT within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•	File with the SCT the form of agreement to be entered with the concessionaire’s subscribers.

Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by Cofetel and imposed by the SCT. In certain cases, failure to comply with these obligations may result in revocation of the relevant concession.

Interconnection

Local Interconnection

Our interconnection agreement incorporates a “bill and keep” procedure under which we do not payTelmex an interconnection fee unless we exceed a certain level of traffic imbalance. Our interconnection agreement with Telmex provides for an allowed percentage of imbalanced traffic of 5%, subtracting from such calculation traffic from Internet Service Providers, call centers, long duration calls, trunking operations and customers who have had contracts for less than 180 days. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, then no interconnection fee amounts are payable by the net carrier of interconnection services. If the imbalance exceeds 5% in any given month, the “bill and keep” feature will not apply for that month. As of December 31, 2012, the interconnection rate is Ps.0.1268 (U.S.$0.00975) per minute.

If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. Cofetel has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers out of our total customers.

Mobile Interconnection

We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefonica Moviles, Nextel and Iusacell. The agreements provide for cellular phone usage, text messaging and data usage. The total fees paid under this agreement as of December 31, 2012 were Ps.157.7 million.

Long-distance Interconnection

Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers.

As a result, we granted long-distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from Cofetel of the obligation to offer such option to our customers. For more information about this waiver, see “—Our Concessions—Long-distance.”

We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis. In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network.

Local Exchange Interconnection Tariffs

In 2008, Local Exchange Carriers (“LECs”) (comprising Alestra, Avantel/Axtel, MCM Comunicaciones, S.A. de C.V. and Bestphone, S.A. de C.V.) filed different interconnection rates disputes against Telmex before Cofetel.

In 2009, we and Telmex executed different amendments to our interconnection agreements, establishing that if we do not reach an agreement regarding the interconnection rates, both parties would submit request to Cofetel for a resolution.

In 2011, Cofetel issued several resolutions regarding the disputes between Telmex and the LECs, reducing the interconnection rates, and established the following rates per minute:

•	Interconnection (origin and termination): Ps 0.03951
•	Long Distance transport (resell): Ps. 0.04530
•	Local Transit: Ps. 0.01904

We are still waiting for Cofetel’s resolution regarding the interconnection rates dispute with Telmex for the years 2011 and 2012. We believe that the resolution will be in the same manner as the disputes between Telmex and the other LECs. Based on the non−discrimination conditions, we paid the interconnection rates established by Cofetel for the other carriers during 2011. Furthermore, we are requesting the retroactive application of the interconnection rates with Telmex for the years 2009 and 2010. We believe that this resolution will not result in any contingency, obligation or economic benefit for us as the applicable rates for such period must be resolved by Cofetel based on the applicable law.

On April 12, 2011, Cofetel published guidelines for developing cost models to be used to settle disputes regarding interconnection rates between public telecommunication networks providers in the Federal Official Gazette.

In February 2012, the Mexican Supreme Court of Justice resolved that the SCT does not have the authority to review the interconnection rates established by Cofetel and ratified that Cofetel is the authority that should solved the interconnection tariffs disputes.

“By−pass” international traffic

Pursuant to regulations of Cofetel, international long−distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by−pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government−authorized and alternative long−distance interconnection and termination rates through local service routes and/or IP services, an increasing portion of the long−distance market between Mexico and the United States is served by entities that circumvent or “by−pass” the international long−distance interconnection system. This practice is illegal under applicable law.

We cannot confirm whether any of our high−volume customers are engaging in “by−pass” activities. There is no requirement to make such a determination under Mexican regulations and we have not implemented a system to detect such activity. We are required, however, to comply with any order from competent regulatory authorities to disconnect a customer deemed to be engaged in “by−pass” activities. In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by−pass” activities. In December 2000, some of the major Mexican long−distance carriers, including us, signed a cooperation agreement to combat “by−pass” activities. If, as a consequence of such actions, the regulatory authorities determine that any of our high−volume customers are engaged in “by−pass” activity, we would be required to disconnect their service and our revenues could be negatively affected.

Mexican Ministry of Communications and Transportation (SCT) Approvals

The terms of most public telecommunications network concessions, including ours, require SCT approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock,” for more information, see “—Ownership Restrictions.” SCT approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession. The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the SCT, as well as the approval of the CFC. See “— Antitrust Approvals.”

Maxcom entered into a network convergence agreement with SCT on October 11, 2006, that allowed us to provide paid TV services in addition to services included in our concession. As a result, the SCT authorized us to offer authorization paid television and audio services on October 13, 2006.

On January 17, 2007, SCT confirmed our request in connection with MVNO service, which allows us to provide mobile cellular telephone service to our customers, using other mobile concessionaires’ networks.

Municipal and Other Regulatory Approvals

Our transmission antennas and telecommunication sites are located in sites that may require municipal andfederal approvals to operate. See “Risk Factors—Risks Related to Our Business—Our telecommunications network infrastructure has several vulnerabilities and limitations.

C.	Organizational structure

The following table set forth our subsidiaries as of December 31, 2012:

Name of the subsidiary	Jurisdiction of organization or incorporation	Percentage Ownership(1)
Maxcom Servicios Administrativos, S.A. de C.V.(2)	Mexico	99.9
Corporativo en Telecomunicaciones, S.A. de C.V. (2)	Mexico	99.9
Maxcom SF, S.A. de C.V.	Mexico	99.9
Maxcom TV, S.A. de C.V. (3)	Mexico	99.9
TECBTC, Estrategias de Promocion, S.A. de C.V.(2)(5)	Mexico	99.9
Outsourcing Operadora de Personal, S.A. de C.V. (2)(5)	Mexico	99.9
Asesores Telcoop, S.A. de C.V.(2)(5)	Mexico	99.9
Telereunión, S.A. de C.V.	Mexico	99.9
Telscape de Mexico, S.A. de C.V.	Mexico	99.9
Sierra Comunicaciones Globales, S.A. de C.V,	Mexico	99.9
Celmax Movil, S.A. de C.V. (3)	Mexico	99.9
Servicios MSF, S.A. de C.V.(2)(5)	Mexico	99.9
Maxcom USA, Inc.	USA	100
Sierra Communications, Inc.	USA	100
Fundacion Maxcom A.C. (4)	Mexico	99.9

This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders

1.	Percentage of equity owned by us directly or indirectly through subsidiaries.
2.	Direct and indirect personnel subsidiaries.
3.	These companies are in pre-operational stage.
4.	A Mexican nonprofit foundation that will provide social services, such as education, culture and housing aids to people in need in the areas where we serve Fundación Maxcom is an unrestricted subsidiary.
5.	Indirect subsidiaries

All of our subsidiaries are wholly-owned, directly or indirectly, by us.

All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture (as supplemented and amended) governing our senior notes due 2014.

D.	Property, plant and equipment

Property

We currently lease the buildings and land where our operations are carried out and where our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5−year term that expires on December 31, 2017 and is renewable for one additional 5−year term. The Santa Fe lease area is comprised of 85,271 square feet.

Our offices in the city of Puebla are leased for a 3−year renewable term that expires on March 25, 2016. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches. We also have a branch office in Puebla that is leased under a 5−year lease which expires on September 1, 2015. This building is comprised of 2,100 square feet. Our offices in the City of Queretaro are leased for a 15−year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,015 square feet.

We have a branch office in Queretaro that is leased for a 15−year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3−year term that expires on July 31, 2013. On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2−year lease expiring March 31, 2013, to add an on−site vault to our warehouse. On April 1, 2008 we leased a 7,190 square feet office for a 5−year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5−year term in San Luis Potosi. In addition, we lease approximately 200 other sites that are used as walk−in centers, hosts or single−site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

Our Network

Build-out Strategy

We build our network on a modular basis. In each city where we operate, we initially install a digital switch and obtain a metropolitan fiber optic network backbone which forms the core of the network in that city.

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

We have subscribers for approximately 58% of all lines built in a new cluster within 180 days after the completion of the build-out. To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including VoIP services) and data services, such as xDSL services with band width of up to 20 Mbps.

We have standardized our network design using Alcatel-Lucent, Advanced Fiber Communications equipment and Huawei equipment (including digital subscriber line access equipment and VoIP technology). We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

Network Backbone

We own and operate 5,915 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wave lengths, each with 2.5 and 10 Gbps capacity. We have installed three dense wavelength division multiplexing systems to date.

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 282,750 trunks. Our two softswitches, the Alcatel A5020 and the NortelCS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City switch.

All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use for 299 route-kilometers of metropolitan fiber in the Mexico City area. We have installed coarse wave length division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity. We have eight Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio —located along our Mexico City-city of Puebla fiber optic link.

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

For aerial deployment, we typically use electricity poles we lease from the CFE.

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

We also have a point to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico. We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro. Our two switches in Mexico City are equipped for 183,390 trunks, our switch in the city of Puebla is equipped for 54,600 trunks and our switch in the city of Queretaro is equipped for 44,760 trunks.

Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer.

Our equipment capacity is scalable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, Centrex services and Operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

We also have two next generation softswitches (one Alcatel-Lucent A5020and one Nortel CS2K) which provide VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market. Our platform is fully IP integrated with additional services including class 5 services like voice mail, call waiting and IP centrex features such as hunting group, call transfer and 3-way conference call. Our VoIP services includes Session Initiation Protocol Trunking or SIP trunking to offer IP connectivity to IP private branch exchange into the commercial market. The A5020 Softswitch has a capacity to manage 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network using SS7 signaling. The CS2K Nortel Softswitch located in Monterrey has the following interconnection capacity: Class 5 functionalities for 22,000 Session Initiation Protocol trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

We also own and operate one pair of Tekelec SS7 Signaling Transfer Points in Mexico City and one in the city of Monterrey, to manage our interconnection with all other carriers using N7 ISUP signaling.

Operational support systems

We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all of our service areas. Our center, which uses Hewlett Packard, Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible and to identify problems early in order to utilize available redundancy and repair the damaged part of our network.

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

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco. We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems.

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

We use a billing system that is highly flexible and equipped to bill all commercial products that we offer, both to residential and business customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for mobile postpay subscribers.

Furthermore, we developed a new billing system in 2010 and started the migration activities of MBS (Maxcom Billing System), in order to have more flexibility for innovation in the commercial offer. We expect to fully implement our MBS by the end of 2013.

That system seeks to have the same flexibility and integration for invoicing all our products offered for residential and business customers, adding features that will increase the effectiveness of the billing process.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements as of December 31, 2012, 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2012, which was Ps.13.01 per U.S.$1.00 as reported by the Banco de Mexico (Central Bank of México). Sums may not add due to rounding.

The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the financial statements.

Adoption of New Accounting Standards

In January 2009, the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission or “CNBV”) published certain amendments to the Rules for Public Companies and other participants in the Mexican Securities Market that require public companies to report financial information in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of January 1, 2012.

Following these amendments, on January 1, 2012, we adopted IFRS, meeting the CNBV requirements. At the same time, our financial statements for fiscal year 2011 were reconciled under IFRS to make them comparable to our financial statements for fiscal year 2012.

Our Audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company determined its opening balance sheet under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The options selected by the Company in the migration to IFRS and the effects on its opening balance sheet as of January 1, 2011, according to IFRS 1, as well as the effects on its balance sheets as of December 31, 2012 and 2011, and its statements of operations and comprehensive income for the years ended December 31, 2012 and 2011, as compared to the Company’s previously reported amounts under Mexican Financial Reporting Standards, are described in note 22 to our consolidated financial statements included elsewhere in this annual report.

The regulations of the Securities and Exchange Commission, or SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while the Company has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in the Company’s filings with the SEC.

Recent Developments

Expired Debt Exchange Offer

On December 4, 2012, Maxcom entered into a recapitalization agreement pursuant to which it would conduct an exchange offer for its outstanding senior secured notes and concurrently Ventura Capital Privado S.A. de C.V. would conduct a the Tender Offer for Maxcom’s outstanding equity securities (and make a capital contribution into Maxcom. The Tender Offer and Capital Contribution were conditioned on, among other things, the success of the Debt Exchange Offer. On February 20, 2013, Maxcom commenced the Debt Exchange Offer to eligible holders, upon the terms and subject to the conditions set forth in the applicable offering memorandum and consent solicitation statement, to exchange all of its outstanding senior notes due 2014 for new Step-Up senior notes due 2020. The Debt Exchange Offer was extended three times and expired on April 24, 2013 without the conditions to the offer having been satisfied and, as a result, Maxcom did not receive the Capital Contribution.

Without additional sources of capital, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to our senior notes due 2014 and we may not be able to meet other financial obligations as they come due. If this occurs, holders of our senior notes due 2014 and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States. In addition, our business is very capital intensive and there is a significant risk that we will not have the ability to make the necessary investments in technology, infrastructure and maintenance of our network. Because the Debt Exchange Offer and the concurrent Tender Offer have not been consummated, Maxcom has not received the Capital Contribution. In light of this outcome, Maxcom is considering all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding. See “Risk Factors — Risks Related to Our Liquidity — If we do not raise additional capital, we may not be able to continue as a going concern.”

New Telecommunications Bill in Mexico

In March 2013, the Mexican executive branch passed a bill that will result in the biggest changes in decades in the country’s telecommunications and broadcasting sectors, seeking to give the state enough power to guarantee competition and end monopolistic practices in the industries.

The reform, which has also passed the Mexican Congress and is expected to be published in the near term, amends the Mexican Constitution, and creates a new regulatory body with authority to impose regulatory measures including the authority to apply asymmetric regulation and order the unbundling of services.

The new regulatory body, called the Federal Telecommunications Institute, will be autonomous and have the power to grant and revoke broadcast and telecommunications concessions.

The bill also ends the current 49% limit on foreign investment in fixed-line telephony, and raises the foreign ownership cap for television to 49%. It also creates a state-owned “carrier of carriers” telecom network that would allow telecom companies to access on a competitive basis to governmental telecom infrastructure.

The Federal Telecommunications Institute is expected to be in operation by the end of the year, with its first rulings likely to take place in 2014.

A.	Operating Results

Devaluation and Inflation

Relative to the U.S. dollar, the peso appreciated 7.0% in 2012, depreciated 13.2% in 2011, appreciated 5.4% in 2010, appreciated 3.5% in 2009 and depreciated 24.6% in 2008. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate*	Gross International Reserves as of the End of Each Year (Billion)

2012	3.6%	4.2%	3.9%	U.S.$	167.1
2011	3.8%	4.2%	3.9%	U.S.$	149.2
2010	4.4%	4.4%	5.4%	U.S.$	120.6
2009	3.6%	5.4%	(6.2)%	U.S.$	99.9
2008	6.5%	7.7%	1.2%	U.S.$	95.3

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

Impact of Foreign Currency Fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2012, the amount of debt denominated in U.S. dollars was Ps.2,294.7 million.

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

In February 2013 the company unwound the swap with Morgan Stanley A.G. and as a result, we remain exposed to fluctuations of the peso relative to the U.S. dollar, which could have a material adverse effect on our ability to meet our payment obligations denominated in U.S. dollars, thereby adversely affecting our financial condition.

At December 31, 2012, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

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

Operating Costs and Expenses

Our operating costs and expenses include:

•	network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses;

•	selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) allowance for doubtful accounts (related to past due accounts receivable); and

•	depreciation and amortization mainly related to frequency rights, telephone network systems and equipment and intangibles.

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

Net Finance Cost

For presentation purposes, “net finance cost” refers to the combined financial effects of:

•	interest expense and interest income;

•	effects of valuation of financial instruments;

•	net foreign exchange gains or losses; and

•	derivative financial instruments gain or losses and the gain on repurchase of our senior notes.

Critical Accounting Policies

Applications of Critical Accounting Policies and Estimates

We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and the recognition of deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. For a full description of all of our accounting policies, see notes 5 to the consolidated financial statements included in this document.

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

In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2012, our provision for bad debt was Ps.586.0 million. We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

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

Revenues from interconnection services are recognized on accrued basis. We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephone company and completed by us, and the calls originated from us and completed by the other telephone company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, we or the other party are subject to a charge per minute. The allowed aforementioned percentage of imbalance was 5% during the years ended December 31, 2012 and 2011.

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

Valuation of Long-Lived Assets

Under IFRS IAS 36, Impairment reviews require a comparison of the estimated future discounted cash flows to the carrying value of the asset.

If the total discounted cash flows is less than the carrying value under IFRS, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the discounted cash flows. In determining our discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flow, as well as customer growth and the appropriate discount rate. Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

We also evaluate the useful lives used to depreciate our long-lived assets, periodically considering their operating and use conditions.

Under IAS 38 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We periodically reassess the useful lives of our concessions, in case there is evidence of impairment the value for such assets is adjusted.

We evaluate values of long lived assets when there are events or changes that reveal an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Given the current adverse economic circumstances we have faced, there have been indicators of potential impairment which have led us to test, our long-lived assets for impairments; involving significant judgment for the determination of fair value.

 During the years ended December 31, 2012 and 2011, no impairment charges were recognized as a result of such impairment test.

  Deferred Taxes

Deferred income tax under IFRS, are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carry forwards. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities recorded against our deferred tax assets are based on management projections of future financial results. Accordingly, we have only recognized deferred tax assets that we feel it is more likely than not that we will use our net operating loss carry forwards before they expire.

As of December 31, 2012, we had cumulative tax losses in aggregate of Ps.1,152.4 million that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)

2011	Ps.	194,116	2021
2010		3,661	2020
2008		504,415	2018
2007		251,181	2017
2006		84,222	2016
2005		10,269	2015
2004		89,056	2014
2003		15,482	2013
Total	Ps.	1,152,402

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2012 and 2011 have been recorded on the Income Tax basis.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with IFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2012	2011
Net revenues	100%	100%
Operating cost and expenses:
Network
operating costs	36.9	32.4
Selling, general and administrative expenses	31.8	33.5
Depreciation and amortization	26.2	28.1
Total operating cost and expenses	102.9	99.6
Operating (loss) income	(2.9)	0.4
Other expenses:
Other expenses	7.8	5.2
Restructuring charges	0.3	0.3

Comprehensive cost of financing	(2.6)	(22.6)
Income tax	0.7	(0.6)
Net loss and comprehensive loss for the year	(6.2)%	(21.6)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenues

Our net revenues decreased 7.4%, from Ps.2,375.9 million in 2011 to Ps.2,201.3 million in 2012. The decrease primarily resulted from:

74

•

Residential revenues represented 45.6% of total revenues during 2012, compared with 41.9% in the previous year of 2011. Revenues in the residential business reached Ps.1,003.5 million in 2012, an increase of 0.9% or Ps.8.8 million in comparison to Ps.994.7 million in 2011. The increase in revenues is a combination of a decrease in voice services by approximately Ps.89.9 million, an increase in paid TV services by approximately Ps.34.9 million, an increase in data revenues by approximately Ps.61.7 million and an increase in mobile services by Ps.2.7 million.

•	Commercial revenues represented 28.7% of total revenues during 2012, compared with 25.5% in 2011. Revenues in the commercial business totaled Ps.632.0 million in 2012, an increase of 4.1% or Ps.25.1 million in comparison to Ps.607.0 million in the year 2011. This increase in revenues was explained by an increase of Ps.1.6 million in voice services and an increase of Ps.23.1 million in data services.

•	Public Telephony represented 7.9% of total revenues during 2012 in comparison with 9.8% in 2011. Revenues in this segment totaled Ps.174.9 million in 2012, a decrease of 24.9% compared to Ps.232.8 million in 2011. The decrease in the public telephony business was primarily driven by the availability of the number of public telephones and a decrease in the average usage per phone.

•	In 2012, wholesale revenues totaled Ps.374.1 million, a decrease of 29.0% in comparison to Ps.526.9 million in the same period in 2011. The decrease in the wholesale business was mainly driven by lower traffic.

•	Revenue from other services accounted for 0.8% or Ps.16.7 million of total revenues in 2012 an increase, from the Ps.14.6 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2012		2011		%
	(In millions)
Residential	Ps.	1,003.5	Ps.	994.7	0.9%
Commercial		632.0		607.0	4.1%
Public Telephony		174.9		232.8	(24.9)%
Wholesale		374.1		526.9	(29.0)%
Other Revenue		16.7		14.6	14.1%
Total revenues	Ps.	2,201.3	Ps.	2,375.9	(7.4)%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2012		2011		%
	(In millions)

Monthly charges	Ps.	159.0	Ps.	125.3	26.9%
Usage		107.3		175.2	(38.8)%
Subtotal		266.3		300.5	(11.4)%
Non-recurring		5.4		6.5	(17.5)%
Total	Ps.	271.7	Ps.	307.1	(11.5)%

Total ARPU (we calculate average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 11.5% from Ps.307.1 in 2011 to Ps.271.7 in 2012. The major changes in absolute and relative terms were: (i) an increase in monthly charges of 26.9% from Ps.125.3 in 2011 to Ps.159.0 in 2012; (ii) a 38.8% decrease in usage from Ps.175.2 in 2011 to Ps.107.3 in 2012; and (iii) a 17.5% decrease in non-recurring charges from Ps.6.5 in 2011 to Ps.5.4 in 2012.

 Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2012, we augmented a total of 54,841 revenue generating units. As of December 31, 2012, Maxcom reported a total of 610,305 RGUs, an increase of 9.9% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2012 and 2011 and the percentage variation:

	At December 31
	2012	2011	%
Residential	484,556	424,121	14.2%
Commercial	69,764	67,826	2.9%
Public Telephony	36,622	37,769	(3.0)%
Wholesale lines	19,363	25,748	(24.8)%
Total lines	610,305	555,464	9.9%

Operating Costs and Expenses

Our operating costs and expenses decreased 4.3% from Ps.2,366.3 million in 2011 to Ps.2,265.4 million in 2012. This decrease was primarily the result of:

•	a Ps.17.3 million, or 2.2% increase in network operating services resulting mainly from:

o	a Ps.6.1 million lower fixed-to-mobile interconnection costs.

o	a Ps.96.1 million lower fixed-to-mobile national interconnection costs.

o	a Ps.164.3 million increase related to long distance interconnection costs.

o	a Ps.37.4 million decrease related to public telephony, circuit and port leases and internet services.

o	This decrease was partially offset by a Ps.16.3 million increase mainly due to higher data and TV content cost.

•	a Ps.17.6 million, or 13.7% increase in technical expenses primarily due to:

o	a Ps.5.9 million increase in network maintenance; and,

o	a Ps.6.9 million increase in other technical expenses.

•	Installation expenses for 2012 decrease Ps.1.2 million or 10.7%.

•	a Ps.92.1 million, or 13.8% decrease in depreciation and amortization expenses mainly related to reduction on capital investments; and,

•	Selling, general and administrative expenses decrease Ps.95.9 million, or 12.1% primarily due to:

o	a Ps.25.8 million decrease in salaries, wages and benefits;

o	a Ps.48.7 million in lower selling expenses and bad debt expenses.

Net Financing Cost

Our comprehensive cost of financing was Ps.56.3 million in 2012, an 89.5% increase compared to Ps.537.6 million in 2011.

 The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2012		2011		%
	(In millions)
Interest expense — Net	Ps.	(300.9)	Ps.	(297.5)	1.2%
Interest income — Net		5.8		2.7	110.3%
Foreign currency gain (loss)		190.5		(338.0)	156.3%
Gain on repurchase of senior notes		97.8		—	100%
Derivative financial instruments (loss) gain		(49.5)		95.2	(152.0)%
Net finance cost	Ps.	(56.3)	Ps.	(537.6)	89.5%

The decrease of net finance cost was primarily due to:

•	a Ps.3.1 million or 110.3% increase in interest income net. For 2012 interest income was Ps.5.8 million higher when compared to 2011;

•	a Ps.190.5 million foreign currency gain compared to a net foreign currency loss of Ps.338.0 million recognized in the same period last year mainly due to an appreciation of the Mexican peso of 7.0% during 2012 compared with a peso depreciation of 13.1% during 2011;

•	a Ps. 97.8 gain on the repurchase of senior notes, which were repurchased at fair value and had been recognized previously at a higher nominal value;

•	a Ps.144.7 million effect from the valuation of derivative financial instruments mainly due to an appreciation of the Mexican peso as previously explained.

Tax Provisions

We recorded a debit of Ps.15.6 million in taxes during 2012 mainly due to a tax provision of some companies of the group, compared to the credit of Ps.14.9 million registered in 2011.

B.	Liquidity and capital resources

Financing Sources and Liquidity

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2012, we had Ps.146.5 million (U.S.$11.3 million) of cash and cash equivalents. As of December 31, 2012 we had Ps.324.6 million (U.S.$24.9 million) in working capital as defined by us (see footnote (1) for the definition). We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America. These security accounts bear interest at money market levels. The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps.644.7 million (U.S.$50.0 million) of cash during 2013 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps.65.0 million (U.S.$5.0 million) as of February 28, 2013. As of December 31, 2012 the estimated cost remaining to conclude the network build out construction in progress was Ps.139.6 million and management expects to conclude them before December 31, 2013 assuming the Company has sufficient capital resources.

As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (U.S.$8.3 million). Our senior notes due 2014 will mature on December 15, 2014. Without additional sources of capital, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to our senior notes due 2014 and we may not be able to meet other financial obligations as they come due or fund our planned capital expenditures. We are considering all of our alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding. Based on the foregoing, our ability to continue as a going concern would depends upon our ability to otherwise raise additional capital or restructure our capital structure. See “Risk Factors — Risks Related to Our Liquidity — If we do not raise additional capital, we may not be able to continue as a going concern.”.

On October 18, 2007, we issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in our initial public offering. During the initial public offering 853,592 options were exercised. Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock. We received U.S.$244.0 million in net proceeds from the initial public offering. The principal purpose of the initial public offering was to raise capital resources to fund capital expenditures related to network expansion.

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

The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates. As of December 31, 2011, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014. The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (ii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds there from). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (no such stock was outstanding as of December 31, 2009) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

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

Indebtedness

Our consolidated debt as of December 31, 2012 was Ps.2,305.4 million (U.S.$177.2 million), of which Ps.2,287.9 million (U.S.$175.9 million) was long-term debt. Ps.2,305.4 million (U.S.$177.2 million) of our consolidated debt outstanding as of December 31, 2012 was denominated in U.S. dollars. Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 3.2:1.0 as of December 31, 2012.

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

At December 31, 2012, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period. As of February 6, 2013, we unwound all of our currency swaps and a 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps.28.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

The following table presents a breakdown of our consolidated debt for 2012 and 2011:

	As of December 31, 2012(1)				As of December 31, 2011(2)
	Pesos		Dollars		Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	10,661.0	U.S.$	—	Ps.	9,116.0	U.S.$	—
Vendor financing denominated in dollars				—				—
Total vendor financing		10,661.0		—		9,116.0		—
Long Term Payable Notes Denominated in U.S. Dollars:
U.S.$175 million senior secured notes (U.S.$150 million issued on December 20, 2006 and U.S.$25 million issued on January 10, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		2,282,874.0		175,461.7		2,795,740.0		200,000.0
Accrued interest		11,920.0		916.2		14,372.0		1,028.1
Total long term payable bonds denominated in U.S. dollars	Ps.	2,305,355.0	U.S.$	176,378.0	Ps.	2,810,112.0	U.S.$	201,028.1

(1)	Nominal pesos as of December 31, 2012. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.01 per U.S.$1.00 as reported by the Banco de México on December 31, 2012. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)	Constant pesos as of December 31, 2011. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.98 per U.S.$1.00 as reported by the Banco de México on December 31, 2011. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

Resources from Operating, Financing and Investing Activities

	At December 31,
	2012		2011		%
	(Thousands of pesos)
Net resources provided by operating activities	Ps.	772,414	Ps.	752,016	2.7%
Net resources used in investing activities		(581,096)		(417,418)	39.2%
Net resources (used in) provided by financing activities		(441,382)		(313,242)	40.9%

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under IFRS our earnings were insufficient to cover our fixed charges by Ps.98.7 million (U.S.$7.6 million) in 2012, Ps.515.7 million (U.S.$39.6 million) in 2011.

As of December 31, 2012, we had Ps.146.5 million of cash and cash equivalents, compared to Ps.396.6 million in December 31, 2011.

Resources Provided by Operating Activities

For the year ended December 31, 2012, resources provided by operating increased by Ps.20.4 million from the same period in 2011. This increase was mainly due to a decrease of Ps.74.1 million in cash generation as a result of a decrease of Ps.407.5 million in net loss and a decrease of Ps.481.6 million in non−cash items included in the net loss. In addition a decrease of Ps.94.5 million in resources was the result of changes in working capital items, mainly due to (i) a Ps.127.0 million decrease in resources from cash generation from accounts receivable from Ps.248.5 million generated in the year ended December 31, 2011 to Ps.121.5 million generated in the year ended December 31, 2012; (ii) a Ps.321.3 million increase in resources resulting from an increase in liabilities from Ps.130.5 million used in the year ended December 31, 2011 to Ps.190.8million generated in the year ended December 31, 2012; and (iii) a Ps.23.3 million decrease in resources resulting from an increase in inventory from Ps.14.8 million generated in the year ended December 31, 2011 to the Ps.8.5 million used in the year ended December 31, 2012.

Resources Provided by Financing Activities

For the year ended December 31, 2012, net resources used for financing activities increased by Ps.128.1 million compared to the same period in 2011. This increase was mainly due to (i) Ps.182.3 used to repurchase senior notes; (ii) Ps.35.2 million used to pay interest on the notes; and (iii) Ps.1.5 million used for our stock option program in the year ended December 31, 2012.

Resources Used for Investing Activities

For the year ended December 31, 2012, net resources used for investing activities increased by Ps.163.7 million. This increase was mainly attributable to an increase in investment in telephone equipment.

Capital Expenditures

Through December 31, 2012, we have invested Ps.10,727.7 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.143.9 million paid to obtain all of our frequency rights. Our 2012 capital expenditures amounted to Ps.581.1 million (U.S.$44.7 million) and our expected capital expenditures for 2013 are approximately Ps.644.7 million (U.S.50.0 million).

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

Recent IFRS Accounting Pronouncements

IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010 and 2009) become effective for annual periods beginning on or after January 1, 2015 with early adoption permitted.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities (2011)

IFRS 10 introduces a single control model to determine whether an investee should be consolidated. Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the main factor in determining the type of joint arrangement and therefore the subsequent accounting. IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests.

These standards become effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 13 Fair Value Measurement (2011)

IFRS 13 provides a single source of guidance on how fair value is measured and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. IFRS 13 becomes effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IAS 19 Employee Benefits (2011)

IAS 19 (2011) changes the definition of short-term and other long-term employee benefits to clarify the distinction between the two. For defined benefit plans, the accounting policy choice for recognition of actuarial gains and losses was removed. These effects must be recognized directly within other comprehensive income. IAS 19 (2011) becomes effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes our minimum payments as of December 31, 2012 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our senior notes due 2014, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	(In thousands of pesos)

Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,304,180	Ps.	—	Ps.	2,304,180	Ps.	—	Ps.	—
Capital (Finance) Lease Obligation		—		—		—		—		—
Vendor Financing		—		—		—		—		—
Capital Lease and Vendor Financing Accrued Interest		12,410		6,623		5,741		47		—
Accounts Payable to Grupo VAC**		24,991		1,276		2,552		2,552		18,610
Debt Obligations Interest		506,920		126,730		380,190		—		—
Operating Lease Obligation		324,246		109,319		159,395		55,532		—
Interest to Account Payable to Grupo VAC**		19,921		1,978		3,647		3,233		11,063
Total	Ps.	3,192,668	Ps.	245,926	Ps.	2,855,704	Ps.	61,364	Ps.	29,674

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

**

For further information see “Item 4. Information on the Company — B. Business overview-Legal Matters and Administrative Proceedings-Mexican Federal Power Commission (Comisión Federal de Electricidad) Litigation”

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” on page 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our Board of Directors

Our board of directors is responsible for the management of our business. The board of directors is comprised of ten permanent and five alternate members, each of whom is elected annually at our general shareholders’ meeting. All board members hold their position for one year and may be reelected.

Our bylaws provide that the board of directors be comprised of at least five and no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are independent pursuant to Mexican law.

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie−breaking vote.

On April 26, 2013, through a General Shareholders Meeting, the shareholders of Maxcom ratified the appointment of all the directors of the Company.

Mr. Jacques Gliksberg was reelected as Chairman of the Board of Directors of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Director.

All the members of the Audit Committee were reelected.

All the members of the Operating Advisory Committee were reelected.

The following table sets forth our current directors and their alternates, as appointed by our shareholders:

Name	Age	Position
Jacques Gliksberg	55	Director and Chairman of the Board
Adrián Aguirre Gómez*	62	Director and Vice Chairman of the Board
Eduardo Vázquez	50	Director
Rodrigo Guerra Botello *	71	Director
Lorenzo Barrera Segovia *	54	Director
Juan Jaime Petersen Farah *	54	Director
Jorge Garcia Segovia *	55	Director
Eduardo Augusto José Molina Llovera *	64	Director
Juan Miguel Gandoulf Castellanos *	53	Director
Salvador Álvarez Valdés	47	Director (and also our CEO)

*	Independent Director.

Jesus Gustavo Martinez, Efrain Ruvalcaba, Maria Guadalupe Aguirre Gomez, Marco Viola and Jose Antonio Solbes serve as alternate directors during the absence of Eduardo Vazquez, Salvador Alvarez, Adrian Aguirre Gomez, Jacques Gliksberg and Eduardo Molina Llovera, respectively. Gonzalo Alarcon I. is the secretary of our board of directors and our General Counsel. Christian Cassereau serves as alternate secretary of our board of directors. The secretary and alternate secretary do not form part of our board of directors.

Adrian Aguirre Gomez and Maria Guadalupe Aguirre Gomez are siblings.

Adrian Aguirre Gomez Juan Miguel Gandoulf Castellanos, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia, Jorge Garcia Segovia and Eduardo Jose Augusto Molina Llovera are independent directors.

 Set forth below is a brief biographical description of each of our directors:

Jacques Gliksberg has been a director since 2002. Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002 and in April 2011, was appointed Chairman of our board of directors. He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organizacion Rescarven, C.A. (Venezuela), Crown Linen, LLC, Fippex LLC. Mr. Gliksberg was a managing partner of Bank of America Equity Partners from 1994 until 2005. He is now a managing partner of Nexus Partners, LLC. Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.

Adrian Aguirre Gomez has been a Chairman of our board of directors since March 1996. In December 2008 was appointed Vice President of our board of directors. Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), INCO Energia, S.A. de C.V. Fundacion Teleton and Aurcana Corporation where he also sits in the Governance & Compensation Committee and Chairs the Audit Committee. . He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992. Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnologico Autonomo de Mexico.

Eduardo Vazquez has been our director and vice president since July 2006 and in December 2008 was appointed Chairman of our board of directors until 2011. Mr. Vazquez has served as chairman of Grupo Telereunion since July 2004. Since April 2004, Mr. Vazquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefonica Moviles. In 1990, Mr. Vazquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonia Moviles and Telefonia Celular. All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefonica in 2000. Outside of the telecommunications industry, Mr. Vazquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate. Mr. Vazquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.

Rodrigo Guerra Botello has been one of our directors since June 2002. Mr. Guerra is General Secretary of the Private Higher Education Institutions Confederation (Federacion de Instituciones Mexicanas Particulares de Educacion Superior – FIMPES), which includes the membership of 110 universities with half million of enrolled students. Previously, Mr. Guerra was president of the Universidad Regiomontana in Monterrey, Mexico and executive president of CETRO (a private trust for the development of small private business in Mexico), the national vice president of COPARMEX and the general director and treasurer of the Businessman Coordination Council. Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as president and chief executive officer of IBM de Mexico from October 1980 to February 1995. Mr. Guerra was also director of Sidek and Situr. Mr. Guerra holds an undergraduate degree in chemical engineering from the Instituto Tecnologico de Estudios Superiores de Monterrey.

Lorenzo Barrera Segovia. Mr. Barrera has been one of our directors since December 2008. He is managing director, principal partner and member of the board of directors for Base Internacional Casa de Bolsa, S.A. de C.V, a company that is in the business of Foreign Exchange, Money Market, Investment Funds and serves as a Financial Adviser. Base Internacional has an authorization from the Ministry of Finance, from the Comision Nacional Bancaria y de Valores, Banco de Mexico and is an EXIM Bank lender. Additionally, the company is rated by Standard & Poors and Fitch Ratings and audited by Deloitte & Touche. In addition, Mr. Barrera is member of Young Presidents Organization de Monterrey, Partner and member of the board of directors of Fraccionamiento Campestre Sierra Madre, S.A. de C.V., Casino Monterrey, A.C., Instituto de Atencion Integral al Discapacitado Retos, ABP, American Chamber Mexico Monterrey Chapter and The Chamber of Commerce of Canada in Monterrey. Prior to this, Mr. Barrera served as Chairman of the board of directors of Base Capital, S.A. de C.V. and as Managing Director, Principal Partner and member of the board of directors of Base Internacional Casa de Cambio, S.A. de C.V. Mr. Barrera was also Sub−Director of Fund Administration and Conciliation for foreign banks and held several positions at Banpais, S.A. Mr. Barrera holds an accounting degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a master’s degree in finance from the same university.

Jorge Garcia Segovia. Mr. Garcia has been one of our directors since December 2008. He is currently member of the board of directors of Cemex Mexico, S.A. de C.V., Compañia Minera Autlan, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de Mexico, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo Leon, A.C., and he is the current Chairman of Club de Niños y Niñas de Nuevo Leon, A.B.P. In addition, Mr. Garcia was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañias Cuauhtemoc, S.A. de C.V. Mr. Garcia is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnologico y de Estudios Superiores de Monterrey. Mr. Garcia is also a certified financial adviser. He is also an Honorary Consul of the Slovakian Republic in Northeastern Mexico.

Juan Jaime Petersen Farah. Mr. Petersen was appointed director since December 2008. He is Founding Partner of Geltung Asesores, a Mexican firm that supports its clients in strategic planning and in the search for capital to grow existing businesses by issuing debt and private equity. In addition, Mr. Petersen is member of the board of directors of Convertidora Industrial, S.A. de C.V., Consorcio Terrenos, S.A. de C.V., and Chairman of the board of directors for Minsa, S.A. de C.V. and Almer, S.A. de C.V. Prior to this, Mr. Petersen was also member of the board of directors of Motor Coach Industries, Inc., Pacific Star, Inc. in which he also served as adviser in the sale of that business and for Tequila Herradura, S.A. de C.V. in which he worked on the Tequila Herradura’s share buyback to Grupo Osborne and the sale of assets among other activities. In addition, Mr. Petersen was Managing Director of Blockbuster Video Mexico, S.A. de C.V., Advisor for American Breco, Inc. and Director of Finance for Grupo Sidek, S.A. de C.V. Mr. Petersen has a degree in economics from the University of Guadalajara.

Eduardo Augusto Jose Molina Llovera. Mr. Molina is a founding partner and Chief Executive Officer (“CEO”) of CASUS MEDIA, an outdoor advertising company that supplies media buyers with very specific products and services in Mexico. He was a founding partner and CEO of Difusion Panoramica, S.A. de C.V., an outdoor advertising company operating nationwide in Mexico, from 2001 to 2012. Since 2004 and until February 2011, he was President of the Asociacion Mexicana de Publicidad Exterior, A.C. and member of the Consejo de Publicidad Exterior in Mexico City and of the Consejo de la Comunicacion. From October 1997 to August 2001, he was CEO of Vendor, S.A. de C.V. Previously, since 1977, he held various positions in Grupo Televisa, S.A. de C.V. including Head of the Telemarketing and Promotions business and Head of Information Technologies and Data Communications. Mr. Molina holds an industrial engineering degree from the Universidad Iberoamericana and a master´s degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a Diploma in Bussiness from the IPADE.

Salvador Alvarez Valdes. Mr. Alvarez has been our Chief Executive Officer since February 2011, Prior to joining us, Mr. Alvarez served as Chief Executive Officer (CEO) of Medicus. He served as Managing Director of Red Legal; earlier in his career, Mr. Alvarez also served as General Manager of Corporativo Corvi, President and General Manager of ConAgra Foods, President and General Manager of Productos del Monte−ConAgra Grocery Products, SVP and GM of ConAgra Refrigerated Prepared Foods, VP and GM of ConAgra Refrigerated Prepared Foods, VP of International Operations of ConAgra, CEO of Campofrio Mexico. Mr. Alvarez holds a Post Graduate Degree by Instituto Panamericano de Alta Direccion de Empresa (IPADE), a Bachelor in Economics for the Universidad Complutense de Madrid and CEU San Pablo both located in Spain.

Juan Miguel Gandoulf Castellanos. Mr. Gandoulf was appointed as director and member of our Audit and Corporate Practices Committee in April 2011. In April 2012, he was appointed as Chairman of the Audit Committee. Mr. Gandoulf also serves as director and member of the Audit Committee of El Puerto de Liverpool, S.A.B. de C.V. since 2002. Previously, since 2005, he has been CEO of Sagnes Constructores, S.A. de C.V. and since 2003 Mr. Gandoulf has been Treasurer of Colegio Franco Mexicano, A.C. From January 1994 to October 2003, Mr Gandoulf served as Administrative Manager of Eurotecno, S.A. de C.V. He also served in several positions in Fabricas de Francia, S.A. de C.V. Mr. Gandoulf holds an accounting degree from the Universidad Autonoma de Guadalajara and a master’s degree in Business Administration from the United States International University at San Diego, California.

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

Name	Age	Position
Salvador Álvarez Valdés	47	Chief Executive Officer
Gabriel Cejudo Funes	47	Chief Residential Sales Officer

Set forth below is a brief biographical description of each of our executive officers:

Salvador Alvarez Valdes. See “Management––Our Board of Directors.”

Gabriel Cejudo Funes has been our Sales, Marketing and Client Service Vice President since April 2011. Mr. Cejudo has over 18 years of experience in the telecommunications industry. Prior to joining us in 2006, Mr. Cejudo was Data Vice President and previously worked at Iusacell for 8 years. Mr. Cejudo holds a chemistry engineering degree from the Universidad Iberoamericana in Mexico City and a masters in business administration from the Instituto Panamericano de Alta Direccion de Empresa (IPADE).

B. Compensation

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.

We paid an aggregate of Ps.1.1 million in cash compensation to the members of our board of directors during 2012.

Our senior management is not entitled to any benefits upon termination, except for what is due to them according to the Federal Labor Law (Ley Federal del Trabajo), except in the case of a change in control, where a third party takes control of the company and terminates the labor agreement of some members of our senior management. In this case those members will be entitled to receive a termination bonus.

Executives Stock Option Plans

Second Stock Option Plan

As part of the capital increase and acquisition of Grupo Telereunion in July 2006, we amended the executive stock option plan granted to our officers for the services rendered during the years 2002, 2003 and 2004.

The plan is divided into five levels, depending on the ranking of the different members of management. The first and second level includes the highest management levels and is contingent upon achieving certain targets that our board of directors set every year. The participants of the three following levels are guaranteed a minimum amount of options. The granting of options for the members of the last level, which is comprised of the junior management, is discretionary. The underlying security of the options of this executive option plan is comprised of Series A common stock.

Once options are granted, holders can immediately exercise 25% of such options. The remaining 75% of the options become exercisable pro rata over the succeeding three−year period. In the event the officer ceases to work for us, all options not exercised are forfeited. Options expire five years from the date of grant.

As of December 31, 2009 our board of directors and shareholders had reserved an aggregate of 11,000,000 shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors. As of December 31, 2009, options to purchase 42,382,206 shares had been granted, of which options to purchase 26,787,494 shares were fully exercisable. The exercise price of the Second Executive Stock Option Plan is U.S.$0.31 per option. The previous amounts includes options to purchase 7,569,007 shares pursuant to arrangements with certain of our key officers that, upon a change of control or an initial public offering, thus becoming fully exercisable without restriction on October 2007 because of the initial public offering. The exercise price of these options was U.S.$0.01 per option.

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

Third Stock Option Plan

On April 20, 2012, by means of resolutions adopted at our General Extraordinary and Ordinary Shareholders Meetings, our shareholders ratified a new executive incentive plan and the compensation or emoluments awarded to directors and members of our different committees and approved a capital increase through the issuance of 25,800,000 Series A shares to be held in treasury. The plan is composed of part cash payment and a part stock options. As of April 30, 2013, officers and employees have exercised 16,187,715 Series A shares as part of the plan.

Director and Officer Indemnification and Limitation on Liability

Our bylaws provide that none of our directors, members of committees of our board of directors or officers hall be liable to us or our stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of our bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision. To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.

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

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were reelected or appointed at the general annual ordinary shareholders’ meeting held on April 26, 2013.

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

The charter of our audit and corporate practices committee contains the rules of operation of such committee. Under the charter, the audit and corporate practices committee must be composed of at least three members. Each member of the audit and corporate practices committee (including its president) must be independent under the rules of the Exchange Act and the Mexican Securities Market Law.

The audit and corporate practices committee is comprised of Juan Miguel Gandoulf Castellanos (who acts as Chairman of the committee), Adrian Aguirre Gomez, Jose Eduardo Molina Llovera, Jorge Garcia Segovia and Juan Jaime Petersen Farah, all of whom are independent under the rules of the NYSE, Rule 10A−3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.

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

The mandate of the audit and corporate practices committee is to establish and review procedures and controls to ensure that the financial information we distribute is useful, appropriate, reliable, and accurately reflects our financial position. The mandate of our audit and corporate practices committee includes the following functions, among others:

•	advise the board of directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by referenced to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results of the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•	evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non−audit services provided by them; (c)resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•	discuss our financial statements with the chief financial officer for their preparation and review and issue a recommendation to the board of directors with respect to committee’s approval; and

•	inform the board of directors of the status of the internal control and internal audit system, including any detected irregularities.

Operating Advisory Committee

Our operating advisory committee is responsible for advising the board on and overseeing our operations. In April 26, 2013, the shareholders’ meeting decided to reelected all the members of the Operating Advisory Committee. This committee is comprised of Mr. Jacques Gliksberg, Adrian Aguirre Gomez and Eduardo Vazquez.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Our Company — Employees.”

E. Share ownership

Beneficial ownership percentages calculated in the table below are based on 806,006,544 shares of Series A common stock issued and outstanding as of April 30, 2013.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	319,568,826	39.64%	287,131,362
Marco Viola(1)**	319,794,345	39.64%	287,356,881
Eduardo Vázquez (2)	60,027,412	7.44%	32,027,412
Jesus Gustavo Martinez (2)**	60,027,412	7.44%	32,027,412
Efrain Ruvalcaba (2)**	60,027,412	7.44%	32,027,412
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Salvador Alvarez	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
Eduardo Molina	*	*	—
All executive officers and directors as a group (14 persons)	379,821,757	47.08%	319,384,293

(1) The shares of Series A common stock indirectly owned by Mr. Gliksberg and Mr. Viola are beneficially owned by (a) the Nexus−Maxcom Holdings entities and (b) the Bank of America, as both are managers of Nexus Partners I, LLC. The shares of Series A Common Stock directly owned by Nexus Partners I, LLC are owned indirectly owned by Mr. Gliksberg and Mr. Viola, its managers. See “Principal Shareholders and Related Party Transactions.”

(2) Alternate director.

(3) Includes shares of Series A common stock beneficially owned, directly or indirectly, by the Vazquez family.

(4) Holders own less than one percent of our Series A common stock.

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

Beneficial ownership percentages calculated in the table below are based on 789,818,829 shares of Series A common stock issued and outstanding as of December 31, 2012.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Bank of America Corporation(1)	319,794,345	39.64%	287,356,881
Nexus Maxcom Holdings (1)	319,794,345	39.64%	287,356,881

(1)	Based upon information set forth in the Schedule 13G/A filed on February 14, 2012, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC, Nexus Partners I, LLC, Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

In accordance with a report issued by The Bank Of New York, as of March 31, 2013 there were 2,862,278 ADSs being traded in the NYSE, through 12 record holders.

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

Security holders Agreement

On July 20, 2006, in connection with the acquisition of Grupo Telereunión, we entered into the Third Amended and Restated Security holders Agreement among the holders of our previously outstanding Series A, Series B and Series N shares. The primary purpose of the security holders agreement was to confirm the rights and obligations under the bylaws of each of the parties to such agreement. The security holders agreement was terminated in connection with our initial public offering in October 2007.

Registration Rights Agreement

In connection with the termination of the security holders agreement described above, on October 19, 2007 we entered into a registration rights agreement with certain of our shareholders, including certain entities associated with Bank of America Corporation, and the Grupo VAC Investors pursuant to which we agreed to register for sale under the Securities Act shares of our Series A common stock and/or CPOs held by them and, in the case of the shares and/or CPOs currently held by certain entities associated with Bank of America Corporation, certain of their transferees to the extent so designated by BAS Capital Funding Corporation, who we refer to as the BA Transferees, in the circumstances described below. This agreement provides some holders of our Series A common stock and/or CPOs with the right to require us to file a registration statement and provides stockholders who are parties to the agreement with the right to include Series A common stock and/or CPOs owned by them in a registration statement under most other circumstances. The following describes such rights and circumstances.

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

Subject to the conclusion of the recapitalization transactions, the Registration Agreement shall automatically be terminated.

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

Formation of our Board of Directors and Audit and Corporate Practices Committee.

On April 26, 2013, through a General Shareholders Meeting, the shareholders of Maxcom ratified the appointment of all the directors of the Company.

Mr. Jacques Gliksberg was reelected as Chairman of the Board of Directors of the Company, Mr. Adrian Aguirre was reelected as Vice chairman of the Board of Director.

 All the members of the Audit Committee and the Operating Advisory Committee were reelected.

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

The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

	Mexican Stock Exchange (Mexican pesos per CPO)				New York Stock Exchange (U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2013 (through May 13, 2013)	Ps.	5.70	Ps.	3.63	$2.80	$2.00
2012		4.19		2.00	2.95	0.88
2011		6.77		2.71	4.00	1.05
2010		11.74		5.99	6.49	3.24
2009		12.40		4.20	6.49	1.70
2008		23.70		5.29	16.03	2.16
Quarterly Highs and Lows:
2013:
First Quarter	Ps.	5.70	Ps.	3.73	$2.95	$1.76
Second Quarter (through May 13, 2013)		5.02		3.84	2.80	2.00
2012:
First Quarter	Ps.	3.87	Ps.	2.90	$2.07	$1.53
Second Quarter		3.30		2.00	1.75	1.13
Third Quarter		3.18		2.52	2.61	1.37
Fourth Quarter		3.79		2.90	2.95	1.76
2011:
First Quarter	Ps.	6.77	Ps.	5.72	$4.00	$3.00
Second Quarter		6.30		4.48	3.70	1.07
Third Quarter		4.94		2.71	2.97	1.56
Fourth Quarter		4.20		2.38	2.15	1.05
2010:
First Quarter	Ps.	12.10	Ps.	8.20	$6.58	$4.32
Second Quarter		9.11		6.97	5.24	3.76
Third Quarter		8.06		5.99	4.47	3.24
Fourth Quarter		7.27		6.25	4.06	3.35
2009:
First Quarter	Ps.	8.35	Ps.	4.20	$4.26	$1.86
Second Quarter		6.90		4.51	3.50	1.70
Third Quarter		7.50		4.95	3.99	2.52
Fourth Quarter		12.40		6.00	6.49	3.14
2008:
First Quarter	Ps.	20.39	Ps.	16.50	$13.25	$9.89
Second Quarter		23.70		16.10	16.03	9.44
Third Quarter		18.91		11.00	12.75	7.01
Fourth Quarter		12.86		5.29	8.00	2.16
Monthly 2013:
January	Ps.	4.48	Ps.	3.73	$2.47	$1.76
February		5.09		4.40	2.92	2.39
March		5.70		4.20	2.95	1.89
April		5.02		3.84	2.80	2.11
May (through May 13, 2013)		4.50		3.90	2.51	2.00
Monthly 2012:
January	Ps.	3.73	Ps.	3.30	$1.86	$1.53
February		3.87		2.90	2.07	1.59
March		3.46		3.01	1.84	1.66
April		3.30		2.91	1.78	1.46
May		2.98		2.30	1.53	1.08
June		2.75		2.00	1.34	0.88
July		3.14		2.58	1.70	1.32
August		2.92		2.56	1.50	1.15
September		3.18		2.52	1.75	1.13
October		4.19		2.90	2.61	2.10
November		3.79		3.23	1.96	1.60
December		4.16		2.96	2.17	1.37
Monthly 2011:
January	Ps.	6.55	Ps.	6.12	$4.00	$3.00
February		6.77		5.72	3.81	3.15
March		6.39		5.78	3.65	3.16
April		6.30		5.16	3.70	2.97
May		5.41		4.68	3.29	2.61
June		4.96		4.48	2.86	1.07
July		4.94		4.02	2.97	2.41
August		4.30		3.22	2.40	1.56
September		3.79		2.71	2.09	1.35
October		2.92		2.38	1.55	1.05
November		4.20		2.40	2.15	1.16
December		3.74		3.15	2.08	1.40
Monthly 2010:
January	Ps.	12.10	Ps.	9.50	$6.58	$4.92
February		10.85		9.60	5.87	5.00
March		10.55		8.20	5.86	4.32
April		9.40		8.00	4.36	4.45
May		8.22		6.85	4.64	3.00
June		8.30		6.97	4.43	3.76
July		6.95		6.07	3.86	3.40
August		8.06		5.99	4.47	3.24
September		7.47		6.61	4.09	3.55
October		7.00		6.34	3.86	3.52
November		7.27		6.33	4.06	3.41
December		7.11		6.25	3.94	3.35
Monthly 2009:
January	Ps.	8.35	Ps.	6.20	$4.26	$3.03
February		7.50		5.80	3.43	2.74
March		6.19		4.20	2.90	1.86
April		6.50		4.55	3.06	2.13
May		6.90		4.51	3.50	1.70
June		6.53		5.06	3.45	2.61
July		5.80		4.95	3.04	2.52
August		7.28		4.99	3.87	2.65
September		7.50		6.10	3.99	3.07
October		7.60		6.00	4.04	3.14
November		8.70		6.04	4.67	3.20
December		12.40		8.45	6.49	4.02

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

 Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement even by mutual agreement is not permitted without approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, Institución para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Maxcom’s corporate purposes are found under Article Two of its bylaws. The duration of Maxcom’s existence under our bylaws is indefinite.

The following table sets forth our capital structure as of March 31, 2013:

Class of Shares	Number of Shares	% of Total Capital Structure
Series A common stock	806,006,544	100%
Total	806,006,544	100%

We have obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase our ability to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure. As of March 31, 2013, we have issued neutral investment shares representing approximately 91.82% of our total capital stock. Our Series A common stock, which may only be subscribed, paid for and held by Mexican investors, collectively represent about 51% of our voting stock.

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

Outstanding Capital Stock

Because we are a variable capital stock corporation, our capital stock must have a fixed portion and may have a variable portion, both of which will be represented by shares of Series A common stock. Our outstanding capital stock consists of 1,528,827 shares of Series A common stock representing the fixed portion of our capital stock and 804, 477,717 shares of Series A common stock representing the variable portion of our capital stock.

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

Purchase of Shares by Us

We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders meeting. We are not required to create a special reserve for the repurchase of shares and we are not required to obtain the approval of our board of directors to effect share repurchases. However, the maximum amount that may be applied for share repurchases must be approved by our shareholders and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Any share repurchases must be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase shares representing more than 1% of our outstanding share capital at a single trading session, we will be required to inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding share capital during a period of twenty trading days, we will be required to conduct a public tender offer for such shares.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following information describes the material terms of the ADS deposit agreement. This description may not contain all of the information that is important to you. To understand it fully, you should read the deposit agreement and the form of American Depository Receipt, a copy of which is filed with the SEC as an exhibit to the registration statement filed with the SEC on October17, 2007.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2012.

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

As of December 31, 2012, we had not accumulated distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.

In addition, the indenture that governs the terms of our senior notes due 2014 allows us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than 4.25 to 1.00 on or before December 31, 2007, 4.00 to 1.00 on or after January 1, 2008 and on or before December 31, 2009 and 3.50 to 1.00 on or after January 1, 2010 and on or before December 31, 2011, and 3.6 to 1.00 on or after January 1, 2012.

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed a certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its re-designation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.

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

In February 2013 the company unwound the swap with Morgan Stanley A.G. and as a result, we remain exposed to fluctuations of the peso relative to the U.S. dollar, which could have a material adverse effect on our ability to meet our payment obligations denominated in U.S. dollars, thereby adversely affecting our financial condition.

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

E. Taxation

Certain Material United States Federal Income Tax Considerations IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this document (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax-related penalties under the U.S. Internal Revenue Code. The tax advice contained in this document (including any attachments)was written to support the promotion or marketing of the transaction(s) or matter(s) addressed by the document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. The following is a general discussion of certain material United States federal income tax considerations to holders of our CPOs and ADSs and our senior notes due 2014. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior notes, CPOs or ADSs as part of a “straddle,” a “hedge,” a “conversion transaction,” or an “integrated transaction,” persons to whom the “constructive sale” or “constructive ownership” rules apply, persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, CPOs or ADSs constituting 10% or more of our voting power, United States persons who hold senior notes, CPOs or ADSs through banks, financial institutions or other entities, or branches thereof, located, organized or resident outside the United States, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own CPOs, ADSs or senior notes exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS will agree with the views expressed in this discussion or that a court will not sustain any challenge by the IRS in the event of litigation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CPOs, ADSs or senior notes that, for U.S. federal income tax purposes, is (i) a citizen or an individual resident of the United States; (ii) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes)created or organized, or treated as created or organized, in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Senior Notes due 2014The following discussion assumes that all payments we make on the senior notes are denominated in U.S. dollars. U.S. Tax Characterization of the Senior Notes. We believe that the senior notes should be treated as debt for U.S. federal income tax purposes, and the following discussion assumes such treatment.

However, no assurance can be given that the IRS will not assert that the senior notes should be treated as equity for U.S. federal income tax purposes. If the senior notes were treated as equity for U.S. federal income tax purposes, the timing, amount and character of income, gain and loss recognized by you could be different. In addition, under certain circumstances we may be obligated to make payments of amounts in excess of stated interest or principal on the senior notes that differ from the payments that were expected to be made as of the date that such senior notes were issued. The fact that we may be obligated to make such payments under certain circumstances may implicate provisions of the Treasury Regulations that relate to “contingent payment debt instruments.” According to the Treasury Regulations, the possibility of such payments in excess of stated interest or principal does not cause the senior notes to be considered contingent payment debt instruments if, as of the date the earlier senior notes that were exchanged for the current senior notes pursuant to the exchange offer completed on January 7, 2008 were issued, the likelihood that payments on the senior notes would differ from the payments that were expected to be made was “remote” or if any such difference would be “incidental,” as those terms are used in the Treasury Regulations. As of January 7, 2008, we believed that the likelihood that we would be obligated to make any payments that differ from the payments expected to be made as of such date was remote. Therefore, we are not treating, and do not intend to treat, the senior notes as contingent payment debt instruments. Our determination that these contingencies are remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination successfully, the timing, amount and character of income, gain and loss recognized by you could be different. The remainder of this discussion assumes that the senior notes will neither be treated as equity nor as contingent payment debt instruments U.S. Holders of Senior Notes.

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

Acquisition Premium

If you acquired senior notes (or, if applicable, senior notes that you exchanged for the relevant senior notes in the exchange offer completed on January 7,2008) for an amount greater than such notes’ stated principal amount, you may elect to amortize the premium using the constant yield method over the period from your acquisition date until the notes’ stated maturity. The amount amortized in any year will be treated as a reduction of your interest income from the notes.

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

Market Discount

If you acquired a senior note for an amount less than such note’s adjusted issue price, the excess of the note’s stated redemption price at maturity over your purchase price will be treated as “market discount.” Such market discount, however, will be considered zero if it does not exceed a “de minimis amount” equal to0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years to maturity from the date you purchased the senior note.

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

In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A note holder may also elect to include market discount on the senior note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the sale or other disposition of the senior note and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by the note holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase the note holder’s tax basis in the senior note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

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

Information Reporting and Backup With holding A noteholder may be subject to information reporting and/or backup withholding with respect to payments on the senior notes or the gross proceeds from a sale or other disposition of the senior notes if, in either case, a payment is made to you within the United States or by a U.S. pay or or U.S. middleman. Backup withholding (currently at a rate of 28%) may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup with holding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding.

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

U.S. Holders of CPOs or ADSs

Taxation of Dividends and Other Distributions. Subject to the “passive foreign investment company” and “controlled foreign corporation” rules discussed below, distributions of cash or property with respect to the CPOs or ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which will be includible in your income on the day on which the dividends are received by the CPO trustee (whether the U.S. Holder holds the CPOs directly or by way of an ADS) and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute an on taxable return of capital and reduce a U.S. Holder’s tax basis in the CPOs or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its CPOs or ADSs, such excess will constitute capital gain from the sale or other disposition of the CPOs or ADSs and taxed as described below. Dividends on the CPOs or ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERALINFORMATION PURPOSES ONLY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORSTO DETERMINE THE FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OFOWNING OUR SENIOR NOTES, OR CPOs, OR ADSs.

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

This summary is based on the aforementioned laws in effect on January 1, 2012, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.

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

United States of America/Mexico and Other Tax Treaties

Provisions of the Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion between the United States of America and Mexico effective as of January 1, 1994, together with a related Protocol thereto, and a second Protocol effective July 22, 2003, which we refer to collectively as the Tax Treaty, that may affect the taxation of certain Foreign Holders that are United States of America holders of the senior notes, CPOs or ADSs, are summarized below. The United States of America and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into treaties for the avoidance of double taxation with around 54 countries, including Germany, Australia, Canada, France, Italy, United Kingdom, Japan, The Netherlands, Switzerland and Singapore, and treaties for the exchange of information with around 50 countries, including Canada, Italy, The Netherlands and Japan, among others.

Mexican Tax Consequences to Foreign Holders of the Senior Notes

Taxation of Interest and Principal

Under the Mexican Income Tax Law, payments of interest made by us with respect of the senior notes (including payments of principal in excess of the issue price of such senior notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the senior notes are placed through banks or brokerage houses in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation that is in force;

•	we have delivered notice of the offering of the senior notes to the CNBV pursuant to Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores); and

•	certain periodic information requirements by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) are complied with.

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

During fiscal year 2012, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2013, such treaties are not expected to have any material effect on the Mexican tax consequences described.

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

At December 31, 2012 an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our notes not covered by the currency swaps; we have coverage over the interest payments of U.S.$150 million) by approximately Ps.7.2 million over a one−year period. In addition, any further decrease in the value of the peso may negatively affect the value of the notes.

Interest Rate Risk

At December 31, 2012, the senior notes due 2014 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.

Foreign Exchange Risk

Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2012 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In addition, during May 2007 we entered into a 3-year coupon swap which fixed the peso exchange rate for the U.S.$150 million dollar denominated interest coupons to be paid during the period from June 2008 to December 2010 with respect to our senior notes due 2014.

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2012, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swap) by approximately Ps.7.2 million over a one-year period.

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

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

Persons Depositing or Withdrawing CPOs or ADR Holders Must Pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares, CPOs or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been CPOs and the CPOs had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when you deposit or withdraw CPOs

Expenses of the depositary	• Cable, telex and facsimile transmission (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or CPO underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). Based on this assessment and those criteria, management has concluded that the Company’s internal control over financial reporting as of December 31, 2012 was effective.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Not Applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Juan Miguel Gandoulf Castellanos is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. Gandoulf is an independent director of the board. Mr. Gandoulf is also “independent” in accordance with the NYSE listing standards and applicable SEC rules.

ITEM 16B. CODE OF ETHICS

Since March 2006, we adopted a code of ethics in compliance of the requirements of the Securities and Exchange Commission that applies to our principal executive officer, principal financial officer, principal accounting officer and other corporate and divisional employees. For further information see Exhibit 11.1.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by KPMG Cárdenas Dosal, S.C. for each of the fiscal years ended December 31, 2012 and 2011:

	Year Ended December 31
	2012		2011
	(In millions)
Audit Fees(1)	Ps.	5.4	Ps.	5.6
Audit Related Fees (2)	Ps.	6.2	Ps.	0.0
All Other Fees (3)	Ps.	0.0	Ps.	0.0
Total	Ps.	11.6	Ps.	5.6

(1)	Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory, annual reporting audit requirements and internal control over financial reporting.

(2)	Audit Related Fees are fees that support the auditing and reporting process, but are not directly related to it.

(3)	Other Fees includes fees for advisory and training services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 24, 2008, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders approved the share repurchase regulations, also the shareholders’ approved the repurchase of shares in an amount not to exceed Ps.36.2 million (U.S.$2.7 million) for 2008. The share repurchase program approved on March 24, 2008 is the only share repurchase program in effect.

During the fiscal year ended December 31, 2012 we didn’t purchase any CPOs in the BMV, through the Company´s stock repurchase program. The detail of the purchases is as follows:

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
2012:
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

Since December 6, 2011 the Company has not made any further purchase of CPOs or ADSs. Historically the repurchase program has only traded CPOs. The repurchase program does not have a set date for expiration, but it is limited to the Ps.36.2 million (U.S.$2.7 million) approved by the shareholders.

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

ITEM 18. FINANCIAL STATEMENTS

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31 2012 and 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited the accompanying consolidated statements of financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the ‘Company’) as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue operating as a going concern. As discussed in notes 3 and 21 to the consolidated financial statements, the Company has experienced recurring losses, declines in revenues, cash flows and cash balances. Additionally, the Company’s ability to fulfill its debt obligations that mature in 2014, including the payment of semi-annual interest payments on such obligations is dependent on obtaining sufficient cash for the outstanding interest payments and on successfully completing the refinancing of the debt obligations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Cardenas Dosal, S. C.

/s/ Luis A. Carrero Roman

Luis A. Carrero Roman

Mexico City, Mexico

May 15, 2013

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2012 and 2011 and January 1, 2011

(In thousands of Mexican pesos)

	December 31,	December 31,	January 1,
	2012	2011	2011
Assets
Current assets:
Cash and cash equivalents (note 8)	$146,516	$396,580	$375,224
Derivative financial instruments (note 16)	16,385	27,583	-
Accounts receivables— net (note 9)	614,674	654,740	714,661
Value added tax recoverable	49,668	88,554	166,465
Other sundry debtors	72,775	46,236	67,719
Inventory — net	17,512	8,895	25,678
Prepaid expenses	16,047	25,109	31,647
Total current assets	933,577	1,247,697	1,381,394

Non-current assets:
Telephone network systems and equipment — net (note 11)	3,892,246	3,956,307	4,231,838
Intangible assets — net (note 12)	136,326	127,419	175,785
Deferred income taxes — net (note 10)	9,793	12,888	-
Prepaid expenses	-	-	6,881
Guaranty deposits	7,769	7,709	7,526
Derivative financial instruments (note 16)	15,756	54,058	-
Other assets	2,151	2,151	2,151
Total long lived assets	4,064,041	4,160,532	4,424,181

Total assets	$4,997,618	$5,408,229	$5,805,575

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$406,532	$215,773	$346,204
Accruals	27,752	19,701	33,724
Current installments of obligations under capital leases	5,488	2,975	1,693
Customer deposits	2,152	2,051	2,158
Other taxes payable	25,999	34,626	54,127
Accrued interests (note 14)	11,920	14,372	12,705
Total current liabilities	479,843	289,498	450,611

Non-current liabilities:
Derivative financial instruments (note 16)	-	-	13,534
Senior notes (note 14)	2,282,774	2,744,287	2,432,882
Installments of obligations under capital leases	5,173	6,141	4,920
Other accounts payable	30,970	39,650	48,372
Labor obligations upon retirement (note 17)	4,198	2,485	1,691
Other long term liabilities	29,333	28,345	34,351
Deferred income taxes — net (note 10)	-	-	13,235
Total long-term liabilities	2,352,448	2,820,908	2,548,985

Total liabilities	2,832,291	3,110,406	2,999,596

Stockholders’ equity (notes 18 and 19):
Capital stock	4,814,428	4,814,428	4,814,428
Additional paid-in capital	3,592	817,054	813,135
Accumulated losses	(2,652,693)	(3,333,659)	(2,820,522)
Repurchase of shares	-	-	(1,062)
Total stockholders’ equity	2,165,327	2,297,823	2,805,979

Total liabilities and stockholders’ equity	$4,997,618	$5,408,229	$5,805,575

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos, except share data)

	2012	2011

Net revenues (note 7)	$2,201,252	$2,375,941

Operating costs and expenses:
Network operating costs	812,086	770,257
Selling, general and administrative expenses	699,611	795,544
Depreciation and amortization	576,565	668,655
Other expenses	171,279	123,761
Restructuring charges (note 3)	5,899	8,129
Total operating costs and expenses	2,265,440	2,366,346

Operating (loss) income	(64,188)	9,595

Interest expense	(300,941)	(297,497)
Interest income	5,779	2,748
Foreign currency gain (loss)	190,477	(338,047)
Gain on repurchase of senior notes (note 14)	97,845	-
Derivative financial instruments (loss) gain (note 16)	(49,500)	95,174

Net finance cost	(56,340)	(537,622)

Loss before income taxes	(120,528)	(528,027)

Income taxes expense (benefit) (note 10):	15,560	(14,890)

Net loss and comprehensive loss for the year	$(136,088)	$(513,137)

Loss and comprehensive loss per share:
Basic loss per common share (pesos)	(0.17)	(0.65)
Diluted loss per common share (pesos)	(0.17)	(0.65)

Weighted average basic shares (thousands)	789,819	789,819
Weighted average diluted shares (thousands)	789,819	789,819

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Accumulated losses	Repurchase of shares	Total stockholders’ equity

Balances as of January 1, 2011	$4,814,428	$813,135	$(2,820,522)	$(1,062)	$2,805,979
Stock option plan (note 19)	-	3,919	-	-	3,919
Repurchase of shares	-	-	-	1,062	1,062
Comprehensive net loss	-	-	(513,137)	-	(513,137)

Balances as of December 31, 2011	$4,814,428	$817,054	$(3,333,659)	$-	$2,297,823

Balances as of January 1, 2012	$4,814,428	$817,054	$(3,333,659)	-	$2,297,823
Reclassification of additional paid-in capital (note 18)	-	(817,054)	817,054	-	-
Stock option plan (note 19)	-	3,592	-	-	3,592
Comprehensive net loss	-	-	(136,088)	-	(136,088)

Balances as of December 31, 2012	$4,814,428	$3,592	$(2,652,693)	$-	$2,165,327

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

	2012	2011
Cash flow from operating activities:
Loss before taxes	$(120,528)	$(528,027)
Adjustments for:
Depreciation and amortization	576,565	668,655
Loss on sale of telephone network systems and equipment	59,625	72,477
Foreign exchange (gain) loss not realized	(207,596)	319,573
Gain on repurchase of senior notes	(97,845)	-
Interest expense	300,941	297,497
Derivative financial instruments	49,500	(95,174)
Cost of stock option plan	3,592	3,919
Other non-cash items	(100,048)	(200,607)

Subtotal	464,206	538,313

Changes in:
Accounts receivable	121,485	248,474
Value added tax recoverable	38,886	77,911
Other sundry debtors	(26,539)	21,483
Inventory	(8,488)	14,814
Prepaid expenses	9,062	13,419
Accounts payable	190,759	(130,521)
Customer deposits	101	(107)
Other taxes payable	(8,627)	(19,501)
Income taxes paid	(2,452)	1,667
Other accounts payable	(8,680)	(8,724)
Labor obligations upon retirement	1,713	794
Other liabilities and taxes payable	988	(6,006)

Net cash generated from operating activities	772,414	752,016

Cash flows from investing activities:
Capital expenditures	(583,390)	(419,630)
Proceeds from sale of telephone network systems and equipment	2,354	2,395
Decrease in other non-current assets	(60)	(183)

Net cash used in investing activities	(581,096)	(417,418)

Cash flows from financing activities
Interest paid	(260,625)	(295,830)
Repurchase of senior notes	(182,302)	(20,979)
Capital lease, payment of credits	1,545	2,505
Repurchase of shares	-	1,062

Net cash used in financing activities	(441,382)	(313,242)

Net (decrease) increase in cash and equivalents	(250,064)	21,356

Cash and cash equivalents:
At beginning of year	396,580	375,224

At end of year	$146,516	$396,580

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

as of December 31, 2012 and 2011 and January 1, 2011,

and for the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 1 — ENTITY, INCORPORATION AND CHANGE OF INCORPORATION STRUCTURE:

Maxcom Telecomunicaciones, S. A. B. de C. V. (“Maxcom” or the “Company”), is a Mexican Limited Liability Public stock Corporation with variable capital incorporated on February 28, 1996. Its main corporate purpose is the construction and operation of a telephone network, voice over IP, local, national and international long-distance telephone services, public telephone, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephone services as a virtual mobile network operator. The Company began its commercial operations in May 1999.

Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S.A.B. de C.V.”). Now, the Company is subject not only to the applicable provisions of the Business Corporations Law but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission in Mexico (“NBSC”, “Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U. S. Securities and Exchange Commission in the United States of America (“SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act (“Ley del Mercado de Valores”) and ancillary regulations.

Maxcom is a company domiciled in Guillermo González Camarena St. # 2000, C.P. 01210, México, D.F.

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

The concession grants the Company the right to provide local, national and international long-distance telephone services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 20c.

On August 4, 2006, the SCT granted Maxcom a concession to provide cable television services and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.

On January 17, 2007, the Mexican Federal Telecommunications Commission (“Comisión Federal de Telecomunicaciones” or “Cofetel”) authorized Maxcom to provide mobile virtual network operator (“MVNO”) services, based on its 1996 concession. This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name. The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment additional commitments.

Frequency rights:

On October 3, 1997, the Mexican Federal Government through the SCT granted the Company ten frequency right concessions (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions. The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 12.

In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see Note 20d.

Convergence agreement:

On October 2, 2006, the Mexican Federal Government, through the SCT, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephone and Restricted Audio and/or Television that are provided through Wired and Wireless Public Networks” (“Convergence Agreement”).

The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them. The suppliers of cable television will now be able to provide the service of internet and telephone. Also the telephone operators, like Maxcom, will now be able to provide restricted services of audio and/or video. On October 13, 2006, Maxcom notified the SCT its compliance and voluntary adhesion to the Convergence Agreement and, therefore, the SCT authorized to provide the restricted services of audio and video besides to the previously authorized as a part of the original concessions of the public telecommunications network.

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

During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies, as well as agreements which allow the Company to render public telephone services through the capacity acquired from mobile networks.

The rights and obligations under certain interconnection contracts of Telereunion were transferred to Maxcom at the end of 2006 and beginning of 2007.

NOTE 3 — RELEVANT CORPORATE EVENTS:

Cofetel resolution on interconnection rates:

On June 14, 2011 the Company received from Cofetel, the final decision on the dispute brought before this body on December 22, 2010 on the interconnection rate between the Company and the mobile operators: Calling Party Pays (“CPP”) and Calling Party Pays National (“CPPN”) based on the Articles 42, 43 and 44 of the Mexican Federal Telecommunications Law issued by the Department of Communications and Transportation.

Cofetel ruled that the CPP and CPPN rates to be paid by Maxcom to major mobile operators would be Ps 0.3912/minute (without rounding), for the period from January 1st to December 31, 2011. During 2010 the Company paid Ps 1.00/minute for the concept of interconnection charges. Cofetel set these rates based on the principle of Total Service Long-Run Incremental Cost (LRIC).

Restructuring:

In 2012 and 2011 the Company incurred restructuring charges of $5,899, $8,129, respectively, mainly due to severance payments, which are recognized in operating costs and expenses.

Liquidity:

In recent quarters, the Company has experienced recurring losses, declines in revenues, cash flows and cash balances, which may affect its liquidity if those trends are not reversed. As described in Note 14 - Senior notes, the Company’s Senior Notes are due on December 15, 2014, for which semi-annual interest payments are due on June 2013, December 2013 and June 2014. Each of such semi-annual interest payments exceed the Company’s cash and cash equivalents maintained as of December 31, 2012. If one of such interest payments is not met, the entire Senior Notes outstanding become due immediately.

These factors raise substantial doubt concerning the Company’s ability to continue operating as a going concern. The ability of the Company to continue operating as a going concern is dependent upon its ability to obtain sufficient cash to pay the outstanding interest payments and to restructure its Senior Notes (see Note 21 - subsequent events).  The Company plans to address this situation be considering all of its alternative including, but not limited to:

•	savings in capital expenditures by ceasing capital expenditures for expansion projects and by limiting capital expenditures only to maintain the current operations;
•	looking for new investors to obtain a capital injection;
•	Refinancing of the outstanding notes in order to extend their maturity;
•	other restructuring proceedings, for instance by the commencement of a voluntary restructuring under Chapter 11 of the Unites States Bankruptcy Code.

NOTE 4 — BASIS OF PREPARATION:

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22.

In accordance with the General Corporation Law and the Company’s bylaws, the stockholders are empowered to modify the consolidated financial statements after issuance.

The accompanying consolidated financial statements were authorized for issuance on May 15th, 2013, by Mr. Salvador Álvarez, Maxcom’s Chief Executive Officer, and consequently do not reflect events after this date.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

-	Derivative financial instruments are measured at fair value; and

-	The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its revalued amount under the previous accounting principles as its deemed cost.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is the Company’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousands, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those that will apply to the first annual IFRS financial statements.

i)	Judgments

The key judgments made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Revenue recognition from bundled contracts

Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. IFRS do not contain detailed guidance on how separate components within an arrangement should be identified. Management uses its judgment to determine whether the component has stand-alone value to the customer and its fair value can be measured reliably and, accordingly, accounts for the separable elements. The conclusions reached may have a significant effect on the amounts recognized in the consolidated financial statements since they impact the timing of revenue recognition. See Note 5(k).

ii)	Use of estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the future are as follows:

Derivative financial instruments

As described in Notes 5(c) (iv) below, the Company holds derivative financial instruments to hedge its foreign currency exposures. The Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company´s documented financial risk management. For the description of the assumption applied in determining the fair value see Note 6.

Employee Benefits

As described in Note 5(i), the Company recognizes the net obligation of the defined benefit plans, which is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years, discounted to determine its present value. The calculation is performed annually by a qualified actuary using the projected unit credit method.

Valuation of long-lived assets

As described in Notes 5(e) and (f) below, the Company reviews its depreciation and amortization methods and estimates of useful lives and residual values of long-lived assets (including telephone network systems and equipment and intangibles and frequency rights) each annual reporting date and adjusts them if appropriate.

For impairment testing, assets are grouped into cash generating units (CGU), i.e., the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. Since the Company provides bundled services and the network and certain intangibles are common across many services, Management has determined that such assets should be tested for impairment at the level of the whole economic entity.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Key assumptions used in the calculation of recoverable amounts are the discount rate, the asset’s salvage values and EBITDA1 margins.

As of December 31, 2012, based on the Company’s impairment testing, no additional impairment loss was recognized.

Utilization of tax losses

The Company does not recognize a deferred tax asset arising from unused tax losses or tax credits due to the uncertainty the Company and its subsidiaries have sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company.

1EBITDA for any year is net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax.

Allowance of doubtful accounts receivable

The allowance for doubtful accounts represents the estimate of losses resulting from the failure or inability of our customers to make required payments. Determining the allowance for doubtful accounts receivable requires significant estimates. The Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions suggest changes from historical trends. Management considers the provision to be sufficient to cover the potential risk of uncollectible accounts; however, actual results may differ from the estimates resulting in a material adjustment to the carrying amounts of the accounts receivable within the next financial year.

Estimates related to revenues

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete. No installation expenses are charged to our commercial clients and such costs are capitalized and amortized on a straight line basis for a period of 20 years. Installation cost capitalized are expensed once the relationship with the customer is terminated.

With respect to bundled contracts where separate components are identified, revenue is allocated using the relative fair values of each component. Changes in actual retention periods of customers or fair values assigned to different components could have a significant impact to the reported amounts of revenues in our statement of operations within the next financial year.

NOTE 5 — SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2011 for the purposes of the transition to IFRS.

(a)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

ii.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%

Asesores Telcoop, S. A. de C. V. (i)	99.9	Business advisory services
Celmax Móvil, S. A. de C. V. (i)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A. C. (i)	99.9	Donee
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Servicios MSF, S. A. de C. V. (iii)	99.9	Administrative personnel services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Telereunión, S. A. de C. V. (ii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i) These companies are in pre-operational stage.

(ii) These companies were formerly part of VAC Group (former owner statements of Telereunion Group), which together and hereinafter are referred to as “Grupo Telereunión”.

(iii) Subsidiary established in 2011.

(b)	Foreign currency

i.	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

(c)	Financial instruments

i.	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

ii.	Non-derivative financial liabilities

The Company initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise mainly the senior notes (including accrued interest), obligations under capital leases, bank overdrafts, and trade and other payables.

iii.	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase, disposal and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for repurchase shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

iv.	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency exposures.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. When a derivative financial instrument is not designated in a qualifying hedge, all changes in its fair value are recognized immediately in profit or loss.

To mitigate exposure to Peso/U.S. Dollar foreign exchange fluctuation risks, the Company sparingly uses derivative financial instruments such as cross currency swaps.

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Derivative gains or losses are shown in the statement of comprehensive income and statement of cash flows as either operating or financing items depending on the nature of the item being economically hedged. In particular, the interest rate and cross currency swaps are presented within the derivative financial instruments gain (loss) line item and within financing activities, in the statement of comprehensive income and statement of cash flows, respectively.

(d)	Inventories

Inventories consist of material used to install telephone lines and network build-out, and are measured at the lower of cost and net realizable value. The cost of inventories is based on the average cost formula, and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, selling expenses.

The allowance for obsolescence and slow-moving was evaluated on a six months basis, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

(e)	Telephone network systems and equipment - Net

i.	Recognition and measurement

Items of telephone network systems and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its revalued amount under the previous accounting principles which were restated through December 31, 2007, by applying factors derived from the Mexican National Consumer Price Index (“NCPI”).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The Company constructs certain of its own network systems and related facilities. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

When parts of an item of telephone network systems and equipment have different useful lives, they are accounted for as separate items (major components) of telephone network systems and equipment.

The gain or loss on disposal of an item of telephone network systems and equipment is determined by comparing the proceeds from disposal with the carrying amount of the systems and equipment, and is recognized net within other income/expenses in profit or loss.

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations, in other expenses.

ii.	Subsequent costs

The cost of replacing a component of an item of telephone network systems and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized and recorded as an expense. The costs of the day-to-day servicing of systems and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of telephone network systems and equipment. Leased assets and leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Installation costs include labor, tools and supplies. Installation costs related to commercial customers are capitalized and amortized on a straight line basis for a period of 20 years. Installation costs capitalized are expensed once the relationship with the customer is terminated.

The estimated useful lives for the current and comparative periods are as follows:

Estimated useful life (years)

Telecommunications network and equipment	Between 23 and 24
Public telephone equipment	8
Leasehold improvements	Between 2 and 20
Radio equipment	30
Line installation cost	20
Electronic equipment	25
Capitalized expenses due to construction of networks	30
Capitalized comprehensive financing cost	10
Computer equipment	5
Transportation equipment	4
Office furniture	10
Other	10
Engineering equipment	10

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and adjusted if appropriate.

(f)	Intangible assets

Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and impairment losses.

As previously mentioned (Note 2), the SCT awarded the Company, at no cost; a concession to install and operate a public telecommunications network for a 30-year period. The concession and the related grant were initially recognized at their nominal amount, therefore, they have no recorded value for financial reporting purposes and they are only disclosed in a note to these consolidated financial statements.

i.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

ii.	Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Useful life (years)

Infrastructure rights	30 and 15
Software licenses	3.3
Frequency rights	20*

*	Amortization of frequency rights is amortized over the term of the frequency rights.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(h)	Impairment

i.	Non- derivative financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security.

Loans and receivables

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant loans and receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognized. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

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

ii.	Non-financial assets

The carrying amounts of the Company’s non-financial assets, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Employee benefits

i.	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The plant workers are entitled to a seniority premium as stated in article 162 of Mexican Federal Labor Law, in accordance with the following rules:

I.	Seniority premiums consist of the amount of twelve days salary for each year of service;

II.	Seniority premiums are paid to workers who voluntarily separate its employment after they have completed fifteen years of service, at least. Also be paid to the ones that separate with justification and those who are separated from their employment, regardless of justification or lack of justification for dismissal.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

All actuarial gains and losses at January 1, 2011, the date of transition to IFRS, were recognized in deficit from prior years. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans and expenses related to defined benefit plans in personnel expenses in profit or loss.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

As of December 31, 2012 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 27.8 years.

ii.	Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

iii.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv.	Share-based payment transactions

For equity instruments that were granted to employees after November 7, 2002 that will vest after January 1, 2011, date of transition to IFRS, the grant-date fair value of share-based payment awards is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Stock options are granted to members of the Board of Directors, Company officers and employees, as described in Note 19.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value. On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital. During 2012 no options were exercised, in 2011 options were exercised in the amount of $7,559.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(k)	Revenue

Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephone services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the consolidated financial statements.

Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephone concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephone company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephone concessionaire is subject to a charge per minute. The aforementioned percentage of imbalance was 5% during the years 2012 and 2011.

The Company also has interconnection agreements for long-distance and mobile services with other concessionary telephone companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephone has been reconciled and the charge to the client has been recorded.

For the mobile telephone revenues the Company evaluates the revenue recognition of multiple-element arrangements evaluating the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephone equipment and mobile services.

Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. Revenue from bundled services is recognized in the month in which the services are provided. Bundle revenues are distributed among voice, data, pay TV or mobile services.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate.

(m)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the re-measurement to fair value of any pre-existing interest in an acquire. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables).

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

1.	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

2.	Temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

3.	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Under current tax law, companies will be required to pay the greater of ISR (“Impuesto sobre la renta” or Income tax) or IETU (“Impuesto empresarial a tasa única” or Flat rate business tax). If IETU is payable, the payment is considered final and not subject to recovery in subsequent years. The income tax law current tax reforms from January 1, 2010, the income tax rate for fiscal years 2010 through 2012 is 30%, for 2013 is 29% and 28% for 2014 onwards. IETU rate is 17.5% for 2010 onwards.

As of December 31, 2012, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.

(o)	Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(p)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components and which is reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined that it has one operating segment: Telecommunications. The segment offers different service products to its customers based on the type of market, divided as follows: residential, commercial, public telephone, wholesale and others. The financial information reviewed by our chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit. The Company also divided its operating segment in the following geographical destinations: Metropolitan Area, Central-South, and North (all within Mexico).

(q)	Business and credit concentration

The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer. The Company carried out significant transactions with certain suppliers, mainly: Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S. A. de C. V.

NOTE 6 — FINANCIAL RISK MANAGEMENT:

Overview

The Company has exposure to the following risks from its use of financial instruments: credit risk; liquidity risk and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the management and the Audit Committee as responsible for developing and monitoring the Company’s risk management practices. The committee reports regularly to the Board of Directors on its activities.

The Company’s risk management practices are established to identify and analyze the risks faced by the Company, to monitor risks. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management practices and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.

Accounts receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer; therefore, there is no concentration of credit risk. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company research on the credit behavior of its customers. This information is supplied by independent rating agencies (“Buró de Crédito” or “Círculo de Crédito”) where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. Where appropriate, guarantees are required in the form of deposits (customer deposits). The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by management and the Audit Committee.

As described in Note 5(h), the Company recognizes impairment of receivables through an allowance for doubtful accounts which is further detailed in Note10 below.

Impairment losses

Aging of trade receivables at the reporting date:

	December 31, 2012		December 31, 2011		January 1, 2011
	Gross	Impairment	Gross	Impairment	Gross	Impairment
Not past due	$456,543	-	435,869	-	490,089	-
Past due 0-90 days	108,241	-	145,997	-	129,266	-
Past due 91-120 days	-	-	-	-	-	-
More than 121 days	635,880	585,990	577,444	504,570	411,324	316,018
	$1,200,664	585,990	1,159,310	504,570	1,030,679	316,018

See in Note 9 the movement in the allowance for doubtful accounts.

Investments

The Company limits its exposure to credit risk by investing only in overnight government instruments and only with trustworthy banks. Management does not expect any counterparty to fail to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors cash flow requirements and optimizing its cash return on investments. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The following are the Senior Notes and Accounts Payable maturities as of December 31, 2012 and 2011 including estimated interest payments:

As of December 31, 2012	Interest rate porcentage	Less than 1 year	From 1 year to 2 years	From 3 to 5 years	Total

Senior Notes	11%		2,282,774		2,282,774
Fixed annual interest rate of 11%, payable semiannually		253,464	253,464		506,928
Accounts payable		406,532			406,532
Interest accounts payable	Floating rate	966	737	15	1,718

As of December 31, 2011

Senior Notes	11%			2,744,287	2,744,287
Fixed annual interest rate of 11%, payable semiannually		272,334	544,669		817,003
Accounts payable		215,773			215,773
Interest accounts payable	Floating rate	720	587	17	1,324

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by Management Board and the Audit Committee.

Currency risk

We entered into currency swap transactions with Morgan Stanley (France), SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of our senior notes.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of the Company continues to decline. In counterpart, we agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Note 15 provides the details on the foreign currency position of the Company as of the date of the statements of financial position.

Sensitivity analysis

A strengthening of the US Dollar, as indicated below, against the Mexican peso at December 31, 2012 would have increased loss by the amount shown below. This analysis is based on a 10% foreign currency exchange rate variance on the Senior Notes liability at the carrying amount of U.S.$177.1 million The analysis assumes that all other variables, in particular interest rates, remain constant.

Loss
December 31, 2012
US Dollar (10% strengthening)	$230,410

Interest rate risk

The senior notes due 2014 constitute substantially all of the Company’s indebtedness and bear interests at a fixed rate. However, the Company has entered into currency swaps that change the profile of interest payments of a portion of its debt to achieve the desired mix between fixed and floating rate borrowings. Note 16 further describes these swap transactions.

The exposure to interest rate risk arising from financial assets held is not deemed material to the Company’s financial statements.

Sensitivity analysis

The Company manages the market risk (interest rate risk and currency risk) of the derivative financial instrument in its position through the use of value at risk (VaR). VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. 500 historic items were observed. The VaR methodology used by Maxcom is a parametric model with a 99% confidence level and one-day time horizon. The table below sets out the VaR for Maxcom regarding the financial derivatives held in position as of:

Month End	Fair Value Derivative	Value at Risk @99%

December 2012	$32,141	5,844
December 2011	81,641	13,322

VaR results presented above imply that Maxcom would expect to incur a loss in December, 2012 of $5,844 and December 2011 $13,322, under normal market conditions with a 99% confidence level. Such VaR measure has limitations that are described as follows:

1.	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
2.	VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile. Even within the model used there is a one percent probability that losses would exceed the VaR.
3.	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

4.	These limitations and the nature of the VaR measure mean that Maxcom can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.
5.	The Company considers that under current market conditions the VaR measure reported represents reasonably the risk exposure of its derivatives portfolio.

The characteristics of the cross currency swaps acquired by Maxcom match perfectly the characteristics of the primary position (debt), thus a 100% effectiveness of the hedge is expected notwithstanding with the stress scenario or sensitivity test used, due to the fact that any change in fair value or the Cross Currency Swap will offset the change in fair value for the primary position.

The market risk factors that affect the fair value of the financial derivatives are MXN Rate TIIE, USD Rate LIBOR and FX Rate MXN/USD.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of capital stock, repurchase of shares reserve, additional paid-in capital and accumulated losses of the Company.

From time to time the Company purchases its own shares on the market; the timing of these purchases depends on market prices. Primarily the shares are intended to be used for issuing shares under the Company’s share option program. Buy and sell decisions are made on a specific transaction basis by the General Management Director; the Company does not have a defined share buy-back plan.

There were no changes in the Group’s approach to capital management for the year ended December 31, 2012.

Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the directors consider that the carrying amounts of financial liabilities recognized in the consolidated financial statements for the years ended December 31, 2012 and 2011, approximate their fair values.

	December 31, 2012		December 31, 2011
	Carrying amount	Fair Value	Carrying amount	Fair value
Senior notes and accrued interest	2,294,694	1,556,773	2,758,659	1,668,721
Obligations under capital leases	10,661	-	9,116	-

The fair values of financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Determination of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Trade and other receivables

The fair value of accounts receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.

Derivatives

The fair value of the cross currency forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

Share-based payment transactions

The fair value of the employee share options and the share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTE 7 — OPERATING SEGMENTS:

The Company operates in the telecommunication business sector and has only one reportable segment. The segment offers different service products to its customers based on the type of market divided as follows: residential, commercial, public telephone, wholesale and others. However, most of the infrastructure is commonly used by the different services products in all markets and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more markets. Therefore, discrete financial information is not available because there is no measure of segment profit or loss by each of these markets. The financial information reviewed by our chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit.

Information about products and services

The revenue is divided as shown below:

Segment	For the year ended December 31, 2012	For the year ended December 31, 2011

Residential	$1,003,507	$994,663
Business	632,027	606,964
Public telephone	174,887	232,794
Wholesale	374,124	526,876
Others	16,707	14,644
Total revenues	$2,201,252	$2,375,941

Each of the above markets is comprised of homogeneous customers.

Information about geographical areas

The information by geographical location (all within Mexico) including revenue, total assets, and additions of the telephone network, systems and equipment is as follows:

Services	Metropolitan Area	Central- South	North	Total

Period for the year ended December 31, 2012:
Local	$1,084,411	$616,197	$9,958	$1,710,566
Long distance	201,492	186,833	46,480	434,805
Rent of dedicated links	208	-	-	208
Sale of equipment to customers	12,886	2,023	3	14,912
Capacity leasing	40,761	-	-	40,761
Total revenue	$1,339,758	$805,053	$56,441	$2,201,252
Total assets as of December 31, 2012	$3,532,318	$1,057,631	$407,669	$4,997,618
Acquisition of telephone network systems and equipment for the year ended December 31, 2012	$576,391	$2,910	$4,089	$583,390

Services	Metropolitan Area	Central- South	North	Total

Period for the year ended December 31, 2011:
Local	$1,278,055	$651,898	$34,587	$1,964,540
Long distance	208,406	138,967	24,089	371,462
Rent of dedicated links	233	-	-	233
Sale of equipment to customers	2,460	1,572	11	4,043
Capacity leasing	35,663	-	-	35,663
Total revenue	$1,524,817	$792,437	$58,687	$2,375,941
Total assets as of December 31, 2011	$3,934,072	$1,076,125	$398,032	$5,408,229
Acquisition of telephone network systems and equipment for the year ended December 31, 2011	$328,269	$75,710	$15,651	$419,630

Information about major customers

There is no single external customer for whom its revenues amount to 10% or more of a Company’s revenues.

NOTE 8 — CASH AND CASH EQUIVALENTS:

	December 31,	December 31,	January 1,
	2012	2011	2011
Cash	$71,940	$133,313	$55,872
Cash equivalents	74,576	263,267	319,352
Total	$146,516	$396,580	$375,224

NOTE 9 – ACCOUNTS RECEIVABLE:

	December 31,	December 31,	January 1,
	2012	2011	2011

Accounts receivable	$1,200,664	$1,159,310	$1,030,679
Allowance for doubtful accounts	(585,990)	(504,570)	(316,018)
Total current assets	$614,674	$654,740	$714,661

The credit period is generally 25 days from the date of the invoice. Certain customers are granted extended credit periods up to 3 months.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful accounts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	December 31,	December 31,	January 1,
	2012	2011	2011
60-90 days	$45,229	$33,100	$35,254
Average age (days)	75	75	75

Movement in the allowance for doubtful accounts

	2012	2011	January 1, 2011

Balance at beginning of the year	$504,570	$316,018	$233,260
Charged to cost and expenses	81,420	188,552	168,482
Deductions	-	-	(85,724)
Balance at end of year	$585,990	$504,570	$316,018

NOTE 10 – DEFERRED INCOME TAXES:

(a)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities, at December 31, 2012 and 2011 are presented below:

	IT
	2012	2011
Deferred tax assets:
Employee benefits	$1,259	746
Provisions	19,024	25,763

Deferred tax assets	20,283	26,509

Deferred tax liabilities:
Prepaid expenses	4,814	7,533
Advance payments	5,676	5,386
Derivative financial instruments	-	702

Deferred tax liabilities	10,490	13,621

Net deferred tax asset, recorded in the statements of financial position	$9,793	12,888

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences can be utilized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies past in making this assessment. As of December 31, 2012 and 2011, the Company had not recognized deferred tax assets amounting to $834,640 and $870,596, respectively.

(b)	Total income tax expense (benefit) for the years ended December 31, 2012 and 2011 amounted to $15,560 and $(14,890), respectively.

(c)	Reconciliation of effective tax rate:

	2012		2011
	%	$	%	$
Loss before income taxes		(120,528)		(528,027)
Total income tax expense (benefit)	13%	15,560	(3)%	(14,890)

Income tax expense (benefit) using the Company´s domestic tax rate	(30)%	(36,158)	(30)%	(158,408)

Employee Statutory Profit Sharing	1%	1,054	1%	1,504
Inflationary effect	(5)%	(6,597)	(1)%	(7,739)
Non-deductible expenses	24%	28,677	7%	37,457
Unrecognized deferred tax assets	(30)%	(35,956)	20%	104,844
Change in enacted tax rates	-	-	5%	28,083
Tax loss carryforwardsthat expired	53%	63,557	-	-
Change in tax regime (flat tax)	-	-	(4)%	(19,917)
Other	1%	983	(1)%	(714)
	13%	15,560	(3)%	(14,890)

NOTE 11 - TELEPHONE NETWORK SYSTEMS AND EQUIPMENT - NET:

Telephone network systems and equipment consist of:

	Line installation cost	Telecommunications network and equipment	Public telephone equipment	Computer equipment	Enginee- ring equipment	Radio equipment	Transpor- tation equipment	Electronic equipment	Capitalized expenses due to construction of networks	Capitalized comprehensive financing cost	Leasehold improve- ments	Office furniture	Other	Total

Cost
Balance at January 2011	774,408	4,083,516	713,911	261,698	21,266	400,488	64,935	259,832	586,720	263,090	1,233,449	49,135	40,850	8,753,298
Additions	72,220	222,985	(55,948)	3,300	855	3,215	3,936	45	38,908	17,650	9,003	827	847	317,843
Disposals	(3,697)	(129,850)	-	-	-	-	(8,655)	-	-	(3,608)	-	-	-	(145,810)
Balance at 31 December 2011	842,931	4,176,651	657,963	264,998	22,121	403,703	60,216	259,877	625,628	277,132	1,242,452	49,962	41,697	8,925,331
Additions	67,602	248,797	48,445	3,168	787	8,415	2,676	-	38,468	17,024	30,219	664	1,089	467,354
Disposals	(5,304)	(38,881)	(62,358)	(2,075)	-	-	(3,401)	-	-	(12,188)	-	-	-	(124,207)
Balance at 31 December 2012	905,229	4,386,567	644,050	266,091	22,908	412,118	59,491	259,877	664,096	281,968	1,272,671	50,626	42,786	9,268,478

	Line installation cost	Telecommunications network and equipment	Public telephone equipment	Computer equipment	Enginee- ring equipment	Radio equipment	Transpor- tation equipment	Electronic equipment	Capitalized expenses due to construction of networks	Capitalized comprehensive financing cost	Leasehold improve- ments	Office furniture	Other	Total

Accumulated depreciation and impairment losses
Depreciation	(154,899)	(1,789,623)	(241,803)	(174,105)	(14,437)	(173,726)	(46,516)	(256,854)	(240,169)	(68,762)	(390,859)	(24,212)	(20,674)	(3,596,639)
Impairment	(113,963)	(598,474)	(105,060)	-	-	(58,936)	-	-	(86,343)	(38,717)	-	-	-	(1,001,493)
Impairment amortization	8,725	45,818	8,043	-	-	4,512	-	-	6,610	2,964	-	-	-	76,672
Balance at January 2011	(260,137)	(2,342,279)	(338,820)	(174,105)	(14,437)	(228,150)	(46,516)	(256,854)	(319,902)	(104,515)	(390,859)	(24,212)	(20,674)	(4,521,460)
Additions	(51,711)	(200,074)	(90,046)	(34,589)	(979)	(13,752)	(9,369)	(173)	(60,655)	(26,632)	(99,838)	(4,101)	(3,287)	(595,206)
Disposals	40	15,415	46,991	-	-	-	8,189	-	-	303	-	-	-	70,938
Impairment amortization	7,560	27,017	6,299	5,061	143	2,012	173	25	8,874	3,852	14,607	600	481	76,704
Balance at 31 December 2011	(304,248)	(2,499,921)	(375,576)	(203,633)	(15,273)	(239,890)	(47,523)	(257,002)	(371,683)	(126,992)	(476,090)	(27,713)	(23,480)	(4,969,024)
Additions	(51,858)	(174,386)	(78,102)	(29,428)	(1,011)	(12,179)	(6,501)	(163)	(59,544)	(26,972)	(99,376)	(3,758)	(2,863)	(546,141)
Disposals	14	21,836	34,977	1,953	-	-	3,100	-	-	348	-	-	-	62,228
Impairment amortization	8,218	24,180	6,836	4,355	160	1,930	539	26	9,438	4,220	15,752	596	455	76,705
Balance at 31 December 2012	(347,874)	(2,628,291)	(411,865)	(226,753)	(16,124)	(250,139)	(50,385)	(257,139)	(421,789)	(149,396)	(559,714)	(30,875)	(25,889)	(5,376,232)

Carrying amounts
At January 2011	514,271	1,741,237	375,091	87,593	6,829	172,338	18,419	2,978	266,818	158,575	842,590	24,923	20,176	4,231,838
At 31 December 2011	538,683	1,676,730	282,387	61,365	6,848	163,813	12,693	2,875	253,945	150,140	766,362	22,249	18,217	3,956,307
At 31 December 2012	557,355	1,758,276	232,185	39,338	6,784	161,979	9,106	2,738	242,307	132,572	712,957	19,751	16,898	3,892,246

As of December 31, 2012 the estimated cost remaining to conclude the construction in progress is $139,611 and management expects to conclude them before December 31, 2013.

As of December 31, 2012 the amount of contractual commitments for the acquisition of Telephone network systems and Equipment is $10,834.

As part of the agreements entered into with the holders of senior notes issued on December 20, 2006, as mentioned in Note 14, the Company committed all of Maxcom’s telephone network systems and equipment as collateral in favor of said bond holders.

Although the assets mentioned above have been encumbered in favor of the senior notes holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of the bonds are met.

The Company entered into financial lease agreements with Autoarrendadora Integral, S. A. de C. V. in pesos for transportation equipment.

The gross amount of fixed assets recognized under leases that are capitalized is comprised as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Transportation equipment	$2,740	$3,132	$4,959
Accumulated depreciation	(149)	$(317)	$(367)

Total	$2,591	$2,815	$4,592

NOTE 12 - INTANGIBLE ASSETS:

Intangible assets are comprised as follows:

	Frequency rights	Software	Expenses to be amortized	Pipes Rights	Fiber Rights	Projects	Brand Rights	Total
Cost
Balance at January 2011	94,674	376,838	102,548	27,365	73,279	25,454	373	700,531
Additions	-	11,787	90,000	-	-	-	-	101,787
Balance at 31 December 2011	94,674	388,625	192,548	27,365	73,279	25,454	373	802,318
Additions	-	56,036	60,000	-	-	-	-	116,036
Balance at 31 December 2012	94,674	444,661	252,548	27,365	73,279	25,454	373	918,354

Accumulated amortization and impairment losses
	Frequency rights	Software	Expenses to be amortized	Pipes Rights	Fiber Rights	Projects	Brand Rights	Total
Amortization	(61,573)	(246,515)	(102,548)	(16,830)	(24,225)	(25,085)	-	(476,776)
Impairment (Note 5h)	(11,799)	(38,952)	-	-	(3,828)	-	-	(54,579)
Impairment amortization	1,446	4,701	-	-	462	-	-	6,609
Balance at January 2011	(71,926)	(280,766)	(102,548)	(16,830)	(27,591)	(25,085)	-	(524,746)
Amortization	(3,936)	(59,510)	(90,000)	(912)	(2,443)	(85)	-	(156,886)
Impairment amortization	1,283	4,962	-	-	488	-	-	6,733
Balance at 31 December 2011	(74,579)	(335,314)	(192,548)	(17,742)	(29,546)	(25,170)	-	(674,899)
Amortization	(4,255)	(46,193)	(60,000)	(912)	(2,443)	(58)	-	(113,861)
Impairment amortization	1,283	5,008	-	-	441	-	-	6,732
Balance at 31 December 2012	(77,551)	(376,499)	(252,548)	(18,654)	(31,548)	(25,228)	-	(782,028)

Carrying amounts
At January 2011	22,748	96,072	-	10,535	45,688	369	373	175,785
At 31 December 2011	20,095	53,311	-	9,623	43,733	284	373	127,419
At 31 December 2012	17,123	68,162	-	8,711	41,731	226	373	136,326

NOTE 13 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

For the years ended December 31, 2012 and 2011, related party transactions are analyzed as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2011

Expenses paid to:
Telecomunicaciones Móviles de México, S. A. de C. V. (2)	$3,648	$3,417
BBG Wireless (1)	504	3,387
GS Comunicación (5)	2,513	3,285
Vázquez Eduardo (6)	972	882
Vásquez Gabriel Agustín (6)	806	792
Bank of America, Co. (7)	311	465
Autokam Regiomontana, S. A. de C. V. (3)	80	419
MG Radio (4)	-	150
Servicios corporativos VAC (8)	6	9
Total	$8,840	$12,806

Revenues from telephone services collected from related parties.

(1)	Corresponds to cluster construction.
(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE).
(3)	Corresponds to costs related to the purchase of vehicles.
(4)	Corresponds to advertising services.
(5)	Corresponds to payments regarding marketing consulting services.
(6)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.
(7)	Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).
(8)	Corresponds to representation expenses.

The accounts due to and due from balances arising from operations with related parties as of December 31, 2012, December 31, 2011 and January 1, 2011were the following:

	December 31, 2012	December 31, 2011	January 1, 2011
Due from:

Proa Mensaje y Comunicación, S. A. de C. V.	$-	$11	$11
Guijarro de Pablo y Asociados, S. C.	-	6	6
Shareholder María Elena Aguirre Gómez	-	1	1
Shareholder Gabriel Vázquez Cartens	1	1	-
Difusión Panorámica, S. A. de C. V.	14	-	15
Porcelanatto, S. A. de C. V.	-	-	11
Shareholder María Guadalupe Aguirre Gómez	-	-	1
Total	$15	$19	$45

	December 31, 2012	December 31, 2011	January 1, 2011
Due to:
Telecomunicaciones Móviles de México, S. A. de C. V. (1)	$25,294	$26,579	$27,868
BBG Wireless	6,555	1,254	9,278
GS Comunicación, S. A. de C. V.	598	117	142
Autokam Regiomontana, S. A. de C. V.	-	24	107
Vázquez Eduardo	-	11	-
Servicios Corporativos VAC	-	11	-
MG Radio	-	-	5
Total	$32,447	$27,996	$37,400

Accounts payable and receivable from related parties are included within accounts receivable customers and accounts payable, respectively.

(1)	On January 5, 2010, Electromecánica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

Key management personnel compensation
	For the year ended December 31, 2012	For the year ended December 31, 2011

Short-term employee benefits	$49,180	$54,641
Termination benefits	2,399	2,399
Share-based payments	5,383	270
Total	$56,962	$57,310

NOTE 14 – SENIOR NOTES:

As of December 31, 2012, December 31, 2011 and January 1, 2011, bonds payable were comprised as follows:

	December 31, 2012	December 31, 2011	January 1, 2011

Long term:
Senior notes maturing on December 15, 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,282,774	$2,744,287	$2,432,882

On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of U.S.$150.0 million in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933. On January 10, 2007 and September 5, 2007, the Company issued additional Bonds in the amount of U.S.$25.0 million each, on the same global offer and under the same terms as those of the initial placement.

As of December 31, 2012, December 31, 2011 and January 1, 2011, accrued interest payable on these bonds amounted to $11,920, $14,372 and $12,705, respectively.

As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.

Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the Bonds are met.

The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) “pari passu” (equal rights and conditions like any other similar debt entered into by the issuer) on payment rights on all current company principal debt; c) is considered preferential debt in regards to any future principal debt of the Company; and d) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunion companies, which were pledged beginning in 2009, and d) is subject to registration before the Securities and Exchange Commission (SEC), in accordance with the Registration Rights Agreement, this record was duly completed on November 19, 2007, according to the values’ exchange described below.

On November 19, 2007 the bonds exchange program was completed for an approximate amount of 200.0 million dollars and registered with the SEC with the same characteristics of maturity, interest rate and almost all other characteristics.

The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of December 31, 2012, December 31, 2011 and January 1, 2011.

Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. However, the Company assumed the obligation to pay interest free of any charge or tax burden to the Bondholders, absorbing the cost of the retention of withholding taxes.

As of December 31, 2012 the Company has repurchased outstanding senior notes for a total amount of U.S. $15.4 million (fair value). The difference between the carrying amount (U.S.$22.9 million) and the purchase price resulted in a gain of U.S.$7.5 million ($97,845 pesos) which was recognized in the consolidated statement of comprehensive loss.

NOTE 15 - FOREIGN CURRENCY POSITION:

Figures in this note represent thousands of US dollars.

The Company’s foreign-currency position (exclusive of the currency swaps) was as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Assets
Short-term	$5,558	$37,641	$33,473
Long-term	2,470	3,895	-. ..
	8,028	41,536	33,473
Liabilities
Short-term	15,700	12,123	12,648
Long-term	176,107	198,511	200,415
	191,807	210,634	213,063

Net (liabilities) - in dollars	(183,779)	$(169,098)	$(179,590)
Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.01	$13.98	$12.36

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS:

At December 31, 2012 and 2011 the Company had four swaps with Bank Morgan Stanley, without receiving or settling any amount for such transactions. See Note 21. For all the active financial instruments (swaps), the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars. As of December 31, 2012 and 2011 the swaps totaled $32.1 and $81.6 million, respectively, which was composed of the following derivatives:

Cross currency swaps:

Counterparty	Received Leg	Payment Leg	Maturity	Loss for the year ended December 31, 2012	Gain for the year ended December 31, 2011
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ TIIE 28 + 4.57% S/A	December 15, 2014	$(9,087)	20,778
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ 12.75% S/A	December 15, 2014	(8,134)	21,969
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375) MXN@ TIIE 28 + 4.85% S/A	December 15, 2014	(15,370)	27,028
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375)MXN @ 12.91% S/A	December 15, 2014	(16,909)	25,399

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in the statement of operations for the year in which such changes occur, under financing cost.

NOTE 17 - LABOR OBLIGATIONS UPON RETIREMENT AND PERSONNEL EXPENSES:

As of December 31, 2012, December 31, 2011 and January 1, 2011 the Company has direct benefits payable for absences (non-cumulative) amounting to $698, $878 and $593, respectively.

The Company has obligations and costs of seniority premiums for employees entitled to receive them and are recognized based on actuarial studies prepared by an independent third party specialist.

	For the year ended December 31, 2012	For the year ended December 31, 2011
Net cost for the period:
Labor cost	$1,485	529
Financial cost	173	544
Actuarial (gain) loss, net	1,042	(167)
Settlement effect	(987)	(112)

Net cost for the period	$1,713	794

The following is the determination of liabilities for the benefits of the plans:

Retirement
Benefits
Seniority
Premium
Defined benefit obligation:
Defined benefit obligation at January 1, 2011	$1,691
Current service cost	529
Financial cost	544
Actuarial gains and losses	(167)
Effects of settlement	(112)

Defined benefit obligation at December 31, 2011	2,485

Current service cost	1,485
Financial cost	173
Actuarial gains and losses	1,042
Effects of settlement	(987)

Defined benefit obligation at December 31, 2012	$4,198

	Benefits
	December 31, 2012	December 31, 2011	January 1, 2011

Discount rate reflecting the value of the current obligations	6.50%	7.64%	7.64%
Compensation increase rate	5.00%	5.50%	5.50%
Expected nominal rate on return of assets	N/A	N/A	N/A
Employee Remnant Average Labor Life (applicable to benefits upon retirement)	27.8 years	28 years	29.3 years

PERSONNEL EXPENSES

For the year ended December 31, 2012 the Company incurred in personnel expenses of $429.4 million compared to $454.2 million for the year ended December 31, 2011.

NOTE 18 - STOCKHOLDERS’ EQUITY:

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

As of December 31, 2012, December 31, 2011, and January 1, 2011 the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	December 31, 2012	December 31, 2011	January 1, 2011
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002

Subtotal	789,818,829	789,818,829	789,818,829

Authorized shares not outstanding:

(treasury shares)

Series “A”	25,800,000	11,000,000	11,000,000

Total authorized shares	815,618,829	800,818,829	800,818,829

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

As of December 31, 2012, December 31, 2011 and January 1, 2011, the Company’s capital stock was comprised as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Capital stock	$4,814,428	$4,814,428	$4,814,428

On April 20, 2012, by means of resolutions adopted by the General Ordinary Shareholders Meetings, the shareholders approved the reclassification of the additional paid in capital for the amount of $817,054 million to the accumulated losses of the Company and the corresponding decrease of the accumulative losses.

Stockholders restrictions –

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2012, the statutory reserve has not reached the required amount.

No dividends may be paid while the Company has not received the related amounts as dividends from subsidiary companies.

 NOTE 19 - STOCK BASED COMPENSATION:

On September, 2011, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders ratified the Executive Incentive Program. In this case a portion of the payments is awarded through shares, as described below:

•	Employee Incentive Program.

a.	The yearly incentive goal, which may be given to the Company’s officers and employees who are eligible under the scope of the Executive Incentive Program, is to reward management for reach the budgeted EBITDA for 2011, 2012 and 2013through a variable incentive program short-term (annual) and medium term(three-year).

b.	The minimum requirement for the incentives to be awarded is 85% of budgeted EBITDA for the company. A lower EBITDA generated no beneficiaries entitled to receive payment of the incentive plan.

It is also necessary to maintain minimum cash and a ratio of EBITDA to Debt at the end of each year. Lower values for the minimum amount of cash or debt ratio higher do not generate bonus payments.

c.	The amount of the yearly incentive is based on the monthly salary multiplied by a predefined factor.

d.	The yearly incentive is divided into three parts:

i.	One part will be awarded through cash.

ii.	One part will be awarded through stock options in order to receive American Depositary Receipts (ADRs), Ordinary Certification Participates (CPOs) or any other instrument whose underlying values represent Maxcom’s capital stock (exercise price $0.01).

iii.	One part will be awarded through stock options in order to receive ADR’s, CPO’s or any other instrument whose underlying values represent Maxcom’s capital stock (exercise price average of the last 30 days).

On January, 2010, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders the compensation awarded to counselors and members of the Company’s different committees. In this case a portion of the payments is awarded through shares, as described below:

•	Compensation for Directors and Committee members.

a.	Directors and Committee members will receive each year options to purchase up to $120 in the form of CPOs, with the exception of the Chairman of the Board who will receive each year options to purchase up to $240 in the form of CPOs.

b.	The Chairman of the Committee will receive each year options to purchase up to $180 in the form of CPOs.

The fair value of options for services rendered was determined using a binomial valuation model applying the Black & Scholes method.

The cost for the years ended December 31, 2012 and 2011, respectively was of $3,592, and $3,919. The compensation cost of the stock option for counselors and options for executives are recognized in shorter periods, because it corresponds to the payment of emoluments and performance bonds and its “fair value” fluctuates between 0.15 dollars and 0.38 dollars.

The breakdown of the options granted and their vesting periods for the year ended December 31, 2012 are described below:

		Options to
	New	counselors and
	option plans	executive
	for employees	plans	Total

Options granted 2011	$3,056,460	$9,520,524	$12,576,984
Granted during the year	15,009,315	2,900,400	17,909,715
Options exercised in year	(1,886,400)	-	(1,886,400)
Options cancelled	(2,021,760)	(5,627,961)	(7,649,721)

Total options granted	14,157,615	6,792,963	20,950,578

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011

Options authorized	$38,830,459	$22,566,580
Options granted	(20,950,578)	(12,576,984)

Options available	$17,879,881	$9,989,596

As of December 31, 2012 and 2011 changes in additional paid-in capital were as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2011

Stock option plan cost	$3,592	$3,919

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES:

As of December 2012, the Company has the following commitments:

a.	Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $82,898 and $81,109 for the years ended December 2012 and 2011, respectively.

The schedule for estimated future minimum operating lease payments is as follows:

2013	$84,801
2014	51,338
2015	51,158
2016	52,298
2017	54,929

b.	Lease agreement for the building currently housing the Company’s corporate offices.

On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012. The surface leased is 7,922 square meters. The Company recorded a lease expense of $40,866 and $38,300 for the years ended December 31, 2012 and 2011, respectively.

The schedule for estimated future minimum lease agreement is as follows:

2013	$42,925
2014	1,314
2015	1,164
2016	1,115
2017	743

c.	Geographic expansion commitment:

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

As of December 31, 2012, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2011, as per the commitments and obligations set forth in the concessions.

e.	Commitment pertaining to the sale of capacity:

In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephone carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years. As of December 31, 2012, deferred revenue amounted to $6.9 million.

In November 2007, the Company entered into an optical fiber capacity sale agreement with Grupo de Telecomunicaciones Mexicano in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided. This service started in October 2008. The termination date for this agreement is due in 5 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $2 and 4.7 million, respectively.

In December 2008, the Company entered into an optical fiber capacity sale agreement with Megacable in the amount of $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $16.5 and $18.5 million, respectively.

In September 2009, the Company entered into an optical of fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of December 31, 2012 and 2011, the balance pending to be incurred is $4.2 and $4.9 million, respectively.

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

The account payable to Grupo VAC as of December 31, 2012 and 2011, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,276 and $1,417, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $25,203 and $25,579, respectively.

g.	The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

h.	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

i.	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.

j.	Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

k.	The tax authorities are conducting a direct examination of certain Company operations. At December 31st, 2012, this examination is still in progress. Management of the Company and their legal counsel do not anticipate that this examination will result in significant additional assessments.

NOTE 21 – SUBSEQUENT EVENTS:

In recent quarters, the Company has experienced recurring losses, declines in revenues, cash flows, and cash balances, which may affect its liquidity if those trends are not reversed (see Note 3 - liquidity).

To address the aforementioned concerns in its financial condition, on December 4, 2012, the Company entered into a Recapitalization Agreement with Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”) acting on behalf of a group of investors. During 2013, Maxcom also agreed to commence to exchange its outstanding 11% Senior Notes due 2014 for its Step-Up Senior Notes due 2020 (“Exchange Offer”).

Since the conditions for the consummation of the Exchange Offer and the consent solicitation were not satisfied or waived, including the minimum tender condition, the Exchange Offer and Recapitalization Agreement were not consummated. As a result, the Company is evaluating the commencement of a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code.

On February 8, 2013, the Company cancelled the asset position of its derivative financial instruments. As a result, the Company received US$1.8 million from the counterparty.

As of April 30, 2013, Board of Directors, Company officers and some employees of the Company exercised 16,187,715 shares (5,395,905 CPO’s) of the Stock Option Plan. After this exercised the total outstanding shares were of 806,006,544.

NOTE 22– EXPLANATION TO TRANSITION TO IFRS:

As stated in Note 4(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 5 were applied in preparing the financial statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the years ended December 31, 2012 and 2011, and in the preparation of an opening IFRS statement of financial position at 1 January 2011 (the Company’s date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Mexican Financial Reporting Standard (MFRS) (its previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

At the transition date, the Company applied the following mandatory exceptions to retrospective application of IFRS, as required by IFRS 1. Other mandatory exceptions were not applicable.

a.	Accounting estimates - The accounting estimates made under MFRS as of January 1, 2011, are consistent with estimates made under IFRS and therefore were not adjusted retrospectively.

The Company has also selected the following voluntary exemptions for retrospective application of IFRS, as permitted by IFRS 1:

a.	Business Combinations – The Company applied the business combination exemption under IFRS 1. Therefore, IFRS 3, Business Combinations, was not retrospectively applied to business combinations that occurred before January 1, 2011.

b.	Deemed cost - The Company applied the deemed cost exemption under IFRS 1. Therefore, the value of certain items of telephone network systems and equipment is equal to depreciated cost under IFRS, as adjusted to reflect revaluations recorded under MFRS.

c.	Employee benefits–The Company applied the employee benefits exemption. Therefore, it recognized all of the accumulated actuarial gains and losses at the transition.

d.	Borrowing costs - The Company applied the borrowing cost exemption, for which reason it did not modify amounts it has capitalized with respect to borrowing costs under MFRS, and instead applied the provisions of IAS 23, Borrowing Costs, prospectively beginning with its transition date.

e.	Share based payments – The Company did not apply IFRS 2, Share based payment, to equity instruments in share-based payment transactions that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2011. Further, the standard has not been applied to awards that were modified before 1 January 2011.

There were no material adjustments to the statement of cash flows.

Reconciliation of equity

	Notes	January 1, 2011 Previous GAAP	Effect of transition to IFRS	January 1, 2011 IFRS	December 31, 2011 Previous GAAP	Effect of transition to IFRS	December 31, 2011 IFRS
		January 1, 2011			December 31, 2011
Assets
Current assets:
Cash and cash equivalents(note 8)		375,224	-	375,224	396,580	-	396,580
Derivative financial instrument (note 16)	b.	3	(3)	-	29,522	(1,939)	27,583
Accounts receivable— net(note 9)		714,661	-	714,661	654,740	-	654,740
Value added tax recoverable		166,465	-	166,465	88,554	-	88,554
Other sundry debtors		67,719	-	67,719	46,236	-	46,236
Inventory — net		25,678	-	25,678	8,895	-	8,895
Prepaid expenses — net		31,647	-	31,647	25,109	-	25,109
Total current assets		1,381,397	(3)	1,381,394	1,249,636	(1,939)	1,247,697
Non-current assets:
Telephone network systems and equip – net (note 11)	e.f.	4,391,994	(160,156)	4,231,838	4,113,873	(157,566)	3,956,307
Intangible assets – net (note 12)	c.	260,494	(84,709)	175,785	196,480	(69,061)	127,419
Deferred income taxes — net(note 10)	h.	-	-	-	19,612	(6,724)	12,888
Prepaid expenses — net		6,881	-	6,881	-	-	-
Guaranty deposits		7,526	-	7,526	7,709	-	7,709
Derivative financial instruments (note 16)	g.	-	-	-	54,459	(401)	54,058
Other assets		2,151	-	2,151	2,151	-	2,151
Total long lived assets		4,669,046	(244,865)	4,424,181	4,394,284	(233,752)	4,160,532
Total assets		6,050,443	(244,868)	5,805,575	5,643,920	(235,691)	5,408,229
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		346,204	-	346,204	215,773	-	215,773
Accruals		33,724	-	33,724	19,701	-	19,701
Current installments of obligations under capital leases		1,693	-	1,693	2,975	-	2,975
Customer deposits		2,158	-	2,158	2,051	-	2,051
Other taxes payable		54,127	-	54,127	34,626	-	34,626
Accrued interests (note 14)		12,705	-	12,705	14,372	-	14,372
Total current liabilities		450,611		450,611	289,498		289,498
Non-current liabilities:
Derivative financial instruments (note 16)	g.	5,137	8,397	13,534	-	-	-
Senior notes (note 14)	c.	2,471,420	(38,538)	2,432,882	2,774,761	(30,474)	2,744,287
Installments of obligations under capital leases		4,920	-	4,920	6,141	-	6,141
Other accounts payable	e.	91,780	(43,408)	48,372	39,650	-	39,650
Labor obligations upon retirement (note 17)	d.	27,294	(25,603)	1,691	35,565	(33,080)	2,485
Other long term liabilities			34,351	34,351	39,252	(10,907)	28,345
Deferred income taxes – net(note 10)	h.	8,755	4,480	13,235		-	-
Total long-term liabilities		2,609,306	(60,321)	2,548,985	2,895,369	(74,461)	2,820,908
Total liabilities		3,059,917	(60,321)	2,999,596	3,184,867	(74,461)	3,110,406
Shareholders’ equity (notes18 and 19)
Capital stock	a.	5,410,244	(595,816)	4,814,428	5,410,244	(595,816)	4,814,428
Additional paid-in capital		813,135	-	813,135	817,054	-	817,054
Accumulated losses	i.	(3,231,791)	411,269	(2,820,522)	(3,768,245)	434,586	(3,333,659)
Repurchase of shares		(1,062)	-	(1,062)	-	-	-
Total shareholders’ equity		2,990,526	(184,547)	2,805,979	2,459,053	(161,230)	2,297,823
Total liabilities and shareholders’ equity		6,050,443	(244,868)	5,805,575	5,643,920	(231,211)	5,408,229

Reconciliation of comprehensive income for the year ended December 31, 2011.

	Notes	Previous GAAP	Effects of transition to IFRS	IFRS
		December 31, 2011

Net revenues (note 7)		2,375,941		2,375,941

Network operating costs		770,257		770,257
Selling, general and administrative expenses	d.	803,019	(7,475)	795,544
Depreciation and amortization	e.f.	680,678	(12,023)	668,655
Other expenses		123,761		123,761
Restructuring charges		8,129		8,129

Total operating costs and expenses		2,385,844		2,366,346

Operating (loss) income		(9,903)		9,595

Finance cost
Interest expenses		(297,497)		(297,497)
Interest income		2,748		2,748
Foreign currency loss		(330,576)	6,062	(324,514)
Exchange (income) loss, net		81,641		81,641
Total finance result		(543,684)		(537,622)

Loss before income taxes		(553,587)		(528,027)

Income taxes (benefit) expense (note 10 ):	h.	(17,134)	2,244	(14,890)

Net loss and comprehensive loss for the year		(536,453)		(513,137)

(Loss) and comprehensive (Loss) per share:
Basic (loss) per common share (pesos)		(0.68)		(0.65)
Diluted (loss) per common share (pesos)		(0.66)		(0.63)

Weighted average basic shares (thousands)		789,819		789,819
Weighted average diluted shares (thousands)		812,882		812,882

Notes to the reconciliations

a.	According to IFRS 29, Financial Reporting in Hyperinflationary Economies, When an economy ceases to be hyperinflationary and an entity discontinues the preparation and presentation of financial statements prepared in accordance with this Standard, it shall treat the amounts expressed in the measuring unit current at the end of the previous reporting period as the basis for the carrying amounts in its subsequent financial statements. The Mexican economy ceased to be hyperinflationary in 1999 and, consequently, inflationary effects that were recognized by the Company from 1999 until December 31, 2007 under MFRS were reversed.

b.	According to IAS 39, Financial Instruments: Recognition and Measurement (for entities that have not yet adopted IFRS 9), an embedded foreign currency derivative in a host contract that is not a financial instrument is closely related to the host contract provided it is not leveraged, does not contain an option feature, and requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade), therefore, the embedded derivative is not accounted for separately from the host contract. Therefore, the effects of the embedded derivative that were recognized by the Company under MFRS were reversed.

c.	According to IAS 39, when a financial liability is recognized initially, an entity shall measure it at its fair value less, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Under MFRS, the Company recognized an asset for these costs amortizing it using the straight-line method. Therefore, the asset and its amortization recognized by the Company under MFRS were reversed. After initial recognition, an entity shall measure financial liabilities at amortized cost using the effective interest method. Therefore, the Company recalculated the financial liability using the accrual of interest effective interest method.

d.	According to IAS 19, Employee Benefits, an entity shall recognize termination benefits as a liability and an expense when, and only when, the entity is demonstrably committed to either: terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. Since the Company is not demonstrably committed the effects of the termination liability recognized by the Company under MFRS were reversed.

e.	According to IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the discount rate, when the related asset is measured using the cost model shall be added to, or deducted from, the cost of the related asset in the current period. Therefore the Company calculated the corresponding effects from changes in the discount rate and recognized them in the carrying value of the asset and its related liability.

f.	According to IFRS 1, A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value; or cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index. IFRS does not restrict the use of fair value as deemed cost to entire classes of asset. The Company elected to use previous GAAP revaluation for the value of certain items of telephone network systems and equipment as deemed cost.

g.	According to IAS 39, when measuring the fair value of a liability, the effect of the entity’s credit risk (credit standing) and any other factors that might influence the likelihood that the obligation will or will not be fulfilled should be taken into account. Therefore the Company calculated the corresponding effects of the credit risk in the fair value measurement and recognized them in the carrying value of the derivative financial instrument.

h.	According to IAS 12, Income taxes, the deferred tax was re-calculated using the carrying amount of the assets and liabilities under IFRS.

i.	All the effects of transition to IFRS were recorded in retained earnings.

j.	Reclassifications were performed to present lines in the statement of comprehensive income according to IAS 1, Presentation of Financial Statements.

NOTE 23 – NEW ACCOUTING PRINCIPLES

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective:

IFRS 7 ‘Financial Instruments: Disclosures’; effective for periods beginning on or after July 1, 2011. The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets when financial assets are not derecognized in their entirety, or when they are derecognized in their entirety but the entity has continuing involvement in them.

IAS 19 ‘Employee Benefits’; effective for periods beginning on or after January 1, 2013. The revised standard has eliminated the use of the corridor approach and instead mandated immediate recognition of all re-measurements of the defined benefit liability (asset) including gains and losses in other comprehensive income.

IFRS 10 ‘Consolidated Financial Statements’; effective for periods beginning on or after January 1, 2013. The standard replaces the guidance on control and consolidation in IAS 27 and SIC 12 Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 12 ‘Disclosures of Interests in Other Entities’; effective for periods beginning on or after January 1, 2013. The standard requires enhanced disclosures of the nature, risks and financial effects associated with the Company’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 ‘Fair value measurement’; effective for periods beginning on or after January 1, 2013. The standard explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to standards

Effective date of May 2012 amendments (Annual Improvements 2009-2011 Cycle):

IAS 1 ‘Presentation of Financial Statements’, clarification of the requirements for comparative information.

IAS 16 ‘Property, plant and equipment’, classification of servicing equipment.

IAS 32 ‘Financial Instruments: Presentation’ , clarifies that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 “Income Taxes”.

IAS 34 ‘Interim Financial Reporting’, Clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 ‘Operating Segments’.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Balance sheet as of December 31, 2012:
Cash and cash equivalents and Current restricted cash	$142,728	82	293	640	304	124	-	-	101	2,179	-	58	9		(2)	-	146,516
Accounts receivable - net	613,619	117,652	34,589	78,639	213,243	8,548	109	439	237,546	9,327	6,642	12,052	108	50	256,776	(974,665)	614,674
Inventory - net	17,512	-	-	-	-	0	-	-	0	0	-	-	-			0	17,512
Prepaid expenses	16,031	-	-	0	0	-	-	-		15	-	-	-		1	0	16,047
Investment in subsidiaries	84,306	200	-	-	-	-	-	-	-	-	-	-	-			(84,506)	0
Telephone network system and Equipment net	3,823,821	-	-	-	-	-	-	-	34,450	5,092	20,985	7,898	-			0	3,892,246
Intangible assets - net	136,326	-	-	-	-	-	-	-	-	-	-	-	-			0	136,326
Deposits	6,711	-	407	-	-	-	-	-	636	15	-	-	-			0	7,769
Derivative financial instruments	32,141	-	-	-	-	-	-	-	-	-	-	-	-			0	32,141
Deferred taxes	-	9,025	747	17	-	-	-	-	-	-	-	-	-	-	0	4	9,793
Other assets	269,013	8,195	-	8	3	0	-	-	-	-	-	-	-		33,879	(186,504)	124,594
Total assets	$5,142,208	135,154	36,036	79,304	213,550	8,672	109	439	272,733	16,628	27,627	20,008	117	50	290,654	(1,245,671)	4,997,618

Total liabilities	$3,009,730	89,477	29,783	69,752	205,817	624	41	879	286,582	4,716	1,777	1,679	66		289,717	(1,158,349)	2,832,291
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	4,818,533	66	96	55	53	171,497	127	55	717,462	13,044	97,874	11,308	50	50	50	(1,012,300)	4,818,020
Accumulated deficit	(2,686,055)	45,611	6,157	9,497	7,680	(163,449)	(59)	(495)	(731,311)	(1,132)	(72,024)	7,021	1		887	924,978	(2,652,693)
Repurchase of shares		-	-	-	-	-	-	-	-	-	-	-	-			0	0
Total shareholders’ equity	2,132,478	45,677	6,253	9,552	7,733	8,048	68	(440)	(13,849)	11,912	25,850	18,329	51	50	937	(87,322)	2,165,327
Total liabilities and shareholders - equity	5,142,208	135,154	36,036	79,304	213,550	8,672	109	439	272,733	16,628	27,627	20,008	117	50	290,654	(1,245,671)	4,997,618

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2012:
Revenues	$2,201,252	69,740	75,255	29,096	92,257	-	-	-	32,339	1,259	1,143	2,552	-		212,743	(516,384)	2,201,252
Operating cost and expenses	(2,272,524)	(73,895)	(74,890)	(29,179)	(91,906)	(3)	(31)	0	(26,686)	(1,174)	(9)	(814)	-		(207,899)	513,570	(2,265,440)
Integral (cost) income of financing	(71,861)	11,619	2,257	1,403	2,405	681	-	0	(4,538)	853	0	29	1		808	3	(56,340)
Taxes		(5,650)	(1,937)	(990)	(1,885)	0	-	4	-	-	(393)		0		(4,532)	(177)	(15,560)
Net (loss) income	$(143,133)	1,814	685	330	871	678	(31)	4	1,115	938	741	1,767	1	0	1,120	(2,988)	(136,088)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Statement of Cash Flows under IFRS for the Year Ended December 31, 2012 :
Net (loss) income the year under IFRS	$(143,133)	7,464	2,622	1,320	2,756	678	(31)	0	1,115	938	1,134	1,767	1	0	5,652	(2,811)	(120,528)
Depreciation and amortization	560,461	0	0	0	0	0	0	0	14,500	792	0	811	0	0	0	1	576,565
Other adjustments to reconcile net income to cash provided by operating activities	91,679	0	0	0	0	0	0	0	0		0	0	0	0	0	(83,510)	8,169
Net change in working capital	263,451	(7,649)	(2,622)	(802)	(2,649)	(678)	31		(16,179)	(2,316)	(1,134)	(2,549)	(3)		(5,725)	87,032	308,208
Resources (used in) provided by Operating activities	772,458	(185)	0	518	107	0	(0)	0	(564)	(586)	0	29	(2)	0	(73)	712	772,414
Resources used in financing activities	(441,382)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(441,382)
Resources (used in) provided by investing activities	(581,036)	0	0	0	0	0	0	0	611	0	0	0	0	0	0	(671)	(581,096)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(249,960)	(185)	0	518	107	0	(0)	0	47	(586)	0	29	(2)	0	(73)	41	(250,064)
Beginning balances	392,688	267	293	122	197	124	0	0	54	2,765	0	29	11	0	71	(41)	396,580
Ending balances	$142,728	82	293	640	304	124	(0)	0	101	2,179	0	58	9	0	(2)	(0)	146,516

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Balance sheet as of December 31, 2011:
Cash and cash equivalents	$392,690	267	293	122	197	124	-	-	54	2,765	-	29	11	-	71	-43.00	396,580
Accounts receivable - net	1,375,525	472,119	34,589	15,141	21,956	7,432	110	-	4,829	7,005	5,021	9,106	-	50	836	-1,298,979	654,740
Inventory - net	8,895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,895
Prepaid expenses	19,352	4,162	-	8	67	-	-	-	-	15	-	-	-	-	-	1,505.00	25,109
Investment in subsidiaries	899,918	200	-	-	-	-	-	-	-	-	-	-	-	-	-	(900,118)	0
Telephone network system and Equipment net	3,871,779	-	-	-	-	-	-	-	48,950	5,884	20,985	8,709	-	-	-	-	3,956,307
Intangible assets - net	127,419	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	127,419
Guaranty deposits	6,648	-	407	-	-	-	-	-	635	19	-	-	-	-	-	-	7,709
Derivative financial instruments	81,641	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	81,641
Deferred taxes	-	16,753	747	70	135	-	-	-	-	-	-	-	-	-	194	-5,011.00	12,888
Other assets	239,649	-	-	181	1,236	-	-	-	3,799	(1)	-	-	-	-	-	-107,923	136,941
Total assets	$7,023,516	493,501	36,036	15,522	23,591	7,556	110	0	58,267	15,687	26,006	17,844	11	50	1,101	(2,310,569)	5,408,229

Total liabilities	$3,935,861	449,638	29,783	6,300	16,679	186	10	492	73,521	4,714	897	1,283	11	-	998	(1,409,967)	3,110,406
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	5,631,482	66	96	55	50	171,497	127	55	717,173	13,044	97,874	11,308	-	50	50	(1,011,445)	5,631,482
Accumulated deficit	(2,543,827)	43,797	6,157	9,167	6,862	(164,127)	(27)	(547)	(732,427)	(2,071)	(72,765)	5,253	-	-	53	110,843	(3,333,659)
Repurchase of shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total shareholders’ equity	3,087,655	43,863	6,253	9,222	6,912	7,370	100	(492)	(15,254)	10,973	25,109	16,561	0	50	103	(900,602)	2,297,823
Total liabilities and shareholders - equity	7,023,516	493,501	36,036	15,522	23,591	7,556	110	0	58,267	15,687	26,006	17,844	11	50	1,101	(2,310,569)	5,408,229

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Statements of Operations for the year ended December 31, 2011:
Revenues	$2,375,941	344,844	66,460	23,985	75,314	3	-	157	44,460	1,140	1,147	2,552	18	-	1,038	(561,118)	2,375,941
Operating cost and expenses	(2,399,483)	(334,627)	(63,821)	(23,315)	(73,097)	(14)	-	(157)	(23,124)	(1,087)	(10)	(827)	-3.00	-	(981)	554,200	(2,366,346)
Integral (cost) income of financing	(529,017)	6,181	992	807	968	567	-	-	(18,792)	686	-	2	(15)	-	(1)	-	(537,622)
Taxes	-	12,031	999	1,267	689	-	-	(9)	-	-	(84)	-	-	-	(3)	-	14,890
Net (loss) income	$(552,559)	28,429	4,630	2,744	3,874	556	-	(9)	2,544	739	1,053	1,727	0	-	53	(6,918)	(513,137)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom USA	Maxcom TV	Telereunión	Sierra USA	Telscape	SCG	Guarantor ATE	MAXCEL	SMSF	Elimination	Consolidated
Statement of Cash Flows under IFRS for the Year Ended December 31, 2012:
Net (loss) income the year under IFRS	$(552,559)	16,398	3,631	1,477	3,185	556	-	0	2,544	739	1,137	1,727	0	-	56	(6,918)	(528,027)
Depreciation and amortization	652,589								14,500	755		812				(1)	668,655
Other adjustments to reconcile net income to cash provided by operating activities	598,293															(200,608)	397,685
Net change in working capital	39,837	(17,031)	(3,432)	(24,121)	(72,736)	(552)		0	(1,927)	(1,501)	(1,137)	(2,553)		-50	(35)	298,941	213,703
Resources (used in) provided by Operating activities	738,160	(633)	199	#####	(69,551)	4	-	0	15,117	(7)	0	(14)	0	(50)	21	91,414	752,016
Resources used in financing activities	(298,738)	-	-	20,961	65,591				(15,342)		0	16	0	50	50	(85,830)	(313,242)
Resources (used in) provided by investing activities	(417,155)	-	-	1,675	3,643				48	(2)						(5,627)	(417,418)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	22,267	(633)	199	(8)	(317)	4	-	0	(177)	(9)	0	2	0	0	71	(43)	21,356
Beginning balances	370,423	900	94	130	514	120			231	2,774		27	11		-	0	375,224
Ending balances	$392,690	267	293	122	197	124	-	0	54	2,765	0	29	11	-	71	(43)	396,580

ITEM 19. EXHIBITS

1.1	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

2.1	Senior Note Indenture, dated December 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Técnicos Especializados en Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Maxcom USA, Inc. and Deutsche Bank Trust Company Americas, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.2	First Supplemental Indenture, dated September 5, 2007, among Maxcom, the guarantors a party thereto and Deutsche Bank Trust Company Americas, as trustee, filed as an exhibit to our registration statement on Form F-1/A (No. 333-145800), filed with the SEC on November 1, 2007, is incorporated herein by reference.

2.3 *	Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.

2.4	Form of Deposit Agreement among Maxcom, the Depositary named therein and all holders of American Depositary Shares issued thereunder, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.5	Form of Registration Rights Agreement by and among Maxcom, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holding I, LLC, BAS Capital Funding Corporation, BankAmerica Investment Corporation and the other stockholders party thereto, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.6	Third Amended and Restated Securityholders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.7	Third Supplemental Indenture dated as of December 31, 2008, among Telereunion, S.A. de C.V., Telescape, S.A. de C.V., Sierra US Communication, Inc. an each a direct or indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

2.8	Fourth Supplemental Indenture dated as of February 23, 2010, among Asesores Telcoop, S.A. de C.V. an indirect subsiciary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

3.1	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, as trustee, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on July 1, 2002, is incorporated herein by reference.

3.2	CPO Trust Agreement, dated October 17, 2007, among Maxcom Telecomunicaciones, S.A. de C.V., its shareholders and Nacional Financiera, S.N.C. (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

3.3	CPO Deed, dated October 17, 2007, among Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex and Comisíon Nacional Bancaria y de Valores (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

4.1	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.2	Interconnection Agreement for long-distance services, dated January 22, 1999, between Amaritel and Teléfonos de México (Telmex) valid for an initial period of two years between February 1, 1999 and January 1, 2001, and in effect thereafter in accordance with article 42 of the Mexican Telecommunications law, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.3	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.4	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., originally entered into on November 24, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.5	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V., as amended on December 21, 2000, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.6	Telecommunications Service Agreement, dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V. , filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.7	Telecommunications Service Agreement, dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., pursuant to which Bestel will provide long-distance and private call services to Maxcom, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.8	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.9	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.10	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.11	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.12	Concession for a public telecommunications network in telecommunications regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.13	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.14	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.15	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.16	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.17	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.18	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.19	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.20	Warrant Agreement, dated as of March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, as warrant agent, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.21	Dark Fiber Optic Purchase Agreement, dated as of August 13, 2002, between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.22	Transactional Lease Termination Agreement, dated as of May 20, 2003, among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.23	Capacity Sale Agreement, dated as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 24, 2004, is incorporated herein by reference.

4.24	Credit Agreement, dated April 28, 2004, by and among Banco Santander Mexicano, S.A., Institución de Banca Mútiple Grupo Financiero Santander Serfin, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.25	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.26	Amendment dated August 5, 2004 to Exhibit B of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999, between Maxcom and Telefonos de México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.27	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.28	Credit Agreement, dated October 25, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, Maxcom, as borrower and Maxcom SF, S.A. de C.V. as joint and several obligor, and amendment dated December 13, 2005, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.29	Credit Agreement, dated October 21, 2005, by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.30	Irrevocable Trust Agreement, dated November 21, 2005, by and among Maxcom, as settlor, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustees, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.31	Minutes of Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.32	Stock Purchase Agreement, dated November 22, 2005, by and among Maxcom and Maxcom SF, S.A. de C.V., as sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V., as buyers, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.33	Supply and Installation Agreement of Video Through DSL (IPTV) System dated December 15, 2006 by and among Maxcom Telecomunicaciones, S.A. de C.V., Alcatel Bell N.V. and Alcatel México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

4.34	The First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, among Maxcom Telecomunicaciones, S.A. de C.V. and Banco Nacional de México (English translation) , filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

4.35	Second Executive Stock Option Plan, dated July 17, 2006 (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

6.1 *	Computation of earnings per share.

7.1 *	Computation of ratio of earnings to fixed charges

8.1 *	Subsidiaries of the Registrant.

11.1	Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1 *	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2 *	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*   Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

Cofetel	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun, Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz(abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

IPTV	Internet Protocol Television is also called Internet Television or TV over IP and it refers to the transmission of television signals through the Internet using Internet Protocol.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in light wave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	Mega Bits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Ministry of Communications and Transportation.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Salvador Alvarez Valdes
Salvador Alvarez Valdes
Chief Financial Officer

DATE: May 15, 2013

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

