Form 20-F
period 2013-12-31
MAXCOM TELECOMMUNICATIONS INC
filed 2014-05-15
CIK 1113306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THESECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

Commission file number: 001-33750

Maxcom Telecomunicaciones, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Maxcom Telecommunications, Limited Liability Public Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Guillermo González Camarena No. 2000

Col. Santa Fe Centro Ciudad

Mexico, D.F., 01376

 (Address of principal executive offices)

Rodrigo Wright Castro

Investor Relations

Tel. + (52) 55 4770-1170

Fax. + (52) 55 5147-3820

rodrigo.wright@maxcom.com

Maxcom Telecomunicaciones, S.A.B. de C.V.

Avenida Guillermo González Camarena No. 2000

Col. Santa Fe Centro Ciudad

Mexico, D.F., 01376

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,086,369,624 shares of Series A common stock. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐ N/A ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

3

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars and references to “Ps.” and “pesos” are to Mexican pesos. Unless otherwise specified, our financial data for the years ended December 31, 2013 and 2012 is presented in thousands of nominal Mexican pesos. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Banco de México (Central Bank of Mexico) as its buying rate for pesos at December 31, 2013, which was Ps.13.08 per U.S.$1.00. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange. For more information on exchange rates, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

Beginning with the fiscal year starting January 1, 2012, Mexican issuers that disclose information through the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange, which we refer to as the BMV) are required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We refer in this document to “International Financial Reporting Standards as issued by the International Accounting Standards Board” as IFRS. In addition, these financial statements must be audited in accordance with the International Standards on Auditing, as required by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, which we refer to as the CNBV), and in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) for purposes of filings with the U.S. Securities and Exchange Commission, or SEC.

Our consolidated financial statements for the years ended December 31, 2013 and 2012 were prepared in accordance with IFRS. Our date of transition to IFRS was January 1, 2011, being those consolidated financial statements our first financial statements prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (IFRS 1) has been applied in preparing these financial statements. The selected financial information for 2011 differs from the information we previously published for 2011, because it is presented in accordance with IFRS for comparative purposes, as required by IFRS 1.

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

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Avenida Guillermo González Camarena No. 2000, Colonia Santa Fe Centro Ciudad, Mexico, D.F. 01376, attention: Investor Relations. Telephone requests may be directed to 011-52-55-4770-1170.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The selected financial data set forth below as of and for the years ended December 31, 2013, 2012 and 2011 have been derived from, and should be read in conjunction with, our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, which are included in Item 18 of this report. Our consolidated financial statements for the fiscal year ended December 31, 2013 were audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm. Our consolidated financial statements for the fiscal years ended December 31, 2012 and December 31, 2011 were audited by KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm.

	For the Year Ended December 31,
	2013(1)	2013	2012	2011
	(U.S.$)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)
Consolidated statement of comprehensive loss Data:
Revenue — net	191,563	2,504,968	2,201,252	2,375,941
Operating costs and expenses:
Network operating costs	87,419	1,143,139	812,086	770,257
Selling, general and administrative expenses	66,841	874,047	699,611	795,544
Depreciation and amortization	46,000	601,521	576,565	668,655
Impairment	44,221	578,257	—	—
Other expenses	25,085	328,018	171,279	123,761
Debt restructuring charges	16,214	212,017	5,899	8,129
Total operating costs and expenses	285,780	3,736,999	2,265,440	2,366,346
Operating loss	(94,217)	(1,232,031)	(64,188)	9,595
Interest expense	(16,391)	(214,337)	(339,835)	(319,203)
Amounts capitalized on qualifying assets	—	—	9,444	4,513
Interest income	1,403	18,340	5,779	2,748
Foreign currency (gain) loss	(3,561)	(46,570)	219,927	(320,854)
Gain on extinguishment of debt	19,005	248,515	—	—
Loss on valuation of derivative financial instruments (loss) gain	(714)	(9,341)	(49,500)	95,174
Gain on repurchase of senior notes	—	—	97,845	—
Net finance cost	(260)	(3,393)	(56,340)	(537,622)
Income tax expense	1,170	15,305	15,560	(14,890)
Comprehensive loss for the year	(95,647)	(1,250,729)	(136,088)	(513,137)

Loss and comprehensive loss per share:
Basic		(1.11)	(0.17)	(0.65)
Diluted		(1.11)	(0.17)	(0.63)

Weighted average basic shares		1,127,528	789,819	789,819
Weighted average diluted shares		1,127,528	799,013	812,882

	For the Year Ended December 31,
	2013(1)	2013	2012	2011
	(U.S.$)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)
Statement of financial position Data

Assets
Current assets:
Cash and cash equivalents	$149,405	$1,953,692	$146,516	$396,580
Derivative financial instruments	-	-	16,385	27,583
Accounts receivables— net	48,421	633,179	614,674	654,740
Value added tax recoverable	3,893	50,911	14,598	88,554
Other sundry debtors	9,106	119,077	107,845	46,236
Inventory	1,277	16,697	17,512	8,895
Prepaid expenses	566	7,395	16,047	25,109
Total current assets	212,668	2,780,951	933,577	1,247,697

Non-current assets:
Telecommunications network systems and equipment — net	216,906	2,836,371	3,854,575	3,916,656
Investment property — net	2,729	35,690	37,671	39,651
Intangible assets — net	6,431	84,098	136,326	127,419
Deferred income tax	673	8,794	9,793	12,888
Derivative financial instruments	-	-	15,756	54,058
Other assets	819	10,709	9,920	9,860
Total non-current assets	227,558	2,975,662	4,064,041	4,160,532

Total assets	$440,226	$5,756,613	$4,997,618	$5,408,229

Liabilities and Stockholders’ Equity
Current liabilities:
Current step-up senior notes and senior notes	$474	$6,200	$11,920	$-
Accounts payable	26,614	266,793	406,532	215,773
Current installments of obligations under finance leases	319	4,171	5,488	2,975
Current other accounts payable	6,211	81,222	39,062	34,073
Customer deposits	184	2,400	2,152	2,051
Other taxes payable	3.839	50,200	22,412	34,626
Current provisions	4,622	60,436	-	-
Total current liabilities	36,051	471,422	487,566	289,498

Non-current liabilities:
Non-current step-up senior notes and senior notes	145,998	1,909,139	2,282,774	2,744,287
Installments of obligations under finance leases	319	4,177	5,173	6,141
Non-current other accounts payable	2,832	37,034	23,246	39,650
Labor obligations upon retirement	335	4,378	4,198	2,485
Other non-current liabilities	11,399	149,054	25,532	28,345
Non-current provisions	1,236	16,164	3,801	-
Total non-current liabilities	162,119	2,119,946	2,344,725	2,820,908

Total liabilities	198,170	2,591,368	2,832,291	3,110,406

Stockholders’ equity:
Capital stock	537,501	7,028,634	4,814,428	4,814,428
Additional paid-in capital	3,061	40,033	3,592	817,054
Accumulated losses	(298,507)	(3,903,422)	(2,652,693)	(3,333,659)
Total stockholders’ equity	242,056	3,165,245	2,165,327	2,297,823

Total liabilities and stockholders’ equity	$440,226	$5,756,613	$4,997,618	$5,408,229

	For the Year Ended December 31,
	2013(1)	2013	2012	2011
	(U.S.$)	(Ps.)	(Ps.)	(Ps.)

	(in thousands)
Other Operational and Financial Data
Capital expenditures (2)	(29,559)	(386,524)	(583,390)	(419,630)
Resources arising from operating activities	12,952	169,368	772,414	752,016
Resources used in financing activities	154,443	2,019,568	(441,382)	(313,242)
Resources used in investing activities	(29,430)	(384,844)	(581,096)	(417,418)
Adjusted EBITDA(3)	37,302	487,782	689,555	810,140

(1)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps.13.0765 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on December 31, 2013. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)	Capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(3)	Adjusted EBITDA for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other income and expenses and (income) taxes expense. Adjusted EBITDA is a non-gaap measure and should not be considered as alternate measures of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with IFRS, or as indicators of operating performance or cash flows from operating activity as measures of liquidity. The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) under IFRS for each of the periods presented.

The Adjusted EBITDA is considered a useful measure of the business operating performance since it shows the income before depreciation and amortization, and it also provides a significant analysis of the commercial performance upon excluding specific items disclosed separately due to their nature or incidence.

	For the Year Ended December 31,
	2013	2012	2011
	(Ps.)	(Ps.)	(Ps.)

	(in thousands)
Adjusted EBITDA Reconciliation
Comprehensive loss for the year	(1,250,729)	(136,088)	(513,137)
Income tax expense (benefit)	15,305	15,560	(14,890)
Debt restructuring charges	212,017	5,899	8,129
Other expenses	328,018	171,279	123,761
Net finance cost	3,393	56,340	537,622
Depreciation and amortization	601,521	576,565	668,655
Impairment	578,257	—	—
Adjusted EBITDA	487,782	689,555	810,140

EXCHANGE RATES

The following table sets forth, for the periods indicated, the period-end, average, high and low buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The buying rate on May 13, 2014 was Ps.12.92 per U.S.$1.00.

	Buying Rate(1)
	Period End		Average(2)		High		Low

April 2014	Ps.	13.14	Ps.	13.08	Ps.	13.14	Ps.	12.96
March 2014		13.08		13.21		13.32		13.08
February 2014		13.30		13.29		13.39		13.19
January 2014		13.37		13.20		13.49		12.99
December 2013		13.08		13.00		13.24		12.86
November 2013		13.08		13.06		13.24		12.86
October 2013		12.89		13.02		13.27		12.77
2013		13.08		12.82		13.44		11.98
2012		13.01		13.17		14.39		12.63
2011		13.99		12.49		14.24		11.50
2010		12.36		12.64		13.18		12.16
2009		13.06		13.57		15.37		12.60

(1)	Source: Banco de México.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

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

We incurred losses of Ps.1,250.7 million (U.S.$95.6 million) for the year ended December 31, 2013 as compared to losses of Ps.136.1 million for the year ended December 31, 2012.

The losses for the year ended December 31, 2013 are mainly related to one time charges from the debt restructuring process, the impairment analysis and lower operating income primarily due to a decrease in our wholesale margin and public telephony business when compared to the year ended December 31, 2012.We expect to continue having negative impact from our wholesale margin and public telephony business.

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

We have historically experienced low and declining cash balances and increases in our trade accounts payable and other current liabilities, which may result in our not having sufficient cash to meet our debt service obligations and operating expenses.

We have had a history low cash balances that have been declining. In addition, our trade accounts payable and other current liabilities increased significantly during 2013, due in part to our need to rely on vendor financing in order to preserve cash for the interest payment that were made in connection with the emergence confirmation of our U.S. Chapter 11 bankruptcy proceeding in connection with our Senior Notes due 2014, which we refer to as Old Notes or Senior Notes.

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

The loss of our key personnel could harm our business, results of operations and financial condition.

Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, largely depends on the efforts and abilities of our executive officers. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure that we will be able to hire or retain necessary management personnel.

If we have to pay Telmex local interconnection fees, we may not be able to provide services at competitive rates.

Teléfonos de México, S.A.B de C.V. (which we refer to as Telmex), and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long−distance services. We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers. Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services. The interconnection rate is currently Ps.0.02015 per minute. If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.

Our results may be negatively impacted by high levels of churn or decreased revenues from existing customers resulting from efforts to limit churn rates.

We historically have experienced customer attrition, which we refer to as churn. Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non−payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 2.49%. Our churn rates for the year ended December 31, 2013 was 2.8%. An increase in customer churn could have a material adverse impact on our revenue growth and in our results of operations, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:

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

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services. Like other operators, we cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality. In prior years, we were working on installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, however, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. In 2013, our capital expenditures were limited primarily to maintaining our existing network. Due to our low cash balance, we may be unable to replace or upgrade our installed technologies in response to competitors’ actions to build up their networks. Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes. In particular, Axtel, S.A.B. de C.V. (“Axtel”) and “Total Play” (a company owned by Grupo Salinas and Grupo Televisa) have installed fiber optic networks that we believe may represent a significant competitive threat to our existing network. This may require us to devote significant capital to the development, procurement or implementation of new technologies and we currently do not have and in the future may not have the resources to implement such technologies.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. We do not perform credit checks on residential customers who have never had service with us, which accounts for approximately 67% of our residential customers. In the year ended December 31, 2013, we recorded provisions for doubtful accounts in the amount of Ps.157.3 million, including taxes. In 2012, we recorded provisions for doubtful accounts of Ps.81.4 million, including taxes, primarily due to customers’ delinquencies. As of December 31, 2013, our provision for doubtful accounts as a percentage of our net revenues was 6.3%. As of December 31, 2012, our provision for doubtful accounts as a percentage of net revenues was 3.7%.

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

Our inability to successfully monitor, maintain and upgrade our accounting, billing, customer service and management information systems as they become obsolete and as new technology becomes available could jeopardize our internal controls, increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.

Sophisticated information and processing systems are important to our existing operations, billing and accounting and future growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies. While we have already acquired a complete application solution from the market leader System Process Application (SAP) that will ensure our future growth and enable us to conduct our existing and future operations efficiently, the implementation of such a solution will take at least until 2015. Thus, we will still operate during 2014 on our existing systems whose utilization could lead to an increase of our churn rates, jeopardize our internal controls, inhibit our ability to attract new customers and result in decreased revenue and increased costs and accordingly could materially and adversely affect our business, financial condition and results of operations.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, have a material adverse effect on us.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. Our management identified a material weakness in our internal control over financial reporting with respect to certain aspects of our revenue and interconnection processes, specifically in the access controls to our systems, backup procedures and capacity systems and security policies and procedures, which could have a material adverse effect on us. This material weakness effects the ability of management to adequately rely on the auditing and billing reports, particularly related to revenues and interconnection fees.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, our management concluded that our internal control over financial reporting was not completely effective. We have implemented a remediation plan designed to address this material weakness based on the implementation of a rigorous access control procedures to our systems and security policies procedures. If our remedial measures are insufficient to address the material weakness or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements.

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

In 2012 we began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data are not easily comparable from period to period.

On January 1, 2012, we began preparing our financial statements in accordance with IFRS. Prior to the year ended December 31, 2011, we prepared our financial statements only in accordance with MFRS. Therefore, our financial data as of and for the years ended December 31, 2011 presented in prior year’s annual report on Form 20-F has been derived from our Annual Audited Financial Statements prepared in accordance with MFRS. Because IFRS differs in certain significant respects from MFRS, MFRS financial information presented in prior years is not directly comparable to our IFRS financial information in this annual report. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition in periods prior to 2012.

Risks Relating to the Mexican Telecommunications Industry

The recent Constitutional Bill Passed by the Mexican Federal Congress may have an adverse effect on our business, results of operations and financial Condition.

Effective June 12, 2013 the Mexican Congress enacted an amendment to the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aiming to strengthen competition and providing the telecommunications authorities, the new Federal Telecommunications Institute or IFT, with broader capacities to regulate the telecommunication and broadcasting industries.

The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations), raising the limit on foreign investment in the broadcasting industry to 49%.

Additionally, the enacted bill provides for the issuing of two new broadcasting licenses to be awarded by public auction.

“Must carry” and “must offer” obligations for television companies were also included in the new bill.

In March the new IFT issued rulings declaring America Movil and Grupo Televisa and certain of the subsidiaries of both companies as preponderant economic agents in the telecommunications and broadcasting industries, respectively and imposing both companies with specific asymmetrical regulations. It is still uncertain to determine the impact of such asymmetrical regulations in the telecommunications and broadcasting industries.

On March 24, 2014, the Mexican President submitted to the Mexican Congress a proposed telecommunications and broadcasting law that will implement the changes to the Mexican Constitution. This bill is under discussion in the Mexican Congress. It is still uncertain to determine the impact of such proposed bill to the telecommunications and broadcasting industries.

The telecommunications industry in Mexico is increasingly competitive, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share.

The Mexican telecommunications industry is increasingly competitive and rapidly changing. We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators. Telmex is the largest telecommunications service provider in Mexico with a market share of approximately 75% in telephone services and broadband internet access. In addition, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators. The emergence of satellite television in Mexico as one of the main competitors of cable television has adversely affected the demand for cable, especially since satellite television providers are not limited by network coverage. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business.

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

We also compete in the market for fixed-line services with other fixed-line service providers, primarily Telmex, Axtel and Alestra, S. de R.L. de C.V. (“Alestra”). In addition to direct competition, we also face competition from other providers of value-added services that offer VoIP and other Internet-based telephony. Our loss of a significant number of fixed-line customers would adversely affect our operating revenue and may adversely affect our results of operations.

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

The awarding of spectrum segments opened the market to new concessions and to new technologies, such as WiMax, that may compete with some of the services we provide. An auction for the 3400−3700 MHz spectrum segment was expected to take place during 2011, but it did not occur. If this auction takes place during 2014, we will explore whether to participate. In the event we fail to successfully bid for this spectrum, we may not be able to provide additional services to our customers that are dependent on these spectrums, which could have an adverse effect on our business prospects and results of operation.

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

Furthermore, all of our concessions have a specified duration of 10 to 30 years and are scheduled to expire between 2016 and 2028. Mexican law provides that concessions, except for the microwave transmission concessions which could be reauctioned, SCT recently granted the authorization for the concession titles modification, in order to ask for a renewal. Maxcom has made the rights payments and is awaiting for the modification terms.

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

For the 2011 Cofetel has issued a resolution regarding “Calling Party Pays” interconnection tariffs with the mobile carriers, and has determined the tariff at Ps.0.3912. It is probable that for the subsequent years until 2015, Mexican Federal Telecommunications Institute (known as IFT and formerly known as Cofetel) will issue, on a yearly basis, resolutions oriented to lowering the tariff set forth in 2011. If the IFT applies the same cost model used for the 2011 resolution, the most probable scenario would be a 10% further decrease in the interconnection tariff.

Foreign ownership competition may limit our ability to grow.

Restrictions imposed by the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera) and the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) in connection with foreign participation in the telecommunication sector were eliminated by a reform to the Mexican Constitution. These amendments could increase the competition in the sector and thus impairing our ability to gain market share and grow.

We operate in a highly regulated industry which is currently experiencing broad−based regulatory changes.

The operation of the telecommunications sector in Mexico, including ours, has been subject to laws and regulations administered by the SCT and the IFT.

In June 11, 2013, the Mexican Congress, enacted an amendment to the Mexican Constitution that allows further participation in the telecommunications industry by restricting monopolistic competitors and liberalizing the sector.

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

The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and IFT, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, and limit our ability to grow our operations, or otherwise adversely impact our business.

Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of the notes due 2020.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long−term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995. The peso appreciated relative to the U.S. dollar 0.1% in 2007, depreciated 24.6% in 2008, appreciated 3.5% in 2009, appreciated 5.4% in 2010, depreciated 13.2% in 2011, appreciated 7.0% in 2012 and depreciated 0.5% in 2013.

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

The peso−to−dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar−denominated obligations, including the notes due 2020. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

In recent years, Mexico has experienced higher levels of inflation relative to the United States, its main commercial partner. Mexico’s annual rate of inflation was 4.0% during 2013, 3.6% in 2012, 3.8% in 2011, 4.4% in 2010, 3.6% in 2009, 6.5% in 2008 and 3.8% in 2007. High inflation rates can adversely affect us as follows:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28−day Mexican government treasury securities averaged, 3.8% for the year ended December 31, 2013, 4.2% in 2012, 4.2% in 2011, 4.4% in 2010, 5.4% in 2009, 7.7% in 2008 and 7.2% in 2007. Although we do not currently have any peso−denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

We could be negatively affected by “by-pass” international traffic.

Pursuant to Mexican telecommunications regulations, international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government-authorized and alternative long-distance interconnection and termination rates through local service routes and/or Internet Protocol services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system. This practice is illegal under applicable law.

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

Our indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our Step-Up Senior Notes due 2020 and our ability to operate our business and implement our business plan.

We are highly leveraged. As of December 31, 2013 and 2012, we had total indebtedness in the amount of Ps.1,963.6 (U.S.$150.2 million) and Ps.2,305.4 million, respectively, which consists primarily, as of December 31, 2013 of U.S.$149.0 million aggregate principal of Step-Up Senior Notes due 2020. We will use approximately U.S.$11.2 million annually from our cash flows to service our Step-Up Senior Notes due 2020 (interest payments only). Despite our current level of indebtedness, we may be able to incur additional indebtedness. Although the terms of the indenture governing the Step-Up Senior Notes due 2020 restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications including with respect to our ability to incur additional senior indebtedness. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified. Specifically, our high level of indebtedness could have important consequences to our business, including consequences that could:

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

The indenture governing our Step-Up Senior Notes due 2020 contains restrictions on our ability to operate our business and to pursue our business strategies. Our failure to comply with these covenants could result in an acceleration of our indebtedness.

The indenture governing our Step-Up Senior Notes due 2020 contains covenants that may restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in certain transactions or business activities that may be important to our growth strategy, necessary to remain competitive or otherwise important to us. The indenture restricts, among others, our ability to:

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

(ii)	in transactions involving in excess of U.S.$2.5 million, a majority of the disinterested directors have determined that the transaction complies with (i); and

(iii)	in transactions involving in excess of U.S.$6.0 million, Maxcom shall deliver to the trustee a fairness opinion from an investment banking firm of national standing.

If we do not comply with these restrictions, we could be in default despite our ability to service our indebtedness. If there were an event of default under the indenture governing our Step-Up Senior Notes due 2020, holders of such senior notes could demand immediate payment of the aggregate principal amount and accrued interest on such senior notes outstanding which, as of December 31, 2013, was an amount equal to U.S.$175.7 million aggregate principal of Step-Up Senior Notes due 2020. This could lead to our inability to pay our obligations or to our bankruptcy or reorganization for the benefit of our creditors. Any additional financings we obtain in the future would most likely contain similar or more restrictive covenants.

The terms of the indenture governing our Step-Up Senior Notes due 2020 restrict us and our restricted subsidiaries from incurring additional indebtedness are subject to certain exceptions and qualifications, including exceptions allowing us to incur capital lease, financing and purchase money obligations not exceeding U.S.$15 million and additional indebtedness not exceeding U.S.$20 million. If we or our subsidiaries incur additional indebtedness to finance working capital, capital expenditures, investments or acquisitions or for other purposes, the risks related to our business associated with our high level of indebtedness could be intensified.

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

In the event that the outstanding holders of our Step-Up Senior Notes due 2020 are awarded a judgment from a Mexican court enforcing our U.S. dollar-denominated obligations under our Step-Up Senior Notes due 2020, we will have the right to discharge our obligations by paying to the outstanding holders of our senior notes in pesos at the exchange rate in effect on the date of payment of such judgment. The exchange rate is currently determined by the Central Bank of Mexico (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

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

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and our directors’ and officers’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws because Mexican courts may determine that the obligation for which enforcement is sought contravenes or goes beyond Mexican law (and public policy (órden público) there under).

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

Our principal offices are located at Avenida Guillermo González Camarena No. 2000, Colonia Santa Fe Centro Ciudad, Mexico, D.F. 01376 and our general phone number is (52) 55-5147-1111. Our website address, the contents of which are not part of, or incorporated into, this annual report, is www.Maxcom.com. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

On October 24, 2007, we completed a global initial public offering of 12,296,970 American Depositary Shares (ADSs) in the United States and 16,969,697 Ordinary Participation Certificates (Certificados de Participación Ordinaria “which we also refer to as CPOs” for its initials in Spanish) in Mexico. Approximately 16% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.

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

Recapitalization and Debt Restructuring

On December 4, 2012 Maxcom received an offer from Ventura Capital Privado, S.A. de C.V. (“Ventura”) to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom pursuant to a public tender to be conducted, upon authorization of the Mexican and U.S. corresponding governmental authorities. As part of such transaction, Ventura committed to subscribe a capital increase of at least U.S.$22 million dollars.

Ventura’s obligation to consummate the tender was subject to i) acquiring more than 50% of all shares outstanding on a fully diluted basis and ii) a successful completion of an offer to exchange Maxcom’s then current 11% Senior Notes Due 2014.

 On February 20, 2013 Maxcom commenced an offer to exchange all of its then outstanding 11% Senior Notes due 2014 for new Step-Up Senior Notes due 2020. On the same date, Ventura initiated an equity tender offer to acquire 100% of the issued and outstanding shares of Maxcom.

After several intents Maxcom advised that on April 24, 2013, that since the conditions for the consummation of the exchange offer were not satisfied or waived, such exchange offer was not consummated and consequently the equity tender offer launched by Ventura, which was conditioned upon the consummation of the exchange offer, was not consummated and thus, Maxcom would not be receiving the capital contribution offered by Ventura.

In light of this outcome, Maxcom considered all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

 On June 18, 2013 Maxcom announced its intention to use a 30-day grace period with respect with its scheduled interest payment of approximately U.S.$11 million on its 11% Senior Notes due 2014 to implement a comprehensive plan of recapitalization.

On July 3, 2013 Maxcom, Ventura, an ad hoc group of bondholders (the “Ad Hoc Group”) holding an aggregate amount of approximately U.S.$84 million of Maxcom’s Senior Notes due 2014, and certain of its current equity holders reached an agreement on the terms of a restructuring and support agreement, a recapitalization agreement, and agreements to tender. In connection with this comprehensive restructuring process, Maxcom entered into a recapitalization agreement with Ventura and certain related shareholders, pursuant to which the Ventura also agreed to make a capital contribution of at least U.S.$45 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom.

On July 23, 2013, the Company undertook a restructuring by commencing voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532, in the United States Bankruptcy Court for the District of Delaware to effect the restructuring as set forth in the plan of reorganization, including the issuance of new step-up senior notes by the Company.

On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s prepackaged Chapter 11 plan of reorganization (the “Plan”). The only class of creditors entitled to vote, the holders of the senior notes issued by the Company due 2014 (the “Old Notes”), voted in favor of the Plan and no party objected to confirmation of the Plan.

Pursuant to the terms of the Plan, all classes of creditors were unimpaired and their payments were not affected, except for the holders of Maxcom’s Old Notes, which received (1) the step-up senior notes due 2020 (which include the capitalized interest amount for unpaid interest accrued on the Old Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Old Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan.

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and an equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, Ventura investors became the major shareholder in the Company.

On October 2, 2013, Maxcom held a general ordinary shareholders’ meeting that approved among other things, a capital increase of approximately U.S.$119.7 million. The Ventura investors also paid this capital increase.

According to the terms of the Plan, on October 11, 2014, Maxcom issued new Step-Up Senior Notes due 2020 (the “Step-Up Senior Notes”) in an aggregate principal amount of U.S.$180,353,962, which reflects the amount of the Old Notes less the amount of Old Notes held in treasury by the Company plus the capitalized interest amount. The Step-Up Senior Notes bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; have a maturity date of June 15, 2020; are secured by the same collateral that secures the Old Notes; and (e) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C. The collateral comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on October 11, 2013 through a voluntary mortgage set up in order of priority and degree.

The Step-Up Senior Notes are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee, on October 11, 2013. The indenture governing our Step-Up Senior Notes contains certain covenants that among other things, limit the ability of the Company and subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of the Company’s subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates

Pursuant to the terms of the indenture governing Maxcom’s Step-Up Senior Notes, Maxcom used 50% of the capital contribution made by the Ventura investors to make an offer to repurchase Step-Up Senior Notes, but only to the extent such capital contribution that exceeded U.S.$5 million, at a price equal to 85% fo the principal amount of the notes, in cash. This tender offer was initiated on November 8, 2013 and consummated on December 12, 2013, accepting the purchase and payment of validly tendered Step-Up Senior Notes in an amount of U.S.$2,544,811.

During December 2013, a few of the Step-Up Senior Bond Holders exercised their equity purchase rights, thereby the company exchanged bonds worth $ 23.3 million pesos (equivalent to US$ 1.8 million) at carrying value, for 22,655,679 Series A common stock shares (see note 20).  The rest of the equity purchase rights held by the remaining Step-Up Senior Bond Holders were extinguished, as the right to convert them had expired in December 2013.  As a result of the above events, Maxcom derecognized the associated embedded derivative liability valued at its fair value of $33.4 million Pesos (equivalent to U.S.2.6 million). The shares issued were recognized as an increase of capital stock and additional paid-in-capital of $22.1 million pesos (equivalent to U.S.1.7 million dollars) and  $34.6 million Pesos  (equivalent to U.S.2.7 million), respectively.

In accordance with a report issued by The Bank Of New York, our depositary agent for the ADRs, as of March 31, 2014, there were 746,151 ADRs being traded in the New York Stock Exchange (which we refer to as the NYSE), under the symbol “MXT”. As of that date, there were approximately 1,018,798,858 CPOs being traded in the BMV.

B.	Business overview

Industry Overview

Mexico is the second largest country in Latin America in terms of population, with approximately 118 million people, a gross domestic product of US$1.2 billion and a gross domestic product per capita of over US$9,951 as of December 31, 2013, one of the highest GDPs per capita in Latin America.

The Mexican telecommunications market, the second largest in Latin America, is expected to generate approximately U.S.$30,186 million in revenues in 2013 and is forecast to grow at an compounded annual growth rate or CAGR of 3.3% over the next four years, to approximately U.S.$34,434 million in 2017, according to data from Pyramid. For 2013, income from fixed and mobile telecommunications services in Mexico will amount to over U.S.$26,990 million, with the expectation of continued growth in the mobile sector and in the local, data and internet segments of the fixed sector.

The fixed telecommunications sector, which includes basic telephone services such as local and long distance calls as well as data and internet services, is a very important part of the telecommunications industry in Mexico. For 2013, revenue from the fixed telecommunications sector is expected to be approximately U.S.$9,576 million, or approximately 32% of the total telecommunications market in Mexico.

According to information provided by Cofetel and by the National Institute of Statistics, Geography and Informatics of Mexico (Instituto Nacional de Estadistica Geografía e Informatica), Mexico has relatively low wire line penetration compared to other countries in Latin America. According to Pyramid, the level of penetration of narrow band access in Mexico is expected to be 18.9% for the year 2013 and to decrease slightly in 2014 to 18.5%. Broadband penetration is estimated to grow from 12.8% in 2013 to 16.6% in 2017, and total fixed penetration is expected to be 31.7% in 2013 and to grow to 34.0% by 2017. It is expected that the total number of broadband subscribers in Mexico will be approximately 14.9 million in 2013, and will grow to approximately 20.2 million subscribers by 2017, representing an estimated annual growth rate of 7.9% from 2013 to 2017.

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

Effective June 12, 2013 the Mexican Congress enacted an amendment to the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aiming to strengthen competition and providing the telecommunications authorities, the new Federal Telecommunications Institute or IFT, with broader capacities to regulate the telecommunication and broadcasting industries.

The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations), raising the limit on foreign investment in the broadcasting industry to 49%.

Additionally, the enacted bill provides for the issuing of two new broadcasting licenses to be awarded by public auction.

“Must carry” and “must offer” obligations for television companies were also included in the new bill.

In March the new IFT issued rulings declaring America Movil and Grupo Televisa and certain of the subsidiaries of both companies as preponderant economic agents in the telecommunications and broadcasting industries, respectively and imposing both companies with specific asymmetrical regulations. It is still uncertain to determine the impact of such asymmetrical regulations in the telecommunications and broadcasting industries.

On March 24, 2014, the Mexican President submitted to the Mexican Congress a proposed telecommunications and broadcasting law that will implement the changes to the Mexican Constitution. This bill is under discussion in the Mexican Congress. It is still uncertain to determine the impact of such proposed bill to the telecommunications and broadcasting industries.

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

Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionaire, subject to the approval of the SCT. Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call hold, call forwarding, three-way calling and caller identification, in specified regions of the country.

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

According to Pyramid, a well-known industry source, in 2013 mobile telephony penetration in Mexico reached 91% with 105.7 million mobile subscriptions. Despite the existence of five main players in the market, Telcel holds a dominant position with 69.5% of total mobile subscribers. In 2013, total mobile revenues grew 9.1%. The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 84.3% of the total mobile subscriber base at the third quarter of 2013 according to Cofetel. We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

Our Company

We are an integrated telecommunication services operator providing widespread voice and data services to residential and small- and medium-sized business customers in four metropolitan markets in Mexico and selected service in other markets. Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by the local telephone incumbent and other competing telecommunications providers. We provide, individually, and in bundles, a wide range of services including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony, Voice over Internet Protocol telephony and paid TV. We also offer mobile voice service through resale and capacity leasing agreements with third parties.

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure (modems, handsets and set-up boxes), which allows us to control the quality of the user experience and adapt our service offerings to meet market demand.

We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 330,941 as of December 31, 2013, representing a compound annual growth rate of14.9%.

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

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of a concentrated population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi and Tehuacan. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2013, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 28% in the city of Puebla, 28% in Mexico City, 23% in the city of Queretaro, 22% in the city of San Luis Potosi and 16% in the city of Tehuacan. Assuming that adequate capital is available to us, we believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.

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

As of December 31, 2013, our network encompasses 1,411 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high−quality copper loops capable of high speed data transmission. We have four state−of−the−art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softs witches, one Alcatel A5020 softs witch and the IMS platform located in Mexico City and one Nortel CSK2 located in Monterrey. We also operate a 170−kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services. We have a point−to−point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate. This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers. We also have a point−to−multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

For the year ended December 31, 2013, we invested Ps.386.5 million (U.S.$29.6 million) in capital expenditures, primarily for telephone network system and equipment.

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

History of High Penetration Rates.

Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets. Our network “cluster” build-outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster. As of December 31, 2013, in areas covered by our network where we own the last mile infrastructure, we have achieved landline penetration levels (measured by homes passed) of 24% in the city of Puebla, 25% in Mexico City, 17% in the city of Queretaro, 17% in the city of San Luis Potosi and 10% in the city of Tehuacan.

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

We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers. As a result, we have been able to reduce our churn rate from 2.6% as of December 31, 2008 to 2.5% as of December 31, 2013. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Factors Affecting Our Results of Operation––Customer attrition (churn).”

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

Business Strategy

Our growth strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services.

We intend to continue to focus on residential customers and small−, medium− and large−sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth. We believe there is unmet demand for wireline, telephony, broadband, Internet and paid television services, especially among the lower and middle−low income socioeconomic classes. According to “Asociacion Mexicana de Agencias de Investigacion–AMAI” the lower and middle−low income socioeconomic classes represented approximately 61% of Mexico’s households in 2010.

According to Pyramid Research our penetration rate was 1.6% in telephony, 0.6% in pay television and 1.0% in Internet access in 2013 in Mexico.

Seize Wireline Opportunity Created by Highly Priced Wireless Offering.

Mobile wireless penetration in Mexico is approximately 91.0%, nearly triple the penetration rate of wireline telephony, according to the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”). Based on average call duration of five minutes, current per−minute pricing of prepaid wireless services used by 84.3% of Mexican mobile users according to Cofetel is over ten times that of wireline. While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per−minute price of wireless services combined with the socio−demographic characteristics of Mexico, including an average of 3.9 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices. We intend to capitalize on this trend by continuing to offer high quality and integrated fixed−line services at competitive prices.

 Expand Tailor-made Solutions to Business Customers.

We also focus on small− and medium−sized business customers which contributed to approximately 52%of Mexican GDP and employed approximately 72% of the total employees in the country in 2013. This group increasingly requires reliable integrated voice, data and managed services which we can provide with tailor−made solutions to meet their specific needs.

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

Enhance Residential Penetration Rates and Average Revenue per User through Bundling.

We launched Mexico’s first multichannel IPTV service over our own network in Puebla. Our service uses broadband internet access with ADSL technology to provide digital television allowing our customers to select from over 135 video channels of content with instantaneous channel changes, interactive programming guide, video on demand content and digital video recording (“DVR”) option for premium customers.

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

For the residential market we have the following products:

•	LineaMax Residencial. This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	Larga Distancia Max. This product provides domestic and international long-distance services to our local telephony customers who require long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephony service.

•	CentralMax. This service provides customers in residential developments with all of the functions of a private branch exchange using centrex technology (central functionality for simulating a private branch exchange), without having to acquire and maintain equipment. It also allows customers to communicate with the common areas of the development with four-digit internal calling. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.
•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

•	Internet Max. This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps. We provide this service to customers, regardless of whether they have a telephone line with us.

•	SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128Kbps, 256Kbps, 512Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines.

•	AsistelMax. This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	Pay TV services. This service provides digital television content to our residential customers over our copper network using IP including value added features such as video on demand, DVR and interactive programming guide.

•	MaxcomCel: This is our residential mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	STB Off-Net: This is our IPTV service which provides a mix of 54 live TV channels and subscription video on demand services.

•	Yuzu: This service provides live TV and video on demand service provided over the Internet, accessible at any time and compatible with different connectivity devices such as smart phones, tablets and personal computers, among others.

For the commercial market, our product portfolio includes:

•	LineaMax Comercial. This service is identical to LineaMax Residencial, except that it also includes multiline hunting.

•	CentralMax. This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing private branch exchange. This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•	TroncalMax Analogica. This service provides business customers with connectivity to their analog private branch exchange or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	TroncalSip. This service provides SIP trunks (Session IP) for business customers that need highly reliable access to and from the public telephone network through their existing IP private branch exchange. This service can be delivered through our Internet Dedicated Access or a third party provider.

•	Hosted Contact Center. This service provides virtual agents infrastructure through our outsourcing model to deliver software licenses and Troncal Sip sessions to customers that needs extra call agents. This services is oriented to call center that needs virtual infrastructure with no investment and gives them flexibility and scalability to grow their campaigns on demand.

•	Hosted Private Branch Exchange. This service provides our business customers with all of the functions of an IP private branch exchange using VoIP technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of CentralMax as well as other IP enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•	I-line. This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection. We market this service to customers who make and receive a significant volume of international and domestic long-distance calls. This service includes additional voice features such as call hold, caller identification and voice mail.

•	MaxcomCel: This is our business mobile communication service, which is provided through a cellular network. This postpaid service is only available for our existing customers.

•	1-800 Numbers. This service is available to our customers interested in receiving toll-free calls, domestic and international, into their call centers or businesses.

•	SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128Kbps, 256Kbpsand 512Kbps, 1Mbps, 2Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines. An ADSL provides a secure, dedicated link to the Internet or a company’s internal data network.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital private lines. This service provides highly reliable dedicated circuits between two or more physical locations.

•	E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. We supply all of the software and hardware equipment as an integrated solution for our customers.

•	SOSMax. This service provides preventive and corrective maintenance to our customers’ IT equipment.

•	Managed Servers. It provides Dedicated Servers according to customers’ needs. The service provides configurations in different versions of Windows, Linux and Solaris operating systems. The service features redundant power: generators, UPS, PDU, fire detection and extinction, temperature and humidity control systems, physical and logical security monitoring, interconnections to Internet backbone and technical support 24x7.

•	Managed Backup. Backup and Restore services provide safe data storage in heterogeneous environments, adapting to the increasing demand of customer information. The platform for data backup and recovery is provided through a dedicated high speed fibre channel network (SAN), in a centralized manner.

•	Managed Storage. This service provides on-demand data storage capacity. Our Storage solutions provide either NAS (Network Attached Storage) or SAN (Storage Area Network) with high availability, performance, compatibility and scalability for mission critical customer applications

•	Managed Tape Storage. Managed Tape Storage services allow our customers to store large volumes of information, offering the necessary space and security for their backup in order to have it always available and easy to recover when required. Tapes are either stored in an off-site location or kept inside the Data Center or sent to our customer’s sites.

•	Business Continuity Center. This service provides workstation positions inside the data center's premises, providing telephony, PC, printers and internet access, all available to be used by our customers in case of contingencies at their operating offices.

•	Co-location Services. Managed Colocation Services provide all the services of basic infrastructure necessary to operate IT, communications and security equipment or any other device in a high-availability data center. The service features redundant power: generators, UPS, PDU, fire detection and extinction, temperature and humidity control systems, physical and logical security monitoring, optional interconnections to Internet backbone and technical support 24x7.

•	Managed Firewall. This service provides control of the perimeter customers’ network access through either a physical or virtual device that it integrates Firewall and VPN functionality.

•	Virtual Servers. This service enable our clients count with Virtual Server resources using predefined templates, for the execution of their applications in a highly available environment. The service includes the licensing of operating systems.

•	Backup Online. This service provides remote backup for laptops, desktops or servers via a software agent and an internet access. Backups are performed with robust infrastructure in our high availability datacenter.

•	Lync. Offers optimized communications through instant messaging and collaboration tools. It includes VoIP software, Web, audio and video conference, and instant messaging for companies without the need to invest in costly IT infrastructure or network updates.

•	Sharepoint. The services offer: creation of Intranet Portals, Administration of files, and documents, Collaboration, Social networks, Extranets, Web sites, Searches on the Intranet, Business Intelligence (reports), Integration of processes, Automation of workflows.

•	Bulk Short Message Service (SMS). This service is a web-based service for bulk-messaging to mobile phones via short message service (“SMS”), allowing our customers to upload and distribute mass SMS marketing messages for texting to mobile users.

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

Revenue Composition

Our management uses information such as revenue by division to evaluate performance, make general operating decisions and allocate resources. The following table sets forth our revenues for the periods indicated below. No interdivision revenues are applicable for the periods presented herein.

	Year Ended December 31
Segments*	2013		2012		2011
	(In millions)
Residential	Ps.	968.1	Ps.	1,003.5	Ps.	994.7
Business		643.6		632.0		607.0
Public Telephony		146.2		174.9		232.8
Wholesale		729.2		374.1		526.9
Other Revenue		17.9		16.7		14.6
Total Revenues	Ps.	2,505.0	Ps.	2,201.2	Ps.	2,375.9

*	The above segments are comprised of homogeneous customers.

The distribution by geographical location of revenue for the years ended December 31, 2013 and 2012 is as follows:

40

2013
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,134.2	Ps.	669.6	Ps.	16.7	Ps.	1,820.5
Long Distance		448.8		137.8		31.5		618.1
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		2.5		2.7		—		5.2
Capacity Leasing		61.0		—		—		61.0
Total Revenues	Ps.	1,646.7	Ps.	810.1	Ps.	48.1	Ps.	2,505.0

2012
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,084.4	Ps.	616.2	Ps.	10.0	Ps.	1,710.6
Long Distance		201.5		186.8		46.4		434.8
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		12.9		2.0		—		14.9
Capacity Leasing		40.8		—		—		40.8
Total Revenues	Ps.	1,339.8	Ps.	805.0	Ps.	56.4	Ps.	2,201.2

2011
Services	Metropolitan Area		Central South		North		Total
	(In millions)
Local	Ps.	1,278.1	Ps.	651.9	Ps.	34.6	Ps.	1,964.5
Long Distance		208.4		139.0		24.1		371.5
Rent of dedicated links		0.2		—		—		0.2
Sale of equipment to customers		2.5		1.6		—		4.0
Capacity Leasing		35.7		—		—		35.7
Total Revenues	Ps.	1,524.8	Ps.	792.4	Ps.	58.7	Ps.	2,375.9

Our Markets

Concession Areas

A majority of our operations take place in five markets in Mexico; Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan. We offer our full range of products and services in each of these five areas. In addition, our concessions allow us to charge a different rate for our services in different cities, giving us an advantage over our competitors.

Mexico City

We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 21.3 million people. Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 50.7 telephone lines per 100 inhabitants as of December 31, 2013, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2013, we had 119,490 residential lines in service in Mexico City, representing 4% of all residential lines in service in the city according to our internal data, compared to136,062 residential lines in service as of December 31, 2012.

Puebla

We also commenced commercial operations in the city of Puebla in May 1999. Puebla is the fourth largest city in Mexico, with a population of approximately 2.4 million people. In the city of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 22% of all residential lines in service in the city of Puebla as of December 31, 2013 according to our internal data. As of December 31, 2013, we had 58,446 residential lines in service, compared to 67,046 residential lines in service as of December 31, 2012.

Queretaro

We commenced commercial operations in the city of Queretaro in November 2002. The city of Queretaro has a population of approximately 1.1 million people. As of December 31, 2013, we had 12,982 residential lines in service, representing 10% of all residential lines in service in the city of Queretaro compared to 14,431 residential lines in service as of December 31, 2012, according to our internal data.

San Luis Potosi

We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadrupleplay” strategy. The city of San Luis Potosi has a population of approximately 1.1 million people. As of December 31, 2013 we had 17,436 residential lines in service, representing 18% of all residential lines in service in the city of San Luis Potosi, compared to 18,791 residential lines in service as of December 31, 2012 according to our internal data.

Tehuacan

We commenced commercial operations in the city of Tehuacan in February 2008 with a “triple-play” strategy. The city of Tehuacan has a population of approximately 288 thousand people. As of December 31, 2013we had 5,535 residential lines in service, representing 15% of all residential lines in service to the city of Tehuacan, compared to 7,057 lines in service as of December 31, 2012 according to our internal data.

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

Network Backbone

We own and operate 5,915 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities that have access to this network include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wave lengths, each with 2.5 and 10 Gbps capacity. We have installed three dense wavelength division multiplexing systems to date.

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 282,750 trunks. Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential and commercial markets. Our Alcatel-Lucent IMS platform has one class 4 tandem softswitch with an actual capacity of 3 GW 7510, with a total of 12 STM1 each one, providing the interconnection to the PSTN with full redundancy. This switch also provides the connection to the commercial market through SIP Protocol using carrier class SBC on high Availability configuration The Alcatel 5060 provide class 5 to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City softswitch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

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

We also have two next generation softswitches (one Alcatel-Lucent A5020and one Nortel CS2K) which provide VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market. Our platform is fully IP integrated with additional services including class 5 services like voice mail, call hold and IP centrex features such as hunting group, call transfer and 3-way conference call. Our VoIP services includes Session Initiation Protocol Trunking or SIP trunking to offer IP connectivity to IP private branch exchange into the commercial market. The A5020 Softswitch has a capacity to manage 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network using SS7 signaling.

We count with an IMS platform for the core (Alcatel-Lucent softwsitch Plexus) and is formed with a Softswitch A5060 to provide the class 5 features with a total of, The softswitch Plexus provide VoIP, Session Initiation Protocol Trunking or SIP trunking services for strategic commercial clients, it also provides the SS7 interconnection with the PSTN and the other switches with 2268 ETSI CC S7 E1s or ISDN distributed in 3 7510 Gateways, and 16 STM1 distributed en 3 M8K gateways from Audio codes provider. The A5060 Softswitch has a capacity to manage 22,000 VoIP simultaneous calls and is interconnected to the public switched telecommunications network through the Alcatel-lucent IMS plexus.

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

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco. We have acquired EMC’c Vmax storage solution to replace our previous Hitachi solution. VMax architecture offers a highly virtualized solution with solid state disks and the highest availability rate in the market. We will finish our migration by the end of the first quarter in order to support storage actual and future growth requirements for all operational support systems.

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

We use Settler by Intec Company to manage reconciliation, settlement and revenue assurance of call records and inter carrier compensation with all of the carriers with which we have interconnection agreements. We use Siebel Customer Relationship Management by Oracle for our customer relationship management and for our contact center areas, including call center, post-sales and collections. Siebel concentrates all historical information of customers, including contacts, products, service requests, invoicing, payments, balance due, commitments, credit limit and network status.

While our existing systems installed platform have the necessary characteristics to conduct our actual operations efficiently, we have acquired a complete application solution for Telecom Companies from the market leader System Process Application (SAP) that will ensure our future growth and enable our company to conduct our existing and future operations even more efficiently. However, the implementation of such a solution will take at least one year. Thus, we will still operate this year on our existing systems whose utilization might lead to an increase of our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs and accordingly could materially and adversely affect our business, financial condition and results of operations.

Strategic Alliances

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

Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites. We had 705 sales representatives as of December 31, 2013, compared to 720 sales representatives as of December 31, 2012.

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

Customer Care Center (“CAC”).We have 14 CACs. Each one of these CACs consists of an average of 4 customer care executives and 2 cashiers. They are located as follows: four walk-in centers in Mexico City, five in the city of Puebla, one in the city of Tehuacan, two in the city of Queretaro and two in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services.

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

Corporate Customer Care group, we have a specialized group of customer service executives whose mission is to maintain high satisfaction levels in selected corporate customers. The group consists of 14 persons in Mexico City and 1 person in Puebla.

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

Credit, Billing and Collection

The Credit Area is centralized in the city of Mexico and we have a small review group in the city of Puebla.

This area is responsible for the analysis of commercial and residential customers. For all Commercial Customers, the Credit Bureau consulted and depending on the result of the verification of credit, financial statements may be requested in order to analyze whether a security deposit, payment, third-party guarantees or standby letter of credit required. If customers have a bad credit history, we require two months deposit, which is calculated based on the estimated average billing.

For Call Centers and other high volume customers use, they may require larger deposits or prepaid monthly or weekly and also keep monitoring the activity calls.

The sales process for residential customers is divided into two: a) Sales in homes where Maxcom has never sold any services. (Fast Track Process) b) Sales in homes where Maxcom has sold services. (Normal Process).

In the case of the Fast Track Process, the Credit area does not intervene and therefore no credit study or consultation is made to the Credit Bureau. (These sales account for approximately 52 % of all Residential Customers).

In the case of Normal Process, here the Credit area if involved in these cases if a credit study is performed, however, only queries are performed Bureau Credit sales are made in those homes that have a worse payment behavior based on the information that has Maxcom. (These sales represent approximately 15% of all Residential Customers).

We invoice customers monthly on a staggered basis, we have four commercial billing cycles and four billing cycles in the case of residential customers. We process and print our bills within seven days after closing of each cycle. Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle). We have implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.

For Commercial and Residential Customers with one or more lines, if you do not pay your bill on time, the fourth day of delinquency service is completely restricted, cannot receive calls or make calls, cannot use the Internet and cannot watching the television. They can only receive calls from the collection area of Maxcom. After 30 days delinquent, collection visits are scheduled. If payment is not received after 90 days delinquent account is disconnected and proceed to assign the portfolio to collection agencies.

For commercial and residential customers with more than 6 lines , the same procedure as described above is used, except that a personalized approach where it comes to negotiating the payment terms before imposing any restriction, suspension or disconnection of service is used.

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

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 75% of the telephone service and broadband internet access in Mexico according to the 22 million subscribers published in their financial results as of December 31, 2013. Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations.

Other Competitors

We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The more significant of these competitors are Axtel, Alestra, Mega Cable, S.A. de C.V. (“Megacable”) and Marcatel. Axtel is a fixed wireless company that was founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 128 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

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

Dish started operations at the end of 2008, attempting to serve lower income consumers where TV offerings were very limited at the moment. Their strategy was based on price and a selected content offering (this content did not include Televisa in its beginning). At the end of the first quarter of 2009, Dish was already offering services in several cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosi, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched. As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”. As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering. YOO is currently offered in a number of cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc. Finally, Sky an incumbent DTH pay TV company launched their own new service with a low price strategy to compete in this same segment with Dish and the other Cable TV companies. This new brand called “VETV” has a limited channel offering that includes Televisa content as a differentiator against Dish.

At the end of 2010, new products aimed at small- and medium-sized enterprises appeared on the market and heavy users of data services, such as Iusacell company that offer up to 150 MB and Axtel which offers up to 200 MB of navigation. It is possible to provide telecommunications services through fiber optics in areas of high and medium added value, where it is common to find offices or even corporate, the products are referred “Axtel Xtremo” and “Iusacell Enlace”. A new competitor appears on the market during 2010, a company owned by Grupo Salinas under the brand of "Total Play”, their services are geared to the residential market and the main advantage is their high speed browsing due to the optical fiber last mile.

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

Employees

As of December 31, 2013, we had 2,052 employees, a 1.6% increase compared to 2,018 employees as of December 31, 2012. As of December 31, 1,292 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonia, Comunicaciones, Cibernetica, Productos Electricos, Electronicos, Similares y Conexos de la Republica Mexicana). This agreement is renegotiated every year with respect to salaries and every two years with respect to benefits. The current agreement expires on April 1, 2014. We have not experienced any strikes or work stoppages and we believe we have a good relationship with our employees and the union representing them.

We also had 705 sales representatives as of December 31, 2013, compared to 720 sales representatives as of December 31, 2012.

Facilities

As of December 31, 2013, our network encompasses 1,411 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high−quality copper loops capable of high speed data transmission. We have four state−of−the−art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel CSK2 located in Monterrey, and one IMS Platform located in Mexico City. We also operate a 170−kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services. We have a point−to−point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate. This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers. We also have a point−to−multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

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

We have a branch office in Queretaro that is leased for a 15−year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2012, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3−year term that expires on July 31, 2015. On August 1, 2012 we renewed the leased space to an additional 10,753 square feet on a 3−year lease expiring July 31, 2015, to add an on−site vault to our warehouse. On April 1, 2013 we leased a 7,190 square feet office for a 5−year term, and on March 31, 2018 we leased a 16,900 square feet warehouse on a 5−year term in San Luis Potosi term that expires on March 31, 2018. In addition, we lease approximately 250 other sites that are used as walk−in centers, hosts or single−site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan Additionally, we own twenty four portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

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

Telcel interconnection Agreement.

On September 3, 2013, Maxcom executed with Radiomovil Dipsa, S.A. de C.V. (Telcel), an amendment agreement to the existing interconnection agreements.

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

On March 24, 2014, the Mexican President submitted to the Mexican Congress a proposed telecommunications and broadcasting law that will implement the changes to the Mexican Constitution and will supersed the Mexican Federal Telecommunications Law. This bill is under discussion in the Mexican Congress. It is still uncertain to determine the impact of such proposed bill to the telecommunications and broadcasting industries.

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

Effective June 12, 2013, Mexican Congress issued a constitutional amendment arising the new telecom authority, the Instituto Federal de Telecomunicaciones (“IFT”).

The new IFT has the authority to grant all concessions and permits, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for violations of provisions contained in the concession titles.

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

Concessions and Permits

The new IFT grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide. In accordance with the amendments to the Mexican Constitution it is expected that the telecommunication concessions will cover all telecommunication services.

To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the IFT. Pursuant to the Mexican Federal Telecommunications Law, concessions for public telephony networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telephony networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has filed an extension request in a timely manner prior to the expiration of the concession.

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

In addition to concessions, the IFT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Mexican Federal Telecommunications Law, a company needs to notify IFT of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by IFT.

Ownership Restrictions

Under the amendments to the Mexican Constitution that were enacted on June 12, 2013, the restrictions on foreign ownership in the telecommunication industry, including satellite sector, were eliminated.

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

The IFT may revoke a concession for violations in any of the circumstances referred to in the first four events described above. Under the last four events described above, the IFT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession. No indemnification may be claimed or paid in the event of revocation.

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

Rates for Telecommunications Services

Under the Mexican Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with IFT prior to becoming effective.

In addition, IFT is authorized to impose specific rate, quality and service requirements on those companies determined by the CFC to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Mexican Federal Telecommunications Law also prohibits telecommunications providers from cross subsidizing among their services and requires that they keep separate accounting for each of their services.

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

Local Telephony

We obtained our regional wireline local telephony concession in December 1996. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an additional 30-year period provided we have complied with all of its terms and have received the IFT approval for the extension.

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

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with IFT a notification of any rate change prior to it becoming effective.

The concession requires us to comply with service quality specifications and to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico. Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession. However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions. The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006. Moreover, it sets forth a geographic expansion commitment up to 2014. We should be able to comply with the capacity installation and geographic expansion commitment discussed above, as well as other requirements, in order for the concession to remain in effect. As of December 31, 2013 we had not been notified by the IFT of any default of any of our obligations under our concessions.

Long-distance

We obtained our nationwide long-distance concession in December 1996, concurrently with our local telephony concession. Our nationwide long-distance concession has a term of 30 years and may be renewable for up to an additional 30-year period, provided that we comply with all of its terms and receive IFT approval for the extension.

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

The concession does not impose any limitations on our ability to set rates other than the requirement that we file with IFT a notification of any rate change prior to it becoming effective. The concession requires us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long-distance service in the same locations and at the same time in geographic areas where we provide local telephony services. As described above, in December 2004, both our local and long-distance concessions were amended and we are in compliance with the obligations of our amended concessions.

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

The U.S. Federal Communications Commission (FCC) has granted Maxcom U.S.A., Inc. and Sierra USA Communications, Inc. a license under section 214 of the Communication Act of 1934 (which we refer to and are known as “214 license”), to provide international telecommunications services between the United States and international points, mainly Mexico.

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

These concessions, which were issued in June 1998, have a term of 20 years. Cofetel could re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. Despite this possibility, IFT recently authorized the concession title amendment in order to ask for a renewal. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective. The concessions require us to provide available capacity to the general public. We are currently in compliance with all the material terms of the concessions.

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

Mobile Network Operation

On January 17, 2007, former Cofetel granted us authorization to provide MVNO services based on our 1996 concession. This authorization enables us to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico. As a result of this authorization, we were the first telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.

The terms of both the cable TV and radio and MVNO authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose any additional obligations, including minimum coverage or investment commitments, upon us.

Pre-Paid Mobile Lines

Although we have not provided pre-paid mobile services in the past, we are currently evaluating a project to launch our pre-paid mobile service during 2014.

Material Ongoing Obligations Relating to Our Concessions

Each concession title sets forth the ongoing obligations that we must meet on a monthly, quarterly or annual basis.

Our principal ongoing obligations include the following:

•	File information related to each concessionaire’s shareholders on the first quarter of every year;

•	Prepare a monthly report on any failures and interruptions of the services;

•	Prepare quarterly quality of services reports which shall be filed before the SCT if required;

•	Prepare commercial practices guidelines which shall be available for review by any third party;

•	Prepare an emergency response plan which shall be filed before the SCT during the following six months after the relevant concession granting date;

•	Notify the IFT of any relevant event that could affect the provision of the services or the performance of the network;

•	Register its service fees with IFT each time they are modified;

•	File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•	Prepare a quarterly report on the status of the expansion and coverage of the network;

•	Make available the internal statistics on traffic, routing and performance of the network;

•	Grant a surety bond in favor of the Federal Government (SCT) to guarantee its obligations under the concession;

•	File with the IFT within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•	File with the IFT the form of agreement to be entered with the concessionaire’s subscribers.

Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by IFT. In certain cases, failure to comply with these obligations may result in revocation of the relevant concession.

Interconnection

Local Interconnection

Our interconnection agreement incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance. Our interconnection agreement with Telmex provides for an allowed percentage of imbalanced traffic of 5%, subtracting from such calculation traffic from Internet Service Providers, call centers, long duration calls, trunking operations and customers who have had contracts for less than 180 days. Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, then no interconnection fee amounts are payable by the net carrier of interconnection services. If the imbalance exceeds 5% in any given month, the “bill and keep” feature will not apply for that month. As of December 31, 2013, the interconnection rate is Ps.0.03951 per minute.

If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. IFT has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers out of our total customers.

Mobile Interconnection

We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefonica Moviles, Nextel and Iusacell. The agreements provide for cellular phone usage, text messaging and data usage. The total fees paid under this agreement as of December 31, 2013 were Ps.248.1 million.

Long-distance Interconnection

Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers.

As a result, we granted long-distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from former Cofetel of the obligation to offer such option to our customers. For more information about this waiver, see “—Our Concessions—Long-distance.”

We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis. In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network.

Local Exchange Interconnection Tariffs

In 2008, Local Exchange Carriers (“LEC’s”) (comprising Alestra, Avantel/Axtel, MCM Comunicaciones, S.A. de C.V. and Bestphone, S.A. de C.V.) filed different interconnection rates disputes against Telmex before Cofetel.

In 2009, we and Telmex executed different amendments to our interconnection agreements, establishing that if we do not reach an agreement regarding the interconnection rates, both parties would submit request to Cofetel for a resolution.

In 2011, Cofetel issued several resolutions regarding the disputes between Telmex and the LEC’s, reducing the interconnection rates, and established the following rates per minute:

•	Interconnection (origin and termination): Ps.0.03951
•	Long Distance transport (resell): Ps.0.04530
•	Local Transit: Ps.0.01904

We are still waiting for IFT’s resolution regarding the interconnection rates with Telmex for the years 2012 and 2013. There were no specific rates asked from the other LEC’s. On March 28th, 2014, IFT issued a resolution regarding interconnection rates between Telmex and other LEC’s for the year 2014, exclusively. This resolution was based on a prior resolution issued by IFT, determining Telmex as a preponderant economic agent on telecoms market. These interconnection tariffs are only applicable between Telmex and other LEC’s on certain local and long distance calls, depending on the route.

On April 12, 2011, former Cofetel published guidelines for developing cost models to be used to settle disputes regarding interconnection rates between public telecommunication networks providers in the Federal Official Gazette.

In February 2012, the Mexican Supreme Court of Justice resolved that the SCT does not have the authority to review the interconnection rates established by former Cofetel and ratified that former Cofetel (today IFT) is the authority that should solved the interconnection tariffs disputes.

“By−pass” international traffic

Pursuant to Mexican telecommunication regulations, international long−distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by−pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government−authorized and alternative long−distance interconnection and termination rates through local service routes and/or IP services, an increasing portion of the long−distance market between Mexico and the United States is served by entities that circumvent or “by−pass” the international long−distance interconnection system. This practice is illegal under applicable law.

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

IFT Approvals

The terms of most public telecommunications network concessions, including ours, require IFT approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock,” for more information, see “—Ownership Restrictions.” IFT approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession. The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the IFT. See “— Antitrust Approvals.”

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

C.	Organizational structure

The following table set forth our subsidiaries as of December 31, 2013:

Name of the subsidiary	Jurisdiction of organization or incorporation	Percentage Ownership(1)
Maxcom Servicios Administrativos, S.A. de C.V.(2)	Mexico	99.9
Corporativo en Telecomunicaciones, S.A. de C.V. (2)	Mexico	99.9
Maxcom SF, S.A. de C.V.	Mexico	99.9
Maxcom TV, S.A. de C.V. (3)	Mexico	99.9
TECBTC, Estrategias de Promocion, S.A. de C.V.(2)(5)	Mexico	99.9
Outsourcing Operadora de Personal, S.A. de C.V. (2)(5)	Mexico	99.9
Asesores Telcoop, S.A. de C.V.(2)(5)	Mexico	99.9
Telereunión, S.A. de C.V.	Mexico	99.9
Telscape de Mexico, S.A. de C.V.	Mexico	99.9
Sierra Comunicaciones Globales, S.A. de C.V,	Mexico	99.9
Celmax Movil, S.A. de C.V. (3)	Mexico	99.9
Servicios MSF, S.A. de C.V.(2)(5)	Mexico	99.9
Maxcom USA, Inc.	USA	100
Sierra Communications, Inc.	USA	100
Fundacion Maxcom A.C. (4)	Mexico	99.9

This organizational structure is due to the fact that Mexican law requires that corporations have a minimum of two shareholders

1.	Percentage of equity owned by us directly or indirectly through subsidiaries. As per Mexican corporate law, Mexican corporations must have at least two shareholders.

2.	Direct and indirect personnel subsidiaries.

3.	These companies are in pre-operational stage.

4.	A Mexican nonprofit foundation that will provide social services, such as education, culture and housing aids to people in need in the areas where we serve Fundación Maxcom is an unrestricted subsidiary.

5.	Indirect subsidiaries

All of our subsidiaries are wholly-owned, directly or indirectly, by us.

All of our subsidiaries (except Fundación Maxcom, A.C.) act as guarantors under the indenture governing Step-Up Senior Notes due 2020.

D.	Property, plant and equipment

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

We have a branch office in Queretaro that is leased for a 15−year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches. On August 1, 2012, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3−year term that expires on July 31, 2015. On August 1, 2012 we renewed the leased space to an additional 10,753 square feet on a 3−year lease expiring July 31, 2015, to add an on−site vault to our warehouse. On April 1, 2013 we leased a 7,190 square feet office for a 5−year term, and on March 31, 2013 we leased a 16,900 square feet warehouse on a 5−year term in San Luis Potosi term that expires on March 31, 2018. In addition, we lease approximately 250 other sites that are used as walk−in centers, hosts or single−site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan Additionally, we own twenty four portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

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

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 282,750 trunks. Our two softswitches, the Alcatel A5020 and the NortelCS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential and commercial markets. Our class 4 tandem is an Alcatel-Lucent IMS plexus with an actual capacity of 3 GW 7510, with a total of 12 STM1 each one, providing the interconnection to the PSTN with full redundancy. This switch also provides the connection to the commercial market through SIP Protocol using carrier class SBC on high Availability configuration The Alcatel 5060 provide class 5 to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City softswitch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

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

We also have two next generation softswitches (one Alcatel-Lucent A5020, one IMS Alcatel-Lucent platform and one Nortel CS2K) which provide VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market. Our platform is fully IP integrated with additional services including class 5 services like voice mail, call waiting and IP centrex features such as hunting group, call transfer and 3-way conference call. Our VoIP services includes Session Initiation Protocol Trunking or SIP trunking to offer IP connectivity to IP private branch exchange into the commercial market. The A5020 Softswitch has a capacity to manage 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network using SS7 signaling.

We count with an IMS platform for the core (Alcatel-Lucent softwsitch Plexus) and is formed with a Softwich A5060 to provide the class 5 features with a total of , The softswitch Plexus provide VoIP, Session Initiation Protocol Trunking or SIP trunking services for strategic commercial clients, it also provides the SS7 interconnection with the PSTN and the other switches with 2268 ETSI CC S7 E1s or ISDN distributed in 3 7510 Gateways, and 16 STM1 distributed en 3 M8K gateways from Audio codes provider. The A5060 Softswitch has a capacity to manage 22,000 VoIP simultaneous calls and is interconnected to the public switched telecommunications network through the Alcatel-lucent IMS plexus

The CS2K Nortel Softswitch located in Monterrey has the following interconnection capacity: Class 5 functionalities for 22,000 Session Initiation Protocol trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

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

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco. We have acquired EMC’c Vmax storage solution to replace our previous Hitachi solution. VMax architecture offers a highly virtualized solution with solid state disks and the highest availability rate in the market. We will finish our migration by the end of the first quarter in order to support storage actual and future growth requirements for all operational support systems.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and accompanying notes appearing elsewhere in this annual report, which are henceforth referred to as “financial statements”. The U.S. dollar translations provided in this annual report are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the buying rate at December 31, 2013, which was Ps.13.08 per U.S.$1.00 as reported by the Banco de Mexico (Central Bank of México). Sums may not add due to rounding.

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

Following these amendments, on January 1, 2012, we adopted IFRS, meeting the CNBV requirements, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The financial information presented in this annual report is not comparable with the financial information presented on the previous reports, which was presented under Mexican Financial Reporting Standards. At the same time, our financial statements for fiscal year 2011 were reconciled under IFRS to make them comparable to our financial statements for fiscal year 2012.

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

Recent Developments

The Recapitalization Transactions

On December 4, 2012 Maxcom received an offer from Ventura to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom pursuant to a public tender to be conducted, upon authorization of the Mexican and U.S. corresponding governmental authorities. As part of such transaction, Ventura committed to subscribe a capital increase of at least U.S.$22 million dollars.

Ventura’s obligation to consummate the tender was subject to i) acquiring more than 50% of all shares outstanding on a fully diluted basis and ii) a successful completion of an offer to exchange Maxcom’s then current 11% Senior Notes Due 2014.

On February 20, 2013 Maxcom commenced an offer to exchange all of its outstanding 11% Senior Notes due 2014 for new Step-Up Senior Notes due 2020. On the same date, Ventura initiated an equity tender offer to acquire 100% of the issued and outstanding shares of Maxcom.

After several intents Maxcom advised that on April 24, 2013, that since the conditions for the consummation of the exchange offer were not satisfied or waived, such exchange offer was not consummated and consequently the equity tender offer launched by Ventura, which was conditioned upon the consummation of the exchange offer, was not consummated and thus, Maxcom would not be receiving the capital contribution offered by Ventura.

In light of this outcome, Maxcom considered all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

 On June 18, 2013 Maxcom announced its intention to use a 30-day grace period with respect with its scheduled interest payment of approximately U.S.$11 million on its 11% Senior Notes due 2014 to implement a comprehensive plan of recapitalization.

On July 3, 2013 Maxcom, Ventura, an ad hoc group of bondholders (the “Ad Hoc Group”) holding an aggregate amount of approximately U.S.$84 million of Maxcom’s Senior Notes due 2014, and certain of its current equity holders reached an agreement on the terms of a restructuring and support agreement, a recapitalization agreement, and agreements to tender. In connection with this comprehensive restructuring process, Maxcom entered into a recapitalization agreement with Ventura and certain related shareholders, pursuant to which the Ventura also agreed to make a capital contribution of at least U.S.$45 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom.

On July 23, 2013, the Company undertook a restructuring by commencing voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532, in the United States Bankruptcy Court for the District of Delaware to effect the restructuring as set forth in the plan of reorganization, including the issuance of new step-up senior notes by the Company.

On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s Plan. The only class of creditors entitled to vote, the holders of the Old Notes, overwhelmingly voted in favor of the Plan and no party objected to confirmation of the Plan.

Pursuant to the terms of the Plan, all classes of creditors were unimpaired and their payments were not affected, except for the holders of Maxcom’s Old Notes, which received (1) the step-up senior notes due 2020 (which include the capitalized interest amount for unpaid interest accrued on the Old Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Old Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan.

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and an equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, Ventura investors became the major shareholder in the Company.

On October 2, 2013, Maxcom held a general ordinary shareholders’ meeting that approved among other things, a capital increase of approximately U.S.$119.7 million. The Ventura investors also paid this capital increase.

According to the terms of the Plan, on October 11, 2013, Maxcom issued new Step-Up Senior Notes due 2020 in an aggregate principal amount of U.S.$180,353,962, which reflects the amount of the Old Notes less the amount of Old Notes held in treasury by the Company plus the capitalized interest amount. The Step-Up Senior Notes bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; have a maturity date of June 15, 2020; are secured by the same collateral that secures the Old Notes; and (iv) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C. The collateral comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on October 11, 2013 through a voluntary mortgage set up in order of priority and degree.

The Step-Up Senior Notes are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee, on October 11, 2013. The indenture governing our Step-Up Senior Notes contains certain covenants that among other things, limit the ability of the Company and subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of the Company’s subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

Pursuant to the terms of the indenture governing Maxcom’s Step-Up Senior Notes, Maxcom used 50% of the capital contribution made by the Ventura investors to make an offer to repurchase Step-Up Senior Notes, but only to the extent such capital contribution that exceeded U.S.$5 million, at a price equal to 85% for the principal amount of the notes, in cash. This tender offer was initiated on November 8, 2013 and consummated on December 12, 2013, accepting the purchase and payment of validly tendered Step-Up Senior Notes in an amount of U.S.$2,544,811.

During December 2013, a few of the Step-Up Senior Bond Holders exercised their equity purchase rights, thereby the company exchanged bonds worth $ 23.3 million pesos (equivalent to US$ 1.8 million) at carrying value, for 22,655,679 Series A common stock shares (see note 20).  The rest of the equity purchase rights held by the remaining Step-Up Senior Bond Holders were extinguished, as the right to convert them had expired in December 2013.  As a result of the above events, Maxcom derecognized the associated embedded derivative liability valued at its fair value of $33.4 million Pesos (equivalent to U.S.2.6 million). The shares issued were recognized as an increase of capital stock and additional paid-in-capital of $22.1 million pesos (equivalent to U.S.1.7 million dollars) and  $34.6 million Pesos  (equivalent to U.S.2.7 million), respectively.

The consolidated audited financial statements will be approve by the Annual Shareholders' Meeting to be held on May 19, 2014. At such Shareholders' Meeting, our shareholders could decide to modify or amend our consolidated financial statements.

Appointment of the new CEO of the Company

On October 31, 2013, the Board of Directors appointed Mr. Enrique Anaya Ibarra as the new CEO of the Company replacing Mr. Rene Sagastuy.

Appointment of Independent Auditors

In October 2013, the Board of Directors, as per recommendation of its Audit Committee, approved the appointment of PricewaterhouseCoopers, S.C. (“PwC”) as the Company’s independent auditor as of the fourth quarter of 2013 replacing KPMG Cárdenas Dosal, S.C (“KPMG”).

New Telecommunications law in Mexico

Effective June 12, 2013 the Mexican Congress enacted an amendment to the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aiming to strengthen competition and providing the telecommunications authorities, the new Federal Telecommunications Institute or IFT, with broader capacities to regulate the telecommunication and broadcasting industries.

The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations), raising the limit on foreign investment in the broadcasting industry to 49%.

Additionally, the enacted bill provides for the issuing of two new broadcasting licenses to be awarded by public auction.

“Must carry” and “must offer” obligations for television companies were also included in the new bill.

In March the new IFT issued rulings declaring America Movil and Grupo Televisa and certain of the subsidiaries of both companies as preponderant economic agents in the telecommunications and broadcasting industries, respectively and imposing both companies with specific asymmetrical regulations. It is still uncertain to determine the impact of such asymmetrical regulations in the telecommunications and broadcasting industries.

On March 24, 2014, the Mexican President submitted to the Mexican Congress a proposed telecommunications and broadcasting law that will implement the changes to the Mexican Constitution. This bill is under discussion in the Mexican Congress. It is still uncertain to determine the impact of such proposed bill to the telecommunications and broadcasting industries.

A.	Operating Results

Devaluation and Inflation

Relative to the U.S. dollar, the peso depreciated 0.5% in 2013, appreciated 7.0% in 2012, depreciated 13.2% in 2011, appreciated 5.4% in 2010 and appreciated 3.5% in 2009. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate*	Gross International Reserves as of the End of Each Year (Billion)

2013	4.0%	3.8%	1.1%	U.S.$	180.2
2012	3.6%	4.2%	3.9%	U.S.$	167.1
2011	3.8%	4.2%	3.9%	U.S.$	149.2
2010	4.4%	4.4%	5.4%	U.S.$	120.6
2009	3.6%	5.4%	(6.2)%	U.S.$	99.9

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

Impact of Foreign Currency Fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure. As of December 31, 2013, the amount of debt denominated in U.S. dollars was Ps.1,955.2 million.

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

In February 2013 the company unwound the swap with Morgan Stanley (France) SAS. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

At December 31, 2013, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$175.7 million aggregate principal amount of our Step-Up Senior Notes maturing on June 2020 not covered by the currency swaps) by approximately Ps.11.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

See “Item 3. Key Information — Selected Financial Data — Exchange Rates” for a discussion of exchange rates.

Revenues

Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sales of telephone sets.

Voice services constitute our core business. Revenues from voice services include:

•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which depending on the product, include a certain number of free local calls;

•	usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system; and

•	charges relating to value-added services such as voice mail, call hold, call forwarding, three-way calling and caller identification;

•	public telephony services;

•	mobile services;

•	revenues derived from our strategic and commercial alliances with cable television operators, which are offset by the corresponding amount we are charged by the cable television operator; and

•	the sale of telephone sets.

Revenues from data services include:

•	Internet dial-up access;

•	asymmetric digital subscriber line;

•	dedicated Internet access;

•	managed services;

•	digital private lines; and

•	lease of backbone capacity.

Revenues from pay TV includes charges related to paid TV services, such as premium channels, Pay-Per-View or Video On-Demand.

Revenues from wholesale services are related primarily to the sale of bulk minutes where the cost of minutes depends on the volume of traffic. We also include interconnection fees and other miscellaneous revenues in this group.

Average Revenue Per Unit (ARPU)

Average revenue per unit is used as an industry-standard measurement of the average amount of revenue a telecommunications company derives from each customer of its voice business. We calculate average revenue per unit by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period. Revenues from data and wholesale services are reported separately and are not a factor in calculating average revenue per unit.

We calculate the average revenue per unit for voice lines for each of our business and residential segments. Blended average revenue per unit is affected by our business/residential line mix because business lines tend to generate higher average revenue per unit than residential lines. Total Company average revenue per unit includes public telephony revenues and lines.

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

Net Finance Cost

For presentation purposes, “net finance cost” refers to the combined financial effects of:

•	interest expense and interest income;

•	effects of valuation of financial instruments;

•	net foreign exchange gains or losses;

•	derivative financial instruments gain or losses and the gain on repurchase of our senior notes; and

•	gain on extinguishment debt.

•	gain on repurchase of senior notes

Critical Accounting Policies

Applications of Critical Accounting Policies and Estimates

We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. In the opinion of our management, our most critical accounting estimates under IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets; valuation allowances for receivables, inventories, construction in progress of telephone network systems and equipment and the recognition of deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. For a full description of all of our accounting policies, see note 5 to the consolidated financial statements included in this document.

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

 Allowance of Doubtful Accounts Receivable

The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper size and timing for the recognition of and the amount of the allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve in the amount of 90% and 100% of account receivable balance due over 91 but less than 120 days, and over 121 days, respectively, except when there is a negotiated agreement with a customer. In such cases, the allowance amount is 30% with balances due over 91 days if there is not a settlement negotiated with the client.

In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense. At December 31, 2013 and 2012, our provision for bad debt was Ps.153.8 million and Ps.586.0 million, respectively. We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amount receivable for services provided. The Company recognizes revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to the entity, as described below:

•	Sale of telephone equipment to clients is recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.

•	Revenues from public telephone services are recognized based on the cash collected which is the same time when services are rendered.

•	Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephone concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephone company over the course of one month do not exceed an established percentage of 5%, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephone concessionaire is subject to a charge per minute. During the years 2013, 2012 and 2011, the imbalance did not exceed 5%.

The Company has interconnection agreements for long-distance and mobile services with other concessionary telephone companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

•	Revenues from pay television services are recognized as rendered.

•	Revenues from mobile telephone services are recognized when the service is provided or minutes expire.

•	For mobile telephone revenues the Company evaluates the revenue recognition of multiple-element arrangements evaluating the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephone equipment which is recognized at fair value at the moment of delivery to the customer; and mobile services which are recognized as the service is provided.

•	Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. Revenue from bundled services is recognized in the month in which the services are provided. The sale of the equipment is not separable from the sale of the services; the services cannot be obtained independently from the purchase of the equipment. Therefore, the bundled services are not unbundled.

•	Revenues from lease of transmission capacity through the fiber optic ring are recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying value of the leased asset and are recognized on the same basis as the lease revenues. The transactions are therefore recorded as operating lease agreements. The contracted sales price is mainly paid in advance and sales that are not recognized in income are recorded as deferred revenues in non-current other accounts payable and current other accounts payable, respectively, in the statement of financial position.

Installation cost

The Company amortize the installation cost over the period in which the service is provided. Once the customer terminates the service, the Company does not consider any additional value related to the installation cost. The Company perform impairment reviews related to determine the average customer life and came to the conclusion that is five years.

Derivative financial instruments

The fair value of derivative financial instruments that are not traded in an active market (over-the-counter derivatives) is determined by using valuation techniques.

The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment sensitivity analysis

The Company test telecommunication network and equipment for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When any indicator of impairment is identified, an impairment test is performed based on each cash-generating unit (CGU). The CGUs identify by the Company are pay TV, public telephone (PT) and other services (OS). The carrying values of these CGUs are compared to their recoverable amount, which is the higher of value in use and fair value less costs to sell. On October, 2013, according to the business plan of the Company’s new management, the CGUs pay TV and public telephone are not considered strategic, and recognized an impairment loss of $578,257 as of December 31, 2013.

The impairment analysis were performed with a discount rate of 11.71%. An increase in the discount rate to 15% or a decrease in the discount rate to 10% would not have a significant impact on the impairment analysis.

Valuation of Long-Lived Assets

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Key assumptions used in the calculation of recoverable amounts are the discount rate and the asset’s residual values.

As of December 31, 2013, based on the Company’s impairment testing, an additional impairment loss was recognized.

 Deferred Taxes

Deferred taxes under IFRS, are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our reserve for income taxes, our deferred tax assets and liabilities recorded against our deferred tax assets are based on management projections of future financial results. Accordingly, we have only recognized deferred tax assets that we feel it is more likely than not that we will use our net operating loss carry forwards before they expire.

As of December 31, 2013, we had cumulative tax losses in aggregate of Ps.1,327.6 million that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
	(in thousands of pesos)
2013	Ps.	105,928	2023
2012		3	2022
2011		206,427	2021
2010		3,892	2020
2008		536,398	2018
2007		284,932	2017
2006		89,571	2016
2005		11,510	2015
2004		88,891	2014

Total	Ps.	1,327,552

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2013 and 2012 have been recorded on the Income Tax basis.

On December 11, 2013 was issued the decree in the Official Federal Journal (DOF, for its acronym in Spanish) amending; supplementing and repealing several tax laws which apply from 2014. These changes to the tax law do not affect the amount or the reversal period of tax loss carry forwards estimated by management.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with IFRS and expressed as a percentage of net revenue:

	Year Ended December 31
	2013	2012	2011
Revenues – net	100%	100%	100%
Operating cost and expenses:
Network operating costs	45.6	36.9	32.4
Selling, general and administrative expenses	34.9	31.8	33.5
Depreciation and amortization	24.0	26.2	28.1
Other expenses:
Other expenses	13.1	7.8	5.2
Debt restructuring charges	8.5	0.3	0.3
Income tax expense (benefit)	0.6	0.7	(0.6)
Comprehensive loss for the year	(49.9)%	(6.2)%	(21.6)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues

Our net revenues increased 13.8%, from Ps.2,201.3 million in 2012 to Ps.2,505.0 million in 2013. The increase primarily resulted from:

•	Residential revenues represented 38.6% of total revenues during 2013, compared with 45.6% in the previous year of 2012. Revenues in the residential business reached Ps.968.1 million in 2013, a decrease of 3.5% or Ps.35.4 million in comparison to Ps.1,003.5 million in 2012. The effect in revenues is a combination of a decrease in voice services by approximately Ps.66.4 million, an increase in paid TV services by approximately Ps.7.5 million, an increase in data revenues by approximately Ps.24.4 million and a decrease in mobile services by Ps.0.9 million. The effects mainly explain by the termination of an agreement linked to the MVNO.

•	Commercial revenues represented 25.7% of total revenues during 2013, compared with 28.7% in 2012. Revenues in the commercial business totaled Ps.643.6 million in 2013, an increase of 1.8% or Ps.11.6 million in comparison to Ps.632.0 million in the year 2012. This increase in revenues was explained by an increase of Ps.34.1 million in data services that was offset by a decrease of Ps.22.6 million in voice services. This effects mainly due by the sale of “IRUs”, that generating an extraordinary income.

•	Public Telephony represented 5.8% of total revenues during 2013 in comparison with 7.9% in 2012. Revenues in this segment totaled Ps.146.2 million in 2013, a decrease of 16.4% compared to Ps.174.9 million in 2012. The decrease in the public telephony business was primarily driven by the availability of the number of public telephones and a decrease in the average usage per phone that is driven by the acquisition of more cell phones in the market.

•	In 2013, wholesale revenues totaled Ps.729.2 million, an increase of 94.9% in comparison to Ps.374.1 million in the same period in 2012. The increase in the wholesale business was mainly driven by higher traffic.

•	Revenue from other services accounted for 0.7% or Ps.17.9 million of total revenues in 2013 an increase, from the Ps.16.7 million recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and Customer Premise Equipment (CPE) sales.

The following table sets forth our revenues for the periods indicated below:

	Year Ended December 31
	2013		2012		%
	(In millions)
Residential	Ps.	968.1	Ps.	1,003.5	(3.5)%
Commercial		643.6		632.0	1.8%
Public Telephony		146.2		174.9	(16.4)%
Wholesale		729.2		374.1	94.9%
Other Revenue		17.9		16.7	7.4%
Total revenues	Ps.	2,505.0	Ps.	2,201.3	13.8%

The following table presents a breakdown of our ARPU for the periods indicated below:

	ARPU
	2013		2012		%
	(In millions)

Monthly charges	Ps.	153.2	Ps.	159.0	(3.6)%
Usage		90.3		107.3	(15.9)%
Subtotal		243.5		266.3	(8.6)%
Non-recurring		4.6		5.4	(14.8)%
Total	Ps.	248.1	Ps.	271.7	(8.7)%

Total ARPU (we calculate average revenue per unit by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 8.7% from Ps.271.7 in 2012 to Ps.248.1 in 2013. The ARPU presented a diminution because the growth of RGUs base not was proportional at the revenues. The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 3.6% from Ps.159.0 in 2012 to Ps.153.2 in 2013; (ii) a 15.9% decrease in usage from Ps.107.3 in 2012 to Ps.90.3 in 2013; and (iii) a 14.8% decrease in non-recurring charges from Ps.5.4 in 2012 to Ps.4.6 in 2013.

 Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2013, we augmented a total of 7,561 revenue generating units. As of December 31, 2012, Maxcom reported a total of 617,866 RGUs, an increase of 1.2% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2013 and 2012 and the percentage variation:

	At December 31
	2013	2012	%
Residential	483,008	484,556	(0.3)%
Commercial	82.943	69,764	18.9%
Public Telephony	35,044	36,622	(4.3)%
Wholesale lines	16,871	19,363	(12.9)%
Total lines	617,866	610,305	1.2%

Operating Costs and Expenses

Our operating costs and expenses increased 65.0% from Ps.2,265.4 million in 2012 to Ps.3,737.0 million in 2013. This increase was mainly due by the operation of wholesale business unit that generate a higher cost in long distance interconnection (approximately Ps.331.1 million), is important to mention that this business generate a less gross margin. In the other hand, Maxcom recognized: i) the impairment test that was Ps.578.3 million and ii) during the year 2013 Maxcom generated legal and professional expenses related to reorganization and recapitalization process, the amount of these expenses was Ps.212.0 million. Primarily the result of:

•	a Ps.340.8 million, or 52.0% increase in network operating services resulting mainly from:

o	a Ps.342.2 million increase related to long distance interconnection costs due to higher wholesale operation..

o	a Ps.18.8 million higher TV content cost..

o	a Ps.2.8 million higher local interconnection costs.

o	a Ps.36.5 million decrease related to mobile interconnection costs.

o	a Ps.11.1 million decrease related to public telephony cost.

o	a Ps.3.4 million decrease related to fix to mobile interconnection.

•	a Ps.3.6 million, or 2.5% decrease in technical expenses primarily due to:

o	a Ps.1.5 million decrease in network maintenance; and,

o	a Ps.2.1 million decrease in other technical expenses.

•	Installation expenses for 2013 decrease Ps.6.2 million or 63.2%.

•	a Ps.25.0 million, or 4.3% increase in depreciation and amortization expenses mainly related to the installation expenses; and,

•	Selling, general and administrative expenses increase Ps.174.4 million, or 24.9% primarily due to:

o	a Ps.25.5 million increase in salaries, wages and benefits;

o	a Ps.24.0 million increase in external services.

o	a Ps.58.6 million increase in bad debt reserve.

Net Financing Cost

Our comprehensive cost of financing was Ps.3.4 million in 2013, a 94.0% decrease compared to Ps.56.3 million in 2012.

 The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2013		2012		%
	(In millions)
Interest expense	Ps.	(214.3)	Ps.	(339.7)	(36.9)%
Interest income		18.3		5.8	215.5%
Foreign currency gain (loss)		(46.6)		219.9	(121.2)%
Gain on extinguishment of debt		248.5		-	100.0%
Gain on repurchase of senior notes		-		97.8	(100.0)%
Loss on valuation of derivative financial instruments (loss) gain		(9.3)		(49.5)	(81.2)%
Amounts capitalized on qualifying assets		-		9.4	(100.0)%
Net finance cost	Ps.	(3.4)	Ps.	(56.3)	(94.0)%

The increase of net finance cost was primarily due to:

•	a Ps.125.4 million or 36.9% of decrease in interest expense, was mainly due by the effect of interest rate recognized on 2012 of the Senior notes due 2014 (11%) and the recognition in 2013 of Step-Up Senior Notes due 2020 (6%);

•	a Ps.12.5 million or 215.5% of increase in the item of interest income, net derived from a surplus in the cash of the Company by the capital contributions in the last quarter of 2013;

•	a Ps.46.6 million foreign currency loss compared to a net foreign currency gain of Ps.219.9 million recognized in the same period last year mainly due to a depreciation of the Mexican peso of 0.5% during 2013 compared with a peso appreciation of 7.0% during 2012;

•	a Ps.97.8 gain on the repurchase of senior notes during 2012, which were repurchased at fair value and had been recognized previously at a higher nominal value;

•	a Ps.40.2 million effect from the valuation of derivative financial instruments mainly due to a depreciation of the Mexican peso as previously explained. The variation derived from the unwound of the swap with Morgan Stanley (France) SAS on February, 2013;

•	a Ps.248.5 gain related to the fair value recognition of the new debt Step-Up Senior Notes; and

•	a Ps.9.4 interest capitalized during 2012.

Net Losses

	Year Ended December 31
	2013		2012
	(In millions)
Revenues – net	Ps.	2,504,968	Ps.	2,201,252
Total operating cost and expenses		3,736,999		2,265,440
Net finance cost		(3,393)		(56,340)
Income tax expense		15,305		15,560
Net loss and comprehensive loss for the year	Ps.	(1,250,729)	Ps.	(136,088)

We incurred losses of Ps.1,250.7 million (U.S.$95.7 million) for the year ended December 31, 2013 as compared to losses of Ps.136.1 million for the year ended December 31, 2012.

The losses for the year ended December 31, 2013 are mainly related to one time charges from the debt restructuring process, the impairment analysis and lower operating income primarily due to a decrease in our wholesale margin and public telephony business when compared to the year ended December 31, 2012. We expect to continue the negative impact from our wholesale and public telephony business.

Tax Provisions

We recorded a debit of Ps.15.3 million in taxes during 2013 mainly due to a tax provision of some companies of the group, compared to the debit of Ps.15.6 million registered in 2012.

Tax reform impacts

On December 11, 2013 was issued the decree by the President in the Official Federal Journal (DOF, for its acronym in Spanish) amending; supplementing and repealing several tax laws which apply from 2014. The most significant Company´s affections are described below:

•	General provisions: The Income Tax Law (ITL) includes changes to the tax rate (30% for 2014), to authorized deductions, to as the moments for income recognition or deductions, as well as changes in some regimes.

•	Employee benefits: Worker remunerations that represent an exempt item of income for the employee, such as fringe benefits, employees’ savings and loan funds, severance payments, annual bonus, overtime, vacation premium, Sunday premium and exempt portion of PTU, may only be deducted to 47% or 53%. The tax reform also states that the deduction for contributions to pension and retirement funds’ will be limited to 47% or 53% of the contribution made during the year.

•	Flat Rate Business Tax Law and Cash Deposit Tax Law: These laws are repealed, and transition provisions are established to secure the rights and obligations acquired during the effective term of the law.

VAT: The 16% rate is standardized throughout the country, by eliminating the 11% rate applicable to the border zone.

Reconciliation of effective tax rate:

	2013		2012
	%	$	%	$
Loss before income taxes Total income tax expense (benefit)		$(1,235,424)		$(120,528)
Total income tax expense (benefit)	2%	15,305	13%	15,560
Income tax expense (benefit) using the Company´s domestic tax rate	(30)%	(370,627)	(30)%	$(36,158)
Employee Statutory Profit Sharing	-	-	1%	1,054
Inflationary effect	4%	50,642	(5)%	(6,597)
Non-deductible expenses	2%	25,301	24%	28,677
Non-deductible employee benefits	1%	2,330
Unrecognized deferred tax assets	24%	282,638	(30)%	(35,956)
Tax loss carry forwards that expired	-	-	53%	63,557
Other	1%	9,355	1%	983
	2%	15,305	13%	$15,560

Results of Operations

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

Total ARPU (we calculate average revenue per unit by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 11.5% from Ps.307.1 in 2011 to Ps.271.7 in 2012. The major changes in absolute and relative terms were: (i) an increase in monthly charges of 26.9% from Ps.125.3 in 2011 to Ps.159.0 in 2012; (ii) a 38.8% decrease in usage from Ps.175.2 in 2011 to Ps.107.3 in 2012; and (iii) a 17.5% decrease in non-recurring charges from Ps.6.5 in 2011 to Ps.5.4 in 2012.

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

Net Financing Cost

Our comprehensive cost of financing was Ps.56.3 million in 2012, an 89.5% increase compared to Ps.537.6 million in 2011.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	Year Ended December 31
	2012		2011		%
	(In millions)
Interest expense	Ps.	(339.7)	Ps.	(319.2)	6.4%
Interest income		5.8		2.7	114.8%
Foreign currency gain (loss)		219.9		(320.9)	168.5%
Extinguishment of debt		—		—	0.0%
Gain on repurchase of senior notes		97.8		—	100.0%
Derivative financial instruments (loss) gain		(49.5)		95.2	(152.0)%
Capitalized in telecommunications equipment and network		9.4		4.5	108.9%
Net finance cost	Ps.	(56.3)	Ps.	(537.6)	89.5%

The decrease of net finance cost was primarily due to:

•	a Ps.3.1 million or 114.8% increase in interest income net. For 2012 interest income was Ps.5.8 million higher when compared to 2011;

•	a Ps.219.9 million foreign currency gain compared to a net foreign currency loss of Ps.320.9 million recognized in the same period last year mainly due to an appreciation of the Mexican peso of 7.0% during 2012 compared with a peso depreciation of 13.1% during 2011;

•	a Ps.97.8 million gain on the repurchase of senior notes, which were repurchased at fair value and had been recognized previously at a higher nominal value;

•	a Ps.144.7 million effect from the valuation of derivative financial instruments mainly due to an appreciation of the Mexican peso as previously explained.

Net Losses

	Year Ended December 31
	2012		2011
	(In millions)
Net revenues	Ps.	2,201,252	Ps.	2,375,941
Total operating cost and expenses		2,265,440		2,366,346
Net finance cost		(56,340)		(537,622)
Income tax		15,560		(14,890)
Net loss and comprehensive loss for the year	Ps.	(136,088)	Ps.	(513,137)

We incurred losses of Ps.136.1 million for the year ended December 31, 2012 as compared to losses of Ps.513.1 million for the year ended December 31, 2011.

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

Financing Sources and Liquidity

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors. As of December 31, 2013, we had Ps.1,953.7 million (U.S.$149.4 million) of cash and cash equivalents. As of December 31, 2013 we had Ps.366.2 million (U.S.$28.0 million) in working capital as defined by us. We maintain the majority of our cash with Mexican banks and invested daily in Mexican pesos denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future; however, we may use cash to pursue acquisitions. We expect to use approximately Ps.946.9 million (U.S.$75.2 million) of cash during 2014 to fund capital expenditures in connection the expansion of our network, of which we have expended Ps.69.0 million (U.S.$5.3 million) as of February 28, 2014. As of December 31, 2013 the estimated cost remaining to conclude the network build out construction in progress was Ps.79.4 million and management expects to conclude them before December 31, 2014.

Recapitalization and Debt Restructuring

On December 4, 2012 Maxcom received an offer from Ventura to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom pursuant to a public tender to be conducted, upon authorization of the Mexican and U.S. corresponding governmental authorities. As part of such transaction, Ventura committed to subscribe a capital increase of at least U.S.$22 million dollars.

Ventura’s obligation to consummate the tender was subject to i) acquiring more than 50% of all shares outstanding on a fully diluted basis and ii) a successful completion of an offer to exchange Maxcom’s then current 11% Senior Notes Due 2014.

On February 20, 2013 Maxcom commenced an offer to exchange all of its outstanding 11% Senior Notes due 2014 for new Step-Up Senior Notes due 2020. On the same date, Ventura initiated an equity tender offer to acquire 100% of the issued and outstanding shares of Maxcom.

After several intents Maxcom advised that on April 24, 2013, that since the conditions for the consummation of the exchange offer were not satisfied or waived, such exchange offer was not consummated and consequently the equity tender offer launched by Ventura, which was conditioned upon the consummation of the exchange offer, was not consummated and thus, Maxcom would not be receiving the capital contribution offered by Ventura.

In light of this outcome, Maxcom considered all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

 On June 18, 2013 Maxcom announced its intention to use a 30-day grace period with respect with its scheduled interest payment of approximately U.S.$11 million on its 11% Senior Notes due 2014 to implement a comprehensive plan of recapitalization.

On July 3, 2013 Maxcom, Ventura, an ad hoc group of bondholders (the “Ad Hoc Group”) holding an aggregate amount of approximately U.S.$84 million of Maxcom’s Senior Notes due 2014, and certain of its current equity holders reached an agreement on the terms of a restructuring and support agreement, a recapitalization agreement, and agreements to tender. In connection with this comprehensive restructuring process, Maxcom entered into a recapitalization agreement with Ventura and certain related shareholders, pursuant to which the Ventura also agreed to make a capital contribution of at least U.S.$45 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.2.90 (two pesos and 90/100) per CPO, up to 100% of the issued and outstanding shares of Maxcom.

On July 23, 2013, the Company undertook a restructuring by commencing voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532, in the United States Bankruptcy Court for the District of Delaware to effect the restructuring as set forth in the plan of reorganization, including the issuance of new step-up senior notes by the Company.

On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s Plan. The only class of creditors entitled to vote, the holders of the Old Notes, overwhelmingly voted in favor of the Plan and no party objected to confirmation of the Plan.

Pursuant to the terms of the Plan, all classes of creditors were unimpaired and their payments were not affected, except for the holders of Maxcom’s Old Notes, which received (1) the step-up senior notes due 2020 (which include the capitalized interest amount for unpaid interest accrued on the Old Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Old Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan.

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and an equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, Ventura investors became the major shareholder in the Company.

On October 2, 2013, Maxcom held a general ordinary shareholders’ meeting that approved among other things, a capital increase of approximately U.S.$119.7 million. The Ventura investors also paid this capital increase.

According to the terms of the Plan, on October 11, 2014, Maxcom issued new Step-Up Senior Notes due 2020in an aggregate principal amount of U.S.$180,353,962, which reflects the amount of the Old Notes less the amount of Old Notes held in treasury by the Company plus the capitalized interest amount. The Step-Up Senior Notes bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; have a maturity date of June 15, 2020; are secured by the same collateral that secures the Old Notes; and (e) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C. The collateral comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on October 11, 2013 through a voluntary mortgage set up in order of priority and degree.

The Step-Up Senior Notes are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee, on October 11, 2013. The indenture governing our Step-Up Senior Notes contains certain covenants that among other things, limit the ability of the Company and subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of the Company’s subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates

Pursuant to the terms of the indenture governing Maxcom’s Step-Up Senior Notes, Maxcom used 50% of the capital contribution made by the Ventura investors to make an offer to repurchase Step-Up Senior Notes, but only to the extent such capital contribution that exceeded U.S.$5 million, at a price equal to 85% for the principal amount of the notes, in cash. This tender offer was initiated on November 8, 2013 and consummated on December 12, 2013, accepting the purchase and payment of validly tendered Step-Up Senior Notes in an amount of U.S.$2,544,811.

During December 2013, a few of the Step-Up Senior Bond Holders exercised their equity purchase rights, thereby the company exchanged bonds worth $ 23.3 million pesos (equivalent to US$ 1.8 million) at carrying value, for 22,655,679 Series A common stock shares (see note 20).  The rest of the equity purchase rights held by the remaining Step-Up Senior Bond Holders were extinguished, as the right to convert them had expired in December 2013.  As a result of the above events, Maxcom derecognized the associated embedded derivative liability valued at its fair value of $33.4 million Pesos (equivalent to U.S.2.6 million). The shares issued were recognized as an increase of capital stock and additional paid-in-capital of $22.1 million pesos (equivalent to U.S.1.7 million dollars) and  $34.6 million Pesos  (equivalent to U.S.2.7 million), respectively.

The indenture governing the Step-Up Senior Notes due 2020prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.25 to 1 in the case of any incurrence or issuance on or before December 31, 2013, (ii) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2014 and on or before December 31, 2014 and (iii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2015, determined on a pro forma basis (including a pro forma application of the net proceeds there from). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries to (ii) our aggregate Adjusted EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

•	indebtedness, not to exceed U.S.$15.0 million at any time outstanding, represented by capital lease obligations, financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the permitted business of the company, in an aggregate principal amount, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge any such indebtedness;

•	hedging obligations for the purpose of managing our exposure to fluctuations in interest rates with respect to indebtedness permitted to be incurred by us pursuant to the indenture or protecting us against currency fluctuations in the ordinary course of business and not for speculative purposes; and

•	indebtedness not to exceed U.S.$20.0 million in an aggregate principal amount at any time outstanding, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge such indebtedness.

 The indenture governing our Step-Up Senior Notes due 2020 contains events of default, including, without limitation, (subject to customary grace periods, cure rights and materiality thresholds) defaults based on (i) the failure to make payments of interest or principal when due, (ii) breaches of covenants, (iii) cross-defaults and cross acceleration to other material indebtedness, (iv) bankruptcy events, (v) material judgments and (vi) the actual or asserted invalidity of any guarantee. If any such event of default occurs, the notes could be declared due and immediately payable. Subject to certain exceptions, the indenture prohibits us and any of our restricted subsidiaries from entering into an affiliate transaction, unless (i) the transaction is on terms no less favorable to us or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by us or such restricted subsidiary with an unrelated entity; (ii) in transactions involving in excess of U.S.$2.5 million, a majority of the disinterested directors have determined that the transaction complies with (i); and (iii) in transactions involving in excess of U.S.$6.0 million, we deliver to the trustee a fairness opinion from an investment banking firm of national standing.

Indebtedness

Our consolidated debt as of December 31, 2013 was Ps.1,923.7 million (U.S.$147.1 million), of which Ps.1,915.3 million (U.S.$146.5 million) was long-term debt. Ps.1,923.7 million (U.S.$147.1 million) of our consolidated debt outstanding as of December 31, 2013 was denominated in U.S. dollars. Our leverage ratio, as defined by the indenture governing our Step-Up Senior Notes due 2020, was 6.9:1.0 as of December 31, 2013.

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

In February 2013 the company unwound the swap with Morgan Stanley (France) SAS.

In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the Step-Up Senior Notes due 2020.

At December 31, 2013, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$175.7 million aggregate principal amount of our Step-Up Senior Notes maturing on June 2020 not covered by the currency swaps) by approximately Ps.11.7 million over a one-year period.

In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

The following table presents a breakdown of our consolidated debt for 2013 and 2012:

	As of December 31, 2013(1)				As of December 31, 2012(2)
	Pesos		Dollars		Pesos		Dollars
	(In thousands)
Short Term and Long Term Vendor Financing:
Vendor financing denominated in pesos	Ps.	8,348.0	U.S.$	—	Ps.	10,661.0	U.S.$	—
Vendor financing denominated in dollars		—		—		—		—
Total vendor financing		8,348.0		—		10,661.0		—
Long Term Payable Notes Denominated in U.S. Dollars:
U.S.$175 million senior secured notes (U.S.$150 million issued on December 20, 2006 and U.S.$25 million issued on January 10, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014		—		—		2,282,774.0		175,461.7
U.S.$175.7 senior Step-Up Notes maturing on June 2020 at amortized cost		1,909,139.0		149,043.9		—		—
Accrued interest		6,200.0		474.1		11,920.0		916.2
Total long term payable bonds denominated in U.S. dollars		1,915,339.0		149,518.0		2,294,694.0		176,377.9
Total	Ps.	1,923,687.0	U.S.$	149,518.0	Ps.	2,305,355.0	U.S.$	176,377.9

(1)	Nominal pesos as of December 31, 2013. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.08 per U.S.$1.00 as reported by the Banco de México on December 31, 2013. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)	Constant pesos as of December 31, 2012. Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps.13.01 per U.S.$1.00 as reported by the Banco de México on December 31, 2012. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

Resources from Operating, Financing and Investing Activities

	At December 31,
	2013		2012		%
	(Thousands of pesos)
Net resources provided by operating activities	Ps.	169,368	Ps.	772,414	(78.1)%
Net resources used in investing activities		(384,844)		(581,096)	33.8%
Net resources (used in) provided by financing activities		2,019,568		(441,382)	557.6%

Historically, our resources generated from operating activities have not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on private equity, capital markets and vendor financing. Under IFRS our earnings were insufficient to cover our fixed charges by Ps.1,212.4 million (U.S.$92.7 million) in 2013, Ps.98.7 million (U.S.$7.6 million) in 2012.

As of December 31, 2013, we had Ps.1,953.7 million of cash and cash equivalents, compared to Ps.146.5 million in December 31, 2012.

Resources Provided by Operating Activities

For the year ended December 31, 2013, resources provided by operating activities decreased by Ps.603.1 million against the same period in 2012. This decrease was mainly due to a decrease of Ps.329.2 million in cash generation as a result of an increase of Ps.1,114.9 million in net loss and an increase of Ps.785.7 million in non−cash items included in the net loss. In addition a decrease of Ps.270.8 million in resources was the result of changes in working capital items, mainly due to (i) a Ps.163.7 million decrease in resources from cash generation from accounts receivable; (ii) a Ps.116.3 million decrease in resources from liabilities; and (iii) a Ps.9.3 million increase in resources from inventory.

Resources Provided by Financing Activities

For the year ended December 31, 2013, net resources used for financing activities increased by Ps.2,461.0 million compared to the same period in 2012. This increase was mainly due to (i) Ps.2,192.3 resources generated from capital stock; (ii) Ps.95.8 million increase in resources from lower interest paid; and (iii) Ps.172.8 million resources used for other financing activities mainly related to repurchase of senior notes and shares during 2012 and 2013.

Resources Used for Investing Activities

For the year ended December 31, 2013, net resources used for investing activities increased by Ps.196.3 million. This increase was mainly attributable to an increase in investment in telephone equipment.

Capital Expenditures

Through December 31, 2013, we have invested Ps.8,434.3 million in the build out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments. This amount includes Ps.143.9 million paid to obtain all of our frequency rights. Our 2013 capital expenditures amounted to Ps.386.5 million (U.S.$29.6 million) and our expected capital expenditures for 2014 are approximately Ps.946.9 million (U.S.75.2 million) which will be funded with the cash generated from the operating activities.

Dividend Policy

Our current policy is to reinvest profits into our operations. In addition, the indenture that governs the terms of our Step-Up Senior Notes due 2020 allows us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than (i) 4.25 to 1.00 on or before December 31, 2013, (ii) 4.00 to 1.00 on or after January 1, 2014 and on or before December 31, 2014, and (iii) 3.50 to 1.00 on or after January 1, 2015;

•	a minimum fixed charge coverage ratio of 2.00 to 1.00;

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its redesignation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.

In addition, we may not pay any dividend unless (i) such dividend is paid from our net profit account and the financial statements including such net profit have been approved by a shareholder resolution and (ii) the payment of the relevant dividend is approved by a shareholder resolution.

Recent IFRS Accounting Pronouncements

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to the IFRS 7, have been applied retrospectively. As the Company does not have any offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011), Separate Financial Statements and IAS 28 (as revised in 2011), Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is applicable only to separate financial statements of the Company.

The impact of the application of these standards is set out below:

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

The application of the IFRS 10 has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

The application of the IFRS 12 has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

IFRS 13, Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payment, leasing transactions that are within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The Company has applied the amendments to IAS 1, Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

IAS 19 Employee Benefits (as revised in 2011)

The Company applied IAS 19 Employee Benefits (as revised in 2011) since January 1, 2011 (date of transition).

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

b.	New and revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective:

IFRS 9, Financial Instruments3

Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures2

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities1

Amendments to IAS 32, – Offsetting Financial Assets and Financial Liabilities1

1 Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9, Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

The Company’s management anticipate that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company’s management does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes our minimum payments as of December 31, 2013 relating to long-term debt, operating leases, unconditional purchase obligations and other commercial commitments for the periods indicate. Certain provisions of our obligations could result in such payments being made in earlier periods than indicated below. For example, if a default exists under the indenture governing our Step-Up Senior Notes due 2020, the holders of such notes could, subject to the terms of the indenture, cause the acceleration of all principal and accrued interest payable in respect of such notes.

	Payment Due by Period
	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	(In thousands of pesos)
Contractual Obligations:
Long-Term Debt Obligations*	Ps.	2,297,253	Ps.	—	Ps.	—	Ps.	—	Ps.	2,297,253
Capital (Finance) Lease Obligation		—		—		—		—		—
Vendor Financing		25,615		25,615		—		—		—
Capital Lease and Vendor Financing Accrued Interest		8,593		8,593		—		—		—
Debt Obligations Interest		1,028,148		137,835		288,177		334,112		268,013
Operating Lease Obligation		339,655		96,180		234,717		8,758		—
Total	Ps.	3,699,264	Ps.	268,223	Ps.	522,894	Ps.	342,880	Ps.	2,565,264

*	For further information see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources - Financing sources and liquidity”

G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements” on page 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our Board of Directors

Our board of directors is responsible for the management of our business. The board of directors is comprised of eleven permanent and their alternate members, each of whom is elected annually at our general shareholders’ meeting. All board members hold their position for one year and may be reelected.

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

On October 2, 2013, through a General Shareholders Meeting, the shareholders of Maxcom approved the appointment of all the directors of the Company.

This change of all the directors was made in connection with the consummation of equity tender offer launched by Ventura Capital Privado.

The following table sets forth our current directors and their alternates, as appointed by our shareholders:

Name	Age	Position
Enrique Castillo Sánchez Mejorada	57	Chairman
Javier Molinar Horcasitas	54	Vice Chairman
Henry Davis Carstens	48	Director
Carlos Muriel Gaxiola*	53	Director
Alberto Martin Soberón	54	Director
Carlos Alverde Losada	43	Director
Ricardo Amtmann Aguilar	59	Director
Arturo Monroy Ballesteros	41	Director
Federico Chávez Peón *	47	Director
Angel Romanos Berrondo *	47	Director
Juan Carlos Braniff *	57	Director

*	Independent Director.

Wilfrido Javier Castillo Sánchez Mejorada, Manuel Papayanopulos Thomas, Paul Davis Carstens, Rodrigo Lebois Mateos, Gerardo Martín Bello, Ricardo Perrusquía, Ricardo Amtmann López, Juan Gilberto Guasco Godínez, Manuel Antonio Romo Villafuerte, Patricia Ferro Bertolo, José Carlos Balcazar serve as alternate directors during the absence of Enrique Castillo Sánchez Mejorada, Javier Molinar Horcasitas, Carlos Muriel Gaxiola, Juan Carlos Braniff, Angel Romanos Berrondo, Federico Chávez Peon, Ricardo Amtmann Aguilar, Henry Davis Carstens, Arturo Monroy Ballesteros, Juan Carlos Alverde Losada and Alberto Martin Soberón, respectively.

Fernando de Ovando Pacheco is the secretary of our board of directors. Armando Jorge Rivero Laing serves as alternate secretary of our board of directors. The secretary does not form part of our board of directors, but alternate secretary is part of this.

Carlos Muriel Gaxiola, Juan Carlos Braniff, Angel Romano Berrondo and Federico Chávez Peón are independent directors.

Set forth below is a brief biographical description of each of our directors:

Enrique Castillo Sanchez Mejorada has been appointed as Chairman of our board of director since October 2013. He also sits on the board of directors of Grupo Alfa, Grupo Cultiba, Grupo Aeroportuario Del Pacífico, Grupo Industrial Herdez, Médica Sur and Southern Cooper Corporation. He began his career at the Banco Nacional de México. He has been an Executive Director at Casa de Bolsa Inverlat and General Director of Seguros América; General Director of Grupo Financiero InverMéxico; General Director and Chairman of the Board of Directors of Ixe Grupo Financiero; General Director of Wholesale Banking in Banorte; Vice President and President of the Asociación de Bancos de México. His international experience includes running the Office of Credit Suisse First Boston Bank in Mexico from 1997 to 2000. Mr. Castillo has over 35 years of experience in the financial sector. He holds a Bachelor’s degree in Business Administration and Management from Universidad Anahuac.

Javier Molinar Horcasitas has been appointed as Vice-Chairman of our board of directors since October 2013. He sat on the boards of directors of Entretiene, Ventura Capital Privado and Make a Team; currently is member of the board of directors of Grupo Gigante. In their professional career served as Executive Vice President of Grupo Financiero Santander Mexicano and as Director of Corporate Promotion and Subsidiaries of Casa de Bolsa Inverlat, where he was also a member of the Board. At Ixe he was responsible for Business, Administration and Finance, was General Director of Ixe Banco and General Director of Ixe Grupo Financiero and was responsible for guide the integration process as a result of the merger of Grupo Financiero Banorte and Ixe Grupo Financiero in early 2011. Mr. Horcasitas graduated with a Bachelor's degree in Business Administration from the Universidad La Salle.

Henry Davis Carstens has been one of our directors since October 2013. He also participates as member of the board of directors of Grupo Financiero Aserta, Afianzadora Aserta, Afianzadora Insurgentes and Corporativo DAC. He served as member of board of directors of Ixe Grupo Financiero and was member of the Committees of Credit and Risk. He was a President and Chief Executive Offcer of Grupo Probelco. Mr. Davis graduates with a Master’s degree in Business Administration from J.L. Kellog Graduate School of Management. (Northwestern University).

Carlos Muriel Gaxiola has been appointed as one of our independent directors since October 2013. Also serves as Chairman of the board of Corporación Scribe and Virtual Market Ventures; and is independent board member of Corporación Actinver and Kubo-Financiero. He served as the Chief Executive Officer and Chairman of the board of ING Latin America and ING Mexico. Mr. Muriel has been part of the ING group where he worked as General Director, Managing Director, Country Manager and Americas Head of Financial Markets. He served as General Director of Afore Sntander-Serfin, Bursamex Casa de Bolsa; he had a leading positions on Casa de Bolsa Inverlat and Inverlat International. He is an economics and business administration graduate from Austin Community College and the University of Texas in Austin.

Alberto Martín Soberón has been one of our directors since October 2013. He participates, and has participated in the past in the board of directors of Soriana, Grupo Financiero Ixe and Grupo Inmex, among others. He served as Chief Executive Officer of Tiendas de Descuento del Nazas, which merged with Tiendas de Descuento del Norte to form Soriana. He was Managing Director of Grupo Financiero InverMexico. He has a degree in Accounting and an Engineering degree in Information Technology from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Carlos Alverde Lozada has been one of our directors since October 2013. Mr. Alverde serves as an Operations Director at Restaurantes Toks. He served before as Commercial and Marketing Director at Restaurantes Toks. He holds a bachelor degree in Communications from Universidad Anahuac and a master degree in Marketing Communications from North Western University.

Ricardo Amtmann Aguilar has been one of our directors since October 2013. He also sits on the board of directors of Banamex (Advisory Councils), Almacenadora del Valle de México and Hospital Bite Medica. He was a former member of Acciones Bursátiles, Allergan, Casa de Bolsa Bancomer, Berol, Ixe Grupo Financiero, among others. Actually is a President and Chief executive Officer of Laboratorios Sanfer. He holds a Master´s degree in Business Administration and Management from Universidad Anahuac.

Arturo Monroy Ballesteros has been one of our directors since October 2013. He also sits on the board of directors of Metrofinanciera, Casa de Bolsa Banorte-Ixe and Operadora de Fondos Banorte-Ixe. Mr. Monroy serves actually as Deputy Managing Director of Investment Banking and Structured Financing of Grupo Financiero Banorte. He holds a Master’s degree in Mathematics Methods in Finance from the Universidad Anahuac.

Federico Chavez Peon has been appointed as an independent directors of our board of directors since October 2013. He serves as Managing Partner of Promecap. He participates, and has participated in the past, in the board of directors of several companies including Grupo Aeroportuario del Sureste, Grupo Cultiba, Grupo Famsa, Unifin Arrendadora, Industrias Innopack, among others. Mr. Chavez acted as Chief Risk Officer at Banco Santander Mexicano and held several positions in the corporate banking division at Grupo Financiero Inverméxico, reaching the position of Divisional Director of Corporate Banking and Credit. He holds a bachelor degree in Industrial Engineering from the Universidad Nacional Autónoma de México.

Angel Romanos Berrondo has been appointed as one of our independent directors since October 2013. He serves as Chief Executive Officer and member of the board of directors of Crédito Real; also is member of the board of directors of Organización Mabe and Altamira Terminal Portuaria. He acted as Director of International Business of CB Capitales and was Director of Treasury of Mabe. Mr. Berrondo is Engineer and holds a Masters degree in Business Administration with specialization in Finance and Statistics from the Wharton School of Business at the University of Pennsylvania.

Juan Carlos Braniff has been appointed as one of our independent directors since October 2013. Actually serves as the Chairman and Chief Executive Officer of Capital I, Property Investment Funds; and is independent board member of Grupo Financiero Banorte. Mr. Braniff served as Vice-Chairmain of the board of directors of Grupo Financiero BBVA Bancomer and as Chairman of Insurance, Annuities, Afore, Bancomer, Bancomer Transfer Services (BTS) and Meximed; and a member of the Committees of Credit, Risk and Audit. He also sat on the boards of directors in companies such as: Aeroméxico, Maizoro, President Intercontinental Hotels, Gruma and Ixe Grupo Financiero, among others. He holds a Bachelor’s degree in Industrial Design from Universidad Autónoma Metropolitana.

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

Name	Age	Position
Enrique Ibarra Anaya	51	Chief Executive Officer
Armando Jorge Rivero Laing	50	Chief Financial Officer
Gabriel Cejudo Funes	48	Chief Residential Sales Officer

Set forth below is a brief biographical description of each of our executive officers:

Enrique Ibarra Anaya has been appointed as Chief Executive Officer at the end of October 2013. During his professional career, he has served in high management positions in financial and telecommunication companies, such as Ixe Grupo Financiero and Pegaso PCS (Telefónica Movistar México); companies where he served as Director of Systems and Telecommunications. During the last 8 years, Mr. Ibarra was Chief Executive Officer of Bursatec, a subsidiary of Grupo Bolsa Mexicana de Valores (the Mexican Stock Exchange), as well as Deputy General Director of Technology of the Bolsa Mexicana de Valores, where he was in charge of the installation and operation of the new electronic trading system, known as MoNeT, that substantially increased the processing capabilities of the trading platform of the Mexican stock exchange, and which latency (speed) is similar to the best trading systems of the world. Mr. Ibarra holds a degree in Civil Engineering from the Universidad Nacional Autónoma de Méxicoand Masters and Ph.D. degrees from Carnegie Mellon University.

Armando Jorge Rivero Laing has been appointed as Chief Financial Officer since October 2013. Mr. Rivero has over 25 years of experience in the financial industry and in the legal area. He served 7 years in Casa de Bolsa Arka and 19 years in Grupo Financiero Ixe. He holds a law degree from the Universidad Nacional Autónoma de México.

Gabriel Cejudo Funes has been our Sales, Marketing and Client Service Vice President since April 2011. Mr. Cejudo has over 18 years of experience in the telecommunications industry. Prior to joining us in 2006, Mr. Cejudo was Data Vice President and previously worked at Iusacell for 8 years. Mr. Cejudo holds a chemistry engineering degree from the Universidad Iberoamericana in Mexico City and a master in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE).

B.	Compensation

We paid an aggregate of Ps.1.5 million in cash compensation to the members of our board of directors during 2013.

Our senior management is not entitled to any benefits upon termination, except for what is due to them according to the Federal Labor Law (Ley Federal del Trabajo).

Stock Option Plan

On April 20, 2012, by means of resolutions adopted at our General Extraordinary and Ordinary Shareholders Meetings, our shareholders ratified a new executive incentive plan and the compensation or emoluments awarded to directors and members of our different committees and approved a capital increase through the issuance of 25,800,000 Series A shares to be held in treasury. The plan was composed of part cash payment and a part stock options. As of December 31, 2013, directors, officers and employees have exercised 19,921,098 Series A Shares, this plan is no longer in effect.

The General Ordinary Shareholders' Meeting held on October 2, 2013, authorized the issuance of 210,000,000 (two hundred ten million) Series "A" common shares to be used in connection with an employee stock option plan, whose participants, characteristics, terms and conditions will be defined by the Company's Corporate Practices Committee.

The management is defining the terms of a new employee incentive plan based on stock of the Company.

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

The members of our board of directors are elected annually at our ordinary general meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the board of directors were reelected or appointed at the general annual ordinary shareholders’ meeting held on October 2, 2013.

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

Members of the board of directors are not entitled to any benefits upon termination.

Committees

According to our board of directors established an audit and corporate practices committee to assist the board of directors to manage our business.

Audit and Corporate Practices Committee’s

Our board of directors has established an audit and corporate practices committee responsible for advising the board on, and overseeing, our financial condition and matters regarding accounting, taxation and release of financial information, as well as to oversee and mitigate the risks of doing business in general and with related parties such as our shareholders, and to supervise the compliance of laws and securities regulations that apply to us. The members of this board was appointed on October 2013.

The charter of our audit and corporate practices committee contains the rules of operation of such committee. Under the charter, the audit and corporate practices committee must be composed of at least three members. Each member of the audit and corporate practices committee (including its president) must be independent under the rules of the Exchange Act and the Mexican Securities Market Law.

The audit committee is comprised by Carlos Muriel Gaxiola (who acts as Chairman of the audit committee), Juan Carlos Braniff and Rodrigo Lebois and the corporate practices committee by Angel Berrondo Romanos (who acts as Chairman of the corporate practices committee), Patricia Ferro Bertolo and Rodrigo Lebois all of whom are independent under the rules of the NYSE, Rule 10A−3 promulgated under the Exchange Act and the Mexican Securities Market Law. If requested, our external independent auditor and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.

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

Beneficial ownership percentages calculated in the table below are based on 3,135,760,472 shares of Series A common stock issued and outstanding as of March 31, 2014.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Enrique Castillo Sánchez Mejorada (1)	129,318,684	4.12%	118,903,800
Javier Molinar Horcasitas (1)	129,318,684	4.12%	118,903,800
Henry Davis Carstens (1)	129,387,618	4.12%	118,967,181
Paul Davis Carstens (2)	129,387,617	4.12%	118,967,181
Carlos Muriel Gaxiola	*	*	—
Alberto Martin Soberon (1)	63,106,034	2.01%	58,023,687
Juan Carlos Alverde Losada (3)	*	*	—
Ricardo Amtmann Aguilar (3)	*	*	—
Arturo Monroy Ballesteros (3)	*	*	—
Federico Chavez Peon (3)	*	*	—
Angel Romanos Berrondo (3)	*	*	—
Juan Carlos Braniff (3)	*	*	—
All executive officers and directors as a group (22 persons)	580,518,637	18.49%	533,765,649

(1) The shares of Series A common stock are deposited in the administration trust F/ 744949 of Banco Mercantil del Norte, S.A., acting as trustee.

(2) Alternate director.

(3) Holders own less than one percent of our Series A common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our capital stock, including shares underlying CPOs as March 30, 2014, by each person that is a beneficial owner of 5% or more of our outstanding shares of capital stock, other than any persons described in Item 6E above.

Beneficial ownership percentages calculated in the table below are based on 3,084,038,441 shares of Series A common stock issued and outstanding as of December 31, 2013.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Trust 744869 of Banco Mercantil del Norte, S.A.(1)	258,775,236	8.25%	258,775,236

(1)	The beneficiary of the Trust 744869 is Solida Administradora de Portafolios, S.A. de C.V., SOFOM, ER, Grupo Financiero Banorte, an affiliate of Banco Mercantil del Norte, S.A.,

In accordance with a report issued by The Bank Of New York, as of March 31, 2013 there were 746,151 ADSs being traded in the NYSE, through —record holders.

 Significant Changes in Share Ownership

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and a equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, the investors advised by Ventura became the major shareholder in the Company.

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

The table below shows the reported highest and lowest market prices for our CPOs and ADSs on the Mexican Stock Exchange and the New York Stock Exchange for the periods indicated below:

	Mexican Stock Exchange (Mexican pesos per CPO)				New York Stock Exchange (U.S. dollars per ADS)
	High		Low		High	Low
Annual Highs and Lows
2014 (through May 12, 2014)	Ps.	3.37	Ps.	3.15	$1.86	$1.64
2013		5.71		3.02	3.38	1.40
2012		4.29		2.00	2.61	0.88
2011		6.77		2.38	4.00	1.05
2010		12.10		5.83	6.58	3.00
2009		12.40		4.20	6.49	1.70
Quarterly Highs and Lows:
2014:
First Quarter	Ps.	3.88	Ps.	2.96	$2.06	$1.42
2013:
First Quarter	Ps.	5.70	Ps.	3.73	$3.08	$1.76
Second Quarter		5.02		3.31	2.80	1.52
Third Quarter		5.71		6.68	3.38	1.96
Fourth Quarter		5.54		3.02	2.99	1.40
2012:
First Quarter	Ps.	3.87	Ps.	2.90	$2.07	$1.53
Second Quarter		3.30		2.00	1.78	0.88
Third Quarter		3.18		2.52	1.75	1.13
Fourth Quarter		4.29		2.90	2.61	1.37
Monthly 2014:
January	Ps.	3.88	Ps.	3.14	$2.06	$1.42
February		3.61		2.99	1.95	1.64
March		3.40		2.96	1.76	1.47
April		3.48		3.20	1.86	1.70
Monthly 2013:
January	Ps.	4.48	Ps.	3.73	$2.47	$1.76
February		5.09		4.40	2.92	2.26
March		5.70		4.20	3.08	1.89
April		5.02		3.84	2.80	2.11
May		4.50		3.74	2.51	2.00
June		4.24		3.31	2.33	1.52
July		5.38		3.68	3.00	1.96
August		5.50		4.65	3.38	2.41
September		5.71		4.85	3.02	2.57
October		5.54		3.02	2.99	1.64
November		3.60		3.18	2.38	1.62
December		3.35		3.05	1.80	1.40

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

 Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement even by mutual agreement is not permitted without approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval,Institución para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

Maxcom’s corporate purposes are found under Article Two of its bylaws. The duration of Maxcom’s existence under our bylaws is indefinite.

The following table sets forth our capital structure as of March 31, 2014:

Class of Shares	Number of Shares	% of Total Capital Structure
Series A common stock	3,138,091,655	100%
Total	3,138,091,655	100%

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

Outstanding Capital Stock

Because we are a variable capital stock corporation, our capital stock must have a fixed portion and may have a variable portion, both of which will be represented by shares of Series A common stock. Our outstanding capital stock consists of 1,528,827 shares of Series A common stock representing the fixed portion of our capital stock and 3,136,562,828 shares of Series A common stock representing the variable portion of our capital stock.

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

Elimination of Foreign Ownership Restrictions

The provisions of our bylaws restricting foreign ownership of our capital stock are based upon applicable provisions of the Mexican Foreign Investment Law and Mexican Federal Telecommunications Law which were amended on June 11, 2013 in connection with a reform to Mexican Constitution. Notwithstanding, the foregoing,our bylaws provide that, in circumstances where the restrictions on foreign ownership are eliminated, we will use our best efforts to take any and all actions necessary or advisable to cause the termination of the CPO trust and the distribution of the underlying shares of Series A common stock to the CPO holders including:

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

Non-Mexican holders of CPOs will be entitled to instruct the CPO trustee (or in the case of a holder of ADSs, instruct the ADS depositary to instruct the CPO trustee) to exercise the voting rights in respect of the shares of Series A common stock underlying such CPOs only on the following matters: (i) a change in our jurisdiction of incorporation, (ii) a transformation of our corporate form, (iii) our dissolution or liquidation, (iv) a merger to which we are a party, if we will not be the surviving company, (v) a delisting of our shares or any security that represent shares of the Company (including the CPOs) from any stock exchange, (vi) an amendment to our bylaws that may adversely affect the rights of the minority shareholders and (vii) for each 10% block of our Series A common stock underlying CPOs held, a non-Mexican holder can instruct the CPO trustee to exercise a right to appoint one director, provided that the election of a majority of our directors was approved by Mexican investors. In such cases, the CPO trustee will vote the shares of Series A common stock underlying CPOs held (directly or through ADSs) by non-Mexicans for which it received timely and proper voting instructions as instructed by the applicable non-Mexican holder. To the extent non-Mexican holders of CPOs fail to instruct the CPO trustee how to vote shares of Series A common stock underlying their CPOs, the CPO trustee will vote shares for which it did not receive timely and proper instruction in the same manner as the majority of the other shares are voted at the meeting. Under no circumstances are the non-Mexican holders of CPOs (directly or through ADSs) entitled to vote the underlying shares of Series A common stock directly or obtain a proxy to vote such shares.

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

Preemptive Rights

Under Mexican law, our shareholders generally have preemptive rights. If we offer our shareholders the right to subscribe for additional shares of Series A common stock, the CPO trustee will only make these rights available to holders of CPOs if the offer is legal and valid in the CPO holders’ country of residence. In this regard, the offer of corresponding rights to holders of the ADS, and any sale of additional corresponding CPOs to holders of ADSs, would require registration under the Securities Act or an exemption there from. We are under no obligation to register such offers or sales under the Securities Act or any other applicable law. Under Mexican law, preemptive rights may not be sold separately from shares. As a result, if the CPO trustee cannot offer preemptive rights or is effectively prohibited from disposing of preemptive rights, CPO holders would not receive the value of these rights, and their equity interest may be diluted.

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

Termination of the CPO Trust

The CPO trust agreement and the CPOs issued by the CPO trustee there under will expire 50 years after the date of execution of the CPO trust agreement, which is the maximum term permitted by Mexican law. At that time, the CPO trustee, pursuant to the instruction of the CPO trust’s Technical Committee, will:

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.0 million at December 31, 2013.

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

As of December 31, 2013, we had not accumulated distributable earnings that have been subject to the corporate income tax and that could be declared and paid to shareholders free of the corporate level dividend tax. Accordingly, any dividends we pay in excess of this amount will be subject to the corporate level dividend tax, and we may apply such corporate level dividend tax as a credit to our tax liability in the year paid and in the subsequent two years.

In addition, the indenture that governs the terms of our Senior Step-Up Notes due 2020 allows us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than (i) 4.25 to 1.00 on or before December 31, 2013, (ii) 4.00 to 1.00 on or after January 1, 2014 and on or before December 31, 2014 and (iii) 3.50 to 1.00 on or after January 1, 2015.

•	no default (as defined in the indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the dividend payments together with the aggregate amount of all other restricted payments (as defined in the indenture) do not exceed a certain amount determined in the indenture based on, among other things: (i) the consolidated net income of the company, (ii) the net cash flows from equity offerings, (iii) the lesser of the return on the restricted investments or the original amount of the restricted investment, (iv) the lesser of the fair market value (as defined in the indenture) of the company’s investment on a subsidiary after its re-designation as a restricted subsidiary or the original fair value as of the date in which such subsidiary was originally designated as unrestricted subsidiary.

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

Step-Up Senior Notes due 2020

According to the Plan, on October 11, 2014, Maxcom issued Step-Up Senior Notes due 2020 in an aggregate principal amount of US$ $180,353,962, which reflects the amount of the senior notes due 2014 less the amount of senior notes 2014 held in treasury by the Company plus the capitalized interest amount. The Step-Up Senior Notes bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; have a maturity date of June 15, 2020; are secured by the same collateral that secures the senior notes due 2014; and (e) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom. A.C. The Step-Up Senior Notes due 2020 are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee on October 11, 2013. The indenture governing our Step-Up Senior Notes due 2020 contains certain covenants that among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

Currency Swap Agreement

The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank  that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

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

In February 2013 the company unwound the swap with Morgan Stanley (France) SAS. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

Telefonica Movistar Agreements

On September 30, 2013, we entered into an agreement with Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., for the exclusive, unrestricted, and indefeasible right to use dark fiber optic property of Maxcom.

On January 30, 2013, we entered into an agreement with Pegaso PCS, S.A. de C.V., for the use of the 23 ghz frequency concession granted to Maxcom.

SAP Software License Agreement

On December 19, 2014, we entered into a software license agreement with SAP Mexico, S.A. de C.V. for the supply, installation and support of a new software in connection among other, the billing system of Maxcom.

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

Certain Material United States Federal Income Tax Considerations IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this document (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax-related penalties under the U.S. Internal Revenue Code. The tax advice contained in this document (including any attachments) was written to support the promotion or marketing of the transaction(s) or matter(s) addressed by the document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. The following is a general discussion of certain material United States federal income tax considerations to holders of our CPOs and ADSs and our Step-Up Senior Notes due 2020. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular investment circumstances or to certain types of holders that are subject to special tax rules, including partnerships, grantor trusts, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, dealers or brokers in securities or currencies, persons that use or are required to use mark-to-market accounting, persons that hold senior notes, CPOs or ADSs as part of a “straddle,” a “hedge,” a “conversion transaction,” or an “integrated transaction,” persons to whom the “constructive sale” or “constructive ownership” rules apply, persons with a functional currency other than the U.S. dollar, investors in partnerships and other pass-through entities, persons that own, or are deemed to own, CPOs or ADSs constituting 10% or more of our voting power, United States persons who hold senior notes, CPOs or ADSs through banks, financial institutions or other entities, or branches thereof, located, organized or resident outside the United States, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income tax considerations or any state, local or foreign income or non-income tax considerations to holders. This summary assumes that holders own CPOs, ADSs or senior notes exclusively as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed in this discussion are not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No assurance can be given that the IRS will agree with the views expressed in this discussion or that a court will not sustain any challenge by the IRS in the event of litigation.

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

EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGNINCOME AND OTHER TAX CONSIDERATIONS OF HOLDING CPOs, ADSs, OR SENIOR NOTES.

Step-Up Senior Notes due 2020 the following discussion assumes that all payments we make on the senior notes are denominated in U.S. dollars ..U.S. Tax Characterization of the Senior Notes. We believe that the senior notes should be treated as debt for U.S. federal income tax purposes, and the following discussion assumes such treatment.

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

A note holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of the Mexican withholding tax imposed in respect of payments on the senior notes in order to claim a foreign tax credit in respect of such Mexican withholding tax. As discussed above, the rules governing foreign tax credits are very complex. In addition, the Obama administration recently proposed several significant changes to the foreign tax credit rules, which if enacted could change the consequences discussed above. You should consult your tax advisors regarding the rules governing foreign tax credits and the deductibility of foreign taxes.

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

Information Reporting and Backup Withholding A note holder may be subject to information reporting and/or backup withholding with respect to payments on the senior notes or the gross proceeds from a sale or other disposition of the senior notes if, in either case, a payment is made to you within the United States or by a U.S. pay or or U.S. middleman. Backup withholding (currently at a rate of 28%) may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup with holding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding.

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

U.S. Holders of CPOs or ADSs

Taxation of Dividends and Other Distributions. Subject to the “passive foreign investment company” and “controlled foreign corporation” rules discussed below, distributions of cash or property with respect to the CPOs or ADSs (including the amount of any Mexican taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which will be includible in your income on the day on which the dividends are received by the CPO trustee (whether the U.S. Holder holds the CPOs directly or by way of an ADS) and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute anon taxable return of capital and reduce a U.S. Holder’s tax basis in the CPOs or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its CPOs or ADSs, such excess will constitute capital gain from the sale or other disposition of the CPOs or ADSs and taxed as described below. Dividends on the CPOs or ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid in pesos (including the amount of any Mexican taxes withheld there from, if any) will be includible in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the CPO trustee, regardless of whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss will generally be treated as income from sources within the U.S. You should consult your tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by the CPO trustee that are converted into U.S. dollars on a date subsequent to such receipt. Dividends received by individuals or other non-corporate taxpayers from U.S. and certain foreign corporations for years 2003 through 2012 are subject to U.S. federal income tax at the long-term capital gains rate (whereas under current law, such dividends received for years after 2012 are subject to U.S. federal income tax at ordinary income rates). Recipients of dividends from foreign corporations will benefit from these reduced rates if the dividends are received from certain “qualified foreign corporations.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” (as discussed below), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S. The ADSs should be considered to be readily tradable on an established securities market in the U.S. so long as they remain listed on the New York Stock Exchange. However, while not completely clear from doubt, we believe that the CPOs will not be treated as readily tradable on an established securities market in the U.S. Nevertheless, the Secretary of the Treasury has indicated that the U.S.- Mexico Tax Treaty would qualify under the qualified dividend rules, and we expect the Company will qualify for the benefits of such treaty. You should consult your tax advisors concerning the availability of the lower rate for dividends paid with respect to the CPOs and ADSs.

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

Mexican Income Tax Considerations

The following is a summary of the principal consequences under Mexico’s Income Tax Law (Ley del Impuesto sobre la Renta), which we refer to in this section as Law, regulations thereto and rules there under and under the Tax Treaties (as defined below), of the purchase, ownership and disposition of the Step-Up Senior Notes due 2020, CPOs and ADSs by a holder that is not a resident of Mexico for tax purposes and that will not hold the senior notes, CPOs, ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (each, a “Foreign Holder”).

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

This summary is based on the aforementioned laws in effect on January 1, 2013, which are subject to change. Each Foreign Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of purchasing, holding or disposing of the senior notes, CPOs or ADSs, including the applicability and effect of any state, municipal, local or foreign tax laws.

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

Starting year 2014, the withholding tax rate of 30% previously referred will be increased to 35%, derived from the tax reform bill recently approved.

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

The registration obligation with the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) for pension and retirement funds is repealed, thus, starting year 2014 the fulfillment of this formal requisite will not be required for the Mexican withholding taxes exemption previously described.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to Foreign Holders of the senior notes in respect of the Mexican withholding taxes applicable to interest payments and amounts deemed interest under the senior notes.

Holders or beneficial owners of the senior notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay additional amounts may be limited. Starting year 2014 this will also be applicable to those foreign banks, financial entities and investment banks that were registered with the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) as of December 31, 2013.

During fiscal year 2013, the Tax Treaty and the other tax treaties had no material effect on the Mexican tax consequences described in this section, this derived that as described above if certain requirements are met, under Mexican law interest payments (including payments of amounts deemed interest) to a Foreign Holder will generally be subject to a Mexican withholding tax at the Reduced Rate. During 2013, such treaties are not expected to have any material effect on the Mexican tax consequences described.

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

Please be aware that the flat rate business tax (IETU) is repealed starting year 2014.

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

Starting year 2014, an additional 10% income tax withholding will be triggered in case of dividend distributions made by us to Foreign Holders, notwithstanding if such dividends are paid from distributable earnings that have already been subject to taxation at the corporate level. The 10% withholding will not apply for dividends paid from distributable earnings as of December, 2013.

The application of the Tax Treaties entered by and between Mexico and other countries is allowed in order to reduce the tax withholding in question.

Distributions made by us other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico, with taxes being generally payable by us, as corporate-level taxes. The method of assessing and paying taxes applicable to any such distributions will vary depending on the nature of the distributions.

Sale or Disposition of CPOs or ADSs

The sale or other disposition of CPOs or ADSs by a Foreign Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets that meet certain characteristics. Sales or other dispositions of our CPOs or ADSs made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the aggregate amount of the transaction, without any deductions, or, subject to certain requirements applicable to the seller, at a rate of 30% imposed on gains realized from the disposition. Starting year 2014, the 30% tax rate previously referred will be increased to 35%, derived from the tax reform bill recently approved.

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

Starting year 2014, Mexican brokerage firms are obliged to carry out a 10% income tax withholding on the amount of the gains obtained by Foreign Holders (per transaction) derived from the sale or disposition of CPOs through the Mexican Stock Exchange.

The tax withholding previously referred will not be applicable in case the Foreign Holders evidence to the Mexican brokerage firm, its residency in a country with which Mexico has in force a Tax Treaty and provided that the requirements for the application of such Tax Treaty are met. A U.S. Holder that is eligible to claim the benefits of the Tax Treaty will not be subject to the referred tax withholding.

Other Taxes

A Foreign Holder will not be liable for Mexican estate, Mexican flat rate business tax (IETU), gift, inheritance or similar taxes with respect to the purchase, holding or disposition of the CPOs or ADSs, nor will it be liable for Mexican stamp, issue, registration or similar taxes.

As previously mentioned, the flat rate business tax (IETU) is repealed starting year 2014.

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

Quantitative and Qualitative Disclosures About Market Risk

The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations. In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010. In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank  that covers the exchange rate risk related to the coupon payments with respect to U.S.$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014. The other swap with Merrill Lynch Capital Markets A.G. remained as initially contracted.

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

In February 2013 the company unwound the swap with Morgan Stanley (France) SAS. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

At December 31, 2013, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$175.7 million aggregate principal amount of our Step-Up Senior Notes maturing on June 2020 not covered by the currency swaps) by approximately Ps.11.7 million over a one-year period. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

Interest Rate Risk

At December 31, 2013, the Step-Up Senior Notes due 2020 constituted substantially all of our indebtedness. We did not have variable interest debt outstanding.

Foreign Exchange Risk

Our primary foreign currency exposure relates to our U.S. dollar-denominated debt. A substantial portion of this debt is incurred to finance U.S. dollar-denominated capital expenditures. The majority of our debt obligations at December 31, 2013 were denominated in U.S. dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

The exchange rate of the peso to the U.S. dollar is a freely-floating rate and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes. At December 31, 2013, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the U.S.$175.7 million aggregate principal amount of our Step-Up Senior Notes maturing on June2020 not covered by the currency swaps) by approximately Ps.11.7 million over a one-year period.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On July 23, 2013, the Company commenced voluntary prepackaged Chapter 11 cases in the U.S. Bankruptcy Court for the District which constituted a default under the indenture governing the Company’s then outstanding U.S.$177.2 million aggregate principal amount of 11% Senior Notes due 2014. On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware entered an order confirming the Company’s plan of reorganization, which was fully consensual. On October 11, 2013, the Company emerged from bankruptcy protection and the Old Notes were cancelled pursuant to the terms of the plan of reorganization.

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

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and a equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, Ventura investors became the major shareholder in the Company.

As of March 31, 2014, and after the completion of the capital increase approved by the shareholders meeting held on October 2, 2013, the Maxcom capital stock is comprised by 3,135,760,472 Series “A” shares.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the period covered by this report our disclosure controls and procedures were not effective due to the material weakness described below.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO issued in 1992). Based on this assessment and those criteria, management has concluded that the Company’s internal control over financial reporting as of December 31, 2013 was not effective.

In connection with our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as of December 31, 2013 we identified a material weakness in our internal control over financial reporting with respect to certain aspects of our revenue and interconnection processes, specifically in the access controls to our systems, backup procedures and capacity systems and security policies and procedures, which could have a material adverse effect on us. This material weakness effects the ability of management to adequately rely on the auditing and billing reports, particularly related to revenues and interconnection fees.

Planned Remediation Efforts to Address Material Weakness

Our management team is implementing a remediation plan designed to address this material weakness, including utilizing more rigorous access controls procedures to our systems and the establishment of new policies to determine specific users and passwords, backup and incident policies as well as update our security policies and procedures to access the servers. Management will continue to monitor these remedial measures and the effectiveness of our internal controls and procedures and we believe that remediation to this material weakness will be ready by the end of 2014.

 (c) Attestation Report of the Independent Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting.

Except as otherwise discussed above, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Carlos Muriel Gaxiola is an audit committee financial expert as defined under the Securities and Exchange Commission guidelines. Mr. Muriel is an independent director of the board. Mr. Muriel is also “independent” in accordance with the NYSE listing standards and applicable SEC rules.

ITEM 16B. CODE OF ETHICS

Since March 2006, we adopted a code of ethics in compliance of the requirements of the Securities and Exchange Commission that applies to our principal executive officer, principal financial officer, principal accounting officer and other corporate and divisional employees. For further information see Exhibit 11.1.

We will provide a complimentary copy of Maxcom’s code of ethics upon request. Written requests for such copies should be directed to Maxcom Telecomunicaciones, S.A.B. de C.V., Avenida Guillermo González Camarena No. 2000, Colonia Santa Fe Centro Ciudad, Mexico, D.F. 01376, attention: Manager, Investor Relations. Telephone requests may be directed to 011-52-55-4770-1170.

If we grant any amendment or waiver of such provisions, we will disclose such waiver on our website, www.Maxcom.com, within five business days of any such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers, S.C. for the fiscal year ended December 31, 2013:

	Year Ended December 31
	2013
	(In millions)
Audit Fees(1)	Ps.	2.3
Audit Related Fees (2)	Ps.	0.0
All Other Fees (3)	Ps.	0.0
Total	Ps.	2.3

The following table sets forth the aggregate fees for professional services rendered by KPMG Cárdenas Dosal, S.C. for the fiscal year ended December 31, 2012:

	Year Ended December 31
	2012
	(In millions)
Audit Fees(1)	Ps.	5.4
Audit Related Fees (2)	Ps.	6.2
All Other Fees (3)	Ps.	0.0
Total	Ps.	11.6

(1)	Audit Fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with Securities and Exchange Commission statutory, annual reporting audit requirements and internal control over financial reporting.

(2)	Audit Related Fees are fees that support the auditing and reporting process, but are not directly related to it.

(3)	Other Fees includes fees for advisory and training services.

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

During the fiscal year ended December 31, 2013 we didn’t purchase any CPOs in the BMV, through the Company´s stock repurchase program. The detail of the purchases is as follows:

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
2013:
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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG Cardenas Dosal, S.C. (“KPMG”) was previously the principal accountants for Maxcom. On October 28, 2013, that firm was dismissed as principal accountants, and PricewaterhouseCoopers, S.C. (“PWC”), was named and engaged as principal accountants of Maxcom for the year ended December 31, 2013. The decision to change accountants was recommended by the Audit Committee and approved by our Board of Directors on October 28, 2013.

During the two fiscal years ended December 31, 2012, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The audit reports of KPMG on the consolidated financial statements of Maxcom as of and for the years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG´s report on the consolidated financial statements of Maxcom as of December 31, 2012 and 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011, contained a separate paragraph stating that “The accompanying consolidated financial statements have been prepared assuming that the Company will continue operating as a going concern. As discussed in notes 3 and 21 to the consolidated financial statements, the Company has experienced recurring losses, declines in revenues, cash flows and cash balances. Additionally, the Company’s ability to fulfill its debt obligations that mature in 2014, including the payment of semi-annual interest payments on such obligations is dependent on obtaining sufficient cash for the outstanding interest payments and on successfully completing the refinancing of the debt obligations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

A letter from KPMG is attached to this report on Form 20-F.

During the two fiscal years ended December 31, 2012, and any subsequent interim period up to October 28, 2013, we have not consulted with PWC regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) and the related instructions to such Item of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, or the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	Nominating Committee. We currently do not have, and are not required to have, a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function. We have an audit and corporate practices committee which performs corporate governance functions.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	Compensation Committee. We are not required to have a compensation committee. We have an audit and corporate practices committee, which assists our board of directors in evaluating and compensating our senior executives. All of the members of the audit and corporate practices committee are independent.

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. We have an audit and corporate practices committee of three members. Each member of this committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors and (2) Mexican law. For a detailed description of the duties of our audit and corporate practices committee, see “Management — Committees — Audit and Corporate Practices Committee.”

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.

Corporate Governance Guidelines. Listed companies are required to adopt and maintain corporate governance guidelines, addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the board. §303A.09	Corporate Governance Guidelines We operate under corporate governance principles that we believe are consistent with the principles of Rule 303A.09, and which are described in the Company’s website under “Corporate Governance”.

Code of Business Conduct and Ethics. A code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We also will post all waivers there from by any of our directors or executive officers on our website. We will provide a complimentary copy of our code of ethics upon request.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit and corporate practices committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which transactions must also be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our Board of Directors will establish certain guidelines regarding related party transactions that do not require Board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we are also required to inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy and makes proxies available. Under the deposit agreement relating to the ADSs, holders of the ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting either in person or through a person having a proxy specifically designated by the shareholder.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Maxcom Telecomunicaciones, S. A. B. de C. V.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2013 and the related consolidated statements of comprehensive income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers, S. C.

/s/ C.P.C. José Antonio Quesada Palacios

Audit Partner

México City, México

May 14, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Maxcom Telecomunicaciones, S. A. B. de C. V.:

We have audited the accompanying consolidated statements of financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (the ‘Company’) as of December 31, 2012, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Cardenas Dosal, S. C.

/s/ Luis A. Carrero Roman

Mexico City, Mexico

May 15, 2013

Consolidated Statements of Financial Position

December 31, 2013 and 2012

(In thousands of Mexican pesos)

	December 31,
	2013	2012
Assets

Current assets:
Cash and cash equivalents (Note 8)	$1,953,692	$146,516
Derivative financial instruments (Note 18)	-	16,385
Accounts receivable - net (Note 9)	633,179	614,674
Value added tax recoverable	50,911	14,598
Other sundry debtors	119,077	107,845
Inventories	16,697	17,512
Prepaid expenses	7,395	16,047

Total current assets	2,780,951	933,577

Non-current assets:
Telecommunication network systems and equipment - net (Note 11)	2,836,371	3,854,575
Investment property - net	35,690	37,671
Intangible assets - net (Note 12)	84,098	136,326
Deferred income tax (Note 10)	8,794	9,793
Derivative financial instruments (Note 18)		15,756
Other assets	10,709	9,920

Total non-current assets	2,975,662	4,064,041

Total assets	$5,756,613	$4,997,618

Liabilities and Stockholders’ Equity

Current liabilities:
Current step-up senior notes and senior notes (Note 15)	$6,200	$11,920
Accounts payable	266,793	406,532
Current installments of obligations under finance leases	4,171	5,488
Current other accounts payable	81,222	39,062
Customer deposits	2,400	2,152
Other taxes payable	50,200	22,412

Current provisions (Note 13)	60,436	-

Total current liabilities	471,422	487,566

Non-current liabilities:
Non-current step-up senior notes and senior notes (Note 15)	1,909,139	2,282,774
Installments of obligations under finance leases	4,177	5,173
Non-current other accounts payable	37,034	23,246
Labor obligations upon retirement (Note 19)	4,378	4,198
Other non-current liabilities (Note 16)	149,054	25,532
Non-current provisions (Note 13)	16,164	3,801

Total non-current liabilities	2,119,946	2,344,725

Total liabilities	2,591,368	2,832,291

Stockholders’ equity (Notes 20 and 21):
Capital stock	7,028,634	4,814,428
Additional paid-in capital	40,033	3,592
Accumulated losses	(3,903,422)	(2,652,693)

Total stockholders’ equity	3,165,245	2,165,327

Total liabilities and stockholders’ equity	$5,756,613	$4,997,618

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos, except share data)

	2013	2012	2011

Revenue - net (Note 7)	$2,504,968	$2,201,252	$2,375,941

Operating costs and expenses:
Network operating costs (Note 22)	2,289,060	1,371,354	1,418,852
Selling, general and administrative expenses (Note 22)	907,904	716,908	815,604
Other expenses (Note 22)	540,035	177,178	131,890

Total operating costs and expenses	3,736,999	2,265,440	2,366,346

Operating loss	(1,232,031)	(64,188)	9,595

Finance cost net (Note 23)	(270,248)	(379,891)	(540,370)

Finance income net (Note 23)	266,855	323,551	2,748

Finance cost-net (Note 23)	(3,393)	(56,340)	(537,622)

Loss before income tax	(1,235,424)	(120,528)	(528,027)

Income tax expense (benefit) (Note 10)	15,305	15,560	(14,890)

Net loss for the year	(1,250,729)	(136,088)	(513,137)

Other comprehensive income	-	-	-

Total comprehensive loss for the year	$(1,250,729)	$(136,088)	$(513,137)

Loss and comprehensive loss per share (Note 24):
Basic loss per common share (pesos)	(1.11)	(0.17)	(0.65)
Diluted loss per common share (pesos)	(1.11)	(0.17)	(0.63)

Weighted average basic shares (thousands)	1,127,528	789,819	789,819
Weighted average diluted shares (thousands)	1,127,528	799,013	812,882

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

December 31, 2013 and 2012

(In thousands of Mexican pesos)

		Additional			Total
	Capital	paid-in	Accumulated	Repurchase	stockholders’
	stock	capital	losses	of shares	equity

Balances as of January 1, 2011	$4,814,428	$813,135	$(2,820,522)	$(1,062)	$2,805,979

Stock option plan (Note 21)	-	3,919	-		3,919

Repurchase of shares				1,062	1,062

Total comprehensive loss for the year	-	-	(513,137)		(513,137)

Balances as of December 31, 2011	4,814,428	817,054	(3,333,659)	-	2,297,823

Reclassification of additional paid-in capital (Note 20)	-	(817,054)	817,054		-

Stock option plan (Note 21)	-	3,592	-		3,592

Total comprehensive loss for the year	-	-	(136,088)		(136,088)

Balances as of December 31, 2012	4,814,428	3,592	(2,652,693)	-	2,165,327

Increase in capital stock (Note 20)	2,214,206	-	-	-	2,214,206

Equity subscription rights		34,629			34,629

Stock option plan (Note 21)	-	1,812	-		1,812

Total comprehensive loss for the year	-	-	(1,250,729)	-	(1,250,729)

Balances as of December 31, 2013	$7,028,634	$40,033	$(3,903,422)	$	$3,165,245

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos)

	2013	2012	2011
Cash flow from operating activities

Loss before income taxes	$(1,235,424)	$(120,528)	$(528,027)
Adjustments for:
Depreciation and amortization	601,521	576,565	668,655
Loss on disposal of telecommunications network systems and equipment
and intangible assets	277,479	59,625	72,477
Foreign exchange (gain) loss not realized	(88,903)	(207,596)	319,573
Gain on repurchase of senior notes	-	(97,845)	-
Gain on extinguishment debt	(248,515)
Interest expense	214,336	300,941	297,497
Derivative financial instruments	9,341	49,500	(95,174)
Cost of stock option plan	1,812	3,592	3,919
Labor obligations upon retirement	180	1,713	794
Other non-cash	72,799	-	-
Impairment	578,257	-	-
Impairment of accounts receivables	129,301	65,824	153,888

Subtotal	312,184	631,791	893,602

Changes in working capital:
Accounts receivable	(175,785)	(44,387)	(106,021)
Value added tax recoverable	(36,313)	38,886	77,911
Other sundry debtors	16,747	(26,539)	21,483
Inventory	815	(8,488)	14,814
Prepaid expenses	8,652	9,062	13,419
Accounts payable	(149,342)	190,759	(130,521)
Customer deposits	248	101	(107)
Other taxes payable	35,737	(8,627)	(19,501)
Income taxes paid	(22,255)	(2,452)	1,667
Other accounts payable	179,469	(8,680)	(8,724)
Other liabilities	(789)	988	(6,006)

Net cash generated from operating activities	169,368	772,414	752,016

Cash flows from investing activities

Capital expenditures	(386,524)	(583,390)	(419,630)
Proceeds from sale of telecommunications network systems and equipment	1,680	2,354	2,395

Net cash used in investing activities	(384,844)	(581,096)	(417,418)

Cash flows from financing activities

Increase in capital stock	2,192,306	-	-
Interest paid	(164,804)	(260,625)	(295,830)
Derivative financial Instrument	22,800
Repurchase of senior notes	(27,270)	(182,302)	(20,979)
Proceeds from finance lease (finance lease payments)	(3,464)	1,545	2,505
Repurchase of shares	-	-	1,062

Net cash used in financing activities	2,019,568	(441,382)	(313,242)

Net increase (decrease) in cash and equivalents	1,804,092	(248,376)	15,998

Cash and cash equivalents exchange loss (gain)	3,084	(1,688)	5,358

Cash and cash equivalents:
At beginning of year	146,516	396,580	375,224

At end of year	$1,953,692	$146,516	$396,580

The accompanying notes are an integral part of these consolidated financial statements.Non-cash transactions:

The main non-cash transactions in 2013 included the acquisition of assets under lease agreements (Note 11) and the conversion of debt into equity (Note 15). The principal non-cash transactions in 2012 and 2011 included the acquisition of assets under lease agreements (Note 11).

Notes to Consolidated Financial Statements

December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos, except exchange rates and loss per share)

Note 1 - Entity incorporation:

Maxcom Telecomunicaciones, S. A. B. de C. V. and Subsidiaries (“Maxcom”, the “Company” or the “Group”), is a Mexican Limited Liability Public stock Corporation with variable capital incorporated on February 28, 1996. The Company is engaged in the construction and operation of a telecommunications network, voice over IP, local, national and international long-distance telephone services, public telephone, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephone services as a virtual mobile network operator. The Company began its commercial operations in May 1999.

Pursuant to the resolutions adopted by the stockholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S. A. B. de C. V.”). The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPO´s” on the Mexican Stock Exchange or “BMV” and in the form of “American Depositary Shares” or “ADS”, on the “New York Stock Exchange” or “NYSE”. The Company is subject to the applicable provisions of the Business Corporations Law and to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission in Mexico (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U. S. Securities and Exchange Commission in the United States of America (“SEC”). Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act (“Ley del Mercado de Valores”) and ancillary regulations.

Maxcom is domiciled in Guillermo González Camarena St. # 2000, C.P. 01210, México, D.F.

Note 2 - Significant Events:

Recapitalization and debt restructuring

The Company experienced recurring losses, declines in revenues, cash flows, and cash balances and its ability to fulfill its debt obligations that mature in 2014 raised substantial doubt of its ability to continue as a going concern.

On December 4, 2012, Maxcom entered into a recapitalization agreement pursuant to which it would conduct an exchange offer for its outstanding senior notes (the “Debt Exchange Offer”) and concurrently Ventura Capital Privado, S.A. de C.V. (“Ventura”) would conduct a tender offer for Maxcom’s outstanding equity securities (the “Tender Offer”) and make a capital contribution to Maxcom (the “Capital Contribution”). The Tender Offer and Capital Contribution were conditioned on, among other things, the success of the Debt Exchange Offer. The Debt Exchange Offer was extended three times and expired on April 24, 2013 without the conditions to the offer having been satisfied and, as a result, Maxcom did not receive the Capital Contribution.

The Company made three unsuccessful attempts of tender offer to restructure change in ownership and recapitalization.

On July 23, 2013, Maxcom filed for a voluntary prepackaged Chapter 11 case in the U.S. Bankruptcy Court for the District of Delaware to implement a recapitalization plan and debt restructuring. Through the recapitalization plan, Ventura agreed to purchase the equity interest to the former holders and fund new capital to Maxcom through an equity tender offer and a capital contribution.

On September 10, 2013 the Company received the confirmation of the plan of reorganization and debt restructuring under section 1129 of the bankruptcy code.

On October 4, 2013, Ventura contributed $653 million in cash and purchased the outstanding equity interest of Bank of America. As of that date, Ventura owned 69.9% equity shares in Maxcom.

On October 11, 2013 the Company’s, prepackaged Chapter 11 plan of reorganization became effective and Maxcom emerged from Chapter 11, 79 days after voluntarily filing for bankruptcy protection.

The Company incurred expenses for an amount of $212,017 recognized in the statement of comprehensive income.

Telecom Reform

Effective June 12, 2013 the Mexican Congress enacted an amendment to the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aiming to strengthen competition and providing the telecommunications authorities, the new Federal Telecommunications Institute or IFT, with broader capacities to regulate the telecommunication and broadcasting industries.

The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations), raising the limit on foreign investment in the broadcasting industry to 49%.

Additionally, the enacted bill provides for the issuing of two new broadcasting licenses to be awarded by public auction.

“Must carry” and “must offer” obligations for television companies were also included in the new bill.

Note 3 - Concessions, frequency rights and interconnection agreements:

Concessions:

On December 20, 1996, Maxcom were awarded with a local and long-distance telephony concession. On February 3, 1997, the Mexican Ministry of Communications and Transportation (“Secretaría de Comunicaciones y Transportes” or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). This concession is not exclusive. The initial term of the concession is 30 years and includes certain renewal rights. Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession.

The concession grants the Company the right to provide local, national and international long-distance telephone services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 21c.

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

In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see Note 21d.

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

During 2003 and 2002, the Company entered into various interconnection agreements with other local and long distance carriers and mobile phone companies, as well as agreements which allow the Company to render public telephone services through the capacity acquired from mobile networks.

Note 4 - Basis of preparation:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”). IFRSs comprises: i) International Financial Reporting Standards (“IFRS”); ii) International Accounting Standards (“IAS”); IFRS Interpretations Committee (“IFRIC”) Interpretations; and iv) Standards Interpretations Committee (“SIC”) Interpretations.

As required by regulations issued by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) for listed companies in Mexico, beginning on January 1, 2012, the Group discontinued using Mexican Financial Reporting Standards (“Mexican FRS”) as issued by the Mexican Financial Reporting Standards Board (“Consejo Mexicano de Normas de Información Financiera” or “CINIF”) and began using IFRS.

In accordance with the General Corporation Law and the Company’s bylaws, the stockholders are empowered to authorized modify the consolidated financial statements after issuance.

The accompanying consolidated financial statements were authorized for issuance on April 30, 2014, by Mr. Enrique Ibarra Anaya, Maxcom’s Chief Executive Officer, and consequently do not reflect events after this date.

(a)	Basis of measurement:

The consolidated financial statements have been prepared on the historical convention, as modified by the revaluation of derivative financial instruments that are measured at fair value through profit or loss at the end of each reporting period.

(b)	Functional and presentation currency:

These consolidated financial statements are presented in Mexican pesos, which is the Company’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousands, except when otherwise indicated.

(c)	Use of estimates and judgments:

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

i.	Judgments:

The key judgments made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Concession and frequency rights renewal:

Under Mexican Law, Maxcom is subject to renewal of their concession and frequency rights, according to the requirements established by the SCT. The continuity of the business is subject to the renewal of the concession and frequency rights. The expiration dates are as follows:

Expiration
Concession / Frequency rights	date

Public telecommunications network in Mexico	2027
Cable television and restricted radio	2026
Frequency rights	2018

Installation cost:

The Company amortize the installation cost over the period in which the service is provided. Once the customer terminates the service, the Company does not consider any additional value related to the installation cost. The Company perform impairment reviews related to determine the average customer life and came to the conclusion that is five years (Note 11).

ii.	Use of estimates:

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the future are as follows:

Derivative financial instruments:

The fair value of derivative financial instruments that are not traded in an active market (over-the-counter derivatives) is determined by using valuation techniques.

The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Useful lives:

As described in Notes 5(e) and (f) below, the Company reviews its depreciation and amortization methods and estimates of useful lives and residual values of long-lived assets (including telephone network systems and equipment and intangibles and frequency rights) each annual reporting date and adjusts them if appropriate.

On 2013, the Company change the useful life of the line installation cost for residential customer from twenty year to five years. This change was generated by the new telecom reform.

Valuation of long-lived assets:

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Key assumptions used in the calculation of recoverable amounts are the discount rate and the asset’s residual values.

As of December 31, 2013, based on the Company’s impairment testing, an additional impairment loss was recognized (see Note 11).

Impairment sensitivity analysis:

The Company test telecommunication network and equipment for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When any indicator of impairment is identified, an impairment test is performed based on each cash-generating unit (CGU). The CGUs identify by the Company are pay TV, public telephone (PT) and other services (OS). The carrying values of these CGUs are compared to their recoverable amount, which is the higher of value in use and fair value less costs to sell. On October, 2013, according to the business plan of the Company’s new management, the CGUs pay TV and public telephone are not considered strategic, and recognized an impairment loss of $578,257 as of December 31, 2013.

The impairment analysis were performed with a discount rate of 11.71%. An increase in the discount rate to 15% or a decrease in the discount rate to 10% would not have a significant impact on the impairment analysis.

Utilization of tax losses:

The Company does not recognize a deferred tax asset arising from unused tax losses or tax credits due to the uncertainty the Company and its subsidiaries will have sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the Company.

Allowance of doubtful accounts receivable:

The allowance for doubtful accounts represents the estimate of losses resulting from the failure or inability of our customers to make required payments. Determining the allowance for doubtful accounts receivable requires significant estimates. The Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions suggest changes from historical trends. Management considers the estimate to be sufficient to cover the potential risk of impairment; however, actual results may differ from the estimates resulting in a material adjustment to the carrying amounts of the accounts receivable within the next financial year.

Estimates related to revenues from installation services:

When the installation expenses are charged to our residential customers, the related revenues are recognized when installation is complete. No installation expenses are charged to our commercial clients and such costs are capitalized and amortized on a straight line basis for a period of 5 years. Installation costs capitalized are expensed once the relationship with the customer is terminated. In 2013, the company change the useful life of the line installation cost for residential customer from twenty year to five years. This change was generated by the new telecom reform with important changes in the infrastructure lease from the predominant agent. The 2013 impact for the change in the useful life was for Ps.57.1 million. Every change of 1 year in the useful life represent approximately Ps.12.7 million on annual basis (Note 11).

Note 5 - Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented unless otherwise stated.

(a)	Basis of consolidation:

i.	Subsidiaries:

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

ii.	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

	%
Subsidiary company	2013 and 2012	Activity

Asesores Telcoop, S. A. de C. V. (i) (iv)	99.9	Business advisory services
Celmax Móvil, S. A. de C. V. (i)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A. C. (i)	99.9	Non-for-profit foundation
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V. (iv)	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications
		services
Servicios MSF, S. A. de C. V. (iii)	99.9	Administrative personnel services
Outsourcing Operadora de Personal, S. A. de C. V. (iv)	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication
		services
TECBTC Estrategias de Promoción, S. A. de C. V. (iv)	99.9	Technical personnel services
Telereunión, S. A. de C. V. (ii)	99.9	Long distance and infrastructure
		leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i)	These companies are in pre-operating stage.
(ii)	These companies were formerly part of VAC Group (former owner statements of Telereunion Group), which together and hereinafter are referred to as “Grupo Telereunión”.
(iii)	Subsidiary established in 2011.
(iv)	Subsidiaries of Maxcom Servicios Administrativos, S. A. de C. V.

(b)	Foreign currency transactions:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign exchange gains and losses are presented in the statement of comprehensive income within finance cost, net.

(c)	Financial instruments:

i.	Financial assets:

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

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Cash and cash equivalents:

Cash and cash equivalents comprise cash balances, call deposits and overnight government instruments with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

ii.	Financial liabilities:

Trade payables:

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings:

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowing costs:

Specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Compound financial instruments:

Compound financial instruments issued by the Group comprise foreign-currency denominated convertible-notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. However, as these instruments are denominated in a currency different from the functional currency of Maxcom, they failed the “fixed for fixed” requirement and the whole instrument in classified as financial liability.

The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative liability component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs were allocated to the liability component.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The embedded derivative liability is subsequently measured at fair value through profit or loss, upon conversion or expiry when it is derecognized.

Borrowings and embedded derivative liability are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

(d)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for repurchase shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

(e)	Derivative financial instruments

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

To mitigate exposure to Peso/U.S. Dollar foreign exchange fluctuation risks, the Company uses derivative financial instruments such as cross currency swaps.

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting. Derivative gains or losses are shown in the statement of comprehensive income and statement of cash flows as either operating or financing items depending on the nature of the item being economically hedged. In particular, the interest rate and cross currency swaps are presented within the finance cost line and within financing activities, in the statement of comprehensive income and statement of cash flows, respectively.

(f)	Inventories

Inventories consist of material used to install telephone lines and network build-out, and are measured at the lower of cost and net realizable value. Cost is determined using the average cost formula, and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(g)	Telecommunication network systems and equipment - Net

i.	Recognition and measurement

Items of telecommunication network systems and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

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

When parts of an item of telecommunications network systems and equipment have different useful lives, they are accounted for as separate items (major components) of telecommunications network systems and equipment.

The gain or loss on disposal of an item of telecommunications network systems and equipment is determined by comparing the proceeds from disposal with the corresponding carrying amount, and is recognized net within other income/expenses in the statement of comprehensive income.

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized. The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations, in other expenses.

All the installation cost is capitalized. Only when the installation expenses are charged to our residential customers, the Installation costs is expensed up to the amount charge. The useful life of the line installation cost for residential customer is five years because it is the average tenure of our customers. Installation costs capitalized are expensed once the relationship with the customer is terminated. No installation expenses are charged to our commercial clients and such costs are capitalized and amortized on a straight line basis for a period of 5 years.

ii.	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred, including the costs of the day-to-day servicing of systems and equipment.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value.

Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives of each component of an item of telecommunications network systems and equipment. Leased assets and leasehold improvements are depreciated at the lesser of its useful life or contract term. If it is reasonably certain that the Company will obtain ownership, the leased assets are depreciated over contract term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Estimated
useful
life (years)

Telecommunications network and equipment	Between 23 and 24
Public telephone equipment	8
Leasehold improvements and outside plant	Between 2 and 20
Radio equipment	30
Line installation cost	5
Electronic equipment	25
Computer equipment	5
Transportation equipment	4
Office furniture	10
Other	10
Engineering equipment	10

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and adjusted if appropriate.

An asset´s carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

(h)	Investment property

Investment property is land and a building which are owned and held to earn rental income under operating leases, and which is not occupied by the companies in the consolidated Group. Investment properties are stated in the balance sheet at their acquisition cost.

(i)	Intangible assets

Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and impairment losses.

As previously mentioned (Note 3), the SCT awarded the Company, at no cost; a concession to install and operate a public telecommunications network for a 30-year period. The concession and the related grant were initially recognized at their nominal amount, therefore, they have no recorded value for financial reporting purposes and they are only disclosed in a note to these consolidated financial statements.

Frequency rights are recorded at their acquisition cost.

i.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, is recognized in the statement of comprehensive income.

ii.	Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Useful
life (years)

Infrastructure rights	30 and 15
Software licenses	3.3
Frequency rights	20*

*	Amortization of frequency rights is amortized over the term of the frequency rights.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(j)	Leased assets

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

Leases of transportation equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

(k)	Impairment

i.	Non- derivative financial assets

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

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the statement of comprehensive income and reflected in an estimate account against loans and receivables. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

The Company records an estimate in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client. In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client. Accounts handed over to the Company’s legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the internal counsel handling the account.

ii.	Non-financial assets

Telecommunications network systems and equipment and intangible assets subject to depreciation and amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of nonfinancial assets are reviewed for possible reversal at each reporting date.

(l)	Employee benefits

i.	Seniority Premium

A defined contribution plan is a plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the separate entity does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to profit or loss in the period in which they arise.

Past-service costs are recognized immediately in income.

ii.	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

iii.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company’s stockholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost in the statement of comprehensive income.

(n)	Revenue

Revenue is measured at the fair value of the consideration received or receivable, and represents amount receivable for services provided. The Company recognizes revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to the entity, as described below:

•	Sale of telephone equipment to clients is recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer. Revenues from services are recognized as rendered.

•	Revenues from public telephone services are recognized based on the cash collected which is the same time when services are rendered.

•	Revenues from interconnection services are recognized on accrual basis. The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause. In accordance with these agreements, if the imbalance between local calls originated from the other telephone concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephone company over the course of one month do not exceed an established percentage of 5%, there will be no payment of an interconnection rate charge to the user for interconnection services. However, if the imbalance exceeds that percentage in a particular month, the Company or the telephone concessionaire is subject to a charge per minute. During the years 2013, 2012 and 2011, the imbalance did not exceed 5%.

The Company has interconnection agreements for long-distance and mobile services with other concessionary telephone companies. However, they do not include the clause of the “bill and keep” compensatory agreement.

•	Revenues from pay television services are recognized as rendered.

•	Revenues from mobile telephone services are recognized when the service is provided or minutes expire.

•	For mobile telephone revenues the Company evaluates the revenue recognition of multiple-element arrangements evaluating the time and manner in which revenues for the different accounting units should be recognized. For the Company the separated accounting units are the sale of mobile telephone equipment which is recognized at fair value at the moment of delivery to the customer; and mobile services which are recognized as the service is provided.

•	Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable. Revenue from bundled services is recognized in the month in which the services are provided. The sale of the equipment is not separable from the sale of the services; the services cannot be obtained independently from the purchase of the equipment. Therefore, the bundled services are not unbundled.

•	Revenues from lease of transmission capacity through the fiber optic ring are recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying value of the leased asset and are recognized on the same basis as the lease revenues. The transactions are therefore recorded as operating lease agreements. The contracted sales price is mainly paid in advance and sales that are not recognized in income are recorded as deferred revenues in non-current other accounts payable and current other accounts payable, respectively, in the statement of financial position.

(o)	Finance income and finance costs

Finance income comprises interest income on funds invested and fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and fair value losses on financial assets at fair value through profit or loss.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(p)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(q)	Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary stockholders of the Company by the weighted average number of ordinary shares outstanding during the period, less treasury shares. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary stockholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(r)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components and which is reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined that it has one operating segment: Telecommunications. The segment offers different service products to its customers based on the type of market, divided as follows: residential, commercial, public telephone, wholesale and others. The financial information reviewed by the chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit. The Company also divided its operating segment in the following geographical destinations: Metropolitan Area, Central-South, and North (all within Mexico).

(s) Share-based payment

The fair value of share-based payment awards is calculated using an option pricing model. In accordance with IFRS 2 Share-based Payment, the resulting cost is charged as employee costs to the income statement over the vesting period of the relevant award. This charge is amended to take into account changes in the number of equity instruments expected to vest as a consequence of the changes in expectation as to the attainment of any performance-related conditions. No changes to the charge are made when the expected or actual level of awards vesting differs from the original estimate due to non-attainment of market conditions. Cancelled awards were deemed to have vested upon cancellation.

Note 6 - Financial risk management:

Overview:

The Company´s activities expose it to a variety of financial risks: credit risk; liquidity risk and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the management and the Audit Committee as responsible for developing and monitoring the Company’s risk management practices. The Audit committee reports regularly to the Board of Directors on its activities.

The Company’s risk management practices are established to identify and analyze the risks faced by the Company, to monitor risks. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Company’s risk management practices and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities.

Accounts receivable:

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

As described in Note 5(h), the Company recognizes impairment of receivables through an allowance for doubtful accounts which is further detailed in Note 9.

Impairment losses:

Aging of trade receivables at the reporting date:

	December 31, 2013		December 31, 2012
	Gross	Impairment	Gross	Impairment

Not past due	$500,048	-	$456,543	-
Past due 0-90 days	81,610	-	108,241	-
Past due 91-120 days	-	-	-	-
More than 121 days	205,297	153,778	635,880	585,990

	$786,955	153,778	$1,200,664	585,990

See in Note 9 the movement in the allowance for doubtful accounts.

Investments:

The Company limits its exposure to credit risk by investing only in overnight government instruments and only with trustworthy banks. Management does not expect any counterparty to fail to meet its obligations.

Liquidity risk:

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

The following are the maturities as of December 31, 2013 and 2012 including estimated interest payments:

	Less than	From 1 year	More than
As of December 31, 2013:	1 year	to 2 years	3 years	Total

Step-up Senior Notes	-	-	2,297,253	2,297,253

Fixed annual interest rate of 11% from January 1 to October 6,2013, 6% from October 7, 2013 to June 14, 2016, 7% from June 15, 2016 to June 14, 2018 and 8% from June 15, 2018 to June 15, 2020, payable semiannually	137,835	137,835	752,478	1,028,148

Accounts payable	266,750	43	-	266,793

Current other accounts payable	27,447		-	27,447

Customer deposits	2,400		-	2,400

Finance lease	4,935	4,890	-	9,825

Non-current other accounts payable		37,034	-	37,034

Other non-current liabilities		149,054	-	149,054

	Less than	From 1 year	More than
As of December 31, 2012:	1 year	to 2 years	3 years	Total

Senior Notes	-	2,282,774	-	2,282,774

Fixed annual interest rate of 11%, payable semiannually	253,464	253,464	-	506,928

Accounts payable	407,498	737	15	408,250

Current other accounts payable	39,062			39,062

Customer deposits	2,152			2,152

Non-current other accounts payable		23,246		23,246

Other non-current liabilities		25,532		25,532

Finance lease	210	8,515	1,310	10,035

Market risk:

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

Currency risk:

The Company entered into currency swap transactions with Morgan Stanley (France), SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of our senior notes. All currency swap transactions were canceled in advance in February 2013, with an amount of $9,341 recorded in finance cost in the statement of comprehensive income.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Note 15 provide the details on the foreign currency position of the Company as of the date of the statements of financial position.

Sensitivity analysis

A strengthening of the US Dollar against the Mexican peso at December 31, 2013 and 2012 would have increased loss by the amount shown below. This analysis is based on a 10% foreign currency exchange rate increase on the Senior Notes liability at the carrying amount of U.S. $180.4 and $177.1 million, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant.

		December 31
		2013	2012

US Dollar (10% strengthening)	Loss	$235,840	$230,410

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The senior notes due 2020 constitute substantially all of the Company’s indebtedness and bear interests at a fixed rate, see Note 14.

For presentation purposes, an increase of 100 basis points in the curve of the credit rating of the reporting date would have decreased by $3,954,380 the fair value of debt and a decrease of 100 basis points would have increased by $4,201,762 for 2013. For 2012 an increase of 100 basis points would have decreased by $2,854,348 and a decrease of 100 basis points would have increased by $3,007,455 the fair value of the debt.

Sensitivity analysis

Until 2012, the Company manages the market risk (interest rate risk and currency risk) of the derivative financial instrument in its position through the use of value at risk (VaR). VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The VaR methodology used by Maxcom is a parametric model with a 99% confidence level and one-day time horizon. The table below sets out the VaR for Maxcom regarding the financial derivatives held in position as of:

		Fair value	Value at risk
Month end	Level	derivate	@99%

December 2012	2	$32,141	$5,844

VaR results presented above imply that Maxcom would expect to incur a loss in December, 2012 of $5,844, under normal market conditions with a 99% confidence level. Such VaR measure has limitations that are described as follows:

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

The characteristics of the cross currency swaps acquired since 2011 by Maxcom match perfectly the characteristics of the primary position (senior notes bearing interest at a fixed annual rate of 11%,), thus a 100% effectiveness of the hedge is expected notwithstanding with the stress scenario or sensitivity test used, due to the fact that any change in fair value or the Cross Currency Swap will offset the change in fair value for the primary position.

The market risk factors that affect the fair value of the financial derivatives are MXN Rate TIIE, USD Rate LIBOR and FX Rate MXN/USD.

Capital management:

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Capital consists of capital stock, additional paid-in capital, accumulated losses and repurchase of shares.

From time to time the Company purchases its own shares on the market; the timing of these purchases depends on market prices. Primarily the shares are intended to be used for issuing shares under the Company’s share option program. Buy and sell decisions are made on a specific transaction basis by the General Management Director; the Company does not have a defined share buy-back plan.

There were no changes in the Group’s approach to capital management for the year ended December 31, 2013. The Group’s strategy was to maintain the gearing ratio within 5% to 15%.

The gearing ratios at December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012

Total Step-up Senior Notes and Senior Notes	$1,909,139	$2,282,774
Less: cash and cash equivalents	1,953,692	146,516
Net debt	(44,553)	2,136,258

Total stockholders’ equity	$3,165,245	$2,165,327

Gearing ratio	(1)%	99%

Fair value of financial instruments carried at amortized cost:

Except as detailed in the following table, the management considers that the carrying amounts of current financial assets and liabilities recognized in the consolidated financial statements for the years ended December 31, 2013 and 2012, approximate their fair values.

	December 31, 2013			December 31, 2012
		Carrying	Fair		Carrying	Fair
	Level	amount	value	Level	amount	value

Step-up senior notes, senior notes and accrued interest	2	1,915,339	2,022,827	2	2,294,694	1,556,773
Other non-current liabilities (Note 16)		204,336	213,614

The fair values of financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

There were no transfers between levels during the year.

Determination of fair value:

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

Financial instruments carried at amortized cost:

The fair value of financial instruments carried at amortized cost is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.

Derivatives

The fair value of the cross currency swaps is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

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

Fair value hierarchy:

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

Financial instruments in level 2:

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Note that all of the resulting fair value estimates are included in Level 2 except for certain forward foreign exchange contracts explained below.

	December 31, 2013
		Assets as
		fair value
	Loans and	through profit
	Receivables	or loss	Total

Assets as per balance sheet:
Cash and cash equivalents	$1,953,692	$-	$1,953,692
Accounts receivable	786,955	-	786,955
Other sundry debtors	119,077		119,077

Total	$2,859,724	$-	$2,859,724

	December 31, 2013
	Financial	Liabilities at
	liabilities at	fair value
	amortized	through profit
	cost	or loss	Total

Liabilities as per balance sheet:
Accounts payable	$266,793	$-	$266,793
Current other accounts payable	81,222	-	81,222
Customer deposits	2,400	-	2,400
Non-current other accounts payable	37,034	-	37,034
Other non-current liabilities	149,054	-	149,054
Step-up senior notes	1,915,339	-	1,915,339
Vendor financing	8,348		8,348

Total	$2,460,190	$-	$2,460,190

	December 31, 2012
		Financial
		assets at
		fair value
	Loans and	through profit
	receivables	or loss	Total

Assets as per balance sheet:
Cash and cash equivalents	$146,516	$-	$146,516
Derivative financial instruments	-	32,141	32,141
Accounts receivable	1,200,664	-	1,200,664

Total	$1,347,180	$32,141	$1,379,321

	December 31, 2012
	Financial	Liabilities at
	liabilities at	fair value
	amortized	through profit
	cost	or loss	Total

Liabilities as per balance sheet:
Accounts payable	$406,532	$-	$406,532
Current other accounts payable	39,062	-	39,062
Customer deposits	2,152	-	2,152
Non-current other accounts payable	23,246	-	23,246
Other non-current liabilities	25,532	-	25,532
Derivative financial instruments	-	-	-
Senior notes	2,294,694	-	2,294,694

Total	$2,791,218	$-	$2,791,218

Note 7 - Operating segments:

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

Information about products and services:

The revenue is divided for the years ended December 31, 2013, 2012 and 2011 as shown below:

Markets	2013	2012	2011

Residential	$968,033	$1,003,507	$994,663
Commercial	643,637	632,027	606,964
Public telephone	146,199	174,887	232,794
Wholesale	729,160	374,124	526,876
Others	17,939	16,707	14,644

Total revenue	$2,504,968	$2,201,252	$2,375,941

Each of the above markets is comprised of homogeneous customers.

Information about geographical areas:

The information by geographical location (all within Mexico) including revenue, total assets, and additions of the telephone network, systems and equipment is as follows:

	Metropolitan	Central-
	area(1)	south(2)	North(3)	Total

Period for the year ended December 31, 2013:
Local	$1,134,291	$669,564	$16,681	$1,820,536
Long distance	448,768	137,833	31,459	618,060
Rent of dedicated links	225	-	-	225
Sale of equipment to customers	2,502	2,682	3	5,187
Capacity leasing	60,960	-	-	60,960

Total revenue	$1,646,746	$810,079	$48,143	$2,504,968

Total assets as of December 31, 2013	$4,755,046	$674,090	$327,477	$5,756,613

Acquisition of telecommunications network systems
and equipment and intangible assets for the year
ended December 31, 2013	$408,038	$1,494	$2,104	$411,636

	Metropolitan	Central-
	area	south	North	Total

Period for the year ended December 31, 2012:
Local	$1,084,411	$616,197	$9,958	$1,710,566
Long distance	201,492	186,833	46,480	434,805
Rent of dedicated links	208	-	-	208
Sale of equipment to customers	12,886	2,023	3	14,912
Capacity leasing	40,761	-	-	40,761

Total revenue	$1,339,758	$805,053	$56,441	$2,201,252

Total assets as of December 31, 2012	$3,532,318	$1,057,631	$407,669	$4,997,618
Acquisition of telecommunications network systems
and equipment for the year ended December 31, 2012	$576,391	$2,910	$4,089	$583,390

	Metropolitan	Central-
	area	south	North	Total

Period for the year ended December 31, 2011:
Local	$1,278,055	$651,898	$34,587	$1,964,540
Long distance	208,406	138,967	24,089	371,462
Rent of dedicated links	233	-	-	233
Sale of equipment to customers	2,460	1,572	11	4,043
Capacity leasing	35,663	-	-	35,663

Total revenue	$1,524,817	$792,437	$58,687	$2,375,941

Total assets as of December 31, 2011	$3,934,072	$1,076,125	$398,032	$5,408,229

Acquisition of telecommunications network systems and
equipment for the year ended December 31, 2011	$328,269	$75,710	$15,651	$419,630

(1)	Includes Mexico City and Metropolitan Area
(2)	Includes some cities in the States of Puebla, Querétaro and San Luis Potosí
(3)	Cities in the State of Monterrey

Information about major customers

There is no single external customer for whom its revenues amount to 10% or more of a Company’s revenues.

Note 8 - Cash and cash equivalents:

	December 31,
	2013	2012

Cash	$84,112	$71,940
Cash equivalents	1,869,580	74,576

Total	$1,953,692	$146,516

Note 9 - Accounts receivable:

	December 31,
	2013	2012

Accounts receivable	$786,955	$1,200,664
Allowance for doubtful accounts	(153,776)	(585,990)

Total current assets	$633,179	$614,674

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

Age of receivables that are past due but not impaired

	December 31,
	2013	2012

60-90 days	$32,728	$45,229

Average age (days)	75	75

Movement in the allowance for doubtful accounts

	December 31,
	2013	2012	2011

Balance at beginning of the year	$585,990	$504,570	$316,018
Charged to cost and expenses	157,280	81,420	188,552
Deductions	(589,492)	-	-

Balance at end of year	$153,778	$585,990	$504,570

According with the Account receivable procedure, the accounts with more than 210 outstanding days where applied against the bad debt reserve. No additional collection is expected. As of December 31, 2013, were applied $589,492.

Credit quality of financial assets

	December 31,		December 31,
	2013	%	2012	%

(a) Current	$560,078	89%	$509,900	83%
(b) From 0 to 30 outstanding days	20,627	3%	20,155	4%
(c) From 31 to 60 outstanding days	14,746	2%	39,390	6%
(d) From 61 to 90 outstanding days	37,728	6%	45,229	7%

Total	$633,179	100%	$614,674	100%

(a) Minimum credit risk

(b) Low credit risk with 29% success recovery

(c) Medium credit risk with 22% success recovery

(d) High credit risk 22% success recovery

	2013	2012
Cash and cash equivalents:	Amount	Amount

BBB	1,548,142	13,354
BBB+	405,550	133,162

Total	1,953,692	146,516

Note 10 - Income taxes:

(a)	Total income tax expense for the years ended December 31, 2013 and 2012 are as follow:

	2013	2012	2011

Current income tax	$14,306	$11,952	$11,726
Deferred income tax	999	3,608	(26,616)

	$15,305	$15,560	$(14,890)

(b)	The analysis of deferred tax assets and liabilities is as follows:

	2013	2012
Deferred tax assets

Deferred tax assets to be recovered after more than 12 months	$6,787	$19,024
Deferred tax assets to be recovered within 12 months	2,007	1,259

	8,794	20,283

Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months	-
Deferred tax liability to be recovered within 12 months	-	10,490

	-	10,490

Deferred tax asset - net	$8,794	$9,793

The gross movement on the deferred income tax account is as follow:

	2013	2012

At January 1,	$9,793	$13,401
Income tax charge	(999)	(3,608)

At December 31,	$8,794	$9,793

	Employee		Prepaid	Advance
	benefits	Provisions	expenses	payments	Total

At January 1, 2013	$1,259	19,024	(4,814)	(5,676)	$9,793
Income tax charge	748	(12,237)	4,814	5,676	(999)

At December 31, 2013	$2,007	6,787	-	-	$8,794

					Derivative
	Employee		Prepaid	Advance	financial
	benefits	Provisions	expenses	payments	instrument	Total

At January 1, 2012	$746	25,763	(7,533)	(5,386)	(189)	$13,401
Income tax charge	513	(6,739)	2,719	(290)	189	(3,608)
At December 31, 2012	$1,259	19,024	(4,814)	(5,676)	-	9,793

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities, at December 31, 2013 and 2012 are presented below:

	IT
	2013	2012

Deferred tax assets:

Employee benefits	$2,007	$1,259
Provisions	6,787	19,024

Deferred tax assets	8,794	20,283

Deferred tax liabilities:
Prepaid expenses	-	4,814
Advance payments	-	5,676

Deferred tax liabilities	-	10,490

Net deferred tax asset, recorded in the statements of financial position	$8,794	$9,793

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences can be utilized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The deferred tax not recognized comes from:

	2013	2012

Tax loss carry forwards	$398,252	$417,191
Fixed assets	796,854	442,445
Reserve for bad debt	61,465	155,234
Provisions	(139,292)	(180,229)

Deferred tax assets	$1,117,278	$834,640

As of December 31, 2013, the Company had accumulated tax loss carry forwards of $1,327,552 which will expire as follows:

Year of		Year of
loss	Amount	expiration

2004	$88,891	2014
2005	11,510	2015
2006	89,571	2016
2007	284,932	2017
2008	536,398	2018
2010	3,892	2020
2011	206,427	2021
2012	3	2022
2013	105,928	2023

	$1,327,552

(d)	Tax reform impacts

On December 11, 2013, the Mexican Congress enacted a news Tax Reform, which became effective as of January 1, 2014. Among the tax reforms approved, the following impact to the Company:

-	General provisions: The Income Tax Law includes changes to the tax rate (30% for 2014), to authorized deductions, to as the moments for income recognition or deductions, as well as changes in some regimes.

-	Employee benefits: Worker remunerations that represent an exempt item of income for the employee, such as fringe benefits, employees’ savings and loan funds, severance payments, annual bonus, overtime, vacation premium, Sunday premium and exempt portion of PTU, may only be deducted to 47% or 53%. The tax reform also states that the deduction for contributions to pension and retirement funds’ will be limited to 47% or 53% of the contribution made during the year.

-	Flat Rate Business Tax Law and Cash Deposit Tax Law: These laws are repealed, and transition provisions are established to secure the rights and obligations acquired during the effective term of the law.

-	VAT: The 16% rate is standardized throughout the country, by eliminating the 11% rate applicable to the border zone.

(e)	Reconciliation of effective tax rate:

	2013		2012		2011
	%	$	%	$	%	$

Loss before income tax		$(1,235,424)		$(120,528)		$(528,027)
Total income tax expense
(benefit)	2%	15,305	13%	15,560	(3)%	(14,890)

Income tax expense (benefit)
using the Company´s domestic
tax rate	(30)%	(370,627)	(30)%	(36,158)	30%	(158,408)

Employee Statutory Profit Sharing	-	-	1%	1,054	(1)%	1,504
Inflationary effect	4%	50,642	(5)%	(6,597)	7%	(7,739)
Non-deductible expenses	2%	25,301	24%	28,677	20%	37,457
Non-deductible employee benefits	1%	2,330			5%	104,844
Unrecognized deferred tax assets	24%	282,638	(30)%	(35,956)	-	28,083
Tax loss carryforwards that expired	-	-	53%	63,557	(4)%	-
Other	1%	25,021	1%	983	(1)%	(20,631)

	2%	$15,305	13%	$15,560	(3)%	$(14,890)

Note 11 - Telecommunications network systems and equipment - net:

Telephone network systems and equipment consist of:

									Leasehold
		Telecommuni-							improve-
	Line	cations	Public		Enginee-		Transpor-		ments and
	installation	network and	telephone	Computer	ring	Radio	tation	Electronic	outside	Office
	cost	equipment	equipment	equipment	equipment	equipment	equipment	equipment	plant	furniture	Other	CIP	Total
Cost
Balance at January 2012	$843,722	4,528,420	657,963	266,639	22,121	520,979	60,791	259,877	1,568,229	51,413	34,940	65,636	8,880,730
Transfers	67,602	215,671	48,445	3,168	787	8,415	2,676	-	30,220	663	1,089	(378,736)	-
Additions	-	88,618		-	-	-	-	-	-	-	-	378,736	467,354
Disposals	(5,304)	(51,069)	(62,358)	(2,075)	-	-	(3,401)	-	-	-	-	-	(124,207)

Balance at 31
December 2012	906,020	4,781,640	644,050	267,732	22,908	529,394	60,066	259,877	1,598,448	52,077	36,029	65,636	9,223,877
Transfers	97,934	109,448	31,235	13,140	4	6,157	3,602	-	7,576	842	3,603	(273,540)	-
Additions	7,276	(123)	-	16	-	-	-	-	1,271	-	(3,514)	353,862	358,789
Disposals	(151,732)	(545,906)	(78,598)	(203,262)	-	(333)	(5,488)	(259,877)	(13,845)	(26,572)	-	(34,101)	(1,319,713)

Balance at 31
December 2013	$859,498	4,345,060	596,687	77,626	22,912	535,218	58,180	-	1,593,450	26,347	36,118	111,856	8,262,952

									Leasehold
		Telecommuni-							improve-
	Line	cations	Public		Enginee-		Transpor-		ments and
	installation	network and	telephone	Computer	ring	Radio	tation	Electronic	outside	Office
	cost	equipment	equipment	equipment	equipment	equipment	equipment	equipment	plant	furniture	Other	Total

Accumulated depreciation and
impairment losses
Balance at January 1, 2012	$(237,259)	(2,960,861)	(375,576)	(214,689)	(15,576)	(247,095)	(48,811)	(257,053)	(556,987)	(30,138)	(20,028)	(4,964,075)
Depreciation charge	(43,640)	(221,083)	(71,266)	(25,073)	(851)	(10,249)	(5,962)	(137)	(83,624)	(3,162)	(2,408)	(467,455)
Disposals	14	22,184	34,977	1,953	-		3,100	-	-	-	-	62,228

Balance at December 31, 2012	(280,885)	(3,159,761)	(411,865)	(237,809)	(16,427)	(257,344)	(51,673)	(257,190)	(640,611)	(33,300)	(22,436)	(5,369,302)
Additions	(96,969)	(245,753)	(87,598)	(16,790)	(1,066)	(10,327)	(4,073)	-	(100,581)	(3,292)	(2,085)	(568,534)
Disposals	35,836	517,155	40,179	200,719	-	-	5,063	257,190	9,705	23,665	-	1,089,512
Impairment	(39,352)	(412,624)	(124,020)		(82)	(1,202)			(972)	(5)		(578,257)

Balance at December 31, 2013	(381,370)	(3,300,983)	(583,304)	(53,880)	(17,575)	(268,873)	(50,683)	-	(732,459)	(12,932)	(24,521)	(5,426,581)

Carrying amounts
At January 1, 2012	606,463	1,567,558	282,387	51,950	6,545	273,883	11,981	2,824	1,011,242	21,274	14,912	65,636	3,916,655

At December 31, 2012	625,135	1,621,879	232,185	29,923	6,481	272,049	8,394	2,687	957,837	18,776	13,593	65,636	3,854,575

At December 31, 2013	$478,128	1,044,076	13,383	23,746	5,337	266,345	7,498	-	860,991	13,414	11,597	111,856	2,836,372

As of December 31, 2013 the Company maintain investment property for $44,601. The depreciation amount was $1,981 and $1,981 for 2013 and 2012 respectively. The accumulated depreciation was $8,911 and $6,930 for 2013 and 2012 respectively.

Construction in progress mainly comprises telecommunications network and equipment. As of December 31, 2013 the estimated cost remaining to conclude the construction in progress is $79,372 and management expects to conclude them before December 31, 2014. During the year 2012 and 2011, the Company capitalized borrowing costs amounting to $9,444 and $4,513, respectively. In 2013 the Company did not capitalized borrowing costs. Borrowing costs were capitalized at an average rate of 11%..

As of December 31, 2013 and 2012 the amounts of contractual commitments for the acquisition of Telecommunications network systems and equipment are $25,615 and $10,834, respectively.

During the year 2013, the Company changed the useful life of the line installation cost for residential customer from twenty year to five years. This change was generated by the new telecom reform with important changes in the infrastructure lease from the predominant agent. The impact was for Ps.57.1 million pesos. The Company amortized the installation cost over the period in which the service is provided. Once the customer terminates the service, the Company does not consider any additional value related to the installation cost. The Company determine the average residential customer live is five years.

As part of the agreements entered into with the holders of step-up senior notes and senior notes, as mentioned in Note 14, the Company committed all of Maxcom’s telephone network systems and equipment as collateral in favor of said bond holders. Although the assets mentioned above have been encumbered in favor of the senior notes holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of the bonds are met.

The Company entered into financial lease agreements with Autoarrendadora Integral, S. A. de C. V. in pesos for transportation equipment.

The gross amount of fixed assets recognized under leases that are capitalized is comprised as follows:

	December 31,
	2013	2012	2011

Transportation equipment	$2,418	$2,740	$4,959
Accumulated depreciation	(270)	(149)	(367)

Total	$2,148	$2,591	$4,592

Impairment test

The Company test telecommunication network and equipment for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

When any indicator of impairment is identified, an impairment test is performed based on each cash-generating unit (CGU). The CGUs identify by the Company are pay TV, public telephone (PT) and other services (OS). The carrying values of these CGUs are compared to their value in use.

On October, 2013, according to the business plan of the Company’s new management, the CGUs pay TV and public telephone are not considered strategic, and recognized an impairment loss of $578,257 as of December 31, 2013.

The key assumptions used for value-in-use calculations in 2013 are as follows:

	Pay TV	PT

Compound annual growth rate	13.5%	(23)%
Discount rate	11.71%	11.71%

Management determined compound annual volume growth rate for each CGU covering over the three-year forecast period to be a key assumption. The volume of sales in each period is the main driver for revenue and costs. The compound annual volume growth rate is based on past performance and management’s expectations of market development. The long term growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

Note 12 - Intangible assets:

Intangible assets are comprised as follows:

			Infrastructure rights
			Expenses
	Frequency		to be	Pipes	Fiber	Brand
	rights	Software	amortized	rights	rights	rights	Total
Cost
Balance at January 1, 2012	94,674	373,680	232,570	27,742	73,279	372	802,318
Additions	-	56,036	60,000	-	-	-	116,036

Balance at December 31, 2012	94,674	429,716	292,570	27,365	73,279	372	918,353
Additions	-	27,735		-			27,735
Disposals	-	(2,114)	-	-	-	-	(2,114)

Balance at December 31, 2013	94,674	455,337	292,570	27,742	73,279	372	943,975

			Infrastructure rights
			Expenses
	Frequency		to be	Pipes	Fiber	Brand
	rights	Software	amortized	rights	rights	rights	Total
Accumulated amortization and
impairment losses
Balance at January 1, 2012	(67,151)	(293,404)	(266,240)	(19,136)	(28,967)	-	(674,898)
Amortization	(2,972)	(41,185)	(60,000)	(912)	(2,002)	-	(107,071)
Balance at December 31, 2012	(70,123)	(368,318)	(292,570)	(20,048)	(30,969)	-	(782,027)
Amortization	(6,482)	(19,663)	-	(1,489)	(3,372)	-	(31,007)
Disposals	-	(46,844)	-	-	-	-	(46,844)

Balance at December 31, 2013	(76,606)	(434,825)	(292,570)	(21,537)	(34,341)	-	(859,878)

Carrying amounts
At January 1, 2012	27,523	46,547	-	8,606	44,313	372	127,361

At 31 December 31, 2012	24,551	61,398	-	7,694	42,311	372	136,326

At 31 December 31, 2013	18,068	20,512	-	6,205	38,939	372	84,097

Note 13 - Provisions:

Short Term Provisions:

	Legal
	claims (2)	Bonuses (3)	Total

At January 1, 2013	-	-	-

Charged to the income statement:

- Additional provision	44,715	15,721	60,436

At December 31, 2013	44,715	15,721	60,436

	Retirement	Labor
Long Term Provisions:	obligation (1)	contingencies(4)	Total

At January 1, 2013	3,801	-	3,801

Charged to the income statement:

- Additional provision	-	12,363	12,363

At December 31, 2013	3,801	12,363	16,164

(1)	Retirement obligation from leasehold and outside plant.

(2)	Legal claims including commercial contingencies.

(3)	Profit sharing and bonuses according with the employee compensations program.

(4)	Applies to labor cases in which there is a high probability of losing the case.

Note 14 - Balances and transactions with related parties:

The Group is controlled by the stockholders advised by Ventura Capital Privado, S.A. de C.V. (“Ventura”), which owns 54.1% of the Company’s shares. The remaining 45.1% of shares are widely held.

For the years ended December 31, 2013, 2012 and 2011, related party transactions with former stockholders analyzed as follows:

	2013	2012	2011

Expenses paid to:
GS Comunicación* (1)	$2,485	$2,513	$3,417
BBG Wireless* (2)	2,457	504	3,387
Telecomunicaciones Móviles de México, S. A. de C. V.* (3)	1,607	3,648	3,285
Vázquez Eduardo* (4)	838	972	882
Vásquez Gabriel Agustín* (4)	801	806	792
Bank of America, Co.* (5)	-	311	465
Autokam Regiomontana, S. A. de C. V.* (6)	-	80	419
MG Radio* (7)	-	-	150
Servicios Corporativos VAC* (8)	-	6	9

Total	$8,188	$8,840	$12,806

(*)	As of October 2, 2013, these Companies cease to be related parties.

(1)	Corresponds to payments regarding marketing consulting services.

(2)	Corresponds to cluster construction.

(3)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE).

(4)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.

(5)	Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).

(6)	Corresponds to costs related to the purchase of vehicles.

(7)	Corresponds to advertising services.

(8)	Corresponds to representation expenses.

The accounts due to and due from balances arising from operations with stockholders as of December 31, 2013and 2012 were the following:

	2013	2012
Due from:

Shareholder Gabriel Vázquez Cartens	$1	$1
Difusión Panorámica, S. A. de C. V.	-	14

Total	$1	$15

Due to:

BBG Wireless	$23	$6,555
Telecomunicaciones Móviles de México, S. A. de C. V.(1)	-	25,294
GS Comunicación, S. A. de C. V.	-	598

Total	$23	$32,447

Accounts payable and receivable from related parties are included within accounts receivable customers and accounts payable, respectively.

(1)	On January 5, 2010, Electromecánica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

Key management personnel compensation

	2013	2012	2011

Short-term employee benefits	$51,856	$49,180	$54,611
Termination benefits	2,697	2,399	2,399
Share-based payments	-	5,383	270

Total	$54,553	$56,962	$57,280

Note 15 - Step-up senior notes and senior notes:

As of December 31, 2013 and 2012, bonds payable were comprised as follows:

	2013	2012
Long term:
Step-up Senior Notes maturing on June 15, 2020, bearing interest at a fixed annual rate of 6% from October 7, 2013 to June 14, 2016, 7% from June 15, 2016 to June 14, 2018 and 8% from June 15, 2018 to June 15, 2020. The effective interest rate was 10.34%	$1,909,139	$-
Senior Notes maturing on December 15, 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007. The effective interest rate was 11.14%	-	2,282,774

	$1,909,139	$2,282,774

As of December 31, 2013 and 2012, accrued interest payable on these bonds amounted to $6,200 and $11,920, respectively.

On July 23, 2013, the Company undertook a restructuring by commencing a voluntary case under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. 101–1532, in the United States Bankruptcy Court for the District of Delaware to effect the restructuring as set forth in the plan of reorganization, including the issuance of new step-up senior notes by the Company (commonly known as Chapter 11 prepackaged restructuring).

On September 10, 2013, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company’s prepackaged Chapter 11 plan of reorganization (the “Plan”). The only class of creditors entitled to vote, the holders of the Senior Notes issued by the Company due 2014 (the “Old Notes”), overwhelmingly voted in favor of the Plan and no party objected to confirmation of the Plan, see Note 1.

Pursuant to the terms of the Plan, all classes of creditors were unimpaired and their payments were not affected under the Plan, except for the Old Notes claims, which received (1) the step-up senior notes due 2020 (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan.

According to the terms of the Plan, on October 11, 2013, Maxcom issued new Step-up Senior Notes due 2020 (the “Step-Up Senior Notes”) in an aggregate principal amount of US$180,353,962, which reflects the amount of the Old Notes less the amount of Old Notes held in treasury by the Company plus the capitalized interest amount. The Step-Up Senior Notes bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; have a maturity date of June 15, 2020; are secured by the same collateral that secures the Old Notes; and (e) are unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C. The collateral comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment. The guarantee was perfected on October 11, 2013 through a voluntary mortgage set up in order of priority and degree.

Interests paid abroad are subject to income tax withholding at a rate of 4.9%, payable by the holder and interest is payable net. However, the Company assumed the obligation to pay interests free of any charge or tax burden to the holders, absorbing the cost of the retention of withholding taxes.

The Step-Up Senior Notes are governed by indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee, on October 11, 2013. The indenture governing our Step-Up Senior Notes contains certain covenants that among other things, limit the ability of the Company and subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of the Company’s subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of December 31, 2013 and 2012, the Company and the guarantors have kept, observed, performed and fulfilled each and every covenant contained in the indenture.

On October 11, 2013 the Company recognized a gain on extinguishment debt of approximately $205,614 into the finance cost in the Statement of loss and other comprehensive income, as a result of recognized the Step-Up Senior Notes to fair value and the derecognition of the Senior Notes.

During December 2013, the Company repurchased outstanding Step-Up Senior Notes for an amount of $27.3 million, equivalent to U.S. $2.1 million in cash. The difference between the carrying value of $28.1 million equivalent to U.S. $2.2 was recognized as a gain of $ 0.4 million, equivalent to U.S. $ 0.03 million in the statement of comprehensive loss

As of December 31, 2012 the Company repurchased Old Senior Notes for a total amount of $201 million, equivalents to U.S. $15.4 million (fair value). The difference between the carrying amount as of December 31, 2012 for an amount of $299 million equivalents to U.S. $22.9 million and the purchase price resulted in a gain of $98 million, equivalent to U.S. $7.5 million, which was recognized in the consolidated statement of comprehensive loss.

Additionally, on December 31, 2013, the equity purchase right was extinguished. As such, the Company swapped U.S.2.5 million (equivalent to $23.3 million Pesos) nominal value of Step-up senior notes for 22,655,949 series A common stock shares. For the swap, Maxcom derecognized the senior notes at its carrying value, U.S.$2.1 million, equivalent to $27.3 million Pesos, and the embedded derivative liability at its fair value. The difference between these last two items and the shares issued was recognized as paid in capital.

During December 2013, a few of the Step-Up Senior Bond Holders exercised their equity purchase rights, thereby the company exchanged bonds worth $ 23.3 million pesos (equivalent to US$ 1.8 million) at carrying value, for 22,655,679 Series A common stock shares (see note 20). The rest of the equity purchase rights held by the remaining Step-Up Senior Bond Holders were extinguished, as the right to convert them had expired in December 2013. As a result of the above events, Maxcom derecognized the associated embedded derivative liability valued at its fair value of $33.4 million Pesos (equivalent to U.S.2.6 million). The shares issued were recognized as an increase of capital stock and additional paid-in-capital of $22.1 million pesos (equivalent to U.S.1.7 million dollars) and $34.6 million Pesos (equivalent to U.S.2.7 million), respectively.

Note 16 – Other non-current liabilities:

During 2013, Maxcom had a disagreement with Radiomovil Dipsa, S.A. de C.V. (Telcel) regarding the interconnection tariffs charged. On September 3, 2013, Maxcom acknowledge and agreed with Telcel the payment in 30 months. At December 31, 2013, the outstanding amount was recognized in Other non-current liabilities for an amount of $98,955.

Note 17 - Foreign currency position:

Figures in this note represent thousands of US dollars.

The Company’s foreign-currency position (exclusive of the currency swaps) was as follows:

	December 31,
	2013	2012
Assets
Short-term	$6,344	$5,558
Long-term	-	2,470

	6,344	8,028

Liabilities
Short-term	99,977	15,700
Long-term	157,163	176,107

	257,140	191,807

Net (liabilities) - in dollars	$(250,796)	$(183,779)

Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.08	$13.01

Note 18 - Derivative financial instruments:

During February 2013, as part of the debt restructuring plan, the Company unwound all cross currency swaps and obtained net proceeds of $22,800 in cash and recognized a loss of $9,341, recognized in finance cost. At December 31, 2012 the Company had four swaps with Bank Morgan Stanley, without receiving or settling any amount for such transactions. For all the financial instruments (swaps), the Company paid the computed interests of the notional settled in Mexican pesos on a semiannual basis, and received an interest income generated from the notional settled in dollars. As of December 31, 2012 the swaps totaled a loss for the year of $49.5million, which was composed of the following derivatives:

Cross currency swaps:

					Loss for the	Gain for the
					year ended	year ended
					December 31,	December 31,
Counterparty	Received Leg	Payment Leg	Maturity	Canceled	2012	2011

Bank Morgan Stanley SAS	37,500 USD	(478,125) MXN @	December 15, 2014	February, 2013
	@11% S/A	TIIE 28 + 4.57% S/A			$(9,087)	$20,778

Bank Morgan Stanley SAS	37,500 USD	(478,125) MXN @	December 15, 2014	February, 2013
	@11% S/A	12.75% S/A			(8,134)	21,969

Bank Morgan Stanley SAS	37,500 USD	(474,375) MXN@	December 15, 2014	February, 2013
	@11% S/A	TIIE 28 + 4.85% S/A			(15,370)	27,028

Bank Morgan Stanley SAS	37,500 USD	(474,375)MXN @	December 15, 2014	February, 2013
	@11% S/A	12.91% S/A			$(16,909)	$25,399

	@11% S/A	12.91% S/A			$(49,500)	$95,174

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

Note 19 - Labor obligations upon retirement and personnel expenses:

As of December 31, 2013 and 2012, the Company has direct benefits payable for absences (non-cumulative) amounting to $706 and $698, respectively.

The Company has obligations and costs of seniority premiums for employees entitled to receive them and are recognized based on actuarial studies prepared by an independent third party specialist.

	December 31,
	2013	2012	2011
Net cost for the period:
Labor cost	$1,294	$1,485	$529
Financial cost	269	173	544
Remeasurements	(1,027)	1,042	(167)
Settlement effect	(356)	(987)	(112)

Net cost for the period	$180	$1,713	$794

The following is the determination of liabilities for the benefits of the plans:

Retirement
benefits seniority
premium
Defined benefit obligation:
Defined benefit obligation at January 1, 2012	$2,485

Current service cost	1,485
Financial cost	173
Remeasurements	1,042
Effects of settlement	(987)

Defined benefit obligation at December 31, 2012	$4,198

Current service cost	1,294
Financial cost	269
Remeasurements	(1,027)
Effects of settlement	(356)

Defined benefit obligation at December 31, 2013	$4,378

	Benefits
	December 31,
	2013	2012

Discount rate reflecting the value of the current obligations	7.50%	6.50%
Compensation increase rate	5.00%	5.00%
Life expectancy (applicable to benefits upon retirement)	35 years	27.8 years
Inflation rate	3.50%	3.47%

Note 20 - Stockholders’ equity:

Capital stock structure -

On April 11, 2002, the Company obtained authorization from the Foreign Investment Bureau (“Dirección General de Inversión Extranjera”) to increase its ability to issue limited voting shares up to 95% of its total capital stock. This authorization was endorsed on September 28, 2007, at the Company’s public offering.

Restrictions imposed by the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera) and the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) in connection with foreign participation in the telecommunication sector were eliminated on June 12, 2013, by a reform to the Mexican Constitution.

On April 20, 2012, by means of resolutions adopted by the General Ordinary Shareholders Meetings, the shareholders approved the reclassification of the additional paid in capital for the amount of $817,054 million to the accumulated losses of the Company and the corresponding decrease of the accumulative losses.

On October 2, 2013, Maxcom held a General Ordinary Shareholders’ Meeting that approved among other things, a capital increase of up to 3,102,540,883 Series “A” Shares. Derived from this capital increase, as of December 31, 2013, 2,276,629,697 Series “A” Shares were subscribed and paid. The remaining Series “A” shares will be kept in the treasury of the Company. Additionally, the General Ordinary Shareholder´s Meeting held on October 2, 2013, also approved the issuance of 210,000,000 Series “A” Shares to be kept in the treasury of the Company, so that the Company may perform its obligations from futures stock options plans for directors, executives and employees of the Company.

The amount that was contributed by the new shareholders and the general public was around of Ps.1,566 million (represented 1,619,700,751 shares Series A common stock. In addition, the chairman of the board approved the assignment of assign another shares, this event contributed with Ps.613 million (represented by 634,273,267 shares Series A common stock). In connection with the terms of the Plan Maxcom offered to holder of its Step-Up Senior Notes equity subscription rights, pursuant to which such holders exchanged U.S.$2.1 million dollar aggregate principal amount of the Step-Up Senior Notes for 22,655,679 newly issued shares of its Series A common stock (in the form of CPOs and ADRs). The exchanged Step-Up Senior Notes were cancelled.

The capital increase of 2,276,629,697 Series “A” shares mentioned above was subscribed and paid as follows:

-	1,619,700,751 Series “A” Shares on October 2013;
-	634,273,267 Series “A” Shares during November 2013;
-	22,655,679 Series “A” Shares on December 9, 2013.

As of December 31, 2013 and 2012 the shares fully paid and subscribed representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	Capital increase

		Shares - stock
		soption plan from
		January to
	December	September 2013				December 31,
	31, 2012	(Note 21)	October 2013	November 2013	December 2013	2013

Series “A” Class I (fixed portion)	1,528,827					1,528,827
Series “A” Class II (variable portion)	788,290,002	19,921,098	1,619,700,751	634,273,267	22,655,679	3,084,840,797

Subtotal	789,818,829	19,921,098	1,619,700,751	634,273,267	22,655,679	3,086,369,624

Total authorized shares
(treasury shares)	25,800,000	(19,921,098)	1,686,961,230	(634,273,267)	(22,655,679)	1,035,911,186

Total authorized Series “A” shares	815,618,829	-	3,306,661,981	-	-	4,122,280,810

Capital stock	$4,814,428	$15,076	$1,583,603	$593,626	$21,900	$7,028,634

On October, 2013, the following movements in the treasury shares are as follows:

Authorized shares	3,102,540,883
Old treasury shares cancellation	(5,878,902)
Capital stock increase (subscribed and paid)	(1,619,700,751)
Stock option plan	210,000,000

Total	1,686,961,230

At the moment of the new recapitalization process, the Company cancelled the authorized outstanding treasury shares for about 5,878,901 shares. All the options in the money related to the employee programs and to the officers and directors programs were exercised before the cancellation.

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

Stockholders restrictions -

The profit for the period is subject to the legal provision requiring at least 5% of the profit for each period to be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of the capital stock.

In October 2013 the Chamber of Senators and Representatives approved the issuance of a new Law on Income Tax (Income Tax Law) which came into force on January 1, 2014. Among other things, this Act sets a tax of 10% by the profits generated as of 2014 to dividends paid to foreign residents and Mexican individuals, it also states that for the years 2001-2013, the net taxable profit is determined in terms of the Income Tax Law in force in the fiscal year concerned.

Dividends paid are not subject to income tax if paid from the net tax profit account (CUFIN by its Spanish acronym) and, will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested vet tax profit account. Any dividends paid in excess of this account will cause a tax equivalent to 42.869%if they are paid on 2014. The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years or in its case against the Flat tax of the period. Dividends paid coming from profits previously taxed by income tax are not subject to tax withholding or additional tax payment.

During periods of 2013 and 2012, the Company didn’t distributed dividends.

In the event of a capital reduction, the provisions of the Income Tax Law arrange any excess of Stockholders’ equity over capital contributions, is accounted with the same tax treatment as dividends.

As of December 31, 2013 and 2012, the balances of the stockholders’ equity tax account (CUCA by its Spanish acronym) were $6,415,705 and $6,170,727, respectively.

Note 21 - Stock based compensation:

On April 20, 2012, by means of resolutions adopted at our General Extraordinary and Ordinary Shareholders Meetings, our shareholders ratified a new executive incentive plan and the compensation or emoluments awarded to directors and members of our different committees and approved a capital increase through the issuance of 25,800,000 Series A shares to be held in treasury. The plan was composed of part cash payment and a part stock options. As of December 31, 2013, directors, officers and employees have exercised 20,926,698 Series A Shares. As of September 30, all in the money options were excerciced. No additional options were granted after this date, all the available options not granted were canceled after the restructuring process.

On September, 2011, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders ratified the Executive Incentive Program. In this case a portion of the payments is awarded through shares, as described below:

•	Incentive Program.

a.	The yearly incentive goal, which may be given to the Company’s officers and employees who are eligible under the scope of the Executive Incentive Program, is to reward management for reach the budgeted EBITDA for 2011, 2012 and 2013 through a variable incentive program short-term (annual) and medium term (three-year).

b.	The minimum requirement for the incentives to be awarded is 85% of budgeted EBITDA for the company. A lower EBITDA generated no beneficiaries entitled to receive payment of the incentive plan.

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

On January, 2010, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders compensation awarded to the Directors and Committee members of the Company’s different committees. In this case a portion of the payments is awarded through shares, as described below:

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

The cost for the years ended December 31, 2013 and 2012 was of $1,812, and $3,592, respectively. The compensation cost of the stock option for Directors and options for executives are recognized in shorter periods, because it corresponds to the payment of emoluments and performance bonds and its “fair value” is 0.12 dollars.

The breakdown of the options granted and their vesting periods for the year ended December 31, 2013 and 2012 are described below:

	December 31, 2013			December 31, 2012

	New option	Options to		New option	Options to
	plans for	counselors and		plans for	counselors and
	employees	executive plans	Total	employees	executive plans	Total

Options granted past years	16,044,015	6,792,963	22,836,978	3,056,460	9,520,524	12,576,984
Granted during the year	-	962,400	962,400	15,009,315	2,900,400	17,909,715
Options exercised in year	(15,122,265)	(4,798,833)	(19,921,098)	(1,886,400)	-	(1,886,400)
Options cancelled	(921,750)	(2,956,530)	(3,878,280)	(2,021,760)	(5,627,961)	(7,649,721)

Total options granted	-	-	-	14,157,615	6,792,963	20,950,578

	December 31,
	2013	2012

Options authorized	$-	$38,830,459
Options granted	-	(20,950,578)

Options available	$-	$17,879,881

As of December 31, 2013 and 2012 changes in additional paid-in capital were as follows:

	December 31,
	2013	2012

Stock option plan cost	$1,812	$3,592

Note 22 - Costs and expenses by nature:

	2013	2012	2011
Network operating cost:
Interconnection	$936,198	$593,101	$571,577
Circuit leases	38,263	38,558	54,256
Voice	22,139	24,111	16,594
	996,600	655,770	642,427
Depreciation and amortization	585,789	559,268	648,595
Impairment (note 11)	560,132	-	-

Maintenance	48,981	53,359	32,204
Services - energy and water	43,880	37,696	36,445
Sites leases	36,923	36,597	36,735
Other	13,158	18,888	11,509
Disconnection cost	3,597	9,776	10,937

	$2,289,060	$1,371,354	$1,418,852

	2013	2012	2011

Selling, general and administrative expenses:
Wages and salaries	$500,034	$466,381	$500,225
Fees	83,704	69,299	62,591
Allowance for doubtful accounts	129,301	65,824	153,888
Leases	39,790	46,316	38,692
Depreciation and amortization	15,732	17,297	20,060
Impairment (note 11)	18,125	-	-

Services - Energy and water	27,972	22,190	17,537
Others	93,246	29,601	22,611

	$907,904	$716,908	$815,604
Other expenses:
Loss in disposal of telephone network systems and
equipment and intangible assets	$277,479	$59,625	$72,477
Legal contingencies	44,715	23,999	22,732
Debt restructuring charges (note 3)	212,017	5,899	8,129
Labor contingencies (note 13)	12,363	-	-

Other	(6,539)	87,655	28,552

	$540,035	$177,178	$131,890

Note 23 - Finance costs:

	2013	2012	2011

Interest expense:
- Step-up senior notes (note 15)	$(6,200)	$-	$-
- Senior notes (note 15)	(197,383)	(309,501)	(301,239)
- Other interest	(9,603)	(29,450)	(17,193)
- Finance lease liabilities	(1,151)	(884)	(771)
- Loss on valuation of financial instruments (note 16)	(9,341)	(49,500)	95,174
- Foreign exchange losses	(46,570)	-	(320,854)
Total finance costs	(270,248)	(389,335)	(544,883)
Total finance costs	(223,678)	(389,335)	(224,029)
Less: amounts capitalized on qualifying assets (note 11)	-	9,444	4,513

Finance cost net	(223,678)	(379,891)	(219,516)

Interest income:
- Interest income on short-term bank deposits	18,340	5,779	2,748
- Gain on extinguishment debt	248,515	-	-
- Gain on repurchase of senior notes (note 15)	-	97,845	-
- Foreign exchange gain	-	219,927	-
Finance income net	266,855	323,551	2,748

Finance income	266,855	103,624	2,748

Net foreign exchange gains (losses)	(46,570)	219,927	(320,854)

Net finance costs	$(3,393)	$(56,340)	$(537,622)

Note 24 - Earnings per share:

a.	Basic:

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the company and held as treasury shares.

	2013	2012	2011

Net loss and comprehensive loss for the year	$(1,250,729)	$(136,088)	$(513,137)

Weighted average basic shares (thousands)	1,127,528	789,819	789,819

Loss and comprehensive loss per share:
Basic loss per common share (pesos)	(1.11)	(0.17)	(0.65)

b.	Diluted:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2013	2012	2011

Net loss and comprehensive loss for the year	$(1,250,729)	$(136,088)	$(513,137)

Weighted average diluted shares (thousands)	1,127,528	799,013	812,882

Loss and comprehensive loss per share:
Diluted loss per common share (pesos)	(1.11)	(0.17)	(0.63)

In January, 2014, the General Ordinary Shareholders meeting approved a capital stock increase (note 25).

Note 25 - Commitments and contingencies:

As of December 2013, the Company has the following commitments:

Commitments:

a.	Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expenses of $54,097, $82,898 and $81,109 for the years ended December 2013, 2012 and 2011, respectively. In the case of leases of some sites the contracts are agreed in dollars, the remainder are agreed in pesos.

The schedule for estimated future minimum operating lease payments is as follows:

2014	$62,493
2015	53,587
2016	43,218
2017	36,850
2018	8,761

b.	Lease agreement for the building currently housing the Company’s corporate offices.

On January 1, 2013, the Company renewed its corporate lease agreement with maturity date on December 31, 2017. The surface leased is 7,586 square meters. The Company recorded a lease expense of $33,685, $40,866 and $38,300 for the years ended December 31, 2013, 2012 and 2011, respectively. These contract are agreed in dollar.

The schedule for estimated future minimum lease agreement is as follows:

2014	$35,450
2015	36,863
2016	38,314
2017	39,831

c.	Geographic expansion commitment:

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

As of December 31, 2013, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2012, as per the commitments and obligations set forth in the concessions.

e.	Commitment pertaining to the sale of capacity:

i.	In October 2003, the Company signed a contract for the sale of fiber optic capacity with Axtel, SA de C.V. in the amount of $36 million, of which $13.5 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $22.5 million as deferred income generated by the outstanding services provided. The amortization begins in January 2004 when the carrier begins to use the service; the term of this contract is 13 years. December 31, 2013 and 2012, deferred revenue amounted to $5.2 and $6.9 million respectively.

ii.	In November 2007, the Company signed a contract for the sale of fiber optic capacity with Grupo de Telecomunicaciones Mexicanas in the amount of $23.9 million, of which $10.3 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $13.6 million as deferred income generated by the outstanding services provided. The amortization begins in October 2008 when the carrier begins to use the service; the term of this contract is 5 years. As of December 31, 2013 has not recognized deferred income and as of December 31, 2012, deferred revenue amounted to $2 million.

iii.	In December 2008, the Company signed a contract for the sale of fiber optic capacity with Megacable in the amount of $36.2 million, of which $10.5 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $25.6 million as deferred income generated by the outstanding services provided. The amortization begins in April 2009 when the carrier begins to use the service; the term of this contract is 10 years. December 31, 2013 and 2012, deferred revenue amounted to $ 13.4 and $ 16 million respectively.

iv.	In September 2009, the Company signed a contract for the sale of fiber optic capacity with Cablevision in the amount of $8.6 million, of which $ 2.3 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $ 6.3 million as deferred income generated by the outstanding services provided. The amortization begins in November 2009 when the carrier begins to use the service; the term of this contract is 10 years. December 31, 2013 and 2012, deferred revenue amounted to $ 3.6 and $ 4.2 million respectively.

v.	In September 2013, the Company signed a contract for the sale of fiber optic capacity with Grupo de Telecomunicaciones Mexicanas in the amount of $24.9 million, of which $7.9 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $17 million as deferred income generated by the outstanding services provided by, amortization begins in November 2013 for the period of implementation; the term of this contract is 10 years. December 31, 2013, deferred revenue amounted to $16.7 million.

vi.	In October 2013, the Company signed a contract for the sale of fiber optic capacity with Cablevision in the amount of $11.8 million, of which $7.3 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $4.5 million as deferred income generated by the outstanding services provided. The amortization begins in November 2013 when the carrier begins to use the service; the term of this contract is 10 years. December 31, 2013, deferred revenue amounted to $4.4 million.

vii.	In June 2004, the Company signed a contract for the sale of fiber optic capacity with Mexico Red de Telecomunicaciones in the amount of $10.2 million, of which $ 3.3 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $ 6.9 million as deferred income generated by the outstanding services provided. The amortization begins in June and July 2013 when the carrier begins to use the service; the term of this contract is 9 years. December 31, 2013 and 2012, deferred revenue amounted to $ 0 and $ .447 million respectivelyviii In January 2007, the Company signed a contract for the sale of fiber optic capacity with Mexico Red de Telecomunicaciones in the amount of $ 1.8 million, of which $ .781 million were recognized at the time of sale as a prepaid for the implementation of infrastructure and $ 4.5 million as deferred income generated by the outstanding services provided. The amortization begins in January 2007 when the carrier begins to use the service; the term of this contract is 10 years. December 31, 2013 and 2012, deferred revenue amounted to $ .312 and $.416 million respectively.

viii.	In January 2007, the Company signed a contract for the sale of fiber optic capacity with Operadora Cable de Occidente in the amount of $2.1 million, and $2.1 million as deferred income generated by the outstanding services provided. The amortization begins in January 2007; the term of this contract is 10 years. December 31, 2013 and 2012, deferred revenue amounted to $0.635 and $0.846 million respectively.

				Revenue	Deferred
		Amount		to	revenue as of
		of sales	Prepaid	been	December 31,
	Carrier	agreement	charge	defer	2012	2013

i.	Axtel, S. A. de C. V.	36.0	13.5	22.5	6.9	5.2
ii.	Grupo de Telecomunicaciones Mexicanas	23.9	10.3	13.6	2.0	-
iii.	Megacable	36.2	10.6	25.6	16.0	13.5
iv.	Cablevision	8.6	2.4	6.3	4.3	3.7
v.	Grupo de Telecomunicaciones Mexicanas	25.0	7.9	17.0	-	16.8
vi.	Cablevision	11.8	7.4	4.5	-	4.4
vii.	Mexico Red de Telecomunicaciones	6.9	2.3	4.6	0.3	-
viii.	Mexico Red de Telecomunicaciones	3.4	1.1	2.3	0.1	-
viii.	Mexico Red de Telecomunicaciones	1.8	0.8	1.0	0.4	0.3
ix.	Operadora Cable de Occidente	2.1	-	2.1	0.8	0.6

	Total	155.7	56.3	99.5	30.8	44.5

Contingencies:

f.	The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

g.	In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

h.	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.

i.	Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

j.	The tax authorities are conducting a direct examination of certain Company operations. At December 31, 2013, this examination is still in progress. Management of the Company and their legal counsel do not anticipate that this examination will result in significant additional assessments.

k.	The company is involved in some legal claims out of the normal course of business. A provision was recognized in the amount $44,715 and includes: a) commercial claim with the vendor Telred, S.A., and b) professional fees already provided with some law firms related to tax, labor and public telephony matters.

Note 26 - Subsequent events:

Impact of Foreign Currency Fluctuations

The peso−to−dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar−denominated obligations, including the notes due 2020. In order to diminish the negative effects of a peso devaluation, in January and March 2014, we entered into currency swap transactions with Morgan Stanley (France) SAA to minimize the exchange rate risks related to the coupon payments with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

Capital Stock increase

In connection with the capital increase approved by the General Ordinary Shareholders Meeting dated October 2, 2013, during January 2014 the Chairman of the Board authorized the issuance of 51,722,031 Series “A” shares at a subscription price of $0.983333 Pesos per share representing a total of $50,860.

Sale of capacity

In January 2014, the Company signed a contract for the sale of the right of capacity use with Pegaso PCS, S.A. de C.V. in the amount of $134.5 million. The term of this contract is 4.5 years.

Telecom Reform

In March the new IFT issued rulings declaring America Movil and Grupo Televisa and certain of the subsidiaries of both companies as preponderant economic agents in the telecommunications and broadcasting industries, respectively and imposing both companies with specific asymmetrical regulations. It is still uncertain to determine the impact of such asymmetrical regulations in the telecommunications and broadcasting industries.

On March 24, 2014, the Mexican President submitted to the Mexican Congress a proposed telecommunications and broadcasting law that will implement the changes to the Mexican Constitution. This bill is under discussion in the Mexican Congress. It is still uncertain to determine the impact of such proposed bill to the telecommunications and broadcasting industries.

Note 27 - New accouting principles:

a.	New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to the IFRS 7, have been applied retrospectively. As the Company does not have any offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011), Separate Financial Statements and IAS 28 (as revised in 2011), Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is applicable only to separate financial statements of the Company.

The impact of the application of these standards is set out below:

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

The application of the IFRS 10 has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

The application of the IFRS 12 has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

IFRS 13, Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payment, leasing transactions that are within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The Company has applied the amendments to IAS 1, Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

IAS 19 Employee Benefits (as revised in 2011)

The Company applied IAS 19 Employee Benefits (as revised in 2011) since January 1, 2011 (date of transition).

IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

b.	New and revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective:

IFRS 9, Financial Instruments3

Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures2

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities1

Amendments to IAS 32, – Offsetting Financial Assets and Financial Liabilities1

¹ Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

² Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9, Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

•	With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

The Company’s management anticipate that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company’s management does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom	Maxcom	Telereunión	Sierra	Telscape	SCG	ATE	MAXCEL	SMSF	Elimination	Consolidated
							USA	TV		USA
Balance sheet as of December 31, 2013:
Cash and cash equivalents and Current restricted cash	$1,947,869	931	34	348	85	2,128	-	-	126	1,788	-	59	9		315		1,953,692
Accounts receivable - net	633,179	145,491	50,647	28,171	62,864	6,922	68	439	0	4,751	8,398	14,916	44	50	82,308	(405,069)	633,179
Inventory - net	16,697	-	-	-	-	0	-	-	0	0	-	-	-	-	-	-	16,697
Prepaid expenses	7,380	-	-	-	-	-	-	-	0	15	-	-	-	-	-	0	7,395
Investment in subsidiaries	84,305	16,288	6	-	-	-	-	-	-	-	-	-	-	-	-	(100,599)	0
Telephone network system and Equipment net	2,788,956	-	-	-	-	-	-	-	15,028	4,316	20,985	7,086	-	-	-	-	2,836,371
Investement property-net	35,690	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	35,690
Intangible assets - net	84,098	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84,098
Deposits	7,501	-	407	-	-	-	-	-	635	15	0	-	-	-	-	-	8,558
Prepaid expenses long term	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Derivative financial instruments	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Deferred taxes		2,041	416	91	380	-	-	-	-	-	-	-	-		5,863	3	8,794
Other assets	430,974	14,587	4,291	659	2,225	0	-	-	41	-	-	-	-			(280,638)	172,139
Total assets	$6,036,649	179,338	55,801	29,269	65,554	9,050	68	439	15,830	10,885	29,383	22,061	53	50	88,486	(786,303)	5,756,613

Total liabilities	$2,922,651	121,759	46,534	17,764	53,757	378	0	879	26,843	0	1,108	2,012	4		80,847	(683,168)	2,591,368
Shareholders’ Equity:
Capital Stock and Additional Paid- In Capital	7,068,667	66	95	55	53	171,497	127	55	717,462	13,044	97,874	11,308	50	50	50	(1,011,786)	7,068,667
Accumulated deficit	(3,954,669)	57,513	9,172	11,450	11,744	(162,825)	(59)	(495)	(728,475)	(2,159)	(69,599)	8,741	(1)		7,589	908,651	(3,903,422)
Repurchase of shares		-	-	-	-	-	-	-	-	-	-	-	-				0
Total shareholders’ equity	3,113,998	57,579	9,267	11,505	11,797	8,672	68	(440)	(11,013)	10,885	28,275	20,049	49	50	7,639	(103,135)	3,165,245
Total liabilities and shareholders - equity	6,036,649	179,338	55,801	29,269	65,554	9,050	68	439	15,830	10,885	29,383	22,061	53	50	88,486	(786,303)	5,756,613

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom	Maxcom	Telereunión	Sierra	Telscape	SCG	ATE	MAXCEL	SMSF	Elimination	Consolidated
							USA	TV		USA
Statements of Comprehensive Income for the year ended December 31, 2013:
Revenues	$2,565,114	98,190	84,165	31,965	100,750	-	-	-	30,895	1,195	2,428	2,552	-		254,816	(667,102)	2,504,968
Operating cost and expenses	(2,438,623)	(76,818)	(77,755)	(30,257)	(95,842)	(12)	0	(12)	(28,687)	(1,169)	0	(828)	-		(229,490)	(217,471)	(3,196,964)
Finance cost, net	(3,393)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,393)
Other income (expenses)	1,391,669	(16,104)	(1,683)	(1,040)	519	637	0	0	628	(1,052)	(3)	(3)			(15,732)	(817,801)	540,035
Taxes	6,722	(16,060)	(2,604)	(471)	(1,160)		-	0	-	-	0		0		(1,732)		(15,305)
Net (loss) income	$(1,261,849)	(10,792)	2,123	197	4,267	625	0	(12)	2,836	(1,026)	2,425	1,721	0	0	7,862	(1,702,374)	(1,250,729)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos — note 5)

													Non Guarantor
	Maxcom	MSA	CTE	OOP	TECBTC	MSF	Maxcom	Maxcom	Telereunión	Sierra	Telscape	SCG	ATE	MAXCEL	SMSF	Elimination	Consolidated
							USA	TV		USA
Statement of Cash Flows under IFRS for the Year Ended December 31, 2012 :
Net (loss) income the year under IFRS	$(1,268,574)	5,268	4,727	668	5,427	625	-5	(12)	2,836	(1,026)	2,425	1,721	0	-	9,595	901	(1,235,424)
Depreciation and amortization	601,521								19,422	761		813				(20,996)	601,521
Other adjustments to reconcile net income to cash provided by operating activities	946,087																946,087
Net change in working capital	279,034			0		0			22,258	(265)	0	2,534	0				312,184
Resources (used in) provided by Operating activities	(108,617)	849	(258)	(292)	(219)	2,004	3.00	(12)	(22,230)	(124)	(2,425)	(2,534)	0	-	315	276,356	142,816
Resources used in financing activities	2,019,568	0	0	0	0	0	0	0	0	0	0	0	0	0	0		2,019,568
Resources (used in) provided by investing activities	(384,844)					0			0		0	0				0	(384,844)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	1,805,141	849	(258)	(292)	(219)	2,004		(12)	28	(389)	0	0	0	-	315	12	1,807,179
Beginning balances	142,728	82	292	640	304	124			98	2,177		59	9		0	0	146,513
Ending balances	$1,947,869	931	34	348	85	2,128			126	1,788	0	59	9	-	315	12	1,953,692

ITEM 19. EXHIBITS

1.1	Amended and Restated Bylaws (estatutos) of Maxcom Telecomunicaciones, S.A. de C.V. (English translation).

2.1	Senior Note Indenture, dated December 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Técnicos Especializados en Telecomunicaciones, S.A. de C.V., Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V., Maxcom USA, Inc. and Deutsche Bank Trust Company Americas, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.2	First Supplemental Indenture, dated September 5, 2007, among Maxcom, the guarantors a party thereto and Deutsche Bank Trust Company Americas, as trustee, filed as an exhibit to our registration statement on Form F-1/A (No. 333-145800), filed with the SEC on November 1, 2007, is incorporated herein by reference.

2.3 *	Second Supplemental Indenture, dated January 25, 2008, among Sierra Comunicaciones Globales, S.A. de C.V., the existing guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.

2.4	Form of Deposit Agreement among Maxcom, the Depositary named therein and all holders of American Depositary Shares issued there under, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.5	Form of Registration Rights Agreement by and among Maxcom, Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holding I, LLC, BAS Capital Funding Corporation, BankAmerica Investment Corporation and the other stockholders party thereto, filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 2, 2007, is incorporated herein by reference.

2.6	Third Amended and Restated Security holders Agreement, dated July 20, 2006, among Maxcom Telecomunicaciones, S.A. de C.V. and certain of its shareholders, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

2.7	Third Supplemental Indenture dated as of December 31, 2008, among Telereunion, S.A. de C.V., Telescape, S.A. de C.V., Sierra US Communication, Inc. an each a direct or indirect subsidiary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

2.8	Fourth Supplemental Indenture dated as of February 23, 2010, among Asesores Telcoop, S.A. de C.V. an indirect subsidiary of Maxcom Telecomunicaciones S.A.B. de C.V., a limited liability public stock corporation.

3.1	CPO Trust Agreement effective April 25, 2002 among Maxcom., its shareholders and Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, as trustee, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on July 1, 2002, is incorporated herein by reference.

3.2	CPO Trust Agreement, dated October 17, 2007, among Maxcom Telecomunicaciones, S.A. de C.V., its shareholders and Nacional Financiera, S.N.C. (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

3.3	CPO Deed, dated October 17, 2007, among Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex and Comisíon Nacional Bancaria y de Valores (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on October 17, 2007, is incorporated herein by reference.

4.1	Agreement for the use of infrastructure and installation of fiber optic cable on the highways between Puebla and Mexico, dated August 18, 1998, between Amaritel, S.A. de C.V. (the predecessor of Maxcom Telecomunicaciones, S.A. de C.V.) and Iusatel, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.2	Interconnection Agreement for long-distance services, dated January 22, 1999, between Amaritel and Teléfonos de México (Telmex) valid for an initial period of two years between February 1, 1999 and January 1, 2001, and in effect thereafter in accordance with article 42 of the Mexican Telecommunications law, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.3	Local Interconnection Service Agreement, dated November 24, 1998, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.4	Amendment to Local Interconnection Service Agreement, dated February 25, 1999, between Amaritel, S.A. de C.V. and Teléfonos de México, S.A. de C.V., originally entered into on November 24, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.5	Metropolitan Network Capacity Sale Agreement, dated April 28, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and Metro Net, S.A. de C.V., as amended on December 21, 2000, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.6	Telecommunications Service Agreement, dated November 15, 1999, between Maxcom and Teléfonos de México, S.A. de C.V. , filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.7	Telecommunications Service Agreement, dated March 9, 1999, between Maxcom and Bestel S.A. de C.V., pursuant to which Bestel will provide long-distance and private call services to Maxcom, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.8	Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.9	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 8, 1999, extending the coverage of such concession to include various additional municipalities of the State of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.10	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel by the Secretary of Telecommunications and Transport on December 20, 1996, dated December 7, 1999, authorizing Maxcom to employ whatever technologies it deems appropriate in providing telecommunications services to various municipalities, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.11	Amendment to Annex A and B of Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 27, 2001, extending the coverage of such concession to include all of Mexico, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.12	Concession for a public telecommunications network in telecommunications regions 3, 5 and 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.13	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 5 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.14	Concession for the operation of point-to-multipoint microwave telecommunications services in Region 3 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 23, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.15	Concession for the operation of point-to multipoint microwave telecommunications services in Region 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 29, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.16	Concessions for the nationwide operation of point-to-point microwave telecommunications services using five frequency bands in the 56 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.17	Concessions for the nationwide operation of point-to-point microwave telecommunications services using two frequency bands in the 100 MHz bandwidth, each granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on June 4, 1998, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.18	Amendment to Concession for the operation of point-to-multipoint telecommunications services in Regions 3, 5, 8 granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on April 1, 1998, dated October 12, 1999, regarding the start date for the initiation of services, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.19	Amendment to Concession for the installation and operation of telecommunications services granted to Amaritel, S.A. de C.V. by the Secretary of Telecommunications and Transport on December 20, 1996, dated September 24, 1999 eliminating financial restrictions, filed as an exhibit to our registration statement on Form F-4 (No. 333-11910), filed with the SEC on May 5, 2000, is incorporated herein by reference.

4.20	Warrant Agreement, dated as of March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V. and The Bank of New York, as warrant agent, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 29, 2001, is incorporated herein by reference.

4.21	Dark Fiber Optic Purchase Agreement, dated as of August 13, 2002, between Maxcom Telecomunicaciones, S.A. de C.V. and Bestel S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.22	Transactional Lease Termination Agreement, dated as of May 20, 2003, among Maxcom Telecomunicaciones, S.A. de C.V. and Jacobo Zaga Romano, Jacobo Zaga Buzali, et.al., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2003, is incorporated herein by reference.

4.23	Capacity Sale Agreement, dated as of October 15, 2003, between Maxcom Telecomunicaciones, S.A. de C.V. and Axtel, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 24, 2004, is incorporated herein by reference.

4.24	Credit Agreement, dated April 28, 2004, by and among Banco Santander Mexicano, S.A., Institución de Banca Mútiple Grupo Financiero Santander Serfin, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.25	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Mútiple, Ixe Grupo Financiero., as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.26	Amendment dated August 5, 2004 to Exhibit B of the Master Agreement to Supply Local Interconnection Services, dated February 25, 1999, between Maxcom and Telefonos de México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2005, is incorporated herein by reference.

4.27	Credit Agreement, dated April 13, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.28	Credit Agreement, dated October 25, 2005, by and among Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as lenders, Maxcom, as borrower and Maxcom SF, S.A. de C.V. as joint and several obligor, and amendment dated December 13, 2005, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.29	Credit Agreement, dated October 21, 2005, by and among Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders and Maxcom, as borrower, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.30	Irrevocable Trust Agreement, dated November 21, 2005, by and among Maxcom, as settler, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trust beneficiaries and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as trustees, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.31	Minutes of Maxcom Shareholders Meeting dated August 31, 2005 approving the spin-off, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.32	Stock Purchase Agreement, dated November 22, 2005, by and among Maxcom and Maxcom SF, S.A. de C.V., as sellers and Tiendas Comercial Mexicana, S.A. de C.V. and Controladora Comercial Mexicana, S.A. de C.V., as buyers, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

4.33	Supply and Installation Agreement of Video Through DSL (IPTV) System dated December 15, 2006 by and among Maxcom Telecomunicaciones, S.A. de C.V., Alcatel Bell N.V. and Alcatel México, S.A. de C.V., filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 26, 2007, is incorporated herein by reference.

4.34	The First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, among Maxcom Telecomunicaciones, S.A. de C.V. and Banco Nacional de México (English translation) , filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

4.35	Second Executive Stock Option Plan, dated July 17, 2006 (English translation), filed as an exhibit to our registration statement on Form F-1/A (No. 333-144771), filed with the SEC on September 12, 2007, is incorporated herein by reference.

6.1 *	Computation of earnings per share.

7.1 *	Computation of ratio of earnings to fixed charges

8.1 *	Subsidiaries of the Registrant.

11.1	Maxcom’s Code of Ethics adopted March 2006, filed as an exhibit to our annual report on Form 20-F, filed with the SEC on June 30, 2006, is incorporated herein by reference.

12.1 *	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2 *	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*   Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

Cofetel	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/amplifier sites. Greater distances between regeneration/amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancun, Chetumal, Merida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

IPTV	Internet Protocol Television is also called Internet Television or TV over IP and it refers to the transmission of television signals through the Internet using Internet Protocol.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in light wave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	Mega Bits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point- to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by a dedicated transmission line.
POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

Revenue Generated Unit (RGU)	Represents an individual service subscriber who generates recurrent revenue for the Company.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Ministry of Communications and Transportation.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

Triple play services	Triple play services consist combination of voice, data, and video services offered as a bundled service for a price that is less than the price of the individual services acquired individually.

VoIP	Voice over Internet Protocol services consist in the technology that provides telephone companies with the ability to carry normal telephony-style voice over an Internet Protocol-based Internet with POTS-like functionality, reliability, and voice quality.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	XDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Armando Jorge Rivero Laing
Armando Jorge Rivero Laing
Chief Financial Officer

DATE: May14, 2014

EXHIBIT INDEX

6.1	Computation of earnings per share.

7.1	Computation of ratio earnings to fixed charges

8.1	Subsidiaries of the Registrant.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Letter Dated May 14, 2014 of KPMG Cardenas Dosal S.C. as required by item16F of Form 20-F.